Form 10-K, Exhibit 13
period 1993-12-31
SOUTHWESTERN BELL CORP
filed 1994-03-18
CIK 732717

STOCK PERFORMANCE

          On page one of the Annual Report is a stacked bar graph detailing the Corporation's stock performance for 1993 and 1992.


        Selected Financial and Operating Data
        Dollars in millions except per share amounts

        At December 31 or for the year             1993       1992      1991      1990         1989
        ended:
        Operating revenues                 $     10,690 $   10,015 $   9,332 $   9,113    $   8,730
        Operating expenses                 $      8,310 $    7,818 $   7,198 $   7,071    $   6,722
        Operating income                   $      2,380 $    2,197 $   2,134 $   2,042    $   2,008
        Interest expense                   $        496 $      530 $     578 $     530    $     544
        Equity in net income of affiliates $        250 $      208 $      95 $       6    $       6
        Income taxes                       $        625 $      568 $     488 $     440    $     387
        Income before extraordinary loss
         and cumulative
         effect of changes in accounting
         principles                        $      1,435 $    1,302 $   1,157 $   1,101    $   1,093
        Extraordinary loss on early
         extinguishment
         of debt, net of tax               $      (153)          - $    (81)         -            -
        Cumulative effect of changes in
         accounting principles, net of tax $    (2,127)          -         -         -            -
        Net income (loss)                  $      (845) $    1,302 $   1,076 $   1,101    $   1,093
        Earnings per common share: (1)
        Income before extraordinary loss
        and cumulative
         effect of changes in accounting
         principles                        $       2.39 $     2.17 $    1.93 $    1.83    $    1.82
        Extraordinary loss on early
         extinguishment
         of debt, net of tax                     (0.25)          -    (0.14)         -            -

        Cumulative effect of changes in
         accounting principles,
         net of tax                              (3.55)          -         -         -            -
        Net income (loss)                  $     (1.41) $     2.17 $    1.79 $    1.83    $    1.82
        Total assets                       $     24,308 $   23,810 $  23,179 $  22,196    $  21,161
        Long-term debt                     $      5,459 $    5,716 $   5,675 $   5,483    $   5,456

        Construction and capital
         expenditures                      $      2,221 $    2,144 $   1,826 $   1,778    $   1,483
        Free cash flow                     $      1,220 $    1,470 $   1,067 $     893    $   1,283
        Dividends declared per common
         share (1)                         $       1.51 $     1.46 $    1.42 $    1.38    $    1.30
        Book value per common
         share (1, 2)                      $      12.68 $    15.51 $   14.76 $   14.31    $   13.92
        Ratio of earnings to
         fixed charges(3)                          4.51       3.96      3.53      3.69         3.52
        Return on weighted average
         shareowners' equity (4)                  19.20%     14.27%    13.03%    12.92%       12.90%
        Debt ratio (2)                            47.36%     42.92%    45.09%    43.98%       42.01%
        Network access lines in service
         (000)                                   13,238     12,803    12,398    12,105       11,759
        Access minutes of use (000,000)          43,767     41,235    38,885    36,982       34,295
        Long-distance messages (000,000)          1,093      1,057     1,055     1,034          988
        Cellular customers (000)                  2,049      1,413       960       667          382
        Number of employees                      58,400     59,500    61,200    66,700       66,200

        1 Prior years have been restated to reflect two-for-one stock split effective May 25, 1993.
        2 Shareowners' equity used in debt ratio and book value per common share calculations includes extraordinary loss and changes in accounting principles.
        3  Prior year ratios have been restated to conform to current year methodology.
        4 Calculated using income before extraordinary loss and changes in accounting principles.
          These impacts are included in shareowners' equity.
        5 Compounded Annual Growth Rate from 1984 to 1993.
        NA Not Available.

      Selected Financial and Operating Data
      Dollars in millions except per share amounts


      At December 31 or for the year           1988     1987     1986    1985     1984CAGR5
      ended:
      Operating revenues                 $    8,453  $ 8,003  $ 7,902 $ 7,925 $  7,191 4.5%
      Operating expenses                 $    6,503  $ 5,926  $ 5,705 $ 5,802 $  5,254 5.2%
      Operating income                   $    1,950  $ 2,077  $ 2,197 $ 2,123 $  1,937 2.3%
      Interest expense                   $      578  $   532  $   543 $   542 $    521    -
      Equity in net income of
       affiliates                        $        8  $     5  $     3 $     - $      -    -
      Income taxes                       $      350  $   544  $   711 $   655 $    579    -
      Income before extraordinary loss
       and cumulative
       effect of changes in accounting
       principles                        $    1,060  $ 1,047  $ 1,023 $   996 $    883 5.5%
      Extraordinary loss on early
       extinguishment
       of debt, net of tax                        -        -        -       -        -    -
      Cumulative effect of changes in
       accounting principles, net of
       tax                                        -        -        -       -        -    -
      Net income (loss)                  $    1,060  $ 1,047  $ 1,023 $   996 $    883    -
      Earnings per common share: (1)
      Income before extraordinary loss
       and cumulative
       effect of changes in accounting
       principles                        $     1.76  $  1.74  $  1.71 $  1.67 $   1.51 5.2%
      Extraordinary loss on early
       extinguishment
       of debt, net of tax                        -        -        -       -        -    -
      Cumulative effect of changes in
       accounting
       principles, net of tax                     -        -        -       -        -    -
      Net income (loss)                  $     1.76  $  1.74  $  1.71 $  1.67 $   1.51    -
      Total assets                       $   20,985  $21,500  $20,300 $19,291 $ 18,042 3.4%

      Long-term debt                     $    5,039  $ 5,649  $ 4,912 $ 5,001 $  4,935    -
      Construction and capital
       expenditures                      $    1,222  $ 1,450  $ 1,912 $ 1,989 $  1,727  2.8%
      Free cash flow                     $    1,308  $ 1,028  $   659 $   209 $    481 10.9%
      Dividends declared per
       common share (1)                  $     1.24  $  1.16  $  1.07 $  1.00 $    .93 5.5%
      Book value per
       common share (1, 2)               $    14.15  $ 13.63  $ 13.04 $ 12.38 $  11.71    -
      Ratio of earnings to
       fixed charges (3)                       3.26     3.72     3.91    3.78     3.57    -
      Return on weighted average
       shareowners' equity (4)               12.69%   12.98%   13.34%  13.71%   13.14%    -
      Debt ratio (2)                         41.42%   44.59%   43.43%  43.72%   43.65%    -
      Network access lines in service
       (000)                                 11,340   11,105   11,083  10,898   10,650 2.4%
      Access minutes of use (000,000)        31,412   30,114   28,034  26,623       NA    -
      Long-distance messages (000,000)          940      873      831     797      747    -
      Cellular customers (000)                  244      155       41      35        9    -

      Number of employees                    64,900   67,100   67,500  71,400   71,900    -

      1 Prior years have been restated to reflect two-for-one stock split effective May 25, 1993.
      2 Shareowners' equity used in debt ratio and book value per common share calculations includes extraordinary loss and
        changes in accounting principles.
      3 Prior year ratios have been restated to conform to current year methodology.
      4 Calculated using income before extraordinary loss and changes in accounting principles.
        These impacts are included in shareowners' equity.
      5 Compounded Annual Growth Rate from 1984 to 1993.
      NA Not Available.





          Management's Discussion and Analysis of Financial Condition and Results of Operations

          Southwestern Bell Corporation's principal subsidiaries provide landline and wireless telecommunications services and equipment, directory advertising, publishing and printing, and cable TV services.

          Dollars in millions except per share amounts


          Southwestern Bell Corporation (Corporation) is a holding company whose subsidiaries operate predominantly in the communications service industry. The Corporation's subsidiaries principally provide landline and wireless telecommunications services and equipment, directory advertising, publishing and printing, and cable television services. In December 1993, the Corporation sold Metromedia Paging Services, Inc. (Paging) which provided paging services.

          In 1993, 76 percent of the Corporation's operating revenues came from its largest subsidiary, Southwestern Bell Telephone Company (Telephone Company), which provides telecommunications services through approximately 13.2 million access lines in Arkansas, Kansas, Missouri, Oklahoma and Texas (five-state area). The Telephone Company is a public utility subject to regulation by each of the state jurisdictions in which it operates and by the Federal Communications Commission (FCC).

          This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

          Results of Operations

          Summary

          Financial results, including changes from the prior year, are summarized as follows:

                                                           Percent change
                                                          1993 vs. 1992 vs.
                          1993         1992       1991      1992     1991

    Operating revenues $ 10,690.3  $10,015.4  $9,331.9      6.7%     7.3%

    Operating expenses $  8,310.7   $7,818.0  $7,198.3      6.3%     8.6%
    Income before
     extraordinary loss
     and accounting
     changes           $  1,435.2   $1,301.7  $1,156.5     10.3%    12.6%
    Extraordinary
     loss              $   (153.2)       -    $  (80.7)      -        -
    Accounting changes $ (2,127.2)       -         -         -        -
    Net income (loss)  $   (845.2)  $1,301.7  $1,075.8    (164.9)%  21.0%



          The Corporation reported income before extraordinary loss and cumulative effect of changes in accounting principles of $1,435.2, $1,301.7 and $1,156.5 in 1993, 1992 and 1991,
          respectively. The corresponding earnings per common share for those years were $2.39, $2.17 and $1.93, respectively. Extraordinary loss associated with early extinguishment of debt was $153.2, or $0.25 per share, in 1993, and $80.7, or $0.14 per share, in 1991. The adoption of financial accounting standards relating to postretirement benefits, postemployment benefits and income taxes resulted in one-time charges of $2,127.2, or $3.55 per share, in the first quarter of 1993. As a result, net loss for 1993 was $845.2, or $1.41 per share. Net income for 1992 and 1991 was $1,301.7 and $1,075.8, respectively. Subsidiaries other than the Telephone Company provided 29 percent, 26 percent and 19 percent of the Corporation's income before extraordinary loss and cumulative effect of changes in accounting principles in 1993, 1992 and 1991, respectively. All per share amounts have been restated to reflect the 1993 two-for-one stock split.

          The primary factors contributing to the increase in income before extraordinary loss and cumulative effect of changes in accounting principles in 1993 were the growth in demand for services and products at Southwestern Bell Mobile Systems, Inc. (Mobile Systems) and the Telephone Company, the decrease in license fees paid by the Telephone Company for switching system software, and the increase in income generated from the Corporation's equity investments, primarily Telefonos de Mexico, S.A. de C.V. (Telmex). These factors were partially offset by increased postretirement benefit and depreciation expenses and accruals for potential rate reductions, mainly at the Telephone Company. Results for 1993 also reflect one-time charges for Telephone Company restructuring and write-off of analog cellular equipment, partially offset by a gain on the sale of Paging.

          The primary factors contributing to the increase in income before extraordinary loss in 1992 included increased demand for services and products at the Telephone Company and at Mobile Systems, the increase in income generated from the Corporation's additional investment in Telmex and expense reductions from the voluntary management retirement program implemented in the fourth quarter of 1991. These factors were partially offset by increases in license fees for switching system software, depreciation and benefit expense, mainly at the Telephone Company.

          Items affecting the comparison of the operating results between 1993 and 1992, and between 1992 and 1991, are discussed in the following sections.



     Operating Revenues

     Total operating revenues increased $674.9, or 6.7 percent, in 1993 and $683.5, or 7.3 percent, in 1992. Revenue components of total operating revenues, including changes from the prior year, are as follows:
                                                           Percent change

                                                            1993 vs.  1992
                                                              1992     vs.
                         1993          1992       1991                1991
     Local service
       Landline        $ 3,904.9   $  3,727.5  $ 3,527.9     4.8%    5.7%
       Wireless          1,282.5        940.9      701.0    36.3    34.2

     Network access
       Interstate        1,804.7      1,710.3    1,651.9     5.5     3.5
       Intrastate          880.7        837.5      788.9     5.2     6.2

     Long-distance         977.3      1,011.7    1,026.6    (3.4)   (1.5)
      service

     Directory             869.0        847.9      847.7     2.5     0.0
      advertising

     Other                 971.2        939.6      787.9     3.4    19.3

                       $10,690.3   $ 10,015.4  $ 9,331.9     6.7%    7.3%


         Local Service Landline revenues increased in 1993 and 1992 due primarily to increases in demand, including growth in the number of access lines of 3.4 percent and 3.3 percent, respectively. Nearly two-thirds of the access line growth occurred in Texas. Landline revenues for the periods also increased as a result of extended area service plans which expand the area defined as local service.

         Wireless revenues increased in 1993 and 1992 due primarily to the growth in the number of cellular customers of 45.0 percent and
         47.2 percent, for each year, respectively. These increases were partially offset by declines in average revenue per customer in both periods. Market penetration for 1993, 1992 and 1991 was 5.7,
         4.0 and 2.7 customers per 100 people, respectively, in Mobile Systems' service areas.

         Network Access Interstate network access revenues increased in 1993 and 1992 due primarily to increases in demand for access services and growth in revenues from end user charges attributable to an increasing access line base. These increases were partially offset by decreases in interstate rates recognized by the Telephone Company.



         Intrastate network access revenues increased in 1993 and 1992, as compared to prior years, due primarily to increases in demand. These increases were partially offset by previously ordered rate reductions, primarily in Texas.

         Long-Distance Service Telephone Company long-distance revenues decreased in 1993 and 1992 due mainly to accruals for potential rate reductions in Oklahoma and the impact of extended area service plans. These decreases were partially offset by increases in demand for long-distance services. Although extended area service plans have had a negative effect on long-distance service revenues, this effect is partially offset by related increases in local service revenues, as noted in the discussion of landline local service revenues. Results in 1992 were also affected by a positive change in net settlements with independent telephone companies.

         Directory Advertising revenues in 1993 and 1992 reflect growth in Yellow Pages revenues in each year. The increases in both years were offset by the absence of revenues associated with certain directory operations sold in June 1992.

         Other revenues increased in 1993 and 1992 due to increases in equipment sales, primarily at Mobile Systems, and increases in demand for the Telephone Company's nonregulated services and products. In 1993, these increases were partially offset by the absence of revenues associated with operations sold during 1993, including residential equipment sales, commercial printing and paging services. In 1992, other revenues were negatively impacted by a decrease in revenues associated with billing and collection services provided to interexchange carriers by the Telephone Company.

     Operating Expenses

     Total operating expenses increased $492.7, or 6.3 percent, in 1993 and $619.7, or 8.6 percent, in 1992. Expense components of total operating expenses, including changes from the prior year, are as follows:



                                                             Percent
                                                             change

                                                            1993 1992
                                                            vs.  vs.
                            1993       1992      1991       1992 1991

     Cost of services
     and products         $ 3,387.6 $3,423.4 $  3,159.9 (1.0)% 8.3%

     Selling, general
     and administrative     2,916.1  2,552.4    2,273.4 14.2  12.3

     Depreciation
     and amortization       2,007.0  1,842.2    1,765.0  8.9   4.4

                          $ 8,310.7 $7,818.0 $  7,198.3  6.3%  8.6%


         Cost of Services and Products decreased in 1993 due primarily to a decrease in license fees paid by the Telephone Company for switching system software, and the absence of expenses associated with operations sold, including residential equipment sales and commercial printing (sold in 1993) and directory advertising operations (sold in 1992). These decreases were partially offset by costs related to increased demand for services and products at Mobile Systems and the Telephone Company, and annual compensation increases.

         The increase in 1992 was primarily due to Telephone Company expenditures for switching system software associated with advanced calling features, and an accelerated implementation of a single national database of 800 numbers as mandated by the FCC, as well as costs related to increased demand for cellular services and products. These increases were partially offset by the savings from the voluntary management retirement program implemented in the fourth quarter of 1991.

         Selling, General and Administrative expenses increased in 1993 due primarily to increased demand for cellular services and products and the increase of approximately $110 in postretirement benefits expense required by the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement No. 106) as discussed in Note 2 to the financial statements. The increased expenses also reflect a one-time charge for restructuring, as further discussed in "Other Business Matters," as well as increases in property and other taxes and annual compensation increases. Comparisons to 1992 are impacted by the recording of one-time charges in 1992 for an offer of pension enhancements and related benefits to designated nonmanagement employees and for estimated expenses associated with relocating the Corporation's headquarters.

         In addition to the charges for pension enhancements and relocation noted above, the increase in 1992 resulted from increased demand for services and products, primarily cellular, and from higher benefit expenses mostly attributable to the voluntary management retirement program implemented in the fourth quarter of 1991. These increases were partially offset by salary savings due to force reductions.

         Depreciation and Amortization increased in 1993 mainly due to changes in plant level and composition, particularly at the Telephone Company. Depreciation expense also increased in 1993 due to a reduction in cellular analog equipment lives. These increases were partially offset by a decrease in reserve deficiency amortization at the Telephone Company.

         The increase in 1992 was due mostly to implementation of revised depreciation rates resulting from the triennial review of rates by regulators, and a change in plant level and composition. These increases were partially offset by the decrease in reserve deficiency amortization.

     Interest Expense decreased $33.8, or 6.4 percent, in 1993. The decrease was due primarily to lower interest rates on debt refinanced by the Telephone Company and the repayment of debt during 1993. Interest expense decreased $47.7, or 8.3 percent, in 1992 due to lower interest rates on short-term obligations and interest savings on long-term debt refinanced by the Telephone Company in 1991.



     Equity in Net Income of Affiliates increased $41.7, or 20.0 percent, in 1993 due primarily to higher earnings at Telmex resulting from overall growth, including increases in access lines, and increases in rates sufficient to offset the impact of inflation. In 1992, the increase of $113.5, or 120.1 percent, was due primarily to the September 1991 increase in the Corporation's equity investment in Telmex from 5 to 10 percent and higher earnings at Telmex resulting from increases in access lines and an increase in local service rates. In both years, these factors were offset partially by increases in wages and benefit expenses, and other operating expenses related to the rehabilitation and modernization of the telephone network. The Corporation's investment in Telmex is recorded under U.S. generally accepted accounting principles which exclude inflation adjustments and include adjustments for the purchase method of accounting. See Note 13 to the financial statements for additional information.

     Other Expense - Net increased $67.2 in 1993 and was flat in 1992 compared with 1991. The increase was due to a nonrecurring charge for the write-off of analog cellular equipment, the absence of interest income associated with the settlement of federal income tax audit issues in 1992 and an increase in legislative advocacy expenses in 1993. These increases were partially offset by the gain on the sale of paging operations in 1993.

     Federal Income Tax expense increased $62.5, or 12.8 percent, in 1993 and $52.0, or 11.9 percent, in 1992, primarily due to higher income before income taxes. Federal income taxes in 1993 were also affected by the increase in income tax rates under the Omnibus Budget Reconciliation Act. Based on comparable results, management estimates that the change in rates will decrease net income in 1994 by approximately $35-40. The increase in 1992 was partially offset by an increase in the amortization of deferred taxes in 1992.

     Extraordinary Item The Telephone Company recorded extraordinary charges of $153.2 and $80.7 in 1993 and 1991 as a result of refinancing $2,100 and $732 of long-term debt, respectively. See Note 7 to the financial statements for additional information.

     Operating Environment and Trends of the Business

     Regulatory Environment

     The Telephone Company operates in a five-state area comprised of Arkansas, Kansas, Missouri, Oklahoma and Texas. The intrastate telecommunications operations of Arkansas, Missouri and Oklahoma are currently regulated under traditional rate-of-return methodology.
     Since 1990, Kansas and Texas intrastate telecommunications operations have been governed by alternative forms of regulation. The Telephone Company's interstate telecommunications operations in the five states are regulated by the FCC, using, since 1991, a price-cap methodology.




     The Texas Public Utility Commission (TPUC) requires that certain ratemaking adjustments be made to the Telephone Company's reported earnings in order to compute earnings subject to sharing according to its regulatory plan. These adjustments, however, are not used in preparing the published financial statements. Similarly, other jurisdictions may require that adjustments be made to reported earnings in order to compute regulatory returns. As a result, differences may exist between the returns reported to these regulatory bodies and those computed from Telephone Company financial information included in the consolidated financial statements.

     Following is a summary of significant regulatory proceedings.

     Missouri Missouri has completed its fourth and final year under an incentive regulation plan (Missouri Plan), formed as part of a September 1989 agreement among the Missouri Public Service Commission
     (MPSC), Office of Public Counsel (OPC) and the Telephone Company.
     Under its terms, the Telephone Company was required to reduce annual revenues, effective October 1989, by approximately $82, and upgrade its network in Missouri between 1990 and 1997 at an estimated cost of $180. The Missouri Plan also provided for a sharing of earnings between the Telephone Company and its customers at certain rate-of-return thresholds.

     Revenue sharing amounts for 1990 and 1991 were refunded to customers in June 1991 and June 1992, respectively, with no material impact on the Corporation's financial results. The Telephone Company was not required to share revenues for 1992, and expects that sharing for 1993, if any, will be minimal.

     In October 1992, the Telephone Company, the MPSC staff and OPC filed separate recommendations to the MPSC concerning the success of the Missouri Plan and proposing changes in procedures and parameters. The Missouri Plan, originally scheduled to expire on December 31, 1992, was ordered extended until December 31, 1993, to allow for consideration of the various proposals.

     The MPSC staff filed a complaint with the MPSC in January 1993 alleging that, under traditional rate-of-return methods, the Telephone Company's intrastate rates should be reduced by $150 annually. In December 1993, the MPSC issued an order requiring rate reductions of $84.6 annually, beginning January 1, 1994. The order also offered the Telephone Company the option of participating in a five-year Accelerated Modernization Plan (AMP). The AMP would have required annual revenue reductions of $84.6, which would then be subject to a five-year rate freeze, as well as continued revenue sharing and accelerated network modernization.



     In December 1993, the Telephone Company declined the AMP offer on the basis that it would be detrimental to the Telephone Company, and obtained a temporary restraining order from the Cole County Circuit Court (Circuit Court), temporarily preventing enforcement of the ordered rate reductions. In February 1994, the Circuit Court granted a stay of the ordered rate reductions, pending disposition on appeal.
     All revenues in excess of the MPSC proposed reduced rates are being paid to the Circuit Court at this time and will not be reflected in 1994 operating revenues.

     The MPSC order did not impact 1993 financial results. The final impact of the order on future financial results cannot be determined until all issues are resolved.

     Oklahoma In January 1989, the Oklahoma Corporation Commission (OCC) ordered an investigation into the reasonableness of the Telephone Company's intrastate rates. A final order was issued in August 1992, requiring the Telephone Company to refund revenues in excess of 11.41 percent return on equity, effective April 1991 through the date of the final order. The ordered refund obligation is $148.4.

     The OCC order also would reduce annual revenues by $100.6 effective September 1992 (of which $24.5 relates to wide-area calling plans which had already been implemented when the order was issued, and $7.4 relates to expanded wide-area calling plans implemented during 1993 through March 1994), partially offset by a positive annual revenue adjustment of $7.8 to compensate the Telephone Company for its investment of $84 over the next five years for network modernization. The order would also lower the allowed return on equity from 14.25 percent to 12.20 percent. In addition, the order denies recovery of depreciation expense associated with certain network assets and changes the regulatory method of accounting for pension expense. These actions could result in a maximum one-time reduction in net income of approximately $36.

     In September 1992, the Telephone Company appealed to the Oklahoma Supreme Court which suspended the effectiveness of the entire order pending final disposition. This appeal is still pending.

     The Telephone Company is contesting all aspects of the OCC's actions. Although it is unable to predict the outcome of the proceeding at this time, management believes that the OCC-ordered refund of revenues collected before the date of the OCC's August 1992 order is illegal under Oklahoma law, and will be overturned by the Court. The Court may require the Telephone Company to implement some portion of the annual rate reductions indicated in the OCC order. Management is unable to determine the outcome of the remaining portions of the OCC order. Ultimate resolution of the entire OCC order is not expected to have a material impact on the Corporation's financial results.

     In 1986, the OCC made an inquiry into the effects of the Tax Reform Act of 1986 on the Telephone Company. As a result, in October 1989, the OCC concluded that the Telephone Company had a revenue surplus of $27.5, and required the Telephone Company to invest this surplus, together with interest, to upgrade its network in Oklahoma rather than refund it to customers. In addition, prospective annual rate reductions totaling $7.8 were ordered, effective October 1989.

     In October 1989, the OCC order was appealed to the Oklahoma Supreme Court by various parties, including the Telephone Company. In
     December 1991, the Court upheld the portion of the OCC's decision that required the Telephone Company to invest the revenue surplus in network upgrades. The Court also determined that the OCC's finding of a depreciation reserve deficiency was not supported by substantial evidence and that the OCC's treatment of employee severance payments and cash working capital analysis was inappropriate. The OCC has not reconsidered the remand issues. A prehearing conference has been scheduled for April 1994. Although the final outcome of the OCC's reconsideration is uncertain at this time, management does not expect the decision to have a material future impact on the Corporation's financial results.

     Texas The Telephone Company has completed the third year of its four-year incentive regulation agreement (the Agreement), which was approved by the TPUC in November 1990. Under the terms of the Agreement the Telephone Company has agreed, over a four-year period ending November 29, 1994, to cap certain local rates, provide annual rate reductions and other benefits to customers in Texas, and upgrade the network at a cost of approximately $329. Rate reductions and customer benefits for 1991 were approximately $246. Additional rate reductions of $34 and $21 were implemented in 1992 and 1993, respectively, and additional rate reductions of approximately $146 will be implemented in 1994.

     The Agreement also provides an earnings-sharing mechanism designed to encourage efficiency and innovation by the Telephone Company. Revenue sharing amounts for 1991 and 1992 were refunded to customers in 1993, with no material impact on the Corporation's financial results. Management expects that sharing for 1993, if any, will be minimal.

     In 1991, the Agreement was appealed through the courts, and, in February 1993, the Texas Court of Appeals (Appeals Court) upheld the Agreement, but found that the TPUC incorrectly applied laws on the treatment of federal income tax benefits related to disallowed expenses and directed the matter back to the TPUC for resolution. In August 1993, the Telephone Company and opposing intervenors filed appeals in the Texas Supreme Court, and the matter is pending.

     In October 1992, the Office of Public Utility Counsel (OPUC) filed a petition for inquiry into the rates of the Telephone Company, alleging that the Telephone Company had realized excess annual earnings of approximately $234, which the sharing mechanism failed to capture. The Telephone Company filed a motion to dismiss in November 1992. In
     July 1993, TPUC granted the Telephone Company's motion to dismiss.

     Postretirement Benefits Other Than Pensions The adoption of Statement No. 106 for ratemaking purposes has been addressed by regulatory authorities in most of the Telephone Company's state jurisdictions.
     See Note 2 to the financial statements for additional information on Statement No. 106. Texas and Arkansas, through commission order, and Kansas, through stipulation and commission order, have agreed to accrual accounting for postretirement benefit expenses, with some funding requirements. In Missouri, the MPSC has ordered continued pay-as-you-go treatment for postretirement benefit expenses. The Telephone Company intends to appeal this order. In Oklahoma, the OCC has not ruled on the issue, although OCC staff has recommended accrual accounting for postretirement benefit expenses, with some funding requirements.

     An FCC order issued in December 1991 required all local exchange carriers to use the amortization method for recognition of the transition benefit obligation. In June 1992, the Telephone Company asked the FCC for the ability to increase its price caps to take into account the incremental interstate costs resulting from the accrual accounting required by Statement No. 106 (referred to as exogenous treatment). In January 1993, the FCC issued an order denying exogenous treatment for these incremental costs, but did not preclude the seeking of exogenous treatment of the transition benefit obligation in a separate filing in 1993. In February 1993, the Telephone Company joined with other local exchange carriers in an appeal of the January 1993 FCC order. In April 1993, the Telephone Company filed tariffs with the FCC requesting exogenous treatment of the transition benefit obligation. In June 1993, the FCC allowed the proposed rates to go into effect on July 1, 1993, subject to further investigation which could result in future refunds for all or part of the amount attributable to the transition benefit obligation. Potential refunds are currently being accrued by the Telephone Company; however, any future refunds are not expected to have a material impact on the Corporation's financial results.

     Competition

     Competition is growing in the telecommunications industry. Regulatory and court decisions have expanded the number of alternative service providers offering telecommunications services. Technological advances have expanded the types and uses of services and products available. Accordingly, the Corporation faces increasing competition in significant portions of its business.

     The Telephone Company currently faces competition from, but not limited to, competitive access providers (CAPs), private networks, residential multi-tenant services, interexchange carriers, cellular providers, resellers and providers of telecommunications equipment. CAPs typically build fiber optic "rings" throughout large metropolitan areas to provide transport services (generally high-speed data) for large business customers and interexchange carriers. Also, an increasing number of individual firms, particularly large business customers, have established their own private network systems to transmit voice and data, bypassing Telephone Company facilities. The extent of the economic incentive to bypass the local exchange network depends upon local exchange prices, access charges, regulatory policy and other factors. End user charges ordered by the FCC are designed to mitigate the effect of system bypass.

     Recent regulatory rulings have sought to expand competition for special and switched access services. Special access refers to a dedicated transmission path, used primarily by large business customers and long-distance carriers, which does not involve switching at the local exchange carrier central office. Switched access refers to the link between local exchange carriers' switching facilities and long-distance carriers' networks; switched access transport is one component of this process. In October 1992, the FCC released an order requiring large local exchange carriers, including the Telephone Company, to file tariffs permitting independent parties to physically collocate (i.e., locate) their equipment within local exchange carrier central offices for purposes of providing certain special access services. Local exchange carriers were also required to work out virtual collocation agreements for central offices where there is insufficient space for physical collocation. Virtual collocation involves a set of technical and pricing rules intended to position the interconnector as if its equipment were located in the central office. Tariffs were filed in February 1993, and became effective in June 1993. In November 1992, the Telephone Company joined with 11 local exchange carriers in a petition filed with the FCC to stay the physical collocation requirement, and also filed a separate petition to stay the virtual collocation requirement. After denial of the petitions, the Telephone Company and several other local exchange carriers filed an appeal with the U.S. Court of Appeals for the District of Columbia Circuit. Oral arguments were presented in February 1994.

     In September 1993, the FCC released an order essentially imposing the same collocation requirements for switched access transport services as for special access services. In November 1993, the Telephone Company and other local exchange carriers filed an appeal of that order as well. Switched access transport collocation tariffs were filed in November 1993, and became effective in February 1994.

     State regulatory commissions are also addressing issues pertaining to CAPs. In Texas, the TPUC was asked to determine whether CAPs must first obtain a certificate of convenience and necessity before providing certain intrastate services. In response, the TPUC adopted a change to the definition of local exchange service that would allow CAPs to provide certain intrastate services without specific TPUC approval. The Telephone Company is appealing this decision. In February 1993, the TPUC denied a petition filed by a CAP seeking intrastate collocation, rate unbundling and the elimination of resale restrictions in Telephone Company tariffs, and indicated it would address these issues in separate proceedings. In Missouri, CAPs are permitted to provide certain services, including special access and interexchange and intraexchange private line services, upon a showing of financial viability and authorization from the MPSC. In Missouri, a number of CAPs are presently certified to offer services.

     The MPSC, in December 1992, granted the Telephone Company transitionally competitive status for toll, WATS, 800, operator and private line services, which has been appealed by several parties.
     This decision permits the Telephone Company to file minimum and maximum rates for those services, within which it can change rates without prior MPSC approval once enabling tariffs are approved. The Telephone Company plans to file for these rates in early 1994.

     In February 1993, the Arkansas Public Service Commission issued an order granting Tier 1 local exchange carriers, including the Telephone Company, the choice between physical and virtual collocation. The Telephone Company has appealed that decision to the Arkansas Court of Appeals. In Oklahoma, the OCC issued an order in February 1993, adopting a policy of local exchange carrier discretion to choose between physical and virtual collocation. In Texas, the TPUC adopted a rule in January 1994, requiring expanded interconnection for special access services on terms similar to the interstate tariffs. The rule also requires the Telephone Company to provide expanded interconnection for private line services, and to unbundle special access and private line services. In Missouri, the MPSC has initiated preliminary discussions on expanded interconnection. The Kansas Corporation Commission (KCC) presently does not authorize intrastate collocation.

     The Telephone Company faces increasing competition in its intraLATA toll markets, primarily from interexchange carriers and resellers. IntraLATA toll competition currently exists in various forms in Arkansas, Missouri and Texas. In Kansas, certain types of intraLATA toll competition went into effect in November 1993. And in Oklahoma, the OCC is currently considering an Administrative Law Judge's recommendation to allow certain types of intraLATA toll competition.

     In the future, it is likely that additional competitors will emerge in the telecommunications industry. Cable television companies and electric utilities have expressed an interest in providing telecommunications services. Interexchange carriers have also expressed interest in providing local service, either directly or through alternative wireless networks, and one carrier has publicly announced its intent to provide local service in certain markets, some of which may be in the Telephone Company's five-state area. During 1993, several regional holding companies announced mergers, acquisitions, or investments in domestic cable companies, subject to court and regulatory approval. As a result of these mergers and acquisitions, the Corporation may face competition from entities offering both cable and telephone services over their transport mediums in the Telephone Company's operating territory.

     In September 1993, the FCC adopted an order allocating radio spectrum and outlining development of licenses for new personal communications services (PCS). PCS utilizes wireless telecommunications technology, using different radio spectrum than cellular, and, like cellular, is designed to permit access to a variety of communications services regardless of subscriber location. Under an auction process scheduled to begin in May 1994, up to seven new licenses could be awarded in each of 51 geographic areas. Licenses may be combined by spectrum amounts and geographically, including creation of a nationwide service. The Corporation would be allowed to fully participate in areas outside its cellular service areas, and would be allowed to bid on a smaller license in areas where it has a cellular presence. The Corporation is currently evaluating its options under the order.

     Competitive opportunities may arise as a result of pending legislative and legal proceedings. Legislation has recently been introduced in the United States Congress which, if adopted, could allow the Corporation to enter previously restricted lines of business. Specifically, provisions of certain of these bills seek to eliminate or modify restrictions imposed at divestiture by the Modification of Final Judgment related to electronic publishing, telecommunications equipment manufacturing and interLATA telecommunications services, and would allow local exchange carriers to compete in the cable television business in their own areas. In addition, pricing flexibility could be granted for services subject to competition. In February 1994, the Corporation filed a lawsuit in the U.S. District Court in Dallas, seeking to overturn provisions of the Cable Communications Policy Act of 1984, in order to provide cable television service in the Telephone Company's five-state area. The outcome of these proceedings cannot be predicted at this time.

     The Corporation is aggressively representing its interests regarding competition before federal and state regulatory bodies and courts, and before Congress and state legislatures, and will continue to evaluate the increasingly competitive nature of its business and the appropriate regulatory, legislative and industry solutions needed to respond effectively to competition.

     The Corporation currently accounts for the economic effects of regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). Continued application of Statement No. 71 is appropriate only if it is reasonable to assume that rates designed to recover costs can be charged to and collected from customers. This assumption requires, among other things, consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs. It is management's opinion that application of Statement No. 71 to the Corporation is appropriate at this time. If, as a result of actual and anticipated increases in competition and other changes in the telecommunications industry, including the manner of determining rates, the Corporation determines that it no longer qualifies for the provisions of Statement No. 71, management expects that the resulting non-cash extraordinary charge would be material.

     Other Business Matters

     Operational Restructuring During the third quarter of 1993, the Telephone Company announced a restructuring of its operations. The restructuring realigns the Telephone Company into two operating divisions, Customer Services, comprised of nine geographic market areas, and Network Services, which focuses on technology planning and deployment. As part of the restructuring, approximately 800 management positions were eliminated during 1993. Costs for severance, relocation and benefits associated with the positions currently eliminated were accrued during 1993, reducing net income by approximately $35. Over the next 18 to 24 months, approximately 700 additional management positions will be eliminated.


     Cable Television Partnership In December 1993, the Corporation and Cox Cable Communications (Cox) entered into a non-binding Memorandum of Understanding with respect to the formation of a $4.9 billion partnership to own and operate cable television systems. See Note 12 to the financial statements for additional information.

     Acquisitions and Dispositions During 1993, the Corporation sold Paging, sold portions of its commercial printing operations, and entered into an agreement which exclusively licensed sales under its residential equipment trademark. None of these transactions had a material effect on the Corporation's financial results in 1993.

     In January 1994, the Corporation completed the purchase, for $650, of two cable television systems located in Montgomery County, Maryland, and Arlington County, Virginia, from Hauser Communications, Inc. In February 1994, the Corporation announced an agreement to purchase, for stock valued at $680, the domestic cellular business of Associated Communications Corporation, including cellular systems in Buffalo, Rochester, Albany and Glens Falls, New York. These properties are adjacent to cellular systems in Syracuse, Utica and Ithaca, New York, which the Corporation agreed to purchase from other parties in November 1993. These transactions are expected to close during 1994.
     Management does not expect any of these acquisitions to have a material effect on the Corporation's financial results in 1994.

     Pending Litigation The Telephone Company is presently engaged in litigation with four Texas cities arising from the Telephone Company's alleged breach of certain ordinances relating to the Telephone Company's use of, and work activities in, streets and other public ways. The cases are entitled City of Mesquite v. Southwestern Bell Telephone Company, et al., and City of Harlingen and City of Brownsville v. Southwestern Bell Telephone Company, et al., in the U.S. District Court for the Northern District of Texas, and City of Port Arthur, et al., v. Southwestern Bell Telephone Company, et al., in the 136th Judicial District Court of Jefferson County, Texas. The City of Port Arthur action was certified as a class action on November 20, 1992. The certification order has been appealed by the Telephone Company. If the class certification is affirmed, the class could include approximately 110 Texas cities.

     The ordinances provide for the payment of a percentage of the gross receipts received by the Telephone Company from the provision of certain services within the cities. While the particular claims of the cities vary, they all allege that the Telephone Company should have included revenues received from other services in calculating the compensation described in the ordinances. The cities have demanded general unspecified actual and exemplary damages or have not specifically alleged the amount of damages resulting from the gross receipts claims. The Telephone Company believes it has several meritorious defenses to the claims and intends to vigorously pursue these defenses. Although the outcomes of these cases are uncertain, the Telephone Company believes that it will either be successful on the merits of the cases or that any unfavorable result will not have a material impact on the Corporation's financial results.




     Liquidity and Capital Resources

     Capital Expenditures and Other Commitments

     To provide high-quality communications services to its customers, the Corporation, particularly the Telephone Company and Mobile Systems, must make significant investments in property, plant and equipment. The capital investment is influenced by regulatory commitments and demand.

     The Corporation's capital expenditures totaled $2,221.1, $2,144.3 and $1,826.4 for 1993, 1992 and 1991, respectively. The 1993 increase in capital expenditures was primarily due to increases in Telephone Company expenditures on broadband infrastructure and customer contracted requirements, continued build-out of cable television and telephone network facilities in the United Kingdom, and growth and digital conversion at Mobile Systems. The increase in capital expenditures in 1992 resulted primarily from the introduction of new services and products at the Telephone Company, as well as network enhancements to provide for the portability of 800 service among interexchange carriers, as required by the FCC, and improved network standardization. Other 1992 increases related mainly to digital conversion and growth in cellular operations and the construction of cable television facilities in the United Kingdom.

     The Telephone Company committed, beginning in 1990, to make network upgrades estimated to cost approximately $329 in Texas over a four-year period, $180 in Missouri over an eight-year period and $160 in Kansas over a five-year period. As of December 31, 1993, in Texas, Missouri and Kansas, the Telephone Company had invested $264.8, $174.4 and $137.7, respectively. In addition, the Telephone Company has committed, beginning in 1994, to make network upgrades in Arkansas over a four-year period, at an estimated cost of $231.

     Management expects capital expenditures in 1994 to be between $2,200 and $2,400. Capital expenditure increases in 1994 for the Corporation will relate to the continued build-out of Mobile Systems existing markets and digital conversions, the construction of cable television and telephone network facilities in the United Kingdom, and domestic cable television build-out and installations. Capital spending at the Telephone Company is expected to be relatively flat in 1994. The Corporation expects to fund ongoing capital expenditures with cash provided by operations.

     In connection with the proposed partnership with Cox discussed in Note 12 to the financial statements, the Corporation has committed to contribute $1,600 to the partnership in cash or other assets within four years of formation. The size, nature and timing of these contributions are subject to many factors, the evaluation of which will include consideration of funding alternatives. In addition, commitments for pending acquisitions of cellular properties, as also discussed in Note 12, will be satisfied through a combination of cash, stock and assumption of debt.

     In 1993, cash received from the sales of businesses exceeded cash paid for acquisitions by $257.4. The January 1994 acquisition of cable television systems in Maryland and Virginia was accomplished with a combination of cash, assumed debt and stock totaling $650.

     Dividends Declared

     Dividends declared by the Corporation totaled $905.3 ($1.51 per share) in 1993, $876.2 ($1.46 per share) in 1992, and $852.4 ($1.42 per share)
     in 1991. Management's dividend policy considers both the expectations and requirements of shareowners, internal requirements of the Corporation, and long-term growth opportunities.

     Cash, Lines of Credit and Free Cash Flow

     The Corporation had $618.4 of cash and cash equivalents available at December 31, 1993. Commercial paper borrowings as of December 31, 1993, totaled $890.5. The Corporation has entered into agreements with several banks for lines of credit totaling $770.0, all of which may be used to support commercial paper borrowings. The Corporation had no borrowings outstanding under these lines of credit as of December 31, 1993.

     During 1993, as in 1992 and 1991, the Corporation's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities exceeded the Corporation's construction and capital expenditures during 1993, as in 1992 and 1991.

     The Corporation generated free cash flow of $1,219.7, $1,470.4 and $1,066.6 in 1993, 1992 and 1991, respectively. In 1993, cash provided by operating activities was reduced by the contribution of $135.5 to the collectively bargained Voluntary Employee Beneficiary Association trusts. Comparisons to 1992 are also impacted by the inclusion of refunds associated with the settlement of federal income tax audit issues in 1992. Free cash flow in 1991 reflected cash payments associated with the voluntary management reduction plan implemented in 1990.

     The Corporation issued $2,207 in debt during 1993, primarily at the Telephone Company. Included in this amount was the refinancing of Telephone Company long-term debt with an aggregate principal amount of $2,100. Since June 1991, the Telephone Company has refinanced $3,182 in long-term debt. Annualized interest savings resulting from debt refinancing in 1993 are approximately $50; since 1991, annualized savings are approximately $96. Other repayments of debt totaled $204 during 1993.




     Total Capital

     The Corporation's total capital consists of debt (long-term debt and debt maturing within one year) and shareowners' equity. Total capital decreased in 1993 due to the effects of adopting new accounting standards and the extraordinary loss on early extinguishment of debt. Absent these factors, total capital increased in 1993 and 1992 due primarily to reinvestment of earnings.

     Debt Ratio

     The Corporation's debt ratio (long-term debt and debt maturing within one year, as a percentage of total capital) was 47.4 percent, 42.9 percent and 45.1 percent at December 31, 1993, 1992 and 1991, respectively. Changes in accounting standards resulted in a decrease in equity in 1993 and increased the debt ratio by 6.1 percent. The debt ratio decreased in 1992 from 1991 due primarily to higher equity levels.

     Stock Repurchase Program

     See Note 10 to the financial statements for additional information.

     Employee Stock Ownership Plans

     See Note 8 to the financial statements for additional information.



          Report of Management


          The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by year end, are the responsibility of management, as is all other information included in the Annual Report, unless otherwise indicated.

          The financial statements of Southwestern Bell Corporation (Corporation) have been audited by Ernst & Young, independent auditors. Management has made available to Ernst & Young all of the Corporation's financial records and related data, as well as the minutes of shareowners' and directors' meetings.
          Furthermore, management believes that all representations made to Ernst & Young during its audit were valid and appropriate.

          Management has established and maintains a system of internal accounting controls that provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the costs of an internal accounting controls system should not exceed, in management's judgment, the benefits to be derived.

          Management also seeks to ensure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communication programs aimed at ensuring that its policies, standards and managerial authorities are understood throughout the organization. Management continually monitors the system of internal accounting controls for compliance. The Corporation maintains an internal auditing program that independently assesses the effectiveness of the internal accounting controls and recommends improvements thereto.


          The Audit Committee of the Board of Directors, which consists of seven directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

          /s/ Edward E. Whitacre Jr.
          Edward E. Whitacre Jr.
          Chairman of the Board and
          Chief Executive Officer


          /s/ Donald E. Kiernan
          Donald E. Kiernan
          Senior Vice President, Treasurer
          and Chief Financial Officer






          Report of Independent Auditors


          The Board of Directors and Shareowners
          Southwestern Bell Corporation

          We have audited the accompanying consolidated balance sheets of Southwestern Bell Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwestern Bell Corporation at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

          As discussed in Notes 2 and 3 to the consolidated financial statements, in 1993 the Corporation changed its method of accounting for postretirement benefits other than pensions, postemployment benefits, and income taxes.


                                                  /s/ Ernst & Young


          San Antonio, Texas
          February 11, 1994


Consolidated Statements of Income
Dollars in millions except per share amounts
                                                 1993         1992         1991
Operating Revenues
Local service                              $  5,187.4   $  4,668.4   $  4,228.9
Network access                                2,685.4      2,547.8      2,440.8
Long-distance service                           977.3      1,011.7      1,026.6
Directory advertising                           869.0        847.9        847.7
Other                                           971.2        939.6        787.9
Total operating revenues                     10,690.3     10,015.4      9,331.9

Operating Expenses
Cost of services and products                 3,387.6      3,423.4      3,159.9
Selling, general and administrative           2,916.1      2,552.4      2,273.4
Depreciation and amortization                 2,007.0      1,842.2      1,765.0
Total operating expenses                      8,310.7      7,818.0      7,198.3
Operating Income                              2,379.6      2,197.4      2,133.6

Other Income (Expense)
Interest expense                               (496.2)      (530.0)      (577.7)
Equity in net income of affiliates              249.7        208.0         94.5
Other expense - net                             (72.9)        (5.7)        (6.2)
Total other income (expense)                   (319.4)      (327.7)      (489.4)
Income Before Income Taxes, Extraordinary
 Loss and Cumulative Effect of Changes
 in Accounting  Principles                    2,060.2      1,869.7      1,644.2

Income Taxes
Federal                                         550.7        488.2        436.2
State and local                                  74.3         79.8         51.5
Total income taxes                              625.0        568.0        487.7
Income Before Extraordinary Loss and
  Cumulative Effect of Changes in
  Accounting Principles                        1,435.2      1,301.7      1,156.5
Extraordinary Loss on Early Extinguishment
  of Debt, net of tax                          (153.2)         -          (80.7)
Cumulative Effect of Changes in Accounting
  Principles, net of tax                     (2,127.2)         -            -
Net Income (Loss)                          $   (845.2)  $  1,301.7   $  1,075.8

Earnings Per Common Share:*
Income Before Extraordinary Loss and
  Cumulative Effect of Changes in
  Accounting Principles                    $     2.39   $     2.17   $     1.93
Extraordinary Loss on Early Extinguishment
  of Debt, net of tax                           (0.25)         -          (0.14)
Cumulative Effect of Changes in Accounting
  Principles, net of tax                        (3.55)         -            -
Net Income (Loss)                          $    (1.41)  $     2.17   $     1.79

Weighted Average Number of Common Shares
  Outstanding (in millions)                     599.8        600.2        600.3

*Restated to reflect two-for-one stock split effective May 25, 1993.

The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Balance Sheets
Dollars in millions except per share amounts
                                                                           Dec
                                                               1993        1992
Assets
Current Assets
Cash and cash equivalents                                 $   618.4   $   505.2
Accounts receivable - net of allowances for
 uncollectibles of $111.2 and $95.5                         2,055.2     1,929.6
Material and supplies                                         148.9       130.1
Prepaid expenses                                              126.5       139.5
Deferred charges                                              192.0       181.0
Deferred income taxes                                         197.0        86.5
Other                                                         281.8       231.2
Total current assets                                        3,619.8     3,203.1
Property, Plant and Equipment - Net                        17,091.5    16,899.4
Intangible Assets - Net of Accumulated Amortization of
$368.2 and $443.6                                           1,147.4     1,323.3
Investments in Equity Affiliates                            1,420.8     1,249.4
Other Assets                                                1,028.0     1,134.8
Total Assets                                              $24,307.5   $23,810.0

Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                             $ 1,385.7   $ 1,279.3
Accounts payable and accrued liabilities                    2,876.2     2,634.1
Dividends payable                                             226.6       219.0
Total current liabilities                                   4,488.5     4,132.4
Long-Term Debt                                              5,459.4     5,716.1

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                       2,387.0     3,527.6
Postemployment benefit obligation                           2,897.0         -
Unamortized investment tax credits                            430.4       496.2
Other noncurrent liabilities                                1,036.6       633.4
Total deferred credits and other noncurrent liabilities     6,751.0     4,657.2

Commitments (Notes 5, 12)

Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized:
    none issued)                                                -           -
Common shares ($1 par value, 1,100,000,000 authorized:
     issued 602,744,484 at December 31, 1993, and
        601,778,178* at December 31, 1992)                    602.7       300.9
Capital in excess of par value                              5,577.0     5,834.8
Retained earnings                                           1,891.4     3,634.8
Guaranteed obligations of employee stock ownership plans     (352.9)     (397.3)
Treasury shares (2,510,404 at December 31, 1993, and
    2,031,584* at December 31, 1992, at cost)                (109.6)      (68.9)
Total shareowners' equity                                   7,608.6     9,304.3
Total Liabilities and Shareowners' Equity                 $24,307.5   $23,810.0

*Restated to reflect two-for-one stock split effective May 25, 1993.

The accompanying notes are an integral part of the consolidated financial statements.





             Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
                                                     1993         1992         1991
Operating Activities
Net income (loss)                              $   (845.2)  $  1,301.7   $  1,075.8
Adjustments to reconcile net income (loss)
  to net cash
  provided by operating activities:
   Depreciation and amortization                  2,007.0      1,842.2      1,765.0
   Undistributed earnings from investments
    in equity affiliates                           (177.3)      (168.5)       (87.2)
   Provision for uncollectible accounts             149.9        134.9        127.8
   Amortization of investment tax credits           (65.8)       (72.9)       (87.4)
   Pensions and other postemployment expenses       289.9         78.6        (57.8)
   Deferred income tax expense                     (123.8)        19.4         14.5
   Extraordinary loss, net of tax                   153.2          -           80.7
   Cumulative effect of accounting
    changes, net of tax                           2,127.2          -            -
   Changes in operating assets and liabilities:
      Accounts receivable                          (275.5)      (284.9)      (168.4)
      Other current assets                           (5.7)      (134.0)       (86.7)
      Accounts payable and accrued liabilities      303.3        353.8        162.7
   Other - net                                      (96.4)       544.4        154.0
Total adjustments                                 4,286.0      2,313.0      1,817.2
Net Cash Provided by Operating Activities         3,440.8      3,614.7      2,893.0

Investing Activities
Construction and capital expenditures            (2,221.1)    (2,144.3)    (1,826.4)
Investments in equity affiliates                      -            -         (467.3)
Purchase of short-term investments                 (419.7)      (195.0)      (126.8)
Proceeds from sale of short-term investments        315.5        120.4        259.1
Dispositions and (acquisitions) - net               257.4        (60.9)      (201.5)
Net Cash Used in Investing Activities            (2,067.9)    (2,279.8)    (2,362.9)

Financing Activities
Net change in short-term borrowings with original
   maturities of three months or less               (11.0)      (332.2)        21.1
Issuance of other short-term borrowings              16.0        521.4          -
Repayment of other short-term borrowings           (137.7)      (394.8)         -
Issuance of long-term debt                        2,178.1        556.6      1,218.7
Repayment of long-term debt                        (215.8)      (245.7)        (9.8)
Early extinguishment of debt and related
call premiums                                    (2,190.3)      (355.6)      (799.5)
Issuance of common shares                            18.0          -            -
Purchase of treasury shares                        (191.1)      (161.5)      (147.3)
Issuance of treasury shares                          77.6         35.0         23.3
Dividends paid                                     (803.5)      (780.4)      (759.3)
Net Cash Used in Financing Activities            (1,259.7)    (1,157.2)      (452.8)
Net increase in cash and cash equivalents           113.2        177.7         77.3
Cash and cash equivalents beginning of year         505.2        327.5        250.2
Cash and Cash Equivalents End of Year          $    618.4   $    505.2   $    327.5

The accompanying notes are an integral part of the consolidated financial statements.






      Consolidated Statements of Shareowners' Equity
      Dollars in millions except per share amounts

                                                                           Guaranteed
                                                                         Obligations
                                                    Capital               of Employee
                                                    in                    Stock
                                  Common Shares     Excess of   Retained   Ownership     Treasury Shares
                               Shares       Amount  Par Value   Earnings      Plans      Shares       Amount            Total

        Balance, December
        31, 1990               300,889,089  $300.9   $5,824.0    $2,985.9     $(475.6)   (1,019,640)   $(54.0)   $8,581.2
        Net income for the
         year
         ($1.79 per share*)              -       -          -     1,075.8            -             -         -
        Dividends to
         shareowners
         ($1.42 per share*)              -       -          -     (852.4)            -             -         -
        Reduction of debt
         Employee Stock
         Ownership Plans                 -       -          -           -         36.9             -         -
        Purchase of treasury
         shares                          -       -          -           -            -   (2,757,626)   (147.3)
        Issuance of treasury
         shares
         Dividend
          Reinvestment Plan              -       -        3.2           -            -     1,864,012      97.5
         Other issuances                 -       -        1.9           -            -     1,182,055      62.4

        Balance, December
         31, 1991              300,889,089   300.9    5,829.1     3,209.3      (438.7)     (731,199)    (41.4)    8,859.2
        Net income for the
         year
         ($2.17 per share*)              -       -          -     1,301.7            -             -         -

        Dividends to
         shareowners
         ($1.46 per share*)              -       -          -     (876.2)            -             -         -
        Reduction of debt
         Employee Stock
        Ownership Plans                  -       -          -           -         41.4             -         -
        Purchase of treasury
        shares                           -       -          -           -            -   (2,514,092)   (161.5)
        Issuance of treasury
        shares
         Dividend
         Reinvestment Plan               -       -        5.5           -            -     1,799,731     108.6
         Other issuances                 -       -        0.2           -            -       429,768      25.4

        Balance, December
         31, 1992               300,889,089   300.9    5,834.8     3,634.8      (397.3)   (1,015,792)    (68.9)    9,304.3
        Net income (loss)
         for the year
         ($(1.41) per share)             -       -          -     (845.2)            -             -         -
        Dividends to
         shareowners
         ($1.51 per share)               -       -          -     (905.3)            -             -         -
        Two-for-one stock
         split                 300,889,089   300.9    (300.9)           -            -     (731,569)         -
        Reduction of debt
         Employee Stock
         Ownership Plans                 -       -          -           -         44.4             -         -
        Issuance of common
         shares                    966,306     0.9       41.2           -            -             -         -
        Purchase of treasury
         shares                          -       -          -           -            -   (3,660,698)   (192.9)
        Issuance of treasury
         shares
         Dividend
         Reinvestment Plan               -       -        4.0           -            -     1,889,232     103.2
         Other issuances                 -       -      (2.1)           -            -     1,008,423      49.0
        Other                            -       -          -         7.1            -             -         -

        Balance, December
         31, 1993              602,744,484  $602.7   $5,577.0    $1,891.4     $(352.9)   (2,510,404)  $(109.6)   $7,608.6

       * Restated to reflect two-for-one stock split effective May 25, 1993.

       The accompanying notes are an integral part of the consolidated financial statements.








          Notes to Consolidated Financial Statements

                    Dollars in millions except per share amounts


          1.   Summary of Significant Accounting Policies

               Basis of Presentation The consolidated financial statements include the accounts of Southwestern Bell Corporation and its majority-owned subsidiaries (Corporation). Southwestern Bell Telephone Company (Telephone Company) is the Corporation's largest subsidiary. All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures and less than majority-owned subsidiaries are principally accounted for under the equity method. Earnings from foreign investments accounted for under the equity method are included for periods ended within three months of the Corporation's year end. Certain amounts in prior period financial statements have been reclassified to conform to the current year's presentation.

               Regulatory Accounting The Corporation prepares its financial statements in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). The provisions of Statement No. 71 require, among other things, that regulated enterprises reflect rate actions of regulators in their financial statements, when appropriate. These rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, or impose a liability on a regulated enterprise.

               Allowance for Funds Used During Construction Where capital invested by the Telephone Company in construction projects is not allowed in the rate base upon which revenue requirements are determined, it is the practice of regulatory authorities to allow, in lieu thereof, a capitalization of interest and equity costs during periods of construction. These capitalized costs are reflected as income during the construction period and as an addition to the cost of plant constructed, and are included in other expense-net on the Corporation's Consolidated Statements of Income.

               Income Taxes Deferred income taxes are provided for certain temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.


                    Investment tax credits resulted from federal tax law
               provisions that allowed for a reduction in income tax liability based on certain construction and capital expenditures. Corresponding income tax expense reductions were deferred and are being amortized as reductions in income tax expense over the life of the property, plant and equipment that gave rise to the credits.

                    Effective January 1, 1993, the Corporation adopted a
               new accounting standard for accounting for income taxes. See Note 3.

               Cash Equivalents Cash equivalents include all highly liquid investments with an original maturity of three months or less. The carrying amount of cash equivalents approximates fair value.

               Deferred Charges Certain cellular service sales commissions are deferred and amortized over 12 months. Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

               Material and Supplies New and reusable materials are carried principally at average original cost. Specific costs are used for large individual items. Nonreusable material is carried at estimated salvage value.

               Property, Plant and Equipment The cost of additions and substantial betterments of property, plant and equipment is capitalized. Cost includes salaries and wages, material, applicable taxes, pensions and other benefits, allowance for funds used during construction and certain other items.

                    The Telephone Company computes depreciation using
               certain straight-line methods as prescribed by the FCC and the applicable state regulatory authorities. The Telephone Company's provision for depreciation includes the amortization of interstate and certain intrastate accumulated depreciation deficiencies (reserve deficiency amortization). Reserve deficiency amortization allows additional depreciation to be recognized currently in an attempt to reflect more accurately prior years' actual consumption of telephone plant.

                    When a portion of the Telephone Company's depreciable
               property, plant and equipment is retired, the gross book value is charged to accumulated depreciation.

                    Property, plant and equipment of the Corporation, other
               than the Telephone Company, are depreciated on a straight-line method over their estimated useful lives, generally ranging from 3 to 40 years.

                    The cost of maintenance and repairs of property, plant
               and equipment, including the cost of replacing minor items not constituting substantial betterments, is charged to operating expenses.

               Intangible Assets Intangible assets consist primarily of licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations and are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years.

               Earnings Per Common Share The earnings per common share computation uses the weighted average number of common shares outstanding, including shares held by employee stock ownership plans. Common stock equivalents outstanding are not considered dilutive.

          2.   Employee Retirement Benefits

               Pensions Substantially all employees of the Corporation are covered by noncontributory pension and death benefit plans. The pension benefit formula used in the determination of pension cost is based on a flat dollar amount per year of service according to job classification for nonmanagement employees, and a stated percentage of adjusted career income for management employees.

                    The Corporation's objective in funding the plans, in
               combination with the standards of the Employee Retirement Income Security Act of 1974 (as amended), is to accumulate funds sufficient to meet its benefit obligations to employees upon their retirement. Contributions to the plans are made to a trust for the benefit of plan participants. Plan assets consist primarily of stocks, U.S. government and domestic corporate bonds and real estate.




                    Net pension cost is composed of the following:
                                       1993           1992           1991

    Service cost--benefits earned    $  131.1       $  126.5      $   116.0
      during the period
    Interest cost on projected          428.3          399.5          382.8
      benefit obligation
    Actual return on plan assets     (1,019.9)        (312.0)      (1,545.1)
    Other--net                          498.7         (139.8)         988.5

    Net pension cost (credit)       $    38.2      $    74.2     $    (57.8)

    Amount capitalized in           $     1.5      $    11.5     $     (5.5)
     property, plant and
     equipment



              The following table sets forth the pension plans' funded status and amounts recognized as other assets in the Corporation's Consolidated Balance Sheets as of December 31:

                                     1993         1992

     Fair value of plan assets    $ 7,507.9     $6,970.2
     Less: Actuarial present        6,319.5      5,772.2
      value of projected benefit
      obligation
     Plan assets in excess of       1,188.4      1,198.0
      projected benefit
      obligation
     Unrecognized prior service       785.5        744.6
      cost
     Unrecognized net gain           (867.4)      (591.1)
     Unamortized transition          (849.3)      (930.7)
      asset
     Prepaid pension cost         $   257.2     $  420.8


              Significant assumptions used in developing pension
         information include:
                                     1993        1992         1991

     Assumed discount rate for
     determining projected           7.25%        7.5%          7.5%
      benefit obligation
     Assumed long-term rate          8.0%         8.0%          7.75%
      of return on plan assets
     Assumed composite rate of       4.6%         4.6%          4.6%
      compensation increase

              The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

              The actuarial estimate of the accumulated benefit obligation does not include assumptions about future compensation levels. The accumulated benefit obligation as of December 31, 1993, was $5,815.0, of which $5,197.8 was vested. At December 31, 1992, these amounts were $5,324.1 and $4,804.2, respectively.

              In December 1993 and 1992, under the provisions of Section 420 of the Internal Revenue Code, the Corporation transferred $123.9 and $114.5, respectively, in pension assets to a health care benefit account for the reimbursement of retiree health care benefits paid by the Corporation.



         Supplemental Retirement Plans The Corporation also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. The plans allow employees to defer and invest portions of their current compensation for later payment, and the Corporation matches a percentage of the compensation deferral according to thresholds specified in the plans. Expenses related to these plans were $66.8, $63.1 and $52.3 in 1993, 1992 and 1991, respectively.
         Liabilities of $483.4 and $412.9 related to these plans have been included in other noncurrent liabilities in the Corporation's Consolidated Balance Sheets at December 31, 1993 and 1992, respectively.

         Voluntary Retirement Programs As a result of a March 1992 agreement with the Communications Workers of America (CWA), the Telephone Company offered a limited early retirement plan to designated nonmanagement employees which included incentives affecting service pension eligibility and amounts. Approximately 1,200 nonmanagement employees participated in this offer. The plan resulted in a charge to 1992 net income of approximately $24.

              In 1991, the Corporation amended the pension plan for management employees and offered incentives for managers to retire or resign effective December 30, 1991. Approximately 3,700 managers participated in the program in 1991. The voluntary management retirement program resulted in a charge to 1991 net income of approximately $30.

         Postretirement Benefits The Corporation provides certain medical, dental and life insurance benefits to substantially all retired employees. Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement No. 106), which requires accrual of actuarially determined postretirement benefit costs as active employees earn these benefits. Prior to the adoption of Statement No. 106, the Corporation expensed retiree medical benefits when claims were incurred.

              In implementing Statement No. 106, the Corporation immediately recognized an accumulated obligation for postretirement benefits (transition obligation) in the amount of $2,861.2 and a related deferred income tax benefit of $1,013.4. The resulting 1993 charge to net income of $1,847.8, or $3.08 per share, is included in the cumulative effect of changes in accounting principles in the Consolidated Statement of Income.

              In accordance with Statement No. 71, a regulatory asset associated with the transition obligation was not recorded by the Telephone Company.


              Postretirement benefit cost is composed of the following for the year ended December 31, 1993:

                                      Health     Life        Total
                                                Insurance

     Service cost--benefits earned
      during the period              $   43.1   $    5.0   $    48.1
     Interest cost on accumulated
      postretirement benefit            212.3       19.3       231.6
      obligation (APBO)
     Actual return on assets            (10.4)     (17.8)      (28.2)
     Other--net                           1.4       (5.0)       (3.6)

     Postretirement benefit cost      $ 246.4   $    1.5     $ 247.9


              Expense recognized under the claims incurred method would have been approximately $129.5 for 1993. In 1992 and 1991, the cost of providing these postretirement benefits was $104.9 and $97.2, respectively.

              In connection with the 1992 collective bargaining agreements negotiated between subsidiaries of the Corporation and the CWA, the Corporation established collectively bargained Voluntary Employee Beneficiary Association (CBVEBA) trusts to fund postretirement benefits. In March 1993, the Corporation contributed $135.5 into the CBVEBA trusts to be ultimately used for the payment of postretirement benefits. The Corporation also funds postretirement life insurance benefits at an actuarially determined rate. Assets consist principally of stocks and U.S. government and corporate bonds.



              The following table sets forth the plans' funded status and the amount included in postemployment benefit obligation in the Corporation's Consolidated Balance Sheet as of December 31, 1993:

                                                    Life
                                         Health   Insurance    Total


     Retirees                          $ 1,785.9  $  166.9 $ 1,952.8
     Fully eligible active plan            241.8      19.6     261.4
      participants
     Other active plan participants        800.4      85.9     886.3
     Total APBO                          2,828.1     272.4   3,100.5
     Fair value of plan assets            (145.9)   (296.6)   (442.5)
     APBO in excess of plan assets       2,682.2     (24.2)  2,658.0
     Unrecognized net gain (loss)          141.7      (6.9)    134.8
     Accrued (prepaid) postretirement  $ 2,823.9 $   (31.1)$ 2,792.8
      benefit


              The APBO was determined using an assumed discount rate of
         7.25 percent, a rate of future compensation increases of
         4.6 percent, and an expected long-term rate of return on plan assets of 8.0 percent. The assumed medical cost trend rate in 1994 is approximately 10.5 percent, decreasing gradually to
         5.5 percent in 2004, prior to adjustment for cost-sharing provisions of the plan for active and certain recently retired employees. The assumed dental cost rate in 1994 is 7.0 percent reducing to 5.0 percent in 2002. The discount rate used in determining the postretirement benefit cost is 7.5 percent. Raising the annual medical and dental cost trend rates by one percentage point increases the APBO as of December 31, 1993 by $206.4 and the net periodic postretirement benefit cost for the year ended December 31, 1993 by approximately $18.5.

         Postemployment Benefits Under its benefit plans, the Corporation provides employees varying levels of disability pay, workers' compensation and medical benefits under specified circumstances. Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112). Statement No. 112 requires accrual of these postemployment benefits at the occurrence of an event that renders an employee inactive or, if the benefits ratably vest, over the vesting period. These expenses were previously recognized as the claims were incurred. A charge to net income of $65.5, or $.11 per share, after a deferred tax benefit of $36.1, is included in the cumulative effect of changes in accounting principles in the 1993 Consolidated Statement of Income. Management does not anticipate that Statement No. 112 will materially affect ongoing postemployment benefit expense.


          3.   Income Taxes

                    The Corporation adopted Statement of Financial
               Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109) effective January 1, 1993. In adopting Statement No. 109, the Corporation adjusted its net deferred income tax liability for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, computed based on provisions of the enacted tax law. Financial statements prior to January 1, 1993, have not been restated to apply the provisions of Statement No.
               109. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to decrease net income for 1993 by $213.9, or $.36 per share, resulting primarily from the establishment of a deferred tax liability associated with certain prior acquisitions not related to the Telephone Company. The adoption of Statement No. 109 had no material effect on pre-tax income.

                    As a result of implementing Statement No. 109, the
               Telephone Company recorded a $431.4 net reduction in its deferred tax liability. This reduction was substantially offset by the establishment of a net regulatory liability in accordance with Statement No. 71, with minimal effect on net income. The net regulatory liability recognizes the differences between the recording of income taxes for financial reporting purposes and recovery of those taxes through telephone service rates. Amounts comprising the net liability will be amortized over the regulatory lives of the associated assets. Future regulatory proceedings may affect the period in which these amounts are recognized in net income.



                    Significant components of the Corporation's deferred
               tax liabilities and assets as of December 31, 1993 are as follows:

           Depreciation and                                     $ 3,439.1
           amortization
           Employee benefits                                        131.9
           Other                                                    423.1
           Gross deferred tax                                     3,994.1
            liabilities

           Employee benefits                                      1,281.6
           Unamortized investment tax                               156.9
            credits
           Other                                                    462.7
           Gross deferred tax assets                              1,901.2

           Deferred tax assets                                       70.0
            valuation allowance
           Net deferred tax                                     $ 2,162.9
            liabilities


                    The components of income tax expense are as follows:

                                             1993       1992       1991
           Federal:

             Current                        $ 727.3    $ 560.4    $ 516.7
             Deferred--net                   (110.8)       0.7        6.9
             Amortization of investment       (65.8)     (72.9)     (87.4)
              tax credits
                                              550.7      488.2      436.2

           State and local:
             Current                           87.3       61.1       43.9
             Deferred--net                    (13.0)      18.7        7.6

                                               74.3       79.8       51.5

           Total                            $ 625.0    $ 568.0    $ 487.7



                    The components of deferred federal income tax expense
               for 1992 and 1991 as recorded prior to the adoption of Statement No. 109 are as follows:

                                                        1992       1991

           Depreciation and amortization                $ 29.6    $ (13.8)
           Employee benefits                             (93.7)     (13.6)
           Undistributed earnings from
            investments in equity                          60.7       25.5
            affiliates
           Other--net                                      4.1        8.8

           Total                                        $  0.7     $  6.9

                    A reconciliation of income tax expense and the amount
               computed by applying the statutory federal income tax rate (35 percent for 1993, 34 percent for 1992 and 1991) to income before income taxes, extraordinary loss and cumulative effect of changes in accounting principles is as follows:

                                             1993       1992       1991

          Taxes computed at federal        $ 721.1     $635.7     $559.0
           statutory rate

           Increases (decreases) in
            taxes resulting  from:

           Amortization of investment
            tax credits  over the life
            of the plant that gave rise       (65.8)     (72.9)     (87.4)
            to the credits
           Excess deferred taxes due to       (43.2)     (74.3)     (55.8)
            rate change
           Depreciation of telephone
            plant  construction costs
            previously deducted for tax        22.5       21.7       23.2
            purposes--net
           State and local income
            taxes--net of federal tax          48.3       52.7       34.0
            benefit
           Other--net                         (57.9)       5.1       14.7

           Total                            $ 625.0     $568.0     $487.7




                    On August 10, 1993, the Omnibus Budget Reconciliation
               Act was signed into law. Among other provisions, the top corporate tax rate was raised to 35 percent, effective January 1, 1993. The effect on net income was not material, as the increase in taxes on operating income and non-Telephone Company deferred tax liabilities was offset by an increase in deferred tax assets associated with the postemployment benefit obligation. Increases in previously recorded deferred tax liabilities at the Telephone Company were offset by decreases in the net regulatory liability.

          4.   Property, Plant and Equipment

                    Property, plant and equipment, which is stated at cost,
               is summarized as follows at December 31:
                                                     1993          1992

           Telephone Company plant:

               In service                          $25,970.0    $25,005.4
               Under construction                      261.3        265.5

                                                    26,231.3     25,270.9

           Accumulated depreciation and
            amortization                           (10,532.2)    (9,604.8)
           Total Telephone Company                  15,699.1     15,666.1

           Other                                     1,939.3      1,707.5
           Accumulated depreciation and
            amortization                              (546.9)      (474.2)

           Total Other                               1,392.4      1,233.3

           Property, plant and equipment--net      $17,091.5    $16,899.4




          5.   Leases

                    Certain facilities and equipment used in operations are
               under capital or operating leases. Rental expenses under operating leases were $122.9, $135.2 and $112.6 for 1993, 1992 and 1991, respectively. At December 31, 1993, the aggregate minimum rental commitments under noncancelable leases were as follows:
                                                 Operating      Capital
           Year                                   Leases         Leases

           1994                                  $   71.7      $     6.4
           1995                                      58.7            3.0
           1996                                      40.6            2.2
           1997                                      32.9            1.3
           1998                                      28.1            1.3

           Thereafter                               153.2            3.4

           Total minimum lease payments          $  385.2           17.6

           Amount representing executory costs                      (1.7)
           Amount representing interest                             (4.3)

           Present value of minimum lease
           payments                                             $   11.6



          6.   Debt Maturing Within One Year

                    Debt maturing within one year consists of the
               following at December 31:
                                          1993          1992        1991

        Commercial paper               $   890.5     $ 1,023.1 $ 1,228.6
        Current maturities of              495.2         256.2     370.7
         long-term debt
        Total                          $ 1,385.7     $ 1,279.3 $ 1,599.3

        Commercial paper:
        Average amount outstanding
        during the year *              $ 1,139.5     $ 1,288.0 $ 1,328.6

        Maximum amount at any month
         end during the year           $ 1,379.5     $ 1,423.0 $ 1,643.8

        Weighted average interest rate
         at December 31,                     3.3%          3.5%      4.9%

        Weighted average interest rate on
         average  commercial paper **        3.2%          3.9%      6.1%

          *    Amounts represent average daily face amount.
          **   Computed by dividing the average daily face amount of
          commercial paper into the aggregate related interest expense.

                    At December 31, 1993 and 1992, the carrying amount of
               commercial paper approximates fair value.

                    The Corporation has entered into agreements with
               several banks for lines of credit totaling $770.0. All of these agreements may be used to support commercial paper borrowings. The majority of these lines are on a negotiated fee basis with interest rates negotiable at time of borrowing. There were no borrowings outstanding under these lines of credit at December 31, 1993.



          7.   Long-Term Debt

                    Long-term debt, including interest rates and
               maturities, is summarized as follows at December 31:

                                       Maturities        1993      1992

          Telephone Company debentures

             4.50%-5.88%  1995-2006               $     700.0   $   500.0
             6.12%-6.88%  2000-2024                   1,050.0       350.0
             7.00%-7.75%  1994-2025                   1,400.0       800.0
             8.25%-9.63%  1996-2024                     650.0     2,750.0

                                                      3,800.0     4,400.0
          Unamortized discount-net of premium           (34.2)     (168.9)

          Total Telephone Company debentures
          (Fair value of $3,830.8 and $4,427.0)       3,765.8     4,231.1

          Telephone Company notes
             5.04%-7.35%  1994-2010                     900.0       285.0
          Unamortized discount                           (4.8)       (1.3)

          Total Telephone Company notes
          (Fair value of $915.1 and $288.3)             895.2       283.7

          Guaranteed obligations of employee stock ownership plans #

             8.41%-9.40%  1993-2000
          (Fair value of $398.5 and $397.5)             354.3       397.6

          Southwestern Bell Capital Corporation notes
             4.59%-6.95%  1993-2000                     191.5       213.0
             7.00%-9.00%  1993-2004                     736.1       826.6

          Total Southwestern Bell Capital Corporation
           notes
          (Fair value of $983.6 and $886.6)             927.6     1,039.6

          Capitalized leases and other                   11.7        20.3
          Total long-term debt, including current     5,954.6     5,972.3
           maturities

          Current maturities                           (495.2)     (256.2)
          Total long-term debt                      $ 5,459.4    $5,716.1

          # See Note 8.



                    The fair value of the Telephone Company debentures was
               based on quoted market prices. The fair values of the notes for both the Telephone Company and Southwestern Bell Capital Corporation and the guaranteed obligations of employee stock ownership plans were estimated using a discounted cash flow analysis based on the yield to maturity of each issue.

                    The Corporation recorded extraordinary losses on the
               refinancing of long-term bonds by the Telephone Company of $153.2 and $80.7 in 1993 and 1991, respectively, net of related income tax benefits of $92.2 and $48.6, respectively.

                    The aggregate principal amounts of long-term debt
               scheduled for repayment for the years 1994 through 1998 are $495.2, $319.5, $377.6, $299.5 and $299.1, respectively. As of December 31, 1993, the Corporation was in compliance with all covenants and conditions of indentures relating to its debt.

          8.   Employee Stock Ownership Plans

                    The Corporation maintains contributory savings plans
               which cover substantially all employees. Under the savings plans, the Corporation matches a stated percentage of eligible employee contributions, subject to a specified ceiling.

                    The Corporation has two leveraged Employee Stock
               Ownership Plans (ESOPs) as part of the existing savings plans. The ESOPs were funded with notes issued by the savings plans, the proceeds of which were used to purchase shares of the Corporation's common stock in the open market. The notes are unconditionally guaranteed by the Corporation.

                    The unpaid balance of notes is included in the
               accompanying consolidated balance sheets as long-term debt and as a reduction in shareowners' equity, reported as guaranteed obligations of employee stock ownership plans. The notes will be repaid with Corporation contributions to the savings plans, dividends paid on Corporation shares and interest earned on funds held by the ESOPs.

                    Since 1990, the Corporation's match of employee
               contributions to the savings plans has been fulfilled with shares of stock allocated from the ESOPs and with purchases of the Corporation's stock in the open market. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees' accounts. Both benefit cost and interest expense on the notes are reduced by dividends on the Corporation's shares held by the ESOPs and interest earned on the ESOPs' funds.



                    Activity for the ESOPs and the savings plans for 1993,
               1992 and 1991 is summarized in the table below:

                                                   1993     1992     1991

        Benefit expense - net of dividends and
        interest income                            $29.0  $ 27.7   $ 24.0
        Interest expense - net of dividends and
         interest income                            19.9    22.6     25.2
        Net ESOP expense                            48.9    50.3     49.2
        Additional savings plans stock purchases     0.5     4.7      9.6
        Total expense                              $49.4  $ 55.0   $ 58.8
        Company contributions for ESOPs            $50.3  $ 50.4   $ 52.3
        Dividends and interest income for debt
         service                                   $26.3  $ 26.0   $ 25.7


          9.   Stock Option Plans

                    Under various plans, the Corporation is authorized to
               issue to senior and middle management employees up to 24 million options to purchase shares of the Corporation's common stock (adjusted to reflect the two-for-one stock split effective May 25, 1993). Additionally, the Corporation is seeking shareowner approval at the 1994 Annual Meeting of Shareowners to increase the number of options which may be issued under these plans to 28.5 million. Options become exercisable in periods of one year to three years after the date of grant and expire ten years after the date of grant. All options issued through December 31, 1993, have been issued with exercise prices equal to the market price of the stock at the date of grant.


                    Information related to outstanding options is
          summarized below:
                                                                    Weighted
                                                                    Average
                                                                    Exercise
                                                     Number of     Price Per
                                                     Options*       Option*

           Outstanding January 1, 1991                    --            --

           Granted                                   439,388           $27.00
           Cancelled                                    (754)           27.00

           Outstanding December 31, 1991             438,634           $27.00

           Granted                                 5,192,742            32.73
           Exercised                                 (24,782)           27.00
           Cancelled                                 (23,648)           32.36

           Outstanding December 31, 1992           5,582,946           $32.31

           Granted                                 5,062,285            40.25
           Exercised                                (368,053)           30.72
           Cancelled                                (482,513)           35.89

           Outstanding December 31, 1993           9,794,665           $36.30

          *    Number of options and per option data restated to reflect
               two-for-one stock split effective    May 25, 1993.

                    Options to purchase 2,297,538 shares of Corporation
               stock were exercisable at December 31, 1993.

          10.  Shareowners' Equity

               Common Stock Split The Board of Directors of the Corporation declared a two-for-one stock split in the form of a stock dividend on the shares of the Corporation's common stock, effective May 25, 1993. The Corporation issued 300,889,089 additional shares of common stock in connection with the stock split and retained the current par value of $1.00 per share for all outstanding shares of common stock. An amount equal to the aggregate par value of the additional shares of common stock issued was transferred from Capital in Excess of Par Value to Common Shares. Weighted average common share amounts for periods prior to May 25, 1993 have been restated to reflect the effects of the stock split.



               Stock Repurchase Program The Board has authorized the repurchase of up to 30 million shares, or 5 percent, of the Corporation's outstanding common stock. These purchases would be in addition to purchases which may be made by or for the Corporation's employee benefit plans or the Southwestern Bell Corporation Dividend Reinvestment Plan for shareowners. As of December 31, 1993, no shares had been repurchased pursuant to this authorization.

               Shareowners' Rights Plan The Corporation has a Shareowners' Rights Plan (Plan). The Plan becomes operative in certain events involving the acquisition of 20 percent or more of the Corporation's common stock by any person or group in a transaction not approved by the Board, or the designation by the Board of a person or group owning more than 10 percent of the outstanding stock as an adverse person, as provided in the Plan. Upon the occurrence of these events, each right, unless redeemed by the Board, generally entitles the holder (other than the holder triggering the right) to purchase an amount of common stock of the Corporation (or, in certain circumstances, of the potential acquiror) having a value equal to two times the exercise price of $160. The rights expire in January 1999. After giving effect to the stock split in May 1993, each share of common stock also represents one-half of a right.

                    The rights have certain antitakeover effects.  The
               rights will cause substantial dilution to a person or group that attempts to acquire the Corporation on terms not approved by the Board.

                    The rights should not interfere with any merger or
               other business combination approved by the Board since the rights may be redeemed.





          11.  Additional Financial Information

                                                        December 31,

           Balance Sheets                            1993         1992

           Accounts payable and accrued
           liabilities:
               Accounts payable                   $   893.1    $   951.5
               Accrued taxes                          554.5        429.1
               Advance billing and customer           278.6        251.3
                 deposits
               Compensated future absences            202.7        196.8
               Accrued interest                       130.9        136.8
               Accrued payroll                        117.7        116.0
               Other                                  698.7        552.6

           Total                                   $2,876.2     $2,634.1

           Statements of Income         1993         1992         1991

           Interest expense:

               Long-term debt       $   448.0     $   476.7     $  478.9
               Notes payable             36.8          50.1         81.1
               Other                     11.4           3.2         17.7

           Total                    $   496.2      $  530.0     $  577.7
           Allowance for funds
           used during
           construction            $     21.5     $    30.7     $   34.1


           Statements of Cash           1993         1992         1991
            Flows

           Cash paid during the
            year for:
               Interest             $   502.0      $  538.4     $  581.5
               Income taxes         $   592.3      $  605.9     $  430.4




          12.  Pending Acquisitions

                     In January 1994, the Corporation completed the
               purchase, for $650, of two cable television systems located in Montgomery County, Maryland, and Arlington County, Virginia. Management does not expect the transaction to have a material effect on the Corporation's financial position or results of operations.

                    In December 1993, the Corporation and Cox Cable
               Communications (Cox) entered into a non-binding Memorandum of Understanding with respect to the formation of a $4.9 billion partnership to own and operate cable television systems. In return for a 40 percent general partnership interest, the Corporation would contribute $1.6 billion in cash or other assets within four years of formation. The Corporation would have the option to increase its initial ownership stake to 50 percent within specified time frames, through additional cash or asset contributions. Cox would contribute 21 cable television systems based on a negotiated value of $3.3 billion, and would hold a 60 percent general partnership interest and a $1 billion preferred partnership interest. The transaction is subject to completion of negotiations and regulatory approvals.

                    In February 1994, the Corporation announced an
               agreement to purchase, for stock valued at $680, the domestic cellular business of Associated Communications Corporation (Assocciated), including cellular systems in Buffalo, Rochester, Albany and Glens Falls, New York. These properties are adjacent to cellular systems in Syracuse, Utica and Ithaca, New York, which the Corporation agreed to purchase from other parites in November 1993. These transactions are subject to approvals by regulatory authorities, and in the case of the Associated acquisition, by its shareowners.

          13.  Equity Investments

                    Investments in affiliates accounted for under the
               equity method consist primarily of the Corporation's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. In December 1990, a consortium consisting of SBC International, Inc. (SBC International), a wholly-owned subsidiary of the Corporation, together with a subsidiary of France Telecom and a group of Mexican investors led by Grupo Carso, S.A. de C.V., purchased all the Class AA shares of Telmex from the Mexican government. The consortium has voting control of Telmex through its ownership of Class AA shares. The Mexican investors have voting control of the consortium.

                    SBC International's share of the purchase price,
               including an option to buy certain additional shares, was $485.8. In September 1991, SBC International exercised the option to purchase 530,157,101 Class L shares of Telmex for $467.3. The Class L shares have limited voting rights. SBC International's interest in Telmex represents approximately 10 percent of Telmex's total equity capitalization.

                    The Telmex acquisitions were recorded using the
               purchase method of accounting. The purchase price in excess of the underlying fair value of identifiable net assets acquired is being amortized over 40 years.

                    The investment in Telmex L shares would not have had a
               material impact on consolidated results of operations for 1991 had this acquisition occurred on January 1, 1991.

                    Other equity investments include interests in
               Australian and Israeli operations which provide directory, cable television and other services.

                    The following is a reconciliation of the Corporation's
               equity investments:
                                            1993      1992        1991

     Beginning of year                  $  1,249.4 $ 1,081.3 $     524.1

     Additional investments                   --        --         470.1
     Equity in net income                    249.7     208.0        94.5
     Dividends received and other            (78.3)    (39.9)       (7.4)

     End of year                        $  1,420.8 $ 1,249.4  $  1,081.3

                    The following table presents summarized financial
               information obtained from filings with the Securities and Exchange Commission by Telmex at December 31, or for the year ended:
                                         1993      1992       1991

       Balance Sheets

       Current assets                $  4,247.0 $ 3,930.6 $  4,008.5
       Noncurrent assets               12,785.6  11,212.1   10,555.0
       Current liabilities              1,255.6   1,133.1    1,272.2
       Noncurrent liabilities           3,848.5   3,244.4    3,823.0
       Shareowners' equity             11,928.6  10,765.0    9,468.4

       Income Statements

       Operating revenues            $  7,920.9 $ 7,200.2 $  6,334.7
       Operating income                 3,310.4   3,125.0    2,765.9
       Net income                       2,898.7   2,773.4    2,719.4




             Such public information is based on Mexican generally accepted accounting principles and is adjusted to recognize the effects of inflation, including restatement of 1992 and 1991 financial information for the 1993 inflation effect.
           Translation to U.S. dollars was computed using the reported December 31, 1993, exchange rate of 3.1059 new pesos per dollar.

                Reconciliation to U.S. generally accepted accounting principles (GAAP) as reported by Telmex in such filings, including the cumulative effect of adopting Statement No. 109 retroactive to January 1, 1990, reduced shareowners' equity at December 31, 1993, 1992 and 1991, by approximately $1,581, $1,793 and $1,873, respectively; and reduced net income for the 12 months ended December 31, 1993, 1992 and 1991, by approximately $191, $293 and $702, respectively.

                Earnings reported by Telmex are not directly comparable to the Corporation's equity in net income of Telmex, which is based on U.S. GAAP, includes adjustments made pursuant to the purchase method of accounting and does not recognize the effects of inflation.

      14.  Segment and Major Customer Information

                The Corporation operates predominantly in the communications service industry.

                Approximately 12 percent in 1993 and 1992 and 14 percent in 1991 of the Corporation's consolidated revenues were from services provided to AT&T. No other customer accounted for more than 10 percent of consolidated revenues.


          15.  Quarterly Financial Information (Unaudited)

   Calendar     Total Operating                                               Earnings Per
   Quarter          Revenues         Operating Income     Net Income (Loss)    Common Share

              1993       1992       1993      1992      1993       1992       1993    1992*

   First   $ 2,457.8  $ 2,287.1   $  520.7  $  443.5 $(1,914.1)# $  261.6   $(3.19)# $0.44
   Second    2,539.3    2,388.6      574.9     518.5     294.4 #    304.5     0.49 #  0.51
   Third     2,795.1    2,617.7      655.3     635.9     388.6 #    385.6     0.65 #  0.64
   Fourth    2,898.1    2,722.0      628.7     599.5     385.9      350.0     0.64    0.58
   Total   $10,690.3  $10,015.4   $2,379.6  $2,197.4   $(845.2)  $1,301.7  $ (1.41) $ 2.17

            * Restated to reflect two-for-one stock split effective May 25, 1993.

          # Includes extraordinary losses of $89.4 or $.15 per share, $43.6 or $.07 per share and
          $20.2 or $.03 per share for the first, second and third quarter of 1993, respectively.  The first quarter also includes a charge of $2,127.2 or $3.55 per share for cumulative effect of changes in accounting principles.







          Stock Data

          Trading: Southwestern Bell Corporation is listed on the New York, Chicago and Pacific stock exchanges, as well as international exchanges in London, Zurich, Geneva and Basel.

          Ticker symbol (NYSE): SBC

          Daily newspaper stock table listing: SwBell or SowestBell










                                      APPENDIX


          All page numbers referenced in this Exhibit and the Form 10-K relate to the printed Annual Report and/or Form 10k. The order of the sections is as they appear in the printed
          Annual Report. The colored graphs and related footnotes that appear in the printed document are approximately
          1-1/2 inches by 3-1/2 inches. The Stock Data section appears on the back cover.


          A graph titled "Stock Performance (by quarter, adjusted for splits)" is shown on page 1. Colored indicators are used to shown the 1993 High/Low; 1992 High/Low; and the Close. Listed below are the plot points for the graph:

                                        High      Low       Close
          1992      First Quarter       33.000    28.500    28.750
                    Second Quarter      31.938    28.313    30.500
                    Third Quarter       34.500    30.438    34.250
                    Fourth Quarter      37.375    31.750    37.000

          1993      First Quarter       39.063    34.188    39.063
                    Second Quarter      40.750    37.000    38.750
                    Third Quarter       47.000    38.625    43.000
                    Fourth Quarter      45.250    39.625    41.500


          The section titled "Selected Financial and Operating Data" (shown on pages 20 and 21), details 10 year financial information for the Corporation. In the printed document, the information is spread horizontally across two pages with just one set of headings on page 20. Due to constraints in the EDGAR system for page width, the EDGAR version contains two sets of headings.




          The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appears on pages 22-30. The text of this section appears in two columns.



          A bar graph titled "Income Before Extraordinary Loss and Accounting Changes (in billions of dollars)" appears on page 22 and to the right side of the subsection titled "Results of Operations - Summary". The graph shows Income Before
          Extraordinary Loss and Accounting Changes for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

               1989      1.09
               1990      1.10
               1991      1.16
               1992      1.30
               1993      1.44

           The following footnote appears at the base of the graph:
          Earnings grew at a compound annual rate of 7.0 percent from 1989 to 1993.



          A stacked bar graph titled "Distribution of Revenues(in billions of dollars)" appears on page 23 and to the right side of the subsection titled "Local Service". The graph shows various categories of revenue distribution for the past five years. The actual figures are listed on the graph. Listed below are the plot points by category:

           Year   Total  Local     Network  Long-      Directory    Other
                         service   access   distance   advertising

           1989   8.7    3.7       2.7      1.0        0.7          0.6
           1990   9.1    3.9       2.6      1.1        0.8          0.7

           1991   9.3    4.2       2.4      1.0        0.9          0.8

           1992   10.0   4.7       2.5      1.0        0.9          0.9
           1993   10.7   5.2       2.7      1.0        0.9          0.9


           The following footnote appears at the base of the graph:
          Landline and wireless local service revenues grew to nearly half of total revenues in 1993.



          A bar graph titled "Access Lines (in millions)" appears in the right column on page 23 and to the left side of the subsection titled "Network Access". The graph shows access line totals for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

               1989      11.8
               1990      12.1
               1991      12.4
               1992      12.8
               1993      13.2

           The following footnote appears at the base of the graph: Access lines have grown 12.6 percent since 1989, including 3.4 percent growth in 1993.




          A stacked bar graph titled "Distribution of Expenses (in billions of dollars)" appears in the left column on page 24 and to the right side of the subsection titled "Cost of Services and Products". The graph shows the categories of expenses for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

           Year   Total  Cost of    Selling,         Depreciation
                         services   general and      and
                         and        administrative   amortization
                         products

           1989   6.7    2.9        1.9              1.9
           1990   7.1    3.2        2.2              1.7

           1991   7.2    3.1        2.3              1.8

           1992   7.8    3.4        2.6              1.8
           1993   8.3    3.4        2.9              2.0


           The following footnote appears at the base of the graph: Cost of services and products represents more than 40 percent of total operating expenses.

          In the section titled "Operating Environment and Trends of the Business" and subsection "Regulatory Environment", approximately one inch icons of the states of Missouri, Oklahoma and Texas appear to the sides of the subsections of the respective state.



          A bar graph titled "Capital Expenditures (in billions of dollars)" appears in the right column on page 29 and to the left side of the section titled "Liquidity and Capital Resources" and the subsection titled "Capital Expenditures and Other Commitments". The graph shows Capital Expenditures for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

               1989      1.48
               1990      1.78
               1991      1.83
               1992      2.14
               1993      2.22

           The following footnote appears at the base of the graph: Network modernization, digital conversion and cable television build-out contributed to 1992 and 1993 increases in capital expenditures.



          A bar graph titled "Dividends per Share (adjusted for splits)" appears in the left column on page 30 and to the right side of the subsection titled "Dividends Declared". The graph shows Dividends for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

               1989      1.30
               1990      1.38
               1991      1.42
               1992      1.46
               1993      1.51

           The following footnote appears at the base of the graph:
          Dividends increased 3.4 percent in 1993, the largest annual increase since 1990.