Form 10-K405, Exhibit 13
SOUTHWESTERN BELL CORP
filed 1995-03-14
CIK 732717

Exhibit 13



                       1994          1993         Change
Number of             928,670       963,355       (3.6)%
shareowners


The above information appears on page one of the printed Annual Report.





Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:                    1994          1993          1992          1991
Financial Data
Operating revenues                                   $   11,618    $   10,690    $   10,015    $    9,332
Operating expenses                                   $    8,828    $    8,310    $    7,818    $    7,198
Operating income                                     $    2,790    $    2,380    $    2,197    $    2,134
Interest expense                                     $      480    $      496    $      530    $      578
Equity in net income of affiliates                   $      223    $      250    $      208    $       95
Income taxes                                         $      785    $      625    $      568    $      488
Income before extraordinary loss and cumulative
  effect of changes in accounting principles         $    1,649    $    1,435    $    1,302    $    1,157
Extraordinary loss on early extinguishment
 of debt, net of tax                                        -      $     (153)          -      $      (81)
Cumulative effect of changes in
  accounting principles, net of tax                         -      $   (2,127)          -             -
Net income (loss)                                    $    1,649    $     (845)   $    1,302    $    1,076
Earnings per common share:
Income before extraordinary loss and cumulative
  effect of changes in accounting principles         $     2.74    $     2.39    $     2.17    $     1.93
Extraordinary loss on early extinguishment
 of debt, net of tax                                        -           (0.25)          -           (0.14)
Cumulative effect of changes in
  accounting principles, net of tax                         -           (3.55)          -             -
Net income (loss)                                    $     2.74    $    (1.41)   $     2.17    $     1.79
Total assets                                         $   26,005    $   24,308    $   23,810    $   23,179
Long-term debt                                       $    5,848    $    5,459    $    5,716    $    5,675
Construction and capital expenditures                $    2,350    $    2,221    $    2,144    $    1,826
Free cash flow (1)                                   $    1,616    $    1,220    $    1,470    $    1,067
Dividends declared per common share                  $     1.58    $     1.51    $     1.46    $     1.42
Book value per common share (2, 3)                   $    13.72    $    12.61    $    15.47    $    14.77
Ratio of earnings to fixed charges                         5.41          4.51          3.96          3.53
Return on weighted average shareowners'
  equity (2, 4)                                            20.61%        19.29%        14.28%        13.22%
Debt ratio (2, 3)                                          47.36%        47.49%        42.99%        45.08%
Operating Data*
Network access lines in service (000)                    13,612        13,145        12,724        12,328
Access minutes of use (000,000)                          48,430        44,203        41,235        38,885
Long-distance messages (000,000)                          1,018         1,012           974           976
Cellular customers (000)                                  2,979         2,049         1,413           960
Number of employees                                      58,800        58,400        59,500        61,200


*Operating data may be periodically revised to reflect the most current information available.
1 Free cash flow is net cash provided by operating activities less construction and capital expenditures.
2 Prior years have been restated to conform to the current year's classifications.
3 Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
4 Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
5 Compound Annual Growth Rate from 1984 to 1994.
NA - Not Available.




Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:                        1990         1989         1988         1987
Financial Data
Operating revenues                                       $    9,113   $    8,730   $    8,453   $    8,003
Operating expenses                                       $    7,071   $    6,722   $    6,503   $    5,926
Operating income                                         $    2,042   $    2,008   $    1,950   $    2,077
Interest expense                                         $      530   $      544   $      578   $      532
Equity in net income of affiliates                       $        6   $        6   $        8   $        5
Income taxes                                             $      440   $      387   $      350   $      544
Income before extraordinary loss and cumulative
  effect of changes in accounting principles             $    1,101   $    1,093   $    1,060   $    1,047
Extraordinary loss on early extinguishment
 of debt, net of tax                                            -            -            -            -
Cumulative effect of changes in
  accounting principles, net of tax                             -            -            -            -
Net income (loss)                                        $    1,101   $    1,093   $    1,060   $    1,047
Earnings per common share:
Income before extraordinary loss and cumulative
 effect of changes in accounting principles              $     1.83   $     1.82   $     1.76   $     1.74
Extraordinary loss on early extinguishment
 of debt, net of tax                                            -            -            -            -
Cumulative effect of changes in
  accounting principles, net of tax                             -            -            -            -
Net income (loss)                                        $     1.83   $     1.82   $     1.76   $     1.74
Total assets                                             $   22,196   $   21,161   $   20,985   $   21,500
Long-term debt                                           $    5,483   $    5,456   $    5,039   $    5,649
Construction and capital expenditures                    $    1,778   $    1,483   $    1,222   $    1,450
Free cash flow (1)                                       $      893   $    1,283   $    1,308   $    1,028
Dividends declared per common share                      $     1.38   $     1.30   $     1.24   $     1.16
Book value per common share (2, 3)                       $    14.31   $    13.92   $    14.15   $    13.63
Ratio of earnings to fixed charges                             3.69         3.52         3.26         3.72
Return on weighted average shareowners'
  equity (2, 4)                                               12.92%       12.90%       12.69%       12.98%
Debt ratio (2, 3)                                             43.97%       42.01%       41.42%       44.59%
Operating Data*
Network access lines in service (000)                        12,042       11,708       11,295       11,086
Access minutes of use (000,000)                              36,982       34,295       31,412       30,114
Long-distance messages (000,000)                                961          988          940          873
Cellular customers (000)                                        667          382          244          155
Number of employees                                          66,700       66,200       64,900       67,100

*Operating data may be periodically revised to reflect the most current information available.
1 Free cash flow is net cash provided by operating activities less construction and capital expenditures.
2 Prior years have been restated to conform to the current year's classifications.
3 Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
4 Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
5 Compound Annual Growth Rate from 1984 to 1994.
NA -  Not Available.




Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:                        1986         1985         1984         CAGR(5)
Financial Data
Operating revenues                                       $    7,902   $    7,925   $    7,191          4.9%
Operating expenses                                       $    5,705   $    5,802   $    5,254          5.3%
Operating income                                         $    2,197   $    2,123   $    1,937          3.7%
Interest expense                                         $      543   $      542   $      521          -
Equity in net income of affiliates                       $        3          -             -           -
Income taxes                                             $      711   $      655   $      579          -
Income before extraordinary loss and cumulative
  effect of changes in accounting principles             $    1,023   $      996   $      883          6.4%
Extraordinary loss on early extinguishment
 of debt, net of tax                                            -            -            -            -
Cumulative effect of changes in
  accounting principles, net of tax                             -            -            -            -
Net income (loss)                                        $    1,023   $      996   $      883          -
Earnings per common share:
Income before extraordinary loss and cumulative
 effect of changes in accounting principles              $     1.71   $     1.67   $     1.51          6.1%
Extraordinary loss on early extinguishment
 of debt, net of tax                                            -            -            -            -
Cumulative effect of changes in
  accounting principles, net of tax                             -            -            -            -
Net income (loss)                                        $     1.71   $     1.67   $     1.51          -
Total assets                                             $   20,300   $   19,291   $   18,042          3.7%
Long-term debt                                           $    4,912   $    5,001   $    4,935          -
Construction and capital expenditures                    $    1,912   $    1,989   $    1,727          3.1%
Free cash flow (1)                                       $      659   $      209   $      481         12.9%
Dividends declared per common share                      $     1.07   $     1.00   $     0.93          5.4%
Book value per common share (2, 3)                       $    13.04   $    12.38   $    11.71          -
Ratio of earnings to fixed charges                             3.91         3.78         3.57          -
Return on weighted average shareowners'
  equity (2, 4)                                               13.34%       13.71%       13.14%         -
Debt ratio (2, 3)                                             43.43%       43.72%       43.65%         -
Operating Data*
Network access lines in service (000)                        11,067       10,886       10,641          2.5%
Access minutes of use (000,000)                              28,034       26,623           NA          -
Long-distance messages (000,000)                                831          797          747          -
Cellular customers (000)                                         41           35            9          -
Number of employees                                          67,500       71,400       71,900          -

*Operating data may be periodically revised to reflect the most current information available.
1 Free cash flow is net cash provided by operating activities less construction and capital expenditures.
2 Prior years have been restated to conform to the current year's classifications.
3 Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
4 Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
5 Compound Annual Growth Rate from 1984 to 1994.
NA -  Not Available.


Management's Discussion and Analysis of Financial Condition and
Results of Operations

SBC's subsidiaries principally provide landline and wireless telecommunications services and equipment, directory advertising, publishing and cable TV services.

Dollars in millions except per share amounts


Southwestern Bell Corporation (SBC) is a holding company whose subsidiaries operate predominantly in the communications service industry. SBC's subsidiaries principally provide landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

SBC's largest subsidiary is Southwestern Bell Telephone Company (Telephone Company), which provides telecommunications services over approximately 13.6 million access lines in (listed by number of access lines) Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area). The Telephone Company is a public utility subject to regulation by each of the state jurisdictions in which it operates and by the Federal Communications Commission (FCC). In 1994, the Telephone Company provided 72% of SBC's operating revenues.

In December 1994, SBC discontinued its printing operations, closing plants in Texas and Oklahoma. In December 1993, SBC sold Metromedia Paging Services, Inc. (Paging), which provided paging services.

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

Results of Operations

Summary

Financial results, including changes from the prior year, are summarized as follows:

                                                          Percent change

                                                             1994   1993
                        1994        1993        1992        vs.     vs.
                                                            1993   1992

Operating revenues    $  11,618.5  $10,690.3   $ 10,015.4  8.7%     6.7%

Operating expenses    $  8,828.2   $ 8,310.7   $ 7,818.0   6.2%     6.3%

Income before
extraordinary loss    $  1,648.7   $ 1,435.2   $ 1,301.7   14.9%    10.3%
 and accounting
 changes

Extraordinary loss       -         $ (153.2)     -         -        -

Accounting changes       -         $ (2,127.2)   -         -        -

Net income (loss)     $  1,648.7   $ (845.2)   $ 1,301.7   -        -

SBC reported income before extraordinary loss and cumulative effect of changes in accounting principles of $1,648.7, $1,435.2 and $1,301.7 in 1994, 1993 and 1992, respectively. The corresponding earnings per common share for those years were $2.74, $2.39 and $2.17, respectively. In 1993, an extraordinary loss associated with early extinguishment of debt was $153.2, or $.25 per share. The adoption of financial accounting standards relating to postretirement benefits, postemployment benefits and income taxes resulted in one-time charges totaling $2,127.2, or $3.55 per share, in the first quarter of 1993. As a result, net loss for 1993 was $845.2, or $1.41 per share. Subsidiaries other than the Telephone Company provided 35%, 29% and 26% of SBC's income before extraordinary loss and cumulative effect of changes in accounting principles in 1994, 1993 and 1992, respectively.

The primary factors contributing to the increase in income before extraordinary loss and cumulative effect of changes in accounting principles in 1994 were the growth in demand for services and products at Southwestern Bell Mobile Systems, Inc. (Mobile Systems) and the Telephone Company. These factors were partially offset by rate reductions at the Telephone Company and an increase in license fees paid by the Telephone Company for switching system software. Results for 1994 also reflect a $34 after-tax charge relating to the devaluation of the Mexican peso on the foreign currency denominated debt of SBC's equity affiliate, Telefonos de Mexico, S.A. de C.V. (Telmex).

The primary factors contributing to the increase in income before extraordinary loss and cumulative effect of changes in accounting principles in 1993 were the growth in demand for services and products at Mobile Systems and the Telephone Company, the decrease in license fees paid by the Telephone Company for switching system software, and the increase in income generated from SBC's equity investments, primarily Telmex. These factors were partially offset by increased postretirement benefit and depreciation expenses and accruals for potential rate reductions, mainly at the Telephone Company. Results for 1993 also reflect one-time charges for Telephone Company restructuring and write-off of analog cellular equipment, partially offset by a gain on the sale of Paging.

Items affecting the comparison of the operating results between 1994 and 1993, and between 1993 and 1992, are discussed in the following sections.

Operating Revenues

Total operating revenues increased $928.2, or 8.7%, in 1994 and $674.9, or 6.7%, in 1993. Components of total operating revenues, including changes from the prior year, are as follows:

                                                                Percent
                                                                 change

                                                              1994   1993
                        1994         1993         1992        vs.    vs.
                                                             1993   1992
Local service
  Landline            $  4,039.1    $ 3,904.9    $ 3,727.5   3.4%    4.8%
  Wireless               1,748.7      1,282.5      940.9     36.4    36.3

Network access
  Interstate             1,912.5      1,804.7      1,710.3   6.0     5.5
  Intrastate             944.5        880.7        837.5     7.2     5.2

Long-distance            917.1        977.3        1,011.7   (6.2)   (3.4)
service

Directory                946.8        869.0        847.9     9.0     2.5
advertising

Other                    1,109.8      971.2        939.6     14.3    3.4

                      $  11,618.5   $ 10,690.3   $ 10,015.4  8.7%    6.7%

   Local Service Landline revenues increased in 1994 and 1993 due to increases in demand, including growth in the number of access lines of 3.6% and 3.3%, respectively. Nearly two-thirds of the access line growth occurred in Texas. To a lesser extent, landline revenues also increased during 1993 as a result of extended area service plans, which expanded the area defined as local service. Previously ordered rate reductions, primarily in Texas and Missouri, reduced 1994 revenues by approximately $80.

   Wireless revenues increased in 1994 and 1993 due primarily to the growth in the number of cellular customers of 45.4% and 45.0%, respectively. These increases were partially offset by declines in average revenue per customer in both periods. Market penetration at the end of 1994, 1993 and 1992 was 7.4, 5.7 and 4.0 customers per 100 residents, respectively, in Mobile Systems' service areas. Excluding acquisitions completed during 1994, the number of cellular customers increased by 36.2% and market penetration at the end of 1994 was 7.8%.

   Network Access Interstate network access revenues increased in 1994 and 1993 due largely to increases in demand for access services. Growth in revenues from end user charges attributable to an increasing access line base also contributed to the increases in both years. Revenues in 1994 reflect a retroactive billing adjustment that decreased interstate access revenues slightly while increasing intrastate access revenues. In 1993, these increases were partially offset by decreases in interstate rates recognized by the Telephone Company.

   Intrastate network access revenues increased in 1994 and 1993, due primarily to increases in demand. Also affecting intrastate revenues in 1994 was the partial replacement of the Texas pool settlement process with a system of primary toll carrier access charges. Under this system, charges received by the Telephone Company from other intrastate carriers are recorded as intrastate access revenues, while those paid by the Telephone Company are recorded as cost of services and products. These amounts were each approximately $40 and did not materially affect operating income in 1994. Previously, only the net settlement pool payment or receipt was recognized as an adjustment to revenue. The retroactive billing adjustment noted in the preceding paragraph also slightly increased intrastate access revenues. Previously ordered rate reductions, primarily in Texas, reduced revenues by approximately $120 and $25, in 1994 and 1993, respectively.

   Long-Distance Service message volumes in 1994 are relatively unchanged from 1993, as the implementation of optional calling plans encouraged higher volumes which offset competition-related decreases in messages. These optional calling plans also lower the average revenue per message and, combined with other demand-related decreases and rate decreases (primarily in Missouri), caused a decrease in long-distance service revenue.
   The 1993 decrease was due mainly to accruals for potential rate reductions in Oklahoma and the impact of extended area service plans, partially offset by increases in demand for long-distance services. Although extended area service plans have reduced long-distance service revenues, this effect is partially offset by related increases in local service revenues, as noted in the discussion of landline local service revenues.

   Directory Advertising increased in 1994 and 1993, reflecting growth in yellow pages revenues, including product enhancements and increased use of color. Increases in 1993 were offset by the absence of revenues associated with certain directory operations sold in June 1992.

   Other revenues increased in 1994 due primarily to increases in equipment sales, mainly at Mobile Systems, and increases in demand for the Telephone Company's nonregulated services and products, including Caller ID equipment, computer network services and videoconferencing services. Revenues in 1994 also increased due to the addition of cable television revenues resulting from the January 1994 acquisition of two systems from Hauser Communications, Inc. (Hauser). These increases were partially offset by the absence of revenues associated with the sale of Paging in the fourth quarter of 1993. Other revenues increased in 1993 due to increases in equipment sales, primarily at Mobile Systems, and increases in demand for the Telephone Company's nonregulated services and products, partially offset by the absence of revenues associated with operations sold during 1993, including residential equipment sales, commercial printing and paging services.

Operating Expenses

Total operating expenses increased $517.5, or 6.2%, in 1994 and $492.7, or 6.3%, in 1993. Components of total operating expenses, including changes from the prior year, are as follows:
                                                          Percent
                                                          change

                                                           1994  1993
                         1994       1993        1992       vs.   vs.
                                                         1993  1992
Cost of services and  $  3,746.9  $ 3,387.6   $ 3,423.4   10.6%  (1.0)%
 products
Selling, general and     3,043.5    2,916.1     2,552.4   4.4    14.2
 administrative
Depreciation and         2,037.8    2,007.0     1,842.2   1.5    8.9
 amortization

                      $  8,828.2  $ 8,310.7   $ 7,818.0   6.2%   6.3%

   Cost of Services and Products increased in 1994 due to increased demand for services and products at Mobile Systems and the Telephone Company, increases of approximately $100 in switching system software licensing fees at the Telephone Company, including fees related to enhanced services, and Texas primary toll carrier access charges noted in the discussion of intrastate network access revenues. These increases were partially offset by the absence of expenses associated with paging services and residential equipment sales operations sold in 1993. The decrease in 1993 was due primarily to a decrease of more than $160 in license fees at the Telephone Company for switching system software and the absence of expenses associated with operations that were sold, including residential equipment sales and commercial printing (sold in 1993) and directory advertising operations (sold in 1992). These decreases were partially offset by costs related to increased demand for services and products at Mobile Systems and the Telephone Company, and by annual compensation increases.

   Selling, General and Administrative expenses increased in 1994 due primarily to growth in cellular operations and higher pension benefit expenses, partially offset by savings associated with 1993 force reductions. Additionally, as discussed in Other Business Matters, expenses in 1993 included a one-time charge for the restructuring of operations at the Telephone Company.

   In addition to the restructuring charge noted above, expenses in 1993 increased due primarily to increased demand for cellular services and products and the increase of approximately $110 in postretirement benefits expense required by the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement No. 106), as discussed in Note 7 to the financial statements. The increased expenses also reflect increases in property and other taxes and annual compensation increases. Expenses in 1992 included one-time charges for an offer of pension enhancements and related benefits to designated nonmanagement employees and for estimated expenses associated with relocating SBC's headquarters.

   Depreciation and Amortization increased in 1994 due mainly to growth in cellular and cable television investment levels and changes in plant levels and composition at the Telephone Company. These increases were partially offset by the completion of accelerated regulatory amortization of certain analog equipment at the Telephone Company.

   The increase in 1993 was mainly due to changes in plant level and composition, particularly at the Telephone Company and Mobile Systems. Depreciation expense also increased in 1993 due to a reduction in cellular analog equipment lives. These increases were partially offset by a decrease in reserve deficiency amortization at the Telephone Company.

Interest Expense decreased $16.0, or 3.2%, in 1994. The decrease was due to lower interest rates on debt refinanced by the Telephone
Company and the repayment of debt during 1993, partially offset by interest accrued on potential rate reductions. Interest expense decreased $33.8, or 6.4%, in 1993 due to lower interest rates on short-term obligations and interest savings on long-term debt refinanced by the Telephone Company in 1993.

Equity in Net Income of Affiliates decreased $26.6, or 10.7%, in 1994 due mainly to a fourth quarter charge of approximately $52 to reflect SBC's share of Telmex's exchange loss on its foreign currency denominated debt resulting from the sharp decline in the value of the Mexican peso in December 1994. Excluding this charge, the increase in 1994, as well as the 1993 increase of $41.7, or 20.0%, was due primarily to higher earnings at Telmex resulting from overall growth, including increases in access lines and rate increases. In both years, these factors were offset partially by increases in wages and benefit expenses, and other operating expenses related to the rehabilitation and modernization of the telephone network. SBC's investment in Telmex is recorded under U.S. generally accepted accounting principles, which exclude inflation adjustments and include adjustments for the purchase method of accounting. See Note 3 to the financial statements for additional information.

SBC's earnings from Telmex are sensitive to changes in the value of the peso. As a result of the significant devaluation of the peso in December 1994 and January 1995, it is anticipated there will be a decline in SBC's expected earnings from Telmex in 1995, absent further changes in the value of the peso and results of Telmex's operations. The magnitude of the effect is partially mitigated by the fact that a portion of Telmex's revenues are denominated in U.S. dollars and are unaffected by the decline.

Other Expense - Net increased $26.5 in 1994 and $67.2 in 1993. Expenses for 1994 reflect increases in contributions to the SBC Foundation and in legislative advocacy expenses. Expenses in 1993 include a nonrecurring charge for the write-off of analog cellular equipment and an increase in legislative advocacy expenses, partially offset by the gain on the sale of paging operations. Other expense - net in 1992 includes interest income associated with the settlement of federal income tax audit issues.

Federal Income Tax expense increased $133.3, or 24.2%, in 1994 and $62.5, or 12.8%, in 1993, primarily due to higher income before income taxes. Federal income taxes in 1993 as compared to 1992 were also affected by the increase in federal income tax rates from 34% to 35% in 1993.

Extraordinary Item The Telephone Company recorded extraordinary charges of $153.2 in 1993 as a result of refinancing $2,100 of long-term debt. See Note 4 to the financial statements for additional information.

Operating Environment and Trends of the Business

Regulatory Environment

The Telephone Company's intrastate telecommunications operations in Texas, Missouri and Kansas are presently operating under incentive regulation plans, while operations in Oklahoma and Arkansas are regulated under traditional rate-of-return methodology. The Telephone Company's interstate telecommunications operations in the five states are regulated by the FCC, using a price cap system. The FCC is in the process of reviewing the current price cap plan, in order to evaluate issues related to price cap methodology, the goals of price cap regulation and transition to a fully competitive market. It is expected that the FCC will complete their review during the first half of 1995.

Regulatory jurisdictions may require that adjustments be made to reported earnings in order to compute earnings subject to sharing or regulatory returns, as applicable, according to its regulatory plan. As a result, differences may exist between the returns reported to these regulatory bodies and those computed from Telephone Company financial information included in the consolidated financial statements.

Following is a summary of significant regulatory proceedings.

Texas In 1994, the Telephone Company completed the final year of its four-year incentive regulation agreement. Under its terms, the Telephone Company agreed to cap certain local rates, provide annual rate reductions and other benefits to customers in Texas, and upgrade the network at a cost of approximately $329. Rate reductions for 1994 and 1993 were $146 and $21, respectively. Rate reductions and customer benefits for 1992 were $34.

The agreement also provided an earnings-sharing mechanism designed to encourage efficiency and innovation by the Telephone Company. Revenue sharing amounts for 1992 were not significant, and there will be no sharing of 1993 revenues. Sharing amounts for 1994 have not been approved by the Texas Public Utility Commission (TPUC), but are estimated to be approximately $30.

The Telephone Company has offered to extend the agreement until September 1, 1995. This extension was offered because of the possibility that new legislation concerning utility regulation may be written during the 1995 session of the Texas legislature. Such legislation, if enacted, would become effective in September 1995. Although no formal reply regarding the extension has been received from the TPUC, no objections have been raised by the TPUC and the Telephone Company is continuing to operate under the provisions of the original agreement.

Missouri In response to a Missouri Public Service Commission (MPSC) staff complaint, the MPSC issued an order in December 1993 requiring rate reductions of $84.6 annually, beginning January 1994. The Telephone Company appealed the order and, in August 1994, reached a settlement agreement with the MPSC and Office of Public Counsel (OPC).

Under the terms of the settlement agreement, the Telephone Company implemented annual rate reductions of $69.6 effective October 1, 1994, representing the original $84.6 reduction ordered by the MPSC, offset by $15 for recovery of a portion of the costs associated with postretirement benefit accruals, allowed by legislation enacted in 1994. In addition, customers were given one-time credits totaling $64 for rate reductions which were accrued under the original order and paid to the court beginning in 1994. The Telephone Company has also committed to invest an average of $275 annually in capital expenditures during the term of the agreement.

The agreement extends through December 31, 1998. During this period, the agreement provides that the Telephone Company will not file a general rate case or raise local service rates and there will be no sharing of earnings. In addition, the MPSC and the OPC have agreed not to file complaints about the level of Telephone Company earnings during the term of the agreement. The agreement does not preclude the Telephone Company from increasing its revenues through the introduction of new or additional services or features during this period. Two interexchange carriers and the Missouri Cable TV Association have challenged the legality of the agreement in a case currently pending in the Cole County Circuit Court.

Oklahoma In January 1989, the Oklahoma Corporation Commission (OCC) ordered an investigation into the reasonableness of the Telephone Company's intrastate rates. In August 1992, a final order was issued requiring the Telephone Company to refund revenues in excess of an 11.41% return on equity, effective April 1991 through the date of the final order. The ordered refund obligation is $148.4.

The OCC order also would reduce annual revenues by $100.6 effective September 1992 (of which $44.6 relates to plans already implemented), partially offset by a positive annual revenue adjustment of $7.8 to compensate the Telephone Company for its investment of $84 for network modernization over five years following the date the order becomes effective. The order would also lower the allowed return on equity from 14.25% to 12.20%.

In September 1992, the Telephone Company appealed to the Oklahoma
Supreme Court (Court), which suspended the effectiveness of the entire order pending final disposition. This appeal is still pending.

The Telephone Company is contesting all aspects of the OCC's actions. Management believes that the OCC-ordered refund of revenues collected before the date of the OCC's August 1992 order is illegal under Oklahoma law and will be overturned by the Court. The Court may require the Telephone Company to implement some portion of the annual rate reductions indicated in the OCC order. Management is unable to determine the outcome of the remaining portions of the OCC order. Future effects arising from an unfavorable ruling would not be expected to have a material impact on SBC's financial results.

Competition

Competition is growing in the telecommunications industry. Regulatory and court decisions have expanded the number of alternative service providers offering telecommunications services. Technological advances have expanded the types and uses of services and products available. Accordingly, SBC faces increasing competition in significant portions of its business.

Domestic

The Telephone Company currently faces competition principally from competitive access providers (CAPs), private networks, shared tenant services, providers of telecommunications equipment, interexchange carriers, resellers and cellular providers.

CAPs typically build fiber optic "rings" throughout large metropolitan areas to provide transport services (generally high-speed data) for large business customers and interexchange carriers. Also, an increasing number of high usage customers, particularly large businesses, now bypass Telephone Company facilities by establishing alternative telecommunications links for voice and data, such as private network systems, shared tenant services or private branch exchange (PBX) systems (which are customer-owned and provide internal switching functions without use of Telephone Company central office facilities). The extent of the economic incentive to bypass the local exchange network depends upon local exchange prices, access charges, regulatory policy and other factors. End user charges ordered by the FCC are designed to mitigate the effect of system bypass.

The FCC has adopted rules requiring large local exchange carriers, including the Telephone Company, to provide expanded interconnection to independent parties for provision of special access and switched access transport services. (Special access refers to a dedicated transmission path, used primarily by large business customers and long-distance carriers, which does not involve switching at the local exchange carrier central office. Switched access refers to the link between local exchange carriers' switching facilities and long-distance carriers' networks; switched access transport is one component of this process.) A July 1994 FCC order requires that local exchange carriers provide equipment and establish a set of technical and pricing rules intended to position alternate providers as if their equipment were located in the central office (referred to as virtual collocation). Alternatively, the local exchange carrier may, at its discretion, allow alternate providers to physically collocate their equipment within its central office. This order followed a June 1994 judicial remand which vacated the FCC's previous order requiring physical collocation. Various aspects of the FCC rules are being contested by a number of local exchange carriers, including the Telephone Company.

Collocation for access services is also being addressed at the state regulatory level. In general, collocation requirements in Texas and Oklahoma follow terms similar to those of interstate requirements. Proceedings in Missouri and Arkansas have been delayed awaiting the outcome of pending FCC collocation issues. The Kansas Corporation Commission presently does not authorize intrastate collocation.

Competition exists in all of the Telephone Company's intraLATA toll markets. Principal competitors are interexchange carriers, which are assigned an access code (e.g., "10XXX") used by their customers to route intraLATA calls through the interexchange carrier's network, and resellers, which sell toll services obtained at bulk rates.

Pending regulatory and legislative proceedings could allow increased competition for local exchange services in the future. In Texas, three companies have filed applications with the TPUC seeking authority to provide local exchange services in selected metropolitan areas within the Telephone Company's service territory. Hearings on these applications are scheduled to begin in mid 1995. In Missouri, a commission appointed by the Governor recommended in January 1995 that legislation be adopted to open the Telephone Company's local exchange market to competition. The report also recommended an end to earnings regulation for the Telephone Company, but provided only limited pricing flexibility for its services. It is not known whether such legislation will be passed in the 1995 legislative session. In Oklahoma and Kansas, there are generic competition dockets pending which address competitive issues related to the provision and regulation of intrastate telecommunications services.

Wireless telecommunications services, such as cellular, increasingly compete with landline services. Furthermore, the FCC adopted an order in 1993 allocating radio spectrum and outlining development of licenses for new personal communications services (PCS). PCS utilizes wireless telecommunications technology using radio spectrum different from cellular. Like cellular, it is designed to permit access to a variety of communications services regardless of subscriber location. Under an auction process, up to seven PCS licenses could be awarded in each of 51 geographic areas. Licenses may be combined by spectrum amounts and geographically, including creation of a nationwide service. Though a potential source of competition for landline services, PCS also represents a competitive opportunity for SBC, which is allowed to participate fully in bidding for licenses in areas outside its cellular service areas, and may bid on a smaller license in areas where it has a cellular presence. SBC is participating in the auctions, which began in December 1994, and is pursuing licenses in a number of markets that would complement its existing cellular service territories.

In the future, it is likely that additional competitors will emerge in the telecommunications industry. Cable television companies and electric utilities have expressed an interest in providing telecommunications services. As a result of recent and prospective mergers and acquisitions within the industry, SBC may face competition from entities offering both cable and telephone services over their transport mediums in the Telephone Company's operating territory. Interexchange carriers have also expressed interest in providing local service, either directly or through alternative wireless networks, and a number of major carriers have publicly announced their intent to provide local service in certain markets, some of which are in the Telephone Company's five-state area.

Competitive opportunities may arise as a result of pending and anticipated legislative and legal proceedings. Federal policymakers have indicated strong interest in telecommunications reform - namely, lowering regulatory and legislative barriers to competition. Legislation was introduced in the 1994 United States Congress which, had it been adopted, would have allowed SBC to enter previously restricted lines of business, including interLATA telecommunications services, electronic publishing and telecommunications equipment manufacturing, and would have allowed local exchange carriers to compete in the cable television business in their own areas. Legislation achieving these goals will be advocated by SBC during the 1995 Congressional session; however, no assurance can be given as to whether or in what form such legislation might be enacted.

SBC and two other Regional Holding Companies (RHCs) are asking the United States District Court for the District of Columbia, in a joint petition filed in July 1994, to vacate the consent decree issued at the time of AT&T Corp.'s (AT&T) divestiture of the RHCs. Among other items, the consent decree prevents the RHCs from providing interLATA telecommunications service and manufacturing telecommunications equipment. This matter is pending and the outcome cannot be predicted. Also in 1994, SBC filed a lawsuit in the United States District Court in Dallas, seeking to overturn provisions of the Cable Communications Policy Act of 1984, in order to provide cable television service in the Telephone Company's five-state area. While there can be no assurance of a favorable ruling to SBC, three Circuit Courts of Appeals have held this statute to be unconstitutional in similar factual circumstances.

SBC is aggressively representing its interests regarding competition before federal and state regulatory bodies and courts, and before Congress and state legislatures, and will continue to evaluate the increasingly competitive nature of its business and the appropriate regulatory, legislative and industry solutions needed to respond effectively to competition.

International

Telmex was granted a concession in 1990 to continue as the sole provider of long-distance services in Mexico until August 1996. In July 1994, the Mexican Secretary of Communication and Transportation issued the first in a series of rules for the introduction of competition into the Mexican long-distance market. It specified that there would be an unlimited number of long-distance concessions and that Telmex must provide 60 interconnection points by January 1, 1997, and over 200 interconnection points by the year 2000. In addition, customers will be able to presubscribe to their choice of long-distance carrier by January 1, 1997. Several large competitors have announced their intention to compete with Telmex, including AT&T and MCI Communications Corporation.

Regulatory Accounting

SBC currently accounts for the economic effects of regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). Statement No. 71 requires deferral of certain costs and obligations based on regulatory actions (regulatory assets and liabilities). In addition, under Statement No. 71, telephone plant is depreciated using rates set by regulators in a joint federal and state triennial review process. These rates are usually lower than those used by unregulated companies. SBC will present proposed depreciation rates for 1995 through 1997 to federal and state regulators in triennial review meetings scheduled for mid 1995.

Continued application of Statement No. 71 is appropriate only if it is reasonable to assume that rates which are adequate to recover costs can be charged to and collected from customers. This assumption requires, among other things, consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs. It is management's opinion that application of Statement No. 71 to SBC remains appropriate at this time. However, due to the rapid pace of change in the telecommunications industry, SBC must continually assess its position with respect to Statement No.
71. If, as a result of actual and anticipated increases in competition, technological development and other changes in the telecommunications industry including the manner of determining rates, SBC determines that it no longer qualifies for the provisions of Statement No. 71, SBC would be required to eliminate its regulatory assets and liabilities, and to adjust the carrying amount of its telephone plant to the extent that it determines that such amount is not recoverable. The net effect would be reflected in the financial statements as a non-cash, extraordinary charge to income. Because of the uncertainties regarding the timing, extent and potential combination of circumstances which would cause SBC to discontinue application of Statement No. 71, management cannot estimate a specific amount of the charge at this time, but under most combinations of circumstances would anticipate the after-tax amount of the charge to be between $2.0 billion and $3.0 billion.

Other Business Matters

Name Change In order to better reflect SBC's position as a diversified global communications company, SBC's Board of Directors approved in September 1994 a change in the corporate name to SBC
Communications Inc., subject to shareowner approval at the 1995 Annual Meeting of Shareowners scheduled for April 1995.

Acquisitions In January 1994, SBC purchased two cable television systems from Hauser located in Montgomery County, Maryland, and Arlington County, Virginia, for $650. In December 1994, SBC acquired the domestic cellular business of Associated Communications Corporation (Associated) for $705, including cellular systems in
Buffalo, Rochester, Albany and Glens Falls, New York.   In addition,
during the second quarter of 1994, SBC purchased smaller cellular systems in Syracuse, Utica and Ithaca, New York, which are adjacent to the Associated properties.

In October 1994, SBC formed a strategic alliance with Compagnie Generale des Eaux (CGE), a French diversified public company. In December 1994, SBC invested $615 through this alliance to acquire an indirect 10% ownership of Societe Francaise du Radiotelephone S.A.
(SFR), a French national cellular company, and minority ownership interests in other communications businesses controlled by CGE. This investment is accounted for as an equity investment. As part of this alliance, CGE is expected to invest $247 to attain a 10% interest in SBC's Washington-Baltimore wireless operations. This investment is expected to occur during the first half of 1995.

In April 1994, SBC terminated plans to form a $4.9 billion cable television partnership with Cox Cable Communications (Cox) in the United States.

In February 1995, SBC purchased 40% of VTR S.A. (VTR), a privately owned telecommunications holding company in Chile, for $317. Through its subsidiaries, VTR provides local, long-distance, wireless and cable television services in Chile. VTR is 51% owned by Grupo Luksic, a large Chilean conglomerate.

Management does not expect these acquisitions to have a material effect on SBC's financial position or results of operations in 1995.

Dispositions In October 1994, SBC sold an additional 25% of its United Kingdom cable television operations to Cox. SBC and Cox each own 50% and share management of the cable operations. Subsequent to the sale, SBC's remaining investment is accounted for under the equity method of accounting.

During 1993, SBC sold Paging, sold portions of its commercial printing operations, and entered into an agreement which exclusively licensed sales under its residential equipment trademark. None of these transactions had a material effect on SBC's financial results in 1993.

Operational Restructuring During the third quarter of 1993, the Telephone Company announced a restructuring of its operations. The restructuring realigns the Telephone Company into two operating divisions, Customer Services, comprised of nine geographic market areas, and Network Services, which focuses on technology planning and deployment. As part of the restructuring, approximately 800 management positions were eliminated during 1993. Costs for severance, relocation and benefits associated with the positions eliminated were accrued during 1993, reducing net income by approximately $35.

Pending Litigation The Telephone Company is presently engaged in litigation with 57 Texas cities arising from the Telephone Company's alleged breach of certain ordinances relating to the Telephone Company's use of, and work activities in, streets and other public ways. In November 1992, City of Port Arthur, et al., v. Southwestern Bell Telephone Company, et al., in the 136th Judicial District Court of Jefferson County, Texas, was certified as a class action. Trial is set for 1995. In addition, three municipalities participating in the class action had filed separate lawsuits, which have been suspended pending the outcome of the class action.

The ordinances provide for the payment of a percentage of the gross receipts received by the Telephone Company from the provision of certain services within the cities. While the particular claims of the cities vary, they all allege that the Telephone Company should have included revenues received from other services in calculating the compensation described in the ordinances. The Telephone Company believes it has several meritorious defenses to the claims and intends to vigorously pursue these defenses. The Telephone Company further believes that it will either be successful on the merits of the cases or that any unfavorable result will not have a material impact on SBC's results of operations.

Liquidity and Capital Resources

Capital Expenditures and Other Commitments

To provide high-quality communications services to its customers, SBC, particularly the Telephone Company and Mobile Systems, must make significant investments in property, plant and equipment. The amount of capital investment is influenced by regulatory commitments and demand.

SBC's capital expenditures totaled $2,350.2, $2,221.1 and $2,144.3 for 1994, 1993 and 1992, respectively. The 1994 increase in capital expenditures was due primarily to growth at Mobile Systems, while expenditures at the Telephone Company were flat compared to 1993. The 1993 increase in capital expenditures was primarily due to increases in Telephone Company expenditures on broadband infrastructure and customer-contracted requirements, continued build-out of cable television and telephone network facilities in the United Kingdom, and growth and digital conversion at Mobile Systems.

In 1994, the Telephone Company committed to make network upgrades estimated to cost approximately $570 in Missouri, Arkansas and Kansas over various periods ranging from two to four years. At December 31, 1994, the Telephone Company had invested $91 under these commitments. During 1994, the Telephone Company continued to make network upgrades under previous commitments in Texas, Missouri and Kansas. At December 31, 1994, amounts remaining under these previous commitments were not significant.

In 1995, management expects capital spending in total and at the Telephone Company to be relatively unchanged from 1994 levels, between $2,200 and $2,400. Capital expenditures in 1995 will relate primarily to the continued evolution of the Telephone Company's network, including amounts agreed to under improved regulation plans, and continued build-out of Mobile Systems' markets. SBC expects to fund ongoing capital expenditures with cash provided by operations.

With the change in accounting for SBC's United Kingdom cable operations to the equity method of accounting, funding provided by SBC in 1995 for the continued expansion of the cable television and telephone network in the United Kingdom will not be classified as capital expenditures, but will appear in the Consolidated Statements of Cash Flows as investments in existing equity affiliates.

In addition to payments shown in the Consolidated Statements of Cash Flows, 1994 acquisitions were also financed through the issuance of approximately $660 in new and treasury shares and the issuance of approximately $360 of long-term debt.

Dividends Declared

Dividends declared by SBC totaled $953.6 ($1.58 per share) in 1994, $905.3 ($1.51 per share) in 1993 and $876.2 ($1.46 per share) in 1992.
Management's dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC, and long-term growth opportunities.

Cash, Lines of Credit and Cash Flows

SBC had $364.6 of cash and cash equivalents available at December 31, 1994. Commercial paper borrowings as of December 31, 1994, totaled $1,348.5. SBC has entered into agreements with several banks for lines of credit totaling $1,020.0, all of which may be used to support commercial paper borrowings. SBC had no borrowings outstanding under these lines of credit as of December 31, 1994.

During 1994, as in 1993 and 1992, SBC's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. In 1994 and 1993, cash provided by operating activities was reduced by the contribution of $133.6 and $135.5, respectively, to the collectively bargained Voluntary Employee Beneficiary Association trusts. Cash provided by operating activities in 1992 also included refunds associated with the settlement of federal income tax audit issues. Net cash provided by operating activities exceeded SBC's construction and capital expenditures during 1994, as in 1993 and 1992; this excess is referred to as free cash flow, a supplemental measure of liquidity. SBC generated free cash flow of $1,616.4, $1,219.7 and $1,470.4 in 1994,
1993 and 1992, respectively.

During 1993, long-term debt of $2,207 was issued, principally to refinance Telephone Company long-term debt with an aggregate principal amount of $2,100. Since June 1991, the Telephone Company has refinanced $3,182 in long-term debt.

Total Capital

SBC's total capital consists of debt (long-term debt and debt maturing within one year) and shareowners' equity. Total capital increased $1,459.0 in 1994 and decreased in 1993 by $1,858.3. The increase in 1994 was due to reinvestment of earnings and the issuance of common stock and long-term debt in acquisitions, partially offset by the foreign currency translation adjustment resulting from the devaluation of the peso and the acquisition of treasury shares. The decrease in 1993 was due to the effects of adopting new accounting standards and the extraordinary loss on early extinguishment of debt. Absent these factors, total capital increased by $422.1 in 1993 due primarily to reinvestment of earnings.


Debt Ratio

SBC's debt ratio (long-term debt and debt maturing within one year, as a percentage of total capital) was 47.4%, 47.5% and 43.0% at December 31, 1994, 1993 and 1992, respectively. The debt ratio is affected by the same factors that affect total capital. For 1993, the decrease in equity caused by changes in accounting standards increased the debt ratio by 6.1%.

Share Repurchases

See Note 9 to the financial statements.

Employee Stock Ownership Plans

See Note 7 to the financial statements.






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

The financial statements of Southwestern Bell Corporation (SBC) have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all of SBC's financial records and related data, as well as the minutes of shareowners' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management has established and maintains a system of internal accounting controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the costs of an internal accounting controls system should not exceed, in management's judgment, the benefits to be derived.

Management also seeks to ensure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communication programs aimed at ensuring that its policies, standards and managerial authorities are understood throughout the organization. Management continually monitors the system of internal accounting controls for compliance. SBC maintains an internal auditing program that independently assesses the effectiveness of the internal accounting controls and recommends improvements thereto.

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

/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer

/s/ Donald E. Kiernan
Donald E. Kiernan
Senior Vice President, Treasurer
and Chief Financial Officer


                    Report of Independent Auditors


The Board of Directors and Shareowners
Southwestern Bell Corporation

We have audited the accompanying consolidated balance sheets of Southwestern Bell Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended
December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwestern Bell Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 6 and 7 to the consolidated financial statements, in 1993 the Corporation changed its method of accounting for income taxes, postretirement benefits other than pensions, and postemployment benefits.






                                        ERNST & YOUNG LLP


San Antonio, Texas
February 10, 1995




Consolidated Statements of Income


Dollars in millions except per share amounts
                                                         1994     1993     1992
Operating Revenues
Local service                                         $ 5,787.8 $ 5,187.4  $ 4,668.4
Network access                                          2,857.0   2,685.4    2,547.8
Long-distance service                                     917.1     977.3    1,011.7
Directory advertising                                     946.8     869.0      847.9
Other                                                   1,109.8     971.2      939.6
Total operating revenues                               11,618.5  10,690.3   10,015.4

Operating Expenses
Cost of services and products                           3,746.9   3,387.6    3,423.4
Selling, general and administrative                     3,043.5   2,916.1    2,552.4
Depreciation and amortization                           2,037.8   2,007.0    1,842.2
Total operating expenses                                8,828.2   8,310.7    7,818.0
Operating Income                                        2,790.3   2,379.6    2,197.4

Other Income (Expense)
Interest expense                                         (480.2)   (496.2)    (530.0)
Equity in net income of affiliates                        223.1     249.7      208.0
Other expense - net                                       (99.4)    (72.9)      (5.7)
Total other income (expense)                             (356.5)   (319.4)    (327.7)
Income Before Income Taxes, Extraordinary
 Loss and Cumulative Effect of Changes in
 Accounting Principles                                  2,433.8   2,060.2    1,869.7

Income Taxes
Federal                                                   684.0     550.7      488.2
State and local                                           101.1      74.3       79.8
Total income taxes                                        785.1     625.0      568.0
Income Before Extraordinary Loss and Cumulative
 Effect of Changes in Accounting Principles             1,648.7   1,435.2    1,301.7
Extraordinary Loss on Early Extinguishment
 of Debt, net of tax                                        -      (153.2)       -
Cumulative Effect of Changes in Accounting
 Principles, net of tax                                     -    (2,127.2)       -
Net Income (Loss)                                     $ 1,648.7 $  (845.2) $ 1,301.7

Earnings Per Common Share:
Income Before Extraordinary Loss and Cumulative
 Effect of Changes in Accounting Principles           $    2.74 $   2.39   $    2.17
Extraordinary Loss on Early Extinguishment
 of Debt, net of tax                                        -      (0.25)        -
Cumulative Effect of Changes in Accounting
 Principles, net of tax                                     -      (3.55)        -
Net Income (Loss)                                     $    2.74 $  (1.41)  $    2.17
Weighted Average Number of Common
  Shares Outstanding (in millions)                        601.4    599.8       600.2

The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Balance Sheets

Dollars in millions except per share amounts
                                                                                  December 31,
                                                                              1994         1993
Assets
Current Assets
Cash and cash equivalents                                               $    364.6   $    618.4
Accounts receivable - net of allowances for uncollectibles of
 $130.4 and $111.2                                                         2,204.6      2,055.2
Material and supplies                                                        141.8        148.9
Prepaid expenses                                                             162.0        126.5
Deferred charges                                                             240.1        192.0
Deferred income taxes                                                        180.7        197.0
Other                                                                        199.5        281.8
Total current assets                                                       3,493.3      3,619.8
Property, Plant and Equipment - Net                                       17,316.6     17,091.5
Intangible Assets - Net of Accumulated Amortization of
 $427.6 and $368.2                                                         2,648.9      1,147.4
Investments in Equity Affiliates                                           1,748.0      1,420.8
Other Assets                                                                 798.5      1,028.0
Total Assets                                                            $ 26,005.3   $ 24,307.5

Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                                           $  1,668.6   $  1,385.7
Accounts payable and accrued liabilities                                   3,281.4      2,876.2
Dividends payable                                                            240.8        226.6
Total current liabilities                                                  5,190.8      4,488.5
Long-Term Debt                                                             5,848.3      5,459.4

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                                      2,319.7      2,387.0
Postemployment benefit obligation                                          2,707.2      2,897.0
Unamortized investment tax credits                                           369.8        430.4
Other noncurrent liabilities                                               1,213.9      1,076.8
Total deferred credits and other noncurrent liabilities                    6,610.6      6,791.2

Commitments (Notes 2, 10)

Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)            -            -
Common shares ($1 par value, 1,100,000,000 authorized: issued
 620,483,301 at December 31, 1994 and 602,744,484 at December 31, 1993)      620.5        602.7
Capital in excess of par value                                             6,286.1      5,577.0
Retained earnings                                                          2,593.5      1,891.4
Guaranteed obligations of employee stock ownership plans                    (314.7)      (352.9)
Foreign currency translation adjustment                                     (366.5)       (40.2)
Treasury shares (11,401,628 at December 31, 1994 and 2,510,404 at
  December 31, 1993, at cost)                                               (463.3)      (109.6)
Total shareowners' equity                                                  8,355.6      7,568.4
Total Liabilities and Shareowners' Equity                               $ 26,005.3   $ 24,307.5


The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Statements of Cash Flows

Dollars in millions, increase (decrease) in cash and cash equivalents

                                                                      1994       1993       1992
Operating Activities
Net income (loss)                                                $ 1,648.7  $  (845.2) $ 1,301.7
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:

   Depreciation and amortization                                   2,037.8    2,007.0    1,842.2
   Undistributed earnings from investments in equity affiliates     (133.8)    (177.3)    (168.5)
   Provision for uncollectible accounts                              153.3      149.9      134.9
   Amortization of investment tax credits                            (60.6)     (65.8)     (72.9)
   Pensions and other postemployment expenses                        201.6      148.8      193.1
   Deferred income tax expense                                      (124.0)    (123.8)      19.4
   Extraordinary loss, net of tax                                         -     153.2          -
   Cumulative effect of accounting changes, net of tax                    -   2,127.2          -
   Changes in operating assets and liabilities:
      Accounts receivable                                           (302.7)    (275.5)    (284.9)
      Other current assets                                           (90.5)      (5.7)    (134.0)
      Accounts payable and accrued liabilities                       429.9      303.3      353.8
   Other - net                                                       206.9       44.7      429.9
Total adjustments                                                  2,317.9    4,286.0    2,313.0
Net Cash Provided by Operating Activities                          3,966.6    3,440.8    3,614.7

Investing Activities
Construction and capital expenditures                             (2,350.2)  (2,221.1)  (2,144.3)
Investments in existing equity affiliates                            (22.3)         -          -
Purchase of short-term investments                                  (324.6)    (419.7)    (195.0)
Proceeds from short-term investments                                 390.1      315.5      120.4
Dispositions                                                         140.9      378.3          -
Acquisitions                                                      (1,181.6)    (120.9)     (60.9)
Net Cash Used in Investing Activities                             (3,347.7)  (2,067.9)  (2,279.8)

Financing Activities
Net change in short-term borrowings with original
  maturities of three months or less                                 463.1      (11.0)    (332.2)
Issuance of other short-term borrowings                               35.5       16.0      521.4
Repayment of other short-term borrowings                             (40.5)    (137.7)    (394.8)
Issuance of long-term debt                                           344.5    2,178.1      556.6
Repayment of long-term debt                                         (449.6)    (215.8)    (245.7)
Early extinguishment of debt and related call premiums                   -   (2,190.3)    (355.6)
Issuance of common shares                                             40.2       18.0          -
Purchase of treasury shares                                         (446.8)    (191.1)    (161.5)
Issuance of treasury shares                                           17.9       77.6       35.0
Dividends paid                                                      (837.0)    (803.5)    (780.4)
Net Cash Used in Financing Activities                               (872.7)  (1,259.7)  (1,157.2)
Net increase (decrease) in cash and cash equivalents                (253.8)     113.2      177.7
Cash and cash equivalents beginning of year                          618.4      505.2      327.5
Cash and Cash Equivalents End of Year                            $   364.6  $   618.4  $   505.2


The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statements of Shareowners' Equity

Dollars in millions except per share amounts
                                                                        Guaranteed   Foreign
                                                                        Obligations  Curren-
                                                                        of Employee  cy Tra-
                                Common Shares   Capital in              Stock        nslation  Treasury Shares
                                -------------   Excess of  Retained     Ownership    Adjust-  ----------------
                              Shares    Amount   Par Value  Earnings    Plans        ment    Shares   Amount    Total

Balance, December 31, 1991   300,889,089  $300.9  $5,829.1 $3,209.3     ($438.7)     $4.4   (731,199)  ($41.4) $8,863.6

Net income for the year
  ($2.17 per share)                    -       -        -   1,301.7            -       -            -       -
Dividends to shareowners
  ($1.46 per share)                    -       -        -   (876.2)            -       -             -      -
Reduction of debt associated
   with Employee Stock
   Ownership Plans                     -       -        -        -          41.4       -             -      -
Foreign currency translation
   adjustment                          -       -        -        -           -     (32.3)            -      -
Purchase of treasury shares            -       -        -        -           -         -   (2,514,092) (161.5)
Issuance of treasury shares:
   Dividend Reinvestment Plan          -       -      5.5        -           -         -     1,799,731  108.6
   Other issuances                     -       -      0.2        -           -         -       429,768   25.4

Balance, December 31, 1992   300,889,089   300.9  5,834.8  3,634.8      (397.3)    (27.9)   (1,015,792)  (68.9)  9,276.4

Net income (loss) for the
 year  ($(1.41) per share)             -       -        -   (845.2)          -         -             -      -
Dividends to shareowners
  ($1.51 per share)                    -       -        -   (905.3)          -         -             -      -
Two-for-one stock split      300,889,089   300.9   (300.9)        -          -         -    (731,569)       -
Reduction of debt associated
   with Employee Stock
   Ownership Plans                     -       -        -         -       44.4         -            -        -
Foreign currency translation
   adjustment                          -       -        -         -         -     (12.3)            -        -
Issuance of common shares        966,306     0.9     41.2         -         -         -             -
Purchase of treasury shares            -       -        -         -         -         -    (3,660,698)   (192.9)
Issuance of treasury shares:
  Dividend Reinvestment Plan           -       -      4.0          -        -         -     1,889,232    103.2
  Other issuances                      -       -     (2.1)         -        -         -     1,008,423     49.0
Other                                  -       -         -       7.1        -         -             -       -

Balance, December 31, 1993   602,744,484   602.7   5,577.0   1,891.4   (352.9)   (40.2)   (2,510,404)    (109.6)  7,568.4

Net income for the year
  ($2.74 per share)                    -       -         -   1,648.7         -        -            -       -
Dividends to shareowners
  ($1.58 per share)                    -       -         -    (953.6)        -        -            -       -
Reduction of debt associated
  with Employee Stock
  Ownership Plans                      -       -         -         -      38.2        -            -       -
Foreign currency translation
   adjustment, net of income tax
   benefit of $197.3                   -       -         -         -         -   (326.3)           -       -
Issuance of common shares:
  Dividend Reinvestment Plan   3,334,668     3.3     134.4         -         -        -            -       -
  Other issuances             14,404,149    14.5     570.7         -         -        -            -       -
Purchase of treasury shares            -       -         -         -         -        - (11,301,550)  (447.0)
Issuance of treasury shares            -       -       4.0         -         -        -   2,410,326     93.3
Other                                  -       -         -       7.0         -        -            -       -

Balance, December 31, 1994   620,483,301  $620.5  $6,286.1  $2,593.5  ($314.7) ($366.5) (11,401,628) ($463.3) $8,355.6

The accompanying notes are an integral part of the consolidated financial statements.



Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

1.   Summary of Significant Accounting Policies

     Basis of Presentation - The consolidated financial statements include the accounts of Southwestern Bell Corporation and its majority-owned subsidiaries (SBC) which operate predominantly in the communications service industry. Southwestern Bell Telephone Company (Telephone Company) is SBC's largest subsidiary. All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures and less than majority-owned subsidiaries are principally accounted for under the equity method. Earnings from certain foreign investments accounted for under the equity method are included for periods ended within three months of SBC's year end. Certain amounts in prior period financial statements have been reclassified to conform to the current year's presentation.

     Regulatory Accounting - SBC prepares its financial statements in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). The provisions of Statement No. 71 require, among other things, that regulated enterprises reflect rate actions of regulators in their financial statements when certain criteria are met. These rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, or impose a liability on a regulated enterprise. SBC continually assesses its position as to the applicability of Statement No. 71 based upon the current regulatory and competitive environment.

     Allowance for Funds Used During Construction - Where capital invested by the Telephone Company in construction projects is not allowed in the rate base upon which revenue requirements are determined, it is the practice of regulatory authorities to allow, in lieu thereof, a capitalization of interest and equity costs during periods of construction. These capitalized costs are reflected as income during the construction period and as an addition to the cost of plant constructed, and are included in other expense - net on SBC's Consolidated Statements of Income.

     Income Taxes - Deferred income taxes are provided for certain temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

     Investment tax credits resulted from federal tax law provisions that allowed for a reduction in income tax liability based on certain construction and capital expenditures. Corresponding income tax expense reductions were deferred and are being amortized as reductions in income tax expense over the life of the property, plant and equipment that gave rise to the credits.

     Cash Equivalents - Cash equivalents include all highly liquid investments with an original maturity of three months or less.

     Deferred Charges - Certain cellular service sales commissions are deferred and amortized over 12 months. Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

     Material and Supplies - New and reusable materials are carried principally at average original cost. Specific costs are used for large individual items. Nonreusable material is carried at estimated salvage value.

     Property, Plant and Equipment - Property, plant and equipment is stated at cost. The cost of additions and substantial betterments of property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses.

     The Telephone Company computes depreciation using certain straight-line methods and rates as prescribed by the Federal Communications Commission (FCC) and the applicable state regulatory authorities. The Telephone Company's provision for depreciation includes the amortization of interstate and certain intrastate accumulated depreciation deficiencies (reserve deficiency amortization). Reserve deficiency amortization allows additional depreciation to be recognized currently in an attempt to reflect more accurately prior years' actual consumption of telephone plant.

     When a portion of the Telephone Company's depreciable property, plant and equipment is retired, the gross book value is charged to accumulated depreciation.

     Property, plant and equipment of SBC, other than the Telephone Company, is depreciated on a straight-line method over their estimated useful lives, generally ranging from 3 to 40 years.

     Intangible Assets - Intangible assets consist primarily of cellular and cable television licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years. At December 31, 1994 and 1993, amounts included in net intangible assets for licenses were $2,007.1 and $871.9, respectively. Management periodically reviews the carrying value and lives of all intangible assets based on expected future operating results.

     Currency Translation Adjustments - The assets and liabilities relating to SBC's share of foreign operations are translated at current exchange rates. Revenues and expenses are translated using average rates during the year. The ensuing foreign currency translation adjustments are recorded as a separate component of Shareowners' Equity. Other transaction gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

     Earnings Per Common Share - The earnings per common share computation uses the weighted average number of common shares outstanding, including shares held by employee stock ownership plans. Common stock equivalents outstanding are not considered dilutive.

2.   Property, Plant and Equipment

     Property, plant and equipment, which is stated at cost, is summarized as follows at December 31:

                                              1994           1993
Telephone Company plant
     In service                          $ 26,731.6    $ 25,970.0
     Under construction                    231.5         261.3
                                           26,963.1      26,231.3

Accumulated depreciation and               (11,227.1)    (10,532.2)
 amortization

Total Telephone Company                    15,736.0      15,699.1

Other                                      2,293.3       1,939.3
Accumulated depreciation and               (712.7)       (546.9)
 amortization

Total Other                                1,580.6       1,392.4

Property, plant and equipment--net       $ 17,316.6    $ 17,091.5

     For 1994, 1993 and 1992, SBC's depreciation as a percentage of average depreciable plant was 6.9%, 7.0% and 6.8%, respectively.

     Certain facilities and equipment used in operations are under operating or capital leases. Rental expenses under operating leases for 1994, 1993 and 1992 were $125.5, $122.9 and $135.2, respectively. At December 31, 1994, the aggregate minimum rental commitments under noncancelable operating leases for the years 1995 through 1999 were $81.9, $69.1, $53.3, $45.1 and $43.2, respectively, and $171.4 thereafter. Capital leases were not significant.

3.   Equity Investments

     Investments in affiliates accounted for under the equity method consist principally of SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. A consortium consisting of SBC International, Inc. (SBC International), a wholly-owned subsidiary of SBC, together with a subsidiary of France Telecom and a group of Mexican investors led by Grupo Carso, S.A. de C.V., has voting control of Telmex through its ownership of all of Telmex's Class AA shares. The Mexican investors have voting control of the consortium. The Class AA shares owned by SBC International represent approximately 5% of Telmex's total equity capitalization. SBC International's total interest in Telmex, including ownership of Class L shares with limited voting rights, represents approximately 10% of Telmex's total equity capitalization.

     In October 1994, SBC International sold an additional 25% of its United Kingdom cable television operations to Cox Cable Communications (Cox). SBC International and Cox each own 50% and share management of the cable operations. Subsequent to the sale, SBC's remaining investment is accounted for using the equity method of accounting.

     In December 1994, SBC made an equity investment in the French cellular market (see Note 10). Other equity investments include interests in Australian and Israeli operations which provide directory, cable television and other services.

     The following table is a reconciliation of SBC's investments in equity affiliates. The currency translation adjustment for 1994 primarily reflects the effect on SBC's investment resulting from the decline in the value of the Mexican peso relative to the U.S. dollar of approximately 38% during the year. In December 1994, SBC also recorded an after-tax charge of $34 to reflect its portion of Telmex's valuation loss on its foreign currency denominated debt.

                                      1994          1993        1992
Beginning of year                  $  1,420.8     $ 1,249.4   $ 1,081.3
Additional investments                626.2         -           -
Equity in net income                  223.1         249.7       208.0
Dividends received                    (89.3)        (72.4)      (39.5)
Currency translation and other        (432.8)       (5.9)       (0.4)
 adjustments
End of year                        $  1,748.0     $ 1,420.8   $ 1,249.4

The following table presents summarized financial information obtained from filings with the Securities and Exchange Commission by Telmex at December 31, or for the year ended:


                                     1994        1993         1992
Balance Sheets

Current assets                     $ 3,024.7   $ 2,579.8   $ 2,052.8
Noncurrent assets                    12,043.4    8,746.4     8,016.7
Current liabilities                  1,079.8     834.9       753.5
Noncurrent liabilities               2,939.8     2,559.1     2,157.5
Shareowners' equity                  11,048.5    7,932.2     7,158.5

Income Statements

Operating revenues                 $ 5,842.6   $ 5,267.2   $ 4,787.9
Operating income                     2,485.1     2,201.3     2,078.0
Net income                           1,572.2     1,927.6     1,844.3

     Such public information is based on Mexican generally accepted accounting principles and is adjusted to recognize the effects of inflation, including restatement of 1993 and 1992 financial information for the 1994 inflation effect. Translation to U.S. dollars was computed using the reported December 31, 1994 exchange rate of 5.0 pesos per dollar.

     Telmex also reported in such filings a reconciliation to U.S. generally accepted accounting principles (GAAP) which decreased shareowners' equity of Telmex at December 31, 1994, 1993 and 1992 by approximately $1,678, $1,051 and $1,192, respectively, and increased (decreased) net income for the 12 months ended December 31, 1994, 1993 and 1992, by approximately $196, $(127) and
     $(109), respectively.

     Earnings reported by Telmex are not directly comparable to SBC's equity in net income of Telmex, which is based on U.S. GAAP, includes adjustments made pursuant to the purchase method of accounting and does not recognize the effects of inflation.

4.   Debt
     Long-term debt, including interest rates and maturities, is summarized as follows at December 31:

                                            1994             1993
Telephone Company debentures
   4.50%-5.88% 1995-2006                  $   700.0          $   700.0
   6.12%-6.88% 2000-2024                    1,050.0            1,050.0
   7.00%-7.75% 1994-2025                    1,200.0            1,400.0
   8.25%-8.30% 1996-2017                      650.0              650.0
                                            3,600.0            3,800.0

Unamortized discount-net of premium          (31.2)             (34.2)
Total Telephone Company debentures          3,568.8            3,765.8

Telephone Company notes
   5.04%-7.35% 1994-2010                    815.9              900.0
Unamortized discount                        (5.2)              (4.8)
Total Telephone Company notes               810.7              895.2

Other notes
   4.28%-6.95% 1994-2000                    607.8              191.5
   7.00%-9.00% 1994-2004                    888.0              736.1

                                            1,495.8            927.6

Unamortized discount                        (24.6)             -

Total other notes                           1,471.2            927.6

Guaranteed obligations of employee stock
 ownership plans #
   8.41%-9.40% 1994-2000                    308.4              354.3
Capitalized leases                          9.3                11.7
Total long-term debt, including current     6,168.4            5,954.6
 maturities
Current maturities                          (320.1)            (495.2)

Total long-term debt                      $ 5,848.3        $   5,459.4
# See Note 7.

     SBC recorded an extraordinary loss on the refinancing of long-term debentures by the Telephone Company of $153.2 in 1993, net of related income tax benefits of $92.2. At December 31, 1994, the aggregate principal amounts of long-term debt scheduled for repayment for the years 1995 through 1999 were $320.1, $423.2, $705.7, $299.5 and $442.9, respectively. As of December 31, 1994, SBC was in compliance with all covenants and conditions of instruments governing its debt.

     Debt maturing within one year consists of the following at
     December 31:
                                             1994       1993
Commercial paper                         $ 1,348.5    $ 890.5
Current maturities of long-term debt         320.1      495.2

Total                                      $ 1,668.6  $ 1,385.7

     The weighted average interest rate on commercial paper debt at December 31, 1994 and 1993 was 5.9% and 3.3%, respectively. SBC has entered into agreements with several banks for lines of credit totaling $1,020.0. All of these agreements may be used to support commercial paper borrowings. The majority of these lines are on a negotiated fee basis with interest rates negotiable at time of borrowing. There were no borrowings outstanding under these lines of credit at December 31, 1994.

5.   Financial Instruments

     SBC does not have any financial instruments held or issued for trading purposes. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, other short-term investments and commercial paper debt approximate fair values. The carrying amounts and fair values of SBC's long-term debt, including current maturities, are summarized as follows at December 31:

                                        1994               1993
                                  Carrying    Fair  Carrying   Fair
                                   Amount    Value   Amount    Value

Telephone Company debentures     $3,568.8    $3,169.3 $3,765.8  $3,830.8
Telephone Company notes             810.7       730.2    895.2     915.1
Other notes                       1,471.2     1,450.9    927.6     983.6
Guaranteed obligations of
  employee stock
  ownership plans                   308.4       321.0    354.3     398.5

     The fair value of SBC's long-term debt was based on quoted market prices, where available, or on discounted future cash flows using current interest rates.

6.   Income Taxes

     SBC adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109) effective January 1, 1993. In adopting Statement No. 109, SBC adjusted its net deferred income tax liability for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, computed based on provisions of the enacted tax law. Financial statements prior to January 1, 1993, have not been restated to apply the provisions of Statement No. 109. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to decrease net income for 1993 by $213.9 or $.36 per share, resulting primarily from the establishment of a deferred tax liability associated with certain prior acquisitions not related to the Telephone Company. The adoption of Statement
     No. 109 had no material effect on pre-tax income for 1993.

     As a result of implementing Statement No. 109, the Telephone Company recorded a $431.4 net reduction in its deferred tax liability. This reduction was substantially offset by the establishment of a net regulatory liability in accordance with Statement No. 71, resulting in minimal effect on net income. The net regulatory liability recognizes the differences between the recording of income taxes for financial reporting purposes and recovery of those taxes through telephone service rates. Amounts comprising the net liability will be amortized over the regulatory lives of the associated assets. Future regulatory proceedings may affect the period in which these amounts are recognized in net income.

     Significant components of SBC's deferred tax liabilities and assets are as follows at December 31:


                                                 1994          1993
Depreciation and amortization                $ 3,739.1    $ 3,439.1
Employee benefits                                 38.8        131.9
Other                                            295.4        423.1

Gross deferred tax liabilities                 4,073.3      3,994.1

Employee benefits                              1,304.5      1,281.6
Unamortized investment tax credits               134.8        156.9
Other                                            561.0        462.7

Gross deferred tax assets                      2,000.3      1,901.2

Deferred tax assets valuation allowance           66.0         70.0

Net deferred tax liabilities                 $ 2,139.0    $ 2,162.9




     The components of income tax expense are as follows:

                                        1994           1993    1992
Federal
   Current                          $   866.8     $  727.3    $ 560.4
   Deferred--net                        (122.2)      (110.8)    0.7
   Amortization of investment tax       (60.6)       (65.8)     (72.9)
    credits
                                        684.0        550.7      488.2

State and local
   Current                              102.9        87.3       61.1
   Deferred--net                        (1.8)        (13.0)     18.7
                                        101.1        74.3       79.8

Total                               $   785.1     $  625.0    $ 568.0


     The components of deferred federal income tax expense for 1992 as recorded prior to the adoption of Statement No. 109 were as follows:


                                                           1992

Depreciation and amortization                          $ 29.6
Employee benefits                                        (93.7)
Undistributed earnings from investments in equity        60.7
 affiliates
Other--net                                               4.1

Total                                                  $ 0.7

     A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35% for 1994 and 1993, 34% for 1992) to income before income taxes, extraordinary loss and cumulative effect of changes in accounting principles is as follows:

                                           1994       1993      1992

Taxes computed at federal statutory    $   851.8  $   721.1 $  635.7
 rate

Increases (decreases) in taxes
resulting from:
  Amortization of investment tax          (60.6)     (65.8)    (72.9)
   credits over the life of the
   plant that gave rise to the credits
  Excess deferred taxes due to rate       (34.6)     (43.2)    (74.3)
   change
  Depreciation of telephone plant          18.3       22.5     21.7
   construction costs  previously
   deducted for tax purposes--net
  State and local income taxes--net        65.7       48.3     52.7
   of federal tax benefit
  Other--net                              (55.5)     (57.9)    5.1

Total                                  $   785.1  $   625.0 $  568.0


7.   Employee Benefits

     Pensions - Substantially all employees of SBC are covered by noncontributory pension and death benefit plans. The pension benefit formula used in the determination of pension cost is based on a flat dollar amount per year of service according to job classification for nonmanagement employees, and a stated percentage of adjusted career income for management employees.

     SBC's objective in funding the plans, in combination with the standards of the Employee Retirement Income Security Act of 1974 (as amended), is to accumulate funds sufficient to meet its benefit obligations to employees upon their retirement. Contributions to the plans are made to a trust for the benefit of plan participants. Plan assets consist primarily of stocks, U.S. government and domestic corporate bonds and real estate.

     Net pension cost is composed of the following:

                                       1994         1993          1992

Service cost--benefits earned       $  157.0      $ 131.1       $ 126.5
  during the period
Interest cost on projected benefit     463.8        428.3         399.5
  obligation
Actual return on plan assets           149.3     (1,019.9)        (312.0)
Other--net                            (670.4)       498.7         (139.8)
Net pension cost                    $   99.7       $ 38.2         $ 74.2

     The following table sets forth the pension plans' funded status and amounts recognized as other assets in SBC's Consolidated
     Balance Sheets at December 31:


                                               1994        1993
Fair value of plan assets                    $ 6,877.2   $ 7,507.9
Less: Actuarial present value of projected     6,600.3     6,319.5
  benefit obligation
Plan assets in excess of projected benefit     276.9       1,188.4
  obligation

Unrecognized prior service cost                976.0       785.5
Unrecognized net gain                          (450.4)     (867.4)
Unamortized transition asset                   (768.0)     (849.3)

Prepaid pension cost                         $ 34.5      $ 257.2

     Significant assumptions used in developing pension information include:

                                            1994    1993      1992

Assumed discount rate for determining     7.5%     7.25%     7.5%
  projected benefit obligation
Assumed long-term rate of return on plan  8.0%     8.0%      8.0%
  assets
Assumed composite rate of compensation    4.6%     4.6%      4.6%
  increase

     The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

     The actuarial estimate of the accumulated benefit obligation does not include assumptions about future compensation levels. The accumulated benefit obligation as of December 31, 1994, was $5,807.7, of which $5,128.5 was vested. At December 31, 1993, these amounts were $5,815.0 and $5,197.8, respectively.

     In December 1994 and 1993, under the provisions of Section 420 of the Internal Revenue Code, SBC transferred $121.8 and $123.9, respectively, in pension assets to a health care benefit account for the reimbursement of retiree health care benefits paid by SBC.

     Supplemental Retirement Plans - SBC also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. The plans allow employees to defer and invest portions of their current compensation for later payment, and SBC matches a percentage of the compensation deferral according to thresholds specified in the plans. Expenses related to these plans were $67.7, $66.8 and $63.1 in 1994, 1993 and 1992, respectively. Liabilities of $509.9 and $483.4 related to these plans have been included in other noncurrent liabilities in SBC's Consolidated Balance Sheets at December 31, 1994 and 1993, respectively.

     Voluntary Retirement Program - As a result of a March 1992 agreement with the Communications Workers of America, the Telephone Company offered a limited early retirement plan to designated nonmanagement employees which included incentives affecting service pension eligibility and amounts. Approximately 1,200 nonmanagement employees participated in this offer. The plan resulted in a charge to 1992 net income of approximately $24.

     Postretirement Benefits - SBC provides certain medical, dental and life insurance benefits to substantially all retired employees. Effective January 1, 1993, SBC adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement
     No. 106), which requires accrual of actuarially determined postretirement benefit costs as active employees earn these benefits. Prior to the adoption of Statement No. 106, SBC expensed retiree medical benefits when claims were incurred.

     In implementing Statement No. 106, SBC immediately recognized an accumulated obligation for postretirement benefits (transition obligation) in the amount of $2,861.2 and a related deferred income tax benefit of $1,013.4. The resulting charge to net income of $1,847.8, or $3.08 per share, is included in the cumulative effect of changes in accounting principles in the 1993 Consolidated Statement of Income.

     Most of the Telephone Company's state regulatory jurisdictions have addressed the adoption of Statement No. 106 for ratemaking purposes, recognizing all or a portion of accrued expenses, with some funding requirements. The FCC has allowed increases to the interstate price caps for all postretirement benefit expenses, including the transition obligation, subject to further proceedings. Because of the uncertainty surrounding the interstate treatment and the conditional nature of the intrastate recovery, the Telephone Company does not meet the requirements to establish a regulatory asset in accordance with Statement No. 71.

    Postretirement benefit cost is composed of the following:

                                                 1994        1993

Service cost--benefits earned during the   $ 49.0            $ 48.1
 period

Interest cost on accumulated
 postretirement benefit obligation (APBO)     224.5             231.6

Actual return on assets                      (15.6)            (28.2)

Other--net                                   (24.3)            (3.6)

Postretirement benefit cost                $ 233.6           $ 247.9

     Expense recognized under the claims incurred method for providing postretirement benefits was $104.9 for 1992 and would have been approximately $129.5 for 1993.

     In connection with 1992 collective bargaining agreements, SBC established collectively bargained Voluntary Employee Beneficiary Association (CBVEBA) trusts to fund postretirement benefits. During 1994 and 1993, SBC contributed $133.6 and $135.5, respectively, into the CBVEBA trusts to be ultimately used for the payment of postretirement benefits. SBC also funds postretirement life insurance benefits at an actuarially determined rate. Assets consist principally of stocks and U.S. government and corporate bonds.
     The following table sets forth the plans' funded status and the amount included in SBC's Consolidated Balance Sheets at December 31:

                                                1994         1993
Retirees                                    $ 1,873.4     $ 1,952.8
Fully eligible active plan participants       273.2         261.4
Other active plan participants                938.0         886.3

Total APBO                                    3,084.6       3,100.5
Less:  Fair value of plan assets              580.8         442.5
APBO in excess of plan assets                 2,503.8       2,658.0
Unrecognized net gain                         263.5         134.8
Accrued postretirement benefit obligation   $ 2,767.3     $ 2,792.8

     The fair value of plan assets includes assets relating to life insurance benefits of $298.8 and $296.6 at December 31, 1994 and 1993, respectively. At December 31, 1994 and 1993, the prepaid life insurance benefits included in the accrued postretirement benefit obligation were $26.8 and $31.1, respectively.

     Significant assumptions used in developing the APBO information include:
                                                  1994     1993
Assumed discount rate                            7.5%    7.25%
Assumed long-term rate of return on plan assets  8.0%    8.0%
Assumed composite rate of compensation increase  4.6%    4.6%

     The assumed medical cost trend rate in 1995 is 10.0%, decreasing gradually to 5.5% in 2004, prior to adjustment for cost-sharing provisions of the plan for active and certain recently retired employees. The assumed dental cost rate in 1995 is 6.75%, reducing to 5.0% in 2002. The discount rate used in determining the postretirement benefit cost for 1993 was 7.5%. Raising the annual medical and dental cost trend rates by one percentage point increases the APBO as of December 31, 1994 by $208.1 and the net periodic postretirement benefit cost for the year ended December 31, 1994 by approximately $17.7.

     Postemployment Benefits - Under its benefit plans, SBC provides employees varying levels of disability pay, workers' compensation and medical benefits under specified circumstances. Effective January 1, 1993, SBC adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112). Statement No. 112 requires accrual of these postemployment benefits at the occurrence of an event that renders an employee inactive or, if the benefits ratably vest, over the vesting period. These expenses were previously recognized as the claims were incurred. A charge to net income of $65.5, or $.11 per share, after a deferred tax benefit of $36.1, is included in the cumulative effect of changes in accounting principles in the 1993 Consolidated Statement of Income. Statement No. 112 has not materially affected postemployment benefit expense.

     Employee Stock Ownership Plans - SBC maintains contributory savings plans which cover substantially all employees. Under the savings plans, SBC matches a stated percentage of eligible employee contributions, subject to a specified ceiling.

     SBC has two leveraged Employee Stock Ownership Plans (ESOPs) as part of the existing savings plans. The ESOPs were funded with notes issued by the savings plans, the proceeds of which were used to purchase shares of SBC's common stock in the open market. The notes are unconditionally guaranteed by SBC and will be repaid with SBC contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs.

     Since 1990, SBC's match of employee contributions to the savings plans has been fulfilled with shares of stock allocated from the ESOPs and with purchases of SBC's stock in the open market. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees' accounts. Both benefit cost and interest expense on the notes are reduced by dividends on SBC's shares held by the ESOPs and interest earned on the ESOPs' funds.

     Information related to the ESOPs and the savings plans is
     summarized below:
                                         1994         1993      1992
Benefit expense - net of dividends   $ 25.9       $  29.0      $ 27.7
 and interest income
Interest expense - net of dividends    17.1          19.9        22.6
 and interest income
Net ESOP expense                       43.0          48.9        50.3

Additional savings plans stock         (0.5)         0.5         4.7
 purchases
Total expense                        $ 42.5       $  49.4      $ 55.0

Company contributions for ESOPs      $ 39.8       $  50.3      $ 50.4

Dividends and interest income for    $ 27.1       $  26.3      $ 26.0
debt service

SBC shares held by the ESOPs (in millions) is summarized as follows at December 31:

                                                1994       1993
Unallocated                                    9.5       11.1
Committed to be allocated                      0.1       0.3
Allocated to participants                      8.8       7.3
Total                                          18.4      18.7

8.   Stock Option Plans

     Under various plans, SBC is authorized to issue to senior and middle management employees up to 28.5 million options to purchase shares of SBC's common stock. Options become exercisable in periods of one year to three years after the date of grant and expire ten years after the date of grant. All options issued through December 31, 1994 have been issued with exercise prices equal to the market price of the stock at the date of grant.

     Information related to outstanding options is summarized below:

                                                         Weighted
                                         Number of   Average Exercise
                                          Options    Price Per Option
Outstanding December 31, 1991           438,634      $27.00
Granted                                 5,192,742    32.73
Exercised                               (24,782)     27.00
Cancelled                               (23,648)     32.36

Outstanding December 31, 1992           5,582,946    $32.31
Granted                                 5,062,285    40.25
Exercised                               (368,053)    30.72
Cancelled                               (482,513)    35.89

Outstanding December 31, 1993           9,794,665    $36.30
Granted                                 5,226,551    41.71
Exercised                               (386,331)    31.34
Cancelled                               (498,315)    38.09

Outstanding December 31, 1994           14,136,570   $38.37

          Options to purchase 5,352,273 shares of SBC stock were exercisable at December 31, 1994.

9.   Shareowners' Equity

     Common Stock Split - In 1993, the Board of Directors of SBC (Board) declared a two-for-one stock split effected in the form of a stock dividend on shares of SBC's common stock to holders of record on May 7, 1993. SBC issued 300,889,089 additional shares of common stock in connection with the stock split and retained the current par value of $1.00 per share for all outstanding shares of common stock. An amount equal to the aggregate par value of the additional shares of common stock issued was transferred from capital in excess of par value to common shares. Weighted average common share amounts for periods prior to May 25, 1993 have been restated to reflect the effects of the stock split.

     Share Repurchases - From time to time SBC repurchases shares of common stock to distribute, or to offset shares distributed, through its employee benefit plans and the Southwestern Bell Corporation Dividend Reinvestment Plan, or in connection with certain acquisitions. In addition, the Board has authorized the repurchase of up to 30 million shares of SBC's outstanding common stock. As of December 31, 1994, no shares had been repurchased pursuant to this authorization.

     Guaranteed Obligations of Employee Stock Ownership Plans - SBC's guarantee of the ESOPs notes issued by the savings plans (see
     Note 7) is presented as a reduction to shareowners' equity and an increase in long-term debt. The amount of debt guaranteed decreases as the notes are repaid.

     Shareowners' Rights Plan - In 1989, SBC adopted the Shareowners' Rights Plan (Plan). The Plan becomes operative in certain events involving the acquisition of 20% or more of SBC's common stock by any person or group in a transaction not approved by the Board, or the designation by the Board of a person or group owning more than 10% of the outstanding stock as an adverse person, as provided in the Plan. Upon the occurrence of these events, each right, unless redeemed by the Board, generally entitles the holder (other than the holder triggering the right) to purchase an amount of common stock of SBC (or, in certain circumstances, of the potential acquiror) having a value equal to two times the exercise price of $160. The rights expire in January 1999.

     The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire SBC on terms not approved by the Board.

     The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed.

10.  Acquisitions

     SBC completed several acquisitions of communications properties during 1994. In January, SBC purchased two cable television systems located in Montgomery County, Maryland, and Arlington County, Virginia, for $650. In December, SBC acquired the domestic cellular business of Associated Communications Corporation (Associated) for $705, including cellular systems in Buffalo, Rochester, Albany and Glens Falls, New York. In addition, during the second quarter of 1994, SBC purchased smaller cellular systems in Syracuse, Utica and Ithaca, New York, which are adjacent to the Associated properties.

     In October 1994, SBC formed a strategic alliance with Compagnie Generale des Eaux (CGE), a French diversified public company. In December 1994, SBC invested $615 through this alliance to acquire an indirect 10% ownership of Societe Francaise du Radiotelephone S.A. (SFR), a French national cellular company, and minority ownership interests in other communications businesses controlled by CGE. This investment is accounted for under the equity method of accounting. As part of this alliance, CGE is expected to invest $247 to attain a 10% interest in SBC's Washington-Baltimore wireless operations. This investment is expected to occur during the first half of 1995.

     In April 1994, SBC terminated plans to form a $4.9 billion cable television partnership with Cox in the United States.

     In addition to payments shown in the Consolidated Statements of Cash Flows, the above acquisitions were also financed through the issuance of 16.1 million new and treasury shares, valued at approximately $660, and the issuance of approximately $360 of long-term debt. All of the acquisitions were accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired will be amortized over periods not to exceed 40 years. Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

     The above developments did not have a significant impact on consolidated results of operations for 1994 and 1993, nor would they had the acquisitions occurred on January 1 of the respective periods.

11.  Additional Financial Information

                                                    December 31,
Balance Sheets                                  1994         1993
Accounts payable and accrued
liabilities
 Accounts payable                             $ 1,001.7    $ 893.1
 Accrued taxes                                  566.7        554.5
 Advance billing and customer                   315.2        278.6
  deposits
 Compensated future absences                    191.6        202.7
 Accrued interest                               129.7        130.9
 Accrued payroll                                119.0        117.7
 Other                                          957.5        698.7

Total                                         $ 3,281.4    $ 2,876.2


Statements of Income                 1994       1993         1992

Interest expense
 Long-term debt                    $ 401.2    $ 448.0      $ 476.7
 Notes payable                       57.2       36.8         50.1
 Other                               21.8       11.4         3.2
Total                              $ 480.2    $ 496.2      $ 530.0

Allowance for funds used during    $ 19.3     $ 21.5       $ 30.7
 construction

Statements of Cash Flows             1994       1993         1992
Cash paid during the year for:
 Interest                          $ 481.4    $ 502.0      $ 538.4
 Income taxes                      $ 927.9    $ 592.3      $ 605.9

     Approximately 10% in 1994, and 12% in 1993 and 1992, of SBC's consolidated revenues were from services provided to AT&T Corp. No other customer accounted for more than 10% of consolidated revenues.


12.  Quarterly Financial Information (Unaudited)


                                                                 Stock Price
           Total                            Earnings per
Calendar Operating  Operating  Net Income   Common Share       ------------------------
Quarter   Revenues   Income      (Loss)                        High       Low     Close
1994
First  $  2,646.2    $ 598.4    $  357.7          $ 0.59     $ 42.000  $ 36.750  $ 40.375
Second    2,764.6      653.8       385.5            0.64       44.375    38.500    43.500
Third     3,000.1      770.4       480.8            0.80       44.250    40.250    42.500
Fourth    3,207.6      767.7       424.7            0.71       43.125    39.250    40.375
Annual $  11,618.5   $ 2,790.3  $  1,648.7        $ 2.74

1993
First  $  2,457.8    $ 520.7    $  (1,914.1)#     $ (3.19)#  $ 39.063  $ 34.188 $  39.063
Second    2,539.3      574.9       294.4 #          0.49 #     40.750    37.000    38.750
Third     2,795.1      655.3       388.6 #          0.65 #     47.000    38.625    43.000
Fourth    2,898.1      628.7       385.9            0.64       45.250    39.625    41.500
Annual $  10,690.3   $ 2,379.6  $  (845.2)        $ (1.41)

# Includes extraordinary losses of $89.4 or $.15 per share, $43.6 or $.07 per share and $20.2 or $.03 per share for the first, second and third quarters of 1993, respectively. The first quarter of 1993 also includes a charge of $2,127.2 or $3.55 per share for cumulative effect of changes in accounting principles.



Stock Data

Trading: SBC is listed on the New York, Chicago and Pacific stock exchanges, as well as international exchanges in London, Zurich, Geneva and Basel.

Ticker symbol (NYSE): SBC

The above information appears on the back cover of the printed
Annual Report.



                            APPENDIX


All page numbers referenced in this Exhibit and the Form 10-K relate to the printed Annual Report. The order of the sections is as they appear in the printed Annual Report. The colored graphs and related footnotes that appear in the printed document are approximately 1-1/2 inches by 3-1/2 inches. Information on the number of shareowners is contained in the "1994 Financial Highlights-Number of Shareowners" line on page 1. The Stock Data section appears on the back cover.


The section titled "Selected Financial and Operating Data" (shown on pages 22 and 23), details 11 year financial information for the Corporation. In the printed document, the information is spread horizontally across two pages with just one set of headings on page
22. Due to constraints in the EDGAR system for page width, the EDGAR version contains three sets of headings.


The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appears on pages 24-32. The text of this section appears in two columns.


A bar graph titled "Income Before Extraordinary Loss and Accounting Changes (dollars in billions)" appears in the right column on page 24 and to the right side of the subsection titled "Results of Operations - Summary". The graph shows Income Before Extraordinary Loss and
Accounting Changes for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1990      1.10
     1991      1.16
     1992      1.30
     1993      1.44
     1994      1.65

The following footnote appears at the base of the graph: SBC had double-digit percentage earnings growth for the third consecutive year in 1994.

A stacked bar graph titled "Local Service (dollars in billions)" appears in the left column on page 25 and to the right of the subsection titled "Local Service". The graph shows local service revenues by categories for the past five years. Listed below are the plot points:

          Year      Total     Wireless  Landline

          1990      3.9        0.5      3.4
          1991      4.2        0.7      3.5
          1992      4.7        1.0      3.7
          1993      5.2        1.3      3.9
          1994      5.8        1.8      4.0

The following footnote appears at the base of the graph: Wireless local service revenues have more than tripled in the last five years.


A stacked bar graph titled "Distribution of Revenues (dollars in billions)" appears in the right column on page 26 and to the right side of the subsection titled "Other". The graph shows various categories of revenue distribution for the past five years.
The actual figures are listed on the graph. Listed below are the plot points by category:

Year   Total   Local    Network   Long-      Directory    Other
               service  access    distance   advertising

1990   9.1     3.9      2.6       1.1        0.8          0.7
1991   9.3     4.2      2.4       1.0        0.9          0.8
1992   10.0    4.7      2.5       1.0        0.9          0.9
1993   10.7    5.2      2.7       1.0        0.9          0.9
1994   11.6    5.8      2.9       0.9        0.9          1.1


The following footnote appears at the base of the graph: Revenues grew at a compound annual growth rate of 6.3% from 1990 to 1994.

A stacked bar graph titled "Distribution of Expenses (dollars in billions)" appears in the right column on page 26 and to the right side of the subsection titled "Selling, General and Administrataive". The graph shows the categories of expenses for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

Year   Total   Cost of   Selling,         Depreciation
               services  general and      and
               and       administrative   amortization
               products

1990   7.1     3.2       2.2              1.7
1991   7.2     3.1       2.3              1.8
1992   7.8     3.4       2.6              1.8
1993   8.3     3.4       2.9              2.0
1994   8.8     3.8       3.0              2.0


The following footnote appears at the base of the graph: Operating expenses increased at a compound annual rate of 5.7% from 1990 to 1994.


In the section titled "Operating Environment and Trends of the Business", on pages 27 and 28 icons (approximately one inch) of the states of Texas, Missouri and Oklahoma appear to the right side of the subsections of the respective state discussion.


A stacked bar graph titled "Access Lines (in millions)" appears in the left column on page 29 and to the right side of the subsection titled
"Domestic". The graph shows access lines in total and by state for the past five years. The actual figures are listed on the graph.
Listed below are the plot points:


     Year     Total   Texas   Missouri  Oklahoma  Kansas  Arkansas
     1990     12.0     6.9     2.0      1.3       1.1       0.7
     1991     12.3     7.1     2.1      1.3       1.1       0.7
     1992     12.7     7.3     2.1      1.4       1.1       0.8
     1993     13.1     7.6     2.2      1.4       1.1       0.8
     1994     13.6     7.9     2.2      1.4       1.2       0.9

The following footnote appears at the base of the graph: Nearly two-thirds of access line growth since 1990 has occurred in Texas.

In the subsection titled "International", on page 30 an icon
(approximately one inch) of the country of Mexico appears to the right side.

A bar graph titled "Capital Expenditures (dollars in billions)" appears in the right column on page 31 and to the left side of the section titled "Liquidity and Capital Resources" and the subsection titled "Capital Expenditures and Other Commitments". The graph shows Capital Expenditures for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1990      1.78
     1991      1.83
     1992      2.14
     1993      2.22
     1994      2.35

The following footnote appears at the base of the graph: Capital expenditures primarily reflect growth and modernization of networks at Mobile Systems and the Telephone Company.


A bar graph titled "Dividends per Share (dollars-adjusted for stock splits)" appears in the left column on page 32 and to the right side of the subsection titled "Dividends Declared". The graph shows Dividends for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1990      1.38
     1991      1.42
     1992      1.46
     1993      1.51
     1994      1.58

The following footnote appears at the base of the graph: Dividends per share increased 4.6% in 1994.