Form 10-K405, Exhibit 13
period 1995-12-31
SBC COMMUNICATIONS INC
filed 1996-03-12
CIK 732717



Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:                      1995           1994           1993           1992
Financial Data
Operating revenues (1)                                $    12,670    $    11,772    $    10,840    $    10,150
Operating expenses (1)                                $     9,633    $     9,010    $     8,480    $     7,953
Operating income (1)                                  $     3,037    $     2,762    $     2,360    $     2,197
Interest expense                                      $       515    $       480    $       496    $       530
Equity in net income of affiliates                    $       156    $       223    $       250    $       208
Income taxes                                          $       903    $       785    $       625    $       568
Income before extraordinary loss and cumulative
  effect of changes in accounting principles          $     1,889    $     1,649    $     1,435    $     1,302
Extraordinary loss, net of tax (2)                    $    (2,819)           -      $      (153)           -
Cumulative effect of accounting changes, net of tax           -              -      $    (2,127)           -
Net income (loss)                                     $      (930)   $     1,649    $      (845)   $     1,302
Earnings per common share:
Income before extraordinary loss and cumulative
  effect of changes in accounting principles          $      3.10    $      2.74    $      2.39    $      2.17
Extraordinary loss, net of tax (2)                          (4.63)           -            (0.25)           -
Cumulative effect of accounting changes, net of tax           -              -            (3.55)           -
Net income (loss)                                     $     (1.53)   $      2.74    $     (1.41)   $      2.17
Total assets                                          $    22,003    $    26,005    $    24,308    $    23,810
Long-term debt                                        $     5,672    $     5,848    $     5,459    $     5,716
Construction and capital expenditures                 $     2,336    $     2,350    $     2,221    $     2,144
Free cash flow (3)                                    $     1,685    $     1,616    $     1,220    $     1,470
Dividends declared per common share                   $      1.65    $      1.58    $      1.51    $      1.46
Book value per common share (4)                       $     10.27    $     13.72    $     12.61    $     15.47
Ratio of earnings to fixed charges                           5.81           5.41           4.51           3.96
Return on weighted average shareowners' equity (5)          24.18%         20.61%         19.29%         14.28%
Debt ratio (4)                                              54.03%         47.36%         47.49%         42.99%
Operating Data*
EBITDA (6)                                            $     5,207    $     4,800    $     4,367    $     4,040
Network access lines in service (000)                      14,223         13,612         13,145         12,724
Access minutes of use (000,000)                            53,681         48,430         44,203         41,235
Long-distance messages (000,000)                              988          1,018          1,012            974
Cellular customers (000)                                    3,659          2,992          2,049          1,413
Number of employees                                        59,300         58,800         58,400         59,500

*  Operating data may be periodically revised to reflect the most current information available.
1  Prior years have been restated to conform to the current year's classifications.
2  1995 Discontinuance of Regulatory Accounting; 1993 and 1991 Early Extinguishment of Debt.
3  Free cash flow is net cash provided by operating activities less construction and capital expenditures.
4  Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
5  Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
6  EBITDA is earnings before interest, taxes, depreciation and amortization (operating income plus depreciation and amortization).  SBC considers EBITDA an important component in our economic value added systems as an indicator of the operational strength and performance of our businesses.  It is provided as supplemental information and is not intended to be a substitute for operating income, net income or net cash provided by operating activities as a measure of financial performance or liquidity.
7  Compound Annual Growth Rate from 1985 to 1995.




Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:                      1991           1990           1989           1988
Financial Data
operating revenues (1)                                $     9,460    $     9,241    $     8,825    $     8,569
Operating expenses (1)                                $     7,326    $     7,199    $     6,817    $     6,619
Operating income (1)                                  $     2,134    $     2,042    $     2,008    $     1,950
Interest expense                                      $       578    $       530    $       544    $       578
Equity in net income of affiliates                    $        95    $         6    $         6    $         8
Income taxes                                          $       488    $       440    $       387    $       350
Income before extraordinary loss and cumulative
  effect of changes in accounting principles          $     1,157    $     1,101    $     1,093    $     1,060
Extraordinary loss, net of tax (2)                    $       (81)           -              -              -
Cumulative effect of accounting changes, net of tax           -              -              -              -
Net income (loss)                                     $     1,076    $     1,101    $     1,093    $     1,060
Earnings per common share:
Income before extraordinary loss and cumulative
 effect of changes in accounting principles           $      1.93    $      1.83    $      1.82    $      1.76
Extraordinary loss, net of tax (2)                          (0.14)           -              -              -
Cumulative effect of accounting changes, net of tax           -              -              -              -
Net income (loss)                                     $      1.79    $      1.83    $      1.82    $      1.76
Total assets                                          $    23,179    $    22,196    $    21,161    $    20,985
Long-term debt                                        $     5,675    $     5,483    $     5,456    $     5,039
Construction and capital expenditures                 $     1,826    $     1,778    $     1,483    $     1,222
Free cash flow (3)                                    $     1,067    $       893    $     1,283    $     1,308
Dividends declared per common share                   $      1.42    $      1.38    $      1.30    $      1.24
Book value per common share (4)                       $     14.77    $     14.31    $     13.92    $     14.15
Ratio of earnings to fixed charges                           3.53           3.69           3.52           3.26
Return on weighted average shareowners' equity (5)          13.22%         12.92%         12.90%         12.69%
Debt ratio (4)                                              45.08%         43.97%         42.01%         41.42%
Operating Data*
EBITDA (6)                                            $     3,899    $     3,733    $     3,899    $     3,795
Network access lines in service (000)                      12,328         12,042         11,708         11,295
Access minutes of use (000,000)                            38,885         36,982         34,295         31,412
Long-distance messages (000,000)                              976            961            988            940
Cellular customers (000)                                      960            667            382            244
Number of employees                                        61,200         66,700         66,200         64,900


*  Operating data may be periodically revised to reflect the most current information available.
1  Prior years have been restated to conform to the current year's classifications.
2  1995 Discontinuance of Regulatory Accounting; 1993 and 1991 Early Extinguishment of Debt.
3  Free cash flow is net cash provided by operating activities less construction and capital expenditures.
4  Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
5  Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
6  EBITDA is earnings before interest, taxes, depreciation and amortization (operating income plus depreciation and amortization).  SBC considers EBITDA an important component in our economic value added systems as an indicator of the operational strength and performance of our businesses.  It is provided as supplemental information and is not intended to be a substitute for operating income, net income or net cash provided by operating activities as a measure of financial performance or liquidity.
7  Compound Annual Growth Rate from 1985 to 1995.




Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:                      1987           1986           1985         CAGR (7)
Financial Data
Operating revenues (1)                                $     8,222    $     8,122    $     8,048            4.6%
Operating expenses (1)                                $     6,146    $     5,925    $     5,925            5.0%
Operating income (1)                                  $     2,077    $     2,197    $     2,123            3.6%
Interest expense                                      $       532    $       543    $       542            -
Equity in net income of affiliates                    $         5    $         3            -              -
Income taxes                                          $       544    $       711    $       655            -
Income before extraordinary loss and cumulative
  effect of changes in accounting principles          $     1,047    $     1,023    $       996            6.6%
Extraordinary loss, net of tax (2)                            -              -              -              -
Cumulative effect of accounting changes, net of tax           -              -              -              -
Net income (loss)                                     $     1,047    $     1,023    $       996            -
Earnings per common share:
Income before extraordinary loss and cumulative
 effect of changes in accounting principles           $      1.74    $      1.71    $      1.67            6.4%
Extraordinary loss, net of tax (2)                            -              -              -              -
Cumulative effect of accounting changes, net of tax           -              -              -              -
Net income (loss)                                     $      1.74    $      1.71    $      1.67            -
Total assets                                          $    21,500    $    20,300    $    19,291            1.3%
Long-term debt                                        $     5,649    $     4,912    $     5,001            -
Construction and capital expenditures                 $     1,450    $     1,912    $     1,989            1.6%
Free cash flow (3)                                    $     1,028    $       659    $       209           23.2%
Dividends declared per common share                   $      1.16    $      1.07    $      1.00            5.1%
Book value per common share (4)                       $     13.63    $     13.04    $     12.38            -
Ratio of earnings to fixed charges                           3.72           3.91           3.78            -
Return on weighted average shareowners' equity (5)          12.98%         13.34%         13.71%           -
Debt ratio (4)                                              44.59%         43.43%         43.72%           -
Operating Data*
EBITDA (6)                                            $     3,753    $     3,623    $     3,426            4.3%
Network access lines in service (000)                      11,086         11,067         10,886            2.7%
Access minutes of use (000,000)                            30,114         28,034         26,623            -
Long-distance messages (000,000)                              873            831            797            -
Cellular customers (000)                                      155             41             35            -
Number of employees                                        67,100         67,500         71,400            -

*  Operating data may be periodically revised to reflect the most current information available.
1  Prior years have been restated to conform to the current year's classifications.
2  1995 Discontinuance of Regulatory Accounting; 1993 and 1991 Early Extinguishment of Debt.
3  Free cash flow is net cash provided by operating activities less construction and capital expenditures.
4  Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
5  Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
6  EBITDA is earnings before interest, taxes, depreciation and amortization (operating income plus depreciation and amortization).  SBC considers EBITDA an important component in our economic value added systems as an indicator of the operational strength and performance of our businesses.  It is provided as supplemental information and is not intended to be a substitute for operating income, net income or net cash provided by operating activities as a measure of financial performance or liquidity.
7  Compound Annual Growth Rate from 1985 to 1995.





Management's Discussion and Analysis of Financial Condition and
Results of Operations

Dollars in millions except per share amounts

SBC's subsidiaries and affiliates provide landline and wireless telecommunications services and equipment, directory advertising, publishing and cable TV services.


SBC Communications Inc. (SBC) is a holding company whose subsidiaries and affiliates operate predominantly in the communications services industry. SBC's subsidiaries and affiliates provide landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

SBC's largest subsidiary is Southwestern Bell Telephone Company (Telephone Company), which provides telecommunications services over approximately 14 million access lines in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area). The Telephone Company is subject to regulation by each of the state jurisdictions in which it operates and by the Federal Communications Commission (FCC). In 1995, the Telephone Company provided 71% of SBC's operating revenues.

In December 1994, SBC discontinued its printing operations, closing plants in Texas and Oklahoma. In December 1993, SBC sold
Metromedia Paging Services, Inc. (Paging), which provided paging services.

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

Results of Operations

Summary

Financial results, including changes from the prior year, are summarized as follows:
                                                   Percent Change

                                                        1995    1994
                       1995       1994       1993       vs.     vs.
                                                        1994    1993

Operating revenues   $ 12,669.7  $ 11,771.8 $ 10,840.2  7.6%    8.6%


Operating expenses   $ 9,632.5   $ 9,009.5  $ 8,479.8   6.9%    6.2%

Income before
 extraordinary loss  $ 1,889.3   $ 1,648.7  $ 1,435.2  14.6%   14.9%
 and accounting
 changes

Extraordinary loss   $ (2,819.3)   -        $  (153.2)   -       -


Accounting changes     -          -        $ (2,127.2)  -        -


Net income (loss)    $ (930.0)  $ 1,648.7  $   (845.2)  -        -

SBC reported income before extraordinary loss and cumulative effect of changes in accounting principles of $1,889.3, $1,648.7 and $1,435.2 in 1995, 1994 and 1993, respectively. The corresponding earnings per common share for those years were $3.10, $2.74 and $2.39, respectively. In 1995, SBC recognized an extraordinary loss of $2,819.3, or $4.63 per share, from the discontinuance of regulatory accounting at the Telephone Company. As a result, net loss for 1995 was $930.0, or $1.53 per share.
In 1993, an extraordinary loss associated with early extinguishment of debt was $153.2, or $.25 per share. The adoption of financial accounting standards relating to postretirement benefits, postemployment benefits and income taxes resulted in one-time charges totaling $2,127.2, or $3.55 per share, in 1993. As a result, net loss for 1993 was $845.2, or $1.41 per share. Subsidiaries and affiliates other than the Telephone Company provided 41%, 35% and 29% of SBC's income before extraordinary loss and cumulative effect of changes in accounting principles in 1995, 1994 and 1993, respectively.

The primary factors contributing to the increase in income before extraordinary loss and cumulative effect of changes in accounting principles in 1995 were growth in demand for services and products at the Telephone Company and Southwestern Bell Mobile Systems, Inc. (Mobile Systems) and an after-tax gain of $111.5 associated with the merger of SBC's United Kingdom cable television operations into TeleWest P.L.C. (TeleWest). These factors were partially offset by an after-tax charge of $87.5 recorded in connection with SBC's strategic functional realignment.

The primary factors contributing to the increase in income before extraordinary loss and cumulative effect of changes in accounting principles in 1994 were growth in demand for services and products at Mobile Systems and the Telephone Company. These factors were partially offset by rate reductions at the Telephone Company and an increase in license fees paid by the Telephone Company for switching system software. Results for 1994 also reflect a $34 after-tax charge relating to the effect of the devaluation of the Mexican peso on the foreign currency denominated debt of SBC's equity affiliate, Telefonos de Mexico, S.A. de C.V. (Telmex).

Items affecting the comparison of the operating results between 1995 and 1994, and between 1994 and 1993, are discussed in the following sections.


Operating Revenues

Total operating revenues increased $897.9, or 7.6%, in 1995 and $931.6, or 8.6%, in 1994. Components of total operating revenues, including changes from the prior year, are as follows:

                                                       Percent
                                                       Change

                                                     1995  1994
                       1995      1994       1993      vs.   vs.
                                                     1994  1993
Local service
  Landline           $ 4,302.3  $ 4,039.1   $ 3,904.9   6.5%    3.4%
  Wireless             2,247.1    1,748.7     1,282.5   28.5   36.4

Network access
  Interstate           2,034.4    1,912.5     1,804.7    6.4    6.0
  Intrastate           1,032.3      944.5       880.7    9.3    7.2

Long-distance            840.5      917.1       977.3   (8.4)  (6.2)
service

Directory                953.1      946.8       869.0    0.7    9.0
advertising

Other                  1,260.0    1,263.1     1,121.1   (0.2)  12.7

                    $ 12,669.7  $11,771.8  $ 10,840.2    7.6%   8.6%



   Local Service Landline revenues increased in 1995 and 1994 due to increases in demand, including growth in the number of access lines of 4.5% and 3.6%, respectively. Nearly two-thirds of the access line growth occurred in Texas. Approximately 25% in 1995 and 18% in 1994 of access line growth was due to the sales of additional residential access lines. In 1995, increased demand for enhanced services, including Caller ID, also contributed to the increase in revenues. Previous rate orders, primarily in Texas and Missouri, reduced 1994 revenues by approximately $80.

   Wireless revenues increased in 1995 and 1994 due primarily to the growth in the number of cellular customers of 22.3% and 46.0% (36.8% increase excluding acquisitions), respectively. These increases were partially offset by declines in average revenue per customer of 3% in 1995 and 7% in 1994. Market penetration at the end of 1995, 1994 and 1993 was 9.0, 7.4 and 5.7 customers per 100 residents, respectively, in Mobile Systems' service areas.

   Network Access Interstate network access revenues increased in 1995 and 1994 due largely to increases in demand for access services. Growth in revenues from end user charges attributable to an increasing access line base also contributed to the increases in both years. The increase in 1995 was partially offset by rate reductions of approximately $65 under the FCC's revised price cap plan which became effective August 1, 1995. Revenues in 1994 reflect a retroactive billing adjustment that decreased interstate network access revenues slightly while increasing intrastate network access revenues.

   Intrastate network access revenues increased in 1995 and 1994, due primarily to increases in demand, including usage by alternative intraLATA toll carriers. Since 1994, revenues also reflect the partial replacement of the Texas pool settlement process with a system of primary toll carrier access charges. Under this system, charges paid to the Telephone Company by other intrastate carriers are recorded as intrastate network access revenues, while those paid by the Telephone Company are recorded as cost of services and products. These amounts were each approximately $40 in 1994 and did not materially affect operating income. Previously, only the net settlement pool payment or receipt was recognized as an adjustment to revenue. The retroactive billing adjustment noted in the preceding paragraph also slightly increased intrastate network access revenues in 1994. In addition, previous rate orders, primarily in Texas, reduced 1994 revenues by approximately $120.

   Long-Distance Service revenues decreased in 1995, reflecting the continuing trend of competition-related decreases in residential message volumes and the impact of optional calling plans and extended area service plans. Competition from interexchange carriers has continued to increase through advertising and usage of "10XXX" and "1-800" access numbers. The decrease in long-distance service revenues in 1995 was partially mitigated by higher network access revenues, as noted above, and the impact of extended area service plans. Long-distance service message volumes in 1994 were relatively unchanged from 1993, as the implementation of optional calling plans encouraged higher volumes which offset competition-related decreases in messages. These optional calling plans also lower the average revenue per message and, combined with rate decreases (primarily in Missouri), caused the decrease in 1994 long-distance service revenues.

   Directory Advertising revenues were relatively unchanged in 1995, reflecting the impact of increasing competition on yellow pages revenues. Revenues in 1994 reflect increased yellow pages revenues attributable to growth from product enhancements and increased use of color. Directory advertising revenues are expected to decline in 1996 as a result of SBC's agreement to sell its publishing contracts for GTE Corporation's service areas to GTE Directories.

   Other operating revenues in 1995 and 1994 reflect the increased demand for the Telephone Company's non-regulated services and products, including Caller ID equipment, computer network services and videoconferencing services. In 1995, this increase was offset by the decrease in equipment sales revenues at Mobile Systems resulting primarily from declining equipment prices. In 1994, increases in equipment sales, mainly at Mobile Systems, and the addition of cable television revenues resulting from the January 1994 acquisition of two systems from Hauser Communications, Inc. (Hauser) were partially offset by the absence of revenues associated with the sale of Paging in December 1993. Other operating revenues no longer include the provision for uncollectibles, which has been reclassified to selling, general and administrative expenses.


Operating Expenses

Total operating expenses increased $623.0, or 6.9%, in 1995 and $529.7, or 6.2%, in 1994. Components of total operating expenses, including changes from the prior year, are as follows:

                                                         Percent
                                                         Change

                                                       1995   1994
                        1995      1994      1993       vs.    vs.
                                                       1994   1993

Cost of services and  $ 3,805.9  $ 3,746.9  $ 3,387.6   1.6%  10.6%
products

Selling, general and    3,656.7    3,224.8    3,085.2  13.4    4.5
administrative

Depreciation and        2,169.9    2,037.8    2,007.0   6.5    1.5
amortization

                      $ 9,632.5  $ 9,009.5  $ 8,479.8   6.9%   6.2%


   Cost of Services and Products increased slightly in 1995 as demand-related increases for enhanced services at the Telephone Company and annual compensation increases were mostly offset by a decrease in switching system software license fees at the Telephone Company, decreased equipment costs at Mobile Systems and the absence of expenses associated with SBC's United Kingdom cable television operations, which were changed to the equity method of accounting in October 1994, as discussed in Other Business Matters. The increase in 1994 was due to increased demand for services and products at Mobile Systems and the Telephone Company, increases of approximately $100 in switching system software license fees at the Telephone Company, including fees related to enhanced services, and Texas primary toll carrier access charges noted in the discussion of intrastate network access revenues. These increases were partially offset by the absence of expenses associated with paging services and residential equipment sales operations sold in 1993.

   Selling, General and Administrative expenses increased in 1995 primarily due to growth in wireless operations and a $138.7 charge for costs associated with the strategic realignment discussed in Other Business Matters. Increased advertising and contracted services also contributed to the increase in 1995. The increase in 1994 was due primarily to growth in wireless operations and higher pension benefit expenses, partially offset by savings associated with 1993 force reductions. Additionally, expenses in 1993 included a $55.9 charge for the elimination of approximately 800 management positions in connection with a restructuring of operations at the Telephone Company.

   Depreciation and Amortization increased in 1995 due primarily to a growth in plant level and changes in plant composition, primarily at Mobile Systems and the Telephone Company, and, to a lesser extent, the effect of regulatory depreciation represcription.

   The increase in 1994 was due mainly to growth in wireless and cable television investment levels and changes in plant levels and composition at the Telephone Company. These increases were partially offset by the completion of accelerated regulatory amortization of certain analog equipment at the Telephone Company.

Interest Expense increased $34.9, or 7.3%, in 1995 due primarily to an increase in the average amount of debt outstanding to finance growth and acquisitions at Mobile Systems. Interest expense for 1995 also reflects debt issued for acquisitions in France and Chile. Interest expense decreased $16.0, or 3.2%, in 1994 due to lower interest rates on debt refinanced by the Telephone Company and the repayment of debt during 1993, partially offset by interest accrued on potential rate reductions.

Equity in Net Income of Affiliates decreased $66.9, or 30.0%, in 1995 due primarily to the impact of the decline in the value of the Mexican peso on SBC's earnings from its investment in Telmex. This includes reductions in the translated amount of U.S. dollar earnings from Telmex's operations and exchange losses on Telmex's non-peso denominated debt. Operational growth at Telmex from increases in access lines, cellular customers, and long-distance usage somewhat offset these declines. The 1995 decrease is also attributable to SBC's investment in France and to the inclusion of losses on SBC's United Kingdom cable television operations, which were accounted for under the equity method from October 1994 through September 1995.

The decrease of $26.6, or 10.7%, in 1994 was due mainly to exchange losses resulting from the devaluation of the Mexican peso in December 1994. Excluding this charge, the increase in 1994 was due primarily to higher earnings at Telmex resulting from overall growth, including increases in access lines and rate increases, offset partially by increases in wages and benefit expenses, and other operating expenses related to the rehabilitation and modernization of the telephone network.

SBC's investment in Telmex is recorded under U.S. generally accepted accounting principles, which exclude inflation adjustments and include adjustments for the purchase method of accounting. SBC's future earnings from Telmex will continue to be sensitive to changes in the value of the peso.

Other Income (Expense) - Net reflected increased income of $185.4 in 1995 and increased expenses of $17.7 in 1994. Income in 1995 reflects the gain from the merger of SBC's United Kingdom cable television operations into TeleWest, somewhat offset by expenses associated with the refinancing of long-term debt by the Telephone Company, as described in Note 11 and Note 5, respectively, to the financial statements. Expenses for 1994 reflect increases in contributions to the SBC Foundation. Expenses in 1993 include a nonrecurring charge for the write-off of analog cellular equipment, partially offset by the gain on the sale of paging operations.

Federal Income Tax expense increased $139.9, or 20.5%, in 1995 and $133.3, or 24.2%, in 1994, primarily due to higher income before income taxes. Additionally, 1995 expense is affected by a reduction in the amortization of investment tax credits resulting from the discontinuance of regulatory accounting, as described in
Note 2 to the financial statements.

Extraordinary Losses In 1995, SBC recorded an extraordinary loss of $2.8 billion from the discontinuance of regulatory accounting. The loss included a reduction in the net carrying value of telephone plant partially offset by the elimination of net regulatory liabilities of the Telephone Company. Management does not expect a significant increase in depreciation expense in the near future as a result of the discontinuance of regulatory accounting.

In 1993, the Telephone Company recorded extraordinary charges of $153.2, net of related tax benefits of $92.2, as a result of refinancing $2,100 of long-term debt.

Operating Environment and Trends of the Business

Regulatory Environment

The Telephone Company's telecommunications operations are subject to regulation by each of the five states in which it operates for intrastate services and by the FCC for interstate services. Each of the states and the FCC have adopted incentive regulation, in the form of price caps, to regulate prices for various services provided by the Telephone Company. The Telephone Company is permitted to establish and modify prices, not to exceed the price caps, subject to approval by the governing jurisdiction. Prices for other services not specifically covered by price caps are also subject to regulatory approval.

The states set intrastate price caps for various periods, depending upon the state. Price caps set by the FCC are adjusted annually for inflation, a productivity offset and certain other changes in costs. The productivity offset is a fixed percentage used to reduce price caps and is designed to encourage increased productivity.

Under the original FCC plan adopted in 1991, the Telephone Company applied a productivity offset of 3.3%, with sharing at various rates of return on investment. The FCC adopted revised price cap rules which became effective August 1, 1995. These revised rules required an initial reduction of 2.8% in price caps for the Telephone Company, based on its previous productivity offset. In addition, the new rules allowed a choice of three new productivity offsets, two of which provide for a sharing of profits with consumers above certain earnings levels. The Telephone Company elected a 5.3% productivity offset with no sharing. Other changes adopted by the FCC include changes to the Telephone Company's costs that may be used to adjust price caps (referred to as Exogenous Treatment), which, among other things, exclude the effects of the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The total effect of these changes in price cap regulation is expected to result in an annualized reduction in interstate access revenues of approximately $150. The Telephone Company has filed two separate judicial appeals of certain aspects of the FCC's price cap plan which are still pending.

The revised plan described above is an interim measure and should be revised again in 1996. The FCC is expected to conduct further proceedings to address various pricing and productivity issues, and to perform a broader review of price cap regulation in a competitive environment.

Following is a summary of significant state regulatory developments.

Texas In Texas, House Bill 2128 facilitating telecommunications reform was signed into law on May 26, 1995, effective
September 1, 1995. Following are major provisions of the new legislation.

The law allows the Telephone Company and other Local Exchange Carriers (LECs) to elect to move from rate of return regulation to price regulation, with elimination of earnings sharing. On September 1, 1995, the Telephone Company notified the Texas Public Utility Commission (TPUC) that it elected incentive regulation under the new law. Basic network service rates will be capped at existing levels for four years. Pricing flexibility is provided for other services according to their classification as "discretionary" (e.g., Call Waiting, Call Return, Integrated Services Digital Network (ISDN), 1 plus intraLATA toll, etc.) or "competitive" (e.g., WATS, 800 services, private lines, special access, etc.). The TPUC is prohibited from reducing switched access rates charged to interexchange carriers for a four-year period.

The law requires LECs electing price regulation to commit to network and infrastructure improvement goals, including expansion of digital switching and advanced high-speed services to qualifying public institutions such as schools, libraries and hospitals requesting the services. The law also establishes an infrastructure grant fund for use by public institutions in upgrading their communications and computer technology. The law provides for a fund that will assess a total of $150 annually on all telecommunications providers in Texas for a ten-year period, half of which would be paid by the cellular and wireless industry. The constitutionality of the law requiring the establishment of different assessment rates for the landline service providers and the cellular and wireless service providers was challenged in state district court by a number of paging and cellular phone companies. In January 1996, the court ruled that the law requiring two different rates was unconstitutional and ordered the lower rate be applied to both categories of service providers, which will result in less than a $150 annual assessment. Based on this order, SBC's total annual payment is currently estimated to be approximately $45. It is not yet known whether the state will challenge the court's ruling. Depending upon the final resolution of any subsequent state actions, SBC's annual payment could change.

The law establishes local exchange competition by allowing other providers of local exchange services to apply for certification by the TPUC, subject to certain build-out requirements, resale restrictions and minimum service requirements. The Telephone Company will remain the default carrier of 1 plus intraLATA toll traffic until all LECs are allowed to carry interLATA long-distance.

In January 1996, MCI Communications Corporation (MCI) sued the state of Texas, alleging that the law violates the Texas state constitution. MCI claims the law establishes anticompetitive barriers designed to prevent MCI, AT&T Corp. (AT&T) and Sprint Corporation (Sprint) from providing local services within Texas. Management is unable to predict the outcome of this proceeding.

More than 20 applications for competitive local service certification have been filed with the TPUC, and several have been approved. As a result, the Telephone Company expects competition to continue to develop for its local services, but the specific financial impacts of this legislation cannot be reasonably estimated until all required tariff filings are approved by the TPUC for the Telephone Company and other companies intending to provide local service.

Prior to September 1, 1995, the Telephone Company operated under an extension of a four-year incentive regulation agreement which ended in November 1994. Under its terms, the Telephone Company agreed to cap certain local rates, provide annual rate reductions and other benefits to customers in Texas, and upgrade the network at a cost of approximately $329. Rate reductions for 1994 and 1993 were $146 and $21, respectively. The agreement also provided an earnings-sharing mechanism designed to encourage efficiency and innovation by the Telephone Company. There was no sharing of 1993 revenues. Sharing amounts for the period ending November 1994 included earnings sharing credits of approximately $30 plus additional Lifeline Surplus credits for the four-year period of approximately $18. Sharing amounts for the period ending August 1995 have not been approved by the TPUC but are estimated to be approximately $20.

Missouri On September 7, 1995, in response to a legal challenge brought by interexchange carriers and the Missouri Cable TV Association, the Cole County Circuit Court (Circuit Court) overturned the August 1994 settlement agreement reached among the Telephone Company, the Missouri Public Service Commission (MPSC) and the Office of Public Counsel (OPC).

The settlement agreement had ended a legal dispute with the MPSC over a December 1993 order which had required rate reductions of $84.6 annually, beginning in 1994. Under the agreement, which would have continued in effect through December 31, 1998, the Telephone Company implemented annual rate reductions of $69.6, issued one-time credits to customers totaling $64, and committed to an average annual capital investment of $275, including $35 in special projects, during the term of the agreement. It also provided that the Telephone Company would not file a general rate case or increase basic local exchange service rates. There would be no sharing of earnings under the agreement. The MPSC and OPC agreed not to initiate any complaints regarding the Telephone Company's earnings prior to January 1, 1999.

The practical effect of the Circuit Court's decision is to eliminate the prospective commitments under the settlement agreement including the rate review moratorium and capital investment requirements. The decision has no immediate impact on the Telephone Company's current rates because they were approved by the MPSC in separate proceedings, which were not appealed.
The Telephone Company is continuing to fulfill the terms of the settlement agreement.

The MPSC and the Telephone Company appealed the Circuit Court's decision on October 12 and 13, 1995, respectively. These appeals are currently pending.

Oklahoma On October 30, 1995, the Oklahoma Corporation Commission (OCC) approved a settlement that resolved pending court appeals of a 1992 rate order. The settlement ended a dispute which began in 1989, when the OCC ordered an investigation into the reasonableness of the Telephone Company's intrastate rates. An order was issued in August 1992, requiring the Telephone Company to refund $148.4, representing revenues in excess of an 11.41% return on equity for the period April 1991 through the date of the final order. The order also called for prospective annual rate reductions of $100.6 effective September 1992, required an investment of $84 in network modernization over five years, and lowered the allowed return on equity from 14.25% to 12.20%.

Under the terms of the settlement, the Telephone Company paid a cash settlement of $170 to business and residential customers, and offered discounts with a retail value of $268 for certain Telephone Company services. Previously ordered rate reductions of $100.6 have been lowered to $84.4, of which $57.1 had already been implemented. The settlement allows the remaining $27.3 in rate reductions to be deferred, with approximately $8.9 becoming effective in 1996 and the remainder during 1997. The Telephone Company will continue a previously announced $84 network modernization plan for rural Oklahoma. The settlement also provides that no overearnings complaint can be filed against the Telephone Company until January 1, 1998. In addition, the OCC began exploring alternative forms of regulation.

Management anticipates that this settlement will not have a significant impact on earnings. The Telephone Company began accruing for the order in 1992, and the settlement and associated costs had been fully accrued as of the end of the third quarter of 1995.

Competition

Competition continues to expand in the telecommunications industry. Legislation and regulatory and court decisions have increased the number of alternative service providers offering telecommunications services. Technological advances have expanded the types and uses of services and products available. Accordingly, SBC faces increasing competition in significant portions of its business.

Domestic

Recent federal legislation will increase both competition and competitive opportunities for SBC. On February 8, 1996, the Telecommunications Act of 1996 (the Act) was enacted into law. The Act is intended to address various aspects of competition within, and regulation of, the telecommunications industry. The Act provides that all post-enactment conduct or activities which were subject to the consent decree issued at the time of AT&T's divestiture of the Regional Holding Companies (RHCs) are now subject to the provisions of the Act. Among other things, the Act also defines conditions SBC must comply with before being permitted to offer interLATA long-distance service and establishes certain terms and conditions intended to promote competition for the Telephone Company's local exchange services. SBC may immediately offer interLATA long-distance outside the five-state area and over its wireless network both inside and outside the five-state area. Before being permitted to offer landline interLATA long-distance service in the five-state area, SBC must obtain state and FCC approval of an interconnection agreement with a predominantly facilities-based competitor serving residential and business customers. The interconnection agreement must comply with the 14 point competitive checklist contained in the Act. If no competing provider within a state requests an interconnection agreement, the Telephone Company may receive interLATA authority from the FCC upon obtaining a state-approved statement of terms and conditions under which it will offer access and interconnection, which includes all items in the competitive checklist. The Act directs the FCC to establish rules and regulations to implement the Act, and to preempt specific state law provisions under certain circumstances. The Act also allows RHCs to provide cable services over their own networks, but sets limits on RHCs acquiring interests in cable television operations in their telephone service areas.

The passage of the Act potentially supersedes various court actions filed by SBC or to which SBC was a party. Among these court actions are a petition requesting the consent decree be vacated, a court order establishing conditions under which SBC could offer interLATA long-distance over its wireless network and a suit challenging the FCC's intention to require telephone companies to file applications with the FCC before they acquire or operate cable television systems in their telephone service areas.

The Telephone Company currently faces competition from various local service providers. Some of these providers have built fiber optic "rings" throughout large metropolitan areas to provide transport services (generally high-speed data) for large business customers and interexchange carriers. Also, an increasing number of high-usage customers, particularly large businesses, now bypass Telephone Company facilities by establishing alternative telecommunications links for voice and data, such as private network systems, shared tenant services or private branch exchange (PBX) systems (which are customer-owned and provide internal switching functions without use of Telephone Company central office facilities). The extent of the economic incentive to bypass the local exchange network depends upon local exchange prices, access charges, regulatory policy and other factors. End user charges ordered by the FCC are designed in part to mitigate the effect of system bypass.

The FCC adopted rules requiring large LECs, including the Telephone Company, to provide expanded interconnection to independent parties for provision of special access and switched access transport services. (Special access refers to a dedicated transmission path, used primarily by large business customers and long-distance carriers, which does not involve switching at the LEC central office. Switched access refers to the link between LECs' switching facilities and long-distance carriers' networks; switched access transport is one component of this service.) A July 1994 FCC order required that LECs provide equipment and establish a set of technical and pricing rules intended to position alternative providers as if their equipment were located in the central office (referred to as virtual collocation). Alternatively, the LEC could, at its discretion, allow alternative providers to physically collocate their equipment within its central office.

The current FCC collocation rules will be affected by the Act which requires incumbent LECs to provide physical collocation of equipment necessary for interconnection or access to unbundled network elements at the premises of the LEC. The Act allows the incumbent LEC to provide virtual collocation if the LEC demonstrates to state commissions that physical collocation is not practical for technical reasons or because of space limitations.

Competition exists and continues to intensify in the Telephone Company's intraLATA toll markets. Principal competitors are interexchange carriers, which are assigned an access code (e.g., "10XXX") used by their customers to route intraLATA calls through the interexchange carrier's network, and resellers, which sell toll services obtained at bulk rates.

Recently enacted and pending state regulatory and legislative proceedings also allow increased competition for local exchange services in the future. In Texas, the TPUC has granted several companies authority to provide local exchange services in areas within the Telephone Company's service territory. Hearings continue on additional applications. In Missouri, legislation that embraced most of the recommendations of a commission appointed by the Governor was proposed but not adopted in 1995. The legislation would have opened the Telephone Company's local exchange market to competition and ended earnings regulation for the Telephone Company, but also would have provided only limited pricing flexibility for its services. Similar legislation has been filed for the 1996 legislative session, and other proposals to permit basic local exchange competition and authorize price cap and other forms of incentive regulation are also expected to be introduced, but it is not known whether such legislation will be passed during 1996. Additionally, the MPSC has established a docket to investigate local competition issues. In Kansas, the Kansas Corporation Commission (KCC) has approved direct local telephone service competition in Kansas City, Kansas and, pursuant to a 1994 KCC order, Wichita, Kansas has local private line competition. In Kansas and Oklahoma, there are generic competition dockets pending which address competitive issues related to the provision and regulation of intrastate telecommunications services.

In 1993, the FCC adopted an order allocating radio spectrum and outlining the development of licenses for new personal communications services (PCS). PCS utilizes wireless telecommunications digital technology at a higher frequency radio spectrum than cellular. Like cellular, it is designed to permit access to a variety of communications services regardless of subscriber location. In a FCC auction, which concluded in March 1995, PCS licenses were awarded in 51 major markets. SBC acquired PCS licenses in the major trading areas (MTAs) of Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma. SBC is currently evaluating strategies to build out PCS in these areas. PCS licenses were awarded in 14 MTAs which overlap SBC wireless and landline markets. Companies granted licenses in these MTAs include subsidiaries and affiliates of AT&T, other RHCs and Sprint. The degree of competition which SBC will encounter from PCS providers will depend on the timing and extent of the build out of PCS services.

In the future, it is likely that additional competitors will emerge in the telecommunications industry. Cable television companies and electric utilities have expressed an interest in, or already are, providing telecommunications services. As a result of recent and prospective mergers and acquisitions within the industry, SBC may face competition from entities offering both cable and telephone services in the Telephone Company's operating territory. Interexchange carriers have also expressed interest in providing local service, either directly or through alternative wireless networks, and a number of major carriers have publicly announced their intent to provide local service in certain markets, some of which are in the Telephone Company's five-state area.

In 1994, SBC filed a lawsuit in the United States District Court in Dallas (Court), seeking to overturn provisions of the Cable Communications Policy Act of 1984, in order to provide video service in the Telephone Company's five-state area. In March 1995, the Court ruled in favor of SBC. In December 1995, SBC began offering video services to 1,800 customers in a consumer trial in Richardson, Texas. The advanced broadband network in Richardson is capable of delivering a variety of video and communications services. Alternatives for offering these services in other markets within the five-state area are being evaluated in connection with the Richardson trial.

SBC is aggressively representing its interests regarding competition before federal and state regulatory bodies, courts, Congress and state legislatures. SBC will continue to evaluate the increasingly competitive nature of its business and develop the appropriate regulatory, legislative and competitive solutions needed to respond effectively to competition.

International

Telmex was granted a concession in 1990 to continue as the sole provider of long-distance services in Mexico until August 1996. In 1995, the Mexican Senate and Chamber of Deputies passed legislation encompassing a series of rules for the introduction of competition into the Mexican long-distance market previously issued by the Mexican Secretary of Communication and Transportation. Those rules specified that there would be an unlimited number of long-distance concessions and that Telmex must provide 60 interconnection points by January 1, 1997, and more than 200 interconnection points by the year 2000. Several large competitors have announced their intention to compete with Telmex and have filed for licenses, including a joint venture between AT&T and Alfa, a Mexican consortium, and Avantel, S.A., a joint venture between MCI and Grupo Financiero Banamex-Accival, Mexico's largest financial group.

Other Business Matters

Acquisitions and Dispositions SBC made several acquisitions and dispositions in 1995, 1994 and 1993.

SBC's acquisitions of two cable television systems located in Montgomery County, Maryland, and Arlington County, Virginia, the domestic wireless business of Associated Communications Corporation, adjacent properties in New York state and indirect 10% ownership of a nationwide cellular company in France are described in Note 11 to the financial statements. In addition, the merger of SBC's United Kingdom cable television operations into TeleWest is described in Note 11 to the financial statements.

During 1995, SBC also purchased a wireless system serving Watertown, New York, and, as previously discussed, obtained at auction PCS licenses in Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma. SBC also made an equity investment in Chile, purchasing 40% of VTR S.A. (VTR), a privately owned telecommunications holding company, for $317. VTR provides local, long-distance, wireless and cable television services in Chile and is 51% owned by Grupo Luksic, a large Chilean conglomerate. Additionally, SBC made an equity investment in a South African wireless company.

In October 1994, SBC sold an additional 25% of its United Kingdom cable television operations to Cox Cable Communications. From October 1994 until the merger into TeleWest in 1995, SBC's United Kingdom cable television investment was accounted for under the equity method.

During 1993, SBC sold Paging, sold portions of its commercial printing operations, and entered into an agreement which exclusively licensed sales under its residential equipment trademark.

Except as discussed in Note 11 to the financial statements, none of these transactions had a material effect on SBC's financial results in 1995, 1994 or 1993, nor does management expect them to have a material effect on SBC's financial position or results of operations in 1996.

Strategic Realignment In July 1995, SBC announced a strategic realignment which will position the company to be a single-source provider of telecommunications services. All of SBC's operations within the five-state area will report to one management group, while international operations and domestic operations outside the five-state area will report to a separate management group.

In connection with this realignment of functions, in 1995 SBC recognized $138.7 in selling, general and administrative expenses. These expenses include postemployment benefits for approximately 2,400 employees arising from the consolidation of operations within the five-state area, streamlining support and administrative functions and integrating financial systems over the next 18 to 24 months. The charge reduced net income for 1995 by approximately $87.5.

Pending Litigation During 1995, the Telephone Company settled litigation with several Texas cities arising from the Telephone Company's alleged breach of certain ordinances relating to the Telephone Company's use of, and work activities in, streets and other public ways. The ordinances provide for the payment of a percentage of the gross receipts received by the Telephone Company from the provision of certain services within the cities. While the particular claims of the cities varied, they all alleged that the Telephone Company should have included revenues received from other services in calculating the compensation described in the ordinances. The settlement did not have a material impact on SBC's results of operations.

Liquidity and Capital Resources

Capital Expenditures and Other Commitments

To provide high-quality communications services to its customers, SBC, particularly the Telephone Company and Mobile Systems, must make significant investments in property, plant and equipment. The amount of capital investment is influenced by regulatory commitments and demand.

SBC's capital expenditures totaled $2,335.7, $2,350.2 and $2,221.1 for 1995, 1994 and 1993, respectively. In 1995,
Telephone Company and Mobile Systems expenditures increased 4.7% and 6.2%, respectively. The Telephone Company's increase in capital expenditures was due primarily to customer-contracted requirements, regulatory commitments, Advanced Intelligent Network (AIN) and ISDN projects. Mobile Systems expenditures increased due to continued growth, the acquisition of the New York properties and first year expenditures for PCS. The 1994 increase in capital expenditures was due primarily to growth at Mobile Systems, while expenditures at the Telephone Company were flat compared to 1993.

Funding provided by SBC to its United Kingdom cable television operations after September 1994 is not classified as capital expenditures, but appears in the Consolidated Statements of Cash Flows as investments in affiliates. Because these expenditures were included in consolidated capital expenditures prior to that time, this reported decrease offsets the increases at the Telephone Company and Mobile Systems, resulting in SBC's total reported 1995 capital expenditures being relatively unchanged compared to 1994.

In connection with the Texas legislation effective in September 1995, the Telephone Company committed to improve the network and infrastructure in Texas over a six-year period. Total capital expenditures under this commitment will vary based on actual demand of potential end users. The Telephone Company anticipates spending approximately $200 to $250 in 1996 associated with this commitment.

In 1994, the Telephone Company committed to make additional network upgrades estimated to cost approximately $435 in Missouri, Arkansas and Kansas over various periods ranging from two to four years. As of December 31, 1995, the Telephone
Company had invested $246 under these commitments.

In 1996, management expects capital spending in total, primarily at the Telephone Company, to be increased from 1995 levels, to between $2,600 and $2,800. Capital expenditures in 1996 will relate primarily to the continued evolution of the Telephone Company's network, including amounts agreed to under regulation plans, and continued build out of Mobile Systems' markets. SBC expects to fund ongoing capital expenditures with cash provided by operations.

Dividends Declared

Dividends declared by SBC totaled $1,004.4 ($1.65 per share) in 1995, $953.6 ($1.58 per share) in 1994 and $905.3 ($1.51 per share) in 1993. Management's dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities.

Cash, Lines of Credit and Cash Flows

SBC had $489.9 of cash and cash equivalents available at December 31, 1995. Commercial paper borrowings as of December 31, 1995, totaled $1,237.9. SBC has entered into agreements with several banks for lines of credit totaling $1,055.0, all of which may be used to support commercial paper borrowings. SBC had no borrowings outstanding under these lines of credit as of December 31, 1995.

During 1995, as in 1994 and 1993, SBC's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. In 1995, 1994 and 1993, cash provided by operating activities was reduced by the contribution of $151.0, $133.6 and $135.5, respectively, to the collectively bargained Voluntary Employee Beneficiary Association trusts for the future payment of postretirement benefits. Net cash provided by operating activities exceeded SBC's construction and capital expenditures during 1995, as in 1994 and 1993; this excess is referred to as free cash flow, a supplemental measure of liquidity. SBC generated free cash flow of $1,685.0, $1,616.4 and $1,219.7 in 1995, 1994 and 1993, respectively.

During 1995 and 1993, the Telephone Company refinanced long-term debt with aggregate principal amounts of $450 and $2,100, respectively. Since June 1991, the Telephone Company has refinanced $3,632 in long-term debt.

Total Capital

SBC's total capital consists of debt (long-term debt and debt maturing within one year) and shareowners' equity. Total capital decreased $2,264.9 in 1995 and increased in 1994 by $1,459.0.
The decrease in 1995 was due to the effects of the discontinuance of regulatory accounting. Absent this extraordinary charge, total capital increased by $554.4 in 1995 due primarily to the reinvestment of earnings, partially offset by foreign currency translation adjustments resulting from the decline in the value of the Mexican peso. The increase in 1994 was due to the reinvestment of earnings and the issuance of common stock and long-term debt in acquisitions, partially offset by the foreign currency translation adjustment resulting from the devaluation of the Mexican peso and the acquisition of treasury shares.

Debt Ratio

SBC's debt ratio (long-term debt and debt maturing within one year, as a percentage of total capital) was 54.0%, 47.4% and 47.5% at December 31, 1995, 1994 and 1993, respectively. The debt ratio is affected by the same factors that affect total capital. For 1995, the decrease in equity caused by the discontinuance of regulatory accounting increased the debt ratio by 9.2 percentage points.

Share Repurchases

See Note 10 to the financial statements.

Employee Stock Ownership Plans

See Note 8 to the financial statements.



Consolidated Statements of Income

Dollars in millions except per share amounts
                                                    1995      1994     1993
Operating Revenues
Local service                                  $ 6,549.4 $ 5,787.8 $5,187.4
Network access                                   3,066.7   2,857.0  2,685.4
Long-distance service                              840.5     917.1    977.3
Directory advertising                              953.1     946.8    869.0
Other                                            1,260.0   1,263.1  1,121.1
Total operating revenues                        12,669.7  11,771.8 10,840.2

Operating Expenses
Cost of services and products                    3,805.9   3,746.9  3,387.6
Selling, general and administrative              3,656.7   3,224.8  3,085.2
Depreciation and amortization                    2,169.9   2,037.8  2,007.0
Total operating expenses                         9,632.5   9,009.5  8,479.8
Operating Income                                 3,037.2   2,762.3  2,360.4

Other Income (Expense)
Interest expense                                  (515.1)   (480.2)  (496.2)
Equity in net income of affiliates                 156.2     223.1    249.7
Other income (expense) - net                       114.0     (71.4)   (53.7)
Total other income (expense)                      (244.9)   (328.5)  (300.2)
Income Before Income Taxes, Extraordinary Loss
 and Cumulative Effect of Changes in Accounting
 Principles                                      2,792.3   2,433.8  2,060.2

Income Taxes
Federal                                            823.9     684.0    550.7
State and local                                     79.1     101.1     74.3
Total income taxes                                 903.0     785.1    625.0
Income Before Extraordinary Loss and Cumulative
 Effect of Changes in Accounting Principles      1,889.3   1,648.7  1,435.2
Extraordinary Loss from Discontinuance of
 Regulatory Accounting, net of tax              (2,819.3)      -        -
Extraordinary Loss on Early Extinguishment
 of Debt, net of tax                                  -        -     (153.2)
Cumulative Effect of Changes in Accounting
 Principles, net of tax                               -        -   (2,127.2)
Net Income (Loss)                               $ (930.0) $1,648.7 $ (845.2)

Earnings Per Common Share:
Income Before Extraordinary Loss and Cumulative
 Effect of Changes in Accounting Principles     $   3.10  $   2.74 $   2.39
Extraordinary Losses                               (4.63)       -     (0.25)
Cumulative Effect of Changes in Accounting
 Principles, net of tax                               -         -     (3.55)
Net Income (Loss)                               $  (1.53) $   2.74 $  (1.41)
Weighted Average Number of Common
  Shares Outstanding (in millions)                 608.8     601.4    599.8

The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Balance Sheets

Dollars in millions except per share amounts
                                                           December 31,
                                                       1995         1994
Assets
Current Assets
Cash and cash equivalents                         $   489.9   $    364.6
Accounts receivable - net of allowances
 for uncollectibles of $134.0 and $130.4            2,389.2      2,204.6
Material and supplies                                 130.6        141.8
Prepaid expenses                                      156.8        162.0
Deferred charges                                      201.9        240.1
Deferred income taxes                                 -            180.7
Other                                                 311.0        199.5
Total current assets                                3,679.4      3,493.3
Property, Plant and Equipment - Net                12,988.3     17,316.6
Intangible Assets - Net of Accumulated
 Amortization of $547.7 and $427.6                  2,679.4      2,648.9
Investments in Equity Affiliates                    1,586.3      1,748.0
Other Assets                                        1,069.1        798.5
Total Assets                                      $22,002.5   $ 26,005.3

Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                     $ 1,679.5   $  1,668.6
Accounts payable and accrued liabilities            3,125.3      3,281.4
Dividends payable                                     251.4        240.8
Total current liabilities                           5,056.2      5,190.8
Long-Term Debt                                      5,672.3      5,848.3

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                 723.5      2,319.7
Postemployment benefit obligation                   2,735.7      2,707.2
Unamortized investment tax credits                    286.6        369.8
Other noncurrent liabilities                        1,272.4      1,213.9
Total deferred credits and other noncurrent
 liabilities                                        5,018.2      6,610.6

Shareowners' Equity
Preferred shares ($1 par value, 10,000,000
 authorized: none issued)                                -            -
Common shares ($1 par value, 1,100,000,000
 authorized: issued 620,483,301 at
 December 31, 1995 and 1994)                          620.5        620.5
Capital in excess of par value                      6,297.6      6,286.1
Retained earnings                                     672.4      2,593.5
Guaranteed obligations of employee stock
 ownership plans                                     (272.5)      (314.7)
Foreign currency translation adjustment              (580.9)      (366.5)
Treasury shares (11,122,981 at December 31, 1995
 and 11,401,628 at December 31, 1994, at cost)       (481.3)      (463.3)
Total shareowners' equity                           6,255.8      8,355.6
Total Liabilities and Shareowners' Equity         $22,002.5    $26,005.3

The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Statements of Cash Flows

Dollars in millions, increase (decrease) in cash and cash equivalents
                                                     1995      1994      1993
Operating Activities
Net income (loss)                               $  (930.0) $1,648.7 $  (845.2)
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
   Depreciation and amortization                  2,169.9   2,037.8   2,007.0
   Undistributed earnings from investments
    in equity affiliates                            (94.1)   (133.8)   (177.3)
   Provision for uncollectible accounts             178.3     153.3     149.9
   Amortization of investment tax credits           (42.3)    (60.6)    (65.8)
   Pensions and other postemployment expenses       138.2     201.6     148.8
   Deferred income taxes                            463.2    (124.0)   (123.8)
   Extraordinary loss, net of tax                 2,819.3       -       153.2
   Cumulative effect of accounting changes,
    net of tax                                        -         -     2,127.2
   Changes in operating assets and liabilities:
      Accounts receivable                          (362.8)   (302.7)   (275.5)
      Other current assets                           32.9     (90.5)     (5.7)
      Accounts payable and accrued liabilities     (186.0)    429.9     303.3
   Other - net                                     (165.9)    206.9      44.7
Total adjustments                                 4,950.7   2,317.9   4,286.0
Net Cash Provided by Operating Activities         4,020.7   3,966.6   3,440.8

Investing Activities
Construction and capital expenditures            (2,335.7) (2,350.2) (2,221.1)
Investments in affiliates                           (16.0)    (22.3)       -
Purchase of short-term investments                 (704.0)   (324.6)   (419.7)
Proceeds from short-term investments                586.8     390.1     315.5
Dispositions                                          -       140.9     378.3
Acquisitions                                       (538.4) (1,181.6)   (120.9)
Net Cash Used in Investing Activities            (3,007.3) (3,347.7) (2,067.9)

Financing Activities
Net change in short-term borrowings with
 original maturities of three months or less       (110.6)    463.1     (11.0)
Issuance of other short-term borrowings              91.1      35.5      16.0
Repayment of other short-term borrowings            (91.1)    (40.5)   (137.7)
Issuance of long-term debt                          981.0     344.5   2,178.1
Repayment of long-term debt                        (271.6)   (449.6)   (215.8)
Early extinguishment of debt and related
 call premiums                                     (465.0)      -    (2,190.3)
Issuance of common shares                             -        40.2      18.0
Purchase of treasury shares                        (215.6)   (446.8)   (191.1)
Issuance of treasury shares                          82.2      17.9      77.6
Dividends paid                                     (888.5)   (837.0)   (803.5)
Net Cash Used in Financing Activities              (888.1)   (872.7) (1,259.7)
Net increase (decrease) in cash and
 cash equivalents                                   125.3    (253.8)    113.2
Cash and cash equivalents beginning of year         364.6     618.4     505.2
Cash and Cash Equivalents End of Year           $   489.9 $   364.6 $   618.4

The accompanying notes are an integral part of the consolidated financial statements.






Consolidated Statements of Shareowners' Equity
Dollars in millions except per share amounts
                                                                        Guaranteed
                                                                       Obligations
                                                                       of Employee     Foreign
                                                    Capital in               Stock    Currency
                                     Common Shares   Excess of  Retained Ownership Translation         Treasury Shares
                                  Shares    Amount   Par Value  Earnings     Plans  Adjustment        Shares    Amount     Total
Balance, December 31, 1992     300,889,089   $300.9    $5,834.8 $3,634.8   $(397.3)   $(27.9)    (1,015,792)    $ (68.9) $9,276.4
Net income (loss) for the
 year ($(1.41) per share)               -         -          -    (845.2)        -         -               -          -
Dividends to shareowners
  ($1.51 per share)                    -         -          -    (905.3)        -         -               -           -
Two-for-one stock split        300,889,089    300.9    (300.9)        -         -         -        (731,569)          -
Reduction of debt associated
 with Employee Stock
 Ownership Plans                       -         -          -         -      44.4         -               -           -
Foreign currency translation
   adjustment                          -         -          -         -         -     (12.3)              -           -
Issuance of common shares          966,306      0.9      41.2         -         -         -               -           -
Purchase of treasury shares            -         -          -         -         -         -      (3,660,698)     (192.9)
Issuance of treasury shares:
  Dividend Reinvestment Plan           -         -        4.0         -         -         -       1,889,232       103.2
  Other issuances                      -         -       (2.1)        -         -         -       1,008,423        49.0
Other                                  -         -          -       7.1         -         -               -           -
Balance, December 31, 1993     602,744,484    602.7   5,577.0   1,891.4    (352.9)    (40.2)     (2,510,404)     (109.6)  7,568.4
Net income for the year
  ($2.74 per share)                    -         -          -   1,648.7         -         -               -           -
Dividends to shareowners
  ($1.58 per share)                    -         -          -    (953.6)        -         -               -           -
Reduction of debt associated
 with Employee Stock
 Ownership Plans                       -         -          -         -      38.2         -               -           -
Foreign currency translation
   adjustment, net of income
   tax benefit of $197.3               -         -          -         -         -    (326.3)              -           -
Issuance of common shares:
  Dividend Reinvestment Plan     3,334,668      3.3     134.4         -         -         -               -           -
  Other issuances               14,404,149     14.5     570.7         -         -         -               -           -
Purchase of treasury shares            -         -          -         -         -         -     (11,301,550)     (447.0)
Issuance of treasury shares            -         -        4.0         -         -         -       2,410,326        93.3
Other                                  -         -          -       7.0         -         -               -           -
Balance, December 31, 1994     620,483,301    620.5   6,286.1   2,593.5    (314.7)   (366.5)    (11,401,628)     (463.3)  8,355.6
Net income (loss) for the
 year ($(1.53) per share)              -         -          -    (930.0)        -         -               -           -
Dividends to shareowners
  ($1.65 per share)                    -         -          -  (1,004.4)        -         -               -           -
Reduction of debt associated
 with Employee Stock
 Ownership Plans                       -         -          -         -      42.2         -               -           -
Foreign currency translation
   adjustment, net of income
   tax benefit of $115.5               -         -          -         -         -    (214.4)              -           -
Purchase of treasury shares            -         -          -         -         -         -      (4,610,713)     (215.6)
Issuance of treasury shares:
   Dividend Reinvestment Plan          -         -       18.5         -         -         -       2,730,666       110.5
   Other issuances                     -         -       (7.0)        -         -         -       2,158,694        87.1
Other                                  -         -          -       13.3        -         -               -           -
Balance, December 31, 1995     620,483,301   $620.5   $6,297.6    $672.4  $(272.5)  $(580.9)    (11,122,981)    $(481.3)  $6,255.8

The accompanying notes are an integral part of the consolidated financial statements.




Notes to Consolidated Financial Statements
Dollars in millions except per share amounts


1.   Summary of Significant Accounting Policies

     Basis of Presentation - The consolidated financial statements include the accounts of SBC Communications Inc. and its majority-owned subsidiaries (SBC). SBC's subsidiaries and affiliates operate predominantly in the communications services industry, providing landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services both domestically and worldwide. Southwestern Bell Telephone Company (Telephone Company) is SBC's largest subsidiary, providing telecommunications services in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area).

     All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures and less than majority-owned subsidiaries are principally accounted for under the equity method. Earnings from certain foreign investments accounted for under the equity method are included for periods ended within three months of SBC's year end.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Certain amounts in prior period financial statements have been reclassified to conform to the current year's presentation.

     Income Taxes - Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

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

     Deferred Charges - Certain wireless service sales commissions are deferred and amortized over 12 months.
     Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

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


     Property, plant and equipment is depreciated using straight-line methods over its estimated useful lives, generally ranging from 3 to 50 years. Prior to September 1995, the Telephone Company computed depreciation using certain straight-line methods and rates as prescribed by regulators. In accordance with composite group depreciation methodology, when a portion of the Telephone Company's depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is charged to accumulated depreciation.

     Intangible Assets - Intangible assets consist primarily of wireless and cable television licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years. At December 31, 1995 and 1994, amounts included in net intangible assets for licenses were $1,798.0 and $2,007.1, respectively. Management periodically reviews the carrying value and lives of all intangible assets based on expected future operating results.

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

2.   Discontinuance of Regulatory Accounting

     In September 1995, the Telephone Company discontinued its application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (FAS 71). FAS 71 requires depreciation of telephone plant using lives set by regulators which are generally longer than those established by unregulated companies, and deferral of certain costs and obligations based on regulatory actions (regulatory assets and liabilities). As a result of the adoption of price-based regulation for most of the Telephone Company's revenues and the acceleration of competition in the telecommunications market, management determined that the Telephone Company no longer met the criteria for application of FAS 71.

    Upon discontinuance of FAS 71, the Telephone Company recorded a non-cash, extraordinary charge to net income of $2,819.3 (after a net deferred tax benefit of $1,764.0). This charge is comprised of an after-tax charge of $2,897.3 to reduce the net carrying value of telephone plant, partially offset by an after-tax benefit of $78.0 for the elimination of net regulatory liabilities. The components of the charge are as follows:

                                           Pre-tax     After-
                                                        tax
   Increase telephone plant accumulated $ 4,657.0 $ 2,897.3 depreciation

   Adjust unamortized investment tax       (40.9)     (25.4)
   credits

   Eliminate tax-related regulatory        (87.5)     (87.5)
   assets and liabilities

   Eliminate other regulatory assets       54.7       34.9

          Total                          $ 4,583.3  $ 2,819.3

    The increase in accumulated depreciation of $4,657.0 reflects the effects of adopting depreciable lives for many of the Telephone Company's plant categories which more closely reflect the economic and technological lives of the plant. The adjustment was supported by a discounted cash flow analysis which estimated amounts of telephone plant that may not be recoverable from future discounted cash flows. This analysis included consideration of the effects of anticipated competition and technological changes on plant lives and revenues. The adjustment also included elimination of accumulated depreciation deficiencies recognized by regulators and amortized as part of depreciation expense.

    Following is a comparison of new lives to those prescribed by regulators for selected plant categories:

                                          Average Lives (in
                                               Years)
                                        Regulator-  Estimated
                                        Prescribed  Economic
  Digital switch                            17         11
  Digital circuit                           12          7
  Copper cable                              24         18
  Fiber cable                               27         20
  Conduit                                   57         50

    The increase in accumulated depreciation also includes an adjustment of approximately $450 to fully depreciate analog switching equipment scheduled for replacement. Remaining analog switching equipment will be depreciated using an average remaining life of four years.

    Investment tax credits have historically been deferred and amortized over the estimated lives of the related plant.
     The adjustment to unamortized investment tax credits reflects the shortening of those plant lives discussed above. Regulatory assets and liabilities are related primarily to accounting policies used by regulators in the ratemaking process which are different from those used by non-regulated companies, predominantly in the accounting for income taxes and deferred compensated absences. These items are required to be eliminated with the discontinuance of accounting under FAS 71.

     Additionally, in September 1995, the Telephone Company began accounting for interest on funds borrowed to finance construction as an increase in property, plant and equipment and a reduction of interest expense. Under the provisions of FAS 71, the Telephone Company accounted for a capitalization of both interest and equity costs allowed by regulators during periods of construction as other income and as an addition to the cost of plant constructed.

3.   Property, Plant and Equipment

     Property, plant and equipment, which is stated at cost, is summarized as follows at December 31:
                                              1995         1994
Telephone Company plant
     In service                          $ 27,763.6   $ 26,731.6
     Under construction                    245.1        231.5
                                           28,008.7     26,963.1
Accumulated depreciation and               (16,881.3)   (11,227.1)
 amortization
Total Telephone Company                    11,127.4     15,736.0
Other                                      2,780.8      2,293.3
Accumulated depreciation and               (919.9)      (712.7)
 amortization
Total other                                1,860.9      1,580.6
Property, plant and equipment--net       $ 12,988.3   $ 17,316.6

     SBC's depreciation expense as a percentage of average depreciable plant was 6.9% for 1995 and 1994 and 7.0% for 1993.

     Certain facilities and equipment used in operations are under operating or capital leases. Rental expenses under operating leases for 1995, 1994 and 1993 were $137.8, $125.5 and $122.9, respectively. At December 31, 1995, the future minimum rental payments under noncancelable operating leases for the years 1996 through 2000 were $88.0, $79.5, $65.2,
     $78.4 and $39.3, respectively, and $160.5 thereafter. Capital leases were not significant.

4.   Equity Investments

     Investments in affiliates accounted for under the equity method consist principally of SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. Mexican investors led by Grupo Carso, S.A. de C.V. (Grupo Carso), have voting control of the consortium, consisting of Grupo Carso, SBC and others, which controls Telmex through its ownership of all of Telmex's Class AA shares. SBC's Class AA shares and Class L shares with limited voting rights each represent approximately 5% of Telmex's total equity capitalization.

     In December 1994 SBC made an equity investment in the French cellular market (see Note 11). Other equity investments held by SBC include interests in Australian and Israeli operations which provide directory, cable television and other services, minority ownership of several domestic wireless properties and 1995 investments in the Chilean telecommunications market and South African wireless market.

     The following table is a reconciliation of SBC's investments in equity affiliates:
                                    1995        1994       1993
Beginning of year                 $ 1,748.0   $ 1,420.8  $ 1,249.4
Additional investments              409.5       626.2      -
Equity in net income                156.2       223.1      249.7
Dividends received                  (62.1)      (89.3)     (72.4)
Currency translation and other      (665.3)     (432.8)    (5.9)
 adjustments
End of year                       $ 1,586.3   $ 1,748.0  $ 1,420.8

     Currency translation adjustments for 1995 and 1994 primarily reflect the effect on SBC's investment in Telmex resulting from the decline in the value of the Mexican peso relative to the U.S. dollar during those years. SBC's investment in Telmex will continue to be sensitive to changes in the value of the peso.

     Other adjustments for 1995 reflect the change to the cost method of accounting in October 1995 for SBC's United
     Kingdom cable television operations (see Note 11). Other adjustments for 1994 reflect the change to the equity method of accounting for these operations.

     Undistributed earnings from equity affiliates were $662.9 and $568.8 at December 31, 1995 and 1994, respectively.


5.   Debt

     Long-term debt, including interest rates and maturities, is summarized as follows at December 31:

                                               1995        1994
Telephone Company debentures
   4.50%-5.88% 1995-2006                     $ 600.0     $  700.0
   6.12%-6.88% 2000-2024                       1,200.0      1,050.0
   7.00%-7.75% 2009-2026                       1,500.0      1,200.0
   8.25%-8.30% 1996-2017                       200.0        650.0
                                               3,500.0      3,600.0
Unamortized discount--net of premium           (30.7)       (31.2)
Total Telephone Company debentures             3,469.3      3,568.8
Telephone Company notes
   5.04%-7.67% 1995-2010                       950.5        815.9
Unamortized discount                           (5.4)        (5.2)
Total Telephone Company notes                  945.1        810.7
Other notes
   4.28%-6.98% 1995-2007                       305.5        607.8
   7.00%-9.00% 1995-2020                       1,129.2      888.0
                                               1,434.7      1,495.8
Unamortized discount                           (21.0)       (24.6)
Total other notes                              1,413.7      1,471.2
Guaranteed obligations of employee stock
 ownership plans (1)
   8.41%-9.40% 1995-2000                       259.7        308.4
Capitalized leases                             26.1         9.3
Total long-term debt, including current        6,113.9      6,168.4
 maturities
Current maturities                             (441.6)      (320.1)
Total long-term debt                         $ 5,672.3   $  5,848.3

(1) See Note 8.

     During 1995, SBC refinanced long-term debentures of the Telephone Company. Costs of $18.2 associated with refinancing are included in other income (expense) - net, with related income tax benefits of $6.8 included in income taxes, in SBC's Consolidated Statements of Income.

     During 1993, SBC recorded an extraordinary loss on the refinancing of long-term debentures of the Telephone Company of $153.2, net of related income tax benefits of $92.2.

     At December 31, 1995, the aggregate principal amounts of long-term debt scheduled for repayment for the years 1996 through 2000 were $441.6, $400.8, $299.2, $451.7 and $302.6, respectively. As of December 31, 1995, SBC was in compliance with all covenants and conditions of instruments governing its debt.

     Debt maturing within one year consists of the following
     at December 31:
                                             1995       1994

Commercial paper                           $ 1,237.9  $ 1,348.5
Current maturities of long-term debt           441.6      320.1
Total                                      $ 1,679.5  $ 1,668.6

     The weighted average interest rate on commercial paper debt at December 31, 1995 and 1994 was 5.7% and 5.9%, respectively. SBC has entered into agreements with several banks for lines of credit totaling $1,055.0. All of these agreements may be used to support commercial paper borrowings. The majority of these lines are on a negotiated fee basis with interest rates negotiable at time of borrowing. There were no borrowings outstanding under these lines of credit at December 31, 1995.

6.   Financial Instruments

     The carrying amounts and estimated fair values of SBC's long-term debt, including current maturities, are summarized as follows at December 31:
                                       1995              1994
                                 Carrying   Fair   Carrying  Fair
                                  Amount    Value   Amount   Value

Telephone Company debentures    $3,469.3   $3,553.4  $3,568.8  $3,169.3
Telephone Company notes            945.1      964.8     810.7     730.2
Other notes                      1,413.7    1,468.2   1,471.2   1,450.9
Guaranteed obligations of
 employee                          259.7      279.7     308.4     321.0
 stock ownership plans

     The fair values of SBC's long-term debt were estimated based on quoted market prices, where available, or on discounted future cash flows using current interest rates. The carrying amounts of commercial paper debt approximate fair values.

     SBC does not hold or issue any financial instruments for trading purposes. SBC's cash equivalents and short-term investments are recorded at amortized cost. Short-term investments are included in other current assets in SBC's Consolidated Balance Sheets and were $243.0 and $125.7 at December 31, 1995 and 1994, respectively. The carrying amounts of cash and cash equivalents and short-term investments approximate fair values.

7.   Income Taxes

     SBC adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) effective January 1, 1993. In adopting FAS 109, SBC adjusted its net deferred income tax liability for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, computed based on provisions of the enacted tax law. The cumulative effect of adopting FAS 109 as of January 1, 1993 was to decrease net income for 1993 by $213.9, or $.36 per share, resulting primarily from the establishment of a deferred tax liability associated with certain prior acquisitions not related to the Telephone Company. The adoption of FAS 109 had no material effect on pre-tax income for 1993.

     As a result of implementing FAS 109, the Telephone Company recorded a $431.4 net reduction in its deferred tax liability. This reduction was substantially offset by the establishment of a net regulatory liability, resulting in minimal effect on net income for 1993. The net regulatory liability was eliminated with the discontinued application of FAS 71 in September 1995 (see Note 2).

     Significant components of SBC's deferred tax liabilities and assets are as follows at December 31:

                                             1995         1994

Depreciation and amortization           $ 2,166.0     $ 3,739.1
Other                                       556.3         334.2
Gross deferred tax liabilities            2,722.3       4,073.3
Employee benefits                         1,372.6       1,304.5
Unamortized investment tax credits          108.3         134.8
Other                                       604.1         561.0
Gross deferred tax assets                 2,085.0       2,000.3

Deferred tax assets valuation               109.8          66.0
 allowance
Net deferred tax liabilities              $ 747.1     $ 2,139.0

The increase in the valuation allowance recognizes the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

     The components of income tax expense are as follows:

                                         1995        1994          1993
Federal
   Current                           $   420.6      $ 866.8    $ 727.3
   Deferred--net                         445.6       (122.2)     (110.8)
   Amortization of investment tax        (42.3)      (60.6)      (65.8)
    credits
                                         823.9       684.0       550.7
State and local
   Current                               61.4        102.9       87.3
   Deferred--net                         17.7        (1.8)       (13.0)
                                         79.1        101.1       74.3
Total                                $   903.0    $ 785.1    $ 625.0

     A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary loss and cumulative effect of changes in accounting principles is as follows:

                                           1995     1994      1993

Taxes computed at federal statutory     $  977.3  $ 851.8  $  721.1
rate

Increases (decreases) in taxes
 resulting from:
  Amortization of investment tax
   credits over the life of the
   plant that gave rise to the credits    (38.8)   (60.6)    (65.8)
   credits--1995 net of deferred tax

  Excess deferred taxes due to rate       (24.2)   (34.6)    (43.2)
  change

  Depreciation of telephone plant
   construction costs  previously          14.3     18.3     22.5
   deducted for tax purposes--net

State and local income taxes--net          51.4     65.7     48.3
of federal tax benefit

  Other--net                              (77.0)   (55.5)    (57.9)

Total                                  $  903.0  $ 785.1  $  625.0


8.   Employee Benefits

     Pensions - Substantially all employees of SBC are covered by noncontributory pension and death benefit plans. The pension benefit formula used in the determination of pension cost is based on a flat dollar amount per year of service according to job classification for nonmanagement employees and a stated percentage of adjusted career income for management employees.

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

     Net pension cost is composed of the following:

                                      1995       1994       1993

Service cost--benefits earned          $ 163.0    $ 157.0   $ 131.1
 during the period

Interest cost on projected benefit       485.9      463.8     428.3
 obligation

Actual return on plan assets          (2,017.6)    149.3   (1,019.9)

Other--net                             1,495.3    (670.4)     498.7

Net pension cost                       $ 126.6    $ 99.7     $ 38.2

     The following table sets forth the pension plans' funded status and the amounts included in SBC's Consolidated
     Balance Sheets at December 31:

                                               1995       1994

Fair value of plan assets                    $ 8,528.9  $ 6,877.2

Less: Actuarial present value of projected     7,275.8    6,600.3
 benefit obligation
Plan assets in excess of projected benefit     1,253.1      276.9
 obligation

Unrecognized prior service cost                  950.4      976.0

Unrecognized net gain                         (1,608.3)    (450.4)

Unamortized transition asset                   (686.6)    (768.0)

Prepaid (accrued) pension cost                $ (91.4)    $ 34.5





     Significant assumptions used in developing pension information include:

                                            1995   1994     1993

Discount rate for determining projected   7.25%    7.5%    7.25%
 benefit obligation

Long-term rate of return on plan assets   8.0%     8.0%    8.0%

Composite rate of compensation increase   4.6%     4.6%    4.6%

     The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

     The actuarial estimate of the accumulated benefit obligation does not include assumptions about future compensation levels. The accumulated benefit obligation as of December 31, 1995, was $6,350.0, of which $5,607.3 was vested. At
     December 31, 1994, these amounts were $5,807.7 and $5,128.5, respectively.

     In December 1994, under the provisions of Section 420 of the Internal Revenue Code, SBC transferred $121.8 in pension assets to a health care benefit account for the reimbursement of retiree health care benefits paid by SBC.

     Supplemental Retirement Plans - SBC also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. The plans allow employees to defer and invest portions of their current compensation for later payment, and SBC matches a percentage of the compensation deferral according to thresholds specified in the plans. Expenses related to these plans were $67.7, $67.7 and $66.8 in 1995, 1994 and 1993, respectively. Liabilities of $583.9 and $509.9 related to these plans have been included in other noncurrent liabilities in SBC's Consolidated Balance Sheets at
     December 31, 1995 and 1994, respectively.

     Postretirement Benefits - SBC provides certain medical, dental and life insurance benefits to substantially all retired employees. Effective January 1, 1993, SBC adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), which requires accrual of actuarially determined postretirement benefit costs as active employees earn these benefits. Prior to the adoption of FAS 106, SBC expensed retiree medical benefits when claims were incurred.

     In implementing FAS 106, SBC immediately recognized an accumulated obligation for postretirement benefits (transition obligation) in the amount of $2,861.2 and a related deferred income tax benefit of $1,013.4. The resulting charge to net income of $1,847.8, or $3.08 per share, is included in the cumulative effect of changes in accounting principles in the 1993 Consolidated Statement of Income.

    Postretirement benefit cost is composed of the following:



                                         1995          1994          1993

Service cost--benefits earned during    $ 48.4        $ 49.0        $ 48.1
 the period

Interest cost on accumulated
postretirement benefit obligation         228.3         224.5         231.6
(APBO)

Actual return on assets                   (202.3)       (15.6)        (28.2)

Other--net                                144.1         (24.3)        (3.6)

Postretirement benefit cost             $ 218.5        $ 233.6      $ 247.9


     SBC maintains collectively bargained Voluntary Employee
     Beneficiary Association (CBVEBA) trusts to fund postretirement benefits. During 1995 and 1994, SBC contributed $151.0 and $133.6, respectively, into the CBVEBA trusts to be ultimately used for the payment of postretirement benefits. Assets consist principally of stocks and U.S. government and corporate bonds.

     The following table sets forth the plans' funded status and the amount included in SBC's Consolidated Balance Sheets at
     December 31:
                                               1995        1994

Retirees                                   $ 1,827.5   $ 1,873.4
Fully eligible active plan participants        353.5       273.2
Other active plan participants               1,063.0       938.0
Total APBO                                   3,244.0     3,084.6
Less:  Fair value of plan assets               923.4       580.8
APBO in excess of plan assets                2,320.6     2,503.8
Unrecognized prior service cost                (77.3)      (13.6)
Unrecognized net gain                          459.8       277.1
Accrued postretirement benefit obligation  $ 2,703.1   $ 2,767.3

     In December 1995, the life insurance benefit plan and the medical plan were merged. Also in December 1995, $108.9 of postretirement life insurance assets were transferred to the CBVEBA trusts. The fair value of plan assets restricted to the payment of life insurance benefits only were $244.5 and $298.8 at December 31, 1995 and 1994, respectively. At December 31, 1995 and 1994, the accrued (prepaid) life insurance benefits included in the accrued postretirement benefit obligation were $90.5 and $(26.8), respectively.

     The assumed medical cost trend rate in 1996 is 9.5%, decreasing gradually to 5.5% in 2004, prior to adjustment for cost-sharing provisions of the plan for active and certain recently retired employees. The assumed dental cost trend rate in 1996 is 6.5%, reducing to 5.0% in 2002. Raising the annual medical and dental cost trend rates by one percentage point increases the APBO as of December 31, 1995 by $178.7 and increases the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1995 by approximately $15.9. Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO were the same as those used in developing the pension information.

     Postemployment Benefits - Under its benefit plans, SBC provides employees varying levels of severance pay, disability pay, workers' compensation and medical benefits under specified circumstances. Effective January 1, 1993, SBC adopted Statement of Financial Accounting Standards
     No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), which requires accrual of these postemployment benefits at the occurrence of an event that renders an employee inactive or, if the benefits ratably vest, over the vesting period. These expenses were previously recognized as the claims were incurred. A charge to net income of $65.5, or $.11 per share, after a deferred tax benefit of $36.1, is included in the cumulative effect of changes in accounting principles in the 1993 Consolidated Statement of Income.

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

     SBC's match of employee contributions to the savings plans is fulfilled with shares of stock allocated from the ESOPs and with purchases of SBC's stock in the open market. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees' accounts. Both benefit cost and interest expense on the notes are reduced by dividends on SBC's shares held by the ESOPs and interest earned on the ESOPs' funds.

Information related to the ESOPs and the savings plans is summarized below:

                                       1995        1994       1993

Benefit expense--net of dividends   $  23.4      $ 25.9     $ 29.0
 and interest income

Interest expense--net of dividends     14.0        17.1       19.9
 and interest income

Net ESOP expense                       37.4        43.0       48.9

Additional savings plans stock         0.2         (0.5)      0.5
 purchases

Total expense                       $  37.6      $ 42.5     $ 49.4

Company contributions for ESOPs     $  40.0      $ 39.8     $ 50.3

Dividends and interest income for   $  28.1      $ 27.1     $ 26.3
 debt service

SBC shares held by the ESOPs are summarized as follows at December 31:

                                              1995        1994

Unallocated                                7,922,909    9,514,787

Committed to be allocated                     25,353       61,949

Allocated to participants                 10,183,433    8,824,275

Total                                     18,131,695    18,401,011



9.   Stock Option Plans

     Under various plans, SBC is authorized to issue to senior and other management employees up to 33.5 million options to purchase shares of SBC's common stock. Options become exercisable in periods of one year to three years after the date of grant and expire five or ten years after the date of grant. All options issued through December 31, 1995 have been issued with exercise prices equal to the market price of the stock at the date of grant, and therefore no compensation expense has been recognized.

     Information related to outstanding options is summarized below:

                                                    Weighted
                                     Number of      Average
                                      Options       Exercise
                                                    Price Per
                                                    Option

Outstanding at December 31, 1992     5,582,946     $32.31
Granted                              5,062,285     40.25
Exercised                            (368,053)     30.72
Cancelled                            (482,513)     35.89
Outstanding at December 31, 1993     9,794,665     36.30
Granted                              5,226,551     41.71
Exercised                            (386,331)     31.34
Cancelled                            (498,315)     38.09
Outstanding at December 31, 1994     14,136,570    38.37
Granted                              8,101,794     47.19
Exercised                            (1,413,276)   34.79
Cancelled                            (362,691)     42.11
Outstanding at December 31, 1995     20,462,397    $42.04

          Options to purchase 8,539,081 shares of SBC stock were exercisable at December 31, 1995.


10.  Shareowners' Equity

     Share Repurchases - From time to time, SBC repurchases shares of common stock for distribution, or to offset shares distributed through its employee benefit plans and SBC's Dividend Reinvestment Plan, or in connection with certain acquisitions. In addition, the Board of Directors of SBC (Board) has authorized the repurchase of up to 30 million shares of SBC's outstanding common stock. As of December 31, 1995, no shares had been repurchased pursuant to this authorization.

     Guaranteed Obligations of Employee Stock Ownership Plans - SBC's guarantee of the ESOPs' notes issued by the savings plans (see Note 8) is presented as a reduction to shareowners' equity and an increase in long-term debt. The amount of debt guaranteed decreases as the notes are repaid.

     Shareowners' Rights Plan - The Shareowners' Rights Plan
     (Plan) becomes operative in certain events involving the acquisition of 20% or more of SBC's common stock by any person or group in a transaction not approved by the Board, or the designation by the Board of a person or group owning more than 10% of the outstanding stock as an adverse person, as provided in the Plan. Upon the occurrence of these events, each right, unless redeemed by the Board, generally entitles the holder (other than the holder triggering the right) to purchase an amount of common stock of SBC (or, in certain circumstances, of the potential acquiror) having a value equal to two times the exercise price of $160. The rights expire in January 1999.

     The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire SBC on terms not approved by the Board.

     The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed.

11.  Acquisitions and Dispositions

     In October 1995, SBC combined its United Kingdom cable television operations with those of TeleWest Communications, P.L.C., a publicly held joint venture between Telecommunications, Inc. and U S WEST, Inc. The resulting entity, TeleWest P.L.C., (TeleWest) is the largest cable television operator in the United Kingdom. SBC owns approximately 15% of the new entity and accounts for its investment using the cost method of accounting.
     Restrictions expiring in one to five years exist on the sale of SBC's interest in TeleWest. SBC recorded an after-tax gain of $111.5 associated with the combination.

     During 1994, SBC purchased two cable television systems located in Montgomery County, Maryland, and Arlington County, Virginia, for $650. Also in 1994, SBC acquired the domestic wireless business of Associated Communications Corporation (Associated) for $705, including wireless systems in Buffalo, Rochester, Albany and Glens Falls, New York, and in two separate transactions purchased smaller wireless systems in Syracuse, Utica and Ithaca, New York, which are adjacent to the Associated properties.

     In October 1994, SBC formed a strategic alliance with Compagnie Generale des Eaux (CGE), a French diversified public company. Through this alliance, SBC acquired an indirect 10% ownership of Societe Francaise du Radiotelephone S.A. (SFR), a nationwide cellular company in France, and minority ownership interests in other communications businesses controlled by CGE, and CGE obtained an effective 10% interest in SBC's wireless operations in Washington, D.C.-Baltimore and surrounding rural markets. SBC and CGE both made contributions to the alliance. SBC's effective contribution was $375.9. This investment is accounted for under the equity method of accounting.

     In addition to payments shown in the Consolidated Statements of Cash Flows, the 1994 acquisitions were also financed through the issuance of 16.1 million new and treasury shares, valued at approximately $660, and the issuance of approximately $360 of long-term debt. All of the acquisitions were accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired will be amortized over periods not to exceed 40 years. Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

     The above developments did not have a significant impact on consolidated results of operations for 1995, 1994 and 1993, nor would they had they occurred on January 1 of the respective periods.

12.  Additional Financial Information

                                                   December 31,
Balance Sheets                                   1995        1994
Accounts payable and accrued
liabilities
 Accounts payable                              $ 1,028.7  $ 1,001.7
 Accrued taxes                                   438.1       566.7
 Advance billing and customer                    333.4       315.2
deposits
 Compensated future absences                     199.5       191.6
 Accrued interest                                141.2       129.7
 Accrued payroll                                 116.8       119.0
 Other                                           867.6       957.5
Total                                          $ 3,125.3  $ 3,281.4

Statements of Income                  1995       1994        1993
Interest expense incurred           $ 520.3    $ 480.2    $ 496.2
Capitalized interest                  (5.2)      -           -
Total interest expense              $ 515.1    $ 480.2    $ 496.2
Allowance for funds used during     $ 11.2     $ 19.3     $ 21.5
construction

Statements of Cash Flows              1995       1994        1993
Cash paid during the year for:
 Interest                           $ 503.6    $ 481.4    $ 502.0
 Income taxes                       $ 689.6    $ 927.9    $ 592.3

     No customer accounted for more than 10% of consolidated revenues in 1995. Approximately 10% in 1994 and 11% in 1993 of SBC's consolidated revenues were from services provided to AT&T Corp. No other customer accounted for more than 10% of consolidated revenues in 1994 and 1993.

     Three subsidiaries of SBC have negotiated contracts with the Communications Workers of America (CWA), none of which is subject to renegotiation in 1996. Approximately 66% of SBC's employees are represented by the CWA.



13.  Quarterly Financial Information (Unaudited)



                                             Earnings
          Total                              per      ------Stock Price-------
Calendar  Operating   Operating  Net Income  Common
Quarter   Revenues    Income     (Loss)      Share    High      Low      Close

1995
First    $  2,909.9   $ 707.9   $  395.2    $ 0.65   $ 43.875  $39.625  $42.000

Second      3,025.0     754.2      442.0      0.73     47.875   41.625   47.625

Third(1)    3,292.3     883.3   (2,285.0)    (3.75)    55.125   45.500   55.000

Fourth(2)   3,442.5     691.8      517.8      0.85     58.500   53.125   57.250

---------------------------------------
Annual(1)  $12,669.7  $ 3,037.2 $  (930.0)  $ (1.53)


----------------------------------------------------------------------------
1994
First  $ 2,674.0   $ 590.6   $  357.7    $ 0.59   $ 42.000 $ 36.750 $ 40.375

Second   2,797.2     646.3      385.5      0.64     44.375   38.500   43.500

Third    3,049.9     765.3      480.8      0.80     44.250   40.250   42.500

Fourth   3,250.7     760.1      424.7      0.71     43.125   39.250   40.375

----------------------------------------
Annual $ 11,771.8  $ 2,762.3 $  1,648.7  $ 2.74

(1)Net Loss and Earnings per Common Share reflect an extraordinary loss of $2,819.3, or $4.63 per share, from discontinuance of regulatory accounting.

(2)Operating Income reflects $138.7 in selling, general and administrative expenses associated with a strategic realignment of functions. These expenses include postemployment benefits for approximately 2,400 employees arising from the consolidation of operations within the five-state area, streamlining support and administrative functions and integrating financial systems.

   Net Income and Earnings per Common Share reflect after-tax charges of $87.5 for the strategic realignment of functions and $11.4 for refinancing of debt and an after-tax gain of $111.5 from the merger of SBC's United Kingdom cable television operations into TeleWest. The net of these transactions was $12.6, or $0.02 per share.






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

The financial statements of SBC Communications Inc. (SBC) have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all of SBC's financial records and related data, as well as the minutes of shareowners' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

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

/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer

/s/ Donald E. Kiernan
Donald E. Kiernan
Senior Vice President, Treasurer
and Chief Financial Officer









                 Report of Independent Auditors


The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (SBC) as of December 31, 1995 and 1994, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of SBC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, SBC discontinued its application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" in 1995. As discussed in Notes 7 and 8 to the consolidated financial statements, SBC changed its method of accounting for income taxes, postretirement benefits other than pensions, and postemployment benefits in 1993.






                                        ERNST & YOUNG LLP


San Antonio, Texas
February 9, 1996



Stock Trading Information

Trading: SBC is listed on the New York, Chicago and Pacific stock exchanges, as well as international exchanges in London, Zurich, Geneva and Basel.

Ticker symbol (NYSE): SBC

Newspaper stock listing: SBC Comm or SBC

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


The section titled "Selected Financial and Operating Data" (shown on pages 18 and 19), details 11 year financial information for SBC. In the printed document, the information is spread horizontally across two pages with just one set of headings on page 18. Due to constraints in the EDGAR system for page width, the EDGAR version contains three sets of headings.


The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appears on pages
20-31.  The text of this section appears in two columns.


A bar graph titled "Income Before Extraordinary Loss and Accounting Changes (dollars in billions)" appears in the left column on page 20 and to the left side of the section titled "Results of Operations - Summary". The graph shows Income Before Extraordinary Loss and Accounting Changes for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1991      1.16
     1992      1.30
     1993      1.44
     1994      1.65
     1995      1.89

The following footnote appears at the base of the graph: SBC achieved double-digit percentage earnings growth for the fourth consecutive year in 1995.


A stacked bar graph titled "Local Service (dollars in billions)" appears in the right column on page 21 and to the right of the subsection titled "Local Service". The graph shows local service revenues by categories for the past five years. Listed below are the plot points:


          Year      Total     Wireless  Landline
          1991      4.2        0.7      3.5
          1992      4.7        1.0      3.7
          1993      5.2        1.3      3.9
          1994      5.8        1.8      4.0
          1995      6.5        2.2      4.3

The following footnote appears at the base of the graph:
Wireless local services revenues have more than tripled in the last four years.


A stacked bar graph titled "Distribution of Revenues (dollars in billions)" appears in the left column on page 22 and to the left of the subsection titled "Long-Distance Service". The graph shows various categories of revenue distribution for the past five years. The actual figures are listed on the graph. Listed below are the plot points by category:

Year   Total   Local    Network   Long-      Directory    Other
               service  access    distance   advertising
1991   9.5     4.2      2.5       1.0        0.9          0.9
1992   10.2    4.7      2.5       1.0        0.9          1.1
1993   10.8    5.2      2.7       1.0        0.8          1.1
1994   11.8    5.8      2.9       0.9        0.9          1.3
1995   12.7    6.5      3.1       0.8        1.0          1.3


The following footnote appears at the base of the graph: Local service revenue growth represents nearly three-fourths of the increase in operating revenues since 1991.

A stacked bar graph titled "Distribution of Expenses (dollars in billions)" appears in the right column on page 23 and to the right side of the subsection titled "Depreciation and Amortization". The graph shows the categories of expenses for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

Year   Total   Cost of   Selling,         Depreciation
               services  general and      and
               and       administrative   amortization
               products
1991   7.3     3.1       2.4              1.8
1992   8.0     3.4       2.7              1.9
1993   8.5     3.4       3.1              2.0
1994   9.0     3.8       3.2              2.0
1995   9.6     3.8       3.6              2.2


The following footnote appears at the base of the graph:
Expenses as a percentage of operating revenues decreased for the third consecutive year.


In the section titled "Operating Environment and Trends of the Business", on pages 25 and 26 icons (approximately one inch) of the states of Texas, Missouri and Oklahoma appear to the right side of the subsections of the respective state discussion.


A stacked bar graph titled "Access Lines (in millions)" appears in the right column on page 27 and to the right side of the subsection titled "Domestic". The graph shows access lines in total and by state for the past five years. The actual figures are listed on the graph. Listed below are the plot points:


     Year     Total   Texas  Missouri  Oklahoma  Kansas  Arkansas
     1991     12.3     7.1     2.1      1.3       1.1       0.7
     1992     12.7     7.3     2.1      1.4       1.1       0.8
     1993     13.1     7.6     2.2      1.4       1.1       0.8
     1994     13.6     7.9     2.2      1.4       1.2       0.9
     1995     14.2     8.3     2.3      1.5       1.2       0.9

The following footnote appears at the base of the graph: Texas accounts for nearly two-thirds of access line growth since 1991.


In the subsection titled "International", on page 29 an icon
(approximately one inch) of the country of Mexico appears to the right side.


A bar graph titled "Capital Expenditures (dollars in billions)" appears in the left column on page 30 and to the left side of the section titled "Liquidity and Capital Resources" and the subsection titled "Capital Expenditures and Other Commitments". The graph shows Capital Expenditures for the past five years.
The actual figures are listed on the graph. Listed below are the plot points:

     1991      1.83
     1992      2.14
     1993      2.22
     1994      2.35
     1995      2.34

The following footnote appears at the base of the graph: The increase in capital expenditures since 1991 primarily reflects growth and network modernization at Mobile Systems and the Telephone Company.


A bar graph titled "Dividends per Share (dollars)" appears in the right column on page 31 and to the right side of the subsection titled "Dividends Declared". The graph shows Dividends for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1991      1.42
     1992      1.46
     1993      1.51
     1994      1.58
     1995      1.65

The following footnote appears at the base of the graph:
Dividends per share increased 4.4% in 1995.