Form 10-K405, Exhibit 13
period 1996-12-31
SBC COMMUNICATIONS INC
filed 1997-03-11
CIK 732717

Exhibit 13

SELECTED FINANCIAL AND OPERATING DATA
Dollars in millions except per share amounts


At December 31 or for the year ended:                 1996        1995       1994     1993       1992        CAGR (6)
FINANCIAL DATA
Operating revenues                               $  13,898  $   12,670   $ 11,772    $ 10,840    $ 10,150     8.2%
Operating expenses                               $  10,342  $    9,633   $  9,010    $ 8,480     $  7,953     6.8%
Operating income                                 $   3,556  $    3,037   $  2,762    $ 2,360     $  2,197    12.8%
Interest expense                                 $     472  $      515   $    480    $   496     $    530      -
Equity in net income of affiliates               $     244  $        156 $    223    $   250     $    208      -
Income taxes                                     $   1,166  $        903 $    785    $   625     $    568      -
Income before extraordinary loss and cumulative
  effect of changes in accounting principles (1) $   2,101  $    1,889   $  1,649   $ 1,435     $  1,302    12.7%
Net income (loss)                                $   2,101  $     (930)  $  1,649   $  (845)    $  1,302      -

Earnings per common share:
Income before extraordinary loss and cumulative
  effect of changes in accounting principles (1) $    3.46  $     3.10   $   2.74   $  2.39     $   2.17    12.4%
Net income (loss)                                $    3.46  $    (1.53)  $   2.74   $ (1.41)    $   2.17      -
Total assets                                     $  23,449  $   22,002   $ 26,005   $24,308     $  23,810     -
Long-term debt                                   $   5,505  $    5,672   $  5,848   $ 5,459     $   5,716     -
Construction and capital expenditures            $   3,027  $    2,336   $  2,350   $ 2,221     $   2,144    9.0%
Free cash flow  (2)                              $   1,797  $    1,685   $  1,618   $ 1,220     $   1,470    5.2%
Dividends declared per common share              $    1.72  $     1.65   $   1.58   $  1.51     $    1.46    4.2%
Book value per common share (3)                  $   11.39  $    10.27   $  13.72   $ 12.61     $   15.47     -
Ratio of earnings to fixed charges                    6.59        5.81       5.41      4.51          3.96     -
Return on weighted average shareowners' equity (4)   31.22%      24.18%      20.61%    19.29%        14.28%   -
Debt ratio (3)                                       51.40%      54.03%      47.36%    47.49%        42.99%    -
OPERATING DATA*
EBITDA (5)                                       $   5,796  $    5,207   $  4,800     $ 4,367     $  4,040    9.4%
Network access lines in service (000)               14,955      14,223     13,612      13,145       12,724    4.1%
Access minutes of use (000,000)                     58,668      53,681     48,430      44,203       41,235     -
Long-distance messages (000,000)                       998         988      1,018       1,012          974     -
Cellular customers (000)                             4,398       3,659      2,992       2,049         1,413    -
Number of employees                                 61,540      59,300     58,800      58,400        59,500    -

*Operating data may be periodically revised to reflect the most current information available.

1  1995 Discontinuance of Regulatory Accounting; 1993 Early Extinguishment of Debt and Cumulative Effect of Changes
   in Accounting Principles.
2  Free cash flow is net cash provided by operating activities less construction and capital expenditures.
3  Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
4  Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
5  EBITDA is earnings before interest, taxes, depreciation and amortization (operating income plus depreciation and amortization).  SBC considers EBITDA an important component in our economic value added systems as an indicator of the operational strength and performance of our businesses.  It is provided as supplemental information and is not intended to be a substitute for operating income, net income or net cash provided by operating activities as a measure of financial performance or liquidity.
6  Compound Annual Growth Rate from 1992 to 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Dollars in millions except per share amounts


SBC Communications Inc. (SBC) is a holding company whose subsidiaries and affiliates operate predominantly in the communications services industry. SBC's subsidiaries and affiliates provide landline and wireless telecommunications services and equipment, directory advertising and cable television services.

SBC's largest subsidiary is Southwestern Bell Telephone Company (Telephone Company), which provides telecommunications services over approximately
15 million access lines in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area). The Telephone Company is subject to regulation by each of the state jurisdictions in which it operates and by the Federal Communications Commission (FCC). In 1996, the Telephone Company provided 70% of SBC's operating revenues and 65% of its net income.

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

RESULTS OF OPERATIONS
SUMMARY

Financial results, including percentage changes from the prior year, are summarized as follows:

                                                                     Percent Change
                                                                     1996 vs.  1995 vs.
                                      1996       1995         1994      1995      1994
Operating revenues                  $13,898   $12,670      $11,772    9.7%      7.6%
Operating expenses                  $10,342   $ 9,633      $ 9,010    7.4%      6.9%
Income before extraordinary loss    $ 2,101   $ 1,889      $ 1,649   11.2%     14.6%
Extraordinary loss                      -     $(2,819)         -        -         -
Net income (loss)                   $ 2,101   $  (930)     $ 1,649      -         -


SBC recognized an extraordinary loss in 1995 from the discontinuance of regulatory accounting at the Telephone Company.

The primary factors contributing to the increase in income before extraordinary loss in 1996 were growth in demand for services and products at the Telephone Company and Southwestern Bell Mobile Systems, Inc. (Mobile Systems).

The primary factors contributing to the increase in income before extraordinary loss in 1995 were growth in demand for services and products at the Telephone Company and Mobile Systems, and an after-tax gain of $111 associated with the merger of SBC's United Kingdom cable television operations into TeleWest P.L.C. (TeleWest). These factors were partially offset by an after-tax charge of $88 recorded in connection with SBC's strategic functional realignment.

Items affecting the comparison of the operating results between 1996 and 1995, and between 1995 and 1994, are discussed in the following sections.

OPERATING REVENUES

Total operating revenues increased $1,228, or 9.7%, in 1996 and $898, or 7.6%, in 1995. Components of total operating revenues, including percentage changes from the prior year, are as follows:

                                                        Percent Change
                                                       1996 VS. 1995 vs.
                          1996       1995        1994      1995     1994
Local service
  Landline              $ 4,718  $  4,302   $  4,039       9.7%     6.5%
  Wireless                2,676     2,247      1,749      19.1     28.5
Network access
  Interstate              2,145     2,035      1,912       5.4      6.4
  Intrastate              1,099     1,032        945       6.5      9.2
Long-distance service       945       841        917      12.4     (8.3)
Directory advertising       914       953        947      (4.1)     0.6
Other                     1,401     1,260      1,263      11.2     (0.2)
                        $13,898  $ 12,670   $ 11,772       9.7%     7.6%



   LOCAL SERVICE Landline revenues increased in 1996 and 1995 due to increases in demand, primarily increases in residential and business access lines and vertical services revenues. Total access lines increased 5.1% in 1996 and 4.5% in 1995. Nearly two-thirds of the access line growth occurred in Texas, which now has approximately 59% of the Telephone Company's access lines. Approximately 29% in 1996 and 25% in 1995 of access line growth was due to the sales of additional access lines to existing residential customers. Vertical services revenues, which include custom calling options, Caller ID and other enhanced services, increased by approximately 22% in 1996 and 17% in 1995.

   Wireless revenues increased in 1996 and 1995 due primarily to the growth in the number of cellular customers of 20.2% and 22.3%. These increases were partially offset by slight declines in average revenue per customer. Market penetration at the end of 1996, 1995 and 1994 was 10.8, 9.0 and 7.4 customers per 100 residents in Mobile Systems' service areas.

   NETWORK ACCESS Interstate network access revenues increased in 1996 and 1995 due largely to increases in demand for access services by interexchange carriers. Growth in revenues from end user charges, attributable to an increasing access line base, also contributed to the increases in both years. Net rate reductions under the FCC's revised price cap plan, which was effective August 1, 1995, partially offset these increases by approximately $65 in both 1996 and 1995.

   Intrastate network access revenues increased in 1996 and 1995 due primarily to increases in demand, including usage by alternative intraLATA toll carriers.

   LONG-DISTANCE SERVICE revenues increased in 1996 due principally to growth in Mobile Systems' wireless revenues including interLATA service that began in February 1996, and the inclusion in 1995 of the Telephone Company's intraLATA toll pool settlement payments and accruals for rate reductions relating to an appealed 1992 rate order in Oklahoma. The settlement of the appeals in October 1995 eliminated the need to continue these accruals. Absent these accruals and settlements, the Telephone Company's long-distance service revenues in 1996 would have decreased slightly due to the continuing impact of price competition from alternative intraLATA toll carriers. Competition had less impact on message volumes in 1996 due to the Telephone Company's deployment and promotion of optional long-distance calling plans, which generally result in higher message volumes but lower average revenue per message. This message volume trend is not expected to continue, because the Telephone Company plans to emphasize promotions of extended area local service plans. Long-distance service revenues decreased in 1995, reflecting competition-related decreases in residential message volumes and the impact of optional calling plans and extended area service plans.

   DIRECTORY ADVERTISING revenues decreased in 1996 as increased yellow pages revenues from Southwestern Bell Yellow Pages, Inc. were more than offset by the decrease resulting from the January 1996 sale of SBC's publishing contracts for GTE Corporation's service areas to GTE Directories. Excluding the impact of this sale, revenues increased 6.7% in 1996. Revenues in 1995 were relatively unchanged from 1994, reflecting the impact of increased competition.

   OTHER operating revenues in 1996 and 1995 reflect the increased demand for the Telephone Company's non-regulated services and products, including Caller ID equipment, computer network services, contract programming and videoconferencing services. The increase in 1995 was offset by the decrease in equipment sales revenues at Mobile Systems resulting primarily from declining equipment prices.


OPERATING EXPENSES

Total operating expenses increased $709, or 7.4%, in 1996 and $623, or 6.9%, in 1995. Components of total operating expenses, including percentage changes from the prior year, are as follows:

                                                                  Percent Change
                                                                  1996 vs.  1995 vs.
                                       1996       1995      1994     1995       1994
Cost of services and products        $ 4,135   $ 3,806   $ 3,747     8.6%       1.6%
Selling, general and administrative    3,967     3,657     3,225     8.5       13.4
Depreciation and amortization          2,240     2,170     2,038     3.2        6.5
                                     $10,342   $ 9,633   $ 9,010     7.4%       6.9%



   COST OF SERVICES AND PRODUCTS increased in 1996 due to increases at the Telephone Company for network expansion and maintenance, employee compensation and demand-related increases, primarily increases in switching system software license fees. Other increases in 1996 related principally to growth at Mobile Systems. Similarly, in 1995, expenses increased primarily due to increases at the Telephone Company for network expansion and maintenance, employee compensation, and demand-related increases for enhanced services. These increases were mostly offset by decreased switching system software license fees at the Telephone Company, decreased equipment costs at Mobile Systems and the absence of expenses associated with SBC's United Kingdom cable television operations (discussed in Other Business Matters).

   SELLING, GENERAL AND ADMINISTRATIVE expenses increased in 1996 and 1995 primarily due to growth-related increases at Mobile Systems and the Telephone Company including increases in operating taxes, which include the Texas Infrastructure Fund assessments, contracted services, employee compensation, advertising and uncollectibles. The increase in 1995 was also attributable to the $139 charge for costs associated with the strategic realignment discussed in Other Business Matters.

   DEPRECIATION AND AMORTIZATION increased in 1996 and 1995 due primarily to growth in plant levels and changes in plant composition, primarily at Mobile Systems and the Telephone Company. The increase in 1995 also reflects the effect of regulatory depreciation represcription at the Telephone Company.

INTEREST EXPENSE decreased $43, or 8.3%, in 1996 due to lower interest rates on short-term debt, lower long-term debt levels, and capitalization of interest during construction required by the discontinuance of regulatory accounting in the third quarter of 1995. Under regulatory accounting, the Telephone Company accounted for a capitalization of both interest and equity costs during periods of construction as other income. Interest expense increased $35, or 7.3%, in 1995 due primarily to an increase in the average amount of debt outstanding to finance growth and acquisitions at Mobile Systems. Interest expense for 1995 also reflects debt issued for acquisitions in France and Chile.

EQUITY IN NET INCOME OF AFFILIATES increased $88 in 1996 and decreased $67 in 1995. The 1996 increase reflects increased income from Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company, due to the relative stabilization of the peso, net gains on international affiliate transactions and improved results from SBC's investment in French cellular operations. Results for 1995 include losses on SBC's United Kingdom cable television operations, which were accounted for under the equity method prior to October 1995, and exchange losses on the non-peso denominated debt of Telmex. Results for 1996 and 1995 also reflect reductions in the translated amount of U.S. dollar earnings from Telmex's operations. Operational growth at Telmex in both years somewhat offsets these declines. The 1995 decrease is also attributable to SBC's investment in French cellular operations.

SBC's future earnings from Telmex will continue to be sensitive to changes in the value of the peso. SBC's investment in Telmex has been recorded under U.S. generally accepted accounting principles (GAAP), which exclude inflation adjustments and include adjustments for the purchase method of accounting. Beginning in 1997, SBC will use the U.S. dollar, instead of the peso, as the functional currency for its investment in Telmex due to the Mexican economy becoming highly inflationary as defined by GAAP. Earnings in 1997 will reflect SBC's reduced ownership percentage in Telmex as discussed in Note 5 to the financial statements. These changes are each expected to have a slightly negative impact on equity in net income from Telmex.

OTHER INCOME (EXPENSE) - NET In 1995, SBC recognized a gain from the merger of SBC's United Kingdom cable television operations into TeleWest (see Note 12 to the financial statements). The gain was somewhat offset by expenses associated with the refinancing of long-term debt by the Telephone Company (see Note 6 to the financial statements).

FEDERAL INCOME TAX expense increased $233, or 28.3%, in 1996 and $140, or 20.5%, in 1995, primarily due to higher income before income taxes. The elimination of excess deferred taxes and the reduction in the amortization of investment tax credits resulting from the discontinuance of regulatory accounting, as described in Note 2 to the financial statements, also contributed to the increases in both years.

EXTRAORDINARY LOSS In 1995, SBC recorded an extraordinary loss of $2.8 billion from the discontinuance of regulatory accounting. The loss included a reduction in the net carrying value of telephone plant partially offset by the elimination of net regulatory liabilities of the Telephone Company (see Note 2 to the financial statements).

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

REGULATORY ENVIRONMENT

The Telephone Company's telecommunications operations are subject to regulation by each of the five states in which it operates for intrastate services and by the FCC for interstate services. Through the end of 1996, the Telephone Company operated under incentive regulation or price caps for various services provided by the Telephone Company. In early 1997, Arkansas enacted legislation establishing incentive regulation for electing companies, replacing a settlement which had expired on December 31, 1996. Under price cap regulation, the Telephone Company is permitted to establish and modify prices, not to exceed the price caps, subject to expedited approval by the governing jurisdiction. Prices for some other services not specifically covered by price caps are also subject to regulatory approval.

The states set intrastate price caps for various periods, depending upon the state. Price caps set by the FCC are adjusted annually for inflation, a productivity offset and certain other changes in costs. The productivity offset is a fixed percentage used to reduce price caps and is designed to encourage increased productivity.

Under the original FCC plan adopted in 1991, the Telephone Company applied a productivity offset of 3.3%, with sharing at various rates of return on investment. The FCC adopted revised price cap rules effective August 1, 1995. The new rules allowed a choice of three new productivity offsets, two of which provide for a sharing of profits with consumers above certain earnings levels. The Telephone Company elected a 5.3% productivity offset with no sharing.

The revised FCC price cap plan was intended to be an interim plan that would be revised in 1996. However, with the passage of the Telecommunications Act of 1996 (the Telecom Act), the FCC is conducting further proceedings to address various pricing and productivity issues, and is performing a broader review of price cap regulation in a competitive environment. Additionally, the FCC will also examine universal service and access charge rules during 1997. The Telecom Act and FCC actions taken to implement provisions of the Telecom Act are discussed further under the heading "Competition."

Following is a summary of significant state regulatory developments.

TEXAS  The Public Utility Regulatory Act, which became effective in May 1995
(PURA), allows the Telephone Company and other Local Exchange Carriers (LECs) to elect to move from rate of return regulation to price regulation with elimination of earnings sharing. In September 1995, the Telephone Company notified the Texas Public Utility Commission (TPUC) that it elected incentive regulation under the new law. Basic local service rates are capped at existing levels for four years following the election. The TPUC is prohibited from reducing switched access rates charged by LECs to interexchange carriers for the four-year election period.

LECs electing price regulation must commit to network and infrastructure improvement goals, including expansion of digital switching and advanced high-speed services to qualifying public institutions, such as schools, libraries and hospitals, requesting the services. PURA also established an infrastructure grant fund for use by public institutions in upgrading their communications and computer technology. PURA provided for a total fund assessment of $150 annually on all telecommunications providers in Texas for a ten-year period, half of which would be paid by the cellular and wireless industry. The provisions establishing different assessment rates for landline and cellular and wireless service providers were ruled unconstitutional under the Texas constitution in January 1996, and the lower rate was ordered to be applied to both categories of service providers, resulting in less than a $150 annual assessment. Based on this order, SBC's total annual payment is estimated to be approximately $35 to $45. The 1997 Texas legislative session is considering this issue with the goal of restoring the assessment to its original $150 annual amount. As a result, SBC's annual payment could increase.

PURA establishes local exchange competition by allowing other companies who desire to provide local exchange services to apply for certification by the TPUC, subject to certain build-out requirements, resale restrictions and minimum service requirements. PURA provides that the Telephone Company will remain the default carrier of "1 plus" intraLATA toll traffic until all LECs are allowed to carry interLATA long-distance.

In 1996, MCI Communications Corporation (MCI) and AT&T Corp. (AT&T) sued the state of Texas, alleging that PURA violates the Texas state constitution, claiming PURA establishes anticompetitive barriers designed to prevent MCI, AT&T and Sprint Corporation (Sprint) from providing local services within Texas. SBC is unable to predict the outcome of this proceeding. During 1996, the TPUC approved the application of Sprint to be granted a certificate of authority to provide local service, waiving the build-out requirements specified under state law for facilities-based certificates of authority. AT&T and MCI have also filed petitions with the FCC arguing the build-out requirements should be preempted; they have also requested TPUC grant them similar treatment as Sprint. TPUC has also requested the FCC issue an expedited ruling on whether PURA's build-out requirements are lawful under the Telecom Act.

More than 80 applications to provide competitive local service certification have been approved by the TPUC, with over 30 more applications pending approval. As a result, the Telephone Company expects competition to continue to develop for local service, but the specific financial impacts of this competition cannot be reasonably estimated until all required tariff filings are approved by the TPUC for the Telephone Company and other companies intending to provide local service.

MISSOURI During 1996, the 1995 Cole County Circuit Court ruling which overturned the August 1994 settlement agreement reached among the Telephone Company, the Missouri Public Service Commission (MPSC) and the Office of Public Counsel (OPC) was upheld on appeal. The practical effect of this decision is to eliminate the prospective commitments under the settlement agreement, including a rate review moratorium and capital investment commitments. The decision has no immediate impact on the Telephone Company's current rates because they were approved by the MPSC in separate proceedings, which were not appealed.

OKLAHOMA On October 30, 1995, the Oklahoma Corporation Commission (OCC) approved a settlement that resolved pending court appeals of a 1992 rate order. Under the terms of the settlement, the Telephone Company paid a cash settlement of $170 to business and residential customers, and offered discounts with a retail value of $268 for certain Telephone Company services. Previously ordered rate reductions of $100 were lowered to $84, of which $57 had already been implemented. The settlement allowed the remaining $27 in rate reductions to be deferred, with approximately $9 becoming effective in 1996 and the remainder during 1997. The settlement also provides that no overearnings complaint can be filed against the Telephone Company until January 1, 1998. The Telephone Company began accruing for the order in 1992, and the settlement and associated costs had been fully accrued as of the end of the third quarter of 1995.

COMPETITION

Competition continues to expand in the telecommunications industry. Legislation and regulation have increased the opportunities for alternative service providers offering telecommunications services. Technological advances have expanded the types and uses of services and products available. Accordingly, SBC faces increasing competition in significant portions of its business.

DOMESTIC

On February 8, 1996, the Telecom Act was enacted into law. The Telecom Act is intended to address various aspects of competition within, and regulation of, the telecommunications industry. The Telecom Act provides that all post-enactment conduct or activities which were subject to the consent decree, referred to as the Modification of Final Judgment (MFJ), issued at the time of AT&T's divestiture of the Regional Holding Companies (RHCs) are now subject to the provisions of the Telecom Act. Among other things, the Telecom Act also defines conditions SBC must comply with before being permitted to offer interLATA long-distance service within the five-state area and establishes certain terms and conditions intended to promote competition for the Telephone Company's local exchange services. Under terms of the Telecom Act, SBC may immediately offer interLATA long-distance outside the five-state area and over its wireless network both inside and outside the five-state area. Before being permitted to offer landline interLATA long-distance service in any state within the Telephone Company's five-state region, SBC must apply for and obtain state-specific approval from the FCC. The FCC's approval, which involves consultation with the United States Department of Justice, requires favorable determinations that the Telephone Company has entered into interconnection agreement(s) that satisfy a 14-point "competitive checklist" with predominantly facilities based carrier(s) that serve residential and business customers or, alternatively, that the Telephone Company has a statement of terms and conditions effective in that state under which it offers the "competitive checklist" items. The FCC must also make favorable public interest and structural separation determinations. The Telecom Act directed the FCC to establish rules and regulations to implement the Telecom Act, and to preempt specific state law provisions under certain circumstances. The Telecom Act also allows RHCs to provide cable services over their own networks, but sets limits on RHCs acquiring interests in cable television operations in their telephone service areas.

In April 1996, the United States District Court for the District of Columbia issued its Opinion and Order terminating the MFJ and dismissing all pending motions related to the MFJ as moot. This ruling effectively ended 13 years of RHC regulation under the MFJ.

In August 1996, the FCC issued rules by which competitors could connect with LECs' networks, including those of the Telephone Company. Among other things, the rules addressed unbundling of network elements, pricing for interconnection and unbundled elements (Pricing Provisions), and resale of network services. The FCC rules were appealed by numerous parties, including SBC, other LECs, various state regulatory commissions and the National Association of Regulatory Utility Commissioners.

On October 15, 1996, the United States Court of Appeals for the Eighth Circuit (Eighth Circuit) issued an order to stay the FCC's Pricing Provisions and its rules permitting new entrants to "pick and choose" among the terms and conditions of approved interconnection agreements. The stay provides that it will remain in effect while the Eighth Circuit considers the validity of the rules. Other provisions of rules adopted by the FCC to implement the Telecom Act remain in effect.

The effects of the FCC rules are dependent on many factors including, but not limited to: the ultimate resolution of the pending appeals; the number and nature of competitors requesting interconnection, unbundling or resale; and the results of the state regulatory commissions' review and handling of related matters within their jurisdictions. Accordingly, SBC is not able to assess the impact of the FCC rules.

Recently enacted and pending state laws and regulations also allow increased competition for local exchange services. Companies wishing to provide competitive local service have filed numerous applications with state commissions throughout the Telephone Company's five-state area, and the commissions of each state have begun approving these applications. Under the Telecom Act, companies seeking to interconnect to the Telephone Company's network and exchange local calls must enter into interconnection agreements with the Telephone Company, which are then subject to approval by the appropriate state commission. Numerous interconnection agreements have been entered into and approved in the Telephone Company's five-state area. Several companies who have failed to agree on all interconnection terms have filed for arbitration before the state commissions.

In October 1996, the TPUC announced its ruling in a consolidated arbitration hearing between the Telephone Company and AT&T, MCI, MFS Communications Company, Inc. (MFS), Teleport Communications Group, and American Communications Services, Inc. The TPUC approved interim interconnection rates to be charged by the Telephone Company as well as certain other terms of interconnection between the parties. Some agreements containing the arbitrated rates and terms have been approved by the TPUC. The Telephone Company also filed revised cost support for the establishment of permanent rates with the TPUC, with an anticipated effective date of April 1997. The Telephone Company has filed suit in state and federal court maintaining that, for various reasons, the arbitration award is unlawful.

In Missouri, the MPSC issued orders on a consolidated arbitration hearing with AT&T and MCI and on selected items with MFS. Among other terms, the orders established discount rates for resale of Telephone Company services and prices for unbundled network elements. The Telephone Company has filed suit in federal court appealing the orders as unlawful.

As a result of the Telecom Act and conforming interconnection agreements, the Telephone Company expects in 1997 it will experience local exchange competition from multiple providers in various markets. SBC intends to use approved agreements in support of its application to the FCC to provide interLATA long-distance service in the Telephone Company's five-state area.

The Telephone Company also faces competition from various local service providers that bypass the local exchange network. Some of these providers have built fiber optic "rings" throughout large metropolitan areas to provide transport services (generally high-speed data) for large business customers and interexchange carriers. Others provide high-usage customers, particularly large businesses, alternative telecommunications links for voice and data, such as private network systems, shared tenant services or private branch exchange (PBX) systems (which are customer-owned and provide internal switching functions without using Telephone Company central office facilities). The extent of the economic incentive to bypass the local exchange network depends upon local exchange prices, access charges, regulatory policy and other factors. End user charges ordered by the FCC are designed in part to mitigate the effect of system bypass.

Competition continues to intensify in the Telephone Company's intraLATA toll markets. Principal competitors are interexchange carriers, which are assigned an access code (e.g., "10XXX") used by their customers to route intraLATA calls through the interexchange carrier's network, and resellers, which sell toll services obtained at bulk rates.

In 1993, the FCC adopted an order allocating radio spectrum and outlining the development of licenses for new personal communications services (PCS). PCS utilizes wireless telecommunications digital technology at a higher frequency radio spectrum than cellular. Like cellular, it is designed to permit access to a variety of communications services regardless of subscriber location. In an FCC auction, which concluded in March 1995, PCS licenses were awarded in 51 major markets. SBC acquired PCS licenses in the Major Trading Areas (MTAs) of Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma. SBC is currently in the build out phase of PCS in Tulsa, Oklahoma. During 1996, SBC received several AT&T cellular networks in Arkansas in exchange for SBC's PCS licenses in Memphis, Tennessee and Little Rock, Arkansas and other consideration. In an FCC auction concluded January 1997, SBC acquired eight additional PCS licenses for Basic Trading Areas (BTAs) that are within its five-state area. SBC plans to build out the new BTAs as part of its strategy to be a full service telecommunications provider. Including these new BTAs, SBC will be able to offer approximately 85% of its landline local service customers wireless service as well.

Companies granted licenses in MTAs and BTAs where SBC also provides service include subsidiaries and affiliates of AT&T, Sprint and other RHCs. The degree of competition which SBC will encounter from PCS providers will depend on the timing and extent of the build out of PCS services.

In the future, it is likely that additional competitors will emerge in the telecommunications industry. Cable television companies and electric utilities have expressed an interest in, or already are, providing telecommunications services. As a result of recent and prospective mergers and acquisitions within the industry, SBC may face competition from entities offering both cable TV and telephone services in the Telephone Company's operating territory.
Interexchange carriers have been certified to provide local service, and a number of other major carriers have publicly announced their intent to provide local service in certain markets, some of which are in the Telephone Company's five-state area.

SBC is aggressively representing its interests regarding competition before federal and state regulatory bodies, courts, Congress and state legislatures. SBC will continue to evaluate the increasingly competitive nature of its business to develop appropriate competitive, legislative and regulatory responses.

INTERNATIONAL

Telmex was granted a concession in 1990 which expired in August 1996, as the sole provider of long-distance services in Mexico. In 1995, the Mexican Senate and Chamber of Deputies passed legislation encompassing a series of rules for the introduction of competition into the Mexican long-distance market previously issued by the Mexican Secretary of Communication and Transportation. Those rules specified that there would be an unlimited number of long-distance concessions and that Telmex was required to provide 60 interconnection points by January 1, 1997, and more than 200 interconnection points by the year 2000. Several large competitors have announced their intention to compete with Telmex and have filed for licenses, including a joint venture between AT&T and Alfa, a Mexican consortium, and Avantel, S.A., a joint venture between MCI and Grupo Financiero Banamex-Accival, Mexico's largest financial group. Balloting for presubscription of long-distance service has begun among Telmex's customers in selected areas.

OTHER BUSINESS MATTERS

MERGER AGREEMENT On April 1, 1996, SBC and Pacific Telesis Group (PAC) jointly announced a definitive agreement to merge an SBC subsidiary with PAC, in a transaction in which each share of PAC common stock will be exchanged for 0.733 of a share of SBC common stock, subject to adjustment as described in the merger agreement based upon an allocation of the costs, fees and expenses and other financial effects incurred or sustained in connection with obtaining state regulatory approvals. After the merger, PAC will be a wholly-owned subsidiary of SBC. The transaction is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. On July 31, 1996, the shareowners of SBC and PAC each approved the transaction, which had previously been approved by the board of directors of each company. On November 5, 1996, the United States Department of Justice announced it would not initiate action on the merger under the Hart-Scott-Rodino antitrust law. The Public Service Commission of Nevada approved the merger on December 31, 1996. The FCC approved the transfer of licenses from PAC to SBC on January 31, 1997. The merger agreement is subject to certain other regulatory approvals, including approval by the California Public Utilities Commission, which has established a schedule for review of the transaction with approval expected before the end of the first quarter of 1997. If approvals are granted, the transaction is expected to close in the first half of 1997 (see Note 3 to the financial statements for more information).

ACQUISITIONS AND DISPOSITIONS SBC made several acquisitions and dispositions in 1996, 1995 and 1994.

SBC's acquisitions of two cable television systems located in Montgomery County, Maryland, and Arlington County, Virginia, the domestic wireless business of Associated Communications Corporation, adjacent properties in New York state and an indirect 10% ownership of a nationwide cellular company in France are described in Note 12 to the financial statements. In addition, the merger of SBC's United Kingdom cable television operations into TeleWest is described in
Note 12 to the financial statements.

In October 1994, SBC sold an additional 25% of its United Kingdom cable television operations to Cox Cable Communications. From October 1994 until the merger into TeleWest in 1995, SBC's United Kingdom cable television investment was accounted for under the equity method. In December 1996, SBC made an additional investment to maintain its indirect 10% ownership in the French cellular company to offset dilution of its interest resulting from other equity sales.

During 1995, SBC also purchased a wireless system serving Watertown, New York, and, as previously discussed, obtained at auction PCS licenses in Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma. During 1996, SBC received several AT&T cellular networks in Arkansas in exchange for SBC's PCS licenses in Memphis, Tennessee and Little Rock, Arkansas and other consideration.

In 1995, SBC made an equity investment in Chile, purchasing 40% of VTR S.A.
(VTR), a privately owned telecommunications holding company, for $317. VTR provides local, long-distance, wireless and cable television services in Chile and is 51% owned by Grupo Luksic, a large Chilean conglomerate. During 1996, SBC increased its holding in VTR to 49% through the purchase of shares from another minority shareowner. Also, in 1995, SBC made an equity investment in a South African wireless company.

Except as discussed in Note 12 to the financial statements, none of these transactions had a material effect on SBC's financial results in 1996, 1995 or 1994, nor does management expect them to have a material effect on SBC's financial position or results of operations in 1997.

STRATEGIC REALIGNMENT In July 1995, SBC announced a strategic realignment which positions the company to be a single-source provider of telecommunications services. All of SBC's operations within the five-state area report to one management group, while international operations and domestic operations outside the five-state area report to a separate management group.

In connection with this realignment of functions, in 1995 SBC recognized $139 in selling, general and administrative expenses. These expenses include postemployment benefits for approximately 2,400 employees arising from the future consolidation of operations within the five-state area, streamlining support and administrative functions and integrating financial systems. Implementation of the realignment has been delayed due to the pending merger with PAC. The charge reduced net income for 1995 by approximately $88.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES AND OTHER COMMITMENTS

To provide high-quality communications services to its customers, SBC, particularly the Telephone Company and Mobile Systems, must make significant investments in property, plant and equipment. The amount of capital investment is influenced by regulatory commitments and demand for services and products.

SBC's capital expenditures totaled $3,027, $2,336 and $2,350 for 1996, 1995 and 1994. In 1996, Telephone Company and Mobile Systems expenditures increased 33% and 10%. The Telephone Company's increase in capital expenditures was due primarily to demand-related growth, network upgrades, customer-contracted requirements, regulatory commitments and ISDN projects. Mobile Systems expenditures increased due primarily to continued growth.

SBC's total reported 1995 capital expenditures were relatively unchanged compared to 1994. Reported decreases in SBC's capital expenditures related to the change in accounting for its United Kingdom cable television operations were offset by capital expenditures increases of 5% at the Telephone Company and 6% at Mobile Systems.

In 1997, management expects total capital spending to increase from 1996, to between $3,300 and $3,500. Capital expenditures in 1997 will relate primarily to the continued evolution of the Telephone Company's network, including amounts agreed to under regulation plans, and continued build out of Mobile Systems' markets. SBC expects to fund ongoing capital expenditures with cash provided by operations.

The Telephone Company continues to make additional network and infrastructure improvements over periods ranging through 2001 to satisfy regulatory commitments. Total capital expenditures under these commitments can vary based on actual demand of potential end users. The Telephone Company anticipates spending approximately $150 to $200 in 1997 associated with these commitments.

Over the next few years, SBC is expecting to incur significant software expenditures for interconnection and customer number portability. The extent and timing of these expenditures will vary depending on the timing and nature of regulatory actions and corresponding or compensating network improvements.

DIVIDENDS DECLARED

Dividends declared by SBC totaled $1,042 ($1.72 per share) in 1996, $1,004 ($1.65 per share) in 1995 and $954 ($1.58 per share) in 1994. Management's dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities.

CASH, LINES OF CREDIT AND CASH FLOWS

SBC had $242 of cash and cash equivalents available at December 31, 1996. Commercial paper borrowings as of December 31, 1996, totaled $1,318. SBC has entered into agreements with several banks for lines of credit totaling $750, all of which may be used to support commercial paper borrowings. SBC had no borrowings outstanding under these lines of credit as of December 31, 1996.

During 1996, as in 1995 and 1994, SBC's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. In 1996, 1995 and 1994, cash provided by operating activities was reduced by the contribution of $57, $151 and $134 to the collectively bargained Voluntary Employee Beneficiary Association trusts for the future payment of postretirement benefits. Net cash provided by operating activities exceeded SBC's construction and capital expenditures during 1996, as in 1995 and 1994; this excess is referred to as free cash flow, a supplemental measure of liquidity. SBC generated free cash flow of $1,797, $1,685 and $1,618 in 1996, 1995 and 1994.

During 1995, the Telephone Company refinanced long-term debt with an aggregate principal amount of $450. Since June 1991, the Telephone Company has refinanced $3,632 in long-term debt.

TOTAL CAPITAL

SBC's total capital consists of debt (long-term debt and debt maturing within one year) and shareowners' equity. Total capital increased $454 in 1996 and decreased $2,265 in 1995. The increase in 1996 was due to the reinvestment of earnings, partially offset by the acquisition of treasury shares. The decrease in 1995 was due to the effects of the discontinuance of regulatory accounting. Absent this extraordinary charge, total capital increased by $554 in 1995 due primarily to the reinvestment of earnings, partially offset by foreign currency translation adjustments resulting from the decline in the value of the Mexican peso.

DEBT RATIO

SBC's debt ratio (long-term debt and debt maturing within one year, as a percentage of total capital) was 51.4%, 54.0% and 47.4% at December 31, 1996, 1995 and 1994. The debt ratio is affected by the same factors that affect total capital. For 1995, the decrease in equity caused by the discontinuance of regulatory accounting increased the debt ratio by 9.2 percentage points.

SHARE REPURCHASES

See Note 11 to the financial statements.

EMPLOYEE STOCK OWNERSHIP PLANS

See Note 9 to the financial statements.



Consolidated Statements of Income

Dollars in millions except per share amounts
                                                     1996        1995       1994
Operating Revenues
Local service                                    $  7,394    $  6,549    $ 5,788
Network access                                      3,244       3,067      2,857
Long-distance service                                 945         841        917
Directory advertising                                 914         953        947
Other                                               1,401       1,260      1,263
Total operating revenues                           13,898      12,670     11,772

Operating Expenses
Cost of services and products                       4,135       3,806      3,747
Selling, general and administrative                 3,967       3,657      3,225
Depreciation and amortization                       2,240       2,170      2,038
Total operating expenses                           10,342       9,633      9,010
Operating Income                                    3,556       3,037      2,762

Other Income (Expense)
Interest expense                                     (472)       (515)      (480)
Equity in net income of affiliates                    244         156        223
Other income (expense) - net                          (61)        114        (71)
Total other income (expense)                         (289)       (245)      (328)
Income Before Income Taxes and Extraordinary Loss   3,267       2,792      2,434

Income Taxes
Federal                                             1,057         824        684
State and local                                       109          79        101
Total income taxes                                  1,166         903        785

Income Before Extraordinary Loss                    2,101       1,889      1,649
Extraordinary Loss from Discontinuance of
Regulatory Accounting, net of tax                                -        (2,819)       -
Net Income (Loss)                                $  2,101    $   (930)   $ 1,649

Earnings Per Common Share:
Income Before Extraordinary Loss                 $   3.46    $    3.10   $  2.74
Extraordinary Loss                                    -          (4.63)      -
Net Income (Loss)                                $   3.46    $   (1.53)  $  2.74
Weighted Average Number of Common
  Shares Outstanding (in millions)                    607         609        601

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
Dollars in millions except per share amounts
                                                                              December 31,
                                                                        1996         1995
Assets
Current Assets
Cash and cash equivalents                                            $   242    $     490
Short-term cash investments and other current assets                     513          310
Accounts receivable - net of allowances for uncollectibles
  of $148 and $134                                                     2,575        2,389
Material and supplies                                                    116          131
Prepaid expenses                                                         261          157
Deferred charges                                                         205          202
Total current assets                                                   3,912        3,679
Property, Plant and Equipment - Net                                   14,007       12,988
Intangible Assets - Net of Accumulated Amortization of
  $607 and $548                                                        2,485        2,679
Investments in Equity Affiliates                                       1,955        1,586
Other Assets                                                           1,090        1,070
Total Assets                                                         $23,449    $  22,002


Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                                        $ 1,722    $   1,680
Accounts payable and accrued liabilities                               3,839        3,125
Dividends payable                                                        259          251
Total current liabilities                                              5,820        5,056
Long-Term Debt                                                         5,505        5,672

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                                    784          723
Postemployment benefit obligation                                      2,720        2,736
Unamortized investment tax credits                                       255          287
Other noncurrent liabilities                                           1,530        1,272
Total deferred credits and other noncurrent liabilities                5,289        5,018

Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)       -             -
Common shares ($1 par value, 2,200,000,000 authorized: issued
 620,483,301 at December 31, 1996 and 1995)                              620          620
Capital in excess of par value                                         6,322        6,298
Retained earnings                                                      1,739          672
Guaranteed obligations of employee stock ownership plans                (229)        (272)
Foreign currency translation adjustment                                 (633)        (581)
Treasury shares (20,616,939 at December 31, 1996 and 11,122,981 at
  December 31, 1995, at cost)                                           (984)        (481)
Total shareowners' equity                                              6,835        6,256
Total Liabilities and Shareowners' Equity                            $23,449    $  22,002

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in millions, increase (decrease) in cash and cash equivalents

                                                                  1996      1995         1994
Operating Activities
Net income (loss)                                               $2,101    $ (930)     $ 1,649
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Depreciation and amortization                                 2,240     2,170        2,038
   Undistributed earnings from investments in equity affiliates   (174)      (94)        (134)
   Provision for uncollectible accounts                            226       178          153
   Amortization of investment tax credits                          (32)      (42)         (61)
   Pensions and other postemployment expenses                      221       138          202
   Deferred income tax expense                                     165       463         (124)
   Extraordinary loss, net of tax                                   -      2,819           -
   Changes in operating assets and liabilities:
      Accounts receivable                                         (412)     (363)        (303)
      Other current assets                                        (106)       33          (90)
      Accounts payable and accrued liabilities                     660      (186)         430
   Other - net                                                     (65)     (165)         208
Total adjustments                                                2,723     4,951        2,319
Net Cash Provided by Operating Activities                        4,824     4,021        3,968

Investing Activities
Construction and capital expenditures                           (3,027)   (2,336)     (2,350)
Investments in affiliates                                          (29)      (16)        (22)
Purchase of short-term investments                              (1,005)     (704)        (325)
Proceeds from short-term investments                               816       587          390
Dispositions                                                        67         -          141
Acquisitions                                                      (264)     (538)      (1,182)
Net Cash Used in Investing Activities                           (3,442)   (3,007)      (3,348)

Financing Activities
Net change in short-term borrowings with original
 maturities of three months or less                                  5      (111)         463
Issuance of other short-term borrowings                            209        91           36
Repayment of other short-term borrowings                          (134)      (91)         (41)
Issuance of long-term debt                                         209       981          345
Repayment of long-term debt                                       (393)     (272)        (450)
Early extinguishment of debt and related call premiums              -       (465)          -
Issuance of common shares                                           -          -           40
Purchase of treasury shares                                       (650)     (216)        (447)
Issuance of treasury shares                                         52        82           18
Dividends paid                                                    (928)     (888)        (837)
Net Cash Used in Financing Activities                            (1,630)    (889)        (873)
Net increase (decrease) in cash and cash equivalents              (248)      125         (253)
Cash and cash equivalents beginning of year                        490       365          618
Cash and Cash Equivalents End of Year                           $  242    $  490      $   365
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareowners' Equity
Dollars in millions except per share amounts
                                                                                 Guaranteed
                                                                                Obligations
                                                                                of Employee     Foreign
                                                           Capital in                 Stock    Currency
                                             Common Shares  Excess of  Retained   Ownership Translation     Treasury  Shares
                                           Shares   Amount  Par Value  Earnings       Plans  Adjustment      Shares   Amount   Total
Balance, December 31, 1993            602,744,484     $603     $5,577    $1,891      $(353)       $(40)  (2,510,404)  $(110)  $7,568
Net income for the year
  ($2.74 per share)                        -            -         -       1,649         -            -         -         -
Dividends to shareowners
  ($1.58 per share)                        -            -         -        (954)        -            -         -         -
Reduction of debt associated with
   Employee Stock Ownership Plans          -            -         -          -          38           -         -         -
Foreign currency translation adjustment,
  net of income tax benefit of $197        -            -         -          -          -         (326)        -         -
Issuance of common shares:
  Dividend Reinvestment Plan            3,334,668        3        134        -          -           -          -         -
  Other issuances                      14,404,149       14        571        -          -           -          -         -
Purchase of treasury shares                -            -         -          -          -           -   (11,301,550)   (447)
Issuance of treasury shares                -            -           4        -          -           -     2,410,326      94
Other                                      -            -         -           7         -           -          -         -
Balance, December 31, 1994            620,483,301      620      6,286     2,593       (315)       (366) (11,401,628)   (463)   8,355

Net income (loss) for the year
  ($(1.53) per share)                      -            -         -        (930)        -           -          -         -
Dividends to shareowners
  ($1.65 per share)                        -            -         -      (1,004)        -           -          -         -
Reduction of debt associated with
   Employee Stock Ownership Plans          -            -         -          -          43          -          -         -
Foreign currency translation
   adjustment, net of income tax
   benefit of $116                         -            -         -          -          -         (215)        -         -
Purchase of treasury shares                -            -         -          -          -           -    (4,610,713)   (216)
Issuance of treasury shares:
  Dividend Reinvestment Plan               -            -          19        -          -           -     2,730,666     111
  Other issuances                          -            -          (7)       -          -           -     2,158,694      87
Other                                      -            -         -          13         -           -          -         -
Balance, December 31, 1995            620,483,301      620      6,298       672       (272)       (581) (11,122,981)   (481)   6,256

Net income for the year
  ($3.46 per share)                        -            -         -       2,101         -           -          -         -
Dividends to shareowners
  ($1.72 per share)                        -            -         -      (1,042)        -           -          -         -
Reduction of debt associated with
   Employee Stock Ownership Plans          -            -         -          -          43          -          -         -
Foreign currency translation
   adjustment, net of income tax
   benefit of $28                          -            -         -          -          -          (52)        -         -
Purchase of treasury shares                -            -         -          -          -           -    (13,099,709)  (650)
Issuance of treasury shares:
   Dividend Reinvestment Plan              -            -           26       -          -           -      2,667,752    109
   Other issuances                         -            -           (5)      -          -           -        937,999     38
Other                                      -            -            3        8         -           -           -          -
Balance, December 31, 1996            620,483,301     $620      $6,322   $1,739      $(229)      $(633)  (20,616,939)  $(984) $6,835

The accompanying notes are an integral part of the consolidated financial statements.


Notes to Consolidated Financial Statements
Dollars in millions except per share amounts


1.   Summary of Significant Accounting Policies

     Basis of Presentation - The consolidated financial statements include the accounts of SBC Communications Inc. and its majority-owned subsidiaries
     (SBC). SBC's subsidiaries and affiliates operate predominantly in the communications services industry, providing landline and wireless telecommunications services and equipment, directory advertising and cable television services both domestically and worldwide. Southwestern Bell Telephone Company (Telephone Company) is SBC's largest subsidiary, providing telecommunications services in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area).

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

     Cash Equivalents - Cash equivalents include all highly liquid investments with original maturities of three months or less.

     Deferred Charges - Certain sales commissions are deferred and amortized over 12 months. Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

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


     Property, plant and equipment is depreciated using straight-line methods over their estimated useful lives, generally ranging from 3 to 50 years. Prior to September 1995, the Telephone Company computed depreciation using certain straight-line methods and rates as prescribed by regulators. In accordance with composite group depreciation methodology, when a portion of the Telephone Company's depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is charged to accumulated depreciation.

     Intangible Assets - Intangible assets consist primarily of wireless and cable television licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years. At December 31, 1996 and 1995, amounts included in net intangible assets for licenses were $1,838 and $1,798. Management periodically reviews the carrying value and lives of all intangible assets based on expected future cash flows.

     Foreign Currency Translation - Local currencies are generally considered the functional currency for SBC's share of foreign operations, except in countries considered highly inflationary. SBC translates its share of foreign assets and liabilities at current exchange rates. Revenues and expenses are translated using average rates during the year. The ensuing foreign currency translation adjustments are recorded as a separate component of Shareowners' Equity. Other transaction gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

     Earnings Per Common Share - The earnings per common share computation uses the weighted average number of common shares outstanding, including shares held by employee stock ownership plans. Common stock equivalents outstanding are not considered dilutive.

2.   Discontinuance of Regulatory Accounting

     In September 1995, the Telephone Company discontinued its application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71). FAS 71 requires depreciation of telephone plant using lives set by regulators which are generally longer than those established by unregulated companies, and deferral of certain costs and obligations based on regulatory actions (regulatory assets and liabilities). As a result of the adoption of price-based regulation for most of the Telephone Company's revenues and the acceleration of competition in the telecommunications market, management determined that the Telephone Company no longer met the criteria for application of FAS 71.

     Upon discontinuance of FAS 71, the Telephone Company recorded a non-cash, extraordinary charge to net income of $2,819 (after a net deferred tax benefit of $1,764). This charge is comprised of an after-tax charge of $2,897 to reduce the net carrying value of telephone plant, partially offset by an after-tax benefit of $78 for the elimination of net regulatory liabilities. The components of the charge are as follows:

                                                        Pre-tax    After-tax
Increase telephone plant accumulated depreciation        $4,657     $ 2,897
Adjust unamortized investment tax credits                   (41)        (25)
Eliminate tax-related regulatory assets and liabilities     (88)        (88)
Eliminate other regulatory assets                            55          35
Total                                                    $4,583     $ 2,819

     The increase in accumulated depreciation of $4,657 reflects the effects of adopting depreciable lives for many of the Telephone Company's plant categories which more closely reflect the economic and technological lives of the plant. The adjustment was supported by a discounted cash flow analysis which estimated amounts of telephone plant that may not be recoverable from future discounted cash flows. This analysis included consideration of the effects of anticipated competition and technological changes on plant lives and revenues. The adjustment also included elimination of accumulated depreciation deficiencies recognized by regulators and amortized as part of depreciation expense.

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

     The increase in accumulated depreciation also includes an adjustment of approximately $450 to fully depreciate analog switching equipment scheduled for replacement. Remaining analog switching equipment is being depreciated using an average remaining life of four years.

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

3.   Merger Agreement

     On April 1, 1996, SBC and Pacific Telesis Group (PAC) jointly announced a definitive agreement to merge an SBC subsidiary with PAC, in a transaction in which each share of PAC common stock will be exchanged for 0.733 of a share of SBC common stock (equivalent to approximately 314 million shares), subject to adjustment as described in the merger agreement based upon an allocation of the costs, fees and expenses and other financial effects incurred or sustained in connection with obtaining state regulatory approvals. After the merger, PAC will be a wholly-owned subsidiary of SBC. The transaction is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. On July 31, 1996, the shareowners of SBC and PAC each approved the transaction, which had previously been approved by the board of directors of each company. On November 5, 1996, the United States Department of Justice announced it would not initiate action on the merger under the Hart-Scott-Rodino antitrust law. The Public Service Commission of Nevada approved the merger on December 31, 1996. The FCC approved the transfer of licenses from PAC to SBC on January 31, 1997. The merger agreement is subject to certain other regulatory approvals, including approval by the California Public Utilities Commission, which has established a schedule for review of the transaction with approval expected before the end of the first quarter of 1997. If approvals are granted, the transaction is expected to close in the first half of 1997.

     The pro forma effect on SBC's consolidated statements of income had the merger occurred on January 1, 1994 is as follows:

Pro Forma (unaudited):                          1996        1995        1994
Operating revenues                           $23,486     $21,712     $21,007
Income before extraordinary loss and
  cumulative effect of accounting changes    $ 3,158     $ 2,937     $ 2,808
Net income (loss)                            $ 3,243     $(3,242)    $ 2,808
Income before extraordinary loss and
  cumulative effect of accounting changes
  per common share                           $  3.43     $  3.19     $  3.08
Net income (loss) per common share           $  3.52     $ (3.52)    $  3.08


     This pro forma information does not include the effect of changes, which will be applied retroactively, to conform accounting methodologies between PAC and SBC for, among other items, pensions, postretirement benefits, sales commissions or merger transaction costs and certain deferred tax adjustments resulting from the merger. Based on information currently available, management estimates these changes will not materially affect the pro forma operating revenues or income before extraordinary loss and cumulative effect of accounting changes, and estimates the changes will reduce the pro forma 1995 extraordinary loss from discontinuance of regulatory accounting by between $100 and $200.

4.   Property, Plant and Equipment

     Property, plant and equipment is summarized as follows at December 31:

                                      1996          1995
Telephone Company plant
     In service                   $ 29,035      $ 27,764
     Under construction                312           245
                                    29,347        28,009
Accumulated depreciation and
  amortization                     (17,588)      (16,882)
Total Telephone Company             11,759        11,127
Other                                3,407         2,781
Accumulated depreciation and
  amortization                      (1,159)         (920)
Total other                          2,248         1,861
Property, plant and equipment--net $ 14,007      $ 12,988

     SBC's depreciation expense as a percentage of average depreciable plant was 6.8% for 1996 and 6.9% for 1995 and 1994.

     Certain facilities and equipment used in operations are under operating or capital leases. Rental expenses under operating leases for 1996, 1995 and 1994 were $171, $138 and $126. At December 31, 1996, the future minimum rental payments under noncancelable operating leases for the years 1997 through 2001 were $105, $91, $94, $51 and $30 and $167 thereafter. Capital leases were not significant.

5.    Equity Investments

     Investments in affiliates accounted for under the equity method consist principally of SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. SBC is a member of a consortium that holds all of the Class AA shares of Telmex stock, representing voting control of the company. The consortium is controlled by a group of Mexican investors led by an affiliate of Grupo Carso, S.A.
     de C.V.  SBC also owns Class L shares which have limited voting rights.
     In January 1997, SBC sold a portion of its Class L shares so that its total equity investment was below 10% of Telmex's total equity capitalization.

     In December 1994 SBC made an equity investment in French cellular operations (see Note 12). Other equity investments held by SBC include interests in Australian and Israeli operations which provide directory, cable television and other services, minority ownership of several domestic wireless properties and 1995 investments in Chilean telecommunications and South African wireless operations.

     The following table is a reconciliation of SBC's investments in equity affiliates:

                                   1996       1995        1994
Beginning of year              $  1,586    $ 1,748     $ 1,421
Additional investments              292        409         626
Equity in net income                244        156         223
Dividends received                  (70)       (62)        (89)
Currency translation adjustment     (94)      (268)       (560)
Reclassifications and other
  adjustments                        (3)      (397)        127
End of year                    $  1,955    $ 1,586     $ 1,748

     Currency translation adjustments for 1995 and 1994 primarily reflect the effect on SBC's investment in Telmex resulting from the decline in the value of the Mexican peso relative to the U.S. dollar during those years. Beginning in 1997, SBC will use the U.S. dollar, instead of the peso, as the functional currency for its investment in Telmex due to the Mexican economy becoming highly inflationary.

     Other adjustments for 1995 reflect the change to the cost method of accounting in October 1995 for SBC's United Kingdom cable television operations (see Note 12) and the reclassification of a credit deferred in 1994 pending completion of the French cellular investment in 1995. Other adjustments for 1994 reflect the change to the equity method of accounting for SBC's previously consolidated United Kingdom cable television operations.

     Undistributed earnings from equity affiliates were $837 and $663 at December 31, 1996 and 1995.

6.   Debt

     Long-term debt, including interest rates and maturities, is summarized as follows at December 31:

                                         1996          1995
Telephone Company debentures
   4.50%-5.88% 1997-2006              $   600      $    600
   6.12%-6.88% 2000-2024                1,200         1,200
   7.00%-7.75% 2009-2026                1,500         1,500
   8.30%  1996                              -           200
                                        3,300         3,500
Unamortized discount--net of premium      (29)          (31)
Total Telephone Company debentures      3,271         3,469
Telephone Company notes
   5.04%-7.67% 1997-2010                1,118           950
Unamortized discount                       (6)           (5)
Total Telephone Company notes           1,112           945
Other notes
   5.70%-6.98% 1996-2007                  299           306
   7.00%-8.81% 1996-2020                1,021         1,129
                                        1,320         1,435
Unamortized discount                      (14)          (21)
Total other notes                       1,306         1,414
Guaranteed obligations of employee
stock ownership plans (1)
   8.41%-9.40% 1996-2000                  208           260
Capitalized leases                         12            26
Total long-term debt, including
  current maturities                    5,909         6,114
Current maturities                       (404)         (442)
Total long-term debt                  $ 5,505      $  5,672

 (1) See Note 9.

     During 1995, SBC refinanced long-term debentures of the Telephone Company. Costs of $18 associated with refinancing are included in other income (expense) - net, with related income tax benefits of $7 included in income taxes in SBC's Consolidated Statements of Income.

     At December 31, 1996, the aggregate principal amounts of long-term debt scheduled for repayment for the years 1997 through 2001 were $404, $302, $447, $323 and $270. As of December 31, 1996, SBC was in compliance with all covenants and conditions of instruments governing its debt.

Debt maturing within one year consists of the following at December 31:


                                         1996           1995
Commercial paper                      $ 1,318        $ 1,238
Current maturities of long-term debt      404            442
Total                                 $ 1,722        $ 1,680

     The weighted average interest rate on commercial paper debt at December 31, 1996 and 1995 was 5.5% and 5.7%. SBC has entered into agreements with several banks for lines of credit totaling $750. All of these agreements may be used to support commercial paper borrowings and are on a negotiated fee basis with interest rates negotiable at time of borrowing. There were no borrowings outstanding under these lines of credit at December 31, 1996.

7.   Financial Instruments

     The carrying amounts and estimated fair values of SBC's long-term debt, including current maturities, are summarized as follows at December 31:

                                     1996               1995
                              Carrying   Fair      Carrying    Fair
                               Amount    Value      Amount     Value
Telephone Company debentures   $3,271    $3,208    $3,469    $3,553
Telephone Company notes         1,112     1,115       945       965
Other notes                     1,306     1,338     1,414     1,468
Guaranteed obligations of
  employee stock ownership plans  208       219       260       280



     The fair values of SBC's long-term debt were estimated based on quoted market prices, where available, or on discounted future cash flows using current interest rates. The carrying amounts of commercial paper debt approximate fair values.

     SBC does not hold or issue any financial instruments for trading purposes. SBC's cash equivalents and short-term investments are recorded at amortized cost. Short-term investments were $432 and $243 at December 31, 1996 and 1995. The carrying amounts of cash and cash equivalents and short-term investments approximate fair values.

8.   Income Taxes

     Significant components of SBC's deferred tax liabilities and assets are as follows at December 31:

                                        1996         1995
Depreciation and amortization           $2,313       $2,166
Other                                      598          556
Gross deferred tax liabilities           2,911        2,722
Employee benefits                        1,485        1,373
Unamortized investment tax credits          96          108
Other                                      563          604
Gross deferred tax assets                2,144        2,085
Deferred tax assets valuation allowance     96          110
Net deferred tax liabilities            $  863       $  747


     As a result of implementing Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993, the Telephone Company recorded a net reduction in its deferred tax liability. This reduction was substantially offset by the establishment of a net regulatory liability, which was eliminated with the discontinued application of FAS 71 in September 1995 (see Note 2).

    The decrease in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

     The components of income tax expense are as follows:

                                           1996     1995       1994
Federal
   Current                               $  940   $  421    $   867
   Deferred--net                            149      445       (122)
   Amortization of investment tax credits   (32)     (42)       (61)
                                          1,057      824        684
State and local
   Current                                   92       61        103
   Deferred--net                             17       18         (2)
                                            109       79        101
Total                                 $   1,166   $  903    $   785

     A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes and extraordinary loss is as follows:

                                                                         1996      1995     1994
Taxes computed at federal statutory rate                             $  1,143  $   977   $   852
Increases (decreases) in taxes resulting from:
Amortization of investment tax credits over the life of the plant
   that gave rise to the credits--1996 and 1995, net of deferred tax     (21)      (39)     (61)
Excess deferred taxes due to rate change                                  -        (24)      (35)
Depreciation of telephone plant construction costs previously
   deducted for tax purposes--net                                         -         14       18
State and local income taxes--net of federal tax benefit                  71        51        66
Other--net                                                               (27)      (76)      (55)
Total                                                                $  1,166  $   903   $   785


9.   Employee Benefits

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

     Net pension cost is composed of the following:

                                                     1996       1995    1994
Service cost--benefits earned during the period   $   182   $    163 $   157
Interest cost on projected benefit obligation         514        486     464
Actual return on plan assets                       (1,209)    (2,017)    149
Other--net                                            642      1,495    (670)
Net pension cost                                  $   129   $    127 $   100


     The following table sets forth the pension plans' funded status and the amounts included in SBC's Consolidated Balance Sheets at December 31:

                                                      1996      1995
Fair value of plan assets                         $  9,293   $ 8,529
Less: Actuarial present value of projected
  benefit obligation                                 7,376     7,276
Plan assets in excess of projected benefit
  obligation                                         1,917     1,253
Unrecognized prior service cost                        842       950
Unrecognized net gain                               (2,447)   (1,608)
Unamortized transition asset                          (605)     (686)
Accrued pension cost                              $   (293)  $   (91)

     Significant assumptions used in developing pension information include:

                                                           1996    1995  1994
Discount rate for determining projected benefit obligation 7.5%    7.25%  7.5%
Long-term rate of return on plan assets                    8.0%     8.0%  8.0%
Composite rate of compensation increase                    4.6%     4.6%  4.6%

     The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

     The actuarial estimate of the accumulated benefit obligation does not include assumptions about future compensation levels. The accumulated benefit obligation as of December 31, 1996, was $6,562, of which $5,512 was vested. At December 31, 1995, these amounts were $6,350 and $5,607.

     In December 1996, under the provisions of Section 420 of the Internal Revenue Code, SBC transferred $73 in pension assets to a health care benefit account for the reimbursement of retiree health care benefits paid by SBC.

     Supplemental Retirement Plans - SBC also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. The plans allow employees to defer and invest portions of their current compensation for later payment, and SBC matches a percentage of the compensation deferral according to thresholds specified in the plans. Expenses related to these plans were $69, $68 and $68 in 1996, 1995 and 1994. Liabilities of $626 and $584 related to these plans have been included in other noncurrent liabilities in SBC's Consolidated Balance Sheets at December 31, 1996 and 1995.

     Postretirement Benefits - SBC provides certain medical, dental and life insurance benefits to substantially all retired employees and accrues actuarially determined postretirement benefit costs as active employees earn these benefits.
     Postretirement benefit cost is composed of the following:

                                                                1996      1995       1994

 Service cost--benefits earned during the period               $  55     $  48      $   49
 Interest cost on accumulated postretirement benefit
   obligation (APBO)                                             230       228         225
 Actual return on assets                                        (188)     (202)        (16)
 Other--net                                                      126       144         (24)
 Postretirement benefit cost                                   $ 223     $ 218       $  234



     SBC maintains collectively bargained Voluntary Employee Beneficiary Association (CBVEBA) trusts to fund postretirement benefits. During 1996 and 1995, SBC contributed $57 and $151 into the CBVEBA trust to be ultimately used for the payment of postretirement benefits. Assets consist principally of stocks and U.S. government and corporate bonds.

     The following table sets forth the plans' funded status and the amount included in SBC's Consolidated Balance Sheets at December 31:

                                             1996       1995
Retirees                                   $1,743    $  1,828
Fully eligible active plan participants       438         353
Other active plan participants              1,025       1,063
Total APBO                                  3,206       3,244
Less:  Fair value of plan assets            1,155         923
APBO in excess of plan assets               2,051       2,321
Unrecognized prior service cost               (68)        (77)
Unrecognized net gain                         752         459
Accrued postretirement benefit obligation  $2,735    $  2,703

     In December 1995, the life insurance benefit plan and the medical plan were merged. Also in December 1995, $109 of postretirement life insurance assets were transferred to the CBVEBA trusts. The fair value of plan assets restricted to the payment of life insurance benefits only were $265 and $245 at December 31, 1996 and 1995. At December 31, 1996 and 1995, the accrued life insurance benefits included in the accrued postretirement benefit obligation were $107 and $91.

     The assumed medical cost trend rate in 1997 is 8%, decreasing gradually to 5.5% in 2002, prior to adjustment for cost-sharing provisions of the plan for active and certain recently retired employees. The assumed dental cost trend rate in 1997 is 6.25%, reducing to 5.0% in 2002. Raising the annual medical and dental cost trend rates by one percentage point increases the APBO as of December 31, 1996 by $135 and increases the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year ended December 31, 1996 by approximately $16.
     Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO were the same as those used in developing the pension information.

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

Information related to the ESOPs and the savings plans is summarized below:

                                                         1996     1995    1994
Benefit expense--net of dividends and interest income   $  23    $  23   $  26
Interest expense--net of dividends and interest income     11       14      17
Net ESOP expense                                           34       37      43
Additional savings plans stock purchases                   -        -       (1)
Total expense                                           $  34    $  37   $  42
Company contributions for ESOPs                         $  37    $  40   $  40
Dividends and interest income for debt service          $  29    $  28   $  27

SBC shares held by the ESOPs are summarized as follows at December 31:

                                   1996         1995
Unallocated                   6,401,613    7,922,909
Committed to be allocated        13,554       25,353
Allocated to participants    11,350,052   10,183,433
Total                        17,765,219   18,131,695

10.  Stock Option Plans

     Various SBC plans authorize the issuance of stock options to senior and other management employees to purchase up to 69 million shares of SBC common stock, of which 32 million have been issued. Options issued through December 31, 1996 carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Depending upon the plan, vesting of options occurs one to three years from the date of grant.

     In 1996 SBC elected to continue measuring compensation cost for these plans using the intrinsic value based method of accounting prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for stock option plans been recognized using the fair value based method of accounting at the date of grant for awards in 1996 and 1995 as defined by FAS 123, SBC's net income (loss) would have been $2,075 and $(939) and net income (loss) per share would have been $3.42 and $(1.54).

     For purposes of these pro forma disclosures, the estimated fair value of the options granted after 1994 is amortized to expense over the options' vesting period. Because most employee options vest over a two to three year period, these disclosures will not be indicative of future pro forma amounts until the FAS 123 rules are applied to all outstanding non-vested awards. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: risk-free interest rate of 6.37% and 6.31%; dividend yield of 3.45% and 3.45%; expected volatility factor of 16% and 18%; and expected option life of 4.5 and 4.6 years.

Information related to options is summarized below:

                                                                          Weighted
                                                           Number of   Average Exercise
                                                             Options   Price Per Option
Outstanding at December 31, 1993 (2,297,538 exercisable)   9,794,665       $36.30
Granted                                                    5,226,551        41.71
Exercised                                                   (386,331)       31.34
Forfeited/Expired                                           (498,315)       38.09
Outstanding at December 31, 1994 (5,352,273 exercisable)  14,136,570        38.37
Granted                                                    8,101,794        47.19
Exercised                                                 (1,413,276)       34.79
Forfeited/Expired                                           (362,691)       42.11
Outstanding at December 31, 1995 (8,539,081 exercisable)  20,462,397        42.04
Granted                                                    8,287,849        50.09
Exercised                                                   (816,179)       37.26
Forfeited/Expired                                           (445,448)       45.89
Outstanding at December 31, 1996 (11,962,332 exercisable) 27,488,619       $44.55

Information related to options outstanding at December 31, 1996:

Exercise Price Range                        $27.00-39.99  $40.00-44.99 $45.00-57.38
Number of options:
Outstanding                                    3,283,091    8,500,278   15,705,250
Exercisable                                    3,280,699    7,166,462    1,515,171
Weighted average exercise price:
Outstanding                                     $  32.73     $  41.23     $  48.81
Exercisable                                     $  32.72     $  41.12     $  47.36
Weighted average remaining contractual life    5.6 years    7.2 years    6.2 years

     The weighted-average grant-date fair value of each option granted during the year was $8.32 for 1996 and $8.45 for 1995.

11.  Shareowners' Equity

     Share Repurchases - From time to time, SBC has repurchased shares of common stock for distribution, to offset shares distributed through its employee benefit plans and SBC's Dividend Reinvestment Plan, in connection with certain acquisitions or for general purposes. In January 1997, the Board of Directors of SBC (Board) rescinded all authorizations to repurchase common stock.

     Guaranteed Obligations of Employee Stock Ownership Plans - SBC's guarantee of the ESOPs' notes issued by the savings plans (see Note 9) is presented as a reduction to shareowners' equity and an increase in long-term debt. The amount of debt guaranteed decreases as the notes are repaid.

     Shareowners' Rights Plan - The Shareowners' Rights Plan (Plan) becomes operative in certain events involving the acquisition of 20% or more of SBC's common stock by any person or group in a transaction not approved by the Board, or the designation by the Board of a person or group owning more than 10% of the outstanding stock as an adverse person, as provided in the Plan. Upon the occurrence of these events, each right, unless redeemed by the Board, generally entitles the holder (other than the holder triggering the right) to purchase an amount of common stock of SBC (or, in certain circumstances, of the potential acquiror) having a value equal to two times the exercise price of $160. The rights expire in January 1999. After giving effect to a stock split in May 1993, effected in the form of a stock dividend, each share of common stock represents one-half of a right.

     The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire SBC on terms not approved by the Board.

     The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed.

12.   Acquisitions and Dispositions

     In October 1995, SBC combined its United Kingdom cable television operations with those of TeleWest Communications, P.L.C., a publicly held joint venture between Telecommunications, Inc. and U S WEST, Inc. The resulting entity, TeleWest P.L.C. (TeleWest), is the largest cable television operator in the United Kingdom. SBC owns approximately 15% of the new entity and accounts for its investment using the cost method of accounting. Restrictions expiring over the next four years exist on the sale of SBC's interest in TeleWest. SBC recorded an after-tax gain of $111 associated with the combination.

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

     In October 1994, SBC formed a strategic alliance with Compagnie
     Generale des Eaux (CGE), a French diversified public company. Through this alliance, SBC acquired an indirect 10% ownership of Societe Francaise du Radiotelephone S.A. (SFR), a nationwide cellular company in France, and minority ownership interests in other communications businesses controlled by CGE, and CGE obtained an effective 10% interest in SBC's wireless operations in Washington, D.C.-Baltimore and surrounding rural markets.
     SBC and CGE both made contributions to the alliance. SBC's effective contribution was $376. This investment is accounted for under the equity method of accounting.

     In addition to payments shown in the Consolidated Statements of Cash Flows, the 1994 acquisitions were also financed through the issuance of 16 million new and treasury shares, valued at approximately $660, and the issuance of approximately $360 of long-term debt. All of the acquisitions were accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired are being amortized over periods not to exceed 40 years. Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

     The above developments did not have a significant impact on consolidated results of operations for 1995 and 1994, nor would they had they occurred on January 1 of the respective periods.

13.   Additional Financial Information

                                                               December 31,
Balance Sheets                                            1996         1995
Accounts payable and accrued liabilities
  Accounts payable                                      $ 1,118     $  1,029
  Accrued taxes                                             799          438
  Advance billing and customer deposits                     351          333
  Compensated future absences                               211          199
  Accrued interest                                          144          141
  Accrued payroll                                           163          117
  Other                                                   1,053          868
Total                                                   $ 3,839     $  3,125

Statements of Income                             1996      1995         1994
Interest expense incurred                      $  493   $   520     $    480
Capitalized interest                              (21)       (5)           -
Total interest expense                         $  472   $   515     $    480

Allowance for funds used during construction        -   $    11     $     19

Statements of Cash Flows                         1996      1995         1994
Cash paid during the year for:
  Interest                                     $  469   $   504     $    481
  Income taxes                                 $  830   $   690     $    928

     No customer accounted for more than 10% of consolidated revenues in 1996 or 1995. Approximately 10% of SBC's consolidated revenues in 1994 were from services provided to AT&T Corp. No other customer accounted for more than 10% of consolidated revenues in 1994.

     Three subsidiaries of SBC have negotiated contracts with the Communications Workers of America (CWA), none of which is subject to renegotiation in 1997. Approximately 67% of SBC's employees are represented by the CWA.

14.   Quarterly Financial Information (Unaudited)

                                                 Earnings
            Total                                   per
Calendar  Operating  Operating    Net Income      Common            Stock Price
Quarter    Revenues     Income      (Loss)         Share      High       Low       Close

1996
First      $  3,197   $   800    $     464       $    0.76  $ 60.250   $ 49.750   $  52.625
Second        3,333       845          501            0.82    50.750     46.250      49.250
Third         3,600       980          593            0.97    51.000     46.000      48.125
Fourth        3,768       931          543            0.90    55.250     47.000      51.875
Annual     $ 13,898   $ 3,556    $   2,101       $    3.46
1995
First      $  2,910   $   708    $     395       $    0.65  $ 43.875   $ 39.625   $  42.000
Second        3,025       754          442            0.73    47.875     41.625      47.625
Third (1)     3,292       883       (2,285)          (3.75)   55.125     45.500      55.000
Fourth (2)    3,443       692          518            0.85    58.500     53.125      57.250
Annual (1) $ 12,670   $ 3,037    $    (930)      $   (1.53)

(1)Net Loss and Earnings per Common Share reflect an extraordinary loss of $2,819, or $4.63 per share, from discontinuance of regulatory accounting.

(2)Operating Income reflects $139 in selling, general and administrative expenses associated with a strategic realignment of functions.  These expenses include postemployment benefits for approximately 2,400 employees arising from the consolidation of operations within the five-state area, streamlining support and administrative functions and integrating financial systems.

   Net Income and Earnings per Common Share reflect after-tax charges of $88 for the strategic realignment of functions and $11 for refinancing of debt and an after-tax gain of $111 from the merger of SBC's United Kingdom cable television operations into
   TeleWest.  The net of these transactions was $12, or $0.02 per share.




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

The Audit Committee of the Board of Directors, which consists of six directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.


/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer


/s/ Donald E. Kiernan
Donald E. Kiernan
Senior Vice President, Treasurer
and Chief Financial Officer






                 Report of Independent Auditors


The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (SBC) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of SBC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, SBC discontinued its application of Statement of Financial
Accounting Standards No. 71, "Accounting for the Effects of
Certain Types of Regulation" in 1995.






                                        ERNST & YOUNG LLP


San Antonio, Texas
February 14, 1997


Stock Trading Information

Trading: SBC is listed on the New York, Chicago and Pacific stock exchanges, as well as The London Stock Exchange and The
Swiss Exchange.

Ticker symbol (NYSE): SBC

Newspaper stock listing:  SBC Comm or SBC

The above information appears on the inside back cover of the printed Annual Report.

                            APPENDIX


All page numbers referenced in this Exhibit and the Form 10-K relate to the printed Annual Report. The order of the sections is as they appear in the printed Annual Report. The colored graphs and related footnotes that appear in the printed document are approximately 1-1/2 inches by 3-1/2 inches. The Stock Data section appears on the inside back cover.


The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appears on pages
9-19.  The text of this section appears in two columns.


A bar graph titled "Operating Income (dollars in billions)" appears in the right column on page 9 and to the right side of the section titled "Results of Operations - Summary". The graph shows Operating Income for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1992      2.2
     1993      2.4
     1994      2.8
     1995      3.0
     1996      3.6

The following footnote appears at the base of the graph:
Operating income has grown by more than half since 1992.


A stacked bar graph titled "Local Service (dollars in billions)" appears in the left column on page 10 and to the left of the subsection titled "Local Service". The graph shows local service revenues by categories for the past five years. Listed below are the plot points:


          Year      Total     Wireless  Landline
          1992      4.7        1.0      3.7
          1993      5.2        1.3      3.9
          1994      5.8        1.8      4.0
          1995      6.5        2.2      4.3
          1996      7.4        2.7      4.7

The following footnote appears at the base of the graph:
Wireless local services revenues have nearly tripled in the last four years.


A stacked bar graph titled "Distribution of Revenues (dollars in billions)" appears in the right column on page 11 and to the right of the section titled "Operating Expenses". The graph shows various categories of revenues for the past five years. The actual figures are listed on the graph. Listed below are the plot points by category:

                Local   Network               Directory
 Year  Total   service   access   Long-      advertising  Other
                                  distance
 1992   10.2     4.7    2.5       1.0            0.9       1.1
 1993   10.8     5.2    2.7       1.0            0.8       1.1
 1994   11.8     5.8    2.9       0.9            0.9       1.3
 1995   12.7     6.5    3.1       0.8            1.0       1.3
 1996   13.9     7.4    3.2       1.0            0.9       1.4


The following footnote appears at the base of the graph: Local service revenue growth represents nearly three-fourths of the increase in operating revenues since 1992.


A stacked bar graph titled "Distribution of Expenses (dollars in billions)" appears in the left column on page 12 and to the left side of the subsection titled "Equity in Net Income of Affiliates". The graph shows the categories of expenses for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

                Cost of
               services      Selling,     Depreciation
Year   Total      and      general and         and
               products   administrative  amortization
1992   8.0        3.4          2.7             1.9
1993   8.5        3.4          3.1             2.0
1994   9.0        3.8          3.2             2.0
1995   9.6        3.8          3.6             2.2
1996   10.3       4.1          4.0             2.2


The following footnote appears at the base of the graph:
Expenses as a percentage of operating revenues decreased for the fourth consecutive year.


In the section titled "Operating Environment and Trends of the Business", on page 13 an icon (approximately one inch) of the state of Texas, appears in the left column.


A stacked bar graph titled "Access Lines (in millions)" appears in the right column on page 13 and to the right side of the subsection titled "Texas". The graph shows access lines in total and by state for the past five years. The actual figures are listed on the graph. Listed below are the plot points:


     Year    Total   Texas  Missouri  Oklahoma  Kansas   Arkansas
     1992     12.7     7.3     2.1      1.4       1.1       0.8
     1993     13.1     7.6     2.2      1.4       1.1       0.8
     1994     13.6     7.9     2.2      1.4       1.2       0.9
     1995     14.2     8.3     2.3      1.5       1.2       0.9
     1996     15.0     8.8     2.4      1.6       1.3       0.9

The following footnote appears at the base of the graph: Texas accounts for nearly two-thirds of access line growth since 1992.

A stacked bar graph titled "Business Access Lines (in millions)" appears in the left column on page 14 and to the left side of the subsection titled "Missouri". The graph shows business access lines in total for the past five years. The actual figures are listed on the graph. Listed below are the plot points:


     Year    Total
     1992     3.7
     1993     4.0
     1994     4.2
     1995     4.5
     1996     4.9

The following footnote appears at the base of the graph: Business access lines have grown nearly one-third 1992.


In the subsections titled "Missouri" and "Oklahoma" on page 14, icons (approximately one inch) of the states of Missouri and Oklahoma in the left and right columns, respectively.



A bar graph titled "Additional Lines (in thousands)" appears in the right column on page 15 and to the right side of the subsection titled "Domestic". The graph shows additional lines for the past 5 years. The actual figures are listed on the graph. Listed below are the plot points.

     1992      732.5
     1993      793.9
     1994      878.9
     1995    1,030.1
     1996    1,244.2

The following footnote appears at the base of the graph:
Additional lines growth represents nearly one-fourth of the increase in access lines since 1992.

A bar graph titled "Wireless Penetration (in percent)" appears in the left column on page 16. The graph shows the percentage of Wireless Penetration for the past five years. Listed below are the plot points:

     1992       4.0%
     1993       5.7%
     1994       7.4%
     1995       9.0%
     1996      10.8%

The following footnote appears at the base of the graph: SBC's wireless penetration leads the industry.

In the subsection titled "International" on page 17, an icon
(approximately one inch) of the country of Mexico appears in the left column.


A bar graph titled "Capital Expenditures (dollars in billions)" appears in the left column on page 18 and to the left side of the section titled "Liquidity and Capital Resources". The graph shows Capital Expenditures for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

     1992        2.1
     1993        2.2
     1994        2.4
     1995        2.3
     1996        3.0

The following footnote appears at the base of the graph: Capital expenditures have increased for growth and network modernization.