Form 10-K405, Exhibit 13
period 1997-12-31
SBC COMMUNICATIONS INC
filed 1998-03-11
CIK 732717


Selected Financial and Operating Data
Dollars in millions except per
share amounts

-------------------------------------------------------------------------------------
At December 31 or for the year
ended:                                 1997(1)     1996     1995      1994    1993(2)
-------------------------------------------------------------------------------------
Financial Data
-------------------------------------------------------------------------------------
Operating revenues                   $ 24,856 $  23,445 $ 21,712  $ 21,006  $ 20,084
-------------------------------------------------------------------------------------
Operating expenses                   $ 21,686 $  17,609 $ 16,592  $ 16,056  $ 17,077
-------------------------------------------------------------------------------------
Operating income                     $  3,170 $   5,836 $  5,120  $  4,950  $  3,007
-------------------------------------------------------------------------------------
Interest expense                     $    947 $     812 $    957  $    935  $  1,005
-------------------------------------------------------------------------------------
Equity in net income of affiliates   $    201 $     207 $    120  $    226  $    250
-------------------------------------------------------------------------------------
Income taxes                         $    863 $   1,960 $  1,519  $  1,448  $    658
-------------------------------------------------------------------------------------
Income from continuing operations
 before extraordinary loss and
 cumulative effect of accounting
 changes (3)                         $  1,474 $   3,189 $  2,958  $  2,777  $  1,589
-------------------------------------------------------------------------------------
Net income (loss)                    $  1,474 $   3,279 $ (3,064) $  2,800  $ (2,474)
-------------------------------------------------------------------------------------
Earnings per common share: *
Income from continuing operations
 before extraordinary loss and
 cumulative effect of accounting
 changes (3)                         $   0.81 $    1.73 $   1.61  $   1.52  $   0.88
-------------------------------------------------------------------------------------
Net income (loss)                    $   0.81 $    1.78 $  (1.66) $   1.54  $  (1.37)
-------------------------------------------------------------------------------------
Earnings per common share-Assuming
Dilution: *
Income from continuing operations
 before extraordinary loss and
 cumulative effect of accounting
 changes (3)                         $   0.80 $    1.72 $   1.60  $   1.52  $   0.88
-------------------------------------------------------------------------------------
Net income (loss)                    $   0.80 $    1.77 $  (1.66) $   1.53  $  (1.37)
-------------------------------------------------------------------------------------
Total assets                         $ 42,132 $  39,485 $ 37,112  $ 46,113  $ 47,695
-------------------------------------------------------------------------------------
Long-term debt                       $ 12,019 $  10,930 $ 10,409  $ 10,746  $ 10,588
-------------------------------------------------------------------------------------
Construction and capital
expenditures                         $  5,766 $   5,481 $  4,338  $  3,981  $  4,021
-------------------------------------------------------------------------------------
Free cash flow  (4)                  $  1,204 $   1,935 $  2,452  $  2,952  $  2,147
-------------------------------------------------------------------------------------
Dividends declared per common
 share* (5)                          $  0.895 $    0.86 $  0.825  $   0.79  $  0.755
-------------------------------------------------------------------------------------
Book value per common share * (6)    $   5.38 $    5.28 $   4.57  $   7.29  $   8.34
-------------------------------------------------------------------------------------
Ratio of earnings to fixed charges       2.66      5.34     5.24      5.01      2.91
-------------------------------------------------------------------------------------
Return on weighted average
shareowners' equity (7)                 14.75%    33.73%   23.97%    19.43%    11.06%
-------------------------------------------------------------------------------------
Debt ratio (6)                          56.19%    55.49%   61.73%    48.57%    45.30%
-------------------------------------------------------------------------------------
Operating Data#
-------------------------------------------------------------------------------------
EBITDA (8)                           $  8,092 $   9,945 $  9,154  $  8,774  $  6,750
-------------------------------------------------------------------------------------
Network access lines in
 service (000)                         33,440    31,841   30,317    29,147    28,234
-------------------------------------------------------------------------------------
Access minutes of use (000,000)       129,817   123,303  112,874   100,800    93,877
-------------------------------------------------------------------------------------
Wireless customers (000)                5,493     4,433    3,672     2,992     2,049
-------------------------------------------------------------------------------------
Number of employees                   118,340   109,870  108,189   110,390   113,755
-------------------------------------------------------------------------------------

* Restated to reflect two-for-one stock split declared January 30, 1998.
# Operating data may be periodically revised to reflect the most current information available.
1 As detailed in management's discussion and analysis of Results of Operations,
  1997 results include charges for several items including strategic initiatives and ongoing merger integration costs, gain on the sale of SBC's interests in Bell
  Communications Research, Inc. and a first quarter after-tax settlement gain.
  Excluding these items, SBC reported an adjusted net income of $3,364 for 1997.
2 As noted in  management's discussion and analysis of Other Business Matters
   - Restructuring Reserve, 1993 results include restructuring costs at Pacific
  Telesis Group. Excluding these costs, SBC reported income from continuing operations before extraordinary loss and cumulative effect of accounting changes of $2,450.
3 1996, Change in directory accounting; 1995, Discontinuance of Regulatory
   Accounting; 1994-1993, Income (loss) from spun-off operations; and 1993,
   Early Extinguishment of Debt and Cumulative Effect of Changes in Accounting
   Principles.
4 Free cash flow is net cash provided by operating activities less construction and capital expenditures.
5 Dividends declared by SBC's Board of Directors; these amounts do not include dividends declared and paid by Pacific Telesis Group prior to the merger.
6 Shareowners' equity used in book value per common share and debt ratio calculations includes extraordinary loss and changes in accounting principles.
7 Calculated using income before extraordinary loss and changes in accounting principles.  These impacts are included in shareowners' equity.
8 EBITDA is earnings before interest, taxes, depreciation and amortization (operating income plus depreciation and amortization).  SBC considers EBITDA an important component in our economic value added systems as an indicator of the operational strength and performance of our businesses.  It is provided as supplemental information and is not intended to be a substitute for operating income, net income or net cash provided by operating activities as a measure of financial performance or liquidity.

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

On April 1, 1997, SBC completed a merger which resulted in Pacific Telesis Group
(PAC) becoming a wholly-owned subsidiary of SBC. Among PAC's subsidiaries are Pacific Bell (PacBell, which also includes its subsidiaries) and Nevada Bell.
The merger was accounted for as a pooling of interests and a tax-free reorganization. Accordingly, the financial statements for the periods presented have been restated to include the accounts of PAC (see Note 3 to the Financial Statements).

SBC's largest telephone subsidiaries are Southwestern Bell Telephone Company (SWBell), providing landline telecommunications and related services over approximately 16 million access lines in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area), and PacBell, providing telecommunications and related services over approximately 17 million access lines in California. SBC also provides telecommunications and related services through its Nevada Bell subsidiary over approximately 300 thousand access lines in Nevada. (SWBell, PacBell and Nevada Bell are collectively referred to as the Telephone Companies.) The Telephone Companies are subject to regulation by each of the states in which they operate and by the Federal Communications Commission (FCC).

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes. All per share data has been restated to reflect the two-for-one stock split, effected in the form of a stock dividend, declared January 30, 1998 (see Note 15 to the Financial Statements).

Results of Operations

Summary

Financial results, including percentage changes from the prior year, are summarized as follows:

                                                               Percent Change
                                                              -----------------
                                                               1997    1996
                               1997        1996        1995      vs.     vs.
                                                                  1996    1995
-------------------------------------------------------------------------------
Operating revenues         $ 24,856    $ 23,445    $ 21,712       6.0%    8.0%
Operating expenses         $ 21,686    $ 17,609    $ 16,592      23.2%    6.1%
Income before
  extraordinary loss and
  cumulative effect of     $  1,474    $  3,189    $  2,958     (53.8)%   7.8%
  accounting change
Extraordinary loss               -           -     $ (6,022)       -       -
Cumulative effect of
  accounting change              -     $     90          -         -       -
Net income (loss)          $  1,474    $  3,279    $ (3,064)       -       -
===============================================================================

SBC recognized the cumulative effect of a change in accounting in 1996 relating to recognition of directory publishing revenues and related expenses and an extraordinary loss in 1995 from the discontinuance of regulatory accounting at SWBell and PacBell.

SBC's net income for 1997 includes after-tax charges of approximately $2.0 billion reflecting strategic initiatives resulting from a comprehensive review of operations of the merged company, the impact of several regulatory rulings during the second quarter of 1997, costs incurred for customer number portability since the merger and charges for ongoing merger integration costs. Excluding these items, SBC reported net income of $3,487 for 1997. Net income for 1997 was also favorably affected by $33 representing SBC's after-tax gain on the sale of its interests in Bell Communications Research, Inc. (Bellcore) and a first quarter 1997 $90 after-tax settlement gain at PAC associated with lump-sum pension payments that exceeded the projected service and interest costs for 1996 retirements. Excluding these additional items, SBC reported an adjusted net income of $3,364 for 1997, 5.5% higher than 1996 income before cumulative effect of accounting change of $3,189. The primary factors contributing to this increase were growth in demand for services and products at the Telephone Companies and Southwestern Bell Mobile Systems (Mobile Systems), partially offset by increased expenses at PacBell, including expenses for the introduction of Personal Communications Services (PCS) operations in California and Nevada. The primary factors contributing to the increase in income before extraordinary loss and cumulative effect of accounting change in 1996 were growth in demand for services and products at the Telephone Companies and Mobile Systems.

Items affecting the comparison of the operating results between 1997 and 1996, and between 1996 and 1995, are discussed in the following sections.

Operating Revenues

SBC's operating revenues for 1997 reflect reductions of $188 related primarily to the impact of several regulatory rulings during the second quarter of 1997. Excluding these reductions, SBC's operating revenues increased $1,599, or 6.8%, in 1997 and $1,733, or 8.0%, in 1996. Components
of total operating revenues, including percentage changes from the prior year, are as follows:

-------------------------------------------------------------------------------
                                                               Percent Change
                                                               ----------------
                                                               1997    1996
                               1997        1996        1995      vs.     vs.
                                                                  1996    1995
-------------------------------------------------------------------------------
Local service
  Landline                 $  9,568    $  8,754    $  8,118        9.3%     7.8%
  Wireless                    3,034       2,635       2,247       15.1     17.3
Network access
  Interstate                  3,946       4,008       3,770       (1.5)     6.3
  Intrastate                  1,869       1,823       1,744        2.5      4.5
Long-distance service         2,115       2,240       2,072       (5.6)     8.1
Directory advertising         2,111       1,985       1,984        6.3      0.1
Other                         2,213       2,000       1,777       10.7     12.5
================================================================================
                           $ 24,856    $ 23,445    $ 21,712        6.0%     8.0%
================================================================================

     Local Service Landline local service revenues increased in 1997 and 1996 due primarily to increases in demand, including increases in residential and business access lines and vertical services revenues. Total access lines increased by 5.0% in both years, of which approximately 50% was due to growth in California and over 30% was due to growth in Texas. Access lines in Texas and California account for approximately 80% of the Telephone Companies' access lines. Approximately 32% of access line growth in both years was due to sales of additional access lines to existing residential customers. Vertical services revenues, which include custom calling options, Caller ID and other enhanced services, increased by approximately 20% in 1997 and 29% in 1996. Local service revenues also reflect the implementation of the California High Cost Fund (CHCFB) that went into effect February 1, 1997. The California Public Utilities
     Commission (CPUC) has stated that the CHCFB is intended to directly subsidize the provision of service to high cost areas and allow PacBell to set competitive rates for other services. The rebalancing provisions of the CHCFB resulted in a shift from long-distance revenues of $84 and intrastate network access revenues of $26 to local service revenues in 1997. For further information on the operations of the CHCFB, see the discussion under the heading "Regulatory Environment - California." Additionally, Federal payphone deregulation in 1997 increased local service revenues and decreased long-distance service revenues and interstate network access revenues; the overall impact was a slight increase in total operating revenues. Rate reductions in 1997 due to CPUC price cap orders partially offset increases in landline local service revenues.

     Wireless local service revenues increased in 1997 and 1996 due primarily to growth in the number of Mobile Systems' cellular customers of 16.3% and 20.7%, partially offset by declines in average revenue per customer. 1997 wireless local service revenues also include revenues from the introduction of PCS operations in California, Nevada and Oklahoma. At December 31, 1997, SBC had 5,068,000 traditional cellular customers, 60,000 resale customers and 365,000 PCS customers. At December 31, 1996, SBC had 4,398,000 traditional cellular customers and 35,000 resale customers.

     Network Access Interstate network access revenues decreased in 1997 due to $187 in charges. These charges include billing claim settlements related to the Percentage Interstate Usage (PIU) factor in California and several Federal regulatory issues including end-user charges, recovery of certain employee-related expenses and the retroactive effect of the productivity factor adjustment mandated in the July 1, 1997 Federal price cap filing. While the change in the PIU factor in California, which is used to allocate network access revenues between interstate and intrastate jurisdictions, also had the effect of increasing intrastate network access revenues, it resulted in a slight decline in total network access revenues. Excluding these impacts, interstate network access revenues increased in 1997 and 1996 due largely to increases in demand for access services by interexchange carriers. Growth in revenues from end-user charges attributable to an increasing access line base also contributed to the increases in both years. Partially offsetting these increases were the effects of the rate reductions of approximately $100 in 1997 and $115 in 1996 related to the FCC's productivity factor adjustment.

     Intrastate network access revenues in 1997 reflect an increase due to the PIU settlements and a decrease due to the effects of the CHCFB described above. Excluding these impacts, intrastate network access revenues increased slightly in 1997 and 1996 as increases in demand, including usage by alternative intraLATA toll carriers, were partially offset by state regulatory rate orders.

     Long-Distance Service revenues decreased in 1997 due to the effect of the CHCFB discussed above, regulatory rate orders, price competition from alternative intraLATA toll carriers and the introduction and deployment of extended area local service plans at SWBell. These decreases were somewhat offset by increases due to growth in wireless revenues and demand resulting from California's growing economy. Long-distance service revenues increased in 1996 due principally to increases in demand resulting from California's growing economy and to growth in Mobile Systems' long-distance revenues, including interLATA service that began in February 1996. Additionally, revenues in 1996 increased due to the reduction in 1995 from SWBell intraLATA toll pool settlement payments and accruals for rate reductions relating to an appealed 1992 rate order in Oklahoma. The settlement of the appeals in October 1995 eliminated the need to continue these accruals. These increases in 1996 revenues were somewhat offset by the impact of price competition from alternative intraLATA toll carriers.

     Directory Advertising revenues increased in 1997 due mainly to increased demand at Southwestern Bell Yellow Pages, Inc. (Yellow Pages) and Pacific Bell Directory (PBDirectory) and the publication of directories in 1997 that were not published in 1996. Directory advertising revenues were relatively unchanged in 1996 as increased revenues were offset by the decrease resulting from the January 1996 sale of SBC's publishing contracts for GTE Corporation's service areas to GTE Directories. Excluding the impact of this sale, revenues increased 5.1% in 1996.

     Other operating revenues increased in 1997 and 1996 due primarily to increased equipment sales at Mobile Systems and Pacific Bell Mobile Services and revenues from new business initiatives, primarily voice messaging services and Internet services. Increased demand for PacBell and SWBell nonregulated services and products also contributed to the increases in both years.

Operating Expenses

SBC's operating expenses for 1997 reflect approximately $2.9 billion of charges related to strategic initiatives resulting from a comprehensive review of operations of the merged company, the impact of several regulatory rulings during the second quarter of 1997 (see Note 3 to the Financial Statements), costs incurred for customer number portability since the merger and charges for ongoing merger integration costs. Excluding these charges, SBC's operating expenses increased $1,188, or 6.7%, in 1997 and $1,017, or
6.1%, in 1996. Components of total operating expenses, including percentage changes from the prior year, are as follows:
-------------------------------------------------------------------------------
                                                                Percent Change
                                                                ---------------
                                                                1997    1996
                                1997        1996        1995      vs.     vs.
                                                                   1996    1995
-------------------------------------------------------------------------------
Cost of services and        $  9,488    $  8,250    $  7,864      15.0%    4.9%
products
Selling, general and           7,276       5,250       4,694      38.6    11.8
administrative
Depreciation and               4,922       4,109       4,034      19.8     1.9
amortization
----------------------------------------------------------------
                            $ 21,686    $ 17,609    $ 16,592      23.2%    6.1%
===============================================================================

     Cost of Services and Products reflects charges of $334 in 1997 relating to SBC's strategic initiatives, operational reviews, costs incurred for customer number portability since the merger and ongoing merger integration costs; excluding these charges, expenses increased $904, or 11.0%, in 1997. A significant part of this increase was caused by the introduction of PCS operations during 1997. Other major factors contributing to the increase included increases in employee compensation, including increases related to force additions and contract labor, growth at Mobile Systems, network expansion and maintenance and interconnection costs. Cost of services and products increased in 1996 due primarily to increases in employee compensation, growth at Mobile Systems, network expansion and maintenance, and expenses related to local competition preparation and new business initiatives, such as PCS, Internet services and network integration.

     Selling, General and Administrative expense in 1997 reflects $1,952 of charges relating to SBC's strategic initiatives, operational reviews and ongoing merger integration costs. As discussed in Note 3 to the Financial Statements, the most significant of these charges included shutdown of the Advanced Communications Network (ACN), regulatory costs related to the approval of the merger with SBC by California and Nevada regulators, and reorganization initiatives. Excluding these charges, expenses increased $74, or 1.4%, in 1997. Significantly increasing expenses was the introduction of PCS operations during 1997. Other major factors contributing to the increase included growth at Mobile Systems, expenses related to new business initiatives, primarily voice messaging and Internet services, and increases in employee compensation, sales agents commissions and uncollectibles. These increases were partially offset by PAC's first quarter 1997 $152 settlement gain associated with lump-sum pension payments that exceeded the projected service and interest costs for 1996 retirements. Selling, general and administrative expense increased in 1996 due primarily to growth at Mobile Systems and increases in contracted services, employee compensation and software costs. Expenses incurred at PAC to prepare support systems for local competition and for new business initiatives also contributed to the increase in 1996.

     Depreciation and Amortization in 1997 reflects charges totaling $592 to record impairment of plant and intangibles. As discussed in Note 3 to the Financial Statements, the most significant of these impairments related to the wireless digital TV operations in southern California, certain analog switching equipment in California, certain rural and other telecommunications equipment in Nevada, selected wireless equipment and cable within commercial buildings in California. Excluding these charges, depreciation and amortization increased $221, or 5.4%, in 1997 due primarily to overall higher plant levels. Reduced depreciation beginning with the second quarter of 1997 on analog switching equipment in California at PacBell partially offset this increase. Depreciation and amortization also increased in 1996 due primarily to overall higher plant levels.

Interest Expense increased $135, or 16.6%, in 1997 and decreased $145, or 15.2%, in 1996. The 1997 increase was due primarily to increased average debt levels at SBC. Also contributing to the increase was interest associated with the second quarter 1997 one-time charges, primarily interest on the merger-approval costs. The 1996 decrease was due to a change in PAC's capital structure, which replaced a portion of interest expense with amounts recorded as Other Income (Expense) - Net (see Note 10 to the Financial Statements), lower long-term debt levels in SBC subsidiaries other than PAC, and capitalization of interest during construction required by the discontinuance of regulatory accounting in the third quarter of 1995. Under regulatory accounting, the Telephone Companies accounted for capitalization of both interest and equity costs during periods of construction as other income.

Equity in Net Income of Affiliates decreased $6 in 1997 and increased $87 in 1996. The 1997 decrease reflects decreased income from SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. This lower income resulted from the change in the functional currency used by SBC to record its interest in Telmex from the peso to the U.S. dollar beginning in 1997 and SBC's reduced ownership percentage after the sale of Telmex L shares. Results also reflect preoperating expenses in several international investments including long-distance in France, Switzerland and Israel, and cellular communications in Taiwan. These decreases were mainly offset by income from SBC's May 1997 investment in Telkom SA Limited (Telkom) of South Africa, whose results reflected strong growth and expense management, and lower losses resulting from the reduced involvement in Tele-TV.

The 1996 increase reflects increased income from Telmex, due to the relative stabilization of the peso compared to 1995 and net gains on international affiliate transactions. Results for 1995 include losses on SBC's United Kingdom cable television operations, which were accounted for under the equity method prior to October 1995, and exchange losses on the non-peso denominated debt of Telmex. Results for 1996 and 1995 also reflect reductions in the translated amount of U.S. dollar earnings from Telmex's operations. Operational growth at Telmex in both years somewhat offset these declines.

SBC's earnings from foreign affiliates will continue to be generally sensitive to exchange rate changes in the value of the respective local currencies. SBC's foreign investments are recorded under U.S. generally accepted accounting principles (GAAP), which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries, such as inflation adjustments. SBC's equity earnings in 1998 will reflect SBC's investment in Telkom for a full year of operations (see Note 16 to the Financial Statements for discussion of the Telkom investment).

Other Income (Expense) - Net decreased $5 in 1997 and $276 in 1996. Results for 1997 reflect $26 in second quarter charges related to SBC's strategic initiatives, primarily writeoffs of nonoperating plant. Other decreases relate primarily to the market valuation adjustment on certain SBC debt redeemable either in cash or Telmex L shares and distributions paid on an additional $500 of Trust Originated Preferred Securities (TOPrS) sold by PAC in June 1996. Partially offsetting these increased expenses were the gain recognized from the sale of SBC's interests in Bellcore, royalty payments associated with software developed by an affiliate and the gain on the sale of Telmex L shares. The decrease in 1996 reflects the inclusion in 1995 of the gain recognized from the merger of SBC's United Kingdom cable television operations into TeleWest (see
Note 16 to the Financial Statements) and interest income from tax refunds, somewhat offset by expenses associated with the refinancing of long-term debt by the Telephone Companies (see Note 9 to the Financial Statements). Additional decreases in 1996 related to the reclassification of interest during construction required by the discontinuance of regulatory accounting in the third quarter of 1995 and the change in PAC's capital structure noted in the discussion of Interest Expense (see Note 10 to the Financial Statements).

Income Tax expense decreased $1,097, or 56.0%, in 1997 and increased $441, or 29.0%, in 1996. Income taxes for 1997 reflect the tax effect of charges for strategic initiatives resulting from SBC's comprehensive review of operations of the merged company, the impact of several regulatory rulings during the second quarter of 1997, costs incurred for customer number portability since the merger and charges for ongoing merger integration costs. Excluding these items, income taxes for 1997 were lower. Contributing to the decrease in income tax expense in 1997 was, among other items, realization of foreign tax credits. Income taxes paid, net of refunds, reflect the impact of reduced tax payments due to merger-related and integration costs incurred. The 1996 increase was due primarily to higher income before income taxes. Taxes also increased in 1996 reflecting a full year's effects of the elimination of excess deferred taxes and the reduction in the amortization of investment tax credits resulting from the discontinuance of regulatory accounting, which occurred in the latter part of 1995.

Extraordinary Loss In 1995, SBC recorded an extraordinary loss of $6 billion from the discontinuance of regulatory accounting. The loss included a reduction in the net carrying value of telephone plant and the elimination of net regulatory assets of SWBell and PacBell (see Note 2 to the Financial Statements).

Cumulative Effect of Accounting Change As discussed in Note 1 to the Financial Statements, PBDirectory changed its method of recognizing directory publishing revenues and related expenses effective January 1, 1996. The cumulative after-tax effect of applying the new method to prior years is recognized as of January 1, 1996 as a one-time, non-cash gain applicable to continuing operations of $90, or $0.05 per share. The gain is net of deferred taxes of $53. Management believes this change to the issue basis method is preferable because it is the method generally followed in the publishing industry, including Yellow Pages, and better reflects the operating activity of the business. This accounting change is not expected to have a significant effect on net income in future periods.

Operating Environment and Trends of the Business

Regulatory Environment

The telecommunications industry is in transition from a tightly regulated industry overseen by multiple regulatory bodies, to a more incentive-based, market driven industry monitored by state and federal agencies. The Telephone Companies' wireline telecommunications operations remain subject to regulation by the seven states in which they operate for intrastate services and by the FCC for interstate services. In 1997, new price cap regulatory plans were implemented for the Telephone Companies in Missouri and Nevada, and in Oklahoma, legislation passed allowing alternative regulation. The Telephone Companies under price cap regulation have the freedom to establish and modify prices for some services as long as they do not exceed the price caps, as well as the freedom to change prices for some services without regulatory approval.

      Federal Regulation

During 1997, the FCC issued an Access Reform Order restructuring access charges paid for interexchange carrier access to the Telephone Companies' networks. The order raises the flat monthly end user charge for primary business lines, and additional residence and business lines, and lowers the price caps on per minute access charges for interstate long distance carriers. These changes, which took effect in 1997 and January 1998, are supposed to shift sources of revenue from carriers to end users without changing the total amount of revenue received by the Local Exchange Carriers (LECs).

The FCC's price cap plan for the LECs provides for changes to be made annually to the price caps for inflation, productivity and changes in other costs. In 1997 the Telephone Companies were ordered to begin using a 6.5% productivity offset, with no sharing. Prior to 1997, there were three productivity offsets, two of which provided for a sharing of profits above a specified earnings level with the Telephone Companies' customers and a higher productivity offset which did not include sharing. The Telephone Companies had elected the higher 5.3% productivity offset without sharing.

With the passage of the Telecommunications Act of 1996 (Telecom Act), the FCC has been conducting further proceedings in conjunction with access reform to address a number of pricing and productivity issues, and is performing a broader review of price cap regulation in the context of the increasingly more competitive telecommunications environment. The Chairman of the FCC has indicated that the FCC intends to act on these proceedings in 1998. The Telecom Act and FCC actions taken to implement provisions of the Telecom Act are discussed further under the heading "Competitive Environment."

Pursuant to the Telecom Act, the local coin rate in the payphone industry was deregulated by the FCC on October 7, 1997, and LECs were required to remove any direct or indirect subsidy of payphone service from their regulated telecommunications operations. Removal of the subsidy caused the Telephone
Companies to raise local coin rates throughout their operating territories in 1997.

      State Regulation

With the implementation of Nevada's price cap plan which eliminated the sharing provision previously in effect, six of the seven state regulatory plans under which the Telephone Companies operate do not include sharing. The California price cap plan still includes sharing. However, there has been no sharing in California in the last two years.

California The California Public Utility Commission's (CPUC) form of price caps requires PacBell to submit an annual price cap filing to determine prices for categories of services for each new year. The productivity factor used in calculating price caps has been set equal to the inflation factor for the period 1996-1998. The price cap plan includes a sharing mechanism that requires PacBell to share its earnings with customers above certain earnings levels. In December 1997, the CPUC adopted a decision on PacBell's 1997 price cap filing resulting in a revenue reduction in 1998 of approximately $86 effective January 1, 1998. The reduction reflects items accrued in the 1997 results of operations, including, among other things, the rate reduction ordered in the CPUC decision approving the SBC/PAC merger and the gain on the sale of PacBell's interest in Bellcore. Because of these accruals, the order will not materially affect SBC's results of operations in 1998.

In an April 1997 ruling, the CPUC reaffirmed that postretirement benefit costs were appropriately recoverable in PacBell's price cap filings as exogenous costs. The CPUC continued to allow recovery in 1998 consistent with the amount requested by PacBell in an October 1997 filing. The CPUC also ordered a further proceeding to address future procedures and amounts for recovery.

In May 1997, the FCC adopted new separations rules that shifted recovery of a substantial amount of billing and collection costs to the interstate jurisdiction. PacBell filed for a waiver of the requirement and was denied the waiver in December 1997. As a result, PacBell could be required to refund an annualized amount of approximately $21 to customers since July 1997, with refunds commencing in 1999.

In 1996, the CPUC issued an order on universal service and established the CHCFB to subsidize telephone service in California's high cost areas. The estimated $352 cost of the program is expected to be collected from customers of all telecommunications providers who will contribute to the fund through a 2.87% surcharge on all bills for telecommunications services provided in California. The surcharge became effective February 1, 1997. To maintain revenue neutrality, PacBell will reduce its revenues dollar for dollar for amounts it will receive from the fund. This reduction will occur through an across the board surcredit on all products and services (except for residential basic exchange services and contracts) or through permanent rate reductions for those services that previously subsidized universal service. PacBell filed to reduce permanently certain toll and access rates. Hearings were held in October 1997, and a decision is expected in the second or third quarter of 1998.

PacBell expects to receive approximately $305 annually from the CHCFB fund based on CPUC estimates of the cost of providing universal service. PacBell believes the new program underestimates the cost of providing universal service and that the average cost of providing service is up to 33% higher per line, per month than the CPUC estimate. As a result, subsidies for universal service will remain in the prices for PacBell's competitive services, which may place it at a competitive disadvantage.

In 1992, PacBell entered into a settlement with tax authorities and others which fixed a specific methodology for valuing utility property for tax purposes for a period of eight years. As a result, the CPUC opened an investigation to determine if any resulting property tax savings should be returned by PacBell to its customers. Intervenors have asserted that as much as $20 of annual property tax savings should be treated as an exogenous cost reduction in PacBell's annual price cap filings and that as much as $90 in past property tax savings as of December 31, 1997, plus interest, should be returned to customers. PacBell believes that, under the CPUC's regulatory framework, any property tax savings qualify only as a component of shareable earnings and not as an exogenous cost. In an interim opinion issued in June 1995, the CPUC ruled in favor of intervenors, but decided to defer a final decision on the matter pending resolution in a separate proceeding of the criteria for exogenous cost treatment under its regulatory framework. To date, the CPUC has taken no further action on the issue.

More than 120 applications for certification to provide competitive local service have been approved by the CPUC, with over 25 more applications pending approval. As a result, PacBell expects competition to continue to develop for local service, but the financial impact of this competition cannot be reasonably estimated at this time.

Texas The Public  Utility  Regulatory  Act,  which became  effective in May 1995
(PURA), allows SWBell and other LECs to elect to move from rate of return regulation to price regulation with elimination of earnings sharing. In September 1995, SWBell notified the Texas Public Utility Commission (TPUC) that it elected incentive regulation under the new law. Basic local service rates are capped at existing levels for four years following the election. The TPUC is prohibited from reducing switched access rates charged by LECs to interexchange carriers while rates are capped.

LECs electing price regulation must commit to network and infrastructure improvement goals, including expansion of digital switching and advanced high-speed services to qualifying public institutions, such as schools, libraries and hospitals, requesting the services. PURA also established an infrastructure grant fund for use by public institutions in upgrading their communications and computer technology. PURA provided for a total fund assessment of $150 annually on all telecommunications providers in Texas for a ten-year period. The 1997 Texas legislative session changed the funding for the infrastructure grant from annually collecting $150 for ten years to a flat rate (1.25%) applied to all telecommunications providers' sales taxable revenues. The law also provides a cap of $1,500 for the life of the fund. SWBell's annual payments will increase from the current level in 1997 of $36 per year to approximately $50 for each of the next three years. Due to the industry's growth in revenues, the fund should be completely funded before the original ten years.

PURA establishes local exchange competition by allowing other companies that desire to provide local exchange services to apply for certification by the TPUC, subject to certain build-out requirements, resale restrictions and minimum service requirements. PURA provides that SWBell will remain the default carrier of "1 plus" intraLATA long-distance traffic until SWBell is allowed to carry interLATA long-distance. In 1996, MCI Communications Corporation (MCI) and AT&T Corp. (AT&T) sued the state of Texas, alleging that PURA violates the Texas state constitution, and claiming that PURA establishes anticompetitive barriers designed to prevent MCI, AT&T and Sprint Corporation (Sprint) from providing local services within Texas. The FCC, also in response to petitions filed by AT&T and MCI, preempted and voided portions of PURA that required certain new entrants to build telephone networks to cover a 27-square-mile area in any market they entered. Furthermore, the FCC also preempted rules that excluded competitors from entering markets with fewer than 31,000 access lines and which made resale of Centrex phone services subject to a limited property restriction. AT&T and MCI have dismissed their suits regarding this matter. In October 1997, SWBell filed with the FCC a Petition for Reconsideration regarding the preemption of the property restriction for Centrex services.

More than 170 applications for certification to provide competitive local service have been approved by the TPUC, with over 25 more applications pending approval. As a result, SWBell expects competition to continue to develop for local service, but the financial impact of this competition cannot be reasonably estimated at this time.

Missouri  Effective  September 26, 1997, the Missouri Public Service  Commission
(MPSC) determined that SWBell is now subject to price cap regulation. Prices in effect as of December 31, 1996 are the initial maximum allowable rates for services and cannot be adjusted until January 1, 2000 for basic and access services and until January 1, 1999 for non-basic services. On an exchange basis where a competitor begins operations, the January 1, 1999 freeze on maximum allowable rates for non-basic services is removed. After those dates, caps for basic and access services may be adjusted based on one of two government indices while caps for non-basic services may be increased up to 8% per year. In an exchange where competition for basic local service exists for five years, services will be declared competitive and subject to market pricing unless the MPSC finds effective competition does not exist. The Office of Public Counsel and MCI have sought judicial review of the MPSC determination.

Oklahoma Oklahoma enacted legislation, effective July 1, 1997, which allows for alternative regulation in Oklahoma for telecommunications providers. Key provisions of the new law allow SWBell to apply for alternative regulation at any time, impose a restriction against the Oklahoma Corporation Commission (OCC) initiating a rate case until February 5, 2001, establish a Universal Service Fund (USF), and require SWBell to keep intrastate access rates at parity with interstate rates. SWBell is allowed to seek partial recovery of the access rate reductions from the USF. In addition, the new law allows for streamlined tariff processing procedures and establishes a framework to have services declared competitive and eventually deregulated.

Competitive Environment

Competition continues to increase for telecommunication and information services. Recent changes in legislation and regulation have increased the opportunities for alternative service providers offering telecommunications services. Technological advances have expanded the types and uses of services and products available. As a result, SBC faces increasing competition in significant portions of its business.

      Domestic

On February 8, 1996, the Telecom Act was enacted into law. The Telecom Act is intended to address various aspects of competition within, and regulation of, the telecommunications industry. The Telecom Act provides that all post-enactment conduct or activities which were subject to the consent decree issued at the time of AT&T divestiture of the Regional Holding Companies (RHCs), referred to as the Modification of Final Judgment (MFJ), are now subject to the provisions of the Telecom Act. In April 1996, the United States District Court for the District of Columbia issued its Opinion and Order terminating the MFJ and dismissing all pending motions related to the MFJ as moot. This ruling effectively ended 13 years of RHC regulation under the MFJ. Among other things, the Telecom Act also defines conditions SBC must comply with before being permitted to offer interLATA long-distance service within California, Texas, Missouri, Kansas, Oklahoma, Arkansas and Nevada (regulated operating areas) and establishes certain terms and conditions intended to promote competition for the Telephone Companies' local exchange services.

Under the Telecom Act, SBC may immediately offer interLATA long-distance outside the regulated operating areas and over its wireless network both inside and outside the regulated operating areas. Before being permitted to offer landline interLATA long-distance service in any state within the regulated operating areas, SBC must apply for and obtain state-specific approval from the FCC. The FCC's approval, which involves consultation with the United States Department of Justice and appropriate state commissions, requires favorable determinations that the Telephone Companies have entered into interconnection agreement(s) that satisfy a 14-point "competitive checklist" with predominantly facilities-based carrier(s) that serve residential and business customers or, alternatively, that the Telephone Companies have a statement of terms and conditions effective in that state under which they offer the "competitive checklist" items. The FCC must also make favorable public interest and structural separation determinations in connection with such applications.

In July 1997, SBC brought suit in the U.S. District Court for the Northern District of Texas (U.S. District Court), seeking a declaration that parts of the Telecom Act are unconstitutional on the grounds that they improperly discriminate against the Telephone Companies by imposing restrictions that prohibit the Telephone Companies by name from offering interLATA long-distance and other services that other LECs are free to provide. The suit challenged only those portions of the Telecom Act that exclude the Telephone Companies from competing in certain lines of business. On December 31, 1997 the U.S. District Court ruled in favor of SBC and declared certain sections of the Telecom Act unconstitutional, thereby allowing SBC to enter interLATA long-distance in the Telephone Companies' operating areas. If upheld, this ruling is expected to speed competition in the interLATA long-distance markets in SBC's regulated operating areas. The FCC and competitor intervenors have sought and received a stay of the decision by the U.S. District Court.

In August 1996, the FCC issued rules by which competitors could connect with LECs' networks, including those of the Telephone Companies. Among other things, the rules addressed unbundling of network elements, pricing for interconnection and unbundled elements (Pricing Provisions), and resale of retail telecommunications services. The FCC rules were appealed by numerous parties, including SBC.

In July 1997, the United States Court of Appeals for the Eighth Circuit in St. Louis (8th Circuit) held that the FCC did not have authority to promulgate rules related to the pricing of local intrastate telecommunications and that its rules in that regard were invalid. The 8th Circuit also overturned the FCC's rules which allowed competitors to "pick and choose" among the terms and conditions of approved interconnection agreements. In October 1997, the 8th Circuit issued a subsequent decision clarifying that the Telecom Act does not require the incumbent LECs to deliver network elements to competitors in anything other than completely unbundled form.

In September 1997, a number of parties including SBC, filed petitions to enforce the July 1997 ruling of the 8th Circuit that the right to set local exchange prices, including the pricing methodology used, is reserved exclusively to the states. The petitions responded to the FCC's rejection of Ameritech Corporation's interLATA long-distance application in Michigan in which the FCC stated it intended to apply its own pricing standards to RHC interLATA applications. The petitioners asserted the FCC was violating state authority. On January 22, 1998 the 8th Circuit ordered the FCC to abide by the July 1997 ruling and reiterated that the FCC cannot use interLATA long-distance applications made by SBC and other RHC wireline subsidiaries wishing to provide interLATA long-distance to attempt to re-impose the pricing standards ruled invalid in July 1997 by the 8th Circuit. On January 26, 1998, the U.S. Supreme Court agreed to hear all appeals of the July 1997 8th Circuit decision.

The effects of the FCC rules are dependent on many factors including, but not limited to: the ultimate resolution of the pending appeals; the number and nature of competitors requesting interconnection, unbundling or resale; and the results of the state regulatory commissions' review and handling of related matters within their jurisdictions. Accordingly, SBC is not able to assess the impact of the FCC rules at this time.

      Landline Local Service

Recent state legislative and regulatory developments also allow increased competition for local exchange services. Companies wishing to provide competitive local service have filed numerous applications with state commissions throughout the Telephone Companies' regulated operating areas, and the commissions of each state have been approving these applications since late 1995. Under the Telecom Act, companies seeking to interconnect to the Telephone Companies' networks and exchange local calls must enter into interconnection agreements with the Telephone Companies. These agreements are then subject to approval by the appropriate state commissions. SBC has reached over 250 interconnection and resale agreements with competitive local service providers, and most have been approved by the relevant state commissions. AT&T and other competitors are reselling SBC local exchange services, and as of December 31, 1997, there were approximately 500,000 SBC access lines supporting services of resale competitors throughout the Telephone Companies' regulated operating areas, most of them in Texas and California. Many competitors have placed facilities in service and have begun advertising campaigns and offering services. Beginning in 1996, SWBell was also granted facilities-based and resale operating authority in territories served by other LECs. SWBell began local exchange service offerings to these areas during 1997.

The CPUC authorized facilities-based local services competition effective January 1996 and resale competition effective March 1996. While the CPUC has established local competition rules and interim prices, several issues still remain to be resolved, including final rates for resale and LEC provisioning and pricing of certain network elements to competitors. In order to provide services to resellers, PacBell uses established operating support systems and has implemented electronic ordering systems and a customer care/billing center. Costs to implement local competition, especially number portability, are substantial. The CPUC has set a schedule to review PacBell's recovery of its local competition implementation costs incurred since January 1, 1996.

The CPUC has issued orders regarding the implementation of competition in 1997. Some of the key ones include permitting the resale of Centrex services to businesses only, prohibiting aggregation of customers to obtain toll discounts, enforcing optional calling plans retail tariff restrictions on resale, prohibiting sharing of certain Centrex features to route intraLATA calls, adopting no discount on private line resale, ordering resale of voice mail to competitors, and allowing collection of intrastate access charges on unbundled network elements. The CPUC order on resale of voice mail service was stayed and is being reviewed.

In December 1997, the TPUC set rates that SWBell may charge for access and interconnection to its telephone network. The TPUC decision sets pricing for dozens of network components and completes a consolidated arbitration between SWBell and six of its competitors, including AT&T and MCI. SWBell has TPUC-approved resale and interconnection agreements with approximately 80 local service providers, with approximately 15 pending approval.

In Missouri, the MPSC issued orders on a consolidated arbitration hearing with AT&T and MCI and on selected items with Metropolitan Fiber Systems (MFS). Among other terms, the orders established discount rates for resale of SWBell services and prices for unbundled network elements. SWBell appealed the interconnection agreement resulting from the first arbitration proceeding on November 5, 1997; a decision is still pending. A second arbitration process to address other interconnection issues with AT&T has concluded, and the MPSC ordered that an agreement be filed. SWBell has sought reconsideration of this order.

As a result of the Telecom Act and conforming interconnection agreements, the Telephone Companies expect increased competitive pressure in 1998 and beyond from multiple providers in various markets including facilities-based Competitive Local Exchange Carriers (CLECs), interexchange carriers (IXCs) and resellers. At this time, management is unable to assess the effect of competition on the industry as a whole, or financially on SBC, but expects both losses of market share in local service and gains resulting from new business initiatives, vertical services and new service areas.

      Wireless Local Service

In 1993, the FCC adopted an order allocating radio spectrum and licenses for PCS. PCS utilizes wireless telecommunications digital technology at a higher frequency radio spectrum than cellular. Like cellular, it is designed to permit access to a variety of communications services regardless of subscriber location. In an FCC auction, which concluded in March 1995, PCS licenses were awarded in 51 major markets. SBC or affiliates acquired PCS licenses in the Major Trading Areas (MTAs) of Los Angeles-San Diego, California; San Francisco-Oakland-San Jose, California; Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma. The California licenses cover substantially all of California and Nevada. SBC is currently operational in all of its major California-Nevada markets and Tulsa, Oklahoma. During 1996, SBC received several AT&T cellular networks in Arkansas in exchange for SBC's PCS licenses in Memphis, Tennessee and Little Rock, Arkansas and other consideration.

In November 1996, Pacific Bell Mobile Services (PBMS) conducted an extensive PCS trial in San Diego, California. Service was formally launched in San Diego, California in January 1997, in Las Vegas, Nevada in February 1997, in
Sacramento, California in March 1997, in San Francisco in May 1997, in Los Angeles in July 1997 and in Bakersfield, California in October 1997. The network incorporates the Global System for Mobile Communications (GSM) standard which is widely used in Europe. PBMS is selling PCS as an off-the-shelf product in retail stores across California and Nevada. Significant competition exists, particularly from the two established cellular companies in each market.

In an FCC auction which concluded in January 1997, SBC acquired eight additional PCS licenses for Basic Trading Areas (BTAs) that are within the five-state area.

SBC also has state approved interconnection agreements to receive reciprocal compensation from interexchange carriers and other local service providers accessing its wireless networks in all states where it provides wireless services.

Companies granted licenses in MTAs and BTAs where SBC also provides service include subsidiaries and affiliates of AT&T, Sprint and other RHCs. Significant competition from PCS providers exists in SBC's major markets. Competition has been based upon both price and product packaging and has contributed to SBC's decline in average subscriber revenue per wireless customer.

      Long-Distance

Competition continues to intensify in the Telephone Companies' intraLATA long-distance markets. It is estimated that providers other than PacBell now serve more than half of the business intraLATA long-distance customers in PacBell's service areas.

The OCC recommended that SBC be allowed to offer interLATA long-distance in Oklahoma. Notwithstanding that recommendation, the FCC denied SBC such authority and SBC has appealed the decision in the D.C. Court of Appeals where the case is pending.

Since the Telecom Act, SBC has entered the wireless long-distance markets, and offers wireless long-distance service in all of its wireless service areas. In addition, through affiliates SBC also offers landline interLATA long-distance services to customers in selected areas outside the Telephone Companies' operating areas.

      Other

In the future, it is likely that additional competitors will emerge in the telecommunications industry. Cable television companies and electric utilities have expressed an interest in, or already are, providing telecommunications services. As a result of recent and prospective mergers and acquisitions within the industry, SBC may face competition from entities offering both cable TV and telephone services in the Telephone Companies' regulated operating areas. Interexchange carriers have been certified to provide local service, and a number of other major carriers have publicly announced their intent to provide local service in certain markets, some of which are in the Telephone Companies' regulated operating areas. Public communications services such as public payphone services will also face increased competition as a result of federal deregulation of the payphone industry.

SBC is aggressively representing its interests regarding competition before federal and state regulatory bodies, courts, Congress and state legislatures. SBC will continue to evaluate the increasingly competitive nature of its business, and develop appropriate competitive, legislative and regulatory strategies.

   International

Telmex was granted a concession in 1990, which expired in August 1996, as the sole provider of long-distance services in Mexico. In 1995, the Mexican Senate and Chamber of Deputies passed legislation providing for the introduction of competition into the Mexican long-distance market. This legislation specified that there would be an unlimited number of long-distance concessions and that Telmex was required to provide 60 interconnection points by January 1, 1997, and more than 200 interconnection points by the year 2000. Several large competitors have received licenses to compete with Telmex and begun operations, including a joint venture between AT&T and Alfa S.A. de C.V., a Mexican consortium, and Avantel, S.A., a joint venture between MCI and Grupo Financiero Banamex-Accival, Mexico's largest financial group. Balloting for presubscription of long-distance service is currently occurring among Telmex's customers in selected areas. At the end of 1997, Telmex had retained about 75% of its long-distance customers in areas that had completed balloting.


Other Business Matters

Merger Agreement On January 5, 1998, SBC and Southern New England Telecommunications Corporation (SNET) jointly announced a definitive agreement to merge an SBC subsidiary with SNET, in a transaction in which each share of SNET common stock will be exchanged for 1.7568 shares of SBC common stock (equivalent to approximately 120 million shares, or 6.5% of SBC's outstanding shares at December 31, 1997). After the merger, SNET will be a wholly-owned subsidiary of SBC. The transaction is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. The merger is subject to certain regulatory approvals as well as approval by the shareowners of SNET at a special meeting expected to be held on March 27, 1998. If approvals are granted, the transaction is expected to close by the end of 1998.

Restructuring Reserve In December 1993, PAC established a reserve to record the incremental cost of force reductions associated with restructuring PAC's business processes, of $1,431 in expenses, which impacted net income by $861. This restructuring was expected to allow PacBell to eliminate approximately 10,000 employee positions through 1997, net of approximately 4,000 new positions expected to be created. For the three-year period 1994 through 1996, net force reductions totalled 9,168.

This table sets forth the status and activity of this reserve during that three-year period:
-------------------------------------------------------------------------
                                          1996        1995        1994
-------------------------------------------------------------------------
  Balance - beginning of year         $    228    $    819    $  1,097
   Charges: cash outlays                  (195)       (372)       (216)
          non-cash                          64        (219)        (62)
-------------------------------------------------------------------------
  Balance - end of year               $     97    $    228    $    819
=========================================================================

The remaining 1996 reserve of $97 was used during 1997. As a result of the new initiatives arising from the merger with PAC, net force changes during 1997 are not meaningful to the restructuring reserve.

Acquisitions and Dispositions In addition to the items discussed in Note 16 to the Financial Statements, SBC has made several acquisitions and dispositions since 1995.

In 1995, SBC made the following acquisitions: a wireless system serving Watertown, New York, and 100% of the stock of Cross Country Wireless (CCW), a wireless cable television operator providing service to 40,000 customers in Riverside, California and with licenses to provide service in Los Angeles, Orange County and San Diego. The CCW acquisition involved the issuance of stock valued at approximately $120 and assumption of $55 in debt. Additionally, SBC made the following equity investments in 1995: a $317 investment to acquire 40% of VTR S.A. (VTR), a privately owned Chilean telecommunications holding company which was 51% owned by Grupo Luksic (Luksic), a large Chilean conglomerate, and an investment in a South African wireless company.

In 1996, SBC made the following additional investments: an investment to maintain its indirect 10% ownership in a French cellular company to offset dilution of its interest resulting from other equity sales, and an increase in its holding in VTR to 49% through the purchase of shares from another minority shareholder. Also in 1996, SBC and the other RHCs reached an agreement to sell Bellcore. This sale was finalized in 1997.

During 1997, SBC contributed its French cellular holdings and an additional $240 to acquire a 15% interest in Cegetel, S.A, a newly formed company which is intended to provide a broad base of telecommunications services throughout France. Luksic exercised an option to purchase shares of VTR from SBC, reducing SBC's ownership to 44%; in December 1997, VTR sold its wireless services operations. SBC also sold its interests in an Australian directory publisher in 1997.

During the third quarter of 1997, SBC reached agreement to sell its cable television properties in Montgomery County, Maryland and Arlington, Virginia, as well as its purchase option to invest in cable television operations in Chicago, Illinois. These transactions are expected to close during 1998.

Throughout 1997 and in February 1998, SBC sold portions of its Telmex L shares so that SBC's total equity investment remained below 10% of Telmex's total equity capitalization.

None of these transactions had a material effect on SBC's financial results in 1997, 1996 or 1995, nor does management expect them to have a material effect on SBC's financial position or results of operations in 1998.

Strategic Realignment In July 1995, SBC announced a strategic realignment of functions, and recognized $139 in selling, general and administrative expenses. These expenses include postemployment benefits for approximately 2,400 employees arising from the future consolidation of operations, streamlining support and administrative functions and integrating financial systems. Full implementation of the realignment had been delayed due to the merger with PAC, and the realignment plans and all remaining liabilities were either integrated with or superseded by the post-merger initiatives. The charge reduced net income for 1995 by approximately $88.

Liquidity and Capital Resources

Capital Expenditures and Other Commitments

To  provide  high-quality   communications  services  to  its  customers,   SBC,
particularly its landline and wireless operations, must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

SBC's capital expenditures totaled $5,766, $5,481 and $4,338 for 1997, 1996 and 1995. The Telephone Companies' capital expenditures increased 7% in 1997 and 26% in 1996 due primarily to demand-related growth, network upgrades, customer-contracted requirements, ISDN projects, PCS build-out and SWBell's regulatory commitments.

In 1998, management expects total capital spending to decrease slightly from 1997, to between $5,500 and $5,700. Capital expenditures in 1998 will relate primarily to the continued evolution of the Telephone Companies' networks, including amounts agreed to under regulation plans at SWBell, and continued build-out of Mobile Systems' markets and PBMS. SBC expects to fund ongoing capital expenditures with cash provided by operations.

SWBell continues to make additional network and infrastructure improvements over periods ranging through 2001 to satisfy regulatory commitments. Total capital expenditures under these commitments will vary based on actual demand of potential end users. SWBell anticipates spending approximately $100 in 1998 associated with these commitments.

PacBell has purchase commitments of approximately $190 remaining in connection with its previously announced program for deploying an all-digital switching platform with ISDN and SS-7 capabilities.

Over the next few years, SBC expects to incur significant capital and software expenditures for customer number portability, which allows customers to switch to new local competitors and keep the same phone number, and interconnection.
SBC expects capital costs and expenses associated with customer number portability to total up to $1.2 billion on a pre-tax basis over the next four years. Full recovery of customer number portability costs is required under the Telecom Act; however, the FCC has not yet determined when or how those significant costs will be recovered. SBC has filed a tariff for recovery of these costs. No action has been taken by the FCC on this tariff, pending the issuance of its order on customer number portability. SBC is unable to predict the likelihood of the FCC permitting the tariffs to become effective. Capital costs and expenses associated with interconnection will vary based on the number of competitors seeking interconnection, the particular markets entered and the number of customers served by those competitors. Accordingly, SBC is currently unable to reasonably estimate the future costs that will be incurred associated with interconnection.

SBC currently operates numerous date-sensitive computer applications and systems throughout its business. As the century change approaches, it will be essential for SBC to ensure that these systems properly recognize the year 2000 and continue to process critical operational and financial information. SBC has established processes for evaluating and managing the risks and costs associated with preparing its systems and applications for the year 2000 change. Total expenses for this project have been estimated to be less than $250 over the next three years. SBC expects to substantially complete modifications and incur most of these costs during 1998 to allow for thorough testing before the year 2000.

Dividends Declared

Dividends declared by the Board of Directors of SBC (Board) were $0.895 per share in 1997, $0.86 per share in 1996, and $0.825 per share in 1995. These per share amounts do not include dividends declared and paid by PAC prior to the merger. The total dividends paid by SBC and PAC were $1,638 in 1997, $1,680 in 1996 and $1,933 in 1995. Pursuant to the terms of the merger agreement, PAC reduced its dividend beginning in the second quarter of 1996. The lower second and third quarter dividends paid in 1996 improved 1996 cash flow by approximately $195. SBC's dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities. On January 30, 1998, the Board declared a first quarter 1998 dividend of $0.23375 per share.

Cash, Lines of Credit and Cash Flows

SBC had $398 of cash and cash equivalents available at December 31, 1997. Commercial paper borrowings as of December 31, 1997, totaled $1,268. SBC has entered into agreements with several banks for lines of credit totaling $2,475, all of which may be used to support commercial paper borrowings (see Note 9 to the Financial Statements). SBC had no borrowings outstanding under these lines of credit as of December 31, 1997.

During 1997, as in 1996 and 1995, SBC's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities exceeded SBC's construction and capital expenditures during 1997, as in 1996 and 1995; this excess is referred to as free cash flow, a supplemental measure of liquidity. SBC generated free cash flow of $1,204, $1,935 and $2,452 in 1997, 1996 and 1995.

During 1996 PAC issued $1,000 of TOPrS, $500 at 7.56% in January 1996 and $500 at 8.5% in June 1996 (see Note 10 to the Financial Statements). The proceeds were used to retire outstanding short-term debt, primarily commercial paper that had increased significantly during 1995.

During 1997, 1996 and 1995, the Telephone Companies refinanced long-term debt with an aggregate principal amount of $964.

Total Capital

SBC's total capital consists of debt (long-term debt and debt maturing within one year), TOPrS and shareowners' equity. Total capital increased $958 in 1997 and $1,844 in 1996. The increase in 1997 was due to higher debt levels and 1997 earnings. The increase in 1996 was due to PAC's increased financing requirements and the reinvestment of earnings, partially offset by the acquisition of treasury shares.

Debt Ratio

SBC's debt ratio was 56.2%, 55.5% and 61.7% at December 31, 1997, 1996 and 1995.
The debt ratio is affected by the same factors that affect total capital. For 1995, the decrease in equity caused by the discontinuance of regulatory accounting increased the debt ratio by 13.2 percentage points.

Employee Stock Ownership Plans

See Note 13 to the Financial Statements.



SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
--------------------------------------------------------------------------------------------
                                                              1997        1996        1995
--------------------------------------------------------------------------------------------
Operating Revenues
Local service                                           $   12,602  $   11,389   $  10,365
Network access                                               5,815       5,831       5,514
Long-distance service                                        2,115       2,240       2,072
Directory advertising                                        2,111       1,985       1,984
Other                                                        2,213       2,000       1,777
--------------------------------------------------------------------------------------------
Total operating revenues                                    24,856      23,445      21,712
--------------------------------------------------------------------------------------------

Operating Expenses
Cost of services and products                                9,488       8,250       7,864
Selling, general and administrative                          7,276       5,250       4,694
Depreciation and amortization                                4,922       4,109       4,034
--------------------------------------------------------------------------------------------
Total operating expenses                                    21,686      17,609      16,592
--------------------------------------------------------------------------------------------
Operating Income                                             3,170       5,836       5,120
--------------------------------------------------------------------------------------------
Other Income (Expense)
Interest expense                                              (947)       (812)       (957)
Equity in net income of affiliates                             201         207         120
Other income (expense) - net                                   (87)        (82)        194
--------------------------------------------------------------------------------------------
Total other income (expense)                                  (833)       (687)       (643)
--------------------------------------------------------------------------------------------
Income Before Income Taxes, Extraordinary Loss and
  Cumulative Effect of Accounting Change                     2,337       5,149       4,477
--------------------------------------------------------------------------------------------
Income taxes                                                   863       1,960       1,519
--------------------------------------------------------------------------------------------
Income Before Extraordinary Loss and Cumulative
  Effect of Accounting Change                                1,474       3,189       2,958
--------------------------------------------------------------------------------------------
Extraordinary Loss from Discontinuance of Regulatory
 Accounting, net of tax                                          -           -      (6,022)
Cumulative Effect of Accounting Change, net of tax               -          90           -
--------------------------------------------------------------------------------------------
Net Income (Loss)                                       $    1,474  $    3,279   $  (3,064)
--------------------------------------------------------------------------------------------
Earnings Per Common Share: *
  Income Before Extraordinary Loss and Cumulative
    Effect of Accounting Change                         $     0.81  $     1.73   $     1.61
  Net Income (Loss)                                     $     0.81  $     1.78   $    (1.66)
--------------------------------------------------------------------------------------------
Earnings Per Common Share-Assuming Dilution: *
  Income Before Extraordinary Loss and Cumulative
    Effect of Accounting Change                         $     0.80  $     1.72   $     1.60
  Net Income (Loss)                                     $     0.80  $     1.77   $    (1.66)
--------------------------------------------------------------------------------------------

* Restated to reflect two-for-one stock split declared January 30, 1998. The accompanying notes are an integral part of the consolidated financial statements.



SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
--------------------------------------------------------------------------------------
                                                                     December 31,
                                                           ---------------------------
                                                               1997          1996
--------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                  $    398      $    314
Short-term cash investments                                     320           432
Accounts receivable - net of allowances for
uncollectibles of $395 and $311                               5,015         4,684
Prepaid expenses                                                349           287
Deferred income taxes                                           622           201
Deferred charges                                                 82           102
Other current assets                                            276           251
--------------------------------------------------------------------------------------
Total current assets                                          7,062         6,271
--------------------------------------------------------------------------------------
Property, Plant and Equipment - Net                          27,339        26,080
--------------------------------------------------------------------------------------
Intangible Assets - Net of Accumulated Amortization of
  $1,002 and $611                                             3,269         3,589
--------------------------------------------------------------------------------------
Investments in Equity Affiliates                              2,740         1,964
--------------------------------------------------------------------------------------
Other Assets                                                  1,722         1,581
--------------------------------------------------------------------------------------
Total Assets                                               $ 42,132      $ 39,485
--------------------------------------------------------------------------------------
Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                              $  1,953      $  2,335
Accounts payable and accrued liabilities                      7,888         6,584
Dividends payable                                               411           393
--------------------------------------------------------------------------------------
Total current liabilities                                    10,252         9,312
--------------------------------------------------------------------------------------
Long-Term Debt                                               12,019        10,930
--------------------------------------------------------------------------------------
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                         1,639           853
Postemployment benefit obligation                             4,929         5,070
Unamortized investment tax credits                              417           498
Other noncurrent liabilities                                  1,984         2,181
--------------------------------------------------------------------------------------
Total deferred credits and other noncurrent liabilities       8,969         8,602
--------------------------------------------------------------------------------------
Corporation-obligated mandatorily redeemable preferred
  securities of subsidiary trusts#                            1,000         1,000
--------------------------------------------------------------------------------------
Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized:
 none issued)                                                     -             -
Common shares ($1 par value, 2,200,000,000 authorized:
issued 1,867,022,568* at December 31, 1997 and 1,867,545,248*
at December 31, 1996)                                           934           934
Capital in excess of par value                                9,418         9,422
Retained earnings                                             1,146         1,297
Guaranteed obligations of employee stock ownership plans       (183)         (229)
Deferred Compensation - LESOP trust                            (119)         (161)
Foreign currency translation adjustment                        (574)         (637)
Treasury shares (29,741,356* at December 31, 1997 and
  41,233,878* at December 31, 1996, at cost)                   (730)         (985)
--------------------------------------------------------------------------------------
Total shareowners' equity                                     9,892         9,641
--------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                  $ 42,132      $ 39,485
--------------------------------------------------------------------------------------

* Restated to reflect  two-for-one  stock split declared January 30, 1998.
# The trusts  contain  assets  of  $1,030  in  principal  amount  of the  Subordinated
   Debentures of Pacific Telesis Group.
The accompanying notes are an integral part of the consolidated financial statements.



SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash
equivalents
-------------------------------------------------------------------------------------------
                                                                1997      1996       1995
-------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                           $  1,474  $  3,279   $ (3,064)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization                                4,922     4,109      4,034
  Undistributed earnings from investments in equity
   affiliates                                                   (100)     (138)       (58)
  Provision for uncollectible accounts                           523       395        346
  Amortization of investment tax credits                         (81)      (80)       (95)
  Deferred income tax expense                                    215       626        609
  Extraordinary loss, net of tax                                   -         -      6,022
  Cumulative effect of accounting change, net of tax               -       (90)         -
  Changes in operating assets and liabilities:
      Accounts receivable                                       (854)     (765)      (463)
      Other current assets                                       (69)      (50)        77
      Accounts payable and accrued liabilities                 1,400       632        (76)
  Other - net                                                   (460)     (502)      (542)
-------------------------------------------------------------------------------------------
Total adjustments                                              5,496     4,137      9,854
-------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                      6,970     7,416      6,790
-------------------------------------------------------------------------------------------
Investing Activities
Construction and capital expenditures                         (5,766)   (5,481)    (4,338)
Investments in affiliates                                        (26)      (74)       (54)
Purchase of short-term investments                              (916)   (1,005)      (704)
Proceeds from short-term investments                           1,029       816        587
Dispositions                                                     578        96         14
Acquisitions                                                  (1,115)     (442)    (1,186)
-------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                         (6,216)   (6,090)    (5,681)
-------------------------------------------------------------------------------------------
Financing Activities
Net change in short-term borrowings with original
 maturities of three months or less                             (505)     (977)      1,402
Issuance of other short-term borrowings                        1,079       209          91
Repayment of other short-term borrowings                        (805)     (134)        (91)
Issuance of long-term debt                                     1,498       989         981
Repayment of long-term debt                                     (506)     (408)     (1,086)
Early extinguishment of debt and related call premiums             -         -        (465)
Issuance of trust originated preferred securities                  -     1,000          -
Purchase of fractional shares                                    (15)        -          -
Issuance of common shares                                          -       111          74
Purchase of treasury shares                                      (80)     (650)       (216)
Issuance of treasury shares                                      293        52          82
Dividends paid                                                (1,622)   (1,664)     (1,814)
Other                                                             (7)     (106)         -
-------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                           (670)   (1,578)     (1,042)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              84      (252)         67
-------------------------------------------------------------------------------------------
Cash and cash equivalents beginning of year                      314       566         499
-------------------------------------------------------------------------------------------
Cash and Cash Equivalents End of Year                       $    398  $    314   $     566
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


SBC Communications Inc.
Consolidated Statements of Shareowners' Equity
Dollars in millions except per share amounts


------------------------------------------------------------------------------------------------------------------------------------
                                                                            Guaranteed  Deferred
                                                                            Obligations Compensation
                                                                            of Employee Leveraged      Foreign
                                   Common Shares     Capital in  Retained   Stock       Employee Stock Currency    Treasury Shares
                                   -------------     Excess of   Earnings   Ownership   Ownership      Translation ----------------
                                  Shares      Amount Par Value   (Deficit)  Plans       Trust          Adjustment  Shares Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994        930,665,766 $   931  $  9,258 $  4,665    $  (315)     $   (306)  $  (363) (11,401,628) $(463)
Net income (loss) for the year
 ($(1.66) per share*)                  -            -         -   (3,064)         -             -         -       -           -
Dividends to shareowners
 ($0.825 per share*)                   -            -         -   (1,933)         -             -         -       -           -
Reduction of debt associated with
 Employee Stock Ownership Plans        -            -         -        -         43             -         -       -           -
Cost of LESOP trust shares
 allocated to employee accounts        -            -         -        -          -            64         -       -           -
Foreign currency translation
 adjustment, net of income tax
 benefit of $116                       -            -         -        -          -             -      (215)      -           -
Issuance of common shares           3,196,076       3       129        -          -             -         -       -           -
Purchase of treasury shares            -            -         -        -          -             -         -   (4,610,713)  (216)
Issuance of treasury shares:
 Dividend Reinvestment Plan            -            -        19        -          -             -         -    2,730,666    111
 Other issuances                       -            -        (8)       -          -             -         -    2,158,694     87
Other                                  -            -         -       16          -             -         -       -           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995        933,861,842     934     9,398     (316)      (272)         (242)     (578) (11,122,981)  (481)
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year
 ($1.78 per share*)                    -            -         -    3,279          -             -         -       -           -
Dividends to shareowners
 ($0.86 per share*)                    -            -         -   (1,680)         -             -         -       -           -
Reduction of debt associated with
 Employee Stock Ownership Plans        -            -         -        -         43             -         -       -           -
Cost of LESOP trust shares
 allocated to employee accounts        -            -         -        -          -            81         -       -           -
Foreign currency translation
 adjustment, net of income tax
 benefit of $28                        -            -         -        -          -             -       (59)      -           -
Purchase of common shares             (89,218)      -         -        -          -             -         -       -           -
Purchase of treasury shares            -            -         -        -          -             -         -  (13,099,709)  (650)
Issuance of treasury shares:
 Dividend Reinvestment Plan            -            -        26        -          -             -         -    2,667,752    109
 Other issuances                       -            -        (5)       -          -             -         -      937,999     37
Other                                  -            -         3       14          -             -         -       -           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        933,772,624     934     9,422    1,297       (229)         (161)     (637) (20,616,939)  (985)
-----------------------------------------------------------------------------------------------------------------------------------
Net income for the year
($0.81 per share*)                     -            -         -    1,474          -             -         -       -           -
Dividends to shareowners
 ($0.895 per share*)                   -            -         -   (1,638)         -             -         -       -           -
Reduction of debt associated with
 Employee Stock Ownership Plans        -            -         -        -         46             -         -       -           -
Cost of LESOP trust shares
 allocated to employee accounts        -            -         -        -          -            42         -       -           -
Foreign currency translation
 adjustment, net of income tax
 expense of $38                        -            -         -        -          -             -        63       -           -
Purchase of common shares            (261,340)      -         -        -          -             -         -       -           -
Purchase of treasury shares            -            -         -        -          -             -         -   (1,547,110)   (80)
Issuance of treasury shares            -            -       (38)       -          -             -         -    7,293,371    335
Other                                  -            -        34       13          -             -         -       -           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997        933,511,284 $   934  $  9,418 $  1,146    $  (183)     $   (119)  $  (574) (14,870,678) $(730)
-----------------------------------------------------------------------------------------------------------------------------------

* Restated to reflect  two-for-one  stock split  declared  January 30, 1998.
The accompanying   notes  are  an  integral  part  of  the  consolidated   financial
statements.


Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1.  Summary of Significant Accounting Policies

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

      SBC's largest subsidiaries are Southwestern Bell Telephone Company (SWBell) providing telecommunications services in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area), and Pacific Telesis Group
      (PAC), providing telecommunications services in California and Nevada. PAC's subsidiaries include Pacific Bell (PacBell, which also includes its subsidiaries) and Nevada Bell. (SWBell, PacBell and Nevada Bell are collectively referred to as the Telephone Companies.)

      All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures and less than majority-owned subsidiaries are principally accounted for under the equity method. Earnings from certain foreign investments accounted for under the equity method are included for periods ended within three months of SBC's year end.

      Financial information has been restated to reflect the two-for-one stock split, effected in the form of a stock dividend, declared January 30, 1998 (see Note 15). Certain amounts in prior period financial statements have been reclassified to conform to the current year's presentation.

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

      Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets which gave rise to the credits.

      Cash Equivalents - Cash equivalents include all highly liquid investments with original maturities of three months or less.

      Deferred Charges - Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

      Cumulative Effect of Accounting Change - Prior to January 1, 1996, Pacific Bell Directory (a subsidiary of PacBell) recognized revenues and expenses related to publishing directories in California using the "amortization" method, under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective January 1, 1996, Pacific Bell Directory changed to the "issue basis" method of accounting, which recognizes the revenues and expenses at the time the related directory is published. The change in methodology was made because the issue basis method is generally followed in the publishing industry, including Southwestern Bell Yellow Pages, and better reflects the operating activity of the business.

      The cumulative after-tax effect of applying the change in method to prior years is recognized as of January 1, 1996 as a one-time, non-cash gain applicable to continuing operations of $90, or $0.05 per share. The gain is net of deferred taxes of $53. Had the current method been applied during 1995, income before extraordinary loss and accounting change would not have been materially affected.

      Property, Plant and Equipment - Property, plant and equipment is stated at cost. The cost of additions and substantial betterments of property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives, generally ranging from 3 to 50 years. Prior to the discontinuance of regulatory accounting in the third quarter of 1995, SWBell and PacBell computed depreciation using certain straight-line methods and rates as prescribed by regulators. In accordance with composite group depreciation methodology, when a portion of the Telephone Companies' depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is charged to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

      Intangible Assets - Intangible assets consist primarily of wireless cellular and Personal Communications Services (PCS) licenses, television licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years. At December 31, 1997 and 1996, amounts included in net intangible assets for licenses were $2,625 and $2,695. Management periodically reviews the carrying value and lives of all intangible assets based on expected future cash flows.

      Software Costs - The costs of computer software purchased or developed for internal use are expensed as incurred. However, initial operating system software costs are capitalized and amortized over the lives of the associated hardware.

      Advertising Costs - Costs for advertising products and services or corporate image are expensed as incurred.

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

      Earnings Per Common Share - In 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128) replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options and other stock-based compensation. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to FAS 128 requirements.

      Derivative Financial Instruments - SBC does not invest in any derivatives for trading purposes. From time to time SBC invests in immaterial amounts of interest rate swaps in order to manage exposure to interest rate risk and foreign currency forward exchange contracts in order to manage exposure to changes in foreign currency rates. Amounts related to derivative contracts are recorded using the hedge accounting approach. SBC currently does not recognize the fair values of these derivative financial investments or their changes in fair value in its financial statements. PAC has entered into an equity swap contract to hedge exposure to risk associated with its recorded liability for certain outstanding employee stock options relating to stock of AirTouch Communications Inc. (see Note
      10). The equity swap contract and its liability are recorded at fair value in the balance sheet as other assets or liabilities.

Note 2.  Discontinuance of Regulatory Accounting

      In the third quarter of 1995, SWBell and PacBell discontinued their application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71). FAS 71 requires depreciation of telephone plant using lives set by regulators which are generally longer than those established by unregulated companies and the deferral of certain costs and obligations based on regulatory actions (regulatory assets and liabilities). As a result of the adoption of price-based regulation for most of SWBell's revenues and the acceleration of competition in the California and five-state area telecommunications markets, management determined that SWBell and PacBell no longer met the criteria for application of FAS 71.

      Upon discontinuance of FAS 71 by SWBell and PacBell, SBC recorded a non-cash, extraordinary charge to net income of $6,022 (after a net deferred tax benefit of $4,037). This charge was comprised of an after-tax charge of $5,739 to reduce the net carrying value of telephone plant, and an after-tax charge of $283 for the elimination of net regulatory assets. The components of the charge were as follows:

        ----------------------------------------------------------------------
                                                        Pre-tax      After-tax
        ----------------------------------------------------------------------
        Increase telephone plant accumulated           $ 9,476      $  5,739
        depreciation
        Elimination of net regulatory assets               583           283
        ======================================================================
               Total                                   $ 10,059     $  6,022
        ======================================================================

      The increase in accumulated depreciation of $9,476 reflected the effects of adopting depreciable lives for SWBell's and PacBell's plant categories which more closely reflect the economic and technological lives of the plant. The adjustment was supported by discounted cash flow analyses, that estimated amounts of telephone plant that may not be recoverable from discounted future cash flows. These analyses included consideration of the effects of anticipated competition and technological changes on plant lives and revenues.

      Following is a comparison of new lives to those prescribed by regulators for selected plant categories:

        ------------------------------------------------------------------------
                            Average Lives (in Years)
        ------------------------------------------------------------------------
                                                      Regulator-     Estimated
                                                      Prescribed     Economic
        ------------------------------------------------------------------------
        Digital switch                                    17           10-11
        Digital circuit                                  10-12          7-8
        Copper cable                                     19-26         14-18
        Fiber cable                                      27-30          20
        Conduit                                          57-59          50
        ========================================================================

      The increase in accumulated depreciation at SWBell also included an adjustment of approximately $450 to fully depreciate analog switching equipment scheduled for replacement. Remaining analog switching equipment is being depreciated using an average remaining life of four years.

      The discontinuance of FAS 71 for external financial reporting purposes also required the elimination of net regulatory assets of $583. Regulatory assets and liabilities are related primarily to accounting policies used by regulators in the ratemaking process which are different from those used by non-regulated companies. The differences arose predominantly in the accounting for income taxes, deferred compensated absences, and in California, pension costs and debt redemption costs. These items were required to be eliminated with the discontinuance of accounting under FAS
      71. SWBell and PacBell accounting and reporting for regulatory purposes are not affected by the discontinuance of FAS 71 for external financial reporting purposes.

      With the discontinuance of FAS 71, SWBell and PacBell began accounting for interest on funds borrowed to finance construction as an increase in property, plant and equipment and a reduction of interest expense. Under the provisions of FAS 71, both companies capitalized both interest and equity costs allowed by regulators during periods of construction as other income and as an addition to the cost of plant constructed. Additionally, PacBell began accounting for pension costs under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," (FAS
      87) and Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (FAS 88).


Note 3.  Merger with PAC

      On April 1, 1997, SBC and PAC completed the merger of an SBC subsidiary with PAC, in a transaction in which each share of PAC common stock was exchanged for 1.4629 shares of SBC common stock (equivalent to approximately 626 million shares; both the exchange ratio and shares issued have been restated to reflect the two-for-one stock split declared January 30, 1998). With the merger, PAC became a wholly-owned subsidiary of SBC. The transaction has been accounted for as a pooling of interests and a tax-free reorganization. Accordingly, the financial statements for the periods presented prior to the merger have been restated to include the accounts of PAC.

      Operating revenues, income before extraordinary loss and cumulative effect of accounting change and net income (loss) of the separate companies for the pre-merger periods of the last three years were as follows:

         -----------------------------------------------------------------------
                                              Three
                                              months
                                              ended
                                             March 31,  Year Ended December 31,
         -----------------------------------------------------------------------
                                                  1997        1996        1995
         -----------------------------------------------------------------------
         Operating revenues:
             SBC                              $  3,456    $ 13,857    $ 12,670
             PAC                                 2,535       9,588       9,042
         -----------------------------------------------------------------------
             Combined                         $  5,991    $ 23,445    $ 21,712
         -----------------------------------------------------------------------
         Income before extraordinary loss and
           cumulative effect of accounting
         change:
             SBC                              $    517    $  2,101    $  1,889
             PAC                                   352       1,057       1,048
             Adjustments                           (12)         31          21
         -----------------------------------------------------------------------
             Combined                         $    857    $  3,189    $  2,958
         -----------------------------------------------------------------------
         Net income (loss):
             SBC                              $    517    $  2,101    $   (930)
             PAC                                   352       1,142      (2,312)
             Adjustments                           (12)         36         178
         -----------------------------------------------------------------------
             Combined                         $    857    $  3,279    $ (3,064)
         -----------------------------------------------------------------------

      The combined results include the effect of changes applied retroactively to conform accounting methodologies between PAC and SBC for, among other items, pensions, postretirement benefits, sales commissions and merger transaction costs as well as certain deferred tax adjustments resulting from the merger. In each case, SBC believes the new methods are more prevalent and better reflect the operations of the business. Transaction costs and one-time charges relating to the closing of the merger were $359 ($215 net of tax) including, among other items, the present value of amounts to be returned to California ratepayers as a condition of the merger and expenses for investment banker and professional fees. Of this total, $287 ($180 net of tax) is included in expenses in 1997, and $72 ($35 net of tax) in 1996.

      Post-merger initiatives
      During the second quarter of 1997, SBC announced after-tax charges of $1.6 billion related to several strategic decisions resulting from the merger integration process that began with the April 1 closing of its merger with PAC, which included $165 ($101 after tax) of charges related to several regulatory rulings during the second quarter of 1997 and $281 ($176 after tax) for merger approval costs. The decisions resulted from an extensive review of operations throughout the merged company and include significant integration of operations and consolidation of some administrative and support functions. Following is a discussion of the most significant of these charges.

      Reorganization SBC is centralizing several key functions that will support the operations of the Telephone Companies, including network planning, strategic marketing and procurement. It is also consolidating a number of corporate-wide support activities, including research and development, information technology, financial transaction processing and real estate management. The Telephone Companies will continue as separate legal entities. These initiatives will result in the creation of some jobs and the elimination and realignment of others, with many of the affected employees changing job responsibilities and in some cases assuming positions in other locations.

      SBC recognized a charge of approximately $338 ($213 net of tax) during the second quarter of 1997 in connection with these initiatives. This charge was comprised mainly of postemployment benefits, primarily related to severance, and costs associated with closing down duplicate operations, primarily contract cancellations. Other charges arising out of the merger related to relocation, retraining and other effects of consolidating certain operations are being recognized in the periods those charges are incurred. During the second half of 1997, SBC incurred $501 ($304 net of tax) of merger-related charges.

      Impairments/asset valuation As a result of SBC's merger integration plans, strategic review of domestic operations and organizational realignments, SBC reviewed the carrying values of related long-lived assets. This review included estimating remaining useful lives and cash flows and identifying assets to be abandoned. Where this review indicated impairment, discounted cash flows related to those assets were analyzed to determine the amount of the impairment. As a result of these reviews, SBC wrote off some assets and recognized impairments to the value of other assets with a combined charge of $965 ($667 after tax) recorded in the second quarter of 1997. These impairments and writeoffs related to the wireless digital TV operations in southern California, certain analog switching equipment in California, certain rural and other telecommunications equipment in Nevada, selected wireless equipment, duplicate or obsolete equipment, cable within commercial buildings in California, certain nonoperating plant and other assets.

      Video curtailment/purchase commitments SBC also announced that it is scaling back its limited direct investment in video services. As a result of this curtailment, SBC has halted construction on the Advanced Communications Network (ACN) in California. As part of an agreement with the ACN vendor, SBC paid the liabilities of the ACN trust that owned and financed ACN construction, incurred costs to shut down all construction previously conducted under the trust and received certain consideration from the vendor. In the second quarter of 1997, SBC recognized its net expense of $553 ($346 after tax) associated with these activities. Additionally, SBC curtailed several other video-related activities including discontinuing its broadband network video trials in Richardson, Texas and San Jose, California, substantially scaling back its involvement in the Tele-TV joint venture and withdrawing from the Americast venture. Americast partners are disputing the withdrawal in arbitration and litigation, the outcome of which cannot be predicted. The collective impact of these decisions resulted in a charge of $145 ($92 after tax) in the second quarter of 1997.


Note 4.  Merger   Agreement   with   Southern  New  England   Telecommunications
         Corporation (SNET)

      On January 5, 1998, SBC and SNET jointly announced a definitive agreement to merge an SBC subsidiary with SNET, in a transaction in which each share of SNET common stock will be exchanged for 1.7568 shares of SBC common stock (equivalent to approximately 120 million shares, or 6.5% of SBC's outstanding shares at December 31, 1997; both the exchange ratio and shares to be issued have been restated to reflect the two-for-one stock split declared January 30, 1998). After the merger, SNET will be a wholly-owned subsidiary of SBC. The transaction is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. The merger is subject to certain regulatory approvals as well as approval by the shareowners of SNET at a special meeting expected to be held on March 27, 1998. If approvals are granted, the transaction is expected to close by the end of 1998.


Note 5.  Pacific Telesis Group Financial Information

      The following table presents summarized financial information for Pacific Telesis Group at December 31, or for the year then ended:


        --------------------------------------------------------------------------
                                                          1997      1996     1995
        --------------------------------------------------------------------------
        Balance Sheets
         Current assets                               $  2,835  $  2,474 $  2,434
         Noncurrent assets                              14,041    14,134   13,407
         Current liabilities                             4,513     3,527    4,641
         Noncurrent liabilities                         10,305    10,308    9,010
        --------------------------------------------------------------------------
        Income Statements
         Operating revenues                          $ 10,101   $  9,588 $  9,042
         Operating income (loss)                         (166)     2,198    2,011
         Income (loss) before extraordinary loss
          and cumulative effect of accounting changes    (546)     1,057    1,048
         Net income (loss)                               (224)     1,142   (2,312)
         --------------------------------------------------------------------------


      SBC has not provided separate financial statements and other disclosures for PAC as management has determined that such information is not material to the holders of the Trust Originated Preferred Securities (TOPrS) (see
      Note 10). On January 30, 1998, SBC guaranteed payment of the obligations of the TOPrS.

Note 6.  Earnings Per Share

      A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary loss and cumulative effect of accounting change for the years ended December 31, 1997, 1996 and 1995 are shown in the table below. Per share amounts have been restated to reflect the two-for-one stock split declared January 30, 1998.

        --------------------------------------------------------------------
        Year Ended December 31,                   1997      1996       1995
        --------------------------------------------------------------------
        Numerators
        Numerator for basic earnings per share:
         Income before extraordinary loss
          and cumulative effect of accounting
          change                               $ 1,474   $ 3,189    $ 2,958
        --------------------------------------------------------------------
        Dilutive potential common shares:
         Other stock-based compensation              3         2          2
        --------------------------------------------------------------------
          Numerator for diluted earnings
          per share                            $ 1,477   $ 3,191    $ 2,960
        --------------------------------------------------------------------
        Denominators
        Denominator for basic earnings per share:
         Weighted average number of common
          shares outstanding (000)           1,828,395 1,841,240  1,840,861
        --------------------------------------------------------------------
        Dilutive potential common shares (000):
         Stock options                          11,791     6,783      4,910
         Other stock-based compensation          4,443     3,410      2,936
        --------------------------------------------------------------------
        Denominator for diluted
         earnings per share                  1,844,629 1,851,433  1,848,707
        --------------------------------------------------------------------
        Basic earnings per share:
         Income before extraordinary loss
          and cumulative effect of accounting
          change                               $  0.81   $  1.73    $  1.61
         Extraordinary loss                        -         -        (3.27)
         Cumulative effect of accounting
          change                                   -        0.05        -
        --------------------------------------------------------------------
         Net income (loss)                     $  0.81   $  1.78    $ (1.66)
        --------------------------------------------------------------------
        Diluted earnings per share:
         Income before extraordinary loss
          and cumulative effect of accounting
          change                               $  0.80   $  1.72    $  1.60
         Extraordinary loss                        -         -        (3.26)
         Cumulative effect of accounting
          change                                   -        0.05         -
        --------------------------------------------------------------------
         Net income (loss)                     $  0.80   $  1.77    $ (1.66)
        --------------------------------------------------------------------

Note 7.  Property, Plant and Equipment

      Property, plant and equipment is summarized as follows at December 31:

         ---------------------------------------------------------------------
                                                       1997          1996
         ---------------------------------------------------------------------
         Telephone Companies plant
               In service                         $  60,122     $  56,638
               Under construction                     1,147         1,614
         ---------------------------------------------------------------------
                                                     61,269        58,252
         Accumulated depreciation and
          amortization                              (36,384)      (34,515)
         ---------------------------------------------------------------------
         Total Telephone Companies                   24,885        23,737
         ---------------------------------------------------------------------
         Other                                        4,017         3,534
         Accumulated depreciation and
          amortization                               (1,563)       (1,191)
         ---------------------------------------------------------------------
         Total other                                  2,454         2,343
         ---------------------------------------------------------------------
         Property, plant and equipment-net        $  27,339      $ 26,080
         =====================================================================
      SBC's depreciation expense as a percentage of average depreciable plant was 7.4% for 1997, 6.9% for 1996 and 7.0% for 1995.

      Certain facilities and equipment used in operations are under operating or capital leases. Rental expenses under operating leases for 1997, 1996 and 1995 were $390, $324 and $231. At December 31, 1997, the future minimum rental payments under noncancelable operating leases for the years 1998 through 2002 were $168, $171, $113, $86 and $66, and $238 thereafter.
      Capital leases were not significant.

Note 8.  Equity Investments

      Investments in affiliates accounted for under the equity method include SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. SBC is a member of a consortium that holds all of the AA shares of Telmex stock, representing voting control of the company. The consortium is controlled by a group of Mexican investors led by an affiliate of Grupo Carso, S.A. de C.V. SBC also owns L shares which have limited voting rights. Throughout 1997 and in February 1998, SBC sold portions of its L shares so that its total equity investment remained below 10% of Telmex's total equity capitalization.

      Other major equity investments held by SBC include a 1997 investment of $760 in South African telecommunications (see Note 16), an indirect 15%
      ownership in Cegetel, a joint venture providing a broad range of telecommunications offerings in France, investments in Chilean telecommunications operations and minority ownership of several domestic wireless properties.

      The following table is a reconciliation of SBC's investments in equity affiliates:
         ---------------------------------------------------------------------
                                                1997       1996        1995
         ---------------------------------------------------------------------
         Beginning of year                 $   1,964   $  1,616    $  1,776
         Additional investments                1,076        337         447
         Equity in net income                    201        207         120
         Dividends received                      (90)       (70)        (62)
         Currency translation adjustments       (135)       (94)       (268)
         Reclassifications and other
          adjustments                           (276)       (32)       (397)
         =====================================================================
         End of year                       $   2,740   $  1,964    $  1,616
         =====================================================================
      Currency translation adjustments for 1997 primarily reflect the effect of the exchange rate fluctuations on SBC's investments in South African and French telecommunications.

      The currency translation adjustment for 1995 primarily reflects the effect on SBC's investment in Telmex of the decline in the value of the Mexican peso relative to the U.S. dollar during 1995. In 1997, SBC used the U.S. dollar, instead of the peso, as the functional currency for its investment in Telmex due to the Mexican economy becoming highly inflationary.

      Other adjustments for 1997 reflect the sale of portions of SBC's Telmex L shares and the change to the cost method of accounting in 1997 for SBC's 1995 investment in South African wireless operations. Other adjustments for 1995 reflect the change in October 1995 to the cost method of accounting for SBC's United Kingdom cable television operations (see Note
      16).

      Undistributed earnings from equity affiliates were $862 and $762 at December 31, 1997 and 1996.

Note 9.  Debt


      Long-term debt, including interest rates and maturities,  is summarized as follows at December 31:
         ------------------------------------------------------------------------------
                                                                 1997          1996
         ------------------------------------------------------------------------------
         SWBell
          Debentures
           4.50%-5.88%   1997-2006                           $    500      $    600
           6.13%-6.88%   2000-2024                              1,550         1,200
           7.00%-7.75%   2009-2027                              1,750         1,500
         ------------------------------------------------------------------------------
                                                                3,800         3,300
           Unamortized discount--net of premium                   (36)          (29)
         ------------------------------------------------------------------------------
           Total debentures                                     3,764         3,271
         ------------------------------------------------------------------------------
          Notes
           5.04%-7.67%   1997-2010                              1,236         1,118
           Unamortized discount                                    (6)           (6)
         ------------------------------------------------------------------------------
           Total notes                                          1,230         1,112
         ------------------------------------------------------------------------------
         PacBell
          Debentures
           4.62%-5.88%   1999-2006                                475           475
           6.00%-6.88%   2002-2034                              1,194         1,194
           7.12%-7.75%   2008-2043                              2,250         2,150
           8.50%         2031                                     225           225
         ------------------------------------------------------------------------------
                                                                4,144         4,044
           Unamortized discount--net of premium                   (89)          (89)
         ------------------------------------------------------------------------------
           Total debentures                                     4,055         3,955
         ------------------------------------------------------------------------------
           Notes
            6.25%-8.70%   2001-2009                             1,300         1,150
            Unamortized discount                                  (18)          (18)
         ------------------------------------------------------------------------------
            Total notes                                         1,282         1,132
         ------------------------------------------------------------------------------
         Other notes
          5.76%-6.98%   1997-2007                                 188           310
          7.00%-9.50%   1997-2020                               1,318         1,140
         ------------------------------------------------------------------------------
                                                                1,506         1,450
          Unamortized premium (discount)                           71           (14)
         ------------------------------------------------------------------------------
          Total other notes                                     1,577         1,436
         ------------------------------------------------------------------------------
         Guaranteed obligations of employee stock
          ownership plans (1)
          8.41%-9.40%    1997-2000                                153           208
         ------------------------------------------------------------------------------
         Capitalized leases                                       294           303
         ------------------------------------------------------------------------------
         Total long-term debt, including current maturities    12,355        11,417
         Current maturities                                      (336)         (487)
         ==============================================================================
         Total long-term debt                                $ 12,019      $ 10,930
         ==============================================================================

        (1) See Note 13.


      In February 1998, SBC called $630 of debentures and notes of SWBell, PacBell and SBC Communications Capital Corporation (included in Other notes). Estimated net income impact from unamortized discounts and call premiums is $(8). During 1995, SBC refinanced long-term debentures of SWBell and PacBell. Costs of $36 associated with refinancing are included in other income (expense) - net, with related income tax benefits of $14 included in income taxes in SBC's Consolidated Statements of Income.

      At December 31, 1997, the aggregate principal amounts of long-term debt scheduled for repayment for the years 1998 through 2002 were $336, $500, $469, $986 and $879. As of December 31, 1997, SBC was in compliance with all covenants and conditions of instruments governing its debt.

      Debt maturing within one year consists of the following at December 31:
         ----------------------------------------------------------------------
                                                         1997           1996
         ----------------------------------------------------------------------
         Commercial paper                            $  1,268       $  1,848
         Current maturities of long-term debt             336            487
         Other short-term debt                            349              -
         ======================================================================
         Total                                       $  1,953       $  2,335
         ======================================================================

      The weighted average interest rate on commercial paper debt at December 31, 1997 and 1996 was 6.0%. SBC has entered into agreements with several banks for lines of credit totaling $1,000. All of these agreements may be used to support commercial paper borrowings and are on a negotiated fee basis with interest rates negotiable at time of borrowing. There were no borrowings outstanding under these lines of credit at December 31, 1997. Another group of uncommitted lines of credit with banks that do not require compensating balances or commitment fees, and accordingly are subject to continued review, amounted to approximately $1,475 at December 31, 1997.


Note 10.  Financial Instruments

      The carrying amounts and estimated fair values of SBC's long-term debt,
      including  current  maturities  and  other  financial   instruments,   are
      summarized as follows at December 31:
         -----------------------------------------------------------------------
                                                 1997               1996
         -----------------------------------------------------------------------
                                          Carrying    Fair   Carrying    Fair
                                          Amount      Value  Amount      Value
         ----------------------------------------------------------------------
         SWBell debentures                $3,764     $3,828  $3,271     $3,208
         SWBell notes                      1,230     1,271    1,112      1,115
         PacBell debentures                4,055     4,337    3,955      3,917
         PacBell notes                     1,282     1,342    1,132      1,171
         Other notes                       1,577     1,768    1,436      1,478
         TOPrS                             1,000      1,034   1,000        990
         Guaranteed obligations of
          employee stock ownership
          plans(1)                           153        159     208        219
         ----------------------------------------------------------------------
        (1) See Note 13.

      The fair values of SBC's long-term debt were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The fair value of the TOPrS was estimated based on quoted market prices. The carrying amounts of commercial paper debt approximate fair values.

      SBC does not hold or issue any financial instruments for trading purposes. SBC's cash equivalents and short-term investments are recorded at amortized cost. The carrying amounts of cash and cash equivalents and short-term investments and customer deposits approximate fair values.


      Pacific Telesis Financing I and II (the Trusts) were formed for the exclusive purpose of issuing preferred and common securities representing undivided beneficial interests in the Trusts and investing the proceeds from the sales of TOPrS in unsecured subordinated debt securities of PAC. Under certain circumstances, dividends on TOPrS could be deferred for up to a period of five years. PAC sold $1 billion of TOPrS, $500 at 7.56% in January 1996 through Pacific Telesis Financing I and $500 at 8.5% in June 1996 through Pacific Telesis Financing II. As of December 31, 1997, the Trusts held subordinated debt securities of PAC in principal amounts of $516 and $514 with interest rates of 7.56% and 8.5%. Both issues of TOPrS were priced at $25 per share, have an original 30-year maturity that may be extended up to 49 years, and are callable five years after date of sale at par and are included on the balance sheet as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. The proceeds were used to retire short-term indebtedness, primarily commercial paper. On January 30, 1998, SBC guaranteed payment of the obligations of the TOPrS.

      Derivatives

      PAC has entered into an equity swap contract to hedge exposure to risk of market changes related to its recorded liability for outstanding employee stock options for common stock of AirTouch Communications, Inc. (spun-off operations) and associated stock appreciation rights (SARs)(see Note 14). PAC plans to make open market purchases of the stock of spun-off operations to satisfy its obligation for options that are exercised. Off-balance-sheet risk exists to the extent the market price of the stock of spun-off operations rises above the market price reflected in the liability's current carrying value. The equity swap was entered into to hedge this exposure and minimize the impact of market fluctuations. The contract entitles PAC to receive settlement payments to the extent the price of the common stock of spun-off operations rises above the notional value of $23.74 per share, but imposes an obligation to make payments to the extent the price declines below this level. The swap also obligates PAC to make a monthly payment of a fee based on LIBOR. The total notional amount of the contract, $32 and $60 as of December 31, 1997 and 1996 covers the approximate number of the outstanding options and SARs of spun-off operations on that date. PAC plans to periodically adjust downward the outstanding notional amount as the options and SARs are exercised. The equity swap contract expires April 1999.

      Both the equity swap and PAC's liability for the stock options and SARs of spun-off operations are carried in the balance sheet at their market values, which were immaterial as of December 31, 1997 and 1996. Gains and losses from quarterly market adjustments of the carrying amounts substantially offset. As of December 31, 1997 and 1996, the accounting loss that would be incurred from nonperformance by the counterparty to the equity swap was $14 and $4. However, management does not expect to realize any loss from counterparty nonperformance.

Note 11.  Income Taxes

      Significant components of SBC's deferred tax liabilities and assets are as follows at December 31:
         ------------------------------------------------------------------
                                                       1997          1996
         ------------------------------------------------------------------
         Depreciation and amortization              $  3,648     $  3,283
         Other                                         2,255        1,017
         ------------------------------------------------------------------
         Deferred tax liabilities                      5,903        4,300
         ------------------------------------------------------------------
         Employee benefits                             2,391        2,221
         Unamortized investment tax credits              169          195
         Other                                         2,394        1,328
         ------------------------------------------------------------------
         Deferred tax assets                           4,954        3,744
         ------------------------------------------------------------------
         Deferred tax assets valuation allowance          68           96
         ------------------------------------------------------------------
         Net deferred tax liabilities               $  1,017     $    652
         ==================================================================

      The decrease in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

      The components of income tax expense are as follows:

        ----------------------------------------------------------------------------
                                                       1997       1996        1995
        ----------------------------------------------------------------------------
        Federal
         Current                                   $    705   $  1,242    $    829
         Deferred--net                                   57        468         520
         Amortization of investment tax credits         (81)       (80)        (95)
        ----------------------------------------------------------------------------
                                                        681      1,630       1,254
        ----------------------------------------------------------------------------
        State and local
         Current                                         24        172         176
         Deferred--net                                  158        158          89
        ----------------------------------------------------------------------------
                                                        182        330         265
        ----------------------------------------------------------------------------
        Total                                      $    863   $  1,960    $  1,519
        ============================================================================


     A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary loss and cumulative effect of accounting change is as follows:


        ----------------------------------------------------------------------------------
                                                             1997        1996       1995
        ----------------------------------------------------------------------------------
        Taxes computed at federal statutory rate         $     818  $   1,802   $  1,567
        Increases (decreases) in income taxes resulting
         from:
         Amortization of investment tax credits over
          the life of the plant that gave rise to the
          credits                                              (53)       (53)       (92)
         State and local income taxes--net of federal
          income tax benefit                                   118        215        172
         Other--net                                            (20)        (4)      (128)
        ----------------------------------------------------------------------------------
        Total                                            $     863  $   1,960   $  1,519
        ==================================================================================



Note 12.  Employee Benefits

      Pensions - Substantially all employees of SBC are covered by one of three noncontributory pension and death benefit plans. The pension benefit formula used in the determination of pension cost for nonmanagement employees is based on a flat dollar amount per year of service according to job classification. For PAC managers, benefits accrue in separate account balances based on a fixed percentage of each employee's monthly salary with interest. For all other managers, benefits accrue in separate account balances based on a fixed percentage of each employee's monthly salary plus interest or are determined based upon a stated percentage of adjusted career income.

      SBC's objective in funding the plans, in combination with the standards of the Employee Retirement Income Security Act of 1974 (as amended), is to accumulate funds sufficient to meet its benefit obligations to employees upon their retirement. Contributions to the plans are made to a trust for the benefit of plan participants. Plan assets consist primarily of stocks, U.S. government and domestic corporate bonds, index funds and real estate.

      Net pension cost is composed of the following:
      -----------------------------------------------------------------------
                                               1997        1996       1995
      -----------------------------------------------------------------------
      Service cost--benefits earned during
       the period                          $    278    $    297      $   311
      Interest cost on projected benefit
       obligation                             1,146       1,131        1,161
      Actual return on plan assets           (3,775)     (2,919)      (4,232)
      Other--net                              2,161       1,270        2,813
      -----------------------------------------------------------------------
      Net pension cost (benefit)           $   (190)   $   (221)     $    53
      -----------------------------------------------------------------------

      The following table sets forth the pension plans' funded status and the amounts included in SBC's Consolidated Balance Sheets at December 31:
      --------------------------------------------------------------------
                                                        1997        1996
      --------------------------------------------------------------------
      Fair value of plan assets                      $23,092   $  20,738
      Less: Actuarial present value of projected
       benefit obligation                             16,746      15,006
      --------------------------------------------------------------------
      Plan assets in excess of projected benefit
       obligation                                      6,346       5,732
      Unrecognized prior service cost                  1,108         845
      Unrecognized net gain                           (6,564)     (6,072)
      Unamortized transition asset                      (811)       (973)
      --------------------------------------------------------------------
      Prepaid (accrued) pension cost                 $    79   $    (468)
      ====================================================================

      The projected benefit obligation was increased $202 at December 31, 1996, for the cost of force reductions anticipated to take place in 1996 and 1997 and recognized in SBC's financial statements under FAS 88.

      Significant weighted average assumptions used in developing pension information include:
      --------------------------------------------------------------------------
                                                     1997        1996      1995
      --------------------------------------------------------------------------
      Discount rate for determining projected
       benefit obligation                            7.25%       7.5%      7.25%
      Long-term rate of return on plan assets         8.5%      8.55%       8.0%
      Composite rate of compensation increase         4.3%       4.3%       4.3%
      --------------------------------------------------------------------------

      The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

      In April 1997 management amended the pension plan for non-PAC managers to a cash balance pension plan effective June 1, 1997. Under the new plan, participants accrue benefits based on a percentage of pay plus interest. In addition, a transition benefit is phased in over five years. The new plan also requires computation of a grandfathered benefit using the old formula for five years. Participants receive the greater of the cash balance benefit or the grandfathered benefit. The new cash balance plan allows lump sum benefit payments in addition to annuities. This change did not have a significant impact on SBC's net income for 1997.

      In March 1996, management amended the pension plan for PAC managers from a final pay plan to a cash balance plan effective July 1, 1996. An enhanced transition benefit, based on frozen pay and service as of June 30, 1996, was established to preserve benefits already accrued by salaried employees under the final pay plan and resulted in an increase in earned benefits for most employees. SBC also updated the actuarial assumptions used in valuing the PAC plans to reflect changes in market interest rates and recent experience, including a change in its assumption concerning future ad hoc increases in pension benefits. Taken together, these changes increased net income by approximately $125 during 1996.

      The actuarial estimate of the accumulated benefit obligation does not include assumptions about future compensation levels. The accumulated benefit obligation as of December 31, 1997 was $15,565, of which $14,404 was vested. At December 31, 1996 these amounts were $13,965 and $12,376.

      Approximately 4,200 and 2,200 employees left PacBell during 1996 and 1995 under retirement or voluntary and involuntary severance programs and received special pension benefits and cash incentives in connection with the PacBell restructuring and related force reduction programs. Annual pension cost excludes $(64) and $219 of additional pension costs charged to PacBell's restructuring reserve in 1996 and 1995.

      During 1997, the significant amount of lump sum pension payments resulted in a partial settlement of PAC's pension plans. In accordance with FAS 88, net settlement gains in the amount of $299 were recognized in 1997. Of this amount, $152 was recognized in the first quarter of 1997 and related primarily to managers who terminated employment in 1996. These gains are not included in the net pension cost shown in the preceding table.

      In December 1996, under the provisions of Section 420 of the Internal Revenue Code, SBC transferred $73 in pension assets to a health care benefit account for the reimbursement of retiree health care benefits paid by SBC. No additional pension assets were transferred to the health care benefit account in 1997.

      Supplemental Retirement Plans - SBC also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. These plans include supplemental defined pension benefits as well as compensation deferral plans, some of which include a corresponding match by SBC based on a percentage of the compensation deferral. Expenses related to these plans were $89, $88 and $91 in 1997, 1996 and 1995. Liabilities of $892 and $758 related to these plans have been included in other noncurrent liabilities in SBC's Consolidated Balance Sheets at December 31, 1997 and 1996.

      Postretirement Benefits - SBC provides certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrues actuarially determined postretirement benefit costs as active employees earn these benefits. Employees retiring after certain dates will pay a share of the costs of medical coverage that exceed a defined dollar medical cap. Such future cost sharing provisions have been reflected in determining SBC's postretirement benefit costs.

      Postretirement benefit cost is composed of the following:
         ---------------------------------------------------------------------
                                                    1997      1996       1995
         ---------------------------------------------------------------------
         Service cost--benefits earned
          during the period                     $    102   $   101   $    99
         Interest cost on accumulated
          postretirement benefit
          obligation (APBO)                          480       475       496
         Actual return on assets                    (619)     (375)     (452)
         Other--net                                  398       208       318
         =====================================================================
         Postretirement benefit cost            $    361   $   409   $   461
         =====================================================================

      SBC maintains Voluntary Employee Beneficiary Association (VEBA) trusts to fund postretirement benefits. During 1997 and 1996, SBC contributed $415 and $320 into the VEBA trusts to be ultimately used for the payment of postretirement benefits. Assets consist principally of stocks and U.S. government and corporate bonds.

      The following table sets forth the plans' funded status and the amount included in SBC's Consolidated Balance Sheets at December 31:
         -----------------------------------------------------------------------
                                                             1997        1996
         -----------------------------------------------------------------------
         Retirees                                        $  4,470    $  4,047
         Fully eligible active plan participants              773         706
         Other active plan participants                     1,932       1,819
         -----------------------------------------------------------------------
         Total APBO                                         7,175       6,572
         Less:  Fair value of plan assets                   3,533       2,697
         -----------------------------------------------------------------------
         APBO in excess of plan assets                      3,642       3,875
         Unrecognized prior service cost                       24         (31)
         Unrecognized net gain                              1,105       1,119
         -----------------------------------------------------------------------
         Accrued postretirement benefit obligation       $  4,771    $  4,963
         =======================================================================

      In December 1995, one of the life insurance benefit plans was merged with one of the medical plans. The fair value of plan assets restricted to the payment of life insurance benefits only was $887 and $746 at December 31, 1997 and 1996. At December 31, 1997 and 1996, the accrued life insurance benefits included in the accrued postretirement benefit obligation were $74 and $57.

      The assumed medical cost trend rate in 1998 is 7.5%, decreasing gradually to 5.5% in 2002, prior to adjustment for cost-sharing provisions of the plan for active and certain recently retired employees. The assumed dental cost trend rate in 1998 is 6%, reducing to 5% in 2002. Raising the annual medical and dental cost trend rates by one percentage point increases the APBO as of December 31, 1997 by $458 and increases the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1997 by approximately $45. Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO and related postretirement benefit costs were the same as those used in developing the pension information.

Note 13.  Other Employee Benefits

      Employee Stock Ownership Plans - SBC maintains contributory savings plans which cover substantially all employees. Under the savings plans, SBC matches a stated percentage of eligible employee contributions, subject to a specified ceiling.

      SBC has three leveraged Employee Stock Ownership Plans (ESOPs) as part of the existing savings plans. Two of the ESOPs were funded with notes issued by the savings plans to various lenders, the proceeds of which were used to purchase shares of SBC's common stock in the open market. These notes are unconditionally guaranteed by SBC and therefore presented as a reduction to shareowners' equity and an increase in long-term debt. They will be repaid with SBC contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs.

      The third ESOP purchased PAC treasury shares in exchange for a promissory note from the plan to PAC. Since PAC is the lender, this note is not reflected as a liability and the remaining cost of unallocated trust shares is carried as a reduction of shareowners' equity. Principal and interest on the note are paid from employer contributions and dividends received by the trust. All PAC shares were exchanged for SBC shares effective with the merger April 1, 1997. The provisions of this ESOP were unaffected by this exchange.

      SBC's match of employee contributions to the savings plans is fulfilled with shares of stock allocated from the ESOPs and with purchases of SBC's stock in the open market. Shares held by the ESOPs are released for allocation to the accounts of employees as employer matching contributions are earned. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees' accounts. Both benefit cost and interest expense on the notes are reduced by dividends on SBC's shares held by the ESOPs and interest earned on the ESOPs' funds.

      Information  related  to the ESOPs  and the  savings  plans is  summarized below:
        ------------------------------------------------------------------------
                                                  1997        1996        1995
        ------------------------------------------------------------------------
        Benefit expense--net of dividends and
         interest income                        $   46       $  65      $  66
        Interest expense--net of dividends and
         interest income                            18          26         37
        ------------------------------------------------------------------------
        Total expense                           $   64       $  91      $ 103
        ========================================================================
        Company contributions for ESOPs         $   98       $ 108      $  89
        ========================================================================
        Dividends and interest income for debt
         service                                $   58       $  62      $  72
        ========================================================================


        SBC shares held by the ESOPs are summarized as follows at December 31:
        -----------------------------------------------------------------------
                                                           1997           1996
        -----------------------------------------------------------------------
        Unallocated                                   15,621,250     31,005,792
        Committed to be allocated                        282,388        355,188
        Allocated to participants                     43,151,816     31,119,148
        =======================================================================
        Total                                         59,055,454     62,480,128
        =======================================================================


Note 14.  Stock-Based Compensation

      Under various SBC plans, senior and other management employees and non-employee directors have received stock options, SARs, performance shares and nonvested stock units to purchase shares of SBC common stock. Options issued through December 31, 1997 carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Depending upon the grant, vesting of options may occur up to four years from the date of grant. Performance shares are granted to key employees in the form of common stock and/or in cash based upon the price of common stock at date of grant and are awarded at the end of a two or three year period, subject to the achievement of certain performance goals. Nonvested stock units are also valued at market price of the stock at date of grant and vest over a three year period. Up to 156 million shares may be issued under these plans.

      In 1996 SBC elected to continue measuring compensation cost for these plans using the intrinsic value based method of accounting prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Accordingly, no compensation cost for SBC's stock option plans has been recognized. The compensation cost that has been charged against income for SBC's other stock-based compensation plans, primarily SARs and nonvested stock units, totaled $43, $22 and $24 for 1997, 1996 and 1995. Had compensation cost for stock option plans been recognized using the fair value based method of accounting at the date of grant for awards in 1997, 1996 and 1995 as defined by FAS 123, SBC's net income (loss) would have been $1,400, $3,250 and $(3,074) and basic net income (loss) per share would have been $0.77, $1.77 and $(1.67).

      Options and SARs held by the continuing employees of PAC at the time of the AirTouch Communications Inc. spin-off were supplemented with an equal number of options and SARs for common shares of spun-off operations. The exercise prices for outstanding options and SARs held by continuing employees of PAC were adjusted downward to reflect the value of the supplemental spun-off operations' options and SARs. The balance sheet reflects a related liability equal to the difference between the current market price of spun-off operations stock and the exercise prices of the supplemental options outstanding (see Note 10). As of December 31, 1997, 831,139 supplemental spun-off operations options and SARs were outstanding with expiration dates ranging from 1998 to 2003. Outstanding options and SARs that were held by employees of the wireless operations at the spin-off date were replaced by options and SARs for common shares of spun-off operations. The spun-off operations assumed liability for these replacement options and SARs.

      For purposes of these pro forma disclosures, the estimated fair value of the options granted after 1994 is amortized to expense over the options' vesting period. Because most employee options vest over a two to three year period, these disclosures will not be indicative of future pro forma amounts until the FAS 123 rules are applied to all outstanding non-vested awards. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: risk-free interest rate of 6.57%, 6.26% and 6.34%; dividend yield of 2.99%, 4.92% and 3.61%; expected volatility factor of 15%, 18% and 18%; and expected option life of 5.8, 4.7 and 4.6 years.

        Information related to options and SARs is summarized below and has been restated to reflect the two-for-one stock split declared January 30, 1998:


         ------------------------------------------------------------------------------
                                                                               Weighted
                                                                                Average
                                                                 Number        Exercise
                                                                                  Price
         ------------------------------------------------------------------------------
         Outstanding at January 1, 1995                      43,988,164          $19.52
         Granted                                             16,735,644           23.49
         Exercised                                           (4,373,340)          16.90
         Forfeited/Expired                                   (1,509,368)          21.36
         ------------------------------------------------------------------------------
         Outstanding at December 31, 1995
          (25,524,518 exercisable at weighted average
          price of $19.05)                                   54,841,100           20.89
         Granted                                             24,643,276           22.98
         Exercised                                           (3,767,420)          18.73
         Forfeited/Expired                                   (1,518,552)          21.56
         ------------------------------------------------------------------------------
         Outstanding at December 31, 1996
          (35,522,826 exercisable at weighted average
          price of $20.13)                                   74,198,404           21.68
         Granted                                             32,034,238           27.58
         Exercised                                          (17,118,968)          20.52
         Forfeited/Expired                                   (4,441,532)          25.49
         ------------------------------------------------------------------------------
         Outstanding at December 31, 1997
          (40,802,392 exercisable at weighted average
          price of $21.02)                                   84,672,142          $23.95
         ==============================================================================


       Information related to options and SARs outstanding at December 31, 1997:

        -------------------------------------------------------------------------------------
        Exercise Price Range              $12.00-12.49 $12.50-19.99 $20.00-22.49 $22.50-29.19
        -------------------------------------------------------------------------------------
        Number of options and SARs:
         Outstanding                            67,560    9,877,430   18,978,694   55,748,458
         Exercisable                            67,560    9,877,430   18,944,252   11,913,150
        Weighted average exercise price:
         Outstanding                          $  12.08     $  17.50     $  20.92     $  26.13
         Exercisable                          $  12.08     $  17.50     $  20.92     $  24.14
        Weighted average remaining
         contractual life                     0.8 year    5.9 years    6.2 years    7.5 years
        =====================================================================================


      The weighted-average grant-date fair value of each option granted during 1997, 1996 and 1995 was $5.65, $3.45 and $4.16.


Note 15.  Shareowners' Equity

      Common Stock Split - On January 30, 1998, the Board of Directors of SBC (Board) declared a two-for-one stock split, effected in the form of a stock dividend, on the shares of SBC's common stock. Each shareholder of record on February 20, 1998 will receive an additional share of common stock for each share of common stock then held. The stock will be issued March 19, 1998. SBC will retain the current par value of $1.00 per share for all shares of common stock.

      Shareowners' Rights Plan - The Shareowners' Rights Plan (Plan) becomes operative in certain events involving the acquisition of 20% or more of SBC's common stock by any person or group in a transaction not approved by the Board, or the designation by the Board of a person or group owning more than 10% of the outstanding stock as an adverse person, as provided in the Plan. Upon the occurrence of these events, each right, unless redeemed by the Board, generally entitles the holder (other than the holder triggering the right) to purchase an amount of common stock of SBC (or, in certain circumstances, of the potential acquiror) having a value equal to two times the exercise price of $160. The rights expire in January 1999. After giving effect to stock splits in January 1998 and May 1993, effected in the form of a stock dividend, each share of common stock represents one-quarter of a right.

      The rights have certain antitakeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire SBC on terms not approved by the Board.

      The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed.

Note 16.  Acquisitions and Dispositions

      In May 1997, a consortium made up of SBC and Telekom Malaysia Berhad, 60% owned by SBC, completed the purchase of 30% of Telkom SA Limited (Telkom), the state-owned telecommunications company of South Africa. SBC invested $760, approximately $600 of which will remain in Telkom.

      In October 1995, SBC combined its United Kingdom cable television operations with those of TeleWest Communications, P.L.C., a publicly held joint venture between Telecommunications, Inc. and U S WEST, Inc. The resulting entity, TeleWest P.L.C. (TeleWest), is the largest cable television operator in the United Kingdom. SBC owns approximately 15% of the new entity and accounts for its investment using the cost method of accounting. Restrictions expiring over the next three years exist on the sale of SBC's interest in TeleWest. SBC recorded an after-tax gain of $111 associated with the combination.

      During 1995, SBC purchased at auction PCS licenses in Los Angeles-San Diego, California; San Francisco-Oakland-San Jose, California; Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma for approximately $769. During 1996, SBC received several AT&T cellular networks in Arkansas in exchange for SBC's PCS licenses in Memphis and Little Rock and other consideration.

      These acquisitions were primarily accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired are being amortized over periods not to exceed 40 years. Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

      The above developments did not have a significant impact on consolidated results of operations for 1997 or 1995, nor would they had they occurred on January 1 of the respective periods.

Note 17.  Additional Financial Information

-------------------------------------------------------------------------------
                                                                  December 31,
                                                         ----------------------
Balance Sheets                                                1997        1996
-------------------------------------------------------------------------------
Accounts payable and accrued liabilities
   Accounts payable                                      $   2,848   $   2,741
   Accrued taxes                                             1,108         893
   Advance billing and customer deposits                       699         611
   Compensated future absences                                 524         479
   Accrued interest                                            306         279
   Accrued payroll                                             315         194
   Other                                                     2,088       1,387
-------------------------------------------------------------------------------
Total                                                    $   7,888   $   6,584
===============================================================================

-------------------------------------------------------------------------------
Statements of Income                             1997         1996        1995
-------------------------------------------------------------------------------
Interest expense incurred                    $  1,067    $     948   $   1,000
Capitalized interest                             (120)        (136)       (43)
-------------------------------------------------------------------------------
Total interest expense                       $    947    $     812   $     957
===============================================================================
Allowance for funds used during
construction                                        -            -   $      48
===============================================================================

-------------------------------------------------------------------------------
Statements of Cash Flows                         1997         1996        1995
-------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                                  $    920    $     799   $     974
   Income taxes                              $    410    $   1,283   $   1,220
-------------------------------------------------------------------------------

      No customer accounted for more than 10% of consolidated revenues in 1997, 1996 or 1995.

      Several   subsidiaries   of  SBC  have   negotiated   contracts  with  the
      Communications Workers of America (CWA). Approximately 67% of SBC's employees are represented by the CWA. Contracts covering an estimated 77,000 employees between the CWA and several SBC subsidiaries end in 1998. New contracts are scheduled to be negotiated in 1998.

Note 18.  Quarterly Financial Information (Unaudited)

--------------------------------------------------------------------------------
                                            Basic
                                          Earnings          Stock Price (3)
                                          (Loss) per  --------------------------
Calendar    Total   Operating  Net Income  Common
 Quarter  Operating    Income      (Loss)  Share (3)     High     Low      Close
          Revenues(4)  (Loss)
--------------------------------------------------------------------------------
1997
First (1)$   5,973  $   1,586  $     857  $     0.47 $ 29.125 $ 24.813  $ 26.250
Second (1)   5,921       (933)      (787)      (0.43)  30.938   24.625    30.938
Third (1)    6,329      1,472        816        0.45   31.125   26.781    30.719
Fourth (1)   6,633      1,045        588        0.32   38.063   30.000    36.625
------------------------------------------
Annual(1)$  24,856  $   3,170  $   1,474  $     0.81
================================================================================
1996
First (2)$   5,564  $   1,458  $     888  $     0.48 $ 30.125 $ 24.875  $ 26.313
Second       5,731      1,489        803        0.44   25.375   23.125    24.625
Third        5,948      1,532        867        0.47   25.500   23.000    24.063
Fourth       6,202      1,357        721        0.39   27.625   23.500    25.938
------------------------------------------
Annual(2)$  23,445  $   5,836  $   3,279  $     1.78
================================================================================

(1)Net income (loss) includes $90 first quarter pension settlement gain for 1996 retirements (see Note 12), $1.6 billion second quarter charges related to post-merger initiatives (see Note 3), $43 and $360 of third and fourth quarter merger integration costs and customer number portability expenses and $33 fourth quarter gain on sale of SBC's interests in Bell Communications Research, Inc.
(2)Net Income and Earnings per Common Share reflect a cumulative effect of accounting change of $90 or $0.05 per share from change in accounting for directory operations.
(3)Restated to reflect two-for-one stock split declared January 30, 1998. Stock prices have not been adjusted to reflect the merger with PAC.
(4) Quarterly information has been restated to conform to the current presentation of promotional discounts.

                        Report of Independent Auditors

The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1996 and 1995 financial statements of Pacific Telesis Group, a wholly-owned subsidiary, which statements reflect total assets constituting 42% of the Company's related 1996 consolidated financial statement total and which reflect total operating revenues constituting approximately 41% and 42% of the Company's related consolidated financial statement totals for the years ended December 31, 1996 and 1995, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph that describes the change in its method of recognizing directory publishing revenues and related expenses, and the discontinuance of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Our opinion, insofar as it relates to the 1996 and 1995 data included for Pacific Telesis Group, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 1996 and 1995, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Pacific Bell, a subsidiary of Pacific Telesis Group, changed its method of recognizing directory publishing revenues and related expenses effective January 1, 1996. As discussed in Note 2 to the consolidated financial statements, SBC Communications Inc. discontinued its application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" in 1995.

                                                             ERNST & YOUNG LLP

San Antonio, Texas
February 20, 1998

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

The Audit Committee of the Board of Directors, which consists of eight directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.


/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer


/s/ Donald E. Kiernan
Donald E. Kiernan
Senior Vice President, Treasurer
and Chief Financial Officer

Stock Trading Information

Trading: SBC is listed on the New York, Chicago and Pacific stock exchanges and The Swiss Exchange. SBC is traded on the London Stock Exchange through the SEAQ International Markets facility.

Ticker symbol (NYSE): SBC

Newspaper stock listing:  SBC or SBC Comm





                                    APPENDIX


All page numbers referenced in this Exhibit and the Form 10-K relate to the printed Annual Report. The order of the sections is as they appear in the printed Annual Report. The colored graphs and related footnotes that appear in the printed document are approximately 1-1/4 inches by 2-1/4 inches. The Stock Data section appears on the back cover.


The section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appears on pages 19-30. The text of this section appears in two columns.


A stacked bar graph titled "Income From Continuing Operations Before Extraordinary Loss and Accounting Changes (dollars in billions)" appears in the right column towards the bottom of page 19. The graph shows Income From Continuing Operations Before Extraordinary Loss and Accounting Changes for the past five years. The graph also shows special charges for 1993 and 1997 above Income From Continuing Operations Before Extraordinary Loss and Accounting Changes. The actual figures for both items are listed on the graph. Listed below are the plot points, with the first column representing Income From Continuing Operations Before Extraordinary Loss and Accounting Changes and the second column representing Special Charges:

      1993        1.6         .9
      1994        2.8
      1995        3.0
      1996        3.2
      1997        1.5         1.9

The following footnote appears at the side of the graph: Results for 1997 and 1993 were affected by special charges.

A stacked bar graph titled "Distribution of Revenues (dollars in billions)" appears in the left column on page 20 and below the section titled "Local Service". The graph shows various categories of revenue distribution for the past five years. The actual figures are listed on the graph. Listed below are the plot points by category:

                   Local      Network                    Directory
 Year     Total    service     access   Long-distance  advertising    Other
  ----     -----    -------     ------   -------------  -----------    -----
  1993      20.1      8.7         5.0         3.0           1.9         1.5
  1994      21.0      9.2         5.2         2.9           2.0         1.7
  1995      21.7      10.3        5.5         2.1           2.0         1.8
  1996      23.4      11.4        5.8         2.2           2.0         2.3
  1997      24.9      12.6        5.8         2.1           2.1         3.0

The following footnote appears at the side of the graph: Operating revenue growth has been driven by local service growth.


In the section titled "Operating Environment and Trends of the Business", a stacked bar graph titled "Access Lines " appears in the right column on page 23 above the subsection titled "State Regulation". The graph shows access lines in total and by state for the past five years. Total access line figures are listed on the graph. Listed below are the plot points:

----------------------------------------------------------------------------
Year   Total   Arkansas California Kansas  Missouri Nevada  Oklahoma  Texas
----------------------------------------------------------------------------
----------------------------------------------------------------------------
1993   28.2        .8     14.8        1.1    2.2       .3     1.4       7.6
----------------------------------------------------------------------------
----------------------------------------------------------------------------
1994   29.1        .8     15.3        1.2    2.2       .3     1.4       7.9
----------------------------------------------------------------------------
----------------------------------------------------------------------------
1995   30.3        .9     15.8        1.2    2.3       .3     1.5       8.3
----------------------------------------------------------------------------
----------------------------------------------------------------------------
1996   31.8        .9     16.6        1.3    2.4       .3     1.5       8.8
----------------------------------------------------------------------------
----------------------------------------------------------------------------
1997   33.4        .9     17.4        1.3    2.5       .3     1.7       9.3
----------------------------------------------------------------------------

The following footnote appears at the side of the graph: Access lines in California and Texas account for 80% of total access lines.


A stacked bar graph titled "Local Service (dollars in billions)" appears in the left column at the top of page 26. The graph shows landline and wireless local service revenues for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

-------------------------------------------------
Year            Total     Landline    Wireless
-------------------------------------------------
-------------------------------------------------
    1993         8.7         7.4         1.3
-------------------------------------------------
-------------------------------------------------
    1994         9.2         7.5         1.7
-------------------------------------------------
-------------------------------------------------
    1995        10.3         8.1         2.2
-------------------------------------------------
-------------------------------------------------
    1996        11.4         8.8         2.6
-------------------------------------------------
-------------------------------------------------
    1997        12.6         9.6         3.0
-------------------------------------------------

The following footnote appears at the side of the graph: Wireless local service revenues have more than doubled in the last four years.


A bar graph titled "Wireless Penetration (network-based non-PCS)" appears in the left column on page 27 above the subsection titled "Wireless Local Service". The graph shows the percentage of Wireless Penetration for network-based non-PCS services for the past five years. Actual figures are listed on the graph. Listed below are the plot points:

      1993          5.7%
      1994          7.4%
      1995          9.0%
      1996         10.8%
      1997         12.2%

The following footnote appears at the side of the graph: SBC's wireless penetration for its network-based non-PCS services is among the highest in the industry.


A bar graph titled "Capital Expenditures (dollars in billions)" appears in the left column on page 29 and below the section titled "Liquidity and Capital Resources" and the subsection titled "Capital Expenditures and Other Commitments". The graph shows Capital Expenditures for the past five years. The actual figures are listed on the graph. Listed below are the plot points:

      1993            4.0
      1994            4.0
      1995            4.3
      1996            5.5
      1997            5.8

The following footnote appears at the side of the graph: Continued growth and the build-out of PCS networks led to increases in capital expenditures.


A bar graph titled "Dividends (whole dollars adjusted for stock split)" appears in the left column at the top of page 30 above the subsection titled "Cash, Lines of Credit and Cash Flows". The graph shows dividends for the past 5 years. The actual figures are listed on the graph. Listed below are the plot points:

      1993         0.755
      1994         0.790
      1995         0.825
      1996         0.860
      1997         0.895

The following footnote appears at the side of the graph: SBC has increased its dividend every year since divestiture.