Form 10-K, Exhibit 13
period 1998-12-31
SBC COMMUNICATIONS INC
filed 1999-03-12
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts
--------------------------------------------------------------------------------
At December 31 or for the year
ended:                               1998 1   1997 2     1996     1995     1994
--------------------------------------------------------------------------------
Financial Data
--------------------------------------------------------------------------------
Operating revenues                 $ 28,777$  26,681 $ 25,202 $ 23,356 $ 22,555
--------------------------------------------------------------------------------
Operating expenses                 $ 21,891$  23,103 $ 18,976 $ 17,878 $ 17,216
--------------------------------------------------------------------------------
Operating income                   $ 6,886 $   3,578 $  6,226 $  5,478 $  5,339
--------------------------------------------------------------------------------
Interest expense                   $   993 $   1,043 $    901 $  1,043 $  1,010
--------------------------------------------------------------------------------
Equity in net income of affiliates $   236 $     201 $    207 $    120 $    226
--------------------------------------------------------------------------------
Income taxes                       $ 2,306 $     984 $  2,070 $  1,632 $  1,575
--------------------------------------------------------------------------------
Income from continuing operations
 before extraordinary loss and
 cumulative effect of accounting
 changes 3                         $ 4,068 $   1,674 $  3,387 $  3,132 $  2,962
--------------------------------------------------------------------------------
Net income (loss)                  $ 4,023 $   1,674 $  3,477 $ (3,577)$  2,985
================================================================================
Earnings per common share:
Income from continuing operations
 before extraordinary loss and
 cumulative effect of accounting
 changes 3                         $  2.08 $    0.86 $   1.73 $   1.60 $   1.53
--------------------------------------------------------------------------------
Net income (loss)                  $  2.06 $    0.86 $   1.78 $  (1.83)$   1.54
================================================================================
Earnings per common share-Assuming
Dilution:
Income from continuing operations
 before extraordinary loss and
 cumulative effect of accounting
 changes 3                         $  2.05 $    0.85 $   1.72 $   1.60 $   1.53
--------------------------------------------------------------------------------
Net income (loss)                  $  2.03 $    0.85 $   1.77 $  (1.82)$   1.54
================================================================================
Total assets                       $45,066 $  44,836 $ 42,057 $ 40,361 $ 49,525
--------------------------------------------------------------------------------
Long-term debt                     $11,612 $  13,176 $ 12,100 $ 11,592 $ 11,698
--------------------------------------------------------------------------------
Construction and capital
 expenditures                      $ 5,927 $   6,230 $  5,855 $  4,729 $  4,262
--------------------------------------------------------------------------------
Free cash flow 4                   $ 2,454 $   1,366 $  2,046 $  2,572 $  3,058
--------------------------------------------------------------------------------
Dividends declared per common
 share 5                           $ 0.935 $   0.895 $   0.86 $  0.825 $   0.79
--------------------------------------------------------------------------------
Book value per common share        $  6.52 $    5.38 $   5.22 $   4.50 $   7.36
--------------------------------------------------------------------------------
Ratio of earnings to fixed charges    5.89      2.77     5.22     5.12     4.99
--------------------------------------------------------------------------------
Debt ratio                          48.86%    57.07%   56.83%   63.04%    48.71%
--------------------------------------------------------------------------------
Weighted Average Common Shares
 Outstanding (000,000)               1,957     1,945   1,956     1,955    1,936
--------------------------------------------------------------------------------
Weighted Average Common Shares
 Outstanding With Dilution
 (000,000)                           1,984     1,962   1,967     1,963    1,940
--------------------------------------------------------------------------------
End of Period Common Shares
 Outstanding (000,000)               1,959     1,954   1,942     1,960    1,952
--------------------------------------------------------------------------------
Operating Data
--------------------------------------------------------------------------------
Network access lines in
 service (000)                      37,252    35,727   34,003   32,385   31,173
--------------------------------------------------------------------------------
Access minutes of use (000,000)    148,560   139,470  128,716  112,874  100,800
--------------------------------------------------------------------------------
Wireless customers (000)             6,851     5,951    4,827    3,995    3,158
--------------------------------------------------------------------------------
Number of employees                129,850   128,100  119,270  117,260  120,140
--------------------------------------------------------------------------------
1 As detailed in management's discussion and analysis of Results of Operations, 1998 results include charges for strategic initiatives related to the merger with Southern New England Telecommunications Corporation (SNET) and gains on sales of certain non-core businesses. Excluding these items, SBC reported an adjusted income from continuing operations before extraordinary loss and cumulative effect of accounting change of $4,117 and an adjusted net income of $4,072 for 1998.
2 As detailed in management's discussion and analysis of Results of Operations, 1997 results include charges for several items including strategic initiatives and ongoing merger integration costs, gain on the sale of SBC's interests in Bell Communications Research, Inc. and a first quarter after-tax settlement gain. Excluding these items, SBC reported an adjusted net income of $3,450 for 1997.
3 1998, Early retirement of debt and Change in directory accounting; 1996, Change in directory accounting; 1995, Discontinuance of Regulatory Accounting; and 1994, Income from spun-off operations.
4 Free cash flow is net cash provided by operating activities less construction and capital expenditures.
5 Dividends declared by SBC's Board of Directors; these amounts do not include dividends declared and paid by Pacific Telesis Group and SNET prior to their respective mergers.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

SBC Communications Inc. (SBC) is a holding company whose subsidiaries and affiliates operate predominantly in the communications services industry. SBC's subsidiaries and affiliates provide landline and wireless telecommunications services as well as equipment and directory advertising both domestically and worldwide.

The consolidated financial results reflect SBC's mergers with Southern New England Telecommunications Corporation (SNET) in 1998 and Pacific Telesis Group (PAC) in 1997 as pooling of interests (see Note 2 of Notes to Consolidated Financial Statements).

SBC's principal wireline subsidiaries are Southwestern Bell Telephone Company (SWBell), providing telecommunications services in Texas, Missouri, Oklahoma, Kansas and Arkansas (five-state area), Pacific Bell (PacBell, which also includes Pacific Bell Information Services), The Southern New England Telephone Company (SNETel) and Nevada Bell (collectively referred to as the Telephone Companies). SBC's principal wireless subsidiaries are Southwestern Bell Mobile Systems, Inc. (Mobile Systems), Pacific Bell Mobile Services
(PBMS) and SNET Cellular, Inc. SBC's principal directory subsidiaries are Southwestern Bell Yellow Pages, Inc. (SWBYP), Pacific Bell Directory (PB Directory) and SNET Information Services, Inc. The Telephone Companies are subject to regulation by each of the states in which they operate and by the Federal Communications Commission (FCC).

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

Results of Operations

Summary

Financial results, including percentage changes from the prior year, are summarized as follows:

-------------------------------------------------------------------------------
                                                               Percent Change
                                                              -----------------
                                                                 1998    1997
                                                                  vs.     vs.
                               1998        1997        1996      1997    1996
-------------------------------------------------------------------------------
Operating revenues         $ 28,777    $ 26,681    $ 25,202       7.9%    5.9%
Operating expenses         $ 21,891    $ 23,103    $ 18,976      (5.2)%  21.7%
Income before
 extraordinary loss and
 cumulative effect of
 accounting change         $  4,068    $  1,674    $  3,387        -       -
Extraordinary loss         $    (60)          -           -        -       -
Cumulative effect of
 accounting change         $     15           -    $     90        -       -
Net income                 $  4,023    $  1,674    $  3,477        -       -
===============================================================================

In 1998 and 1996, SBC reflected a cumulative effect of accounting change related to accounting for directory revenues and expenses (see Note 1 of Notes to Consolidated Financial Statements). In 1998, SBC incurred an extraordinary loss related to the early retirement of debt at PacBell (see
Note 10 of Notes to Consolidated Financial Statements).

Results for 1998 and 1997 also include several items that SBC normalizes for management purposes. For 1998, normalizing items included $219 of gains on sales of certain non-core businesses, principally the required disposition of SBC's interest in Mobile Telephone Networks (MTN), a South African national cellular company, due to SBC's investment in Telkom SA Limited (Telkom), and $268 of charges related to strategic initiatives resulting from the merger integration process with SNET. For 1997, normalizing items included $1,899 of costs related to strategic initiatives resulting from the merger integration process with PAC, the impact of several second quarter 1997 regulatory rulings and charges for ongoing merger integration costs (see Note 2 of Notes to Consolidated Financial Statements for further discussion of merger integration costs), as well as $33 of gain on the sale of the Telephone Companies' interests in Bell Communications Research, Inc. (Bellcore) and $90 of first quarter 1997 settlement gain at PAC associated with lump-sum pension payments that exceeded the projected service and interest costs for 1996 retirements. Collectively these items decreased income before extraordinary loss and cumulative effect of accounting change by $49 and $1,776 in 1998 and 1997. Excluding these items, 1998 income before extraordinary loss and cumulative effect of accounting change would have been $4,117, or 19.3% higher than 1997 earnings of $3,450. The corresponding diluted per share amounts would be $2.08 in 1998, or 18.2% higher than $1.76 in 1997.

Excluding these items, the 1998 increase in income before extraordinary loss and cumulative effect of accounting change was due primarily to broad-based growth in demand for SBC's Wireline, Wireless and Directory operations. Results for 1998 also reflect reduced dilution from Personal Communications Services (PCS) operations in California and Nevada. Demand growth was also the primary factor contributing to the 1997 increases, partially offset by a high level of expenses for the introduction of PCS in California and Nevada.

Segment Results

SBC has four reportable segments: Wireline, Wireless, Directory and Other. The Wireline segment provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment. The Wireless segment provides wireless telecommunications services, including local and long distance services, and sells wireless equipment. The Directory segment sells advertising for and publication of yellow pages and white pages directories and electronic publishing. The Other segment includes SBC's international investments and other domestic operating subsidiaries. (See Note 9 of Notes to Consolidated Financial Statements.)

SBC evaluates performance of these segments based on income before income taxes, adjusted for normalizing items. Normalizing items for 1998 and 1997 are described above. There were no normalizing items for 1996.

Collectively, these normalizing items had the effect of reducing operating revenues in 1998 and 1997 by $8 and $188 and increasing operating expenses in 1998 and 1997 by $422 and $2,550, as well as affecting non-operating income and expenses. If all of the normalizing items were included in their respective segments, the effect would be to increase (reduce) each segment's income before income tax in 1998 and 1997 as follows: Wireline $(306) and $(2,007); Wireless $(49) and $(100); Directory $12 and $(75); and Other $268
and $0. The following sections will discuss SBC's operations excluding these normalizing items.

Operating Revenues

Following are SBC's normalized operating revenues, including segment totals and percentage changes from the prior year (reductions of $8 in 1998 and $188 in 1997 are excluded):

--------------------------------------------------------------------------------
                                                                Percent Change
                                                               -----------------
                                                                 1998     1997
                                                                  vs.      vs.
                                   1998      1997       1996     1997     1996
--------------------------------------------------------------------------------
Wireline                       $ 22,210  $ 20,926   $ 19,919      6.1%     5.1%
Wireless                          4,185     3,697      3,137     13.2     17.9
Directory                         2,393     2,286      2,145      4.7      6.6
Other                                85        57         43     49.1     32.6
Corporate, adjustments &
 eliminations                       (88)      (97)       (42)    (9.3)       -
==============================================================
Total Normalized Operating
 Revenues                      $ 28,785  $ 26,869   $ 25,202      7.1%     6.6%
================================================================================

Wireline

Wireline operating revenues increased $1,284, or 6.1%, in 1998 and $1,007, or 5.1%, in 1997. Components of Wireline operating revenues, including percentage changes from the prior year, are as follows:

--------------------------------------------------------------------------------
                                                                Percent Change
                                                               -----------------
                                                                 1998     1997
                                                                  vs.      vs.
                               1998        1997        1996      1997     1996
--------------------------------------------------------------------------------
Local service              $ 11,154    $ 10,434    $  9,513       6.9%     9.7%
Network access:
 Interstate                   4,612       4,494       4,354       2.6      3.2
 Intrastate                   1,917       1,884       1,851       1.8      1.8
Long distance service         2,353       2,351       2,523       0.1     (6.8)
Other                         2,174       1,763       1,678      23.3      5.1
=============================================================
  Total Wireline           $ 22,210    $ 20,926    $ 19,919       6.1%     5.1%
================================================================================

     Local Service revenues increased $720, or 6.9%, in 1998 and $921, or 9.7%, in 1997 due primarily to increases in demand which totaled $656 and $799 in 1998 and 1997, including increases in access lines and vertical services revenues. The number of access lines increased by 4.3% and 5.1% in 1998 and 1997. Approximately 40% and 31% of access line growth in 1998 and 1997 was due to sales of additional access lines to existing residential customers. In both years, approximately 46% of the access line growth was in California and 32% was in Texas. Access lines in Texas and California account for approximately 75% of the Telephone Companies' access lines. Vertical services revenues, which include custom calling options, Caller ID, voice mail and other enhanced services, increased by approximately 20% in both years and totaled approximately $1,892 and $1,582 in 1998 and 1997.

     Additionally, local service revenues increased as a result of several regulatory actions that also had the effect of decreasing one or more other types of operating revenues. In 1998 and 1997, federal payphone regulation, introduction of extended area service plans and the introduction of the California High Cost Fund (CHCFB) collectively increased local service revenues by approximately $157 and $211, and decreased long distance revenue by approximately $53 and $117, interstate network access revenue by $20 and $53, intrastate network access revenue by approximately $24 and $26 and other operating revenue by approximately $7 and $0. The net effect on Wireline operating revenue was an increase of $53 and $15 in 1998 and 1997. The California Public Utilities Commission (CPUC) has stated that the CHCFB is intended to directly subsidize the provision of service to high-cost areas and allow PacBell to set competitive rates for other services.

     These increases in local service revenues were partially offset by decreases of approximately $43 and $18 resulting from cellular interconnection rate reductions in 1998 and 1997. Rate reductions under CPUC price cap orders also reduced 1997 local service revenues by approximately $56.

     Network Access Interstate network access revenues increased $118, or 2.6%, in 1998 and $140, or 3.2%, in 1997 due largely to increases in demand for access services by interexchange carriers, and growth in revenues from end-user charges attributable to an increasing access line base, which collectively resulted in an increase of approximately $420 and $361 in 1998 and 1997. Partially offsetting these increases were the effects of rate reductions of approximately $189 in 1998 and $120 in 1997 related to the FCC's productivity factor adjustment, access reform and other changes and regulatory shifts related to payphone deregulation of approximately $20 and $53 as noted in local service above.
     Additional decreases in 1998 totaling approximately $76 resulted from an increase in universal service fund net payments implemented in the first quarter of 1998 that exceeded the 1997 net payments of long-term support, which were designed to subsidize universal service. The net federal universal fund payments and receipts will be exogenous factors in future federal price cap filings. Interstate network access revenues in 1997 also had a net decrease of approximately $42 due to the reversal of 1996 revenue sharing and proposed 1996 tariff decrease estimates at the Telephone Companies.

     Intrastate network access revenues increased $33 in both 1998 and 1997, due largely to increases in demand totaling approximately $79 and $121 in 1998 and 1997, including usage by alternative intraLATA toll carriers. These increases in 1998 and 1997 were partially offset by state regulatory rate reductions at PacBell and SWBell totaling approximately $23 and $50 and the effects of the CHCFB described above in local service totaling approximately $24 and $26.

     Long Distance Service revenues were relatively unchanged in 1998 and decreased approximately $172, or 6.8%, in 1997. Long distance service revenues decreased due to the effect of the regulatory shifts discussed in local service above of approximately $53 and $117 in 1998 and 1997 related to the CHCFB, introduction of extended area service plans and payphone deregulation, price competition from alternative intraLATA toll carriers of approximately $43 and $100 in 1998 and 1997 at SWBell and SNETel and regulatory rate reductions of approximately $34 in 1997.
     These decreases were offset in 1998 and partially offset in 1997 by revenues from increased toll messages and demand at PacBell totaling approximately $48 and $45 in 1998 and 1997 and increased customer migration to SNET All Distance (trademark), an interstate and intrastate toll service, of approximately $20 and $42 in 1998 and 1997. In addition, revenues in 1998 increased by approximately $22 due to the net effect of regulatory rate orders and local exchange carrier billing settlements.

     Other operating revenues increased $411, or 23.3%, in 1998 and $85, or 5.1%, in 1997 due primarily to increased sales from nonregulated products and services at the Telephone Companies totaling approximately $201 and $72 in 1998 and 1997, increased equipment sales at the Telephone Companies of approximately $92 and $6 in 1998 and 1997 and revenues from new business initiatives, primarily Internet services, totaling approximately $71 and $39 in 1998 and 1997. In addition, net payments for state universal funds of approximately $15 in 1998 contributed to the increase. These increases were partially offset in 1998 by approximately $7 related to the CHCFB, discussed in local service above.

Wireless

Wireless operating revenues increased $488, or 13.2%, in 1998 and $560, or 17.9%, in 1997. Components of Wireless operating revenues, including percentage changes from the prior year, are as follows:

--------------------------------------------------------------------------------
                                                                Percent Change
                                                               -----------------
                                                                 1998     1997
                                                                  vs.      vs.
                               1998        1997        1996      1997     1996
--------------------------------------------------------------------------------
Subscriber                 $  3,783    $  3,372    $  2,907      12.2%    16.0%
Other                           402         325         230      23.7     41.3
==============================================================
  Total Wireless           $  4,185    $  3,697    $  3,137      13.2%    17.9%
================================================================================

     Subscriber revenues consist of wireless local service and long distance. Wireless subscriber revenues increased $411, or 12.2%, in 1998 and $465, or 16%, in 1997 due primarily to growth in the number of customers of 15.1% and 23.3%, partially offset by declines in average revenue per customer. Increases in 1997 wireless subscriber revenues of approximately $103 also resulted from the introduction of PCS operations in California, Nevada and Oklahoma. At December 31, 1998, SBC had 5,924,000 traditional cellular customers, 81,000 resale customers and 846,000 PCS customers. At December 31, 1997, SBC had 5,526,000 traditional cellular customers, 60,000 resale customers and 365,000 PCS customers.

     Other wireless revenues increased $77, or 23.7%, in 1998 and $95, or 41.3%, in 1997 due primarily to increases in equipment revenue attributable to growth in the number of customers and conversion to digital equipment.

Directory

Directory operating revenues increased $107, or 4.7%, in 1998 and $141, or 6.6%, in 1997. Directory operating revenues, including percentage changes from the prior year, are as follows:

--------------------------------------------------------------------------------
                                                                Percent Change
                                                               -----------------
                                                                 1998     1997
                                                                  vs.      vs.
                               1998        1997        1996      1997     1996
================================================================================
Total Directory            $  2,393    $  2,286    $  2,145       4.7%     6.6%
================================================================================

Directory operating revenues increased in 1998 due mainly to increased demand, including benefits from merger initiatives. Also contributing to the increase was approximately $17 from directory rescheduling from the first quarter of 1999 into the fourth quarter of 1998. Directory advertising revenues increased in 1997 due mainly to increased demand and the publication of directories in 1997 that were not published in 1996 due to rescheduling.

Operating Expenses

Following are SBC's normalized operating expenses, including percentage changes from the prior year(additions of $422 in 1998 and $2,550 in 1997 are excluded):

--------------------------------------------------------------------------------
                                                                 Percent Change
                                                                ----------------
                                                                   1998    1997
                                                                    vs.     vs.
                                  1998        1997        1996     1997    1996
--------------------------------------------------------------------------------
Operations and support:
  Wireline                    $ 12,711    $ 12,291    $ 11,464      3.4%    7.2%
  Wireless                       2,786       2,610       1,994      6.7    30.9
  Directory                      1,227       1,230       1,159     (0.2)    6.1
  Other                            152          93          46     63.4       -
  Corporate, adjustments &
    eliminations                  (363)       (368)       (153)    (1.4)      -
----------------------------------------------------------------
Total operations and support    16,513      15,856      14,510      4.1     9.3
Depreciation and amortization *  4,956       4,697       4,466      5.5     5.2
----------------------------------------------------------------
Total Normalized Operating
 Expenses                     $ 21,469    $ 20,553    $ 18,976      4.5%    8.3%
================================================================================
* See Note 9 of Notes to Consolidated Financial Statements for breakdown by segment.

     Wireline

     Operations and support expenses increased $420, or 3.4%, in 1998 and $827, or 7.2%, in 1997. Increases for 1998 include costs of approximately $262 related to progress in the merger implementation process including centralizing support functions and other merger initiatives at SWBell and PacBell. Offsetting these increased costs were reductions in 1998 primarily related to realization of merger initiative benefits that totaled approximately $317. These reductions included lower use of contract labor, primarily at PacBell, lower costs associated with customer number portability and reduced research and development costs. Operations and support expense also increased in 1998 due to costs associated with reciprocal compensation for the termination of Internet traffic of approximately $136 at the Telephone Companies (see "Federal Regulation" for further discussion about reciprocal compensation). Increased expenses in 1998 of approximately $55 related to new business initiatives, primarily voice mail, Internet, long distance and cable. Additional costs in 1998 totaling approximately $172 related to increased wages and salaries, benefits, materials and right to use fees. Comparisons to 1997 are also impacted by the absence of the recognition of 1997 pension settlement gains relating to 1997 retirees after the merger with PAC totaling approximately $136.

     Increases in 1997 include costs for wages, salaries, benefits, sales commissions and contract labor totaling approximately $327. Increases in 1997 also include costs associated with customer number portability after the merger with PAC, interconnection, other regulatory mandated network enhancements and materials of approximately $414. Increased expenses in 1997 of approximately $156 related to new business initiatives, primarily voice mail, Internet, long distance and cable. These increases were partially offset by a reduction related to the recognition of pension settlement gains discussed above.

     Wireless

     Wireless expenses increased $176, or 6.7%, in 1998 and $616, or 30.9%, in 1997 due primarily to growth in the number of customers and increased equipment sales. The large increase in 1997 expenses includes approximately $362 of expenses from the introduction of PCS operations. These increases were partially offset by decreased customer acquisition costs of 11% and 4% in 1998 and 1997.

     Directory

     Directory expenses remained relatively unchanged in 1998 as lower costs resulting from the merger integration process, including decreased employee-related costs, were offset by expenses from increased demand and directory rescheduling discussed in directory operating revenue above. Directory expenses increased in 1997 due mainly to increased demand and the publication of directories in 1997 that were not published in 1996 due to rescheduling.

     Depreciation and Amortization expense is primarily in the Wireline and Wireless segments. In total, depreciation and amortization increased $259, or 5.5%, in 1998 due primarily to increased depreciation expense of $201 in the Wireline segment and $41 in the Wireless segment resulting from overall higher plant levels. The increase in 1998 was partially offset by reduced depreciation at PacBell related to analog switching equipment of $42. Total depreciation and amortization increased $231, or 5.2%, in 1997. The increase was due to increased depreciation expense of $193 in the Wireline segment and $141 in the Wireless segment resulting from overall higher plant levels. The wireless increase was due primarily to the launch of PCS operations. Reduced depreciation of $107 at PacBell related to analog switching equipment partially offset the increase.

Interest Expense on a consolidated basis for 1998 decreased by $50, or 4.8%, in 1998 and increased by $142, or 15.8%, in 1997. Interest expense for 1998 includes $3 of one-time charges for SNET merger-approval costs and 1997 includes $27 associated with one-time charges, primarily interest on the PAC merger-approval costs. Excluding these charges, interest expense for 1998 decreased $26, or 2.6%, and increased $115, or 12.8%, for 1997. The 1998 decrease was due primarily to reductions in interest expense resulting from lower average debt levels and lower weighted average interest rates, partially offset by lower capitalization of interest during construction. The 1997 increase was due primarily to increased average debt levels.

Equity in Net Income of Affiliates increased $35 in 1998 and decreased $6 in 1997. The 1998 increase reflects increased equity in net income of $78 from SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company, SBC's May 1997 investment in Telkom and SBC's wireless operations. Also contributing to the increase were lower losses resulting from reduced involvement in Tele-TV. These increases were partially offset by a reduction of $53 in contribution from investments in Switzerland, France and Israel, primarily resulting from expenditures on long distance and wireless in Switzerland and long distance in France and Israel.

The 1997 decrease reflects decreased equity in net income of $49 from Telmex. This lower income resulted from the change in the functional currency used by SBC to record its interest in Telmex from the peso to the U.S. dollar beginning in 1997 and SBC's reduced ownership percentage after the sale of Telmex L shares. Results also reflect preoperating expenses of $32 in several international investments, including long distance in France, Switzerland and Israel and cellular communications in Taiwan, and decreased contribution of $13 from SBC's wireless operations. These decreases were mainly offset by equity in net income of $58 from Telkom and $27 in lower losses from Tele-TV.

SBC's earnings from foreign affiliates will continue to be generally sensitive to exchange rate changes in the value of the respective local currencies. SBC's foreign investments are recorded under U.S. generally accepted accounting principles, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries, such as inflation adjustments.

Other Income (Expense) - Net for 1998 and 1997 includes amounts that SBC management normalized for reviewing results. Normalizing amounts for 1998 include $358 in gains on the sale of non-core businesses, primarily the required disposition of SBC's interest in MTN and the sale of SBC Media Ventures, Inc., pending from the prior year. Amounts for 1997 reflect gains of $54 from the sale of SBC's interests in Bellcore and $32 in second quarter charges related to SBC's strategic initiatives, primarily writeoffs of nonoperating plant. Absent these items, other income (expense) for 1998, 1997 and 1996 was $(113), $(100) and $(75).

During 1998, several offsetting transactions impacted other income and expense contributing to the normalized increase of net other expense of $13. SBC recognized other expense of $237 related to an impairment of an international investment and investments in certain wireless technologies, primarily wireless video. Also increasing other expense were higher minority interest, lower interest income and call premiums and unamortized discounts on early retirement of debt at SWBell that totaled $67 more than the previous year. Offsetting these decreases were other income related to a special dividend of $158 received from a software affiliate and gains of $127 recognized on the sales and the charitable contribution of SBC's available-for-sale investment in Telewest Communications plc (see Note 7 of Notes to Consolidated Financial Statements for further discussion of the gains). Movement in the market value of Telmex L shares requires a market valuation adjustment on certain SBC debt redeemable either in cash or Telmex L shares. Additionally, Telmex under their repurchase program from time to time repurchases enough shares in the market that SBC is required to sell part of its Telmex L share holdings to Telmex to remain under 10% ownership of Telmex. The net of these activities contributed $90 more to other income than in 1997. Also affecting comparisons with 1997 was approximately $64 in royalties and gains recognized in 1997.

During 1997, there were also several offsetting transactions contributing to the normalized increase in net other expense of $25. Higher minority interest, including distributions paid on an additional $500 of Trust Originated Preferred Securities (TOPrS) sold by PAC in June 1996, and lower interest income resulted in $43 more net expense than in 1996. The net activity related to market movement on Telmex L shares increased other expense by $47 more than in 1996. Partially offsetting these net other expenses were royalty payments associated with software developed by an affiliate and other investment gains totaling $64.

Income Taxes for 1998 include taxes related to the sale of certain non-core businesses discussed in other income (expense) - net and tax benefits associated with merger integration initiatives relating to SNET. Income taxes for 1997 reflect the tax effect of charges for strategic initiatives resulting from SBC's comprehensive review of operations and the impact of several regulatory rulings. Income taxes for 1997 also included taxes on the first quarter pension settlement gain discussed in operations and support. The net effective tax rate on these items was lower as a result of non-deductible items included in the charge and valuation adjustments to certain deferred tax assets which may not be utilized due to restrictions associated with the merger. Excluding these items, income taxes for 1998 and 1997 would have been $2,332 and $1,951. Income taxes for 1998 were higher due primarily to higher income before income taxes. Income taxes for 1997, excluding the non-recurring items, were slightly lower than income taxes for 1996 of $2,070.

Extraordinary Loss In 1998, SBC recorded an extraordinary loss of $60 related to the refinancing of $684 of long-term debt at PacBell.

Cumulative Effect of Accounting Change As discussed in Note 1 of Notes to Consolidated Financial Statements, SNET Information Services, Inc. and PB Directory changed their methods of recognizing directory publishing revenues and related expenses effective January 1, 1998 and January 1, 1996, respectively. The cumulative after-tax effect of applying the new method to prior years for SNET Information Services, Inc. was recognized as of January 1, 1998 as a one-time, non-cash gain applicable to continuing operations of $15, or $0.01 per share. The gain is net of deferred taxes of $11. The one-time gain recognized as of January 1, 1996 for PB Directory was $90, net of deferred taxes of $53, or $0.05 per share. Management believes the change to the issue basis method is preferable because it is the method generally followed in the publishing industry, including SWBYP, and better reflects the operating activity of the businesses. These accounting changes are not expected to have a significant effect on net income in future periods.

Operating Environment and Trends of the Business

Regulatory Environment

Overview

The telecommunications industry is in a period of dynamic transition from a tightly regulated industry overseen by multiple regulatory bodies to a market-driven industry monitored by state and federal agencies. The Telephone Companies' wireline telecommunications operations remain subject to regulation by the eight state regulatory commissions for intrastate services and by the FCC for interstate services.

Consolidation of companies is occurring within the marketplace for local telephone service and across other telecommunications services, such as long distance, cellular, cable television, Internet and other data transmission services. Companies operating in some of these markets are also expanding into others, such as the provision of local service by long distance companies. Additionally, new technologies are also affecting the way people view and use communications services.

The telecommunications industry is also changing internationally, as government-owned telephone monopolies are being privatized in many countries and competitive entrants are authorized. U.S.-controlled companies may acquire or form investment, joint venture or strategic relationships with these newly privatized companies or their new competitors involving any or all of the range of telecommunications services. Foreign-controlled companies also may acquire or form such relationships with U.S. companies.

SBC is aggressively representing its interests before federal and state regulatory bodies, courts, Congress and state legislatures. SBC will continue to evaluate the increasingly competitive nature of its business, and develop appropriate competitive, legislative and regulatory strategies.

Wireline

Federal Regulation

Through affiliates, SBC offers landline interLATA long distance services to customers in selected areas outside the Telephone Companies' operating areas. Further, SBC offers interLATA long distance services to customers in Connecticut through SNET America, Inc. (SAI). Under the Telecommunications Act of 1996 (Telecom Act), before being permitted to offer landline interLATA long distance service in any state within the regulated operating areas of SWBell, PacBell and Nevada Bell, SBC must apply for and obtain state-specific approval from the FCC. The FCC's approval, which involves consultation with the United States Department of Justice and the appropriate state commission, requires favorable determinations that certain of the Telephone Companies have entered into interconnection agreement(s) that satisfy a 14-point "competitive checklist" with predominantly facilities-based carrier(s) that serve residential and business customers or, alternatively, that certain of the Telephone Companies have a statement of terms and conditions effective in that state under which they offer the "competitive checklist" items. The FCC must also make favorable public interest and structural separation determinations in connection with each application. See "State Regulation" for status of the state applications.

In December 1997, the United States District Court for the Northern District of Texas ruled that parts of the Telecom Act were unconstitutional on the grounds that they improperly discriminate against certain subsidiaries of SBC by imposing restrictions that prohibit certain of the Telephone Companies by name from offering interLATA long distance and other services that other Local Exchange Carriers (LECs) are free to provide. In September 1998, the United States Court of Appeals for the Fifth Circuit (5th Circuit) reversed this decision and ruled that the challenged provisions of the Telecom Act were constitutional. In January 1999, the United States Supreme Court (Supreme Court) declined to hear an appeal of the 5th Circuit's decision.

Interconnection In August 1996, the FCC issued rules by which competitors could connect with LECs' networks, including those of the Telephone Companies. Among other things, the rules addressed unbundling of network elements, pricing for interconnection and unbundled elements, and resale of retail telecommunications services. The FCC rules were appealed by numerous parties, including SBC.

In July 1997, the United States Court of Appeals for the Eighth Circuit (8th Circuit) held that the FCC did not have the authority to promulgate rules related to the pricing of local intrastate telecommunications and that its rules in that regard were invalid. The 8th Circuit also overturned the FCC's rules which allowed competitors to "pick and choose" among the terms and conditions of approved interconnection agreements. In October 1997, the 8th Circuit issued a subsequent decision clarifying that the Telecom Act does not require the incumbent LECs to deliver network elements to competitors in anything other than completely unbundled form.

In September 1997, a number of parties, including SBC, filed petitions to enforce the July 1997 ruling of the 8th Circuit that the right to set local exchange prices, including the pricing methodology used, is reserved exclusively to the states. The petitions responded to the FCC's rejection of Ameritech Corporation's interLATA long distance application in Michigan, in which the FCC stated it intended to apply its own pricing standards to Regional Holding Company (RHC) interLATA applications. The petitioners asserted the FCC was violating state authority. On January 22, 1998, the 8th Circuit ordered the FCC to abide by the July 1997 ruling and reiterated that the FCC cannot use interLATA long distance applications made by SBC and other RHC wireline subsidiaries wishing to provide interLATA long distance to attempt to reimpose the pricing standards ruled invalid in July 1997 by the 8th Circuit.

In January 1999, the Supreme Court ruled on an appeal of the 8th Circuit's order. The ruling held that the Telecom Act gives the FCC the authority to set guidelines for states to follow in setting prices under the Telecom Act, and reinstated the FCC rules allowing those seeking to interconnect to "pick and choose" specific provisions from previous interconnection agreements. Because the 8th Circuit's decision did not address the lawfulness of the content of the FCC pricing guidelines, the Supreme Court remanded that issue to the 8th Circuit for further consideration. The ruling also upheld FCC rules forbidding incumbent LECs from separating already combined network elements, but remanded back to the FCC its determination of which network elements must be made available. The Supreme Court also held that, before the FCC could require telecommunications carriers to make a particular network element available to requesting carriers, the FCC must first consider as to proprietary elements, whether access to the elements was necessary and whether the failure to provide access to a particular element would impair the requesting carrier's ability to provide the service it seeks to offer. The effect of this ruling on the telecommunications industry cannot be determined at this time.

Reciprocal Compensation Reciprocal compensation is billed to SBC's subsidiaries by Competitive Local Exchange Carriers (CLECs) for the termination of certain local exchange traffic to CLEC customers. SBC believes that under the Telecom Act the state commissions have authority to order reciprocal compensation for intrastate or local traffic, while only the FCC has authority over interstate and interexchange traffic. SBC believes most Internet traffic is interexchange and interstate. Several state commissions, including the CPUC in an October 1998 order, have taken the position that Internet communications is intrastate or local traffic and ordered SBC to pay reciprocal compensation to certain CLECs pursuant to then existing contracts. State commissions in the five-state area other than Kansas have also issued orders finding that SBC is required to pay reciprocal compensation to certain CLECs. In June 1998, a U.S. District Court in Texas affirmed the Texas Public Utility Commission's (TPUC) determination and upheld payment of reciprocal compensation, holding that an Internet call is comprised of two portions, and that the TPUC has jurisdiction over the local portion of the traffic and the FCC over the Internet component. Similar decisions regarding Internet traffic have been made by other state commissions. SBC has sought review or reconsideration of these cases.

The question whether Internet communications should be classified as local/intrastate or interstate traffic for reciprocal compensation purposes is the subject of a pending FCC proceeding and the FCC is expected to rule on this issue in the near future. SBC's subsidiaries have been recording amounts sought by certain CLECs for the termination of Internet traffic to Internet Service Providers.

Asymmetrical Digital Subscriber Line (ADSL) is a high-speed data service principally used for Internet access. In June 1998, SBC filed with the FCC a petition requesting relief for ADSL from pricing, unbundling and resale regulatory restrictions. The FCC denied the petition and declared that incumbents, such as the Telephone Companies, must offer such services for resale at a discount and must offer unbundled access to the equipment used in ADSL provisioning to the extent possible. SBC has filed with the FCC a petition for reconsideration of this order. The FCC sought comments on offering the incumbent LECs the option of providing deregulated advanced services through an affiliate with appropriate safeguards.

The effects of the FCC decisions on the above topics are dependent on many factors including, but not limited to, the ultimate resolution of the pending appeals; the number and nature of competitors requesting interconnection, unbundling or resale; and the results of the state regulatory commissions' review and handling of related matters within their jurisdictions. Accordingly, SBC is not able to assess the impact of the FCC orders and proposed rulemaking at this time.

State Regulation

The following provides an overview of state regulation in the eight states in which the Telephone Companies operated at December 31, 1998.

--------------------------------------------------------------------------------
                                                  Number of
                                                     Signed
                                                   Wireline
              Alternative                   Interconnection        Long Distance
State        Regulation 1  Dialing Parity 2    Agreements 3   Application Status
--------------------------------------------------------------------------------
Arkansas  Yes, indefinite     Presently not              54    Decision expected
                             required prior                            in 1999 4
                           to long distance
                              authorization
--------------------------------------------------------------------------------
California      Yes, ends        Proceeding              66    Decision expected
                   1/2002           pending                            in 1999 4
--------------------------------------------------------------------------------
Connecticut     Yes, ends    Dialing parity              13        Long distance
                   2/2001            exists                  service provided by
                                                             the retail entity 5
--------------------------------------------------------------------------------
Kansas    Yes, indefinite        Commission              55    Decision expected
                                    ordered                            in 1999 4
                             implementation
                           by 2/1999; state
                                    statute
                                  presently
                                  prohibits
                                requirement
                                before long
                                   distance
                              authorization
--------------------------------------------------------------------------------
Missouri  Yes, indefinite        Proceeding              61    Decision expected
                                    pending                            in 1999 4
--------------------------------------------------------------------------------
Nevada          Yes, ends     Presently not              19          No activity
                  12/2002    required prior
                           to long distance
                                  approval;
                                 proceeding
                                    pending
--------------------------------------------------------------------------------
Oklahoma        Yes, ends Ordered by 3/1999              52    Decision expected
                   2/2001                                              in 1999 4
--------------------------------------------------------------------------------
Texas           Yes, ends     TPUC deferred             175    Decision expected
                   9/2001      its decision                            in 1999 4
                                pending FCC
                            issuance of new
                             dialing parity
                               rules; state
                                    statute
                                  presently
                                  prohibits
                                requirement
                                before long
                                   distance
                              authorization
--------------------------------------------------------------------------------

Other significant notes:
1  Alternative regulation is other than rate of return regulation.
2 In a January 1999 decision, the Supreme Court ruled that the FCC had the authority to issue rules implementing intrastate and intraLATA dialing parity. Several interexchange carriers are arguing in pending state proceedings that the ruling requires immediate implementation of dialing parity, preempting state requirements. The Telephone Companies take the position that dialing parity requirements should be consistent with state laws and that they should not be required to provide intraLATA toll dialing parity prior to receiving authorization to provide interLATA long distance services. In states where dialing parity exists, customers are able to subscribe to an intraLATA toll carrier just as they do for long distance services.
3 Interconnection agreements are signed with CLECs for the purpose of allowing the CLECs to exchange local calls with the incumbent telephone company.
4 Awaiting determination by state commissions on the Telephone Companies' compliance with the 14-point competitive checklist. FCC approval is required subsequent to state determination.
5 SNETel is restricted from providing interLATA long distance service in any of the other Telephone Companies' operating regions.

The following presents highlights of certain regulatory developments.

California In October 1998, the CPUC issued a decision modifying the current regulatory framework for PacBell effective January 1, 1999. The decision adopted PacBell's proposal that the current cap on basic residential rates be continued for three more years, through 2001, with the CPUC retaining the ability to adjust basic telephone rates. The decision suspended earnings sharing, rate of return reviews and the use of earnings caps and floors through 2001. In addition, the decision adopted PacBell's proposal to eliminate depreciation reviews and granted PacBell the freedom to set its own depreciation rates and methodology. It also continued the suspension of the productivity factor adjustment. In addition, the CPUC decision eliminated most future exogenous cost adjustments, including the recovery of future costs related to a 1993 accounting change for postretirement benefits other than pensions. Management currently estimates the items embodied within the new regulatory framework will have the net effect of reducing annual revenue by approximately $100 from 1999 through 2004.

In July 1998, the CPUC issued a rate rebalancing decision related to its 1996 order on universal service. The CPUC's decision was implemented prospectively beginning September 1, 1998 and reduces PacBell's non-basic local service, network access and long distance service revenues by $305 annually to offset the approximately $305 annually that PacBell expects to receive from the CHCFB. Beginning in February 1997, PacBell, and all other California telecommunications carriers, began collecting funds via customer surcharges consistent with the CPUC's 1996 decision. The CPUC has yet to decide on the specific mechanism to be employed to ensure the distribution of funds collected by PacBell and other carriers from February 1997 through August 1998 is revenue neutral.

Connecticut In January 1997, SNET submitted to the Connecticut Department of Public Utility Control (DPUC) its proposal on corporate restructure. The proposal recommended that SNETel functions be split: ownership and maintenance of switching and transmission network facilities, i.e., all wholesale functions, would remain in the telephone company, SNETel, and all retail functions would go to SAI, which was the long distance subsidiary. Both would be wholly-owned by SNET. In June 1997, the DPUC granted SNET permission to restructure its telephony operations, with several DPUC-imposed modifications.

Under the plan, all retail operations (retail marketing and customer service) have been transferred to SAI, and SAI will be treated by the regulators like all other CLECs. SNET local service customers will choose their provider via a balloting process, which has been scheduled for September 1999. All wholesale services and the network infrastructure will remain with SNETel, which will be restricted to meeting the needs of CLECs, including SAI and other wholesale customers. SAI can buy its wholesale service from SNETel or any other wholesale provider. SAI has been providing interstate and international long distance service since 1993, and received certification to provide local service and intrastate toll in Connecticut in 1997.

Missouri Effective September 26, 1997, the Missouri Public Service Commission (MPSC) determined that SWBell is subject to price cap regulation. Prices in effect as of December 31, 1996 are the initial maximum allowable rates for services and cannot be adjusted until January 1, 2000 for basic and access services and on January 1, 1999 for non-basic services. On an exchange basis where a competitor began operations, the freeze on maximum allowable rates for non-basic services was removed. After January 1, 2000, caps for basic and access services may be adjusted based on one of two government indices. After January 1, 1999, caps for non-basic services may be increased up to 8% per year. In an exchange where competition for basic local service exists for five years, services will be declared competitive and subject to market pricing unless the MPSC finds effective competition does not exist. The Office of Public Counsel and MCI WorldCom, Inc. (MCI WorldCom) sought judicial review of the MPSC determination and in May 1998 the state circuit court affirmed the MPSC decision.

Texas Under the Public Utility Regulatory Act, which became effective in May 1995 (PURA), SWBell elected to move from rate of return regulation to price regulation with elimination of earnings sharing. Basic local service rates are capped at existing levels for four years following the election, i.e., until September 1999. The TPUC is prohibited from reducing switched access rates charged by LECs to interexchange carriers while rates are capped.

LECs electing price regulation are committed to network and infrastructure improvement goals, including expansion of digital switching and advanced high-speed services to qualifying public institutions, such as schools, libraries and hospitals, requesting the services. PURA also established an infrastructure grant fund for use by public institutions in upgrading their communications and computer technology. The 1997 Texas legislative session changed the funding for this infrastructure grant fund from annually collecting $150 for ten years to a fixed percentage (1.25%) applied to all telecommunications providers' sales taxable revenues. The law also provides a cap of $1,500 for the life of the fund. SWBell's annual payments were approximately $36 in 1997 and $56 in 1998. Due to the industry's growth in revenues, the fund should be completely funded before the original ten years.

PURA establishes local exchange competition by allowing companies that desire to provide local exchange services to apply for certification by the TPUC, subject to certain buildout requirements, resale restrictions and minimum service requirements. PURA provides that SWBell will remain the default carrier of "1 plus" intraLATA long distance traffic in its territory until SWBell is allowed to carry interLATA long distance. In 1996, MCI WorldCom and AT&T Corp. (AT&T) sued the state of Texas, alleging that PURA violates the Texas state constitution, and claiming that PURA establishes anticompetitive barriers designed to prevent MCI WorldCom, AT&T and Sprint Corporation (Sprint) from providing local services within Texas. The FCC, also in response to petitions filed by AT&T and MCI WorldCom, preempted and voided portions of PURA that required certain buildout requirements. Furthermore, the FCC also preempted rules that excluded competitors from entering markets with fewer than 31,000 access lines and which made resale of Centrex phone services subject to a limited property restriction. AT&T and MCI WorldCom have dismissed their suits regarding this matter. In October 1997, SWBell filed with the FCC a petition for reconsideration regarding the preemption of the property restriction for Centrex services. This issue is still pending before the FCC.

Competition

Wireline

Competition continues to increase for telecommunications and information services. Recent changes in legislation and regulation have increased the opportunities for alternative service providers offering telecommunications services. Technological advances have expanded the types and uses of services and products available. As a result, SBC faces increasing competition as well as new opportunities in significant portions of its business.

Recent state legislative and regulatory developments allow increased competition for local exchange services. Companies wishing to provide competitive local service have filed numerous applications with each of the state commissions throughout the Telephone Companies' regulated operating areas, and the commissions of each state have been approving these applications since late 1995. Under the Telecom Act, companies seeking to interconnect to the Telephone Companies' networks and exchange local calls must enter into interconnection agreements with the Telephone Companies. These agreements are then subject to approval by the appropriate state commission. SBC has reached approximately 495 interconnection and resale agreements with competitive local service providers, and most have been approved by the relevant state commission. AT&T, MCI WorldCom and other competitors are reselling SBC local exchange services, and as of December 31, 1998, there were approximately 800,000 SBC access lines supporting services of resale competitors throughout the Telephone Companies' regulated operating areas, most of them in Texas and California. Many competitors have placed facilities in service and have begun advertising campaigns and offering services. SBC also was granted facilities-based and resale operating authority in certain territories served by other LECs and now offers local exchange service offerings to these areas.

In California, the CPUC authorized facilities-based local services competition effective January 1996 and resale competition effective March 1996. While the CPUC has established local competition rules and interim prices, several issues still remain to be resolved, including final rates for resale and LEC provisioning and pricing of certain network elements to competitors. PacBell has incurred substantial costs implementing local competition and number portability. In November 1998, the CPUC issued a decision allowing PacBell to begin recovery of local competition implementation costs.

In Texas, the TPUC set rates in December 1997 that SWBell may charge for access and interconnection to its telephone network. The TPUC decision sets pricing for dozens of network components and completes a consolidated arbitration between SWBell and six of its wholesale customers, including AT&T and MCI WorldCom.

In Missouri, the MPSC issued orders on a consolidated arbitration hearing with AT&T and MCI WorldCom and on selected items with Metropolitan Fiber Systems. Among other terms, the orders established discount rates for resale of SWBell services and prices for unbundled network elements. SWBell appealed the interconnection agreement resulting from the first arbitration proceeding on November 5, 1997; a decision is still pending. A second arbitration process to address other interconnection issues with AT&T has concluded, and the MPSC ordered that a conforming interconnection agreement be filed. SWBell appealed this order in April 1998.

The Telephone Companies expect increased competitive pressure in 1999 and beyond from multiple providers in various markets, including facilities-based CLECs, interexchange carriers and resellers. At this time, management is unable to assess the effect of competition on the industry as a whole, or financially on SBC, but expects both losses of market share in local service and gains resulting from new business initiatives, vertical services and new service areas. Competition also continues to intensify in the Telephone Companies' intraLATA long distance markets. For example, it is estimated that providers other than PacBell now serve more than half of the business intraLATA long distance customers in PacBell's service areas. In addition, if intraLATA toll dialing parity is required, competition in intraLATA long distance markets is expected to increase.

In the international arena, Telmex was granted a concession in 1990, which expired in August 1996, as the sole provider of long distance services in Mexico. Several large competitors have received licenses to compete with Telmex and have begun operations. As of December 31, 1998, Telmex has retained approximately 75% of its long distance customers. Telmex's share of international long distance traffic is expected to decline significantly when the proportional return mechanism, which guarantees Telmex the same percentage of incoming traffic as outgoing traffic, expires at the end of 1999. Aggressive local competition is expected in 1999, primarily in the business segment.

Wireless

In 1993, the FCC adopted an order allocating radio spectrum and licenses for PCS. PCS utilizes wireless telecommunications digital technology at a higher frequency radio spectrum than cellular. Like cellular, it is designed to permit access to a variety of communications services regardless of subscriber location. In an FCC auction, which concluded in March 1995, PCS licenses were awarded in 51 major markets. SBC or affiliates acquired PCS licenses in the Major Trading Areas of Los Angeles-San Diego, California; San Francisco-Oakland-San Jose, California; Memphis, Tennessee; Little Rock, Arkansas; and Tulsa, Oklahoma. The California licenses cover substantially all of California and Nevada. SBC is currently operational in all of its major California-Nevada markets and Tulsa, Oklahoma. During 1996, SBC received several AT&T cellular networks in Arkansas in exchange for SBC's PCS licenses in Memphis, Tennessee, and Little Rock, Arkansas, and other consideration.

PCS service was formally launched in all the major California and Nevada markets at different times throughout 1997, with the buildout to other areas continuing. The network incorporates the Global System for Mobile Communications standard, which is widely used in Europe. PBMS is selling PCS as an off-the-shelf product in retail stores, through exclusive agents and in company-owned stores across California and Nevada. Significant competition exists, particularly from the two established cellular companies in each market.

In an FCC auction that concluded in January 1997, SBC acquired eight additional PCS licenses for Basic Trading Areas that are within the five-state area.

SBC also has state-approved interconnection agreements to receive reciprocal compensation from interexchange carriers and other local service providers accessing its wireless networks in all states where it provides wireless services.

Companies that were granted licenses in areas where SBC also provides wireless service include subsidiaries and affiliates of AT&T, Sprint and other RHCs. Significant competition from PCS providers exists in SBC's major markets. Competition has been based upon both price and service packaging, such as unlimited calling plans, and has contributed to SBC's decline in average subscriber revenue per wireless customer.

Under the Telecom Act of 1996, SBC may offer interLATA long distance over its wireless network both inside and outside the regulated operating areas. SBC has entered the wireless long distance markets, and offers wireless long distance service in all of its wireless service areas.

Directory

SWBYP, PB Directory and SNET Information Services, Inc. face competition from over 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct mail providers, as well as from directories offered over the Internet.

Other Business Matters

New Accounting Standards In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which will require all derivatives to be recorded on the balance sheet at fair value, and will require changes in the fair value of the derivatives to be recorded in net income or comprehensive income. FAS 133 must be adopted for years beginning after June 15, 1999, with earlier adoption permitted. Management is currently evaluating the impact of the change in accounting required by FAS 133, but is not able to quantify the effect at this time.

See Note 1 of Notes to Consolidated Financial Statements for a discussion of the new accounting standard on software costs.

Wireless Acquisition See Note 17 of Notes to Consolidated Financial Statements for a discussion of the acquisition of Comcast Cellular Corporation.

Long Distance Agreement On February 8, 1999, SBC announced an agreement with Williams Communications (Williams), a subsidiary of Williams Cos., Inc., under which Williams will serve as SBC's long distance provider. As part of this agreement, SBC plans to acquire 10% of the common stock of Williams. This investment will occur simultaneously with an initial public offering of common stock by Williams, scheduled for the second quarter of 1999.

Merger See Note 3 of Notes to Consolidated Financial Statements for a discussion of the merger agreement with Ameritech Corporation.

SBC's Year 2000 Project SBC operates numerous date-sensitive computer applications and systems throughout its businesses. Since 1996, SBC has been working to upgrade its networks and computer systems to properly recognize the Year 2000 and continue to process critical operational and financial information. Companywide teams are in place to address and resolve Year 2000 issues and processes are under way to evaluate and manage the risks and costs associated with preparing SBC's date-impacted systems and networks for the new millennium.

SBC is using a four-step methodology to address the issue. The methodology consists of inventory and assessment, hardware and software fixes, testing and deployment. SBC measures its progress by tracking the number of completed hardware and software applications, network components, personal computers and building facilities that can correctly process Year 2000 dates.

Inventory and assessment is estimated to require 20% of the overall effort and includes the identification of items (i.e., line-by-line review of software code, switch generics, vendor products, etc.) that could be impacted by the Year 2000 and the determination of the work effort required to ensure compliance. The inventory and assessment phase has been completed. This process involved reviewing over 340 million lines of software code, 1,200 central office switches, 7,000 company buildings, conducting an inventory and assessment of 117,000 personal computers, and coordinating with 1,300 suppliers of 14,000 products to obtain adequate assurance they will be Year 2000 compliant or determine and address any appropriate contingency plans or backup systems.

Making the hardware and software fixes is the second phase of the process and is estimated to require 25% of the overall effort. This activity involves modifying program code, upgrading computer software and upgrading or replacing hardware. As of December 31, 1998, the hardware and software fixes were substantially complete.

Testing involves ensuring that hardware and software fixes will work properly in 1999 and beyond and occurs both before and after deployment. Testing is estimated to comprise 45% of the overall effort. Testing began early in 1998, is more than two-thirds complete, and will continue through 1999 to allow for thorough testing before the Year 2000. Contingency plans and backup systems are currently being written.

Deployment involves placing the "fixed" systems into a live environment to ensure they are working properly. Additional testing is done after deployment as well. Deployment is estimated to require 10% of the overall effort. More than half of the deployment phase was completed as of December 31, 1998.

SBC expects to spend approximately $265 on the entire project, with approximately $140 spent through December 31, 1998. As testing and hardware and software fixes are estimated to require most of the expenditures, there is not a strict correlation between expenditures and project completion.

The activities involved in SBC's Year 2000 project necessarily require estimates and projections, as described above, of activities and resources that will be required in the future. These estimates and projections could change as work progresses on the project.

Liquidity and Capital Resources

SBC had $460 of cash and cash equivalents available at December 31, 1998. Commercial paper borrowings as of December 31, 1998 totaled $1,044. SBC has entered into agreements with several banks for lines of credit totaling $1,460, all of which may be used to support commercial paper borrowings (see
Note 10 of Notes to Consolidated Financial Statements). SBC had no borrowings outstanding under these lines of credit as of December 31, 1998.

Cash from Operating Activities

During 1998, as in 1997 and 1996, SBC's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities exceeded SBC's construction and capital expenditures during 1998, as in 1997 and 1996; this excess is referred to as free cash flow, a supplemental measure of liquidity. SBC generated free cash flow of $2,454, $1,366 and $2,046 in 1998, 1997 and 1996.

Cash from Investing Activities

To provide high-quality communications services to its customers, SBC, particularly its Wireline and Wireless operations, must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

SBC's capital expenditures totaled $5,927, $6,230 and $5,855 for 1998, 1997 and 1996. Capital expenditures in the Wireline segment were relatively unchanged in 1998 compared to 1997. The Wireline segment's capital expenditures increased 12% in 1997 due primarily to demand-related growth, network upgrades, customer-contracted requirements, ISDN projects and SWBell's regulatory commitments. The Wireless segment's capital expenditures decreased 17% and 23% in 1998 and 1997 due primarily to expenditures for initial buildout of the PCS network and conversion of SBC's largest cellular markets to digital during 1997 and 1996.

In 1999, management expects total capital spending to be between $6,400 and $6,800. Capital expenditures in 1999 will relate primarily to the continued evolution of the Telephone Companies' networks, including amounts agreed to under regulation plans at SWBell, and continued buildout of Mobile Systems' markets and PBMS. SBC expects to fund ongoing capital expenditures with cash provided by operations.

SWBell has substantially completed the additional network and infrastructure improvements to be made over periods ranging through 2001 to satisfy regulatory commitments.

Cash from Financing Activities

Dividends declared by the Board of Directors of SBC were $0.935 per share in 1998, $0.895 per share in 1997, and $0.86 per share in 1996. These per share amounts do not include dividends declared and paid by PAC and SNET prior to their respective mergers. The total dividends paid by SBC, PAC and SNET were $1,836 in 1998, $1,755 in 1997 and $1,795 in 1996. Pursuant to the terms of the merger agreement, PAC reduced its dividend beginning in the second quarter of 1996. The lower second and third quarter dividends paid in 1996 improved 1996 cash flow by approximately $195. SBC's dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities.

In February 1998, SBC called $630 of long-term debt for retirement, including $175 at PacBell and $425 at SWBell, and issued approximately $200 in debentures at PacBell due February 2008 and approximately $200 in debentures at SWBell due March 2048. In September 1998, SBC called $175 of long-term debt for retirement, all at SWBell. In October 1998, PacBell repurchased $684 of debentures.

Total debt increased during 1997 due primarily to the issuance of medium-term notes and debentures at the Telephone Companies and debt redeemable either in cash or Telmex L shares.

During 1996 PAC issued $1,000 of TOPrS, $500 at 7.56% in January 1996 and $500 at 8.5% in June 1996 (see Note 11 of Notes to Consolidated Financial Statements). The proceeds were used to retire outstanding short-term debt, primarily commercial paper that had increased significantly during 1995.

SBC's total capital consists of debt (long-term debt and debt maturing within one year), TOPrS and shareowners' equity. Total capital increased $108 in 1998 and $1,056 in 1997. The increase in 1998 was due to 1998 earnings, partially offset by lower debt levels. The increase in 1997 was primarily due to higher debt levels and 1997 earnings.

SBC's debt ratio was 48.9%, 57.1% and 56.8% at December 31, 1998, 1997 and 1996. The debt ratio is affected by the same factors that affect total capital.

Market Risk

SBC's capital costs are directly linked to financial and business risks. SBC seeks to manage the potential negative effects from market volatility and market risk. Certain financial instruments used to obtain capital are subject to market risks from fluctuations in market interest rates. The majority of SBC's financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is the policy of SBC to manage its debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, SBC will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on shareowner value.

Quantitative Information about Market Risk

--------------------------------------------------
   Foreign Exchange Risk Sensitivity Analysis
--------------------------------------------------
                  U.S. Dollar     Net Underlying
                  Value of Net       Foreign
                    Foreign          Currency
December 31,        Exchange       Transaction
1998               Contracts        Exposures
--------------------------------------------------
Swiss Franc          $ 24            $  24
Japanese Yen          142              142
French Franc           37               37
Chilean Peso           32               32
--------------------------------------------------
Total Exposure     $  235            $ 235
--------------------------------------------------

Note: There is no net exposed long/short currency position and no foreign exchange loss from a 10% depreciation of the U.S. dollar.

The preceding table describes the effects of a change in the value of the Swiss franc, Japanese yen, Chilean peso and French franc given a hypothetical 10% depreciation of the U.S. dollar. Since the identified exposure is fully covered with forward contracts, changes in the value of the U.S. dollar which affect the value of the underlying foreign currency commitment are fully offset by changes in the value of the foreign currency contract. If the underlying currency transaction exposure changed, the resulting mismatch would expose the company to currency risk of the foreign exchange contract. For this reason, all contracts are related to firm commitments and matched by maturity and currency.

Equity Price Risk Sensitivity Analysis

SBC is exposed to equity price risk related to the change in the price of AirTouch Communications, Inc. (AirTouch) common stock related to the settlement of employee stock options. At December 31, 1998, the net appreciated value of the equity swap contract entered in 1994 was $26, while the value of the underlying employee stock option exposures for AirTouch common stock was $25, leaving a net exposed long equity position of $1. If the value of AirTouch common stock increased by 26%, the net exposed long equity position would increase by $1 to $2. Since January 1, 1995, the average yearly share price of AirTouch common stock has increased 26%. The equity swap contract expires April 1999 and the last option grant expires January 2003. (See Note 11 of Notes to Consolidated Financial Statements.) In February 1999, management evaluated the exposure to future appreciation of AirTouch common stock and the benefit to "unwinding" the swap. As a result, SBC began exiting the equity swap contract, receiving cash for the appreciated value of the contract and recognizing a minimal gain. Once exited, SBC will record in other income (expense) - net future changes in the value of the underlying employee stock option exposure. If the value of AirTouch common stock were to increase by an additional 26% from mid-February 1999, SBC would record additional expense of approximately $8.

Interest Rate Sensitivity

The principal amount by expected maturity, average interest rate and fair value of SBC's liabilities that are exposed to interest rate risk are described in Notes 10 and 11 of Notes to Consolidated Financial Statements. Following are SBC's interest rate derivatives subject to interest rate risk (none of these derivatives mature in 2000 through 2003):

-----------------------------------------------------------
                              Maturity
-----------------------------------------------------------
                                                  Fair
                                   After          Value
                             1999   2003  Total   12/31/98
-----------------------------------------------------------
Interest Rate Derivatives
-----------------------------------------------------------
Interest Rate Swaps
-----------------------------------------------------------
Receive Variable/Pay
 Fixed Notional Amount 1     $50     -    $50      $(1)
Fixed Rate Payable           7.2%    -
Weighted Average Variable
 Rate Receivable 2           5.1%    -
-----------------------------------------------------------
Receive Variable/Pay
 Fixed Notional Amount 3      -     $13   $13      $(1)
Fixed Rate Payable           6.7%   6.7%
Weighted Average Variable
 Rate Receivable 4           5.0%   5.5%
===========================================================

 1 Receive Variable/Pay Fixed amount is offset equally by $50 in Variable
   Rate Debt maturing in 1999 with an average interest rate of 4.5% and a fair value of $50.
 2 Weighted Average Variable Rate Receivable based on current and the implied forward rates in the yield curve at the reporting date for Constant Maturity Treasury minus 20 basis points.
 3 Receive Variable/Pay Fixed amount offsets $13 in lease obligation due after 2003 with an average interest rate of 5.8% and a fair value of $13.
 4 Weighted Average Variable Rate Receivable based on current and the implied forward rates in the yield curve at the reporting date for One Month LIBOR.

As a result of interest rate fluctuations, if SBC were to terminate the contracts, it would be required to pay $2 to replace the fixed rate flows or "unwind" the interest swaps. SBC does not intend to terminate the $50 contract as it is linked to the variable rate debt issued by SBC that also matures in 1999.

There has been no material change in the updated market risks since December 31, 1997.

Qualitative Information about Market Risk

Foreign Exchange Risk

From time to time SBC makes investments in operations in foreign countries, is paid dividends, receives proceeds from sales or borrows funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, SBC will often enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. SBC's policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. SBC covers the exposure that results from changes that exceed acceptable amounts. SBC does not speculate in foreign exchange markets.

Equity Risk

SBC has exposure to risk of market changes related to its recorded liability for outstanding employee stock options for common stock of AirTouch (spun-off operations). SBC plans to make open market purchases of the stock of spun-off operations to satisfy its obligation for options that are exercised. Off-balance-sheet risk exists to the extent the market price of AirTouch rises in value. As discussed in "Equity Price Risk Sensitivity Analysis" above, SBC evaluated the exposure to future appreciation of AirTouch common stock and is exiting a swap contract related to the options by April 1999.

Interest Rate Risk

SBC issues debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by fixing the interest rate of floating rate debt. When market conditions favor issuing debt in floating rate instruments, and SBC prefers not to take the risk of floating rates, SBC will enter interest rate swap contracts to obtain floating rate payments to service the debt in exchange for paying a fixed rate. SBC does not seek to make a profit from changes in interest rates.
SBC manages interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, SBC reduces risk through the issuance of fixed rate instruments and purchasing derivatives.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties. SBC claims the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause SBC's future results to differ materially from those expressed in the forward-looking statements: (1) adverse economic changes in the markets served by SBC or changes in available technology; (2) the final outcome of various FCC rulemakings and judicial review, if any, of such rulemakings; (3) the final outcome of various state regulatory proceedings in SBC's eight-state area, and judicial review, if any, of such proceedings; and (4) the timing of entry and the extent of competition in the local and intraLATA toll markets in SBC's eight-state area. Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially impact SBC's future earnings.

SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
--------------------------------------------------------------------------------------------
                                                              1998        1997        1996
--------------------------------------------------------------------------------------------
Operating Revenues
Landline local service                                  $   11,100  $   10,334   $   9,465
Wireless subscriber                                          3,783       3,372       2,907
Network access                                               6,512       6,215       6,203
Long distance service                                        2,355       2,352       2,523
Directory advertising                                        2,420       2,280       2,156
Other                                                        2,607       2,128       1,948
--------------------------------------------------------------------------------------------
Total operating revenues                                    28,777      26,681      25,202
--------------------------------------------------------------------------------------------

Operating Expenses
Operations and support                                      16,714      17,802      14,510
Depreciation and amortization                                5,177       5,301       4,466
--------------------------------------------------------------------------------------------
Total operating expenses                                    21,891      23,103      18,976
--------------------------------------------------------------------------------------------
Operating Income                                             6,886       3,578       6,226
--------------------------------------------------------------------------------------------
Other Income (Expense)
Interest expense                                              (993)     (1,043)       (901)
Equity in net income of affiliates                             236         201         207
Other income (expense) - net                                   245         (78)        (75)
--------------------------------------------------------------------------------------------
Total other income (expense)                                  (512)       (920)       (769)
--------------------------------------------------------------------------------------------
Income Before Income Taxes, Extraordinary Loss and
 Cumulative Effect of Accounting Change                      6,374       2,658       5,457
--------------------------------------------------------------------------------------------
Income taxes                                                 2,306         984       2,070
--------------------------------------------------------------------------------------------
Income Before Extraordinary Loss and Cumulative
 Effect of Accounting Change                                 4,068       1,674       3,387
Extraordinary Loss from Early Extinguishment of Debt,
 net of tax                                                    (60)          -           -
Cumulative Effect of Accounting Change, net of tax              15           -          90
--------------------------------------------------------------------------------------------
Net Income                                              $    4,023  $    1,674   $   3,477
============================================================================================
Earnings Per Common Share:
 Income Before Extraordinary Loss and Cumulative
  Effect of Accounting Change                           $     2.08  $     0.86   $     1.73
  Net Income                                            $     2.06  $     0.86   $     1.78
--------------------------------------------------------------------------------------------
Earnings Per Common Share-Assuming Dilution:
 Income Before Extraordinary Loss and Cumulative
  Effect of Accounting Change                           $     2.05  $     0.85   $     1.72
  Net Income                                            $     2.03  $     0.85   $     1.77
============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
-----------------------------------------------------------------------------------------
                                                                         December 31,
                                                              ---------------------------
                                                                   1998         1997
-----------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                      $    460     $    410
Short-term cash investments                                           6          320
Accounts receivable - net of allowances for uncollectibles of
 $472 and $430                                                    5,790        5,344
Prepaid expenses                                                    414          357
Deferred income taxes                                               489          660
Other current assets                                                379          426
-----------------------------------------------------------------------------------------
Total current assets                                              7,538        7,517
-----------------------------------------------------------------------------------------
Property, Plant and Equipment - Net                              29,920       29,068
-----------------------------------------------------------------------------------------
Intangible Assets - Net of Accumulated Amortization of
 $741 and $1,047                                                  3,087        3,663
-----------------------------------------------------------------------------------------
Investments in Equity Affiliates                                  2,514        2,740
-----------------------------------------------------------------------------------------
Other Assets                                                      2,007        1,848
-----------------------------------------------------------------------------------------
Total Assets                                                   $ 45,066     $ 44,836
=========================================================================================
Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                                  $  1,551     $  2,139
Accounts payable and accrued liabilities                          7,980        8,330
Dividends payable                                                   458          441
-----------------------------------------------------------------------------------------
Total current liabilities                                         9,989       10,910
-----------------------------------------------------------------------------------------
Long-Term Debt                                                   11,612       13,176
-----------------------------------------------------------------------------------------
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                             1,990        1,569
Postemployment benefit obligation                                 5,220        5,200
Unamortized investment tax credits                                  359          431
Other noncurrent liabilities                                      2,116        2,030
-----------------------------------------------------------------------------------------
Total deferred credits and other noncurrent liabilities           9,685        9,230
-----------------------------------------------------------------------------------------
Corporation-obligated mandatorily redeemable preferred
 securities of subsidiary trusts#                                 1,000        1,000
-----------------------------------------------------------------------------------------
Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized:
 none issued)                                                         -            -
Common shares ($1 par value, 7,000,000,000 authorized:
 issued 1,987,532,349 at December 31, 1998 and
 1,984,141,868 at December 31, 1997)                              1,988          992
Capital in excess of par value                                    9,139        9,966
Retained earnings                                                 3,396        1,204
Guaranteed obligations of employee stock ownership
 plans (ESOP)                                                      (147)        (219)
Deferred compensation - leveraged ESOP (LESOP)                      (82)        (119)
Treasury shares (28,217,018 at December 31, 1998 and
 29,741,356 at December 31, 1997, at cost)                         (882)        (730)
Accumulated other comprehensive income                             (632)        (574)
-----------------------------------------------------------------------------------------
Total shareowners' equity                                        12,780       10,520
-----------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                      $ 45,066     $ 44,836
=========================================================================================

# The trusts contain assets of $1,030 in principal amount of the Subordinated
Debentures of Pacific Telesis Group.
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
-------------------------------------------------------------------------------------------
                                                                1998      1997       1996
-------------------------------------------------------------------------------------------
Operating Activities
Net income                                                  $  4,023  $  1,674   $  3,477
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                5,177     5,301      4,466
  Undistributed earnings from investments in
   equity affiliates                                             (56)     (100)      (138)
  Provision for uncollectible accounts                           513       566        438
  Amortization of investment tax credits                         (72)      (82)       (82)
  Deferred income tax expense                                    533       239        485
  Extraordinary loss, net of tax                                  60         -          -
  Cumulative effect of accounting change, net of tax             (15)        -        (90)
  Changes in operating assets and liabilities:
      Accounts receivable                                       (959)     (902)    (1,097)
      Other current assets                                        (8)      (56)       301
      Accounts payable and accrued liabilities                  (187)    1,431        591
  Other - net                                                   (628)     (475)      (450)
-------------------------------------------------------------------------------------------
Total adjustments                                              4,358     5,922      4,424
-------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                      8,381     7,596      7,901
-------------------------------------------------------------------------------------------

Investing Activities
Construction and capital expenditures                         (5,927)   (6,230)    (5,855)
Investments in affiliates                                        (85)      (26)       (74)
Purchase of short-term investments                               (42)     (916)    (1,005)
Proceeds from short-term investments                             355     1,029        816
Dispositions                                                   1,140       578         96
Acquisitions                                                       -    (1,118)      (442)
Other                                                             11        13         19
-------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                         (4,548)   (6,670)    (6,445)
-------------------------------------------------------------------------------------------

Financing Activities
Net change in short-term borrowings with original
 maturities of three months or less                             (367)     (563)       (974)
Issuance of other short-term borrowings                            2     1,079         209
Repayment of other short-term borrowings                          (8)     (805)       (134)
Issuance of long-term debt                                       413     1,597         988
Repayment of long-term debt                                   (1,121)     (602)       (443)
Early extinguishment of debt and related call premiums          (765)       (6)          -
Issuance of trust originated preferred securities                  -         -       1,000
Purchase of fractional shares                                      -       (15)          -
Issuance of common shares                                         64         -         111
Purchase of treasury shares                                     (498)      (87)       (650)
Issuance of treasury shares                                      308       293          52
Dividends paid                                                (1,811)   (1,724)     (1,765)
Other                                                              -        (7)       (103)
-------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                         (3,783)     (840)     (1,709)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents              50        86        (253)
-------------------------------------------------------------------------------------------
Cash and cash equivalents beginning of year                      410       324         577
-------------------------------------------------------------------------------------------
Cash and Cash Equivalents End of Year                       $    460  $    410   $     324
===========================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Shareowners' Equity
Dollars and shares in millions except per share amounts
------------------------------------------------------------------------------------------------------------------------------------
                                  Common                                                   Accumulated    Treasury
                                  Shares    Capital in Retained  Guaranteed     Deferred         Other     Shares            Total
                               ------------- Excess of Earnings Obligations Compensation Comprehensive ------------- Comprehensive
                               Shares Amount Par Value (Deficit)    of ESOP        LESOP        Income Shares Amount        Income
                               -----------------------------------------------------------------------------------------------------
Balance, December 31, 1995        991 $ 991  $  10,002  $  (546)   $  (331)    $    (242)     $  (578)   (11) $ (481)         $  -
 Net income for the year
  ($1.78 per share)                 -     -          -    3,477          -             -            -      -       -         3,477
 Other comprehensive income,
  net of tax:
   Foreign currency
    translation adjustment,
    net of income tax
    benefit of $28                  -      -          -        -          -             -          (59)     -       -           (59)
------------------------------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                                                                                    3,418
------------------------------------------------------------------------------------------------------------------------------------
Dividends to shareowners
 ($0.86 per share)                  -      -       (115)  (1,680)         -             -            -      -       -             -
Reduction of debt
 associated with ESOP               -      -          -        -         55             -            -      -       -             -
Cost of LESOP trust shares
 allocated to employee accounts     -      -          -        -          -            81            -      -       -             -
Issuance of common shares           -      -         20        -          -             -            -      -       -             -
Purchase of treasury shares         -      -          -        -          -             -            -    (13)   (650)            -
Issuance of treasury shares         -      -         21        -          -             -            -      4     146             -
Other                               -      -          3       14          -             -            -      -       -             -
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        991    991      9,931    1,265       (276)         (161)        (637)   (20)   (985)        3,418
------------------------------------------------------------------------------------------------------------------------------------
 Net income for the year
  ($0.86 per share)                 -      -          -    1,674          -             -            -      -       -         1,674
 Other comprehensive income,
  net of tax:
   Foreign currency
    translation adjustment,
    net of income tax
    expense of $38                  -      -          -        -          -             -           63      -       -            63
------------------------------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                                                                                    1,737
------------------------------------------------------------------------------------------------------------------------------------
Dividends to shareowners
  ($0.895 per share)                -      -          -   (1,755)         -             -            -      -       -             -
Reduction of debt
 associated with ESOP               -      -          -        -         57             -            -      -       -             -
Cost of LESOP trust shares
 allocated to employee accounts     -      -          -        -          -            42            -      -       -             -
Issuance of common shares           1      1         39        -          -             -            -      -       -             -
Purchase of treasury shares         -      -          -        -          -             -            -     (2)    (87)            -
Issuance of treasury shares         -      -        (38)       -          -             -            -      7     335             -
Other                               -      -         34       20          -             -            -      -       7             -
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997        992    992      9,966    1,204       (219)         (119)        (574)   (15)   (730)        1,737
------------------------------------------------------------------------------------------------------------------------------------
 Net income for the year
  ($2.06 per share)                 -      -          -    4,023          -             -            -      -       -         4,023
 Other comprehensive income,
  net of tax:
   Foreign currency
    translation adjustment,
    net of income tax
    benefit of $37                  -      -          -        -          -             -          (58)     -       -           (58)
   Unrealized gain on
    available-for-sale
    securities                      -      -          -        -          -             -           60      -       -            60
   Less: reclassification
    adjustment for gains
    included in net income          -      -          -        -          -             -          (60)     -       -           (60)
------------------------------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                                                                                    3,965
------------------------------------------------------------------------------------------------------------------------------------
Dividends to shareowners
 ($0.935 per share)                 -      -          -   (1,836)         -             -            -      -       -             -
Two-for-one stock split           993    993       (993)       -          -             -            -    (15)      -             -
Reduction of debt
 associated with ESOP               -      -          -        -         72             -            -      -       -             -
Cost of LESOP trust shares
 allocated to employee accounts     -      -          -        -          -            37            -      -       -             -
Issuance of common shares           3      3         74        -          -             -            -      -       -             -
Purchase of treasury shares         -      -          -        -          -             -            -    (12)   (498)            -
Issuance of treasury shares         -      -        (33)       -          -             -            -     14     346             -
Other                               -      -        125        5          -             -            -      -       -             -
====================================================================================================================================
Balance, December 31, 1998      1,988 $1,988   $  9,139 $  3,396    $  (147)       $  (82)     $  (632)   (28)$  (882)     $  3,965
====================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1.  Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of SBC Communications Inc. and its majority-owned subsidiaries
(SBC). The statements reflect SBC's mergers with Pacific Telesis Group (PAC) and Southern New England Telecommunications Corporation (SNET) as pooling of interests (see Note 2). SBC's subsidiaries and affiliates operate predominantly in the communications services industry, providing landline and wireless telecommunications services and equipment and directory advertising both domestically and worldwide.

SBC's principal wireline subsidiaries are Southwestern Bell Telephone Company (SWBell), providing telecommunications services in Texas, Missouri, Oklahoma, Kansas and Arkansas, Pacific Bell (PacBell, which also includes Pacific Bell Information Services), The Southern New England Telephone Company and Nevada Bell (collectively referred to as the Telephone Companies). SBC's principal wireless subsidiaries are Southwestern Bell Mobile Systems, Inc., Pacific Bell Mobile Services and SNET Cellular, Inc. SBC's principal directory subsidiaries are Southwestern Bell Yellow Pages, Inc. (SWBYP), Pacific Bell Directory (PB Directory) and SNET Information Services, Inc.

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

Revenue Recognition/Cumulative Effect of Accounting Change - SBC recognizes revenues as earned. Amounts billed in advance of the period in which service is rendered are recorded as a liability.

   SNET Information Services, Inc. prior to January 1, 1998, and PB Directory, prior to January 1, 1996, recognized revenues and expenses related to publishing directories using the "amortization" method, under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective January 1, 1998, for SNET Information Services, Inc. and January 1, 1996, for PB Directory, the accounting was changed to the "issue basis" method of accounting, which recognizes the revenues and expenses at the time the related directory is published. The change in methodology was made because the issue basis method is generally followed in the publishing industry, including SWBYP, and better reflects the operating activity of the business.

   The cumulative after-tax effect of applying the changes in method to prior years was recognized as of January 1, 1998 and 1996 as one-time, non-cash gains of $15, or $0.01 per share and $90, or $0.05 per share. The gains are net of deferred taxes of $11 and $53. Had the current method been applied during prior periods, income before extraordinary loss and cumulative effect of accounting change would not have been materially affected.

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

   Intangible Assets - Intangible assets consist primarily of wireless cellular and Personal Communications Services (PCS) licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years. At December 31, 1998 and 1997, amounts included in net intangible assets for licenses were $2,141 and $2,261. Management periodically reviews the carrying value and lives of all intangible assets based on expected future cash flows.

   Software Costs - The costs of computer software purchased or developed for internal use are expensed as incurred. However, initial operating system software costs are capitalized and amortized over the estimated economic lives of the associated hardware. The American Institute of Certified Public Accountants has issued a Statement of Position (SOP) that requires capitalization of certain computer software expenditures beginning in 1999.

   Management continues to evaluate the impact of the change in accounting required by the SOP and anticipates that it will increase net income by less than $200 in 1999. With comparable levels of software expenditures, the SOP would tend to increase net income in comparison with SBC's current method of accounting for software costs. However, the increases would be largest in the year of adoption with diminishing levels of increases compared with current accounting throughout the amortization period. Consequently, given otherwise comparable income levels excluding software, and otherwise comparable software expenditures, the effect of the SOP would be to increase income in the first year and decrease income in each subsequent year until the number of years affected by the SOP equals the amortization period.

   Advertising Costs - Costs for advertising products and services or corporate image are expensed as incurred (see Note 18).

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

   Derivative Financial Instruments - SBC does not invest in any derivatives for trading purposes. From time to time as part of its risk management strategy, SBC uses immaterial amounts of derivative financial instruments including interest rate swaps to hedge exposures to interest rate risk on debt obligations, and foreign currency forward exchange contracts to hedge exposures to changes in foreign currency rates for transactions related to its foreign investments. Derivative contracts are entered into for hedging of firm commitments only. SBC currently does not recognize the fair values of these derivative financial investments or their changes in fair value in its financial statements. Interest rate swap settlements are recognized as adjustments to interest expense in the consolidated statements of income when paid or received. Foreign currency forward exchange contracts are set up to coincide with firm commitments. Gains and losses are deferred until the underlying transaction being hedged occurs, and then are recognized as part of that transaction. PAC entered into an equity swap contract to hedge exposure to risk associated with its recorded liability for certain outstanding employee stock options relating to stock of AirTouch Communications Inc. (AirTouch) (see Note 15). The equity swap contract and its liability are recorded at fair value in the balance sheet as other assets or liabilities. Equity swap settlements are recorded in interest expense in the consolidated statements of income when paid or received.

Note 2.  Mergers with SNET and PAC

   On April 1, 1997, SBC and PAC completed the merger of an SBC subsidiary with PAC, in a transaction in which each outstanding share of PAC common stock was exchanged for 1.4629 shares of SBC common stock (equivalent to approximately 626 million shares). With the merger, PAC became a wholly-owned subsidiary of SBC. The transaction has been accounted for as a pooling of interests and a tax-free reorganization.

   Transaction costs and one-time charges relating to the closing of the merger were $359 ($215 net of tax) including, among other items, the present value of amounts to be returned to California ratepayers as a condition of the merger and expenses for investment banker and professional fees. Of this total, $287 ($180 net of tax) is included in expenses in 1997, and $72 ($35 net of tax) in 1996. The amounts due to ratepayers are being paid out over five years, from 1998 to 2002.

   On October 26, 1998, SBC and SNET completed the merger of an SBC subsidiary with SNET, in a transaction in which each share of SNET common stock was exchanged for 1.7568 shares of SBC common stock (equivalent to approximately 120 million shares). SNET became a wholly-owned subsidiary of SBC effective with the merger and the transaction has been accounted for as a pooling of interests and a tax-free reorganization. Financial statements for prior periods have been restated to include the accounts of SNET. Transaction costs related to the merger were $40 ($26 net of tax).

   Operating revenues, income before extraordinary loss and cumulative effect of accounting change and net income of the separate companies for the pre-merger periods of the last three periods were as follows:

   -----------------------------------------------------------------------------
                                                Nine
                                              Months
                                               Ended
                                        September 30,   Year Ended December 31,
                                        ----------------------------------------
                                                1998        1997        1996
   -----------------------------------------------------------------------------
   Operating revenues:
       SBC                                $   19,495    $ 24,659    $ 23,260
       SNET                                    1,606       2,022       1,942
   =============================================================================
       Combined                           $   21,101    $ 26,681    $ 25,202
   =============================================================================
   Income before extraordinary loss and
    cumulative effect of accounting
    change:
       SBC                                $    3,085    $  1,474    $  3,189
       SNET                                      164         198         193
       Adjustments                                 3           2           5
   =============================================================================
       Combined                           $    3,252    $  1,674    $  3,387
   =============================================================================
   Net income:
       SBC                                $    3,085    $  1,474    $  3,279
       SNET                                      179         194         193
       Adjustments                                 3           6           5
   =============================================================================
       Combined                           $    3,267    $  1,674    $  3,477
   =============================================================================

   The combined results include the effect of changes applied retroactively to conform the accounting methodologies between SNET and SBC for pension and postemployment benefits. SBC believes the new method is more prevalent and better reflects the operations of the business.

   Post-merger initiatives
   During the second quarter of 1997, SBC announced after-tax charges of $1.6 billion related to several strategic decisions resulting from the merger integration process that began with the April 1, 1997 closing of its merger with PAC, which included $165 ($101 after tax) of charges related to several regulatory rulings during the second quarter of 1997 and $281 ($176 after tax) for merger approval costs. The decisions resulted from an extensive review of operations throughout the merged company and include significant integration of operations and consolidation of some administrative and support functions.

   During the fourth quarter of 1998, SBC again performed a complete review of all operations affected by the merger with SNET to determine the impact on ongoing merger integration processes. Review teams examined operational functions and evaluated all strategic initiatives. As a result of this review, SBC announced net after-tax charges of $268 related to strategic decisions arising from the review and expensing of merger-related costs incurred by SNET.

   One-time charges related to the strategic decisions reached by the review teams totaled $403 ($249 after tax) in the fourth quarter of 1998 and $2 billion ($1.3 billion after tax) in the second quarter of 1997. At December 31, 1998 and 1997, remaining accruals for anticipated cash expenditures related to these decisions were approximately $323 and $432.

   Reorganization SBC is centralizing several key functions that will support the operations of the Telephone Companies, including network planning, strategic marketing and procurement. It is also consolidating a number of corporate-wide support activities, including research and development, information technology, financial transaction processing and real estate management. The Telephone Companies will continue as separate legal entities. These initiatives continue to result in the creation of some jobs and the elimination and realignment of others, with many of the affected employees changing job responsibilities and in some cases assuming positions in other locations.

   SBC recognized charges of approximately $82 ($50 net of tax) during the fourth quarter of 1998 and $338 ($213 net of tax) during the second quarter of 1997 in connection with these initiatives. The charges were comprised mainly of postemployment benefits, primarily related to severance, and costs associated with closing down duplicate operations, primarily contract cancellations. Other charges arising out of the mergers related to relocation, retraining and other effects of consolidating certain operations are being recognized in the periods those charges are incurred. The initial integration process subsequent to the PAC merger resulted in SBC incurring expenses for these merger-related items in advance of any substantial synergistic benefits. During the second half of 1997, these merger-related charges totaled $501 ($304 net of tax).

   Impairments/asset valuation As a result of SBC's merger integration plans, strategic review of domestic operations and organizational alignments, SBC reviewed the carrying values of related long-lived assets in the fourth quarter of 1998 and the second quarter of 1997. The reviews were conducted company-wide, although the fourth quarter 1998 review focused primarily on SNET. These reviews included estimating remaining useful lives and cash flows and identifying assets to be abandoned. Where this review indicated impairment, discounted cash flows related to those assets were analyzed to determine the amount of the impairment. As a result of these reviews, SBC wrote off some assets and recognized impairments to the value of other assets, recording a combined charge of $321 ($199 after tax) in the fourth quarter of 1998 and $965 ($667 after tax) in the second quarter of 1997.

   The 1998 impairments and writeoffs primarily related to recognition of an impairment of the assets supporting SNET's video and telephony operations, and also included charges for required changes in wireless equipment, inventory and sites. The 1997 impairments and writeoffs related primarily to the wireless digital TV operations in southern California, certain analog switching equipment in California, certain rural and other telecommunications equipment in Nevada, selected wireless equipment, duplicate or obsolete equipment, cable within commercial buildings in California, certain nonoperating plant and other assets.

   Pacific and Southwestern video curtailment/purchase commitments SBC also announced in 1997 that it was scaling back its limited direct investment in video services in the areas also served by PacBell and SWBell. As a result of this curtailment, SBC halted construction on the Advanced Communications Network (ACN) in California. As part of an agreement with the ACN vendor, SBC paid the liabilities of the ACN trust that owned and financed ACN construction, incurred costs to shut down all construction previously conducted under the trust and received certain consideration from the vendor. In the second quarter of 1997, SBC recognized net expense of $553 ($346 after tax) associated with these activities. During the third quarter of 1997, SBC recorded the corresponding short-term debt of $610 previously incurred by the ACN trust on its balance sheet. Additionally, SBC curtailed certain other video-related activities including discontinuing its broadband network video trials in Richardson, Texas, and San Jose, California, substantially scaling back its involvement in the Tele-TV joint venture and withdrawing its operations in territory served by SWBell from the Americast venture. Americast partners are disputing the withdrawal in arbitration and litigation, the outcome of which cannot be predicted, but is not expected to have a material impact on SBC's financial condition or results of operations. The collective impact of these decisions and actions by SBC resulted in a charge of $145 ($92 after tax) in the second quarter of 1997.

Note 3.  Merger Agreement with Ameritech Corporation

   On May 11, 1998, SBC announced a definitive agreement to merge an SBC subsidiary with Ameritech Corporation (Ameritech) in a transaction in which each share of Ameritech common stock will be converted into and exchanged for 1.316 shares of SBC common stock (equivalent to approximately 1,450 million shares). After the merger, Ameritech will be a wholly-owned subsidiary of SBC. The transaction, which has been approved by the board of directors and shareowners of each company, is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. The merger is subject to certain regulatory approvals, including the Federal Communications Commission (FCC) and state commissions in Ohio and Illinois. If approvals are granted, the transaction is expected to close in 1999.

   SBC and Ameritech own competing cellular licenses in several markets, including, but not limited to, Chicago, Illinois, and St. Louis, Missouri (Overlapping Cellular Licenses). In an effort to comply with the FCC's rules and regulations and certain provisions of the Merger Agreement, SBC and Ameritech expect to be required by the FCC to divest one of the Overlapping Cellular Licenses in each market and are attempting to determine the manner in which an Overlapping Cellular License in each market should be divested.

   The pro forma effect on SBC's consolidated statements of income had the merger occurred on January 1, 1996 is as follows:

   -----------------------------------------------------------------
   Pro Forma (unaudited):                 1998       1997      1996
   -----------------------------------------------------------------
   Operating revenues                 $ 45,931  $  42,679  $ 40,119
   Income before extraordinary loss
    and cumulative effect of
    accounting change                 $  7,674  $   3,970  $  5,521
   Net income                         $  7,629  $   3,970  $  5,611
   -----------------------------------------------------------------
   Basic earnings per share:
   Income before extraordinary loss
    and cumulative effect of
    accounting change                 $   2.25  $    1.17  $   1.62
   Net income                         $   2.24  $    1.17  $   1.65
   -----------------------------------------------------------------
   Diluted earnings per share:
   Income before extraordinary loss
    and cumulative effect of
    accounting change                 $   2.23  $    1.16  $   1.61
   Net income                         $   2.21  $    1.16  $   1.64
   =================================================================

   This pro forma information does not include the effect of changes, which will be applied retroactively, to conform accounting methodologies between SBC and Ameritech. Based on information currently available, management estimates the conforming changes will not materially affect the pro forma operating revenues or income before extraordinary loss and cumulative effect of accounting change. Additionally, the pro forma information also does not include any potential cost savings which may result from the integration of SBC's and Ameritech's operations or future transaction costs relating to the merger (which are estimated to be less than $90), nor does it consider any reorganization costs or costs associated with the disposition of the Overlapping Cellular Licenses that may be required. Management is unable to quantify the potential cost savings that may result from the integration of SBC and Ameritech. The financial impact of the reorganization costs or costs associated with the disposition of the Overlapping Cellular Licenses cannot be determined pending the resolution of the disposal.

Note 4.  Pacific Telesis Group Financial Information

   The following table presents summarized financial information for PAC at December 31, or for the year then ended:

   ----------------------------------------------------------------------------
                                                       1998     1997      1996
   ----------------------------------------------------------------------------
   Balance Sheets
    Current assets                                 $  3,037 $  2,835  $  2,474
    Noncurrent assets                                15,428   14,150    14,134
    Current liabilities                               5,278    4,513     3,527
    Noncurrent liabilities                           10,482   10,413    10,308
   ============================================================================
   Income Statements
    Operating revenues                             $ 11,302 $ 10,101  $  9,588
    Operating income (loss)                           2,612    (166)     2,198
    Income (loss) before extraordinary loss
     and cumulative effect of accounting changes      1,240    (546)     1,057
    Net income (loss)                                 1,180    (224)     1,142
   ============================================================================

   SBC has not provided separate financial statements and other disclosures for PAC as management has determined that such information is not material to the holders of the Trust Originated Preferred Securities (TOPrS) (see
   Note 11), which have been guaranteed by SBC. This information is provided as a supplement only.

Note 5.  Earnings Per Share

   A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary loss and cumulative effect of accounting change for the years ended
   December 31, 1998, 1997 and 1996 are shown in the table below.

   --------------------------------------------------------------------------
   Year Ended December 31,                        1998       1997       1996
   --------------------------------------------------------------------------
   Numerators
   Numerator for basic earnings per share:
    Income before extraordinary loss and
     cumulative effect of accounting change     $4,068     $1,674     $3,387
   --------------------------------------------------------------------------
   Dilutive potential common shares:
    Other stock-based compensation                   4          3          2
   --------------------------------------------------------------------------
     Numerator for diluted
      earnings per share                        $4,072     $1,677     $3,389
   ==========================================================================
   Denominators
   Denominator for basic earnings per share:
    Weighted average number of common
     shares outstanding (000)                1,956,610  1,944,617  1,956,200
   --------------------------------------------------------------------------
   Dilutive potential common shares (000):
    Stock options                               21,701     12,926      7,385
    Other stock-based compensation               5,542      4,388      3,410
   --------------------------------------------------------------------------
     Denominator for diluted
      earnings per share                     1,983,853  1,961,931  1,966,995
   ==========================================================================
   Basic earnings per share:
    Income before extraordinary loss and
     cumulative effect of accounting change    $  2.08    $  0.86    $  1.73
    Extraordinary loss                           (0.03)        -          -
    Cumulative effect of accounting change        0.01         -        0.05
   --------------------------------------------------------------------------
    Net income                                 $  2.06    $  0.86    $  1.78
   ==========================================================================
   Diluted earnings per share:
    Income before extraordinary loss and
     cumulative effect of accounting change    $  2.05    $  0.85    $  1.72
    Extraordinary loss                           (0.03)        -          -
    Cumulative effect of accounting change        0.01         -        0.05
   --------------------------------------------------------------------------
    Net income                                 $  2.03    $  0.85    $  1.77
   ==========================================================================

Note 6.  Property, Plant and Equipment

   Property, plant and equipment is summarized as follows at December 31:

   ------------------------------------------------------------------------
                                                        1998         1997
   ------------------------------------------------------------------------
   Land                                           $      442   $      434
   Buildings                                           6,842        6,502
   Central office equipment                           28,019       25,864
   Cable, wiring and conduit                          30,916       29,943
   Other equipment                                     5,897        5,926
   Under construction                                  1,350        1,546
   ------------------------------------------------------------------------
                                                      73,466       70,215
   Accumulated depreciation and amortization          43,546       41,147
   ------------------------------------------------------------------------
   Property, plant and equipment-net              $   29,920   $   29,068
   ========================================================================

   SBC's depreciation expense as a percentage of average depreciable plant was 7.2%, 7.4% and 6.9% for 1998, 1997 and 1996.

   Certain facilities and equipment used in operations are under operating or capital leases. Rental expenses under operating leases for 1998, 1997 and 1996 were $440, $386 and $346. At December 31, 1998, the future minimum rental payments under noncancelable operating leases for the years 1999 through 2003 were $1,817, $2,652, $2,519, $2,553 and $2,508 and $7,096 thereafter.  Capital leases are not significant.

Note 7.  Investment in Telewest Communications plc

   During 1998, SBC owned up to 15% of Telewest Communications plc (Telewest), the largest cable television operator in the United Kingdom. Due to restrictions existing on the sale of SBC's interest in Telewest, SBC accounted for its investment using the cost method of accounting. During the third quarter of 1998, as a result of Telewest's merger with General Cable, Telewest entered into a new agreement with its key shareholders, including SBC, which lifted those restrictions. SBC was then required to account for its investment in Telewest as available-for-sale securities pursuant to Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). Under FAS 115, available-for-sale securities are measured at fair value in the statement of financial position, and unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareowners' equity until realized. During 1998, SBC sold approximately 90% of its Telewest investment for $425 and made a charitable contribution of the remainder. The net effect from Telewest transactions for the year ended December 31, 1998 was to increase net income by $60.

Note 8.  Equity Investments

   Investments in affiliates accounted for under the equity method include SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. SBC is a member of a consortium that holds all of the AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. SBC also owns L shares which have limited voting rights. Throughout 1998, SBC sold portions of its L shares in response to open market share repurchases by Telmex, so that its total equity investment remained below 10% of Telmex's total equity capitalization.

   Other major equity investments held by SBC include a 1997 investment of approximately $760 in Telkom SA Limited (Telkom), the state-owned telecommunications company of South Africa (see Note 17), an indirect 15% ownership in Cegetel, a joint venture providing a broad range of telecommunications offerings in France, investments in Chilean telecommunications operations and minority ownership of several domestic wireless properties.

   The following table is a reconciliation of SBC's investments in equity affiliates:

   -----------------------------------------------------------------------
                                           1998       1997        1996
   -----------------------------------------------------------------------
   Beginning of year                  $   2,740   $  1,964    $  1,616
   Additional investments                    55      1,076         337
   Equity in net income                     236        201         207
   Dividends received                      (167)       (90)        (70)
   Currency translation adjustments        (110)      (135)        (94)
   Reclassifications and other
    adjustments                            (240)      (276)        (32)
   =======================================================================
   End of year                        $   2,514   $  2,740    $  1,964
   =======================================================================

   The currency translation adjustment for 1998 primarily reflects the effect of exchange rate fluctuations on SBC's investment in South Africa. Other adjustments for 1998 reflect a write-down of an international investment and the sale of portions of SBC's Telmex L shares.

   Currency translation adjustments for 1997 primarily reflect the effect of the exchange rate fluctuations on SBC's investments in South African and French telecommunications companies. Other adjustments for 1997 reflect the sale of portions of SBC's Telmex L shares and the change to the cost method of accounting in 1997 for SBC's 1995 investment in South African wireless operations which were sold during the third quarter of 1998 (see
   Note 17).

   Undistributed earnings from equity affiliates were $918 and $862 at December 31, 1998 and 1997.

Note 9.  Segment Information

   SBC has four reportable segments: Wireline, Wireless, Directory and Other. The Wireline segment provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment. The Wireless segment provides wireless telecommunications services, including local and long distance services, and sells wireless equipment. The Directory segment sells advertising for and publication of yellow pages and white pages directories and electronic publishing. The Other segment includes SBC's international investments and other domestic operating subsidiaries.

   These segments are strategic business units that offer different products and services and are managed accordingly. SBC evaluates performance based on income before income taxes, adjusted for normalizing items. For 1998, normalizing items included gains on sales of certain non-core businesses, principally the required disposition of SBC's interest in Mobile Telephone Networks (MTN), a South African national cellular company, due to SBC's investment in Telkom, and charges related to strategic initiatives resulting from the merger integration process with SNET. For 1997, normalizing items included the costs related to strategic initiatives resulting from the merger integration process with PAC, the impact of several second quarter 1997 regulatory rulings and charges for ongoing merger integration costs (see Note 2), as well as the gain on the sale of the Telephone Companies' interest in Bell Communications Research, Inc. (Bellcore) and the first quarter 1997 settlement gain at PAC associated with lump-sum pension payments that exceeded the projected service and interest costs for 1996 retirements. The effect of any normalizing adjustments is shown separately in the table below. The accounting policies of the segments are the same as those described in Note 1. Transactions between segments are reported at fair value.

   Corporate, adjustments and eliminations include corporate activities, the elimination of intersegment transactions, and other adjustments. Included in other adjustments are differences in accounting between subsidiary and consolidated financial statements for postretirement benefits at PacBell and the treatment of conforming accounting adjustments arising out of the pooling of interests with SNET and PAC that were required to be treated as changes in accounting principles by the subsidiaries.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                         Corporate,
At December 31, 1998 or for the                                                          Adjustments &   Normalizing
year ended                             Wireline   Wireless     Directory      Other      Eliminations    Adjustments      Total
---------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers     $  22,097  $     4,184  $      2,320 $       82   $           102 $          (8) $  28,777
Intersegment revenues                      113            1            73          3              (190)            -          -
Depreciation and amortization            4,265          583            31          -                77           221      5,177
Equity in net income of affiliates           -           25             -        211                 -             -        236
Interest expense                           861          179            11         37               (98)            3        993
Income before income taxes               4,364          490         1,131        269               195           (75)     6,374
Segment assets                          33,427        7,161         1,385      2,854               239             -     45,066
Investment in equity method
 investees                                  34          232             -      2,274               (26)            -      2,514
Expenditures for additions to
 long-lived assets                       5,178          644            30         11                64             -      5,927
=================================================================================================================================


---------------------------------------------------------------------------------------------------------------------------------
                                                                                         Corporate,
At December 31, 1997 or for the                                                          Adjustments &   Normalizing
year ended                             Wireline   Wireless     Directory       Other     Eliminations    Adjustments      Total
---------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers     $  20,718  $     3,696  $      2,197 $       57   $           201 $        (188)$   26,681
Intersegment revenues                      208            1            89          -              (298)            -          -
Depreciation and amortization            4,095          491            28          -                83           604      5,301
Equity in net income of affiliates          (5)           9             -        206                (9)            -        201
Interest expense                           837          152             4         25                (2)           27      1,043
Income before income taxes               3,736          355         1,043        192                75        (2,743)     2,658
Segment assets                          32,018        7,071         1,227      3,398             1,122             -     44,836
Investment in equity method
 investees                                  34          229             -      2,503               (26)            -      2,740
Expenditures for additions to
 long-lived assets                       5,275          776            38          -               141             -      6,230
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
                                                                                         Corporate,
At December 31, 1996 or for the                                                          Adjustments &   Normalizing
year ended                             Wireline    Wireless    Directory       Other     Eliminations    Adjustments      Total
---------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers     $  19,751  $     3,137  $      2,077 $       34   $           203 $           - $   25,202
Intersegment revenues                      168            -            68          9              (245)            -          -
Depreciation and amortization            3,954          397            28          1                86             -      4,466
Equity in net income of affiliates          (5)          22             -        226               (36)            -        207
Interest expense                           766          107             5         34               (11)            -        901
Income before income taxes               3,789          567           970        178               (47)            -      5,457
Expenditures for additions to
 long-lived assets                       4,712        1,006            32          5               100             -      5,855
=================================================================================================================================

   Geographic Information

   SBC's investments outside of the United States are primarily accounted for under the equity method of accounting and do not record in operating revenues and expenses the revenues and expenses of the individual companies in which SBC invests. Long-lived assets consist primarily of the book value of these investments.

   ------------------------------------------------------------
   Year Ended December 31,        1998        1997        1996
   ------------------------------------------------------------
   Revenues:
    United States            $  28,692 $    26,624 $    25,168
    Mexico                          15          21          25
    South Africa                    48          22           3
    France                           4           5           3
    Chile                            1           2           2
    Other foreign                   17           7           1
   ------------------------------------------------------------
   Total                     $  28,777 $    26,681 $    25,202
   ============================================================

   ------------------------------------------------
   December 31,                   1998        1997
   ------------------------------------------------
   Long-Lived Assets:
    United States            $  31,135 $    30,229
    Mexico                         836         733
    South Africa                   694         837
    France                         557         543
    United Kingdom                   -         339
    Chile                           59         295
    Other foreign                  214         234
   ------------------------------------------------
   Total                     $  33,495 $    33,210
   ================================================

Note 10.  Debt

   Long-term debt, including interest rates and maturities, is summarized as follows at December 31:

   -----------------------------------------------------------------------------
                                                     1998                 1997
     --------------------------------------------------------------------------
     SWBell
       Debentures
         5.38%-5.88%     2003-2006            $       500                $ 500
         6.13%-6.88%     2000-2048                  1,750                1,550
         7.00%-7.75%     2009-2027                  1,150                1,750
     ---------------------------------------------------------------------------
                                                    3,400                3,800
         Unamortized discount-net of premium          (38)                 (36)
     ---------------------------------------------------------------------------
         Total debentures                           3,362                3,764
     ---------------------------------------------------------------------------
       Notes
         5.04%-7.67%     1998-2010                  1,063                1,236
         Unamortized discount                          (5)                  (6)
     ---------------------------------------------------------------------------
         Total notes                                1,058                1,230
     ---------------------------------------------------------------------------
     PacBell
       Debentures
         4.62%-5.88%     1999-2006                    475                  475
         6.00%-6.88%     2002-2034                  1,194                1,194
         7.12%-7.75%     2008-2043                  1,587                2,250
         8.50%           2031                          29                  225
     ---------------------------------------------------------------------------
                                                    3,285                4,144
         Unamortized discount-net of premium          (65)                 (89)
     ---------------------------------------------------------------------------
         Total debentures                           3,220                4,055
     ---------------------------------------------------------------------------
       Notes
         6.12%-8.70%     2001-2009                  1,500                1,300
         Unamortized discount                         (18)                 (18)
     ---------------------------------------------------------------------------
         Total notes                                1,482                1,282
     ---------------------------------------------------------------------------
     Other notes and debentures
         4.37%-6.98%     1998-2007                    501                  633
         7.00%-10.50%    1998-2033                  2,048                2,033
     ---------------------------------------------------------------------------
                                                    2,549                2,666
         Unamortized premium-net of discount           61                   65
     ---------------------------------------------------------------------------
         Total other notes and debentures           2,610                2,731
     ---------------------------------------------------------------------------
     Guaranteed obligations of ESOP 1
        8.41%-9.40%      2000                         127                  198
     ---------------------------------------------------------------------------
     Capitalized leases                               260                  294
     ---------------------------------------------------------------------------
     Total long-term debt,
      including current maturities                 12,119               13,554
     Current maturities                              (507)                (378)
     ---------------------------------------------------------------------------
     Total long-term debt                     $    11,612               13,176
     ===========================================================================
     1 See Note 14.

   In February and September 1998, SBC called $805 of long-term debt for retirement. SBC recognized after-tax charges of $11 associated with the calling of this debt.

   In October 1998, PacBell repurchased $684 of long-term debt. The repurchases resulted in a $60 after-tax extraordinary loss, net of taxes of $42.

   At December 31, 1998, the aggregate principal amounts of long-term debt and average interest rate scheduled for repayment for the years 1999 through 2003 were $507 (6.6%), $574 (6.4%), $1,034 (7.5%), $980 (6.7%),
   $749 (6.3%) with $8,406 (6.9%) due thereafter.  As of December 31, 1998,
   SBC was in compliance with all covenants and conditions of instruments governing its debt.

   Debt maturing within one year consists of the following at December 31:

   ------------------------------------------------------------------------
                                                     1998           1997
   ------------------------------------------------------------------------
   Commercial paper                              $  1,044       $  1,412
   Current maturities of long-term debt               507            378
   Other short-term debt                                -            349
   ------------------------------------------------------------------------
   Total                                         $  1,551       $  2,139
   ========================================================================

   The weighted average interest rate on commercial paper debt at December 31, 1998 and 1997 was 5.49% and 6.02%. SBC has entered into agreements with several banks for compensated lines of credit totaling $655 and uncompensated lines of credit totaling $805, thus total lines of credit available are $1,460, all of which may be used to support commercial paper borrowings. SBC had no borrowings outstanding under these lines of credit as of December 31, 1998 or 1997.

Note 11.  Financial Instruments

   The carrying amounts and estimated fair values of SBC's long-term debt, including current maturities and other financial instruments, are summarized as follows at December 31:

   -------------------------------------------------------------------------
                                             1998               1997
   -------------------------------------------------------------------------
                                      Carrying  Fair     Carrying    Fair
                                      Amount    Value    Amount      Value
   ------------------------------------------------------------------------
   SWBell debentures                  $3,362    $3,531   $3,764     $3,828
   SWBell notes                        1,058     1,129    1,230      1,271
   PacBell debentures                  3,220     3,463    4,055      4,337
   PacBell notes                       1,482     1,590    1,282      1,342
   Other notes and debentures          2,610     2,725    2,731      2,947
   TOPrS                               1,000     1,029    1,000      1,034
   Guaranteed obligations of ESOP 1      127       132      198        207
   ========================================================================
    1 See Note 14.

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

   Pacific Telesis Financing I and II (the Trusts) were formed for the exclusive purpose of issuing preferred and common securities representing undivided beneficial interests in the Trusts and investing the proceeds from the sales of TOPrS in unsecured subordinated debt securities of PAC. Under certain circumstances, dividends on TOPrS could be deferred for up to a period of five years. PAC sold $1 billion of TOPrS, $500 at 7.56% in January 1996 through Pacific Telesis Financing I and $500 at 8.5% in
   June 1996 through Pacific Telesis Financing II. As of December 31, 1998, the Trusts held subordinated debt securities of PAC in principal amounts of $516 and $514 with interest rates of 7.56% and 8.5%. Both issues of TOPrS were priced at $25 per share, have an original 30-year maturity that may be extended up to 49 years, are callable five years after date of sale at par and are included on the balance sheet as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. The proceeds were used to retire short-term indebtedness, primarily commercial paper. SBC has guaranteed payment of the obligations of the TOPrS.

   Derivatives

   SBC entered into an equity swap contract to hedge exposure to risk of market changes related to its recorded liability for outstanding employee stock options for common stock of AirTouch (spun-off operations) and associated stock appreciation rights (SARs) (see Note 15). In February 1999, SBC began exiting the equity swap contract, receiving cash for the appreciated value of the contract and recognizing a minimal gain. Once exited, SBC will record in other income (expense) - net future changes in the value of the underlying employee stock option exposure. SBC plans to make open-market purchases of the stock of spun-off operations to satisfy its obligation for options that are exercised. Off-balance-sheet risk exists to the extent the market price of the stock of spun-off operations rises above the market price reflected in the liability's current carrying value. The equity swap hedged this exposure and minimized the impact of market fluctuations. The contract entitled SBC to receive settlement payments to the extent the price of the common stock of spun-off operations rose above the notional value of $23.74 per share, but imposed an obligation to make payments to the extent the price declined below this level. The swap also obligated SBC to make a monthly payment of a fee based on LIBOR. The total notional amount of the contract, $13 and $19 as of December 31, 1998 and 1997, covered the approximate number of the outstanding options and SARs of spun-off operations on that date. SBC periodically adjusted downward the outstanding notional amount as the options and SARs were exercised.

   Both the equity swap and SBC's liability for the stock options and SARs of spun-off operations are carried in the balance sheet at their market values, which were immaterial as of December 31, 1998 and 1997. Gains and losses from quarterly market adjustments of the carrying amounts were substantially offsetting. As of December 31, 1998 and 1997, the accounting loss that would have been incurred from nonperformance by the counterparty to the equity swap was $26 and $14.

Note 12.  Income Taxes

   Significant components of SBC's deferred tax liabilities and assets are as follows at December 31:

   -------------------------------------------------------------------
                                                    1998         1997
   -------------------------------------------------------------------
   Depreciation and amortization                $  3,959     $  3,679
   Equity in foreign subsidiaries                    357          253
   Other                                             355        2,052
   -------------------------------------------------------------------
   Deferred tax liabilities                        4,671        5,984
   -------------------------------------------------------------------
   Employee benefits                               1,707        2,528
   Unamortized investment tax credits                 91          174
   Currency translation adjustments                  333          303
   Other                                           1,244        2,140
   -------------------------------------------------------------------
   Deferred tax assets                             3,375        5,145
   -------------------------------------------------------------------
   Deferred tax assets valuation allowance            36           70
   -------------------------------------------------------------------
   Net deferred tax liabilities                 $  1,332     $    909
   ===================================================================

   The decrease in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

   The components of income tax expense are as follows:

   ----------------------------------------------------------------------------
                                                   1998       1997       1996
   ----------------------------------------------------------------------------
   Federal:
      Current                                 $   1,583   $    786    $ 1,443
      Deferred-net                                  437         76        364
      Amortization of investment tax credits        (72)       (82)       (82)
   ----------------------------------------------------------------------------
                                                  1,948        780      1,725
   ----------------------------------------------------------------------------
   State and local:
      Current                                       262         41        224
      Deferred-net                                   96        163        121
   ----------------------------------------------------------------------------
                                                    358        204        345
   ----------------------------------------------------------------------------
   Total                                      $   2,306   $    984    $ 2,070
   ============================================================================

   A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary loss and cumulative effect of accounting change is as follows:

   -----------------------------------------------------------------------------
                                                    1998        1997     1996
   -----------------------------------------------------------------------------
   Taxes computed at federal statutory rate   $    2,231  $      930  $ 1,910
   Increases (decreases) in income taxes
    resulting from:
     Amortization of investment tax credits
      over the life of the plant that gave
      rise to the credits                            (47)        (53)     (53)
     State and local income taxes-net of
      federal income tax benefit                     233         133      224
     Other-net                                      (111)        (26)     (11)
   -----------------------------------------------------------------------------
   Total                                      $    2,306  $      984  $ 2,070
   =============================================================================

Note 13.  Employee Benefits

   Pensions - Substantially all employees of SBC are covered by one of various noncontributory pension and death benefit plans. The pension benefit formula used in the determination of pension cost for nonmanagement employees is based on a flat dollar amount per year of service according to job classification. For PAC managers, benefits accrue in separate account balances based on a fixed percentage of each employee's monthly salary with interest. For all other managers, benefits accrue in separate account balances based on a fixed percentage of each employee's monthly salary plus interest or are determined based upon a stated percentage of adjusted career income. Both the bargaining-unit and management employees of SNET have a cash balance pension plan. Accordingly, pension benefits are determined as a single account balance and grow each year with pay and interest credits.

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

   The following table presents the change in the pension plan benefit obligation for the years ended December 31:

   ------------------------------------------------------------------------
                                                         1998        1997
   ------------------------------------------------------------------------
   Benefit obligation at beginning of the year       $ 18,116    $ 16,330
   Service cost - benefits earned during the period       339         300
   Interest cost on projected benefit obligation        1,265       1,237
   Amendments                                             254         402
   Actuarial gain                                         566       1,398
   Special termination benefits                            53           -
   Benefits paid                                       (1,723)     (1,551)
   ------------------------------------------------------------------------
   Benefit obligation at end of year                 $ 18,870    $ 18,116
   ========================================================================

   The following table presents the change in pension plan assets for the years ended December 31 and the pension plans' funded status at December 31:

   ------------------------------------------------------------------
                                                   1998        1997
   ------------------------------------------------------------------
   Fair value of plan assets at beginning
    of the year                                $ 24,998    $ 22,428
   Actual return on plan assets                   3,753       4,111
   Benefits paid                                 (1,720)     (1,541)
   ------------------------------------------------------------------
   Fair value of plan assets at end of year    $ 27,031    $ 24,998
   ==================================================================

   Funded status                               $  8,161    $  6,882
   Unrecognized prior service cost                1,312       1,221
   Unrecognized net gain                         (8,327)     (7,081)
   Unamortized transition asset                    (759)       (895)
   ------------------------------------------------------------------
   Prepaid pension cost                        $    387    $    127
   ==================================================================

   The following table presents amounts recognized in SBC's Consolidated Balance Sheets at December 31:

   ----------------------------------------------------------------
                                               1998        1997
   ----------------------------------------------------------------
   Prepaid pension cost                    $    819    $    545
   Accrued pension liability                   (432)       (418)
   ----------------------------------------------------------------
   Net amount recognized                   $    387    $    127
   ================================================================

   Net pension cost is composed of the following:

   ---------------------------------------------------------------------------
                                               1998        1997       1996
   ---------------------------------------------------------------------------
   Service cost - benefits earned during
    the period                             $    339    $    300   $    317
   Interest cost on projected benefit
    obligation                                1,265       1,237      1,226
   Expected return on plan assets            (1,771)     (1,640)    (1,664)
   Amortization of prior service cost            27          15        (19)
   Recognized actuarial gain                    (99)       (115)       (92)
   ---------------------------------------------------------------------------
   Net pension benefit                     $   (239)   $   (203)  $   (232)
   ===========================================================================

   Significant weighted average assumptions used in developing pension information include:

   -----------------------------------------------------------------------------
                                                  1998        1997        1996
   -----------------------------------------------------------------------------
   Discount rate for determining projected
    benefit obligation                              7.0%     7.25%        7.5%
   Long-term rate of return on plan assets          8.5%      8.5%        8.5%
   Composite rate of compensation increase          4.3%      4.3%        4.3%
   =============================================================================

   The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

   In April 1997, management amended the pension plan for non-PAC managers to a cash balance pension plan effective June 1, 1997. Under the new plan, participants accrue benefits based on a percentage of pay plus interest. In addition, a transition benefit is phased in over five years. The new plan also requires computation of a grandfathered benefit using the old
   formula for five years.   Participants receive the greater of the cash
   balance benefit or the grandfathered benefit. The new cash balance plan allows lump sum benefit payments in addition to annuities. This change did not have a significant impact on SBC's net income for 1997.

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

   Approximately 4,200 employees left PacBell during 1996 under retirement or voluntary and involuntary severance programs and received special pension benefits and cash incentives in connection with the PacBell restructuring and related force reduction programs. Annual pension cost excludes $64 of additional pension benefits charged to PacBell's restructuring reserve in 1996.

   During 1997, a significant amount of lump sum pension payments resulted in a partial settlement of PAC's pension plans. Therefore, net settlement gains in the amount of $299 were recognized in 1997. Of this amount, $152 was recognized in the first quarter of 1997 and related primarily to managers who terminated employment in 1996. These gains are not included in the net pension cost shown in the preceding table.

   In connection with a voluntary early-out offer that provided enhanced pension benefits, approximately 1,135 employees left SNET during 1996. Annual pension cost excludes $65 of net settlement gains charged to SNET's restructuring reserve in 1996.

   Supplemental Retirement Plans - SBC also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. These plans include supplemental defined pension benefits as well as compensation deferral plans, some of which include a corresponding match by SBC based on a percentage of the compensation deferral. Expenses related to these plans were $105, $90 and $90 in 1998, 1997 and 1996. Liabilities of $1,008 and $897 related to these plans have been included in other noncurrent liabilities in SBC's Consolidated Balance Sheets at December 31, 1998 and 1997.

   Postretirement Benefits - SBC provides certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrues actuarially determined postretirement benefit costs as active employees earn these benefits. Employees retiring after certain dates will pay a share of the costs of medical coverage that exceed a defined dollar medical cap. Such future cost-sharing provisions have been reflected in determining SBC's postretirement benefit costs. SBC maintains Voluntary Employee Beneficiary Association trusts to fund postretirement benefits. Assets consist principally of stocks and U.S. government and corporate bonds.

   The following table sets forth the change in the benefit obligation for the years ended December 31:

   -----------------------------------------------------------------------
                                                         1998        1997
   -----------------------------------------------------------------------
   Benefit obligation at beginning of the year       $  7,701    $  7,112
   Service cost - benefits earned during the period       109         106
   Interest cost on projected benefit obligation          537         516
   Amendments                                             363         (48)
   Actuarial gain                                        (220)        397
   Benefits paid                                         (410)       (382)
   -----------------------------------------------------------------------
   Benefit obligation at end of year                 $  8,080    $  7,701
   =======================================================================

   The following table sets forth the change in plan assets for the years ended December 31 and the plans' funded status at December 31:

   -------------------------------------------------------------------
                                                   1998        1997
   -------------------------------------------------------------------
   Fair value of plan assets at beginning
    of the year                                $  3,826    $  2,926
   Actual return on plan assets                     847         677
   Employer contribution                            354         462
   Benefits paid                                   (248)       (239)
   -------------------------------------------------------------------
   Fair value of plan assets at end of year    $  4,779    $  3,826
   ===================================================================

   Funded status                               $ (3,301)   $ (3,875)
   Unrecognized prior service cost                  286         (13)
   Unrecognized net gain                         (1,912)     (1,175)
   -------------------------------------------------------------------
   Accrued postretirement benefit obligation   $ (4,927)   $ (5,063)
   ===================================================================

   Postretirement benefit cost is composed of the following:

   ---------------------------------------------------------------------------
                                                    1998      1997     1996
   ---------------------------------------------------------------------------
    Service cost-benefits earned during
     the period                                  $   109   $   106  $   105
    Interest cost on accumulated postretirement
     benefit obligation (APBO)                       537       516      512
    Expected return on assets                       (272)     (220)    (181)
    Other - net                                        6       (14)       5
   ---------------------------------------------------------------------------
    Postretirement benefit cost                  $   380   $   388  $   441
   ===========================================================================

   The fair value of plan assets restricted to the payment of life insurance benefits was $844 and $987 at December 31, 1998 and 1997. At December 31, 1998 and 1997, the accrued life insurance benefits included in the APBO benefit obligation were $367 and $93.

   The assumed medical cost trend rate in 1999 is 7.0%, decreasing linearly to 5.5% in 2002, prior to adjustment for cost-sharing provisions of the medical and dental plans for active and certain recently retired employees. The assumed dental cost trend rate in 1999 is 5.75%, reducing to 5.0% in 2002. Raising the annual medical and dental cost trend rates by one percentage point increases the APBO as of December 31, 1998 by $488 and increases the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1998 by approximately $34. Decreasing the annual medical and dental cost trend rates by one percentage point decreases the APBO as of December 31, 1998 by $408 and decreases the aggregate service and interest cost components of the net periodic postretirement benefit cost for 1998 by approximately $27. Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO and related postretirement benefit costs were the same as those used in developing the pension information.

Note 14.  Other Employee Benefits

   Employee Stock Ownership Plans - SBC maintains contributory savings plans which cover substantially all employees. Under the savings plans, SBC matches a stated percentage of eligible employee contributions, subject to a specified ceiling.

   SBC has four leveraged ESOPs as part of the existing savings plans. Two of the ESOPs were funded with notes issued by the savings plans to various lenders, the proceeds of which were used to purchase shares of SBC's common stock in the open market. These notes are unconditionally guaranteed by SBC and therefore presented as a reduction to shareowners' equity and an increase in long-term debt. They will be repaid with SBC contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs.

   The third ESOP purchased PAC treasury shares in exchange for a promissory note from the plan to PAC. Since PAC is the lender, this note is not reflected as a liability and the remaining cost of unallocated trust shares is carried as a reduction of shareowners' equity. Principal and interest on the note are paid from employer contributions and dividends received by the trust. All PAC shares were exchanged for SBC shares effective with the merger April 1, 1997. The provisions of the ESOP were unaffected by this exchange.

   The fourth ESOP acquired SNET shares with the proceeds of notes issued by the savings plans, which SNET guaranteed, through a third party. The SNET common stock was acquired through open market purchases, in exchange for a promissory note from the plan to SNET. SNET periodically makes cash payments to the ESOP that, together with dividends received on shares held by the ESOP, are used to make interest and principal payments on both loans. All SNET shares were exchanged for SBC shares effective with the merger October 26, 1998. The provisions of the ESOP were unaffected by this exchange.

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

   Information related to the ESOPs and the savings plans is summarized below:

   -----------------------------------------------------------------------------
                                                      1998      1997      1996
   -----------------------------------------------------------------------------
   Benefit expense-net of dividends and
    interest income                                 $   55     $  59    $   76
   Interest expense-net of dividends and
    interest income                                     16        21        30
   -----------------------------------------------------------------------------
   Total expense                                    $   71     $  80    $  106
   =============================================================================
   Company contributions for ESOPs                  $  110     $ 112    $  121
   =============================================================================
   Dividends and interest income for debt service   $   58     $  63    $   67
   =============================================================================

   SBC shares held by the ESOPs are summarized as follows at December 31:

   ------------------------------------------------------------------------
                                                        1998          1997
   ------------------------------------------------------------------------
   Unallocated                                    11,505,123    17,210,803
   Committed to be allocated                       1,245,335       282,388
   Allocated to participants                      47,425,671    45,966,307
   ------------------------------------------------------------------------
   Total                                          60,176,129    63,459,498
   ========================================================================

Note 15.  Stock-Based Compensation

   Under various SBC plans, senior and other management employees and non-employee directors have received stock options, SARs, performance shares and nonvested stock units to purchase shares of SBC common stock. Options issued through December 31, 1998 carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Depending upon the grant, vesting of options may occur up to four years from the date of grant. Performance shares are granted to key employees in the form of common stock and/or in cash based upon the price of common stock at date of grant and are awarded at the end of a two- or three-year period, subject to the achievement of certain performance goals. Nonvested stock units also are valued at market price of the stock at date of grant and vest over a three-year period. Up to 206 million shares may be issued under these plans.

   In 1996, SBC elected to continue measuring compensation cost for these plans using the intrinsic value-based method of accounting prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Accordingly, no compensation cost for SBC's stock option plans has been recognized. The compensation cost that has been charged against income for SBC's other stock-based compensation plans, primarily SARs and nonvested stock units, totaled $45, $43 and $22 for 1998, 1997 and 1996. Had compensation cost for stock option plans been recognized using the fair value based method of accounting at the date of grant for awards in 1998, 1997 and 1996 as defined by FAS 123, SBC's net income would have been $3,921, $1,597 and $3,445, and basic net income per share would have been $2.00, $0.82 and $1.76.

   Options and SARs held by the continuing employees of PAC at the time of the AirTouch spin-off were supplemented with an equal number of options and SARs for common shares of spun-off operations. The exercise prices for outstanding options and SARs held by continuing employees of PAC were adjusted downward to reflect the value of the supplemental spun-off operations' options and SARs. The balance sheet reflects a related liability equal to the difference between the current market price of spun-off operations stock and the exercise prices of the supplemental options outstanding (see Note 11). As of December 31, 1998, 459,916 supplemental spun-off operations options and SARs were outstanding with expiration dates ranging from 1999 to 2003. Outstanding options and SARs that were held by employees of the wireless operations at the spin-off date were replaced by options and SARs for common shares of spun-off operations. The spun-off operations assumed liability for these replacement options and SARs.

   For purposes of these pro forma disclosures, the estimated fair value of the options granted after 1994 is amortized to expense over the options' vesting period. Because most employee options vest over a two- to four-year period, these disclosures will not be indicative of future pro forma amounts until the FAS 123 rules are applied to all outstanding non-vested awards. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: risk-free interest rate of 5.72%, 6.56% and 6.25%; dividend yield of 2.21%, 3.07% and 4.91%; expected volatility factor of 15%, 15% and 18%; and expected option life of 5.3, 5.8 and 4.7 years.

   Information related to options and SARs is summarized below:

   -----------------------------------------------------------------------------
                                                                      Weighted
                                                                       Average
                                                         Number       Exercise
                                                                         Price
   -----------------------------------------------------------------------------
   Outstanding at January 1, 1996                   60,648,949          $20.89
   Granted                                          25,035,921           23.00
   Exercised                                        (3,979,290)          18.73
   Forfeited/Expired                                (2,159,301)          21.59
   -----------------------------------------------------------------------------
   Outstanding at December 31, 1996
     (35,522,826 exercisable at weighted
      average price of $20.13)                      79,546,279           21.64
   Granted                                          33,560,019           27.28
   Exercised                                       (17,548,592)          20.51
   Forfeited/Expired                                (4,817,751)          25.16
   -----------------------------------------------------------------------------
   Outstanding at December 31, 1997
     (40,802,392 exercisable at weighted
      average price of $21.02)                      90,739,955           23.76
   Granted                                          21,756,535           42.51
   Exercised                                       (16,853,425)          22.13
   Forfeited/Expired                                (4,591,616)          31.08
   -----------------------------------------------------------------------------
   Outstanding at December 31, 1998
     (47,493,729 exercisable at weighted
      average price of $22.31)                      91,051,449          $28.17
   =============================================================================

   Information related to options and SARs outstanding at December 31, 1998:

   -----------------------------------------------------------------------------
                                   $13.50-    $17.50-     $26.00-     $34.00-
   Exercise Price Range            $17.49     $25.99      $33.99      $43.00
   -----------------------------------------------------------------------------
   Number of options and SARs:
     Outstanding                   3,492,843  41,277,620  25,901,002  20,379,984
     Exercisable                   3,492,843  41,277,620   2,639,149      84,117
   Weighted average exercise price:
     Outstanding                      $16.51      $22.39      $27.60      $42.59
     Exercisable                      $16.51      $22.39      $28.21      $42.00
   Weighted average remaining
    contractual life              3.43 years  6.38 years  8.31 years  5.97 years
   =============================================================================

   The weighted-average, grant-date fair value of each option granted during 1998, 1997 and 1996 was $8.62, $5.57 and $3.47.

Note 16.  Shareowners' Equity

   Common Stock Split - On January 30, 1998, the Board of Directors of SBC declared a two-for-one stock split, effected in the form of a stock dividend, on the shares of SBC's common stock. Each shareholder of record on February 20, 1998 received an additional share of common stock for each share of common stock then held. The stock was issued March 19, 1998.
   SBC retained the current par value of $1.00 per share for all shares of common stock.

Note 17.  Acquisitions and Dispositions

   During the third quarter of 1998, SBC sold its interest in MTN to the remaining shareholders of MTN for $337. The sale fulfilled SBC's obligation to divest MTN as a requirement of the acquisition of Telkom. The effect on other income (expense) - net and net income from the sale of MTN was $250 and $162. See Note 7 for the disposition of SBC's interest in Telewest.

   In May 1997, a consortium made up of SBC and Telekom Malaysia Berhad, 60% owned by SBC, completed the purchase of 30% of Telkom. SBC invested approximately $760, approximately $600 of which will remain in Telkom.

   During 1996, SBC received several AT&T Corp. cellular networks in Arkansas in exchange for SBC's PCS licenses in Memphis and Little Rock and other consideration.

   These acquisitions were primarily accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired are being amortized over periods not to exceed 40 years. Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

   The above developments did not have a significant impact on consolidated results of operations for 1998, 1997 or 1996, nor would they had they occurred on January 1 of the respective periods.

   On January 20, 1999, SBC announced it has agreed to acquire Comcast Cellular Corporation (Comcast Cellular), the wireless subsidiary of Comcast Corporation, in a transaction valued at $1,674. Under the terms of the agreement, SBC will pay $400 in cash and assume Comcast Cellular's current debt of $1,274. The transaction will be accounted for through the purchase accounting method. Comcast Cellular offers analog and digital wireless services to more than 800,000 subscribers in Pennsylvania, Delaware, New Jersey and Illinois. The largest market in which Comcast Cellular operates is Philadelphia, Pennsylvania. SBC for several years has been operating the Illinois properties it is purchasing under a previous agreement between the two companies. The transaction, which is subject to regulatory approvals, is expected to be completed by the end of 1999.

Note 18.  Additional Financial Information

   -----------------------------------------------------------------------------
                                                                  December 31,
                                                         -----------------------
   Balance Sheets                                             1998        1997
   -----------------------------------------------------------------------------
   Accounts payable and accrued liabilities:
      Accounts payable                                   $   2,865   $   3,115
      Accrued taxes                                          1,206       1,118
      Advance billing and customer deposits                    855         764
      Compensated future absences                              568         558
      Accrued interest                                         249         326
      Accrued payroll                                          338         315
      Other                                                  1,899       2,134
   -----------------------------------------------------------------------------
   Total                                                 $   7,980   $   8,330
   =============================================================================

   Statements of Income                          1998         1997        1996
   -----------------------------------------------------------------------------
   Advertising expense                       $    594    $     558   $     400
   =============================================================================
   Interest expense incurred                 $  1,052    $   1,168   $   1,043
   Capitalized interest                           (59)        (125)       (142)
   -----------------------------------------------------------------------------
   Total interest expense                    $    993    $   1,043   $     901
   =============================================================================

   -----------------------------------------------------------------------------
   Statements of Cash Flows                      1998         1997        1996
   -----------------------------------------------------------------------------
   Cash paid during the year for:
      Interest                               $  1,070    $   1,014   $     888
      Income taxes, net of refunds           $  1,721    $     489   $   1,367
   =============================================================================

   No customer accounted for more than 10% of consolidated revenues in 1998, 1997 or 1996.

   Several subsidiaries of SBC have negotiated contracts with the Communications Workers of America (CWA), none of which is subject to renegotiation in 1999. Approximately two-thirds of SBC's employees are represented by the CWA.

Note 19.  Quarterly Financial Information (Unaudited)

   -----------------------------------------------------------------------------------
                                                Basic
                                               Earnings
                Total   Operating               (Loss)            Stock Price
   Calendar   Operating   Income   Net Income Per Common -----------------------------
    Quarter   Revenues     (Loss)     (Loss)     Share      High       Low      Close
   -----------------------------------------------------------------------------------
   1998
   First 1    $   6,855 $   1,775  $     985   $    0.50 $ 46.563 $  35.375  $  43.375
   Second         7,030     1,817      1,020        0.52   44.938    37.125     40.000
   Third 2        7,216     1,903      1,262        0.65   44.875    35.000     44.375
   Fourth 1,2     7,676     1,391        756        0.39   54.875    41.125     53.625
   --------------------------------------------
   Annual 1,2 $  28,777 $   6,886  $   4,023   $    2.06
   ===================================================================================
   1997 3
   First      $   6,405 $   1,685  $     901   $    0.46 $ 29.125 $  24.813  $  26.250
   Second         6,372      (831)      (736)      (0.38)  30.938    24.625     30.938
   Third          6,790     1,573        867        0.45   31.125    26.781     30.719
   Fourth         7,114     1,151        642        0.33   38.063    30.000     36.625
   --------------------------------------------
   Annual     $  26,681 $   3,578  $   1,674   $    0.86
   ===================================================================================

   1 Net Income and Earnings per Common Share reflect a cumulative effect of accounting change of $15, or $0.01 per share in the first quarter from a change in accounting for directory operations and an extraordinary loss on retirement of debt of $60, or $0.03 per share in the fourth quarter.
   2 Net income in the third quarter includes after-tax gains of $219 for gains on sales of certain non-core businesses, principally the required disposition of MTN, due to SBC's investment in Telkom. Net income in the fourth quarter also includes $268 of charges related to strategic initiatives resulting from the merger integration process with SNET.
   3 Net income (loss) includes $90 in first quarter pension settlement gain for 1996 retirements (see Note 13), $1.6 billion in second quarter charges related to post-merger initiatives (see Note 2), $10 and $294 in third and fourth quarter merger integration costs and $33 in fourth quarter gain on sale of SBC's interests in Bellcore.

                        Report of Independent Auditors

The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1996 financial statements of Pacific Telesis Group, a wholly-owned subsidiary, which statements reflect total operating revenues constituting approximately 38% of the Company's related consolidated financial statement total for the year ended December 31, 1996. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph that describes the change in its method of recognizing directory publishing revenues and related expenses. Our opinion, insofar as it relates to the 1996 data included for Pacific Telesis Group, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and, for 1996, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                         ERNST & YOUNG LLP

San Antonio, Texas
February 12, 1999


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


/s/ Edward E. Whitacre Jr.

Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer


/s/ Donald E. Kiernan

Donald E. Kiernan
Senior Vice President, Treasurer
and Chief Financial Officer

Stock Trading Information

SBC is listed on the New York, Chicago and Pacific stock exchanges and The Swisss Exchange. SBC is traded on the London Stock Exchange through the SEAQ International Markets facility.

Ticker symbol (NYSE): SBC

Newspaper stock listing: SBC or SBC Comm