Form 10-K, Exhibit 13
period 1999-12-31
SBC COMMUNICATIONS INC
filed 2000-03-10
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts
--------------------------------------------------------------------------------------------------
At December 31 or for the year ended:            1999        1998      1997        1996      1995
--------------------------------------------------------------------------------------------------
Financial Data 1
Operating revenues                          $  49,489  $   46,207 $  43,106  $   40,510 $  37,134
--------------------------------------------------------------------------------------------------
Operating expenses                          $  37,891  $   34,984 $  35,504  $   30,461 $  27,976
--------------------------------------------------------------------------------------------------
Operating income                            $  11,598  $   11,223 $   7,602  $   10,049 $   9,158
--------------------------------------------------------------------------------------------------
Interest expense                            $   1,430  $    1,605 $   1,550  $    1,418 $   1,513
--------------------------------------------------------------------------------------------------
Equity in net income of affiliates          $     912  $      613 $     437  $      470 $     216
--------------------------------------------------------------------------------------------------
Income taxes                                $   4,280  $    4,380 $   2,451  $    3,368 $   2,858
--------------------------------------------------------------------------------------------------
Income before extraordinary items and
  cumulative effect of accounting change    $   6,573  $    7,735 $   4,087  $    5,705 $   5,362
--------------------------------------------------------------------------------------------------
Net income (loss) 2                         $   8,159  $    7,690 $   4,087  $    5,795 $  (1,347)
--------------------------------------------------------------------------------------------------
Earnings per common share:
Income before extraordinary items and
  cumulative effect of accounting change    $    1.93  $     2.27 $    1.21  $     1.67 $    1.57
--------------------------------------------------------------------------------------------------
Net income (loss) 2                         $    2.39  $     2.26 $    1.21  $     1.70 $   (0.39)
--------------------------------------------------------------------------------------------------
Earnings per common share-assuming dilution:
Income before extraordinary items and
  cumulative effect of accounting change    $    1.90  $     2.24 $    1.20  $     1.66 $    1.56
--------------------------------------------------------------------------------------------------
Net income (loss) 2                         $    2.36  $     2.23 $    1.20  $     1.69 $   (0.39)
--------------------------------------------------------------------------------------------------
Total assets                                $  83,215  $   74,966 $  69,917  $   65,765 $  62,197
--------------------------------------------------------------------------------------------------
Long-term debt                              $  17,475  $   17,170 $  17,787  $   16,536 $  16,105
--------------------------------------------------------------------------------------------------
Construction and capital expenditures       $  10,304  $    8,882 $   8,856  $    8,304 $   6,891
--------------------------------------------------------------------------------------------------
Free cash flow 3                            $   6,274  $    4,099 $   2,723  $    2,964 $   3,946
--------------------------------------------------------------------------------------------------
Dividends declared per common share 4       $   0.975  $    0.935 $   0.895  $    0.860 $   0.825
--------------------------------------------------------------------------------------------------
Book value per common share                 $    7.87  $     6.69 $    5.26  $     4.94 $    4.26
--------------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges               6.52        6.79      4.10        5.67      5.80
--------------------------------------------------------------------------------------------------
Debt ratio                                       42.9%       47.3%     54.9%       55.6%     59.8%
--------------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding (000,000)                         3,409       3,406     3,391       3,409     3,412
--------------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding with dilution (000,000)           3,458       3,450     3,420       3,429     3,430
--------------------------------------------------------------------------------------------------
End of period common shares
  outstanding (000,000)                         3,395       3,406     3,398       3,389     3,418
--------------------------------------------------------------------------------------------------
Operating Data
--------------------------------------------------------------------------------------------------
Network access lines in service (000)          60,682      58,845    56,616      53,891    51,532
--------------------------------------------------------------------------------------------------
Access minutes of use (000,000)               264,010     247,597   228,300     208,230   184,384
--------------------------------------------------------------------------------------------------
Wireless customers (000) 5                     11,151       8,686     7,556       6,018     4,814
--------------------------------------------------------------------------------------------------
Number of employees                           204,530     200,380   202,440     185,400   182,610
--------------------------------------------------------------------------------------------------

[FN]

1 Certain one-time adjustments are included in the results for each year presented. See Results of Operations for a summary of the 1999, 1998 and 1997 one-time adjustments and the impact of these items on income before extraordinary items and cumulative effect of accounting change and net income. In 1996, results include the incremental operating impacts attributable to the operations of the overlapping Ameritech Corporation (Ameritech) wireless properties sold in 1999. Excluding these items, SBC Communications Inc. (SBC) reported an adjusted income before cumulative effect of accounting changes of $5,643, or $1.65 diluted earnings per share, and an adjusted net income of $5,733, or $1.67 diluted earnings per share. The 1995 results include (i) work force restructuring credit, (ii) gain on exchange of cellular interests and (iii) incremental operating impacts attributable to the operations of the overlapping Ameritech wireless properties sold in 1999. Excluding these items, SBC reported an adjusted income before extraordinary loss of $5,216, or $1.52 diluted earnings per share, and an adjusted net loss of $1,493, or $0.43 diluted loss per share.
2 Amounts include the following extraordinary items and cumulative effect of accounting change: 1999, gain on sale of overlapping cellular properties and change in directory accounting at Ameritech; 1998, early retirement of debt and change in directory accounting at Southern New England Telecommunications Corporation (SNET); 1996, change in directory accounting at Pacific Telesis Group (PAC); and 1995, discontinuance of regulatory accounting.
3 Free cash flow is net cash provided by operating activities less construction and capital expenditures.
4 Dividends declared by SBC's Board of Directors; these amounts do not include dividends declared and paid by Ameritech, SNET and PAC prior to their respective mergers.
5 All periods exclude customers from the overlapping Ameritech wireless properties sold in 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations Dollars in millions except per share amounts

SBC Communications Inc. (SBC) is a holding company whose subsidiaries and affiliates operate in the communications services industry. SBC's subsidiaries and affiliates provide wireline and wireless telecommunications services and equipment, directory advertising, electronic security services and cable television services both domestically and worldwide.

The consolidated financial results reflect mergers of SBC subsidiaries with Ameritech Corporation (Ameritech) in 1999, Southern New England
Telecommunications Corporation (SNET) in 1998 and Pacific Telesis Group (PAC) in 1997 as pooling of interests (see Note 2 of Notes to Consolidated Financial Statements).

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

Results of Operations


Summary

Financial results, including percentage changes from the prior year, are summarized as follows:

-------------------------------------------------------------------------------------------------
                                                                                Percent Change
                                                                              -------------------
                                                                              1999 vs.  1998 vs.
                                                  1999       1998      1997     1998      1997
-------------------------------------------------------------------------------------------------
Operating revenues                          $   49,489 $   46,207  $ 43,106      7.1%      7.2%
Operating expenses                              37,891     34,984    35,504      8.3      (1.5)
Income before extraordinary items and
  cumulative effect of accounting change         6,573      7,735     4,087    (15.0)     89.3
Extraordinary items                              1,379        (60)        -        -         -
Cumulative effect of accounting change             207         15         -        -         -
Net income                                       8,159      7,690     4,087      6.1      88.2
=================================================================================================

In 1999 and 1998, SBC reflected a cumulative effect of accounting change related to accounting for directory revenues and expenses (see Note 1 of Notes to Consolidated Financial Statements). In 1999, SBC recognized an extraordinary gain from the sale of overlapping cellular properties sold in October (see Note 15 of Notes to Consolidated Financial Statements). In 1998, SBC incurred an extraordinary loss related to the early retirement of debt.

Reported results for 1999, 1998 and 1997 also include one-time items that SBC normalizes for management purposes. Normalized results in 1999 include the following adjustments:

o After-tax charges totaling $1.5 billion including, among other items, recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts at Ameritech, estimation of deferred taxes on international investments, wireless conversion costs and other merger integration costs as discussed in Note 2 of Notes to Consolidated Financial Statements.
o Elimination of income of $119 from the incremental impacts of overlapping wireless properties sold in October 1999.
o After-tax pension settlement gains of $368 recorded in the fourth quarter associated with lump sum pension payments that exceeded the projected service and interest costs.
o After-tax gains of $77 recognized from the sale of property by an international equity affiliate.
o Reduction of a portion of a first quarter 1998 after-tax charge of $27 to cover the cost of consolidating security monitoring centers and company-owned cellular retail stores.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Normalized results in 1998 include the following adjustments:

o After-tax gain of $1,012 from the sale of Telecom Corporation of New Zealand Limited (TCNZ) shares.
o After-tax charges related to strategic initiatives totaling $268 resulting from the merger integration process with SNET.
o After-tax gains of $219 from the sale of certain non-core businesses, principally the required disposition of SBC's investment in Mobile Telephone Networks (MTN), a cellular company in South Africa.
o Elimination of income of $123 from the incremental impacts of overlapping wireless properties sold in October 1999.
o After-tax charge of $64 to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.
o After-tax gain of $102 from the sale of certain telephone and directory assets.

Normalized results in 1997 include the following adjustments:

o After-tax charges of $1.6 billion related to strategic initiatives resulting from the merger integration process with PAC.
o After-tax charge of $87 for SBC's share of the costs of a work force restructuring at Belgacom SA (Belgacom).
o After-tax charges of $304 for ongoing merger integration costs (see Note 2 of Notes to Consolidated Financial Statements).
o After-tax first quarter settlement gains of $90 at PAC associated with lump sum pension payments that exceeded the projected service and interest costs for 1996 retirements.
o After-tax gain of $58 from the sale of SBC's interests in Bell Communications Research, Inc. (Bellcore).
o Elimination of income of $88 from the incremental impacts of overlapping wireless properties sold in October 1999.

Excluding these items, 1999 income before extraordinary gain and cumulative effect of accounting change would have been $7,439, or 12.5% higher than 1998 earnings of $6,611. The corresponding diluted per share amounts would be $2.15 in 1999, or 12.0% higher than $1.92 in 1998. In 1998, income before extraordinary loss and cumulative effect of accounting change would have been 13.3% higher than 1997 earnings of $5,836. The corresponding diluted per share amounts would have been 12.3% higher than $1.71 in 1997.

Excluding these items, the 1999 and 1998 increases in income before extraordinary items and cumulative effect of accounting change were due primarily to broad-based growth in demand across SBC's operations. Results for 1999 include operations related to the third quarter acquisitions of Comcast Cellular Corporation (Comcast) and Cellular Communications of Puerto Rico, Inc. (Cellular Communications). In addition, SBC's international investments experienced growth due to the acquisitions of Bell Canada in June 1999 and Tele Danmark A/S (Tele Danmark) in January 1998, as well as growth in 1999 and 1998 from SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex).

Segment Results

As a result of the Ameritech merger and to better reflect the broadened scope of its operations, SBC adjusted its segment reporting structure in 1999. SBC now has four reportable segments that reflect the current management of its business: wireline, wireless, information and entertainment, and international. The wireline segment provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment. The wireless segment provides wireless telecommunications services, including local and long distance services, and sells wireless equipment. The information and entertainment segment expands on what was previously the directory segment, and includes all directory operations from advertising, yellow pages, white pages and electronic publishing and Ameritech's electronic security and cable television operations. All international investment operations have been removed from the other segment and are shown separately in the international segment. The miscellaneous items that formerly were included in the other segment are immaterial and have been reclassified to corporate, adjustments and eliminations (see Note 7 of Notes to Consolidated Financial Statements).

The normalized segment results include the 1999 effects of conforming accounting methodologies between SBC and Ameritech. Among other items, non-cash adjustments were made to conform accounting for pension and postretirement benefits between the companies and to immediately expense certain items routinely deferred and amortized by Ameritech, including sales commissions and leased customer security and paging equipment. The pension and postretirement adjustments include the effects of conforming the adoption date for postretirement accounting, methods of recognizing actuarial gains and synchronization of estimates related to the current year's benefit plans. The conforming accounting changes for 1999 and prior were recorded as a cumulative effect of accounting change at the segments. This cumulative effect of accounting change was retroactively restated to the appropriate year in SBC's consolidated results. Segment results for periods after 1999 also will include these conforming entries and be comparable to 1999 results.

Normalized income before income taxes, extraordinary items and cumulative effect of accounting change for each segment for 1999, 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------
                                                                               Percent Change
                                                                            ---------------------
                                                                             1999 vs.  1998 vs.
                                              1999        1998        1997    1998       1997
-------------------------------------------------------------------------------------------------
Wireline                                $    8,052  $    7,318  $    6,558    10.0%      11.6%
Wireless                                       918         564         372    62.8       51.6
Information and entertainment                1,641       1,590       1,350     3.2       17.8
International                                  706         453         512    55.8      (11.5)
Corporate, adjustments & eliminations          364         435         375       -          -
----------------------------------------------------------------------------
Normalized Income Before Income Taxes,
  Extraordinary Items and Cumulative
  Effect of Accounting Change           $   11,681  $   10,360  $    9,167    12.8%      13.0%
=================================================================================================

Changes in income before income taxes in the wireline, wireless and information and entertainment segments primarily reflect increases in operating income discussed below. Changes in income before income taxes for the international segment result primarily from the changes in equity in net income of affiliates and other income (expense) - net discussed below; changes in this line also impacted the wireline segment.

The normalizing items impacting the wireline segment include the 1999 one-time adjustments to the estimate of allowance for doubtful accounts, strategic initiatives resulting from the merger integration process and other items offset by 1999 pension settlement gains. One-time adjustments in 1998 include charges for merger integration costs related to the SNET merger, gain from the sale of certain telephone and directory assets and the first quarter consolidation of certain Ameritech operations. The 1997 one-time adjustments include costs for strategic initiatives related to the merger integration process with PAC, pension settlement gains and gains from the sale of SBC's interests in Bellcore.

The wireless segment's normalizing items include 1999 adjustments to convert Ameritech's wireless customers to SBC's network platform and merger integration costs offset by recognition of pension settlement gains, the 1999, 1998 and 1997 incremental impacts of the overlapping cellular properties, the 1998 charge to cover the costs of consolidating company-owned cellular retail stores and the 1999 reduction of this charge. In addition, one-time items affecting the wireless segment in 1997 include PAC merger integration costs. The information and entertainment segment includes one-time charges in 1999, including recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts and other merger integration costs offset by the recognition of pension settlement gains, the 1998 charge to cover the costs of consolidating security monitoring centers and the 1999 reduction of this charge. In addition, 1997 one-time items included PAC merger integration costs.

The international segment's normalizing items include the 1999 gains related to sales by an international equity affiliate, 1998 gains on sales of certain non-core businesses, principally the required disposition of SBC's MTN investment, and the sale of TCNZ shares. Also, 1997 included a one-time item for SBC's share of the costs of a work force restructuring at Belgacom.

The following table provides a summary by segment of the net increase (decrease) of the normalizing items on income before income taxes, extraordinary items and cumulative effect of accounting change for 1999, 1998 and 1997:

----------------------------------------------------------------------------
                                             1999         1998        1997
----------------------------------------------------------------------------
Wireline                               $       73   $      178  $    1,966
Wireless                                        6          (99)        (60)
Information and entertainment                 523          (23)         75
International                                 129       (1,811)         86
Corporate, adjustments & eliminations          97            -         562
----------------------------------------------------------------------------
Total Normalizing Impacts              $      828   $   (1,755) $    2,629
============================================================================

Operating Income Components of normalized operating income by segment for 1999, 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------
                                                                               Percent Change
                                                                            ---------------------
                                                                             1999 vs.  1998 vs.
                                             1999         1998        1997    1998       1997
-------------------------------------------------------------------------------------------------
Wireline                               $    9,125   $    8,588  $    7,702     6.3%      11.5%
Wireless                                    1,280          931         647    37.5       43.9
Information and entertainment               1,684        1,624       1,384     3.7       17.3
International                                  (8)         (78)        (43)  (89.7)      81.4
Corporate, adjustments & eliminations         442          422         458       -          -
----------------------------------------------------------------------------
Total Normalized Operating Income      $   12,523   $   11,487  $   10,148     9.0%      13.2%
=================================================================================================

Components of segment operating revenues and expenses and discussion of the segment results for 1999, 1998 and 1997 follow.

Operating Revenues SBC's normalized operating revenues increased $3,637, or 8.0%, in 1999 and $2,890, or 6.8%, in 1998. Components of operating revenues by segment for 1999, 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------
                                                                               Percent Change
                                                                            ---------------------
                                                                             1999 vs.  1998 vs.
                                             1999         1998        1997    1998       1997
-------------------------------------------------------------------------------------------------
Wireline                               $   37,576   $   35,419  $   33,656     6.1%       5.2%
Wireless                                    6,764        5,629       5,023    20.2       12.1
Information and entertainment               4,777        4,345       3,819     9.9       13.8
International                                 147          149         122    (1.3)      22.1
Corporate, adjustments & eliminations        (304)        (219)       (187)      -          -
----------------------------------------------------------------------------
Total Normalized Operating Revenues    $   48,960   $   45,323  $   42,433     8.0%       6.8%
=================================================================================================

Wireline

Wireline normalized operating revenues increased $2,157, or 6.1%, in 1999 and $1,763, or 5.2%, in 1998. Components of wireline operating revenues for 1999, 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------
                                                                               Percent Change
                                                                            ---------------------
                                                                            1999 vs.  1998 vs.
                                             1999         1998        1997    1998       1997
-------------------------------------------------------------------------------------------------
Local service                          $   19,126   $   17,239  $   15,864    10.9%       8.7%
Network access:
  Interstate                                7,544        6,960       6,939     8.4        0.3
  Intrastate                                2,645        2,717       2,762    (2.6)      (1.6)
Long distance service                       3,471        3,679       3,616    (5.7)       1.7
Other                                       4,790        4,824       4,475    (0.7)       7.8
----------------------------------------------------------------------------
Total Wireline Revenues                $   37,576   $   35,419  $   33,656     6.1%       5.2%
=================================================================================================

      Local service revenues increased $1,887, or 10.9%, in 1999 and $1,375, or 8.7%, in 1998 due primarily to increases in demand, which totaled approximately $1,245 in 1999 and $1,270 in 1998, including increases in access lines, vertical services and data-related services revenues. In addition, revenues from two network integration companies acquired by SBC in the fourth quarter of 1998 and the second quarter of 1999 contributed approximately $578 to the increase in 1999 and $25 in 1998. The number of access lines increased by 3.1% in 1999 and by 3.9% in 1998. Approximately 39% of access line growth in 1999 and 35% in 1998 was due to sales of additional access lines to existing residential customers. In 1999 and 1998, approximately 33% and 31% of the access line growth was in California, 19% and 23% was in Texas and 9% and 12% was in Illinois. Access lines in California, Texas and Illinois account for approximately 60% of SBC's access lines in both 1999 and 1998. Vertical services revenues, which include custom calling services, such as Caller ID, Call Waiting, voice mail and other enhanced services, increased by approximately 14% and totaled more than $3.3 billion in 1999 and increased by approximately 20% and totaled more than $2.9 billion in 1998.

      Local service revenues also increased as a result of regulatory actions that decreased one or more other types of operating revenues. In 1999, the introduction of extended area service plans, the introduction of the California High Cost Fund (CHCF) and the September 1999 Texas Universal Service Fund (TUSF) rate rebalancing collectively increased local service revenues by approximately $185 and decreased long distance revenues by approximately $112 and intrastate network access revenues by approximately $87, with a net decrease on wireline operating revenues of approximately $14. In 1998, the introduction of extended area service plans and the CHCF increased local service revenues by approximately $73 and decreased long distance revenues by approximately $43 and intrastate network access revenues by approximately $24, with a net increase on wireline operating revenues of approximately $6. The state public utility commissions (PUCs) have stated that the CHCF and the TUSF are intended to directly subsidize the provision of service to high-cost areas and allow Pacific Bell Telephone Company (PacBell) and Southwestern Bell Telephone Company (SWBell) to set competitive rates for other services. The increases in local service revenues were partially offset by decreases due to rate reductions under various PUC price cap orders of approximately $194 in 1999 and $53 in 1998.

      Network access Interstate network access revenues increased $584, or 8.4%, in 1999 and $21, or 0.3%, in 1998. Included in the results is a decrease of approximately $66 due to a conforming item related to costs routinely deferred by Ameritech (see discussion under Segment Results above for further information on the effect of these conforming items). Excluding this conforming item, interstate network access revenues increased $650, or 9.3%, in 1999 and $21, or 0.3%, in 1998 due largely to increases in special access, demand for access services by interexchange carriers and growth in revenues from end-user charges attributable to an increasing access line base, which collectively resulted in an increase of approximately $795 in 1999 and $521 in 1998. In addition, customer number portability cost recovery, net of a Federal Communications Commission
      (FCC) retroactive rate decrease in the second quarter of 1999, contributed approximately $183 in 1999. Partially offsetting these increases were the effects of rate reductions of approximately $296 in 1999 and $336 in 1998 related to the FCC's productivity factor adjustment and access reform. Additional decreases in 1998 totaling approximately $114 resulted from an increase in universal service fund net payments implemented in the first quarter of 1998 that exceeded the 1997 net payments of long-term support. The net federal universal fund payments and receipts will be exogenous factors in future federal price cap filings.

      Intrastate network access revenues decreased $72, or 2.6%, in 1999 and $45, or 1.6%, in 1998. These decreases were due largely to state regulatory rate reductions, including reduction of cellular interconnection rates and the intrastate rate reduction by the Texas legislature as discussed under Regulatory Environment, of approximately $144 in 1999 and $105 in 1998 and the effects of the TUSF and CHCF described in local service above totaling approximately $87 in 1999 and $24 in 1998. These decreases were partially offset by increases in demand, including usage by alternative intraLATA, toll carriers of approximately $200 in 1999 and $179 in 1998.

      Long distance service revenues decreased $208, or 5.7%, in 1999 and increased $63, or 1.7%, in 1998. Long distance service revenues decreased in 1999 and 1998 by approximately $202 and $36 due to price competition from alternative intraLATA toll carriers and the effects of implementing dialing parity. Decreases also resulted from the effects of regulatory shifts of approximately $112 in 1999 and approximately $43 in 1998 discussed in local service above related to the TUSF, CHCF and introduction of extended area service plans and rate reductions in Kansas and California of approximately $24 in 1999. These decreases were partially offset by approximately $128 in 1999 and $133 in 1998 due to increased demand at Ameritech's long distance unit, certified to provide long distance service outside SBC's region, increased demand and toll messages for SNET All Distance and increased demand at PacBell in 1998.

      Other operating revenues decreased $34, or 0.7%, in 1999 and increased $349, or 7.8%, in 1998. Other operating revenues increased due to sales from nonregulated products and services, including customer premise equipment and network integration sales totaling approximately $91 in 1999 and $263 in 1998 and revenues from other wireline business initiatives, primarily Internet services totaling approximately $59 in 1999 and $83 in 1998. These increases were offset in 1999 and partially offset in 1998 by a decline in the public telephone business totaling approximately $133 in 1999 and $36 in 1998. In addition, 1999 results include a decrease for the shift of certain directory revenues to the information and entertainment segment in the first quarter of 1999 totaling approximately $30.

Wireless

Wireless normalized operating revenues increased $1,135, or 20.2%, in 1999 and $606, or 12.1%, in 1998. Components of wireless operating revenues for 1999, 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------
                                                                              Percent Change
                                                                           ----------------------
                                                                           1999 vs.   1998 vs.
                                       1999          1998          1997       1998       1997
-------------------------------------------------------------------------------------------------
Subscriber                       $    5,307    $    4,538    $    4,121       16.9%      10.1%
Other                                 1,457         1,091           902       33.5       21.0
---------------------------------------------------------------------------
Total Wireless Revenues          $    6,764    $    5,629    $    5,023       20.2%      12.1%
=================================================================================================

      Subscriber revenues consist of local service, incollect roaming (revenues from SBC wireless customers roaming outside their home area) and wireless long distance. Wireless subscriber revenues increased $769, or 16.9%, in 1999 and $417, or 10.1%, in 1998 due primarily to growth in the number of customers of 28.4% in 1999 and 15.0% in 1998. The growth in customers includes approximately 1,237,000 customers of Comcast and Cellular Communications acquired in 1999. California Personal Communications Services (PCS) operations also contributed to the customer growth. These increases were partially offset by declines in average revenue per customer. SBC had domestic wireless customers totaling 11,151,000 and 8,686,000 at December 31, 1999 and 1998.

      Other wireless revenues relate primarily to outcollect roaming (revenues from non-SBC wireless customers roaming on SBC's wireless network) and equipment sales and increased $366, or 33.5%, in 1999 and $189, or 21.0%, in 1998. The increases were primarily attributable to growth in outcollect roaming revenues, as well as equipment sales in the California PCS operations.

Information and Entertainment

Information and entertainment normalized operating revenues increased $432, or 9.9%, in 1999 and $526, or 13.8%, in 1998. Information and entertainment operating revenues for 1999, 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------
                                                                              Percent Change
                                                                           ----------------------
                                                                            1999 vs.  1998 vs.
                                       1999          1998          1997       1998       1997
-------------------------------------------------------------------------------------------------
Total Information and
  Entertainment Revenues         $    4,777    $    4,345    $    3,819        9.9%      13.8%
=================================================================================================

Information and entertainment operating revenues increased in 1999 and 1998 primarily from increased demand for directory advertising services. The 1999 increase also includes approximately $107 related to the change in directory accounting at Ameritech and approximately $57 for changes in the directory publishing schedule. In addition, 1999 directory revenues increased due to the shift of certain directory revenues from the wireline segment totaling approximately $30. Cable revenues increased approximately $51 in 1999 due primarily to customer growth. Growth in the number of customers, including through acquisitions, increased security revenues approximately $179 in 1998. In addition, 1998 directory revenues increased approximately $150 due to revision of a partnership agreement covering the publication of directories.

Operating Expenses SBC's normalized operating expenses, which include operations and support and depreciation and amortization expenses, increased $2,601, or 7.7%, in 1999 and $1,551, or 4.8%, in 1998. Components of operating expenses by segment for 1999, 1998 and 1997 are as follows:

----------------------------------------------------------------------------------------------------
                                                                                   Percent Change
                                                                                  ------------------
                                                                                  1999 vs. 1998 vs.
                                             1999           1998          1997      1998     1997
----------------------------------------------------------------------------------------------------
Wireline                               $   28,451     $   26,831    $   25,954       6.0%     3.4%
Wireless                                    5,484          4,698         4,376      16.7      7.4
Information and entertainment               3,093          2,721         2,435      13.7     11.7
International                                 155            227           165     (31.7)    37.6
Corporate, adjustments & eliminations        (746)          (641)         (645)        -        -
----------------------------------------------------------------------------------
Total Normalized Operating Expenses    $   36,437     $   33,836    $   32,285       7.7%     4.8%
====================================================================================================

Operations and support SBC's normalized operations and support expenses increased $1,979, or 7.5%, in 1999 and $1,112, or 4.4%, in 1998. Components of
operations and support expenses by segment for 1999, 1998 and 1997 are as follows:

----------------------------------------------------------------------------------------------------
                                                                                   Percent Change
                                                                                  ------------------
                                                                                  1999 vs. 1998 vs.
                                             1999           1998          1997      1998     1997
----------------------------------------------------------------------------------------------------
Wireline                               $   21,625     $   20,391    $   19,796       6.1%     3.0%
Wireless                                    4,557          3,991         3,769      14.2      5.9
Information and entertainment               2,899          2,520         2,286      15.0     10.2
International                                 138            209           147     (34.0)    42.2
Corporate, adjustments & eliminations        (920)          (791)         (790)        -        -
----------------------------------------------------------------------------------
Total Normalized Operations and
  Support                              $   28,299     $   26,320    $   25,208       7.5%     4.4%
====================================================================================================

      Wireline operations and support expenses increased $1,234, or 6.1%, in 1999 and $595, or 3.0%, in 1998. The 1999 results include $91 related to the treatment of conforming accounting methodologies between SBC and Ameritech. The conforming items include non-cash adjustments made to conform accounting for pension and postretirement benefits between the companies and to immediately expense certain items routinely deferred and amortized by Ameritech, including sales commissions (see discussion under Segment Results above for further information of the effect of these conforming items). The increase includes costs of approximately $460 in 1999 and $21 in 1998 associated with business initiatives and other products, primarily Digital Subscriber Lines (DSL), Internet and voice mail. Additionally, operations and support expenses increased approximately $341 in 1999 and $214 in 1998 as a result of increased wages and salaries, materials and operating taxes, and by approximately $575 in 1999 primarily as a result of the acquisition of two network integration companies in 1998 and 1999. Operations and support expenses also increased by approximately $83 in 1999 related to costs associated with software right-to-use fees including digital network deployment initiatives and by approximately $288 in 1999 and $297 in 1998 as a result of costs associated with reciprocal compensation for the termination of Internet traffic.

      Operations and support expense increases were partially offset by approximately $278 in 1999 and $317 in 1998 due to lower contract labor costs, employee benefits and costs associated with customer number portability. These reductions primarily resulted from the realization of merger initiative benefits. The 1998 decrease was partially offset by costs of approximately $262 related to progress in the PAC and SNET merger implementation process including centralizing support functions and other merger initiatives. Also partially offsetting the increases in operations and support was the change in accounting for software costs (see Note 16 of Notes to Consolidated Financial Statements) which required approximately $345 of software costs to be capitalized rather than expensed in 1999. The 1997 results include the recognition of 1997 pension settlement gains relating to 1997 retirees since the merger with PAC totaling approximately $136.

      Wireless operations and support expenses increased $566, or 14.2%, in 1999 and $222, or 5.9%, in 1998 due primarily to growth in the number of customers, including the acquisitions of Comcast and Cellular Communications discussed in subscriber revenues above. The 1999 results also were impacted by increased incollect roaming expenses and software costs capitalized rather than expensed in 1999.

      Information and entertainment operations and support expenses increased $379, or 15.0%, in 1999 and $234, or 10.2%, in 1998. The 1999 results include $116 of conforming charges related to sales commissions and leased customer equipment that SecurityLink from Ameritech, Inc. (SecurityLink) previously deferred and amortized (see discussion of conforming items under Segment Results above). The change in directory accounting at Ameritech discussed in information and entertainment operating revenues above caused expenses to increase by approximately $103. Electronic security and cable television expenses increased in 1999 and 1998 due primarily to growth-related employee increases, while directory employee-related expenses declined partially offsetting the costs of increased demand and changes in the schedule of published directories.

Depreciation and amortization SBC's normalized depreciation and amortization expense increased $622, or 8.3%, in 1999 and $439, or 6.2%, for 1998. Components of normalized depreciation and amortization expense by segment for 1999, 1998 and 1997 are as follows:

----------------------------------------------------------------------------------------------------
                                                                                   Percent Change
                                                                                  ------------------
                                                                                  1999 vs. 1998 vs.
                                             1999           1998          1997      1998     1997
----------------------------------------------------------------------------------------------------
Wireline                               $    6,826     $    6,440    $    6,158       6.0%     4.6%
Wireless                                      927            707           607      31.1     16.5
Information and entertainment                 194            201           149      (3.5)    34.9
International                                  17             18            18      (5.6)       -
Corporate, adjustments & eliminations         174            150           145         -        -
----------------------------------------------------------------------------------
Total Depreciation and Amortization    $    8,138     $    7,516    $    7,077       8.3%     6.2%
====================================================================================================

Depreciation and amortization expense is primarily in the wireline and wireless segments. In 1999, overall higher plant levels increased depreciation expense by $326 in the wireline segment and $67 in the wireless segment. Depreciation and amortization expenses also increased by $142 due to the third quarter acquisitions of Comcast and Cellular Communications. A new software accounting standard (see Note 16 of Notes to Consolidated Financial Statements) also contributed $52 to the increase in 1999. Overall higher plant levels in 1998 increased depreciation expense by $329 in the wireline segment and $88 in the wireless segment. Amortization expense at SecurityLink increased $38 in 1998 due to acquisitions. The increase in 1998 was partially offset by reduced depreciation of $42 on certain wireline analog switching equipment written off in 1997.

A full year of operations from the wireless acquisitions, along with additional capital expenditures as a part of the rapid deployment of advanced data services, is expected to increase depreciation and amortization expense by approximately $250 in 2000.

Interest expense on a consolidated basis for 1999 decreased by $175, or 10.9%, in 1999 and increased by $55, or 3.5%, in 1998. The 1999 decrease was due primarily to reductions in interest expense resulting from lower average debt levels due to debt retirements in 1998 and early 1999. The 1998 increase was due primarily to higher average debt levels early in 1998 and lower capitalized interest in the wireless segment in 1998 than in 1997.

Equity in net income of affiliates increased $299 in 1999 and $176 in 1998. The 1999 increase includes $131 of gains related to the sale of property by SBC's Israeli equity affiliate and reflects increased equity in net income of $108 from investments in Telmex and Tele Danmark. The new investment in Bell Canada along with increased earnings at MATAV contributed $71 to the increase. These increases were partially offset by $83 of reduced earnings from the sale of SBC's investment in TCNZ and lower earnings from Telkom SA Limited (Telkom) and Belgacom. Investments in domestic wireless partnerships contributed $17 to the increase.

The 1998 increase includes $132 from inclusion of the first year of earnings from Tele Danmark and earnings growth at Belgacom, offset by reduced earnings from TCNZ, which was sold in April 1998. Also contributing to the increase was $92 from Telmex, Telkom, domestic wireless partnerships and MATAV. These increases were partially offset by increased losses of $53 from wireless start up costs in Switzerland and long distance start up costs in Switzerland, France and Israel.

SBC's earnings from foreign affiliates will continue to be sensitive to exchange rate changes in the value of the respective local currencies. SBC's foreign investments are recorded under United States' generally accepted accounting principles, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries, such as inflation adjustments. Equity earnings in 2000 will reflect a full year of operations from SBC's investment in Bell Canada (see Note 15 of Notes to Consolidated Financial Statements for discussion of the Bell Canada investment).

Other income (expense) - net in 1999, 1998 and 1997 includes amounts that SBC management normalized for evaluating results. Normalizing adjustments for the incremental impacts of overlapping wireless properties sold in October 1999 were $24 in 1999, $31 in 1998 and $21 in 1997. Amounts for 1998 include gains of $2,071 related to various sales of investments and assets, primarily the sale of TCNZ and the required disposition of MTN. Amounts for 1997 also reflect gains of $96 from the sale of SBC's interests in Bellcore and $26 in charges related to strategic initiatives, primarily writeoffs of nonoperating plant. Excluding these items, other income (expense) - net was expense of $205 in 1999, $156 in 1998 and $0 in 1997.

Results for 1999 include a gain from the sale of a portion of Amdocs Limited (Amdocs), an SBC equity investee, of approximately $92 and gains of approximately $63 representing dividends and market adjustments on Amdocs shares used for contributions to the SBC Foundation and deferred compensation. Results for 1999 also include a gain of approximately $59 recognized from the sale of SBC's investment in Chile and a gain of approximately $81 recognized from the sales of certain discontinued plant and other investments. These gains were offset by increased expenses related to higher appreciation in the market value of Telmex L shares underlying certain SBC debt redeemable in either cash or Telmex L shares than in the comparable periods of 1998, net of gains recognized from the sale of certain Telmex L shares, of approximately $296 and approximately $76 in dividends paid on preferred securities issued by Ameritech subsidiaries, losses on forward exchange contracts and other nonoperating items. In addition, higher wireless minority interest and lower interest income resulted in approximately $160 net expense.

During 1998, SBC recognized expenses of approximately $237 related to an impairment of an international investment and investments in certain wireless technologies, primarily wireless video, and approximately $154 related to the combination of dividends paid on preferred securities owned by Ameritech subsidiaries, losses on forward exchange contracts and debt redemption costs. Partially offsetting these expenses was other income related to a special dividend of approximately $158 received from Amdocs and gains of approximately $127 recognized on the sale and the charitable contribution of SBC's available-for-sale investment in Telewest Communications plc.

Results for 1997 include gains of approximately $95 recognized from the sale of all or portions of certain international investments and royalty payments associated with software developed by Amdocs and other investment gains totaling approximately $82. Partially offsetting these gains was the net activity related to market movement on Telmex L shares of approximately $47 and the combination of dividends paid on preferred securities owned by Ameritech subsidiaries and losses on forward exchange contracts totaling approximately $34. In addition, higher minority interest and lower interest income resulted in approximately $96 net expense.

Income taxes for 1999, 1998 and 1997 reflect the tax effect of certain one-time charges related to strategic initiatives resulting from SBC's comprehensive review of operations after completion of the Ameritech, SNET and PAC mergers, gains related to the sale of various assets and businesses and other items, and pension settlement gains (see further discussion of these items under Segment Results). The net effective tax rate on these items differed as a result of nondeductible items included in the charges and valuation adjustments to certain deferred tax assets. Excluding these items, income taxes for 1999, 1998 and 1997 would have been $4,242, $3,749 and $3,331. Income taxes for 1999, 1998 and 1997 were higher due primarily to higher income before income taxes.

Extraordinary items In 1999, SBC recorded an extraordinary gain of $1,379, net of taxes of $960, related to the sale of overlapping wireless properties in October (see Note 15 of Notes to Consolidated Financial Statements). In 1998, SBC recorded an extraordinary loss of $60 related to the repurchase of $684 of long-term debt.

Cumulative effect of accounting change As discussed in Note 1 of Notes to Consolidated Financial Statements, Ameritech's directory publishing subsidiary, effective January 1, 1999, and SNET effective January 1, 1998, changed their methods of recognizing directory publishing revenues and related expenses (see
Note 1 of Notes to Consolidated Financial Statements). The cumulative after-tax effect of applying the new method to prior years was recognized as of January 1, 1999 and 1998 as a one-time, non-cash gain applicable to continuing operations of $207, or $0.06 per share and $15, or $0.01 per share, net of deferred taxes of $125 and $11.

Operating Environment and Trends of the Business

Regulatory Environment

Overview

The telecommunications industry is in a period of dynamic transition from a tightly regulated industry overseen by multiple regulatory bodies to a market-driven industry monitored by state and federal agencies. SBC's wireline telecommunications subsidiaries remain subject to regulation by state regulatory commissions for intrastate services and by the FCC for interstate services.

Consolidation of companies is occurring within the marketplace for local telephone service and across other communications services, such as long distance, wireless, electronic security, cable television, Internet and other data transmission. Companies operating in some of these markets also are expanding into others, such as the provision of local service by long distance companies, and companies in previously unrelated industries, such as entertainment, are expanding into communications and communications companies are expanding into these unrelated industries. Additionally, new technologies also are affecting the way people view and use communications services.

The telecommunications industry also is changing internationally, as government-owned telephone monopolies are being privatized in many countries and competitive entrants are authorized. United States-controlled companies have acquired or formed investments, joint ventures or strategic relationships with these newly privatized companies or their new competitors involving any or all of the range of telecommunications services. Foreign-controlled companies have also acquired or formed such relationships with United States companies.

SBC is aggressively representing its interests before federal and state regulatory bodies, courts, Congress and state legislatures. SBC will continue to evaluate the competitive nature of its business and develop appropriate competitive, legislative and regulatory strategies.

Trends

National-Local

In 1999, SBC began to implement a "National-Local" strategy in conjunction with its acquisition of Ameritech. Under the "National-Local" strategy SBC will seek to become a competitive local exchange carrier (CLEC) and offer local exchange services in 30 new markets across the country in combination with other major national and international operations. SBC expects to introduce service in nine new markets in 2000, and is required by the FCC to enter the remaining 21 markets by midyear 2002 (see Ameritech Merger discussion below). This "National-Local" strategy is part of SBC's overall strategy to expand from a regional company to a company that provides communications services and products nationally and globally.

Broadband Initiative

In October 1999, as the first post-Ameritech merger initiative, SBC announced plans to offer broadband services to approximately 80% of SBC's United States wireline customers over the next three years (Project Pronto). SBC will invest an estimated $6 billion in fiber, electronics and other technology for this broadband initiative. The build-out will include moving many customers from the existing copper network to a new fiber network. Over the deployment period, marketing costs will be incurred depending on the rate of customer sign-ups and installations. An ongoing assessment of the carrying value and economic useful life of the existing network facilities will continue (see Note 5 of Notes to Consolidated Financial Statements).

Wireline

Federal Regulation

Through affiliates, SBC offers landline interLATA long distance services to customers in selected areas outside its wireline subsidiaries' operating areas. Further, through a subsidiary, SBC offers interLATA long distance services to customers in Connecticut. Under the Telecommunications Act of 1996 (Telecom
Act), before being permitted to offer landline interLATA long distance service in any state within the 12-state region encompassed by the regulated operating areas of SWBell, PacBell, Ameritech and Nevada Bell (these areas with the addition of SNET are referred to as SBC's 13-state area), SBC must apply for and obtain state-specific approval from the FCC. The FCC's approval, which involves consultation with the United States Department of Justice and the appropriate state commission, requires favorable determinations that SBC's wireline subsidiaries have entered into interconnection agreement(s) that satisfy a 14-point "competitive checklist" with predominantly facilities-based carrier(s) that serve residential and business customers or, alternatively, the subsidiaries have a statement of terms and conditions effective in that state under which they offer the "competitive checklist" items. The FCC also must make favorable public interest and structural separation determinations in connection with each application. See "State Regulation" for status of the state applications.

Ameritech Merger On October 8, 1999, SBC and Ameritech completed the merger of an SBC subsidiary with Ameritech (see Note 2 of Notes to Consolidated Financial Statements for a discussion of the merger with Ameritech).

The FCC issued an order approving the transaction, subject to certain conditions, including fostering out-of-region competition, promoting advanced services, opening local markets to competition and improving residential services. These FCC conditions require specific performance and reporting provisions and contain enforcement provisions that could potentially trigger more than $2 billion in payments, as described below, if certain goals are not met. The following is a brief summary of the major conditions:

    Out-of-Region Competition - Within 30 months from the merger closing, SBC must enter 30 new markets as a facilities-based competitive provider of local services to business and residential customers. Failure to achieve entrance into 30 markets within the 30-month time frame could result in a fine of $40 for each market missed.

    Promoting Advanced Services - SBC established separate subsidiaries to provide advanced services, such as DSL. These subsidiaries are required to use the same processes for the ordering and provisioning of SBC wireline services as competitors, pay an equivalent price for facilities and services and locate at least 10% of their advanced service facilities in low-income areas. In addition, SBC will provide data CLECs the economic equivalent of line sharing by providing them a second line at a 50% discount for the purposes of providing advanced services.

    Opening Local Markets to Competition - SBC will file performance measurement data reflecting 20 different categories for each state in its 13-state area with the FCC and relevant state commissions on a monthly basis. These performance measurements address functions that may have a particularly direct effect on SBC's local competitors and their customers such as SBC's response to competitors' requests for information and interconnection. If these performance goals are not met, payments of up to $1.1 billion over three years could be triggered.

    SBC will develop and deploy, with CLEC input, uniform electronic operational support systems (OSS) throughout its 13-state area that support the pre-ordering, ordering, provisioning, maintenance, repair and billing of resold local services and unbundled network elements. The OSS will include uniform application-to-application interfaces and graphical user interfaces. Payments of up to $20 could be triggered if deployment targets are not met. SBC will restructure OSS charges to eliminate any flat rate upfront charge for the right to use SBC's standard interfaces for accessing OSS. In addition, SBC will provide free training and OSS expert teams for CLECs with annual revenues under $300.

    Improving Residential Service - SBC will not charge residential customers minimum monthly long distance fees for at least three years after entering the long distance business in that market. In addition, SBC will offer a low-income Lifeline universal service plan to low-income residential customers in each state in its 13-state area.

The effects of these conditions on results of operations is still being evaluated. However, SBC expects to incur approximately $500 in additional expenses, exclusive of potential penalty payments, in 2000 to comply with these conditions.

Unbundled Network Elements In August 1996, the FCC issued rules by which competitors could connect with local exchange companies' (LECs) networks, including those of SBC's subsidiaries. Among other items, the rules addressed unbundling of network elements, pricing for interconnection and unbundled elements and resale of retail telecommunications services. The FCC rules were appealed by numerous parties, including SBC. In January 1999, the United States Supreme Court (Supreme Court) ruled that the Telecom Act gives the FCC the authority to set guidelines for states to follow in setting prices under the Telecom Act, reinstated the FCC rules allowing those seeking to interconnect to "pick and choose" specific provisions from previous interconnection agreements and upheld FCC rules forbidding incumbent LECs from separating already combined network elements. The Supreme Court also ordered the FCC to review its unbundling rules that required major local telephone carriers, such as SBC's subsidiaries, to lease to competitors, at a discount, parts of their phone networks, including the telephone lines that run to customers' homes, switching equipment that routes calls and directory and operator assistance.

In November 1999, the FCC adopted an order providing that the major local telephone carriers must continue leasing certain parts of their phone network to competitors at a discount. This order provides revised rules that expand the definitions of certain unbundled network elements. The FCC did rule that directory and operator assistance no longer has to be leased at a discount. The order also limits discounted access to switches serving customers with four or more lines under certain conditions. In addition, the FCC declined to expand its regulation to include mandatory leasing of high speed Internet and data equipment. Although the effect of this order on SBC's results of operations and financial position cannot be determined at this time, it is expected to be unfavorable.

Reciprocal Compensation is billed to SBC's wireline subsidiaries by CLECs for the termination of certain local exchange traffic to CLEC customers. SBC believes that under the Telecom Act the state commissions have authority to order reciprocal compensation only for intrastate local traffic, while the FCC has authority over interstate and interexchange traffic. SBC believes most Internet traffic is interexchange and interstate. Several state commissions have taken the position that a connection to the Internet is intrastate or local traffic and ordered SBC to pay reciprocal compensation to certain CLECs pursuant to existing contracts. In February 1999, the FCC declared that Internet traffic is not intrastate or local traffic, but instead is primarily interstate, subject to interstate jurisdiction. However, the FCC found that existing federal law does not address to what extent, if any, compensation should be paid to CLECs that deliver Internet traffic to Internet service providers and initiated a proceeding to establish such rules. Pending the completion of that proceeding, the FCC held that state commissions, interpreting existing contracts and consistent with federal law, might nevertheless order payment of reciprocal compensation for Internet traffic in certain circumstances. The FCC's February 1999 decision was appealed by MCI WorldCom, Inc. (MCI), US West, Inc. (US West) and GTE Corporation (GTE). In its appeal, MCI disputed that a connection to the Internet is part of interstate communication. US West and GTE appealed the FCC's conclusion that states may require reciprocal compensation for such traffic pending completion of FCC rulemaking. These appeals are pending in the United States Court of Appeals for the District of Columbia Circuit.

In June 1999, the United States Court of Appeals for the Seventh Circuit (7th Circuit) issued an opinion affirming an order of the Illinois Commerce Commission (ICC) directing Ameritech to pay reciprocal compensation on Internet traffic under existing interconnection agreements. The 7th Circuit only reviewed whether the ICC's determination that the parties intended that calls to Internet Service Providers would be subject to reciprocal compensation violated federal law. The 7th Circuit declined to review any contract issues and concluded that the ICC's determination did not violate federal law as it was expressly permitted under the February 1999 FCC ruling regarding reciprocal compensation. SBC has sought a rehearing of the 7th Circuit Court decision.

Other appeals of reciprocal compensation decisions currently are pending before the United States Circuit Courts of Appeals for the Fifth and Tenth Circuits, the United States Circuit Court of Appeals for the Sixth Circuit (6th Circuit) and United States District Courts in Indiana, Ohio and California. In August 1999, the Michigan District Court affirmed an order of the Michigan Public Service Commission (MPSC) directing Ameritech to pay reciprocal compensation under existing interconnection agreements. Relying upon the FCC's declaratory ruling, the Michigan District Court concluded that the FCC had left the issue of reciprocal compensation to be determined by state commissions and therefore deferred to the MPSC's decision. SBC has appealed that decision to the 6th Circuit. In July 1999, the United States District Court in Wisconsin dismissed SBC's appeal without deciding the merits of the case. SBC appealed that dismissal to the 7th Circuit.

SBC records expense for amounts sought by certain CLECs for the termination of Internet traffic to Internet service providers.

Digital Subscriber Line is a high-speed data service principally used for Internet access. In June 1998, SBC filed a petition with the FCC requesting relief for DSL from pricing, unbundling and resale regulatory restrictions. The FCC denied the petition and declared that incumbents, such as the SBC's wireline subsidiaries, must offer such services for resale at a discount and must offer unbundled access to the equipment used in DSL provisioning to the extent possible. SBC filed a petition with the FCC for reconsideration of this order.

In November 1999, the FCC issued an order requiring the regional holding companies (RHCs), such as SBC, to share phone lines with data CLECs. Using a technology called line sharing, the RHCs split the frequency of a telephone line so the Internet service is carried on a portion of it. This ruling is not expected to have a material effect on SBC's financial position or results of operations.

Federal Access Rates In May 1999, the United States Court of Appeals for the District of Columbia Circuit (Court of Appeals) ruled that the FCC failed to adequately explain certain changes to part of the price cap formula used to calculate the access rates local carriers, such as SBC's subsidiaries, charge long distance carriers. In a subsequent order, the Court of Appeals stayed this decision until April 1, 2000. In November 1999, the FCC issued a further notice of proposed rulemaking (FNPR) and SBC and numerous other local exchange and interexchange carriers have proposed a solution to the issues in this docket that would temporarily maintain the current price cap formula and reduce it markedly after traffic sensitive rates are reduced. The effect of any future final decision on SBC's results of operations and financial position cannot be determined at this time.

Pricing Flexibility In August 1999, the FCC adopted an order and an FNPR on interstate access charge reform issues. Under the order, Phase I flexibility will permit a LEC, such as one of SBC's subsidiaries, to offer volume and term discounts under contract for certain access services after the LEC has demonstrated that competitors have made substantial investments in facilities in the LEC's market areas. Phase II flexibility will permit a LEC to have special access and dedicated transport services removed from price caps entirely after the LEC demonstrates that a greater level of competitive investment exists. Although the effect of this order and FNPR on SBC's results of operations and financial position cannot be determined at this time, it is expected to be favorable.

Acquisitions of Security Services Assets In 1998, the FCC issued a Memorandum Opinion and Order to Show Cause relating to four asset acquisitions by SecurityLink in 1996 and 1997. The FCC found that Ameritech had gained "financial control" over the entities from which SecurityLink acquired the security services assets, in violation of the 1996 Act, and required that, within 30 days after issuance of the Order, Ameritech show cause why the FCC should not require SecurityLink to divest the assets acquired in this transaction. Previously, the FCC had ruled that the 1996 transaction was permissible under the Telecom Act, and the District of Columbia Circuit Court (D.C. Circuit Court) had vacated and remanded this decision to the FCC. Ameritech filed a response with the FCC, contending that divestiture would not be an appropriate remedy. The FCC's decision on these Orders to Show Cause is pending.

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

State Regulation

The following provides an overview of state regulation in the 13 states in which SBC's wireline subsidiaries operated at December 31, 1999:

-----------------------------------------------------------------------------------------------
                                                         Number of
                                                          Signed
                  Alternative                            Wireline       Long Distance Application
    State        Regulation 1      Dialing Parity 2   Interconnection            Status
                                                       Agreements 3
-----------------------------------------------------------------------------------------------
Arkansas              Yes                Yes                 66        Decision expected in 2000 4
-------------------------------- ------------------- ---------------- ----------------------------
California       Yes, through            Yes                140        Decision expected in 2000 4
                    12/2001
-------------------------------- ------------------- ---------------- ----------------------------
Connecticut      Yes, through            Yes                 18        Long distance service
                    3/2001                                             provided 5
-------------------------------- ------------------- ---------------- ----------------------------
Illinois              Yes                Yes                 48        Filing planned in 2000 6
-------------------------------- ------------------- ---------------- ----------------------------
Indiana          Yes, interim            Yes                 45        Filing planned in 2000 6
-------------------------------- ------------------- ---------------- ----------------------------
Kansas                Yes                Yes                 60        Decision expected in 2000 4
-------------------------------- ------------------- ---------------- ----------------------------
Michigan              Yes                Yes                 27        Filing planned in 2000 6
-------------------------------- ------------------- ---------------- ----------------------------
Missouri              Yes                Yes                 74        Decision expected in 2000 4
-------------------------------- ------------------- ---------------- ----------------------------
Nevada                Yes                Yes                 31        Filing planned in 2000 6
-------------------------------- ------------------- ---------------- ----------------------------
Ohio                  Yes                Yes                 51        Filing planned in 2000 6
-------------------------------- ------------------- ---------------- ----------------------------
Oklahoma            Pending              Yes                 74        Decision expected in 2000 4
-------------------------------- ------------------- ---------------- ----------------------------
Texas                 Yes                Yes                204        State approval received in
                                                                       1999; FCC decision
                                                                       expected in 2000
-------------------------------- ------------------- ---------------- ----------------------------
Wisconsin             Yes                Yes                 35        Filing planned in 2000 6
-------------------------------- ------------------- ---------------- ----------------------------

Notes:
1   Alternative regulation is other than rate of return regulation.
2 In a January 1999 decision, the Supreme Court ruled that the FCC had the authority to issue rules implementing intrastate and intraLATA dialing parity. Dialing parity allows customers to subscribe to an intraLATA toll carrier just as they do for long distance services.
3 Interconnection agreements are signed with CLECs for the purpose of allowing the CLECs to exchange local calls with the incumbent telephone company and, at the CLEC's option, to resell services and obtain unbundled network elements.
4 Awaiting determination by state commissions on SBC's compliance with the 14-point competitive checklist. FCC approval is required subsequent to state determination.
5 Restricted from providing interLATA long distance service originating in any of the other 12 states in its 13-state area.
6   Will require approval by the state commission and the FCC.

The following presents highlights of certain regulatory developments:

Texas Long Distance Application In December 1999, the Texas Public Utility Commission (TPUC) unanimously approved SWBell's interLATA long distance application and formally declared that the local phone market in Texas is open to competition, noting that SWBell has met the 14-point checklist requirements of the Telecom Act. SWBell's long distance application was filed with the FCC in January 2000 and the FCC has 90 days from that time to rule on the application.

Texas Legislation In May 1999, the Texas legislature adopted Senate Bill 560, as amended. The bill, which became law on September 1, 1999, extends incentive regulation indefinitely, provides more pricing flexibility on certain products offered by SWBell, such as Caller ID, operator service and directory assistance, and allows SWBell to package some services in ways attractive to customers. The bill also required SWBell to reduce the intrastate switched access rate it charges to long distance carriers by 1 cent on September 1, 1999 and by 2 additional cents on the earlier of either SWBell's entry into the long distance market or July 1, 2000. The 2-cent reduction in intrastate access rates, assuming a July 1, 2000 effective date, is expected to result in a reduction of intrastate network access revenues of approximately $72 for 2000.

California Property Tax Investigation In 1992, PacBell entered into a settlement with tax authorities and others, which fixed a specific methodology for valuing utility property for tax purposes for a period of eight years. As a result, the California Public Utilities Commission (CPUC) opened an investigation to determine if any property tax savings that may result from the settlement agreement should be returned by PacBell to its customers. In January 2000, the CPUC ruled the property tax changes resulting from the settlement are not subject to refund. This ruling is not expected to have a material effect on SBC's financial position or results of operations.

California Ruling In December 1999, a CPUC administrative judge ruled that PacBell must pay $44 in penalties and contact customers for potential refunds for alleged overly aggressive and deceptive marketing practices related to packages of enhanced services such as Caller ID and call forwarding. SBC believes the findings in this decision are unwarranted and appealed the ruling to the CPUC in January 2000.

Competition

Wireline

Competition continues to increase for telecommunications and information services. Recent changes in legislation and regulation have increased the opportunities for alternative communications service providers. Technological advances have expanded the types and uses of services and products available. As a result, SBC faces increasing competition as well as new opportunities in significant portions of its business.

Recent state legislative and regulatory developments allow increased competition for local exchange services. Companies wishing to provide competitive local service have filed numerous applications with each of the state commissions throughout SBC's 13-state area and the commission of each state has been approving these applications since late 1995. Under the Telecom Act, companies seeking to interconnect to SBC's wireline subsidiaries' networks and exchange local calls must enter into interconnection agreements with SBC. These agreements are then subject to approval by the appropriate state commission. SBC has reached approximately 873 wireline interconnection agreements with competitive local service providers, and most have been approved by the relevant state commission. AT&T Corp. (AT&T), MCI and other competitors are reselling SBC local exchange services, and as of December 31, 1999, there were approximately
1.6 million SBC access lines supporting services of resale competitors throughout SBC's 13-state area, primarily in Texas, California and Illinois. Many competitors have placed facilities in service and have begun advertising campaigns and offering services. SBC also was granted facilities-based and resale operating authority in certain territories served by other LECs and expects to begin offering local exchange service to these areas in late 2000.

In California, the CPUC authorized facilities-based local services competition effective January 1996 and resale competition effective March 1996. While the CPUC has established local competition rules and interim prices, several issues still remain to be resolved, including final rates for resale. PacBell has incurred substantial costs implementing local competition and number portability. In November 1998, the CPUC issued a decision authorizing PacBell to recover local competition implementation costs and a proceeding is pending to determine the amount of those costs that are recoverable. In June 1999, the CPUC issued a ruling recategorizing certain PacBell services, including the maintenance of inside wiring, calling card, collect and person to person calls and the provisioning of directory assistance to interexchange carriers, as competitive products thereby allowing greater pricing flexibility. In its ruling, the CPUC approved an increase in the maximum price for both inside wire repair services and interexchange directory assistance.

In Texas, the TPUC set rates in December 1997 that SWBell may charge for access and interconnection to its telephone network. The TPUC decision set pricing for dozens of network components and completed a consolidated arbitration between SWBell and six of its wholesale customers, including AT&T and MCI.

In Illinois, the ICC approved Advantage Illinois in 1994, providing a framework for regulating Ameritech by capping prices for noncompetitive services. In this order, the ICC approved a price cap on the monthly line charge for residential customers and residential calling rates within local calling areas for an initial five year period that ended in October 1999. Per the order, an application for review was submitted in March 1998. This review is pending. The price cap on residential rates will remain in effect until the review is completed or the price cap is overridden by legislation.

In Missouri, the Missouri Public Service Commission (MSC) issued orders on a consolidated arbitration hearing with AT&T and MCI and in a separate arbitration on selected items with Metropolitan Fiber Systems (which is now owned by MCI). Among other terms, the orders established discount rates for resale of SWBell services and prices for unbundled network elements. SWBell appealed the interconnection agreement resulting from the first AT&T/MCI arbitration proceeding in November 1997. A second arbitration process to address other interconnection issues with AT&T has concluded, and the MSC ordered that a conforming interconnection agreement be filed. SWBell appealed this second order in April 1998. In a consolidated decision issued in August 1999, affecting both appeals, a federal district court in Missouri affirmed most portions of the MSC's orders, finding, among other things, that the MSC's pricing decisions were not unlawful and remanding decisions on certain fiber and unbundling issues back to the MSC. In September 1999, SWBell appealed this decision to the United States Court of Appeals for the Eighth Circuit.

In Oklahoma, the Oklahoma Corporation Commission (OCC) approved a rule in October 1999 creating alternative regulation for companies who opt into the alternative regulation rule, including SWBell. Under the rule, which was approved as an emergency rule and signed by the governor of Oklahoma, SWBell, in order to opt into alternative regulation, was required to file an application with the OCC for approval of its transition plan. The plan was approved by the OCC in December 1999. When SWBell opts into the alternative regulation rule, SWBell will be regulated under price cap regulation instead of rate of return regulation. Under the emergency rule, SWBell plans to implement one element of the transition plan, network infrastructure deployment, including DSL and switch replacement. The cost of full deployment is currently estimated at $200 in total capital expenditures over the next three years. Other items under SWBell's transition plan will be implemented only if the Oklahoma legislature adopts the alternative regulation rule and the rule becomes law. These other items include promotional discounts on unbundled network elements provided to competitors, pricing flexibility and ratepayer benefits. The ratepayer benefits include SWBell's obligation to pay $30 into an education information technology fund as well as waiver of the Oklahoma universal access fund surcharge for five years. SWBell's current fund surcharge is approximately $2 annually and SWBell will pay the current assessment into the fund even though it has waived collection of this amount from customers. The OCC alternative regulation rule has been submitted to the Oklahoma legislature for approval in the session that begins in February 2000. If the rule is not approved into law, SWBell will not be obligated to complete the infrastructure deployment and, at that time, will determine if implementation will continue.

In Indiana, the Indiana Court of Appeals (Indiana Court) issued a decision in October 1999 reversing a portion of the 1997 Indiana Utility Regulatory Commission (IURC) Opportunity Indiana (OI) order, which had directed Ameritech to reduce rates for basic residential and business services and remanded the rate issue to the IURC. In addition, the Indiana Court affirmed the IURC's order requiring Ameritech to comply with the infrastructure investment commitments made in OI. Ameritech has sought rehearing of this portion of the Indiana Court's decision. Ameritech will continue to operate under the other provisions of the OI order and will continue charging basic local rates at current levels.

SBC's wireline subsidiaries expect increased competitive pressure in 2000 and beyond from multiple providers in various markets, including facilities-based CLECs, interexchange carriers and resellers. At this time, management is unable to assess the effect of competition on the industry as a whole, or financially on SBC, but expects both losses of market share in local service and gains resulting from new business initiatives, vertical services and new service areas. Competition also continues to intensify in SBC's intraLATA long distance markets. For example, it is estimated that providers other than PacBell now serve more than half of the business intraLATA long distance customers in PacBell's service areas. In addition, intraLATA toll dialing parity, implemented throughout SBC's 13-state area, will continue to increase competition in intraLATA long distance markets.

Wireless

SBC's wireless subsidiaries currently provide analog and digital wireless products and services to approximately 11.2 million customers across the nation, making SBC one of the three largest wireless providers in the United States. SBC offers service in 23 of the 35 largest United States' metropolitan areas.

Companies that were granted licenses in areas where SBC also provides wireless service include subsidiaries and affiliates of AT&T, Sprint Corporation and other RHCs. Significant competition from PCS providers exists in SBC's major markets. Competition has been based upon both price and service packaging, such as unlimited calling plans, and has contributed to SBC's decline in average subscriber revenue per wireless customer.

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

Information and Entertainment

SBC's directory subsidiaries face competition from over 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct mail providers, as well as from directories offered over the Internet.

SBC's cable subsidiary offers cable television service in more than 80 communities in the Midwest and faces competition from other cable television providers in those areas.

SBC's SecurityLink competes with other companies across North America as a provider of security systems.

International

Telmex was granted a concession in 1990, which expired in August 1996, as the sole provider of long distance services in Mexico. Several large competitors have received licenses to compete with Telmex and have begun operations. As of December 31, 1999, Telmex had approximately 84% of the long distance market in Mexico. Telmex's share of international long distance traffic is expected to decline significantly when the proportional return mechanism, which guarantees Telmex the same percentage of incoming traffic as outgoing traffic, expires. Mexican regulators postponed the elimination of the proportional return mechanism, which had been scheduled for year-end 1999. The mechanism may expire in 2000, but regulators have not yet provided a definitive time frame for the expiration. Aggressive local competition is expected in 2000, primarily in the business segment.

SBC has an investment in the Hungarian telecommunications company, MATAV. MATAV provides domestic and international long distance telephone service throughout Hungary and local telephone service in certain designated areas of Hungary. MATAV has a concession agreement that provides for exclusivity until December 2001. There are discussions taking place with the Hungarian government to shorten the exclusivity period; this would require MATAV's approval. Once the exclusivity period expires, MATAV will experience aggressive competition, especially in the domestic and international long distance markets.

Other Business Matters

New Accounting Standards In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which will require all derivatives to be recorded on the balance sheet at fair value, and will require changes in the fair value of the derivatives to be recorded in net income or comprehensive income. FAS 133 must be adopted for years beginning after June 15, 2000, with earlier adoption permitted. SBC currently is evaluating the impact of the change in accounting required by FAS 133, but is not able to quantify the effect at this time (see
Note 16 of Notes to Consolidated Financial Statements for a discussion of the new accounting standard on software costs).

Acquisitions During 1999, SBC and Telmex each acquired a 50% interest in Cellular Communications. The total transaction was valued at $827, including assumption of approximately $370 in debt.

In November 1999, SBC announced it has agreed to acquire Radiofone, Inc. (Radiofone) for approximately 8 million shares of SBC common stock. The transaction is expected to be completed in the second quarter of 2000, pending regulatory approvals. Radiofone serves more than 200,000 wireless customers in Louisiana and Michigan and approximately 300,000 paging customers in 11 states.

In January 2000, SBC and Telmex acquired a stake in Brazilian wireless provider ATL - Algar Telecom Leste S.A. (ATL), which serves customers in the Brazilian states of Rio de Janeiro and Espirito Santo. As part of the transaction, Williams Communications Group Inc. will reduce its stake to a 50% economic interest in ATL. SBC and Telmex will have the opportunity to subsequently increase their investment to a 50% stake in ATL, but cannot do so until 2004. Until then, Algar Telecom retains an investment in ATL, as well as voting and board control of ATL, in accordance with Brazilian regulations.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of the Comcast and Bell Canada acquisitions.

SBC's Year 2000 Project SBC performed a four-step methodology to address the Year 2000 issue consisting of inventory and assessment, hardware and software fixes, testing and deployment. All phases of the Year 2000 project were completed by December 31, 1999. SBC's network and operating systems successfully passed through the Year 2000 date change. Employees monitored the network and supporting systems and experienced no Year 2000-related problems. SBC spent approximately $475 on the entire project, with approximately $227 spent in 1999.

Liquidity and Capital Resources

SBC had $495 of cash and cash equivalents available at December 31, 1999. Commercial paper borrowings as of December 31, 1999 totaled $2,623 out of $6 billion authorized. SBC has entered into agreements with several banks for committed lines of credit totaling $2,880, all of which may be used to support commercial paper borrowings (see Note 8 of Notes to Consolidated Financial Statements). SBC had no borrowings outstanding under these lines of credit as of December 31, 1999.

Cash From Operating Activities During 1999, as in 1998 and 1997, SBC's primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows. Net cash provided by operating activities exceeded SBC's construction and capital expenditures during 1999, 1998 and 1997; this excess is referred to as free cash flow, a supplemental measure of liquidity. SBC generated free cash flow of $6,274, $4,099 and $2,723 in 1999, 1998 and 1997.

In addition, SBC will incur additional expenses totaling approximately $2 billion in 2000 related to the FCC merger conditions, the merger initiatives, including Project Pronto and obtaining approval to begin offering long distance.

Cash From Investing Activities To provide high-quality communications services to its customers, SBC, particularly its wireline and wireless operations, must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

SBC's capital expenditures totaled $10,304, $8,882 and $8,856 for 1999, 1998 and 1997. Capital expenditures in the wireline segment increased by 17.2% in 1999 compared with 1998 due primarily to DSL, digital and broadband network upgrades, capitalized software accounting rule changes and regulatory commitments. The wireline segment's capital expenditures were relatively unchanged in 1998. The wireless segment's capital expenditures were relatively unchanged in 1999 and decreased in 1998 due primarily to completion of the 1997 initial build-out of the PCS network and conversion of SBC's largest cellular markets to digital during 1997.

See Note 15 of Notes to Consolidated Financial Statements for a discussion of the acquisitions and dispositions.

In 2000, management expects total capital spending to be between $13 billion and $14 billion. Capital expenditures in 2000 will be used to continue the evolution of the wireline subsidiaries' networks, including amounts estimated for Project Pronto, SBC's broadband initiative, and continued build-out of SBC's wireless markets.

Cash From Financing Activities Dividends declared by the Board of Directors of SBC were $0.975 per share in 1999, $0.935 per share in 1998, and $0.895 per share in 1997. These per share amounts do not include dividends declared and paid by Ameritech, SNET and PAC prior to their respective mergers. The total dividends paid by SBC, Ameritech, SNET or PAC were $3,312 in 1999, $3,177 in 1998 and $3,015 in 1997. SBC's dividend policy considers both the expectations and requirements of shareowners, internal requirements and long-term growth opportunities.

In December 1999, SBC called approximately $31 of debt that was scheduled to mature in December 2004. During 1999, subsequent to the completion of the acquisitions of Comcast and Cellular Communications, SBC retired $1,415 of Comcast's and Cellular Communications' long-term debt with no effect on net income. In May 1999, SBC issued $750 of 6.25% unsecured Eurodollar notes, due May 2009, with proceeds used to fund its investment in Bell Canada.

During 1998, SBC redeemed $2,789 of long-term debt, including mortgage bonds. Also in 1998, SBC issued $2,150 of notes and debentures. In February 1998, SBC also issued $750 of 5.88% unsecured Eurodollar notes, due February 2003, with proceeds used primarily to fund its investment in Tele Danmark.

Total debt increased during 1997 due primarily to the issuance of medium-term notes and debentures and debt redeemable either in cash or Telmex L shares.

In April 1998, an SBC subsidiary issued, through private placement, 3,250 shares of stated rate auction preferred stock (STRAPS) in four separate series. Net proceeds from these issuances totaled $322.

In June 1997 and December 1999, one of SBC's wholly owned subsidiaries issued $250 and $100 of preferred stock in private placements. In January 2000, SBC's Board of Directors authorized the repurchase of up to 100 million shares of SBC's common stock.

SBC expects to fund ongoing capital expenditures, the repurchase of stock and merger initiative expenses with cash provided by operations and incremental borrowings.

Other SBC's total capital consists of debt (long-term debt and debt maturing within one year), Trust Originated Preferred Securities and shareowners' equity. Total capital increased $3,453 in 1999 and $3,292 in 1998. The increase in 1999 was due to 1999 earnings, partially offset by lower debt levels. The increase in 1998 was primarily due to 1998 earnings, partially offset by lower debt levels.

SBC's debt ratio was 42.9%, 47.3% and 54.9% at December 31, 1999, 1998 and 1997.
The debt ratio is affected by the same factors that affect total capital.

Market Risk

SBC is exposed to market risks primarily from changes in interest rates, foreign currency exchange rates, and certain equity stock prices. In managing exposure to these fluctuations, SBC may engage in various hedging transactions that have been authorized according to documented policies and procedures. SBC does not use derivatives for trading purposes, to generate income or to engage in speculative activity. SBC's capital costs are directly linked to financial and business risks. SBC seeks to manage the potential negative effects from market volatility and market risk. The majority of SBC's financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is the policy of SBC to manage its debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, SBC will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on shareowner value.

Quantitative Information About Market Risk

------------------------------------------------------------------------
              Foreign Exchange Risk Sensitivity Analysis
----------------------------------------------------------------------
                                  U.S. Dollar Value    Net Underlying
                                    of Net Foreign    Foreign Currency
                                       Exchange          Transaction
December 31, 1999                      Contracts           Exposures
----------------------------------------------------------------------
Total Exposure - Japanese Yen           $ 142                $ 142
======================================================================

Note: There is no net exposed long/short currency position and no foreign exchange loss from a 10% depreciation of the U.S. dollar.

The preceding table describes the effects of a change in the value of the Japanese yen given a hypothetical 10% depreciation of the U.S. dollar. Since the identified exposure is fully covered with forward contracts, changes in the value of the U.S. dollar which affect the value of the underlying foreign currency commitment are fully offset by changes in the value of the foreign currency contract. If the underlying currency transaction exposure changed, the resulting mismatch would expose the company to currency risk of the foreign exchange contract. For this reason, all contracts are related to firm commitments and matched by maturity and currency.

Interest Rate Sensitivity The principal amount by expected maturity, average interest rate and fair value of SBC's liabilities that are exposed to interest rate risk are described in Notes 8 and 9 of Notes to Consolidated Financial Statements. Following are SBC's interest rate derivatives subject to interest rate risk:

----------------------------------------------------------------------------------------------------
                                                            Maturity
----------------------------------------------------------------------------------------------------
                                                                                             Fair
                                                                           After             Value
                              2000     2001     2002     2003      2004     2004    Total   12/31/99
----------------------------------------------------------------------------------------------------
Interest Rate Derivatives
----------------------------------------------------------------------------------------------------
Interest Rate Swaps:
----------------------------------------------------------------------------------------------------
Receive Fixed/Pay Variable
  Notional Amount                 -       -     $130     $315      $200     $150     $795       $(20)
Variable Rate Payable 1        6.3%     6.9%     7.0%     7.1%      7.1%     7.2%
Weighted Average Fixed
  Rate Receivable              6.1%     6.1%     6.1%     6.1%      6.0%     6.0%
----------------------------------------------------------------------------------------------------
Receive Variable/Pay Fixed
  Notional Amount              $10     $120       $5        -         -     $250     $385         $6
Fixed Rate Payable             6.5%     6.5%     6.5%     6.5%      6.5%     6.5%
Weighted Average Variable
  Rate Receivable 2            6.4%     7.0%     7.1%     7.1%      7.2%     7.3%
----------------------------------------------------------------------------------------------------

Lease Obligations:
----------------------------------------------------------------------------------------------------
Variable Rate Leases 3           -      $42        -        -       $81        -     $123       $123
Average Interest Rate 3        6.7%     7.1%     7.2%     7.3%      7.3%       -
====================================================================================================

1 Interest payable based on Three Month London Interbank Offer Rate (LIBOR)
  plus or minus a spread.
2 Interest receivable based on Three Month Commercial Paper Index published by
  Federal Reserve.
3 Average interest rate based on current and implied forward rates for One
  Month LIBOR plus 30 basis points. The lease obligations require interest payments only until maturity.

In 1999, a $50 interest rate swap contract, linked to the variable rate debt, matured and interest rate swap contracts of $13 linked to variable rate lease obligations were exited with minimal effect on net income.

There has been no material change in the updated market risks since December 31, 1998.

Qualitative Information About Market Risk

Foreign Exchange Risk From time to time SBC makes investments in businesses in foreign countries, is paid dividends, receives proceeds from sales or borrows funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, SBC often will enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. SBC's policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. SBC covers the exposure that results from changes that exceed acceptable amounts. SBC does not speculate in foreign exchange markets.

Equity Risk SBC has equity price risk exposure from certain outstanding employee stock options linked to Vodafone AirTouch ADRs which are not significant (see
Note 13 of Notes to Consolidated Financial Statements).

Interest Rate Risk SBC issues debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by managing the mix of fixed and floating rate debt. SBC does not seek to make a profit from changes in interest rates. SBC manages interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, SBC reduces risk through the issuance of fixed rate instruments and purchasing derivatives.

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

The following factors could cause SBC's future results to differ materially from those expressed in the forward-looking statements:

o Adverse economic changes in the markets served by SBC, or countries in which SBC has significant investments.
o   Changes in available technology.
o The final outcome of FCC rulemakings and judicial review, if any, of such rulemakings, including issues relating to jurisdiction.
o The final outcome of state regulatory proceedings in SBC's 13-state area, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, unbundled network elements and resale rates, and reciprocal compensation.
o Enactment of additional state, Federal and/or foreign regulatory laws and regulations pertaining to SBC's subsidiaries and foreign investments.
o The timing of entry and the extent of competition in the local and intraLATA toll markets in SBC's 13-state area and SBC's entry into the in-region long distance market.
o The impact of the Ameritech transaction, including performance with respect to regulatory requirements and merger integration efforts.
o The timing and cost of deployment of SBC's broadband initiative also known as Project Pronto, its effect on the carrying value of the existing wireline network and the level of consumer demand for offered services.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially impact SBC's future earnings.

SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
----------------------------------------------------------------------------------------------------
                                                                1999           1998            1997
----------------------------------------------------------------------------------------------------
Operating Revenues
Landline local service                                   $    19,003    $    17,196     $    15,961
Wireless subscriber                                            5,851          5,265           4,852
Network access                                                10,094          9,575           9,491
Long distance service                                          3,456          3,673           3,616
Directory advertising                                          4,266          3,929           3,615
Other                                                          6,819          6,569           5,571
----------------------------------------------------------------------------------------------------
Total operating revenues                                      49,489         46,207          43,106
----------------------------------------------------------------------------------------------------
Operating Expenses
Operations and support                                        29,338         27,143          27,727
Depreciation and amortization                                  8,553          7,841           7,777
----------------------------------------------------------------------------------------------------
Total operating expenses                                      37,891         34,984          35,504
----------------------------------------------------------------------------------------------------
Operating Income                                              11,598         11,223           7,602
----------------------------------------------------------------------------------------------------
Other Income (Expense)
Interest expense                                              (1,430)        (1,605)         (1,550)
Equity in net income of affiliates                               912            613             437
Other income (expense) - net                                    (227)         1,884              49
----------------------------------------------------------------------------------------------------
Total other income (expense)                                    (745)           892          (1,064)
----------------------------------------------------------------------------------------------------
Income Before Income Taxes, Extraordinary Items and
 Cumulative Effect of Accounting Change                       10,853         12,115           6,538
----------------------------------------------------------------------------------------------------
Income taxes                                                   4,280          4,380           2,451
----------------------------------------------------------------------------------------------------
Income Before Extraordinary Items and Cumulative
 Effect of Accounting Change                                   6,573          7,735           4,087
----------------------------------------------------------------------------------------------------
Extraordinary items, net of tax                                1,379            (60)              -
Cumulative effect of accounting change, net of tax               207             15               -
----------------------------------------------------------------------------------------------------
Net Income                                               $     8,159    $     7,690     $     4,087
====================================================================================================
Earnings Per Common Share:
 Income Before Extraordinary Items and Cumulative
   Effect of Accounting Change                           $      1.93    $      2.27     $      1.21
 Net Income                                              $      2.39    $      2.26     $      1.21
====================================================================================================
Earnings Per Common Share-Assuming Dilution:
 Income Before Extraordinary Items and Cumulative
   Effect of Accounting Change                           $      1.90    $      2.24     $      1.20
 Net Income                                              $      2.36    $      2.23     $      1.20
====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
-----------------------------------------------------------------------------------------------------
                                                                                   December 31,
                                                                             -------------------------
                                                                                 1999           1998
-----------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                                  $      495    $       599
Accounts receivable - net of allowances for uncollectibles of
  $1,099 and $810                                                               9,378          9,783
Prepaid expenses                                                                  651            843
Deferred income taxes                                                             767            685
Other current assets                                                              639            787
-----------------------------------------------------------------------------------------------------
Total current assets                                                           11,930         12,697
-----------------------------------------------------------------------------------------------------
Property, Plant and Equipment - Net                                            46,571         44,194
-----------------------------------------------------------------------------------------------------
Intangible Assets - Net of Accumulated Amortization of
  $1,325 and $1,111                                                             6,796          5,161
-----------------------------------------------------------------------------------------------------
Investments in Equity Affiliates                                               10,648          7,412
-----------------------------------------------------------------------------------------------------
Other Assets                                                                    7,270          5,502
-----------------------------------------------------------------------------------------------------
Total Assets                                                               $   83,215    $    74,966
-----------------------------------------------------------------------------------------------------
Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                                              $    3,374    $     4,178
Accounts payable and accrued liabilities                                       15,103         13,253
Dividends payable                                                                 836            809
------------------------------------------------------------------------------------------------------
Total current liabilities                                                      19,313         18,240
------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                 17,475         17,170
------------------------------------------------------------------------------------------------------
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                                           4,821          2,846
Postemployment benefit obligation                                               9,612          9,193
Unamortized investment tax credits                                                389            474
Other noncurrent liabilities                                                    3,879          3,269
------------------------------------------------------------------------------------------------------
Total deferred credits and other noncurrent liabilities                        18,701         15,782
------------------------------------------------------------------------------------------------------
Corporation-Obligated Mandatorily Redeemable Preferred
  Securities Of Subsidiary Trusts#                                              1,000          1,000
------------------------------------------------------------------------------------------------------
Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)                 -              -
Common shares ($1 par value, 7,000,000,000 authorized: issued
  3,433,124,836 at December 31, 1999 and 3,433,762,063 at December 31, 1998)    3,433          3,434
Capital in excess of par value                                                 12,453         12,439
Retained earnings                                                              13,798          8,948
Guaranteed obligations of employee stock ownership plans (ESOP)                  (106)          (261)
Deferred compensation - leveraged ESOP (LESOP)                                    (73)           (82)
Treasury shares (37,752,621 at December 31, 1999 and
  28,217,018 at December 31, 1998, at cost)                                    (1,717)          (882)
Accumulated other comprehensive income                                         (1,062)          (822)
------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                      26,726         22,774
------------------------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                                  $   83,215    $    74,966
======================================================================================================

#The trusts contain assets of $1,030 in principal amount of the Subordinated Debentures of Pacific Telesis
Group.
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
-------------------------------------------------------------------------------------------------------------
                                                                             1999        1998         1997
-------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                             $    8,159   $   7,690    $   4,087
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                                             8,553       7,841        7,777
  Undistributed earnings from investments in equity affiliates               (471)       (256)        (172)
  Provision for uncollectible accounts                                      1,136         896          938
  Amortization of investment tax credits                                      (85)        (96)        (115)
  Deferred income tax expense                                               1,061         840          553
  Gain on sale of Telecom Corporation of New Zealand shares                     -      (1,543)           -
  Extraordinary items, net of tax                                          (1,379)         60            -
  Cumulative effect of accounting change, net of tax                         (207)        (15)           -
  Changes in operating assets and liabilities:
    Accounts receivable                                                      (731)     (2,257)      (1,281)
    Other current assets                                                      335         310         (661)
    Accounts payable and accrued liabilities                                2,054       1,175        1,994
  Other - net                                                              (1,847)     (1,664)      (1,541)
-------------------------------------------------------------------------------------------------------------
Total adjustments                                                           8,419       5,291        7,492
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                  16,578      12,981       11,579
-------------------------------------------------------------------------------------------------------------

Investing Activities
Construction and capital expenditures                                     (10,304)     (8,882)      (8,856)
Investments in affiliates                                                      51         (77)         (29)
Purchase of short-term investments                                            (26)        (42)        (916)
Proceeds from short-term investments                                           31         355        1,029
Dispositions                                                                4,867       2,727        1,000
Acquisitions                                                               (5,198)     (3,261)      (2,190)
Other                                                                           2          11           13
-------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                     (10,577)     (9,169)      (9,949)
-------------------------------------------------------------------------------------------------------------

Financing Activities
Net change in short-term borrowings with original
 maturities of three months or less                                          (787)       (589)        (761)
Issuance of other short-term borrowings                                         -           2        1,079
Repayment of other short-term borrowings                                        -          (8)        (805)
Issuance of long-term debt                                                    738       2,890        2,246
Repayment of long-term debt                                                (2,301)     (2,860)        (999)
Early extinguishment of debt and related call premiums                        (31)       (765)          (6)
Purchase of fractional shares                                                   -           -          (15)
Issuance of common shares                                                     313         464          308
Issuance of preferred shares                                                  103         322          250
Purchase of treasury shares                                                (1,169)       (498)         (87)
Issuance of treasury shares                                                   318         308          293
Dividends paid                                                             (3,287)     (3,131)      (2,966)
Other                                                                          (2)          3           13
-------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                      (6,105)     (3,862)      (1,450)
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (104)        (50)         180
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents beginning of year                                   599         649          469
-------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents End of Year                                  $      495   $     599    $     649
=============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Shareowners' Equity
Dollars and shares in millions except per share amounts
---------------------------------------------------------------------------------------------------------------
                                                          1999                1998                1997
---------------------------------------------------------------------------------------------------------------
                                                    Shares    Amount    Shares    Amount    Shares    Amount
---------------------------------------------------------------------------------------------------------------
Common Stock
Balance at beginning of year                         3,434  $  3,434     3,428  $  3,428     3,430  $  3,430
Purchase of shares                                      (8)       (8)      (13)      (13)      (25)      (25)
Issuance of shares                                       7         7        19        19        23        23
---------------------------------------------------------------------------------------------------------------
Balance at end of year                               3,433  $  3,433     3,434  $  3,434     3,428  $  3,428
===============================================================================================================
Capital in Excess of Par Value
Balance at beginning of year                                $ 12,439            $ 12,375            $ 12,468
Purchase of shares                                              (398)               (487)               (576)
Issuance of shares                                               215                 370                 406
Other                                                            197                 181                  77
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                      $ 12,453            $ 12,439            $ 12,375
===============================================================================================================
Retained Earnings
Balance at beginning of year                                $  8,948            $  4,429            $  3,338
Net income ($2.39, $2.26 and $1.21 per share)                  8,159               7,690               4,087
Dividends to shareowners
 ($0.975, $0.935 and $0.895 per share)                        (3,312)             (3,177)             (3,015)
Other                                                              3                   6                  19
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                      $ 13,798            $  8,948            $  4,429
===============================================================================================================
Guaranteed Obligations of ESOP
Balance at beginning of year                                $   (261)           $   (409)           $   (535)
Reduction of debt associated with ESOP                           155                 148                 126
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                      $   (106)           $   (261)           $   (409)
===============================================================================================================
Deferred Compensation - LESOP
Balance at beginning of year                                $    (82)           $   (119)           $   (161)
Cost of LESOP trust shares allocated to employees                  9                  37                  42
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                      $    (73)           $    (82)           $   (119)
===============================================================================================================
Treasury Shares
Balance at beginning of year                           (28) $   (882)      (30) $   (730)      (41) $   (985)
Purchase of shares                                     (23)   (1,169)      (12)     (498)       (3)      (87)
Issuance of shares                                      13       334        14       346        14       335
Other                                                    -         -         -         -         -         7
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                 (38) $ (1,717)      (28) $   (882)      (30) $   (730)
===============================================================================================================
Accumulated Other Comprehensive Income,
 net of tax
Balance at beginning of year                                $   (822)           $ (1,111)           $   (821)
Foreign currency translation adjustment,
 net of taxes of $290, $37 and $(38)                            (336)                224                (287)
Reclassification adjustment to net income for
 cumulative translation adjustment on securities sold              -                  56                   -
Unrealized gains (losses) on available-for-sale securities       113                  69                  (3)
Less reclassification adjustment for gains
 included in net income                                          (17)                (60)                  -
---------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                               (240)                289                (290)
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                      $ (1,062)           $   (822)           $ (1,111)
===============================================================================================================
Total Comprehensive Income
Net income                                                  $  8,159            $  7,690            $  4,087
Other comprehensive income (loss) per above                     (240)                289                (290)
---------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                  $  7,919            $  7,979            $  3,797
===============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1.  Summary of Significant Accounting Policies

    Basis of Presentation - The consolidated financial statements include the accounts of SBC Communications Inc. and its majority-owned subsidiaries
    (SBC). The statements reflect mergers of SBC's subsidiaries with Pacific Telesis Group (PAC), Southern New England Telecommunications Corporation
    (SNET) and Ameritech Corporation (Ameritech) as poolings of interests (see
    Note 2). SBC's subsidiaries and affiliates operate in the communications services industry, providing wireline and wireless telecommunications services and equipment, directory advertising, electronic security services and cable television services both domestically and worldwide.

    All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures and less than majority-owned subsidiaries are principally accounted for under the equity method. Earnings from certain foreign investments accounted for using the equity method are included for periods ended within three months of SBC's year end.

    The preparation of financial statements in conformity with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts in prior period financial statements have been reclassified to conform to the current year's presentation.

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

    Cash Equivalents - Cash and cash equivalents include all highly liquid investments with original maturities of three months or less and the carrying amounts approximate fair value.

    Deferred Charges - Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

    Revenue Recognition/Cumulative Effect of Accounting Change - SBC recognizes revenues as earned. Certain revenues derived from local telephone and wireless services are billed monthly in advance and are recognized the following month when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and wireless airtime usage, are recognized monthly as services are provided.

    Ameritech's directory publishing subsidiary, prior to January 1, 1999, and SNET prior to January 1, 1998, recognized revenues and expenses related to publishing directories using the "amortization" method, under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective January 1, 1999, for Ameritech and January 1, 1998, for SNET the accounting was changed to the "issue basis" method of accounting, which recognizes the revenues and expenses at the time the related directory is published. The change in methodology was made because the issue basis method is generally followed in the publishing industry, including by SBC's other directory subsidiaries and better reflects the operating activity of the business. The cumulative after-tax effect of applying the changes in method to prior years was recognized as of January 1, 1999 and 1998 as one-time, non-cash gains of $207, or $0.06 per share and $15, or $0.01 per share, net of deferred taxes of $125 and $11. Had the current method been applied during prior periods, income before extraordinary items and cumulative effect of accounting change would not have been materially affected.

Dollars in millions except per share amounts

    Property, Plant and Equipment - Property, plant and equipment is stated at cost. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives, generally ranging from 3 to 50 years. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is charged to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

    Intangible Assets - Intangible assets consist primarily of wireless cellular and Personal Communications Services (PCS) licenses, customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from 5 to 40 years. At December 31, 1999 and 1998, amounts included in net intangible assets for licenses were $3,713 and $2,660. Management periodically reviews the carrying value and lives of all intangible assets based on expected future cash flows.

    Advertising Costs - Costs for advertising products and services or corporate image are expensed as incurred.

    Foreign Currency Translation - Local currencies generally are considered the functional currency for SBC's share of foreign investments, except in countries considered highly inflationary. SBC translates its share of foreign assets and liabilities at current exchange rates. Revenues and expenses are translated using average rates for the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income. Other transaction gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

    Derivative Financial Instruments - SBC does not invest in derivatives for trading purposes. From time to time, as part of its risk management strategy, SBC uses derivative financial instruments, including interest rate swaps, to hedge exposures to interest rate risk on debt obligations, and foreign currency forward exchange contracts to hedge exposures to changes in foreign currency rates for transactions related to its foreign investments. Derivative contracts are entered into for hedging of firm commitments only. SBC currently does not recognize the fair values of these derivative financial investments or their changes in fair value in its financial statements. Interest rate swap settlements are recognized as adjustments to interest expense in the consolidated statements of income when paid or received. Foreign currency forward exchange contracts are set up to coincide with firm commitments. Gains and losses are deferred until the underlying transaction being hedged occurs, and then are recognized as part of that transaction (see Note 9).

Note 2.  Completion of Mergers

    In October 1999, SBC and Ameritech completed the merger of an SBC subsidiary with Ameritech in a transaction in which each share of Ameritech common stock was exchanged for 1.316 shares of SBC common stock (equivalent to approximately 1,446 million shares). Ameritech became a wholly owned subsidiary of SBC effective with the merger and the transaction has been accounted for as a pooling of interests and a tax-free reorganization. Financial statements for prior periods have been restated to include the accounts of Ameritech. Transaction costs related to the merger were $77 ($48 net of tax). Of this total $25 ($16 net of tax) is included in expenses in 1999 and $52 ($32 net of tax) in 1998.

    Operating revenues, income before extraordinary items and cumulative effect of accounting change and net income of the separate companies on a pre-merger basis for the last three periods are presented below:

    -------------------------------------------------------------------------------------------
                                                    Nine Months
                                                       Ended
                                                    September 30,   Year Ended December 31,
                                                  ---------------------------------------------
                                                           1999         1998           1997
    -------------------------------------------------------------------------------------------
    Operating revenues:
       SBC                                         $     22,477    $  28,777     $   26,681
       Ameritech                                         13,912       17,154         15,998
       Adjustments                                          203          276            427
    -------------------------------------------------------------------------------------------
    Combined                                       $     36,592    $  46,207     $   43,106
    ===========================================================================================
    Income before extraordinary items and
     cumulative effect of accounting change:
       SBC                                         $      3,569    $   4,068     $    1,674
       Ameritech                                          1,438        3,606          2,296
       Adjustments                                         (161)          61            117
    -------------------------------------------------------------------------------------------
    Combined                                       $      4,846    $   7,735     $    4,087
    ===========================================================================================
    Net income:
       SBC                                         $      3,569    $   4,023     $    1,674
       Ameritech                                          1,645        3,606          2,296
       Adjustments                                         (161)          61            117
    -------------------------------------------------------------------------------------------
    Combined                                       $      5,053    $   7,690     $    4,087
    ===========================================================================================

    Combined results include the effect of retroactively conforming accounting methodologies between SBC and Ameritech. Among other items, non-cash adjustments were made to conform accounting for pension and postretirement benefits between the companies and to immediately expense certain items routinely deferred and amortized by Ameritech, including sales commissions and leased customer security and paging equipment. The pension and postretirement adjustments include the effects of conforming the adoption date for postretirement accounting, methods of recognizing actuarial gains and conforming the estimate methods used related to the current year's benefit plans.

    In October 1998, SBC and SNET completed the merger of an SBC subsidiary with SNET in a transaction in which each share of SNET common stock was exchanged for 1.7568 shares of SBC common stock (equivalent to approximately 120 million shares). SNET became a wholly owned subsidiary of SBC effective with the merger, and the transaction was accounted for as a pooling of interests and a tax-free reorganization.

    In April 1997, SBC and PAC completed the merger of an SBC subsidiary with PAC in a transaction in which each outstanding share of PAC common stock was exchanged for 1.4629 shares of SBC common stock (equivalent to approximately 626 million shares). With the merger, PAC became a wholly owned subsidiary of SBC. The transaction was accounted for as a pooling of interests and a tax-free reorganization.

    Post-Merger Initiatives

    Upon completion of each merger, SBC performed an evaluation and review of operations throughout the merged company. These reviews included the formation of teams that performed comprehensive evaluations of companywide operations (review teams). Based on these merger integration reviews, certain strategic decisions were made and significant integration of operations and consolidation of some administrative and support functions occurred resulting in one-time charges. The following table summarizes the charges incurred for each merger related to these reviews and decisions:

    --------------------------------------------- --- ----------- --- --------- -- ---------
    Pre-tax charges                                   Ameritech         SNET         PAC
    --------------------------------------------- --- ----------- --- --------- -- ---------
    Reorganization                                $       582     $        82   $      839
    Impairments/asset valuation                           690             321          965
    Wireless conversion                                   220               -            -
    Regulatory and legal                                  164               -          165
    Merger approval costs                                  31               -          281
    Other items and estimates of other
      obligations                                          79               -            -
    Pacific and Southwestern video
      curtailment/purchase commitments                     -                -          698
    --------------------------------------------- --- ----------- --- --------- -- ---------
    Total one-time charges                        $     1,766     $       403   $    2,948
    ============================================= === =========== === ========= == =========
    After-tax charges                                  Ameritech        SNET         PAC
    --------------------------------------------- --- ----------- --- --------- -- ---------
    Reorganization                                $       379     $        50   $      517
    Impairments/asset valuation                           472             199          667
    Wireless conversion                                   143               -            -
    Regulatory and legal                                  102               -          101
    Merger approval costs                                  19               -          176
    Other items and estimates of other
      obligations                                         342               -            -
    Pacific and Southwestern video
      curtailment/purchase commitments                      -               -          438
    --------------------------------------------- --- ----------- --- --------- -- ---------
    Total one-time charges                        $     1,457     $       249   $    1,899
    ============================================= === =========== === ========= == =========

    One-time charges incurred in the third and fourth quarter of 1999 totaled $1,766 ($1,457 net of tax). These charges included costs related to various regulatory and legal issues, merger approval costs and other related costs of $274 ($174 net of tax). In addition, these charges included costs related to strategic decisions reached by the review teams of $1,492 ($1,283 net of tax) in 1999. Charges in the fourth quarter of 1998 for the SNET merger and the second quarter of 1997 for the PAC merger of $403 ($249 net of tax) and $2 billion ($1.3 billion net of tax) also related to the strategic decisions reached by the review teams. At December 31, 1999, 1998 and 1997, remaining accruals for anticipated cash expenditures related to the PAC and SNET decisions were approximately $52, $323 and $432. Anticipated cash expenditures related to the decisions for the Ameritech merger totaled $703 at December 31, 1999.

    Reorganization - SBC is centralizing several key functions that will support the wireline operations including network planning, strategic marketing and procurement. It also is consolidating a number of corporatewide support activities, including research and development, information technology, financial transaction processing and real estate management. These initiatives continue to result in the creation of some jobs and the elimination and realignment of others, with many of the affected employees changing job responsibilities and in some cases assuming positions in other locations.

    SBC recognized net charges of approximately $582 ($379 net of tax) during the fourth quarter of 1999, $82 ($50 net of tax) during the fourth quarter of 1998 and $839 ($517 net of tax) during 1997 in connection with these initiatives. The charges were comprised mainly of postemployment benefits, primarily related to severance, and costs associated with closing duplicate operations, primarily contract cancellations. Other charges arising out of the mergers related to relocation, retraining and other effects of consolidating certain operations are being recognized in the periods those charges are incurred. The fourth quarter 1999 charge is net of $45 ($29 net of tax) of reversals of accruals made in connection with the SNET and PAC mergers that were related to plans now superseded by the current reorganization plans.

    Impairments/Asset Valuation - As a result of SBC's merger integration plans, strategic review of domestic operations and organizational alignments, SBC reviewed the carrying values of the long-lived assets in the third and fourth quarter of 1999, the fourth quarter of 1998 and the second quarter of 1997. The reviews were conducted companywide, although the 1998 review focused primarily on SNET and the 1999 review focused primarily on Ameritech. These reviews included estimating remaining useful lives and cash flows and identifying assets to be abandoned. Where this review indicated impairment, fair market values, including, in some cases, discounted cash flows as an estimate of fair value, related to those assets were analyzed to determine the amount of the impairment. As a result of these reviews, SBC wrote off certain assets and recognized impairments to the value of other assets with a combined charge of $690 ($472 net of tax) in the third and fourth quarter of 1999, $321 ($199 net of tax) in the fourth quarter of 1998 and $965 ($667 net of tax) in the second quarter of 1997.

    The 1999 adjustments include an impairment of $300 ($224 net of tax) related to Ameritech's security business. This impairment adjustment, taken as a reduction in goodwill of $300, reflects a reduction of the investment to fair market value based upon the value of comparable businesses. In connection with this adjustment, SBC shortened the estimated life of the remaining goodwill on the security business from 40 to 15 years. As a result of these adjustments, SBC estimates amortization expense will increase by $10 to $15 annually for the remaining life of the goodwill. Also in 1999, SBC performed a review of the allowance for doubtful accounts at the Ameritech subsidiaries and recognized a charge of $212 ($135 after tax). This charge resulted from adjusting Ameritech's estimation methods to the method utilized by SBC. Other 1999 adjustments consist primarily of valuation adjustments on certain analog switching equipment at Ameritech and certain cost investments.

    The 1998 impairments and writeoffs primarily related to recognition of an impairment of the assets supporting SNET's video and telephony operations, and also included charges for required changes in wireless equipment, inventory and sites. The 1997 impairments and writeoffs related primarily to the wireless digital television operations in southern California, certain analog switching equipment in California, certain rural and other telecommunications equipment in Nevada, selected wireless equipment, duplicate or obsolete equipment, cable within commercial buildings in California, certain nonoperating plant and other assets.

    Wireless Conversion - In December 1999, Ameritech notified its wireless customers that the current wireless network platform (Code Division Multiple Access or CDMA) would be converted to the network platform utilized by SBC (Time Division Multiple Access or TDMA). As part of the conversion, SBC sold the CDMA network assets and is leasing it back over the conversion period. A charge of $220 ($143 net of tax) was recognized in the fourth quarter to recognize the loss on the sale and leaseback and to replace the customers' CDMA handsets.

    Other Items and Estimates of Other Obligations - SBC performed reviews of Ameritech's and PAC's accounting operations and applied consistent accounting techniques between the merging companies. As a result, SBC recognized charges in 1999 and 1997 related to the impact of several regulatory and legal rulings of $164 ($102 net of tax) and $165 ($101 net of tax). Also in 1997, SBC recognized a charge of $281 ($176 net of tax) for PAC merger approval costs. In 1999 SBC incurred a charge of $31 ($19 net of tax) for Ameritech merger approval costs. In 1999 charges for deferred taxes on Ameritech's international investments of $289, net charges related to the routine deferral of certain costs and revenues by Ameritech of $62 ($40 after tax) and other miscellaneous items of $17 ($13 net of tax) were recognized.

    Pacific and Southwestern Video Curtailment/Purchase Commitments - SBC also announced in 1997 that it was scaling back its limited direct investment in video services in the areas also served by Pacific Bell Telephone Company (PacBell) and Southwestern Bell Telephone Company (SWBell). As a result of this curtailment, SBC halted construction on the Advanced Communications Network (ACN) in California. As part of an agreement with the ACN vendor, SBC paid the liabilities of the ACN trust that owned and financed ACN construction, incurred costs to shut down all construction previously conducted under the trust and received certain consideration from the vendor. In the second quarter of 1997, SBC recognized net expense of $553 ($346 net of tax) associated with these activities. During the third quarter of 1997, SBC recorded the corresponding short-term debt of $610 previously incurred by the ACN trust on its balance sheet.

    Additionally, SBC curtailed certain other video-related activities including discontinuing its broadband network video trials in Richardson, Texas, and San Jose, California, substantially scaling back its involvement in the Tele-TV joint venture and withdrawing its operations in territory served by SWBell from the Americast venture. During 1999, SBC negotiated a settlement with its Americast partners related to the withdrawal. The settlement did not have a material impact on SBC's financial condition or results of operations. The collective impact of these decisions and actions by SBC resulted in a charge of $145 ($92 net of tax) in the second quarter of 1997.

Note 3.  Subsidiary Financial Information

    SBC has not provided separate financial statements and other disclosures for PAC as management has determined that such information is not material to the holders of the Trust Originated Preferred Securities (TOPrS) (see Note
    9), which have been guaranteed by SBC. See Note 7 for a discussion of conforming items on the segments and subsidiaries. This information is provided as a supplement only. The following table presents summarized financial information for PAC at December 31, or for the year then ended:

    ------------------------------------------------------------------------------------
    PAC                                                   1999         1998         1997
    ------------------------------------------------------------------------------------
    Balance Sheets
      Current assets                                 $   3,022    $   3,037     $  2,835
      Noncurrent assets                                 15,334       15,428       14,150
      Current liabilities                                4,944        5,278        4,513
      Noncurrent liabilities                            10,284       10,482       10,413
    ====================================================================================
    Income Statements
      Operating revenues                             $  11,747    $  11,305     $ 10,101
      Operating income (loss)                            2,866        2,612         (166)
      Income (loss) before extraordinary loss and
       cumulative effect of accounting changes           1,521        1,240         (546)
      Net income (loss)                                  1,303        1,180         (224)
    =====================================================================================

    SBC has not provided separate financial statements and other disclosures for SWBell or PacBell as management has determined that such information is not material to the holders of certain SWBell and PacBell outstanding debt securities, which have been guaranteed by SBC. See Note 7 for a discussion of conforming items on the segments and subsidiaries. This information is provided as a supplement only. The following tables present summarized financial information for SWBell and PacBell:

    --------------------------------------------------------------------------------------------
    SWBell                                                        1999         1998         1997
    --------------------------------------------------------------------------------------------
    Balance Sheets
      Current assets                                         $   2,453    $   2,538     $  2,452
      Noncurrent assets                                         13,978       13,241       12,562
      Current liabilities                                        5,127        4,679        3,686
      Noncurrent liabilities                                     8,403        7,838        8,310
    ============================================================================================
    Income Statements
      Operating revenues                                     $  11,173    $  10,752     $ 10,116
      Operating income                                           2,815        2,794        2,192
      Income before cumulative effect of accounting change       1,540        1,527        1,187
      Net income                                                 1,267        1,527        1,187
    ============================================================================================

    --------------------------------------------------------------------------------------------
    PacBell                                                       1999         1998         1997
    --------------------------------------------------------------------------------------------
    Balance Sheets
      Current assets                                         $   2,318    $   2,431     $  2,337
      Noncurrent assets                                         13,620       12,662       12,002
      Current liabilities                                        4,539        4,445        3,599
      Noncurrent liabilities                                     8,680        7,388        7,953
    ============================================================================================
    Income Statements
      Operating revenues                                     $   9,718    $   9,406     $  8,726
      Operating income                                           2,259        2,299          483
      Income before extraordinary loss and
       cumulative effect of accounting changes                   1,161        1,137            -
      Net income                                                   151        1,077          345
    ============================================================================================

Note 4.  Earnings Per Share

    A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary items and cumulative effect of accounting change for the years ended December 31, 1999, 1998 and 1997 are shown in the table below:

    -------------------------------------------------------------------------------------------
    Year Ended December 31,                                1999            1998           1997
    -------------------------------------------------------------------------------------------
    Numerators
    Numerator for basic earnings per share:
      Income before extraordinary items and
       cumulative effect of accounting change         $   6,573       $   7,735      $   4,087
      Dilutive potential common shares:
       Other stock-based compensation                         4               4              3
    -------------------------------------------------------------------------------------------
    Numerator for diluted earnings per share          $   6,577       $   7,739      $   4,090
    ===========================================================================================
    Denominators
    Denominator for basic earnings per share:
      Weighted average number of common
       shares outstanding (000,000)                       3,409           3,406          3,391
      Dilutive potential common shares
       (000,000):
       Stock options                                         42              38             25
       Other stock-based compensation                         7               6              4
    -------------------------------------------------------------------------------------------
    Denominator for diluted earnings per share            3,458           3,450          3,420
    ===========================================================================================
    Basic earnings per share
      Income before extraordinary items and
       cumulative effect of accounting change         $    1.93       $    2.27      $    1.21
      Extraordinary items                                  0.40           (0.02)             -
      Cumulative effect of accounting change               0.06            0.01              -
    -------------------------------------------------------------------------------------------
    Net income                                        $    2.39       $    2.26      $    1.21
    ===========================================================================================
    Diluted earnings per share
      Income before extraordinary items and
       cumulative effect of accounting change         $    1.90       $    2.24      $    1.20
      Extraordinary items                                  0.40           (0.02)             -
      Cumulative effect of accounting change               0.06            0.01              -
    -------------------------------------------------------------------------------------------
    Net income                                        $    2.36       $    2.23      $    1.20
    ===========================================================================================

Note 5.  Property, Plant and Equipment

    Property, plant and equipment is summarized as follows at December 31:

    --------------------------------------------------------------------------
                                                           1999           1998
    --------------------------------------------------------------------------
    Land                                             $      589     $      590
    Buildings                                            10,284         10,269
    Central office equipment                             43,335         40,874
    Cable, wiring and conduit                            48,785         46,499
    Other equipment                                      11,241          9,626
    Under construction                                    2,098          1,920
    --------------------------------------------------------------------------
                                                        116,332        109,778
    Accumulated depreciation and amortization            69,761         65,584
    --------------------------------------------------------------------------
    Property, plant and equipment-net                $   46,571     $   44,194
    ==========================================================================

    SBC's depreciation expense as a percentage of average depreciable plant was 7.4%, 7.2% and 7.4% for 1999, 1998 and 1997.

    Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases for 1999, 1998 and 1997 were $707, $683 and $606. At December 31, 1999, the future minimum rental payments under noncancelable operating leases for the years 2000 through 2004 were $366, $304, $220, $160 and $165 and $623 thereafter. Capital leases are not significant.

    In October 1999, as the first post-Ameritech merger initiative, SBC launched an initiative to provide advanced broadband services to many of its United States wireline customers (Project Pronto) over the next three years. Since the launch of Project Pronto, SBC has incurred $20 ($13 net of tax) related to network placement costs. The launch of Project Pronto and the Federal Communications Commission's recent rulings on data services and unbundled network element pricing led SBC to review and evaluate the carrying value of its network plant in its traditional wireline operations in the fourth quarter of 1999 and determine that an impairment did not exist. Project Pronto will result in the migration of certain customers to new network services. As this migration occurs, SBC will monitor, review and assess both the carrying value and economic useful lives of the currently existing network facilities. This assessment may result in an impairment of the future carrying value of the existing facilities or the shortening of some of its economic lives. Should that occur, material charges to future operations in the wireline segment may be required.

Note 6.  Equity Investments

    Investments in equity affiliates are accounted for under the equity method and include the June 1999 purchase of a 20% interest of Bell Canada, the largest supplier of telecommunications services in Canada, and the 1998 acquisition of a 41.6% equity interest of Tele Danmark A/S (Tele Danmark), the national communications provider in Denmark (see Note 15). SBC currently is able to elect six of twelve members of the Tele Danmark Board of Directors, including the Chairman, who would cast any tie-breaking vote.

    Investments in equity affiliates also includes SBC's investment in Telefonos de Mexico, S.A. de C.V. (Telmex), Mexico's national telecommunications company. SBC is a member of a consortium that holds all of the AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. SBC also owns L shares which have limited voting rights. Throughout 1999, 1998 and 1997, SBC sold portions of its L shares mainly in response to open market share repurchases by Telmex, so that its total equity investment remained below 10% of Telmex's total equity capitalization. At December 31, 1999 and 1998 SBC held an approximate 8.9% and 9.8% equity interest in Telmex.

    Other major equity investments held by SBC include a 17.5% interest in Belgacom S.A. (Belgacom), the national communications provider in Belgium, an 18% interest in Telkom SA Limited (Telkom), the state-owned telecommunications company of South Africa, a 29.8% interest in MATAV, the national communications provider in Hungary, a 15% interest in Cegetel, a joint venture providing a broad range of telecommunications offerings in France and minority ownership of several domestic wireless properties.

    The following table is a reconciliation of SBC's investments in equity affiliates:

    -------------------------------------------------------------------------------------
                                                     1999           1998          1997
    -------------------------------------------------------------------------------------
    Beginning of year                         $     7,412    $     4,453   $     4,226
    Additional investments                          3,702          3,159         1,076
    Equity in net income                              912            613           437
    Dividends received                               (445)          (344)         (254)
    Currency translation adjustment                  (707)           169          (476)
    Reclassifications and other adjustments          (226)          (638)         (556)
    -------------------------------------------------------------------------------------
    End of year                               $    10,648    $     7,412   $     4,453
    =====================================================================================

    The currency translation adjustment for 1999 primarily reflects the effect of exchange rate fluctuations on SBC's investment in Tele Danmark and Belgacom. Other adjustments for 1999 reflect the sale of Telmex L shares and the sale of SBC's investment in Chile.

    The currency translation adjustment for 1998 primarily reflects the effect of exchange rate fluctuations on SBC's investment in Tele Danmark partially offset by exchange rate fluctuations on SBC's investment in Telkom. Other adjustments for 1998 reflect the sale of Telecom Corporation of New Zealand Limited (TCNZ) shares, a write-down of an international investment and the sale of Telmex L shares.

    Currency translation adjustments for 1997 primarily reflect the effect of the exchange rate fluctuations on SBC's investments in Telkom, Belgacom and MATAV. Other adjustments for 1997 reflect the sale of Telmex L, TCNZ and MATAV shares, and the change to the cost method of accounting for SBC's 1995 investment in Mobile Telephone Networks (MTN), which was sold during the third quarter of 1998 (see Note 15).

    Undistributed earnings from equity affiliates were $1,788 and $1,317 at December 31, 1999 and 1998.

    The following table presents summarized financial information of significant investments accounted for using the equity method taking into account all adjustments necessary to conform to United States' generally accepted accounting principles, but excluding SBC's purchase adjustments including goodwill, at December 31, or for the year then ended:

    ----------------------------------------------------------------------------
                                                 1999         1998         1997
    ----------------------------------------------------------------------------
    Income Statements
      Operating revenues                    $  32,776    $  24,232     $ 21,293
      Operating income                          8,941        6,383        5,254
      Net income                                4,892        3,515        2,327
    ============================================================================
    Balance Sheets
      Current assets                        $  13,961    $   9,793
      Noncurrent assets                        40,616       29,675
      Current liabilities                      13,395       12,323
      Noncurrent liabilities                   23,376       13,500
    ============================================================================

    At December 31, 1999, SBC had goodwill, net of accumulated amortization, of approximately $5.9 billion related to investments in equity affiliates. Based on the December 31, 1999 quoted market price, the aggregate market value of SBC's investment in Tele Danmark was approximately $6.8 billion and MATAV was approximately $2.2 billion. SBC's investment in Telmex consists of both publicly traded and nonpublicly traded securities and therefore does not have a quoted market price. SBC's weighted average share of operating revenues shown above was 19% in 1999 and 1998 and 17% in 1997.

Note 7.  Segment Information

    SBC's segments are strategic business units that offer different products and services and are managed accordingly. SBC evaluates performance based on income before income taxes adjusted for normalizing (i.e. one-time) items. Transactions between segments are reported at fair value and the accounting policies of the segments are the same as those described in Note 1.

    As a result of the merger with Ameritech and to better reflect the broadened scope of its operations, SBC adjusted its segment reporting structure in 1999. SBC now has four reportable segments that reflect the current management of its business: wireline, wireless, information and entertainment, and international. The wireline segment provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment. The wireless segment provides wireless telecommunications services, including local and long distance services, and sells wireless equipment. The information and entertainment segment expands on what was previously the directory segment, and includes all directory operations of the combined company including advertising, yellow pages, white pages and electronic publishing and Ameritech's electronic security and cable television operations. All international investment operations have been removed from the other segment and are shown separately in the international segment. The miscellaneous items that formerly were included in the other segment are immaterial and have been moved to corporate, adjustments and eliminations.

    Normalized results in 1999 include the following adjustments:

o After-tax charges totaling $1.5 billion including, among other items, recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts, estimation of deferred taxes on international investments, wireless conversion costs and other items as discussed in Note 2.

o Elimination of income of $119 from the incremental impacts of overlapping wireless properties sold in October 1999.

o After-tax pension settlement gains of $368 associated with lump sum pension payments that exceeded the projected service and interest costs.

o After-tax gains of $77 recognized from the sale of property by an international equity affiliate.

o An after-tax reduction of $27 of a portion of a first quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.

    For 1998, normalizing items included the following items:

o       After-tax gain of $1,012 for the sale of TCNZ shares.

o After-tax charges of $268 related to strategic initiatives resulting from the merger integration process with SNET.

o After-tax gains of $219 from the sale of certain non-core businesses, principally the required disposition of SBC's investment in MTN, a cellular company in South Africa.

o Elimination of income of $123 from the incremental impacts of overlapping wireless properties sold in October 1999.

o After-tax gain of $102 from the sale of certain telephone and directory assets.

o After-tax charge of $64 to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.

    Normalizing items in 1997 included the following adjustments:

o After-tax charges of $1.6 billion related to strategic initiatives resulting from the merger integration process with PAC.

o After-tax charge of $87 for SBC's share of the costs of a work force restructuring at Belgacom.

o       After-tax charges of $304 for ongoing merger integration costs (see
        Note 2).

o After-tax first quarter settlement gains of $90 at PAC associated with lump sum pension payments that exceeded the projected service and interest costs for 1996 retirements.

o Elimination of income of $88 from the incremental impacts of overlapping wireless properties sold in October 1999.

o After-tax gain of $58 from the sale of SBC's interests in Bell Communications Research, Inc.

    Corporate, adjustments and eliminations include corporate activities, the elimination of intersegment transactions and other adjustments. Included in other adjustments are differences in accounting between subsidiaries and consolidated financial statements for pension and postretirement benefits and the treatment of conforming accounting adjustments arising out of the pooling of interests transactions with Ameritech, SNET and PAC that were required to be treated as cumulative effect of accounting changes by the subsidiaries.

Segment results, including a reconciliation to SBC consolidated results, for 1999, 1998 and 1997 are as follows:

----------------------------------------------------------------------------------------------------------------
                                                 Information                 Corporate,
At December 31, 1999 or for                      and                         Adjustments    Normalizing
the year ended                Wireline  Wireless Entertainment International & Eliminations Adjustments  Total
----------------------------------------------------------------------------------------------------------------
Revenues from external
  customers                  $ 37,254 $  6,759 $    4,686     $     137      $      124    $      529  $ 49,489
Intersegment revenues             322        5         91            10            (428)            -         -
Depreciation and
  amortization                  6,826      927        194            17             174           415     8,553
Equity in net income of
  affiliates                       (2)      42          -           739               2           131       912
Interest expense                1,188      227         53           312            (362)           12     1,430
Income before income taxes      8,052      918      1,641           706             364          (828)   10,853
Segment assets                 53,692   11,593      4,015        12,615           1,300             -    83,215
Investment in equity method
  investees                        31      216         48        10,372             (19)            -    10,648
Expenditures for additions
  to long-lived assets          8,754      988        232             1             329             -    10,304
================================================================================================================

----------------------------------------------------------------------------------------------------------------
                                                 Information                 Corporate,
At December 31, 1998 or for                      and                         Adjustments    Normalizing
the year ended                Wireline  Wireless Entertainment International & Eliminations Adjustments  Total
----------------------------------------------------------------------------------------------------------------
Revenues from external
  customers                  $ 35,114 $  5,628 $    4,263     $     132      $      186    $      884  $ 46,207
Intersegment revenues             305        1         82            17            (405)            -         -
Depreciation and
  amortization                  6,440      707        201            18             150           325     7,841
Equity in net income of
  affiliates                       (6)      25          -           588               6             -       613
Interest expense                1,250      189         42           282            (179)           21     1,605
Income before income taxes      7,318      564      1,590           453             435         1,755    12,115
Segment assets                 50,948    9,183      4,193        11,230            (588)            -    74,966
Investment in equity method
  investees                        47      244         34         7,106             (19)            -     7,412
Expenditures for additions
  to long-lived assets          7,471      978        193            13             227             -     8,882
================================================================================================================

----------------------------------------------------------------------------------------------------------------
                                                 Information                 Corporate,
At December 31, 1997 or for                      and                         Adjustments    Normalizing
the year ended                Wireline  Wireless Entertainment International & Eliminations Adjustments  Total
----------------------------------------------------------------------------------------------------------------
Revenues from external
  customers                  $ 33,282 $  5,022 $    3,728     $     103      $      298    $      673  $ 43,106
Intersegment revenues             374        1         91            19            (485)            -         -
Depreciation and
  amortization                  6,158      607        149            18             145           700     7,777
Equity in net income of
  affiliates                       (4)       9          -           528              (9)          (87)      437
Interest expense                1,198      165         54           104             (16)           45     1,550
Income before income taxes      6,558      372      1,350           512             375        (2,629)    6,538
Expenditures for additions
  to long-lived assets          7,314    1,066        238             2             236             -     8,856
================================================================================================================

    Geographic Information

    SBC's investments outside of the United States are primarily accounted for under the equity method of accounting and do not record in operating revenues and expenses the revenues and expenses of the individual companies in which SBC invests. Specifically, less than 1% of total operating revenues for all years presented are from outside the United States. Long-lived assets outside the United States consist primarily of the book value of these investments:

    ---------------------------------------------------------
    December 31,                        1999          1998
    ---------------------------------------------------------
    United States                  $  48,924   $    45,493
    Canada                             3,770             -
    Denmark                            3,019         3,401
    Mexico                               906           836
    Belgium                              831           892
    South Africa                         708           694
    Hungary                              532           534
    France                               459           557
    Other foreign countries              129           199
    ---------------------------------------------------------
    Total                          $  59,278   $    52,606
    =========================================================

Note 8.  Debt

    Long-term debt of SBC and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

    ----------------------------------------------------------------------------
                                                             1999          1998
    ----------------------------------------------------------------------------
    Notes and debentures
       4.37%-6.00%   1999-2007 1                      $     3,056   $     3,366
       6.03%-7.85%   1999-2048 2                           13,990        13,568
       8.00%-10.50%  1999-2031                                577           646
    ----------------------------------------------------------------------------
                                                           17,623        17,580
       Unamortized discount-net of premium                    236          (101)
    ----------------------------------------------------------------------------
    Total notes and debentures                             17,859        17,479
    ----------------------------------------------------------------------------
    Guaranteed obligations of ESOP 3
       8.10%-9.40%   2000                                      88           164
    ----------------------------------------------------------------------------
    Capitalized leases                                        258           268
    ----------------------------------------------------------------------------
    Total long-term debt, including current maturities     18,205        17,911
    Current maturities                                       (730)         (741)
    ----------------------------------------------------------------------------
    Total long-term debt                              $    17,475   $    17,170
    ============================================================================

    1 Includes $250 of 5.9% debentures maturing in 2038 with a put option by holder in 2005.
    2 Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006.
    3 See Note 12.

    At December 31, 1999, the aggregate principal amounts of long-term debt and weighted average interest rate scheduled for repayment for the years 2000 through 2004 were $730 (6.4%), $1,466 (6.7%), $1,107 (6.6%), $1,722 (6.0%),
    $1,154 (6.5%) with $11,790 (6.9%) due thereafter. As of December 31, 1999,
    SBC was in compliance with all covenants and conditions of instruments governing its debt. Substantially all of SBC's outstanding long-term debt is unsecured.

    In January 2000, SBC guaranteed existing publicly issued debt securities issued by Ameritech Capital Funding Corporation, Illinois Bell Telephone Company, Indiana Bell Telephone Company, Inc., Michigan Bell Telephone Company, The Ohio Bell Telephone Company, PacBell, Southern New England Telecommunications Corporation, The Southern New England Telephone Company, SWBell and Wisconsin Bell, Inc. Each guarantee will apply as long as the individual company remains a wholly owned subsidiary of SBC.

    Financing Activities - In December 1999, SBC called approximately $31 of debt that was scheduled to mature in December 2004. The net income effect of retiring this debt did not materially impact SBC's financial statements. During 1999, subsequent to the completion of the acquisitions of Comcast Cellular Corporation (Comcast) and Cellular Communications of Puerto Rico, Inc. (Cellular Communications), SBC retired $1,415 of Comcast's and Cellular Communications' long-term debt with no effect on net income. In May 1999, SBC issued $750 of 6.25% unsecured Eurodollar notes, due May 2009.

    In 1998, SBC issued approximately $2,150 in notes and debentures. The notes and debentures bear interest rates ranging from 5.65% to 6.88% and mature between 2001 and 2048. Also, in 1998, SBC issued $750 of 5.88% unsecured Eurodollar notes, due February 2003. SBC used proceeds from these borrowings primarily to fund its investment in Tele Danmark.

    Debt maturing within one year consists of the following at December 31:

    ----------------------------------------------------------------------------
                                                           1999             1998
    ----------------------------------------------------------------------------
    Commercial paper                                 $    2,623       $    3,412
    Current maturities of long-term debt                    730              741
    Other short-term debt                                    21               25
    ----------------------------------------------------------------------------
    Total                                            $    3,374       $    4,178
    ============================================================================

    The weighted average interest rate on commercial paper debt at December 31, 1999 and 1998 was 5.72% and 5.43%. SBC has entered into agreements with several banks for committed lines of credit totaling $2,880 all of which may be used to support commercial paper borrowings. SBC had no borrowings outstanding under these lines of credit as of December 31, 1999 or 1998.

Note 9.  Financial Instruments

    The carrying amounts and estimated fair values of SBC's long-term debt, including current maturities, and other financial instruments, are summarized as follows at December 31:

    ---------------------------------------------------------------------------------------------
                                                       1999                      1998
    ---------------------------------------------------------------------------------------------
                                               Carrying       Fair       Carrying       Fair
                                                Amount       Value        Amount       Value
    ---------------------------------------------------------------------------------------------
    Notes and debentures                     $   17,859   $   17,086   $    17,479  $   18,656
    TOPrS                                         1,000          924         1,000       1,029
    Preferred stock of subsidiaries                 820          820           717         717
    Guaranteed obligations of ESOP1                  88           94           164         169
    =============================================================================================

    1 See Note 12.

    The fair values of SBC's notes and debentures, including ESOP obligations, were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The fair value of the TOPrS was estimated based on quoted market prices. The carrying amounts of preferred stock of subsidiaries and commercial paper debt approximate fair values. SBC's short-term investments and customer deposits are recorded at amortized cost and the carrying amounts approximate fair values.

    Preferred Stock Issuances by Subsidiaries - In April 1998, an SBC subsidiary issued through private placement 3,250 shares of stated rate auction preferred stock (STRAPS). Net proceeds from these issuances totaled $322. Dividends accrue on the STRAPS at varying rates, which are adjusted periodically through separate auctions on each series. Dividends are cumulative from the date of issuance. The dividend rates for each series ranged from 4.39% to 5.05% as of December 31, 1999.

    In June 1997 and December 1999, one of SBC's wholly owned subsidiaries issued $250 and $100 of preferred stock in private placements. The holders of the preferred stock may require SBC's subsidiary to redeem the shares after May 20, 2004. Holders receive quarterly dividends based on a rolling three-month London Interbank Offer Rate (LIBOR). The dividend rate for the December 31, 1999 payment was 6.28%.

    As of December 31, 1999, a wholly owned subsidiary had outstanding $85 of Series A Preferred Stock (7.04%, subject to mandatory redemption in 2001) and $60 of Series B Preferred Stock (variable rate, 4.60% as of December 31, 1999, not subject to mandatory redemption).

    The preferred stock of subsidiaries discussed above is included in other noncurrent liabilities on the consolidated balance sheet.

    Pacific Telesis Financing I and II (the Trusts) were formed in 1996 for the exclusive purpose of issuing preferred and common securities representing undivided beneficial interests in the Trusts and investing the proceeds from the sales of TOPrS in unsecured subordinated debt securities of PAC. Under certain circumstances, dividends on TOPrS could be deferred for up to a period of five years. As of December 31, 1999, the Trusts held subordinated debt securities of PAC in principal amounts of $516 and $514 with interest rates of 7.56% and 8.50%. The TOPrS are priced at $25 per share, have an original 30-year maturity that may be extended up to 49 years, are callable in 2001 at par and are included on the balance sheet as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. The proceeds were used to retire short-term indebtedness, primarily commercial paper. SBC has guaranteed payment of the obligations of the TOPrS.

    Derivatives - SBC enters into foreign currency contracts to hedge exposure to adverse exchange risk. SBC also uses interest rate swaps to manage interest rate exposure. Related gains and losses are reflected in net income. The carrying amounts and estimated fair values of SBC's derivative financial instruments are summarized as follows at December 31:

    ---------------------------------------------------------------------------------------------
                                                       1999                      1998
    ---------------------------------------------------------------------------------------------
                                              Carrying/                 Carrying/
                                               Notional       Fair       Notional       Fair
                                                Amount       Value        Amount       Value
    ---------------------------------------------------------------------------------------------
    Foreign exchange contracts-long          $        -   $      142   $        -   $        -
    Foreign exchange contracts-short                  -            -            -          765
    Interest rate swaps                           1,180          (14)         458          (27)
    Equity swaps                                      -            -           13           26
    =============================================================================================

    Prior to its merger with an SBC subsidiary, PAC issued stock options to its employees during a spinoff of certain wireless properties. Some of these options were still outstanding when PAC merged with an SBC subsidiary in 1997 (see Note 13). SBC had used equity swaps to hedge the equity price risk related to these spunoff operations employee stock options. However, in 1999 SBC evaluated the related risk level and exited all of its related equity swap contracts, receiving cash for the appreciated value of the contracts and recognizing a minimal gain.

Note 10.  Income Taxes

    Significant components of SBC's deferred tax liabilities and assets are as follows at December 31:

    ----------------------------------------------------------------------------
                                                              1999          1998
    ----------------------------------------------------------------------------
    Depreciation and amortization                       $    6,865     $   6,104
    Equity in foreign affiliates                               540           457
    Deferred directory expenses                                524           383
    Other                                                    1,254           216
    ----------------------------------------------------------------------------
    Deferred tax liabilities                                 9,183         7,160
    ----------------------------------------------------------------------------
    Employee benefits                                        2,418         2,416
    Currency translation adjustments                           586           333
    Allowance for uncollectibles                               222           168
    Unamortized investment tax credits                         147           132
    Other                                                    1,850         1,631
    ----------------------------------------------------------------------------
    Deferred tax assets                                      5,223         4,680
    ----------------------------------------------------------------------------
    Deferred tax assets valuation allowance                     99           143
    ----------------------------------------------------------------------------
    Net deferred tax liabilities                        $    4,059     $   2,623
    ============================================================================

    The decrease in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

    The components of income tax expense are as follows:

    ---------------------------------------------------------------------------
                                                 1999         1998         1997
    ---------------------------------------------------------------------------
    Federal:
      Current                               $   2,883    $   3,151      $ 1,781
      Deferred-net                                814          671          363
      Amortization of investment tax credits      (85)         (96)        (115)
    ---------------------------------------------------------------------------
                                                3,612        3,726        2,029
    ---------------------------------------------------------------------------
    State and local:
      Current                                     421          485          232
      Deferred-net                                247          169          190
    ---------------------------------------------------------------------------
                                                  668          654          422
    ---------------------------------------------------------------------------
    Total                                   $   4,280    $   4,380      $ 2,451
    ===========================================================================

    A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary items and cumulative effect of accounting change is as follows:

    --------------------------------------------------------------------------------------------------
                                                                      1999          1998        1997
    --------------------------------------------------------------------------------------------------
    Taxes computed at federal statutory rate                      $  3,798     $   4,240     $ 2,288
    Increases (decreases) in income taxes resulting from:
     Amortization of investment tax credits over the life of
       the plant that gave rise to the credits                         (55)          (62)        (75)
     State and local income taxes-net of federal income tax benefit    440           424         274
     Other-net                                                          97          (222)        (36)
    --------------------------------------------------------------------------------------------------
    Total                                                         $  4,280     $   4,380     $ 2,451
    ==================================================================================================

Note 11.  Employee Benefits

    Pensions - Substantially all employees of SBC are covered by one of various noncontributory pension and death benefit plans. Management employees participate in either cash balance or defined lump sum pension plans. The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification. Most employees can elect to receive their pension benefits in either lump sum or annuity.

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

    Effective with the Ameritech merger, SBC performed a midyear valuation for all pension plans. The amounts that follow reflect the impacts and assumptions of the midyear valuation.

    The following table presents the change in the pension plan benefit obligation for the years ended December 31:

    ----------------------------------------------------------------------------
                                                         1999           1998
    ----------------------------------------------------------------------------
    Benefit obligation at beginning of the year    $   27,528     $   26,235
    Service cost - benefits earned during the
      period                                              584            548
    Interest cost on projected benefit obligation       1,831          1,813
    Amendments                                            460            224
    Actuarial (gain)/loss                              (1,121)         1,170
    Special termination benefits                           32             53
    Benefits paid                                      (3,629)        (2,515)
    ----------------------------------------------------------------------------
    Benefit obligation at end of year              $   25,685     $   27,528
    ============================================================================

    The following table presents the change in pension plan assets for the years ended December 31 and the pension plans' funded status at December 31:

    ----------------------------------------------------------------------------
                                                        1999           1998
    ----------------------------------------------------------------------------
    Fair value of plan assets at beginning of the
      year                                         $  41,794      $  38,703
    Actual return on plan assets                       8,065          5,593
    Benefits paid                                     (3,901)        (2,502)
    ----------------------------------------------------------------------------
    Fair value of plan assets at end of year 1     $  45,958      $  41,794
    ============================================================================

    Funded status                                  $  20,273      $  14,266
    Unrecognized prior service cost                    1,898          1,653
    Unrecognized net gain                            (17,926)       (12,487)
    Unamortized transition asset                      (1,036)        (1,352)
    ----------------------------------------------------------------------------
    Prepaid pension cost                           $   3,209      $   2,080
    ============================================================================

    1 Plan assets include SBC common stock of $34 at December 31, 1999 and $71 at December 31, 1998.

    The following table presents amounts recognized in SBC's Consolidated Balance Sheets at December 31:

    ----------------------------------------------------------------------------
                                                         1999           1998
    ----------------------------------------------------------------------------
    Prepaid pension cost                           $    3,539     $    2,512
    Accrued pension liability                            (330)          (432)
    ----------------------------------------------------------------------------
    Net amount recognized                          $    3,209     $    2,080
    ============================================================================

    Net pension cost is composed of the following:

    -----------------------------------------------------------------------------------------
                                                         1999           1998         1997
    -----------------------------------------------------------------------------------------
    Service cost - benefits earned during the
      period                                       $      584     $      548    $     481
    Interest cost on projected benefit obligation       1,831          1,813        1,789
    Expected return on plan assets                     (2,951)        (2,722)      (2,527)
    Amortization of prior service cost                    (35)           (57)         (69)
    Recognized actuarial gain                            (273)          (161)        (157)
    -----------------------------------------------------------------------------------------
    Net pension benefit                            $     (844)    $     (579)   $    (483)
    =========================================================================================

    Significant weighted-average assumptions used in developing pension information include:

    ----------------------------------------------------------------------------------------------
                                                                 1999        1998         1997
    ----------------------------------------------------------------------------------------------
    Discount rate for determining projected benefit obligation   7.75%        7.0%         7.2%
    Long-term rate of return on plan assets                      8.50%        8.5%         8.5%
    Composite rate of compensation increase                      4.25%        4.2%         4.2%
    ==============================================================================================

    The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

    In April 1997, management amended the SBC Pension Benefit Plan to a cash balance pension plan effective June 1, 1997. Under the new plan, participants accrue benefits based on a percentage of pay plus interest. In addition, a transition benefit is phased in over five years. The new plan also requires computation of a grandfathered benefit using the old formula for five years. Participants receive the greater of the cash balance benefit or the grandfathered benefit. The new cash balance plan allows lump sum benefit payments in addition to annuities. This change did not have a significant impact on SBC's net income for 1997.

    During 1997, a significant amount of lump sum pension payments resulted in a partial settlement of PAC's pension plans. Therefore, net settlement gains in the amount of $299 were recognized in 1997. Of this amount, $152 was recognized in the first quarter of 1997 and related primarily to managers who terminated employment in 1996. These gains are not included in the net pension cost shown in the table above.

    In addition to the net periodic benefit costs reported in the above tables, SBC recognized $566 in net settlement gains in the fourth quarter of 1999. These settlement gains resulted from a significant amount of lump sum pension payments that caused a partial settlement of Ameritech's pension plans. SBC is currently evaluating whether additional lump sum payments will require the recognition of additional settlement gains in 2000.

    In December 1999, under the provisions of Section 420 of the Internal Revenue Code, SBC transferred $280 in pension assets to a health care benefit account for the reimbursement of retiree health care benefits paid by SBC.

    Supplemental Retirement Plans - SBC also provides senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. These plans include supplemental defined pension benefits as well as compensation deferral plans, some of which include a corresponding match by SBC based on a percentage of the compensation deferral. Expenses related to these plans were $146, $114 and $97 in 1999, 1998 and 1997. Liabilities of $1,287 and $1,022 related to these plans have been included in other noncurrent liabilities in SBC's Consolidated Balance Sheets at December 31, 1999 and 1998.

    Postretirement Benefits - SBC provides certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrues actuarially determined postretirement benefit costs as active employees earn these benefits. SBC's postretirement benefit cost in 1998 and 1997 for certain plans reflects an estimate of potential future cost sharing by retirees. SBC maintains Voluntary Employee Beneficiary Association trusts to fund postretirement benefits. Assets consist principally of stocks and U.S. government and corporate bonds.

    The following table sets forth the change in the benefit obligation for the years ended December 31:

    ----------------------------------------------------------------------------
                                                           1999           1998
    ----------------------------------------------------------------------------
    Benefit obligation at beginning of the year      $   15,489     $   12,978
    Service cost - benefits earned during the period        260            193
    Interest cost on projected benefit obligation         1,050            904
    Amendments                                               (2)         2,008
    Actuarial (gain)/loss                                  (515)           109
    Benefits paid                                          (771)          (703)
    ----------------------------------------------------------------------------
    Benefit obligation at end of year                $   15,511     $   15,489
    ============================================================================

    The following table sets forth the change in plan assets for the years ended December 31 and the plans' funded status at December 31:

    ----------------------------------------------------------------------------
                                                         1999           1998
    ----------------------------------------------------------------------------
    Fair value of plan assets at beginning of the
      year                                         $    6,869     $    5,583
    Actual return on plan assets                        1,199          1,114
    Employer contribution                                  93            442
    Benefits paid                                        (290)          (270)
    ----------------------------------------------------------------------------
    Fair value of plan assets at end of year 1     $    7,871     $    6,869
    ============================================================================

    Funded status                                  $   (7,640)    $   (8,620)
    Unrecognized prior service cost                       960          1,119
    Unrecognized net gain                              (2,460)        (1,245)
    ----------------------------------------------------------------------------
    Accrued postretirement benefit obligation      $   (9,140)    $   (8,746)
    ============================================================================
    1 Plan assets include SBC common stock of $10 at December 31, 1999 and 1998.

    Postretirement benefit cost is composed of the following:

    ------------------------------------------------------------------------------------
                                                          1999         1998       1997
    ------------------------------------------------------------------------------------
     Service cost-benefits earned during the period $      260    $     193   $    187
     Interest cost on accumulated postretirement
      benefit obligation (APBO)                          1,050          904        876
     Expected return on assets                            (504)        (419)      (351)
     Amortization of prior service cost                    157         (260)      (280)
     Recognized actuarial gain                             (13)         (12)       (27)
    ------------------------------------------------------------------------------------
     Postretirement benefit cost                    $      950    $     406   $    405
    ====================================================================================

    The fair value of plan assets restricted to the payment of life insurance benefits was $1,277 and $1,323 at December 31, 1999 and 1998. At December 31, 1999 and 1998, the accrued life insurance benefits included in the APBO benefit obligation were $540 and $322.

    The assumed medical cost trend rate in 2000 is 8.0%, decreasing linearly to 5.0% in 2006, prior to adjustment for cost-sharing provisions of the medical and dental plans for active and certain recently retired employees. The assumed dental cost trend rate in 2000 is 5.5%, reducing to 5.0% in 2002. A one percentage-point change in the assumed health care cost trend rate would have the following effects:

    ----------------------------------------------------------------------------
                                          One Percentage-        One Percentage-
                                           Point Increase         Point Decrease
    ----------------------------------------------------------------------------
     Effect on total of service and
       interest cost components              $       186             $       148
     Effect on postretirement
       benefit obligation                          1,632                   1,402
    ----------------------------------------------------------------------------

    Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO and related postretirement benefit costs were the same as those used in developing the pension information. Due to the Ameritech merger, a midyear valuation also was performed for all postretirement benefit plans.

Note 12.  Other Employee Benefits

    Employee Stock Ownership Plans - SBC maintains contributory savings plans that cover substantially all employees. Under the savings plans, SBC matches a stated percentage of eligible employee contributions, subject to a specified ceiling.

    SBC has six leveraged ESOPs as part of the existing savings plans. Two of the ESOPs were funded with notes issued by the savings plans to various lenders, the proceeds of which were used to purchase shares of SBC's common stock in the open market. These notes are unconditionally guaranteed by SBC and therefore presented as a reduction to shareowners' equity and an increase in long-term debt. They will be repaid with SBC contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs.

    One ESOP purchased PAC treasury shares in exchange for a promissory note from the plan to PAC. Since PAC is the lender, this note is not reflected as a liability and the remaining cost of unallocated trust shares is carried as a reduction of shareowners' equity. Principal and interest on the note are paid from employer contributions and dividends received by the trust. All PAC shares were exchanged for SBC shares effective with the merger April 1, 1997. The provisions of the ESOP were unaffected by this exchange. Another ESOP acquired SNET shares with the proceeds of notes issued by the savings plans, which SNET guaranteed, through a third party. The SNET common stock was acquired through open market purchases in exchange for a promissory note from the plan to SNET. SNET periodically makes cash payments to the ESOP that, together with dividends received on shares held by the ESOP, are used to make interest and principal payments on both loans. All SNET shares were exchanged for SBC shares effective with the merger October 26, 1998. The provisions of the ESOP were unaffected by this exchange.

    Two ESOPs were funded with notes issued by the savings plans which Ameritech guaranteed, the proceeds of which were used to purchase, at fair market value, shares of Ameritech common stock held in treasury. As a result of Ameritech's unconditional guarantee, the notes are presented as a reduction to shareowners' equity and an increase in long-term debt. Ameritech periodically made cash payments that, together with dividends received on shares held by the ESOPs, were used to make interest and principal payments on the loan. All Ameritech shares were exchanged for SBC shares effective with the merger on October 8, 1999. The provisions of the ESOP were unaffected by this exchange.

    SBC's match of employee contributions to the savings plans is fulfilled with shares of stock allocated from the ESOPs and with purchases of SBC's stock in the open market. Shares held by the ESOPs are released for allocation to the accounts of employees as employer-matching contributions are earned. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees' accounts. Both benefit cost and interest expense on the notes are reduced by dividends on SBC's shares held by the ESOPs and interest earned on the ESOPs' funds.

    Information related to the ESOPs and the savings plans is summarized below:

    -----------------------------------------------------------------------------------------
                                                                1999        1998       1997
    -----------------------------------------------------------------------------------------
    Benefit expense-net of dividends and interest income  $       90  $       77  $      73
    Interest expense-net of dividends and interest income         10          25         36
    -----------------------------------------------------------------------------------------
    Total expense                                         $      100  $      102  $     109
    =========================================================================================
    Company contributions for ESOPs                       $      104  $      142  $     141
    =========================================================================================
    Dividends and interest income for debt service        $       75  $      100  $     104
    =========================================================================================

    SBC shares held by the ESOPs are summarized as follows at December 31:

    -----------------------------------------------------------------------------------------
                                                                   1999             1998
    -----------------------------------------------------------------------------------------
    Unallocated                                                16,030,695       24,501,561
    Allocated to participants                                 101,257,366       95,069,009
    -----------------------------------------------------------------------------------------
    Total                                                     117,288,061      119,570,570
    =========================================================================================

Note 13.  Stock-Based Compensation

    Under various SBC plans, senior and other management employees and non-employee directors have received stock options, stock appreciation rights (SARs), performance stock units and nonvested stock units. Stock options issued through December 31, 1999 carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Beginning in 1994 and ending in 1999, certain Ameritech employees were awarded grants of nonqualified stock options with dividend equivalents. Depending upon the grant, vesting of stock options may occur up to four years from the date of grant. Performance stock units are granted to key employees based upon the common stock price at date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals. Nonvested stock units are valued at market price of the stock at date of grant and vest over a three- to five-year period. Up to 310 million shares may be issued under these plans.

    SBC measures compensation cost for these plans using the intrinsic value-based method of accounting as allowed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
    123). Accordingly, no compensation cost for SBC's stock option plans has been recognized. Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 1999, 1998 and 1997 as defined by FAS 123, SBC's net income would have been $7,969, $7,537 and $3,962, and basic net income per share would have been $2.34, $2.21 and $1.17. The compensation cost that has been charged against income for SBC's other stock-based compensation plans totaled $36, $83 and $65 for 1999, 1998 and 1997.

    For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997: risk-free interest rate of 5.31%, 5.69% and 6.47%; dividend yield of 1.65%, 2.38% and 2.98%;
    expected volatility factor of 15%, 18% and 19%; and expected option life of 4.5, 5.0 and 4.9 years.

    As of December 31, 1998, 29,390 shares of nonperformance-based restricted stock issued to Ameritech employees were outstanding under the Ameritech plans. Shareowners' equity reflects deferred compensation for the unvested stock awarded. This amount was reduced and charged against operations (together with any change in market price) as the employees vested in the stock. All restricted stock under Ameritech plans vested as a result of the Ameritech merger with an SBC subsidiary in 1999.

    Information related to options and SARs is summarized below:

    ------------------------------------------------------------------------------------------------
                                                                                      Weighted-
                                                                                  Average Exercise
                                                                       Number           Price
    ------------------------------------------------------------------------------------------------
    Outstanding at January 1, 1997                                   126,464,343        $20.03
    Granted                                                           56,229,919         25.52
    Exercised                                                        (27,891,733)        18.49
    Forfeited/Expired                                                (10,567,550)        22.85
    ------------------------------------------------------------------------------
    Outstanding at December 31, 1997
      (60,656,487 exercisable at weighted-average price of $19.36)   144,234,979         22.27
    Granted                                                           34,516,726         39.46
    Exercised                                                        (25,767,038)        20.61
    Forfeited/Expired                                                 (6,747,545)        29.64
    ------------------------------------------------------------------------------
    Outstanding at December 31, 1998
      (73,187,564 exercisable at weighted-average price of $20.85)   146,237,122         26.26
    Granted                                                           26,139,492         48.70
    Exercised                                                        (19,095,315)        23.13
    Forfeited/Expired                                                 (4,118,769)        39.06
    ------------------------------------------------------------------------------
    Outstanding at December 31, 1999
      (116,276,298 exercisable at weighted-average price of $26.91)  149,162,530        $30.24
    ================================================================================================

    Information related to options and SARs outstanding at December 31, 1999:

    ------------------------------------------- ------------- -------------- ------------- -------------
    Exercise Price Range                        $10.90-$17.39  $17.40-$29.99 $30.00-$35.49 $35.50-$59.00
    ------------------------------------------- ------------- -------------- ------------- -------------
    Number of options and SARs:
      Outstanding                                  13,145,846     82,990,276     9,845,528    43,180,880
      Exercisable                                  13,145,846     74,948,465     9,845,528    18,336,459
    Weighted-average exercise price:
      Outstanding                                      $15.07         $23.93        $34.16        $46.10
      Exercisable                                      $15.07         $23.53        $34.16        $45.30
    Weighted-average remaining contractual life    3.93 years     6.29 years    8.30 years    8.83 years
    =========================================== ============= ============== ============= =============

    The weighted-average, grant-date fair value of each option granted during 1999, 1998 and 1997 was $9.31, $8.71 and $5.36.

    As of December 31, additional shares available under stock options with dividend equivalents were 1,526,514 in 1999, 1,505,625 in 1998 and 1,325,201 in 1997.

    Options and SARs held by the continuing employees of PAC at the time of the AirTouch Communications, Inc. (AirTouch) spinoff were supplemented with an equal number of options and SARs for common shares of spunoff operations. The exercise prices for outstanding options and SARs held by continuing employees of PAC were adjusted downward to reflect the value of the supplemental spunoff operations' options and SARs. The balance sheet reflects a related liability equal to the difference between the current market price of spunoff operations stock and the exercise prices of the supplemental options outstanding. The spunoff operations options and SARs have been adjusted for Vodafone's acquisition of AirTouch and for Vodafone's five-for-one stock split in 1999. As of December 31, 1999, 404,825 supplemental spunoff operations options and SARs were outstanding with expiration dates ranging from 2000 to 2003. Outstanding options and SARs that were held by employees of the wireless operations at the spinoff date were replaced by options and SARs for common shares of spunoff operations. The spunoff operations assumed liability for these replacement options and SARs.

Note 14.  Shareowners' Equity

    From time to time, SBC repurchases shares of common stock for distribution or to offset shares distributed through its employee benefit plans or in certain acquisitions. In 1999, the Board of Directors approved the repurchase of approximately 23 million shares of SBC's common stock, which has been completed.

    In January 2000, SBC's Board of Directors authorized the repurchase of up to 100 million shares of SBC's common stock.

Note 15.  Acquisitions and Dispositions

    Acquisitions - In July 1999, SBC completed the acquisition of Comcast, the wireless subsidiary of Comcast Corporation, in a transaction valued at approximately $1.8 billion, including assumption of $1.4 billion in debt. With the acquisition, SBC added approximately 862,000 wireless subscribers in Pennsylvania, Delaware, New Jersey and Illinois.

    In June 1999, SBC acquired 20% of Bell Canada, a subsidiary of BCE Inc.
    (BCE), a publicly traded Canadian communications company, for approximately $3.4 billion. As part of the investment, SBC has the option to sell its shares to BCE at fair market value plus 25% in 2002 and 2004. BCE has the option to repurchase the shares on the same terms. SBC also has the right to sell its shares at a premium to BCE if a change in control of BCE occurs before June 2004. After June 2004, the sales price would be the higher of fair market value or the implied value in the transaction that gave rise to the change in control at BCE. Similarly, BCE may repurchase the shares at fair market value any time if there is a change in control of SBC. The investment agreement also provides for rights of first refusal and rights of first offer.

    In January 1998, SBC purchased a 34% interest in Tele Danmark, the national communications provider in Denmark, from the Kingdom of Denmark for approximately $3.1 billion. As part of the investment agreement, Tele Danmark repurchased and retired all remaining shares owned by the Danish government, effectively increasing SBC's equity ownership to 41.6% of Tele Danmark.

    In May 1997, a consortium made up of SBC and Telekom Malaysia Berhad, 60% owned by SBC, completed the purchase of 30% of Telkom. SBC invested approximately $760, approximately $600 of which remained in Telkom.

    During 1997, SBC also acquired assets of several companies engaged in electronic security services for approximately $1 billion in cash and stock.

    These above acquisitions were accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired are being amortized over periods not exceeding 40 years. Results of operations of the acquisitions have been included in the consolidated financial statements from their respective dates of acquisition.

    The above developments did not have a significant impact on consolidated results of operations for 1999, 1998 or 1997, nor would they, had they occurred on January 1 of the respective periods.

    Dispositions - In October 1999, SBC completed the required disposition, as a condition of the Ameritech merger, of 20 Midwestern cellular properties including the competing cellular licenses in several markets including, but not limited to, Chicago, Illinois, and St. Louis, Missouri. SBC recorded an extraordinary gain of $1,379, or $0.40 per share on this sale net of taxes of $960. Results of operations for 1999 up to the date of disposition, 1998 and 1997 include revenues of $705, $891 and $861, net income of $119, $123 and $88 and diluted earnings per share of $0.03, $0.04 and $0.03 related to these cellular properties.

    During the third quarter of 1998, SBC sold its interest in MTN to the remaining shareholders of MTN for $337. The sale fulfilled SBC's obligation to divest MTN as a requirement of the acquisition of Telkom. The effect on other income (expense) - net and net income from the sale of MTN was $250 and $162.

    In April 1998, SBC sold substantially all of its remaining interest in TCNZ in a global stock offering. Net proceeds received in two installment payments in April 1998 and March 1999 were approximately $2.1 billion resulting in an after-tax gain of approximately $1 billion in 1998.

    Pending Transaction - In November 1999, SBC and Prodigy Communications Corporation (Prodigy) announced an agreement to form a partnership that will join their consumer and small business Internet operations. Under the terms of the agreement, which is expected to close in the second quarter of 2000, SBC will make Prodigy its exclusive retail consumer and small business Internet access service for customers in SBC's service area. Prodigy will assume management of approximately 650,000 SBC subscribers of dial-up, ISDN and basic DSL Internet access services, increasing Prodigy's total managed subscriber base to more than 2 million. Subject to specific exceptions, SBC will exclusively market Prodigy service through its extensive marketing channels with a commitment to deliver a minimum of 1.2 million new customers over the next three years to the Prodigy member base. The agreement provides SBC with a 43% ownership stake in the partnership and a similar voting interest in Prodigy. Under certain circumstances, this may translate into a direct ownership interest in Prodigy. Required approvals for the transaction have been received from certain Federal regulatory agencies that had jurisdiction to consider the transaction. The agreement is subject to approval at a meeting of the shareholders of Prodigy, which is anticipated in early 2000.

Note 16.  Software Costs

    The American Institute of Certified Public Accountants issued a Statement of Position (SOP) that requires capitalization of certain computer software expenditures beginning in 1999. The SOP, which prescribed prospective application, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software beginning in 1999. Capitalized software costs are being amortized over three years. Prior to the adoption of the SOP, the costs of computer software purchased or developed for internal use were generally expensed as incurred. However, initial operating system software costs were, and continue to be, capitalized.

    With comparable levels of software expenditures, the SOP would tend to increase net income when compared with SBC's former method of accounting for software costs. However, the increases would be largest in the year of adoption with diminishing levels of increases compared with current accounting throughout the amortization period. Consequently, given otherwise comparable income levels excluding software, and otherwise comparable software expenditures, the effect of the SOP would be to increase income in the first year and decrease income in each subsequent year until the number of years affected by the SOP equals the amortization period. The effect of adopting the SOP was to increase net income by approximately $274, or $0.08 per share, assuming dilution, for the year ended December 31, 1999.

Note 17.  Additional Financial Information

    -----------------------------------------------------------------------------------------------
                                                                               December 31,
                                                                        ---------------------------
    Balance Sheets                                                            1999           1998
    -----------------------------------------------------------------------------------------------
    Accounts payable and accrued liabilities:
       Accounts payable                                                 $    4,834     $    4,726
       Accrued taxes                                                         3,386          2,611
       Advance billing and customer deposits                                 1,481          1,255
       Compensated future absences                                             711            677
       Accrued interest                                                        427            432
       Accrued payroll                                                         800            536
       Other                                                                 3,464          3,016
    -----------------------------------------------------------------------------------------------
    Total                                                               $   15,103     $   13,253
    ===============================================================================================

    -----------------------------------------------------------------------------------------------
    Statements of Income                                          1999        1998           1997
    -----------------------------------------------------------------------------------------------
    Advertising expense                                   $        812  $      814     $      844
    ===============================================================================================
    Interest expense incurred                             $      1,511  $    1,691     $    1,700
    Capitalized interest                                           (81)        (86)          (150)
    -----------------------------------------------------------------------------------------------
    Total interest expense                                $      1,430  $    1,605     $    1,550
    ===============================================================================================

    -----------------------------------------------------------------------------------------------
    Statements of Cash Flows                                      1999        1998           1997
    -----------------------------------------------------------------------------------------------
    Cash paid during the year for:
       Interest                                           $      1,516  $    1,713     $    1,676
       Income taxes, net of refunds                              2,638       2,676          1,640
    ===============================================================================================

    No customer accounted for more than 10% of consolidated revenues in 1999, 1998 or 1997.

    Approximately two-thirds of SBC employees are represented by collective bargaining agreements with varying dates of expiration in the years 2001 through 2002.

Note 18.  Quarterly Financial Information (Unaudited)

    -------------------------------------------------------------------------------------------------
                    Total                                              Stock Price
                                                                   ----------------------------------
                                                          Diluted
      Calendar    Operating    Operating       Net       Earnings
      Quarter     Revenues      Income       Income     Per Share      High       Low        Close
    -------------------------------------------------------------------------------------------------
    1999
    First        $   11,802   $    3,051   $   1,980    $     0.57 $   59.938 $  46.063   $   47.188
    Second           12,256        3,227       1,938          0.56     58.000    48.000       58.000
    Third            12,534        2,462       1,135          0.33     59.875    45.375       51.063
    Fourth           12,897        2,858       3,106          0.90     55.500    44.063       48.750
    ----------------------------------------------------
    Annual       $   49,489   $   11,598   $   8,159    $     2.36
    =================================================================================================
    1998

    First        $   11,038   $    2,685   $   1,483    $     0.43 $   46.563 $  35.375   $   43.375
    Second           11,398        3,017       2,750          0.80     44.938    37.125       40.000
    Third            11,606        2,994       1,926          0.56     44.875    35.000       44.375
    Fourth           12,165        2,527       1,531          0.44     54.875    41.125       53.625
    ----------------------------------------------------
    Annual       $   46,207   $   11,223   $   7,690    $     2.23
    =================================================================================================

    The first quarter of 1999 includes a cumulative effect of accounting change of $207, or $0.06 per share from a change in accounting for directory operations at Ameritech. The fourth quarter of 1999 includes an extraordinary gain of $1,379, or $0.40 per share on the sale of the overlapping wireless properties. The first quarter of 1998 includes a cumulative effect of accounting change of $15, or $0.01 per share from a change in accounting for directory operations at SNET. The fourth quarter of 1998 includes an extraordinary loss on retirement of debt of $60, or $0.02 per share.

    There were also normalizing (i.e. one-time) items which are included in the information above, but are excluded from the information that management uses to evaluate the performance of each segment of the business (see Note
    7). The after-tax impact of the 1999 normalizing items was as follows:

o An expense reduction of $27 in the first quarter related to a first quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned cellular retail stores.
o Charges of $883 in the third quarter and $574 in the fourth quarter related to strategic initiatives resulting from the merger integration process with Ameritech (see Note 2).
o Gains of $368 in the fourth quarter related to lump sum pension settlement gains for 1999 retirements.
o Gains of $77 in the fourth quarter related to sales by an international equity affiliate.
o Incremental impacts of overlapping wireless properties required to be sold in October 1999 of $39 in the first quarter, $28 in the second quarter, $47 in the third quarter and $5 in the fourth quarter.

    The after-tax impact of the 1998 normalizing items was as follows:

o Charges of $64 in the first quarter to cover the cost of consolidating security monitoring centers and company-owned cellular retail stores.
o       Gain of $1,012 in the second quarter on the sale of TCNZ shares.
o Gains of $219 in the third quarter on sales of certain non-core businesses, principally the required disposition of MTN, due to SBC's investment in Telkom.
o Charges of $268 in the fourth quarter related to strategic initiatives resulting from the merger integration process with SNET.
o Gain of $102 in the fourth quarter from the sale of certain telephone and directory assets.
o Incremental impacts of overlapping wireless properties required to be sold in October 1999 of $19 in the first quarter, $30 in the second quarter, $28 in the third quarter and $46 in the fourth quarter.

                         Report of Independent Auditors

The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1998 and 1997 financial statements of Ameritech Corporation, a wholly owned subsidiary, which statements reflect total assets constituting approximately 40% of the Company's related 1998 consolidated financial statement total and which reflect total operating revenues constituting approximately 37% of the Company's related consolidated financial statement totals for the years ended December 31, 1998 and 1997. Those statements were audited by other auditors whose report has been furnished to us. Our opinion, insofar as it relates to the 1998 and 1997 data included for Ameritech Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

San Antonio, Texas

February 11, 2000

                              Report of Management

The consolidated financial statements have been prepared in conformity with United States' generally accepted accounting principles. The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by year end, are the responsibility of management, as is all other information included in the Annual Report, unless otherwise indicated.

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

The Audit Committee of the Board of Directors, which consists of 11 directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their respective responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer




Donald E. Kiernan
Senior Executive Vice President,
Chief Financial Officer and Treasurer

Stock Trading Information

SBC is listed on the New York, Chicago and Pacific stock exchanges and The Swiss Exchange. SBC is traded on the London Stock Exchange through the SEAQ International Markets facility.

Ticker symbol (NYSE): SBC

Newspaper stock listing: SBC or SBC Comm