Form 10-K, Exhibit 13
period 2000-12-31
SBC COMMUNICATIONS INC
filed 2001-03-12
CIK 732717

 Selected Financial and Operating Data
-------------------------------------------------------------------------------------------------------
Dollars in millions except per share amounts
-------------------------------------------------------------------------------------------------------
At December 31 or for the year ended:          2000       1999       1998       1997        1996
-------------------------------------------------------------------------------------------------------
Financial Data 1
Operating revenues                        $  51,476  $  49,531  $  46,241  $  43,126  $   40,515
-------------------------------------------------------------------------------------------------------
Operating expenses                        $  40,733  $  37,933  $  35,018  $  35,524  $   30,466
-------------------------------------------------------------------------------------------------------
Operating income                          $  10,743  $  11,598  $  11,223  $   7,602  $   10,049
-------------------------------------------------------------------------------------------------------
Interest expense                          $   1,592  $   1,430  $   1,605  $   1,550  $    1,418
-------------------------------------------------------------------------------------------------------
Equity in net income of affiliates        $     897  $     912  $     613  $     437  $      470
-------------------------------------------------------------------------------------------------------
Other income (expense) - net              $   2,561  $    (354) $   1,702  $     (93) $     (215)
-------------------------------------------------------------------------------------------------------
Income taxes                              $   4,921  $   4,280  $   4,380  $   2,451  $    3,368
-------------------------------------------------------------------------------------------------------
Income before extraordinary items and
  cumulative effect of accounting change  $   7,967  $   6,573  $   7,735  $   4,087  $    5,705
-------------------------------------------------------------------------------------------------------
Net Income 2                              $   7,967  $   8,159  $   7,690  $   4,087  $    5,795
-------------------------------------------------------------------------------------------------------
Earnings per common share:
 Income before extraordinary items and
  cumulative effect of accounting change  $    2.35  $    1.93  $    2.27  $    1.21  $     1.67
-------------------------------------------------------------------------------------------------------
Net Income 2                              $    2.35  $    2.39  $    2.26  $    1.21  $     1.70
-------------------------------------------------------------------------------------------------------
Earnings per common share - assuming
dilution:
 Income before extraordinary items and
  cumulative effect of accounting change  $    2.32  $    1.90  $    2.24  $    1.20  $     1.66
-------------------------------------------------------------------------------------------------------
Net Income 2                              $    2.32  $    2.36  $    2.23  $    1.20  $     1.69
-------------------------------------------------------------------------------------------------------
Total assets                              $  98,651  $  83,215  $  74,966  $  69,917  $   65,765
-------------------------------------------------------------------------------------------------------
Long-term debt                            $  15,492  $  17,475  $  17,170  $  17,787  $   16,536
-------------------------------------------------------------------------------------------------------
Construction and capital expenditures     $  13,124  $  10,304  $   8,882  $   8,856  $    8,304
-------------------------------------------------------------------------------------------------------
Free cash flow 3                          $   1,175  $   6,274  $   4,099  $   2,723  $    2,964
-------------------------------------------------------------------------------------------------------
Dividends declared per common share 4     $   1.015  $   0.975  $   0.935  $   0.895  $    0.860
-------------------------------------------------------------------------------------------------------
Book value per common share               $    9.00  $    7.87  $    6.69  $    5.26  $     4.94
-------------------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges             6.95       6.52       6.79       4.10        5.67
-------------------------------------------------------------------------------------------------------
Debt ratio                                     45.2%      42.9%      47.3%      54.9%      55.6%
-------------------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding (000,000)                       3,392      3,409      3,406      3,391       3,409
-------------------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding with dilution (000,000)         3,433      3,458      3,450      3,420       3,429
-------------------------------------------------------------------------------------------------------
End of period common shares
  outstanding (000,000)                       3,386      3,395      3,406      3,398       3,389
-------------------------------------------------------------------------------------------------------
Operating Data
-------------------------------------------------------------------------------------------------------
Network access lines in service (000)        61,250     60,697     58,980     56,707      53,891
-------------------------------------------------------------------------------------------------------
Access minutes of use (000,000)             281,581    264,010    247,597    228,300     208,230
-------------------------------------------------------------------------------------------------------
Wireless customers (000) - Cingular/SBC 5    19,681     11,151      8,686      7,556       6,018
-------------------------------------------------------------------------------------------------------
Number of employees                         220,090    204,530    200,380    202,440     185,400
-------------------------------------------------------------------------------------------------------
  Certain one-time items are included in the results for each year presented. See Results of Operations for a summary of the 2000, 1999 and 1998 one-time items. In 1997, results include the incremental operating impacts attributable to the operations of the overlapping Ameritech Corporation (Ameritech) wireless properties sold in 1999, charges resulting from the merger integration process with Pacific Telesis Group (PAC), and charges related to a work force restructuring at Belgacom S.A. Additionally, we recognized gains from the sale of our interests in Bell Communications Research, Inc. and from settlement gains at PAC associated with lump sum pension payments for 1996 retirements. Excluding these items, SBC Communications Inc. (SBC) reported an adjusted net income of $5,836, or $1.71 diluted earnings per share in 1997. In 1996, results include the incremental operating impacts attributable to the operations of the overlapping Ameritech wireless properties sold in 1999. Excluding these items, SBC reported an adjusted income before cumulative effect of accounting change of $5,216, or $1.52 diluted earnings per share, and an adjusted net loss of $1,493, or $0.43 diluted earnings per share in 1996.
  Amounts include the following extraordinary items and cumulative effect of accounting change: 1999, gain on sale of overlapping cellular properties and change in directory accounting at Ameritech; 1998, early retirement of debt and change in directory accounting at Southern New England Telecommunications Corp. (SNET); 1996, change in directory accounting at PAC.
  Free cash flow is net cash provided by operating activities less construction and capital expenditures.
  Dividends declared by SBC’s Board of Directors; these amounts do not include dividends declared and paid by Ameritech, SNET and PAC prior to their respective mergers.
  All periods exclude customers from the overlapping Ameritech wireless properties sold in 1999. Beginning in 2000, the number presented is the total customers served by Cingular Wireless, in which we own a 60% equity interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

Throughout this document, SBC Communications Inc. is referred to as “we” or “SBC”. We are a holding company whose subsidiaries and affiliates operate in the communications services industry. Our subsidiaries and affiliates provide wireline and wireless telecommunications services and equipment, directory advertising and cable television services both domestically and worldwide.

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes. A reference to a Note in this section refers to the accompanying Notes to the Consolidated Financial Statements.

Results of Operations

Overview
Reported financial results are summarized as follows:
-------------------------------------------------------------------------------------------------
                                                                                Percent Change
                                                                              -------------------
                                                                                2000 vs.  1999 vs.
                                                  2000       1999       1998      1999      1998
-------------------------------------------------------------------------------------------------
Operating revenues                          $   51,476 $   49,531  $   46,241      3.9%      7.1%
Operating expenses                              40,733     37,933      35,018      7.4       8.3
Operating income                                10,743     11,598      11,223     (7.4)      3.3
Other income (expense) - net                     2,561       (354)      1,702        -         -
Income before extraordinary items and
  cumulative effect of accounting change         7,967      6,573       7,735     21.2     (15.0)
Extraordinary items                                  -      1,379         (60)       -         -
Cumulative effect of accounting change               -        207          15        -         -
Net income                                       7,967      8,159       7,690     (2.4)      6.1
=================================================================================================

In 1999 and 1998, net income reflected a cumulative effect of accounting change related to accounting for directory revenues and expenses (see Note 1). In 1999, we recognized an extraordinary gain from the sale of overlapping cellular properties relating to the Ameritech Corporation (Ameritech) merger (see Note 15). In 1998, we incurred an extraordinary loss related to the early retirement of debt.

The reported results shown in the table above also include one-time items that we normalize for management purposes. Excluding these items, 2000 income before extraordinary items and cumulative effect of accounting change would have been $7,746, or 4.1% higher than 1999 earnings of $7,439. The corresponding diluted earnings per share amounts would be $2.26 in 2000, or 5.1% higher than $2.15 in 1999. In 1999, income before extraordinary items and cumulative effect of accounting change would have been 12.5% higher than 1998 earnings of $6,611. The corresponding diluted earnings per share amounts would have been 12.0% higher than $1.92 in 1998. The following table summarizes these items and their combined annual effect on the relevant income or expense lines. Each individual item is described following the table. The impact of proportionately consolidating our 60% interest in Cingular Wireless (Cingular) is not included in the table below. For a discussion of this item, please refer to the wireless segment results later in this document.

Normalizing Items Summary
---------------------------------------------------------------------------------------------------
                                                2000              1999              1998
---------------------------------------------------------------------------------------------------
Operating revenues                        $      (23) 6         $  529  8,9       $  884  14,16
Operating expenses                             1,405  3,4,5,6    1,454  8,9,10,12  1,148  14,16,17
---------------------------------------------------------------------------------------------------
Operating income                              (1,428)             (925)             (264)
---------------------------------------------------------------------------------------------------
Interest expense                                   -                12  9             21  14,16
Interest income                                    -                 -                 -
Equity in net income of affiliates               (36) 1,3,6        131  11             -
Other income (expense) - net                   2,149  1,2,4,6,7    (22) 8,9        2,040  13,15,16,17
---------------------------------------------------------------------------------------------------
Income before income taxes                       685              (828)            1,755
---------------------------------------------------------------------------------------------------
Income taxes *                                   464                38               631
---------------------------------------------------------------------------------------------------
Income before extraordinary items and
  cumulative effect of accounting change  $      221            $ (886)           $1,124
===================================================================================================
* All normalizing items except 5 below have tax impacts.

Normalized results for 2000 exclude the following items:

  Gains of $1,886 ($1,248 net of tax) related to the sale of direct and indirect investments in MATAV and Netcom GSM, two international equity affiliates, and from the contribution of our investment in ATL - Algar Telecom Leste S.A. (ATL), a Brazilian telecommunications company, to Telecom Americas Ltd. (Telecom Americas).
  Gains of $238 ($155 net of tax) on the sale of Teléfonos de México, S.A. de C.V. (Telmex) L shares associated with our private purchase of a note receivable with characteristics that will essentially offset future mark to market adjustments on the Debt Exchangeable for Common Stock (DECS).
  Pension settlement gains of $512 ($328 net of tax) associated with pension litigation, first quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 12).
  Costs of $1,205 ($800 net of tax) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech.
  A charge of $132 (with no tax effect) related to in-process research and development from the March 2000 acquisition of Sterling Commerce, Inc. (Sterling) (see Note 15).
  Combined charges of $971 ($677 net of tax) related to valuation adjustments of SecurityLink, Ameritech’s electronic security operations, and certain cost investments accounted for under Financial Accounting Standards Board Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and the restructure of agreements with Prodigy Communications Corporation, including the extension of a credit facility and recognition of previously unrecognized equity losses from our investment (see Note 16).
  Gains of $359 ($99 net of tax) primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular.
Normalized results for 1999 exclude the following items:

  Charges totaling $1,766 ($1,457 net of tax) including recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts, estimation of deferred taxes on international investments, wireless conversion costs and other items (see Note 2).
  Elimination of income of $197 ($119 net of tax) from the incremental impacts of overlapping wireless properties sold in October 1999 relating to the Ameritech merger.
  Pension settlement gains of $566 ($368 net of tax) associated with lump sum pension payments that exceeded the projected service and interest costs.
  Gains of $131 ($77 net of tax) recognized from the sale of property by an international equity affiliate.
  A reduction of $45 ($27 net of tax) related to a portion of a first quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.
Normalized results for 1998 exclude the following items:

  Gain of $1,543 ($1,012 net of tax) from the sale of Telecom Corporation of New Zealand Limited (TCNZ) shares.
  Charges of $433 ($268 net of tax) related to strategic initiatives resulting from the merger integration process with Southern New England Telecommunications Corp. (SNET).
  Gains of $358 ($219 net of tax) from the sale of certain non-core businesses, principally the required disposition of our investment in MTN, a cellular company in South Africa.
  Elimination of income of $221 ($123 net of tax) from the incremental impacts of overlapping wireless properties sold in October 1999 relating to the Ameritech merger.
  Gains of $170 ($102 net of tax) from the sale of certain telephone and directory assets.
  Charges of $104 ($64 net of tax) to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.

The primary factors contributing to the 2000 and 1999 increases in consolidated normalized revenues were growth in demand for data communications and wireless services and products. These increases were offset in 2000 and partially offset in 1999 by increased operating expenses related to the buildout of our broadband network and investments in new products and services, including Digital Subscriber Line (DSL), national expansion and long distance service. The national expansion initiative is our plan to enter the top 30 metropolitan markets beyond our traditional regions by April 2002. InterLATA long distance service was launched in Texas on July 10, 2000.

The contribution of our wireless operations to Cingular in October 2000, which we account for under the equity method of accounting, means that our reported revenues and expenses lines in 2001 will no longer include our wireless operations. Instead, our 60% share of Cingular’s operations will be reported in the equity in net income of affiliates line item (see Note 6).

Segment Results

Our segments are strategic business units that offer different products and services and are managed accordingly. We evaluate performance based on income before income taxes adjusted for normalizing (e.g., one-time) items. Transactions among segments are reported at fair value and the accounting policies of the segments are the same as those described in Note 1.

As a result of the reorganization of management in the fourth quarter of 2000, we have adjusted our segment reporting structure. We now have five reportable segments that reflect the current management of our business: wireline, wireless, directory, international and other. Directory, which was formerly included in the information and entertainment segment, is now a stand-alone segment. SecurityLink and Ameritech’s cable television operations, which were formerly included in the information and entertainment segment, as well as Ameritech’s paging operations, which were formerly included in the wireless segment, and all corporate operations, which were formerly included in corporate, adjustments and eliminations have been moved to the other segment.

The wireline segment provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment.

Prior to the fourth quarter of 2000, the wireless segment included our consolidated businesses that provided wireless telecommunications services and sold wireless equipment. In October 2000, we contributed substantially all of our wireless businesses to Cingular and began reporting results from Cingular’s operations as equity income in the consolidated financial statements (see Note 6). However, for internal management purposes, we analyze Cingular’s results using proportional consolidation and therefore will discuss Cingular’s results on that basis in the wireless segment.

The directory segment consists of all SBC directory operations, including yellow and white pages advertising and electronic publishing. All investments with primarily international operations are included in the international segment.

The following tables show components of normalized results of operations by segment. A discussion of significant segment results is also presented. Intercompany interest affects the segment results of operations but is not discussed as it is eliminated in consolidation. The consolidated results section discusses interest income, interest expense, other income (expense) - net and income taxes.

Wireline
Normalized Results
----------------------------------------------------------------------------------------
                                                                    Percent Change
                                                                ------------------------
                                                                    2000 vs.    1999 vs.
                                   2000       1999       1998         1999        1998
----------------------------------------------------------------------------------------
Operating revenues
  Local service                  $  22,126  $  19,544 $  17,546       13.2%       11.4%
  Network access                    10,496     10,189     9,677        3.0         5.3
  Long distance service              2,975      3,395     3,695      (12.4)       (8.1)
  Other                              4,379      4,302     4,446        1.8        (3.2)
----------------------------------------------------------------
Total Operating Revenues            39,976     37,430    35,364        6.8         5.8
----------------------------------------------------------------
Operating expenses
  Operations and support            23,958     21,486    20,342       11.5         5.6
  Depreciation and amortization      7,656      6,825     6,437       12.2         6.0
----------------------------------------------------------------
Total Operating Expenses            31,614     28,311    26,779       11.7         5.7
----------------------------------------------------------------
Operating Income                     8,362      9,119     8,585       (8.3)        6.2
----------------------------------------------------------------
Interest Expense                     1,240      1,188     1,250        4.4        (5.0)
----------------------------------------------------------------
Other Income (Expense) - Net            70        115       (20)     (39.1)         -
----------------------------------------------------------------
Income Before Income Taxes       $   7,192  $   8,046 $   7,315      (10.6)%      10.0%
========================================================================================
Local service revenues increased $2,582, or 13.2%, in 2000 and $1,998, or 11.4%, in 1999. Excluding the operations of Sterling, acquired in March 2000, the increase was approximately 10.9% in 2000. Approximately $619 of the increase in 2000 was attributable to increased demand from business customers for network integration and Internet services. In 1999, revenues from a network integration company acquired in the second quarter of 1999 contributed approximately $578 to the increase. Demand for DSL and dial-up Internet services in the residential market increased local service revenues by approximately $164 in 2000 and $24 in 1999. Increased demand for wholesale services, including the resale and sale of unbundled network elements, accounted for approximately $389 of the increase in 2000 and $193 in 1999. Additionally, directory assistance revenues increased approximately $75 in 2000, primarily due to price increases in California, Illinois and Texas, and by $16 in 1999, due to the introduction of national directory assistance.

Total access lines in service at the end of 2000 increased by approximately 1%, while access lines in service at the end of 1999 increased more than 3%. The lower growth rate in access lines is due largely to competitive losses, as discussed in the “Competition” section of “Operating Environment and Trends of the Business”, as well as DSL penetration, particularly in California, which has reduced demand for additional lines. Vertical services revenues, which include custom calling services, such as Caller ID, Call Waiting, voice mail and other enhanced services, increased by approximately 10% to more than $3.7 billion in 2000 and increased by 14% to more than $3.3 billion in 1999.

Local service revenues also increased as a result of regulatory actions that decreased one or more other types of operating revenues. In 2000, the introduction of extended area service plans and the September 1999 Texas Universal Service Fund (TUSF) rate rebalancing collectively increased local service revenues by approximately $140. In 1999, the introduction of extended area service plans, the introduction of the California High Cost Fund (CHCF) and the TUSF rate rebalancing collectively increased local service revenues by approximately $185. However, these regulatory actions had only a nominal effect on overall revenue because they decreased intrastate network access revenues by approximately $95 in 2000 and $87 in 1999 and decreased long distance revenues by approximately $22 in 2000 and $112 in 1999. The Texas Public Utility Commission has stated that the TUSF is intended, among other things, to help support the provision of basic local telephone service to high-cost rural areas.

Network access revenues increased $307, or 3.0%, in 2000 and $512, or 5.3%, in 1999 due primarily to demand for special access and switched data transport services, as well as higher network usage by alternative providers of intraLATA toll services. Additionally, in 1999, customer number portability cost recovery, net of a Federal Communications Commission (FCC) retroactive rate decrease, contributed approximately $183 to the increase. The increase in 2000 was partially offset by the effects of the July 2000 implementation of the Coalition for Affordable Local and Long Distance Service (CALLS) proposal, as discussed under “Regulatory Environment”, of approximately $293. Also offsetting the 2000 increase were the effects of the TUSF described in local service above of $95 as well as other state regulatory rate reductions of $183. Partially offsetting the 1999 increase were the effects of rate reductions of approximately $296 related to the FCC’s productivity factor adjustment and access reform, state regulatory rate reductions, including reduction of cellular interconnection rates and the intrastate rate reduction by the Texas legislature of approximately $144, and the effects of the TUSF and CHCF described in local service above of $87.

Long distance service revenues decreased $420, or 12.4%, in 2000 and $300, or 8.1%, in 1999. Competitive losses, primarily resulting from dialing parity implementation, decreased long distance revenues by approximately $329 in 2000 and $202 in 1999. Decreases also resulted from the effects of regulatory actions of approximately $22 in 2000 and $112 in 1999, as discussed in local service, related to the continued introduction of extended area service plans.

The decreases in 2000 were partially offset by approximately $64 from the entry into the Texas long distance market for interLATA and interstate services and $31 due to price increases in Illinois, Indiana, Michigan and Ohio. In 1999, the decreases were partially offset by approximately $128 due to increased demand at Ameritech’s long distance unit, certified to provide long distance service outside SBC’s region, and increased demand and toll messages for SNET All Distance.

Other operating revenues increased $77, or 1.8%, in 2000 and decreased $144, or 3.2%, in 1999. Equipment sales, primarily residential, increased approximately $177 in 2000 and were flat in 1999, while the payphone business declined $124 in 2000 and $176 in 1999. Sales of other nonregulated products and services increased in both 2000 and 1999.

Operations and support expenses increased $2,472, or 11.5%, in 2000 and $1,144, or 5.6%, in 1999. Approximately $931 of the 2000 and $301 of the 1999 increases were related to costs associated with the continued rollout of DSL. Costs associated with network integration and E-Commerce services, including acquisitions in 2000 and 1999, increased approximately $853 in 2000 and $575 in 1999. Personnel increases related to continued demand for new products and services increased operations and support expenses by approximately $520 in 2000 and $133 in 1999. In addition, our national expansion initiative increased expenses by approximately $307 in 2000 and $69 in 1999. Costs associated with reciprocal compensation declined in 2000 by approximately $176 primarily due to rate reductions and settlements we reached with other carriers during the year. By contrast, reciprocal compensation costs increased by approximately $288 in 1999. The 1999 increases were partially offset by a change in accounting for software costs which required approximately $345 to be capitalized rather than expensed in 1999.

Depreciation and amortization expenses increased $831, or 12.2%, in 2000 and $388, or 6.0%, for 1999. Overall higher plant levels increased depreciation expense by approximately $308 in 2000 and $326 in 1999. Our acquisition of Sterling in March 2000 caused an increase of approximately $263 in 2000. Amortization of capitalized software also increased approximately $198 in 2000 over the 1999 amount of $37 due to the 1999 adoption of a new accounting standard requiring the capitalization of certain internal use software.

Wireless
Normalized Results
---------------------------------------------------------------------------------------
                                                                   Percent Change
                                                                -----------------------
                                                                   2000 vs.   1999 vs.
                                   2000       1999       1998        1999       1998
---------------------------------------------------------------------------------------
Operating revenues
  Subscriber revenue             $   6,479  $   5,307 $   4,540      22.1%       16.9%
  Other                              1,463      1,318       936      11.0        40.8
----------------------------------------------------------------
Total Operating Revenues             7,942      6,625     5,476      19.9        21.0
----------------------------------------------------------------
Operating expenses
  Operations and support             5,349      4,464     3,885      19.8        14.9
  Depreciation and amortization      1,086        918       680      18.3        35.0
----------------------------------------------------------------
Total Operating Expenses             6,435      5,382     4,565      19.6        17.9
----------------------------------------------------------------
Operating Income                     1,507      1,243       911      21.2        36.4
----------------------------------------------------------------
Interest Expense                       424        226       189      87.6        19.6
----------------------------------------------------------------
Other Income (Expense) - Net          (108)      (134)     (177)    (19.4)      (24.3)
----------------------------------------------------------------
Income Before Income Taxes       $     975  $     883 $     545      10.4%       62.0%
=======================================================================================
As a result of our joint venture agreement with BellSouth Corporation (BellSouth) (see Note 6), we account for our interest in Cingular under the equity method of accounting. However, for evaluating results of Cingular internally, we use proportional consolidation. In the table above, amounts for 2000 include nine months of our historical wireless operations and three months of 60% of the results of Cingular plus our wireless properties not yet contributed. Results for 1999 and 1998 reflect our historical wireless operations that have been contributed or are pending contribution to Cingular. As certain wireless operations of BellSouth and SBC will be contributed to Cingular in future periods, the fourth quarter 2000 results are not completely indicative of prospective proportionate results.

Wireless subscriber revenues increased $1,172, or 22.1%, in 2000 and $767, or 16.9%, in 1999. Acquisitions of wireless properties accounted for approximately one-third of the increase in 2000, with the remaining increase due to net customer additions. For the fourth quarter of 2000, Cingular had approximately 814,000 net customer additions and wireless customers totaling 19,680,000 at December 31, 2000, compared to 16,599,000 at December 31, 1999 on a pro forma basis. The 1999 increase in revenues is primarily due to 2,465,000 in net customer additions, which includes approximately 1,237,000 customers attributable to the third quarter 1999 acquisitions of Comcast Cellular Corporation (Comcast) and Cellular Communications of Puerto Rico, Inc. (Cellular Communications). The 2000 and 1999 increases were partially offset by declines in average revenue per customer due to the continued migration of customers to flat rate plans.

Other revenues increased $145, or 11.0%, in 2000 and $382, or 40.8%, in 1999. The 2000 increase was predominately due to increased equipment sales, related to the increase in customer additions, as noted above. The 1999 increase was primarily attributable to a $291 increase in outcollect roaming revenues (revenues from other carriers’ customers roaming on our networks) and increased equipment sales related to the increase in customer additions.

Operations and support expenses increased $885, or 19.8%, in 2000 and $579, or 14.9%, in 1999 due primarily to growth in the number of customers, which included customers attributable to the third quarter 1999 acquisitions, discussed in subscriber revenues above. The 1999 results also were impacted by increased incollect roaming expenses and software costs capitalized rather than expensed in 1999.

Depreciation and amortization expenses increased $168, or 18.3%, in 2000 and $238, or 35.0%, in 1999. The increases were primarily related to third quarter 1999 acquisitions; however, 2000 included approximately a $35 decrease resulting from a purchase price allocation true-up adjustment related to the acquisitions.

Directory
Normalized Results
--------------------------------------------------------------------------------------
                                                                   Percent Change
                                                                ----------------------
                                                                   2000      1999 vs.
                                                                     vs.
                                   2000       1999       1998       1999       1998
--------------------------------------------------------------------------------------
Operating Revenues               $   4,340  $   4,126 $   3,753       5.2%       9.9%
----------------------------------------------------------------
Operating expenses
  Operations and support             2,008      2,081     1,919      (3.5)       8.4
  Depreciation and amortization         32         33        36      (3.0)      (8.3)
----------------------------------------------------------------
Total Operating Expenses             2,040      2,114     1,955      (3.5)       8.1
----------------------------------------------------------------
Operating Income                     2,300      2,012     1,798      14.3       11.9
----------------------------------------------------------------
Interest Expense                         4          9         9     (55.6)        -
----------------------------------------------------------------
Other Income (Expense) - Net            65          8         8         -         -
----------------------------------------------------------------
Income Before Income Taxes       $   2,361  $   2,011 $   1,797      17.4%      11.9%
======================================================================================
Directory operating revenues increased $214, or 5.2%, in 2000 and $373, or 9.9%, in 1999. Increased demand for directory advertising services contributed approximately $173 to the increase in 2000, combined with an increase of $33 related to a change in the timing of directory publications. The 1999 increase includes approximately $107 related to the previously discussed change in directory accounting at Ameritech, $57 for changes in the directory publishing schedule and $30 due to the restructuring of certain agreements that shifted directory revenues from the wireline segment.

Operations and support expenses decreased $73, or 3.5%, in 2000 and increased $162, or 8.4%, in 1999. The decreased expenses in 2000 were primarily related to cost savings from the merger integration process with Ameritech. The 1999 results reflect approximately a $103 increase in expenses as a result of a change in directory accounting at Ameritech.

International
Normalized Results
---------------------------------------------------------------------------------------
                                                                    Percent Change
                                                                 ----------------------
                                                                    2000 vs.   1999 vs.
                                       2000      1999       1998     1999       1998
---------------------------------------------------------------------------------------
Operating Revenues                 $     328 $     255 $     149      28.6%      71.1%
-----------------------------------------------------------------
Operating Expenses                       475       266       227      78.6       17.2
-----------------------------------------------------------------
Operating Income (Loss)                 (147)      (11)      (78)       -       (85.9)
-----------------------------------------------------------------
Interest Expense                         174       235       213     (26.0)      10.3
-----------------------------------------------------------------
Equity in Net Income of Affiliates       862       739       588      16.6       25.7
-----------------------------------------------------------------
Other Income (Expense) - Net             389       209       156      86.1       34.0
-----------------------------------------------------------------
Income Before Income Taxes         $     930 $     702 $     453      32.5%      55.0%
=======================================================================================
Operating revenues increased $73, or 28.6%, in 2000 and $106, or 71.1%, in 1999. The increases were primarily from increased volume-related long distance revenues. Revenues for 2001 will not include those of our German directory investment, Wer Liefert Was (WLW), which was sold in December 2000. Revenues related to WLW in 2000 and 1999 were approximately $40 and $46.

Operating expenses increased $209, or 78.6%, in 2000 and $39, or 17.2%, in 1999. The increases were largely due to the costs associated with the increased long distance volumes as noted above, and partly due to an increase in corporate support charges in 2000. In 2001, expenses will be lower by the amount that was associated with the operations of WLW, approximately $36 in 2000 and $35 in 1999.

Equity in net income of affiliates increased $123, or 16.6%, in 2000 and $151, or 25.7%, in 1999. The 2000 increase includes increased equity in net income, including our share of certain disposition gains, of approximately $219 from investments in Telmex, Tele Danmark, and Belgacom S.A. (Belgacom). A full twelve months of operations from Bell Canada in 2000 resulted in approximately $48 higher equity income than the seven months of operations in 1999. Our investment in Cegetel S.A. produced positive equity income for the first time in 2000 leading to an increase of approximately $17 over prior year equity losses. Offsetting these increases are reductions to equity in net income of approximately $35, as a result of the sale of our investment in the Aurec companies in Israel and MATÁV, a Hungarian telecommunications company. Our investment in diAx A.G. (diAx), a Swiss mobile landline operator, contributed approximately $32 in increased losses in equity income due to increased operating losses, as well as severance accruals and other one-time adjustments. Our investment in Telkom SA Limited (Telkom) had approximately $20 in lower equity income from the prior year due mainly to one-time adjustments. Additionally, our investment in ATL had equity losses of approximately $80.

The 1999 increase includes increased equity in net income of approximately $134 from investments in Telmex, Israel and Tele Danmark. The investment in Bell Canada, along with increased earnings at MATÁV, contributed approximately $71 to the increase. These increases were partially offset by approximately $83 of reduced earnings from the sale of our investment in TCNZ and lower earnings from Telkom and Belgacom.

The equity earnings in 2000 discussed above were lower by approximately $75 due to exchange rate changes from the prior year in the value of our foreign affiliates’ local currencies, primarily Tele Danmark and Belgacom. Our earnings from foreign affiliates will continue to be sensitive to exchange rate changes in the value of the respective local currencies. Our foreign investments are recorded under accounting principles generally accepted in the United States, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries, such as inflation adjustments. Equity earnings in 2001 will reflect a full year of operations without our investments in the Aurec companies in Israel and MATÁV. Additionally, in the fourth quarter of 2000, we exchanged our 25% equity investment in ATL for an 11.4% cost investment in Telecom Americas. However, through our investment in América Móvil S.A. de C.V., we have a 3.3% indirect equity investment in Telecom Americas (see Note 7). In January 2001, Tele Danmark acquired our investment in diAx for approximately 1,200 million Swiss francs (approximately $783) in cash and notes (see Note 7).

Other
Normalized Results
--------------------------------------------------------------------------------------
                                                                   Percent Change
                                                                ----------------------
                                                                  2000 vs.    1999 vs.
                                     2000       1999      1998       1999       1998
--------------------------------------------------------------------------------------
Operating Revenues               $   1,120  $   1,080 $   1,137       3.7%      (5.0)%
----------------------------------------------------------------
Operating Expenses                     749        920       866     (18.6)       6.2
----------------------------------------------------------------
Operating Income                       371        160       271         -      (41.0)
----------------------------------------------------------------
Interest Expense                       898        702       662      27.9        6.0
----------------------------------------------------------------
Other Income (Expense) - Net         1,270        581       641         -       (9.4)
----------------------------------------------------------------
Income Before Income Taxes       $     743  $      39 $     250         -      (84.4)%
======================================================================================
Operating revenues increased $40, or 3.7%, in 2000 and decreased $57, or 5.0%, in 1999. SecurityLink accounted for almost one-half of the total operating revenues in this segment and were essentially flat in both 2000 and 1999. Growth in subscribers at Ameritech’s cable operations increased revenues by approximately $36 in 2000 and $51 in 1999. 1999 also included a decrease in revenues of approximately $96 primarily due to the 1998 sale of video related operations. The January 2001 sale of SecurityLink (see Note 16) will cause a significant decline in 2001 revenues.

Operating expenses decreased $171, or 18.6%, in 2000 and increased $54, or 6.2%, in 1999. Both 2000 and 1999 include decreases related to sales of video related and other operations. SecurityLink and cable television personnel costs increased in 1999 primarily related to customer growth. The sale of SecurityLink mentioned above will also cause a significant decline in 2001 expenses.

Consolidated Results

Interest expense increased $162, or 11.3%, in 2000 and decreased $175, or 10.9%, in 1999. The 2000 increase was primarily due to higher composite rates and increased debt levels. The 1999 decrease was due primarily to reductions in interest expense resulting from lower average debt levels due to debt retirements in 1998 and early 1999.

Interest income increased $152 in 2000 and decreased $55 in 1999. The 2000 increase was primarily due to the income accrued from Cingular, after our contribution in October 2000, on notes receivable previously eliminated in consolidation (see Note 6). However, this income was mostly offset against our equity earnings from Cingular, which included the interest expense on these notes. The 1999 decrease was primarily due to incremental 1998 interest income attributable to a receivable generated on the 1998 sale of our investment in TCNZ.

Other income (expense) - net includes items that we normalized as previously described in the “Overview” section. In addition to those items, results for 2000 also include gains of approximately $87 that were recognized for market adjustments on shares of Amdocs Limited (Amdocs), one of our equity investees, used for deferred compensation. An offsetting deferred compensation expense was recorded in operations and support expense. Results for 2000 also include the sale of our interests in WLW, the Aurec companies in Israel and certain cost investments which resulted in gains totaling approximately $295. Additionally, we sold our remaining Telmex L shares not related to the DECS for a gain, which was partially offset by appreciation in the market value of Telmex L shares underlying the DECS, for a net gain of approximately $117 (see Note 7). These gains were partially offset by lower income from our wireless minority interest and dividends paid on preferred securities issued by Ameritech subsidiaries of approximately $208.

Results for 1999 include a gain from the sale of a portion of Amdocs, of approximately $92 and gains of $63 representing dividends and market adjustments on Amdocs shares used for contributions to the SBC Foundation and deferred compensation. Results for 1999 also include a gain of approximately $59 recognized from the sale of our investment in Chile and a gain of $81 recognized from the sales of certain discontinued plant and other investments. These gains were offset by increased expenses related to higher appreciation in the market value of Telmex L shares underlying the DECS than in the comparable periods of 1998, net of gains recognized from the sale of certain Telmex L shares, of approximately $296, and dividends paid on preferred securities issued by Ameritech subsidiaries, losses on forward exchange contracts and other nonoperating items of $76. In addition, higher wireless minority interest resulted in approximately $287 of expense.

During 1998, we recognized expenses of approximately $237 related to an impairment of an international investment and investments in certain wireless technologies, primarily wireless video, and $154 related to the combination of dividends paid on preferred securities owned by Ameritech subsidiaries, losses on forward exchange contracts and debt redemption costs. In addition, wireless minority interest resulted in approximately $290 of expense. Partially offsetting these expenses was other income related to a special dividend of approximately $158 received from Amdocs and gains of $127 recognized on the sale and the charitable contribution of our available-for-sale investment in Telewest Communications plc.

The changes in the market value of the DECS were offset in other income (expense) - net in the fourth quarter of 2000 because of the note we purchased with offsetting characteristics. These changes will also not be reflected in the first quarter of 2001 when the DECS mature.

Income taxes reflect the tax effect of the normalizing items previously described in the “Overview” section. Excluding these items, income taxes for 2000, 1999 and 1998 were higher due primarily to higher income before income taxes. The net effective tax rate on the normalizing items differed as a result of nondeductible items included in the charges and valuation adjustments to certain deferred tax assets.

Extraordinary items in 1999 included an extraordinary gain of $1,379, net of taxes of $960, related to the sale of overlapping wireless properties in October 1999 relating to the Ameritech merger (see Note 15). In 1998, we recorded an extraordinary loss of $60 related to the repurchase of approximately $684 of long-term debt.

Cumulative effect of accounting change includes a change in the method of recognizing directory publishing revenues and related expenses at Ameritech, effective January 1, 1999, and at SNET effective January 1, 1998, as discussed in Note 1. The cumulative after-tax effect of applying the new method to prior years was recognized as of January 1, 1999 and 1998 as a one-time, non-cash gain applicable to continuing operations of $207, or $0.06 per share and $15, or $0.01 per share, net of deferred taxes of $125 and $11.

Operating Environment and Trends of the Business

Overview
The United States’ telecommunications industry continues in an extended period of transition from a tightly regulated industry overseen by multiple regulatory bodies to a market-driven industry monitored by state and federal agencies. Our wireline telecommunications subsidiaries remain subject to varying degrees of regulation by state regulatory commissions for intrastate services and by the FCC for interstate services.

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

As a result, the competitive and regulatory environment of the telecommunications industry continues to change. This presents both new opportunities and new risks for our business.

Trends
Over the next few years, we expect an increasing percentage of our growth to come from three major drivers: data and broadband, long distance and wireless.

Data and Broadband In October 1999, as the first post-Ameritech merger initiative, we announced plans to upgrade our network to make broadband services available to approximately 80% of our United States wireline customers over the four years through 2003 (Project Pronto). At December 31, 2000, we had approximately 767,000 DSL subscribers. Additionally, more than half, or 18.3 million wireline customer locations were DSL-capable at December 31, 2000. We expect to invest an estimated total of $6 billion in fiber, electronics and other technology for Project Pronto over the next two to three years, of which a total of approximately $2 billion had been expended as of December 31, 2000. The build-out will include transferring certain portions of our existing copper network to a new fiber network. Over the deployment period, marketing costs will be incurred depending on the rate of customer sign-ups and installations. See “Promoting Advanced Services” under “Ameritech Merger” below for further discussion of DSL.

Long Distance We offer landline interLATA long distance services to customers in selected areas outside our wireline subsidiaries’ operating areas. Further, under the SNET brand, we offer interLATA long distance services to customers in Connecticut. In June 2000, the FCC approved our application to provide interLATA long distance service for calls originating in Texas. Approval was effective July 10, 2000, and we officially launched service under the Southwestern Bell brand at that time, offering domestic residential and business long distance services as well as international calling plans. In September 2000, the Oklahoma Corporation Commission (OCC) approved our application to provide interLATA long distance service for calls originating in Oklahoma and in October 2000 the Kansas Corporation Commission approved our application to provide such service for calls originating in Kansas. In January 2001, the FCC approved these applications effective March 7, 2001, and we expect to launch interLATA long distance service in those states under the Southwestern Bell brand shortly thereafter. We continue to seek long distance approval in our other in-region states and have filed applications with state commissions in Arkansas, California, Missouri and Nevada.

Wireless In October 2000, we launched Cingular, our wireless joint venture with BellSouth, creating the second-largest wireless provider in the United States and a nationwide platform for future growth in wireless services (see Note 6). Cingular’s top priorities for 2001 include geographic expansion, further rollout of wireless data services and integration of operations to strengthen its competitive position and realize cost synergies. The fastest-growing area of the wireless business is data, and Cingular plans to accelerate its entry into this business. In late 2000, Cingular launched wireless data services in California and Nevada and expects to expand into several additional markets in 2001. Additionally, Cingular expects to eventually transition to a third generation (3G) wireless communications standard, which is used for high-speed wireless data and Internet services.

Regulatory Environment

Wireline
Federal Regulation Under the Telecommunications Act of 1996 (Telecom Act), before being permitted to offer landline interLATA long distance service in any state within the 12-state region encompassed by the regulated operating areas of Southwestern Bell Telephone Company (SWBell), Pacific Bell Telephone Company (PacBell), Ameritech and Nevada Bell (these areas with the addition of SNET’s area are referred to as our 13-state area), we are required to apply for and obtain state-specific approval from the FCC. The FCC’s approval, which involves consultation with the United States Department of Justice and the appropriate state commission, requires favorable determinations that our wireline subsidiaries have entered into interconnection agreement(s) that satisfy a 14-point “competitive checklist” or, alternatively, the subsidiaries have a statement of terms and conditions effective in that state under which they offer the “competitive checklist” items. The FCC also must make favorable public interest and structural separation determinations in connection with each application. See “Long Distance” above and “State Regulation” below for the status of our state applications.

        Ameritech Merger On October 8, 1999, we completed the merger of one of our subsidiaries with Ameritech (see Note 2).

The FCC issued an order approving the transaction, subject to certain conditions, including fostering out-of-region competition, promoting advanced services, opening local markets to competition and improving residential services. These FCC conditions require specific performance and reporting and contain enforcement provisions that could potentially trigger more than $2 billion in payments, as described below, if certain goals are not met. Associated with these conditions, in 2000 we incurred approximately $355 in additional expenses, including immaterial payments for failing to meet certain performance measurements. The following is a brief summary of the major conditions:

  Out-of-Region Competition In 1999, we began implementation of our “National-Local” strategy in conjunction with our acquisition of Ameritech. Under the National-Local strategy, we will offer local exchange services in 30 new markets across the country in combination with other major national and international initiatives. We introduced service in five new markets in 2000 (Boston, Fort Lauderdale, Miami, New York and Seattle), and plan to enter at least 10 more in 2001.
We are required by the FCC to enter these 30 markets as a provider of local services to business and residential customers by April 2002. Failure to meet the FCC condition requirements could result in a payment of up to $40 for each market.

  Opening Local Markets to Competition We are required to file performance measurement data reflecting 20 different categories with the FCC and relevant state commissions on a monthly basis. These performance measurements address functions that the FCC believes may have a particularly direct effect on our local competitors and their customers, such as our response to competitors’ requests for information and interconnection. If these performance goals are not met, payments of up to $863 over the three years beginning January 2001 (and an additional $8 prior to June 2004) could be triggered.
We are developing and deploying, with competitor input, uniform electronic operational support systems (OSS) throughout our 13-state area that support the pre-ordering, ordering, provisioning, maintenance, repair and billing of resold local services and unbundled network elements. The OSS includes uniform application-to-application interfaces and graphical user interfaces. We are also developing uniform business rules for completing competitor service requests across our 13-state area and are providing free training and OSS expert teams for competitors with annual revenues under $300. Beginning in 2002, payments of up to $60 could be triggered if deployment targets for OSS and uniform business rules are not met. Additionally, we restructured OSS charges to eliminate any flat rate up-front charge for the right to use our standard interfaces for accessing OSS.

  Improving Residential Service We will offer residential customers a plan with no minimum monthly long distance fees for at least three years after entering the long distance business in that market. In addition, we will offer a low-income Lifeline Universal Service plan to low-income residential customers in each state in our 13-state area.

  Promoting Advanced Services We established separate subsidiaries to provide advanced services, such as DSL, in order that the subsidiaries be exempt from a Telecom Act provision requiring them to make the services available for resale to competitors. These subsidiaries are required to use the same processes for the ordering and provisioning of our wireline services as competitors, pay an equivalent price for facilities and services and locate at least 10% of their DSL service facilities in low-income areas. See “Data and Broadband” under “Trends” above for further discussion of Project Pronto.
In January 2001, the United States Court of Appeals for the District of Columbia (Court of Appeals) struck down the FCC merger condition that allowed our separate affiliates offering DSL and other advanced services exemption from the Telecom Act resale requirement. Although the merger condition allows us to re-absorb the affiliates into our telephone companies under such circumstances, the final resolution of this issue remains uncertain. However, potential efficiency benefits likely outweigh resale and unbundling obligations that would apply to advanced services and we do not believe, at this time, that this issue will have a material effect on our results of operations or financial position.

           Interconnection Under the Telecom Act, regional Bell operating companies and GTE Corp. (GTE) were required to allow competitors to put equipment in their offices "necessary" for connecting to the local network. In March 1999, the FCC issued rules allowing competitors to install any equipment that is "used" or "useful" for interconnection, even if some equipment has other functions. In March 2000, the Court of Appeals overturned that portion of the FCC's interconnection rules, stating that the FCC went beyond what was authorized by the Telecom Act, and ordered the FCC to reconsider that portion of the rules. The FCC is expected to issue a decision in response to that order in mid-2001. The effect of any future decisions on our results of operations and financial position cannot be determined at this time.

In July 2000, the Eighth Circuit Court of Appeals (8th Circuit) issued a decision striking down FCC rules governing the rates incumbent local exchange carriers, such as our wireline subsidiaries, charge competitors for interconnection and for leasing portions of the incumbents’ telephone networks. The decision rejected FCC pricing rules that required incumbents to charge competitors rates based on hypothetical costs and held that prices should instead be based on actual (but not necessarily historical) costs incurred by carriers to provide interconnection or access to unbundled network elements. In addition, the decision rejected FCC rules governing the amount incumbents must discount services purchased by competitors for resale to end users, holding that the discount should be based on actual, not hypothetical, avoided costs. The 8th Circuit remanded the pricing issues back to the FCC. The 8th Circuit also reaffirmed its prior conclusion that incumbents cannot be required to create new combinations of unbundled network elements for competitors, nor to provide competitors better quality interconnection or access to unbundled network elements than the incumbents provide to themselves. In January 2001, the United States Supreme Court (Supreme Court) agreed to hear an appeal of certain portions of the 8th Circuit’s ruling, including its invalidation of the FCC’s pricing rules and its rule governing new combinations of network elements. A Supreme Court decision is not expected until the fourth quarter of 2001, at the earliest. Until the Supreme Court issues its decision on the appeal issues, the FCC rules continue in effect. The effect of any future decision on our financial position or results of operations cannot currently be determined.

            Unbundled Network Elements/Line Sharing In November 1999, the FCC adopted an order providing that incumbent local exchange carriers must continue leasing certain parts of their telephone network to competitors at a discount, as well as revised rules that expand the definitions of certain unbundled network elements (UNE). However, the order limited discounted access to switches serving customers with four or more lines under certain conditions. In addition, the FCC declined to expand its regulation to include mandatory leasing of high speed Internet and data equipment. In November 1999, the FCC also issued an order requiring incumbents to share telephone lines with data competitors. Using a technology called line sharing, the incumbents split the frequency of a telephone line so that the data competitors' DSL service is carried on a portion of it.

Several parties have petitioned the FCC for reconsideration of various aspects of the UNE order. In addition, the United States Telecom Association and others appealed the UNE order to the Court of Appeals. Parties have also sought reconsideration of the FCC’s DSL line sharing order and petitioned the Court of Appeals for review of their line sharing order. Most notably, several parties requested that the FCC require our wireline subsidiaries and other incumbents to provide and support line sharing on a UNE platform as well as make DSL a UNE product. In January 2001, the FCC released a decision on petitions for reconsideration of various line sharing provisions of the UNE order, as well as initiating further notices of proposed rulemaking relating to line sharing. Although we are still evaluating the effect of this decision, we do not believe it creates any new obligations. Absent action by the FCC or Court of Appeals modifying or vacating certain aspects of the UNE or line sharing orders, the effects of both orders on our results of operations and financial position, although not determinable at this time, are expected to be unfavorable.

            Reciprocal Compensation is billed to our wireline subsidiaries by competitors for the termination of certain local exchange traffic to their customers. We believe that under the Telecom Act the state commissions have authority to order reciprocal compensation only for intrastate local traffic, while the FCC has authority over interstate and interexchange traffic. We believe most Internet traffic is interexchange and interstate. Several state commissions have taken the position that a connection to the Internet is intrastate or local traffic and ordered us to pay reciprocal compensation to certain competitors pursuant to existing contracts. In February 1999, the FCC declared that Internet traffic is not intrastate or local traffic, but instead is primarily interstate, subject to interstate jurisdiction. However, the FCC found that existing federal law does not address to what extent, if any, compensation should be paid to competitors that deliver Internet traffic to Internet service providers and initiated a proceeding to establish such rules. Pending the completion of that proceeding, the FCC held that state commissions, interpreting existing contracts and consistent with federal law, might nevertheless order payment of reciprocal compensation for Internet traffic in certain circumstances. The FCC's February 1999 decision was appealed to the Court of Appeals by MCI WorldCom, Inc. (MCI), US West, Inc. (US West) and GTE. In its appeal, MCI disputed that a connection to the Internet is part of interstate communication. US West and GTE appealed the FCC's conclusion that states may require reciprocal compensation for such traffic pending completion of FCC rulemaking. In March 2000, the Court of Appeals vacated the FCC's February 1999 holding that Internet traffic is interstate and remanded to the FCC for a more reasoned explanation of that conclusion. The Court of Appeals did not decide an appeal of the FCC's February 1999 conclusion that states may require reciprocal compensation for Internet traffic.

In June 1999, the United States Court of Appeals for the Seventh Circuit (7th Circuit) issued an opinion affirming an order of the Illinois Commerce Commission (ICC) directing us to pay reciprocal compensation on Internet traffic under existing interconnection agreements. The 7th Circuit only reviewed whether the ICC’s determination that the parties intended that calls to Internet service providers would be subject to reciprocal compensation violated federal law. The 7th Circuit declined to review any contract issues and concluded that the ICC’s determination did not violate federal law as it was expressly permitted under the February 1999 FCC ruling regarding reciprocal compensation. Our petition for rehearing of the 7th Circuit decision was denied and in November 2000, we filed a petition for review with the Supreme Court, which remains pending.

Additionally, in December 2000, the United States Court of Appeals for the Tenth Circuit issued an order affirming the ruling of the OCC directing us to pay reciprocal compensation on Internet traffic under an existing interconnection agreement.

Other appeals of reciprocal compensation decisions currently are pending before the United States Court of Appeals for the Sixth Circuit and United States District Courts in Texas, Indiana, Ohio, Wisconsin and California. We record expense for amounts sought by competitors for the termination of Internet traffic to Internet service providers.

            Coalition for Affordable Local and Long Distance Service (CALLS) In March 2000, members of CALLS - SBC, Verizon Communications (formerly Bell Atlantic Corp. and GTE), BellSouth, AT&T and Sprint Corp. proposed a plan to significantly restructure telecommunications industry federal price cap regulation. In May 2000, the FCC approved the CALLS proposal with an effective date of July 1, 2000.

Significant points of the five-year plan include:

  reduction of switched access rates in 2000 (these are the rates that long distance carriers pay local telephone companies);
  continuation of a productivity factor after 2000 until a targeted average rate for traffic-sensitive charges is achieved;
  consolidation of the residential and single-line business customers’ presubscribed interexchange carrier charge with the subscriber line charge into one lower charge on customer local telephone bills;
  creation of an incremental $650 in universal service funding (universal service funding helps provide telephone service to economically disadvantaged customers, rural customers, schools and libraries).

The plan is expected to produce initial revenue reductions that are somewhat larger than those under prior price cap requirements, but eliminate mandatory annual price cap reductions over the life of the plan, resulting in minimal future effects on net revenues over the life of the plan compared to the prior price cap formula. During the third and fourth quarters of 2000, we experienced a net reduction in revenues of approximately $344 as a result of this plan (versus approximately $205 that would have occurred under prior price cap requirements).

            SecurityLink In October 2000, under terms of a consent decree reached with the FCC, we agreed to enter into an agreement to divest SecurityLink by February 2001 or pay a $1 penalty to the United States government. The FCC found that certain 1996 and 1997 acquisitions by SecurityLink violated provisions of the Telecom Act. In December 2000, we reached an agreement to sell SecurityLink and the sale was consummated on January 26, 2001 (see Note 16).

The effects of the FCC decisions on the above topics are dependent on many factors including, but not limited to, the ultimate resolution of the pending appeals; the number and nature of competitors requesting interconnection, unbundling or resale; and the results of the state regulatory commissions’ review and handling of related matters within their jurisdictions. Accordingly, we are not able to assess the impact of the FCC orders and proposed rulemaking.

State Regulation The following provides an overview of state regulation in the 13 states in which our wireline subsidiaries operated at December 31, 2000:

-------------------------------------------------------- ---------------------------
                                          Number of
                                        Signed Wireline
                                        Interconnection    Long Distance Application
    State      Alternative Regulation 1  Agreements 2              Status
---------------------------------------------------------------------------------------
Arkansas             Yes                     97            Decision expected in 2001 3
------------------------------------------------------------------------------------
California     Yes, through 12/2001         197            Decision expected in 2001 3
------------------------------------------------------------------------------------
Connecticut          Yes                     40            Long distance service
                                                           provided
------------------------------------------------------------------------------------
Illinois             Yes,                   103            Filing planned in 2001 4
                pending state approval
------------------------------------------------------------------------------------
Indiana         Yes, through 12/2003         92            Filing planned in 2001 4
                pending state approval
------------------------------------------------------------------------------------
Kansas               Yes                    113            FCC approval effective
                                                           March 7, 2001
------------------------------------------------------------------------------------
Michigan             Yes                     75            Filing planned in 2001 4
------------------------------------------------------------------------------------
Missouri             Yes                     99            Decision expected in 2001 3
------------------------------------------------------------------------------------
Nevada               Yes                     49            Decision expected in 2001 3
------------------------------------------------------------------------------------
Ohio           Yes, through 12/2003         100            Filing planned in 2001 4
------------------------------------------------------------------------------------
Oklahoma             Yes                     82            FCC approval effective
                                                           March 7, 2001
------------------------------------------------------------------------------------
Texas                Yes                    300            Long distance service
                                                           provided effective July 2000
------------------------------------------------------------------------------------
Wisconsin            Yes                     66            Filing planned in 2001 4
------------------------------------------------------------------------------------
Notes:
  Alternative regulation is other than rate of return regulation.
  Interconnection agreements are signed with competitors for the purpose of allowing them to exchange local calls with the incumbent telephone company and, at their option, to resell services and obtain unbundled network elements.
  Awaiting determination by state commissions on our compliance with the 14-point competitive checklist. FCC approval is required subsequent to state determination.
  Will require approval by the state commission and the FCC.

The following presents highlights of certain regulatory developments:

        Texas Legislation Effective September 1, 1999, state law extended incentive regulation in Texas indefinitely, providing more pricing flexibility on certain products offered by SWBell, such as Caller ID, operator service and directory assistance, and allowing SWBell to package some services in ways attractive to customers. State law also required SWBell to reduce the intrastate switched access rate it charges to long distance carriers by 1 cent on September 1, 1999, and by 2 additional cents on July 1, 2000. The 2-cent reduction in intrastate access rates resulted in a reduction of intrastate network access revenues of approximately $69 in 2000.

        California Marketing Ruling In December 1999, a California Public Utilities Commission (CPUC) administrative judge ruled that PacBell must pay $44 in penalties and contact customers for potential refunds for alleged overly aggressive and deceptive marketing practices related to packages of enhanced services such as Caller ID and call forwarding. We believe the findings in this decision are unwarranted and appealed the ruling to the CPUC in January 2000. This appeal remains pending.

        Michigan Telecommunications Legislation In July 2000, the Michigan legislature amended the Michigan Telecommunications Act, eliminating the monthly intrastate end-user common line (EUCL) charge and implementing price caps for telecommunications services to end users, except those covered by individual contracts, at May 1, 2000 levels for the earlier of four years or until the Michigan Public Service Commission (MPSC) determines the market for individual services is competitive. The law also authorized an expansion of local calling areas so that many short toll calls could be reclassified as local calls; however, in February 2001, the MPSC issued a decision providing that this portion of the law will be implemented in the narrowest possible fashion and we expect a reduction in 2001 revenues of approximately $29 associated with the expansion of local calling areas. Additionally, the law gave the MPSC more authority to regulate disputes between telecommunications companies.

        In July 2000, we filed suit in federal court challenging the constitutionality of this legislation and in September 2000, temporary stays of the price cap provision and the EUCL charge elimination were issued pending the outcome of that challenge. In October 2000, we re-implemented the EUCL charge prospectively, which is subject to refund if the legislation is upheld, and at December 31, 2000, we had approximately $34 accrued in the event of a potential refund. The EUCL charge legislation reduced revenues by approximately $72 in 2000 and could potentially reduce revenues by more than $150 in 2001.

        Ohio Service Quality Investigation In July 2000, the Public Utilities Commission of Ohio (PUCO) issued an order finding that we violated Ohio's minimum telephone service standards and required us to issue approximately $5 in customer credits and to spend an additional $4 on projects that will benefit customers. The PUCO's findings related to the timeliness of service installation/repair and inadequate recordkeeping, among other things. The order also placed certain restrictions on the manner in which our employees are able to sell basic, preferred and inside wire maintenance services. Effective October 1, 2000, the order precluded the payment of dividends by our Ohio subsidiary to the parent company without prior PUCO approval. In January 2001, the PUCO held hearings on the dividend restriction issue and is expected to issue an order regarding whether to remove the prohibition on dividend payment in early 2001. The PUCO also suggested that we restore service in Ohio to appropriate levels or face additional penalties of up to $122. Additionally, in October 2000, the PUCO ordered an outside audit of Ohio service conditions covering the period August 1999 to December 2001 and required us to pay certain on-going expenses of the PUCO staff in relation to the Ohio service quality investigation. We do not expect the payment of these expenses to have a material effect on our results of operations or financial position.

        Illinois Service Standards The ICC has imposed a $30 penalty for failure to satisfy a service repair standard imposed by the merger with Ameritech. The fine is related to calendar year 2000 performance and was imposed through credits to customer bills beginning in February 2001. These amounts were recorded as operating expenses and fully accrued in 2000.

        Ameritech Customer Credits In the third quarter of 2000, we announced, as part of both a voluntary credit program as well as negotiations with state utility commissions in Wisconsin and Michigan to resolve ongoing service issues in Ameritech areas, that we will provide credits for lost dial tone or delays in obtaining new service to certain residential customers in the Ameritech region. In addition to matters discussed above, such credits were recorded as operating expense and totaled approximately $38 in 2000. Any credits to be provided in 2001 are not determinable at this time; however, we do not expect that these credits will have a material effect on our financial position or results of operations.

Competition
Competition continues to increase for telecommunications and information services. Recent changes in legislation and regulation have increased the opportunities for alternative communications service providers. Technological advances have expanded the types and uses of services and products available. As a result, we face increasing competition as well as new opportunities in significant portions of our business.

Wireline
Our wireline subsidiaries expect increased competitive pressure in 2001 and beyond from multiple providers in various markets, including facilities-based local competitors, interexchange carriers and resellers. At this time, we are unable to assess the effect of competition on the industry as a whole, or financially on us, but expect both losses of market share in local service and gains resulting from new business initiatives, vertical services and new service areas. Competition also continues to intensify in our intraLATA long distance markets. For example, it is estimated that providers other than PacBell serve more than half of the business intraLATA long distance customers in PacBell’s service areas. In addition, intraLATA toll dialing parity, implemented throughout our 13-state area in 1999, will continue to increase competition in intraLATA long distance markets.

Recent state legislative and regulatory developments allow increased competition for local exchange services. Companies wishing to provide competitive local service have filed numerous applications with each of the state commissions throughout our 13-state area, and the commission of each state has been approving these applications since late 1995. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries’ networks and exchange local calls must enter into interconnection agreements with us. These agreements are then subject to approval by the appropriate state commission. We have reached over 1,400 wireline interconnection agreements with competitive local service providers, and most have been approved by the relevant state commission. In addition, AT&T, MCI and other competitors are reselling our local exchange services, and as of December 31, 2000, we had approximately 1.6 million access lines (approximately 2.7% of our total access lines) supporting services of resale competitors throughout our 13-state area, primarily in Texas, California and Illinois. We expect resale access lines to increase, both absolutely and as a percentage of our total access lines, in 2001. Many competitors have placed facilities in service and have begun advertising campaigns and offering services. We were also granted facilities-based and resale operating authority in certain territories served by other local exchange carriers and began offering local services to these areas in late 2000.

In California, the CPUC authorized facilities-based local services competition effective January 1996 and resale competition effective March 1996. While the CPUC has established local competition rules and interim prices, several issues still remain to be resolved, including final rates for line sharing. PacBell has incurred substantial costs implementing local competition and number portability. In November 1998, the CPUC issued a decision authorizing PacBell to recover local competition implementation costs and PacBell will recover approximately $88 via a customer surcharge over 2001 and 2002. In June 1999, the CPUC issued a ruling recategorizing certain PacBell services, including the maintenance of inside wiring, calling card, collect and person to person calls and the provisioning of directory assistance to interexchange carriers, as competitive products thereby allowing greater pricing flexibility. In its ruling, the CPUC approved an increase in the maximum price for both inside wire repair services and interexchange directory assistance.

In Illinois, the ICC approved Advantage Illinois in 1994, providing a framework for regulating Ameritech by capping prices for noncompetitive services. In this order, the ICC approved a price cap on the monthly line charge for residential customers and residential calling rates within local calling areas for an initial five year period that ended in October 1999. In January 2000 the ICC initiated a review of Advantage Illinois with respect to its effectiveness and whether any modifications are necessary. We expect the ICC to complete this review by July 2001. The price cap on residential rates will remain in effect until the review is completed.

In Oklahoma, the OCC approved a rule in October 1999 creating alternative regulation for companies that opt into the alternative regulation rule. In March 2000, the Oklahoma legislature allowed the OCC’s alternative regulation rule to go into effect. Effective June 2000, SWBell opted into alternative regulation and is now regulated under price cap regulation instead of rate of return regulation. Under the new regulation, the cost of network infrastructure deployment, including DSL and switch replacement deployment, is currently estimated at $200 in total capital expenditures over the next three years. Other items under the new regulation include promotional discounts on UNEs provided to competitors, pricing flexibility and ratepayer benefits. The ratepayer benefits include SWBell’s obligation to pay $30 into an education information technology fund as well as waiver of the Oklahoma universal access fund surcharge for five years. SWBell’s current fund surcharge is approximately $2 annually and SWBell will pay the current assessment into the fund even though it has waived collection of this amount from customers.

In Indiana, the Indiana Court of Appeals (Indiana Court) issued a decision in October 1999 reversing a portion of the 1997 Indiana Utility Regulatory Commission (IURC) Opportunity Indiana order, which had directed Ameritech to reduce rates for basic residential and business services and remanded the rate issue to the IURC. Also in the October 1999 decision, the Indiana Court affirmed the IURC’s order requiring Ameritech to comply with the infrastructure investment commitments made in Opportunity Indiana. Ameritech sought rehearing of this portion of the decision and in March 2000, the Indiana Court denied the petition for rehearing. This ruling is not expected to have a material effect on our results of operations or financial position. In September 2000, a settlement agreement was executed extending alternative regulation in Indiana through 2003. This agreement is pending before the IURC for approval, which is expected in 2001.

In Connecticut, the Connecticut Department of Public Utility Control (CDPUC) approved an alternative regulation plan for SNET in 1996. With the five-year monitoring period ending in 2001, the CDPUC initiated a docket in July 2000 to review SNET’s alternative regulation plan. SNET has requested limited modifications to the current plan, including the ability to adjust local residential service rates annually based on the rate of inflation and application of a single set of high quality service standards for SNET and all other companies providing telecommunications services in Connecticut. The plan is currently under review by the CDPUC, and a final decision is expected in early 2001.

Wireless
Cingular, our wireless joint venture formed with BellSouth in April 2000, began operations in October 2000. Cingular serves approximately 19 million customers, is the second-largest wireless operator in the United States, and has approximately 190 million potential customers in 38 states, the District of Columbia, Puerto Rico and the United States Virgin Islands (see Note 6).

Cingular targets further geographic expansion through possible spectrum exchanges and auctions. In November 2000, Cingular announced a deal to swap spectrum with VoiceStream Wireless Corp. adding spectrum in New York City, St. Louis and Detroit in exchange for surplus spectrum in Los Angeles and San Francisco. This deal is expected to close in mid-2001. Cingular has also invested in a participant in a December 2000/January 2001 FCC auction of wireless spectrum licenses once held by a New York wireless company that filed for bankruptcy protection. A number of legal issues have emerged in connection with this auction, including the validity of bids, and it is unclear how a resolution of these issues will affect Cingular. Another auction of spectrum which can be used to provide high-speed wireless data Internet services is scheduled for the fourth quarter of 2001 and Cingular is currently evaluating its alternatives.

Directory and Other
Our directory subsidiaries face competition from over 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct mail providers, as well as from directories offered over the Internet.

Our cable subsidiary offers cable television service in approximately 100 communities in the Midwest and faces competition from other cable and satellite television providers in those areas. We are currently considering a variety of options for the future of our cable subsidiary.

International
Telmex In September 2000, in an effort to promote competition, the Mexican government passed new telecommunications rules for Telmex effective January 2001. The rules established interconnection pricing guidelines and also bar Telmex from charging less for a service than the cost to provide it. Telmex obtained an injunction in Mexican court against these rules and hearings remain pending. In December 2000, Telmex and certain competitors reached an agreement that provided, among other things, that competitors pay approximately $140 to Telmex for past-due amounts related to interconnection rates and approximately $550 for local network costs incurred by Telmex in 1997. The agreement also established an interconnection rate of 1.25 cents per minute for 2001, compared with approximately 3.34 cents in 2000. In addition, as part of the agreement, Telmex will continue negotiations with competitors regarding a new cost-based international settlement model and will review the proportional return mechanism. In January 2001, the United States Trade Representative (USTR), attributing progress made under the agreement, discontinued its case against Telmex before the World Trade Organization; however the USTR reserved the right to formally request an investigation in the future.

As of December 31, 2000, Telmex had approximately 70% of the long distance market in Mexico. Telmex’s share of international long distance traffic is expected to decline significantly when the proportional return mechanism expires. This mechanism guarantees Telmex the same percentage of incoming traffic as outgoing traffic. Mexican regulators postponed the elimination of the proportional return mechanism, which had been scheduled for year-end 1999. The mechanism may expire at the end of 2001, but regulators have not yet provided a definitive time frame for the expiration. Aggressive local competition is expected in 2001, primarily for business customers. We do not expect the carrier agreement or rules affecting Telmex to have a material impact on our financial position or results of operations.

European Union Regulation In December 2000, the European Parliament issued a regulation effective December 31, 2000, requiring carriers that hold significant market power (SMP) in the European Union countries to provide competitors unbundled access to their local loops. Both Tele Danmark and Belgacom were determined to hold SMP and therefore must meet this requirement. In order to meet Danish regulatory requirements, Tele Danmark has been providing this access since 1998 and Belgacom began complying with the regulation at December 31, 2000 as required.

Liquidity and Capital Resources
We had $643 of cash and cash equivalents available at December 31, 2000. Commercial paper borrowings as of December 31, 2000 totaled $6,437 out of $8,000 authorized. We have entered into agreements with several banks for lines of credit totaling $4,200, all of which may be used to support commercial paper borrowings (see Note 9). We had no borrowings outstanding under these lines of credit as of December 31, 2000.

Cash from Operating Activities
During 2000, 1999 and 1998, our primary source of funds continued to be cash generated from operations, as shown in the consolidated statements of cash flows. Net cash provided by operating activities exceeded our construction and capital expenditures during 2000, 1999 and 1998; this excess is referred to as free cash flow, a supplemental measure of liquidity. We generated free cash flow of $1,175, $6,274 and $4,099 in 2000, 1999 and 1998.

In August 2000, we announced a definitive agreement under which we will grant the exclusive right to lease 3,900 communication towers to SpectraSite Communications Inc. (SpectraSite), plus an estimated 800 new towers under a five-year exclusive build-to-suit agreement, for a total of at least 4,700 towers. In consideration for the transaction, which will close incrementally over 18 months, we will receive prepaid rents totaling $983 in cash and SpectraSite common stock valued at $325, or $22.659 per share at closing. As of December 31, 2000, we have closed on 739 towers for proceeds of $175 in cash and $58 in SpectraSite common stock. As part of the agreement, SpectraSite has committed to sublease space on the towers to Cingular (see Note 6). This agreement did not have a material effect on our net income in 2000.

Cash from Investing Activities
To provide high-quality communications services to our customers we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

Our capital expenditures totaled $13,124, $10,304 and $8,882 for 2000, 1999 and 1998. Capital expenditures in the wireline segment, which represented the majority of our total capital expenditures, increased by 29.0% in 2000 compared to 1999, primarily attributed to the expansion of our local exchange service into new markets, DSL, digital and broadband network upgrades and regulatory commitments. The wireline segment capital expenditures increased by 17.2% in 1999 compared to 1998, due primarily to demand-related growth, network upgrades, customer-contracted requirements, ISDN projects and regulatory commitments. The wireline segment’s capital expenditures were relatively unchanged in 1998 compared to 1997.

In 2001, management expects total capital spending to be between $12,000 and $13,000. Capital expenditures in 2001 will relate primarily to the continued evolution of the wireline subsidiaries’ networks, including amounts projected for Project Pronto, our broadband initiative, DSL, and regulatory processes to gain state approvals for long distance service offerings.

In 2000, 1999 and 1998, cash expenses on acquisitions exceeded receipts from dispositions (see Note 15).

Cash from Financing Activities
Dividends declared by the Board of Directors of SBC were $1.015 per share in 2000, $0.975 per share in 1999 and $0.935 per share in 1998. These per share amounts do not include dividends declared and paid by Ameritech and SNET prior to their respective 1999 and 1998 mergers. The total dividends paid by SBC, Ameritech and SNET were $3,443 in 2000, $3,312 in 1999 and $3,177 in 1998. SBC’s dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities.

In January 2000, the Board of Directors approved the repurchase of up to 100 million shares of SBC common stock. In 2000 we expended $2,255 on these stock repurchases. As of January 31, 2001 we have repurchased a total of approximately 59 million shares of the 100 million that were authorized (see Note 17).

In February 2001, we called approximately $500 of the Trust Originated Preferred Securities (TOPrS) with an interest rate of 7.56%. The TOPrS have an original maturity of 30 years and are included on the balance sheet as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts.

In May 2000, we issued $1,000 in notes through private placement. These notes have a 6.72% interest rate and will mature May 2001. In April 2000, we issued notes for $1,015 with an interest rate of 6.33% that also mature in May 2001.

In December 1999, we called approximately $31 of debt issued by our capital financing subsidiaries that was scheduled to mature in December 2004. The net income effect of retiring this debt did not materially impact our financial statements. During 1999, subsequent to the completion of the acquisitions of Comcast and Cellular Communications, we retired $1,415 of Comcast’s and Cellular Communications’ long-term debt with no effect on net income. In May 1999, we issued $750 of unsecured 6.25% Eurodollar notes, due May 2009, through our capital financing subsidiaries.

During 1998, we redeemed $2,789 of long-term debt, including mortgage bonds. Also in 1998, we issued $2,150 of notes and debentures. In February 1998, we also issued $750 of unsecured 5.88% Eurodollar notes, due February 2003, with proceeds used primarily to fund our investment in Tele Danmark.

In April 1998, an SBC subsidiary issued, through private placement, 3,250 shares of stated rate auction preferred stock (STRAPS) in four separate series. Net proceeds from these issuances totaled $322.

We expect to fund ongoing capital expenditures, the repurchase of stock and merger initiative expenses with cash provided by operations and incremental borrowings.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year), TOPrS and shareowners’ equity. Total capital increased $8,850 in 2000 and $3,453 in 1999. The increase in 2000 was primarily due to increased debt levels and 2000 earnings. The 1999 increase was due to 1999 earnings, partially offset by lower debt levels.

Our debt ratio was 45.2%, 42.9% and 47.3% at December 31, 2000, 1999 and 1998. The debt ratio is affected by the same factors that affect total capital.

Market Risk
We are exposed to market risks primarily from changes in interest rates, foreign currency exchange rates and certain equity stock prices. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented policies and procedures. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity. Our capital costs are directly linked to financial and business risks. We seek to manage the potential negative effects from market volatility and market risk. The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, we will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on shareowner value.

Quantitative Information About Market Risk

Interest Rate Sensitivity The principal amounts by expected maturity, average interest rate and fair value of SBC’s liabilities that are exposed to interest rate risk are described in Notes 9 and 10.

Following are our interest rate derivatives subject to interest rate risk:

---------------------------------------------------------------------------------------------
                                                          Maturity
                            -----------------------------------------------------------------
                                                                                       Fair
                                                                      After            Value
                               2001   2002     2003    2004    2005    2005   Total  12/31/00
---------------------------------------------------------------------------------------------
Interest Rate Derivatives
---------------------------------------------------------------------------------------------
Interest Rate Swaps:
---------------------------------------------------------------------------------------------
Receive Fixed/Pay Variable
  Notional Amount                 -   $130     $315    $200     $25    $325    $995      $4
Variable Rate Payable 1         5.8%   5.6%     5.8%    5.9%    6.0%    6.1%
Weighted Average Fixed
Rate Receivable                 5.9%   5.9%     5.9%    5.7%    5.5%    5.6%
---------------------------------------------------------------------------------------------
Receive Variable/Pay Fixed
  Notional Amount               $20     $5        -       -       -       -     $25       -
Fixed Rate Payable              7.5%   8.2%       -       -       -       -
Weighted Average Variable
  Rate Receivable 2             6.1%   5.6%       -       -       -       -
--------------------------------------------------------------------------------------------
Lease Obligations:
--------------------------------------------------------------------------------------------
Variable Rate Leases 3          $42      -        -     $81       -       -    $123    $123
Average Interest Rate 3         6.2%   5.8%     5.9%    5.9%      -       -
=============================================================================================
  Interest payable based on Three Month London Interbank Offer Rate (LIBOR) plus or minus a spread.
  Interest receivable based on Three Month Commercial Paper Index published by The Federal Reserve.
  Average interest rate based on current and implied forward rates for One Month LIBOR plus 30 basis points.
  The lease obligations require interest payments only until maturity.

In 2000, a $10 interest rate swap contract, linked to the variable rate debt, matured and interest rate swap contracts of $350 linked to variable rate debt were exited with minimal effect on net income.

There has been no material change in the market risks shown in the table above since December 31, 1999.

Qualitative Information About Market Risk

Foreign Exchange Risk From time to time we make investments in businesses in foreign countries, are paid dividends, receive proceeds from sales or borrow funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, we will often enter into forward foreign exchange contracts, generally for short periods of time. The contracts are used to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts. We do not speculate in foreign exchange markets.

Equity Risk We have equity price risk exposure from outstanding employee stock options linked to Vodafone AirTouch stock. The amount of these stock options is not significant (see Note 14).

Interest Rate Risk We issue debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by managing the mix of fixed and floating rate debt. We do not seek to make a profit from changes in interest rates. We manage interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, we reduce risk through the issuance of fixed rate (in lieu of variable rate) instruments and purchasing derivatives.

New Accounting Standards On January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which requires all derivatives to be recorded on the balance sheet at fair value. Our adoption did not have a significant effect on our financial position or results of operations.

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
  Changes in available technology.
  The final outcome of FCC rulemakings and judicial review, if any, of such rulemakings, including issues relating to jurisdiction.
  The final outcome of state regulatory proceedings in SBC’s 13-state area, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, unbundled network elements and resale rates, and reciprocal compensation.
  Enactment of additional state, federal and/or foreign regulatory laws and regulations pertaining to SBC’s subsidiaries and foreign investments.
  The timing of entry and the extent of competition in the local and intraLATA toll markets in SBC’s 13-state area and SBC’s entry into the in-region long distance market.
  The impact of the Ameritech transaction, including performance with respect to regulatory requirements and merger integration efforts.
  The timing and cost of deployment of SBC’s broadband initiative, also known as Project Pronto, its effect on the carrying value of the existing wireline network and the level of consumer demand for offered services.
  The impact of the wireless joint venture with BellSouth Corporation, known as Cingular Wireless, including marketing and product development efforts, access to additional spectrum, technological advancements and financial capacity.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially impact SBC's future earnings.

Report of Management

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by year end, are the responsibility of management, as is all other information included in the Annual Report, unless otherwise indicated.

The financial statements of SBC Communications Inc. (SBC) have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all of SBC’s financial records and related data, as well as the minutes of shareowners’ and directors’ meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management has established and maintains a system of internal accounting controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the costs of an internal accounting controls system should not exceed, in management’s judgment, the benefits to be derived.

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

The Audit Committee of the Board of Directors, which consists of nine directors who are not employees, meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their respective responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer

/s/ Donald E. Kiernan
Donald E. Kiernan
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Shareowners SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1998 financial statements of Ameritech Corporation, a wholly owned subsidiary, which statements reflect total operating revenues constituting approximately 37% of the Company’s related consolidated financial statement total for the year ended December 31,  1998. Those statements were audited by other auditors whose report has been furnished to us. Our opinion, insofar as it relates to the 1998 data included for Ameritech Corporation, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP
San Antonio, Texas
February 9, 2001

SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
--------------------------------------------------------------------------------------------------------------
                                                                          2000           1999            1998
--------------------------------------------------------------------------------------------------------------
Operating Revenues
Landline local service                                             $    22,099    $    19,432     $    17,506
Wireless subscriber                                                      4,945          5,851           5,265
Network access                                                          10,427         10,094           9,575
Long distance service                                                    3,178          3,485           3,688
Directory advertising                                                    4,439          4,266           3,929
Other                                                                    6,388          6,403           6,278
--------------------------------------------------------------------------------------------------------------
Total operating revenues                                                51,476         49,531          46,241
--------------------------------------------------------------------------------------------------------------
Operating Expenses
Operations and support                                                  30,985         29,380          27,177
Depreciation and amortization                                            9,748          8,553           7,841
--------------------------------------------------------------------------------------------------------------
Total operating expenses                                                40,733         37,933          35,018
--------------------------------------------------------------------------------------------------------------
Operating Income                                                        10,743         11,598          11,223
--------------------------------------------------------------------------------------------------------------
Other Income (Expense)
Interest expense                                                        (1,592)        (1,430)         (1,605)
Interest income                                                            279            127             182
Equity in net income of affiliates                                         897            912             613
Other income (expense) - net                                             2,561           (354)          1,702
--------------------------------------------------------------------------------------------------------------
Total other income (expense)                                             2,145           (745)            892
--------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                              12,888         10,853          12,115
--------------------------------------------------------------------------------------------------------------
Income taxes                                                             4,921          4,280           4,380
--------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Items and Cumulative
 Effect of Accounting Change                                             7,967          6,573           7,735
--------------------------------------------------------------------------------------------------------------
Extraordinary items, net of tax                                              -          1,379             (60)
Cumulative effect of accounting change, net of tax                           -            207              15
--------------------------------------------------------------------------------------------------------------
Net Income                                                         $     7,967    $     8,159     $     7,690
==============================================================================================================
Earnings Per Common Share:
 Income Before Extraordinary Items and Cumulative
   Effect of Accounting Change                                     $      2.35    $      1.93     $      2.27
 Net Income                                                        $      2.35    $      2.39     $      2.26
==============================================================================================================
Earnings Per Common Share-Assuming Dilution:
 Income Before Extraordinary Items and Cumulative
   Effect of Accounting Change                                     $      2.32    $      1.90     $      2.24
 Net Income                                                        $      2.32    $      2.36     $      2.23
==============================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
-----------------------------------------------------------------------------------------------------
                                                                                  December 31,
                                                                             ------------------------
                                                                                 2000          1999
-----------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                                  $      643    $      495
Accounts receivable - net of allowances for uncollectibles of
  $1,032 and $1,099                                                            10,144         9,378
Prepaid expenses                                                                  550           651
Deferred income taxes                                                             671           767
Notes receivable from Cingular Wireless                                         9,568             -
Other current assets                                                            1,640           639
-----------------------------------------------------------------------------------------------------
Total current assets                                                           23,216        11,930
-----------------------------------------------------------------------------------------------------
Property, Plant and Equipment - Net                                            47,195        46,571
-----------------------------------------------------------------------------------------------------
Intangible Assets - Net of Accumulated Amortization of
  $746 and $1,325                                                               5,475         6,796
-----------------------------------------------------------------------------------------------------
Investments in Equity Affiliates                                               12,378        10,648
-----------------------------------------------------------------------------------------------------
Other Assets                                                                   10,387         7,270
-----------------------------------------------------------------------------------------------------
Total Assets                                                               $   98,651    $   83,215
-----------------------------------------------------------------------------------------------------
Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                                              $   10,470    $    3,374
Accounts payable and accrued liabilities                                       15,432        11,717
Accrued taxes                                                                   3,592         3,386
Dividends payable                                                                 863           836
------------------------------------------------------------------------------------------------------
Total current liabilities                                                      30,357        19,313
------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                 15,492        17,475
------------------------------------------------------------------------------------------------------
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                                           6,806         4,821
Postemployment benefit obligation                                               9,767         9,612
Unamortized investment tax credits                                                318           389
Other noncurrent liabilities                                                    4,448         3,879
------------------------------------------------------------------------------------------------------
Total deferred credits and other noncurrent liabilities                        21,339        18,701
------------------------------------------------------------------------------------------------------
Corporation-Obligated Mandatorily Redeemable Preferred
  Securities Of Subsidiary Trusts#                                              1,000         1,000
------------------------------------------------------------------------------------------------------
Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)                 -             -
Common shares ($1 par value, 7,000,000,000 authorized: issued
   3,433,124,836 at December 31, 2000 and 1999)                                 3,433         3,433
Capital in excess of par value                                                 12,125        12,453
Retained earnings                                                              18,341        13,798
Guaranteed obligations of employee stock ownership plans (ESOP)                   (21)         (106)
Deferred compensation - leveraged ESOP (LESOP)                                    (37)          (73)
Treasury shares (46,416,071 at December 31, 2000 and
  37,752,621 at December 31, 1999, at cost)                                    (2,071)       (1,717)
Accumulated other comprehensive income                                         (1,307)       (1,062)
------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                      30,463        26,726
------------------------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                                  $   98,651    $   83,215
======================================================================================================
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

SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
-------------------------------------------------------------------------------------------------------------
                                                                             2000         1999        1998
-------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                             $    7,967   $    8,159   $   7,690
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                                             9,748        8,553       7,841
  Undistributed earnings from investments in equity affiliates               (521)        (471)       (256)
  Provision for uncollectible accounts                                        885        1,136         896
  Amortization of investment tax credits                                      (71)         (85)        (96)
  Deferred income tax expense                                               1,164        1,061         840
  Gain on sales of investments                                             (2,415)        (335)     (2,215)
  Extraordinary items, net of tax                                               -       (1,379)         60
  Cumulative effect of accounting change, net of tax                            -         (207)        (15)
  Changes in operating assets and liabilities:
    Accounts receivable                                                    (1,892)        (731)     (2,257)
    Other current assets                                                     (446)         335         310
    Accounts payable and accrued liabilities                                1,405        2,054       1,175
  Other - net                                                              (1,525)      (1,512)       (992)
-------------------------------------------------------------------------------------------------------------
Total adjustments                                                           6,332        8,419       5,291
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                  14,299       16,578      12,981
-------------------------------------------------------------------------------------------------------------

Investing Activities
Construction and capital expenditures                                     (13,124)     (10,304)     (8,882)
Investments in affiliates                                                       -           51         (77)
Purchase of short-term investments                                           (539)         (26)        (42)
Proceeds from short-term investments                                           84           31         355
Dispositions                                                                4,476        4,867       2,727
Acquisitions                                                               (5,299)      (5,198)     (3,261)
Other                                                                          (1)           2          11
-------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                     (14,403)     (10,577)     (9,169)
-------------------------------------------------------------------------------------------------------------

Financing Activities
Net change in short-term borrowings with original
 maturities of three months or less                                         5,169         (787)       (589)
Issuance of other short-term borrowings                                         -            -           2
Repayment of other short-term borrowings                                        -            -          (8)
Issuance of long-term debt                                                  1,087          738       2,890
Repayment of long-term debt                                                (1,128)      (2,301)     (2,860)
Early extinguishment of debt and related call premiums                          -          (31)       (765)
Issuance of common shares                                                       -          313         464
Issuance of preferred shares of subsidiaries                                    -          103         322
Purchase of treasury shares                                                (2,255)      (1,169)       (498)
Issuance of treasury shares                                                   732          318         308
Dividends paid                                                             (3,418)      (3,287)     (3,131)
Other                                                                          65           (2)          3
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                           252       (6,105)     (3,862)
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          148         (104)        (50)
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents beginning of year                                   495          599         649
-------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents End of Year                                  $      643   $      495   $     599
=============================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Shareowners' Equity
Dollars and shares in millions except per share amounts
---------------------------------------------------------------------------------------------------------------
                                                          2000                1999                1998
---------------------------------------------------------------------------------------------------------------
                                                    Shares    Amount    Shares    Amount    Shares    Amount
---------------------------------------------------------------------------------------------------------------
Common Stock
Balance at beginning of year                          3,433   $  3,433    3,434   $  3,434    3,428   $  3,428
Purchase of shares                                        -          -       (8)        (8)     (13)       (13)
Issuance of shares                                        -          -        7          7       19         19
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                3,433   $  3,433    3,433   $  3,433    3,434   $  3,434
===============================================================================================================
Capital in Excess of Par Value
Balance at beginning of year                                  $ 12,453            $ 12,439            $ 12,375
Purchase of shares                                                   -                (398)               (487)
Issuance of shares                                                (678)                215                 370
Other                                                              350                 197                 181
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                        $ 12,125            $ 12,453            $ 12,439
===============================================================================================================
Retained Earnings
Balance at beginning of year                                  $ 13,798            $  8,948            $  4,429
Net income ($2.35, $2.39 and $2.26 per share)                    7,967               8,159               7,690
Dividends to shareowners
 ($1.015, $0.975 and $0.935 per share)                          (3,443)             (3,312)             (3,177)
Other                                                               19                   3                   6
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                        $ 18,341            $ 13,798            $  8,948
===============================================================================================================
Guaranteed Obligations of ESOP
Balance at beginning of year                                  $   (106)           $   (261)           $   (409)
Reduction of debt associated with ESOP                              85                 155                 148
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                        $    (21)           $   (106)           $   (261)
===============================================================================================================
Deferred Compensation - LESOP
Balance at beginning of year                                  $    (73)           $    (82)           $   (119)
Cost of LESOP trust shares allocated to employees                   36                   9                  37
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                        $    (37)           $    (73)           $    (82)
===============================================================================================================
Treasury Shares
Balance at beginning of year                            (38)  $ (1,717)     (28)  $   (882)     (30)  $   (730)
Purchase of shares                                      (49)    (2,255)     (23)    (1,169)     (12)      (498)
Issuance of shares                                       41      1,901       13        334       14        346
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                  (46)  $ (2,071)     (38)  $ (1,717)     (28)  $   (882)
===============================================================================================================
Accumulated Other Comprehensive Income,
 net of tax
Balance at beginning of year                                  $ (1,062)           $   (822)           $ (1,111)
Foreign currency translation adjustment,
 net of taxes of $(234), $290 and $37                             (435)               (336)                224
Reclassification adjustment to net income for
 cumulative translation adjustment on securities sold              329                   -                  56
Unrealized gains (losses) on available-for-sale securities,
 net of taxes of $(22), $61 and $37                                (40)                113                  69
Less reclassification adjustment for net gains
 included in net income                                            (99)                (17)                (60)
---------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 (245)               (240)                289
---------------------------------------------------------------------------------------------------------------
Balance at end of year                                        $ (1,307)           $ (1,062)           $   (822)
===============================================================================================================
Total Comprehensive Income
Net income                                                    $  7,967            $  8,159            $  7,690
Other comprehensive income (loss) per above                       (245)               (240)                289
---------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                    $  7,722            $  7,919            $  7,979
===============================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1.    Summary of Significant Accounting Policies

Basis of Presentation - Throughout this document, SBC Communications Inc. is referred to as “we” or “SBC”. The consolidated financial statements include the accounts of SBC and its majority-owned subsidiaries. The statements reflect mergers of our subsidiaries with Southern New England Telecommunications Corporation (SNET) and Ameritech Corporation (Ameritech) as poolings of interests (see Note 2). Our subsidiaries and affiliates operate in the communications services industry, providing wireline and wireless telecommunications services and equipment, directory advertising and cable television service both domestically and worldwide.

All significant intercompany transactions are eliminated in the consolidation process. Our investment in Cingular Wireless (Cingular) is accounted for under the equity method of accounting (see Note 6). Investments in partnerships, joint ventures and less than majority-owned subsidiaries are principally accounted for under the equity method. Earnings from certain foreign investments accounted for using the equity method are included for periods ended within three months of our year end.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts in prior period financial statements have been reclassified to conform to the current year’s presentation.

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

Revenue Recognition/Cumulative Effect of Accounting Change - In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), which we adopted effective January 1, 2000. SAB 101 addresses, among other items, when revenue relating to nonrefundable, up-front fees should be recognized. Upon adoption, we performed a detailed analysis of our activation fees and recorded deferred revenues and associated expenses accordingly. These deferred amounts will be recognized over the average customer life of five years. Expenses, though exceeding revenue, were only deferred to the extent of revenue. Accordingly, these adjustments had no significant effect on operating or net income.

Certain revenues derived from local telephone and wireless services are billed monthly in advance and are recognized the following month when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and wireless airtime usage, are recognized monthly as services are provided.

Ameritech, prior to January 1, 1999, and SNET, prior to January 1, 1998, recognized revenues and expenses related to publishing directories using the “amortization” method, under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective January 1, 1999, for Ameritech and January 1, 1998, for SNET, the accounting was changed to the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published. The change in methodology was made because the issue basis method is generally followed in the publishing industry, including by our other directory subsidiaries, and better reflects the operating activity of the business.

The cumulative after-tax effect of applying the changes in method to prior years was recognized as of January 1, 1999 and 1998, as one-time, non-cash gains of $207, or $0.06 per share, and $15, or $0.01 per share, net of deferred taxes of $125 and $11. Had the current method been applied during prior periods, income before extraordinary items and cumulative effect of accounting change would not have been materially affected.

Property, Plant and Equipment - Property, plant and equipment is stated at cost. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Software Costs - It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are included in Property, Plant and Equipment and are being amortized over three years.

Intangible Assets - Intangible assets consist primarily of customer lists and the excess of consideration paid over net assets acquired in business combinations. These assets are being amortized using the straight-line method, over periods generally ranging from three to forty years. Management periodically reviews the carrying value and lives of all intangible assets based on expected future cash flows.

Advertising Costs - Costs for advertising products and services or corporate image are expensed as incurred.

Foreign Currency Translation - Local currencies are generally considered the functional currency for our share of foreign investments, except in countries considered highly inflationary. We translate our share of foreign assets and liabilities at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average rates for the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying consolidated balance sheets. Other transaction gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

Derivative Financial Instruments - In June 1998, the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133), which will require all derivatives to be recorded on the balance sheet at fair value, and will require changes in the fair value of the derivatives to be recorded in net income or comprehensive income. We adopted FAS 133 on January 1, 2001, as a one-time, non-cash cumulative effect of accounting change. However, because of our minimal use of derivatives, the adoption of this standard did not have a significant effect on our financial position or results of operations.

We do not invest in derivatives for trading purposes. From time to time as part of our risk management strategy, we use derivative financial instruments, including interest rate swaps, to hedge exposures to interest rate risk on debt obligations, and foreign currency forward exchange contracts to hedge exposures to changes in foreign currency rates for transactions related to foreign investments. Derivative contracts are entered into for hedging of firm commitments only. Interest rate swap settlements are recognized as adjustments to interest expense in the consolidated statements of income when paid or received. Foreign currency forward exchange contracts are set up to coincide with firm commitments. Gains and losses are deferred until the underlying transaction being hedged occurs, and then are recognized as part of that transaction (see Note 10).

Note 2.    Completion of Mergers

In October 1999, SBC and Ameritech completed the merger of an SBC subsidiary with Ameritech in a transaction in which each share of Ameritech common stock was exchanged for 1.316 shares of SBC common stock (equivalent to approximately 1,446 million shares). Ameritech became a wholly owned subsidiary effective with the merger, and the transaction has been accounted for as a pooling of interests and a tax-free reorganization. Financial statements for prior periods have been restated to include the accounts of Ameritech. Transaction costs related to the merger were $77 ($48 net of tax). Of this total, $25 ($16 net of tax) is included in expenses in 1999 and $52 ($32 net of tax) in 1998.

In October 1998, SBC and SNET completed the merger of an SBC subsidiary with SNET in a transaction in which each share of SNET common stock was exchanged for 1.7568 shares of SBC common stock (equivalent to approximately 120 million shares). SNET became a wholly owned subsidiary effective with the merger, and the transaction was accounted for as a pooling of interests and a tax-free reorganization.

Post-Merger Initiatives

Upon completion of each merger, we reviewed operations throughout the merged company. We formed review teams that performed comprehensive evaluations of companywide operations. Based on these merger integration reviews, we made certain strategic decisions, integrated certain operations and consolidated some administrative and support functions resulting in one-time charges. The following tables summarize the charges incurred for each merger related to these reviews and decisions:

    -----------------------------------------------------------------------
    Pre-tax charges                                 Ameritech        SNET
    -----------------------------------------------------------------------
    Reorganization                               $      582    $       82
    Impairments/asset valuation                         690           321
    Wireless conversion                                 220             -
    Regulatory and legal                                164             -
    Merger approval                                      31             -
    Other items and estimates of other obligations       79             -
    -----------------------------------------------------------------------
    Total one-time charges                       $    1,766    $      403
    =======================================================================

    -----------------------------------------------------------------------
    After-tax charges                               Ameritech        SNET
    -----------------------------------------------------------------------
    Reorganization                               $      379    $       50
    Impairments/asset valuation                         472           199
    Wireless conversion                                 143             -
    Regulatory and legal                                102             -
    Merger approval                                      19             -
    Other items and estimates of other obligations      342             -
    -----------------------------------------------------------------------
    Total one-time charges                       $    1,457    $      249
    =======================================================================
One-time charges incurred in the third and fourth quarter of 1999 totaled $1,766 ($1,457 net of tax). These charges included various regulatory and legal issues, merger approval and other related costs of $274 ($174 net of tax). In addition, these charges included costs related to strategic decisions reached by the review teams of $1,492 ($1,283 net of tax) in 1999. Charges in the fourth quarter of 1998 for the SNET merger of $403 ($249 net of tax) also related to the strategic decisions reached by the review teams. At December 31, 2000, 1999 and 1998, remaining accruals for anticipated cash expenditures related to the SNET decisions and decisions related to the 1997 pooling of interests with Pacific Telesis Group (PAC) were approximately $11, $52 and $323. Anticipated cash expenditures related to the accruals for the Ameritech merger decisions totaled $147 and $703 at December 31, 2000 and 1999. In addition, as discussed in Note 8, we have ongoing expenses associated with the mergers.

Reorganization - We centralized several key functions that will support the wireline operations including network planning, strategic marketing and procurement. We also consolidated a number of corporatewide support activities, including research and development, information technology, financial transaction processing and real estate management. These initiatives resulted in the creation of some jobs and the elimination and realignment of others, with many of the affected employees changing job responsibilities and in some cases assuming positions in other locations.

We recognized net charges of approximately $582 ($379 net of tax) during the fourth quarter of 1999 and $82 ($50 net of tax) during the fourth quarter of 1998 in connection with these initiatives. The charges were comprised mainly of postemployment benefits, primarily related to severance, and costs associated with closing duplicate operations, primarily contract cancellations. Other charges arising out of the mergers related to relocation, retraining and other effects of consolidating certain operations are being recognized in the periods those charges are incurred. The fourth quarter 1999 charge is net of $45 ($29 net of tax) of reversals of accruals made in connection with the SNET and PAC mergers that were related to plans now superseded by the current reorganization plans.

Impairments/Asset Valuation - As a result of our merger integration plans, strategic review of domestic operations and organizational alignments, we reviewed the carrying values of the long-lived assets in the third and fourth quarter of 1999 and the fourth quarter of 1998. The reviews were conducted companywide, although the 1998 review focused primarily on SNET and the 1999 review focused primarily on Ameritech. These reviews included estimating remaining useful lives and cash flows and identifying assets to be abandoned. Where this review indicated impairment, fair market values including, in some cases, discounted cash flows as an estimate of fair value, related to those assets were analyzed to determine the amount of the impairment. As a result of these reviews, we wrote off certain assets and recognized impairments to the value of other assets with a combined charge of $690 ($472 net of tax) in the third and fourth quarter of 1999 and $321 ($199 net of tax) in the fourth quarter of 1998.

The 1999 adjustments include an impairment of $300 ($224 net of tax) related to SecurityLink. This impairment adjustment, taken as a reduction in goodwill of $300, reflects a reduction of the investment to fair market value based upon the value of comparable businesses. In connection with this adjustment, we shortened the estimated life of the remaining goodwill on the security business from 40 to 15 years. In January 2001, we sold SecurityLink. As a result of the sale, we took an additional charge of $614 ($454 net of tax) (see Note 16).

Also in 1999, we performed a review of the allowance for doubtful accounts at the Ameritech subsidiaries and recognized a charge of $212 ($135 net of tax). This charge resulted from adjusting Ameritech’s estimation methods to the method we use. Other 1999 adjustments consisted primarily of valuation adjustments on certain analog switching equipment at Ameritech and certain cost investments.

The 1998 impairments and writeoffs primarily related to recognition of an impairment of the assets supporting SNET’s video and telephony operations, and also included charges for required changes in wireless equipment, inventory and sites.

Wireless Conversion - In December 1999, Ameritech notified its wireless customers that the current wireless network platform (Code Division Multiple Access or CDMA) would be converted to our network platform (Time Division Multiple Access or TDMA). As part of the conversion, we sold the CDMA network assets and leased them back over the conversion period. A charge of $220 ($143 net of tax) was recognized in the fourth quarter of 1999 to recognize the loss on the sale and leaseback and to replace the customers’ CDMA handsets.

Other Items and Estimates of Other Obligations - We performed reviews of Ameritech’s accounting operations and applied consistent accounting techniques between the merging companies. As a result, we recognized charges in 1999 related to the impact of several regulatory and legal rulings of $164 ($102 net of tax). Also in 1999, we incurred a charge of $31 ($19 net of tax) for Ameritech merger approval costs. In 1999 charges for deferred taxes on Ameritech’s international investments of $289, net charges related to the routine deferral of certain costs and revenues by Ameritech of $62 ($40 net of tax) and other miscellaneous items of $17 ($13 net of tax) were recognized.

Note 3. Subsidiary Financial Information

We have fully and unconditionally guaranteed certain outstanding capital securities of PAC, Pacific Bell Telephone Company (PacBell), and Southwestern Bell Telephone Company (SWBell), each of which is a wholly owned subsidiary of SBC. In September 2000, new SEC rules became effective for reporting parent company guarantees of subsidiary securities. In accordance with these new rules, we are providing the following condensed consolidating financial information.

The Parent column presents investments in all subsidiaries under the equity method of accounting. PAC, PacBell and SWBell are listed separately because each has securities that we have guaranteed that would otherwise require SEC periodic reporting. PacBell is a wholly owned subsidiary of PAC, and the new rules require that its financial information also be included in the PAC column. All other wholly owned subsidiaries that do not have securities guaranteed by us that would require separate reporting are presented in the Other column. The consolidating adjustments column (Adjs.) eliminates the intercompany balances and transactions between our subsidiaries, as well as removing the double presentation of PacBell, in order to reconcile to the SBC consolidated financial information. See Note 8 for a discussion of conforming items on the segments and subsidiaries.

    Condensed Consolidating Statements of Income
    For the Twelve Months Ended December 31, 2000

                                              Parent    PAC     PacBell   SWBell    Other     Adjs.     Total
    -------------------------------------------------------------------------------------------------- ------------
    Total operating revenues                $      -  $ 11,978 $ 10,356 $  11,580 $ 29,121 $ (11,559) $  51,476
    Total operating expenses                   (1,119)   7,974    7,437     8,636   26,445    (8,640)    40,733
    -------------------------------------------------------------------------------------------------- ------------
    Operating income                            1,119    4,004    2,919     2,944    2,676    (2,919)    10,743
    -------------------------------------------------------------------------------------------------- ------------
    Interest expense                              504      434      391       383    1,280    (1,400)     1,592
    Equity in net income of affiliates          7,417       16        -         -      945    (7,481)       897
    Royalty income (expense)                      460     (415)    (407)     (460)     415       407          -
    Other income (expense) - net                 (192)       9        2        10    3,961      (950)     2,840
    -------------------------------------------------------------------------------------------------- ------------
    Income before income taxes                  8,300    3,180    2,123     2,111    6,717    (9,543)    12,888
    -------------------------------------------------------------------------------------------------- ------------
    Income taxes                                  333    1,243      847       778    2,567      (847)     4,921
    -------------------------------------------------------------------------------------------------- ------------
    Net Income                              $   7,967 $  1,937 $  1,276 $   1,333 $  4,150 $  (8,696) $   7,967
    ================================================================================================== ============

    Condensed Consolidating Statements of Income
    For the Twelve Months Ended December 31, 1999

                                                 Parent    PAC     PacBell   SWBell    Other     Adjs.     Total
    ---------------------------------------------------------------------------------------------------- ----------
    Total operating revenues                   $       - $ 11,727 $  9,718 $  11,173 $ 27,558 $ (10,645) $  49,531
    Total operating expenses                        (228)   8,861    7,459     8,358   21,869    (8,386)    37,933
    ---------------------------------------------------------------------------------------------------- ----------
    Operating income                                 228    2,866    2,259     2,815    5,689    (2,259)    11,598
    ---------------------------------------------------------------------------------------------------- ----------
    Interest expense                                 206      455      388       384    1,327    (1,330)     1,430
    Equity in net income of affiliates             8,137        -        -         -      937    (8,162)       912
    Other income (expense) - net                     113      100       42         6      471      (959)      (227)
    ---------------------------------------------------------------------------------------------------- ----------
    Income before income taxes                     8,272    2,511    1,913     2,437    5,770   (10,050)    10,853
    ---------------------------------------------------------------------------------------------------- ----------
    Income taxes                                     106      990      752       896    2,288      (752)     4,280
    ---------------------------------------------------------------------------------------------------- ----------
    Income before extraordinary items
      and cumulative effect of
      accounting change                            8,166    1,521    1,161     1,541    3,482    (9,298)     6,573
    ---------------------------------------------------------------------------------------------------- ----------
    Extraordinary items                                -        -        -         -    1,379         -      1,379
    Cumulative effect of accounting
      change                                          (7)    (218)  (1,010)     (274)     706     1,010        207
    ---------------------------------------------------------------------------------------------------- ----------
    Net Income                                 $   8,159 $  1,303 $    151 $   1,267 $  5,567 $  (8,288) $   8,159
    ==================================================================================================== ==========

    Condensed Consolidating Statements of Income
    For the Twelve Months Ended December 31, 1998

                                                 Parent    PAC     PacBell   SWBell    Other     Adjs.     Total
    ---------------------------------------------------------------------------------------------------- ----------
    Total operating revenues                   $       - $ 11,288 $  9,406 $  10,752 $ 25,189 $ (10,394) $  46,241
    Total operating expenses                        (135)   8,613    7,107     7,958   19,570    (8,095)    35,018
    ---------------------------------------------------------------------------------------------------- ----------
    Operating income                                 135    2,675    2,299     2,794    5,619    (2,299)    11,223
    ---------------------------------------------------------------------------------------------------- ----------
    Interest expense                                 359      504      426       374    1,107    (1,165)     1,605
    Equity in net income of affiliates             7,371        -        -         -      616    (7,374)       613
    Other income (expense) - net                     624       (2)      (1)      (10)   2,011      (738)     1,884
    ---------------------------------------------------------------------------------------------------- ----------
    Income before income taxes                     7,771    2,169    1,872     2,410    7,139    (9,246)    12,115
    ---------------------------------------------------------------------------------------------------- ----------
    Income taxes                                      81      896      734       883    2,520      (734)     4,380
    Income before extraordinary items
      and cumulative effect of
      accounting change                            7,690    1,273    1,138     1,527    4,619    (8,512)     7,735
    ---------------------------------------------------------------------------------------------------- ----------
    Extraordinary items                                -      (62)     (61)        -        2        61        (60)
    Cumulative effect of accounting
      change                                           -        -        -         -       15         -         15
    ---------------------------------------------------------------------------------------------------- ----------
    Net Income                                 $   7,690 $  1,211 $  1,077 $   1,527 $  4,636 $  (8,451) $   7,690
    ==================================================================================================== ==========

    Condensed Consolidating Balance Sheets
    December 31, 2000

                                                 Parent    PAC     PacBell   SWBell    Other     Adjs.     Total
    ---------------------------------------------------------------------------------------------------- ----------
    Cash and cash equivalents                  $     436 $      5 $      9 $      52 $     150 $      (9) $     643
    Accounts receivable - net                      9,503    2,838    2,219     2,111     8,662   (15,189)    10,144
    Other current assets                           2,195      480      474       697     9,057      (474)    12,429
    ---------------------------------------------------------------------------------------------------- ----------
    Total current assets                          12,134    3,323    2,702     2,860    17,869   (15,672)    23,216
    ---------------------------------------------------------------------------------------------------- ----------
    Property, plant and equipment - net              138   13,461   13,028    14,984    18,612   (13,028)    47,195
    ---------------------------------------------------------------------------------------------------- ----------
    Intangible assets - net                            -        -        -         -     5,475         -      5,475
    ---------------------------------------------------------------------------------------------------- ----------
    Investments in equity affiliates              30,072      611        -         -    14,952   (33,257)    12,378
    ---------------------------------------------------------------------------------------------------- ----------
    Other assets                                   2,186    2,136    2,061       272    10,643    (6,911)    10,387
    ---------------------------------------------------------------------------------------------------- ----------
    Total Assets                               $  44,530 $ 19,531 $ 17,791 $  18,116 $  67,551 $ (68,868) $  98,651
    ==================================================================================================== ==========

    Debt maturing within one year              $   8,918 $  1,214 $  1,776 $   2,648 $   4,157 $  (8,243) $  10,470
    Other current liabilities                      2,527    3,906    3,794     4,112    15,845   (10,297)    19,887
    ---------------------------------------------------------------------------------------------------- ----------
    Total current liabilities                     11,445    5,120    5,570     6,760    20,002   (18,540)    30,357
    ---------------------------------------------------------------------------------------------------- ----------
    Long-term debt                                   568    4,353    4,293     3,976    11,445    (9,143)    15,492
    ---------------------------------------------------------------------------------------------------- ----------
    Postemployment benefit  obligation                83    3,000    2,817     2,993     3,691    (2,817)     9,767
    ---------------------------------------------------------------------------------------------------- ----------
    Other noncurrent liabilities                   1,971    1,686    1,536     1,314     6,601    (1,536)    11,572
    ---------------------------------------------------------------------------------------------------- ----------
    Corporation-obligated mandatorily
      redeemable preferred securities of
      subsidiary trusts                                -    1,000        -         -         -         -      1,000
    ---------------------------------------------------------------------------------------------------- ----------
    Total shareowners' equity                     30,463    4,372    3,575     3,073    25,812   (36,832)    30,463
    ---------------------------------------------------------------------------------------------------- ----------
    Total Liabilities
      and Shareowners' Equity                  $  44,530 $ 19,531 $ 17,791 $  18,116 $  67,551 $ (68,868) $  98,651
    ==================================================================================================== ==========

    Condensed Consolidating Balance Sheets
    December 31, 1999

                                                 Parent    PAC     PacBell   SWBell    Other     Adjs.     Total
    ---------------------------------------------------------------------------------------------------- ----------
    Cash and cash equivalents                  $     100 $     13 $     11 $      49 $     333 $     (11) $     495
    Accounts receivable - net                      8,012    2,538    1,929     1,913    11,678   (16,692)     9,378
    Other current assets                             224      471      378       491       871      (378)     2,057
    ---------------------------------------------------------------------------------------------------- ----------
    Total current assets                           8,336    3,022    2,318     2,453    12,882   (17,081)    11,930
    ---------------------------------------------------------------------------------------------------- ----------
    Property, plant and equipment - net               89   12,628   12,213    13,958    19,896   (12,213)    46,571
    ---------------------------------------------------------------------------------------------------- ----------
    Intangible assets - net                            -      824        -         -     5,972         -      6,796
    ---------------------------------------------------------------------------------------------------- ----------
    Investments in equity affiliates              23,461      199        -         -    13,125   (26,137)    10,648
    ---------------------------------------------------------------------------------------------------- ----------
    Other assets                                   2,203    1,683    1,407        20     8,563    (6,606)     7,270
    ---------------------------------------------------------------------------------------------------- ----------
    Total Assets                               $  34,089 $ 18,356 $ 15,938 $  16,431 $  60,438 $ (62,037) $  83,215
    ==================================================================================================== ==========

    Debt maturing within one year              $   3,364 $  1,869 $  1,674 $   2,086 $   9,180 $ (14,799) $   3,374
    Other current liabilities                      1,347    3,075    2,865     3,041    10,114    (4,503)    15,939
    ---------------------------------------------------------------------------------------------------- ----------
    Total current liabilities                      4,711    4,944    4,539     5,127    19,294   (19,302)    19,313
    ---------------------------------------------------------------------------------------------------- ----------
    Long-term debt                                   685    4,551    4,491     4,211    13,201    (9,664)    17,475
    ---------------------------------------------------------------------------------------------------- ----------
    Postemployment benefit  obligation               111    2,888    2,703     3,049     3,564    (2,703)     9,612
    ---------------------------------------------------------------------------------------------------- ----------
    Other noncurrent liabilities                   1,856    1,845    1,486     1,143     4,271    (1,512)     9,089
    ---------------------------------------------------------------------------------------------------- ----------
    Corporation-obligated mandatorily
     redeemable preferred securities of
     subsidiary trusts                                 -    1,000        -         -         -         -      1,000
    ---------------------------------------------------------------------------------------------------- ----------
    Total shareowners' equity                     26,726    3,128    2,719     2,901    20,108   (28,856)    26,726
    ---------------------------------------------------------------------------------------------------- ----------
    Total Liabilities
     and Shareowners' Equity                   $  34,089 $ 18,356 $ 15,938 $  16,431 $  60,438 $ (62,037) $  83,215
    ===================================================================================================== ==========

    Condensed Consolidating Statements of Cash Flows
    Twelve Months Ended December 31, 2000

                                                 Parent     PAC    PacBell   SWBell    Other     Adjs.     Total
    ----------------------------------------------------------------------------------------------------- ----------
    Net cash from operating activities         $   4,008 $  4,306 $  3,196 $   4,152 $   3,914 $  (5,277) $  14,299
    Net cash from investing activities            (4,309)  (2,797)  (2,679)   (3,630)   (4,081)    3,093    (14,403)
    Net cash from financing activities               637   (1,517)    (519)     (519)      (16)    2,186        252
    ----------------------------------------------------------------------------------------------------- ----------
    Net Increase (Decrease) in Cash            $     336 $     (8)$     (2)$       3 $    (183)$       2  $     148
    ===================================================================================================== ==========

    Condensed Consolidating Statements of Cash Flows
    Twelve Months Ended December 31, 1999

                                                 Parent     PAC    PacBell   SWBell    Other     Adjs.     Total
    ----------------------------------------------------------------------------------------------------- ----------
    Net cash from operating activities         $   2,337 $  3,212 $  3,233 $   4,393 $   9,639 $  (6,236) $  16,578
    Net cash from investing activities              (268)  (2,787)  (2,437)   (2,882)   (4,447)    2,244    (10,577)
    Net cash from financing activities            (2,283)    (431)    (799)   (1,522)   (5,065)    3,995     (6,105)
    ----------------------------------------------------------------------------------------------------- ----------
    Net Increase (Decrease) in Cash            $    (214)$     (6)$     (3)$     (11)$     127 $       3  $    (104)
    ===================================================================================================== ==========

    Condensed Consolidating Statements of Cash Flows
    Twelve Months Ended December 31, 1998

                                                 Parent     PAC    PacBell   SWBell    Other     Adjs.     Total
    ----------------------------------------------------------------------------------------------------- ----------
    Net cash from operating activities         $   1,707 $  3,023 $  2,443 $   3,126 $   4,589 $  (1,907) $  12,981
    Net cash from investing activities               563   (2,420)  (2,140)   (2,566)   (5,029)    2,423     (9,169)
    Net cash from financing activities            (2,166)    (631)    (332)     (579)      333      (487)    (3,862)
    ----------------------------------------------------------------------------------------------------- ----------
    Net Increase (Decrease) in Cash            $     104 $    (28)$    (29)$     (19)$    (107)$      29  $     (50)
    ===================================================================================================== ==========

Note 4. Earnings Per Share

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary items and cumulative effect of accounting change for the years ended December 31, 2000, 1999 and 1998 are shown in the table below:

    -------------------------------------------------------------------------------------------
    Year Ended December 31,                                2000            1999           1998
    -------------------------------------------------------------------------------------------
    Numerators
    Numerator for basic earnings per share:
      Income before extraordinary items and
       cumulative effect of accounting change         $   7,967       $   6,573      $   7,735
      Dilutive potential common shares:
       Other stock-based compensation                         6               4              4
    -------------------------------------------------------------------------------------------
    Numerator for diluted earnings per share          $   7,973       $   6,577      $   7,739
    ===========================================================================================
    Denominators
    Denominator for basic earnings per share:
      Weighted average number of common
       shares outstanding (000,000)                       3,392           3,409          3,406
      Dilutive potential common shares (000,000):
       Stock options                                         33              42             38
       Other stock-based compensation                         8               7              6
    -------------------------------------------------------------------------------------------
    Denominator for diluted earnings per share            3,433           3,458          3,450
    ===========================================================================================
    Basic earnings per share
      Income before extraordinary items and
       cumulative effect of accounting change         $    2.35       $    1.93      $    2.27
      Extraordinary items                                     -            0.40          (0.02)
      Cumulative effect of accounting change                  -            0.06           0.01
    -------------------------------------------------------------------------------------------
    Net income                                        $    2.35       $    2.39      $    2.26
    ===========================================================================================
    Diluted earnings per share
      Income before extraordinary items and
       cumulative effect of accounting change         $    2.32       $    1.90      $    2.24
      Extraordinary items                                     -            0.40          (0.02)
      Cumulative effect of accounting change                  -            0.06           0.01
    -------------------------------------------------------------------------------------------
    Net income                                        $    2.32       $    2.36      $    2.23
    ===========================================================================================

Note 5. Property, Plant and Equipment

Property, plant and equipment is summarized as follows at December 31:

    --------------------------------------------------------------------------- ------------
                                                Lives (years)       2000           1999
    --------------------------------------------------------------------------- ------------
    Land                                              -      $        592     $      589
    Buildings                                       35-45           9,864         10,284
    Central office equipment                         3-10          47,094         43,335
    Cable, wiring and conduit                       10-50          47,143         48,785
    Other equipment                                  5-15          10,529         10,455
    Software                                          3             1,438            786
    Under construction                                -             3,093          2,098
    --------------------------------------------------------------------------- ------------
                                                                  119,753        116,332
    --------------------------------------------------------------------------- ------------
    Accumulated depreciation and amortization                      72,558         69,761
    --------------------------------------------------------------------------- ------------
    Accumulated depreciation and amortization                      72,558         69,761
    --------------------------------------------------------------------------- ------------
    Property, plant and equipment - net                      $     47,195     $   46,571
    ========================================================================================
Our depreciation expense was $8,480, $8,175 and $7,566 for 2000, 1999 and 1998.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases for 2000, 1999 and 1998 were $755, $707 and $683. At December 31, 2000, the future minimum rental payments under noncancelable operating leases for the years 2001 through 2005 were $393, $350, $275, $288 and $169 with $479 due thereafter. Capital leases are not significant.

Note 6. Investment in Cingular Wireless

In October 2000, SBC and BellSouth Corporation (BellSouth) began contributions of their wireless properties and formally began operations of their wireless joint venture, Cingular, formed in April 2000. Cingular serves approximately 19 million customers, is the second-largest wireless operator in the United States, and has approximately 190 million potential customers in 38 states, the District of Columbia, Puerto Rico and the United States Virgin Islands. Economic ownership in Cingular is held 60% by SBC and 40% by BellSouth, with control shared equally. Cingular is managed jointly with a four-seat board of directors (two seats from each company). We are accounting for our investment under the equity method of accounting. The contributions to Cingular were made after we received the approval of the United States Department of Justice and the FCC.

The following table is a reconciliation of our investment in Cingular:

    --------------------------------------------------------
                                                    2000
    --------------------------------------------------------
    Beginning of year                         $        -
    Contributions                                  2,688
    Equity in net income                              80
    --------------------------------------------------------
    End of year                               $    2,768
    ========================================================
Undistributed earnings from Cingular were $80 at December 31, 2000.

Our initial contributions to Cingular included the assets and liabilities of the wireless operations contributed, totaling a net asset contribution of $2,688. Included in these amounts were approximately $9,400 payable to SBC and $2,500 receivable from SBC, amounts which were previously eliminated in the consolidation process. The notes receivable from Cingular are shown separately in the consolidated balance sheets; their payment is expected in conjunction with Cingular obtaining alternative financing. The payables to Cingular are included in accounts payable and accrued liabilities as shown in Note 18.

In August 2000, we announced a definitive agreement under which we will grant the exclusive right to lease 3,900 communication towers to SpectraSite Communications Inc. (SpectraSite), plus an estimated 800 new towers under a five-year exclusive build-to-suit agreement, for a total of at least 4,700 towers. As part of the agreement, SpectraSite has committed to sublease space on the towers to Cingular under terms similar to Cingular’s current lease from us. As of December 31, 2000, we have closed on 739 towers.

We continue to employ approximately 15,000 wireless employees, incurring costs for their salaries and related benefits. We have entered into a services contract with Cingular under which these employees provide services to Cingular, and we bill Cingular for these costs. For the fourth quarter of 2000, we billed Cingular approximately $117 for these employee-related costs.

In addition, our wireline operations have historically recorded network access revenue from interconnection agreements with our wireless properties, which was eliminated in the consolidation process. For operations contributed to Cingular, this network access revenue is no longer eliminated. During the fourth quarter of 2000, the incremental amount of network access revenue from Cingular, which was previously eliminated, was approximately $37.

At December 31, 2000, we had accounts receivable from Cingular of $134, accounts payable to Cingular of $3,072 and notes receivable from Cingular of $9,568 with an interest rate of 7.5%, which includes a net interest receivable of $159. Included in the accounts payable to Cingular is approximately $558 for properties we committed to contribute to Cingular at a future date.

The following table presents summarized financial information for Cingular at December 31, or for the three months then ended:

    ----------------------------------------------------------
    Income Statement                                  2000
    ----------------------------------------------------------
      Operating revenues                          $  3,060
      Operating income                                 381
      Net income                                       127
    ==========================================================
    Balance Sheet
    ----------------------------------------------------------
      Current assets                              $  2,343
      Noncurrent assets                             15,575
      Current liabilities                            3,467
      Noncurrent liabilities                        12,000
    ==========================================================

Note 7. Other Equity Investments

Investments in equity affiliates are accounted for under the equity method and include the June 1999 purchase of a 20% interest in Bell Canada, the largest supplier of telecommunications services in Canada, and a 41.6% interest in Tele Danmark A.S. (Tele Danmark), the national communications provider in Denmark (see Note 15). SBC currently is able to elect six of twelve members of the Tele Danmark Board of Directors, including the Chairman, who would cast any tie-breaking vote.

In November 2000, Tele Danmark signed agreements to increase its investment in Sunrise, a Swiss landline and Internet operator, and to purchase a 70% stake in diAx A.G. (diAx), a Swiss mobile and landline operator, with the intent of consolidating its Swiss operations by subsequently merging diAx with Sunrise. As part of this transaction, Tele Danmark will obtain our 40% interest in diAx and we will receive 1,200 million Swiss francs (approximately $783) in cash and notes. The transaction received regulatory approval and closed in January 2001. Due to the nature of our investment in Tele Danmark, we will account for the consideration received as a dividend from an equity investee.

Investments in equity affiliates also include our investment in Teléfonos de México, S.A. de C.V. (Telmex), Mexico’s national telecommunications company. We are a member of a consortium that holds all of the AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. In 1999 and through the third quarter of 2000, we also owned class L shares, which have limited voting rights. Throughout 1999 and the first seven months of 2000, we sold portions of our class L shares in response to open market share repurchases by Telmex, so that our total equity investment remained below 10% of Telmex’s total equity capitalization. In September of 2000, we sold the remainder of our class L shares in conjunction with the purchase of a note receivable with characteristics that will essentially offset future mark to market adjustments on our Debt Exchangeable for Common Stock (DECS), which are redeemable in either L shares or cash upon maturity in 2001. At December 31, 2000 and 1999, we held an approximate 7.6% and 8.9% equity interest in Telmex.

In September 2000, Telmex announced the spinoff of its cellular business and most of its international investments, into a new company called América Móvil S.A. de C.V. (America Movil). Telmex shareholders received an equivalent number of America Movil shares upon commencement of trading, which occurred in February 2001. As a result, we have an approximate 7.6% equity interest in America Movil.

Other major equity investments that we hold include a 17.5% interest in Belgacom S.A. (Belgacom), the national communications provider in Belgium, an 18% interest in Telkom S.A. Limited (Telkom), the state-owned telecommunications company of South Africa, a 43.6% interest in TransAsia, a Taiwanese wireless company, and a 15% interest in Cegetel S.A., a joint venture providing a broad range of telecommunications offerings in France. Tele Danmark also holds a 16.5% interest in Belgacom.

In the third quarter of 2000, we exercised our rights to sell our interest in MATAV, a Hungarian telecommunications company, and our interest in Netcom GSM, a wireless telecommunications provider in Norway (see Note 15).

In January 2000, we purchased a 25% investment in ATL - Algar Telecom Leste S.A. (ATL), a Brazilian telecommunications company. In the fourth quarter of 2000, we closed an agreement with America Movil and Bell Canada International to form a new, facilities-based communications company, Telecom Américas Ltd. (Telecom Americas), which will serve as the three companies’ principal vehicle for expansion in Latin America. We obtained an 11.4% stake in Telecom Americas by contributing our investment in ATL. Our investment in Telecom Americas will be accounted for under the cost method of accounting. As a result of the transaction, we recognized a direct gain of approximately $179 ($116 net of tax).

The following table is a reconciliation of our investments in equity affiliates other than Cingular:

    -------------------------------------------------------------------------------------
                                                    2000           1999          1998
    -------------------------------------------------------------------------------------
    Beginning of year                         $   10,648     $    7,412    $    4,453
    Additional investments                           783          3,702         3,159
    Equity in net income                             817            912           613
    Dividends received                              (376)          (445)         (344)
    Currency translation adjustments                (849)          (707)          169
    Dispositions and other adjustments            (1,413)          (226)         (638)
    -------------------------------------------------------------------------------------
    End of year                               $    9,610     $   10,648    $    7,412
    =====================================================================================
The currency translation adjustment for 2000 primarily reflects the effect of exchange rate fluctuations on our investments in Tele Danmark, Telmex, Telkom and Bell Canada. Dispositions and other adjustments for 2000 reflect the sale of Telmex L shares, the sale of our investment in MATÁV and the contribution of ATL to Telecom Americas.

The currency translation adjustment for 1999 primarily reflects the effect of exchange rate fluctuations on our investments in Tele Danmark and Belgacom. Dispositions and other adjustments for 1999 reflect the sale of portions of Telmex L shares and the sale of our investment in Chile.

The currency translation adjustment for 1998 primarily reflects the effect of exchange rate fluctuations on our investment in Tele Danmark partially offset by exchange rate fluctuations on our investment in Telkom. Dispositions and other adjustments for 1998 reflect the sale of Telecom Corporation of New Zealand Limited (TCNZ) shares, a write-down of an international investment and the sale of portions of Telmex L shares.

Undistributed earnings from equity affiliates were $2,060 and $1,788 at December 31, 2000 and 1999.

The following table presents summarized financial information of significant international investments accounted for using the equity method taking into account all adjustments necessary to conform to GAAP, but excluding our purchase adjustments including goodwill, at December 31, or for the year then ended:

    ---------------------------------------------------------------------------------
    Income Statements                                  2000        1999          1998
    ---------------------------------------------------------------------------------
      Operating revenues                         $   40,190   $  32,776     $  24,232
      Operating income                               11,911       8,941         6,383
      Net income                                      5,714       4,892         3,515
    =================================================================================
    Balance Sheets
    ---------------------------------------------------------------------------------
      Current assets                             $   17,092   $  13,961
      Noncurrent assets                              37,052      40,616
      Current liabilities                            16,490      13,395
      Noncurrent liabilities                         25,318      23,376
    =================================================================================
At December 31, 2000, we had goodwill, net of accumulated amortization of approximately $5,265 related to investments in equity affiliates. Based on the December 31, 2000, quoted market price, the aggregate market value of our investment in Tele Danmark was approximately $3,700. The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares, at December 31, 2000, was approximately $2,400. Our weighted average share of operating revenues shown above was 17% in 2000 and 19% in 1999 and 1998.

Note 8. Segment Information

Our segments are strategic business units that offer different products and services and are managed accordingly. We evaluate performance based on income before income taxes adjusted for normalizing (e.g., one-time) items. Transactions among segments are reported at fair value and the accounting policies of the segments are the same as those described in Note 1.

As a result of the reorganization of management in the fourth quarter of 2000, we have adjusted our segment reporting structure. We now have five reportable segments that reflect the current management of our business: wireline, wireless, directory, international and other. Directory, which was formerly included in the information and entertainment segment, is now a stand-alone segment. SecurityLink and Ameritech’s cable television operations, which were formerly included in the information and entertainment segment, as well as Ameritech’s paging operations, which were formerly included in the wireless segment, and all corporate operations, which were formerly included in corporate, adjustments, and eliminations have been moved to the other segment.

The wireline segment provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment.

Prior to the fourth quarter of 2000, the wireless segment included our consolidated businesses that provided wireless telecommunications services and sold wireless equipment. In October 2000, we contributed substantially all of our wireless businesses to Cingular and began reporting results from Cingular’s operations as equity income in the consolidated financial statements (see Note 6). However, for internal management purposes, we analyze Cingular’s results using proportional consolidation and therefore will discuss Cingular’s results on that basis for segment reporting.

The directory segment includes all directory operations of SBC including yellow and white pages advertising and electronic publishing. All investments with primarily international operations are included in the international segment.

Included in the other segment are differences in accounting between subsidiaries and consolidated financial statements for pension and postretirement benefits and the treatment of conforming accounting adjustments arising out of the pooling of interests transactions with Ameritech, SNET and PAC that were required to be treated as cumulative effect of accounting changes by the subsidiaries.

Normalized results for 2000 exclude the following items:
  Gains of $1,886 ($1,248 net of tax) related to the sale of direct and indirect investments in MATÁV and Netcom GSM, two international equity affiliates, and from the contribution of our investment in ATL to Telecom Americas.
  Gains of $238 ($155 net of tax) on the sale of Telmex L shares associated with our private purchase of a note receivable with characteristics that will essentially offset future mark to market adjustments on DECS.
  Pension settlement gains of $512 ($328 net of tax) associated with pension litigation, first quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 12).
  Costs of $1,205 ($800 net of tax) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech.
  A charge of $132 (with no tax effect) related to in-process research and development from the March 2000 acquisition of Sterling Commerce, Inc. (Sterling) (see Note 15).
  Combined charges of $971 ($677 net of tax) related to valuation adjustments of SecurityLink and certain cost investments accounted for under Financial Accounting Standards Board Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115), and the restructure of agreements with Prodigy Communications Corporation (Prodigy), including the extension of a credit facility and recognition of previously unrecognized equity losses from our investment (see Note 16).
  Gains of $359 ($99 net of tax) primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular.
Normalized results for 1999 exclude the following items:
  Charges totaling $1,766 ($1,457 net of tax) including, recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts, estimation of deferred taxes on international investments, wireless conversion costs and other items (see Note 2).
  Elimination of income of $197 ($119 net of tax) from the incremental impacts of overlapping wireless properties sold in October 1999 related to the Ameritech merger.
  Pension settlement gains of $566 ($368 net of tax) associated with lump sum pension payments that exceeded the projected service and interest costs.
  Gains of $131 ($77 net of tax) recognized from the sale of property by an international equity affiliate.
  A reduction of $45 ($27 net of tax) related to a portion of a first quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.
Normalized results for 1998 exclude the following items:
  Gain of $1,543 ($1,012 net of tax) from the sale of TCNZ shares.
  Charges of $433 ($268 net of tax) related to strategic initiatives resulting from the merger integration process with SNET.
  Gains of $358 ($219 net of tax) from the sale of certain non-core businesses, principally the required disposition of our investment in MTN, a cellular company in South Africa.
  Elimination of income of $221 ($123 net of tax) from the incremental impacts of overlapping wireless properties sold in October 1999 related to the Ameritech merger.
  Gains of $170 ($102 net of tax) from the sale of certain telephone and directory assets.
  Charges of $104 ($64 net of tax) to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.

Segment results, including a reconciliation to SBC consolidated results, for 2000, 1999 and 1998 are as follows:

------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Cingular De-                Normalizing
At December 31, 2000 or for the year ended    Wireline  Wireless  Directory   International Other  consolidation Eliminations  Adjustments    Total
------------------------------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers              $ 39,789 $   7,941 $     4,251 $      320   $   1,034 $    (1,836)  $        -   $      (23)  $  51,476
Intersegment revenues                              187         1          89          8          86           -         (371)           -           -
Depreciation and amortization                    7,656     1,086          32         17         560        (253)           -          650       9,748
Equity in net income of affiliates                 (12)       12           -        862           (1)        72            -          (36)        897
Interest expense                                 1,240       424           4        174         898        (139)      (1,009)           -       1,592
Income before income taxes                       7,192       975       2,361        930         743           2            -          685      12,888
Segment assets                                 64,565     12,475       2,808     12,282      58,315     (10,751)     (41,043)           -      98,651
Investment in equity method investees               23       232          20      9,394       2,749         (40)           -            -      12,378
Expenditures for additions to                   11,293       856          35          -         940           -            -            -      13,124
  long-lived assets
======================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Cingular De-                Normalizing
At December 31, 1999 or for the year ended    Wireline  Wireless  Directory   International Other  consolidation Eliminations  Adjustments    Total
------------------------------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers             $  37,108 $   6,624 $     4,045 $      242   $     983 $         -   $        -  $       529   $  49,531
Intersegment revenues                              322         1          81         13          97           -         (514)           -           -
Depreciation and amortization                    6,825       918          33         17         345           -            -          415       8,553
Equity in net income of affiliates                  (2)       42           -        739           2           -            -          131         912
Interest expense                                 1,188       226           9        235         702           -         (942)          12       1,430
Income before income taxes                       8,046       883       2,011        702          39           -            -         (828)     10,853
Segment assets                                  53,692    11,559       2,422     12,613      44,815           -      (41,886)           -      83,215
Investment in equity method investees               31       216          48     10,372         (19)          -            -            -      10,648
Expenditures for additions to                    8,754       988          52          1         509           -            -            -      10,304
  long-lived assets
======================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Cingular De-                Normalizing
At December 31, 1998 or for the year ended    Wireline  Wireless  Directory   International Other  consolidation Eliminations  Adjustments    Total
------------------------------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers             $  35,059 $   5,475 $     3,680 $      132   $   1,011 $         -            -  $       884   $  46,241
Intersegment revenues                              305         1          73         17         126           -         (522)           -           -
Depreciation and amortization                    6,437       680          36         18         345           -            -          325       7,841
Equity in net income of affiliates                  (5)       25           -        588           5           -            -            -         613
Interest expense                                 1,250       189           9        213         662           -         (739)          21       1,605
Income before income taxes                       7,315       545       1,797        453         250           -            -        1,755      12,115
Segment assets                                  50,921     9,124       2,065     11,230      38,385           -      (36,759)           -      74,966
Investment in equity method investees               47       244          34      7,106         (19)          -            -            -       7,412
Expenditures for additions to                    7,471       978          35         13         385           -            -            -       8,882
  long-lived assets
======================================================================================================================================================

Geographic Information

SBC’s investments outside of the United States are primarily accounted for under the equity method of accounting, and accordingly, we do not include in our operating revenues and expenses, the revenues and expenses of our individual investees. Specifically, less than 1% of total operating revenues for all years presented are from outside the United States.

Long-lived assets consist primarily of net property, plant and equipment, net goodwill and the book value of our equity investees and are shown in the table below:

     ---------------------------------------------------------
     December 31,                        2000        1999
     ---------------------------------------------------------
     United States                  $  53,885   $   48,924
     Canada                             3,593        3,770
     Denmark                            3,024        3,019
     Mexico                               738          906
     Belgium                              861          831
     South Africa                         596          708
     Hungary                                -          532
     France                               406          459
     Other foreign countries              189          129
     ---------------------------------------------------------
     Total                          $  63,292   $   59,278
     =========================================================

Note 9. Debt

Long-term debt of SBC and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

     --------------------------------------------------------------------------------------------
                                                                            2000          1999
     --------------------------------------------------------------------------------------------
      Notes and debentures
        4.38% - 6.00%   2000 - 2008 1                                $     2,831   $     3,056
        6.03% - 7.85%   2000 - 2048 2                                     14,584        13,990
        8.00% - 10.50%  2000 - 2031                                          556           577
     --------------------------------------------------------------------------------------------
                                                                          17,971        17,623
        Unamortized discount - net of premium                                 51           236
     --------------------------------------------------------------------------------------------
     Total notes and debentures                                           18,022        17,859
     --------------------------------------------------------------------------------------------
     Guaranteed obligations of ESOP 3
        8.10% - 9.40%   2000                                                   -            88
     Capitalized leases                                                       84           258
     --------------------------------------------------------------------------------------------
     Total long-term debt, including current maturities                   18,106        18,205
     Current maturities                                                   (2,614)         (730)
     --------------------------------------------------------------------------------------------
     Total long-term debt                                            $    15,492   $    17,475
     ============================================================================================
  Includes $250 of 5.9% debentures maturing in 2038 with a put option by holder in 2005.
  Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006.
  See Note 13.

At December 31, 2000, the aggregate principal amounts of long-term debt and weighted average interest rate scheduled for repayment for the years 2001 through 2005 were $2,614 (6.7%), $1,089 (6.6%), $1,678 (6.0%), $1,097 (6.5%) and $1,158 (6.9%) with $10,419 (6.9%) due thereafter. As of December 31, 2000, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured.

In January 2000, we voluntarily guaranteed existing publicly, but unlisted, issued debt securities issued by Ameritech Capital Funding Corporation, Illinois Bell Telephone Company, Indiana Bell Telephone Company, Inc., Michigan Bell Telephone Company, The Ohio Bell Telephone Company, PacBell, SNET, The Southern New England Telephone Company, SWBell and Wisconsin Bell, Inc. Each guarantee will apply as long as the individual company remains a wholly owned subsidiary of SBC.

Financing Activities - In May 2000, we issued $1,000 in notes through private placement. These notes have a 6.72% interest rate and will mature May 2001. In April 2000, we issued notes for $1,015 with an interest rate of 6.33% that also mature in May 2001.

In December 1999, we called approximately $31 of debt that was scheduled to mature in December 2004. The net income effect of retiring this debt did not materially impact our financial statements. During 1999, subsequent to the completion of the acquisitions of Comcast Cellular Corporation (Comcast) and Cellular Communications of Puerto Rico, Inc. (Cellular Communications), we retired $1,415 of Comcast's and Cellular Communications' long-term debt with no effect on net income. In May 1999, we issued $750 of 6.25% unsecured Eurodollar notes, due May 2009.

In 1998, we issued approximately $2,150 in notes and debentures. The notes and debentures bear interest rates ranging from 5.65% to 6.88% and mature between 2001 and 2048. Also, in 1998, we issued $750 of 5.88% unsecured Eurodollar notes, due February 2003. We used proceeds from these borrowings primarily to fund our investment in Tele Danmark.

Debt maturing within one year consists of the following at December 31:
     --------------------------------------------------------------------------------------
                                                                  2000             1999
     --------------------------------------------------------------------------------------
     Commercial paper                                       $    6,437       $    2,623
     Current maturities of long-term debt                        2,614              730
     Other short-term debt                                       1,419               21
     --------------------------------------------------------------------------------------
     Total                                                  $   10,470       $    3,374
     ======================================================================================
The weighted average interest rate on commercial paper debt at December 31, 2000 and 1999 was 6.51% and 5.72%. We have entered into agreements with several banks for committed lines of credit totaling $4,200, all of which may be used to support commercial paper borrowings. We had no borrowings outstanding under these lines of credit as of December 31, 2000 or 1999.

Note 10. Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows at December 31:

     ---------------------------------------------------------------------------------------------
                                                        2000                      1999
     ---------------------------------------------------------------------------------------------
                                                Carrying       Fair       Carrying       Fair
                                                 Amount       Value        Amount       Value
     ---------------------------------------------------------------------------------------------
     Notes and debentures                     $    18,022  $    17,592  $   17,859   $   17,086
     TOPrS                                          1,000          990       1,000          924
     Preferred stock of subsidiaries                  820          820         820          820
     Guaranteed obligations of ESOP 1                   -            -          88           94
     =============================================================================================
  See Note 13.
The fair values of our notes and debentures, including ESOP obligations, were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The fair value of the Trust Originated Preferred Securities (TOPrS) was estimated based on quoted market prices. The carrying amounts of preferred stock of subsidiaries and commercial paper debt approximate fair values. Our short-term investments and customer deposits are recorded at amortized cost and the carrying amounts approximate fair values.

Preferred Stock Issuances by Subsidiaries - In April 1998, a subsidiary issued, through private placement, 3,250 shares in multiple series of stated rate auction preferred stock (STRAPS). Net proceeds from these issuances totaled $322. Dividends accrue on the STRAPS at varying rates, which are adjusted periodically through separate auctions on each series. Dividends are cumulative from the date of issuance. The dividend rates for each series ranged from 4.88% to 4.98% as of December 31, 2000.

In June 1997 and December 1999, a subsidiary issued $250 and $100 of preferred stock in private placements. The holders of the preferred stock may require SBC’s subsidiary to redeem the shares after May 20, 2004. Holders receive quarterly dividends based on a rolling three-month London Interbank Offer Rate (LIBOR). The dividend rate for the December 31, 2000 payment was 7.59%.

As of December 31, 2000, a subsidiary has outstanding $85 of Series A Preferred Stock (7.04%, subject to mandatory redemption in 2001) and $60 of Series B Preferred Stock (variable rate, 4.98% as of December 31, 2000, not subject to mandatory redemption).

The preferred stock of subsidiaries discussed above is included in other noncurrent liabilities on the consolidated balance sheets.

Pacific Telesis Financing I and II (the Trusts) were formed in 1996 for the exclusive purpose of issuing preferred and common securities representing undivided beneficial interests in the Trusts and investing the proceeds from the sales of TOPrS in unsecured subordinated debt securities of PAC. Under certain circumstances, dividends on TOPrS could be deferred for up to a period of five years. As of December 31, 2000, the Trusts held subordinated debt securities of PAC in principal amounts of $516 and $514 with interest rates of 7.56% and 8.50%. The TOPrS are priced at $25 per share, have an original 30-year maturity that may be extended up to 49 years, are callable in 2001 at par and are included on the balance sheets as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. The proceeds were used to retire short-term indebtedness, primarily commercial paper. SBC has guaranteed payment of the obligations of the TOPrS. We redeemed approximately $500 of the TOPrS with an interest rate of 7.56% in February of 2001.

Derivatives - We enter into foreign currency contracts to hedge exposure to adverse exchange rate fluctuations. We also use interest rate swaps to manage interest rate risk. Related gains and losses are reflected in net income. The carrying amounts and estimated fair values of our derivative financial instruments are summarized as follows at December 31:

     ---------------------------------------------------------------------------------------------
                                                        2000                      1999
     ---------------------------------------------------------------------------------------------
                                               Carrying/                 Carrying/
                                                Notional       Fair       Notional       Fair
                                                 Amount       Value        Amount       Value
     ---------------------------------------------------------------------------------------------
     Foreign exchange contracts - long        $         -  $        -   $        -   $      142
     Foreign exchange contracts - short                11           -            -            -
     Interest rate swaps                            1,020           4        1,180          (14)
     =============================================================================================
Prior to its merger with an SBC subsidiary, PAC issued stock options to its employees during a spinoff of certain wireless properties. Some of these options were still outstanding when PAC merged with an SBC subsidiary in 1997 (see Note 13). SBC had used equity swaps to hedge the equity price risk related to these spunoff operations’ employee stock options. However, in 1999 we evaluated the related risk level and exited all of our related equity swap contracts, receiving cash for the appreciated value of the contracts and recognizing a minimal gain.

Note 11. Income Taxes

Significant components of our deferred tax liabilities and assets are as follows at December 31:
     --------------------------------------------------------------------------------
                                                                 2000           1999
     --------------------------------------------------------------------------------
     Depreciation and amortization                         $    7,683     $    6,865
     Equity in foreign affiliates                                 789            540
     Deferred directory expenses                                  533            524
     Other                                                      1,794          1,254
     --------------------------------------------------------------------------------
     Deferred tax liabilities                                  10,799          9,183
     --------------------------------------------------------------------------------
     Employee benefits                                          2,069          2,418
     Currency translation adjustments                             698            586
     Allowance for uncollectibles                                 205            222
     Unamortized investment tax credits                           122            147
     Other                                                      2,052          1,850
     --------------------------------------------------------------------------------
     Deferred tax assets                                        5,146          5,223
     --------------------------------------------------------------------------------
     Deferred tax assets valuation allowance                      156             99
     --------------------------------------------------------------------------------
     Net deferred tax liabilities                          $    5,809     $    4,059
     ================================================================================
The increase in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

The components of income tax expense are as follows:
     ---------------------------------------------------------------------------------------------
                                                                2000         1999           1998
     ---------------------------------------------------------------------------------------------
     Federal:
       Current                                             $   3,249    $   2,883      $   3,151
       Deferred - net                                          1,051          814            671
       Amortization of investment tax credits                    (71)         (85)           (96)
     ---------------------------------------------------------------------------------------------
                                                               4,229        3,612          3,726
     ---------------------------------------------------------------------------------------------
     State and local:
       Current                                                   575          421            485
       Deferred - net                                            113          247            169
       Foreign                                                     4            -              -
     ---------------------------------------------------------------------------------------------
                                                                 692          668            654
     ---------------------------------------------------------------------------------------------
     Total                                                 $   4,921    $   4,280      $   4,380
     =============================================================================================
A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary items and cumulative effect of accounting change is as follows:

     ----------------------------------------------------------------------------------------------------
                                                                              2000       1999      1998
     ----------------------------------------------------------------------------------------------------
     Taxes computed at federal statutory rate                            $   4,511    $ 3,798   $ 4,240
     Increases (decreases) in income taxes resulting from:
      Amortization of investment tax credits over the life of the plant
        that gave rise to the credits                                          (46)       (55)      (62)
      State and local income taxes - net of federal income tax benefit         450        440       424
        Other - net                                                              6         97      (222)
     ----------------------------------------------------------------------------------------------------
     Total                                                               $   4,921    $ 4,280   $ 4,380
     ====================================================================================================

Note 12. Employee Benefits

Pensions - Substantially all of our employees are covered by one of various noncontributory pension and death benefit plans. Management employees participate in either cash balance or defined lump sum pension plans. The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification. Most employees can elect to receive their pension benefits in either a lump sum payment or annuity.

Our objective in funding the plans, in combination with the standards of the Employee Retirement Income Security Act of 1974 (as amended), is to accumulate funds sufficient to meet its benefit obligations to employees upon their retirement. Contributions to the plans are made to a trust for the benefit of plan participants. Plan assets consist primarily of stocks, U.S. government and domestic corporate bonds, index funds and real estate.

Effective with the Ameritech merger, we performed a midyear valuation for all pension plans in 1999. The amounts that follow reflect the impacts and assumptions of the midyear valuation.

The following table presents the change in the pension plan benefit obligation for the years ended December 31:
     ----------------------------------------------------------------------------
                                                           2000          1999
     ----------------------------------------------------------------------------
     Benefit obligation at beginning of year           $ 25,685      $ 27,528
     Service cost - benefits earned during the period       525           584
     Interest cost on projected benefit obligation        1,927         1,831
     Amendments                                             425           460
     Actuarial (gain)/loss                                  940        (1,121)
     Special termination benefits                         1,104            32
     Benefits paid                                       (5,029)       (3,629)
     ----------------------------------------------------------------------------
     Benefit obligation at end of year                 $ 25,577      $ 25,685
     ============================================================================
The following table presents the change in pension plan assets for the years ended December 31 and the pension plans’ funded status at December 31:

     ----------------------------------------------------------------------------
                                                         2000           1999
     ----------------------------------------------------------------------------
     Fair value of plan assets at beginning of year $  45,958      $  41,794
     Actual return on plan assets                          95          8,065
     Benefits paid                                     (5,239)        (3,901)
     ----------------------------------------------------------------------------
     Fair value of plan assets at end of year 1     $  40,814      $  45,958
     ============================================================================

     Funded status                                  $  15,237      $  20,273
     Unrecognized prior service cost                    1,963          1,898
     Unrecognized net gain                            (11,395)       (17,926)
     Unamortized transition asset                        (683)        (1,036)
     ----------------------------------------------------------------------------
     Prepaid pension cost                           $   5,122      $   3,209
     ============================================================================
1 Plan assets include SBC common stock of $18 at December 31, 2000, and $34 at December 31, 1999.

The following table presents amounts recognized in our consolidated balance sheets at December 31:
     ----------------------------------------------------------------------------
                                                         2000           1999
     ----------------------------------------------------------------------------
     Prepaid pension cost                           $    5,122     $    3,539
     Accrued pension liability                               -           (330)
     ----------------------------------------------------------------------------
     Net amount recognized                          $    5,122     $    3,209
     ============================================================================
Net pension benefit is composed of the following:

     -----------------------------------------------------------------------------------------
                                                            2000          1999        1998
     -----------------------------------------------------------------------------------------
     Service cost - benefits earned during the period  $     525     $     584    $    548
     Interest cost on projected benefit obligation         1,927         1,831       1,813
     Expected return on plan assets                       (3,149)       (2,951)     (2,722)
     Amortization of prior service cost                       43           (35)        (57)
     Recognized actuarial gain                              (491)         (273)       (161)
     -----------------------------------------------------------------------------------------
     Net pension benefit                               $  (1,145)    $    (844)   $   (579)
     =========================================================================================
Significant weighted-average assumptions used in developing pension information include:

     ---------------------------------------------------------------------------------------------
                                                                 2000         1999         1998
     ---------------------------------------------------------------------------------------------
     Discount rate for determining projected benefit obligation  7.75%        7.75%         7.0%
     Long-term rate of return on plan assets                     8.50%        8.50%         8.5%
     Composite rate of compensation increase                     4.25%        4.25%         4.2%
     =============================================================================================
The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. Should actual experience differ from the actuarial assumptions, the benefit obligation will be affected.

In October 2000, we implemented a voluntary enhanced pension and retirement program (EPR) to reduce the number of management employees. The program offered eligible management employees who decided to terminate employment an enhanced pension benefit and increased eligibility for post-retirement medical and dental benefits. Enhanced pension benefits related to this program were recognized as an expense of $1.1 billion in 2000. Approximately 7,000 of the employees who accepted this offer terminated employment before December 31, 2000; however, under the program, approximately 2,400 employees were retained for up to one year. Lump sum payments for settlement of pension balances, which are paid by the pension trusts, are expected to occur throughout 2001. We recognized $896 in net settlement and curtailment gains in the fourth quarter of 2000 associated with the EPR program.

In addition to the net pension benefit and EPR related amounts reported above, we recognized $1.2 billion in net settlement gains in 2000 and $566 in 1999. In addition to payments made for EPR, there were a significant amount of lump sum pension payments that caused a partial settlement of Ameritech’s pension plans. We anticipate that additional lump sum payments will require the recognition of additional settlement gains in 2001.

In December 2000 and December 1999, under the provisions of Section 420 of the Internal Revenue Code, we transferred $220 and $280 in pension assets to a health care benefit account for the reimbursement of certain retiree health care benefits paid by us.

Supplemental Retirement Plans - We also provide senior and middle management employees with nonqualified, unfunded supplemental retirement and savings plans. These plans include supplemental defined pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral. Expenses related to these plans were $191, $146 and $114 in 2000, 1999 and 1998. Liabilities of $1,283 and $1,287 related to these plans have been included in other noncurrent liabilities in our consolidated balance sheets at December 31, 2000 and 1999.

Postretirement Benefits - We provide certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits. In 1998, for certain plans, postretirement benefit cost reflects an estimate of potential future cost sharing by retirees. We maintain Voluntary Employee Beneficiary Association trusts to fund postretirement benefits. Assets consist principally of stocks and U.S. government and corporate bonds.

The following table sets forth the change in the benefit obligation for the years ended December 31:

     ----------------------------------------------------------------------------
                                                              2000           1999
     ----------------------------------------------------------------------------
     Benefit obligation at beginning of year            $   15,511     $   15,489
     Service cost - benefits earned during the period          245            260
     Interest cost on projected benefit obligation           1,201          1,050
     Amendments                                               (134)            (2)
     Actuarial (gain)/loss                                   1,776           (515)
     Special termination benefits                               79              -
     Benefits paid                                            (876)          (771)
     ----------------------------------------------------------------------------
     Benefit obligation at end of year                  $   17,802     $   15,511
     ============================================================================
The following table sets forth the change in plan assets for the years ended December 31 and the plans' funded status at December 31:

     ----------------------------------------------------------------------------
                                                         2000           1999
     ----------------------------------------------------------------------------
     Fair value of plan assets at beginning of year $    7,871     $    6,869
     Actual return on plan assets                         (401)         1,199
     Employer contribution                                  42             93
     Benefits paid                                        (292)          (290)
     ----------------------------------------------------------------------------
     Fair value of plan assets at end of year 1     $    7,220     $    7,871
     ============================================================================

     Funded status                                  $  (10,582)    $   (7,640)
     Unrecognized prior service cost                       680            960
     Unrecognized net (gain)/loss                          203         (2,460)
     ----------------------------------------------------------------------------
     Accrued postretirement benefit obligation      $   (9,699)    $   (9,140)
     ============================================================================
1 Plan assets include SBC common stock of $1 at December 31, 2000, and $10 at December 31, 1999.

Postretirement benefit cost is composed of the following:
     -----------------------------------------------------------------------------------------
                                                                  2000         1999       1998
     -----------------------------------------------------------------------------------------
      Service cost - benefits earned during the  period     $      245    $      260  $    193
      Interest cost on accumulated postretirement
       benefit obligation (APBO)                                 1,201         1,050       904
      Expected return on assets                                   (549)         (504)     (419)
      Amortization of prior service cost                           147           157      (260)
      Recognized actuarial gain                                    (33)          (13)      (12)
     -----------------------------------------------------------------------------------------
      Postretirement benefit cost                           $    1,011    $      950  $    406
     =========================================================================================
The fair value of plan assets restricted to the payment of life insurance benefits was $1,114 and $1,277 at December 31, 2000 and 1999. At December 31, 2000 and 1999, the accrued life insurance benefits included in the APBO were $593 and $540.

In addition to the postretirement benefit cost reported in the table above, we recognized $107 in net curtailment losses in 2000 associated with EPR. Enhanced benefits related to this program were recognized as an expense of $71 in 2000.

The assumed medical cost trend rate in 2001 is 8.0% for retirees 64 and under and 9.0% for retirees 65 and over, decreasing to 5.0% in 2006, prior to adjustment for cost-sharing provisions of the medical and dental plans for active and certain recently retired employees. The assumed dental cost trend rate in 2001 is 5.25%, reducing to 5.0% in 2002. A one percentage-point change in the assumed health care cost trend rate would have the following effects:

     ----------------------------------------------------------------------------------------
                                                   One Percentage-        One Percentage-
                                                   Point Increase         Point Decrease
     ----------------------------------------------------------------------------------------
      Effect on total of service and
        interest cost components                    $       192             $       155
      Effect on postretirement
        benefit obligation                                1,999                   1,651
     ----------------------------------------------------------------------------------------
Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO and related postretirement benefit costs were the same as those used in developing the pension information. Due to the Ameritech merger, a midyear valuation also was performed for all postretirement benefit plans in 1999.

Note 13. Other Employee Benefits

Employee Stock Ownership Plans - We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match a stated percentage of eligible employee contributions, subject to a specified ceiling.

As a result of past mergers, we have six leveraged ESOPs as part of our existing savings plans. Five of the ESOPs were funded with notes issued by the savings plans to various lenders, the proceeds of which were used to purchase shares of SBC’s common stock in the open market. The original principal amounts were paid off in 2000 with our contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs. We extended the terms of certain ESOPs through previous internal refinancing of the debt, resulting in unallocated shares remaining in those ESOPs at December 31, 2000.

One ESOP purchased PAC treasury shares in exchange for a promissory note from the plan to PAC. Principal and interest on the note are paid from employer contributions and dividends received by the trust. All PAC shares were exchanged for SBC shares effective with the merger April 1, 1997. The provisions of the ESOP were unaffected by this exchange.

Our match of employee contributions to the savings plans is fulfilled with shares of stock allocated from the ESOPs and with purchases of SBC’s stock in the open market. Shares held by the ESOPs are released for allocation to the accounts of employees as employer-matching contributions are earned. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees’ accounts. Both benefit cost and interest expense on the notes are reduced by dividends on SBC’s shares held by the ESOPs and interest earned on the ESOPs’ funds.

Information related to the ESOPs and the savings plans is summarized below:

     --------------------------------------------------------------------------------------------
                                                                   2000        1999        1998
     --------------------------------------------------------------------------------------------
     Benefit expense - net of dividends and interest income    $    134    $     90    $     77
     Interest expense - net of dividends and interest income          5          10          25
     --------------------------------------------------------------------------------------------
     Total expense                                             $    139    $    100    $    102
     ============================================================================================
     Company contributions for ESOPs                           $     47    $    104    $    142
     ============================================================================================
     Dividends and interest income for debt service            $     93    $     75    $    100
     ============================================================================================
SBC shares held by the ESOPs are summarized as follows at December 31 (in millions):

     --------------------------------------------------------------------------
                                                             2000        1999
     --------------------------------------------------------------------------
     Unallocated                                                8          16
     Allocated to participants                                103         101
     --------------------------------------------------------------------------
     Total                                                    111         117
     ==========================================================================

Note 14. Stock-Based Compensation

Under our various plans, senior and other management employees and non-employee directors have received stock options, stock appreciation rights (SARs), performance stock units and nonvested stock units. Stock options issued through December 31, 2000, carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Beginning in 1994 and ending in 1999, certain Ameritech employees were awarded grants of nonqualified stock options with dividend equivalents. Depending upon the grant, vesting of stock options may occur up to four years from the date of grant. Performance stock units are granted to key employees based upon the common stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals. Nonvested stock units are valued at the market price of the stock at the date of grant and vest over a three- to five-year period. Up to 431 million shares may be issued under these plans.

We measure compensation cost for these plans using the intrinsic value-based method of accounting as allowed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). Accordingly, no compensation cost for our stock option plans has been recognized. Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2000, 1999 and 1998 as defined by FAS 123, our net income would have been $7,800, $7,969 and $7,537, and basic net income per share would have been $2.30, $2.34 and $2.21. The compensation cost that has been charged against income for our other stock-based compensation plans totaled $4, $36 and $83 for 2000, 1999 and 1998.

For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998: risk-free interest rate of 6.67%, 5.31% and 5.69%; dividend yield of 2.19%, 1.65% and 2.38%; expected volatility factor of 16%, 15% and 18%; and expected option life of 4.6, 4.5 and 5.0 years.

As of December 31, 1998, 29,390 shares of nonperformance-based restricted stock issued to Ameritech employees were outstanding under the Ameritech plans. Shareowners’ equity reflects deferred compensation for the unvested stock awarded. This amount was reduced and charged against operations (together with any change in market price) as the employees vested in the stock. All restricted stock under Ameritech plans vested as a result of the Ameritech merger with one of our subsidiaries in 1999.

Information related to options and SARs is summarized below (shares in millions):

     -------------------------------------------------------------------------------------
                                                                            Weighted-
                                                                        Average Exercise
                                                               Number         Price
     -------------------------------------------------------------------------------------
     Outstanding at January 1, 1998                               144         $22.27
      Granted                                                      35          39.46
     Exercised                                                    (26)         20.61
     Forfeited/Expired                                             (7)         29.64
     -------------------------------------------------------------------
     Outstanding at December 31, 1998
         (73 exercisable at weighted-average price of $20.85)     146          26.26
     Granted                                                       26          48.70
     Exercised                                                    (19)         23.13
     Forfeited/Expired                                             (4)         39.06
     -------------------------------------------------------------------
     Outstanding at December 31, 1999
         (116 exercisable at weighted-average price of $26.91)    149          30.24
     Granted                                                      51           39.62
     Exercised                                                    (30)         24.14
     Forfeited/Expired                                            (14)         41.05
     -------------------------------------------------------------------
     Outstanding at December 31, 2000
         (101 exercisable at weighted-average price of $29.22)    156         $33.55
     =====================================================================================
Information related to options and SARs outstanding at December 31, 2000:

     --------------------------------------------------------------------------------------------------
     Exercise Price Range             $10.90 - $17.39  $17.40 - $29.99 $30.00 - $35.49  $35.50 - $59.00
     --------------------------------------------------------------------------------------------------
     Number of options and SARs
      (in millions):
        Outstanding                               8               61               8               79
        Exercisable                               8               61               8               24
     Weighted-average exercise price:
        Outstanding                          $15.26           $24.08          $34.17           $42.64
        Exercisable                          $15.26           $24.08          $34.17           $45.65
     Weighted-average remaining
      contractual life                   3.25 years       5.38 years      7.30 years       8.52 years
     ==================================================================================================
The weighted-average, grant-date fair value of each option granted during 2000, 1999 and 1998 was $8.31, $9.31 and $8.71.

As of December 31, additional shares available under stock options with dividend equivalents were approximately 1 million in 2000, 2 million in 1999 and 2 million in 1998.

Options and SARs held by the continuing employees of PAC at the time of the AirTouch Communications, Inc. (AirTouch) spinoff were supplemented with an equal number of options and SARs for common shares of spunoff operations. The exercise prices for outstanding options and SARs held by continuing employees of PAC were adjusted downward to reflect the value of the supplemental spunoff operations’ options and SARs. The balance sheet reflects a related liability equal to the difference between the current market price of the spunoff operations’ stock and the exercise prices of the supplemental options outstanding. The spunoff operations’ options and SARs have been adjusted for Vodafone’s acquisition of AirTouch and for Vodafone’s five-for-one stock split in 1999. As of December 31, 2000, 227,025 supplemental spunoff operations’ options and SARs were outstanding with expiration dates ranging from 2001 to 2003. Outstanding options and SARs that were held by employees of the wireless operations at the spinoff date were replaced by options and SARs for common shares of the spunoff operations. The spunoff operations assumed liability for these replacement options and SARs.

Note 15. Acquisitions and Dispositions

Acquisitions - In August 2000, we acquired wireless properties in Seattle and Spokane, Washington and Austin, Texas from GTE Corporation for approximately $1,349. This acquisition also included rural service areas across Texas and Washington. In total, these properties cover a population of more than 7.4 million people and include approximately 318,000 customers. These acquisitions were included in the contribution to Cingular (see Note 6).

In March 2000, we acquired Sterling, a provider of electronic business integration solutions, in an all cash tender offer valued at approximately $3,576. We accounted for the transaction under the purchase method of accounting. The assets acquired include certain intangible assets such as developed technology, tradename, assembled workforce, customer relationships and goodwill, which will be amortized over their remaining useful lives of between 3 and 20 years. We expensed the acquired in-process research and development of approximately $132 in March 2000.

In July 1999, we completed the acquisition of Comcast, the wireless subsidiary of Comcast Corporation, in a transaction valued at $1.8 billion including assumption of $1.4 billion in debt. With the acquisition, we added approximately 862,000 wireless subscribers in Pennsylvania, Delaware, New Jersey and Illinois. This acquisition was included in the contribution to Cingular (see Note 6).

In June 1999, we acquired 20% of Bell Canada, a subsidiary of BCE Inc., a publicly traded Canadian communications company, for approximately $3,447.

In January 1998, we purchased a 34% interest in Tele Danmark, the national communications provider in Denmark, from the Kingdom of Denmark for approximately $3.1 billion. As part of the investment agreement, Tele Danmark repurchased and retired all remaining shares owned by the Danish government, effectively increasing our equity ownership to 41.6% of Tele Danmark (see Note 7).

These acquisitions were primarily accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired are being amortized over periods not to exceed 40 years. Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

Dispositions - Due to our wireless property contribution to Cingular in October 2000, we were required to sell our overlapping properties, which included selected Radiofone properties in New Orleans and Baton Rouge, Louisiana, and Indianapolis, Indiana, which resulted in a pre-tax gain of $357 (see Note 6).

In August 2000, Tele Danmark and SBC sold their interests in Netcom GSM, a wireless telecommunications provider in Norway, to a third party and we recorded a direct and indirect pre-tax gain of approximately $546.

In July 2000, we exercised our right to sell our interest in MATÁV to Deutsche Telekom, our partner in the investment, for approximately $2,199. The transaction closed in August 2000 with a pre-tax gain of approximately $1,153.

In October 1999, we completed the required disposition, as a condition of the merger with Ameritech, of 20 Midwestern cellular properties consisting of the competing cellular licenses in several markets, including, but not limited to, Chicago, Illinois, and St. Louis, Missouri. We recognized an extraordinary gain from these sales of approximately $1,379, or $0.40 per share.

During the third quarter of 1998, we sold our interest in MTN, a cellular company in South Africa, to the remaining shareholders of MTN for $337. The sale fulfilled our obligation to divest MTN as a requirement of the acquisition of Telkom. As a result of the sale, we realized a pre-tax gain of $250.

In April 1998, we sold substantially all of our remaining interest in TCNZ in a global stock offering. Net proceeds received in two installment payments in April 1998 and March 1999 were approximately $2.1 billion resulting in a pre-tax gain of approximately $1,543.

The above developments did not have a significant impact on consolidated results of operations for 2000, 1999 or 1998, nor would they had they occurred on January 1 of the respective periods.

Note 16. Valuation Adjustments

SecurityLink - In December 2000, we entered into a definitive agreement to sell SecurityLink, our electronic security services operations, for $100 in cash and $379 in notes. The sale closed in January 2001. As a result of the sale, as well as a general decline in the market value of companies in the security industry, we reviewed the carrying value of our investment in SecurityLink. This review included estimating remaining useful lives and cash flows. As this review indicated impairment, fair market values, including in some cases discounted cash flows as an estimate of fair value, related to those assets were analyzed, as well as compared to market values of comparable publicly traded companies, to determine the amount of the impairment. As a result of this review, we recognized impairments to the carrying value of SecurityLink of approximately $614 ($454 net of tax) in the fourth quarter of 2000. Approximately $430 of that charge was a write-off of goodwill.

Prodigy - In December 2000, we restructured our agreements with Prodigy. As part of the restructuring, we agreed to provide a $110 credit facility to Prodigy, as well as forgive a portion of the amounts that Prodigy owed us at December 31, 2000. SBC recognized a combined charge of $143 ($89 net of tax) in the fourth quarter of 2000, comprised of $110 in equity in net income of affiliates reflecting previously unrecognized equity losses from our investment in Prodigy, and the remainder as either a reduction of revenue or increase in operating expense.

Cost Investments - We have cost investments in alternative providers of digital subscriber line services accounted for under FAS 115. We periodically review the investments to determine whether an investment’s decline in value is other than temporary. If so, the cost basis of the investment is written down to fair value which is the new cost basis. We concluded that the precipitous decline of the market values of those companies, as well as difficulties experienced by many companies in that industry, indicated the decline in value of our investments was other than temporary. As a result of these reviews, we recognized a combined charge of $214 ($134 net of tax) in the fourth quarter of 2000 in other income (expense) - net.

Note 17. Shareowners’ Equity

Share Repurchase - From time to time, we repurchase shares of common stock for distribution, to offset shares distributed through our employee benefit plans or in connection with certain acquisitions. In January 2000, the Board of Directors approved the repurchase of up to 100 million shares of SBC common stock. As of January 31, 2001, we have repurchased a total of approximately 59 million shares of our common stock of the 100 million authorized to be repurchased.

Note 18. Additional Financial Information

     ----------------------------------------------------------------------------------------
                                                                         December 31,
                                                                   --------------------------
     Balance Sheets                                                      2000          1999
     ----------------------------------------------------------------------------------------
     Intangible assets:
        Licenses                                                   $      530    $    4,178
        Goodwill                                                        3,947         2,269
        Customer lists                                                    485           740
        Other                                                           1,259           934
     ----------------------------------------------------------------------------------------
                                                                        6,221         8,121
     Less: accumulated amortization                                       746         1,325
     ----------------------------------------------------------------------------------------
     Intangible assets - net                                       $    5,475    $    6,796
     ========================================================================================

     Accounts payable and accrued liabilities:
        Accounts payable                                           $    5,018    $    4,834
        Accounts payable - Cingular                                     2,514             -
        Advance billing and customer deposits                           1,322         1,481
        Compensated future absences                                       837           711
        Accrued interest                                                  440           427
        Accrued payroll                                                   986           800
        Other                                                           4,315         3,464
     ----------------------------------------------------------------------------------------
     Total                                                         $   15,432    $   11,717
     ========================================================================================

     ----------------------------------------------------------------------------------------
     Statements of Income                                    2000        1999          1998
     ----------------------------------------------------------------------------------------
     Advertising expense                             $        774  $      812    $      814
     ========================================================================================

     Interest expense incurred                       $      1,693  $    1,511    $    1,691
     Capitalized interest                                    (101)        (81)          (86)
     ----------------------------------------------------------------------------------------
     Total interest expense                          $      1,592  $    1,430    $    1,605
     ========================================================================================

     ----------------------------------------------------------------------------------------
     Statements of Cash Flows                                2000        1999          1998
     ----------------------------------------------------------------------------------------
     Cash paid during the year for:
        Interest                                     $      1,681  $    1,516    $    1,713
        Income taxes, net of refunds                        3,120       2,638         2,676
     ========================================================================================
No customer accounted for more than 10% of consolidated revenues in 2000, 1999 or 1998.

Approximately two-thirds of our employees are represented by the Communications Workers of America (CWA) and the International Brotherhood of Electrical Workers (IBEW). On February 5, 2001, our telephone subsidiaries reached four tentative agreements with the CWA covering employees in 13 states. The tentative agreements are labor contracts for three years and will replace the existing contracts that expire on March 31 and April 1, 2001. The agreements include a wage increase of approximately 12.25% over the life of the contracts, in addition to other economic provisions. The agreements must be ratified by CWA members covered by the tentative agreements and this ratification vote is expected by mid-March, 2001.

The IBEW represents approximately 12,370 employees pursuant to a labor agreement expiring on June 28, 2003. However, the wages and certain other economic matters applicable to the final two years of that agreement will be bargained prior to the end of June 2001.

Note 19. Quarterly Financial Information (Unaudited)

     -----------------------------------------------------------------------------------------------
                  Total                            Basic     Diluted           Stock Price
     Calendar   Operating   Operating    Net      Earnings   Earnings  -----------------------------
     Quarter    Revenues     Income     Income   Per Share  Per Share     High      Low      Close
     -----------------------------------------------------------------------------------------------
     2000
     First     $  12,572   $   3,076  $  1,822   $   0.54   $   0.53  $  49.00  $  34.81  $  42.13
     Second       13,211       2,998     1,851       0.54       0.54     50.00     40.44     43.25
     Third        13,454       2,846     2,999       0.89       0.88     50.19     38.44     49.88
     Fourth       12,239       1,823     1,295       0.38       0.38     58.50     42.63     47.75
     -------------------------------------------
     Annual    $  51,476   $  10,743  $  7,967       2.35       2.32
     ===============================================================================================

     -----------------------------------------------------------------------------------------------
     1999
     First     $  11,812   $   3,051  $  1,980   $   0.58   $   0.57  $  59.94  $  46.06  $  47.19
     Second       12,268       3,227     1,938       0.57       0.56     58.00     48.00     58.00
     Third        12,545       2,462     1,135       0.33       0.33     59.88     45.38     51.06
     Fourth       12,906       2,858     3,106       0.91       0.90     55.50     44.06     48.75
     -------------------------------------------
     Annual    $  49,531   $  11,598  $  8,159       2.39       2.36
     ===============================================================================================
We restated the first quarter of 2000 and all four quarters of 1999 to conform with current year presentation. The first quarter of 1999 includes a cumulative effect of accounting change of $207, or $0.06 per share from a change in accounting for directory operations at Ameritech. The fourth quarter of 1999 includes an extraordinary gain of $1,379, or $0.04 per share on the sale of the overlapping wireless properties.

There were also normalizing (e.g., one-time) items which are included in the information above, but are excluded from the information that management uses to evaluate the performance of each segment of the business (see Note 8).

The quarterly impact of the 2000 normalizing items was as follows:

  Gains of $1,699 ($1,125 net of tax) in the third quarter related to the sale of direct and indirect investments in MATÁV and Netcom GSM, two international equity affiliates and $187 ($123 net of tax) in the fourth quarter from the contribution of our investment in ATL to Telecom Americas.

  Gains of $238 ($155 net of tax) in the third quarter on the sale of Telmex L shares associated with our private purchase of a note receivable with characteristics that will essentially offset future mark to market adjustments on the DECS.

  Pension settlement gains of $250 ($161 net of tax) in the first quarter, $124 ($80 net of tax) in the second quarter, $29 ($19 net of tax) in the third quarter and $109 ($68 net of tax) in the fourth quarter associated with pension litigation, first quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 12).

  Costs of $141 ($117 net of tax) in the first quarter, $239 ($153 net of tax) in the second quarter, $400 ($258 net of tax) in the third quarter and $425 ($272 net of tax) in the fourth quarter associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech.

A charge of $132 (with no tax effect) in the first quarter related to in-process research and development from the March 2000 acquisition of Sterling.

  Combined charges of $971 ($677 net of tax) related to valuation adjustments of SecurityLink and certain cost investments accounted for under FAS 115 and the restructure of agreements with Prodigy, including the extension of a credit facility and recognition of previously unrecognized equity losses from our investment.

Gains of $359 ($99 net of tax) in the fourth quarter primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular.

The quarterly impact of the 1999 normalizing items was as follows:

  Charges of $881 ($883 net of tax) in the third quarter and $885 ($574 net of tax) in the fourth quarter including, recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts, estimation of deferred taxes on international investments, wireless conversion costs and other items (see Note 2).

  Elimination of income of $66 ($39 net of tax) in the first quarter, $50 ($28 net of tax) in the second quarter, $73 ($47 net of tax) in the third quarter and $8 ($5 net of tax) in the fourth quarter from the incremental impacts of overlapping wireless properties required sold in October 1999 relating to the Ameritech merger.

Pension settlement gains of $566 ($368 net of tax) in the fourth quarter associated with lump sum pension payments that exceeded the projected service and interest costs.
Gains of $131 ($77 net of tax) in the fourth quarter recognized from the sale of property by an international equity affiliate.

  A reduction of $45 ($27 net of tax) in the first quarter related to a portion of a first quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.