Form 10-K, Exhibit 13
period 2001-12-31
SBC COMMUNICATIONS INC
filed 2002-02-28
CIK 732717

Exhibit 13

Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:	2001	2000	1999	1998	1997
Financial Data [1] Operating revenues	$45,908	$51,374	$49,531	$46,241	$43,126
Operating expenses	$35,020	$40,631	$37,933	$35,018	$35,524
Operating income	$10,888	$10,743	$11,598	$11,223	$7,602
Interest expense	$1,599	$1,592	$1,430	$1,605	$1,550
Equity in net income of affiliates	$1,595	$897	$912	$613	$437
Other income (expense) - net	$(209)	$2,561	$(354)	$1,702	$(93)
Income taxes	$4,097	$4,921	$4,280	$4,380	$2,451
Income before extraordinary items and cumulative effect of accounting change	$7,260	$7,967	$6,573	$7,735	$4,087
Net income [2]	$7,242	$7,967	$8,159	$7,690	$4,087
Earnings per common share: Income before extraordinary items and cumulative effect of accounting change	$2.16	$2.35	$1.93	$2.27	$1.21
Net income [2]	$2.15	$2.35	$2.39	$2.26	$1.21
Earnings per common share - assuming dilution: Income before extraordinary items and cumulative effect of accounting change	$2.14	$2.32	$1.90	$2.24	$1.20
Net income [2]	$2.13	$2.32	$2.36	$2.23	$1.20
Total assets	$96,322	$98,651	$83,215	$74,966	$69,917
Long-term debt	$17,133	$15,492	$17,475	$17,170	$17,787
Construction and capital expenditures	$11,189	$13,124	$10,304	$8,882	$8,856
Free cash flow [3]	$3,616	$942	$6,370	$4,108	$2,721
Dividends declared per common share [4]	$1.025	$1.015	$0.975	$0.935	$0.895
Book value per common share	$9.69	$9.00	$7.87	$6.69	$5.26
Ratio of earnings to fixed charges	6.14	6.95	6.52	6.79	4.10
Debt ratio	44.6%	45.2%	42.9%	47.3%	54.9%
Weighted average common shares outstanding (000,000)	3,366	3,392	3,409	3,406	3,391
Weighted average common shares outstanding with dilution (000,000)	3,396	3,433	3,458	3,450	3,420
End of period common shares outstanding (000,000)	3,354	3,386	3,395	3,406	3,398
Operating Data
Network access lines in service (000)	59,532	61,250	60,697	58,980	56,707
Access minutes of use (000,000)	283,164	281,581	264,010	247,597	228,300
Wireless customers (000) - Cingular/SBC[5]	21,596	19,681	11,151	8,686	7,556
Number of employees	193,420	220,090	204,530	200,380	202,440

[1]	Amounts in the above table have been prepared in accordance with accounting principles generally accepted in the United States. Certain one-time items are included in the results for each year presented but are excluded when management evaluates our results of operations. See Results of Operations for a summary of the 2001, 2000 and 1999 one-time items. In 1998, results include the incremental operating impacts attributable to the operations of the overlapping Ameritech Corporation (Ameritech) wireless properties sold in 1999, charges related to strategic initiatives resulting from the merger integration process with Southern New England Telecommunications Corp. (SNET) and charges to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores. Additionally, we recognized a gain on the sale of Telecom Corporation of New Zealand Limited shares; gains from the sale of certain noncore businesses, principally the required disposition of our investment in MTN, a cellular company in South Africa; and gains from the sale of certain telephone and directory assets. Excluding these items, SBC Communications Inc. (SBC) reported an adjusted income before extraordinary item and cumulative effect of accounting change of $6,611, or $1.92 diluted earnings per share, and an adjusted net income of $6,566, or $1.90 diluted earning per share in 1998. In 1997, results include the incremental operating impacts attributable to the operations of the overlapping Ameritech wireless properties sold in 1999, charges resulting from the merger integration process with Pacific Telesis Group (PAC), and charges related to a work force restructuring at Belgacom S.A. Additionally, we recognized gains from the sale of our interests in Bell Communications Research, Inc. and from settlement gains at PAC associated with lump sum pension payments for 1996 retirements. Excluding these items, SBC reported an adjusted net income of $5,836, or $1.71 diluted earnings per share in 1997.
[2]	Amounts include the following extraordinary items and cumulative effect of accounting change: 2001, loss related to the early extinguishment of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts; 1999, gain on the sale of overlapping cellular properties and change in directory accounting at Ameritech; 1998, early retirement of debt and change in directory accounting at SNET.
[3]	Free cash flow is net cash provided by operating activities less construction and capital expenditures.
[4]	Dividends declared by SBC’s Board of Directors; these amounts do not include dividends declared and paid by Ameritech, SNET and PAC prior to their respective mergers.
[5]	All periods exclude customers from the overlapping Ameritech wireless properties sold in 1999. Beginning in 2000, the number presented is the total customers served by Cingular Wireless, in which we own a 60% equity interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

Throughout this document, SBC Communications Inc. is referred to as “we” or “SBC”. We are a holding company whose subsidiaries and affiliates operate in the communications services industry. Our subsidiaries and affiliates provide wireline and wireless telecommunications services and equipment and directory advertising services both domestically and worldwide.

You should read this discussion in conjunction with the consolidated financial statements and the accompanying notes. A reference to a Note in this section refers to the accompanying Notes to the Consolidated Financial Statements.

Results of Operations

Overview
Reported financial results are summarized as follows:
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating revenues	$45,908	$51,374	$49,531	(10.6)%	3.7%
Operating expenses	35,020	40,631	37,933	(13.8)	7.1
Operating income	10,888	10,743	11,598	1.3	(7.4)
Income before extraordinary items and cumulative effect of accounting change	7,260	7,967	6,573	(8.9)	21.2
Extraordinary items	(18)	-	1,379	-	-
Cumulative effect of accounting change	-	-	207	-	-
Net income	7,242	7,967	8,159	(9.1)	(2.4)
Diluted earnings per share	2.13	2.32	2.36	(8.2)	(1.7)

In 2001, we incurred an extraordinary loss related to the early redemption of $1,000 of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. In 1999, we recognized an extraordinary gain on the sale of overlapping cellular properties relating to the Ameritech Corporation (Ameritech) merger (see Note 3), and a cumulative effect of accounting change related to accounting for directory revenues and expenses (see Note 1).

Our reported operating revenues, expenses and income were lower in 2001 and in the fourth quarter of 2000 primarily due to the contribution of our wireless properties to Cingular Wireless (Cingular). This contribution resulted in a change in the way we account for Cingular’s revenues and expenses from operating results to equity in net income of affiliates. In addition, sales of nonstrategic assets in 2001, including our Ameritech security monitoring and cable operations, lowered revenues but also decreased expenses by a greater amount, thereby increasing 2001 operating income. Also included in income before extraordinary items and cumulative effect of accounting change were certain one-time items that were incurred in 2001, 2000 and 1999. For internal management reporting purposes, we exclude (i.e., normalize) the one-time items from our results and analyze them separately.

The net effect of excluding the normalizing items was to increase net income by $712 in 2001, decrease net income by $221 in 2000 and increase net income by $866 in 1999. In addition to the normalizing items, for internal management purposes, we include the 60% proportional consolidation of Cingular in our 2001 and fourth quarter of 2000 normalized results (see the columns labeled “Cingular” in the tables below). The proportional consolidation of Cingular changes our normalized revenues, expenses, operating income and nonoperating items, but does not change our net income. The following tables reconcile our reported results to our normalized results and list the normalizing items for 2001, 2000 and 1999. Following the tables are explanations of the normalizing items.

2001	Normalizing Items
Reported	A	B	C	D	E	F	G	H	Cingular	Normalized
Operating revenues	$45,908	$-	$-	$-	$-	$-	$-	$-	$-	$8,393	$54,301
Operating expenses	35,020	1,097	-	-	(316)	-	-	(197)	(619)	6,884	41,869
Operating income	10,888	(1,097)	-	-	316	-	-	197	619	1,509	12,432
Interest expense	1,599	-	-	-	-	-	-	-	-	159	1,758
Interest income	682	-	-	-	-	-	-	-	-	(308)	374
Equity in net income of affiliates	1,595	-	-	-	-	49	197	-	-	(1,038)	803
Other income (expense) - net	(209)	-	401	(120)	-	341	-	-	-	1	414
Income before income taxes	11,357	(1,097)	401	(120)	316	390	197	197	619	5	12,265
Income taxes	4,097	(409)	140	(42)	111	128	-	69	194	5	4,293
Income before extraordinary items and cumulative effect of accounting change	$7,260	$(688)	$261	$(78)	$205	$262	$197	$128	$425	$-	$7,972

2000	Normalizing Items
Reported	I	J	K	L	M	N	O	Cingular	Normalized
Operating revenues	$51,374	$-	$-	$-	$-	$-	$23	$-	$1,814	$53,211
Operating expenses	40,631	-	-	506	(1,183)	(132)	(596)	-	1,592	40,818
Operating income	10,743	-	-	(506)	1,183	132	619	-	222	12,393
Interest expense	1,592	-	-	-	-	-	-	-	46	1,638
Interest income	279	-	-	-	-	-	-	-	(92)	187
Equity in net income of affiliates	897	(68)	-	(6)	-	-	110	-	(72)	861
Other income (expense) - net	2,561	(1,818)	(238)	-	22	-	242	(357)	(14)	398
Income before income taxes	12,888	(1,886)	(238)	(512)	1,205	132	971	(357)	(2)	12,201
Income taxes	4,921	(638)	(83)	(184)	405	-	294	(258)	(2)	4,455
Income before extraordinary items and cumulative effect of accounting change	$7,967	$(1,248)	$(155)	$(328)	$800	$132	$677	$(99)	$-	$7,746

1999	Normalizing Items
Reported	P	Q	R	S	T	Normalized
Operating revenues	$49,531	$176	$(705)	$-	$-	$-	$49,002
Operating expenses	37,933	(1,591)	(473)	566	-	44	36,479
Operating income	11,598	1,767	(232)	(566)	-	(44)	12,523
Interest expense	1,430	(1)	(11)	-	-	-	1,418
Interest income	127	-	-	-	-	-	127
Equity in net income of affiliates	912	-	-	-	(131)	-	781
Other income (expense) - net	(354)	(2)	24	-	-	-	(332)
Income before income taxes	10,853	1,766	(197)	(566)	(131)	(44)	11,681
Income taxes	4,280	309	(78)	(198)	(54)	(17)	4,242
Income before extraordinary items and cumulative effect of accounting change	$6,573	$1,457	$(119)	$(368)	$(77)	$(27)	$7,439

Normalizing items for 2001:
A.	Pension settlement gains related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program.
B.	Combined charges primarily related to valuation adjustments of Williams Communications Group Inc. as well as certain other cost investments accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115). The charges resulted from an evaluation that the decline was other than temporary (see Note 3).
C.	Reduction of a valuation allowance on a note receivable related to the sale of SecurityLink. The note was collected in July 2001.
D.	Combined charges related to impairment of our cable operations.
E.	A charge indicated by a transaction pending as of December 31, 2001, to reduce the direct and indirect book value of our investment in Telecom Américas.
F.	A charge for costs related to TDC A/S’s (TDC) (formerly known as Tele Danmark A/S) decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of the goodwill we allocated to Talkline.
G.	A charge representing a proposed settlement agreement with the Illinois Commerce Commission (ICC) related to a provision of the Ameritech merger. The amount represents an estimate of all future savings to be shared with our Illinois customers.
H.	Combined charges associated with our comprehensive review of operations in the fourth quarter of 2001, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 3).

Normalizing items for 2000:
I.	Gains related to the sale of direct and indirect investments in MATÁV and Netcom GSM, two international equity affiliates, and from the contribution of our investment in ATL - Algar Telecom Leste S.A. (ATL), a Brazilian telecommunications company, to Telecom Américas.
J.	Gains on the sale of Teléfonos de Mexico, S.A. de C.V. (Telmex) L shares associated with our private purchase of a note receivable with characteristics that essentially offset future mark-to-market adjustments on the Debt Exchangeable for Common Stock (DECS).
K.	Pension settlement gains associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 12).
L.	Costs associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech.
M.	A charge related to in-process research and development from the March 2000 acquisition of Sterling Commerce, Inc. (Sterling) (see Note 3).
N.	Combined charges related to valuation adjustments of SecurityLink and certain cost investments accounted for under FAS 115, and the restructure of agreements with Prodigy Communications Corporation (Prodigy), including the extension of a credit facility and recognition of previously unrecognized equity losses from our investment (see Note 3).
O.	Gains primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular.

Normalizing items for 1999:
P.	Charges including recognition of impairment of long-lived assets, adjustments to the estimate of allowance for doubtful accounts, estimation of deferred taxes on international investments, wireless conversion costs and other items (see Note 2).
Q.	Elimination of income from the incremental impacts of overlapping wireless properties sold in October 1999 relating to the Ameritech merger.
R.	Pension settlement gains associated with lump sum pension payments that exceeded the projected service and interest costs.
S.	Gains recognized from the sale of property by an international equity affiliate.
T.	A reduction related to a portion of a first-quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.

Normalized financial results are summarized as follows:
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating revenues	$54,301	$53,211	$49,002	2.0%	8.6%
Operating expenses	41,869	40,818	36,479	2.6	11.9
Operating income	12,432	12,393	12,523	0.3	(1.0)
Income before extraordinary items and cumulative effect of accounting change	7,972	7,746	7,439	2.9	4.1
Diluted earnings per share, before exraordinary items and cumulative effect of accounting change	2.35	2.26	2.15	4.0	5.1

Normalized operating revenues increased in 2001 and 2000 primarily due to growth in demand for data communications, wireless, interLATA (Local Access and Transport Area) long distance and directory services. In 2001, the revenue increase was partially offset by declines in our core telephone operations, including the impact of our decision to de-emphasize low-margin equipment. Sales of nonstrategic assets, including our Ameritech security monitoring and cable operations, also partially offset the revenue increases in 2001. The slowing revenue growth rate reflects the ongoing impact of a weak United States (U.S.) economy, challenging federal and state regulatory environments and increased competition. We expect that these factors will continue to dampen business and consumer demand, and our revenue in 2002.

Normalized operating expenses increased in 2001 and 2000 primarily due to the higher level of investments made for new products and services, including Digital Subscriber Line (DSL) and interLATA long distance, and to restore the quality of service in the Ameritech region. Expenses also increased in 2001 due to an increase in our provision for uncollectible accounts for companies that went out of business and customers with a higher credit risk due to the adverse U.S. economic environment. Partially offsetting the expense increases in 2001 were cost savings from employee reductions, the scale-back of our national expansion initiative, and favorable expense comparisons to 2000 now that we are beyond the first year of our initial launch of DSL.

Growth of our diluted earnings per share, before extraordinary items and cumulative effect of accounting change, in 2001 was greater than our operating income growth primarily due to a decreasing effective tax rate and a decline in our weighted average common shares outstanding from our purchases of approximately 47 million shares of our common stock. In 2000 our diluted earnings per share increased while our operating income declined primarily due to reduced mark-to-market expense on the DECS securities and increased gains on sales of multiple smaller investments as compared to 1999. The current U.S. economy, combined with a challenging regulatory and competitive environment, will continue to put significant pressure on our results in 2002.

Segment Results

Our segments are strategic business units that offer different products and services and are managed accordingly. We evaluate performance based on income before income taxes adjusted for the normalizing (e.g., one-time) items that we describe in the “Overview” section. We have five reportable segments that reflect the current management of our business: (1) wireline; (2) wireless; (3) directory; (4) international; and (5) other.

In the second quarter of 2001, we moved the results of the SBC Services unit from the other segment to the wireline segment because the SBC Services unit now primarily supports the wireline segment. We have restated all prior period information for this change, and this had no effect on our consolidated results.

The wireline segment, which accounted for approximately 75% of our total normalized operating revenues in 2001, provides landline telecommunications services, including local, network access and long distance services, messaging and Internet services and sells customer premise and private business exchange equipment.

Prior to the fourth quarter of 2000, the wireless segment, which accounted for approximately 16% of our total normalized operating revenues in 2001, included our consolidated businesses that provided wireless telecommunications services and sold wireless equipment. In October 2000, we contributed substantially all of our wireless businesses to Cingular and began reporting results from Cingular’s operations as equity in net income of affiliates in the Consolidated Financial Statements. However, for internal management purposes, we analyze Cingular’s results using proportional consolidation and therefore will discuss Cingular’s results on that basis for segment reporting. Cingular offers both wireless voice and data communications services across most of the U.S., providing cellular and PCS services.

The directory segment, which accounted for approximately 8% of our total normalized operating revenues in 2001, includes all directory operations, including Yellow and White Pages advertising and electronic publishing. All investments with primarily international operations are included in the international segment. The other segment includes all corporate operations and Ameritech’s paging, cable television and SecurityLink operations. SecurityLink was sold in January 2001, and we sold Ameritech New Media, Ameritech’s cable television operations, in November 2001.

Wireline
Normalized Results
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating revenues
Local service	$22,735	$22,057	$19,526	3.1%	13.0%
Network access	10,459	10,491	10,184	(0.3)	3.0
Long distance service	2,914	2,930	3,348	(0.5)	(12.5)
Other	4,579	4,413	4,314	3.8	2.3
Total Operating Revenues	40,687	39,891	37,372	2.0	6.7
Operating expenses
Operations and support	24,041	23,472	21,422	2.4	9.6
Depreciation and amortization	8,381	7,867	6,828	6.5	15.2
Total Operating Expenses	32,422	31,339	28,250	3.5	10.9
Operating Income	8,265	8,552	9,122	(3.4)	(6.2)
Interest Expense	1,205	1,298	1,188	(7.2)	9.3
Other Income (Expense) - Net	31	72	114	(56.9)	(36.8)
Income Before Income Taxes	$7,091	$7,326	$8,048	(3.2)%	(9.0)%

The results of our wireline segment during 2001 reflect the impacts of the weak U.S. economy, regulatory uncertainty and increasing competition. The decline in revenue growth during 2001 was partially offset by a slowing trend in expense growth, primarily from reductions in work force and other employee-related costs. In 2002 we expect a continued slowdown in the revenue growth rate as we continue to face regulatory challenges and strong competition in our local and long distance markets. In response to our declining revenue trend, we will continue to control expenses where possible.

Local service revenues increased $678, or 3.1%, in 2001 and $2,531, or 13.0%, in 2000. Access line revenue steadily declined during 2001 as a result of a slowing U.S. economy, increased competition, and technology substitution from wireless and high-speed access service. The access line revenue decrease was approximately $634 in 2001. Access lines served at the end of 2001 decreased by 2.8% compared to 2000. And, although total access lines in service at the end of 2000 increased by approximately 1%, this was a declining trend when compared to the increase of 3% during 1999. Partially offsetting the access line revenue decrease, the continued rollout of DSL increased local service revenues in 2001 by approximately $319, and our DSL customers increased to approximately 1,333,000 as compared to 767,000 at the end of 2000. Certain other data-related revenues including data equipment sales and network integration services increased in 2001. However, these data revenues declined sequentially during the second half of the year primarily due to our decision to de-emphasize low-margin equipment as a component in data solutions. Wholesale revenues, which include unbundled network elements and resale services, increased approximately $352 during 2001. Revenues from vertical services such as Caller ID, voice mail and other enhanced services and vertical service packages increased by approximately $127 during 2001; however, the sequential quarterly growth rate has been declining to flat since the first quarter.

During 2000, excluding the operations of Sterling, acquired in March 2000, local service revenue increased approximately 10.9% over the prior year. Approximately $619 of that increase was attributable to increased demand from business customers for network integration and Internet services. Demand for DSL and dial-up Internet services in the residential market increased local service revenues by approximately $164 in 2000. Increased demand for wholesale services accounted for approximately $389 of the increase in 2000. Additionally, directory assistance revenues increased approximately $75 in 2000, primarily due to price increases in California, Illinois and Texas, while vertical services revenues increased by approximately 10% to more than $3.7 billion in 2000, up from more than $3.3 billion in 1999.

During 2001, Illinois legislation caused an increase in revenues of approximately $139, and as discussed below, this legislation increased operations and support expenses and decreased interest expense resulting in a net increase of $68 in pre-tax income. During 2000, local service revenues increased as a result of regulatory actions that decreased one or more other types of operating revenues. The introduction of extended area service plans and the September 1999 Texas Universal Service Fund (TUSF) rate rebalancing collectively increased local service revenues in 2000 by approximately $140. However, these regulatory actions had only a nominal effect on overall revenue during 2000 because they decreased intrastate network access revenues by approximately $95 and decreased long distance revenues by approximately $22. The Texas Public Utility Commission stated that the TUSF was intended, among other things, to help support the provision of basic local telephone service to high-cost rural areas.

Network access revenues decreased $32, or 0.3%, in 2001 and increased $307, or 3.0%, in 2000. The decrease in 2001 was primarily due to decreases in switched access revenue related to decreased demand, the continuing impact of the July 2000 implementation of the Coalition for Affordable Local and Long Distance Service (CALLS) proposal, and state regulatory access rate reductions in Texas. These rate reductions were partially offset by continued demand for our high-capacity data transport services.

The increase in 2000 was due primarily to demand for special access and switched data transport services, as well as higher network usage by alternative providers of intraLATA toll services. The increase in 2000 was partially offset by a decrease of $293 due to the impact of CALLS. Also offsetting the 2000 increase were the effects of the TUSF described in local service above of $95 as well as other state regulatory rate reductions of $183.

Long distance service revenues decreased $16, or 0.5%, in 2001 and $418, or 12.5%, in 2000. During 2001, long distance service revenues decreased approximately $197 due to competitive losses resulting from intraLATA dialing parity and $146 attributable to competitive pricing actions in the Ameritech region. These losses were partially offset by an increase of approximately $322 resulting from our 2001 entry into the Arkansas, Kansas, Missouri and Oklahoma interLATA long distance markets in addition to our previous entry into the Texas and Connecticut markets. Competition will continue to affect our intraLATA markets as we seek interLATA long distance approval in the remainder of our 13-state area.

In 2000, competitive losses of approximately $329, primarily resulting from dialing parity implementation, decreased long distance service revenues. Regulatory actions related to the continued introduction of extended area service plans, as discussed in local service, decreased revenues approximately $22. These decreases were partially offset by approximately $64 from the entry into the Texas long distance market for interLATA and interstate services and $31 due to price increases in Illinois, Indiana, Michigan and Ohio.

Other operating revenues increased $166, or 3.8%, in 2001 and $99, or 2.3%, in 2000. Price increases added revenue of approximately $112 in 2001. Continued declines in the payphone business decreased other operating revenues by approximately $52 in 2001 and $124 in 2000. Sales of nonregulated products and services increased in 2001, but at a slower rate than in 2000 due to a decline in demand related to the weakness of the U.S. economy.

Operations and support expenses increased $569, or 2.4%, in 2001 and $2,050, or 9.6%, in 2000. Our provision for uncollectible accounts increased approximately $540 in 2001 for companies that went out of business and customers with a higher credit risk due to the adverse U.S. economic environment. Costs to restore the quality of service in the Ameritech region increased approximately $260 in 2001. The Illinois legislation discussed above in local service caused a one-time increase in expenses of approximately $84 in 2001, which includes a reversal of approximately $26 in the fourth quarter of 2001 of expenses we no longer expect to incur. Costs associated with our continued rollout of DSL increased approximately $120 in 2001 compared to an increase of $930 in 2000, primarily due to growth in subscribers and favorable expense comparisons to 2000 now that we are beyond the first year of our initial launch of DSL. Costs associated with data equipment sales, network integration and e-commerce services increased approximately $70 in 2001, significantly lower than the increase of $850 in 2000, primarily due to our decision to de-emphasize low-margin equipment, and acquisitions in 2000. Costs associated with our national expansion initiative decreased approximately $90 in 2001, reflecting the initiative’s scaleback, compared to an increase of $300 in 2000. InterLATA long distance service expenses increased by approximately $320 in 2001 compared to $260 in 2000 primarily reflecting our entry into four new states. The acquisition of Prodigy (see Note 3) late in 2001 increased expenses approximately $50.

Costs associated with reciprocal compensation decreased approximately $185 in 2001 and $175 in 2000 as we signed new contracts with lower rates and favorable settlement agreements with carriers, partially offset by growth in minutes of use on our network. Expenses decreased approximately $635 in 2001 due to work force reductions, early retirements, lower personnel benefit costs, reduced outsourcing and advertising costs, and gains from certain employee postretirement plans. This compared to employee-related expense increases of approximately $130 in 2000 to meet demand for our new products and services. In addition, 2001 included a reduction in taxes of approximately $92, primarily related to settlements and lower property tax appraisals.

We expect our personnel benefits costs to increase in 2002 due primarily to reduced investment portfolio returns, higher medical claim costs and lower interest rates. We expect that the Prodigy acquisition and increased personnel benefits costs will add between $650 and $850 to operations and support expenses in 2002.

Depreciation and amortization expenses increased $514, or 6.5%, in 2001 and $1,039, or 15.2%, in 2000. The majority of the increase in 2001 was related to higher plant levels from the build-out of our broadband network and launch of new products and services, including DSL and Internet data centers. Approximately $308 of the 2000 increase was related to higher plant levels. Our acquisition of Sterling in 2000 increased expenses approximately $100 and $263 in 2001 and 2000. Amortization of capitalized software also increased approximately $148 in 2001 and $198 in 2000.

Amortization expense of goodwill was approximately $161 in 2001. Goodwill will no longer be amortized in 2002 when we adopt new accounting standards (see Note 1).

Wireless
Normalized Results
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating revenues
Subscriber revenues	$7,307	$6,480	$5,308	12.8%	22.1%
Other	1,340	1,462	1,317	(8.3)	11.0
Total Operating Revenues	8,647	7,942	6,625	8.9	19.9
Operating expenses
Operations and support	5,957	5,348	4,464	11.4	19.8
Depreciation and amortization	1,232	1,083	918	13.8	18.0
Total Operating Expenses	7,189	6,431	5,382	11.8	19.5
Operating Income	1,458	1,511	1,243	(3.5)	21.6
Interest Expense	538	424	226	26.9	87.6
Equity in Net Income of Affiliates	(11)	12	42	-	(71.4)
Other Income (Expense) - Net	33	(120)	(176)	-	31.8
Income Before Income Taxes	$942	$979	$883	(3.8)%	10.9%

We account for our 60% economic interest in Cingular under the equity method of accounting. However, we use proportional consolidation in order to evaluate the results of Cingular for internal management purposes. In the table above, Cingular’s proportional results are included in 2001 and the fourth quarter of 2000 along with the residual wireless properties we hold that have not been contributed. The first nine months of 2000 and all of 1999 include the historical results of our comparable wireless operations.

During 2001, at the expense of customer additions, Cingular focused on policies that had the effect of shifting subscribers from analog plans to digital plans which typically have higher margins. Cingular’s expenses increased due to marketing of its new brand after beginning operations in the fourth quarter 2000. Partially offsetting the increased brand costs were synergies and economies of scale created by the formation of Cingular.

Subscriber revenues increased $827, or 12.8%, in 2001 and $1,172, or 22.1%, in 2000. The 2001 increase was primarily related to growth in customer base accompanied by existing customers shifting to higher monthly rate plans, increased minutes of use and the sale of higher access rate plans to new customers. During 2001, Cingular focused on policies that had the effect of shifting subscribers from analog plans to digital plans. For 2002, as Cingular’s digital network and rate plan offerings continue to expand, they expect continued erosion in their analog customer base. Cingular’s net customer additions during 2001 were approximately 1,987,000, excluding approximately 72,000 customers sold to minority partners. At December 31, 2001, Cingular had approximately 21,596,000 customers.

The 2000 increase in subscriber revenues resulted from the 1999 acquisitions of Comcast Cellular Corporation (Comcast) and Cellular Communication of Puerto Rico, Inc. (CCPR), with the remaining increase due to net customer additions.

Other revenues decreased $122, or 8.3%, in 2001 and increased $145, or 11.0%, in 2000. The 2001 decrease was due to a decline in roaming revenues from other carriers, reflecting the continued build-out of competitors’ networks, which resulted in fewer minutes on Cingular’s network and lower negotiated rates with other carriers. Equipment revenues also declined due to a lower customer growth rate in 2001. The 2000 increase was primarily due to higher equipment sales resulting from a higher customer growth rate in 2000.

Operations and support expenses increased $609, or 11.4%, in 2001 and $884, or 19.8%, in 2000. The 2001 increase was primarily due to increased minutes of use on the network, increased long distance expenses as more plans include free long distance, and the Cingular national branding campaign that was completed in 2001. These increases were partially offset by new long distance rates with BellSouth Corporation (BellSouth) and SBC Long Distance that became effective June 2001, and administrative cost savings gained through the formation of Cingular. The 2000 increase reflects increased minutes of use on the system due to the growth in number of customers served during 2000.

Depreciation and amortization expenses increased by $149, or 13.8%, in 2001 and $165, or 18.0%, in 2000 primarily related to higher plant levels. The 2000 increase was partially offset by a decrease of approximately $35 resulting from a purchase price allocation true-up adjustment related to the 1999 acquisitions of Comcast and CCPR.

Our 60% share of Cingular’s amortization expense on goodwill and wireless licenses was approximately $182 in 2001. Goodwill and wireless licenses will no longer be amortized in 2002 upon adoption of new accounting standards (see Note 1).

Directory
Normalized Results
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating Revenues	$4,468	$4,340	$4,126	2.9%	5.2%
Operating expenses
Operations and support	1,898	2,008	2,081	(5.5)	(3.5)
Depreciation and amortization	36	32	33	12.5	(3.0)
Total Operating Expenses	1,934	2,040	2,114	(5.2)	(3.5)
Operating Income	2,534	2,300	2,012	10.2	14.3
Other Income (Expense) - Net	9	61	(1)	(85.2)	-
Income Before Income Taxes	$2,543	$2,361	$2,011	7.7%	17.4%

Our directory results in 2001 and 2000 included increased demand for directory advertising services and decreased expenses from merger initiatives and cost-containment efforts. However, the growth rate has slowed due to increased competition, increased bad debt expenses and a weak U.S. economy.

Operating revenues increased $128, or 2.9%, in 2001 and $214, or 5.2%, in 2000. A change in the timing of directory publications contributed approximately $79 in 2001 and $33 in 2000 to the increase in revenues. The remaining increases in 2001 and 2000 related to increased demand for directory advertising services. The 2001 growth rate was lower than the growth rate for 2000, reflecting the impacts of a weaker U.S. economy and increased competition.

Operations and support expenses decreased $110, or 5.5%, in 2001 and $73, or 3.5%, in 2000. The decreased expenses in 2001 were due primarily to lower compensation-related expenses, as a result of merger initiatives, a 2000 pension and retirement program, and cost-containment efforts. Offsetting these decreases was an increase in bad debt expense for companies that went out of business or are a higher credit risk due to the weak U.S. economy. The decreased expenses in 2000 were primarily related to cost savings from the merger integration process with Ameritech.

International
Normalized Results
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating Revenues	$185	$328	$255	(43.6)%	28.6%
Operating Expenses	241	475	266	(49.3)	78.6
Operating Income (Loss)	(56)	(147)	(11)	61.9	-
Interest Expense	49	174	235	(71.8)	(26.0)
Equity in Net Income of Affiliates	800	862	739	(7.2)	16.6
Other Income (Expense) - Net	369	389	209	(5.1)	86.1
Income Before Income Taxes	$1,064	$930	$702	14.4%	32.5%

Our international results for 2001 reflect our prior sale of various international investments through decreased interest expense, and lower operating expenses due to the first-quarter 2001 completion of the depreciation of certain property, plant and equipment. These savings were offset by reduced operating results at our international affiliates and lower management fee revenues. We expect our international affiliates will continue to feel the impact of a weak global economy and increasing competition.

Operating revenues decreased $143, or 43.6%, in 2001 and increased $73, or 28.6%, in 2000. Revenues declined approximately $87 due to lower volume-related long distance revenues and the September 2001 disposition of Ameritech Global Gateway Services (AGGS). Directory advertising revenues declined approximately $41 due to the December 2000 sale of our German directory investment, Wer Liefert Was (WLW), and the remaining decrease was due to lower management fee revenues. We expect future operating revenues to decrease as a result of the 2001 sale of AGGS. The 2000 increase was primarily due to higher volume-related long distance revenues.

Operating expenses decreased $234, or 49.3%, in 2001 and increased $209, or 78.6%, in 2000. The 2001 decrease was primarily due to AGGS, through both lower long distance activity and the September 2001 disposition, and our December 2000 sale of WLW. Additionally, depreciation expense declined due to certain property, plant and equipment being fully depreciated during the first quarter of 2001. We expect future operating expenses to decrease as a result of the 2001 sale of AGGS. The 2000 increase was largely due to the costs associated with the higher long distance volumes during 2000 and to an increase in corporate support charges.

Equity in net income of affiliates decreased $62, or 7.2%, in 2001 and increased $123, or 16.6%, in 2000. The 2001 decrease includes a decrease of approximately $295 from Belgacom S.A. (Belgacom) and TDC, primarily related to decreased earnings from their foreign affiliates and the inclusion in 2000 results of the gain on the sale of Telenordia. Offsetting this 2001 decrease was a gain of approximately $64 related to Belgacom’s fourth-quarter 2001 sale of a portion of its Netherlands wireless operations to an unaffiliated special purpose entity (SPE). Although Belgacom guaranteed approximately $237 of the SPE’s debt, the SPE has the right to put the investment to a subsidiary of Deutsche Telekom A.G. at a price that is greater than the amount guaranteed. The third-quarter 2000 sale of our investment in MATÁV reduced earnings approximately $65 in 2001 as compared to 2000. Lower income from South American wireless companies held by América Móvil S.A. de C.V., certain true-up adjustments in 2000 at Telmex and our smaller ownership percentage at these affiliates resulted in a decrease of approximately $26. Offsetting these decreases were increases of approximately $92 resulting from wireless subscriber growth, higher average revenue per customer and Cegetel S.A.‘s (Cegetel) second-quarter 2001 sale of AOL France. Bell Canada’s first-quarter 2001 gain on their disposition of an Internet service provider subsidiary and improved operating results contributed approximately $74 to the increase in 2001. Also offsetting the decrease was the elimination of losses, on a comparative basis, of approximately $139 resulting from the first-quarter 2001 disposition of diAx A.G. (diAx), a Swiss mobile landline operator, and the exchange of our equity investment in ATL for a cost investment in Telecom Américas.

The 2000 increase includes increased equity in net income, including our share of certain disposition gains, of approximately $219 from investments in Telmex, TDC, and Belgacom. A full 12 months of operations from Bell Canada in 2000 resulted in approximately $48 higher equity income than the seven months of operations in 1999. Our investment in Cegetel produced positive equity income for the first time in 2000 leading to an increase of approximately $17 over prior year equity losses. Offsetting these increases were reductions to equity in net income of approximately $35 as a result of the sale of our investment in the Aurec companies in Israel and MATÁV, a Hungarian telecommunications company. Our investment in diAx contributed approximately $32 in increased losses in equity income due to increased operating losses, as well as severance accruals and other one-time adjustments. Our investment in Telkom SA Limited (Telkom) had approximately $20 in lower equity income from the prior year due mainly to one-time adjustments. Additionally, our investment in ATL had equity losses of approximately $80.

Our earnings from foreign affiliates will continue to be sensitive to exchange-rate changes in the value of the respective local currencies. Our foreign investments are recorded under accounting principles generally accepted in the United States (GAAP), which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries, such as inflation adjustments.

Amortization expense of embedded goodwill on our international equity investments was approximately $134 in 2001. In addition, we estimate our international holdings had between $45 and $65 of their own goodwill amortization expense in 2001. Goodwill will no longer be amortized when our international investees adopt new U.S. accounting standards (see Note 1).

Other
Normalized Results
Percent Change
			2001 vs.	2000 vs.
2001	2000	1999	2000	1999
Operating Revenues	$589	$1,100	$1,138	(46.5)%	(3.3)%
Operating Expenses	358	923	981	(61.2)	(5.9)
Operating Income	231	177	157	30.5	12.7
Interest Expense	883	895	701	(1.3)	27.7
Other Income (Expense) - Net	1,277	1,323	581	(3.5)	-
Income Before Income Taxes	$625	$605	$37	3.3%	-%

Our other segment results in 2001 reflect the sales of nonstrategic assets, including our Ameritech security monitoring and cable operations.

Operating revenues decreased $511, or 46.5%, in 2001 and $38, or 3.3%, for 2000. The decrease in 2001 is primarily due to the January 2001 sale of SecurityLink. In November 2001, we sold Ameritech New Media, Ameritech’s cable television operations that reported $151 in revenues during 2001. We expect 2002 revenues to decline as a result of this disposition activity. The remaining revenues in this segment are primarily the result of corporate operations.

Operating expenses decreased $565, or 61.2%, in 2001 and $58, or 5.9%, in 2000. The decreases in 2001 and 2000 relate to the sale of nonstrategic assets and their associated expenses. The 2001 decrease is primarily due to the sale of SecurityLink. Ameritech New Media, whose sale is mentioned above, reported operating expenses of approximately $160 in 2001. We expect 2002 expenses to decline as a result of these sales.

Consolidated Results

The following discussion is based on consolidated results as reported under GAAP. It does not include the impacts of the normalizing items.

Interest expense increased $7, or 0.4%, in 2001 and increased $162, or 11.3%, in 2000. The 2001 increase was primarily due to interest accrued on payables to Cingular. Prior to the fourth quarter of 2000, our other segment recorded interest expense on notes payable with our wireless properties that was eliminated in the consolidation process. For operations contributed to Cingular this interest expense is no longer eliminated. However, this does not have a material impact on our net income because the interest expense is mostly offset when we record our share of equity income in Cingular. In the second quarter of 2001 we completed a net debt settlement agreement with Cingular and are no longer incurring this expense (see Note 7). Also contributing to the increase was debt issued to redeem the Trust Originated Preferred Securities (TOPrS), the interest on which was reported as other income (expense) - net, and higher commercial paper borrowings. Offsetting these increases were lower composite rates and the reversal of an accrual of approximately $23 related to items resolved by the June 2001 Illinois legislation discussed in local service. The 2000 increase was primarily due to higher composite rates and increased debt levels.

Interest income increased $403 in 2001 and $152 in 2000. The increases were primarily due to the income accrued from Cingular. Prior to the fourth quarter of 2000, our other segment recorded interest income on notes receivable with our wireless properties that was eliminated in the consolidation process. For operations contributed to Cingular, this interest income is no longer eliminated. However, this does not have a material impact on our net income because the interest income is mostly offset when we record our share of equity income in Cingular.

Other income (expense) - net includes items that we normalized as previously described in the “Overview” section. These normalizing items totaled $623, $2,163 and $22 in 2001, 2000 and 1999. In addition to those items, results for 2001 included gains on the sale of investments of approximately $476, consisting of the sale of our investment in TransAsia Telecommunications, Smith Security, Amdocs Limited (Amdocs) shares and other investments. These gains were partially offset by a loss of approximately $61 on the sale of Ameritech New Media. Additional offsets came from dividends paid on preferred securities issued by Ameritech subsidiaries of approximately $33, and minority interest of $16. The amount of our 2001 minority interest expense significantly declined from 2000 due to the contribution of most of our wireless properties to Cingular in the fourth quarter of 2000. Included in 2001 are net gains of approximately $23 recognized for mark-to-market adjustments on shares of Amdocs, one of our equity investees, which were granted to executives as deferred compensation. An offsetting deferred compensation expense was recorded in operations and support expense. Additionally, in 2001, we recognized an expense of approximately $581 related to an endowment of Amdocs shares to the SBC Foundation and income of approximately $575 from the related mark-to-market adjustment on the Amdocs shares, for a net expense of $6. Also included in 2001 is approximately $32, which represents consideration for modifications to our agreement with SpectraSite Communications Inc. (SpectraSite).

Results for 2000 include gains of approximately $87 that were recognized for mark-to-market adjustments on shares of Amdocs used for deferred compensation. An offsetting deferred compensation expense was recorded in operations and support expense. Results for 2000 also include gains of approximately $295 on the sales of our interests in WLW, the Aurec companies in Israel and certain cost investments. Additionally, we sold our remaining Telmex L shares not related to the DECS for a gain, which was partially offset by appreciation in the market value of Telmex L shares underlying the DECS, for a net gain of approximately $117. These gains were partially offset by lower income from our wireless minority interest and dividends paid on preferred securities issued by Ameritech subsidiaries of approximately $208.

Results for 1999 include a gain from the sale of Amdocs shares of approximately $92 and gains of $63 representing dividends and mark-to-market adjustments on Amdocs shares used for contributions to the SBC Foundation and deferred compensation. Results for 1999 also include a gain of approximately $59 on the sale of our investment in Chile and a gain of $81 on the sales of certain discontinued plant and other investments. These gains were offset by increased expenses related to higher appreciation in the market value of Telmex L shares underlying the DECS than in the comparable periods of 1998, net of gains recognized from the sale of certain Telmex L shares, of approximately $296, and dividends paid on preferred securities issued by Ameritech subsidiaries, losses on forward exchange contracts and other nonoperating items of $76. In addition, higher wireless minority interest resulted in approximately $287 of expense.

Income taxes for 2001, 2000 and 1999 reflect the tax effect of the normalizing items previously described in the “Overview” section. Excluding these items, income taxes in 2001 were lower than 2000 primarily due to contributions to the SBC Foundation in the first quarter of 2001. Income taxes in 2000 were higher than 1999 primarily due to higher income before income taxes. The decrease in the effective tax rate for 2001 was primarily due to contributions to the SBC Foundation in the first quarter of 2001. With the adoption of new accounting standards (see Note 1) in 2002, nondeductible amortization expense will decline, and therefore, we expect to see a decline in our effective tax rate for 2002.

Extraordinary items in 2001 included an extraordinary loss of $18, net of taxes of $10, related to the early redemption of $1,000 of the TOPrS (see Note 9). Results in 1999 included an extraordinary gain of $1,379, net of taxes of $960, on the sale of overlapping wireless properties in October 1999 due to the Ameritech merger (see Note 3).

Cumulative effect of accounting change includes a change in the method of recognizing directory publishing revenues and related expenses at Ameritech, effective January 1, 1999 (see Note 1). The cumulative after-tax effect of applying the new method to prior years was recognized as of January 1, 1999, as a one-time, noncash gain applicable to continuing operations of $207, or $0.06 per share, net of deferred taxes of $125.

Operating Environment and Trends of the Business

Overview
Despite passage of the Telecommunications Act of 1996 (Telecom Act), the U.S. telecommunications industry, including DSL and other advanced services, continues, in many respects, to operate as a heavily regulated industry. The expected transition from an industry overseen by multiple regulatory bodies to a market-driven industry monitored by state and federal agencies has been slow. Our wireline subsidiaries remain subject to regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. This continuing difficult and uncertain regulatory environment combined with the recent downturn in the U.S. economy presents challenges for our business.

Expected Growth Areas
We expect the wireline segment to remain the most significant portion of our business and have also discussed trends affecting this segment (see “Wireline” under “Segment Results” above). Over the next few years we expect an increasing percentage of our business to come from two areas within the wireline segment - data/broadband and long distance - and our wireless segment.

Data/Broadband In October 1999, we announced plans to upgrade our network to make broadband services available to approximately 80% of our U.S. wireline customers over the four years through 2003 (Project Pronto). Due to the weakening U.S. economy and uncertain regulatory environment noted above, in October 2001 we announced a scale-back in our broadband deployment plans. At December 31, 2001, we had approximately 1.3 million DSL subscribers, and more than half, or 25 million, of our wireline customer locations were DSL-capable. Additionally, we have spent approximately $3.2 billion as of December 31, 2001, for fiber, electronics and other technology for Project Pronto. The build-out will include transferring certain portions of our existing copper network to a new fiber network. Over the deployment period, marketing costs will be incurred depending on the rate of customer sign-ups and installations.

Long Distance We offer landline interLATA long distance services to customers in selected areas outside our wireline subsidiaries’ operating areas. Further, we offer interLATA long distance services to customers in Texas, Kansas, Oklahoma, Arkansas, Missouri and Connecticut. The FCC approved our application to provide interLATA long distance service for calls originating in Kansas and Oklahoma effective March 7, 2001, and in Arkansas and Missouri on November 16, 2001. We officially launched service under the SBC Southwestern Bell brand in those states on the effective approval dates or shortly thereafter, offering domestic residential and business long distance services as well as international calling plans. We continue to seek long distance approval in our other in-region states and have filed applications with state commissions in California, Illinois, Michigan, Nevada and Ohio. See “State Regulation” below for the status of our state applications.

In October 2001, the FCC completed its re-examination of certain information contained in our previously approved Kansas and Oklahoma long distance applications and found that we did not intentionally provide false information. However, the FCC proposed that we pay approximately $3 for alleged collateral violations related to those applications. This FCC ruling is still pending and has no effect on our ability to continue to offer long distance service in either state.

Wireless In October 2000, Cingular began operations as the second-largest wireless provider in the U.S. (see Note 7). Cingular’s top priorities for 2002 include geographic expansion, including expansion into New York City through an infrastructure-sharing agreement with VoiceStream Wireless Corporation (VoiceStream), further rollout of wireless data services, overlaying GSM voice and GPRS high-speed data technology over its existing networks and integration of operations to strengthen its competitive position and realize cost synergies. The fastest-growing area of the wireless business is data. Although data revenues are not currently a significant portion of Cingular’s total revenues, Cingular plans to accelerate the development of this business. In late 2001, Cingular launched GPRS in Seattle, Las Vegas, eastern Tennessee, coastal Georgia and the Carolinas and plans to launch GPRS in California by mid-2002. In January 2002, Cingular announced the formation of a joint venture with AT&T Wireless Services Inc. (AT&T Wireless) that is expected to allow Cingular to extend its GSM/GPRS network coverage along interstate highways in the upper Midwestern and Western sections of the U.S. Cingular expects the new networks to be operational by the first quarter of 2003. Additionally, Cingular has announced it will begin upgrading its network to third generation (3G) wireless data technology by introducing Enhanced Data Rates for Global Evolution (EDGE). EDGE technology is Cingular’s choice for a 3G wireless communications standard that will allow customers to access the Internet from their wireless devices at higher speeds than in the past. This upgrade is expected to be completed by early 2004. During 2002, Cingular expects to spend approximately $4.5 billion for ongoing capital expenditures and to begin overlaying its existing network with GSM voice and GPRS/EDGE data technology.

Regulatory Environment

Wireline
Federal Regulation Under the Telecom Act, before being permitted to offer landline interLATA long distance service in any state within the 12-state region encompassed by the regulated operating areas of Southwestern Bell Telephone Company (SWBell), Pacific Bell Telephone Company (PacBell), Ameritech and Nevada Bell (these areas with the addition of Southern New England Telecommunications Corp.‘s (SNET) area are referred to as our 13-state area), we are required to apply for and obtain state-specific approval from the FCC. The FCC’s approval, which involves consultation with the U.S. Department of Justice and the appropriate state commission, requires favorable determinations that our wireline subsidiaries have entered into interconnection agreement(s) that satisfy a 14-point “competitive checklist” or, alternatively, the subsidiaries have a statement of terms and conditions effective in that state under which they offer the “competitive checklist” items. The FCC also must make favorable public interest and structural separation determinations in connection with each application. See “State Regulation” below for the status of our state applications.

         Interconnection - Collocation Under the Telecom Act, regional Bell operating companies were required to allow competitors to put equipment in their offices "necessary" for connecting to the local network. In March 1999, the FCC issued rules allowing competitors to install any equipment that is "used" or "useful" for interconnection, even if some equipment has other functions. In August 2001, the FCC issued its order in response to a March 2000 appellate court reversal and remand of the FCC's March 1999 interconnection rules. In its August 2001 order, the FCC required that incumbent local exchange companies, such as our wireline subsidiaries, allow competitors to collocate only equipment that has the primary purpose of interconnecting or accessing local lines. The order also required incumbents to allow competitors to cross-connect with other collocated carriers. In August 2001, we, along with BellSouth, filed a petition for review of this order with the United States Court of Appeals for the District of Columbia (D.C. Court of Appeals) on the grounds that the order exceeds the FCC's jurisdiction and authority. The effect of any future decision on our results of operations and financial position cannot be determined at this time; however, if the August 2001 FCC order stands as written, we do not expect it to have a material effect on our financial position or results of operations.

         Interconnection - Pricing In July 2000, the Eighth Circuit Court of Appeals (8th Circuit) struck down FCC rules governing the rates incumbent local exchange carriers, such as our wireline subsidiaries, charge competitors for interconnection and for leasing portions of the incumbents' telephone networks. The decision rejected FCC pricing rules that required incumbents to charge competitors rates based on hypothetical costs and held that prices should instead be based on actual (but not necessarily historical) costs incurred by carriers to provide interconnection or access to unbundled network elements. In addition, the decision rejected FCC rules governing the amount incumbents must discount services purchased by competitors for resale to end users, holding that the discount should be based on actual, not hypothetical, avoided costs of the incumbents. The 8th Circuit remanded the pricing issues back to the FCC. The 8th Circuit also reaffirmed its prior conclusion that incumbents cannot be required to create new combinations of unbundled network elements for competitors, nor to provide competitors better quality interconnection or access to unbundled network elements than the incumbents provide to themselves. In October 2001, the United States Supreme Court (Supreme Court) heard an appeal of certain portions of the 8th Circuit's ruling, including its invalidation of the FCC's pricing rules and its rule governing new combinations of network elements. A Supreme Court decision is expected during the first half of 2002. Until the Supreme Court issues its decision on the appeal issues, the FCC rules continue in effect. The effect of the future Supreme Court decision, which may include remand of this issue back to the FCC, on our financial position or results of operations cannot currently be determined.

         Unbundled Network Elements/Line Sharing In November 1999, the FCC ordered that incumbent local exchange carriers must continue leasing certain parts of their telephone network to competitors at a discount, as well as revised rules that expand the definitions of certain unbundled network elements (UNE). However, the order limited discounted access to switches serving customers with four or more lines under certain conditions. In addition, the FCC declined to regulate mandatory leasing of high-speed Internet and data equipment. In a separate order, the FCC ordered incumbents to share telephone lines with DSL competitors (DSL line sharing order).

Several parties petitioned the FCC for reconsideration of various aspects of the UNE and DSL line sharing orders. In addition, other parties appealed the UNE and DSL line sharing orders to the D.C. Court of Appeals. Several parties also requested that the FCC require our wireline subsidiaries and other incumbents to provide and support line sharing on a UNE platform as well as make DSL a UNE product.

In December 2001, the FCC began evaluating its unbundling rules, seeking to fashion a more targeted approach to unbundling. The FCC plans to consider whether existing UNEs should be changed and whether transition plans are appropriate prior to a change in existing UNE obligations. After considering data, the FCC is expected to issue a series of decisions on unbundling obligations beginning in mid-2002. The effect of this review on our results of operations and financial position cannot be determined at this time; however, we do not expect it to be materially adverse.

         National Performance Measures In November 2001, the FCC released notices of proposed rulemaking (NPRMs) regarding the creation of national performance measures and standards for evaluating incumbent local exchange carriers, such as our wireline subsidiaries, performance in the provisioning of UNEs and interstate special access services to competitive local carriers. The FCC offered for comment performance measures and standards that apply to special access services and to facilities that the competitive carriers acquire from incumbents for use in entering the local services market. The FCC has stated it will also consider the imposition of enforcement measures in the event any adopted standards are not met. The effects of these NPRMs on our results of operations and financial position cannot be determined at this time.

         Advanced Services In December 2001, the FCC began examining the appropriate rules for the provision of domestic broadband services by incumbent local carriers or their affiliates. This examination was triggered in part by our petition requesting that the FCC classify our separate affiliates offering DSL and other advanced services as nondominant providers and thus relieve us from dominant-carrier regulation of these services. In its review, the FCC plans to consider broadband services offered over cable, satellite and wireless platforms in addition to traditional wireline offerings. The effect of this review on our results of operations and financial position cannot be determined at this time.

         Reciprocal Compensation is billed to our wireline subsidiaries by competitors for the termination of certain local exchange traffic to competitors' customers. In February 1999, the FCC declared that Internet traffic is not local traffic, but instead is primarily interstate, subject to interstate jurisdiction. However, the FCC found that existing federal law did not address to what extent, if any, compensation should be paid to competitors that deliver Internet traffic to Internet service providers and initiated a proceeding to establish such rules. In March 2000, the D.C. Court of Appeals vacated the FCC's February 1999 holding that Internet traffic is interstate and remanded the holding to the FCC for a more reasoned explanation of that conclusion. In April 2001, the FCC issued an order and further notice of proposed rulemaking (FNPRM) addressing that remand. In its FNPRM, the FCC launched a broad examination of all forms of inter-carrier compensation as well as proposed to eliminate all reciprocal compensation when the transitional mechanism expires.

Additionally, in its April 2001 order, the FCC ruled that calls to Internet service providers are interstate access and not subject to reciprocal compensation. However, instead of immediately eliminating all compensation, the FCC established a transitional compensation mechanism for exchange of this traffic. Under this mechanism, the per-minute-of-use fee was capped at 0.15 cents during the first six months following the order and declines to 0.07 cents after two years. In addition, the FCC capped the growth of Internet minutes for which carriers may seek compensation. The FCC transition plan is optional for incumbent local exchange carriers and in order to opt into the plan, incumbents must offer to exchange local and wireless traffic at the same compensation rate as Internet traffic. To date, none of our wireline subsidiaries have opted into the transition plan.

Appeals of reciprocal compensation decisions currently are pending before the Supreme Court, the United States Court of Appeals for the Sixth Circuit (6th Circuit) and U.S. District Courts in Texas, Indiana, Ohio, Wisconsin and California. We have fully accrued expenses for amounts sought by competitors for the termination of Internet traffic to Internet service providers.

         Pricing Flexibility In March 2001, the FCC granted our request to (1) offer volume and term discounts under contract for some access services in certain markets and (2) remove special access and dedicated transport services from price cap regulation in certain additional market areas. The market areas covered by this decision include Chicago, Los Angeles and Dallas. We expect this decision to have an immaterial favorable effect on our results of operations and financial position.

         Coalition for Affordable Local and Long Distance Service (CALLS) In September 2001, the United States Court of Appeals for the Fifth Circuit (5th Circuit) ruled on appeal of the FCC's May 2000 CALLS order restructuring federal price cap regulation. Although the 5th Circuit upheld the CALLS order in most key respects, it reversed and remanded to the FCC two specific aspects of the order.

  The 5th Circuit held that the FCC failed to sufficiently justify an incremental $650 in universal service funding and remanded to the FCC for further explanation of the amount; and
  held that the FCC failed to show a rational basis for how it derived the 6.5% transitional mechanism, i.e., the productivity factor used to reduce access rates until a targeted average rate is achieved, and remanded to the FCC for an explanation of how the percentage was derived.

The current universal service fund amount and transitional mechanism will remain in effect pending FCC response. The effect of any future FCC order on our results of operations and financial position cannot be determined at this time.

         Ameritech Merger In association with its approval of the October 1999 Ameritech merger, the FCC set specific performance and reporting requirements and enforcement provisions that mandate approximately $2.0 billion in potential payments through June 2004 if certain goals are not met. Associated with these conditions, we incurred approximately $94 and $355 in 2001 and 2000 in additional expenses, including payments for failing to meet certain performance measurements, specifically, the "Opening Local Markets to Competition" condition. At December 31, 2001, $1.9 billion in remaining potential payments could be triggered if the "Out-of-Region Competition" and "Opening Local Markets to Competition" conditions discussed below are not met. The following briefly summarizes all the major conditions:

  Out-of-Region Competition In accordance with this condition, we will offer local exchange services in 30 new markets across the country. We are required by the FCC to enter these 30 markets as a provider of local services to business and residential customers by April 2002. Failure to meet the FCC condition requirement could result in a payment of up to $40 for each market. Entrance into these new markets did not have a material effect on our results of operations or financial position.

  As of December 31, 2001 we had introduced service in 22 new markets (Boston, Fort Lauderdale, Miami, New York, Seattle, Atlanta, Denver, Minneapolis, Philadelphia, Phoenix, Baltimore, Bergen-Passaic, Middlesex, Nassau, Newark, Orlando, Salt Lake City, Tampa, Washington D.C., West Palm Beach, Louisville and Charlotte), and plan to enter at least eight more by April 2002. In March of 2001, we scaled back our service offerings in these areas in response to certain economic environment and regulatory factors, while still fulfilling our FCC merger condition requirements.

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

  Improving Residential Service We will offer residential customers a plan with no minimum monthly long distance fees for at least three years after entering the long distance business in that state. In addition, we offer a low-income Lifeline Universal Service plan to low-income residential customers in each state in our 13-state area.

  Promoting Advanced Services We established separate subsidiaries to provide advanced services, such as DSL, in order that the subsidiaries be exempt from a Telecom Act provision requiring them to make the services available for resale to competitors. These subsidiaries are required to use the same processes for the ordering and provisioning of our wireline services as competitors, pay an equivalent price for facilities and services and locate at least 10% of their DSL service facilities in low-income areas. See “Data/Broadband” under “Expected Growth Areas” above for further discussion of Project Pronto.

  In January 2001, the D.C. Court of Appeals struck down the FCC merger condition that granted our separate affiliates an exemption from the Telecom Act requirement to offer retail DSL transport and other retail advanced services for resale at a discount. Although the merger condition allows us to partially integrate the affiliates into our telephone companies under such circumstances, we are continuing to maintain the advanced services affiliates as separate companies. We believe this is in the best interest of our customers although we continue to evaluate our operations and customer needs. We do not expect, at this time, that this issue will have a material effect on our results of operations or financial position.

The effects of the FCC decisions on the above topics are dependent on many factors including, but not limited to, the ultimate resolution of the pending appeals; the number and nature of competitors requesting interconnection, unbundling or resale; and the results of the state regulatory commissions’ review and handling of related matters within their jurisdictions. Accordingly, we are not able to assess the total potential impact of the FCC orders and proposed rulemakings.

State Regulation The following summarizes state regulation in the 13 states in which our wireline subsidiaries operated at December 31, 2001:

State	Alternative Regulation [1]	Number of Signed Wireline Interconnection Agreements [2]	Long Distance Application Status
Arkansas	Yes	122	Long distance service provided effective November 2001
California	Yes, review pending	237	Decision expected in 2002 [3]
Connecticut	Yes	65	Long distance service provided
Illinois	Yes, pending state approval	139	Decision expected in 2002 [3]
Indiana	Yes, through 12/2003	131	Filing planned in 2002 [4]
Kansas	Yes	123	Long distance service provided effective March 2001
Michigan	Yes	95	Decision expected in 2002 [3]
Missouri	Yes	126	Long distance service provided effective December 2001
Nevada	Yes	75	Decision expected in 2002 [3]
Ohio	Yes, through 1/2003	133	Decision expected in 2002 [3]
Oklahoma	Yes	105	Long distance service provided effective March 2001
Texas	Yes	342	Long distance service provided
Wisconsin	Yes	96	Filing planned in 2002 [4]
Notes:
[1]	Alternative regulation is other than rate of return regulation.
[2]	Interconnection agreements are signed with competitors for the purpose of allowing them to exchange local calls with the incumbent telephone company and, at their option, to resell services and obtain unbundled network elements.
[3]	Awaiting determination by state commissions on our compliance with the 14-point competitive checklist. FCC approval is required subsequent to state determination.
[4]	Will require approval by the state commission and the FCC.

The following summarizes certain regulatory developments:

         Illinois Merger Settlement In December 2001, we entered into an agreement to end the cost-sharing provision of the ICC Ameritech merger order. The annual cost-sharing provision required our Illinois wireline subsidiary to track and report merger-related costs and savings and share 50% of those savings with end-users and carriers. Under terms of the agreement, which is pending ICC approval, we will provide a one-time credit to end-users and carriers of approximately $197 during 2002 in exchange for elimination of any future sharing obligations as well as the requirement to track and report merger costs and savings. The credits were fully accrued at December 31, 2001.

         Illinois Legislation The Illinois legislature passed a four-year law, effective June 30, 2001, imposing new requirements on Illinois telecommunications companies, including our Illinois wireline subsidiary. The law (1) requires all local telephone companies to provide wireless phones or cash payments to customers who wait more than five days to get local service repaired or installed, (2) increases the dollar amount the ICC is authorized to levy in fines against companies that violate ICC orders, (3) requires our subsidiary to offer fixed-rate service plans that will result in savings for the average residential customer and (4) requires our subsidiary to offer advanced broadband telecommunications services to at least 80% of its Illinois customers by 2005. Additionally, the law contains numerous provisions affecting competitive access to our wireline network, most notably a requirement that we offer for resale new combinations of unbundled network elements. This issue regarding new combinations is also pending before the Supreme Court and the Supreme Court's decision will likely affect implementation of these unbundling provisions.

Most of the provisions of this legislation will require the ICC to issue specific regulations, prior to implementation, in order to integrate the new legislation with existing alternative regulation laws. This legislation may require us to incur additional expenses to restructure our telecommunications network, which may or may not improve the efficiency of the network, and to improve installation and repair service quality. We are likely to experience a decrease in revenues due to the potentially lower total revenue from average customers generated under fixed-rate service plans as well as due to new rules regarding competitors' access to our network, including the impact of any required new combinations of unbundled network elements offered for resale. The extent of any decrease will depend, among other factors, on the monthly rates that the ICC ultimately authorizes for our service plans and the resulting number of access lines lost to competitors as well as on future ICC and Supreme Court rulings regarding competitive access. As we cannot predict how the ICC will implement the provisions of this legislation, or the effect of the pending Supreme Court case, the legislation's effect on our future results of operations and financial position is not determinable at this time; however, it is not expected to be material. We are prepared to challenge various provisions of this law depending on ICC interpretation of those provisions.

This legislation increased pre-tax income approximately $68 in 2001, consisting of revenue increases due to the legislation resolving issues pending before the ICC partially offset by refunds and implementation expenses.

         Michigan Legislation In July 2000, the Michigan legislature eliminated the monthly intrastate end-user common line (EUCL) charge and implemented price caps for certain telecommunications services. In July 2000, we eliminated the EUCL charge and filed suit in federal court challenging the constitutionality of the legislation. In September 2000, temporary stays of the price cap provision and the EUCL charge elimination were issued. In July 2001, the 6th Circuit ruled that we had demonstrated a substantial likelihood of ultimately showing that the price cap and the EUCL charge elimination were unconstitutional and stayed both provisions pending completion of the litigation. We reinstated the EUCL charge in October 2000, and increased prices for our basic local services in April 2001, both of which are subject to refund if the legislation is upheld. In July 2001, both the State of Michigan and MCI WorldCom, Inc. filed petitions for re-hearing of the 6th Circuit decision. In October 2001, the 6th Circuit decided to delay its decision on the petitions for re-hearing until the Supreme Court rules on the 8th Circuit appeal discussed above in "Interconnection."

The law also authorized an expansion of local calling areas so that many short toll calls could be reclassified as local calls and 2001 revenues declined approximately $5 ($27 annualized) associated with the expansion of local calling areas.

         California Proceedings In September 2001, the California Public Utilities Commission (CPUC) ruled that our California wireline subsidiary must pay approximately $26 for alleged overly aggressive and deceptive marketing practices related to packages of enhanced services such as Caller ID and call forwarding. We believe these allegations are unwarranted and could hinder our ability to inform consumers about the products and services we offer. The CPUC ruling also ordered us to reduce the commission we pay our customer service employees and prescribes acceptable marketing practices; however, in October 2001, the CPUC agreed to reconsider the provision relating to incentive compensation. We believe this decision is unlawful on a number of grounds and have filed legal challenges to the decision.

CPUC rules allow for an audit of a utility's books every three years. The audit of our California wireline subsidiary began in April 2000, and a report is expected during the first quarter of 2002. The CPUC will consider the results of the audit as it conducts its triennial review of our regulatory framework during 2002 and 2003. It is uncertain at this time what effect the report or changes to our regulatory framework might have on our future results of operations and financial position.

         Ohio Service Quality Audit In January 2002, the Public Utilities Commission of Ohio (PUCO) issued a supplemental order adopting many of the recommendations made by an outside consultant that audited our Ohio wireline subsidiary's service quality and marketing practices. The audit covered the period from August 1999 through May 2001. The PUCO ordered us to improve service quality compliance, provide retroactive customer credits in accordance with the original order, and pay the State of Ohio approximately $9, with additional payments possible based on assessment of our past and future service quality compliance. The PUCO also ordered us to deploy advanced services in certain areas of Ohio and provide a temporary discount on certain wholesale services provided to competing carriers. We began providing the customer credits in October 2001. We do not expect the order to have a material effect on our results of operations or financial position.

Competition
Competition continues to increase for telecommunications and information services. Recent changes in legislation and regulation have increased the opportunities for alternative communications service providers. Technological advances have expanded the types and uses of services and products available. As a result, we face increasing competition as well as new opportunities in significant portions of our business. The following discusses recent regulatory events affecting wireline competition.

Wireline
Our wireline subsidiaries expect increased competitive pressure in 2002 and beyond from multiple providers in various markets, including facilities-based local competitors, interexchange carriers and resellers. Substitution of wireless and Internet for traditional local service lines also continues to increase. At this time, we are unable to assess the effect of competition on the industry as a whole, or financially on us, but we expect both losses of market share in local service and gains resulting from new business initiatives, vertical services and new long distance service areas.

State legislative and regulatory developments over the last several years allow increased competition for local exchange services. Companies wishing to provide competitive local service have filed numerous applications with each of the state commissions throughout our 13-state area, and the commission of each state has been approving these applications since late 1995. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries' networks and exchange local calls must enter into interconnection agreements with us. These agreements are then subject to approval by the appropriate state commission. We have reached over 1,700 wireline interconnection agreements with competitive local service providers, and most have been approved by the relevant state commission. In addition, other competitors are reselling our local exchange services, and as of December 31, 2001, we had approximately 1.2 million access lines (approximately 2.0% of our total access lines) supporting services of resale competitors throughout our 13-state area, primarily in Texas, California and Illinois.

The CPUC authorized facilities-based local services competition in California effective January 1996 and resale competition effective March 1996. In November 1998, the CPUC issued a decision authorizing our subsidiary to recover local competition implementation costs and we recovered approximately $44 via a customer surcharge during 2001 and expect to recover approximately $44 in 2002.

The ICC approved Advantage Illinois in 1994, providing a framework for regulating our Illinois wireline subsidiary by capping prices for noncompetitive services. In this order, the ICC approved a price cap on the monthly line charge for residential customers and residential calling rates within local calling areas for an initial five-year period that ended in October 1999. In January 2000 the ICC initiated a review of Advantage Illinois with respect to its effectiveness and whether any modifications are necessary. We expect the ICC to complete this review in mid-2002. The price cap on residential rates will remain in effect until the review is completed.

The Indiana Court of Appeals reversed a portion of the 1997 Indiana Utility Regulatory Commission (IURC) order in October 1999, which had directed Ameritech to reduce rates for basic residential and business services and remanded the rate issue to the IURC. In March 2001, we and the IURC settled the outstanding issues under the 1997 order, including tightened service standards, thus extending alternative regulation in Indiana through December 2003. This agreement is not expected to have a material effect on our results of operations or financial position.

In Connecticut, the Connecticut Department of Public Utility Control (CDPUC) approved a five-year alternative regulation plan for SNET in 1996. In May 2001, the CDPUC issued a decision extending our alternative regulation plan indefinitely and the monitoring period until 2004. In its decision, the CDPUC rejected our request for authority to adjust local residential service rates annually based on the rate of inflation. Additionally, in March 2001, the CDPUC granted our request to close our Connecticut cable television business and we did so in June 2001.

Wireless
Cingular, our wireless joint venture with BellSouth, began operations in October 2000. Cingular serves approximately 21.6 million customers, is the second-largest wireless provider in the U.S., and has approximately 219 million potential customers in 41 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

Cingular targets futher geographic expansion through possible spectrum exchanges and auctions. During 2001, Cingular agreed to share infrastructure with VoiceStream. VoiceStream is sharing infrastructure in New York City, St. Louis and Detroit, and Cingular is sharing infrastructure in Los Angeles and San Francisco. Additionally, in January 2002, Cingular announced the formation of a joint venture with AT&T Wireless. See “Wireless” under “Expected Growth Areas” above for further discussion.

Cingular also invested in Salmon PCS (Salmon), a participant in a December 2000/January 2001 FCC auction of wireless spectrum licenses, including licenses held by wireless companies that had previously filed for bankruptcy protection before completing payment. Salmon was the highest bidder on 79 licenses; 45 of those licenses were awarded to Salmon and 34 licenses remain subject to legal and regulatory challenges and possible legislative inquiry. It is unclear how a resolution of these proceedings will affect Cingular. To date, Cingular has provided Salmon equity of approximately $192 and secured loans of approximately $475, including interest. If all the licenses are awarded, it is estimated Cingular would be required to provide Salmon approximately $1.7 billion.

Cingular faces substantial competition in all aspects of its business as competition continues to increase in the wireless communications industry. Cingular competes for customers based principally on service offerings, price, call quality, coverage area and customer service. Cingular's competitors are principally large providers of cellular, PCS and other wireless communications services, but Cingular also competes with smaller companies, as well as dispatch mobile telephone companies, resellers and wireline service providers. Moreover, Cingular may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed in the future. See discussion of EDGE technology in “Wireless” under “Expected Growth Areas” above.

Directory
Our directory subsidiaries face competition from over 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct mail providers, as well as from directories offered over the Internet.

Accounting Policies and Standards

Significant Policies Because of the size of the financial statement elements they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others:
  How we depreciate assets, including use of composite group depreciation and estimates of useful lives, are described in Notes 1 and 6. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2001.
  Our recording of revenue is described in Note 1, and the associated estimate of bad debts is based on analysis of history and future expectations. As discussed in Results of Operations, the impacts of companies that went out of business and customers with a higher credit risk due to the adverse U.S. economy were reflected in our results through a significant increase in both bad debt expense and allowance for uncollectible accounts in 2001.
  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. The most significant of these is the return on assets assumption of 9.5% on nearly $40 billion of pension and other post-retirement assets (for the year 2001). This assumption reflects our current view of long-term returns. The increase from 8.5% in 2000 reflects our actual long-term results exceeding previous assumptions; our assumption for 2002 is unchanged. For each of the three years ended 2001, our actual 10-year return on investments exceeded 10%, including the effect of the negative returns in 2001. Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates to retiree health care costs. We did not reduce our medical trend rate as originally anticipated in response to actual claim results during 2001.
  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 10. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final Internal Revenue Service review of our tax returns.
  Our use of estimates to accrue probable liabilities is noted in Note 1, and significant individual accruals are discussed within the affected area. Included in these items are those that are normalized as described in Note 5 and in the "Overview" section of our Results of Operations discussion.
  Our policy on valuation of intangible assets is described in Note 1. In addition, for cost investments, we evaluate whether mark-to-market declines are temporary and reflected in other comprehensive income, or other-than-temporary and recorded as an expense in the income statement; this evaluation is based on the length of time and the severity of decline in the investment's value. Significant asset and investment valuation adjustments we have made are discussed in Notes 2, 3 and 5.

New Accounting Standards On January 1, 2002, we were required to adopt Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. FAS 141 also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill. Adoption of FAS 142 means that we will stop amortizing goodwill. At least annually, we will test the remaining book value for impairment using a new two-step test, which is described below. After initial adoption of the statements, any future impairments will be recorded in operating expenses.

For the fourth quarter of 2001, we reviewed the carrying values and lives of our intangible assets, including approximately $3,200 of goodwill, using the criteria of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121), which was the current accounting rule for impairment of goodwill. Our review indicated that the estimated future undiscounted cash flows were sufficient to recover the related carrying values, so no impairment was recorded.

Under FAS 142, we will also stop amortizing goodwill recorded on our equity investments. However, we will continue to test this embedded goodwill for impairment under accounting rules for equity investments, which are based on comparisons between fair value and carrying value. In addition, we will adjust the equity in net income of affiliates line item to reflect the impact of adopting these new accounting standards on the operations of our equity investments.

Cingular has determined that the FCC wireless licenses they own have an indefinite useful life because cash flows are expected to continue, and historical practice has shown that Cingular has been able to renew the licenses at each expiration period. Under FAS 142, Cingular will not amortize these wireless licenses until Cingular determines that the licenses have a finite life. Cingular is currently performing the required impairment tests under FAS 142. Cingular held approximately $7,190 of wireless licenses as of December 31, 2001, and has determined that no impairment exists under FAS 121 as of that date.

Our existing and embedded goodwill amortization and our share of Cingular's license amortization was approximately $380 net of tax, or $0.11 per share in 2001. Amortization for these items will not occur in 2002, thus increasing our net income in 2002. Our international holdings are still reviewing the impact of FAS 141 and 142 on their own operations and these reviews will also impact us. Our current estimate of the impact on us of our international holdings ceasing amortization of goodwill is between $45 and $65 net of tax. This amount will also increase our net income in 2002.

During 2002, we will perform the first step of the required FAS 142 impairment tests as of January 1, 2002. This first step requires us to compare the carrying value of any reporting unit that has goodwill to the estimated fair value of the reporting unit. A reporting unit is one of our operating segments or a discrete component of that segment. If the current fair value is less than the carrying value, then we will perform the second step of the impairment test. This second step requires us to measure the excess of the recorded goodwill over the current value of the goodwill, and to record any excess as an impairment.

We have determined that the fair value of our investment in Sterling is less than the carrying value, and are performing the second step of the impairment test. Although we have not yet completed the impairment testing, we expect the impairment to be between $1,500 and $1,900, before taxes. We plan to complete the impairment tests on our direct investments in the first quarter of 2002. We do not expect that all of our international holdings will have completed their own impairment tests by that time. Any impairment resulting from the initial application of the statements will be recorded as a cumulative effect of accounting change as of January 1, 2002, and will reduce our net income in 2002.

On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded on the balance sheet at fair value. Our adoption did not have a significant effect on our financial position or results of operations.

Liquidity and Capital Resources

We had $703 in cash and cash equivalents available at December 31, 2001. Commercial paper borrowings as of December 31, 2001 totaled $6,039. We have lines of credit with several banks totaling $3,700, all of which may be used to support commercial paper borrowings. We had no borrowings outstanding under these lines of credit as of December 31, 2001.

Cash from Operating Activities
During 2001, 2000 and 1999, our primary source of funds continued to be cash generated from operations, as shown in the consolidated statements of cash flows. Net cash provided by operating activities exceeded our construction and capital expenditures during 2001, 2000 and 1999; this excess is referred to as free cash flow, a supplemental measure of liquidity. We generated free cash flow of $3,616, $942 and $6,370 in 2001, 2000 and 1999.

During 2001, we received $495 in cash in addition to SpectraSite stock in exchange for leasing 2,665 communication towers to SpectraSite. In November 2001, we amended our agreement. We agreed to reduce the maximum number of towers to be leased from 3,900 to 3,600, and to extend the schedule for closing on towers until the first quarter of 2004. As consideration for those modifications, we received $35.

In the first quarter of 2001, we received approximately $783 related to the sale of our investment in diAx to TDC. Approximately $565 was recorded as a dividend, due to the nature of our investment in TDC, and was included in undistributed earnings from investments in equity affiliates.

Cash from Investing Activities
To provide high-quality communications services to our customers we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

Our capital expenditures totaled $11,189, $13,124 and $10,304 for 2001, 2000 and 1999. Capital expenditures in the wireline segment, which represented the majority of our total capital expenditures, decreased by 8.5% in 2001 compared to 2000, primarily due to the slowdown of the deployment of our national broadband network. The wireline segment capital expenditures increased by 37.8% in 2000 compared to 1999, primarily attributed to the expansion of our local exchange service into new markets, DSL, digital and broadband network upgrades and regulatory commitments.

In 2002, management expects total capital spending to be between $9,200 and $9,700. We expect these expenditures to relate primarily to our wireline subsidiaries' networks, our broadband initiative, DSL, and support systems for our long distance service.

We received $1,371 from Cingular in 2001 for payment on notes receivable. In 2001, our cash receipts from dispositions exceeded cash expended on acquisitions. In 2000 and 1999, cash expended on acquisitions exceeded receipts from dispositions (see Note 3).

Cash from Financing Activities
Dividends declared by the Board of Directors of SBC were $1.025 per share in 2001, $1.015 per share in 2000 and $0.975 per share in 1999. These per share amounts do not include dividends declared and paid by Ameritech prior to its 1999 merger. The total dividends paid by SBC and Ameritech were $3,448 in 2001, $3,443 in 2000 and $3,312 in 1999. SBC's dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities.

In November 2001, our Board of Directors authorized the repurchase of up to 100 million shares of SBC common stock. This is in addition to the January 2000 authorization to repurchase 100 million shares. In 2001, we spent $2,068 on these stock repurchases. As of January 31, 2002, we have repurchased a total of approximately 99 million shares of the 200 million that are authorized. We have also entered into a series of put options on SBC stock with institutional counterparties. We have a maximum potential obligation to purchase 9,000,000 shares of our common stock at a weighted average exercise price of $37.45 per share (see Note 14).

In February 2002, we issued approximately $1,000 of 10-year, 5.875%, global notes. We also issued $2,000 of five-year, 5.75%, global notes and $1,250 of 10-year, 6.25%, global notes in April and March, of 2001. In addition to these global notes, we issued two, variable interest rate, one-year notes, each for $500 in March 2001; $500 of 7.00% notes due 2041; and privately sold $1,000 of 20-year annual Puttable Reset Securities (PURS) in June 2001. For additional information on these debt issuances see Note 8.

During the third quarter of 2001, we redeemed approximately $665 of multiple bonds with maturities up to 40 years and interest rates ranging from 4.4% to 6.9%. We also redeemed approximately $615 of multiple bonds with maturities up to 40 years and interest rates ranging from 5.8% to 8.5% during the second quarter of 2001. In March 2001, we paid the principal amount of each of the DECS, as adjusted by the exchange rate specified in the DECS, in the form of cash that was received from the settlement of our note receivable with characteristics similar to the DECS. For additional information on these debt redemptions see Note 8.

During 2001, we redeemed prior to maturity the $1,000 of the TOPrS. The TOPrS had an original maturity of 30 years and were included on the balance sheet as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts (see Note 9).

In May 2000, we issued $1,000 in notes through private placement. These notes matured in May 2001. In April 2000, we issued notes for $1,015 that also matured in May 2001.

In December 1999, we called approximately $31 of debt issued by our capital financing subsidiaries that was scheduled to mature in December 2004. The net income effect of retiring this debt did not materially impact our financial statements. During 1999, subsequent to the completion of the acquisitions of Comcast and CCPR, we retired $1,415 of Comcast's and CCPR's long-term debt with no effect on net income. In May 1999, we issued $750 of unsecured 6.25% Eurodollar notes, due May 2009, through our capital financing subsidiaries.

We expect to fund ongoing capital expenditures, the repurchase of stock and merger initiative expenses with cash provided by operations and incremental borrowings.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year), TOPrS (in 2000), and shareowners' equity. Our capital structure does not include debt issued by our International equity investees or Cingular. Total capital increased $1,232 in 2001 and $8,850 in 2000. The 2001 increase was less than the 2000 increase because of lower net income, the redemption of the TOPrS and the repurchase of common shares through our stock repurchase programs. Our debt ratio was 44.6%, 45.2% and 42.9% at December 31, 2001, 2000 and 1999. The debt ratio is affected by the same factors that affect total capital.

Current accounting standards require us to disclose our material obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not material. We disclose our contractual long-term debt repayment obligations in Note 8 and our operating lease payments in Note 6. In the ordinary course of business we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented policies and procedures. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity. Our capital costs are directly linked to financial and business risks. We seek to manage the potential negative effects from market volatility and market risk. The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, we will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on shareowner value.

Quantitative Information About Market Risk

Interest Rate Sensitivity The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 8 and 9. Following are our interest rate derivatives subject to interest rate risk as of December 31, 2001. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value represents the amount we would receive if we exited the contracts as of December 31, 2001.

Maturity
2002	2003	2004	2005	2006	After 2006	Total	Fair Value 12/31/01
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable Notional Amount	-	-	-	-	$500	$75	$575	$5
Variable Rate Payable [1]	2.7%	4.8%	6.2%	6.7%	6.8%	6.2%
Weighted Average Fixed Rate Receivable	5.7%	5.7%	5.7%	5.7%	5.7%	5.4%
Receive Variable/Pay Fixed Notional Amount	$5	-	-	-	-	-	$5	$-
Fixed Rate Payable	8.2%	-	-	-	-	-
Weighted Average Variable Rate Receivable [2]	2.6%	-	-	-	-	-
Lease Obligations
Variable Rate Leases [3]	-	-	$81	-	-	-	$81	$81
Average Interest Rate [3]	3.8%	5.5%	6.1%	-	-	-

[1]	Interest payable based on Three Month London Interbank Offer Rate (LIBOR) plus or minus a spread.
[2]	Interest receivable based on Three Month Commercial Paper Index published by Federal Reserve.
[3]	Average interest rate as of December 31, 2001 based on current and implied forward rates for One Month LIBOR plus 30 basis points. The lease obligations require interest payments only until maturity.

The fair value of our interest rate swap contracts was $4 at December 31, 2000. In 2001, we entered into $500 in variable interest rate swap contracts. Of the $995 in variable rate contracts held at December 31, 2000, $920 were canceled during 2001 with no premium or penalty. We also held $25 in fixed interest rate swap contracts at December 31, 2000, of which $20 matured in 2001. In January 2002, we entered into $500 in variable interest rate swap contracts.

Qualitative Information About Market Risk

Foreign Exchange Risk From time to time we make investments in businesses in foreign countries, are paid dividends, receive proceeds from sales or borrow funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, we often will enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts. We do not speculate in foreign exchange markets.

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

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties. We claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:

  Adverse economic changes in the markets served by SBC or in countries in which SBC has significant investments.
  Changes in available technology and the effects of such changes including product substitutions and deployment costs.
  The final outcome of FCC proceedings, including rulemakings, and judicial review, if any, of such proceedings, including issues relating to jurisdiction.
  The final outcome of state regulatory proceedings in SBC’s 13-state area, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, unbundled network elements and resale rates, SBC’s broadband initiative known as Project Pronto, service standards and reciprocal compensation.
  Enactment of additional state, federal and/or foreign regulatory laws and regulations pertaining to our subsidiaries and foreign investments.
  The timing of entry and the extent of competition in the local and intraLATA toll markets in SBC’s 13-state area and our entry into the in-region long distance market.
  The impact of the Ameritech transaction, including performance with respect to regulatory requirements, and merger integration efforts.
  The timing, extent and cost of deployment of Project Pronto, its effect on the carrying value of the existing wireline network and the level of consumer demand for offered services.
  The impact of the wireless joint venture with BellSouth, known as Cingular, including marketing and product-development efforts, access to additional spectrum, technological advancements and financial capacity.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially impact our future earnings.

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

Randall Stephenson
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Shareowners SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
San Antonio, Texas
February 8, 2002

SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
2001	2000	1999
Operating Revenues
Landline local service	$22,754	$22,029	$19,432
Wireless subscriber	155	4,945	5,851
Network access	10,459	10,422	10,094
Long distance service	3,008	3,133	3,447
Directory advertising	4,518	4,439	4,266
Other	5,014	6,406	6,441
Total operating revenues	45,908	51,374	49,531
Operating Expenses
Operations and support	25,943	30,883	29,380
Depreciation and amortization	9,077	9,748	8,553
Total operating expenses	35,020	40,631	37,933
Operating Income	10,888	10,743	11,598
Other Income (Expense)
Interest expense	(1,599)	(1,592)	(1,430)
Interest income	682	279	127
Equity in net income of affiliates	1,595	897	912
Other income (expense) - net	(209)	2,561	(354)
Total other income (expense)	469	2,145	(745)
Income Before Income Taxes	11,357	12,888	10,853
Income taxes	4,097	4,921	4,280
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	7,260	7,967	6,573
Extraordinary items, net of tax	(18)	-	1,379
Cumulative effect of accounting change, net of tax	-	-	207
Net Income	$7,242	$7,967	$8,159

Earnings Per Common Share:
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	$2.16	$2.35	$1.93
Net Income	$2.15	$2.35	$2.39

Earnings Per Common Share-Assuming Dilution:
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	$2.14	$2.32	$1.90
Net Income	$2.13	$2.32	$2.36

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
December 31,
2001	2000
Assets
Current Assets
Cash and cash equivalents	$703	$643
Accounts receivable - net of allowances for uncollectibles of $1,254 and $1,016	9,376	10,144
Prepaid expenses	932	550
Deferred income taxes	713	671
Other current assets	856	1,640
Total current assets	12,580	13,648
Property, Plant and Equipment - Net	49,827	47,195
Goodwill - Net of Accumulated Amortization of $461 and $227	3,577	3,719
Investments in Equity Affiliates	11,967	12,378
Notes Receivable From Cingular Wireless	5,924	9,568
Other Assets	12,447	12,143
Total Assets	$96,322	$98,651

Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year	$9,033	$10,470
Accounts payable and accrued liabilities	11,459	15,432
Accrued taxes	2,598	3,592
Dividends payable	858	863
Total current liabilities	23,948	30,357
Long-Term Debt	17,133	15,492
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	8,578	6,806
Postemployment benefit obligation	9,839	9,767
Unamortized investment tax credits	274	318
Other noncurrent liabilities	4,059	4,448
Total deferred credits and other noncurrent liabilities	22,750	21,339
Corporation-Obligated Mandatorily Redeemable Preferred Securities Of Subsidiary Trusts#	-	1,000
Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)	-	-
Common shares ($1 par value, 7,000,000,000 authorized: issued 3,433,124,836 at December 31, 2001 and 2000)	3,433	3,433
Capital in excess of par value	11,992	12,125
Retained earnings	22,138	18,341
Guaranteed obligations of employee stock ownership plans (ESOP)	-	(21)
Deferred compensation - leveraged ESOP (LESOP)	-	(37)
Treasury shares (78,908,896 at December 31, 2001 and 46,416,071 at December 31, 2000, at cost)	(3,482)	(2,071)
Accumulated other comprehensive income	(1,590)	(1,307)
Total shareowners' equity	32,491	30,463
Total Liabilities and Shareowners' Equity	$96,322	$98,651

# The trusts contain assets of $1,030 in principal amount of the Subordinated Debentures of Pacific Telesis Group.
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
2001	2000	1999
Operating Activities
Net Income	$7,242	$7,967	$8,159
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,077	9,748	8,553
Undistributed earnings from investments in equity affiliates	(755)	(521)	(471)
Provision for uncollectible accounts	1,384	885	1,136
Amortization of investment tax credits	(44)	(71)	(85)
Deferred income tax expense	2,117	1,164	1,061
Gain on sales of investments	(498)	(2,902)	(335)
Extraordinary items, net of tax	18	-	(1,379)
Cumulative effect of accounting change, net of tax	-	-	(207)
Changes in operating assets and liabilities:
Accounts receivable	(672)	(1,892)	(731)
Other current assets	(61)	(446)	335
Accounts payable and accrued liabilities	(2,364)	1,405	2,054
Other - net	(639)	(1,271)	(1,416)
Total adjustments	7,563	6,099	8,515
Net Cash Provided by Operating Activities	14,805	14,066	16,674

Investing Activities
Construction and capital expenditures	(11,189)	(13,124)	(10,304)
Investments in affiliates	1,482	139	(45)
Purchase of short-term investments	-	(539)	(26)
Proceeds from short-term investments	510	-	31
Dispositions	1,254	4,476	4,867
Acquisitions	(445)	(5,121)	(5,198)
Other	1	(1)	2
Net Cash Used in Investing Activities	(8,387)	(14,170)	(10,673)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(1,424)	5,169	(787)
Issuance of long-term debt	5,723	1,087	738
Repayment of long-term debt	(4,025)	(1,128)	(2,301)
Early extinguishment of debt and related call premiums	-	-	(31)
Early extinguishment of corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts	(1,000)	-	-
Issuance of common shares	-	-	313
Purchase of treasury shares	(2,068)	(2,255)	(1,169)
Issuance of treasury shares	323	732	318
Redemption of preferred shares of subsidiaries	(470)	-	-
Issuance of preferred shares of subsidiaries	-	-	103
Dividends paid	(3,456)	(3,418)	(3,287)
Other	39	65	(2)
Net Cash Provided by (Used in) Financing Activities	(6,358)	252	(6,105)
Net increase (decrease) in cash and cash equivalents	60	148	(104)
Cash and cash equivalents beginning of year	643	495	599
Cash and Cash Equivalents End of Year	$703	$643	$495

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Shareowners' Equity
Dollars and shares in millions except per share amounts
2001	2000	1999
Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	3,433	$3,433	3,433	$3,433	3,434	$3,434
Purchase of shares	-	-	-	-	(8)	(8)
Issuance of shares	-	-	-	-	7	7
Balance at end of year	3,433	$3,433	3,433	$3,433	3,433	$3,433

Capital in Excess of Par Value
Balance at beginning of year	$12,125	$12,453	$12,439
Purchase of shares	-	-	(398)
Issuance of shares	(281)	(678)	215
Other	148	350	197
Balance at end of year	$11,992	$12,125	$12,453

Retained Earnings
Balance at beginning of year	$18,341	$13,798	$8,948
Net income ($2.15, $2.35 and $2.39 per share)	7,242	7,967	8,159
Dividends to shareowners ($1.025, $1.015 and $0.975 per share)	(3,448)	(3,443)	(3,312)
Other	3	19	3
Balance at end of year	$22,138	$18,341	$13,798

Guaranteed Obligations of ESOP
Balance at beginning of year	$(21)	$(106)	$(261)
Reduction of debt associated with ESOP	21	85	155
Balance at end of year	$-	$(21)	$(106)

Deferred Compensation - LESOP
Balance at beginning of year	$(37)	$(73)	$(82)
Cost of LESOP trust shares allocated to employees	37	36	9
Balance at end of year	$-	$(37)	$(73)

Treasury Shares
Balance at beginning of year	(46)	$(2,071)	(38)	$(1,717)	(28)	$(882)
Purchase of shares	(47)	(2,068)	(49)	(2,255)	(23)	(1,169)
Issuance of shares	14	657	41	1,901	13	334
Balance at end of year	(79)	$(3,482)	(46)	$(2,071)	(38)	$(1,717)

Accumulated Other Comprehensive Income, net of tax
Balance at beginning of year	$(1,307)	$(1,062)	$(822)
Foreign currency translation adjustment, net of taxes of $(172), $(234) and $290	(320)	(435)	(336)
Reclassification adjustment to net income for cumulative translation adjustment on securities sold	-	329	-
Unrealized gains (losses) on available-for-sale securities, net of taxes of $(35), $(22) and $61	(65)	(40)	113
Less reclassification adjustment for net (gains) losses included in net income	5	(99)	(17)
Less reclassification adjustment for loss included in deferred revenue	97	-	-
Other comprehensive income (loss)	(283)	(245)	(240)
Balance at end of year	$(1,590)	$(1,307)	$(1,062)

Total Comprehensive Income
Net income	$7,242	$7,967	$8,159
Other comprehensive income (loss) per above	(283)	(245)	(240)
Total Comprehensive Income	$6,959	$7,722	$7,919

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1. Summary of Significant Accounting Policies

Basis of Presentation - Throughout this document, SBC Communications Inc. is referred to as “we” or “SBC”. The consolidated financial statements include the accounts of SBC and its majority-owned subsidiaries. The statements reflect the merger of one of our subsidiaries with Ameritech Corporation (Ameritech) as a pooling of interests (see Note 2). Our subsidiaries and affiliates operate in the communications services industry both domestically and worldwide providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures, including Cingular Wireless (Cingular) and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Earnings from certain foreign investments accounted for using the equity method are included for periods ended within up to three months of our year end (see Note 7).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimations of probable losses and expenses. Actual results could differ from those estimates. Certain amounts in prior-period financial statements have been reclassified to conform to the current year’s presentation.

Income Taxes - Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets which gave rise to the credits.

Cash Equivalents - Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value.

Deferred Charges - Directory advertising costs are deferred until the directory is published and advertising revenues related to these costs are recognized.

Revenue Recognition - In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101), which we adopted effective January 1, 2000. SAB 101 addresses, among other items, when revenue relating to nonrefundable, up front fees should be recognized. Upon adoption, we performed a detailed analysis of our activation fees and recorded deferred revenues and associated expenses accordingly. These deferred amounts will be recognized over the average customer life of five years. Expenses, though exceeding revenue, were only deferred to the extent of revenue. Accordingly, these adjustments had no significant effect on operating or net income.

Certain revenues derived from local telephone and wireless services are billed monthly in advance and are recognized the following month when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and wireless airtime usage, are recognized monthly as services are provided.

Cumulative Effect of Accounting Change - Ameritech, prior to January 1, 1999, recognized revenues and expenses related to publishing directories using the “amortization” method, under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective January 1, 1999, for Ameritech, the accounting was changed to the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published. The change in methodology was made because the issue basis method is generally followed in the publishing industry, including by our other directory subsidiaries, and better reflects the operating activity of the business.

The cumulative after-tax effect of applying the changes in method to prior years was recognized as of January 1, 1999, as a one-time, noncash gain of $207, or $0.06 per share, net of deferred taxes of $125. Had the current method been applied during prior periods, income before extraordinary items and cumulative effect of accounting change would not have been materially affected.

Property, Plant and Equipment - Property, plant and equipment is stated at cost. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives. Most of our plant is depreciated using composite group depreciation methodology; accordingly, when a portion of our depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Software Costs - It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are included in Property, Plant and Equipment and are amortized over three years.

Intangible Assets - Intangible assets consist primarily of goodwill and customer lists. These assets are amortized using the straight-line method over periods generally ranging from three to forty years. Management periodically reviews the carrying value and lives of all intangible assets based on expected future cash flows.

On January 1, 2002, we were required to adopt Statement of Financial Accounting Standards No. 141, “Business Combinations” (FAS 141) and Statement No. 142, “Goodwill and Other Intangible Assets” (FAS 142). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. FAS 141 also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill. Adoption of FAS 142 means that we will stop amortizing goodwill. At least annually, we will test the remaining book value for impairment using a new two-step test, which is described below. After initial adoption of the statements, any future impairments will be recorded in operating expenses.

For the fourth quarter of 2001, we reviewed the carrying values and lives of our intangible assets, including approximately $3,200 of goodwill, using the criteria of Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (FAS 121), which was the current accounting rule for impairment of goodwill. Our review indicated that the estimated future undiscounted cash flows were sufficient to recover the related carrying values, so no impairment was recorded.

Under FAS 142, we will also stop amortizing goodwill recorded on our equity investments. However, we will continue to test this embedded goodwill for impairment under accounting rules for equity investments, which are based on comparisons between fair value and carrying value. In addition, we will adjust the equity in net income of affiliates line item to reflect the impact of adopting these new accounting standards on the operations of our equity investments.

Cingular has determined that the FCC wireless licenses they own have an indefinite useful life because cash flows are expected to continue, and historical practice has shown that Cingular has been able to renew the licenses at each expiration period. Under FAS 142, Cingular will not amortize these wireless licenses until Cingular determines that the licenses have a finite life. Cingular is currently performing the required impairment tests under FAS 142. Cingular held approximately $7,190 of wireless licenses as of December 31, 2001, and has also determined that no impairment exists under FAS 121 as of that date.

Our existing and embedded goodwill amortization and our share of Cingular’s license amortization was approximately $380 net of tax, or $0.11 per share in 2001. Amortization for these items will not occur in 2002, thus increasing our net income in 2002. Our international holdings are still reviewing the impact of FAS 141 and 142 on their own operations and these reviews will also impact us. Our current estimate of the impact on us of our international holdings ceasing amortization of goodwill is between $45 and $65 net of tax. This amount will also increase our net income in 2002.

During 2002, we will perform the first step of the required FAS 142 impairment tests as of January 1, 2002. This first step requires us to compare the carrying value of any reporting unit that has goodwill to the estimated fair value of the reporting unit. A reporting unit is one of our operating segments or a discrete component of that segment. If the current fair value is less than the carrying value, then we will perform the second step of the impairment test. This second step requires us to measure the excess of the recorded goodwill over the current value of the goodwill, and to record any excess as an impairment.

We have determined that the fair value of our investment in Sterling is less than the carrying value, and are performing the second step of the impairment test. Although we have not yet completed the impairment testing, we expect the impairment to be between $1,500 and $1,900, before taxes. We plan to complete the impairment tests on our direct investments in the first quarter of 2002. We do not expect that all of our international holdings will have completed their own impairment tests by that time. Any impairment resulting from the initial application of the statements will be recorded as a cumulative effect of accounting change as of January 1, 2002, and will reduce our net income in 2002.

Advertising Costs - Costs for advertising products and services or corporate image are expensed as incurred.

Foreign Currency Translation - Our foreign investees generally report their earnings in their own local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying consolidated balance sheets (other components of other comprehensive income are immaterial). Our share of their revenues and expenses are translated using average rates for the year. Other transaction gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

Derivative Financial Instruments - Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133), requires all derivatives to be recorded on the balance sheet at fair value, and requires changes in the fair value of the derivatives to be recorded in net income or other comprehensive income. We adopted FAS 133 on January 1, 2001, as a one-time, noncash cumulative effect of accounting change. However, because of our minimal use of derivatives, the adoption of this standard did not have a significant effect on our financial position or results of operations.

We do not invest in derivatives for trading purposes. From time to time, as part of our risk-management strategy, we use derivative financial instruments, including interest rate swaps, to hedge exposures to interest rate risk on debt obligations, and foreign currency forward-exchange contracts to hedge exposures to changes in foreign currency rates for transactions related to foreign investments. Derivative contracts are entered into for hedging of firm commitments only. Interest rate swap settlements are recognized as adjustments to interest expense in the consolidated statements of income when paid or received. Foreign currency forward-exchange contracts are set up to coincide with firm commitments. Gains and losses are deferred until the underlying transaction being hedged occurs and then are recognized as part of that transaction (see Note 9).

Note 2. Completion of Mergers

In October 1999, SBC and Ameritech completed the merger of an SBC subsidiary with Ameritech in a transaction in which each share of Ameritech common stock was exchanged for 1.316 shares of SBC common stock (equivalent to approximately 1,446 million shares). Ameritech became a wholly owned subsidiary effective with the merger, and the transaction has been accounted for as a pooling of interests and a tax-free reorganization. Financial statements for prior periods have been restated to include the accounts of Ameritech. Transaction costs related to the merger were $77 ($48 net of tax). Of this total, $25 ($16 net of tax) was included in expenses in 1999.

Post-Merger Initiatives

Upon completion of the merger, we reviewed operations throughout the merged company. Based on these merger integration reviews, we made certain strategic decisions, integrated certain operations and consolidated some administrative and support functions resulting in one-time charges. The following table summarizes the charges recorded in 1999 for the merger-related reviews and decisions:

One-time charges	Pre-tax	After-tax
Reorganization	$582	$379
Impairments/asset valuation	690	472
Wireless conversion	220	143
Regulatory and legal	164	102
Merger approval	31	19
Other items and estimates of other obligations	79	342
Total one-time charges	$1,766	$1,457

One-time charges incurred in the third and fourth quarter of 1999 totaled $1,766 ($1,457 net of tax). These charges included various regulatory and legal issues, merger approval and other related costs of $274 ($174 net of tax). In addition, these charges included costs related to strategic decisions reached by the review teams of $1,492 ($1,283 net of tax) in 1999. At December 31, 2001 and 2000, anticipated remaining cash expenditures related to the accruals for the Ameritech merger decisions totaled $14 and $147. Remaining accruals for anticipated cash expenditures for decisions related to the 1998 pooling of interests with Southern New England Telecommunications Corp. (SNET) and decisions related to the 1997 pooling of interests with Pacific Telesis Group (PAC) were $0 at December 31, 2001 and approximately $11 at December 31, 2000.

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

We recognized net charges of approximately $582 ($379 net of tax) during the fourth quarter of 1999 in connection with these initiatives. The charges were comprised mainly of postemployment benefits, primarily related to severance, and costs associated with closing duplicate operations, primarily contract cancellations. Other charges, arising out of the mergers related to relocation, retraining and other effects of consolidating certain operations, are being recognized in the periods those charges are incurred. The fourth-quarter 1999 charge is net of $45 ($29 net of tax) of reversals of accruals made in connection with the SNET and PAC mergers that were related to plans now superseded by the subsequent reorganization plan.

Impairments/Asset Valuation - As a result of our merger integration plans and strategic review of domestic operations and organizational alignments, we reviewed the carrying values of the long-lived assets in the third and fourth quarter of 1999. These reviews included estimating remaining useful lives and cash flows and identifying assets to be abandoned. Where this review indicated impairment, fair market values, including, in some cases, discounted cash flows as an estimate of fair value related to those assets, were analyzed to determine the amount of the impairment. As a result of these reviews, we wrote off certain assets and recognized impairments to the value of other assets with a combined charge of $690 ($472 net of tax) in the third and fourth quarter of 1999.

The 1999 adjustments include an impairment of $300 ($224 net of tax) related to SecurityLink. This impairment adjustment, taken as a reduction in goodwill of $300, reflected a reduction of the investment to fair market value based upon the value of comparable businesses. In connection with this adjustment, we shortened the estimated life of the remaining goodwill on the security business from 40 to 15 years. In January 2001, we sold SecurityLink. In connection with the sale, we took an additional charge of $614 ($454 net of tax) in 2000 (see Note 3).

Also in 1999, we performed a review of the allowance for doubtful accounts at the Ameritech subsidiaries and recognized a charge of $212 ($135 net of tax). This charge resulted from adjusting Ameritech’s estimation methods to the method we use. Other 1999 adjustments consisted primarily of valuation adjustments on certain analog switching equipment at Ameritech and certain cost investments.

Wireless Conversion - In December 1999, Ameritech notified its wireless customers that the current wireless network platform (Code Division Multiple Access or CDMA) would be converted to our network platform (Time Division Multiple Access or TDMA). As part of the conversion, we sold the CDMA network assets and leased them back over the conversion period. A charge of $220 ($143 net of tax) was recognized in the fourth quarter of 1999 to recognize the loss on the sale and leaseback, and to replace the customers’ CDMA handsets.

Other Items and Estimates of Other Obligations - We performed reviews of Ameritech’s accounting operations and applied consistent accounting techniques between the merging companies. As a result, we recognized charges in 1999 related to the impact of several regulatory and legal rulings of $164 ($102 net of tax). Also in 1999, we incurred a charge of $31 ($19 net of tax) for Ameritech merger approval costs. In 1999 charges for deferred taxes on Ameritech’s international investments of $289, net charges related to the routine deferral of certain costs and revenues by Ameritech of $62 ($40 net of tax), and other miscellaneous items of $17 ($13 net of tax) were recognized.

Note 3. Acquisitions, Dispositions, and Valuation and Other Adjustments

Acquisitions - In November 2001, we acquired the shares of Prodigy Communications Corporation (Prodigy) that we did not already own through a cash tender offer followed by a merger of a subsidiary into Prodigy. We paid approximately $470 and assumed debt of $105. This transaction resulted in approximately $589 in goodwill, which was not amortized in 2001. The majority of the shares we bought in the cash tender offer were from persons or entities affiliated with Teléfonos de México, S.A. de C.V. (Telmex), of which we own approximately 8.1%. In the fourth quarter of 2000, in connection with a change to our agreements with Prodigy, we recognized a charge of approximately $143 ($89 net of tax). Approximately $110 of the charge was recorded in equity in net income of affiliates reflecting previously unrecognized equity losses from our investment in Prodigy.

In August 2000, we acquired wireless properties in Washington and Texas from GTE Corporation for approximately $1,349. These properties were included in the contribution to Cingular (see Note 7).

In March 2000, we acquired Sterling, a provider of electronic business integration solutions, in an all-cash tender offer valued at approximately $3,576. The assets acquired include certain intangible assets such as developed technology, trade name, assembled work force, customer relationships and goodwill, which were assigned amortization lives of between 3 and 20 years. We expensed the acquired in-process research and development of approximately $132 in March 2000. In accordance with FAS 142, we have determined that the fair value of our investment in Sterling is less than the carrying value at January 1, 2002. Although we have not yet completed the impairment testing, we expect the impairment to goodwill to be between $1,500 and $1,900, which we will record as a cumulative effect of accounting change in the first quarter of 2002.

In July 1999, we acquired wireless properties in Pennsylvania, Delaware, New Jersey and Illinois from Comcast Corporation for approximately $677 in cash and $1,400 in assumed debt. These properties were included in the contribution to Cingular (see Note 7).

In June 1999, we acquired 20% of Bell Canada, a subsidiary of BCE Inc., a publicly traded Canadian communications company, for approximately $3,447.

These acquisitions were accounted for under the purchase method of accounting. The purchase prices in excess of the underlying fair value of identifiable net assets acquired were assigned amortization lives not to exceed 40 years. However, beginning in 2002, this goodwill amount will not be amortized and goodwill will be tested annually for impairment (see Note 1). Results of operations of the properties acquired have been included in the consolidated financial statements from their respective dates of acquisition.

Dispositions - In November 2001, we sold the assets of Ameritech New Media, a cable television operation, for approximately $205, resulting in a pre-tax loss of $61. In the first quarter of 2001, in anticipation of the disposal of these cable operations and in accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” we evaluated these operations for impairment. We estimated that the future undiscounted cash flows of these operations were insufficient to recover their related carrying values. The impairment was measured by comparing the book value to fair value of the assets as indicated by prevailing market prices. The resulting adjustment of approximately $316 ($205 net of tax) to reduce the book value of these assets, primarily writing down property, plant and equipment, was recorded in the first quarter of 2001 as a charge to operating expenses.

In January 2001, we sold SecurityLink, our electronic security services operations, for approximately $479. As a result of the pending sale, as well as a general decline in the market value of companies in the security industry, we reviewed the carrying value of our investment in SecurityLink at December 31, 2000. This review included estimating remaining useful lives and cash flows. As this review indicated impairment, fair market values, including in some cases discounted cash flows as an estimate of fair value related to those assets, were analyzed to determine the amount of the impairment. Those fair market values also were compared to market values of comparable publicly traded companies. As a result of this review, we recognized impairments to the carrying value of SecurityLink of approximately $614 ($454 net of tax) in the fourth quarter of 2000. Approximately $430 of that charge was a write-off of goodwill.

Due to our wireless property contribution to Cingular in October 2000, we were required to sell our overlapping properties, which included selected wireless properties in Louisiana and Indiana. This resulted in a pre-tax gain of $357 (see Note 7).

In August 2000, we sold our interest and TDC A/S (TDC) (formerly known as TeleDanmark A/S), an equity investee, also sold its interest in Netcom GSM, a wireless telecommunications provider in Norway, which resulted in a direct and indirect pre-tax gain of approximately $546. In August 2000, we also sold our interest in MATÁV, a Hungarian telecommunications company, to Deutsche Telekom, our partner in the investment, for approximately $2,199, resulting in a pre-tax gain of approximately $1,153.

In October 1999, we completed the required disposition, as a condition of the merger with Ameritech, of 20 Midwestern cellular properties consisting of the competing cellular licenses in several markets, including, but not limited to, Chicago, Illinois, and St. Louis, Missouri. We recognized an extraordinary gain from these sales of approximately $1,379, or $0.40 per share.

Valuation Adjustments - In January 2002, we purchased from América Móvil S.A. de C.V. (América Móvil) its approximately 50% of Cellular Communications of Puerto Rico (CCPR) for cash and a note redeemable for our investment in Telecom Américas Ltd. (Telecom Américas). This represents a forward sale of our interest in Telecom Américas. In connection with this transaction, we reviewed the values at which we would carry CCPR and our interest in Telecom Américas and recognized a charge of $390 ($262 net of tax) for the reduction of our direct and indirect book values to the value indicated by the transaction. The charges were recorded in both other income (expense) – net ($341) and equity in net income of affiliates ($49).

We have cost investments in Williams Communications Group Inc. (Williams) and alternative providers of digital subscriber line (DSL) services accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115). We periodically review the investments to determine whether an investment’s decline in value is other than temporary. If so, the cost basis of the investment is written down to fair value, which is the new cost basis.

In the third quarter of 2001, we recognized an other than temporary decline of $162 ($97 net of tax) in the value of shares we received as payment of future rents on land and wireless towers and related equipment. We have determined that the other than temporary decline in the value of these marketable securities should reduce the overstatement of deferred revenue for these payments that were recorded when the marketable securities were originally received. Future rent revenues will also be reduced.

In the second quarter of 2001, we concluded that the continued depressed market values for certain of our investments, as well as difficulties experienced by many similar companies, indicated the decline in value of our investments was other than temporary. As a result of these reviews, we recognized a combined charge of $401 ($261 net of tax) in the second quarter of 2001 in other income (expense) - net primarily related to our investment in Williams.

In the fourth quarter of 2000, we concluded that the precipitous decline of the market values of the alternative providers of DSL, as well as difficulties experienced by many companies in that industry, indicated the decline in value of our investments was other than temporary. As a result of these reviews, we recognized a combined charge of $214 ($134 net of tax) in the fourth quarter of 2000 in other income (expense) - net.

Comprehensive Review of Operations - During the fourth quarter of 2001, we performed a comprehensive review of operations that resulted in decisions to reduce our work force, terminate certain real estate leases and shut down certain operations. The charges related to those decisions, which we recorded as expense in 2001 are as follows:

  Work force reduction charges Our review of staffing needs led to decisions to reduce our number of management and nonmanagement employees. We recorded a charge of approximately $377 ($244 net of tax), related to severance costs under our existing plans and an enhanced retirement benefit for certain nonmanagement employees (see Note 11).
  Lease termination charges As part of a review of real estate needs for our adjusted work force, all company-leased facilities were evaluated for probability of future usefulness. For each lease having no substantive future use or benefit to us, an accrual was made which represented either the buyout provisions of the lease, a negotiated lease termination or future required payments under the lease, net of anticipated sublease rentals. We recorded a charge of approximately $138 ($90 net of tax) in relation to these leases.
  Asset impairments and other charges A review of certain nonstrategic operations indicated the need, in some cases, for either impairment or shutdown. We recorded asset impairment and shutdown costs and other charges of approximately $104 ($91 net of tax) for operations including exiting operations at InQuent Technologies Inc., the parent company of Webhosting.com.

Note 4. Earnings Per Share

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary items and cumulative effect of accounting change for the years ended December 31, 2001, 2000 and 1999 are shown in the table below:

Year Ended December 31,	2001	2000	1999
Numerators
Numerator for basic earnings per share: Income before extraordinary items and cumulative effect of accounting change	$7,260	$7,967	$6,573
Dilutive potential common shares: Other stock-based compensation	6	6	4
Numerator for diluted earnings per share	$7,266	$7,973	$6,577

Denominators
Denominator for basic earnings per share: Weighted average number of common shares outstanding (000,000)	3,366	3,392	3,409
Dilutive potential common shares (000,000): Stock options	21	33	42
Other stock-based compensation	9	8	7
Denominator for diluted earnings per share	3,396	3,433	3,458

Basic earnings per share
Income before extraordinary items and cumulative effect of accounting change	$2.16	$2.35	$1.93
Extraordinary items	(0.01)	-	0.40
Cumulative effect of accounting change	-	-	0.06
Net income	$2.15	$2.35	$2.39

Diluted earnings per share
Income before extraordinary items and cumulative effect of accounting change	$2.14	$2.32	$1.90
Extraordinary items	(0.01)	-	0.40
Cumulative effect of accounting change	-	-	0.06
Net income	$2.13	$2.32	$2.36

Note 5. Segment Information

Our segments are strategic business units that offer different products and services and are managed accordingly. We evaluate performance based on income before income taxes adjusted for normalizing (e.g., one-time) items that we describe below. For internal management reporting purposes, we exclude (i.e., normalize) these items from our results and analyze them separately. We have five reportable segments that reflect the current management of our business: (1) wireline; (2) wireless; (3) directory; (4) international; and (5) other.

In the second quarter of 2001, we moved the results of the SBC Services unit from the other segment to the wireline segment because the SBC Services unit now primarily supports the wireline segment. We have restated all prior period information for this change, and this had no effect on our consolidated results.

The wireline segment provides landline telecommunications services, including local, network access, long distance services, messaging, Internet services, and sells customer premise and private business exchange equipment.

Prior to the fourth quarter of 2000, the wireless segment included our consolidated businesses that provided wireless telecommunications services and sold wireless equipment. In October 2000, we contributed substantially all of our wireless businesses to Cingular and began reporting results from Cingular’s operations as equity in net income of affiliates in the Consolidated Financial Statements. However, for internal management reporting purposes, we analyze Cingular’s results using proportional consolidation and therefore will discuss Cingular’s results on that basis for segment reporting.

The directory segment includes all directory operations, including Yellow and White Pages advertising and electronic publishing. All investments with primarily international operations are included in the international segment. The other segment includes all corporate operations and Ameritech’s paging, cable television and SecurityLink operations. SecurityLink was sold in January 2001, and we sold Ameritech New Media, Ameritech’s cable television operations, in November 2001.

Normalized results for 2001 exclude the following items:

  Pension settlement gains of $1,097 ($688 net of tax) related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program.
  Combined charges of $401 ($261 net of tax) primarily related to valuation adjustments of Williams as well as certain other cost investments accounted for under FAS 115. The charges resulted from an evaluation that the decline was other than temporary.
  Reduction of a valuation allowance of $120 ($78 net of tax) on a note receivable related to the sale of SecurityLink. The note was collected in July 2001.
  Combined charges of $316 ($205 net of tax) related to impairment of our cable operations.
  A charge of $390 ($262 net of tax) indicated by a transaction pending as of December 31, 2001 to reduce the direct and indirect book value of our investment in Telecom Américas.
  A charge of $197 (with no tax effect) for costs related to TDC’s decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of the goodwill we allocated to Talkline.
  A charge of $197 ($128 net of tax) representing a proposed settlement agreement with the Illinois Commerce Commission (ICC) related to a provision of the Ameritech merger. The amount represents an estimate of all future savings to be shared with our Illinois customers.
  Combined charges of $619 ($425 net of tax) associated with our comprehensive review of operations in the fourth quarter of 2001, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 3).

Normalized results for 2000 exclude the following items:

  Gains of $1,886 ($1,248 net of tax) related to the sale of direct and indirect investments in MATÁV and Netcom GSM, two international equity affiliates, and from the contribution of our investment in ATL - Algar Telecom Leste S.A. (ATL), a Brazilian telecommunications company, to Telecom Américas.
  Gains of $238 ($155 net of tax) on the sale of Telmex L shares associated with our private purchase of a note receivable with characteristics that essentially offset future mark-to-market adjustments on the Debt Exchangeable for Common Stock (DECS).
  Pension settlement gains of $512 ($328 net of tax) associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 12).
  Costs of $1,205 ($800 net of tax) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech.
  A charge of $132 (with no tax effect) related to in-process research and development from the March 2000 acquisition of Sterling (see Note 3).
  Combined charges of $971 ($677 net of tax) related to valuation adjustments of SecurityLink and certain cost investments accounted for under FAS 115, and the restructure of agreements with Prodigy, including the extension of a credit facility and recognition of previously unrecognized equity losses from our investment (see Note 3).
  Gains of $357 ($99 net of tax) primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular.

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
  A reduction of $44 ($27 net of tax) related to a portion of a first-quarter 1998 charge to cover the cost of consolidating security monitoring centers and company-owned wireless retail stores.

In the tables below, the Wireline, Wireless, Directory, International and Other columns represent the results of each such operating segment. The Elim. column reflects intercompany transactions that are eliminated upon consolidation and the elimination of 60% of our intercompany transactions with Cingular. The Cingular de-consolidation column removes the proportionally consolidated results of Cingular (reflected in the wireless segment) and includes these results in the equity in net income of affiliates line item.

Segment results, including a reconciliation to SBC consolidated results, for 2001, 2000 and 1999 are as follows:
At December 31, 2001 or for the year ended
Wireline	Wireless	Directory	International	Other	Elim.	Normalized Results	Cingular De-consolidation	Normalizing Adjustments	As Reported
Revenues from external customers	$40,657	$8,647	$4,382	$152	$535	$(72)	$54,301	$(8,393)	$-	$45,908
Intersegment revenues	30	-	86	33	54	(203)	-	-	-	-
Total operating revenues	40,687	8,647	4,468	185	589	(275)	54,301	(8,393)	-	45,908
Operations and support expenses	24,041	5,957	1,898	238	151	(275)	32,010	(5,714)	(353)	25,943
Depreciation and amortization expenses	8,381	1,232	36	3	207	-	9,859	(1,170)	388	9,077
Total operating expenses	32,422	7,189	1,934	241	358	(275)	41,869	(6,884)	35	35,020
Operating income	8,265	1,458	2,534	(56)	231	-	12,432	(1,509)	(35)	10,888
Interest expense	1,205	538	-	49	883	(917)	1,758	(159)	-	1,599
Interest income	29	25	4	(15)	1,248	(917)	374	308	-	682
Equity in net income of affiliates	-	(11)	-	800	14	-	803	1,038	(246)	1,595
Other income (expense) - net	2	8	5	384	15	-	414	(1)	(622)	(209)
Income before income taxes	7,091	942	2,543	1,064	625	-	12,265	(5)	(903)	11,357

Segment assets	70,879	14,231	2,764	9,454	57,257	(44,748)	N/A	(13,515)	N/A	96,322
Investment in equity method investees	120	1,314	21	8,196	3,441	-	N/A	(1,125)	N/A	11,967
Expenditures for additions to long-lived assets	11,032	40	24	-	93	-	N/A	-	N/A	11,189

At December 31, 2000 or for the year ended
Wireline	Wireless	Directory	International	Other	Elim.	Normalized Results	Cingular De-consolidation	Normalizing Adjustments	As Reported
Revenues from external customers	$39,707	$7,941	$4,251	$320	$1,014	$(22)	$53,211	$(1,814)	$(23)	$51,374
Intersegment revenues	184	1	89	8	86	(368)	-	-	-	-
Total operating revenues	39,891	7,942	4,340	328	1,100	(390)	53,211	(1,814)	(23)	51,374
Operations and support expenses	23,472	5,348	2,008	458	571	(390)	31,467	(1,339)	755	30,883
Depreciation and amortization expenses	7,867	1,083	32	17	352	-	9,351	(253)	650	9,748
Total operating expenses	31,339	6,431	2,040	475	923	(390)	40,818	(1,592)	1,405	40,631
Operating income	8,552	1,511	2,300	(147)	177	-	12,393	(222)	(1,428)	10,743
Interest expense	1,298	424	4	174	895	(1,157)	1,638	(46)	-	1,592
Interest income	37	1	55	17	1,234	(1,157)	187	92	-	279
Equity in net income of affiliates	(12)	12	-	862	(1)	-	861	72	(36)	897
Other income (expense) - net	47	(121)	10	372	90	-	398	14	2,149	2,561
Income before income taxes	7,326	979	2,361	930	605	-	12,201	2	685	12,888

Segment assets	65,948	14,478	2,808	12,282	57,567	(42,230)	N/A	(12,202)	N/A	98,651
Investment in equity method investees	(5)	232	20	9,394	2,777	-	N/A	(40)	N/A	12,378
Expenditures for additions to long-lived assets	12,093	856	35	-	140	-	N/A	-	N/A	13,124

At December 31, 1999 or for the year ended
Wireline	Wireless	Directory	International	Other	Elim.	Normalized Results	Cingular De-consolidation	Normalizing Adjustments	As Reported
Revenues from external customers	$37,050	$6,624	$4,045	$242	$1,041	$-	$49,002	$-	$529	$49,531
Intersegment revenues	322	1	81	13	97	(514)	-	-	-	-
Total operating revenues	37,372	6,625	4,126	255	1,138	(514)	49,002	-	529	49,531
Operations and support expenses	21,422	4,464	2,081	249	639	(514)	28,341	-	1,039	29,380
Depreciation and amortization expenses	6,828	918	33	17	342	-	8,138	-	415	8,553
Total operating expenses	28,250	5,382	2,114	266	981	(514)	36,479	-	1,454	37,933
Operating income	9,122	1,243	2,012	(11)	157	-	12,523	-	(925)	11,598
Interest expense	1,188	226	9	235	701	(941)	1,418	-	12	1,430
Interest income	55	24	6	23	960	(941)	127	-	-	127
Equity in net income of affiliates	(2)	42	-	739	2	-	781	-	131	912
Other income (expense) - net	61	(200)	2	186	(381)	-	(332)	-	(22)	(354)
Income before income taxes	8,048	883	2,011	702	37	-	11,681	-	(828)	10,853

Segment assets	53,763	11,559	2,422	12,613	44,699	(41,841)	N/A	-	N/A	83,215
Investment in equity method investees	31	216	48	10,372	(19)	-	N/A	-	N/A	10,648
Expenditures for additions to long-lived assets	8,781	988	52	1	482	-	N/A	-	N/A	10,304

Geographic Information

Our investments outside of the United States are primarily accounted for under the equity method of accounting, and accordingly, we do not include in our operating revenues and expenses, the revenues and expenses of our individual investees. Therefore, less than 1% of total operating revenues for all years presented are from outside the United States.

Long-lived assets consist primarily of net property, plant and equipment; net goodwill; and the book value of our equity investments, and are shown in the table below:

December 31,	2001	2000
United States	$57,174	$53,885
Canada	3,429	3,593
Denmark	1,959	3,024
Belgium	876	861
Mexico	725	738
France	478	406
South Africa	415	596
Other foreign countries	314	189
Total	$65,370	$63,292

Note 6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows at December 31:

Lives (years)	2001	2000
Land	-	$601	$592
Buildings	35-45	10,645	9,864
Central office equipment	3-10	52,164	47,094
Cable, wiring and conduit	10-50	49,008	47,143
Other equipment	5-15	10,277	10,529
Software	3	2,044	1,438
Under construction	-	2,785	3,093
	127,524	119,753
Accumulated depreciation and amortization	77,697	72,558
Property, plant and equipment - net	$49,827	$47,195

Our depreciation expense was $8,596, $8,480 and $8,175 for 2001, 2000 and 1999.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases for 2001, 2000 and 1999 were $799, $755 and $707. At December 31, 2001, the future minimum rental payments under noncancelable operating leases for the years 2002 through 2006 were $361, $306, $301, $215 and $161 with $574 due thereafter. Capital leases are not significant.

Note 7. Equity Investments

Investments in equity affiliates are accounted for under the equity method of accounting. Our equity investments include Cingular and various international investments.

The following table is a reconciliation of our investments in equity affiliates:

2001	2000	1999
Beginning of year	$12,378	$10,648	$7,412
Additional investments	184	783	3,702
Cingular contributions	506	2,688	-
Equity in net income	1,595	897	912
Dividends received	(840)	(376)	(445)
Currency translation adjustments	(528)	(849)	(707)
Dispositions and other adjustments	(1,328)	(1,413)	(226)
End of year	$11,967	$12,378	$10,648

The currency translation adjustment for 2001 primarily reflects the effect of exchange rate fluctuations on our investments in Bell Canada, Telkom S.A. Limited (Telkom), Telmex and América Móvil. Dispositions and other adjustments for 2001 reflect the return of capital in Cingular and the combination of diAx A.G. (diAx) with TDC.

The currency translation adjustment for 2000 primarily reflects the effect of exchange rate fluctuations on our investments in TDC, Telmex, Telkom and Bell Canada. Dispositions and other adjustments for 2000 reflect the sale of Telmex L shares, the sale of our investment in MATÁV and the contribution of ATL to Telecom Américas.

The currency translation adjustment for 1999 primarily reflects the effect of exchange rate fluctuations on our investments in TDC and Belgacom S.A. (Belgacom). Dispositions and other adjustments for 1999 reflect the sale of portions of Telmex L shares and the sale of our investment in Chile.

Undistributed earnings from equity affiliates were $2,858 and $2,140 at December 31, 2001 and 2000, including $1,109 and $80 from Cingular.

Wireless
We account for our 60% economic interest in Cingular under the equity method of accounting because we share control equally with our 40% partner. Cingular serves approximately 21.6 million customers, is the second-largest wireless operator in the United States and has approximately 219 million potential customers in 41 states, the District of Columbia, Puerto Rico and the United States Virgin Islands.

The following table presents summarized financial information for Cingular at December 31, or for the period then ended:

Income Statement	2001 (12 months)	2000 (3 months)
Operating revenues	$14,108	$3,060
Operating income	2,551	381
Net income	1,692	127
Balance Sheet
Current assets	$2,820	$2,343
Noncurrent assets	19,706	15,575
Current liabilities	3,261	3,467
Noncurrent liabilities	13,235	12,000

Prior to the fourth quarter of 2000, our wireline operations recorded network access revenue from interconnection agreements with our wireless properties. This revenue was eliminated in the consolidation process. For operations contributed to Cingular, this network access revenue is no longer eliminated, but does not have a material impact on our net income since the revenue is mostly offset when we record our share of equity income from Cingular. The incremental amount of network access revenue from Cingular, which was previously eliminated, was approximately $120 during 2001 and $37 for the fourth quarter of 2000.

Prior to the fourth quarter of 2000, our other segment recorded interest income on notes receivable with our wireless properties that was eliminated in the consolidation process. For operations contributed to Cingular, this interest income is no longer eliminated. However, this does not have a material impact on our net income because the interest income is mostly offset when we record our share of equity income in Cingular. The interest income from Cingular was approximately $555 in 2001 and $154 for the fourth quarter of 2000.

In the second quarter of 2001, we netted approximately $2,500 of payables to Cingular with our notes receivable from Cingular. In addition, based on our revised expectations of when Cingular will repay the amount owed, we reclassified the notes receivable from Cingular from current to noncurrent assets. At December 31, 2001, we had notes receivable from Cingular of $5,924 bearing interest at the rate of 7.5%.

In October 2001, Cingular announced it plans to begin upgrading its network to EDGE (Enhanced Data Rates for Global Evolution) third-generation wireless data technology. Cingular targets completion of the upgrade for early 2004 and approximates capital expenditures of 18 to 19 dollars per potential customer in the affected Cingular coverage area. We expect funding for this upgrade to be provided by Cingular.

International
Our investments in equity affiliates include a 20% interest in Bell Canada, the largest supplier of telecommunications services in Canada; an 8.1% interest in Telmex, Mexico’s national telecommunications company; an 8.0% interest in América Móvil, a wireless provider in Mexico and Latin America that was spunoff from Telmex in 2001; and a 41.6% interest in TDC, the national communications provider in Denmark.

In January 2001, TDC increased its investment in Sunrise, a Swiss landline and Internet operator; purchased a 70% stake in diAx, a Swiss mobile and landline operator; and consolidated its Swiss operations by subsequently merging diAx with Sunrise. As part of this transaction, TDC obtained our 40% interest in diAx, and we received 1,200 million Swiss francs (approximately $783) in cash and notes. Due to the nature of our investment in TDC, we accounted for the consideration received as a dividend from an equity investee.

Other international equity investments that we hold include a 17.5% interest in Belgacom, the national communications provider in Belgium; an 18% interest in Telkom, the state-owned telecommunications company of South Africa; and a 15% interest in Cegetel S.A., a joint venture providing a broad range of telecommunications offerings in France. TDC also holds a 16.5% interest in Belgacom.

The following table presents summarized financial information of our significant international investments accounted for using the equity method, taking into account all adjustments necessary to conform to GAAP but excluding our purchase adjustments, including goodwill, at December 31 or for the year then ended:

Income Statements	2001	2000	1999
Operating revenues	$44,662	$40,190	$32,776
Operating income	11,598	11,911	8,941
Net income	5,838	5,714	4,892
Balance Sheets
Current assets	$12,491	$17,092
Noncurrent assets	47,395	37,052
Current liabilities	17,495	16,490
Noncurrent liabilities	25,539	25,318

At December 31, 2001, we had goodwill, net of accumulated amortization, of approximately $4,747 related to our international investments in equity affiliates. Equity in net income of affiliates in future periods will reflect our adoption of FAS 142 (see Note 1).

Based on the December 31, 2001, quoted market price, the aggregate market value of our investment in TDC was approximately $3,168. The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2001, was approximately $1,856. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2001, was approximately $1,032. Our weighted average share of operating revenues shown above was 17% in 2001 and 2000 and 19% in 1999.

Note 8. Debt

Long-term debt of SBC and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

2001	2000
Notes and debentures
1.84% - 5.98% 2001 - 2007[1]	$5,800	$2,831
6.03% - 7.85% 2001 - 2048[2]	14,006	14,584
8.85% - 10.50% 2001 - 2016	240	556
20,046	17,971
Unamortized discount - net of premium	(170)	51
Total notes and debentures	19,876	18,022
Capitalized leases	248	84
Total long-term debt, including current maturities	20,124	18,106
Current maturities of long-term debt	(2,991)	(2,614)
Total long-term debt	$17,133	$15,492

[1]	Includes $250 of 5.95% debentures maturing in 2038 with a put option by holder in 2005.
[2]	Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006.

At December 31, 2001, the aggregate principal amounts of long-term debt and weighted average interest rate scheduled for repayment for the years 2002 through 2006 were $2,991 (4.1%), $1,330 (6.0%), $832 (6.6%), $1,112 (6.8%) and $2,840 (5.9%) with $11,189 (6.8%) due thereafter. As of December 31, 2001, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured.

Financing Activities

During 2001, approximately $3,334 in long-term notes matured. In addition to these maturities, we redeemed notes totaling approximately $1,320 and issued approximately $5,750 of new notes whose proceeds were used primarily to pay down short-term borrowings and for general corporate purposes.

In March 2001, we paid the principal amount of each of the DECS, as adjusted by the exchange rate specified in the DECS, in the form of cash, which we received from settlement of our note receivable with characteristics similar to the DECS.

In March 2001, we issued two, one-year notes for approximately $500 each, which carry variable interest rates. Each note’s interest is calculated based on the London Interbank Offer Rate (LIBOR), one recalculating monthly at the LIBOR less 1 basis point and the other recalculating quarterly at the LIBOR less 2.5 basis points.

In March 2001, we also issued approximately $1,250 of 10-year, 6.25%, global notes and in April 2001, we issued approximately $2,000 of five-year, 5.75%, global notes. The March and April 2001 global notes are redeemable at any time, in whole or in part, and under certain circumstances, at a premium.

In June 2001, we issued approximately $500 of 7.00% notes due 2041. We may redeem the notes, in whole or in part, at any time on or after June 13, 2006.

In June 2001, we also privately sold $1,000 of 20-year annual Puttable Reset Securities. The notes will bear interest at 4.25% until June 2002, at which time an investment bank has an annual option to require us to remarket or redeem the notes. If the option is exercised, the investment bank will reset the interest rate and remarket the notes for another 12-month term. If the bank does not exercise its option on that reset date, we will be required to redeem the notes at par. The notes are classified as short-term debt.

In July and August 2001, we redeemed approximately $615 of multiple bonds with maturities up to 40 years and interest rates ranging from 5.8% to 8.5%.

In October and November 2001, we redeemed approximately $665 of multiple bonds with maturities up to 40 years and interest rates ranging from 4.4% to 6.9%.

In February 2002, we issued approximately $1,000 of 10-year, 5.875%, global notes. The notes will pay interest semiannually, beginning in August 2002, and are redeemable at any time, in whole or in part, and under certain circumstances, at a premium.

Debt maturing within one year consists of the following at December 31:

2001	2000
Commercial paper	$6,039	$6,437
Current maturities of long-term debt	2,991	2,614
Other short-term debt	3	1,419
Total	$9,033	$10,470

The weighted average interest rate on commercial paper debt at December 31, 2001 and 2000 was 2.07% and 6.51%. We have lines of credit with several banks totaling $3,700, all of which may be used to support commercial paper borrowings. We had no borrowings outstanding under these lines of credit as of December 31, 2001 or 2000.

Note 9. Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows at December 31:

2001	2000
Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes and debentures	$19,876	$20,315	$18,022	$17,592
TOPrS	-	-	1,000	990
Preferred stock of subsidiaries	350	350	820	820

The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The fair value of the Trust Originated Preferred Securities (TOPrS) was estimated based on quoted market prices. The carrying amounts of preferred stock of subsidiaries and commercial paper debt approximate fair values. Our short-term investments and customer deposits are recorded at amortized cost and the carrying amounts approximate fair values. Our notes receivable from Cingular are recorded at face value and the carrying amounts approximate fair values.

TOPrS Redemption - Pacific Telesis Financing I and II (the Trusts) were formed in 1996 for the exclusive purpose of issuing preferred and common securities representing undivided beneficial interests in the Trusts and investing the proceeds from the sales of TOPrS in unsecured subordinated debt securities of PAC. Under certain circumstances, dividends on TOPrS could be deferred for up to a period of five years.

In February 2001, we redeemed prior to maturity approximately $500 of the TOPrS with an interest rate of 7.56%, and in June 2001, we redeemed the remaining $500 of the TOPrS with an interest rate of 8.50%. The TOPrS had an original maturity of 30 years and were included on the balance sheet as corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. Due to this early redemption, we recognized an extraordinary loss of $18, net of taxes of $10, during 2001.

Preferred Stock Redemptions - In April 1998, a subsidiary issued, through private placements, 3,250 shares in multiple series of stated rate auction preferred stock (STRAPS). Net proceeds from these issuances totaled $322. Dividends are cumulative from the date of issuance and accrue at varying rates, which are adjusted periodically through separate auctions on each series. In November and December of 2001, we redeemed the STRAPS at par.

In June 2001, we redeemed $60 of variable rate Series B Preferred Stock of a subsidiary that was not subject to mandatory redemption. In August 2001, we redeemed $85 of 7.04% Series A Preferred Stock of a subsidiary that was subject to mandatory redemption in 2001.

Preferred Stock Issuances by Subsidiaries - In June 1997 and December 1999, a subsidiary issued $250 and $100 of preferred stock in private placements. The holders of the preferred stock may require SBC’s subsidiary to redeem the shares after May 20, 2004. Holders receive quarterly dividends based on a rolling three-month LIBOR. The dividend rate for the December 31, 2001, payment was 3.37%.

The preferred stock of subsidiaries discussed above is included in other noncurrent liabilities on the consolidated balance sheets.

Derivatives - We use interest rate swaps to manage interest rate risk. Related gains and losses are reflected in net income when the underlying transaction being hedged occurs. The notional amounts, carrying amounts and estimated fair values of our derivative financial instruments are summarized as follows at December 31:

2001	2000
	Notional Amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
Interest rate swaps	$580	$0	$5	$1,020	$0	$$4

Note 10. Income Taxes

Significant components of our deferred tax liabilities and assets are as follows at December 31:

2001	2000
Depreciation and amortization	$6,749	$7,683
Equity in foreign affiliates	586	789
Deferred directory expenses	498	533
Other	3,777	1,794
Deferred tax liabilities	11,610	10,799
Employee benefits	1,619	2,069
Currency translation adjustments	871	698
Allowance for uncollectibles	286	205
Unamortized investment tax credits	106	122
Other	1,329	2,052
Deferred tax assets	4,211	5,146
Deferred tax assets valuation allowance	140	156
Net deferred tax liabilities	$7,539	$5,809

The decrease in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

The components of income tax expense are as follows:

2001	2000	1999
Federal:
Current	$1,803	$3,249	$2,883
Deferred - net	1,712	1,051	814
Amortization of investment tax credits	(44)	(71)	(85)
3,471	4,229	3,612
State and local:
Current	206	575	421
Deferred - net	405	113	247
Foreign	15	4	-
	626	692	668
Total	$4,097	$4,921	$4,280

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary items and cumulative effect of accounting change is as follows:

2001	2000	1999
Taxes computed at federal statutory rate	$3,975	$4,511	$3,798
Increases (decreases) in income taxes resulting from:
Amortization of investment tax credits over the life of the plant that gave rise to the credits	(28)	(46)	(55)
State and local income taxes - net of federal income tax benefit	407	450	440
Contributions of appreciated investments	(208)	-	(12)
Other - net	(49)	6	109
Total	$4,097	$4,921	$4,280

Note 11. Pension and Postretirement Benefits

Pensions - Substantially all of our employees are covered by one of various noncontributory pension and death benefit plans. Management employees participate in either cash balance or defined lump sum pension plans with a new minimum based upon a stated percentage of employees’ adjusted career income adopted in 2001. The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification. Most employees can elect to receive their pension benefits in either a lump sum payment or annuity.

Our objective in funding the plans, in combination with the standards of the Employee Retirement Income Security Act of 1974 (as amended), is to accumulate funds sufficient to meet the plans’ benefit obligations to employees upon their retirement. Contributions to the plans are made to a trust for the benefit of plan participants. Plan assets consist primarily of stocks, U.S. government and domestic corporate bonds, index funds and real estate.

Effective with the Ameritech merger, we performed a midyear valuation affecting the net pension benefit for all pension plans in 1999. Additionally, per our joint venture agreement with BellSouth, our employees that were previously leased to Cingular became Cingular employees on or before December 31, 2001, and the pension assets and liabilities related to those former employees were transferred to Cingular. The amounts that follow reflect the impacts and assumptions of the midyear valuation and the transfer of employees to Cingular.

The following table presents the change in the pension plan projected benefit obligation for the years ended December 31:

2001	2000
Benefit obligation at beginning of year	$25,577	$25,685
Service cost - benefits earned during the period	550	525
Interest cost on projected benefit obligation	1,847	1,927
Amendments	317	425
Actuarial loss	1,512	940
Special termination benefits	164	1,104
Transfer to Cingular	(167)	-
Benefits paid	(4,740)	(5,029)
Benefit obligation at end of year	$25,060	$25,577

The following table presents the change in pension plan assets for the years ended December 31 and the pension plans’ funded status at December 31:

2001	2000
Fair value of plan assets at beginning of year	$40,814	$45,958
Actual return on plan assets	(2,798)	95
Transfer to Cingular	(290)	-
Benefits paid	(5,011)	(5,239)
Fair value of plan assets at end of year [1]	$32,715	$40,814

Funded status	$7,655	$15,237
Unrecognized prior service cost	1,946	1,963
Unrecognized net gain	(1,852)	(11,395)
Unamortized transition asset	(412)	(683)
Prepaid pension cost [2]	$7,337	$5,122

[1]	Plan assets include SBC common stock of $14 at December 31, 2001, and $18 at December 31, 2000.
[2]	Represents net amount recognized in our consolidated balance sheets. Accrued pension liability was $0 at December 31, 2001 and 2000.

Net pension benefit is composed of the following:

2001	2000	1999
Service cost - benefits earned during the period	$550	$525	$584
Interest cost on projected benefit obligation	1,847	1,927	1,831
Expected return on plan assets	(3,515)	(3,149)	(2,951)
Amortization of prior service cost	81	43	(35)
Recognized actuarial gain	(413)	(491)	(273)
Net pension benefit	$(1,450)	$(1,145)	$(844)

Significant weighted-average assumptions used in developing pension information include:

2001	2000	1999
Discount rate for determining projected benefit obligation	7.50%	7.75%	7.75%
Long-term rate of return on plan assets	9.50%	8.50%	8.50%
Composite rate of compensation increase	4.25%	4.25%	4.25%

The projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. It is measured based on assumptions concerning future interest rates and employee compensation levels. At December 31, 2001, we determined our 7.5% discount rate based on a range of factors including the rates of return on high-quality, fixed-income investments available at the time of measurement. During 2001, we reduced our discount rate by 0.25%, resulting in an increase in our pension plan benefit obligation of approximately $471 at December 31, 2001. For each of the three years ended 2001, our actual 10-year return on investments exceeded 10%, including the effect of the negative returns in 2001; this, along with future expectations, was the rationale behind the change in our expected long-term rate of return on plan assets from 8.5% to 9.5% in 2001. A 0.25% change in the expected long-term rate of return causes a change of approximately $90 in net pension benefit. Should actual experience differ from the actuarial assumptions, the projected benefit obligation and net pension benefit will be affected.

During 2001, as part of our force-reduction program, an enhanced retirement program (ERB) was offered to eligible PTG nonmanagement employees. The ERB program offered eligible employees who voluntarily decided to terminate employment an enhanced pension benefit and increased eligibility for postretirement medical and dental benefits. Approximately 1,400 employees accepted this offer and terminated employment before the end of December 31, 2001. Enhanced pension benefits related to this program were recognized as an expense of $164 in 2001.

In October 2000, we implemented a voluntary enhanced pension and retirement program (EPR) to reduce the number of management employees. The program offered eligible management employees who decided to terminate employment an enhanced pension benefit and increased eligibility for postretirement medical and dental benefits. Approximately 7,000 of the employees who accepted this offer terminated employment before December 31, 2000; however, under the program, approximately 2,400 employees were retained for up to one year. Enhanced pension benefits related to this program were recognized as an expense of $1.1 billion in 2000. We recognized $896 in net settlement and curtailment gains in the fourth quarter of 2000 and $940 in settlement gains in 2001 primarily associated with the EPR program. In addition to the net pension benefit and EPR amounts, we also recognized $423 in net settlement gains in 2001, $1.2 billion in 2000 and $566 in 1999.

We anticipate that additional lump sum payments will be made in 2002 in connection with the force reductions resulting from the comprehensive review of operations we conducted in the fourth quarter of 2001 (see Note 3). These payments may require the recognition of additional settlement gains in 2002.

In December 2001 and 2000, under the provisions of Section 420 of the Internal Revenue Code, we transferred $286 and $220 in pension assets to a health care benefit account for the reimbursement of certain retiree health care benefits paid by us.

Supplemental Retirement Plans - We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. These plans include supplemental defined pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral. Expenses related to these plans were $166, $195 and $149 in 2001, 2000 and 1999. Liabilities of $1,479 and $1,408 related to these plans have been included in other noncurrent liabilities in our consolidated balance sheets at December 31, 2001 and 2000.

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

The following table sets forth the change in the accumulated postretirement benefit obligation (APBO) for the years ended December 31:

2001	2000
Benefit obligation at beginning of year	$17,802	$15,511
Service cost - benefits earned during the period	256	245
Interest cost on APBO	1,316	1,201
Amendments	(605)	(134)
Actuarial loss	2,395	1,776
Special termination benefits	9	79
Transfer to Cingular	(36)	-
Benefits paid	(997)	(876)
Benefit obligation at end of year;	$20,140	$17,802

The following table sets forth the change in plan assets for the years ended December 31 and the plans' funded status at December 31:

2001	2000
Fair value of plan assets at beginning of year	$7,220	$7,871
Actual return on plan assets	(641)	(401)
Employer contribution	-	42
Benefits paid	(304)	(292)
Fair value of plan assets at end of year [1]	$6,275	$7,220

Funded status	$(13,865)	$(10,582)
Unrecognized prior service cost (benefit)	(28)	680
Unrecognized net loss	3,962	203
Accrued postretirement benefit obligation	$(9,931)	$(9,699)

[1]	Plan assets include SBC common stock of $13 at December 31, 2001, and $1 at December 31, 2000.

Postretirement benefit cost is composed of the following:

2001	2000	1999
Service cost - benefits earned during the period	$256	$245	$260
Interest cost on APBO	1,316	1,201	1,050
Expected return on assets	(665)	(549)	(504)
Amortization of prior service cost	94	147	157
Recognized actuarial (gain) loss	13	(33)	(13)
Postretirement benefit cost	$1,014	$1,011	$950

The fair value of plan assets restricted to the payment of life insurance benefits was $968 and $1,114 at December 31, 2001 and 2000. At December 31, 2001 and 2000, the accrued life insurance benefits included in the APBO were $614 and $593.

In addition to the postretirement benefit cost reported in the table above, we recognized $107 in net curtailment losses in 2000 associated with EPR. Enhanced benefits related to the EPR program were recognized as an expense of $71 in 2000. Enhanced benefits related to the ERB program were recognized as an expense of $9 in 2001.

The assumed medical cost trend rate in 2002 is 8.0% for retirees 64 and under and 9.0% for retirees 65 and over, decreasing to 5.0% in 2007, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees. The assumed dental cost trend rate in 2002 is 5.0%. A one percentage-point change in the assumed health care cost trend rate would have the following effects:

One Percentage- Point Increase	One Percentage- Point Decrease
Effect on total of service and interest cost components	$214	$172
Effect on APBO	2,308	1,900

Significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the APBO and related postretirement benefit costs were the same as those used in developing the pension information. The reduction of our discount rate by 0.25% during 2001 resulted in an increase in our postretirement benefit obligation of approximately $599 at December 31, 2001. A 0.25% change in the expected long-term rate of return causes a change of approximately $18 in postretirement benefit cost. Should actual experience differ from the actuarial assumptions, the APBO and postretirement benefit cost will be affected. Due to the Ameritech merger, a midyear valuation also was performed for all postretirement benefit plans in 1999. The amounts above reflect the impacts and assumptions of the midyear valuation and the 2001 transfer of employees to Cingular.

Note 12. Employee Stock Ownership Plans

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match a stated percentage of eligible employee contributions, subject to a specified ceiling.

As a result of past mergers, we had six leveraged ESOPs as part of our existing savings plans. Five of the ESOPs were funded with notes issued by the savings plans to various lenders, the proceeds of which were used to purchase shares of SBC’s common stock in the open market. The original principal amounts were paid off in 2000 with our contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs. We extended the terms of certain ESOPs through previous internal refinancing of the debt, resulting in unallocated shares remaining in one of those ESOPs at December 31, 2001 and two at December 31, 2000.

One ESOP purchased PAC treasury shares in exchange for a promissory note from the plan to PAC. All PAC shares were exchanged for SBC shares effective with the merger April 1, 1997. The provisions of the ESOP were unaffected by this exchange. This promissory note from the plan to PAC was paid off in 2001 with our contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs.

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

Information related to the ESOPs and the savings plans is summarized below:

2001	2000	1999
Benefit expense - net of dividends and interest income	$185	$134	$90
Interest expense - net of dividends and interest income	-	5	10
Total expense	$185	$139	$100
Company contributions for ESOPs	$177	$47	$104
Dividends and interest income for debt service	$58	$93	$75

SBC shares held by the ESOPs are summarized as follows at December 31 (in millions):

2001	2000
Unallocated	4	8
Allocated to participants	76	103
Total	80	111

Note 13. Stock-Based Compensation

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock units. Stock options issued through December 31, 2001, carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Beginning in 1994 and ending in 1999, certain Ameritech employees were awarded grants of nonqualified stock options with dividend equivalents. Depending upon the grant, vesting of stock options may occur up to four years from the date of grant. Performance stock units are granted to key employees based upon the common stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals. Nonvested stock units are valued at the market price of the stock at the date of grant and vest over a three- to five-year period. As of December 31, 2001, we were authorized to issue up to 133 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

We measure compensation cost for these plans using the intrinsic value-based method of accounting as allowed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). Accordingly, no compensation cost for our stock option plans has been recognized. Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2001, 2000 and 1999 as defined by FAS 123, our net income would have been $7,008, $7,800 and $7,969 (i.e., lower by $234, $167 and $190), and basic net income per share would have been $2.08, $2.30 and $2.34. The compensation cost that has been charged against income for our other stock-based compensation plans totaled $0, $19 and $42 for 2001, 2000 and 1999. These amounts include $(33), $(23) and $2 in 2001, 2000 and 1999 for the mark-to-market effect on dividend equivalents.

For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: risk-free interest rate of 4.51%, 6.67% and 5.31%; dividend yield of 2.37%, 2.19% and 1.65%; expected volatility factor of 24%, 16% and 15%; and expected option life of 4.0, 4.6 and 4.5 years.

Information related to options is summarized below (shares in millions):

Number	Weighted-Average Exercise Price
Outstanding at January 1, 1999	146	26.26
Granted	26	48.70
Exercised	(19)	23.13
Forfeited/Expired	(4)	39.06
Outstanding at December 31, 1999 (116 exercisable at weighted-average price of $26.91)	149	30.24
Granted	51	39.62
Exercised	(30)	24.22
Forfeited/Expired	(14)	41.05
Outstanding at December 31, 2000 (101 exercisable at weighted-average price of $29.22)	156	33.53
Granted	76	43.41
Exercised	(13)	24.41
Forfeited/Expired	(12)	43.09
Outstanding at December 31, 2001 (109 exercisable at weighted-average price of $32.36)	207	$37.21

Information related to options outstanding at December 31, 2001:

Exercise Price Range	$10.90-$17.39	$17.40-$29.99	$30.00-$35.49	$35.50-$59.00
Number of options (in millions):
Outstanding	6	51	7	143
Exercisable	6	51	7	45
Weighted-average exercise price:
Outstanding	$15.48	$24.13	$34.17	$43.02
Exercisable	$15.48	$24.13	$34.17	$43.95
Weighted-average remaining contractual life	2.54 years	4.43 years	6.30 years	8.47 years

The weighted-average, grant-date fair value of each option granted during 2001, 2000 and 1999 was $8.37, $8.31 and $9.31.

As of December 31, additional shares available under stock options with dividend equivalents were approximately 1 million in 2001 and 2000 and 2 million in 1999.

Note 14. Shareowners' Equity

Share Repurchase - From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In November 2001, the Board of Directors authorized the repurchase of up to 100 million shares of SBC common stock. This is in addition to the authorization to repurchase 100 million shares in January 2000. As of January 31, 2002, we have repurchased a total of approximately 99 million shares of our common stock of the 200 million authorized to be repurchased.

We have entered into a series of put options on SBC stock with institutional counterparties. The put options are exercisable only at maturity and expire in February, May and December 2002. We have a maximum potential obligation to purchase 9,000,000 shares of our common stock at a weighted average exercise price of $37.45. Three million of the put options expired on February 15, 2002, with the remaining options having a weighted average exercise price of $39.14. We have the right to settle the put options by physical settlement of the options or by net share settlement using shares of the SBC common stock. We received cash of $38 in 2001 and $65 in 2000 from these transactions, which was credited to shareowners’ equity.

Note 15. Subsidiary Financial Information

We have fully and unconditionally guaranteed certain outstanding capital securities of Pacific Bell Telephone Company (PacBell) and Southwestern Bell Telephone Company (SWBell), each of which is a wholly owned subsidiary of SBC. These securities are reflected on our consolidated balance sheet. In accordance with SEC rules, we are providing the following condensed consolidating financial information.

The Parent column presents investments in all subsidiaries under the equity method of accounting. PacBell and SWBell are listed separately because each has securities that we have guaranteed that would otherwise require SEC periodic reporting. All other wholly owned subsidiaries that do not have securities guaranteed by us that would require separate reporting are presented in the Other column. The consolidating adjustments column (Adjs.) eliminates the intercompany balances and transactions between our subsidiaries.

Condensed Consolidating Statements of Income For the Twelve Months Ended December 31, 2001
Parent	PacBell	SWBell	Other	Adjs.	Total
Total operating revenues	$-	$10,842	$11,802	$24,766	$(1,502)	$45,908
Total operating expenses	(141)	7,391	8,722	20,550	(1,502)	35,020
Operating Income	141	3,451	3,080	4,216	-	10,888
Interest expense	528	365	362	928	(584)	1,599
Equity in net income of affiliates	6,696	-	-	1,593	(6,694)	1,595
Royalty income (expense)	471	(414)	(471)	414	-	-
Other income (expense) - net	423	6	1	630	(587)	473
Income Before Income Taxes	7,203	2,678	2,248	5,925	(6,697)	11,357
Income Taxes	(39)	1,088	830	2,218	-	4,097
Income Before Extraordinary Items	7,242	1,590	1,418	3,707	(6,697)	7,260
Extraordinary Items	-	-	-	(18)	-	(18)
Net Income	$7,242	$1,590	$1,418	$3,689	$(6,697)	$7,242

Condensed Consolidating Statements of Income For the Twelve Months Ended December 31, 2000
Parent	PacBell	SWBell	Other	Adjs.	Total
Total operating revenues	$-	$10,356	$11,580	$30,778	$(1,340)	$51,374
Total operating expenses	(199)	7,437	8,636	26,097	(1,340)	40,631
Operating Income	199	2,919	2,944	4,681	-	10,743
Interest expense	504	391	383	1,379	(1,065)	1,592
Equity in net income of affiliates	7,417	-	-	961	(7,481)	897
Royalty income (expense)	460	(407)	(460)	407	-	-
Other income (expense) - net	728	2	10	3,104	(1,004)	2,840
Income Before Income Taxes	8,300	2,123	2,111	7,774	(7,420)	12,888
Income Taxes	333	847	778	2,963	-	4,921
Net Income	$7,967	$1,276	$1,333	$4,811	$(7,420)	$7,967

Condensed Consolidating Statements of Income For the Twelve Months Ended December 31, 1999
Parent	PacBell	SWBell	Other	Adjs.	Total
Total operating revenues	$-	$9,718	$11,173	$29,567	$(927)	$49,531
Total operating expenses	(228)	7,459	8,358	23,271	(927)	37,933
Operating Income	228	2,259	2,815	6,296	-	11,598
Interest expense	206	388	384	1,393	(941)	1,430
Equity in net income of affiliates	8,137	-	-	937	(8,162)	912
Other income (expense) - net	113	42	6	528	(916)	(227)
Income Before Income Taxes	8,272	1,913	2,437	6,368	(8,137)	10,853
Income Taxes	106	752	896	2,526	-	4,280
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	8,166	1,161	1,541	3,842	(8,137)	6,573
Extraordinary Items	-	-	-	1,379	-	1,379
Cumulative Effect of Accounting Change	(7)	(1,010)	(274)	1,498	-	207
Net Income	$8,159	$151	$1,267	$6,719	$(8,137)	$8,159

Condensed Consolidating Balance Sheets December 31, 2001
Parent	PacBell	SWBell	Other	Adjs.	Total
Cash and cash equivalents	$445	$4	$99	$155	$-	$703
Accounts receivable - net	4,238	2,223	1,919	13,535	(12,539)	9,376
Other current assets	304	381	838	978	-	2,501
Total current assets	4,987	2,608	2,856	14,668	(12,539)	12,580
Property, plant and equipment - net	118	13,522	15,588	20,599	-	49,827
Goodwill - net	-	-	-	3,577	-	3,577
Investments in equity affiliates	35,226	-	-	14,907	(38,166)	11,967
Other assets	8,140	2,382	428	11,140	(3,719)	18,371
Total Assets	$48,471	$18,512	$18,872	$64,891	$(54,424)	$96,322

Debt maturing within one year	$8,094	$2,594	$3,914	$2,654	$(8,223)	$9,033
Other current liabilities	690	3,598	3,629	11,314	(4,316)	14,915
Total current liabilities	8,784	6,192	7,543	13,968	(12,539)	23,948
Long-term debt	4,137	3,673	2,868	10,125	(3,670)	17,133
Postemployment benefit obligation	57	2,860	2,996	3,926	-	9,839
Other noncurrent liabilities	3,002	1,816	1,369	6,773	(49)	12,911
Total shareowners' equity	32,491	3,971	4,096	30,099	(38,166)	32,491
Total Liabilities and Shareowners' Equity	$48,471	$18,512	$18,872	$64,891	$(54,424)	$96,322

Condensed Consolidating Balance Sheets December 31, 2000
Parent	PacBell	SWBell	Other	Adjs.	Total
Cash and cash equivalents	$436	$9	$52	$146	$-	$643
Accounts receivable - net	9,503	2,219	2,111	10,439	(14,128)	10,144
Other current assets	631	474	697	1,059	-	2,861
Total current assets	10,570	2,702	2,860	11,644	(14,128)	13,648
Property, plant and equipment - net	138	13,028	14,984	19,045	-	47,195
Goodwill - net	-	-	-	3,719	-	3,719
Investments in equity affiliates	30,072	-	-	17,058	(34,752)	12,378
Other assets	3,750	2,061	272	20,478	(4,850)	21,711
Total Assets	$44,530	$17,791	$18,116	$71,944	$(53,730)	$98,651

Debt maturing within one year	$8,918	$1,776	$2,648	$4,607	$(7,479)	$10,470
Other current liabilities	2,527	3,795	4,112	16,102	(6,649)	19,887
Total current liabilities	11,445	5,571	6,760	20,709	(14,128)	30,357
Long-term debt	568	4,293	3,976	11,505	(4,850)	15,492
Postemployment benefit obligation	83	2,817	2,993	3,874	-	9,767
Other noncurrent liabilities	1,971	1,535	1,314	6,752	-	11,572
Corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts	-	-	-	1,000	-	1,000
Total shareowners' equity	30,463	3,575	3,073	28,104	(34,752)	30,463
Total Liabilities and Shareowners' Equity	$44,530	$17,791	$18,116	$71,944	$(53,730)	$98,651

Condensed Consolidating Statements of Cash Flows Twelve Months Ended December 31, 2001
Parent	PacBell	SWBell	Other	Adjs.	Total
Net cash from operating activities	$1,150	$3,395	$3,285	$12,880	$(5,905)	$14,805
Net cash from investing activities	1,328	(2,397)	(2,996)	(5,416)	1,094	(8,387)
Net cash from financing activities	(2,469)	(1,003)	(242)	(7,455)	4,811	(6,358)
Net Increase (Decrease) in Cash	$9	$(5)	$47	$9	$-	$60

Condensed Consolidating Statements of Cash Flows Twelve Months Ended December 31, 2000
Parent	PacBell	SWBell	Other	Adjs.	Total
Net cash from operating activities	$3,853	$3,197	$4,152	$5,311	$(2,447)	$14,066
Net cash from investing activities	(4,154)	(2,679)	(3,630)	(3,873)	166	(14,170)
Net cash from financing activities	637	(521)	(519)	(1,626)	2,281	252
Net Increase (Decrease) in Cash	$336	$(3)	$3	$(188)	$-	$148

Condensed Consolidating Statements of Cash Flows Twelve Months Ended December 31, 1999
Parent	PacBell	SWBell	Other	Adjs.	Total
Net cash from operating activities	$2,434	$3,233	$4,393	$9,772	$(3,158)	$16,674
Net cash from investing activities	(364)	(2,437)	(2,882)	(4,708)	(282)	(10,673)
Net cash from financing activities	(2,284)	(799)	(1,522)	(4,940)	3,440	(6,105)
Net Increase (Decrease) in Cash	$(214)	$(3)	$(11)	$124	$-	$(104)

Note 16. Additional Financial Information

December 31,
Balance Sheets	2001	2000
Accounts payable and accrued liabilities:
Accounts payable	$3,959	$5,018
Accounts payable - Cingular	-	2,514
Advance billing and customer deposits	1,317	1,322
Compensated future absences	1,017	837
Accrued interest	486	440
Accrued payroll	669	986
Other	4,011	4,315
Total	$11,459	$15,432

Statements of Income	2001	2000	1999
Advertising expense	$354	$774	$812

Interest expense incurred	$1,718	$1,693	$1,511
Capitalized interest	(119)	(101)	(81)
Total interest expense	$1,599	$1,592	$1,430

Statements of Cash Flows	2001	2000	1999
Cash paid during the year for:
Interest	$1,546	$1,681	$1,516
Income taxes, net of refunds	2,696	3,120	2,638

No customer accounted for more than 10% of consolidated revenues in 2001, 2000 or 1999.

Note 17. Contingent Liabilities

In addition to issues specifically discussed elsewhere, we are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on the company’s financial position, results of operations or cash flows.

Note 18. Quarterly Financial Information (Unaudited)

Total	Basic	Diluted
Calendar	Operating	Operating	Net	Earnings	Earnings	Stock Price
Quarter	Revenues	Income	Income	Per Share	Per Share	High	Low	Close
2001
First	$11,190	$2,659	$1,854	$0.55	$0.54	$53.06	$39.50	$44.63
Second	11,477	3,077	2,071	0.62	0.61	45.68	38.20	40.06
Third	11,338	2,822	2,072	0.62	0.61	47.50	39.74	47.12
Fourth	11,903	2,330	1,245	0.37	0.37	47.25	36.50	39.17
Annual	$45,908	$10,888	$7,242	2.15	2.13

2000
First	$12,553	$3,076	$1,822	$0.54	$0.53	$49.00	$34.81	$42.13
Second	13,191	2,998	1,851	0.54	0.54	50.00	40.44	43.25
Third	13,422	2,846	2,999	0.89	0.88	50.19	38.44	49.88
Fourth	12,208	1,823	1,295	0.38	0.38	59.00	41.75	47.75
Annual	$51,374	$10,743	$7,967	2.35	2.32

We reclassified all four quarters of 2000 to conform with the current year's presentation. The first and second quarters of 2001 include extraordinary losses of $10 and $8 for a total of $18, or $0.01 per share, related to the early redemption of $1,000 of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts. There were also normalizing (e.g., one-time) items which are included in the information above but are excluded from the information that management uses to evaluate the performance of each segment of the business (see Note 5).

The quarterly impact of the year 2001 normalizing items was as follows:

  Pension settlement gains of $526 ($329 net of tax) in the first quarter, $315 ($189 net of tax) in the second quarter, $123 ($72 net of tax) in the third quarter and $133 ($98 net of tax) in the fourth quarter related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program.
  Combined charges of $401 ($261 net of tax) in the second quarter primarily related to valuation adjustments of Williams as well as certain other cost investments accounted for under FAS 115. The charges resulted from an evaluation that the decline was other than temporary.
  Reduction of a valuation allowance of $120 ($78 net of tax) in the second quarter on a note receivable related to the sale of SecurityLink. The note was collected in July 2001.
  Combined charges of $316 ($205 net of tax) in the first quarter related to impairment of our cable operations.
  A charge of $390 ($262 net of tax) indicated by a transaction pending as of December 31, 2001 to reduce the direct and indirect book value of our investment in Telecom Américas.
  A charge of $197 (with no tax effect) in the fourth quarter for costs related to TDC’s decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of the goodwill we allocated to Talkline.
  A charge of $197 ($128 net of tax) in the fourth quarter representing a proposed settlement agreement with the ICC related to a provision of the Ameritech merger. The amount represents an estimate of all future savings to be shared with our Illinois customers.
  Combined charges of $619 ($425 net of tax) in the fourth quarter associated with our comprehensive review of operations, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 3).

The quarterly impact of the year 2000 normalizing items was as follows:

  Gains of $1,699 ($1,125 net of tax) in the third quarter related to the sale of direct and indirect investments in MATÁV and Netcom GSM, two international equity affiliates and $187 ($123 net of tax) in the fourth quarter from the contribution of our investment in ATL to Telecom Américas.
  Gains of $238 ($155 net of tax) in the third quarter on the sale of Telmex L shares associated with our private purchase of a note receivable with characteristics that essentially offset future mark-to-market adjustments on the DECS.
  Pension settlement gains of $250 ($161 net of tax) in the first quarter, $124 ($80 net of tax) in the second quarter, $29 ($19 net of tax) in the third quarter and $109 ($68 net of tax) in the fourth quarter associated with pension litigation; first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 12).
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
  Gains of $357 ($99 net of tax) in the fourth quarter primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular.