Form 10-K, Exhibit 13
period 2002-12-31
SBC COMMUNICATIONS INC
filed 2003-03-14
CIK 732717

 Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:	2002	2001	2000	1999	1998
Financial Data [1] Operating revenues	$43,138	$45,908	$51,374	$49,531	$46,241
Operating expenses	$34,515	$35,400	$40,904	$37,933	$35,018
Operating income	$8,623	$10,508	$10,470	$11,598	$11,223
Interest expense	$1,382	$1,599	$1,592	$1,430	$1,605
Equity in net income of affiliates	$1,921	$1,595	$897	$912	$613
Other income (expense) - net	$734	$(208)	$2,562	$(354)	$1,702
Income taxes	$2,984	$3,952	$4,816	$4,280	$4,380
Income before extraordinary items and cumulative effect of accounting change	$7,473	$7,026	$7,800	$6,573	$7,735
Net income [2]	$5,653	$7,008	$7,800	$8,159	$7,690
Earnings per common share: Income before extraordinary items and cumulative effect of accounting change	$2.24	$2.09	$2.30	$1.93	$2.27
Net income [2]	$1.70	$2.08	$2.30	$2.39	$2.26
Earnings per common share - assuming dilution: Income before extraordinary items and
cumulative effect of accounting change	$2.23	$2.07	$2.27	$1.90	$2.24
Net income [2]	$1.69	$2.07	$2.27	$2.36	$2.23
Total assets	$95,057	$96,322	$98,651	$83,215	$74,966
Long-term debt	$18,536	$17,133	$15,492	$17,475	$17,170
Construction and capital expenditures	$6,808	$11,189	$13,124	$10,304	$8,882
Dividends declared per common share [3]	$1.08	$1.025	$1.015	$0.975	$0.935
Book value per common share	$10.01	$9.82	$9.09	$7.87	$6.69
Ratio of earnings to fixed charges	6.36	5.95	6.81	6.52	6.79
Debt ratio	39.9%	44.3%	45.0%	42.9%	47.3%
Weighted average common shares outstanding (000,000)	3,330	3,366	3,392	3,409	3,406
Weighted average common shares outstanding with dilution (000,000)	3,348	3,396	3,433	3,458	3,450
End of period common shares outstanding (000,000)	3,318	3,354	3,386	3,395	3,406
Operating Data
Network access lines in service (000)	57,083	59,532	61,250	60,697	58,980
Access minutes of use (000,000)	269,440	283,164	281,581	264,010	247,597
Wireless customers (000) - Cingular/SBC[4]	21,925	21,596	19,681	11,151	8,686
Number of employees	175,980	193,420	220,090	204,530	200,380

[1]	Amounts in the above table have been prepared in accordance with accounting principles generally accepted in the United States. The 2001 and 2000 results have been restated for our adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (FAS 148). This adoption reduced our 2002 net income $261, or $0.08 per share assuming dilution, 2001 net income $234, or $0.06 per share assuming dilution, and 2000 net income $167, or $0.05 per share assuming dilution. The years 1999 and 1998 were not restated for our adoption of FAS 148, as allowed by the standard; however, had our results for 1999 and 1998 been restated, net income for 1999 would have been reduced by $189, or $0.05 per share assuming dilution, and 1998 net income would have been reduced by $153, or $0.04 per share assuming dilution.
[2]	Amounts include the following extraordinary items and cumulative effect of accounting change: 2002, charges related to the January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”; 2001, loss related to the early extinguishment of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts; 1999, gain on the sale of overlapping cellular properties and change in directory accounting at Ameritech; 1998, early retirement of debt and change in directory accounting at SNET.
[3]	Dividends declared by SBC’s Board of Directors; these amounts do not include dividends declared and paid by Ameritech in 1999 or 1998 or SNET in 1998 prior to their respective mergers.
[4]	All periods exclude customers from the overlapping Ameritech wireless properties sold in 1999. Beginning in 2000, the number presented is the total customers served by Cingular Wireless, in which we own a 60% equity interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
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

Results of Operation

Consolidated Results Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our segment results. We also discuss our expected revenue and expense trends for 2003 in the “Operating Environment and Trends of the Business” section.

Percent Change
2002 vs.	2001 vs.
2002	2001	2000	2001	2000
Operating revenues	$43,138	$45,908	$51,374	(6.0)%	(10.6)%
Operating expenses	34,515	35,400	40,904	(2.5)	(13.5)
Operating income	8,623	10,508	10,470	(17.9)	0.4
Income before income taxes	10,457	10,978	12,616	(4.7)	(13.0)
Income before extraordinary items and cumulative effect of accounting change	7,473	7,026	7,800	6.4	(9.9)
Extraordinary items [1]	-	(18)	-	-	-
Cumulative effect of accounting change[2]	(1,820)	-	-	-	-
Net income	5,653	7,008	7,800	(19.3)	(10.2)
Diluted earnings per share	1.69	2.07	2.27	(18.4)	(8.8)

[1]	2001 includes an extraordinary loss related to the early redemption of $1,000 of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts (TOPrS).
[2]	2002 includes a cumulative effect of accounting change related to the adoption of a new accounting standard, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142).

Accounting Changes Prior to January 1, 2002, we accounted for stock options for senior and other management and nonmanagement employees and nonemployee directors using the intrinsic value-based method of accounting as allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). Using this method meant that in our previously reported results, no compensation cost was recognized in our Consolidated Statements of Income when options were issued with exercise prices at or above market value on the date of issuance. Effective January 1, 2002, we adopted the fair value recognition provisions of FAS 123. Under the retroactive restatement method of adoption we selected in accordance with the provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (FAS 148), our 2001 and 2000 results have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees after January 1, 1995. The adoption of FAS 123 as amended by FAS 148 reduced our 2002 net income $261, or $0.08 per share assuming dilution, 2001 net income $234, or $0.06 per share assuming dilution, and 2000 net income $167, or $0.05 per share assuming dilution. Compensation costs of $390, $380 and $273 for 2002, 2001 and 2000 were charged to operating expense for our stock option plans. As permitted by FAS 148, we did not restate 1999 or 1998. (See Note 12)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

The years 2001 and 2000 included amortization expense related to goodwill and Federal Communications Commission (FCC) wireless licenses now owned by Cingular Wireless (Cingular). Beginning in 2002, goodwill and these wireless licenses are no longer being amortized under FAS 142. If FAS 142 had been in effect during 2001 and 2000, operating expenses would have decreased approximately $209 in 2001, and $322 in 2000, equity in net income of affiliates would have increased approximately $354 in 2001, and $251 in 2000, and net income would have increased approximately $459, or $0.13 per share, in 2001, and $445, or $0.13 per share, in 2000. See the “Cumulative Effect of Accounting Change” section for a discussion of this accounting change.

Overview Our operating income declined in 2002 due primarily to the loss of revenues from retail access lines caused by providing below-cost Unbundled Network Element-Platform (UNE-P) wholesale lines, which was greater than the expense reductions in response to UNE-P, the weak U.S. economy, and increased competition, including technology substitution. Increased expenses in 2002 from special items, discussed under “Segment Results” below, also contributed to the operating income decline in 2002. Our income before income taxes declined in 2002, but the decline was less than the decline in operating income due to increased gains on sales of international investments in 2002. In addition, a lower effective tax rate and a decline in our weighted average common shares outstanding favorably affected our diluted earnings per share in 2002, but we do not expect this trend to continue in 2003.

Our operating income was basically flat in 2001 as compared to 2000. Increased revenues from data communications and long-distance products and services were mostly offset by declines in equipment revenues and increased costs associated with the rollout of these products and services. The contribution of our wireless properties to Cingular, our joint venture with BellSouth Corporation (BellSouth), contributed to the declines in revenues, expenses and operating income in 2001. However, decreased expenses in 2001 from special items, discussed under “Segment Results” below, partially offset the decline in operating income in 2001. Our income before income taxes declined in 2001 due to greater gains on sales of international investments in 2000. In addition, a lower effective tax rate and a decline in our weighted average common shares outstanding favorably affected our diluted earnings per share in 2001.

Operating revenues Our operating revenues decreased $2,770, or 6.0%, in 2002 and $5,466, or 10.6%, in 2001. The decline in 2002 was primarily due to a significant increase in retail access lines lost to UNE-P wholesale lines, the weak U.S. economy and increased competition including technology substitution. UNE-P requires us to sell our lines and the end-to-end services provided over those lines to competitors at below cost while still absorbing the costs of deploying, provisioning, maintaining and repairing those lines. See “Regulatory Developments” for further discussion of UNE-P. Operating revenues decreased in 2001 approximately $5,900, primarily due to the contribution of our wireless properties to Cingular. This contribution changed the way we record Cingular’s revenues and expenses in our reported income; we now include Cingular’s results under equity in net income of affiliates rather than under operating results (see Note 6). Partially offsetting the decreased revenues in 2001, our wireline segment data revenues increased $1,450, primarily related to growth in our high-capacity data transport services. In addition, sales of our Ameritech Corporation (Ameritech) security monitoring and cable operations decreased operating revenues approximately $199 in 2002 and $480 in 2001.

Operating expenses Our operating expenses decreased $885, or 2.5%, in 2002 and $5,504, or 13.5%, in 2001. Operating expenses decreased in 2002 due to the decline in our wireline work force (down over 15,000 employees from 2001) and a lower volume of equipment sales; these largely occurred in the wireline segment and are discussed in that segment’s results. 2002 operating expenses also decreased due to our adoption of FAS 142, whereby we stopped amortizing goodwill, and is discussed in Note 1. Operating expenses decreased in 2001 approximately $3,800, primarily due to the contribution of our wireless properties to Cingular in the fourth quarter of 2000. In addition, the sale of our Ameritech security monitoring and cable operations reduced operating expenses approximately $231 in 2002 and $579 in 2001. As discussed below, the decreases in 2002 were mostly offset by combined charges of $872 for enhanced pension benefits, lower pension settlement gains, severance costs and real estate costs related to work force-reduction programs as well as by a significant decline in our combined net pension and postretirement benefit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Combined Net Pension and Postretirement Benefit Reported operating expenses include our combined net pension and postretirement benefit of $82, $436 and $134 in 2002, 2001 and 2000. A decrease in our combined net pension and postretirement benefit causes our net operating expense to increase. The decrease of approximately $354 in 2002 was primarily due to a decreased asset base of our employee pension and postretirement benefit plans from net investment losses and previous recognition of pension settlement gains (discussed below) reducing the amount of unrealized gains recognized in 2002. In addition, the reduction in the discount rate used to calculate 2002 service cost and interest cost from 7.75% to 7.5% caused our combined net pension and postretirement benefit to decrease approximately $58. Also, increased medical and prescription drug claim costs contributed approximately $80 to the decrease in our combined net benefit in 2002. See Note 10 for further detail of our actuarial estimates of pension and postretirement benefit expense and actuarial assumptions.

Early Retirement Offers Reported operating expenses also include expenses for enhanced pension and postretirement benefits of approximately $486, $173 and $1,175 in 2002, 2001 and 2000 in connection with voluntary enhanced retirement programs offered to certain management and nonmanagement employees as part of work force-reduction programs.

Pension Settlement Gains/Losses Under U.S. generally accepted accounting principles (GAAP), on a plan-by-plan basis, if lump sum benefit payments made to employees upon termination or retirement exceed required thresholds, we recognize a portion of previously unrecognized pension gains or losses attributable to that plan’s assets and liabilities. Until 2002, we had an unrecognized net gain, primarily because our actual investment returns exceeded our expected investment returns. During 2002, 2001 and 2000, we made lump sum benefit payments in excess of the GAAP thresholds, resulting in the recognition of net gains, referred to as “pension settlement gains”. Due to U.S. securities market conditions, our plans experienced investment losses during 2002 and 2001 resulting in a decline in pension assets. We recognized net pension settlement gains of approximately $29, $1,363 and $2,172 in 2002, 2001 and 2000. Net settlement gains in 2002 include settlement losses during the latter part of the year, reflecting the continued investment losses sustained by the plan. Settlement gains for 2001 were primarily related to a voluntary enhanced pension and retirement program implemented in October 2000. We anticipate that additional lump sum pension payments will be made in early 2003 in connection with our planned work force-reductions. We cannot estimate at this time whether these payments will result in the recognition of settlement losses in 2003.

Medical Cost Controls As a result of the 2002 decrease in our combined net pension and postretirement benefit and the net cost expected in 2003 discussed below in “Operating Environment and Trends of the Business”, we have taken steps to implement additional cost controls. To reduce the increased medical costs mentioned above, in mid-2002, we implemented cost-saving design changes in our management medical and dental plans including increased participant contributions for medical and dental coverage and increased prescription drug co-payments effective beginning in January 2003. These changes reduced our postretirement cost approximately $96 in 2002. In 2003, we expect cost savings of approximately $194 from these design changes.

Interest expense decreased $217, or 13.6%, in 2002 and increased $7, or 0.4%, in 2001. The 2002 decrease was due to lower composite rates, a lower outstanding balance of commercial paper and the 2001 netting of our payable with our receivables from Cingular. The 2001 increase was due to interest expense on debt issued to redeem the TOPrS, the interest on which was reported as other income (expense) - net; higher commercial paper borrowings that were offset by lower composite rates; and the reversal of an accrual of approximately $23 related to items resolved by June 2001 Illinois legislation. Prior to the fourth quarter of 2000, we recorded interest expense on notes payable with our wireless properties that was eliminated in the consolidation process. For the operations contributed to Cingular this interest expense was no longer eliminated. This did not have a material impact on our net income as the interest expense was mostly offset when we recorded our share of equity income in Cingular. The interest accrued in 2001 on these payables of approximately $2,500 increased interest expense in 2001 and subsequently contributed to the decrease in 2002. By agreement, these payables were netted with our notes receivable from Cingular late in the second quarter of 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Interest income decreased $121, or 17.7%, in 2002 and increased $403 in 2001. These fluctuations were primarily due to our 2000 contribution of substantially all of our wireless properties to the Cingular joint venture. Prior to the fourth quarter of 2000, we recorded interest income on notes receivable with our wireless properties that was eliminated in the consolidation process. For operations contributed to Cingular, this interest income is no longer eliminated. However, this does not have a material impact on our net income because the interest income is mostly offset when we record our share of equity income in Cingular. The 2001 increase was primarily due to the income accrued from Cingular, prior to our 2001 netting agreement discussed above, which subsequently resulted in the decrease in 2002.

Equity in net income of affiliates increased $326, or 20.4%, in 2002 and $698, or 77.8%, in 2001. The 2002 increase was primarily due to income from our international holdings. Income increased approximately $371 from our proportionate share of the gains at TDC A/S (TDC) and Belgacom S.A. (Belgacom) related to the disposition of their Netherlands wireless operations. Also contributing to the 2002 increase was the prior-year charge of approximately $197 related to TDC’s decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of goodwill we allocated to Talkline at the time of our initial investment in TDC. This increase was partially offset by a charge of approximately $58 related to TDC’s investments in Poland, Norway and the Czech Republic and a charge of approximately $101 representing our proportionate share of restructuring costs at Belgacom. Other increases in 2002 of approximately $126 are discussed in detail in “International Segment Results”.

A decline in wireless results, which is discussed in detail in “Wireless Segment Results”, partially offset the increased equity in net income of affiliates from our international segment. We account for our 60% economic interest in Cingular under the equity method of accounting and therefore include Cingular’s results in our equity in net income of affiliates line item, on a reported basis. (Our accounting is described in more detail in Note 6.) Cingular’s results decreased our 2002 equity in net income of affiliates approximately $270.

The increase in 2001 was primarily due to the contribution of our wireless operations to Cingular, our joint venture with BellSouth. Prior to the fourth-quarter 2000 contribution of substantially all of our wireless properties to Cingular, we included the results from these wireless operations in our consolidated operating results. This change in our accounting method, as a result of the joint venture agreement, increased equity in net income of affiliates approximately $949 in 2001. The 2001 increase also reflects the absence of approximately $110 in one-time costs incurred in 2000 for a restructuring of agreements with Prodigy Communications Corporation (Prodigy).

These 2001 increases in equity in net income of affiliates were partially offset by a decrease of approximately $376 relating to special items in our international operations. This $376 decrease included: (1) a charge of approximately $49 to reduce the indirect book value of our investment in Telecom Américas Ltd. (Telecom Américas) to the value indicated by a sales transaction pending at December 31, 2001; (2) a charge of $197 related to TDC’s decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of goodwill we had previously allocated to Talkline, and (3) approximately $26 of other 2001 items discussed in “International Segment Results”.

Other income (expense) - net increased $942 in 2002 and decreased $2,770 in 2001. Results for 2002 include gains of approximately $603 on the redemption of our interest in Bell Canada Holdings Inc. (Bell Canada) and gains of $191 on the sale of shares in equity investments, consisting of the sale of shares of Teléfonos de Mexico, S.A. de C.V. (Telmex), América Móvil S.A. de C.V. (América Móvil) and Amdocs Limited (Amdocs). Also related to the Bell Canada redemption, we recorded dividend income of approximately $34 from our investment in Bell Canada after our second-quarter 2002 change to the cost method of accounting and income of $28 related to market adjustments on Canadian dollar foreign-currency contracts. The redemption of our interest in Bell Canada is also discussed in Note 2.

These gains and income in 2002 were partially offset by a charge of approximately $75 related to the decrease in value of our investment in Williams Communication Group Inc. (Williams) combined with a loss on the sale of our webhosting operations, and a charge of $12 related to the other-than-temporary declines in the value of cost investments. Additionally, we recorded a charge of approximately $32 for the reduction in the value of wireless properties that may be received as a settlement of a receivable and expenses of $10 for dividends paid on preferred securities issued by Ameritech subsidiaries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Results for 2001 included gains on the full or partial sale of investments of approximately $476, including our investments in TransAsia Telecommunications, Smith Security, Amdocs shares and other investments. An additional increase of $120 resulted from a reduction of a valuation allowance on a note receivable related to the sale of SBC Ameritech’s SecurityLink business. Also included in 2001 are net gains of approximately $23 recognized for mark-to-market adjustments on shares of Amdocs, which were granted to executives as deferred compensation. An offsetting deferred compensation expense was recorded in operations and support expense. Also included in 2001 was approximately $32, which represents consideration for modifications to our agreement with SpectraSite Communications Inc. (SpectraSite).

The income and gains in 2001 were more than offset by charges and losses, including combined expenses of approximately $401 related to valuation adjustments of Williams and certain other cost investments accounted for under Financial Accounting Standards Board Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115). These valuation adjustments resulted from an evaluation that the decline was other than temporary. We also recognized a charge of $341 indicated by a transaction pending as of December 31, 2001, to reduce the direct book value of our investment in Telecom Américas. The transaction closed in early 2002. Additionally, during 2001, we recognized a loss of approximately $61 on the sale of Ameritech New Media, expenses of $33 for dividends paid on preferred securities issued by Ameritech subsidiaries, and $16 for minority interest. The amount of our 2001 minority interest expense significantly declined from 2000 due to the contribution of most of our wireless properties to Cingular in the fourth quarter of 2000. Additionally, in 2001, we recognized an expense of approximately $581 related to an endowment of Amdocs shares to the SBC Foundation and income of approximately $575 from the related mark-to-market adjustment on the Amdocs shares, for a net expense of $6.

Results for 2000 included gains of approximately $1,818 related to the sale of direct and indirect investments in MATÁV and Netcom GSM, two international equity affiliates, and from the contribution of our investment in ATL - Algar Telecom Leste S.A. (ATL), a Brazilian telecommunications company, to Telecom Américas. Also included were gains of approximately $295 on the sales of our interests in Wer Liefert Was, the Aurec companies in Israel and certain cost investments. We also recorded gains of $238 on the sale of Telmex L shares associated with our private purchase of a note receivable with characteristics that essentially offset future mark-to-market adjustments on the Debt Exchangeable for Common Stock (DECS). Additionally, we sold our remaining Telmex L shares not related to the DECS for a gain, which was partially offset by appreciation in the market value of Telmex L shares underlying the DECS, for a net gain of approximately $117. Also included in 2000 were gains of approximately $87 that were recognized for mark-to-market adjustments on shares of Amdocs used for deferred compensation. An offsetting deferred compensation expense was recorded in operations and support expense. These gains were partially offset by combined charges of $242 related to valuation adjustments of SecurityLink and certain cost investments accounted for under FAS 115 and by lower income from our wireless minority interest and dividends paid on preferred securities issued by Ameritech subsidiaries of approximately $208.

Income taxes decreased $968, or 24.5%, in 2002 and $864, or 17.9%, in 2001. Income taxes were lower in 2002 than in 2001 primarily due to lower income and a decrease in our effective tax rate. The lower effective tax rate is primarily related to lower state taxes, including reductions due to one-time changes in the legal forms of various entities, increased realization of foreign tax credits, adoption of FAS 142, which eliminates the amortization of goodwill, and tax benefits of $280 from a restructuring to manage certain investments (see Note 9). Income taxes in 2001 were lower than 2000 primarily due to contributions to the SBC Foundation in the first quarter of 2001, which was the primary reason for the decrease in the effective tax rate for 2001.

Extraordinary item in 2001 included an extraordinary loss of $18, net of taxes of $10, related to the early redemption of $1,000 of the TOPrS.

Cumulative Effect of Accounting Change of $1,820 (net of tax benefit of $5) in 2002 was related to our January 1 adoption of FAS 142, which means that we stopped amortizing goodwill, and at least annually we will test the remaining book value of goodwill for impairment. Any impairments subsequent to adoption will be recorded in operating expenses. We also stopped amortizing goodwill recorded on our equity investments. We will continue to test this embedded goodwill under the accounting rules for equity investments, which are based on comparisons between fair value and carrying value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

During the first quarter of 2002, in accordance with FAS 142, we determined that goodwill related to our investment in Sterling Commerce Inc. (Sterling) was impaired by $1,791. This impairment is recorded as a cumulative effect of accounting change on the income statement as of January 1, 2002. During the second quarter of 2002, Cingular determined that an impairment existed upon adopting FAS 142. Our portion of Cingular’s impairment was $19, with no income tax effect. As required by FAS 142, we recorded this amount retroactive to January 1, 2002. During the fourth quarter of 2002, América Móvil completed its analysis of the impact of adopting FAS 142 on its investment in CompUSA and determined the amount of an impairment that existed. Our portion of América Móvil’s impairment was $10, net of an income tax benefit of $5. As required by FAS 142, we recorded this amount retroactive to January 1, 2002. Our other international holdings have completed their FAS 142 impairment analyses; we did not record any additional cumulative effect as a result. (See Note 1)

Segment Results

Our operating segments represent strategic business units that offer different products and services and are managed accordingly. As required by GAAP, our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. Our internal management reporting generally follows our reported results with two exceptions. First, we exclude special items from our segment results and analyze them separately. Second, while Cingular’s results are included in our reported results under equity in net income of affiliates, we continue to manage the wireless business as a separate segment. Accordingly, we continue to analyze our wireless segment’s results by including 60% of Cingular’s revenues and expenses, an amount which equals our economic ownership percentage. Our decision to include 60% of Cingular’s revenues and expenses in our wireless segment’s results (rather than in equity in net income of affiliates) will change our segment revenues, expenses, operating income and nonoperating items, but will not change our reported net income.

In each of the following segments are the explanations of the special items. These items are discussed in the segment most closely associated with the legal entity affected by each special item. As noted above, these special items are not part of our operating segment results discussed below and reported in Note 4.

Under GAAP segment reporting rules, we analyze our various operating segments based on segment income and, as noted above, we exclude special items and analyze them separately. Interest expense, interest income and other income (expense) – net are managed only on a total company basis and are, accordingly, reflected in the other segment. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated segment income discussed below.

Beginning with the release of our first-quarter 2003 results, we will be providing expanded information for our segments. To that end, we expect to revise each segment’s “operations and support expenses” line item to include separate discussions on individual components. While we are currently determining these components, we expect them to include selling, general and administrative expenses and cost of sales. We will also provide the expanded information for our segment results for 2002 and 2001.

The wireline segment, which accounted for approximately 74% of our consolidated segment operating revenues and 58% of our consolidated segment income in 2002, operates as both a retail and wholesale seller of communications services. We provide landline telecommunications services, including local and long-distance voice, switched access, messaging service, and data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Prior to the fourth quarter of 2000, the wireless segment, which accounted for approximately 17% of our consolidated segment operating revenues and 12% of our consolidated segment income in 2002, included our consolidated businesses that provided wireless telecommunications services and sold wireless equipment. In October 2000, we contributed substantially all of our wireless businesses to Cingular and began reporting results from Cingular’s operations as equity in net income of affiliates in our reported results (see our consolidated financial statements). However, when analyzing our operating segment results, we continue to evaluate Cingular’s performance in our wireless segment. This means that we include 60% of Cingular’s revenues and expenses, which equals our economic ownership percentage, in our wireless segment. Cingular offers both wireless voice and data communications services across most of the United States, providing cellular and PCS services.

The directory segment, which accounted for approximately 9% of our consolidated segment operating revenues and 21% of our consolidated segment income in 2002, includes all directory operations, including Yellow and White Pages advertising and electronic publishing. All investments with primarily international operations are included in the international segment, which accounted for less than 1% of our consolidated segment operating revenues and 7% of our consolidated segment income in 2002.

The following tables show components of results of operations by segment. A discussion of significant segment results is also presented following each table. Capital expenditures for each segment are discussed in “Liquidity and Capital Resources”.

Wireline
Segment Results
Percent Change
2002 vs.	2001 vs.
2002	2001	2000	2001	2000
Segment operating revenues
Voice	$24,716	$26,676	$26,950	(7.3)%	(1.0)%
Data	9,639	9,631	8,181	0.1	17.7
Long-distance voice	2,324	2,436	2,525	(4.6)	(3.5)
Other	1,713	1,947	2,235	(12.0)	(12.9)
Total Segment Operating Revenues	38,392	40,690	39,891	(5.6)	2.0
Segment operating expenses
Operations and support	23,008	24,315	23,659	(5.4)	2.8
Depreciation and amortization	8,442	8,383	7,869	0.7	6.5
Total Segment Operating Expenses	31,450	32,698	31,528	(3.8)	3.7
Segment Operating Income	6,942	7,992	8,363	(13.1)	(4.4)
Equity in Net Income of Affiliates	-	-	(12)	-	-
Segment Income	$6,942	$7,992	$8,351	(13.1)%	(4.3)%

Excluded from the above segment income are the following special items:

2002	2001	2000
A	$859	C	$(959)	G	$(444)
B	125	D	6	H	1,070
		E	197
F	600

A.	On a total company basis, we had combined charges of $872 (recorded in reported operating expenses) for enhanced pension benefits, pension settlements, severance costs and real estate costs related to work force-reduction programs; $859 of this related to wireline entities.
B.	Additional bad debt reserves of $125 (recorded in reported operating expenses) as a result of the July 2002 WorldCom Inc. (WorldCom) bankruptcy filing, related to wireline entities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

C.	On a total company basis, we had pension settlement gains of $(1,097) (recorded in reported operating expenses) related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program; $(959) of this related to wireline entities.
D.	On a total company basis, we had combined charges of $316 (recorded in reported operating expenses) related to impairment of our cable operations; $6 of this related to wireline entities.
E.	A charge of $197 (recorded in reported operating expenses) representing a proposed settlement agreement with the Illinois Commerce Commission (ICC) related to a provision of the Ameritech merger, related to wireline entities. The amount represents an estimate of all future savings to be shared with our Illinois customers.
F.	On a total company basis, we had combined charges of $619 (recorded in reported operating expenses) associated with our comprehensive review of operations in the fourth quarter of 2001, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 2); $600 of this related to wireline entities.
G.	On a total company basis, we had pension settlement gains of $(512) (recorded in reported operating expenses and equity in net income of affiliates) associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 10); $(444) of this related to wireline entities.
H.	On a total company basis, we had costs of $1,183 (recorded in reported operating expenses) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech; $1,070 of this related to wireline entities.

In the second quarter of 2002, we began reporting product-based revenue categories for this segment. The new categories, voice, data and long-distance voice, are more closely aligned with how we currently manage the business. Our wireline segment operating income margin was 18.1% in 2002, compared to 19.6% in 2001 and 21.0% in 2000. The declines in our wireline segment operating income margin were due primarily to the loss of revenues from retail access lines caused by providing below-cost UNE-Ps to competitors. This revenue decline was greater than our expense reductions in response to UNE-P pricing, the weak U.S. economy, and increased competition, including technology substitution. The overall effect was a decline of 13.1% in wireline segment income. See below for further discussion of the details of our wireline segment revenue and expense.

Voice revenues decreased $1,960, or 7.3%, in 2002 and $274, or 1.0%, in 2001 due primarily to the loss of retail access lines caused by providing below-cost UNE-P, the weak U.S. economy, and increased competition, including technology substitution. See further discussion on the impacts of UNE-P in “Operating Environment and Trends of the Business”. During 2002, as compared to 2001, our retail consumer and business access lines decreased by 9.1% and 6.7% respectively, and our total access lines declined by 4.1%. During 2001, as compared to the prior year, our retail consumer and business access lines decreased by 4.3% and 4.5% respectively, and our total access lines declined by 2.8%. The revenue decreases associated with these continued access-line declines were approximately $1,117 in 2002 and $634 in 2001. In 2002, vertical services revenues (e.g., Caller ID and voice mail) decreased approximately $168, also due in part to access-line declines.

Equipment sales declined approximately $248, and continued declines in our payphone business decreased revenue by approximately $130 in 2002. Voice revenues decreased $86 due to the July 2000 Coalition for Affordable Local and Long Distance Service (CALLS) order which capped prices for certain services. Revenue also decreased approximately $212 due to usage-based pricing (versus fixed fees) and other pricing responses to competitors’ offerings. Revenue was also lower in 2002 by approximately $117 due to June 2001 Illinois legislation which increased 2001 revenues. The June 2001 Illinois legislation imposed new requirements on Illinois telecommunications companies relating to service standards, service offerings and competitive access to our network. Revenue in 2002 was also lower by approximately $66 due to the reversal of an accrual related to an FCC rate-related issue which increased 2001 revenue. The remainder of the decrease in 2002 was due to various demand-related declines. Partially offsetting these revenue declines, wholesale revenues increased approximately $200. The 2002 degree of increase was less than the increase for 2001, reflecting a shift from resale lines (which have higher rates compared to UNE-P) to UNE-P lines provided to competitors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

In 2001, in addition to the decline in access-line revenues discussed above, revenues from equipment sales decreased approximately $114 and revenue from our payphone business decreased $155. Voice revenues also decreased approximately $283 during 2001 due to the impact of CALLS. Partially offsetting these revenue declines, wholesale revenues increased approximately $455 and revenue from vertical services increased approximately $127; however, the sequential quarterly growth rate for vertical services during the year steadily declined. Revenue in 2001 also increased approximately $247 due to the June 2001 Illinois legislation and $66 due to the FCC rate-related issue mentioned above.

Data revenues increased $8, or 0.1%, in 2002 and $1,450, or 17.7%, in 2001, due primarily to increased data transport services revenues. Overall data growth continued to slow throughout 2002 due to the weak U.S. economy and, in particular, by cutbacks at internet service providers (ISPs) and wholesale (long-distance and competitive local service providers) customers.

Data transport services represented about 75% of our total data revenues in both 2002 and 2001 and increased 5.2% in 2002 and 20.6% in 2001. DSL, our broadband internet-access service, increased data transport revenues by approximately $326 in 2002 and $319 in 2001. DSL lines grew to approximately 2,199,000 in 2002 compared to 1,333,000 at the end of 2001 and 767,000 at the end of 2000. We expect DSL to make a positive contribution to wireline segment income in the next 12 to 18 months. Continued demand for certain high-capacity services such as DS3s, SONET (a dedicated high-speed solution for multi-site businesses), and ATM increased by approximately $109 in 2002 and $980 in 2001. The impact of CALLS decreased data transport revenue approximately $78 in 2002 and $76 in 2001. Revenue from our e-commerce offerings showed a net increase in revenue of approximately $152 in 2002 and $131 in 2001. The 2002 increase in e-commerce revenue was primarily due to our acquisition of Prodigy in late 2001.

The increases in data transport and e-commerce services were virtually offset in 2002 by a decrease of approximately $537 in revenues from data equipment sales and network integration services. In 2001, revenue from data equipment sales and network integration services increased approximately $114; however, revenue declined sequentially during the second half of the year primarily due to our efforts in the third quarter of 2001 to de-emphasize low-margin equipment sales.

Long-distance voice revenues decreased $112, or 4.6%, in 2002 and $89, or 3.5%, in 2001 reflecting declines in retail local toll revenues primarily due to competition in all 13 states only partially offset by increases in long-distance revenues in the states where we were authorized to offer it. During 2002, retail intraLATA long-distance (local toll) revenues decreased approximately $381, caused partially by a decline in minutes of use during the year of approximately 19.6%, which decreased revenues by approximately $171. IntraLATA revenues also decreased approximately $85 resulting from access line losses. As we have already opened our markets to competition, which is a requirement to gain approval to offer interLATA long-distance (traditional long-distance) in our entire 13-state area, we expect further losses in intraLATA revenues. Partially offsetting the intraLATA revenue decline, retail interLATA revenues increased approximately $155, resulting from our 2001 entries into the Arkansas, Kansas, Missouri and Oklahoma long-distance markets in addition to our previous entries into the Texas and Connecticut markets. Future interLATA revenues will reflect our December 2002 entry into the California market. The status of our interLATA long-distance entry into our six remaining in-region states is discussed in “Expected Growth Areas”.

Revenue of approximately $114 from wholesale long-distance services provided to Cingular under a 2002 related-party agreement also offset the decrease in total long-distance voice revenue during 2002. However, this did not have a material impact on our net income as the long-distance revenue was mostly offset when we recorded our share of equity income in Cingular. Excluding the revenues generated from our agreement with Cingular, long-distance voice revenues decreased approximately $226, or 9.3%, in 2002.

In 2001, long-distance service revenues decreased approximately $245 due to competitive losses resulting from competitors’ customers no longer being required to dial special access codes for local toll calls and $146 attributable to competitive pricing actions in the Ameritech region. These losses were partially offset by an increase of approximately $322 resulting from our entries into the long-distance markets mentioned above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Other operating revenues decreased $234, or 12.0%, in 2002 and $288, or 12.9%, in 2001. Demand for directory and operator assistance, carrier billing and collection, and other miscellaneous products and services decreased approximately $127 in 2002 and $88 in 2001. Partially offsetting these decreases, price increases added revenue of approximately $63 in 2002. Pricing actions decreased revenues approximately $113 in 2001. In addition, adjustments to our deferred activation revenues decreased revenues in 2002, but increased revenues in 2001.

Operations and support expenses decreased $1,307, or 5.4%, in 2002 and increased $656, or 2.8%, in 2001. Costs associated with equipment sales and related network integration services decreased approximately $711 in 2002, compared to an increase of $70 in 2001, primarily due to previous efforts to de-emphasize low-margin equipment sales. Primarily in response to below-cost UNE-P pricing, we have continued to reduce our work force, consequently decreasing expenses approximately $571 in 2002. We do not experience any significant reduction in expenses for retail access lines lost to UNE-P pricing as we must provide the network support for those lines marketed by our competitors. Other nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs decreased approximately $288 in 2002 as we responded to the current regulatory and economic environment. Termination of most management vacation carry-over policies and reductions in other employee-related expenses such as travel, training and conferences decreased expenses approximately $300 in 2002. Reciprocal compensation expense increased approximately $44 in 2002 primarily due to growth in wireless and competitive local exchange carrier minutes of use on our network, partially offset by lower rates in effect during the year. This compares to an increase in reciprocal compensation of approximately $185 in 2001. Approximately $134 of the decrease in 2002 was primarily due to one-time expenses incurred in 2001 to implement Illinois legislation discussed in “Voice” revenues above. Our provision for uncollectible accounts decreased approximately $138 in 2002, which included a reversal of approximately $36 related to a change in our estimate of how long it takes to collect a delinquent account. Our methodology is discussed under “Accounting Policies and Standards”.

The cost of providing our pension and health-care benefits increased approximately $682 in 2002 primarily due to a decreased asset base of our employee pension benefit plans from net investment losses and previous recognition of pension settlement gains reducing the amount of unrealized gains recognized in the current year. Increased medical and prescription drug claim costs and the reduction in the discount rate used for determining our pension and postretirement projected benefit obligations also contributed to increased personnel benefit costs in 2002. These matters are more fully discussed above under “Consolidated Results - Operating expenses”.

Our provision for uncollectible accounts increased approximately $540 in 2001, as we experienced greater losses on receivables due to the weak U.S. economic environment. Costs to restore the quality of service in our midwest region, along with our entry into the traditional long-distance market in four states, increased expenses approximately $580 in 2001. Costs associated with the launch of our DSL service and our acquisition of Prodigy late in 2001 increased expenses approximately $170 in 2001. Expenses decreased approximately $635 in 2001 due to work force-reductions, early retirements, lower personnel benefit costs and gains from certain employee postretirement plans.

Depreciation and amortization expenses increased $59, or 0.7%, in 2002 and increased $514, or 6.5%, in 2001. The increase in 2002 is primarily due to higher plant levels although the rate of increase was limited by our reduced capital expenditures. This increase was partially offset by approximately $161 in 2002, as goodwill is no longer amortized in accordance with FAS 142 (see Note 1). The majority of the increase in 2001 was related to higher plant levels from the build-out of our broadband network and launch of new products and services, including DSL and internet data centers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Wireless
Segment Results
Percent Change
2002 vs.	2001 vs.
2002	2001	2000	2001	2000
Segment operating revenues
Subscriber revenues	$7,745	$7,307	$6,480	6.0%	12.8%
Other	1,091	1,340	1,462	(18.6)	(8.3)
Total Segment Operating Revenues	8,836	8,647	7,942	2.2	8.9
Segment operating expenses
Operations and support	6,093	5,957	5,348	2.3	11.4
Depreciation and amortization	1,240	1,232	1,083	0.6	13.8
Total Segment Operating Expenses	7,333	7,189	6,431	2.0	11.8
Segment Operating Income	1,503	1,458	1,511	3.1	(3.5)
Equity in Net Income of Affiliates	(4)	(11)	12	63.6	-
Segment Income	$1,499	$1,447	$1,523	3.6%	(5.0)%

Excluded from the above segment income in 2002 is the following special item:

  A charge of $142 in 2002 (recorded in equity in net income of affiliates for reported results) for our proportionate share of impairments, severance and restructuring costs at Cingular. The impairments included, among other items, write-downs related to Cingular interactive paging and transmission equipment in markets with complete system conversions.

We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e. 50/50) with our 40% economic partner in the joint venture. We have equal voting rights and representation on the board of directors that controls Cingular. This means that our reported results include Cingular’s results in the “Equity in Net Income of Affiliates” line. However, when analyzing our segment results, we evaluate Cingular’s results as part of the wireless segment. Accordingly, in the segment table above, we include 60% of the Cingular revenues and expenses under “Segment operating revenues” and “Segment operating expenses”, excluding $142 of expenses noted in the special item above. Including 60% of Cingular’s results in our segment operations (rather than in equity in net income of affiliates) changes our wireless segment’s revenues, expenses, operating income and nonoperating items, but does not change our wireless segment income, consolidated segment net income, or reported net income. We also include our proportionate share of depreciation and amortization expense from the Cingular-T-Mobile USA, Inc. (T-Mobile) (formerly known as VoiceStream Wireless Corporation) network sharing agreement, which Cingular accounts for on the equity method of accounting. The results in the table above also include our residual wireless properties that we hold which have not been contributed to Cingular.

Our wireless segment operating income margin was 17.0% in 2002, 16.9% in 2001 and 19.0% in 2000. Cingular’s addition of quality postpaid customers and ability to reduce system costs per minute of use in 2002, as compared to 2001, have helped to maintain the stable segment operating income margin for those years. See further discussion of the details of our wireless segment revenues and expenses below.

Subscriber revenues increased $438, or 6.0%, in 2002 and $827, or 12.8%, in 2001. The 2002 increase was primarily driven by Cingular’s continued focus on quality postpaid customer growth, which increased 4.9% in 2002. However, these postpaid customer additions are increasing at a lesser rate than in prior periods. Also contributing to the increased revenues were handset guaranty premiums paid by customers to a new Cingular insurance subsidiary. Although not yet a significant part of Cingular’s business, data revenues increased 48.2%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Partially offsetting these increases were decreased long-distance and incollect roaming revenues, which will continue as Cingular continues to market rate plans that include these features for no additional charge. During 2002, Cingular experienced a 45.1% decrease in subscribers served through reseller agreements. Reseller customers comprise approximately 3% of Cingular’s customer base and contributed to the decreased subscriber revenues. On average, Cingular has four to five other wireless competitors in each of its markets. At December 31, 2002, Cingular had approximately 21,925,000 cellular/PCS customers, as compared to 21,596,000 at December 31, 2001.

The 2001 increase was primarily related to growth in customer base accompanied by existing customers shifting to higher monthly rate plans, increased minutes of use and the sale of higher access rate plans to new customers. During 2001, Cingular focused on policies that had the effect of shifting subscribers from analog plans to digital plans.

Other revenues decreased $249, or 18.6%, in 2002 and $122, or 8.3%, in 2001. The 2002 decrease was primarily due to reductions in roaming rates with major roaming partners to support all-inclusive rate plans and decreased minutes of use on Cingular’s network caused by the continued build-out of competitors’ networks. Also contributing to the decline in other revenues were decreased equipment revenues, reflecting the decrease in customer additions, which was partially offset by revenues associated with a 2002 equipment upgrade promotion.

The 2001 decrease was due to a decline in roaming revenues from other carriers, reflecting the continued build-out of competitors’ networks, which resulted in fewer of their customers’ minutes on Cingular’s network and lower negotiated rates with other carriers. Equipment revenues also declined due to a lower customer growth rate in 2001.

Operations and support expenses increased $136, or 2.3%, in 2002 and $609, or 11.4%, in 2001. The 2002 increase was primarily due to significant increases in minutes of use on the network, and increased incollect roaming and long-distance costs, which were driven by customer migrations to rate plans that include these services for no additional charge. Minutes of use increased approximately 34% over the prior year, which was primarily caused by demand for digital plans with more included minutes and off-peak promotions, which allow for a large number of free minutes.

The 2001 increase was primarily due to increased minutes of use on the network, increased long-distance expenses as more plans included free long-distance, and the Cingular national branding campaign that was completed in 2001. These increases were partially offset by new long-distance rates with BellSouth and SBC that became effective June 2001 and administrative cost savings gained through the formation of Cingular.

Depreciation and amortization expenses increased by $8, or 0.6%, in 2002 and $149, or 13.8%, in 2001. The 2002 increase was due to higher plant levels that were mostly offset by a decrease of approximately $182, as goodwill and FCC licenses are no longer amortized in accordance with FAS 142 (see Note 1). The 2001 increase was due to higher plant levels.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Directory
Segment Results
Percent Change
2002 vs.	2001 vs.
2002	2001	2000	2001	2000
Segment Operating Revenues	$4,451	$4,468	$4,340	(0.4)%	2.9%
Segment operating expenses
Operations and support	1,928	1,907	2,017	1.1	(5.5)
Depreciation and amortization	30	36	32	(16.7)	12.5
Total Segment Operating Expenses	1,958	1,943	2,049	0.8	(5.2)
Segment Income	$2,493	$2,525	$2,291	(1.3)%	10.2%

Excluded from the above segment income are the following special items:

2002	2001	2000
A	$3	B	$(24)	D	$(17)
C	19	E	30

A.	On a total company basis, we had combined charges of $872 (recorded in reported operating expenses) for enhanced pension benefits, pension settlements, severance costs and real estate costs related to work force-reduction programs; $3 of this related to directory entities.
B.	On a total company basis, we had pension settlement gains of $(1,097) (recorded in reported operating expenses) related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program; $(24) of this related to directory entities.
C.	On a total company basis, we had combined charges of $619 (recorded in reported operating expenses) associated with our comprehensive review of operations in the fourth quarter of 2001, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 2); $19 of this related to directory entities.
D.	On a total company basis, we had pension settlement gains of $(512) (recorded in reported operating expenses and equity in net income of affiliates) associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 10); $(17) of this related to directory entities.
E.	On a total company basis, we had costs of $1,183 (recorded in reported operating expenses) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech; $30 of this related to directory entities.

Our directory segment income margin was 56.0% in 2002, compared to 56.5% in 2001 and 52.8% in 2000. Directory revenues decreased and expenses increased in 2002, reflecting increased competition and a weak U.S. economy. Revenues increased in 2001 due to demand and expenses decreased due to merger efficiencies and cost-containment efforts. Occasionally, from period to period, we change the timing of our directory book publication dates. The timing of these directory publication dates is changed for various reasons, including maximizing the efficiency of the sales force and responding to competitors’ offerings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Segment operating revenues decreased $17, or 0.4%, in 2002 and increased $128, or 2.9%, in 2001. The decreased revenues in 2002 primarily related to a decrease in demand of approximately $47 while the increased revenues in 2001 were related to increased demand of approximately $49. The decreased revenues in 2002 were partially offset by a net change in the timing of directory publications of approximately $30 in 2002 and $79 in 2001. The change in timing is the result of a decrease of approximately $110 in 2002 and $47 in 2001 related to books that were published one less time than in the previous year. This was partially offset by an increase of $13 in 2002 and $2 in 2001 due to books published in that calendar year but not the previous calendar year. Finally, the change in timing included an increase of approximately $127 in 2002 and $124 in 2001 from extensions of book publication dates within the same calendar year.

Operations and support expenses increased $21, or 1.1%, in 2002 and decreased $110, or 5.5%, in 2001. The increased expenses for 2002 were due to higher pension and benefit-related costs. The increased expenses were partially offset by an approximately $26 decrease in expenses associated with changes in publications dates. The decrease in expense in 2001 was primarily related to lower compensation related expenses, as a result of merger initiatives, a 2000 pension and retirement program, and cost-containment efforts. This 2001 decrease was partially offset by an approximately $37 increase from expenses associated with shifts in directory publication dates.

International
Segment Results
Percent Change
2002 vs.	2001 vs.
2002	2001	2000	2001	2000
Segment Operating Revenues	$35	$185	$328	(81.1)%	(43.6)%
Segment Operating Expenses	85	243	476	(65.0)	(48.9)
Segment Operating Income (Loss)	(50)	(58)	(148)	13.8	60.8
Equity in Net Income of Affiliates	926	800	862	15.8	(7.2)
Segment Income	$876	$742	$714	18.1%	3.9%

Excluded from the above segment income are the following special items:

2002	2001	2000
A	$(326)	C	$(2)	F	$(68)
B	101	D	49	G	3
E	197

A.	Income of $(326) (recorded in reported equity in net income of affiliates) related to international entities and consisting of 1) income of $(371) from our proportionate share of the gains at TDC and Belgacom related to the disposition of their Netherlands wireless operations as a result of a call by a subsidiary of Deutsche Telekom A.G. (Deutsche Telekom). The components of this amount included a gain at Belgacom of $(75) on the disposition and a direct and indirect gain at TDC of $(296); 2) a gain of $(13) for a reduction in a previously recorded restructuring accrual at a TDC affiliate; and 3) a charge of $58 related to impairments on TDC's investments in Poland, Norway and the Czech Republic.
B.	A charge of $101 (recorded in reported equity in net income of affiliates) related to international entities and representing our proportionate share of restructuring costs at Belgacom. These costs were primarily related to a work force-reduction initiative.
C.	On a total company basis, we had pension settlement gains of $(1,097) (recorded in reported operating expenses) related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program; $(2) of this related to international entities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

D.	A charge of $49 (recorded in reported equity in net income of affiliates) indicated by a transaction pending as of December 31, 2001, to reduce the indirect book value of our investment in Telecom Americas, related to international entities.
E.	A charge of $197 (recorded in reported equity in net income of affiliates) for costs related to TDC's decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of the goodwill we allocated to Talkline, related to international entities.
F.	Gains of $(68) (recorded in reported equity in net income of affiliates) related to the sale of our indirect investment in Netcom GSM, an international equity affiliate.
G.	On a total company basis, we had pension settlement gains of $(512) (recorded in reported operating expenses and equity in net income of affiliates) associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 10); $3 of this related to international entities.

Our international segment consists almost entirely of equity investments in international companies, the income from which we report as equity in net income of affiliates. Revenues from direct international operations are less than 1% of our consolidated revenues. Results for 2002 largely reflect the January 1, 2002 adoption of FAS 142 by our international holdings, which eliminated the amortization of goodwill embedded in our equity investments, and lower operating expenses. As discussed below, this adoption had the effect of increasing segment income. Partially offsetting this increase was the prior sale of an international investment resulting in decreased 2002 long-distance revenues. We discuss our annual results first and then summarize in a table the individual results for our significant equity holdings.

Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. See Note 8 for a discussion of how we manage foreign-exchange risk. Our foreign investments are recorded under GAAP, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries.

Segment operating revenues decreased $150, or 81.1%, in 2002 and $143, or 43.6%, in 2001. Revenues declined due to the September 2001 disposition of Ameritech Global Gateway Services (AGGS), our international long-distance subsidiary, and lower management-fee revenues. Lower long-distance activity prior to our disposition of AGGS also contributed to the 2001 decrease.

Segment operating expenses decreased $158, or 65.0%, and $233, or 48.9%, in 2001. The decrease was primarily due to the disposition of AGGS. Also contributing to the 2001 decrease was lower long-distance activity prior to the AGGS disposition and reduced depreciation expense due to certain property, plant and equipment being fully depreciated during the first quarter of 2001.

Equity in net income of affiliates increased $126, or 15.8%, in 2002 and decreased $62, or 7.2%, in 2001. The 2002 increase includes approximately $220 resulting from the January 1, 2002 adoption of FAS 142, which eliminated the amortization of goodwill embedded in our investments in equity affiliates. Excluding the effects of adopting FAS 142, our equity in net income of affiliates would have decreased $94, or 11.8%, in 2002.

Increases in equity in net income of affiliates for 2002 consisted of a gain of approximately $145 from Belgacom’s sale of a portion of its Netherlands wireless operations to an unaffiliated special purpose entity (SPE). The 2002 gain was approximately $81 higher than a similar gain in 2001 of approximately $64. As part of the original transaction, the SPE had the right to put the investment to a subsidiary of Deutsche Telekom. During September 2002, the remaining shares of the Netherlands wireless operations that were held by Belgacom and TDC were called, noted in special item A above. Equity in net income of affiliates in 2002 also increased due to the 2001 loss of approximately $32 on Belgacom’s sale of its French internet business, Infonie.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Decreasing 2002 equity in net income of affiliates were restructuring charges of approximately $58 taken in 2002 by Bell Canada and the prior-year one-time gain of approximately $49 on Bell Canada’s 2001 sale of Sympatico-Lycos, partially offset by a one-time gain of approximately $28 from Bell Canada’s partial sale of Telebec in 2002. Our equity income from Bell Canada was also lower as compared to 2001 by approximately $101 as a result of our May 2002 change from the equity method to the cost method of accounting for that investment. Our removal from day-to-day management and the progression of negotiations to sell our interest in Bell Canada resulted in this change (see Note 2). A 2001 gain on the sale of AOL France by Cegetel S.A. (Cegetel) decreased 2002 equity in net income of affiliates approximately $53.

The 2001 decrease includes a decrease of approximately $295 from Belgacom and TDC, primarily related to decreased earnings from their foreign affiliates and the inclusion in 2000 results of the gain on the sale of Telenordia, partially offset by the gain of approximately $64 related to Belgacom’s fourth-quarter 2001 sale of a portion of its Netherlands wireless operations to an unaffiliated SPE. The third-quarter 2000 sale of our investment in MATÁV reduced earnings approximately $65 in 2001 as compared to 2000. Lower income from South American wireless companies held by América Móvil, certain true-up adjustments in 2000 at Telmex and our smaller ownership percentage at these affiliates resulted in a decrease of approximately $26.

Offsetting these 2001 decreases were increases of approximately $92 resulting from wireless subscriber growth, higher average revenue per customer and Cegetel’s second-quarter 2001 sale of AOL France. Bell Canada’s first-quarter 2001 gain on their disposition of an ISP subsidiary and improved operating results contributed approximately $74 to the increase in 2001. Also offsetting the decrease was the elimination of losses, on a comparative basis, of approximately $139 resulting from the first-quarter 2001 disposition of diAx A.G. (diAx), a Swiss mobile and landline operator, and the exchange of our equity investment in ATL for a cost investment in Telecom Américas.

Our equity in net income of affiliates by major investment at December 31, are listed below:

2002	2001	2000
América Móvil	$60	$10	$-
Belgacom	215	85	125
Bell Canada	53	176	102
Cegetel	88	94	2
TDC	258	40	295
Telkom South Africa	31	54	30
Telmex	219	325	361
Other	2	16	(53)
International Equity in Net Income of Affiliates	$926	$800	$862

America Movil was spun-off from Telmex in 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Other
Segment Results
Percent Change
2002 vs.	2001 vs.
2002	2001	2000	2001	2000
Segment Operating Revenues	$389	$586	$1,098	(33.6)%	(46.6)%
Segment Operating Expenses	146	450	994	(67.6)	(54.7)
Segment Operating Income	$243	$136	$104	78.7%	30.8%

Excluded from the above segment operating income are the following special items:

2002	2001	2000
A	$10	B	$(112)	D	$(54)
		C	310	E	83
				F	132
G	619

A.	On a total company basis, we had combined charges of $872 (recorded in reported operating expenses) for enhanced pension benefits, pension settlements, severance costs and real estate costs related to work force-reduction programs; $10 of this related to other entities.
B.	On a total company basis, we had pension settlement gains of $(1,097) (recorded in reported operating expenses) related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program; $(112) of this related to other entities.
C.	On a total company basis, we had combined charges of $316 (recorded in reported operating expenses) related to impairment of our cable operations; $310 of this related to other entities.
D.	On a total company basis, we had pension settlement gains of $(512) (recorded in reported operating expenses and equity in net income of affiliates) associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 10); $(54) of this related to other entities.
E.	On a total company basis, we had costs of $1,183 (recorded in reported operating expenses) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech; $83 of this related to other entities.
F.	A charge of $132, related to other entities (recorded in reported operating expenses) related to in-process research and development from the March 2000 acquisition of Sterling (see Note 2).
G.	Combined charges of $619, related to other entities (recorded in reported operating expenses) related to valuation adjustments of SecurityLink and the restructure of agreements with Prodigy (see Note 2).

Our other segment results in 2002 primarily consist of corporate and other operations. The 2001 results primarily include our Ameritech cable television operations, which we sold in November 2001. The 2000 results include our Ameritech security monitoring business, which we sold in January 2001. See Note 2 for further details on these dispositions.

Operating Environment and Trends of the Business

2003 Revenue Trends For 2003, we expect current economic and competitive trends to continue. We expect continued losses in access-lines, and associated revenues due to the effects of UNE-P and competition. We expect these losses to be partially offset later in the year by interLATA long-distance entry into our remaining in-region states and marketing of new combinations of our products (bundling). We expect modest growth in data transport revenues, reflecting the weak economy and continued cutbacks by our wholesale customers. We expect modest subscriber and revenue growth at Cingular. Overall, we expect total consolidated revenue to decline slightly in 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

2003 Pension and Retiree Medical Cost Expense Trends As a result of rising medical and prescription drug costs, economic impacts and assumption changes discussed below, we expect combined net pension and postretirement cost of between $1,800 and $2,000 ($0.36 to $0.40 per share) in 2003, compared to our combined net pension and postretirement benefit of $82 in 2002. Approximately 10% of these costs will be capitalized as part of construction labor, providing a small reduction in the net expense recorded. Certain factors, such as investment returns, depend largely on trends in the U.S. securities market and the general U.S. economy. Our ability to improve the performance of those factors is limited. In particular, a continued weakness in the securities markets and U.S. economy could result in investment losses and a decline in plan assets, which under GAAP we will recognize over the next several years. Should the securities markets continue to decline and medical and prescription drug costs continue to increase significantly, we would expect increasing annual combined net pension and postretirement cost for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

The weighted average expected return on assets assumption, which reflects our view of long-term returns, is one of the most significant of the weighted average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. Based on our long-term expectations of market returns in future years, we lowered our long-term rate of return on plan assets from 9.5% to 8.5% for 2003. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2003 combined pension and postretirement cost to increase approximately $342 over 2002 (analogous change would result from a 1% increase). Also, rising medical and prescription drug costs caused us to increase our assumed medical expense trend rate for 2003 from 8.0% to 9.0% for retirees 64 and under and from 9.0% to 10.0% for retirees 65 and over, trending to an expected increase of 5.0% in 2009 for all retirees.

Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced in the last several years, we expect this methodology to contribute approximately $605 to our combined net pension and postretirement cost in 2003 as compared with not using this methodology. This methodology did not have a significant effect on our 2002, 2001 or 2000 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets.

For the majority of our nonmanagement labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from retirees, we have waived the cap during the relevant contract periods and thus not collected contributions from those nonmanagement retirees. Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, we do not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., we assume the cap will be waived for all future contract periods). If we were able to account for the cap as written in the contracts, our postretirement benefit cost would have been reduced by $606, $476 and $571 in 2002, 2001 and 2000. We expect that not accounting for the cap as written in the contracts will result in approximately $900 of postretirement benefit cost during 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Other 2003 Expense Trends We expect total operating expenses to increase significantly in 2003, due primarily to increases in our pension and postretirement benefit costs as noted above. In addition, to support interLATA long-distance entry into our remaining in-region states and our bundling marketing initiatives, we expect our advertising expense to increase along with increases in our sales force. We expect the increase in our sales force numbers to be offset by declines in other areas of our work force.

Operating Environment Overview Passage of the Telecommunications Act of 1996 (Telecom Act) was intended to promote competition and reduce regulation in U.S. telecommunications markets. Despite passage of the Telecom Act, the telecommunications industry, particularly incumbent local exchange carriers such as our wireline subsidiaries, and advanced services including DSL, continue to be subject to significant regulation. The expected transition from an industry extensively regulated by multiple regulatory bodies to a market-driven industry monitored by state and federal agencies has not occurred as anticipated.

Our wireline subsidiaries remain subject to extensive regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. For example, certain state commissions, including those in California, Illinois, Michigan, Ohio and Indiana, have significantly lowered the wholesale rates we are allowed to charge competitors, including AT&T and WorldCom, for leasing parts of our network (unbundled network elements, or UNEs). These mandated rates, which are below our cost, are significantly contributing to continuing declines in our access-line revenues and profitability. When UNEs are combined by incumbent local exchange carriers into a complete set capable of providing total local service to a customer, then they are referred to as UNE-P. Under UNE-P, our competitors market the lines and collect revenue from the customer, but we still incur the network costs. At December 31, 2002 we had lost approximately 5 million customer lines to competitors who obtained UNE-P lines from us, with approximately 2.6 million lost during 2002. These UNE-P regulations are also contributing to decreases in our switched access revenue and universal service fees and other fees, which have in the past substantially contributed financial support for the operation of the network for all customers.

During 2002, primarily in response to the impact of UNE-P, the sluggish economy, increased competition and substitution, we eliminated approximately 20,000 full-time employee and contractor positions (9,000 in the fourth quarter of 2002) and we reduced our 2003 capital expenditure budget to between $5,000 and $6,000, from the $6,808 actual expenditures in 2002 (reflecting a reduction from the original total 2002 budget, which was between $9,200 and $9,700). In February 2003, the FCC completed its triennial review of UNE regulations. The FCC review included a wide range of UNE issues, including UNE-P, dark fiber (unused fiber that does not have a communications signal) and unbundled transmittal of communications services. Several state commissions are also reviewing UNE-P regulations. If current UNE-P regulations remain in place or are revised to be even more detrimental to our business, we could experience additional and more significant declines in access-line revenues, which, in turn, could reduce returns on our invested capital and result in further reductions in capital expenditures and employment levels. The text of the FCC’s triennial review decision was not available as of the deadline for printing this Annual Report. A discussion of the FCC’s triennial review will be included in our 2002 Form 10-K. Additionally, as discussed in “Data/Broadband” below, broadband regulations have also caused us to reduce capital expenditures.

This continuing difficult and uncertain regulatory environment combined with the continued weakness in the U.S. economy and increasing local competition from multiple wireline and wireless providers in various markets presents significant challenges for our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Expected Growth Areas We expect the wireline segment to remain the most significant portion of our business and have also discussed trends affecting this segment (see “Wireline Segment Results”). Over the next few years we expect an increasing percentage of our revenues to come from two areas within the wireline segment, data/broadband and interLATA long-distance, and from our wireless segment. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Data/Broadband In October 1999, we announced plans to upgrade our network to make broadband services available to approximately 80% of our U.S. wireline customers over the four years through 2003 (Project Pronto). Due to the weakening U.S. economy and an adverse regulatory environment, in October 2001 we announced a scale-back in our broadband deployment plans. Specifically, burdensome FCC and state commission regulations regarding our DSL network have added significantly to our costs and delayed our ability to earn a profit on DSL service. Our cable modem competitors are not subject to these regulations. This adverse regulatory environment was the primary reason we decided to slow the build-out of our broadband network. We expect to spend significantly less on capital expenditures due to this scale-back. Despite this scale-back, our DSL lines continue to grow and were approximately 2,199,000 at December 31, 2002, compared to 1,333,000 at the end of 2001 and we expect to achieve profitability in early 2004. Our addressable broadband market included 66% of our consumer and small-business locations at December 31, 2002.

The FCC began its review of the rules for the provision of domestic broadband services by incumbent local carriers or their affiliates in December 2001. The FCC is reviewing broadband services offered over cable, satellite and wireless platforms in addition to traditional wireline offerings. In February 2002, the FCC issued a notice of proposed rulemaking tentatively concluding that wireline broadband access services are information services rather than telecommunications services, which would result in less regulation. The FCC also is considering eliminating the requirement that wireline telephone companies provide the transmission component of broadband internet access services as stand-alone telecommunications services and whether it should adopt an alternative broadband access requirement for ISPs. Cable operators have no obligation to provide third-party ISPs access to their broadband networks at this time, although the FCC has initiated a proceeding to consider the issue.

In December 2002, the FCC ruled that advanced services, such as DSL, provided through one of our advanced services subsidiaries, are not subject to tariff regulations and cost study requirements. However, we are still required to retain cost data and offer our retail advanced services for resale at a discount. This ruling should allow us to respond more quickly to offerings by unregulated competitors. The FCC is expected to complete its broadband review in mid-2003 and the effect of the review on our results of operations and financial position cannot be determined at this time.

Long-Distance We offer landline interLATA (traditional) long-distance services to customers in selected areas outside our wireline subsidiaries’ operating areas. Further, we offer interLATA wireline long-distance services to customers in Texas, Kansas, Oklahoma, Arkansas, Missouri and Connecticut. The FCC approved our application to provide wireline interLATA long-distance for California customers effective in December 2002, and we launched service in California under the SBC brand on December 30, 2002. Additionally, in December 2002, the Public Utilities Commission of Nevada approved our Nevada wireline subsidiary’s application to enter the interLATA long-distance market in Nevada and we filed for approval from the FCC on January 14, 2003. In January 2003, the Michigan Public Service Commission approved our Michigan wireline subsidiary’s application to enter the interLATA long-distance market in Michigan and we filed for approval from the FCC on January 16, 2003. The FCC must issue its decision within 90 days of our filings, if it deems our filings complete. Finally, we continue to seek long-distance approval in our remaining in-region states and have filed applications with state commissions in Illinois, Indiana, Ohio and Wisconsin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Wireless Cingular, our wireless joint venture with BellSouth, began operations in October 2000 (see Note 6). Cingular serves approximately 21,925,000 wireless cellular and PCS subscribers and is the second-largest provider of mobile wireless voice and data communications services in the United States, based on the number of wireless subscribers. Cingular has access to licenses to provide cellular or PCS wireless communications services covering an aggregate population of potential subscribers, referred to as “POPs”, of approximately 231 million, or approximately 81% of the U.S. population, including 45 of the 50 largest U.S. metropolitan areas.

Cingular’s priorities for 2003 include promotion of the Cingular brand to expand its customer base profitably; continued realization of revenue and cost synergies offered by its formation; increasing the capacity, speed and functionality of its network through the continued rollout of wireless data services by overlaying Global System for Mobile Communications (GSM) voice, which is the standard digital cellular phone technology used in Europe and other countries around the world, and General Packet Radio Service (GPRS) high-speed data technology over its existing networks; development and promotion of advanced wireless data applications over multiple communications devices; and continued expansion of its existing footprint and network capacity by obtaining access to additional spectrum, primarily through spectrum exchanges, purchases, mergers or acquisitions.

In January 2002, Cingular and AT&T Wireless Services Inc. (AT&T Wireless) agreed to form a joint venture to build out a GSM/GPRS/Enhanced Data Rates for Global Evolution (EDGE) network along a number of major highways in order to reduce incollect roaming expenses paid to other carriers when customers travel on those highways. Cingular and AT&T Wireless will buy roaming services from the venture. Cingular is obligated to contribute licenses and cash or other assets having a value equal to the cash or assets contributed by AT&T Wireless. Cingular expects this venture to be formed in the first half of 2003 and does not expect its investment to exceed $85.

In December 2002, Cingular announced an agreement with AT&T Wireless to transfer to AT&T Cingular’s license and operations in Kauai, Hawaii and wireless licenses in Alabama, Idaho, Oklahoma, Mississippi and Washington. In return, Cingular will receive wireless licenses in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Texas. Cingular expects this transaction to close in the first half of 2003.

In May 2001, Cingular and VoiceStream Wireless, now T-Mobile, exchanged spectrum. Through this action, Cingular gained access to a license covering over 20 million additional POPs in the northeast. In November 2001, Cingular entered into a joint infrastructure venture with T-Mobile to allow the companies to share network infrastructures in California, Nevada and the New York City metropolitan area markets. Cingular and T-Mobile’s existing networks in these markets were contributed to the venture. Cingular and T-Mobile will have access to the venture’s network infrastructure and will buy network services from it, while each retaining ownership and control of its own licenses. Funding for capital investments and cash operating expenses of the venture will generally be made by Cingular and T-Mobile on a pro rata basis based on network traffic. Cingular will independently market services to customers using its own brand name and utilizing its own sales, marketing, billing and customer care operations.

Cingular also invested in Salmon PCS (Salmon), a participant in a December 2000/January 2001 FCC auction of wireless spectrum licenses. Salmon was awarded 45 licenses at the conclusion of this process. Thirty-four additional licenses Salmon won at the auction were wireless licenses of carriers in bankruptcy reclaimed by the FCC and were not issued pending completion of United States Supreme Court (Supreme Court) proceedings concerning the validity of the FCC’s spectrum reclamation process. In April 2002, the FCC returned 85% of the auction deposits pertaining to the auction of licenses held by the companies in bankruptcy. Salmon received a refund of approximately $358 and prepaid the same amount on the principal of their note payable to Cingular. In December 2002, the FCC approved the dismissal of Salmon’s applications to buy the licenses, released it from any further obligations and returned its remaining $63 deposit. In January 2003, the Supreme Court ruled that the FCC’s actions in reclaiming licenses from carriers in bankruptcy violated bankruptcy law and invalidated the auction of these licenses. This decision does not affect the 45 licenses previously awarded to Salmon.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

As noted above in the discussion of Cingular’s 2003 priorities, although data revenues are not currently a significant portion of Cingular’s total revenues, Cingular plans to accelerate the development of this growing business. By the end of 2002, Cingular had launched GSM/GPRS technology over approximately half of its POPs including in New York, California, Connecticut, Kentucky and Ohio. Cingular also plans to upgrade its network to third generation (3G) wireless data technology by introducing EDGE and began testing EDGE in late 2002. EDGE technology is Cingular’s choice for a 3G wireless communications standard that will allow customers to access the Internet from their wireless devices at higher speeds than even GPRS. Cingular expects the GSM/GPRS/EDGE network overlay to be fully complete by the end of 2004. During 2003, Cingular expects to spend approximately $1,200 for overlaying its existing network with GSM voice, GPRS data and EDGE data technology.

Regulatory Developments

Wireline

Federal Regulation A summary of significant 2002 federal regulatory developments follows.

Long-Distance Under the Telecom Act, before being permitted to offer interLATA wireline long-distance service in any state within the 12-state region encompassed by the regulated operating areas of Southwestern Bell Texas Holdings Inc. (SWBell), Pacific Bell Telephone Company (PacBell), Ameritech and Nevada Bell (these areas with the addition of Southern New England Telecommunications Corp.‘s (SNET) area are referred to as our 13-state area), we are required to apply for and obtain state-specific approval from the FCC. The FCC’s approval, which involves FCC consultation with the United States Department of Justice and the appropriate state commission, requires favorable determinations that our wireline subsidiaries have entered into interconnection agreement(s) that satisfy a 14-point “competitive checklist” or, alternatively, the subsidiaries have a statement of terms and conditions effective in that state under which they offer the “competitive checklist” items. The FCC also must make favorable public interest determinations in connection with each application. The status of our interLATA wireline long-distance approvals is discussed above under “Expected Growth Areas”.

Unbundled Network Elements In May 2002, the Supreme Court upheld FCC UNE pricing rules that govern the rates incumbent local exchange carriers, such as our wireline subsidiaries, charge competitors for interconnection and for leasing portions of the incumbents’ telephone networks. The FCC rules require incumbents to charge competitors rates based on hypothetical costs that competitors would incur for building a new, most efficient telephone network rather than on incumbents’ actual historical, incurred costs. The Supreme Court also upheld FCC rules requiring incumbents to perform the functions necessary to combine unbundled network elements for competitors when they are unable to perform the combination themselves or unaware that they need to combine elements to provide a telecommunications service.

In May 2002, the United States Court of Appeals for the District of Columbia (D.C. Court of Appeals) vacated the FCC’s UNE Remand and Line Sharing Orders. The UNE Remand Order expanded the definition of UNEs and required incumbents, such as our wireline subsidiaries, to lease a variety of UNEs to competitors. As discussed in “Operating Environment Overview” above, this Order required incumbents to provide below-cost UNE-P. It also required incumbents to provide below-cost combinations, in lieu of charging market rates for data transport services, to competitors that provide a “significant amount” of local service. Such combinations of unbundled loops and transport elements are often referred to as “enhanced extended links” (EELs). (Data transport services are a component of our wireline revenues.) The Line Sharing Order required incumbents to share the high-frequency portion of local telephone lines with competitors so that competitors could offer DSL services on a national basis. The D.C. Court of Appeals overturned the FCC’s unbundling and line sharing rules. Specifically, the Court found that the FCC failed to properly apply the statutory “necessary and impair” requirement in deciding which UNEs needed to be unbundled and did not consider the costs of overly expansive unbundling requirements and the relevance of competition for broadband services from cable and, to a lesser extent, satellite offerings. The D.C. Court of Appeals delayed the effective date of its decision until February 20, 2003. In October 2002, the D.C. Court of Appeals upheld the FCC’s decision that limited the availability of EELs to competitors providing a significant amount of local service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

As noted above in “Operating Environment Overview”, in February 2003, the FCC completed its triennial review of UNE regulations, the text of which was not available at the deadline for printing this Annual Report. This FCC review reopened the question of which network elements must be made available on an unbundled basis under the Telecom Act and revisited the unbundling decisions made in the overturned UNE Remand and Line Sharing Orders discussed in the preceding paragraph. The FCC was also expected to address other pending issues relating to UNEs, including under what circumstances we must provide below-cost UNE-Ps and EELs to competitors.

We voluntarily committed to maintain our affected line sharing offerings at least until February 15, 2003. During this period, we indicated a willingness to work with our wholesale customers to develop mutually acceptable market-based offerings and prices related to line sharing. These actions were intended to provide certainty to our wholesale line sharing customers while preserving our rights. Our long-term success requires a balanced regulatory environment that encourages investment and results in sustainable, facilities-based competition, including the elimination of rules that require us to sell our lines and related services to competitors below our cost.

Reciprocal Compensation fees are billed to our wireline subsidiaries by competitors for the termination of certain local exchange traffic to competitors’ customers and vice versa. In April 2001, the FCC ruled that calls to ISPs are interstate access and not subject to reciprocal compensation. These calls are primarily from our customers to third-party ISPs. However, instead of immediately eliminating all reciprocal compensation fees charged to us and other wireline providers, the FCC established an optional transition plan for local exchange carriers. To date, none of our wireline subsidiaries have opted into the transition plan as they continue to negotiate their own contractual rates with competitors. Appeals of reciprocal compensation decisions are currently pending before various federal and state courts. We have fully accrued expenses for fees sought by competitors for the termination of internet traffic to ISPs.

In April 2001, the FCC also launched a broad examination of all forms of inter-carrier compensation as well as proposed to eliminate all reciprocal compensation when the three-year transition plan expires. This proceeding may involve numerous rounds of comments before a final decision is reached, and a ruling is not expected for several years.

Collocation Equipment The Telecom Act requires incumbent local exchange carriers, such as our wireline subsidiaries, to co-locate in the incumbents’ buildings, competitors’ switching equipment necessary for interconnection or access to the incumbents’ networks. We provide physical space and facilities for the equipment and services to connect to our network, which we call collocation services. At December 31, 2002, we had $520 recorded in Property, Plant and Equipment – Net, representing equipment we use to provide these collocation services. Due to industry consolidation and bankruptcies, the number of overall competitors requesting access to our buildings has decreased; consequently, the use of our collocation services has decreased. Because of this decreased utilization, we do not expect our future revenues from these collocation services will be sufficient to recover the cost of this equipment; however, we may seek further recovery from the state utility commissions. The amount of further recovery, if any, cannot be determined at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Coalition for Affordable Local and Long Distance Service (CALLS) In September 2001, the United States Court of Appeals for the Fifth Circuit (5th Circuit) ruled on appeal of the FCC’s May 2000 CALLS order restructuring federal price cap regulation. Although the 5th Circuit upheld the order in most key respects, it reversed and remanded to the FCC two specific aspects of the order.

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

        Ameritech Merger In association with its approval of the October 1999 Ameritech merger, the FCC set specific performance and reporting requirements and enforcement provisions that mandate approximately $2,000 in potential payments through June 2004 if certain goals are not met. Associated with these conditions, we incurred approximately $20, $94 and $355 in 2002, 2001 and 2000 in additional expenses, including payments for failing to meet certain performance measurements, specifically, the“Opening Local Markets to Competition” condition. At December 31, 2002, $195 in remaining potential payments could be triggered if the“Opening Local Markets to Competition” condition discussed below is not met. The following briefly summarizes all the major conditions:

  Out-of-Region Competition In accordance with this condition, we were required to complete initial entry requirements in 30 new markets across the country as a provider of local services or be subject to penalties of up to $40 per market. In August 2002, we notified the FCC that we timely fulfilled all the requirements of this merger condition.
  Opening Local Markets to Competition We are required to file data measuring our performance with the FCC and relevant state commissions. We currently file on a monthly basis with the FCC 20 different categories of data for each of the six states in which we are prohibited from offering interLATA (traditional) long-distance. The FCC reporting requirements will cease on a state-by-state basis as we receive interLATA long-distance approval. Our reporting obligations to the state commissions will continue after we receive interLATA long-distance approval.

  These performance measurements address functions that the FCC believes may have a particularly direct effect on our local service competitors and their customers, such as our response to competitors’ requests for information and interconnection. In order to satisfy these performance standards, we developed and deployed, with competitor input, uniform electronic operational support systems throughout our 13-state area that support the pre-ordering, ordering, provisioning, maintenance, repair and billing of resold local services and unbundled network elements. We are also developing uniform business rules for completing competitor service requests across our 13-state area. We do not expect to make any future material payments for failure to satisfy conditions regarding deployment of these systems and business rules.
  Improving Residential Service We will offer residential customers a plan with no minimum monthly long-distance fees until at least April 2004. In addition, we offer a low-income Lifeline Universal Service plan to low-income residential customers in the six states in our 13-state area where the state commissions have accepted our offer to provide such service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
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

  In January 2001, the D.C. Court of Appeals struck down the FCC merger condition that granted our separate affiliates an exemption from the Telecom Act requirement to offer retail DSL transport and other retail advanced services for resale at a discount. Although the merger condition allows us to partially integrate the affiliates into our telephone companies under such circumstances, we are continuing to maintain the advanced services affiliates as separate companies. We believe this is currently in the best interest of our customers although we continue to evaluate our operations and customer needs. We do not expect, at this time, that this issue will have a material effect on our results of operations or financial position. See “Data/Broadband” under “Expected Growth Areas” above for further discussion.

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

State Regulation A summary of significant 2002 state regulatory developments follows.

        Texas Rate Reclassification In October 2002, the Texas Public Utility Commission (TPUC) approved our Texas wireline subsidiary's tariffs reclassifying 32 telephone exchanges (including Dallas, Fort Worth and Austin) to a higher rate group effective November 15, 2002. The higher tariffs are expected to increase annual revenues approximately $20. We also are entitled to retroactive recovery of fees, estimated at approximately $130, including interest, at December 31, 2002. Based on the present value of this gross amount, discounted for collectibility, we recorded revenue of $47 in the second quarter of 2002. Our method of recovery is subject to approval by the TPUC.

        Michigan Legislation In July 2000, the Michigan legislature eliminated the monthly intrastate end-user common line (EUCL) charge and implemented price caps for certain telecommunications services. In July 2001, the United States Court of Appeals for the 6th Circuit (6th Circuit) ruled that we had demonstrated a substantial likelihood of ultimately showing that the price cap and the EUCL charge elimination were unconstitutional and stayed both provisions pending completion of the litigation. In December 2002, our Michigan wireline subsidiary and the state of Michigan settled this case by agreeing to reduce the intrastate EUCL charge. The settlement is expected to result in an annual revenue decrease of approximately $20.

        California Long-Distance In conjunction with its September 2002 order that approved sending our long-distance application to the FCC, the California Public Utilities Commission (CPUC) did not decide whether state law intrastate long-distance (local toll) requirements were satisfied. In December 2002, the CPUC decided that state law intrastate long-distance requirements were satisfied and we launched intrastate and interstate wireline long-distance service in California on December 30, 2002.

        California Payments In August 2002, we paid approximately $15 from operating funds to the CPUC associated with its September 2001 marketing practices ruling. In a separate matter, in settlement of a complaint and CPUC investigation regarding the billing practices of our California wireline subsidiary and advanced services affiliates, in November 2002, our subsidiaries paid the state of California approximately $27 from operating funds and agreed to improve billing practices and provide customers with service credits for future billing errors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

        California Audit In February 2002, consultants hired by the CPUC issued a report on their 1997-1999 audit of our California wireline subsidiary. The report concluded that we understated regulated net operating income reported to the CPUC and should issue refunds, i.e., service credits, to customers for 1997 and 1998 totaling approximately $350. We do not agree with the report's conclusions and are contesting them in proceedings before the CPUC. In addition, the CPUC will consider the results of the audit, and the February 2003 proposed expansion of its scope, as it continues its triennial review of our regulatory framework during 2003. It is uncertain at this time what effect the report or changes to our regulatory framework might have on our future results of operations and financial position.

        Ohio Service Quality Resolution In July 2002, the Public Utilities Commission of Ohio (PUCO) concluded its investigation of our Ohio wireline subsidiary, restoring the subsidiary's ability to pay dividends to the parent company without prior PUCO approval.

The effects of state regulatory commission decisions on the above and other potential issues are dependent on many factors. Accordingly, we are not able to assess the total potential impact.

Competition

Competition continues to increase for telecommunications and information services. Changes in regulations, such as UNE-P rules, have increased the opportunities for alternative communications service providers. Technological advances have expanded the types and uses of services and products available. As a result, we face increasing competition as well as new opportunities in significant portions of our business.

Wireline
Our wireline subsidiaries expect increased competitive pressure in 2003 and beyond from multiple providers in various markets, including facilities-based local competitors, interexchange carriers and resellers. In some markets, we compete with large cable companies such as Comcast Corporation, Cox Communications, Inc. and AOL Time Warner Inc. for local and high-speed internet services customers and long-distance companies such as AT&T and WorldCom for both long-distance and local services customers. Substitution of wireless and internet services for traditional local service lines also continues to increase. At this time, we are unable to assess the effect of competition on the industry as a whole, or financially on us, but we expect both losses of market share in local service and gains resulting from new business initiatives, bundling of products and services, and new long-distance service areas.

Our wireline subsidiaries remain subject to extensive regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. State legislative and regulatory developments over the last several years allow increased competition for local exchange services. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries’ networks and exchange local calls must enter into interconnection agreements with us. These agreements are then subject to approval by the appropriate state commission. As noted in the “Operating Environment Overview” section above, certain state commissions, including those in California, Illinois, Michigan, Ohio and Indiana, have significantly lowered the wholesale rates we are allowed to charge competitors, including AT&T and WorldCom, for leasing parts of our network. These mandated rates, which are below our cost, are significantly contributing to continuing declines in our access-line revenues and profitability. As of December 31, 2002 and 2001, we had approximately 913,000 and 1,371,000 access lines (approximately 1.6% and 2.0% of our total access lines) supporting services of resale competitors throughout our 13-state area, primarily in Texas, California and Illinois. If current UNE-P regulations remain in place, we would expect our resale access lines to continue to decrease as UNE-P lines replace resale lines.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

In addition to these wholesale rate and service regulations noted above, all of our wireline subsidiaries operate under state-specific elective “price cap regulation” for retail services (also referred to as “alternative regulation”) that was either legislatively enacted or authorized by the appropriate state regulatory commission. Prior to price cap regulation, our wireline subsidiaries were under “rate of return regulation”. Under rate of return regulation, the state regulatory commissions determined an allowable rate of return we could earn on plant in service and set tariff rates to recover the associated revenues required to earn that return. Under price cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate of return requirements. Price cap rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules. Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

One of our responses to the multiple competitive pressures discussed above was our fourth-quarter 2002 launch of a single-brand packaging strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL and wireless) with us. Called “SBC Connections”, the new initiative delivers integrated bundles using a single bill. During 2003, we expect to focus on bundling wireline and wireless services, including combined packages of minutes.

Wireless
Cingular faces substantial competition in all aspects of its business as competition continues to increase in the wireless communications industry. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of Cingular’s markets. On average, Cingular has four to five other wireless competitors in each of its markets and competes for customers based principally on price, service offerings, call quality, coverage area and customer service.

Cingular’s competitors are principally five national (Verizon Wireless, AT&T Wireless, Sprint PCS, Nextel Communications and T-Mobile) and a larger number of regional providers of cellular, PCS and other wireless communications services. Cingular also competes with resellers and wireline service providers. Moreover, Cingular may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed in the future. See discussion of EDGE technology in “Wireless” under “Expected Growth Areas” above.

Directory
Our directory subsidiaries face competition from over 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Accounting Policies and Standards

Significant Policies Because of the size of the financial statement elements they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others:

  How we depreciate assets, including use of composite group depreciation and estimates of useful lives, are described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2002. Effective January 1, 2003, as required by FAS 143, we will decrease our depreciation rates to exclude costs of removal in certain circumstances. This change is discussed further under “New Accounting Standards” below.
  Our recording of revenue is described in Note 1, and the associated estimate of bad debts is based on analysis of history and future expectations. In 2002, we performed an analysis which demonstrated a reduction in how long it takes to collect a delinquent account; this resulted in a reversal of approximately $36 in our allowances for uncollectibles.
  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 10. One of the most significant of these is the return on assets assumption, which was 9.5% for the year ending December 31, 2002. Based on our long-term expectations of market returns in future years, we lowered our long-term rate of return on plan assets from 9.5% in 2002 to 8.5% for 2003. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2003 combined pension and postretirement cost to increase approximately $342 over 2002 (analogous change would result from a 1% increase). While the 10-year returns on our pension plan were 9% through 2002 and in double digits for the two years prior, including the adverse effects of the past three years in each figure, we do not expect these returns to continue. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced in the last several years, we expect this methodology to contribute approximately $605 to our combined net pension and postretirement cost in 2003 as compared with not using this methodology. This methodology did not have a significant effect on our 2002, 2001 or 2000 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets. Note 10 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs. In response to increasing medical and prescription drug costs, we increased our medical trend rate in 2002.
  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 9. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final Internal Revenue Service review of our tax returns.
  Our use of estimates to accrue probable liabilities is noted in Note 1, and significant individual accruals are discussed within the affected area. Included in these items are those special items that are described in Note 4 and in the “Segment Results” section of our Results of Operations discussion.
  Our policy on valuation of intangible assets is described in Note 1. In addition, for cost investments, we evaluate whether mark-to-market declines are temporary and reflected in other comprehensive income, or other than temporary and recorded as an expense in the income statement; this evaluation is based on the length of time and the severity of decline in the investment’s value. Significant asset and investment valuation adjustments we have made are discussed in Notes 2 and 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

  Our policy for stock options for senior and other management and nonmanagement employees and nonemployee directors has changed. Prior to January 1, 2002, we accounted for these plans using the intrinsic value-based method of accounting as allowed by FAS 123. In our previously reported results, no compensation cost was recognized in our Consolidated Statements of Income when options were issued at market value on the date of issuance. Effective January 1, 2002, we adopted the fair value recognition provisions of FAS 123. Under the retroactive restatement method of adoption we selected in accordance with the provisions of FAS 148, our 2001 and 2000 results have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees after January 1, 1995. Compensation costs of $390, $380 and $273 for 2002, 2001 and 2000 were charged to operating expense for our stock option plans. The fair value of options was estimated using a Black-Scholes option pricing model. Two of the more significant assumptions used in this estimate are the expected option life and the expected volatility, which we estimate based on historical information. (See Note 12)

New Accounting Standards

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). FAS 143 sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company’s business, but only if a company is legally required to remove such assets. FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. To determine whether we have a legal obligation to remove our long-lived assets, we reviewed state and federal law and regulatory decisions applicable to our subsidiaries, primarily our wireline subsidiaries, which have long-lived assets. Based on this review, we concluded that we are not legally required to remove our long-lived assets, except in a few minor instances.

However, in November 2002 we were informed that the Securities and Exchange Commission (SEC) staff concluded that certain provisions of FAS 143 require that we exclude costs of removal from depreciation rates and accumulated depreciation balances in certain circumstances upon adoption, even where no legal removal obligations exist. In our case, this means that for plant accounts where our estimated costs of removal exceed the estimated salvage value, we are prohibited from accruing removal costs in those depreciation rates and accumulated depreciation balances in excess of the salvage value. For our other long-lived assets, where our estimated costs of removal are less than the estimated salvage value, we will continue to accrue the costs of removal in those depreciation rates and accumulated depreciation balances.

Therefore, in connection with the adoption of FAS 143 on January 1, 2003, we will reverse existing accrued costs of removal to the extent that it exceeds the estimated salvage value for those plant accounts. The noncash gain resulting from adoption will be recorded as a cumulative effect of accounting change on the income statement as of January 1, 2003. We currently estimate that the noncash gain will be approximately $4,000 to $6,000, before deferred taxes.

Beginning in 2003, for those plant accounts where our estimated costs of removal previously exceeded the estimated salvage value, we will now expense costs of removal only as we incur them (previously those costs had been recorded in our depreciation rates). As a result, our depreciation expense will decrease immediately and our operations and support expense will increase as these assets are removed from service. This change will affect both our consolidated results and our wireline segment. We currently estimate that the net impact of this change will be to increase consolidated pre-tax income and our wireline segment income in 2003 by approximately $200 to $300. However, over the life of the assets, total operating expenses recognized under this new accounting method will be approximately the same as under the previous method (assuming the cost of removal would be the same under both methods).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

As noted in “Significant Accounting Policies” above, effective January 1, 2002, we adopted the fair value recognition provisions of FAS 123. In December 2002, the Financial Accounting Standards Board issued FAS 148 as an amendment to FAS 123, providing alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. As noted above, under the retroactive restatement method of adoption we selected in accordance with the provisions of FAS 148, our 2001 and 2000 results have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees after January 1, 1995.

Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” is effective January 1, 2003. The standard, among other changes, rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30,” which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” now will be used to classify those gains and losses. We are currently evaluating the standard but do not expect it to have a material effect on our results of operations or financial position.

Other Business Matters

WorldCom Bankruptcy On July 21, 2002, WorldCom and more than 170 related entities filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Our receivables from WorldCom as of the bankruptcy filing were approximately $320. At December 31, 2002, we had reserves of approximately $165 related to that filing. In addition to the reserves, we are withholding payments on amounts we owed WorldCom as of the filing date that equal or exceed the remaining $155. These withholdings relate primarily to amounts collected from WorldCom’s long-distance customers in our role as billing agent and other general payables. The bankruptcy court has recognized that some providers, including our subsidiaries, have certain rights to offset such pre-bankruptcy amounts they owe WorldCom against unpaid pre-bankruptcy charges WorldCom owes these providers. The court has also directed WorldCom to negotiate post-petition offset arrangements with these providers. We estimate our post-petition billing to WorldCom to be approximately $160 per month. To date, WorldCom has paid its post-petition obligations to us on a timely basis. WorldCom has not yet filed a plan of reorganization; therefore, the effect on our financial position or results of operations cannot be determined at this time. On January 22, 2003, we filed with the court claims against WorldCom totaling $637. Our claims include $320 in receivables and an estimate of $317 related to several issues that are the subject of litigation or otherwise contingent plus claims for a variety of contingent and unliquidated items. Since $317 is only an estimate, our actual aggregate claims could be greater or less than $637, depending on, for example, offsets allowed and claims disallowed.

Antitrust Litigation Following the decision in Law Offices of Curtis V. Trinko v. Bell Atlantic Corp., 294 F.3d 307 (2d Cir. N.Y. 2002), petition for certiorari pending, eight consumer antitrust class actions were filed against SBC Communications Inc. in the United States District Court for the District of Connecticut. The primary claim in these suits is that SBC companies have, in violation of federal and state law, maintained monopoly power over local telephone service in all 13 states in which SBC subsidiaries are incumbent local exchange companies. The suits seek relief on behalf of a class broadly described as including all persons who purchased local telephone services in Arkansas, California, Connecticut, Illinois, Indiana, Kansas, Michigan, Missouri, Nevada, Ohio, Oklahoma, Texas and Wisconsin from August 8, 1996, and continuing to the present date.

Plaintiffs’ motion for class certification is to be filed by March 21, 2003. SBC will oppose class certification and move for dismissal of the complaints.

In addition to the Connecticut class actions described above, the plaintiff in the lead Connecticut case has also filed a consumer antitrust class action in the United States District Court for the Southern District of New York against SBC, Verizon Communications Inc., BellSouth and Qwest Communications International Inc. alleging that they have violated federal and state antitrust laws by agreeing not to compete with one another and acting together to impede competition for local telephone services. We will also oppose class certification and move for dismissal of the complaints.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

We believe that the possibility of an adverse outcome having a material effect on our financial statements in any of these cases is unlikely. However, we will continue to evaluate the potential impact of these suits on our financial results in light of appellate decisions that may impact the outcome of these cases and rulings by the courts in which these suits are pending on motions to dismiss and for class certification.

Liquidity and Capital Resources

We had $3,567 in cash and cash equivalents available at December 31, 2002.

In October 2002, we entered into a 364-day credit agreement totaling $4,250 with a syndicate of banks replacing pre-existing credit agreements of approximately $3,700. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. Under the terms of the agreement, repayment of advances up to $1,000 may be extended two years from the termination date of the agreement. Repayment of advances up to $3,250 may be extended to one year from the termination date of the agreement. There is no material adverse change provision governing the drawdown of advances under this credit agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2002.

Our consolidated commercial paper borrowings decreased $4,890 during 2002, and at December 31, 2002, totaled $1,148, of which $1,078 had an original maturity of 90 days or less, and $70 had an original maturity of more than 90 but less than 365 days. In the first quarter of 2002, SBC International Inc. initiated a commercial paper borrowing program in order to simplify intercompany borrowing arrangements. Our total commercial paper borrowings include borrowings under this program of $1,128 at December 31, 2002.

Cash from Operating Activities
During 2002, 2001 and 2000, our primary source of funds continued to be cash generated from operations, as shown in the Consolidated Statements of Cash Flows.

Substantially all of our capital expenditures are made in the wireline segment. We expect to fund these expenditures using cash from operations, depending on interest rate levels and overall market conditions, and incremental borrowings. The wireless and international segments should be self-funding as they are predominantly equity investments and not direct Company operations. We expect to fund any directory segment capital expenditures using cash from operations.

Cash from Investing Activities
To provide high-quality communications services to our customers we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

Our capital expenditures totaled $6,808, $11,189 and $13,124 for 2002, 2001, and 2000. Capital expenditures in the wireline segment, which represented substantially all of our total capital expenditures, decreased by 38.9% in 2002 compared to 2001, due to continued pressure from the U.S. economic and regulatory environments and our resulting lower revenue expectations. The wireline segment capital expenditures decreased by 8.5% in 2001 compared to 2000. We reduced deployment of our national broadband network because of burdensome regulations surrounding our DSL network.

In response to continued pressure from the U.S. economic and regulatory environments and our resulting lower revenue expectations, management expects total capital spending to be approximately $5,000 to $6,000, excluding Cingular, in 2003. We expect these expenditures to relate primarily to our wireline subsidiaries’ networks, our broadband initiative (DSL) and support systems for our long-distance service.

In 2002 and 2001, our cash receipts from dispositions exceeded cash expended on acquisitions. In 2000, cash expended on acquisitions exceeded receipts from dispositions. (See Note 2)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

In the second quarter of 2002, we entered into two agreements with Bell Canada: (1) to redeem a portion of our ownership in Bell Canada, representing approximately 4% of the company and (2) to give BCE the right to purchase our remaining interest in Bell Canada, during the fourth quarter of 2002. BCE exercised its right to purchase our remaining interest in Bell Canada at a price of 4,990 Canadian Dollars (CAD). In the fourth quarter of 2002, we received proceeds of $3,158, consisting of approximately 8.9 million shares of BCE stock and the remainder of $2,997 in cash and recognized a pre-tax gain of approximately $455 (see Note 2). We expect to use the proceeds from this transaction to reduce debt.

BCE also has the right to redeem notes held by us, at face value, for 314 CAD ($199 at December 31, 2002 exchange rates), plus accrued interest. Otherwise, the notes will mature on December 31, 2004. Our carrying value of the notes at December 31, 2002, was approximately $184.

In October 2002, we agreed to sell our 15% interest in Cegetel to Vodafone for approximately $2,270 in cash. The transaction closed in January 2003, and we recorded a pre-tax gain of approximately $1,574. We anticipate using the net proceeds from this transaction for general corporate purposes.

Cash from Financing Activities
Dividends declared by the Board of Directors of SBC and paid quarterly totaled $1.08 per share in 2002, $1.025 per share in 2001 and $1.015 per share in 2000. The total dividends declared were $3,591 in 2002, $3,448 in 2001 and $3,443 in 2000. Our dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities.

In November 2001, our Board of Directors authorized the repurchase of up to 100 million shares of SBC common stock. This was in addition to the January 2000 authorization to repurchase 100 million shares. In 2002, we spent $1,456 on these stock repurchases. As of December 31, 2002, we have repurchased a total of approximately 140 million shares of the 200 million that are authorized. We do not expect to repurchase significant additional shares under these authorizations in 2003.

During the first quarter of 2002, we reclassified $1,000 of 20-year annual Puttable Reset Securities (PURS) from debt maturing within one year to long-term debt. The PURS, a registered trademark, contain a 20-year series of simultaneous annual put and call options at par. These options are exercisable on June 5 of each year until June 5, 2021. At the time of issuance, we sold to an investment banker the 20-year option to call the PURS on each annual reset date of June 5. If the call option is exercised, each PURS holder will be deemed to have sold its PURS to the investment banker. The investment banker will then have the right to remarket the PURS at a new interest rate for an additional 12-month period. The new annual interest rate will be determined according to a pre-set mechanism based on the then prevailing London Interbank Offer Rate (LIBOR). If the call option is not exercised on any given June 5, the put option will be deemed to have been exercised, resulting in the redemption of the PURS on that June 5. The proceeds of the PURS were used to retire short-term debt and for general corporate purposes. There are no special covenants or other provisions applicable to the PURS. The company supports this long-term classification based on its intent and ability to refinance the PURS on a long-term basis.

In February 2002, we issued a ten-year $1,000 global bond. The bond pays interest semi-annually at a rate of 5.875%. Proceeds from this debt issuance were used for general corporate purposes.

In March 2002, we issued $1,000 in one-year notes. The notes pay interest quarterly. The interest rate is based on LIBOR, which is determined two London business days preceding the settlement date. Proceeds from this debt issuance were used to refinance debt.

In August 2002, we issued ten-year $1,000 global notes. The notes pay interest semi-annually at a rate of 5.875%. Proceeds from this debt issuance were used primarily to repay a portion of our commercial paper borrowings and for general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

In December 2002, we redeemed, prior to maturity, approximately $50 of debt with a yield of 7.0%. The debt obligation was originally scheduled to mature in December 2020. In November 2002, we redeemed, prior to maturity, approximately $350 of multiple debt obligations that were originally scheduled to mature between October 2005 and April 2007. These notes carried interest rates ranging between 4.75% and 5.5%, with an average yield of 5.3%. We also redeemed, prior to maturity, approximately $55 of debt obligations during June 2002.

In the fourth quarter of 2002, we restructured our holdings in certain investments, including Sterling. As part of this restructuring, a newly created subsidiary issued a note for approximately $244, with an interest rate of 4.79%. The note is scheduled to mature in December 2007. In addition to this note, a newly created subsidiary issued approximately $43 of preferred stock. The preferred stock will accumulate dividends at an annual rate of 5.79% and can be converted, at the option of the holder, to common stock (but not a controlling interest) of the subsidiary at any time. (See Note 2)

We have approximately $750 of debt that is scheduled to mature in February 2003, $1,000 of floating short-term notes scheduled to mature in March 2003 and an anticipated net settlement of deferred tax liabilities requiring a potential payment of approximately $1,000 during the first half of 2003. We expect to use funds from operations to repay these obligations.

We expect to fund ongoing capital expenditures with cash provided by operations and incremental borrowings.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and shareowners’ equity. Our capital structure does not include debt issued by our international equity investees or Cingular. Total capital decreased $3,845 in 2002 and increased $1,232 in 2001. Total capital decreased in 2002 as compared to 2001 because of a significant reduction in our debt levels which was partially offset by lower net income and the repurchase of common shares through our stock repurchase programs. Our debt ratio was 39.9%, 44.3% and 45.0% at December 31, 2002, 2001 and 2000. The debt ratio is affected by the same factors that affect total capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Contractual Obligations, Commitments and Contingencies

Current accounting standards require us to disclose our material obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become, material. We disclose our contractual long-term debt repayment obligations in Note 7 and our operating lease payments in Note 5. In the ordinary course of business we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Below is a table of our contractual obligations as of December 31, 2002. The purchase obligations listed below are those that we have guaranteed funds for, and will be funded with cash provided by operations or through incremental borrowings. Approximately 99% of the purchase obligations are in our wireline segment. Due to the immaterial value of our capital lease obligations, they have been included with long-term debt. Our total capital lease obligations are $143, with approximately $84 to be paid in less than one year. The table does not include our other long-term liabilities because it is not certain when those liabilities will become due. Our other long-term liabilities are: deferred income taxes (see Note 9) of $10,726; postemployment benefit obligations (see Note 10) of $14,094; unamortized investment tax credits of $244; and other noncurrent liabilities of $3,575, consisting primarily of supplemental retirement plans (see Note 10) and deferred lease revenue from our agreement with SpectraSite (see Note 5).

Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$20,093	$1,354	$1,961	$3,556	$13,222
Other short-term debt obligations	1,003	1,003	-	-	-
Commercial paper obligations	1,148	1,148	-	-	-
Operating lease obligations	1,726	385	651	380	310
Purchase obligations	827	408	337	32	50
Total Contractual Obligations	$24,797	$4,298	$2,949	$3,968	$13,582

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Quantitative Information About Market Risk

Interest Rate Sensitivity The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 7 and 8. Following are our interest rate derivatives subject to interest rate risk as of December 31, 2002. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value represents the amount we would receive if we exited the contracts as of December 31, 2002.

Maturity
2003	2004	2005	2006	2007	After 2007	Total	Fair Value 12/31/02
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable Notional Amount	-	-	-	$1,000	-	-	$1,000	$84
Variable Rate Payable [1]	2.1%	3.0%	4.1%	4.6%	-	-
Weighted Average Fixed Rate Receivable	5.7%	5.7%	5.7%	5.7%	-	-
Lease Obligations
Variable Rate Leases [2]	-	$81	-	-	-	-	$81	$81
Average Interest Rate [2]	1.7%	2.3%	-	-	-	-

[1]	Interest payable based on Three Month London Interbank Offer Rate (LIBOR) plus or minus a spread.
[2]	Average interest rate as of December 31, 2002 based on current and implied forward rates for One Month LIBOR plus 30 basis points. The lease obligations require interest payments only until maturity.

The fair value of our interest rate swap contracts was $5 at December 31, 2001. In 2002, we entered into $500 in variable interest rate swap contracts. Of the $575 in variable rate contracts held at December 31, 2001, $75 were canceled during 2002 with no premium or penalty. We also held $5 in fixed interest rate swap contracts at December 31, 2001, all of which matured in 2002.

Qualitative Information About Market Risk

Foreign Exchange Risk From time to time, we make investments in businesses in foreign countries, are paid dividends, receive proceeds from sales or borrow funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, we often will enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts. We do not speculate in foreign exchange markets.

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
  Continued weakness in the U.S. securities market and adverse medical cost trends.
  The final outcome of Federal Communications Commission proceedings, including rulemakings, and judicial review, if any, of such proceedings, including issues relating to jurisdiction and unbundled network elements and platforms (UNE-Ps).
  The final outcome of state regulatory proceedings in SBC's 13-state area, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, UNE-Ps and resale rates, SBC’s broadband initiative known as Project Pronto, service standards and reciprocal compensation.
  Enactment of additional state, federal and/or foreign regulatory laws and regulations pertaining to our subsidiaries and foreign investments.
  Our ability to absorb revenue losses caused by UNE-P requirements and maintain capital expenditures.
  The timing of entry and the extent of competition in the local and intraLATA toll markets in SBC’s 13-state area and the resulting pressure on access line totals and operating margins.
  Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireline and wireless markets.
  The ability of our competitors to offer product/service offerings at lower prices due to adverse regulatory decisions, including state regulatory proceedings relating to UNE-Ps.
  Additional delays in our entry into the in-region long-distance market.
  The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
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
  Decisions by federal and state regulators and courts relating to bankruptcies of industry participants.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially impact our future earnings.

SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
2002	2001	2000
Operating Revenues
Voice	$24,752	$26,694	$26,875
Data	9,639	9,631	8,181
Wireless subscriber	-	155	4,945
Long-distance voice	2,324	2,530	2,726
Directory advertising	4,504	4,518	4,439
Other	1,919	2,380	4,208
Total operating revenues	43,138	45,908	51,374
Operating Expenses
Operations and support (exclusive of depreciation and
amortization shown separately below)	25,937	26,323	31,156
Depreciation and amortization	8,578	9,077	9,748
Total operating expenses	34,515	35,400	40,904
Operating Income	8,623	10,508	10,470
Other Income (Expense)
Interest expense	(1,382)	(1,599)	(1,592)
Interest income	561	682	279
Equity in net income of affiliates	1,921	1,595	897
Other income (expense) - net	734	(208)	2,562
Total other income (expense)	1,834	470	2,146
Income Before Income Taxes	10,457	10,978	12,616
Income taxes	2,984	3,952	4,816
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	7,473	7,026	7,800
Extraordinary items, net of tax	-	(18)	-
Cumulative effect of accounting change, net of tax	(1,820)	-	-
Net Income	$5,653	$7,008	$7,800

Earnings Per Common Share:
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	$2.24	$2.09	$2.30
Net Income	$1.70	$2.08	$2.30

Earnings Per Common Share-Assuming Dilution:
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	$2.23	$2.07	$2.27
Net Income	$1.69	$2.07	$2.27

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
December 31,
2002	2001
Assets
Current Assets
Cash and cash equivalents	$3,567	$703
Accounts receivable - net of allowances for uncollectibles of $1,427 and $1,257	8,540	9,376
Prepaid expenses	687	932
Deferred income taxes	704	713
Other current assets	591	856
Total current assets	14,089	12,580
Property, Plant and Equipment - Net	48,490	49,827
Goodwill	1,643	3,577
Investments in Equity Affiliates	10,470	11,967
Notes Receivable From Cingular Wireless	5,922	5,924
Other Assets	14,443	12,447
Total Assets	$95,057	$96,322

Liabilities and Shareowners’ Equity
Current Liabilities
Debt maturing within one year	$3,505	$9,033
Accounts payable and accrued liabilities	9,413	11,459
Accrued taxes	870	2,598
Dividends payable	895	858
Total current liabilities	14,683	23,948
Long-Term Debt	18,536	17,133
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	10,726	8,150
Postemployment benefit obligation	14,094	9,839
Unamortized investment tax credits	244	274
Other noncurrent liabilities	3,575	4,059
Total deferred credits and other noncurrent liabilities	28,639	22,322
Shareowners’ Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)	-	-
Common shares ($1 par value, 7,000,000,000 authorized: issued 3,433,124,836 at December 31, 2002 and 2001)	3,433	3,433
Capital in excess of par value	12,999	12,820
Retained earnings	23,802	21,737
Treasury shares (115,483,544 at December 31, 2002 and 78,908,896 at December 31, 2001, at cost)	(4,584)	(3,482)
Additional minimum pension liability adjustment	(1,473)	-
Accumulated other comprehensive income	(978)	(1,589)
Total shareowners’ equity	33,199	32,919
Total Liabilities and Shareowners’ Equity	$95,057	$96,322

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
2002	2001	2000
Operating Activities
Net Income	$5,653	$7,008	$7,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,578	9,077	9,748
Undistributed earnings from investments in equity affiliates	(1,586)	(755)	(521)
Provision for uncollectible accounts	1,407	1,384	885
Amortization of investment tax credits	(30)	(44)	(71)
Deferred income tax expense	2,470	1,971	1,059
Gain on sales of investments	(794)	(498)	(2,902)
Extraordinary items, net of tax	-	18	-
Cumulative effect of accounting change, net of tax	1,820	-	-
Changes in operating assets and liabilities:
Accounts receivable	(571)	(672)	(1,892)
Other current assets	486	(61)	(446)
Accounts payable and accrued liabilities	(1,943)	(2,364)	1,405
Other - net	(280)	(259)	(999)
Total adjustments	9,557	7,797	6,266
Net Cash Provided by Operating Activities	15,210	14,805	14,066

Investing Activities
Construction and capital expenditures	(6,808)	(11,189)	(13,124)
Investments in affiliates - net	(139)	1,482	139
Purchase of short-term investments	-	-	(539)
Proceeds from short-term investments	-	510	-
Dispositions	4,349	1,254	4,476
Acquisitions	(731)	(445)	(5,121)
Other	1	1	(1)
Net Cash Used in Investing Activities	(3,328)	(8,387)	(14,170)

Financing Activities
Net change in short-term borrowings with original
maturities of three months or less	(1,791)	(2,733)	5,169
Issuance of other short-term borrowings	4,618	7,481	-
Repayment of other short-term borrowings	(7,718)	(4,170)	-
Issuance of long-term debt	2,251	3,732	1,087
Repayment of long-term debt	(1,499)	(4,036)	(1,128)
Early extinguishment of corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts	-	(1,000)	-
Purchase of treasury shares	(1,456)	(2,068)	(2,255)
Issuance of treasury shares	147	323	732
Redemption of preferred shares of subsidiaries	-	(470)	-
Issuance of preferred shares of subsidiaries	43	-	-
Dividends paid	(3,557)	(3,456)	(3,418)
Other	(56)	39	65
Net Cash (Used in) Provided by Financing Activities	(9,018)	(6,358)	252
Net increase in cash and cash equivalents	2,864	60	148
Cash and cash equivalents beginning of year	703	643	495
Cash and Cash Equivalents End of Year	$3,567	$703	$643

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Shareowners’ Equity
Dollars and shares in millions except per share amounts
2002	2001	2000
Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	3,433	$3,433	3,433	$3,433	3,433	$3,433
Balance at end of year	3,433	$3,433	3,433	$3,433	3,433	$3,433

Capital in Excess of Par Value
Balance at beginning of year	$12,820	$12,611	$12,453
Transition effect of adoption of FAS 123	-	-	272
Issuance of shares	(165)	(281)	(678)
Stock option expense, net of tax	368	342	214
Other	(24)	148	350
Balance at end of year	$12,999	$12,820	$12,611

Retained Earnings
Balance at beginning of year	$21,737	$18,174	$13,798
Net income ($1.70, $2.08 and $2.30 per share)	5,653	7,008	7,800
Dividends to shareowners ($1.08, $1.025 and $1.015 per share)	(3,591)	(3,448)	(3,443)
Other	3	3	19
Balance at end of year	$23,802	$21,737	$18,174

Treasury Shares
Balance at beginning of year	(79)	$(3,482)	(46)	$(2,071)	(38)	$(1,717)
Purchase of shares	(44)	(1,456)	(47)	(2,068)	(49)	(2,255)
Issuance of shares	8	354	14	657	41	1,901
Balance at end of year	(115)	$(4,584)	(79)	$(3,482)	(46)	$(2,071)

Additional Minimum Pension Liability Adjustment
Balance at beginning of year	$-	$-	$-
Required charge (net of taxes of $904)	(1,473)	-	-
Balance at end of year	$(1,473)	$-	$-
Accumulated Other Comprehensive Income, net of tax
Balance at beginning of year	$(1,589)	$(1,307)	$(1,062)
Foreign currency translation adjustment, net of taxes of $309, $(172) and $(234)	628	(320)	(435)
Reclassification adjustment to net income for cumulative translation adjustment on securities sold	-	-	329
Unrealized gains (losses) on available-for-sale securities, net of taxes of $(19), $(35) and $(21)	(38)	(64)	(40)
Less reclassification adjustment for net (gains) losses included in net income	7	5	(99)
Less reclassification adjustment for loss included in deferred revenue	14	97	-
Other comprehensive income (loss)	611	(282)	(245)
Balance at end of year	$(978)	$(1,589)	$(1,307)

Total Comprehensive Income
Net income	$5,653	$7,008	$7,800
Additional minimum pension liability adjustment per above	(1,473)	-	-
Other comprehensive income per above	611	(282)	(245)
Total Comprehensive Income	$4,791	$6,726	$7,555

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1. Summary of Significant Accounting Policies

Basis of Presentation – Throughout this document, SBC Communications Inc. is referred to as “we” or “SBC”. The consolidated financial statements include the accounts of SBC and our majority-owned subsidiaries. Our subsidiaries and affiliates operate in the communications services industry both domestically and worldwide providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures, including Cingular Wireless (Cingular), and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. We account for our 60% economic interest in Cingular under the equity method since we share control equally (i.e., 50/50) with our 40% economic partner in the joint venture. We have equal voting rights and representation on the board of directors that controls Cingular. Earnings from certain foreign investments accounted for using the equity method are included for periods ended within up to three months of our year end (see Note 6).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. We have reclassified certain amounts in prior-period financial statements to conform to the current year’s presentation.

Income Taxes – Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. We provide valuation allowances against the deferred tax asset for amounts when the realization is uncertain.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets which gave rise to the credits.

Cash Equivalents – Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value.

Revenue Recognition – Revenues and associated expenses related to nonrefundable, upfront wireline service activation fees are deferred and recognized over the average customer life of five years. Expenses, though exceeding revenue, are only deferred to the extent of revenue.

Certain revenues derived from local telephone, long-distance and wireless services (principally fixed fees) are billed monthly in advance and are recognized the following month when services are provided. Other revenues derived from telecommunications services, principally long-distance and wireless airtime usage (in excess or in lieu of fixed fees) and network access, are recognized monthly as services are provided.

We recognize revenues and expenses related to publishing directories on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling our contractual obligation to our customers. The issue basis method is generally followed in the publishing industry. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized. These changes can have a material effect on quarterly revenues.

In 2002, we began reporting product-based revenue categories in our wireline segment for all periods presented. The new categories, voice, data and long-distance voice, provide a presentation of our wireline revenues that is more closely aligned with how we currently manage the business.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Cumulative Effect of Accounting Change – On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Adoption of FAS 142 means that we stopped amortizing goodwill, and at least annually we will test the remaining book value of goodwill for impairment. Any impairments subsequent to adoption will be recorded in operating expenses. We also stopped amortizing goodwill recorded on our equity investments. This embedded goodwill will continue to be tested for impairment under the accounting rules for equity investments, which are based on comparisons between fair value and carrying value.

With respect to our equity investments, Cingular stopped amortizing the Federal Communications Commission (FCC) wireless licenses they own as they determined that the licenses have an indefinite useful life because cash flows are expected to continue, and historical practice has shown that Cingular has been able to renew the licenses at each expiration date. During the second quarter of 2002, Cingular determined that an impairment existed upon adopting FAS 142. Our portion of Cingular’s impairment was $19, with no income tax effect. As required by FAS 142, we recorded this amount retroactive to January 1, 2002.

During the fourth quarter of 2002, América Móvil S.A. de C.V. (América Móvil) completed its analysis of the impact of adopting FAS 142 on its investment in CompUSA and determined that an impairment existed. Our portion of América Móvil’s impairment was $10, net of an income tax benefit of $5. As required by FAS 142, we recorded this amount retroactive to January 1, 2002. Our other international holdings have completed their FAS 142 impairment analyses; we did not record any additional cumulative effect as a result.

During the first quarter of 2002, in accordance with FAS 142, we completed our analysis of Sterling Commerce Inc. (Sterling), which is included in our wireline segment. This process included obtaining an independent appraisal of the fair value of Sterling as a whole and of its individual assets. Fair value was determined from the same cash flow forecasts used in December 2001 for the evaluation of Sterling’s carrying value under Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (FAS 121). FAS 121 was the accounting rule for impairment of goodwill that preceded FAS 142 and was effective through December 31, 2001. The valuation was then benchmarked against other guideline companies; however, because of its diversity in the e-commerce industry, Sterling has no truly comparable public companies. The valuation methodology required by FAS 142 is different than that required by FAS 121, in that it is more likely to result in an impairment because it requires the discounting of forecasted cash flows as compared to the undiscounted cash flow valuation method under FAS 121.

The allocation of fair values to identifiable tangible and intangible assets resulted in an implied valuation of the goodwill associated with Sterling of $646. This included a reclassification of the previously identified intangible asset of assembled work force into goodwill as required by FAS 142. Comparing this fair value to the carrying value resulted in an impairment of $1,791, with no income tax effect. This impairment was recorded as a cumulative effect of accounting change on the income statement as of January 1, 2002.

Our total cumulative effect of accounting change from the three items discussed above was a noncash charge of $1,820, net of an income tax benefit of $5, recorded as of January 1, 2002.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

As required by FAS 142, the following table shows our 2001 and 2000 results, which are presented on a basis comparable to the 2002 results, adjusted to exclude amortization expense related to goodwill and FCC wireless licenses. The amortization of these FCC licenses was included in the equity method amortization line beginning in October 2000, since these amounts were recorded by Cingular, a joint venture accounted for under the equity method.

Year Ended December 31,	2002	2001	2000
Income before extraordinary item and cumulative
effect of accounting change - as reported	$7,473	$7,026	$7,800
Add back: Goodwill amortization, net of tax	-	201	188
Add back: FCC wireless licenses, net of tax (prior to October 2000)	-	-	65
Add back: Equity method amortization, net of tax	-	258	192
Income before extraordinary item and cumulative
effect of accounting change - as adjusted	$7,473	$7,485	$8,245

Net income - as reported	$5,653	$7,008	$7,800
Add back: Goodwill amortization, net of tax	-	201	188
Add back: FCC wireless licenses, net of tax (prior to October 2000)	-	-	65
Add back: Equity method amortization, net of tax	-	258	192
Net income - as adjusted	$5,653	$7,467	$8,245

Basic earnings per share:
Net income - as reported	$1.70	$2.08	$2.30
Goodwill amortization	-	0.06	0.05
FCC wireless licenses (prior to October 2000)	-	-	0.02
Equity method amortization	-	0.08	0.06
Net income - as adjusted	$1.70	$2.22	$2.43

Diluted earnings per share:
Net income - as reported	$1.69	$2.07	$2.27
Goodwill amortization	-	0.05	0.05
FCC wireless licenses (prior to October 2000)	-	-	0.02
Equity method amortization	-	0.08	0.06
Net income - as adjusted	$1.69	$2.20	$2.40

Property, Plant and Equipment – Property, plant and equipment is stated at cost. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). FAS 143 sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company’s business, but only if a company is legally required to remove such assets. FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. To determine whether we have a legal obligation to remove our long-lived assets, we reviewed state and federal law and regulatory decisions applicable to our subsidiaries, primarily our wireline subsidiaries, which have long-lived assets. Based on this review, we concluded that we are not legally required to remove our long-lived assets, except in a few minor instances.

However, in November 2002 we were informed that the Securities and Exchange Commission (SEC) staff concluded that certain provisions of FAS 143 require that we exclude costs of removal from depreciation rates and accumulated depreciation balances in certain circumstances upon adoption, even where no legal removal obligations exist. In our case, this means that for plant accounts where our estimated costs of removal exceed the estimated salvage value, we are prohibited from accruing removal costs in those depreciation rates and accumulated depreciation balances in excess of the salvage value. For our other long-lived assets, where our estimated costs of removal are less than the estimated salvage value, we will continue to accrue the costs of removal in those depreciation rates and accumulated depreciation balances.

Therefore, in connection with the adoption of FAS 143 on January 1, 2003, we will reverse existing accrued costs of removal to the extent that it exceeds the estimated salvage value for those plant accounts. The noncash gain resulting from adoption will be recorded as a cumulative effect of accounting change on the income statement as of January 1, 2003. We currently estimate that the noncash gain will be approximately $4,000 to $6,000, before deferred taxes.

Beginning in 2003, for those plant accounts where our estimated costs of removal previously exceeded the estimated salvage value, we will now expense costs of removal only as we incur them (previously those costs had been recorded in our depreciation rates). As a result, our depreciation expense will decrease immediately and our operations and support expense will increase as these assets are removed from service. This change will affect both our consolidated results and our wireline segment. We currently estimate that the net impact of this change will be to increase consolidated pre-tax income and our wireline segment income in 2003 by approximately $200 to $300. However, over the life of the assets, total operating expenses recognized under this new accounting method will be approximately the same as under the previous method (assuming the cost of removal would be the same under both methods).

Software Costs – It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal use software. Capitalized software costs are included in Property, Plant and Equipment and are being amortized over three years.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Goodwill – Goodwill represents the excess of consideration paid over net assets acquired in business combinations. Beginning in 2002, goodwill is not amortized, but is tested annually for impairment (see above discussion under Cumulative Effect of Accounting Change).

The changes in the carrying amount of goodwill are as follows:

Wireline Segment	All Other	Total
Balance, December 31, 2001	$3,027	$550	$3,577
Sterling FAS 142 impairment	(1,791)	-	(1,791)
Deferred tax adjustment	(140)	-	(140)
Sterling transfer to Parent	(349)	349	-
Other	7	(10)	(3)
Balance, December 31, 2002	$754	$889	$1,643

For our reported results, the FAS 142 impairments recorded by Cingular and América Móvil are not shown in the table above but reduce the investment in equity affiliates line item on our Consolidated Balance Sheets.

In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling. As part of this restructuring, we transferred $349 of goodwill from Sterling to the SBC parent legal entity. (See Note 2)

Advertising Costs – Costs for advertising products and services or promoting our corporate image are expensed as incurred.

Foreign Currency Translation – Our foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates for the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets. Gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

Derivative Financial Instruments – We record derivatives on the balance sheet at fair value, and changes in the fair value are recorded in net income. We do not invest in derivatives for trading purposes. We use derivatives from time to time as part of our strategy to manage risks associated with our contractual commitments. For example, we use interest rate swaps to limit exposure to changes in interest rates on our debt obligations and foreign currency forward-exchange contracts to limit exposure to changes in foreign currency rates for transactions related to our foreign investments (see Note 8). We include gains or losses from interest rate swaps when paid or received in interest expense on our Consolidated Statements of Income. We include gains or losses from foreign currency forward exchange contracts as part of the transaction to which the forward exchange contract relates.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Stock-Based Compensation – As discussed more fully in Note 12, under various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock units. Prior to January 1, 2002, we accounted for these plans using the intrinsic value-based method of accounting as allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). In our previously reported results, no compensation cost was recognized in our Consolidated Statements of Income when options were issued with exercise prices at or above market value on the date of issuance. Effective January 1, 2002, we adopted the fair value recognition provisions of FAS 123. Under the retroactive restatement method of adoption we selected in accordance with the provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (FAS 148), our 2001 and 2000 results have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees after January 1, 1995. The adoption of FAS 123 as amended by FAS 148 reduced our 2002 net income $261, or $0.08 per share assuming dilution, 2001 net income $234, or $0.06 per share assuming dilution, and 2000 net income $167, or $0.05 per share assuming dilution. The fair value of options was estimated using a Black-Scholes option pricing model. Two of the more significant assumptions used in this estimate are the expected option life and the expected volatility, which we estimate based on historical information.

Pension and Postretirement Benefits – As discussed more fully in Note 10, our pension and postretirement benefit expense is measured, in part, based on certain actuarial assumptions. The weighted average expected return on assets assumption, which reflects our view of long-term returns, is one of the most significant of the weighted average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. Based on our long-term expectations of market returns in future years, we lowered our long-term rate of return on plan assets from 9.5% to 8.5% for 2003. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2003 combined pension and postretirement cost to increase approximately $342 over 2002 (analogous change would result from a 1% increase).

Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced in the last several years, we expect this methodology to contribute approximately $605 to our combined net pension and postretirement cost in 2003 as compared with not using this methodology. This methodology did not have a significant effect on our 2002, 2001 or 2000 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 2. Acquisitions, Dispositions, and Valuation and Other Adjustments

Restructuring of Investments – In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling. As part of this restructuring, a newly created subsidiary borrowed $244 from an independent party at an annual interest rate of 4.79%, repayable in five years (see Note 7). Additionally, a total of $43 of preferred securities in subsidiaries was sold to independent parties. The preferred interests receive preferred dividends at a 5.79% annual rate, paid quarterly (see Note 8). As we remain the primary beneficiary after the restructuring, the preferred securities are classified as “Other noncurrent liabilities” on our Consolidated Balance Sheets, and no gain or loss was recorded on the transaction. As a result, we recognized in net income $280 of tax benefits on certain financial expenses and losses that were not previously eligible for deferred tax recognition (see Note 9).

Acquisitions – In November 2001, we acquired the shares of Prodigy Communications Corporation (Prodigy) that we did not already own through a cash tender offer followed by a merger of a subsidiary into Prodigy. We paid approximately $470 and assumed debt of $105. This transaction resulted in approximately $589 in goodwill, which was not amortized in 2001. The majority of the shares we bought in the cash tender offer were from persons or entities affiliated with Teléfonos de México, S.A. de C.V. (Telmex), of which we own approximately 7.6%. In the fourth quarter of 2000, in connection with a change to our agreements with Prodigy, including an extension of a line of credit to Prodigy, we recognized a charge of approximately $143 ($89 net of tax). Approximately $110 of the charge was recorded in equity in net income of affiliates reflecting previously unrecognized equity losses from our investment in Prodigy. We had previously ceased recording losses when the cumulative losses had exceeded our basis of investment.

In August 2000, we acquired wireless properties in Washington and Texas from GTE Corporation for approximately $1,349. These properties were included in the contribution to Cingular.

In March 2000, we acquired Sterling, a provider of electronic business integration solutions, in an all-cash tender offer valued at approximately $3,576. The assets acquired include certain intangible assets such as developed technology, trade name, assembled work force, customer relationships and goodwill, which were assigned amortization lives of between 3 and 20 years. We expensed the acquired in-process research and development of approximately $132 in March 2000. In January 2002, in accordance with FAS 142, we determined that the fair value of our investment in Sterling was less than the carrying value at January 1, 2002. The allocation of fair values to identifiable tangible and intangible assets resulted in an implied valuation of the goodwill associated with Sterling of $646. This included a reclassification of the previously identified intangible asset of assembled work force into goodwill as required by FAS 142. Comparing this fair value to the carrying value resulted in an impairment of $1,791, with no income tax effect. This impairment is recorded as a cumulative effect of accounting change on the Consolidated Income Statement for 2002.

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

Dispositions – In the fourth quarter of 2002, we agreed to sell our 15% interest in Cegetel S.A. (Cegetel) to Vodafone Group PLC (Vodafone). The pending sale removed our significant influence and required us to change our accounting for Cegetel to the cost method from the equity method. With this change, the value of our investment is reflected in the “Other Assets” line on our December 31, 2002, Consolidated Balance Sheet. The sale was completed in January of 2003, and we received proceeds of $2,270 in cash and recorded a pre-tax gain of approximately $1,574.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

In the second quarter of 2002, we entered into two agreements with Bell Canada Holdings Inc. (Bell Canada): (1) to redeem a portion of our ownership in Bell Canada and (2) to give BCE, Inc. (BCE) the right to purchase our remaining interest in Bell Canada. In June 2002, we entered into an agreement to redeem a portion of our ownership in Bell Canada, representing approximately 4% of the company, for an $873 short-term note, resulting in a pre-tax gain of approximately $148. Under the terms of the agreement, on July 15, 2002 when we received the proceeds from the short-term note, we purchased approximately 9 million shares of BCE, the majority shareholder of Bell Canada, for approximately 250 Canadian dollars (CAD) ($164 at July 15, 2002 exchange rates). The resale of these shares is restricted for a period of nine months from the date of issue. In May 2002, a BCE employee replaced our employee as chief financial officer of Bell Canada. Our removal from significant influence on day-to-day operations and the progression of negotiations to sell our interest in Bell Canada required us to change our accounting for Bell Canada to the cost method from the equity method. With this change, the value of our investment was moved to the “Other Assets” line on our Consolidated Balance Sheet.

In the fourth quarter of 2002, BCE exercised its right to purchase our remaining 16% interest in Bell Canada at a price of 4,990 CAD. We received proceeds of $3,158, consisting of approximately 8.9 million shares of BCE stock and the remainder of $2,997 in cash and recognized a pre-tax gain of approximately $455. For a detailed discussion on the foreign currency hedge transaction relating to this disposition see Note 8.

In November 2001, we sold the assets of Ameritech New Media, a cable television operation, for approximately $205, resulting in a pre-tax loss of $61. In the first quarter of 2001, in anticipation of the disposal of these cable operations and in accordance with FAS 121, we evaluated these operations for impairment. We estimated that the future undiscounted cash flows of these operations were insufficient to recover their related carrying values. The impairment was measured by comparing the book value to fair value of the assets as indicated by prevailing market prices. The resulting adjustment of approximately $316 ($205 net of tax) to reduce the book value of these assets, primarily writing down property, plant and equipment, was recorded in the first quarter of 2001 as a charge to operating expenses.

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

Due to our wireless property contribution to Cingular in October 2000, we were required to sell our overlapping properties, which included selected wireless properties in Louisiana and Indiana. This resulted in a pre-tax gain of $357.

In August 2000, we sold our interest and TDC A/S (TDC), an equity investee, also sold its interest in Netcom GSM, a wireless telecommunications provider in Norway, which resulted in a direct and indirect pre-tax gain of approximately $546. In August 2000, we also sold our interest in MATÁV, a Hungarian telecommunications company, to Deutsche Telekom A. G. (Deutsche Telekom), our partner in the investment, for approximately $2,199, resulting in a pre-tax gain of approximately $1,153.

Valuation Adjustments – In January 2002, we purchased from América Móvil its approximately 50% interest in Cellular Communications of Puerto Rico (CCPR) for cash and a note redeemable for our investment in Telecom Américas Ltd. (Telecom Américas). We retained the right to settle the note by delivering Telecom Américas shares. This represented a forward sale of our interest in Telecom Américas. In connection with this transaction, we reviewed the values at which we would carry CCPR and our interest in Telecom Américas and recognized a charge of $390 ($262 net of tax) for the reduction of our direct and indirect book values to the value indicated by the transaction. We based this valuation on a contemporaneous transaction involving CCPR and an independent third party. The charges were recorded in both other income (expense) – net ($341) and equity in net income of affiliates ($49). América Móvil exercised its option to acquire our shares of Telecom Américas in July 2002.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

As discussed in more detail in Note 5, in the third quarter of 2001, we recognized an other-than-temporary decline of $162 ($97 net of tax) in the value of SpectraSite Communications Inc. (SpectraSite) shares we received as payment of future rents on land and wireless towers and related equipment. As we were required to hold the shares, we determined that we needed to adjust the value of the total consideration received from SpectraSite for entering into the tower leases to reflect actual realizable value. Accordingly, we reduced the amount of deferred revenue that was recorded when these shares were originally received. This adjustment will have the effect of reducing revenue recognized on the leases in the future. In June 2002, with SpectraSite stock trading at approximately $0.18 per share, we recorded another other-than-temporary decline of $40 ($24 net of tax).

We had cost investments in Williams Communications Group Inc. (Williams) and alternative providers of DSL services accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115). We periodically review the investments to determine whether an investment’s decline in value is other than temporary. If so, the cost basis of the investment is written down to fair value, which is the new cost basis.

In the second quarter of 2001, we concluded that the continued depressed market values for certain of our investments in other telecommunications companies, as well as difficulties experienced by many similar companies, indicated the decline in value of our investments was other than temporary. As a result of these reviews, we recognized a combined charge of $401 ($261 net of tax) in the second quarter of 2001 in other income (expense) – net, primarily related to our investment in Williams.

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

Comprehensive Review of Operations – During the fourth quarter of 2001, we performed a comprehensive review of operations that resulted in decisions to reduce our work force, terminate certain real estate leases and shut down certain operations. The charges related to those decisions, which we recorded as expense in 2001 are as follows:

  Work force-reduction charges Our review of staffing needs led to decisions to reduce our number of management and nonmanagement employees. We recorded a charge of approximately $377 ($244 net of tax), related to severance costs under our existing plans and an enhanced retirement benefit for certain nonmanagement employees (see Note 11).
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

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 3. Earnings Per Share

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary item and cumulative effect of accounting change for the years ended December 31, 2002, 2001 and 2000 are shown in the table below:

Year Ended December 31,	2002	2001	2000
Numerators
Numerator for basic earnings per share: Income before extraordinary items and cumulative effect of accounting change	$7,473	$7,026	$7,800
Dilutive potential common shares: Other stock-based compensation	7	6	6
Numerator for diluted earnings per share	$7,480	$7,032	$7,806

Denominators
Denominator for basic earnings per share: Weighted average number of common shares outstanding (000,000)	3,330	3,366	3,392
Dilutive potential common shares (000,000): Stock options	8	21	33
Other stock-based compensation	10	9	8
Denominator for diluted earnings per share	3,348	3,396	3,433

Basic earnings per share
Income before extraordinary items and cumulative effect of accounting change	$2.24	$2.09	$2.30
Extraordinary items	-	(0.01)	-
Cumulative effect of accounting change	(0.54)	-	-
Net income	$1.70	$2.08	$2.30

Diluted earnings per share
Income before extraordinary items and cumulative effect of accounting change	$2.23	$2.07	$2.27
Extraordinary items	-	-	-
Cumulative effect of accounting change	(0.54)	-	-
Net income	$1.69	$2.07	$2.27

At December 31, 2002, 2001 and 2000, we had issued options to purchase approximately 229 million, 207 million and 156 million SBC shares. Approximately 180 million, 62 million and 22 million shares, respectively, were not used to determine the dilutive potential common shares as the exercise price of these options was greater than the average market price of SBC common stock during the specified periods.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 4. Segment Information

Our operating segments represent strategic business units that offer different products and services and are managed accordingly. Under GAAP segment reporting rules, we analyze our various operating segments based on segment income, and, as noted below, we exclude special items and analyze them separately. Interest expense, interest income and other income (expense) – net are managed only on a total company basis and are, accordingly, reflected in the other segment. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated segment income.

Beginning with the release of our first quarter 2003 results, we will be providing expanded information for our segments. To that end, we expect to revise each segment’s “operations and support expenses” line item to include separate discussions on individual components. While we are currently determining these components, we expect them to include selling, general and administrative expenses and cost of sales. We have five reportable segments that reflect the current management of our business: (1) wireline; (2) wireless; (3) directory; (4) international; and (5) other.

The wireline segment provides landline telecommunications services, including local and long-distance voice, switched access, messaging service and data.

The wireless segment provides wireless telecommunications services and equipment and substantially all of these operations were contributed to Cingular in October 2000. Our historical wireless operations represented approximately three-fourths of the wireless segment results for the year ended December 31, 2000. Results from Cingular’s operations are reported as equity in net income of affiliates in our consolidated financial statements. However, when we analyze our operating segment results, we evaluate the performance of the wireless segment based on the proportion of Cingular’s results equal to our economic ownership (60%), along with our wireless properties that were not contributed to Cingular. This means that we include 60% of Cingular’s revenues and expenses in our wireless segment operating revenues and operating expenses. While including 60% of Cingular’s results in the wireless segment results will change revenues, expenses, operating income and nonoperating items for the wireless segment, it will not change our wireless segment income, consolidated segment net income, or reported net income.

The directory segment includes all directory operations, including Yellow and White Pages advertising and electronic publishing. Our international segment includes all investments with primarily international operations.

The other segment includes all corporate and other operations.

Consolidated segment results for 2002, 2001 and 2000 excluded the following special items. As supplemental information, we have indicated in brackets the name of the segment most closely associated with the legal entity affected by each special item. As noted above, these special items are not part of our operating segment results.

Special items for 2002:

  Combined charges of $872 ($541 net of tax) (recorded in operating expenses) for enhanced pension benefits, pension settlements, severance costs and real estate costs related to work force-reduction programs. [Wireline, Directory and Other]
  A charge of $142 ($88 net of tax) (recorded in equity in net income of affiliates for Consolidated results and recorded in operating expenses for Consolidated Segment results) for our proportionate share of impairments, severance and restructuring costs at Cingular. The impairments included, among other items, write-downs related to Cingular interactive paging and transmission equipment in markets with complete system conversions. [Wireless]
  A gain of $603 ($543 net of tax) (recorded in other income (expense) - net) on the redemption of our interest in Bell Canada. [International]
  A tax benefit of $280 resulting from an internal restructuring of our ownership of several investments, including Sterling (see Note 2). [Consolidated Segments only]

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

  Income of $326 ($212 net of tax) (recorded in equity in net income of affiliates) consisting of 1) income of $371 ($257 net of tax) from our proportionate share of the gains at TDC and Belgacom related to the disposition of their Netherlands wireless operations as a result of a call by a subsidiary of Deutsche Telekom. The components of this amount included a gain at Belgacom of $75 ($49 net of tax) on the disposition and a direct and indirect gain at TDC of $296 ($208 net of tax); 2) a gain of $13 (with no tax effect) for a reduction in a previously recorded restructuring accrual at a TDC affiliate; and 3) a charge of $58 (with no tax effect) related to impairments on TDC’s investments in Poland, Norway and the Czech Republic. [International]
  A charge of $101 ($68 net of tax) (recorded in equity in net income of affiliates) representing our proportionate share of restructuring costs at Belgacom. These costs were primarily related to a work force-reduction initiative. [International]
  Additional bad debt reserves of $125 ($84 net of tax) (recorded in operating expenses) as a result of the July 2002 WorldCom, Inc. (WorldCom) bankruptcy filing. [Wireline]

Special items for 2001:

  Pension settlement gains of $1,097 ($688 net of tax) (recorded in operating expenses) related to management employees, primarily resulting from a fourth-quarter 2000 voluntary retirement program net of costs associated with that program. [Wireline, Directory, International and Other]
  Combined charges of $401 ($261 net of tax) (recorded in other income (expense) - net) primarily related to valuation adjustments of Williams as well as certain other cost investments accounted for under FAS 115. The charges resulted from an evaluation that the decline was other than temporary. [Other]
  Reduction of a valuation allowance of $120 ($78 net of tax) (recorded in other income (expense) - net) on a note receivable related to the sale of SecurityLink. The note was collected in July 2001. [Other]
  Combined charges of $316 ($205 net of tax) (recorded in operating expenses) related to impairment of our cable operations. [Wireline and Other]
  A charge of $390 ($262 net of tax) (recorded in equity in net income of affiliates and other income (expense) - net) indicated by a transaction pending as of December 31, 2001, to reduce the direct and indirect book value of our investment in Telecom Americas. [International]
  A charge of $197 (with no tax effect) (recorded in equity in net income of affiliates) for costs related to TDC’s decision to discontinue nonwireless operations of its Talkline subsidiary and our impairment of the goodwill we allocated to Talkline. [International]
  A charge of $197 ($128 net of tax) (recorded in operating expenses) representing a proposed settlement agreement with the Illinois Commerce Commission (ICC) related to a provision of the Ameritech Corporation (Ameritech) merger. The amount represents an estimate of all future savings to be shared with our Illinois customers. [Wireline]
  Combined charges of $619 ($425 net of tax) (recorded in operating expenses) associated with our comprehensive review of operations in the fourth quarter of 2001, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 2). [Wireline, Directory and Other]

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Special items for 2000:

  Gains of $1,886 ($1,248 net of tax) (recorded in equity in net income of affiliates and other income (expense) - net) related to the sale of direct and indirect investments in MATAV and Netcom GSM, two international equity affiliates, and from the contribution of our investment in ATL - Algar Telecom Leste S.A. (ATL), a Brazilian telecommunications company, to Telecom Americas. [International]
  Gains of $238 ($155 net of tax) (recorded in other income (expense) - net) on the sale of Telmex L shares associated with our private purchase of a note receivable with characteristics that essentially offset future mark-to-market adjustments on the Debt Exchangeable for Common Stock (DECS). [International]
  Pension settlement gains of $512 ($328 net of tax) (recorded in operating expenses and equity in net income of affiliates) associated with pension litigation, first-quarter payments primarily related to employees who terminated employment during 1999 and gains resulting from a voluntary retirement program net of enhanced pension and postretirement benefits associated with that program (see Note 10). [Wireline, Directory, International and Other]
  Costs of $1,205 ($800 net of tax) (recorded in operating expenses and other income (expense) – net) associated with strategic initiatives and other adjustments resulting from the merger integration process with Ameritech. [Wireline, Directory and Other]
  A charge of $132 (with no tax effect) (recorded in operating expenses) related to in-process research and development from the March 2000 acquisition of Sterling (see Note 2). [Other]
  Combined charges of $971 ($677 net of tax) (recorded in operating expenses, equity in net income of affiliates and other income (expense) - net) related to valuation adjustments of SecurityLink and certain cost investments accounted for under FAS 115, and the restructure of agreements with Prodigy, including the extension of a credit facility and recognition of previously unrecognized equity losses from our investment (see Note 2). [Other]
  Gains of $357 ($99 net of tax) (recorded in other income (expense) - net) primarily related to our required disposition of overlapping wireless properties in connection with our contribution of operations to Cingular. [Other]

In the tables below, we show how our segment results are reconciled in three steps to our consolidated results reported in accordance with GAAP. The Wireline, Wireless, Directory, International and Other columns represent the results of each such operating segment. First, we use the elimination column (Elim.) to eliminate any intercompany transactions included in each segment’s results and to eliminate 60% of our intercompany transactions with Cingular. Second, we use the Cingular De-consolidation column to remove 60% of Cingular’s results from the wireless segment and include these results in the “Equity in net income of affiliates” line item in accordance with GAAP. Last, the Reconciling Adjustments column adds back the impact of the special items listed above in order to reconcile our segment results to our consolidated results as reported in accordance with GAAP. In the balance sheet section of the tables below, our investment in Cingular is included in the “Investment in equity method investees” line item in the Other column.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Segment results, including a reconciliation to SBC consolidated results, for 2002, 2001 and 2000 are as follows:

At December 31, 2002 or for the year ended
Wireline	Wireless	Directory	Inter- national	Other	Elim.	Consolidated Segment Results	Cingular De- consol- idation	Reconciling Adjustments	As Reported
Revenues from external customers	$38,362	$8,836	$4,371	$35	$370	$(219)	$51,755	$(8,617)	$-	$43,138
Intersegment revenues	30	-	80	-	19	(129)	-	-	-	-
Total segment operating revenues	38,392	8,836	4,451	35	389	(348)	51,755	(8,617)	-	43,138
Operations and support expenses	23,008	6,093	1,928	85	26	(348)	30,792	(5,994)	1,139	25,937
Depreciation and amortization expenses	8,442	1,240	30	-	120	-	9,832	(1,254)	-	8,578
Total segment operating expenses	31,450	7,333	1,958	85	146	(348)	40,624	(7,248)	1,139	34,515
Segment operating income	6,942	1,503	2,493	(50)	243	-	11,131	(1,369)	(1,139)	8,623
Interest expense	-	-	-	-	1,664	-	1,664	(282)	-	1,382
Interest income	-	-	-	-	314	-	314	247	-	561
Equity in net income of affiliates	-	(4)	-	926	15	-	937	759	225	1,921
Other income (expense) - net	-	-	-	-	56	-	56	75	603	734
Segment income before income taxes	6,942	1,499	2,493	876	(1,036)	-	10,774	(6)	(311)	10,457

Segment assets	66,117	15,197	2,839	8,352	56,982	(39,957)	N/A	(14,473)	N/A	95,057
Investment in equity method investees	124	1,580	28	5,668	4,460	-	N/A	(1,390)	N/A	10,470
Expenditures for additions to long-lived assets	6,736	2,366	11	-	61	-	N/A	(2,366)	N/A	6,808

At December 31, 2001 or for the year ended
Wireline	Wireless	Directory	Inter- national	Other	Elim.	Consolidated Segment Results	Cingular De- consol- idation	Reconciling Adjustments	As Reported
Revenues from external customers	$40,660	$8,647	$4,382	$152	$532	$(72)	$54,301	$(8,393)	$-	$45,908
Intersegment revenues	30	-	86	33	54	(203)	-	-	-	-
Total segment operating revenues	40,690	8,647	4,468	185	586	(275)	54,301	(8,393)	-	45,908
Operations and support expenses	24,315	5,957	1,907	240	245	(275)	32,389	(5,713)	(353)	26,323
Depreciation and amortization expenses	8,383	1,232	36	3	205	-	9,859	(1,170)	388	9,077
Total segment operating expenses	32,698	7,189	1,943	243	450	(275)	42,248	(6,883)	35	35,400
Segment operating income	7,992	1,458	2,525	(58)	136	-	12,053	(1,510)	(35)	10,508
Interest expense	-	-	-	-	1,758	-	1,758	(159)	-	1,599
Interest income	-	-	-	-	374	-	374	308	-	682
Equity in net income of affiliates	-	(11)	-	800	14	-	803	1,038	(246)	1,595
Other income (expense) - net	-	-	-	-	413	-	413	1	(622)	(208)
Segment income before income taxes	7,992	1,447	2,525	742	(821)	-	11,885	(4)	(903)	10,978

Segment assets	71,037	14,234	2,777	9,456	57,423	(45,087)	N/A	(13,518)	N/A	96,322
Investment in equity method investees	120	1,403	21	8,196	3,441	-	N/A	(1,214)	N/A	11,967
Expenditures for additions to long-lived assets	11,032	2,079	24	-	93	-	N/A	(2,039)	N/A	11,189

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

At December 31, 2000 or for the year ended
Wireline	Wireless	Directory	Inter- national	Other	Elim.	Consolidated Segment Results	Cingular De- consol- idation	Reconciling Adjustments	As Reported
Revenues from external customers	$39,709	$7,941	$4,251	$320	$1,012	$(22)	$53,211	$(1,814)	$(23)	$51,374
Intersegment revenues	182	1	89	8	86	(366)	-	-	-	-
Total segment operating revenues	39,891	7,942	4,340	328	1,098	(388)	53,211	(1,814)	(23)	51,374
Operations and support expenses	23,659	5,348	2,017	459	644	(388)	31,739	(1,338)	755	31,156
Depreciation and amortization expenses	7,869	1,083	32	17	350	-	9,351	(253)	650	9,748
Total segment operating expenses	31,528	6,431	2,049	476	994	(388)	41,090	(1,591)	1,405	40,904
Segment operating income	8,363	1,511	2,291	(148)	104	-	12,121	(223)	(1,428)	10,470
Interest expense	-	-	-	-	1,638	-	1,638	(46)	-	1,592
Interest income	-	-	-	-	187	-	187	92	-	279
Equity in net income of affiliates	(12)	12	-	862	(1)	-	861	72	(36)	897
Other income (expense) - net	-	-	-	-	397	-	397	16	2,149	2,562
Segment income before income taxes	8,351	1,523	2,291	714	(951)	-	11,928	3	685	12,616

Segment assets	66,087	14,478	2,820	12,284	57,667	(42,483)	N/A	(12,202)	N/A	98,651
Investment in equity method investees	(5)	232	20	9,394	2,777	-	N/A	(40)	N/A	12,378
Expenditures for additions to long-lived assets	12,093	1,467	35	-	140	-	N/A	(611)	N/A	13,124

Geographic Information

Our investments outside of the United States are primarily accounted for under the equity method of accounting. Accordingly, we do not include in our operating revenues and expenses the revenues and expenses of these individual investees. Therefore, less than 1% of our total operating revenues for all years presented are from outside the United States.

Long-lived assets consist primarily of net property, plant and equipment; goodwill; and the book value of our equity investments, and are shown in the table below:

December 31,	2002	2001
United States	$54,934	$57,174
Canada	-	3,429
Denmark	2,689	1,959
Belgium	1,122	876
Mexico	945	1,008
France	-	478
South Africa	623	415
Other foreign countries	290	32
Total	$60,603	$65,371

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 5. Property, Plant and Equipment

Property, plant and equipment is summarized as follows at December 31:

Lives (years)	2002	2001
Land	-	$627	$601
Buildings	35-45	11,168	10,645
Central office equipment	3-10	54,774	52,164
Cable, wiring and conduit	10-50	50,665	49,008
Other equipment	5-15	9,997	10,277
Software	3	3,016	2,044
Under construction	-	1,508	2,785
	131,755	127,524
Accumulated depreciation and amortization	83,265	77,697
Property, plant and equipment - net	$48,490	$49,827

Our depreciation expense was $8,379, $8,596 and $8,480 for 2002, 2001 and 2000.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases for 2002, 2001 and 2000 were $586, $799 and $755. At December 31, 2002, the future minimum rental payments under noncancelable operating leases for the years 2003 through 2007 were $385, $385, $266, $205 and $175 with $310 due thereafter. Capital leases are not significant.

SpectraSite Agreement

In August 2000, SBC and SpectraSite reached an agreement under which we granted the exclusive rights to lease space on up to approximately 3,900 communications towers to SpectraSite. These leases were scheduled to close over a period ending in 2002. SpectraSite also agreed to build or buy an estimated 800 new towers for Cingular over the next five years. Cingular will sublease space on the towers from SpectraSite and will have expansion rights on a majority of the existing towers. Cingular’s sublease payments to SpectraSite reduce Cingular’s net income and should partially offset the income (described below) we receive from SpectraSite. As a result, we do not expect this agreement to have a material effect on our net income.

Under terms of the original agreement, if all communications towers were leased by SpectraSite, we would receive total consideration of approximately $1,300 in a combination of cash of $983 and SpectraSite common stock valued at $325, or $22.659 per share. The consideration represents prepayments on the operating leases with SpectraSite, is initially recorded as deferred revenue, and will be recognized in income as revenue over the life of the leases and is subject to future adjustment depending on changes in the stock price of SpectraSite. The SpectraSite shares we received were subject to restrictions on later sale by us. In addition, the agreement specified that we would receive additional shares of SpectraSite stock in the event of a decline in price of SpectraSite, up to a maximum of three-fourths of one share for each share held by us at the end of an initial three-year holding period.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

During 2001, we received cash of $495 and SpectraSite stock in exchange for leasing 2,665 communication towers to SpectraSite. Also during the third quarter of 2001, we recognized an other-than-temporary decline of $162 ($97 net of tax) in the value of SpectraSite shares we received as payment of future rents on land and wireless towers and related equipment. This amount reflected the decline in the stock market price of SpectraSite shares below our carrying value. As we were required to hold the shares, we determined that we needed to adjust the value of the total consideration received from entering into the leases to reflect actual realizable value. Accordingly, we reduced the amount of deferred revenue that was recorded when these shares were originally received. This adjustment will have the effect of reducing revenue recognized on the leases in the future.

In November 2001, we amended our agreement with SpectraSite. We agreed to reduce the maximum number of communication towers to be leased to SpectraSite to 3,600 and to extend the schedule for closing on tower subleases until the first quarter of 2004. As consideration for those modifications, we received $35.

In June 2002, with SpectraSite stock trading at approximately $0.18 per share, we recorded another other-than-temporary decline of $40 ($24 net of tax). The potential maximum number of additional shares we could receive under terms of the agreement for our holdings as of December 31, 2002, was 7.4 million.

In November 2002, SpectraSite and certain of its senior debt holders agreed to restructure its debt. To effect the restructuring, SpectraSite filed a “pre-arranged” plan of reorganization under Chapter 11 of the United States Bankruptcy Code. We agreed with SpectraSite, subject to completion of its Chapter 11 reorganization, to decrease to approximately 3,300 the number of towers to be leased to SpectraSite and to extend the schedule for closing on tower subleases until the third quarter of 2004. It is not known at this time what effect the Chapter 11 filing will have on the value of our holdings in SpectraSite.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 6. Equity Investments

We account for investments in equity affiliates under the equity method of accounting. Our equity investments include our nationwide wireless joint venture, Cingular, and various international investments.

The following table is a reconciliation of our investments in equity affiliates:

2002	2001	2000
Beginning of year	$11,967	$12,378	$10,648
Additional investments	268	184	783
Cingular contributions	299	506	2,688
Equity in net income	1,921	1,595	897
Dividends received	(335)	(840)	(376)
Currency translation adjustments	962	(528)	(849)
Dispositions	(867)	(113)	(811)
Other adjustments	(3,745)	(1,215)	(602)
End of year	$10,470	$11,967	$12,378

The currency translation adjustment for 2002 primarily reflects the effect of exchange rate fluctuations on our investments in TDC, Belgacom S.A. (Belgacom) and Telkom S.A. Limited (Telkom). Dispositions for 2002 reflect the sale of shares of Bell Canada of $719 (see Note 2), Telmex L shares of $98, América Móvil L shares of $40 and Amdocs shares of $10. Other adjustments for 2002 include adjustments of $2,887 and $696 resulting from our change from the equity method to the cost method of accounting for investments in Bell Canada and Cegetel, respectively (see Note 2). Other adjustments for 2002 also included a dividend from TDC that was treated as a return of capital due to TDC’s insufficient undistributed earnings.

The currency translation adjustment for 2001 primarily reflects the effect of exchange rate fluctuations on our investments in Bell Canada, Telkom, Telmex and América Móvil. Dispositions for 2001 reflect our sale of TransAsia Telecommunications, Amdocs shares and diAx A.G. (diAx). Other adjustments for 2001 include the return of capital in Cingular and a dividend from TDC that was treated as a return of capital due to the nature of our investment in TDC, where we appoint six of twelve Board members, including the tie-breaking vote.

The currency translation adjustment for 2000 primarily reflects the effect of exchange rate fluctuations on our investments in TDC, Telmex, Telkom and Bell Canada. Dispositions for 2000 include the sale of our investment in MATÁV and the sale of Telmex L shares. Other adjustments for 2000 primarily consist of our contribution of ATL to Telecom Américas.

Undistributed earnings from equity affiliates were $3,929 and $2,858 at December 31, 2002 and 2001, including $1,868 and $1,109 from Cingular.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Wireless

We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e., 50/50) with our 40% economic partner in the joint venture. We have equal voting rights and representation on the board of directors that controls Cingular. Cingular serves approximately 22 million wireless customers, is the second-largest wireless operator in the United States and has approximately 231 million potential customers in 45 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

The following table presents summarized financial information for Cingular at December 31, or for the period then ended:

Income Statements	2002	2001	2000 (3 months)
Operating revenues	$14,727	$14,108	$3,060
Operating income	2,280	2,518	381
Net income	1,207	1,692	127
Balance Sheets
Current assets	$2,731	$2,557
Noncurrent assets	21,391	19,973
Current liabilities	2,787	3,224
Noncurrent liabilities	13,794	13,456

Our initial contributions to Cingular in October 2000 included current assets of $2,100, noncurrent assets of $10,100, current liabilities of $1,400 and noncurrent liabilities of $8,100.

In 2002, we entered into a related-party agreement with Cingular to provide wholesale long-distance services to Cingular. Revenue from these long-distance services was approximately $123 in 2002.

At December 31, 2002, we had notes receivable from Cingular of $5,922 bearing interest at the annual rate of 7.5%. In November 2002, we extended the maturity of the advances from March 31, 2004, to March 31, 2005. We may continue to extend the maturity of the advances to the extent required in connection with Cingular’s external credit facility. This interest income does not have a material impact on our net income as it is mostly offset when we record our share of equity income in Cingular. The interest income from Cingular was approximately $441 in 2002 and $555 in 2001.

In October 2001, Cingular announced it plans to begin upgrading its network to EDGE (Enhanced Data Rates for Global Evolution) third-generation wireless data technology. Cingular targets completion of the upgrade for the end of 2004 and approximates capital expenditures of $2,600 to $2,800 for the entire upgrade project. We expect funding for this upgrade to be provided by Cingular.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

International

Our investments in equity affiliates include a 7.6% interest in Telmex, Mexico’s national telecommunications company; a 7.6% interest in América Móvil, primarily a wireless provider in Mexico, with telecommunications investments in the United States and Latin America; a 41.6% interest in TDC, the national communications provider in Denmark; a 17.5% interest in Belgacom, the national communications provider in Belgium; and an 18% interest in Telkom, the state-owned telecommunications company of South Africa. TDC also holds a 16.5% interest in Belgacom, bringing our effective interest to 24.4%.

In the second quarter of 2002, we entered into two agreements with Bell Canada: (1) to redeem a portion of our ownership in Bell Canada, representing approximately 4% of the company and (2) to give BCE the right to purchase our remaining interest in Bell Canada. BCE exercised its right to purchase our remaining interest in Bell Canada during the fourth quarter of 2002. See Note 2 for a more detailed discussion on this divestiture.

In 2002, we agreed to sell to Vodafone our 15% equity interest in Cegetel, a joint venture that owns 80% of the second-largest wireless provider in France. The pending sale removed our significant influence and required us to change our accounting for Cegetel to the cost method from the equity method. With this change, the value of our investment is reflected in the “Other Assets” line on our December 31, 2002 Consolidated Balance Sheet. This transaction closed in the first quarter of 2003. (See Note 2)

The following table presents summarized financial information of our significant international investments accounted for using the equity method, taking into account all adjustments necessary to conform to GAAP but excluding our purchase adjustments, including goodwill, at December 31 or for the year then ended:

Income Statements	2002	2001	2000
Operating revenues	$29,450	$44,662	$40,190
Operating income	13,010	11,598	11,911
Net income	6,380	5,838	5,714
Balance Sheets
Current assets	$7,668	$12,491
Noncurrent assets	27,636	47,395
Current liabilities	7,631	17,495
Noncurrent liabilities	17,105	25,539

At December 31, 2002, we had goodwill of approximately $1,682 related to our international investments in equity affiliates.

Based on the December 31, 2002 quoted market price of TDC stock, the aggregate market value of our investment in TDC was approximately $2,142. The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2002, was approximately $1,555. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2002, was approximately $707. Belgacom and Telkom were not publicly traded at December 31, 2002, and thus do not have a readily available market value. Our weighted average share of operating revenues shown above was 16% in 2002 and 17% in 2001 and 2000.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 7. Debt

Long-term debt of SBC and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

2002	2001
Notes and debentures
0.00% - 5.98% 2002 - 2038[1]	$6,666	$5,800
6.03% - 7.85% 2002 - 2048[2]	13,118	14,006
8.85% - 10.50% 2005 - 2016	166	240
19,950	20,046
Unamortized discount - net of premium	(203)	(170)
Total notes and debentures	19,747	19,876
Capitalized leases	143	248
Total long-term debt, including current maturities	19,890	20,124
Current maturities of long-term debt	(1,354)	(2,991)
Total long-term debt	$18,536	$17,133

[1]	Includes $1,000 of 4.295% PURS maturing in 2021 with a put option by holder in 2003 and $250 of 5.95% debentures maturing in 2038 with a put option by holder in 2005.
[2]	Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006.

At December 31, 2002, the aggregate principal amounts of long-term debt and weighted average interest rate scheduled for repayment for the years 2003 through 2007 were $1,354 (6.0%), $861 (6.5%), $1,100 (6.8%), $2,623 (5.9%) and $933 (6.3%) with $13,222 (6.5%) due thereafter. As of December 31, 2002, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured.

Financing Activities

During 2002, approximately $895 in long-term notes matured. In addition to these maturities, we redeemed notes totaling approximately $456 and issued approximately $3,244 of new notes whose proceeds were used primarily to pay down short-term borrowings and for general corporate purposes.

During the first quarter of 2002, we reclassified $1,000 of 20-year annual Puttable Reset Securities (PURS) from debt maturing within one year to long-term debt. The PURS, a registered trademark, contain a 20-year series of simultaneous annual put and call options at par. These options are exercisable on June 5 of each year until June 5, 2021. At the time of issuance, we sold to an investment bank the 20-year option to call the PURS on each annual reset date of June 5. If the call option is exercised, each PURS holder will be deemed to have sold its PURS to the investment banker. The investment banker will then have the right to remarket the PURS at a new interest rate for an additional 12-month period. The new annual interest rate will be determined according to a pre-set mechanism based on the then prevailing London Interbank Offer Rate (LIBOR). If the call option is not exercised on any given June 5, the put option will be deemed to have been exercised, resulting in the redemption of the PURS on that June 5. The proceeds of the PURS were used to retire short-term debt and for general corporate purposes. There are no special covenants or other provisions applicable to the PURS. The company supports this long-term classification based on its intent and ability to refinance the PURS on a long-term basis.

In February 2002, we issued a $1,000 global bond. The bond pays interest semi-annually at a rate of 5.875%. The bond will mature on February 1, 2012. Proceeds from this debt issuance were used for general corporate purposes.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

In March 2002, we issued two $500 one-year notes. The notes pay interest quarterly. The interest rate is based on LIBOR, which is determined two London business days preceding the settlement date. Proceeds from this debt issuance were used to refinance debt.

In August 2002, we issued $1,000 global notes. The notes pay interest semi-annually at a rate of 5.875%. The notes will mature on August 15, 2012. Proceeds from this debt issuance were used primarily to repay a portion of our commercial paper borrowings and for general corporate purposes.

In the fourth quarter of 2002, we restructured our holdings in certain investments, including Sterling. As part of this restructuring, a newly created subsidiary issued a note for approximately $244, with an interest rate of 4.79%. The note is scheduled to mature in December 2007. (See Note 2)

In December 2002, we redeemed, prior to maturity, approximately $50 of debt with a yield of 7.0%. The debt obligation was originally scheduled to mature in December 2020. In November 2002, we redeemed, prior to maturity, approximately $350 of multiple debt obligations that were originally scheduled to mature between October 2005 and April 2007. These notes carried interest rates ranging between 4.75% and 5.5%, with an average yield of 5.3%. We also redeemed, prior to maturity, approximately $55 of debt obligations during June 2002.

Debt maturing within one year consists of the following at December 31:

2002	2001
Commercial paper	$1,148	$6,039
Current maturities of long-term debt	1,354	2,991
Other short-term debt	1,003	3
Total	$3,505	$9,033

The weighted average interest rate on commercial paper debt at December 31, 2002 and 2001 was 1.43% and 2.07%. In October 2002, we entered into a 364-day credit agreement totaling $4,250 with a syndicate of banks replacing pre-existing credit agreements of approximately $3,700. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. Under the terms of the agreement, repayment of advances up to $1,000 may be extended two years from the termination date of the agreement. Repayment of advances up to $3,250 may be extended to one year from the termination date of the agreement. There is no material adverse change provision governing the drawdown of advances under this credit agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2002 or 2001.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 8. Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows at December 31:

2002	2001
Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes and debentures	$19,747	$20,992	$19,876	$20,315
Preferred stock of subsidiaries	393	393	350	350

The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The carrying amount of commercial paper debt approximates fair value. Our short-term investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values. Our notes receivable from Cingular are recorded at face value, and the carrying amounts approximate fair values.

Preferred Stock Issuances by Subsidiaries – In the fourth quarter of 2002, we restructured our holdings in certain investments, including Sterling. As part of this restructuring, a newly created subsidiary issued approximately $43 of preferred stock. The preferred stock will accumulate dividends at an annual rate of 5.79% and can be converted, at the option of the holder, to common stock (but not a controlling interest) of the subsidiary at any time. (See Note 2)

In June 1997 and December 1999, a subsidiary issued $250 and $100 of preferred stock in private placements. The holders of the preferred stock may require SBC’s subsidiary to redeem the shares after May 20, 2004. Holders receive quarterly dividends based on a rolling three-month LIBOR. The dividend rate for the December 31, 2002, payment was 2.57%.

The preferred stock of subsidiaries discussed above is included in “Other noncurrent liabilities” on the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Derivatives – We use interest rate swaps to manage interest rate risk. The notional amounts, carrying amounts and estimated fair values of our derivative financial instruments are summarized as follows at December 31:

2002	2001
	Notional Amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
Interest rate swaps	$1,000	$0	$84	$580	$0	$5

As discussed in Note 2, we disposed of our interest in Bell Canada during 2002. Because we were to receive CAD as proceeds for this redemption, we entered into a series of foreign currency exchange contracts to provide us with a fixed rate of conversion of these CAD proceeds into U.S. dollars. We entered into a series of forward contracts to sell 1,500 CAD on January 3, 2003, at an average exchange rate of 1.53. There was no initial upfront cost to enter into these contracts. As the amount of the remaining proceeds that we would receive in CAD was uncertain, we entered into two put option contracts, which gave us the right to sell up to 3,192 CAD on January 3, 2003, at an average exchange rate of 1.57. We paid fees of approximately $28 to enter into these contracts. During the fourth quarter of 2002, we closed on the sale of our remaining 16% interest in Bell Canada. Coinciding with that close, we sold the put option contracts and recovered the initial option fee of $28. Additionally, we purchased forward contracts for January 2003 in an amount equaling our obligation under the forward sale contracts listed above. With these trades, our effective foreign exchange forward obligation as of December 31, 2002, was zero.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 9. Income Taxes

Significant components of our deferred tax liabilities and assets are as follows at December 31:

2002	2001
Depreciation and amortization	$9,231	$6,749
Equity in foreign affiliates	643	586
Deferred directory expenses	493	498
Other	4,611	3,777
Deferred tax liabilities	14,978	11,610
Employee benefits	3,078	2,046
Currency translation adjustments	519	871
Allowance for uncollectibles	456	286
Unamortized investment tax credits	93	106
Other	1,285	1,329
Deferred tax assets	5,431	4,638
Deferred tax assets valuation allowance	148	140
Net deferred tax liabilities	$9,695	$7,112

The increase in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets. The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

The components of income tax expense are as follows:

2002	2001	2000
Federal:
Current	$377	$1,803	$3,249
Deferred - net	2,251	1,587	961
Amortization of investment tax credits	(30)	(44)	(71)
2,598	3,346	4,139
State and local:
Current	116	206	575
Deferred - net	219	385	98
Foreign	51	15	4
	386	606	677
Total	$2,984	$3,952	$4,816

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling (see Note 2). The restructuring, included the issuance of external debt (see Note 7), and the issuance and sale of preferred securities in subsidiaries (see Note 8). As we remain the primary beneficiary after the restructuring, the preferred securities are classified as “Other noncurrent liabilities” on our Consolidated Balance Sheet, and no gain or loss was recorded on the transaction. As a result of the sale of preferred securities, we recognized in net income $280 of tax benefits on certain financial expenses and losses that were not previously eligible for deferred tax recognition.

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary items and cumulative effect of accounting change is as follows:

2002	2001	2000
Taxes computed at federal statutory rate	$3,660	$3,842	$4,416
Increases (decreases) in income taxes resulting from:
State and local income taxes - net of federal income tax benefit	251	394	440
Restructuring/sale of preferred interest	(280)	-	-
Effects of international operations	(354)	(22)	(207)
Goodwill amortization	-	86	124
Tax settlements	(171)	-	-
Contributions of appreciated investments	-	(208)	-
Other - net	(122)	(140)	43
Total	$2,984	$3,952	$4,816

Effects of international operations include items such as foreign tax credits and the effects of undistributed earnings from international operations. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that have been or are intended to be permanently reinvested.

Note 10. Pension and Postretirement Benefits

Pensions – Substantially all of our employees are covered by one of various noncontributory pension and death benefit plans. At December 31, 2002, management employees participated in either cash balance or defined lump sum pension plans with a minimum based upon a stated percentage of employees’ adjusted career income. The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification. Most employees can elect to receive their pension benefits in either a lump sum payment or annuity.

Our objective in funding the plans, in combination with the standards of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is to accumulate assets sufficient to meet the plans’ obligations to provide benefits to employees upon their retirement. Required funding is based on the present value of future benefits, which is similar to the projected benefit obligation discussed below. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. No significant cash contributions to the trust will be required under ERISA regulations during 2003; however, we reserve the right to make contributions in excess of minimum funding requirements. During 2004, we expect that we will be required to make contributions of approximately $25. Plan assets consist primarily of private and public equity, government and corporate bonds, index funds and real estate.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Per our joint venture agreement with BellSouth, our employees who were previously leased to Cingular became Cingular employees on or before December 31, 2001. The pension assets and liabilities related to those former employees were transferred to Cingular during 2001, with an immaterial true-up amount based on final valuations transferred from Cingular during 2002. The amounts that follow reflect the impacts of the transfer of employees to Cingular.

GAAP requires that we disclose the reconciliation of the beginning and ending balances of the benefit obligation. For defined benefit pension plans, the benefit obligation is the “projected benefit obligation”, the actuarial present value as of a date of all benefits attributed by the pension benefit formula to employee service rendered to that date. The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

2002	2001
Benefit obligation at beginning of year	$25,060	$25,577
Service cost - benefits earned during the period	645	550
Interest cost on projected benefit obligation	1,780	1,847
Amendments	(33)	317
Actuarial loss	2,534	1,512
Special termination benefits	456	164
Transfer to Cingular	-	(167)
Benefits paid	(4,294)	(4,740)
Benefit obligation at end of year	$26,148	$25,060

The following table presents the change in the value of pension plan assets for the years ended December 31 and the pension plans’ funded status at December 31:

2002	2001
Fair value of plan assets at beginning of year	$32,715	$40,814
Actual return on plan assets	(3,442)	(2,798)
Transfer (to) from Cingular	6	(290)
Benefits paid	(4,280)	(5,011)
Fair value of plan assets at end of year [1]	$24,999	$32,715

(Unfunded) funded status (fair value of plan assets less benefit obligation) [2]	$(1,149)	$7,655
Unrecognized prior service cost	1,642	1,946
Unrecognized net (gain) loss	7,777	(1,852)
Unamortized transition asset	(218)	(412)
Net amount recognized	$8,052	$7,337

[1]	Plan assets include SBC common stock of $8 at December 31, 2002, and $14 at December 31, 2001.
[2]	(Unfunded) funded status is not indicative of our ability to pay ongoing pension benefits. As noted above, required pension funding is determined in accordance with ERISA regulations.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Amounts recognized in our Consolidated Balance Sheets at December 31 are listed below and are discussed in the second paragraph following these tables:

2002	2001
Prepaid pension cost [1]	$8,052	$7,337
Additional minimum pension liability [2]	(3,455)	-
Intangible asset [1]	1,078	-
Accumulated other comprehensive income	1,473	-
Deferred tax asset	904	-
Net amount recognized	$8,052	$7,337
[1]	Included in “Other Assets”.
[2]	Included in “Postemployment benefit obligation”.

The following table presents the components of net pension benefit recognized in our Consolidated Statements of Income (gains are denoted with brackets and losses are not):

2002	2001	2000
Service cost - benefits earned during the period	$645	$550	$525
Interest cost on projected benefit obligation	1,780	1,847	1,927
Expected return on plan assets	(3,429)	(3,515)	(3,149)
Amortization of prior service cost and transition assets	100	81	43
Recognized actuarial gain	(233)	(413)	(491)
Net pension benefit	$(1,137)	$(1,450)	$(1,145)

In determining the projected benefit obligation and the net pension benefit, we used the following significant weighted-average assumptions:

2002	2001	2000
Discount rate for determining projected benefit obligation	6.75%	7.50%	7.75%
Long-term rate of return on plan assets	9.50%	9.50%	8.50%
Composite rate of compensation increase	4.25%	4.25%	4.25%

As noted above, the projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. While the calculation of this obligation is very complex, the process generally consists of estimating the amount of retirement income payments in future years after the employee retires or terminates service and calculating the present value at the measurement date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels. In accordance with GAAP, our assumed discount rate of 6.75% at December 31, 2002, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled, or paid out to participants, on that date. We determined our discount rate based on a range of factors including the rates of return on high-quality, fixed-income investments available at the time of measurement. The reduction in the discount rate at December 31, 2002 and 2001, by 0.75% and by 0.25%, respectively, resulted in an increase in our pension plan benefit obligation of approximately $1,480 and $471 at December 31, 2002 and 2001. Should actual experience differ from actuarial assumptions, the projected benefit obligation and net pension benefit would be affected.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

In contrast to the projected benefit obligation, the accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. Under GAAP, on a plan-by-plan basis, if the accumulated benefit obligation exceeds plan assets and at least this amount has not been accrued, an additional minimum liability must be recognized, partially offset by an intangible asset for unrecognized prior service cost, with the remainder a direct charge to equity net of deferred tax benefits. These items are included in the third table above that presents the amounts recognized in our Consolidated Balance Sheets at December 31. For three of our plans, the accumulated benefit obligation at December 31, 2002 (aggregate balance of $13,289) exceeded plan assets at December 31, 2002 (aggregate balance of $11,525) and we were required to record an additional minimum liability of $3,455 and a direct charge to equity of $1,473 (net of deferred taxes of $904) during the fourth quarter of 2002. This direct charge, while reducing equity and comprehensive income, will not affect our future results of operations or cash flows.

During 2002 and 2001, as part of our work force-reduction programs, an enhanced retirement program was offered to eligible Pacific Telesis Group (PTG) nonmanagement employees. This program offered eligible employees who voluntarily decided to terminate employment an enhanced pension benefit and increased eligibility for postretirement medical, dental and life insurance benefits. Approximately 3,600 and 1,400 employees accepted this offer and terminated employment before the end of December 31, 2002 and 2001. Also, approximately 200 additional employees accepted the offer during 2002 and terminated employment in January 2003. In addition to the net pension benefit reported in the table above, enhanced pension benefits related to this program were recognized as an expense of $456 in 2002 and $164 in 2001.

In October 2000, we implemented a voluntary enhanced pension and retirement program (EPR) to reduce the number of management employees. Approximately 7,000 of the employees who accepted this offer terminated employment before December 31, 2000; however, under the program, approximately 2,400 employees were retained for up to one year. In addition to the net pension benefit reported in the table above, enhanced pension benefits related to this program were recognized as an expense of $1,104 in 2000. We also recognized $976 in settlement gains and $80 in curtailment losses in 2000 and $940 in settlement gains in 2001 primarily associated with the EPR program.

Also, in addition to the net pension benefit reported in the table above and the aforementioned EPR settlement/curtailment gains, we recognized $29 in net settlement gains in 2002, $423 in 2001 and $1,196 in 2000. Net settlement gains in 2002 include settlement losses during the latter part of the year, reflecting the continued investment losses sustained by the plan. We anticipate that additional lump sum payments will be made in 2003 in connection with our planned work force-reductions. We cannot estimate at this time if these payments will require the recognition of settlement losses in 2003.

In December 2001, under the provisions of Section 420 of the Internal Revenue Code, we transferred $286 in pension assets to a health care benefit account for the reimbursement of certain retiree health care benefits paid by us.

Postretirement Benefits – We provide certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits. While many companies do not, we maintain Voluntary Employee Beneficiary Association trusts to partially fund these postretirement benefits; however, there are no ERISA or other regulations requiring these postretirement benefit plans to be funded annually. Trust assets consist principally of private and public equity, government and corporate bonds and index funds. The amounts that follow reflect the impacts of the 2001 transfer of employees to Cingular discussed above in “Pensions”.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

For postretirement benefit plans, the benefit obligation is the “accumulated postretirement benefit obligation”, the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date. The following table presents a reconciliation of the beginning and ending balances of the benefit obligation and shows the change in the accumulated postretirement benefit obligation for the years ended December 31:

2002	2001
Benefit obligation at beginning of year	$20,140	$17,802
Service cost - benefits earned during the period	293	256
Interest cost on accumulated postretirement benefit obligation	1,430	1,316
Amendments	(1,110)	(605)
Actuarial loss	4,932	2,395
Special termination benefits	30	9
Transfer to Cingular	-	(36)
Benefits paid	(1,151)	(997)
Benefit obligation at end of year;	$24,564	$20,140

The following table sets forth the change in the value of plan assets for the years ended December 31, the plans’ funded status at December 31 and the accrued postretirement benefit obligation liability recognized in our Consolidated Balance Sheets at December 31:

2002	2001
Fair value of plan assets at beginning of year	$6,275	$7,220
Actual return on plan assets	(802)	(641)
Employer contribution	3	-
Benefits paid	(559)	(304)
Fair value of plan assets at end of year [1]	$4,917	$6,275

Unfunded status (fair value of plan assets less benefit obligation) [2]	$(19,647)	$(13,865)
Unrecognized prior service cost (benefit)	(1,109)	(28)
Unrecognized net loss	10,335	3,962
Accrued postretirement benefit obligation	$(10,421)	$(9,931)

[1]	Plan assets include SBC common stock of $5 at December 31, 2002, and $13 at December 31, 2001.
[2]	(Unfunded) funded status is not indicative of our ability to pay ongoing postretirement benefits. As noted above, while many companies do not, we maintain trusts to partially fund these postretirement benefits; however, there are no ERISA or other regulations requiring these postretirement benefit plans to be funded annually.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The following table presents the components of postretirement benefit cost recognized in our Consolidated Statements of Income (gains are denoted with brackets and losses are not):

2002	2001	2000
Service cost - benefits earned during the period	$293	$256	$245
Interest cost on accumulated postretirement benefit obligation	1,430	1,316	1,201
Expected return on assets	(689)	(665)	(549)
Amortization of prior service cost	(28)	94	147
Recognized actuarial (gain) loss	49	13	(33)
Postretirement benefit cost	$1,055	$1,014	$1,011

The fair value of plan assets restricted to the payment of life insurance benefits was $516 and $968 at December 31, 2002 and 2001. At December 31, 2002 and 2001, the accrued life insurance benefits included in the accrued postretirement benefit obligation were $943 and $614.

In addition to the postretirement benefit cost reported in the table above, enhanced benefits related to the PTG nonmangement program were recognized as an expense of $30 and $9 in 2002 and 2001. Also, in 2000, we recognized $71 in expense for enhanced benefits and $107 in curtailment losses associated with EPR.

In response to rising medical and prescription drug claim costs, we increased the assumed medical cost trend rate in 2003 from 8.0% to 9.0% for retirees 64 and under and from 9.0% to 10.0% for retirees 65 and over, trending to an expected increase of 5.0% in 2009 for all retirees, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees. The assumed dental cost trend rate in 2003 is 5.0%. A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

One Percentage- Point Increase	One Percentage- Point Decrease
Increase (decrease) in total of service and interest cost componenets	$244	$(194)
Increase (decrease) in accumulated postretirement benefit obligation	2,968	(2,431)

We used the same significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in developing the accumulated postretirement benefit obligation and related postretirement benefit costs that we used in developing the pension information. The reduction in the discount rate at December 31, 2002 and 2001 resulted in an increase in our postretirement benefit obligation of approximately $2,062 and $599 at December 31, 2002 and 2001. Should actual experience differ from the actuarial assumptions, the accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

For the majority of our nonmanagement labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from retirees, we have waived the cap during the relevant contract periods and thus not collected contributions from those nonmanagement retirees. Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, we do not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., we assume the cap will be waived for all future contract periods). If we were able to account for the cap as written in the contracts, our postretirement benefit cost would have been reduced by $606, $476 and $571 in 2002, 2001 and 2000. We expect that not accounting for the cap as written in the contracts will result in approximately $900 of postretirement benefit cost during 2003.

Combined Net Pension and Postretirement (Benefit) Cost – The following table combines net pension benefit with postretirement benefit cost (gains are denoted with brackets and losses are not):

2002	2001	2000
Net pension benefit	$(1,137)	$(1,450)	$(1,145)
Postretirement benefit cost	1,055	1,014	1,011
Combined net pension and postretirement
(benefit) cost	$(82)	$(436)	$(134)

Our combined net pension and postretirement benefit decreased in 2002 primarily due to a decreased asset base from net investment losses and previous recognition of pension settlement gains reducing the amount of unrealized gains recognized in the current year. The reduction in the discount rate from 7.75% to 7.5% used to calculate 2002 service and interest cost caused our combined net pension and postretirement benefit to decrease approximately $58. Increased medical and prescription drug claim costs also contributed to the decrease in combined net benefit in 2002.

As a result of this decrease in our combined net pension and postretirement benefit, we have taken steps to implement additional cost controls. To offset some of the increases in medical costs mentioned above, in mid-2002, we implemented cost-saving design changes in our management medical and dental plans including increased participant contributions for medical and dental coverage and increased prescription drug co-payments effective beginning in January 2003. These changes reduced our postretirement cost approximately $96 in 2002. In 2003, we expect cost savings of approximately $194 from these design changes.

While we will continue our cost-cutting efforts discussed above, certain factors mentioned above, such as investment returns, depend largely on trends in the U.S. securities market and the general U.S. economy. Our ability to improve the performance of those factors is limited. In particular, a continued weakness in the securities markets and U.S. economy could result in investment losses and a decline in plan assets, which under GAAP we will recognize over the next several years. As a result of these economic impacts and assumption changes discussed below, we will have a net pension and postretirement expense in 2003. We expect combined net pension and postretirement cost of between $1,800 and $2,000 ($0.36 to $0.40 per share) in 2003. Approximately 10% of these costs will be capitalized as part of construction labor, providing a small reduction in the net expense recorded. Should the securities markets continue to decline and medical and prescription drug costs continue to increase significantly, we would expect increasing annual combined net pension and postretirement cost for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The weighted average expected return on assets assumption, which reflects our view of long-term returns, is one of the most significant of the weighted average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. Based on our long-term expectations of market returns in future years, we lowered our long-term rate of return on plan assets from 9.5% to 8.5% for 2003. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2003 combined pension and postretirement cost to increase approximately $342 over 2002 (analogous change would result from a 1% increase).

As mentioned in Note 1, under GAAP, the expected long-term rate of return is calculated on the MRVA. GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced in the last several years, we expect this methodology to contribute approximately $605 to our combined net pension and postretirement cost in 2003 as compared with not using this methodology. This methodology did not have a significant effect on our 2002, 2001 or 2000 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets.

Supplemental Retirement Plans – We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. These plans include supplemental defined pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral. Expenses related to these plans were $142, $166 and $195 in 2002, 2001 and 2000. Liabilities of $1,629 and $1,479 related to these plans have been included in “Other noncurrent liabilities” on our Consolidated Balance Sheets at December 31, 2002 and 2001.

Note 11. Employee Stock Ownership Plans (ESOP)

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match a stated percentage of eligible employee contributions, subject to a specified ceiling.

As a result of past mergers, we had six leveraged ESOPs as part of our existing savings plans. Five of the ESOPs were funded with notes issued by the savings plans to various lenders, the proceeds of which were used to purchase shares of SBC’s common stock in the open market. The original principal amounts were paid off in 2000 with our contributions to the savings plans, dividends paid on SBC shares and interest earned on funds held by the ESOPs. We extended the terms of certain ESOPs through previous internal refinancing of the debt, resulting in unallocated shares remaining in one of those ESOPs at December 31, 2002 and 2001 (unallocated shares at December 31, 2002 were significantly less than one million and are not included in the table below). This internal refinancing of the debt was paid off in December 2002 with our contributions to the savings plan, dividends paid on SBC shares and interest earned on funds help by the ESOPs.

One ESOP purchased Pacific Telesis (PAC) treasury shares in exchange for a promissory note from the plan to PAC. All PAC shares were exchanged for SBC shares effective with the merger April 1, 1997. The provisions of the ESOP were unaffected by this exchange. This promissory note from the plan to PAC was paid off in 2001.

Our match of employee contributions to the savings plans is fulfilled with shares of stock allocated from the ESOPs (through December 2002) and with purchases of SBC’s stock in the open market. Shares held by the ESOPs were released for allocation to the accounts of employees as employer-matching contributions were earned. Benefit cost is based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees’ accounts. Both benefit cost and interest expense on the notes are reduced by dividends on SBC’s shares held by the ESOPs and interest earned on the ESOPs’ funds.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Information related to the ESOPs and the savings plans is summarized below:

2002	2001	2000
Benefit expense - net of dividends and interest income	$216	$185	$134
Interest expense - net of dividends and interest income	-	-	5
Total expense	$216	$185	$139
Company contributions for ESOPs	$165	$177	$47
Dividends and interest income for debt service	$8	$58	$93

SBC shares held by the ESOPs are summarized as follows at December 31 (in millions):

2002	2001
Unallocated	-	4
Allocated to participants	75	76
Total	75	80

Note 12. Stock-Based Compensation

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. Stock options issued through December 31, 2002, carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Beginning in 1994 and ending in 1999, certain Ameritech employees were awarded grants of nonqualified stock options with dividend equivalents. Depending upon the grant, vesting of stock options may occur up to five years from the date of grant, with most options vesting on a graded basis over three years (1/3 of the grant vests after one year, another 1/3 vests after two years and the final 1/3 vests after three years from the grant date). Performance stock units are granted to key employees based upon the common stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals. Nonvested stock units are valued at the market price of the stock at the date of grant and vest over a three- to five-year period. As of December 31, 2002, we were authorized to issue up to 97 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

Prior to January 1, 2002, we accounted for these plans using the intrinsic value-based method of accounting as allowed by FAS 123. Effective January 1, 2002, we adopted the fair value recognition provisions of FAS 123. Under the retroactive restatement method of adoption we selected in accordance with the provisions of FAS 148, our 2001 and 2000 results have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees after January 1, 1995. We use an accelerated method of recognizing compensation cost for fixed awards with graded vesting, which essentially treats the grant as three separate awards, with vesting periods of 12, 24 and 36 months for those that vest over three years. As noted above, a majority of our options vest over three years and for those we recognize approximately 61% of the associated compensation expense in the first year, 28% in the second year and the remaining 11% in the third year. As allowed by FAS 123, we accrue compensation cost as if all options granted subject only to a service requirement are expected to vest. The effects of actual forfeitures of unvested options are recognized (as a reversal of expense) as they occur.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The compensation cost that has been charged against income for these plans and our other stock-based compensation plans is as follows:

2002	2001	2000
Stock option expense under FAS 123	$390	$380	$273
Mark-to-market effect on dividend equivalents	(36)	(33)	(23)
Other	19	33	42
Total	$373	$380	$292

The estimated fair value of the options granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: risk-free interest rate of 4.33%, 4.51% and 6.67%; dividend yield of 3.04%, 2.37% and 2.19%; expected volatility factor of 23%, 24% and 16%; and expected option life of 4.4, 4.0 and 4.6 years.

Information related to options is summarized below (shares in millions):

Number	Weighted-Average Exercise Price
Outstanding at January 1, 2000	149	30.24
Granted	51	39.62
Exercised	(30)	24.22
Forfeited/Expired	(14)	41.05
Outstanding at December 31, 2000 (101 exercisable at weighted-average price of $29.22)	156	33.53
Granted	76	43.41
Exercised	(13)	24.41
Forfeited/Expired	(12)	43.09
Outstanding at December 31, 2001 (109 exercisable at weighted-average price of $32.36)	207	37.21
Granted	36	35.50
Exercised	(7)	20.80
Forfeited/Expired	(7)	41.20
Outstanding at December 31, 2002 (154 exercisable at weighted-average price of $36.48)	229	$37.31

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Information related to options outstanding at December 31, 2002:

Exercise Price Range	$14.03-$17.49	$17.50-$29.99	$30.00-$35.49	$35.50-$58.88
Number of options (in millions):
Outstanding	5	46	8	170
Exercisable	5	46	7	96
Weighted-average exercise price:
Outstanding	$15.40	$24.36	$33.97	$41.56
Exercisable	$15.40	$24.36	$34.16	$43.41
Weighted-average remaining contractual life	1.70 years	3.50 years	6.08 years	7.78 years

The weighted-average, grant-date fair value of each option granted during 2002, 2001 and 2000 was $6.57, $8.37 and $8.31.

As of December 31, additional shares available under stock options with dividend equivalents were approximately 1 million in 2002, 2001 and 2000. During 2002, 2001 and 2000, performance stock units and other nonvested units of 937,094, 727,046 and 859,447 were issued with a weighted-average, grant-date fair value of $35.30, $46.63 and $40.41.

Note 13. Shareowners’ Equity

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In November 2001, the Board of Directors authorized the repurchase of up to 100 million shares of SBC common stock. This is in addition to the authorization to repurchase 100 million shares in January 2000. As of December 31, 2002, we have repurchased a total of approximately 140 million shares of our common stock of the 200 million authorized to be repurchased. We do not expect to repurchase significant additional shares under these authorizations in 2003.

In 2000 and 2001, we entered into a series of put options on SBC stock which allowed institutional counterparties to sell us SBC shares at agreed-upon prices. The put options were exercisable only at maturity, and we had the right to settle the put options by physical settlement of the options or by net share settlement using shares of SBC common stock. At December 31, 2001, we had a maximum potential obligation to purchase nine million shares of our common stock at a weighted average exercise price of $37.45 per share. We received cash of $38 in 2001 and $65 in 2000 from these transactions, which was credited to capital in excess of par value in shareowners’ equity. During 2002, put options representing three million shares expired unexercised. Additionally in 2002, six million shares of our common stock were put to us under these options at a weighted average price of $39.14 per share, which was approximately $9 per share over the then-market price of our stock. As settlement of the obligation, we elected to purchase the shares instead of using net share settlement. The excess cash paid of approximately $55 was debited to capital in excess of par value in shareowners’ equity. We had no put options outstanding at December 31, 2002.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Note 14. Subsidiary Financial Information

We have fully and unconditionally guaranteed certain outstanding debt securities of Pacific Bell Telephone Company (PacBell) and Southwestern Bell Telephone, L.P. (SBLP), which is a wholly owned subsidiary of Southwestern Bell Texas Holdings, Inc. (SWBell). On December 30, 2001, Southwestern Bell Telephone Company merged with and into Southwestern Bell Texas, Inc. and the survivor converted to SBLP. SWBell holds a 99% limited partner interest in SBLP and a 100% interest in SWBT Texas LLC, the 1% owner and general partner of SBLP.

In accordance with SEC rules, we are providing the following condensed consolidating financial information. The Parent column presents investments in all subsidiaries under the equity method of accounting. We have listed PacBell and SWBell separately because we have guaranteed securities that are legal obligations of PacBell and SWBell that would otherwise require SEC periodic reporting. All other wholly owned subsidiaries are presented in the Other column. The consolidating adjustments column (Adjs.) eliminates the intercompany balances and transactions between our subsidiaries.

Condensed Consolidating Statements of Income
For the Twelve Months Ended December 31, 2002

Parent	PacBell	SWBell	Other	Adjs.	Total
Total operating revenues	$-	$10,210	$11,248	$24,294	$(2,614)	$43,138
Total operating expenses	(146)	7,796	8,637	20,842	(2,614)	34,515
Operating Income	146	2,414	2,611	3,452	-	8,623
Interest expense	424	300	265	768	(375)	1,382
Equity in net income of affiliates	4,695	-	-	1,936	(4,710)	1,921
Royalty income (expense)	118	(399)	(449)	730	-	-
Other income (expense) - net	589	(3)	11	1,059	(361)	1,295
Income Before Income Taxes	5,124	1,712	1,908	6,409	(4,696)	10,457
Income taxes	(529)	696	691	2,126	-	2,984
Income Before Cumulative Effect of Accounting Change	5,653	1,016	1,217	4,283	(4,696)	7,473
Cumulative effect of accounting change, net of tax	-	-	-	(1,820)	-	(1,820)
Net Income	$5,653	$1,016	$1,217	$2,463	$(4,696)	$5,653

Condensed Consolidating Statements of Income
For the Twelve Months Ended December 31, 2001

Parent	PacBell	SWBell	Other	Adjs.	Total
Total operating revenues	$-	$10,842	$11,802	$24,766	$(1,502)	$45,908
Total operating expenses	(78)	7,448	8,775	20,757	(1,502)	35,400
Operating Income	78	3,394	3,027	4,009	-	10,508
Interest expense	528	365	362	928	(584)	1,599
Equity in net income of affiliates	6,501	-	-	1,593	(6,499)	1,595
Royalty income (expense)	471	(414)	(471)	414	-	-
Other income (expense) - net	424	6	-	631	(587)	474
Income Before Income Taxes	6,946	2,621	2,194	5,719	(6,502)	10,978
Income taxes	(62)	1,064	809	2,141	-	3,952
Income Before Extraordinary Item	7,008	1,557	1,385	3,578	(6,502)	7,026
Extraordinary item	-	-	-	(18)	-	(18)
Net Income	$7,008	$1,557	$1,385	$3,560	$(6,502)	$7,008

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Condensed Consolidating Statements of Income
For the Twelve Months Ended December 31, 2000

Parent	PacBell	SWBell	Other	Adjs.	Total
Total operating revenues	$-	$10,356	$11,580	$30,778	$(1,340)	$51,374
Total operating expenses	(161)	7,477	8,675	26,253	(1,340)	40,904
Operating Income	161	2,879	2,905	4,525	-	10,470
Interest expense	504	391	383	1,379	(1,065)	1,592
Equity in net income of affiliates	7,274	-	-	961	(7,338)	897
Royalty income (expense)	460	(407)	(460)	407	-	-
Other income (expense) - net	728	2	10	3,105	(1,004)	2,841
Income Before Income Taxes	8,119	2,083	2,072	7,619	(7,227)	12,616
Income taxes	319	830	762	2,905	-	4,816
Net Income	$7,800	$1,253	$1,310	$$4,714	$(7,277)	$7,800

Condensed Consolidating Balance Sheets
December 31, 2002

Parent	PacBell	SWBell	Other	Adjs.	Total
Cash and cash equivalents	$3,406	$3	$10	$148	$-	$3,567
Accounts receivable - net	1,257	2,060	1,928	18,164	(14,869)	8,540
Other current assets	319	309	451	903	-	1,982
Total current assets	4,982	2,372	2,389	19,215	(14,869)	14,089
Property, plant and equipment - net	126	12,915	14,846	20,603	-	48,490
Goodwill	349	-	-	1,294	-	1,643
Investments in equity affiliates	33,953	-	-	8,308	(31,791)	10,470
Other assets	10,166	2,054	332	8,589	(776)	20,365
Total Assets	$49,576	$17,341	$17,567	$58,009	$(47,436)	$95,057

Debt maturing within one year	$1,052	$1,287	$2,686	$8,341	$(9,861)	$3,505
Other current liabilities	798	3,073	3,199	9,116	(5,008)	11,178
Total current liabilities	1,850	4,360	5,885	17,457	(14,869)	14,683
Long-term debt	7,513	3,676	2,608	5,471	(732)	18,536
Postemployment benefit obligation	3,534	3,064	3,331	4,165	-	14,094
Other noncurrent liabilities	3,480	2,474	1,722	6,913	(44)	14,545
Total shareowners’ equity	33,199	3,767	4,021	24,003	(31,791)	33,199
Total Liabilities and Shareowners’ Equity	$49,576	$17,341	$17,567	$58,009	$(47,436)	$95,057

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Condensed Consolidating Balance Sheets
December 31, 2001

Parent	PacBell	SWBell	Other	Adjs.	Total
Cash and cash equivalents	$445	$4	$99	$155	$-	$703
Accounts receivable - net	4,945	2,223	1,919	13,438	(13,149)	9,376
Other current assets	305	381	838	977	-	2,501
Total current assets	5,695	2,608	2,856	14,570	(13,149)	12,580
Property, plant and equipment - net	118	13,522	15,588	20,599	-	49,827
Goodwill	-	-	-	3,577	-	3,577
Investments in equity affiliates	34,889	-	-	14,894	(37,816)	11,967
Other assets	8,196	2,382	428	11,083	(3,718)	18,371
Total Assets	$48,898	$18,512	$18,872	$64,723	$(54,683)	$96,322

Debt maturing within one year	$8,094	$2,594	$3,914	$2,654	$(8,223)	$9,033
Other current liabilities	690	3,711	3,735	11,705	(4,926)	14,915
Total current liabilities	8,784	6,305	7,649	14,359	(13,149)	23,948
Long-term debt	4,137	3,673	2,868	10,125	(3,670)	17,133
Postemployment benefit obligation	57	2,860	2,996	3,926	-	9,839
Other noncurrent liabilities	3,001	1,761	1,320	6,449	(48)	12,483
Total shareowners’ equity	32,919	3,913	4,039	29,864	(37,816)	32,919
Total Liabilities and Shareowners’ Equity	$48,898	$18,512	$18,872	$64,723	$(54,683)	$96,322

Condensed Consolidating Statements of Cash Flows
Twelve Months Ended December 31, 2002

Parent	PacBell	SWBell	Other	Adjs.	Total
Net cash from operating activities	$11,550	$3,783	$4,309	$7,206	$(11,638)	$15,210
Net cash from investing activities	6	(1,312)	(1,673)	(2,446)	2,097	(3,328)
Net cash from financing activities	(8,595)	(2,472)	(2,725)	(4,767)	9,541	(9,018)
Net Increase (Decrease) in Cash	$2,961	$(1)	$(89)	$(7)	$-	$2,864

Condensed Consolidating Statements of Cash Flows
Twelve Months Ended December 31, 2001

Parent	PacBell	SWBell	Other	Adjs.	Total
Net cash from operating activities	$1,150	$3,395	$3,285	$12,880	$(5,905)	$14,805
Net cash from investing activities	1,328	(2,397)	(2,996)	(5,416)	1,094	(8,387)
Net cash from financing activities	(2,469)	(1,003)	(242)	(7,455)	4,811	(6,358)
Net Increase (Decrease) in Cash	$9	$(5)	$47	$9	$-	$60

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Condensed Consolidating Statements of Cash Flows
Twelve Months Ended December 31, 2000

Parent	PacBell	SWBell	Other	Adjs.	Total
Net cash from operating activities	$3,853	$3,197	$4,152	$5,311	$(2,447)	$14,066
Net cash from investing activities	(4,154)	(2,679)	(3,630)	(3,873)	166	(14,170)
Net cash from financing activities	637	(521)	(519)	(1,626)	2,281	252
Net Increase (Decrease) in Cash	$336	$(3)	$3	$(188)	$-	$148

Note 15. Additional Financial Information

December 31,
Balance Sheets	2002	2001
Accounts payable and accrued liabilities:
Accounts payable	$3,407	$3,959
Advance billing and customer deposits	1,240	1,317
Compensated future absences	858	1,017
Accrued interest	446	486
Accrued payroll	514	669
Other	2,948	4,011
Total	$9,413	$11,459

Statements of Income	2002	2001	2000
Advertising expense	$432	$363	$774

Interest expense incurred	$1,440	$1,718	$1,693
Capitalized interest	(58)	(119)	(101)
Total interest expense	$1,382	$1,599	$1,592

Statements of Cash Flows	2002	2001	2000
Cash paid during the year for:
Interest	$1,480	$1,546	$1,681
Income taxes, net of refunds	1,315	2,696	3,120

No customer accounted for more than 10% of consolidated revenues in 2002, 2001 or 2000.

Note 16. Related Party Transactions

We made advances to Cingular that totaled $5,922 at December 31, 2002 and $5,924 at December 31, 2001. The advances bear interest at an annual rate of 7.5%. In November 2002, we extended the maturity of the advances from March 31, 2004 to March 31, 2005. We may continue to extend the maturity of the advances to the extent required in connection with Cingular’s external credit facility. During 2002, 2001 and 2000, we earned $441, $555 and $154 of interest income on these advances. In addition, for access and long-distance services sold to Cingular on a wholesale basis, we generated revenue of $365, $120 and $37 in 2002, 2001 and 2000.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

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

Note 18. Quarterly Financial Information (Unaudited)

Total	Basic	Diluted
Calendar	Operating	Operating	Net	Earnings	Earnings	Stock Price
Quarter	Revenues	Income	Income	Per Share	Per Share	High	Low	Close
2002
First	$10,522	$2,182	$(193)	$(0.06)	$(0.06)	$40.99	$34.29	$38.24
Second	10,843	2,164	1,782	0.53	0.53	38.40	27.85	30.50
Third	10,556	2,029	1,709	0.51	0.51	31.96	19.57	20.10
Fourth	11,217	2,248	2,355	0.71	0.71	29.10	19.80	27.11
Annual	$43,138	$8,623	$5,653	1.70	1.69

2001
First	$11,190	$2,574	$1,801	$0.53	$0.53	$53.06	$39.50	$44.63
Second	11,477	2,984	2,015	0.60	0.59	45.68	38.20	40.06
Third	11,338	2,716	2,006	0.60	0.59	47.50	39.74	47.12
Fourth	11,903	2,234	1,186	0.35	0.35	47.25	36.50	39.17
Annual	$45,908	$10,508	$7,008	2.08	2.07

The income and earnings per share data in the table above have been restated for our adoption of FAS 123, as amended by FAS 148 (see Note 1). This restatement decreased our previously reported operating income, net income, basic earnings per share and diluted earnings per share for the first three quarters of 2002 and for all four quarters of 2001. The following table summarizes these quarterly impacts:

Basic	Diluted
Calendar	Operating	Net	Earnings	Earnings
Quarter	Income	Income	Per Share	Per Share
2002
First	$(124)	$(83)	$(0.03)	$(0.03)
Second	(93)	(63)	(0.02)	(0.02)
Third	(92)	(61)	(0.02)	(0.02)

2001
First	$(85)	$(53)	$(0.02)	$(0.01)
Second	(93)	(56)	(0.02)	(0.02)
Third	(106)	(66)	(0.02)	(0.02)
Fourth	(96)	(59)	(0.02)	(0.02)

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The first quarter of 2002 includes a cumulative effect of accounting change of $1,820, or $0.54 per share, from the adoption of FAS 142 (see Note 1). The first and second quarters of 2001 include extraordinary losses of $10 and $8 for a total of $18, or $0.01 per share, related to the early redemption of $1,000 of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts (TOPrS). There were also special items which are included in the information above but are excluded from the information that management uses to evaluate the performance of each segment of the business. For detail regarding the specific income statement impact of each item as well as the affected segment(s), (see Note 4).

The quarterly impact of the year 2002 special items was as follows:

  A tax benefit of $280 in the fourth quarter resulting from an internal restructuring of our ownership of several investments, including Sterling (see Note 2).
  Income of $326 ($212 net of tax) in the third quarter consisting of 1) income of $371 ($257 net of tax) from our proportionate share of the gains at TDC and Belgacom related to the disposition of their Netherlands wireless operations as a result of a call by a subsidiary of Deutsche Telekom. The components of this amount included a gain at Belgacom of $75 ($49 net of tax) on the disposition and a direct and indirect gain at TDC of $296 ($208 net of tax); 2) a gain of $13 (with no tax effect) for a reduction in a previously recorded restructuring accrual at a TDC affiliate; and 3) a charge of $58 (with no tax effect) related to impairments on TDC’s investments in Poland, Norway and the Czech Republic.
  Combined charges of $228 ($152 net of tax) in the second quarter, $185 ($113 net of tax) in the third quarter and $459 ($276 net of tax) in the fourth quarter for enhanced pension benefits, pension settlements, severance costs and real estate costs related to work force-reduction programs.
  A charge of $19 ($12 net of tax) in the third quarter for our proportionate share of severance and restructuring costs at Cingular and charges of $123 ($76 net of tax) in the fourth quarter for our proportionate share of impairments, severance and restructuring costs at Cingular. The impairments included, among other items, write-downs related to Cingular interactive paging and transmission equipment in markets with complete system conversions.
  A charge of $101 ($68 net of tax) in the second quarter representing our proportionate share of restructuring costs at Belgacom. These costs were primarily related to a work force-reduction initiative.
  A gain of $148 ($118 net of tax) in the second quarter and $455 ($425 net of tax) in the fourth quarter on the redemption of our interest in Bell Canada.
  Additional bad debt reserves of $125 ($84 net of tax) in the second quarter as a result of the July 2002 WorldCom bankruptcy filing.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The quarterly impact of the year 2001 special items was as follows:

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
  A charge of $390 ($262 net of tax) indicated by a transaction pending as of December 31, 2001, to reduce the direct and indirect book value of our investment in Telecom Americas.
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
  Combined charges of $619 ($425 net of tax) in the fourth quarter associated with our comprehensive review of operations, which resulted in decisions to reduce work force, terminate certain real estate leases and shut down certain operations (see Note 2).

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

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by SBC is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.

Management also seeks to ensure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communication programs aimed at ensuring that its policies, standards and managerial authorities are understood throughout the organization. Management regularly monitors the system of internal accounting controls for compliance. SBC maintains an internal auditing program that independently assesses the effectiveness of the internal accounting controls and recommends improvements thereto.

The Audit Committee of the Board of Directors meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their respective responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer

/s/ Randall Stephenson
Randall Stephenson
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareowners’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for stock-based compensation and retroactively, restated the 2001 and 2000 financial statements for the change. Also, as discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

/s/ Ernst &Young LLP San Antonio, Texas
February 7, 2003