Form 10-K, Exhibit 13
period 2003-12-31
SBC COMMUNICATIONS INC
filed 2004-03-11
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts
---------------------------------------------------------------------------------------------------------------------------
At December 31 or for the year ended:                            2003       2002         2001          2000          1999
----------------------------------------------------------------------------------------------------------------------------
Financial Data 1
Operating revenues                                         $   40,843  $   43,138    $   45,908   $   51,374    $   49,531
---------------------------------------------------------------------------------------------------------------------------
Operating expenses                                         $   34,374  $   34,515    $   35,400   $   40,904    $   37,933
---------------------------------------------------------------------------------------------------------------------------
Operating income                                           $    6,469  $    8,623    $   10,508   $   10,470    $   11,598
---------------------------------------------------------------------------------------------------------------------------
Interest expense                                           $    1,241  $    1,382    $    1,599   $    1,592    $    1,430
---------------------------------------------------------------------------------------------------------------------------
Equity in net income of affiliates                         $    1,253  $    1,921    $    1,595   $      897    $      912
---------------------------------------------------------------------------------------------------------------------------
Other income (expense) - net 2                             $    1,817  $      734    $     (236)  $    2,562    $     (354)
---------------------------------------------------------------------------------------------------------------------------
Income taxes                                               $    2,930  $    2,984    $    3,942   $    4,816    $    4,280
---------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and
  cumulative effect of accounting changes                  $    5,971  $    7,473    $    7,008   $    7,800    $    6,573
---------------------------------------------------------------------------------------------------------------------------
Net income 3                                               $    8,505  $    5,653    $    7,008   $    7,800    $    8,159
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share:
   Income before extraordinary item and
     cumulative effect of accounting changes               $     1.80  $     2.24    $     2.08   $     2.30    $     1.93
---------------------------------------------------------------------------------------------------------------------------
Net income  3                                              $     2.56  $     1.70    $     2.08   $     2.30    $     2.39
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share - assuming dilution:
   Income before extraordinary item and
     cumulative effect of accounting changes               $     1.80  $     2.23    $     2.07   $     2.27    $     1.90
---------------------------------------------------------------------------------------------------------------------------
Net income 3                                               $     2.56  $     1.69    $     2.07   $     2.27    $     2.36
---------------------------------------------------------------------------------------------------------------------------
Total assets                                               $  100,166  $   95,057    $   96,322   $   98,651    $   83,215
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                                             $   16,060  $   18,536    $   17,133   $   15,492    $   17,475
---------------------------------------------------------------------------------------------------------------------------
Construction and capital expenditures                      $    5,219  $    6,808    $   11,189   $   13,124    $   10,304
---------------------------------------------------------------------------------------------------------------------------
Dividends declared per common share 4                      $     1.41  $     1.08    $    1.025   $    1.015    $    0.975
---------------------------------------------------------------------------------------------------------------------------
Book value per common share                                $    11.57  $    10.01    $     9.82   $     9.09    $     7.87
---------------------------------------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges                               6.54        6.36          5.94         6.81          6.52
---------------------------------------------------------------------------------------------------------------------------
Debt ratio                                                      31.9%       39.9%         44.3%        45.0%         42.9%
---------------------------------------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding (000,000)                                         3,318       3,330         3,366        3,392         3,409
---------------------------------------------------------------------------------------------------------------------------
Weighted average common shares
  outstanding with dilution (000,000)                           3,329       3,348         3,396        3,433         3,458
---------------------------------------------------------------------------------------------------------------------------
End of period common shares
  outstanding (000,000)                                         3,305       3,318         3,354        3,386         3,395
---------------------------------------------------------------------------------------------------------------------------
Operating Data
---------------------------------------------------------------------------------------------------------------------------
Network access lines in service (000)                          54,683      57,083        59,532       61,258        60,697
---------------------------------------------------------------------------------------------------------------------------
Long-distance lines in service (000)                           14,416       6,071         4,877        3,043         1,206
---------------------------------------------------------------------------------------------------------------------------
DSL lines in service (000)                                      3,515       2,199         1,333          767           115
---------------------------------------------------------------------------------------------------------------------------
Wireless customers (000) - Cingular/SBC 5                      24,027      21,925        21,596       19,681        11,151
---------------------------------------------------------------------------------------------------------------------------
Number of employees                                           168,950     175,980       193,420      220,090       204,530
---------------------------------------------------------------------------------------------------------------------------

1  Amounts in the above table have been prepared in accordance with accounting principles generally accepted in the
   United States.  Effective January 1, 2002, we adopted the fair value recognition provisions of Statement of Financial
   Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123) as amended by Statement of Financial
   Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (FAS 148).  In
   2002, we restated our 2001 and 2000 results.   We did not restate 1999 for our adoption of FAS 148, as allowed by the standard; however, had our results for 1999 been restated, net income for 1999 would have been reduced by $189, or
   $0.05 per share assuming dilution.
2  Amount for 2001 includes a loss of $28 which was reclassified from an extraordinary loss to an ordinary loss, related to the January 1, 2003 adoption of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements
   No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," (FAS 145).  FAS 145 rescinded FASB
   Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30".
3  Amounts include the following extraordinary item and cumulative effect of accounting changes: 2003, extraordinary loss of $7 related to the adoption of Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable
   Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46) and the cumulative effect of accounting changes of $2,541 which includes a $3,677 benefit related to the adoption of Statement of Financial
   Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143) and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method; 2002, charges related to a January 1, 2002 adoption of
   Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"; 1999, gain on the sale of overlapping cellular properties and change in directory accounting at Ameritech.
4  Dividends declared by SBC's Board of Directors reflect the following: 2003, includes three additional dividends totaling $0.25 per share above our regular quarterly dividend payout.  1999 does not include dividends declared and paid by Ameritech in 1999.
5  All periods exclude customers from the overlapping Ameritech wireless properties sold in 1999.  Beginning in 2000, the number presented represents 100% of Cingular Wireless' (Cingular) cellular/PCS customers.  Cingular is a joint venture in which we own 60% and is accounted for under the equity method.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

Throughout this document, SBC Communications Inc. is referred to as "we" or "SBC".  We are a holding company whose subsidiaries and affiliates operate in the communications services industry.  Our subsidiaries and affiliates provide wireline and wireless telecommunications services and equipment and directory advertising services both domestically and worldwide.

You should read this discussion in conjunction with the consolidated financial statements and the accompanying notes.  A reference to a Note in this section refers to the accompanying Notes to the Consolidated Financial Statements.  In our tables throughout this section, percentage increases and decreases that exceed 100% are not considered meaningful and are denoted with a dash.

Results of Operations

Consolidated Results
Our financial results are summarized in the table below.  We then discuss factors affecting our overall results for the past three years.  These factors are discussed in more detail in our segment results.  We also discuss our expected revenue and expense trends for 2004 in the "Operating Environment and Trends of the Business" section.

-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Percent Change
                                                                                               ------------------------
                                                                                                 2003 vs.    2002 vs.
                                                             2003          2002          2001      2002        2001
-----------------------------------------------------------------------------------------------------------------------
Operating revenues                                    $    40,843   $    43,138   $    45,908       (5.3)%       (6.0)%
Operating expenses                                         34,374        34,515        35,400       (0.4)        (2.5)
Operating income                                            6,469         8,623        10,508      (25.0)       (17.9)
Income before income taxes                                  8,901        10,457        10,950      (14.9)        (4.5)
Income before extraordinary item and
  cumulative effect of accounting changes                   5,971         7,473         7,008      (20.1)         6.6
Extraordinary item 1                                           (7)            -             -          -            -
Cumulative effect of accounting changes 2, 3                2,541        (1,820)            -          -            -
Net income                                                  8,505         5,653         7,008       50.5        (19.3)
Diluted earnings per share                                   2.56          1.69          2.07       51.5        (18.4)
=======================================================================================================================
1  2003 includes an extraordinary loss on our real estate leases related to the adoption of  Financial Accounting Standards Board
   (FASB) Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No.
   51" (FIN 46).
2  2003 includes cumulative effect of accounting changes of $2,541: a $3,677 benefit related to the adoption of Statement of
   Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143); and a $1,136 charge related to the
   January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method.
3  2002 includes a cumulative effect of accounting change related to the adoption of Statement of Financial Accounting Standards No.
   142, "Goodwill and Other Intangible Assets" (FAS 142).

Overview  Our operating income declined $2,154, or 25.0%, in 2003, and $1,885, or 17.9%, in 2002.  The declines in both 2003 and 2002 were due primarily to an increase in our combined net pension and postretirement cost and the continued loss of revenues from declining retail access lines.  The continuing decline in retail access lines has been primarily attributable to customers moving from our retail lines to competitors using our wholesale lines provided under the Unbundled Network Element-Platform (UNE-P) rules.
UNE-P rules require us to sell our lines and the end-to-end services provided over those lines to competitors at below cost while still absorbing the costs of deploying, provisioning, maintaining and repairing those lines.  Competitors can then take advantage of these below-cost rates to offer services at lower prices.  See our "Operating Environment and Trends of the Business" section for further discussion of UNE-P.  Additional factors contributing to the declines in retail access lines and revenues were the uncertain
U.S. economy and increased competition, including customers using wireless technology and cable instead of phone lines for voice and data.  Although retail access line losses have continued, the trend has slowed recently, reflecting our ability to now offer retail
interLATA (traditional) long-distance in all of our regions as well as the introduction of offerings combining multiple services for one fixed price ("bundles").

The 2003 increase in our combined net pension and postretirement cost of $1,917 also contributed to the decline in operating income.
Because of its size, this expense is discussed in more detail in "Operating expenses" below.  The change in our method of accounting for publishing directories from the "issue basis" method to the "amortization" method (see Note 1 and our "Directory Segment Results"
section) increased operating income approximately $80.

Our income before income taxes declined in 2002, but the decline was less than the decline in operating income due to increased gains on sales of international investments in 2002.  In addition, a lower effective tax rate and a decline in our weighted average common shares outstanding favorably affected our diluted earnings per share in 2002.

Operating revenues  Our operating revenues decreased $2,295, or 5.3%, in 2003 and $2,770, or 6.0%, in 2002.  The declines in both
2003 and 2002 were primarily due to lower voice revenues resulting from the continued loss of retail access lines to UNE-P wholesale lines, as well as the uncertain U.S. economy and increased competition.  UNE-P is discussed in greater detail in our "Wireline
Segment Results" section.  Additionally, in 2003, the change in directory accounting mentioned above also increased revenue approximately $47 (see Note 1).

Operating expenses  Our operating expenses decreased $141, or 0.4%, in 2003 and $885, or 2.5%, in 2002.  The 2003 decrease was due to several factors.  Costs were reduced primarily due to the decline in our workforce (down more than 7,000 employees from 2002).
Second, we recorded charges in 2002, which favorably affected comparisons with 2003.  Specifically, these 2002 charges included $813 related to a workforce reduction program (see Note 2) and additional bad debt reserves of $125 as a result of the WorldCom Inc.
(WorldCom) bankruptcy filing.  Third, the impact of the adoption of FAS 143 decreased our operating expenses approximately $280 (see
Note 1).  Fourth, our stock option expense decreased approximately $207 (see Note 12) primarily due to a decrease in options granted during 2003.  Additionally, the change in directory accounting mentioned above decreased operating expenses approximately $33.

The 2003 decreases were partially offset by increasing costs related to our pension and postretirement benefit plans.  Our combined net pension and postretirement cost increased operating expenses approximately $1,917 in 2003 (see further discussion below).  Also offsetting the decrease were increased expenses to enhance customer growth, including sales and advertising support for digital subscriber line (DSL) and long-distance marketing initiatives.  In particular, our advertising expense increased approximately $435 in 2003.

Operating expenses decreased in 2002 due to the decline in our workforce (down over 17,000 employees from 2001).  2002 operating expenses also decreased due to our adoption of FAS 142, whereby we stopped amortizing goodwill (see Note 1).

Combined Net Pension and Postretirement Cost (Benefit)  Operating expenses include our combined net pension and postretirement cost
(benefit) of $1,835, $(82) and $(436) in 2003, 2002 and 2001.  A decrease in our combined net pension and postretirement benefit, as happened in 2003 and 2002, causes our operating expense to increase.  This increased expense of approximately $1,917 in 2003 was primarily due to net investment losses and to pension settlement gains recognized in 2002 and previous years, which reduced the amount of unrealized gains recognized in 2003.

Four other factors also contributed to our increased combined net pension and postretirement cost in 2003.  First, this cost increased approximately $343 due to our decision to lower our expected long-term rate of return on plan assets from 9.5% to 8.5% for
2003, based on our long-term view of future market returns.  Second, the reduction of the discount rate used to calculate service and interest cost from 7.5% to 6.75%, in response to lower corporate bond interest rates, increased this cost approximately $163.  Third, higher-than-expected medical and prescription drug claims increased expense approximately $152.  Fourth, in response to rising claim costs, we increased the assumed medical cost trend rate in 2003 from 8.0% to 9.0% for retirees 64 and under and from 9.0% to 10.0%
for retirees 65 and over, trending to an expected increase of 5.0% in 2009 for all retirees, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees.  This increase in the medical cost trend rate increased our combined net pension and postretirement cost approximately $187.  See Note 10 for further detail of our actuarial estimates of pension and postretirement benefit expense and actuarial assumptions.

Retirement Offers  Operating expenses also include expenses for enhanced pension and postretirement benefits of approximately $44,
$486 and $173 in 2003, 2002 and 2001 in connection with voluntary enhanced retirement programs offered to certain management and nonmanagement employees as part of workforce reduction programs.

In September 2003, the Internal Revenue Service (IRS) increased the interest rate used to calculate pension plan lump sums from 4.53%
to 5.31%, effective for employees who retired after September 30, 2003.  The increase in this interest rate resulted in smaller lump sum pensions for some of our employees.  We chose to extend the 4.53% rate to employees who retired before November 1, 2003.  The extension of this lump sum benefit rate was accounted for as a special termination benefit and increased our 2003 fourth-quarter pension benefit expense approximately $28.

Pension Settlement Gains/Losses  Under U.S. generally accepted accounting principles (GAAP), on a plan-by-plan basis, if lump sum benefit payments made to employees upon termination or retirement exceed required thresholds, we recognize a portion of previously unrecognized pension gains or losses attributable to that plan's assets and liabilities.  Until 2002, we had an unrecognized net gain, primarily because our actual investment returns exceeded our expected investment returns.  During 2002 and 2001, we made lump sum benefit payments in excess of the GAAP thresholds, resulting in the recognition of net gains, referred to as "pension settlement gains".  We recognized net pension settlement gains of approximately $29 and $1,363 in 2002 and 2001.  Due to U.S. securities market conditions, our plans experienced investment losses during 2002 and 2001 resulting in a decline in pension assets, causing us to have a net unrecognized loss.  Net settlement gains in 2002 include settlement losses during the latter part of the year, reflecting the continued investment losses sustained by the plan.  Settlement gains for 2001 were primarily related to a voluntary enhanced pension and retirement program implemented in October 2000.  We did not recognize any settlement gains or losses in 2003.

Medical Cost Controls  As a result of the continued increase in our combined net pension and postretirement cost and the costs expected in 2004, discussed in "Operating Environment and Trends of the Business", we have taken steps to implement additional cost controls.  To reduce the increased medical costs mentioned above, in January 2003, we implemented cost-saving design changes in our management medical and dental plans including increased participant contributions for medical and dental coverage and increased prescription drug co-payments.  These changes reduced our postretirement cost approximately $229 in 2003.

In early 2004, nonmanagement retirees were notified of medical coverage changes that will become effective on January 1, 2005.  These changes include adjustments to co-pays and deductibles for prescription drugs and a choice of medical plan coverage between the existing plans, including monthly contribution provisions or a plan with higher co-pays and deductibles but no required monthly contribution from the retiree during 2005.  We expect these changes to reduce 2004 expenses in the range of $300 to $600.

2003 Accounting Changes
Directory Accounting  Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method.  The issue basis method recognizes revenues and expenses at the time the initial delivery of the related directory title is completed.  Consequently, quarterly income tends to vary with the number and size of directory titles published during a quarter.  The amortization method recognizes revenues and expenses ratably over the life of the directory title, which is typically 12 months.  Consequently, quarterly income tends to be more consistent over the course of a year.  We decided to change methods because the amortization method has now become the more prevalent method used among significant directory publishers.  This change will allow a more meaningful comparison between our directory segment and other publishing companies (or publishing segments of larger companies).  Our directory accounting change resulted in a noncash charge of
$1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the Consolidated Statement of
Income as of January 1, 2003.  The effect of this change was to increase consolidated pre-tax income and our directory segment income for 2003 by $80 ($49 net of tax, or $0.01 per diluted share).

FAS 143  On January 1, 2003, we adopted FAS 143 which sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company's business, but only if a company is legally required to remove such assets.  FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset.  In connection with the adoption of FAS 143 on
January 1, 2003, we reversed all existing accrued costs of removal for those plant accounts where our estimated costs of removal exceeded the estimated salvage value.  The noncash gain resulting from this reversal was $3,684, net of deferred taxes of $2,249, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003.  In addition, TDC
A/S (TDC), the Danish national communications company in which we hold an investment accounted for on the equity method, recorded a loss upon adoption of FAS 143.  Our share of that loss was $7, which included no tax effect.  This noncash charge of $7 was also recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003 (see Note 1).

Beginning in 2003, for those types of plant accounts where our estimated costs of removal exceeded the estimated salvage value, we now expense all costs of removal as we incur them (previously those costs had been recorded in our depreciation rates).  As a result, our depreciation expense will decrease immediately and our operations and support expense will increase as these assets are removed from service.  The effect of this change was to increase consolidated pre-tax income and our wireline segment income for 2003 by $280
($172 net of tax, or $0.05 per diluted share).  However, over the life of the assets, total operating expenses recognized under this new accounting method will be approximately the same as under the previous method (assuming the cost of removal would be the same under both methods).

2002 Accounting Change  The year 2001 included amortization expense related to goodwill and Federal Communications Commission (FCC)
wireless licenses now owned by Cingular Wireless (Cingular).  Beginning in 2002, goodwill and these wireless licenses are no longer being amortized under FAS 142 (see Note 1).

Interest expense decreased $141, or 10.2%, in 2003 and $217, or 13.6%, in 2002.  The 2003 decrease was primarily related to lower debt levels, which decreased approximately $4,102.  During 2003 we called, prior to maturity, approximately $1,743 of long-term debt obligations.  The 2002 decrease was due to lower composite rates, a lower outstanding balance of commercial paper and the elimination of interest expense associated with payables to Cingular, which was due to a 2001 agreement to net our notes payable with our notes receivable from Cingular.

Interest income increased $42, or 7.5%, in 2003 and decreased $121, or 17.7%, in 2002.  The increase for 2003 was primarily due to an increase in average investment balances and from early settlement of our notes receivable related to our 2002 sale of our investment in Bell Canada Holdings Inc. (Bell Canada) to BCE, Inc. (BCE), which included a pre-payment of interest of approximately $37.  These increases were partially offset by a decrease in interest rates charged to Cingular (see Note 15).  The decrease in 2002 was the result of the reduction of interest income associated with the reduced balance of notes receivable from Cingular as a result of the
2001 netting agreement discussed above.

Equity in net income of affiliates decreased $668, or 34.8%, in 2003 and increased $326, or 20.4%, in 2002.  The 2003 decrease was due to lower results from our international holdings, largely attributable to gains that occurred in 2002, and foregone equity income from the disposition of investments.  The decrease was also due to lower 2003 operating results from Cingular.  Income from our international holdings decreased approximately $546 in 2003 compared to 2002.  Our proportionate share of Cingular's results decreased approximately $146 in 2003.

The 2002 increase was due to higher income of approximately $597 from our international holdings, primarily due to larger gains in
2002 than in 2001.  The increase was partially offset by a decline in Cingular's results.  Our proportionate share of Cingular's results decreased approximately $270 in 2002.

We account for our 60% economic interest in Cingular under the equity method of accounting and therefore include our proportionate share of Cingular's results in our equity in net income of affiliates line item in our Consolidated Statements of Income.  Results from our international holdings are discussed in detail in "International Segment Results" and Cingular's operating results are discussed in detail in the "Cingular Segment Results" section.  (Our accounting for Cingular is described in more detail in Note 6.)

Other income (expense) - net  We had other income of $1,817 in 2003, $734 in 2002 and other expense of $236 in 2001.  Results for
2003 include gains of approximately $1,574 on the sale of our interest in Cegetel S.A. (Cegetel) and gains of $201 on the sales of
Yahoo! Inc. (Yahoo) and BCE shares.

Results for 2002 primarily include gains of approximately $603 on the redemption of our interest in Bell Canada and gains of $191 on the sale of shares in equity investments, consisting of the sale of shares of Telefonos de Mexico, S.A. de C.V. (Telmex), America
Movil S.A. de C.V. (America Movil) and Amdocs Limited (Amdocs).  These gains and income were partially offset by a charge of approximately $75 related to the decrease in value of our investment in WilTel Communications (WilTel) (formerly Williams
Communications Group Inc.) combined with a loss on the sale of our webhosting operations.

Results for 2001 included gains on the full or partial sale of investments of approximately $476, including our investments in
TransAsia Telecommunications, Smith Security, Amdocs shares and other investments.  An additional increase of $120 resulted from a reduction of a valuation allowance on a note receivable related to the sale of Ameritech's security monitoring business.  The 2001 income and gains were more than offset by charges and losses, including combined expenses of approximately $401 related to valuation adjustments of WilTel and certain other cost investments accounted for under Financial Accounting Standards Board Statement No. 115,
"Accounting for Certain Investments in Debt and Equity Securities" (FAS 115).  These valuation adjustments resulted from an evaluation that the decline was other than temporary.  We also recognized a charge of $341 indicated by a transaction pending as of December 31,
2001, to reduce the direct book value of our investment in Telecom Americas Ltd.  The transaction closed in early 2002.  Additionally we recognized a loss of approximately $61 on the sale of Ameritech's cable television operations.

Income taxes decreased $54, or 1.8%, in 2003 and $958, or 24.3%, in 2002.  The decrease in income tax in 2003 compared to 2002 was primarily due to lower income before income taxes and a lower effective tax rate in 2002.  The decrease in income taxes in 2002 compared to 2001 was primarily the result of lower income and also a lower effective tax rate.  The lower effective tax rate primarily related to lower state taxes including reductions due to one-time changes in the legal forms of various entities, increased realization of foreign tax credits, adoption of FAS 142, and a tax benefit from a restructuring of certain investments.

Extraordinary item in 2003 included an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46 (see Note 1).

Cumulative effect of accounting changes  Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the "issue basis" to the "amortization method".  Our directory accounting change resulted in a noncash charge of $1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the
Consolidated Statement of Income as of January 1, 2003 (see "2003 Accounting Changes" above and Note 1).

On January 1, 2003, we adopted FAS 143, which changed the way we depreciate certain types of our property, plant and equipment.  The noncash gain resulting from adoption was $3,677, net of deferred taxes of $2,249, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003 (see "2003 Accounting Changes" above and Note 1).

On January 1, 2002, we adopted FAS 142.  Adoption of FAS 142 means that we stopped amortizing goodwill, and at least annually we will test the remaining book value of goodwill for impairment.  Our total cumulative effect of accounting change from adopting FAS 142 was a noncash charge of $1,820, net of an income tax benefit of $5, recorded as of January 1, 2002 (see Note 1).

Segment Results

Our segments represent strategic business units that offer different products and services and are managed accordingly.  As required by GAAP, our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting.  Under GAAP segment reporting rules, we analyze our various operating segments based on segment income.  Interest expense, interest income, other income (expense) - net and income tax expense are managed only on a total company basis and are, accordingly, reflected only in consolidated results.  Therefore, these items are not included in the calculation of each segment's percentage of our total segment income.  We have five reportable segments that reflect the current management of our business:  (1) wireline; (2)
Cingular; (3) directory; (4) international; and (5) other.

The wireline segment accounted for approximately 65% of our 2003 consolidated segment operating revenues as compared to 66% in 2002 and 46% of our 2003 consolidated segment income as compared to 51% in 2002.  We operate as both a retail and wholesale seller of communications services providing landline telecommunications services, including local and long-distance voice, switched access, data and messaging services.

The Cingular segment accounted for approximately 27% of our 2003 consolidated segment operating revenues as compared to 26% in 2002 and 12% of our 2003 consolidated segment income as compared to 11% in 2002.  This segment reflects 100% of the results reported by
Cingular, our wireless joint venture and replaces our previously titled "wireless" segment, which included 60% of Cingular's revenues and expenses.  Although we analyze Cingular's revenues and expenses under the Cingular segment, we eliminate the Cingular segment in our consolidated financial statements.  In our consolidated financial statements, we report our 60% proportionate share of Cingular's results as equity in net income of affiliates.  Cingular offers both wireless voice and data communications services across most of the U.S., providing cellular and PCS services.

The directory segment accounted for approximately 8% of our 2003 and 2002 consolidated segment operating revenues and 26% of our 2003 consolidated segment income as compared to 21% in 2002. This segment includes all directory operations, including Yellow and White
Pages advertising and electronic publishing.  In the first quarter of 2003 we changed our method of accounting for revenues and expenses in our directory segment.  Results for 2003, and going forward, will be reported under the amortization method.  This means that revenues and direct expenses are recognized ratably over the life of the directory title, typically 12 months.  This accounting change will affect only the timing of the recognition of a directory title's revenues and direct expenses.  It will not affect the total amounts recognized for any directory title.

All investments with primarily international operations are included in the international segment, which accounted for less than 1%
of our 2003 and 2002 consolidated segment operating revenues and 7% of our 2003 consolidated segment income as compared to 9% in
2002.  Most of our international interests are accounted for under the equity method and therefore are reflected in segment income but not in segment revenue or expense.

The other segment includes all corporate and other operations as well as the equity income from our investment in Cingular.  Although we analyze Cingular's revenues and expenses under the Cingular segment, we record equity in net income of affiliates (from non-international investments) in the other segment.

The following tables show components of results of operations by segment.  We discuss significant segment results following each table.  We discuss capital expenditures for each segment in "Liquidity and Capital Resources".

Wireline
Segment Results
---------------------------------------------------------------------------------------------------------------------
                                                                                              Percent Change
                                                                                      -------------------------------
                                                                                           2003 vs.        2002 vs.
                                                      2003          2002         2001        2002            2001
---------------------------------------------------------------------------------------------------------------------
Segment operating revenues
   Voice                                        $    22,077  $    24,716  $    26,675        (10.7)%         (7.3)%
   Data                                              10,150        9,639        9,631          5.3            0.1
   Long-distance voice                                2,561        2,324        2,436         10.2           (4.6)
   Other                                              1,616        1,713        1,948         (5.7)         (12.1)
--------------------------------------------------------------------------------------
Total Segment Operating Revenues                     36,404       38,392       40,690         (5.2)          (5.6)
--------------------------------------------------------------------------------------
Segment operating expenses
   Cost of sales                                     15,805       15,536       15,788          1.7           (1.6)
   Selling, general and administrative                8,794        8,445        8,221          4.1            2.7
   Depreciation and amortization                      7,763        8,442        8,461         (8.0)          (0.2)
--------------------------------------------------------------------------------------
Total Segment Operating Expenses                     32,362       32,423       32,470         (0.2)          (0.1)
--------------------------------------------------------------------------------------
Segment Income                                  $     4,042  $     5,969  $     8,220        (32.3)%        (27.4)%
=====================================================================================================================

Our wireline segment operating income margin was 11.1% in 2003, compared to 15.5% in 2002 and 20.2% in 2001.  The continued decline in our wireline segment operating income margin was due primarily to the continued loss of revenues from a net decline in retail access lines (as shown in the following table) from 2002 to 2003 of 3,703,000, or 7.3%, and from 2001 to 2002 of 4,561,000, or 8.2%.
This decline was primarily caused by our providing below-cost UNE-P lines to competitors.  (The UNE-P rules and their impact are discussed in "Overview" and in "Operating Environment and Trends of the Business".)  Additional factors contributing to the margin decrease were loss of revenues from the uncertain U.S. economy, increased competition, increased combined net pension and postretirement cost, the cost of our growth initiatives in long-distance and DSL, and an increase in customers using wireless technology and cable instead of phone lines for voice and data.

Following is a summary of our access lines at December 31, 2003, 2002 and 2001

Access Lines
---------------------------------------------------------------------------------------------------------------------
                                                                                              Percent Change
                                                                                       ------------------------------
                                                                                            2003 vs.       2002 vs.
(in 000s)                                             2003          2002          2001        2002           2001
---------------------------------------------------------------------------------------------------------------------

Retail - Consumer                                    28,842       31,359        34,517        (8.0)%         (9.1)%
Retail - Business                                    18,264       19,450        20,853        (6.1)          (6.7)
---------------------------------------------------------------------------------------
Retail Sub-total                                     47,106       50,809        55,370        (7.3)          (8.2)
---------------------------------------------------------------------------------------
    Percent of total switched access lines             86.1%       89.0%         93.0%

UNE-P                                                 6,664        4,963         2,400        34.3              -
Resale                                                  445          801         1,235       (44.4)         (35.1)
---------------------------------------------------------------------------------------
Wholesale Sub-total                                   7,109        5,764         3,635        23.3           58.6
---------------------------------------------------------------------------------------
    Percent of total switched access lines             13.0%        10.1%          6.1%

Payphones (retail and wholesale)                        468          510           527        (8.2)          (3.2)
---------------------------------------------------------------------------------------
    Percent of total switched access lines              0.9%         0.9%          0.9%

---------------------------------------------------------------------------------------
Total Switched Access Lines                          54,683       57,083        59,532        (4.2)%         (4.1)%
=====================================================================================================================

Total switched access lines in service at December 31, 2003, declined 4.2%, from 2002 levels.  During this same period, wholesale lines increased 23.3%.  The decline in total access lines reflects the continuing reluctance of U.S. businesses to increase their workforces, the disconnection of secondary lines and continued growth in alternative communication technologies such as wireless, cable and other internet-based systems.  As our ratio of wholesale lines to total access lines continues to grow, additional pressure will be applied to our wireline segment operating margin, since the wholesale revenue we receive is significantly less due to the various state UNE-P rates, but our cost to service and maintain wholesale lines is essentially the same as for retail lines.

Total switched access lines in service at December 31, 2002, declined 4.1%, from 2001 levels.  During this same period, wholesale lines increased by 58.6%.  Wholesale lines represented 10.1% of total access lines at December 31, 2002, compared to 6.1% of total lines a year earlier.

While retail access lines have continued to decline, the trend has slowed recently in our West and Southwest regions reflecting our ability to now offer retail interLATA (traditional long-distance) service in those regions and the introduction of bundled offerings in those regions (see "Long-distance voice" below).  In late 2003, we began offering retail interLATA service in our Midwest region
(see our "Operating Environment and Trends of the Business").  Retail access lines for the Midwest region have decreased 10.1% since
December 31, 2002, compared with declines of 4.9% in the Southwest region and 6.7% in the West region for the same period.  As a result of our launch of interLATA long-distance service in the Midwest region in late 2003, we expect that retail access line losses in this region will begin to moderate somewhat in future periods based on the experience of our other regions.  However, while we experienced a decrease in UNE-P access line losses in the fourth quarter of 2003, the expected favorable impact from offering
interLATA long-distance service in the Midwest may be somewhat mitigated by the UNE-P rates in effect in those states, which are generally lower than in our other states.  See further discussion of the details of our wireline segment revenue and expense fluctuations below.

     Voice revenues decreased $2,639, or 10.7%, in 2003 and $1,959, or 7.3%, in 2002 due primarily to the continued loss of retail access lines caused by providing below-cost UNE-P (see the table above).  The uncertain U.S. economy and increased competition, including customers using wireless technology and cable instead of phone lines for voice and data, also contributed to the decline in revenues.  The continued access line declines decreased revenues approximately $1,416 in 2003 and $1,117 in 2002.  A decline in demand for calling features (e.g., Caller ID and voice mail) decreased revenues approximately $329 in 2003 and $238 in
     2002 due in part to the access line declines and an uncertain economy.

     Pricing responses to competitors' offerings and regulatory changes reduced revenue approximately $398 in 2003 and $7 in 2002.
     Billing adjustments with our wholesale customers also decreased revenues approximately $297 in 2003.  Reduced demand for inside wire service agreements decreased revenues approximately $138 in 2003 and $118 in 2002.  Revenue also decreased approximately
     $210 in 2003 and $75 in 2002 due to an interim California regulatory order that reduced UNE-P pricing.  Revenue from "local plus"
     plans (expanded local calling area) declined $92 as more customers chose broader long-distance and other bundled offerings.
     Payphone revenues decreased approximately $99 in 2003 and $109 in 2002 due to a continued decline in usage.  Reduced demand for voice equipment located on customer premises decreased revenues approximately $59 in 2003 and $248 in 2002.  Revenues also decreased approximately $34 in 2003 and $86 in 2002 due to the July 2000 Coalition for Affordable Local and Long Distance Service
     (CALLS) order which capped prices for certain services.  Revenue was also lower in 2002 by approximately $117 due to the June
     2001 Illinois legislation which increased 2001 revenues.  This June 2001 legislation imposed new requirements on Illinois telecommunications companies relating to service standards, service offerings and competitors' access to our network.  Revenue in
     2002 was also lower by approximately $66 due to the reversal of an accrual related to an FCC rate-related issue which increased
     2001 revenue.  Partially offsetting these revenue declines, demand for wholesale services, primarily UNE-P lines provided to competitors, increased revenues approximately $478 in 2003 and $200 in 2002.

     Revenue also decreased approximately $37 in 2003 and increased approximately $47 in 2002 due to accruals related to the 2002 approval by the Texas Public Utility Commission (TPUC) that allows us to collect higher local rates than we had previously billed in 32 telephone exchanges (retroactive to 1999).  In 2002, we accrued revenue of $47 in connection with this issue and accrued an additional $10 in 2003.  (These accruals represent previously earned revenue which we began collecting in the fourth quarter of
     2003 and will continue to prospectively collect.)  In addition to these accruals, beginning in the fourth quarter of 2002 we began charging the higher local rates approved by the TPUC on a going-forward basis.  As a result of these higher rates, revenue increased approximately $15 in 2003 and $3 in 2002.  The net effect of the TPUC's 2002 decision was to decrease revenue approximately $22 in 2003 and increase revenue approximately $50 in 2002.

     Data revenues increased $511, or 5.3%, in 2003 and $8, or 0.1%, in 2002.  The increases are primarily due to continued growth in
     DSL, our broadband internet-access service, which increased approximately $484 in 2003 and $326 in 2002.  The number of DSL lines in service grew to approximately 3,515,000 in 2003 as compared to 2,199,000 at the end of 2002 and 1,333,000 at the end of 2001.

     Our high-capacity transport services, which include DS1s and DS3s (types of dedicated high-capacity lines), and SONET (a dedicated high-speed solution for multi-site businesses), represented about 65% of our total data revenues in 2003 and 69% in
     2002.  Revenue from these high-capacity services was essentially flat in both 2003 and 2002 as increased demand was mostly offset by price decreases and volume discounts to respond to competition.  These price decreases also included the impact of the continued implementation of the 2000 federal CALLS order of approximately $82 in 2003 and $78 in 2002.

     2003 data revenues also increased approximately $45 as a result of a settlement with WorldCom.  This increase was partially offset by approximately $26 related to a prior-year WorldCom settlement, which increased 2002 revenue. In 2002, our e-commerce revenues increased approximately $152, primarily due to our acquisition of Prodigy Communications Corp. (Prodigy) in late 2001.
     The 2002 increases in data transport and e-commerce were virtually offset by a decrease of approximately $537 in revenues from data equipment sales and network integration services.

     Long-distance voice revenues increased $237, or 10.2%, in 2003 and decreased $112, or 4.6%, in 2002.  The 2003 increase was primarily driven by increased sales of combined long-distance and local calling fixed-fee offerings (referred to as bundling) in our West and Southwest regions as well as strong early results in the Midwest, where we launched long-distance service in late
     September and October 2003.  Retail interLATA long-distance (traditional long-distance) revenues increased approximately $385 reflecting our ability to now offer nationwide long-distance services.  In addition to our previous entries into the Arkansas,
     Kansas, Missouri, Oklahoma and Texas (collectively, our "Southwest" region) and Connecticut long-distance markets, we entered the long-distance markets in California in December 2002; Nevada in April 2003 (both, our "West" region); Michigan in late September
     2003 and, most recently, Illinois, Indiana, Ohio and Wisconsin (all five, our "Midwest" region) in late October 2003.  Also contributing to the increase was continuing growth in our international calling bundles and our business long-distance service.
     Our retail international long-distance revenue increased approximately $112 due to higher call volumes that originate or terminate internationally.

     Partially offsetting these increases was a decline of approximately $286 in retail intraLATA long-distance (local toll)
     revenues.  The decrease in intraLATA revenues is due to access line losses, a decline in minutes of use and price decreases caused by increased competition and our fixed-fee bundling packages.  IntraLATA revenues declined approximately $106 due to access line losses.  Market-driven price reductions decreased intraLATA revenues approximately $53.  The remainder of the
     intraLATA revenue decline was primarily due to decreases in billed intraLATA minutes of use.  The decline in usage mainly related to the increased sales of our fixed-fee bundles, which do not separately bill minutes of use.  We expect these declining
     intraLATA revenue trends to continue.

     The 2002 decrease in long-distance revenue was due to a decrease of approximately $381 in retail intraLATA revenues primarily due to increased competition throughout our 13-state area.  We were required to open our markets to competition in order to gain approval to offer interLATA long-distance service.  The decline in local toll revenues was only partially offset by increases in long-distance revenues in the six states where we were authorized to offer interLATA long-distance services for virtually all of
     2002.  In particular, intraLATA minutes of use declined approximately 19.6%, which decreased revenues approximately $171.
     IntraLATA revenues also decreased approximately $85 resulting from access line losses.  Partially offsetting the intraLATA revenue decline was an increase in retail interLATA revenues of approximately $155, resulting from our 2001 entries into the
     Arkansas, Kansas, Missouri and Oklahoma long-distance markets in addition to our previous entries into the Texas and Connecticut markets.

     Revenue from wholesale long-distance services provided to Cingular, under a 2002 related-party agreement, increased approximately
     $24 in 2003 and $114 during 2002.  However, this did not have a material impact on our net income as the long-distance revenue was mostly offset when we recorded our share of equity income from Cingular.

     Other operating revenues decreased $97, or 5.7%, in 2003 and $235, or 12.1%, in 2002.  Revenue from directory and operator assistance, billing and collection services provided to other carriers, wholesale and other miscellaneous products and services decreased approximately $119 in 2003 and $127 in 2002.  Various one-time billing adjustments decreased revenues approximately $75 in 2003 and $49 in 2002, and adjustments to our deferred activation revenues decreased revenues $77 in 2002. Partially offsetting these decreases, price increases, primarily in directory assistance, increased revenue approximately $38 in 2003 and $63 in
     2002.  In addition, commissions paid by Cingular for wireless sales from SBC sources increased revenue approximately $55 in 2003 and $7 in 2002.  Recognition of wireline deferred activation fees also increased revenues approximately $7 in 2003.

     Cost of sales expenses increased $269, or 1.7%, in 2003 and decreased $252, or 1.6%, in 2002.  Cost of sales consists of costs we incur to provide our products and services, including costs of operating and maintaining our networks.  Costs in this category include our repair technicians and repair services, network planning and engineering, operator services, information technology, property taxes related to elements of our network, and payphone operations.  Pension and postretirement costs are also included to the extent that they are allocated to our network labor force and other employees who perform the functions listed in this paragraph.

     Our combined net pension and postretirement cost (which includes certain employee-related benefits) increased approximately $824 in 2003 and $1,307 in 2002 due to enhanced termination benefits, net investment losses, varying levels of net settlement gains
     ($0 in 2003, $19 in 2002 and $807 in 2001), the effect of previous recognition of pension settlement gains reducing the amount of unrealized gains recognized in the current year, a lower assumed long-term rate of return on plan assets and a reduction in the discount rate (see Note 10).  Salary and wage merit increases and other bonus accrual adjustments increased expense approximately
     $508 in 2003 and $175 in 2002.  Wage increases in 2002 were partially offset by termination of most management vacation carry-over policies and reduction of employee bonuses.  Reciprocal compensation expense (fees paid to connect calls outside our network) for our long-distance lines increased approximately $248 in 2003 and $134 in 2002 due to a significant increase in minutes used from additional long-distance customers since we began service in California, and to the increased sales of fixed-fee plans with unlimited usage.  Costs associated with equipment sales and related network integration services increased approximately $77 in 2003, compared to a decrease of $652 in 2002, which was primarily due to previous efforts to de-emphasize low-margin equipment sales.

     Partially offsetting the increases, lower employee levels decreased expenses, primarily salary and wages, approximately $312 in
     2003 and $559 in 2002.  Expenses decreased approximately $221 in 2003 due to lower severance accruals, after increasing approximately $114 in 2002.  Other employee-related expenses including travel, training and conferences decreased approximately
     $34 in 2003 and $143 in 2002.

     Nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs decreased approximately $545 in 2003 and $424 in 2002.  Reciprocal compensation expense related to our wholesale lines decreased approximately $212 in 2003 as the lower rates that we have negotiated with other carriers have more than offset the growth in minutes that our customers have used outside of our network.  In 2002, reciprocal compensation expense on our wholesale lines increased approximately $44 primarily due to growth in wireless and competitors' local exchange carrier minutes of use on our network.

     Expenses decreased approximately $48 in 2002 due primarily to one-time expenses incurred in 2001 to implement the Illinois legislation discussed in "Voice" revenues above.  Expenses also decreased approximately $200 in 2002 due to costs recorded in
     2001 from a settlement with the Illinois Commerce Commission related to a provision of the Ameritech merger.  The amount represents an estimate of all future cost savings to be shared with our Illinois customers.

     Selling, general and administrative expenses increased $349, or 4.1%, in 2003 and $224, or 2.7%, in 2002.  Selling, general and administrative expenses consist of our provision for uncollectible accounts, advertising costs, sales and marketing functions, including our retail and wholesale customer service centers, centrally managed real estate costs, including maintenance and utilities on all owned and leased buildings, credit and collection functions and corporate overhead costs, such as finance, legal, human resources and external affairs.  Pension and postretirement costs are also included to the extent they relate to employees who perform the functions listed in this paragraph.

     Salary and wage merit increases and other bonus accrual adjustments increased expenses approximately $470 in 2003 and decreased expenses by approximately $6 in 2002.  Wage increases in 2002 were more than offset by termination of most management vacation carry-over policies and reduction of employee bonuses.  Our combined net pension and postretirement cost (which includes certain employee-related benefits) increased approximately $404 in 2003 and $644 in 2002, due to enhanced termination benefits, net investment losses, varying levels of net settlement gains ($0 in 2003, $9 in 2002 and $397 in 2001), the effect of previous recognition of pension settlement gains reducing the amount of unrealized gains recognized in the current year, a lower assumed long-term rate of return on plan assets and a reduction in the discount rate (see Note 10).  Advertising expense increased approximately $368 in 2003 and $94 in 2002, primarily driven by our launch of long-distance service in new markets and bundling initiatives.  In 2004, we expect advertising to remain flat from 2003 levels even as we promote the launch of interLATA long-distance service in all five Midwest states, which began in late 2003.

     Our provision for uncollectible accounts decreased approximately $479 in 2003 as we experienced fewer losses from our retail customers and a decrease in bankruptcy filings by our wholesale customers.  Contributing to this decrease in 2003 was the 2003 reversal of WorldCom bad debt reserves of $86 as a result of a settlement reached with WorldCom (see  "Other Business Matters").
     Year-over-year comparisons were also affected by our recording in 2002 of an additional bad debt reserve of $125 as a result of the WorldCom bankruptcy filing.

     Lower severance accruals decreased expenses approximately $148 in 2003 and higher accruals increased expenses by approximately
     $49 in 2002.  Additionally, lower employee levels decreased expenses, primarily salary and wages, approximately $121 in 2003 and
     $165 in 2002.  Other employee-related expenses including travel, training and conferences decreased approximately $23 in 2003 and
     $127 in 2002.  Other nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs also decreased approximately $120 in 2003 and $177 in 2002.

     Expenses decreased approximately $86 in 2002 due primarily to one-time expenses incurred in 2001 to implement the Illinois legislation discussed in "Voice" revenues above.

     Depreciation and amortization expenses decreased $679, or 8.0%, in 2003 and $19, or 0.2%, in 2002.  The change in our depreciation rates when we adopted FAS 143 decreased expenses approximately $340 in 2003.  Reduced capital expenditures accounted for the remainder of the decrease.  In 2002, amortization decreased approximately $161 as goodwill was no longer amortized in accordance with FAS 142 (see Note 1) which more than offset increased expense primarily related to amortization of software.

Cingular
Segment Results
--------------------------------------------------------------------------------------------------------------------
                                                                                             Percent Change
                                                                                        ----------------------------
                                                                                            2003 vs.      2002 vs.
                                                        2003          2002      2001          2002          2001
--------------------------------------------------------------------------------------------------------------------
Segment operating revenues
   Service                                        $    14,223  $    13,922  $    13,229        2.2%          5.2%
   Equipment                                            1,260          981        1,039       28.4           (5.6)
----------------------------------------------------------------------------------------
Total Segment Operating Revenues                       15,483       14,903       14,268        3.9            4.5
----------------------------------------------------------------------------------------

Segment operating expenses
   Cost of services and equipment sales                 5,683        5,106        4,564       11.3           11.9
   Selling, general and administrative                  5,422        5,426        5,235       (0.1)           3.6
   Depreciation and amortization                        2,089        1,850        1,921       12.9           (3.7)
----------------------------------------------------------------------------------------
Total Segment Operating Expenses                       13,194       12,382       11,720        6.6            5.6
----------------------------------------------------------------------------------------
Segment Operating Income                                2,289        2,521        2,548       (9.2)          (1.1)
----------------------------------------------------------------------------------------
Interest Expense                                          856          911          822       (6.0)          10.8
----------------------------------------------------------------------------------------
Equity in Net Income (Loss) of Affiliates                (323)        (265)         (68)     (21.9)             -
----------------------------------------------------------------------------------------
Other, net                                                (60)         (94)          42       36.2              -
----------------------------------------------------------------------------------------
Segment Income                                    $     1,050  $     1,251  $     1,700      (16.1)%        (26.4)%
====================================================================================================================

We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e. 50/50) with our 40% economic partner in the joint venture.  We have equal voting rights and representation on the board of directors that controls Cingular.  This means that our consolidated reported results include
Cingular's results in the "Equity in Net Income of Affiliates" line.  However, when analyzing our segment results, we evaluate
Cingular's results on a stand-alone basis.  Accordingly, in the segment table above, we present 100% of Cingular's revenues and expenses under "Segment operating revenues" and "Segment operating expenses".  (Beginning with 2003, the Cingular segment replaces our previously titled "wireless" segment, which included 60% of Cingular's revenues and expenses.)  Including 100% of Cingular's results in our segment operations (rather than 60% in equity in net income of affiliates) affects the presentation of this segment's revenues, expenses, operating income, nonoperating items and segment income, but does not affect our consolidated reported net income.  We are currently evaluating how the provisions of FIN 46 will affect our accounting for Cingular.  FIN 46 will apply to our investment in Cingular starting with its 2004 first-quarter results (see Note 1).

On February 17, 2004, Cingular announced an agreement to acquire AT&T Wireless Services Inc. (AT&T Wireless).  See "Other Business
Matters" for more details.

The FCC adopted rules allowing customers to keep their wireless number when switching to another company (generally referred to as
"number portability").  The FCC rules requiring number portability were effective on November 24, 2003.  For 2003 these rules had a minor impact on Cingular's customer turnover ("churn") rate.  During 2003 Cingular's cellular/PCS (wireless) churn was 2.7%, a slight improvement from the 2.8% churn from 2002.  Cingular has incurred costs directed toward implementing these rules and minimizing customer churn and expects these costs, consisting primarily of handset subsidies, selling costs and greater staffing of customer care centers, to continue to increase during 2004.  To the extent wireless industry churn remains higher than in the past, Cingular expects those costs to increase.

Cingular's wireless networks use equipment with digital transmission technologies known as Global System for Mobile Communication
(GSM) technology and Time Division Multiple Access (TDMA) technology.  Cingular substantially completed upgrading its existing TDMA markets to use GSM technology in order to provide a common voice standard.  Cingular's GSM network now covers approximately 93% of
Cingular's population of potential customers (referred to in the media as "POPs") in areas Cingular provides wireless service.  Also,
Cingular is adding high-speed technologies for data services known as General Packet Radio Services (GPRS) and Enhanced Data Rates
for GSM Evolution (EDGE).

In August 2003, Cingular agreed to purchase from NextWave Telecom, Inc. (NextWave) FCC licenses for wireless spectrum in 34 markets for $1,400.  See "Expected Growth Areas" for more detail.

Our Cingular segment operating income margin was 14.8% in 2003, 16.9% in 2002 and 17.9% in 2001.  The lower 2003 margin was caused by a number of factors.  Cingular's operating expenses increased primarily due to acquisition costs related to higher customer additions, and extensive customer retention and customer service initiatives in anticipation of number portability.  Network operating costs also increased due to ongoing growth in customer usage and incremental costs related to Cingular's GSM network upgrade.  Only partially offsetting these expense increases were modest revenue growth and slightly decreased costs in other areas, including prior and ongoing system and process consolidations.  At December 31, 2003, Cingular had approximately 24 million wireless customers, as compared to 21.9 million at December 31, 2002 and 21.6 million at December 31, 2001.

Cingular's 2002 slight decline in segment operating income margin of 1.0%, as compared to 2001, was primarily due to the higher network costs due to increased network minutes of use partially offset by increased revenues.  The continued decline in Cingular's operating margin also reflects continued customer shifts to all inclusive rate plans that include roaming, long-distance and
"Rollover" minutes, which allow customers to carry over unused minutes from month to month for up to one year.  See further discussion of the details of our Cingular segment revenues and expenses below.

In the fourth quarter of 2003, to be consistent with emerging industry practices, Cingular changed its income statement presentation for the current and prior-year periods to record billings to customers for the Universal Service Fund and other regulatory fees as
"Service revenues" and the payments by Cingular of these fees into the regulatory funds as "Cost of services and equipment sales".
This amount totaled $337 in 2003, $176 in 2002 and $160 in 2001.  Operating income and net income for all periods were not affected.

     Service revenues increased $301, or 2.2%, in 2003 and $693, or 5.2%, in 2002.  Cingular's local service revenues increased approximately $487 in 2003 due to the significantly higher customer net additions and greater local minutes of use.  Data services also increased, primarily in short messaging services; however data services are not yet a significant component of revenues.  These increases were partially offset by decreases of approximately $172 in roaming and long-distance revenues, of which $57 were attributable to Cingular customers continuing to migrate to all-inclusive regional and national rate plans that include roaming and long-distance.  Roaming revenues from other wireless carriers for use of Cingular's network decreased approximately $115 in 2003, primarily due to lower negotiated roaming rates, which offset the impact of increasing volumes.  In addition, approximately $35 of activation revenues from Cingular's own sales sources were reclassified from local service revenues to equipment sales as a result of the July 2003 adoption of Emerging Issues Task Force Interpretation No. 00-21 (EITF
     00-21) (see Note 1).

     The 2002 increase was primarily driven by customer growth compared to 2001 and an increase in handset guaranty premiums.
     Partially offsetting the 2002 increase were decreased long-distance and incollect roaming revenues, as customers shifted to rate plans that included these features for no additional charge.  2002 revenues also decreased due to a 45.1% decrease in customers served through reseller agreements.  Reseller customers comprised approximately 3% of Cingular's 2002 customer base.

     Equipment revenues increased $279, or 28.4%, in 2003 and decreased $58, or 5.6%, in 2002.  For 2003, equipment sales were driven by increased handset revenues primarily as a result of significantly higher customer additions and increases in existing customers upgrading their units, partially offset by lower accessory revenues.  Upgrade unit sales reflect the GSM upgrade and
     Cingular's efforts to increase the number of customers under contract.  In addition, 2003 equipment revenues also increased $35 due to the July 2003 adoption of EITF 00-21 mentioned above (see Note 1).

     Cingular 2002 equipment revenues declined from 2001 primarily as a result of a 5.0% decline in non-reseller gross customer additions from 2001.

     Cost of services and equipment sales expenses increased $577, or 11.3%, in 2003 and $542, or 11.9%, in 2002.  The 2003 increase was primarily due to increased equipment costs of $496 as well as higher network costs.  The increased equipment costs were driven primarily by higher handset unit sales associated with the significant increase in customer additions and existing customers upgrading their units.  Increased equipment costs also resulted from higher per-unit handset costs due to a shift to higher-end handsets such as the dual-system TDMA/GSM handsets in use during Cingular's GSM system conversion and newly introduced
     GSM-only handsets.  In addition, Cingular sold handsets below cost, through direct sales sources, to customers who committed to one-year or two-year contracts or in connection with other promotions.  Network costs increased due to a 19.1% increase in minutes of use for 2003.  Local network costs also increased due to system expansion and increased costs of redundant TDMA networks during the current GSM system upgrade.

     The 2002 increase was primarily due to significant increases in minutes of use on the network and increased roaming and long-distance costs, which were driven by customer migrations to rate plans that include these services for no additional charge.  Minutes of use increased approximately 36% over 2001, which was primarily caused by demand for digital plans with more included minutes and off-peak promotions, which allow for a large number of free minutes.

     Selling, general and administrative expenses decreased $4, or 0.1%, in 2003 and increased $191, or 3.6%, in 2002.  Cingular's
     2003 expense was basically flat compared to 2002 due to lower billing, administrative and bad debt expenses partially offset by increased selling expenses.  The lower billing expenses reflect efficiencies gained from 2002 system conversions and related consolidations.  The decreased administrative costs were due to reduced employee-related costs and decreased information technology and development expenses resulting from a 2002 workforce reorganization.  The decline in bad debt expense includes a
     $20 recovery of 2002 WorldCom write-offs.  Partially offsetting these declines were increased selling expenses of approximately
     $103 driven primarily by higher advertising costs and commissions expense.  The commissions expense increase reflects the nearly
     14% increase in total postpaid and prepaid gross customer additions compared with 2002.

     Cingular's higher 2002 costs were driven by increases of $135 related to maintaining and supporting its customer base, $41 in administrative costs and $15 in selling expenses.  The $135 expense increase for maintenance and support of Cingular's customer base included higher residuals and upgrade commissions, increased customer retention costs and bad debt expense.  Bad debt expense increased $70, with over half of the increase attributable to WorldCom write-offs in 2002.  Partially offsetting these cost increases were savings related to lower billing and customer service expenses, reflecting Cingular's consolidation of call centers and billing systems.

     Depreciation and amortization expenses increased $239, or 12.9%, in 2003 and decreased $71, or 3.7%, in 2002.  The 2003 increase was primarily related to higher capital expenditures for network upgrades, including the GSM overlay, and increased depreciation on certain network assets resulting from Cingular's 2003 decision to shorten the estimated remaining useful life of TDMA assets.
     Cingular determined that a reduction in the useful lives of TDMA assets was warranted based on the projected transition of network traffic to GSM technology.  Useful lives were shortened to fully depreciate all TDMA equipment by the end of 2008.  As a result of the change in estimate, depreciation expense increased $91 in 2003.

     The 2002 decline of $71 was primarily related to a $219 decrease in amortization of goodwill and FCC licenses in accordance with
     FAS 142 (see Note 1), which no longer allows amortization of goodwill and other intangible assets.  This was partially offset by increases in depreciation expense of $148 related to higher plant levels and Cingular's GSM conversion.

Directory
Segment Results
--------------------------------------------------------------------------------------------------------------------
                                                                                              Percent Change
                                                                                         ---------------------------
                                                                                             2003 vs.     2002 vs.
                                                          2003         2002         2001       2002         2001
--------------------------------------------------------------------------------------------------------------------
Total Segment Operating Revenues                   $     4,254   $     4,451 $     4,468        (4.4)%       (0.4)%
-----------------------------------------------------------------------------------------
Segment operating expenses
   Cost of sales                                           896           920         895        (2.6)         2.8
   Selling, general and administrative                   1,036         1,011       1,007         2.5          0.4
   Depreciation and amortization                            21            30          36       (30.0)       (16.7)
-----------------------------------------------------------------------------------------
Total Segment Operating Expenses                         1,953         1,961       1,938        (0.4)         1.2
-----------------------------------------------------------------------------------------
Segment Income                                     $     2,301   $     2,490 $     2,530        (7.6)%       (1.6)%
====================================================================================================================

As previously discussed, effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method.  As allowed by GAAP, we made this change prospectively;
therefore, in the table above, results in 2003 are shown on the amortization basis, while results from 2002 and 2001 are shown on the issue basis method.  This corresponds to the manner in which directory results are included in our consolidated results.

Our directory segment income was $2,301 with an operating margin of 54.1% in 2003.  In 2002, our directory segment income was $2,490 with an operating margin of 55.9%.  If we were to eliminate the effects of the accounting change and shifts in the schedule of directory titles published in 2003, our directory segment income would have been $2,205 and the operating margin would have been
52.7% in 2003, compared to $2,323, with an operating margin of 54.5%, in 2002.  The relative decrease in segment income of $118 as well as the decreased operating margin was due primarily to increased employee-related costs combined with pressure on revenues from increased competition and lower demand from advertisers.

The table below shows the estimated directory segment results for all years as if we had adopted the amortization method on January
1, 2001.  This presentation allows us to isolate the underlying business changes over the last three years.

Estimated Directory Results on Amortized Basis

--------------------------------------------------------------------------------------------------------------------
                                                                                              Percent Change
                                                                                         ---------------------------
                                                                                             2003 vs.     2002 vs.
                                                          2003         2002         2001       2002         2001
--------------------------------------------------------------------------------------------------------------------
Total Segment Operating Revenues                   $     4,254   $     4,313 $     4,309        (1.4)%        0.1%
-----------------------------------------------------------------------------------------
Segment operating expenses
   Cost of sales                                           896           942         887        (4.9)         6.2
   Selling, general and administrative                   1,036         1,025       1,001         1.1          2.4
   Depreciation and amortization                            21            30          36       (30.0)       (16.7)
-----------------------------------------------------------------------------------------
Total Segment Operating Expenses                         1,953         1,997       1,924        (2.2)         3.8
-----------------------------------------------------------------------------------------
Segment Income                                     $     2,301   $     2,316 $     2,385        (0.6)%       (2.9)%
====================================================================================================================

Our directory segment income was $2,301 with an operating margin of 54.1% in 2003.  If we had been using the amortization method, our directory segment income would have been approximately $2,316 in 2002, with an operating margin of 53.7% and $2,385 in 2001, with an operating margin of 55.3%.

      Operating revenues decreased $59, or 1.4%, in 2003 and increased $4, or 0.1%, in 2002.  Revenues in 2003 decreased primarily as a result of competition from other publishers, other advertising media and continuing economic pressures on advertising customers.  Revenues in 2002 were essentially flat compared to 2001.

      Cost of sales decreased $46, or 4.9%, in 2003 and increased $55, or 6.2%, in 2002.  In 2003, cost of sales decreased due to lower product related costs.  Higher employee benefit related costs increased cost of sales in 2002.

      Selling, general and administrative expenses increased $11, or 1.1%, in 2003 and $24, or 2.4%, in 2002.  Increased expenses in
      2003 are primarily due to increased employee-related costs.  The increase in expenses in 2002 is the result of increased costs for advertising, employee-related expenses and increased bad debt expense.

International
Segment Results
-----------------------------------------------------------------------------------------------------------------
                                                                                           Percent Change
                                                                                      ---------------------------
                                                                                          2003 vs.     2002 vs.
                                                        2003         2002        2001       2002         2001
-----------------------------------------------------------------------------------------------------------------
Total Segment Operating Revenues                 $        30  $        35 $       185      (14.3)%       (81.1)%
--------------------------------------------------------------------------------------

Total Segment Operating Expenses                          47           85         241      (44.7)        (64.7)
--------------------------------------------------------------------------------------
Segment Operating Income (Loss)                          (17)         (50)        (56)      66.0          10.7
--------------------------------------------------------------------------------------
Equity in Net Income of Affiliates                       606        1,152         555      (47.4)            -
--------------------------------------------------------------------------------------
Segment Income                                   $       589  $     1,102 $       499      (46.6) %          -
=================================================================================================================

Our international segment consists almost entirely of equity investments in international companies, the income from which we report as equity in net income of affiliates.  Revenues from direct international operations are less than 1% of our consolidated revenues.

Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies.  See
Notes 1 and 8 for discussions of foreign currency translation and how we manage foreign-exchange risk.  Our foreign investments are recorded under GAAP, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries.  In discussing "Equity in Net Income of Affiliates", all dollar amounts refer to the effect on our income.

     Segment operating revenues decreased $5, or 14.3%, in 2003 and $150, or 81.1%, in 2002.  Revenues declined in 2003 primarily due to lower management-fee revenues.  The decrease in 2002 was due to the September 2001 disposition of Ameritech Global Gateway
     Services (AGGS), our international long-distance subsidiary, and lower management-fee revenues.

     Segment operating expenses decreased $38, or 44.7%, in 2003 and $156, or 64.7%, in 2002.  The decrease in 2003 was primarily due to lower corporate-allocated charges.  The decrease in 2002 was primarily due to the disposition of AGGS.

     Our equity in net income of affiliates by major investment at December 31, are listed below:

     ----------------------------------------------------------------------------------------------
                                                          2003            2002                2001
     ----------------------------------------------------------------------------------------------
     America Movil                                 $        76     $         60      $         (39)
     Belgacom                                               28              218                 85
     Bell Canada 1                                           -               53                176
     Cegetel 1                                               -               88                 94
     TDC                                                   182              481               (157)
     Telkom South Africa                                   121               31                 54
     Telmex                                                196              219                325
     Other                                                   3                2                 17
     ----------------------------------------------------------------------------------------------
     International Equity in Net
        Income of Affiliates                       $       606     $      1,152      $         555
     ==============================================================================================
     1 Investment sold

     Equity in net income of affiliates decreased $546, or 47.4%, in 2003 and increased $597 in 2002.  The decrease in 2003 was primarily due to transactions at Belgacom S.A. (Belgacom), including a settlement loss on the transfer of pension liabilities in
     2003 and gains on a sale by Belgacom and TDC which occurred in 2002 and affected year-over-year comparisons.  The settlement loss in 2003 resulted from a transfer of pension liabilities by Belgacom to the Belgian government and included a loss of approximately $115 from Belgacom and TDC's loss of $45 associated with the same transaction (see "Other Business Matters" for a discussion of the related Belgacom agreement and our equity interests in Belgacom and TDC).  The 2002 gains included approximately $180 from Belgacom, related to a sale of a portion of its Netherlands wireless operations and TDC's gain of approximately $336 associated with that same sale.  Additionally, comparisons for 2003 were affected by 2002 gains of $17 from
     Belgacom, related to a merger involving one of its subsidiaries and TDC's gain of approximately $7 associated with that same transaction.

     Equity income for 2003 also decreased due to restructuring charges of $39 at TDC and foregone equity income of approximately $88 and $53 from the sales of Cegetel and Bell Canada, respectively.  Equity income from Telmex decreased approximately $23 for 2003 due primarily to 2002 deferred tax adjustments and unfavorable exchange rates, partially offset by lower financing costs.

     The decrease for 2003 was partially offset by the year-over-year comparison of $101 from a 2002 restructuring charge at Belgacom, as well as a favorable exchange rate impact at TDC of $28.  Also offsetting the 2003 decrease were improved operating results from Belgacom of $58 primarily driven by wireline and wireless operations and $32 at TDC primarily due to improved TDC
     Switzerland operations.  Additionally, equity income from America Movil for 2003 increased approximately $15 resulting from improved operating results and lower financing, partially offset by tax adjustments.  Equity income from Telkom for 2003 increased approximately $89 resulting primarily from a favorable exchange rate impact, improved operating results and a gain resulting from the significant reduction of an arbitration accrual.

     The 2002 increase includes approximately $220 resulting from the January 1, 2002 adoption of FAS 142, which eliminated the amortization of goodwill embedded in our investments in equity affiliates.  Excluding the effects of adopting FAS 142, our equity in net income of affiliates would have increased $377, or 67.9%, in 2002.

     The 2002 increase also included gains of approximately $180 from Belgacom, related to a sale of a portion of its Netherlands wireless operations and TDC's gain of approximately $336 associated with that same sale.  These 2002 gains were higher than similar gains in 2001, which were approximately $46 and $17 from Belgacom and TDC respectively.  Also contributing to the 2002 increase was the prior-year charge of approximately $197 related to TDC's decision to discontinue nonwireless operations of its
     Talkline subsidiary and our impairment of goodwill we allocated to Talkline at the time of our initial investment in TDC.  A gain of approximately $28 from Bell Canada's 2002 partial sale of an investment and the 2001 loss of approximately $32 on Belgacom's sale of its French internet business also affected year-over-year comparisons.

     The 2002 increase was partially offset by the following three charges: approximately $101 and $58 for restructuring costs at
     Belgacom and Bell Canada, respectively, and approximately $58 related to impairments of TDC's investments in Poland, Norway and the Czech Republic.  2001 gains of approximately $53 on Cegetel's sale of AOL France and $49 on Bell Canada's sale of
     Sympatico-Lycos also affected year-over-year comparisons.  Our 2002 equity income from Bell Canada declined approximately $101 as a result of our May 2002 change from the equity method to the cost method of accounting for that investment.  Our removal from day-to-day management and the progression of negotiations to sell our interest in Bell Canada resulted in this accounting change
     (see Note 2).

Other
Segment Results
----------------------------------------------------------------------------------------------------------------
                                                                                          Percent Change
                                                                                      --------------------------
                                                                                         2003 vs.     2002 vs.
                                                        2003         2002        2001      2002         2001
----------------------------------------------------------------------------------------------------------------
Total Segment Operating Revenues                 $       263  $       389 $       768      (32.4)%       (49.3)%
--------------------------------------------------------------------------------------
Total Segment Operating Expenses                         120          175         954      (31.4)        (81.7)
--------------------------------------------------------------------------------------
Segment Operating Income (Loss)                          143          214        (186)     (33.2)            -
--------------------------------------------------------------------------------------
Equity in Net Income of Affiliates                       647          769       1,040      (15.9)        (26.1)
--------------------------------------------------------------------------------------
Segment Income                                   $       790  $       983 $       854      (19.6)%        15.1%
================================================================================================================

Our other segment results in 2003 and 2002 primarily consist of corporate and other operations.  Results for 2001 include the
Ameritech cable television operations, Ameritech security monitoring business, and wireless properties that were not contributed to
Cingular.  All of these assets were sold in 2001.

2003 revenues decreased as a result of lower operating revenue from a capital leasing subsidiary.  Revenue in 2002 decreased approximately $379 primarily due to the sale of assets in 2001 that contributed approximately $362 of revenue in 2001.  Expenses also decreased as a result of the disposition of operating companies in 2001.

Substantially all of the Equity in Net Income of Affiliates represents the equity income from our investment in Cingular.

Operating Environment and Trends of the Business

2004 Revenue Trends  We expect our revenue loss trends to stabilize and, by the end of 2004, we expect year-over-year growth in revenues (after including our share of Cingular's revenues) for the following reasons.  2004 marks the first year in which we can offer interLATA long-distance nationwide (see "Long-Distance" in our "Regulatory Developments" section).  As a result, we expect both continued growth in long-distance and DSL and growth in the large business and national data market.  We now have the ability to effectively compete for national customers due to the removal of restrictions on our providing them with nationwide long-distance.
Increasing competition in the communications industry may pressure revenue as we respond to competitors' pricing strategies.  As discussed below, many of our competitors are subject to less or no regulation, have subsidized costs due to UNE-P or have emerged from bankruptcy with minimal debt and therefore have significant cost advantages.  However, we expect continued success with our bundling strategy to offset any such pressure by improving customer retention and slowing our access line losses.

2004 Expense Trends  We expect continued pressure on our operating margins during much of the year, driven by investment in growth areas such as the large business market.  However, we expect these margins to stabilize by the end of 2004, due primarily to changing revenue trends as discussed above and continued cost control measures, including pension and postretirement benefit costs, as noted
below.  We also assume no change in historical expense trends resulting from our negotiating new collective bargaining agreements during 2004.

2004 Pension and Retiree Medical Cost Expense Trends  While medical and prescription drug costs continue to rise, we expect that
2003's improved investment returns combined with voluntary pre-funding of plan obligations in 2003 will lower our pension and postretirement costs in 2004 (see Note 10).  We expect combined net pension and postretirement cost of between $1,000 and $1,400 in
2004, compared to our combined net pension and postretirement expense of $1,835 in 2003.  Approximately 10% of these annual costs are capitalized as part of construction labor, providing a reduction in the net expense recorded.  Certain factors, such as investment returns, depend largely on trends in the U.S. securities market and the general U.S. economy, and we cannot control those factors.
In particular, while we expect positive investment returns in 2004, uncertainty in the securities markets and U.S. economy could result in investment volatility and significant changes in plan assets, which under GAAP we will recognize over the next several years.  Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

For the majority of our labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from nonmanagement retirees, we have waived the cap during the relevant contract periods and thus not collected contributions from those retirees.  Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, through 2003, we did not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., we assumed the cap would be waived for all future contract periods).  If we had accounted for the cap as written in the contracts, our postretirement benefit cost would have been reduced by $884, $606 and $476 in 2003, 2002 and 2001.  In early 2004, nonmanagement retirees were informed of changes in their medical coverage beginning in 2005.  We anticipate the changes could reduce postretirement benefit cost as much $300 to $600 during 2004.  In addition, we also expect to reduce our annual costs approximately $250 to $350 due to recently passed Medicare legislation that partially subsidizes the cost to employers of providing prescription drug coverage for their retirees.  For a comprehensive discussion of our pension and postretirement cost (benefit), including a discussion of the actuarial assumptions, see Note 10.

Cingular
On February 17, 2004, Cingular announced an agreement to acquire AT&T Wireless.  The transaction is subject to approval by shareholders of AT&T Wireless and federal regulators.  At this time we do not know if the acquisition will close in 2004 and cannot therefore predict the impact on Cingular's 2004 subscriber, revenue or expense trends.  Even if the acquisition does not close in
2004, we expect continued customer subscriber growth at Cingular since we expect continued success from our bundling strategy and the overall U.S. wireless market to continue to expand.  We also expect that Cingular will continue to invest in improving its network performance and customer service with the goal of stabilizing to improving its customer turnover rate.  Assuming Cingular obtains the necessary approvals and the acquisition is completed, we expect Cingular will incur additional integration costs to achieve operating synergies and increased amortization expense from intangibles for several years.  Cingular expects to achieve significant operating synergies through this acquisition by consolidating networks, distribution, billing, procurement, marketing, advertising and other functions.  As such, we expect initially a decrease in our net income as a result of the acquisition until the positive impacts of the synergies are realized.  We also expect an increase in financing costs to the extent additional debt is incurred to fund the acquisition.

Operating Environment Overview
The Telecommunications Act of 1996 (Telecom Act) was intended to promote competition and reduce regulation in U.S. telecommunications markets.  Despite passage of the Telecom Act, the telecommunications industry, particularly incumbent local exchange carriers such as our wireline subsidiaries, continue to be subject to significant regulation.  The expected evolution from an industry extensively regulated by multiple regulatory bodies to a market-driven industry monitored by state and federal agencies has not occurred as quickly or as thoroughly as anticipated.

Our wireline subsidiaries remain subject to extensive regulation by state regulatory commissions for intrastate services and by the
FCC for interstate services.  We continue to face a number of state regulatory challenges.  For example, certain state commissions, including those in California, Illinois, Michigan, Wisconsin, and Ohio have significantly lower wholesale rates, which are the rates we are allowed to charge competitors, including AT&T and MCI (formerly known as WorldCom) for leasing parts of our network (unbundled network elements, or UNEs) in a combined form known as the UNE platform, or UNE-P.  These mandated rates, which range from 30% to 55%
below our economic cost, are contributing to continued declines in our access line revenues and profitability.  As of December 31,
2003, we have lost 6.7 million customer lines to competitors through UNE-P, approximately 1.7 million of which were lost during that year, as compared to 2.6 million lost in 2002.

However, changes in the regulatory environment toward the end of 2003 raise the possibility that the availability of mandated below-cost priced UNE-P may be lessened.  Following the FCC's Triennial Review Order (TRO), issued in August 2003, we took immediate legal action at the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit) to correct the flaws that the
FCC's order maintained.  (The TRO is discussed in detail in the "Regulatory Developments" section of this document.)  This is one of two courts that have already rejected the FCC's earlier unbundling order.  The court consolidated all pending lawsuits into one proceeding and heard oral arguments in January 2004.  The D.C. Circuit is expected to issue a decision on the TRO in the first half of 2004.

We continue to work toward UNE-P reform through proceedings in most of our states.  Those states are now in the process of determining whether or not we must offer access to our central office switches, a key component of UNE-P, to competitors in a given market at a government-mandated price.  In addition, there are parallel proceedings in several states in our 13-state area to reevaluate current UNE-P pricing and bring it more in line with our costs.  State proceedings could be significantly altered, or even vacated by a D.C. Circuit ruling on UNE-P.

Despite a slightly more positive regulatory outlook, the current environment continues to exert pressure on our operations.  In 2003, we continued to eliminate full time employee positions and in 2004, we expect to continue to maintain our lower capital expenditure budget, targeting between $5,000 and $5,500.  However, unfavorable regulations imposed by the FCC or state commissions may cause us to experience additional declines in access line revenues, which, in turn, could reduce our invested capital and result in further reductions in capital expenditures and employment levels.  Similarly, growth at higher-than-anticipated levels could increase these expenditures.

At the national level, the debate is gradually shifting from regulating voice to regulating broadband.  But while the FCC's TRO created a potentially more positive regulatory environment for broadband services, several questions remain unanswered as to whether or to what extent our subsidiaries will be required to unbundle their broadband networks or offer these services to competitors.  We are actively participating in proceedings underway at both the federal and state level that will help define the appropriate regulatory environment for broadband services.

Once this difficult and uncertain regulatory environment stabilizes, we expect that additional business opportunities, especially in the broadband area, would be created.  At the same time, the continued uncertainty in the U.S. economy and increasing local competition from multiple wireline and wireless providers in various markets presents significant challenges for our business.

Expected Growth Areas
We expect our primary wireline products and wireless services to remain the most significant portion of our business and have also discussed trends affecting the segment's in which we report results for these products (see "Wireline Segment Results" and "Cingular
Segment Results").  Over the next few years we expect an increasing percentage of our revenues to come from data, long-distance and
Cingular's wireless service.  Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Data/Broadband  In October 1999, we announced plans to upgrade our network to make broadband services available to approximately 80%
of our U.S. wireline customers over the four years through 2003 (Project Pronto).  Due to the weakening U.S. economy and an uncertain and adverse regulatory environment, in October 2001 we announced a scale-back in our broadband deployment plans.  As discussed in greater detail below, in August 2003 the FCC released its TRO, which appears to provide some relief from unbundling requirements for broadband and new fiber facilities and equipment used to provide data and high-speed internet access services.  However, because the new broadband rules contain some ambiguities and have been appealed to the D.C. Circuit, and are subject to petitions for reconsideration or clarification before the FCC, we continue to face uncertainty regarding the regulatory treatment of our broadband investments.  Nevertheless, due to the increasing growth opportunities and competition, we have resumed  Project Pronto related limited build-out and expect to have DSL available to nearly 80% of our wireline customer locations in early 2004, up from 75% at
December 31, 2003.  Our DSL lines continue to grow and were approximately 3,515,000 at December 31, 2003, compared to 2,199,000 at the end of 2002.

The FCC has begun reviewing the rules governing broadband services offered by cable, satellite and wireless operators in addition to traditional wireline offerings.  The FCC tentatively concluded that wireline broadband internet access services are "information"
services rather than "telecommunications" services, which would result in less regulation.  In October 2003, the United States Court of Appeals for the Ninth Circuit (9th Circuit) ruled that broadband internet access services provided by cable operators involve both an "information" service and a "telecommunications" service.  If this decision is upheld (the FCC has a request for rehearing pending before the 9th Circuit), the FCC may change its tentative conclusion that wireline broadband internet access services are information services, not telecommunications services.  It is likely that the FCC will not act in these proceedings until the 9th Circuit rules on its request for rehearing.  We are not certain of the effect the 9th Circuit's decision will have on our operations or financial statements.

Cable operators have no general obligation to provide third-party Internet Service Providers (ISPs) access to their broadband networks at this time, although the FCC has begun a proceeding to consider the issue.  The 9th Circuit's decision (discussed above)
could support the imposition on cable operators of some of the same regulations applicable to wireline companies, but it is unclear at this time whether the decision will have a significant impact on providers of cable modem services.

In December 2002, the FCC ruled that advanced services, such as DSL, when provided through one of our separate subsidiaries, are not subject to tariff regulations and cost study requirements.  However, we are still required to retain cost data and offer our retail advanced services for resale at a discount.  This ruling should allow us to respond more quickly to offerings by unregulated competitors.  The FCC is expected to complete its broadband review during 2004.  The effect of the review on our results of operations and financial position cannot be determined at this time.

Long-Distance  We offer landline interLATA (traditional) long-distance services to customers in our 13-state area and to customers in selected areas outside our wireline subsidiaries' operating areas.  We began offering interLATA long-distance to our customers in
Nevada in April 2003, Michigan in September 2003 and Illinois, Ohio, Wisconsin and Indiana in October 2003.  All long-distance state entrances were approved by the FCC.  We now have approval to offer interLATA long-distance nationwide.

We expect increased competition for our wireline subsidiaries in our Midwest region, in particular, as we begin offering interLATA long-distance service.  However, ultimately we expect that providing long-distance service in these five states will help to mitigate the access line losses that we have experienced as a result of the UNE-P rates for those states, which are typically lower than our other eight states.  We expect that our entry into the long-distance markets in our Midwest region will help to slow trends in access line losses and may improve trends in customer winback and retention, similar to those experienced in other states in our 13-state area where we previously obtained approval to offer interLATA long-distance.

Wireless  At December 31, 2003, Cingular served approximately 24.8 million customers and was the second-largest provider of mobile wireless voice and data communications services in the U.S., based on the number of wireless customers.  Cingular has access to licenses to provide wireless communications services covering an aggregate population of potential customers, referred to as "POPs", of approximately 236 million, or approximately 81% of the U.S. population, including 45 of the 50 largest U.S. metropolitan areas.
Including roaming agreements with other carriers, Cingular provides GSM coverage to approximately 90% of the U.S.  As discussed in
"Other Business Matters", on February 17, 2004, Cingular announced an agreement to acquire AT&T Wireless.  At December 31, 2003, AT&T
Wireless served approximately 22 million customers.  We expect that this acquisition will enhance Cingular's ability to compete by strengthening its network coverage and quality.

Even with this acquisition, we expect that intense industry competition and market saturation will likely cause the wireless industry's customer growth rate to moderate in comparison with historical growth rates.  While the wireless telecommunications industry does continue to grow, a high degree of competition exists among six national carriers, their affiliates and smaller regional carriers.  This competition and other factors, such as the implementation of wireless local number portability, will continue to put pressure upon pricing, margins and customer turnover as the carriers compete for potential customers.  Future carrier revenue growth is highly dependent upon the number of net customer additions a carrier can achieve and the average revenue per customer.  The effective management of customer turnover is also important in minimizing customer acquisition costs and maintaining and improving margins.

Cingular faces many challenges and opportunities in the future and is focused on the following key initiatives:
o       growing customer base profitably by offering wireless voice and data products and rate plans that customers desire;
o       increasing the capacity, speed and functionality of the network through the completion of the GSM/ GPRS/ EDGE network overlay and improving overall network coverage and performance;
o       increasing wireless data penetration and usage through the development and promotion of advanced wireless data applications and interfaces;
o       improving the Cingular reputation in the industry by focusing on all customer-facing aspects of the business including network performance, sales, billing and customer service;
o       continuing the expansion of Cingular's existing footprint and network capacity by obtaining access to additional spectrum, primarily through spectrum exchanges, purchases, mergers, acquisitions and joint ventures; and
o       maintaining effective cost controls by continually evaluating the cost structure of Cingular's business and leveraging its large size and national scope.

In September 2003, the U.S. Bankruptcy Court for the Southern District of New York approved the sale of certain cellular licenses held by NextWave to Cingular for $1,400.  Cingular received FCC approval in February 2003, clearing the way for Cingular to complete the license transfers.  The licenses cover approximately 83 million potential customers in 34 markets, primarily those markets where
Cingular currently has voice and data operations.  Cingular may finance the purchase of these licenses with a combination of cash and debt.  Cingular expects this transaction to close during the first half of 2004.

In March 2003, Cingular and AT&T Wireless formed a joint venture to build out an EDGE network along a number of major highways in order to reduce incollect roaming expenses paid to other carriers when customers travel on those highways.  In March 2003, Cingular contributed licenses and assets having a value equal to the cash or assets contributed by AT&T Wireless.  At December 31, 2003,
Cingular had an investment in the venture totaling $21.  Cingular expects to spend less than $10 in 2004 for capital expenditures associated with the venture.

In June 2003, Cingular completed the transfer of its license and operations in Kauai, Hawaii and wireless licenses in Alabama, Idaho,
Oklahoma, Mississippi and Washington for AT&T Wireless' licenses in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi,
Tennessee and Texas.

In February 2004, Cingular acquired an operational cellular system in Louisiana and other FCC licenses in Louisiana and Texas from
Unwired Telecom Corporation for approximately $28.  Also in February 2004, Cingular completed an exchange transaction with Dobson
Cellular Systems, Inc. (Dobson).  Cingular transferred approximately $22 in cash and wireless property in Michigan to Dobson in exchange for wireless property in Maryland.

By the end of 2003, Cingular had launched GSM/GPRS technology in areas covering approximately 93% of its POPs that carry service.
Cingular is in the process of upgrading its network to third generation (3G) wireless data technology by using EDGE.  EDGE technology is Cingular's choice for a 3G wireless communications standard that will allow customers to access the Internet from their wireless devices at higher speeds than even GPRS.  At December 31, 2003, Cingular's EDGE technology covered approximately 20% of its POPs.
Cingular expects the GSM/GPRS/EDGE network overlay to be fully complete by the end of 2004.

Regulatory Developments

Wireline

Federal Regulation  A summary of significant 2003 federal regulatory developments follows.

Long-Distance  Under the Telecom Act, before being permitted to offer interLATA wireline long-distance service in any state within the 12-state region encompassed by the regulated operating areas of Southwestern Bell Texas Holdings Inc., Pacific Bell Telephone
Company, Ameritech and Nevada Bell (these areas with the addition of Southern New England Telecommunications Corp.'s area are referred to as our 13-state area), we were required to apply for and obtain state-specific approval from the FCC.  At the end of
2002, we offered long-distance service in seven of our 13 states.  In 2003, we received approval from the FCC to offer long-distance service in our remaining six states.  See above under "Expected Growth Areas" for additional detail on the status of our approvals.

Triennial Review Order  On August 21, 2003, the FCC released its TRO establishing new rules, which became effective October 2, 2003, concerning the obligations of incumbent local exchange carriers, such as our wireline subsidiaries, to make UNEs available.  These rules are intended to replace the FCC's previous UNE rules, which were vacated by the D.C. Circuit.  With limited exceptions, the new rules are consistent with the FCC's February 2003 press release summarizing its review.

The TRO, rather than establishing a uniform national structure for UNEs as we believe was mandated by the Telecom Act and by the D.C.
Circuit, delegates key decisions on UNEs to the states, including rules for below-cost UNE-P.  In addition, the TRO revised rules regarding combinations of unbundled local service ("loop") and dedicated transport elements (see discussion of "enhanced extended links" below), which could allow competitors to access our wireline subsidiaries' high-capacity lines without paying access charges.
As discussed below, numerous legal challenges to the TRO have been filed by SBC and others with the D.C. Circuit, which is expected to rule on these challenges in the first half of 2004.

Set forth below is a summary of the most significant aspects of the new rules.  While these rules apply only to our wireline subsidiaries, the words "we" or "our" are used to simplify the discussion.  In addition, the following discussion is intended as a summary of issues in the TRO rather than a precise legal description of all of those specific issues.

o    UNE-P  UNE-P is a combination of all of the network elements necessary to provide complete local service to a customer.  The new rules state that if we are not required to provide any one of those network elements then we will not be required to provide the below-cost UNE-P itself.  From a practical perspective, the "switching" network element is the most relevant component of the
     UNE-P, i.e., the element that routes a telephone call or data to its destination.  In its TRO, the FCC declined to rule whether we must provide the switching element to competitors at regulated rates, instead leaving this issue to each state commission to decide.

     Although the state commissions must decide this switching issue, the FCC did establish two presumptions and a timetable for states to use in reaching their decision.  Specifically, the FCC presumed that unless we provide unbundled local switching, competitors in a particular market (1) would face economic or operational barrier(s) to providing service to consumers and all but the larger business customers that are served by high-capacity facilities but (2) would not face such barriers in their ability to serve these larger business customers.  The TRO leaves the states broad discretion in defining the relevant markets.

     The state commissions had 90 days from October 2, 2003 to challenge the FCC's presumption that barriers do not exist for providing service to larger business customers, but no state commissions in our 13-state area have done so.  For all other customers, the states have nine months to complete their analysis.  If a state commission concludes that operational or economic barriers do not exist in a market, we can stop providing below-cost UNE-P to competitors in that market after a three-year transition period.

o    Enhanced Extended Links  We must provide combinations of unbundled high capacity loops and transport elements (often referred to as "enhanced extended links" or EELs) to competitors in certain circumstances.  EELs are used to provide switched and dedicated services.  The TRO revises the test for determining when EELs must be made available.  As a result of this change, long-distance carriers and wireless companies may be able to purchase EELs at below-cost rates in place of special access services, which is a component of our wireline revenues.  We expect that this aspect of the TRO could decrease our wireline revenues as much as $500 until the FCC's next triennial review.  However, to mitigate this potential impact, we are developing alternatives including new product bundles and new contract arrangements that could significantly reduce the $500.

o    Dedicated Transport  The TRO redefines dedicated transport (interoffice lines used by only a single customer) to include only those transmission facilities connecting our switches or central offices, thus eliminating unbundling of connections between our network and competitor networks.  The TRO concludes that we must continue to provide access to dark fiber (unused fiber that must be equipped with electronics before it can transmit a communications signal) and DS3 and DS1 (line classifications) capacity transport as UNEs, except where alternative wholesale facilities are available.  State commissions are to perform route-specific analyses to determine if such alternative wholesale facilities exist for each of these services.  Dark fiber and DS3 transport services are also each subject to review by the state commissions to identify whether competitors are able to provide their own facilities.  If state analysis determines that there are no barriers, we will not be required to continue to provide below-cost transport services.

o    Broadband  The TRO eliminates unbundling of certain telecommunications technology that is primarily used for transmitting data and high-speed internet access across telephone lines.  For example, it eliminates unbundling of the packet-switching capabilities (a highly efficient method of transmitting data) of our local loops and eliminates unbundling of certain fiber-to-the-home (FTTH) loops.  FTTH loops are fiber-optic loops that connect directly from our network to customers' premises.
     Traditional telephone lines are copper; fiber-optic lines are made of glass and can carry more information over far longer distances than copper.  Under the new rules, packet-switching and FTTH loops are not subject to unbundling requirements;
     therefore, we will not be required to sell them to competitors at below-cost UNE prices.  However, we must continue to provide unbundled access to copper-loop and sub-loop lines.  In areas where fiber-optic lines are installed in place of copper-loop lines, we will be required to provide our competitors access either to the existing copper loop or a non-packetized transmission path capable of providing voice-grade service over the fiber-optic lines.

     Under a previous FCC order, we were required to share, on an unbundled basis, the high-frequency portion, which contains DSL, among other things, of local telephone lines with competitors.  Under the TRO, this high-frequency portion of the telephone line is no longer considered a UNE.  Current line sharing arrangements are to be maintained until the FCC's next biennial review, which will commence in 2004.  Competitors may purchase new line sharing arrangements until October 2, 2004, and will be required to pay increasing amounts for such new line sharing arrangements over the next three years, at the end of which customers must be transitioned to new arrangements.  The California State Regulatory Commission has stated in a decision that it has independent authority to decide whether the high-frequency portion of the local telephone line is a UNE in disregard of the TRO, and we are challenging that decision in federal court.

     Although the TRO's broadband and line sharing provisions apparently provide some regulatory relief, we are currently in the process of evaluating them; therefore, the effects on our financial position and results of operations cannot be quantified at this time.

o    UNE Pricing Rules  In September 2003, the FCC opened a proceeding to review how the cost structure underlying the UNE-pricing rules is determined.  These rules determine the amounts we can charge for providing UNEs and have been based on hypothetical
     "forward-looking costs".  The FCC tentatively concluded that these forward-looking costs need to "more closely account for the real world attributes of the routing and topography of the incumbent's network" rather than using hypothetical networks that may be more cost-efficient.  The FCC will also review certain assumptions used in determining these costs, including network utilization factors.

o    Notice of Proposed Rulemaking (NPRM)  The TRO opened a NPRM to seek comment on whether the FCC should modify its
     "pick-and-choose" rule that permits requesting competitors to opt into individual portions of interconnection agreements without accepting all the terms and conditions of the agreements.

As the TRO is quite complex and its implementation may be affected by FCC rulings on petitions for reconsideration, state commission proceedings or court decisions, we cannot fully quantify the effects on our financial position or results of operations at this time.  However, the new unbundling rules will most likely create an even more uncertain and more complex regulatory environment for our wireline subsidiaries, possibly resulting in further reductions in revenues, capital expenditures and employment levels.  Because the new rules, in many cases, give each state commission the authority to determine which network elements are to be unbundled, the rules will likely vary by state.  The resulting state determinations will also be subject to implementation and federal appeal on a state-by-state basis rather than having uniform implementation requirements or review at the federal level.  Although some relief appears to have been provided by the broadband provisions of the TRO, we continue to face uncertainty regarding the regulatory treatment of our broadband investments because some of those provisions are ambiguous and they are under review by the courts and the
FCC.

We have filed two legal challenges to these new rules with the D.C. Circuit.  In August 2003, we, along with the United States
Telecom Association (USTA), Qwest Communications Inc. (Qwest), and BellSouth Corporation (BellSouth), filed a lawsuit asking the court to vacate those rules governing the unbundling of both high-capacity facilities and switching serving non-large businesses.  In
September 2003, we, along with the USTA, Qwest, BellSouth, and Verizon Communications Inc. (Verizon), filed a lawsuit asking the same court to reject portions of the new rules, including those concerning UNE-P and EELs.  Other parties have challenged other aspects of the order, including the FCC's decision to limit unbundling of broadband facilities.  The court consolidated all pending lawsuits into one proceeding and heard oral arguments in January 2004.

Voice over Internet Protocol  Voice over Internet Protocol (VoIP) is generally used to describe the transmission of voice and data using internet-based technology.  A company using this technology can provide services, although not necessarily of the same quality, often at a lower cost because a traditional network need not be constructed and maintained and because this technology has not been subject to traditional telephone industry regulation.  In 2003, the FCC announced its intention to open a rulemaking proceeding on
VoIP in early 2004.  The rulemaking is expected to address whether and how a wide range of regulations should be applied to VoIP, including issues related to federal and state jurisdiction, intercarrier compensation, universal service, public safety, consumer protection and other matters.  During 2003, a number of state commissions also began proceedings to examine the regulatory treatment of VoIP.

Notwithstanding the unresolved regulatory questions before the FCC and the state commissions, numerous communications providers began providing various forms of VoIP in 2003, or announced their intentions to do so in the near future.  These providers include both established companies as well as new entrants.  While the deployment of VoIP will result in increased competition for our core wireline voice services, it also presents growth opportunities for us to develop new products for our customers, both within and outside of our 13-state area.

o    Access Charges  In October 2002, AT&T filed a petition with the FCC asking for a declaratory ruling that access charges (which are paid to telephone companies providing local service, including our wireline subsidiaries) do not apply to long-distance service that AT&T transports for some distance using internet-based technology.  Although this service originates and terminates on the traditional telephone network, such as those operated by our wireline subsidiaries, and provides no new features or functionality relative to AT&T's traditional long-distance service, AT&T claims that this service should be exempt from access charges.  We have vigorously opposed AT&T's petition.  Should the FCC rule in AT&T's favor, we would face a significant decrease in our access charge revenues, not only from AT&T but from other carriers that would likely begin to offer similar services.  At this time, however, we are not able to quantify the potential access charge revenue decline that could result from an adverse FCC ruling.  We are not certain as to the timing of an FCC response on AT&T's petition.

Special Access Pricing Flexibility  In October 2002, AT&T requested the FCC revoke current pricing rules for special access services, a component of our wireline revenues.  We and other parties have challenged AT&T's petition, which remains pending before the FCC.
In November 2003, AT&T and other competitors filed a petition with the D.C. Circuit, asking the court to compel the FCC, within 45 days, to issue a notice of proposed rulemaking vacating these special access pricing rules.  In January 2004, the FCC filed its opposition to AT&T's petition, and SBC and other carriers filed a request to intervene in support of the FCC with the D.C. Circuit.
The court has not yet ruled on AT&T's petition.  If AT&T's petition is granted, it likely would have a significant adverse impact on our special access revenues.

Number Portability  The FCC has adopted rules allowing customers to keep their wireline or wireless number when switching to another company (generally referred to as "number portability").  While customers have been able for several years to retain their numbers when switching their local service between wireline companies, the rules now require wireless companies to offer number portability to their customers.

In October 2003, the FCC released an order addressing many of the issues related to the moving of customer numbers between wireless carriers.  This order states that wireless companies cannot delay switching a customer to collect early termination fees or other amounts owed by that customer.

In November 2003, the FCC issued an order that enabled customers to move wireline telephone numbers to wireless providers where coverage areas were overlapping.  The FCC has begun a proceeding to resolve issues regarding moving wireless numbers to wireline providers.  The FCC is also considering whether to allow wireline companies to recover their costs to implement wireless number portability (we estimate our total costs to be $55).  Accordingly, we cannot currently determine the financial effects of all of these issues.  In addition, there are legal challenges to these decisions pending in federal court.

Coalition for Affordable Local and Long Distance Service (CALLS)  In September 2001, the United States Court of Appeals for the Fifth
Circuit (5th Circuit) ruled on appeal of the FCC's May 2000 CALLS order restructuring federal price cap regulation.  Although the 5th
Circuit upheld the order in most key respects, it reversed and remanded to the FCC two specific aspects of the order.

o    The 5th Circuit held that the FCC failed to sufficiently justify an incremental $650 in universal service funding and remanded to the FCC for further explanation of the amount; and
o    held that the FCC failed to show a rational basis for how it derived the 6.5% transitional mechanism, i.e., the productivity factor used to reduce access rates until a targeted average rate is achieved, and remanded to the FCC for an explanation of how the percentage was derived.

In response to the court's remand, in July 2003 the FCC issued an order upholding its original determinations and providing further justification for the $650 in universal service funding and the transitional mechanism.

Ameritech Merger  In association with its approval of the October 1999 Ameritech merger, the FCC set specific performance and reporting requirements and enforcement provisions that mandate approximately $2,000 in potential payments through May 2004, if certain goals were not met.  Associated with these conditions, we incurred approximately $14, $20 and $94 in 2003, 2002 and 2001 in additional expenses, including payments for failing to meet certain performance measurements.  Approximately $8 in potential payments could still be triggered through May 2004.

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

State Regulation  A summary of significant 2003 state regulatory developments follows.

     California Audit  In August 2003, two alternate sets of proposed findings on the 1997-1999 audit of our California wireline subsidiary were presented to the California Public Utility Commission (CPUC).  The two proposed sets of findings differed in many respects but both concluded that our subsidiary should issue refunds, i.e., service credits, in amounts ranging from $162 to $661.
Subsequent revisions to those proposed findings have changed the range to $0 to $466.  While the subsequent revisions have decreased the range, we believe that both sets of findings still contain errors and that the refunds should be eliminated.  These two alternative findings are presently before the CPUC for consideration.  The CPUC may completely or partially accept or reject any of these proposed findings.  We do not know when the CPUC will make a final decision or what its decision will be.

     Illinois UNE Legislation  In May 2003, the Illinois legislature passed legislation concerning wholesale prices our Illinois wireline subsidiary can charge local service competitors, such as AT&T and MCI, for leasing its local telephone network (UNE rates).
The new law directed the Illinois Commerce Commission (ICC) to set wholesale rates based on actual data, including our subsidiary's actual network capacity and actual depreciation rates shown on our financial statements.  In June 2003, the United States District
Court for the Northern District of Illinois Eastern Division issued a temporary order blocking implementation of this law.  The order was made final in July 2003.  In November 2003, the United States Court of Appeals for the Seventh Circuit (7th Circuit) affirmed that the law was invalid as it only addressed two of the factors required by the federal standards that instruct the states how to set the UNE rates.  However, the 7th Circuit also stated that the current UNE rates in effect must be updated to comply with federal law as of 2003.  The 7th Circuit instructed the ICC to quickly address these out-of-date rates and to reinstate the UNE rate proceeding that had been previously terminated by the law's passage.  The ICC UNE rate proceedings are currently underway.

     Indiana UNE-P  In January 2004, the Indiana Utility Regulatory Commission (IURC) increased some of the wholesale prices our
Indiana wireline subsidiary can charge local service competitors, such as AT&T and MCI, for leasing its local telephone network (UNE rates).  Although the IURC increased UNE-P rates approximately 30%, they remain below our cost of providing service.  AT&T and MCI have both indicated that they plan to appeal this decision.

Competition

Competition continues to increase for telecommunications and information services, and regulations, such as the UNE-P rules, have increased the opportunities for alternative communications service providers.  Technological advances have expanded the types and uses of services and products available.  In addition, lack of regulation of comparable alternative technologies (e.g., VoIP) has lowered costs for alternative providers.  As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireline
Our wireline subsidiaries expect increased competitive pressure in 2004 and beyond from multiple providers in various markets, including facilities-based local competitors, interexchange carriers and resellers.  In some markets, we compete with large cable companies such as Comcast Corporation, Cox Communications, Inc. and Time Warner Inc. for local and high-speed internet services customers and long-distance companies such as AT&T and MCI for both long-distance and local services customers.  Substitution of wireless and internet-based services for traditional local service lines also continues to increase.  At this time, we are unable to assess the effect of competition on the industry as a whole, or financially on us, but we expect both losses of market share in local service and gains resulting from new business initiatives, bundling of products and services, our new long-distance service areas and broadband.

Our wireline subsidiaries remain subject to extensive regulation by state regulatory commissions for intrastate services and by the
FCC for interstate services.  In contrast, our competitors are often subject to less or no regulation in providing comparable voice and data services.  State legislative and regulatory developments over the last several years allow increased competition for local exchange services.  Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries' networks and exchange local calls must enter into interconnection agreements with us.  These agreements are then subject to approval by the appropriate state commission.  As noted in the "Operating Environment Overview" section above, the mandated rates set by certain state commissions, including those in California, Illinois, Michigan, Ohio and Indiana, are significantly below our cost and contribute substantially to our continued decline in access line revenues and profitability.  As of December 31, 2003 and 2002, we had approximately 445,000 and 801,000 access lines (approximately 0.8% and 1.4% of our total access lines) supporting services of resale competitors throughout our 13-state area, primarily in Texas, California and Illinois.  If current UNE-P regulations remain in place, we would expect our resale access lines to continue to decrease as UNE-P lines replace resale lines, mitigated by the opportunities provided us by bundling.

In addition to these wholesale rate and service regulations noted above, all of our wireline subsidiaries operate under state-specific elective "price cap regulation" for retail services (also referred to as "alternative regulation") that was either legislatively enacted or authorized by the appropriate state regulatory commission.  Prior to price cap regulation, our wireline subsidiaries were under "rate of return regulation".  Under rate of return regulation, the state regulatory commissions determined an allowable rate of return we could earn on plant in service and set tariff rates to recover the associated revenues required to earn that return.  Under price cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate of return requirements.  Price cap rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules.  Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

One of our responses to the multiple competitive pressures discussed above was our fourth-quarter 2002 launch of a single-brand packaging strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL and wireless)
with us.  Called "SBC Connections", the new initiative delivers integrated bundles using a single bill.  During 2004, we expect to continue focusing on bundling wireline and wireless services, including combined packages of minutes.  In addition, we also plan to add to our bundled offerings a video service through an agreement with EchoStar Communications Corporation (EchoStar) (see "Other
Business Matters" below).

Cingular
Cingular faces substantial and increasing competition in all aspects of the wireless communications industry.  Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of Cingular's markets, which has resulted in the presence of multiple competitors.  Cingular's competitors are principally five national (Verizon Wireless, AT&T Wireless, Sprint PCS, Nextel Communications and T-Mobile) and a larger number of regional providers of cellular, PCS and other wireless communications services.  See "Other Business Matters" for details on Cingular's pending acquisition of AT&T Wireless.

Cingular may experience significant competition from companies that provide similar services using other communications technologies and services.  While some of these technologies and services are now operational, others are being developed or may be developed in the future.  Cingular competes for customers based principally on price, service offerings, call quality, coverage area and customer service.  See discussion of EDGE technology in "Wireless" under "Expected Growth Areas" above.

Directory
Our directory subsidiaries face competition from over 100 publishers of printed directories in their operating areas.  Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet.

Accounting Policies and Standards

Significant Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others:
o    Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes
     1 and 5.  We assign useful lives based on periodic studies of actual asset lives.  Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2003.
     However, if all other factors were to remain unchanged, we expect a one-year increase in the useful lives of three of the largest categories of our plant in service (which accounts for approximately 60% of our total plant in service) would result in a decrease of between $340 and $370 in our 2004 depreciation expense and a one-year decrease would result in an increase of between
     $420 and $450 in our 2004 depreciation expense.  Effective January 1, 2003, as required by FAS 143, we decreased our depreciation rates to exclude costs of removal in certain circumstances.  This change is discussed further under "New Accounting Standards"
     below.
o    Our bad debt allowance is estimated primarily based on analysis of history and future expectations of our retail and our wholesale customers in each of our operating companies.  For retail customers, our estimates are based on our actual historical write-offs, net of recoveries, and the aging of accounts receivable balances.  Our assumptions are reviewed at least quarterly and adjustments are made to our bad debt allowance as appropriate.  For our wholesale customers, we use a statistical model based on our aging of accounts receivable balances.  Our risk categories, risk percentages and reserve balance assumptions built into the model are reviewed monthly and the bad debt allowance is adjusted accordingly.  If uncollectibility of our billed revenue changes by 1%, we would expect a change in uncollectible expense of between $200 and $250.
o    Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 10.  One of the most significant of these is the return on assets assumption, which was 8.5% for the year ending December
     31, 2003.  This assumption will remain unchanged for 2004.  If all other factors were to remain unchanged, we expect a 1%
     decrease in the expected long-term rate of return would cause 2004 combined pension and postretirement cost to increase approximately $408 over 2003 (analogous change would result from a 1% increase).  The 10-year returns on our pension plan were
     9.8% through 2003, including the adverse effects of 2000 through 2002.  Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA).  GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years.  We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years.  Due to investment losses on plan assets experienced through 2002, this methodology contributed approximately $605 to our combined net pension and postretirement cost in 2003 as compared with the methodology that recognizes gains and losses over a full five years.  This methodology did not have a significant effect on our 2002 or 2001 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets.  We do not expect this methodology to have a significant impact in our combined net pension and postretirement costs in 2004.  Note 10 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.
o    Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 9 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates.  Actual income taxes could vary from these estimates due to future changes in income tax law or results from final IRS review of our tax returns.  We have considered these potential changes and have provided amounts within our deferred tax assets and liabilities that reflect our judgment of the probable outcome of tax contingencies.
     We continue to believe that our tax return positions are fully supportable.  Unfavorable settlement of any particular issue could require use of our cash.  Favorable resolution could be recognized as a reduction to our tax expense.  We periodically review the amounts provided and adjust them in light of changes in facts and circumstances, such as the progress of a tax audit.
o    Our policy on valuation of intangible assets is described in Note 1.  In addition, for cost investments, we evaluate whether mark-to-market declines are temporary and reflected in other comprehensive income, or other than temporary and recorded as an expense in the income statement; this evaluation is based on the length of time and the severity of decline in the investment's value.  Significant asset and investment valuation adjustments we have made are discussed in Note 2.
o    We use the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for
     Stock-Based Compensation" (FAS 123) to account for our stock option grants.  The estimated fair value of the options granted is amortized to expense over the options' vesting period.  The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model.  Two of the more significant assumptions used in this estimate are the expected option life and the expected volatility, which we estimate based on historical information.  Had we not adopted the fair value recognition provisions of FAS 123 and chose to continue using the intrinsic value-based method of accounting, we would not have recorded any stock option expense in all years presented.  With the recent trend of reducing the number of options granted, we expect this policy will become less significant in the future.

New Accounting Standards

FSP FAS 106-1  In January 2004, in response to the recently passed federal Medicare Prescription Drug, Improvement and Modernization
Act of 2003 (Medicare Act), the FASB issued preliminary guidance on accounting for the Medicare Act (FSP FAS 106-1).  In accordance with FSP FAS 106-1, a sponsor of a postretirement health care plan that provides a prescription drug benefit, such as us, may make a one-time election to defer accounting for the subsidy provided by the Medicare Act.  In order for us to receive the subsidy payment under the Medicare Act, the value of our offered prescription drug plan must be at least equal to the value of the standard prescription drug coverage provided under Medicare Part D, referred to as actuarially equivalent.  Due to our lower deductibles and better coverage of drug costs, we believe that our plan is of greater value than Medicare Part D.  Accordingly, we adopted FSP FAS
106-1 and accounted for the Medicare Act as a plan amendment and recorded the adjustment in the amortization of our liability, from the date of enactment of the Medicare Act, December 2003.  Upon adoption, this decreased our accumulated postretirement benefit obligation by $1,629, which, because it was enacted during 2003, was calculated using our year end 2002 assumed discount rate of
6.75%.  Had, at the time of adoption, we used our year end 2003 assumed discount rate of 6.25%, we would have decreased our accumulated postretirement benefit obligation by $1,888.  We expect future annual decreases in prescription drug expense of $250 to
$350.  Our accounting assumes that we are actuarially equivalent to Medicare Part D, that our plan will continue to be the primary plan for our retirees and that we will receive the subsidy.  We do not expect that the Medicare Act will have a significant effect on our retirees' participation in our postretirement benefit plan.  Specific authoritative guidance on the accounting for federal subsidy is still pending before the FASB and that guidance, when issued, could require us to change our estimates.

FAS 132  In December 2003, the FASB revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about
Pensions and Other Postretirement Benefits" (FAS 132).  FAS 132, as revised, retains the disclosure requirements provided by the original FAS 132 and adds disclosure requirements for information describing the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during interim periods, for statements with fiscal years ending after December 15, 2003.  FAS 132 addresses disclosure only; it does not address other accounting issues such as measurement and recognition of amounts (see Note 10).

FIN 46  In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation
of Accounting Research Bulletin (ARB) No. 51" (FIN 46).  FIN 46 provides guidance for determining whether an entity is a variable interest entity (VIE), and which equity investor of that VIE, if any, should include the VIE in its consolidated financial statements.  In December 2003, the FASB staff revised FIN 46 to clarify some of the provisions.  For certain VIEs, FIN 46 became effective for periods ending after December 15, 2003.  In 2003, we recorded an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46.  In addition, the revision delayed the effective date for application of FIN 46 by large public companies, such as us, until periods ending after March 15, 2004 for all types of VIEs other than special-purpose entities, including our investment in Cingular.  We are currently evaluating how the provisions of FIN 46 will affect our accounting for Cingular.

FAS 143  On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement
Obligations" (FAS 143).  FAS 143 sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company's business, but only if a company is legally required to remove such assets.  FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset.  To determine whether we have a legal obligation to remove our long-lived assets, we reviewed state and federal law and regulatory decisions applicable to our subsidiaries, primarily our wireline subsidiaries, which have long-lived assets.  Based on this review, we concluded that we are not legally required to remove our long-lived assets, except in a few minor instances.

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

Therefore, in connection with the adoption of FAS 143 on January 1, 2003, we reversed all existing accrued costs of removal for those plant accounts where our estimated costs of removal exceeded the estimated salvage value.  The noncash gain resulting from this reversal was $3,684, net of deferred taxes of $2,249, recorded as a cumulative effect of accounting change on the Consolidated
Statement of Income as of January 1, 2003.  During the fourth quarter of 2003, TDC recorded a loss upon adoption of FAS 143.  Our share of that loss was $7, which included no tax effect.  This noncash charge of $7 was also recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003.

Beginning in 2003, for those plant accounts where our estimated costs of removal previously exceeded the estimated salvage value, we expense all costs of removal as we incur them (previously those costs had been recorded in our depreciation rates).  As a result, our
2003 depreciation expense decreased and our operations and support expense increased as these assets were removed from service.  The effect of this change was to increase consolidated pre-tax income and our wireline segment income for 2003 by $280 ($172 net of tax, or $0.05 per diluted share).  However, over the life of the assets, total operating expenses recognized under this new accounting method will be approximately the same as under the previous method (assuming the cost of removal would be the same under both methods).

FAS 145  On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4,
44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," (FAS 145).  The standard, among other changes, rescinded
FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30".  As a result, the criteria in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business,
and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," now will be used to classify gains and losses from extinguishment of debt.  In accordance with the provisions of FAS 145, we have reclassified our 2001 loss of $18 (net of taxes of
$10) related to the early redemption of $1,000 of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts from an extraordinary loss to an ordinary loss.  The effect of this reclassification was to decrease our previously reported
2001 income before extraordinary item and cumulative effect of accounting change by $18, or $0.01 per share, with no impact on our net income.

Other Business Matters

WorldCom Bankruptcy  In July 2002, WorldCom and more than 170 related entities filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code).  Our claims against WorldCom total approximately $661.  Our claims include receivables, claims for refunds that are the subject of litigation, and a variety of contingent and unliquidated items, including unbilled charges.  At December 31, 2003, we had approximately $320 in receivables and reserves of approximately $56 related to the
WorldCom bankruptcy filing.

In addition to the reserves, we are withholding payments on amounts we owed WorldCom as of its bankruptcy filing date that equal or exceed our remaining net receivable.  These withholdings relate primarily to amounts collected from WorldCom's long-distance customers in our role as billing agent and other general payables.  We estimate our post-petition billing to WorldCom to be approximately $160 per month.  To date, WorldCom generally has paid its post-petition obligations to us on a timely basis.

On July 25, 2003, WorldCom agreed to pay us approximately $107 to settle many, but not all, of the issues that arose prior to
WorldCom's bankruptcy.  As of December 31, 2003, WorldCom had paid us $39 and escrowed the remaining $68 of our $107 settlement sum.
This settlement was approved by the bankruptcy court on August 5, 2003; however, most of the provisions are also contingent upon
WorldCom implementing its approved Plan of Reorganization (POR) and emerging from bankruptcy.  It is anticipated that WorldCom will emerge from bankruptcy during the first half of 2004.  This settlement does not include issues related primarily to reciprocal compensation we paid to WorldCom for ISP traffic and certain pre-bankruptcy switched access charges not billed to WorldCom based on usage information provided by WorldCom.

On July 26, 2003, the United States Attorney for the Southern District of New York announced an investigation with respect to recently disclosed information alleging that WorldCom is committing access fraud in the manner in which it routes and classifies long-distance calls.  The impact of this investigation on WorldCom's proposed reorganization is not yet clear.

Belgacom Agreement  Both our investment and TDC's investment in Belgacom are held through ADSB Telecommunications B.V. (ADSB), of which we directly owned 35%.  ADSB owned one share less than 50% of Belgacom and is a consortium of SBC, TDC, Singapore
Telecommunications and a group of Belgian financial investors.  Through our 35% ownership of ADSB and our 41.6% ownership of TDC, we had a 24.4% economic ownership of Belgacom (subsequently reduced to 23.5%, as discussed below).

In October 2003, ADSB announced that it had entered into an agreement with the Belgian government and Belgacom to proceed with the preparations for a potential initial public offering (IPO) of Belgacom.  As part of the agreement, ADSB will have the exclusive right from January 1, 2004 until July 31, 2005, subject to certain restrictions, to sell shares in an IPO of Belgacom.  In the fourth quarter of 2003, as a condition to the IPO and related transactions, Belgacom transferred to the Belgian government certain pension liabilities related to certain employees, proceeds from the sale of pension assets and cash sufficient to fully fund the obligations.  This transfer resulted in a one-time charge to our equity income from Belgacom, which including our direct and indirect ownership, reduced our fourth-quarter 2003 diluted earnings per share by $0.03, determined on a GAAP basis.

In the fourth quarter of 2003, also pursuant to the agreement, Belgacom repurchased approximately 6% of the Belgacom shares held by
ADSB.  This fourth-quarter repurchase decreased our economic ownership of Belgacom from 24.4% to 23.5%.  Since the share price is subject to adjustment as explained below, GAAP prohibits us from recording a gain (in 2003) on the 2003 sale of our shares back to
Belgacom.  Based on our ADSB ownership percentage, our portion of the proceeds, using the tentative share price, would be approximately $148 and we have estimated that our portion of the proceeds received would exceed our carrying value by approximately
$59.  As part of the October 2003 agreement, Belgacom had previously agreed to make a second buyback offer in the event of an IPO.
Should the IPO occur, the price per share of both buybacks will be adjusted to the IPO price, which will result in our recognition of a gain or loss associated with the fourth-quarter 2003 sale and the sale associated with the IPO.  If no IPO occurs before July 31,
2005, there will be no adjustment to the proceeds from the first buyback.  We cannot predict whether an IPO will occur.

EchoStar Agreement  In July 2003, we announced an agreement with EchoStar that will allow us to provide multichannel satellite television service as part of our bundled services (local phone service, long-distance, broadband, wireless and video together)
throughout our 13-state area.  As part of the multi-year agreement, we will help fund development of the co-branded bundled video services.  We expect to launch the new "SBC DISH Network" entertainment service in early 2004.  In a separate transaction, we also made a $500 investment in EchoStar in the form of debt convertible into EchoStar shares.

Antitrust Litigation  Eight consumer antitrust class actions were filed in 2003 against us in the United States District Court for the District of Connecticut.  The primary claim in these suits is that our wireline subsidiaries have, in violation of federal and state law, maintained monopoly power over local telephone service in all 13 states in which our subsidiaries are incumbent local exchange companies.

These cases have been consolidated under the first filed case Twombly v. SBC Communications Inc. and were stayed by agreement of the
                                                              ----------------------------------
parties pending the United States Supreme Court's (Supreme Court) decision in a similar case against another incumbent local exchange company.  In that case, the Supreme Court held that violations of the Telecom Act do not support an antitrust claim and that the plaintiff had not stated an antitrust claim and affirmed dismissal of the plaintiff's antitrust claims. Verizon Communications Inc.
                                                                                                        ----------------------------
v. Law Offices of Curtis V. Trinko LLP, No. 02-682 (Jan. 13, 2004).  In light of the Trinko outcome, we expect to move for dismissal
--------------------------------------                                               ------
or summary disposition of the complaints and to oppose class certification if the plaintiffs do not voluntarily dismiss these cases.

In addition to the Connecticut class actions described above, two consumer antitrust class actions were filed in the United States
District Court for the Southern District of New York against SBC, Verizon, BellSouth and Qwest alleging that they have violated federal and state antitrust laws by agreeing not to compete with one another and acting together to impede competition for local telephone services (Twombly v. Bell Atlantic Corp., et. al).  In October 2003, the court granted the joint defendants' motion to
                    --------------------------------------
dismiss these suits on the ground that the plaintiffs' complaints failed to state a claim under the antitrust laws.  Plaintiffs have appealed.

We continue to believe that an adverse outcome having a material effect on our financial statements in any of these cases is unlikely but will continue to evaluate the potential impact of these suits on our financial results as they progress.

Subsequent Event - Cingular Acquisition  On February 17, 2004, Cingular announced an agreement to acquire AT&T Wireless.  Under the terms of the agreement, shareholders of AT&T Wireless will receive cash of $15.00 per common share or approximately $41,000.  The acquisition is subject to approval by AT&T Wireless shareholders and federal regulators.  Based on our 60% equity ownership of
Cingular, we expect to provide approximately $25,000 of the purchase price.  As a result, equity ownership and management control of
Cingular will not be impacted after the acquisition.  Due to the deadline for printing this Annual Report, additional information related to the acquisition will be included in our 2003 Form 10-K.

Liquidity and Capital Resources

We had $4,806 in cash and cash equivalents available at December 31, 2003.  Cash and cash equivalents included cash of approximately
$309, municipal securities of $356, variable-rate securities of $1,705, money market funds of $2,399 and other cash equivalents of
$37.

In addition, at December 31, 2003 we had other short-term held-to-maturity securities of $378 and long-term held-to-maturity securities of $84.

In October 2003, we renewed our 364-day credit agreement totaling $4,250 with a syndicate of banks replacing our credit agreement of
$4,250 that expired on October 21, 2003.  The expiration date of the current credit agreement is October 19, 2004.  Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings.  Under the terms of the agreement, repayment of advances up to $1,000 may be extended two years from the termination date of the agreement.  Repayment of advances up to $3,250 may be extended to one year from the termination date of the agreement.  There is no material adverse change provision governing the drawdown of advances under this credit agreement.  We had no borrowings outstanding under committed lines of credit as of December 31, 2003.

Our consolidated commercial paper borrowings decreased $149 during 2003, and at December 31, 2003, totaled $999, all of which was due within 90 days and issued under a program initiated by a wholly owned subsidiary, SBC International, Inc., in the first quarter of
2002.  This program was initiated in order to simplify intercompany borrowing arrangements.

During 2003 our primary source of funds was cash from operating activities supplemented by cash from our disposition of Cegetel.

Cash from Operating Activities
During 2003 our cash flow from operations remained relatively stable compared to 2002 as a large portion of the decrease in net income in 2003 was caused by the noncash increase in pension and postretirement expenses.  Our primary source of funds for 2002 and
2001 was cash generated from operating activities, as shown in the Consolidated Statements of Cash Flows.

In December of 2003 we received proceeds of approximately $240, which included interest of $37, related to the redemption of notes by
BCE.

Cash from Investing Activities
To provide high-quality communications services to our customers we must make significant investments in property, plant and equipment.  The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

Our capital expenditures totaled $5,219 for 2003, $6,808 for 2002 and $11,189 for 2001.  Capital expenditures in the wireline segment, which represented substantially all of our total capital expenditures, decreased by 23.6% in 2003 compared to 2002, due to continued pressure from the uncertain U.S. economy, continued pressure from the regulatory environment and our resulting lower revenue expectations.  The wireline segment capital expenditures decreased by 38.9% in 2002 compared to 2001.

Substantially all of our capital expenditures are made in the wireline segment.  We expect to fund these expenditures using cash from operations, depending on interest rate levels and overall market conditions, and incremental borrowings.  Our international segment operations should be self-funding as it is substantially equity investments and not direct SBC operations.  We expect to fund any directory segment capital expenditures using cash from operations.  We discuss our Cingular segment below.

In response to the uncertain U.S. economy and continued pressure from regulatory environments and our resulting lower revenue expectations, we expect total capital spending to be approximately $5,000 to $5,500, excluding Cingular, in 2004.  We expect these expenditures to relate primarily to our wireline subsidiaries' networks, our broadband initiative (DSL) and support systems for our long-distance service.

In 2003, 2002 and 2001, our cash receipts from dispositions exceeded cash expended on acquisitions (see Note 2).  Investing activities during 2003 also include proceeds of approximately $2,270 relating to the sale of our interest in Cegetel, $341 from the sale of a portion of our interest in Yahoo and $364 from the sale of the remaining portion of our investment in BCE.  At December 31,
2003 we held approximately 7 million shares of Yahoo.

Also in July 2003, we entered into a co-branded service agreement with EchoStar to offer satellite television service to our wireline customers.  In July 2003, we invested $500 in debt, with a fair value of $441, which is convertible into EchoStar shares at an appreciated price at our option.

2003 investing activities included the purchase of other held-to-maturity securities, with maturities greater than 90 days, of $710.

Cash from Financing Activities
Dividends declared by the Board of Directors of SBC totaled $1.41 per share in 2003, $1.08 per share in 2002 and $1.025 per share in
2001.  The $0.33 increase in dividends declared during 2003 was due to two increases in the regular quarterly dividend and three additional dividends above our regular quarterly payout.  There was no additional dividend in the fourth quarter of 2003.  In March
2003, our Board of Directors approved a 4.6% increase in the regular quarterly dividend and in December 2003 our Board of Directors approved a 10.6% increase in the regular quarterly dividend to $0.3125 per share.  Our additional dividends declared during 2003, above our regular quarterly dividend, totaled $0.25 per share.  The total dividends declared were $4,674 in 2003, $3,591 in 2002, and
$3,448 in 2001.  Total cash paid for dividends were $4,539 in 2003, $3,557 in 2002, and $3,456 in 2001.  Our dividend policy considers both the expectations and requirements of shareowners, internal requirements of SBC and long-term growth opportunities and all dividends remain subject to approval by our Board of Directors.

In July 2003, we announced our intention to resume our previously announced stock repurchase program.  In December 2003, our Board of
Directors authorized the repurchase of up to 350 million shares of SBC common stock.  The new authorization, which expires at the end of 2008, replaced our two previous authorizations approved in November 2001 and January 2000 to repurchase up to 200 million shares.
During 2003 we had repurchased approximately 21 million shares at a cost of $490 and as of December 31, 2003 we repurchased 161 million shares of the 200 million shares authorized by our Board of Directors in November 2001 and January 2000.  At December 31,
2003 we have not repurchased any shares of the 350 million shares authorized by our Board of Directors in December 2003.

During 2003 we called, prior to maturity, approximately $1,743 of debt obligations with maturities ranging between February 2007 and
March 2048, and interest rates ranging between 6.5% and 7.9%.  Of the $1,743 called debt, approximately $264, with an average yield of 7.2% was called in July; $1,462, with an average yield of 7.4% was called in June; and $17, with an average yield of 6.9% was called in March.  Funds from operations and dispositions were used to pay off these notes.

During 2003, approximately $1,259 of long-term debt obligations, and $1,000 of one-year floating rate securities matured.  The long-term obligations carried interest rates ranging from 5.8% to 9.5%, with an average yield of 6.1%.  The short-term notes paid quarterly interest based on the London Interbank Offer Rate (LIBOR).  Funds from operations and dispositions were used to pay off these notes.

Among the debt paid off during 2003 was all subsidiary debt listed on public exchanges.  Our subsidiaries currently have no debt outstanding which would require them to make periodic filings under the Exchange Act of 1934.

We have approximately $880 of long-term debt that is scheduled to mature in 2004.  We expect to use funds from operations to repay these obligations.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and shareowners' equity.  Our capital structure does not include debt issued by our international equity investees or Cingular.  Total capital increased $947 in 2003 and decreased
$3,845 in 2002.  The 2003 total capital increase was primarily due to our net income and cumulative effect of accounting changes, which was partially offset by lower borrowings, the increased dividend payouts previously mentioned, and the repurchase of common shares through our stock repurchase programs.  These 2003 accounting changes increased equity $2,541, which decreased our debt ratio approximately 150 basis points (1.5%).  Our debt ratio was 31.9%, 39.9% and 44.3% at December 31, 2003, 2002 and 2001.  The debt ratio is affected by the same factors that affect total capital.

We are currently considering a possible voluntary contribution of assets, which may include cash and/or other investments, to our pension and postretirement benefit plans totaling $2,000 or more in 2004 (see Note 10).

Cingular
Cingular's future capital expenditures are expected to be self-funded by Cingular since this segment is an equity investment and not a direct SBC operation.  Cingular expects 2004 capital investments for completing network upgrades and funding other ongoing expenditures and equity investments will not materially differ from 2003 expenditures of $3,353.  In addition, in the first half of
2004, Cingular expects to complete the purchase of FCC licenses for wireless spectrum from NextWave for $1,400, which they may finance with a combination of cash and debt.

As discussed in "Other Business Matters", Cingular has agreed to acquire AT&T Wireless for approximately $41,000 in cash.  Cingular expects to fund the acquisition with contributions from us and BellSouth.  Based on our 60% equity ownership, we expect to contribute approximately $25,000.  We expect to pay this amount primarily with proceeds from debt, as well as cash on hand, cash to be generated from operations and asset sales.

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

Below is a table of our contractual obligations as of December 31, 2003.  The purchase obligations listed below are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings.  Approximately 42% of our purchase obligations relate to our directory segment for paper and printing services and the remainder of our obligations are primarily in our wireline segment.  Due to the immaterial value of our capital lease obligations, they have been included with long-term debt.  Our total capital lease obligations are $65, with approximately $32 to be paid in less than one year.  The table does not include the fair value of our interest rate swaps of $90 and our other long-term liabilities because it is not certain when our other long-term liabilities will become due.  Our other long-term liabilities are: deferred income taxes (see Note 9) of $15,079;
postemployment benefit obligations (see Note 10) of $12,692; unamortized investment tax credits of $220; and other noncurrent liabilities of $3,607, consisting primarily of supplemental retirement plans (see Note 10) and deferred lease revenue from our agreement with SpectraSite Communications, Inc. (see Note 5).

                                                                       Payments Due By Period
                                               ------------------------------------------------------------------------
Contractual Obligations                           Total       Less than 1   1 - 3 Years    3 - 5 Years    More than 5
                                                                 Year                                        Years
-----------------------------------------------------------------------------------------------------------------------
Long-term debt obligations                     $    17,009   $       880    $    3,735    $    2,612     $      9,782
Commercial paper obligations                           999           999             -             -                -
Operating lease obligations                          1,365           321           492           314              238
Purchase obligations                                 2,296           901           962           232              201
-----------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations                  $    21,669   $     3,101    $    5,189    $   3,158      $     10,221
=======================================================================================================================

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

Quantitative Information About Market Risk

Interest Rate Sensitivity  The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 7 and 8.  Following are our interest rate derivatives subject to interest rate risk as of December 31, 2003.  The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts.  The notional amount is the principal amount of the debt subject to the interest rate swap contracts.  The fair value represents the amount we would receive if we exited the contracts as of December 31, 2003.

----------------------------------------------------------------------------------------------------------------------------
                                                                           Maturity
                                   -----------------------------------------------------------------------------------------
                                                                                                                   Fair
                                                                                            After                  Value
                                     2004       2005       2006       2007       2008       2008       Total     12/31/03
----------------------------------------------------------------------------------------------------------------------------
Interest Rate Derivatives
----------------------------------------------------------------------------------------------------------------------------
Interest Rate Swaps:
----------------------------------------------------------------------------------------------------------------------------
Receive Fixed/Pay Variable
   Notional Amount                        -          -     $1,000          -            -   $2,500     $3,500        $90
Variable Rate Payable 1                 2.8%       4.2%       5.2%       6.1%         6.5%     7.0%
Weighted Average Fixed
   Rate Receivable                      5.9%       5.9%       5.9%       6.0%         6.0%     5.9%
----------------------------------------------------------------------------------------------------------------------------

Lease Obligations
----------------------------------------------------------------------------------------------------------------------------
Variable Rate Leases 2                  $53          -          -          -          -          -     $   53        $53
Average Interest Rate 2                 1.4%         -          -          -          -          -
----------------------------------------------------------------------------------------------------------------------------
1  Interest payable based on current and implied forward rates for Three or Six Month LIBOR plus a spread ranging between approximately 64 and 170 basis points.
2  Average interest rate as of December 31, 2003 based on current and implied forward rates for One Month LIBOR plus 30 basis points.
   The lease obligations require interest payments only until their maturity in March 2004.

In August 2003 we entered into $1,000 in variable interest rate swap contracts on our 5.875% fixed rate debt which matures in August
2012.  In the fourth quarter of 2003 we entered into two variable rate swap contracts on our fixed rate debt.  We entered into $1,000 in variable rate swap contracts on our 5.875% fixed rate debt which matures in February 2012 and $500 in variable rate swap contracts on our 6.25% fixed rate debt which matures in March 2011.  At December 31, 2003 we had interest rate swaps with a notional value of
$3,500 and a fair value of approximately $90.  All of our interest rate swaps were designed with exactly matching maturity dates of the underlying debt to which they are related, allowing for perfectly effective hedges.  At December 31, 2002, we had interest rate swaps with a notional value of $1,000 and a fair value of approximately $79.

In January 2004, we entered into $750 in variable interest rate swap contracts on our 6.25% fixed rate debt that matures in March
2011.

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

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:

o       Adverse economic changes in the markets served by SBC or in countries in which SBC has significant investments.
o       Changes in available technology and the effects of such changes including product substitutions and deployment costs.
o       Uncertainty in the U.S. securities market and adverse medical cost trends.
o       The final outcome of Federal Communications Commission proceedings and re-openings of such proceedings, including the
        Triennial Review and other rulemakings, and judicial review, if any, of such proceedings, including issues relating to access charges, availability and pricing of unbundled network elements and platforms (UNE-Ps) and unbundled loop and transport elements
        (EELs).
o       The final outcome of state regulatory proceedings in SBC's 13-state area and re-openings of such proceedings, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service,
        UNE-Ps and resale and wholesale rates, SBC's broadband initiative known as Project Pronto, performance measurement plans, service standards and reciprocal compensation.
o       Enactment of additional state, federal and/or foreign regulatory laws and regulations pertaining to our subsidiaries and foreign investments.
o       Our ability to absorb revenue losses caused by UNE-P requirements and increasing competition and to maintain capital expenditures.
o       The extent of competition in SBC's 13-state area and the resulting pressure on access line totals and wireline and wireless operating margins.
o       Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireline and wireless markets.
o       The ability of our competitors to offer product/service offerings at lower prices due to adverse regulatory decisions, including state regulatory proceedings relating to UNE-Ps and non-regulation of comparable alternative technologies (e.g., VoIP).
o       The outcome of current labor negotiations and its effect on operations and financial results.
o       The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
o       The impact of the wireless joint venture with BellSouth, known as Cingular, including marketing and product-development efforts, customer acquisition and retention costs, access to additional spectrum, technological advancements, industry consolidation and availability and cost of capital.
o       Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, to respond to competition and regulatory and technology developments.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially impact our future earnings.

SBC Communications Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
--------------------------------------------------------------------------------------------------------------------------------------
                                                                                           2003              2002               2001
--------------------------------------------------------------------------------------------------------------------------------------
Operating Revenues
Voice                                                                             $      22,134     $      24,752      $      26,694
Data                                                                                     10,150             9,639              9,631
Long-distance voice                                                                       2,561             2,324              2,530
Directory advertising                                                                     4,317             4,504              4,518
Other                                                                                     1,681             1,919              2,535
--------------------------------------------------------------------------------------------------------------------------------------
Total operating revenues                                                                 40,843            43,138             45,908
--------------------------------------------------------------------------------------------------------------------------------------

Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown
   separately below)                                                                     16,653            16,362             16,940
Selling, general and administrative                                                       9,851             9,575              9,383
Depreciation and amortization                                                             7,870             8,578              9,077
--------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                 34,374            34,515             35,400
--------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                          6,469             8,623             10,508
--------------------------------------------------------------------------------------------------------------------------------------

Other Income (Expense)
Interest expense                                                                         (1,241)           (1,382)            (1,599)
Interest income                                                                             603               561                682
Equity in net income of affiliates                                                        1,253             1,921              1,595
Other income (expense) - net                                                              1,817               734               (236)
--------------------------------------------------------------------------------------------------------------------------------------
Total other income (expense)                                                              2,432             1,834                442
--------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                                8,901            10,457             10,950
--------------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                              2,930             2,984              3,942
--------------------------------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Item
   and Cumulative Effect of Accounting Changes                                            5,971             7,473              7,008
--------------------------------------------------------------------------------------------------------------------------------------
Extraordinary item, net of tax                                                               (7)                -                  -
Cumulative effect of accounting changes, net of tax                                       2,541            (1,820)                 -
--------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                        $       8,505     $       5,653      $       7,008
======================================================================================================================================

Earnings Per Common Share:
  Income Before Extraordinary Item
     and Cumulative Effect of Accounting Changes                                  $        1.80     $        2.24      $      2.08
  Net Income                                                                      $        2.56     $        1.70      $      2.08
======================================================================================================================================

Earnings Per Common Share - Assuming Dilution:
  Income Before Extraordinary Item
    and Cumulative Effect of Accounting Changes                                   $        1.80     $       2.23       $      2.07
  Net Income                                                                      $        2.56     $       1.69       $      2.07
======================================================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       December 31,
                                                                                               ------------------------------
                                                                                                     2003            2002
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                                                    $      4,806    $      3,567
Accounts receivable - net of allowances for uncollectibles of $914 and $1,427                       6,178           8,540
Short-term investments                                                                                378               1
Prepaid expenses                                                                                      760             687
Deferred income taxes                                                                                 712             704
Other current assets                                                                                1,134             590
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               13,968          14,089
-----------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment - Net                                                                52,128          48,490
-----------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                            1,611           1,643
-----------------------------------------------------------------------------------------------------------------------------
Investments in Equity Affiliates                                                                    6,947           5,887
-----------------------------------------------------------------------------------------------------------------------------
Investments in and Advances to Cingular Wireless                                                   11,003          10,468
-----------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                       14,509          14,480
-----------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                 $    100,166    $     95,057
=============================================================================================================================

Liabilities and Shareowners' Equity
Current Liabilities
Debt maturing within one year                                                                $      1,879    $      3,505
Accounts payable and accrued liabilities                                                           10,870           9,413
Accrued taxes                                                                                         478             870
Dividends payable                                                                                   1,033             895
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          14,260          14,683
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                     16,060          18,536
-----------------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes                                                                              15,079          10,726
Postemployment benefit obligation                                                                  12,692          14,094
Unamortized investment tax credits                                                                    220             244
Other noncurrent liabilities                                                                        3,607           3,575
-----------------------------------------------------------------------------------------------------------------------------
Total deferred credits and other noncurrent liabilities                                            31,598          28,639
-----------------------------------------------------------------------------------------------------------------------------
Shareowners' Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)                                     -               -
Common shares ($1 par value, 7,000,000,000 authorized: issued
    3,433,124,836 at December 31, 2003 and 2002)                                                    3,433           3,433
Capital in excess of par value                                                                     13,010          12,999
Retained earnings                                                                                  27,635          23,802
Treasury shares (127,889,010 at December 31, 2003 and
   115,483,544 at December 31, 2002, at cost)                                                      (4,698)         (4,584)
Additional minimum pension liability adjustment                                                    (1,132)         (1,473)
Accumulated other comprehensive income                                                                  -            (978)
-----------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                          38,248          33,199
-----------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                                                    $    100,166    $     95,057
=============================================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             2003            2002            2001
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                            $     8,505     $     5,653     $     7,008
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                            7,870           8,578           9,077
   Undistributed earnings from investments in equity affiliates                              (965)         (1,586)           (755)
   Provision for uncollectible accounts                                                       869           1,407           1,384
   Amortization of investment tax credits                                                     (24)            (30)            (44)
   Deferred income tax expense                                                              3,444           2,472           1,971
   Gain on sales of investments                                                            (1,775)           (794)           (498)
   Extraordinary item, net of tax                                                               7               -               -
   Cumulative effect of accounting changes, net of tax                                     (2,541)          1,820               -
   Retirement benefit funding                                                              (1,645)             (3)              -
   Changes in operating assets and liabilities:
     Accounts receivable                                                                     (154)           (571)           (672)
     Other current assets                                                                    (148)            486             (61)
     Accounts payable and accrued liabilities                                                 521          (1,943)         (2,364)
   Other - net                                                                               (447)           (279)           (241)
------------------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                           5,012           9,557           7,797
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                                  13,517          15,210          14,805
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
Construction and capital expenditures                                                      (5,219)         (6,808)        (11,189)
Investments in affiliates - net                                                                 -            (139)          1,482
Purchases of marketable securities                                                           (710)              -               -
Maturities of marketable securities                                                           248               -             510
Purchases of other investments                                                               (436)              -               -
Dispositions                                                                                3,020           4,349           1,254
Acquisitions                                                                                   (8)           (731)           (445)
Other                                                                                           -               1               1
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                                      (3,105)         (3,328)         (8,387)
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
Net change in short-term borrowings with original maturities of three months or less          (78)         (1,791)         (2,733)
Issuance of other short-term borrowings                                                         -           4,618           7,481
Repayment of other short-term borrowings                                                   (1,070)         (7,718)         (4,170)
Issuance of long-term debt                                                                      -           2,251           3,732
Repayment of long-term debt                                                                (3,098)         (1,499)         (4,036)
Early extinguishment of corporation-obligated mandatorily redeemable
  preferred securities of subsidiary trusts                                                     -               -          (1,000)
Purchase of treasury shares                                                                  (490)         (1,456)         (2,068)
Issuance of treasury shares                                                                   102             147             323
Redemption of preferred shares of subsidiaries                                                  -               -            (470)
Issuance of preferred shares of subsidiaries                                                    -              43               -
Dividends paid                                                                             (4,539)         (3,557)         (3,456)
Other                                                                                           -             (56)             39
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                                      (9,173)         (9,018)         (6,358)
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                   1,239           2,864              60
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents beginning of year                                                 3,567             703             643
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents End of Year                                                 $     4,806     $     3,567     $       703
====================================================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc.
Consolidated Statements of Shareowners' Equity
Dollars and shares in millions except per share amounts
--------------------------------------------------------------------------------------------------------------------------------------------

                                                                            2003                     2002                    2001
--------------------------------------------------------------------------------------------------------------------------------------------
                                                                     Shares       Amount      Shares      Amount      Shares      Amount
--------------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Balance at beginning of year                                            3,433    $     3,433     3,433   $     3,433     3,433   $    3,433
--------------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                  3,433    $     3,433     3,433   $     3,433     3,433   $    3,433
============================================================================================================================================
Capital in Excess of Par Value
Balance at beginning of year                                                     $   12,999              $   12,820              $   12,611
Issuance of shares                                                                     (181)                   (165)                   (281)
Stock option expense                                                                    183                     390                     380
Other                                                                                     9                     (46)                    110
--------------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           $   13,010              $   12,999              $   12,820
============================================================================================================================================
Retained Earnings
Balance at beginning of year                                                     $   23,802              $   21,737              $   18,174
Net income ($2.56, $1.70 and $2.08 per share)                                         8,505                   5,653                   7,008
Dividends to shareowners
  ($1.41, $1.08 and $1.025 per share)                                                (4,674)                 (3,591)                 (3,448)
Other                                                                                     2                       3                       3
--------------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           $   27,635              $   23,802              $   21,737
============================================================================================================================================
Treasury Shares
Balance at beginning of year                                            (115)    $   (4,584)      (79)   $   (3,482)      (46)   $   (2,071)
Purchase of shares                                                       (21)          (490)      (44)       (1,456)      (47)       (2,068)
Issuance of shares                                                         8            376         8           354        14           657
--------------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                  (128)    $   (4,698)     (115)   $   (4,584)      (79)   $   (3,482)
============================================================================================================================================
Additional Minimum Pension Liability Adjustment
Balance at beginning of year                                                     $   (1,473)             $        -              $        -
Required charge (net of taxes of $210 and $904)                                         341                  (1,473)                      -
--------------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           $   (1,132)             $   (1,473)             $        -
============================================================================================================================================
Accumulated Other Comprehensive Income, net of tax
Balance at beginning of year                                                     $     (978)             $   (1,589)             $   (1,307)
Foreign currency translation adjustment,
  net of taxes of $302, $309 and $(172)                                                 561                     628                    (320)
Unrealized gains (losses) on available-for-sale securities,
  net of taxes of $264, $(19) and $(35)                                                 536                     (38)                    (64)
Less reclassification adjustment for net (gains) losses
  included in net income                                                               (119)                      7                       5
Less reclassification adjustment for loss
  included in deferred revenue                                                            -                      14                      97
--------------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                       978                     611                    (282)
--------------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           $        -              $     (978)             $   (1,589)
============================================================================================================================================
Total Comprehensive Income
Net income                                                                       $    8,505              $    5,653              $    7,008
Additional minimum pension liability adjustment per above                               341                  (1,473)                      -
Other comprehensive income (loss) per above                                             978                     611                    (282)
--------------------------------------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                                       $    9,824              $    4,791              $    6,726
============================================================================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1.  Summary of Significant Accounting Policies

     Basis of Presentation - Throughout this document, SBC Communications Inc. is referred to as "we" or "SBC".  The consolidated financial statements include the accounts of SBC and our majority-owned subsidiaries.  Our subsidiaries and affiliates operate in the communications services industry both domestically and worldwide providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services.

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

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 "Consolidation of Variable
     Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51" (FIN 46).  FIN 46 provides guidance for determining whether an entity is a variable interest entity (VIE), and which equity investor of that VIE, if any, should include the VIE in its consolidated financial statements.  In December 2003, the FASB staff revised FIN 46 to clarify some of the provisions.  For certain VIEs, FIN 46 became effective for periods ending after December 15, 2003.  In 2003, we recorded an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46.  In addition, the revision delayed the effective date for application of FIN 46 by large public companies, such as us, until periods ending after
     March 15, 2004 for all types of VIEs other than special-purpose entities, including our investment in Cingular.  We are currently evaluating how the provisions of FIN 46 will affect our accounting for Cingular.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP)
     requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses.  Actual results could differ from those estimates.  We have reclassified certain amounts in prior-period financial statements to conform to the current year's presentation.

     Income Taxes - Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.  We provide valuation allowances against the deferred tax assets for amounts when the realization is uncertain.

     Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets which gave rise to the credits.

     Cash Equivalents - Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value.  In addition to cash, our cash equivalents include municipal securities, money market funds and variable-rate securities (auction rate and/or preferred securities issued by domestic or foreign corporations, municipalities or closed-end management investment companies).  At December 31, 2003, we held $309 in cash, $356 in municipal securities, $1,705 in variable-rate securities, $2,399 in money market funds and $37 in other cash equivalents.

     Investment Securities - Investments in securities principally consist of held-to-maturity or available-for-sale instruments.
     Short-term and long-term investments in money market securities and other auction-type securities are carried as held-to-maturity securities.  Available-for-sale securities consist of various debt and equity securities that are long-term in nature.
     Unrealized gains and losses on available-for-sale securities, net of tax, are recorded in accumulated other comprehensive income.

     Revenue Recognition - Revenues and associated expenses related to nonrefundable, upfront wireline service activation fees are deferred and recognized over the average customer life of five years.  Expenses, though exceeding revenue, are only deferred to the extent of revenue.

     Certain revenues derived from local telephone, long-distance, data and wireless services (principally fixed fees) are billed monthly in advance and are recognized the following month when services are provided.  Other revenues derived from telecommunications services, principally long-distance and wireless airtime usage (in excess or in lieu of fixed fees) and network access, are recognized monthly as services are provided.

     Prior to 2003, we recognized revenues and expenses related to publishing directories on the "issue basis" method of accounting, which recognizes the revenues and expenses at the time the initial delivery of the related directory is completed.  See the discussion of our 2003 change in directory accounting in the "Cumulative Effect of Accounting Changes" section below.

     The Emerging Issues Task Force (EITF), a task force established to assist the FASB on significant emerging accounting issues, has issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21).  EITF 00-21 addresses certain aspects of accounting for sales that involve multiple revenue-generating products and/or services sold under a single contractual agreement.  For us, this rule became effective for sales agreements entered into beginning July 1, 2003 and it did not have a material effect on our consolidated financial statements.

     Allowance for Uncollectibles - Our bad debt allowance is estimated primarily based on analysis of history and future expectations of our retail and our wholesale customers in each of our operating companies.  For retail customers, our estimates are based on our actual historical write-offs, net of recoveries, and the aging of accounts receivable balances.  Our assumptions are reviewed at least quarterly and adjustments are made to our bad debt allowance as appropriate.  For our wholesale customers, we use a statistical model based on our aging of accounts receivable balances.  Our risk categories, risk percentages and reserve balance assumptions built into the model are reviewed monthly and the bad debt allowance is adjusted accordingly.

     Reporting Gains and Losses from Extinguishment of Debt
     On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and
     64, Amendment of FASB Statement No. 13, and Technical Corrections," (FAS 145).  The standard, among other changes, rescinded FASB
     Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt, an amendment of APB Opinion No. 30".  As a result, the criteria in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a
     Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," now will be used to classify gains and losses from extinguishment of debt.  In accordance with the provisions of FAS 145, we have reclassified our 2001 loss of $18 (net of taxes of $10) related to the early redemption of $1,000 of our corporation-obligated mandatorily redeemable preferred securities of subsidiary trusts from an extraordinary loss to an ordinary loss.  The effect of this reclassification was to decrease our previously reported 2001 income before extraordinary item and cumulative effect of accounting change by $18, or
     $0.01 per share, with no impact on our net income.

     Cumulative Effect of Accounting Changes

     Directory accounting
     Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the
     "issue basis" method to the "amortization" method.  The issue basis method recognizes revenues and expenses at the time the initial delivery of the related directory is completed.  Consequently, quarterly income tends to vary with the number and size of directory titles published during a quarter.  The amortization method recognizes revenues and expenses ratably over the life of the directory, which is typically 12 months.  Consequently, quarterly income tends to be more consistent over the course of a year.  We decided to change methods because the amortization method has now become the more prevalent method used among significant directory publishers.  This change will allow a more meaningful comparison between our directory segment and other publishing companies (or publishing segments of larger companies).

     Our directory accounting change resulted in a noncash charge of $1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003.  The effect of this change was to increase consolidated pre-tax income and our directory segment income for 2003 by $80 ($49 net of tax, or $0.01 per
     diluted share).   We included the deferred revenue balance in the "Accounts payable and accrued liabilities" line item on our balance sheet.

     Depreciation accounting
     On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations"
     (FAS 143).  FAS 143 sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company's business, but only if a company is legally required to remove such assets.  FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset.  To determine whether we have a legal obligation to remove our long-lived assets, we reviewed state and federal law and regulatory decisions applicable to our subsidiaries, primarily our wireline subsidiaries, which have long-lived assets.  Based on this review, we concluded that we are not legally required to remove any of our long-lived assets, except in a few minor instances.

     However, in November 2002, we were informed that the Securities and Exchange Commission (SEC) staff concluded that certain provisions of FAS 143 require that we exclude costs of removal from depreciation rates and accumulated depreciation balances in certain circumstances upon adoption, even where no legal removal obligations exist.  In our case, this means that for plant accounts where our estimated costs of removal exceed the estimated salvage value, we are prohibited from accruing removal costs in those depreciation rates and accumulated depreciation balances in excess of the salvage value.  For our other long-lived assets, where our estimated costs of removal are less than the estimated salvage value, we will continue to accrue the costs of removal in those depreciation rates and accumulated depreciation balances.

     Therefore, in connection with the adoption of FAS 143 on January 1, 2003, we reversed all existing accrued costs of removal for those plant accounts where our estimated costs of removal exceeded the estimated salvage value.  The noncash gain resulting from this reversal was $3,684, net of deferred taxes of $2,249, recorded as a cumulative effect of accounting change on the
     Consolidated Statement of Income as of January 1, 2003.

     During the fourth quarter of 2003, TDC A/S (TDC), the Danish national communications company in which we hold an investment accounted for on the equity method, recorded a loss upon adoption of FAS 143.  Our share of that loss was $7, which included no tax effect.  This noncash charge of $7 was also recorded as a cumulative effect of accounting change on the Consolidated
     Statement of Income as of January 1, 2003.

     Beginning in 2003, for those plant accounts where our estimated costs of removal previously exceeded the estimated salvage value, we expense all costs of removal as we incur them (previously those costs had been recorded in our depreciation rates).  As a result, our 2003 depreciation expense decreased and our operations and support expense increased as these assets were removed from service.  The effect of this change was to increase consolidated pre-tax income and our wireline segment income for 2003 by
     $280 ($172 net of tax, or $0.05 per diluted share).  However, over the life of the assets, total operating expenses recognized under this new accounting method will be approximately the same as under the previous method (assuming the cost of removal would be the same under both methods).

     Goodwill and other intangible assets accounting
     On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS
     142).  Adoption of FAS 142 means that we stopped amortizing goodwill, and at least annually we will test the remaining book value of goodwill for impairment.  Any impairments subsequent to adoption will be recorded in operating expenses.  We also stopped amortizing goodwill recorded on our equity investments.  This embedded goodwill will continue to be tested for impairment under the accounting rules for equity investments, which are based on comparisons between fair value and carrying value.  Our total cumulative effect of accounting change from adopting FAS 142 was a noncash charge of $1,820, net of an income tax benefit of $5, recorded as of January 1, 2002.

     Adjusted results
     The amounts in the following table have been adjusted assuming that we had retroactively applied the new directory and depreciation accounting methods, and goodwill and equity method amortization discussed above.  (FAS 142 did not allow retroactive application of the new impairment accounting method, and did not allow these adjusted results to exclude the cumulative effect of accounting change from adopting FAS 142.)

      Year Ended December 31,                                            2003            2002            2001
      --------------------------------------------------------------------------------------------------------
      Income before extraordinary item and cumulative effect of
         accounting changes - as reported                         $      5,971    $    7,473    $       7,008
      Directory change, net of tax                                           -          (107)            (145)
      Depreciation change, net of tax                                        -           172              172
      Goodwill amortization, net of tax                                      -             -              201
      Equity method amortization, net of tax                                 -             -              258
      --------------------------------------------------------------------------------------------------------
      Income before extraordinary item and cumulative effect of
        accounting changes - as adjusted                          $      5,971    $     7,538   $       7,494
      ========================================================================================================
      Basic earnings per share:
        Income before extraordinary item and cumulative effect
        of accounting changes - as reported                       $       1.80    $      2.24   $        2.08
        Directory change, net of tax                                         -          (0.03)          (0.04)
        Depreciation change, net of tax                                      -           0.05            0.05
        Goodwill amortization, net of tax                                    -              -            0.06
        Equity method amortization, net of tax                               -              -            0.08
      --------------------------------------------------------------------------------------------------------
      Income before extraordinary item and cumulative effect      $       1.80    $      2.26   $        2.23
        of accounting changes - as adjusted
      ========================================================================================================
      Diluted earnings per share:
        Income before extraordinary item and cumulative effect
        of accounting changes - as reported                       $       1.80    $      2.23   $        2.07
        Directory change, net of tax                                         -          (0.03)          (0.04)
        Depreciation change, net of tax                                      -           0.05            0.05
        Goodwill amortization, net of tax                                    -              -            0.05
        Equity method amortization, net of tax                               -              -            0.08
      --------------------------------------------------------------------------------------------------------
      Income before extraordinary item and cumulative effect      $       1.80    $      2.25   $        2.21
        of accounting changes - as adjusted
      ========================================================================================================
      Net income - as reported                                    $      8,505    $     5,653   $       7,008
      Remove extraordinary item and cumulative effect
        of accounting changes                                           (2,534)             -               -
      Directory change, net of tax                                           -           (107)           (145)
      Depreciation change, net of tax                                        -            172             172
      Goodwill amortization, net of tax                                      -              -             201
      Equity method amortization, net of tax                                 -              -             258
      --------------------------------------------------------------------------------------------------------
      Net income - as adjusted                                    $      5,971    $     5,718   $       7,494
      ========================================================================================================
      Basic earnings per share:
        Net income - as reported                                  $       2.56    $      1.70   $        2.08
        Remove extraordinary item and cumulative effect
           of accounting changes                                         (0.76)             -               -
        Directory change, net of tax                                         -          (0.03)          (0.04)
        Depreciation change, net of tax                                      -           0.05            0.05
        Goodwill amortization, net of tax                                    -              -            0.06
        Equity method amortization, net of tax                               -              -            0.08
      --------------------------------------------------------------------------------------------------------
        Net income - as adjusted                                 $        1.80    $       1.72  $        2.23
      ========================================================================================================
      Diluted earnings per share:
        Net income - as reported                                 $        2.56    $       1.69  $        2.07
        Remove extraordinary item and cumulative effect
           of accounting changes                                         (0.76)              -              -
        Directory change, net of tax                                         -           (0.03)         (0.04)
        Depreciation change, net of tax                                      -            0.05           0.05
        Goodwill amortization, net of tax                                    -               -           0.05
        Equity method amortization, net of tax                               -               -           0.08
      --------------------------------------------------------------------------------------------------------
        Net income - as adjusted                                 $        1.80    $       1.71  $        2.21
      ========================================================================================================

     Property, Plant and Equipment - Property, plant and equipment is stated at cost.  The cost of additions and substantial improvements to property, plant and equipment is capitalized.  The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses.  Property, plant and equipment are depreciated using straight-line methods over their estimated economic lives.  Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

     Software Costs - It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal use software.  Capitalized software costs are included in Property, Plant and Equipment and are being amortized over three years.
     Software costs that do not meet capitalization criteria are expensed immediately.

     Goodwill - Goodwill represents the excess of consideration paid over net assets acquired in business combinations.  Beginning in
     2002, goodwill is not amortized, but is tested annually for impairment (see above discussion under "Cumulative Effect of
     Accounting Changes").  We have completed our annual impairment testing for 2003 and determined that no impairment exists.  During
     2003, the carrying amount of our goodwill decreased $32 primarily due to the third quarter 2003 sale of a division of our subsidiary Sterling Commerce Inc. (Sterling).

     Advertising Costs - Advertising costs for advertising products and services or promoting our corporate image are expensed as incurred.

     Foreign Currency Translation - Our foreign investments generally report their earnings in their local currencies.  We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates.  We translate our share of their revenues and expenses using average rates during the year.  The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.
     Gains and losses resulting from exchange rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

     Derivative Financial Instruments - We record derivatives on the balance sheet at fair value.  We do not invest in derivatives for trading purposes.  We use derivatives from time to time as part of our strategy to manage risks associated with our contractual commitments.  For example, we use interest rate swaps to limit exposure to changes in interest rates on our debt obligations and foreign currency forward-exchange contracts to limit exposure to changes in foreign currency rates for transactions related to our foreign investments (see Note 8).  We include gains or losses from interest rate swaps when paid or received in interest expense on our Consolidated Statements of Income.  We include gains or losses from foreign currency forward exchange contracts as part of the transaction to which the forward exchange contract relates.

     Stock-Based Compensation - As discussed more fully in Note 12, under various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock units.  We account for these plans using the preferable fair value recognition provisions of Statement of Financial Accounting Standards No.
     123, "Accounting for Stock-Based Compensation" (FAS 123).  Under this method, the estimated fair value of the options granted is amortized to expense over the options' vesting period.

     Pension and Postretirement Benefits - See Note 10 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions.

Note 2.  Acquisitions, Dispositions, and Valuation and Other Adjustments

     Restructuring of Investments - In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling.  As part of this restructuring, a newly created subsidiary borrowed $244 from an independent party at an annual interest rate of 4.79%, repayable in five years (see Note 7).  Additionally, a total of $43 of preferred securities in subsidiaries was sold to independent parties.  The preferred interests receive preferred dividends at a 5.79% annual rate, paid quarterly (see Note 8).  As we remain the primary beneficiary after the restructuring, the preferred securities are classified as
     "Other noncurrent liabilities" on our Consolidated Balance Sheets, and no gain or loss was recorded on the transaction.  As a result, we recognized in net income $280 of tax benefits on certain financial expenses and losses that were not previously eligible for deferred tax recognition (see Note 9).

     Acquisitions - In November 2001, we acquired the shares of Prodigy Communications Corporation (Prodigy) that we did not already own through a cash tender offer followed by a merger of a subsidiary into Prodigy.  We paid approximately $470 and assumed debt of $105.  This transaction resulted in approximately $589 in goodwill.  The majority of the shares we bought in the cash tender offer were from persons or entities affiliated with Telefonos de Mexico, S.A. de C.V. (Telmex), of which we own approximately
     8.0%.

     Dispositions - In the fourth quarter of 2002, we agreed to sell our 15% interest in Cegetel S.A. (Cegetel) to Vodafone Group PLC
     (Vodafone).  The pending sale removed our significant influence and required us to change our accounting for Cegetel to the cost method from the equity method.  With this change, the value of our investment is reflected in the "Other Assets" line on our
     December 31, 2002, Consolidated Balance Sheet.  The sale was completed in January 2003, and we received cash proceeds of $2,270 and recorded a pre-tax gain of approximately $1,574.

     In the second quarter of 2002, we entered into two agreements with Bell Canada Holdings Inc. (Bell Canada):  (1) to redeem a portion of our ownership in Bell Canada and (2) to give BCE, Inc. (BCE) the right to purchase our remaining interest in Bell
     Canada.  In June 2002, we entered into an agreement to redeem a portion of our ownership in Bell Canada, representing approximately 4% of the company, for an $873 short-term note, resulting in a pre-tax gain of approximately $148.  Under the terms of the agreement, on July 15, 2002 when we received the proceeds from the short-term note, we purchased approximately 9 million shares of BCE, the majority shareholder of Bell Canada, for approximately 250 Canadian dollars (CAD) ($164 at July 15, 2002 exchange rates).  In the second quarter of 2003, we sold these BCE shares for $173 in cash and recorded a pre-tax gain of approximately $9.  In the fourth quarter of 2002, BCE exercised its right to purchase our remaining 16% interest in Bell Canada at a price of 4,990 CAD.  We received proceeds of $3,158, consisting of approximately 8.9 million shares of BCE stock and the remainder of $2,997 in cash and recognized a pre-tax gain of approximately $455.  In the third quarter of 2003, we sold the BCE stock for $191 in cash and recorded a pre-tax gain of approximately $31.

     In November 2001, we sold the assets of Ameritech's cable television operation for approximately $205, resulting in a pre-tax loss of $61.  In the first quarter of 2001, in anticipation of the disposal of these cable operations and in accordance with FAS
     121, we evaluated these operations for impairment.  We estimated that the future undiscounted cash flows of these operations were insufficient to recover their related carrying values.  The impairment was measured by comparing the book value to fair value of the assets as indicated by prevailing market prices.  The resulting adjustment of approximately $316 ($205 net of tax) to reduce the book value of these assets, primarily writing down property, plant and equipment, was recorded in the first quarter of 2001 as a charge to operating expenses.

     In January 2001, we sold SecurityLink, our electronic security services operations, for approximately $479.  As a result of the pending sale, as well as a general decline in the market value of companies in the security industry, we had recognized impairments to the carrying value of SecurityLink of approximately $614 ($454 net of tax) in the fourth quarter of 2000.

     Valuation Adjustments - In January 2002, we purchased from America Movil S.A. de C.V. (America Movil) its approximately 50%
     interest in Cellular Communications of Puerto Rico (CCPR) for cash and a note redeemable for our investment in Telecom Americas
     Ltd. (Telecom Americas).  We retained the right to settle the note by delivering Telecom Americas shares.  This represented a forward sale of our interest in Telecom Americas.  In connection with this transaction, we reviewed the values at which we would carry CCPR and our interest in Telecom Americas and recognized a charge of $390 ($262 net of tax) for the reduction of our direct and indirect book values to the value indicated by the transaction.  We based this valuation on a contemporaneous transaction involving CCPR and an independent third party.  The charges were recorded in both other income (expense) - net ($341) and equity in net income of affiliates ($49).  America Movil exercised its option to acquire our shares of Telecom Americas in July 2002.

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

     We had cost investments in WilTel Communications (WilTel) (formerly Williams Communications Group Inc.) and alternative providers of DSL services accounted for under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in
     Debt and Equity Securities" (FAS 115).  We periodically review the investments to determine whether an investment's decline in value is other than temporary.  If so, the cost basis of the investment is written down to fair value, which becomes the new cost basis.

     In the second quarter of 2001, we concluded that the continued depressed market values for certain of our investments in other telecommunications companies, as well as difficulties experienced by many similar companies, indicated the decline in value of our investments was other than temporary.  As a result of these reviews, we recognized a combined charge of $401 ($261 net of tax) in the second quarter of 2001 in other income (expense) - net, primarily related to our investment in WilTel.

     2002 Workforce Reduction and Related Charges - During 2002, our continuing review of staffing needs led to decisions to further reduce our number of management and nonmanagement employees.  In 2002, we recorded charges of approximately $356 ($224 net of tax) for severance and real estate costs related to workforce-reduction programs.  As discussed in Note 10, these workforce-reduction programs also required us to record $486 in special termination benefits and net pension settlement gains of
     $29.

     2001 Comprehensive Review of Operations - During the fourth quarter of 2001, we performed a comprehensive review of operations that resulted in decisions to reduce our workforce, terminate certain real estate leases and shut down certain operations.  The charges related to those decisions, which we recorded as expense in 2001 are as follows:

     o   Workforce reduction charges  Our review of staffing needs led to decisions to reduce our number of management and nonmanagement employees.  We recorded a charge of approximately $377 ($244 net of tax), related to severance costs under our existing plans and an enhanced retirement benefit for certain nonmanagement employees.
     o   Lease termination charges   As part of a review of real estate needs for our adjusted workforce, all company-leased facilities were evaluated for probability of future usefulness.  For each lease having no substantive future use or benefit to us, an accrual was made which represented either the buyout provisions of the lease, a negotiated lease termination or future required payments under the lease, net of anticipated sublease rentals.  We recorded a charge of approximately $138 ($90 net of tax) in relation to these leases.
     o   Asset impairments and other charges  A review of certain nonstrategic operations indicated the need, in some cases, for either impairment or shutdown.  We recorded asset impairment and shutdown costs and other charges of approximately $104 ($91 net of tax) for operations including exiting operations at InQuent Technologies Inc., the parent company of Webhosting.com.

Note 3.  Earnings Per Share

     A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income before extraordinary item and cumulative effect of accounting changes for the years ended December 31, 2003, 2002 and 2001 are shown in the table below:

     ---------------------------------------------------------------------------------------------------------------
     Year Ended December 31,                                           2003                2002               2001
     ---------------------------------------------------------------------------------------------------------------
     Numerators
     Numerator for basic earnings per share:
       Income before extraordinary item and
        cumulative effect of accounting changes                  $    5,971          $    7,473         $    7,008
       Dilutive potential common shares:
        Other stock-based compensation                                    9                   7                  6
     ---------------------------------------------------------------------------------------------------------------
     Numerator for diluted earnings per share                    $    5,980          $    7,480         $    7,014
     ===============================================================================================================
     Denominators
     Denominator for basic earnings per share:
       Weighted average number of common
        shares outstanding (000,000)                                  3,318               3,330              3,366
       Dilutive potential common shares (000,000):
        Stock options                                                     1                   8                 21
        Other stock-based compensation                                   10                  10                  9
     ---------------------------------------------------------------------------------------------------------------
     Denominator for diluted earnings per share                       3,329               3,348              3,396
     ===============================================================================================================
     Basic earnings per share
       Income before extraordinary item and
        cumulative effect of accounting changes                  $     1.80          $     2.24         $     2.08
       Extraordinary item                                                 -                   -                  -
       Cumulative effect of accounting changes                         0.76               (0.54)                 -
     ---------------------------------------------------------------------------------------------------------------
     Net income                                                  $     2.56          $     1.70         $     2.08
     ===============================================================================================================
     Diluted earnings per share
       Income before extraordinary item and
        cumulative effect of accounting changes                  $     1.80          $     2.23         $     2.07
       Extraordinary item                                                 -                   -                  -
       Cumulative effect of accounting changes                         0.76               (0.54)                 -
     ---------------------------------------------------------------------------------------------------------------
     Net income                                                  $     2.56          $     1.69         $     2.07
     ===============================================================================================================

     At December 31, 2003, 2002 and 2001, we had issued options to purchase approximately 231 million, 229 million and 207 million SBC shares.  Approximately 212 million, 180 million and 62 million shares respectively were not used to determine the dilutive potential common shares as the exercise price of these options was greater than the average market price of SBC common stock during the specified periods.

Note 4.  Segment Information

     Our segments are strategic business units that offer different products and services and are managed accordingly.  Under GAAP segment reporting rules, we analyze our various operating segments based on segment income.  Interest expense, interest income, other income (expense) - net and income tax expense are managed only on a total company basis and are, accordingly, reflected only in consolidated results.  Therefore, these items are not included in the calculation of each segment's percentage of our consolidated results.  We have five reportable segments that reflect the current management of our business:  (1) wireline; (2)
     Cingular; (3) directory; (4) international; and (5) other.

     The wireline segment provides landline telecommunications services, including local and long-distance voice, switched access, data and messaging services.

     The Cingular segment reflects 100% of the results reported by Cingular, our wireless joint venture.  Beginning with 2003, the
     Cingular segment replaces our previously titled "wireless" segment, which included 60% of Cingular's revenues and expenses.
     Although we analyze Cingular's revenues and expenses under the Cingular segment, we eliminate the Cingular segment in our consolidated financial statements.  In our consolidated financial statements, we report our 60% proportionate share of Cingular's results as equity in net income (loss) of affiliates.  For segment reporting, we report this equity in net income (loss) of affiliates in our other segment.

     The directory segment includes all directory operations, including Yellow and White Pages advertising and electronic publishing.
     In the first quarter of 2003 we changed our method of accounting for revenues and expenses in our directory segment.  Results for
     2003, and going forward, will be shown under the amortization method.  This means that revenues and direct expenses are recognized ratably over the life of the directory, typically 12 months.  This accounting change will affect only the timing of the recognition of revenues and direct expenses.  It will not affect the total amounts recognized.

     Our international segment includes all investments with primarily international operations.  The other segment includes all corporate and other operations as well as the Cingular equity income (loss), as discussed above.

     In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with
     GAAP.  The Wireline, Cingular, Directory, International and Other columns represent the segment results of each such operating segment.  The Consolidation and Elimination column adds in those line items that we manage on a consolidated basis only: interest expense, interest income and other income (expense) - net.  This column also eliminates any intercompany transactions included in each segment's results.  Since our 60% share of the results from Cingular is already included in the Other column, the Cingular
     Elimination column removes the results of Cingular shown in the Cingular segment.  In the balance sheet section of the tables below, our investment in Cingular is included in the "Investment in equity method investees" line item in the Other column
     ($5,118 in 2003, $4,583 in 2002 and $3,556 in 2001).

Segment results, including a reconciliation to SBC consolidated results, for 2003, 2002 and 2001 are as follows:
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2003 or for the year ended
                                                                                                                              Consolidation         Cingular       Consolidated
                                                        Wireline     Cingular      Directory   International     Other       and Elimination      Elimination        Results
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers                  $      36,372  $     15,483 $       4,182  $          30   $       259  $              -     $      (15,483)  $      40,843
Intersegment revenues                                        32             -            72              -             4              (108)                 -               -
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total segment operating revenues                         36,404        15,483         4,254             30           263              (108)           (15,483)         40,843
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Operations and support expenses                          24,599        11,105         1,932             47            34              (108)           (11,105)         26,504
Depreciation and amortization expenses                    7,763         2,089            21              -            86                 -             (2,089)          7,870
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total segment operating expenses                         32,362        13,194         1,953             47           120              (108)           (13,194)         34,374
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Segment operating income                                  4,042         2,289         2,301            (17)          143                 -             (2,289)          6,469
Interest expense                                              -           856             -              -             -             1,241               (856)          1,241
Interest income                                               -            14             -              -             -               603                (14)            603
Equity in net income of affiliates                            -          (323)            -            606           647                 -                323           1,253
Other income (expense) - net                                  -           (74)            -              -             -             1,817                 74           1,817
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Segment income before income taxes                        4,042         1,050         2,301            589           790             1,179             (1,050)          8,901
=================================================================================================================================================================================
Segment assets                                           68,434        25,526         1,515          8,550        61,067           (39,400)           (25,526)        100,166
Investment in equity method investees                         -         2,288            22          6,747         5,296                 -             (2,288)         12,065
Expenditures for additions to long-lived assets           5,147         2,734             1              -            71                 -             (2,734)          5,219
=================================================================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2002 or for the year ended
                                                                                                                              Consolidation         Cingular       Consolidated
                                                        Wireline     Cingular      Directory   International     Other       and Elimination      Elimination        Results
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers                  $      38,362  $     14,903 $       4,371  $          35   $       370  $              -     $      (14,903)  $      43,138
Intersegment revenues                                        30             -            80              -            19              (129)                 -               -
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total segment operating revenues                         38,392        14,903         4,451             35           389              (129)           (14,903)         43,138
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Operations and support expenses                          23,981        10,532         1,931             85            69              (129)           (10,532)         25,937
Depreciation and amortization expenses                    8,442         1,850            30              -           106                 -             (1,850)          8,578
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total segment operating expenses                         32,423        12,382         1,961             85           175              (129)           (12,382)         34,515
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Segment operating income                                  5,969         2,521         2,490            (50)          214                 -             (2,521)          8,623
Interest expense                                              -           911             -              -             -             1,382               (911)          1,382
Interest income                                               -            29             -              -             -               561                (29)            561
Equity in net income of affiliates                            -          (265)            -          1,152           769                 -                265           1,921
Other income (expense) - net                                  -          (123)            -              -             -               734                123             734
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Segment income before income taxes                        5,969         1,251         2,490          1,102           983               (87)            (1,251)         10,457
=================================================================================================================================================================================
Segment assets                                           66,117        24,122         2,839          8,352        57,431           (39,682)           (24,122)         95,057
Investment in equity method investees                       124         2,316            28          5,668         4,650                 -             (2,316)         10,470
Expenditures for additions to long-lived assets           6,736         3,085            11              -            61                 -             (3,085)          6,808
=================================================================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2001 or for the year ended
                                                                                                                              Consolidation         Cingular       Consolidated
                                                        Wireline     Cingular      Directory   International     Other       and Elimination      Elimination        Results
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers                  $      40,660  $     14,268 $       4,382  $         152   $       714  $             -      $     (14,268)   $      45,908
Intersegment revenues                                        30             -            86             33            54             (203)                 -                -
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total segment operating revenues                         40,690        14,268         4,468            185           768             (203)           (14,268)          45,908
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Operations and support expenses                          24,009         9,799         1,902            238           377             (203)            (9,799)          26,323
Depreciation and amortization expenses                    8,461         1,921            36              3           577                -             (1,921)           9,077
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total segment operating expenses                         32,470        11,720         1,938            241           954             (203)           (11,720)          35,400
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Segment operating income                                  8,220         2,548         2,530            (56)         (186)               -             (2,548)          10,508
Interest expense                                              -           822             -              -             -            1,599               (822)           1,599
Interest income                                               -            63             -              -             -              682                (63)             682
Equity in net income of affiliates                            -           (68)            -            555         1,040                -                 68            1,595
Other income (expense) - net                                  -           (21)            -              -             -             (236)                21             (236)
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Segment income before income taxes                        8,220         1,700         2,530            499           854           (1,153)            (1,700)          10,950
=================================================================================================================================================================================
Segment assets                                           71,037        22,530         2,777          9,456        57,970          (44,918)           (22,530)          96,322
Investment in equity method investees                       120         2,023            21          8,196         3,630                -             (2,023)          11,967
Expenditures for additions to long-lived assets          11,032         3,156            24              -           133                -             (3,156)          11,189
=================================================================================================================================================================================

Geographic Information

     Our investments outside of the United States are primarily accounted for under the equity method of accounting.  Accordingly, we do not include in our operating revenues and expenses the revenues and expenses of these individual investees.  Therefore, less than 1% of our total operating revenues for all years presented are from outside the United States.

     Long-lived assets consist primarily of net property, plant and equipment; goodwill; and the book value of our equity investments, which are shown in the table below:

     ----------------------------------------------------------------------
     December 31,                               2003             2002
     ----------------------------------------------------------------------
     United States                       $     59,056      $     54,934
     Denmark                                    3,246             2,689
     Belgium                                    1,236             1,122
     Mexico                                     1,079               945
     South Africa                                 919               623
     Other foreign countries                      268               290
     ----------------------------------------------------------------------
     Total                               $     65,804      $     60,603
     ======================================================================

Note 5.  Property, Plant and Equipment

     Property, plant and equipment is summarized as follows at December 31:

     -------------------------------------------------------------------------------------------------------
                                                         Lives (years)                2003              2002
     -------------------------------------------------------------------------------------------------------
     Land                                                         -          $          639   $          627
     Buildings                                                35-45                  11,519           11,168
     Central office equipment                                  3-10                  55,120           54,774
     Cable, wiring and conduit                                10-50                  52,076           50,665
     Other equipment                                           5-15                   9,590            9,997
     Software                                                     3                   3,599            3,016
     Under construction                                           -                   1,380            1,508
     -------------------------------------------------------------------------------------------------------
                                                                                    133,923          131,755
     -------------------------------------------------------------------------------------------------------
     Accumulated depreciation and amortization                                       81,795           83,265
     -------------------------------------------------------------------------------------------------------
     Property, plant and equipment - net                                     $       52,128   $       48,490
     =======================================================================================================

     Our depreciation expense was $7,667 in 2003, $8,379 in 2002 and $8,596 in 2001.

     Certain facilities and equipment used in operations are leased under operating or capital leases.  Rental expenses under operating leases were $420 for 2003, $586 for 2002 and $799 for 2001.  At December 31, 2003, the future minimum rental payments under noncancelable operating leases for the years 2004 through 2008 were $321, $279, $213, $169 and $145 with $238 due thereafter.  Capital leases are not significant.

  SpectraSite Agreement

     In August 2000, we reached an agreement with SpectraSite under which we granted SpectraSite the exclusive rights to lease space on a number of our communications towers.  These operating leases were scheduled to close over a period ending in 2002.
     SpectraSite would sublease space on the towers to Cingular and also agreed to build or buy new towers for Cingular over the next five years.  Cingular's sublease payments to SpectraSite reduce Cingular's net income and partially offset the rental income we receive from SpectraSite.

     Under the terms of the original agreement, we received a combination of cash and stock as complete prepayment of rent with the closing of each leasing agreement.  The prepayments were initially recorded as deferred revenue, and will be recognized in income as revenue over the life of the leases.  In November 2001, we received $35 from SpectraSite in consideration for amending the agreement, to reduce the maximum number of towers subject to its terms, and to extend the schedule for tower closings until first quarter of 2004.

     In the third quarter of 2001, we recognized an other-than-temporary decline of $162 ($97 net of tax) in the value of SpectraSite shares we had received as part of the prepayment.  This amount reflected the decline in the stock market price of SpectraSite shares below our carrying value.  As we were required to hold the shares, we determined that we needed to adjust the value of the total consideration received from entering into the leases to reflect actual realizable value.  Accordingly, we reduced the amount of deferred revenue that was recorded when these shares were originally received.  A similar reduction of $40 ($24 net of tax) was made in second quarter of 2002 with SpectraSite shares trading at approximately $0.18 per share.  These adjustments will have the effect of reducing revenue recognized on the leases in the future.

     In late 2002, SpectraSite and certain of its senior debt holders agreed to restructure its debt. To effect the restructuring,
     SpectraSite filed a "pre-arranged" plan of reorganization under Chapter 11 of the United States Bankruptcy Code.  We agreed with
     SpectraSite, subject to completion of its Chapter 11 reorganization, to decrease the number of towers to be leased to SpectraSite and to extend the schedule for tower closing until the third quarter of 2004.  In addition, we exchanged all of our shares in
     SpectraSite for warrants to purchase shares representing less than 1% of the restructured company with no significant financial impact on us.  SpectraSite emerged from bankruptcy in 2003.

Note 6.  Equity Method Investments

     We account for our nationwide wireless joint venture, Cingular, and our investments in equity affiliates under the equity method of accounting.

     Cingular - The following table is a reconciliation of our investments in and advances to Cingular as presented on our
     Consolidated Balance Sheets:

     -------------------------------------------------------------------------------------
                                                                2003              2002
     -------------------------------------------------------------------------------------
     Beginning of year                                   $    10,468      $     9,441
     Contributions                                                 -              299
     Equity in net income                                        613              759
     Other adjustments                                           (78)             (31)
     -------------------------------------------------------------------------------------
     End of year                                         $    11,003      $    10,468
     =====================================================================================

     Undistributed earnings from Cingular were $2,481 and $1,868 at December 31, 2003 and 2002.

     We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e., 50/50) with our 40% economic partner in the joint venture.  We have equal voting rights and representation on the board of directors that controls Cingular.  Cingular serves approximately 24 million wireless customers, is the second-largest wireless operator in the U.S. in terms of customers and has approximately 236 million potential customers in 45 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

     The following table presents summarized financial information for Cingular at December 31, or for the period then ended:

     -------------------------------------------------------------------------------------------------------
                                                              2003               2002             2001
     -------------------------------------------------------------------------------------------------------
     Income Statements
       Operating revenues                                $   15,483      $     14,903     $      14,268
       Operating income                                       2,289             2,521             2,548
       Net income                                             1,022             1,207             1,692
     =======================================================================================================
     Balance Sheets
       Current assets                                    $    3,300      $      2,731
       Noncurrent assets                                     22,226            21,391
       Current liabilities                                    3,187             2,787
       Noncurrent liabilities                                13,855            13,794
     =======================================================================================================

     At December 31, 2003 and 2002, we had notes receivable from Cingular of $5,885.  In July 2003, we renegotiated the terms of these advances to reduce the interest rate from 7.5% to 6.0% and extended the maturity date of the advances from March 31, 2005, to
     June 30, 2008.  The interest income from Cingular was approximately $397 in 2003, $441 in 2002 and $555 in 2001.  This interest income does not have a material impact on our net income as it is mostly offset when we record our share of equity income in
     Cingular.

     Other Equity Method Investments - Our investments in equity affiliates include primarily international investments.  The following table is a reconciliation of our investments in equity affiliates as presented on our Consolidated Balance Sheets:

     -------------------------------------------------------------------------------------
                                                                2003              2002
     -------------------------------------------------------------------------------------
     Beginning of year                                   $     5,887      $     8,411
     Additional investments                                        -              268
     Equity in net income                                        640            1,162
     Dividends received                                         (288)            (335)
     Currency translation adjustments                            867              962
     Dispositions                                                (89)            (867)
     Other adjustments                                           (70)          (3,714)
     -------------------------------------------------------------------------------------
     End of year                                         $     6,947      $     5,887
     =====================================================================================

     The currency translation adjustment for 2003 primarily reflects the effect of exchange rate fluctuations on our investments in
     TDC, Belgacom S.A. (Belgacom) and Telkom S.A. Limited (Telkom).  Dispositions for 2003 reflect the decrease in our ownership percentage of Belgacom.

     The currency translation adjustment for 2002 primarily reflects the effect of exchange rate fluctuations on our investments in
     TDC, Belgacom and Telkom.  Dispositions for 2002 reflect the sale of shares of Bell Canada of $719 (see Note 2), Telmex L shares of $98, America Movil L shares of $40 and Amdocs shares of $10.  Other adjustments for 2002 include adjustments of $2,887 and
     $696 resulting from our change from the equity method to the cost method of accounting for investments in Bell Canada and
     Cegetel, respectively (see Note 2).  Other adjustments for 2002 also included a dividend from TDC that was treated as a return of capital due to TDC's insufficient undistributed earnings.

     Undistributed earnings from equity affiliates were $2,496 and $2,195 at December 31, 2003 and 2002.

     As of December 31, 2003, our investments in equity affiliates included an 8.0% interest in Telmex, Mexico's national telecommunications company; a 7.6% interest in America Movil, primarily a wireless provider in Mexico, with telecommunications investments in the U.S. and Latin America; a 41.6% interest in TDC, the national communications provider in Denmark; a 16.9%
     interest in Belgacom, the national communications provider in Belgium; and an 18% interest in Telkom, a telecommunications company of South Africa.  TDC also holds a 15.9% interest in Belgacom, bringing our effective interest to 23.5%.

     Both our investment and TDC's investment in Belgacom are held through ADSB Telecommunications B.V. (ADSB), of which we directly owned 35%.  ADSB owned one share less than 50% of Belgacom and is a consortium of SBC, TDC, Singapore Telecommunications and a group of Belgian financial investors.  Through our 35% ownership of ADSB and our 41.6% ownership of TDC, we had a 24.4% economic ownership of Belgacom.

     In October 2003, ADSB announced that it had entered into an agreement with the Belgian government and Belgacom to proceed with the preparations for a potential initial public offering (IPO) of Belgacom.  As part of the agreement, ADSB will have the exclusive right from January 1, 2004 until July 31, 2005, subject to certain restrictions, to sell shares in an IPO of Belgacom.
     In the fourth quarter of 2003, as a condition to the IPO and related transactions, Belgacom transferred to the Belgian government certain pension liabilities related to certain employees, proceeds from the sale of pension assets and cash sufficient to fully fund the obligations.  This transfer resulted in a one-time charge to our equity income from Belgacom which, including our direct and indirect ownership, reduced our fourth-quarter 2003 diluted earnings per share by $0.03, determined on a GAAP basis.

     In the fourth quarter of 2003, also pursuant to the agreement, Belgacom repurchased approximately 6% of the Belgacom shares held by ADSB.  This fourth-quarter repurchase decreased our economic ownership of Belgacom from 24.4% to 23.5%.  Since the share price remains subject to adjustment as explained below, GAAP prohibits us from recording a gain (in 2003) on the 2003 sale of our shares back to Belgacom.  Based on our ADSB ownership percentage, our portion of the proceeds, using the tentative share price, would be approximately $148 and we have estimated that our portion of the proceeds received would exceed our carrying value by approximately $59.  As part of the October 2003 agreement, Belgacom agreed to make a second buyback offer in the event of an
     IPO.  Should the IPO occur, the price per share of both buybacks will be adjusted to the IPO price, which will result in our recognition of a gain or loss associated with the fourth-quarter 2003 sale and the sale associated with the IPO.  If no IPO occurs before July 31, 2005, there will be no adjustment to the proceeds from the first buyback.

     In 2002, we entered into two agreements with Bell Canada: (1) to redeem a portion of our ownership in Bell Canada, representing approximately 4% of the company and (2) to give BCE the right to purchase our remaining interest in Bell Canada.  BCE exercised its right to purchase our remaining interest in Bell Canada during the fourth quarter of 2002.  See Note 2 for a more detailed discussion on this divestiture.

     In 2002, we agreed to sell to Vodafone our 15% equity interest in Cegetel, a joint venture that owns 80% of the second-largest wireless provider in France.  The pending sale removed our significant influence and required us to change our accounting for
     Cegetel to the cost method from the equity method.  With this change, the value of our investment is reflected in the "Other
     Assets" line on our December 31, 2002 Consolidated Balance Sheet.  This transaction closed in the first quarter of 2003.  (See
     Note 2)

     The following table presents summarized financial information of our significant international investments accounted for using the equity method, taking into account all adjustments necessary to conform to GAAP but excluding our purchase adjustments, including goodwill, at December 31 or for the year then ended:

     -------------------------------------------------------------------------------------------------------
                                                                     2003             2002            2001
     -------------------------------------------------------------------------------------------------------
     Income Statements
       Operating revenues                                      $   34,747       $   30,414   $      44,773
       Operating income                                             9,067            8,102          10,617
       Net income                                                   4,689            6,493           5,981
     =======================================================================================================
     Balance Sheets
       Current assets                                          $   11,282       $    9,575
       Noncurrent assets                                           40,895           32,613
       Current liabilities                                         10,101            8,902
       Noncurrent liabilities                                      23,393           19,798
     =======================================================================================================

     At December 31, 2003, we had goodwill of approximately $1,682 related to our international investments in equity affiliates.

     Based on the December 31, 2003 quoted market price of TDC stock, the aggregate market value of our investment in TDC was approximately $3,269.  Based on the December 31, 2003 quoted market price of Telkom stock, the aggregate market value of our investment in Telkom was approximately $1,060.  The fair value of our investment in Telmex, based on the equivalent value of
     Telmex L shares at December 31, 2003, was approximately $1,607.  The fair value of our investment in America Movil, based on the equivalent value of America Movil L shares at December 31, 2003, was approximately $1,345.  Belgacom was not publicly traded at
     December 31, 2003, and thus does not have a readily available market value.  Our weighted average share of operating revenues shown above was 17% in 2003, 2002 and 2001.

Note 7.  Debt

     Long-term debt of SBC and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

     ----------------------------------------------------------------------------------------------------------------
                                                                                            2003             2002
     ----------------------------------------------------------------------------------------------------------------
     Notes and debentures 1
         0.00% - 5.98%      2003 - 2038 2                                          $       5,987    $       6,666
         6.03% - 7.85%      2003 - 2048 3                                                 10,894           13,118
         8.85% - 9.50%      2005 - 2016                                                      153              166
     ----------------------------------------------------------------------------------------------------------------
                                                                                          17,034           19,950
     Unamortized discount - net of premium                                                  (159)            (203)
     ----------------------------------------------------------------------------------------------------------------
     Total notes and debentures                                                           16,875           19,747
     Capitalized leases                                                                       65              143
     ----------------------------------------------------------------------------------------------------------------
     Total long-term debt, including current maturities                                   16,940           19,890
     Current maturities of long-term debt                                                   (880)          (1,354)
     ----------------------------------------------------------------------------------------------------------------
     Total long-term debt                                                          $      16,060    $      18,536
     ================================================================================================================
     1 In 2003, the $90 fair value of our variable rate interest rate swaps is reported with its corresponding debt.
     2 Includes $1,000 of 4.18% Puttable Reset Securities (PURS) maturing in 2021 with a put option by holder in 2004 and $250 of
       5.95% debentures maturing in 2038 with a put option by holder in 2005.
     3 Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006.

     At December 31, 2003, the aggregate principal amounts of long-term debt and weighted average interest rate scheduled for repayment for the years 2004 through 2008, excluding the effect of interest rate swaps, were $880 (6.5%), $1,097 (6.7%), $2,638
     (5.9%), $1,912 (5.2%) and $700 (6.3%) with $9,782 (6.6%) due thereafter.  As of December 31, 2003, we were in compliance with all covenants and conditions of instruments governing our debt.  Substantially all of our outstanding long-term debt is unsecured.

     Financing Activities

     During 2003, approximately $1,259 of long-term debt obligations, and $1,000 of one-year floating rate securities matured.  The long-term obligations carried interest rates ranging from 5.8% to 9.5%, with an average yield of 6.1%.  The short-term notes paid quarterly interest based on the London Interbank Offer Rate (LIBOR).  Funds from operations and dispositions were used to pay off these notes.

     During 2003 we called, prior to maturity, approximately $1,743 of debt obligations with maturities ranging between February 2007 and March 2048, and interest rates ranging between 6.5% and 7.9%.  Of the $1,743 called debt, approximately $264, with an average yield of 7.2% was called in July; $1,462, with an average yield of 7.4% was called in June; and $17, with an average yield of
     6.9% was called in March.  These included the remaining subsidiary notes that were listed on public bond exchanges.  Funds from operations and dispositions were used to pay off these notes.

     Debt maturing within one year consists of the following at December 31:

     --------------------------------------------------------------------------------------------------------
                                                                               2003                 2002
     --------------------------------------------------------------------------------------------------------
     Commercial paper                                                   $       999          $     1,148
     Current maturities of long-term debt                                       880                1,354
     Other short-term debt                                                        -                1,003
     --------------------------------------------------------------------------------------------------------
     Total                                                              $     1,879          $     3,505
     ========================================================================================================

     The weighted average interest rate on commercial paper debt at December 31, 2003 and 2002 was 1.08% and 1.43%.  In October 2003,
     we renewed our 364-day credit agreement totaling $4,250 with a syndicate of banks replacing our credit agreement of $4,250 that expired on October 21, 2003.  The expiration date of the current credit agreement is October 19, 2004.  Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings.  Under the terms of the agreement, repayment of advances up to $1,000 may be extended two years from the termination date of the agreement.  Repayment of advances up to $3,250 may be extended to one year from the termination date of the agreement.  There is no material adverse change provision governing the drawdown of advances under this credit agreement.  We had no borrowings outstanding under committed lines of credit as of December 31, 2003 or 2002.

Note 8.  Financial Instruments

     The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows at December 31:

     -------------------------------------------------------------------------------------------------------
                                                          2003                           2002
     -------------------------------------------------------------------------------------------------------
                                                Carrying          Fair          Carrying          Fair
                                                 Amount          Value           Amount          Value
     -------------------------------------------------------------------------------------------------------
     Notes and debentures                     $      16,875  $      18,126   $      19,747   $      20,992
     Commercial paper                                   999            999           1,148           1,148
     Cingular note receivable                         5,885          5,885           5,885           5,885
     Available-for-sale equity securities               844            844           1,347           1,347
     EchoStar note receivable                           441            441               -               -
     Preferred stock of subsidiaries                    393            393             393             393
     =======================================================================================================

     The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates.  The carrying amount of commercial paper debt approximates fair value.

     Our notes receivable from Cingular are recorded at face value, and the carrying amounts approximate fair values.  The fair value of our EchoStar note receivable was based on the present value of cash and interest payments, which is accreted on the note up to the face value of $500 over a three year period on a straight line basis.  Our short-term investments, other short-term and long-term held-to-maturity investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values.  The fair value of more than 95% of our available-for-sale equity securities was determined based on quoted market prices and the carrying amount of the remaining securities approximates fair value.  In addition, we held other short-term held-to-maturity securities of $378 as compared to $1 at December 31, 2002.  At December 31, 2003 we held other long-term held-to-maturity securities of $84, which mature within two years from the date of purchase, and $0 at December 31, 2002.

     Preferred Stock Issuances by Subsidiaries - In the fourth quarter of 2002, we restructured our holdings in certain investments, including Sterling.  As part of this restructuring, a newly created subsidiary issued approximately $43 of preferred stock.  The preferred stock will accumulate dividends at an annual rate of 5.79% and can be converted, at the option of the holder, to common stock (but not a controlling interest) of the subsidiary at any time.  (See Note 2)

     In June 1997 and December 1999, an SBC subsidiary issued $250 and $100 of preferred stock in private placements.  The holders of the preferred stock may require the subsidiary to redeem the shares after May 20, 2004.  Holders receive quarterly dividends based on a rolling three-month LIBOR.  The dividend rate for the December 31, 2003, payment was 1.91%.

     The preferred stock of subsidiaries discussed above is included in "Other noncurrent liabilities" on the Consolidated Balance
     Sheets.

     Derivatives - We use interest rate swaps to manage interest rate risk.  Each swap matches exact maturity dates of the underlying debt to which they are related, allowing for perfectly effective hedges.  The notional amounts, carrying amounts and estimated fair values of our derivative financial instruments are summarized as follows at December 31:

     ------------------------------------------------------------------------------------------------------------------
                                                 2003                                          2002
     ------------------------------------------------------------------------------------------------------------------
                                Notional        Carrying         Fair         Notional      Carrying         Fair
                                 Amount          Amount         Value          Amount        Amount         Value
     ------------------------------------------------------------------------------------------------------------------
     Interest rate swaps     $      3,500    $        90    $        90    $      1,000   $          79 $        79
     ==================================================================================================================

     In August 2003 we entered into $1,000 in variable interest rate swap contracts on our 5.875% fixed rate debt which matures in
     August 2012.  In the fourth quarter of 2003 we entered into two variable rate swap contracts on our fixed rate debt.   We entered
     into $1,000 in variable rate swap contracts on our 5.875% fixed rate debt which matures in February 2012 and $500 in variable rate swap contracts on our 6.25% fixed rate debt which matures in March 2011.  At December 31, 2003 we had interest rate swaps with a notional value of $3,500 and a fair value of approximately $90.

Note 9.  Income Taxes

     Significant components of our deferred tax liabilities and assets are as follows at December 31:

     -------------------------------------------------------------------------------------------------
                                                                              2003               2002
     -------------------------------------------------------------------------------------------------
     Depreciation and amortization                                     $    13,438        $     9,231
     Equity in foreign affiliates                                              945                643
     Deferred directory expenses                                               (93)               493
     Other                                                                   4,416              4,611
     -------------------------------------------------------------------------------------------------
     Deferred tax liabilities                                               18,706             14,978
     -------------------------------------------------------------------------------------------------
     Employee benefits                                                       3,260              3,078
     Currency translation adjustments                                          228                519
     Allowance for uncollectibles                                              282                456
     Unamortized investment tax credits                                         86                 93
     Other                                                                     954              1,285
     -------------------------------------------------------------------------------------------------
     Deferred tax assets                                                     4,810              5,431
     -------------------------------------------------------------------------------------------------
     Deferred tax assets valuation allowance                                   144                148
     -------------------------------------------------------------------------------------------------
     Net deferred tax liabilities                                      $    14,040        $     9,695
     =================================================================================================

     The decrease in the valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets.  The valuation allowance is maintained in deferred tax assets for certain unused federal and state loss carryforwards.

     The components of income tax expense are as follows:

     -----------------------------------------------------------------------------------------------------------------
                                                                             2003            2002              2001
     -----------------------------------------------------------------------------------------------------------------
     Federal:
        Current                                                        $     (466)     $      377        $    1,793
        Deferred - net                                                      3,043           2,251             1,587
        Amortization of investment tax credits                                (24)            (30)              (44)
     -----------------------------------------------------------------------------------------------------------------
                                                                            2,553           2,598             3,336
     -----------------------------------------------------------------------------------------------------------------
     State and local:
        Current                                                               (38)            116               206
        Deferred - net                                                        401             219               385
        Foreign                                                                14              51                15
     -----------------------------------------------------------------------------------------------------------------
                                                                              377             386               606
     -----------------------------------------------------------------------------------------------------------------
     Total                                                             $    2,930      $    2,984        $    3,942
     =================================================================================================================

     In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling (see Note 2).
     The restructuring included the issuance of external debt (see Note 7), and the issuance and sale of preferred stock in subsidiaries (see Note 8).  As we remain the primary beneficiary after the restructuring, the preferred securities are classified as "Other noncurrent liabilities" on our Consolidated Balance Sheet, and no gain or loss was recorded on the transaction.  As a result of the sale of preferred stock, we recognized in net income $280 of tax benefits on certain financial expenses and losses that were not previously eligible for deferred tax recognition.

     A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, extraordinary items and cumulative effect of accounting change is as follows:

     --------------------------------------------------------------------------------------------------------------------
                                                                                    2003            2002           2001
     --------------------------------------------------------------------------------------------------------------------
     Taxes computed at federal statutory rate                                $     3,115     $     3,660    $     3,832
     Increases (decreases) in income taxes resulting from:
       State and local income taxes - net of federal income tax benefit              250             269            399
       Restructuring/sale of preferred interest                                        -            (280)             -
       Effects of international operations                                          (230)           (354)           (22)
       Goodwill amortization                                                           -               -             86
       Tax settlements                                                               (41)           (171)             -
       Contributions of appreciated investments                                        -               -           (208)
       Other - net                                                                  (164)           (140)          (145)
     --------------------------------------------------------------------------------------------------------------------
     Total                                                                   $     2,930     $     2,984    $     3,942
     ====================================================================================================================

     Effects of international operations include items such as foreign tax credits, sales of foreign investments and the effects of undistributed earnings from international operations.  Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that have been or are intended to be permanently reinvested.

Note 10.  Pension and Postretirement Benefits

     Pensions - Substantially all of our employees are covered by one of various noncontributory pension and death benefit plans.  At
     December 31, 2003, management employees participated in either cash balance or defined lump sum pension plans.  Additionally, all management employees participated in a traditional pension benefit formula, stated as a percentage of the employees' adjusted career income.  The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification.  Most employees can elect to receive their pension benefits in either a lump sum payment or annuity.  We use a December 31 measurement date for calculating the values reported for plan assets and benefit obligations for our plans.

     Our objective in funding the plans, in combination with the standards of the Employee Retirement Income Security Act of 1974, as
     amended (ERISA), is to accumulate assets sufficient to meet the plans' obligations to provide benefits to employees upon their retirement.  Required funding is based on the present value of future benefits, which is similar to the projected benefit obligation discussed below.  Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants.  In July 2003, we voluntarily contributed $500 to the pension trust for the benefit of plan participants.  No significant cash contributions to the trust will be required under ERISA regulations during 2004; however, we may make contributions in excess of minimum funding requirements.  We are considering a voluntary contribution of assets, which may include cash and/or other investments of $1,000 or more.

     For defined benefit pension plans, the benefit obligation is the "projected benefit obligation", the actuarial present value, as of the measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date.
     The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended
     December 31:

     --------------------------------------------------------------------------------------------
                                                                     2003              2002
     --------------------------------------------------------------------------------------------
     Benefit obligation at beginning of year                   $     26,148      $     25,060
     Service cost - benefits earned during the period                   732               645
     Interest cost on projected benefit obligation                    1,666             1,780
     Amendments                                                           1               (33)
     Actuarial loss                                                   1,931             2,534
     Special termination benefits                                        71               456
     Benefits paid                                                   (2,932)           (4,294)
     --------------------------------------------------------------------------------------------
     Benefit obligation at end of year                         $     27,617      $     26,148
     ============================================================================================

     The following table presents the change in the value of pension plan assets for the years ended December 31 and the pension plans' funded status at December 31:

     --------------------------------------------------------------------------------------------
                                                                        2003             2002
     --------------------------------------------------------------------------------------------
     Fair value of plan assets at beginning of year            $      24,999     $     32,715
     Actual return on plan assets                                      5,584           (3,442)
     Employer contribution                                               500                -
     Transfer from Cingular 1                                              -                6
     Benefits paid                                                    (2,929)          (4,280)
     --------------------------------------------------------------------------------------------
     Fair value of plan assets at end of year 2                $      28,154     $     24,999
     ============================================================================================

     Funded (unfunded) status (fair value of plan assets
        less benefit obligation) 3                             $         537     $     (1,149)
     Unrecognized prior service cost                                   1,397            1,642
     Unrecognized net (gain) loss                                      6,588            7,777
     Unamortized transition asset                                        (67)            (218)
     --------------------------------------------------------------------------------------------
     Net amount recognized                                     $       8,455     $      8,052
     ============================================================================================
     1 Associated with the 2002 true-up of pension assets and liabilities based on final valuations of the 2001 employee transfer to
       Cingular.
     2 Plan assets include SBC common stock of $6 at December 31, 2003, and $8 at December 31, 2002.
     3 Funded (unfunded) status is not indicative of our ability to pay ongoing pension benefits.  Required pension funding is determined in accordance with ERISA regulations.

     Amounts recognized in our Consolidated Balance Sheets at December 31 are listed below and are discussed in the fourth paragraph following these tables:

     --------------------------------------------------------------------------------------------
                                                                      2003              2002
     --------------------------------------------------------------------------------------------
     Prepaid pension cost 1                                    $     8,455       $     8,052
     Additional minimum pension liability 2                         (2,720)           (3,455)
     Intangible asset 1                                                894             1,078
     Accumulated other comprehensive income                          1,132             1,473
     Deferred tax asset                                                694               904
     --------------------------------------------------------------------------------------------
     Net amount recognized                                     $     8,455       $     8,052
     ============================================================================================
     1 Included in "Other Assets".
     2 Included in "Postemployment benefit obligation".

     The following table presents the components of net pension cost (benefit) recognized in our Consolidated Statements of Income
     (gains are denoted with parentheses and losses are not):

     ------------------------------------------------------------------------------------------------------------
                                                                     2003              2002            2001
     ------------------------------------------------------------------------------------------------------------
     Service cost - benefits earned during the period          $        732      $        645    $        550
     Interest cost on projected benefit obligation                    1,666             1,780           1,847
     Expected return on plan assets                                  (2,456)           (3,429)         (3,515)
     Amortization of prior service cost
        and transition asset                                             94               100              81
     Recognized actuarial gain                                           53              (233)           (413)
     ------------------------------------------------------------------------------------------------------------
     Net pension cost (benefit)                                $         89      $     (1,137)   $     (1,450)
     ============================================================================================================

     In determining the projected benefit obligation and the net pension cost (benefit), we used the following significant weighted-average assumptions:

     ----------------------------------------------------------------------------------------------------------------
                                                                             2003           2002            2001
     ----------------------------------------------------------------------------------------------------------------
     Discount rate for determining projected benefit                         6.25%          6.75%           7.50%
        obligation at December 31
     Discount rate in effect for determining net pension                     6.75%          7.50%           7.75%
        cost (benefit)
     Long-term rate of return on plan assets                                 8.50%          9.50%           9.50%
     Composite rate of compensation increase                                 4.25%          4.25%           4.25%
     ================================================================================================================

     Our assumed discount rate of 6.25% at December 31, 2003, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled, or paid out to participants, on that date.  We determined our discount rate based on a range of factors including the rates of return on high-quality, fixed-income corporate bonds available at the measurement date.  The reduction in the discount rate at December 31, 2003 and 2002, by 0.50% and by 0.75%, respectively, resulted in an increase in our pension plan benefit obligation of approximately $1,081 and $1,480 at December 31, 2003 and 2002.  Should actual experience differ from actuarial assumptions, the projected benefit obligation and net pension cost (benefit) would be affected.

     Our expected long-term rate of return on plan assets of 8.5% for 2003, reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations.  We consider many factors that include, but are not limited to historic returns on plan assets, current market information on long-term returns
     (e.g., long-term bond rates) and current and target asset allocations between asset categories.  The target asset allocation is determined based on consultations with external investment advisors.

     As noted above, the projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service.  The calculation of the obligation generally consists of estimating the amount of retirement income payments in future years after the employee retires or terminates service and calculating the present value at the measurement date.  The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of average life of employees/survivors and average years of service rendered.  It is measured based on assumptions concerning future interest rates and future employee compensation levels.

     In contrast to the projected benefit obligation, the accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels.  On a plan-by-plan basis, if the accumulated benefit obligation exceeds plan assets and at least this amount has not been accrued, an additional minimum liability must be recognized, partially offset by an intangible asset for unrecognized prior service cost, with the remainder a direct charge to equity net of deferred tax benefits.  These items are included in the third table above that presents the amounts recognized in our Consolidated Balance Sheets at December 31.  At
     December 31, 2003 and 2002, for three of our plans, the accumulated benefit obligation (aggregate balance of $13,724 for 2003 and
     $13,289 for 2002) exceeded plan assets (aggregate balance of $13,016 for 2003 and $11,525 for 2002).  Because of our increased asset returns in 2003, during the fourth quarter of 2003 we were able to reduce our minimum liability by  $735, which resulted in a direct increase to equity of $341 (net of deferred taxes of $210).  In 2002, our decreased discount rate and lower asset returns, required us to record an additional minimum liability of $3,455 and a direct charge to equity of $1,473 (net of deferred taxes of $904) in the fourth quarter of 2002.  This reclass, while adjusting equity and comprehensive income, will not affect our future results of operations or cash flows.
     Shown below is a summary of our obligations and the fair value of plan assets for the years ended December 31, 2003 and 2002.

     -------------------------------------------------------------------------------------------------
                                                                             2003              2002
     -------------------------------------------------------------------------------------------------
     Projected benefit obligation                                   $      27,617     $      26,148
     Accumulated benefit obligation                                        25,249            24,223
     Fair value of plan assets                                             28,154            24,999
     =================================================================================================

     During 2003, 2002 and 2001, as part of our workforce reduction programs, an enhanced retirement program was offered to eligible
     Pacific Telesis Group (PTG) nonmanagement employees.  This program offered eligible employees who voluntarily decided to terminate employment an enhanced pension benefit and increased eligibility for postretirement medical, dental and life insurance benefits.  Employees that accepted this offer and terminated employment totaled approximately 339 before the end of December 31,
     2003.  Approximately 3,600 and 1,400 employees terminated before the end of December 31, 2002 and 2001, respectively.  In addition to the net pension cost (benefit) reported in the tables above, enhanced pension benefits related to this program were recognized as an expense of $42 in 2003, $456 in 2002, and $164 in 2001.

     In September 2003, the Internal Revenue Service (IRS) increased the interest rate applicable to fourth-quarter pension plan lump sum calculations from 4.53% to 5.31%.  An increase in the interest rate had a negative impact on lump sum pension calculations for some of our employees.  We chose to extend the 4.53% pension plan lump sum benefit payout rate through October 31, 2003.  The extension of the lump sum benefit payout rate was accounted for as a special termination benefit and increased our fourth-quarter pension benefit expense approximately $28 in 2003.

     In October 2000, we implemented a voluntary enhanced pension and retirement program (EPR) to reduce the number of management employees.  Approximately 7,000 of the employees who accepted this offer terminated employment before December 31, 2000; however, under the program, approximately 2,400 employees were retained for up to one year.  We recognized $940 in settlement gains in
     2001 primarily associated with the EPR program.

     Also, in addition to the net pension cost (benefit) reported in the table disclosing the components of our net pension cost
     (benefit) and the aforementioned EPR settlement/curtailment gains, we recognized $29 in net settlement gains in 2002 and $423 in
     2001.  Net settlement gains in 2002 include settlement losses during the latter part of the year, reflecting the continued
     investment losses sustained by the plan.  We did not recognize any settlement gains or losses in 2003.

     Plan assets consist primarily of private and public equity, government and corporate bonds, index funds and real estate.  We maintain asset allocations to meet ERISA requirements.  Our principal investment objectives are: to ensure the availability of funds to pay pension benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk based on our pension obligations; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market.  Each asset class has a broadly diversified style.  Substantial biases toward any particular investing style or type of security are avoided by managing the aggregation of all accounts with portfolio benchmarks.  Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in benefits, participant demographics, or funded status.  Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and pension expense.  Our current asset allocation policy is based on a forecasting study conducted in 2002.

     Our pension plan weighted-average asset target and actual allocations, by asset category are as follows:

     ------------------------------------------------------------------------------------------------
                                          Target Allocation             Percentage of Plan Assets
                                                                             at December 31,
                                                2004                          2003              2002
     ------------------------------------------------------------------------------------------------
     Equity securities
       Domestic                               40% - 50%                        49%              45%
       International                          12% - 18%                        17               15
     Debt securities                          25% - 35%                        27               30
     Real estate                               3% - 6%                          3                3
     Other                                     4% - 7%                          4                7
     ------------------------------------------------------------------------------------------------
     Total                                                                    100%             100%
     ================================================================================================

     Securities held include SBC common stock of approximately $6 and $8 and SBC bonds of approximately $2 and $5 at December 31, 2003 and 2002.  Holdings in SBC securities represented approximately 0.03% and 0.05% of total plan assets at December 31, 2003 and
     2002.

     At December 31, 2003, benefit payments expected to be paid for the years 2004 through 2008 were $2,463, $2,224, $2,290, $2,369 and $2,467 with $13,512 to be paid in the five years thereafter.  These expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2003.  Because benefit payments will depend on future employment and compensation levels, average years employed at SBC and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts.

     Postretirement Benefits - We provide certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.  We maintain Voluntary Employee Beneficiary Association (VEBA) trusts to partially fund these postretirement benefits; however, there are no ERISA or other regulations requiring these postretirement benefit plans to be funded annually.

     For postretirement benefit plans, the benefit obligation is the "accumulated postretirement benefit obligation", the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date.

     In January 2004, the FASB issued preliminary guidance (referred to as FSP FAS 106-1) on how employers should account for provisions of the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act).  The
     Medicare Act allows employers who sponsor a postretirement health care plan that provides a prescription drug benefit to receive a subsidy for the cost of providing that drug benefit.  In order for employers, such as us, to receive the subsidy payment under the Medicare Act, the value of our offered prescription drug plan must be at least equal to the value of the standard prescription drug coverage provided under Medicare Part D.  Due to our lower deductibles and better coverage of drug costs, we believe that our plan is of greater value than Medicare Part D.

     FSP FAS 106-1 permits us to recognize immediately this subsidy on our financial statements.  Accordingly, our accumulated postretirement benefit obligation decreased by $1,629, which, because the Medicare Act was enacted in 2003, was calculated using our year end 2002 assumed discount rate of 6.75%.  Had, at the time of adoption, we used our year end 2003 assumed discount rate of 6.25%, we would have decreased our accumulated postretirement benefit obligation by $1,888.  We accounted for the Medicare Act as a plan amendment and recorded the adjustment in the amortization of our liability, from the date of enactment of the Medicare
     Act, December 2003.  This decreased our 2003 postemployment benefit expense approximately $22 and we expect an annual decrease in prescription drug expense of $250 to $350 in future years.  Our accounting assumes that our plan will continue to provide drug benefits equivalent to Medicare Part D, that our plan will continue to be the primary plan for our retirees and that we will receive the subsidy.  We do not expect that the Medicare Act will have a significant effect on our retirees' participation in our postretirement benefit plan.  Specific authoritative guidance from the FASB on the accounting for this federal subsidy is pending and that guidance, when issued, could require us to change our estimates.

     The following table presents a reconciliation of the beginning and ending balances of the benefit obligation and shows the change in the accumulated postretirement benefit obligation for the years ended December 31:

     --------------------------------------------------------------------------------------------
                                                                      2003              2002
     --------------------------------------------------------------------------------------------
     Benefit obligation at beginning of year                   $     24,564      $     20,140
     Service cost - benefits earned during the period                   378               293
     Interest cost on accumulated postretirement
       benefit obligation                                             1,602             1,430
     Medicare Act initial recognition                                (1,629)                -
     Amendments                                                         (53)           (1,110)
     Actuarial loss                                                   3,552             4,932
     Special termination benefits                                         2                30
     Benefits paid                                                   (1,185)           (1,151)
     --------------------------------------------------------------------------------------------
     Benefit obligation at end of year                         $     27,231      $     24,564
     ============================================================================================

     In early 2004, nonmanagement retirees were notified of medical coverage changes that will become effective on January 1, 2005.
     These changes include adjustments to co-pays and deductibles for prescription drugs and a choice of medical plan coverage between the existing plans, including monthly contribution provisions or a plan with higher co-pays and deductibles but no required monthly contribution from the retiree during 2005.  We expect this change to reduce the benefit obligation in the range of $2,000 to $3,500 in 2004.

     The following table sets forth the change in the value of plan assets for the years ended December 31, the plans' funded status at December 31 and the accrued postretirement benefit obligation liability recognized in our Consolidated Balance Sheets at
     December 31:

     --------------------------------------------------------------------------------------------
                                                                     2003              2002
     --------------------------------------------------------------------------------------------
     Fair value of plan assets at beginning of year            $      4,917      $      6,275
     Actual return on plan assets                                     1,167              (802)
     Employer contribution 1                                          1,312                 3
     Benefits paid                                                     (429)             (559)
     --------------------------------------------------------------------------------------------
     Fair value of plan assets at end of year 2                $      6,967      $      4,917
     ============================================================================================

     Unfunded status (fair value of plan assets
        less benefit obligation) 3                             $    (20,263)     $    (19,647)
     Unrecognized prior service cost (benefit)                       (2,664)           (1,109)
     Unrecognized net loss                                           12,788            10,335
     --------------------------------------------------------------------------------------------
     Accrued postretirement benefit obligation                 $    (10,139)     $    (10,421)
     ============================================================================================
     1 2003 includes reimbursements from a VEBA trust to us of $167 for qualified claims paid by us.  At the time of reimbursement we made a contribution of $167 to a different VEBA.
     2 Plan assets include SBC common stock of $5 at December 31, 2003 and 2002.
     3 (Unfunded) funded status is not indicative of our ability to pay ongoing postretirement benefits.  As noted above, while many companies do not, we maintain trusts to partially fund these postretirement benefits; however, there are no ERISA or other regulations requiring these postretirement benefit plans to be funded annually.

     The following table presents the components of postretirement benefit cost recognized in our Consolidated Statements of Income
     (gains are denoted with brackets and losses are not):

     --------------------------------------------------------------------------------------------------------
                                                                      2003           2002              2001
     --------------------------------------------------------------------------------------------------------
      Service cost - benefits earned during the period          $       378     $       293    $       256
      Interest cost on accumulated postretirement
        benefit obligation                                            1,602           1,430          1,316
      Expected return on assets                                        (525)           (689)          (665)
      Amortization of prior service cost (benefit)                     (122)            (28)            94
      Recognized actuarial (gain) loss                                  413              49             13
     --------------------------------------------------------------------------------------------------------
      Postretirement benefit cost 1                             $     1,746     $     1,055    $     1,014
     ========================================================================================================
      1 During 2003, the Medicare Act reduced postretirement benefit cost by $22.  This effect is included in several line items above.

     The fair value of plan assets allocated to the payment of life insurance benefits was $535 and $516 at December 31, 2003 and
     2002.  At December 31, 2003 and 2002, the accrued life insurance benefits included in the accrued postretirement benefit obligation were $1,059 and $943.

     In addition to the postretirement benefit cost reported in the table above, enhanced benefits related to the PTG nonmanagement early retirement program were recognized as an expense of $2, $30 and $9 in 2003, 2002 and 2001.

     The medical cost trend rate in 2004 is 9.0% for retirees 64 and under and 10.0% for retirees 65 and over, trending to an expected increase of 5.0% in 2009 for all retirees, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees.  The assumed dental cost trend rate in 2004 is 5.0%.  A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

     --------------------------------------------------------------------------------------------------------------
                                                                 One Percentage-            One Percentage-
                                                                 Point Increase             Point Decrease
     --------------------------------------------------------------------------------------------------------------
      Increase (decrease) in total of service
         and interest cost components                           $         301                 $        (239)
      Increase (decrease) in accumulated
         postretirement benefit obligation                              3,346                        (2,731)
     ==============================================================================================================

     We used the same significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in calculating the accumulated postretirement benefit obligation and related postretirement benefit costs that we used in developing the pension information.  The reduction in the discount rate at December 31, 2003 and 2002 resulted in an increase in our postretirement benefit obligation of approximately $1,800 and $2,062, respectively.  Should actual experience differ from the actuarial assumptions, the accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

     For the majority of our labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from nonmanagement retirees, we have waived the cap during the relevant contract periods and thus not collected contributions from those retirees.  Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, through 2003, we did not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., we assumed the cap would be waived for all future contract periods).  If we had accounted for the cap as written in the contracts, our postretirement benefit cost would have been reduced by $884, $606 and $476 in 2003, 2002 and
     2001.  As noted above, the letters sent to nonmanagement retirees informed them of changes in medical coverage beginning in
     2005.  We anticipate the changes will reduce postretirement benefit cost in the range of $300 to $600 during 2004.

     Plan assets consist primarily of private and public equity, government and corporate bonds and index funds.  Our principal investment objectives are: to ensure the availability of funds to pay postretirement benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market.

     Our postretirement benefit plan weighted-average asset target and actual allocations, by asset category are as follows:

     -----------------------------------------------------------------------------------------------
                                          Target Allocation            Percentage of Plan Assets
                                                                             at December 31,
                                                   2004                        2003             2002
     -----------------------------------------------------------------------------------------------
     Equity securities
       Domestic 1                             50% - 60%                        45%              58%
       International                          15% - 25%                        16               16
     Debt securities                          20% - 30%                        28               24
     Real estate                                none                            -                -
     Other                                     0% - 10%                        11                2
     -----------------------------------------------------------------------------------------------
     Total                                                                    100%             100%
     ===============================================================================================
     1  At December 31, 2003, Domestic equity securities did not include the funds from our late December 2003 voluntary VEBA contribution.  Our subsequent investment in January 2004 resulted in an allocation within the target range.

     Securities held include SBC common stock of approximately $5, or 0.07% of plan assets, and $5, or 0.1% of plan assets, at
     December 31, 2003 and 2002.

     While not required, we voluntarily contributed $445 and $700 to the VEBA trusts to partially fund postretirement benefits in the first and fourth quarters of 2003, respectively.  We are currently considering a voluntary contribution of assets, which may include cash and/or other investments of $1,000 or more.

     At December 31, 2003, benefit payments expected to be paid for the years 2004 through 2008 were $1,341, $1,443, $1,475, $1,567 and $1,651 with $9,235 to be paid in the five years thereafter.  These expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2003.  Because benefit payments will depend on future employment and compensation levels, average years employed at SBC and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts.

     Combined Net Pension and Postretirement Cost (Benefit) - The following table combines net pension cost (benefit) with postretirement benefit cost (gains are denoted with parentheses and losses are not):

     --------------------------------------------------------------------------------------------------------
                                                                      2003           2002              2001
     --------------------------------------------------------------------------------------------------------
      Net pension cost (benefit)                                $        89     $    (1,137)   $    (1,450)
      Postretirement benefit cost                                     1,746           1,055          1,014
     --------------------------------------------------------------------------------------------------------
      Combined net pension and postretirement
        cost (benefit)                                          $     1,835     $       (82)   $      (436)
     ========================================================================================================

     Our combined net pension and postretirement benefit decreased in 2003 primarily due to net investment losses and pension settlement gains recognized in 2002 and previous years, which reduced the amount of unrealized gains recognized in 2003.  (Under
     GAAP, if lump sum benefits paid from a plan to employees upon termination or retirement exceed required thresholds, we recognize a portion of previously unrecognized pension gains or losses attributable to that plan's assets and liabilities.  Until 2002, we had unrecognized net gains, primarily because our actual investment returns exceeded our expected investment returns.  During
     2002, we made lump sum benefit payments in excess of the GAAP thresholds, resulting in the recognition of net gains, referred to as "pension settlement gains".)

     The following four other factors also increased our combined net pension and postretirement cost in 2003:
     o   Our decision to lower our expected long-term rate of return on plan assets from 9.5% to 8.5% for 2003, based on our long-term view of future market returns, increased costs approximately $343.
     o   The reduction of the discount rates used to calculate service and interest cost from 7.5% to 6.75%, in response to lower corporate bond interest rates, increased this cost approximately $163.
     o   Higher-than-expected medical and prescription drug claims increased expense approximately $152.
     o   We increased the assumed medical cost trend rate in 2003 from 8.0% to 9.0% for retirees 64 and under and from 9.0% to 10.0%
         for retirees 65 and over, trending to an expected increase of 5.0% in 2009 for all retirees, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees, in response to rising claim costs.
         This increase in the medical cost trend rate increased our combined net pension and postretirement cost approximately $187.

     As a result of this increase in our combined net pension and postretirement cost, we have taken steps to implement additional cost controls.  To offset some of the increases in medical costs mentioned above, in January 2003, we implemented cost-saving design changes in our management health plans including increased participant contributions for health coverage and increased prescription drug co-payments.  These changes reduced our postretirement cost approximately $229 in 2003.

     As previously discussed, in early 2004, the majority of nonmanagement retirees were informed of medical coverage changes.
     Retirees have the option of continuing coverage on their current plan, with the cap enforcement, or opting for coverage on an alternative plan with no required monthly contribution from the retiree during 2005.  We expect this change to reduce 2004 expenses in the range of $300 to $600 and the projected benefit obligation in the range of $2,000 to $3,500.

     While we will continue our cost-cutting efforts discussed above, certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy, and we cannot control these factors.  In particular, uncertainty in the securities markets and U.S. economy could result in investment volatility and significant changes in plan assets, which under GAAP we will recognize over the next several years.  As a result of these economic impacts and assumption changes discussed above, we expect a combined net pension and postretirement cost of between $1,000 and $1,400 in 2004.
     Approximately 10% of these costs will be capitalized as part of construction labor, providing a small reduction in the net expense recorded.  Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

     The weighted average expected return on assets assumption, which reflects our view of long-term returns, is one of the most significant of the weighted average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense.  Based on our long-term expectations of market returns in future years, our long-term rate of return on plan assets is
     8.5% for 2004.  If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2004 combined pension and postretirement cost to increase approximately $408 over 2003 (analogous change would result from a 1% increase).

     Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA).  GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years.  We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years.  Due to investment losses on plan assets experienced in recent years, this methodology contributed approximately
     $605 to our combined net pension and postretirement cost in 2003 as compared with not using this methodology.  This methodology did not have a significant effect on our 2002 or 2001 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets.  Largely due to investment returns in 2003, we do not expect this methodology to have a significant impact in our combined net pension and postretirement costs in 2004.

     Supplemental Retirement Plans - We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans.  These plans include supplemental pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral.  Expenses related to these plans were $142, $142 and $166 in 2003, 2002 and 2001.  Liabilities of $1,718 and $1,629 related to these plans have been included in
     "Other noncurrent liabilities" on our Consolidated Balance Sheets at December 31, 2003 and 2002.

Note 11.  Employee Stock Ownership Plans (ESOP)

     We maintain contributory savings plans that cover substantially all employees.  Under the savings plans, we match a stated
     percentage of eligible employee contributions, subject to a specified ceiling.

     We extended the terms of certain ESOPs through previous internal refinancing of the debt, which resulted in approximately 75 million of allocated SBC shares and significantly less than 1 million unallocated SBC shares remaining in one of those ESOPs at
     December 31, 2002.  This internal refinancing of ESOP debt was paid off in December 2002 with our matching contributions to the savings plan, dividends paid on SBC shares and interest earned on funds held by the ESOPs.  There were no debt-financed SBC shares held by the ESOPs, allocated or unallocated, at December 31, 2003.

     In 2003, our match of employee contributions to the savings plans was fulfilled with purchases of SBC's stock on the open market.  Prior to December 31, 2002, our match of employee contributions to the savings plan was fulfilled with shares of stock purchased with the proceeds of an ESOP note and the purchases of SBC's stock in the open market.  Shares purchased with the proceeds of an ESOP note were released for allocation to the accounts of employees as employer-matching contributions were earned by participants and paid to the ESOP by us.  In 2003, the benefit cost was based on the cost of shares allocated to participating employees' accounts.  Prior to December 31, 2002, benefit cost was based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees' accounts.  Prior to December 31, 2002, both benefit cost and interest expense on the ESOP notes were reduced by dividends on SBC's shares held by the ESOPs and interest earned on the ESOPs'
     funds.

     Information related to the ESOPs and the savings plans is summarized below:

     -------------------------------------------------------------------------------------------------------------
                                                                               2003          2002           2001
     -------------------------------------------------------------------------------------------------------------
     Benefit expense - net of dividends and interest income               $     300     $     216      $     185
     -------------------------------------------------------------------------------------------------------------
     Total expense                                                        $     300     $     216      $     185
     =============================================================================================================
     Company contributions for ESOPs                                      $       -     $     165      $     177
     =============================================================================================================
     Dividends and interest income for debt service                       $       -     $       8      $      58
     =============================================================================================================

Note 12.  Stock-Based Compensation

     Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units.  Stock options issued through December 31, 2003 carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years.
     Beginning in 1994 and ending in 1999, certain Ameritech employees were awarded grants of nonqualified stock options with dividend equivalents.  Depending upon the grant, vesting of stock options may occur up to five years from the date of grant, with most options vesting on a graded basis over three years (1/3 of the grant vests after one year, another 1/3 vests after two years and the final 1/3 vests after three years from the grant date).  Performance stock units are granted to key employees based upon the common stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals.  Nonvested stock units are valued at the market price of the stock at the date of grant and vest over a three- to five-year period.  As of December 31, 2003, we were authorized to issue up to 80 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

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

     ---------------------------------------------------------------------------------------------------------
                                                                       2003            2002           2001
     ---------------------------------------------------------------------------------------------------------
     Stock option expense under FAS 123                          $      183      $      390      $     380
     Mark-to-market effect on dividend equivalents                        4             (36)           (33)
     Other                                                               57              19             33
     ---------------------------------------------------------------------------------------------------------
     Total                                                       $      244      $      373      $     380
     =========================================================================================================

     The estimated fair value of the options when granted is amortized to expense over the options' vesting period.  The weighted-average, fair value of each option granted during 2003, 2002 and 2001 was $3.88, $6.57 and $8.37.  The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: risk-free interest rate of 3.64%, 4.33% and 4.51%; dividend yield of 4.40%,
     3.04% and 2.37%; expected volatility factor of 22%, 23% and 24%; and expected option life of 6.7, 4.4 and 4.0 years.

     Information related to options is summarized below (shares in millions):

     ----------------------------------------------------------------------------------------------------------
                                                                                               Weighted-
                                                                                           Average Exercise
                                                                               Number            Price
     ----------------------------------------------------------------------------------------------------------
     Outstanding at January 1, 2001                                               156            $33.53
     Granted                                                                       76             43.41
     Exercised                                                                    (13)            24.41
     Forfeited/Expired                                                            (12)            43.09
     ------------------------------------------------------------------------------------
     Outstanding at December 31, 2001
          (109 exercisable at weighted-average price of $32.36)                   207             37.21
     Granted                                                                       36             35.50
     Exercised                                                                     (7)            20.80
     Forfeited/Expired                                                             (7)            41.20
     ------------------------------------------------------------------------------------
     Outstanding at December 31, 2002
          (154 exercisable at weighted-average price of $36.48)                   229             37.31
     Granted                                                                       15             24.71
     Exercised                                                                     (6)            19.64
     Forfeited/Expired                                                             (7)            37.09
     ------------------------------------------------------------------------------------
     Outstanding at December 31, 2003
          (181 exercisable at weighted-average price of $37.66)                   231            $36.94
     ==========================================================================================================

     Information related to options outstanding at December 31, 2003:

     ----------------------------------------------------------------------------------------------------------------
     Exercise Price Range                      $14.62 - $17.49    $17.50 - $29.99   $30.00 - $35.49   $35.50 - $58.88
     ----------------------------------------------------------------------------------------------------------------
     Number of options
      (in millions):
         Outstanding                                         3                 55                 8              165
         Exercisable                                         3                 40                 8              130
     Weighted-average exercise price:
         Outstanding                                    $15.57             $24.66            $33.97           $41.57
         Exercisable                                    $15.57             $24.65            $33.97           $42.48
     Weighted-average remaining
      contractual life                              0.87 years         4.38 years        5.08 years       6.77 years
     ===============================================================================================================

     As of December 31, additional shares available under stock options with dividend equivalents were approximately 1 million in
     2003, 2002 and 2001.

     Additionally, during 2003, 2002 and 2001, performance stock (performance shares) units and other nonvested units of 2,942,591,
     937,094 and 727,046 were issued with a weighted-average, grant-date fair value of $24.44, $35.30 and $46.63.

Note 13.  Shareowners' Equity

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions.  In December 2003, the Board of Directors authorized the repurchase of up to 350 million shares of SBC common stock.  This replaced previous authorizations from November 2001 and January 2000 that combined for up to 200 million shares.  As of
December 31, 2003, we had repurchased a total of approximately 161 million shares of our common stock of the 200 million previously authorized to be repurchased.

In 2000 and 2001, we entered into a series of put options on SBC stock which allowed institutional counterparties to sell us SBC shares at agreed-upon prices.  The put options were exercisable only at maturity, and we had the right to settle the put options by physical settlement of the options or by net share settlement using shares of SBC common stock.  At December 31, 2001, we had a maximum potential obligation to purchase 9 million shares of our common stock at a weighted average exercise price of $37.45 per share. We received cash of $38 in 2001 and $65 in 2000 from these transactions, which was credited to capital in excess of par value in shareowners' equity.  During 2002, put options representing 3 million shares expired unexercised.  Additionally in 2002, 6 million shares of our common stock were put to us under these options at a weighted average price of $39.14 per share, which was approximately $9 per share over the then-market price of our stock.  As settlement of the obligation, we elected to purchase the shares instead of using net share settlement.  The excess cash paid of approximately $55 was debited to capital in excess of par value in shareowners' equity.  We had no put options outstanding at December 31, 2003 or 2002.

Note 14.  Additional Financial Information

     ---------------------------------------------------------------------------------------------------------------
                                                                                             December 31,
                                                                                      ------------------------------
     Balance Sheets                                                                        2003             2002
     ---------------------------------------------------------------------------------------------------------------
     Accounts payable and accrued liabilities:
         Accounts payable                                                           $     3,108      $     3,395
         Advance billing and customer deposits                                            1,252            1,240
         Compensated future absences                                                        823              858
         Accrued interest                                                                   364              446
         Accrued payroll                                                                  1,178              764
         Other                                                                            4,145            2,710
     ---------------------------------------------------------------------------------------------------------------
     Total                                                                          $    10,870      $     9,413
     ===============================================================================================================

     ---------------------------------------------------------------------------------------------------------------
     Statements of Income                                                   2003           2002             2001
     ---------------------------------------------------------------------------------------------------------------
     Advertising expense                                          $          867    $       432      $       363
     ===============================================================================================================
     Interest expense incurred                                    $        1,278    $     1,440      $     1,718
     Capitalized interest                                                    (37)           (58)            (119)
     ---------------------------------------------------------------------------------------------------------------
     Total interest expense                                       $        1,241    $     1,382      $     1,599
     ===============================================================================================================

     ---------------------------------------------------------------------------------------------------------------
     Statements of Cash Flows                                               2003           2002             2001
     ---------------------------------------------------------------------------------------------------------------
     Cash paid during the year for:
         Interest                                                 $        1,359    $     1,480      $     1,546
         Income taxes, net of refunds                                      1,321          1,315            2,696
     ===============================================================================================================

     No customer accounted for more than 10% of consolidated revenues in 2003, 2002 or 2001.

     Approximately two-thirds of our employees are represented by the Communications Workers of America (CWA) or the International
     Brotherhood of Electrical Workers (IBEW).  The four largest collective bargaining agreements between the CWA and our subsidiaries, covering approximately 56% of our employees, expire April 1, 2004 through April 3, 2004.  In an agreement announced on February 4, 2004, the CWA agreed to give us 30 days notice before taking any strike action if a settlement is not reached by contract expiration in early April, 2004.  In turn, we agreed to continue to provide health care benefits to employees in the event of a strike.  The largest IBEW agreement covering approximately 7% of our employees expires on June 26, 2004.

Note 15.  Related Party Transactions

     We have made advances to Cingular that totaled $5,885 at December 31, 2003 and 2002.  We earned interest income on these advances of $397 during 2003, $441 in 2002 and $555 in 2001.  In July 2003, we renegotiated the terms of these advances with Cingular to reduce the interest rate from 7.5% to 6.0% and extended the maturity date of the loan from March 2005 to June 2008.  In addition, for access and long-distance services sold to Cingular on a wholesale basis, we generated revenue of $476 in 2003, $343 in 2002 and $120 in 2001.  Also, under a marketing agreement with Cingular relating to Cingular customers added through SBC sales sources, we received commission revenue of $63 in 2003, $6 in 2002 and $0 in 2001.  The offsetting expense amounts are recorded by Cingular, of which 60% flows back to us through Equity in Net Income of Affiliates.

Note 16.  Contingent Liabilities

     In addition to issues specifically discussed elsewhere, we are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business.  In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on the company's financial position, results of operations or cash flows.

Note 17.  Subsequent Event

     On February 17, 2004, Cingular announced an agreement to acquire AT&T Wireless Services Inc. (AT&T Wireless).  Under the terms of the agreement, shareholders of AT&T Wireless will receive cash of $15.00 per common share, or approximately $41,000.  The acquisition is subject to approval by AT&T Wireless shareholders and federal regulators.  Based on our 60% equity ownership of
     Cingular, we expect to provide approximately $25,000 of the purchase price.  As a result, equity ownership and management control of Cingular will not be impacted after the acquisition.

Note 18.  Quarterly Financial Information (Unaudited)

     -------------------------------------------------------------------------------------------------------------------
                     Total                                      Basic        Diluted
      Calendar     Operating     Operating        Net         Earnings      Earnings              Stock Price
                                                                                        --------------------------------
      Quarter      Revenues       Income        Income        Per Share     Per Share     High        Low       Close
     -------------------------------------------------------------------------------------------------------------------
     2003
     First       $    10,333   $    1,898    $    4,996     $    1.50     $    1.50    $   31.65  $   18.85  $  20.06
     Second           10,204        1,749         1,388          0.42          0.42        27.35      19.65     25.55
     Third            10,239        1,610         1,216          0.37          0.37        26.88      21.65     22.25
     Fourth           10,067        1,212           905          0.27          0.27        26.15      21.16     26.07
     -----------------------------------------------------
     Annual      $    40,843   $    6,469    $    8,505          2.56          2.56
     ===================================================================================================================

     -------------------------------------------------------------------------------------------------------------------
     2002
     First       $    10,522   $    2,182    $     (193)    $   (0.06)    $   (0.06)   $   40.99  $   34.29  $  37.44
     Second           10,843        2,164         1,782          0.53          0.53        38.40      27.85     30.50
     Third            10,556        2,029         1,709          0.51          0.51        31.96      19.57     20.10
     Fourth           11,217        2,248         2,355          0.71          0.71        29.10      19.80     27.11
     -----------------------------------------------------
     Annual      $    43,138   $    8,623    $    5,653          1.70          1.69
     ===================================================================================================================

     The first quarter of 2003 includes cumulative effect of accounting changes of $2,541(income before cumulative effect of accounting changes was $2,455): a benefit of $3,677, or $1.10 per share, related to the adoption of FAS 143 and a charge of
     $1,136, or $0.34 per share, related to the change in the method in which we recognize revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method (see Note 1).  The benefit of $3,677 included a charge of
     $7 representing our share of the loss related to TDC's fourth-quarter 2003 adoption of FAS 143.  The effect of this noncash charge was to reduce our previously reported first-quarter 2003 net income by $7, or $0.01 per share.  The fourth quarter of 2003 includes an extraordinary loss of $7 (income before extraordinary loss was $912) related to consolidation of real estate leases under FIN 46 (see Note 1).  The first quarter of 2002 includes a cumulative effect of accounting change of $1,820, or $0.54 per share (income before cumulative effect of accounting change was $1,627), from the adoption of FAS 142 (see Note 1).

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

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by SBC is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

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

/s/ Edward E. Whitacre Jr.
--------------------------
Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer

/s/ Randall Stephenson
----------------------
Randall Stephenson
Senior Executive Vice President and
Chief Financial Officer

                                                    Report of Independent Auditors

The Board of Directors and Shareowners
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 2003 and
2002, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the
United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of recognizing revenues and expenses related to publishing directories, as well as the method of accounting for the costs of removal of long-term assets.  Also as discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

/s/ Ernst & Young LLP
-----------------------
San Antonio, Texas
February 9, 2004
except for Note 17, as to which the date is
February 19, 2004