Form 10-K, Exhibit 13
period 2004-12-31
SBC COMMUNICATIONS INC
filed 2005-03-11
CIK 732717

Exhibit 13

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 or for the year ended:	2004	2003	2002	2001	2000

Financial Data [1]

Operating revenues	$40,787	$40,498	$42,821	$45,381	$50,881

Operating expenses	$34,886	$34,214	$34,383	$35,085	$40,578

Operating income	$5,901	$6,284	$8,438	$10,296	$10,303

Interest expense	$1,023	$1,242	$1,382	$1,599	$1,592

Equity in net income of affiliates	$873	$1,253	$1,921	$1,595	$897

Other income (expense) - net	$922	$1,818	$733	$(236)	$2,557

Income taxes	$2,186	$2,857	$2,910	$3,858	$4,748

Income from continuing operations	$4,979	$5,859	$7,361	$6,881	$7,696

Income from discontinued operations, net of tax [2]	$908	$112	$112	$127	$104

Income before extraordinary item and
cumulative effect of accounting changes	$5,887	$5,971	$7,473	$7,008	$7,800

Net income [3]	$5,887	$8,505	$5,653	$7,008	$7,800

Earnings per common share:
Income from continuing operations	$1.50	$1.77	$2.21	$2.04	$2.27

Income before extraordinary item and
cumulative effect of accounting changes	$1.78	$1.80	$2.24	$2.08	$2.30

Net income [3]	$1.78	$2.56	$1.70	$2.08	$2.30

Earnings per common share - assuming dilution:
Income from continuing operations	$1.50	$1.76	$2.20	$2.03	$2.24

Income before extraordinary item and
cumulative effect of accounting changes	$1.77	$1.80	$2.23	$2.07	$2.27

Net income [3]	$1.77	$2.56	$1.69	$2.07	$2.27

Total assets	$108,844	$100,233	$95,170	$96,416	$98,735

Long-term debt	$21,231	$16,097	$18,578	$17,153	$15,513

Construction and capital expenditures	$5,099	$5,219	$6,808	$11,189	$13,124

Dividends declared per common share [4]	$1.26	$1.41	$1.08	$1.025	$1.015

Book value per common share	$12.27	$11.57	$10.01	$9.82	$9.09

Ratio of earnings to fixed charges	6.32	6.35	6.20	5.83	6.73

Debt ratio	40.0%	32.0%	39.9%	44.3%	45.0%

Weighted-average common shares
outstanding (000,000)	3,310	3,318	3,330	3,366	3,392

Weighted-average common shares
outstanding with dilution (000,000)	3,322	3,329	3,348	3,396	3,433

End of period common shares
outstanding (000,000)	3,301	3,305	3,318	3,354	3,386

Operating Data

Network access lines in service (000)	52,356	54,683	57,083	59,532	61,258

Long-distance lines in service (000)	20,868	14,416	6,071	4,877	3,043

DSL lines in service (000)	5,104	3,515	2,199	1,333	767

Wireless customers (000) - Cingular [5]	49,109	24,027	21,925	21,596	18,555

Number of employees	162,700	168,950	175,980	193,420	220,090

[1]	Amounts in the above table have been prepared in accordance with U.S. generally accepted accounting principles.
[2]	Our financial statements for all periods presented reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations. The operational results and the gain associated with the sale of that business are presented in “Income from discontinued operations, net of tax.”
[3]	Amounts include the following extraordinary item and cumulative effect of accounting changes: 2003, extraordinary loss of $7 related to the adoption of Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (FIN 46) and the cumulative effect of accounting changes of $2,541, which includes a $3,677 benefit related to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (FAS 143) and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the “issue basis” method to the “amortization” method; 2002, charges related to a January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”
[4]	Dividends declared by SBC's Board of Directors reflect the following: 2003, includes three additional dividends totaling $0.25 per share above our regular quarterly dividend payout.
[5]	The number presented represents 100% of Cingular Wireless' (Cingular) cellular/PCS customers. The 2004 number includes customers from the acquisition of AT&T Wireless Services Inc. (AT&T Wireless). Cingular is a joint venture in which we own 60% and is accounted for under the equity method.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

Throughout this document, SBC Communications Inc. is referred to as “we” or “SBC.” Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally (primarily in Latin America) providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a “Note” in this section refers to the accompanying Notes to Consolidated Financial Statements. In our tables throughout this section, percentage increases and decreases that equal or exceed 100% are not considered meaningful and are denoted with a dash.

RESULTS OF OPERATIONS

Consolidated Results
Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our segment results. We also discuss our expected revenue and expense trends for 2005 in the “Operating Environment and Trends of the Business” section.

In accordance with U.S. generally accepted accounting principles (GAAP), our financial statements for all periods presented reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations (see Note 17). The operational results and the gain associated with the sale of that business are presented in the “Income From Discontinued Operations, net of tax” line item below and on the Consolidated Statements of Income.

				Percent Change
				2004 vs.	2003 vs.
	2004	2003	2002	2003	2002

Operating revenues	$40,787	$40,498	$42,821	0.7%	(5	.4)%
Operating expenses	34,886	34,214	34,383	2.0		(0.5)
Operating income	5,901	6,284	8,438	(6.1)		(25.5)
Income before income taxes	7,165	8,716	10,271	(17.8)		(15.1)
Income from continuing operations	4,979	5,859	7,361	(15.0)		(20.4)
Income from discontinued operations, net of tax	908	112	112	-		-
Income before extraordinary item and
cumulative effect of accounting changes	5,887	5,971	7,473	(1.4)		(20.1)
Extraordinary item [1]	-	(7)	-	-		-
Cumulative effect of accounting changes [2,3]	-	2,541	(1,820)	-		-
Net income	5,887	8,505	5,653	(30.8)		50.5
Diluted earnings per share	1.77	2.56	1.69	(30.9)		51.5

[1]	2003 includes an extraordinary loss on our real estate leases related to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46).
[2]	2003 includes cumulative effect of accounting changes of $2,541: a $3,677 benefit related to the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143); and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method.
[3]	2002 includes a cumulative effect of accounting change related to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142).

Overview   Our operating income decreased $383, or 6.1%, in 2004 and decreased $2,154, or 25.5%, in 2003. The decrease in 2004 was primarily due to increased cost of sales expense and expenses from strike preparation and labor settlements which more than offset the increase in revenue. Revenue in 2004 increased due to growth in long-distance voice and data revenue, which was partially offset by the decline in voice revenue resulting from a decline in retail access lines. In 2003, operating income declined primarily due to the loss of revenues from declining retail access lines and the increase in our combined net pension and postretirement cost.

The decline in retail access lines historically has been primarily attributable to customers moving from our retail lines to competitors using our wholesale lines provided under the Unbundled Network Element-Platform (UNE-P) rules. UNE-P rules require us to sell our lines and the end-to-end services provided over those lines to competitors at below cost while still absorbing the costs of deploying, provisioning, maintaining and repairing those lines. Competitors can then take advantage of these below-cost rates to offer services at lower prices. However, by the end of 2004, we reported a decrease in the number of UNE-P lines compared with the end of 2003. This decline reflects continued success in our bundling strategy described below and recently announced pullbacks from competitors in the consumer market but also could result in increased pressure on our operating margins should a customer that was receiving service from a UNE-P provider switch to an alternative technology. Recent federal regulatory developments have altered the UNE-P rules. See our “Competitive and Regulatory Environment” section for further discussion of UNE-P developments.

Additional factors contributing to the declines in retail access lines especially during 2004 were increased competition, including customers using wireless and Voice over Internet Protocol (VoIP) technology and cable instead of phone lines for voice and data, and customers disconnecting their additional lines when purchasing our broadband internet-access (DSL) services. While we lose some revenue when a wireline customer shifts from one of our retail lines to a competitor that relies on the UNE-P rules to offer service (i.e., one of our wholesale customers), we lose all revenue when a wireline customer shifts to an alternative technology such as cable, wireless or VoIP. However, when a customer signs up for Cingular Wireless (Cingular) service, our net income impact of the lost revenue is lessened because we own a 60% economic interest in Cingular (see Note 6). Increasing use of alternative technologies will continue to pressure our operating margins. Although retail access line losses have continued, the trend has slowed, reflecting in part our ability to now offer retail interLATA (traditional long-distance) service in all of our regions as well as the introduction of offerings combining multiple services for one fixed price (“bundles”).

Operating revenues   Our operating revenues increased $289, or 0.7%, in 2004 and decreased $2,323, or 5.4%, in 2003. Our significant revenue impacts are listed below and discussed in greater detail in our “Wireline Segment Results” section.

  Data revenues increased $834 in 2004 and $511 in 2003, primarily driven by continued growth in DSL.
  Long-distance voice revenues increased $736 in 2004 and $237 in 2003 primarily driven by increased “bundled” sales of combined long-distance and local calling fixed-fee offerings.

These increases in data and long-distance voice revenues were partially offset in 2004 and more than offset in 2003 by lower voice revenues resulting from the loss of retail access lines, as well as the uncertain U.S. economy (more evident in 2003 and early 2004) and increased competition.

Operating expenses   Our operating expenses increased $672, or 2.0%, in 2004 and decreased $169, or 0.5%, in 2003. Our significant 2004 increases are listed below and discussed in greater detail in our “Wireline Segment Results” section. The 2004 increases were partially offset by decreases in our combined net pension and postretirement cost (see further discussion below) and lower depreciation and amortization expenses.

  Costs associated with our growth initiatives, including increased equipment sales and services to upgrade and integrate large-business customer network components (network integration services), increased operating expenses approximately $603.
  In May 2004, after a brief strike, we agreed to a new five-year contract with the Communications Workers of America (CWA). Net impacts from strike preparation and labor settlements increased operating expenses approximately $263.
  A fourth-quarter amendment to our management pension plan resulted in a noncash charge which increased operating expenses approximately $90.
  Costs associated with traffic compensation (fees paid for access to another carrier’s network), primarily due to higher call volumes generated by growth in our long-distance business, increased operating expenses approximately $122.

Operating expenses decreased in 2003 due to the following factors:

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

The 2003 decreases were partially offset by increasing costs related to our pension and postretirement benefit plans (see further discussion below). Also offsetting the decreases were increased expenses to enhance customer growth, including sales and advertising support for DSL and long-distance marketing initiatives. In particular, our advertising expense increased approximately $435 in 2003.

Combined Net Pension and Postretirement Cost (Benefit) Operating expenses include our combined net pension and postretirement cost (benefit) of $1,287, $1,835 and $(82) in 2004, 2003 and 2002. A decrease in our combined net pension and postretirement cost, as happened in 2004, causes our operating expenses to decrease.

Our combined net pension and postretirement expense decreased in 2004 by approximately $548 primarily because of changes affecting nonmanagement retirees, which decreased expense approximately $440; better-than-expected asset returns in 2003, which decreased expense $322; and our accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act), which decreased expense $255. Partially offsetting these expense decreases were the following three factors. First, higher-than-expected medical and prescription drug claims increased expense approximately $156. Second, the reduction of the discount rates used to calculate service and interest cost from 6.75% to 6.25%, in response to lower corporate bond interest rates, increased expense approximately $141. Third, our medical cost trend rate increased, which increased expense approximately $83. The trend rate increased because we decided to extend our 2003 medical cost rates into 2004 due to rising claim costs, while maintaining our assumption that the rate will trend to a final expected annual increase of 5.0% in 2009 for all retirees. See Note 10 for further detail of our actuarial estimates of pension and postretirement benefit expense and actuarial assumptions.

In the second quarter of 2004, we entered into new five-year labor agreements with the CWA and the International Brotherhood of Electrical Workers (IBEW). The labor agreements cover approximately 110,000 employees and replaced three-year agreements that expired during the year. The labor agreements provided for changes to active nonmanagement employees’ medical coverage.

As discussed in Note 10, during 2004, the majority of nonmanagement retirees were informed of medical coverage changes that affected cost sharing, which became effective January 1, 2005. These changes reduced our postemployment cost approximately $440 in 2004.

Retirement Offers Operating expenses also include expenses for enhanced pension and postretirement benefits of approximately $25, $44 and $486 in 2004, 2003 and 2002 in connection with voluntary enhanced retirement programs offered to certain management and nonmanagement employees as part of workforce reduction programs.

The Internal Revenue Service (IRS) sets, and can adjust quarterly, the interest rate applicable for calculations of lump sum payments from pension plans. An increase in the interest rate has a negative impact on the lump sum pension calculation for some of our employees. During certain quarters of 2004 and 2003, we chose to extend the pension plan lump sum benefit payout rate for a specified period of time, allowing our employees to receive a higher payout of their pension benefits. The extension of the lump sum benefit payout rate was accounted for as a special termination benefit and also increased our pension benefit expense approximately $7 in 2004 and $28 in 2003.

Pension Settlement Gains/Losses Under GAAP, on a plan-by-plan basis, if lump sum benefit payments made to employees upon termination or retirement exceed required thresholds, we recognize a portion of previously unrecognized pension gains or losses attributable to that plan’s assets and liabilities. Until 2002, we had an unrecognized net gain, primarily because our actual investment returns exceeded our expected investment returns. During 2002, we made lump sum benefit payments in excess of the GAAP thresholds, resulting in the recognition of net gains, referred to as “pension settlement gains.” We recognized net pension settlement gains of approximately $29 in 2002. Due to U.S. securities market conditions, our plans experienced investment losses during 2002 resulting in a decline in pension assets, causing us to have a net unrecognized loss. Net settlement gains in 2002 include settlement losses during the latter part of the year, reflecting the continued investment losses sustained by the plan. We did not recognize any material settlement gains or losses in 2004 or 2003.

Interest expense decreased $219, or 17.6%, in 2004 and $140, or 10.1%, in 2003. The decrease in 2004 was primarily due to expenses recorded in 2003 that were associated with the early redemption of approximately $1,743 of our bonds. Interest expense also decreased due to the resulting lower debt levels we experienced during the first three quarters of 2004. We expect our future interest expense to increase as a result of our increased debt levels associated with Cingular Wireless’ acquisition of AT&T Wireless Services Inc. (AT&T Wireless). The 2003 decrease was primarily related to lower debt levels, which decreased approximately $4,102, including $1,743 of debt called prior to maturity.

Interest income decreased $111, or 18.4%, in 2004 and increased $42, or 7.5%, in 2003. The decrease in 2004 is primarily related to the early settlement in 2003 of our notes receivable associated with the 2002 sale of our investment in Bell Canada Holdings Inc. (Bell Canada) to BCE, Inc. (BCE). This settlement included approximately $37 of prepaid interest. Also contributing to the decrease in 2004 was our 2003 renegotiation of the interest rates, from 7.5% to 6.0%, charged on our advances to Cingular. The increase in 2003 was due to the prepaid interest described above combined with higher average investment balances in 2003 compared to 2002. These increases, in 2003, were partially offset by a decrease in interest rates charged to Cingular.

Equity in net income of affiliates decreased $380, or 30.3%, in 2004 and $668, or 34.8%, in 2003. The 2004 results included increased income from our international holdings of approximately $206, primarily related to TDC A/S’s (TDC) gain on the sale of its interest in Belgacom S.A. (Belgacom) (see Note 2), offset by a decline of $583 in our proportionate share of Cingular’s results.

The 2003 decrease was due to lower results from our international holdings of approximately $546, largely attributable to gains that occurred in 2002, and foregone equity income from the disposition of investments. The decrease was also due to lower 2003 operating results from Cingular. Our proportionate share of Cingular’s results decreased approximately $146 in 2003.

We account for our 60% economic interest in Cingular under the equity method of accounting and therefore include our proportionate share of Cingular’s results in our “Equity in net income of affiliates” line item in our Consolidated Statements of Income. Cingular’s operating results are discussed in detail in the “Cingular Segment Results” section and results from our international holdings are discussed in detail in “International Segment Results.” Our accounting for Cingular is described in more detail in Note 6.

Other income (expense) – net We had other income of $922 in 2004, $1,818 in 2003 and $733 in 2002. Results for 2004 primarily included a gain of approximately $832 on the sale of our investment in Belgacom, gains of $270 on the sale of shares of Amdocs Limited (Amdocs) and Yahoo! (Yahoo) and a gain of $57 on the sale of shares of Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil S.A. de C.V. (América Móvil). These 2004 gains were partially offset by 2004 losses of approximately $138 on the sale of all of our shares of TDC, $82 on the sale of all of our shares of Telkom S.A. Limited (Telkom) and $21 on the sale of another investment.

Results for 2003 included gains of approximately $1,574 on the sale of our interest in Cegetel S.A. (Cegetel) and gains of $201 on the sales of Yahoo and BCE shares.

Results for 2002 primarily included gains of approximately $603 on the redemption of our investment in Bell Canada and gains of $191 on the sale of shares of Telmex, América Móvil and Amdocs. These gains were partially offset by a charge of approximately $75 related to the decrease in value of our investment in WilTel Communications (formerly Williams Communications Group Inc.) combined with a loss on the sale of our webhosting operations.

Income taxes decreased $671, or 23.5%, in 2004 and $53, or 1.8%, in 2003. The decrease in income tax in 2004 compared to 2003 was due primarily to lower income before income tax. Our effective tax rate in 2004 was 30.5% compared to 32.8% in 2003. This decrease in effective tax rate is primarily a result of the accrual related to the nontaxable Medicare Act reimbursement accruals, tax settlements and impacts from our foreign operations. The decrease in income tax expense in 2003 compared to 2002 was primarily due to lower income before income taxes partially offset by a lower effective tax rate in 2002. Our effective tax rate in 2002 was 28.3%. The higher effective tax rate in 2003 primarily relates to activity in 2002 that had a positive impact on our rate in that year such as lower state taxes, reductions due to one-time changes in the legal forms of various entities and increased realization of foreign tax credits.

Income from discontinued operations increased $796 in 2004 and was flat in 2003. Discontinued operations consist of the portion of our directory operations that was sold on September 1, 2004. The increase was due to the gain on the sale of these operations of $827, net of tax (see Note 17). Revenues from discontinued operations decreased $170, or 35.3%, in 2004. Expenses decreased $116, or 39.3%, in 2004. Operating results for 2004 include only eight months of activity prior to the sale, resulting in lower revenues and expenses than in 2003. In 2003, revenues and expenses were essentially flat compared to 2002.

Extraordinary item in 2003 consisted of an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46 (see Note 1).

Cumulative effect of accounting changes Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the “issue basis” to the “amortization method.” Our directory accounting change resulted in a noncash charge of $1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003 (see Note 1).

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

Segment Results

Our segments represent strategic business units that offer different products and services and are managed accordingly. As required by GAAP, our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. Under GAAP segment reporting rules, we analyze our various operating segments based on segment income. Interest expense, interest income, other income (expense) – net and income tax expense are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our total segment income. Each segment’s percentage of total segment operating revenue calculation is derived from our segment results table in Note 4 and reflects amounts before eliminations. We have five reportable segments that reflect the current management of our business: (1) wireline, (2) Cingular, (3) directory, (4) international, and (5) other.

The wireline segment accounted for approximately 61% of our 2004 total segment operating revenues as compared to 65% in 2003 and 52% of our 2004 total segment income as compared to 47% in 2003. We operate as both a retail and wholesale seller of communications services providing landline telecommunications services, including local and long-distance voice, switched access, data and messaging services and satellite television services through our agreement with EchoStar Communications Corp. (EchoStar).

The Cingular segment accounted for approximately 32% of our 2004 total segment operating revenues as compared to 28% in 2003 and 2% of our 2004 total segment income as compared to 12% in 2003. This segment reflects 100% of the results reported by Cingular, our wireless joint venture with BellSouth Corporation (BellSouth), excluding the effects of Cingular’s February 2005 announcement (see “Cingular Segment Results”). Cingular offers both wireless voice and data communications services across most of the United States, providing cellular and PCS services. On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash. The decline in segment income was primarily attributable to incremental operating expenses and costs associated with Cingular’s acquisition of AT&T Wireless. Although we analyze Cingular’s revenues and expenses under the Cingular segment, we eliminate the Cingular segment in our consolidated financial statements. In our consolidated financial statements, we report our 60% proportionate share of Cingular’s results as equity in net income of affiliates.

The directory segment accounted for approximately 6% of our 2004 total segment operating revenues as compared to 7% in 2003 and 30% of our 2004 total segment income as compared to 25% in 2003. This segment includes all directory operations, including Yellow and White Pages advertising and electronic publishing. Results for this segment are shown under the amortization method which means that revenues and direct expenses are recognized ratably over the life of the directory title, typically 12 months. Results for all periods presented in this segment have been restated to reflect the sale of our interest in the directory advertising business in Illinois and northwest Indiana to R.H. Donnelley Corporation (Donnelley). In November 2004, a subsidiary in our directory segment entered into a joint venture agreement with BellSouth and acquired the internet directory provider YellowPages.com (YPC) (see Note 2).

All investments with primarily international operations are included in the international segment, which accounted for less than 1% of our 2004 and 2003 total segment operating revenues and 12% of our 2004 total segment income as compared to 7% in 2003. Most of our international investments are accounted for under the equity method and therefore their results are reflected in segment income but not in segment revenue or expense. During 2004, we sold our entire interests in TDC, Belgacom and Telkom.

The other segment includes results from paging services, all corporate and other operations as well as the equity income from our investment in Cingular. Although we analyze Cingular’s revenues and expenses under the Cingular segment, we record equity in net income of affiliates (from non-international investments) in the other segment.

The following tables show components of results of operations by segment. We discuss significant segment results following each table. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Wireline
Segment Results

				Percent Change
				2004 vs.		2003 vs.
	2004	2003	2002	2003		2002

Segment operating revenues
Voice	$20,796	$21,986	$24,636	(5	.4)%	(10	.8)%
Data	10,984	10,150	9,639	8.2		5.3
Long-distance voice	3,297	2,561	2,324	28.7		10.2
Other	1,810	1,843	1,960	(1.8)		(6.0)

Total Segment Operating Revenues	36,887	36,540	38,559	0.9		(5.2)

Segment operating expenses
Cost of sales	16,603	15,941	15,703	4.2		1.5
Selling, general and administrative	9,206	8,794	8,445	4.7		4.1
Depreciation and amortization	7,454	7,763	8,442	(4.0)		(8.0)

Total Segment Operating Expenses	33,263	32,498	32,590	2.4		(0.3)

Segment Income	$3,624	$4,042	$5,969	(10	.3)%	(32	.3)%

Our wireline segment operating income margin was 9.8% in 2004, compared to 11.1% in 2003 and 15.5% in 2002. The continued decline in our wireline segment operating income margin in 2004 was due primarily to the continued loss of voice revenue from the decline in total access lines (as shown in the following table) from 2003 to 2004 of 2,327,000, or 4.3%. This revenue decline was caused by an increase in customers disconnecting additional lines and using alternative technologies, such as wireless and cable instead of phone lines for voice and data; our bundling strategy and other pricing responses to competitors’ offerings; and lower demand for services due to the uncertain U.S. economy (primarily in 2003 and the first half of 2004). Revenue also has declined over the past several years as our retail customers have disconnected their lines in order to obtain service from competitors who lease our lower-margin UNE-P lines. While UNE-P lines declined by 167,000 from 2003 levels (see table below), they were 1,534,000, or 30.9%, higher than at the end of 2002. The impact of the UNE-P rules on our operating income margin is discussed below. (The UNE-P rules are discussed in “Consolidated Results” and in “Operating Environment and Trends of the Business.”) Our operating income margin was also pressured on the cost side due to our growth initiatives in long-distance, DSL and the large-business market.

Following is a summary of our switched access lines at December 31, 2004, 2003 and 2002:

Switched Access Lines

				Increase (Decrease)
				2004 vs.	2003 vs.
(In 000s)	2004	2003	2002	2003	2002

Retail Consumer
Primary	23,206	23,948	25,636	(742)	(1,688)
Additional	4,322	4,894	5,723	(572)	(829)

Retail Consumer Subtotal	27,528	28,842	31,359	(1,314)	(2,517)
Retail Business	17,552	18,264	19,450	(712)	(1,186)

Retail Subtotal	45,080	47,106	50,809	(2,026)	(3,703)

Percent of total switched access lines	86.1%	86.1%	89.0%
UNE-P	6,497	6,664	4,963	(167)	1,701
Resale	349	445	801	(96)	(356)

Wholesale Subtotal	6,846	7,109	5,764	(263)	1,345

Percent of total switched access lines	13.1%	13.0%	10.1%
Payphone (Retail and Wholesale)	430	468	510	(38)	(42)

Percent of total switched access lines	0.8%	0.9%	0.9%

Total Switched Access Lines	52,356	54,683	57,083	(2,327)	(2,400)

DSL Lines in Service	5,104	3,515	2,199	1,589	1,316

Total switched access lines in service at December 31, 2004 were 52,356,000, a decline of 2,327,000, or 4.3%, from December 31, 2003 levels. Of this total, retail access lines of 45,080,000 represent 86.1% of total access lines. During 2004, wholesale lines (which include UNE-P and resale) decreased by 263,000 to 6,846,000. Wholesale lines represent 13.1% of total access lines at December 31, 2004. The decline in total access lines reflects many factors, including the disconnection of additional lines as our existing customers purchase our DSL broadband services and for other reasons; the continued growth in alternative communications technologies, such as wireless, cable and other internet-based systems; and continuing slow demand from U.S. businesses. While we lose some revenue when a wireline customer shifts from one of our retail lines to a competitor that relies on the UNE-P rules to offer service (i.e., one of our wholesale customers), we lose all customer revenue when a retail wireline customer shifts to an alternative technology such as cable, wireless or the Internet using VoIP. Increasing use of alternative technologies and the continuing existence of the UNE-P rules will continue to pressure our wireline segment’s operating margins. For recent developments affecting the UNE-P rules see “December 2004 FCC Unbundling Rules.”

Total switched access lines in service at December 31, 2003 were 54,683,000, a decline of 2,400,000, or 4.2%, from December 31, 2002 levels. Of this total, retail access lines of 47,106,000 represent 86.1% of total access lines, while at December 31, 2002, retail access lines accounted for 89.0% of total access lines. During this same period, wholesale lines increased by 1,345,000, or 23.3%, to 7,109,000. Wholesale lines represent 13.0% of total access lines at December 31, 2003, compared to 10.1% of total lines a year earlier.

While retail access lines continued to decline, the trend slowed in our West, Midwest and Southwest regions reflecting our ability to offer retail interLATA (traditional long-distance) service and the introduction of bundled offerings in those regions (see “Long-distance voice” below). Our West region includes the California and Nevada markets. Our Midwest region includes the Michigan, Illinois, Indiana, Ohio and Wisconsin markets. Our Southwest region includes the Arkansas, Kansas, Missouri, Oklahoma and Texas markets. In late 2003, we began offering retail interLATA service in our Midwest region (see our “Operating Environment and Trends of the Business” section). Retail access lines for the Midwest region have decreased 4.4% since December 31, 2003, compared with declines of 4.7% in the Southwest region and 3.7% in the West region, for the same period. See further discussion of the details of our wireline segment revenue and expense fluctuations below.

Voice revenues decreased $1,190, or 5.4%, in 2004 and $2,650, or 10.8%, in 2003 primarily due to the loss of retail access lines. The decline in retail lines primarily reflects increased competition, including customers using wireless technology and cable instead of phone lines for voice and data; the disconnection of additional lines for DSL service and other reasons; and the uncertain economy. The access line declines decreased revenues approximately $841 in 2004 and $1,416 in 2003. Pricing responses to competitors’ offerings and regulatory changes reduced revenues approximately $390 in 2004 and $398 in 2003. A decline in demand for calling features (e.g., Caller ID and voice mail) due in part to the access line declines and an uncertain economy decreased revenues approximately $180 in 2004 and $329 in 2003.

Continued declines in demand for voice equipment located on customer premises decreased revenues approximately $87 in 2004 and $59 in 2003. Revenue from “local plus” plans (expanded local calling area) declined approximately $76 in 2004 and $92 in 2003, as more customers chose broader long-distance and other bundled offerings. Reduced demand for inside wire service agreements decreased revenues approximately $61 in 2004 and $138 in 2003. Lower demand for retail payphone services decreased revenues approximately $57 in 2004 and $99 in 2003. We expect payphone access lines and revenue to continue to decline in future periods.

Partially offsetting these revenue declines, wholesale services (primarily UNE-P lines provided to competitors) increased revenues approximately $94 in 2004 and $478 in 2003. The 2004 increase reflects UNE rate increases approved by various state utilities commissions while the 2003 increase reflects growth in UNE-P lines during 2003. Net settlements and billing adjustments with our wholesale customers increased revenues approximately $204 in 2004 and decreased revenue $297 in 2003. Revenue also increased by $37 in 2004 due to the reduction of an accrual related to Federal Communications Commission (FCC) proceedings on the inclusion of other postretirement benefit costs in previous tariff filings. Revenue increased by $71 in 2004 related to a September 2004 ruling by the California Public Utility Commission (CPUC) that retroactively increased UNE-P rates we could charge in California. In 2003, revenue decreased approximately $210 due to an earlier California regulatory order that reduced UNE-P pricing.

Data revenues increased $834, or 8.2%, in 2004 and $511, or 5.3%, in 2003. These increases were primarily due to continued growth in DSL, our broadband internet-access service, which increased data revenues approximately $538 in 2004 and $484 in 2003. The number of DSL lines in service grew to approximately 5.1 million in 2004 as compared to 3.5 million at the end of 2003 and 2.2 million at the end of 2002. Revenues from large-business customers (as well as DSL) typically consist of revenue from the initial installation of equipment followed by services provided over multiple years.

Additionally in 2004, revenue from data equipment sales and network integration services increased approximately $402, reflecting our expansion into the large-business market.

Partially offsetting the 2004 increases, revenue from our high-capacity transport services decreased approximately $81 in 2004. Our high-capacity transport services, which include DS1s and DS3s (types of dedicated high-capacity lines), and SONET (a dedicated high-speed solution for multisite businesses), represented about 61% of total data revenues in 2004. Included in the 2004 decrease in high-capacity transport revenues was the impact of a one-time MCI, Inc. (MCI) (formerly known as WorldCom) 2003 settlement of approximately $45 which affected year-over-year comparisons. Also included in our high-capacity results was the impact of the continued implementation of the 2000 federal Coalition for Affordable Local and Long Distance Services (CALLS) order which decreased revenue approximately $44 in 2004. Our 2004 high-capacity results also reflected a revenue decrease of $21 related to the September 2004 California order described above which retroactively lowered UNE-P rates for data services.

In 2003, revenue from our high-capacity transport services decreased approximately $16 and represented about 66% of our total data revenues. Included in our 2003 high-capacity transport results was the impact of the one-time MCI settlement mentioned above which increased 2003 high-capacity revenues approximately $45. This increase was partially offset by approximately $26 related to a prior-year WorldCom settlement which increased 2002 revenue. Also included in our high-capacity results was the impact of the continued implementation of the 2000 federal CALLS order which decreased revenue approximately $82 in 2003.

Long-distance voice revenues increased $736, or 28.7%, in 2004 and $237, or 10.2%, in 2003. The 2004 increase was primarily driven by increased sales of combined long-distance and local calling fixed-fee offerings (referred to as “bundling”). Sales of our bundling offers continued to increase in our Midwest, West and Southwest regions with the most significant improvements in results occurring in our Midwest region, where we launched long-distance service in late September and October 2003.

Retail interLATA (traditional) long-distance revenues increased approximately $825 in 2004, reflecting our ability to offer nationwide long-distance services. In addition to our previous entries into the long-distance markets in our Southwest region and Connecticut, we entered the long-distance markets in our West region in late December 2002 and April 2003 and our Midwest region in late September and October of 2003. Also contributing to the increase was continued growth in our international calling bundles and our business long-distance service. Our retail international long-distance revenue increased approximately $135 due to higher call volumes that originate or terminate internationally. In addition, revenue from our toll-free and calling card services increased approximately $64 during 2004.

Partially offsetting these increases was a decline of approximately $317 in retail intraLATA long-distance (local toll) revenues. The decrease in intraLATA revenues was due to a decline in minutes of use, price decreases caused by increased competition and our fixed-fee bundling offerings, and access line losses. Market-driven price reductions decreased intraLATA revenues approximately $91. IntraLATA revenues declined approximately $51 due to access line losses. The decline in minutes of use mainly related to the increased sales of our fixed-fee bundles, which do not separately bill minutes of use. If the growth rate in these fixed-fee bundles were to decline as our interLATA long-distance markets continue to mature, we would expect these declining intraLATA revenue trends to also diminish.

The 2003 increase was primarily driven by increased sales of combined long-distance and local calling fixed-fee offerings in our West, Southwest and Midwest regions due to our entry into these regions mentioned above. Retail interLATA long-distance (traditional long-distance) revenues increased approximately $385 reflecting our ability to offer nationwide long-distance services. Also contributing to the increase was continuing growth in our international calling bundles and our business long-distance service. Our retail international long-distance revenue increased approximately $112 due to higher call volumes that originate or terminate internationally.

Partially offsetting these 2003 increases was a decline of approximately $286 in retail intraLATA long-distance revenues. The decrease in intraLATA revenues is due to a decline in minutes of use, access line losses and price decreases caused by increased competition and our fixed-fee bundling packages. The 2003 intraLATA revenue decline was primarily due to decreases in billed intraLATA minutes of use. IntraLATA revenues declined approximately $106 due to access line losses. Market-driven price reductions decreased intraLATA revenues approximately $53.

Other operating revenues decreased $33, or 1.8%, in 2004 and $117, or 6.0%, in 2003. Revenue from directory and operator assistance, billing and collection services provided to other carriers and other miscellaneous products and services decreased approximately $97 in 2004 and $119 in 2003. Various one-time billing adjustments also decreased revenues approximately $71 in 2004 and $75 in 2003. Commissions revenue received from Cingular related to Cingular customers added through SBC sales sources decreased approximately $27 in 2004 after increasing $57 in 2003 reflecting more stringent credit policies put in place in 2004. Partially offsetting these revenue decreases, our co-branded SBC | DISH Network satellite TV service and other pricing changes increased revenue approximately $94 and $20, respectively in 2004. Price increases, primarily in directory assistance, increased revenues approximately $48 in 2004 and $38 in 2003.

Cost of sales expenses increased $662, or 4.2%, in 2004 and $238, or 1.5%, in 2003. Cost of sales consists of costs we incur to provide our products and services, including costs of operating and maintaining our networks. Costs in this category include repair services, certain network planning and engineering expenses, operator services, information technology, property taxes related to elements of our network, and payphone operations. Pension and postretirement costs are also included to the extent that they are allocated to our network labor force and other employees who perform the functions listed in this paragraph.

Costs associated with equipment sales and related network integration services, our SBC | DISH Network satellite TV service and DSL modems increased approximately $603 in 2004 and $77 in 2003, reflecting our emphasis on our growth initiatives in the large-business market, DSL and video. Costs associated with equipment for large-business customers (as well as DSL and video) typically are greater than costs associated with services that are provided over multiple years. Our 2004 costs accordingly reflect our initial expansion into the large-business market during 2004. We expect continued increases in expenses related to our SBC | DISH Network satellite TV service and large-business initiatives.

Salary and wage merit increases and other bonus accrual adjustments increased expense approximately $356 in 2004 and $508 in 2003. As a result of our labor contract settlements, the accrual and partial payment of a retiree bonus increased expenses approximately $154 in 2004. Traffic compensation expense (for access to another carrier’s network) increased approximately $122 in 2004 as our long-distance service generated higher traffic (telephone call) expenses of $522 which was partially offset by a decrease of $400 due to lower rates we paid on local traffic terminating on competitor networks and to wireless customers. In 2003, traffic compensation expense increased approximately $36 as the higher traffic expense generated from our long-distance service of $248 was partially offset by a decrease of $212 due to lower rates we paid on local traffic terminating on competitor networks and to wireless customers. Expenses increased approximately $54 in 2004 due to higher severance accruals, after decreasing $221 in 2003. In 2003, our combined net pension and postretirement cost (which include certain employee-related benefits) increased approximately $824 due to net investment losses and pension settlement gains recognized in previous years, which reduced the amount of unrealized gains recognized in 2003. Also contributing to the increased net pension and postretirement costs was a lower assumed long-term rate of return on plan assets, a reduction in the discount rate used to calculate service and interest costs, higher-than-expected medical and prescription drug claims and an increase in our medical cost trend rates (see Note 10).

Partially offsetting the increases, our combined net pension and postretirement cost decreased approximately $306 in 2004 reflecting changes in nonmanagement retirees’ medical coverage and our accounting for the Medicare Act. See our “Consolidated Results” section for further discussion of combined net pension and postretirement cost. Lower employee levels decreased expenses, primarily salary and wages, approximately $208 in 2004 and $312 in 2003. Nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs decreased approximately $148 in 2004 and $545 in 2003. Other employee-related expenses including travel, training and conferences were essentially flat in 2004 and decreased approximately $34 in 2003.

Selling, general and administrative expenses increased $412, or 4.7%, in 2004 and $349, or 4.1%, in 2003. Selling, general and administrative expenses consist of our provision for uncollectible accounts, advertising costs, sales and marketing functions, including our retail and wholesale customer service centers; centerally managed real estate costs, including maintenance and utilities on all owned and leased buildings; credit and collection functions and corporate overhead costs, such as finance, legal, human resources and external affairs. Pension and postretirement costs are also included to the extent they relate to employees who perform the functions listed in this paragraph.

Nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs increased approximately $188 in 2004 and decreased $120 in 2003. Salary and wage merit increases and other bonus accrual adjustments increased expenses approximately $127 in 2004 and $470 in 2003. Expenses increased approximately $111 in 2004 due to higher severance accruals, after decreasing $148 in 2003. As a result of our labor contract settlements, the accrual and partial payment of a retiree bonus increased expenses approximately $79 in 2004. Other employee-related expenses including travel, training and conferences increased approximately $29 in 2004 and decreased $23 in 2003. In 2003, our combined net pension and postretirement cost (which include certain employee-related benefits) increased approximately $404 due to net investment losses and pension settlement gains recognized in previous years, which reduced the amount of unrealized gains recognized in 2003. Also contributing to the increased net pension and postretirement costs was a lower assumed long-term rate of return on plan assets, a reduction in the discount rate used to calculate service and interest costs, higher-than-expected medical and prescription drug claims and an increase in our medical cost trend rates (see Note 10).

Partially offsetting the increases, our combined net pension and postretirement cost decreased approximately $22 in 2004 reflecting changes in nonmanagement retirees’ medical coverage and our accounting for the Medicare Act. See our “Consolidated Results” section for further discussion of combined net pension and postretirement cost.

Our provision for uncollectible accounts decreased approximately $21 in 2004 and $479 in 2003 as we experienced fewer losses from our retail customers and a decrease in bankruptcy filings by our wholesale customers. Contributing to the decrease in 2003 was the 2003 reversal of WorldCom bad debt reserves of $86 as a result of a settlement reached with WorldCom (see “Other Business Matters”). Year-over-year comparisons were also affected by our recording in 2002 of an additional bad debt reserve of $125 as a result of the WorldCom bankruptcy filing.

Advertising expense decreased approximately $43 in 2004 and increased $368 in 2003. The advertising increase in 2003 was primarily driven by our launch of long-distance service in new markets and bundling initiatives, which declined slightly in 2004. Additionally, lower employee levels decreased expenses, primarily salary and wages, approximately $36 in 2004 and $121 in 2003.

Depreciation and amortization expenses decreased $309, or 4.0%, in 2004 and $679, or 8.0%, in 2003. Lower expense in 2004 was due primarily to lower capital expenditures over the last three years. The change in our depreciation rates when we adopted FAS 143 (see Note 1) decreased expenses approximately $340 in 2003. Reduced capital expenditures accounted for the remainder of the decrease in 2003.

Cingular
Segment Results

				Percent Change
				2004 vs.		2003 vs.
	2004	2003	2002	2003		2002

Segment operating revenues
Service	$17,473	$14,223	$13,922	22.9%		2.2%
Equipment	1,963	1,260	981	55.8		28.4

Total Segment Operating Revenues	19,436	15,483	14,903	25.5		3.9

Segment operating expenses
Cost of services and equipment sales	7,487	5,683	5,106	31.7		11.3
Selling, general and administrative	7,347	5,422	5,426	35.5		(0.1)
Depreciation and amortization	3,079	2,089	1,850	47.4		12.9

Total Segment Operating Expenses	17,913	13,194	12,382	35.8		6.6

Segment Operating Income	1,523	2,289	2,521	(33.5)		(9.2)

Interest Expense	900	856	911	5.1		(6.0)

Equity in Net Income (Loss) of Affiliates	(390)	(323)	(265)	(20.7)		(21.9)

Other, net	(70)	(60)	(94)	(16.7)		36.2

Segment Income	$163	$1,050	$1,251	(84	.5)%	(16	.1)%

Accounting for Cingular
We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e., 50/50) with our 40% economic partner BellSouth in the joint venture. We have equal voting rights and representation on the board of directors that controls Cingular. This means that our consolidated results include Cingular’s results in the “Equity in net income of affiliates” line. However, when analyzing our segment results, we evaluate Cingular’s results on a stand-alone basis using information provided by Cingular during the year. In February 2005, we announced we were recording a charge against fourth-quarter 2004 results to reflect the correction of an error relating to the lease accounting practices of Cingular. Cingular restated previous financial results. Our prior-years’ financial results were not restated due to the immateriality of this adjustment to the results of operations, cash flows and financial position for the current year or any individual or prior period. As a result of the charge, we reduced our fourth-quarter 2004 equity in net income of affiliates by approximately $105. This charge does not affect Cingular’s cash flows and is primarily related to the timing of recording rental expense, which would balance out over the life of the affected operating leases. Because this was a noncash charge which had an immaterial impact on reported segment results for the periods presented and since the information used for analysis did not include this adjustment, in the segment table above, we present 100% of Cingular’s revenues and expenses excluding this adjustment under “Segment operating revenues” and “Segment operating expenses.” Including 100% of Cingular’s results in our segment operations (rather than 60% in equity in net income of affiliates) affects the presentation of this segment’s revenues, expenses, operating income, nonoperating items and segment income but does not affect our consolidated net income.

Acquisition of AT&T Wireless
On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash. In connection with the acquisition, we entered into an investment agreement with BellSouth and Cingular. Under the investment agreement, we and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the acquisition’s purchase price. Based on our 60% equity ownership of Cingular, and after taking into account cash on hand at AT&T Wireless, we provided additional equity of approximately $21,600 to fund the consideration. In exchange for this equity contribution, Cingular issued to us and BellSouth new membership interests in Cingular. Equity ownership and management control of Cingular remains unchanged after the acquisition. See “Liquidity and Capital Resources” and Note 16 for more details.

With the acquisition, Cingular now serves over 49 million customers and is the largest provider of mobile wireless voice and data communications services in the United States, based on the number of wireless customers. In December 2004, Cingular closed its previously announced agreement with Triton PCS (Triton), whereby Cingular received wireless properties and spectrum in Virginia (including one of the top 50 metropolitan areas) from Triton and in exchange Triton received AT&T Wireless’ spectrum and properties in North Carolina and Puerto Rico and $176 in cash. Upon completion of the AT&T Wireless and Triton transactions, Cingular has license coverage serving an aggregate population of potential customers, referred to as “POPs”, of approximately 290 million, including all of the 100 largest metropolitan areas. As required by the FCC and the United States Department of Justice, Cingular will divest assets, including wireless services and spectrum licenses, in parts of 11 states. These divestitures, when made, will not materially affect Cingular’s financial results or business, including Cingular’s ability to provide services in the top 100 metropolitan areas.

Cingular’s Operating Results
Our Cingular segment operating income margin was 7.8% in 2004, 14.8% in 2003, and 16.9% in 2002. The lower 2004 margin was caused by increased expenses that were only partially offset by increased revenues. The primary driver for 2004 increases in almost every component of Cingular’s total operating revenues and operating expenses was the acquisition of AT&T Wireless in late October 2004 and inclusion of AT&T Wireless operating results since the acquisition. At December 31, 2004, Cingular served more than 49 million wireless customers as compared to approximately 24 million at December 31, 2003 and 22 million at December 31, 2002.

Cingular’s operating expenses increased $4,719, or 35.8%, in 2004 primarily due to incremental expenses from AT&T Wireless; merger and integration costs of $288 related to the acquisition of AT&T Wireless; acquisition costs associated with significantly higher customer additions; and extensive customer retention and customer service initiatives. Network operating costs also increased due to growth in customer usage and incremental costs related to Cingular’s Global System for Mobile Communication (GSM) network upgrade completion and redundant expenses related to concurrently operating its Time Division Multiple Access (TDMA) and GSM networks. Equipment costs increased at a higher rate than equipment revenues due to Cingular’s sales of handsets below cost, through direct sales sources, to customers who committed to one-year or two-year contracts or in connection with other promotions. Handset equipment costs increased $843 in 2004. Costs slightly decreased in other areas, including prior and ongoing system and process consolidations and roaming costs. Operating expenses also included a $31 charge related to a decrease in the fair value of Cingular Interactive’s Mobitex business.

Only partially offsetting these expense increases was revenue growth, including incremental revenues from the acquisition of AT&T Wireless. Average revenue per customer declined in 2004 compared to 2003 due to customer shifts to all-inclusive rate plans that include roaming, long-distance and “rollover” minutes (which allow customers to carry over unused minutes from month to month for up to one year). An increase in customers on rollover plans tends to lower average monthly revenue since unused minutes (and associated revenue) are deferred until subsequent months, up to one year.

The lower 2003 margin as compared to 2002 was caused by a number of factors. Cingular’s operating expenses increased primarily due to acquisition costs related to higher customer additions and extensive customer retention and customer service initiatives in anticipation of number portability. Network operating costs also increased due to ongoing growth in customer usage and incremental costs related to Cingular’s GSM network upgrade. Only partially offsetting these expense increases were modest revenue growth and slightly decreased costs in other areas, including prior and ongoing system and process consolidations. The continued decline in Cingular’s operating margin also reflects continued customer shifts to all-inclusive rate plans that include roaming, long-distance and rollover minutes. See further discussion of the details of our Cingular segment revenues and expenses below.

Service revenues increased $3,250, or 22.9%, in 2004 and $301, or 2.2%, in 2003. Cingular’s service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Cingular’s local voice revenues increased approximately $2,706 in 2004 due to the acquisition of AT&T Wireless, the increase in Cingular’s wireless customer base of more than 25 million (which increased Cingular’s average number of wireless customers by 28.3%) and greater local minutes of use. The remaining increase in local voice revenues primarily resulted from increases in USF and regulatory compliance fees and lower rollover plan revenue deferrals. Data service revenues increased $438 in 2004, primarily in text messaging services. Data service revenues represented approximately 4.6% of Cingular’s total revenues for 2004. AT&T Wireless incremental revenues accounted for approximately 43.8% of the data service revenue increase. Roaming revenues from other wireless carriers for use of Cingular’s and AT&T Wireless’ network was flat in 2004. Roaming revenues from Cingular customers was essentially flat and is expected to decline due to customers continuing to migrate to all-inclusive regional and national rate plans that include roaming and long-distance. The remaining service revenue increases were mainly due to long-distance and other incremental revenue from AT&T Wireless.

For 2003, Cingular’s local voice revenues increased approximately $319 due to higher customer net additions and greater local minutes of use. Data services also increased $168, primarily in text messaging services. These increases were partially offset by decreases of approximately $172 in roaming and long-distance revenues, of which $57 were attributable to Cingular customers continuing to migrate to all-inclusive regional and national rate plans that include roaming and long-distance. Roaming revenues from other wireless carriers for use of Cingular’s network decreased approximately $115 in 2003, primarily due to lower negotiated roaming rates, which offset the impact of increasing volumes. In addition, approximately $35 of activation revenues from Cingular’s own sales sources were reclassified from local service revenues to equipment sales as a result of the July 2003 adoption of Emerging Issues Task Force Interpretation No. 00-21 (EITF 00-21) (see Note 1).

Equipment revenues increased $703, or 55.8%, in 2004 and $279, or 28.4%, in 2003. For 2004, equipment sales were driven by increased handset revenues primarily as a result of significantly higher gross customer additions and increases in existing customers upgrading their units. Upgrade unit sales reflect an increase in GSM upgrades and Cingular’s efforts to increase the number of customers under contract.

For 2003, equipment sales were driven by increased handset revenues primarily as a result of significantly higher customer additions and increases in existing customers upgrading their units. In addition, 2003 equipment revenues also increased $35 due to the July 2003 adoption of EITF 00-21 mentioned previously (see Note 1).

Cost of services and equipment sales expenses increased $1,804, or 31.7%, in 2004 and $577, or 11.3%, in 2003. More than half of the 2004 increase in cost of services was due to incremental costs related to the acquired AT&T Wireless network. Cost of services increased due to increases in network usage with a 54.2% increase in minutes of use for 2004. Local network costs also increased due to system expansion and increased costs of redundant TDMA networks during the current GSM/General Packet Radio Services (GPRS)/Enhanced Data Rates for GSM Evolution (EDGE) network overlays and included the $31 charge related to Cingular’s Mobitex business, mentioned previously.

Equipment sales expense increased $843 in 2004 primarily due to higher handset unit sales associated with the significant increase in customer additions and existing customers upgrading their units. AT&T Wireless customer additions contributed to more than 50% of the equipment costs increase. Equipment costs increased at a higher rate than equipment revenues due to Cingular’s sales of handsets below cost, through direct sales sources, to customers who committed to one-year or two-year contracts or in connection with other promotions.

The 2003 increase in cost of services and equipment sales expense was primarily due to increased equipment costs of $496 as well as higher network costs. The increased equipment costs were driven primarily by higher handset unit sales associated with the significant increase in customer additions and existing customers upgrading their units. Increased equipment costs also resulted from higher per-unit handset costs due to a shift to higher-end handsets such as the dual-system TDMA/GSM handsets in use during Cingular’s GSM system conversion and newly introduced GSM-only handsets. In addition, Cingular sold handsets below cost as mentioned previously. Network costs increased due to a 19.1% increase in minutes of use for 2003. Local network costs also increased due to system expansion and increased costs of redundant TDMA networks during the GSM system upgrade in 2003.

Selling, general and administrative expenses increased $1,925, or 35.5%, in 2004 and decreased $4, or 0.1%, in 2003. Cingular’s 2004 expenses increased primarily due to incremental expenses associated with the acquisition of AT&T Wireless. These incremental expenses included $277 of merger integration and planning expenses, which were primarily related to re-branding and advertising of the Cingular and AT&T Wireless combination, and project management and information technology costs to support customer service, sales and billing systems integrations. Sales expense increased $232 primarily due to the higher customer additions and significant incremental costs related to acquiring AT&T Wireless. General and administrative expenses increased primarily due to incremental expenses from AT&T Wireless and merger integration costs.

Cost also increased due to the significantly higher customer gross additions and other customer service and support initiatives. Commissions expense increased approximately $289 in 2004 due to the impact of higher gross customer additions and customer upgrades. AT&T Wireless customer additions and upgrades contributed to more than 50% of the commissions expense increase. General and administrative expenses also increased due to a higher number of employees and employee-related expenses related to customer retention and customer service improvement initiatives and increases in bad debt expense.

Cingular’s 2003 expense was basically flat compared to 2002 due to lower billing, administrative and bad debt expenses partially offset by increased selling expenses. The lower billing expenses reflected efficiencies gained from 2002 system conversions and related consolidations. The decreased administrative costs were due to reduced employee-related costs and decreased information technology and development expenses resulting from a 2002 workforce reorganization. The decline in bad debt expense included a $20 recovery of 2002 WorldCom write-offs. Partially offsetting these declines were increased selling expenses of approximately $103 driven primarily by higher advertising costs and commissions expense. The commissions expense increase reflected the nearly 14% increase in total postpaid and prepaid gross customer additions compared with 2002.

Depreciation and amortization expenses increased $990, or 47.4%, in 2004 and $239, or 12.9%, in 2003. The 2004 increase included depreciation and amortization expenses of $740 related to the acquisition of AT&T Wireless, comprised of increased depreciation expense of $325 and increased amortization expense of $415 primarily related to the purchase price valuation of AT&T Wireless customer contracts acquired. Excluding this impact, Cingular’s depreciation and amortization expense increased approximately $250 primarily related to on-going capital spending for network upgrades, including the GSM/GPRS/EDGE network overlays, and increased depreciation on certain network assets which resulted from Cingular’s further review and decision in 2004 to shorten the estimated remaining useful life of TDMA assets based on Cingular’s projected transition of network traffic to GSM technology. These TDMA assets will be fully depreciated by the end of 2007. Included in the $250 expense increase was a $46 decline in amortization expense due to certain intangibles being fully amortized during 2004.

The 2003 increase was primarily related to higher capital expenditures for network upgrades, including the GSM overlay, and increased depreciation on certain network assets resulting from Cingular’s 2003 decision to shorten the estimated remaining useful life of TDMA assets, mentioned previously.

Other Cingular Transactions
In December 2004, Cingular entered into a definitive agreement to sell their indirect interest in IDEA Cellular Ltd. (IDEA), a cellular telecommunications company in India, to a joint venture between STT Communications Ltd. and TM International Sdn, a wholly owned subsidiary of Telekom Malaysia Berhd. Cingular will receive approximately $210, which represents 9.1 billion rupees converted to U.S. dollars at December 31, 2004. The transaction is subject to approval by several regulatory agencies in India as well as the lenders of IDEA.

In November 2004, Cingular entered into a definitive agreement with Alltel Corporation to sell certain former AT&T Wireless assets and properties (which included licenses, network assets and subscribers) that Cingular currently operates in several markets, the largest of which is Oklahoma City, Oklahoma. Cingular also agreed to sell 20 MHz of spectrum and the network assets formerly held by AT&T Wireless in Wichita, Kansas.

In October 2004, Cingular sold Cingular Interactive, L.P. (Cingular Interactive) to affiliates of Cerberus Capital Management, L.P. (Cerberus). The sale included Cingular Interactive’s Mobitex network, customer service operations, information technology systems and the transfer of most of Cingular Interactive’s customers. Cingular will continue offering Mobitex data products as a reseller of Cerberus services. In connection with this transaction, Cingular evaluated the recoverability of its Cingular Interactive long-lived asset carrying values, including property, plant and equipment and FCC licenses, and recorded a charge of approximately $31 reflecting a decline in the assets’ fair value.

In May 2004, Cingular announced it would end its network infrastructure joint venture with T-Mobile USA (T-Mobile) in New York City, California and Nevada. Upon the dissolution of the joint venture, Cingular will sell its California/Nevada network and certain California/Nevada spectrum to T-Mobile for approximately $2,300 in cash, net of dissolution payments, and retain the right to utilize the California/Nevada and New York City networks during a four-year transition period. In connection with the dissolution of the venture, Cingular and T-Mobile will exchange spectrum at a future date. As agreed to as part of the original joint venture agreement, Cingular will receive 10 MHz of spectrum in New York City and T-Mobile will receive 5 MHz of spectrum in nine basic trading areas (BTAs) in California and Nevada, the largest of which is San Diego. Cingular also agreed to sell 10 MHz of spectrum to T-Mobile in each of the San Francisco, Sacramento and Las Vegas BTAs for $180. T-Mobile will also have the option to purchase an additional 10 MHz of spectrum in the Los Angeles and San Diego BTAs from Cingular within two years, under certain circumstances. The first stage of these transactions closed on January 5, 2005. As required by GAAP, Cingular will not report its gains on these transactions until 2007 due to the continuing involvement by Cingular during the transition period and until the completion of the spectrum exchange.

In April 2004, Cingular completed the purchase of licenses for wireless spectrum issued by the FCC in 34 markets for $1,400 from NextWave Telecom, Inc.

Directory
Segment Results

				Percent Change
				2004 vs.		2003 vs.
	2004	2003	2002	2003		2002

Total Segment Operating Revenues	$3,759	$3,773	$3,966	(0	.4)%	(4	.9)%

Segment operating expenses
Cost of sales	890	847	864	5.1		(2.0)
Selling, general and administrative	754	790	767	(4.6)		3.0
Depreciation and amortization	9	21	30	(57.1)		(30.0)

Total Segment Operating Expenses	1,653	1,658	1,661	(0.3)		(0.2)

Segment Income	$2,106	$2,115	$2,305	(0	.4)%	(8	.2)%

In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana. Our directory segment results for all periods shown have been restated to exclude the results of those operations (see Note 17). In December 2004, our directory segment entered into a joint venture agreement with BellSouth and acquired the internet directory provider, YPC.

Our directory segment operating income margin was 56.0% in 2004, 56.1% in 2003 and 58.1% in 2002. The segment operating income margin in 2004 compared to 2003 was essentially unchanged as our revenues and expenses for both periods were relatively flat. The segment operating income margin in 2003 compared to 2002 decreased as a result of lower revenue. See further discussion of the details of our directory segment revenue and expense fluctuations below.

Operating revenues decreased $14, or 0.4%, in 2004 and $193, or 4.9%, in 2003. Revenues in 2004 decreased primarily in our local Yellow Pages advertising, which decreased $95 in 2004, as a result of competition from other publishers and other advertising media. The decrease in 2004 was partially offset by an increase of $30 in internet advertising revenue and an improvement of $27 in revenue adjustments related to customer complaints. The decrease in revenue in 2003 was related to a decrease of $172 in our local Yellow Pages advertising and $31 in our national Yellow Pages advertising. This decrease was partially offset by an increase in internet advertising of $21 and an improvement of $12 in revenue adjustments related to customer complaints.

Cost of sales increased $43, or 5.1%, in 2004 and decreased $17, or 2.0%, in 2003. In 2004, cost of sales increased due to higher costs for commissions of $20, publishing of $18 and distribution of $10 which were partially offset by a decrease in costs for paper and printing. Cost of sales decreased in 2003 as a result of lower costs for commissions, distribution and publishing.

Selling, general and administrative expenses decreased $36, or 4.6%, in 2004 and increased $23, or 3.0%, in 2003. Decreased expenses in 2004 were primarily due to lower uncollectible expense of $68 partially offset by increases in advertising expense of $25 and increased employee benefit-related costs of $14. The increase in expenses in 2003 was the result of higher costs of $62 for employee-related items such as salaries, pensions and other benefits, which were partially offset by a decrease in sales agency costs of $21 and a reduction in uncollectible expense of $10.

International
Segment Results

				Percent Change
				2004 vs.		2003 vs.
	2004	2003	2002	2003		2002

Total Segment Operating Revenues	$22	$30	$35	(26	.7)%	(14	.3)%

Total Segment Operating Expenses	31	47	85	(34.0)		(44.7)

Segment Operating Income (Loss)	(9)	(17)	(50)	47.1		66.0

Equity in Net Income of Affiliates	812	606	1,152	34.0		(47.4)

Segment Income	$803	$589	$1,102	36.3%		(46	.6)%

Our international segment consists primarily of equity investments in international companies, the income from which we report as equity in net income of affiliates. Revenues from direct international operations are less than 1% of our consolidated revenues.

Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. See Note 1 for a discussion of foreign currency translation. Our foreign investments are recorded under GAAP, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries. In discussing Equity in Net Income of Affiliates, all dollar amounts refer to the effect on our income. We first summarize in a table the individual results for our significant equity holdings then discuss our annual results. See “Other income (expense) – net” and Note 2 for information on the sale of several investments during 2004.

Segment operating revenues decreased $8, or 26.7%, in 2004 and $5, or 14.3%, in 2003. Revenues declined primarily due to lower management-fee revenues.

Segment operating expenses decreased $16, or 34.0%, in 2004 and $38, or 44.7%, in 2003. The decreases were primarily due to lower corporate-allocated charges.

Our equity in net income of affiliates by major investment at December 31, are listed below:

	2004	2003	2002

América Móvil	$132	$76	$60
Belgacom [1]	49	28	218
Bell Canada [1]	-	-	53
Cegetel [1]	-	-	88
TDC [1]	328	182	481
Telkom South Africa [1]	115	121	31
Telmex	180	196	219
Other	8	3	2

International Equity in Net
Income of Affiliates	$812	$606	$1,152

[1] Investment sold

Equity in net income of affiliates increased $206, or 34.0%, in 2004 and decreased $546, or 47.4%, in 2003. The increase in 2004 was primarily due to a gain of approximately $235 from TDC, related to the sale of its interest in Belgacom. Equity income in 2004 also increased due to a settlement loss of $160 in 2003 on a transfer of pension liabilities which affected year-over-year comparisons. The settlement loss in 2003 resulted from a transfer of pension liabilities by Belgacom to the Belgian government and included a loss of approximately $115 from Belgacom and TDC’s loss of $45 associated with the same transaction. 2004 equity in net income of affiliates also increased approximately: (1) $53 due to favorable operating results, primarily at América Móvil, (2) $46 due to prior-year restructuring charges at TDC, and (3) $65 due to favorable financing and exchange-rate impacts. These increases were partially offset by lower equity income of approximately $314 related to asset sales, including: (1) $131 from the sale of our and TDC’s investment in Belgacom, (2) $38 from the sale of our interest in Telkom and (3) $145 from the sale of our interest in TDC. The increases were also offset by combined charges of approximately $51 for 2004 restructuring charges at TDC and impairment of our goodwill associated with a TDC subsidiary.

The decrease in 2003 was primarily due to transactions at Belgacom, including a settlement loss on the transfer of pension liabilities in 2003 mentioned above, and gains on a sale by Belgacom and TDC which occurred in 2002 and affected year-over-year comparisons. The 2002 gains included approximately $180 from Belgacom, related to a sale of a portion of its Netherlands wireless operations and TDC’s gain of approximately $336 associated with that same sale. Additionally, comparisons for 2003 were affected by 2002 gains of $17 from Belgacom, related to a merger involving one of its subsidiaries and TDC’s gain of approximately $7 associated with that same transaction.

Equity income for 2003 also decreased due to restructuring charges of $39 at TDC and foregone equity income of approximately $88 and $53 from the sales of Cegetel and Bell Canada, respectively. Equity income from Telmex decreased approximately $23 for 2003 due primarily to 2002 deferred tax adjustments and unfavorable exchange rates, partially offset by lower financing costs.

The decrease for 2003 was partially offset by the year-over-year comparison of $101 from a 2002 restructuring charge at Belgacom, as well as a favorable exchange-rate impact at TDC of $28. Also offsetting the 2003 decrease were improved operating results from Belgacom of $58 primarily driven by wireline and wireless operations and $32 at TDC primarily due to improved TDC Switzerland operations. Additionally, equity income from América Móvil for 2003 increased approximately $15 resulting from improved operating results and lower financing, partially offset by tax adjustments. Equity income from Telkom for 2003 increased approximately $89 resulting primarily from a favorable exchange-rate impact, improved operating results and a gain resulting from the significant reduction of an arbitration accrual.

Other Segment Results

				Percent Change
				2004 vs.		2003 vs.
	2004	2003	2002	2003		2002

Total Segment Operating Revenues	$244	$263	$389	(7	.2)%	(32	.4)%

Total Segment Operating Expenses	64	119	175	(46.2)		(32.0)

Segment Operating Income	180	144	214	25.0		(32.7)

Equity in Net Income of Affiliates	61	647	769	(90.6)		(15.9)

Segment Income	$241	$791	$983	(69	.5)%	(19	.5)%

Our other segment results in 2004, 2003 and 2002 primarily consist of corporate and other operations.

Segment operating revenues decreased in 2004 compared to 2003 as a result of lower revenues from paging and capital leasing subsidiaries. 2003 revenues decreased as a result of lower operating revenue from a capital leasing subsidiary.

Substantially all of the Equity in Net Income of Affiliates represents the equity income from our investment in Cingular.

Operating Environment and Trends of the Business

2005 Revenue Trends We expect our revenues to stabilize and result in low year-over-year growth. Our revenue expectations assume that we will experience improvement in our retail access line trends, partially offset by a decline in the number of wholesale lines we provide, based on favorable developments in the federal regulatory environment (see our “Regulatory Developments” section). Federal regulatory developments have also allowed us to expand services utilizing our broadband network (see “Project Lightspeed” discussed in our “Expected Growth Areas”). As a result, we assume that we will experience growth in DSL consistent with our 2004 results and additional opportunities in the national data markets (see “Expected Growth Areas”). We also assume continued long-distance subscriber growth, providing long-distance service to approximately 60% of our retail access lines by the end of 2005. During the fourth quarter of 2004, Cingular completed its acquisition of AT&T Wireless and is now the largest wireless service provider in the United States. While Cingular’s revenues are not included in our consolidated revenues, we expect the increased availability and competitiveness of its service offerings will enhance our bundling opportunities (see “Cingular” below). However, we also expect that increasing competition in the communications industry, including the continued growth of alternative technologies such as wireless, cable and VoIP and our response to competitors’ pricing strategies, will pressure revenue. Nevertheless, we expect continued success with our bundling strategy to offset such pressure by improving customer retention and slowing our access line losses.

2005 Expense Trends We expect our operating income margin to improve slightly over 2004, due primarily to expected improvement in our revenues and continued cost control measures. In particular, we expect net workforce reductions during 2005 of approximately 7,000 employees, primarily through attrition. Expenses related to growth initiatives, such as Project Lightspeed (see “Expected Growth Areas”), and an expected increase in pension and other postretirement benefits costs, discussed below, will apply some pressure to our operating income margin.

2005 Pension and Retiree Medical Cost Expense Trends We expect combined net pension and postretirement cost of between $1,400 and $1,550 in 2005, compared to our combined net pension and postretirement cost of $1,287 in 2004. Because of the continued high cost of our combined net pension and postretirement benefits, we have taken steps to implement additional cost controls (see Note 10). Approximately 10% of these annual costs are capitalized as part of construction labor, providing a reduction in the net expense recorded. Certain factors, such as investment returns, depend largely on trends in the U.S. securities market and the general U.S. economy. In particular, uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed and a decline in the value of plan assets used in pension and postretirement calculations, which under GAAP we will recognize over the next several years. Should the securities markets decline and medical and prescription drug costs continue to increase significantly, we would expect increasing annual combined net pension and postretirement costs for the next several years.

For the majority of our labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from nonmanagement retirees, we have waived the cap during the relevant contract periods and thus not collected contributions from those retirees. Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, we do not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., for GAAP purposes, we assumed the cap would be waived for all future contract periods). If we had accounted for the cap as written in the contracts, our postretirement benefit cost would have been reduced by $696, $884 and $606 in 2004, 2003 and 2002. (See Note 10)

Cingular
In October 2004, Cingular acquired AT&T Wireless. As of December 31, 2004, Cingular served over 49 million customers and is the largest provider of mobile wireless voice and data communications services in the United States, based on the number of wireless customers. Also as a result of the acquisition, Cingular has access to licenses on the 850 and 1900 MHz bands to provide cellular or PCS wireless communications services covering an aggregate population of potential customers of approximately 290 million, or approximately 98% of the U.S. population, including all of the 100 largest U.S. metropolitan areas.

The addition of new licensed and facilities-covered spectrum as a result of the acquisition is expected to significantly enhance Cingular’s footprint and its ability to offer new services as well as improve customer satisfaction and retention by improving call clarity and reducing call interruptions. Cingular’s emphasis on retaining customers reflects industry trends that the wireless market is maturing and existing competitors must distinguish themselves through attractive service offerings and quality customer service in order to maintain operating margins.

From 2002 up to the acquisition, AT&T Wireless had reported operating revenues and average revenues per user higher than those of Cingular, but with significantly lower operating margins. For the nine months ended September 30, 2004, AT&T Wireless reported weak net customer additions, higher churn and decreases in service revenues and operating income, as compared with prior periods. Although AT&T Wireless’ average revenue per user historically had been higher than Cingular’s, it did decline versus the prior-year periods. As one of its post-acquisition priorities, Cingular expects to focus on reducing customer deactivations and increasing the level of customer service.

Cingular expects operations from the AT&T Wireless properties to remain weak for some time which may dilute Cingular’s performance results until it integrates AT&T Wireless’ assets and operations and successfully brings those operations under Cingular’s management. Cingular expects its costs for 2005 will increase significantly as it begins to integrate the operations of AT&T Wireless and that the integration of and accounting for the transaction will result in continuing higher costs for the next few years, principally due to noncash amortization expense associated with intangible assets. Cingular expects the most significant merger synergy cost savings to begin later in 2005 from the elimination of redundant facilities, advertising costs, staff, functions, capital expenditures and other resources.  Cingular expects these synergy savings to partially offset merger integration costs and higher amortization expense in the first two years and then contribute to higher operating margins beginning during 2007.

Pending Acquisition of AT&T
On January 30, 2005, we agreed to acquire AT&T Corp. (AT&T) using shares of SBC stock (see Note 19). The transaction has been approved by the Board of Directors of each company and also must be approved by the stockholders of AT&T. The transaction is subject to review by the Department of Justice and approval by the FCC and various other regulatory authorities. We expect that the acquisition of AT&T will create overall net synergies, primarily from reduced costs, with a present value of more than $15,000. We anticipate that nearly half the net synergies will come from the network operations and information technology areas, as facilities and operations are consolidated, and that the remaining cost synergies will come from combining business services organizations and eliminating duplicative corporate functions. We expect that 10 to 15 percent of net synergies will come from additional revenues. We expect that the acquisition will slow our revenue growth rate in the near term following the closing, but that the transaction will increase our earnings per share beginning in 2008.

Operating Environment Overview
In the Telecommunications Act of 1996 (Telecom Act), Congress established a pro-competitive, deregulatory national policy framework to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating burdensome regulation. Since the Telecom Act was passed, the FCC and state regulatory commissions have maintained many of the extensive regulatory requirements applicable to incumbent local exchange companies (ILECs), including our wireline subsidiaries, and imposed significant new regulatory requirements in a purported effort to jump-start a specific definition of competition.

In three successive orders (each of which was subsequently overturned by the federal courts as discussed below), the FCC required us to lease parts of our network (unbundled network elements, or UNEs) in a combined form known as the UNE-P to competing local exchange companies (CLECs), including AT&T and MCI. The states set the wholesale rates that we are allowed to charge our competitors for UNEs by utilizing the FCC prescribed Total Element Long Run Incremental Cost (TELRIC) methodology. TELRIC allows the state commissions to set UNE rates by speculating on what would be the forward-looking cost of building and operating a purely hypothetical network that utilizes the most efficient technology available. While many of the state commissions in our 13-state area have raised certain UNE rates modestly in the last year, we believe that overall UNE rates continue to be below our actual cost of providing services utilizing the existing network. Competitors have used these artificially low rates to target many of our highest revenue customers. For further discussion, see “State UNE Pricing Proceedings.”

In March 2004, the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit) overturned significant portions of the FCC’s third order on unbundling requirements for our traditional network (“narrowband facilities”), including those mandating the availability of the UNE-P. In the same decision, the court upheld the FCC’s decision to limit our obligation to provide competitors unbundled access to new broadband investments.

Since the D.C. Circuit’s March 2004 decision, the FCC has encouraged both ILECs and CLECs to negotiate private commercial agreements regarding access and interconnection to the ILECs’ networks without regulatory intervention. We have signed commercial agreements with several CLECs, one of which was our third largest UNE-P purchaser at the time of the agreement. We expect these contracts will result in a slight incremental increase in our total revenue versus the previously mandated UNE-P rates. We are actively negotiating private commercial agreements with other CLECs as well.

In August 2004, the FCC released interim rules that perpetuate nationwide unbundling of narrowband facilities through at least the end of February 2005. As a result, certain ILECs asked the D.C. Circuit to enforce its March 2004 order that had vacated those very same rules. Based upon the FCC’s response that it would issue new rules by the end of the year, the D.C. Circuit asked for a report on January 4, 2005.

In December 2004, the FCC adopted a new fourth set of rules for unbundling requirements to comply with the D.C. Circuit’s decision, which provide some significant relief from unbundling for mass market customers. In other respects, however, the FCC’s revised rules fail to fully comply with the D.C. Circuit’s decision; for example, the FCC retained unbundling requirements for many of our high-capacity loop and transport facilities. The revised rules include a one dollar increase in the current rates for existing UNE-P, which would remain in effect through a transition period (12 months from the effective date of the order). Because the FCC did not release its written order containing these revised rules until February 4, 2005, we have not yet been able to fully evaluate the impact of these new rules on our financial position or results of operations. However, we believe that the FCC’s revised rules do not accurately and fully address the concerns raised by the D.C. Circuit in its March 2004 order; therefore, we (together with several other parties) filed a petition challenging the revised rules with the D.C. Circuit on February 14, 2005, asking the court to order the FCC to adopt rules that are consistent with the court’s decision. See “December 2004 FCC Unbundling Rules” for a more detailed discussion of the revised rules.

In October 2004, the FCC approved three orders regarding the unbundling rules applicable to broadband. Each of the orders favorably limits our unbundling obligations. The FCC limited our obligation to unbundle fiber facilities to multiple dwelling units, such as apartment buildings. The FCC also limited our unbundling obligations as to fiber facilities deployed in fiber-to-the-curb arrangements. Finally, the FCC rejected CLEC arguments that these fiber facilities should be unbundled under another statutory provision. These orders have added some clarity to the applicable rules and enabled us to announce our intent to accelerate our planned deployment of our advanced fiber network (see “Project Lightspeed” discussed in “Expected Growth Areas”).

It is unclear how state regulatory commissions will respond to these new FCC rules. Our ability to implement the D.C. Circuit’s decision and to negotiate private commercial agreements has been constrained because many CLECs are hopeful that some state commissions nevertheless will attempt to require that all network elements continue to be unbundled under state law. We believe that the D.C. Circuit’s ruling in March 2004 precludes the states from determining which network elements must be unbundled. Continued unfavorable regulations imposed at the state level could cause us to experience additional declines in access line revenues and could reduce our invested capital and employment levels related to those services. For further discussion, see “State UNE Pricing Proceedings” discussed below.

Because of opportunities made available by the FCC rulings discussed above on broadband, we expect that our capital expenditures in 2005 will increase to a target range of between $5,400 and $5,700. We expect that the business opportunities made available in the broadband area will allow us to expand our products and services (see “Project Lightspeed” discussed in “Expected Growth Areas”). Despite a slightly more positive regulatory outlook and these broadband opportunities, increasing competition and the growth of alternative technologies such as cable, wireless and VoIP have created significant challenges for our business.

Expected Growth Areas
We expect our primary wireline products and wireless services to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireline Segment Results” and “Cingular Segment Results”). Over the next few years we expect an increasing percentage of our revenues to come from: (1) data, through existing services, new services to be provided by our Project Lightspeed initiative, and upon the closing of our pending acquisition of AT&T (see our “Operating Environment and Trends of the Business” section), and (2) Cingular’s wireless service. We expect data revenue from large businesses in particular to continue to increase since federal regulation (preventing us from offering traditional long-distance service) greatly limited our ability to market to those businesses on a regional and national level prior to 2004. In addition, we expect the acquisition of AT&T to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance Cingular’s ability to market its services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Data/Broadband Our data services include DSL/Internet (broadband) as well as services to large businesses. At December 31, 2004, our wireline data revenues represented approximately 27% of our consolidated revenues, an increase of 2% from 2003. DSL is available to approximately 77% of our wireline customer locations. Our DSL lines continue to grow and were approximately 5.1 million at December 31, 2004 compared to 3.5 million at the end of 2003.

The above-mentioned orders issued by the FCC in October 2004 have added some clarity to the applicable rules for broadband and enabled us to announce our intent to accelerate deployment of our Project Lightspeed initiative.

        Project Lightspeed In June 2004, we announced key advances in developing a network capable of delivering a new generation of integrated IP video, super-high-speed broadband and VoIP services to our residential and small-business customers, referred to as Project Lightspeed. For those customers who will not have access to or do not choose to utilize this network, we plan to continue to offer bundles that include high speed access to the Internet, voice services (including VoIP service) and satellite television services provided through our agreement with EchoStar. We are conducting trials using the proposed technology, and if successful, we expect to begin our build-out of our fiber-optic network in the first quarter of 2005.

We anticipate that we will deploy approximately 38,800 miles of fiber, reaching approximately 18 million households by year-end 2007, and expect to spend approximately $4,000 over the next three years in deployment costs and $1,000 in customer-activation capital expenditures spread over 2006 and 2007.

We believe that our planned deployment is subject to federal oversight as an “information service” under the Federal Communications Act, but not subject to state or local regulation. However, some cable providers and municipalities have claimed that certain IP service should be treated as a cable service and therefore subject to the applicable state and local regulation, which could include the requirement to obtain local franchises for our IP video service. If the courts were to decide that state and local regulation were applicable to our Project Lightspeed services, it could have a materially adverse effect on our deployment plans.

Wireless Cingular, our wireless joint venture with BellSouth, began operations in October 2000. During 2004, Cingular completed its acquisition of AT&T Wireless, which established Cingular as the largest provider of mobile wireless voice and data communications services in the United States, based on the number of wireless customers. At December 31, 2004, Cingular served approximately 49 million customers and had access to licenses to provide wireless communications services covering an aggregate population of potential customers of approximately 290 million, or approximately 98% of the U.S. population, including all of the 100 largest U.S. metropolitan areas.

Cingular’s wireless networks use equipment with digital transmission technologies known as GSM and TDMA technology. Cingular has upgraded its existing TDMA markets to use GSM technology in order to provide a common voice standard. Cingular is also adding high-speed wireless data services such as GPRS and EDGE. EDGE technology will allow customers to access the Internet from their wireless devices at higher speeds than even GPRS.

We expect that intense industry competition and market saturation will likely cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates. While the wireless telecommunications industry does continue to grow, a high degree of competition exists among four national carriers, their affiliates and smaller regional carriers. This competition will continue to put pressure upon pricing, margins and customer turnover as the carriers compete for potential customers. Future carrier revenue growth is highly dependent upon the number of net customer additions a carrier can achieve and the average revenue per customer. The effective management of customer turnover is also important in minimizing customer acquisition costs and maintaining and improving margins.

Cingular faces many challenges and opportunities in the future and is focused on the following key initiatives:

  Further establishing its position as a premier provider for business and government accounts by providing these customers access to sales and support professionals focused solely on their specialized needs.
  Continued improvement on the coverage and quality of its network. In 2004, Cingular began network enhancement in several states and a major expansion of the network in California and Nevada, which it expects to complete in 2006.
  Progression of plans to deploy Universal Mobile Telecommunications System (UMTS) third-generation (3G) network technology with High-Speed Downlink Packet Access (HSDPA) concurrent with its network integration over the next two years. UMTS and HSDPA provides superior speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform.

Regulatory Developments

Set forth below is a summary of the most significant developments in our regulatory environment during 2004. While these issues, for the most part, apply only to our wireline subsidiaries, the words “we,” “SBC” and “our” are used to simplify the discussion. In addition, the following discussions are intended as a condensed summary of the issues rather than a precise legal description of all of those specific issues.

Federal Regulation A summary of significant 2004 federal regulatory developments follows.

Network Unbundling Requirements In March 2004, the D.C. Circuit overturned significant portions of the FCC’s third set of rules regarding the obligation of ILECs, such as our wireline subsidiaries, to provide unbundled access to our traditional network. These rules were adopted by the FCC in its Triennial Review Order (TRO) in August 2003 to replace the FCC’s second set of unbundling rules, which were vacated by the D.C. Circuit in February 2003. Among other things, the D.C. Circuit vacated rules requiring us and other ILECs to provide unbundled mass-market switching (and therefore the UNE-P) and unbundled high-capacity loop and transport facilities. The D.C. Circuit also remanded the FCC’s rules requiring ILECs to make available enhanced extended links (EELs), which can be used as a substitute for special access services, a component of our wireline revenues, and questioned whether any requirement that ILECs provide EELs in place of special access could be lawful. The D.C. Circuit upheld the FCC’s decision not to unbundle broadband investment, including its decision to phase out line-sharing (which allows competitors to offer high-speed internet access over the high-frequency portion of traditional copper voice lines).

In August 2004, the FCC released interim rules requiring that, until March 13, 2005, or the effective date of the final fourth set of rules, whichever occurs earlier, ILECs continue to provide unbundled access to switching, enterprise market loops, and dedicated transport under the same rates, terms and conditions that were in effect on June 15, 2004, except that state commission orders raising rates can be implemented. Along with other ILECs, we voluntarily agreed not to raise rates unilaterally for certain UNEs (i.e., mass market UNE-P, and certain high-capacity loops and transport between our centeral offices) through the end of 2004, unless pursuant to a state commission decision.

In October 2004, we and other interested parties filed comments on the proposed new unbundling rules. Significantly, AT&T, which has long been a supporter of UNE-P, stated that it no longer seeks regulatory mandated access to the UNE-P (although other carriers, including MCI, continue to support access to the UNE-P).

December 2004 FCC Unbundling Rules In December 2004, the FCC adopted its fourth set of rules concerning an ILEC’s (such as our wireline subsidiaries) obligation to make elements of its network available to other competitors (such as AT&T and MCI). On February 4, 2005, the FCC released its written order containing the new rules, which will become effective on March 11, 2005. The FCC’s decision provides significant relief from unbundling by, among other things, eliminating our obligation to provide the UNE-P for mass market customers. However, because we believe that the FCC’s revised rules do not fully comply with the directives of the D.C. Circuit, we (together with several other parties) filed a petition challenging the revised rules with the D.C. Circuit on February 14, 2005, asking the court to order the FCC to adopt rules that are consistent with the court’s March 2004 order.

Set forth below is a summary of these revised unbundling rules. Because the FCC did not issue the written order containing these revised rules until February 4, 2005, we have not yet been able to fully evaluate the impact of the order on our financial position or results of operations.

  Use Restrictions The revised rules prohibit the use of UNEs for the exclusive provision of telecommunications services in the mobile wireless and long-distance markets, which the FCC previously found to be competitive. The FCC’s decision reverses its decision in the TRO to permit wireless carriers to purchase UNEs in place of special access services.

  UNE-P The UNE-P is a combination of all of the network elements necessary to provide complete end-to-end local service to a customer. The revised rules eliminate our obligation to unbundle mass market switching, consistent with the D.C. Circuit’s decision. From a practical perspective, the “switching” network element is the most significant component of the UNE-P, (i.e., the element that routes a telephone call or data to its destination). By eliminating the requirement to provide a network element, the FCC eliminated our obligation to provide the combination of elements, (i.e., the UNE-P, to CLECs). Under the FCC’s decision, ILECs need not provide the UNE-P to CLECs to serve any new customers following the March 11, 2005, effective date of the order. The revised rules also establish a 12-month transition period (running from the effective date of the order) to transition the existing base of UNE-P customers to some other service arrangement. During the transition, we will be allowed to raise the rate for the UNE-P by one dollar.

  Enhanced Extended Links The revised rules do not alter the requirement adopted in the TRO that we must provide combinations of unbundled high-capacity loops and transport elements (often referred to as “enhanced extended links” or EELs) to competitors. EELs are used to provide switched and dedicated services. Because the availability of EELs depends on where the underlying high-capacity loop and dedicated transport facilities must be unbundled, and the order was not released until February 4, 2005, we have not yet been able to fully evaluate the impact of the EELs rules. However, we expect that the revised rules could adversely affect our special access revenues. To mitigate this potential impact, we are developing alternatives including new product bundles and new contract arrangements that could significantly reduce our potential decrease in wireline revenues and we continue to challenge this portion of the rules in federal appeals court.

  Dedicated Transport The revised rules eliminate the unbundling of entrance facilities, which are transmission facilities that provide connections between our network and competitor networks, and limit our obligation to provide dedicated transport (interoffice lines with varying capacity, e.g., DS1 and DS3, used by only a single customer) to only those transmission facilities connecting our switches or centeral offices. We must continue to provide access to DS1, DS3 and dark fiber (unused fiber that must be “lit” before it can transmit a communications signal) transport except on routes where there are competitive alternatives, or on routes that connect wire centers (e.g., a centeral office) with a large number of business lines. Where the criteria are met to eliminate unbundling of dedicated transport facilities, there is a 12-month transition for DS1 and DS3 transport, and an 18-month transition for dark fiber transport. During transition, CLECs will not be permitted to purchase new dedicated transport facilities on routes that meet these criteria, and we will be permitted to increase the rate for the existing base by 15%. In our petition filed with the D.C. Circuit on February 14, 2005, we specifically challenged this portion of the revised rules, which we believe is not consistent with the D.C. Circuit’s March 2004 decision.

  Dark Fiber and Entrance Facilities The revised rules eliminated our obligation to provide dark fiber loops and entrance facilities (which are facilities connecting our network to a CLEC’s network) as UNEs. There is an 18-month transition plan for dark fiber loops, which does not permit CLECs to purchase new dark fiber loops and allows ILECs to increase the rate for pre-existing dark fiber loops.

  High-Capacity Loops The revised rules require us to continue to provide access to DS1 and DS3 loops, except in wire centers containing a large number of business lines and in which multiple competitors have deployed competitive fiber facilities. Where the criteria are met to eliminate unbundling of high-capacity loops, there is a 12-month transition for DS1 and DS3 loops. During the transition, the CLECs will not be permitted to purchase new high-capacity loops in wire centers that meet the criteria for eliminating unbundling, and we will be permitted to increase the rate for the existing base by 15%. In our petition filed with the D.C. Circuit on February 14, 2005, we specifically challenged this portion of the revised rules, which we believe is not consistent with the D.C. Circuit’s March 2004 decision.

“All-Or-Nothing” Rule The FCC has encouraged both ILECs and CLECs to negotiate commercial agreements regarding access to an ILEC network and the availability of UNEs without regulatory intervention. To this end, in July 2004, the FCC adopted a new “all-or-nothing” rule for agreements governing wholesale access to an ILEC’s network and eliminated the previous “pick and choose” rule, which permitted CLECs to opt into only the most favorable provisions of multiple network access agreements.

Prior to the all-or-nothing rule, a CLEC requesting network access could “pick and choose” rates and other terms from various network access agreements between an ILEC and other CLECs, thereby minimizing or eliminating negotiations between the ILEC and the CLEC requesting access. Under the new rule, if the CLEC wishes to adopt terms of another CLEC’s agreement rather than negotiating its own agreement, the CLEC must adopt the other CLEC’s agreement in its entirety.

Since the D.C. Circuit’s decision vacating significant portions of the TRO, we have signed commercial agreements with several CLECs, one of which was our third largest UNE-P purchaser at the time of the agreement, for a UNE-P replacement service. We expect these contracts will result in a slight incremental increase in our total revenue versus the previously mandated UNE-P rates. Our ability to implement the court’s decision and negotiate commercial agreements has been constrained because some state commissions remain insistent on requiring us to provide UNEs beyond those authorized by the FCC and on regulating commercial agreements.

Broadband The TRO eliminated unbundling of certain advanced telecommunications technology that is primarily used for transmitting data and high-speed internet access across telephone lines (generally referred to as “broadband”). This portion of the TRO was upheld by the D.C. Circuit in its March 2004 decision. For example, the TRO eliminated unbundling of the packet-switching capabilities (a highly efficient method of transmitting data) of our local loops and eliminated unbundling of certain fiber-to-the-home (FTTH) loops. FTTH loops are fiber-optic loops that connect directly from our network to customers’ premises. Traditional telephone lines are copper; fiber-optic lines are made of glass and can carry more information over far longer distances than copper. Under the TRO, packet-switching and FTTH loops are not subject to unbundling requirements; therefore, we are not required to sell them to competitors at below-cost UNE prices. However, we must continue to provide unbundled access to copper-loop and sub-loop lines. In areas where fiber-optic lines are installed in place of existing copper-loop lines, we are required to provide our competitors access either to the existing copper loop or a nonpacketized transmission path capable of providing voice-grade service over the fiber-optic lines.

Under a previous FCC order, we were required to share, on an unbundled basis, the high-frequency portion of local telephone lines, which is used primarily to provide DSL service, with competitors. Under the TRO, this high-frequency portion of the telephone line was no longer considered a UNE. Competitors were allowed to purchase new line sharing arrangements until October 2, 2004, but were required to pay increasing amounts for such new line sharing arrangements over the next three years, at the end of which customers must be transitioned to new arrangements. The California State Regulatory Commission has stated in a decision that it has independent authority to decide whether the high-frequency portion of the local telephone line is a UNE in disregard of the TRO, and we are challenging that decision in federal court.

In October 2004, the FCC approved three orders regarding the unbundling rules applicable to broadband. Each of the orders favorably limits our unbundling obligations. The FCC limited our obligation to unbundle fiber facilities to multiple dwelling units, such as apartment buildings. The FCC also limited our unbundling obligations as to fiber facilities deployed in fiber-to-the curb arrangements. Finally the FCC rejected CLEC arguments that these fiber facilities should be unbundled under another statutory provision. These orders have added some clarity to the applicable rules and enabled us to announce our intent to accelerate our planned deployment of our advanced fiber network (see “Project Lightspeed” discussed in “Expected Growth Areas”).

While our unbundling obligations have been reduced during 2004, we continue to evaluate and challenge the FCC’s unbundling rules when they exceed the requirements of the Telecom Act. The FCC’s rulings on broadband have allowed us to announce the expansion of our fiber network, which we believe will provide us with future opportunities. At the same time, however, increasing competition from alternative technologies such as cable, wireless and VoIP, present significant challenges for our business.

Voice over Internet Protocol VoIP is generally used to describe the transmission of voice using internet-based technology. A company using this technology can provide voice services (although depending on the bandwidth allocated it may not necessarily be of the same quality as a traditional telephone service) often at a lower cost because a traditional network need not be constructed and maintained and because this technology has not been subject to traditional telephone industry regulation. While the deployment of VoIP will result in increased competition for our wireline voice services, it also presents growth opportunities for us to develop new products for our customers, both within and outside of our 13-state area.

Over the last year, the FCC has issued a variety of decisions regarding VoIP services. For example, during 2004, the FCC declared that services that do not use a public switched telephone network (a traditional telephone network) to provide “peer-to-peer” service (i.e., subscribers communicate with each other solely over Internet Protocol networks) are unregulated.

  IP-Enabled Services In March 2004, the FCC opened a proceeding to establish the regulatory framework for IP-enabled services, including VoIP, that involve use of a public switched telephone network. In this proceeding, the FCC will address various regulatory issues, including universal service, intercarrier compensation, numbering, disability access, consumer protection, and customer access to 911 emergency service. Notwithstanding the unresolved regulatory questions before the FCC and various state utility commissions, numerous communications providers, including SBC, began providing various forms of VoIP in 2003 and 2004, or announced their intentions to do so in the near future. These providers include both established companies as well as new entrants.

  Application of Switched Access Charges In April 2004, the FCC denied AT&T’s October 2002 request that access charges (which are paid to telephone companies providing local service, including our wireline subsidiaries) do not apply to long-distance service that AT&T transports for some distance using internet-based technology. The FCC ruled that long-distance calls that both originate and terminate on local phone company networks, such as those operated by our wireline subsidiaries, are subject to access charges, regardless of the technology used to transport those calls and that AT&T must pay access charges when providing its internet-based long-distance services. However, the FCC did not address the issue of whether AT&T would be required to pay our wireline subsidiaries (and other companies providing local service) the access charges it has avoided paying in the past. Instead, the FCC said that it expects this issue to be litigated in court. In April 2004, we sued AT&T in the Federal District Court for the Eastern District of Missouri (District Court), seeking at least $141 in damages, including interest, and a permanent injunction prohibiting AT&T from continuing its access charge avoidance activities. In June 2004, based upon an arbitration provision in an agreement between the parties governing access billing disputes, AT&T asked the District Court to enjoin this litigation and submit the dispute to arbitration. In September 2004, the District Court rejected AT&T’s request. AT&T thereafter obtained a stay of the litigation from the Federal Court of Appeals for the Eighth Circuit (Eighth Circuit) and appealed the District Court decision rejecting arbitration. That appeal is scheduled to be heard by the Eighth Circuit in March 2005.

  Vonage Decision In November 2004, the FCC issued an order pre-empting the Minnesota Public Utilities Commission (MPUC) from applying its traditional telephone company regulations to Vonage Holding Corp.‘s (Vonage) DigitalVoice service (which includes VoIP and other communications capabilities). The FCC concluded that DigitalVoice could not be separated into interstate and intrastate communications for regulatory purposes without thwarting federal laws and policies that mandate a minimalistic regulatory environment for these types of services. The FCC did not express its opinion on the applicability of Minnesota’s general business laws concerning taxation, fraud, general commercial dealings, marketing and advertising. The FCC also left undecided broader questions regarding the regulatory obligations of IP-enabled services, which are being addressed in the FCC’s proceeding on IP-enabled services. Finally, the FCC stated t hat its authority pre-empts state regulation of other types of IP-enabled services having basic characteristics similar to DigitalVoice. These characteristics include: a requirement for a broadband connection from the user’s location; a need for IP-compatible customer premises equipment; and a service offering that provides integrated capabilities and features that allow customers to manage personal communications, including receiving voice communications and accessing other features and capabilities, even video. Various parties, including state public utilities commissions, have filed appeals of the FCC order.

Intercarrier Compensation Reform In October 2004, the Intercarrier Compensation Forum, a diverse group of telecommunications industry participants representing ILECs (including SBC), CLECs, long distance companies, rural telephone companies and wireless providers, submitted to the FCC a plan for reforming the current system of rates that telecommunications companies charge each other for network access and fees to ensure universal telephone service in the United States. In February 2005, the FCC initiated a rulemaking proceeding to consider the plan and other proposals for intercarrier compensation reform. However, due to the complexities of this issue we are not able to predict when a final rule will be issued.

Ruling on Reciprocal Compensation In 2001, the FCC ruled that telephone calls placed to Internet Service Providers (ISPs) are not subject to the reciprocal compensation requirements of the Telecom Act, which require that the carrier which originates and transports a call on its network that terminates on another carrier’s network in the same local calling area pay a fee to that terminating carrier. The FCC concluded that requiring reciprocal compensation for ISP-bound traffic caused market distortions because CLECs offering ISP services could recover a disproportionate share of their costs from other carriers, rather than from their ISP customers, since calls rarely originate from the ISP. The FCC then concluded that a system of bill-and-keep (under which carriers look to their own customers to recover their costs) would eliminate CLEC incentives to engage in such arbitrage. The FCC adopted an interim compensation plan for ISP-bound traffic while it considered broader intercarrier compensation reform. The interim plan, among other things, capped the rate paid for ISP-bound traffic (the “rate” cap), the total number of minutes that could be compensated (the “growth” cap) and limited compensation for traffic not previously exchanged between carriers prior to the order (the “new markets” rule). In October 2004, the FCC lifted the growth cap and new markets rule, but declined to lift the other restrictions in its 2001 order, including the rate cap. As a result of this 2004 ruling, we may become liable to pay reciprocal compensation on additional ISP-bound traffic, which previously was not compensable because of the caps. We estimate that we may incur additional reciprocal compensation payments for 2005 of approximately $40 for such traffic, based on the expected number of minutes for 2005. We have petitioned the FCC to reconsider its order, and we have petitioned to intervene in an appeal of the order filed by BellSouth in the D.C. Circuit.

Special Access Pricing Flexibility In October 2002, AT&T requested the FCC to revoke current pricing rules for special access services, a component of our wireline revenues. AT&T subsequently filed a similar petition in the D.C. Circuit. We and other parties have challenged AT&T’s petition, which remains pending before the FCC. In January 2004, the FCC filed its opposition to AT&T’s petition, and we and other carriers filed a request to intervene in support of the FCC with the D.C. Circuit. In January 2005, AT&T’s petition was denied by the D.C. Circuit. The FCC initiated a rulemaking proceeding to consider whether it should modify its pricing flexibility rules, and, if so, how. However, due to the magnitude of the issue and the current transitions at the FCC and within the telecommunications industry, an order is not expected until late 2006.

Number Portability In November 2003, the FCC adopted rules allowing customers to keep their wireline or wireless number when switching to another company (generally referred to as “wireless number portability”). In April 2004, the FCC allowed ILECs, including our wireline subsidiaries, to recover through customer rate charges, their carrier-specific costs of implementing wireless number portability. We estimate our total costs to be approximately $60. We began cost recovery over a four-month period in 11 of our states in June 2004, in Connecticut in October 2004 and will begin in Nevada in early 2005.

For several years, customers have been able to retain their numbers when switching their local service between wireline companies (generally referred to as “local number portability”), and the FCC allowed ILECs to recover, through customer rate charges, their carrier-specific costs of implementing local number portability. We were allowed to recover our costs over a five-year term by charging on a per line basis. However, the per-line rate charges were determined based on a projected number of access lines. Since the actual number of access lines has now turned out to be lower than estimated, in February 2005 we requested the FCC grant an exception to its five-year limitation rules regarding this cost recovery that would allow us to recover our costs over a longer period of time. If our request is granted, we expect to recover previously authorized costs of approximately $210.

Ameritech Merger In association with its approval of the October 1999 Ameritech merger, the FCC set specific performance and reporting requirements and enforcement provisions that mandate approximately $2,000 in potential payments through May 2004, if certain goals were not met. Associated with these conditions, we incurred additional expenses of less than $1 in 2004 and approximately $14 and $20 in 2003 and 2002, which included payments for failing to meet certain performance measurements.

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

State Regulation A summary of significant 2004 state regulatory developments follows.

California Audit On February 26, 2004, the CPUC decided several major monetary issues in the 1997-1999 audit of our California wireline subsidiary. The CPUC determined that we were in compliance with regulatory accounting rules for pension and depreciation and that no refunds were owed by our subsidiary to customers. The CPUC determined that we should fund amounts for certain employee benefits into a Voluntary Employee Benefit Association (VEBA) trust, which resulted in our March 2004 contribution of approximately $232. In April 2004, other parties filed petitions for rehearing. However, the CPUC has yet to rule on those petitions.

State UNE Pricing Proceedings We have requested that several state commissions review and increase the wholesale prices we (through our wireline subsidiaries in each state) are allowed to charge competitors for leasing unbundled network elements (UNE rates) mandated by the FCC. Our competitors, including AT&T and MCI, have asked several states to reduce these prices. While many states in our 13-state area have modestly increased our wholesale prices, the rates still remain below our cost of providing services. During 2004, the state commissions in California, Illinois, Indiana, Michigan, Ohio and Wisconsin all increased the UNE rates. However, there are appeals or applications for rehearing pending in all states but Michigan. Additionally during 2004, the commission in the state of Texas voted to decrease the UNE rates, but because of the FCC’s interim bundling rules, the commission did not require us to reduce our rates. The foregoing changes in UNE rates are not expected to have a material impact on our financial results.

As discussed above in “December 2004 FCC Unbundling Rules,” the FCC eliminated our obligation to provide unbundled local switching (and thus the UNE-P) on a prospective basis. The FCC also eliminated our obligation prospectively to provide high-capacity loops and dedicated transport in certain markets. Also as discussed above, the FCC established a transition plan for existing UNE-P customers and high-capacity loops and dedicated transport circuits that no longer will be subject to unbundling. Under that plan, we will be able to increase our UNE-P rates by one dollar, and our rates for high-capacity loops and dedicated transport by 15% during the transition. As a consequence, state regulatory commissions should have a more limited role over the scope and terms of our network element offerings.

In September 2004, the CPUC voted to increase the UNE-P rates. The order became effective immediately, allowing us to retroactively charge the new rates back to May 2002, as contemplated in the May 2002 interim order. These rates include both higher rates, notably for UNE-P, and lower rates notably for certain high capacity data services. In January 2005, a decision from the United States Court of Appeals for the Ninth Circuit remanded to the CPUC an appeal challenging how the CPUC had priced one component of the UNE-P rates in a previous order. Various CLECs are now contending before the CPUC that this remand should be applied to the September 2004 ruling and reduce the amount of refunds that we are entitled to collect back to May 2002. We are opposing those efforts. If the CPUC were to reduce the refund piece of the September 2004 order, we would have to reverse a portion of the net increase in revenues of approximately $51 that we recorded in our third-quarter 2004 results.

Competition

Competition continues to increase for telecommunications and information services, and regulations, such as the FCC’s unbundling rules, have increased the opportunities for alternative communications service providers. Technological advances have expanded the types and uses of services and products available. In addition, lack of regulation of comparable alternative technologies (e.g., VoIP) has lowered costs for alternative providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireline
Our wireline subsidiaries expect increased competitive pressure in 2005 from multiple providers in various markets, including facilities-based local competitors, interexchange carriers and resellers. In some markets, we compete with large cable companies such as Comcast Corporation, Cox Communications, Inc. and Time Warner Inc. for local and high-speed internet services customers and long-distance companies such as MCI and, to a lesser extent, AT&T for both long-distance and local services customers. Substitution of wireless and internet-based services for traditional local service lines also continues to increase. At this time, we are unable to quantify the effect of competition on the industry as a whole, or financially on us, but we expect both losses of market share in local service and gains resulting from new business initiatives especially in the area of bundling of products and services including wireless and video, large-business data services, broadband and long-distance service.

Our wireline subsidiaries remain subject to extensive regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. In contrast, our competitors are often subject to less or no regulation in providing comparable voice and data services. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries’ networks and exchange local calls must enter into interconnection agreements with us. These agreements are then subject to approval by the appropriate state commission. As noted in the “State UNE-P Proceedings” section above, the mandated rates set by certain state commissions remain below our cost and have contributed to our continued decline in access line revenues and profitability. Recent developments at the FCC regarding UNE-P regulations have resulted in the reversal during 2004 of the trend over the last several years of access lines losses due to UNE-P. However, we continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation and have lower cost structures. We also have moved forward with product offerings, such as bundling, that may mitigate future competitive pressure.

In addition to these wholesale rate and service regulations noted above, all of our wireline subsidiaries operate under state-specific elective “price cap regulation” for retail services (also referred to as “alternative regulation”) that was either legislatively enacted or authorized by the appropriate state regulatory commission. Prior to price cap regulation, our wireline subsidiaries were under “rate of return regulation.” Under rate of return regulation, the state regulatory commissions determined an allowable rate of return we could earn on plant in service and set tariff rates to recover the associated revenues required to earn that return. Under price cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate of return requirements. Price cap rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules. Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

In response to the multiple competitive pressures discussed above, we launched in late 2002, our bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL, wireless and video) with us. In 2004, we continued to focus on bundling wireline and wireless services, including combined packages of minutes, and added to our bundled offerings a video service through an agreement with EchoStar. During 2005, we will continue to develop innovative products that capitalize on our expanding fiber network.

Cingular
During 2004, Cingular completed its acquisition of AT&T Wireless (see Note 16). Cingular faces substantial and increasing competition in all aspects of the wireless communications industry. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of Cingular’s markets, which results in the presence of multiple competitors. Cingular’s competitors are principally four national (Verizon Wireless, Sprint PCS, Nextel Communications and T-Mobile) and a larger number of regional providers of cellular, PCS and other wireless communications services.

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

Directory
Our directory subsidiaries face competition from approximately 75 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet.

Accounting Policies and Standards

Significant Accounting Policies and Estimates Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others:

  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2004. However, if all other factors were to remain unchanged, we expect a one-year increase in the useful lives of three of the largest categories of our plant in service (which accounts for approximately 60% of our total plant in service) would result in a decrease of between $390 and $420 in our 2005 depreciation expense and a one-year decrease would result in an increase of between $415 and $445 in our 2005 depreciation expense. Effective January 1, 2003, as required by FAS 143, we decreased our depreciation rates to exclude costs of removal in certain circumstances. This change is discussed in Note 1.
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
  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 10. One of the most significant of these is the return on assets assumption, which was 8.5% for the year ending December 31, 2004. This assumption will remain unchanged for 2005. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2005 combined pension and postretirement cost to increase approximately $388 over 2004 (analogous decrease would result from a 1% increase). The 10-year returns on our pension plan were 11.03% through 2004 including returns in excess of our assumed rate of return for 2004. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years. Largely due to investment returns in 2003, this methodology did not have a significant additional effect on our 2004 combined net pension and postretirement expense. Due to investment losses on plan assets experienced through 2002, this methodology contributed approximately $605 to our combined net pension and postretirement cost in 2003 as compared with the methodology that recognizes gains and losses over a full five years. This methodology did not have a significant effect on our 2004 or 2002 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets. Note 10 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.
  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 9 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of our tax returns by the IRS or state tax authorities. We have considered these potential changes and have provided amounts within our deferred tax assets and liabilities that reflect our judgment of the probable outcome of tax contingencies. We continue to believe that our tax return positions are fully supportable. Unfavorable settlement of any particular issue could require use of our cash. Favorable resolution could be recognized as a reduction to our tax expense and cash refunds. We periodically review the amounts provided and adjust them in light of changes in facts and circumstances, such as the progress of a tax audit.
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
  We use the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) to account for our stock option grants. The estimated fair value of the options granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model. Two of the more significant assumptions used in this estimate are the expected option life and the expected volatility, which we estimate based on historical information. Had we not adopted the fair value recognition provisions of FAS 123 and chose to continue using the intrinsic value-based method of accounting, we would not have recorded any stock option expense in all years presented. Assuming we continue our recent trend of reducing the number of options granted, this policy will become less significant in the future.

New Accounting Standards

FSP FAS 106-2 In January 2004, in response to the recently passed Medicare Act, the FASB issued preliminary guidance on accounting for the Medicare Act (FSP FAS 106-1). In accordance with FSP FAS 106-1, a sponsor of a postretirement health care plan that provides a prescription drug benefit, such as us, may make a one-time election to defer accounting for the subsidy provided by the Medicare Act. In order for us to receive the subsidy payment under the Medicare Act, the value of our offered prescription drug plan must be at least equal to the value of the standard prescription drug coverage provided under Medicare Part D, referred to as actuarially equivalent. Due to our lower deductibles and better coverage of drug costs, we believe that our plan is of greater value than Medicare Part D. Accordingly, we adopted FSP FAS 106-1 and accounted for the Medicare Act as a plan amendment and recorded the adjustment in the amortization of our liability, from the date of enactment of the Medicare Act, December 2003. Upon adoption, this decreased our accumulated postretirement benefit obligation by $1,629.

In May 2004, the FASB issued final guidance on how employers should account for provisions of the Medicare Act (referred to as FSP FAS 106-2). FSP FAS 106-2 requires us to account for the Medicare Act as an actuarial gain or loss and, had an employer’s previous recognition of the Medicare Act differed from the final guidance issued by the FASB, the employer would recognize the restatement of their 2003 results as a cumulative effect of accounting change. Because our initial accounting for the effects of the Medicare Act differed from the final guidance issued, in accordance with FSP FAS 106-2, we have changed our accounting from a plan amendment to an actuarial gain or loss. Due to the immaterial impact of the change in accounting on our 2003 results (since the Medicare Act was enacted in December 2003), we did not record a cumulative effect of accounting change as of January 1, 2004.

We expect that accounting for the Medicare Act will result in an annual decrease in our prescription drug expenses ranging from $200 to $300 in future years. Our accounting assumes that the plans we offer will continue to provide drug benefits equivalent to Medicare Part D, that these plans will continue to be the primary plan for our retirees and that we will receive the subsidy. We expect that the Medicare Act will not have a significant effect on our retirees’ participation in our postretirement benefit plan.

FIN 46(R) In January 2003, the FASB issued FIN 46 which provides guidance for determining whether an entity is a variable interest entity (VIE) and which equity investor of that VIE, if any, should include the VIE in its consolidated financial statements. In December 2003, the FASB staff revised FIN 46 (FIN 46(R)) to clarify some of the provisions. The revision delayed the effective date for application of FIN 46(R) by large public companies, such as us, until periods ending after March 15, 2004 for all types of VIEs other than special-purpose entities, including our investment in Cingular. In 2003, we recorded an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46.

In accordance with the provisions of FIN 46(R), we performed a quantitative study of potential cash flows of Cingular, covering a wide range of scenarios that valued Cingular significantly above and below the estimated fair value of Cingular. The probability of these scenarios was assessed to establish the weighted-average amount that these scenarios were both above and below the average of all the scenarios. These are the “residual returns” and “expected losses” as defined by FIN 46(R). As Cingular’s total capitalization has a high equity component, the “expected losses” of the FIN 46(R) calculations were significantly below not only the fair value of Cingular’s equity, but also its book value. Therefore, we determined that Cingular did not qualify for consolidation by us under the provisions of FIN 46(R), and our accounting treatment of our investment in Cingular remained unchanged. Cingular’s acquisition of AT&T Wireless (see Note 16) was accomplished entirely through equity contributions to Cingular; Cingular’s debt increased only by the amount of AT&T Wireless public debt assumed in connection with the acquisition. When we reassessed whether Cingular should be consolidated under FIN 46(R), primarily because of the large increase in the fair value of Cingular’s equity as a result of the transaction, we concluded the acquisition of AT&T Wireless did not change our accounting for Cingular under FIN 46(R).

FAS 123(R) In December 2004, the FASB revised FAS 123 (FAS 123(R)) which, among other items, requires the expensing of stock-based compensation. The statement is effective for the first interim or annual period beginning after June 15, 2005. As we had previously adopted the expensing provisions of FAS 123, we do not expect FAS 123(R) to have a significant effect on our compensation expense when adopted. See Note 1 for further discussion of FAS 123(R).

Other Business Matters

WorldCom Bankruptcy In July 2002, WorldCom and more than 170 related entities filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Our claims against WorldCom totaled approximately $661. Our claims included receivables, claims for refunds that are the subject of litigation, and a variety of contingent and unliquidated items, including unbilled charges.

On April 20, 2004, MCI, formerly WorldCom, emerged from federal bankruptcy. As part of the settlement agreement we reached with WorldCom in July 2003, we received the escrowed portion of that settlement, $68, upon MCI’s emergence from bankruptcy. In addition to our receipt of this $68 and our existing reserve, the agreement also settled our approximately $320 in receivables related to pre-petition issues by offsetting amounts we owed but withheld from WorldCom, pending resolution of WorldCom’s bankruptcy proceeding. As a result of a fourth-quarter 2004 settlement with MCI, our remaining pre-bankruptcy claims with WorldCom were dismissed.

Antitrust Litigation Eight consumer antitrust class actions were filed in 2003 against us in the United States District Court for the District of Connecticut (District Court). The primary claim in these suits was that our wireline subsidiaries have, in violation of federal and state law, maintained monopoly power over local telephone service in all 13 states in which our subsidiaries are incumbent local exchange companies.

These cases were consolidated under the first filed case Twombly v. SBC Communications Inc. and were stayed by agreement of the parties pending the United States Supreme Court’s (Supreme Court) decision in a similar case against another incumbent local exchange company. In January 2004, the Supreme Court decided that case in favor of the incumbent local exchange company and, on February 23, 2004, the District Court approved a voluntary dismissal in these eight cases, thus ending the litigation.

In addition, two consumer antitrust class actions were filed in the United States District Court for the Southern District of New York against SBC, Verizon, BellSouth and Qwest alleging that they have violated federal and state antitrust laws by agreeing not to compete with one another and acting together to impede competition for local telephone services (Twombly v. Bell Atlantic Corp., et. al). In October 2003, the court granted the joint defendants’ motion to dismiss these suits on the ground that the plaintiffs’ complaints failed to state a claim under the antitrust laws. The plaintiffs appealed to the Second Circuit Court of Appeals and oral arguments have been heard.

We continue to believe that an adverse outcome having a material effect on our financial statements in these two cases is unlikely but will continue to evaluate the potential impact of these suits on our financial results as they progress.

Liquidity and Capital Resources

We had $760 in cash and cash equivalents available at December 31, 2004. Cash and cash equivalents included cash of approximately $261, money market funds of $423 and other cash equivalents of $76. In addition, at December 31, 2004 we held $99 in other short-term held-to-maturity securities.

During 2004, our primary sources of funds were cash from operating activities of $10,955, proceeds from long-term debt issuances and short-term borrowing of approximately $9,859 and proceeds of $6,622 primarily from the sale of our nonstrategic business assets. Also contributing to our sources of funds was the September 2004 sale of our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley for net proceeds of approximately $1,397. During 2004, we contributed cash of $2,232 to our pension and postretirement benefit plans. In October 2004, we used substantially all of our cash and cash equivalents to fund our portion of the purchase price for AT&T Wireless (see “Cingular” below).

During 2005 we expect to use our available excess cash primarily to reduce our debt levels. We expect to repay current maturities of long-term debt of $1,337 with cash from operations. Available excess cash will be used to repay our commercial paper borrowings of $4,397 or to further reduce long-term debt.

Cash from Operating Activities
Our 2004 cash flow from operations remained relatively stable compared to 2003 excluding the $2,232 contribution to our pension and postretirement benefit plans and a $2,761 decline in our deferred income tax expense.

Our primary source of funds for 2003 and 2002 was cash generated from operating activities, as shown in the Consolidated Statements of Cash Flows. During 2003, our cash flow from operations remained relatively stable compared to 2002 excluding the noncash increase in pension and postretirement expenses.

Cash from Investing Activities
On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000. In connection with the acquisition, we entered into an investment agreement with BellSouth and Cingular. Under the investment agreement, we and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the acquisition’s purchase price. Based on our 60% equity ownership of Cingular, and after taking into account cash on hand at AT&T Wireless, we provided additional equity of approximately $21,600 to fund the purchase price. In exchange for this equity contribution, Cingular issued to us and BellSouth new membership interests in Cingular. See “Cingular” section below and Note 16 for further details.

In 2004, 2003 and 2002, our cash receipts from dispositions exceeded cash expended on acquisitions (see Note 2). Our investing activities during 2004 primarily included proceeds of approximately $2,063 from the disposition of our investment in Belgacom, $2,864 from the disposition of our interest in TDC, $1,186 from the sale of our interest in Telkom, $323 from the sale of a portion of our interest in Yahoo and Amdocs and $178 from the sale of shares of Telmex and América Móvil. In the fourth quarter of 2004, a subsidiary in our directory segment entered into a joint venture agreement with BellSouth and purchased the internet directory provider, YPC, for approximately $98, of which our portion was $65.

To provide high-quality communications services to our customers, we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory commitments.

Our capital expenditures totaled $5,099 for 2004, $5,219 for 2003 and $6,808 for 2002. Capital expenditures in the wireline segment, which represented substantially all of our total capital expenditures, decreased by 2.8% in 2004 and 23.6% in 2003. Our 2004 capital spending plans reflected the uncertain U.S. economy, the changing regulatory environment and our resulting revenue expectations. However, in response to an improving federal regulatory environment and competition, we recently began our Project Lightspeed trials, and if successful, we expect to begin our build-out of our fiber-optic network in 2005 and expect to spend approximately $4,000 over the next three years in deployment costs and $1,000 in customer-activation capital expenditures spread over 2006 and 2007 (see “Expected Growth Areas” for additional details). We expect total capital spending for 2005 to be between our targeted range of $5,400 and $5,700, excluding Cingular, substantially all of which we expect to relate to our wireline segment primarily for our wireline subsidiaries’ networks, Project Lightspeed and support systems for our long-distance service.

Substantially all of our capital expenditures are made in the wireline segment. We expect to fund these expenditures using cash from operations and incremental borrowings, depending on interest rate levels and overall market conditions. Our international segment operations should be self-funding as it is substantially equity investments and not direct SBC operations. We expect to fund any directory segment capital expenditures using cash from operations. We discuss our Cingular segment below.

For 2004 investing activities included the purchase of approximately $135 and maturities of $499 of other held-to-maturity securities, which have maturities greater than 90 days.

In addition, during 2004, we received proceeds of approximately $50 related to the repayment of a note receivable from Covad Communications Group, Inc.

Cash from Financing Activities
On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash. In October 2004, we entered into a $12,000, 364-day revolving credit agreement with certain investment and commercial banks to fund our $21,600 equity contribution. On October 26, 2004, we borrowed $8,750 under this agreement at an interest rate based on the daily federal funds rate, with an initial rate of 1.76% plus applicable margin. We repaid this borrowing with proceeds from commercial paper borrowings. We terminated this credit agreement as of November 26, 2004. To partially repay these commercial paper borrowings, in November 2004, we issued $5,000 of long-term debt consisting of $2,250 of 4.125% 5-year notes; $2,250 of 5.100% 10-year notes; and $500 of 6.150% 30-year bonds. We also used the aggregate net proceeds of approximately $1,382 from the dispositions in November 2004 of our remaining interests in TD C and Telkom to further reduce our commercial paper borrowings.

In October 2004, we entered into a 3-year credit agreement totaling $6,000 with a syndicate of banks replacing our $4,250, 364-day credit agreement that was terminated October 18, 2004. The expiration date of the current credit agreement is October 18, 2007. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. However, we are subject to a debt-to-EBITDA (a metric defined in the agreement and nominally representing earnings before interest, taxes, depreciation and amortization; although other adjustments are also included) covenant, and if advances are received, we are subject to a negative pledge covenant, both as defined in the agreement. Defaults under the agreement, which would permit the lenders to accelerate required payment, include: nonpayment of principal or interest beyond any applicable grace period; failure by SBC or any subsidiary to pay when due other debt above a threshold amount that results in acceleration of that debt (commonly referred to as “cross-acceleration”) or commencement by a creditor of enforcement proceedings within a specified period after a money judgment above a threshold amount has become final; acquisition by any person of beneficial ownership of more than 50% of SBC common shares or a change of more than a majority of SBC’s directors in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change of control”); material breaches of representations in the agreement; failure to comply with the negative pledge or debt-to-EBITDA ratio covenants described above; failure to comply with other covenants for a specified period after notice; failure by SBC or certain affiliates to make certain minimum funding payments under the Employee Retirement Income Security Act of 1974, as amended (ERISA); and specified events of bankruptcy or insolvency. We are in compliance with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2004 or 2003.

Our consolidated commercial paper borrowings increased $3,398 during 2004, and at December 31, 2004, totaled $4,397. All of these commercial paper borrowings are due within 90 days.

In August 2004, we received net proceeds of $1,487 from the issuance of $1,500 of long-term debt, of which $750 has an interest rate of 5.625% and matures June 15, 2016. The remainder of the debt carries an interest rate of 6.45% and matures June 15, 2034.

During 2004, approximately $849 of long-term debt matured, (excluding capital lease payments) of which $833 related to current maturities of long-term debt with interest rates ranging from 5.8% to 9.5%, with an average yield of 6.7%. Our 2004 capital lease payments were approximately $32. Funds from operations were used to repay these obligations.

We have approximately $1,337 of long-term debt that is scheduled to mature in 2005. We expect to use funds from operations to repay these obligations.

Dividends declared by the Board of Directors of SBC totaled $1.26 per share in 2004, $1.41 per share in 2003 and $1.08 per share in 2002. In December 2004, our Board of Directors approved a 3.2% increase in the regular quarterly dividend to $0.3225 per share. The $0.15 decline in dividends declared during 2004 was primarily due to the 2003 additional dividends declared of $0.25, above our regular quarterly dividend payout. Dividends declared during 2003 included two increases in the regular quarterly dividend and three additional dividends, totaling $0.25, above our regular quarterly payout. The total dividends declared were $4,170 in 2004, $4,674 in 2003 and $3,591 in 2002. Total cash paid for dividends were $4,141 in 2004, $4,539 in 2003 and $3,557 in 2002. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of SBC and long-term growth opportunities. All dividends remain subject to approval by our Board of Directors.

In December 2003, our Board of Directors authorized the repurchase of up to 350 million shares of SBC common stock; this authorization expires at the end of 2008. During 2004, we repurchased approximately 17 million shares at a cost of $448 (see “Issuer Equity Repurchases” table).

During 2005 we expect to use our available cash primarily to reduce our debt levels, which will provide us greater financial flexibility. As opportunities permit, we may also repurchase shares of SBC common stock under our repurchase program.

Pending Acquisition of AT&T
On January 30, 2005, we agreed to acquire AT&T in a transaction in which each share of AT&T common stock will be exchanged for 0.77942 shares of SBC common stock (equivalent to approximately 19% of SBC’s outstanding shares as of December 31, 2004). At the closing of the transaction, AT&T also will pay each AT&T stockholder a special dividend of $1.30 per share. Based on the closing price of SBC stock on January 28, 2005, the exchange ratio equals $18.41 per share. The value of the total consideration to be received by AT&T stockholders is approximately $16,000, including the special dividend. After the acquisition, AT&T will be a wholly owned subsidiary of SBC. The transaction has been approved by the Board of Directors of each company and also must be approved by the stockholders of AT&T. The transaction is subject to review by the Department of Justice and approval by the FCC and various other regulatory authorities. We expect the transaction to close in late 2005 or early 2006. See “Operating Environment and Trends of the Business” for more details.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our international equity investees or Cingular. Total capital increased approximately $11,245 in 2004 and $942 in 2003. The 2004 total capital increase was primarily due to increased current and long-term debt of $8,989, of which $8,750 related to funding our share of Cingular’s purchase of AT&T Wireless. See “Cingular” discussion below. Stockholders’ equity increased due to our net income, the 2004 adjustment to our additional minimum pension liability as a result of our merger of substantially all of our pension plan participants into one of our existing plans (see Note 10) and the repurchase of common shares through our stock repurchase program. Partially offsetting these equity increases were settlement costs associated with the interest rate forward contracts and foreign currency translation losses. Our debt ratio was 40.0%, 32.0% and 39.9% at December 31, 2004, 2003 and 2002. The debt ratio is affected by the same factors that affect total capital. The primary factor that impacted our debt ratio was the increased current and long-term debt, partially offset by the equity increases, mentioned previously.

Cingular
On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash. In connection with the acquisition, we entered into an investment agreement with BellSouth and Cingular. Under the investment agreement, we and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the acquisition’s purchase price. Based on our 60% equity ownership of Cingular, and after taking into account cash on hand at AT&T Wireless, we provided additional equity of approximately $21,600 to fund the purchase price. See above discussion, “Cash from Financing Activities,” for details on borrowings we incurred to finance this amount.

As a result of this transaction, we recorded the $21,600 contributed to Cingular as an increase in “Investments in and Advances to Cingular Wireless.” We recorded the components of this contribution by recording the related $8,750 of debt issued as “Debt maturing within one year” and “Long-Term Debt,” and a reduction in “Cash and cash equivalents” of $12,850. In connection with funding our equity contribution to Cingular, on October 26, 2004, we borrowed $8,750 through drawings from our $12,000, 364-day revolving credit facility, which we entered into on October 12, 2004. We repaid this borrowing with proceeds from commercial paper borrowings. On November 3, 2004, we issued $5,000 in long-term debt to partially repay these commercial paper borrowings. The $5,000 of long-term debt consisted of $2,250 of 4.125% 5-year notes, $2,250 of 5.100% 10-year notes and $500 of 6.150% 30-year bonds.

In April 2004, we entered into interest rate forward contracts with a notional amount of $5,250 to partially hedge interest expense related to financing of Cingular’s acquisition of AT&T Wireless. During the third quarter we utilized a notional amount of $1,500 of these interest rate forward contracts, and incurred settlement costs of $52, by issuing $1,500 of long-term debt of which $750 matures in June 2016 with the remainder maturing in June 2034. The settlement costs are accounted for as a component of “Other comprehensive income” and are being amortized as interest expense over the term of the interest payments of the related debt issuances. On November 3, 2004 we issued additional long-term debt and utilized the remaining amount of our interest rate forward contracts for a settlement cost of $250, which will be accounted for as previously discussed.

Effective August 1, 2004, we and BellSouth agreed to finance Cingular’s capital and operating cash requirements to the extent Cingular requires funding above the level provided by operations. Cingular’s Board of Directors also approved the termination of its bank credit facilities and its intention to cease issuing commercial paper and long-term debt. In addition, we and BellSouth entered into a one-year revolving credit agreement with Cingular to provide short-term financing for operations on a pro rata basis at an interest rate of LIBOR plus 0.05%. The agreement is renewable annually upon agreement of the parties. This agreement includes a provision for the repayment of our and BellSouth’s advances made to Cingular in the event there are no outstanding amounts due under the revolving credit agreement and to the extent Cingular has excess cash, as defined by the agreement. At December 31, 2004, our share of advances to Cingular related to this revolving credit agreement was approximately $1,002 and was reflected as an increase in “Investments in and Advances to Cingular Wireless” on our Consolidated Balance Sheet.

The upgrade, integration and expansion of the Cingular and AT&T Wireless networks and the networks acquired in a transaction with Triton PCS will require substantial amounts of capital over the next several years. Including the incremental capital requirements during 2005 as a result of the AT&T Wireless acquisition, Cingular expects 2005 capital investments for completing network upgrades, integrating its network with that of AT&T Wireless and funding other ongoing capital expenditures to be approximately $6,800 to $7,200, including Cingular’s recently announced plans to deploy 3G UMTS network technology with HSDPA over the next two years.

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

Below is a table of our contractual obligations as of December 31, 2004. The purchase obligations listed below are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. Approximately 93% of our purchase obligations are in our wireline segment and the remainder is attributable to commitments in our directory segment for paper and printing services. Due to the immaterial value of our capital lease obligations, they have been included with long-term debt. Our total capital lease obligations are $35, with approximately $7 to be paid in less than one year. The table does not include the fair value of our interest rate swaps of $79 and our other long-term liabilities because it is not certain when our other long-term liabilities will become due. Our other long-term liabilities are: deferred income taxes (see Note 9) of $15,660; postemployment benefit obligations (see Note 10) of $9,076; unamortized investment tax credits of $188; and other noncurrent liabilities of $3,290, which included supplemental retirement plan liabilities (see Note 10) and deferred lease revenue from our agreement with SpectraSite, Inc. (see Note 5). Additionally, included in “Other current liabilities” on the Consolidated Balance Sheet was $350 of preferred stock in subsidiaries that may be redeemed at any time by holders of those subsidiaries’ securities (see Note 8). The table below does not include this amount because it is not certain when this liability will come due.

Payments Due By Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations [1,2]	$22,631	$1,337	$3,551	$3,885	$13,858
Commercial paper obligations	4,397	4,397	-	-	-
Operating lease obligations	1,286	327	435	267	257
Purchase obligations	1,999	719	815	249	216
Retirement benefit funding obligation	1,000	-	-	-	1,000

Total Contractual Obligations	$31,313	$6,780	$4,801	$4,401	$15,331

[1]	Included in the "Less than 1 Year" column is $239 of 5.95% debentures due to an exercise of a put option. (See Note 7)
[2]	Included in the "More than 5 Years" column is $1,000 of 4.18% Puttable Reset Securities (PURS) maturing in 2021 with a put option by holder in 2005 and $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006. (See Note 7)

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented policies and procedures. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity. Our capital costs are directly linked to financial and business risks. We seek to manage the potential negative effects from market volatility and market risk. The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, we will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on stockholder value.

Quantitative Information About Market Risk

Interest Rate Sensitivity The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 7 and 8. Following are our interest rate derivatives subject to interest rate risk as of December 31, 2004. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value represents the amount we would receive if we exited the contracts as of December 31, 2004.

Maturity

								Fair
						After		Value
	2005	2006	2007	2008	2009	2009	Total	12/31/04

Interest Rate Derivatives

Interest Rate Swaps:
Receive Fixed/Pay Variable
Notional Amount	-	$1,000	-	-	-	$3,250	$4,250	$79
Variable Rate Payable [1]	4.6%	5.0%	5.5%	5.7%	5.9%	6.4%
Weighted-Average Fixed
Rate Receivable	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%

[1]	Interest payable based on current and implied forward rates for Three or Six Month LIBOR plus a spread ranging between approximately 64 and 170 basis points.

At December 31, 2004, we had interest rate swaps with a notional value of $4,250 and a fair value of approximately $79. In January 2004, we entered into $750 in variable interest rate swap contracts on our 6.25% fixed rate debt that matures in March 2011.

In April 2004, we entered into interest rate forward contracts with a notional amount of $5,250 to partially hedge interest expense related to financing Cingular’s acquisition of AT&T Wireless. During the third quarter of 2004, we utilized a notional amount of $1,500 of these interest rate forward contracts, and incurred settlement costs of $52 ($34 net of tax benefit), by issuing $1,500 of long-term debt of which $750 matures in June 2016, with the remainder maturing in June 2034. The settlement costs are accounted for as a component of “Other comprehensive income” and are being amortized as interest expense over the term of the interest payments of the related debt issuances. During the fourth quarter of 2004, we issued additional long-term debt and utilized the remaining amount of our interest rate forward contracts for a settlement cost of $250 ($162 net of tax benefit), which will be accounted for as previously mentioned.

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

Interest Rate Risk We issue debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by managing the mix of fixed and floating rate debt. Interest rate forward contracts were utilized to hedge interest expense related to financing Cingular’s acquisition of AT&T Wireless. We do not seek to make a profit from changes in interest rates. We manage interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, we reduce risk through the issuance of fixed rate (in lieu of variable rate) instruments and purchasing derivatives.

Issuer Equity Repurchases

In July 2003, we announced our intention to resume our previously announced stock repurchase program. In December 2003, our Board of Directors authorized the repurchase of up to 350 million shares of SBC common stock; this authorization expires at the end of 2008. During 2004, we repurchased approximately 17 million shares at a cost of $448, as shown below.

	Total	Average	Total Number of Shares	Maximum Number of
	Number of	Price	Purchased as Part of	Shares that May Yet Be
	Shares	Paid per	Publicly Announced	Purchased Under the
Purchase Period	Purchased	Share	Plans or Programs	Plans or Programs

October 27, 2004 -	1,000,000	$ 25.10	1,000,000	349,000,000
October 28, 2004
November 1, 2004 -
November 17, 2004	16,250,000	$ 26.00	16,250,000	332,750,000

Total	17,250,000	$ 25.95	17,250,000	332,750,000

Certification by the Chief Executive Officer

As required under the rules of the New York Stock Exchange (NYSE), our chief executive officer has timely submitted to the NYSE his annual certification that he is not aware of any violation by the company of NYSE corporate governance standards. Also as required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for 2004.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties, and actual results could differ materially. We claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:

  Adverse economic changes in the markets served by us or in countries in which we have significant investments.
  Changes in available technology and the effects of such changes including product substitutions and deployment costs.
  Uncertainty in the U.S. securities market and adverse medical cost trends.
  The final outcome of Federal Communications Commission proceedings and reopenings of such proceedings, including the Triennial Review and other rulemakings, and judicial review, if any, of such proceedings, including issues relating to access charges, broadband deployment, availability and pricing of, unbundled network elements and platforms (UNE-Ps) and unbundled loop and transport elements (EELs).
  The final outcome of regulatory proceedings in our 13-state area and reopenings of such proceedings, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, UNE-Ps and resale and wholesale rates, broadband deployment including Project Lightspeed, performance measurement plans, service standards and traffic compensation.
  Enactment of additional state, federal and/or foreign regulatory and tax laws and regulations pertaining to our subsidiaries and foreign investments.
  Our ability to absorb revenue losses caused by increasing competition, including offerings using alternative technologies (e.g., cable, wireless and VoIP) and UNE-P requirements, and to maintain capital expenditures.
  The extent of competition in our 13-state area and the resulting pressure on access line totals and wireline and wireless operating margins.
  Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireline and wireless markets.
  The ability of our competitors to offer product/service offerings at lower prices due to adverse regulatory decisions, including state regulatory proceedings relating to UNE-Ps and nonregulation of comparable alternative technologies (e.g., VoIP).
  The timing, extent and cost of deployment of our Project Lightspeed broadband initiative and the development of attractive and profitable service offerings.
  The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
  The issuance by the Internal Revenue Service and/or state tax authorities of new tax regulations or changes to existing standards and actions by federal, state or local tax agencies and judicial authorities with respect to applying applicable tax laws and regulations.
  The impact of the wireless joint venture with BellSouth, known as Cingular, including marketing and product-development efforts, customer acquisition and retention costs, access to additional spectrum, network upgrades, technological advancements, industry consolidation including the acquisition of AT&T Wireless and availability and cost of capital.
  Cingular’s failure to achieve, in the amounts and within the timeframe expected, the capital and expense synergies and other benefits expected from its acquisition of AT&T Wireless and our costs in financing our portion of the merger’s purchase price.
  The impact of our pending acquisition of AT&T, including our ability to obtain governmental approvals of the acquisition on the proposed terms and schedule; the failure of AT&T stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues.
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

SBC Communications Inc. Consolidated Statements of Income
Dollars in millions except per share amounts

	2004	2003	2002

Operating Revenues
Voice	$20,796	$21,986	$24,636
Data	10,984	10,150	9,639
Long-distance voice	3,297	2,561	2,324
Directory advertising	3,832	3,894	4,056
Other	1,878	1,907	2,166

Total operating revenues	40,787	40,498	42,821

Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown
separately below)	17,383	16,739	16,474
Selling, general and administrative	9,939	9,605	9,331
Depreciation and amortization	7,564	7,870	8,578

Total operating expenses	34,886	34,214	34,383

Operating Income	5,901	6,284	8,438

Other Income (Expense)
Interest expense	(1,023)	(1,242)	(1,382)
Interest income	492	603	561
Equity in net income of affiliates	873	1,253	1,921
Other income (expense) - net	922	1,818	733

Total other income (expense)	1,264	2,432	1,833

Income Before Income Taxes	7,165	8,716	10,271

Income taxes	2,186	2,857	2,910

Income From Continuing Operations	4,979	5,859	7,361

Income From Discontinued Operations, net of tax	908	112	112

Income Before Extraordinary Item and Cumulative Effect of
Accounting Changes	5,887	5,971	7,473

Extraordinary item, net of tax	-	(7)	-

Cumulative effect of accounting changes, net of tax	-	2,541	(1,820)

Net Income	$5,887	$8,505	$5,653

Earnings Per Common Share:
Income From Continuing Operations	$1.50	$1.77	$2.21
Income Before Extraordinary Item and Cumulative Effect of
Accounting Changes	$1.78	$1.80	$2.24
Net Income	$1.78	$2.56	$1.70

Earnings Per Common Share - Assuming Dilution:
Income From Continuing Operations	$1.50	$1.76	$2.20
Income Before Extraordinary Item and Cumulative Effect of
Accounting Changes	$1.77	$1.80	$2.23
Net Income	$1.77	$2.56	$1.69

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc. Consolidated Balance Sheets
Dollars in millions except per share amounts

December 31,
	2004	2003

Assets
Current Assets
Cash and cash equivalents	$760	$4,806
Short-term investments	99	378
Accounts receivable - net of allowances for uncollectibles
of $881 and $908	5,480	6,160
Prepaid expenses	746	760
Deferred income taxes	566	741
Other current assets	890	926
Assets of discontinued operations	-	252

Total current assets	8,541	14,023

Property, Plant and Equipment - Net	50,046	52,128

Goodwill	1,625	1,611

Investments in Equity Affiliates	1,798	6,924

Investments in and Advances to Cingular Wireless	33,687	11,003

Other Assets	13,147	14,544

Total Assets	$108,844	$100,233

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$5,734	$1,879
Accounts payable and accrued liabilities	10,038	10,658
Accrued taxes	1,787	402
Dividends payable	1,065	1,033
Liabilities of discontinued operations	310	328

Total current liabilities	18,934	14,300

Long-Term Debt	21,231	16,097

Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	15,621	15,070
Postemployment benefit obligation	9,076	12,691
Unamortized investment tax credits	188	220
Other noncurrent liabilities	3,290	3,607

Total deferred credits and other noncurrent liabilities	28,175	31,588

Stockholders’ Equity
Preferred shares ($1 par value, 10,000,000 authorized: none issued)	-	-
Common shares ($1 par value, 7,000,000,000 authorized: issued
3,433,124,836 at December 31, 2004 and 2003)	3,433	3,433
Capital in excess of par value	12,804	13,010
Retained earnings	29,352	27,635
Treasury shares (132,212,645 at December 31, 2004 and
127,889,010 at December 31, 2003, at cost)	(4,535)	(4,698)
Additional minimum pension liability adjustment	(190)	(1,132)
Accumulated other comprehensive income	(360)	-

Total stockholders’ equity	40,504	38,248

Total Liabilities and Stockholders’ Equity	$108,844	$100,233

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc. Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents

	2004	2003	2002

Operating Activities
Net income	$5,887	$8,505	$5,653
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	7,564	7,870	8,578
Undistributed earnings from investments in equity affiliates	(542)	(965)	(1,586)
Provision for uncollectible accounts	761	846	1,381
Amortization of investment tax credits	(32)	(24)	(30)
Deferred income tax expense	646	3,446	2,474
Net gain on sales of investments	(939)	(1,775)	(794)
Extraordinary item, net of tax	-	7	-
Cumulative effect of accounting changes, net of tax	-	(2,541)	1,820
Income from discontinued operations, net of tax	(908)	(112)	(112)
Retirement benefit funding	(2,232)	(1,645)	(3)
Changes in operating assets and liabilities:
Accounts receivable	(81)	(338)	(530)
Other current assets	(102)	(14)	472
Accounts payable and accrued liabilities	777	511	(1,919)
Other - net	156	(414)	(268)

Total adjustments	5,068	4,852	9,483

Net Cash Provided by Operating Activities	10,955	13,357	15,136

Investing Activities
Construction and capital expenditures	(5,099)	(5,219)	(6,808)
Investments in affiliates - net	(22,660)	-	(139)
Purchases of held-to-maturity securities	(135)	(710)	(1)
Maturities of held-to-maturity securities	499	248	2
Dispositions	6,622	3,020	4,349
Acquisitions	(74)	(8)	(731)
Proceeds from note repayment	50	-	-
Purchases of other investments	-	(436)	-
Proceeds from sales of other investments	50	-	-

Net Cash Used in Investing Activities	(20,747)	(3,105)	(3,328)

Financing Activities
Net change in short-term borrowings with original maturities of
three months or less	3,398	(78)	(1,791)
Issuance of other short-term borrowings	-	-	4,618
Repayment of other short-term borrowings	-	(1,070)	(7,718)
Issuance of long-term debt	6,461	-	2,251
Repayment of long-term debt	(881)	(3,098)	(1,499)
Purchase of treasury shares	(448)	(490)	(1,456)
Issuance of treasury shares	216	102	147
Issuance of preferred shares of subsidiaries	-	-	43
Dividends paid	(4,141)	(4,539)	(3,557)
Other	-	-	(56)

Net Cash Provided by (Used in) Financing Activities	4,605	(9,173)	(9,018)

Net increase (decrease) in cash and cash equivalents from continuing operations	(5,187)	1,079	2,790

Net increase in cash and cash equivalents from discontinued operations	1,141	156	77

Net increase (decrease) in cash and cash equivalents	(4,046)	1,235	2,867

Cash and cash equivalents beginning of year	4,806	3,571	704

Cash and Cash Equivalents End of Year	$760	$4,806	$3,571

The accompanying notes are an integral part of the consolidated financial statements.

SBC Communications Inc. Consolidated Statements of Stockholders’ Equity
Dollars in millions except per share amount

2004	2003	2002

	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	3,433	$3,433	3,433	$3,433	3,433	$3,433

Balance at end of year	3,433	$3,433	3,433	$3,433	3,433	$3,433

Capital in Excess of Par Value
Balance at beginning of year		$13,010		$12,999		$12,820
Issuance of shares		(315)		(181)		(165)
Stock option expense		75		183		390
Other		34		9		(46)

Balance at end of year		$12,804		$13,010		$12,999

Retained Earnings
Balance at beginning of year		$27,635		$23,802		$21,737
Net income ($1.78, $2.56 and $1.70 per share)		5,887		8,505		5,653
Dividends to stockholders ($1.26, $1.41 and $1.08 per share)		(4,170)		(4,674)		(3,591)
Other		-		2		3

Balance at end of year		$29,352		$27,635		$23,802

Treasury Shares
Balance at beginning of year	(128)	$(4,698)	(115)	$(4,584)	(79)	$(3,482)
Purchase of shares	(17)	(448)	(21)	(490)	(44)	(1,456)
Issuance of shares	13	611	8	376	8	354

Balance at end of year	(132)	$(4,535)	(128)	$(4,698)	(115)	$(4,584)

Additional Minimum Pension Liability Adjustment
Balance at beginning of year		$(1,132)		$(1,473)		$-
Required adjustments (net of taxes of $578, $210 and $904)		942		341		(1,473)

Balance at end of year		$(190)		$(1,132)		$(1,473)

Accumulated Other Comprehensive Income, net of tax
Balance at beginning of year		$-		$(978)		$(1,589)
Currency translation adjustments:
Foreign currency translation adjustment,
net of taxes of $(17), $302 and $258		(31)		561		480
Less reclassification adjustment for cumulative currency
translation adjustments realized in net income		(97)		-		148
Net unrealized gains (losses) on securities:
Unrealized gains (losses), net of taxes of $102, $264 and $(19)		189		536		(38)
Less reclassification adjustment realized in net income		(225)		(119)		7
Less reclassification adjustment for loss included in
deferred revenue		-		-		14
Unrealized gains (losses) on cash flow hedges, net of taxes of $(106)		(196)		-		-

Other comprehensive income (loss)		(360)		978		611

Balance at end of year		$(360)		$-		$(978)

Total Comprehensive Income
Net income		$5,887		$8,505		$5,653
Additional minimum pension liability adjustments per above		942		341		(1,473)
Other comprehensive income (loss) per above		(360)		978		611

Total Comprehensive Income		$6,469		$9,824		$4,791

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Note 1. Summary of Significant Accounting Policies

Basis of Presentation - Throughout this document, SBC Communications Inc. is referred to as "we" or "SBC." The consolidated financial statements include the accounts of SBC and our majority-owned subsidiaries. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally (primarily in Latin America) providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services.

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

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51" (FIN 46). FIN 46 provides guidance for determining whether an entity is a variable interest entity (VIE) and which equity investor of that VIE, if any, should include the VIE in its consolidated financial statements. In December 2003, the FASB staff revised FIN 46 (FIN 46(R)) to clarify some of the provisions. The revision delayed the effective date for application of FIN 46(R) by large public companies, such as us, until periods ending after March 15, 2004, for all types of VIEs other than special-purpose entities, including our investment in Cingular. In 2003, we recorded an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46.

In accordance with the provisions of FIN 46(R), we performed a quantitative study of potential cash flows of Cingular, covering a wide range of scenarios that valued Cingular significantly above and below the estimated fair value of Cingular. The probability of these scenarios was assessed to establish the weighted-average amount that these scenarios were both above and below the average of all the scenarios. These are the "residual returns" and "expected losses" as defined by FIN 46(R). As Cingular's total capitalization has a high equity component, the "expected losses" of the FIN 46(R) calculations were significantly below not only the fair value of Cingular's equity, but also its book value. Therefore, we determined that Cingular did not qualify for consolidation by us under the provisions of FIN 46(R), and our accounting treatment of our investment in Cingular remained unchanged. Cingular's acquisition of AT&T Wireless Services Inc. (AT&T Wireless) (see Note 16) was accomplished entirely through equity contributions to Cingular; Cingular's debt increased only by the amount of AT&T Wireless public debt assumed in connection with the acquisition. When we reassessed whether Cingular should be consolidated under FIN 46(R), primarily because of the large increase in the fair value of Cingular's equity as a result of the transaction, we concluded the acquisition of AT&T Wireless did not change our accounting for Cingular under FIN 46(R).

In May 2004, in response to the federal Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act), the FASB issued final guidance on how employers that provide postretirement health care benefits should account for the Medicare Act (referred to as FSP FAS 106-2). FSP FAS 106-2 requires us to account for the Medicare Act as an actuarial gain or loss. As allowed under the FASB's preliminary guidance (referred to as FSP FAS 106-1), we initially accounted for the Medicare Act as a plan amendment and recorded the adjustment in the amortization of our liability, from the December 2003 date of enactment of the Medicare Act. Because our initial accounting for the effects of the Medicare Act differed from the final guidance issued, in accordance with FSP FAS 106-2, we restated our first-quarter 2004 results to reflect the recognition as an actuarial gain or loss. While the gain realized from the Medicare Act is the same amount when recognized as an actuarial gain or loss instead of as a plan amendment, the gain is recognized over a longer period of time, which decreases the annual impact on our results. This restatement decreased our first-quarter 2004 net income approximately $11 (with no tax effect), or less than $0.01 per diluted share. Due to the immaterial impact of the change in accounting on 2003 (since the Medicare Act was enacted in December), we did not record a cumulative effect of accounting change as of January 1, 2004. (See Note 10)

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

FAS 123(R) must be adopted no later than July 1, 2005. FAS 123(R) permits public companies to adopt its requirements using the following methods:

  The "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date.
  The "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are still considering which method to adopt under FAS 123(R). We adopted the fair-value-based method of accounting for share-based payments allowed under FAS 123 effective January 1, 2002, using the retroactive restatement method of adoption described in FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This included restatement of results from January 1, 2000 forward as those were the years for which audited income statements were included in the 2002 SBC Annual Report. Upon adoption of FAS 123(R), if we were to adopt the retrospective method, we would also restate results for 1994 through 1999 for the effects on our equity. We are currently using the Black-Scholes option pricing model to estimate the value of stock options granted to employees and expect to continue to use this acceptable option valuation model upon the required adoption of FAS 123(R). We anticipate that adoption of FAS 123(R) will not have a material impact on compensation expense. However, there are possible income tax consequences (see Note 9).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates.

Reclassifications - We have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation, including those related to our discontinued operations (see Note 17).

Income Taxes - Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. We provide valuation allowances against the deferred tax assets for amounts when the realization is uncertain. Management reviews these items regularly in light of changes in tax laws and court rulings at both federal and state levels. Our income tax returns are regularly audited and reviewed by the Internal Revenue Service (IRS) and state taxing authorities. The IRS has completed field examinations for all tax years through 1999, and examinations of subsequent years are in progress. The IRS has issued assessments challenging the timing and amounts of various deductions for the 1997-1999 period. We paid the taxes on these assessments and filed refund claims, which the IRS has denied. We are currently considering remediation options, which include litigation. The resolution of this litigation is not expected to have any material adverse impact on the financial statements.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets which gave rise to the credits.

Cash Equivalents - Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value. At December 31, 2004, we held $261 in cash, $423 in money market funds and $76 in other cash equivalents.

Investment Securities - Investments in securities principally consist of held-to-maturity or available-for-sale instruments. Short-term and long-term investments in money market securities and other auction-type securities are carried as held-to-maturity securities. Available-for-sale securities consist of various debt and equity securities that are long term in nature. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated other comprehensive income.

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

The Emerging Issues Task Force (EITF), a task force established to assist the FASB on significant emerging accounting issues, has issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of accounting for sales that involve multiple revenue-generating products and/or services sold under a single contractual agreement. For us, this rule became effective for sales agreements entered into beginning July 1, 2003 and it does not have a material effect on our consolidated financial statements.

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

Cumulative Effect of Accounting Changes

Directory accounting
Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method. The issue basis method recognizes revenues and expenses at the time the initial delivery of the related directory is completed. Consequently, quarterly income tends to vary with the number and size of directory titles published during a quarter. The amortization method recognizes revenues and expenses ratably over the life of the directory, which is typically 12 months. Consequently, quarterly income tends to be more consistent over the course of a year. We decided to change methods because the amortization method has now become the more prevalent method used among significant directory publishers. This change permits a more meaningful comparison between our directory segment and other publishing companies (or publishing segment s of larger companies).

Our directory accounting change resulted in a noncash charge of $1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003. The effect of this change was to increase consolidated pretax income and our directory segment income for 2003 by $80 ($49 net of tax, or $0.01 per diluted share).

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

In addition, in 2003, TDC A/S (TDC), the Danish communications company in which we then held an investment accounted for on the equity method, recorded a loss upon adoption of FAS 143. Our share of that loss was $7, which included no tax effect. This noncash charge of $7 was also recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003.

Beginning in 2003, for those plant accounts where our estimated costs of removal previously exceeded the estimated salvage value, we expense all costs of removal as we incur them (previously those costs had been recorded in our depreciation rates). As a result, our 2003 depreciation expense decreased and our operations and support expense increased as these assets were removed from service. The effect of this change was to increase consolidated pretax income and our wireline segment income for 2003 by $280 ($172 net of tax, or $0.05 per diluted share). However, over the life of the assets, total operating expenses recognized under this new accounting method will be approximately the same as under the previous method (assuming the cost of removal would be the same under both methods).

Goodwill and other intangible assets accounting
On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). Adoption of FAS 142 means that we stopped amortizing goodwill, and at least annually, we will test the remaining book value of goodwill for impairment. Any impairments subsequent to adoption will be recorded in operating expenses. We also stopped amortizing goodwill recorded on our equity investments. This embedded goodwill will continue to be tested for impairment under the accounting rules for equity investments, which are based on comparisons between fair value and carrying value. Our total cumulative effect of accounting change from adopting FAS 142 was a noncash charge of $1,820, net of an income tax benefit of $5, recorded as of January 1, 2002.

The carrying value of our goodwill at December 31, 2004 of $1,625 was allocated to the following segments: $724 to Wireline; $8 to Directory; and $893 to Other. Our amortized intangible assets, consisting primarily of customer lists, trademarks, and internally developed and purchased software had a gross carrying value of $1,122 and accumulated amortization of $719 at December 31, 2004. Our unamortized intangible assets, consisting of wireless licenses, had a gross carrying value of $25 at December 31, 2004.

At December 31, 2003, the carrying value of our goodwill of $1,611 was allocated to the following segments: $717 to Wireline; $8 to Directory; and $886 to Other. Our amortized intangible assets had a gross carrying value of $2,100 and accumulated amortization of $691 at December 31, 2003. Our unamortized intangible assets had a gross carrying value of $23 at December 31, 2003.

Adjusted results The amounts in the following table have been adjusted assuming that we had retroactively applied to 2002 the new directory and depreciation accounting methods, discussed above.

Year Ended December 31,	2004	2003	2002

Income before extraordinary item and cumulative effect of
accounting changes - as reported	$5,887	$5,971	$7,473
Directory change, net of tax	-	-	(107)
Depreciation change, net of tax	-	-	172

Income before extraordinary item and cumulative effect of
accounting changes - as adjusted	$5,887	$5,971	$7,538

Basic earnings per share:
Income before extraordinary item and cumulative effect of
accounting changes - as reported	$1.78	$1.80	$2.24
Directory change, net of tax	-	-	(0.03)
Depreciation change, net of tax	-	-	0.05

Income before extraordinary item and cumulative effect of
accounting changes - as adjusted	$1.78	$1.80	$2.26

Diluted earnings per share:
Income before extraordinary item and cumulative effect of
accounting changes - as reported	$1.77	$1.80	$2.23
Directory change, net of tax	-	-	(0.03)
Depreciation change, net of tax	-	-	0.05

Income before extraordinary item and cumulative effect of
accounting changes - as adjusted	$1.77	$1.80	$2.25

Net income - as reported	$5,887	$8,505	$5,653
Remove extraordinary item and cumulative effect
of accounting changes	-	(2,534)	-
Directory change, net of tax	-	-	(107)
Depreciation change, net of tax	-	-	172

Net income - as adjusted	$5,887	$5,971	$5,718

Basic earnings per share:
Net income - as reported	$1.78	$2.56	$1.70
Remove extraordinary item and cumulative effect
of accounting changes	-	(0.76)	-
Directory change, net of tax	-	-	(0.03)
Depreciation change, net of tax	-	-	0.05

Net income - as adjusted	$1.78	$1.80	$1.72

Diluted earnings per share:
Net income - as reported	$1.77	$2.56	$1.69
Remove extraordinary item and cumulative effect
of accounting changes	-	(0.76)	-
Directory change, net of tax	-	-	(0.03)
Depreciation change, net of tax	-	-	0.05

Net income - as adjusted	$1.77	$1.80	$1.71

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

Goodwill – Goodwill represents the excess of consideration paid over net assets acquired in business combinations. Goodwill is not amortized but is tested annually for impairment. We have completed our annual impairment testing for 2004 and determined that no impairment exists. During 2004, the carrying amount of our goodwill increased which included acquisitions by our subsidiaries.

Advertising Costs – Advertising costs for advertising products and services or promoting our corporate image are expensed as incurred.

Foreign Currency Translation – Our foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets. Gains and losses resulting from exchange-rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

Derivative Financial Instruments – We record derivatives on the balance sheet at fair value. We do not invest in derivatives for trading purposes. We use derivatives from time to time as part of our strategy to manage risks associated with our contractual commitments. For example, we use interest rate swaps to limit exposure to changes in interest rates on our debt obligations (see Note 8). We account for our interest rate swaps using mark-to-market accounting and include gains or losses from interest rate swaps when paid or received in interest expense on our Consolidated Statements of Income. Amounts paid or received on interest rate forward contracts are amortized over the period of the related interest payments.

Stock-Based Compensation – As discussed more fully in Note 12, under various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. We account for these plans using the preferable fair value recognition provisions of FAS 123. Under this method, the estimated fair value of the options granted is amortized to expense over the options’ vesting period. In December 2004, the FASB revised FAS 123 (FAS 123(R)) which among other items, requires the expensing of stock-based compensation. The statement is effective for the first interim or annual period beginning after June 15, 2005. As we had previously adopted the expensing provisions of FAS 123, we do not expect FAS 123(R) to have a significant effect on our compensation expense when adopted.

Pension and Postretirement Benefits – See Note 10 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions.

Note 2. Acquisitions, Dispositions, and Valuation and Other Adjustments

Acquisitions – In December 2004, our subsidiary Sterling Commerce, Inc. (Sterling), agreed to acquire Yantra Corporation (Yantra) for approximately $170 in cash. Yantra is a provider of distributed order management and supply chain fulfillment solutions. This transaction closed on January 25, 2005.

In November 2004, a subsidiary in our directory segment entered into a joint venture agreement with BellSouth Corporation (BellSouth) and purchased the internet directory provider YellowPages.com (YPC) for approximately $98, our portion of which was $65.

Dispositions – In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana to R.H. Donnelley Corporation (Donnelley) for net proceeds of approximately $1,397. The sale included SBC’s interest in DonTech II Partnership, a partnership between Donnelley and SBC that was the exclusive sales agent for Yellow Pages advertising in those two areas. This transaction closed in the third quarter of 2004 and we recorded a gain of approximately $1,357 ($827 net of tax) in our third-quarter 2004 financial results. During the third quarter of 2004, we changed our reporting for this portion of the directory business to discontinued operations (see Note 17).

During 2004, we sold our investment in Danish telecommunications provider TDC for approximately $2,864 in cash. We reported a net loss of approximately $138 ($66 net of tax). The details of this disposition follow.

In June 2004, we sold approximately 69.4 million shares of TDC for approximately $2,125 in cash. Approximately 51.3 million shares were sold to certain institutional investors located in Europe, the United States and elsewhere. TDC also repurchased 18.1 million shares. After this transaction, we owned approximately 20.6 million shares of TDC. We reported a loss of approximately $191 ($101 net of tax) in our second-quarter 2004 financial results due to this transaction.

As a result of this June transaction, SBC-designated directors resigned all of their board seats and we removed all of our employees from day-to-day operations at TDC. Accordingly, as we no longer exerted significant influence on TDC’s operations, we were required to change from the equity method of accounting to the cost method of accounting for our remaining interest in TDC during June 2004. Therefore, we ceased recording proportionate results from TDC as equity income in our financial results from the date of this transaction.

We had previously agreed to not sell our remaining approximate 20.6 million shares of TDC until December 6, 2004, subject to various exceptions, including for sales made with the prior written consent of the investment banks that conducted the sale of a portion of our shares in TDC in June of 2004. However, we received approval by those banks on November 3, 2004, and sold our remaining approximate 20.6 million shares of TDC for approximately $739 in cash. We reported a gain of approximately $53 ($35 net of tax) in our fourth-quarter 2004 financial results due to this transaction.

During 2004, we also sold our investment in South African telecommunications provider Telkom S.A. Limited (Telkom) for approximately $1,186 in cash. We reported a loss of approximately $82 ($55 net of tax). The details of this disposition follow.

In June 2004, we sold approximately 50% of our stake in Telkom for approximately $543 in cash to South African and international institutional investors. We reported a loss of approximately $68 ($45 net of tax) in our second-quarter 2004 financial results due to this transaction. Because we retained significant representation on Telkom’s board of directors and participation and influence on operations, we continued to use the equity method of accounting for our then-remaining interest in Telkom.

We had previously agreed to not sell any of our remaining interest prior to the date of the release of Telkom’s interim financial results (which was scheduled for November 15, 2004), subject to various exceptions, including for sales made with the prior written consent of the investment banks that conducted the sale of a portion of our shares in Telkom in June of 2004. We received the written consent of those investment banks and in November 2004, we sold our remaining interest in Telkom for approximately $643 in cash. We reported a loss of approximately $14 ($10 net of tax) in our fourth-quarter 2004 financial results due to this transaction.

In March 2004, in connection with Belgacom S.A.‘s (Belgacom) initial public offering (IPO), we disposed of our entire investment in Belgacom. Both our investment and TDC’s investment in Belgacom were held through Belgacom’s minority stockholder, ADSB Telecommunications B.V. (ADSB). In a series of transactions culminating with the IPO, we reported a combined direct and indirect net gain of approximately $1,067 ($715 net of tax) in our 2004 financial results. Approximately $235 of this pretax gain was reported as equity income, reflecting our indirect ownership though TDC (which also disposed of its interest). We received approximately $2,063 in cash from the disposition of our direct interest.

Net proceeds from the 2004 dispositions of our international investments were generally used to fund our share of the purchase price paid by Cingular to acquire AT&T Wireless. See Note 16 for additional information on this acquisition.

In October 2002, we agreed to sell our 15% interest in Cegetel S.A. (Cegetel) to Vodafone Group PLC (Vodafone). The pending sale removed our significant influence and required us to change our accounting for Cegetel to the cost method from the equity method at the time of the agreement. With this change, the value of our investment is reflected in the “Other Assets” line on our December 31, 2002 Consolidated Balance Sheet. The sale was completed in January 2003, and we received cash proceeds of $2,270 and recorded a pretax gain of approximately $1,574.

In the second quarter of 2002, we entered into two agreements with Bell Canada Holdings Inc. (Bell Canada): (1) to redeem a portion of our ownership in Bell Canada and (2) to give BCE, Inc. (BCE) the right to purchase our remaining interest in Bell Canada. In June 2002, we entered into an agreement to redeem a portion of our ownership in Bell Canada, representing approximately 4% of the company, for an $873 short-term note, resulting in a pretax gain of approximately $148. Under the terms of the agreement, on July 15, 2002 when we received the proceeds from the short-term note, we purchased approximately 9 million shares of BCE, the majority stockholder of Bell Canada, for approximately 250 Canadian dollars (CAD) ($164 at July 15, 2002 exchange rates). In the second quarter of 2003, we sold these BCE shares for $173 in cash and recorded a pretax gain of approximately $9. In the fourth quarter of 2002, BCE exercised its right to purchase our remaining 16% interest in Bell Canada at a price of 4,990 CAD. We received proceeds of $3,158, consisting of approximately 8.9 million shares of BCE stock and the remainder of $2,997 in cash and recognized a pretax gain of approximately $455. In the third quarter of 2003, we sold the BCE stock for $191 in cash and recorded a pretax gain of approximately $31.

Restructuring of Investments – In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling. As part of this restructuring, a newly created subsidiary borrowed $244 from an independent party at an annual interest rate of 4.79%, repayable in five years. Additionally, a total of $43 of preferred securities in subsidiaries was sold to independent parties. The preferred interests receive preferred dividends at a 5.79% annual rate, paid quarterly. As we remain the primary beneficiary after the restructuring, the preferred securities are classified as “Other noncurrent liabilities” on our Consolidated Balance Sheets, and no gain or loss was recorded on the transaction. As a result, we recognized in net income $280 of tax benefits on certain financial expenses and losses that were not previously eligible for deferred tax recognition (see Note 9).

Valuation Adjustments – In January 2002, we purchased from América Móvil S.A. de C.V. (América Móvil) its approximately 50% interest in Cellular Communications of Puerto Rico (CCPR) for cash and a note redeemable for our investment in Telecom Américas Ltd. (Telecom Américas). We retained the right to settle the note by delivering Telecom Américas shares. This represented a forward sale of our interest in Telecom Américas. In connection with this transaction, we reviewed the values at which we would carry CCPR and our interest in Telecom Américas and recognized a charge of $390 ($262 net of tax) for the reduction of our direct and indirect book values to the value indicated by the transaction. We based this valuation on a contemporaneous transaction involving CCPR and an independent third party. The charges were recorded in both other income (expense) – net ($341) and equity in net income of affiliates ($49). América Móvil exercised its option to acquire our shares of Telecom Américas in July 2002.

All other cost investments accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115) are periodically reviewed to determine whether an investment’s decline in value is other than temporary. If so, the cost basis of the investment is written down to fair value, which becomes the new cost basis.

2002 Workforce Reduction and Related Charges – During 2002, our continuing review of staffing needs led to decisions to further reduce our number of management and nonmanagement employees. In 2002, we recorded charges of approximately $356 ($224 net of tax) for severance and real estate costs related to workforce-reduction programs. As discussed in Note 10, these workforce-reduction programs also required us to record $486 in special termination benefits and net pension settlement gains of $29.

Note 3. Earnings Per Share

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2004, 2003 and 2002 are shown in the table below:

Year Ended December 31,	2004	2003	2002

Numerators
Numerator for basic earnings per share:
Income from continuing operations	$4,979	$5,859	$7,361
Dilutive potential common shares:
Other stock-based compensation	9	9	7

Numerator for diluted earnings per share	$4,988	$5,868	$7,368

Denominators
Denominator for basic earnings per share:
Weighted-average number of common
shares outstanding (000,000)	3,310	3,318	3,330
Dilutive potential common shares (000,000):
Stock options	2	1	8
Other stock-based compensation	10	10	10

Denominator for diluted earnings per share	3,322	3,329	3,348

Basic earnings per share
Income from continuing operations	$1.50	$1.77	$2.21
Income from discontinued operations	0.28	0.03	0.03
Extraordinary item	-	-	-
Cumulative effect of accounting changes	-	0.76	(0.54)

Net income	$1.78	$2.56	$1.70

Diluted earnings per share
Income from continuing operations	$1.50	$1.76	$2.20
Income from discontinued operations	0.27	0.04	0.03
Extraordinary item	-	-	-
Cumulative effect of accounting changes	-	0.76	(0.54)

Net income	$1.77	$2.56	$1.69

At December 31, 2004, 2003 and 2002, we had issued and outstanding options to purchase approximately 214 million, 231 million and 229 million shares of SBC common stock. The exercise prices of options to purchase a weighted average of 191 million, 212 million and 180 million shares in 2004, 2003, and 2002 exceeded the average market price of SBC stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2004, the exercise price of 32 million share options were below market price. Of these options, 16 million will expire by the end of 2007.

Note 4. Segment Information

Our segments are strategic business units that offer different products and services and are managed accordingly. Under GAAP segment reporting rules, we analyze our various operating segments based on segment income. Interest expense, interest income, other income (expense) – net and income tax expense are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated results. We have five reportable segments that reflect the current management of our business: (1) wireline, (2) Cingular, (3) directory, (4) international, and (5) other.

The wireline segment provides both retail and wholesale landline telecommunications services, including local and long-distance voice, switched access, data and messaging services and satellite television services through our agreement with EchoStar Communications Corp. (EchoStar).

The Cingular segment reflects 100% of the results reported by Cingular, our wireless joint venture, excluding the effects of Cingular’s February 2005 announcement. In February 2005, we announced we were recording a charge against fourth-quarter 2004 results to reflect the correction of an error relating to the lease accounting practices of Cingular. Cingular restated previous financial results. Our prior-years’ financial results were not restated due to the immateriality of this adjustment to the results of operations, cash flows and financial position for the current year or any individual or prior period. As a result of the charge, we reduced our fourth-quarter 2004 equity in net income of affiliates by approximately $105. This charge does not affect Cingular’s cash flows and is primarily related to the timing of recording rental expense which would balance out over the life of the affected operating leases. Because this was a noncash charge which had an immaterial impact on reported segment results for the periods presented and since the information we used during the years presented to analyze this segment did not include this adjustment, in the segment tables following we present 100% of Cingular’s revenues and expenses excluding this adjustment under “Total segment operating revenues” and “Total segment operating expenses.” The $105 reduction to equity in net income of affiliates is reflected in the “Other” segment for the 2004 operating results. Although we analyze Cingular’s revenues and expenses under the Cingular segment, we eliminate the Cingular segment in our consolidated financial statements. In our consolidated financial statements, we report our 60% proportionate share of Cingular’s results as equity in net income of affiliates. For segment reporting, we report this equity in net income of affiliates in our other segment.

The directory segment includes our directory operations, including Yellow and White Pages advertising and electronic publishing. Results for this segment are shown under the amortization method which means that revenues and direct expenses are recognized ratably over the life of the directory title, typically 12 months. Results for all periods presented in this segment have been restated to reflect the sale of our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley (see Note 2).

Our international segment includes all investments with primarily international operations. The other segment includes results from paging services, all corporate and other operations as well as the Cingular equity income, as discussed above.

In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with GAAP. The Wireline, Cingular, Directory, International and Other columns represent the segment results of each such operating segment. The Consolidation and Elimination column adds in those line items that we manage on a consolidated basis only: interest expense, interest income and other income (expense) – net. This column also eliminates any intercompany transactions included in each segment’s results. Since our 60% share of the results from Cingular is already included in the Other column, the Cingular Elimination column removes the results of Cingular shown in the Cingular segment. In the balance sheet section of the tables below, our investment in Cingular is included in the “Investment in equity method investees” line item in the Other column ($26,830 in 2004 and $5,118 in 2003).

Segment results, including a reconciliation to SBC consolidated results, for 2004, 2003 and 2002 are as follows:

At December 31, 2004 or for the year ended	Wireline	Cingular	Directory	International	Other	Consolidation and Elimination	Cingular Elimination	Consolidated Results

Revenues from external customers	$36,857	$19,436	$3,665	$22	$243	$-	$(19,436)	$40,787
Intersegment revenues	30	-	94	-	1	(125)	-	-

Total segment operating revenues	36,887	19,436	3,759	22	244	(125)	(19,436)	40,787

Operations and support expenses	25,809	14,834	1,644	31	(37)	(125)	(14,834)	27,322
Depreciation and amortization expenses	7,454	3,079	9	-	101	-	(3,079)	7,564

Total segment operating expenses	33,263	17,913	1,653	31	64	(125)	(17,913)	34,886

Segment operating income	3,624	1,523	2,106	(9)	180	-	(1,523)	5,901
Interest expense	-	900	-	-	-	1,023	(900)	1,023
Interest income	-	12	-	-	-	492	(12)	492
Equity in net income of affiliates	-	(390)	-	812	61	-	390	873
Other income (expense) – net	-	(82)	-	-	-	922	82	922

Segment income before income taxes	3,624	163	2,106	803	241	391	(163)	7,165

Segment assets	66,131	82,284	3,153	14,041	107,825	(82,306)	(82,284)	108,844
Investment in equity method investees	-	2,723	63	1,494	27,071	-	(2,723)	28,628
Expenditures for additions to long-lived assets	4,999	3,463	1	-	99	-	(3,463)	5,099

At December 31, 2003 or for the year ended	Wireline	Cingular	Directory	International	Other	Consolidation and Elimination	Cingular Elimination	Consolidated Results

Revenues from external customers	$36,508	$15,483	$3,701	$30	$259	$-	$(15,483)	$40,498
Intersegment revenues	32	-	72	-	4	(108)	-	-

Total segment operating revenues	36,540	15,483	3,773	30	263	(108)	(15,483)	40,498

Operations and support expenses	24,735	11,105	1,637	47	33	(108)	(11,105)	26,344
Depreciation and amortization expenses	7,763	2,089	21	-	86	-	(2,089)	7,870

Total segment operating expenses	32,498	13,194	1,658	47	119	(108)	(13,194)	34,214

Segment operating income	4,042	2,289	2,115	(17)	144	-	(2,289)	6,284
Interest expense	-	856	-	-	-	1,242	(856)	1,242
Interest income	-	14	-	-	-	603	(14)	603
Equity in net income of affiliates	-	(323)	-	606	647	-	323	1,253
Other income (expense) – net	-	(74)	-	-	-	1,818	74	1,818

Segment income before income taxes	4,042	1,050	2,115	589	791	1,179	(1,050)	8,716

Segment assets	68,450	25,526	2,638	14,339	68,281	(53,475)	(25,526)	100,233
Investment in equity method investees	-	2,288	-	6,747	5,295	-	(2,288)	12,042
Expenditures for additions to long-lived assets	5,147	2,734	1	-	71	-	(2,734)	5,219

At December 31, 2002 or for the year ended	Wireline	Cingular	Directory	International	Other	Consolidation and Elimination	Cingular Elimination	Consolidated Results

Revenues from external customers	$38,529	$14,903	$3,887	$35	$370	$-	$(14,903)	$42,821
Intersegment revenues	30	-	79	-	19	(128)	-	-

Total segment operating revenues	38,559	14,903	3,966	35	389	(128)	(14,903)	42,821

Operations and support expenses	24,148	10,532	1,631	85	69	(128)	(10,532)	25,805
Depreciation and amortization expenses	8,442	1,850	30	-	106	-	(1,850)	8,578

Total segment operating expenses	32,590	12,382	1,661	85	175	(128)	(12,382)	34,383

Segment operating income	5,969	2,521	2,305	(50)	214	-	(2,521)	8,438
Interest expense	-	911	-	-	-	1,382	(911)	1,382
Interest income	-	29	-	-	-	561	(29)	561
Equity in net income of affiliates	-	(265)	-	1,152	769	-	265	1,921
Other income (expense) - net	-	(123)	-	-	-	733	123	733

Segment income before income taxes	5,969	1,251	2,305	1,102	983	(88)	(1,251)	10,271

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

Long-lived assets consist primarily of net property, plant and equipment; goodwill; and the book value of our equity investments, which are shown in the table below:

December 31,	2004	2003

United States	$78,806	$59,033
Denmark	-	3,246
Belgium	-	1,236
Mexico	1,221	1,079
South Africa	-	919
Other foreign countries	272	268

Total	$80,299	$65,781

Note 5. Property, Plant and Equipment

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2004	2003

Land	-	$643	$639
Buildings	35-45	11,909	11,519
centeral office equipment	3-10	55,703	55,120
Cable, wiring and conduit	10-50	52,860	52,076
Other equipment	5-15	9,749	9,590
Software	3	4,222	3,599
Under construction	-	1,091	1,380

		136,177	133,923

Accumulated depreciation and amortization		86,131	81,795

Property, plant and equipment - net		$50,046	$52,128

Our depreciation expense was $7,447 in 2004, $7,667 in 2003 and $8,379 in 2002.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $479 for 2004, $420 for 2003 and $586 for 2002. At December 31, 2004, the future minimum rental payments under noncancelable operating leases for the years 2005 through 2009 were $327, $250, $185, $145 and $122 with $257 due thereafter. Capital leases are not significant.

SpectraSite Agreement

In August 2000, we reached an agreement with SpectraSite, Inc. (SpectraSite) under which we granted SpectraSite the exclusive rights to lease space on a number of our communications towers. These operating leases were scheduled to close over a period ending in 2002 (subsequently extended to 2004). SpectraSite would sublease space on the towers to Cingular and also agreed to build or buy new towers for Cingular over the next five years. Cingular’s sublease payments to SpectraSite reduce Cingular’s net income and partially offset the rental income we receive from SpectraSite.

Under the terms of the original agreement, we received a combination of cash and stock as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments were recorded as deferred revenue and recognized in income as revenue over the life of the leases. In November 2001, we received $35 from SpectraSite in consideration for amending the agreement to reduce the maximum number of towers subject to its terms and to extend the schedule for tower closings until first quarter of 2004. The balance of deferred revenue was $628 in 2004, $605 in 2003 and $604 in 2002.

In late 2002, SpectraSite and certain of its senior debt holders agreed to restructure its debt. To effect the restructuring, SpectraSite filed a “prearranged” plan of reorganization under Chapter 11 of the United States Bankruptcy Code. We agreed with SpectraSite, subject to completion of its Chapter 11 reorganization, to decrease the number of towers to be leased to SpectraSite and to extend the schedule for tower closing until the third quarter of 2004. In addition, we exchanged all of our shares in SpectraSite for warrants to purchase shares representing less than 1% of the restructured company with no significant financial impact on us. SpectraSite emerged from bankruptcy in 2003.

Note 6. Equity Method Investments

We account for our nationwide wireless joint venture, Cingular, and our investments in equity affiliates under the equity method of accounting.

Cingular – The following table is a reconciliation of our investments in and advances to Cingular as presented on our Consolidated Balance Sheets:

	2004	2003

Beginning of year	$11,003	$10,468
Contributions	21,688	-
Equity in net income	30	613
Other adjustments	966	(78)

End of year	$33,687	$11,003

Undistributed earnings from Cingular were $2,511 and $2,481 at December 31, 2004 and 2003. During 2004, we made an equity contribution to Cingular in connection with its acquisition of AT&T Wireless (see Note 16). Other adjustments in 2004 included the net activity of $972 under our revolving credit agreement with Cingular, consisting of a reduction of $30 (reflecting Cingular’s repayment of advances during 2004) and an increase of $1,002 (reflecting the December 31, 2004 balance of advances to Cingular under this revolving credit agreement). (See Note 15)

We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e., 50/50) with our 40% economic partner in the joint venture. We have equal voting rights and representation on the Board of Directors that controls Cingular.

The following table presents summarized financial information for Cingular at December 31, or for the period then ended excluding the effects of Cingular’s February 2005 adjustment (see Note 4). The adjustment had a cumulative effect of approximately $175 on Cingular’s net income. Cingular’s management believes that the impact of this adjustment is not material to any previously issued financial statements. However, since the cumulative adjustment required to make this correction was material to Cingular’s 2004 financial results, prior-period results were restated. Cingular’s restated financial statements are available as Exhibit 13-b to our 2004 Form 10-K. The $105 reduction in our equity income from Cingular is reflected in 2004 in the above table reconciling our investments in and advances to Cingular.

	2004	2003	2002

Income Statements
Operating revenues	$19,436	$15,483	$ 14,903
Operating income	1,523	2,289	2,521
Net income	226	1,022	1,207

Balance Sheets
Current assets	$5,570	$3,300
Noncurrent assets	76,714	22,226
Current liabilities	8,013	3,187
Noncurrent liabilities	29,569	13,855

We have made advances to Cingular that totaled $5,855 and $5,885 at December 31, 2004 and 2003, which mature in June 2008. These advances bear interest at an annual rate of 6.0%. During 2004, Cingular repaid $30 of these advances in accordance with the terms of a revolving credit agreement (see Note 15). We earned interest income on these advances of $356 during 2004, $397 in 2003 and $441 in 2002. This interest income does not have a material impact on our net income as it is mostly offset when we record our share of equity income in Cingular.

Other Equity Method Investments - Our investments in equity affiliates include primarily international investments. The following table is a reconciliation of our investments in equity affiliates as presented on our Consolidated Balance Sheets:

	2004	2003

Beginning of year	$6,924	$5,859
Additional investments	100	-
Equity in net income	843	640
Dividends received	(331)	(288)
Currency translation adjustments	(53)	867
Dispositions	(4,995)	(89)
Other adjustments	(690)	(65)

End of year	$1,798	$6,924

The currency translation adjustment for 2004 primarily reflects the effect of exchange rate fluctuations on our investments in TDC, Teléfonos de México, S.A. de C.V. (Telmex) and Telkom. Dispositions for 2004 reflect the sale of TDC shares of $2,619, Belgacom shares of $1,190, Telkom shares of $1,114 (see Note 2), Telmex L shares of $63 and América Móvil L shares of $9. Other adjustments for 2004 include an adjustment of $686 resulting from our change from the equity method to the cost method of accounting for our investment in TDC (see Note 2).

The currency translation adjustment for 2003 primarily reflects the effect of exchange rate fluctuations on our investments in TDC, Belgacom and Telkom. Dispositions for 2003 reflect the decrease in our ownership percentage of Belgacom.

Undistributed earnings from equity affiliates were $1,377 and $2,496 at December 31, 2004 and 2003.

As of December 31, 2004, our investments in equity affiliates included a 7.6% interest in Telmex, Mexico’s national telecommunications company, and a 7.8% interest in América Móvil, primarily a wireless provider in Mexico, with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium, Americas Telecom S.A. de C. V., has the right to appoint a majority of the directors of América Móvil.

During 2004, we sold our entire investment in Danish telecommunications provider TDC for approximately $2,864 in cash. We reported a net loss of approximately $138 ($66 net of tax). We also sold our entire investment in South African telecommunications provider Telkom during 2004 for approximately $1,186 in cash. We reported a net loss of approximately $82 ($55 net of tax). See Note 2 for details of these transactions.

Following our initial disposition of part of TDC, the remaining portion was reclassified to a cost investment, reflected in “other adjustments” in the table above. As noted, that remaining investment was also sold during 2004.

In March 2004, in connection with Belgacom’s IPO, we disposed of our entire investment in Belgacom. We received approximately $2,063 in cash from the disposition of our direct interest and reported a combined direct and indirect net gain of approximately $1,067 ($715 net of tax). See Note 2 for details of this transaction.

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

In 2002, we agreed to sell to Vodafone our 15% equity interest in Cegetel, a joint venture that owns 80% of the second-largest wireless provider in France. The pending sale removed our significant influence and required us to change our accounting for Cegetel to the cost method from the equity method. This transaction closed in the first quarter of 2003. (See Note 2)

The following table presents summarized financial information of our significant international investments accounted for using the equity method, taking into account all adjustments necessary to conform to GAAP but excluding our purchase adjustments, including goodwill, at December 31 or for the year then ended. As noted above, during 2004 we completely disposed of our investments in TDC, Belgacom and Telkom. Accordingly, those investments are not included in the 2004 column in the table below.

	2004	2003	2002

Income Statements
Operating revenues	$22,800	$34,747	$ 30,414
Operating income	6,487	9,067	8,102
Net income	4,131	4,689	6,493

Balance Sheets
Current assets	$5,101	$11,282
Noncurrent assets	21,280	40,895
Current liabilities	5,493	10,101
Noncurrent liabilities	12,280	23,393

At December 31, 2004, we had goodwill of approximately $313 related to our international investments in equity affiliates.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2004, was approximately $1,724. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2004, was approximately $2,504. Our weighted-average share of operating revenues shown above was 8% in 2004 and 17% in 2003 and 2002.

Note 7. Debt

Long-term debt of SBC and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

	2004	2003

Notes and debentures [1]
0.00%-5.98% 2004-2038 [2]	$11,105	$5,987
6.03%-7.85% 2004-2043 [3]	11,429	10,894
8.85%-9.50% 2005-2016	141	153

	22,675	17,034
Unamortized discount - net of premium	(142)	(122)

Total notes and debentures	22,533	16,912
Capitalized leases	35	65

Total long-term debt, including current maturities	22,568	16,977
Current maturities of long-term debt	(1,337)	(880)

Total long-term debt	$21,231	$16,097

[1]	The fair value of our variable rate interest rate swaps of $79 in 2004 and $90 in 2003 was reported with its corresponding debt.
[2]	Includes $1,000 of 4.18% Puttable Reset Securities (PURS) maturing in 2021 with a put option by holder in 2005 and $250 of 5.95% debentures maturing in 2038 with a put option by holder to elect repayment in December 2004. The option to elect repayment on $239 of the $250 debentures was exercised and the debt was subsequently repaid in 2005. The remaining $11 million of debentures will mature in 2038 since the option to elect repayment expired unexercised. If the option by holder to elect repayment on the $1,000 of PURS is exercised in 2005 we would refinance that amount with long-term debt.
[3]	Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006.

At December 31, 2004, the aggregate principal amounts of long-term debt and weighted-average interest rate scheduled for repayment for the years 2005 through 2009, excluding the effect of interest rate swaps, were $1,337 (6.6%), $2,638 (5.9%), $913 (6.3%), $700 (6.3%) and $3,185 (4.8%) with $13,858 (6.1%) due thereafter. As of December 31, 2004, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured.

Financing Activities

On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash (see Note 16). In connection with the acquisition, we entered into an investment agreement with BellSouth and Cingular. Under the investment agreement, we and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the merger consideration for the acquisition. Based on our 60% equity ownership of Cingular, and after taking into account cash on hand at AT&T Wireless, we provided additional equity of approximately $21,600 to fund the consideration. In exchange for this equity contribution, Cingular issued to us and BellSouth new membership interests in Cingular. In October 2004, we entered into a $12,000, 364-day revolving credit agreement with certain investment and commercial banks to fund our $21,600 equity contribution. On October 26, 2004, we borrowed $8,750 under this agreement at an interest rate based on the daily federal funds rate, with an initial rate of 1.76% plus applicable margin. We repaid this borrowing with proceeds from commercial paper borrowings. We terminated this credit agreement as of November 26, 2004. To partially repay these commercial paper borrowings, in November 2004, we issued $5,000 of long-term debt consisting of $2,250 of 4.125%, 5-year notes; $2,250 of 5.100% 10-year notes; and $500 of 6.150% 30-year bonds. We also used the aggregate net proceeds of approximately $1,383 from the dispositions in November 2004 of our remaining interests in TDC and Telkom to further reduce our commercial paper borrowings.

In August 2004, we received net proceeds of $1,487 from the issuance of $1,500 of long-term debt, of which $750 has an interest rate of 5.625% and matures June 15, 2016. The remainder of the debt carries an interest rate of 6.45% and matures June 15, 2034.

In October 2004, we entered into a three-year credit agreement totaling $6,000 with a syndicate of banks replacing our $4,250, 364-day credit agreement that was terminated October 18, 2004. The expiration date of the current credit agreement is October 18, 2007. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. However, we are subject to a debt-to-EBITDA (a metric defined in the agreement and nominally representing earnings before interest, taxes, depreciation and amortization; although other adjustments are also included) covenant, and if advances are received, we are subject to a negative pledge covenant, both as defined in the agreement. Defaults under the agreement, which would permit the lenders to accelerate required payment, include nonpayment of principal or interest beyond any applicable grace period; failure by SBC or any subsidiary to pay when due other debt above a threshold amount that results in acceleration of that debt (commonly referred to as “cross-acceleration”) or commencement by a creditor of enforcement proceedings within a specified period after a money judgment above a threshold amount has become final; acquisition by any person of beneficial ownership of more than 50% of SBC common shares or a change of more than a majority of SBC’s directors in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change of control”); material breaches of representations in the agreement; failure to comply with the negative pledge or debt-to-EBITDA ratio covenants described above; failure to comply with other covenants for a specified period after notice, failure by SBC or certain affiliates to make certain minimum funding payments under the Employee Retirement Income Security Act of 1974, as amended (ERISA); and specified events of bankruptcy or insolvency. We are in compliance with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2004 or 2003.

Debt maturing within one year consists of the following at December 31:

	2004	2003

Commercial paper	$4,397	$999
Current maturities of long-term debt	1,337	880

Total	$5,734	$1,879

The weighted-average interest rate on commercial paper debt at December 31, 2004 and 2003 was 2.26% and 1.08%.

Note 8. Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows at December 31:

		2004			2003

	Carrying		Fair	Carrying		Fair
	Amount		Value	Amount		Value

Notes and debentures	$22,533		$23,628	$16,912		$18,094
Commercial paper	4,397		4,397	999		999
Cingular note receivable	5,855		5,855	5,885		5,885
Available-for-sale equity securities	732		732	844		844
EchoStar note receivable	453		453	441		441
Preferred stock of subsidiaries	393		393	393		393

The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The carrying amount of commercial paper borrowings approximates fair value.

Our notes receivable from Cingular are recorded at face value, and the carrying amounts approximate fair values. The fair value of our EchoStar note receivable was based on the present value of cash and interest payments, which is accreted on the note up to the face value of $500 over a three-year period on a straight line basis.

Our available-for-sale equity securities are carried at fair value, and realized gains and losses on these equity securities were included in “Other income (expense) – net” on the Consolidated Statements of Income. The fair value of more than 95% of our available-for-sale equity securities was determined based on quoted market prices and the carrying amount of the remaining securities approximates fair value. Gross realized gains on our available-for-sale equity securities were $323 in 2004, $1,775 in 2003 and $735 in 2002. Gross realized losses on these securities were $191 in 2004 and $0 in 2003 and 2002. These gains and losses were determined using the specific identification method. Our proceeds from the sales of our available-for-sale equity securities were $3,188 in 2004, $2,975 in 2003 and $4,020 in 2002.

Our short-term investments, other short-term and long-term held-to-maturity investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values. In addition, we held other short-term held-to-maturity securities of $99 as compared to $378 at December 31, 2003. At December 31, 2004, we did not hold any other long-term held-to-maturity securities, which mature within two years from the date of purchase, and had $84 at December 31, 2003.

Preferred Stock Issuances by Subsidiaries – In the fourth quarter of 2002, we restructured our holdings in certain investments, including Sterling. As part of this restructuring, a newly created subsidiary issued approximately $43 of preferred stock, which was included in “Other noncurrent liabilities” on the Consolidated Balance Sheets. The preferred stock will accumulate dividends at an annual rate of 5.79% and can be converted, at the option of the holder, to common stock (but not a controlling interest) of the subsidiary at any time. (See Note 2)

In June 1997 and December 1999, an SBC subsidiary issued $250 and $100 of preferred stock in private placements. Beginning in May 2004, the holders of the preferred stock may require the subsidiary to redeem the shares at any time. At December 31, 2004, the $350 of preferred stock in subsidiaries was included in “Other current liabilities” on the Consolidated Balance Sheets. Holders of these securities receive quarterly dividends based on a rolling three-month London Interbank Offer Rate (LIBOR), which was 2.75% at December 31, 2004.

Derivatives – We use interest rate swaps and interest rate forward contracts to manage interest rate risk. Each swap matches exact maturity dates of the underlying debt to which they are related, allowing for perfectly effective hedges. Each utilized forward contract matches the interest payments of the underlying debt to which they are related, allowing for perfectly effective hedges. The notional amounts, carrying amounts and estimated fair values of our derivative financial instruments are summarized as follows at December 31:

		2004			2003

	Notional	Carrying	Fair	Notional	Carrying	Fair
	Amount	Amount	Value	Amount	Amount	Value

Interest rate swap	$ 4,250	$ 79	$ 79	$ 3,500	$ 90	$ 90

At December 31, 2004, we had interest rate swaps with a notional value of $4,250 and a fair value of approximately $79. In January 2004, we entered into $750 in variable interest rate swap contracts on our 6.25% fixed rate debt that matures in March 2011. The fair value of our interest rate swaps was included in “Other Assets” on the Consolidated Balance Sheets.

In April 2004, we entered into interest rate forward contracts with a notional amount of $5,250 to partially hedge interest expense related to financing of Cingular’s acquisition of AT&T Wireless. During the third quarter of 2004, we utilized a notional amount of $1,500 of these interest rate forward contracts, and incurred settlement costs of $52 ($34 net of tax benefit), by issuing $1,500 of long-term debt of which $750 matures in June 2016, with the remainder maturing in June 2034. The settlement costs are accounted for as a component of “Other comprehensive income” and are being amortized as interest expense over the term of the interest payments of the related debt issuances. During the fourth quarter of 2004, we issued additional long-term debt and utilized the remaining amount of our interest rate forward contracts for a settlement cost of $250 ($162 net of tax benefit), which will be accounted for as previously mentioned.

Note 9. Income Taxes

Significant components of our deferred tax liabilities and assets (as restated for discontinued operations) are as follows at December 31:

	2004	2003

Depreciation and amortization	$13,725	$13,438
Equity in foreign affiliates	706	945
Other	4,372	4,281

Deferred tax liabilities	18,803	18,664

Employee benefits	2,197	3,261
Currency translation adjustments	300	228
Allowance for uncollectibles	320	277
Unamortized investment tax credits	73	86
Other	1,014	954

Deferred tax assets	3,904	4,806

Deferred tax assets valuation allowance	145	144

Net deferred tax liabilities	$15,044	$14,002

At December 31, 2004 and 2003, net deferred tax liabilities include a deferred tax asset of $605 and $558 relating to compensation expense under FAS 123. Full realization of this deferred tax asset requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123, however, do not allow a valuation allowance to be recorded unless the company’s future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the stock price of SBC common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. See Note 12 for additional discussion of FAS 123.

The change in the valuation allowance for 2003 is the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets unrelated to FAS 123. The valuation allowance is maintained in deferred tax assets for certain federal and state loss carryforwards that may not be realized.

The components of income tax expense are as follows:

	2004	2003	2002

Federal:
Current	$1,145	$(528)	$314
Deferred - net	843	3,046	2,254
Amortization of investment tax credits	(32)	(24)	(30)

	1,956	2,494	2,538

State, local and foreign:
Current	427	(37)	152
Deferred - net	(197)	400	220

	230	363	372

Total	$2,186	$2,857	$2,910

In the fourth quarter of 2002, we internally restructured our ownership in several investments, including Sterling (see Note 2). The restructuring included the issuance of external debt (see Note 7) and the issuance and sale of preferred stock in subsidiaries (see Note 8). As we remain the primary beneficiary after the restructuring, the preferred securities are classified as “Other noncurrent liabilities” on our Consolidated Balance Sheet, and no gain or loss was recorded on the transaction. As a result of the sale of preferred stock, we recognized in net income $280 of tax benefits on certain financial expenses and losses that were not previously eligible for deferred tax recognition.

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, income from discontinued operations, extraordinary items and cumulative effect of accounting change is as follows:

	2004	2003	2002

Taxes computed at federal statutory rate	$2,508	$3,051	$3,595
Increases (decreases) in income taxes resulting from:
State and local income taxes - net of federal income tax benefit	213	241	260
Restructuring/sale of preferred interest	-	-	(280)
Effects of international operations	(222)	(230)	(354)
Medicare reimbursements	(89)	(8)	-
Tax settlements	(65)	(41)	(171)
Other - net	(159)	(156)	(140)

Total	$2,186	$2,857	$2,910

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

Note 10. Pension and Postretirement Benefits

Pensions – Substantially all of our employees are covered by one of various noncontributory pension and death benefit plans. At December 31, 2004, management employees participated in pension plans that include either cash balance or defined lump sum pension benefit formula. Additionally, the pension plans for all management employees include a traditional pension benefit formula, stated as a percentage of the employees’ adjusted career income. A management employee’s pension benefit is the greater of the amount calculated under (i) the cash balance or defined lump sum formula or (ii) the traditional benefit formula. In the fourth quarter of 2004 the management pension plan was amended, effective January 15, 2005, to freeze benefit accruals under the cash balance formula and to require that all future benefit accruals be based upon the plan’s traditional pension formula (i.e., a stated percentage of employees’ adjusted career income). Each employee’s existing cash balance will continue to earn interest at a variable annual rate. After this change, management employees, at retirement, can elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

Our objective in funding the plans, in combination with the ERISA standards, is to accumulate assets sufficient to meet the plans’ obligations to provide benefits to employees upon their retirement. Required funding is based on the present value of future benefits, which is similar to the projected benefit obligation discussed later. In April 2004, a law was enacted that provides for a temporary replacement of the 30-year treasury rate used in measuring a plan sponsor’s pension liability for funding purposes. The new law allows a plan sponsor to use a rate based on corporate bond yields (which traditionally has been higher than the 30-year treasury rate) in measuring its pension liability in 2004 and 2005. While the change has no effect on pension liabilities or costs for financial reporting purposes (which are governed by GAAP), using a higher rate will lower the pension liability, thus lowering the funding requirements for plan sponsors. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants.

Although no significant cash contributions were required under ERISA regulations during 2004, in July we voluntarily contributed approximately $1,000 to the pension trusts for the benefit of plan participants. During 2005, under ERISA regulations, we are not required to make any cash contributions to the trust for our pension plans.

We use a December 31 measurement date for calculating the values reported for plan assets and benefit obligations for our plans. For defined benefit pension plans, the benefit obligation is the “projected benefit obligation,” the actuarial present value, as of the measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	2004	2003

Benefit obligation at beginning of year	$27,617	$26,148
Service cost - benefits earned during the period	818	732
Interest cost on projected benefit obligation	1,642	1,666
Amendments	(87)	1
Actuarial loss	774	1,931
Special termination benefits	29	71
Benefits paid	(2,604)	(2,932)

Benefit obligation at end of year	$28,189	$27,617

The following table presents the change in the value of pension plan assets for the years ended December 31 and the pension plans’ funded status at December 31:

	2004	2003

Fair value of plan assets at beginning of year	$28,154	$24,999
Actual return on plan assets	3,259	5,584
Employer contribution	1,001	500
Benefits paid [1]	(2,601)	(2,929)

Fair value of plan assets at end of year [2]	$29,813	$28,154

Funded status (fair value of plan assets
less benefit obligation) [3]	$1,624	$537
Unrecognized prior service cost	968	1,397
Unrecognized net (gain) loss	6,748	6,588
Unamortized transition asset	(11)	(67)

Net amount recognized	$9,329	$8,455

[1]	Benefits paid include benefits transferred between plans during the year.
[2]	Plan assets include SBC common stock of $6 and $6 and SBC bonds of $1 and $2 at December 31, 2004 and 2003.
[3]	Funded status is not indicative of our ability to pay ongoing pension benefits. Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized in our Consolidated Balance Sheets at December 31 are listed below and are included in the discussions following these tables:

	2004	2003

Prepaid pension cost [1]	$9,329	$8,455
Additional minimum pension liability [2]	(1)	(2,720)
Intangible asset [1]	-	894
Accumulated other comprehensive income	1	1,132
Deferred tax asset	-	694

Net amount recognized	$9,329	$8,455

[1]	Included in “Other Assets.”
[2]	Included in “Postemployment benefit obligation.”

The following table presents the components of net pension cost (benefit) recognized in our Consolidated Statements of Income (gains are denoted with parentheses and losses are not):

	2004	2003	2002

Service cost - benefits earned during the period	$818	$732	$645
Interest cost on projected benefit obligation	1,642	1,666	1,780
Expected return on plan assets	(2,684)	(2,456)	(3,429)
Amortization of prior service cost
and transition asset	188	94	100
Recognized actuarial (gain) loss	44	53	(233)

Net pension cost (benefit)	$8	$89	$(1,137)

In determining the projected benefit obligation and the net pension cost (benefit), we used the following significant weighted-average assumptions:

	2004	2003	2002

Discount rate for determining projected benefit obligation at	6.00%	6.25%	6.75%
December 31
Discount rate in effect for determining net pension cost
(benefit)	6.25%	6.75%	7.50%
Long-term rate of return on plan assets	8.50%	8.50%	9.50%
Composite rate of compensation increase for determining
projected benefit obligation at December 31	4.00%	4.25%	4.25%
Composite rate of compensation increase for net pension
cost (benefit)	4.25%	4.25%	4.25%

Our assumed discount rate of 6.00% at December 31, 2004 reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants on that date. We determined our discount rate based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. We reduced the discount rate at December 31, 2004 and 2003 by 0.25% and by 0.50% respectively, resulting in an increase in our pension plan benefit obligation of approximately $575 and $1,081 at December 31, 2004 and 2003. Should actual experience differ from actuarial assumptions, the projected benefit obligation and net pension cost (benefit) would be affected.

Our expected long-term rate of return on plan assets of 8.5% for 2004 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. We consider many factors that include, but are not limited to, historic returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisors.

Our expected composite rate of compensation increase of 4.0% for 2004 reflects the long-term average rate of salary increases. Based on historic salary increase experience and management’s expectations of future salary increases, we reduced our expected composite rate of compensation increase assumption from 4.25% at December 31, 2003 to 4.0% at December 31, 2004. This 0.25% decrease reduced our pension benefit obligation approximately $17 at December 31, 2004 and is expected to decrease our 2005 pension expense $8.

As previously noted, the projected benefit obligation is the actuarial present value of all benefits attributed by the pension benefit formula to previously rendered employee service. The calculation of the obligation generally consists of estimating the amount of retirement income payments in future years after the employee retires or terminates service and calculating the present value at the measurement date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

In contrast to the projected benefit obligation, the accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. On a plan-by-plan basis, if the accumulated benefit obligation exceeds plan assets and at least this amount has not been accrued, an additional minimum liability must be recognized, partially offset by an intangible asset for unrecognized prior service cost, with the remainder a direct charge to equity net of deferred tax benefits. These items are included in the table above that presents the amounts recognized in our Consolidated Balance Sheets at December 31. Effective December 31, 2004, we merged substantially all of our pension plan participants into one of our existing plans. This activity, while having no impact on our consolidated asset or liability balances, did change the comparison of the accumulated benefit obligation to plan assets for the remaining existing plan, significantly reducing our additional minimum liability for two of the plans recorded in 2003. However, at December 31, 2004, for one of our plans, the accumulated benefit obligation (aggregate balance of $2) exceeded plan assets (aggregate balance of $1). This resulted in an additional minimum liability of $1 (net of deferred taxes of less than $1). At December 31, 2003, for three of our plans, the accumulated benefit obligation (aggregate balance of $13,724) exceeded plan assets (aggregate balance of $13,016). Because of our increased asset returns in 2003, during the fourth quarter of 2003 we were able to reduce our minimum liability by $735, which resulted in an additional minimum liability of $1,132 (net of deferred taxes of $694). These reclassifications in equity, while adjusting comprehensive income, will not affect our future results of operations or cash flows.

Shown below is a summary of our obligations and the fair value of plan assets for the years ended December 31:

	2004	2003

Projected benefit obligation	$28,189	$27,617
Accumulated benefit obligation	26,849	25,249
Fair value of plan assets	29,813	28,154

In December 2004, we announced a prospective change in the calculation of pension benefits provided to management employees. Effective January 15, 2005, the pension calculation formula for management employees will be based upon a stated percentage of employees’ adjusted career income. Each management employees’ existing cash balance account will continue to earn interest at a variable annual rate. This change reduced our projected benefit obligation approximately $140 at December 31, 2004 and is expected to decrease our 2005 pension expense $100.

When we initially implemented the cash balance formula, the change in liability required the establishment of a prior service cost deferral for the plan. With the current change to eliminate future service contributions to the cash balance plan, we determined during our annual review of prior service costs that the cash balance prior service cost was impaired and that the remaining amounts deferred must be immediately recognized. Accordingly, we wrote off approximately $99 of prior service cost in the fourth quarter of 2004. This impairment will decrease our pension expense approximately $19 each year for the next five years.

In May 2004, we agreed to a new five-year contract with the Communications Workers of America (CWA), which was ratified by the CWA members in July 2004. The labor agreement covers more than 100,000 employees and replaces a three-year contract that expired in April 2004.

In June 2004, we agreed to a new five-year contract with the International Brotherhood of Electrical Workers (IBEW), which was ratified by the IBEW members in August 2004. The labor agreement covers approximately 11,000 employees and replaces a three-year agreement that expired in June 2004. The agreement provides for similar benefit changes as that of the CWA agreement.

Among other things, the labor agreements provided for changes to active nonmanagement employees’ pension benefits. Pension band increases will be similar to that of the wage increases, an annual average of 2.5% excluding cost-of-living adjustments. These changes decreased pension expense approximately $13 in 2004.

During 2004, 2003 and 2002, as part of our workforce reduction programs, an enhanced retirement program was offered to eligible Pacific Telesis Group (PTG) nonmanagement employees. This program offered eligible employees who voluntarily decided to terminate employment an enhanced pension benefit and increased eligibility for postretirement medical, dental and life insurance benefits. Employees that accepted this offer and terminated employment before December 31 totaled approximately 144 in 2004, 339 in 2003 and 3,600 in 2002. In addition to the net pension cost (benefit) reported in the tables above, enhanced pension benefits related to this program were recognized as an expense of $22 in 2004, $42 in 2003 and $456 in 2002.

The IRS sets, and can adjust quarterly, the interest rate applicable for calculations of lump sum payments from pension plans. An increase in the interest rate has a negative impact on the lump sum pension calculation for some of our employees. During certain quarters of 2004 and 2003, we chose to extend the pension plan lump sum benefit payout rate for a specified period of time, allowing our employees to receive a higher payout of their pension benefits. The extension of the lump sum benefit payout rate was accounted for as a special termination benefit and was recorded in addition to the net pension cost (benefit) reported in the tables above. We recognized expenses of approximately $7 in 2004 and $28 in 2003 associated with these special termination benefits.

Also, in addition to the net pension cost (benefit) reported in the table disclosing the components of our net pension cost (benefit) and the aforementioned enhanced benefit and special termination costs, we recognized approximately $29 in net settlement gains in 2002. Net settlement gains in 2002 include settlement losses during the latter part of the year, reflecting the continued investment losses sustained by the plan.

Plan assets consist primarily of private and public equity, government and corporate bonds and real estate. The asset allocations are maintained to meet ERISA requirements. The principal investment objectives are: to ensure the availability of funds to pay pension benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk based on our pension obligations; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has a broadly diversified style. Substantial biases toward any particular investing style or type of security are avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and pension expense. The current asset allocation policy is based on a forecasting study conducted in 2002.

The pension plan weighted-average asset target and actual allocations, by asset category are as follows:

Percentage of Plan
Target Allocation	Assets at December 31,
	2005	2004	2003

Equity securities
Domestic	40%-50%	47%	49%
International	12%-18%	17	17
Debt securities	25%-35%	29	27
Real estate	3%-6%	2	3
Other	4%-7%	5	4

Total		100%	100%

At December 31, 2004, securities held include 233,908 shares of SBC common stock with a fair value of approximately $6, and $1 in SBC bonds with a notional amount of $1. During 2004, SBC bonds purchased and sold totaled approximately $14 and $15, respectively. Holdings in SBC securities represented approximately 0.02% of total plan assets at December 31, 2004.

At December 31, 2004, benefit payments expected to be paid for the years 2005 through 2009 were $2,598, $2,259, $2,317, $2,393 and $2,508 with $12,808 to be paid in the five years thereafter. These expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2004. Because benefit payments will depend on future employment and compensation levels, average years employed at SBC and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts.

Postretirement Benefits – We provide certain medical, dental and life insurance benefits to substantially all retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits. We maintain Voluntary Employee Beneficiary Association (VEBA) trusts to partially fund these postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually. In accordance with a February 2004 California Public Utility Commission decision, in the first quarter of 2004 we funded approximately $232 to a VEBA trust. During the third quarter of 2004, we voluntarily contributed $1,000 to a VEBA trust to partially fund postretirement benefits.

During the second quarter of 2004, we agreed to new five-year labor agreements with the CWA and IBEW. The agreements provide for additional contributions from current employees toward certain medical and prescription drug co-pays. We also agreed in an agreement with the CWA, that prior to expiration of the agreement, we would contribute $2,000 to a VEBA trust to partially fund current and future retiree health care, $1,000 of which was contributed during the third quarter of 2004.

In January 2004, the majority of nonmanagement retirees were informed of medical coverage changes. We subsequently announced modifications to these changes, which were contingent upon reaching an agreement with the CWA. Agreement was reached and, as modified, effective January 1, 2005, medical coverage for nonmanagement retirees will require increased co-pays and deductibles for prescription drugs and certain medical services. These changes reduced our postemployment cost approximately $440 in 2004.

In May 2004, the FASB issued guidance (referred to as FSP FAS 106-2) on how employers should account for provisions of the Medicare Act, which was enacted in December 2003. The Medicare Act allows employers that sponsor a postretirement health care plan that provides a prescription drug benefit to receive a subsidy for the cost of providing that drug benefit. In order for employers, such as us, to receive the subsidy payment under the Medicare Act, the value of our offered prescription drug plan must be at least equal to the value of the standard prescription drug coverage provided under Medicare Part D. Due to our lower deductibles and better coverage of drug costs, we believe that our plan is of greater value than Medicare Part D.

The preliminary guidance issued by the FASB (referred to as FSP FAS 106-1) permitted us to recognize immediately this subsidy in our financial statements. Accordingly, our accumulated postretirement benefit obligation, at our December 31, 2003 measurement date, decreased by $1,629. We accounted for the Medicare Act as a plan amendment and recorded the adjustment in the amortization of our liability, from the date of enactment of the Medicare Act, December 2003. The final guidance issued by the FASB, FSP FAS 106-2, requires us to account for the Medicare Act as an actuarial gain or loss, recording the change as a change in accounting principle. Therefore, because our initial accounting for the effects of the Medicare Act differed from the final guidance issued by the FASB in FSP FAS 106-2, we have restated our first-quarter 2004 results by increasing our expense approximately $11 to reflect the recognition of the Medicare Act as an actuarial gain or loss. Due to the immaterial impact of the change in accounting on 2003 (since the Medicare Act was enacted in December), we did not record a cumulative effect of accounting change as of January 1, 2004.

We expect that accounting for the Medicare Act will result in an annual decrease in our prescription drug expenses ranging from $200 to $300 in future years. Our accounting for the Medicare Act decreased our postretirement cost approximately $255 in 2004 and $22 in 2003. Our accounting assumes that the plans we offer will continue to provide drug benefits equivalent to Medicare Part D, that these plans will continue to be the primary plan for our retirees and that we will receive the subsidy. We expect that the Medicare Act will not have a significant effect on our retirees’ participation in our postretirement benefit plan.

For postretirement benefit plans, the benefit obligation is the “accumulated postretirement benefit obligation,” the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date.

The following table presents a reconciliation of the beginning and ending balances of the benefit obligation and shows the change in the accumulated postretirement benefit obligation for the years ended December 31:

	2004	2003

Benefit obligation at beginning of year	$27,231	$24,564
Service cost - benefits earned during the period	383	378
Interest cost on accumulated postretirement
benefit obligation	1,495	1,602
Medicare Act initial recognition	-	(1,629)
Amendments	(2,320)	(53)
Actuarial (gain) loss	(423)	3,552
Special termination benefits	3	2
Benefits paid	(1,255)	(1,185)

Benefit obligation at end of year	$25,114	$27,231

The following table sets forth the change in the value of plan assets for the years ended December 31, the plans’ funded status at December 31 and the accrued postretirement benefit obligation liability recognized in our Consolidated Balance Sheets at December 31:

	2004	2003

Fair value of plan assets at beginning of year	$6,967	$4,917
Actual return on plan assets	830	1,167
Employer contribution [1]	1,232	1,312
Benefits paid	(337)	(429)

Fair value of plan assets at end of year [2]	$8,692	$6,967

Unfunded status (fair value of plan assets
less benefit obligation) [3]	$(16,422)	$(20,263)
Unrecognized prior service cost (benefit)	(3,022)	(2,664)
Unrecognized net loss	10,173	12,788

Accrued postretirement benefit obligation	$(9,271)	$(10,139)

[1]	2003 includes reimbursements from a VEBA trust to us of $167 for qualified claims paid by us. At the time of reimbursement we made a contribution of $167 to a different VEBA.
[2]	Plan assets include SBC common stock of $7 and $5 and SBC bonds of $2 and $0 at December 31, 2004 and 2003.
[3]	(Unfunded) funded status is not indicative of our ability to pay ongoing postretirement benefits. As noted above, while many companies do not, we maintain trusts to partially fund these postretirement benefits; however, there are no ERISA or other regulations requiring that these postretirement benefit plans be funded annually.

The following table presents the components of postretirement benefit cost recognized in our Consolidated Statements of Income (gains are denoted with brackets and losses are not):

	2004	2003	2002

Service cost - benefits earned during the period	$383	$378	$293
Interest cost on accumulated postretirement
benefit obligation	1,495	1,602	1,430
Expected return on assets	(720)	(525)	(689)
Amortization of prior service cost (benefit)	(349)	(122)	(28)
Recognized actuarial (gain) loss	470	413	49

Postretirement benefit cost [1]	$1,279	$1,746	$1,055

[1]	During 2004 and 2003, the Medicare Act reduced postretirement benefit cost by $255 and $22. This effect is included in several line items above.

The fair value of plan assets allocated to the payment of life insurance benefits was $557 and $535 at December 31, 2004 and 2003. At December 31, 2004 and 2003, the accrued life insurance benefits included in the accrued postretirement benefit obligation were $1,147 and $1,059.

In addition to the postretirement benefit cost reported in the table above, enhanced benefits related to the PTG nonmanagement early retirement program were recognized as an expense of $3, $2 and $30 in 2004, 2003 and 2002.

The medical cost trend rate in 2005 is 8.0% for retirees 64 and under and 9.0% for retirees 65 and over, trending to an expected increase of 5.0% in 2009 for all retirees, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees. The assumed dental cost trend rate in 2005 is 5.0%. A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

One Percentage-	One Percentage-
Point Increase	Point Decrease

Increase (decrease) in total of service
and interest cost components	$277	$(219)
Increase (decrease) in accumulated
postretirement benefit obligation	3,087	(2,521)

We used the same significant assumptions for the discount rate, long-term rate of return on plan assets and composite rate of compensation increase used in calculating the accumulated postretirement benefit obligation and related postretirement benefit costs that we used in developing the pension information. The reduction in the discount rate at December 31, 2004 and 2003 resulted in an increase in our postretirement benefit obligation of approximately $803 and $1,800, respectively. Should actual experience differ from the actuarial assumptions, the accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

For the majority of our labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from nonmanagement retirees, we have waived the cap during the relevant contract periods and thus not collected contributions from those retirees. Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, we do not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., for GAAP purposes, we assumed the cap would be waived for all future contract periods).

Plan assets consist primarily of private and public equity, government and corporate bonds. The principal investment objectives are: to ensure the availability of funds to pay postretirement benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. At December 31, 2004, the asset allocation policy was based on a forecasting study conducted in 2000. Since that study, additional retiree benefits for certain employees have been paid from plan assets, which dictated a slightly more conservative asset allocation. In addition, paying these benefits has required a deviation from the policy to allow for an increase in the portfolio’s liquidity by allocating more assets to fixed income securities and less to international equity. A forecasting study is currently being conducted and it is expected that the asset allocations will be re-evaluated in 2005.

The postretirement benefit plan weighted-average asset target and actual allocations, by asset category are as follows:

Percentage of Plan
Target Allocation	Assets at December 31,
	2005	2004	2003

Equity securities
Domestic [1]	50%-60%	51%	46%
International	15%-25%	14	15
Debt securities	20%-30%	32	27
Real estate	none	-	-
Other	0%-10%	3	12

Total		100%	100%

[1]	At December 31, 2004, securities held include 282,900 shares of SBC common stock with a fair value of approximately $7, and $2 in SBC bonds with a notional amount of $2. During 2004, SBC common stock purchased totaled approximately 109,000 shares and SBC bonds purchased and sold totaled $503 and $501, respectively. Holdings in SBC securities represented approximately 0.11% of total plan assets at December 31, 2004.

At December 31, 2004, securities held include 282,900 shares of SBC common stock with a fair value of approximately $7, and $2 in SBC bonds with a notional amount of $2. During 2004, SBC common stock purchased totaled approximately 109,000 shares and SBC bonds purchased and sold totaled $503 and $501, respectively. Holdings in SBC securities represented approximately 0.11% of total plan assets at December 31, 2004.

At December 31, 2004, benefit payments expected to be paid for the years 2005 through 2009 were $1,299, $1,326, $1,403, $1,473 and $1,536 with $8,362 to be paid in the five years thereafter. These expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2004. Included in these benefit payments are expected Medicare Act reimbursements of $64, $69, $75 and $81 for 2006 through 2009 with $513 expected in the five years thereafter. There are no Medicare Act reimbursements assumed for 2005 because the program does not begin until 2006. Because benefit payments will depend on future employment and compensation levels, average years employed at SBC and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts.

Combined Net Pension and Postretirement Cost (Benefit) – The following table combines net pension cost (benefit) with postretirement benefit cost (gains are denoted with parentheses and losses are not):

	2004	2003	2002

Net pension cost (benefit)	$8	$89	$(1,137)
Postretirement benefit cost	1,279	1,746	1,055

Combined net pension and postretirement
cost (benefit)	$1,287	$1,835	$(82)

Our combined net pension and postretirement cost decreased in 2004 primarily due to the previously discussed changes affecting nonmanagement retirees, which decreased our cost approximately $440; better than expected asset returns in 2003, which decreased our cost $322; and the previously discussed accounting for the Medicare Act, which decreased our cost $255. These were partially offset by the following three factors:

  Higher-than-expected medical and prescription drug claims increased our cost approximately $156.
  The reduction of the discount rates used to calculate service and interest cost from 6.75% to 6.25%, in response to lower corporate bond interest rates, increased our cost approximately $141.
  Our decision to extend to 2004 our 2003 medical cost rates, prior to adjustment for cost-sharing provisions of the medical and dental plans for certain retired employees, of 9.0% for retirees 64 and under and 10.0% for retirees 65 and over. This decision, which was in response to rising claim costs, increased the trend rate because we kept 2009 as the year in which we assume our medical cost trend rate will reach a final 5% expected annual increase. This increase in the medical cost trend rate increased our cost approximately $83.

Because of the continued high cost of our combined net pension and postretirement benefits, we have taken steps to implement additional cost controls. As previously discussed, in December 2004, we announced a change in the calculation of pension benefits provided to management employees, which is expected to decrease our 2005 pension expense approximately $100.

As a result of these economic impacts and assumption changes discussed above, we expect a combined net pension and postretirement cost of between $1,400 and $1,550 in 2005. Approximately 10% of these costs will be capitalized as part of construction labor, providing a small reduction in the net expense recorded. While we will continue our cost-cutting efforts discussed above, certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy. In particular, uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed and a decline in the value of plan assets used in pension and postretirement calculations, which under GAAP we will recognize over the next several years. Should the securities markets decline and medical and prescription drug costs continue to increase significantly, we would expect increasing annual combined net pension and postretirement costs for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

The weighted-average expected return on assets assumption, which reflects our view of long-term returns, is one of the most significant of the weighted-average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. Based on our long-term expectations of market returns in future years, our long-term rate of return on plan assets is 8.5% for 2005. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2005 combined pension and postretirement cost to increase approximately $388 over 2004 (analogous change would result from a 1% increase).

Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Largely due to investment returns in 2003, this methodology did not have a significant additional effect on our 2004 combined net pension and postretirement expense. Due to investment losses on plan assets experienced through 2002, this methodology contributed approximately $605 to our combined net pension and postretirement cost in 2003 as compared with the methodology that recognizes gains and losses over a full five years. This methodology did not have a significant effect on our 2004 or 2002 combined net pension and postretirement benefit as the MRVA was almost equal to the fair value of plan assets. We do not expect this methodology to have a significant incremental impact on our combined net pension and postretirement costs in 2005.

Supplemental Retirement Plans – We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated nonbankruptcy remote trust that are used to provide for these benefits. These plans include supplemental pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral. Expenses related to these plans were $154, $142 and $142 in 2004, 2003 and 2002. Liabilities of $1,726 and $1,718 related to these plans have been included in “Other noncurrent liabilities” on our Consolidated Balance Sheets at December 31, 2004 and 2003. At December 31, 2004, the accumulated benefit obligation of certain of the plans exceeded the recorded liability, requiring us to recognize a direct charge to equity of $190 (net of deferred taxes of $116) at December 31, 2004.

Note 11. Employee Stock Ownership Plans (ESOP)

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in SBC stock a stated percentage of eligible employee contributions, subject to a specified ceiling.

We extended the terms of certain ESOPs through previous internal refinancing of the debt, which resulted in approximately 75 million of allocated SBC shares and significantly less than 1 million unallocated SBC shares remaining in one of those ESOPs at December 31, 2002. This internal refinancing of ESOP debt was paid off in December 2002 with our matching contributions to the savings plan, dividends paid on SBC shares and interest earned on funds held by the ESOPs. At December 31, 2004 and 2003, there were no debt-financed SBC shares held by the ESOPs, allocated or unallocated.

In 2004 and 2003, our match of employee contributions to the savings plans was fulfilled with purchases of SBC’s stock on the open market. Prior to December 31, 2002, our match of employee contributions to the savings plan was fulfilled with shares of stock purchased with the proceeds of an ESOP note and the purchases of SBC’s stock in the open market. Shares purchased with the proceeds of an ESOP note were released for allocation to the accounts of employees as employer-matching contributions were earned by participants and paid to the ESOP by us. In 2004 and 2003, the benefit cost was based on the cost of shares allocated to participating employees’ accounts. Prior to December 31, 2002, benefit cost was based on a combination of the contributions to the savings plans and the cost of shares allocated to participating employees’ accounts. Prior to December 31, 2002, both benefit cost and interest expense on the ESOP notes were reduced by dividends on SBC’s shares held by the ESOPs and interest earned on the ESOPs’ funds.

Information related to the ESOPs and the savings plans is summarized below:

	2004	2003	2002

Benefit expense - net of dividends and interest income	$316	$300	$216

Total expense	$316	$300	$216

Company contributions for ESOPs	$-	$-	$165

Dividends and interest income for debt service	$-	$-	$8

Note 12. Stock-Based Compensation

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. Stock options issued through December 31, 2004 carry exercise prices equal to the market price of the stock at the date of grant and have maximum terms ranging from five to ten years. Beginning in 1994 and ending in 1999, certain Ameritech employees were awarded grants of nonqualified stock options with dividend equivalents. Depending upon the grant, vesting of stock options may occur up to five years from the date of grant, with most options vesting on a graded basis over three years (1/3 of the grant vests after one year, another 1/3 vests after two years and the final 1/3 vests after three years from the grant date). Performance stock units are granted to key employees based upon the common stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals. Nonvested stock units are valued at the market price of the stock at the date of grant and vest over a three- to five-year period. As of December 31, 2004, we were authorized to issue up to 40 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

We use an accelerated method of recognizing compensation cost for fixed awards with graded vesting, which essentially treats the grant as three separate awards, with vesting periods of 12, 24 and 36 months for those that vest over three years. As noted above, a majority of our options vest over three years, and for those we recognize approximately 61% of the associated compensation expense in the first year, 28% in the second year and the remaining 11% in the third year. As allowed by FAS 123, we accrue compensation cost as if all options granted subject only to a service requirement are expected to vest. The effects of actual forfeitures of unvested options are recognized (as a reversal of expense) as they occur.

The compensation cost that has been charged against income for these plans and our other stock-based compensation plans is as follows:

	2004	2003	2002

Stock option expense under FAS 123	$75	$183	$390
Performance stock units	65	27	11
Mark-to-market effect on dividend equivalents	-	4	(36)
Other	13	30	8

Total	$153	$244	$373

The estimated fair value of the options when granted is amortized to expense over the options’ vesting period. The weighted-average fair value of each option granted during 2004, 2003 and 2002 was $4.06, $3.88 and $6.57. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	4.21%	3.64%	4.33%
Dividend yield	5.00%	4.40%	3.04%
Expected volatility factor	23.78%	22.38%	23.22%
Expected option life in years	7.00	6.74	4.36

Information related to options is summarized below (shares in millions):

Weighted-
Average Exercise
	Number	Price

Outstanding at January 1, 2002	207	$37.21
Granted	36	35.50
Exercised	(7)	20.80
Forfeited/Expired	(7)	41.20

Outstanding at December 31, 2002
(154 exercisable at weighted-average price of $36.48)	229	37.31
Granted	15	24.71
Exercised	(6)	19.64
Forfeited/Expired	(7)	37.09

Outstanding at December 31, 2003
(181 exercisable at weighted-average price of $37.66)	231	36.94
Granted	4	25.08
Exercised	(11)	20.79
Forfeited/Expired	(10)	38.48

Outstanding at December 31, 2004
(195 exercisable at weighted-average price of $38.20)	214	$37.46

Information related to options outstanding at December 31, 2004:

Exercise Price Range	$15.77-$17.49	$17.50-$29.99	$30.00-$35.49	$35.50-$58.88

Number of options
(in millions):
Outstanding	1	48	7	158
Exercisable	1	38	7	149
Weighted-average exercise price:
Outstanding	$15.77	$25.09	$33.93	$41.54
Exercisable	$15.77	$25.21	$33.93	$41.87
Weighted-average remaining
contractual life	0.04 years	4.23 years	4.23 years	5.77 years

As of December 31, additional shares available under stock options with dividend equivalents were less than 1 million in 2004 and approximately 1 million in both 2003 and 2002.

Additionally, performance shares and other stock units of 6,757,781 in 2004, 2,942,591 in 2003, and 937,094 in 2002 were issued with a weighted-average, grant-date fair value of $26.09, $24.44 and $35.30, respectively.

Note 13. Stockholders’ Equity

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2003, the Board of Directors authorized the repurchase of up to 350 million shares of SBC common stock. This authorization replaced previous authorizations and will expire on December 31, 2008. As of December 31, 2004, we had repurchased approximately 17 million shares of the 350 million shares of common stock that were previously authorized to be repurchased.

Note 14. Additional Financial Information

December 31,
Balance Sheets	2004	2003

Deferred directory expenses (included in
Other current assets)	$505	$506

Accounts payable and accrued liabilities:
Accounts payable	$2,241	$3,102
Advance billing and customer deposits	1,325	1,252
Compensated future absences	798	823
Accrued interest	376	364
Accrued payroll	1,138	1,178
Other	4,160	3,939

Total accounts payable and accrued liabilities	$10,038	$10,658

Statements of Income	2004	2003	2002

Advertising expense	$862	$867	$432

Interest expense incurred	$1,054	$1,279	$1,440
Capitalized interest	(31)	(37)	(58)

Total interest expense	$1,023	$1,242	$1,382

Statements of Cash Flows	2004	2003	2002

Cash paid during the year for:
Interest	$1,043	$1,359	$1,480
Income taxes, net of refunds	506	1,321	1,315

Statements of Stockholders’ Equity	2004	2003	2002

Accumulated other comprehensive income is comprised of
the following components, net of taxes, at December 31:
Foreign currency translation adjustment	$(555)	$(427)	$(988)
Unrealized gains (losses) on securities	391	427	10
Unrealized gains (losses) on cash flow hedges	(196)	-	-

Accumulated other comprehensive income (loss)	$(360)	$-	$(978)

No customer accounted for more than 10% of consolidated revenues in 2004, 2003 or 2002.

Note 15. Transactions With Cingular

We have made advances to Cingular that totaled $5,855 at December 31, 2004 and $5,885 at December 31, 2003. These advances bear interest at an annual rate of 6.0% and mature in June 2008. During 2004, Cingular repaid $30 of these advances in accordance with the terms of the revolving credit agreement mentioned below. We earned interest income on these advances of $356 during 2004, $397 in 2003, and $441 in 2002.

Effective August 1, 2004, we and BellSouth agreed to finance Cingular’s capital and operating cash requirements to the extent Cingular requires funding above the level provided by operations. Cingular’s Board of Directors also approved the termination of its bank credit facilities and its intention to cease issuing commercial paper and long-term debt. In addition, we and BellSouth entered into a one-year revolving credit agreement with Cingular to provide short-term financing for operations on a pro rata basis at an interest rate of LIBOR plus 0.05%. The agreement is renewable annually upon agreement of the parties. This agreement includes a provision for the repayment of our and BellSouth’s advances made to Cingular in the event there are no outstanding amounts due under the revolving credit agreement and to the extent Cingular has excess cash, as defined by the agreement. At December 31, 2004, our share of advances to Cingular related to this revolving credit agreement was approximately $1,002 and was reflected as an increase in “Investments in and Advances to Cingular Wireless” on our Consolidated Balance Sheet.

We generated revenues of $602 in 2004, $539 in 2003 and $349 in 2002 for services sold to Cingular. These revenues were primarily from access and long-distance services sold to Cingular on a wholesale basis, and commissions revenue related to customers added through SBC sales sources. The offsetting expense amounts are recorded by Cingular, and 60% of these expenses are included in our “Equity in net income of affiliates” line when we report our 60% proportionate share of Cingular’s results.

Note 16. Cingular Acquisition of AT&T Wireless

On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash. In connection with the acquisition, we entered into an investment agreement with BellSouth and Cingular. Under the investment agreement, we and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the merger consideration for the acquisition. Based on our 60% equity ownership of Cingular and after taking into account cash on hand at AT&T Wireless, we provided additional equity of approximately $21,600 to fund the consideration. In exchange for this equity contribution, Cingular issued to us and BellSouth new membership interests in Cingular. Equity ownership and management control of Cingular remain unchanged after the acquisition.

As a joint venture, we account for our investment in Cingular under the equity method of accounting, recording 60% of Cingular’s earnings as “Equity in net income of affiliates.” As a result of this transaction, we recorded the $21,600 contributed to Cingular to complete the AT&T Wireless acquisition as an increase in “ Investments in and Advances to Cingular Wireless,” and the components of the funding by recording the related $8,750 of debt issued as “Debt maturing within one year” and “Long-Term Debt,” and a reduction in “Cash and Cash Equivalents” of $12,850. In connection with funding our equity contribution to Cingular, on October 26, 2004, we borrowed $8,750 through drawings from our $12,000, 364-day revolving credit facility, which we entered into on October 12, 2004. We repaid this borrowing with proceeds from commercial paper borrowings. On November 3, 2004, we issued $5,000 in long-term debt to partially repay these commercial paper borrowings. The $5,000 of long-term debt consisted of $2,250 of 4.125% 5-year notes, $2,250 of 5.100% 10-year notes and $500 of 6.150% 30-year bonds. See Note 8 for a description of interest rate forward contracts also entered into related to the acquisition.

Note 17. Discontinued Operations

In July 2004, we entered into an agreement to sell our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley. In September 2004, we completed the sale and received net proceeds of approximately $1,397 and recorded a gain of approximately $1,357 ($827 net of tax).

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” we have reclassified the results from our directory advertising business in Illinois and northwest Indiana as discontinued operations, restating previously reported results to reflect the reclassification on a comparable basis. The operational results and the gain associated with the sale of this business are presented in the “Income From Discontinued Operations, net of tax” line item on the Consolidated Statements of Income. Prior to the reclassification, these results were reported in our directory segment.

Summarized financial information for the Illinois and northwest Indiana directory advertising business is as follows:

Year ended December 31,	2004	2003	2002

Operating revenues	$311	$481	$485
Operating income	132	186	186
Income taxes	51	74	74
Net income from operations	81	112	112
Gain on disposal, net of tax	827	-	-

The assets and liabilities of the discontinued operations are presented separately under the captions “Assets of discontinued operations” and “Liabilities of discontinued operations” on our Consolidated Balance Sheets at December 31, 2004 and 2003. As of December 31, 2004, the liabilities of $310 are primarily tax liabilities associated with the gain on the disposition. Additional detail related to the assets and liabilities of discontinued operations follows.

December 31,	2004	2003

Accounts receivable, net	$-	$18
Deferred expenses	-	207
Noncurrent assets	-	27

Total Assets	-	252

Accounts payable and accrued liabilities	-	82
Other current liabilities	310	235
Noncurrent liabilities	-	11

Total Liabilities	$310	$328

Note 18. Contingent Liabilities

In addition to issues specifically discussed elsewhere, we are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on the company’s financial position, results of operations or cash flows.

Note 19. Subsequent Event

On January 30, 2005, we agreed to acquire AT&T Corp. (AT&T) in a transaction in which each share of AT&T common stock will be exchanged for 0.77942 shares of SBC common stock. At the closing of the transaction, AT&T also will pay each AT&T stockholder a special dividend of $1.30 per share. Based on the closing price of SBC stock on January 28, 2005, the exchange ratio equals $18.41 per share and the total transaction is valued at approximately $16,000, including the special dividend. After the acquisition, AT&T will be a wholly owned subsidiary of SBC. The transaction has been approved by the Board of Directors of each company and also must be approved by the stockholders of AT&T. The transaction is subject to review by the Department of Justice and approval by the Federal Communications Commission and various other regulatory authorities. We expect the transaction to close in late 2005 or early 2006.

Note 20. Quarterly Financial Information (Unaudited)

The following table represents our quarterly financial results:

Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	Discontinued Operations

	Total			Basic	Diluted		Basic	Diluted		Basic	Diluted
Calendar	Operating	Operating	Net	Earnings	Earnings		Earnings	Earnings		Earnings	Earnings
Quarter	Revenues	Income	Income	Per Share	Per Share	Income	Per Share	Per Share	Income	Per Share	Per Share

2004
First	$10,012	$1,516	$1,937	$0.59	$0.58	$1,937	$0.59	$0.58	$26	$0.01	$0.01
Second	10,196	1,440	1,168	0.35	0.35	1,168	0.35	0.35	33	0.01	0.01
Third	10,292	1,698	2,094	0.63	0.63	2,094	0.63	0.63	849	0.25	0.25
Fourth	10,287	1,247	688	0.21	0.21	688	0.21	0.21	-	-	-

Annual	$40,787	$5,901	$5,887	1.78	1.77	$5,887	1.78	1.77	$908	0.28	0.27

2003
First	$10,255	$1,854	$4,996	$1.50	$1.50	$2,455	$0.74	$0.74	$28	$0.01	$0.01
Second	10,117	1,699	1,388	0.42	0.42	1,388	0.42	0.42	30	0.01	0.01
Third	10,150	1,561	1,216	0.37	0.37	1,216	0.37	0.37	30	0.01	0.01
Fourth	9,976	1,170	905	0.27	0.27	912	0.28	0.28	24	0.01	0.01

Annual	$40,498	$6,284	$8,505	2.56	2.56	$5,971	1.80	1.80	$112	0.03	0.04

The first quarter of 2003 includes an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46 (see Note 1).

The operating revenue and operating income data in the table above has been restated to reflect the third-quarter 2004 reclassification of discontinued operations (see Note 17). This restatement decreased our previously reported total operating revenues and operating income, and the quarterly impacts are presented below. The restated amounts for the third quarter of 2003 were reflected in our September 30, 2004, Form 10-Q and therefore are not reflected in the table below.

	Total
Calendar	Operating	Operating
Quarter	Revenues	Income

2004
First	$(116)	$(43)
Second	(118)	(54)

2003
First	$(120)	$(44)
Second	(119)	(51)
Fourth	(122)	(42)

In addition to the impacts of discontinued operations:

  The first-quarter 2004 reclassification of certain universal service fund payments and gross receipts taxes increased our previously reported fourth-quarter 2003 operating revenues by $31.
  The second-quarter 2004 restatement related to our accounting for the Medicare Act decreased our previously reported first-quarter 2004 operating income and net income by $11, or approximately $0.01 per share, assuming dilution.

The following table presents our quarterly stock price information:

		Stock	Price

Calendar
Quarter	High	Low		Close

2004
First	$27.73	$23.18		$24.54
Second	25.68	23.50		24.25
Third	26.88	22.98		25.95
Fourth	27.29	24.55		25.77

2003
First	$31.65	$18.85		$20.06
Second	27.35	19.65		25.55
Third	26.88	21.65		22.25
Fourth	26.15	21.16		26.07

Report of Management

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by year end, are the responsibility of management, as is all other information included in the Annual Report, unless otherwise indicated.

The financial statements of SBC Communications Inc. (SBC) have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. Management has made available to Ernst &  Young LLP all of SBC’s financial records and related data, as well as the minutes of stockholders’ and directors’ meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by SBC is recorded, processed, summarized, accumulated and communicated to its management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure, and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.

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

Assessment of Internal Control
The management of SBC is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. SBC’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

SBC management assessed the effectiveness of its internal control over financial reporting as of December 31, 2004. In making this assessment, SBC management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, SBC’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the company’s internal control over financial reporting. The attestation report is included on page 68.

/s/ Edward E. Whitacre Jr. Edward E. Whitacre Jr. Chairman of the Board and Chief Executive Officer	/s/ Richard G. Lindner Richard G. Lindner Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SBC Communications Inc.

We have audited the accompanying consolidated balance sheets of SBC Communications Inc. (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBC Communications Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of recognizing revenues and expenses related to publishing directories, as well as the method of accounting for the costs of removal of long-term assets. Also, as discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Antonio, Texas
February 25, 2005

Report of Independent Registered Public Accounting Firm on
Internal Control over Financial Reporting

The Board of Directors and Stockholders
SBC Communications Inc.

We have audited management’s assessment as described in management’s “Assessment of Internal Control,” included in the accompanying Report of Management, that SBC Communications Inc. (SBC) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that SBC maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SBC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SBC as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 of SBC and our report dated February 17, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Antonio, Texas
February 25, 2005