Form 10-K, Exhibit 13
period 2005-12-31
AT&T INC.
filed 2006-03-01
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:	2005	2004	2003	2002	2001
Financial Data [1,2]
Operating revenues	$43,862	$40,787	$40,498	$42,821	$45,381
Operating expenses	$37,694	$34,886	$34,214	$34,383	$35,085
Operating income	$6,168	$5,901	$6,284	$8,438	$10,296
Interest expense	$1,456	$1,023	$1,191	$1,382	$1,599
Equity in net income of affiliates	$609	$873	$1,253	$1,921	$1,595
Other income (expense) – net	$14	$922	$1,767	$733	$(236)
Income taxes	$932	$2,186	$2,857	$2,910	$3,858
Income from continuing operations	$4,786	$4,979	$5,859	$7,361	$6,881
Income from discontinued operations, net of tax [3]	$-	$908	$112	$112	$127
Income before extraordinary item and
cumulative effect of accounting changes	$4,786	$5,887	$5,971	$7,473	$7,008
Net income [4]	$4,786	$5,887	$8,505	$5,653	$7,008
Earnings per common share:
Income from continuing operations	$1.42	$1.50	$1.77	$2.21	$2.04
Income before extraordinary item and
cumulative effect of accounting changes	$1.42	$1.78	$1.80	$2.24	$2.08
Net income [4]	$1.42	$1.78	$2.56	$1.70	$2.08
Earnings per common share – assuming dilution:
Income from continuing operations	$1.42	$1.50	$1.76	$2.20	$2.03
Income before extraordinary item and
cumulative effect of accounting changes	$1.42	$1.77	$1.80	$2.23	$2.07
Net income [4]	$1.42	$1.77	$2.56	$1.69	$2.07
Total assets	$145,632	$110,265	$102,016	$95,170	$96,416
Long-term debt	$26,115	$21,231	$16,097	$18,578	$17,153
Construction and capital expenditures	$5,576	$5,099	$5,219	$6,808	$11,189
Dividends declared per common share [5]	$1.30	$1.26	$1.41	$1.08	$1.025
Book value per common share	$14.11	$12.27	$11.57	$10.01	$9.82
Ratio of earnings to fixed charges	4.11	6.32	6.55	6.20	5.83
Debt ratio	35.9%	40.0%	32.0%	39.9%	44.3%
Weighted-average common shares
outstanding (000,000)	3,368	3,310	3,318	3,330	3,366
Weighted-average common shares
outstanding with dilution (000,000)	3,379	3,322	3,329	3,348	3,396
End of period common shares
outstanding (000,000)	3,877	3,301	3,305	3,318	3,354
Operating Data
Network access lines in service (000) [6]	49,413	52,356	54,683	57,083	59,532
DSL lines in service (000) [6]	6,921	5,104	3,515	2,199	1,333
Wireless customers (000) – Cingular [7]	54,144	49,132	24,027	21,925	21,596
Number of employees [2]	189,950	162,700	168,950	175,980	193,420

[1] Amounts in the above table have been prepared in accordance with U.S. generally accepted accounting principles.

[2] Amounts in 2005 reflect results from AT&T Corp. for the 43 days following the November 18, 2005 acquisition.

[3] Our financial statements for all periods presented reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations. The operational results and the gain associated with the sale of that business are presented in “Income from discontinued operations, net of tax.”

[4] Amounts include the following extraordinary item and cumulative effect of accounting changes: 2003, extraordinary loss of $7 related to the adoption of Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” and the cumulative effect of accounting changes of $2,541, which includes a $3,677 benefit related to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the “issue basis” method to the “amortization” method; 2002, charges related to a January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

[5] Dividends declared by AT&T’s Board of Directors reflect the following: 2003, includes three additional dividends totaling $0.25 per share above our regular quarterly dividend payout.

[6] The number presented reflects wireline segment lines in service.

[7] The number presented represents 100% of Cingular Wireless’ (Cingular) cellular/PCS customers. The 2004 number includes customers from the acquisition of AT&T Wireless Services Inc. Cingular is a joint venture in which we own 60% and is accounted for under the equity method.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as “we,” “AT&T,” or the “Company” throughout this document and the names of the particular subsidiaries and affiliates providing the services have been omitted. Prior to the November 18, 2005 acquisition of AT&T Corp. (ATTC), we were known as SBC Communications Inc. (SBC). AT&T is a holding company; AT&T does not provide communications services, rather, its subsidiaries and affiliates operate in the communications services industry both domestically and internationally providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a “Note” in this section refers to the accompanying Notes to Consolidated Financial Statements. In our tables throughout this section, percentage increases and decreases that equal or exceed 100% are not considered meaningful and are denoted with a dash.

Results of Operations

Consolidated Results

Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our segment results. We also discuss our expected revenue and expense trends for 2006 in the “Operating Environment and Trends of the Business” section.

We completed our acquisition of ATTC on November 18, 2005. In accordance with U.S. generally accepted accounting principles (GAAP), we included results from ATTC in our consolidated results for the remaining 43 days of 2005 (see Note 2). Operating results for ATTC prior to our acquisition are not discussed. Also in accordance with GAAP, our financial statements reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations (see Note 17). The operational results and the gain associated with the sale of that business are presented in the “Income From Discontinued Operations, net of tax” line item below and on the Consolidated Statements of Income.

				Percent Change
				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
Operating revenues	$43,862	$40,787	$40,498	7.5%	0.7%
Operating expenses	37,694	34,886	34,214	8.0	2.0
Operating income	6,168	5,901	6,284	4.5	(6.1)
Income before income taxes	5,718	7,165	8,716	(20.2)	(17.8)
Income from continuing operations	4,786	4,979	5,859	(3.9)	(15.0)
Income from discontinued operations, net of tax	-	908	112	-	-
Income before extraordinary item and
cumulative effect of accounting changes	4,786	5,887	5,971	(18.7)	(1.4)
Extraordinary item [1]	-	-	(7)	-	-
Cumulative effect of accounting changes [2]	-	-	2,541	-	-
Net income	4,786	5,887	8,505	(18.7)	(30.8)
Diluted earnings per share	1.42	1.77	2.56	(19.8)	(30.9)

1   2003 includes an extraordinary loss on our real estate leases related to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (FIN 46).

2   2003 includes cumulative effect of accounting changes of $2,541: a $3,677 benefit related to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (FAS 143); and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the “issue basis” method to the “amortization” method.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Overview

Operating income Our operating income increased $267, or 4.5%, in 2005 and decreased $383, or 6.1% in 2004. Our operating income margin decreased from 15.5% in 2003 to 14.5% in 2004 and 14.1% in 2005. Approximately $118 of the $267 increase in operating income during 2005 was due to our AT&T Corp. segment results. Our increased operating income in 2005 was driven by further growth in Data and Long-distance voice revenues, reflecting increased volumes, our continued emphasis on our bundling strategy and the addition of new business customers, partially offset by a decline in our Voice revenue as we continue to experience increasing competition. The operating margin decrease in 2005 reflects additional operating expenses associated with a charge to terminate an agreement with WilTel Communications (WilTel) and merger-related charges. The operating income and associated margin decrease in 2004 was primarily due to increased cost of sales and expenses from strike preparation and labor settlements. These expense increases were larger than the increase in revenue, which was attributable to growth in Long-distance voice and Data revenues partially offset by the decline in Voice revenue caused by a decline in retail access lines.

Retail access lines continued to decline due to increased competition, as customers disconnected both primary and additional lines and began using wireless and, to a lesser extent, Voice over Internet Protocol (VoIP) technology and cable instead of phone lines for voice and data. This was also a contributing factor in the year-ago period. Retail access lines also declined for both periods due to customers disconnecting their additional lines when purchasing our broadband internet-access (DSL) services. While we lose some revenue when a wireline customer shifts from one of our retail primary lines to a competitor that relies on a resale or commercial UNE-P replacements (commercial agreements with various Unbundled Network Element-Platform or “UNE-P” providers) (i.e., one of our wholesale customers), we lose all revenue when a wireline customer shifts to an alternative technology such as cable, wireless or VoIP or a facilities-based competitor. However, when a customer signs up for Cingular Wireless (Cingular) service, our net income impact of the lost revenue is lessened because we own a 60% economic interest in Cingular (see Note 6). Increasing use of alternative technologies and facilities-based competition will continue to pressure our operating margins. Although retail access line losses have continued, the trend has slowed, reflecting in part our ability to offer retail nationwide long-distance service as well as offerings combining multiple services for one fixed price (bundles).

The decline in Voice revenue for both 2005 and 2004 also reflects decreasing wholesale revenues from lines provided under UNE-P rules (which include commercial UNE-P replacements), reflecting changes in UNE-P rules over the past two years. During the 12-month transition period for the elimination of the UNE-P requirements (which ends in March 2006), we have been experiencing a decrease in the number of UNE-P lines as competitors move to alternate arrangements to serve their customers or their customers choose an alternative technology. Since this transition period started, our wholesale customers representing a majority of our UNE-P lines have signed commercial agreements with us. For the remaining UNE-P lines, we believe, based on marketing research, that customers are primarily switching from their UNE-P provider to alternative technology or facilities-based competitors (competitors with their own networks) as opposed to returning as our retail customers. For additional details on UNE-P, see “Triennial Review Remand Order” discussed in “Regulatory Developments.”

Operating revenues Our operating revenues increased $3,075, or 7.5%, in 2005 and $289, or 0.7%, in 2004. Operating revenues from our AT&T Corp. segment were $2,887. Our significant revenue impacts are listed below and discussed in greater detail in our “Segment Results” section.

•	Data revenues increased $1,980 in 2005 and $834 in 2004, primarily driven by additional revenues of $1,129 from ATTC in 2005 and continued growth in DSL for both periods.
•

Long-distance voice revenues increased $1,667 in 2005 and $736 in 2004, mostly attributable to ATTC revenues of $1,208 in 2005 and increased bundled sales of combined long-distance and local calling fixed-fee offerings in both periods.

These increases in Data and Long-distance voice revenues were partially offset by declines of $759 in 2005 and $1,190 in 2004 in Voice revenues, primarily resulting from the loss of retail and wholesale access lines

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

and lower prices due to increased competition. The decline in our 2005 Voice revenues was slightly offset by the inclusion of ATTC Voice revenues for 43 days. Our 2005 Voice revenue decline also reflects an increase of $60 in 2004 related to regulatory and other matters, including the California Public Utilities Commission’s (CPUC) September 2004 decision on UNE-P rates (see “State UNE Pricing Proceedings” discussed in “Regulatory Developments”).

Operating expenses Our operating expenses increased $2,808, or 8.0%, in 2005 and $672, or 2.0%, in 2004. Our significant expense changes are listed below and discussed in greater detail in our “Segment Results” sections.

2005

•

Following our acquisition of ATTC, we included approximately $2,769 of its operating expenses for the 43-day period ended December 31, 2005. This included depreciation and amortization expense of $414, of which $191 was associated with acquired intangible assets.

•	Merger-related asset impairments and severance accruals increased operating expense approximately $349 and $283, respectively.
•	Costs primarily associated with wage increases increased operating expense approximately $338.
•	A charge to terminate existing agreements with WilTel increased operating expenses approximately $236.
•

Traffic compensation in our wireline segment (fees paid for access to another carrier’s network), primarily due to higher call volumes generated by growth in our long-distance business, increased operating expenses approximately $330. Included in ATTC’s operating expenses was traffic compensation expense, a significant expense for our AT&T Corp. segment, of approximately $1,102 for the 43 days.

•

Costs associated with equipment sales and related network integration services reflecting sales in the large-business market, and prior to the amendment discussed in “Other Business Matters,” our co-branded AT&T | DISH Network satellite TV service, which had more total customers than in the prior year, increased operating expenses approximately $195.

Partially offsetting the 2005 increase were reduced expenses of approximately $590 associated with reduced workforce levels and lower depreciation expenses of approximately $333 in the wireline segment as well as the 2004 charges of approximately $263 associated with strike preparation and labor contract settlements. Expenses also reflect an increase of approximately $49 for net pension and postretirement cost, a decrease of approximately $96 associated with changes in retiree out-of-region phone concessions in 2005 and $90 due to a charge resulting from an amendment to our management pension plan in 2004 (see Note 10).

2004

•

Costs associated with our growth initiatives, including increased equipment sales and services to upgrade and integrate large-business customer network components (network integration services), increased operating expenses approximately $603.

•	Net impacts from strike preparation and labor settlements increased operating expenses approximately $263.
•	Costs associated with traffic compensation primarily due to higher call volumes generated by growth in our long-distance business, increased operating expenses approximately $122.
•	A fourth-quarter 2004 amendment to our management pension plan resulted in a charge which increased operating expenses approximately $90.

The 2004 increases were partially offset by decreased combined pension and postretirement cost of approximately $548. During 2004, the majority of nonmanagement retirees were informed of medical coverage changes that affected cost sharing, which became effective January 1, 2005. These changes reduced our postemployment cost approximately $440 in 2004. Also contributing to the decreased

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

combined pension and postretirement costs were better-than-expected asset returns in 2003, which decreased expense $322, and our accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act), which decreased expense $255. Partially offsetting those expense decreases were (1) higher-than-expected medical and prescription drug claims, increasing expense approximately $156; (2) the reduction of the discount rates used to calculate service and interest cost from 6.75% to 6.25%, in response to lower corporate bond interest rates, increasing expense $141; and (3) our 2004 medical cost trend rate increase, increasing expense $83. The trend rate increased because we decided to extend our 2003 medical cost rates into 2004 due to rising claim costs while maintaining our assumption that the rate will trend to a final expected annual increase of 5.0% in 2009 for all retirees.

Interest expense increased $433, or 42.3%, in 2005 and decreased $168, or 14.1%, in 2004. The increase in 2005 was primarily due to issuing additional debt in the fourth quarter of 2004, thus accruing interest expense for a full 12 months of 2005 in comparison to less than three months of 2004. In 2004 we issued debt totaling approximately $8,750 to finance our portion of Cingular’s purchase price for AT&T Wireless Services Inc. (AT&T Wireless). In addition, we recorded approximately $63 of interest expense related to ATTC’s outstanding debt. We expect our future interest expense to increase as a result of including ATTC’s outstanding debt in our consolidated financial statements. However, this increase will be partially offset due to our redemption, prior to maturity, of approximately $1,559 of debt in 2005.

The decrease in 2004 was primarily due to lower debt levels caused by the early redemption of approximately $1,743 of our bonds in 2003.

Interest income decreased $109, or 22.2%, in 2005 and $111, or 18.4%, in 2004. The decrease in 2005 was primarily due to lower investment balances during 2005 as investments held for the majority of 2004 were liquidated and used to fund our portion of Cingular’s purchase price for AT&T Wireless, and less income earned on our advances to Cingular resulting from payments during 2005 on a portion of outstanding advances due to us. The decrease in 2004 was primarily related to the early settlement in 2003 of our notes receivable associated with the 2002 sale of our investment in Bell Canada Holdings Inc. to BCE, Inc. (BCE). This settlement included approximately $37 of prepaid interest. Also contributing to the decrease in 2004 was our 2003 renegotiation of the interest rates, from 7.5% to 6.0%, charged on our advances to Cingular.

Equity in net income of affiliates decreased $264, or 30.2%, in 2005 and $380, or 30.3%, in 2004. The 2005 decrease was due to lower results from our international holdings of approximately $417 (largely attributable to gains that occurred in 2004, and foregone equity income from the disposition of investments), partially offset by an increase of approximately $170 in our proportionate share of Cingular’s results (including a charge of $105 that Cingular recorded in 2004 resulting from the correction of an error related to its lease accounting practices).

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

Other income (expense) – net We had other income of $14 in 2005, $922 in 2004 and $1,767 in 2003. Results for 2005 primarily included a gain of approximately $108 on the sales of shares of Amdocs Limited (Amdocs), SpectraSite, Inc. (SpectraSite) and Yahoo! Inc. (Yahoo), a gain of $24 from the sale of a lease partnership and gains of approximately $24 related to the transfer of wireless properties to Cingular. These

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

gains were partially offset by other expenses of $126 to reflect an increase in value of a third-party minority holder’s interest in an AT&T subsidiary’s preferred stock and expenses of $26 due to call premiums on early debt retirement.

Results for 2004 primarily included a gain of approximately $832 on the sale of our investment in Belgacom, gains of $270 on the sales of shares of Amdocs and Yahoo and a gain of $57 on the sales of shares of Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil S.A. de C.V. (América Móvil). These 2004 gains were partially offset by 2004 losses of approximately $138 on the sale of all of our shares of TDC, $82 on the sale of all of our shares of Telkom S.A. Limited (Telkom) and $21 on the sale of another investment.

Results for 2003 included gains of approximately $1,574 on the sale of our interest in Cegetel S.A. and gains of $201 on the sales of Yahoo and BCE shares, partially offset by a loss of $50 due to call premiums on early debt retirement.

Income taxes decreased $1,254, or 57.4%, in 2005 and $671, or 23.5%, in 2004. Our effective tax rate in 2005 was 16.3% compared to 30.5% in 2004. The decrease in income taxes and our effective tax rate in 2005 compared to 2004 was due primarily to our agreement in December 2005 with the Internal Revenue Service (IRS) to settle certain claims principally related to the utilization of capital losses and tax credits for tax years 1997-1999, by certain SBC entities. The settlement resulted in our recognition of $902 of reduced income tax expense in 2005. The decrease in income tax expense in 2004 compared to 2003 was primarily due to lower income before income tax in 2004 than in 2003. Our effective tax rate in 2003 was 32.8%. The decrease in effective tax rate in 2004 compared to 2003 is primarily a result of the accrual related to the nontaxable Medicare Act reimbursement accruals, tax settlements and impacts from our foreign operations. (See Note 9)

Income from discontinued operations was $908 in 2004 and $112 in 2003 and represents results from the directory advertising business in Illinois and northwest Indiana that we sold in 2004. The increase of $796 in 2004 consisted of the portion of our sold directory operations and includes the gain on the sale of these operations of $827, net of tax (see Note 17). Operating results for 2004 include only eight months of activity prior to the sale, resulting in lower revenues and expenses than in 2003. Revenues from discontinued operations decreased $170, or 35.3%, and expenses decreased $116, or 39.3%, in 2004.

Extraordinary item in 2003 consisted of an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46 (see Note 1).

Cumulative effect of accounting changes Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the “issue basis” to the “amortization method.” Our directory accounting change resulted in a noncash charge of $1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003. (See Note 1)

On January 1, 2003, we adopted FAS 143, which changed the way we depreciate certain types of our property, plant and equipment. The noncash gain resulting from adoption was $3,677, net of deferred taxes of $2,249, recorded as a cumulative effect of accounting change on the Consolidated Statement of Income as of January 1, 2003. (See Note 1)

Segment Results

Our segments represent strategic business units that offer different products and services and are managed accordingly. Due to the proximity of our acquisition of ATTC to year end, we have reported those results in the AT&T Corp. segment even though there may be some overlap in the products and service provided by that segment and our wireline segment. Our operating segment results presented in Note 4 and discussed

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income. Interest expense, interest income, other income (expense) – net and income tax expense are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our total segment income. Each segment’s percentage of total segment operating revenue calculation is derived from our segment results table in Note 4 and reflects amounts before eliminations. We have six reportable segments that reflect the current management of our business: (1) wireline, (2) AT&T Corp., (3) Cingular, (4) directory, (5) international, and (6) other.

The wireline segment accounted for approximately 47% of our 2005 total segment operating revenues as compared to 61% in 2004 and 55% of our 2005 total segment income as compared to 52% in 2004. This segment consists of our traditional SBC wireline subsidiaries and operates as both a retail and wholesale seller of communications services providing landline telecommunications services, including local and long-distance voice, switched access, data and messaging services and satellite television services through our agreement with EchoStar Communications Corp. (EchoStar).

The AT&T Corp. segment accounted for approximately 4% of our 2005 total segment operating revenues and 2% of our 2005 total segment income. This segment reflects 100% of the results of ATTC for the 43 days following the November 18, 2005 acquisition. ATTC operates as both a retail and wholesale seller of communications services, primarily providing long-distance and local voice, data services and managed networking to business customers. ATTC also provides local and long-distance voice and data services to consumers.

The Cingular segment accounted for approximately 44% of our 2005 total segment operating revenues as compared to 32% in 2004 and 7% of our 2005 total segment income as compared to 2% in 2004. This segment reflects 100% of the results reported by Cingular, our wireless joint venture with BellSouth Corporation (BellSouth). Cingular offers both wireless voice and data communications services across the United States, providing cellular and PCS services. Although we analyze Cingular’s revenues and expenses under the Cingular segment, we eliminate the Cingular segment in our consolidated financial statements. In our consolidated financial statements, we report our 60% proportionate share of Cingular’s results as equity in net income of affiliates.

The directory segment accounted for approximately 5% of our 2005 total segment operating revenues as compared to 6% in 2004 and 27% of our 2005 total segment income as compared to 30% in 2004. This segment includes all directory operations, including Yellow and White Pages advertising and electronic publishing. Results for this segment are shown under the amortization method, which means that revenues and direct expenses are recognized ratably over the life of the directory title, typically 12 months. In November 2004, a subsidiary in our directory segment entered into a joint venture agreement with BellSouth and acquired the internet directory publisher YELLOWPAGES.COM (YPC) (see Note 6).

Other than those international investments acquired in our acquisition of ATTC, all investments with primarily international operations are included in the international segment, which accounted for less than 1% of our 2005 and 2004 total segment operating revenues and approximately 5% of our 2005 total segment income as compared to 12% in 2004. Most of our international investments reflected in the international segment are accounted for under the equity method, and therefore their results are reflected in segment income but not in segment revenue or expense. During 2004, we sold our interests in TDC, Belgacom and Telkom.

The other segment includes results from all corporate and other operations as well as the equity income from our investment in Cingular. In November 2005 we sold our paging operations. Although we analyze Cingular’s revenues and expenses under the Cingular segment, we record its equity in net income of affiliates in this segment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

The following tables show components of results of operations by segment. We discuss significant segment results following each table. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.” Due to the fourth-quarter 2005 acquisition of ATTC and the application of purchase accounting rules required by GAAP, there are no period comparisons available and thus percentage increases and decreases are not shown for the AT&T Corp. segment. In addition, Cingular’s 2005 operating revenue and expense percentage increases and decreases are not considered meaningful, due to Cingular’s fourth-quarter 2004 acquisition of AT&T Wireless, and are denoted with a dash.

Wireline

Segment Results

				Percent Change
				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
Segment operating revenues
Voice	$19,904	$20,796	$21,986	(4.3)%	(5.4)%
Data	11,930	10,984	10,150	8.6	8.2
Long-distance voice	3,756	3,297	2,561	13.9	28.7
Other	1,855	1,810	1,843	2.5	(1.8)
Total Segment Operating Revenues	37,445	36,887	36,540	1.5	0.9
Segment operating expenses
Cost of sales	16,814	16,603	15,941	1.3	4.2
Selling, general and administrative	9,505	9,206	8,794	3.2	4.7
Depreciation and amortization	7,121	7,454	7,763	(4.5)	(4.0)
Total Segment Operating Expenses	33,440	33,263	32,498	0.5	2.4
Segment Income	$4,005	$3,624	$4,042	10.5%	(10.3)%

Our wireline segment operating income margin was 10.7% in 2005, compared to 9.8% in 2004 and 11.1% in 2003. The improvement in our wireline segment operating income margin in 2005 was due primarily to the continued growth in our Data and Long-distance voice revenues, which more than offset the loss of Voice revenue from the decline in total access lines (as shown in the following table) from 2004 to 2005 of approximately 2.9 million lines, or 5.6%, due to increasing competition.

Voice revenue declined due to customers continuing to disconnect primary and additional lines and using alternative technologies, such as wireless, and to a lesser extent VoIP and cable instead of phone lines for voice and data; our bundling strategy and other pricing responses to competitors’ offerings, and; lower demand for services. Voice revenue also has declined over the past several years as our retail customers have disconnected their lines in order to obtain service from competitors who lease our UNE-P lines. However, that trend started to change in the third quarter of 2004 and for 2005, UNE-P lines (which include lines under commercial UNE-P replacement agreements) declined by 2.2 million, or 33.8%, from 2004 levels. The decline in UNE-P lines during 2005 is also attributable to UNE-P customers switching to alternative technologies as the UNE-P rules have changed; this decline has decreased our wholesale revenues. The impact of the UNE-P rules on our operating revenue is discussed below. (The UNE-P rules are discussed in “Overview” and in “Operating Environment and Trends of the Business.”) During 2005, our operating income margin was pressured on the cost side due to a charge to terminate existing agreements with WilTel and by higher costs caused by our growth initiatives in long-distance and DSL as well as, prior to the amendment of our agreement, our co-branded AT&T | DISH Network satellite TV service, sales in the large-business market and by higher repair costs caused by severe weather in our traditional SBC regions.

The decline in our wireline segment operating income margin in 2004 compared to 2003 was due primarily to the continued loss of voice revenue from the decline in total access lines from 2003 to 2004 of 2.3 million

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

lines, or 4.3%. This revenue decline was caused by both an increase in customers disconnecting additional lines and using alternative technologies, our bundling strategy and other pricing responses to competitors’ offerings as well as lower demand for services due to the uncertain U.S. economy (primarily in the first half of 2004). Revenue also has declined over the past several years as our retail customers disconnected their lines in order to obtain service from competitors who leased our UNE-P lines. Our operating income margin was also pressured by costs due to our growth initiatives in long-distance, DSL and the large-business market.

Access Line Trends

Following is a summary of our switched access lines at December 31, 2005, 2004 and 2003:

Switched Access Lines

				Increase (Decrease)
				2005 vs.	2004 vs.
(In 000s)	2005	2004	2003	2004	2003
Retail Consumer
Primary	22,793	23,206	23,948	(413)	(742)
Additional	3,890	4,322	4,894	(432)	(572)
Retail Consumer Subtotal	26,683	27,528	28,842	(845)	(1,314)

Retail Business	17,457	17,552	18,264	(95)	(712)
Retail Subtotal	44,140	45,080	47,106	(940)	(2,026)
Percent of total switched access lines	89.3%	86.1%	86.1%

UNE-P	4,300	6,497	6,664	(2,197)	(167)
Resale	638	349	445	289	(96)
Wholesale Subtotal [1]	4,938	6,846	7,109	(1,908)	(263)
Percent of total switched access lines	10.0%	13.1%	13.0%

Payphone (retail and wholesale)	335	430	468	(95)	(38)
Percent of total switched access lines	0.7%	0.8%	0.9%

Total Switched Access Lines	49,413	52,356	54,683	(2,943)	(2,327)

DSL Lines in Service	6,921	5,104	3,515	1,817	1,589

1 Wireline segment wholesale lines at December 31, 2005 include approximately 1.64 million lines purchased by ATTC.

Total switched access lines in service at December 31, 2005 declined 5.6% from December 31, 2004 levels. Retail access lines, while declining 2.1% from 2004 levels, represent 89.3% of total switched access lines at December 31, 2005, compared to 86.1% a year earlier. During this same period, wholesale lines (which include UNE-P, commercially negotiated UNE-P replacements and resale) decreased 27.9% and at December 31, 2005 represented 10.0% of total access lines, down from 13.1% a year earlier.

The decline in total access lines in 2005 reflects many factors, including the disconnection of additional lines as our existing customers purchase our DSL broadband services and for other reasons, and the continued growth in alternative communication technologies such as wireless, cable and other internet-based systems. While we lose some revenue when a wireline customer shifts from one of our retail lines to a competitor that relies on commercial UNE-P replacement agreements, the UNE-P rules or a resale agreement to offer service (i.e., one of our wholesale customers), we lose all customer revenue when a retail wireline customer shifts to

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

an alternative technology such as cable, wireless or the Internet using VoIP or a competitor using its own traditional network. However, recently, declines in our retail business access lines have been partially offset by sales of our business internet-based systems (which are reported as Data revenues). We do not currently offer a residential internet-based service. The UNE-P rules are scheduled to end after a 12-month transition period that began March 11, 2005. Approximately 10% of our wholesale lines are still subject to the UNE-P transition rules. Based on marketing research, we believe that the majority of remaining customers that had used UNE-P service are shifting to an alternative technology or to a competitor using its own network, as opposed to returning as our retail customers. Our wireline segment’s operating margins will continue to be pressured by increasing customer shifts from our traditional retail base to either alternative technologies or competitors using commercial UNE-P replacement or resale agreements or their own facilities, as well as our pricing responses to retain or regain retail customers.

Total switched access lines in service at December 31, 2004 were 52.4 million, a decline of 2.3 million, or 4.3%, from December 31, 2003 levels. Of this total, retail access lines of 45.1 million represent 86.1% of total access lines. Wholesale lines represented 13.1% of total access lines at December 31, 2004.

Voice revenues decreased $892, or 4.3%, in 2005 and $1,190, or 5.4%, in 2004 primarily due to the loss of retail and wholesale access lines. The decline in retail lines primarily reflects increased competition, including customers using wireless, VoIP technology and cable instead of phone lines for voice and data, and the disconnection of additional lines for DSL service and other reasons. The decline in wholesale lines is related to the unwinding of the UNE-P rules which are scheduled to end in March 2006.

Retail access line declines decreased revenues approximately $328 in 2005 and $841 in 2004. Lower demand for wholesale services, primarily due to the decline in UNE-P lines provided to competitors, decreased revenue approximately $145 in 2005. A decline in demand for calling features (e.g., Caller ID and voice mail), due primarily to the access line declines, decreased revenues approximately $97 in 2005 and $180 in 2004. Continued declines in demand for voice equipment located on customer premises decreased revenues approximately $69 in 2005 and $87 in 2004. Lower demand for retail payphone services decreased revenues approximately $52 in 2005 and $57 in 2004. We expect payphone access lines and revenue to continue to decline in future periods. Reduced demand for inside wire service agreements decreased revenues approximately $36 in 2005 and $61 in 2004. Revenue from “local plus” plans (expanded local calling area) declined approximately $22 in 2005 and $76 in 2004, as more customers chose broader long-distance and other bundled offerings.

Pricing responses to competitors’ offerings and regulatory changes were essentially flat in 2005 and reduced revenues approximately $390 in 2004. Revenue was lower by $71 in 2005 from additional revenues we recorded in 2004 related to a September 2004 ruling by the CPUC that retroactively increased UNE-P rates we could charge in California. Revenue also was lower by $37 in 2005 from additional revenue we recorded in 2004 related to Federal Communications Commission (FCC) proceedings on the inclusion of other postretirement benefit costs in previous tariff filings.

Partially offsetting these revenue declines were net settlements and billing adjustments with our wholesale customers which increased revenues approximately $34 in 2005 and $204 in 2004. Also in 2004, increased demand for wholesale services, primarily UNE-P lines provided to competitors, increased revenues approximately $94.

Data revenues increased $946, or 8.6%, in 2005 and $834, or 8.2%, in 2004 primarily due to continued growth in DSL, our broadband internet-access service, high-capacity transport and sales of data equipment and services. DSL and dial-up internet service increased Data revenues approximately $444 in 2005 and $538 in 2004, reflecting an increase in DSL lines in service and, in 2005, was partially driven by lower-priced promotional offerings and pricing responses to competitors. The number of DSL lines in service grew to approximately 6.9 million, a 35.6% increase from 2004. At December 31, 2004 we served 5.1 million DSL lines, a 45.2% increase from December 31, 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Revenue from our high-capacity transport services increased approximately $273 in 2005 and declined $81 in 2004. Our high-capacity transport services, which include DS1s and DS3s (types of dedicated high-capacity lines), and SONET (a dedicated high-speed solution for multi-site businesses), represented about 58% of total data revenues in 2005 and 61% in 2004. Our 2004 high-capacity results include revenue declines of approximately $65 related to the 2000 federal Coalition for Affordable Local and Long Distance Services (CALLS) order and the September 2004 California order. Included in the 2004 decrease in high-capacity transport revenues was the favorable impact of a one-time MCI, Inc. (MCI) (formerly known as WorldCom) 2003 settlement of approximately $45 which affected year-over-year comparisons.

Revenue from data equipment sales and network integration services increased approximately $132 in 2005 and $402 in 2004. Revenues from large-business customers typically consist of revenue from the initial installation of equipment followed by services provided over multiple years. The significant increase in 2004 reflected our initial expansion into the large-business market following our late 2003 entry into nationwide long-distance.

Long-distance voice revenues increased $459, or 13.9%, in 2005 and $736, or 28.7%, in 2004. These increases were primarily driven by the increase in long-distance lines in service in 2005 and 2004. The number of long-distance lines in service in the wireline segment at December 31, 2005 grew to approximately 23.5 million, a 12.6% increase from 2004. At December 31, 2004, we served 20.9 million lines, a 44.8% increase from December 31, 2003. Sales of combined long-distance and local calling fixed-fee offerings (referred to as “bundling”) also contributed to the increased long-distance revenues and lines. Long-distance revenues continued to increase in our traditional SBC Midwest, West and Southwest regions with the most significant improvements in results occurring in our Midwest region (Michigan, Illinois, Indiana, Ohio and Wisconsin). Our long-distance revenue growth slowed in 2005, reflecting continuing market maturity since we began providing service throughout our regions in late 2003.

Retail long-distance revenues increased approximately $467 in 2005 and $825 in 2004, reflecting our higher long-distance penetration levels. Continued growth in wholesale long-distance services sold to Cingular and our international and other long-distance services increased revenues approximately $155 in 2005 and $282 in 2004. Partially offsetting these increases was a decline of approximately $139 in 2005 and $340 in 2004 due to pricing responses to increased competition and a reduction in our billed minutes of use mainly related to the increased sales of our fixed-fee bundles, which do not separately bill for minutes of use.

Other operating revenues increased $45, or 2.5%, in 2005 and decreased $33, or 1.8%, in 2004. Our co-branded AT&T | DISH Network satellite TV service increased revenue approximately $196 in 2005 and $94 in 2004. We expect future growth in revenues from this service to moderate as we restructured our agreement with EchoStar in September 2005 (see “Other Business Matters”) to record only commission revenue when signing up future customers. Price increases, primarily in directory assistance, increased revenues approximately $23 in 2005 and $48 in 2004. Partially offsetting these revenue increases was lower demand for directory and operator assistance, billing and collection services provided to other carriers, wholesale and other miscellaneous products and services, various one-time billing adjustments and other pricing changes decreased revenue approximately $190 in 2005 and $148 in 2004. Commission revenue received from Cingular related to Cingular customers added through our sales sources increased approximately $8 in 2005 after decreasing $27 in 2004, reflecting more stringent credit policies put in place in 2004.

Cost of sales expenses increased $211, or 1.3%, in 2005 and $662, or 4.2%, in 2004. Cost of sales consists of costs we incur to provide our products and services, including costs of operating and maintaining our networks. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, operator services, information technology, property

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

taxes related to elements of our network, and payphone operations. Pension and postretirement costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are allocated to our network labor force and other employees who perform the functions listed in this paragraph.

Traffic compensation expense (for access to another carrier’s network) increased approximately $330 in 2005 and $122 in 2004. Growth in our long-distance service generated approximately $192 of the increase in 2005 and $286 in 2004, partially offset by lower rates paid for local traffic (telephone calls) terminating on competitor networks and wireless customers. Expense also increased approximately $164 in 2005 resulting from reduced expense in 2004 from non-recurring traffic compensation settlements. Offsetting these increases, traffic compensation expense decreased approximately $26 in 2005 related to a carrier settlement.

Costs associated with equipment sales and related network integration services and, prior to the amendment of our agreement, our co-branded AT&T | DISH Network satellite TV service increased approximately $195 in 2005 and $603 in 2004, reflecting our emphasis on growth in DSL and sales in the large-business market and video. Prior to restructuring our relationship with EchoStar in September 2005, our co-branded AT&T | DISH Network satellite TV service had relatively high initial acquisition costs. Costs associated with equipment for large-business customers (as well as DSL and, previously, video) typically are greater than costs associated with services that are provided over multiple years. Costs in 2004 reflect our initial expansion into the large-business market.

Salary and wage merit increases and other bonus accrual adjustments increased expense approximately $170 in 2005 and $356 in 2004. Merger severance accruals increased expenses approximately $176 in 2005. We also incurred repair costs of approximately $100 in 2005 primarily related to severe weather in our regions, including California.

Partially offsetting these increases were lower employee levels which decreased expenses, primarily salary and wages, approximately $322 in 2005 and $208 in 2004. Nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs decreased approximately $100 in 2005 and $148 in 2004.

Additionally, expenses decreased $154 in 2005 due to the one-time accrual in 2004 for a retiree bonus as a result of the settlement of our labor contract negotiations in the second quarter of 2004. Benefit expenses, consisting primarily of our combined net pension and postretirement cost, decreased approximately $12 in 2005, primarily resulting from changes made to management medical coverage in 2005. In addition, changes in 2005 to phone concessions for out-of-region retirees reduced expenses by approximately $20 in 2005. Benefit expenses decreased by $306 in 2004 compared to 2003 reflecting changes in nonmanagement retirees’ medical coverage and our accounting for the Medicare Act.

As part of an internal business unit realignment during the second quarter of 2005, expenses incurred by the affected unit in 2004 were reported in cost of sales, while in 2005 costs incurred by this group have been reported as selling expenses. This resulted in reduced cost of sales expenses of $148 in 2005, and a corresponding increase in selling, general and administrative expenses in 2005.

Selling, general and administrative expenses increased $299, or 3.2%, in 2005 and $412, or 4.7%, in 2004. Selling, general and administrative expenses consist of our provision for uncollectible accounts; advertising costs; sales and marketing functions, including our retail and wholesale customer service centers; centrally managed real estate costs, including maintenance and utilities on all owned and leased buildings; credit and collection functions, and; corporate overhead costs, such as finance, legal, human resources and external affairs. Pension and postretirement costs are also included to the extent they relate to employees who perform the functions listed in this paragraph.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Salary and wage merit increases and other bonus accrual adjustments increased expenses approximately $108 in 2005 and $127 in 2004. Expenses increased during 2005 due to a charge of $236 to terminate existing agreements with WilTel, which will continue to provide transitional and out-of-market long-distance services under a new agreement that commenced in November 2005 as a result of our acquisition of ATTC. ATTC merger-related asset impairment charges of approximately $349 and merger-related severance cost accruals of $107 increased expenses in 2005. Expenses increased approximately $111 in 2004 due to higher severance accruals.

Partially offsetting these increases were lower employee levels, which decreased expenses, primarily salary and wages, approximately $264 in 2005 and $36 in 2004. Our provision for uncollectible accounts decreased approximately $55 in 2005 and $21 in 2004 as we experienced fewer losses from our retail customers and a decrease in bankruptcy filings by our wholesale customers. Advertising expense decreased approximately $20 in 2005 and $43 in 2004 primarily driven by higher costs in 2003 from our launch of long-distance service in new markets and bundling initiatives, which declined slightly in 2004 and 2005. Nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, decreased approximately $59 in 2005 and increased $188 in 2004. Other employee-related expenses, including travel, training and conferences, decreased approximately $21 in 2005 and increased $29 in 2004.

Expenses decreased $79 in 2005 due to the one-time accrual in 2004 for a retiree bonus resulting from the settlement of our labor contract negotiations in 2004. Benefit expenses, consisting primarily of our combined net pension and postretirement cost, decreased approximately $66 in 2005 primarily due to changes made to management medical coverage in 2005. In addition, changes in 2005 to phone concessions for out-of-region retirees reduced expenses by approximately $73 in 2005. Benefit expenses decreased by $22 in 2004 compared to 2003 reflecting changes in nonmanagement retirees’ medical coverage and our accounting for the Medicare Act.

As part of an internal business unit realignment during the second quarter of 2005, expenses incurred by the affected unit in 2004 were reported in cost of sales, while in 2005 costs incurred by this group have been reported as selling expenses. This resulted in increased selling, general and administrative expenses of $148 in 2005 and a corresponding reduction in cost of sales in 2005.

Depreciation and amortization expenses decreased $333, or 4.5%, in 2005 and $309, or 4.0%, in 2004. Lower expenses in 2005 and 2004 were due primarily to significantly lower capital expenditure levels since 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

AT&T Corp.

Segment Results

	2005	2004	2003
Segment operating revenues
Voice	$361	$-	$-
Data	1,129	-	-
Long-distance voice	1,208	-	-
Other	189	-	-
Total Segment Operating Revenues	2,887	-	-
Segment operating expenses
Cost of sales	1,686	-	-
Selling, general and administrative	669	-	-
Depreciation and amortization	414	-	-
Total Segment Operating Expenses	2,769	-	-
Segment Operating Income	118	-	-
Equity in Net Income of Affiliates	2	-	-
Segment Income	$120	$-	$-

The AT&T Corp. segment consists of the results of ATTC after we completed our acquisition on November 18, 2005. Our AT&T Corp. segment operating income margin was 4.1% for the 43-day period ended December 31, 2005. The results included the effects of the purchase accounting rules required under GAAP. The discussion below includes our understanding of the trends of the business prior to and following the November acquisition.

Voice revenues of $361 for the period have been negatively impacted by ATTC’s 2004 decision to shift emphasis away from residential customer acquisitions as a result of changes in the federal regulatory environment over the past two years. For these changes, see the “Regulatory Developments” section.

Data revenues of $1,129 have been negatively impacted by competitive pricing pressure. Positively impacting data revenue were advanced services, such as Enhanced Virtual Private Network and IP-enabled frame relay services.

Long-distance voice revenues of $1,208 have been negatively impacted by competition, which has led to lower prices in business markets and loss of consumer and small- and medium-sized business market share, and substitution which has led to lower volumes.

Other operating revenues of $189 have been negatively impacted by contract terminations and renegotiations.

Cost of sales of $1,686 includes the costs of operating and maintaining the network, as well as traffic compensation expense. Traffic compensation expense was approximately $1,102, or 65%, of total costs of sales.

Selling, general and administrative expenses of $669 include our provision for uncollectible accounts and sales and marketing functions.

Depreciation and amortization expenses of $414 included amortization expense of $192 associated with acquired intangible assets, of which $184 was from customer-related intangibles.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Supplemental Information

To provide improved comparability versus previous quarters, below is a supplemental table providing quarterly pro forma operating revenues of the AT&T Corp. segment. On a pro forma operating revenue basis, this segment would have represented 26% of total segment operating revenues for 2005 (segment operating revenues include 100% of our Cingular segment operating revenues).

AT&T Corp.

Pro Forma Segment Operating Revenues

	Three-Month Period Ended
	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005
AT&T Corp. Operating Revenues	$3,481 [1]	$6,620	$6,760	$7,015
AT&T Corp. Segment Operating Revenues	2,887 [2]	-	-	-
Pro Forma AT&T Corp. Segment Operating Revenues	$6,368	$6,620	$6,760	$7,015

1 AT&T Corp. results from October 1, 2005 – November 18, 2005.

2 AT&T Corp. segment results from November 19, 2005 – December 31, 2005.

Revenues from business customers declined during 2005 reflecting continued pricing pressures in traditional voice and data products, offset in part by growth in IP-based products and E-services. Revenues from consumer (residential and small- and medium-sized businesses) customers declined during 2005 reflecting industry trends and ATTC’s decision (prior to the acquisition) to shift its emphasis to other segments of the business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Cingular

Segment Results

				Percent Change [1]
				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
Segment operating revenues
Service	$30,638	$17,602	$14,317	-	22.9%
Equipment	3,795	1,963	1,260	-	55.8
Total Segment Operating Revenues	34,433	19,565	15,577	-	25.6
Segment operating expenses
Cost of services and equipment sales	14,387	7,611	5,806	-	31.1
Selling, general and administrative	11,647	7,349	5,428	-	35.4
Depreciation and amortization	6,575	3,077	2,089	-	47.3
Total Segment Operating Expenses	32,609	18,037	13,323	-	35.4
Segment Operating Income	1,824	1,528	2,254	19.4	(32.2)
Interest Expense	1,260	900	856	40.0	5.1
Equity in Net Income (Loss) of Affiliates	5	(415)	(333)	-	(24.6)
Other – net	(38)	(70)	(60)	45.7	(16.7)
Segment Income	$531	$143	$1,005	-	(85.8)%

[1]

Cingular’s 2005 operating revenue and expense percentage increases and decreases are not considered meaningful due to Cingular’s fourth-quarter 2004 acquisition of AT&T Wireless and are denoted with a dash.

Accounting for Cingular

We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e., 50/50) with our 40% economic partner BellSouth in the joint venture. We have equal voting rights and representation on the Board of Directors that controls Cingular. This means that our consolidated results include Cingular’s results in the “Equity in net income of affiliates” line. However, when analyzing our segment results, we evaluate Cingular’s results on a stand-alone basis using information provided by Cingular during the year. Accordingly, in our segment presentation, we present 100% of Cingular’s revenues and expenses under “Segment operating revenues” and “Segment operating expenses.” Including 100% of Cingular’s results in our segment operations (rather than 60% in equity in net income of affiliates) affects the presentation of this segment’s revenues, expenses, operating income, nonoperating items and segment income but does not affect our consolidated net income. We discuss Cingular’s liquidity and capital expenditures under the heading “Cingular” within the “Liquidity and Capital Resources.”

In the first quarter of 2005, to be consistent with industry practices, Cingular changed its income statement presentation for the current and prior-year periods to record billings to customers for various state gross receipts taxes and other fees as “Service” revenues and the taxes assessed by the various state jurisdictions and other fees as “Cost of services and equipment sales.” This amount totaled approximately $129 in 2004 and $94 in 2003. Operating income and net income for all restated periods were not affected.

Acquisition of AT&T Wireless

On October 26, 2004, Cingular acquired AT&T Wireless for approximately $41,000 in cash. We and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the acquisition’s purchase price. Based on our 60% equity ownership of Cingular, and after taking into account cash on hand at AT&T Wireless, we provided approximately $21,600 to fund the purchase price. Equity ownership and management control of Cingular remains unchanged after the acquisition.

In the first half of 2005, Cingular completed all required divestitures of assets and spectrum in certain markets in response to the agreement made with the U.S. Department of Justice (DOJ) and the FCC as a

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

condition to receiving regulatory approval to acquire AT&T Wireless. These required divestitures included Cingular’s sale of certain former AT&T Wireless assets and properties, including licenses, network assets and subscribers that Cingular operated in several markets.

In October 2005, Cingular approved the final phase of its network integration plan. This phase will involve integrating its Global System for Mobile Communication (GSM) networks, decommissioning redundant cell sites and core network elements, and swapping vendor equipment in various markets in order to have similar equipment in each market. Cingular expects to complete its network integration plan by the end of 2006 and to incur costs of approximately $580 related to this phase of its plan, which includes integration exit cost liabilities of $350 that were recorded as an adjustment to the AT&T Wireless purchase price allocation. In connection with the approval of this final phase, Cingular reduced its network equipment balance by approximately $60 for equipment removed from service during 2005. Although Cingular will be decommissioning much of its Time Division Multiple Access (TDMA) network it will continue providing analog services to some customers through February 2008.

Cingular’s Customer and Operating Trends

As of December 31, 2005, Cingular served approximately 54.1 million cellular/PCS (wireless) customers, compared to 49.1 million at December 31, 2004 and 24.0 million at December 31, 2003. Cingular’s increase in customer gross additions was primarily due to the acquisition of AT&T Wireless in late October 2004. The increase was also due to Cingular’s larger distribution network, its broad range of service offerings and increased advertising. Cingular’s recent customer activity is listed below:

Wireless Customer Activity

	Three-Month Period Ended
(in 000s)	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
Gross additions	5,136	4,386	4,292	4,672	4,914
Net additions	1,820	867	952	1,367	1,699
Other adjustments [1]	32	(17)	140	(149)	21,761
Net additions including other adjustments [1]	1,852	850	1,092	1,218	23,460
[1]

Other adjustments include customers gained or lost through property divestitures related to the AT&T Wireless acquisition and other adjustments. In the fourth quarter of 2004, other adjustments included approximately 21.9 million subscribers related to Cingular’s acquisition of AT&T Wireless.

Competition and the slowing rate of new wireless users as the wireless market matures will continue to adversely impact Cingular’s gross additions and revenue growth, increase expenses and put pressure on margins. Cingular expects that future revenue growth will become increasingly dependent on minimizing customer turnover (customer churn) and increasing average revenue per user/customer (ARPU). Cingular’s ARPU has weakened over the past several years as it has offered a broader array of plans to expand its customer base and responded to increasing competition, resulting in pricing reductions. While Cingular’s ARPU has somewhat stabilized recently, Cingular nevertheless expects continued pressure on ARPU notwithstanding increasing revenue from data services. Cingular expects its cost of services to continue increasing due to higher network system usage, including the costs Cingular is now paying T-Mobile USA (T-Mobile) for the use of its network in California and Nevada, higher costs as Cingular continues to integrate AT&T Wireless’ network and operations, and, to a lesser extent, increased expenses related to operating, maintaining and decommissioning TDMA networks that duplicated GSM networks while integrating the networks acquired from AT&T Wireless. Cingular’s remaining purchase commitment to T-Mobile was approximately $520 at December 31, 2005. Operating costs will substantially increase in the event that Cingular’s network expansion in California and Nevada is not completed prior to fulfilling the purchase commitment with T-Mobile.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

ARPU declined 0.1% in 2005 and 3.9% in 2004. The decline in ARPU was due to a decrease in local service and net roaming revenue per customer partially offset by an increase in average data revenue per customer and increased long-distance revenue per customer. Local service revenue per customer declined primarily due to customer shifts to all-inclusive rate plans that offer lower monthly charges and “rollover” minutes (which allow customers to carry over unused minutes from month to month for up to one year) as well as Cingular’s free mobile-to-mobile plans, which allow Cingular customers to call other Cingular customers at no charge. An increase in customers on rollover plans tends to lower average monthly revenue per customer since unused minutes (and associated revenue) are deferred until subsequent months for up to one year.

The effective management of wireless customer churn is critical to Cingular’s ability to maximize revenue growth and maintain and improve margins. Cingular’s wireless customer churn rate is calculated by dividing the aggregate number of wireless customers (prepaid and postpaid) who cancel service during each month in a period by the total number of wireless customers at the beginning of each month in that period. Cingular’s churn rate was 2.2% in 2005, down from 2.7% in 2004 and 2003.

The churn rate for Cingular’s postpaid customers was 1.9% in 2005, down from 2.3% in 2004 and 2003. The decline in postpaid churn reflects benefits from the acquisition of AT&T Wireless, including more affordable rate plans, broader network coverage, higher network quality, exclusive devices and free mobile-to-mobile calling among Cingular’s 54.1 million customers.

The decline in Cingular’s churn rate compared to 2004 resulted primarily from a change in methodology of calculating churn related to reseller customers. Beginning in the first quarter of 2005, Cingular adopted a new reseller churn calculation methodology that resulted in an aggregate churn calculation that is more comparable with its major competitors. Prior to 2005, Cingular included gross reseller disconnects in its churn calculation. Effective with the first quarter of 2005, Cingular’s churn calculation is based on total net reseller disconnects. This change resulted in an improvement to 2005 reported churn of approximately 32 basis points. Partially offsetting Cingular’s churn decline was an increase in prepaid customer churn.

Cingular’s Operating Results

Our Cingular segment operating income margin was 5.3% in 2005, 7.8% in 2004 and 14.5% in 2003. The lower margins in 2005 and 2004 compared to 2003 were caused by expenses increasing at a higher rate than revenues, which was primarily attributable to the acquisition of AT&T Wireless in late October 2004. However, our Cingular segment operating income margin improved every quarter during 2005 compared to the fourth quarter of 2004. Cingular’s operating income margin was 6.2% in the fourth quarter of 2005, 7.5% in the third quarter, 5.9% in the second quarter and 1.4% in the first quarter of 2005 compared to an operating loss margin of 2.1% in the fourth quarter of 2004.

Cingular’s operating expenses increased $14,572 in 2005 and $4,714 in 2004. More than offsetting these operating expenses was revenue growth of $14,868 in 2005. In 2004, revenue growth of $3,988 partially offset the increased operating expenses.

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Offsetting 2005 Service revenues was approximately $31 in customer bill credits issued to customers affected by hurricanes. Service revenues increased $13,036 in 2005 and $3,285 in 2004 and consisted of:

•

Local voice revenues, which increased approximately $10,219 in 2005 and $2,741 in 2004 primarily due to the acquisition of AT&T Wireless (due to Cingular’s significant increase in average number of wireless customers). Increased Universal Service Fund (USF) and regulatory compliance fees also contributed to the local voice revenues increase in 2005 and 2004.

•

Data service revenues, which increased $1,785 in 2005 and $438 in 2004 primarily due to the inclusion of former AT&T Wireless customers (who on average were heavier data users than Cingular customers), increased average data revenue per customer and increased use of text

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

messaging services. Data service revenues represented approximately 7.8% of Cingular’s total revenues in 2005 and 4.6% in 2004.

•

Roaming revenues from Cingular customers and other wireless carriers for use of Cingular’s network, which increased $655 in 2005 and $6 in 2004. The 2005 increase was primarily due to roaming revenues from the acquired AT&T Wireless customer base.

•

Long-distance and other revenue, which increased $377 in 2005 and $100 in 2004 primarily due to increased long-distance revenues from the acquired AT&T Wireless customer base as well as increased domestic and international long-distance calling.

Equipment revenues increased $1,832 in 2005 and $703 in 2004 due to increased handset revenues primarily as a result of significantly higher gross customer additions and increases in existing customers upgrading their units. Upgrade unit sales reflect an increase in GSM upgrades and Cingular’s efforts to migrate former AT&T Wireless customers to Cingular service offerings.

Cost of services and equipment sales expenses increased $6,776 in 2005 and $1,805 in 2004 primarily due to increased cost of services resulting from incremental costs related to the acquired AT&T Wireless network. Included in the 2005 increase were integration costs of approximately $195 related to the acquired AT&T Wireless network and hurricane-related costs of $97.

Cost of services increased $4,581 in 2005 and $962 in 2004. Cost of services increased due to the following:

•

Increases in network usage with a minutes of use increase of more than 110% in 2005 and more than 50% in 2004 primarily due to the increase in subscribers related to Cingular’s acquisition of AT&T Wireless.

•	Increased costs Cingular is now paying T-Mobile for the use of its network in California and Nevada.
•	Increased expenses related to operating, maintaining and decommissioning TDMA networks that duplicated GSM networks while integrating the networks acquired from AT&T Wireless.
•	Higher roaming and long-distance cost and increased USF and regulatory fees related to the increase in the customer base.

Equipment sales expense increased $2,195 in 2005 and $843 in 2004 primarily due to higher handset unit sales associated with the 46.1% increase in gross customer additions in 2005 and more than 30.0% in 2004, existing customers upgrading their units and the continued migration of former AT&T Wireless customers to Cingular service offerings. Equipment costs increased at a higher rate than equipment revenues due to Cingular’s sales of handsets below cost, through direct sales sources, to customers who committed to one-year or two-year contracts or in connection with other promotions.

Selling, general and administrative expenses increased $4,298 in 2005 and $1,921 in 2004 primarily due to incremental expenses associated with the acquisition of AT&T Wireless. These increases include integration costs of approximately $264 in 2005 and $277 in 2004, including employee termination costs, re-branding and advertising of the Cingular and AT&T Wireless combination and customer service and systems integration costs. Also included in this increase were hurricane-related costs of $19 in 2005.

Total selling expenses increased $1,385 in 2005 and $873 in 2004 primarily due to the increase in gross customer additions previously mentioned. Total selling expenses include sales, marketing, advertising and commissions expense. Cingular’s sales expense increased approximately $462 in 2005 and $232 in 2004 primarily due to increased sales personnel costs associated with the acquired AT&T Wireless sales force. Commissions expense increased approximately $494 in 2005 and $289 in 2004 and advertising and marketing expenses increased $429 in 2005 and $352 in 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

General and administrative expenses increased $2,913 in 2005 and $1,048 in 2004 primarily due to the previously mentioned incremental expenses from AT&T Wireless and integration costs. General and administrative expenses include customer service, upgrade commissions, billing, bad debt, other maintenance and other administrative expense. Customer service expenses increased approximately $960 in 2005 and $395 in 2004 due to a higher number of employees and employee-related expenses related to the significant increase in customers, as well as customer retention and customer service improvement initiatives. Other administrative expenses increased approximately $926 in 2005 and $307 in 2004 primarily due to incremental expenses associated with the acquired AT&T Wireless administrative functions. Billing, bad debt and other customer maintenance expense increased approximately $766 in 2005 and $305 in 2004 primarily due to the significant increase in Cingular’s customer base. Upgrade commissions increased approximately $261 in 2005 and $41 in 2004 due to the previously mentioned increased customer migration and handset upgrade activity.

Depreciation and amortization expenses increased $3,498 in 2005 and $988 in 2004. These increases include approximately $417 of integration costs in 2005. Depreciation expense increased approximately $2,249 in 2005 and $635 in 2004 primarily due to incremental depreciation associated with the property, plant and equipment acquired in the AT&T Wireless acquisition and depreciation related to Cingular’s ongoing capital spending associated with its GSM network. Additionally, depreciation expense increased due to accelerated depreciation on certain TDMA network assets based on Cingular’s projected transition of network traffic to GSM technology and accelerated depreciation on certain other network assets. Substantially all of Cingular’s TDMA assets are anticipated to be fully depreciated by the end of 2007.

Amortization expense increased approximately $1,249 in 2005 and $353 in 2004 primarily due to the amortization of the AT&T Wireless customer contracts and other intangible assets acquired.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Supplemental Information

Because Cingular’s acquisition of AT&T Wireless has a significant effect on comparative financial information, we have included the following sequential quarterly results for comparative purposes.

Cingular’s operating margins have increased since the acquisition reflecting the continued increase in the number of wireless customers, continued progress in its merger-integration initiatives, as well as continued improvement in customer churn compared with 2004.

Cingular

Sequential Segment Results

	Three-Month Period Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2005	2005	2005	2005	2004
Segment operating revenues
Service revenues	$7,779	$7,721	$7,719	$7,419	$6,313
Equipment revenues	1,070	1,025	890	810	806
Total Segment Operating Revenues	8,849	8,746	8,609	8,229	7,119
Segment operating expenses
Cost of services and equipment sales	3,758	3,667	3,523	3,439	2,939
Selling, general and administrative	2,812	2,881	2,953	3,001	2,947
Depreciation and amortization	1,730	1,541	1,629	1,675	1,386
Total Segment Operating Expenses	8,300	8,089	8,105	8,115	7,272
Segment Operating Income (Loss)	549	657	504	114	(153)
Interest Expense	292	304	326	338	303
Equity in Net Income (Loss) of
Affiliates	1	1	1	2	(114)
Other – net	(6)	(28)	(8)	4	13
Segment Income (Loss)	$252	$326	$171	$(218)	$(557)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Directory

Segment Results

				Percent Change
				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
Total Segment Operating Revenues	$3,714	$3,759	$3,773	(1.2)%	(0.4)%
Segment operating expenses
Cost of sales	1,103	1,022	964	7.9	6.0
Selling, general and administrative	612	622	673	(1.6)	(7.6)
Depreciation and amortization	5	9	21	(44.4)	(57.1)
Total Segment Operating Expenses	1,720	1,653	1,658	4.1	(0.3)
Segment Operating Income	1,994	2,106	2,115	(5.3)	(0.4)
Equity in Net Income (Loss) of Affiliates	(5)	-	-	-	-
Segment Income	$1,989	$2,106	$2,115	(5.6)%	(0.4)%

In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana. Our directory segment results exclude the results of those operations (see Note 17). In November 2004, our directory segment entered into a joint venture agreement with BellSouth and acquired the internet directory publisher, YPC. We account for YPC under the equity method of accounting.

Our directory segment operating income margin was 53.6% in 2005, 56.0% in 2004 and 56.1% in 2003. The segment operating income margin decrease in 2005 is a result of both higher expenses and lower revenues. The segment operating income margin stability in 2004 is due to our revenues and expenses for both periods being relatively flat.

Operating revenues decreased $45, or 1.2%, in 2005 and $14, or 0.4%, in 2004. The decrease in revenues in 2005 was primarily due to a decrease of approximately $74 in our local Yellow Pages advertising, which was partially offset by an increase of $39 in internet advertising revenue. Revenues in 2004 decreased primarily in our local Yellow Pages advertising, which decreased approximately $95 in 2004, and was partially offset by an increase of $30 in internet advertising revenue and an improvement of $27 in revenue adjustments related to customer satisfaction. These results reflect the impact of competition from other publishers, other advertising media and continuing economic pressures on advertising customers.

Cost of sales increased $81, or 7.9%, in 2005 and $58, or 6.0%, in 2004. The increase in 2005 was primarily driven by higher costs for internet traffic of approximately $22, publishing of $17 and distribution of $9. In 2004, cost of sales increased due to higher costs for commissions, publishing and distribution which were partially offset by decreased costs for paper and printing.

Selling, general and administrative expenses decreased $10, or 1.6%, in 2005 and $51, or 7.6%, in 2004. The expense reduction in 2005 was primarily due to lower advertising expense. Decreased expenses in 2004 were primarily due to lower uncollectible expense of approximately $68, partially offset by increases in advertising expense of $25 and increased employee benefit-related costs of $14.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

International

Segment Results

				Percent Change
				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
Total Segment Operating Revenues	$10	$22	$30	(54.5)%	(26.7)%
Total Segment Operating Expenses	28	31	47	(9.7)	(34.0)
Segment Operating Income (Loss)	(18)	(9)	(17)	-	47.1
Equity in Net Income of Affiliates	395	812	606	(51.4)	34.0
Segment Income	$377	$803	$589	(53.1)%	36.3%

Our international segment consists primarily of equity investments in international companies, the income from which we report as equity in net income of affiliates. Revenues from the segment’s direct international operations are less than 1% of our consolidated revenues.

Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. See Note 1 for a discussion of foreign currency translation. Our foreign investments are recorded under GAAP, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries. In discussing Equity in Net Income of Affiliates, all dollar amounts refer to the effect on our income. The following table summarizes the individual results for our significant equity holdings in the international segment. A discussion of these results follows. See “Other income (expense) – net” and Note 2 for information on the sale of several investments during 2004.

Segment operating revenues decreased $12, or 54.5%, in 2005 and $8, or 26.7%, in 2004. Revenues declined primarily due to forgone management-fee revenues from the disposition of investments.

Segment operating expenses decreased $3, or 9.7%, in 2005 and $16, or 34.0%, in 2004. Expenses in 2005 declined primarily due to lower employee costs resulting from fewer foreign-based employees. Expenses in 2004 declined primarily due to lower corporate-allocated charges.

Our equity in net income of affiliates by major investment at December 31, are listed below:

	2005	2004	2003
América Móvil	$198	$132	$76
Belgacom [1]	-	49	28
TDC [1]	-	328	182
Telkom South Africa [1]	-	115	121
Telmex	212	180	196
Other	(15)	8	3
Equity in Net Income of Affiliates	$395	$812	$606

1 Investment sold in 2004.

Equity in net income of affiliates decreased $417, or 51.4%, in 2005 and increased $206, or 34.0%, in 2004. The decrease in 2005 was primarily due to gains that occurred in 2004, and foregone equity income from the disposition of investments. Increases at América Móvil and Telmex reflect better operating results at both companies and reduced income taxes at América Móvil.

The increase in 2004 was primarily due to a gain of approximately $235 from TDC, related to the sale of its interest in Belgacom. Equity income in 2004 also increased due to a settlement loss of $160 in

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

2003 on a transfer of pension liabilities which affected year-over-year comparisons. The settlement loss in 2003 resulted from a transfer of pension liabilities by Belgacom to the Belgian government and included a loss of approximately $115 from Belgacom and TDC’s loss of $45 associated with the same transaction. Equity in net income of affiliates in 2004 also increased approximately: (1) $53 due to favorable operating results, primarily at América Móvil, (2) $46 due to prior-year restructuring charges at TDC and (3) $65 due to favorable financing and exchange-rate impacts. These increases were partially offset by lower equity income of approximately $314 related to asset sales, including: (1) $131 from the sale of our and TDC’s investment in Belgacom, (2) $38 from the sale of our interest in Telkom and (3) $145 from the sale of our interest in TDC. The increases were also offset by combined charges of approximately $51 for 2004 restructuring charges at TDC and impairment of our goodwill associated with a TDC subsidiary.

Other

Segment Results

				Percent Change
				2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
Total Segment Operating Revenues	$253	$244	$263	3.7%	(7.2)%
Total Segment Operating Expenses	183	64	119	-	(46.2)
Segment Operating Income	70	180	144	(61.1)	25.0
Equity in Net Income of Affiliates	217	61	647	-	(90.6)
Segment Income	$287	$241	$791	19.1%	(69.5)%

Our other segment results consist primarily of corporate and other operations. In November 2005, we sold our paging operations.

Segment operating revenues increased in 2005 as a result of higher revenues from capital leasing subsidiaries. Segment operating revenues decreased in 2004 as a result of lower revenues from paging and capital leasing subsidiaries.

Equity in Net Income of Affiliates primarily represents the equity income from our investment in Cingular.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Operating Environment and Trends of the Business

2006 Revenue Trends Our acquisition of ATTC will help change the focus of our company toward broadband/data and business revenues. Cingular’s late-2004 acquisition of AT&T Wireless also increased our potential for growth in the wireless area. During 2005, we experienced slight growth in our traditional wireline operations and for 2006 we expect similar growth in these traditional areas. Because of the late 2005 completion date of the ATTC acquisition, we expect reported revenues to increase in 2006 compared to 2005. However, in terms of business trends, we expect our 2006 and 2007 revenues to reflect continuing but diminishing declines from ATTC operations, as we integrate their business operations. If we include our proportionate share of Cingular’s revenues in analyzing our overall company prospects, we expect total year-over-year revenue growth to turn positive in 2008. Our revenue expectations assume that we will experience improvement in our retail access line trends, partially offset by a decline in the number of wholesale lines we provide, based on favorable developments in the federal regulatory environment (see the “Regulatory Developments” section). We also expect to expand services utilizing our broadband network (see “Project Lightspeed” discussed in “Expected Growth Areas”) as well as the national business market as a result of the ATTC acquisition. Accordingly, we assume that we will experience continued growth in DSL and additional opportunities in the national data markets (see “Expected Growth Areas”). We also assume continued long-distance subscriber growth in our former SBC long-distance business, but at a lower rate as that long-distance business continues to mature. During the fourth quarter of 2004, Cingular completed its acquisition of AT&T Wireless and is now the largest wireless service provider in the U.S. While Cingular’s revenues are not included in our consolidated revenues, we expect the increased availability and competitiveness of its service offerings will enhance our bundling opportunities (see “Cingular” discussed in “Expected Growth Areas”). However, we also expect that increasing competition in the communications industry, including the continued growth of alternative technologies such as wireless, cable and VoIP and our response to competitors’ pricing strategies, as well as the trends at ATTC, will pressure revenue.

2006 Expense Trends The ATTC acquisition and related merger costs will adversely affect expenses in 2006 and 2007. We expect our operating income margin, adjusted to exclude these costs, will expand in 2008, due primarily to expected improvement in our revenues and continued cost-control measures. In particular, we expect continuing net workforce reductions over the next three years related to merger synergies and other operational initiatives. Expenses related to growth initiatives, such as Project Lightspeed (see “Expected Growth Areas”), and an expected increase in pension and other postretirement benefits costs to a range of approximately $1,700 to $1,800 will apply some pressure to our operating income margin.

Operating Environment Overview

In the Telecommunications Act of 1996 (Telecom Act), Congress established a pro-competitive, deregulatory national policy framework to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating burdensome regulation. Since the Telecom Act was passed, the FCC and state regulatory commissions have maintained many of the extensive regulatory requirements applicable to incumbent local exchange companies (ILECs), including our wireline subsidiaries, and imposed significant new regulatory requirements, including rules requiring us to unbundle our traditional network, in an effort to jump-start a specific definition of purported competition. However, over the past two years, the FCC has curtailed and, in some cases, eliminated certain of these requirements in order to promote investment and deployment of next-generation broadband services and facilities, and in response to a series of federal court decisions where the FCC’s rules (in particular, those requiring ILECs to extensively unbundle their networks) exceeded the FCC’s authority. For example, in February 2005, in response to a March 2004 decision by the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit), which overturned significant portions of the FCC’s third set of unbundling rules, including those mandating the availability of the mass-market UNE-P, the FCC released new rules that will eliminate the requirement that our wireline subsidiaries provide the UNE-P at Total Element Long Run Incremental Cost (TELRIC) rates. Those new rules became effective March 11, 2005 and included a year-long transition for eliminating our obligation to provide mass-market UNE-P.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Additionally, on September 23, 2005, the FCC released its Title I Broadband Order (Broadband Order), which ruled that facilities-based wireline broadband internet access services offered by telephone companies are information services and should be regulated in a similar manner to broadband internet access services offered by cable companies. This order, which became effective on November 16, 2005, substantially deregulates our existing DSL services and prevents the imposition of regulation on broadband internet access services to be offered over Project Lightspeed, discussed below.

We are actively pursuing additional legislative and regulatory measures to reduce or eliminate regulatory requirements that inhibit our ability to provide the full suite of services increasingly demanded by our customers. For example, we are supporting legislative efforts at both the state and federal levels that would offer a streamlined process for new video service providers to compete with traditional cable television providers. In addition, we are supporting efforts to update regulatory treatment for retail services. As discussed in “State Regulation,” Texas recently enacted legislation allowing us and other new competitors to file for a state-issued certificate of franchise authority to provide video services. The Oklahoma Corporation Commission has also issued a statewide order, which is under appeal to the Oklahoma Supreme Court by a cable provider and the AARP, that provides for increased pricing flexibility for all intrastate retail services. Other states in the 13-state area in which we operate as an ILEC are considering similar legislation. Several bills are also pending before Congress that would both reform the Telecom Act and promote additional video competition. Passage of legislation is uncertain and depends on many factors, but we believe that the increasing pace of technological change in our industry will encourage lawmakers to remove artificial barriers to competition.

Because of opportunities made available by the continued changing regulatory environment and our acquisition of ATTC, we expect that our capital expenditures in 2006 will increase to a target range of between $8,000 and $8,500. This amount includes capital for Project Lightspeed and merger-integration projects (see “Project Lightspeed” discussed in “Expected Growth Areas”). Despite a slightly more positive regulatory outlook and these broadband opportunities, increasing competition and the growth of alternative technologies such as cable, wireless and VoIP have created significant challenges for our business.

Expected Growth Areas

We expect our primary wireline products, products and services offered by ATTC and wireless services to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireline Segment Results,” “AT&T Corp. Segment Results” and “Cingular Segment Results”). Over the next few years we expect an increasing percentage of our growth to come from: (1) data/broadband, through existing services, new services to be provided by our Project Lightspeed initiative and our acquisition of ATTC, and (2) Cingular’s wireless service. We expect our acquisition of ATTC to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Our data services include DSL/Internet (broadband) as well as services to large businesses. At December 31, 2005, our data revenues represented approximately 30% of our consolidated revenues, and increased 18% from 2004. Our DSL lines continue to grow and were approximately 6.9 million at December 31, 2005 compared to 5.1 million at the end of 2004.

Project Lightspeed In June 2004, we announced key advances in developing a network capable of delivering a new generation of integrated digital television, super-high-speed broadband and VoIP services to our residential and small-business customers, referred to as Project Lightspeed. We have been building out this network in numerous locations and began providing services in one limited market, including IP video, in late 2005. Our goal in this controlled initial launch is to ensure that all operating and back-office systems function at a level capable of supporting our targeted mid-2006 scaled-up deployment. To that end, we have restricted the number of customers and services offered to the necessary minimum. Subject to successful

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

results from this controlled launch and successful testing of our additional IP video services, we plan to enter additional markets in mid-2006. At that time we expect to add additional services and features to our service offerings. We expect to have the capability to offer service to approximately 18 million households by the end of 2008, as part of our initial deployment, and expect to spend approximately $4,400 in network-related deployment costs and capital expenditures beginning in 2006 through 2008, as well as additional success-based customer activation capital expenditures.

With respect to our IP video service, we continue to work with our vendors to develop, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule. We also continue to negotiate with programming owners (e.g., movie studios and cable networks) for permission to offer existing television programs and movies and, if applicable, other new interactive services that we could offer in the future using advances in the IP technology we are testing. Our ability to provide an attractive and profitable video offering will depend in large part on the results of these efforts. Also, as discussed in the “Regulatory Developments” section, we are supporting legislation at both the federal and state levels that would streamline the regulatory process for new video competitors to enter the market.

We believe that Project Lightspeed is subject to federal oversight as a “video service” under the Federal Communications Act. Additionally, in September 2005, Texas passed a state telecommunications law that encourages new competitors to enter the video market (see “Texas Telecom Reform and Video Legislation”). However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local regulation, which could include the requirement to pay fees to obtain local franchises for our IP video service. If the courts were to decide that state and local regulation were applicable to our Project Lightspeed services, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

Wireless Cingular, our wireless joint venture with BellSouth, began operations in October 2000. In October 2004, Cingular completed its acquisition of AT&T Wireless, which established Cingular as the largest provider of mobile wireless voice and data communications services in the U.S. At December 31, 2005, Cingular served approximately 54.1 million customers and had access to licenses to provide wireless communications services covering an aggregate population of potential customers of approximately 294 million, or approximately 99% of the U.S. population, including all of the 100 largest U.S. metropolitan areas.

Cingular’s wireless networks use equipment with digital transmission technologies known as GSM and TDMA technology. Cingular has upgraded its existing TDMA markets to use GSM technology in order to provide a common voice standard. Cingular is also adding high-speed wireless data services such as General Packet Radio Service (GPRS) and Enhanced Data Rates for Global Evolution (EDGE) and Universal Mobile Telecommunications System (UMTS). EDGE technology allows customers to access the Internet from their wireless devices at higher speeds than GPRS and UMTS allows for superior speed for data and video services.

We expect that intense industry competition and market saturation will likely cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates. While the wireless telecommunications industry does continue to grow, a high degree of competition exists among four national carriers, their affiliates and smaller regional carriers. This competition will continue to put pressure upon pricing, margins and customer turnover as the carriers compete for potential customers. Future carrier revenue growth is highly dependent upon the number of net customer additions a carrier can achieve and the average revenue per customer. The effective management of customer turnover, or churn, is also important in minimizing customer acquisition costs and maintaining and improving margins.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Cingular faces many challenges and opportunities in the future and is focused on the following key initiatives:

•

Further establishing its position as a premier provider for business and government accounts by providing these customers with access to sales and support professionals focused solely on their specialized needs.

•

Continued improvement on the coverage and quality of its network. Cingular continues its process of completing the integration of the Cingular and AT&T Wireless networks under a plan that is designed to achieve network quality and coverage performance exceeding that of either of the former networks.

•

Continued deployment of UMTS third-generation (3G) network technology with High-Speed Downlink Packet Access (HSDPA). UMTS and HSDPA provide superior speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform and will allow Cingular to offer a host of new broadband data applications.

Regulatory Developments

Set forth below is a summary of the most significant developments in our regulatory environment during 2005. While these issues, for the most part, apply only to certain subsidiaries in our wireline segment or AT&T Corp. segment, the words “we,” “AT&T,” “ATTC” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than a precise legal description of all of those specific issues.

International Regulation ATTC subsidiaries operating outside the U.S. are subject to the jurisdiction of national regulatory authorities in the market where service is provided. Regulation is generally limited to operational licensing authority for the provision of enterprise (i.e. large business) services.

Federal Regulation A summary of significant 2005 federal regulatory developments follows.

Triennial Review Remand Order In December 2004, the FCC adopted its fourth set of rules concerning an ILEC’s obligation to make elements of its network available to other local service providers. Each of its previous three sets of rules had been overturned by the federal courts. On February 4, 2005, the FCC released its written order containing the new rules, the Triennial Review Remand Order (TRRO) which became effective on March 11, 2005. The TRRO provides significant relief from unbundling by eliminating our remaining obligation to provide local switching and hence the UNE-P, for mass-market customers, subject to a 12-month transition period. At December 31, 2005, we had approximately 500,000 remaining UNE-P lines subject to the March 2006 transition deadline. Based on our marketing research, we believe that the majority of customers of those competitors who have not signed commercial UNE-P replacements or resale agreements with us have switched to alternative technologies as opposed to returning as our retail customers.

We believe, however, that the FCC’s revised rules fail fully to comply with the D.C. Circuit’s decision; for example, the FCC largely retained unbundling requirements for many of our high-capacity loop and transport facilities. Therefore, we (together with several other parties) filed an appeal with the D.C. Circuit challenging this portion of the TRRO. Several other parties, including competitive local exchange carriers (CLECs), filed appeals of other portions of the TRRO in other circuits. Those appeals have been consolidated in the D.C. Circuit, which is scheduled to hear oral arguments on March 21, 2006.

In addition, other parties, including CLECs, have asked the FCC to reconsider various other aspects of the FCC’s order, such as extending the 12-month transition period for unbundled mass-market switching to 18 months, and modifying the unbundling analysis for high-capacity loops and dedicated transport. Specifically, the CLECs asked the FCC to change the criteria used to determine if an ILEC is required to unbundle high-capacity DS1 loops used to serve small buildings. These parties have also asked the FCC to modify or rescind that portion of the order relating to the eligibility criteria for obtaining access to combinations of unbundled high-capacity loops and transport elements (often referred to as “enhanced extended links” or EELs), which can be used as a substitute for special access services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

It is unclear how state regulatory commissions will ultimately respond to the TRRO. Under the overturned rules, state commissions had set the rates that we were allowed to charge competitors for the UNE-P and for leasing other unbundled elements of our network. Many of the states in the 13-state area in which we operate as an ILEC have opened or conducted proceedings to consider the FCC’s detailed findings and transition plans outlined in the Triennial Review Order (TRO) and TRRO. Some states have taken the position that their relevant state laws have been preempted by the FCC’s order and federal court decisions, while other states appear to be taking the position that their state laws have not been preempted. We expect that as the various state commissions issue rulings in these proceedings, various parties, including AT&T, will litigate some or all of these rulings.

The effects on the FCC decisions on the above topics are dependent on many factors including, but not limited to, the ultimate resolution of the pending appeals; the number and nature of competitors requesting interconnection, unbundling or resale; and the results of the state regulatory commissions’ review and handling of related matters within their jurisdictions. Accordingly, we are not able to assess the total potential impact of the FCC orders and proposed rulemakings.

Broadband In June 2005, the Supreme Court of the United States (Supreme Court) ruled that it was reasonable for the FCC to find that internet access services provided by cable companies should be defined as “information services,” rather than “telecommunications services.” This decision preserves the FCC’s deregulatory framework for cable internet access services because providers of information services do not have to comply with rules requiring providers of the services to lease lines to competitors or meet certain service standards and state public utility requirements. In September 2005, the FCC released its Broadband Order, which ruled that facilities-based wireline broadband internet access services offered by telephone companies are information services and should be regulated in a similar manner to broadband internet access services offered by cable companies. The order became effective on November 16, 2005.

The Broadband Order substantially deregulates our existing DSL services and prevents the imposition of regulation on broadband internet access services to be offered over Project Lightspeed. Under the Broadband Order we are no longer required to offer DSL transport service to unaffiliated Internet Service Providers (ISPs). However, we are required to make wholesale broadband transmission service available to existing customers for a 12-month transition period. The FCC also said it expects that after the transition period, telephone companies will make wholesale broadband transmission service available to ISPs on a commercial basis. We are also required to continue contributing to existing universal service support mechanisms for the transmission component of broadband internet access for 270 days after the effective date of the order (and thus until mid-August 2006), unless the FCC orders otherwise in the interim.

Video Service In November 2005, the FCC adopted two Notices of Proposed Rule Making (NPRM) that are of interest to us in connection with our provision of video service. First, the FCC adopted an NPRM to consider the adoption of rules that would ensure reasonable franchising requirements and processes for new video market entrants. The FCC’s action is generally based on section 621 of Title VI, which prohibits local franchising authorities from unreasonably refusing to award competitive franchises. Second, the FCC adopted an NPRM to consider changing its Emergency Alert System (EAS) rules to take advantage of next-generation digital systems. One of the specific questions the FCC will consider is whether traditional telephone companies that plan to provide high-definition digital content to customers’ homes through fiber-optic connections should have public alert and warning responsibilities.

Voice over Internet Protocol The term VoIP is generally used to describe the transmission of voice using internet-based technology. A company using this technology often can provide voice services at a lower cost because this technology uses bandwidth more efficiently than a traditional network and because this technology has not been subject to traditional telephone industry regulation. But, depending on the bandwidth allocated, VoIP services are not necessarily of the same quality as a traditional telephone service. While the deployment of VoIP will result in increased competition for our wireline voice services, it also presents growth opportunities for us to develop new products for our customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

The FCC has issued a variety of decisions regarding VoIP services. For example, during 2004, the FCC declared that services that do not use the public switched telephone network (a traditional telephone network) to provide “peer-to-peer” service (i.e., a service through which subscribers communicate with each other solely over Internet Protocol networks) are unregulated.

•

IP-Enabled Services In March 2004, the FCC opened a proceeding to establish the regulatory framework for IP-enabled services, including VoIP and other IP services, that involve use of a public switched telephone network (PSTN). In this proceeding, the FCC will address various regulatory issues, including universal service, intercarrier compensation, numbering, disability access and consumer protection. Notwithstanding the unresolved regulatory questions before the FCC and various state utility commissions, numerous communications providers, including AT&T, began providing various forms of VoIP in recent years or announced their intentions to do so in the near future. These providers include both established companies as well as new entrants.

•

VoIP E911 Order In May 2005, the FCC required certain VoIP providers to include E911 capability in their VoIP services. E911 capability enables a subscriber to call public safety authorities (police, fire department, etc.) and have the subscriber’s telephone number and location automatically transmitted to those authorities. The FCC’s requirement applies to VoIP services that allow a user to send calls to a PSTN, including our wireline subsidiaries’ traditional networks, and receive calls from the PSTN. In November 2005, we filed reports with the FCC detailing our compliance with the VoIP 911 rules for our HIPCS and AT&T CallVantage® VoIP services. A group of VoIP providers appealed the FCC’s May 2005 order and the appeal is currently pending before the D.C. Circuit.

•

Vonage Decision In November 2004, the FCC issued an order preempting the Minnesota Public Utilities Commission (MPUC) from applying its traditional telephone company regulations to Vonage Holding Corp.’s (Vonage) DigitalVoice service (which includes VoIP and other communications capabilities). The FCC concluded that DigitalVoice could not be separated into interstate and intrastate communications for regulatory purposes without thwarting federal laws and policies that mandate a minimalistic regulatory environment for these types of services. The FCC did not express its opinion on the applicability of Minnesota’s general business laws concerning taxation, fraud, general commercial dealings, marketing and advertising. The FCC also left undecided broader questions regarding the regulatory obligations of IP-enabled services, which are being addressed in the FCC’s proceeding on IP-enabled services. Finally, the FCC stated that it would preempt state regulation of other types of IP-enabled services having basic characteristics similar to DigitalVoice. These characteristics include: a requirement for a broadband connection from the user’s location; a need for IP-compatible customer premises equipment; and a service offering that provides integrated capabilities and features that allow customers to manage personal communications, including receiving voice communications and accessing other features and capabilities, even video. Various parties, including state public utilities commissions, have filed appeals of the FCC order which are pending before the United States Court of Appeals for the Eighth Circuit.

Intercarrier Compensation Reform In October 2004, the Intercarrier Compensation Forum, a diverse group of telecommunications industry participants representing ILECs (including our wireline subsidiaries), CLECs, long-distance companies (including ATTC), rural telephone companies and wireless providers, submitted to the FCC a plan for reforming the current system of rates that telecommunications companies charge each other for network access and fees to ensure universal telephone service in the U.S. In February 2005, the FCC initiated a rulemaking proceeding to consider the plan and other proposals for intercarrier compensation reform. At this time, we are not able to predict when final rules will be issued or what those rules will require.

Reciprocal Compensation In 2001, the FCC ruled that telephone calls placed to ISPs are not subject to the reciprocal compensation requirements of the Telecom Act, which require the carrier that originates and

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

transports a call on its network that terminates on another carrier’s network in the same local calling area pay a fee to the terminating carrier. The FCC concluded that requiring reciprocal compensation for ISP-bound traffic caused market distortions because CLECs offering ISP services could recover a disproportionate share of their costs from other carriers, rather than from their ISP customers, since calls rarely originate from the ISP. The FCC then concluded that a system of bill-and-keep (under which carriers look to their own customers to recover their costs) would eliminate CLEC incentives to engage in such arbitrage. The FCC adopted an interim compensation plan for ISP-bound traffic while it considered broader intercarrier compensation reform. The interim plan, among other things, capped the rate paid for ISP-bound traffic (the “rate” cap), the total number of minutes that could be compensated (the “growth” cap) and limited compensation for traffic not previously exchanged between carriers prior to the order (the “new markets” rule). In October 2004, the FCC lifted the growth cap and new markets rule, but declined to modify the other restrictions in its 2001 order, including the rate cap. As a result of this 2004 ruling, we have been required to pay reciprocal compensation on additional ISP-bound traffic, which previously was not compensable because of the caps. However, due to our ability to renegotiate contracts with carriers these additional payments have not had a material effect on our financial statements.

Special Access Pricing Flexibility In October 2002, ATTC requested the FCC to revoke current pricing rules for special access services, a component of our wireline revenues and our AT&T Corp. segment expenses. ATTC subsequently filed a petition in the D.C. Circuit asking the court to require the FCC to act on ATTC’s petition. In January 2004, the FCC filed its opposition to ATTC’s petition, which was denied by the D.C. Circuit in January 2005. Also in January 2005, the FCC initiated a rulemaking proceeding to consider whether it should modify its pricing flexibility rules, and, if so, how. However, due to the magnitude of the issue and the current transitions at the FCC and within the telecommunications industry, an order is not expected before late 2006.

Number Portability For several years, customers have been able to retain their numbers when switching their local service between wireline companies (generally referred to as “local number portability”), and the FCC allowed ILECs to recover, through customer rate charges, their carrier-specific costs of implementing local number portability (LNP). We were allowed to recover our costs over a five-year term by charging on a per-line basis. However, the per-line rate charges were determined based on a projected number of access lines. Since the actual number of access lines has now turned out to be lower than estimated, in February 2005 we requested the FCC to grant an exception to the five-year limit on charges to recover LNP implementation costs to allow us to recover our costs over a longer period of time. If our request is granted, we would recover previously authorized costs of approximately $210. An order is expected by May 2006.

Settlement with AT&T Corp. In March 2005, we reached agreement to settle outstanding claims between the pre-merger companies SBC and ATTC. The largest portion of the payment related to ATTC agreeing to reimburse us for the adjustment of the UNE-P rates in California, Michigan, Ohio and Wisconsin. The agreement also settled claims relating to, among other items, traffic compensation, cellular roaming access, collocation (ATTC equipment located on our premises), long-distance presubscription and other transport issues. As part of the agreement, we also settled our pending lawsuit against ATTC for unpaid access charges due on terminating interexchange traffic transported partially over the Internet, with no effect on our financial statements. As a result of the settlement, in the first quarter of 2005 we recorded an increase in operating revenue of approximately $32 and a decrease in operating expense of approximately $29.

Proceeding on Other Postretirement Benefit Costs In March 2003, the FCC reinstated a proceeding which it claimed to have incorrectly terminated in 2002 relating to the costs of providing postretirement employee benefits other than pensions. The FCC asked local exchange companies, including our wireline subsidiaries, to provide additional information concerning the treatment of these postretirement costs in their 1996 access tariff filings and any other related matters. On March 30, 2005, the FCC issued an order terminating its investigation without requiring any adjustments to our 1996 tariff filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

State Regulation A summary of significant 2005 state regulatory developments follows.

Texas Telecom Reform and Video Legislation In September 2005, Texas passed a state telecommunications law that encourages new competitors to enter the video market and reforms existing state telecom laws. Video franchises will be granted by the Public Utilities Commission of Texas (PUCT), territories will be defined by the applicant and fees will be based upon a statewide definition of gross revenues. Franchise holders cannot fail to provide service in local areas based on the income of residents; however, holders will not be subject to mandatory build-out requirements. The PUCT approved our application to become a video service provider in November 2005. The Texas law also established a new regulatory framework for retail price regulation. For telephone exchanges in populations exceeding 100,000 residents, as of January 1, 2006, residential access lines are deregulated by the state and the cap on certain vertical services will be removed beginning July 1, 2006.

In September 2005, the Texas Cable & Telecommunications Association filed a lawsuit in United States District Court, Austin Division, seeking to declare this new law unconstitutional and inconsistent with the Federal Cable Act.

California Audit On February 26, 2004, the CPUC decided several major monetary issues in the 1997-1999 audit of our California wireline subsidiary. The CPUC determined that we were in compliance with regulatory accounting rules for pension and depreciation and that no refunds were owed by our subsidiary to customers. The CPUC determined that we should fund amounts for certain employee benefits into a Voluntary Employee Beneficiary Association (VEBA) trust, which resulted in our March 2004 contribution of approximately $232. In April 2004, other parties filed petitions for rehearing. In December 2005, the CPUC denied the applications for rehearing.

California Intrastate Access Charges In August 2003, the CPUC opened a rulemaking to determine whether certain elements of state access charges (charges that our local exchange carrier receives from long-distance carriers for use of the local exchange network) should be eliminated or reduced. The CPUC, in a December 2004 decision, first addressed the issue whether we should be authorized to increase revenues from other services to offset lost revenues from reduced access charges, and further concluded that if access charges were eliminated it should order offsetting rate increases for us. In a proposed decision issued in December 2005, a CPUC administrative law judge would eliminate certain access charges that we would receive from long-distance carriers (lost annual revenue of approximately $130), but would authorize offsetting rate increases for recovery of approximately 75% of that amount starting after December 2006. We believe that the proposed decision is unlawful and have filed comments opposing its adoption. The CPUC is expected to address the issue in the first quarter of 2006.

Market Deregulation In addition to other state activity to adopt legislation to deregulate retail rates, during 2005, the PUCT adopted our market test evidence in total, despite opposition of the CLEC trade association and the Office of Public Utility Counsel. As a result of this action, as of January 1, 2006, we have the option to raise residential basic local exchange service prices in 40 exchanges in Texas. This action results in pricing flexibility for approximately 66% of our residential local service lines, including all residential lines in major cities. Texas vertical service products have enjoyed pricing flexibility since 1999 and all business lines were afforded local service pricing flexibility earlier this year. Additionally, in November 2005, Michigan updated the Michigan Telecommunications Act, which price deregulated all basic exchange rates except a primary residential service, effectively eliminating price regulation on all business access lines and most residential access lines.

State UNE Pricing Proceedings As discussed above in “Triennial Review Remand Order,” in March 2005, the FCC issued the TRRO which eliminated our obligation to provide unbundled local switching (and thus the UNE-P) for the mass-market on a prospective basis. The FCC also eliminated our obligation prospectively to provide high-capacity loops and dedicated transport in certain markets. Also as discussed above, the FCC established a transition plan for existing mass-market UNE-P customers and high-capacity

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

loops and dedicated transport circuits that no longer will be subject to unbundling. As a consequence, state regulatory commissions should have a more limited role over the scope and terms of our network element offerings.

In September 2004, the CPUC voted to increase the UNE-P rates. The order became effective immediately, allowing us to retroactively charge the new rates back to May 2002, as contemplated in the May 2002 interim order. In January 2005, a decision from the United States Court of Appeals for the Ninth Circuit remanded to the CPUC an appeal challenging how the CPUC had priced one component of the UNE-P rates in a previous order. During 2005, the CPUC addressed the issue on remand resulting in a favorable outcome for us.

Competition

Competition continues to increase for telecommunications and information services, and regulations, such as the FCC’s unbundling rules, have increased the opportunities for alternative communications service providers. Technological advances have expanded the types and uses of services and products available. In addition, lack of regulation of comparable alternative technologies (e.g., cable, wireless and VoIP providers) has lowered costs for alternative providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireline

Our wireline subsidiaries expect continued competitive pressure in 2006 from multiple providers in various markets, including facilities-based local competitors, interexchange carriers and resellers. In some markets, we compete with large cable companies such as Comcast Corporation, Cox Communications, Inc. and Time Warner Inc. for local and high-speed internet services customers and other telecommunications companies such as Verizon (via recently acquired MCI) for both long-distance and local services customers. Substitution of wireless and internet-based services for traditional local service lines also continues to increase. At this time, we are unable to quantify the effect of competition on the industry as a whole, or financially on this segment, but we expect both losses of market share in local service and gains resulting from business initiatives especially in the area of bundling of products and services including wireless and video, large-business data services, broadband and long-distance service.

Our wireline subsidiaries remain subject to regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. In contrast, our competitors are often subject to less or no regulation in providing comparable voice and data services. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries’ networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission. As noted in the “Triennial Review Remand Order” discussion above, in March 2005, the FCC revised its rules and provided significant relief from unbundling by eliminating our obligation to provide local switching, and hence the UNE-P, for mass-market customers, subject to a 12-month transition period. During the 12-month transition period (which ends in March 2006), we are experiencing decreases in the number of UNE-P lines as competitors move to alternate arrangements to serve their customers or their customers choose an alternative technology. We could experience increased pressure on our operating revenues should a customer that was receiving service from a UNE-P provider switch to an alternative technology or facilities-based competitor (a competitor with its own network).

In addition to these wholesale rate and service regulations noted above, all of our wireline subsidiaries operate under state-specific elective “price-cap regulation” for retail services (also referred to as “alternative regulation”) that was either legislatively enacted or authorized by the appropriate state regulatory commission. Prior to price-cap regulation, our wireline subsidiaries were under “rate of return regulation.” Under rate of return regulation, the state regulatory commissions determined an allowable rate of return we could earn on plant in service and set tariff rates to recover the associated revenues required to earn that

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

return. Under price-cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate of return requirements. Price cap-rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules. Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation and have lower cost structures.

In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL, wireless and video) with us. In 2005, we continued to focus on bundling wireline and wireless services, including combined packages of minutes and video service through an agreement with EchoStar. During 2006, we will continue to develop innovative products that capitalize on our expanding fiber network.

AT&T Corp.

Our AT&T Corp. segment subsidiaries expect continued competition in 2006. As competitive regulatory and technological changes occur, including those occasioned by the Telecom Act, we anticipate that new and different competitors will enter and expand their position in the communications service markets. Our principal competitors include Verizon (via recently acquired MCI) and Sprint, as well as prepaid card providers. In addition, we face a number of international competitors including Equant, British Telecom and SingTel as well as from a number of large systems integrators such as International Business Machines and Electronic Data Systems.

In response to the previously discussed changes in the federal regulatory environment and the deregulation of the long-distance market over recent years, in 2004 ATTC announced that it would no longer actively market to mass-market consumer customers, and therefore is not affected to the same degree by those regulations as our wireline segment.

ATTC provides local, domestic interstate and international wholesale networking capacity and switched services to other service providers, primarily large ISPs using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, CLECs, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. As our competitors develop and expand their existing networks, our networks experience excess capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures.

Cingular

Cingular faces substantial and increasing competition in all aspects of the wireless communications industry. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of Cingular’s markets, which results in the presence of multiple competitors. Cingular’s competitors are principally three national (Verizon Wireless, Sprint Nextel Corp. and T-Mobile) and a larger number of regional providers of cellular, PCS and other wireless communications services.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Directory

Our directory subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet. We actively compete on the Internet through our YPC joint venture.

Accounting Policies and Standards

Significant Accounting Policies and Estimates Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others.

Traffic Compensation We use various estimates and assumptions to determine the amount of traffic compensation expenses recognized during any reporting period. Switched traffic compensation costs in our AT&T Corp. segment are accrued utilizing estimated rates by product, formulated from historical data and adjusted for known rate changes and volume levels, which are estimated for certain products and known for other products. Such estimates are adjusted monthly to reflect newly available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received until three to nine months following the end of the reporting period, at which point a final adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs, based on historical data adjusted for rate changes. These costs are adjusted to reflect actual expenses over the three months following the end of the reporting period as bills are received. As of December 31, 2005, approximately $940 was accrued in our AT&T Corp. segment relating to our estimated traffic compensation costs.

Depreciation Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2005. However, if all other factors were to remain unchanged, we expect a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than three-fourths of our total plant in service) would result in a decrease of between $615 and $800 in our 2006 depreciation expense and a one-year decrease would result in an increase of between $745 and $1,175 in our 2006 depreciation expense. Effective January 1, 2003, as required by FAS 143, we decreased our depreciation rates to exclude costs of removal in certain circumstances. This change is discussed in Note 1.

Allowance for Uncollectibles We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends that are expected to continue, as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and future estimated net write-offs as well as an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad debt allowances adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of between approximately $70 and $110.

Pension and Postretirement Benefits Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 10. One of the most significant of these assumptions is the return on assets assumption, which was 8.5% for the year ending December 31, 2005. This assumption will remain unchanged for 2006. If all other factors were to

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2006 combined pension and postretirement cost to increase approximately $579 over 2005 (analogous decrease in retiree benefit costs would result from a 1% increase). The 10-year returns on our pension plan were 9.3% through 2005 including returns in excess of our assumed rate of return for 2005. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years. This methodology did not have a significant additional effect on our 2005 or 2004 combined net pension and postretirement expense. Due to investment losses on plan assets experienced through 2002, this methodology contributed approximately $605 to our combined net pension and postretirement cost in 2003, as compared with the methodology that recognizes gains and losses over a full five years. Note 10 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.

Income Taxes Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 9 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of our tax returns by the IRS or state tax authorities. We have considered these potential changes and have provided amounts within our deferred tax assets and liabilities that reflect our judgment of the probable outcome of tax contingencies. We continue to believe that our tax return positions are fully supportable. Unfavorable settlement of any particular issue could require use of our cash. Favorable resolution could be recognized as a reduction to our tax expense and cash refunds. We periodically review the amounts provided and adjust them in light of changes in facts and circumstances, such as the progress of a tax audit.

Asset Valuations and Impairments Under FAS 141, the assets and liabilities of ATTC were recorded at their respective preliminary fair values as of the November 18, 2005 acquisition date. We obtained preliminary third-party valuations of property, plant and equipment, intangible assets (including the AT&T trade name), debt and certain other assets and liabilities. Because of the proximity of this transaction to year end, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but is not limited to: valuations and physical counts of property, plant and equipment, valuations of investments and the involuntary termination of employees. Changes to the valuation of property, plant and equipment may result in adjustments to the fair value of certain identifiable intangible assets acquired. When finalized, material adjustments to goodwill may result including the segment allocation of goodwill.

The fair values of intangible assets acquired in our acquisition of ATTC were based on the expected discounted cash flows of the identified customer relationships, patents and licenses and are discussed in Note 2. Customer relationships, which are finite-lived intangible assets are amortized using the “sum of the months digits” method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows, including consideration for demand, competition and other economic factors based in such a way as to allocate it as equitably as possible to periods during which we expect to benefit from those relationships. We have established the useful lives of customer relationships with business customers from 1.5 to 9 years and those with consumer customers from 1.5 to 2.5 years. The sum of the months digits method is a process of allocation, not of valuation and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives. We recorded amortization expense of $184 in 2005 using this method. Alternatively, we could have chosen to amortize customer relationships using the “straight-line” method, which would allocate the cost equally over the amortization period, and would

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

have resulted in amortization expense of approximately $96 in 2005. In 2006, expected amortization using the sum of the months digit method is approximately $899 and under the straight-line method it would be $579. Amortization of other intangibles, including patents, is determined using the straight-line method of amortization over the expected remaining useful lives of 2 to 18 years, was approximately $8 in 2005 and is expected to be approximately $50 in 2006. We do not amortize indefinite-lived intangibles, such as the trade name.

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review these types of assets for impairment either annually or whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine that the asset is recoverable, we verify that the expected future cash flows directly related to that asset exceed its fair value, which is based on the discounted cash flows. The discounted cash flow calculation uses various assumptions and estimates regarding future revenue, expense and cash flows projections over the estimated remaining useful life of the asset.

Cost investments are evaluated to determine whether mark-to-market declines are temporary and reflected in other comprehensive income, or other than temporary and recorded as an expense in the income statement. This evaluation is based on the length of time and the severity of decline in the investment’s value.

New Accounting Standards

FSP FAS No. 143-1 In June 2005, the FASB issued FASB Staff Position FSP FAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” (FSP FAS 143-1) to address the accounting for obligations associated with the Directive on Waste Electrical and Electronic equipment (the Directive) issued by the European Union (EU). The Directive was enacted in February 2003, and directs EU-member countries to adopt legislation to regulate the collection, treatment, recovery and environmentally sound disposal of electrical and electronic waste equipment. The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste. FSP FAS 143-1 is effective for reporting periods ending after June 8, 2005, or the date of adoption of the Directive by the applicable EU-member countries, if later. We have evaluated the impact to our operations in ATTC’s EU countries that have adopted the legislation and have deemed the costs immaterial. We will continue to evaluate the effects as other EU-member countries enact legislation. However, if the remaining EU-member countries were to enact similar legislation, we do not expect this to have a material impact on our results of operations.

FAS 154 In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting for Changes and Error Corrections,” (FAS 154) which is a replacement of Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes” and Statement of Financial Accounting Standards No. 3 “Reporting Accounting Changes in Interim Financial Statements” and is effective for fiscal years beginning after December 15, 2005. FAS 154 applies to all voluntary changes in accounting principle and changes the accounting for the reporting of a change in accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 also requires that a change in method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.

FIN 47 In March 2005, the FASB issued FASB Interpretations 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47) an interpretation of FAS 143 and is effective for fiscal years ended after December 15, 2005. FIN 47 clarifies that the term “conditional asset retirement obligation,” as used in FAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a company to recognize the liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any liability accrued would be offset by an increase in the value of the asset. Adoption of FIN 47 did not have a material impact on our financial statements.

FAS 123(R) In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)), which is a revision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). FAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

We adopted FAS 123(R) in September 2005, using the “modified retrospective” method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date

(a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. The modified retrospective method also allowed companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective. Accordingly, we have adjusted our December 31, 2004 Consolidated Balance Sheet to increase “Capital in excess of par value” and decrease “Retained earnings” by $546.

We had previously adopted the fair-value-based method of accounting for share-based payments allowed under FAS 123 effective January 1, 2002, using the retroactive restatement method of adoption described in Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This included restatement of results from January 1, 2000 forward, as those were the years for which audited income statements were included in the 2002 SBC Annual Report. Upon adoption of FAS 123(R), because we adopted using the modified retrospective method, we also restated results for 1995 through 1999 for the effects on our equity. We will continue to use the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees.

As of December 31, 2005, there was approximately $143 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Other Business Matters

Acquisition of AT&T Corp. In November 2005, we acquired ATTC for approximately $15,517 including capitalized merger-transaction costs, using shares of common stock. The transaction was approved by the Board of Directors of each company and shareholders of ATTC. The DOJ reviewed the merger’s potential impact on relevant product and geographic markets. The DOJ required divestiture (through 10-year indefeasible rights of use) of ATTC’s interest in fiber serving certain specified commercial buildings where both companies were the only facilities-based providers. The FCC and numerous state and international regulatory bodies also approved the acquisition. The FCC’s order released on November 17, 2005, imposes conditions on us that relate, among other things, to: Unbundled Network Elements (UNE), DS1 and DS3 (high-capacity transport services) and special access pricing; how to account for ATTC collocation arrangements; special access performance reporting; Internet backbone peering arrangements; and annual certifications. As a condition of approval, the CPUC required that we make certain financial commitments, including philanthropic donations, with a present value of $124 and that we provide our DSL services on a stand-alone basis. These commitments were included as an additional acquisition cost. We do not expect the above-mentioned conditions will have a material impact on our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

2Wire In January 2006, AT&T, Alcatel and Telmex entered into an agreement and jointly acquired 51% of 2Wire, Inc. (2Wire). The total sum paid by the three companies was approximately $243. We purchased a 7.52% ownership interest for approximately $36, Alcatel purchased a 25.0% ownership interest for $119 and Telmex purchased an 18.5% ownership interest for $88. Additionally, we executed a prepaid call option (dependent on certain provisions) with Telmex for $26 to acquire enough shares to give us a total ownership percentage in 2Wire of 13%. We will account for 2Wire as a cost investment. 2Wire is a privately held company that provides services related to Project Lightspeed.

EchoStar Agreement In September 2005, we modified and extended our agreement with EchoStar to an agency agreement under which we will continue marketing the co-branded AT&T | DISH Network satellite television service. Under the new terms, we will now receive and record sales commissions as revenues and will no longer record retail revenue on new customers while continuing to serve previously existing customers on the prior terms. EchoStar will record the recurring service revenues and will pay installation and equipment costs for customers under the new agreement. The new agreement is a three-year agreement.

IRS Settlement In December 2005, we reached an agreement with the IRS to settle certain claims, principally related to the utilization of capital losses and tax credits for years 1997-1999. Included in the settlement was relief from previous assessments and agreement on multiple items challenged by the IRS in the course of routine audits. The settlement resulted in our recognition of approximately $902 of reduced income tax expense in 2005 and a corresponding increase in net income. Amounts due to us under the settlement were left on deposit with the IRS.

Antitrust Litigation In 2002, two consumer class-action antitrust cases were filed in the United States District Court for the Southern District of New York (District Court) against SBC, Verizon Communications Inc., BellSouth and Qwest Communications International Inc. alleging that they have violated federal and state antitrust laws by agreeing not to compete with one another and acting together to impede competition for local telephone services (Twombly v. Bell Atlantic Corp., et al.). In October 2003, the District Court granted the joint defendants’ motion to dismiss and the plaintiffs appealed. In October 2005, the United States Court of Appeals for the Second Circuit Court (Second Circuit) reversed the District Court, thereby allowing the cases to proceed. The Second Circuit noted in its decision that its ruling was procedural in nature and did not address the merits of the cases. Motions for rehearing and rehearing en banc were denied on January 3, 2006, and the case has now been remanded to the District Court for further proceedings. We continue to believe that an adverse outcome having a material effect on our financial statements in these cases is unlikely but will continue to evaluate the potential impact of these suits on our financial results as they progress.

AT&T Wireless Litigation Several class-action lawsuits have been filed in the District Court against ATTC asserting claims under the federal securities laws in connection with the offering of AT&T Wireless tracking stock in April 2000 (In re AT&T Corp. Securities Litigation). The plaintiffs have demanded damages in excess of $2,100 related to the offering of AT&T Wireless tracking stock. A trial date has been set for April 2006. In connection with the split-off of AT&T Wireless, certain provisions of the separation agreement between AT&T Wireless and ATTC may result in Cingular, due to its acquisition of AT&T Wireless, being allocated as much as 70% of any liabilities arising out of these actions to the extent they relate to AT&T Wireless tracking stock, with the remaining liability being allocated equally between ATTC and Comcast Cable Communications, Inc. We believe that the possibility of an adverse outcome having a material effect on our financial statements in any of these lawsuits is unlikely. However, we will continue to evaluate the potential impact of these lawsuits on our financial results. During the third quarter, Cingular completed its assessment of the total amount of pre-acquisition liabilities related to pending legal proceedings, including these lawsuits, and increased the amount of the AT&T Wireless purchase price allocated to assumed liabilities by $172.

Retiree Phone Concession Litigation In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs,

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

who are retirees of Pacific Bell Telephone Company, Southwestern Bell, and Ameritech, contend that the telephone concession provided by the company is, in essence, a “defined benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974 (ERISA). Plaintiffs seek to certify a class of persons that are either (1) retirees of the former subsidiaries of SBC or a predecessor thereof, who received the telephone concession benefit after they retired or (2) current or former employees of the former subsidiaries of SBC with more than 5 years of service during the time that they had a policy to provide employees with a telephone concession benefit upon retirement. Plaintiffs seek reformation of the out-of-region phone concession offered under the postemployment benefits plan (the Plan) and the documents governing it to comply with ERISA, an order requiring us to fund the Plan as reformed, the appointment of an independent fiduciary to administer the Plan, an order requiring the Plan to pay benefits to plaintiffs and other class members consistent with the terms of the plan and attorneys’ fees and costs pursuant to ERISA. We filed a Motion to Dismiss for failure to state a claim, which was denied by the U.S. District Court, Western District of Texas on February 3, 2006. The case has been set for trial on May 29, 2006. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely but will continue to evaluate the potential impact of this suit on our financial results as it progresses.

Hepting Litigation Plaintiffs filed this purported class action in U.S. District Court in the Northern District of California on behalf of “all individuals in the United States that are current residential subscribers or customers of defendants’ telephone services or internet services, or that were residential telephone or internet subscribers or customers at any time after September 2001,” (Hepting, et al v. AT&T Corp., AT&T Inc. and Does 1-20). They allege that the defendants have provided and continue to provide the U.S. Government with direct access to databases containing its stored telephone and internet records, and have disclosed and are currently disclosing to the U.S. Government records concerning communications to which Plaintiffs and class members were a party. Plaintiffs seek damages, a declaratory judgment, and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act, the Electronic Communications Privacy Act, and other federal and California statutes. The complaint has not been served on the Defendants.

Liquidity and Capital Resources

We had $1,224 in cash and cash equivalents available at December 31, 2005. Cash and cash equivalents included cash of approximately $709, money market funds of $257 and other cash equivalents of $258. The increase in cash and cash equivalents of $464 since December 31, 2004 was primarily provided by cash receipts from operations, cash received from Cingular and the net cash received upon our acquisition of ATTC. This was partially offset by cash used to meet the financing needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, net repayment of debt, repurchase of treasury shares, increased tax payments and payment of liabilities (primarily taxes) associated with our discontinued operations. We discuss many of these factors in detail below.

Cash Provided by Operating Activities

During 2005, our primary source of funds was cash from operating activities of $12,974 compared to $10,950 in 2004. Operating cash flows increased in 2005 compared to 2004 primarily due to retirement benefit funding of $2,232 in 2004, partially offset by increased tax payments in 2005 of approximately $1,224. The 2005 increased tax payments were mainly related to prior year accrued liabilities. The timing of cash payments for income taxes, which is governed by the IRS and other taxing jurisdictions, will differ from the timing of recording tax expense and deferred income taxes, which are reported in accordance with GAAP. We also made advance tax payments, which we consider to be a refundable deposit, to a certain state jurisdiction. These payments were made in order to avoid potentially onerous interest and penalties. The issues involved are in dispute and we intend to pursue all procedural options available to us in order to obtain refunds of the amounts deposited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

We reached an agreement with the IRS to settle certain claims resulting in a reduction to income tax expense of $902. We left a net refund with the IRS as a deposit against federal tax payments.

Our 2004 cash flow from operations remained relatively stable compared to 2003, excluding the $2,232 contribution to our pension and postretirement benefit plans and a $2,800 decline in our deferred income tax expense. Our primary source of funds for 2004 and 2003 was cash generated from operating activities, as shown on the Consolidated Statements of Cash Flows.

Cash Used in and Provided by Investing Activities

During 2005, cash used for investing activities consisted of:

•	$5,576 in construction and capital expenditures.
•	$169 related to the acquisition of Yantra Corp., a provider of distributed order management and supply chain fulfillment solutions.

To provide high-quality communications services to our customers, we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory considerations. Our capital expenditures totaled $5,576 for 2005, $5,099 for 2004 and $5,219 for 2003. Capital expenditures in the wireline segment, which represented substantially all of our total capital expenditures, increased by approximately 5.9% in 2005 and decreased by 2.8% in 2004. Substantially all of our capital expenditures made in 2005 were in the wireline segment and were used primarily for our wireline subsidiaries’ networks, Project Lightspeed and support systems for our long-distance service.

Because of opportunities made available by the continued changing regulatory environment and our acquisition of ATTC, we expect that our capital expenditures in 2006, which includes Project Lightspeed and excludes Cingular, will increase to a target range of between $8,000 and $8,500. We expect to spend approximately $4,400 on our Project Lightspeed initiative for network related deployment costs and capital expenditures beginning in 2006 through 2008, as well as additional success-based customer activation capital expenditures. We expect that the business opportunities made available, specifically in the data/broadband area, will allow us to expand our products and services (see “Project Lightspeed” discussed in “Expected Growth Areas”).

We expect to fund 2006 capital expenditures for our wireline and AT&T Corp. segments, which includes ATTC’s international operations, using cash from operations and incremental borrowings, depending on interest rate levels and overall market conditions. Substantially all of our capital spending in 2006 will relate to our wireline and AT&T Corp. segments primarily for their subsidiaries’ networks, Project Lightspeed and merger-integration projects. The international segment should be self-funding as it consists substantially of equity investments and not direct AT&T operations. We expect to fund any directory segment capital expenditures using cash from operations. We discuss our Cingular segment below.

During 2005, cash provided by our investing activities primarily consisted of:

•	$2,442 of net repayments from Cingular in accordance with the terms of our agreement with Cingular and BellSouth. See our “Cingular” section below for details.
•	$1,673 in cash received upon closing our acquisition of ATTC, net of merger acquisition costs.
•	$336 of proceeds from a real estate sale lease-back transaction, the gain on which is deferred and amortized over the life of the lease.
•	$154 primarily from the sale of shares of Amdocs, Yahoo, the sale of our entire interest in SpectraSite and the sale of a leasing partnership.
•	$99 related to maturities of other held-to-maturity securities, which have maturities greater than 90 days.
•	$37 related to the repayment of a note receivable from an international investment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Cash Used in Financing Activities

We will fund our 2006 financing activities primarily through a combination of cash from operations and, to a lesser extent than in 2005, cash provided by Cingular. We will continue to examine opportunities to fund our activities with cash from the disposition of certain assets and other investments as well as issuing debt at favorable rates in order to refinance some of our debt maturities in 2006.

We paid cash dividends of $4,256 in 2005, $4,141 in 2004 and $4,539 in 2003. Dividends declared by our Board of Directors totaled $1.30 per share in 2005, $1.26 per share in 2004 and $1.41 per share in 2003. In December 2005, our Board of Directors approved a 3.1% increase in the regular quarterly dividend to $0.3325 per share. The dividends declared and paid during 2003 included two increases in the regular quarterly dividend and three additional dividends (totaling $0.25) above our regular quarterly dividend. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors the opportunity to continue our historical approach to dividend growth. All dividends remain subject to approval by our Board of Directors.

During 2005, we used our available excess cash to reduce our debt levels and repurchase shares of common stock under our repurchase program. Funds from operations were primarily used to repay our current and long-term debt. During 2005, debt repayments totaled $6,801 and consisted of:

•	$4,077 related to commercial paper borrowings.
•	$1,077 related to debt maturities with interest rates ranging from 6.25% to 9.50%.
•	$1,347 related to our early redemption of debt, which includes $26 of call premiums.
•	$238 related to the exercise of a put on our 5.95% notes originally maturing in 2038.
•	$42 related to net repayments on other short-term borrowings.
•	$20 related to scheduled principal payments on other debt.

At December 31, 2005 we had approximately $4,455 of debt maturing within one year, which includes $3,990 of long-term debt maturities during 2006, $320 of commercial paper borrowings and $108 of bank borrowings. Our long-term debt maturities exclude the remaining excess of the fair value over the recorded value of debt of approximately $37. Our consolidated commercial paper borrowings totaled approximately $4,397 at December 31, 2004. All of our commercial paper borrowings are due within 90 days. Our bank borrowings availability is contingent on the level of cash held by some of our foreign subsidiaries. We continue to examine our mix of short- and long-term debt in light of interest rate trends. (See Note 7)

In November 2005, we received net proceeds of $1,973 from the issuance of $2,000 of long-term debt consisting of $500 of three-year floating rate notes with an initial rate of 4.52%; $1,000 of 5.30% five-year notes; and $500 from the reopening of our 6.15% 30-year bonds maturing in 2034.

Our Board of Directors has authorized the repurchase of up to 350 million shares of AT&T common stock; this authorization expires at the end of 2008. During 2005, we increased our level of share repurchases of our common stock under our existing share repurchase program. Under this repurchase program, we repurchased 76 million shares at a cost of approximately $1,843 in 2005 and expect to purchase an additional $2,000 of shares under our repurchase program in 2006. See our “Issuer Equity Repurchases” table for share repurchase details in the fourth quarter of 2005.

In November 2005, we repaid approximately $378 of preferred securities previously issued by an AT&T subsidiary, which was related to an internal restructuring of our ownership in several investments. Additionally, in December 2005, we redeemed an additional $350 of preferred stock in subsidiaries.

In June 2005, we received proceeds of approximately $234 from a registered offering of 10,000,000 shares of our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

We have a three-year credit agreement totaling $6,000 with a syndicate of banks, which expires on October 18, 2007. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. We are in compliance with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2005. (See Note 7)

Other

Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our international equity investees or Cingular. Total capital increased approximately $17,791 in 2005 compared to $11,245 in 2004. The 2005 total capital increase was primarily due to the purchase of ATTC (see Note 2). For 2005 our common stock outstanding and capital in excess of par value increased by $14,781 and our current and long-term debt increased by $3,605. The increase in total debt of $3,605 was primarily due to acquired debt from ATTC of approximately $8,293 and debt issuances of $2,000, partially offset by debt repayments of $6,801 during 2005. Stockholders’ equity also increased due to our net income and was partially offset by our repurchases of common shares through our stock repurchase program. The 2004 total capital increase was primarily due to increased current and long-term debt of $8,989, of which $8,750 related to funding our share of Cingular’s purchase of AT&T Wireless.

Our debt ratio was 35.9%, 40.0% and 32.0% at December 31, 2005, 2004 and 2003. The debt ratio is affected by the same factors that affect total capital. The primary factor that impacted our 2005 debt ratio was the acquisition of ATTC, which increased stockholders’ equity and our current and long-term debt.

Cingular

The upgrade, integration and expansion of the Cingular and AT&T Wireless networks and the networks acquired in a transaction with Triton PCS Holdings, Inc. will require substantial amounts of capital over the next several years. As of December 31, 2005, Cingular has spent $7,475 primarily for GSM/GPRS/EDGE network upgrades with cash from operations, dispositions and, as needed, advances under the revolving credit agreement mentioned below. Cingular expects to fund its capital requirements for at least the next 12 months from existing cash balances, cash generated from operations and, if necessary, drawing under this revolving credit agreement. In 2006, Cingular expects to spend within a target range of between $7,000 and $7,500 primarily for the upgrade, integration and expansion of its networks, the installation of UMTS/HSDPA technology in a number of markets and the construction of network facilities in California and Nevada to replace the facilities sold to T-Mobile upon the termination of our GSMF network infrastructure joint venture.

Effective August 1, 2004, we and BellSouth agreed to finance Cingular’s capital and operating cash requirements to the extent Cingular requires funding above the level provided by operations. We and BellSouth also entered into a one-year revolving credit agreement with Cingular to provide short-term financing for operations on a pro rata basis at an interest rate of LIBOR (London Interbank Offered Rate) plus 0.05%, which may be renewed upon agreement of the parties. In June 2005, this agreement was renewed through July 31, 2007. This agreement includes a provision for the repayment of our and BellSouth’s shareholder loans made to Cingular in the event there are no outstanding amounts due under the revolving credit agreement and to the extent Cingular has excess cash, as defined by the agreement.

Under the revolving credit agreement we received net repayments from Cingular totaling $2,442 in 2005. These amounts were applied first to reduce the outstanding amount of advances previously made to Cingular, which totaled $307 at December 31, 2005 and $1,002 at December 31, 2004 and are reflected in “Investments in and Advances to Cingular Wireless” on our Consolidated Balance Sheets. Our shareholder loan to Cingular totaled approximately $4,108 at December 31, 2005 and $5,855 at December 31, 2004.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

In January 2005, Cingular and T-Mobile dissolved their network infrastructure joint venture. In connection with the dissolution, Cingular sold its ownership of the California/Nevada network assets to T-Mobile for approximately $2,500 in cash. Cingular used a significant portion of the proceeds from the sale to fund capital expenditures through July 2005 and, in the third quarter, used the remaining $1,488 to repay its shareholder loans from BellSouth and us pursuant to the revolving credit agreement.

In September 2005, Cingular received proceeds of approximately $300 related to the sale of its entire interest in IDEA Cellular Ltd., a cellular telecommunications company in India.

In June 2005, Cingular agreed to sell former AT&T Wireless operations and licenses in the Caribbean and Bermuda to Digicel Limited for approximately $61. A majority of this transaction was completed by the fourth quarter of 2005 with the remaining portion contingent upon governmental and regulatory approvals.

In May 2005, we transferred wireless properties to Cingular to settle a liability related to the formation of Cingular. This transfer resulted in a decrease of approximately $35 to our “Investment in Cingular” account.

Contractual Obligations, Commitments and Contingencies

Current accounting standards require us to disclose our material obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become material. We disclose our contractual long-term debt repayment obligations in Note 7 and our operating lease payments in Note 5. Our contractual obligations do not include expected pension and postretirement payments as we maintain pension funds and VEBA trusts to fully or partially fund these benefits (see Note 10). In the ordinary course of business we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Below is a table of our contractual obligations as of December 31, 2005. The purchase obligations listed below are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid in every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the table below as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our wireline and AT&T Corp. segments and the remainder is attributable to commitments in our directory segment for paper and printing services. Due to the immaterial value of our capital lease obligations, they have been included with long-term debt. Our total capital lease obligations are $115, with approximately $13 to be paid in less than one year. The table does not include the fair value of our interest rate swaps. Many of our other noncurrent liabilities have been excluded from the table below due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor for such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the table below, obligations which primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 9) of $15,713; postemployment benefit obligations (see Note 10) of $18,133; unamortized investment tax credits of $209; and other noncurrent liabilities of $5,354, which included supplemental retirement plan and certain other postemployment benefit liabilities (see Note 10) and deferred lease revenue from our agreement with SpectraSite, Inc. of $598 (see Note 5).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations [1]	$29,482	$3,990	$2,337	$5,242	$17,913
Commercial paper obligations	320	320	-	-	-
Other short-term borrowings	108	108	-	-	-
Purchase obligations [2,3,4]	3,105	1,235	1,234	387	249
Operating lease obligations	2,626	632	926	551	517
Retirement benefit funding obligation	1,000	-	-	1,000	-
Other long-term obligations	937	-	426	79	432
Severance obligations	870	574	296	-	-
Total Contractual Obligations	$38,448	$6,859	$5,219	$7,259	$19,111
1

Included in the “More than 5 Years” column is $1,000 of 4.18% Puttable Reset Securities (PURS) maturing in 2021 with a put option by holder in 2006 and $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006 (see Note 7). The impact of premiums/discounts and derivative instruments included in debt amounts on the balance sheet are excluded from the table. These debt amounts include revaluations on our foreign currency denominated debt of $218 in 2006. We have entered into foreign exchange contracts, recorded in other current assets, which hedge our exposure to these foreign currency revaluations.

2	Includes approximately $410 of total purchase commitments with WilTel for services to be provided on WilTel's network.
3

Our AT&T Corp. segment has contractual obligations to utilize network facilities from local exchange carriers with terms greater than one year. Since the contracts have no minimum volume requirements, and are based on an interrelationship of volumes and discounted rates, we assessed our minimum commitment based on penalties to exit the contracts, assuming we exited the contracts on December 31, 2005. At December 31, 2005, the penalties we would have incurred to exit all of these contracts would have been $536. These termination fees could be $571 in 2006, $684 in the aggregate for 2007 and 2008 and $125 for 2009, assuming all contracts are exited. These termination fees are excluded from the above table as the fees would not be paid in every year and the timing of such payments, if any, is uncertain.

4

We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $398 in 2006, $425 in the aggregate for 2007 and 2008, $90 in the aggregate for 2009 and 2010 and $3, in the aggregate, thereafter. These termination fees are excluded from the above table as the fees would not be paid in every year and the timing of such payments, if any, is uncertain.

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented policies and procedures. On a limited basis, we use certain derivative financial instruments, including foreign currency exchange contracts and combined interest rate foreign currency contracts to manage these risks. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity. Our capital costs are directly linked to financial and business risks. We seek to manage the potential negative effects from market volatility and market risk. The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, we will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on stockholder value.

We enter into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2005, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese Yen.

Quantitative Information About Market Risk

In order to determine the changes in fair value of our various financial instruments, we use certain financial modeling techniques. We apply rate sensitivity changes directly to our interest rate swap transactions and forward rate sensitivity to our foreign currency-forward contracts.

The changes in fair value, as discussed below, assume the occurrence of certain market conditions, which could have an adverse financial impact on AT&T and do not represent projected gains or losses in fair value that we expect to incur. Future impacts would be based on actual developments in global financial markets. We do not foresee any significant changes in the strategies used to manage interest rate risk, foreign currency rate risk or equity price risk in the near future.

Interest Rate Sensitivity The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 7 and 8. Following are our interest rate derivatives subject to interest rate risk as of December 31, 2005. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive or pay if we exited the contracts as of December 31, 2005.

	Maturity
								Fair
						After		Value
	2006	2007	2008	2009	2010	2010	Total	12/31/05
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable
Notional Amount	$1,000	-	-	-	-	$3,250	$4,250	$(16)
Variable Rate Payable [1]	5.8%	5.9%	6.0%	6.0%	6.1%	5.9%
Weighted-Average Fixed
Rate Receivable	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
[1]	Interest payable based on current and implied forward rates for Three or Six Month LIBOR plus a spread ranging between approximately 64 and 170 basis points.

We had fair value interest rate swaps with a notional value of $4,250 at December 31, 2005 and 2004, with a net fair value liability of approximately $16 and a fair value asset of $79, respectively. The net fair value liability of $16 at December 31, 2005 was comprised of a fair value liability of $33 and a fair value asset of $17.

In November 2005, we entered into an interest rate forward contract with a notional amount of $500 to partially hedge interest expense related to our debt issuance for refinancing a portion of our debt maturities in 2006. We utilized the notional amount of this interest rate forward contract and incurred settlement costs of approximately $2 (see Note 8). The settlement costs are accounted for as a component of “Other comprehensive income” and are being amortized as interest expense over the term of the interest payments of the related debt issuances.

Foreign Exchange Forward Contracts The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in the value of foreign currencies (negative change in the value of the U.S. dollar), assuming no change in interest rates. See Note 8 to the consolidated financial statements for additional information relating to notional amounts and fair values of financial instruments.

For foreign exchange forward contracts outstanding at December 31, 2005, assuming a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, the fair value of the foreign exchange forward contracts (net liability) would have decreased approximately $36. Because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

Interest Rate Foreign Currency Contracts We have also entered into combined interest rate foreign currency contracts to hedge foreign currency-denominated debt. At December 31, 2005, assuming a hypothetical 10% depreciation in the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, the fair value of the combined interest rate foreign currency contracts (asset) would have increased approximately $88. Because our foreign exchange contracts are entered into for hedging purposes, we believe that these gains would be largely offset by losses on the underlying foreign currency-denominated debt.

The model to determine sensitivity assumes a parallel shift in all foreign currency exchange rates, although exchange rates rarely move in the same direction. Additionally, the amounts above do not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables, other than the exchange rates, are held constant in the calculations.

The risk of loss in fair values of all other financial instruments resulting from a hypothetical 10% change in market prices was not significant as of December 31, 2005.

Qualitative Information About Market Risk

Foreign Exchange Risk From time to time, we make investments in businesses in foreign countries, are paid dividends and receive proceeds from sales or borrow funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, we often will enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts. We do not speculate in foreign exchange markets.

We have also entered into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2005, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese Yen.

Interest Rate Risk We issue debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by managing the mix of fixed and floating rate debt. Interest rate forward contracts were utilized to hedge interest expense related to financing Cingular’s acquisition of AT&T Wireless in 2004. We do not seek to make a profit from changes in interest rates. We manage interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, we reduce risk through the issuance of fixed rate (in lieu of variable rate) instruments and the purchase of derivatives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Issuer Equity Repurchases

Our Board of Directors authorized the repurchase of up to 350 million shares of our common stock; this authorization expires at the end of 2008. During 2005, we increased our level of share repurchases of our common stock under our existing share repurchase program. Under this repurchase program, we repurchased 76 million shares at a cost of approximately $1,843 in 2005 and expect to purchase approximately $2,000 of additional shares under our repurchase program in 2006. Our fourth-quarter share repurchases are listed below:

Purchase Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 26, 2005 – October 31, 2005	7,000,000	$23.45	7,000,000	294,989,613
November 1, 2005 – November 29, 2005	25,200,000	$23.86	25,200,000	269,789,613
December 1, 2005 – December 9, 2005	13,260,500	$25.23	13,260,500	256,529,113
Total	45,460,500	$24.19	45,460,500	256,529,113
[1]	Average Price Paid per Share excludes transaction costs.

Certification by the Chief Executive Officer

As required under the rules of the New York Stock Exchange (NYSE), our chief executive officer has timely submitted to the NYSE his annual certification that he is not aware of any violation by the company of NYSE corporate governance standards. Also as required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for 2005.

Risk Factors

In addition to the other information set forth in this document, including the matters contained under the caption “Cautionary Language Concerning Forward-Looking Statements,” you should carefully read the matters described below. We believe each of these matters could materially affect our business. We recognize most of these factors are beyond our ability to control and therefore to predict an outcome. Accordingly, we have organized them by first addressing general factors, then industry factors and, finally, transactions specifically applicable to us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Adverse changes in the U.S. securities markets and medical costs could materially increase our benefit plan costs.

Our pension and postretirement costs are subject to increases, primarily due to continuing increases in medical and prescription drug costs and can be affected by lower returns in prior years on funds held by our pension and other benefit plans which are reflected in our financial statements over several years. For example, in two of the last five years we experienced increased combined pension and postretirement costs. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. In calculating the annual costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our annual costs will increase.

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the last several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service. In order to remain competitive, we have begun to deploy a more sophisticated network and continue to research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal and state regulations and decisions in regulatory proceedings could materially adversely affect us.

Our wireline and ATTC subsidiaries and are subject to significant federal and state regulation while many of our competitors are not. The adoption of new regulations or changes to existing regulations could significantly increase our costs which either would reduce our operating margins or potentially increase customer turnover should we attempt to increase prices to cover our increased costs. In addition, the development of new technologies, such as IP-based services, has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us.

Increasing competition in our wireline markets could adversely affect wireline operating margins.

We expect competition in the telecommunications industry to continue to intensify. We expect this competition will continue to put pressure on pricing, margins and customer retention. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) are typically subject to less (or no) regulation than our wireline and ATTC subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to a non-unionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). We believe such advantages can be offset by continuing to increase the efficiency of our operating systems and improving employee training and productivity but there can be no assurance our efforts in these areas will be successful.

Increasing competition in the wireless industry could adversely affect Cingular’s operating results.

On average, Cingular has three to four other wireless competitors in each of its service areas and competes for customers based principally on price, service offerings, call quality, coverage area and customer service. In addition, Cingular is likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. Cingular expects intense industry competition and market saturation likely will cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates. This competition will continue to put

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

pressure on pricing, margins and customer turnover as companies compete for potential customers. Cingular’s ability to respond will depend, among other things, on improving customer retention and reducing customer turnover by subsidizing product upgrades and/or reducing pricing to match competitors’ initiatives, upgrading Cingular’s network and providing improved customer service. These efforts will involve significant expenses and require strategic management decisions on matters such as technology choices, marketing plans and financial budgets. We and BellSouth provide Cingular with its working capital financing; if we or BellSouth were unable or unwilling to finance Cingular’s operating and capital needs on a timely basis or permit third-party financing, Cingular would be unable to pursue its business plan. Since we jointly manage Cingular with BellSouth, if we and BellSouth cannot agree, inaction or disputes may result, which could have a material adverse effect on Cingular’s operating results.

The success of our Project Lightspeed broadband initiative will depend on the timing, extent and cost of deployment, the development of attractive and profitable service offerings and the extent to which regulatory, franchise fees and build-out requirements apply to this initiative.

The trend in telecommunications technology is to shift from the traditional circuit and wire-based technology to Internet Protocol-based technology. IP-based technology can transport voice and data, as well as video, from both wired and wireless networks. IP-based networks also potentially cost less to operate than traditional networks. Our competitors, many of which are newer companies, are deploying this IP-based technology. In order to continue to offer attractive and competitively-priced services, we are deploying a new broadband network to offer IP-based voice, data and video services. Using a new and sophisticated technology on a very large scale entails risks but also presents opportunities to expand service offerings to customers. Should deployment of our network be delayed or costs exceed expected amounts, our margins would be adversely affected and such effects could be material. Should regulatory requirements be different than we anticipated, our deployment could be delayed, perhaps significantly, or limited to only those geographical areas where regulation is not burdensome. In addition, should the delivery of services expected to be deployed on our network be delayed due to technological or regulatory constraints or other reasons, or the cost of providing such services becomes higher than expected, customers may decide to purchase services from our competitors which would adversely affect our revenues and margins, and such effects could be material.

Our acquisition of ATTC may not be integrated successfully; the expected cost savings and any other synergies from the acquisition may take longer to realize than expected or may not be fully realized; and disruption from the acquisition may adversely affect our relationships with customers, employees, suppliers and other parties.

We acquired ATTC in order to combine ATTC’s global systems capabilities, business and government customers and IP-based business with our local exchange, broadband and wireless services and to create potential cost savings, revenue synergies, technological development and other benefits. Achieving these results will depend in part on successfully combining two large corporations, which could involve significant management attention and create uncertainties for employees. Diversion of attention from ongoing operations on the part of management and employees could adversely affect our customers, suppliers and other parties with whom we have relationships. We also expect to incur substantial expenses related to the integration of ATTC. We must integrate a large number of systems, both operational and administrative. These integration expenses will likely result/have resulted in our taking significant charges against earnings, both cash and noncash, primarily from the amortization of intangibles and one-time impairments. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. In addition, events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to integrate ATTC and such effects may be material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

Cingular’s acquisition of AT&T Wireless may not be integrated successfully; the expected costs savings and any other synergies from the acquisition may take longer to realize than expected or may not be fully realized; and disruption from the acquisition may adversely affect our relationships with customers, employees, suppliers and other parties.

Cingular acquired AT&T Wireless to add additional spectrum and expand its network coverage and enhance its business customer base. By adding size and scale, Cingular expects to compete more effectively in the wireless industry and procure more significant cost economies from vendors. In order to achieve these goals, Cingular must integrate separate network systems and consolidate other operating and support systems without reducing network service coverage or quality or customer service. Cingular also must develop and offer competitive and attractive services. If Cingular does not accomplish its integration plan in a timely and cost-effective manner, Cingular may lose customers, experience reduced growth and fail to realize the anticipated benefits and synergies of the acquisition to the extent, or in the time frame, expected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued

Dollars in millions except per share amounts

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties, and actual results could differ materially. Many of these factors are discussed in more detail in the “Risk Factors” section. We claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:

•	Adverse economic changes in the markets served by us or in countries in which we have significant investments.
•	Changes in available technology and the effects of such changes including product substitutions and deployment costs.
•

Increases in our benefit plans’ costs including increases due to adverse changes in the U.S. securities markets, resulting in worse-than-assumed investment returns and discount rates, and adverse medical cost trends.

•

The final outcome of Federal Communications Commission proceedings and reopenings of such proceedings and judicial review, if any, of such proceedings, including issues relating to access charges, broadband deployment, availability and pricing of unbundled network elements and platforms (UNE-Ps) and unbundled loop and transport elements (EELs).

•

The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, UNE-Ps and resale and wholesale rates, broadband deployment including Project Lightspeed, performance measurement plans, service standards and traffic compensation.

•	Enactment of additional state, federal and/or foreign regulatory and tax laws and regulations pertaining to our subsidiaries and foreign investments.
•

Our ability to absorb revenue losses caused by increasing competition, including offerings using alternative technologies (e.g., cable, wireless and VoIP) and UNE-P requirements, and our ability to maintain capital expenditures.

•	The extent of competition and the resulting pressure on access line totals and wireline and wireless operating margins.
•	Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireline and wireless markets.
•

The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including state regulatory proceedings relating to UNE-Ps and nonregulation of comparable alternative technologies (e.g., VoIP).

•

The timing, extent and cost of deployment of our Project Lightspeed broadband initiative; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative, and; the availability and reliability of the various technologies required to provide such offerings.

•	The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
•

The issuance by the Internal Revenue Service and/or state tax authorities of new tax regulations or changes to existing standards and actions by federal, state or local tax agencies and judicial authorities with respect to applying applicable tax laws and regulations; and the resolution of disputes with any taxing jurisdictions.

•

The impact of the wireless joint venture with BellSouth, known as Cingular, including: marketing and product-development efforts; customer acquisition and retention costs; access to additional spectrum; network upgrades; technological advancements; industry consolidation, including the acquisition of AT&T Wireless, and; availability and cost of capital.

•	Cingular’s failure to achieve, in the amounts and within the time frame expected, the capital and expense synergies and other benefits expected from its acquisition of AT&T Wireless.
•

The impact of our acquisition of ATTC, including the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues.

•	Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, to respond to competition and regulatory, legislative and technological developments.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2005	2004	2003
Operating Revenues
Voice	$20,037	$20,796	$21,986
Data	12,964	10,984	10,150
Long-distance voice	4,964	3,297	2,561
Directory advertising	3,786	3,832	3,894
Other	2,111	1,878	1,907
Total operating revenues	43,862	40,787	40,498

Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown
separately below)	19,190	17,515	16,857
Selling, general and administrative	10,861	9,807	9,487
Depreciation and amortization	7,643	7,564	7,870
Total operating expenses	37,694	34,886	34,214
Operating Income	6,168	5,901	6,284

Other Income (Expense)
Interest expense	(1,456)	(1,023)	(1,191)
Interest income	383	492	603
Equity in net income of affiliates	609	873	1,253
Other income (expense) – net	14	922	1,767
Total other income (expense)	(450)	1,264	2,432
Income Before Income Taxes	5,718	7,165	8,716
Income taxes	932	2,186	2,857
Income From Continuing Operations	4,786	4,979	5,859
Income From Discontinued Operations, net of tax	-	908	112
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	4,786	5,887	5,971
Extraordinary item, net of tax	-	-	(7)
Cumulative effect of accounting changes, net of tax	-	-	2,541
Net Income	$4,786	$5,887	$8,505
Earnings Per Common Share:
Income From Continuing Operations	$1.42	$1.50	$1.77
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	$1.42	$1.78	$1.80
Net Income	$1.42	$1.78	$2.56
Earnings Per Common Share – Assuming Dilution:
Income From Continuing Operations	$1.42	$1.50	$1.76
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	$1.42	$1.77	$1.80
Net Income	$1.42	$1.77	$2.56
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2005	2004
Assets
Current Assets
Cash and cash equivalents	$1,224	$760
Accounts receivable - net of allowances for uncollectibles of $1,176 and $1,001	9,351	6,901
Prepaid expenses	1,029	746
Deferred income taxes	2,011	566
Other current assets	1,039	989
Total current assets	14,654	9,962
Property, Plant and Equipment – Net	58,727	50,046
Goodwill	14,055	1,625
Intangible Assets – Net	8,503	429
Investments in Equity Affiliates	2,031	1,798
Investments in and Advances to Cingular Wireless	31,404	33,687
Other Assets	16,258	12,718
Total Assets	$145,632	$110,265

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$4,455	$5,734
Accounts payable and accrued liabilities	17,088	11,459
Accrued taxes	2,586	1,787
Dividends payable	1,289	1,065
Liabilities of discontinued operations	-	310
Total current liabilities	25,418	20,355
Long-Term Debt	26,115	21,231
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	15,713	15,621
Postemployment benefit obligation	18,133	9,076
Unamortized investment tax credits	209	188
Other noncurrent liabilities	5,354	3,290
Total deferred credits and other noncurrent liabilities	39,409	28,175
Stockholders’ Equity
Common shares ($1 par value, 7,000,000,000 authorized: issued
4,065,093,907 at December 31, 2005 and 3,433,124,836 at December 31, 2004)	4,065	3,433
Capital in excess of par value	27,499	13,350
Retained earnings	29,106	28,806
Treasury shares (188,209,761 at December 31, 2005
and 132,212,645 at December 31, 2004, at cost)	(5,406)	(4,535)
Additional minimum pension liability adjustment	(218)	(190)
Accumulated other comprehensive income	(356)	(360)
Total stockholders’ equity	54,690	40,504
Total Liabilities and Stockholders’ Equity	$145,632	$110,265
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
	2005	2004	2003
Operating Activities
Net income	$4,786	$5,887	$8,505
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,643	7,564	7,870
Undistributed earnings from investments in equity affiliates	(451)	(542)	(965)
Provision for uncollectible accounts	744	761	846
Amortization of investment tax credits	(21)	(32)	(24)
Deferred income tax (benefit) expense	(658)	646	3,446
Net gain on sales of investments	(135)	(939)	(1,775)
Extraordinary item, net of tax	-	-	7
Cumulative effect of accounting changes, net of tax	-	-	(2,541)
Income from discontinued operations, net of tax	-	(908)	(112)
Retirement benefit funding	-	(2,232)	(1,645)
Changes in operating assets and liabilities:
Accounts receivable	(94)	282	(2,121)
Other current assets	34	(102)	(14)
Accounts payable and accrued liabilities	84	414	2,293
Stock-based compensation tax benefit	(3)	(5)	(1)
Other – net	1,045	156	(363)
Total adjustments	8,188	5,063	4,901
Net Cash Provided by Operating Activities	12,974	10,950	13,406

Investing Activities
Construction and capital expenditures	(5,576)	(5,099)	(5,219)
Receipts from (investments in) affiliates – net	2,436	(22,660)	-
Purchases of held-to-maturity securities	-	(135)	(710)
Maturities of held-to-maturity securities	99	499	248
Dispositions	526	6,672	3,020
Acquisitions, net of cash acquired	1,504	(74)	(8)
Proceeds from note repayment	37	50	-
Purchases of other investments	-	-	(436)
Net Cash Used in Investing Activities	(974)	(20,747)	(3,105)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(4,119)	3,398	(78)
Repayment of other short-term borrowings	-	-	(1,070)
Issuance of long-term debt	1,973	6,461	-
Repayment of long-term debt	(2,682)	(881)	(3,148)
Purchase of treasury shares	(1,843)	(448)	(490)
Issuance of treasury shares	432	216	102
Repurchase of preferred shares of subsidiaries	(728)	-	-
Dividends paid	(4,256)	(4,141)	(4,539)
Stock-based compensation tax benefit	3	5	1
Other	(6)	-	-
Net Cash (Used in) Provided by Financing Activities	(11,226)	4,610	(9,222)
Net increase (decrease) in cash and cash equivalents from continuing operations	774	(5,187)	1,079
Net Cash (Used in) Provided by Operating Activities from Discontinued Operations	(310)	(256)	156
Net Cash Provided by Investing Activities from Discontinued Operations	-	1,397	-
Net increase (decrease) in cash and cash equivalents	464	(4,046)	1,235
Cash and cash equivalents beginning of year	760	4,806	3,571
Cash and Cash Equivalents End of Year	$1,224	$760	$4,806

The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Stockholders’ Equity
Dollars and shares in millions, except per share amounts

	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	3,433	$3,433	3,433	$3,433	3,433	$3,433
Issuance of shares	632	632	-	-	-
Balance at end of year	4,065	$4,065	3,433	$3,433	3,433	$3,433
Capital in Excess of Par Value
Balance at beginning of year		$13,350		$13,556		$13,545
Issuance of shares		14,087		(315)		(181)
Stock based compensation		62		109		192
Balance at end of year		$27,499		$13,350		$13,556
Retained Earnings
Balance at beginning of year		$28,806		$27,089		$23,257
Net income ($1.42, $1.78 and $2.56 per share)		4,786		5,887		8,505
Dividends to stockholders ($1.30, $1.26 and $1.41 per share)		(4,480)		(4,170)		(4,674)
Other		(6)		-		1
Balance at end of year		$29,106		$28,806		$27,089
Treasury Shares
Balance at beginning of year	(132)	$(4,535)	(128)	$(4,698)	(115)	$(4,584)
Purchase of shares	(76)	(1,843)	(17)	(448)	(21)	(490)
Issuance of shares	20	972	13	611	8	376
Balance at end of year	(188)	$(5,406)	(132)	$(4,535)	(128)	$(4,698)
Additional Minimum Pension Liability Adjustment
Balance at beginning of year		$(190)		$(1,132)		$(1,473)
Required adjustments (net of taxes of $(17), $578 and $210)		(28)		942		341
Balance at end of year		$(218)		$(190)		$(1,132)
Accumulated Other Comprehensive Income, net of tax
Balance at beginning of year		$(360)		$-		$(978)
Currency translation adjustments:
Foreign currency translation adjustment,
net of taxes of $27, $(17) and $302		50		(31)		561
Less reclassification adjustment for cumulative currency
translation adjustments realized in net income, net of taxes of $(52)		-		(97)		-
Net unrealized gains (losses) on securities:
Unrealized gains (losses), net of taxes of $3, $102 and $264		5		189		536
Less reclassification adjustment realized in net income, net
of taxes of $(30), $(121) and $(64)		(56)		(225)		(119)
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses), net of taxes of $(1) and $(106)		(1)		(196)		-
Less reclassification adjustment realized in net income, net
of taxes of $3		7		-		-
Other		(1)		-		-
Other comprehensive income (loss)		4		(360)		978
Balance at end of year		$(356)		$(360)		$-
Total Comprehensive Income
Net income		$4,786		$5,887		$8,505
Additional minimum pension liability adjustments per above		(28)		942		341
Other comprehensive income (loss) per above		4		(360)		978
Total Comprehensive Income		$4,762		$6,469		$9,824
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Throughout this document, AT&T Inc., formerly known as SBC Communications Inc. (SBC), is referred to as “AT&T,” “we” or the “Company.” On November 18, 2005, we acquired 100 percent of the outstanding common shares of AT&T Corp. (ATTC). In connection with the merger, we changed the name of the company from “SBC Communications Inc.” to “AT&T Inc.” ATTC is a wholly owned subsidiary of the Company and the results of ATTC’s operations have been included in our consolidated financial statements after the November 18, 2005 acquisition date. For a detailed discussion of our acquisition, see Note 2.

The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures, including Cingular Wireless (Cingular), and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. We account for our 60% economic interest in Cingular under the equity method since we share control equally (i.e., 50/50) with our 40% economic partner in the joint venture. We have equal voting rights and representation on the Board of Directors that controls Cingular. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to three months of our year end (see Note 6).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates.

Consolidation of Variable Interest Entities In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51” (FIN 46). FIN 46 provides guidance for determining whether an entity is a variable interest entity (VIE) and which equity investor of that VIE, if any, should include the VIE in its consolidated financial statements. In December 2003, the FASB staff revised FIN 46 (FIN 46(R)) to clarify some of the provisions. The revision delayed the effective date for application of FIN 46(R) by large public companies, such as us, until periods ending after March 15, 2004, for all types of VIEs other than special-purpose entities, including our investment in Cingular. In 2003, we recorded an extraordinary loss of $7, net of taxes of $4, related to consolidation of real estate leases under FIN 46.

In accordance with the provisions of FIN 46(R), we performed a quantitative study of potential cash flows of Cingular, covering a wide range of scenarios that valued Cingular significantly above and below the estimated fair value of Cingular. The probability of these scenarios was assessed to establish the weighted-average amount that these scenarios were both above and below the average of all the scenarios. These are the “residual returns” and “expected losses” as defined by FIN 46(R). As Cingular’s total capitalization has a high equity component, the “expected losses” of the FIN 46(R) calculations were significantly below not only the fair value of Cingular’s equity, but also its book value. Therefore, we determined that Cingular did not qualify for consolidation by us under the provisions of FIN 46(R), and our accounting treatment of our investment in Cingular remained unchanged. Cingular’s acquisition of AT&T Wireless Services Inc. (AT&T Wireless) was accomplished entirely through equity contributions to Cingular; Cingular’s debt increased only by the amount of AT&T Wireless public debt assumed in connection with the acquisition. When we reassessed whether Cingular should be consolidated under FIN 46(R), primarily because of the

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

large increase in the fair value of Cingular’s equity as a result of the transaction, we concluded the acquisition of AT&T Wireless did not change our accounting for Cingular under FIN 46(R).

Stock-Based Compensation In September 2005, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123(R)), which is a revision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). FAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

We adopted FAS 123(R) using the “modified retrospective” method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. The modified retrospective method also allowed companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective. See Note 12 for a detailed discussion of our stock-based compensation and our adoption of FAS 123(R).

Conditional Asset Retirement Obligations In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47) an interpretation of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”(FAS 143) and is effective for fiscal years ended after December 15, 2005. FIN 47 clarifies that the term “conditional asset retirement obligation,” as used in FAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a company to recognize the liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any liability accrued is offset by an increase in the value of the asset. Adoption of FIN 47 did not have a material impact on our financial statements.

Reclassifications We have reclassified certain amounts in prior-period financial statements to conform to the current period’s presentation, including those related to our discontinued operations (see Note 17). We have reclassified accounts receivable for our directory segment. Previously we netted accounts receivable from our directory customers against deferred revenue which is recognized ratably over the life of the directory. During 2005, we began reporting accounts receivable from our directory customers on a gross basis as the full amount is receivable from the customer at the time the directory is issued. As a result of this change, accounts receivable and accounts payable and accrued liabilities each increased by $1,421 at December 31, 2004.

Income Taxes Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for amounts when the realization is uncertain. Management reviews these items regularly in light of changes in tax laws and court rulings at both federal and state levels.

Our income tax returns are regularly audited and reviewed by the Internal Revenue Service (IRS) and state taxing authorities. The IRS has completed field examinations for all tax years through 1999. The IRS has issued assessments challenging the timing and amounts of various deductions for the 1997-1999 period. We paid the taxes on these assessments and filed refund claims, which the IRS had denied. We reached a settlement with the IRS regarding almost all issues included in 1997-1999 claims in the fourth quarter of 2005. The 1997-1999 IRS settlement resulted in an income tax benefit that was recognized during 2005. Additionally, the IRS is expected to complete fieldwork for the 2000-2002 period during 2006. The

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

completion of the 2000-2002 audit fieldwork is not expected to have an adverse impact on the financial statements.

The IRS has completed its audit of the ATTC Group for 1997 – 2001 and has referred the case to Joint Committee for review and approval which we expect during the first quarter of 2006. Additionally, the IRS is currently reviewing the ATTC Group for 2002 – 2005. Any adjustments required by either Joint Committee or the review of 2002 – 2005 will be subject to the rules under purchase accounting, and it is not expected that either will result in an adverse impact to the financial statements.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets which gave rise to the credits.

Cash Equivalents Cash and cash equivalents include all highly liquid investments with original maturities of three months or less and the carrying amounts approximate fair value. At December 31, 2005, we held $709 in cash, $257 in money market funds and $258 in other cash equivalents.

Investment Securities Investments in securities principally consist of held-to-maturity or available-for-sale instruments. Short-term and long-term investments in money market securities are carried as held-to-maturity securities. Available-for-sale securities consist of various debt and equity securities that are long term in nature. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated other comprehensive income. Our investment securities maturing within one year are recorded in “Other current assets” and instruments with maturities more than one year are recorded in “Other Assets” on the Consolidated Balance Sheets.

Revenue Recognition Revenues derived from local telephone, long-distance and data services are recognized when services are provided. This is based upon either usage (e.g. minutes of traffic processed), period of time (e.g. monthly service fees) or other established fee schedules. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. We record an estimated revenue reduction for future adjustments to customer accounts, other than a provision for doubtful accounts, at the time revenue is recognized based on historical experience. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and set-up fees are deferred and recognized over the associated service contract period. If no service contract exists, those fees are recognized over the average customer relationship period. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts where we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

We recognize revenues and expenses related to publishing directories on the amortization method, which recognizes revenues and expenses ratably over the life of the directory title, typically 12 months. Prior to 2003, we recognized revenues and expenses related to publishing directories on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the initial delivery of the related directory is completed. See the discussion of our 2003 change in directory accounting in the “Cumulative Effect of Accounting Changes” section below.

Traffic Compensation Expense We use various estimates and assumptions to determine the amount of traffic compensation expenses recognized during any reporting period. Switched traffic compensation costs in our AT&T Corp. segment are accrued utilizing estimated rates by product, formulated from historical

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

data and adjusted for known rate changes and volume levels, which are estimated for certain products and known for other products. Such estimates are adjusted monthly to reflect newly available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received until three to nine months subsequent to the end of the reporting period, at which point a final adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs, based on historical data adjusted for rate changes. These costs are adjusted to reflect actual expenses over the three months following the end of the reporting period as bills are received.

Allowance for Uncollectibles We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends that are expected to continue, as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and future estimated net write-offs as well as an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad debt allowances adjusted accordingly.

Cumulative Effect of Accounting Changes

Directory accounting Effective January 1, 2003, we changed our method of recognizing revenues and expenses related to publishing directories from the “issue basis” method to the “amortization” method. The issue basis method recognizes revenues and expenses at the time the initial delivery of the related directory is completed. Consequently, quarterly income tends to vary with the number and size of directory titles published during a quarter. The amortization method recognizes revenues and expenses ratably over the life of the directory, which is typically 12 months. Consequently, quarterly income tends to be more consistent over the course of a year. We decided to change methods because the amortization method has now become the more prevalent method used among significant directory publishers. This change permits a more meaningful comparison between our directory segment and other publishing companies (or publishing segments of larger companies).

Our directory accounting change resulted in a noncash charge of $1,136, net of an income tax benefit of $714, recorded as a cumulative effect of accounting change on the Consolidated Statements of Income as of January 1, 2003. The effect of this change was to increase consolidated pretax income and our directory segment income for 2003 by $80 ($49 net of tax, or $0.01 per diluted share).

Depreciation accounting On January 1, 2003, we adopted FAS 143. FAS 143 sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company’s business, but only if a company is legally required to remove such assets. FAS 143 requires that companies record the fair value of the costs of removal in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. To determine whether we have a legal obligation to remove our long-lived assets, we reviewed state and federal law and regulatory decisions applicable to our subsidiaries, primarily our wireline subsidiaries, which have long-lived assets. Based on this review, we concluded that we are not legally required to remove any of our long-lived assets, except in a few minor instances.

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

Therefore, in connection with the adoption of FAS 143 on January 1, 2003, we reversed all existing accrued costs of removal for those plant accounts where our estimated costs of removal exceeded the estimated salvage value. The noncash gain resulting from this reversal was $3,684, net of deferred taxes of $2,249, recorded as a cumulative effect of accounting change on the Consolidated Statements of Income as of January 1, 2003.

In addition, in 2003, TDC A/S (TDC), the Danish communications company in which we then held an investment accounted for on the equity method, recorded a loss upon adoption of FAS 143. Our share of that loss was $7, which included no tax effect. This noncash charge of $7 was also recorded as a cumulative effect of accounting change on the Consolidated Statements of Income as of January 1, 2003.

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

Property, Plant and Equipment Property, plant and equipment is stated at cost, except for assets acquired using purchase accounting, which are recorded at fair value (see Note 2). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. The increase in the carrying value of the associated long-lived asset is depreciated over the corresponding estimated economic life.

Software Costs It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in “Property, Plant and Equipment” on our consolidated Balance Sheets and are amortized over three years. Software costs that do not meet capitalization criteria are expensed immediately.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Goodwill and Other Intangible Assets Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. We have completed our annual impairment testing for 2005 and determined that no impairment exists. During 2005, the carrying amount of our goodwill increased from our acquisition of ATTC and an acquisition by a subsidiary and decreased from the sale of our paging subsidiary.

Intangible assets that have finite useful lives are amortized over their useful lives, which range from 1.5 to 18 years. Customer relationships are amortized using primarily the “sum of the months digits” method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows, including consideration for demand, competition and other economic factors based in such a way as to allocate it as equitably as possible to periods during which we expect to benefit from those relationships.

Advertising Costs Advertising costs for advertising products and services or promoting our corporate image are expensed as incurred.

Foreign Currency Translation Our foreign investments and foreign subsidiaries generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets. Gains and losses resulting from exchange-rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

We have also entered into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2005, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese Yen.

Derivative Financial Instruments We record derivatives on the balance sheet at fair value. We do not invest in derivatives for trading purposes. We use derivatives from time to time as part of our strategy to manage risks associated with our contractual commitments. These derivatives are designated as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Our derivative financial instruments primarily include interest rate swap agreements and foreign currency exchange contracts. For example, we use interest rate swaps to manage our exposure to changes in interest rates on our debt obligations (see Note 8). We account for our interest rate swaps using mark-to-market accounting and include gains or losses from interest rate swaps when paid or received in interest expense on our Consolidated Statements of Income. Amounts paid or received on interest rate forward contracts are amortized over the period of the related interest payments.

All other derivatives are not formally designated for accounting purposes (undesignated). These derivatives, although undesignated for accounting purposes, are entered into to hedge economic risks.

We record changes in the fair value of fair value hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Gains or losses upon termination of our fair value hedges are amortized as interest expense over the term of the interest payments of the related debt issuances.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

We record changes in the fair value of cash flow hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, in “Accumulated other comprehensive income,” which is a component of Stockholders' Equity. The settlement gains or costs on our cash flow hedges are amortized as interest expense over the term of the interest payments of the related debt issuances.

Changes in the fair value of undesignated derivatives are recorded in other income (expense), net, along with the change in fair value of the underlying asset or liability, as applicable.

Cash flows associated with derivative instruments are presented in the same category on the Consolidated Statements of Cash Flows as the item being hedged.

When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through other income (expense), net. For fair value hedges, the underlying asset or liability will no longer be adjusted for changes in fair value and any asset or liability recorded in connection with the hedging relationship (including firm commitments) will be removed from the balance sheet and recorded in current period earnings. For cash flow hedges, gains and losses that were accumulated in other comprehensive income as a component of Stockholders' Equity in connection with hedged assets or liabilities or forecasted transactions will be recognized in other income (expense), net, in the same period the hedged item affects earnings.

Employee Separations In accordance with Statement of Financial Accounting Standards No. 112, “Employers’ Accounting for Postemployment Benefits,” we establish obligations for expected termination benefits provided to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage and other benefits. At December 31, 2005, we had severance accruals for legacy SBC employees of approximately $410, of which $283 was established as merger-related severance accruals. In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (FAS 141), severance accruals recorded for ATTC employees were included in the purchase price allocation (see Note 2). At December 31, 2004, we had severance accruals of approximately $147.

Pension and Postretirement Benefits See Note 10 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions.

NOTE 2. ACQUISITIONS AND DISPOSITIONS

Acquisitions

AT&T Corp. In November 2005, we acquired ATTC in a transaction accounted for under FAS 141. ATTC was one of the nation’s largest business service communications providers, offering a variety of global communications services, including large domestic and multinational businesses, small and medium-sized businesses and government agencies. ATTC operated one of the largest telecommunications networks in the U.S. with enterprise networking services available in 127 countries at December 31, 2005. ATTC was also a provider of domestic and international long-distance and usage-based-communications services to consumer customers.

Under the merger agreement, each share of ATTC common stock was exchanged for 0.77942 of a share of our common stock. We issued approximately 632 million shares to ATTC shareholders, giving them an approximate 16 percent stake in the combined company, based on common shares outstanding. In addition, immediately prior to the closing of the transaction, ATTC paid each ATTC shareholder a special dividend of $1.30 per share. Based on the $24.17 per share closing price of our common stock on the New York Stock Exchange (NYSE) on November 17, 2005, the last trading day before the closing of the merger, combined with the special dividend, consideration received by ATTC shareholders was approximately $16,300.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Based on the average closing price of our common stock on the NYSE for the two days prior to, including, and two days subsequent to the public announcement of the merger (January 31, 2005) of $23.87 and capitalized merger-transaction costs, the transaction was valued, for accounting purposes, at approximately $15,517. ATTC is now a wholly owned subsidiary of AT&T and the results of ATTC’s operations have been included in our consolidated financial statements after the November 18, 2005 acquisition date.

We paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for a number of reasons, including the following:

Strategic Fit

•

Our company will benefit from ATTC’s assets and capabilities, including: a state-of-the-art nationwide and global communications network; advanced technological capabilities in data and internet protocol (IP)-based services; sales and service expertise for complex communications services; and significant product and service development capabilities in AT&T Labs, a leading communications research organization.

•	The merger will combine our broad consumer and small- and medium-business customer base with ATTC’s enterprise and government customer bases.
•	The combined company will have a strong, diversified set of products and service offerings.

Cost Savings and Revenue Synergies

•	Combined network operations and IT expenses will decrease, as facilities and operations will be consolidated.
•	Sales and support functions of the business services organizations will be combined.
•	Duplicate corporate functions will be eliminated.

Technological Strength

•

In acquiring ATTC’s assets, which include an advanced product portfolio as well as a leading communications research organization (AT&T Labs), we will now have additional resources and skills to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based wireline and wireless communications services.

The application of purchase accounting under FAS 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The allocation process requires an analysis of acquired fixed assets, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for trade names and customer relationships; current replacement cost for similar capacity and obsolescence for certain fixed assets; comparable market rates for contractual obligations and certain investments, real estate and liabilities, including pension and postretirement benefits; expected settlement amounts for litigation and contingencies, including the AT&T Wireless litigation, and; appropriate discount rates and growth rates.

Under the purchase method of accounting, the assets and liabilities of ATTC were recorded at their respective fair values as of the date of the acquisition, November 18, 2005, and we recorded goodwill of $12,343. We have obtained preliminary third-party valuations of property, plant and equipment, intangible assets (including the AT&T trade name), debt and certain other assets and liabilities. Because of the proximity of this transaction to year end, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but is not limited to: valuations and physical counts of property, plant and equipment, valuation of investments and the involuntary termination of employees. We will have 12 months from the closing of the acquisition to finalize our valuations. Changes to the valuation of property, plant and equipment may result in adjustments to the fair value of certain identifiable intangible assets acquired. When finalized, material adjustments to goodwill may result.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available which would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

The following table summarizes the preliminary estimated fair values of the ATTC assets acquired and liabilities assumed and related deferred income taxes as of acquisition date.

ATTC
Assets acquired
Current assets	$6,295
Property, plant and equipment	10,921
Intangible assets not subject to amortization
Trade name	4,900
Licenses	40
Intangible assets subject to amortization
Customer lists and relationships	3,050
Patents	150
Brand licensing agreements	70
Investments in unconsolidated subsidiaries	160
Other assets	4,247
Goodwill	12,343
Total assets acquired	42,176

Liabilities assumed
Current liabilities, excluding current portion of long-term debt	6,740
Long-term debt	8,293
Deferred income taxes	531
Postemployment benefit obligation	8,807
Other noncurrent liabilities	2,288
Total liabilities assumed	26,659
Net assets acquired	$15,517

Goodwill of $12,343, resulting from the acquisition of ATTC was assigned to the AT&T Corp. segment. However, as part of the final valuation of the acquisition we will determine to which entities and to what extent the benefit of the acquisition applies, and as required by GAAP record the appropriate goodwill to each entity. Goodwill includes a portion of value for assembled workforce which is not separately classified from goodwill in accordance with FAS 141. The purchased intangibles and goodwill are not deductible for tax purposes. However, purchase accounting allows for the establishment of deferred tax liabilities on purchased intangibles (other than goodwill) that will be reflected as a tax benefit on our future Consolidated Statements of Income in proportion to and over the amortization period of the related intangible asset.

Substantially all of the licenses acquired and the trade name of AT&T have an indefinite life, and accordingly, are not subject to amortization. The customer relationships intangible assets are being amortized over a weighted period of 1.5 to 9 years for business customers and 1.5 to 2.5 years for consumer customers, using the sum of the months digits method of amortization. This method best reflects the estimated pattern in which the economic benefits will be consumed. Patent intangible assets include protective and commercialized patents, which are amortized using the straight-line method over 2 to 18 years based on the remaining lives of the patents and have a weighted-average amortization period of 10 years.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

ATTC maintained change-in-control provisions with its employees that allowed for enhanced severance and benefit payments. Included in the assets acquired and liabilities assumed above are severance accruals of approximately $1,543, of which $636 will be paid from ATTC’s pension plans and $37 from ATTC’s postemployment benefit plans. These severance payments are expected to be paid over the next two years.

The following unaudited pro forma consolidated results of operations assume that the acquisition of ATTC was completed as of January 1 for each of the fiscal years shown below.

	Year Ended December 31,
	2005	2004 [1]
Revenues	$66,061	$69,367
Net Income (Loss)	6,167	(74)

Earnings Per Common Share	$1.59	$(0.02)
Earnings Per Common Share – Assuming Dilution	$1.59	$(0.02)

1   ATTC’s 2004 results include an impairment charge on property, plant and equipment of $11,400. Since the triggering event for assessing impairment of long-lived assets occurred in July 2004, it is not adjusted in the pro forma consolidated results.

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

Yantra Corporation In January 2005, our subsidiary Sterling Commerce, Inc. (Sterling), acquired Yantra Corporation (Yantra) for approximately $169 in cash. We recorded goodwill in our wireline segment of approximately $98 associated with this acquisition. Yantra is a provider of distributed order management and supply chain fulfillment services.

Dispositions

Net proceeds from the 2004 dispositions of our international investments were generally used to fund, in part, our share of the purchase price paid by Cingular to acquire AT&T Wireless. See Note 16 for additional information on the Cingular – AT&T Wireless transaction.

Directory advertising In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana to R.H. Donnelley Corporation (Donnelley) for net proceeds of approximately $1,397. The sale included our interest in the DonTech II Partnership, a partnership between us and Donnelley that was the exclusive sales agent for Yellow Pages advertising in those two areas. This transaction closed in the third quarter of 2004 and we recorded a gain of approximately $1,357 ($827 net of tax) in our third-quarter 2004 financial results. During the third quarter of 2004, we changed our reporting for this portion of the directory business to discontinued operations (see Note 17).

TDC A/S During 2004, we sold our investment in Danish telecommunications provider TDC for approximately $2,864 in cash. We reported a net loss of approximately $138 ($66 net of tax). The details of this disposition follow.

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

As a result of this June transaction, directors designated by us resigned all of their board seats and we removed all of our employees from day-to-day operations at TDC. Accordingly, as we no longer exerted

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

significant influence on TDC’s operations, we were required to change from the equity method of accounting to the cost method of accounting for our remaining interest in TDC during June 2004. Therefore, we ceased recording proportionate results from TDC as equity income in our financial results from the date of this transaction.

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

Telkom S.A. Limited During 2004, we also sold our investment in South African telecommunications provider Telkom S.A. Limited (Telkom) for approximately $1,186 in cash. We reported a loss of approximately $82 ($55 net of tax). The details of this disposition follow.

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

Belgacom S.A. In March 2004, in connection with Belgacom S.A.’s (Belgacom) initial public offering (IPO), we disposed of our entire investment in Belgacom. Both our investment and TDC’s investment in Belgacom were held through Belgacom’s minority stockholder, ADSB Telecommunications B.V. (ADSB). In a series of transactions culminating with the IPO, we reported a combined direct and indirect net gain of approximately $1,067 ($715 net of tax) in our 2004 financial results. Approximately $235 of this pretax gain was reported as equity income, reflecting our indirect ownership though TDC (which also disposed of its interest). We received approximately $2,063 in cash from the disposition of our direct interest.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2005, 2004 and 2003 are shown in the table below.

Year Ended December 31,	2005	2004	2003
Numerators
Numerator for basic earnings per share:
Income from continuing operations	$4,786	$4,979	$5,859
Dilutive potential common shares:
Other stock-based compensation	10	9	9
Numerator for diluted earnings per share	$4,796	$4,988	$5,868
Denominators
Denominator for basic earnings per share:
Weighted-average number of common
shares outstanding (000,000)	3,368	3,310	3,318
Dilutive potential common shares (000,000):
Stock options	1	2	1
Other stock-based compensation	10	10	10
Denominator for diluted earnings per share	3,379	3,322	3,329
Basic earnings per share
Income from continuing operations	$1.42	$1.50	$1.77
Income from discontinued operations	-	0.28	0.03
Extraordinary item	-	-	-
Cumulative effect of accounting changes	-	-	0.76
Net income	$1.42	$1.78	$2.56
Diluted earnings per share
Income from continuing operations	$1.42	$1.50	$1.76
Income from discontinued operations	-	0.27	0.04
Extraordinary item	-	-	-
Cumulative effect of accounting changes	-	-	0.76
Net income	$1.42	$1.77	$2.56

At December 31, 2005, 2004 and 2003, we had issued and outstanding options to purchase approximately 277 million, 214 million and 231 million shares of AT&T common stock. The exercise prices of options to purchase a weighted average of 257 million, 191 million and 212 million shares in 2005, 2004 and 2003 exceeded the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2005, the exercise price of 20 million stock options was below market price. Of these options, 5 million will expire by the end of 2007.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services and are managed accordingly. Due to the proximity of our acquisition of ATTC to year end, we have reported those results in the AT&T Corp. segment even though there may be some overlap in the products and services provided by that segment and our wireline segment. Under GAAP segment reporting rules, we analyze our various operating segments based on segment income. Interest expense, interest income, other income (expense) – net and income tax expense are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated results. We have six reportable segments that reflect the current management of our business: (1) wireline, (2) AT&T Corp., (3) Cingular, (4) directory, (5) international, and (6) other.

The wireline segment provides both retail and wholesale landline telecommunications services, including local and long-distance voice, switched access, data and messaging services and satellite television services through our agreement with EchoStar Communications Corp. (EchoStar).

The AT&T Corp. segment reflects the results of ATTC for the 43 days following the November 18, 2005 acquisition. ATTC operates as both a retail and wholesale seller of communications services, primarily providing long-distance and local voice, data and managed networking to business customers. ATTC also provides local and long-distance voice and data services to consumers.

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

The directory segment includes our directory operations, including Yellow and White Pages advertising and electronic publishing. Results for this segment are shown under the amortization method, which means that revenues and direct expenses are recognized ratably over the life of the directory title, typically 12 months. Results reflect the September 2004 sale of our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley (see Note 2).

Our international segment includes all investments with primarily international operations, excluding investments acquired as a result of the ATTC acquisition. The other segment includes results from all corporate and other operations as well as the Cingular equity income, as discussed above.

In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with GAAP. The Wireline, AT&T Corp., Cingular, Directory, International and Other columns represent the segment results of each such operating segment. The Wireline column includes revenues from services sold to Cingular of $815 in 2005, $602 in 2004 and $539 in 2003. The AT&T Corp. column includes revenues from services sold to Cingular of $54 in 2005. Since we account for Cingular using the equity method of accounting, these revenues are not eliminated upon consolidation and as such, remain in consolidated revenue. The Consolidation and Elimination column includes those line items that we manage on a consolidated basis only: interest expense, interest income and other income (expense) – net. This column also eliminates any intercompany transactions included in each segment’s results. Since our 60% share of the results from Cingular is already included in the Other column, the Cingular Elimination column removes the results of Cingular shown in the Cingular segment. In the balance sheet section of the tables below, we included goodwill and other intangibles from the acquisition of ATTC in the “Segment assets” line item in the AT&T Corp. column and included our investment in Cingular in the “Investment in equity method investees” line item in the Other column ($26,989 in 2005 and $26,830 in 2004).

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Segment results, including a reconciliation to AT&T consolidated results, for 2005, 2004 and 2003 are as follows:

At December 31, 2005 or for the year ended
	Wireline	AT&T Corp.	Cingular	Directory	International	Other	Consolidation and Elimination	Cingular Elimination	Consolidated Results
Revenues from external customers [1]	$37,219	$2,880	$34,433	$3,625	$10	$253	$(125)	$(34,433)	$43,862
Intersegment revenues	226	7	-	89	-	-	(322)	-	-
Total segment operating revenues	37,445	2,887	34,433	3,714	10	253	(447)	(34,433)	43,862
Operations and support expenses	26,319	2,355	26,034	1,715	28	80	(446)	(26,034)	30,051
Depreciation and amortization expenses	7,121	414	6,575	5	-	103	-	(6,575)	7,643
Total segment operating expenses	33,440	2,769	32,609	1,720	28	183	(446)	(32,609)	37,694
Segment operating income	4,005	118	1,824	1,994	(18)	70	(1)	(1,824)	6,168
Interest expense	-	-	1,260	-	-	-	1,456	(1,260)	1,456
Interest income	-	-	49	-	-	-	383	(49)	383
Equity in net income of affiliates	-	2	5	(5)	395	217	-	(5)	609
Other income (expense) – net	-	-	(87)	-	-	-	14	87	14
Segment income before income taxes	4,005	120	531	1,989	377	287	(1,060)	(531)	5,718

Segment assets	65,363	42,252	79,319	4,041	13,685	120,195	(99,904)	(79,319)	145,632
Investment in equity method investees	-	135	7	64	1,797	27,024	-	(7)	29,020
Expenditures for additions to long-lived assets	5,296	167	7,475	2	-	111	-	(7,475)	5,576
[1] The Consolidation and Elimination column includes revenues from external customers of $(125) due to items classified differently for segment presentation than for consolidated presentation.

At December 31, 2004 or for the year ended
	Wireline	AT&T Corp.	Cingular	Directory	International	Other	Consolidation and Elimination	Cingular Elimination	Consolidated Results
Revenues from external customers	$36,857	$-	$19,565	$3,665	$22	$243	$-	$(19,565)	$40,787
Intersegment revenues	30	-	-	94	-	1	(125)	-	-
Total segment operating revenues	36,887	-	19,565	3,759	22	244	(125)	(19,565)	40,787
Operations and support expenses	25,809	-	14,960	1,644	31	(37)	(125)	(14,960)	27,322
Depreciation and amortization expenses	7,454	-	3,077	9	-	101	-	(3,077)	7,564
Total segment operating expenses	33,263	-	18,037	1,653	31	64	(125)	(18,037)	34,886
Segment operating income	3,624	-	1,528	2,106	(9)	180	-	(1,528)	5,901
Interest expense	-	-	900	-	-	-	1,023	(900)	1,023
Interest income	-	-	12	-	-	-	492	(12)	492
Equity in net income of affiliates	-	-	(415)	-	812	61	-	415	873
Other income (expense) – net	-	-	(82)	-	-	-	922	82	922
Segment income before income taxes	3,624	-	143	2,106	803	241	391	(143)	7,165

Segment assets	66,086	-	82,238	4,574	14,041	107,825	(82,261)	(82,238)	110,265
Investment in equity method investees	-	-	2,676	63	1,494	27,071	-	(2,676)	28,628
Expenditures for additions to long-lived assets	4,999	-	3,449	1	-	99	-	(3,449)	5,099

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

For the year ended December 31, 2003
	Wireline	AT&T Corp.	Cingular	Directory	International	Other	Consolidation and Elimination	Cingular Elimination	Consolidated Results
Revenues from external customers	$36,508	$-	$15,577	$3,701	$30	$259	$-	$(15,577)	$40,498
Intersegment revenues	32	-	-	72	-	4	(108)	-	-
Total segment operating revenues	36,540	-	15,577	3,773	30	263	(108)	(15,577)	40,498
Operations and support expenses	24,735	-	11,234	1,637	47	33	(108)	(11,234)	26,344
Depreciation and amortization expenses	7,763	-	2,089	21	-	86	-	(2,089)	7,870
Total segment operating expenses	32,498	-	13,323	1,658	47	119	(108)	(13,323)	34,214
Segment operating income	4,042	-	2,254	2,115	(17)	144	-	(2,254)	6,284
Interest expense	-	-	856	-	-	-	1,191	(856)	1,191
Interest income	-	-	14	-	-	-	603	(14)	603
Equity in net income of affiliates	-	-	(333)	-	606	647	-	333	1,253
Other income (expense) - net	-	-	(74)	-	-	-	1,767	74	1,767
Segment income before income taxes	4,042	-	1,005	2,115	589	791	1,179	(1,005)	8,716

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

Long-lived assets consist primarily of net property, plant and equipment; goodwill, and; the book value of our equity investments, which are shown in the table below:

December 31,	2005	2004
United States	$99,547	$78,806
Mexico	1,564	1,221
Other foreign countries	691	272
Total	$101,802	$80,299

Because of the proximity of the ATTC acquisition to year end, the values of certain ATTC assets are based on preliminary valuations and are subject to adjustment as additional information is obtained. (See Note 2)

We also had long-lived intangible assets which were not presented in the table shown above. At December 31, 2005, substantially all of our intangible assets consisted of $4,900 from the value of the AT&T trade name and $3,033 of customer lists. (See Note 14)

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2005	2004
Land	-	$1,169	$643
Buildings	35-45	15,557	11,909
Central office equipment	3-10	57,254	55,703
Cable, wiring and conduit	10-50	55,858	52,860
Other equipment	5-15	12,111	9,749
Software	3	5,539	4,222
Under construction	-	1,750	1,091
		149,238	136,177
Accumulated depreciation and amortization		90,511	86,131
Property, plant and equipment - net		$58,727	$50,046

Our depreciation expense was $7,372 in 2005, $7,447 in 2004 and $7,667 in 2003.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $473 for 2005, $479 for 2004 and $420 for 2003. At December 31, 2005, the future minimum rental payments under noncancelable operating leases for the years 2006 through 2010 were $632, $514, $412, $312 and $239 with $517 due thereafter. Capital leases are not significant.

During 2005, we had impairments in our wireline segment of approximately $349 on assets for which we do not believe we will recover their value due to the acquisition of ATTC. The impairments primarily consisted of $237 due to the write-down of out-of-region assets to current market value and write-offs of $45 of collocation assets and $43 of software. The impairments are reflected as an

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

operating expense in the “Selling, general and administrative” line on our Consolidated Statements of Income.

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

Under the terms of the original agreement, we received a combination of cash and stock as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments were recorded as deferred revenue and recognized in income as revenue over the life of the leases. In November 2001, we received $35 from SpectraSite in consideration for amending the agreement to reduce the maximum number of towers subject to its terms and to extend the schedule for tower closings until the first quarter of 2004. The balance of deferred revenue was $598 in 2005, $628 in 2004 and $605 in 2003.

In late 2002, SpectraSite and certain of its senior debt holders agreed to restructure its debt. To effect the restructuring, SpectraSite filed a “prearranged” plan of reorganization under Chapter 11 of the United States Bankruptcy Code. We agreed with SpectraSite, subject to completion of its Chapter 11 reorganization, to decrease the number of towers to be leased to SpectraSite and to extend the schedule for tower closing until the third quarter of 2004. In addition, we exchanged all of our shares in SpectraSite for warrants to purchase shares representing less than 1% of the restructured company with no significant financial impact on us; we disposed of this interest in 2005. SpectraSite emerged from bankruptcy in 2003.

NOTE 6. EQUITY METHOD INVESTMENTS

We account for our nationwide wireless joint venture, Cingular, and our investments in equity affiliates under the equity method of accounting.

Cingular The following table is a reconciliation of our investments in and advances to Cingular as presented on our Consolidated Balance Sheets:

	2005	2004
Beginning of year	$33,687	$11,003
Contributions	-	21,688
Equity in net income	200	30
Other adjustments	(2,483)	966
End of year	$31,404	$33,687

Undistributed earnings from Cingular were $2,711 and $2,511 at December 31, 2005 and 2004. “Other adjustments” in 2005 included the net activity of $2,442 under our revolving credit agreement with Cingular, consisting of a reduction of $1,747 (reflecting Cingular’s repayment of their shareholder loan during 2005) and a decrease of $695 (reflecting Cingular’s net repayment of their revolving credit balance during 2005) (see Note 15).

During 2004, we made an equity contribution to Cingular in connection with its acquisition of AT&T Wireless (see Note 16). “Other adjustments” in 2004 included the net activity of $972 under our revolving credit agreement with Cingular, consisting of a reduction of $30 (reflecting Cingular’s

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

repayment of advances during 2004) and an increase of $1,002 (reflecting the December 31, 2004 balance of advances to Cingular under this revolving credit agreement).

We account for our 60% economic interest in Cingular under the equity method of accounting in our consolidated financial statements since we share control equally (i.e., 50/50) with our 40% economic partner in the joint venture. We have equal voting rights and representation on the Board of Directors that controls Cingular.

The following table presents summarized financial information for Cingular at December 31, or for the year then ended:

	2005	2004	2003
Income Statements
Operating revenues	$34,433	$19,565	$15,577
Operating income	1,824	1,528	2,254
Net income	333	201	977
Balance Sheets
Current assets	$6,049	$5,570
Noncurrent assets	73,270	76,668
Current liabilities	10,008	7,983
Noncurrent liabilities	24,333	29,719

We have made a subordinated loan to Cingular that totaled $4,108 and $5,855 at December 31, 2005 and 2004, which matures in June 2008. This loan bears interest at an annual rate of 6.0%. During 2005, Cingular repaid $1,747 to reduce the balance of this loan in accordance with the terms of a revolving credit agreement. We earned interest income on this loan of $311 during 2005, $354 in 2004 and $397 in 2003. This interest income does not have a material impact on our net income as it is mostly offset when we record our share of equity income in Cingular. (See Note 15)

Other Equity Method Investments Our investments in equity affiliates include primarily international investments. As of December 31, 2005, our investments in equity affiliates included an 8.2% interest in Teléfonos de México, S.A. de C.V. (Telmex), Mexico’s national telecommunications company, and a 7.9% interest in América Móvil S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico, with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium, Americas Telecom S.A. de C. V., has the right to appoint a majority of the directors of América Móvil.

The following table is a reconciliation of our investments in equity affiliates as presented on our Consolidated Balance Sheets:

	2005	2004
Beginning of year	$1,798	$6,924
Additional investments	6	100
Equity in net income	409	843
Dividends received	(158)	(331)
Currency translation adjustments	66	(53)
Dispositions	(228)	(4,995)
Other adjustments	138	(690)
End of year	$2,031	$1,798

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Undistributed earnings from equity affiliates were $1,615 and $1,377 at December 31, 2005 and 2004. The currency translation adjustment for 2005 primarily reflects the effect of exchange rate fluctuations on our investments in Telmex and América Móvil. Dispositions for 2005 primarily reflect the dissolution of a wireless partnership. “Other adjustments” for 2005 include equity investment balances at December 31, 2005, acquired as part of our acquisition of ATTC totaling approximately $135, which includes our 49% economic interest in Alestra S. de R.L. de C.V., a telecommunications company in Mexico.

The currency translation adjustment for 2004 primarily reflects the effect of exchange rate fluctuations on our investments in TDC, Telmex and Telkom. Dispositions for 2004 reflect the sale of TDC shares of $2,619, Belgacom shares of $1,190, Telkom shares of $1,114 (see Note 2), Telmex L shares of $63 and América Móvil L shares of $9. “Other adjustments” for 2004 include an adjustment of $686 resulting from our change from the equity method to the cost method of accounting for our investment in TDC (see Note 2).

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

In November 2004, a subsidiary in our directory segment entered into a joint venture agreement with BellSouth Corporation (BellSouth) and purchased the internet directory publisher YELLOWPAGES.COM (YPC) for approximately $98, our portion of which was $65.

The following table presents summarized financial information of our significant international investments accounted for using the equity method, taking into account all adjustments necessary to conform to GAAP but excluding our purchase adjustments, including goodwill, at December 31 or for the year then ended. As noted above, during 2004 we completely disposed of our investments in TDC, Belgacom and Telkom. Accordingly, those investments are not included in the 2005 or 2004 column in the table below.

	2005	2004	2003
Income Statements
Operating revenues	$30,521	$22,800	$34,747
Operating income	7,773	6,487	9,067
Net income	4,254	4,131	4,689
Balance Sheets
Current assets	$6,990	$5,101
Noncurrent assets	27,801	21,280
Current liabilities	9,404	5,493
Noncurrent liabilities	13,588	12,280

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

At December 31, 2005, we had goodwill of approximately $316 related to our significant international investments in equity affiliates.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2005, was approximately $2,221. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2005, was approximately $4,198. Our weighted-average share of operating revenues shown above was approximately 8% in 2005 and 2004 and 17% in 2003.

NOTE 7. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2005	2004
Notes and debentures[1]
Interest Rates	Maturities
0.00% – 5.98%	2005 – 2054 [2]	$12,292	$11,105
6.00% – 7.85%	2005 – 2043 [3]	12,678	11,429
8.25% – 11.08%	2005 – 2031	4,418	141
		29,388	22,675
Unamortized net premium (discount)		639	(142)
Total notes and debentures		30,027	22,533
Capitalized leases		115	35
Total long-term debt, including current maturities		30,142	22,568
Current maturities of long-term debt		(4,027)	(1,337)
Total long-term debt		$26,115	$21,231

1  The fair value of our variable rate interest rate swaps was reported with its corresponding debt (see Note 8).

2  Includes $1,000 of 4.18% Puttable Reset Securities (PURS) maturing in 2021 with a put option by holder in 2006. If the option by holder to elect repayment is exercised in 2006, we intend to refinance that amount with long-term debt.

3   Includes $125 of 6.35% debentures maturing in 2026 with a put option by holder in 2006. If the option by holder to elect repayment is exercised in 2006, we intend to refinance that amount with long-term debt.

On November 18, 2005, we assumed $8,293 in long-term debt, including capital leases, related to our acquisition of ATTC. ATTC’s debt included both fixed and floating-rate coupons with a weighted average rate of approximately 8.6% (ranging from 3.87% to 9.75%) and had maturities ranging from 2006 to 2054. Included in our “Total notes and debentures” balance in the table above was the face value of acquired debt from ATTC of $6,910, which had a carrying amount of $7,694 at December 31, 2005.

Included in the table above at December 31, 2005, was approximately $784 representing the remaining excess of the fair value over the recorded value of debt in connection with the acquisition of ATTC, of which $747 was included in our “Unamortized net premium (discount)” and $37 was included in our “Current maturities of long-term debt.” The excess is amortized over the remaining lives of the underlying debt obligations.

At December 31, 2005, the aggregate principal amounts of long-term debt and weighted-average interest rate scheduled for repayment for the years 2005 through 2009, excluding the effect of interest rate swaps and the remaining excess of the fair value over the recorded value of debt of approximately $37 mentioned above, were $3,990 (6.2%), $1,129 (6.6%), $1,208 (5.6%), $4,094 (5.0%) and $1,148 (5.1%) with $17,913 (6.8%) due thereafter. As of December 31, 2005, we were in

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured.

Financing Activities

Debt During 2005, we used a portion of our available excess cash from operations to repay our current and long-term debt. Debt repayments totaled $6,801 and consisted of:

•	$4,077 related to commercial paper borrowings.
•	$1,077 related to debt maturities with interest rates ranging from 6.25% to 9.50%.
•	$1,347 related to our early redemption of debt, which included $26 of call premiums.
•	$238 related to the exercise of a put option on our 5.95% notes originally maturing in 2038.
•	$42 related to net repayments on other short-term borrowings.
•	$20 related to scheduled principal payments on other debt.

In November 2005, we received net proceeds of $1,973 from the issuance of $2,000 of long-term debt consisting of $500 of three-year floating rate notes, with an initial rate of 4.52%; $1,000 of 5.30% five-year notes; and $500 from the reopening of our 6.15% 30-year bonds maturing in 2034.

Debt maturing within one year consists of the following at December 31:

	2005	2004
Current maturities of long-term debt	$4,027	$1,337
Commercial paper	320	4,397
Bank borrowings[1]	108	-
Total	$4,455	$5,734

1 Primarily represents borrowings, the availability of which is contingent on the level of cash held by some of our foreign subsidiaries.

The weighted-average interest rate on commercial paper debt at December 31, 2005 and 2004 was 4.31% and 2.26%.

Credit Facility We have a three-year credit agreement totaling $6,000 with a syndicate of banks, which expires on October 18, 2007. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. We are in compliance with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2005 or 2004.

We are subject to a debt-to-EBITDA (a metric defined in the agreement and nominally representing earnings before interest, taxes, depreciation and amortization; although other adjustments are also included) covenant, and if advances are received, we are subject to a negative pledge covenant, both as defined in the agreement. Defaults under the agreement, which would permit the lenders to accelerate required payment, include nonpayment of principal or interest beyond any applicable grace period; failure by AT&T or any subsidiary to pay when due other debt above a threshold amount that results in acceleration of that debt (commonly referred to as “cross-acceleration”) or commencement by a creditor of enforcement proceedings within a specified period after a money judgment above a threshold amount has become final; acquisition by any person of beneficial ownership of more than 50% of AT&T common shares or a change of more than a majority of AT&T’s directors in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change of control”); material breaches of representations in the agreement; failure to comply with the negative pledge or debt-to-EBITDA ratio covenants described above; failure to comply with other covenants for a specified period after notice; failure by AT&T or certain affiliates to make certain minimum

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

funding payments under the Employee Retirement Income Security Act of 1974, as amended (ERISA); and specified events of bankruptcy or insolvency.

NOTE 8. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows at December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$30,027	$30,735	$22,533	$23,628
Commercial paper	320	320	4,397	4,397
Bank borrowings	108	108	-	-
Cingular shareholder loan	4,108	4,108	5,855	5,855
Available-for-sale equity securities	648	648	732	732
EchoStar note receivable	465	447	453	453
Preferred stock of subsidiaries	43	43	393	393

The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The carrying value of debt with an original maturity of less than one year approximates market value. The carrying amount of commercial paper borrowings approximates fair value.

Our shareholder loan to Cingular is recorded at face value, and the carrying amounts approximate fair values. The fair value of our EchoStar note receivable was estimated based on a third-party valuation. The carrying amount of this note was based on the present value of cash and interest payments, which will be accreted on the note up to the face value of $500 on a straight-line basis through August 2008.

Our available-for-sale equity securities are carried at fair value, and realized gains and losses on these equity securities were included in “Other income (expense) – net” on the Consolidated Statements of Income. The fair value of our available-for-sale equity securities was principally determined based on quoted market prices and the carrying amount of the remaining securities approximates fair value. Gross realized gains on our available-for-sale equity securities were $110 in 2005, $323 in 2004 and $1,775 in 2003. Gross realized losses on these securities were $1 in 2005, $191 in 2004 and $0 in 2003. These gains and losses were determined using the specific identification method. Our proceeds from the sales of our available-for-sale equity securities were $125 in 2005, $3,188 in 2004 and $2,975 in 2003.

Our short-term investments, other short-term and long-term held-to-maturity investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values. In addition, we held other short-term held-to-maturity securities of $3 at December 31, 2005 compared to $99 at December 31, 2004.

Preferred Stock Issuances In November 2005, we issued 768,391.4 shares of Perpetual Cumulative Preferred Stock (AT&T preferred stock), par value $1 per share. The AT&T preferred stock was issued to replace each share of ATTC preferred stock that was issued and outstanding prior to the November 18, 2005 acquisition and is held by a subsidiary of ATTC. (See Note 2)

Preferred Stock Issuances by Subsidiaries In the fourth quarter of 2002, we restructured our holdings in certain investments, including Sterling. As part of this restructuring, a newly created subsidiary issued approximately $43 of preferred stock, which was included in “Other noncurrent

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

liabilities” on the Consolidated Balance Sheets. The preferred stock will accumulate dividends at an annual rate of 5.79% and can be converted, at the option of the holder, to common stock (but not a controlling interest) of the subsidiary at any time.

In June 1997 and December 1999, an AT&T subsidiary issued $250 and $100 of preferred stock in private placements. In December 2005, we redeemed these subsidiary-issued preferred stock private placements.

In November 2005, we repaid approximately $378 of preferred securities previously issued by an AT&T subsidiary, which was related to an internal restructuring of our ownership in several investments.

Letters of Credit Letters of credit are guarantees we purchase, which ensure our performance or payment to third parties in accordance with specified terms and conditions. Management has determined that our letters of credit do not create additional risk to us. The notional amounts outstanding at December 31, 2005, were approximately $623 and the fair values of the letters of credit, based on the fees paid to obtain the obligations, were approximately $1.

Derivatives We use interest rate swaps, interest rate forward contracts and foreign currency exchange contracts to manage our market risk changes in interest rates and foreign exchange rates. We do not use financial instruments for trading or speculative purposes. Each swap matches the exact maturity dates of the underlying debt to which they are related, allowing for perfectly effective hedges. Each utilized forward contract matches the interest payments of the underlying debt to which they are related, allowing for perfectly effective hedges.

Interest Rate Swaps We had fair value interest rate swaps with a notional value of $4,250 at December 31, 2005 and 2004, with a net carrying and fair value liability of approximately $16 and a carrying and fair value asset of $79, respectively. The net fair value liability of $16 at December 31, 2005, was comprised of a liability of $33 and an asset of $17.

Interest Rate Locks In November 2005, we entered into an interest rate forward contract with a notional amount of $500 to partially hedge interest expense related to refinancing a portion of our debt maturities in 2006. In November 2005, we utilized the notional amount of this interest rate forward contract, and incurred settlement costs of approximately $2. During 2004, we utilized a notional amount of $1,500 of interest rate forward contracts, and incurred settlement costs of approximately $302 ($196 net of tax benefit). During 2006, we expect to reclassify into earnings between $6 to $7, net of tax, of the previously mentioned settlement expenses.

Interest Rate Foreign Currency Swaps We have combined interest rate foreign currency swap agreements for Euro-denominated debt, which hedge our risk to both interest rate and currency movements. At December 31, 2005, the notional amounts related to these contracts were $636, which were not designated for accounting purposes. The carrying value of these swaps at December 31, 2005 was an asset of $233. These swaps are valued using current market quotes, which were obtained from dealers.

Foreign Currency Forward Contracts We enter into foreign currency forward contracts to manage our exposure to changes in currency exchange rates related to foreign-currency-denominated transactions. At December 31, 2005, our foreign exchange contracts consisted principally of Euros, British pound sterling, Danish krone and Japanese Yen. At December 31, 2005, the notional amounts under contract were $623, of which $18 were designated as net investment hedges. The remaining contracts were not designated for accounting purposes. There was no ineffectiveness recognized in earnings for these contracts during 2005. These foreign exchange contracts had a net carrying and

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

fair value liability of $8, comprised of a liability of $13 and an asset of $5. These contracts were valued using current market quotes, which were obtained from independent sources.

NOTE 9. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2005	2004
Depreciation and amortization	$13,921	$13,725
Intangibles (nonamortizable)	1,874	-
Equity in foreign affiliates	727	706
Employee benefits	(4,897)	(2,197)
Currency translation adjustments	(272)	(300)
Allowance for uncollectibles	(351)	(320)
Unamortized investment tax credits	(79)	(73)
Other – net	2,146	3,358
Subtotal	13,069	14,899
Deferred tax assets valuation allowance	627	145
Net deferred tax liabilities	$13,696	$15,044

Net long-term deferred tax liabilities	$15,713	$15,621
Less: net current deferred tax assets	(2,011)	(566)
Less: other assets	(6)	(11)
Net deferred tax liabilities	$13,696	$15,044

At December 31, 2005 and 2004, net deferred tax liabilities include a deferred tax asset of $542 and $605 relating to compensation expense under FAS 123(R). Full realization of this deferred tax asset requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123(R), however, do not allow a valuation allowance to be recorded unless the company’s future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the stock price of AT&T common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. See Note 12 for additional discussion of FAS 123(R).

The change in the valuation allowance for 2005 is primarily the result of the acquisition of ATTC. Other changes are the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets unrelated to FAS 123(R). Future adjustments to the valuation allowance attributable to the ATTC opening balance sheet items may be required to be allocated to goodwill and other purchased intangibles. The valuation allowance is maintained in deferred tax assets for certain federal and state loss carryforwards, expiring through 2025, that may not be realized.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

The components of income tax expense are as follows:

	2005	2004	2003
Federal:
Current	$1,385	$1,145	$(528)
Deferred – net	(681)	843	3,046
Amortization of investment tax credits	(21)	(32)	(24)
	683	1,956	2,494
State, local and foreign:
Current	226	427	(37)
Deferred – net	23	(197)	400
	249	230	363
Total	$932	$2,186	$2,857

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, income from discontinued operations, extraordinary items and cumulative effect of accounting changes is as follows:

	2005	2004	2003
Taxes computed at federal statutory rate	$2,001	$2,508	$3,051
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	176	213	241
Effects of international operations	(70)	(222)	(230)
Medicare reimbursements	(95)	(89)	(8)
Tax settlements	(902)	(65)	(41)
Other – net	(178)	(159)	(156)
Total	$932	$2,186	$2,857

In December 2005, we reached an agreement with the IRS to settle certain claims, principally related to the utilization of capital losses and tax credits for years 1997-1999. Included in the settlement was relief from previous assessments and agreement on multiple items challenged by the IRS in the course of routine audits. As we had previously paid the assessments in full and filed refund claims with the IRS, the settlement resulted in our recognition of approximately $902 of reduced income tax expense in 2005 and a corresponding increase in net income.

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

NOTE 10. PENSION AND POSTRETIREMENT BENEFITS

We acquired ATTC on November 18, 2005. ATTC sponsored noncontributory defined benefit pension plans covering the majority of its U.S. employees. In accordance with Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” (FAS 87) and Statement of Financial Accounting Standards No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), when an employer is acquired as part of a merger, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as a plan asset. The recognition of a new liability or a new asset by the acquirer, at the date of the merger, results in the elimination of any (a) previously existing unrecognized net gain or loss, (b) unrecognized prior service cost and (c) unrecognized net transition obligation. In addition, the accumulated postretirement benefit obligations are to be measured using actuarial assumptions and terms of the substantive plans, as determined by the

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

purchaser. As such, and consistent with our practice, we did not account for the annual dollar value cap of labor contracts in the value of the accumulated postretirement benefit obligation for the ATTC postretirement benefit plans (i.e., we assumed the cap would be waived for all future contract periods). All other significant weighted-average assumptions used were determined based on our policies that are discussed below in “Assumptions.”

The reconciliation of the December 31, 2004 funded status of ATTC’s U.S. plans, excluding supplemental retirement plans, and status of those plans subsequent to the merger are as follows:

	Pension Benefits		Postretirement Benefits
	Pre-merger	Post-merger	Pre-merger	Post-merger
Benefit obligations	$(16,178)	$(16,942)	$(5,813)	$(9,129)
Fair value of plan assets	18,510	18,917	2,313	2,429
Funded (unfunded) benefit obligation	2,332	1,975	(3,500)	(6,700)
Unrecognized net loss	949	-	1,298	-
Unrecognized prior service cost	356	-	53	-
Net amount recorded	$3,637	$1,975	$(2,149)	$(6,700)

In subsequent periods, net periodic pension cost for ATTC will exclude any amortization of either the unrecognized loss or the unrecognized prior service cost existing at the date of the merger. However, the funding of ATTC’s plans is not directly affected by the merger. The basis of funding, over time, will reflect the past amendments and losses that underlie those amounts. As they are reflected in the funding process, contributions will, in some periods, exceed the net pension cost, and that will reduce the liability (unfunded accrued pension cost) recognized at the date of acquisition.

Pension Benefits

Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. At December 31, 2005, management employees from the legacy SBC operations participated in pension plans that require that all future benefit accruals be based upon the plan’s traditional pension formula (i.e., a stated percentage of employees’ adjusted career income). Effective January 15, 2005, the management pension plan for those employees was amended to freeze benefit accruals previously earned under a cash balance formula. Each employee’s existing cash balance continues to earn interest at a variable annual rate. After this change, those management employees, at retirement, can elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. ATTC management employees participate in a cash balance pension plan. The pension benefit formula for most nonmanagement employees is based on a flat dollar amount per year according to job classification. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

Postretirement Benefits

We provide certain medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

Obligations and Funded Status

For defined benefit pension plans, the benefit obligation is the “projected benefit obligation,” the actuarial present value, as of the measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

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

We use a December 31 measurement date for calculating the values reported for plan assets and benefit obligations for our plans. The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Benefit obligation at beginning of year	$28,189	$27,617	$25,114	$27,231
Service cost - benefits earned during the period	804	818	390	383
Interest cost on projected benefit obligation	1,725	1,642	1,496	1,495
Amendments	(2)	(87)	(442)	(2,320)
Actuarial loss (gain)	1,182	774	613	(423)
Special termination benefits	15	29	2	3
Curtailments	-	-	(77)	-
Benefits paid	(2,679)	(2,604)	(1,234)	(1,255)
Merger with ATTC	16,942	-	9,129	-
Other	-	-	234	-
Benefit obligation at end of year	$46,176	$28,189	$35,225	$25,114

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Fair value of plan assets at beginning of year	$29,813	$28,154	$8,692	$6,967
Actual return on plan assets	2,704	3,259	677	830
Employer contribution	-	1,001	-	1,232
Benefits paid [1]	(2,679)	(2,601)	(381)	(337)
Merger with ATTC	18,917	-	2,429	-
Fair value of plan assets at end of year	$48,755	$29,813	$11,417	$8,692

Funded (unfunded) status (fair value of
plan assets less benefit obligation) [2]	$2,579	$1,624	$(23,808)	$(16,422)
Unrecognized prior service cost (benefit)	768	968	(3,073)	(3,022)
Unrecognized net loss	7,804	6,748	10,423	10,173
Unamortized transition asset	-	(11)	-	-
Net amount recognized	$11,151	$9,329	$(16,458)	$(9,271)
[1]

Pension benefits paid include benefits transferred between plans during the year. At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.

[2]

Funded status is not indicative of our ability to pay ongoing pension benefits nor of our obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Amounts recognized on our Consolidated Balance Sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Prepaid pension cost [1]	$12,699	$9,329	$-	$-
Additional minimum pension liability [2]	(1)	(1)	-	-
Intangible asset	-	-	-	-
Deferred tax asset	-	-	-	-
Employee benefit obligation [2]	(1,548)	-	(16,458)	(9,271)
Accumulated other comprehensive income	1	1	-	-
Net amount recognized	$11,151	$9,329	$(16,458)	$(9,271)
1	Included in “Other Assets.”
2	Included in “ Postemployment benefit obligation.”

Included in “Postemployment benefit obligation” on our Consolidated Balance Sheets at December 31, 2004 was a reduction in the liability associated with the “1983 Unfunded Postretirement Benefits Cost Sharing Agreement” and “1983 Force Adjustment Cost-Reimbursement and Indemnification Agreement” (Agreements). Under the Agreements, the Bell System Companies (RBOCs) (which included the former SBC) agreed to provide postemployment benefits to those employees of ATTC who retired prior to the 1983 reorganization that divided ATTC. As part of the Agreement, ATTC agreed to reimburse RBOCs for postemployment benefits paid to these retirees. Since ATTC agreed to provide reimbursement, the accumulated postemployment benefits recorded on our Consolidated Balance Sheets prior to the November 18, 2005 acquisition of ATTC did not include these expected payments. Upon the merger, we no longer will receive third-party reimbursement for these liabilities and have accordingly increased our benefit obligation by $234. ATTC maintains the Agreements with the remaining RBOCs and we include estimated amounts subject to reimbursement on our Consolidated Balance Sheets as “Other noncurrent liabilities.”

Also included in “Postemployment benefit obligation” on our Consolidated Balance Sheets at December 31, 2004 were phone concessions for out-of-region retirees of the former SBC. The out-of-region phone concession, which is not part of the pension plan and not subject to ERISA, allowed for out-of-region retirees to receive reimbursements for phone services provided by a carrier other than the former SBC. During 2005, we notified out-of-region retirees of changes which allowed us to reduce this obligation by approximately $96.

In December 2004, we announced a prospective change in the calculation of pension benefits provided to legacy SBC management employees. Effective January 15, 2005, the pension calculation formula for management employees is now based upon a stated percentage of employees’ adjusted career income. When we initially implemented the cash balance formula, the change in liability required the establishment of a prior service cost deferral for the plan. With the current change to eliminate future service contributions to the cash balance plan, we determined during our annual review of prior service costs that the cash balance prior service cost was impaired and that the remaining amounts deferred must be immediately recognized. Accordingly, we wrote off approximately $99 of prior service cost in 2004.

Effective January 1, 2005, medical coverage for legacy SBC nonmanagement retirees was amended to increase co-pays and deductibles for prescription drugs and certain medical services.

In December 2005, we agreed to new contracts with the Communications Workers of America (CWA) and International Brotherhood of Electrical Workers (IBEW) for certain employees covered under labor agreements previously negotiated by ATTC. The new labor agreements are for three years and four months, cover approximately 11,000 employees and replace three-year contracts that expired in December 2005. The union members ratified the labor agreements which provide for

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

employment security and changes to active nonmanagement employees’ pension benefits and medical coverage.

During 2004, we agreed to new five-year labor agreements with the CWA and the IBEW for legacy SBC nonmanagement employees. The agreements provided for additional contributions from current employees toward certain medical and prescription drug co-pays. We also agreed in an agreement with the CWA, that prior to expiration of the agreement, we would contribute $2,000 to a VEBA trust to partially fund current and future retiree health care, $1,000 of which was contributed during 2004.

Shown below is a summary of our pension obligations and the fair value of pension assets for the years ended December 31:

	2005	2004
Projected benefit obligation	$46,176	$28,189
Accumulated benefit obligation	44,139	26,849
Fair value of plan assets	48,755	29,813

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. On a plan-by-plan basis, if the accumulated benefit obligation for our pension plan exceeds that plan’s assets and at least this amount has not been accrued, an additional minimum liability must be recognized, partially offset by an intangible asset for unrecognized prior service cost, with the remainder a direct charge to equity, net of deferred tax benefits. These items are included in the table above that presents the amounts recognized in our Consolidated Balance Sheets at December 31. At December 31, 2005, for one of our pension plans, the accumulated benefit obligation exceeded plan assets by less than $1. This resulted in an additional minimum liability of $1 (net of deferred taxes of $1). At December 31, 2004, for one of our pension plans, the accumulated benefit obligation of $2 exceeded plan assets of $1. This resulted in an additional minimum liability of $1 (net of deferred taxes of less than $1). These reclassifications in equity, while adjusting comprehensive income, will not affect our future results of operations or cash flows.

Net Periodic Benefit Cost

Our combined net pension and postretirement cost recognized in our Consolidated Statements of Income was $1,336, $1,287 and $1,835 for the years ended December 31, 2005, 2004 and 2003. The following table presents the components of net pension and postemployment benefit cost (gains are denoted with parentheses and losses are not):

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Service cost - benefits earned during the period	$804	$818	$732	$390	$383	$378
Interest cost on projected benefit obligation	1,725	1,642	1,666	1,496	1,495	1,602
Expected return on plan assets	(2,736)	(2,684)	(2,456)	(781)	(720)	(525)
Amortization of prior service cost
(benefit) and transition asset	186	188	94	(344)	(349)	(122)
Recognized actuarial loss	156	44	53	440	470	413
Net pension and postretirement cost [1]	$135	$8	$89	$1,201	$1,279	$1,746
¹

During 2005, 2004 and 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) reduced postretirement benefit cost by $304, $255 and $22. This effect is included in several line items above.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

During 2005, 2004 and 2003, as part of our workforce reduction programs, an enhanced retirement program was offered to eligible Pacific Telesis Group (PTG) nonmanagement employees. This program offered eligible employees who voluntarily decided to terminate employment an enhanced pension benefit and increased eligibility for postretirement medical, dental and life insurance benefits. Employees who accepted this offer and terminated employment before December 31 totaled approximately 71 in 2005, 144 in 2004 and 339 in 2003. In addition to the net costs reported in the tables above, enhanced pension benefits related to this program were recognized as an expense of approximately $11 in 2005, $22 in 2004 and $42 in 2003; enhanced benefits related to the PTG nonmanagement early retirement program were recognized as expenses of $1, $3 and $2 in 2005, 2004 and 2003.

The IRS determines monthly interest rates applicable for calculations of lump sum payments from pension plans (plan sponsors may elect whether the interest rate changes apply monthly, quarterly or annually). An increase in the interest rate has a negative impact on the lump sum pension calculation for some of our employees. During certain quarters of 2004 and 2003, we chose to extend the pension plan lump sum benefit payout rate for a specified period of time, allowing our employees to receive a higher payout of their pension benefits. The extension of the lump sum benefit payout rate was accounted for as a special termination benefit and was recorded in addition to the net pension cost reported in the tables above. We recognized expenses of approximately $7 in 2004 and $28 in 2003 associated with these special termination benefits.

Assumptions

In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2005	2004	2003
Discount rate for determining projected benefit obligation at December 31	5.75%	6.00%	6.25%
Discount rate in effect for determining net cost (benefit) [1]	6.00%	6.25%	6.75%
Long-term rate of return on plan assets	8.50%	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation at December 31	4.00%	4.00%	4.25%
Composite rate of compensation increase for net pension cost (benefit)	4.00%	4.25%	4.25%

1 Discount rate in effect for determining net cost (benefit) of ATTC pension and postretirement plans for the 43-day period ended December 31, 2005 was 5.75%.

Primarily resulting from assumption changes for 2006, we expect combined net pension and postretirement costs of between $1,700 and $1,800 in 2006. Approximately 10% of these costs will be capitalized as part of construction labor, providing a small reduction in the net expense recorded. While we will continue our cost-cutting efforts, certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy. In particular, uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed and a decline in the value of plan assets used in pension and postretirement calculations, which under GAAP we will recognize over the next several years. Should the securities markets decline and medical and prescription drug costs continue to increase significantly, we would expect increasing annual combined net pension and postretirement costs for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

Discount Rate Our assumed discount rate of 5.75% at December 31, 2005 reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants on that date. We determined our discount rate based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds available at the measurement date and the

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

related expected duration for the obligations. For each year, at December 31, 2005 and 2004 we reduced the discount rate by 0.25%, resulting in an increase in our pension plan benefit obligation of approximately $609 in 2005 and $575 in 2004 and an increase in our postretirement benefit obligation of approximately $844 in 2005 and $803 in 2004. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost, and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Expected Long-Term Rate of Return Our expected long-term rate of return on plan assets of 8.50% for 2006 and 2005 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. We consider many factors that include, but are not limited to, historic returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisors. This assumption, which is based on our long-term expectations of market returns in future years, is one of the most significant of the weighted-average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. If all other factors were to remain unchanged, we expect a 1% decrease in the expected long-term rate of return would cause 2006 combined pension and postretirement cost to increase approximately $579 over 2005 (analogous decrease in cost would result from a 1% increase).

Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced through 2002, this methodology contributed approximately $605 to our combined net pension and postretirement cost in 2003 as compared with the methodology that recognizes gains and losses over a full five years. This methodology did not have a significant effect on our 2004 or 2005 combined net pension and postretirement benefit costs and we do not expect a significant incremental impact on our combined net pension and postretirement cost in 2006.

Composite Rate of Compensation Increase Our expected composite rate of compensation increase of 4.0% for 2005 and 2004 reflects the long-term average rate of salary increases. Based on historic salary increase experience and management’s expectations of future salary increases, we reduced our expected composite rate of compensation increase assumption from 4.25% at December 31, 2003 to 4.0% at December 31, 2004.

Health Care Cost Trend The following table provides the medical cost trend.

	2006	2005
Health care cost trend rate assumed for following year
Retirees 64 and under	7.0%	8.0%
Retirees 65 and over	8.0%	9.0%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that rate reaches the ultimate trend rate	2009	2009

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage- Point Increase	One Percentage- Point Decrease

Increase (decrease) in total of service and interest cost components	$291	$(228)
Increase (decrease) in accumulated postretirement benefit obligation	4,200	(3,442)

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

Plan Assets

Plan assets consist primarily of private and public equity, government and corporate bonds and real estate. The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are: to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has a broadly diversified style. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy is based on a forecasting study conducted in 2004 for our pension plan and 2005 for our postretirement benefit plan.

The table below presents the asset targets by asset category as determined by AT&T and does not reflect updated targets for the November 18, 2005 acquisition of ATTC due to the proximity of that transaction to year end. It is our intention to perform forecasting studies during 2006 that will establish appropriate investment strategies for all AT&T plan assets.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

The plans’ weighted-average asset target and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31 are as follows:

	Pension Assets			Postretirement (VEBA) Assets
	Target	2005	2004	Target	2005	2004
Equity securities
Domestic	40% – 50%	41%	47%	40% – 50%	51%	51%
International	12% – 18%	17	17	12% – 18%	16	14
Debt securities	25% – 35%	29	29	20% – 30%	28	32
Real estate	3% – 6%	6	2	0% – 10%	1	-
Other	4% – 7%	7	5	5% – 15%	4	3
Total		100%	100%		100%	100%

At December 31, 2005, the pension assets included 2.3 million shares of AT&T common stock with a fair value of approximately $57 and AT&T bonds with a notional amount of $51 and fair value of $60. As a result of our acquisition of ATTC, pension assets increased by 2.1 million shares of AT&T stock with a fair value of $51 and AT&T bonds with a notional value of $41 and fair value of $49. During 2005, the pension plans purchased and sold AT&T bonds totaling approximately $13 and $3, respectively, and sold AT&T common stock of $1. Pension plan holdings in AT&T securities represented approximately 0.2% of total plan assets at December 31, 2005.

At December 31, 2005, the VEBA assets included 352,700 shares of AT&T common stock with a fair value of approximately $9 and AT&T bonds with a notional amount and fair value of $1. As a result of our acquisition of ATTC, the VEBA assets increased by 68,000 shares of AT&T stock with a fair value of $2. During 2005, the VEBAs did not purchase any bonds and sold approximately $2. VEBA holdings in AT&T securities represented approximately 0.1% of total plan assets at December 31, 2005.

Estimated Future Benefit Payments

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2005. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2006	$3,649	$1,884	$(90)
2007	3,519	1,945	(102)
2008	3,597	2,028	(112)
2009	3,716	2,105	(121)
2010	3,767	2,172	(130)
Years 2011 – 2015	18,873	11,414	(863)

Supplemental Retirement Plans

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

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets, a statement of the funded status at December 31 and the components of the supplemental retirement pension benefit cost.

	2005	2004
(Unfunded) benefit obligations at end of year	$(1,800)	$(1,181)
Unrecognized net loss	404	371
Unrecognized prior service cost	15	24
Net amount recorded	$(1,381)	$(786)

Amounts recognized on our Consolidated Balance Sheets at December 31 are listed below:

	2005	2004
Employee benefit obligation [1]	$(1,747)	$(1,116)
Intangible asset	15	24
Accumulated other comprehensive income	351	306
Net amount recognized	$(1,381)	$(786)

1 Included in “Other noncurrent liabilities.”

At December 31, 2005, the accumulated benefit obligation of certain of the plans exceeded the recorded liability, requiring us to recognize a direct charge to equity of $217 (net of deferred taxes of $134). At December 31, 2004, the accumulated benefit obligation of certain of the plans exceeded the recorded liability, requiring us to recognize a direct charge to equity of $190 (net of deferred taxes of $116).

	2005	2004
Service cost - benefits earned during the period	$8	$6
Interest cost on projected benefit obligation	73	70
Amortization of prior service cost	9	9
Recognized actuarial loss	23	21
Net supplemental retirement pension cost	$113	$106

In addition to the supplemental retirement pension benefit cost, we had other supplemental retirement benefit expenses of $1, with a projected benefit obligation of $84 included as “Other noncurrent liabilities.” Deferred compensation expense was $46 in 2005 and $44 in 2004, with liability balances of $574 and $610, respectively, also included in “Other noncurrent liabilities.”

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Non-U.S. Plans

As part of our ATTC acquisition, we acquired certain non-U.S. operations that have varying types of pension programs providing benefits for substantially all of their employees. As described earlier, in accordance with FAS 106 we eliminated previously existing unrecognized net gains or losses, unrecognized prior service costs and unrecognized net transition obligations. The following table provides the plans’ benefit obligations and fair value of assets, and a statement of the funded status at December 31:

2005
Benefit obligations at end of year	$(906)
Fair value of plan assets	650
(Unfunded) benefit obligation	(256)
Unrecognized net loss	20
Net amount recorded [1]	$(236)

1 Included in “Postemployment benefit obligation” on our Consolidated Balance Sheet.

The following table provides information for certain non-U.S. defined benefit pension plans with accumulated benefit obligations in excess of plan assets:

2005
Projected benefit obligation	$906
Accumulated benefit obligation	765
Fair value of plan assets	650

The benefit obligations were determined using a weighted-average discount rate of 4.55% and a weighted-average rate of compensation increase of 4.25%. Net periodic pension cost was approximately $4 for the 43 days ended December 31, 2005 and was determined using the following weighted-average assumptions: discount rate of 4.90%, compensation increase of 4.25% and return on plan assets of 6.15%.

NOTE 11. EMPLOYEE STOCK OWNERSHIP PLANS (ESOP)

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the ESOPs, allocated or unallocated.

In November 2005, we completed our acquisition of ATTC and intend to maintain its savings plans, which provide for a match of a percentage of the employee contributions up to certain limits.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market. Benefit cost is based on the cost of shares allocated to participating employees’ accounts and was $334, $316 and $300 for the years ended December 31, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

NOTE 12. STOCK-BASED COMPENSATION

In September 2005, we adopted FAS 123(R), which is a revision of FAS 123. FAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

We adopted FAS 123(R) using the “modified retrospective” method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. The modified retrospective method also allowed for companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective. Accordingly, we have adjusted our December 31, 2004 Consolidated Balance Sheets to increase “Capital in excess of par value” and decrease “Retained earnings” by $546.

We had previously adopted the fair-value-based method of accounting for share-based payments allowed under FAS 123 effective January 1, 2002, using the retroactive restatement method of adoption described in Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This included restatement of results from January 1, 2000 forward, as those were the years for which audited income statements were included in the 2002 SBC Annual Report. Upon adoption of FAS 123(R), because we elected to use the modified retrospective method, we also restated results for 1995 through 1999 for the effects on our equity. We will continue to use the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees.

By using the modified retrospective method to adopt FAS 123(R), we increased the amount of excess tax benefits we had previously recorded on our Consolidated Balance Sheets. Our accounting under FAS 123(R) may affect our ability to fully realize the value shown on our balance sheet of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123(R) do not allow a valuation allowance to be recorded unless the company’s future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. However, to the extent that additional tax benefits are generated in excess of the deferred taxes associated with compensation expense previously recognized, the potential future impact on income would be reduced.

Because of the requirements of FAS 123(R) to estimate forfeitures, our December 31, 2005 income before income taxes and income from continuing operations increased by approximately $9 and our net income increased by $6. Adopting FAS 123(R) did not affect any prior period income before income taxes, income from continuing operations and net income. Our adoption of FAS 123(R) did not affect our basic and diluted earnings per share for any period reported.

When the tax deduction exceeds the compensation cost resulting from the exercise of options, a tax benefit is created. Prior to the adoption of FAS 123(R), we presented all such tax benefits as operating cash flows on our Consolidated Statements of Cash Flows. FAS 123(R) requires the cash flows resulting from such tax benefits to be classified as financing cash flows. Had we not adopted FAS 123(R), we would have classified excess tax benefits of $3, $5 and $1 for the years ended December 31, 2005, 2004 and 2003, respectively, as operating cash inflows.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

In connection with the November 2005 acquisition of ATTC, all outstanding ATTC stock-based compensation plans were restructured based on the 0.77942 per share conversion rate and the special dividend, and subsequently issued in AT&T shares of stock or stock units. We converted and recorded approximately 86 million stock options.

At December 31, 2005, we had various stock-based compensation plans, which are described below. The compensation cost recognized for those plans for the years ended December 31 was approximately $143 in 2005, $153 in 2004 and $244 in 2003 and are included in “Selling, general and administrative” on our Consolidated Statements of Income. The total income tax benefit recognized on the Consolidated Statements of Income for stock-based compensation arrangements for the years ended December 31, 2005, 2004 and 2003 was approximately $54, $58 and $93.

Under our various plans, legacy SBC senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. Stock options issued through December 31, 2005 carry exercise prices equal to the market price of our stock at the date of grant and have maximum terms ranging from five to ten years. Beginning in 1994 and ending in 1999, certain employees of SBC Teleholdings, Inc. (formerly known as Ameritech) were awarded grants of nonqualified stock options with dividend equivalents. Depending upon the grant, vesting of stock options may occur up to five years from the date of grant, with most options vesting on a graded basis over three years (1/3 of the grant vests after one year, another 1/3 vests after two years and the final 1/3 vests after three years from the grant date). Performance stock units, which are nonvested stock units, are granted to key employees based upon the stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- or three-year period, subject to the achievement of certain performance goals. Other nonvested stock units are valued at the market price of our stock at the date of grant and vest over a three- to five-year period. As of December 31, 2005, we were authorized to issue up to 81 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

We use an accelerated method of recognizing compensation cost for fixed awards with graded vesting, which essentially treats the grant as three separate awards, with vesting periods of 12, 24 and 36 months for those grants that vest over three years. As noted above, a majority of our options vest over three years, and for those we recognize approximately 61% of the associated compensation expense in the first year, 28% in the second year and the remaining 11% in the third year.

The compensation cost that has been charged against income for our stock-based compensation plans is as follows:

	2005	2004	2003
Stock option expense	$19	$75	$183
Performance stock units	116	65	27
Mark-to-market effect on dividend equivalents	2	-	4
Other	6	13	30
Total	$143	$153	$244

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

The estimated fair value of the options when granted is amortized to expense over the options’ vesting period. The fair value for these options was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	4.15%	4.21%	3.64%
Dividend yield	5.38%	5.00%	4.40%
Expected volatility factor	22.47%	23.78%	22.38%
Expected option life in years	8.00	7.00	6.74

A summary of option activity as of December 31, 2005, and changes during the period then ended, is presented below (shares in millions):

Options	Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
Outstanding at January 1, 2005	214	$37.46
Granted	3	23.96
Converted from ATTC [2]	86	43.90
Exercised	(8)	21.60
Forfeited or expired	(18)	38.48
Outstanding at December 31, 2005	277	$39.74	4.8 years	$73
Exercisable at December 31, 2005	270	$40.07	4.8 years	$71

1  Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

2  Options converted from ATTC used the following weighted-average assumptions: risk-free interest rate of 4.35%, dividend yield of
    5.16%, expected volatility factor of 22.47% and had an expected option life of 2.7 years. The weighted-average fair value of each option converted was $1.34.

The weighted-average fair value of each option granted during the year ended December 31 was $3.39 in 2005, $4.06 in 2004 and $3.88 in 2003. The total intrinsic value of options exercised during the year was approximately $24 in 2005, $33 in 2004 and $10 in 2003.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2005, and changes during the period then ended is presented below (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2005	10	$25.61
Granted	6	23.75
Vested	(1)	24.54
Forfeited	-	-
Nonvested at December 31, 2005	15	$24.91

As of December 31, 2005, there was approximately $143 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested during the years ended December 31, 2005, 2004 and 2003 was approximately $38, $24 and $24.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Cash received from option exercise under all stock-based payment arrangements for year ended December 31 was approximately $192 in 2005, $234 in 2004 and $112 in 2003. The actual tax benefit realized for the tax deductions from option exercise from these arrangements for the years ended December 31, 2005, 2004 and 2003 totaled approximately $9, $12 and $4.

It is our policy to satisfy share option exercises using our treasury shares.

NOTE 13. STOCKHOLDERS’ EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2003, the Board of Directors authorized the repurchase of up to 350 million shares of our common stock. This authorization replaced previous authorizations and will expire on December 31, 2008. As of December 31, 2005, we had repurchased approximately 93.5 million shares under the program.

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

		December 31,
Balance Sheets		2005	2004
Deferred directory expenses (included in Other current assets)		$500	$505
Accounts payable and accrued liabilities:
Accounts payable		$4,466	$2,241
Accrued payroll		2,104	1,138
Current portion of postemployment benefit obligation		1,883	1,117
Deferred directory revenue		1,832	1,876
Advance billing and customer deposits		1,717	1,325
Compensated future absences		875	798
Accrued interest		473	376
Other		3,738	2,588
Total accounts payable and accrued liabilities		$17,088	$11,459
Deferred compensation (included in Other noncurrent liabilities)		$1,127	$900

Statements of Income	2005	2004	2003
Advertising expense	$812	$862	$867
Interest expense incurred	$1,492	$1,054	$1,228
Capitalized interest	(36)	(31)	(37)
Total interest expense	$1,456	$1,023	$1,191

Statements of Cash Flows	2005	2004	2003
Cash paid during the year for:
Interest	$1,395	$1,043	$1,310
Income taxes, net of refunds	2,038	506	1,321

Statements of Stockholders’ Equity	2005	2004	2003
Accumulated other comprehensive income is comprised of the following components, net of taxes, at December 31:
Foreign currency translation adjustment	$(505)	$(555)	$(427)
Unrealized gains on securities	340	391	427
Unrealized (losses) on cash flow hedges	(191)	(196)	-
Accumulated other comprehensive (loss)	$(356)	$(360)	$-

No customer accounted for more than 10% of consolidated revenues in 2005, 2004 or 2003.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	Wireline Segment	AT&T Corp. Segment	Directory Segment	Other Segment	Total

Balance as of January 1, 2004	$717	$-	$8	$886	$1,611
Goodwill acquired	7	-	-	-	7
Goodwill reclassification	-	-	-	7	7
Balance as of December 31, 2004	724	-	8	893	1,625
Goodwill acquired	98	12,343	-	-	12,441
Goodwill written off related to sale
of business unit	-	-	-	(11)	(11)
Balance as of December 31, 2005	$822	$12,343	$8	$882	$14,055

Goodwill is tested annually for impairment, with any impairments being expensed in that period’s income statement. Goodwill recorded in our AT&T Corp. segment relates to our November acquisition of ATTC and, as allowed by GAAP, is subject to adjustment for one-year as we finalize the valuations of assets acquired and liabilities assumed in that transaction. As part of the final valuation we will determine to which entities and to what extent the benefit of the acquisition applies, and will record the appropriate goodwill to that entity, which may affect our segment presentation.

Our other intangible assets are summarized as follows:

	December 31, 2005		December 31, 2004
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships	$3,430	$397	$365	$174
Other	1,100	589	758	545
Total	$4,530	$986	$1,123	$719

Indefinite life intangible assets:
Trade name	$4,900		$-
Licenses	59		25
Total	$4,959		$25

Amortized intangible assets are definite-life assets, and as such we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets with a weighted-average amortization period of 8.1 years (7.8 years for customer lists and relationships and 9.9 years for other). Amortization expense for definite-life intangible assets was $271, $117 and $203 for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense is estimated to be $1,010 in 2006, $680 in 2007, $490 in 2008, $410 in 2009 and $320 in 2010.

Indefinite life intangible assets are not subject to amortization.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

NOTE 15. TRANSACTIONS WITH CINGULAR

We and BellSouth, the two owners of Cingular, have each made a subordinated loan to Cingular (shareholder loans). Our shareholder loan to Cingular totaled approximately $4,108 at December 31, 2005 and $5,855 at December 31, 2004, reflecting repayments under the revolving credit agreement discussed below. This loan bears interest at an annual rate of 6.0% and matures in June 2008. We earned interest income on this loan of $311 during 2005, $354 in 2004 and $397 in 2003.

Effective August 1, 2004, we and BellSouth agreed to finance Cingular’s capital and operating cash requirements to the extent Cingular requires funding above the level provided by operations. We and BellSouth entered into a one-year revolving credit agreement with Cingular to provide short-term financing for operations on a pro rata basis at an interest rate of LIBOR (London Interbank Offered Rate) plus 0.05% which may be renewed upon agreement of the parties. This agreement includes a provision for the repayment of our and BellSouth’s shareholder loans made to Cingular in the event there are no outstanding amounts due under the revolving credit agreement and to the extent Cingular has excess cash, as defined by the agreement. Effective June 28, 2005, this agreement was amended to extend the termination date of the agreement to July 31, 2007. All other terms of the agreement remain substantially identical.

Under the revolving credit agreement we received net repayments from Cingular totaling $2,442 in 2005. After applying the net repayments, our share of advances to Cingular under the revolving credit agreement was approximately $307 at December 31, 2005 and $1,002 at December 31, 2004 and is reflected in “Investments in and Advances to Cingular Wireless” on our Consolidated Balance Sheets. Under the terms of the agreement, approximately $1,747 of net repayments were applied to reduce the balance of our shareholder loan to Cingular.

In May 2005, we transferred wireless properties to Cingular to settle a liability related to the formation of Cingular. This transfer resulted in a decrease of approximately $35 to our “Investment in Cingular” account and resulted in a gain of $24, which was reflected in our “Other Income” account.

We generated revenues of $869 in 2005, $602 in 2004 and $539 in 2003 for services sold to Cingular. These revenues were primarily from access and long-distance services sold to Cingular on a wholesale basis and commissions revenue related to customers added through AT&T sales sources. The offsetting expense amounts are recorded by Cingular, and 60% of these expenses are included in our “Equity in net income of affiliates” line on our Consolidated Statements of Income when we report our 60% proportionate share of Cingular’s results.

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

As a joint venture, we account for our investment in Cingular under the equity method of accounting, recording 60% of Cingular’s earnings as “Equity in net income of affiliates.” As a result of this

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

transaction, we recorded the $21,600 contributed to Cingular to complete the AT&T Wireless acquisition as an increase in “Investments in and Advances to Cingular Wireless.”

NOTE 17. DISCONTINUED OPERATIONS

In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley and received net proceeds of approximately $1,397. As part of this transaction we recorded a gain of approximately $1,357 ($827 net of tax) in our 2004 results.

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

Summarized financial information for the Illinois and northwest Indiana directory advertising business is as follows:

Year ended December 31,	2005	2004	2003

Operating revenues	$-	$311	$481
Operating income	-	132	186
Income taxes	-	51	74
Net income from operations	-	81	112
Gain on disposal, net of tax	-	827	-

At December 31, 2005 and 2004, the assets of the discontinued operations were $0. The liabilities of the discontinued operations were $0 at December 31, 2005 and $310 at December 31, 2004 and are presented separately under the caption “Liabilities of discontinued operations” on our Consolidated Balance Sheets. The December 31, 2004, liabilities of $310 were primarily tax liabilities associated with the gain on the disposition. These liabilities were all paid in 2005, as reflected on the Consolidated Statements of Cash Flows. Except for the net proceeds of $1,397, which related to discontinued investing activities in 2004, all other amounts reflected on the Consolidated Statements of Cash Flows related to discontinued operations relate to cash provided by or used in operating activities.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

NOTE 18. CONTINGENT LIABILITIES

In addition to issues specifically discussed elsewhere, we are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” in evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on the company’s financial position, results of operations or cash flows.

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $1,235 in 2006, $1,234 in total for 2007 and 2008, $387 in total for 2009 and 2010 and $249 in total for years thereafter.

Included in our purchase obligations was approximately $410 of total purchase commitments with WilTel for services to be provided on WilTel’s network. Our AT&T Corp. segment has contractual obligations to utilize network facilities from local exchange carriers with terms greater than one year. These contracts have no minimum volume requirements and are based on an interrelationship of volumes and discounted rates.

Notes to Consolidated Financial Statements, continued

Dollars in millions except per share amounts

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table represents our quarterly financial results:

						Discontinued Operations			Stock Price
	Total			Basic	Diluted		Basic	Diluted
Calendar	Operating	Operating	Net	Earnings	Earnings		Earnings	Earnings
Quarter	Revenues	Income	Income	Per Share[1]	Per Share[1]	Income	Per Share[1]	Per Share[1]	High	Low	Close
2005
First	$10,248	$1,556	$885	$0.27	$0.27	$-	$-	$-	$25.98	$22.99	$23.69
Second	10,328	1,518	1,000	0.30	0.30	-	-	-	24.33	22.78	23.75
Third	10,320	1,962	1,246	0.38	0.38	-	-	-	24.97	23.20	23.97
Fourth	12,966	1,132	1,655	0.46	0.46	-	-	-	25.60	21.75	24.49
Annual	$43,862	$6,168	$4,786	1.42	1.42	$-	-	-

2004
First[2]	$10,012	$1,516	$1,937	$0.59	$0.58	$26	$0.01	$-	$27.73	$23.18	$24.54
Second	10,196	1,440	1,168	0.35	0.35	33	0.01	0.01	25.68	23.50	24.25
Third	10,292	1,698	2,094	0.63	0.63	849	0.25	0.25	26.88	22.98	25.95
Fourth	10,287	1,247	688	0.21	0.21	-	-	-	27.29	24.55	25.77
Annual	$40,787	$5,901	$5,887	1.78	1.77	$908	0.28	0.27
[1]

Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average shares for the quarters versus the weighted-average shares for the year.

[2]	The first-quarter 2004 diluted earnings per share was reduced by $0.01 in the Discontinued Operations column to correct a miscalculation.

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

The financial statements of AT&T Inc. (AT&T) have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. Management has made available to Ernst & Young LLP all of AT&T’s financial records and related data, as well as the minutes of stockholders’ and directors’ meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by AT&T is recorded, processed, summarized, accumulated and communicated to its management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure, and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.

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

Assessment of Internal Control

The management of AT&T is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. AT&T’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

AT&T management assessed the effectiveness of its internal control over financial reporting as of December 31, 2005. In making this assessment, AT&T management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. We have excluded from the scope of our assessment of internal control over financial reporting the operations and related assets of AT&T Corp., which we acquired on November 18, 2005. At December 31, 2005 and for the period from November 18 through December 31, 2005, total assets and total segment revenues subject to AT&T Corp.’s internal control over financial reporting represented 29.0% and 6.6% of AT&T’s consolidated total assets and total revenues as of and for the year ended December 31, 2005. Based on our assessment we believe that, as of December 31, 2005, AT&T’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the company’s internal control over financial reporting. The attestation report is included on page 86.

/s/ Edward E. Whitacre Jr.	/s/ Richard G. Lindner
Edward E. Whitacre Jr.	Richard G. Lindner
Chairman of the Board and	Senior Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (AT&T, formerly SBC Communications Inc.) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of AT&T's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AT&T at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2003 AT&T changed its method of recognizing revenues and expenses related to publishing directories, as well as the method of accounting for the costs of removal of long-term assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AT&T's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Antonio, Texas

February 16, 2006

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

AT&T Inc.

We have audited management’s assessment as described in the “Assessment of Internal Control”, included in the accompanying Report of Management, that AT&T Inc. (AT&T, formerly SBC Communications Inc.) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AT&T’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of AT&T’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying “Assessment of Internal Control”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of AT&T Corp., which was acquired on November 18, 2005 and is included in the 2005 consolidated financial statements of AT&T and constituted 29.0% of total assets as of December 31, 2005 and 6.6% of revenues for the year then ended. Our audit of internal control over financial reporting of AT&T also did not include an evaluation of the internal control over financial reporting of AT&T Corp.

In our opinion, management’s assessment that AT&T maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AT&T maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AT&T as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of AT&T and our report dated February 16, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Antonio, Texas

February 16, 2006