Form 10-K, Exhibit 13
AT&T INC.
filed 2008-02-27
CIK 732717

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:	2007	2006	[2]	2005	[3]	2004	2003
Financial Data [1]
Operating revenues	$118,928	$63,055		$43,764		$40,733	$40,498
Operating expenses	$98,524	$52,767		$37,596		$34,832	$34,214
Operating income	$20,404	$10,288		$6,168		$5,901	$6,284
Interest expense	$3,507	$1,843		$1,456		$1,023	$1,191
Equity in net income of affiliates	$692	$2,043		$609		$873	$1,253
Other income (expense) – net	$615	$393		$397		$1,414	$2,370
Income taxes	$6,253	$3,525		$932		$2,186	$2,857
Income from continuing operations	$11,951	$7,356		$4,786		$4,979	$5,859
Income from discontinued operations, net of tax [4]	$-	$-		$-		$908	$112
Income before extraordinary item and
cumulative effect of accounting changes	$11,951	$7,356		$4,786		$5,887	$5,971
Net income [5]	$11,951	$7,356		$4,786		$5,887	$8,505
Earnings per common share:
Income from continuing operations	$1.95	$1.89		$1.42		$1.50	$1.77
Income before extraordinary item and
cumulative effect of accounting changes	$1.95	$1.89		$1.42		$1.78	$1.80
Net income [5]	$1.95	$1.89		$1.42		$1.78	$2.56
Earnings per common share – assuming dilution:
Income from continuing operations	$1.94	$1.89		$1.42		$1.50	$1.76
Income before extraordinary item and
cumulative effect of accounting changes	$1.94	$1.89		$1.42		$1.77	$1.80
Net income [5]	$1.94	$1.89		$1.42		$1.77	$2.56
Total assets	$275,644	$270,634		$145,632		$110,265	$102,016
Long-term debt	$57,255	$50,063		$26,115		$21,231	$16,097
Construction and capital expenditures	$17,717	$8,320		$5,576		$5,099	$5,219
Dividends declared per common share [6]	$1.47	$1.35		$1.30		$1.26	$1.41
Book value per common share	$19.09	$18.52		$14.11		$12.27	$11.57
Ratio of earnings to fixed charges	4.91	5.01		4.11		6.32	6.55
Debt ratio	35.7%	34.1%		35.9%		40.0%	32.0%
Weighted-average common shares
outstanding (000,000)	6,127	3,882		3,368		3,310	3,318
Weighted-average common shares
outstanding with dilution (000,000)	6,170	3,902		3,379		3,322	3,329
End of period common shares
outstanding (000,000)	6,044	6,239		3,877		3,301	3,305
Operating Data
Wireless customers (000) [7]	70,052	60,962		54,144		49,132	24,027
In-region network access lines in service (000) [8]	61,582	66,469		49,413		52,356	54,683
Broadband connections (000) [9]	14,156	12,170		6,921		5,104	3,515
Number of employees	309,050	304,180		189,950		162,700	168,950

[1]	Amounts in the above table have been prepared in accordance with U.S. generally accepted accounting principles.
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

[3]	Our 2005 income statement amounts reflect results from AT&T Corp. for the 43 days following the November 18, 2005 acquisition. Our 2005 balance sheet and end-of-year metrics include 100% of AT&T Corp.
[4]
Our financial statements reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations. The operational results and the gain associated with the sale of that business are presented in “Income from discontinued operations, net of tax.”

[5]
Amounts include the following extraordinary item and cumulative effect of accounting changes: 2003, extraordinary loss of $7 related to the adoption of FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” and the cumulative effect of accounting changes of $2,541, which includes a $3,677 benefit related to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the “issue basis” method to the “amortization” method.

[6]	Dividends declared per common share in 2003 included three additional dividends totaling $0.25 per share above our regular quarterly dividend payout.
[7]	The number presented represents 100% of AT&T Mobility cellular/PCS customers. The 2004 number includes customers from the acquisition of AT&T Wireless Services, Inc.
[8]
In-region represents access lines serviced by our incumbent local exchange companies (in 22 states since the BellSouth acquisition and in 13 states prior to that acquisition). Beginning in 2006 the number includes BellSouth lines in service.

[9]	Broadband connections include in-region DSL lines, in-region U-verse high-speed Internet access and satellite broadband.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as “we,” “AT&T” or the “Company” throughout this document and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry both in the United States and internationally providing wireless and wireline telecommunications services and equipment as well as directory advertising and publishing services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a “Note” in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that equal or exceed 100% are not considered meaningful and are denoted with a dash.

Results of Operations
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2008 in the “Operating Environment and Trends of the Business” section.

We completed our acquisition of BellSouth Corporation (BellSouth) on December 29, 2006. We thereby acquired BellSouth’s 40% economic interest in AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC (Cingular), resulting in 100% ownership of AT&T Mobility. Our consolidated results in 2006 include BellSouth’s and AT&T Mobility’s operational results for the final two days of the year. Prior to the acquisition, we reported the income from our 60% share of AT&T Mobility as equity in net income. We completed our acquisition of AT&T Corp. (ATTC) on November 18, 2005 and have included ATTC results during 2006 and for the 43-day period ended December 31, 2005. In accordance with U.S. generally accepted accounting principles (GAAP), operating results from BellSouth, AT&T Mobility and ATTC prior to their respective acquisition dates are excluded.

				Percent Change
				2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
Operating revenues	$118,928	$63,055	$43,764	88.6%	44.1%
Operating expenses	98,524	52,767	37,596	86.7	40.4
Operating income	20,404	10,288	6,168	98.3	66.8
Income before income taxes	18,204	10,881	5,718	67.3	90.3
Net income	11,951	7,356	4,786	62.5	53.7
Diluted earnings per share	1.94	1.89	1.42	2.6	33.1

Overview
Operating income  As noted above, 2007 revenues and expenses reflect the addition of BellSouth’s and AT&T Mobility’s results while our 2006 results only include two days of their results. Additionally, 2006 revenues and expenses reflect the addition of ATTC’s results while our 2005 results include only 43 days. Accordingly, the following discussion of changes in our revenues and expenses is significantly affected by these acquisitions.

Our operating income increased $10,116, or 98.3%, in 2007 and $4,120, or 66.8%, in 2006. Our operating income margin increased from 14.1% in 2005 to 16.3% in 2006 and to 17.2% in 2007. Operating income in 2007 increased primarily due to the acquisition of BellSouth and increased in 2006 primarily due to the acquisition of ATTC. The increased operating margins reflect expense reductions through merger synergies, the addition of the higher-margined wireline operations at BellSouth in 2007 and operational improvements partially offset by additional amortization expense on those intangibles identified at the time of our acquisitions and by non-merger severance. As we amortize several merger-related intangible assets using the sum-of-the-months-digits method, amortization expense decreases as the amount of time we hold the asset increases.

Our operating income was slightly offset by the continued decline of our retail access lines due to increased competition, as customers continued to disconnect both primary and additional lines and switched to competitors’ wireless, Voice over Internet Protocol (VoIP) and cable offerings for voice and data. While we lose the wireline voice revenues, we have the opportunity to increase wireless service revenue should customers choose AT&T Mobility as their alternative provider.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Operating revenues increased $55,873, or 88.6%, in 2007 and $19,291, or 44.1%, in 2006. These increases were primarily due to our acquisitions and to an increased demand for data products. The increases were slightly offset by continued pressure on voice revenues, reflecting access line decreases, and by decreased demand for local wholesale services.

Operating expenses increased $45,757, or 86.7%, in 2007 and $15,171, or 40.4%, in 2006, primarily due to our acquisitions. Operating expenses included merger integration costs of $1,272 in 2007 and $774 in 2006, and amortization expense on intangible assets identified at the time of acquisition of $5,921 in 2007 and $943 in 2006. We are amortizing these intangibles using the sum-of-the-months-digits method, which means that we will record higher expenses in earlier periods. Partially offsetting these increases were merger synergies of approximately $3,000 in 2007 and $1,000 in 2006, reflecting progress with the integration of BellSouth, AT&T Mobility and ATTC, workforce reductions and other cost-reduction initiatives.

Interest expense increased $1,664, or 90.3%, in 2007 and $387, or 26.6%, in 2006. The increase in 2007 was primarily due to higher average debt balances resulting from the inclusion of BellSouth and AT&T Mobility outstanding debt on our consolidated balance sheet. The increase in 2006 was primarily due to recording a full year of interest expense on ATTC outstanding debt.

Equity in net income of affiliates Investments in partnerships, joint ventures and less-than-majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Prior to the December 29, 2006 BellSouth acquisition (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth. AT&T Mobility is now a wholly-owned subsidiary of AT&T, and wireless results are reflected in operating revenues and expenses in our consolidated statements of income.

Equity in net income of affiliates decreased $1,351 in 2007. The decrease in 2007 was a result of the change in accounting for AT&T Mobility to a wholly-owned subsidiary, partially offset by improved results from our investments in América Móvil S.A. de C.V. (América Móvil) and Teléfonos de México, S.A. de C.V. (Telmex). Equity in net income of affiliates increased $1,434 in 2006. The increase in 2006 was primarily due to AT&T Mobility’s improved results, of which $1,308 was our proportionate share.

Other income (expense) – net  We had other income of $615 in 2007, $393 in 2006 and $397 in 2005. Results for 2007 included gains of $409 related to a wireless spectrum license exchange, $166 in interest income, $148 from the sale of administrative buildings and other non-strategic assets and $88 from other non-operating activities. These gains were partially offset by $196 in minority interest expense.

Other income for 2006 included interest income of $377. There were no individually significant other income or expense transactions during 2006. Results for 2005 primarily included interest income of $383, a gain of $108 on the sales of shares of Amdocs Limited, American Tower Corp. (American Tower) and Yahoo! Inc. and other miscellaneous gains. These gains were partially offset by other 2005 expenses of $126 to reflect an increase in value of a third-party minority holder’s interest in an AT&T subsidiary’s preferred stock and other miscellaneous expenses.

Income taxes increased $2,728, or 77.4%, in 2007 and $2,593 in 2006. The increase in income taxes in 2007 was primarily due to higher operating income in 2007 reflecting the addition of BellSouth’s and its share of AT&T Mobility’s operating results. Our effective tax rate in 2007 was 34.4%, compared to 32.4% in 2006 and 16.3% in 2005. The increase in our effective tax rate for 2007 was primarily due to the consolidation of AT&T Mobility and an increase in income before income taxes. Prior to the consolidation of AT&T Mobility, our income before income taxes included our equity in AT&T Mobility’s after-tax net income. With consolidation, the AT&T Mobility income tax expense that was previously netted in income before income taxes is now included in our consolidated income tax expense.

The increase in income tax expense in 2006 compared to 2005 was primarily due to the higher income before income taxes in 2006 and our agreement in December 2005 with the Internal Revenue Service (IRS) to settle certain claims principally related to the utilization of capital losses and tax credits for tax years 1997 – 1999. The settlement reduced income tax expense by $902 in 2005, which also lowered our effective tax rate for 2005. (See Note 10)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Supplemental Information
To provide improved comparability versus previous results, below is a supplemental table providing pro forma consolidated operating revenues for 2005 and 2006, assuming the closing date for the BellSouth and ATTC acquisitions was January 1, 2005.

Supplemental Consolidated Operating Revenues Information
				Percent Change
	Actual	Pro Forma	Pro Forma	2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
Segment operating revenues
Voice	$40,798	$43,505	$46,849	(6.2)%	(7.1)%
Data	23,206	22,173	21,326	4.7	4.0
Wireless service	38,568	33,692	30,673	14.5	9.8
Directory	4,806	5,823	5,689	(17.5)	2.4
Other	11,550	11,861	12,268	(2.6)	(3.3)
Total Operating Revenues	$118,928	$117,054	$116,805	1.6%	0.2%

The pro forma voice revenue decline is consistent with trends and is due to access line declines reflecting competition and substitution of alternative technologies, pricing pressures due to competition, anticipated shifts of traffic by major consolidated carriers to their own networks and a continuing decline in the number of ATTC’s mass-market customers, which represent consumer and small business.

Pro forma data growth was led by an increase in Internet Protocol (IP) data revenues of 13.3% in 2007 and 14.1% in 2006, with strength in high-speed Internet, managed Internet, Virtual Private Network (VPN) and hosting services. Data transport service revenues were up 0.7% in 2007 and 3.3% in 2006, and packet-switched data revenues, which include frame relay and asynchronous transfer mode (ATM) services, were down 7.0% and 12.5%, respectively, consistent with the industry trend of customers switching to IP-based services from traditional circuit-based services.

Pro forma wireless service growth was driven by subscriber growth and strong increases in data usage, including increased messaging, browsing, downloads, media bundles and laptop and smartphone connectivity. We have historically discussed our wireless segment results on a basis that included 100% of AT&T Mobility results, and a detailed wireless service revenue discussion can be found in our “Wireless Segment Results” section.

Directory results were lower in 2007 due to the purchase accounting treatment of directories delivered by BellSouth’s advertising and publishing businesses in the 12 months prior to the merger (see Note 4). In accordance with GAAP, the deferred revenues from these books were not included in the opening balance sheet and are therefore not included in the 2007 consolidated directory revenues. Had those deferred revenues been included in 2007, directory revenues would have increased by $964. The pro forma revenues for 2005 and 2006 do not reflect this purchase accounting treatment of deferred directory revenues.

Pro forma other revenues decreased in 2007 and 2006 due to our decision to de-emphasize sales of lower-margin, stand-alone customer premises equipment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Segment Results

Our segments are strategic business units that offer different products and services and are managed accordingly. As a result of our acquisitions of BellSouth and ATTC, we revised our segment reporting to represent how we now manage our business, restating prior periods to conform to the current segments. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes (see Note 4). Each segment’s percentage of total segment operating revenue and income calculations is derived from our segment results table in Note 4 and reflects amounts before eliminations. We have four reportable segments: (1) wireless, (2) wireline, (3) advertising & publishing and (4) other.

The wireless segment accounted for approximately 35% of our 2007 total segment operating revenues as compared to 37% in 2006 and 32% of our 2007 total segment income as compared to 27% in 2006. This segment offers wireless voice and data communications services across the United States, providing cellular and PCS services. This segment reflects 100% of the results reported by AT&T Mobility, which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. Prior to the acquisition, although we analyzed AT&T Mobility’s revenues and expenses under the wireless segment, we eliminated the wireless segment in our consolidated financial statements. In our 2006 and prior consolidated financial statements we reported our 60% proportionate share of AT&T Mobility’s results as equity in net income of affiliates.

The wirelinesegment accounted for approximately 59% of our 2007 total segment operating revenues as compared to 57% in 2006 and 55% of our 2007 total segment income as compared to 47% in 2006. This segment provides both retail and wholesale landline communications services, including local and long-distance voice, switched access, IP and Internet access data, messaging services, managed networking to business customers, AT&T U-verseSM TV service (U-verse) and satellite television services through our agency agreements with EchoStar Communications Corp. (EchoStar) and the DIRECTV Group, Inc. (DIRECTV). With the BellSouth acquisition, we now provide local service in 22 states (“in-region”).

The advertising & publishing segment accounted for approximately 5% of our 2007 total segment operating revenues as compared to 4% in 2006 and 9% of our 2007 total segment income as compared to 12% in 2006. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory and Internet-based advertising. This segment also includes the results of our Internet-based advertising business, YELLOWPAGES.COM (YPC), which was a joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. For segment reporting disclosure, we have carried forward the deferred revenue and deferred cost balances for BellSouth at the acquisition date in order to reflect how the segment is managed. This is different from consolidated reporting purposes as under Statement of Financial Accounting Standards No. 141, “Business Combinations” (FAS 141), BellSouth deferred revenue and expenses from directories published during the 12-month period ending with the December 29, 2006 acquisition date are not recognized and therefore were not included in the opening balance sheet. For management reporting purposes, we continue to amortize these balances over the life of the directory (typically 12 months). Thus, our advertising & publishing segment results for 2007 include revenues of $964 and expenses of $308, related to directories published in the Southeast region during 2006, prior to our acquisition of BellSouth. These amounts are eliminated in our consolidated results (see Note 4).

The other segment accounted for approximately 1% of our 2007 total segment operating revenues as compared to 2% in 2006 and 4% of our 2007 total segment income as compared to 14% in 2006. This segment includes results from Sterling Commerce, Inc. (Sterling), customer information services, payphone, and all corporate and other operations. Additionally, this segment includes our portion of the results from our international equity investments. Prior to December 29, 2006, this segment also included our results from AT&T Mobility as equity in net income of affiliates, as discussed above.

The following tables show components of results of operations by segment. We discuss significant segment results following each table. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Wireless
Segment Results
				Percent Change
				2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
Segment operating revenues
Service	$38,678	$33,788	$30,673	14.5%	10.2%
Equipment	4,006	3,749	3,795	6.9	(1.2)
Total Segment Operating Revenues	42,684	37,537	34,468	13.7	8.9
Segment operating expenses
Cost of services and equipment sales	15,991	15,057	14,388	6.2	4.6
Selling, general and administrative	12,594	11,446	11,645	10.0	(1.7)
Depreciation and amortization	7,079	6,462	6,608	9.5	(2.2)
Total Segment Operating Expenses	35,664	32,965	32,641	8.2	1.0
Segment Operating Income	7,020	4,572	1,827	53.5	-
Equity in Net Income (Loss) of Affiliates	16	40	(11)	(60.0)	-
Minority Interest [1]	(198)	(169)	(103)	(17.2)	(64.1)
Segment Income	$6,838	$4,443	$1,713	53.9%	-
[1]	Minority interest is recorded as “Other Income (Expense) – Net” in the consolidated statements of income.

Accounting for AT&T Mobility
The wireless segment reflects 100% of the results reported by AT&T Mobility (formerly Cingular), which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition, at which time it became a wholly-owned subsidiary of AT&T. Prior to the BellSouth acquisition (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth. This means that our consolidated results in 2006 and 2005 included our 60% share of AT&T Mobility’s results in “Equity in net income of affiliates” in our consolidated statements of income. Following the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary and AT&T Mobility’s results are included as operating revenues and expenses in our consolidated statements of income. Accordingly, results from this segment for the last two days of 2006 were included in our operating revenues and expenses and not in the “Equity in net income (loss) of affiliates” line. However, for all the periods presented, the wireless segment reflects 100% of the results reported by AT&T Mobility based on the management of the business.

Dobson Acquisition
In November 2007, we acquired Dobson Communications Corporation (Dobson). Dobson marketed wireless services under the Cellular One brand and had provided roaming services to AT&T subsidiaries since 1990. Dobson had 1.7 million subscribers across 17 states, mostly in rural and suburban areas with a population covered of more than 12.6 million people. Dobson was incorporated into our wireless operations subsequent to our acquisition. Our 2007 results included net revenue of $141 and expense of $109 from Dobson.

Wireless Customer and Operating Trends
As of December 31, 2007, we served 70.1 million wireless customers, compared to 61.0 million at December 31, 2006 and 54.1 million at December 31, 2005. Approximately 70% of our wireless customer net additions in 2007 were retail customer additions, and 75% of these additions were postpaid customer additions. Contributing to our net additions and retail customer growth was improvement in customer turnover (customer churn) levels due to our strong network performance and attractive products and services offerings, including the Apple iPhone, which were partially offset by a slowing growth rate of new wireless users reflecting a maturing domestic wireless industry. The improvement in churn levels benefited from network and customer service improvements and continued high levels of advertising. Also contributing to the increase in net additions was a significant increase in prepaid gross additions. Gross customer additions were 20.1 million in 2007, 19.2 million in 2006 and 18.5 million in 2005. Postpaid customer gross additions declined primarily due to higher postpaid market penetration and market maturation, as well as lower industry postpaid churn.

As the wireless industry continues to mature, we believe that future wireless growth will become increasingly dependent on our ability to offer innovative services, which will encourage existing customers to upgrade their current services and handsets and will attract customers from other providers, as well as on our ability to minimize customer churn. Average service revenue per user/customer (ARPU) increased 2.2% compared to 2006 primarily due to increased data services ARPU growth. In 2007, data services ARPU grew 46.9% compared to 2006. The continued increase in data revenue was related to increased use of text messaging, Internet access, e-mail and other data services, which we expect to grow as we continue expanding our third-generation (3G) services. The growth in data ARPU was partially offset by a decline in voice service ARPU of 4.1% compared to 2006, reflecting a higher percentage of prepaid and reseller customers, which provide significantly lower ARPU than postpaid customers, and continued shifts to all-inclusive rate plans that offer lower monthly charges. We expect continued pressure on voice service ARPU.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

ARPU declined 1.1% in 2006 due to decreases in local service, net roaming and other revenue per customer mostly offset by a 44.8% increase in data ARPU and increased long-distance revenue per customer. In 2006, local service revenue per customer declined primarily due to the two reasons discussed above as well as free mobile-to-mobile plans that allow our wireless customers to call other AT&T Mobility customers at no charge and, to a lesser extent, Rollover® minutes. An increase in customers on Rollover plans tends to lower ARPU, since unused minutes (and associated revenue) are deferred until subsequent months for up to one year.

The effective management of customer churn also is critical to our ability to maximize revenue growth and to maintain and improve margins. Customer churn is calculated by dividing the aggregate number of wireless customers who cancel service during each month in a period by the total number of wireless customers at the beginning of each month in that period. Our customer churn rate was 1.7% in 2007, down from 1.8% in 2006 and 2.2% in 2005. The churn rate for postpaid customers was 1.3% in 2007, down from 1.5% in 2006 and 1.9% in 2005. The decline in postpaid churn reflects higher network quality, more affordable rate plans and broader network coverage as well as exclusive devices and free mobile-to-mobile calling among our wireless customers. Churn levels were slightly negatively impacted by ongoing transition of customers from our older analog and Time Division Multiple Access (TDMA) platforms to our advanced Global System for Mobile Communication (GSM) network. We plan to cease operating our analog and TDMA networks in early 2008. The increasing mix of prepaid and reseller customers in our customer base are also expected to pressure churn rates in the future.

Wireless Operating Results
Our wireless segment operating income margin was 16.4% in 2007, 12.2% in 2006 and 5.3% in 2005. The higher margin in 2007 was primarily due to revenue growth of $5,147, which exceeded our increase in operating expenses of $2,699. The higher margin in 2006 was primarily due to revenue growth of $3,069, which exceeded our increase in operating expenses of $324.

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Service revenues increased $4,890, or 14.5%, in 2007 and $3,115, or 10.2%, in 2006 and consisted of:
•
Data revenue increases of $2,692, or 63.3%, in 2007 and $1,579, or 59.0%, in 2006. The increase in 2007 is primarily due to the increased number of data users and an increase in data ARPU of 46.9%, which primarily resulted from increased use of text messaging, e-mail, data access and media bundling services. Our significant data growth also reflects an increased number of subscribers using our 3G network. The increase in 2006 was related to increased use of text messaging and Internet access services, which resulted in an increase in data ARPU of 44.8%. Data service revenues represented approximately 18.0% of our wireless segment service revenues in 2007 and 12.6% in 2006.

•
Voice revenue increases of $2,135, or 7.3%, in 2007 and $1,592, or 5.8%, in 2006. The increase in 2007 was primarily due to an increase in the number of average wireless customers of approximately 12.1%, partially offset by a decline in voice ARPU of 4.1%. The increase in 2006 was primarily due to an increase in the average number of wireless customers of 11.5%, partially offset by competitive pricing pressures and the impact of various all-inclusive calling and prepaid plans. Included in voice revenues for both periods were increases in long-distance and net roaming revenue due to increased international usage.

Equipment revenues increased $257, or 6.9%, in 2007 and decreased $46, or 1.2%, in 2006. The increase in 2007 was due to higher handset revenues reflecting increased gross customer additions and customer upgrades to more advanced handsets, partially offset by increased equipment discounts and rebate activity. The slight decrease in 2006 was due to a decline in handset revenues as a result of increased rebates and equipment return credits and lower priced handsets, mostly offset by increased sales of handset units, handset upgrades and accessories.

Cost of services and equipment sales expenses increased $934, or 6.2%, in 2007 and $669, or 4.6%, in 2006. The 2007 increase was primarily due to increased equipment sales expense of $1,140 due to the overall increase in sales as well as an increase in sales of higher-cost 3G devices, the introduction of the Apple iPhone handset and an increase in the number and per-unit cost of handset accessory sales. Total equipment costs continue to be higher than equipment revenues due to the sale of handsets below cost, through direct sales sources, to customers who committed to one-year or two-year contracts or in connection with other promotions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Cost of services declined $206 in 2007. This decline was due to lower interconnect, roaming and long-distance expenses related to network and systems integration and cost-reduction initiatives, as well as cost reductions from the continued migration of network usage from the T-Mobile USA (T-Mobile) network in California and Nevada to our networks in these states. Our remaining purchase commitment to T-Mobile for this transition period was $51 at December 31, 2007. These decreases were partially offset by higher network usage, with increases in total system minutes of use (MOU) of 13.5%, and associated network system expansion and increased network equipment costs.

Expenses increased in 2006 primarily due to increases in network usage and associated network system expansion. Cost of services increased $492, or 5.3%, in 2006 due to the following:
•	Increases in network usage with a total system MOU increase of 20.6% related to the increase in customers. Additionally, average MOUs per customer increased 8.2%.
•	Higher roaming and long-distance costs, partially offset by a decline in reseller expenses. The reseller decrease resulted from a decrease in MOUs on the T-Mobile network of more than 50% for 2006.
•	Integration costs, primarily for network integration, of $229.

Equipment sales expenses increased $177, or 3.5%, in 2006 due to increased handset upgrades of 11.2% and an increase in the average cost per upgrade and accessory sold, partially offset by a decline in the average cost per handset sold to new customers.

Selling, general and administrative expenses increased $1,148, or 10.0%, in 2007 and decreased $199, or 1.7%, in 2006.

The increase in selling, general and administrative expenses in 2007 was due to the following:
•
Increases in selling expenses of $572 due to increases in sales and advertising expenses and Apple iPhone-related costs, partially offset by a decrease in net commission expense, which was consistent with the increase in prepaid plan sales as a percentage of total retail sales.

•
Increases of $572 in customer service and other expenses primarily due to increased bad-debt expense of $338 and other support costs of $234, partially offset by a decline of $191 in billing expenses, lower information technology (IT) costs and customer service expenses.

•	Increases in upgrade commission and residual expenses of $195 due to increased prepaid plan costs and higher handset upgrade activity.

The decline in selling, general and administrative expenses in 2006 was due to the following:
•	Decreases in billing and bad-debt expense of $378 primarily due to fewer account write-offs and cost-savings related to transitioning to one billing system.
•
Decreases in other administrative expense of $106 due to a decline in legal-related expenses, lower employee costs and employee-related benefits due to a decrease in the number of employees, lower IT and other professional services expense and a federal excise tax refund accrual.

•	Decreases in customer service expense of $87 due to a decline in the number of outsourced call center professionals and lower billing expenses.
•	Increases of $147 primarily related to increased prepaid card replenishment costs and higher migration and upgrade transaction costs.
•	Increases in other expense of $129 due to higher warranty, refurbishment and freight costs.
•
Increases in selling expense of $96 due to an increase in sales expense, partially offset by a decrease in net commission expenses. The decline in net commission expense was due to reductions in average activation and agent branding expense, partially offset by an increase in direct commission expense.

The expenses above also include merger integration costs of $123 in 2006, such as employee-termination costs, rebranding and advertising and customer service and systems integration costs.

Depreciation and amortization increased $617, or 9.5%, in 2007 and decreased $146, or 2.2%, in 2006. The increase in 2007 was primarily due to an increase of $1,522 in amortization of identifiable intangible assets related to our acquisition of BellSouth’s 40% ownership interest, partially offset by declining amortization of identifiable AT&T Wireless Services, Inc. (AWE) intangible assets acquired by AT&T Mobility in 2004, which are principally amortized using the sum-of-the-months-digits method of amortization. Expenses also increased due to accelerated depreciation on TDMA assets and ongoing capital spending for network upgrades and expansion. The 2007 increase was partially offset by decreases in depreciation expense of $905 in 2007 due to certain network assets becoming fully depreciated and purchase accounting adjustments on certain network assets related to acquiring BellSouth’s 40% ownership interest of AT&T Mobility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

The decline in 2006 was due to a decline in amortization expenses of $449 attributable to the AWE intangible assets mentioned above, which are amortized using an accelerated method of amortization. This decline was partially offset by an increase in depreciation expense of $303 in 2006 primarily due to depreciation associated with the property, plant and equipment related to ongoing capital spending for our GSM network, which was slightly offset by expense declines due to equipment that had become fully depreciated in 2006.

Wireline
Segment Results
				Percent Change
				2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
Segment operating revenues
Voice	$41,630	$33,714	$24,180	23.5%	39.4%
Data	24,075	18,317	10,783	31.4	69.9
Other	5,872	5,447	3,491	7.8	56.0
Total Segment Operating Revenues	71,577	57,478	38,454	24.5	49.5
Segment operating expenses
Cost of sales	30,214	26,693	17,464	13.2	52.8
Selling, general and administrative	16,180	13,185	9,875	22.7	33.5
Depreciation and amortization	13,411	9,676	7,426	38.6	30.3
Total Segment Operating Expenses	59,805	49,554	34,765	20.7	42.5
Segment Income	$11,772	$7,924	$3,689	48.6%	-

Operating Margin Trends
Our wireline segment operating income margin was 16.4% in 2007, compared to 13.8% in 2006 and 9.6% in 2005. Our wireline segment operating income increased $3,848, or 48.6%, in 2007 and $4,235 in 2006 primarily reflecting the addition of BellSouth’s operating results in 2007 and ATTC’s operating results in 2006. Results for 2007 reflect lower expenses as a result of merger synergies and the addition of higher-margined operations of BellSouth, partially offset by merger-related charges and additional amortization expense on those intangibles identified at the time of our acquisitions of BellSouth and ATTC. Our operating income continued to be pressured by access line declines due to increased competition, as customers disconnected both primary and additional lines and switched to alternative technologies, such as wireless, VoIP and cable for voice and data. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and voice. For example, we have the opportunity to increase wireless segment revenues if customers choose AT&T Mobility as an alternative provider.

Operating income and margins increased in 2006 primarily due to lower expenses as a result of merger synergies partially offset by additional amortization expense on those intangibles identified at the time of our acquisition of ATTC and lower voice revenue as a result of continued in-region access line declines due to the reasons mentioned above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Voice revenues increased $7,916, or 23.5%, in 2007 and $9,534 or 39.4%, in 2006 primarily due to the acquisitions of BellSouth and ATTC. Included in voice revenues are revenues from local voice, long-distance and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.

•
Local voice revenues increased $6,831, or 38.4%, in 2007 and $826, or 4.9%, in 2006. The increase in 2007 was primarily due to the acquisition of BellSouth, which increased local voice revenues approximately $8,040. Local voice revenues also increased in 2007 due to pricing increases for regional telephone service, custom calling features and inside wire maintenance agreements. Local voice revenues in 2007 and 2006 were negatively impacted by expected declines in revenues from ATTC’s mass-market customers to which no proactive marketing occurs and from customer demand-related declines for calling features and inside wire agreements. We expect our local voice revenue to continue to be negatively affected by increased competition, including customers shifting to competitors’ alternative technologies and the disconnection of additional lines for DSL service and other reasons.

•
Long-distance revenues increased $761, or 5.3%, in 2007 primarily due to the acquisition of BellSouth, which increased long-distance revenues approximately $2,075 and $9,256 in 2006, primarily due to the acquisition of ATTC. Contributing to the revenue increases in 2007 and 2006 were continuing higher long-distance penetration levels in our original 13-state region. These increases were primarily offset by a continuing decrease in demand for long-distance service, mostly due to an expected decline in ATTC’s mass-market customers. Our long-distance revenue increase was also partially offset by competitive pricing for large-business customers and a decrease in demand for prepaid calling cards.

•
Local wholesale revenues increased $324, or 20.9%, in 2007 and decreased $548, or 26.1%, in 2006. The increase in 2007 was primarily due to the acquisition of BellSouth, which increased local wholesale revenues approximately $615. Wholesale revenue decreased in 2007 and 2006 due to industry consolidation as certain customers moved more traffic to their own networks. We expect this trend to stabilize during 2008, absent additional consolidation.

Data revenues increased $5,758, or 31.4%, in 2007 primarily due to the acquisition of BellSouth, which increased data revenues approximately $5,230, and increased $7,534, or 69.9%, in 2006 primarily due to the acquisition of ATTC. Data revenues accounted for approximately 34% of our wireline operating revenues in 2007, 32% in 2006 and 28% in 2005. Data revenues include transport, IP and packet-switched data services.

IP data revenues increased $3,080, or 47.6%, in 2007 primarily due to the acquisition of BellSouth, which increased IP data approximately $2,235, and increased $3,044, or 88.7%, in 2006 primarily due to the acquisition of ATTC. Included in IP data revenues are DSL, dedicated Internet access, VPN and other hosting services. VPN, hosting and dedicated Internet access services contributed to IP data growth in 2007 and 2006 due to continued growth in the customer base and migration from other traditional circuit-based products.

Our transport services, which include DS1s and DS3s (types of dedicated high-capacity lines) and SONET (a dedicated high-speed solution for multisite businesses), increased $2,640, or 29.7%, in 2007 almost entirely due to the acquisition of BellSouth, which increased transport services revenues $2,730. In 2007, SONET and other transport data revenues increased due to continuing high-speed volume growth. These increases were almost entirely offset by DS1 and DS3 revenue decreases due to continuing industry pricing pressures and higher levels of customer adjustments. In 2006, transport services revenues increased $2,362, or 36.3%, primarily due to the acquisition of ATTC.

Our packet-switched services include frame relay, ATM and managed packet services and increased $38, or 1.3%, in 2007 primarily due to the acquisition of BellSouth, which increased packet-switched service revenues $265. This increase was almost entirely offset by both competitive pricing and lower demand as customers continue to shift to IP-based technology. We expect these services to continue to decline as a percentage of our overall data revenues. Packet-switched services increased $2,128 in 2006 primarily due to the acquisition of ATTC.

Other operating revenues increased $425, or 7.8%, in 2007 and $1,956, or 56.0%, in 2006. The increases were due to incremental revenue from our acquisitions of BellSouth in 2007 and ATTC in 2006. Major items included in other operating revenues are integration services and customer premises equipment, government-related services, outsourcing and state and municipal fees, which account for more than 67% of total revenue for all periods. Equipment sales and related network integration and management services decreased $274 in 2007 and $176 in 2006 primarily due to less emphasis on the sale of lower-margin equipment. Revenue also decreased by $70 in 2007 due to the recognition of intellectual property license fees in 2006 that did not recur in 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Cost of sales expenses increased $3,521, or 13.2%, in 2007 and $9,229, or 52.8%, in 2006. The increases were primarily due to incremental expenses resulting from our acquisitions of BellSouth in 2007 and ATTC in 2006. Cost of sales consists of costs we incur in order to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as salary, wage and bonus accruals. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, operator services, information technology and property taxes related to elements of our network. Pension and postretirement costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with these employees.

In addition to the impact of the BellSouth acquisition, cost of sales in 2007 increased due to the following:
•	Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, of $605.
•	Higher expenses of $225 in 2007 due to a 2006 change in our policy regarding the timing for earning vacation days, which reduced expense in 2006.
•	Salary and wage merit increases and other bonus accrual adjustments of $165.

Partially offsetting these increases, cost of sales in 2007 decreased due to:
•
Lower traffic compensation expenses (for access to another carrier’s network) of $831 primarily due to migration of long-distance calls onto our network and a lower volume of calls from ATTC’s declining national mass-market customer base.

•
Lower net pension and postretirement cost of $398, primarily due to changes in our actuarial assumptions, including the increase of our discount rate from 5.75% to 6.00% (a decrease to expense) and favorable investment returns on plan assets resulting in a decrease in the recognition of net losses from prior years.

•
Lower cost of equipment sales and related network integration services of $300, primarily due to less emphasis on sales of lower-margin equipment. Costs associated with equipment for large-business customers (as well as DSL) typically are greater than costs associated with services that are provided over multiple years.

•	Lower expenses of $163 in 2007 due to the discontinuance of DSL Universal Service Fund fees in the third quarter of 2006.

In addition to the impact of the ATTC acquisition, cost of sales in 2006 increased due to the following:
•	Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, of $163.
•
Higher benefit expenses, consisting primarily of our combined net pension and postretirement cost, increased expense $159, primarily due to changes in our actuarial assumptions, which included the reduction of our discount rate from 6.00% to 5.75% (which increases expense), and amortization of net losses on plan assets in prior years.

•
Higher traffic compensation expenses (for access to another carrier’s network) of $109 primarily due to increased volume of local traffic (telephone calls) terminating on competitor networks and wireless customers.

Partially offsetting these increases, cost of sales in 2006 decreased due to:
•
A reduction in equipment sales and related network integration services of $418, primarily due to lower demand and as a result of the September 2005 amendment of our agreement for our co-branded AT&T | DISH Network satellite TV service. Prior to restructuring our relationship with EchoStar in September 2005, we had been recording both revenue and expenses for AT&T | DISH Network satellite TV customers, resulting in relatively high initial customer-acquisition costs.

•	Lower employee levels, which decreased expenses, primarily salary and wages, by $296.
•	A change made during 2006 in our policy regarding the timing for earning vacation days decreased expenses $225.
•	Merger severance expenses in 2005 were higher than in 2006 by $176.
•	In-region weather-related repair costs incurred in 2005 that did not recur in 2006, which decreased expenses $100 in 2006.
•	Non-merger-related severance expenses in 2005, which were higher than in 2006 by $73.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Selling, general and administrative expenses increased $2,995, or 22.7%, in 2007 and $3,310, or 33.5%, in 2006. The increases were primarily due to incremental expenses resulting from our acquisitions of BellSouth in 2007 and ATTC in 2006. Selling, general and administrative expenses consist of our provision for uncollectible accounts; advertising costs; sales and marketing functions, including our retail and wholesale customer service centers; centrally managed real estate costs, including maintenance and utilities on all owned and leased buildings; credit and collection functions; and corporate overhead costs, such as finance, legal, human resources and external affairs. Pension and postretirement costs are also included to the extent that they relate to those employees.

In addition to the impact of the BellSouth acquisition, selling, general and administrative expenses in 2007 increased due to the following:
•	Salary and wage merit increases and other bonus accrual adjustments of $102.
•	Higher expenses of $96 in 2007 due to a 2006 change in our policy regarding the timing for earning vacation days, which reduced expense in 2006.
•	Higher provision for uncollectible accounts of $80.

Partially offsetting these increases, selling, general and administrative expenses in 2007 decreased due to:
•
Lower net pension and postretirement cost of $243, primarily due to changes in our actuarial assumptions, including the increase of our discount rate from 5.75% to 6.00% (a decrease to expense) and favorable investment returns on plan assets resulting in a decrease in the recognition of net losses from prior years.

•	Lower employee levels, which decreased expenses, primarily salary and wages, by $222.
•	Lower nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, of $148.

In addition to the impact of the ATTC acquisition, selling, general and administrative expenses in 2006 also increased due to the following:
•	Other wireline segment costs of $809 primarily due to advertising costs related to promotion of the AT&T brand name. In addition, other advertising expenses increased $117.
•	Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs of $103.
•
Higher benefit expenses, consisting primarily of our combined net pension and postretirement cost, increased expense $73, primarily due to changes in our actuarial assumptions, which included the reduction of our discount rate from 6.00% to 5.75% (which increases expense) and net losses on plan assets in prior years.

Partially offsetting these increases, selling, general and administrative expenses in 2006 decreased due to:
•	ATTC merger-related asset impairment charges of $349 and merger-related severance expense of $107 during 2005, which resulted in lower expenses in 2006.
•	Lower employee levels, which decreased expenses, primarily salary and wages, by $239.
•	A charge of $236 in 2005 to terminate existing agreements with WilTel Communications due to our acquisition of ATTC.
•	A change made during 2006 in our policy regarding the timing for earning vacation days, which decreased expenses $96.
•	Our provision for uncollectible accounts decreased $87, as we experienced fewer losses from our retail customers and a decrease in bankruptcy filings by our wholesale customers.

Depreciation and amortization expenses increased $3,735, or 38.6%, in 2007 and $2,250, or 30.3%, in 2006 primarily due to higher depreciable and amortizable asset bases as a result of the BellSouth acquisition in 2006 and the ATTC acquisition in 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Supplemental Information

Access Line, Broadband Connections and Video Connections Summary
Our in-region switched access lines at December 31, 2007, 2006, and 2005 are shown below and access line trends are addressed throughout this segment discussion. Because our acquisition of BellSouth has a significant effect on comparative information, we have included pro-forma amounts below as of 2006 for comparative purposes, as if the companies had been combined.

Wireline In-Region [1]
(in 000s)	Actual	Pro Forma	Actual	Actual
	2007	2006	2006	2005
Switched Access Lines
Retail Consumer	35,047	37,120	25,308	26,683
Retail Business [2]	22,754	23,295	16,714	16,871
Retail Subtotal [2]	57,801	60,415	42,022	43,554
Percent of total switched access lines	93.9%	90.9%	90.7%	88.1%

Sold to ATTC	242	1,293	1,044	1,638
Sold to other CLECs [2,3]	3,288	4,431	2,991	3,886
Wholesale Subtotal [2]	3,530	5,724	4,035	5,524
Percent of total switched access lines	5.7%	8.6%	8.7%	11.2%

Payphone (Retail and Wholesale) [4]	251	330	250	335
Percent of total switched access lines	0.4%	0.5%	0.6%	0.7%

Total Switched Access Lines	61,582	66,469	46,307	49,413

Total Broadband Connections [2,5]	14,156	12,170	8,538	6,921

Satellite service [2,6]	2,116	1,507	689	513
U-verse video	231	3	3	-
Video Connections	2,347	1,510	692	513

[1]	Wireline in-region represents access lines served by AT&T's incumbent local exchange companies (ILECs).
[2]	Prior period amounts restated to conform to current period reporting methodology.
3	Competitive local exchange carriers (CLECs).
4	Payphone lines are presented above as previously reported. Revenue from these lines is reported in the Other segment.
[5]	Broadband connections include DSL, U-verse high-speed Internet access and satellite broadband.
[6]	Satellite service includes connections under our agency and resale agreements with EchoStar and DIRECTV.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Advertising & Publishing
Segment Results
				Percent Change
				2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
Total Segment Operating Revenues	$5,851	$3,685	$3,684	58.8%	-
Segment operating expenses
Cost of sales	1,733	1,121	1,104	54.6	1.5
Selling, general and administrative	1,333	616	581	-	6.0
Depreciation and amortization	924	3	5	-	(40.0)
Total Segment Operating Expenses	3,990	1,740	1,690	-	3.0
Segment Operating Income	1,861	1,945	1,994	(4.3)	(2.5)
Equity in Net Income (Loss) of Affiliates	-	(17)	(5)	-	-
Segment Income	$1,861	$1,928	$1,989	(3.5)%	(3.1)%

Ingenio Acquisition
In December 2007, we acquired Ingenio®, a provider of Pay Per Call® technology. Ingenio will be integrated with YPC and will allow us to better serve business directory and local search customers across our entire advertising and publishing portfolio.

Accounting Impacts From the BellSouth Acquisition
Prior to the BellSouth acquisition (see Note 2), we accounted for our 66% economic interest in YPC under the equity method since we shared control equally with BellSouth. Following the BellSouth acquisition, YPC became a wholly-owned subsidiary of AT&T and its results are reflected in operating revenues and expenses in our consolidated statement of income.

For segment disclosure purposes, we have carried forward deferred revenue and deferred cost balances for BellSouth in order to reflect how the segment is managed. This is different from consolidated reporting purposes as under FAS 141 BellSouth deferred revenue and expenses from directories published during the 12-month period ending with the December 29, 2006 acquisition date are not recognized and therefore were not included in the opening balance sheet (see Note 4). For management reporting purposes, we continued to amortize these balances over the life of the directory (typically 12 months). Thus, our advertising & publishing segment results include revenue of $964 and expenses of $308 in 2007 related to directories published in the Southeast region during 2006, prior to our acquisition of BellSouth.

Operating Results
Our advertising & publishing segment operating income margin was 31.8% in 2007, 52.8% in 2006 and 54.1% in 2005. The decrease in the segment operating income margin in 2007 was primarily due to the addition of BellSouth’s operating results, including the amortization of BellSouth’s customer lists acquired as a part of the acquisition. The decrease in the segment operating income margin in 2006 was primarily the result of increased operating expenses.

Operating revenues increased $2,166, or 58.8%, in 2007, primarily due to the addition of BellSouth’s operating results, which increased operating revenues approximately $2,220 in 2007. The increase was largely driven by print advertising revenue of $1,859 and Internet advertising revenue of $200. Operating revenues in 2006 remained relatively unchanged.

Operating expenses increased $2,250 in 2007 compared to $50, or 3.0%, in 2006 primarily due to the addition of BellSouth’s operating results, which increased total operating expenses by approximately $2,110 in 2007. The increase in 2006 was primarily due to higher costs for Internet traffic, brand advertising and employee benefits.

Cost of sales increased $612, or 54.6%, in 2007 compared to $17, or 1.5%, in 2006, primarily due to the addition of BellSouth’s operating results, which increased cost of sales by approximately $550 in 2007. Publishing, commissions, paper and printing costs represent the majority of cost of sales expenses in 2007. The increase in 2006 was primarily due to higher costs for Internet traffic.

Selling, general and administrative expenses increased $717 in 2007 compared to $35, or 6.0%, in 2006 primarily due to the addition of BellSouth’s operating results, which increased selling, general and administrative expenses by approximately $645 in 2007. Employee, uncollectible and advertising-related expenses represent the majority of selling, general and administrative expenses in 2007. Increased expenses in 2006 were primarily due to increases in other advertising & publishing segment costs, including brand advertising and employee benefits of $102, partially offset by lower bad-debt expense of $74.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Depreciation and amortization expenses increased $921 in 2007, resulting from the amortization of customer lists acquired as a part of the BellSouth acquisition, which increased expenses by $915 in 2007. Depreciation and amortization expenses in 2006 remained relatively unchanged.

Other
Segment Results
				Percent Change
				2007 vs.	2006 vs.
	2007	2006	2005	2006	2005
Total Segment Operating Revenues	$2,234	$1,878	$1,731	19.0%	8.5%
Total Segment Operating Expenses	1,827	1,485	1,248	23.0	19.0
Segment Operating Income	407	393	483	3.6	(18.6)
Equity in Net Income of Affiliates	676	2,020	629	(66.5)	-
Segment Income	$1,083	$2,413	$1,112	(55.1)%	-

Our other segment operating results consist primarily of Sterling, customer information services, corporate and other operations. Sterling provides business-integration software and services. In late 2007, we announced our intention to cease our retail payphone operations by the end of 2008, which is reflected in the operating revenues and expenses discussion below.

Operating revenues increased $356, or 19.0%, in 2007 and $147, or 8.5%, in 2006. The increase in 2007 was primarily due to the addition of BellSouth’s other operations and increased operating revenue at Sterling, partially offset by decreased revenues from our retail payphone operations. The increase in 2006 was primarily due to increased intercompany revenue from our captive insurance company (shown as intersegment revenue in Note 4) and improved operating revenue at Sterling, partially offset by a decrease in revenue as a result of the sale of our paging subsidiary in November 2005.

Operating expenses increased $342, or 23.0%, in 2007 and $237, or 19.0%, in 2006. The increase in 2007 was primarily due to the addition of BellSouth’s other operations and increased operating expenses at Sterling, partially offset by decreased expenses from our retail payphone operations. The increase in 2006 was primarily due to increased operating expenses at Sterling and at our captive insurance company, partially offset by management fees paid in 2005 that did not recur in 2006.

Prior to the December 29, 2006 close of the BellSouth acquisition, our other segment included our 60% proportionate share of AT&T Mobility results as equity in net income of affiliates. As a result of the BellSouth acquisition, we own 100% of AT&T Mobility and its results for the final two days of 2006 and for the year 2007 have been excluded from equity in net income of affiliates in this segment and in our consolidated statements of income.

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

	2007	2006	2005
América Móvil	$381	$274	$198
Telmex	265	222	212
AT&T Mobility	-	1,508	200
Other	30	16	19
Other Segment Equity in Net Income of Affiliates	$676	$2,020	$629

Equity in net income of affiliates decreased $1,344 in 2007 primarily due to a change in accounting for AT&T Mobility, the results of which are no longer included in equity in net income of affiliates in 2007 due to the acquisition of BellSouth. This decrease was partially offset by an increase of $150 from América Móvil and Telmex primarily due to improved operating results. Equity in net income increased $1,391 in 2006, primarily due to the improved operating results at AT&T Mobility.

Operating Environment and Trends of the Business

2008 Revenue Trends  We expect continued expansion of our operating revenues in 2008, reflecting continuing growth in our wireless and broadband/data services. We expect our primary driver of growth to be wireless and that all our major customer categories will continue to increase their use of Internet-based broadband/data services. For our enterprise (largest) business customers, we achieved positive growth in recurring service revenues beginning in the third quarter of 2007 and expect total enterprise revenues to grow throughout 2008. Revenue growth will also reflect the increased information and technology services to be provided for under our agreements with IBM. We also expect continued revenue growth from our small and medium business customers. We expect modest growth in our consumer wireline revenues with continuing declines in traditional access lines being offset by growth in broadband and video services. We expect solid growth in broadband revenues with improvement in ARPU as customers continue to choose higher-speed services. We expect to continue to expand our U-verse service offerings with the goal of exceeding one million subscribers in service by the end of 2008.

2008 Expense Trends  Acquisition and related merger costs and the costs involved in providing services under the IBM agreements will adversely affect expenses in 2008. We expect that our operating income margin, adjusted to exclude these costs, will expand in 2008 due primarily to expected improvement in our revenues and continued cost-control measures. In particular, we expect to continue net workforce reductions and other previously identified merger synergies and to begin new cost-control initiatives in network operations, information technology and customer care. Expenses related to growth initiatives (see “Expected Growth Areas”) will apply some pressure to our operating income margin.

Operating Environment Overview
AT&T subsidiaries operating within the U.S. are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the U.S. are subject to the jurisdiction of national and supranational regulatory authorities in the markets where service is provided, and regulation is generally limited to operational licensing authority for the provision of services to enterprise customers.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating burdensome regulation. Since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained many of the extensive regulatory requirements applicable to our traditional wireline subsidiaries. We are actively pursuing additional legislative and regulatory measures to reduce or eliminate regulatory requirements that inhibit our ability to provide the full range of services demanded by our customers. For example, we are supporting regulatory and legislative efforts that would offer a streamlined process for new video service providers to compete with traditional cable television providers. In March 2007, the FCC released an order adopting rules that prohibit municipalities from making unnecessary and unreasonable demands on competitive video service providers, and which require prompt action by such localities on cable franchise applications by new entrants. In addition, states representing a majority of our local service access lines have adopted legislation that enables new video entrants to acquire a statewide or state-approved (as opposed to municipal-approved) franchise to offer video services. We also are supporting efforts to update regulatory treatment for retail services. Passage of legislation is uncertain and depends on many factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Our wireless operations are likewise subject to substantial governmental regulation. Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. While wireless communications providers’ prices and service offerings are generally not subject to state regulation, an increasing number of states are attempting to regulate or legislate various aspects of wireless services, such as in the area of consumer protection. Additionally, we have noted our opposition to proposals to impose “net neutrality” access regulation on wireless providers. We believe that the wireless industry is characterized by innovation, differentiation and competition among handset manufacturers, carriers and applications and that additional broadband regulation and new wholesale requirements are unnecessary given the state of competition and may be appropriate only in the case of market failure.

We expect that our capital expenditures will continue to be in the midteens as a percentage of total revenues in 2008. This amount includes capital for U-verse services, wireless high-speed networks and merger-integration projects (discussed in “Expected Growth Areas”). Despite a more positive regulatory outlook and these broadband opportunities, increasing competition and the growth of alternative technologies such as cable, wireless and VoIP have created significant challenges for our business.

Expected Growth Areas
We expect our wireless services and primary wireline products to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireless Segment Results” and “Wireline Segment Results”). Over the next few years we expect an increasing percentage of our growth to come from: (1) our wireless service, and (2) data/broadband, through existing and new services. We expect that our previous acquisitions will enable us to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Wireless  Wireless is our fastest-growing revenue stream and we expect to deliver continued revenue growth in the coming years. We believe that we are at the beginning of the wireless data growth curve and that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video.

Our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access 3G network technology covers most major metropolitan areas of the U.S. This technology provides superior speeds for data and video services, and it offers operating efficiencies by using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless networks also rely on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data Rates for GSM Evolution for data communications. As of December 31, 2007, we served more than 70 million customers and are the leading provider of mobile wireless voice and data communications services in the U.S.

As the wireless industry continues to mature, we believe that future wireless growth will become increasingly dependent on our ability to offer innovative services that will encourage existing customers to upgrade their services, either by adding additional or new services, such as data enhancements, or through equipment upgrades, and will attract customers from other providers, as well as our ability to minimize customer churn. We intend to accomplish these goals by continuing to expand our network coverage, improve our network quality and offer a broad array of products and services, including exclusive devices such as the Apple iPhone and free mobile-to-mobile calling among our wireless customers. The effective management of customer churn is critical to our ability to maximize revenue growth and to maintain and improve our operating margins.

U-verse Services  We are continuing to expand our deployment of U-verse high-speed broadband and TV services. As of December 31, 2007, we have passed approximately 8 million living units (constructed housing units as well as platted housing lots) and are marketing the services to almost 50 percent of those units. Our deployment strategy is to enter each market on a limited basis in order to ensure that all operating and back-office systems are functioning successfully and then expand within each market as we continue to monitor these systems. In these market expansions, we expect to continue to use contracted outside labor in addition to our employees as installers; our rate of expansion will be slowed if we cannot hire and train an adequate number of qualified contractors and technicians to keep pace with customer demand or if we cannot obtain all required local building permits in a timely fashion. We also continue to work with our vendors on improving, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule. See our “Liquidity & Capital Resources” discussion for an update on our U-verse capital spending.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

We believe that our U-verse TV service is subject to federal oversight as a “video service” under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Certain municipalities have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products, resulting in litigation. Pending negotiations and current or threatened litigation involving municipalities could delay our deployment plans in those areas. If the courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

Regulatory Developments

Set forth below is a summary of the most significant developments in our regulatory environment during 2007. While these issues, for the most part, apply only to certain subsidiaries in our wireline segment, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a precise legal description of all of those specific issues.

International Regulation  Our subsidiaries operating outside the U.S. are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large business) services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce network costs and increase our scope of fully authorized network services and products.

Federal Regulation A summary of significant 2007 federal regulatory developments follows.

Wireless
Wireless Broadband Order In March 2007, the FCC adopted a declaratory ruling stating that wireless broadband Internet access services are information services. The FCC’s decision thus places wireless broadband Internet access service on the same largely-deregulated footing as cable and wireline broadband services.

Order on Recommendations of the Hurricane Katrina Panel In October 2007, the FCC issued an order revising its previously adopted rule that was designed to improve the reliability, interoperability and recovery of telecommunications in future disasters. The original order required carriers to maintain backup power, for a specified number of hours, at certain points in the network, such as cell sites and remote terminals. The FCC revised the backup power rule due to numerous concerns raised by providers about feasibility of compliance with the original rule. Although compliance with the new rule will still require substantial effort by AT&T, it gives us additional flexibility to meet our backup power obligations by gauging compliance with reference to the original design parameters of assets, exempting assets from the backup power requirements where compliance is infeasible and permitting us to satisfy our obligations by creating a disaster recovery plan that relies on portable generators and other backup power sources.

E911 Order  In September 2007, the FCC adopted an order (the E911 Order) that would substantially increase accuracy requirements in connection with providing the location of a caller to 911 to dispatchers of emergency services. The E911 Order will become effective in April 2008. Under FCC rules, carriers are required to attempt to deliver location data to Public Safety Answering Points (PSAPs) when callers dial 911. We use a network-based location solution that employs triangulation to estimate the location of the caller. Location data for this network-based solution must be accurate within 300 meters on 95 percent of all calls and within 100 meters on 67 percent of all calls. The current rules permit these percentages to be calculated based on all calls, network-wide, for purposes of measuring location accuracy. The E911 Order would require wireless carriers to achieve E911 location accuracy measured in each of the local areas served by the approximately 6,000 PSAPs across the country. Carriers would have until September 2012 to achieve PSAP-level accuracy, and would have to demonstrate compliance with certain incremental location accuracy benchmarks in 2008 and 2010. The PSAP-level accuracy requirement in the E911 Order is not attainable throughout our wireless network using currently available commercial technology.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

We are considering all avenues for review of the E911 Order, including through an appeal or a petition for reconsideration. Depending on technological developments, the interpretation of the final order and the resolution of any appeals, we could be required to make significant capital expenditures to implement and maintain compliance with this order.

Wireless Universal Service  Our wireless subsidiary, AT&T Mobility, is currently an Eligible Telecommunications Carrier (ETC) for purposes of receiving federal universal service support in certain states. To maintain these designations, the state must certify that the carrier is entitled to receive the funds for the subsequent calendar year based on federal and applicable state ETC requirements. We are certified for each relevant state for 2008. In May 2007, the Federal-State Joint Board on Universal Service recommended applying a funding cap to the amount of universal service support received by competitive ETCs. Moreover, in order to obtain approval for our acquisition of Dobson, we agreed to a voluntary cap on our receipt of federal universal service high-cost support. The cap will be set at the amount of wireless universal service support we received as of June 30, 2007, which was approximately $225. Additionally, the FCC is considering an order that would adopt the Joint Board’s recommendation to cap all competitive ETC high-cost funding. If the FCC adopts such an order, we anticipate that our company-specific cap on high-cost support will be replaced with that industrywide cap.

Wireline
Video Service Order  In March 2007, the FCC issued an order adopting rules to implement the Cable Act’s prohibition against local franchising authorities unreasonably refusing to award competitive franchises for the delivery of cable services, which it found had created unreasonable barriers to entry that impede the goals of increasing competition and promoting broadband deployment. This order should facilitate our entry into the video market by reducing or removing entry barriers posed by municipalities that have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products. This order does not preempt state laws that streamline the franchising process by, for example, establishing state-wide cable franchises. Such laws have been enacted in over half of the states in which we operate.

Video Program Access Order  In October 2007, the FCC released an order and Further Notice of Proposed Rule Making addressing video programming issues. The order extends for five years the exclusive contract prohibition of the Communications Act, which bans exclusive contracts for satellite cable programming and satellite broadcast programming between vertically integrated programming vendors and cable operators. The order also improves the FCC’s program access complaint procedures by strengthening the discovery rules and requiring production of information necessary to adjudicate a complaint.

Special Access  In January 2005, the FCC commenced a broad examination of the regulatory framework applicable to interstate special access services provided by price-capped local exchange carriers. In a July 2007 notice, the FCC invited interested parties to update the record in that proceeding in light of industry developments since 2005. If the FCC were to modify this regulatory framework (such as by mandating further reductions in special access rates), it might negatively impact our operating results.

Broadband Forbearance Order  In October 2007, the FCC adopted an order eliminating some regulations and certain “Computer Inquiry” rules previously applicable to optical and packet-switched broadband transmission services provided by our operating companies. Consequently, our operating companies will no longer be subject to, among other things, the FCC’s tariff filing requirements or price cap rules for Frame Relay, ATM, Ethernet, Remote Network Access, SONET, Optical Network or Wave-based broadband services. This order gives us substantial flexibility to offer individually tailored contractual arrangements that better meet our customers’ needs while enabling us to reduce costs and operate more efficiently.

Long-Distance Non-Dominance Order  In August 2007, the FCC adopted an order granting regulatory relief to AT&T, Verizon Communications Inc. (Verizon) and Qwest Communications International Inc. and their independent incumbent local exchange carrier affiliates (e.g., AT&T Connecticut). This relief allows us to provide interstate long-distance services free from both structural separation requirements and dominant carrier regulation (e.g., tariffing and price cap requirements), subject to certain limited conditions. As a result of the FCC’s order, our business units will be able to integrate functions across organizations and jointly plan business operations more efficiently than previously possible. We anticipate that this relief will lower our administrative costs and improve our responsiveness to customers. In addition, the FCC eliminated the equal access scripting requirement, which had required AT&T’s customer service representatives to inform new local telephone service customers of the availability of long-distance service from other carriers and to read a list of such carriers to the customer upon request.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

State Regulation  A summary of significant 2007 state regulatory developments follows.

Video Service Legislation  A number of states in which we operate have adopted legislation or issued clarifying opinions that will make it easier for telecommunications companies to offer video service.

California High Cost Fund  In June 2006, the California Public Utilities Commission (CPUC) opened a rulemaking to review the California High Cost Fund B (CHCF-B). The CHCF-B program was established in 1996 and was designed to support universal service goals by ensuring that basic telephone service remains affordable in high-cost areas within the service territories of the state’s major incumbent local exchange carriers, such as our AT&T subsidiaries. In September 2007, the CPUC adopted a decision that changed how the CHCF-B was calculated, which we estimate will reduce our payments from the CHCF-B by approximately $160 in 2008 and $260 in 2009. In the same decision, the CPUC stated that AT&T and other carriers could recover lost payments from the fund by exercising pricing flexibility to increase rates for services other than the basic residential rate (such as bundles), authorized an increase in the basic residential rate by the Consumer Price Index in 2008 and a lifting of the existing rate cap on the basic residential rate in 2009. In a December 2007 decision in the same proceeding, the CPUC established a $100 California Advanced Services Fund to encourage the deployment of broadband facilities to unserved and underserved areas of California to become effective sometime in 2008. We are unable at this time to determine the extent to which AT&T might be able to qualify for payments from this fund.

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

We are an eligible bidder in the FCC 700 MHz spectrum auctions that began in January 2008, and in 2007, we agreed to purchase additional spectrum licenses covering 196 million people in the 700 MHz frequency band. (See “Wireless Spectrum” discussed in “Other Business Matters”). The availability of this additional spectrum from the auctions could increase competition, the effectiveness of existing competition, or result in new entrants in the wireless arena.

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2008 from multiple providers in various markets, including wireless, cable and other VoIP providers, interexchange carriers and resellers. At this time, we are unable to quantify the effect of competition on the industry as a whole, or financially on this segment. However, we expect both losses of market share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services, broadband and long-distance service.

In most markets, we compete with large cable companies, such as Comcast Corporation, Cox Communications, Inc. and Time Warner Inc., for local, high-speed Internet and video services customers and other smaller telecommunications companies for both long-distance and local services customers. Substitution of wireless and Internet-based services for traditional local service lines also continues to increase.

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

In addition to these wholesale rate and service regulations noted above, our wireline subsidiaries (excluding rural carrier affiliates) operate under state-specific elective “price-cap regulation” for retail services (also referred to as “alternative regulation”) that was either legislatively enacted or authorized by the appropriate state regulatory commission. Under price-cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate-of-return requirements. Price-cap rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules. Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation and subsequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our AT&T U-verse service and our relationships with satellite television providers. We will continue to develop innovative products that capitalize on our expanding fiber network.

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, CLECs, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Equant, British Telecom and SingTel; as well as competition from a number of large systems integrators, such as Electronic Data Systems.

Advertising & Publishing
Our advertising & publishing subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet. We actively compete on the Internet through our wholly-owned subsidiary, YPC.

Accounting Policies and Standards

Significant Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The policies below are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Uncollectibles  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends; as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad-debt allowances are adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately $140.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. One of the most significant of these assumptions is the return on assets assumption, which was 8.5% for the year ended December 31, 2007. This assumption will remain unchanged for 2008. If all other factors were to remain unchanged, we expect that a 1% decrease in the expected long-term rate of return would cause 2008 combined pension and postretirement cost to increase $814 over 2007. The 10-year return on our pension plan assets was 9.18% through 2007. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years. This methodology did not have a significant additional effect on our 2007, 2006 or 2005 combined net pension and postretirement costs. Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2007. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than three-fourths of our total plant in service) would result in a decrease of between approximately $1,810 and $1,860 in our 2008 depreciation expense and that a one-year decrease would result in an increase of between $2,230 and $2,330 in our 2008 depreciation expense.

Asset Valuations and Impairments  We account for acquisitions using the purchase method as required by FAS 141. Under FAS 141, we allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, tradenames and licenses. In determining the future cash flows we consider demand, competition and other economic factors.

Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation, not of valuation, and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives. Alternatively, we could have chosen to amortize customer relationships using the straight-line method, which would allocate the cost equally over the amortization period. Amortization of other intangibles, including patents and amortizable tradenames, is determined using the straight-line method of amortization over the expected remaining useful lives. We do not amortize indefinite-lived intangibles, such as wireless FCC licenses or certain tradenames. (See Note 6)

Goodwill is not amortized but is tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). We review goodwill, indefinite-lived intangibles and other long-lived assets for impairment under FAS 142 or Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” either annually or whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine that the asset is recoverable, we verify that the expected future cash flows directly related to that asset exceed its fair value, which is based on the undiscounted cash flows. The discounted cash flow calculation uses various assumptions and estimates regarding future revenue, expense and cash flows projections over the estimated remaining useful life of the asset.

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

Income Taxes  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 10 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of our tax returns by federal, state or foreign tax authorities. We have considered these potential changes and, for years prior to 2007, have provided amounts within our deferred tax assets and liabilities that reflect our judgment of the probable outcome of tax contingencies (see Note 10). In 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) and began accounting for uncertain tax positions under the provisions of FIN 48 (see Note 1). As required by FIN 48, we use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our unrecognized tax benefits may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

New Accounting Standards

FAS 141(R) In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (FAS 141(R)). FAS 141(R) is a revision of FAS 141 and requires that costs incurred to effect the acquisition (i.e., acquisition-related costs) be recognized separately from the acquisition. In addition, in accordance with FAS 141, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. FAS 141(R) requires the acquirer to recognize those costs separately from the business combination. We are currently evaluating the impact that FAS 141(R) has on our accounting for acquisitions prior to the effective date of the first fiscal year beginning after December 15, 2008.

FAS 159  In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value, thereby providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for fiscal years beginning after November 15, 2007. We elected not to adopt the fair value option for valuation of those assets and liabilities which are eligible, therefore there is no impact on our financial position and results of operations.

FAS 160  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (FAS 160). FAS 160 requires noncontrolling interests held by parties other than the parent in subsidiaries be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. FAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact FAS 160 will have on our financial position and results of operations.

EITF 06-4  In March 2007, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (EITF 06-4). EITF 06-4 covers endorsement split-dollar life insurance arrangements (where the company owns and controls the policy) and provides that an employer should recognize a liability for future benefits in accordance with Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” EITF 06-4 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact EITF 06-4 will have on our financial position and results of operations.

EITF 06-11  In June 2007, the EITF ratified the consensus on EITF 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 provides that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for nonvested equity-classified share-based awards and equity-classified outstanding share options should be recognized as an increase to additional paid-in capital rather than a reduction of income tax expense. EITF 06-11 applies prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal periods beginning after December 15, 2007. EITF 06-11 will not have a material impact on our financial position and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Other Business Matters

Spectrum Licenses  In October 2007, we agreed to purchase spectrum licenses covering 196 million people in the 700 MHz frequency band from Aloha Partners, L.P. for $2,500. The spectrum covers many major metropolitan areas, including 72 of the top 100 and all of the top 10 markets in the U.S. We closed this transaction in February 2008. Additionally, we are an eligible bidder in the FCC wireless spectrum auctions which began in January 2008.

Spectrum Sale  In February 2007, we agreed to sell to Clearwire Corporation (Clearwire), a national provider of wireless broadband Internet access, education broadband service spectrum and broadband radio service spectrum valued at $300. The transaction received the necessary regulatory approvals and closed in May 2007. Sale of this spectrum was required as a condition to the approval of our acquisition of BellSouth.

Antitrust Litigation In 2002, two consumer class-action antitrust cases were filed in the United States District Court for the Southern District of New York (District Court) against SBC Communications Inc., Verizon, BellSouth and Qwest Communications International Inc. alleging that they have violated federal and state antitrust laws by agreeing not to compete with one another and acting together to impede competition for local telephone services (Twombly v. Bell Atlantic Corp., et al.). In October 2003, the District Court granted the joint defendants’ motion to dismiss and the plaintiffs appealed. In October 2005, the United States Court of Appeals for the Second Circuit Court (Second Circuit) reversed the District Court, thereby allowing the cases to proceed. In June 2006, the Supreme Court of the United States (Supreme Court) announced its decision to review the case. In May 2007, the Supreme Court reversed the Second Circuit’s decision and remanded the case to the Second Circuit for further proceedings consistent with its opinion; we are awaiting formal dismissal of the case.

Retiree Phone Concession Litigation  In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell, and Ameritech, contend that the telephone concession provided by the company is, in essence, a “defined benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On October 3, 2006, the Court certified two classes. The issue of whether the concession is an ERISA pension plan was tried before the judge the week of November 26, 2007. The court has rendered no decision. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely, but will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation  There are 24 pending lawsuits that allege that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency (NSA) in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs allege that the defendants have disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which Plaintiffs were a party. Plaintiffs seek damages, a declaratory judgment, and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act, the Electronic Communications Privacy Act, and other federal and California statutes. We filed a motion to dismiss the complaint. The United States asserted the “state secrets privilege” and related statutory privileges and also filed a motion asking the court to either dismiss the complaint or issue a summary judgment in favor of the defendants. The Court denied the Motions to Dismiss of both parties. Specifically, the Court ruled that the state secrets privilege does not prevent AT&T from asserting any statutory defense it may have, as appropriate, regarding allegations that it assisted the government in monitoring communication content. However, with regard to the calling records allegations, the Court noted that it would not require AT&T to disclose what relationship, if any, it has with the government. We and the U.S. government filed interlocutory appeals in July 2006. The case was argued before a panel of the U.S. Court of Appeals for the Ninth Circuit on August 15, 2007. We are awaiting a decision. Management believes these actions are without merit and intends to vigorously defend these matters.

Prepaid Calling Card Patent Litigation On September 14, 2007, a jury in Texas found that ATTC willfully infringed two patents owned by TGIP Inc. (TGIP) relating to point-of-sale prepaid cards sold by ATTC and awarded TGIP $156 in damages. (TGIP Inc. v. AT&T Corp. et al., U.S. District Court for the Eastern District of Texas). The jury’s finding of willfulness also entitled TGIP to ask the judge to award additional damages up to treble the jury verdict. On September 28, 2007, AT&T filed a motion requesting that the Court overturn the jury’s verdict as a matter of law. On October 29, 2007, the Court overturned the jury’s finding of infringement, the jury’s $156 award of damages and the jury’s finding of willfulness. TGIP has appealed the Court's decision and oral argument on their appeal is likely to be held later in the third quarter of 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Broadcom Patent Dispute  A number of our handsets, as well as those provided by other wireless carriers, are subject to a patent dispute at the U.S. International Trade Commission (ITC) between Broadcom Corporation and Qualcomm Incorporated (Qualcomm). Currently, the U.S. ITC’s exclusion order applicable to certain Qualcomm technology is stayed pending a decision by the appeals court. We anticipate a decision will not occur before late in the second quarter of 2008. We continue to take steps to mitigate the effects on us. However, if no resolution were to occur, future costs and availability of handsets using Qualcomm chips could be adversely affected.

Liquidity and Capital Resources

We had $1,970 in cash and cash equivalents available at December 31, 2007. Cash and cash equivalents included cash of $889 and money market funds and other cash equivalents of $1,081. Cash and cash equivalents decreased $448 since December 31, 2006. During 2007, cash inflow was primarily provided by cash receipts from operations, the issuance of long-term debt, net cash received from dispositions of non-strategic real estate and the sale of marketable securities and other assets. These inflows were offset by cash used to meet the needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, repurchase of common shares, the repayment of debt, dividends to stockholders and payment of interest on debt. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2007, cash provided by operating activities was $34,072 compared to $15,615 in 2006. Operating cash flows increased primarily due to an increase in operating income reflecting additional cash provided by the BellSouth acquisition and our success in achieving merger synergies and operational efficiencies, partially offset by increased interest payments of approximately $1,800 and tax payments of $1,200. During 2007, tax payments were higher due primarily to a $1,000 deposit related to the IRS examination of our 2000 – 2002 income tax returns. The timing of cash payments for income taxes, which is governed by the IRS and other taxing jurisdictions, will differ from the timing of recording tax expense and deferred income taxes, which are reported in accordance with GAAP.

During 2006, our primary source of funds was cash from operating activities of $15,615 compared to $12,974 in 2005. Operating cash flows increased primarily due to an increase in net income of more than $2,500 and additional cash provided by the ATTC acquisition, partially offset by increased tax payments of $739 in 2006. Tax payments were higher primarily due to increased income before income taxes. Tax payments in 2006, include a refund from the completion of the ATTC federal income tax audit covering 1997 – 2001.

Cash Used in or Provided by Investing Activities
During 2007, cash used in investing activities consisted of:
•	$17,717 in construction and capital expenditures.
•	$2,200, net of cash acquired, related to the acquisition of Dobson, a provider of rural and suburban wireless communications services.
•	$579 for investments in debt and equity securities.
•	$316 related to the acquisition of Ingenio, a provider of Pay Per Call search and directory solutions, and Interwise, a provider of voice, Web and video conferencing services.
•	$190 to satisfy an obligation to Alaska Native Wireless, LLC to acquire wireless spectrum and the acquisition of an additional ownership interest in Cellular Communications of Puerto Rico.
•	$136 related to the acquisition of wireless and media rights, intellectual property and other strategic assets.

In October 2007, we agreed to purchase spectrum licenses in the 700 MHz frequency band from Aloha Partners, L.P. for approximately $2,500. We closed this transaction in February 2008. Additionally, we are an eligible bidder in the FCC wireless spectrum auctions which began in January 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Net cash provided by investing activities for 2007 was $2,663 and consisted of net proceeds of $1,594 from dispositions of non-strategic assets, $1,033 from the sale of marketable and equity securities and $36 related to other activities. Proceeds from dispositions included the following:
•	$1,137 from the sale of properties and other non-strategic assets.
•	$301 from the sale of spectrum to Clearwire Corporation, which includes interest.
•	$156 related to T-Mobile’s exercise of its option to purchase an additional 10 MHz of spectrum in the San Diego market, the sale of cost investments and the sale of wireless towers.

To provide high-quality communications services to our customers, we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory considerations. Capital expenditures in the wireline segment, which represented approximately 77% of our capital expenditures, increased 68% in 2007, reflecting the acquisition of BellSouth. Our capital expenditures are primarily for our wireline subsidiaries’ networks, our U-verse services, merger-integration projects and support systems for our long-distance service. Because of opportunities made available by the continued changing regulatory environment and our acquisitions of ATTC and BellSouth, we expect that our capital expenditures for 2008, which include wireless network expansion and U-verse services, will be in the midteens as a percentage of consolidated revenue. We expect to fund 2008 capital expenditures for our wireline and wireless segments, including international operations, using cash from operations and incremental borrowings depending on interest rate levels and overall market conditions.

During 2007, we spent $3,745 in the wireless segment primarily for Universal Mobile Telecommunications System/High-Speed Packet Access (UMTS/HSPA) network expansion, GSM/EDGE (Enhanced Data Rates for Global Evolution) network capacity expansion and upgrades, as well as for IT and other support systems for our wireless service. The network capacity requirements and expansion of our UMTS/HSPA wireless networks will continue to require substantial amounts of capital through 2008. In 2008, our wireless capital expenditures should be in the lower double-digit range as a percent of our wireless revenues for the integration and expansion of our networks and the installation of UMTS/HSPA technology in a number of markets.

We spent approximately $2,500 on our U-verse services in 2007 and expect spending to be approximately $2,500 in 2008 for capital expenditures on our U-verse services for initial network-related deployment costs. We expect to pass approximately 30 million living units by the end of 2010. Additional customer activation capital expenditures are not included in this capital spending forecast. We expect that the business opportunities made available, specifically in the data/broadband area, will allow us to expand our products and services (see “U-verse Services” discussed in “Expected Growth Areas”).

The other segment capital expenditures were less than 1.5% of total capital expenditures for 2007. Included in the other segment are equity investments, which should be self-funding as they are not direct AT&T operations; as well as corporate, diversified business and Sterling operations, which we expect to fund using cash from operations. We expect to fund any advertising & publishing segment capital expenditures using cash from operations.

Cash Used in or Provided by Financing Activities
We plan to fund our 2008 financing activities through a combination of debt issuances and cash from operations. Our financing activities include funding share repurchases and the repayment of debt. We will continue to examine opportunities to fund our activities by issuing debt at favorable rates and with cash from the disposition of certain other non-strategic investments.

On March 4, 2006, our Board of Directors authorized the repurchase of up to 400 million shares of AT&T common stock. During 2007, we repurchased 267 million shares at a cost of $10,390. Share repurchases under this plan totaled approximately 351 million shares at a cost of $13,068. On December 10, 2007, our Board of Directors authorized a new share repurchase plan of 400 million shares, which replaces our previous share repurchase authorization. This new authorization represents approximately 6.6 percent of AT&T's shares outstanding at December 31, 2007 and expires at the end of 2009. We have repurchased, and intend to continue to repurchase, a portion of the shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. We will fund our additional share repurchases through a combination of cash from operations, borrowings dependent upon market conditions, and cash from the disposition of certain non-strategic investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

We paid dividends of $8,743 in 2007, $5,153 in 2006 and $4,256 in 2005, reflecting the issuance of additional shares for the BellSouth and ATTC acquisitions and dividend increases. In December 2007, our Board of Directors approved a 12.7% increase in the quarterly dividend from $0.355 to $0.40 per share. This increase recognizes our strong growth and positive outlook and follows a 6.8% dividend increase approved by AT&T's Board in December 2006. Dividends declared by our Board of Directors totaled $1.465 per share in 2007, $1.35 per share in 2006 and $1.30 per share in 2005. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to approval by our Board of Directors.

At December 31, 2007, we had $6,860 of debt maturing within one year, which included $4,939 of long-term debt maturities and $1,921 of commercial paper borrowings and other borrowings. All of our commercial paper borrowings are due within 90 days. We continue to examine our mix of short- and long-term debt in light of interest rate trends.

During 2007, we received net proceeds of $11,367 from the issuance of $11,499 in long-term debt. Debt proceeds were used for general corporate purposes and parts of the proceeds were used for repurchases of our common stock. Long-term debt issuances consisted of:
•	$2,000 of 6.3% global notes due in 2038.
•	$2,000 of 6.5% global notes due in 2037.
•	€1.25 billion of 4.375% notes due in 2013 (equivalent to U.S. $1,641 when issued).
•	$1,500 of floating-rate notes due in 2010.
•	$1,200 of 6.375% retail notes due in 2056.
•	£600 million of 5.5% notes due in 2027 (equivalent to U.S. $1,158 when issued).
•	$1,000 of 4.95% global notes due in 2013.
•	$500 of 5.625% notes due in 2016.
•	$500 of zero-coupon puttable notes due in 2022.

In February 2008, we received net proceeds of $3,972 from the issuance of $4,000 in long-term debt. The long-term debt issued consisted of the following:
•	$2,500 of 5.5% global notes due in 2018.
•	$750 of 4.95% global notes due in 2013.
•	$750 of 6.3% global notes due in 2038.

Beginning in May 2009, the $500 zero-coupon puttable note may be presented for redemption by the holder at specified dates but not more frequently than annually, excluding 2011. If the note is held to maturity in 2022, the redemption amount will be $1,030.

We entered into fixed-to-fixed cross-currency swaps on our two foreign-currency-denominated debt instruments to hedge our exposure to changes in foreign currency exchange rates. These hedges also include interest rate swaps of a fixed foreign-denominated rate to a fixed U.S.-denominated interest rate, which results in a U.S.-denominated rate of 5.31% on our Euro-denominated notes and 5.97% on our British pound sterling-denominated notes.

During 2007, debt repayments totaled $10,183 and consisted of:
•
$3,871 related to debt repayments with a weighted-average interest rate of 6.1%, which included the early redemption of debt related to a put exercise on $1,000 of our 4.2% Puttable Reset Securities and called debt of $500 with an interest rate of 7.0%.

•	$3,411 related to repayments of commercial paper and other short-term bank borrowings.
•	$1,735 related to the early redemption of Dobson debt acquired with a par value of $1,599 and a weighted-average interest rate of 9.1%.
•	$904 related to the early repayment of a Dobson long-term credit facility.
•	$218 related to the early redemption of a convertible note held by Dobson.
•	$44 related to scheduled principal payments on other debt and repayments of other borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

We have a five-year $10,000 credit agreement with a syndicate of investment and commercial banks, which we have the right to increase up to an additional $2,000, provided no event of default under the credit agreement has occurred. The current agreement will expire in July 2011. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledge assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We comply with all covenants under the agreement. At December 31, 2007, we had no borrowings outstanding under this agreement. (See Note 8)

During 2007, proceeds of $1,986 from the issuance of treasury shares were related to the exercise of stock-based compensation.

During 2007, we paid $190 to minority interest holders and $47 to terminate interest rate swaps with notional amounts totaling $1,800 acquired as a result of our acquisition of BellSouth.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our international equity investees. Our debt ratio was 35.7%, 34.1% and 35.9% at December 31, 2007, 2006 and 2005. The debt ratio is affected by the same factors that affect total capital. Total capital increased $4,146 in 2007 compared to more than $90,000 in 2006. The 2007 total capital increase was due to an increase in debt of $4,319 related to our financing activities. Our stockholders’ equity balance was down $173 and included our increase in net income and current adjustments for unrealized pension and postretirement gains, which were more than offset by our increased share repurchase activity and dividend distributions.

The primary factor contributing to the decline in our 2006 debt ratio was the acquisition of BellSouth, which increased our stockholders’ equity approximately 105% and our total long-term debt by 96%. The 2006 total capital increase was primarily due to the purchase of BellSouth (see Note 2). For 2006, our common stock outstanding and capital in excess of par value increased by $60,850 and our current and long-term debt increased by $29,226. The increase in total debt was primarily due to acquired debt from BellSouth and AT&T Mobility of $28,321, an increase in commercial paper and other short-term borrowings of $3,649 and debt issuances of $1,500, partially offset by long-term debt repayments of $4,242 during 2006. Stockholders’ equity also increased due to our net income and was partially offset by dividend payments and our repurchases of common shares through our stock repurchase program.

Contractual Obligations, Commitments and Contingencies

Current accounting standards require us to disclose our material obligations and commitments to making future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become, material. We disclose our contractual long-term debt repayment obligations in Note 8 and our operating lease payments in Note 5. Our contractual obligations do not include expected pension and postretirement payments as we maintain pension funds and Voluntary Employee Beneficiary Association trusts to fully or partially fund these benefits (see Note 11). In the ordinary course of business we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Our contractual obligations as of December 31, 2007, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Substantially all of our purchase obligations are in our wireline and wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations have been excluded from the table due to the immaterial value at December 31, 2007. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table obligations which primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $24,939; postemployment benefit obligations (see Note 11) of $24,011; and other noncurrent liabilities of $14,648, which included deferred lease revenue from our agreement with American Tower of $539 (see Note 5).

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations [1]	$59,856	$4,926	$9,731	$12,428	$32,771
Interest payments on long-term debt	54,835	3,582	6,562	5,151	39,540
Commercial paper obligations	1,859	1,859	-	-	-
Other short-term borrowings	62	62	-	-	-
Operating lease obligations	15,147	2,088	3,479	2,622	6,958
Unrecognized tax benefits [2]	6,579	685	-	-	5,894
Purchase obligations [3,4]	6,366	2,461	2,237	1,197	471
Other long-term obligations [5]	429	188	228	13	-
Total Contractual Obligations	$145,133	$15,851	$22,237	$21,411	$85,634
[1]	The impact of premiums/discounts and derivative instruments included in debt amounts on the balance sheet are excluded from the table.
[2]
The non-current portion of the unrecognized tax benefits is included in the “More than 5 Years” column as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 10 for additional information.

[3]
We have contractual obligations to utilize network facilities from local exchange carriers with terms greater than one year. Since the contracts have no minimum volume requirements and are based on an interrelationship of volumes and discounted rates, we assessed our minimum commitment based on penalties to exit the contracts, assuming that we had exited the contracts on December 31, 2007. At December 31, 2007, the penalties we would have incurred to exit all of these contracts would have been $703. These termination fees could be $374 in 2008, $132 in the aggregate for 2009 and 2010 and $4 for 2011, assuming that all contracts are exited. These termination fees are excluded from the above table as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

[4]
We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $642 in 2008, $720 in the aggregate for 2009 and 2010, $257 in the aggregate for 2011 and 2012 and $137 in the aggregate, thereafter. Certain termination fees are excluded from the above table as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

[5]	Other long-term obligations include commitments with local exchange carriers for dedicated leased lines.

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented policies and procedures. On a limited basis, we use certain derivative financial instruments, including foreign currency exchange contracts and combined interest rate foreign currency contracts, to manage these risks. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity. Our capital costs are directly linked to financial and business risks. We seek to manage the potential negative effects from market volatility and market risk. The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, we will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on stockholder value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

We enter into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2007, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese yen.

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

Interest Rate Sensitivity  The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 8 and 9. Following are our interest rate derivatives, subject to interest rate risk as of December 31, 2007. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The net fair value asset (liability) represents the amount we would receive or pay if we had exited the contracts as of December 31, 2007.

	Maturity
								Fair
						After		Value
	2008	2009	2010	2011	2012	2012	Total	12/31/07
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable
Notional Amount	-	-	-	$1,250	$2,000	-	$3,250	$88
Variable Rate Payable [1]	4.6%	4.4%	5.1%	5.4%	5.3%	-
Weighted-Average Fixed
Rate Receivable	6.0%	6.0%	6.0%	6.0%	5.9%	-
[1]	Interest payable based on current and implied forward rates for Three or Six Month LIBOR plus a spread ranging between approximately 64 and 170 basis points.

We had fair value interest rate swaps with a notional value of $3,250 at December 31, 2007, and $5,050 at December 31, 2006, with a net carrying and fair value asset of $88 and liability of $80, respectively. The net fair value liability at December 31, 2006, was comprised of a liability of $86 and an asset of $6. Included in the fair value interest rate swap notional amount for 2006 were interest rate swaps with a notional value of $1,800, which were acquired as a result of our acquisition of BellSouth on December 29, 2006. These swaps were unwound in January 2007.

Foreign Exchange Forward Contracts  The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in the value of foreign currencies (negative change in the value of the U.S. dollar), assuming no change in interest rates. See Note 9 to the consolidated financial statements for additional information relating to notional amounts and fair values of financial instruments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

For foreign exchange forward contracts outstanding at December 31, 2007, assuming a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, the fair value of the foreign exchange forward contracts (net liability) would have decreased approximately $29. Because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

The risk of loss in fair values of all other financial instruments resulting from a hypothetical 10% change in market prices was not significant as of December 31, 2007.

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

Interest Rate Risk  We issue debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by managing the mix of fixed and floating rate debt. Interest rate forward contracts are utilized to hedge interest expense related to debt financing. We do not seek to make a profit from changes in interest rates. We manage interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, we reduce risk through the issuance of fixed-rate (in lieu of variable-rate) instruments and the purchase of derivatives.

Issuer Equity Repurchases

On March 4, 2006, our Board of Directors authorized the repurchase of up to 400 million shares of AT&T common stock. During the fourth quarter of 2007, we repurchased 37 million shares at a cost of $1,478. Share repurchases under this plan totaled approximately 351 million shares at a cost of $13,068. On December 10, 2007, our Board of Directors authorized a new share repurchase plan of 400 million shares, which replaces our previous share repurchase authorization. This new authorization represents approximately 6.6% of AT&T's shares outstanding at December 31, 2007 and expires at the end of 2009. We have repurchased, and intend to continue to repurchase, a portion of the shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. We will fund our share repurchases through a combination of cash from operations, borrowings dependent upon market conditions, and cash from the disposition of certain non-strategic investments.

Purchase Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 1, 2007 – October 31, 2007	11,500,000	$ 41.94	11,500,000	74,708,783
November 1, 2007 –November 30, 2007	23,500,000	$ 39.13	23,500,000	51,208,783
December 3, 2007 –December 5, 2007	2,000,000	$ 37.81	2,000,000	49,208,783
Total	37,000,000	$ 39.93	37,000,000	49,208,783
1 Average Price Paid per Share excludes transaction costs.
2  Replaced by new authorization on December 10, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Stock Performance Graph

The comparison above assumes $100 invested on December 31, 2002, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (Telecom Index). Total return equals stock price appreciation plus reinvestment of dividends on a quarterly basis.

Certification by the Chief Executive Officer

As required under the rules of the New York Stock Exchange (NYSE), our chief executive officer has timely submitted to the NYSE his annual certification that he is not aware of any violation by the company of NYSE corporate governance standards. Also as required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for 2007.

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

Adverse changes in the U.S. economy could materially hamper our customers’ abilities to purchase our products and services.

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. While our wireless customers are located throughout the United States, our wireline consumer and small business customers are located in the 22 states in which we provide local exchange services. Adverse changes in the U.S. economy are likely to adversely affect these customers’ ability to pay for existing services and to decrease their interest in purchasing new services. Should this customer pullback occur, we likely would experience both a decrease in revenues and an increase in certain expenses, including expenses relating to bad debt. We are also likely to experience pressure on pricing and margins as we continue to compete for customers who would have less discretionary income. While our large-business customers are less likely to be affected by adverse changes in any particular economy, a lengthy U.S. or a global recession would tend to affect them in a similar manner.

Adverse changes in medical costs and the U.S. securities markets and interest rates could materially increase our benefit plan costs.

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

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the U.S. are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. The adoption of new regulations or changes to existing regulations could significantly increase our costs, which either would reduce our operating margins or potentially increase customer turnover should we attempt to increase prices to cover our increased costs. In addition, the development of new technologies, such as IP-based services, has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

Increasing competition in our wireline markets could adversely affect wireline operating margins.

We expect competition in the telecommunications industry to continue to intensify. We expect this competition will continue to put pressure on pricing, margins and customer retention. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) are typically subject to less (or no) regulation than our wireline and ATTC subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). We believe such advantages can be offset by continuing to increase the efficiency of our operating systems and by improving employee training and productivity; however, there can be no guarantee that our efforts in these areas will be successful.

Increasing competition in the wireless industry could adversely affect our operating results.

On average, we have three to four other wireless competitors in each of our service areas and compete for customers based principally on price, service offerings, call quality, coverage area and customer service. In addition, we are likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect intense industry competition and market saturation may cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates. We expect that the availability of additional 700 MHz spectrum to be licensed through the FCC’s ongoing spectrum auction could increase competition, the effectiveness of existing competition, or result in new entrants in the wireless arena. This competition will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of equipment choices, marketing plans and financial budgets.

Equipment failures, natural disasters and terrorist attacks may materially adversely affect our operations.

Major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party owned local and long-distance networks on which we rely, our cell sites or other equipment, could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireline or wireless systems, even for a limited time period, may result in significant expenses, a loss of customers or impair our ability to attract new customers, which could have a material adverse effect on our business, results of operations and financial condition.

The success of our U-verse services initiative will depend on the timing, extent and cost of deployment; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability and reliability of the various technologies required to provide such offerings.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations, continued
Dollars in millions except per share amounts

The impact of our year-end 2006 acquisition of BellSouth, including the risk that the businesses will not be integrated successfully; the risk that the cost-savings and any other synergies from the acquisition may take longer to realize than expected or may not be fully realized; and disruption from the acquisition may make it more difficult to maintain relationships with customers, employees or suppliers.

We acquired BellSouth in order to streamline the ownership and operations of AT&T Mobility and to combine the AT&T Mobility, BellSouth and AT&T IP networks into a single IP network; to speed the deployment, and at lower cost, of next-generation IP video and other services; to provide business customers with the benefits of combining AT&T’s national and international networks and services with BellSouth’s local exchange and broadband services; and to create potential cost-savings, technological development and other benefits. Achieving these results will depend in part on successfully integrating three large corporations, which could involve significant management attention and create uncertainties for employees. To date, this integration has proceeded on schedule and within our budget assumptions. We have not experienced any significant customer or supplier disruptions. However, this process is lengthy and we expect that it will continue to involve significant management attention. We also expect to incur substantial expenses related to the integration of these companies. We must integrate a large number of systems, both operational and administrative. These integration expenses may result in our taking significant charges against earnings, both cash and noncash, primarily from the amortization of intangibles. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. In addition, events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to realize the expected benefits from this acquisition.

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

•
The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, unbundled network elements and resale and wholesale rates, broadband deployment including our U-verse services, performance measurement plans, service standards and traffic compensation.

•	Enactment of additional state, federal and/or foreign regulatory and tax laws and regulations pertaining to our subsidiaries and foreign investments.
•
Our ability to absorb revenue losses caused by increasing competition, including offerings using alternative technologies (e.g., cable, wireless and VoIP), and our ability to maintain capital expenditures.

•	The extent of competition and the resulting pressure on access line totals and wireline and wireless operating margins.
•	Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireless and wireline markets.
•
The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including state regulatory proceedings relating to unbundled network elements and nonregulation of comparable alternative technologies (e.g., VoIP).

•
The timing, extent and cost of deployment of our U-verse services (our Lightspeed initiative); the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

•	The outcome of pending or threatened litigation including patent claims by or against third parties.
•	The impact on our networks and business of major equipment failures, severe weather conditions, natural disasters or terrorist attacks.
•	The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
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

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2007	2006	2005
Operating Revenues
Voice	$40,798	$33,714	$24,180
Data	23,206	18,317	10,783
Wireless service	38,568	223	35
Directory	4,806	3,634	3,625
Other	11,550	7,167	5,141
Total operating revenues	118,928	63,055	43,764

Operating Expenses
Cost of services and sales (exclusive of depreciation and
amortization shown separately below)	46,055	28,542	19,173
Selling, general and administrative	30,892	14,318	10,780
Depreciation and amortization	21,577	9,907	7,643
Total operating expenses	98,524	52,767	37,596
Operating Income	20,404	10,288	6,168

Other Income (Expense)
Interest expense	(3,507)	(1,843)	(1,456)
Equity in net income of affiliates	692	2,043	609
Other income (expense) – net	615	393	397
Total other income (expense)	(2,200)	593	(450)
Income Before Income Taxes	18,204	10,881	5,718
Income taxes	6,253	3,525	932
Net Income	$11,951	$7,356	$4,786

Basic Earnings Per Share	$1.95	$1.89	$1.42
Diluted Earnings Per Share	$1.94	$1.89	$1.42
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2007	2006
Assets
Current Assets
Cash and cash equivalents	$1,970	$2,418
Accounts receivable – net of allowances for uncollectibles of $1,364 and $1,276	16,185	16,194
Prepaid expenses	1,524	1,477
Deferred income taxes	2,044	3,034
Other current assets	2,963	2,430
Total current assets	24,686	25,553
Property, Plant and Equipment – Net	95,890	94,596
Goodwill	70,713	67,657
Licenses	37,985	34,252
Customer Lists and Relationships – Net	14,505	18,922
Other Intangible Assets – Net	5,912	6,566
Investments in Equity Affiliates	2,270	1,995
Postemployment Benefit	17,291	14,228
Other Assets	6,392	6,865
Total Assets	$275,644	$270,634

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$6,860	$9,733
Accounts payable and accrued liabilities	21,399	22,106
Advanced billing and customer deposits	3,571	3,402
Accrued taxes	5,027	3,026
Dividends payable	2,417	2,215
Total current liabilities	39,274	40,482
Long-Term Debt	57,255	50,063
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	24,939	27,406
Postemployment benefit obligation	24,011	28,901
Unamortized investment tax credits	150	181
Other noncurrent liabilities	14,648	8,061
Total deferred credits and other noncurrent liabilities	63,748	64,549
Stockholders’ Equity
Common shares ($1 par value, 7,000,000,000 authorized: issued
6,495,231,088 at December 31, 2007 and 2006)	6,495	6,495
Capital in excess of par value	91,638	91,352
Retained earnings	33,297	30,375
Treasury shares (451,685,839 at December 31, 2007
and 256,484,793 at December 31, 2006, at cost)	(15,683)	(7,368)
Accumulated other comprehensive loss	(380)	(5,314)
Total stockholders’ equity	115,367	115,540
Total Liabilities and Stockholders’ Equity	$275,644	$270,634
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
	2007	2006	2005
Operating Activities
Net income	$11,951	$7,356	$4,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,577	9,907	7,643
Undistributed earnings from investments in equity affiliates	(297)	(1,946)	(451)
Provision for uncollectible accounts	1,617	586	744
Amortization of investment tax credits	(31)	(28)	(21)
Deferred income tax benefit	(240)	(87)	(658)
Net gain on sales of investments	(11)	(10)	(135)
Gain on license exchange	(409)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(1,491)	519	(94)
Other current assets	(1,020)	30	34
Accounts payable and accrued liabilities	672	(2,213)	74
Stock-based compensation tax benefit	(173)	(18)	(3)
Other – net	1,927	1,519	1,055
Total adjustments	22,121	8,259	8,188
Net Cash Provided by Operating Activities	34,072	15,615	12,974

Investing Activities
Construction and capital expenditures	(17,717)	(8,320)	(5,576)
Net investments in affiliates	-	(1,104)	2,436
Dispositions	1,594	756	526
Acquisitions, net of cash acquired	(2,873)	368	1,504
Proceeds from sale of marketable securities	471	-	-
Proceeds from sale of debt and equity securities	562	-	-
Investments in debt and equity securities	(579)	-	-
Maturities of held-to-maturity securities	-	-	99
Proceeds from note repayment	-	-	37
Other	36	7	-
Net Cash Used in Investing Activities	(18,506)	(8,293)	(974)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(3,411)	3,649	(4,119)
Issuance of long-term debt	11,367	1,491	1,973
Repayment of long-term debt	(6,772)	(4,242)	(2,682)
Purchase of treasury shares	(10,390)	(2,678)	(1,843)
Issuance of treasury shares	1,986	589	432
Repurchase of preferred shares of subsidiaries	-	-	(728)
Dividends paid	(8,743)	(5,153)	(4,256)
Stock-based compensation tax benefit	173	18	3
Other	(224)	198	(6)
Net Cash Used in Financing Activities	(16,014)	(6,128)	(11,226)
Net increase (decrease) in cash and cash equivalents from continuing operations	(448)	1,194	774
Net Cash Used in Operating Activities From Discontinued Operations	-	-	(310)
Net increase (decrease) in cash and cash equivalents	(448)	1,194	464
Cash and cash equivalents beginning of year	2,418	1,224	760
Cash and Cash Equivalents End of Year	$1,970	$2,418	$1,224
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Stockholders’ Equity
Dollars and shares in millions except per share amounts

	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	4,065	$4,065	3,433	$3,433
Issuance of shares	-	-	2,430	2,430	632	632
Balance at end of year	6,495	$6,495	6,495	$6,495	4,065	$4,065

Capital in Excess of Par Value
Balance at beginning of year		$91,352		$27,499		$13,350
Issuance of shares		225		63,637		14,087
Stock-based compensation		61		216		62
Balance at end of year		$91,638		$91,352		$27,499

Retained Earnings
Balance at beginning of year		$30,375		$29,106		$28,806
Net income ($1.94, $1.89 and $1.42 per share)		11,951		7,356		4,786
Dividends to stockholders ($1.47, $1.35 and $1.30 per share)		(8,945)		(6,079)		(4,480)
Adoption of FIN 48		(50)		-		-
Other		(34)		(8)		(6)
Balance at end of year		$33,297		$30,375		$29,106

Treasury Shares
Balance at beginning of year	(256)	$(7,368)	(188)	$(5,406)	(132)	$(4,535)
Purchase of shares	(267)	(10,390)	(84)	(2,678)	(76)	(1,843)
Issuance of shares	72	2,075	16	716	20	972
Balance at end of year	(451)	$(15,683)	(256)	$(7,368)	(188)	$(5,406)

Additional Minimum Pension Liability Adjustment
Balance at beginning of year		$-		$(218)		$(190)
Required adjustments, net of tax $6 and $(17)		-		10		(28)
Adoption of FAS 158		-		208		-
Balance at end of year		$-		$-		$(218)

Accumulated Other Comprehensive Income (Loss), net of tax
Balance at beginning of year		$(5,314)		$(356)		$(360)
Foreign currency translation adjustments,
net of taxes of $10, $9 and $27		19		17		50
Net unrealized gains (losses) on securities:
Unrealized gains, net of taxes of $35, $7 and $3		65		13		5
Less reclassification adjustment realized in net income,
net of taxes of $(19), $(4) and $(30)		(35)		(8)		(56)
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses), net of taxes of $(38), $2 and $(1)		(71)		2		(1)
Less reclassification adjustment realized in net income,
net of taxes of $9, $8 and $3		17		15		7
Defined benefit postretirement plans (see Note 11):
Net actuarial gains and prior service cost arising during period, net of taxes of $3,411		4,734		-		-
Amortization of net actuarial loss and prior service benefit included in net income, net of taxes of $125		206		-		-
Other		(1)		2		(1)
Other comprehensive income		4,934		41		4
Adoption of FAS 158, net of tax		-		(4,999)		-
Balance at end of year		$(380)		$(5,314)		$(356)

Total Comprehensive Income
Net income		$11,951		$7,356		$4,786
Additional minimum pension liability adjustments per above		-		10		(28)
Other comprehensive income per above		4,934		41		4
Total Comprehensive Income		$16,885		$7,407		$4,762
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  Throughout this document, AT&T Inc. is referred to as “AT&T,” “we” or the “Company.”  The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry throughout the U.S. and internationally, providing wireless and wireline telecommunications services and equipment as well as directory advertising and publishing services. On December 29, 2006, we acquired 100% of the outstanding common shares of BellSouth Corporation (BellSouth). BellSouth is a wholly-owned subsidiary and the results of BellSouth’s operations have been included in our consolidated financial statements after the December 29, 2006 acquisition date. For a detailed discussion of our acquisition, see Note 2.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures, and less-than-majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Prior to the closing of the BellSouth acquisition on December 29, 2006, we accounted for our joint ventures with BellSouth under the equity method since we shared control equally. Thus, for 2006 we recorded as equity income our proportionate share of economic ownership in these joint ventures, namely, 60% of AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC, and 66% of YELLOWPAGES.COM (YPC). AT&T Mobility and YPC became wholly-owned subsidiaries of AT&T on December 29, 2006. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 7).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates.

FAS 159  In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for fiscal years beginning after November 15, 2007. We elected not to adopt the fair value option for valuation of those assets and liabilities which are eligible, therefore there is no impact on our financial position and results of operations.

FAS 160  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (FAS 160). FAS 160 requires noncontrolling interests held by parties other than the parent in subsidiaries be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. FAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact FAS 160 will have on our financial position and results of operations.

FAS 141(R) In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (FAS 141(R)). FAS 141(R) is a revision of FAS 141 and requires that costs incurred to effect the acquisition (i.e., acquisition-related costs) be recognized separately from the acquisition. In addition, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (FAS 141), restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. FAS 141(R) requires the acquirer to recognize those costs separately from the business combination. We are currently evaluating the impact that FAS 141(R) will have on our accounting for acquisitions prior to the effective date of the first fiscal year beginning after December 15, 2008.

FIN 48 We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. As required by FIN 48, on January 1, 2007, we reclassified deferred income tax liabilities of $6,225 from our “Deferred income taxes” for unrecognized tax benefits, of which $6,100 was included in “Other noncurrent liabilities” and $175 was included in “Accrued taxes” on our consolidated balance sheets and the remaining $50 was recorded as a reduction to the beginning-of-year retained earnings to reflect the cumulative effect of adoption of FIN 48 in the first quarter. In May 2007, the FASB issued further guidance on whether a tax position is effectively settled, the adoption of which did not have a material impact on our financial position.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

EITF 06-11  In June 2007, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF 06-11 provides that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for nonvested equity-classified share-based awards and equity-classified outstanding share options should be recognized as an increase to additional paid-in capital rather than a reduction of income tax expense. EITF 06-11 applies prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal periods beginning after December 15, 2007. EITF 06-11 will not have a material impact on our financial position and results of operations.

Reclassifications  We have reclassified certain amounts in prior-period financial statements to conform to the current period’s presentation. Included among these, as a result of integration activities following our December 2006 acquisition of BellSouth, we revised our segment reporting in 2007 (see Note 4).

Income Taxes  As discussed previously in this footnote, we adopted FIN 48 on January 1, 2007. Prior to our adoption of FIN 48, we provided deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. With our adoption of FIN 48, we provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of assets and liabilities computed pursuant to FIN 48. Under FIN 48, the tax bases of assets and liabilities are based on amounts that meet the FIN 48 recognition threshold and are measured pursuant to the measurement requirement in FIN 48. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets, which gave rise to the credits. Additionally, we report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in the income statement on a net basis.

Cash Equivalents  Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less and the carrying amounts’ approximate fair value. At December 31, 2007, we held $889 in cash and $1,081 in money market funds and other cash equivalents.

Investment Securities  Investments in securities principally consist of available-for-sale instruments. Short-term and long-term investments in money market securities are carried as held-to-maturity securities. Available-for-sale securities consist of various debt and equity securities that are long term in nature. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated other comprehensive income. Our investment securities maturing within one year are recorded in “Other current assets” and instruments with maturities of more than one year are recorded in “Other Assets” on the consolidated balance sheets.

Revenue Recognition  Revenues derived from wireless, local telephone, long-distance, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic processed), period of time (e.g., monthly service fees) or other established fee schedules. Our wireless service revenues are billed either in advance, arrears or are prepaid. Our wireless Rollover® rate plans include a feature whereby unused anytime minutes do not expire each month but rather are available, under certain conditions, for future use for a period not to exceed one year from the date of purchase. Using historical subscriber usage patterns, we defer these revenues based on an estimate of the portion of unused minutes expected to be utilized prior to expiration.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

We record an estimated revenue reduction for future adjustments to customer accounts, other than a provision for doubtful accounts, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period. If no service contract exists, those fees are recognized over the average customer relationship period. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts where we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

We recognize revenues and expenses related to publishing directories on the amortization method, which recognizes revenues and expenses ratably over the life of the directory title, typically 12 months.

Traffic Compensation Expense  We use various estimates and assumptions to determine the amount of traffic compensation expenses recognized during any reporting period. Switched traffic compensation costs are accrued utilizing estimated rates by product, formulated from historical data and adjusted for known rate changes and volume levels. Such estimates are adjusted monthly to reflect newly-available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received until three to nine months subsequent to the end of the reporting period, at which point a final adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs. These costs are adjusted to reflect actual expenses over the three months following the end of the reporting period as bills are received.

Allowance for Uncollectibles  We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad-debt allowances are adjusted accordingly.

Inventory  Inventories are included in “Other current assets” on our consolidated balance sheet and were $1,119 and $756 at December 31, 2007 and 2006, respectively. Wireless handsets and accessories, which are valued at the lower of cost or market value (determined using current replacement cost) amount to $836 and $467 for the years 2007 and 2006. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

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

Software Costs  It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in “Property, Plant and Equipment” on our consolidated balance sheets and are primarily amortized over a three-year period. Software costs that do not meet capitalization criteria are expensed immediately.

Goodwill and Other Intangible Assets  Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. We have completed our annual impairment testing for 2007 and determined that no impairment exists. The significant increase in the carrying amount of our goodwill in 2006 primarily resulted from our acquisition of BellSouth.

Intangible assets that have finite useful lives are amortized over their useful lives, a weighted average of 7.4 years. Customer relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows based in such a way as to allocate it as equitably as possible to periods during which we expect to benefit from those relationships.

A significant portion of intangible assets in our wireless segment are Federal Communications Commission (FCC) licenses that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses and therefore the FCC licenses are an indefinite-lived intangible asset under the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

In accordance with EITF No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” we test FCC licenses for impairment on an aggregate basis, consistent with the management of the business on a national scope. We utilize a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels and other inputs for making the business operational. As these inputs are included in determining free cash flows of the business, the present value of the free cash flows is attributable to the licenses. The discount rate applied to the cash flows is consistent with our weighted-average cost of capital. During the fourth quarter of 2007, we completed the annual impairment tests for indefinite-lived FCC licenses. These annual impairment tests resulted in no impairment of indefinite-lived FCC licenses.

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

We have also entered into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2007, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese yen.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Derivative Financial Instruments  We record derivatives on the balance sheet at fair value. We do not invest in derivatives for trading purposes. We use derivatives from time to time as part of our strategy to manage risks associated with our contractual commitments. These derivatives are designated as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Our derivative financial instruments primarily include interest rate swap agreements and foreign currency exchange contracts. For example, we use interest rate swaps to manage our exposure to changes in interest rates on our debt obligations (see Note 9). We account for our interest rate swaps using mark-to-market accounting and include gains or losses from interest rate swaps when paid or received in interest expense in our consolidated statements of income. Amounts paid or received on interest rate forward contracts are amortized over the period of the related interest payments.

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

When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through other income (expense), net. For fair value hedges, the underlying asset or liability will no longer be adjusted for changes in fair value, and any asset or liability recorded in connection with the hedging relationship (including firm commitments) will be removed from the balance sheet and recorded in current-period earnings. For cash flow hedges, gains and losses that were accumulated in other comprehensive income as a component of stockholders' equity in connection with hedged assets or liabilities or forecasted transactions will be recognized in other income (expense) - net, in the same period the hedged item affects earnings.

Employee Separations  In accordance with Statement of Financial Accounting Standards No. 112, “Employers’ Accounting for Postemployment Benefits,” (FAS 112) we establish obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage and other benefits. At December 31, 2007, we had severance accruals under FAS 112 of $153, of which $99 was established as merger-related severance accruals. At December 31, 2006, we had severance accruals of $286.

Pension and Postretirement Benefits  See Note 11 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 2. ACQUISITIONS, DISPOSITIONS, VALUATION AND OTHER ADJUSTMENTS

Acquisitions
Dobson  In November 2007, we acquired Dobson Communications Corporation (Dobson) for approximately $2,500. Under the purchase method of accounting, the transaction was valued, for accounting purposes, at $2,580. Our December 31, 2007 consolidated balance sheet includes the preliminary valuation of the fair value of Dobson’s assets and liabilities, including goodwill of $2,623, licenses of $2,230, customer lists of $517 and other intangible assets totaling $8 associated with this transaction. The values of the assets and liabilities are subject to adjustment as additional information becomes available. When finalized, material adjustments to goodwill may result.

Dobson marketed wireless services under the Cellular One brand and had provided roaming services to AT&T subsidiaries since 1990. Dobson had 1.7 million subscribers across 17 states, mostly in rural and suburban areas with a population covered of more than 12.6 million people. Dobson’s operations were incorporated into our wireless operations following the date of acquisition.

BellSouth Corporation  In December 2006, we acquired BellSouth, issuing 2.4 billion shares. BellSouth was the leading communications service provider in the southeastern U.S., providing wireline communications services, including local exchange, network access, long-distance services and Internet services to substantial portions of the population across nine states. BellSouth also provided long-distance services to enterprise customers throughout the country.

We and BellSouth jointly owned AT&T Mobility and the Internet-based publisher YPC. In the AT&T Mobility joint venture, we held a 60% economic interest and BellSouth held a 40% economic interest, and in the YPC joint venture, we held a 66% economic interest and BellSouth held a 34% economic interest. For each joint venture, control was shared equally. We and BellSouth each accounted for the joint ventures under the equity method of accounting, recording the proportional share of AT&T Mobility’s and YPC’s income as equity in net income of affiliates on the respective consolidated statements of income and reporting the ownership percentage of AT&T Mobility’s net assets as “Investments in and Advances to AT&T Mobility” and the ownership percentage of YPC’s net assets as “Investments in Equity Affiliates” on the respective consolidated balance sheets. After the BellSouth acquisition, BellSouth, AT&T Mobility and YPC became wholly-owned subsidiaries of AT&T, and the operational results of these companies have been included in our consolidated financial statements since the December 29, 2006 acquisition date.

Under the purchase method of accounting, the transaction was valued, for accounting purposes, at approximately $66,800. We conducted an appraisal of the assets and liabilities of BellSouth and AT&T Mobility for inclusion in the balance sheet, adjusting 100% of BellSouth’s and 40% of AT&T Mobility’s values. Long-lived assets such as property, plant and equipment reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets, sometimes referred to as a “Greenfield approach.” This approach often results in differences, sometimes material, from recorded book values even if, absent the acquisition, the assets would not be impaired. In addition, assets and liabilities that would not normally be recorded in ordinary operations (i.e., customer relationships) were recorded at their acquisition values. Debt instruments and investments were valued in relation to current market conditions and other assets and liabilities were valued based on the acquiring company’s estimates. After all values were assigned to assets and liabilities, the remainder of the purchase price was recorded as goodwill.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The following table summarizes the preliminary estimated fair values of the BellSouth assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date and final adjustments made thereto.

	BellSouth Purchase Price Allocation
	As of		As of
	12/31/06	Adjustments	12/29/07
Assets acquired
Current assets	$4,875	$6	$4,881
Property, plant and equipment	18,498	225	18,723
Intangible assets not subject to amortization:
Trademark/name	330	-	330
Licenses	214	100	314
Intangible assets subject to amortization:
Customer lists and relationships	9,230	(25)	9,205
Patents	100	-	100
Trademark/name	211	-	211
Investments in AT&T Mobility	32,759	2,039	34,798
Other investments	2,446	(3)	2,443
Other assets	11,211	(168)	11,043
Goodwill	26,467	(1,554)	24,913
Total assets acquired	106,341	620	106,961

Liabilities assumed
Current liabilities, excluding current portion of long-term debt	5,288	(427)	4,861
Long-term debt	15,628	(4)	15,624
Deferred income taxes	10,318	(89)	10,229
Postemployment benefit obligation	7,086	163	7,249
Other noncurrent liabilities	1,223	941	2,164
Total liabilities assumed	39,543	584	40,127
Net assets acquired	$66,798	$36	$66,834

Adjustments were primarily related to finalization of participant count estimates used in the opening balance sheet valuation for the pension and postretirement plans, a gain on a contingency related to an insurance claim recovery for Hurricane Katrina damages, AT&T Mobility’s purchase accounting adjustments and tax impacts related thereto, the valuation of certain licenses and a decrease in the estimate of relative obsolescence of property, plant and equipment resulting in an increase in value and longer average remaining economic life. Deferred tax adjustments are associated with the above-mentioned items.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

BellSouth’s 40% economic ownership of AT&T Mobility was recorded above as “Investment in AT&T Mobility,” and was eliminated on our consolidated balance sheets. We recorded the consolidation of AT&T Mobility as a step acquisition, retaining 60% of AT&T Mobility’s prior book value and adjusting the remaining 40% to fair value. The following table summarizes the preliminary estimated fair values (40%) and historical book values (60%) of the AT&T Mobility assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date and final adjustments made thereto.

	Fair Value Adjustments AT&T Mobility
	As of		As of
	12/31/06	Adjustments	12/29/07
Assets acquired
Current assets	$6,988	$(1)	$6,987
Property, plant and equipment	19,687	(569)	19,118
Intangible assets not subject to amortization:
Licenses	33,979	887	34,866
Intangible assets subject to amortization:
Customer lists and relationships	7,583	479	8,062
Trademark/names	343	(127)	216
Other	176	(44)	132
Other assets	1,086	13	1,099
Goodwill	27,429	1,989	29,418
Total assets acquired	97,271	2,627	99,898

Liabilities assumed
Current liabilities, excluding current portion of long-term debt	7,014	647	7,661
Intercompany debt	9,043	-	9,043
Long-term debt	12,559	-	12,559
Deferred income taxes	5,459	(1)	5,458
Postemployment benefit obligation	301	93	394
Other noncurrent liabilities	2,007	(106)	1,901
Total liabilities assumed	36,383	633	37,016
Net assets acquired	$60,888	$1,994	$62,882

Adjustments were primarily related to valuation estimates that, due to the proximity of the merger to year-end, were based on data from periods prior to the close of the December 29, 2006 acquisition. Using the December 29, 2006 data, purchase price allocations decreased the opening balance sheet values of property, plant and equipment, trademark/names and other intangibles, offset by an increased value of licenses and customer lists and relationships acquired. Deferred tax adjustments are associated with the above-mentioned items.

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

AT&T Corp.  In November 2005, we acquired ATTC in a transaction accounted for under FAS 141, issuing 632 million shares. ATTC was one of the nation’s leading business service communications providers, offering a variety of global communications services, including large domestic and multinational businesses, small and medium-size businesses and government agencies, and operated one of the leading telecommunications networks in the U.S. ATTC also provided domestic and international long-distance and usage-based-communications services to consumer customers. ATTC is now a wholly-owned subsidiary of AT&T and the results of ATTC’s operations have been included in our consolidated financial statements after the November 18, 2005 acquisition date.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Under the purchase method of accounting, the transaction was valued, for accounting purposes, at $15,517 and the assets and liabilities of ATTC were recorded at their respective fair values as of the date of the acquisition.

Other Acquisitions  During 2007, we acquired Interwise®, a global provider of voice, Web and video conferencing services to businesses for $122 and Ingenio®, a provider of Pay Per Call® technology for directory and local search business for $195, net of cash. We recorded $304 of goodwill related to these acquisitions.

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

Dispositions
In May 2007, we sold to Clearwire Corporation (Clearwire), a national provider of wireless broadband Internet access, education broadband service spectrum and broadband radio service spectrum valued at $300. Sale of this spectrum was required as a condition to the approval of our acquisition of BellSouth.

Valuation and Other Adjustments
As ATTC and BellSouth stock options that were converted at the time of the respective acquisitions are exercised, the tax effect on those options may further reduce goodwill. During 2007, we recorded $9 in related goodwill reductions for ATTC and $33 for BellSouth.

Included in the current liabilities reported on our consolidated balance sheet are accruals established under EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (EITF 95-3). The liabilities include accruals for severance, lease terminations and equipment removal costs associated with our acquisitions of ATTC and BellSouth.

Included in the liabilities valued for the December 2006 acquisition of BellSouth was accrued severance of $535 for BellSouth employees and $44 for AT&T Mobility employees, all of which will be paid from company cash. In addition, we also reviewed, confirmed and developed plans affecting the integration of retail stores, administrative space and networks including those acquired in AT&T Mobility’s acquisition of AT&T Wireless Services, Inc. When these acquisition plans were finalized during 2007, we recorded additional accruals for severance, lease terminations and equipment removal costs at AT&T Mobility.

Following is a summary of the accruals recorded at December 31, 2006, cash payments made during 2007 and the purchase accounting adjustments thereto, for the acquisitions of ATTC and BellSouth.

	12/31/06	Cash	Additional		12/31/07
	Balance	Payments	Accruals	Adjustments	Balance
Severance accruals paid from:
Company funds	$986	$(417)	$42	$(71)	$540
Pension and postemployment benefit plans	183	(54)	-	-	129
Lease terminations	146	(149)	422	6	425
Equipment removal and other related costs	117	(125)	214	(45)	161
Total	$1,432	$(745)	$678	$(110)	$1,255

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 are shown in the table below:

Year Ended December 31,	2007	2006	2005
Numerators
Numerator for basic earnings per share:
Net Income	$11,951	$7,356	$4,786
Dilutive potential common shares:
Other stock-based compensation	8	7	10
Numerator for diluted earnings per share	$11,959	$7,363	$4,796
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common
shares outstanding	6,127	3,882	3,368
Dilutive potential common shares:
Stock options	24	4	1
Other stock-based compensation	19	16	10
Denominator for diluted earnings per share	6,170	3,902	3,379
Basic earnings per share	$1.95	$1.89	$1.42
Diluted earnings per share	$1.94	$1.89	$1.42

At December 31, 2007, 2006 and 2005, we had issued and outstanding options to purchase approximately 231 million, 309 million and 277 million shares of AT&T common stock. The exercise prices of options to purchase a weighted-average of 93 million, 201 million and 257 million shares in 2007, 2006, and 2005 exceeded the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2007, the exercise prices of 162 million share options were below market price.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services and are managed accordingly. We analyze our various operating segments based on segment income before income taxes. Interest expense, interest income and other income (expense) – net are managed only on a total company basis and are, accordingly, reflected only in consolidated results. The wireless segment includes minority interest reported as other income (expense) – net in the consolidated statements of income. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated results. As a result of the December 29, 2006 acquisition of BellSouth we have revised our segment reporting to represent how we now manage our business, restating prior periods to conform to the current segments. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have four reportable segments: (1) wireless, (2) wireline, (3) advertising & publishing and (4) other.

The wireless segment provides voice, data and other wireless communications services, and includes 100% of the results of AT&T Mobility, which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. Prior to the acquisition, we analyzed AT&T Mobility’s revenues and expenses under the wireless segment, and we eliminated the wireless segment in our consolidated financial statements. In our 2006 and prior consolidated financial statements we reported our 60% proportionate share of AT&T Mobility’s results as equity in net income of affiliates.

The wireline segment provides both retail and wholesale landline communications services, including local and long-distance voice, switched access, Internet protocol and Internet access data, messaging services, managed networking to business customers, AT&T U-verseSM TV service (U-verse) and satellite television services through our agency agreements with EchoStar Communications Corp. (EchoStar) and the DIRECTV Group, Inc.

The advertising & publishing segment includes our directory operations, which publish Yellow and White Pages directories and sell directory and Internet-based advertising. This segment also includes the results of YPC, which was a joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. For segment reporting disclosure, we have carried forward the deferred revenue and deferred cost balances for BellSouth at the acquisition date in order to reflect how the segment is managed. This is different for consolidated reporting purposes as under FAS 141, BellSouth deferred revenue and expenses from directories published during the 12-month period ending with the December 29, 2006 acquisition date, are not recognized and therefore were not included in the opening balance sheet. For management reporting purposes, we continue to amortize these balances over the life of the directory. Thus, our advertising & publishing segment results in 2007 include revenue of $964 and expenses of $308, related to directories published in the Southeast region during 2006, prior to our acquisition of BellSouth. These amounts are eliminated in the consolidations and eliminations column in the reconciliation below.

The other segment includes results from Sterling Commerce, Inc., customer information services and all corporate and other operations. This segment includes our portion of the results from our international equity investments. Prior to December 29, 2006, this segment also included our results from AT&T Mobility as equity in net income of affiliates, as discussed above.

In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with GAAP. The Wireless, Wireline, Advertising & Publishing and Other columns represent the segment results of each such operating segment. The Consolidation and Elimination column adds in those line items that we manage on a consolidated basis only: interest expense, interest income and other income (expense) – net. This column also eliminates any intercompany transactions included in each segment’s results as well as the advertising & publishing revenue and expenses in 2007 related to directories published in the Southeast region during 2006, mentioned previously. In 2006, since our 60% share of the results from AT&T Mobility is already included in the Other column, the Wireless Elimination column removes the non-consolidated results shown in the wireless segment.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Segment results, including a reconciliation to AT&T consolidated results, for 2007, 2006 and 2005 are as follows:
At December 31, 2007 or for the year ended
			Advertising &		Consolidation	Consolidated
	Wireless	Wireline	Publishing	Other	and Elimination	Results
Revenues from external customers	$42,574	$69,565	$5,771	$1,982	$(964)	$118,928
Intersegment revenues	110	2,012	80	252	(2,454)	-
Total segment operating revenues	42,684	71,577	5,851	2,234	(3,418)	118,928
Operations and support expenses	28,585	46,394	3,066	1,664	(2,762)	76,947
Depreciation and amortization expenses	7,079	13,411	924	163	-	21,577
Total segment operating expenses	35,664	59,805	3,990	1,827	(2,762)	98,524
Segment operating income	7,020	11,772	1,861	407	(656)	20,404
Interest expense	-	-	-	-	3,507	3,507
Equity in net income of affiliates	16	-	-	676	-	692
Minority interest	(198)	-	-	-	198	-
Other income (expense) – net	-	-	-	-	615	615
Segment income before income taxes	$6,838	$11,772	$1,861	$1,083	$(3,350)	$18,204
Segment assets	$105,953	$168,048	$14,910	$183,075	$(196,342)	$275,644
Investment in equity method investees	13	-	-	2,257	-	2,270
Expenditures for additions to long-lived assets	3,745	13,693	25	254	-	17,717

At December 31, 2006 or for the year ended
			Advertising &		Consolidation	Wireless	Consolidated
	Wireless	Wireline	Publishing	Other	and Elimination	Elimination	Results
Revenues from external customers	$37,537	$57,473	$3,634	$1,702	$-	$(37,291)	$63,055
Intersegment revenues	-	5	51	176	(232)	-	-
Total segment operating revenues	37,537	57,478	3,685	1,878	(232)	(37,291)	63,055
Operations and support expenses	26,503	39,878	1,737	1,318	(233)	(26,343)	42,860
Depreciation and amortization expenses	6,462	9,676	3	167	-	(6,401)	9,907
Total segment operating expenses	32,965	49,554	1,740	1,485	(233)	(32,744)	52,767
Segment operating income	4,572	7,924	1,945	393	1	(4,547)	10,288
Interest expense	-	-	-	-	1,843	-	1,843
Equity in net income (loss) of affiliates	40	-	(17)	2,020	-	-	2,043
Minority interest	(169)	-	-	-	4	165	-
Other income (expense) – net	-	-	-	-	393	-	393
Segment income before income taxes	$4,443	$7,924	$1,928	$2,413	$(1,445)	$(4,382)	$10,881
Segment assets	$98,563	$166,178	$14,791	$166,187	$(175,085)	$-	$270,634
Investment in equity method investees	3	-	-	1,992	-	-	1,995
Expenditures for additions to long-lived assets	7,039	8,147	2	171	-	(7,039)	8,320

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

For the year ended December 31, 2005
			Advertising &		Consolidation	Wireless	Consolidated
	Wireless	Wireline	Publishing	Other	and Elimination	Elimination	Results
Revenues from external customers	$34,468	$38,454	$3,625	$1,650	$-	$(34,433)	$43,764
Intersegment revenues	-	-	59	81	(140)	-	-
Total segment operating revenues	34,468	38,454	3,684	1,731	(140)	(34,433)	43,764
Operations and support expenses	26,033	27,339	1,685	1,066	(137)	(26,033)	29,953
Depreciation and amortization expenses	6,608	7,426	5	182	(2)	(6,576)	7,643
Total segment operating expenses	32,641	34,765	1,690	1,248	(139)	(32,609)	37,596
Segment operating income	1,827	3,689	1,994	483	(1)	(1,824)	6,168
Interest expense	-	-	-	-	1,456	-	1,456
Equity in net income (loss) of affiliates	(11)	-	(5)	629	-	(4)	609
Minority interest	(103)	-	-	-	2	101	-
Other income (expense) – net	-	-	-	-	397	-	397
Segment income before income taxes	$1,713	$3,689	$1,989	$1,112	$(1,058)	$(1,727)	$5,718

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2007	2006
Land	-	$1,860	$1,925
Buildings	35-45	23,670	23,481
Central office equipment	3-10	70,632	63,997
Cable, wiring and conduit	10-50	68,676	64,483
Other equipment	5-15	32,606	33,448
Software	3-5	9,298	11,678
Under construction	-	3,776	3,137
		210,518	202,149
Accumulated depreciation and amortization		114,628	107,553
Property, plant and equipment – net		$95,890	$94,596

Our depreciation expense was $15,625 in 2007, $8,874 in 2006 and $7,372 in 2005.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $2,566 for 2007, $869 for 2006, and $473 for 2005. The future minimum rental payments under noncancelable operating leases for the years 2008 through 2012 are $2,088, $1,850, $1,629, $1,399 and $1,223, with $6,958 due thereafter. Capital leases are not significant.

American Tower Corp. Agreement

In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments was recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $539 in 2007, $568 in 2006, and $598 in 2005.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment, for the years ended December 31, 2007 and 2006, are as follows:

	Wireless	Wireline	Advertising & Publishing	Other	Total

Balance as of January 1, 2006	$-	$12,795	$8	$1,252	$14,055
Goodwill acquired:
BellSouth acquisition	27,429	20,939	5,528	-	53,896
Other	-	197	128	139	464
Goodwill adjustment related to ATTC acquisition	-	(989)	-	-	(989)
Other	681	-	-	(450)	231
Balance as of December 31, 2006	28,110	32,942	5,664	941	67,657
Goodwill acquired	2,623	133	171	-	2,927
Goodwill adjustment related to BellSouth acquisition	1,989	(1,554)	-	-	435
Settlement of IRS audit	-	(123)	-	-	(123)
Goodwill adjustments for prior-year acquisitions and FIN 48	-	(44)	(51)	(32)	(127)
Other	(9)	(53)	4	2	(56)
Balance as of December 31, 2007	$32,713	$31,301	$5,788	$911	$70,713

Goodwill is tested annually for impairment, with any impairments being expensed in that period’s income statement. Due to the proximity of our acquisition of BellSouth to year-end 2006, we originally recorded all BellSouth assets, including goodwill, in our other segment. In 2007, in conjunction with our segment realignment (see Note 4) we moved the initial BellSouth goodwill to our wireline and advertising & publishing segments. During our allocation period, we completed purchase accounting adjustments to the AT&T Mobility and BellSouth goodwill (see Note 2). Other changes to goodwill include adjustments totaling $42 for the tax effect of stock options exercised.

Our other intangible assets are summarized as follows:

	December 31, 2007		December 31, 2006
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility	$10,526	$4,549	$9,530	$1,948
BellSouth	9,205	2,205	9,230	-
ATTC	3,050	1,653	3,050	1,082
Other	429	298	395	253
Subtotal	23,210	8,705	22,205	3,283
Other	1,873	1,191	1,973	714
Total	$25,083	$9,896	$24,178	$3,997

Indefinite life intangible assets not subject to amortization:
Licenses	$37,985		$34,252
Trade name	5,230		5,307
Total	$43,215		$39,559

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets with a weighted-average amortization period of 7.4 years (7.3 years for customer lists and relationships and 9.6 years for other). Amortization expense for definite-life intangible assets was $5,952, $1,033 and $271 for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense is estimated to be $4,430 in 2008, $3,540 in 2009, $2,740 in 2010, $1,820 in 2011 and $1,200 in 2012.

Licenses include FCC licenses of $37,948 that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses and therefore, treat the FCC licenses as an indefinite-lived intangible asset.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures, and less-than-majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Until our acquisition of BellSouth in December 2006 (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth, our 40% economic partner. We had equal voting rights and representation on the board of directors that controlled AT&T Mobility. As a result of the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary of AT&T and is reported in our wireless segment and our consolidated statements of income.

AT&T Mobility  As of December 29, 2006, we report AT&T Mobility as a wholly-owned subsidiary.

The following table presents summarized operating results for AT&T Mobility prior to the December 29, 2006 BellSouth acquisition:

	2006	2005
Income Statements
Operating revenues	$37,291	$34,433
Operating income	4,547	1,824
Net income	2,513	333

Equity Method Investments  Our investments in equity affiliates include primarily international investments. As of December 31, 2007, our investments in equity affiliates included a 9.3% interest in Teléfonos de México, S.A. de C.V. (Telmex), Mexico’s national telecommunications company, and an 8.2% interest in América Móvil S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico, with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium, Americas Telecom S.A. de C.V., has the right to appoint a majority of the directors of América Móvil. On November 14, 2007, Telmex’s board of directors approved a strategic initiative to divide the company into two separate companies. The initiative calls for Telmex to split off all of its Latin American businesses and its Mexican yellow pages business to a new holding company, Telmex Internacional. The spin-off was approved by shareholders on December 21, 2007. The proposed spin-off will be subject to compliance with the regulatory requirements in Mexico and other jurisdictions.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2007	2006
Beginning of year	$1,995	$2,031
Additional investments	8	5
Equity in net income of affiliates	692	535
Dividends received	(395)	(97)
Currency translation adjustments	(18)	(22)
Other adjustments	(12)	(457)
End of year	$2,270	$1,995

Undistributed earnings from equity affiliates were $2,335 and $2,038 at December 31, 2007 and 2006, respectively. The currency translation adjustment for 2007 and 2006 primarily reflects the effect of exchange rate fluctuations on our investments in Telmex and América Móvil. “Other adjustments” for 2006 consisted primarily of $375 representing the consolidation of Cellular Communications of Puerto Rico, YPC and other domestic wireless investments as wholly-owned subsidiaries of AT&T as a result of the BellSouth acquisition and $75 representing purchase accounting revaluation of equity investments in ATTC.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2007, was $3,315. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2007, was $8,808.

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2007	2006
Notes and debentures
Interest Rates	Maturities
4.03%–5.98%	2007 – 2054	$23,324	$18,571
6.00%–7.88%	2007 – 2097	29,282	24,685
8.00%–9.10%	2007 – 2031	7,114	8,626
Other		136	141
Fair value of interest rate swaps		88	(80)
		59,944	51,943
Unamortized premium, net of discount		2,049	2,323
Total notes and debentures		61,993	54,266
Capitalized leases		201	211
Total long-term debt, including current maturities		62,194	54,477
Current maturities of long-term debt		(4,939)	(4,414)
Total long-term debt		$57,255	$50,063

On December 29, 2006, we included on our balance sheet $28,321 in long-term debt and capital leases related to our acquisition of BellSouth (see Note 2). The debt of AT&T Mobility was included in that amount since it is now a subsidiary of AT&T. BellSouth’s and AT&T Mobility’s long-term debt included both fixed and floating interest rates with a weighted-average rate of 6.7% (ranging from 4.2% to 8.8%) and had maturities ranging from 2007 to 2097. Included in our “Total notes and debentures” balance in the table above was the face value of acquired debt from BellSouth and AT&T Mobility of $25,234, which had a carrying amount of $26,968 at December 31, 2006.

Included in the table above at December 31, 2006, was $1,734 representing the remaining excess of the fair value over the recorded value of debt in connection with the acquisition of BellSouth and AT&T Mobility. The excess is amortized over the remaining lives of the underlying debt obligations.

We have debt instruments that may require us to repurchase the debt or which may alter the interest rate associated with that debt. We have $1,000 of Puttable Reset Securities (PURS) at 4.2% maturing in 2021 with an annual put option by the holder. If the holders of our PURS do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Since these securities can be put to us annually, the balance is included in current maturities of long-term debt in our balance sheet.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Beginning in May 2009, our $500 zero-coupon puttable note may be presented for redemption by the holder at specified dates, but not more frequently than annually, excluding 2011. If the note is held to maturity in 2022, the redemption amount will be $1,030.

As of December 31, 2007 and 2006, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Excluding capitalized leases and the effect of interest rate swaps, the aggregate principal amounts of long-term debt and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2008	2009	2010	2011	2012	Thereafter
Debt repayments	$4,926	$5,965	$3,766	$7,534	$4,894	$32,771
Weighted-average interest rate	5.5%	4.9%	6.2%	7.1%	6.6%	6.4%

Financing Activities

Debt  During 2007, debt repayments totaled $10,183 and consisted of:
•
$3,871 related to debt repayments with a weighted-average interest rate of 6.1%, which included the early redemption of debt related to a put exercise on $1,000 of our 4.2% PURS and called debt of $500 with an interest rate of 7.0%.

•	$3,411 related to repayments of commercial paper and other short-term bank borrowings.
•	$1,735 related to the early redemption of Dobson debt acquired with a par value of $1,599 and a weighted-average interest rate of 9.1%.
•	$904 related to the early repayment of a Dobson long-term credit facility.
•	$218 related to the early redemption of a convertible note held by Dobson.
•	$44 related to scheduled principal payments on other debt and repayments of other borrowings.

During 2007, we received net proceeds of $11,367 from the issuance of $11,499 in long-term debt. Debt proceeds were used for general corporate purposes and parts of the proceeds were used for repurchases of our common stock. Long-term debt issuances consisted of:
•	$2,000 of 6.3% global notes due in 2038.
•	$2,000 of 6.5% global notes due in 2037.
•	€1.25 billion of 4.375% notes due in 2013 (equivalent to U.S. $1,641 when issued).
•	$1,500 of floating-rate notes due in 2010.
•	$1,200 of 6.375% retail notes due in 2056.
•	£600 million of 5.5% notes due in 2027 (equivalent to U.S. $1,158 when issued).
•	$1,000 of 4.95% notes due in 2013.
•	$500 of 5.625% notes due in 2016.
•	$500 of zero-coupon puttable notes due in 2022.

In February 2008, we received net proceeds of $3,972 from the issuance of $4,000 in long-term debt. The long-term debt issued consisted of the following:
•	$2,500 of 5.5% global notes due in 2018.
•	$750 of 4.95% global notes due in 2013.
•	$750 of 6.3% global notes due in 2038.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Debt maturing within one year consists of the following at December 31:

	2007	2006
Commercial paper	$1,859	$5,214
Current maturities of long-term debt	4,939	4,414
Bank borrowings[1]	62	105
Total	$6,860	$9,733
[1]	Primarily represents borrowings, the availability of which is contingent on the level of cash held by some of our foreign subsidiaries.

The weighted-average interest rate on commercial paper debt at December 31, 2007 and 2006 was 4.2% and 5.3%, respectively.

Credit Facility  We have a five-year $10,000 credit agreement with a syndicate of investment and commercial banks, which we have the right to increase up to an additional $2,000, provided no event of default under the credit agreement has occurred. The current agreement will expire in July 2011. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledge assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We comply with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2007 or 2006.

Defaults under the agreement, which would permit the lenders to accelerate required payment, include nonpayment of principal or interest beyond any applicable grace period; failure by AT&T or any subsidiary to pay when due other debt above a threshold amount that results in acceleration of that debt (commonly referred to as “cross-acceleration”) or commencement by a creditor of enforcement proceedings within a specified period after a money judgment above a threshold amount has become final; acquisition by any person of beneficial ownership of more than 50% of AT&T common shares or a change of more than a majority of AT&T’s directors in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change-of-control”); material breaches of representations in the agreement; failure to comply with the negative pledge or debt-to-EBITDA ratio covenants described above; failure to comply with other covenants for a specified period after notice; failure by AT&T or certain affiliates to make certain minimum funding payments under Employee Retirement Income Security Act of 1974, as amended (ERISA); and specified events of bankruptcy or insolvency.

NOTE 9. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows at December 31:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$61,993	$62,544	$54,266	$54,566
Commercial paper	1,859	1,859	5,214	5,214
Bank borrowings	62	62	105	105
Available-for-sale equity securities	2,735	2,735	2,731	2,731
EchoStar note receivable	491	489	478	467

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

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The fair value of our EchoStar note receivable was estimated based on a valuation. The carrying amount of this note was based on the present value of cash and interest payments, which will be accreted on the note up to the face value of $500 on a straight-line basis through August 2008.

Our available-for-sale equity securities are carried at fair value, and realized gains and losses on these equity securities were included in “Other income (expense) – net” in the consolidated statements of income. The fair value of our available-for-sale equity securities was principally determined based on quoted market prices, and the carrying amount of the remaining securities approximates fair value.

Our short-term investments, other short-term and long-term held-to-maturity investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values. We held other short-term marketable securities of $1 at December 31, 2007 compared to $477 at December 31, 2006.

Derivatives  We use interest rate swaps, interest rate forward contracts and foreign currency exchange contracts to manage our market risk changes in interest rates and foreign exchange rates. We do not use financial instruments for trading or speculative purposes. Each swap matches the exact maturity dates of the underlying debt to which they are related, allowing for perfectly-effective hedges. Each utilized forward contract matches the interest payments of the underlying debt to which they are related, allowing for perfectly-effective hedges.

Interest Rate Swaps We had fair value interest rate swaps with a notional value of $3,250 at December 31, 2007, and $5,050 at December 31, 2006, with a net carrying and fair value asset of $88 and liability of $80, respectively. The net fair value liability at December 31, 2006 was comprised of a liability of $86 and an asset of $6. Included in the fair value interest rate swap notional amount for 2006 were interest rate swaps with a notional value of $1,800, which were acquired as a result of our acquisition of BellSouth on December 29, 2006. These swaps were unwound in January 2007.

Interest Rate Foreign Currency Swaps  We have combined interest rate foreign currency swap agreements for Euro-denominated debt and British pound sterling-denominated debt, which hedge our risk to both interest rate and currency movements. In March 2007, we entered into fixed-to-fixed cross-currency swaps on foreign-currency-denominated debt instruments with a U.S. dollar notional value of $2,799 to hedge our exposure to changes in foreign currency exchange rates. These hedges include initial and final exchanges of principal from fixed foreign denominations to fixed U.S.-denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S.-denominated interest rate. These derivatives have been designated at inception and qualify as cash flow hedges with a net fair value of $114 at December 31, 2007. These swaps are valued using current market quotes, which were obtained from dealers.

In November 2006, we repaid the notional amount of a foreign currency swap of $636. Upon repayment we unwound our swap asset of $284. Additionally, we repaid the collateral associated with the swap contract of $150, which was received by us over the term of the swap agreement.

Interest Rate Locks  We entered into interest rate forward contracts to partially hedge interest expense related to our debt issuances. During 2008, we expect to reclassify into earnings net settlement expenses of approximately $8 to $9, net of tax. The following table summarizes our interest rate lock activity:

Rate Lock	Notional	Utilized Notional	Settlement Gain /	Settlement Gain /
Execution Period	Amount	Amount	(Cost)	(Cost) – net of tax
2007	$1,800	$1,800	$(8)	$(5)
2006	750	600	4	3
2005	500	500	(2)	(1)
2004	5,250	5,250	(302)	(196)

Foreign Currency Forward Contracts  We enter into foreign currency forward contracts to manage our exposure to changes in currency exchange rates related to foreign-currency-denominated transactions. At December 31, 2007 and 2006, our foreign exchange contracts consisted principally of Euros, British pound sterling, Danish krone and Japanese yen. At December 31, 2007, the notional amounts under contract were $345, of which none were designated as net investment hedges. At December 31, 2006, the notional amounts under contract were $440, of which $6 were designated as net investment hedges. The remaining contracts in both periods were not designated for accounting purposes. At December 31, 2007 and 2006, these foreign exchange contracts had a net carrying and fair value liability of less than $2. These contracts were valued using current market quotes, which were obtained from independent sources.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2007	2006
Depreciation and amortization	$17,004	$21,016
Intangibles (nonamortizable)	1,990	2,271
Equity in foreign affiliates	231	515
Employee benefits	(6,121)	(9,667)
Currency translation adjustments	(287)	(261)
Allowance for uncollectibles	(388)	(385)
Net operating loss and other carryforwards	(2,838)	(2,981)
Investment in wireless partnership	13,997	12,580
Other – net	(1,763)	300
Subtotal	21,825	23,388
Deferred tax assets valuation allowance	1,070	984
Net deferred tax liabilities	$22,895	$24,372

Net long-term deferred tax liabilities	$24,939	$27,406
Less: Net current deferred tax assets	(2,044)	(3,034)
Net deferred tax liabilities	$22,895	$24,372

At December 31, 2007, we had combined net operating and capital loss carryforwards (tax effected) for federal, and for state and foreign income tax purposes of $1,289 and $1,207, respectively, expiring through 2026. The federal net operating loss carryforward primarily relates to the acquisitions of AT&T Wireless Services, Inc. in 2004 and Dobson in 2007. Additionally, we had federal and state credit carryforwards of $100 and $242, respectively, expiring primarily through 2024.

We recognize a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2006 and 2007 relate primarily to state net operating loss carryforwards. The net increase in the valuation allowance for 2007 results from the acquisition of Dobson and the generation of additional state net operating losses, the ultimate realization of which are not more-likely-than-not. Future adjustments (prior to the effective date of FAS 141(R)) to the valuation allowance attributable to the ATTC, BellSouth, AT&T Mobility, and Dobson opening balance sheet items may be required to be allocated to goodwill and other purchased intangibles. After the effective date of FAS 141(R), changes to these valuation allowances may be reflected in income tax expense.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

On January 1, 2007, we adopted FIN 48 (see Note 1) and, as required, we reclassified $6,225 from net deferred tax liabilities to unrecognized tax benefits. As a result of the implementation of FIN 48, we recognized a $50 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the change in our unrecognized tax benefits (UTB) balance from January 1, 2007 to December 31, 2007, is as follows:

	Federal, State and Foreign Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits	Deferred Federal and State Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Federal and State Benefits
Balance at January 1, 2007	$4,895	$1,380	$6,275	$(846)	$5,429
Increases for tax positions related to the current year	429	-	429	(30)	399
Increases for tax positions related to prior years	1,324	606	1,930	(315)	1,615
Decreases for tax positions related to prior years	(478)	(298)	(776)	93	(683)
Settlements	(269)	(10)	(279)	17	(262)
Balance at December 31, 2007	5,901	1,678	7,579	(1,081)	6,498
Less: tax attributable to timing items included above	(3,911)	-	(3,911)	189	(3,722)
Less: UTB included above that relate to acquired entities that would impact goodwill if recognized	(623)	(174)	(797)	216	(581)
Total UTB that, if recognized, would impact the effective income tax rate as of December 31, 2007	$1,367	$1,504	$2,871	$(676)	$2,195

In the fourth quarter of 2007, we made a deposit of $1,000 related to the AT&T Inc. 2000 – 2002 IRS examination cycle. This deposit is not included in the reconciliation above but reduces our unrecognized tax benefits balance. Net of this deposit, our unrecognized tax benefits balance at December 31, 2007, was $6,579, of which $5,894 was included in “Other noncurrent liabilities” and $685 was included in “Accrued taxes” on our consolidated balance sheets. We expect to pay $685 within one year, but we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time.

A portion of our unrecognized tax benefits relates to pre-acquisition uncertain tax positions of ATTC, BellSouth and AT&T Mobility. Future adjustments (prior to the effective date of FAS 141(R)) to these unrecognized tax benefits may be required to be allocated to goodwill and other purchased intangibles. After the effective date of FAS 141(R), adjustment of these unrecognized tax benefits may be reflected in income tax expense.

We record interest and penalties related to federal, state and foreign unrecognized tax benefits in income tax expense. Accrued interest and penalties included in unrecognized tax benefits were $1,380 and $1,678 as of January 1, 2007 and December 31, 2007, respectively. Interest and penalties included in our consolidated statements of income were $303 for both December 31, 2007 and 2006.

The Company and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Our income tax returns are regularly audited and reviewed by the IRS as well as by state and foreign taxing authorities.

The IRS has completed field examinations of AT&T’s tax returns through 2002, and all audit periods prior to 1998 are closed for federal purposes. We were unable to reach agreement with the IRS on one issue related to our 1998 and 1999 tax returns and, as a result, we have filed a refund suit in U.S. District Court. We are engaged with the IRS Appeals Division (Appeals) in settling our 2000 – 2002 returns and may reach a resolution of this examination cycle during the next 12 months. At this time, we are not able to determine the impact that resolution may have on our unrecognized tax benefits. The IRS is currently examining the AT&T 2003 – 2005 tax returns, and we expect their fieldwork to be completed during 2008.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The IRS has completed the examination of all acquired entity tax returns through 2003 (ATTC through 2004) and, with the exception of BellSouth, all years through 2001 are closed. We expect to settle the ATTC 2005 examination within the next 12 months with an immaterial impact on our unrecognized tax benefits. Appeals has issued BellSouth an assessment for years 1999 – 2001, which was paid during the second quarter, and we are reviewing our options with this case.

The components of income tax expense are as follows:

	2007	2006	2005
Federal:
Current	$5,903	$3,344	$1,385
Deferred – net	(413)	(139)	(681)
Amortization of investment tax credits	(31)	(28)	(21)
	5,459	3,177	683
State, local and foreign:
Current	621	295	226
Deferred – net	173	53	23
	794	348	249
Total	$6,253	$3,525	$932

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, income from discontinued operations, extraordinary items and cumulative effect of accounting changes is as follows:

	2007	2006	2005
Taxes computed at federal statutory rate	$6,371	$3,809	$2,001
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	549	234	176
Effects of international operations	(178)	(200)	(70)
Medicare reimbursements	(120)	(123)	(95)
Equity in net income of affiliates	-	(218)	(35)
Tax settlements	-	-	(902)
Other – net	(369)	23	(143)
Total	$6,253	$3,525	$932
Effective Tax Rate	34.4%	32.4%	16.3%

In December 2005, we reached an agreement with the IRS to settle certain claims, principally related to the utilization of capital losses and tax credits for years 1997 – 1999. Included in the settlement was relief from previous assessments and agreement on multiple items challenged by the IRS in the course of routine audits. As we had previously paid the assessments in full and filed refund claims with the IRS, the settlement resulted in our recognition of approximately $902 of reduced income tax expense in 2005.

Effects of international operations include items such as foreign tax credits, sales of foreign investments and the effects of undistributed earnings from international operations. We do not provide deferred taxes on the undistributed earnings of subsidiaries operating outside the United States that have been or are intended to be permanently reinvested. The amount of undistributed earnings for which we have not recorded deferred taxes is not material.

NOTE 11. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. Many of our management employees participate in pension plans that have a traditional pension formula (i.e., a stated percentage of employees’ adjusted career income) and a frozen cash balance or defined lump sum formula. In 2005, the management pension plan for those employees was amended to freeze benefit accruals previously earned under a cash balance formula. Each employee’s existing cash balance continues to earn interest at a variable annual rate. After this change, those management employees, at retirement, may elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. Management employees of former ATTC, BellSouth and AT&T Mobility participate in cash balance pension plans. Nonmanagement employees’ pension benefits are generally calculated using one of two formulas: benefits are based on a flat dollar amount per year according to job classification or are calculated under a cash balance plan that is based on an initial cash balance amount and a negotiated annual pension band and interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

In April 2007, we announced a one-time increase to certain retiree pension annuity payments, an average increase of 3.2% by group of retiree count. This pension adjustment is for pre-1996 retirees and is reflected below as a plan amendment.

At December 31, 2007, defined pension plans formerly sponsored by Ameritech Publishing Ventures and AT&T Mobility were merged in the AT&T Pension Benefit Plan. At December 31, 2006, certain defined pension plans formerly sponsored by ATTC and AT&T Mobility were also merged into the AT&T Pension Benefit Plan.

Postretirement Benefits
We provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially-determined postretirement benefit costs as active employees earn these benefits.

Obligations and Funded Status
For defined benefit pension plans, the benefit obligation is the “projected benefit obligation,” the actuarial present value, as of our December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

For postretirement benefit plans, the benefit obligation is the “accumulated postretirement benefit obligation,” the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date.

In conjunction with the 2006 BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary. BellSouth and AT&T Mobility sponsored noncontributory defined benefit pension plans covering the majority of their U.S. employees. In accordance with GAAP, when an employer is acquired as part of a merger, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as a plan asset. The recognition of a new liability or a new asset by the acquirer, at the date of the merger, results in the elimination of any (a) previously existing unrecognized net gain or loss, (b) unrecognized prior service cost and (c) unrecognized net transition obligation. In addition, the accumulated postretirement benefit obligations are to be measured using actuarial assumptions and terms of the substantive plans, as determined by the purchaser. As such, and consistent with our practice, we did not account for the annual dollar value cap of medical and dental benefits in the value of the accumulated postretirement benefit obligation for the BellSouth or AT&T Mobility postretirement benefit plans (i.e., we assumed the cap would be waived in the future). All other significant weighted-average assumptions used were determined based on our policies that are discussed below in “Assumptions.”

Our December 31, 2006, obligations and funded status include benefit obligations of $11,013 for pension benefits and $11,461 for postretirement benefits, and plan assets of $17,628 and $5,269, respectively, related to BellSouth. Additionally, our December 31, 2006, obligations and funded status include benefit obligations of $635 for pension benefits and $209 for postretirement benefits, and plan assets of $548 and $0, respectively, related to AT&T Mobility.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Benefit obligation at beginning of year	$55,949	$46,176	$44,137	$35,225
Service cost - benefits earned during the period	1,257	1,050	511	435
Interest cost on projected benefit obligation	3,220	2,507	2,588	1,943
Amendments	246	-	-	-
Actuarial loss (gain)	(2,044)	(1,499)	(4,752)	(3,386)
Special termination benefits	56	25	7	2
Settlements	(15)	-	-	-
Benefits paid	(5,312)	(3,958)	(2,316)	(1,772)
Transferred from AT&T Mobility	-	635	-	209
Transferred from BellSouth	-	11,013	-	11,461
Other	165	-	210	20
Benefit obligation at end of year	$53,522	$55,949	$40,385	$44,137

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Fair value of plan assets at beginning of year	$69,284	$48,755	$17,145	$11,417
Actual return on plan assets	6,833	6,311	1,209	1,379
Benefits paid [1]	(5,312)	(3,958)	(1,694)	(920)
Contributions	-	-	255	-
Transferred from AT&T Mobility	-	548	-	-
Transferred from BellSouth	-	17,628	-	5,269
Other	5	-	84	-
Fair value of plan assets at end of year	$70,810	$69,284	$16,999	$17,145

Funded (unfunded) status at end of year [2]	$17,288	$13,335	$(23,386)	$(26,992)
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

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Postemployment Benefit	$17,288	$13,335	$-	$772
Current portion of employee benefit obligation [1]	-	-	(249)	(973)
Employee benefit obligation [2]	-	-	(23,137)	(26,791)
Net amount recognized	$17,288	$13,335	$(23,386)	$(26,992)
1 Included in “Accounts payable and accrued liabilities.”
2 Included in “Postemployment benefit obligation.”

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Amounts included in our accumulated other comprehensive income that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2007	2006	2007	2006
Net loss	$661	$4,271	$1,125	$6,124
Prior service cost (benefit)	722	624	(2,355)	(2,669)
Total	$1,383	$4,895	$(1,230)	$3,455

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $51,357 at December 31, 2007, and $53,662 at December 31, 2006.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our consolidated statements of income was $1,078, $1,635 and $1,336 for the years ended December 31, 2007, 2006 and 2005.

The following tables present the components of net periodic benefit obligation cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost
	Pension Benefits			Postretirement Benefits
	2007	2006	2005	2007	2006	2005
Service cost - benefits earned during the period	$1,257	$1,050	$804	$511	$435	$390
Interest cost on projected benefit obligation	3,220	2,507	1,725	2,588	1,943	1,496
Expected return on plan assets	(5,468)	(3,989)	(2,736)	(1,348)	(935)	(781)
Amortization of prior service cost
(benefit) and transition asset	142	149	186	(359)	(359)	(344)
Recognized actuarial loss	241	361	156	294	473	440
Net pension and postretirement cost (benefit)[1]	$(608)	$78	$135	$1,686	$1,557	$1,201
[1]
During 2007, 2006 and 2005, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced postretirement benefit cost by $342, $349 and $304. This effect is included in several line items above.

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
	Pension Benefits				Postretirement Benefits
	2007	2006	2005	[1]	2007	2006	2005	[1]
Net loss (gain)	$(2,131)	$2,650	$-		$(2,525)	$3,404	$-
Prior service cost (credit)	139	387	-		(28)	(1,655)	-
Amortization of net loss (gain)	154	-	-		181	-	-
Amortization of prior service cost	78	-	-		(223)	-	-
Total recognized in net pension and postretirement cost and other comprehensive income	$(1,760)	$3,037	$-		$(2,595)	$1,749	$-
[1]	FAS 158 required prospective application for fiscal years ending after December 15, 2006.

The estimated net loss and prior service cost for pension benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $7 and $134, respectively. The estimated prior service benefit for postretirement benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $360.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2007	2006	2005
Discount rate for determining projected benefit obligation at December 31	6.50%	6.00%	5.75%
Discount rate in effect for determining net cost (benefit) [1]	6.00%	5.75%	6.00%
Long-term rate of return on plan assets	8.50%	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation and net pension cost (benefit)	4.00%	4.00%	4.00%
[1]
Discount rate in effect for determining net cost (benefit) of BellSouth and AT&T Mobility pension and postretirement plans for the two-day period ended December 31, 2006, was 6.00%. The discount rate in effect for determining net cost (benefit) of ATTC pension and postretirement plans for the 43-day period ended December 31, 2005 was 5.75%.

Approximately 10% of pension and postretirement costs are capitalized as part of construction labor, providing a small reduction in the net expense recorded. While we will continue our cost-control efforts, certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy. In particular, uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed and a decline in the value of plan assets used in pension and postretirement calculations, which under GAAP we will recognize over the next several years. Should the securities markets decline or medical and prescription drug costs increase at a rate greater than assumed, we would expect increasing annual combined net pension and postretirement costs for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

Discount Rate  Our assumed discount rate of 6.50% at December 31, 2007 reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants on that date. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. For the year ended December 31, 2007, we increased our discount rate by 0.50%, resulting in a decrease in our pension plan benefit obligation of $2,353 and a decrease in our post-retirement benefit obligation of $2,492. For the year ended December 31, 2006, we increased our discount rate by 0.25%, resulting in a decrease in our pension plan benefit obligation of $1,040 and a decrease in our postretirement benefit obligation of $1,030. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost, and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets of 8.50% for 2008 and 2007 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisors. This assumption, which is based on our long-term expectations of market returns in future years, is one of the most significant of the weighted-average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. If all other factors were to remain unchanged, we expect that a 1% decrease in the expected long-term rate of return would cause 2008 combined pension and postretirement cost to increase $814 over 2007.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase of 4% reflects the long-term average rate of salary increases.

Health Care Cost Trend  Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Additionally, to recognize the disproportionate growth in prescription drug costs, we have developed separate trend assumptions for medical and prescription drugs. In addition to the health care cost trend, we assume an annual 3% growth in administrative expenses and an annual 3% growth in dental claims. Due to benefit design changes in recent years (e.g. increased co-pays and deductibles for prescription drugs and certain medical services), we continue to experience better than expected claims experience. The following table provides our assumed average health care cost trend based on the demographics of plan participants.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

	2008	2007
Health care cost trend rate assumed for current year
Retirees 64 and under	5.76%	6.43%
Retirees 65 and over	6.36%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that rate reaches the ultimate trend rate	2010	2010

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage- Point Increase	One Percentage- Point Decrease
Increase (decrease) in total of service and interest cost components	$438	$(351)
Increase (decrease) in accumulated postretirement benefit obligation	4,314	(3,583)

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

The principal investment objectives are: to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has a broadly diversified style. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy for the pension plan is based on a study completed during 2007. The asset allocation policy for the VEBA assets is based on our legacy operations, and the pre-acquisition allocation policies of ATTC and BellSouth. It is our intention to complete an asset allocation study during 2008.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The plans’ weighted-average asset target and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31 are as follows:

	Pension Assets			Postretirement (VEBA) Assets
	Target	2007	2006	Target	2007	2006
Equity securities
Domestic	35% – 45%	39%	38%	38% – 58%	49%	51%
International	13% – 23%	18	19	7% – 27%	24	22
Debt securities	22% – 32%	27	26	13% – 23%	17	18
Real estate	5% – 11%	9	8	0% –10%	2	2
Other	4% – 10%	7	9	7% – 17%	8	7
Total		100%	100%		100%	100%

At December 31, 2007, AT&T securities represented less than 0.5% of assets held by our pension plans and VEBA trusts.

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2007. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2008	$4,964	$2,520	$(120)
2009	4,841	2,636	(130)
2010	4,864	2,733	(140)
2011	4,857	2,815	(150)
2012	4,853	2,843	(164)
Years 2013 – 2017	23,393	14,389	(1,047)

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

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts recorded as “Other noncurrent liabilities” on our consolidated balance sheets at December 31, 2007 and 2006 were $2,301 and $2,470, respectively.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2007	2006
Projected benefit obligation	$(2,301)	$(2,470)
Accumulated benefit obligation	(2,155)	(2,353)
Fair value of plan assets	-	-

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost	2007	2006
Service cost - benefits earned during the period	$16	$15
Interest cost on projected benefit obligation	147	108
Amortization of prior service cost	6	4
Recognized actuarial loss	27	29
Net supplemental retirement pension cost	$196	$156

Other Changes Recognized in Other Comprehensive Income[1]	2007	2006
Net loss (gain)	$(60)	$233
Prior service cost (credit)	11	7
Amortization of net loss (gain)	15	-
Amortization of prior service cost	3	-
Total recognized in net supplemental pension cost and other comprehensive income	$(31)	$240
[1]	FAS 158 required prospective application for fiscal years ending after December 15, 2006.

In addition to the net supplemental retirement pension cost in the table above, we recorded charges of $32 due to accelerated benefit expenses and settlement charges related to retirements during 2007.

The estimated net loss and prior service cost for our supplemental retirement plan benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $18 and $6, respectively.

Deferred compensation expense was $106 in 2007, $39 in 2006 and $46 in 2005. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,116 at December 31, 2007 and $996 at December 31, 2006.

Non-U.S. Plans
As part of our ATTC acquisition, we acquired certain non-U.S. operations that have varying types of pension programs providing benefits for substantially all of their employees and, to a limited group, postemployment benefits. As described earlier and in accordance with FAS 87, we eliminated previously-existing unrecognized net gains or losses, unrecognized prior service costs and unrecognized net transition obligations. The following table provides the plans’ benefit obligations and fair value of assets and a statement of the funded status at December 31.

The net amounts recorded as “Postemployment benefit obligation” on our consolidated balance sheets at December 31, 2007 and 2006 were $(48) and $158, respectively.

	2007	2006
Benefit obligations at end of year	$(1,016)	$(1,016)
Fair value of plan assets	1,064	858
(Unfunded) benefit obligation	$48	$(158)

The following table provides information for certain non-U.S. defined-benefit pension plans with accumulated benefit obligations in excess of plan assets:

	2007	2006
Projected benefit obligation	$1,015	$1,016
Accumulated benefit obligation	892	874
Fair value of plan assets	1,064	858

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

In determining the projected benefit obligation for certain non-U.S. defined-benefit pension plans, we used the following significant weighted-average assumptions:

	2007	2006
Discount rate for determining projected benefit obligation at December 31	5.57%	4.86%
Discount rate in effect for determining net cost (benefit)	4.86%	4.55%
Long-term rate of return on plan assets	6.15%	6.09%
Composite rate of compensation increase for determining projected benefit obligation at December 31	4.25%	4.36%
Composite rate of compensation increase for determining net pension cost	4.36%	4.25%

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost	2007	2006
Service cost - benefits earned during the period	$25	$27
Interest cost on projected benefit obligation	52	45
Expected return on assets	(54)	(43)
Amortization of prior service cost	(1)	-
Net pension cost	$22	$29

Other Changes Recognized in Other Comprehensive Income[1]	2007	2006
Net loss (gain)	$(105)	$40
Amortization of net loss (gain)	(2)	-
Amortization of prior service cost	-	-
Total recognized in net pension cost and other comprehensive income	$(107)	$40
[1]	FAS 158 required prospective application for fiscal years ending after December 15, 2006.

The estimated net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $3.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $633, $412 and $334 for the years ended December 31, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 12. STOCK-BASED COMPENSATION

We account for stock-based compensation using FAS 123(R). By using the modified retrospective method to adopt FAS 123(R), we increased the amount of excess tax benefits we had previously recorded on our consolidated balance sheets. Our accounting under FAS 123(R) may affect our ability to fully realize the value shown on our balance sheet of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123(R) do not allow a valuation allowance to be recorded unless the company’s future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. However, to the extent that additional tax benefits are generated in excess of the deferred taxes associated with compensation expense previously recognized, the potential future impact on income would be reduced.

At December 31, 2007, we had various stock-based compensation plans, which are described below. The compensation cost recognized for those plans for the years ended December 31 was $720 in 2007, $301 in 2006 and $143 in 2005 and is included in “Selling, general and administrative” in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for stock-based compensation arrangements for the years ended December 31, 2007, 2006 and 2005 was $275, $116 and $54.

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. Stock options issued through December 31, 2007 carry exercise prices equal to the market price of our stock at the date of grant. Beginning in 1994 and ending in 1999, certain employees of AT&T Teleholdings, Inc. (formerly known as Ameritech) were awarded grants of nonqualified stock options with dividend equivalents. During 2006, we amended our stock option plan to vest upon the date of grant. Prior to 2006, depending on the grant, stock options vesting could occur up to five years from the date of grant, with most options vesting ratably over three years. Performance stock units, which are nonvested stock units, are granted to key employees based upon the stock price at the date of grant and are awarded in the form of common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. Other nonvested stock units are valued at the market price of our stock at the date of grant and vest over a three- to five-year period. As of December 31, 2007, we were authorized to issue up to 133 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

The compensation cost that has been charged against income for our stock-based compensation plans is as follows:

	2007	2006	2005
Performance stock units	$620	$282	$116
Restricted stock	68	6	6
Stock option expense	14	13	19
Other	18	-	2
Total	$720	$301	$143

The estimated fair value of the options when granted is amortized to expense over the options’ vesting or required service period. The fair value for these options was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	2006	2005
Risk-free interest rate	5.01%	4.94%	4.15%
Dividend yield	3.65%	4.75%	5.38%
Expected volatility factor	20.75%	21.79%	22.47%
Expected option life in years	7.00	8.00	8.00

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

A summary of option activity as of December 31, 2007, and changes during the period then ended, is presented below (shares in millions):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value [1]
Outstanding at January 1, 2007	309	$37.96
Granted	2	38.99
Exercised	(68)	29.76
Forfeited or expired	(12)	45.00
Outstanding at December 31, 2007	231	$40.03	3.10	$1,266
Exercisable at December 31, 2007	229	$40.04	3.05	$1,261
[1]	Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

The weighted-average fair value of each option granted during the year ended December 31 was $7.71 in 2007, $4.78 in 2006 and $3.39 in 2005. The total intrinsic value of options exercised during the year was $667 in 2007, $134 in 2006 and $24 in 2005.

It is our policy to satisfy share option exercises using our treasury shares. The actual tax benefit realized for the tax deductions from option exercises from these arrangements for the years ended December 31, 2007, 2006 and 2005 totaled $77, $28 and $9.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2007, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	25	$24.03
Granted	17	36.78
Vested	(14)	25.00
Forfeited	(1)	30.17
Other	9	24.68
Nonvested at December 31, 2007	36	$29.49

As of December 31, 2007, there was $422 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.58 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $345, $246 and $38.

NOTE 13. STOCKHOLDERS’ EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2007, the Board of Directors authorized the repurchase of up to 400 million shares of our common stock. This authorization replaced previous authorizations and will expire on December 31, 2009. As of December 31, 2007, we had not repurchased any shares under this program.

Notes to Consolidated Financial Statements, continued
Dollars in millions except per share amounts

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Balance Sheets	2007	2006
Accounts payable and accrued liabilities:
Accounts payable	$7,059	$6,919
Accrued rents and other	4,321	3,957
Accrued payroll and commissions	3,419	3,974
Deferred directory revenue	2,348	1,721
Accrued interest	1,149	915
Compensated future absences	637	759
Current portion of employee benefit obligation	249	973
Other	2,217	2,888
Total accounts payable and accrued liabilities	$21,399	$22,106
Deferred compensation (included in Other noncurrent liabilities)	$2,141	$2,064

Statements of Income	2007	2006	2005
Advertising expense	$3,430	$1,530	$812
Interest expense incurred	$3,678	$1,916	$1,492
Capitalized interest	(171)	(73)	(36)
Total interest expense	$3,507	$1,843	$1,456

Statements of Cash Flows	2007	2006	2005
Cash paid during the year for:
Interest	$3,445	$1,666	$1,395
Income taxes, net of refunds	4,013	2,777	2,038

Statements of Stockholders’ Equity	2007	2006	2005
Accumulated other comprehensive income (loss) is comprised of the following components, net of taxes, at December 31:
Foreign currency translation adjustment	$(469)	$(488)	$(505)
Unrealized gains on securities	375	345	340
Unrealized (losses) on cash flow hedges	(226)	(172)	(189)
Defined benefit postretirement plan	(59)	(4,999)	-
Other	(1)	-	(2)
Accumulated other comprehensive (loss)	$(380)	$(5,314)	$(356)

No customer accounted for more than 10% of consolidated revenues in 2007, 2006 or 2005.

NOTE 15. TRANSACTIONS WITH AT&T MOBILITY

Prior to our December 29, 2006 acquisition of BellSouth (see Note 2), we and BellSouth, the two owners of AT&T Mobility, each made a subordinated loan to AT&T Mobility (shareholder loans) and entered into a revolving credit agreement with AT&T Mobility to provide short-term financing for operations. Following the BellSouth acquisition both our shareholder loan and revolving credit agreement with AT&T Mobility were consolidated and do not appear on our consolidated balance sheets at December 31, 2007 and 2006. The shareholder loan carries an annual 6.0% interest rate and we earned interest income on this loan of $246 during 2006 and $311 in 2005.

Prior to our BellSouth acquisition, we generated revenues of $1,466 in 2006 and $869 in 2005 for services sold to AT&T Mobility. These revenues were primarily from access and long-distance services sold to AT&T Mobility on a wholesale basis and commissions revenue related to customers added through AT&T sales sources.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $2,461 in 2008, $2,237 in total for 2009 and 2010, $1,197 in total for 2011 and 2012 and $471 in total for years thereafter.

NOTE 17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table represents our quarterly financial results:

						Stock Price
	Total			Basic	Diluted
Calendar	Operating	Operating	Net	Earnings	Earnings
Quarter	Revenues	Income	Income	Per Share[1]	Per Share[1]	High	Low	Close
2007
First	$28,969	$4,664	$2,848	$0.46	$0.45	$39.86	$33.20	$39.43
Second	29,478	4,944	2,904	0.47	0.47	41.54	38.38	41.50
Third	30,132	5,304	3,063	0.50	0.50	42.97	36.53	42.31
Fourth	30,349	5,492	3,136	0.52	0.51	42.79	36.25	41.56
Annual	$118,928	$20,404	$11,951	1.95	1.94

2006
First	$15,756	$2,191	$1,445	$0.37	$0.37	$28.82	$24.24	$27.04
Second	15,770	2,604	1,808	0.47	0.46	28.03	24.72	27.89
Third	15,638	2,917	2,165	0.56	0.56	33.76	26.35	32.56
Fourth	15,891	2,576	1,938	0.50	0.50	36.21	31.57	35.75
Annual	$63,055	$10,288	$7,356	1.89	1.89
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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, AT&T management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company’s internal control over financial reporting. The attestation report is included on Page 82.

/s/ Randall Stephenson                                                                           /s/ Richard G. Lindner
Randall Stephenson                                                                             Richard G. Lindner
Chairman of the Board,                                                                            Senior Executive Vice President and
Chief Executive Officer and President                                                   Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion thereon.

San Antonio, Texas
February 14, 2008

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, of the Company and our report dated February 14, 2008, expressed an unqualified opinion thereon.

San Antonio, Texas
February 14, 2008