Form 10-K, Exhibit 13
AT&T INC.
filed 2009-02-25
CIK 732717

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

Selected Financial and Operating Data
Dollars in millions except per share amounts
At December 31 or for the year ended:	2008	2007	2006[2]	2005[3]	2004
Financial Data[1]
Operating revenues	$124,028	$118,928	$63,055	$43,764	$40,733
Operating expenses	$100,965	$98,524	$52,767	$37,596	$34,832
Operating income	$23,063	$20,404	$10,288	$6,168	$5,901
Interest expense	$3,390	$3,507	$1,843	$1,456	$1,023
Equity in net income of affiliates	$819	$692	$2,043	$609	$873
Other income (expense) – net	$(589)	$615	$393	$397	$1,414
Income taxes	$7,036	$6,253	$3,525	$932	$2,186
Income from continuing operations	$12,867	$11,951	$7,356	$4,786	$4,979
Income from discontinued operations, net of tax[4]	$-	$-	$-	$-	$908
Net income	$12,867	$11,951	$7,356	$4,786	$5,887
Earnings per common share:
Income from continuing operations	$2.17	$1.95	$1.89	$1.42	$1.50
Net income	$2.17	$1.95	$1.89	$1.42	$1.78
Earnings per common share – assuming dilution:
Income from continuing operations	$2.16	$1.94	$1.89	$1.42	$1.50
Net income	$2.16	$1.94	$1.89	$1.42	$1.77
Total assets	$265,245	$275,644	$270,634	$145,632	$110,265
Long-term debt	$60,872	$57,255	$50,063	$26,115	$21,231
Construction and capital expenditures	$20,335	$17,888	$8,398	$5,612	$5,130
Dividends declared per common share	$1.61	$1.47	$1.35	$1.30	$1.26
Book value per common share	$16.35	$19.09	$18.52	$14.11	$12.27
Ratio of earnings to fixed charges	4.75	4.91	5.01	4.11	6.32
Debt ratio	43.8%	35.7%	34.1%	35.9%	40.0%
Weighted-average common shares
outstanding (000,000)	5,927	6,127	3,882	3,368	3,310
Weighted-average common shares
outstanding with dilution (000,000)	5,958	6,170	3,902	3,379	3,322
End of period common shares
outstanding (000,000)	5,893	6,044	6,239	3,877	3,301
Operating Data
Wireless customers (000)[5]	77,009	70,052	60,962	54,144	49,132
In-region network access lines in service (000)[6]	55,610	61,582	66,469	49,413	52,356
Broadband connections (000)[7]	16,322	14,802	12,170	6,921	5,104
Number of employees	302,660	309,050	304,180	189,950	162,700

1	Amounts in the above table have been prepared in accordance with U.S. generally accepted accounting principles.
2	Our 2006 income statement amounts reflect results from BellSouth Corporation (BellSouth) and AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC, for the two days following the December 29, 2006 acquisition. Our 2006 balance sheet and end-of-year metrics include 100% of BellSouth and AT&T Mobility. Prior to the December 29, 2006 BellSouth acquisition, AT&T Mobility was a joint venture in which we owned 60% and was accounted for under the equity method.
3	Our 2005 income statement amounts reflect results from AT&T Corp. for the 43 days following the November 18, 2005 acquisition. Our 2005 balance sheet and end-of-year metrics include 100% of AT&T Corp.
4	Our financial statements reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations. The operational results and the gain associated with the sale of that business are presented in “Income from discontinued operations, net of tax.”
5	The number presented represents 100% of AT&T Mobility cellular/PCS customers. The 2004 number includes customers from the acquisition of AT&T Wireless Services, Inc.
6	In-region represents access lines serviced by our incumbent local exchange companies (in 22 states since the BellSouth acquisition and in 13 states prior to that acquisition). Beginning in 2006, the number includes BellSouth lines in service.
7	Broadband connections include in-region DSL lines, in-region U-verse high-speed Internet access, satellite broadband and 3G LaptopConnect cards.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
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

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2009 in the “Operating Environment and Trends of the Business” section.

We completed our acquisition of BellSouth Corporation (BellSouth) on December 29, 2006. We thereby acquired BellSouth’s 40% economic interest in AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC (Cingular), resulting in 100% ownership of AT&T Mobility. Our consolidated results in 2006 include BellSouth’s and AT&T Mobility’s operational results for the final two days of the year. Prior to the acquisition, we reported the income from our 60% share of AT&T Mobility as equity in net income. In accordance with U.S. generally accepted accounting principles (GAAP), operating results from BellSouth and AT&T Mobility prior to their respective acquisition dates are excluded.

				Percent Change
				2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
Operating revenues	$124,028	$118,928	$63,055	4.3%	88.6%
Operating expenses	100,965	98,524	52,767	2.5	86.7
Operating income	23,063	20,404	10,288	13.0	98.3
Income before income taxes	19,903	18,204	10,881	9.3	67.3
Net income	12,867	11,951	7,356	7.7	62.5
Diluted earnings per share	2.16	1.94	1.89	11.3%	2.6%

Overview
Operating income  As noted above, 2007 revenues and expenses reflect the addition of BellSouth’s and AT&T Mobility’s results while our 2006 results only include two days of their results. Accordingly, the following discussion of changes in our revenues and expenses is affected by these acquisitions.

Our operating income increased $2,659, or 13.0%, in 2008 and $10,116, or 98.3%, in 2007. Our operating income margin increased from 16.3% in 2006 to 17.2% in 2007 and to 18.6% in 2008. Operating income in 2008 increased primarily due to continued growth in wireless service and data revenues along with a decrease in the amortization of merger-related intangibles and increased in 2007 primarily due to the acquisition of BellSouth. Reported results in 2008 include directory revenue and expenses from directories published by BellSouth subsidiaries. In accordance with GAAP, our reported results in 2007 did not include deferred revenue of $964 and expenses of $308 from BellSouth directories published during the 12-month period ending with the December 29, 2006 date we acquired BellSouth. Had our 2007 directory results included this deferred revenue and expenses, operating income would have increased $2,003 for 2008, as compared to 2007.

Operating revenues increased $5,100, or 4.3%, in 2008 and $55,873, or 88.6%, in 2007. Revenues in 2008 reflect an increase in wireless subscribers and data revenues, primarily related to Internet Protocol (IP) data, partially offset by the continued decline in voice revenues. Increases in 2007 were primarily due to our acquisitions and to continuing growth in wireless subscribers. As discussed above, purchase accounting treatment for directories published 12 months prior to the BellSouth acquisition also increased revenues in 2008 when compared to 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our operating revenues also reflect the continued decline of our retail access lines due to the dramatically declining overall economy and increased competition, as customers continued to disconnect both primary and additional lines and switched to wireless, Voice over Internet Protocol (VoIP) and cable offerings for voice and data. While we lose the wireline voice revenues, we have the opportunity to increase wireless service revenue should customers choose AT&T Mobility as their alternative provider.

Operating expenses increased $2,441, or 2.5%, in 2008 and $45,757, or 86.7%, in 2007. The increase in 2008 was primarily due to higher equipment costs related to the successful launch of the Apple iPhone 3G and increased sales of PDA devices, while the increase in 2007 was primarily due to merger integration costs and amortization expense on intangible assets identified at the time of acquisition. Also increasing 2008 expenses were higher commissions and residuals from the growth in wireless, severance associated with announced workforce reductions as well as hurricane-related expenses affecting both the wireless and wireline segments. Partially offsetting these increases were merger integration costs recognized in 2007 and not in 2008, and lower amortization expense on intangible assets in 2008.

Interest expense decreased $117, or 3.3%, in 2008 and increased $1,664, or 90.3%, in 2007. Interest expense remained relatively unchanged during 2008 with a decrease in our weighted average interest rate and increases in interest charged during construction, offset by an increase in our average debt balances. Future interest expense will continue to reflect increased interest during construction related to preparing 2008 spectrum purchases for service. The increase in 2007 was primarily due to higher average debt balances resulting from the inclusion of BellSouth and AT&T Mobility outstanding debt on our consolidated balance sheet.

Equity in net income of affiliates  Equity in net income of affiliates increased $127, or 18.4%, in 2008, primarily due to improved results from our investments in América Móvil S.A. de C.V. (América Móvil), Télefonos de México, S.A. de C.V. (Telmex) and Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) offset by foreign exchange adjustments. Equity in net income of affiliates decreased $1,351 in 2007 as a result of the change in accounting for AT&T Mobility which moved Mobility’s results from this line. Prior to the December 29, 2006 BellSouth acquisition (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth. AT&T Mobility is now a wholly-owned subsidiary of AT&T, and wireless results are reflected in operating revenues and expenses in our consolidated statements of income.

Other income (expense) – net  We had other expense of $589 in 2008, and other income of $615 in 2007 and $393 in 2006. Results for 2008 included losses of $467 related to asset impairments, $261 in minority interest expense and $180 loss on the sale of merger-related investments held under independent management which support certain benefit plans (see Note 11). These losses were partially offset by a $121 gain on the disposition of other non-strategic assets, $107 gain related to interest income, $49 of income from leveraged leases and $41 of dividend income.

Other income for 2007 included gains of $409 related to a wireless spectrum license exchange, $166 in interest income, $148 from the sale of administrative buildings and other non-strategic assets, and $88 from other non-operating activities. These gains were partially offset by $196 in minority interest expense. Other income for 2006 included interest income of $377. There were no other individually significant other income or expense transactions during 2006.

Income taxes increased $783, or 12.5%, in 2008 and $2,728, or 77.4%, in 2007. The increase in income taxes in 2008 was primarily due to higher operating income. Our effective tax rate in 2008 was 35.4%, compared to 34.4% in 2007 and 32.4% in 2006. The increase in our effective tax rate for 2008 was primarily due to an increase in income before income taxes.

The increase in income taxes in 2007 compared to 2006 was primarily due to higher operating income reflecting the acquisition of BellSouth and its share of AT&T Mobility’s operating results. The increase in our effective tax rate for 2007 was primarily due to the consolidation of AT&T Mobility and an increase in income before income taxes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information
To provide improved comparability versus previous results, below is a supplemental table providing pro forma consolidated operating revenues for 2006, assuming the closing date for the BellSouth acquisition was January 1, 2006, along with a summary of how these 2006 pro forma numbers would have affected 2007 results. The 2008 results are included to provide trend information but the comparisons between 2008 and 2007 results are discussed in “Segment Results.”

Supplemental Consolidated Operating Revenues Information
				Percent Change
	Actual	Actual	Pro Forma	2007 vs.
	2008	2007	2006	2006
Segment operating revenues
Wireless service	$44,249	$38,568	$33,692	14.5%
Voice	37,321	40,798	43,505	(6.2)
Data	24,372	23,206	22,173	4.7
Directory	5,416	4,806	5,823	(17.5)
Other	12,670	11,550	11,861	(2.6)
Total Operating Revenues	$124,028	$118,928	$117,054	1.6%

Pro forma wireless service growth in 2007 was driven by subscriber growth and strong increases in data usage, including increased messaging, browsing, media bundles and both laptop and smartphone connectivity. We have historically discussed our wireless segment results on a basis that included 100% of AT&T Mobility results, and a detailed wireless service revenue discussion can be found in our “Wireless Segment Results” section.

The pro forma voice revenue decline in 2007 is consistent with trends and is due to access line declines reflecting competition and substitution of alternative technologies, pricing pressures due to competition, anticipated shifts of traffic by major consolidated carriers to their own networks and a continuing decline in the number of AT&T Corp.’s (ATTC) mass-market customers, which are composed of consumers and small businesses.

Pro forma data growth was led by an increase in IP data revenues of 13.3% in 2007, with strength in high-speed Internet, managed Internet, Virtual Private Network (VPN) and hosting services. Data transport service revenues were up 0.7% in 2007, and packet-switched data revenues, which include frame relay and asynchronous transfer mode (ATM) services, were down 7.0%, consistent with the industry trend of customers switching to IP-based services from traditional circuit-based services.

Directory results were lower in 2007 due to the purchase accounting treatment of directories delivered by BellSouth’s advertising and publishing businesses in the 12 months prior to the merger (see Note 4). In accordance with GAAP, the deferred revenues from these books were not included in the 2007 consolidated directory revenues. Had those deferred revenues been included in 2007, directory revenues would have increased by $964. The pro forma revenues for 2006 do not reflect this purchase accounting treatment of deferred directory revenues.

Pro forma other revenues decreased in 2007 due to our decision to de-emphasize sales of lower-margin, stand-alone customer premises equipment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
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

The wireless segment accounted for approximately 39% of our 2008 total segment operating revenues as compared to 35% in 2007 and 46% of our 2008 total segment income as compared to 32% in 2007. This segment offers wireless voice and data communications services across the United States. This segment reflects 100% of the results reported by AT&T Mobility, which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. Prior to the acquisition, although we analyzed AT&T Mobility’s revenues and expenses under the wireless segment, we eliminated the wireless segment in our consolidated financial statements. In our 2006 and prior consolidated financial statements we reported our 60% proportionate share of AT&T Mobility’s results as equity in net income of affiliates.

The wireline segment accounted for approximately 55% of our 2008 total segment operating revenues as compared to 59% in 2007 and 47% of our 2008 total segment income as compared to 55% in 2007. This segment provides both retail and wholesale landline communications services, including local and long-distance voice, switched access, IP and Internet access data, messaging services, managed networking to business customers, AT&T U-verseSM TV service and satellite television services through our agency agreements.

The advertising & publishing segment accounted for approximately 4% of our 2008 total segment operating revenues as compared to 5% in 2007 and 7% of our 2008 total segment income as compared to 9% in 2007. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising, Internet-based advertising and local search. For 2007, this segment includes 100% of the results of YELLOWPAGES.COM (YPC), which was a joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T.

Under Statement of Financial Accounting Standards No. 141, “Business Combinations” (FAS 141), deferred revenue and expenses from BellSouth directories published during the 12-month period ending with the December 29, 2006 acquisition date were not recognized in 2007 consolidated results. Accordingly, our consolidated revenue and expenses in 2007 related to directory operations were lower. Because management assesses the performance of the segment including the revenue and expenses associated with those directories, for segment reporting purposes, our 2007 advertising & publishing segment results include revenues of $964 and expenses of $308, related to directories published prior to our acquisition of BellSouth. These amounts are eliminated in our consolidated results (see Note 4).

The other segment accounted for approximately 2% of our 2008 total segment operating revenues as compared to 1% in 2007 and less than 1% of our 2008 total segment income as compared to 4% in 2007. This segment includes results from Sterling Commerce, Inc. (Sterling), customer information services, payphone, and all corporate and other operations. During 2008, we announced our intention to discontinue our retail payphone operations. Additionally, this segment includes our portion of the results from our international equity investments and charges of $978 associated with our workforce reductions announced in 2008. Prior to December 29, 2006, this segment also included our results from AT&T Mobility as equity in net income of affiliates, as discussed above.

The following tables show components of results of operations by segment. We discuss significant segment results following each table. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless
Segment Results
				Percent Change
				2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
Segment operating revenues
Service	$44,410	$38,678	$33,788	14.8%	14.5%
Equipment	4,925	4,006	3,749	22.9	6.9
Total Segment Operating Revenues	49,335	42,684	37,537	15.6	13.7
Segment operating expenses
Cost of services and equipment sales	18,078	15,991	15,057	13.1	6.2
Selling, general and administrative	14,403	12,594	11,446	14.4	10.0
Depreciation and amortization	5,770	7,079	6,462	(18.5)	9.5
Total Segment Operating Expenses	38,251	35,664	32,965	7.3	8.2
Segment Operating Income	11,084	7,020	4,572	57.9	53.5
Equity in Net Income of Affiliates	6	16	40	(62.5)	(60.0)
Minority Interest [1]	(256)	(198)	(169)	(29.3)	(17.2)
Segment Income	$10,834	$6,838	$4,443	58.4%	53.9%
[1]	Minority interest is recorded as “Other Income (Expense) – Net” in the consolidated statements of income.

Accounting for AT&T Mobility
The wireless segment reflects 100% of the results reported by AT&T Mobility, which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition, at which time it became a wholly-owned subsidiary of AT&T. Prior to the BellSouth acquisition (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth. This means that our 2006 consolidated results included our 60% share of AT&T Mobility’s results in “Equity in net income of affiliates” in our consolidated statements of income. Following the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary and AT&T Mobility’s results are now included as operating revenues and expenses in our consolidated statements of income. Accordingly, results from this segment for the last two days of 2006 were included in our operating revenues and expenses and not in the “Equity in net income (loss) of affiliates” line. However, for all the periods presented, the wireless segment reflects 100% of the results reported by AT&T Mobility based on the management of the business.

Dobson Acquisition
In November 2007, we acquired Dobson Communications Corporation (Dobson). Dobson marketed wireless services under the Cellular One brand and had provided roaming services to AT&T subsidiaries since 1990. Dobson had 1.7 million subscribers across 17 states, mostly in rural and suburban areas. Dobson was incorporated into our wireless operations subsequent to its acquisition.

Wireless Customer and Operating Trends
As of December 31, 2008, we served 77.0 million wireless customers, compared to 70.1 million at December 31, 2007, and 61.0 million at December 31, 2006. Approximately 69% of our wireless customer net additions in 2008 were postpaid customer additions. Contributing to our net additions and retail customer growth was improvement in postpaid customer turnover (customer churn) levels due to our strong network performance and attractive products and services offerings, including the Apple iPhone. The improvement in churn levels benefited from network and customer service improvements and continued high levels of advertising. Gross customer additions were 21.4 million in 2008, 20.1 million in 2007 and 19.2 million in 2006. Postpaid customer gross additions increased approximately 8.4% primarily due to attractive plan offerings and exclusive product offerings such as the Apple iPhone, BlackBerry® Bold and unique quick messaging devices.

As the wireless industry continues to mature, we believe that future wireless growth will become increasingly dependent on our ability to offer innovative services, which will encourage existing customers to upgrade their current services and handsets and will attract customers from other providers, as well as on our ability to minimize customer churn. Average service revenue per user/customer (ARPU) increased approximately 1% compared to 2007 primarily due to increased data services ARPU growth. ARPU from postpaid customers increased 3.7% reflecting usage of more advanced handsets, such as the Apple iPhone 3G, by these customers. In 2008, data services ARPU grew 33.8% compared to 2007. The continued increase in data revenue was related to increased use of text messaging, Internet access, e-mail and other data services. We expect continued growth from data services as more customers purchase advanced handsets, such as iPhone 3G, and laptop cards and as our third-generation network continues to expand. The growth in data ARPU was partially offset by a decline in voice service ARPU of 6.5% compared to 2007. The decline in voice service ARPU is the result of a decrease in postpaid voice overage charges, increases in our Family Talk® and reseller customers, which have lower ARPU than traditional postpaid customers, lower roaming revenues due to acquisitions and rate negotiations as part of roaming cost savings initiatives, slowing international growth and lower regulatory cost recovery charges. We expect continued pressure on voice service ARPU.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In 2007, data service ARPU grew 46.9% compared to 2006. The continued increase in data revenue was related to increased use of text messaging, Internet access, e-mail and other data services. The growth in data ARPU was partially offset by a decline in voice service ARPU of 4.1% compared to 2006, reflecting a higher percentage of prepaid and reseller customers, which provide significantly lower ARPU than postpaid customers, and continued shifts to all-inclusive rate plans that offer lower monthly charges.

The effective management of customer churn also is critical to our ability to maximize revenue growth and to maintain and improve margins. Customer churn is calculated by dividing the aggregate number of wireless customers who cancel service during each month in a period by the total number of wireless customers at the beginning of each month in that period. Our customer churn rate was 1.7% in 2008, 1.7% in 2007 and 1.8% in 2006. The churn rate for postpaid customers was 1.2% in 2008, down from 1.3% in 2007 and 1.5% in 2006. The decline in postpaid churn reflects higher network quality and broader coverage, more affordable rate plans as well as exclusive devices and free mobile-to-mobile calling among our wireless customers.

Wireless Operating Results
Our wireless segment operating income margin was 22.5% in 2008, 16.4% in 2007 and 12.2% in 2006. The higher margin in 2008 was primarily due to revenue growth of $6,651, which exceeded our increase in operating expenses of $2,587, which included a decrease in depreciation and amortization of $1,309. The higher margin in 2007 was primarily due to revenue growth of $5,147, which exceeded our increase in operating expenses of $2,699.

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Service revenues increased $5,732, or 14.8%, in 2008 and $4,890, or 14.5%, in 2007 and consisted of:
•
Data revenue increases of $3,647, or 52.5%, in 2008 and $2,692, or 63.3%, in 2007. The increase in 2008 is primarily due to the increased number of data users and the above noted increase in data ARPU of 33.8%. Our significant data growth also reflects an increased number of subscribers using our 3G network. The increase in 2007 was related to increased use of text messaging and Internet access services, which resulted in an increase in data ARPU of 46.9%. Data service revenues represented approximately 23.9% of our wireless segment service revenues in 2008 and 18.0% in 2007.

•
Voice revenue increases of $2,076, or 6.6%, in 2008 and $2,135, or 7.3%, in 2007. The increase in 2008 was primarily due to an increase in the number of average wireless customers of approximately 14%, partially offset by a decline in voice ARPU of 6.5%. The increase in 2007 was primarily due to an increase in the average number of wireless customers of approximately 12%, partially offset by a decline in voice ARPU of 4.1%. Included in voice revenues for both periods were increases in long-distance and net roaming revenue due to increased international usage.

Equipment revenues increased $919, or 22.9%, in 2008 and $257, or 6.9%, in 2007. The increase in both 2008 and 2007 was due to higher handset revenues reflecting increased gross customer additions and customer upgrades to more advanced handsets. The increase in 2007 was partially offset by equipment discounts and rebate activity.

Cost of services and equipment sales expenses increased $2,087, or 13.1%, in 2008 and $934, or 6.2%, in 2007. The 2008 and 2007 increases were primarily due to increased equipment sales expense of $2,005 and $1,140, respectively, resulting from the overall increase in sales as well as an increase in sales of higher-cost 3G devices, the introduction of the Apple iPhone 3G (in 2008) and iPhone (in 2007) handsets as well as an increase in the number of handset accessory sales. The 2008 per-unit accessory cost decreased from 2007, while the 2007 per-unit accessory cost increased from 2006. Total equipment costs continue to be higher than equipment revenues due to the sale of handsets below cost, through direct sales sources, to customers who committed to one-year or two-year contracts or in connection with other promotions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Excluding equipment sales, costs of services remained relatively flat in 2008 as the result of higher regulatory fees of $204 due to revenue growth, reseller costs of $145, and interconnect and other costs of $141, substantially offset by lower incollect roaming costs of $249, network system costs of $132 and long-distance costs of $27.

The $145 increase in reseller costs is attributable to higher license, maintenance and other reseller costs partly offset by cost reductions from the migration of network usage from the T-Mobile USA (T-Mobile) network in California and Nevada to our networks in these states. Our remaining purchase commitment to T-Mobile for this transition period was $42 and $51 at December 31, 2008 and 2007, respectively.

The $141 increase in interconnect and other costs primarily related to increased usage and integration costs related to Dobson. The $132 decrease in network system costs is the result of benefits from network and systems integration and cost-reduction initiatives of $218, and lower data processing and payroll costs of $109, partly offset by incremental rents related to Dobson and general building expense increases of $124, and hurricane and other incremental network costs of $99.

Cost of services declined $206 in 2007. This decline was due to lower interconnect, roaming and long-distance expenses related to network and systems integration and cost-reduction initiatives, as well as cost reductions from the migration of network usage from the T-Mobile network. These decreases were partially offset by higher network usage, with increases in total system minutes of use of 13.5%, and associated network system expansion and increased network equipment costs.

Selling, general and administrative expenses increased $1,809, or 14.4%, in 2008 and $1,148, or 10.0%, in 2007.

The increase in selling, general and administrative expenses in 2008 was due to the following:
•
Increases of $702 in customer costs and other expenses primarily due to increased customer service costs of $159, customer maintenance costs of $240, bad debt expense of $49 and other support costs of $298, partially offset by a decline of $44 in billing expenses.

•	Increases in selling expenses of $362 due to increases in commissions expense, sales and marketing expenses partly attributable to the introduction of the Apple iPhone 3G.
•	Increases in upgrade commission and residual expenses of $745 due to higher handset upgrade volume and commission rates.

The increase in selling, general and administrative expenses in 2007 was due to the following:
•
Increases in selling expenses of $572 due to increases in sales and advertising expenses and Apple iPhone related costs, partially offset by a decrease in net commission expense, which was consistent with the increase in prepaid plan sales as a percentage of total retail sales.

•
Increases of $572 in customer maintenance and other expenses primarily due to increased bad debt expense of $338 and other support costs of $234, partially offset by a decline of $191 in billing expenses, lower information technology (IT) and customer service expenses.

•	Increases in upgrade commission and residual expenses of $195 due to increased prepaid plan costs and higher handset upgrade activity.

Depreciation and amortization decreased $1,309, or 18.5%, in 2008 and increased $617, or 9.5%, in 2007. The decrease in 2008 was due to lower amortization expense of $770 and lower depreciation expense of $539. The decrease in amortization expense is attributable to declining amortization of identifiable intangible assets, which are principally amortized using the sum-of-the-months-digits method of amortization, partially offset by incremental amortization on Dobson intangible assets acquired by AT&T Mobility. Depreciation expense decreased $695 due to certain network assets becoming fully depreciated and decreased $612 due to Time Division Multiple Access (TDMA) assets being depreciated on an accelerated basis through 2007. These decreases were partly offset by incremental depreciation on capital assets placed in service during 2008.

The increase in 2007 was primarily due to an increase of $1,522 in amortization of identifiable intangible assets related to our acquisition of BellSouth’s 40% ownership interest, partially offset by declining amortization of identifiable AT&T Wireless Services, Inc. intangible assets acquired by AT&T Mobility in 2004. Expenses also increased due to accelerated depreciation on TDMA assets and ongoing capital spending for network upgrades and expansion. The 2007 increase was partially offset by decreases in depreciation expense of $905 due to certain network assets becoming fully depreciated and purchase accounting adjustments on certain network assets related to acquiring BellSouth’s 40% ownership interest of AT&T Mobility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireline
Segment Results
				Percent Change
				2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
Segment operating revenues
Voice	$38,198	$41,630	$33,714	(8.2)%	23.5%
Data	25,352	24,075	18,317	5.3	31.4
Other	6,304	5,878	5,442	7.2	8.0
Total Segment Operating Revenues	69,854	71,583	57,473	(2.4)	24.6
Segment operating expenses
Cost of sales	31,929	31,018	27,388	2.9	13.3
Selling, general and administrative	13,624	15,159	12,205	(10.1)	24.2
Depreciation and amortization	13,150	13,416	9,682	(2.0)	38.6
Total Segment Operating Expenses	58,703	59,593	49,275	(1.5)	20.9
Segment Income	$11,151	$11,990	$8,198	(7.0)%	46.3%

Operating Margin Trends
Our wireline segment operating income margin was 16.0% in 2008, compared to 16.7% in 2007 and 14.3% in 2006. Results for 2008 reflect revenue declines that exceeded expense declines. Our wireline segment operating income decreased $839, or 7.0%, in 2008 and increased $3,792 in 2007 primarily reflecting the addition of BellSouth’s operating results in 2007. Our operating income continued to be pressured by access line declines due to increased competition, as customers disconnected both primary and additional lines and switched to alternative technologies, such as wireless, VoIP and cable for voice and data. The deteriorating economy during 2008 also adversely affected our customers’ ability to purchase and maintain both wireline and wireless services. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and voice. Additionally, we have the opportunity to increase wireless segment revenues if customers choose AT&T Mobility as an alternative provider. As noted above, 2007 revenues and expenses reflect the addition of BellSouth’s results while our 2006 results only include two days of their results. Accordingly, the following discussion of changes in our revenues and expenses is affected by this acquisition.

Voice revenues decreased $3,432, or 8.2%, in 2008 primarily due to declining demand for traditional voice services and increased $7,916, or 23.5%, in 2007. Included in voice revenues are revenues from local voice, long-distance and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.
•
Local voice revenues decreased $1,887, or 7.7%, in 2008 and increased $6,831, or 38.4%, in 2007. The decrease in 2008 was driven primarily by loss of revenue of $1,230 from a decline in access lines and by $422 from a decline from ATTC’s mass-market customers. The increase in 2007 was primarily due to the acquisition of BellSouth, which increased local voice revenues approximately $8,040. Local voice revenues also increased in 2007 due to pricing increases for regional telephone service, custom calling features and inside wire maintenance agreements. Local voice revenues in 2007 were negatively impacted by expected declines in revenues from ATTC’s mass-market customers and from customer demand-related declines for calling features and inside wire agreements. We expect our local voice revenue to continue to be negatively affected by increased competition from alternative technologies, the disconnection of additional lines and the deteriorating economy.

•
Long-distance revenues decreased $1,195, or 7.9%, in 2008 and increased $761, or 5.3%, in 2007 primarily due to the acquisition of BellSouth, which increased long-distance revenues approximately $2,075. The decrease in 2008 was primarily due to a net decrease in demand for long-distance service, due to expected declines in the number of ATTC’s mass-market customers, which decreased revenues $677 and decreased demand from global and consumer customers, which decreased revenues $532.

•
Local wholesale revenues decreased $350, or 18.7%, in 2008 and increased $324, or 20.9%, in 2007. The decrease in 2008 was primarily due to the declining number of competitive providers using local wholesale lines. However, this declining revenue trend stabilized in the second half of 2008 since industry consolidation and local wholesale line loss has slowed. The increase in 2007 was primarily due to the acquisition of BellSouth, which increased local wholesale revenues approximately $615. Wholesale revenue decreased in 2007 due to industry consolidation as certain customers moved more traffic to their own networks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Data revenues increased $1,277, or 5.3%, in 2008 and increased $5,758, or 31.4%, in 2007. Data revenues accounted for approximately 36% of wireline operating revenues in 2008, 34% in 2007 and 32% in 2006. Data revenues include transport, IP and packet-switched data services.

IP data revenues increased $1,537, or 16.1%, in 2008 primarily due to growth in consumer and business broadband, VPNs and managed Internet services, and increased $3,080, or 47.6%, in 2007 primarily due to the acquisition of BellSouth, which increased IP data approximately $2,235. Broadband high-speed Internet access increased IP data revenues $498 in 2008. The increase in broadband revenues was partially offset by the decline in revenue due to the renegotiation of our Yahoo! agreement which took effect April 2008. VPNs increased $477 and various other IP data services such as U-verse video and dedicated Internet access services contributed $535 to the increase in 2008. The increase in IP data revenues in 2008 and 2007 reflects continued growth in the customer base and migration from other traditional circuit-based services.

Our transport services increased $163, or 1.4%, in 2008, primarily due to continuing volume growth in Ethernet (types of high-capacity switched lines), ISDN and international private lines. These increases were partially offset by declines in usage-based transport services used by our largest business customers. In 2007, transport services revenues increased $2,640, or 29.7%, due to the acquisition of BellSouth.

Our traditional circuit-based services, which include frame relay, asynchronous transfer mode and managed packet services, decreased $423, or 14.1%, in 2008. This decrease is primarily due to lower demand as customers continue to shift to IP-based technology such as VPNs, broadband and managed Internet services. We expect these traditional services to continue to decline as a percentage of our overall data revenues. In 2007, circuit-based services revenues increased $38, or 1.3%, primarily due to the acquisition of BellSouth, which increased circuit-based services revenues $265.

Other operating revenues increased $426, or 7.2%, in 2008 and $436, or 8.0%, in 2007. Major items included in other operating revenues are integration services and customer premises equipment, government-related services and outsourcing, which account for more than 60% of total revenue for all periods. Equipment sales and related network integration and management services increased $260 in 2008, driven by an increase in management services, and decreased $274 in 2007 primarily due to less emphasis on the sale of lower-margin equipment. Governmental professional services revenue increased $100 in 2008 driven by growth across various contracts. Revenue also decreased by $70 in 2007 due to the recognition of intellectual property license fees in 2006 that did not recur in 2007. More than offsetting these declines in 2007 was incremental revenue from our acquisition of BellSouth.

Cost of sales expenses increased $911, or 2.9%, in 2008 and $3,630, or 13.3%, in 2007. Cost of sales consists of costs we incur in order to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as salary, wage and bonus accruals. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, operator services, IT and property taxes related to elements of our network. Pension and postretirement costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with these employees.

Cost of sales in 2008 increased due to the following:
•	Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, of $1,056.
•	Salary and wage merit increases, other bonus accruals and higher employee levels, which increased compensation expenses by $423 and increased medical and other benefits by $239.
•
Higher cost of equipment sales and related network integration services of $60 in 2008 primarily due to increased U-verse customers partially offset by reductions due to less emphasis on sales of lower-margin equipment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Partially offsetting these increases, cost of sales in 2008 decreased due to:
•
Lower traffic compensation expenses (for access to another carrier’s network) of $633 primarily due to reduced portal fees from renegotiation of our agreement with Yahoo!, continued migration of long-distance calls onto our network and a lower volume of calls from ATTC’s declining national mass-market customer base.

•
Lower net pension and postretirement cost of $387, primarily due to changes in our actuarial assumptions, including the increase of our discount rate from 6.00% to 6.50% (a decrease to expense) and favorable prior-year investment returns on plan assets resulting in a decrease in the recognition of net losses from prior years.

In addition to the impact of the BellSouth acquisition, cost of sales in 2007 increased due to the following:
•	Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, of $605.
•	Higher expenses of $225 in 2007 due to a 2006 change in our policy regarding the timing for earning vacation days, which reduced expense in 2006.
•	Salary and wage merit increases and other bonus accruals of $165.

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

•
Lower cost of equipment sales and related network integration services of $300, primarily due to less emphasis on sales of lower-margin equipment. Costs associated with equipment for large-business customers typically are greater than costs associated with services that are provided over multiple years.

•	Lower expenses of $163 in 2007 due to the discontinuance of DSL Universal Service Fund fees in the third quarter of 2006.

Selling, general and administrative expenses decreased $1,535, or 10.1%, in 2008 and increased $2,954, or 24.2%, in 2007. Selling, general and administrative expenses consist of our provision for uncollectible accounts; advertising costs; sales and marketing functions, including our retail and wholesale customer service centers; centrally managed real estate costs, including maintenance and utilities on all owned and leased buildings; credit and collection functions; and corporate overhead costs, such as finance, legal, human resources and external affairs. Pension and postretirement costs are also included to the extent that they relate to those employees.

Selling, general and administrative expenses in 2008 decreased due to the following:
•	Lower other wireline support costs of $616 primarily due to higher advertising costs incurred in 2007 for brand advertising and re-branding related to the BellSouth acquisition.
•
Lower net pension and postretirement cost of $231, primarily due to changes in our actuarial assumptions, including the increase of our discount rate from 6.00% to 6.50% (a decrease to expense) and favorable prior-year investment returns on plan assets resulting in a decrease in the recognition of net losses from prior years.

•	Lower compensation expenses primarily reflecting shifts of force levels to cost of sales functions of $420 with related declines in medical and other benefits by $210.

Partially offsetting these decreases, selling, general and administrative expenses in 2008 increased due to:
•	Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs, of $79.
•	Higher provision for uncollectible accounts primarily related to our business and wholesale customers of $35.

In addition to the impact of the BellSouth acquisition, selling, general and administrative expenses in 2007 increased due to the following:
•	Salary and wage merit increases and other bonus accruals of $102.
•	Higher expenses of $96 in 2007 due to a 2006 change in our policy regarding the timing for earning vacation days, which reduced expense in 2006.
•	Higher provision for uncollectible accounts of $80.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

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

Depreciation and amortization expenses decreased $266, or 2%, in 2008. We had an increase of $3,734, or 38.6%, in 2007 primarily due to higher depreciable and amortizable asset bases as a result of the acquisition of BellSouth in 2006. The relative stability in 2008 is a result of decreasing intangible amortization partially offsetting increased depreciation resulting from capital additions.

Supplemental Information

Telephone, Wired Broadband and Video Connections Summary
Our switched access lines and other services provided by our local exchange telephone subsidiaries at December 31, 2008, 2007 and 2006 are shown below and trends are addressed throughout this segment discussion.

(in 000s)				Percent Change
			Pro Forma	2008 vs.	2007 vs.
	2008	2007	2006 [7]	2007	2006
Switched Access Lines[1]
Retail Consumer	30,614	35,009	37,073	(12.6)%	(5.6)%
Retail Business[2]	21,826	22,811	23,484	(4.3)	(2.9)
Retail Subtotal[2]	52,440	57,820	60,557	(9.3)	(4.5)
Percent of total switched access lines	94.3%	93.9%	91.1%

Sold to ATTC[2]	140	181	1,294	(22.7)	(86.0)
Sold to other CLECs[2,3]	2,912	3,330	4,288	(12.6)	(22.3)
Wholesale Subtotal[2]	3,052	3,511	5,582	(13.1)	(37.1)
Percent of total switched access lines	5.5%	5.7%	8.4%

Payphone (Retail and Wholesale)[4]	118	251	330	(53.0)	(23.9)
Percent of total switched access lines	0.2%	0.4%	0.5%

Total Switched Access Lines	55,610	61,582	66,469	(9.7)	(7.4)

Total Wired Broadband Connections[2,5]	15,077	14,156	12,170	6.5	16.3

Satellite service[6]	2,190	2,116	1,507	3.5	40.4
U-verse video	1,045	231	3	-	-
Video Connections	3,235	2,347	1,510	37.8%	55.4%
   1 Represents access lines served by AT&T’s ILECs and affiliates.
  2 Prior period amounts restated to conform to current period reporting methodology.
[3] Competitive local exchange carriers (CLECs).
[4] Revenue from retail payphone lines is reported in the Other segment. We are in the process of ending our retail payphone operations.
[5] Total wired broadband connections include DSL, U-verse high-speed Internet access and satellite broadband.
[6] Satellite service includes connections under our agency and resale agreements.
[7] Amounts shown include BellSouth’s access lines in service after the December 29, 2006 BellSouth acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Advertising & Publishing
Segment Results
				Percent Change
				2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
Total Segment Operating Revenues	$5,502	$5,851	$3,685	(6.0)%	58.8%
Segment operating expenses
Cost of sales	1,716	1,645	1,121	4.3	46.7
Selling, general and administrative	1,282	1,421	616	(9.8)	-
Depreciation and amortization	789	924	3	(14.6)	-
Total Segment Operating Expenses	3,787	3,990	1,740	(5.1)	-
Segment Operating Income	1,715	1,861	1,945	(7.8)	(4.3)
Equity in Net Income (Loss) of Affiliates	-	-	(17)	-	-
Segment Income	$1,715	$1,861	$1,928	(7.8)%	(3.5)%

Accounting Impacts From the BellSouth Acquisition
FAS 141 requires that BellSouth deferred revenue and expenses from directories published during the 12-month period ending with the December 29, 2006 acquisition date not be included in our consolidated results. However, for management reporting purposes we continued to amortize these balances over the life of the directory (typically 12 months). Thus, for segment disclosure purposes, our advertising & publishing segment results included revenue of $964 and expenses of $308 in 2007. See Note 4 for a discussion of FAS 141.

Operating Results
Our advertising & publishing segment operating income margin was 31.2% in 2008, 31.8% in 2007 and 52.8% in 2006. The decrease in the segment operating income margin in 2008 was primarily the result of decreased operating revenues. The decrease in the segment operating income margin in 2007 was primarily due to the addition of BellSouth’s operating results, including the amortization of BellSouth’s customer lists acquired as a part of the acquisition.

Operating revenues decreased $349, or 6.0%, in 2008 largely driven by continuing declines in print revenue of $453 and lower sales agency revenue of approximately $113 due to the sale of the independent line of business segment of the L.M. Berry Company. This decrease was partially offset by increased Internet advertising revenue of $196. In 2007, operating revenues increased $2,166, or 58.8%, primarily due to the addition of BellSouth’s operating results, which increased operating revenues approximately $2,220 in 2007. This increase was largely driven by print advertising revenue of $1,859 and Internet advertising revenue of $200.

Operating expenses decreased $203, or 5.1%, in 2008 largely driven by decreased depreciation and amortization of $135 resulting from use of an accelerated method of amortization for the customer list acquired as part of the BellSouth acquisition, and lower employee, professional and contract related expenses. These expense decreases were partially offset by increased YELLOWPAGES.COM expansion costs. In 2007, operating expenses increased $2,250 primarily due to the addition of BellSouth’s operating results, which increased total operating expenses by approximately $2,110 in 2007.

Other
Segment Results
				Percent Change
				2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
Total Segment Operating Revenues	$2,043	$2,229	$1,883	(8.3)%	18.4%
Total Segment Operating Expenses	2,929	2,040	1,764	43.6	15.6
Segment Operating Income (Loss)	(886)	189	119	-	58.8
Equity in Net Income of Affiliates	813	676	2,020	20.3	(66.5)
Segment Income (Loss)	$(73)	$865	$2,139	-	(59.6)%

Our other segment operating results consist primarily of Sterling, customer information services (primarily operator services and payphone), corporate and other operations. Sterling provides business-integration software and services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operating revenues decreased $186, or 8.3%, in 2008 and increased $346, or 18.4%, in 2007. The decrease in 2008 is primarily due to reduced revenues from our operator services and our retail payphone operations. We are in the process of ending our retail payphone operations. The increase in 2007 is primarily due to the addition of BellSouth’s other operations and increased operating revenue at Sterling partially offset by decreased revenues from our retail payphone operations.

Operating expenses increased $889, or 43.6%, in 2008 and $276, or 15.6%, in 2007. The increase in 2008 was primarily due to charges of $978 associated with our workforce reductions announced in 2008, primarily employees in non-customer-facing areas of the business as a result of the restructure of our operations from a collection of regional companies to a single national approach. This was partially offset by reduction in reserves held at our captive insurance company and by decreased operating expenses from our operator services and retail payphone operations. The increase in 2007 was primarily due to the addition of BellSouth’s other operations and increased operating expenses at Sterling partially offset by decreased expense from our retail payphone operations.

Prior to the December 29, 2006 close of the BellSouth acquisition, our other segment included our 60% proportionate share of AT&T Mobility results as equity in net income of affiliates. As a result of the BellSouth acquisition, we own 100% of AT&T Mobility and its results for the final two days of 2006 and for the year 2007 have been excluded from equity in net income of affiliates in this segment and on our consolidated statements of income.

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

	2008	2007	2006
América Móvil	$469	$381	$274
Telmex & Telmex Internacional	324	265	222
AT&T Mobility	-	-	1,508
Other	20	30	16
Other Segment Equity in Net Income of Affiliates	$813	$676	$2,020

Equity in net income of affiliates increased $137 in 2008. Equity in net income in América Móvil increased $88 in 2008 primarily due to improved operating results. Equity in net income in Telmex and Telmex Internacional increased $59 reflecting lower depreciation and tax expenses, and improved operating results.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2009 Revenue Trends  We expect a challenging operating environment in 2009 due to the continuing economic recession, increasing competition and changes at the federal government level. Despite this environment, we expect a modest expansion of our operating revenues in 2009 compared to 2008, reflecting continuing growth in our wireless and broadband/data services. We expect our primary driver of growth to be wireless, especially in sales and increased use of advanced handsets including the Apple iPhone 3G, and that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect revenue growth will also reflect the increased information and technology services to be provided under our agreements with IBM. We expect continuing declines in traditional access lines but offsets in growth in broadband and video services. We expect solid growth in broadband revenues as customers continue to choose higher-speed services. We expect to continue to expand our U-verse service offerings in 2009.

2009 Expense Trends  Our major merger integration projects are now largely completed. However, given our expected challenging operating environment for 2009, we will continue to focus intensely on cost-control measures. We expect our operating income margin to be stable excluding pressure from our pension and retiree benefit costs. We expect our pension and retiree benefit costs to increase significantly due to our accounting policy for handling substantial investment losses in 2008 on our retirement plans’ assets (see “Significant Accounting Policies and Estimates”). We do not expect significant pension funding requirements in 2009. Expenses related to growth initiatives (see “Expected Growth Areas”) will apply some pressure to our operating income margin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Market Conditions  During 2008, the securities and mortgage markets and the banking system in general experienced significant declines in value and liquidity. The U.S. Congress, the U.S. Treasury Department, the Federal Reserve System and various other regulators have worked together to adopt plans to restore liquidity and stability to the securities, mortgage and banking systems. Although we have issued short-term and long-term debt during this economic decline, the U.S. government has provided capital to financial institutions and has enabled access to short-term borrowings for companies with high credit ratings. We are not yet able to determine the outcome of these plans.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. The losses associated with the securities markets declines during 2008 are not expected to have an impact on the ability of our benefit plans to pay benefits. We do not expect to make significant funding contributions to our pension plans in 2009. However, because our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), a continued weakness in the markets could require us to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. In addition, our policy on recognizing losses on investments in the pension and other postretirement plans will accelerate the recognition of losses in 2009 earnings (see “Significant Accounting Policies and Estimates”).

The ongoing weaknesses in the general economy and in the securities, credit and mortgage markets are also affecting portions of our customer and supplier bases although, at this time, we are unable to quantify the effects. We are seeing lower demand for our services from residential wireline customers. Although business revenues remained relatively stable this past year, we experienced some softening of demand late in 2008 for usage-based services, such as voice and transport. Our print directory revenues also declined during 2008 as the economy continued to weaken. Some of our suppliers also are experiencing increased financial and operating costs and one large telecom equipment supplier recently declared bankruptcy. As of year-end, these negative trends had been offset by continued growth in our wireless business. Our wireless growth reflects both an increased demand for advanced services, as evidenced by our successful launch of the iPhone 3G and other advanced devices, and increased sales of other advanced handsets, as well as a shift in demand from our traditional wireline services. Should the economy continue to deteriorate, we likely will experience pressure on pricing and margins as we compete for both wireline and wireless customers who will have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing warranteed equipment from our suppliers.

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

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. Where appropriate, we are pursuing additional legislative and regulatory measures to reduce regulatory burdens that inhibit our ability to compete more effectively and offer services wanted and needed by our customers. For example, we are supporting regulatory and legislative efforts that would offer new video entrants a streamlined process for bringing new video services to market and for offering more timely competition to traditional cable television providers. In addition, states representing a majority of our local service access lines have adopted legislation that enables new video entrants to acquire a single statewide or state-approved franchise (as opposed to the need to acquire hundreds or even thousands of municipal-approved franchises) to offer competitive video services. We also are supporting efforts to update and improve regulatory treatment for retail services. Passage of legislation is uncertain and depends on many factors.

Our wireless operations operate in robust competitive markets, but are likewise subject to substantial governmental regulation. Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. While wireless communications providers’ prices and service offerings are generally not subject to state regulation, an increasing number of states are attempting to regulate or legislate various aspects of wireless services, such as in the area of consumer protection. Additionally, we have noted our opposition to proposals to impose extreme versions of “net neutrality” open access regulation on wireless providers. It is widely recognized that the wireless industry in the United States is characterized by innovation, differentiation, declining prices and extensive competition among handset manufacturers, service providers and applications and that additional broadband regulation and new wholesale requirements are unnecessary and counterproductive and will discourage new investment and may be appropriate only in the case of market failure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Expected Growth Areas
We expect our wireless services and data wireline products to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireless Segment Results” and “Wireline Segment Results”). Over the next few years we expect an increasing percentage of our growth to come from: (1) our wireless service and (2) data/broadband, through existing and new services. We expect that our previous acquisitions will enable us to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Wireless  Wireless is our fastest-growing revenue stream and we expect to deliver continued revenue growth in the coming years. We believe that we are in a growth period of wireless data usage and that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video.

Our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access 3G network technology covers most major metropolitan areas of the U.S. This technology provides superior speeds for data and video services, and it offers operating efficiencies by using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless networks also rely on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data Rates for GSM Evolution for data communications. As of December 31, 2008, we served 77 million customers.

As the wireless industry continues to mature, we believe that future wireless growth will become increasingly dependent on our ability to offer innovative services that will encourage existing customers to upgrade their services, either by adding new types of services, such as data enhancements, or through increased use of existing services, such as through equipment upgrades. These innovative services should attract customers from other providers, as well as minimize customer churn. We intend to accomplish these goals by continuing to expand our network coverage, improve our network quality and offer a broad array of products and services, including exclusive devices such as the Apple iPhone 3G and free mobile-to-mobile calling among our wireless customers. Minimizing customer churn is critical to our ability to maximize revenue growth and to maintain and improve our operating margins.

U-verse Services  We are continuing to expand our deployment of U-verse high-speed broadband and TV services. As of December 31, 2008, we have passed approximately 17 million living units (constructed housing units as well as platted housing lots) and are marketing the services to almost 65 percent of those units. Our deployment strategy is to enter each new area on a limited basis in order to ensure that all operating and back-office systems are functioning successfully and then expand within each as we continue to monitor these systems. In these expansions, we expect to continue to use contracted outside labor in addition to our employees as installers; our rate of expansion will be slowed if we cannot hire and train an adequate number of qualified contractors and technicians to keep pace with customer demand or if we cannot obtain all required local building permits in a timely fashion. We also continue to work with our vendors on improving, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule.

We believe that our U-verse TV service is subject to federal oversight as a “video service” under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Certain municipalities have delayed our request or have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products, resulting in litigation. Pending negotiations and current or threatened litigation involving municipalities could delay our deployment plans in those areas. In July 2008, the U.S. District Court for Connecticut affirmed its October 2007 ruling that AT&T’s U-verse TV service is a cable service in Connecticut. We have appealed that decision on the basis that state legislation rendered the case moot. If courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant developments in our regulatory environment during 2008. While these issues, for the most part, apply only to certain subsidiaries in our wireline segment, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a precise legal description of all of these specific issues.

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

Federal Regulation A summary of significant 2008 Federal regulatory developments follows.

Wireless
Wireless Spectrum Auction  In March 2008, the FCC announced that we were the winning bidder of 227 B Block 700 MHz Band wireless spectrum licenses in an auction conducted by the FCC. Accordingly, in April 2008, we paid the FCC $6,136, which was in addition to the $500 deposit that we provided to the FCC at the start of the auction. This purchase was funded using cash from operations and debt. In April 2008, we submitted our license application to the FCC, requesting that the FCC grant the wireless licenses on which we were the high bidder. The FCC granted the licenses on January 6, 2009. We will use this spectrum as we build out our network for next generation wireless services.

Order on Recommendations of the Hurricane Katrina Panel In October 2007, the FCC issued an order that was intended to improve the reliability, interoperability and recovery of telecommunications in future disasters. The order required carriers to maintain backup power at certain points in the network, such as cell sites and remote terminals. In February 2008, the D.C. Circuit granted a stay of the effective date of the Katrina Order's backup power rules, pending review of a filed appeal. In November 2008, the FCC asked the court to dismiss the appeal as moot and further indicated that it would begin a new rulemaking proceeding to establish revised backup power rules. To date, the court has not acted on the FCC’s request.

E911 Order  In September 2007, the FCC adopted an order (the E911 Order) that would have substantially increased accuracy requirements in connection with providing the location of a wireless caller to dispatchers of 911 emergency services. Compliance with interim accuracy benchmarks would have been required in March 2009.

Under FCC rules, carriers are required to attempt to deliver location data to Public Safety Answering Points (PSAPs) when callers dial 911. We use a network-based location solution that employs triangulation to estimate the location of the caller. Location data for this network-based solution must be accurate within 300 meters on 95 percent of all calls and within 100 meters on 67 percent of all calls. The current rules permit these percentages to be calculated based on all calls, network-wide, for purposes of measuring location accuracy. The E911 Order would have required wireless carriers to achieve E911 location accuracy measured in each of the local areas served by the approximately 6,000 PSAPs across the country. Carriers would have had until September 2012 to achieve PSAP-level accuracy, and would have had to demonstrate compliance with certain incremental location accuracy benchmarks in 2009 and 2010. The PSAP-level accuracy requirement in the E911 Order was not attainable throughout our wireless network using currently available commercial technology.

In March 2008, the United States Court of Appeals for the D.C. Circuit (Court of Appeals) granted motions filed by AT&T and other carriers seeking a stay of the E911 Order pending a ruling on the merits of the appeals of that order. Subsequently, the FCC filed a motion with the Court of Appeals asking that the E911 Order be vacated and remanded. The Court of Appeals vacated the E911 Order in September 2008. As of the date of this report, discussions are continuing between the FCC, wireless carriers, and the public safety community as to what steps should be taken regarding improved E911 accuracy.

Wireless Universal Service  AT&T Mobility is currently a Competitive Eligible Telecommunications Carrier (CETC) for purposes of receiving federal universal service support in several states. To maintain these designations, the state must certify that the carrier is entitled to receive the funds for the subsequent calendar year based on federal and applicable state CETC requirements. We are current on our certifications and have a process to review these requirements on an annual basis. In May 2008, the FCC adopted an Order capping high-cost universal service support received by CETCs – predominantly wireless carriers – at a statewide level. The state-specific cap will be set based on the amount of support that CETCs in that state were eligible to receive in March 2008 on an annualized basis. Notably, while AT&T previously consented to a voluntary cap on its receipt of federal universal service support as of June 30, 2007 in order to obtain approval for the acquisition of Dobson, this commitment was superseded by the industry-wide CETC cap adopted in the May 2008 Order. The industry-wide cap was implemented in the third quarter of 2008. AT&T Mobility received approximately $211 million in federal high-cost support in 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

State Regulation  A summary of significant 2008 state regulatory developments follows.

Video Service Legislation  A number of states in which we operate have adopted legislation or issued clarifying opinions that will make it easier for telecommunications companies to offer video service.

California High Cost Fund  In June 2006, the California Public Utilities Commission (CPUC) opened a rulemaking to review the California High Cost Fund B (CHCF-B). The CHCF-B program was established in 1996 and was designed to support universal service goals by ensuring that basic telephone service remains affordable in high-cost areas within the service territories of the state’s major incumbent local exchange carriers. In September 2007, the CPUC adopted a decision that changed how the CHCF-B is calculated. We estimate the change will reduce our payments from the CHCF-B by approximately $100 in 2009 compared to 2008 payments. In September 2008, the CPUC adopted a related decision, which permits but does not require, increases to basic rates of prescribed amounts over a two-year phase-in period beginning January 1, 2009. This two-year transition period concludes with full pricing flexibility for basic residential service starting January 1, 2011.

COMPETITION

Competition continues to increase for telecommunications and information services. Technological advances have expanded the types and uses of services and products available. In addition, lack of or a reduced level of regulation of comparable alternatives (e.g., cable, wireless and VoIP providers) has lowered costs for these alternative communications service providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireless
We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors are principally three national (Verizon Wireless, Sprint Nextel Corp. and T-Mobile) and a larger number of regional providers of cellular, PCS and other wireless communications services. More than 95% of the U.S. population lives in areas with three mobile telephone operators and more than half the population lives in areas with at least five competing carriers.

We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed in the future. We compete for customers based principally on price, service offerings, call quality, coverage area and customer service.

We were a winning bidder in the FCC 700 MHz spectrum auctions that began in January 2008, and in 2008, we purchased additional spectrum licenses covering 196 million people in the 700 MHz frequency band. The availability of this additional spectrum from the auctions could increase the effectiveness of existing competition, or result in new entrants in the wireless arena.

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2009 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are forcing customers to terminate their traditional local wireline service and substitute wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. At this time, we are unable to quantify the effect of competition on the industry as a whole, or financially on this segment. However, we expect both losses of revenue share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services and broadband. In most markets, we compete with large cable companies, such as Comcast Corporation, Cox Communications, Inc. and Time Warner Inc., for local, high-speed Internet and video services customers and other smaller telecommunications companies for both long-distance and local services customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our wireline subsidiaries generally remain subject to regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. In contrast, our competitors are often subject to less or no regulation in providing comparable voice and data services or the extent of regulation is in dispute. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries’ networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission.

Recently, in a number of the states in which we operate as an ILEC, state legislatures or the state public utility commissions have concluded that the voice telecommunications market is competitive and have allowed for greater pricing flexibility for non-basic residential retail services, including bundles, promotions and new products and services. While it has been a number of years since we have been allowed to raise local service rates in certain states, some of these state actions have been challenged by certain parties and are pending court review.

In addition to these rates and service regulations noted above, our wireline subsidiaries (excluding rural carrier affiliates) operate under state-specific elective “price-cap regulation” for retail services (also referred to as “alternative regulation”) that was either legislatively enacted or authorized by the appropriate state regulatory commission. Under price-cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate-of-return requirements. Price-cap rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules. Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute) and consequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our AT&T U-verse service and our relationships with satellite television providers. We will continue to develop innovative products that capitalize on our expanding fiber network.

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

Advertising & Publishing
Our advertising & publishing subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet. Through our wholly-owned subsidiary, YPC, we compete with other providers of Internet-based advertising and local search.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

ACCOUNTING POLICIES AND STANDARDS

Significant Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The policies below are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Uncollectibles  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad-debt allowances are adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately $130.

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. One of the most significant of these assumptions is the return on assets assumption, which was 8.50% for the year ended December 31, 2008. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. The actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. However, the dramatic adverse market conditions in 2008 have skewed the calculation of the long-term actual return; the actual 10-year return was 4.21% through 2008 compared with 9.18% through 2007. The severity of the 2008 losses will make the 10-year actual return less of a relevant factor in management’s evaluation of future expectations. Based on future expectations and the plans’ asset mix, management has left unchanged the long-term assumed rate of return for 2009. If all other factors were to remain unchanged, we expect that a 1.0% decrease in the assumed long-term rate of return would cause 2009 combined pension and postretirement cost to increase $650 over 2008. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years. We expect that use of this policy will increase precapitalization pension and postretirement costs by $1,577 in 2009. This methodology did not have a significant additional effect on our 2008, 2007 or 2006 combined net pension and postretirement costs. Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2008. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than three-fourths of our total plant in service) would result in a decrease of approximately $2,160 in our 2009 depreciation expense and that a one-year decrease would result in an increase of approximately $3,390 in our 2009 depreciation expense.

Asset Valuations and Impairments  We account for acquisitions using the purchase method as required by FAS 141. Under FAS 141, we allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, tradenames and licenses. In determining the future cash flows, we consider demand, competition and other economic factors.

Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation, not of valuation, and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives. Alternatively, we could have chosen to amortize customer relationships using the straight-line method, which would allocate the cost equally over the amortization period. Amortization of other intangibles, including patents and amortizable tradenames, is determined using the straight-line method of amortization over the expected remaining useful lives. We do not amortize indefinite-lived intangibles, such as wireless FCC licenses or certain tradenames (see Note 6).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Goodwill and wireless FCC licenses are not amortized but tested annually for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). We review other long-lived assets for impairment under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine that the asset is recoverable, we verify that the expected future cash flows directly related to that asset exceed its fair value, which is based on the undiscounted cash flows. The discounted cash flow calculation uses various assumptions and estimates regarding future revenue, expense and cash flows projections over the estimated remaining useful life of the asset.

Cost investments are evaluated to determine whether mark-to-market declines are temporary and reflected in other comprehensive income, or other than temporary and recorded as an expense in the income statement. This evaluation is based on the length of time and the severity of decline in the investment’s value. At the end of 2008, we concluded the severity of decline in the latter half of 2008 had led to an other than temporary decline in the value of assets contained in an independently managed trust for certain BellSouth employee benefits (see Note 11).

Income Taxes  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 10 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of our tax returns by federal, state or foreign tax authorities.

In 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) and began accounting for uncertain tax positions under the provisions of FIN 48. As required by FIN 48, we use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our unrecognized tax benefits may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

New Accounting Standards

FAS 161  In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (FAS 161). FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. FAS 161 is expected to increase quarterly and annual disclosures but will not have an impact on our financial position and results of operations.

FSP 157-3  In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. FSP 157-3 is effective immediately but is not expected to have a material impact on our financial position or results of operations.

FSP FAS 142-3 In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact that FSP FAS 142-3 will have on our accounting for intangible assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

FSP FAS 132(R)-1 In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends FASB Statement No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefit” (FAS 132(R)). This FASB Staff Position replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also amends FASB Statement No. 157, “Fair Value Measurements” (FAS 157), to clarify that defined benefit pension or other postretirement plan assets are not subject to FAS 157’s disclosure requirements. FSP FAS 132(R)-1 is effective for fiscal years ending after December 2009. This FSP will significantly increase the amount of disclosures for plan assets in our 2009 Annual Report.

EITF 08-6  In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairment in accordance with Accounting Principles Board Opinion No. 18. EITF 08-6 is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This EITF will not have a material impact on our financial position and results of operations.

EITF 08-7  In November 2008, the EITF reached a consensus on EITF 08-7, “Accounting for Defensive Intangible Assets.” EITF 08-7 provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that the fair value of the defensive intangible asset diminishes. EITF 08-7 is effective on a prospective basis for transactions occurring in fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This EITF will require AT&T to recognize at fair value certain assets associated with trademarks for the non-surviving companies of acquisitions and amortize these trademarks over the period they are expected to contribute directly or indirectly to the entity’s future cash flows.

OTHER BUSINESS MATTERS

Retiree Phone Concession Litigation  In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell and Ameritech, contend that the telephone concession provided by the company is, in essence, a “defined benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In October 2006, the Court certified two classes. The issue of whether the concession is an ERISA pension plan was tried before the judge in November 2007. In May 2008, the court ruled that the concession was an ERISA pension plan. We asked the court to certify this ruling for interlocutory appeal and in August 2008, the court denied our request. A trial on the appropriate remedy has been set for December 7, 2009. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely, but will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation  There are 24 pending lawsuits that allege that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency (NSA) in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs allege that the defendants have disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which plaintiffs were a party. Plaintiffs seek damages, a declaratory judgment, and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act, the Electronic Communications Privacy Act, and other federal and California statutes. We filed a motion to dismiss the complaint. The United States asserted the “state secrets privilege” and related statutory privileges and also filed a motion asking the court to dismiss the complaint. The court denied the motions to dismiss of both parties

We and the U.S. Government filed interlocutory appeals. The case was argued before a panel of the U.S. Court of Appeals for the Ninth Circuit in August 2007. In August 2008, the court remanded the case to the district court without deciding the issue in light of the passage of the FISA Amendments Act discussed below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In July 2008, the President signed into law, the FISA (Foreign Intelligence Surveillance Act) Amendments Act of 2008 (the Act), a provision of which addresses the allegations in these pending lawsuits (immunity provision). The immunity provision requires the pending lawsuits to be dismissed if the Attorney General certifies to the court either that the alleged assistance was undertaken by court order, certification, directive, or written request or that the telecom entity did not provide the alleged assistance. In September 2008, the Attorney General filed his certification and asked the court to dismiss all of the lawsuits pending against the telecommunications companies. In October 2008, the plaintiffs filed an opposition to the certification and motion to dismiss arguing that the Act is unconstitutional and, alternatively, that the Government failed to meet its burden of justifying dismissal. The court heard argument on the Government’s motion to dismiss on December 2, 2008. We are awaiting the court’s decision. We believe that the immunity provision is constitutional, that the Government has met its burden of proof, and that the lawsuits pending against us will eventually be dismissed.

In addition, a lawsuit seeking to enjoin the immunity provision’s application on grounds that it is unconstitutional was filed the day after the Act was signed by the President. That case has been referred to the Joint Panel on Multidistrict Litigation, which has conditionally transferred the case to the Northern District of California, the court referred to above that is considering the Attorney General’s certification and motion to dismiss. On January 6, 2009, the transfer order was filed in the MDL docket, giving the Northern District of California jurisdiction over the case.

Management believes these actions are without merit and intends to defend these matters vigorously.

Prepaid Calling Card Patent Litigation In September 2007, a jury in Texas found that ATTC willfully infringed two patents owned by TGIP Inc. (TGIP) relating to point-of-sale prepaid cards sold by ATTC and awarded TGIP $156 in damages. (TGIP Inc. v. AT&T Corp. et al., U.S. District Court for the Eastern District of Texas). AT&T filed a motion requesting that the court overturn the jury’s verdict as a matter of law. In October 2007, the court overturned the jury’s finding of infringement, the jury’s $156 award of damages and the jury’s finding of willfulness. TGIP appealed the court's decision. In April 2008, the parties settled the litigation resulting in no additional expense accrual.

Broadcom Patent Dispute  A number of our handsets, as well as those provided by other wireless carriers, were subject to a patent dispute at the U.S. International Trade Commission (ITC) between Broadcom Corporation and Qualcomm Incorporated (Qualcomm). In October 2008, the Court of Appeals for the Federal Circuit vacated and remanded the ITC's finding that Qualcomm had infringed a Broadcom patent and vacated the ITC’s limited exclusion order applicable to certain handsets containing Qualcomm technology. The court held that the ITC did not have authority to issue a limited exclusion order affecting handset suppliers and retailers, such as AT&T, unless those parties were also named in the lawsuit. While this ruling would allow us to continue to sell to our customers handsets using the disputed Qualcomm chips, we do not currently offer any such handsets.

DIRECTV Agreement  In September 2008, we announced an agreement to market and sell DIRECTV's service as a co-branded satellite television service after January 31, 2009. We did offer, market and sell co-branded AT&T | DISH Network services through January 31, 2009. After that date, existing AT&T | DISH Network customers will continue to receive DISH Network service under the existing AT&T | DISH Network agreement.

Centennial Communications Acquisition  In November 2008, we agreed to acquire Centennial Communications, Corp., a regional provider of wireless and wired communications services with 1.1 million customers, for $944 plus net debt of approximately $2,000. The acquisition is subject to regulatory approval and is expected to close by mid-year 2009.

Environmental  We are subject from time to time to judicial and administrative proceedings brought by various governmental authorities under federal, state or local environmental laws. Although we are required to reference in our Forms 10-Q and 10-K any of these proceedings that could result in monetary sanctions (exclusive of interest and costs) of one hundred thousand dollars or more, we do not believe that any of them currently pending will have a material adverse effect on our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We had $1,792 in cash and cash equivalents available at December 31, 2008. Cash and cash equivalents included cash of $958 and money market funds and other cash equivalents of $834. Cash and cash equivalents decreased $178 since December 31, 2007. During 2008, cash inflow was primarily provided by cash receipts from operations, the issuance of long-term debt, net cash received from dispositions of non-strategic real estate and the sale of marketable securities and other assets. These inflows were offset by cash used to meet the needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, acquisition of wireless spectrum, repurchase of common shares, repayment of debt, dividends to stockholders and payment of interest on debt. We discuss many of these factors in detail below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cash Provided by or Used in Operating Activities
During 2008, cash provided by operating activities was $33,656 compared to $34,242 in 2007. Operating cash flows decreased primarily due to increased tax payments of $1,294 partially offset by improvement in operating income excluding depreciation. During 2008, tax payments were higher primarily due to increased income. The timing of cash payments for income taxes, which is governed by the IRS and other taxing jurisdictions, will differ from the timing of recording tax expense and deferred income taxes, which are reported in accordance with GAAP.

During 2007, our primary source of funds was cash from operating activities of $34,242 compared to $15,688 in 2006. Operating cash flows increased primarily due to an increase of more than $4,500 in operating income reflecting additional cash provided by the BellSouth acquisition and our success in achieving merger synergies and operational efficiencies, partially offset by increased interest payments of approximately $1,800 and tax payments of $1,200. Tax payments were higher due primarily to a $1,000 deposit related to the IRS examination of our 2000 – 2002 income tax returns.

Cash Used in or Provided by Investing Activities
During 2008, cash used in investing activities consisted of:
•	$19,676 in capital expenditures, excluding interest during construction.
•	$659 in interest during construction.
•	$9,497 for the purchase of spectrum licenses including the 700 MHz Band wireless spectrum auction and the acquisition of licenses from Aloha Partners, L.P.
•	$350 related to a customer list acquisition.
•	$697 related to various wireless-related acquisitions.
•	$275 for the acquisition of Wayport.
•	$153 related to other acquisitions.

During 2008, cash provided by investing activities consisted of:
•	$1,501 from dispositions of non-strategic assets.
•	$436 from EchoStar from an investment made in 2003.
•	$114 from the sale of marketable and equity securities.
•	$113 related to other activities.

Our capital expenditures are primarily for our wireless and wireline subsidiaries’ networks, our U-verse services, and support systems for our communications services. Capital spending (excluding interest during construction) in our wireless segment increased 42.1% in 2008, primarily for network capacity expansion, integration and upgrades to our Universal Mobile Telecommunications System/High-Speed Packet Access network, as well as for IT and other support systems for our wireless service. Capital expenditures in the wireline segment, which represented 69.4% of our capital expenditures, increased 2.5% in 2008, primarily due to the continued deployment of our U-verse services.

The other segment capital expenditures were less than 2% of total capital expenditures for 2008. Included in the other segment are equity investments, which should be self-funding as they are not direct AT&T operations; as well as corporate, diversified business and Sterling operations, which we expect to fund using cash from operations. We expect to fund any advertising & publishing segment capital expenditures using cash from operations.

Cash Used in or Provided by Financing Activities
In December 2007, our Board of Directors authorized a new share repurchase plan of 400 million shares, which replaces our previous share repurchase authorization from March 2006. During 2008, we repurchased 164 million shares at a cost of $6,077. These 2008 share repurchases are the only ones made under the current authorization. This new authorization represents approximately 6.7% of AT&T's shares outstanding at December 31, 2008 and expires at the end of 2009. We have repurchased, and may continue to repurchase, a portion of the shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. We will fund any additional share repurchases through a combination of cash from operations, borrowings dependent upon market conditions, and cash from the disposition of certain non-strategic investments. However, we anticipate concentrating on reducing debt levels rather than share repurchases in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We paid dividends of $9,507 in 2008, $8,743 in 2007 and $5,153 in 2006, reflecting the issuance of additional shares for the BellSouth and ATTC acquisitions and dividend rate increases. In December 2008, our Board of Directors approved a 2.5% increase in the quarterly dividend from $0.40 to $0.41 per share. This increase recognizes our expectations for growth and follows a 12.7% dividend increase approved by AT&T's Board in December 2007. Dividends declared by our Board of Directors totaled $1.61 per share in 2008, $1.465 per share in 2007 and $1.35 per share in 2006. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to approval by our Board of Directors.

At December 31, 2008, we had $14,119 of debt maturing within one year, which included $9,503 of long-term debt maturities and $4,616 of commercial paper borrowings and other borrowings. Most of our commercial paper borrowings are due within 90 days. We continue to examine our mix of short- and long-term debt in light of interest rate trends and current credit market conditions.

During 2008, we received net proceeds of $12,416 from the issuance of $12,475 in long-term debt. Debt proceeds were used for general corporate purposes and parts of the proceeds were used for repurchases of our common stock. Long-term debt issuances consisted of:
•	$2,500 of 5.5% global notes due in 2018.
•	$2,000 of floating rate notes due 2010 in a private offering, which can be redeemed by the holder early (which is classified as debt maturing in one year).
•	€1,250 of 6.125% global notes due 2015 (equivalent to approximately $1,975 when issued).
•	$1,500 of 4.95% global notes due in 2013.
•	$1,250 of 6.4% global notes due 2038.
•	$1,000 of 5.6% global notes due 2018.
•	$750 of 6.3% global notes due in 2038.
•	$1,500 of 6.7% global notes due in 2013.

Beginning in May 2009, a $500 zero-coupon puttable note may be presented for redemption by the holder at specified dates but not more frequently than annually, excluding 2011. If the note is held to maturity in 2022, the redemption amount will be $1,030.

In November 2008, we agreed to acquire Centennial Communications, a wireless operator in portions of the United States and Puerto Rico, including its outstanding debt of approximately $2,000. All of Centennial’s debt was callable after January 2009. The various debt agreements contain a number of restrictive operating covenants, which make it likely that we will call such debt upon closing of the acquisition.

We entered into fixed-to-fixed cross-currency swaps on our 2015 euro-denominated debt instruments to hedge our exposure to changes in foreign currency exchange rates. These hedges also include interest rate swaps of a fixed euro-denominated interest rate to a fixed U.S.-denominated interest rate, which results in a U.S.-denominated semiannual rate of 5.77%.

During 2008, debt repayments totaled $4,010 and consisted of:
•	$3,915 related to debt repayments with a weighted-average interest rate of 3.98%.
•	$66 related to repayments of Edge Wireless term loan.
•	$29 related to scheduled principal payments on other debt and repayments of other borrowings.

We have a five-year $10,000 credit agreement with a syndicate of investment and commercial banks, which we have the right to increase up to an additional $2,000, provided no event of default under the credit agreement has occurred. One of the participating banks is Lehman Brothers Bank, Inc., which recently declared bankruptcy. We are unable to determine the status of its stated commitment of $595 at this time. The current agreement will expire in July 2011. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledge assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We comply with all covenants under the agreement. At December 31, 2008, we had no borrowings outstanding under this agreement (see Note 8).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

During 2008, proceeds of $319 from the issuance of treasury shares were related to the settlement of share-based awards.

During 2007, we paid $190 to minority interest holders and $47 to terminate interest rate swaps with notional amounts totaling $1,800 acquired as a result of our acquisition of BellSouth.

In February of 2009, we issued $1,000 of 4.85% global notes due 2014, $2,250 of 5.8% global notes due 2019 and $2,250 of 6.55% global notes due 2039.

We plan to fund our 2009 financing activities through a combination of debt issuances and cash from operations. Our financing activities emphasis will be on the repayment of debt. We will continue to examine opportunities to fund our activities by issuing debt at favorable rates and with cash from the disposition of certain other non-strategic investments.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our international equity investees. Our debt ratio was 43.8%, 35.7%, and 34.1% at December 31, 2008, 2007 and 2006. The debt ratio is affected by the same factors that affect total capital. Total capital decreased $8,144 in 2008 compared to an increase of $4,146 in 2007. The 2008 total capital decrease was due to a $16,677 decrease in accumulated other comprehensive loss that reflects a decrease in retirement plans funded status partially offset by an increase in debt of $10,876 related to our financing activities. Our stockholders’ equity balance was down $19,020 primarily due to the decrease in retirement plan funded status discussed above.

The primary factor contributing to the increase in our 2007 debt ratio was the increase in debt of $4,319 related to our financing activities. Our stockholders’ equity balance decreased $173 and included our increase in net income and current adjustments for unrealized pension and postretirement gains, which were more than offset by our increased share repurchase activity and dividend distributions.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Current accounting standards require us to disclose our material obligations and commitments to making future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become, material. We disclose our contractual long-term debt repayment obligations in Note 8 and our operating lease payments in Note 5. Our contractual obligations do not include expected pension and postretirement payments as we maintain pension funds and Voluntary Employee Beneficiary Association trusts to fully or partially fund these benefits (see Note 11). In the ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Our contractual obligations as of December 31, 2008, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Substantially all of our purchase obligations are in our wireline and wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations have been excluded from the table due to the immaterial value at December 31, 2008. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table obligations which primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $19,196; postemployment benefit obligations (see Note 11) of $31,930; and other noncurrent liabilities of $14,610, which included deferred lease revenue from our agreement with American Tower of $539 (see Note 5).

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations[1]	$68,444	$9,504	$11,303	$10,721	$36,916
Interest payments on long-term debt	57,593	4,091	7,075	5,543	40,884
Commercial paper obligations	4,575	4,575	-	-	-
Other short-term borrowings	41	41	-	-	-
Operating lease obligations	20,444	2,382	4,133	3,359	10,570
Unrecognized tax benefits[2]	6,801	1,759	-	-	5,042
Purchase obligations[3,4]	9,911	3,112	4,398	1,885	516
Other long-term obligations[5]	475	175	148	66	86
Total Contractual Obligations	$168,284	$25,639	$27,057	$21,574	$94,014
[1]	The impact of premiums/discounts and derivative instruments included in debt amounts on the balance sheet are excluded from the table.
[2]
The non-current portion of the unrecognized tax benefits is included in the “More than 5 Years” column as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 10 for additional information.

[3]
We have contractual obligations to utilize network facilities from local exchange carriers with terms greater than one year. Since the contracts have no minimum volume requirements and are based on an interrelationship of volumes and discounted rates, we assessed our minimum commitment based on penalties to exit the contracts, assuming that we had exited the contracts on December 31, 2008. At December 31, 2008, the termination fees we would have incurred to exit all of these contracts would have been $213. These termination fees could be $167 in 2009, $45 in the aggregate for 2010 and 2011 and $1 for 2012, assuming that all contracts are exited. These termination fees are excluded from the above table as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

[4]
We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $368 in 2009, $418 in the aggregate for 2010 and 2011, $185 in the aggregate for 2012 and 2013 and $35 in the aggregate, thereafter. Certain termination fees are excluded from the above table as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

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

We enter into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2008, our foreign currency exposures were principally Mexican pesos, Euros, Danish krone, Swedish krona and Canadian dollars.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
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

Interest Rate Sensitivity  The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 8 and 9. Following are our interest rate derivatives, subject to interest rate risk as of December 31, 2008. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The net fair value asset (liability) represents the amount we would receive or pay if we had exited the contracts as of December 31, 2008.

	Maturity
								Fair
						After		Value
	2009	2010	2011	2012	2013	2013	Total	12/31/08
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable
Notional Amount	-	-	$1,250	$1,750	$1,750	$1,000	$5,750	$564
Variable Rate Payable[1]	2.8%	2.4%	3.4%	3.6%	4.0%	4.1%
Weighted-Average Fixed
Rate Receivable	5.6%	5.6%	5.5%	5.3%	5.6%	5.6%
[1]	Interest payable based on current and implied forward rates for Three or Six Month LIBOR plus a spread ranging between approximately 36 and 175 basis points.

We had fair value interest rate swaps with a notional value of $5,750 with a net carrying and fair value asset of $564 at December 31, 2008. At December 31, 2007, we had notional value of $3,250 with an asset of $88.

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

For foreign exchange forward contracts outstanding at December 31, 2008, assuming a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, the fair value of the foreign exchange forward contracts (net liability) would have decreased approximately $13. Because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

The risk of loss in fair values of all other financial instruments resulting from a hypothetical 10% change in market prices was not significant as of December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

QUALITATIVE INFORMATION ABOUT MARKET RISK

Foreign Exchange Risk  From time to time, we make investments in businesses in foreign countries, receive dividends and proceeds from sales or borrow funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, we often will enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts. We do not speculate in foreign exchange markets.

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

Issuer Equity Repurchases

On December 10, 2007, our Board of Directors authorized a new share repurchase plan of 400 million shares, which replaces our previous share repurchase authorization. During 2008, we repurchased 164 million shares at a cost of $6,077. This new authorization represents approximately 6.7% of AT&T's shares outstanding at December 31, 2008, and expires at the end of 2009. We may continue to repurchase, a portion of the shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. We will fund any share repurchases through a combination of cash from operations, borrowings dependent upon market conditions and cash from the disposition of certain non-strategic investments but anticipate concentrating on reducing debt levels rather than share repurchases in 2009.

Purchase Period	Total Number of Shares Purchased		Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 30, 2008 – January 31, 2008	10,000,000	$$	35.70	10,000,000	390,000,000
February 1, 2008 – February 29, 2008	77,133,333	$$	36.78	77,133,333	312,866,667
March 3, 2008 – March 31, 2008	24,500,000	$$	35.77	24,500,000	288,366,667
May 6, 2008 – May 30, 2008	23,700,000	$$	39.38	23,700,000	264,666,667
June 2, 2008 – June 30, 2008	28,900,000	$$	37.08	28,900,000	235,766,667
Total	164,233,333	$$	36.99	164,233,333	235,766,667
1 Average Price Paid per Share excludes transaction costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

 Stock Performance Graph

The comparison above assumes $100 invested on December 31, 2003, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (Telecom Index). Total return equals stock price appreciation plus reinvestment of dividends on a quarterly basis.

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

As required under the rules of the New York Stock Exchange (NYSE), our chief executive officer has timely submitted to the NYSE his annual certification that he is not aware of any violation by the company of NYSE corporate governance standards. Also as required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
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

A worsening U.S. economy would magnify our customers’ and suppliers’ current financial difficulties and could materially adversely affect our business.

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. The current economic recession in the U.S. has adversely affected our customers’ demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Our suppliers are also facing higher financing and operating costs. Should these current economic conditions worsen, we likely would experience both a further decrease in revenues and an increase in certain expenses, including expenses relating to bad debt and equipment and software maintenance. We also may incur difficulties locating financially stable equipment and other suppliers thereby affecting our ability to offer attractive new services. We are also likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income. While our largest business customers have been less affected by these adverse changes in the U.S. economy, if the continued adverse economic conditions in the U.S., Europe and other foreign markets persist or worsen, those customers would likely be affected in a similar manner.

Adverse changes in medical costs and the U.S. securities markets and interest rates could materially increase our benefit plan costs.

Our pension and postretirement costs are subject to increases, primarily due to continuing increases in medical and prescription drug costs and can be affected by lower returns in prior years on funds held by our pension and other benefit plans, which are reflected in our financial statements over several years. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. In calculating the annual costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our annual costs will increase. We experienced significant actual investment losses during 2008, which will cause a significant increase in our benefit plan costs during 2009.

The FASB required companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Therefore, an increase in our costs will have a negative effect on our balance sheet.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers' ability to access capital needed to fund business operations.

The recent instability in the global financial markets and ongoing uncertainty affecting these markets have resulted in extreme volatility in the credit, equity and fixed income markets. This volatility has limited, in some cases severely, most companies’ access to the credit markets, leading to significantly higher borrowing costs for companies or, in many cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data and wireless services, may be forced to delay, reduce or be unable to finance, purchases of our products and services and may delay payment or default on outstanding bills to us. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange, and the funding of credit lines and other short-term debt obligations, including commercial paper. While we have been successful in continuing to access the credit and fixed income markets when needed, a financial crisis could render us unable to access these markets, severely affecting our business operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
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

On average, we have three to four other wireless competitors in each of our service areas and compete for customers based principally on price, service/device offerings, call quality, coverage area and customer service. In addition, we are likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect intense industry competition and market saturation may cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates. We expect that the availability of additional 700 MHz spectrum could increase competition and the effectiveness of existing competition. This competition will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of equipment choices, marketing plans and financial budgets.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

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

A majority of our workforce is represented by labor unions. Absent the successful negotiation of certain agreements, we could experience lengthy work stoppages when these contracts expire during 2009.

A majority of our employees are represented by labor unions as of year-end 2008. Labor contracts covering many of these employees will expire during 2009. We experienced a work stoppage in 2004 when the contracts involving our wireline employees expired, and we may experience additional work stoppages this year. A work stoppage could adversely affect our business operations, including a loss of revenue and strained relationships with customers, and we can not predict the length of any such strike. We can not predict what will be the unions' requirements for a new contract nor the impact of a new contract on our financial condition.

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

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:
•
Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability to access financial markets.

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
•
Our ability to absorb revenue losses caused by increasing competition and economic pressure, including offerings using alternative technologies (e.g., cable, wireless and VoIP), and our ability to maintain capital expenditures.

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

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2008	2007	2006
Operating Revenues
Wireless service	$44,249	$38,568	$223
Voice	37,321	40,798	33,714
Data	24,372	23,206	18,317
Directory	5,416	4,806	3,634
Other	12,670	11,550	7,167
Total operating revenues	124,028	118,928	63,055

Operating Expenses
Cost of services and sales (exclusive of depreciation and
amortization shown separately below)	49,895	46,705	28,854
Selling, general and administrative	31,187	30,242	14,006
Depreciation and amortization	19,883	21,577	9,907
Total operating expenses	100,965	98,524	52,767
Operating Income	23,063	20,404	10,288

Other Income (Expense)
Interest expense	(3,390)	(3,507)	(1,843)
Equity in net income of affiliates	819	692	2,043
Other income (expense) – net	(589)	615	393
Total other income (expense)	(3,160)	(2,200)	593
Income Before Income Taxes	19,903	18,204	10,881
Income taxes	7,036	6,253	3,525
Net Income	$12,867	$11,951	$7,356

Basic Earnings Per Share	$2.17	$1.95	$1.89
Diluted Earnings Per Share	$2.16	$1.94	$1.89
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2008	2007
Assets
Current Assets
Cash and cash equivalents	$1,792	$1,970
Accounts receivable – net of allowances for uncollectibles of $1,270 and $1,364	16,047	16,185
Prepaid expenses	1,538	1,524
Deferred income taxes	1,014	2,044
Other current assets	2,165	2,963
Total current assets	22,556	24,686
Property, Plant and Equipment – Net	99,088	95,890
Goodwill	71,829	70,713
Licenses	47,306	37,985
Customer Lists and Relationships – Net	10,582	14,505
Other Intangible Assets – Net	5,824	5,912
Investments in Equity Affiliates	2,332	2,270
Postemployment Benefit	-	17,291
Other Assets	5,728	6,392
Total Assets	$265,245	$275,644

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$14,119	$6,860
Accounts payable and accrued liabilities	20,032	21,399
Advanced billing and customer deposits	3,849	3,571
Accrued taxes	1,874	5,027
Dividends payable	2,416	2,417
Total current liabilities	42,290	39,274
Long-Term Debt	60,872	57,255
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	19,196	24,939
Postemployment benefit obligation	31,930	24,011
Other noncurrent liabilities	14,610	14,798
Total deferred credits and other noncurrent liabilities	65,736	63,748
Stockholders’ Equity
Common shares ($1 par value, 7,000,000,000 authorized: issued
6,495,231,088 at December 31, 2008 and 2007)	6,495	6,495
Capital in excess of par value	91,728	91,638
Retained earnings	36,591	33,297
Treasury shares (602,221,825 at December 31, 2008,
and 451,685,839 at December 31, 2007, at cost)	(21,410)	(15,683)
Accumulated other comprehensive income (loss)	(17,057)	(380)
Total stockholders’ equity	96,347	115,367
Total Liabilities and Stockholders’ Equity	$265,245	$275,644
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
	2008	2007	2006
Operating Activities
Net income	$12,867	$11,951	$7,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,883	21,577	9,907
Undistributed earnings from investments in equity affiliates	(654)	(297)	(1,946)
Provision for uncollectible accounts	1,796	1,617	586
Deferred income tax expense (benefit)	5,889	(240)	(87)
Net (gain) loss from impairment and sale of investments	517	(11)	(10)
Gain on license exchange	-	(409)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,421)	(1,491)	519
Other current assets	827	(1,020)	30
Accounts payable and accrued liabilities	(5,563)	672	(2,213)
Share-based payment tax benefit	(15)	(173)	(18)
Other – net	(470)	2,066	1,564
Total adjustments	20,789	22,291	8,332
Net Cash Provided by Operating Activities	33,656	34,242	15,688

Investing Activities Construction and capital expenditures:
Capital expenditures	(19,676)	(17,717)	(8,320)
Interest during construction	(659)	(171)	(73)
Net investments in affiliates	-	-	(1,104)
Acquisitions, net of cash acquired	(10,972)	(2,873)	368
Dispositions	1,615	1,594	756
Proceeds from sale of securities, net of investments	68	455	-
Sale of other investments	436	-	-
Other	45	36	7
Net Cash Used in Investing Activities	(29,143)	(18,676)	(8,366)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	2,017	(3,411)	3,649
Issuance of long-term debt	12,416	11,367	1,491
Repayment of long-term debt	(4,010)	(6,772)	(4,242)
Purchase of treasury shares	(6,077)	(10,390)	(2,678)
Issuance of treasury shares	319	1,986	589
Dividends paid	(9,507)	(8,743)	(5,153)
Share-based payment tax benefit	15	173	18
Other	136	(224)	198
Net Cash Used in Financing Activities	(4,691)	(16,014)	(6,128)
Net increase (decrease) in cash and cash equivalents	(178)	(448)	1,194
Cash and cash equivalents beginning of year	1,970	2,418	1,224
Cash and Cash Equivalents End of Year	$1,792	$1,970	$2,418
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Stockholders’ Equity
Dollars and shares in millions except per share amounts

	2008		2007		2006
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	4,065	$4,065
Issuance of shares	-	-	-	-	2,430	2,430
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Capital in Excess of Par Value
Balance at beginning of year		$91,638		$91,352		$27,499
Issuance of shares		87		225		63,637
Stock-based payment		3		61		216
Balance at end of year		$91,728		$91,638		$91,352

Retained Earnings
Balance at beginning of year		$33,297		$30,375		$29,106
Net income ($2.16, $1.94 and $1.89 per share)		12,867		11,951		7,356
Dividends to stockholders ($1.61, $1.47 and $1.35 per share)		(9,506)		(8,945)		(6,079)
Adoption of FIN 48		-		(50)		-
Other		(67)		(34)		(8)
Balance at end of year		$36,591		$33,297		$30,375

Treasury Shares
Balance at beginning of year	(451)	$(15,683)	(256)	$(7,368)	(188)	$(5,406)
Purchase of shares	(164)	(6,077)	(267)	(10,390)	(84)	(2,678)
Issuance of shares	13	350	72	2,075	16	716
Balance at end of year	(602)	$(21,410)	(451)	$(15,683)	(256)	$(7,368)

Additional Minimum Pension Liability Adjustment
Balance at beginning of year		$-		$-		$(218)
Required adjustments, net of tax $6		-		-		10
Adoption of FAS 158		-		-		208
Balance at end of year		$-		$-		$-

Accumulated Other Comprehensive Income (Loss), net of tax
Balance at beginning of year		$(380)		$(5,314)		$(356)
Foreign currency translation adjustments,
net of taxes of $(239), $10 and $9		(443)		19		17
Net unrealized gains (losses) on securities:
Unrealized gains (losses), net of taxes of $(139), $35 and $7		(259)		65		13
Less reclassification adjustment realized in net income,
net of taxes of $(9), $(19) and $(4)		(16)		(35)		(8)
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses), net of taxes of $(148), $(38) and $2		(274)		(71)		2
Less reclassification adjustment realized in net income,
net of taxes of $9, $9 and $8		17		17		15
Defined benefit postretirement plans (see Note 11):
Net actuarial gains and prior service cost arising during period, net of taxes of $(9,298) and $3,411		(15,582)		4,734		-
Amortization of net actuarial loss and prior service benefit included in net income, net of taxes of $(74) and $125		(120)		206		-
Other		-		(1)		2
Other comprehensive income (loss)		(16,677)		4,934		41
Adoption of FAS 158, net of tax		-		-		(4,999)
Balance at end of year		$(17,057)		$(380)		$(5,314)

Total Comprehensive Income
Net income		$12,867		$11,951		$7,356
Additional minimum pension liability adjustments per above		-		-		10
Other comprehensive income (loss) per above		(16,677)		4,934		41
Total Comprehensive Income (Loss)		$(3,810)		$16,885		$7,407
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

FAS 160  In December 2007, the Fincancial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (FAS 160). FAS 160 requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. FAS 160 is effective for fiscal years beginning after December 15, 2008. At December 31, 2008, we had $375 of noncontrolling interests to be reclassified.

FAS 141(R) In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (FAS 141(R)). FAS 141(R) is a revision of FAS 141 and requires that costs incurred to effect the acquisition (i.e., acquisition-related costs) be recognized separately from the acquisition. In addition, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (FAS 141), restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. FAS 141(R) requires the acquirer to recognize those costs separately from the business combination. FAS 141(R) is effective for us in 2009, and its impact will vary with each acquisition.

FAS 161  In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (FAS 161). FAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. FAS 161 is expected to increase quarterly and annual disclosures but will not have an impact on our financial position and results of operations.

FSP 157-3  In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset When the Market of that Asset is not Active” (FSP 157-3). FSP 157-3 provides an example that clarifies and reiterates certain provisions of the existing fair value standard, including basing fair value on orderly transactions and usage of management and broker inputs. FSP 157-3 is effective immediately but is not expected to have a material impact on our financial position or results of operations.

FSP FAS 142-3 In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact that FSP FAS 142-3 will have on our accounting for intangible assets.

FSP FAS 132(R)-1 In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends FASB Statement No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefit” (FAS 132(R)). This FASB Staff Position replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also amends FASB Statement No. 157, “Fair Value Measurements” (FAS 157), to clarify that defined benefit pension or other postretirement plan assets are not subject to FAS 157’s disclosure requirements. FSP FAS 132(R)-1 is effective for fiscal years ending after December 2009. This FSP will significantly increase the amount of disclosures for plan assets in our 2009 Annual Report.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

EITF 08-6  In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on EITF 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 provides guidance on the application of the equity method. It states equity-method investments should be recognized using a cost accumulation model. Also, it requires that equity method investments as a whole be assessed for other-than-temporary impairment in accordance with Accounting Principles Board Opinion No. 18. EITF 08-6 is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This EITF will not have a material impact on our financial position and results of operations.

EITF 08-7  In November 2008, the EITF reached a consensus on EITF 08-7, “Accounting for Defensive Intangible Assets.” EITF 08-7 provides that intangible assets that an acquirer intends to use as defensive assets, intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using, are a separate unit of account from the existing intangible assets of the acquirer. It also states that a defensive intangible asset should be amortized over the period that the fair value of the defensive intangible asset diminishes. EITF 08-7 is effective on a prospective basis for transactions occurring in fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This EITF will require AT&T to recognize at fair value certain assets associated with trademarks for the non-surviving companies of acquisitions and amortize these trademarks over the period they are expected to contribute directly or indirectly to the entity’s future cash flows.

Valuation and Other Adjustments Included in the current liabilities reported on our consolidated balance sheet are accruals established under EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (EITF 95-3). The liabilities include accruals for severance, lease terminations and equipment removal costs associated with our acquisitions of AT&T Corp., BellSouth Corporation (BellSouth) and Dobson Communications Corporation. Following is a summary of the accruals recorded under EITF 95-3 at December 31, 2007, cash payments made during 2008 and the adjustments thereto.

	12/31/07	Cash	Adjustments	12/31/08
	Balance	Payments	and Accruals	Balance
Severance accruals paid from:
Company funds	$540	$(321)	$(79)	$140
Pension and postemployment benefit plans	129	(26)	-	103
Lease terminations	425	(110)	72	387
Equipment removal and other related costs	161	(62)	(11)	88
Total	$1,255	$(519)	$(18)	$718

Split-Dollar Life Insurance  In 2007, the EITF ratified the consensus on EITF 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (EITF 06-4) and EITF 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements” (EITF 06-10). EITF 06-4 and EITF 06-10 cover split-dollar life insurance arrangements (where the company owns and controls the policy) and provides that an employer should recognize a liability for future benefits in accordance with Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106). These are effective for fiscal years beginning after December 15, 2007. We adopted EITF 06-4 and EITF 06-10 on January 1, 2008, recording additional postretirement liabilities of $101 and a decrease to retained earnings of $63.

Reclassifications  We have reclassified certain amounts in prior-period financial statements to conform to the current period’s presentation.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Income Taxes  We adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) on January 1, 2007. With our adoption of FIN 48, we provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of assets and liabilities computed pursuant to FIN 48. Under FIN 48, the tax bases of assets and liabilities are based on amounts that meet the FIN 48 recognition threshold and are measured pursuant to the measurement requirement in FIN 48. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets, which gave rise to the credits. Additionally, we report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in the income statement on a net basis.

Cash Equivalents  Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less and the carrying amounts’ approximate fair value. At December 31, 2008, we held $958 in cash and $834 in money market funds and other cash equivalents.

Investment Securities  Investments in securities principally consist of available-for-sale instruments. Short-term and long-term investments in money market securities are carried as held-to-maturity securities. Available-for-sale securities consist of various debt and equity securities that are long term in nature. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated other comprehensive income. Our investment securities maturing within one year are recorded in “Other current assets” and instruments with maturities of more than one year are recorded in “Other Assets” on the consolidated balance sheets. Unrealized losses that are considered other than temporary are recorded in Other Income (Expense) with the corresponding reduction to the carrying basis of the investment (see Note 11).

Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157) requires disclosures for financial assets and liabilities that are remeasured at fair value at least annually. FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Substantially all of our available-for-sale securities are valued using quoted market prices (referred to as Level 1). Adjustments to fair value are recorded in other comprehensive income until the investment is sold or they are impaired (see Note 2). The fair market value of these securities was $1,632 at December 31, 2008.

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

We record an estimated revenue reduction for future adjustments to customer accounts, other than a provision for doubtful accounts, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period. If no service contract exists, those fees are recognized over the average customer relationship period. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts in which we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

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

Inventory  Inventories are included in “Other current assets” on our consolidated balance sheet and were $862 and $1,119 at December 31, 2008 and 2007, respectively. Wireless handsets and accessories, which are valued at the lower of cost or market value (determined using current replacement cost) amount to $749 and $836 for the years 2008 and 2007. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Goodwill and Other Intangible Assets  Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. We have completed our annual impairment testing for 2008 and determined that no impairment exists.

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

A significant portion of intangible assets in our wireless segment are Federal Communications Commission (FCC) licenses that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses, and therefore the FCC licenses are an indefinite-lived intangible asset under the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

In accordance with EITF No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets,” we test FCC licenses for impairment on an aggregate basis, consistent with the management of the business on a national scope. During the fourth quarter of 2008, we completed the annual impairment tests for indefinite-lived FCC licenses. These annual impairment tests resulted in no impairment of indefinite-lived FCC licenses.

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

We have also entered into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2008, our foreign currency exposures were principally Mexican pesos, Euros, Danish krone, Swedish krona and Canadian dollars.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We record changes in the fair value of fair value hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Gains or losses upon termination of our fair value hedges are recognized as interest expense when the hedge instrument is settled.

We record changes in the fair value of cash flow hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, in “Accumulated other comprehensive income,” which is a component of Stockholders' Equity. This includes the foreign currency contracts noted above. The settlement gains or costs on our cash flow hedges are amortized as interest expense over the term of the interest payments of the related debt issuances.

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

Employee Separations  In accordance with Statement of Financial Accounting Standards No. 112, “Employers’ Accounting for Postemployment Benefits,” (FAS 112) we establish obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage and other benefits. At December 31, 2008, we had severance accruals under FAS 112 of $752. At December 31, 2007, we had severance accruals of $127.

Pension and Postretirement Benefits  See Note 11 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions.

NOTE 2.  ACQUISITIONS, DISPOSITIONS, VALUATION AND OTHER ADJUSTMENTS
Acquisitions
Dobson  In November 2007, we acquired Dobson Communications Corporation (Dobson) for approximately $2,500. Under the purchase method of accounting, the transaction was valued, for accounting purposes, at $2,580. Our December 31, 2007 consolidated balance sheet included the preliminary valuation of the fair value of Dobson’s assets and liabilities, including goodwill of $2,623, licenses of $2,230, customer lists of $517 and other intangible assets totaling $8 associated with this transaction. Final adjustments to the preliminary valuation included an increase to goodwill of $990, a decrease in licenses of $781 and a decrease in customer lists of $12. The resulting balances are $3,613 for goodwill, $1,449 for licenses and $505 for customer lists. Adjustments were primarily related to changes in the valuation of certain licenses and an increase in the estimate of relative obsolescence of property, plant and equipment resulting in a decrease in value and shorter average remaining economic life, and an adjustment to the value of the markets included in the divestiture order by the FCC. Pursuant to the order, we exchanged certain properties, spectrum and $355 in cash for other licenses and properties. Deferred tax adjustments are associated with the above-mentioned items. Dobson marketed wireless services under the Cellular One brand and had provided roaming services to AT&T subsidiaries since 1990. Dobson had 1.7 million subscribers across 17 states. Dobson’s operations were incorporated into our wireless operations following the date of acquisition.

BellSouth Corporation  In December 2006, we acquired BellSouth under FAS 141, issuing 2.4 billion shares. BellSouth was the leading communications service provider in the southeastern U.S., providing wireline communications services, including local exchange, network access, long-distance services and Internet services to substantial portions of the population across nine states. BellSouth also provided long-distance services to enterprise customers throughout the country.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

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

Under the purchase method of accounting, the transaction was valued, for accounting purposes, at approximately $66,800 and the assets and liabilities of BellSouth were recorded at their respective fair value at the date of acquisition.

Other Acquisitions  During 2008, we acquired Easterbrooke Cellular Corporation, Windstream Wireless, Wayport Inc. and the remaining 64% of Edge Wireless for a combined $663, recording $449 in goodwill. The acquisitions of these companies are designed to expand our wireless and Wi-Fi coverage area.

During 2007, we acquired Interwise®, a global provider of voice, Web and video conferencing services to businesses, for $122 and Ingenio®, a provider of Pay Per Call® technology for directory and local search business, for $195, net of cash. We recorded $304 of goodwill related to these acquisitions.

During 2006, we acquired Comergent Technologies, Nistevo Corporation and USinternetworking, Inc., for a combined $500, recording $333 in goodwill. The acquisitions of these companies are designed to enhance our service offerings for Web hosting and application management.

Dispositions
In April 2008, we sold to Local Insight Regatta Holdings, Inc., the parent company of Local Insight Yellow Pages, the Independent Line of Business segment of the L.M. Berry Company for $230.

In May 2007, we sold to Clearwire Corporation (Clearwire), a national provider of wireless broadband Internet access, education broadband service spectrum and broadband radio service spectrum valued at $300. Sale of this spectrum was required as a condition to the approval of our acquisition of BellSouth.

Other Adjustments
As ATTC and BellSouth stock options that were converted at the time of the respective acquisitions are exercised, the tax effect on those options may further reduce goodwill. During 2008, we recorded $1 in related goodwill reductions for ATTC and $9 for BellSouth.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3.  EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 are shown in the table below:

Year Ended December 31,	2008	2007	2006
Numerators
Numerator for basic earnings per share:
Net Income	$12,867	$11,951	$7,356
Dilutive potential common shares:
Other share-based payment	9	8	7
Numerator for diluted earnings per share	$12,876	$11,959	$7,363
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common
shares outstanding	5,927	6,127	3,882
Dilutive potential common shares:
Stock options	9	24	4
Other share-based payment	22	19	16
Denominator for diluted earnings per share	5,958	6,170	3,902
Basic earnings per share	$2.17	$1.95	$1.89
Diluted earnings per share	$2.16	$1.94	$1.89

At December 31, 2008, 2007 and 2006, we had issued and outstanding options to purchase approximately 204 million, 231 million and 309 million shares of AT&T common stock. The exercise prices of options to purchase a weighted-average of 144 million, 93 million and 201 million shares in 2008, 2007 and 2006 exceeded the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2008, the exercise price of 20 million share options was below market price.

Notes to Consolidated Financial Statements (continued)
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

The wireline segment provides both retail and wholesale landline communications services, including local and long-distance voice, switched access, Internet protocol and Internet access data, messaging services, managed networking to business customers, AT&T U-verseSM TV service and satellite television services through our agency agreements with EchoStar Communications Corp. (EchoStar) and the DIRECTV Group, Inc.

The advertising & publishing segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising and Internet-based advertising and local search. This segment includes the results of YPC, which was a joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. For segment reporting disclosure, we have carried forward the deferred revenue and deferred cost balances for BellSouth at the acquisition date in order to reflect how the segment is managed. This is different for consolidated reporting purposes as under FAS 141, BellSouth deferred revenue and expenses from directories published during the 12-month period ending with the December 29, 2006 acquisition date, are not recognized and therefore were not included in the opening balance sheet. For management reporting purposes, we continue to amortize these balances over the life of the directory. Thus, our advertising & publishing segment results in 2007 include revenue of $964 and expenses of $308, related to directories published in the Southeast region during 2006, prior to our acquisition of BellSouth. These amounts are eliminated in the consolidations and eliminations column in the following reconciliation.

The other segment includes results from Sterling Commerce, Inc., customer information services and all corporate and other operations. This segment includes our portion of the results from our international equity investments. Also included in the other segment are impacts of corporate wide decisions for which the individual operating segments are not being evaluated. Prior to December 29, 2006, this segment also included our results from AT&T Mobility as equity in net income of affiliates, as discussed above.

In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with GAAP. The Wireless, Wireline, Advertising & Publishing and Other columns represent the segment results of each such operating segment. The Consolidation and Elimination column adds in those line items that we manage on a consolidated basis only: interest expense, interest income and other income (expense) – net. This column also eliminates any intercompany transactions included in each segment’s results as well as the advertising & publishing revenue and expenses in 2007 related to directories published in the Southeast region during 2006, mentioned previously. In 2006, since our 60% share of the results from AT&T Mobility is already included in the Other column, the Wireless Elimination column removes the non-consolidated results shown in the wireless segment. In the “Segment assets” line item, we have eliminated the value of our investments in our fully consolidated subsidiaries and the intercompany financing assets as these have no impact to the segments’ operations.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Segment results, including a reconciliation to AT&T consolidated results, for 2008, 2007 and 2006 are as follows:
At December 31, 2008 or for the year ended
			Advertising &		Consolidation	Consolidated
	Wireless	Wireline	Publishing	Other	and Elimination	Results
Revenues from external customers	$49,174	$67,668	$5,416	$1,770	$-	$124,028
Intersegment revenues	161	2,186	86	273	(2,706)	-
Total segment operating revenues	49,335	69,854	5,502	2,043	(2,706)	124,028
Operations and support expenses	32,481	45,553	2,998	2,755	(2,705)	81,082
Depreciation and amortization expenses	5,770	13,150	789	174	-	19,883
Total segment operating expenses	38,251	58,703	3,787	2,929	(2,705)	100,965
Segment operating income	11,084	11,151	1,715	(886)	(1)	23,063
Interest expense	-	-	-	-	3,390	3,390
Equity in net income of affiliates	6	-	-	813	-	819
Minority interest	(256)	-	-	-	256	-
Other income (expense) – net	-	-	-	-	(589)	(589)
Segment income before income taxes	$10,834	$11,151	$1,715	$(73)	$(3,724)	$19,903
Segment assets	$112,146	$157,501	$11,038	$8,769	$(24,209)	$265,245
Investment in equity method investees	2	-	-	2,330	-	2,332
Expenditures for additions to long-lived assets	5,869	14,129	20	317	-	20,335

At December 31, 2007 or for the year ended
			Advertising &		Consolidation	Consolidated
	Wireless	Wireline	Publishing	Other	and Elimination	Results
Revenues from external customers	$42,574	$69,571	$5,771	$1,976	$(964)	$118,928
Intersegment revenues	110	2,012	80	253	(2,455)	-
Total segment operating revenues	42,684	71,583	5,851	2,229	(3,419)	118,928
Operations and support expenses	28,585	46,177	3,066	1,882	(2,763)	76,947
Depreciation and amortization expenses	7,079	13,416	924	158	-	21,577
Total segment operating expenses	35,664	59,593	3,990	2,040	(2,763)	98,524
Segment operating income	7,020	11,990	1,861	189	(656)	20,404
Interest expense	-	-	-	-	3,507	3,507
Equity in net income (loss) of affiliates	16	-	-	676	-	692
Minority interest	(198)	-	-	-	198	-
Other income (expense) – net	-	-	-	-	615	615
Segment income before income taxes	$6,838	$11,990	$1,861	$865	$(3,350)	$18,204
Segment assets	$103,559	$158,338	$13,103	$2,859	$(2,215)	$275,644
Investment in equity method investees	13	-	-	2,257	-	2,270
Expenditures for additions to long-lived assets	3,840	13,767	25	256	-	17,888

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2006
			Advertising		Consolidation
	Wireless	Wireline	& Publishing	Other	and Elimination	Wireless Elimination	Consolidated Results
Revenues from external customers	$37,537	$57,468	$3,634	$1,707	$-	$(37,291)	$63,055
Intersegment revenues	-	5	51	176	(232)	-	-
Total segment operating revenues	37,537	57,473	3,685	1,883	(232)	(37,291)	63,055
Operations and support expenses	26,503	39,593	1,737	1,602	(232)	(26,343)	42,860
Depreciation and amortization expenses	6,462	9,682	3	162	(1)	(6,401)	9,907
Total segment operating expenses	32,965	49,275	1,740	1,764	(233)	(32,744)	52,767
Segment operating income	4,572	8,198	1,945	119	1	(4,547)	10,288
Interest expense	-	-	-	-	1,843	-	1,843
Equity in net income (loss) of affiliates	40	-	(17)	2,020	-	-	2,043
Minority interest	(169)	-	-	-	4	165	-
Other income (expense) – net	-	-	-	-	393	-	393
Segment income before income taxes	$4,443	$8,198	$1,928	$2,139	$(1,445)	$(4,382)	$10,881

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2008	2007
Land	-	$1,730	$1,860
Buildings	35-45	23,372	23,670
Central office equipment	3-10	75,054	70,632
Cable, wiring and conduit	10-50	72,109	68,676
Other equipment	5-15	34,434	32,606
Software	3-5	8,348	9,298
Under construction	-	3,532	3,776
		218,579	210,518
Accumulated depreciation and amortization		119,491	114,628
Property, plant and equipment – net		$99,088	$95,890

Our depreciation expense was $15,313 in 2008, $15,625 in 2007 and $8,874 in 2006.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $2,733 for 2008, $2,566 for 2007 and $869 for 2006. At December 31, 2008, the future minimum rental payments under noncancelable operating leases for the years 2009 through 2013 was $2,382, $2,182, $1,951, $1,763 and $1,596 with $10,570 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

American Tower Corp. Agreement

In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments were recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $539 in 2008, $569 in 2007 and $598 in 2006.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment, for the years ended December 31, 2008 and 2007, are as follows:

	Wireless	Wireline	Advertising & Publishing	Other	Total

Balance as of January 1, 2007	$28,110	$32,942	$5,664	$941	$67,657
Goodwill acquired:	2,623	133	171	-	2,927
Goodwill adjustment related to BellSouth acquisition	1,989	(1,554)	-	-	435
Settlement of IRS audit	-	(123)	-	-	(123)
Goodwill adjustments for prior-year acquisitions and FIN 48	-	(44)	(51)	(32)	(127)
Other	(9)	(53)	4	2	(56)
Balance as of December 31, 2007	32,713	31,301	5,788	911	70,713
Goodwill acquired	264	185	-	-	449
Goodwill adjustments for prior-year acquisitions and FIN 48	990	(95)	(26)	-	869
Other	(116)	(10)	(68)	(8)	(202)
Balance as of December 31, 2008	$33,851	$31,381	$5,694	$903	$71,829

Segment goodwill is tested annually for impairment, with any impairments being expensed in that period’s income statement. During our allocation period, we completed purchase accounting adjustments to the AT&T Mobility and BellSouth goodwill in 2007 and Dobson goodwill in 2008 (see Note 2). Other changes to goodwill include adjustments totaling $10 in 2008 for the tax effect of stock options exercised.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our other intangible assets are summarized as follows:

	December 31, 2008		December 31, 2007
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility	$10,429	$6,409	$10,526	$4,549
BellSouth	9,215	4,062	9,205	2,205
ATTC	3,100	2,038	3,050	1,653
Other	788	441	429	298
Subtotal	23,532	12,950	23,210	8,705
Other	1,724	1,130	1,873	1,191
Total	$25,256	$14,080	$25,083	$9,896

Indefinite life intangible assets not subject to amortization:
Licenses	$47,306		$37,985
Trade name	5,230		5,230
Total	$52,536		$43,215

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets with a weighted-average amortization period of 7.4 years (7.3 years for customer lists and relationships and 9.6 years for other). Amortization expense for definite-life intangible assets was $4,570, $5,952 and $1,033 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense is estimated to be $3,670 in 2009, $2,840 in 2010, $1,890 in 2011, $1,230 in 2012 and $670 in 2013.

Licenses include FCC licenses of $47,267 and $37,948 at December 31, 2008 and 2007, respectively, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses and therefore, treat the FCC licenses as indefinite-lived intangible assets.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less-than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method. Until our acquisition of BellSouth in December 2006 (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth, our 40% economic partner. We had equal voting rights and representation on the board of directors that controlled AT&T Mobility. As a result of the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary of AT&T and is reported in our wireless segment and our consolidated statements of income.

AT&T Mobility  Beginning December 29, 2006, we have reported AT&T Mobility as a wholly-owned subsidiary.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents summarized operating results for AT&T Mobility prior to the December 29, 2006 BellSouth acquisition:

2006
Income Statements
Operating revenues	$37,291
Operating income	4,547
Net income	2,513

Other Equity Method Investments Our investments in equity affiliates include primarily international investments. As of December 31, 2008, our investments in equity affiliates included a 9.7% interest in Teléfonos de México, S.A. de C.V. (Telmex), Mexico’s national telecommunications company, and an 8.6% interest in América Móvil S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico with telecommunications investments in the United States and Latin America. In 2007, Telmex’s Board of Directors and shareholders approved a strategic initiative to split off its Latin American businesses and its Mexican yellow pages business to a new holding company, Telmex Internacional S.A.B. de C.V. (Telmex Internacional). Our investment in Telmex Internacional is 9.8%. We are a member of consortiums that hold all of the class AA shares of Telmex, América Móvil and Telmex Internacional. In each case, another member of the consortium has the right to appoint a majority of the directors.

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2008	2007
Beginning of year	$2,270	$1,995
Additional investments	-	8
Equity in net income of affiliates	819	692
Dividends received	(164)	(395)
Currency translation adjustments	(574)	(18)
Other adjustments	(19)	(12)
End of year	$2,332	$2,270

Undistributed earnings from equity affiliates were $2,989 and $2,335 at December 31, 2008 and 2007. The currency translation adjustment for 2008 and 2007 primarily reflects the effect of exchange rate fluctuations on our investments in Telmex, Telmex Internacional and América Móvil.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2008, was $1,884. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2008, was $4,447. The fair value of our investment in Telmex Internacional, based on the equivalent value of Telmex Internacional L shares at December 31, 2008, was $1,022.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2008	2007
Notes and debentures
Interest Rates	Maturities
2.95% – 5.99%	2008 – 2054	$28,796	$23,324
6.00% – 7.99%	2008 – 2097	31,794	29,282
8.00% – 9.10%	2008 – 2031	7,107	7,114
Other		138	136
Fair value of interest rate swaps recorded in debt		527	88
		68,362	59,944
Unamortized premium, net of discount		1,846	2,049
Total notes and debentures		70,208	61,993
Capitalized leases		167	201
Total long-term debt, including current maturities		70,375	62,194
Current maturities of long-term debt		(9,503)	(4,939)
Total long-term debt		$60,872	$57,255

We have debt instruments that may require us to repurchase the debt or which may alter the interest rate associated with that debt. We have $1,000 of Puttable Reset Securities (PURS) at 5.0% maturing in 2021 with an annual put option by the holder. If the holders of our PURS do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Since these securities can be put to us annually, the balance is included in current maturities of long-term debt in our balance sheet.

Beginning in May 2009, our $500 zero-coupon puttable note may be presented for redemption by the holder at specified dates, but not more frequently than annually, excluding 2011. If the note is held to maturity in 2022, the redemption amount will be $1,030.

As of December 31, 2008 and 2007, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Excluding capitalized leases and the effect of interest rate swaps, the aggregate principal amounts of long-term debt and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2009	2010	2011	2012	2013	Thereafter
Debt repayments	$9,504	$3,767	$7,536	$4,896	$5,825	$36,916
Weighted-average interest rate	4.3%	5.2%	7.1%	6.6%	5.6%	6.5%
Financing Activities

Debt  During 2008, debt repayments totaled $4,010 and consisted of:
•	$3,915 related to debt repayments with a weighted-average interest rate of 3.98%.
•	$66 related to repayments of Edge Wireless term loan.
•	$29 related to scheduled principal payments on other debt and repayments of other borrowings.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

During 2008, we received net proceeds of $12,416 from the issuance of $12,475 in long-term debt. Debt proceeds were used for general corporate purposes and parts of the proceeds were used for repurchases of our common stock. Long-term debt issuances consisted of:
•	$2,500 of 5.5% global notes due in 2018.
•	$2,000 of floating rate notes due 2010 in a private offering, which can be redeemed by the holder early (which is classified as debt maturing in one year).
•	€1,250 of 6.125% global notes due 2015 (equivalent to approximately $1,975 when issued).
•	$1,500 of 4.95% global notes due in 2013.
•	$1,250 of 6.4% global notes due 2038.
•	$1,000 of 5.6% global notes due 2018.
•	$750 of 6.3% global notes due in 2038.
•	$1,500 of 6.7% global notes due in 2013.

Debt maturing within one year consists of the following at December 31:

	2008	2007
Commercial paper	$4,575	$1,859
Current maturities of long-term debt	9,503	4,939
Bank borrowings[1]	41	62
Total	$14,119	$6,860
[1]	Primarily represents borrowings, the availability of which is contingent on the level of cash held by some of our foreign subsidiaries.

The weighted-average interest rate on commercial paper debt at December 31, 2008 and 2007 was 1.1% and 4.2%, respectively.

In February of 2009, we issued $1,000 of 4.85% global notes due 2014, $2,250 of 5.8% global notes due 2019 and $2,250 of 6.55% global notes due 2039.

Credit Facility  We have a five-year $10,000 credit agreement with a syndicate of investment and commercial banks, which we have the right to increase up to an additional $2,000, provided no event of default under the credit agreement has occurred. One of the participating banks is Lehman Brothers Bank, Inc., which recently declared bankruptcy. We are unable to determine the status of its stated commitment of $595 at this time. The current agreement will expire in July 2011. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledge assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We comply with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2008 or 2007.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 9. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows at December 31:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$70,208	$70,955	$61,993	$62,544
Commercial paper	4,575	4,575	1,859	1,859
Bank borrowings	41	41	62	62
Available-for-sale equity securities	1,632	1,632	2,735	2,735
EchoStar note receivable	-	-	491	489

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

Our short-term investments, other short-term and long-term held-to-maturity investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values. We held other short-term marketable securities of $25 at December 31, 2008 compared to $1 at December 31, 2007.

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

Interest Rate Swaps We had fair value interest rate swaps with a notional value of $5,750 at December 31, 2008, and $3,250 at December 31, 2007, with a net carrying and fair value asset of $564 and $88, respectively.

Interest Rate Foreign Currency Swaps  We have combined interest rate foreign currency swap agreements for Euro-denominated debt and British pound sterling-denominated debt, which hedge our risk to both interest rate and currency movements. In April 2008, we entered into fixed-to-fixed cross-currency swaps on Euro-denominated debt instruments with a U.S. dollar notional value of $1,975 to hedge our exposure to changes in foreign currency exchange rates. These hedges include initial and final exchanges of principal from fixed foreign denominations to fixed U.S.-denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S.-denominated interest rate. These derivatives have been designated at inception and qualify as cash flow hedges with a net fair value of $(930) at December 31, 2008. These swaps are valued using current market quotes, which were obtained from dealers.

Interest Rate Locks  We entered into interest rate forward contracts to partially hedge interest expense related to our debt issuances. At December 31, 2008, we carried an unutilized interest rate lock with a notional value of $250 and a fair value of $7. During 2009, we expect to reclassify into earnings net settlement expenses of approximately $12 to $16, net of tax. The following table summarizes our interest rate lock activity:

Rate Lock	Notional	Utilized Notional	Settlement Gain /	Settlement Gain /
Execution Period	Amount	Amount	(Cost)	(Cost) – net of tax
2008	$750	$500	$(5)	$(3)
2007	1,800	1,800	(8)	(5)
2006	750	600	4	3
2005	500	500	(2)	(1)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Foreign Currency Forward Contracts  We enter into foreign currency forward contracts to manage our exposure to changes in currency exchange rates related to foreign currency-denominated transactions. At December 31, 2008 and 2007, our foreign exchange contracts consisted principally of Mexican pesos, Euros, Danish krone, Swedish krona and Canadian dollars. At December 31, 2008, the notional amounts under contract were $243, of which none were designated as net investment hedges. At December 31, 2007, the notional amounts under contract were $345, of which none were designated as net investment hedges. The remaining contracts in both periods were not designated for accounting purposes. At December 31, 2008 and 2007, these foreign exchange contracts had a net carrying and fair value asset of less than $14 and fair value liability of less than $3, respectively. These contracts were valued using current market quotes, which were obtained from independent sources.

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2008	2007
Depreciation and amortization	$18,269	$17,004
Intangibles (nonamortizable)	1,990	1,990
Equity in foreign affiliates	275	231
Employee benefits	(14,825)	(6,121)
Currency translation adjustments	(491)	(287)
Allowance for uncollectibles	(368)	(388)
Net operating loss and other carryforwards	(2,220)	(2,838)
Investment in wireless partnership	16,028	13,997
Other – net	(1,666)	(1,763)
Subtotal	16,992	21,825
Deferred tax assets valuation allowance	1,190	1,070
Net deferred tax liabilities	$18,182	$22,895

Net long-term deferred tax liabilities	$19,196	$24,939
Less: Net current deferred tax assets	(1,014)	(2,044)
Net deferred tax liabilities	$18,182	$22,895

At December 31, 2008, we had combined net operating and capital loss carryforwards (tax effected) for federal, and for state and foreign income tax purposes of $673 and $1,142, respectively, expiring through 2027. The federal net operating loss carryforward primarily relates to the acquisitions of AT&T Wireless Services, Inc. in 2004 and Dobson in 2007. Additionally, we had federal and state credit carryforwards of $105 and $300, respectively, expiring primarily through 2025.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2007 and 2008 relate primarily to state net operating loss carryforwards.

On January 1, 2007, we adopted FIN 48 and, as required, we reclassified $6,225 from net deferred tax liabilities to unrecognized tax benefits. As a result of the implementation of FIN 48, we recognized a $50 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the change in our unrecognized tax benefits (UTB) balance from January 1, 2008 to December 31, 2008, and January 1, 2007 to December 31, 2007 is as follows:

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Federal, State and Foreign Tax	2008	2007
Balance at beginning of year	$5,901	$4,895
Increases for tax positions related to the current year	811	429
Increases for tax positions related to prior years	715	1,324
Decreases for tax positions related to prior years	(1,237)	(478)
Settlements	-	(269)
Balance at end of year	6,190	5,901
Accrued Interest and Penalties	1,802	1,678
Gross Unrecognized Income Tax Benefits	7,992	7,579
Less: Deferred Federal and State Income Tax Benefits	(998)	(676)
Less: tax attributable to timing items included above	(3,371)	(3,911)
Less: UTB included above that relate to acquired entities that would impact goodwill if recognized	-	(797)
Total UTB that, if recognized, would impact the effective income tax rate as of the end of the year	$3,623	$2,195

During 2008 we made deposits totaling $191 to several taxing jurisdictions and, in the fourth quarter of 2007, we made a deposit of $1,000 related to the AT&T Inc. 2000 – 2002 IRS examination cycle. These deposits are not included in the reconciliation above but reduce our unrecognized tax benefits balance. Net of these deposits, our unrecognized tax benefits balance at December 31, 2008, was $6,801, of which $5,042 was included in “Other noncurrent liabilities” and $1,759 was included in “Accrued taxes” on our consolidated balance sheets. Net of the 2007 deposit, our unrecognized tax benefits balance at December 31, 2007, was $6,579, of which $5,894 was included in “Other noncurrent liabilities” and $685 was included in “Accrued taxes” on our consolidated balance sheets.

A portion of our unrecognized tax benefits relates to pre-acquisition uncertain tax positions of ATTC, BellSouth and AT&T Mobility. After the effective date of FAS 141(R), adjustment of these unrecognized tax benefits will be reflected in income tax expense.

We record interest and penalties related to federal, state and foreign unrecognized tax benefits in income tax expense. Accrued interest and penalties included in unrecognized tax benefits were $1,802 and $1,678 as of December 31, 2008 and 2007, respectively. Interest and penalties included in our consolidated statements of income were $152 for 2008 and $303 for both 2007 and 2006.

The Company and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Our income tax returns are regularly audited and reviewed by the IRS as well as by state and foreign taxing authorities.

The IRS has completed field examinations of AT&T’s tax returns through 2002, and all audit periods prior to 1998 are closed for federal purposes. We were unable to reach agreement with the IRS regarding treatment of Universal Service Fund receipts on our 1998 and 1999 tax returns and, as a result, we have filed a refund suit in U.S. District Court. The court proceeding is currently scheduled for mid-2009. We are engaged with the IRS Appeals Division (Appeals) in settling our 2000 – 2002 returns and may reach a resolution of this examination cycle during the next 12 months. At this time, we are not able to determine the impact that resolution may have on our unrecognized tax benefits. The IRS has indicated that in early 2009 they will issue their final Revenue Agent’s Report (RAR), as a result of their completion of examination procedures pertaining to our 2003 through 2005 income tax returns. It is expected that this RAR will assess additional taxes related primarily to the timing of certain deductions related to our network assets. We expect to make a deposit in the $800 to $1,200 range to reduce the accrual of interest while we continue to work with the IRS to resolve any contested issues. The IRS plans to begin their examination of our 2006-2007 income tax returns in early 2009.

The IRS has completed the examination of all acquired entity tax returns through 2003 (ATTC through 2005) and, with the exception of BellSouth, all years through 2001 are closed. In 2009, we expect the IRS to complete their examination of the BellSouth and Mobility 2004-2005 income tax returns and to begin their examination of the final pre-acquisition period returns.

57

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The components of income tax expense are as follows:

	2008	2007	2006
Federal:
Current	$1,174	$5,903	$3,344
Deferred – net	5,163	(413)	(139)
Amortization of investment tax credits	(14)	(31)	(28)
	6,323	5,459	3,177
State, local and foreign:
Current	(13)	621	295
Deferred – net	726	173	53
	713	794	348
Total	$7,036	$6,253	$3,525

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, income from discontinued operations, extraordinary items and cumulative effect of accounting changes is as follows:

	2008	2007	2006
Taxes computed at federal statutory rate	$6,966	$6,371	$3,809
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	497	549	234
Effects of international operations	(157)	(178)	(200)
Medicare reimbursements	(90)	(120)	(123)
Equity in net income of affiliates	-	-	(218)
Other – net	(180)	(369)	23
Total	$7,036	$6,253	$3,525
Effective Tax Rate	35.4%	34.4%	32.4%

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

At November 1, 2008, BellSouth pension plans and U.S. Domestic Participant T bargained were merged in the AT&T Pension Benefit Plan. At December 31, 2007, defined pension plans formerly sponsored by Ameritech Publishing Ventures and AT&T Mobility were merged in the AT&T Pension Benefit Plan. At December 31, 2006, certain defined pension plans formerly sponsored by ATTC and AT&T Mobility were also merged into the AT&T Pension Benefit Plan.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

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

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Benefit obligation at beginning of year	$53,522	$55,949	$40,385	$44,137
Service cost - benefits earned during the period	1,173	1,257	429	511
Interest cost on projected benefit obligation	3,319	3,220	2,550	2,588
Amendments	(15)	246	(4)	-
Actuarial loss (gain)	(1,450)	(2,044)	(3,406)	(4,752)
Special termination benefits	70	56	5	7
Settlements	-	(15)	-	-
Benefits paid	(5,795)	(5,312)	(2,548)	(2,316)
Other	(2)	165	120	210
Benefit obligation at end of year	$50,822	$53,522	$37,531	$40,385

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Fair value of plan assets at beginning of year	$70,810	$69,284	$16,999	$17,145
Actual return on plan assets	(18,190)	6,833	(4,688)	1,209
Benefits paid[1]	(5,795)	(5,312)	(2,301)	(1,694)
Contributions	-	-	165	255
Other	3	5	-	84
Fair value of plan assets at end of year	$46,828	$70,810	$10,175	$16,999
Funded (unfunded) status at end of year[2]	$(3,994)	$17,288	$(27,356)	$(23,386)

[1]
At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.

2
Funded status is not indicative of our ability to pay ongoing pension benefits nor of our obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Postemployment Benefit	$-	$17,288	$-	$-
Current portion of employee benefit obligation[1]	-	-	(729)	(249)
Employee benefit obligation[2]	(3,994)	-	(26,627)	(23,137)
Net amount recognized	$(3,994)	$17,288	$(27,356)	$(23,386)
1 Included in “Accounts payable and accrued liabilities.”
2 Included in “Postemployment benefit obligation.”

Amounts included in our accumulated other comprehensive income that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Net loss	$23,004	$661	$3,695	$1,125
Prior service cost (benefit)	562	722	(1,999)	(2,355)
Total	$23,566	$1,383	$1,696	$(1,230)

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $48,618 at December 31, 2008, and $51,357 at December 31, 2007.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our consolidated statements of income was $324, $1,078 and $1,635 for the years ended December 31, 2008, 2007 and 2006.

The following tables present the components of net periodic benefit obligation cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost
	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Service cost - benefits earned during the period	$1,173	$1,257	$1,050	$429	$511	$435
Interest cost on projected benefit obligation	3,319	3,220	2,507	2,550	2,588	1,943
Expected return on plan assets	(5,602)	(5,468)	(3,989)	(1,327)	(1,348)	(935)
Amortization of prior service cost
(benefit) and transition asset	133	142	149	(360)	(359)	(359)
Recognized actuarial loss	10	241	361	(1)	294	473
Net pension and postretirement cost (benefit)[1]	$(967)	$(608)	$78	$1,291	$1,686	$1,557
[1]
During 2008, 2007 and 2006, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced postretirement benefit cost by $263, $342 and $349. This effect is included in several line items above.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Net loss (gain)	$13,857	$(2,131)	$2,650	$1,716	$(2,525)	$3,404
Prior service cost (credit)	(16)	139	387	32	(28)	(1,655)
Amortization of net loss (gain)	4	154	-	-	181	-
Amortization of prior service cost	83	78	-	(222)	(223)	-
Total recognized in net pension and postretirement cost and other comprehensive income	$13,928	$(1,760)	$3,037	$1,526	$(2,595)	$1,749

The estimated net loss and prior service cost for pension benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $665 and $111, respectively. The estimated prior service benefit for postretirement benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $360.

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2008	2007	2006
Discount rate for determining projected benefit obligation at December 31	7.00%	6.50%	6.00%
Discount rate in effect for determining net cost (benefit)[1]	6.50%	6.00%	5.75%
Long-term rate of return on plan assets	8.50%	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation and net pension cost (benefit)	4.00%	4.00%	4.00%

[1]	Discount rate in effect for determining net cost (benefit) of BellSouth and AT&T Mobility pension and postretirement plans for the two-day period ended December 31, 2006, was 6.00%.

Approximately 10% of pension and postretirement costs are capitalized as part of construction labor, providing a small reduction in the net expense recorded. While we will continue our cost-control efforts, certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy. In particular, uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed. GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced in the last year, we expect this methodology to contribute approximately $1,577 to our combined net pension and postretirement cost in 2009 as compared with not using this methodology. This methodology did not have a significant effect on our 2008, 2007 and 2006 combined net pension and postretirement benefits. Should the securities markets decline or medical and prescription drug costs increase at a rate greater than assumed, we would expect increasing annual combined net pension and postretirement costs for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

Discount Rate  Our assumed discount rate of 7.00% at December 31, 2008, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants on that date. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. For the year ended December 31, 2008, we increased our discount rate by 0.50%, resulting in a decrease in our pension plan benefit obligation of $2,176 and a decrease in our postretirement benefit obligation of $2,154. For the year ended December 31, 2007, we increased our discount rate by 0.50%, resulting in a decrease in our pension plan benefit obligation of $2,353 and a decrease in our postretirement benefit obligation of $2,492. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets of 8.50% for 2009 and 2008 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. However, the dramatic adverse market conditions in 2008 have skewed traditional measure of long-term return, such as the 10-year return, which was 4.21% through 2008, compared with 9.18% through 2007. The severity of the 2008 losses will make the 10-year return less of a relevant factor in future expectations. Based on the future expectations for the target asset mix, this assumption will remain unchanged for 2009. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisors. This assumption, which is based on our long-term expectations of market returns in future years, is one of the most significant of the weighted-average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. If all other factors were to remain unchanged, we expect that a 1% decrease in the expected long-term rate of return would cause 2009 combined pension and postretirement cost to increase $650 over 2008.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase of 4% reflects the long-term average rate of salary increases.

Health Care Cost Trend  Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Additionally, to recognize the disproportionate growth in prescription drug costs, we have developed separate trend assumptions for medical and prescription drugs. In addition to the health care cost trend, we assume an annual 3% growth in administrative expenses and an annual 3% growth in dental claims. Due to benefit design changes in recent years (e.g., increased co-pays and deductibles for prescription drugs and certain medical services), we continue to experience a better than expected claims experience. The following table provides our assumed average health care cost trend based on the demographics of plan participants.

	2009	2008
Health care cost trend rate assumed for current year
Retirees 64 and under	5.21%	5.76%
Retirees 65 and over	5.36%	6.36%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that rate reaches the ultimate trend rate	2010	2010

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage- Point Increase	One Percentage- Point Decrease
Increase (decrease) in total of service and interest cost components	$390	$(315)
Increase (decrease) in accumulated postretirement benefit obligation	3,629	(3,034)

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

Notes to Consolidated Financial Statements (continued)
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

The principal investment objectives are to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios, to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has a broadly diversified style. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy for the pension plan is based on a study completed during 2007. The current asset allocation policy for the VEBA assets is based on a study completed in 2008.

The plans’ weighted-average asset target and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets			Postretirement (VEBA) Assets
	Target	2008	2007	Target	2008	2007
Equity securities
Domestic	33% – 43%	34%	39%	34% – 44%	39%	49%
International	13% – 23%	16	18	16% – 26%	21	24
Debt securities	23% – 33%	30	27	20% – 30%	25	17
Real estate	6% – 12%	11	9	0% – 6%	3	2
Other	4% – 10%	9	7	9% – 15%	12	8
Total		100%	100%		100%	100%

At December 31, 2008, AT&T securities represented less than one half of a percent of assets held by our pension plans and VEBA trusts.

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2008. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2009	$5,018	$2,588	$(121)
2010	4,713	2,686	(131)
2011	4,655	2,769	(140)
2012	4,583	2,794	(155)
2013	4,484	2,819	(170)
Years 2014 – 2018	20,777	14,180	(1,086)

Supplemental Retirement Plans
We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated nonbankruptcy remote trust that are independently managed and used to provide for these benefits. At the end of 2008, we concluded the severity of decline in the latter half of 2008 had led to an other-than-temporary decline in the value of these assets, writing them down $332, recording the amount in other income and expense. Sales within the trust also generated $180 in net realized losses in 2008. These plans include supplemental pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts recorded as “Other noncurrent liabilities” on our consolidated balance sheets at December 31, 2008 and 2007 were $2,114 and $2,301, respectively.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2008	2007
Projected benefit obligation	$(2,114)	$(2,301)
Accumulated benefit obligation	(2,023)	(2,155)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost	2008	2007
Service cost - benefits earned during the period	$13	$16
Interest cost on projected benefit obligation	141	147
Amortization of prior service cost	6	6
Recognized actuarial loss	21	27
Net supplemental retirement pension cost	$181	$196

Other Changes Recognized in Other Comprehensive Income[1]	2008	2007
Net loss (gain)	$(66)	$(60)
Prior service cost (credit)	-	11
Amortization of net loss (gain)	11	15
Amortization of prior service cost	4	3
Total recognized in net supplemental pension cost and other comprehensive income	$(51)	$(31)

[1]	FAS 158 required prospective application for fiscal years ending after December 15, 2006.

The estimated net loss and prior service cost for our supplemental retirement plan benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $11 and $5, respectively.

Deferred compensation expense was $54 in 2008, $106 in 2007 and $39 in 2006. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,054 at December 31, 2008, and $1,116 at December 31, 2007.

Non-U.S. Plans
As part of our ATTC acquisition, we acquired certain non-U.S. operations that have varying types of pension programs providing benefits for substantially all of their employees and, to a limited group, postemployment benefits. The following table provides the plans’ benefit obligations and fair value of assets and a statement of the funded status at December 31.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The net amounts recorded as “Postemployment benefit obligation” on our consolidated balance sheets at December 31, 2008 and 2007 were $(7) and $(48), respectively.

	2008	2007
Benefit obligations at end of year	$(786)	$(1,016)
Fair value of plan assets	793	1,064
(Unfunded) benefit obligation	$7	$48

The following table provides information for certain non-U.S. defined-benefit pension plans with plan assets in excess of accumulated benefit obligations:

	2008	2007
Projected benefit obligation	$785	$1,015
Accumulated benefit obligation	700	892
Fair value of plan assets	793	1,064

In determining the projected benefit obligation for certain non-U.S. defined-benefit pension plans, we used the following significant weighted-average assumptions:

	2008	2007
Discount rate for determining projected benefit obligation at December 31	6.20%	5.57%
Discount rate in effect for determining net cost (benefit)	5.57%	4.86%
Long-term rate of return on plan assets	6.13%	6.15%
Composite rate of compensation increase for determining projected benefit obligation at December 31	4.06%	4.25%
Composite rate of compensation increase for determining net pension cost	4.25%	4.36%

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost	2008	2007
Service cost - benefits earned during the period	$25	$25
Interest cost on projected benefit obligation	54	52
Expected return on assets	(60)	(54)
Amortization of prior service cost	(5)	(1)
Net pension cost	$14	$22

Other Changes Recognized in Other Comprehensive Income[1]	2008	2007
Net loss (gain)	$70	$(105)
Amortization of net loss (gain)	(2)	(2)
Amortization of prior service cost	-	-
Total recognized in net pension cost and other comprehensive income	$68	$(107)

[1]	FAS 158 required prospective application for fiscal years ending after December 15, 2006.

The estimated net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $13.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $664, $633 and $412 for the years ended December 31, 2008, 2007 and 2006.

NOTE 12. SHARE-BASED PAYMENT

We account for share-based compensation plans using Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” (FAS 123(R)). Our accounting under FAS 123(R) may affect our ability to fully realize the value shown on our balance sheet of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123(R) do not allow a valuation allowance to be recorded unless the company’s future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. However, to the extent that additional tax benefits are generated in excess of the deferred taxes associated with compensation expense previously recognized, the potential future impact on income would be reduced.

At December 31, 2008, we had various share-based compensation plans, which are described as follows. The compensation cost recognized for those plans for the years ended December 31 was $166 in 2008, $720 in 2007 and $301 in 2006 and is included in “Selling, general and administrative” in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements for the years ended December 31, 2008, 2007 and 2006 was $63, $275 and $116.

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. Stock options issued through December 31, 2008 carry exercise prices equal to the market price of our stock at the date of grant. Beginning in 1994 and ending in 1999, certain employees of AT&T Teleholdings, Inc. (formerly known as Ameritech) were awarded grants of nonqualified stock options with dividend equivalents. Prior to 2006, depending on the grant, stock options vesting could occur up to five years from the date of grant, with most options vesting ratably over three years. Stock options granted as part of a deferred compensation plan do not have a vesting period; since 2006, these are the only options issued by AT&T. Performance stock units, which are nonvested stock units, are granted to key employees based upon the stock price at the date of grant and are awarded in the form of common stock and cash at the end of a two- to three-year period, subject to the achievement of certain performance goals. Other nonvested stock units are valued at the market price of our stock at the date of grant and vest typically over a two- to five-year period. As of December 31, 2008, we were authorized to issue up to 125 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

The compensation cost that has been charged against income for our share-based compensation plans is as follows:

	2008	2007	2006
Performance stock units	$152	$620	$282
Stock option expense	11	14	13
Restricted stock	9	68	6
Other	(6)	18	-
Total	$166	$720	$301

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The estimated fair value of the options when granted is amortized to expense over the options’ vesting or required service period. The fair value for these options was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007	2006
Risk-free interest rate	3.96%	5.01%	4.94%
Dividend yield	4.36%	3.65%	4.75%
Expected volatility factor	18.76%	20.75%	21.79%
Expected option life in years	7.00	7.00	8.00

A summary of option activity as of December 31, 2008, and changes during the period then ended, is presented below (shares in millions):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value [1]
Outstanding at January 1, 2008	231	$40.03
Granted	2	36.66
Exercised	(10)	31.37
Forfeited or expired	(19)	50.71
Outstanding at December 31, 2008	204	$39.41	2.41	$118
Exercisable at December 31, 2008	202	$39.44	2.33	$118

[1]	Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

The weighted-average fair value of each option granted during the year ended December 31 was $5.04 in 2008, $7.71 in 2007 and $4.78 in 2006. The total intrinsic value of options exercised during the year was $78 in 2008, $667 in 2007 and $134 in 2006.

It is our policy to satisfy share option exercises using our treasury shares. The actual tax benefit realized for the tax deductions from option exercises from these arrangements for the years ended December 31, 2008, 2007 and 2006 totaled $10, $77 and $28.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2008, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	36	$29.49
Granted	10	35.92
Vested	(21)	26.03
Forfeited	(1)	35.20
Other	-	-
Nonvested at December 31, 2008	24	$35.18

As of December 31, 2008, there was $335 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.62 years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $554, $345 and $246.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 13. STOCKHOLDERS’ EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2007, the Board of Directors authorized the repurchase of up to 400 million shares of our common stock. This authorization replaced previous authorizations and will expire on December 31, 2009. As of December 31, 2008, we had repurchased approximately 164 million shares under this program.

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

		December 31,
Balance Sheets		2008	2007
Accounts payable and accrued liabilities:
Accounts payable		$6,921	$7,059
Accrued rents and other		4,437	4,321
Accrued payroll and commissions		2,401	3,419
Deferred directory revenue		1,984	2,348
Accrued interest		1,471	1,149
Compensated future absences		609	637
Current portion of employee benefit obligation		729	249
Other		1,480	2,217
Total accounts payable and accrued liabilities		$20,032	$21,399
Deferred compensation (included in Other noncurrent liabilities)		$1,648	$2,141

Statements of Income	2008	2007	2006
Advertising expense	$3,073	$3,430	$1,530
Interest expense incurred	$4,049	$3,678	$1,916
Capitalized interest	(659)	(171)	(73)
Total interest expense	$3,390	$3,507	$1,843

Statements of Cash Flows	2008	2007	2006
Cash paid during the year for:
Interest	$3,727	$3,445	$1,666
Income taxes, net of refunds	5,307	4,013	2,777

Statements of Stockholders’ Equity	2008	2007	2006
Accumulated other comprehensive income (loss) is comprised of the following components, net of taxes, at December 31:
Foreign currency translation adjustment	$(912)	$(469)	$(488)
Unrealized gains on securities	100	375	345
Unrealized (losses) on cash flow hedges	(483)	(226)	(172)
Defined benefit postretirement plan	(15,761)	(59)	(4,999)
Other	(1)	(1)	-
Accumulated other comprehensive (loss)	$(17,057)	$(380)	$(5,314)

No customer accounted for more than 10% of consolidated revenues in 2008, 2007 or 2006.

A majority of our employees are represented by labor unions as of year-end 2008. Labor contracts with these employees will expire during 2009.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 15. TRANSACTIONS WITH AT&T MOBILITY

Prior to our December 29, 2006 acquisition of BellSouth (see Note 2), we and BellSouth, the two owners of AT&T Mobility, each made a subordinated loan to AT&T Mobility (shareholder loans) and entered into a revolving credit agreement with AT&T Mobility to provide short-term financing for operations. Following the BellSouth acquisition, both our shareholder loan and revolving credit agreement with AT&T Mobility were consolidated and do not appear on our consolidated balance sheets. The shareholder loan carries an annual 6.0% interest rate and we earned interest income on this loan of $246 during 2006.

Prior to our BellSouth acquisition, we generated revenues of $1,466 in 2006 for services sold to AT&T Mobility. These revenues were primarily from access and long-distance services sold to AT&T Mobility on a wholesale basis and commissions revenue related to customers added through AT&T sales sources.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $3,112 in 2009, $4,398 in total for 2010 and 2011, $1,885 in total for 2012 and 2013 and $516 in total for years thereafter.

NOTE 17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table represents our quarterly financial results:

						Stock Price
Calendar Quarter	Total Operating Revenues	Operating Income	Net Income	Basic Earnings Per Share[1]	Diluted Earnings Per Share[1]	High	Low	Close
2008
First	$30,744	$5,980	$3,461	$0.58	$0.57	$41.94	$32.95	$38.30
Second	30,866	6,567	3,772	0.64	0.63	40.70	32.63	33.69
Third	31,342	5,618	3,230	0.55	0.55	33.58	27.51	27.92
Fourth	31,076	4,898	2,404	0.41	0.41	30.65	20.90	28.50
Annual	$124,028	$23,063	$12,867	2.17	2.16

2007
First	$28,969	$4,664	$2,848	$0.46	$0.45	$39.86	$33.20	$39.43
Second	29,478	4,944	2,904	0.47	0.47	41.54	38.38	41.50
Third	30,132	5,304	3,063	0.50	0.50	42.97	36.53	42.31
Fourth	30,349	5,492	3,136	0.52	0.51	42.79	36.25	41.56
Annual	$118,928	$20,404	$11,951	1.95	1.94

[1]	Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average shares for the quarters versus the weighted-average shares for the year.

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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, AT&T management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company’s internal control over financial reporting. The attestation report is included on Page 78.

/s/ Randall Stephenson.	/s/ Richard G. Lindner.
Randall Stephenson	Richard G. Lindner
Chairman of the Board,	Senior Executive Vice President and
Chief Executive Officer and President	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Antonio, Texas
February 12, 2009

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, of the Company and our report dated February 12, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Antonio, Texas
February 12, 2009