Form 10-K, Exhibit 13
AT&T INC.
filed 2010-02-25
CIK 732717

Selected Financial and Operating Data Dollars in millions except per share amounts
At December 31 or for the year ended:	2009	2008	2007	2006	2	2005	3
Financial Data1
Operating revenues	$123,018	$124,028	$118,928	$63,055		$43,764
Operating expenses	$101,526	$100,965	$98,524	$52,767		$37,596
Operating income	$21,492	$23,063	$20,404	$10,288		$6,168
Interest expense	$3,379	$3,390	$3,507	$1,843		$1,456
Equity in net income of affiliates	$734	$819	$692	$2,043		$609
Other income (expense) – net	$152	$(328)	$810	$398		$398
Income taxes	$6,156	$7,036	$6,252	$3,525		$932
Net Income	$12,843	$13,128	$12,147	$7,361		$4,787
Less: Net Income Attributable to Noncontrolling Interest	$(308)	$(261)	$(196)	$(5)		$(1)
Net Income Attributable to AT&T	$12,535	$12,867	$11,951	$7,356		$4,786
Earnings Per Common Share:
Net Income Attributable to AT&T	$2.12	$2.17	$1.95	$1.89		$1.42
Earnings Per Common Share – Assuming Dilution:
Net Income Attributable to AT&T	$2.12	$2.16	$1.94	$1.89		$1.42
Total assets	$268,752	$265,245	$275,644	$270,634		$145,632
Long-term debt	$64,720	$60,872	$57,255	$50,063		$26,115
Total debt	$72,081	$74,991	$64,115	$59,796		$30,570
Construction and capital expenditures	$17,335	$20,335	$17,888	$8,393		$5,612
Dividends declared per common share	$1.65	$1.61	$1.47	$1.35		$1.30
Book value per common share	$17.34	$16.42	$19.15	$18.58		$14.09
Ratio of earnings to fixed charges	4.50	4.80	4.95	5.01		4.11
Debt ratio7	41.3%	43.7%	35.6%	34.1%		35.9%
Weighted-average common shares
outstanding (000,000)	5,900	5,927	6,127	3,882		3,368
Weighted-average common shares
outstanding with dilution (000,000)	5,924	5,958	6,170	3,902		3,379
End of period common shares
outstanding (000,000)	5,902	5,893	6,044	6,239		3,877
Operating Data
Wireless customers (000)4	85,120	77,009	70,052	60,962		54,144
In-region network access lines in service (000)5	49,392	55,610	61,582	66,469		49,413
In-region broadband connections (000)6,7	17,254	16,265	14,802	12,170		6,921
Number of employees	282,720	302,660	309,050	304,180		189,950

Amounts in the above table have been prepared in accordance with U.S. generally accepted accounting principles.
Our 2006 income statement amounts reflect results from BellSouth Corporation (BellSouth) and AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC, for the two days following the December 29, 2006 acquisition. Our 2006 balance sheet and end-of-year metrics include 100% of BellSouth and AT&T Mobility. Prior to the December 29, 2006, BellSouth acquisition, AT&T Mobility was a joint venture in which we owned 60% and was accounted for under the equity method.
Our 2005 income statement amounts reflect results from AT&T Corp. for the 43 days following the November 18, 2005, acquisition. Our 2005 balance sheet and end-of-year metrics include 100% of AT&T Corp.
The number presented represents 100% of AT&T Mobility cellular/PCS customers.
In-region represents access lines serviced by our incumbent local exchange companies (in 22 states since the BellSouth acquisition and in 13 states prior to that acquisition). Beginning in 2006, the number includes BellSouth lines in service.
Broadband connections include in-region DSL lines, in-region U-verse High Speed Internet access, satellite broadband and 3G LaptopConnect cards.
Prior period amounts restated to conform to current period reporting methodology.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as “we,” “us,”  “AT&T” or the “Company” throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry both in the United States and internationally, providing wireless and wireline telecommunications services and equipment as well as directory advertising and publishing services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a “Note” in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that equal or exceed 100% are not considered meaningful and are denoted with a dash.

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2010 in the “Operating Environment and Trends of the Business” section.

				Percent Change
				2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Operating Revenues	$123,018	$124,028	$118,928	(0.8)%	4.3%
Operating expenses
Cost of services and sales	50,405	49,556	46,801	1.7	5.9
Selling, general and administrative	31,407	31,526	30,146	(0.4)	4.6
Depreciation and amortization	19,714	19,883	21,577	(0.8)	(7.9)
Total Operating Expenses	101,526	100,965	98,524	0.6	2.5
Operating Income	21,492	23,063	20,404	(6.8)	13.0
Income Before Income Taxes	18,999	20,164	18,399	(5.8)	9.6
Net Income Attributable to AT&T	12,535	12,867	11,951	(2.6)	7.7
Diluted Earnings Per Share	2.12	2.16	1.94	(1.9)%	11.3%

Overview
Operating income decreased $1,571, or 6.8%, in 2009 and increased $2,659, or 13.0%, in 2008. Our operating income margin increased from 17.2% in 2007 to 18.6% in 2008 and decreased to 17.5% in 2009. Operating income in 2009 decreased primarily due to the decline in voice revenues and directory print advertising, an increase in pension and other postemployment benefits (OPEB) expense, and the higher cost of equipment sales in our Wireless segment attributed to the continued success of Apple iPhone. These changes were partially offset by lower employee-related costs due to workforce reductions, along with the continued growth in wireless service and wireline data revenue. In 2008, operating income increased primarily due to continued growth in wireless service and data revenues, along with a decrease in the amortization of merger-related intangibles.

Operating revenues decreased $1,010, or 0.8%, in 2009 and increased $5,100, or 4.3%, in 2008. Revenues in 2009 reflect the continuing decline in voice revenues and a decline in directory revenue driven by lower print revenue. These declines were partially offset by continued growth in wireless service revenue due to an increase in average number of customers of 9.4%, driven in part by the continued success of Apple iPhone and an increase in wireline data revenue largely due to Internet Protocol (IP) data growth, including AT&T U-verseSM and broadband growth. Increases in 2008 reflect an increase in wireless subscribers and data revenues, primarily related to IP data, partially offset by the continued decline in voice revenues.

The declines in our wireline voice and advertising revenues reflect continuing economic pressures on our customers as well as competition. Total retail consumer voice connections decreased 11.4% in 2009. Business customers also disconnected switched access lines, reduced usage-based services and reduced print advertising. Customers disconnecting access lines switched to wireless, Voice over Internet Protocol (VoIP) and cable offerings for voice and data or terminated service permanently as businesses closed or consumers left residences. While we lose the voice revenues, we have the opportunity to increase wireless service or wireline data revenues should the customer choose us as their wireless or VoIP provider. We also continue to expand our VoIP service for customers who have access to our U-verse video service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cost of services and sales expenses increased $849, or 1.7%, in 2009 and $2,755, or 5.9%, in 2008. The increase in 2009 was primarily due to higher upgrade costs and higher equipment costs related to advanced integrated devices, along with an increase in pension/OPEB expenses. Pension/OPEB expense increased due to lower-than-expected return on assets and an increase in amortization of actuarial losses, both primarily from investment losses in 2008. Partially offsetting these increases were decreases in employee-related costs primarily driven by workforce reductions. The increase in 2008 was primarily due to higher equipment costs related to increased sales of advanced integrated devices. Also increasing 2008 expenses was severance associated with announced workforce reductions and hurricane-related expenses affecting both the Wireless and Wireline segments.

Selling, general and administrative expenses decreased $119, or 0.4%, in 2009 and increased $1,380, or 4.6%, in 2008. The decrease in 2009 was primarily due to declines in employee-related costs (excluding pension/OPEB) due to workforce reductions, decreases in materials and supplies expense along with decreases in wireless advertising and promotions expense. These decreases were partially offset by an increase in pension/OPEB expense, and higher commissions, customer service costs and IT/Interconnect costs resulting from wireless subscriber growth along with increased support for data services and integrated devices. The increase in 2008 was primarily due to higher commissions and residuals due to the growth in wireless subscribers, and higher severance associated with announced workforce reductions. Partially offsetting these increases in 2008 were merger-integration costs recognized in 2007 and not in 2008.

Depreciation and amortization expenses decreased $169, or 0.8%, in 2009 and $1,694, or 7.9%, in 2008. The decrease in 2009 was primarily due to the declining amortization of identifiable intangible assets, primarily customer relationships, partially offset by increased depreciation resulting from capital additions. The decrease in 2008 was primarily due to lower amortization expense on intangible assets.

Interest expense decreased $11, or 0.3%, in 2009 and $117, or 3.3%, in 2008. Interest expense decreased slightly during 2009 due to an increase in interest charged during construction, which is capitalized instead of expensed. In 2008, interest expense declined primarily due to a decrease in our weighted-average interest rate and an increase in interest charged during construction, partially offset by an increase in our average debt balances.

Equity in net income of affiliates decreased $85, or 10.4%, in 2009, primarily due to foreign currency translation losses at América Móvil S.A. de C.V. (América Móvil), Télefonos de México, S.A. de C.V. (Telmex) and Telmex Internacional, S.A.B. de C.V. (Telmex Internacional), partially offset by improved results at América Móvil. Equity in net income of affiliates increased $127, or 18.4%, in 2008, primarily due to improved results from our investments in América Móvil, Telmex and Telmex Internacional, partially offset by foreign currency translation losses.

Other income (expense) – net  We had other income of $152 in 2009, other expense of $328 in 2008 and other income of $810 in 2007. Results for 2009 included a $112 gain on the sale of investments, $100 of interest and leveraged lease income, and $42 of gains on the sale of a professional services business, partially offset by $102 of asset impairments.

Other expense for 2008 included losses of $467 related to asset impairments, partially offset by $156 of interest and leveraged lease income. Other income for 2007 included $810 related to a $409 gain on a spectrum license exchange, $215 of interest and leveraged lease income and a $161 gain on the sale of non-strategic assets and investments.

Income taxes decreased $880, or 12.5%, in 2009 and increased $784, or 12.5%, in 2008. The decrease in 2009 was due to lower income before taxes and the recognition of benefits related to audit issues and judicial developments, while the increase in 2008 was primarily due to higher income before taxes. Our effective tax rate in 2009 was 32.4%, compared to 34.9% in 2008 and 34.0% in 2007. The decrease in our effective tax rate in 2009 was primarily due to the recognition of benefits related to audit issues and judicial developments. The increase in our effective tax rate in 2008 was primarily due to higher income before taxes, which resulted in a greater percentage of our income being taxed at marginal rates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Segment Results

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes, reviewing operating revenues, expenses (depreciation and non-depreciation) and equity income for each segment. We make our capital allocations decisions primarily based on the network (wireless or wireline) providing services. Interest expense and other income (expense) – net are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Each segment’s percentage of total segment operating revenue and income calculations is derived from our segment results table in Note 4 and reflects amounts before eliminations. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The Wireless segment accounted for approximately 43% of our 2009 total segment operating revenues as compared to 39% in 2008 and 60% of our 2009 total segment income as compared to 46% in 2008. This segment provides wireless voice and advanced data communications services across the United States.

The Wireline segment accounted for approximately 52% of our 2009 total segment operating revenues as compared to 55% in 2008 and 36% of our 2009 total segment income as compared to 47% in 2008. This segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verseSM TV, high-speed broadband and voice services (U-verse) and managed networking to business customers. Additionally, we offer satellite television services through our agency arrangements.

The Advertising Solutions segment accounted for approximately 4% of our 2009 and 2008 total segment operating revenues and 6% of our 2009 total segment income as compared to 7% in 2008. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising, Internet-based advertising and local search.

The Other segment accounted for approximately 1% of our 2009 total segment operating revenues as compared to 2% in 2008 and less than 1% of our 2009 and 2008 total segment income. This segment includes results from Sterling Commerce, Inc. (Sterling), customer information services, payphone, and all corporate and other operations. Also, included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated. During 2008, we announced our intention to discontinue our retail payphone operations previously included in this segment. Additionally, this segment includes our portion of the results from our international equity investments and charges of $550 and $978 associated with our workforce reductions in 2009 and 2008.

The following tables show components of results of operations by segment. We discuss significant segment results following each table. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless
Segment Results
				Percent Change
				2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Segment operating revenues
Service	$48,657	$44,410	$38,678	9.6%	14.8%
Equipment	4,940	4,925	4,006	0.3	22.9
Total Segment Operating Revenues	53,597	49,335	42,684	8.6	15.6
Segment operating expenses
Operations and support	34,561	32,481	28,585	6.4	13.6
Depreciation and amortization	5,765	5,770	7,079	(0.1)	(18.5)
Total Segment Operating Expenses	40,326	38,251	35,664	5.4	7.3
Segment Operating Income	13,271	11,084	7,020	19.7	57.9
Equity in Net Income of Affiliates	9	6	16	50.0	(62.5)
Segment Income	$13,280	$11,090	$7,036	19.7%	57.6%

Centennial Acquisition
In November 2009, we acquired Centennial Communications, Corp. (Centennial), a regional provider of wireless and wired communications services with approximately 865,000 customers as of December 31, 2009, and its operations have been included in our consolidated results since the acquisition date.

Wireless Properties Transactions
In May 2009, we announced a definitive agreement to acquire certain wireless assets from Verizon Wireless (VZ) for approximately $2,350 in cash. The assets primarily represent former Alltel Wireless assets. We will acquire wireless properties, including licenses and network assets, serving approximately 1.5 million subscribers in 79 service areas across 18 states. In October 2009, the Department of Justice (DOJ) cleared our acquisition of Centennial, subject to the DOJ’s condition that we divest Centennial’s operations in eight service areas in Louisiana and Mississippi. We are in the process of finalizing definitive agreements and seeking regulatory approvals to sell all eight Centennial service areas ultimately identified in that ruling. We anticipate we will close the sales during the first half of 2010. As of December 31, 2009, the fair value of the assets subject to the sale, net of related liabilities, was $282. Since the properties we will acquire use a different network technology than our Global System for Mobile Communication (GSM) technology, we expect to incur additional costs to convert that network and subscriber handsets to our GSM technology.

Dobson Acquisition
In November 2007, we acquired Dobson Communications Corporation (Dobson). Dobson marketed wireless services under the Cellular One brand and had provided roaming services to AT&T subsidiaries since 1990. Dobson had 1.7 million subscribers across 17 states, mostly in rural and suburban areas. Dobson was incorporated into our wireless operations subsequent to its acquisition.

Wireless Customer and Operating Trends
As of December 31, 2009, we served 85.1 million wireless customers, compared to 77.0 million at December 31, 2008, and 70.1 million at December 31, 2007. Approximately 59% of our wireless customer net additions in 2009 were postpaid customer additions which were lower than the impact in the prior year, as we saw a significant increase in gross and net additions in our reseller customer business in 2009. Sales of emerging devices, such as netbooks and eReaders, are largely included in our reseller customer base. We expect continued growth in sales of emerging devices. Improvement in our postpaid churn levels since 2007 contributed to our net additions and retail customer growth in 2009 and 2008. This improvement was attributable to network enhancements, attractive products and services offerings, including Apple iPhone, customer service improvements, and continued high levels of advertising.

Gross customer additions were 21.4 million in 2009 and 2008. Postpaid customer gross additions have continued to increase due to attractive plan offerings and exclusive product offerings, such as Apple iPhone, and unique quick messaging devices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

As the wireless industry continues to mature, we believe that future wireless growth will become increasingly dependent on our ability to offer innovative services, which will encourage existing customers to upgrade their current services and devices and will attract customers from other providers, as well as on our ability to minimize customer churn. Average service revenue per user (ARPU) in 2009 was flat compared to 2008 after increasing 1% in 2008 compared to 2007 primarily due to increased data services ARPU growth offsetting declining voice and other service ARPU. ARPU from postpaid customers increased 2.7% in 2009 and 3.7% in 2008, reflecting usage of more advanced handsets, such as Apple iPhone 3GS, by these customers, evidenced by a 23.5% increase in postpaid data services ARPU in 2009 and a 36.4% increase in postpaid data services ARPU in 2008. The continued increase in postpaid data services revenue was related to increased use of text messaging, Internet access, e-mail and other data services. We expect continued growth from data services, as more customers purchase advanced integrated devices and other emerging devices, such as netbooks, eReaders, and mobile navigation devices, and broadband laptop cards, and as we continue to expand our network. The growth in data services ARPU in 2009 was offset by a 6.7% decline in voice ARPU and the growth in data services ARPU in 2008 was partially offset by a 6.5% decline in voice and other service ARPU. Voice and other service ARPU in 2009 and 2008 declined due to lower access charges, roaming revenues, and long-distance usage. Increases in our FamilyTalk® and reseller customer base, which have lower ARPU than traditional postpaid customers, have also contributed to these declines. For 2009, roaming revenues were lower due to a decline in domestic roaming activity. For 2008, roaming revenues were lower due to acquisitions and rate negotiations as part of roaming cost savings initiatives, which slowed international growth, and lower regulatory cost recovery charges. We expect continued pressure on voice and other service ARPU.

The effective management of customer churn is also critical to our ability to maximize revenue growth and to maintain and improve margins. Customer churn is calculated by dividing the aggregate number of wireless customers who cancel service during each month in a period by the total number of wireless customers at the beginning of each month in that period. Our customer churn rate was 1.48% for 2009, down from 1.68% for 2008 and 1.67% for 2007. The churn rate for postpaid customers was 1.16% for 2009 and 1.19% for 2008, down from 1.27% for 2007. The decline in postpaid churn reflects network enhancements and broader coverage, more affordable rate plans and exclusive devices, and free mobile-to-mobile calling among our wireless customers.

Wireless Operating Results
Our Wireless segment operating income margin was 24.8% in 2009, 22.5% in 2008 and 16.4% in 2007. The higher margin in 2009 was primarily due to revenue growth of $4,262, while the higher margin in 2008 was primarily due to revenue growth of $6,651. Each revenue increase exceeded the corresponding operating expense increase of $2,075 in 2009 and $2,587 in 2008. The expense increase for 2008 is net of a decrease in depreciation and amortization of $1,309.

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Service revenues increased $4,247, or 9.6%, in 2009 and $5,732, or 14.8%, in 2008. The increases consisted of the following:
•
Data service revenue increases of $3,539, or 33.4%, in 2009 and $3,647, or 52.5%, in 2008. The increases were primarily due to the increased number of subscribers and heavier usage by subscribers of advanced handsets and other data-centric emerging devices, such as netbooks, eReaders, and mobile navigation devices. The increases in data service ARPU of 22.0% in 2009 and 33.8% in 2008 reflect this trend. Our significant data growth also reflects an increased number of subscribers using our 3G network. Data service revenues represented approximately 29.0% and 23.9% of our Wireless segment service revenues in 2009 and 2008.

•
Voice and other service revenue increases of $708, or 2.1%, in 2009 and $2,085, or 6.6%, in 2008. The increase in 2009 was due to a 9.4% increase in the average number of wireless customers, down from 14.0% in 2008. Voice and other service ARPU declined 6.7% in 2009 and 6.5% in 2008.

Equipment revenues increased $15, or 0.3%, in 2009 and increased $919, or 22.9%, in 2008. The lower incremental increase in 2009 was due to lower traditional handset sales, offset by sales of more advanced integrated devices. The increase in 2008 was due to higher handset revenues, reflecting higher gross customer additions, and customer upgrades to more advanced devices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operations and support expenses increased $2,080, or 6.4%, in 2009, compared to an increase of $3,896, or 13.6%, in 2008. The increase in 2009 was primarily due to the following:
•	equipment cost increases of $1,246, reflecting the higher cost of acquiring more advanced integrated devices compared to prior periods;
•	Interconnect, universal service fee (USF) and reseller expense increases of $426 due to higher network traffic and revenue growth;
•	upgrade commissions and residual expense increases of $313 due to sales and upgrades to more advanced devices;
•	customer service cost increases of $214 due to customer growth; and
•	Finance, IT, and other administrative cost increases of $306.

These increases were partially offset by selling expense decreases of $337, attributable to lower traditional handset sales exceeding the impact of the sale of more advanced integrated devices and roaming expense decreases of $165 due to usage and rate declines. Total equipment costs continue to be higher than equipment revenues due to the sale of discounted devices in connection with promotions.

The increase in 2008 was primarily due to the following:
•	equipment sales expense increase of $2,005;
•	upgrade commissions and residual expense increases of $745;
•	selling expense increase of $362 and customer service cost increase of $159;
•	USF increase of $204 and reseller expense increase of $145; and
•	Finance, IT, and other administrative cost increases of $538.

The increase in equipment sales expense, commission expense, and selling expense resulted from an increase in sales of higher-cost 3G devices, the introduction of Apple iPhone 3G handsets in 2008, an increase in the number of handset accessory sales, lower per-unit accessory costs compared to 2007, and higher handset upgrade volume. The increase in commission expense is also attributable to higher commission rates. Interconnect and other costs also increased by $141 due to increased usage and integration costs related to the 2007 acquisition of Dobson.
The increase in reseller costs in 2008 was attributable to higher license, maintenance and other reseller costs, partially offset by cost reductions from the migration of network usage from the T-Mobile USA (T-Mobile) network in California and Nevada to our networks in these states.

These increases were partially offset by incollect roaming cost decreases of $249 and network system cost decreases of $132. The decrease in network system costs was the result of benefits from network and systems integration and cost-reduction initiatives of $218, decreases in data processing and payroll costs of $109, partially offset by incremental rents related to Dobson and general building expense increases of $124, and hurricane and other incremental network cost increases of $99.

Depreciation and amortization decreased $5, or 0.1%, in 2009 and decreased $1,309, or 18.5%, in 2008. Amortization expense decreased $450, or 21.8%, in 2009 due to lower amortization of intangibles attributable to the BellSouth acquisition, partially offset by amortization of intangible assets attributable to subscribers added in the November 2009 acquisition of Centennial and the 2007 acquisition of Dobson. Depreciation expense increased $445, or 12.0%, in 2009 due to ongoing capital spending for network upgrades and expansion, partially offset by certain network assets becoming fully depreciated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Depreciation expense decreased $539, or 12.7%, in 2008. Depreciation expense decreased $695 in 2008 due to certain network assets becoming fully depreciated and decreased $612 due to Time Division Multiple Access (TDMA) assets being depreciated on an accelerated basis through 2007. These decreases were partly offset by incremental depreciation on capital assets placed in service during 2008. Amortization expense decreased $770, or 27.2%, in 2008 due to declining amortization of identified intangible assets, most of which are amortized using the sum-of-the-months-digits method of amortization, partially offset by Dobson intangible assets acquired by AT&T Mobility.

Wireless Supplementary Operating and Financial Data
				Percentage Change
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007

Wireless Customers (000)	85,120	77,009	70,052	10.5%	9.9%
Net Customer Additions (000)	7,278	6,699	7,315	8.6	(8.4)
Total Churn	1.48%	1.68%	1.67%	(20) bps	1 bps

Postpaid Customers (000)	65,146	60,098	55,310	8.4%	8.7%
Net Postpaid Customer Additions (000)	4,323	4,634	3,982	(6.7)	16.4
Postpaid Churn	1.16%	1.19%	1.27%	(3) bps	(8) bps

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireline
Segment Results
				Percent Change
				2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Segment operating revenues
Voice	$33,082	$38,198	$41,630	(13.4)%	(8.2)%
Data	26,723	25,353	24,075	5.4	5.3
Other	5,865	6,304	5,878	(7.0)	7.2
Total Segment Operating Revenues	65,670	69,855	71,583	(6.0)	(2.4)
Segment operating expenses
Operations and support	44,646	45,440	46,177	(1.7)	(1.6)
Depreciation and amortization	13,093	13,206	13,416	(0.9)	(1.6)
Total Segment Operating Expenses	57,739	58,646	59,593	(1.5)	(1.6)
Segment Operating Income	7,931	11,209	11,990	(29.2)	(6.5)
Equity in Net Income of Affiliates	18	19	31	(5.3)	(38.7)
Segment Income	$7,949	$11,228	$12,021	(29.2)%	(6.6)%

Operating Margin Trends
Our Wireline segment operating income margin was 12.1% in 2009, compared to 16.0% in 2008 and 16.7% in 2007. Results for 2009 and 2008 reflect revenue declines that exceeded expense declines. Our Wireline segment operating income decreased $3,278, or 29.2%, in 2009 and decreased $781, or 6.5%, in 2008. Our operating income continued to be pressured by access line declines due to economic pressures on our consumer and business wireline customers and competition, as customers either reduced usage or disconnected traditional landline services and switched to alternative technologies, such as wireless and VoIP. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and voice. Additionally, we have the opportunity to increase Wireless segment revenues if customers choose AT&T Mobility as an alternative provider. Wireline operating margins are declining primarily due to reduced voice revenue, partially offset by continued growth in data revenue. Also contributing to pressure on our operating margins was increased pension/OPEB expense in 2009.

Voice revenues decreased $5,116, or 13.4%, in 2009, and decreased $3,432, or 8.2%, in 2008 primarily due to continuing economic pressures and declining demand for traditional voice and other legacy services by our consumer and business customers. Included in voice revenues are revenues from local voice, long-distance and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.
•
Local voice revenues decreased $2,763, or 12.2%, in 2009 and decreased $1,887, or 7.7%, in 2008. The decrease in 2009 was driven primarily by an 11.2% decline in switched access lines and a decrease in average local voice revenue per user. The decrease in 2008 was driven primarily by a loss of revenue of $1,230 from a decline in access lines and by $422 from a decline in our national mass-market customer base acquired from AT&T Corp. (ATTC). We expect our local voice revenue to continue to be negatively affected by increased competition from alternative technologies, the disconnection of additional lines and economic pressures.

•
Long-distance revenues decreased $2,133, or 15.3%, in 2009 and decreased $1,195, or 7.9%, in 2008 primarily due to decreased demand from business and consumer customers, which decreased revenues $1,583 in 2009 and $532 in 2008, and a net decrease in demand for long-distance service, due to expected declines in the number of national mass-market customers, which decreased revenues $546 in 2009 and $677 in 2008.

Data revenues increased $1,370, or 5.4%, in 2009 and increased $1,278, or 5.3%, in 2008. Data revenues accounted for approximately 41% of wireline operating revenues in 2009, 36% in 2008 and 34% in 2007. Data revenues include transport, IP and packet-switched data services.

IP data revenues increased $1,969, or 17.8%, in 2009 and increased $1,537, or 16.1%, in 2008 primarily driven by AT&T U-verse expansion and growth in IP-based strategic business services, which include Ethernet, virtual private networks (VPN), application and managed services. Strategic business service revenues increased $603 in 2009 and $741 in 2008, driven mostly by VPN, and U-verse video service increased $980 in 2009 and $402 in 2008. Broadband high-speed Internet access increased IP data revenues $300 in 2009 and $497 in 2008. The increase in IP data revenues in 2009 and 2008 reflects continued growth in the customer base and migration from other traditional circuit-based services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Traditional packet-switched data services, which include frame relay and asynchronous transfer mode services, decreased $536, or 20.8%, in 2009 and $423, or 14.1%, in 2008. This decrease is primarily due to lower demand as customers continue to shift to IP-based technology such as VPN, DSL and managed Internet services, and the continuing economic recession. We expect these traditional, circuit-based services to continue to decline as a percentage of our overall data revenues.

Other operating revenues decreased $439, or 7.0%, in 2009 and increased $426, or 7.2%, in 2008. Major items included are integration services and customer premises equipment, government-related services and outsourcing, which account for more than 60% of total revenue for all periods. Equipment sales and related network integration revenues decreased $405 in 2009 primarily due to economic pressures, and increased $260 in 2008, driven by an increase in management services partially offset by reduced equipment sales and related network integration. Governmental professional services revenue decreased $116 in 2009 driven by the divestiture of a professional services business in 2009 and increased $100 in 2008 driven by growth across various contracts.

Operations and support expenses decreased $794, or 1.7%, in 2009 and $737, or 1.6%, in 2008. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as salary, wage and bonus accruals. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, operator services, information technology and property taxes. Operations and support expenses also include bad debt expense; advertising costs; sales and marketing functions, including customer service centers; real estate costs, including maintenance and utilities on all buildings; credit and collection functions; and corporate support costs, such as finance, legal, human resources and external affairs. Pension and postretirement costs, net of amounts capitalized are also included to the extent that they are associated with these employees.

The 2009 decrease was primarily due to lower employee-related costs of $918, primarily related to workforce reductions. Other cost reductions included decreases in traffic compensation (related to lower international long-distance revenues and lower volume of calls from our declining national mass-market customer base), including portal fees, of $655, nonemployee-related expenses, such as bad debt expense, materials and supplies costs, of $441 and $134 related to contract services.

Partially offsetting these decreases was an increase in pension/OPEB expense of $1,370 due to a lower-than-expected return on assets and an increase in amortization of actuarial losses, both primarily from investment losses in 2008. See Note 11 for more information related to pension/OPEB expense.

The major decreases in 2008 were $633 in traffic compensation (related to lower international long-distance revenue, and lower volume of calls from our declining national mass-market customer base), including portal fees, and $618 of pension/OPEB expense. Other cost reductions included decreases in other support cost of $616 primarily due to higher advertising costs incurred in 2007 for brand advertising and rebranding related to the BellSouth acquisition and lower compensation expense of $420 reflecting shifts of workforce levels to sales organizations.

Partially offsetting these decreases, operation and support expenses increased by $1,135, related to higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies. Other increases were salary and wages of $423; and higher cost of equipment sales and related U-verse network integration of $60.

Depreciation and amortization expenses decreased $113, or 0.9%, in 2009 and $210, or 1.6%, in 2008. The 2009 decrease was primarily related to lower amortization of intangibles for the customer lists associated with ATTC, BellSouth and Yahoo! partially offset by the inclusion of Centennial related depreciation starting in the fourth quarter of 2009. The 2008 decline was a result of decreasing intangible amortization partially offsetting increased depreciation resulting from capital additions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information

Telephone, Wired Broadband and Video Connections Summary
Our switched access lines and other services provided by our local exchange telephone subsidiaries at December 31, 2009, 2008 and 2007, are shown below and trends are addressed throughout this segment discussion.

(in 000s)				Percent Change
				2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Switched Access Lines1
Retail consumer	26,378	30,614	35,009	(13.8)%	(12.6)%
Retail business2	20,106	21,810	22,795	(7.8)	(4.3)
Retail Subtotal2	46,484	52,424	57,804	(11.3)	(9.3)
Percent of total switched access lines	94.1%	94.3%	93.9%

Wholesale Subtotal2	2,826	3,068	3,527	(7.9)	(13.0)
Percent of total switched access lines	5.7%	5.5%	5.7%

Payphone (Retail and Wholesale)3	82	118	251	(30.5)	(53.0)
Percent of total switched access lines	0.2%	0.2%	0.4%

Total Switched Access Lines	49,392	55,610	61,582	(11.2)	(9.7)

Total Retail Consumer Voice Connections6	27,332	30,838	35,009	(11.4)	(11.9)

Total Wired Broadband Connections4	15,789	15,077	14,156	4.7	6.5

Satellite service5	2,174	2,190	2,116	(0.7)	3.5
U-verse video	2,065	1,045	231	97.6	-
Video Connections	4,239	3,235	2,347	31.0%	37.8%

Represents access lines served by AT&T’s Incumbent Local Exchange Carriers (ILECs) and affiliates.
Prior period amounts restated to conform to current period reporting methodology
Revenue from retail payphone lines is reported in the Other segment. We are in the process of ending our retail payphone operations.
Total wired broadband connections include DSL, U-verse High Speed Internet access and satellite broadband.
Satellite service includes connections under our agency and resale agreements.
Includes consumer U-verse Voice over IP connections.

Advertising Solutions
Segment Results
				Percent Change
				2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Total Segment Operating Revenues	$4,809	$5,502	$5,851	(12.6)%	(6.0)%
Segment operating expenses
Operations and support	2,922	2,998	3,066	(2.5)	(2.2)
Depreciation and amortization	649	789	924	(17.7)	(14.6)
Total Segment Operating Expenses	3,571	3,787	3,990	(5.7)	(5.1)
Segment Income	$1,238	$1,715	$1,861	(27.8)%	(7.8)%

Operating Results
Our Advertising Solutions segment operating income margin was 25.7% in 2009, 31.2% in 2008 and 31.8% in 2007. The decrease in the segment operating income margin in both 2009 and 2008 was primarily the result of decreased operating revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operating revenues decreased $693, or 12.6%, in 2009 largely driven by continuing declines in print revenue of $774 and lower sales agency revenue of $34 due to the sale of the independent line of business segment of the L.M. Berry Company. This decrease was partially offset by Internet advertising revenue growth of $132. The ongoing economic recession has reduced demand for advertising and customers have continued to shift to Internet-based search services, although the recession has also curbed search usage by consumers. Operating revenues decreased $349, or 6%, in 2008 largely driven by continuing declines in print revenue of $453 and lower sales agency revenue of approximately $113 due to the sale of the independent line of business segment of the L.M. Berry Company. This decrease was partially offset by increased Internet advertising revenue of $196.

Operating expenses decreased $216, or 5.7%, in 2009 largely driven by decreases in depreciation and amortization expense of $140, product related costs of $74, advertising costs of $44, and professional and contracted expense of $17. These expense decreases were partially offset by an increase in pension/OPEB and other benefit costs of $66. Operating expenses decreased $203, or 5.1%, in 2008 largely driven by decreased depreciation and amortization of $135 resulting from use of an accelerated method of amortization for the customer list acquired as part of the BellSouth acquisition, and lower employee, professional and contract related expenses. These expense decreases were partially offset by increased YELLOWPAGES.COM, LLC (YPC) expansion costs.

Other
Segment Results
				Percent Change
				2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Total Segment Operating Revenues	$1,731	$2,042	$2,229	(15.2)%	(8.4)%
Total Segment Operating Expenses	2,678	2,986	2,040	(10.3)	46.4
Segment Operating Income (Loss)	(947)	(944)	189	(0.3)	-
Equity in Net Income of Affiliates	706	794	645	(11.1)	23.1
Segment Income (Loss)	$(241)	$(150)	$834	(60.7)%	-

Our Other segment operating results consist primarily of Sterling, customer information services (primarily operator services and payphone), corporate and other operations. Sterling provides business-integration software and services.

Operating revenues decreased $311, or 15.2%, in 2009 and $187, or 8.4%, in 2008. The decrease in 2009 is primarily due to reduced revenues from our operator services, retail payphone operations and Sterling. The 2008 decline is primarily related to lower revenues from operator services and retail payphone operations.

Operating expenses decreased $308, or 10.3%, in 2009 and increased $946, or 46.4%, in 2008.
The changes were primarily due to charges of $550 and $978 associated with our workforce reductions in 2009 and 2008 as a result of the restructure of our operations from a collection of regional companies to a single national approach.

Our Other segment also includes our equity investments in international companies, the income from which we report as equity in net income of affiliates. Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. Our foreign investments are recorded under generally accepted accounting principles (GAAP), which include adjustments for the equity method of accounting and exclude certain adjustments required for local reporting in specific countries. Our equity in net income of affiliates by major investment is listed below:

	2009	2008	2007
América Móvil	$505	$469	$381
Telmex	133	252	265
Telmex Internacional	72	72	-
Other	(4)	1	(1)
Other Segment Equity in Net Income of Affiliates	$706	$794	$645

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equity in net income of affiliates decreased $88 in 2009. Our investment in Telmex and Telmex Internacional decreased $119, reflecting lower operating results and currency translation losses, partially offset by $36 of  improved operating results at América Móvil. The $149 increase in 2008 reflects improved operating results at América Móvil, as well as lower depreciation and tax expenses, and improved results at Telmex and Telmex Internacional. On January 13, 2010, América Móvil announced that its Board of Directors had authorized it to submit an offer for 100% of the equity of Carso Global Telecom, S.A. de C.V. (CGT), a holding company that owns 59.4% of Telmex and 60.7% of Telmex Internacional, in exchange for América Móvil shares; and an offer for Telmex Internacional shares not owned by CGT, to be purchased for cash or to be exchanged for América Móvil shares, at the election of the shareholders.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2010 Revenue Trends  We expect our operating environment in 2010 to remain challenging as the economic recession continues, competition remains strong and the federal regulatory framework may or may not remain receptive to investment. Despite this environment, we expect our operating revenues in 2010 to remain stable, reflecting continuing growth in our wireless and broadband/data services. We expect our primary driver of growth to be wireless, especially in sales and increased use of advanced handsets and emerging devices (such as netbooks, eReaders and mobile navigation devices) and that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in advertising from our print directories. Where available, our U-verse services are proving effective in stemming access line losses, and we expect to continue to expand our U-verse service offerings in 2010.

2010 Expense Trends We expect a challenging operating environment for 2010. We will continue to focus sharply on cost-control measures, including areas such as organizational and systems integration. We will continue our ongoing initiatives to improve customer service and billing so we can realize our strategy of bundling services and providing a simple customer experience. We expect our 2010 operating income margin to be stable with the opportunity to improve margins, in the event the U.S. economy improves. We do not expect significant pension funding requirements in 2010. Expenses related to growth areas of our business, especially in the wireless area, will apply some pressure to our operating income margin.

Market Conditions  During 2009, the securities and mortgage markets and the banking system in general experienced some stabilization compared with 2008 as the year progressed, although bank lending and the housing industry remained weak. The ongoing weakness in the general economy has also affected our customer and supplier bases. We saw lower demand from our residential customers as well as our business customers at all organizational sizes. Some of our suppliers continue to experience increased financial and operating costs. To a large extent, these negative trends were offset by continued growth in our wireless and IP-related services. While the economy appears to have stabilized at a weakened level at year-end, we do not expect a quick return to growth during 2010. Should the economy instead deteriorate further, we likely will experience further pressure on pricing and margins as we compete for both wireline and wireless customers who have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing warranteed equipment from our suppliers.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. The losses associated with the securities markets declines during 2008 are not expected to have an impact on the ability of our benefit plans to pay benefits. We do not expect to make significant funding contributions to our pension plans in 2010. However, because our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), a continued weakness in the markets could require us to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. In addition, our policy on recognizing losses on investments in the pension and other postretirement plans accelerated the recognition of losses in 2009 earnings (see “Significant Accounting Policies and Estimates”).

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. Where appropriate, we are pursuing additional legislative and regulatory measures to reduce regulatory burdens that inhibit our ability to compete more effectively and offer services wanted and needed by our customers. For example, we are supporting regulatory and legislative efforts that would offer new video entrants a streamlined process for bringing new video services to market and for offering more timely competition to traditional cable television providers. With the advent of the Obama Administration, the composition of the FCC has changed, and the new Commission appears to be more open than the prior Commission to maintaining or expanding regulatory requirements on entities subject to its jurisdiction. In addition, Congress, the President and the FCC all have declared a national policy objective of ensuring that all Americans have access to broadband technologies and services. To that end, Congress has charged the FCC with developing a National Broadband Plan and delivering that plan to Congress in early 2010. The Commission has issued dozens of notices seeking comment on whether and how it should modify its rules and policies on a host of issues, which would affect all segments of the communications industry, to achieve universal access to broadband. These issues include rules and policies relating to universal service support, intercarrier compensation and regulation of special access services, as well as a variety of others that could have an impact on AT&T’s operations and revenues. However, at this stage, it is too early to assess what, if any, impact such changes could have on us.

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

Our wireless operations operate in robust competitive markets but are likewise subject to substantial governmental regulation. Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC has recognized the importance of providing carriers with access to adequate spectrum to permit continued wireless growth and has begun investigating how to develop policies to promote that goal. While wireless communications providers’ prices and service offerings are generally not subject to state regulation, an increasing number of states are attempting to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

 AT&T has previously noted that the broadband marketplace is robustly competitive and that we do not block consumers from accessing the lawful Internet sites of their choice. We therefore believe that prescriptive “net neutrality” rules are not only unnecessary but also counterproductive to the extent they would restrict broadband Internet access providers from developing innovative new services for consumers and/or content and application providers. Nor do we believe that wireless providers should be prohibited from entering into exclusive arrangements with handset manufacturers or that government should regulate wireless early termination fees as is currently being proposed. It is widely recognized that the wireless industry in the United States is characterized by innovation, differentiation, declining prices and extensive competition among handset manufacturers, service providers and applications. For this reason, additional broadband regulation and new wireless requirements are unwarranted.

Expected Growth Areas
We expect our wireless services and data wireline products to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireless Segment Results” and “Wireline Segment Results”). Over the next few years, we expect an increasing percentage of our growth to come from: (1) our wireless service and (2) data/broadband, through existing and new services. We expect that our previous acquisitions will enable us to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Wireless  Wireless is our fastest-growing revenue stream and we expect to deliver continued revenue growth in the coming years. We believe that we are in a growth period of wireless data usage and that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video.

Our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access 3G network technology covers most major metropolitan areas of the U.S. This technology provides superior speeds for data and video services, and it offers operating efficiencies by using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless networks also rely on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data Rates for GSM Evolution for data communications. As of December 31, 2009, we served 85.1 million customers. We have also announced plans to transition from 3G network technology to a higher transmission speed technology called Long-Term Evolution. We expect to test this technology this year and then deploy it beginning in 2011, as we expect network equipment and handsets to become more widely available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

As the wireless industry continues to mature, we believe that future wireless growth will become increasingly dependent on our ability to offer innovative services that will encourage existing customers to upgrade their services, either by adding new types of services, such as data enhancements, or through increased use of existing services, such as through equipment upgrades. These innovative services should attract customers from other providers, as well as minimize customer churn. We intend to accomplish these goals by continuing to expand our network coverage, improve our network quality and offer a broad array of products and services, including exclusive devices such as Apple iPhone 3G and free mobile-to-mobile calling among our wireless customers. Minimizing customer churn is critical to our ability to maximize revenue growth and to maintain and improve our operating margins.

U-verse Services  We are continuing to expand our deployment of U-verse high-speed broadband and TV services. As of December 31, 2009, we have passed 22.8 million living units (constructed housing units as well as platted housing lots) and are marketing the services to almost 72 percent of those units. Our deployment strategy is to enter each new area on a limited basis in order to ensure that all operating and back-office systems are functioning successfully and then expand within each as we continue to monitor these systems. Our rate of expansion will be slowed if we cannot obtain all required local building permits in a timely fashion. We also continue to work with our vendors on improving, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule.

We believe that our U-verse TV service is subject to federal oversight as a “video service” under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Certain municipalities have delayed our request or have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products, resulting in litigation. Pending negotiations and current or threatened litigation involving municipalities could delay our deployment plans in those areas. In July 2008, the U.S. District Court for Connecticut affirmed its October 2007 ruling that AT&T’s U-verse TV service is a cable service in Connecticut. We have appealed that decision on the basis that state legislation rendered the case moot. Petitions have been filed at the FCC alleging that the manner in which AT&T provisions “public, educational, and governmental” (PEG) programming over its U-verse TV service conflicts with federal law, and a lawsuit has been filed in a California state superior court raising similar allegations under California law. If courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, or if the FCC, state agencies or the courts were to rule that AT&T must deliver PEG programming in a manner substantially different from the way it does today or in ways that are inconsistent with AT&T’s current network architecture, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant developments in our regulatory environment during 2009. While these issues, for the most part, apply only to certain subsidiaries in our Wireline segment, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a precise legal description of all of these specific issues.

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

Federal Regulation A summary of significant 2009 federal regulatory developments follows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Net Neutrality  On October 22, 2009, the FCC adopted a Notice of Proposed Rulemaking (NPRM) seeking comment on six proposed “net neutrality” rules that are intended to preserve the “free and open Internet.” The proposed rules apply to providers of “broadband Internet access service” and state that, subject to “reasonable network management,” such a provider:
•	May not prevent any of its users from sending or receiving the lawful content of the user’s choice over the Internet.
•	May not prevent any of its users from running the lawful applications or using the lawful services of the user’s choice.
•	May not prevent any of its users from connecting to and using on its network the user’s choice of lawful devices that do not harm the network.
•	May not deprive any of its users of the user’s entitlement to competition among network providers, application providers, service providers and content providers.
•	Must treat lawful content, applications and services in a nondiscriminatory manner.
•
Must disclose such information concerning network management and other practices as is reasonably required for users and content, application and service providers to enjoy the protections specified in these rules.

The NPRM states that the proposed rules would apply to all platforms over which broadband Internet access services are provided, including mobile wireless broadband, while recognizing that different platforms involve significantly different technologies, market structures, patterns of consumer usage and regulatory history. The comment cycle on the NPRM concludes in the first quarter of 2010. We are unable to determine the impact of this proceeding on our operating results and financial condition at this time.

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

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2010 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are forcing customers to terminate their traditional local wireline service and substitute wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. At this time, we are unable to quantify the effect of competition on the industry as a whole or financially on this segment. However, we expect both losses of revenue share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services and broadband. In most markets, we compete with large cable companies, such as Comcast Corporation, Cox Communications, Inc. and Time Warner Cable Inc., for local, high-speed Internet and video services customers and other smaller telecommunications companies for both long-distance and local services customers.

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

In a number of the states in which we operate as an ILEC, state legislatures or the state public utility commissions have concluded that the voice telecommunications market is competitive and have allowed for greater pricing flexibility for nonbasic residential retail services, including bundles, promotions and new products and services. While it has been a number of years since we have been allowed to raise local service rates in certain states, some of these state actions have been challenged by certain parties and are pending court review.

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

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based) and consequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our U-verse service and our relationships with satellite television providers. We will continue to develop innovative products that capitalize on our expanding fiber network.

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, Competitive Local Exchange Carriers, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Equant, British Telecom and SingTel as well as competition from a number of large systems integrators, such as Electronic Data Systems.

Advertising Solutions
Our Advertising Solutions subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet. Through our wholly-owned subsidiary, YPC, we compete with other providers of Internet-based advertising and local search.

ACCOUNTING POLICIES AND STANDARDS

Critical Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The following policies are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Doubtful Accounts  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the bad-debt allowances are adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately $120.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. One of the most significant of these assumptions is the return on assets assumption, which was 8.50% for the year ended December 31, 2009. In setting the long-term assumed rate of return, management considers capital markets’ future expectations and the asset mix of the plans’ investments. The actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. However, the dramatic adverse market conditions in 2008 have skewed the calculation of the long-term actual return; the actual 10-year return was 3.67% through 2009 and 4.21% through 2008, compared with 9.18% through 2007. The severity of the 2008 losses will make the 10-year actual return less of a relevant factor in management’s evaluation of future expectations. In 2009, we experienced actual returns on investments much greater than what was expected, creating a reduction in pension and postretirement expense for 2010. Based on future expectations and the plans’ asset mix, management has left unchanged the long-term assumed rate of return for 2010. If all other factors were to remain unchanged, we expect that a 1.0% decrease in the assumed long-term rate of return would cause 2010 combined pension and postretirement cost to increase $639. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years. This methodology did not have a material impact on our 2008 or 2007 combined net pension and postretirement costs.

Our assumed discount rate of 6.50% at December 31, 2009, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2009, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $2,065 and an increase in our postretirement benefit obligation of $1,847. For the year ended December 31, 2008, we increased our discount rate by 0.50%, resulting in a decrease in our pension plan benefit obligation of $2,176 and a decrease in our postretirement benefit obligation of $2,154. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years. Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2009. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than three-fourths of our total plant in service) would result in a decrease of approximately $2,420 in our 2010 depreciation expense and that a one-year decrease would result in an increase of approximately $3,480 in our 2010 depreciation expense.

Asset Valuations and Impairments  We account for acquisitions using the acquisition method as required by GAAP. Under GAAP, we allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, tradenames and FCC licenses. In determining the future cash flows, we consider demand, competition and other economic factors.

Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation, and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives. Alternatively, we could have chosen to amortize customer relationships using the straight-line method, which would allocate the cost equally over the amortization period. Amortization of other intangibles, including patents and amortizable tradenames, is determined using the straight-line method of amortization over the expected remaining useful lives. We do not amortize indefinite-lived intangibles, such as wireless FCC licenses or certain tradenames (see Note 6).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Goodwill and wireless FCC licenses are not amortized but tested annually for impairment, as required by GAAP. We conduct our impairment tests as of October 1. Goodwill is tested on a reporting unit basis, and our reporting units generally coincide with our segments, except for certain operations in the Other segment. The carrying amounts of goodwill, by segment (which is the same as reporting unit for Wireless, Wireline and Advertising Solutions), at December 31, 2009 were: Wireless $35,037; Wireline $31,608; Advertising Solutions $5,731; and Other $883. At December 31, 2008, the carrying amounts of goodwill by segment were: Wireless $33,851; Wireline $31,381; Advertising Solutions $5,694; and Other $903. Within the Other segment, goodwill associated with our Sterling operations was $477 for 2009 and 2008. Additionally, FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. These annual impairment tests resulted in no material impairment of indefinite-lived goodwill or FCC licenses. If there are indications of significant decreases in fair value of these assets, testing may also be done more frequently than the annual test. There were no indications of a significant decrease in fair value in 2009. We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

Goodwill impairment testing is a two step process. The first step involves determining the fair value of the reporting unit and comparing that to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value, then a second step is performed.

In the second step, the fair values of all of the assets and liabilities of the reporting unit, including those that may not be currently recorded, are determined. The difference between the sum of all of those fair values and the overall reporting unit’s fair value is a new implied goodwill amount that is compared to the recorded goodwill. If implied goodwill is less than the recorded goodwill, then an impairment to the recorded goodwill is recorded. The amount of this impairment may be more or less than the difference between the overall fair value and book value of the reporting unit. It may even be zero if the fair values of other assets are less than their book values. Goodwill is the only asset that may be impaired when testing goodwill.

As shown in Note 6, more than 98% of our goodwill resides in the Wireline, Wireless and Advertising Solutions segments. For each of those segments, publicly traded companies whose services are consistent with those primarily offered by the segment exist, giving a market indication of enterprise value. Enterprise value is the sum of a company’s equity and debt values. One standard valuation technique is to determine enterprise value as a multiple of a company’s operating income before depreciation and amortization. We determined the multiples of the public companies and then calculated a weighted-average of those multiples. Using those weighted-averages, we then calculated fair values for each of those segments to determine if additional testing was required and, in all circumstances, no additional testing was required. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been required.

Consistent with prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company is started, owning only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one in which the licenses are presently utilized. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses including modeling the hypothetical build out. The projected cash flows are based on certain financial factors including revenue growth rates, Operating Income Before Depreciation and Amortization (OIBDA) margins, and churn rates. Wireless revenue growth is expected to trend down from our 2008 growth rate of 15.6% to a long-term growth rate that reflects expected long-term inflation trends. Our churn rates are expected to continue declining from 1.68% in 2008, in line with expected trends in the industry but at a rate comparable with industry-leading churn. OIBDA margins should continue to increase from the 2008 level of 38.0% to more than 40.0%.

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. The assumptions which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model were based on a combination of average marketplace participant data and our historical results, trends and business plans. Operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc. were also used to develop the projected cash flows. Since the cash flows associated with these other inputs were included in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless FCC licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. The discount rate of 9.0% used to calculate the present value of the projected cash flows is based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity. The discount rate utilized in the analysis is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

If either the projected rate of growth of cash flows or revenues were to decline by 1%, or if the discount rate were to increase by 1%, the fair values of the wireless FCC licenses, while less than currently projected, would still be higher than the book value of the licenses. The fair value of the licenses exceeded the book value by more than one-fourth.

We review other long-lived assets for impairment under GAAP whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine that the asset is recoverable, we verify that the expected future cash flows directly related to that asset exceed its fair value, which is based on the undiscounted cash flows. The discounted cash flow calculation uses various assumptions and estimates regarding future revenue, expense and cash flows projections over the estimated remaining useful life of the asset.

Cost investments are evaluated to determine whether mark-to-market declines are temporary and reflected in other comprehensive income, or other than temporary and recorded as an expense in the income statement. This evaluation is based on the length of time and the severity of decline in the investment’s value. At the end of the first quarter of 2009 and at the end of 2008, we concluded the severity of decline had led to an other-than-temporary decline in the value of assets contained in an independently managed trust for certain BellSouth employee benefits.

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

In 2007, we adopted new GAAP rules and began accounting for uncertain tax positions under those provisions. As required, we use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our unrecognized tax benefits may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

New Accounting Standards

Revenue Arrangements with Multiple Deliverables  In October 2009, the Financial Accounting Standards Board (FASB) issued “Multiple-Deliverable Revenue Arrangements” (Accounting Standards Update (ASU) 2009-13), which addresses how revenues should be allocated among all products and services included in our sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence (VSOE) at the highest level, third-party evidence of VSOE at the intermediate level, and a best estimate at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010 (i.e., the year beginning January 1, 2011, for us). The FASB permits early adoption of ASU 2009-13, applied retrospectively, to the beginning of the year of adoption. We are currently evaluating the impact on our financial position and results of operations.

Software  In October 2009, the FASB issued “Certain Revenue Arrangements That Include Software Elements” (ASU 2009-14), which clarifies the guidance for allocating and measuring revenue, including how to identify software that is out of the scope. ASU 2009-14 amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is “more than incidental to the tangible product as a whole.”  That type of software and hardware will be outside of the scope of software revenue guidance, and the hardware components will also be outside of the scope of software revenue guidance and may result in more revenue recognized at the time of the hardware sale. Additional disclosures will discuss allocation of revenue to products and services in our sales arrangements and the significant judgments applied in the revenue allocation method, including impacts on the timing and amount of revenue recognition. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (i.e., the year beginning January 1, 2011, for us). ASU 2009-14 has the same effective date, including early adoption provisions, as ASU 2009-13. Companies must adopt ASU 2009-14 and ASU 2009-13 at the same time. We are currently evaluating the impact on our financial position and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

See Note 1 for a discussion of recently issued or adopted accounting standards.

OTHER BUSINESS MATTERS

Retiree Phone Concession Litigation  In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell and Ameritech, contend that the telephone concession provided by the company is, in essence, a “defined benefit plan” within the meaning of ERISA, as amended. In October 2006, the Court certified two classes. The issue of whether the concession is an ERISA pension plan was tried before the judge in November 2007. In May 2008, the court ruled that the concession was an ERISA pension plan. We asked the court to certify this ruling for interlocutory appeal, and in August 2008, the court denied our request. In May 2009, we filed a motion for reconsideration with the trial court. That motion is pending. A trial on the appropriate remedy has been set for June 1, 2010. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely, but we will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation  Twenty-four lawsuits were filed alleging that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency (NSA) in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs alleged that the defendants disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which Plaintiffs were a party. Plaintiffs sought damages, a declaratory judgment, and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act (FISA), the Electronic Communications Privacy Act, and other federal and California statutes. We filed a motion to dismiss the complaint. The United States asserted the “state secrets privilege” and related statutory privileges and also filed a motion asking the court to dismiss the complaint. The Court denied the motions, and we and the United States appealed. In August 2008, the U.S. Court of Appeals for the Ninth Circuit remanded the case to the district court without deciding the issue in light of the passage of the FISA Amendments Act, a provision of which addresses the allegations in these pending lawsuits (immunity provision). The immunity provision requires the pending lawsuits to be dismissed if the Attorney General certifies to the court either that the alleged assistance was undertaken by court order, certification, directive, or written request or that the telecom entity did not provide the alleged assistance. In September 2008, the Attorney General filed his certification and asked the district court to dismiss all of the lawsuits pending against the AT&T Inc. telecommunications companies. The court granted the Government's motion to dismiss and entered final judgments in July 2009. In addition, a lawsuit seeking to enjoin the immunity provision’s application on grounds that it is unconstitutional was filed. In March 2009, we and the Government filed motions to dismiss this lawsuit. The court granted the motion to dismiss and entered final judgment in July 2009. All cases brought against the AT&T entities have been dismissed. In August 2009, plaintiffs in all cases filed an appeal with the Ninth Circuit Court of Appeals.

Management believes these actions are without merit and intends to continue to defend these matters vigorously.

Labor Contracts  As of January 31, 2010, we employed approximately 281,000 persons. Approximately 58 percent of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers (IBEW) or other unions. Contracts covering approximately 120,000 collectively bargained wireline employees expired during 2009. As of January 31, 2010, the Company and approximately 86,000 employees, covered by these expired collectively bargained wireline contracts, have ratified new labor agreements. In the absence of an effective contract, the union is entitled to call a work stoppage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

For approximately 60,000 employees covered by ratified agreements,  the agreements provide for a three-year term and, for the vast majority of those covered employees, a 3 percent wage increase in years one and two, a wage increase in year three of 2.75 percent, and pension band increases of 2 percent for each year of the agreement. For both wage and pension band increases, there is a potential cost-of-living increase based on the consumer price index for the third year. These agreements also provide for continued health care coverage with reasonable cost sharing.

For the remaining approximately 26,000 employees covered by ratified agreements, the agreement provides for a four-year term. The provisions of the tentative agreement are substantially similar to the provisions of the ratified agreements discussed above, with a wage increase in year four of 2.75 percent and a potential cost-of-living increase in year four instead of in year three.

On February 8, 2010, the Company and the CWA announced a tentative agreement covering approximately 30,000 core wireline employees in the nine-state former BellSouth region, subject to ratification by those covered employees. The tentative agreement provides for a three-year term and, for the vast majority of those covered employees, a 3 percent wage increase in years one and two, a wage increase in year three of 2.75 percent, and pension band increases of 2 percent for each year of the agreement. These agreements also provide for continued health care coverage with reasonable cost sharing.

Health Care Legislation  We provide a variety of medical and prescription drug benefits to certain active and retired employees under various plans. In 2009, the U.S. Senate and House of Representatives each passed comprehensive health care reform legislation. It is unclear if differences between these bills can be reconciled and a final bill passed in 2010. Among the major provisions of the bills are the taxation of the Medicare Part D subsidy, Medicare payment reforms, an excise tax on “Cadillac” plans as well as mandates for providing coverage and other requirements for delivery of health care to employees and retirees. The final outcome of the legislation could cause negative impacts to our results and bring uncertainty to our future costs.

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

LIQUIDITY AND CAPITAL RESOURCES

We had $3,802 in cash and cash equivalents available at December 31, 2009. Cash and cash equivalents included cash of $437 and money market funds and other cash equivalents of $3,365. Cash and cash equivalents increased $2,010 since December 31, 2008. During 2009, cash inflows were primarily provided by cash receipts from operations and the issuance of long-term debt. These inflows were partially offset by cash used to meet the needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, repayment of debt and payment of interest on debt. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2009, cash provided by operating activities was $34,445 compared to $33,656 in 2008. Our higher operating cash flow reflects decreased tax payments of $836, partially offset by reduced net income and increased interest payments of $146. During 2009, our payments for current income taxes were lower than 2008 due primarily to changes in law impacting the timing of payments. The timing of cash payments for income taxes is governed by the IRS and other taxing authorities and differs from the timing of recording tax expense, which is reported in accordance with GAAP. The decrease in current tax payments was partially offset by an increase in audit-related payments in 2009. We anticipate using approximately $2,350 of cash in 2010 to complete the acquisition of various assets from Verizon that it was required to divest as part of its acquisition of Alltel.

During 2008, our primary source of funds was cash from operating activities of $33,656 compared to $34,242 in 2007. Operating cash flows decreased primarily due to increased tax payments of $1,294 partially offset by improvement in operating income excluding depreciation. During 2008, tax payments were higher primarily due to increased income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cash Used in or Provided by Investing Activities
During 2009, cash used in investing activities consisted of:
•	$16,595 in capital expenditures, excluding interest during construction.
•	$740 in interest during construction.
•	$787, net of cash acquired, related to the acquisition of Centennial.
•	$111 related to spectrum and licenses.
•	$85 related to other acquisitions.

During 2009, cash provided by investing activities consisted of:
•	$287 from dispositions of non-strategic assets.
•	$55 from the sale of securities, net of investments.
•	$51 related to other activities.

Our capital expenditures are primarily for our wireless and wireline subsidiaries’ networks, our U-verse services, and support systems for our communications services. Total capital spending in 2009 was $16,595, which was a $3,081 decrease from 2008. Capital spending in our Wireless segment, excluding interest during construction, only increased 1% for 2009; the modest increase in capital spending reflected a 6% increase in network expenditures, tempered by reductions in non-network spending. Expenditures were used for network capacity growth, integration and upgrades to our Universal Mobile Telecommunications System/High-Speed Packet Access network, as well as for IT and other support systems for our wireless service. Capital expenditures in our Wireline segment, excluding interest during construction, which represented 64.3% of our capital expenditures, decreased 21% for 2009, reflecting decreased spending on U-verse services as the upgrades to our existing network become more mature. In addition, capital expenditures decreased due to less spending on wireline voice services, and lower DSL and High Capacity volumes. The Other segment capital expenditures were less than 2% of total capital expenditures for 2009. Included in the Other segment are equity investments, which should be self funding as they are not direct AT&T operations; as well as corporate, diversified business and Sterling operations, which we expect to fund using cash from operations. We expect to fund any Advertising Solutions segment capital expenditures using cash from operations. We expect total 2010 capital investment to be in the $18 billion to $19 billion range. This level of investment is framed by the expectation that regulatory and legislative decisions relating to the telecom sector will continue to be sensitive to investment.

Cash Used in or Provided by Financing Activities
We paid dividends of $9,670 in 2009, $9,507 in 2008 and $8,743 in 2007, reflecting dividend rate increases. In December 2009, our Board of Directors approved a 2.4% increase in the quarterly dividend from $0.41 to $0.42 per share. This follows a 2.5% dividend increase approved by AT&T's Board in December 2008. Dividends declared by our Board of Directors totaled $1.65 per share in 2009, $1.61 per share in 2008 and $1.47 per share in 2007. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to approval by our Board of Directors.

During 2009, we received net proceeds of $8,161 from the issuance of $8,228 in long-term debt. Debt proceeds were used for general corporate purposes, including the repayment of maturing debt. Long-term debt issuances consisted of:
•	$1,000 of 4.85% global notes due in 2014.
•	$2,250 of 5.80% global notes due in 2019.
•	$2,250 of 6.55% global notes due in 2039.
•	£750 of 5.875% global notes due in 2017 (equivalent to $1,107 when issued).
•	£1,100 of 7.0% global notes due in 2040 (equivalent to $1,621 when issued).

We entered into cross-currency swaps to exchange the above foreign currency proceeds and the future principal and interest payments to U.S. dollars.

During 2009, debt repayments totaled $13,236 and consisted of:
•	$8,633 in repayments of long-term debt (includes repayment of $1,957 for Centennial debt).
•	$4,583 in repayments of commercial paper and short-term bank borrowings.
•	$20 in repayments of other debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

At December 31, 2009, we had $7,361 of debt maturing within one year, which included $7,328 of long-term debt maturities and $33 of other borrowings. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth Corporation can be put each April until maturity in 2021.
•
An accreting zero-coupon note may be redeemed each May, excluding May 2011, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

We have a five-year credit agreement with a syndicate of investment and commercial banks. In June 2009, one of the participating banks, Lehman Brothers Bank, Inc., which had declared bankruptcy, terminated its lending commitment of $535 and withdrew from the agreement. As a result of this termination, the outstanding commitments under the agreement were reduced from a total of $10,000 to $9,465. We still have the right to increase commitments up to an additional $2,535 provided no event of default under the credit agreement has occurred. The current agreement will expire in July 2011. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledges assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We comply with all covenants under the agreement. At December 31, 2009, we had no borrowings outstanding under this agreement.

During 2009, the following other financing activities occurred:
•	We received $483 related to derivative collateral; $261 was a return of collateral we posted to derivative counterparties in 2008 and $222 was collateral we collected from counterparties in 2009.
•	We paid $275 to minority interest holders.
•	We received proceeds of $28 from the issuance of treasury shares related to the settlement of share-based awards.

We plan to fund our 2010 financing activities through a combination of cash from operations and debt issuances. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends. The emphasis of our financing activities will be the payment of dividends, subject to approval by our Board of Directors, and the repayment of debt.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our international equity investees. Our debt ratio was 41.3%, 43.7% and 35.6% at December 31, 2009, 2008 and 2007. The debt ratio is affected by the same factors that affect total capital. Total capital increased $2,665 in 2009 compared to a decrease of $8,121 in 2008. The 2009 total capital increase was due to increased retained earnings and an increase in other comprehensive income, partially offset by a $2,910 decrease in debt, all factors which lowered the debt ratio in 2009.

The primary factor contributing to the increase in our 2008 debt ratio was the $16,677 increase in accumulated other comprehensive loss that reflected a decrease in retirement plans funded status and an increase in debt of $10,876 related to our financing activities. Our stockholders’ equity balance was down $19,020 primarily due to the decrease in retirement plan funded status.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our contractual obligations as of December 31, 2009, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the immaterial value at December 31, 2009. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table obligations which primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $23,803; postemployment benefit obligations (see Note 11) of $27,849; and other noncurrent liabilities of $13,350, which included deferred lease revenue from our agreement with American Tower of $509 (see Note 5).

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations1	$70,021	$7,328	$12,372	$10,614	$39,707
Interest payments on long-term debt	66,233	4,178	7,318	5,990	48,747
Operating lease obligations	20,534	2,429	4,322	3,560	10,223
Unrecognized tax benefits2	5,181	299	-	-	4,882
Purchase obligations3	10,228	2,890	4,095	2,549	694
Total Contractual Obligations	$172,197	$17,124	$28,107	$22,713	$104,253
1	Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
2
The non-current portion of the unrecognized tax benefits is included in the “More than 5 Years” column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 10 for additional information.

3
We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $404 in 2010, $469 in the aggregate for 2011 and 2012, $113 in the aggregate for 2013 and 2014 and $3 in the aggregate, thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

MARKET RISK

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. These risks, along with other business risks, impact our cost of capital. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. In managing market risks, we employ derivatives according to documented policies and procedures, including interest rate swaps, interest rate locks, foreign exchange contracts, and combined interest rate foreign exchange contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We do not foresee significant changes in the strategies we use to manage market risk in the near future.

Interest Rate Risk

The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Changes in interest rates can lead to significant fluctuations in the fair value of these instruments. The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 8 and 9. In managing interest expense, we control our mix of fixed and floating rate debt, principally through the use of interest rate swaps. We have established interest rate risk limits that we closely monitor by measuring interest rate sensitivities in our debt and interest rate derivatives portfolios.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

All our foreign-denominated debt has been swapped from fixed-rate foreign currencies to fixed-rate U.S. dollars at issuance through cross-currency swaps, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. Likewise, periodically we enter into interest rate locks to partially hedge the risk of increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We expect gains or losses in our cross-currency swaps and interest rate locks to offset the losses and gains in the financial instruments they hedge.

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2009. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2009.

	Maturity
								Fair
								Value
	2010	2011	2012	2013	2014	Thereafter	Total	12/31/09
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable Notional Amount Maturing	-	$3,200	$3,050	$1,750	-	$1,000	$9,000	$399
Weighted-Average Variable Rate Payable1	3.1%	4.4%	4.8%	5.6%	6.1%	6.4%
Weighted-Average Fixed Rate Receivable	5.8%	5.7%	5.3%	5.6%	5.6%	5.6%
1	Interest payable based on current and implied forward rates for One, Three or Six Month London Interbank Offered Rate (LIBOR) plus a spread ranging between approximately 36 and 654 basis points.

Foreign Exchange Risk

We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a large portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions and cash flow streams, such as those related to issuing foreign-denominated debt, receiving dividends from foreign investments, and other receipts and disbursements.

Through cross-currency swaps, all of our foreign-denominated debt has been swapped from fixed-rate foreign currencies to fixed-rate U.S. dollars at issuance, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. We expect gains or losses in our cross-currency swaps to offset the losses and gains in the financial instruments they hedge.

In anticipation of other foreign currency-denominated transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts.

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. For foreign exchange contracts outstanding at December 31, 2009, the change in fair value was immaterial. Furthermore, because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Issuer Equity Repurchases

On December 10, 2007, our Board of Directors authorized a share repurchase plan of 400 million shares that expired at December 31, 2009. During 2009, we repurchased 133 thousand shares at a cost of $3. We anticipate concentrating on reducing debt levels in 2010.

Purchase Period	Total Number of Shares Purchased	Average Price Paid per Share1	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
February 1, 2009 – February 28, 2009	133,334	$25.16	133,334	0
Total	133,334	$25.16	133,334	0
1 Average Price Paid per Share excludes transaction costs.

 Stock Performance Graph

The comparison above assumes $100 invested on December 31, 2004, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (Telecom Index). Total return equals stock price appreciation plus reinvestment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

RISK FACTORS

In addition to the other information set forth in this document, including the matters contained under the caption “Cautionary Language Concerning Forward-Looking Statements,” you should carefully read the matters described below. We believe that each of these matters could materially affect our business. We recognize that most of these factors are beyond our ability to control and therefore we cannot predict an outcome. Accordingly, we have organized them by first addressing general factors, then industry factors and, finally, items specifically applicable to us.

A worsening U.S. economy would magnify our customers’ and suppliers’ current financial difficulties and could materially adversely affect our business.

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. The current economic recession in the U.S. has adversely affected our customers’ demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Our suppliers are also facing higher financing and operating costs. Should these current economic conditions worsen, we likely would experience both a further decrease in revenues and an increase in certain expenses, including expenses relating to bad debt and equipment and software maintenance. We also may incur difficulties locating financially stable equipment and other suppliers, thereby affecting our ability to offer attractive new services. We are also likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income. While our largest business customers have been less affected by these adverse changes in the U.S. economy, if the continued adverse economic conditions in the U.S., Europe and other foreign markets persist or worsen, those customers would likely be affected in a similar manner.

Adverse changes in medical costs and the U.S. securities markets and interest rates could materially increase our benefit plan costs.

Our pension and postretirement costs are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns in prior years on funds held by our pension and other benefit plans, which are reflected in our financial statements over several years. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. In calculating the annual costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our annual costs will increase.

The FASB requires companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Therefore, an increase in our costs will have a negative effect on our balance sheet.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers' ability to access capital needed to fund business operations.

The recent instability in the global financial markets and ongoing uncertainty affecting these markets have resulted in extreme volatility in the credit, equity and fixed income markets. This volatility has limited, in some cases severely, most companies’ access to the credit markets, leading to significantly higher borrowing costs for companies or, in many cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data and wireless services, may be forced to delay or reduce or be unable to finance purchases of our products and services and may delay payment or default on outstanding bills to us. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. While we have been successful in continuing to access the credit and fixed income markets when needed, a financial crisis could render us unable to access these markets, severely affecting our business operations.

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

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the U.S. are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse rulings by the FCC relating to broadband issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on alleged changes in the global climate has led to proposals at state, federal and foreign government levels to increase regulation on various types of emissions, including those generated by vehicles and facilities consuming large amounts of electricity.

Increasing competition in our wireline markets could adversely affect wireline operating margins.

We expect competition in the telecommunications industry to continue to intensify. We expect this competition will continue to put pressure on pricing, margins and customer retention. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) and business models (e.g., advertising-supported) are typically subject to less (or no) regulation than our wireline and ATTC subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). We believe such advantages can be offset by continuing to increase the efficiency of our operating systems and by improving employee training and productivity; however, there can be no guarantee that our efforts in these areas will be successful.

Increasing competition in the wireless industry could adversely affect our operating results.

On average, we have three to four other wireless competitors in each of our service areas and compete for customers based principally on price, service/device offerings, call quality, coverage area and customer service. In addition, we are likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect market saturation may cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates, leading to increased competition for customers. We expect that the availability of additional 700 MHz spectrum could increase competition and the effectiveness of existing competition. This competition will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices, marketing plans and financial budgets.

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

Continuing growth in our wireless services will depend on continuing access to adequate spectrum, deployment of new technology and offering attractive services to customers.

The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. Network service enhancements may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and handset operating standards, supplier delays, regulatory permitting delays or labor-related delays. Deployment of new technology also may adversely affect the performance of the network for existing services. If the FCC does not allocate sufficient spectrum to allow the wireless industry in general, and the company in particular, to increase its capacity or if we cannot deploy the services customers desire on a timely basis or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

Unfavorable litigation or governmental investigation results could require us to pay significant amounts or lead to onerous operating procedures.

We are subject to a number of lawsuits both in the U.S. and in foreign countries, including, at any particular time, claims relating to antitrust, patent infringement, wage and hour, personal injury, and our advertising, sales and billing and collection practices. We also spend substantial resources complying with various government standards, which may entail related investigations. As we deploy newer technologies, especially in the wireless area, we also face current and potential litigation relating to alleged adverse health effects on customers or employees who use such technologies including, for example, wireless handsets. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

A majority of our workforce is represented by labor unions. Absent the successful negotiation of certain agreements that expired during 2009, we could experience lengthy work stoppages.

A majority of our employees are represented by labor unions as of year-end 2009. Labor contracts covering many of the employees expired during 2009. Approximately 75 percent of employees covered by expired contracts have ratified new agreements. We experienced a work stoppage in 2004 when the contracts involving our wireline employees expired, and we may experience additional work stoppages in 2010. A work stoppage could adversely affect our business operations, including a loss of revenue and strained relationships with customers, and we cannot predict the length of any such strike. We cannot predict what will be the provisions for a new contract nor the impact of a new contract on our financial condition.

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

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:
•
Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability and our suppliers’ ability to access financial markets.

•	Changes in available technology and the effects of such changes, including product substitutions and deployment costs.
•
Increases in our benefit plans’ costs, including increases due to adverse changes in the U.S. and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates, and adverse medical cost trends and unfavorable health care legislation and regulations.

•
The final outcome of Federal Communications Commission and other federal agency proceedings and reopenings of such proceedings and judicial review, if any, of such proceedings, including issues relating to access charges, broadband deployment, E911 services, competition, net neutrality, unbundled loop and transport elements, wireless license awards and renewals and wireless services.

•
The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings and judicial review, if any, of such proceedings, including proceedings relating to Interconnection terms, access charges, universal service, unbundled network elements and resale and wholesale rates, broadband deployment including our U-verse services, net neutrality, performance measurement plans, service standards and traffic compensation.

•
Enactment of additional state, federal and/or foreign regulatory and tax laws and regulations pertaining to our subsidiaries and foreign investments, including laws and regulations that reduce our incentive to invest in our networks, resulting in lower revenue growth and/or higher operating costs.

•
Our ability to absorb revenue losses caused by increasing competition, including offerings that use alternative technologies (e.g., cable, wireless and VoIP) and our ability to maintain capital expenditures.

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

•
The timing, extent and cost of deployment of our U-verse services; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

•	Our continued ability to attract and offer a diverse portfolio of devices, some on an exclusive basis.
•	The availability and cost of additional wireless spectrum and regulations relating to licensing and technical standards and deployment and usage, including network management rules.
•	Our ability to manage growth in wireless data services, including network quality.
•	The outcome of pending or threatened litigation, including patent and product safety claims by or against third parties.
•
The impact on our networks and business of major equipment failures, our inability to obtain equipment/software or have equipment/software serviced in a timely and cost-effective manner from suppliers, severe weather conditions, natural disasters, pandemics or terrorist attacks.

•	Our ability to successfully negotiate new collective bargaining contracts and the terms of those contracts.
•	The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
•
The issuance by the Internal Revenue Service and/or state tax authorities of new tax regulations or changes to existing standards and actions by federal, state or local tax agencies and judicial authorities with respect to applying applicable tax laws and regulations and the resolution of disputes with any taxing jurisdictions.

•	Our ability to adequately fund our wireless operations, including payment for additional spectrum; network upgrades and technological advancements.
•	Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, to respond to competition and regulatory, legislative and technological developments.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2009	2008	2007
Operating Revenues
Wireless service	$48,563	$44,249	$38,568
Voice	32,314	37,321	40,798
Data	25,454	24,373	23,206
Directory	4,724	5,416	4,806
Other	11,963	12,669	11,550
Total operating revenues	123,018	124,028	118,928

Operating Expenses
Cost of services and sales (exclusive of depreciation and
amortization shown separately below)	50,405	49,556	46,801
Selling, general and administrative	31,407	31,526	30,146
Depreciation and amortization	19,714	19,883	21,577
Total operating expenses	101,526	100,965	98,524
Operating Income	21,492	23,063	20,404

Other Income (Expense)
Interest expense	(3,379)	(3,390)	(3,507)
Equity in net income of affiliates	734	819	692
Other income (expense) – net	152	(328)	810
Total other income (expense)	(2,493)	(2,899)	(2,005)
Income Before Income Taxes	18,999	20,164	18,399
Income taxes	6,156	7,036	6,252
Net Income	12,843	13,128	12,147
Less: Net Income Attributable to Noncontrolling Interest	(308)	(261)	(196)
Net Income Attributable to AT&T	$12,535	$12,867	$11,951

Basic Earnings Per Share	$2.12	$2.17	$1.95
Diluted Earnings Per Share	$2.12	$2.16	$1.94
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2009	2008
Assets
Current Assets
Cash and cash equivalents	$3,802	$1,792
Accounts receivable – net of allowances for doubtful accounts of $1,205 and $1,270	14,978	16,047
Prepaid expenses	1,572	1,538
Deferred income taxes	1,274	1,014
Other current assets	2,708	2,165
Total current assets	24,334	22,556
Property, Plant and Equipment – Net	100,093	99,088
Goodwill	73,259	71,829
Licenses	48,759	47,306
Customer Lists and Relationships – Net	7,420	10,582
Other Intangible Assets – Net	5,644	5,824
Investments in Equity Affiliates	2,921	2,332
Other Assets	6,322	5,728
Total Assets	$268,752	$265,245

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$7,361	$14,119
Accounts payable and accrued liabilities	20,999	20,032
Advanced billing and customer deposits	4,170	3,849
Accrued taxes	1,696	1,874
Dividends payable	2,479	2,416
Total current liabilities	36,705	42,290
Long-Term Debt	64,720	60,872
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	23,803	19,196
Postemployment benefit obligation	27,849	31,930
Other noncurrent liabilities	13,350	14,207
Total deferred credits and other noncurrent liabilities	65,002	65,333
Stockholders’ Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2009 and 7,000,000,000 authorized at December 31, 2008: issued 6,495,231,088 at December 31, 2009 and 2008)	6,495	6,495
Additional paid-in capital	91,707	91,728
Retained earnings	39,366	36,591
Treasury shares (593,300,187 at December 31, 2009, and 602,221,825 at December 31, 2008, at cost)	(21,260)	(21,410)
Accumulated other comprehensive loss	(14,408)	(17,057)
Noncontrolling interest	425	403
Total stockholders’ equity	102,325	96,750
Total Liabilities and Stockholders’ Equity	$268,752	$265,245
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions, increase (decrease) in cash and cash equivalents
	2009	2008	2007
Operating Activities
Net income	$12,843	$13,128	$12,147
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,714	19,883	21,577
Undistributed earnings from investments in equity affiliates	(419)	(654)	(297)
Provision for uncollectible accounts	1,763	1,796	1,617
Deferred income tax expense (benefit)	2,104	5,889	(240)
Net (gain) loss from impairment and sale of investments	-	517	(11)
Gain on license exchange	-	-	(409)
Changes in operating assets and liabilities:
Accounts receivable	(454)	(1,421)	(1,491)
Other current assets	(355)	827	(1,020)
Accounts payable and accrued liabilities	2,372	(5,563)	672
Share-based payment excess tax benefit	-	(15)	(173)
Net income attributable to noncontrolling interest	(308)	(261)	(196)
Other – net	(2,815)	(470)	2,066
Total adjustments	21,602	20,528	22,095
Net Cash Provided by Operating Activities	34,445	33,656	34,242

Investing Activities
Construction and capital expenditures:
Capital expenditures	(16,595)	(19,676)	(17,717)
Interest during construction	(740)	(659)	(171)
Acquisitions, net of cash acquired	(983)	(10,972)	(2,873)
Dispositions	287	1,615	1,594
Sales of securities, net of investments	55	68	455
Sale of other investments	-	436	-
Other	51	45	36
Net Cash Used in Investing Activities	(17,925)	(29,143)	(18,676)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(3,910)	2,017	(3,411)
Issuance of long-term debt	8,161	12,416	11,367
Repayment of long-term debt	(8,654)	(4,010)	(6,772)
Purchase of treasury shares	-	(6,077)	(10,390)
Issuance of treasury shares	28	319	1,986
Dividends paid	(9,670)	(9,507)	(8,743)
Share-based payment excess tax benefit	-	15	173
Other	(465)	136	(224)
Net Cash Used in Financing Activities	(14,510)	(4,691)	(16,014)
Net increase (decrease) in cash and cash equivalents	2,010	(178)	(448)
Cash and cash equivalents beginning of year	1,792	1,970	2,418
Cash and Cash Equivalents End of Year	$3,802	$1,792	$1,970
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity
Dollars and shares in millions except per share amounts
	2009		2008		2007
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of shares	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,728		$91,638		$91,352
Issuance of treasury shares		29		87		225
Share-based payments		(50)		3		61
Balance at end of year		$91,707		$91,728		$91,638

Retained Earnings
Balance at beginning of year		$36,591		$33,297		$30,375
Net income attributable to AT&T ($2.12, $2.16, and $1.94 per share)		12,535		12,867		11,951
Dividends to stockholders ($1.65, $1.61, and $1.47 per share)		(9,733)		(9,506)		(8,945)
Adoption of FASB guidance related to unrecognized tax benefits		-		-		(50)
Other		(27)		(67)		(34)
Balance at end of year		$39,366		$36,591		$33,297

Treasury Shares
Balance at beginning of year	(602)	$(21,410)	(451)	$(15,683)	(256)	$(7,368)
Purchase of shares	-	-	(164)	(6,077)	(267)	(10,390)
Issuance of shares	9	150	13	350	72	2,075
Balance at end of year	(593)	$(21,260)	(602)	$(21,410)	(451)	$(15,683)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity (continued)
Dollars and shares in millions except per share amounts
	2009	2008	2007
	Amount	Amount	Amount
Accumulated Other Comprehensive Income (Loss) Attributable to AT&T, net of tax:
Balance at beginning of year	$(17,057)	$(380)	$(5,314)
Foreign currency translation adjustments, net of taxes of $72, $(239), and $10	151	(443)	19
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses), net of taxes of $84, $(139), and $35	176	(259)	65
Less reclassification adjustment realized in net income, net of taxes of $23, $(9), and $(19)	48	(16)	(35)
Net unrealized gains (losses) on cash flow hedges:`
Unrealized gains (losses), net of taxes of $329, $(148), and $(38)	610	(274)	(71)
Less reclassification adjustment realized in net income, net of taxes of $8, $9, and $9	15	17	17
Defined benefit postretirement plans (see Note 11):
Net actuarial gains (losses) and prior service benefit (cost) arising during period, net of taxes of $1,044, $(9,298), and $3,411	1,397	(15,582)	4,734
Amortization of net actuarial loss and prior service benefit included in net income, net of taxes of $157, $(74), and $125	252	(120)	206
Other	-	-	(1)
Other comprehensive income (loss) attributable to AT&T	2,649	(16,677)	4,934
Balance at end of year	$(14,408)	$(17,057)	$(380)

Noncontrolling Interest:
Balance at beginning of year	$403	$380	$386
Net income attributable to noncontrolling interest	308	261	196
Distributions	(285)	(260)	(205)
Translation adjustments applicable to noncontrolling interest, net of tax	(1)	22	3
Balance at end of year	$425	$403	$380

Total Stockholders’ Equity at beginning of year	$96,750	$115,747	$115,926
Total Stockholders’ Equity at end of year	$102,325	$96,750	$115,747

Total Comprehensive Income (Loss), net of tax:
Net income attributable to AT&T	$12,535	$12,867	$11,951
Other comprehensive income (loss) attributable to AT&T per above	2,649	(16,677)	4,934
Comprehensive income (loss) attributable to AT&T	$15,184	$(3,810)	$16,885

Net income attributable to noncontrolling interest	$308	$261	$196
Other comprehensive income (loss) attributable to noncontrolling interest per above	(1)	22	3
Comprehensive income attributable to noncontrolling interest	$307	$283	$199
Total Comprehensive Income (Loss)	$15,491	$(3,527)	$17,084
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  Throughout this document, AT&T Inc. is referred to as “AT&T,” “we” or the “Company.” The consolidated financial statements have been prepared pursuant to Regulation S-X and other applicable rules of the Securities and Exchange Commission. The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally, providing wireless and wireline communications services and equipment, managed networking, wholesale services, and advertising solutions.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships and less-than-majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year-end (see Note 7).

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

Recent Accounting Standards

Accounting Standards Codification In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC or Codification) as the source of authoritative GAAP by the FASB for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date. The FASB uses Accounting Standards Updates (ASU) to amend the ASC. We refer to ASUs throughout our interim and annual reports where deemed relevant and make general references to pre-Codification standards (e.g., GAAP standards for acquisitions). These standards were effective for interim and annual periods ending after September 15, 2009 (i.e., the quarterly period ended September 30, 2009, for us).

Subsequent Events  In May 2009, the FASB issued a standard that established general standards of accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or are available for issuance. They were effective for interim and annual periods ending after June 15, 2009 (i.e., the quarterly period ended June 30, 2009, for us). In preparing the accompanying audited consolidated financial statements, we have reviewed all known events that have occurred after December 31, 2009, and through February 25, 2010, the filing date of our Annual Report on Form 10-K, for inclusion in the financial statements and footnotes.

Noncontrolling Interests Reporting In December 2007, the FASB issued a standard that requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated balance sheets within stockholders’ equity, but separate from the parent’s equity. For us, the new standard became effective January 1, 2009, with restatement of prior financial statements. Instead of including noncontrolling interest in Other income (expense) – net in our consolidated statements of income, we disclose three measures of net income:  net income, net income attributable to noncontrolling interest, and net income attributable to AT&T, and our operating cash flows in our consolidated statements of cash flows reflect net income. Furthermore, we continue to base our basic and diluted earnings per share calculations on net income attributable to AT&T.

In January 2010, the FASB issued guidance that amends accounting and disclosure requirements for a decrease in ownership in a business under existing GAAP standards for consolidations. It also clarifies the types of businesses that are in the scope of these consolidations. As required by this guidance, we retroactively applied the amendments as of January 1, 2009, which did not have a material impact on our financial statements or footnote disclosures.

Fair Value Measurements and Disclosures  In April 2009, the FASB issued staff positions that require enhanced disclosures, including interim disclosures, on financial instruments, determination of fair value in turbulent markets, and recognition and presentation of other-than-temporary impairments. These staff positions were effective for interim and annual reporting periods beginning in our second quarter of 2009. They increased our interim disclosures but have not had a material impact on our financial position or results of operations.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In August 2009, the FASB issued “Measuring Liabilities at Fair Value” (ASU 2009-05), which amends existing GAAP for fair value measurement guidance by clarifying the fair value measurement requirements for liabilities that lack a quoted price in an active market. Per the Codification, a valuation technique based on a quoted market price for the identical or similar liability when traded as an asset or another valuation technique (e.g., an income or market approach) that is consistent with the underlying principles of GAAP for fair value measurements would be appropriate. ASU 2009-05 also clarifies that a reporting entity is not required to add or adjust valuation inputs to compensate for transfer restrictions on in-scope liabilities. ASU 2009-05 was effective August 2009, the issuance date, and has not had a material impact on our financial position or results of operations.

In September 2009, the FASB issued “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2009-12), which provides guidance for an investor on using the net asset value per share provided by an investee to estimate the fair value of an alternative investment when the fair value for the primary investment is not readily determinable. It affects certain investments that are required or permitted by GAAP to be measured or disclosed at fair value on a recurring or nonrecurring basis. It requires disclosures by major category of investment about certain attributes (e.g., applicable redemption restrictions, unfunded commitments to the issuer of the investments, and the investment strategies of that issuer). ASU 2009-12 was effective for interim and annual periods ending on or after December 15, 2009 (i.e., the year ended December 31, 2009, for us). See Note 11 for the impact of our adoption of ASU 2009-12.

In January 2010, the FASB issued “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. ASU 2010-06 also clarifies that fair value measurement disclosures are required for each class of financial asset and liability, which may be a subset of a caption in the consolidated balance sheets, and those disclosures should include a discussion of inputs and valuation techniques. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, ASU 2010-06 is effective for fiscal years and interim periods beginning on or after December 15, 2009 (i.e., the quarter ending March 31, 2010, for us). New guidance related to Level 3 measurements is effective for fiscal years and interim periods beginning on or after December 15, 2010 (i.e., the quarter ending March 31, 2011, for us). We are currently evaluating the impact of ASU 2010-06 on our disclosures.

See Note 9 for fair value measurements and disclosures for our investment securities and derivatives.

Derivative Instruments and Hedging Activities Disclosures In March 2008, the FASB amended the disclosure requirements for derivative instruments and hedging activities. The new guidance requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. We adopted the new guidance as of January 1, 2009, which increased our quarterly and annual disclosures but did not have an impact on our financial position and results of operations. See Note 9 for a comprehensive discussion of our derivatives and hedging activities, including the underlying risks that we are managing as a company, and the new disclosure requirements under GAAP.

Pension and Other Postretirement Benefits  In December 2008, the FASB issued a staff position that amended an employer’s disclosure requirements for pensions and other postretirement benefits. The new guidance replaced the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also amended GAAP standards for fair value measurements to clarify that defined benefit pension or other postretirement plan assets were not subject to other prevailing GAAP standards for fair value disclosures. We adopted the new guidance for the year ended December 31, 2009. This guidance significantly increased the amount of annual disclosures for plan assets in our annual report, and it will increase our future interim disclosures in that regard (see Note 11).

Business Combinations  In December 2007, the FASB amended GAAP for acquisitions, requiring that costs incurred to effect the acquisition (i.e., acquisition-related costs) be recognized separately from the acquisition. Under prior guidance, restructuring costs that the acquirer expected but was not obligated to incur, which included changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date. Amended GAAP for acquisitions requires the acquirer to recognize those costs separately from the business combination. We adopted the new guidance as of January 1, 2009, and applied it to acquisitions consummated after 2008, including the Centennial Communications, Corp. (Centennial) acquisition, as discussed in Note 2.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Equity Method Investments Accounting In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on new clarification guidance regarding the application of the equity method. It states equity method investments should be recognized using a cost accumulation model. It also requires that equity method investments as a whole be assessed for other-than-temporary impairment in accordance with existing GAAP for equity method investments. The new guidance was effective, on a prospective basis, for initial or additional equity method investments transactions and subsequent impairments recognized in interim and annual  periods that began on or after December 15, 2008 (i.e., as of January 1, 2009, for us). The new guidance did not have a material impact on our financial position or results of operations.

Revenue Arrangements with Multiple Deliverables  In October 2009, the FASB issued “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13), which addresses how revenues should be allocated among all products and services included in our sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence (VSOE) at the highest level, third-party evidence of VSOE at the intermediate level, and a best estimate at the lowest level. It replaces “fair value” with “selling price” in revenue allocation guidance, eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. ASU 2009-13 will be effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010 (i.e., the year beginning January 1, 2011, for us). The FASB permits early adoption of ASU 2009-13, applied retrospectively, to the beginning of the year of adoption. We are currently evaluating the impact on our financial position and results of operations.

Software  In October 2009, the FASB issued “Certain Revenue Arrangements That Include Software Elements” (ASU 2009-14), which clarifies the guidance for allocating and measuring revenue, including how to identify software that is out of the scope. ASU 2009-14 amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is “more than incidental to the tangible product as a whole.” That type of software and hardware will be outside of the scope of software revenue guidance, and the hardware components will also be outside of the scope of software revenue guidance and may result in more revenue recognized at the time of the hardware sale. Additional disclosures will discuss allocation of revenue to products and services in our sales arrangements and the significant judgments applied in the revenue allocation method, including impacts on the timing and amount of revenue recognition. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (i.e., the year beginning January 1, 2011, for us). ASU 2009-14 has the same effective date, including early adoption provisions, as ASU 2009-13. Companies must adopt ASU 2009-14 and ASU 2009-13 at the same time. We are currently evaluating the impact on our financial position and results of operations.

Valuation and Other Adjustments Included in the current liabilities reported on our consolidated balance sheets are acquisition-related accruals established prior to 2009. The liabilities include accruals for severance, lease terminations and equipment removal costs associated with our acquisitions of AT&T Corp. (ATTC), BellSouth Corporation (BellSouth), and Dobson Communications Corporation (Dobson). Following is a summary of the accruals recorded at December 31, 2008, cash payments made during 2009, and the adjustments thereto:

	12/31/08	Cash	Adjustments	12/31/09
	Balance	Payments	and Accruals	Balance
Severance accruals paid from:
Company funds	$140	$(108)	$(26)	$6
Pension and postemployment benefit plans	103	(5)	-	98
Lease terminations1	387	(53)	(122)	212
Equipment removal and other related costs	88	(38)	(27)	23
Total	$718	$(204)	$(175)	$339
1 Adjustments and accruals include a $106 reversal of BellSouth lease termination costs, with an offset to goodwill.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Employee Separations  In accordance with GAAP, we established obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage, and other benefits. At December 31, 2009, we had severance accruals of $676 and at December 31, 2008, we had severance accruals of $752.

Split-Dollar Life Insurance  In 2007, the EITF ratified the consensus on new guidance related to the accounting for endorsement split-dollar life insurance arrangements and collateral assignment split-dollar life insurance arrangements. The new guidance covers split-dollar life insurance arrangements (where the company owns and controls the policy) and provides that an employer should recognize a liability for future benefits in accordance with GAAP standards for an employer’s accounting for postretirement benefits other than pensions. The new guidance became effective for fiscal years that began after December 15, 2007 (i.e., as of January 1, 2008, for us), and we recorded additional postretirement liabilities of $101 and a decrease, net of taxes, to retained earnings of $63.

Income Taxes  We adopted GAAP standards for income taxes, as amended, as of January 1, 2007. With our adoption of those amended standards, we provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis  of those assets and liabilities (per the amended standards). Under the amended standards, the tax basis of assets and liabilities are based on amounts that meet the recognition threshold and are measured pursuant to the measurement requirement in those standards. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

We report, on a net basis, taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in our consolidated statements of income.

Cash Equivalents  Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value. At December 31, 2009, we held $437 in cash and $3,365 in money market funds and other cash equivalents.

Investment Securities  See Note 9 for disclosures related to our investment securities, including available-for-sale securities.

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

We record an estimated revenue reduction for future adjustments to customer accounts, other than a provision for doubtful accounts, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life (for wireless). If no service contract exists, those fees are recognized over the average customer relationship period. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts in which we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

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

Allowance for Doubtful Accounts  We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances are adjusted accordingly.

Inventory  Inventories, which are included in “Other current assets” on our consolidated balance sheets, were $885 at December 31, 2009, and $862 at December 31, 2008. Wireless handsets and accessories, which are valued at the lower of cost or market value (determined using current replacement cost) were $790 as of December 31, 2009, and $749 as of December 31, 2008. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

Property, Plant and Equipment  Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are recorded at fair value (see Note 2). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation — no gain or loss is recognized on the disposition of this plant.

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

Goodwill and Other Intangible Assets  Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. We have completed our annual goodwill impairment testing for 2009, which did not result in an impairment.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Intangible assets that have finite useful lives are amortized over their useful lives, a weighted-average of 8.1 years. Customer relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows based in such a way as to allocate it as equitably as possible to periods during which we expect to benefit from those relationships.

A significant portion of intangible assets in our Wireless segment are Federal Communications Commission (FCC) licenses that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time (generally 10 years), renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses, and therefore the FCC licenses are indefinite-lived intangible assets under the GAAP standards for goodwill and other intangible assets.

In accordance with GAAP, we test wireless FCC licenses for impairment on an aggregate basis, consistent with the management of the business on a national scope. During the fourth quarter of 2009, we completed the annual impairment tests for indefinite-lived wireless FCC licenses. These annual impairment tests resulted in no material impairment of indefinite-lived wireless FCC licenses. We recorded an immaterial $18 impairment to wireline licenses we no longer plan to use.

Advertising Costs  Advertising costs for advertising products and services or for promoting our corporate image are expensed as incurred.

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a large portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 9).

NOTE 2. ACQUISITIONS, DISPOSITIONS, AND OTHER ADJUSTMENTS

Acquisitions
Centennial  In November 2009, we acquired the assets of Centennial, a regional provider of wireless and wired communications services with approximately 865,000 customers as of December 31, 2009. Total consideration of $2,961 included $955 in cash for the redemption of Centennial’s outstanding common stock and liquidation of outstanding stock options and $2,006 for our acquisition of Centennial’s outstanding debt (including liabilities related to assets subject to sale, as discussed below), of which we repaid $1,957 after closing in 2009. The preliminary fair value measurement of Centennial’s net assets at the acquisition date resulted in the recognition of $1,276 of goodwill, $647 of spectrum licenses, and $273 of customer lists and other intangible assets for the Wireless segment. The Wireline segment added $339 of goodwill and $174 of customer lists and other intangible assets from the acquisition. The acquisition of Centennial impacted our Wireless and Wireline segments, and we have included Centennial’s operations in our consolidated results since the acquisition date. As the value of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the acquisition date. When the valuation is final, any changes to the preliminary valuation of acquired assets and liabilities could result in adjustments to identified intangibles and goodwill. See Notes 6 and 8 for additional information regarding the impact of the Centennial acquisition on our goodwill and other intangibles and our long-term debt repayment for 2009.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Wireless Properties Transactions  In May 2009, we announced a definitive agreement to acquire certain wireless assets from Verizon Wireless (VZ) for approximately $2,350 in cash. The assets primarily represent former Alltel Wireless assets. We will acquire wireless properties, including licenses and network assets, serving approximately 1.5 million subscribers in 79 service areas across 18 states. In October 2009, the Department of Justice (DOJ) cleared our acquisition of Centennial, subject to the DOJ’s condition that we divest Centennial’s operations in eight service areas in Louisiana and Mississippi. We are in the process of finalizing definitive agreements and seeking regulatory approvals to sell all eight Centennial service areas ultimately identified in that ruling. We anticipate we will close the sales during the first half of 2010. As of December 31, 2009, the fair value of the assets subject to the sale, net of related liabilities, was $282. These net assets include property, plant and equipment, spectrum licenses, customer lists and other intangible assets, and working capital, which are not deemed material for isolated presentation as assets held for sale and liabilities related to assets held for sale in our consolidated balance sheet as of December 31, 2009, and we included these net assets in our Other current assets balance.

Dobson  In November 2007, we acquired Dobson for approximately $2,500. Under the purchase method of accounting, the transaction was valued, for accounting purposes, at $2,580. Our December 31, 2007 consolidated balance sheet included the preliminary valuation of the fair value of Dobson’s assets and liabilities, including goodwill of $2,623, FCC licenses of $2,230, customer lists of $517 and other intangible assets totaling $8 associated with this transaction. Final adjustments to the preliminary valuation included an increase to goodwill of $990, a decrease in licenses of $781 and a decrease in customer lists of $12. The resulting balances are $3,613 for goodwill, $1,449 for licenses and $505 for customer lists. Adjustments were primarily related to changes in the valuation of certain licenses and an increase in the estimate of relative obsolescence of property, plant and equipment resulting in a decrease in value and shorter average remaining economic life, and an adjustment to the value of the markets included in the divestiture order by the FCC. Pursuant to the order, we exchanged certain properties, spectrum and $355 in cash for other licenses and properties. Deferred tax adjustments are associated with the above mentioned items. Dobson marketed wireless services under the Cellular One brand and had provided roaming services to AT&T subsidiaries since 1990. Dobson had 1.7 million subscribers across 17 states. Dobson’s operations were incorporated into our wireless operations following the date of acquisition.

Other Acquisitions  During 2009, we acquired a provider of mobile application solutions and a security consulting business for a combined $50 before closing costs. The fair value of the acquired businesses’ net assets resulted in the recognition of $41 of goodwill and $3 in customer lists and other intangible assets.

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

Dispositions
In 2009, we sold a professional services business for $174 and eliminated $113 of goodwill.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2009, 2008 and 2007, are shown in the table below:

Year Ended December 31,	2009	2008	2007
Numerators
Numerator for basic earnings per share:
Net income attributable to AT&T	$12,535	$12,867	$11,951
Dilutive potential common shares:
Other share-based payment	10	9	8
Numerator for diluted earnings per share	$12,545	$12,876	$11,959
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common
shares outstanding	5,900	5,927	6,127
Dilutive potential common shares:
Stock options	3	9	24
Other share-based payment	21	22	19
Denominator for diluted earnings per share	5,924	5,958	6,170
Basic earnings per share	$2.12	$2.17	$1.95
Diluted earnings per share	$2.12	$2.16	$1.94

At December 31, 2009, 2008 and 2007, we had issued and outstanding options to purchase approximately 178 million, 204 million and 231 million shares of AT&T common stock. The exercise prices of options to purchase a weighted-average of 163 million, 144 million and 93 million shares in 2009, 2008, and 2007 were above the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2009, the exercise price of 19 million share options was below market price.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes. Interest expense and other income (expense) – net are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated results. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verseSM TV, high-speed broadband and voice services (U-verse) and managed networking to business customers. Additionally, we offer satellite television services through our agency arrangements.

The Advertising Solutions segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising and Internet-based advertising and local search. This segment includes the results of YELLOWPAGES.COM, LLC (YPC), which was a joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. For segment reporting disclosure, we have carried forward the deferred revenue and deferred cost balances for BellSouth at the acquisition date in order to reflect how the segment is managed. This is different for consolidated reporting purposes where BellSouth deferred revenue and expenses from directories published during the 12-month period ending with the December 29, 2006 acquisition date, are not recognized and therefore were not included in the opening balance sheet. For management reporting purposes, we continue to amortize these balances over the life of the directory. Thus, our Advertising Solutions segment results in 2007 include revenue of $964 and expenses of $308, related to directories published in the Southeast region during 2006, prior to our acquisition of BellSouth. These amounts are eliminated in the consolidation and elimination column in the following reconciliation.

The Other segment includes results from Sterling Commerce, Inc. (Sterling), customer information services and all corporate and other operations. This segment includes our portion of the results from our international equity investments. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated.

In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with GAAP. The Wireless, Wireline, Advertising Solutions and Other columns represent the segment results of each such operating segment. The consolidation and elimination column adds in those line items that we manage on a consolidated basis only: interest expense and other income (expense) – net. This column also eliminates any intercompany transactions included in each segment’s results as well as the Advertising Solutions revenue and expense in 2007 related to directories published in the Southeast region during 2006, mentioned previously. In the Segment assets line item, we have eliminated the value of our investments in our fully consolidated subsidiaries and the intercompany financing assets as these have no impact to the segments’ operations.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Segment results, including a reconciliation to AT&T consolidated results, for 2009, 2008 and 2007 are as follows:
At December 31, 2009 or for the year ended
			Advertising		Consolidation	Consolidated
	Wireless	Wireline	Solutions	Other	and Elimination	Results
Revenues from external customers	$53,504	$63,331	$4,724	$1,459	$-	$123,018
Intersegment revenues	93	2,339	85	272	(2,789)	-
Total segment operating revenues	53,597	65,670	4,809	1,731	(2,789)	123,018
Operations and support expenses	34,561	44,646	2,922	2,471	(2,788)	81,812
Depreciation and amortization expenses	5,765	13,093	649	207	-	19,714
Total segment operating expenses	40,326	57,739	3,571	2,678	(2,788)	101,526
Segment operating income	13,271	7,931	1,238	(947)	(1)	21,492
Interest expense	-	-	-	-	3,379	3,379
Equity in net income of affiliates	9	18	-	706	1	734
Other income (expense) – net	-	-	-	-	152	152
Segment income before income taxes	$13,280	$7,949	$1,238	$(241)	$(3,227)	$18,999
Segment assets	$115,282	$163,028	$9,782	$13,567	$(32,907)	$268,752
Investment in equity method investees	4	-	-	2,917	-	2,921
Expenditures for additions to long-lived assets	5,921	11,166	22	226	-	17,335

At December 31, 2008 or for the year ended
			Advertising		Consolidation	Consolidated
	Wireless	Wireline	Solutions	Other	and Elimination	Results
Revenues from external customers	$49,174	$67,669	$5,417	$1,768	$-	$124,028
Intersegment revenues	161	2,186	85	274	(2,706)	-
Total segment operating revenues	49,335	69,855	5,502	2,042	(2,706)	124,028
Operations and support expenses	32,481	45,440	2,998	2,868	(2,705)	81,082
Depreciation and amortization expenses	5,770	13,206	789	118	-	19,883
Total segment operating expenses	38,251	58,646	3,787	2,986	(2,705)	100,965
Segment operating income	11,084	11,209	1,715	(944)	(1)	23,063
Interest expense	-	-	-	-	3,390	3,390
Equity in net income of affiliates	6	19	-	794	-	819
Other income (expense) – net	-	-	-	-	(328)	(328)
Segment income before income taxes	$11,090	$11,228	$1,715	$(150)	$(3,719)	$20,164
Segment assets	$112,146	$157,501	$11,038	$8,769	$(24,209)	$265,245
Investment in equity method investees	2	-	-	2,330	-	2,332
Expenditures for additions to long-lived assets	5,869	14,129	20	317	-	20,335

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

At December 31, 2007 or for the year ended
			Advertising		Consolidation	Consolidated
	Wireless	Wireline	Solutions	Other	and Elimination	Results
Revenues from external customers	$42,574	$69,571	$5,771	$1,976	$(964)	$118,928
Intersegment revenues	110	2,012	80	253	(2,455)	-
Total segment operating revenues	42,684	71,583	5,851	2,229	(3,419)	118,928
Operations and support expenses	28,585	46,177	3,066	1,882	(2,763)	76,947
Depreciation and amortization expenses	7,079	13,416	924	158	-	21,577
Total segment operating expenses	35,664	59,593	3,990	2,040	(2,763)	98,524
Segment operating income	7,020	11,990	1,861	189	(656)	20,404
Interest expense	-	-	-	-	3,507	3,507
Equity in net income of affiliates	16	31	-	645	-	692
Other income (expense) – net	-	-	-	-	810	810
Segment income before income taxes	$7,036	$12,021	$1,861	$834	$(3,353)	$18,399
Segment assets	$103,559	$158,338	$13,103	$2,859	$(2,215)	$275,644
Investment in equity method investees	13	-	-	2,257	-	2,270
Expenditures for additions to long-lived assets	3,840	13,767	25	256	-	17,888

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2009	2008
Land	-	$1,724	$1,730
Buildings	35-45	24,271	23,372
Central office equipment	3-10	78,314	75,054
Cable, wiring and conduit	10-50	74,325	72,109
Other equipment	5-15	39,918	34,434
Software	3-5	8,841	8,348
Under construction	-	3,159	3,532
		230,552	218,579
Accumulated depreciation and amortization
Accumulated depreciation and amortization		130,459	119,491
Property, plant and equipment – net		$100,093	$99,088

Our depreciation expense was $15,959 in 2009, $15,313 in 2008 and $15,625 in 2007.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $2,889 for 2009, $2,733 for 2008 and $2,566 for 2007. At December 31, 2009, the future minimum rental payments under non-cancelable operating leases for the years 2010 through 2014 were $2,429, $2,276, $2,057, $1,859 and $1,707, with $10,230 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

American Tower Corp. Agreement

In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments was recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $509 in 2009, $539 in 2008 and $569 in 2007.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment, for the years ended December 31, 2009 and 2008, are as follows:

	Wireless	Wireline	Advertising Solutions	Other	Total
Balance as of January 1, 2008	$32,713	$31,301	$5,788	$911	$70,713
Goodwill acquired	264	185	-	-	449
Goodwill adjustments for prior-year acquisitions and tax adjustments	990	(95)	(26)	-	869
Other	(116)	(10)	(68)	(8)	(202)
Balance as of December 31, 2008	33,851	31,381	5,694	903	71,829
Goodwill acquired	1,276	344	36	-	1,656
Other	(90)	(117)	1	(20)	(226)
Balance as of December 31, 2009	$35,037	$31,608	$5,731	$883	$73,259

Goodwill and wireless FCC licenses are not amortized but tested annually as of October 1 for impairment as required by GAAP. The carrying amounts of goodwill, by segment (which is the same as reporting unit for Wireless, Wireline and Advertising Solutions), at December 31, 2009 were Wireless $35,037; Wireline $31,608; Advertising Solutions $5,731; and Other $883 and at December 31, 2008 were Wireless $33,851; Wireline $31,381; Advertising Solutions $5,694; and Other $903. Within the Other segment, goodwill associated with our Sterling operations was $477 for 2009 and 2008. Additionally, FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. These annual impairment tests resulted in no impairment of indefinite-lived goodwill or wireless FCC licenses in 2009 and 2008. Goodwill in the Other segment as of January 1, 2008, is net of a $1,791 impairment that was recognized in a prior period. We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Goodwill acquired relates primarily to the acquisition of Centennial and a provider of mobile application solutions (see Note 2). Changes to goodwill include adjustments totaling $90 related to wireless liabilities in connection with a business combination and disposition of a wireline entity for $117 in 2009.

Our other intangible assets are summarized as follows:

	December 31, 2009		December 31, 2008
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility	$5,804	$3,097	$10,429	$6,409
BellSouth	9,215	5,597	9,215	4,062
ATTC	3,134	2,377	3,100	2,038
Other	926	588	788	441
Subtotal	19,079	11,659	23,532	12,950
Other	1,176	767	1,724	1,130
Total	$20,255	$12,426	$25,256	$14,080

Indefinite-life intangible assets not subject to amortization:
Licenses	$48,759		$47,306
Trade name	5,235		5,230
Total	$53,994		$52,536

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets with a weighted-average amortization period of 8.1 years (8.0 years for customer lists and relationships and 9.6 years for other). Amortization expense for definite-life intangible assets was $3,755 for the year ended December 31, 2009, $4,570 for the year ended December 31, 2008, and $5,952 for the year ended December 31, 2007. Amortization expense is estimated to be $2,977 in 2010, $1,994 in 2011, $1,315 in 2012, $730 in 2013 and $346 in 2014. In 2009, Mobility wrote off $4,889 in fully amortized intangible assets (primarily customer lists).

Licenses include wireless FCC licenses of $48,650 at December 31, 2009, and $47,267 at December 31, 2008, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses and therefore we treat the FCC licenses as indefinite-lived intangible assets. In 2009, we recorded an immaterial $18 impairment to wireline licenses we no longer plan to use.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less-than-majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates include primarily international investments. As of December 31, 2009, our investments in equity affiliates included a 9.8% interest in Télefonos de México, S.A. de C.V. (Telmex), Mexico’s national telecommunications company, and an 8.8% interest in América Móvil S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico with telecommunications investments in the United States and Latin America. In 2007, Telmex’s Board of Directors and shareholders approved a strategic initiative to split off its Latin American businesses and its Mexican yellow pages business to a new holding company, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). Our investment in Telmex Internacional is 9.9%. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V. (CGT), has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium has the right to appoint a majority of the directors of América Móvil. On January 13, 2010, América Móvil announced that its Board of Directors had authorized it to submit an offer for 100% of the equity of CGT, a holding company that owns 59.4% of Telmex and 60.7% of Telmex Internacional, in exchange for América Móvil shares; and an offer for Telmex Internacional shares not owned by CGT, to be purchased for cash or to be exchanged for América Móvil shares, at the election of the shareholders.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2009	2008
Beginning of year	$2,332	$2,270
Additional investments	44	-
Equity in net income of affiliates	734	819
Dividends received	(317)	(164)
Currency translation adjustments	125	(574)
Other adjustments	3	(19)
End of year	$2,921	$2,332

Undistributed earnings from equity affiliates were $3,408 and $2,989 at December 31, 2009 and 2008. The currency translation adjustment for 2009 and 2008 reflects the effect of exchange rate fluctuations on our investments in Telmex, Telmex Internacional and América Móvil.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2009, was $1,492. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2009, was $6,741. The fair value of our investment in Telmex Internacional, based on the equivalent value of Telmex Internacional L shares at December 31, 2009, was $1,597.

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2009	2008
Notes and debentures
Interest Rates	Maturities1
0.35% – 2.99%	2009 – 2010	$3,500	$1,500
3.00% – 4.99%	2009 – 2014	5,853	10,577
5.00% – 6.99%	2009 – 2095	41,331	37,613
7.00% – 9.10%	2009 – 2097	19,069	18,007
Other		136	138
Fair value of interest rate swaps recorded in debt		310	527
		70,199	68,362
Unamortized premium, net of discount		1,612	1,846
Total notes and debentures		71,811	70,208
Capitalized leases		237	167
Total long-term debt, including current maturities		72,048	70,375
Current maturities of long-term debt		(7,328)	(9,503)
Total long-term debt		$64,720	$60,872
1 Maturities assume putable debt is redeemed by the holders at the next opportunity.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2010.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We have $1,000 of annual put reset securities issued by BellSouth that can be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, excluding May 2011, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Debt maturing within one year consists of the following at December 31:

	2009	2008
Commercial paper	$-	$4,575
Current maturities of long-term debt	7,328	9,503
Bank borrowings1	33	41
Total	$7,361	$14,119
1 Outstanding balance of short-term credit facility of a foreign subsidiary.

During 2009, we received net proceeds of $8,161 from the issuance of $8,228 in long-term debt. Debt proceeds were used for general corporate purposes, including the repayment of maturing debt. Long-term debt issuances consisted of:
•	$1,000 of 4.85% global notes due in 2014.
•	$2,250 of 5.80% global notes due in 2019.
•	$2,250 of 6.55% global notes due in 2039.
•	£750 of 5.875% global notes due in 2017 (equivalent to $1,107 when issued).
•	£1,100 of 7.0% global notes due in 2040 (equivalent to $1,621 when issued).

During 2009, debt repayments totaled $13,236 and consisted of:
•	$8,633 in repayments of long-term debt (includes repayment of $1,957 for Centennial debt).
•	$4,583 in repayments of commercial paper and short-term bank borrowings.
•	$20 in repayments of other debt.

As of December 31, 2009 and 2008, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Excluding capitalized leases, the aggregate principal amounts of long-term debt and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2010	2011	2012	2013	2014	Thereafter
Debt repayments1	$7,328	$7,536	$4,836	$5,825	$4,789	$39,707
Weighted-average interest rate	3.4%	7.1%	6.6%	5.6%	5.1%	6.6%
1 Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facility  We have a five-year credit agreement with a syndicate of investment and commercial banks. In June 2009, one of the participating banks, Lehman Brothers Bank, Inc., which had declared bankruptcy, terminated its lending commitment of $535 and withdrew from the agreement. As a result of this termination, the outstanding commitments under the agreement were reduced from a total of $10,000 to $9,465. We still have the right to increase commitments up to an additional $2,535 provided no event of default under the credit agreement has occurred. The current agreement will expire in July 2011. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledges assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We comply with all covenants under the agreement. At December 31, 2009, we had no borrowings outstanding under this agreement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Defaults under the agreement, which would permit the lenders to accelerate required payment, include nonpayment of principal or interest beyond any applicable grace period; failure by AT&T or any subsidiary to pay when due other debt above a threshold amount that results in acceleration of that debt (commonly referred to as “cross-acceleration”) or commencement by a creditor of enforcement proceedings within a specified period after a monetary judgment above a threshold amount has become final; acquisition by any person of beneficial ownership of more than 50% of AT&T common shares or a change of more than a majority of AT&T’s directors in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change-in-control”); material breaches of representations in the agreement; failure to comply with the negative pledge or debt-to-EBITDA ratio covenants described above; failure to comply with other covenants for a specified period after notice; failure by AT&T or certain affiliates to make certain minimum funding payments under Employee Retirement Income Security Act of 1974, as amended (ERISA); and specified events of bankruptcy or insolvency.

NOTE 9. FAIR VALUE MEASUREMENTS AND DISCLOSURE

GAAP standards require disclosures for financial assets and liabilities that are remeasured at fair value at least annually. GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The Fair Value Measurement and Disclosure framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurement and Disclosure are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that AT&T has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
• Fair value is often based on internally developed models in which there are few, if any, external observations.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. AT&T believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2009 and 2008. See Note 11 for disclosures relating to pension and other postemployment benefits.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Long-Term Debt and Other Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows at December 31:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$71,811	$75,212	$70,208	$70,955
Commercial paper	-	-	4,575	4,575
Bank borrowings	33	33	41	41
Available-for-sale securities	1,885	1,885	1,632	1,632

The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using current interest rates. The carrying value of debt with an original maturity of less than one year approximates market value.

Investment Securities

Our investment securities consist of available-for-sale instruments which include $1,574 of equities, $226 in government fixed income bonds and $85 of other securities. Substantially all of our available-for-sale securities are Level 1 and Level 2. Realized gains and losses on these securities are included in “Other income (expense) – net” in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated other comprehensive income (accumulated OCI). Unrealized losses that are considered other than temporary are recorded in other income (expense) – net, with the corresponding reduction to the carrying basis of the investment.

At the end of the first quarter of 2009 and at the end of 2008, we concluded that the severity in the decline in market values of these assets had led to an other-than-temporary impairment, writing them down $102 in 2009 and $332 in 2008, and recording the amount in Other Income (Expense).

Our short-term investments, other short-term and long-term held-to-maturity investments (including money market securities) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values.

Our investment securities maturing within one year are recorded in “Other current assets,” and instruments with maturities of more than one year are recorded in “Other Assets” on the consolidated balance sheets.

Derivative Financial Instruments

We employ derivatives to manage certain market risks, primarily interest rate risk and foreign currency exchange risk. This includes the use of interest rate swaps, interest rate locks, foreign exchange forward contracts and combined interest rate foreign exchange contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We record derivatives on our consolidated balance sheets at fair value (all of our derivatives are Level 2). Cash flows associated with derivative instruments are presented in the same category on the consolidated statements of cash flows as the item being hedged.

The majority of our derivatives are designated as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Only a portion of our foreign exchange forward contracts are not designated to receive hedge accounting.

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense on the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. We record changes in the fair value of the swaps, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed-rate notes payable they hedge due to changes in the designated benchmark interest rate and are recognized in interest expense, though they net to zero. Realized gains or losses upon early termination of our fair value hedges would be recognized in interest expense.

53

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Cash Flow Hedging Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized in income from continuing operations in each current period.

We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro- and British pound sterling-denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S.-denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S.-denominated interest rate. We evaluate the effectiveness of our cross-currency swaps each quarter. In the year ended December 31, 2009, no material ineffectiveness was measured.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the year ended December 31, 2009, no material ineffectiveness was measured. Over the next 12 months, we expect to reclassify $21 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks. Our unutilized interest rate locks carry mandatory early terminations, the latest occurring in April 2012.

We hedge a large portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain non-designated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income over the next few months as the hedged funds are spent by our foreign subsidiaries, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the year ended December 31, 2009, no material ineffectiveness was measured.

Non-designated and Discontinued Hedging Instruments Changes in the fair value of non-designated derivatives are recorded in other income (expense) – net, along with the change in fair value of the underlying asset or liability, as applicable. When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through other income (expense) – net. For fair value hedges, the swap asset or liability and the underlying hedged liability or asset will no longer be adjusted for changes in fair value, and the net adjustment to the hedged item at that time will be amortized into earnings over the remaining life of the hedged item. For cash flow hedges, gains and losses that were in accumulated OCI as a component of stockholders' equity in connection with hedged assets or liabilities or forecasted transactions will be recognized in other income (expense) - net, in the same period the hedged item affects earnings.

Collateral and Credit-Risk Contingency  We have entered into agreements with most of our derivative counterparties, establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2009, we held $222 of counterparty collateral (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level, we still would not have been required to post collateral (a deposit asset). We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the notional amount of our outstanding derivative positions:

December 31,
2009
Interest rate swaps	$9,000
Cross-currency swaps	7,502
Interest rate locks	3,600
Foreign exchange contracts	293
Total	$20,395

Following are our derivative instruments and their related hedged items affecting our financial position and performance:

Fair Value of Derivatives in the Consolidated Balance Sheet
Derivatives designated as hedging instruments and reflected as other assets, other liabilities and, for a portion of interest rate swaps, accounts receivable.

December 31,
Asset Derivatives	2009
Interest rate swaps	$399
Cross-currency swaps	635
Interest rate locks	150
Foreign exchange contracts	2
Total	$1,186

December 31,
Liability Derivatives	2009
Cross-currency swaps	$(390)
Interest rate locks	(6)
Foreign exchange contracts	(7)
Total	$(403)

The balance of the unrealized derivative gain (loss) in accumulated OCI was $142 at December 31, 2009, and $(483) at December 31, 2008.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Effect of Derivatives on the Consolidated Statement of Income
Year ended
Fair Value Hedging Relationships	December 31, 2009
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(216)
Gain (Loss) on long-term debt	216
In addition, the net swap settlements that accrued and settled in the year ended December 31, 2009, were also reported as reductions of interest expense.
Year ended
Cash Flow Hedging Relationships	December 31, 2009
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$738
Other income (expense) reclassified from accumulated OCI into income	-

Interest rate locks:
Gain (Loss) recognized in accumulated OCI	203
Interest income (expense) reclassified from accumulated OCI into income	(23)

Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	(2)
Other income (expense) reclassified from accumulated OCI into income	-

Non-designated Hedging Instruments
Foreign exchange contracts (Other income)	$(1)

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2009	2008
Depreciation and amortization	$18,796	$18,269
Intangibles (nonamortizable)	1,990	1,990
Employee benefits	(14,220)	(14,825)
Net operating loss and other carryforwards	(1,846)	(2,220)
Investment in wireless partnership	18,646	16,028
Other – net	(2,019)	(2,250)
Subtotal	21,347	16,992
Deferred tax assets valuation allowance	1,182	1,190
Net deferred tax liabilities	$22,529	$18,182

Net long-term deferred tax liabilities	$23,803	$19,196
Less: Net current deferred tax assets	(1,274)	(1,014)
Net deferred tax liabilities	$22,529	$18,182

At December 31, 2009, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $362 and for state and foreign income tax purposes of $1,125, expiring through 2028. Additionally, we had federal credit carryforwards of $66 and state credit carryforwards of $293, expiring primarily through 2026.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2008 and 2009, relate primarily to state net operating loss carryforwards.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

As required by GAAP, we recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our balance sheet as an unrecognized tax benefit (UTB). We update our unrecognized tax benefits at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1, 2009 to December 31, 2009, and January 1, 2008 to December 31, 2008, is as follows:

Federal, State and Foreign Tax	2009	2008
Balance at beginning of year	$6,190	$5,901
Increases for tax positions related to the current year	982	811
Increases for tax positions related to prior years	877	715
Decreases for tax positions related to prior years	(1,984)	(1,237)
Settlements	(81)	-
Balance at end of year	5,984	6,190
Accrued interest and penalties	1,539	1,802
Gross unrecognized income tax benefits	7,523	7,992
Less: Deferred federal and state income tax benefits	(892)	(998)
Less: Tax attributable to timing items included above	(2,542)	(3,371)
Total UTB that, if recognized, would impact the effective income tax rate as of the end of the year	$4,089	$3,623

During 2009 and 2008, we made net deposits totaling $1,151 and $191 to several taxing jurisdictions. These deposits are not included in the reconciliation above but reduce our unrecognized tax benefits balance. Net of these deposits and a $1,000 deposit made in 2007, our unrecognized tax benefits balance at December 31, 2009, was $5,181, of which $4,882 was included in “Other noncurrent liabilities” and $299 was included in “Accrued taxes” on our consolidated balance sheets. Our unrecognized tax benefits balance at December 31, 2008, was $6,801, of which $5,042 was included in “Other noncurrent liabilities” and $1,759 was included in “Accrued taxes” on our consolidated balance sheets.

We record interest and penalties related to federal, state and foreign unrecognized tax benefits in income tax expense. Accrued interest and penalties included in unrecognized tax benefits were $1,539 as of December 31, 2009, and $1,802 as of December 31, 2008. Interest and penalties included in our consolidated statements of income were $(215) for 2009, $152 for 2008, and $303 for 2007.

The Company and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Our income tax returns are regularly audited and reviewed by the IRS as well as by state and foreign taxing authorities.

The IRS has completed field examinations of AT&T’s tax returns through 2005, and all audit periods prior to 1998 are closed for federal purposes. We were unable to reach agreement with the IRS regarding treatment of Universal Service Fund receipts on our 1998 and 1999 tax returns and, as a result, we filed a refund suit in U.S. District Court (District Court). In July 2009, the District Court granted the Government’s motion for summary judgment and entered final judgment for the Government. We appealed the final judgment to the U.S. Court of Appeals for the Fifth Circuit. We are engaged with the IRS Appeals Division (Appeals) in settling our 2000 – 2002 returns and expect to reach a resolution of most issues in early 2010. We do not expect the resolution to have a material impact on our unrecognized tax benefits. In early 2009, the IRS completed its field examination of our 2003 – 2005 income tax returns and issued its final Revenue Agent’s Report (RAR). This RAR assessed additional taxes related primarily to the timing of certain deductions related to our network assets. We made a deposit of $650 to reduce the accrual of interest while we continue to work with Appeals to resolve the contested issues. The IRS began its examination of our 2006 – 2008 income tax returns in 2009. During 2010, we expect to reach an accelerated resolution with the IRS for depreciation and amortization deductions claimed on our 2008 return related to a restructuring of our wireless operations. At this time, we are unable to estimate the impact of a resolution on our unrecognized tax benefits. The IRS has completed the examination of all acquired entity tax returns through 2003 (ATTC and AT&T Mobility through 2005) and, with the exception of BellSouth, all years through 2001 are closed. We expect the IRS to complete its examination of the BellSouth 2004 – 2005 income tax returns during 2010.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The components of income tax expense are as follows:

	2009	2008	2007
Federal:
Current	$2,852	$1,160	$5,872
Deferred – net	2,194	5,163	(413)
	5,046	6,323	5,459
State, local and foreign:
Current	1,200	(13)	621
Deferred – net	(90)	726	173
	1,110	713	794
Total	$6,156	$7,036	$6,253

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, income from discontinued operations, extraordinary items and cumulative effect of accounting changes is as follows:

	2009	2008	2007
Taxes computed at federal statutory rate	$6,649	$7,057	$6,440
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	559	497	549
Other – net	(1,052)	(518)	(737)
Total	$6,156	$7,036	$6,252
Effective Tax Rate	32.4%	34.9%	34.0%

NOTE 11. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. Many of our management employees participate in pension plans that have a traditional pension formula (i.e., a stated percentage of employees’ adjusted career income) and a frozen cash balance or defined lump sum formula. In 2005, the management pension plan for those employees was amended to freeze benefit accruals previously earned under a cash balance formula. Each employee’s existing cash balance continues to earn interest at a variable annual rate. After this change, those management employees, at retirement, may elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. Management employees of former ATTC, BellSouth, AT&T Mobility and new hires after 2006 participate in cash balance pension plans. Nonmanagement employees’ pension benefits are generally calculated using one of two formulas: benefits are based on a flat dollar amount per year according to job classification or are calculated under a cash balance plan that is based on an initial cash balance amount and a negotiated annual pension band and interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

On December 31, 2009, the AT&T Pension Plan and the Cingular Wireless Pension Plan were merged into the AT&T Puerto Rico Pension Benefit Plan. At November 1, 2008, BellSouth pension plans and U.S. Domestic ATTC bargained employees were merged in the AT&T Pension Benefit Plan. At December 31, 2007, defined benefit pension plans formerly sponsored by Ameritech Publishing Ventures and AT&T Mobility were merged in the AT&T Pension Benefit Plan.

During 2009, union contracts covering 120,000 collectively bargained wireline employees expired. As of January 31, 2010, 86,000 employees covered by these expired collectively bargained wireline contracts have ratified new labor contracts. In the absence of an effective contract, the union is entitled to call a work stoppage.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For approximately 60,000 employees covered by these ratified agreements, the agreements provide for a three-year term and, for the vast majority of those covered employees, a 3 percent wage increase in years one and two, a wage increase in year three of 2.75 percent, and pension band increases of 2 percent for each year of the agreement. For both wage and pension band increases, there is a potential cost-of-living increase based on the Consumer Price Index for the third year. These agreements also provide for continued health care coverage with reasonable cost sharing.

For the remaining approximately 26,000 employees, the agreement provides for a four-year term with provisions substantially similar to the provisions of the ratified agreements discussed above, with a wage increase in year four of 2.75 percent and a potential cost-of-living increase in year four instead of in year three.

On February 8, 2010, the Company and the CWA announced a tentative agreement covering approximately 30,000 core wireline employees in the nine-state former BellSouth region, subject to ratification by those covered employees. The tentative agreement provides for a three-year term and, for the vast majority of those covered employees, a 3 percent wage increase in years one and two, a wage increase in year three of 2.75 percent, and pension band increases of 2 percent for each year of the agreement. These agreements also provide for continued health care coverage with reasonable cost sharing.

In August 2009, retirees were informed of medical and drug coverage changes. In addition, we adopted changes to our pension plans consistent with the Pension Protection Act of 2006 (PPA). Because of these modifications, our amortization of prior service (benefit) cost also changed, reducing costs by $128 in the third quarter of 2009. In the fourth quarter of 2009, our pension and postretirement costs have decreased, which is consistent with reductions that began in August 2009. These modifications will decrease costs in 2010.

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

For postretirement benefit plans, the benefit obligation is the “accumulated postretirement benefit obligation,” the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to the valuations date.

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Benefit obligation at beginning of year	$50,822	$53,522	$37,531	$40,385
Service cost - benefits earned during the period	1,070	1,173	334	429
Interest cost on projected benefit obligation	3,355	3,319	2,434	2,550
Amendments	(685)	(15)	(3,115)	(4)
Actuarial loss (gain)	2,439	(1,450)	1,402	(3,406)
Special termination benefits	118	70	9	5
Settlements	-	-	-	-
Benefits paid	(6,269)	(5,795)	(2,370)	(2,548)
Other	-	(2)	-	120
Benefit obligation at end of year	$50,850	$50,822	$36,225	$37,531

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Fair value of plan assets at beginning of year	$46,828	$70,810	$10,175	$16,999
Actual return on plan assets	6,312	(18,190)	1,991	(4,688)
Benefits paid1	(6,269)	(5,795)	(823)	(2,301)
Contributions	2	-	195	165
Other	-	3	(25)	-
Fair value of plan assets at end of year	46,873	46,828	11,513	10,175
Funded (unfunded) status at end of year2	$(3,977)	$(3,994)	$(24,712)	$(27,356)
At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts. Required pension funding is determined in accordance with Employee Retirement Income Security Act (ERISA) regulations.

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Current portion of employee benefit obligation1	$-	$-	$(2,021)	$(729)
Employee benefit obligation2	(3,977)	(3,994)	(22,691)	(26,627)
Net amount recognized	$(3,977)	$(3,994)	$(24,712)	$(27,356)
1 Included in “Accounts payable and accrued liabilities.”
2 Included in “Postemployment benefit obligation.”

Amounts included in our accumulated other comprehensive income that have not yet been recognized in net periodic benefit cost at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Net loss	$23,041	$23,004	$3,991	$3,695
Prior service cost (credit)	(181)	562	(4,644)	(1,999)
Total	$22,860	$23,566	$(653)	$1,696

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $49,122 at December 31, 2009, and $48,618 at December 31, 2008.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our consolidated statements of income was $1,921, $324 and $1,078 for the years ended December 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables present the components of net periodic benefit obligation cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost
	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Service cost - benefits earned during the period	$1,070	$1,173	$1,257	$334	$429	$511
Interest cost on projected benefit obligation	3,355	3,319	3,220	2,434	2,550	2,588
Expected return on plan assets	(4,561)	(5,602)	(5,468)	(955)	(1,327)	(1,348)
Amortization of prior service cost
(credit) and transition asset	58	133	142	(469)	(360)	(359)
Recognized actuarial (gain) loss	656	10	241	(1)	(1)	294
Net pension and postretirement cost (benefit)1	$578	$(967)	$(608)	$1,343	$1,291	$1,686
1	During 2009, 2008 and 2007, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced postretirement benefit cost by $255, $263 and $342. This effect is included in several line items above.

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Net loss (gain)	$435	$13,857	$(2,131)	$(1,242)	$1,716	$(2,525)
Prior service cost (credit)	(392)	(16)	139	(322)	32	(28)
Amortization of net loss (gain)	412	4	154	(1)	-	181
Amortization of prior service cost (credit)	69	83	78	(223)	(222)	(223)
Total recognized in net pension and postretirement cost and other comprehensive income	$524	$13,928	$(1,760)	$(1,788)	$1,526	$(2,595)

The estimated net loss for pension benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $683, and the prior service credit for pension benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $16. The estimated net gain for postretirement benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $8, and the prior service credit for postretirement benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $625.

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2009	2008	2007
Discount rate for determining projected benefit obligation at December 31	6.50%	7.00%	6.50%
Discount rate in effect for determining net cost (benefit)	7.00%	6.50%	6.00%
Long-term rate of return on plan assets	8.50%	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation and net pension cost (benefit)	4.00%	4.00%	4.00%

Approximately 10% of pension and postretirement costs are capitalized as part of construction labor, providing a small reduction in the net expense recorded. Uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed. GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the market-related value of assets (MRVA) equally over a period of not more than five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA to less than five years. Due to investment losses on plan assets experienced in 2008, this methodology contributed approximately $1,577 to our combined net pension and postretirement cost in 2009 as compared with not using this methodology. This methodology did not have a material impact on 2008 and 2007 combined net pension and postretirement benefits. Should the securities markets decline or medical and prescription drug costs increase at a rate greater than assumed, we would expect increasing annual combined net pension and postretirement costs for the next several years. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Discount Rate  Our assumed discount rate of 6.50% at December 31, 2009, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2009, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $2,065 and an increase in our postretirement benefit obligation of $1,847. For the year ended December 31, 2008, we increased our discount rate by 0.50%, resulting in a decrease in our pension plan benefit obligation of $2,176 and a decrease in our postretirement benefit obligation of $2,154.

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets of 8.50% for 2010 and 2009 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. However, the dramatic adverse market conditions in 2008 have skewed traditional measures of long-term return, such as the 10-year return, which was 3.67% through 2009 and 4.21% through 2008, compared with 9.18% through 2007. The severity of the 2008 losses may make the 10-year return less of a relevant factor in future expectations. In 2009, we experienced actual returns on investments much greater than what was expected, which will create a reduction in combined pension and postretirement costs for 2010. Based on the future expectations for the target asset mix, this assumption will remain unchanged for 2010. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisors. This assumption, which is based on our long-term expectations of market returns in future years, is one of the most significant of the weighted-average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. If all other factors were to remain unchanged, we expect that a 1% decrease in the expected long-term rate of return would cause 2010 combined pension and postretirement cost to increase $639.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase of 4% reflects the long-term average rate of salary increases.

Health Care Cost Trend  Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. In addition to the health care cost trend, we assume an annual 3% growth in administrative expenses and an annual 3% growth in dental claims. Due to benefit design changes (e.g., increased co-pays and deductibles for prescription drugs and certain medical services), we have generally experienced  better-than-expected claims cost in recent years. The following table provides our assumed average health care cost trend based on the demographics of plan participants:

	2010	2009
Health care cost trend rate assumed for current year
Retirees 64 and under	5.00%	5.21%
Retirees 65 and over	5.00%	5.36%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that rate reaches the ultimate trend rate	2010	2010

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-Point Increase	One Percentage- Point Decrease
Increase (decrease) in total of service and interest cost components	$325	$(266)
Increase (decrease) in accumulated postretirement benefit obligation	3,423	(2,842)

Prior to August 2009, a majority of our labor contracts contained an annual dollar cap for nonmanagement retirees who retire during the term of the labor contract. However, we waived the cap during the relevant contract periods and thus did not collect contributions from those retirees. We have similarly waived the cap for nonmanagement retirees who retired prior to inception of the labor contract. In accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, we did not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., for GAAP purposes, we assumed the cap would be waived for all future contract periods). In August 2009, the company announced that the annual dollar caps would be enforced for some groups beginning in 2010, with alternative uncapped plans available and participants assumed to move to the uncapped plans. Consequently, no substantive assumptions about the annual caps being waived are reflected after August 2009.

We also changed from a static mortality table to a generational mortality table, creating an increase in our pension and postretirement benefit obligations as of December 31, 2009, as well as an increase in net pension and postretirement costs in 2010. Given full recognition of bargained changes, assumption changes and recognition of gains/losses, our combined pension and postretirement cost is expected to decrease for 2010 compared to 2009.

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets. The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios, to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy and risk level for the pension plan and VEBA assets are based on a study completed and approved during 2009.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The plans’ weighted-average asset target and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets			Postretirement (VEBA) Assets
	Target	2009	2008	Target	2009	2008
Equity securities:
Domestic	26% – 36%	34%	34%	34% – 44%	39%	39%
International	12% – 22%	16	16	22% – 32%	27	21
Fixed income securities	27% - 37%	30	30	15% - 25%	20	25
Real assets	6% – 16%	8	11	0% – 7%	2	3
Private equity	4% – 14%	10	9	0% – 9%	4	6
Other	0% - 5%	2	-	3% - 13%	8	6
Total		100%	100%		100%	100%

At December 31, 2009, AT&T securities represented less than one-half of a percent of assets held by our pension plans and VEBA trusts.

Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Fair Value Measurement” for further discussion.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Over-the-counter (OTC) securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using a series of techniques, such as Black-Scholes option pricing model, simulation models or a combination of various models.

Common/collective trust funds and 103-12 investment entities are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value.

Alternative investments, including investments in private equities, private bonds, limited partnerships, hedge funds, real assets and natural resources, do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Private equity, private bonds, limited partnership interests, hedge funds and other investments not having an established market are valued at net asset values as determined by the investment managers, which management has determined approximates fair value. Private equity investments are often valued initially based upon cost; however, valuations are reviewed utilizing available market data to determine if the carrying value of these investments should be adjusted. Such market data primarily includes observations of the trading multiples of public companies considered comparable to the private companies being valued. Investments in real assets funds are stated at the aggregate net asset value of the units of these funds, which management has determined approximates fair value. Real assets and natural resource investments are valued either at amounts based upon appraisal reports prepared by appraisers or at amounts as determined by an internal appraisal performed by the investment manager, which management has determined approximates fair value.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Fair Value Measurement
GAAP standards require disclosures for financial assets and liabilities that are remeasured at fair value at least annually. GAAP standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. See Note 9 “Fair Value Measurement and Disclosure” for a discussion of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2009:

	Pension Assets and Liabilities at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing investments	$134	$2,277	$-	$2,411
Equity securities:
Domestic	9,253	3,207	2	12,462
International	4,928	1,766	-	6,694
Fixed income securities:
U.S. Government and governmental agencies	-	5,295	-	5,295
Corporate and other bonds and notes	-	4,548	-	4,548
Private equity	36	10	5,312	5,358
Real assets	-	-	3,650	3,650
Other	128	206	-	334
Market value of securities on loan:
Interest bearing investments	-	300	-	300
Equity – domestic	1,907	1	-	1,908
Equity – international	597	15	-	612
U.S. Government and governmental agencies	-	2,962	-	2,962
Corporate bonds and notes	-	659	-	659
Other	22	8	-	30
Collateral value of securities lending	-	6,039	-	6,039
Total plan net assets at fair value	$17,005	$27,293	$8,964	$53,262
Other assets (liabilities)1				(6,389)
Total Plan Net Assets				$46,873
1 Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

	Postretirement Assets and Liabilities at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing investments	$49	$1,145	$-	$1,194
Equity securities:
Domestic	2,484	1,175	-	3,659
International	2,534	755	-	3,289
Fixed income securities:
U.S. Government and governmental agencies	-	1,507	-	1,507
Corporate and other bonds and notes	-	485	-	485
Private equity	-	-	583	583
Real assets	-	-	117	117
Other	33	11	-	44
Market value of securities on loan:
Equities - domestic	354	118	-	472
Equities – international	95	82	-	177
U.S. government bonds and notes	-	74	-	74
Corporate and other bonds and notes	-	15	-	15
Collateral value of securities lending	-	765	-	765
Total plan net assets at fair value	$5,549	$6,132	$700	$12,381
Other assets (liabilities)1				(868)
Total Plan Net Assets				$11,513
1 Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

The tables below set forth a summary of changes in the fair value of the pension and postretirement assets Level 3 investment assets for the year ended December 31, 2009:

Pension Assets	Equity - Domestic	Private equity	Real assets	Total
Balance, beginning of year	$21	$5,494	$5,281	$10,796
Actual return on plan assets:
Assets sold during the period	-	130	(41)	89
Assets still held at reporting date	10	(652)	(1,829)	(2,471)
Purchases, sales, issuances and settlements (net)	(29)	340	239	550
Balance, End of Year	$2	$5,312	$3,650	$8,964

Postretirement Assets	Private equity	Real assets	Total
Balance, beginning of year	$669	$210	$879
Actual return on plan assets:
Assets sold during the period	23	(34)	(11)
Assets still held at reporting date	(76)	(62)	(138)
Purchases, sales, issuances and settlements (net)	(33)	3	(30)
Balance, End of Year	$583	$117	$700

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2009. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2010	$4,897	$2,836	$(113)
2011	4,605	2,665	(121)
2012	4,578	2,627	(132)
2013	4,504	2,615	(143)
2014	4,432	2,596	(154)
Years 2015 – 2019	21,449	12,729	(944)

Supplemental Retirement Plans
We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated nonbankruptcy remote trust that are independently managed and used to provide for these benefits. These plans include supplemental pension benefits as well as compensation-deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral.

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts recorded as “Other noncurrent liabilities” on our consolidated balance sheets at December 31, 2009, was $2,139 and was $2,114 at December 31, 2008.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2009	2008
Projected benefit obligation	$(2,139)	$(2,114)
Accumulated benefit obligation	(2,058)	(2,023)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost	2009	2008
Service cost - benefits earned during the period	$11	$13
Interest cost on projected benefit obligation	140	141
Amortization of prior service cost	5	6
Recognized actuarial loss	10	21
Net supplemental retirement pension cost	$166	$181

Other Changes Recognized in Other Comprehensive Income	2009	2008
Net loss (gain)	$51	$(66)
Prior service cost (credit)	(5)	-
Amortization of net loss (gain)	7	11
Amortization of prior service cost	3	4
Total recognized in net supplemental pension cost and other comprehensive income	$56	$(51)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The estimated net loss for our supplemental retirement plan benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $16, and the prior service cost for our supplemental retirement plan benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $2.

Deferred compensation expense was $95 in 2009, $54 in 2008 and $106 in 2007. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,031 at December 31, 2009, and $1,054 at December 31, 2008.

Non-U.S. Plans
As part of our ATTC acquisition, we acquired certain non-U.S. operations that have varying types of pension programs providing benefits for substantially all of their employees and, to a limited group, postemployment benefits. The net amounts recorded as “Postemployment benefit obligation” on our consolidated balance sheets at December 31, 2009 and 2008, were $(9) and $(7).

	2009	2008
Benefit obligations at end of year	$(1,040)	$(786)
Fair value of plan assets	1,049	793
Funded status at end of year	$9	$7

The following table provides information for certain non-U.S. defined-benefit pension plans with plan assets in excess of accumulated benefit obligations:

	2009	2008
Projected benefit obligation	$1,040	$786
Accumulated benefit obligation	975	700
Fair value of plan assets	1,049	793

Our International Pension Assets are composed of Level 1 and Level 2 assets. Level 2 assets are primarily made up of corporate bonds, notes and real assets totaling $688. The remaining assets at fair value are Level 1 assets totaling $361, related to equity investments and cash.

In determining the projected benefit obligation for certain non-U.S. defined-benefit pension plans, we use assumptions based upon interest rates relative to each country in which we sponsor a plan. Additionally, the expected return is based on the investment mix relative to each plan’s assets. Following are the significant weighted-average assumptions:

	2009	2008
Discount rate for determining projected benefit obligation at December 31	5.16%	6.20%
Discount rate in effect for determining net cost (benefit)	6.20%	5.57%
Long-term rate of return on plan assets	6.24%	6.13%
Composite rate of compensation increase for determining projected benefit obligation at December 31	3.99%	4.06%
Composite rate of compensation increase for determining net pension cost	4.06%	4.25%

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net Periodic Benefit Cost	2009	2008
Service cost - benefits earned during the period	$22	$25
Interest cost on projected benefit obligation	47	54
Expected return on assets	(58)	(60)
Amortization of actuarial (gain)	(17)	(5)
Net pension cost	$(6)	$14

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Other Changes Recognized in Other Comprehensive Income	2009	2008
Net loss (gain)	$75	$70
Amortization of net loss (gain)	(8)	(2)
Amortization of prior service cost	-	-
Total recognized in net pension cost and other comprehensive income	$67	$68

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $1.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $586, $664 and $633 for the years ended December 31, 2009, 2008 and 2007.

NOTE 12. SHARE-BASED PAYMENT

We account for our share-based payment arrangements using GAAP standards for share-based awards. Our accounting under these standards may affect our ability to fully realize the value shown on our consolidated balance sheets of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the exercise price plus the fair value of the options at the grant date. The provisions of GAAP standards for share-based awards do not allow a valuation allowance to be recorded unless our future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our consolidated balance sheets. However, to the extent that additional tax benefits are generated in excess of the deferred taxes associated with compensation expense previously recognized, the potential future impact on income would be reduced.

At December 31, 2009, we had various share-based payment arrangements, which we describe in the following discussion. The compensation cost recognized for those plans was $317 for 2009, compared to $166 for 2008 and $720 for 2007, and is included in “Selling, general and administrative” in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $121 for 2009, compared to $63 for 2008 and $275 for 2007.

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock units. Stock options issued through December 31, 2009, carry exercise prices equal to the market price of our stock at the date of grant. Beginning in 1994 and ending in 1999, certain employees of AT&T Teleholdings, Inc. (formerly known as Ameritech) were awarded grants of nonqualified stock options with dividend equivalents. Prior to 2006, depending on the grant, stock options vesting could occur up to five years from the date of grant, with most options vesting ratably over three years. Stock options granted as part of a deferred compensation plan do not have a vesting period; since 2006, these are the only options issued by AT&T. Performance stock units, which are nonvested stock units, are granted to key employees based upon our stock price at the date of grant and are awarded in the form of AT&T common stock and cash at the end of a two- to three-year period, subject to the achievement of certain performance goals. Other nonvested stock units are valued at the market price of our common stock at the date of grant and vest typically over a two- to five-year period. As of December 31, 2009, we were authorized to issue up to 110 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees, and directors pursuant to these various plans.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The compensation cost that we have charged against income for our share-based payment arrangements was as follows:

	2009	2008	2007
Performance stock units	$290	$152	$620
Stock options	8	11	14
Restricted stock	21	9	68
Other	(2)	(6)	18
Total	$317	$166	$720

The estimated fair value of the options when granted is amortized to expense over the options’ vesting or required service period. The fair value for these options, for the indicated years ended, was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	3.17%	3.96%	5.01%
Dividend yield	6.82%	4.36%	3.65%
Expected volatility factor	19.65%	18.76%	20.75%
Expected option life in years	7.00	7.00	7.00

A summary of option activity as of December 31, 2009, and changes during the year then ended, is presented below (shares in millions):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value 1
Outstanding at January 1, 2009	204	$39.41
Granted	3	24.06
Exercised	(1)	23.41
Forfeited or expired	(28)	54.86
Outstanding at December 31, 2009	178	36.79	1.86	$115
Exercisable at December 31, 2009	175	$37.01	1.73	$103
Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

The weighted-average fair value of each option granted during the period was $1.84 for 2009, compared to $5.04 for 2008 and $7.71 for 2007. The total intrinsic value of options exercised during 2009 was $5, compared to $78 for 2008 and $667 for 2007.

It is our policy to satisfy share option exercises using our treasury shares. The actual excess tax benefit realized for the tax deductions from option exercises from these arrangements was less than $1 in 2009, compared to $10 for 2008 and $77 for 2007.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2009, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	24	$35.18
Granted	16	24.80
Vested	(14)	34.51
Forfeited	-	28.67
Nonvested at December 31, 2009	26	$26.48

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

As of December 31, 2009, there was $365 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.88 years. The total fair value of shares vested during the year was $471 for 2009, compared to $554 for 2008 and $345 for 2007.

NOTE 13. STOCKHOLDERS’ EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2007, the Board of Directors authorized the repurchase of up to 400 million shares of our common stock. This authorization replaced previous authorizations and expired on December 31, 2009. As of December 31, 2009, we had repurchased approximately 164 million shares under this program.

During the Annual Meeting of Shareholders in April 2009, shareholders approved the increase of authorized common shares of AT&T stock from 7 billion to 14 billion, with no change to the currently authorized 10 million preferred shares of AT&T stock. As of December 31, 2009 and 2008, no preferred shares were outstanding.

In December 2009, the Company declared its quarterly dividend, which reflected an increase in the amount per share of common stock from $0.41 to $0.42.

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2009	2008
Accounts payable and accrued liabilities:
Accounts payable	$7,514	$6,921
Accrued rents and other	3,335	4,437
Accrued payroll and commissions	2,430	2,401
Deferred directory revenue	1,491	1,984
Accrued interest	1,717	1,471
Compensated future absences	563	609
Current portion of employee benefit obligation	2,021	729
Other	1,928	1,480
Total accounts payable and accrued liabilities	$20,999	$20,032
Deferred compensation (included in Other noncurrent liabilities)	$1,633	$1,648

Consolidated Statements of Income	2009	2008	2007
Advertising expense	$2,797	$3,073	$3,430
Interest expense incurred	$4,119	$4,049	$3,678
Capitalized interest	(740)	(659)	(171)
Total interest expense	$3,379	$3,390	$3,507

Consolidated Statements of Cash Flows	2009	2008	2007
Cash paid during the year for:
Interest	$3,873	$3,727	$3,445
Income taxes, net of refunds	4,471	5,307	4,013

Consolidated Statements of Changes in Stockholders’ Equity	2009	2008	2007
Accumulated other comprehensive income (loss) is composed of the following components, net of taxes, at December 31:
Foreign currency translation adjustment	$(761)	$(912)	$(469)
Unrealized gains on securities	324	100	375
Unrealized gains (losses) on cash flow hedges	142	(483)	(226)
Defined benefit postretirement plans	(14,112)	(15,761)	(59)
Other	(1)	(1)	(1)
Accumulated other comprehensive (loss)	$(14,408)	$(17,057)	$(380)

No customer accounted for more than 10% of consolidated revenues in 2009, 2008 or 2007.

A majority of our employees are represented by labor unions as of year-end 2009.

NOTE 15. CONTINGENT LIABILITIES

In addition to issues specifically discussed elsewhere, we are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In accordance with GAAP standards for contingencies, in evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position, results of operations or cash flows.

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $2,890 in 2010, $4,095 in total for 2011 and 2012, $2,549 in total for 2013 and 2014 and $694 in total for years thereafter.

See Note 9 for a discussion of collateral and credit-risk contingencies.

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table represents our quarterly financial results:

							Stock Price
Calendar Quarter	Total Operating Revenues	Operating Income	Net Income	Net Income Attributable to AT&T	Basic Earnings Per Share1	Diluted Earnings Per Share1	High	Low	Close
2009
First	$30,571	$5,737	$3,201	$3,126	$0.53	$0.53	$29.46	$21.44	$25.20
Second	30,734	5,506	3,276	3,198	0.54	0.54	27.09	23.38	24.84
Third	30,855	5,388	3,275	3,192	0.54	0.54	27.68	23.19	27.01
Fourth	30,858	4,861	3,091	3,019	0.51	0.51	28.61	25.00	28.03
Annual	$123,018	$21,492	$12,843	$12,535	2.12	2.12

2008
First	$30,744	$5,980	$3,519	$3,461	$0.58	$0.57	$41.94	$32.95	$38.30
Second	30,866	6,567	3,843	3,772	0.64	0.63	40.70	32.63	33.69
Third	31,342	5,618	3,289	3,230	0.55	0.55	33.58	27.51	27.92
Fourth	31,076	4,898	2,477	2,404	0.41	0.41	30.65	20.90	28.50
Annual	$124,028	$23,063	$13,128	$12,867	2.17	2.16
Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, AT&T management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

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
Randall Stephenson                                                                                 Richard G. Lindner
Chairman of the Board,                                                                            Senior Executive Vice President and
Chief Executive Officer and President                                                   Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2009 the Company changed its presentation of noncontrolling interests with the adoption of FASB statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51, (codified in FASB Accounting Standards Codification (ASC) Topic 810, Consolidation) effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP.
Dallas, Texas
February 25, 2010

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP.
Dallas, Texas
February 25, 2010