Form 10-K, Exhibit 13
period 2010-12-31
AT&T INC.
filed 2011-03-01
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 or for the year ended:	2010	2009	1	2008	1	2007	1	2006	1,2
As Adjusted
Financial Data
Operating revenues	$124,280	$122,513	$123,443	$118,322	$62,518
Operating expenses	$104,707	$101,513	$125,133	$89,181	$44,521
Operating income (loss)	$19,573	$21,000	$(1,690)	$29,141	$17,997
Interest expense	$2,994	$3,368	$3,369	$3,460	$1,800
Equity in net income of affiliates	$762	$734	$819	$692	$2,043
Other income (expense) – net	$897	$152	$(332)	$814	$398
Income tax expense (benefit)	$(1,162)	$6,091	$(2,210)	$9,917	$6,088
Net Income (Loss)	$20,179	$12,447	$(2,364)	$17,228	$12,547
Less: Net Income Attributable to Noncontrolling Interest	$(315)	$(309)	$(261)	$(196)	$(5)
Net Income (Loss) Attributable to AT&T	$19,864	$12,138	$(2,625)	$17,032	$12,542
Earnings (Loss) Per Common Share:
Net Income (Loss) Attributable to AT&T	$3.36	$2.06	$(0.44)	$2.78	$3.23
Earnings (Loss) Per Common Share – Assuming Dilution:
Net Income (Loss) Attributable to AT&T	$3.35	$2.05	$(0.44)	$2.76	$3.22
Total assets	$268,488	$268,312	$264,700	$274,951	$270,118
Long-term debt	$58,971	$64,720	$60,872	$57,253	$50,062
Total debt	$66,167	$72,081	$74,990	$64,112	$59,795
Construction and capital expenditures	$20,302	$17,294	$20,290	$17,831	$8,337
Dividends declared per common share	$1.69	$1.65	$1.61	$1.47	$1.35
Book value per common share	$18.94	$17.28	$16.35	$19.07	$18.52
Ratio of earnings to fixed charges6	4.52	4.42	-	6.95	8.67
Debt ratio	37.1%	41.4%	43.8%	35.7%	34.1%
Weighted average common shares outstanding (000,000)	5,913	5,900	5,927	6,127	3,882
Weighted average common shares
outstanding with dilution (000,000)	5,938	5,924	5,958	6,170	3,902
End of period common shares outstanding (000,000)	5,911	5,902	5,893	6,044	6,239
Operating Data
Wireless connections (000)3	95,536	85,120	77,009	70,052	60,962
In-region network access lines in service (000)	43,678	49,392	55,610	61,582	66,469
Broadband connections (000)4,5	17,755	17,254	16,265	14,802	12,170
Number of employees	266,590	282,720	302,660	309,050	304,180

1	Financial data for 2006 – 2009 has been adjusted to reflect our voluntary change in accounting for pension and postretirement benefits. See Note 1 to consolidated financial statements.
2	Our 2006 income statement amounts reflect results from BellSouth Corporation (BellSouth) and AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC, for the two days following the December 29, 2006 acquisition. Our 2006 balance sheet and end-of-year metrics include 100% of BellSouth and AT&T Mobility. Prior to the December 29, 2006 BellSouth acquisition, AT&T Mobility was a joint venture in which we owned 60% and was accounted for under the equity method.
3	The number presented represents 100% of AT&T Mobility cellular/PCS customers.
4	Broadband connections include in-region DSL lines, in-region U-verse High Speed Internet access, satellite broadband and 3G LaptopConnect cards.
5	Prior-period amounts restated to conform to current period reporting methodology.
6	Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.

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

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2011 in the “Operating Environment and Trends of the Business” section.

				Percent Change
				2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
Operating Revenues	$124,280	$122,513	$123,443	1.4%	(0.8)%
Operating expenses
Cost of services and sales	52,263	50,571	56,688	3.3	(10.8)
Selling, general and administrative	33,065	31,427	48,772	5.2	(35.6)
Depreciation and amortization	19,379	19,515	19,673	(0.7)	(0.8)
Total Operating Expenses	104,707	101,513	125,133	3.1	(18.9)
Operating Income (Loss)	19,573	21,000	(1,690)	(6.8)	-
Interest expense	2,994	3,368	3,369	(11.1)	-
Equity in net income of affiliates	762	734	819	3.8	(10.4)
Other income (expense) – net	897	152	(332)	-	-
Income (loss) from continuing operations before income taxes	18,238	18,518	(4,572)	(1.5)	-
Income (loss) from continuing operations	19,400	12,427	(2,362)	56.1	-
Net Income (Loss) Attributable to AT&T	$19,864	$12,138	$(2,625)	63.7%	-

Overview
Operating income decreased $1,427, or 6.8%, in 2010 and increased $22,690 in 2009. Our operating income margin was 15.7% in 2010, down from 17.1% in 2009 and up from (1.4)% in 2008. Operating income includes actuarial losses related to pension and postretirement benefit plans, which were non-cash losses of $2,521 in 2010, $215 in 2009 and $25,150 in 2008 (see Note 11). Excluding the impacts of these actuarial losses, operating income in 2010 reflected growth in wireless service revenue, driven mostly by our subscriber growth and growth in wireless data revenue, along with an increase in wireline data revenue resulting from growth in Internet Protocol (IP) data revenue, partially offset by the continuing decline in voice and print directory advertising revenue. Excluding the variance in actuarial losses in 2009 as compared to 2008, operating income in 2009 decreased primarily due to the decline in voice revenues and directory print advertising and the higher cost of equipment sales.

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. As part of this change, we have elected to immediately recognize the non-cash actuarial gains and losses in our operating results in the year in which the gains and losses occur. The most significant factors contributing to actuarial gains and losses are actual returns on plan assets, the interest rate used to discount our benefit obligations and actual healthcare cost experience. We have applied this change retrospectively, adjusting all prior periods. See “Significant Accounting Policies and Estimates” and Note 1 for further discussion of the change and the impact to our operating results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operating revenues increased $1,767, or 1.4%, in 2010 and decreased $930, or 0.8%, in 2009. Revenues in 2010 reflect the continued growth in wireless service revenue, driven mostly by our increase in average subscribers along with a significant increase in wireless data revenue, stemming from higher integrated device sales and customer usage. Adding to the increase, we had higher wireline data revenue largely due to growth in IP-related services, driven by AT&T U-verseSM (U-verse) subscriber growth. These increases were partially offset by the continuing decline in voice revenues, due to decreasing access lines, and a decline in print directory advertising revenue. The decline in 2009 reflects decreases in voice and directory revenue, partially offset by growth in wireless service revenue along with an increase in wireline data revenue.

The declines in our voice and advertising revenues reflect continuing economic pressures on our customers as well as increasing competition. Total switched access lines decreased 11.6% in 2010 and 11.2% in 2009. Customers disconnecting access lines switched to wireless, Voice over Internet Protocol (VoIP) and cable offerings or terminated service permanently as businesses closed or consumers left residences. While we lose wireline voice revenues, we have the opportunity to increase wireless service or wireline data revenues should these customers choose us as their wireless or VoIP provider. We also continue to expand our VoIP service for customers who have access to our U-verse video service.

Cost of services and sales expenses increased $1,692, or 3.3%, in 2010 and decreased $6,117, or 10.8%, in 2009. Excluding the increase of more than $700 in expense related to the previously discussed actuarial loss, expenses increased in 2010 primarily due to higher wireless integrated device costs, higher interconnect and network system costs, and higher Universal Service Fund (USF) costs. Partially offsetting these increases were lower service- and financing-related costs associated with our pension and postretirement benefits (referred to as “pension/OPEB expenses”), a decrease in other employee-related costs and lower traffic compensation. Excluding the decrease of almost $8,000 in expense related to the actuarial loss, expense increases in 2009 were primarily due to higher equipment costs related to advanced integrated devices and increased pension/OPEB expenses.

Selling, general and administrative expenses increased $1,638, or 5.2%, in 2010 and decreased $17,345, or 35.6%, in 2009. Excluding an increase of almost $1,600 in expense related to the actuarial loss, expenses were higher in 2010 primarily due to increases in advertising and various support expenses. These increases were mostly offset by lower bad debt expense along with lower pension/OPEB expenses and other employee-related costs. Excluding the decrease of almost $17,000 in expense related to the actuarial loss, the decrease in 2009 was primarily due to declines in employee-related costs resulting from workforce reductions, decreases in materials and supplies expense along with wireless advertising and promotional expenses. These decreases were partially offset by increased pension/OPEB expenses, and higher commissions, customer service costs and IT/interconnect costs resulting from wireless subscriber growth along with increased support for data services and integrated devices.

Depreciation and amortization expenses decreased $136, or 0.7%, in 2010 and $158, or 0.8%, in 2009. The decreases in 2010 and 2009 were primarily due to lower amortization of intangibles related to customer relationships associated with acquisitions, partially offset by higher depreciation related to capital spending for network upgrades and expansion.

Interest expense decreased $374, or 11.1%, in 2010 and $1 in 2009. The decline in interest expense for 2010 was primarily due to a decrease in our average debt balances, along with a decrease in our weighted average interest rate.

Equity in net income of affiliates increased $28, or 3.8%, in 2010 and decreased $85, or 10.4%, in 2009. The 2010 increase was primarily due to improved results at América Móvil, S.A. de C.V. (América Móvil). The 2009 decrease was primarily due to foreign currency translation losses at América Móvil, Télefonos de México, S.A. de C.V. (Telmex), and Telmex Internacional, S.A.B. de C.V. (TI), partially offset by improved results at América Móvil.

Other income (expense) – net  We had other income of $897 in 2010 and $152 in 2009, and other expense of $332 in 2008. Results for 2010 included a $658 gain on the exchange of TI shares for América Móvil shares, $197 gain on the sale of investments and $110 of interest and leveraged lease income, partially offset by $98 of investment impairments.

Other income for 2009 included a $112 gain on the sale of investments, $100 of interest and leveraged lease income, and $42 of gains on the sale of a professional services business, partially offset by $102 of investment impairments. Other expense for 2008 included losses of $467 related to investment impairments, partially offset by $156 of interest and leveraged lease income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Income tax expense decreased $7,253 in 2010 and increased $8,301 in 2009. The decrease in income tax in 2010 resulted primarily from a settlement with the Internal Revenue Service (IRS) related to a 2008 restructuring of our wireless operations, which decreased our income taxes by $8,300. This income tax benefit was partially offset by a $995 charge recorded during the first quarter of 2010 to reflect the deferred tax impact of enacted U.S. healthcare legislation (see Note 10). Our 2009 income tax expense increased as a result of an increase in our Income from Continuing Operations Before Income Taxes, primarily due to a decrease in actuarial losses on our pension and postretirement benefit plans. This increase was partially offset by the recognition of income tax benefits related to audit issues and judicial developments. Our effective tax rate (benefit) in 2010 was (6.4)%, compared to 32.9% in 2009 and 48.3% in 2008.

Income (loss) from discontinued operations, net of tax increased $759 in 2010 and $22 in 2009. The increase in 2010 was primarily attributable to the gain of $769 on our third-quarter 2010 sale of our subsidiary Sterling Commerce Inc. (Sterling).

Segment Results

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes. We make our capital allocations decisions primarily based on the network (wireless or wireline) providing services. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Each segment’s percentage of total segment operating revenue and income calculations is derived from our segment results table in Note 4. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The Wireless segment accounted for approximately 47% of our 2010 total segment operating revenues as compared to 44% in 2009 and 67% of our 2010 total segment income as compared to 63% in 2009. This segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The Wireline segment accounted for approximately 49% of our 2010 total segment operating revenues as compared to 52% in 2009 and 34% of our 2010 total segment income as compared to 38% in 2009. This segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verse TV, high-speed broadband and voice services and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements.

The Advertising Solutions segment accounted for approximately 3% of our 2010 total segment operating revenues as compared to 4% in 2009 and 4% of our 2010 total segment income as compared to 6% in 2009. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising, Internet-based advertising and local search.

The Other segment accounted for approximately 1% of our 2010 and 2009 total segment operating revenues. Since segment operating expenses exceeded revenue in both years, a segment loss was incurred in both 2010 and 2009. This segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest cost and expected return on pension and postretirement benefits assets. In May 2010, we announced the sale of Sterling, which we closed in August 2010. The Other segment results for all periods shown have been restated to exclude the results of Sterling, which are now reflected in discontinued operations (see Note 2).

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits as well as the attribution of those benefit costs to our segments (see Note 1). Historically, the total benefit costs were attributed to each segment. As part of the benefit accounting change, the service cost and the amortization of prior service costs, which represent the benefits earned by active employees during the period, will continue to be attributed to the segment in which the employee is employed, while interest cost and expected return on assets will now be recorded in the Other segment as those financing activities are managed on a corporate level. Actuarial gains and losses resulting from the remeasurement of our pension and postretirement benefit plans, which generally only occurs in the fourth quarter, will be reflected in AT&T’s consolidated results only. We have adjusted prior-period segment information to conform to the current period’s presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Historically, intersegment activity had been reported as revenue in the billing segment and operating expense in the purchasing segment. Upon consolidation, the intersegment revenue and expense were eliminated with the consolidated results reflecting the cash operating and depreciation expense of providing the intersegment service. As part of AT&T’s ongoing initiatives to manage its business from an external customer perspective, we no longer report intersegment revenue and report the cash operating and depreciation expense related to intersegment activity in the purchasing segment, which provided services to the external customer. While this change did not affect AT&T’s total consolidated results, the impact to each operating segment varied. In particular, the Wireless segment, as a purchaser of network, IT and other services from the Wireline segment, experienced a reduction in cash operating expense partially offset by increased depreciation expense, with the net result being increased operating margins. This change was effective with the reporting of operating results for the quarter ended March 31, 2010. We have applied this change retrospectively, adjusting prior-period segment information.

The following sections discuss our operating results by segment. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Wireless
Segment Results
				Percent Change
				2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
Segment operating revenues
Service	$53,510	$48,563	$44,249	10.2%	9.7%
Equipment	4,990	4,941	4,925	1.0	0.3
Total Segment Operating Revenues	58,500	53,504	49,174	9.3	8.8
Segment operating expenses
Operations and support	36,746	33,631	31,530	9.3	6.7
Depreciation and amortization	6,497	6,043	6,025	7.5	0.3
Total Segment Operating Expenses	43,243	39,674	37,555	9.0	5.6
Segment Operating Income	15,257	13,830	11,619	10.3	19.0
Equity in Net Income of Affiliates	9	9	6	-	50.0
Segment Income	$15,266	$13,839	$11,625	10.3%	19.0%

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The following table highlights other key measures of performance for the Wireless segment:

	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
Wireless Customers (000)	95,536	85,120	77,009	12.2%	10.5%
Net Customer Additions (000)1	8,853	7,278	6,699	21.6%	8.6%
Total Churn	1.31%	1.47%	1.70%	(16) BP	(23) BP

Postpaid Customers (000)	68,041	64,627	59,653	5.3%	8.3%
Net Postpaid Customer Additions (000)1	2,153	4,199	4,523	(48.7)%	(7.2)%
Postpaid Churn	1.09%	1.13%	1.18%	(4) BP	(5) BP

Prepaid Customers (000)	6,524	5,350	6,106	21.9%	(12.4)%
Net Prepaid Customer Additions (000)1	952	(801)	71	-	-

Reseller Customers (000)	11,645	10,439	8,589	11.6%	21.5%
Net Reseller Customer Additions (000)1	1,140	1,803	1,102	(36.8)%	63.3%

Connected Device Customers (000)	9,326	4,704	2,661	98.3%	76.8%
Net Connected Device Customer Additions (000)	4,608	2,077	1,003	-	-
1 Excludes merger and acquisition-related additions during the period.

Wireless Metrics
Customer Additions As of December 31, 2010, we served 95.5 million wireless customers. Higher net customer additions (net additions) in 2010 and 2009 were primarily attributable to higher net connected devices additions and additions in our reseller customer business. Connected devices, such as eReaders, security systems, fleet management and global positioning systems, as well as tablets (predominantly reflected in our prepaid customer category) are data-centric devices, with customers typically on lower-priced data-only plans compared with customers on our postpaid plans. During 2010, we also continued to see an increase in gross and net additions related to the sale of integrated devices (handsets which allow Internet access as well as voice). Lower net postpaid additions in 2010 and 2009 reflected slowing growth in the industry subscriber base and lower postpaid churn throughout the industry. We expect revenue growth to continue to shift from voice toward data revenues with increasing penetration rates for integrated devices and additional sales of data-centric devices.

Average service revenue per user (ARPU) declined 1.8% in 2010, reflecting strong growth in connected devices and tablet subscribers, who typically have a lower ARPU compared to ARPU generated by our other customers. ARPU growth was flat in 2009, due to increased data services ARPU growth offsetting declining voice and other service ARPU. Data services ARPU increased 14.7% in 2010 and 22.0% in 2009. We expect continued revenue growth from data services, as more customers purchase integrated devices and data-centric devices, and as we continue to expand our network. Voice and other service ARPU declined 8.6% and 6.5% in 2010 and 2009.

ARPU from postpaid customers increased 2.9% in 2010 and 2.8% in 2009, reflecting usage of more advanced integrated devices by these customers, evidenced by an increase in postpaid data services ARPU of 19.3% in 2010 and 23.7% in 2009. Of our total postpaid customers, 61.0% now use integrated devices, up from 46.8% a year earlier. The growth in postpaid data services ARPU in 2010 and 2009 was partially offset by a 4.1% decrease in 2010 and a 4.0% decrease in 2009 in postpaid voice and other service ARPU. Postpaid voice and other service ARPU declined due to lower access and airtime charges, roaming revenues, and long-distance usage. Continued growth in our family plans (FamilyTalk® Plans) customer base, which has lower ARPU than traditional postpaid customers, has also contributed to these declines. We expect continued pressure on voice and other service ARPU.

Churn  The effective management of customer churn (churn rate) is critical to our ability to maximize revenue growth and to maintain and improve margins. Churn rate is calculated by dividing the aggregate number of wireless customers who cancel service during a period by the total number of wireless customers at the beginning of that period. The churn rate for an annual period is equal to the average of the churn rate for each month of that period. Ongoing improvement in our total and postpaid churn rates contributed to our net additions in 2010 and 2009. These churn rate declines reflect network enhancements and broader coverage, more affordable rate plans and exclusive devices, continued growth in FamilyTalk® Plans, and free mobile-to-mobile calling among our wireless customers. Data-centric device customers, who generally have the lowest churn rate among our wireless customers, also contributed to overall churn improvement due to their increased share of net additions for 2010 and 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless Customer Relationships
The wireless industry continues to mature. Accordingly, we believe that future wireless growth will increasingly depend on our ability to offer innovative services and devices. To attract and retain customers, we offer a wide variety of service plans in addition to offering a broad handset line. Our postpaid customers typically sign a two-year contract, which includes discounted handsets and early termination fees. We also offer data plans at different price levels, beginning as low as fifteen dollars per month, to attract a wide variety of customers and to differentiate us from our competitors. Many of our customers are on FamilyTalk® Plans or business plans, which provide for service on multiple handsets at discounted rates, and such subscribers tend to have higher retention and lower churn rates. As of December 31, 2010, more than 80% of our postpaid subscribers are on FamilyTalk® Plans or business discount plans. Such offerings are intended to encourage existing customers to upgrade their current services and/or add connected devices, attract customers from other providers, and minimize customer churn. In fact, for 2010, over 65% of our smartphone handsets were purchased by existing AT&T customers.

We offer a large variety of handsets, including at least 18 smartphones (including Apple iPhones, our most popular models) with advanced operating systems from eight manufacturers. As technology evolves, rapid changes are occurring in the handset and device industry, with the continual introduction of new models or significant revisions of existing models. We believe offering a wide variety of handsets reduces dependence on any single product as these products evolve. From time to time, we offer and have offered attractive handsets on an exclusive basis. As these exclusivity arrangements end, we expect to continue to offer such handsets (based on historical industry practice), and we believe our service plan offerings will help to retain our customers by providing incentives not to move to a new carrier. As noted above, more than 80% of our postpaid subscribers are on FamilyTalk® Plans or business discount plans that would involve moving the whole group to a new carrier. Moreover, the vast majority of postpaid subscribers (including FamilyTalk® Plan users) are allowed to accumulate unused minutes (known as rollover minutes), a feature that is currently not offered by other major postpaid carriers in the United States, and users would lose these minutes if they switched carriers. As is common in the industry, most of our phones are designed to work only with our wireless technology, requiring customers who desire to move to a new carrier with a different technology to purchase a new device. In addition, many of our handsets would not work or would lose some functionality if they were used on another carrier’s network that also used Global System for Mobile Communications (GSM) technology, requiring the customer to acquire another handset. Although exclusivity arrangements are important to us, such arrangements may not provide a competitive advantage over time, as the industry continues to introduce new devices and services. Also, while the expiration of any of our current exclusivity arrangements could increase churn and reduce postpaid customer additions, we do not expect any such termination to have a material impact on our Wireless segment income, consolidated operating margin or our cash from operations.

Wireless Operating Results
Our Wireless segment operating income margin was 26.1% in 2010, compared to 25.8% in 2009 after increasing from 23.6% in 2008. The margin growth in 2010 and 2009 was primarily due to higher data revenues generated by our customers during those years, partially offset by the higher selling costs associated with integrated device activations. The rate of margin growth flattened in 2010 due to a significant number of customers upgrading their handsets during the second half of the year. While we subsidize the sales prices of various integrated devices, we expect to recover that cost over time from increased usage of the devices (especially data usage by the customer).

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Service revenues increased $4,947, or 10.2%, in 2010 and $4,314, or 9.7%, in 2009. The increases for these periods consisted of the following:
•
Data service revenues increased $4,052, or 28.7%, in 2010 and $3,539, or 33.4%, in 2009. The increases were primarily due to the increased number of subscribers and heavier text and multimedia messaging and Internet access by subscribers using integrated devices and other data-centric devices, such as eReaders, tablets, and mobile navigation devices. Data service revenues represented 34.0% of our Wireless segment service revenues in 2010, an increase from 29.1% in 2009, and 23.9% in 2008.

•
Voice and other service revenues increased $895, or 2.6%, in 2010 and $775, or 2.3%, in 2009. The increases were due to an 11.1% increase in the average number of wireless customers in 2010 and a 9.4% increase in 2009, partially offset by declining ARPU for these services in both periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equipment revenues increased $49, or 1.0%, in 2010 and $16, or 0.3%, in 2009. In both periods, higher sales and upgrades of postpaid integrated devices exceeded lower traditional handset devices in connection with promotions.

Operations and support expenses increased $3,115, or 9.3%, in 2010 and $2,101, or 6.7%, in 2009. The increase in 2010 was primarily due to the following:
•	Equipment costs increased $1,340 and commission expenses increased $132 driven by record integrated device sales and upgrades.
•	Interconnect, USF and network system costs increased $1,103 due to higher network traffic, network enhancement efforts, revenue growth and a USF rate increase.
•	Selling expenses (other than commissions) increased $554, primarily due to increased advertising.
•	Administrative expenses increased $432 due in part to higher leasing, legal, and benefits costs.

These increases were partially offset by bad debt expense and customer service cost decreases, totaling $353, and reseller service costs and long-distance cost decreases, totaling $93, due to lower usage.

The increase in 2009 was primarily due to the following:
•	Equipment costs increased $1,246 and commission expenses increased $112 driven by the higher cost of acquiring and selling more advanced integrated devices compared to prior years.
•	Interconnect, USF and network system costs increased $435 due to higher network traffic, network enhancement efforts, revenue growth, and a USF rate increase.
•	Administrative expenses increased $291 due in part to higher information technology and finance costs.
•	Bad debt expense and customer service costs increased $274 due to customer growth.

These increases were partially offset by selling expense (other than commissions) decreases totaling $139, attributable to lower traditional handset sales exceeding the impact of the sale of advanced integrated devices, and long-distance and reseller services cost decreases totaling $134 due to usage and rate declines.

Depreciation and amortization increased $454, or 7.5%, in 2010 and $18, or 0.3%, in 2009. Depreciation expense increased $751, or 17.0%, in 2010 primarily due to increased capital spending for network upgrades and expansion and depreciation for assets acquired with our acquisition of Centennial Communications Corp. (Centennial), partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $297, or 18.4%, in 2010 primarily due to lower amortization of intangibles for customer lists related to acquisitions, partially offset by an increase in customer lists amortization related to the Centennial acquisition.

Depreciation expense increased $468, or 11.8%, in 2009 due to ongoing capital spending for network upgrades and expansion, partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $450, or 21.8%, in 2009 due to lower amortization of intangibles attributable to our acquisition of BellSouth Corporation (BellSouth), partially offset by amortization of intangible assets attributable to subscribers added in the November 2009 acquisition of Centennial and the 2007 acquisition of Dobson Communications Corporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireline
Segment Results
				Percent Change
				2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
Segment operating revenues
Voice	$28,315	$32,324	$37,322	(12.4)%	(13.4)%
Data	27,479	25,561	24,416	7.5	4.7
Other	5,408	5,629	6,152	(3.9)	(8.5)
Total Segment Operating Revenues	61,202	63,514	67,890	(3.6)	(6.4)
Segment operating expenses
Operations and support	41,008	42,352	44,817	(3.2)	(5.5)
Depreciation and amortization	12,371	12,743	12,786	(2.9)	(0.3)
Total Segment Operating Expenses	53,379	55,095	57,603	(3.1)	(4.4)
Segment Operating Income	7,823	8,419	10,287	(7.1)	(18.2)
Equity in Net Income of Affiliates	11	17	19	(35.3)	(10.5)
Segment Income	$7,834	$8,436	$10,306	(7.1)%	(18.1)%

Operating Margin Trends
Our Wireline segment operating income margin was 12.8% in 2010, compared to 13.3% in 2009 and 15.2% in 2008. Results for 2010 and 2009 reflect revenue declines that exceeded expense declines. Our Wireline segment operating income decreased $596, or 7.1%, in 2010 and decreased $1,868, or 18.2%, in 2009. Our operating income continued to be pressured by access line declines due to economic pressures on our consumer and business wireline customers and increased competition, as customers either reduced usage or disconnected traditional landline services and switched to alternative technologies, such as wireless and VoIP. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and voice. Additionally, we have the opportunity to increase Wireless segment revenues if customers choose AT&T Mobility as an alternative provider. The wireline operating margins are declining primarily due to reduced voice revenue, partially offset by continued growth in data revenue.

Decreases in wireline operating expenses reflect reduced pension/OPEB and other employee-related costs and savings from our continuing cost-control initiatives and workforce reductions.

Voice revenues decreased $4,009, or 12.4%, in 2010 and $4,998, or 13.4%, in 2009 primarily due to economic pressures and declining demand for traditional voice services by our consumer and business customers. Included in voice revenues are revenues from local voice, long-distance (including international) and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.
•
Local voice revenues decreased $2,280, or 11.5%, in 2010 and $2,737, or 12.2%, in 2009. The decrease in 2010 was driven primarily by an 11.6% decline in switched access lines and a decrease in average local voice revenue per user. The decrease in 2009 was driven primarily by an 11.2% decline in switched access lines and a decrease in average local voice revenue per user. We expect our local voice revenue to continue to be negatively affected by increased competition from alternative technologies, the disconnection of additional lines and economic pressures.

•
Long-distance revenues decreased $1,562, or 13.9%, in 2010 and $2,036, or 15.3%, in 2009 primarily due to a net decrease in demand for long-distance service, due to slower demand from business and consumer customers, which decreased revenues $1,239 in 2010 and $1,491 in 2009. Additionally, expected declines in the number of national mass-market customers decreased revenues $331 in 2010 and $546 in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Data revenues increased $1,918, or 7.5%, in 2010 and $1,145, or 4.7%, in 2009. Data revenues accounted for approximately 45% of wireline operating revenues in 2010, 40% in 2009 and 36% in 2008. Data revenues include transport, IP and packet-switched data services.
•
IP data revenues increased $2,494, or 19.1%, in 2010 and $1,986, or 17.9%, in 2009 primarily driven by AT&T U-verse expansion, broadband additions and growth in IP-based strategic business services, which include Ethernet and application services. U-verse video revenues increased $1,227 in 2010 and $1,039 in 2009, strategic business services increased $648 in 2010 and $582 in 2009 and broadband high-speed Internet access revenue increased $446 in 2010 and $311 in 2009. The increase in IP data revenues in 2010 and 2009 reflects continued growth in the customer base and migration from other traditional circuit-based services.

•
Traditional packet-switched data services, which include frame relay and asynchronous transfer mode services, decreased $431, or 21.6%, in 2010 and $521, or 20.7%, in 2009. This decrease is primarily due to lower demand as customers continue to shift to IP-based technology such as Virtual Private Networks (VPN), DSL and managed Internet services, and the continuing weak economic conditions. We expect these traditional, circuit-based services to continue to decline as a percentage of our overall data revenues.

Other operating revenues decreased $221, or 3.9%, in 2010 and $523, or 8.5%, in 2009. Major items included in other operating revenues are integration services and customer premises equipment, government-related services and outsourcing, which account for more than 60% of total other revenue for all periods.

Operations and support expenses decreased $1,344, or 3.2%, in 2010 and $2,465, or 5.5%, in 2009. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as salary, wage and bonus accruals. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, information technology and property taxes. Operations and support expenses also include bad debt expense; advertising costs; sales and marketing functions, including customer service centers; real estate costs, including maintenance and utilities on all buildings; credit and collection functions; and corporate support costs, such as finance, legal, human resources and external affairs. Pension/OPEB expenses, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with these employees.

The 2010 decrease was primarily due to the following:
•	Pension/OPEB service cost and other employee-related expense of $734. This decrease was primarily related to reduction in workforce and changes in future retiree benefits.
•	Traffic compensation of $452.
•	Contract services of $314.
•	Bad debt expense of $178 due to lower business revenue and improvements in cash collections.

The decreases were partially offset by increased cost of sales, primarily related to U-verse related expenses of $369.

The 2009 decrease was primarily due to the following:
•	Employee-related costs of $1,182, primarily related to workforce reductions.
•	Traffic compensation, including portal fees, of $655.
•	Nonemployee-related expenses, such as bad debt expense, materials and supplies costs of $441.
•	Contract services of $134.

Depreciation and amortization expenses decreased $372, or 2.9%, in 2010 and $43, or 0.3%, in 2009. Both decreases were primarily related to lower amortization of intangibles for customer lists associated with acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information

Telephone, Wired Broadband and Video Connections Summary
Our switched access lines and other services provided by our local exchange telephone subsidiaries at December 31, 2010, 2009 and 2008, are shown below and trends are addressed throughout this segment discussion.

				Percent Change
				2010 vs.	2009 vs.
(in 000s)	2010	2009	2008	2009	2008
Switched Access Lines1
Retail consumer	22,515	26,378	30,614	(14.6)%	(13.8)%
Retail business2	18,733	20,247	21,954	(7.5)	(7.8)
Retail Subtotal2	41,248	46,625	52,568	(11.5)	(11.3)

Wholesale Subtotal2	2,367	2,685	2,924	(11.8)	(8.2)

Total Switched Access Lines3,7	43,678	49,392	55,610	(11.6)	(11.2)

Total Retail Consumer Voice Connections6	24,195	27,332	30,838	(11.5)	(11.4)

Total Wireline Broadband Connections4	16,310	15,789	15,077	3.3	4.7

Satellite service5	1,930	2,174	2,190	(11.2)	(0.7)
U-verse video	2,987	2,065	1,045	44.6	97.6
Video Connections	4,917	4,239	3,235	16.0%	31.0%

1	Represents access lines served by AT&T's Incumbent Local Exchange Carriers (ILECs) and affiliates.
2	Prior-period amounts restated to conform to current period reporting methodology.
3	Total switched access lines includes payphone access lines of 63 at December 31, 2010, 82 at December 31, 2009 and 118 at December 31, 2008.
4	Total wireline broadband connections include DSL, U-verse High Speed Internet and satellite broadband.
5	Satellite service includes connections under our agency and resale agreements.
6	Includes consumer U-verse VoIP connections of 1,680 at December 31, 2010, 954 at December 31, 2009 and 224 at December 31, 2008.
7	Total switched access lines that are used solely by AT&T or our subsidiaries include 1,699 retail business and 95 wholesale lines at December 31, 2010, 1,750 retail business and 106 wholesale lines at December 31, 2009, and 1,879 retail business and 125 wholesale lines at December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Advertising Solutions
Segment Results
				Percent Change
				2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
Total Segment Operating Revenues	$3,935	$4,724	$5,416	(16.7)%	(12.8)%
Segment operating expenses
Operations and support	2,583	2,743	2,900	(5.8)	(5.4)
Depreciation and amortization	497	650	789	(23.5)	(17.6)
Total Segment Operating Expenses	3,080	3,393	3,689	(9.2)	(8.0)
Segment Income	$855	$1,331	$1,727	(35.8)%	(22.9)%

Operating Results
Our Advertising Solutions segment operating income margin was 21.7% in 2010, 28.2% in 2009 and 31.9% in 2008. The decrease in the segment operating income margin in both 2010 and 2009 was primarily the result of decreased operating revenues.

Operating revenues decreased $789, or 16.7%, in 2010 and $692, or 12.8%, in 2009. The decrease in 2010 was largely driven by continuing declines in print revenue of $858, as customers reduced or eliminated print ad purchases due to the slow economy, partially offset by increased interactive revenue of $77, as customers purchased more electronic advertising. The decrease in 2009 was primarily due to declines in print revenue of $774 and lower sales agency revenues of $34, partially offset by interactive advertising revenue growth of $132. The current weak economy has reduced demand for advertising, and customers have continued to shift to Internet-based search services.

Operating expenses decreased $313, or 9.2%, in 2010 and $296, or 8.0%, in 2009. The 2010 decrease was largely driven by decreases in depreciation and amortization expense of $136 resulting from use of an accelerated method of amortization for customer lists, employee-related costs of $99, and bad debt expense of $34. The 2009 decrease was due to decreased depreciation and amortization expenses of $139, product-related costs of $92, advertising costs of $44 and professional contracted expenses of $17.

Other
Segment Results
				Percent Change
				2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
Total Segment Operating Revenues	$643	$771	$963	(16.6)%	(19.9)%
Total Segment Operating Expenses	2,484	3,136	1,136	(20.8)	-
Segment Operating Loss	(1,841)	(2,365)	(173)	22.2	-
Equity in Net Income of Affiliates	742	708	794	4.8	(10.7)
Segment Income (Loss)	$(1,099)	$(1,657)	$621	33.7%	-

The Other segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including the interest cost and expected return on pension and other postretirement benefit plan assets.

Operating revenues decreased $128, or 16.6%, in 2010 and $192, or 19.9%, in 2009. The decrease in 2010 and 2009 is primarily due to reduced revenues from our operator services.

Operating expenses decreased $652, or 20.8%, in 2010 and increased $2,000 in 2009. The 2010 change was primarily due to lower interest costs on our pension and postretirement benefit obligation and a decrease in operator services operating expense. The increase in 2009 expense was primarily due to higher pension and postretirement benefit plan cost of approximately $2,600 due to a lower-than-expected return on plan assets caused by investment losses in 2008, partially offset by workforce reductions in 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our Other segment also includes our equity investments in international companies, the income from which we report as equity in net income of affiliates. Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. Our equity in net income of affiliates by major investment is listed below:

	2010	2009	2008
América Móvil	$560	$505	$469
Telmex	150	133	252
Telmex Internacional1	34	72	72
Other	(2)	(2)	1
Other Segment Equity in Net Income of Affiliates	$742	$708	$794
1 Acquired by América Móvil in 2010.

Equity in net income of affiliates increased $34 in 2010, primarily due to improved results at América Móvil. Equity in net income of affiliates decreased $86 in 2009, primarily due to foreign currency translation losses at América Móvil, Telmex, and TI, partially offset by improved results at América Móvil. In June 2010, as part of a tender offer from América Móvil, we exchanged all our shares in TI for América Móvil L shares at the offered exchange rate of 0.373. The exchange was accounted for at fair value. In addition, we paid $202 to purchase additional shares of América Móvil L stock to maintain our ownership percentage at a pretransaction level.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2011 Revenue Trends  We expect our operating environment in 2011 to remain challenging as weak economic conditions continue and competition remains strong. Despite these challenges, we expect our operating revenues in 2011 to grow, reflecting continuing growth in our wireless data and IP-related wireline data services including U-verse and business services. We expect our primary driver of growth to be wireless, especially in sales of and increases in data usage on advanced handsets and emerging devices (such as tablets, eReaders and mobile navigation devices). We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in print directory advertising. Where available, our U-verse services have proved effective in stemming access line losses, and we expect to continue to expand our U-verse service offerings in 2011.

2011 Expense Trends We will continue to focus sharply on cost-control measures, including areas such as simplifying product offerings. We will continue our ongoing initiatives to improve customer service and billing so we can realize our strategy of bundling services and providing a simple customer experience. We expect our 2011 operating income margin to improve, as our revenues improve. Expenses related to growth areas of our business, especially in the wireless, U-verse and strategic business services areas, will apply some pressure to our operating income margin. In addition, as we complete readying our Long-Term Evolution (LTE) technology for its intended use, we will no longer capitalize interest on this spectrum.

Market Conditions  During 2010, the securities and fixed income markets and the banking system in general continued to stabilize, although bank lending and the housing industry remained weak. The ongoing weakness in the general economy has also affected our customer and supplier bases. We saw lower demand from our residential customers as well as our business customers at all organizational sizes. Some of our suppliers continue to experience increased financial and operating costs. These negative economic trends were offset by continued growth in our wireless data and IP-related services. While the economy appears to have stabilized, we do not expect a quick return to growth during 2011. Should the economy instead deteriorate further, we likely will experience further pressure on pricing and margins as we compete for both wireline and wireless customers who have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing warranteed equipment from our suppliers.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. We are not required to make significant funding contributions to our pension plans in 2011. However, because our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), a continued weakness in the equity, fixed income and real asset markets could require us to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA in future periods. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise, subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market and in the performance of equity markets, may have significant impacts on the fair value of pension and other postretirement plans at the end of 2011 (see “Significant Accounting Policies and Estimates”).

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

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. Where appropriate, we are pursuing additional legislative and regulatory measures to reduce regulatory burdens that inhibit our ability to compete more effectively and offer services wanted and needed by our customers. With the advent of the Obama Administration, the composition of the FCC has changed, and the new Commission appears to be more open than the prior Commission to maintaining or expanding regulatory requirements on entities subject to its jurisdiction. In addition, Congress, the President and the FCC all have declared a national policy objective of ensuring that all Americans have access to broadband technologies and services. To that end, the FCC delivered a National Broadband Plan to Congress in 2010. The FCC has issued dozens of notices seeking comment on whether and how it should modify its rules and policies on a host of issues, which would affect all segments of the communications industry, to achieve universal access to broadband. These issues include rules and policies relating to universal service support, intercarrier compensation and regulation of special access services, as well as a variety of others that could have an impact on AT&T’s operations and revenues. However, at this stage, it is too early to assess what, if any, impact such changes could have on us.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We cover most major metropolitan areas of the U.S. with our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (HSPA) and HSPA+ network technology, with HSPA+ providing 4G speeds when combined with our upgraded backhaul. Our network provides superior speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless network also relies on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data Rates for GSM Evolution for data communications. As of December 31, 2010, we served 95.5 million customers. We have also begun transitioning our network to more advanced LTE technology. We continue to expand the number of locations, including airports and cafés, where customers can access broadband Internet connections using wireless fidelity (local radio frequency commonly referred to as Wi-Fi) wireless technology.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative services that will encourage existing customers to upgrade their services, either by adding new types of services, such as data enhancements, or through increased use of existing services, such as through equipment upgrades. These innovative services should attract customers from other providers, as well as minimize customer churn. We intend to accomplish these goals by continuing to expand our network coverage, improve our network quality and offer a broad array of products and services, including free mobile-to-mobile calling among our wireless customers. Minimizing customer churn is critical to our ability to maximize revenue growth and to maintain and improve our operating margins.

U-verse Services  We are continuing to expand our deployment of U-verse High Speed Internet and TV services. As of December 31, 2010, we have passed 27.3 million living units (constructed housing units as well as platted housing lots) and are marketing the services to 77% of those units. Our rate of expansion will be slowed if we cannot obtain all required local building permits in a timely fashion. We also continue to work with our vendors on improving, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule.

We believe that our U-verse TV service is subject to federal oversight as a “video service” under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Certain municipalities have delayed our request or have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products, resulting in litigation. Pending negotiations and current or threatened litigation involving municipalities could delay our deployment plans in those areas. Petitions have been filed at the FCC alleging that the manner in which we provisions “public, educational and governmental” (PEG) programming over our U-verse TV service conflicts with federal law, and a lawsuit has been filed in a California state superior court raising similar allegations under California law. If courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, or if the FCC, state agencies or the courts were to rule that we must deliver PEG programming in a manner substantially different from the way we do today or in ways that are inconsistent with our current network architecture, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant developments in our regulatory environment during 2010. While these issues may apply only to certain subsidiaries, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a precise legal description of all of these specific issues.

International Regulation  Our subsidiaries operating outside the U.S. are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large-business) services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce network costs and increase our scope of fully authorized network services and products.

Federal Regulation A summary of significant 2010 federal regulatory developments follows.

Net Neutrality  On December 23, 2010, the FCC released an order adopting “net neutrality” rules. These rules apply to mass-market retail broadband Internet access services, such as DSL, cable modem service, mobile wireless broadband Internet access services and similar retail services that are offered by AT&T and our competitors. The rules do not apply to “enterprise” broadband Internet access services sold to large businesses, nor do they apply to other broadband IP-based services that do not offer connectivity to all end points on the Internet, such as Internet Protocol television services like AT&T’s U-verse video service; VoIP; VPNs; smart utility meters, wireless medical monitoring devices and other similar devices. In addition, the FCC’s rules do not prohibit broadband Internet access providers from adopting tiered or usage-sensitive pricing for their Internet access services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Under the FCC’s rules, broadband Internet access providers have the following duties: (i) transparency - all providers of broadband Internet access service (fixed and mobile) must disclose information in plain language about their commercial terms, performance characteristics, and network management; (ii) no blocking - providers of fixed broadband Internet access services may not block lawful content, applications, services or non-harmful devices, and providers of mobile broadband Internet access services may not block access to lawful Internet websites or lawful applications that compete with the provider’s voice or video telephony services; and (iii) no unreasonable discrimination - providers of fixed broadband Internet access service may not unreasonably discriminate in the transmission of lawful Internet traffic over a consumer’s wireline broadband Internet access services. Notwithstanding these duties, a broadband Internet access provider may engage in reasonable network management in order to address network congestion, prevent harm to the network or users, or take other reasonable steps to manage their network.

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

Wireless
We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors are multiple national companies, such as Verizon Wireless, Sprint Nextel Corp., T-Mobile, Metro PCS and Cricket, and a larger number of regional providers of cellular, PCS and other wireless communications services. More than 95% of the U.S. population lives in areas with three mobile telephone operators, and more than half the population lives in areas with at least five competing carriers.

We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service offerings, call quality, coverage area, price and customer service.

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2011 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are forcing customers to terminate their traditional local wireline service and substitute wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. At this time, we are unable to quantify the effect of competition on the industry as a whole or financially on this segment. However, we expect both losses of revenue share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services and broadband. In most markets, we compete with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc., for local, high-speed Internet and video services customers and other smaller telecommunications companies for both long-distance and local services customers.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our wireline subsidiaries (excluding rural carrier affiliates) operate under state-specific elective alternative forms of regulation for retail services (also referred to as “alternative regulation”) that was either legislatively enacted or authorized by the appropriate state regulatory commission. Under alternative regulation, the state regulatory agency or the legislature may deregulate the competitive services; impose price caps for some services where the prices for these services are not tied to the cost of providing the services or to rate-of-return requirements; or adopt a regulatory framework that incorporates deregulation and price caps. Some states may impose minimum customer service standards with required payments if we fail to meet the standards.

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

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity, and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, Competitive Local Exchange Carriers, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Orange Business Service, British Telecom, SingTel and Verizon Communications Inc., as well as competition from a number of large systems integrators, such as HP Enterprise Services.

Advertising Solutions
Our Advertising Solutions subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as many forms of Internet-based and mobile advertising. Through our wholly-owned subsidiary, YELLOWPAGES.COM LLC, we compete with other providers of Internet-based advertising and local search.

ACCOUNTING POLICIES AND STANDARDS

Critical Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The following policies are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Doubtful Accounts  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $100.

Pension and Other Postretirement Benefits  In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. Historically, we have recognized the actuarial gains and losses as a component of Stockholders’ Equity on our consolidated balance sheets on an annual basis and have amortized them into our operating results over the average future service period of the active employees of these plans, to the extent such gains and losses were outside of a corridor. We have elected to immediately recognize actuarial gains and losses in our operating results, noting that it is generally preferable to accelerate the recognition of deferred gains and losses into income rather than to delay such recognition. This change will improve transparency in our operating results by more quickly recognizing the effects of economic and interest rate conditions on plan obligations, investments and assumptions. These gains and losses are generally only measured annually as of December 31 and accordingly will be recorded during the fourth quarter. Additionally, for purposes of calculating the expected return on plan assets, we will no longer use a permitted averaging technique for the market-related value of assets but instead will use actual fair value of plan assets. We have applied this change retrospectively, adjusting all prior periods. See Note 1 for a presentation of our operating results before and after the application of this accounting change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. Our assumed discount rate of 5.80% at December 31, 2010, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither convertible nor index linked. For the year ended December 31, 2010, we decreased our discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $3,238 and an increase in our postretirement benefit obligation of $2,817. For the year ended December 31, 2009, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $2,065 and an increase in our postretirement benefit obligation of $1,847.

Our return on assets assumption was 8.5% for the year ended December 31, 2010. In 2010, we experienced actual returns on investments somewhat higher than expected; however, in 2011 we will be decreasing our expected return on assets to 8.25%, based on expectations on future market and the asset mix of the plans’ investments. If all other factors were to remain unchanged, we expect that a 1.0% decrease in the actual long-term rate of return would cause 2011 combined pension and postretirement cost to increase $575.

Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree healthcare costs. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2010. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than 75% of our total plant in service) would result in a decrease of approximately $2,275 in our 2011 depreciation expense and that a one-year decrease would result in an increase of approximately $3,341 in our 2011 depreciation expense.

Asset Valuations and Impairments  We account for acquisitions completed after 2008 using the acquisition method. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, trade names and FCC licenses. In determining the future cash flows, we consider demand, competition and other economic factors.

Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation, and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives. Alternatively, we could have chosen to amortize customer relationships using the straight-line method, which would allocate the cost equally over the amortization period. Amortization of other intangibles, including patents and certain trade names, is determined using the straight-line method of amortization over the expected remaining useful lives.

Goodwill and wireless FCC licenses are not amortized but tested annually for impairment. We conduct our impairment tests as of October 1. We test goodwill on a reporting unit basis, and our reporting units coincide with our segments, except for certain operations in our Other segment. The goodwill impairment test is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that measurement to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value (i.e., an impairment exists), then we perform a second step.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In the second step, we determine the fair values of all of the assets and liabilities of the reporting unit, including those that may not be currently recorded. The difference between the sum of all of those fair values and the overall reporting unit’s fair value is a new implied goodwill amount, which we compare to the recorded goodwill. If implied goodwill is less than the recorded goodwill, then we record an impairment of the recorded goodwill. The amount of this impairment may be more or less than the difference between the overall fair value and book value of the reporting unit. It may even be zero if the fair values of other assets are less than their book values. Goodwill is the only asset that may be impaired when performing the goodwill impairment test.

As shown in Note 6, more than 99% of our goodwill resides in the Wireless, Wireline, and Advertising Solutions segments. For each of those segments, we assess their fair value using a market multiple approach and a discounted cash flow approach. Our primary valuation technique is to determine enterprise value as a multiple of a company’s Operating Income Before Depreciation and Amortization (OIBDA). We determined the multiples of the publicly traded companies whose services are comparable to those offered by the segment and then calculate a weighted average of those multiples. Using those weighted averages, we then calculated fair values for each of those segments. We also perform a discounted cash flow analysis as a secondary test of fair value to corroborate our primary market multiple test. The calculated fair value exceeded book value in all circumstances and no additional testing was necessary. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been necessary.

Wireless FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. As in prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company initially owns only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, OIBDA margins, and churn rates. We expect wireless revenue growth to trend down from our 2010 growth rate of 9.3% to a long-term growth rate that reflects expected long-term inflation trends. We expect our churn rates to continue to decline from 1.31% in 2010, in line with expected trends in the industry but at a rate comparable with industry-leading churn. OIBDA margins should continue to trend above 40.0%.

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. We based the assumptions, which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model on a combination of average marketplace participant data and our historical results, trends and business plans. We also used operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc., to develop the projected cash flows. Since we included the cash flows associated with these other inputs in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless FCC licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. We used a discount rate of 9.0%, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. This discount rate is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

If either the projected rate of long-term growth of cash flows or revenues declined by 1%, or if the discount rate increased by 1%, the fair values of the wireless FCC licenses, while less than currently projected, would still be higher than the book value of the licenses. The fair value of the licenses exceeded the book value by more than 25%.

We review customer relationships and other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. To determine that the asset is recoverable, we verify that the expected undiscounted future cash flows directly related to that asset exceed its book value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We evaluate our investments to determine whether market declines are temporary and accordingly reflected in accumulated other comprehensive income, or other-than-temporary and recorded as an expense in other income (expense) in the consolidated income statements. This evaluation is based on the length of time and the severity of decline in the investment’s value. In 2010, we identified an other-than-temporary decline in the value of one of our equity method investments and various cost investments. At the end of the first quarter of 2009 and at the end of 2008, we concluded the severity of decline had led to an other-than-temporary decline in the value of assets contained in an independently managed trust for certain BellSouth employee benefits.

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

We use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits (UTBs) in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our UBTs may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

New Accounting Standards

Revenue Arrangements with Multiple Deliverables  In October 2009, the Financial Accounting Standards Board (FASB) issued “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13), which addresses how revenues should be allocated among all products and services included in our bundled sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence at the intermediate level, and a best estimate at the lowest level. It eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. We adopted ASU 2009-13 for sales entered into or materially modified in the year beginning January 1, 2011. ASU 2009-13 had no material effect on our financial statements or existing revenue recognition policies.

See Note 1 for a discussion of other recently issued or adopted accounting standards.

OTHER BUSINESS MATTERS

Retiree Phone Concession Litigation  In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell and Ameritech, contend that the cash reimbursement formerly paid to retirees living outside their company’s local service area, for telephone service they purchased from another provider, is a “defined benefit plan” within the meaning of ERISA. In October 2006, the Court certified two classes. The issue of whether the concession is an ERISA pension plan was tried before the judge in November 2007. In May 2008, the court ruled that the concession was an ERISA pension plan. We asked the court to certify this ruling for interlocutory appeal, and in August 2008, the court denied our request. In May 2009, we filed a motion for reconsideration with the trial court. That motion was granted on January 14, 2011, and a final judgment has been entered in our favor. Plaintiffs have appealed the judgment to the Fifth Circuit Court of Appeals. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely, but we will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation  Twenty-four lawsuits were filed alleging that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs alleged that the defendants disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which Plaintiffs were a party. Plaintiffs sought damages, a declaratory judgment and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act (FISA), the Electronic Communications Privacy Act and other federal and California statutes. We filed a motion to dismiss the complaint. The United States asserted the “state secrets privilege” and related statutory privileges and also filed a motion asking the court to dismiss the complaint. The Court denied the motions, and we and the United States appealed. In August 2008, the U.S. Court of Appeals for the Ninth Circuit remanded the case to the district court without deciding the issue in light of the passage of the FISA Amendments Act, a provision of which addresses the allegations in these pending lawsuits (immunity provision). The immunity provision requires the pending lawsuits to be dismissed if the Attorney General certifies to the court either that the alleged assistance was undertaken by court order, certification, directive or written request or that the telecom entity did not provide the alleged assistance. In September 2008, the Attorney General filed his certification and asked the district court to dismiss all of the lawsuits pending against the AT&T Inc. telecommunications companies. The court granted the Government's motion to dismiss and entered final judgments in July 2009. In addition, a lawsuit seeking to enjoin the immunity provision’s application on grounds that it is unconstitutional was filed. In March 2009, we and the Government filed motions to dismiss this lawsuit. The court granted the motion to dismiss and entered final judgment in July 2009. All cases brought against the AT&T entities have been dismissed. In August 2009, plaintiffs in all cases filed an appeal with the Ninth Circuit Court of Appeals, and this appeal remains pending. Management believes this appeal is without merit and intends to continue to defend these matters vigorously.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Universal Service Fees Litigation  In October 2010, our wireless subsidiary was served with a purported class action in Circuit Court, Cole County, Missouri (MBA Surety Agency, Inc. v. AT&T Mobility, LLC), in which the plaintiffs contend that we violated the FCC’s rules by collecting universal service fees on certain services not subject to such fees, including Internet access service provided over wireless handsets commonly called “smartphones” and wireless data cards, as well as collecting certain other state and local fees. Plaintiffs define the class as all persons who from April 1, 2003, until the present had a contractual relationship with us for Internet access through a smartphone or a wireless data card. Plaintiffs seek an unspecified amount of damages as well as injunctive relief. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely.

National Healthcare Law  In 2010, we paid $5,312 for a variety of health and welfare benefits provided to certain active and retired employees and their dependents under various plans. Of those benefits, $4,463 related to medical and prescription drug benefits. In March 2010, the President signed into law the comprehensive healthcare reform legislation. The legislation changed the tax treatment of the Medicare Part D subsidy, provided Medicare payment reforms, and enacted an excise tax on “Cadillac” plans as well as mandates for providing coverage and other requirements for delivery of health care to employees and retirees. We recorded a non-cash charge of $995 in the first quarter of 2010 to reflect the impact of this change. In 2011, we received a reimbursement of $92 relating to coverage provided to our early retirees as provided by the new legislation. We continue to evaluate the effects of the new law and its related regulations on the level of healthcare benefits we currently provide to active employees and retirees.

Wireless Transactions  In June 2010, we acquired certain wireless properties, including FCC licenses and network assets from Verizon Wireless for $2,376 in cash and increased goodwill by $937. The assets primarily represented former Alltel Wireless assets and served approximately 1.6 million subscribers in 79 service areas across 18 states. Since the properties we acquired use a different network technology than our GSM technology, we expect to incur additional costs to convert that network and subscriber handsets to our GSM technology.

As a condition of our acquisition of Centennial, in August 2010, we sold eight service areas in Louisiana and Mississippi for $273.

In December 2010, we agreed to purchase spectrum licenses in the Lower 700 MHz frequency band from Qualcomm Incorporated (Qualcomm) for approximately $1,925 in cash. The spectrum covers more than 300 million people total nationwide, including 12 MHz of Lower 700 MHz D and E block spectrum covering more than 70 million people in five of the top 15 metropolitan areas and 6 MHz of Lower 700 MHz D block spectrum covering more than 230 million people across the rest of the U.S. We plan to deploy this spectrum as supplemental downlink capacity, using carrier aggregation technology once compatible handsets and network equipment are developed. The transaction is subject to regulatory approvals and other customary closing conditions. In February 2011, the waiting period under the Hart-Scott-Rodino Act expired without the Department of Justice requesting additional information. AT&T and Qualcomm anticipate closing the purchase in the second half of 2011.

Labor Contracts  In February 2010, the Company and the Communications Workers of America (CWA) announced a tentative agreement covering approximately 30,000 core wireline employees in the nine-state former BellSouth region, subject to ratification by those covered employees. This agreement was ratified in March 2010. In September, approximately 4,000 core wireline employees in the Company’s east region also ratified a tentative agreement previously announced by the Company and the CWA. All core wireline employees are now covered by agreements reached since prior labor agreements expired during 2009.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

LIQUIDITY AND CAPITAL RESOURCES

We had $1,437 in cash and cash equivalents available at December 31, 2010. Cash and cash equivalents included cash of $332 and money market funds and other cash equivalents of $1,105. Cash and cash equivalents decreased $2,304 since December 31, 2009. During 2010, cash inflows were primarily provided by cash receipts from operations, the issuance of debt and the disposition of non-strategic assets. These inflows were more than offset by cash used to meet the needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, repayment of debt, payment of interest on debt, and acquisitions. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2010, cash provided by operating activities was $34,993 compared to $34,405 in 2009. Our higher operating cash flow reflects decreased tax payments of $933. During 2010, our payments for current income taxes were lower than 2009 due to lower audit-related payments net of refunds. The timing of cash payments for income taxes is governed by the IRS and other taxing authorities and differs from the timing of recording tax expense.

In September 2010, we reached a settlement with the IRS on the calculation of the tax basis of certain assets relating to a restructuring of our wireless operations. The allowed amortization deductions on these settlement-related assets are expected to cover a 15-year period, which began in 2008. As a result of this settlement, we paid $300 to the IRS during the fourth quarter of 2010, representing the tax effect of disallowed deductions taken on our federal income tax returns in 2008 and 2009. We also decreased our net tax liabilities approximately $8,300 and expect to recognize the cash flow impacts of the settlement over a 15-year period, which began in 2008. The effect of the change to our net tax liabilities was recognized through our income statement in the third quarter of 2010 as a reduction in income tax expense.

During 2009, cash provided by operating activities was $34,405 compared to $33,610 in 2008. Our higher operating cash flow reflected decreased tax payments of $836, partially offset by increased interest payments of $157. During 2009, our payments for income taxes were lower than 2008 due primarily to changes in law impacting the timing of payments, partially offset by an increase in audit-related payments net of refunds.

Cash Used in or Provided by Investing Activities
During 2010, cash used in investing activities consisted of:
•	$19,530 in capital expenditures, excluding interest during construction.
•	$772 in interest during construction.
•	$2,376, net of cash acquired, related to the acquisition of various assets from Verizon.
•	$265 related to wireless spectrum and licenses acquired.
•	$265 related to other acquisitions.
•	$100 from the purchase of securities, net of investments.

During 2010, cash provided by investing activities consisted of:
•	$1,830 from dispositions of non-strategic assets.
•	$29 related to other activities.

Our capital expenditures are primarily for our wireless and wireline subsidiaries’ networks, our U-verse services, and support systems for our communications services. Total capital spending in 2010 was $19,530, which was a $2,976 increase from 2009. Capital spending in our Wireless segment, excluding interest during construction, represented 43% of our total spending and increased over 50% from 2009. Wireless expenditures were used for network capacity expansion, integration and upgrades to our HSPA network and the initial deployment of LTE (4G) equipment for trials. Capital expenditures in our Wireline segment, which represented 56% of our capital expenditures excluding interest during construction, decreased 1% for 2010, reflecting decreased spending on U-verse services, less spending on wireline voice services, and lower DSL and High Capacity volumes. The Other segment capital expenditures were less than 1% of total capital expenditures for 2010. We expect to fund any Advertising Solutions segment capital expenditures using cash from operations. We expect total 2011 capital investment to be in the low- to mid-$19,000 range. We anticipate using approximately $1,925 of cash in 2011 to purchase wireless spectrum from Qualcomm.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cash Used in or Provided by Financing Activities
We paid dividends of $9,916 in 2010, $9,670 in 2009, and $9,507 in 2008, reflecting dividend rate increases. In December 2010, our Board of Directors approved a 2.4% increase in the quarterly dividend from $0.42 to $0.43 per share. This follows a 2.4% dividend increase approved by AT&T's Board in December 2009. Dividends declared by our Board of Directors totaled $1.69 per share in 2010, $1.65 per share in 2009 and $1.61 per share in 2008. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to approval by our Board of Directors.

During 2010, we received net proceeds of $2,235 from the issuance of $2,250 of 2.50% global notes due in 2015. Debt proceeds were used for general corporate purposes. We also received proceeds of $1,620 from the net issuance of commercial paper and other short-term bank borrowings.

During 2010, debt repayments totaled $9,294 and consisted of:
•	$5,668 in repayments of long-term debt with a weighted-average interest rate of 2.86%.
•	$3,000 in the early redemption of the New Cingular Wireless Services, Inc. 7.875% notes originally due on March 1, 2011.
•
$594 related to the private exchange we completed on September 2, 2010, whereby holders exchanged $1,362 of New Cingular Wireless Services, Inc. 8.75% senior notes due 2031 and $1,537 of AT&T Corp. (ATTC) 8.00% senior notes due 2031 for $3,500 of new 5.35% AT&T Inc. global notes due 2040 plus a cash payment.

•	$32 in repayments of capitalized leases.

At December 31, 2010, we had $7,196 of debt maturing within one year, which included $5,544 of long-term debt maturities, $1,625 of commercial paper and $27 of other borrowings. Debt maturing within one year includes $1,000 of annual put reset securities issued by BellSouth that may be put each April until maturity in 2021.

During 2010, the following other financing activities occurred:
•	We paid out $278 related to derivative collateral; $197 was our returning collateral to counterparties, which were funds they had posted to us in 2009 (see Note 9).
•	We paid $266 to minority interest holders.
•	We received proceeds of $50 from the issuance of treasury shares related to the settlement of share-based awards.

In December 2010, our Board of Directors approved a program to repurchase up to 300 million shares (approximately 5%) of our common stock; the program does not have an expiration date.

We plan to fund our 2011 financing activities through a combination of cash from operations and debt issuances. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends. The emphasis of our financing activities will be the payment of dividends, subject to approval by our Board of Directors, the repayment of debt, and potential share repurchases.

Credit Facilities  In December 2010, we replaced our five-year, $9,465 revolving credit facility with two new revolving credit facilities with a syndicate of banks – a four-year, $5,000 agreement and a $3,000, 364-day agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes, which could include repayment of maturing commercial paper. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2010, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

The Four-Year Agreement
We can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred. The obligations of the lenders to provide advances will terminate on December 20, 2014, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional one year beyond the December 20, 2014, termination date (with a potential one-year further renewal), under certain circumstances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Advances would bear interest, at our option, either:
•
at an annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T’s credit default swap mid-rate spread and subject to a floor or cap as set forth in the Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or

•
at a rate equal to: (i) the London InterBank Offered Rate (LIBOR) (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

If we pledge assets or otherwise have liens on our properties, then advances will be ratably secured, subject to specified exceptions. We also must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) ratio of not more than three-to-one, as of the last day of each fiscal quarter, for the four quarters then ended.

Defaults under the agreement, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:
•	We fail to pay principal or interest, or other amounts under the agreement beyond any grace period,
•
We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as "cross-acceleration") or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final,

•
A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T’s directors changes in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change in control”),

•	Material breaches of representations or warranties in the agreement,
•	We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants described above,
•	We fail to comply with other covenants under the Agreement for a specified period after notice,
•	We fail to make certain minimum funding payments under ERISA, and
•	Our bankruptcy or insolvency.

364-day Agreement
The obligations of the lenders to provide advances will terminate on December 19, 2011, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional 364-day period beyond the December 19, 2011 termination date, under certain circumstances. We also can convert all or part of outstanding advances under the 364-day Agreement into term loan(s) maturing no later than the first anniversary of the termination date, under certain circumstances.

Advances would bear interest, at our option, either:
•
at a variable annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T’s credit default swap mid-rate spread and subject to a floor or cap as set forth in such Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or

•	at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The 364-day Agreement contains a negative pledge covenant that is identical to the negative pledge described above. In the event we elect to convert any outstanding advances to term loan(s), the debt-to-EBITDA financial ratio covenant described above also would apply while such term loan(s) were outstanding. The events of default described above also apply to the 364-day Agreement.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our international equity investees. Our debt ratio was 37.1%, 41.4% and 43.8% at December 31, 2010, 2009 and 2008. The debt ratio is affected by the same factors that affect total capital. Total capital increased $4,046 in 2010 compared to an increase of $2,716 in 2009. The 2010 total capital increase was primarily due to a $9,848 increase in retained earnings, partially offset by a $5,914 decrease in debt, both factors which lowered the debt ratio in 2010.

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

Our contractual obligations as of December 31, 2010 are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the immaterial amounts of such obligations at December 31, 2010. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table obligations that primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $22,361; postemployment benefit obligations of $28,803; and other noncurrent liabilities of $12,743, which included deferred lease revenue from our agreement with American Tower Corp. of $480 (see Note 5).

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations1	$64,156	$5,535	$11,277	$9,302	$38,042
Interest payments on long-term debt	62,693	3,781	6,542	5,476	46,894
Operating lease obligations	24,804	2,590	4,711	4,156	13,347
Unrecognized tax benefits2	3,141	-	-	-	3,141
Purchase obligations3	10,603	3,158	4,904	1,934	607
Total Contractual Obligations	$165,397	$15,064	$27,434	$20,868	$102,031
1	Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
2
The noncurrent portion of the unrecognized tax benefits is included in the “More than 5 Years” column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 10 for additional information.

3
We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $863 in 2011, $668 in the aggregate for 2012 and 2013, $38 in the aggregate for 2014 and 2015, and $5 in the aggregate, thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

MARKET RISK

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. These risks, along with other business risks, impact our cost of capital. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. In managing market risks, we employ derivatives according to documented policies and procedures, including interest rate swaps, interest rate locks, foreign currency exchange contracts and combined interest rate foreign currency contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We do not foresee significant changes in the strategies we use to manage market risk in the near future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Interest Rate Risk

The majority of our financial instruments are medium- and long-term fixed-rate notes and debentures. Changes in interest rates can lead to significant fluctuations in the fair value of these instruments. The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 8 and 9. In managing interest expense, we control our mix of fixed and floating rate debt, principally through the use of interest rate swaps. We have established interest rate risk limits that we closely monitor by measuring interest rate sensitivities in our debt and interest rate derivatives portfolios.

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

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2010. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2010.

	Maturity
								Fair
								Value
	2011	2012	2013	2014	2015	Thereafter	Total	12/31/10
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay Variable Notional Amount Maturing	$3,000	$3,050	$3,000	$1,000	-	$1,000	$11,050	$537
Weighted-Average Variable Rate Payable1	2.8%	3.4%	5.0%	4.8%	5.4%	5.9%
Weighted-Average Fixed Rate Receivable	5.7%	5.5%	5.7%	5.6%	5.6%	5.6%
1	Interest payable based on current and implied forward rates for One, Three or Six Month LIBOR plus a spread ranging between approximately 36 and 576 basis points.

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

Through cross-currency swaps, all our foreign-denominated debt has been swapped from fixed-rate foreign currencies to fixed-rate U.S. dollars at issuance, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. We expect gains or losses in our cross-currency swaps to offset the losses and gains in the financial instruments they hedge.

In anticipation of other foreign currency-denominated transactions, we often enter into foreign exchange forward contracts to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. For foreign exchange forward contracts outstanding at December 31, 2010, the change in fair value was immaterial. Furthermore, because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

Stock Performance Graph

**Comparison of Five Year Cumulative Total Return**
**AT&T Inc., S&P 500 Index, and S&P 500 Integrated Telecom Index**

200
190
180
170
160
150
140
130
120
110
100
90
80
70
12/05
12/06
12/07
12/08
12/09
12/10
AT&T Inc.
S&P 500 Index
S&P 500 Integrated Telecom Index
153
150
116
185
177
122
133
133
77
141
139
97
168
112

The comparison above assumes $100 invested on December 31, 2005, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

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

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. Current economic conditions in the U.S. have adversely affected our customers’ demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Our suppliers are also facing higher financing and operating costs. Should these current economic conditions worsen, we likely would experience both a decrease in revenues and an increase in certain expenses, including expenses relating to bad debt and equipment and software maintenance. We also may incur difficulties locating financially stable equipment and other suppliers, thereby affecting our ability to offer attractive new services. We are also likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income. While our largest business customers have been less affected by these adverse changes in the U.S. economy, if the continued adverse economic conditions in the U.S., Europe and other foreign markets persist or worsen, those customers would likely be affected in a similar manner.

Adverse changes in medical costs and the U.S. securities markets and interest rates could materially increase our benefit plan costs.

Our annual pension and postretirement costs are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. It is also unclear how many provisions of the new national healthcare law will apply to us since many regulations implementing the law have not been finalized. In addition, there have been third-party challenges to the constitutionality of the new national healthcare law that, if sustained, could have an impact on our accounting for related costs. In calculating the annual costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our annual costs will increase.

The FASB requires companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur. We have elected to reflect the annual adjustments to the funded status in our consolidated statement of income. Therefore, an increase in our costs or adverse market conditions will have a negative effect on our operating results.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers' ability to access capital needed to fund business operations.

The continuing instability in the global financial markets has resulted in periodic volatility in the credit, currency, equity and fixed income markets. Volatility has limited, in some cases severely, companies’ access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data and wireless services, may be forced to delay or reduce or be unable to finance purchases of our products and services and may delay payment or default on outstanding bills to us. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face new capital-related and other regulations in the U.S. and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. While we have been successful in continuing to access the credit and fixed income markets when needed, a financial crisis could render us unable to access these markets, severely affecting our business operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the last several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In order to remain competitive, we are deploying a more sophisticated wireline network and continue to deploy a more sophisticated wireless network, as well as research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could materially adversely affect us.

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the U.S. are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse rulings by the FCC relating to broadband issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on potential global climate changes has led to proposals at state, federal and foreign government levels to increase regulation on various types of emissions, including those generated by vehicles and by facilities consuming large amounts of electricity.

Increasing competition in the wireless industry could adversely affect our operating results.

We have multiple wireless competitors in each of our service areas and compete for customers based principally on price, service/device offerings, call quality, coverage area and customer service. In addition, we are likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect market saturation to continue to cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates, leading to increased competition for customers. We expect that the availability of additional 700 MHz spectrum could increase competition and the effectiveness of existing competition. This competition will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices and deployment, and service offerings.

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

The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. Network service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and handset operating standards, supplier delays, increases in network equipment and handset component costs, regulatory permitting delays for tower sites or enhancements or labor-related delays. Deployment of new technology also may adversely affect the performance of the network for existing services. If the FCC does not allocate sufficient spectrum to allow the wireless industry in general, and the company in particular, to increase its capacity or if we cannot deploy the services customers desire on a timely basis or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

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

The continued success of our U-verse services initiative will depend on the timing, extent and cost of deployment; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability and reliability of the various technologies required to provide such offerings.

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
•
Increases in our benefit plans’ costs, including increases due to adverse changes in the U.S. and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates and adverse medical cost trends and unfavorable healthcare legislation and regulations.

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

•	The extent of competition and the resulting pressure on customer and access line totals and wireline and wireless operating margins.
•	Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireless and wireline markets.
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
•
The impact on our networks and business from major equipment failures, our inability to obtain handsets, equipment/software or have handsets, equipment/software serviced in a timely and cost-effective manner from suppliers, severe weather conditions, natural disasters, pandemics, energy shortages, wars or terrorist attacks.

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
•
Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, which may require significant amounts of cash or stock, to respond to competition and regulatory, legislative and technological developments.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2010	2009	2008
Operating Revenues		As Adjusted
Wireless service	$53,510	$48,563	$44,249
Voice	28,315	32,324	37,322
Data	27,479	25,561	24,416
Directory	3,935	4,724	5,416
Other	11,041	11,341	12,040
Total operating revenues	124,280	122,513	123,443

Operating Expenses
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	52,263	50,571	56,688
Selling, general and administrative	33,065	31,427	48,772
Depreciation and amortization	19,379	19,515	19,673
Total operating expenses	104,707	101,513	125,133
Operating Income (Loss)	19,573	21,000	(1,690)

Other Income (Expense)
Interest expense	(2,994)	(3,368)	(3,369)
Equity in net income of affiliates	762	734	819
Other income (expense) – net	897	152	(332)
Total other income (expense)	(1,335)	(2,482)	(2,882)
Income (Loss) from Continuing Operations Before Income Taxes	18,238	18,518	(4,572)
Income tax (benefit) expense	(1,162)	6,091	(2,210)
Income (Loss) from Continuing Operations	19,400	12,427	(2,362)
Income (Loss) from Discontinued Operations, net of tax	779	20	(2)
Net Income (Loss)	20,179	12,447	(2,364)
Less: Net Income Attributable to Noncontrolling Interest	(315)	(309)	(261)
Net Income (Loss) Attributable to AT&T	$19,864	$12,138	$(2,625)

Basic Earnings (Loss) Per Share from Continuing Operations Attributable to AT&T	$3.23	$2.06	$(0.44)
Basic Earnings Per Share from Discontinued Operations Attributable to AT&T	0.13	-	-
Basic Earnings (Loss) Per Share Attributable to AT&T	$3.36	$2.06	$(0.44)

Diluted Earnings (Loss) Per Share from Continuing Operations Attributable to AT&T	$3.22	$2.05	$(0.44)
Diluted Earnings Per Share from Discontinued Operations Attributable to AT&T	0.13	-	-
Diluted Earnings (Loss) Per Share Attributable to AT&T	$3.35	$2.05	$(0.44)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2010	2009
Assets		As Adjusted
Current Assets
Cash and cash equivalents	$1,437	$3,741
Accounts receivable – net of allowances for doubtful accounts of $957 and $1,202	13,610	14,845
Prepaid expenses	1,458	1,562
Deferred income taxes	1,170	1,247
Other current assets	2,276	3,792
Total current assets	19,951	25,187
Property, Plant and Equipment – Net	103,196	99,519
Goodwill	73,601	72,782
Licenses	50,372	48,741
Customer Lists and Relationships – Net	4,708	7,393
Other Intangible Assets – Net	5,440	5,494
Investments in Equity Affiliates	4,515	2,921
Other Assets	6,705	6,275
Total Assets	$268,488	$268,312

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$7,196	$7,361
Accounts payable and accrued liabilities	20,055	21,260
Advanced billing and customer deposits	4,086	4,170
Accrued taxes	72	1,681
Dividends payable	2,542	2,479
Total current liabilities	33,951	36,951
Long-Term Debt	58,971	64,720
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	22,070	23,579
Postemployment benefit obligation	28,803	27,847
Other noncurrent liabilities	12,743	13,226
Total deferred credits and other noncurrent liabilities	63,616	64,652
Stockholders’ Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2010 and 2009: issued 6,495,231,088 at December 31, 2010 and 2009)
	6,495	6,495
Additional paid-in capital	91,731	91,707
Retained earnings	31,792	21,944
Treasury stock (584,144,220 at December 31, 2010, and 593,300,187 at December 31, 2009, at cost)	(21,083)	(21,260)
Accumulated other comprehensive income	2,712	2,678
Noncontrolling interest	303	425
Total stockholders’ equity	111,950	101,989
Total Liabilities and Stockholders’ Equity	$268,488	$268,312
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2010	2009	2008
Operating Activities		As Adjusted
Net income (loss)	$20,179	$12,447	$(2,364)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,379	19,515	19,673
Undistributed earnings from investments in equity affiliates	(603)	(419)	(654)
Provision for uncollectible accounts	1,334	1,762	1,795
Deferred income tax expense (benefit) and noncurrent unrecognized tax benefits	(3,280)	1,885	(4,202)
Net (gain) loss from impairment and sale of investments	(802)	-	517
Actuarial loss on pension and postretirement benefit plans	2,521	215	25,150
(Income) loss from discontinued operations	(779)	(20)	2
Changes in operating assets and liabilities:
Accounts receivable	(99)	(490)	(1,475)
Other current assets	717	(617)	1,854
Accounts payable and accrued liabilities	(2,414)	943	(4,456)
Net income attributable to noncontrolling interest	(315)	(309)	(261)
Other – net	(845)	(507)	(1,969)
Total adjustments	14,814	21,958	35,974
Net Cash Provided by Operating Activities	34,993	34,405	33,610

Investing Activities Construction and capital expenditures:
Capital expenditures	(19,530)	(16,554)	(19,631)
Interest during construction	(772)	(740)	(659)
Acquisitions, net of cash acquired	(2,906)	(983)	(10,972)
Dispositions	1,830	287	1,615
(Purchases) and sales of securities, net	(100)	55	68
Sale of other investments	-	-	436
Other	29	52	45
Net Cash Used in Investing Activities	(21,449)	(17,883)	(29,098)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	1,592	(3,910)	2,017
Issuance of long-term debt	2,235	8,161	12,416
Repayment of long-term debt	(9,294)	(8,652)	(4,009)
Purchase of treasury shares	-	-	(6,077)
Issuance of treasury shares	50	28	319
Dividends paid	(9,916)	(9,670)	(9,507)
Other	(515)	(465)	151
Net Cash Used in Financing Activities	(15,848)	(14,508)	(4,690)
Net increase (decrease) in cash and cash equivalents	(2,304)	2,014	(178)
Cash and cash equivalents beginning of year	3,741	1,727	1,905
Cash and Cash Equivalents End of Year	$1,437	$3,741	$1,727
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity
Dollars and shares in millions except per share amounts
	2010		2009		2008
	Shares	Amount	Shares	Amount	Shares	Amount
			As Adjusted
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of shares	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,707		$91,728		$91,638
Issuance of treasury shares		159		29		87
Share-based payments		(130)		(50)		3
Change related to acquisition of interests held by noncontrolling owners		(5)		-		-
Balance at end of year		$91,731		$91,707		$91,728

Retained Earnings
Balance at beginning of year		$21,944		$19,566		$31,764
Net income (loss) attributable to AT&T ($3.35, $2.05, and $(0.44) per diluted share)		19,864		12,138		(2,625)
Dividends to stockholders ($1.69, $1.65, and $1.61 per share)		(9,985)		(9,733)		(9,506)
Other		(31)		(27)		(67)
Balance at end of year		$31,792		$21,944		$19,566

Treasury Stock
Balance at beginning of year	(593)	$(21,260)	(602)	$(21,410)	(451)	$(15,683)
Purchase of shares	-	-	-	-	(164)	(6,077)
Issuance of shares	9	177	9	150	13	350
Balance at end of year	(584)	$(21,083)	(593)	$(21,260)	(602)	$(21,410)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity (continued)
Dollars and shares in millions except per share amounts
	2010	2009	2008
	Amount	Amount	Amount
		As Adjusted
Accumulated Other Comprehensive Income (Loss) Attributable to AT&T, net of tax:
Balance at beginning of year	$2,678	$(418)	$662
Foreign currency translation adjustments, net of taxes of $146, $70, and $(239)	271	147	(443)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses), net of taxes of $(12), $84, and $(139)	(22)	176	(259)
Less reclassification adjustment realized in net income (loss), net of taxes of $7, $23, and $(9)	14	48	(16)
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses), net of taxes of $(182), $329, and $(148)	(334)	610	(274)
Less reclassification adjustment realized in net income (loss), net of taxes of $7, $8, and $9	12	15	17
Defined benefit postretirement plans (see Notes 1 and 11):
Net prior service benefit arising during period, net of taxes of $298, $1,383, and $20	487	2,257	32
Amortization of net prior service cost included in net income (loss), net of taxes of $(243), $(96), and $(84)	(396)	(156)	(137)
Other	2	(1)	-
Other comprehensive income (loss) attributable to AT&T	34	3,096	(1,080)
Balance at end of year	$2,712	$2,678	$(418)

Noncontrolling Interest:
Balance at beginning of year	$425	$403	$380
Net income attributable to noncontrolling interest	315	309	261
Distributions	(278)	(286)	(260)
Acquisition of interests held by noncontrolling owners	(162)	-	-
Translation adjustments applicable to noncontrolling interest, net of tax	3	(1)	22
Balance at end of year	$303	$425	$403

Total Stockholders’ Equity at beginning of year	$101,989	$96,364	$115,256
Total Stockholders’ Equity at end of year	$111,950	$101,989	$96,364

Total Comprehensive Income (Loss), net of tax:
Net income (loss) attributable to AT&T	$19,864	$12,138	$(2,625)
Other comprehensive income (loss) attributable to AT&T per above	34	3,096	(1,080)
Comprehensive income (loss) attributable to AT&T	$19,898	$15,234	$(3,705)

Net income attributable to noncontrolling interest	$315	$309	$261
Other comprehensive income (loss) attributable to noncontrolling interest per above	3	(1)	22
Comprehensive income attributable to noncontrolling interest	$318	$308	$283
Total Comprehensive Income (Loss)	$20,216	$15,542	$(3,422)
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

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 7).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. We have reclassified certain amounts in prior-period financial statements to conform to the current period’s presentation. See Note 2 for a discussion of changes in reporting related to discontinued operations, and Notes 4 and 11 for a discussion of our changes in accounting and reporting for our pension and other postretirement benefit costs and intersegment activity.

Pension and Other Postretirement Benefits  In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. Historically, we have recognized the actuarial gains and losses as a component of the Stockholders’ Equity on our consolidated balance sheets on an annual basis and have amortized them into our operating results over the average future service period of the active employees of these plans, to the extent such gains and losses were outside of a corridor. We have elected to immediately recognize actuarial gains and losses in our operating results, noting that it is generally preferable to accelerate the recognition of deferred gains and losses into income rather than to delay such recognition. This change will improve transparency in our operating results by more quickly recognizing the effects of economic and interest rate conditions on plan obligations, investments and assumptions. These gains and losses are generally only measured annually as of December 31 and accordingly will be recorded during the fourth quarter. Additionally, for purposes of calculating the expected return on plan assets, we will no longer use a permitted averaging technique for the market-related value of plan assets but instead will use actual fair value of plan assets. We have applied these changes retrospectively, adjusting all prior periods. The cumulative effect of the change on retained earnings as of January 1, 2008, was a reduction of $1,533, with an offset to accumulated other comprehensive income (OCI). The annual recognition of actuarial gains and losses, which is reported as “Actuarial loss on pension and postretirement benefit plans” on our consolidated statement of cash flows total $2,521 in 2010, $215 in 2009 and $25,150 in 2008. This change did not have a material impact on cash provided by or used in operations for any period presented.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents our results under our historical method and as adjusted to reflect the accounting change:
	Historical Accounting Method	As Adjusted	Effect of Change
At December 31, 2010 or for the year ended
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	$51,379	$52,263	$884
Selling, general and administrative	31,221	33,065	1,844
Depreciation and amortization1,2	19,456	19,379	(77)
Income tax (benefit) expense2	(155)	(1,162)	(1,007)
Income from Continuing Operations	21,045	19,400	(1,645)
Net Income Attributable to AT&T2	21,508	19,864	(1,644)

Basic Earnings per Share Attributable to AT&T	$3.64	$3.36	$(0.28)
Diluted Earnings per Share Attributable to AT&T	3.62	3.35	(0.27)

Property, Plant and Equipment – Net1	$103,564	$103,196	$(368)
Deferred income taxes	22,210	22,070	(140)
Retained Earnings	50,859	31,792	(19,067)
Accumulated other comprehensive income	(16,128)	2,712	18,840

At December 31, 2009 or for the year ended
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	$50,517	$50,571	$54
Selling, general and administrative	30,943	31,427	484
Depreciation and amortization1,2	19,602	19,515	(87)
Income tax (benefit) expense2	6,146	6,091	(55)
Income from Continuing Operations	12,824	12,427	(397)
Net Income Attributable to AT&T2	12,535	12,138	(397)

Basic Earnings per Share Attributable to AT&T	$2.12	$2.06	$(0.06)
Diluted Earnings per Share Attributable to AT&T	2.12	2.05	(0.07)

Property, Plant and Equipment – Net1	$100,052	$99,519	$(533)
Deferred income taxes	23,781	23,579	(202)
Retained Earnings	39,366	21,944	(17,422)
Accumulated other comprehensive income	(14,412)	2,678	17,090

At December 31, 2008 or for the year ended
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	$49,878	$56,688	$6,810
Selling, general and administrative	30,752	48,772	18,020
Depreciation and amortization1,2	19,766	19,673	(93)
Income tax (benefit) expense2	7,034	(2,210)	(9,244)
Income (Loss) from Continuing Operations	13,130	(2,362)	(15,492)
Net Income (Loss) Attributable to AT&T2	12,867	(2,625)	(15,492)

Basic Earnings (Loss) per Share Attributable to AT&T	$2.17	$(0.44)	$(2.61)
Diluted Earnings (Loss) per Share Attributable to AT&T	2.16	(0.44)	(2.60)

Property, Plant and Equipment – Net1	$99,037	$98,415	$(622)
Deferred income taxes	19,171	18,935	(236)
Retained Earnings	36,591	19,566	(17,025)
Accumulated other comprehensive income	(17,057)	(418)	16,639
1	A portion of pension and postretirement costs are capitalized as a part of construction labor.
2	The effect of the accounting change is also reflected in our consolidated statements of cash flows, included in “Net income (loss)” and relevant adjustments to reconcile net income (loss) to net cash provided by operating activities.

Recent Accounting Standards
Fair Value Measurements and Disclosures  In January 2010, the Financial Accounting Standards Board (FASB) issued “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which required new disclosures and explanations for transfers of financial assets and liabilities between levels in the fair value hierarchy. ASU 2010-06 also clarifies that fair value measurement disclosures are required for each class of financial asset and liability, which may be a subset of a caption in the consolidated balance sheets, and those disclosures should include a discussion of inputs and valuation techniques. For financial assets and liabilities subject to lowest-level measurements (Level 3), ASU 2010-06 further requires that we separately present purchases, sales, issuances, and settlements instead of netting these changes.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Revenue Arrangements with Multiple Deliverables  In October 2009, the FASB issued “Multiple-Deliverable Revenue Arrangements” (ASU 2009-13), which addresses how revenues should be allocated among all products and services included in our bundled sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence at the intermediate level, and a best estimate at the lowest level. It eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. We adopted ASU 2009-13 for sales entered into or materially modified in the year beginning January 1, 2011. ASU 2009-13 had no material effect on our financial statements or existing revenue recognition policies.

Employee Separations  We established obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage, and other benefits. At December 31, 2010, we had severance accruals of $848 and at December 31, 2009, we had severance accruals of $669. During the fourth quarter of 2010, we accrued $756 in conjunction with ongoing cost reduction initiatives.

Income Taxes  We provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. The tax basis of assets and liabilities are based on amounts that meet the recognition threshold and are measured pursuant to the measurement requirement in current standards. We provide valuation allowances against the deferred tax assets for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

We report, on a net basis, taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in our consolidated statements of income.

Cash and Cash Equivalents  Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2010, we held $332 in cash and $1,105 in money market funds and other cash equivalents.

Revenue Recognition  Revenues derived from wireless, local telephone, long-distance, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our wireless service revenues are billed either in advance, arrears or are prepaid. Our wireless Rollover® rate plans include a feature whereby unused anytime minutes do not expire each month but rather are available, under certain conditions, for future use for a period not to exceed one year from the date of purchase. Using historical subscriber usage patterns, we defer these revenues based on an estimate of the portion of unused minutes expected to be utilized prior to expiration.

We record an estimated revenue reduction for future adjustments to customer accounts, other than bad debt expense, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts in which we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

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

Inventory  Inventories, which are included in “Other current assets” on our consolidated balance sheets, were $1,303 at December 31, 2010, and $885 at December 31, 2009. Wireless handsets and accessories, which are valued at the lower of cost or market (determined using current replacement cost) were $1,185 as of December 31, 2010, and $790 as of December 31, 2009. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

Property, Plant and Equipment  Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 2). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

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

Software Costs  It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in “Property, Plant and Equipment” on our consolidated balance sheets and are primarily amortized over a three-year period. In addition, there is certain network software that allows the equipment to provide the features and functions unique to the AT&T network, which we include in the cost of the equipment categories for financial reporting purposes.

Business Combinations  We expense acquisition-related costs and restructuring costs. Prior to 2009, we included acquisition-related costs as part of our purchase accounting, and we treated restructuring costs that we expected but were not obligated to incur, including changes to benefit plans, as if they were a liability assumed at the acquisition date. We applied current guidance to acquisitions completed after 2009, including the acquisitions of Centennial Communications Corp. (Centennial) and certain properties from Verizon Wireless (see Note 2).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Goodwill and Other Intangible Assets  AT&T has four major classes of intangible assets: goodwill, Federal Communications Commission (FCC) licenses, other indefinite-lived intangible assets, made up predominately of the AT&T and other brand names, and various other finite-lived intangible assets.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. FCC licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time (generally 10 years), renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses. We acquired the rights to the AT&T and other brand names in previous acquisitions. We have the effective ability to retain these exclusive rights permanently at a nominal cost.

Goodwill, FCC licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and is generally composed of comparing the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principle operating segments (Wireless, Wireline and Advertising Solutions), to the fair value of those reporting units calculated under a market multiple approach as well as a discounted cash flow approach. FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name.

Intangible assets that have finite useful lives are amortized over their useful lives, a weighted-average of 7.9 years (7.9 years for customer lists and relationships and 10.3 years for other). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method of amortization.

Advertising Costs  We expense advertising costs for advertising products and services or for promoting our corporate image as we incur them (see Note 14).

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated OCI in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a large portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 9).

NOTE 2. ACQUISITIONS, DISPOSITIONS, AND OTHER ADJUSTMENTS

Acquisitions
Wireless Properties Transactions  In June 2010, we acquired certain wireless properties, including FCC licenses and network assets, from Verizon Wireless for $2,376 in cash. The assets primarily represent former Alltel Wireless assets and served approximately 1.6 million subscribers in 79 service areas across 18 states. The fair value of the acquired net assets of $1,439 included $368 of property, plant and equipment, $937 of goodwill, $765 of FCC licenses, and $224 of customer lists and other intangible assets.

As the value of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the acquisition date. When the valuation is final, any changes to the preliminary valuation of acquired assets and liabilities could result in adjustments to goodwill.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Centennial  In December 2010, we completed our acquisition accounting for Centennial. As of December 31, 2010, the fair value measurement of Centennial’s net assets acquired included $1,518 of goodwill, $655 of FCC licenses, and $449 of customer lists and other intangible assets.

Other Acquisitions  In 2010, we acquired $265 of wireless spectrum from various companies, primarily in support of our ongoing network enhancement efforts, and a home monitoring platform developer and other entities for $86 in cash. During 2009, we acquired a provider of mobile application solutions and a security consulting business for a combined $50 before closing costs.

During 2008, we acquired Easterbrooke Cellular Corporation, Windstream Wireless, Wayport Inc., and the remaining 64% of Edge Wireless for a combined $663, recording $449 in goodwill. The acquisitions of these companies were designed to expand our wireless and Wi-Fi coverage area.

Pending Acquisition  In December 2010, we agreed to purchase spectrum licenses in the Lower 700 MHz frequency band from Qualcomm Incorporated (Qualcomm) for approximately $1,925 in cash. The spectrum covers more than 300 million people total nationwide, including 12 MHz of Lower 700 MHz D and E block spectrum covering more than 70 million people in five of the top 15 metropolitan areas and 6 MHz of Lower 700 MHz D block spectrum covering more than 230 million people across the rest of the U.S. We plan to deploy this spectrum as supplemental downlink capacity, using carrier aggregation technology once compatible handsets and network equipment are developed. The transaction is subject to regulatory approvals and other customary closing conditions. In February 2011, the waiting period under the Hart-Scott-Rodino Act expired without the Department of Justice (DOJ) requesting additional information. AT&T and Qualcomm anticipate closing the purchase in the second half of 2011.

Dispositions
Sale of Sterling Operations  In August 2010, we sold our Sterling Commerce Inc. (Sterling) subsidiary to International Business Machines Corporation (IBM) for approximately $1,400 in cash. Sterling provides business applications and integration solutions to approximately 18,000 customers worldwide. In conjunction with the sale, we divested $649 of goodwill and other intangible assets. We also entered into a transition services agreement with IBM related to short-term support of Sterling’s operations after the sale.

During the second quarter of 2010, we accounted for Sterling as a discontinued operation. We determined that the cash inflows under the transition services agreement and our cash outflows under the enterprise license agreement will not constitute significant continuing involvement with Sterling’s operations after the sale. We have reclassified Sterling’s operating results, for all historical periods, to income from discontinued operations in the accompanying consolidated statements of income. We also applied held-for-sale treatment to Sterling’s assets and liabilities, and, accordingly, included Sterling’s assets in other current assets, and the related liabilities in accounts payable and accrued liabilities, on our consolidated balance sheets. Sterling’s assets and liabilities included the following as of December 31:

2009
Assets held for sale:
Current assets	$333
Property, plant and equipment	40
Goodwill and other intangible assets	672
Other assets	47
Total assets	$1,092

Liabilities related to assets held for sale:
Current liabilities	$365
Other liabilities	126
Total liabilities	$491

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table includes Sterling’s operating results, which we historically included in our Other segment:

	Aug. 27, 2010	Dec. 31, 2009	Dec. 31, 2008
Operating revenues	$349	$563	$633
Operating expenses	327	523	616
Operating income	22	40	17
Income (loss) before income taxes	18	29	(1)
Income tax expense	8	9	1
Income (loss) from discontinued operations during phase-out period	10	20	(2)
Gain on disposal of discontinued operations	769	-	-
Income (loss) from discontinued operations, net of tax	$779	$20	$(2)

Centennial  In October 2009, the DOJ cleared our acquisition of Centennial, subject to the DOJ’s condition that we divest Centennial’s operations in eight service areas in Louisiana and Mississippi. In August 2010, we sold those eight service areas for $273 in cash.

Other Dispositions  In 2010, we also sold our domestic Japanese outsourcing services company for $109. In 2009, we sold a professional services business for $174 and eliminated $113 of goodwill. In 2008, we sold to Local Insight Regatta Holdings Inc., the parent company of Local Insight Yellow Pages, the Independent Line of Business segment of the L.M. Berry Company, for $230.

Other Adjustments  During 2010, we recorded $78 in reductions of Dobson Communications Corporation and BellSouth Corporation (BellSouth) restructuring liabilities previously included in the purchase accounting for those deals, and we recorded an offsetting reduction of goodwill.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2010, 2009 and 2008, are shown in the table below:

Year Ended December 31,	2010	2009	2008
Numerators
Numerator for basic earnings per share:
Income (loss) from continuing operations	$19,400	$12,427	$(2,362)
Income attributable to noncontrolling interest	(315)	(309)	(261)
Income (loss) from continuing operations attributable to AT&T	19,085	12,118	(2,623)
Dilutive potential common shares:
Other share-based payment	11	10	9
Numerator for diluted earnings per share	$19,096	$12,128	$(2,614)
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	5,913	5,900	5,927
Dilutive potential common shares:
Stock options	3	3	9
Other share-based payment	22	21	22
Denominator for diluted earnings per share	5,938	5,924	5,958
Basic earnings (loss) per share from continuing operations attributable to AT&T	$3.23	$2.06	$(0.44)
Basic earnings per share from discontinued operations attributable to AT&T	0.13	-	-
Basic earnings (loss) per share attributable to AT&T	$3.36	$2.06	$(0.44)
Diluted earnings (loss) per share from continuing operations attributable to AT&T	$3.22	$2.05	$(0.44)
Diluted earnings per share from discontinued operations attributable to AT&T	0.13	-	-
Diluted earnings (loss) per share attributable to AT&T	$3.35	$2.05	$(0.44)

At December 31, 2010, 2009 and 2008, we had issued and outstanding options to purchase approximately 130 million, 178 million and 204 million shares of AT&T common stock. The exercise prices of 100 million, 163 million and 144 million shares in 2010, 2009 and 2008 were above the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2010, the exercise prices of 25 million vested stock options were below market price.

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. We analyze our various operating segments based on segment income before income taxes. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our consolidated results. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verseSM TV, high-speed broadband and voice services (U-verse) and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements.

The Advertising Solutions segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising and Internet-based advertising and local search.

The Other segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest cost and expected return on pension and postretirement benefits. In May 2010, we announced the sale of Sterling. The Other segment results for all periods shown have been restated to exclude the results of Sterling, which are now reflected in discontinued operations (see Note 2).

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits as well as the attribution of those benefit costs to our segments (see Note 1). Historically, the total benefit costs were attributed to each segment. As part of the benefit accounting change, the service cost and the amortization of prior service costs, which represent the benefits earned by active employees during the period, will continue to be attributed to the segment in which the employee is employed, while interest cost and expected return on assets will now be recorded in the Other segment as those financing activities are managed on a corporate level. Actuarial gains and losses resulting from the remeasurement of our pension and postretirement benefit plans, which generally only occurs in the fourth quarter, will be reflected in AT&T’s consolidated results only. We have adjusted prior-period segment information to conform to the current period’s presentation.

Historically, the intersegment activity had been reported as revenue in the billing segment and offsetting operating expense in the purchasing segment. Upon consolidation, the intersegment revenue and expense were eliminated with the consolidated results, reflecting the cash operating and depreciation expense of providing the intersegment service. As part of AT&T’s ongoing initiatives to manage its business from an external customer perspective, we no longer report intersegment revenue and instead report the cash operating and depreciation expense related to intersegment activity in the purchasing segment, which provided services to the external customer. While this change did not affect AT&T’s total consolidated results, the impact to each operating segment varied. In particular, the Wireless segment, as a purchaser of network, IT and other services from the Wireline segment, experienced a reduction in cash operating expense partially offset by increased depreciation expense, with the net result being increased operating margins. This change was effective with the reporting of operating results for the quarter ended March 31, 2010. We have applied this change retrospectively, adjusting prior-period segment information.

In the following tables, we show how our segment results are reconciled to our consolidated results reported. The Wireless, Wireline, Advertising Solutions and Other columns represent the segment results of each such operating segment. The Consolidations column adds in those line items that we manage on a consolidated basis only: actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net. In the Segment assets line item, we have eliminated the value of our investments in our fully consolidated subsidiaries and the intercompany financing assets as these have no impact to the segments’ operations.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Segment results, including a reconciliation to AT&T consolidated results, for 2010, 2009 and 2008 are as follows:
At December 31, 2010 or for the year ended
			Advertising			Consolidated
	Wireless	Wireline	Solutions	Other	Consolidations	Results
Total segment operating revenues	$58,500	$61,202	$3,935	$643	$-	$124,280
Operations and support expenses	36,746	41,008	2,583	2,470	2,521	85,328
Depreciation and amortization expenses	6,497	12,371	497	14	-	19,379
Total segment operating expenses	43,243	53,379	3,080	2,484	2,521	104,707
Segment operating income (loss)	15,257	7,823	855	(1,841)	(2,521)	19,573
Interest expense	-	-	-	-	2,994	2,994
Equity in net income of affiliates	9	11	-	742	-	762
Other income (expense) – net	-	-	-	-	897	897
Segment income (loss) before income taxes	$15,266	$7,834	$855	$(1,099)	$(4,618)	$18,238
Segment assets	$122,011	$149,230	$8,736	$9,067	$(20,556)	$268,488
Investments in equity method affiliates	14	-	-	4,501	-	4,515
Expenditures for additions to long-lived assets	9,171	11,071	29	31	-	20,302

At December 31, 2009 or for the year ended
			Advertising			Consolidated
	Wireless	Wireline	Solutions	Other	Consolidations	Results
Total segment operating revenues	$53,504	$63,514	$4,724	$771	$-	$122,513
Operations and support expenses	33,631	42,352	2,743	3,057	215	81,998
Depreciation and amortization expenses	6,043	12,743	650	79	-	19,515
Total segment operating expenses	39,674	55,095	3,393	3,136	215	101,513
Segment operating income (loss)	13,830	8,419	1,331	(2,365)	(215)	21,000
Interest expense	-	-	-	-	3,368	3,368
Equity in net income of affiliates	9	17	-	708	-	734
Other income (expense) – net	-	-	-	-	152	152
Segment income (loss) before income taxes	$13,839	$8,436	$1,331	$(1,657)	$(3,431)	$18,518
Segment assets	$116,720	$156,130	$9,654	$8,908	$(23,100)	$268,312
Investments in equity method affiliates	4	-	-	2,917	-	2,921
Expenditures for additions to long-lived assets	6,066	11,200	22	6	-	17,294

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2008
			Advertising			Consolidated
	Wireless	Wireline	Solutions	Other	Consolidations	Results
Total segment operating revenues	$49,174	$67,890	$5,416	$963	$-	$123,443
Operations and support expenses	31,530	44,817	2,900	1,063	25,150	105,460
Depreciation and amortization expenses	6,025	12,786	789	73	-	19,673
Total segment operating expenses	37,555	57,603	3,689	1,136	25,150	125,133
Segment operating income (loss)	11,619	10,287	1,727	(173)	(25,150)	(1,690)
Interest expense	-	-	-	-	3,369	3,369
Equity in net income of affiliates	6	19	-	794	-	819
Other income (expense) – net	-	-	-	-	(332)	(332)
Segment income (loss) before income taxes	$11,625	$10,306	$1,727	$621	$(28,851)	$(4,572)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2010	2009
Land	-	$1,694	$1,724
Buildings	35-45	25,979	24,238
Central office equipment1	3-10	79,607	78,314
Cable, wiring and conduit	10-50	75,732	73,191
Other equipment1	5-15	46,622	39,723
Software	3-5	9,219	8,812
Under construction	-	4,980	3,159
		243,833	229,161
Accumulated depreciation and amortization		140,637	129,642
Property, plant and equipment – net		$103,196	$99,519
1 Includes certain network software.

Our depreciation expense was $16,402 in 2010, $15,849 in 2009 and $15,191 in 2008.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $3,060 for 2010, $2,889 for 2009 and $2,733 for 2008. At December 31, 2010, the future minimum rental payments under noncancelable operating leases for the years 2011 through 2015 were $2,590, $2,454, $2,257, $2,134 and $2,022, with $13,347 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

American Tower Corp. Agreement
In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments was recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $480 in 2010, $509 in 2009 and $539 in 2008.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment (which is the same as the reporting unit for Wireless, Wireline and Advertising Solutions), for the years ended December 31, 2010 and 2009, were as follows:

	Wireless	Wireline	Advertising Solutions	Other	Total
Balance as of January 1, 2009	$33,851	$31,381	$5,694	$426	$71,352
Goodwill acquired	1,276	344	36	-	1,656
Other	(90)	(117)	1	(20)	(226)
Balance as of December 31, 2009	35,037	31,608	5,731	406	72,782
Goodwill acquired	937	-	-	43	980
Other	(219)	62	-	(4)	(161)
Balance as of December 31, 2010	$35,755	$31,670	$5,731	$445	$73,601

The reclassification of Sterling as a discontinued operation impacted goodwill by $477 and other intangible assets balances by $195 at December 31, 2009 and $254 at January 1, 2009. Goodwill acquired in 2010 relates primarily to the acquisition of certain wireless properties from Verizon Wireless and in 2009 relates to certain wireless and wireline properties acquired from Centennial. Changes to goodwill during 2010 include adjustments totaling $(219) related to wireless business combinations and $62 due primarily to adjustments relating to a wireline business combination. Changes to goodwill during 2009 include adjustments totaling $90 related to wireless liabilities in connection with a business combination and disposition of a wireline entity for $117 (see Note 2).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our other intangible assets are summarized as follows:

	December 31, 2010		December 31, 2009
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility LLC	$6,987	$5,240	$7,729	$5,023
BellSouth	9,215	6,807	9,215	5,597
AT&T Corp.	3,134	2,647	3,134	2,377
Other	350	284	524	212
Subtotal	19,686	14,978	20,602	13,209
Other	525	239	778	519
Total	$20,211	$15,217	$21,380	$13,728

Indefinite-life intangible assets not subject to amortization:
Licenses	$50,372		$48,741
Trade name	5,154		5,235
Total	$55,526		$53,976

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for definite-life intangible assets was $2,977 for the year ended December 31, 2010, $3,666 for the year ended December 31, 2009, and $4,482 for the year ended December 31, 2008. Amortization expense is estimated to be $2,007 in 2011, $1,325 in 2012, $739 in 2013, $346 in 2014 and $214 in 2015. In 2009, Mobility wrote off $2,963 in fully amortized intangible assets (primarily customer lists). We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

Licenses include wireless FCC licenses of $50,356 at December 31, 2010, and $48,650 at December 31, 2009, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. In 2010, we recorded an $85 impairment for a trade name.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less-than-majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates include primarily international investments. As of December 31, 2010, our investments in equity affiliates included an 8.4% interest in Télefonos de México, S.A. de C.V. (Telmex), Mexico’s national telecommunications company, and a 9.0% interest in América Móvil, S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A.B. de C.V. (CGT), has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium has the right to appoint a majority of the directors of América Móvil.

América Móvil Transactions  On June 11, 2010, as part of a tender offer from América Móvil, we exchanged all our shares in Telmex Internacional, S.A.B. de C.V. (TI) for América Móvil L shares at the offered exchange rate of 0.373, which resulted in a pretax gain of $658. The exchange was accounted for at fair value. In addition, we paid $202 to purchase additional shares of América Móvil L shares to maintain our ownership percentage at a pretransaction level.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2010	2009
Beginning of year	$2,921	$2,332
Additional investments	220	44
Equity in net income of affiliates	762	734
Dividends received	(159)	(315)
Dispositions	(204)	-
Currency translation adjustments	203	125
Telmex Internacional exchange	658	-
Other adjustments	114	1
End of year	$4,515	$2,921

Undistributed earnings from equity affiliates were $5,137 and $4,534 at December 31, 2010 and 2009. The currency translation adjustment for 2010 and 2009 reflects the effect of exchange rate fluctuations on our investments in Telmex, TI and América Móvil.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2010, was $1,231. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2010, was $10,383.

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2010	2009
Notes and debentures
Interest Rates	Maturities1
0.35% – 2.99%	2010 – 2015	$2,250	$3,500
3.00% – 4.99%	2010 – 2014	5,880	5,853
5.00% – 6.99%	2010 – 2095	43,506	41,331
7.00% – 9.10%	2010 – 2097	11,986	19,069
Other		14	136
Fair value of interest rate swaps recorded in debt		435	310
		64,071	70,199
Unamortized premium, net of discount		185	1,612
Total notes and debentures		64,256	71,811
Capitalized leases		259	237
Total long-term debt, including current maturities		64,515	72,048
Current maturities of long-term debt		(5,544)	(7,328)
Total long-term debt		$58,971	$64,720
1 Maturities assume putable debt is redeemed by the holders at the next opportunity.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2011. We have $1,000 of annual put reset securities issued by BellSouth that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, excluding May 2011, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Debt maturing within one year consisted of the following at December 31:

	2010	2009
Current maturities of long-term debt	$5,544	$7,328
Commercial paper	1,625	-
Bank borrowings1	27	33
Total	$7,196	$7,361
1 Outstanding balance of short-term credit facility of a foreign subsidiary.

During 2010, we received net proceeds of $2,235 from the issuance of $2,250 of 2.50% global notes due in 2015. Debt proceeds were used for general corporate purposes. We also received net proceeds of $1,620 from the net issuance of commercial paper and other short-term bank borrowings.

During 2010, debt repayments totaled $9,294 and consisted of:
•	$5,668 in repayments of long-term debt with a weighted-average interest rate of 2.86%.
•	$3,000 for the early redemption of the New Cingular Wireless Services, Inc. 7.875% notes originally due on March 1, 2011.
•
$594 related to the private exchange we completed on September 2, 2010 whereby holders exchanged $1,362 of New Cingular Wireless Services, Inc. 8.75% senior notes due 2031 and $1,537 of AT&T Corp. (ATTC) 8.00% senior notes due 2031 for $3,500 of new 5.35% AT&T Inc. global notes due 2040 plus a cash payment.

•	$32 in repayments of capitalized leases.

As of December 31, 2010 and 2009, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2010, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2011	2012	2013	2014	2015	Thereafter
Debt repayments1	$5,535	$5,454	$5,823	$4,788	$4,514	$38,042
Weighted-average interest rate	6.2%	6.4%	5.6%	5.1%	4.3%	6.4%
1 Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities  In December 2010, we replaced our five-year, $9,465 revolving credit facility with two new revolving credit facilities with a syndicate of banks – a four-year, $5,000 agreement and a $3,000, 364-day agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes, which could include repayment of maturing commercial paper. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2010, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

The Four-Year Agreement
We can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred. The obligations of the lenders to provide advances will terminate on December 20, 2014, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional one year beyond the December 20, 2014 termination date (with a potential one-year further renewal), under certain circumstances.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Advances would bear interest, at our option, either:
•
at an annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T’s credit default swap mid-rate spread and subject to a floor or cap as set forth in the Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or

•
at a rate equal to: (i) the London InterBank Offered Rate (LIBOR) (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

If we pledge assets or otherwise have liens on our properties, then advances will be ratably secured, subject to specified exceptions. We also must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) ratio of not more than three-to-one, as of the last day of each fiscal quarter, for the four quarters then ended.

Defaults under the agreement, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:
•	We fail to pay principal or interest, or other amounts under the agreement beyond any grace period,
•
We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as "cross-acceleration") or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final,

•
A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T’s directors changes in any 24-month period other than as elected by the remaining directors (commonly referred to as a “change in control”),

•	Material breaches of representations or warranties in the agreement,
•	We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants described above,
•	We fail to comply with other covenants under the Agreement for a specified period after notice,
•	We fail to make certain minimum funding payments under Employee Retirement Income Security Act of 1941, as amended (ERISA), and
•	Our bankruptcy or insolvency.

364-day Agreement
The obligations of the lenders to provide advances will terminate on December 19, 2011, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional 364-day period beyond the December 19, 2011 termination date, under certain circumstances. We also can convert all or part of outstanding advances under the 364-day Agreement into term loan(s) maturing no later than the first anniversary of the termination date, under certain circumstances.

Advances would bear interest, at our option, either:
•
at a variable annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T’s credit default swap mid-rate spread and subject to a floor or cap as set forth in such Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or

•	at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The 364-day Agreement contains a negative pledge covenant that is identical to the negative pledge described above. In the event we elect to convert any outstanding advances to term loan(s), the debt-to-EBITDA financial ratio covenant described above also would apply while such term loan(s) were outstanding. The events of default described above also apply to the 364-day Agreement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 9. FAIR VALUE MEASUREMENTS AND DISCLOSURE

The Fair Value Measurement and Disclosure framework provides a three-tiered fair value hierarchy that gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

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

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. AT&T believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010, and December 31, 2009.

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$64,256	$69,313	$71,811	$75,212
Commercial paper	1,625	1,625	-	-
Bank borrowings	27	27	33	33
Investment securities	2,183	2,183	1,885	1,885

The fair values of our notes and debentures were estimated based on quoted market prices, where available. The carrying value of debt with an original maturity of less than one year approximates market value.

Investment Securities
Our investment securities consist of primarily available-for-sale instruments, which include equities, fixed income bonds and other securities. Substantially all the fair values of our available-for-sale securities were estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on these securities are included in other income (expense) – net in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other-than-temporary are recorded in other income (expense) – net, with the corresponding reduction to the carrying basis of the investment. Fixed income investments have maturities of $228 in 2011, $107 in 2012 and 2013, $52 in 2014 and 2015, and $252 for years thereafter.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our short-term investments, other short- and long-term held-to-maturity investments (including money market securities) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values.

Our investment securities maturing within one year are recorded in “Other current assets,” and instruments with maturities of more than one year are recorded in “Other Assets” on the consolidated balance sheets.

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2010, and December 31, 2009.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$976	$-	$-	$976
International equities	513	-	-	513
Fixed income bonds	-	639	-	639
Asset Derivatives
Interest rate swaps	-	537	-	537
Cross-currency swaps	-	327	-	327
Interest rate locks	-	11	-	11
Foreign exchange contracts	-	6	-	6
Liability Derivatives
Cross-currency swaps	-	(675)	-	(675)
Interest rate locks	-	(187)	-	(187)
Foreign exchange contracts	-	(2)	-	(2)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,047	$-	$-	$1,047
International equities	412	-	-	412
Fixed income bonds	-	341	-	341
Asset Derivatives
Interest rate swaps	-	399	-	399
Cross-currency swaps	-	635	-	635
Interest rate locks	-	150	-	150
Foreign exchange contracts	-	2	-	2
Liability Derivatives
Cross-currency swaps	-	(390)	-	(390)
Interest rate locks	-	(6)	-	(6)
Foreign exchange contracts	-	(7)	-	(7)

Derivative Financial Instruments
We employ derivatives to manage certain market risks, primarily interest rate risk and foreign currency exchange risk. This includes the use of interest rate swaps, interest rate locks, foreign exchange forward contracts and combined interest rate foreign exchange contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We record derivatives on our consolidated balance sheets at fair value, which is derived from observable market data, including yield curves and foreign exchange rates (all of our derivatives are Level 2). Cash flows associated with derivative instruments are presented in the same category on the consolidated statements of cash flows as the item being hedged.

The majority of our derivatives are designated either as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense on the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed-rate notes payable they hedge due to changes in the designated benchmark interest rate and are recognized in interest expense, though they net to zero. Gains or losses realized upon early termination of our fair value hedges would be recognized in interest expense.

Cash Flow Hedging Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized in other income (expense) - net in each period.

We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro and British pound sterling denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S. denominated interest rate. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2010, and December 31, 2009, no ineffectiveness was measured.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the second quarter of 2010, we settled $200 of notional rate locks without utilizing them in a debt issuance. The total impact to interest expense was $(5). We are confident our remaining rate locks will be utilized given our probable refinancing needs over the next two years. No other ineffectiveness was measured in the year ended December 31, 2010. Over the next 12 months, we expect to reclassify $15 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks. Our unutilized interest rate locks carry mandatory early terminations, the latest occurring in April 2012.

We hedge a large portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain non-designated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income over the next few months as the hedged funds are spent by our foreign subsidiaries, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the year ended December 31, 2010, no ineffectiveness was measured. No transactions were designated in the year ended December 31, 2009.

Collateral and Credit-Risk Contingency  We have entered into agreements with most of our derivative counterparties, establishing collateral thresholds based on respective credit ratings and netting agreements. Collateral is exchanged on a weekly basis. At December 31, 2010, we had posted collateral of $82 (a deposit asset) and held collateral of $26 (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Moody’s and Fitch before the final collateral exchange in December, we would have been required to post additional collateral of $115. At December 31, 2009, we held $222 of counterparty collateral. We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the notional amount of our outstanding derivative positions at December 31:

	2010	2009
Interest rate swaps	$11,050	$9,000
Cross-currency swaps	7,502	7,502
Interest rate locks	3,400	3,600
Foreign exchange contracts	221	293
Total	$22,173	$20,395

Following are our derivative instruments and their related hedged items affecting our financial position and performance:

Fair Value of Derivatives on the Consolidated Balance Sheets
Derivatives designated as hedging instruments are reflected as other assets, other liabilities and, for a portion of interest rate swaps, accounts receivable at December 31.

Asset Derivatives	2010	2009

Interest rate swaps	$537	$399
Cross-currency swaps	327	635
Interest rate locks	11	150
Foreign exchange contracts	6	2
Total	$881	$1,186

Liability Derivatives	2010	2009
Cross-currency swaps	$(675)	$(390)
Interest rate locks	(187)	(6)
Foreign exchange contracts	(2)	(7)
Total	$(864)	$(403)

Effect of Derivatives in the Consolidated Statement of Income

Fair Value Hedging Relationships
For the year ended December 31,	2010	2009
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$125	$(216)
Gain (Loss) on long-term debt	(125)	216

In addition, the net swap settlements that accrued and settled in the year ended December 31 were also reported as reductions of interest expense.

Cash Flow Hedging Relationships
For the year ended December 31,	2010	2009

Cross-currency swaps:
Gain (Loss) recognized in accumulated Other Comprehensive Income	$(201)	$738
Other income (expense) – net reclassified from accumulated Other Comprehensive Income into income	-	-

Interest rate locks:
Gain (Loss) recognized in accumulated Other Comprehensive Income	(320)	203
Interest expense reclassified from accumulated Other Comprehensive Income into income	(19)	(23)

Foreign exchange contracts:
Gain (Loss) recognized in accumulated Other Comprehensive Income	5	(2)
Other income (expense) – net reclassified from accumulated Other Comprehensive Income into income	-	-

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The balance of the unrealized derivative gain (loss) in accumulated OCI was $(180) at December 31, 2010, and $142 at December 31, 2009.

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2010	2009
Depreciation and amortization	$34,172	$37,341
Intangibles (nonamortizable)	1,958	1,990
Employee benefits	(13,612)	(14,375)
Net operating loss and other carryforwards	(1,552)	(1,820)
Other – net	(1,015)	(1,983)
Subtotal	19,951	21,153
Deferred tax assets valuation allowance	949	1,179
Net deferred tax liabilities	$20,900	$22,332

Net long-term deferred tax liabilities	$22,070	$23,579
Less: Net current deferred tax assets	(1,170)	(1,247)
Net deferred tax liabilities	$20,900	$22,332

In March 2010, the President of the United States signed into law comprehensive healthcare reform legislation under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, which included a change in the tax treatment related to Medicare Part D subsidies. We recorded a $995, or $0.17 per diluted share, charge to income tax expense in our consolidated statement of income during the first quarter of 2010 and increased our deferred income taxes liability balance to reflect the impact of this change.

In September 2010, we reached a settlement with the Internal Revenue Service (IRS) on tax basis calculations related to a 2008 restructuring of our wireless operations. The IRS settlement resolves the uncertainty regarding the amount and timing of amortization deductions related to certain of our wireless assets. The allowed amortization deductions on these settlement-related assets and the related cash flow impacts are expected to be recognized over a 15-year period, which began in 2008. Pursuant to the settlement, we paid $300 to the IRS during the fourth quarter of 2010 as a result of the disallowance of a portion of the amortization deductions taken on our 2008 and 2009 income tax returns. We recorded an $8,300, or $1.40 per diluted share, reduction to income tax expense in our consolidated statement of income during the third quarter of 2010 and corresponding decreases of $6,760 to our net noncurrent deferred income tax liabilities and $1,540 to other net tax liabilities to reflect the tax benefits of the settlement. The IRS settlement resulted in a reduction to our unrecognized tax benefits (UTBs) for tax positions related to prior years of $1,057, which also reduced the total amount of UTBs that, if recognized, would impact the effective tax rate.

At December 31, 2010, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $181 and for state and foreign income tax purposes of $1,052, expiring through 2029. Additionally, we had federal credit carryforwards of $73 and state credit carryforwards of $246, expiring primarily through 2027.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2010 and 2009, relate primarily to state net operating loss carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws and our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an UTB. We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2010 and 2009 is as follows:

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Federal, State and Foreign Tax	2010	2009
Balance at beginning of year	$5,969	$6,176
Increases for tax positions related to the current year	324	980
Increases for tax positions related to prior years	562	876
Decreases for tax positions related to prior years	(1,989)	(1,982)
Lapse of statute of limitations	(44)	-
Settlements	(462)	(81)
Balance at end of year	4,360	5,969
Accrued interest and penalties	1,329	1,537
Gross unrecognized income tax benefits	5,689	7,506
Less: Deferred federal and state income tax benefits	(817)	(892)
Less: Tax attributable to timing items included above	(2,073)	(2,540)
Total UTB that, if recognized, would impact the effective income tax rate as of the end of the year	$2,799	$4,074

During 2010 and 2009, we made net deposits totaling $206 and $1,151 to several taxing jurisdictions. These deposits are not included in the reconciliation above but reduce our UTBs balance. Net of these deposits and deposits made in 2008 of $191 and a $1,000 deposit made in 2007, our UTBs balance at December 31, 2010, was $3,141, which was included in “Other noncurrent liabilities” on our consolidated balance sheets. Our UTBs balance at December 31, 2009, was $5,164, of which $4,865 was included in “Other noncurrent liabilities” and $299 was included in “Accrued taxes” on our consolidated balance sheets.

We record interest and penalties related to federal, state and foreign UTBs in income tax expense. Accrued interest and penalties included in UTBs were $1,329 as of December 31, 2010, and $1,537 as of December 31, 2009. Interest and penalties included in our consolidated statements of income were $(194) for 2010, $(216) for 2009, and $152 for 2008.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. Our income tax returns are regularly audited by the IRS as well as by state, local and foreign taxing authorities.

The IRS has completed field examinations of our tax returns through 2005, and all audit periods prior to 1998 are closed for federal purposes. We were unable to reach agreement with the IRS regarding treatment of Universal Service Fund receipts on our 1998 and 1999 tax returns and, as a result, we filed a refund suit in U.S. District Court (District Court). In July 2009, the District Court granted the Government’s motion for summary judgment and entered final judgment for the Government. We appealed the final judgment to the U.S. Court of Appeals for the Fifth Circuit (Court of Appeals). In January 2011, the Court of Appeals affirmed the judgment of the District Court. We are considering whether to petition the U.S. Supreme Court for a writ of certiorari with regard to this tax refund matter. We are engaged with the IRS Appeals Division in resolving issues related to our 1999 – 2005 returns; we are unable to estimate the impact the resolution of these issues may have on our UTBs. The IRS began its examination of our 2006 – 2008 income tax returns in 2009.

The components of income tax (benefit) expense are as follows:

	2010	2009	2008
Federal:
Current	$307	$2,849	$1,158
Deferred – net	(2,105)	2,149	(2,970)
	(1,798)	4,998	(1,812)
State, local and foreign:
Current	141	1,193	(21)
Deferred – net	495	(100)	(377)
	636	1,093	(398)
Total	$(1,162)	$6,091	$(2,210)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2010	2009	2008
Taxes computed at federal statutory rate	$6,383	$6,481	$(1,600)
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	441	554	(229)
Healthcare Reform Legislation	917	-	-
IRS Settlement – 2008 Wireless Restructuring	(8,300)	-	-
Other – net	(603)	(944)	(381)
Total	$(1,162)	$6,091	$(2,210)
Effective Tax Rate	(6.4)%	32.9%	48.3%

NOTE 11. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. Many of our management employees participate in pension plans that have a traditional pension formula (i.e., a stated percentage of employees’ adjusted career income) and a frozen cash balance or defined lump sum formula. In 2005, the management pension plan for those employees was amended to freeze benefit accruals previously earned under a cash balance formula. Each employee’s existing cash balance continues to earn interest at a variable annual rate. After this change, those management employees, at retirement, may elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. Management employees of former ATTC, BellSouth, AT&T Mobility LLC and new hires after 2006 participate in cash balance pension plans. Nonmanagement employees’ pension benefits are generally calculated using one of two formulas: benefits are based on a flat dollar amount per year according to job classification or are calculated under a cash balance plan that is based on an initial cash balance amount and a negotiated annual pension band and interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. Historically, we recognized the actuarial gains and losses as a component of Stockholders’ Equity on our consolidated balance sheets on an annual basis and amortized them into our operating results over the average future service period of the active employees of these plans, to the extent such gains and losses were outside of a corridor. We have elected to immediately recognize actuarial gains and losses in our operating results, noting that it is generally preferable to accelerate the recognition of deferred gains and losses into income rather than to delay such recognition. This change will improve transparency in our operating results by more quickly recognizing the effects of economic and interest rate conditions on plan obligations, investments and assumptions. Generally, these gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter. Additionally, for purposes of calculating the expected return on plan assets, we will no longer use a permitted averaging technique for the market-related value of plan assets but instead will use actual fair value of plan assets. We have applied these changes retrospectively, adjusting all prior periods (see Note 1).

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For postretirement benefit plans, the benefit obligation is the “accumulated postretirement benefit obligation,” the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to the valuation date.

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009
Benefit obligation at beginning of year	$50,850	$50,822	$36,225	$37,531
Service cost - benefits earned during the period	1,075	1,070	348	334
Interest cost on projected benefit obligation	3,150	3,355	2,257	2,434
Amendments	2	(685)	(742)	(3,115)
Actuarial loss	4,224	2,439	1,046	1,402
Special termination benefits	101	118	7	9
Benefits paid	(5,485)	(6,269)	(2,536)	(2,370)
Other	-	-	33	-
Benefit obligation at end of year	$53,917	$50,850	$36,638	$36,225

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009
Fair value of plan assets at beginning of year	$46,873	$46,828	$11,513	$10,175
Actual return on plan assets	6,230	6,312	1,472	1,991
Benefits paid1	(5,485)	(6,269)	(244)	(823)
Contributions	-	2	-	195
Other	3	-	6	(25)
Fair value of plan assets at end of year	47,621	46,873	12,747	11,513
Unfunded status at end of year2	$(6,296)	$(3,977)	$(23,891)	$(24,712)
1	At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
2	Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2010	2009	2010	2009
Current portion of employee benefit obligation1	$-	$-	$(2,394)	$(2,021)
Employee benefit obligation2	(6,296)	(3,977)	(21,497)	(22,691)
Net amount recognized	$(6,296)	$(3,977)	$(23,891)	$(24,712)
1 Included in “Accounts payable and accrued liabilities.”
2 Included in “Postemployment benefit obligation.”

Prior service credits included in our accumulated OCI that have not yet been recognized in net periodic benefit cost were $164 for pension and $4,760 for postretirement benefits at December 31, 2010, and $181 for pension and $4,644 for postretirement at December 31, 2009.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $51,915 at December 31, 2010, and $49,122 at December 31, 2009.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our consolidated statements of income was $3,750, $2,253 and $25,237 for the years ended December 31, 2010, 2009 and 2008. A portion of pension and postretirement benefit costs are capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded.

The following tables present the components of net periodic benefit obligation cost, and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost
	Pension Benefits			Postretirement Benefits
	2010	2009	2008	2010	2009	2008
Service cost - benefits earned during the period	$1,075	$1,070	$1,173	$348	$334	$429
Interest cost on projected benefit obligation	3,150	3,355	3,319	2,257	2,434	2,550
Expected return on plan assets1	(3,775)	(3,766)	(5,808)	(943)	(784)	(1,339)
Amortization of prior service cost (credit)	(16)	58	133	(624)	(469)	(360)
Actuarial (gain) loss1	1,768	(103)	22,559	510	124	2,581
Net pension and postretirement cost (benefit)2	$2,202	$614	$21,376	$1,548	$1,639	$3,861
1	Amounts for 2008 and 2009 are adjusted for the change in accounting policy as discussed in Note 1.
2	During 2010, 2009 and 2008, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced postretirement benefit cost by $237, $255 and $263. This effect is included in several line items above.

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
	Pension Benefits			Postretirement Benefits
	2010	2009	2008	2010	2009	2008
Prior service cost (credit)	$-	$394	$17	$459	$1,863	$2
Reversal of amortization of prior service cost (credit)	(10)	67	82	(388)	(223)	(223)
Total recognized in other comprehensive (income) loss (pretax)	$(10)	$461	$99	$71	$1,640	$(221)

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $15 for pension and $694 for postretirement benefits.

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2010	2009	2008
Discount rate for determining projected benefit obligation at December 31	5.80%	6.50%	7.00%
Discount rate in effect for determining net cost	6.50%	7.00%	6.50%
Long-term rate of return on plan assets	8.50%	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation and net pension cost (benefit)	4.00%	4.00%	4.00%

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Discount Rate  Our assumed discount rate of 5.80% at December 31, 2010, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2010, we decreased our discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $3,238 and an increase in our postretirement benefit obligation of $2,817. For the year ended December 31, 2009, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $2,065 and an increase in our postretirement benefit obligation of $1,847.

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets of 8.25% for 2011 and 8.50% for 2010 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 1% decrease in the actual long-term rate of return would cause 2011 combined pension and postretirement cost to increase $575. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase of 4% reflects the long-term average rate of salary increases.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. In addition to the healthcare cost trend, we assume an annual 3% growth in administrative expenses and an annual 3% growth in dental claims. Due to benefit design changes (e.g., increased copays and deductibles for prescription drugs and certain medical services), we have generally experienced better-than-expected claims cost in recent years. Our assumed annual healthcare cost trend rate for 2011 and 2010 is 5.00%.

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-Point Increase	One Percentage- Point Decrease
Increase (decrease) in total of service and interest cost components	$312	$(252)
Increase (decrease) in accumulated postretirement benefit obligation	3,606	(2,973)

Prior to August 2009, a majority of our labor contracts contained an annual dollar cap for nonmanagement retirees who retire during the term of the labor contract. However, we waived the cap during the relevant contract periods and thus did not collect contributions from those retirees. We have similarly waived the cap for nonmanagement retirees who retired prior to inception of the labor contract. We did not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., we assumed the cap would be waived for all future contract periods). In August 2009, the Company announced that the annual dollar caps would be enforced for some groups beginning in 2010, with alternative uncapped plans available. We have accounted for participants moving to these alternative plans.

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

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

The plans’ weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets			Postretirement (VEBA) Assets
	Target	2010	2009	Target	2010	2009
Equity securities:
Domestic	25% – 35%	29%	34%	37% – 47%	42%	39%
International	10% – 20%	15	16	29% – 39%	34	27
Fixed income securities	30% – 40%	34	30	9% – 19%	14	20
Real assets	6% – 16%	9	8	0% – 6%	1	2
Private equity	4% – 14%	12	10	0% – 9%	4	4
Other	0% – 5%	1	2	1% – 11%	5	8
Total		100%	100%		100%	100%

At December 31, 2010, AT&T securities represented less than 0.5% of assets held by our pension plans and VEBA trusts.

Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Fair Value Measurements” for further discussion.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Over-the-counter (OTC) securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using a series of techniques, such as Black-Scholes option pricing models, simulation models or a combination of various models.

Common/collective trust funds and other commingled (103-12) investment entities are valued at quoted redemption values that represent the net asset values of units held at year end which management has determined approximates fair value.

Alternative investments, including investments in private equity, real estate, natural resources, mezzanine and distressed debt, limited partnership interest, private bonds and hedge funds do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Alternative investments not having an established market are valued at fair value as determined by the investment managers. Private equity, mezzanine and distressed investments are often valued initially by the investment managers based upon cost. Thereafter, investment managers may use available market data to determine adjustments to carrying value based upon observations of the trading multiples of public companies considered comparable to the private companies being valued. Such market data used to determine adjustments to accounts for cash flows and company-specified issues include current operating performance and future expectations of the investments, changes in market outlook, and the third-party financing environment. Private equity partnership holdings may also include publicly held equity investments in liquid markets that are marked-to-market at quoted public values, subject to adjustments for large positions held. Real estate and natural resource direct investments are valued either at amounts based upon appraisal reports prepared by independent third-party appraisers or at amounts as determined by internal appraisals performed by the investment manager, which has been agreed to by an external valuation consultant. Private bond valuation is based upon pricing provided by an external pricing service when such pricing is available. In the event a security is too thinly traded or narrowly held to be priced by such a pricing service, or the price furnished by such external pricing services is deemed inaccurate, the managers will then solicit broker/dealer quotes (spreads or prices). In cases where such quotes are available, fair value will be determined based solely upon such quotes provided. Managers will typically use a pricing matrix for determining fair value in cases where an approved pricing service or a broker/dealer is unable to provide a fair valuation for specific fixed-rate securities such as many private placements. New fixed-rate securities will be initially valued at cost at the time of purchase. Thereafter, each bond will be assigned a spread from a pricing matrix that will be added to current Treasury rates. The pricing matrix derives spreads for each bond based on external market data, including the current credit rating for the bonds, credit spreads to Treasuries for each credit rating, sector add-ons or credits, issue specific add-ons or credits as well as call or other options.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Non-interest bearing cash, temporary assets and overdrafts are valued at cost, which approximates fair value.

Fair Value Measurements
See Note 9 “Fair Value Measurements and Disclosure” for a discussion of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table sets forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2010:

Pension Assets and Liabilities at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$100	$-	$-	$100
Interest bearing cash	-	74	-	74
Foreign exchange contract	-	57	-	57
Equity securities:
Domestic equities	9,692	16	-	9,708
International equities	4,960	4	-	4,964
Fixed income securities:
Asset-backed securities	-	730	6	736
Mortgage-backed securities	-	2,744	-	2,744
Collateralized mortgage-backed securities	-	335	-	335
Collateralized mortgage obligations/REMICS	-	565	-	565
Other corporate and other bonds and notes	430	4,637	-	5,067
U.S. Government and governmental agencies	-	1,831	-	1,831
Municipal bonds	-	233	-	233
Convertible and preferred securities	87	204	-	291
Fixed income funds	-	-	377	377
Registered investment companies	-	1	-	1
Private equity funds	35	1	5,821	5,857
Real assets:
Real assets	-	-	2,383	2,383
Real estate funds	-	448	1,545	1,993
Commingled funds:
Interest bearing investments	-	2,351	-	2,351
Hedge funds	-	831	50	881
Equities	-	1,769	-	1,769
Fixed income	-	1,101	-	1,101
Market value of securities on loan:
Interest bearing investments	-	209	-	209
Equity securities:
Domestic	2,113	20	-	2,133
International	320	-	-	320
Fixed income securities:
Asset-backed securities	-	9	-	9
Mortgage-backed securities	-	24	-	24
Collateralized mortgage-backed securities	-	8	-	8
Other corporate and other bonds and notes	42	763	-	805
U.S. Government and governmental agencies	-	2,028	-	2,028
Convertible and preferred securities	12	16	-	28
Securities lending collateral	2,558	3,110	-	5,668
Variation margin receivable	3	-	-	3
Assets at fair value	20,352	24,119	10,182	54,653

Overdrafts	3	4	-	7
Unrealized depreciation on foreign currency contracts	-	57	-	57
Investments sold short	405	24	140	569
Written options payable	1	-	-	1
Liabilities at fair value	409	85	140	634
Total plan net assets at fair value	$19,943	$24,034	$10,042	$54,019
Other assets (liabilities)1				(6,398)
Total Plan Net Assets				$47,621
1 Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Interest bearing investments	$1	$525	$-	$526
Equity securities:
International	3,373	-	-	3,373
Domestic	3,361	1	-	3,362
Fixed income securities:
Asset-backed securities	-	51	-	51
Collateralized mortgage-backed securities	-	37	-	37
Collateralized mortgage obligations	-	43	-	43
Other corporate and other bonds and notes	20	308	19	347
U.S. Government and governmental agencies	1	574	-	575
Registered investment companies	169	-	-	169
Commingled funds:
Interest bearing investments	-	295	-	295
Hedge funds	-	77	26	103
Equities	-	1,167	-	1,167
Fixed income	80	1,526	-	1,606
Private equity assets	12	3	496	511
Real assets	-	-	157	157
Market value of securities on loan:
Equity securities:
International	245	-	-	245
Domestic	361	-	-	361
Fixed income securities:
Other corporate and other bonds and notes	-	15	-	15
U.S. Government and governmental agencies	5	55	-	60
Commingled funds
Private equity assets	5	-	-	5

Securities lending collateral	636	71	-	707
Receivable for foreign exchange contracts	2	-	-	2
Assets at fair value	8,271	4,748	698	13,717

Foreign exchange contracts payable	2	-	-	2
Liabilities at fair value	2	-	-	2
Total plan net assets at fair value	$8,269	$4,748	$698	$13,715
Other assets (liabilities)1				(968)
Total Plan Net Assets				$12,747
1 Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The table below sets forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2010:

Pension Assets	Equities-Domestic	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance, beginning of year	$1	$337	$102	$4,874	$3,297	$8,611
Transfers into Level 3	(140)	3	-	-	-	(137)
Transfers out of Level 3	-	(1)	-	-	-	(1)
Realized gains (losses)	(2)	41	-	442	92	573
Unrealized gains (losses)	(1)	15	(52)	950	628	1,540
Purchases, sales, issuances and settlements (net)	2	(12)	-	(445)	(89)	(544)
Balance, end of year	$(140)	$383	$50	$5,821	$3,928	$10,042

Postretirement Assets	Fixed Income Securities	Hedge Fund	Private Equity Assets	Real Assets	Total
Balance, beginning of year	$19	$72	$480	$171	$742
Transfers into Level 3	-	-	(12)	-	(12)
Realized gains (losses)	-	-	-	14	14
Unrealized gains (losses)	-	-	7	(18)	(11)
Purchases, sales, issuances and settlements (net)	-	(46)	21	(10)	(35)
Balance, end of year	$19	$26	$496	$157	$698

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2009:

Pension Assets and Liabilities at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Non-interest bearing cash	$464	$-	$-	$464
Interest bearing cash	-	248	-	248
Foreign exchange contract	-	22	-	22
Equity securities:
Domestic equities	8,704	22	1	8,727
International equities	5,367	13	-	5,380
Fixed income securities:
Asset-backed securities	-	999	-	999
Mortgage-backed securities	-	1,727	-	1,727
Collateralized mortgage-backed securities	-	499	-	499
Collateralized mortgage obligations/REMICS	-	925	-	925
Other corporate and other bonds and notes	-	4,618	-	4,618
U.S. Government and governmental agencies	-	953	-	953
Municipal bonds	-	119	-	119
Convertible and preferred securities	91	200	-	291
Fixed income funds	-	-	337	337
Registered investment companies	509	-	-	509
Private equity funds	36	-	4,874	4,910
Real assets:
Real assets	-	-	1,955	1,955
Real estate funds	-	352	1,342	1,694
Commingled funds:
Interest bearing investments	-	2,212	-	2,212
Hedge funds	-	751	102	853
Equities	-	3,213	-	3,213
Fixed income	-	985	-	985
Market value of securities on loan:
Interest bearing investments	-	300	-	300
Equity securities:
Domestic	1,943	1	-	1,944
International	562	15	-	577
Fixed income securities:
Asset-backed securities	-	7	-	7
Mortgage-backed securities	-	588	-	588
Collateralized mortgage-backed securities	-	3	-	3
Collateralized mortgage obligations/REMICS	-	32	-	32
Other corporate and other bonds and notes	-	687	-	687
U.S. Government and governmental agencies	-	2,304	-	2,304
Convertible and preferred securities	23	8	-	31
Securities lending collateral	-	6,606	-	6,606
Receivable for investments sold short	191	-	-	191
Assets at fair value	17,890	28,409	8,611	54,910

Overdrafts	1	-	-	1
Unrealized depreciation on foreign currency contracts	-	20	-	20
Investments sold short	435	290	-	725
Written options payable	4	-	-	4
Variation margin payable	30	-	-	30
Liabilities at fair value	470	310	-	780
Total plan net assets at fair value	$17,420	$28,099	$8,611	$54,130
Other assets (liabilities)1				(7,257)
Total Plan Net Assets				$46,873
1 Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing investments	$372	$-	$-	$372
Equity securities:
International	2,121	-	-	2,121
Domestic	2,363	11	-	2,374
Fixed income securities:
Asset-backed securities	-	49	-	49
Collateralized mortgage-backed securities	-	11	-	11
Collateralized mortgage obligations	-	57	-	57
Other corporate and other bonds and notes	-	276	19	295
U.S. Government and governmental agencies	16	301	-	317
Registered investment companies	182	-	-	182
Futures	(1)	-	-	(1)
Commingled funds:
Interest bearing investments	-	468	-	468
Hedge funds	-	155	72	227
Equities	102	2,108	-	2,210
Fixed income	75	1,449	-	1,524
Private equity assets	15	6	480	501
Real assets	-	-	171	171
Market value of securities on loan:
Equity securities:
International	248	-	-	248
Domestic	396	-	-	396
Fixed income securities:
Other corporate and other bonds and notes	-	13	-	13
U.S. Government and governmental agencies	25	50	-	75
Commingled funds
Private equity assets	6	-	-	6
Securities lending collateral	700	65	-	765
Receivable for foreign exchange contracts	10	-	-	10
Assets at fair value	6,630	5,019	742	12,391

Foreign exchange contracts payable	10	-	-	10
Written options	-	-	-	-
Liabilities at fair value	10	-	-	10
Total plan net assets at fair value	$6,620	$5,019	$742	$12,381
Other assets (liabilities)1				(868)
Total Plan Net Assets				$11,513
1 Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The table below sets forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2009:

Pension Assets	Equities-Domestic	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance, beginning of year	$1	$248	$114	$5,152	$5,281	$10,796
Realized gains (losses)	-	19	-	97	(47)	69
Unrealized gains (losses)	(1)	(7)	-	(582)	(1,613)	(2,203)
Purchases, sales, issuances and settlements (net)	1	77	(12)	207	(324)	(51)
Balance, end of year	$1	$337	$102	$4,874	$3,297	$8,611

Postretirement Assets	Equity Securities	Fixed Income Securities	Hedge Funds	Private Equity Assets	Real Assets	Total
Balance, beginning of year	$6	$-	$55	$553	$265	$879
Realized gains (losses)	-	-	-	23	(34)	(11)
Unrealized gains (losses)	-	-	-	(74)	(64)	(138)
Purchases, sales, issuances and settlements (net)	(6)	19	17	(22)	4	12
Balance, end of year	$-	$19	$72	$480	$171	$742

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2010. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2011	$5,912	$2,594	$(114)
2012	6,191	2,558	(124)
2013	4,008	2,546	(134)
2014	4,002	2,483	(144)
2015	4,025	2,430	(154)
Years 2016 – 2020	20,211	11,874	(926)

Supplemental Retirement Plans
We also provide certain senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated nonbankruptcy remote trust that are independently managed and used to provide for these benefits. These plans include supplemental pension benefits as well as compensation-deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral.

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amount recorded as “Other noncurrent liabilities” on our consolidated balance sheets at December 31, 2010, was $2,270 and $2,139 at December 31, 2009.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2010	2009
Projected benefit obligation	$(2,270)	$(2,139)
Accumulated benefit obligation	(2,154)	(2,058)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost	2010	2009	2008
Service cost - benefits earned during the period	$12	$11	$13
Interest cost on projected benefit obligation	134	140	141
Amortization of prior service cost	2	5	6
Actuarial (gain) loss1	186	82	(104)
Net supplemental retirement pension cost	$334	$238	$56
1 Amounts for 2008 and 2009 are adjusted for the change in accounting policy as discussed in Note 1.

Other Changes Recognized in Other Comprehensive Income	2010	2009
Prior service cost (credit)	$(5)	$(5)
Reversal of amortization of prior service cost	(2)	(3)
Total recognized in other comprehensive income	$(7)	$(8)

The estimated prior service cost for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $2.

Deferred compensation expense was $96 in 2010, $95 in 2009 and $54 in 2008. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,021 at December 31, 2010, and $1,031 at December 31, 2009.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $607, $586 and $664 for the years ended December 31, 2010, 2009 and 2008.

NOTE 12. SHARE-BASED PAYMENT

We account for our share-based payment arrangements based on the fair value of the awards on their respective grant date, which may affect our ability to fully realize the value shown on our consolidated balance sheets of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the exercise price plus the fair value of the options at the grant date. We record a valuation allowance when our future taxable income is not expected to be sufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected on our consolidated balance sheets. However, to the extent we generate excess tax benefits (i.e., that additional tax benefits in excess of the deferred taxes associated with compensation expense previously recognized) the potential future impact on income would be reduced.

At December 31, 2010, we had various share-based payment arrangements, which we describe in the following discussion. The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $196 for 2010, compared to $121 for 2009 and $63 for 2008.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Under our various plans, senior and other management employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock units. Stock options issued through December 31, 2010, carry exercise prices equal to the market price of our stock at the date of grant. Prior to 2006, depending on the grant, stock options vesting could occur up to five years from the date of grant, with most options vesting ratably over three years. Stock options granted as part of a deferred compensation plan do not have a vesting period; since 2006, these are the only options issued by AT&T. We grant performance stock units, which are nonvested stock units, to key employees based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. Other nonvested stock units are valued at the market price of our common stock at the date of grant and vest typically over a two- to five-year period. As of December 31, 2010, we were authorized to issue up to 97 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees, and directors pursuant to these various plans.

The compensation cost that we have charged against income for our share-based payment arrangements was as follows:

	2010	2009	2008
Performance stock units	$421	$289	$151
Stock options	6	8	11
Restricted stock	85	21	9
Other	1	(2)	(6)
Total	$513	$316	$165

The estimated fair value of the options when granted is amortized to expense over the options’ vesting or required service period. The fair value for these options, for the indicated years ended, was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	3.06%	3.17%	3.96%
Dividend yield	6.61%	6.82%	4.36%
Expected volatility factor	15.75%	19.65%	18.76%
Expected option life in years	7.00	7.00	7.00

A summary of option activity as of December 31, 2010, and changes during the year then ended, is presented below (shares in millions):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value 1
Outstanding at January 1, 2010	178	$36.79	1.86	$115
Granted	4	25.45
Exercised	(2)	22.27
Forfeited or expired	(50)	42.13
Outstanding at December 31, 2010	130	34.60	1.69	$150
Exercisable at December 31, 2010	125	$34.90	1.43	$134
1 Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The weighted-average fair value of each option granted during the period was $1.34 for 2010, compared to $1.84 for 2009 and $5.04 for 2008. The total intrinsic value of options exercised during 2010 was $13, compared to $5 for 2009, and $78 for 2008.

It is our policy to satisfy share option exercises using our treasury shares. The actual excess tax benefit realized for the tax deductions from option exercises from these arrangements was $2 for 2010, compared to $0 for 2009 and $10 for 2008.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2010, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	26	$26.48
Granted	15	25.48
Vested	(12)	34.64
Forfeited	-	25.92
Nonvested at December 31, 2010	29	$25.30

As of December 31, 2010, there was $414 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.81 years. The total fair value of shares vested during the year was $396 for 2010, compared to $471 for 2009 and $554 for 2008.

NOTE 13. STOCKHOLDERS’ EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2010, the Board of Directors authorized the repurchase of up to 300 million shares of our common stock. As of December 31, 2010, we repurchased no shares under this program. In December 2007, the Board of Directors authorized the repurchase of up to 400 million shares of our common stock. This authorization replaced previous authorizations and expired on December 31, 2009. As of December 31, 2009, we had repurchased approximately 164 million shares under this program.

During the Annual Meeting of Shareholders in April 2009, shareholders approved the increase of authorized common shares of AT&T stock from 7 billion to 14 billion, with no change to the currently authorized 10 million preferred shares of AT&T stock. As of December 31, 2010 and 2009, no preferred shares were outstanding.

In December 2010, the Company declared its quarterly dividend, which reflected an increase in the amount per share of common stock to $0.43. In December 2009, the Company declared its quarterly dividend, increasing the amount per share of common stock from $0.41 to $0.42.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

		December 31,
Consolidated Balance Sheets		2010	2009
Accounts payable and accrued liabilities:
Accounts payable		$7,437	$7,511
Accrued rents and other		2,761	3,333
Accrued payroll and commissions		2,225	2,392
Deferred directory revenue		1,278	1,491
Accrued interest		1,601	1,717
Compensated future absences		538	559
Current portion of employee benefit obligation		2,394	2,021
Liabilities related to discontinued operations		-	491
Other		1,821	1,745
Total accounts payable and accrued liabilities		$20,055	$21,260
Deferred compensation (included in Other noncurrent liabilities)		$1,572	$1,538

Consolidated Statements of Income	2010	2009	2008
Advertising expense	$2,989	$2,787	$3,050
Interest expense incurred	$3,766	$4,108	$4,028
Capitalized interest	(772)	(740)	(659)
Total interest expense	$2,994	$3,368	$3,369

Consolidated Statements of Cash Flows	2010	2009	2008
Cash paid during the year for:
Interest	$3,882	$3,862	$3,705
Income taxes, net of refunds	3,538	4,471	5,307

Consolidated Statements of Changes in Stockholders’ Equity	2010	2009	2008
Foreign currency translation adjustment	$(494)	$(765)	$(912)
Unrealized gains on available-for-sale securities	316	324	100
Unrealized gains (losses) on cash flow hedges	(180)	142	(483)
Defined benefit postretirement plans1	3,070	2,979	878
Other	-	(2)	(1)
Accumulated other comprehensive income (loss)	$2,712	$2,678	$(418)
1 Amounts for 2009 and 2008 are adjusted for the change in accounting policy as discussed in Note 1.

No customer accounted for more than 10% of consolidated revenues in 2010, 2009 or 2008.

A majority of our employees are represented by labor unions as of year-end 2010.

NOTE 15. CONTINGENT LIABILITIES

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $3,158 in 2011, $4,904 in total for 2012 and 2013, $1,934 in total for 2014 and 2015 and $607 in total for years thereafter.

See Note 9 for a discussion of collateral and credit-risk contingencies.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2010 Calendar Quarter
	First3	Second4	Third5	Fourth6	Annual
Total Operating Revenues	$30,530	$30,808	$31,581	$31,361	$124,280
Operating Income2	5,971	6,083	5,431	2,088	19,573
Income (Loss) from Discontinued Operations	2	(5)	780	2	779
Net Income2	2,540	4,082	12,396	1,161	20,179
Income from Continuing Operations Attributable to AT&T2	2,451	4,008	11,539	1,087	19,085
Net Income Attributable to AT&T2	2,453	4,003	12,319	1,089	19,864
Basic Earnings Per Share from Continuing Operations Attributable to AT&T1,2	$0.42	$0.68	$1.95	$0.18	$3.23
Basic Earnings Per Share from Discontinued Operations Attributable to AT&T1,2	-	-	0.13	-	0.13
Basic Earnings Per Share Attributable to AT&T1,2	$0.42	$0.68	$2.08	$0.18	$3.36
Diluted Earnings Per Share from Continuing Operations Attributable to AT&T1,2	$0.41	$0.67	$1.94	$0.18	$3.22
Diluted Earnings Per Share from Discontinued Operations Attributable to AT&T1,2	-	-	0.13	-	0.13
Diluted Earnings Per Share Attributable to AT&T1,2	$0.41	$0.67	$2.07	$0.18	$3.35
Stock Price
High	$28.73	$26.75	$29.15	$29.56
Low	24.61	23.78	23.88	27.49
Close	25.84	24.19	28.60	29.38
1	Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted average common shares for the quarters versus the weighted average common shares for the year.
2	Amounts for first, second and third quarters are adjusted for the change in accounting policy as discussed in Note 1 and that were included in our January 13, 2011 Form 8-K filing with the Securities and Exchange Commission.
3	Includes a charge to income tax expense related to Medicare Part D subsidies (Note 10).
4	Includes a gain on our TI exchange (Note 7).
5	Includes an IRS tax settlement (Note 10).
6	Includes an actuarial loss on pension and postretirement benefit plans (Note 10) and severance (Note 1).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

	2009 Calendar Quarter
	First	Second	Third	Fourth	Annual
Total Operating Revenues	$30,457	$30,614	$30,734	$30,708	$122,513
Operating Income2	5,684	5,441	5,311	4,564	21,000
Income (Loss) from Discontinued Operations	(3)	2	7	14	20
Net Income2	3,167	3,239	3,237	2,804	12,447
Income from Continuing Operations Attributable to AT&T2	3,094	3,160	3,148	2,716	12,118
Net Income Attributable to AT&T2	3,091	3,162	3,155	2,730	12,138
Basic Earnings Per Share from Continuing Operations Attributable to AT&T1,2	$0.52	$0.54	$0.53	$0.46	$2.06
Basic Earnings Per Share from Discontinued Operations Attributable to AT&T1,2	-	-	-	-	-
Basic Earnings Per Share Attributable to AT&T1,2	$0.52	$0.54	$0.53	$0.46	$2.06
Diluted Earnings Per Share from Continuing Operations Attributable to AT&T1,2	$0.52	$0.53	$0.53	$0.46	$2.05
Diluted Earnings Per Share from Discontinued Operations Attributable to AT&T1,2	-	-	-	-	-
Diluted Earnings Per Share Attributable to AT&T1,2	$0.52	$0.53	$0.53	$0.46	$2.05
Stock Price
High	$29.46	$27.09	$27.68	$28.61
Low	21.44	23.38	23.19	25.00
Close	25.20	24.84	27.01	28.03
1	Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted average common shares for the quarters versus the weighted average common shares for the year.
2	Amounts for 2009 are adjusted for the change in accounting policy as discussed in Note 1.

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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, AT&T management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

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
Randall Stephenson                                                                           Richard G. Lindner
Chairman of the Board,                                                                      Senior Executive Vice President and
Chief Executive Officer and President                                             Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its method of accounting for actuarial gains and losses and the calculation of expected return on plan assets related to its pension and other postretirement benefit plans in 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP.
Dallas, Texas
February 28, 2011

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP.
Dallas, Texas
February 28, 2011