Form 10-K, Exhibit 13
period 2011-12-31
AT&T INC.
filed 2012-02-24
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 and for the year ended:	2011	2010	2009	2008	2007
Financial Data
Operating revenues	$126,723	$124,280	$122,513	$123,443	$118,322
Operating expenses	$117,505	$104,707	$101,513	$125,133	$89,181
Operating income (loss)	$9,218	$19,573	$21,000	$(1,690)	$29,141
Interest expense	$3,535	$2,994	$3,368	$3,369	$3,460
Equity in net income of affiliates	$784	$762	$734	$819	$692
Other income (expense) - net	$249	$897	$152	$(332)	$814
Income tax expense (benefit)	$2,532	$(1,162)	$6,091	$(2,210)	$9,917
Net Income (Loss)	$4,184	$20,179	$12,447	$(2,364)	$17,228
Less: Net Income Attributable to Noncontrolling Interest	$(240)	$(315)	$(309)	$(261)	$(196)
Net Income (Loss) Attributable to AT&T	$3,944	$19,864	$12,138	$(2,625)	$17,032
Earnings (Loss) Per Common Share:
Net Income (Loss) Attributable to AT&T	$0.66	$3.36	$2.06	$(0.44)	$2.78
Earnings (Loss) Per Common Share - Assuming Dilution:
Net Income (Loss) Attributable to AT&T	$0.66	$3.35	$2.05	$(0.44)	$2.76
Total assets3	$270,344	$269,391	$268,312	$264,700	$274,951
Long-term debt	$61,300	$58,971	$64,720	$60,872	$57,253
Total debt	$64,753	$66,167	$72,081	$74,990	$64,112
Construction and capital expenditures	$20,272	$20,302	$17,294	$20,290	$17,831
Dividends declared per common share	$1.73	$1.69	$1.65	$1.61	$1.47
Book value per common share	$17.85	$18.94	$17.28	$16.35	$19.07
Ratio of earnings to fixed charges4	2.21	4.52	4.42	-	6.95
Debt ratio	38.0%	37.1%	41.4%	43.8%	35.7%
Weighted average common shares outstanding (000,000)	5,928	5,913	5,900	5,927	6,127
Weighted average common shares outstanding with dilution (000,000)	5,950	5,938	5,924	5,958	6,170
End of period common shares outstanding (000,000)	5,927	5,911	5,902	5,893	6,044
Operating Data
Wireless subscribers (000)1	103,247	95,536	85,120	77,009	70,052
In-region network access lines in service (000)3	36,734	41,883	47,534	53,604	59,686
Broadband connections (000)2,3	16,427	16,309	15,789	15,077	14,156
Number of employees	256,420	266,590	282,720	302,660	309,050
1	The number presented represents 100% of AT&T Mobility wireless customers.
2	Broadband connections include in-region DSL lines, in-region U-verse High Speed Internet access, and satellite broadband.
3	Prior period amounts are restated to conform to current period reporting methodology.
4	Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as “we,” “AT&T” or the “Company” throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry in both the United States and internationally, providing wireless and wireline telecommunications services and equipment as well as advertising services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a “Note” in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that are not considered meaningful are denoted with a dash.

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2012 in the “Operating Environment and Trends of the Business” section.

				Percent Change
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009

Operating Revenues	$126,723	$124,280	$122,513	2.0%		1.4%
Operating expenses
Cost of services and sales	57,374	52,379	50,639	9.5		3.4
Selling, general and administrative	38,844	32,864	31,359	18.2		4.8
Impairment of intangible assets	2,910	85	-	-		-
Depreciation and amortization	18,377	19,379	19,515	(5.2)		(0.7)
Total Operating Expenses	117,505	104,707	101,513	12.2		3.1
Operating Income	9,218	19,573	21,000	(52.9)		(6.8)
Interest expense	3,535	2,994	3,368	18.1		(11.1)
Equity in net income of affiliates	784	762	734	2.9		3.8
Other income (expense) – net	249	897	152	(72.2)		-
Income from continuing operations before income taxes	6,716	18,238	18,518	(63.2)		(1.5)
Income from continuing operations	4,184	19,400	12,427	(78.4)		56.1
Net Income Attributable to AT&T	$3,944	$19,864	$12,138	(80.1	) %	63.7%

Overview
Operating income decreased $10,355, or 52.9%, in 2011 and $1,427, or 6.8%, in 2010. Our operating margin was 7.3% in 2011, down from 15.7% in 2010 and 17.1% in 2009. Operating income for 2011 declined due to a noncash charge of $6,280 from actuarial losses related to pension and postretirement benefit plans, charges of $4,181 related to our decision to terminate the acquisition of T-Mobile USA, Inc. (T-Mobile) and noncash charges of $2,910 related to impairments of directory intangible assets. The 2011 operating income also declined due to higher wireless handset subsidies and commissions, partially offset by growth in wireless service and equipment revenue driven by continued subscriber growth and increased Wireline data revenue related to AT&T U-verse® (U-verse) growth. Operating income for 2010 and 2009 included actuarial losses of $2,521 and $215, respectively. Operating income in 2010 also reflected growth in wireless service and data revenues, and higher wireline data revenue from U-verse growth, partially offset by declines in voice and print directory advertising revenue.

Operating revenues increased $2,443, or 2.0%, in 2011 and $1,767, or 1.4%, in 2010. The increases in 2011 and 2010 reflect continued growth in wireless service revenues driven by increases in the subscriber base and the increasing percentage of smartphones, which contribute to higher wireless data revenues. In addition, higher wireline data revenues from the continued growth of U-verse and strategic business services also contributed to the increase in both years. These increases were partially offset by continued declines in wireline voice and print directory advertising revenues.

Revenue growth continues to be tempered by declines in our voice revenues. During 2011, total switched access lines decreased 12.3%. Customers disconnecting access lines switched to wireless, Voice over Internet Protocol (VoIP) and cable offerings for voice and data or terminated service permanently as businesses closed or consumers left residences. While we lose wireline voice revenues, we have the opportunity to increase wireless service and wireline data revenues should customers choose us as their wireless provider, and for customers with our U-verse service, as their VoIP provider.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cost of services and sales expenses increased $4,995, or 9.5%, in 2011 and $1,740, or 3.4%, in 2010. Excluding the increase of $1,668 related to the actuarial loss, expense increases in 2011 were primarily due to higher wireless handset costs related to strong smartphone sales, partially offset by lower financing-related costs associated with our pension and postretirement benefits (referred to as Pension/OPEB expenses) and other employee-related expenses. Excluding the increase of more than $700 in expense related to the actuarial loss, expense increases in 2010 were primarily due to higher smartphone handset costs, higher interconnect and network system costs, and higher Universal Service Fund (USF) costs, partially offset by lower Pension/OPEB financing costs and other employee-related expenses.

Selling, general and administrative expenses increased $5,980, or 18.2%, in 2011 and $1,505, or 4.8%, in 2010. The 2011 expenses increased by $2,091 related to the actuarial loss, $4,181 associated with T-Mobile and higher commissions paid on smartphone sales, slightly offset by lower severance accruals, Pension/OPEB financing costs and other employee-related charges. Expenses for 2010 increased $1,600 related to the actuarial loss, as well as increases in advertising and various support expenses, mostly offset by lower bad debt expense, Pension/OPEB financing costs and other employee-related expenses.

Impairment of intangible assets  In 2011, we recorded noncash charges for impairments in our Advertising Solutions segment, which consisted of a $2,745 goodwill impairment and a $165 impairment of a trade name. The 2010 impairment of $85 was for the impairment of a trade name.

Depreciation and amortization expenses decreased $1,002, or 5.2%, in 2011 and $136, or 0.7%, in 2010. The decreases in 2011 and 2010 were primarily due to lower amortization of intangibles for customer lists related to acquisitions.

Interest expense increased $541, or 18.1%, in 2011 and decreased $374, or 11.1%, in 2010. The increase in interest expense for 2011 was primarily due to no longer capitalizing interest on certain spectrum that will be used to support our Long Term Evolution (LTE) technology, partially offset by a decrease in our average debt balances. Effective January 1, 2011, we ceased capitalization of interest on certain spectrum for LTE as this spectrum was determined to be ready for its intended use.

The decline in interest expense for 2010 was primarily due to a decrease in our average debt balances, along with a decrease in our weighted-average interest rate.

Equity in net income of affiliates increased $22, or 2.9%, in 2011 and $28, or 3.8%, in 2010. Increased equity in net income of affiliates in 2011 was due to improved operating results at América Móvil, S.A. de C.V. (América Móvil), partially offset by lower results from Télefonos de México, S.A. de C.V. (Telmex). The 2010 increase was due to improved results at América Móvil.

Other income (expense) – net We had other income of $249 in 2011, $897 in 2010 and $152 in 2009. Results for 2011 included $97 of net gains from the sale of investments, $80 of leveraged lease income and $73 of interest and dividend income.

Other income for 2010 included a $658 gain on the exchange of Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) shares for América Móvil shares, $197 due to gains on the sale of investments, $71 of interest and dividend income and $66 of leveraged lease income, partially offset by $98 of investment impairments. Results for 2009 included gains of $154 on the sale of investments, $77 of interest and dividend income and leveraged lease income of $41, partially offset by $102 of investment impairments.

Income tax expense increased $3,694 in 2011 and decreased $7,253 in 2010. The increase in income tax in 2011 is primarily due to a settlement with the Internal Revenue Service (IRS) that occurred in the third quarter of 2010 related to a restructuring of our wireless operations, which lowered our income taxes in 2010 by $8,300. The tax benefit of the IRS settlement was partially offset by a $995 charge to income tax expense recorded during the first quarter of 2010 to reflect the deferred tax impact of enacted U.S. healthcare legislation and by lower income before income taxes during 2011 (see Note 10). Our effective tax rate in 2011 was 37.7%, compared to (6.4)% in 2010 and 32.9% in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Income from discontinued operations, net of tax  In the third quarter of 2010, we sold our subsidiary Sterling Commerce Inc. (Sterling). Income from discontinued operations in 2010 was $779, including a gain of $769. Income from discontinued operations in 2009 was $20.

Segment Results

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes. We make our capital allocations decisions based on our strategic direction of the business, needs of the network (wireless or wireline) providing services and other assets needed to provide emerging services to our customers. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our total segment income. Each segment’s percentage of total segment operating revenue and income calculations is derived from our segment results table in Note 4, and income percentage may total more than 100 percent due to losses in one or more segments. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The Wireless segment accounted for approximately 50% of our 2011 total segment operating revenues as compared to 47% in 2010 and 94% of our 2011 total segment income as compared to 67% in 2010. This segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The Wireline segment accounted for approximately 47% of our 2011 total segment operating revenues as compared to 49% in 2010 and 45% of our 2011 total segment income as compared to 34% in 2010. This segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verse TV, high-speed broadband, and voice services and managed networking to business customers.

The Advertising Solutions segment accounted for approximately 3% of our 2011 and 2010 total segment operating revenues. During 2011, expenses exceeded revenue and the segment incurred a loss, due to recorded impairments of goodwill and a trade name. During 2010, segment income was 4% of our 2010 total segment income. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising, Internet-based advertising and local search.

The Other segment accounted for less than 1% of our 2011 and 2010 total segment operating revenues. Since segment operating expenses exceeded revenue in both years, a segment loss was incurred in both 2011 and 2010. This segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest cost and expected return on pension and postretirement benefits assets.

Operations and support expenses include bad debt expense; advertising costs; sales and marketing functions, including customer service centers; real estate costs, including maintenance and utilities on all buildings; credit and collection functions; and corporate support costs, such as finance, legal, human resources and external affairs. Pension and postretirement service costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with these employees. Our Wireless and Wireline segments also include certain network planning and engineering expenses, information technology, our repair technicians and repair services, and property taxes as operations and support expenses.

The following sections discuss our operating results by segment. We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless
Segment Results
				Percent Change
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009

Segment operating revenues
Service	$56,726	$53,510	$48,563	6.0%	10.2%
Equipment	6,486	4,990	4,941	30.0	1.0
Total Segment Operating Revenues	63,212	58,500	53,504	8.1	9.3
Segment operating expenses
Operations and support	41,581	36,746	33,631	13.2	9.3
Depreciation and amortization	6,324	6,497	6,043	(2.7)	7.5
Total Segment Operating Expenses	47,905	43,243	39,674	10.8	9.0
Segment Operating Income	15,307	15,257	13,830	0.3	10.3
Equity in Net Income (Loss) of Affiliates	(29)	9	9	-	-
Segment Income	$15,278	$15,266	$13,839	0.1%	10.3%

The following table highlights other key measures of performance for the Wireless segment:

	2011	2010	2009	2011 vs. 2010		2010 vs. 2009

Wireless Subscribers (000)1	103,247	95,536	85,120	8.1%		12.2%
Gross Subscriber Additions (000)2	23,869	22,879	21,316	4.3		7.3
Net Subscriber Additions (000)2	7,699	8,853	7,278	(13.0)		21.6
Total Churn	1.37%	1.31%	1.47%	6 BP		(16) BP

Postpaid Subscribers (000)	69,309	68,041	64,627	1.9%		5.3%
Net Postpaid Subscriber Additions (000)2	1,429	2,153	4,199	(33.6)		(48.7)
Postpaid Churn	1.18%	1.09%	1.13%	9 BP		(4) BP

Prepaid Subscribers (000)	7,225	6,524	5,350	10.7%		21.9%
Net Prepaid Subscriber Additions (000)2	674	952	(801)	(29.2)		-

Reseller Subscribers (000)	13,644	11,645	10,439	17.2		11.6
Net Reseller Subscriber Additions (000)2	1,874	1,140	1,803	64.4		(36.8)

Connected Device Subscribers (000)3	13,069	9,326	4,704	40.1		98.3
Net Connected Device Subscriber Additions (000)	3,722	4,608	2,077	(19.2	) %	-
1	Represents 100% of AT&T Mobility wireless customers.
2	Excludes merger and acquisition-related additions during the period.
3	Includes data-centric devices such as eReaders, home security monitoring, fleet management, and smart grid devices.

Wireless Metrics
Subscriber Additions As of December 31, 2011, we served 103.2 million wireless subscribers. Lower net subscriber additions (net additions) in 2011 were primarily attributable to lower net postpaid additions and lower net connected device additions. The decline in net postpaid additions in 2011 reflected slowing growth in the industry’s subscriber base and higher postpaid churn attributable in part to the integration of Alltel Wireless (Alltel) customers into our network. The 4.3% increase in gross additions in 2011 was primarily related to higher activations of postpaid smartphones (handsets with voice and data capabilities using an advanced operating system to better manage data and Internet access), including Android devices and other non-iPhone smartphones, sales of tablets and connected devices, and growth in our reseller subscriber base.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Higher net additions in 2010 were primarily attributable to higher net connected device additions. Lower net postpaid additions in 2010 reflected slowing growth in the industry’s subscriber base and lower postpaid churn throughout the industry. The 7.3% increase in gross additions in 2010 was primarily related to higher sales of connected devices.

Average service revenue per user (ARPU) from postpaid subscribers increased 1.8% in 2011 and 2.9% in 2010, driven by increases in postpaid data services ARPU of 15.3% in 2011 and 19.3% in 2010, reflecting increased usage of more advanced handsets by our subscribers. Of our total postpaid subscriber base, 71% now use more advanced handsets (with 57% using smartphones), up from 61% a year earlier (with 43% using smartphones) and 47% two years ago (with 33% using smartphones). Approximately 72% of our postpaid subscribers were on data plans as of December 31, 2011, up from 63% as of December 31, 2010. The growth in postpaid data services ARPU in 2011 and 2010 was partially offset by a 5.3% decrease in postpaid voice and other service ARPU in 2011 and a 4.1% decrease in 2010. Postpaid voice and other service ARPU declined due to lower access and airtime charges and roaming revenues in both years and a decline in long-distance usage in 2010. Continued growth in our FamilyTalk® Plans (family plans) subscriber base, which generates lower ARPU compared to ARPU for our traditional postpaid subscribers, has also contributed to these declines. About 86% of our postpaid subscribers are on family plans or business discount plans.

Total ARPU declined 3.8% in 2011 and 1.8% in 2010, reflecting stronger growth in connected devices and tablet subscribers compared to postpaid subscribers, in both years, and stronger growth in reseller subscribers in 2011. Connected devices and other data-centric devices, such as tablets, have lower-priced data-only plans compared with our postpaid plans, which have voice and data features. Accordingly, ARPU for these subscribers is typically lower compared to that generated from our subscribers on postpaid and other plans. Data services ARPU increased 9.8% in 2011 and 14.7% in 2010, reflecting subscriber growth trends. We expect continued revenue growth from data services as more customers purchase advanced handsets and data-centric devices, and as we continue to expand our network. Voice and other service ARPU declined 10.8% in 2011 and 8.6% in 2010 due to lower access and airtime charges and a greater percentage of data-centric devices. We expect continued pressure on voice and other service ARPU.

Churn  The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Churn rate is calculated by dividing the aggregate number of wireless subscribers who canceled service during a period by the total number of wireless subscribers at the beginning of that period. The churn rate for the annual period is equal to the average of the churn rate for each month of that period. Higher total, postpaid and connected device churn rates in 2011 contributed to the decline in net additions for the year. Postpaid churn increased in 2011 as we transitioned former Alltel subscribers to our network. Reseller subscribers, who comprise an increasing share of net additions and generally have the lowest churn rate among our wireless subscribers, had a slightly lower churn rate in 2011. A lower prepaid churn rate in 2011, due in part to the introduction of additional tablets to the marketplace after the first quarter of 2010, partially offset higher postpaid and connected device churn rates in 2011.

Improvement in our total and postpaid churn rates contributed to our net additions in 2010. These churn rate declines reflected network enhancements and broader coverage, more affordable rate plans and exclusive devices, continued growth in family plans, and free mobile-to-mobile calling among our wireless subscribers. Data-centric device subscribers increased their share of net additions in 2010.

Wireless Subscriber Relationships
The wireless industry continues to mature. Accordingly, we believe that future wireless growth will increasingly depend on our ability to offer innovative services and devices. To attract and retain subscribers, we offer a wide variety of service plans in addition to offering a broad handset line. Our postpaid subscribers typically sign a two-year contract, which includes discounted handsets and early termination fees. We also offer data plans at different price levels to attract a wide variety of subscribers and to differentiate us from our competitors. Many of our subscribers are on family plans or business plans, which provide for service on multiple handsets at discounted rates, and such subscribers tend to have higher retention and lower churn rates. As of December 31, 2011, 86% of our postpaid subscribers are on family plans or business discount plans. We also introduced in 2011 our Mobile to Any Mobile feature, which enables our new and existing subscribers on these and other qualifying plans to make unlimited mobile calls to any mobile number in the United States as part of an unlimited text plan, subject to certain conditions. Such offerings are intended to encourage existing subscribers to upgrade their current services and/or add connected devices, attract subscribers from other providers, and minimize subscriber churn. In 2011, we continued to see a significant portion of our subscriber base upgrade from their current devices to smartphones.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We offer a large variety of handsets, including at least 16 smartphones with advanced operating systems from nine manufacturers. As technology evolves, rapid changes are occurring in the handset and device industry with the continual introduction of new models (e.g., various Windows, Android and other smartphones) or significant revisions of existing models. We believe a broad offering of a wide variety of handsets reduces dependence on any single product as these products continue to evolve in terms of technology and subscriber appeal. From time to time, we offer and have offered attractive handsets on an exclusive basis. As these exclusivity arrangements expire, we expect to continue to offer such handsets (based on historical industry practice), and we believe our service plan offerings will help to retain our subscribers by providing incentives not to move to a new carrier. As is common in the industry, most of our phones are designed to work only with our wireless technology, requiring subscribers who desire to move to a new carrier with a different technology to purchase a new device. While the expiration of our iPhone exclusivity arrangement in the first quarter of 2011 contributed slightly to the increase in postpaid churn in 2011, this increase was largely due to customers who were not currently using an iPhone. While the expiration of our iPhone exclusivity arrangement may continue to affect our net postpaid subscriber additions, we do not expect exclusivity terminations to have a material impact on our Wireless segment income, consolidated operating margin or our cash flows from operations.

We also believe future wireless growth will depend upon a wireless network that has sufficient spectrum and capacity to support innovative services and devices, and makes these innovations available to more wireless subscribers. Due to substantial increases in the demand for wireless service in the United States, AT&T is facing significant spectrum and capacity constraints on its wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any spectrum solution will require that the Federal Communications Commission (FCC) makes new spectrum available to the wireless industry and allows us to obtain the spectrum we need more immediately to meet the needs of our customers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis.

Operating Results
Our Wireless segment operating income margin was 24.2% in 2011, compared to 26.1% in 2010 and 25.8% in 2009. The margin decrease in 2011 reflected higher equipment subsidies and selling costs associated with higher smartphone sales and handset upgrades, partially offset by higher revenues generated by our subscribers. While we subsidize the sales prices of various smartphones, we expect to recover that cost over time from increased usage of the devices, especially data usage by the subscriber. We also expect a recent change in our handset upgrade policy (to lengthen the time between upgrades) to help our margin.

The increase in our Wireless segment operating income margin in 2010 was primarily due to higher data revenues generated by our subscribers during the year, partially offset by the higher selling costs associated with more advanced handset activations. The rate of margin growth flattened in 2010 due to a significant number of subscribers upgrading their handsets during the second half of the year.

Service revenues are comprised of local voice and data services, roaming, long distance and other revenue. Service revenues increased $3,216, or 6.0%, in 2011 and $4,947, or 10.2%, in 2010. The increases consisted of the following:
•
Data service revenues increased $3,824, or 21.0%, in 2011 and $4,052, or 28.7%, in 2010. The increases were primarily due to the increased number of subscribers and increased Internet access by subscribers using advanced handsets and data-centric devices, such as eReaders, tablets, and mobile navigation devices. Data service revenues accounted for approximately 38.8% of our wireless service revenues in 2011, compared to 34.0% in 2010 and 29.1% in 2009.

•
Voice and other service revenues decreased $608, or 1.7%, in 2011 and increased $895, or 2.6%, in 2010. While the number of wireless subscribers increased 8.1% in 2011, these revenues continued to decline due to pricing decisions and usage declines, as noted in the ARPU and subscriber relationships discussions above. The increase in 2010 was due to a 12.2% increase in the number of wireless subscribers partially offset by declining ARPU.

Equipment revenues increased $1,496, or 30.0%, in 2011 and $49, or 1.0%, in 2010. The increase in 2011was primarily due to the launch of this year’s iPhone model, which resulted in even higher iPhone sales and upgrades when compared to iPhone sales and upgrades during last year’s model launch, and higher sales of Android devices and other smartphones in 2011. As previously noted, an increasing share of our postpaid subscriber base now uses a smartphone, and manufacturers continue to introduce smartphones to the marketplace. Our mix of smartphone sales as a percentage of total sales and upgrades to postpaid subscribers has continued to increase contributing to the year-over-year increase in equipment revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The increase in 2010 was primarily due to higher sales and upgrades of postpaid smartphones and other advanced handsets.

Operations and support expenses increased $4,835, or 13.2%, in 2011 and $3,115, or 9.3%, in 2010. The increase in 2011 was primarily due to the following:
•	Higher volumes of smartphone sales and handset upgrades, as well as handsets provided to former Alltel subscribers, increased equipment costs $2,836 and related commission expenses $1,080.
•
Network system, interconnect, and long-distance costs increased $1,132 due to higher network traffic, higher recurring personnel-related network support costs in conjunction with our network enhancement efforts, and higher leasing costs.

•
Selling expenses (other than commissions) increased $288 due to higher payroll and benefits costs, bad debt expense, and advertising, partially offset by lower costs associated with customer billing functions.

Partially offsetting these increases in 2011 were the following:
•	Reseller, USF, and incollect roaming fees decreased $280 primarily due to lower usage and handset insurance costs, less the impact of a USF rate increase.
•	Administrative expenses decreased $216 due to lower payroll, legal and operating tax costs, and a reclassification of shared information technology costs.

The increase in 2010 was primarily due to the following:
•	Higher volumes of advanced handset sales and upgrades increased equipment costs $1,340 and commission expenses $132.
•
Interconnect, USF and network system costs increased $1,103 due to higher network traffic, network enhancement efforts, revenue growth and a USF rate increase. These increases were partially offset by reseller service and long-distance cost decreases, totaling $93, due to lower usage.

•	Administrative expenses increased $432 due in part to higher leasing, legal, and benefits costs.
•	Selling expenses (other than commissions) increased $201, primarily due to increased advertising, partially offset by lower bad debt expense and customer service costs.

Depreciation and amortization expenses decreased $173, or 2.7%, in 2011 and increased $454, or 7.5%, in 2010. In 2011, amortization expense decreased $524, or 39.7%, primarily due to lower amortization of intangibles for customer lists related to acquisitions. Depreciation expense increased $351, or 6.8%, primarily due to ongoing capital spending for network upgrades and expansion and the reclassification of shared information technology costs partially offset by certain network assets becoming fully depreciated.

Depreciation expense increased $751, or 17.0%, in 2010 primarily due to increased capital spending for network upgrades and expansion and depreciation for assets acquired with the acquisition of Centennial Communications Corp. (Centennial), partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $297, or 18.4%, in 2010 primarily due to lower amortization of intangibles for customer lists related to acquisitions, partially offset by an increase in customer lists amortization related to the Centennial acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireline
Segment Results
				Percent Change
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009

Segment operating revenues
Data	$29,606	$27,555	$25,644	7.4%		7.5%
Voice	25,131	28,332	32,345	(11.3)		(12.4)
Other	5,028	5,413	5,632	(7.1)		(3.9)
Total Segment Operating Revenues	59,765	61,300	63,621	(2.5)		(3.6)
Segment operating expenses
Operations and support	40,879	41,096	42,439	(0.5)		(3.2)
Depreciation and amortization	11,615	12,371	12,743	(6.1)		(2.9)
Total Segment Operating Expenses	52,494	53,467	55,182	(1.8)		(3.1)
Segment Operating Income	7,271	7,833	8,439	(7.2)		(7.2)
Equity in Net Income of Affiliates	-	11	17	-		(35.3)
Segment Income	$7,271	$7,844	$8,456	(7.3	) %	(7.2	) %

Operating Results
Our Wireline segment operating income margin was 12.2% in 2011, compared to 12.8% in 2010 and 13.3% in 2009. Results for 2011 and 2010 reflect revenue declines that exceeded expense declines. Our Wireline segment operating income decreased $562, or 7.2%, in 2011 and $606, or 7.2%, in 2010. Our operating income and margins continued to be pressured by access line declines as our consumer and business customers either reduced usage or disconnected traditional landline services and switched to alternative technologies, such as wireless and VoIP. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and U-verse voice. Additionally, we have the opportunity to increase Wireless segment revenues if customers choose AT&T Mobility as an alternative provider. The Wireline segment operating margins also reflect increases in data revenue growth and decreases in employee-related cost, driven by continuing cost-control initiatives and workforce reductions.

Data revenues increased $2,051, or 7.4%, in 2011 and $1,911, or 7.5%, in 2010. Data revenues accounted for approximately 50% of wireline operating revenues in 2011, 45% in 2010 and 40% in 2009. Data revenues include transport, IP and packet-switched data services.
•
IP data revenues increased $2,502, or 16.1%, in 2011 and $2,495, or 19.1%, in 2010 primarily driven by U-verse services, broadband additions and growth in IP-based strategic business services, which include Ethernet and application services. U-verse video revenues increased $1,150 in 2011 and $1,227 in 2010, strategic business services increased $873 in 2011 and $650 in 2010 and broadband high-speed Internet access revenue increased $364 in 2011 and $446 in 2010. New and existing U-verse customers are shifting from traditional landlines and DSL to our U-verse VoIP and High Speed Internet access offerings. The increase in IP data revenues in 2011 and 2010 reflects continued growth in the customer base and migration from other traditional data and voice circuit-based services.

•
Traditional packet-switched data services, which include frame relay and asynchronous transfer mode services, decreased $367, or 23.2%, in 2011 and $431, or 21.4%, in 2010. This decrease was primarily due to lower demand as customers continue to shift to IP-based technology such as Virtual Private Networks (VPN), U-verse High Speed Internet access and managed Internet services. We expect these traditional services to continue to decline as a percentage of our overall data revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Voice revenues decreased $3,201, or 11.3%, in 2011 and $4,013, or 12.4%, in 2010 primarily due to declining demand for traditional voice services by our consumer and business customers. Included in voice revenues are revenues from local voice, long distance (including international) and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.
•
Local voice revenues decreased $2,061, or 11.8%, in 2011 and $2,258, or 11.4%, in 2010. The decrease in 2011 was driven primarily by a 12.3% decline in switched access lines. The decrease in 2010 was driven primarily by an 11.9% decline in switched access lines and a decrease in average local voice revenue per user. We expect our local voice revenue to continue to be negatively affected by competition from alternative technologies and the disconnection of additional lines.

•
Long-distance revenues decreased $1,069, or 11.0%, in 2011 and $1,587, or 14.1%, in 2010. Lower demand for long-distance service from global businesses and consumer customers decreased revenues $828 in 2011 and $1,260 in 2010. Additionally, expected declines in the number of national mass-market customers decreased revenues $236 in 2011 and $332 in 2010.

Other operating revenues decreased $385, or 7.1%, in 2011 and $219, or 3.9%, in 2010. Major items included in other operating revenues are integration services and customer premises equipment, government-related services and outsourcing, which account for more than 60% of total other revenue for both periods.

Operations and support expenses decreased $217, or 0.5%, in 2011 and $1,343, or 3.2%, in 2010. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.

The 2011 decrease was primarily due to lower employee-related expense of $441, reflecting ongoing workforce reduction initiatives, decreased traffic compensation expense of $403 and lower bad debt expense of $213 due to lower revenue from business customers and improvements in cash collections. These decreases were partially offset by increased cost of sales, primarily related to U-verse expansion-related expenses of $461, increased nonemployee-related expenses of $278 and increased contract services expense of $150.

The 2010 decrease was primarily due to lower employee-related expense of $734, reflecting ongoing workforce reduction initiatives, decreased traffic compensation expense of $452, decreased contract services expense of $314 and lower bad debt expense of $178 due to lower revenue from business customers and improvements in cash collections. These decreases were partially offset by increased cost of sales, primarily related to U-verse expansion-related expenses of $369.

Depreciation and amortization expenses decreased $756, or 6.1%, in 2011 and $372, or 2.9%, in 2010. Both decreases were primarily related to lower amortization of intangibles for customer lists associated with acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information

Telephone, Wireline Broadband and Video Connections Summary
Our switched access lines and other services provided by our local exchange telephone subsidiaries at December 31, 2011, 2010, and 2009 are shown below and trends are addressed throughout this segment discussion.

				Percent Change
(in 000s)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Switched Access Lines1
Retail consumer	18,954	22,515	26,378	(15.8)%	(14.6)%
Retail business2	15,613	17,006	18,486	(8.2)	(8.0)
Retail Subtotal2	34,567	39,521	44,864	(12.5)	(11.9)

Wholesale Subtotal2	2,120	2,300	2,590	(7.8)	(11.2)

Total Switched Access Lines2,3	36,734	41,883	47,534	(12.3)	(11.9)

Total Retail Consumer Voice Connections6	21,232	24,195	27,332	(12.2)	(11.5)

Total Wireline Broadband Connections2,4	16,427	16,309	15,789	0.7	3.3

Satellite service5	1,765	1,930	2,174	(8.5)	(11.2)
U-verse video	3,791	2,987	2,065	26.9	44.6
Video Connections	5,556	4,917	4,239	13.0%	16.0%
1	Represents access lines served by AT&T’s Incumbent Local Exchange Carriers (ILECs) and affiliates.
2	Prior-period amounts restated to conform to current-period reporting methodology.
3	Total switched access lines include payphone access lines of 47 at December 31, 2011, 62 at December 31, 2010, and 80 at December 31, 2009.
4	Total wireline broadband connections include DSL, U-verse High Speed Internet and satellite broadband.
5	Satellite service includes connections under our agency and resale agreements.
6	Includes consumer U-verse VoIP connections of 2,278 at December 31, 2011, 1,680 at December 31, 2010, and 954 at December 31, 2009.

Advertising Solutions
Segment Results
				Percent Change
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Total Segment Operating Revenues	$3,293	$3,935	$4,724	(16.3	) %	(16.7	) %
Segment operating expenses
Operations and support	2,264	2,583	2,743	(12.3)		(5.8)
Impairment of intangible assets	2,910	-	-	-		-
Depreciation and amortization	386	497	650	(22.3)		(23.5)
Total Segment Operating Expenses	5,560	3,080	3,393	80.5		(9.2)
Segment Income (Loss)	$(2,267)	$855	$1,331	-		(35.8	) %

Operating Results
Our Advertising Solutions segment operating income margin was (68.8)% in 2011, compared to 21.7% in 2010 and 28.2% in 2009. The decline in the operating income margin in 2011 was primarily attributed to impairment charges of $2,910. Excluding the impacts of the impairment charge, the operating income margin declines in 2011 and 2010 were primarily the result of decreased print advertising revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operating revenues decreased $642, or 16.3%, in 2011 and $789, or 16.7%, in 2010. Print revenues decreased $680 in 2011, reflecting industry-wide migration from print advertising to online search, slightly offset by an increase in Internet-based and mobile advertising of $30. The decrease in 2010 was largely driven by continuing declines in print revenue of $858, partially offset by increased Internet-based and mobile advertising revenue of $77.

Operating expenses increased $2,480, or 80.5%, in 2011 and decreased $313, or 9.2%, in 2010. The increase in 2011 was due to impairments of $2,910, partially offset by decreased product-related expense of $188, lower amortization expense of $136 due to an accelerated method of customer list amortization and lower bad debt expense of $107. The impairments were driven by declines in print revenue as well as significant declines in the market value of peer companies in the industry. The 2010 decrease was largely driven by decreases in depreciation and amortization expense of $136, decreased employee-related cost of $99 and lower bad debt expense of $34.

Other
Segment Results
				Percent Change
				2011 vs. 2010		2010 vs. 2009
	2011	2010	2009
Total Segment Operating Revenues	$453	$545	$664	(16.9	) %	(17.9	) %
Total Segment Operating Expenses	5,266	2,396	3,049	-		(21.4)
Segment Operating Loss	(4,813)	(1,851)	(2,385)	-		22.4
Equity in Net Income of Affiliates	813	742	708	9.6		4.8
Segment Loss	$(4,000)	$(1,109)	$(1,677)	-		(33.9	) %

The Other segment includes results from customer information services and all corporate and other operations. This segment includes our portion of the results from our international equity investments. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including the interest cost and expected return on pension and postretirement benefits assets.

Operating revenues decreased $92, or 16.9%, in 2011 and $119, or 17.9%, in 2010. The decrease in both years was primarily due to reduced revenues from our operator services.

Operating expenses increased $2,870 in 2011 and decreased $653, or 21.4%, in 2010. Increased operating expenses in 2011 include $4,432 of charges related to T-Mobile, including $4,181 resulting from our termination of the acquisition, $3,962 of which was related to the termination fee and transfer of wireless spectrum. These fees were partially offset by lower severance charges, reduced Pension/OPEB financing-related costs and lower employee-related expenses. Decreased expenses in 2010 were due to lower Pension/OPEB financing-related costs and a decrease in operator services operating expense.

Our Other segment also includes our equity investments in América Móvil and Telmex, the income from which we report as equity in net income of affiliates. Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. Our equity in net income of affiliates by major investment is listed below:

	2011	2010	2009
América Móvil	$720	$560	$505
Telmex1	95	150	133
Telmex Internacional2	-	34	72
Other	(2)	(2)	(2)
Other Segment Equity in Net Income of Affiliates	$813	$742	$708
1	Acquired by América Móvil in 2011
2	Acquired by América Móvil in 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equity in net income of affiliates increased $71, or 9.6%, in 2011 and $34, or 4.8%, for 2010. Increased equity in net income of affiliates in both years was due to higher operating results at América Móvil, partially offset by lower results at Telmex in 2011. In November 2011, we tendered all of our shares in Telmex as part of América Móvil’s acquisition of the outstanding shares of Telmex.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2012 Revenue Trends  We expect our operating environment in 2012 to remain challenging as weak economic conditions continue and competition remains strong. Despite these challenges, we expect our operating revenues in 2012 to grow, reflecting continuing growth in our wireless data and IP-related wireline data services, including U-verse and strategic business services. We expect our primary driver of growth to be wireless, especially in sales of and increases in data usage on smartphones and emerging devices (such as tablets, eReaders and mobile navigation devices). We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in print directory advertising. Where available, our U-verse services have proved effective in stemming access line losses, and we expect to continue to expand our U-verse service offerings in 2012.

2012 Expense Trends We will continue to focus sharply on cost-control measures. We will continue our ongoing initiatives to improve customer service and billing so we can realize our strategy of bundling services and providing a simple customer experience. We expect our 2012 operating income margin to improve as our revenues improve. Expenses related to growth areas of our business, especially in the wireless and strategic business services areas, will apply some pressure to our operating income margin.

Market Conditions  During 2011, the securities and fixed income markets and the banking system in general continued to stabilize, although bank lending and the housing industry remained weak. The ongoing weakness in the general economy has also affected our customer and supplier bases. We saw lower demand from our residential customers as well as our business customers at all organizational sizes. Some of our suppliers continue to experience increased financing and operating costs. These negative economic trends were partially offset by continued growth in our wireless data and IP-related services. While the economy appears to have stabilized, we do not expect a return to historical growth levels during 2012. Should the economy instead deteriorate further, we likely will experience further pressure on pricing and margins as we compete for both wireline and wireless customers who have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing equipment under warranty from our suppliers.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. We contributed $1,000 to our pension plan in the fourth quarter of 2011 and are not required to make further significant funding contributions to our pension plans in 2012. However, because our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), a continued weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market and changes in the performance of equity markets, may have significant impacts on the fair value of pension and other postretirement plans at the end of 2012 (see “Significant Accounting Policies and Estimates”).

OPERATING ENVIRONMENT OVERVIEW

AT&T subsidiaries operating within the United States are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the United States are subject to the jurisdiction of national and supranational regulatory authorities in the markets where service is provided, and regulation is generally limited to operational licensing authority for the provision of services to enterprise customers.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the FCC and some state regulatory commissions have maintained or expanded certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. We are pursuing additional legislative and regulatory measures to reduce regulatory burdens that are no longer appropriate in a competitive telecommunications market and that inhibit our ability to compete more effectively and offer services wanted and needed by our customers. At the same time, we also seek to ensure that legacy regulations are not extended to broadband or wireless services, which are subject to vigorous competition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In addition, states representing a majority of our local service access lines have adopted legislation that enables new video entrants to acquire a single statewide or state-approved franchise (as opposed to the need to acquire hundreds or even thousands of municipal-approved franchises) to offer competitive video services. We also are supporting efforts to update and improve regulatory treatment for retail services. Regulatory reform and passage of legislation is uncertain and depends on many factors.

Our wireless operations operate in robust competitive markets but are likewise subject to substantial governmental regulation. Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC has recognized that the explosive growth of bandwidth-intensive wireless data services requires the Government to make more spectrum available. We seek to ensure that we have the opportunity to obtain the spectrum we need to provide our customers with high-quality service. While wireless communications providers’ prices and service offerings are generally not subject to state regulation, states continue to attempt to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

Expected Growth Areas

We expect our wireless services and wireline IP-data products to remain the most significant growth portions of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireless Segment Results” and “Wireline Segment Results”). Over the next few years, we expect our growth to come from: (1) our wireless service and (2) data/broadband, through existing and new services. We expect that our previous acquisitions will enable us to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Wireless  Wireless is our fastest-growing revenue stream and we expect to deliver continued revenue growth in the coming years. We are in a period of rapid growth in wireless data usage and believe that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video.

We cover most major metropolitan areas of the United States with our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (HSPA) and HSPA+ network technology, with HSPA+ providing 4G speeds when combined with our upgraded backhaul. At the end of 2011, over 80% of our data traffic was carried over this enhanced backhaul. Our network provides superior mobile broadband speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless network also relies on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data Rates for GSM Evolution for data communications. As of December 31, 2011, we served 103 million subscribers. We have also begun transitioning our network to next generation LTE technology and expect this network to cover approximately 80% of the U.S. population and to be largely complete by the end of 2013. We continue to expand the number of locations, including airports and cafés, where customers can access broadband Internet connections using wireless fidelity (local radio frequency commonly referred to as Wi-Fi) wireless technology.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative data services to customers, which in turn, will depend on the availability of additional spectrum. We are facing significant spectrum and capacity constraints on our wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any spectrum solution will require that the FCC makes new spectrum available to the wireless industry and allows us to obtain the spectrum we need more immediately to meet the needs of our customers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

U-verse Services  During 2011, we continued to expand our offerings of U-verse High Speed Internet and TV services. As of December 31, 2011, we reached our deployment goal of 30 million living units and have now passed 30.3 million living units (constructed housing units as well as platted housing lots). We are marketing U-verse services to 78% of those units and had 3.8 million subscribers by year-end 2011. During 2012, we will continue our efforts to increase sales to this base.

We believe that our U-verse TV service is a “video service” under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Certain municipalities have delayed our requests to offer this service or have refused us permission to use our existing or new right-of-ways to deploy or activate our U-verse-related equipment, services and products, resulting in litigation. Petitions have been filed at the FCC alleging that the manner in which we provision “public, educational and governmental” (PEG) programming over our U-verse TV service conflicts with federal law, and a lawsuit has been filed in a California state superior court raising similar allegations under California law. If courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, or if the FCC, state agencies or the courts were to rule that we must deliver PEG programming in a manner substantially different from the way we do today or in ways that are inconsistent with our current network architecture, it could have a material adverse effect on the cost and extent of our U-verse offerings.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant developments in our regulatory environment during 2011. While these issues may apply only to certain subsidiaries, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

International Regulation Our subsidiaries operating outside the United States are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large-business) services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce network costs and increase our scope of fully authorized network services and products.

Federal Regulation A summary of significant 2011 federal regulatory developments follows.

Net Neutrality  In December 2010, the FCC adopted “net neutrality” rules that impose certain transparency and “no blocking” obligations on fixed and mobile broadband Internet access services, as well as a “no unreasonable discrimination” obligation that applies only to fixed services. The rules became effective on November 20, 2011. Verizon and other parties have filed appeals of the FCC’s rules, which are pending in the D.C. Circuit Court of Appeals. We do not expect the FCC’s rules to have a material impact on our operating results.

Wireless Broadband Competition  In April 2011, the FCC released a wireless data roaming order requiring wireless carriers to offer wireless data roaming services on “commercially reasonable terms” to other wireless carriers in places where those operators do not have their own systems. We have entered into a number of data roaming agreements (including broadband data roaming agreements) and expect to enter into additional agreements in the future. Verizon has appealed this order in the D.C. Circuit Court of Appeals. We do not expect this order to have a material impact on our operating results.

Intercarrier Compensation/Universal Service  In October 2011, the FCC adopted an order fundamentally overhauling its high-cost universal service program, through which it disburses approximately $4.5 billion/year to carriers providing telephone service in high-cost areas, and its existing intercarrier compensation (ICC) rules, which govern payments between carriers for the exchange of traffic. The order adopts rules to address immediately certain practices that artificially increase ICC payments, as well as other practices to avoid such payments. The order also establishes a new ICC regime that will result in the elimination of virtually all terminating switched access charges and reciprocal compensation payments over a six-year transition. In the order, the FCC also repurposed its high-cost universal service program to encourage providers to deploy broadband facilities in unserved areas. To accomplish this goal, the FCC will transition support amounts disbursed through its existing high-cost program to its new Connect America Fund, which eventually will award targeted high-cost support amounts to providers through a competitive process. AT&T supports many aspects of the order and new rules. AT&T and other parties have filed appeals of the FCC’s rules, which are pending in the Tenth Circuit Court of Appeals. AT&T’s appeal challenges only certain, narrow aspects of the order; AT&T intervened in support of the broad framework adopted by the order. We do not expect the FCC’s rules to have a material impact on our operating results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

T-Mobile Acquisition  As discussed in “Other Business Matters,” we decided to terminate our acquisition of T-Mobile in December 2011; our decision reflected in part the delays and uncertainty associated by the Department of Justice’s (DOJ) lawsuit objecting to the acquisition and the FCC Staff’s recommendation to refer our application to an administrative law judge for additional review.

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

Wireless
We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, multiple licensees, including six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licenses may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors include companies such as Verizon Wireless, Sprint Nextel Corp., T-Mobile, Metro PCS and Cricket, a larger number of regional providers of cellular, PCS and other wireless communications services and resellers of those services. More than 97% of the U.S. population lives in areas with at least three mobile telephone operators, and 90% of the population lives in areas with at least five competing carriers.

The FCC may develop rules to auction or otherwise make available additional spectrum to the wireless industry. The FCC has yet to develop the rules under which this spectrum might be available. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service.

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2012 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are forcing customers to terminate their traditional local wireline service and use competitive wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. At this time, we are unable to quantify the effect of competition on the industry as a whole or financially on this segment. However, we expect both losses of revenue share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services and broadband. In most markets, we compete with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc., for local, high-speed Internet and video services customers and other smaller telecommunications companies for both long-distance and local services customers.

Our wireline subsidiaries generally remain subject to regulation for wholesale services by state regulatory commissions for intrastate services and by the FCC for interstate services. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries’ networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission.

Our wireline subsidiaries (excluding rural carrier affiliates) operate under state-specific forms of regulation for retail services that was either legislatively enacted or authorized by the appropriate state regulatory commission. Most states deregulate the competitive services; impose price caps for some services where the prices for these services are not tied to the cost of providing the services or to rate-of-return requirements; or adopt a regulatory framework that incorporates deregulation and price caps. Some states may impose minimum customer service standards with required payments if we fail to meet the standards.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based) and consequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our U-verse service and our relationships with satellite television providers. We will continue to develop innovative products that capitalize on our IP-based network.

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity, and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, Competitive Local Exchange Carriers, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continue to provide competitive pressures. We face a number of international competitors, including Orange Business Services, British Telecom, SingTel and Verizon Communications Inc., as well as competition from a number of large systems integrators, such as HP Enterprise Services.

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

ACCOUNTING POLICIES AND STANDARDS

Critical Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to or the extent of judgment required by our management, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The following policies are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Doubtful Accounts  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $114.

Pension and Other Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. Our assumed discount rate of 5.30% at December 31, 2011, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither convertible nor index linked. For the year ended December 31, 2011, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $3,384 and an increase in our postretirement benefit obligation of $2,114. For the year ended December 31, 2010, we decreased our discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $3,995 and an increase in our postretirement benefit obligation of $2,817.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our return on assets assumption was 8.25% for the year ended December 31, 2011. In 2011, we experienced actual returns on investments lower than expected; however, in 2012 we will maintain 8.25% for our expected return on assets, based on long-term expectations of future market performance and the asset mix of the plans’ investments. Our expected return on plan assets is calculated using the actual fair value of plan assets. If all other factors were to remain unchanged, we expect that a 1.0% decrease in the actual long-term rate of return would cause 2012 combined pension and postretirement cost to increase $525, which under our accounting policy would be recognized in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans.

We recognize actual gains and losses on pension and postretirement plan assets immediately in our operating results. These gains and losses are generally measured annually as of December 31 and accordingly will normally be recorded during the fourth quarter, unless an earlier remeasurement is required. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years. Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree healthcare costs.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2011. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would result in a decrease of approximately $2,325 in our 2011 depreciation expense and that a one-year decrease would result in an increase of approximately $3,474 in our 2011 depreciation expense.

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

Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier periods after acquisition. Amortization of other intangibles, including patents and certain trade names, is determined using the straight-line method of amortization over the expected remaining useful lives.

Goodwill, wireless FCC licenses, and other trade names are not amortized but tested annually for impairment. We conduct our impairment tests as of October 1. We test goodwill on a reporting unit basis, and our reporting units coincide with our segments, except for certain operations in our Other segment. If, due to changes in how we manage the business, we move a portion of a reporting unit to another reporting unit, we determine the amount of goodwill to reallocate to the new reporting unit based on the relative fair value of the portion of the business moved and the portion of the business remaining in the reporting unit. The goodwill impairment test is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that measurement to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value (i.e., an indication of impairment exists), then we perform the second step.

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

As shown in Note 6, more than 99% of our goodwill resides in the Wireless, Wireline, and Advertising Solutions segments. For each of those segments, we assess their fair value using a market multiple approach and a discounted cash flow approach. Our primary valuation technique is to determine enterprise value as a multiple of a company’s Earnings Before Interest, Taxes, and Depreciation and Amortization expenses (EBITDA). We determined the multiples of the publicly traded companies whose services are comparable to those offered by the segment and then calculate a weighted average of those multiples. Using those weighted averages, we then calculated fair values for each of those segments. We also perform a discounted cash flow analysis as a secondary test of fair value to corroborate our primary market multiple test. Except for the Advertising Solutions segment, the calculated fair value of the reporting unit exceeded book value in all circumstances and no additional testing was necessary. As a result of our 2011 impairment test, we recorded a goodwill impairment charge in the Advertising Solutions segment due to declines in the value of our directory business and that industry (see Note 6). We also recorded a corresponding impairment to an indefinite-lived trade name used by the Advertising Solutions segment. For the Wireless and Wireline segments, in the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. As in prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company initially owns only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, EBITDA margins and churn rates. We expect wireless revenue growth to trend down from our 2011 growth rate of 8.1% to a long-term growth rate that reflects expected long-term inflation trends. We expect our churn rates to decline in 2012 from our rate of 1.37% in 2011, in line with expected trends in the industry but at a rate comparable with industry-leading churn. EBITDA margins should continue to trend at about 40%.

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. We based the assumptions, which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model, on a combination of average marketplace participant data and our historical results, trends and business plans. We also used operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc., to develop the projected cash flows. Since we included the cash flows associated with these other inputs in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless FCC licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. We used a discount rate of 9.0%, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. This discount rate is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

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

We evaluate our investments to determine whether market declines are temporary and accordingly reflected in accumulated other comprehensive income, or other-than-temporary and recorded as an expense in other income (expense) in the consolidated income statements. This evaluation is based on the length of time and the severity of decline in the investment’s value. In 2011 and 2010, we identified an other-than-temporary decline in the value of immaterial equity method investments and various cost investments.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits (UTBs) in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our UTBs may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

New Accounting Standards

See Note 1 for a discussion of recently issued or adopted accounting standards.

OTHER BUSINESS MATTERS

Retiree Phone Concession Litigation  In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell and Ameritech, contend that the cash reimbursement formerly paid to retirees living outside their company’s local service area, for telephone service they purchased from another provider, is a “defined benefit plan” within the meaning of ERISA. In October 2006, the court certified two classes. In May 2008, the court ruled that the concession was an ERISA pension plan. In May 2009, we filed a motion for reconsideration with the trial court. That motion was granted in January 2011, and a final judgment was entered in our favor. Plaintiffs have appealed the judgment to the Fifth Circuit Court of Appeals. In June 2011, the Fifth Circuit Court of Appeals held that a similar cash reimbursement program currently offered to out-of-region retirees of BellSouth Corporation (BellSouth) is not a defined benefit plan. Plaintiffs in that case filed a petition in the United States Supreme Court for a writ of certiorari which the Supreme Court denied in December 2011. The Supreme Court’s decision lends significant support to our belief that an adverse outcome having a material effect on our financial statements in this case is unlikely, but we will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation  Twenty-four lawsuits were filed alleging that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs alleged that the defendants disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which Plaintiffs were a party. Plaintiffs sought damages, a declaratory judgment and injunctive relief for violations of the First and Fourth Amendments to the U.S. Constitution, the Foreign Intelligence Surveillance Act (FISA), the Electronic Communications Privacy Act and other federal and California statutes. We filed a motion to dismiss the complaint. The United States asserted the “state secrets privilege” and related statutory privileges and also filed a motion asking the court to dismiss the complaint. The court denied the motions, and we and the United States appealed. In August 2008, the U.S. Court of Appeals for the Ninth Circuit remanded the case to the district court without deciding the issue in light of the passage of the FISA Amendments Act, a provision of which addresses the allegations in these pending lawsuits (immunity provision). The immunity provision requires the pending lawsuits to be dismissed if the Attorney General certifies to the court either that the alleged assistance was undertaken by court order, certification, directive or written request or that the telecom entity did not provide the alleged assistance. In September 2008, the Attorney General filed his certification and asked the district court to dismiss all of the lawsuits pending against the AT&T Inc. telecommunications companies. The court granted the Government's motion to dismiss and entered final judgments in July 2009. In addition, a lawsuit seeking to enjoin the immunity provision’s application on grounds that it is unconstitutional was filed. In March 2009, we and the Government filed motions to dismiss this lawsuit. The court granted the motion to dismiss and entered final judgment in July 2009. All cases brought against the AT&T entities have been dismissed. In August 2009, plaintiffs in all cases filed an appeal with the Ninth Circuit Court of Appeals. On December 29, 2011, the Ninth Circuit Court of Appeals affirmed the dismissals in all cases. Management believes that any further appeal is without merit and intends to continue to defend these matters vigorously.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wage and Hour Litigation  Two wage and hour cases were filed in federal court in December 2009 each asserting claims under the Fair Labor Standards Act (Luque et al. v. AT&T Corp. et al., U.S. District Court in the Northern District of California) (Lawson et al. v. BellSouth Telecommunications, Inc., U.S. District Court in the Northern District of Georgia). Luque also alleges violations of a California wage and hour law, which varies from the federal law. In each case, plaintiffs allege that certain groups of wireline supervisory managers were entitled to paid overtime and seek class action status as well as damages, attorneys’ fees and/or penalties. Plaintiffs have been granted conditional collective action status for their federal claims and also are expected to seek class action status for their state law claims. We are contesting the collective and class action treatment of the claims, the merits of the claims and the method of calculating damages for the claims. A jury verdict recently was entered in favor of the Company in the U.S. District Court in Connecticut on similar FLSA claims. We believe that an adverse outcome in these cases having a material effect on our financial statements is unlikely.

Qualcomm Spectrum Purchase  In December 2011, we completed our purchase of spectrum licenses in the Lower 700 MHz frequency band from Qualcomm Incorporated for approximately $1,925 in cash. The spectrum covers more than 300 million people total nationwide, including 12 MHz of Lower 700 MHz D and E block spectrum covering more than 70 million people in five of the top 15 metropolitan areas and 6 MHz of Lower 700 MHz D block spectrum covering more than 230 million people across the rest of the United States. We plan to deploy this spectrum as supplemental downlink capacity, using carrier aggregation technology once compatible handsets and network equipment are developed.

T-Mobile  In March 2011, we agreed to acquire from Deutsche Telekom AG (Deutsche Telekom) all of the shares of T-Mobile for approximately $39,000, subject to certain adjustments. In December 2011, in light of opposition to the merger from the DOJ and FCC, we and Deutsche Telekom agreed to terminate the transaction. Pursuant to the purchase agreement, we paid a breakup fee of $3,000, entered into a broadband roaming agreement and, pursuant to required regulatory approvals, are in the process of transferring to Deutsche Telekom certain wireless spectrum. Termination of the purchase agreement also terminated our associated credit agreement with a group of banks, dated as of March 31, 2011, to partially fund the purchase.

Tender of Telmex Shares  In August 2011, the Board of Directors of América Móvil approved a tender offer for the remaining outstanding shares of Telmex that were not already owned by América Móvil. The offer was for $10.50 Mexican pesos per share (payable in cash). The tender offer was launched in October 2011, and we tendered all of our shares for $1,197 of cash.

Labor Contracts  As of January 31, 2012, we employed approximately 256,000 persons. Approximately 55% of our employees are represented by the Communications Workers of America, the International Brotherhood of Electrical Workers or other unions. Contracts covering approximately 120,000 employees will expire during 2012. For contracts covering approximately 80,000 (mainly wireline) employees, the union is entitled to call a work stoppage in the absence of a new contract being reached.

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

LIQUIDITY AND CAPITAL RESOURCES

We had $3,185 in cash and cash equivalents available at December 31, 2011. Cash and cash equivalents included cash of $1,182 and money market funds and other cash equivalents of $2,003. Cash and cash equivalents increased $1,748 since December 31, 2010. During 2011, cash inflows were primarily provided by cash receipts from operations and cash received from our tender of Telmex shares. These inflows were largely offset by cash used to meet the needs of the business, including but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders and the acquisition of wireless spectrum; a net reduction of debt, including our redemption of approximately $3,000 of bonds originally due in 2012; cash payments related to the abandoned T-Mobile acquisition; and a contribution to our pension plan. We discuss many of these factors in detail below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cash Provided by or Used in Operating Activities
During 2011, cash provided by operating activities was $34,648, compared to $34,993 in 2010. Our lower operating cash flows reflected the payment of $3,000 cash to Deutsche Telekom and a contribution to the pension plan of $1,000 partially offset by decreased tax payments of $3,506. Current-year operating cash was also positively affected by our decision to pay approximately $2,500 of retiree postretirement expenses from plan assets, as opposed to our prior-year election to pay these out of corporate funds.

During 2010, cash provided by operating activities was $34,993 compared to $34,405 in 2009. Our higher operating cash flow reflected decreased tax payments of $933. During 2010, our payments for current income taxes were lower than 2009 due to lower audit-related payments net of refunds. The timing of cash payments for income taxes is governed by the IRS and other taxing authorities and differs from the timing of recording tax expense.

Cash Used in or Provided by Investing Activities
During 2011, cash used in investing activities consisted primarily of:
•	$20,110 in capital expenditures, excluding interest during construction.
•	$162 in interest during construction.
•	$1,925 purchase of Qualcomm spectrum licenses.
•	$320 purchase of wireless partnership noncontrolling interest.

During 2011, cash provided by investing activities consisted primarily of:
•	$1,197 from the tender of our Telmex shares.
•	$62 from the sale of securities, net of investments.

Virtually all of our capital expenditures are spent on our wireless and wireline networks, our U-verse services and support systems for our communications services. Capital expenditures, excluding interest during construction, increased $580 from 2010 and were flat when including interest during construction. The Wireline segment, which includes U-verse services, represented 52% of the total capital expenditures, excluding interest during construction, and was flat in 2011. Capital spending in our Wireless segment, excluding capitalized interest during construction, represented 48% of our total spending and increased 6% in 2011. Wireless expenditures were primarily used for network capacity expansion, integration and upgrades to our High-Speed Downlink Packet Access network and the initial deployment of LTE equipment for our recent commercial launch.

We expect that our capital expenditures during 2012 will be approximately $20,000. This amount may change if the regulatory environment becomes more unfavorable for investment. We expect increases in our Wireless segment to be offset by declines in our Wireline segment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory considerations.

Cash Used in or Provided by Financing Activities
We paid dividends of $10,172 in 2011, $9,916 in 2010, and $9,670 in 2009, reflecting dividend rate increases. In December 2011, our Board of Directors approved a 2.3% increase in the quarterly dividend from $0.43 to $0.44 per share. This follows a 2.4% dividend increase approved by AT&T’s Board in December 2010. Dividends declared by our Board of Directors totaled $1.73 per share in 2011, $1.69 per share in 2010, and $1.65 per share in 2009. Our dividend policy considers the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

During 2011, we issued debt with net proceeds of $7,936 from the following:
•	April 2011 issuance of $1,750 of 2.95% global notes due 2016 and $1,250 of 4.45% global notes due 2021.
•	August 2011 issuance of $1,500 of 2.40% global notes due 2016, $1,500 of 3.875% global notes due 2021, and $2,000 of 5.55% global notes due 2041.

Debt proceeds were used for general corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

During 2011, debt repayments totaled $9,226 and consisted of:
•	$4,543 in repayments of long-term debt with a weighted-average interest rate of 6.58%.
•	$1,625 in repayments of commercial paper, net of issuances.
•	$1,000 for the early redemption of the SBC Communications Inc. 5.875% global notes originally due on February 1, 2012.
•	$2,000 for the early redemption of the New Cingular Wireless Services, Inc. 8.125% notes originally due on May 1, 2012.
•	$31 in repayments of capitalized leases.
•	$27 in repayments of short-term bank borrowings.

At December 31, 2011, we had $3,453 of debt maturing within one year, all of which was long-term debt maturities. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth that may be put back to us each April until maturity in 2021.
•
An accreting zero-coupon note that may be redeemed each May until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

On February 13, 2012, we issued $1,000 of 0.875% global notes due 2015, $1,000 of 1.60% global notes due 2017, and $1,000 of 3.00% global notes due 2022.

On January 13, 2012, we announced our intention to redeem $1,200 of outstanding 6.375% Senior Notes due February 15, 2056. The redemption date was February 15, 2012, and the redemption amount was 100% of the principal amount plus accrued interest.

In December 2010, our Board of Directors approved a program to repurchase up to 300 million shares (approximately 5%) of our common stock; the program does not have an expiration date. We started buying back stock under this program in January 2012.

We plan to fund our 2012 financing activities through a combination of cash from operations and debt issuances. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends. The emphasis of our financing activities will be the payment of dividends, subject to approval by our Board of Directors, share repurchases and the repayment of debt.

Credit Facilities
T-Mobile Acquisition Financing  In December 2011, we and Deutsche Telekom agreed to terminate our agreement to purchase T-Mobile. The termination of the purchase agreement also terminated our $20,000 associated credit agreement with a group of banks, dated as of March 31, 2011, to partially fund the purchase.

Other Credit Facilities  In December 2011, we amended and extended for an additional one-year term our existing $5,000, four-year revolving credit agreement (Four-Year Agreement) with a syndicate of banks. We also entered into a new $5,000, 364-day revolving credit agreement, with a syndicate of banks, to replace our expiring 364-day revolving credit agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes, which could include repayment of maturing commercial paper. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2011, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

In January 2012, we provided notice to permanently reduce the outstanding commitments of the lenders under our 364-day revolving credit agreement from $5,000 to $3,000.

The Four-Year Agreement
The amendments to the Four-Year Agreement include, but are not limited to, (i) changing the interest rate charged for advances from a rate based on AT&T’s credit default swap spread to a fixed spread; (ii) decreasing the amount payable as facilities fees, and (iii) at AT&T’s option, adding subsidiaries as additional borrowers, with or without a guarantee provided by AT&T Inc., subject to conditions provided in the agreement. The terms of such guarantee are set forth in the agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The obligations of the lenders under the Four-Year Agreement to provide advances will terminate on December 19, 2015, unless prior to that date either:  (i) AT&T and, if applicable, a Co-Borrower, reduces to $0 the commitments of the lenders under the Agreement or (ii) certain events of default occur. The Agreement also provides that AT&T and lenders representing more than 50% of the facility amount may agree to extend their commitments under the Agreement for an additional one year beyond the December 19, 2015, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred.

Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to the highest of: (1)(a) the base (or prime) rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the London interbank offered rate (LIBOR) applicable to U.S. Dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Agreement (Applicable Margin); or

•	at a rate equal to: (i) the LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The Applicable Margin will equal 0.560% if our unsecured long-term debt is rated at least A+ by Standard & Poor’s or Fitch, Inc. or A1 by Moody’s Investors Service. The Applicable Margin will be 0.670% per annum if our unsecured long-term debt ratings are A or A2 and will be 0.900% per annum in the event our unsecured long-term debt ratings are A- and A3 (or below).

The Agreement continues to require us to maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the Agreement) ratio of not more than 3-to-1, as of the last day of each fiscal quarter, for the four quarters then ended.

Defaults under the Agreement, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:
•	We fail to pay principal or interest, or other amounts under the Agreement beyond any grace period.
•
We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as cross-acceleration) or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final.

•
A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T’s directors change in any 24-month period other than as elected by the remaining directors (commonly referred to as a change in control).

•	Material breaches of representations or warranties in the agreement.
•	We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants under the Agreement.
•	We fail to comply with other covenants under the Agreement for a specified period after notice.
•	We fail to make certain minimum funding payments under ERISA.
•	Our bankruptcy or insolvency.

364-day Agreement
The obligations of the lenders to provide advances will terminate on December 17, 2012, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional 364-day period beyond the December 17, 2012, termination date, under certain circumstances. We also can convert all or part of outstanding advances under the 364-day Agreement into term loan(s) maturing no later than the first anniversary of the termination date, under certain circumstances.

Advances would bear interest, at our option, either:
•
at a variable annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the LIBOR for a period of one month plus 1.00%, plus (2) an applicable margin as set forth in such agreement (Applicable Margin); or

•	at a rate equal to: (i) LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The Applicable Margin will equal 0.595% if our unsecured long-term debt is rated at least A+ by Standard & Poor’s or Fitch, Inc. or A1 by Moody’s Investors Service. The Applicable Margin will be 0.710% per annum if our unsecured long-term debt ratings are A or A2 and will be 0.950% per annum in the event our unsecured long-term debt ratings are A- and A3 (or below).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The 364-day Agreement contains a negative pledge covenant that is identical to the negative pledge in the Four-Year Agreement. In the event we elect to convert any outstanding advances to term loan(s), the debt-to-EBITDA financial ratio covenant described above also would apply while such term loan(s) were outstanding. The events of default described applicable to the Four-Year Agreement also apply to the 364-day Agreement.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by América Móvil. At December 31, 2011, our debt ratio was 38.0%, compared to 37.1% at December 31, 2010, and 41.4% at December 31, 2009. The debt ratio is affected by the same factors that affect total capital, and reflects our recent debt issuances. Total capital decreased $7,567 in 2011 compared to an increase of $4,046 in 2010. The 2011 capital decrease was primarily due to a decrease in retained earnings of $6,339, which increased the debt ratio in 2011.

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

Our contractual obligations as of December 31, 2011, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the immaterial amounts of such obligations at December 31, 2011. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table obligations that primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $25,748; postemployment benefit obligations of $34,011; and other noncurrent liabilities of $12,694, which included deferred lease revenue from our agreement with American Tower Corp. of $450 (see Note 14).

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Long-term debt obligations1,2	$64,613	$3,453	$10,612	$9,437	$41,111
Interest payments on long-term debt2	63,358	3,613	6,522	5,581	47,642
Operating lease obligations	23,242	2,462	4,780	4,215	11,785
Unrecognized tax benefits3	3,345	259	-	-	3,086
Purchase obligations4	10,709	3,845	4,339	2,185	340
Total Contractual Obligations	$165,267	$13,632	$26,253	$21,418	$103,964
1	Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
2
Long-term debt obligations and interest payments on long-term debt were not adjusted to reflect the January 13, 2012, notice to call $1,200 of debt, which was redeemed on February 15, 2012, with an  original maturity of February 15, 2056.

3
The noncurrent portion of the unrecognized tax benefits is included in the “More than 5 Years” column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at          this time. See Note 10 for additional information.

4
We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $611 in 2012, $423 in the aggregate for 2013 and 2014, $62 in the aggregate for 2015 and 2016, and $10 in the aggregate thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2011. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2011.

	Maturity
								Fair Value
	2012	2013	2014	2015	2016	Thereafter	Total	12/31/11
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$1,800	$3,000	$1,500	$1,500	$-	$1,000	$8,800	$521
Weighted-Average
Variable Rate Payable1	2.3%	2.5%	2.0%	2.6%	3.6%	4.1%
Weighted-Average
Fixed Rate Receivable	4.9%	4.7%	3.9%	4.5%	5.6%	5.6%
1	Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 4 and 388 basis points.

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

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. For foreign exchange forward contracts outstanding at December 31, 2011, the change in fair value was immaterial. Furthermore, because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

Issuer Equity Repurchases

On December 17, 2010, our Board of Directors authorized a new share repurchase plan of 300 million shares with no expiration date. This authorization represented approximately 5.0% of AT&T's shares outstanding at December 31, 2011. During 2010 and 2011, we did not repurchase any shares under this plan. In January 2012, we started to repurchase a portion of the shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. We will fund any share repurchases through a combination of cash from operations, borrowings dependent on market conditions, or cash from the disposition of certain non-strategic investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return
AT&T Inc., S&P 500 Index, and S&P 500 Integrated Telecom Index
AT&T Inc.
S&P 500 Index
S&P 500 Integrated Telecom Index
140
130
120
110
100
90
80
70
60
12/06
12/07
12/08
12/09
12/10
12/11
121
118
105
88
87
66
94
91
84
112
102
97
121
111
99

The comparison above assumes $100 invested on December 31, 2006, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

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

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. Current economic conditions in the United States have adversely affected our customers’ demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Our suppliers are also facing higher financing and operating costs. Should these current economic conditions worsen, we likely would experience both a decrease in revenues and an increase in certain expenses, including expenses relating to bad debt and equipment and software maintenance. We also may incur difficulties locating financially stable equipment and other suppliers, thereby affecting our ability to offer attractive new services. We are also likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income. While our largest business customers have been less affected by these adverse changes in the U.S. economy, if the continued adverse economic conditions in the United States, Europe and other foreign markets persist or worsen, those customers would likely be affected in a similar manner.

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

The Financial Accounting Standards Board (FASB) requires companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur. We have elected to reflect the annual adjustments to the funded status in our consolidated statement of income. Therefore, an increase in our costs or adverse market conditions will have a negative effect on our operating results.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers' ability to access capital needed to fund business operations.

The continuing instability in the global financial markets has resulted in periodic volatility in the credit, currency, equity and fixed income markets. Volatility has limited, in some cases severely, companies’ access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data and wireless services, may be forced to delay or reduce or be unable to finance purchases of our products and services and may delay payment or default on outstanding bills to us. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face new capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. While we have been successful in continuing to access the credit and fixed income markets when needed, a financial crisis could render us unable to access these markets, severely affecting our business operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In order to remain competitive, we are deploying a more sophisticated wireline network and continue to deploy a more sophisticated wireless network, as well as research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could materially adversely affect us.

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the United States are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse rulings by the FCC relating to broadband issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on potential global climate changes has led to proposals at state, federal and foreign government levels to increase regulation on various types of emissions, including those generated by vehicles and by facilities consuming large amounts of electricity. We do not expect these proposals to have a material adverse impact on our operating results, and they could create increased demand for communications services as companies seek to reduce emissions.

Continuing growth in our wireless services will depend on continuing access to adequate spectrum, deployment of new technology and offering attractive services to customers.

The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. Network service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and handset operating standards, supplier delays, increases in network equipment and handset component costs, regulatory permitting delays for tower sites or enhancements or labor-related delays. Deployment of new technology also may adversely affect the performance of the network for existing services. If the FCC does not fairly allocate sufficient spectrum to allow the wireless industry in general, and the Company in particular, to increase its capacity or if we cannot acquire needed spectrum or deploy the services customers desire on a timely basis without burdensome conditions or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Increasing competition for wireless customers could adversely affect our operating results.

We have multiple wireless competitors in each of our service areas and compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service. In addition, we are facing growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect market saturation to continue to cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates, leading to increased competition for customers. We also expect that our customers’ growing demand for data services will place constraints on our network capacity. This competition and our capacity issues will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices, network deployment and management, and service offerings.

Increasing costs in our wireline operations could adversely affect wireline operating margins.

We expect our operating costs, including customer acquisition and retention costs will continue to put pressure on pricing, margins and customer retention levels. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) and business models (e.g., advertising-supported) are typically subject to less (or no) regulation than our wireline subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). Over time these cost disparities could require us to evaluate the strategic worth of various wireline operations. We believe our cost disadvantages could be offset by continuing to increase the efficiency of our operating systems and by improving employee training and productivity; however, there can be no guarantee that our efforts in these areas will be successful.

Equipment failures, natural disasters, computer hacking and terrorist attacks may materially adversely affect our operations.

Major equipment failures or natural disasters, including severe weather, computer hacking, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party owned local and long-distance networks on which we rely, our cell sites or other equipment, or our customer account support and information systems, could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireline, wireless or customer-related support systems, even for a limited time period, may result in significant expenses, potential legal liability, a loss of customers or impair our ability to attract new customers, which could have a material adverse effect on our business, results of operations and financial condition.

The continued success of our U-verse services initiative will depend on the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability and reliability of the various technologies required to provide such offerings.

Telecommunications technology has shifted from the traditional circuit- and wire-based technology to IP-based technology. IP-based technology can transport voice and data, as well as video, from both wired and wireless networks. IP-based networks also potentially cost less to operate than traditional networks. Our competitors, many of which are newer companies, are deploying this IP-based technology. In order to continue to offer attractive and competitively priced services, we have deployed a new broadband network to offer IP-based voice, data and video services. Should regulatory requirements change, our deployment could be limited to only those geographical areas where regulation is not burdensome. In addition, should the delivery of services expected to be deployed on our network be delayed due to technological or regulatory constraints, performance of suppliers, or other reasons, or the cost of providing such services becomes higher than expected, customers may decide to purchase services from our competitors, which would adversely affect our revenues and margins, and such effects could be material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Unfavorable litigation or governmental investigation results could require us to pay significant amounts or lead to onerous operating procedures.

We are subject to a number of lawsuits both in the United States and in foreign countries, including, at any particular time, claims relating to antitrust; patent infringement; wage and hour; personal injury; and our advertising, sales and billing and collection practices. We also spend substantial resources complying with various government standards, which may entail related investigations. As we deploy newer technologies, especially in the wireless area, we also face current and potential litigation relating to alleged adverse health effects on customers or employees who use such technologies including, for example, wireless handsets. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

A majority of our workforce is represented by labor unions. Absent the successful negotiation of agreements scheduled to expire during 2012, we could experience lengthy work stoppages.

A majority of our employees are represented by labor unions as of year-end 2011. Labor contracts covering many of the employees will expire during 2012. We experienced a work stoppage in 2004 when the contracts involving our wireline employees expired, and we may experience additional work stoppages in 2012. A work stoppage could adversely affect our business operations, including a loss of revenue and strained relationships with customers, and we cannot predict the length of any such strike. We cannot predict the new contract provisions or the impact of any new contract on our financial condition.

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

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:
•
Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability and our suppliers’ ability to access financial markets at favorable rates.

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

•
The final outcome of FCC and other federal agency proceedings and reopenings of such proceedings and judicial reviews, if any, of such proceedings, including issues relating to access charges, universal service, broadband deployment, E911 services, competition, net neutrality, unbundled loop and transport elements, availability of new spectrum from the FCC on fair and balanced terms, wireless license awards and renewals and wireless services, including data roaming agreements.

•
The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings and judicial reviews, if any, of such proceedings, including proceedings relating to Interconnection terms, access charges, universal service, unbundled network elements and resale and wholesale rates; broadband deployment including our U-verse services; net neutrality; performance measurement plans; service standards; and traffic compensation.

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

•
The development of attractive and profitable U-verse service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

•	Our continued ability to attract and offer a diverse portfolio of wireless devices, some on an exclusive basis.
•
The availability and cost of additional wireless spectrum and regulations and conditions relating to spectrum use, licensing and technical standards and deployment and usage, including network management rules.

•	Our ability to manage growth in wireless data services, including network quality and acquisition of adequate spectrum at reasonable costs and terms.
•	The outcome of pending, threatened or potential litigation, including patent and product safety claims by or against third parties.
•
The impact on our networks and business from major equipment failures; security breaches related to the network or customer information; our inability to obtain handsets, equipment/software or have handsets, equipment/software serviced in a timely and cost-effective manner from suppliers; or severe weather conditions, natural disasters, pandemics, energy shortages, wars or terrorist attacks.

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

•	Our ability to adequately fund our wireless operations, including payment for additional spectrum network upgrades and technological advancements.
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

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2011	2010	2009
Operating Revenues
Wireless service	$56,726	$53,510	$48,563
Data	29,606	27,555	25,644
Voice	25,131	28,332	32,345
Directory	3,293	3,935	4,724
Other	11,967	10,948	11,237
Total operating revenues	126,723	124,280	122,513

Operating Expenses
Cost of services and sales (exclusive of depreciation
and amortization shown separately below)	57,374	52,379	50,639
Selling, general and administrative	38,844	32,864	31,359
Impairment of intangible assets	2,910	85	-
Depreciation and amortization	18,377	19,379	19,515
Total operating expenses	117,505	104,707	101,513
Operating Income	9,218	19,573	21,000

Other Income (Expense)
Interest expense	(3,535)	(2,994)	(3,368)
Equity in net income of affiliates	784	762	734
Other income (expense) – net	249	897	152
Total other income (expense)	(2,502)	(1,335)	(2,482)
Income from Continuing Operations Before Income Taxes	6,716	18,238	18,518
Income tax (benefit) expense	2,532	(1,162)	6,091
Income from Continuing Operations	4,184	19,400	12,427
Income from Discontinued Operations, net of tax	-	779	20
Net Income	4,184	20,179	12,447
Less: Net Income Attributable to Noncontrolling Interest	(240)	(315)	(309)
Net Income Attributable to AT&T	$3,944	$19,864	$12,138

Basic Earnings Per Share from Continuing Operations
Attributable to AT&T	$0.66	$3.23	$2.06
Basic Earnings Per Share from Discontinued Operations
Attributable to AT&T	-	0.13	-
Basic Earnings Per Share Attributable to AT&T	$0.66	$3.36	$2.06

Diluted Earnings Per Share from Continuing Operations
Attributable to AT&T	$0.66	$3.22	$2.05
Diluted Earnings Per Share from Discontinued Operations
Attributable to AT&T	-	0.13	-
Diluted Earnings Per Share Attributable to AT&T	$0.66	$3.35	$2.05
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2011	2010
Assets
Current Assets
Cash and cash equivalents	$3,185	$1,437
Accounts receivable - net of allowances for doubtful accounts of $878 and $957	13,606	13,610
Prepaid expenses	1,155	1,458
Deferred income taxes	1,470	1,170
Other current assets	3,611	3,179
Total current assets	23,027	20,854
Property, Plant and Equipment – Net	107,087	103,196
Goodwill	70,842	73,601
Licenses	51,374	50,372
Customer Lists and Relationships – Net	2,757	4,708
Other Intangible Assets – Net	5,212	5,440
Investments in Equity Affiliates	3,718	4,515
Other Assets	6,327	6,705
Total Assets	$270,344	$269,391

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$3,453	$7,196
Accounts payable and accrued liabilities	19,858	20,055
Advanced billing and customer deposits	3,872	4,086
Accrued taxes	1,003	975
Dividends payable	2,608	2,542
Total current liabilities	30,794	34,854
Long-Term Debt	61,300	58,971
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	25,748	22,070
Postemployment benefit obligation	34,011	28,803
Other noncurrent liabilities	12,694	12,743
Total deferred credits and other noncurrent liabilities	72,453	63,616
Stockholders’ Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2011
and 2010: issued 6,495,231,088 at December 31, 2011 and 2010)	6,495	6,495
Additional paid-in capital	91,156	91,731
Retained earnings	25,453	31,792
Treasury stock (568,719,202 at December 31, 2011 and 584,144,220
at December 31, 2010, at cost)	(20,750)	(21,083)
Accumulated other comprehensive income	3,180	2,712
Noncontrolling interest	263	303
Total stockholders’ equity	105,797	111,950
Total Liabilities and Stockholders’ Equity	$270,344	$269,391
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2011	2010	2009
Operating Activities
Net income	$4,184	$20,179	$12,447
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,377	19,379	19,515
Undistributed earnings from investments in equity affiliates	(623)	(603)	(419)
Provision for uncollectible accounts	1,136	1,334	1,762
Deferred income tax expense (benefit) and noncurrent unrecognized tax benefits	2,937	(3,280)	1,885
Net gain from impairment and sale of investments	(89)	(802)	-
Impairment of intangible assets	2,910	85	-
Actuarial loss on pension and postretirement benefits	6,280	2,521	215
Income from discontinued operations	-	(779)	(20)
Changes in operating assets and liabilities:
Accounts receivable	(1,133)	(99)	(490)
Other current assets	(428)	(187)	(617)
Accounts payable and accrued liabilities	(383)	(1,508)	943
Retirement benefit funding	(1,000)	-	-
Other - net	2,480	(1,247)	(816)
Total adjustments	30,464	14,814	21,958
Net Cash Provided by Operating Activities	34,648	34,993	34,405

Investing Activities
Construction and capital expenditures:
Capital expenditures	(20,110)	(19,530)	(16,554)
Interest during construction	(162)	(772)	(740)
Acquisitions, net of cash acquired	(2,368)	(2,906)	(983)
Dispositions	1,301	1,830	287
(Purchases) and sales of securities, net	62	(100)	55
Other	27	29	52
Net Cash Used in Investing Activities	(21,250)	(21,449)	(17,883)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(1,625)	1,592	(3,910)
Issuance of long-term debt	7,936	2,235	8,161
Repayment of long-term debt	(7,574)	(9,294)	(8,652)
Issuance of treasury stock	237	50	28
Dividends paid	(10,172)	(9,916)	(9,670)
Other	(452)	(515)	(465)
Net Cash Used in Financing Activities	(11,650)	(15,848)	(14,508)
Net increase (decrease) in cash and cash equivalents	1,748	(2,304)	2,014
Cash and cash equivalents beginning of year	1,437	3,741	1,727
Cash and Cash Equivalents End of Year	$3,185	$1,437	$3,741
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity
Dollars and shares in millions except per share amounts
	2011		2010		2009
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of shares	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,731		$91,707		$91,728
Issuance of treasury stock		132		159		29
Share-based payments		(118)		(130)		(50)
Share of equity method investee capital transactions		(290)		-		-
Change related to acquisition of interests held by noncontrolling owners		(299)		(5)		-
Balance at end of year		$91,156		$91,731		$91,707

Retained Earnings
Balance at beginning of year		$31,792		$21,944		$19,566
Net income attributable to AT&T ($0.66, $3.35 and $2.05 per diluted share)		3,944		19,864		12,138
Dividends to stockholders ($1.73, $1.69 and $1.65 per share)		(10,244)		(9,985)		(9,733)
Other		(39)		(31)		(27)
Balance at end of year		$25,453		$31,792		$21,944

Treasury Stock
Balance at beginning of year	(584)	$(21,083)	(593)	$(21,260)	(602)	$(21,410)
Issuance of treasury stock	16	333	9	177	9	150
Balance at end of year	(568)	$(20,750)	(584)	$(21,083)	(593)	$(21,260)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity (continued)
Dollars and shares in millions except per share amounts
	2011	2010	2009
	Amount	Amount	Amount
Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year	$2,712	$2,678	$(418)
Foreign currency translation adjustments, net of taxes of $66, $146 and $70	123	271	147
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses), net of taxes of $(21), $(12) and $84	(41)	(22)	176
Less reclassification adjustment realized in net income, net of taxes of $(29), $7 and $23	(54)	14	48
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses), net of taxes of $(140), $(182) and $329	(256)	(334)	610
Less reclassification adjustment realized in net income, net of taxes of $8, $7 and $8	15	12	15
Defined benefit postretirement plans (see Note 11):
Net prior service credit arising from period, net of taxes of $699, $298 and $1,383	1,140	487	2,257
Amortization of net prior service credit, net of taxes of $(282), $(243) and $(96)	(460)	(396)	(156)
Other	1	2	(1)
Other comprehensive income attributable to AT&T	468	34	3,096
Balance at end of year	$3,180	$2,712	$2,678

Noncontrolling Interest:
Balance at beginning of year	$303	$425	$403
Net income attributable to noncontrolling interest	240	315	309
Distributions	(220)	(278)	(286)
Acquisition of interests held by noncontrolling owners	(59)	(162)	-
Translation adjustments attributable to noncontrolling interest, net of taxes	(1)	3	(1)
Balance at end of year	$263	$303	$425

Total Stockholders’ Equity at beginning of year	$111,950	$101,989	$96,364
Total Stockholders’ Equity at end of year	$105,797	$111,950	$101,989

Total Comprehensive Income, net of tax:
Net income attributable to AT&T	$3,944	$19,864	$12,138
Other comprehensive income attributable to AT&T per above	468	34	3,096
Comprehensive income attributable to AT&T	$4,412	$19,898	$15,234

Net income attributable to noncontrolling interest	240	315	309
Other comprehensive income (loss) attributable to noncontrolling interest per above	(1)	3	(1)
Comprehensive income attributable to noncontrolling interest	$239	$318	$308
Total comprehensive income	$4,651	$20,216	$15,542
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

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. We have reclassified certain amounts in prior-period financial statements to conform to the current period’s presentation. On the consolidated balance sheets, income taxes receivable has been reclassified from “Accrued taxes” to “Other current assets.”

New Accounting Standards  In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income,” which will no longer allow the presentation of the components of other comprehensive income in the consolidated statements of changes in stockholders’ equity or footnotes for interim reporting. For reporting periods beginning after December 31, 2011, ASU 2011-05 requires presentation of other comprehensive income in combination with, or directly following the consolidated statements of income. In December 2011, ASU 2011-05 was amended to delay the proposed identification of reclassification adjustments in the consolidated statements of income. We are currently evaluating the allowable disclosure alternatives under the new guidance.

Employee Separations  We established obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage and other benefits. At December 31, 2011, we had severance accruals of $335 and at December 31, 2010, we had severance accruals of $848. The decline was primarily due to payments during the year.

Income Taxes  We provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. The tax basis of assets and liabilities is based on amounts that meet the recognition threshold and are measured in accordance with current standards. We provide valuation allowances against the deferred tax assets for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

We report, on a net basis, taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in our consolidated statements of income.

Certain reclassifications have been made to prior periods to conform with current reporting. On the consolidated balance sheet, income taxes receivable has been reclassified from “Accrued taxes” to “Other current assets.”

Cash and Cash Equivalents  Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2011, we held $1,182 in cash and $2,003 in money market funds and other cash equivalents.

Revenue Recognition  Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our wireless service revenues are billed either in advance, arrears or are prepaid.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We record an estimated revenue reduction for future adjustments to customer accounts, other than bad debt expense, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative selling price, subject to the requirement that revenue recognized is limited to the amounts already received from the customer that are not contingent upon the delivery of additional products or services to the customer in the future. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts in which we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

We recognize revenues and expenses related to publishing directories on the amortization method, which recognizes revenues and expenses ratably over the life of the directory title, typically 12 months.

Traffic Compensation Expense  We use various estimates and assumptions to determine the amount of traffic compensation expenses recognized during any reporting period. Switched traffic compensation costs are accrued utilizing estimated rates and volumes by product, formulated from historical data and adjusted for known rate changes. Such estimates are adjusted monthly to reflect newly available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received within three months subsequent to the end of the reporting period, at which point a final adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs.

Allowance for Doubtful Accounts  We record an expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes.

Inventory  Inventories, which are included in “Other current assets” on our consolidated balance sheets, were $1,188 at December 31, 2011, and $1,303 at December 31, 2010. Wireless handsets and accessories, which are valued at the lower of cost or market (determined using current replacement cost) were $1,082 as of December 31, 2011, and $1,185 as of December 31, 2010. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, or specific costs in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

Property, Plant and Equipment  Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 2). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology. Accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation, and no gain or loss is recognized on the disposition of this plant.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate. The increase in the carrying value of the associated long-lived asset is depreciated over the corresponding estimated economic life.

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

Business Combinations  We expense acquisition-related costs and restructuring costs upon incurring them.

Goodwill and Other Intangible Assets  AT&T has four major classes of intangible assets: goodwill, Federal Communications Commission (FCC) licenses, other indefinite-lived intangible assets, made up predominately of the AT&T brand, and various other finite-lived intangible assets.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. FCC licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed period of time (generally 10 years), renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses. We acquired the rights to the AT&T and other brand names in previous acquisitions. We have the effective ability to retain these exclusive rights permanently at a nominal cost.

Goodwill, FCC licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and is generally composed of comparing the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments (Wireless, Wireline and Advertising Solutions), to the fair value of those reporting units calculated under a market multiple approach as well as a discounted cash flow approach. FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. We perform our test of the fair values of FCC licenses using a discounted cash flow model. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name.  The fair value measurements used are considered Level 3 under the Fair Value and Disclosure framework (see Note 9).

Intangible assets that have finite useful lives are amortized over their useful lives, a weighted average of 8.3 years (7.9 years for customer lists and relationships and 11.2 years for other). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method of amortization.

Advertising Costs  We expense advertising costs for advertising products and services or for promoting our corporate image as we incur them (see Note 14).

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (accumulated OCI) in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a large portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 9).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Pension and Other Postretirement Benefits  See Note 11 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions and our policy for recognizing the associated gains and losses.

NOTE 2. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions
Qualcomm Spectrum Purchase  In December 2011, we completed our purchase of spectrum licenses in the Lower 700 MHz frequency band from Qualcomm Incorporated (Qualcomm) for approximately $1,925 in cash. The spectrum covers more than 300 million people total nationwide, including 12 MHz of Lower 700 MHz D and E block spectrum covering more than 70 million people in five of the top 15 metropolitan areas and 6 MHz of Lower 700 MHz D block spectrum covering more than 230 million people across the rest of the United States. We plan to deploy this spectrum as supplemental downlink capacity, using carrier aggregation technology once compatible handsets and network equipment are developed.

Purchase of Wireless Partnership Minority Interest  In July 2011, we completed the acquisition of Convergys Corporation’s minority interests in the Cincinnati SMSA Limited Partnership and an associated cell tower holding company for approximately $320 in cash.

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

Centennial  In December 2010, we completed our acquisition accounting of Centennial Communications Corporation (Centennial), which included net assets of $1,518 in goodwill, $655 in FCC licenses, and $449 in customer lists and other intangible assets.

Other Acquisitions  We acquired $33 of wireless spectrum in 2011 and $265 in 2010 from various companies, primarily in support of our ongoing network enhancement efforts. In 2010, we also acquired a home monitoring platform developer and other entities for $86 in cash.

Dispositions
Tender of Telmex Shares  In August 2011, the Board of Directors of América Móvil, S.A. de C.V. (América Móvil) approved a tender offer for the remaining outstanding shares of Télefonos de México, S.A. de C.V. (Telmex) that were not already owned by América Móvil. We tendered all of our shares of Telmex for $1,197 of cash. Telmex was accounted for as an equity method investment (see Note 7).

Sale of Sterling Operations  In May 2010, we entered into an agreement to sell our Sterling Commerce Inc. (Sterling) subsidiary and changed our reporting for Sterling to discontinued operations. In August 2010, we completed the sale and received net proceeds of approximately $1,400.

During the second quarter of 2010, we accounted for Sterling as a discontinued operation. We determined that the cash inflows under the transition services agreement and our cash outflows under the enterprise license agreement will not constitute significant continuing involvement with Sterling’s operations after the sale. We have reclassified Sterling’s operating results, for all historic periods, to income from discontinued operations in the accompanying consolidated statements of income.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table includes Sterling’s operating results, which are presented in the “Income From Discontinued Operations, net of tax” line item on the consolidated statements of income. Prior to the reclassification, these operating results were reported in our Other segment:

	Aug. 27,	Dec. 31,
	2010	2009
Operating revenues	$349	$563
Operating expenses	327	523
Operating income	22	40
Income before income taxes	18	29
Income tax expense	8	9
Income from discontinued operations during phase-out period	10	20
Gain on disposal of discontinued operations	769	-
Income from discontinued operations, net of tax	$779	$20

Centennial  In August 2010, we sold operations in eight service areas in Louisiana and Mississippi, as required by the Department of Justice (DOJ), for $273 in cash.

Other Dispositions  In 2010, we also sold our domestic Japanese outsourcing services company for $109. In 2009, we sold a professional services business for $174 and eliminated $113 of goodwill.

Other Adjustments
T-Mobile  In March 2011, we agreed to acquire from Deutsche Telekom AG (Deutsche Telekom) all shares of T-Mobile USA, Inc. (T-Mobile) for approximately $39,000, subject to certain adjustments. In December 2011, in light of opposition to the merger from the DOJ and FCC, we and Deutsche Telekom agreed to terminate the transaction. Pursuant to the purchase agreement, we paid a breakup fee of $3,000, entered into a broadband roaming agreement and, pursuant to regulatory approvals, will transfer certain wireless spectrum with a book value of $962. These agreement termination charges were included in “Selling, general and administrative” expenses in our Other segment. Termination of the purchase agreement also terminated our associated credit agreement with a group of banks, dated as of March 31, 2011, to partially fund the purchase.

During 2010, we recorded $78 in reductions of Dobson Communications Corporation and BellSouth Corporation (BellSouth) restructuring liabilities previously included in the purchase accounting for those deals, and we recorded an offsetting reduction of goodwill.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2011, 2010 and 2009, are shown in the table below:

Year Ended December 31,	2011	2010	2009
Numerators
Numerator for basic earnings per share:
Income from continuing operations	$4,184	$19,400	$12,427
Income attributable to noncontrolling interest	(240)	(315)	(309)
Income from continuing operations attributable to AT&T	3,944	19,085	12,118
Dilutive potential common shares:
Other share-based payment	11	11	10
Numerator for diluted earnings per share	$3,955	$19,096	$12,128
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	5,928	5,913	5,900
Dilutive potential common shares:
Stock options	4	3	3
Other share-based payment (in shares)	18	22	21
Denominator for diluted earnings per share	5,950	5,938	5,924
Basic earnings per share from continuing operations attributable to AT&T	$0.66	$3.23	$2.06
Basic earnings per share from discontinued operations attributable to AT&T	-	0.13	-
Basic earnings per share attributable to AT&T	$0.66	$3.36	$2.06
Diluted earnings per share from continuing operations attributable to AT&T	$0.66	$3.22	$2.05
Diluted earnings per share from discontinued operations attributable to AT&T	-	0.13	-
Diluted earnings per share attributable to AT&T	$0.66	$3.35	$2.05

At December 31, 2011, 2010 and 2009, we had issued and outstanding options to purchase approximately 66 million, 130 million, and 178 million shares of AT&T common stock. The exercise prices of 40 million, 100 million, and 163 million shares in 2011, 2010, and 2009 were above the average market price of AT&T stock for the respective periods. Accordingly, we did not include these amounts in determining the dilutive potential common shares. At December 31, 2011, the exercise prices of 24 million vested stock options were below market price.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. We analyze our various operating segments based on segment income before income taxes. We make our capital allocations decisions based on our strategic direction of the business, needs of the network (wireless or wireline) providing services and other assets needed to provide emerging services to our customers. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment’s percentage of our total segment income. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verse® TV, high-speed broadband and voice services and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements.

The Advertising Solutions segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising and Internet-based advertising and local search. In 2011, we moved $1,927 of goodwill from the Advertising Solutions segment to the Wireline segment based on a change in how we managed the U-verse related advertising business (see Note 6).

The Other segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest cost and expected return on plan assets for our pension and postretirement benefit plans.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Segment Results, including a reconciliation to AT&T consolidated results, for 2011, 2010, and 2009 are as follows:
At December 31, 2011 and for the year ended
			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Total segment operating revenues	$63,212	$59,765	$3,293	$453	$-	$126,723
Operations and support expenses	41,581	40,879	5,174	5,214	6,280	99,128
Depreciation and amortization expenses	6,324	11,615	386	52	-	18,377
Total segment operating expenses	47,905	52,494	5,560	5,266	6,280	117,505
Segment operating income (loss)	15,307	7,271	(2,267)	(4,813)	(6,280)	9,218
Interest expense	-	-	-	-	3,535	3,535
Equity in net income (loss) of affiliates	(29)	-	-	813	-	784
Other income (expense) – net	-	-	-	-	249	249
Segment income (loss) before income taxes	$15,278	$7,271	$(2,267)	$(4,000)	$(9,566)	$6,716
Segment assets	$127,401	$135,563	$3,011	$10,432	$(6,063)	$270,344
Investments in equity method affiliates	20	-	-	3,698	-	3,718
Expenditures for additions
to long-lived assets	9,759	10,455	29	29	-	20,272

At December 31, 2010 and for the year ended			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Total segment operating revenues	$58,500	$61,300	$3,935	$545	$-	$124,280
Operations and support expenses	36,746	41,096	2,583	2,382	2,521	85,328
Depreciation and amortization expenses	6,497	12,371	497	14	-	19,379
Total segment operating expenses	43,243	53,467	3,080	2,396	2,521	104,707
Segment operating income (loss)	15,257	7,833	855	(1,851)	(2,521)	19,573
Interest expense	-	-	-	-	2,994	2,994
Equity in net income of affiliates	9	11	-	742	-	762
Other income (expense) – net	-	-	-	-	897	897
Segment income (loss) before income taxes	$15,266	$7,844	$855	$(1,109)	$(4,618)	$18,238
Segment assets	$122,016	$134,900	$8,369	$9,113	$(5,007)	$269,391
Investments in equity method affiliates	14	-	-	4,501	-	4,515
Expenditures for additions
to long-lived assets	9,171	11,071	29	31	-	20,302

For the year ended December 31, 2009			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Total segment operating revenues	$53,504	$63,621	$4,724	$664	$-	$122,513
Operations and support expenses	33,631	42,439	2,743	2,970	215	81,998
Depreciation and amortization expenses	6,043	12,743	650	79	-	19,515
Total segment operating expenses	39,674	55,182	3,393	3,049	215	101,513
Segment operating income (loss)	13,830	8,439	1,331	(2,385)	(215)	21,000
Interest expense	-	-	-	-	3,368	3,368
Equity in net income of affiliates	9	17	-	708	-	734
Other income (expense) – net	-	-	-	-	152	152
Segment income (loss) before income taxes	$13,839	$8,456	$1,331	$(1,677)	$(3,431)	$18,518

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:
	Lives (years)	2011	2010
Land	-	$1,689	$1,694
Buildings and improvements	10-45	28,054	25,979
Central office equipment1	3-10	83,824	79,607
Cable, wiring and conduit	10-50	78,431	75,732
Other equipment	5-20	53,104	46,622
Software	3-5	10,041	9,219
Under construction	-	5,136	4,980
		260,279	243,833
Accumulated depreciation and amortization		153,192	140,637
Property, plant and equipment - net		$107,087	$103,196
1 Includes certain network software.

Our depreciation expense was $16,368 in 2011, $16,402 in 2010 and $15,849 in 2009. Depreciation expense included amortization of software totaling $2,243 in 2011, $2,515 in 2010 and $1,731 in 2009.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $3,610 for 2011, $3,060 for 2010, and $2,889 for 2009. At December 31, 2011, the future minimum rental payments under noncancelable operating leases for the years 2012 through 2016 were $2,462, $2,459, $2,321, $2,183, and $2,032, with $11,785 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment (which is the same as the reporting unit for Wireless, Wireline and Advertising Solutions), for the years ended December 31, 2011 and 2010, were as follows:

	Wireless	Wireline	Advertising Solutions	Other	Total

Balance as of January 1, 2010	$35,037	$31,608	$5,731	$406	$72,782
Goodwill acquired	937	-	-	43	980
Other	(219)	62	-	(4)	(161)
Balance as of December 31, 2010	35,755	31,670	5,731	445	73,601
Goodwill acquired	5	-	-	-	5
Impairments	-	-	(2,745)	-	(2,745)
Other	(5)	1,968	(1,927)	(55)	(19)
Balance as of December 31, 2011	$35,755	$33,638	$1,059	$390	$70,842

Goodwill acquisitions in 2010 related primarily to the acquisition of certain wireless properties from Verizon Wireless (see Note 2). In 2011, we recorded a $2,745 impairment in the Advertising Solutions segment, triggered by declining revenues in our directory business and the directory industry as a whole. Changes to goodwill during 2011 also included a $1,927 reclassification of goodwill from the Advertising Solutions segment to the Wireline segment to align certain advertising operations with our U-verse business, which operates the media platform for those advertising operations. Changes to goodwill during 2010 included adjustments totaling $(219) related to wireless business combinations and $62 due primarily to adjustments relating to a wireline business combination (see Note 2).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our other intangible assets are summarized as follows:

	December 31, 2011		December 31, 2010
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility LLC	$6,845	$5,906	$6,987	$5,240
BellSouth	9,205	7,686	9,215	6,807
AT&T Corp.	2,483	2,205	3,134	2,647
Other	350	329	350	284
Subtotal	18,883	16,126	19,686	14,978
Other	485	258	525	239
Total	$19,368	$16,384	$20,211	$15,217

Indefinite-lived intangible assets not subject to amortization:
Licenses	$51,374	$50,372
Trade names	4,985	5,154
Total	$56,359	$55,526

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for definite-life intangible assets was $2,009 for the year ended December 31, 2011, $2,977 for the year ended December 31, 2010, and $3,666 for the year ended December 31, 2009. Amortization expense is estimated to be $1,335 in 2012, $744 in 2013, $347 in 2014, $217 in 2015, and $123 in 2016. In 2011, we wrote off approximately $1,130 in fully amortized intangible assets (primarily customer lists). We review other amortizing intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

We review indefinite-lived intangible assets for impairment annually (see Note 1). Licenses include wireless FCC licenses of $51,358 at December 31, 2011 and $50,356 at December 31, 2010, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. In 2011, we completed our acquisition of spectrum from Qualcomm of $1,925, and recorded the intended transfer upon regulatory approval of $962 of spectrum licenses to Deutsche Telekom in conjunction with the termination of the T-Mobile merger agreement (see Note 2).

We recorded a $165 impairment in 2011 and an $85 impairment in 2010 for a trade name.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates include primarily international investments. As of December 31, 2011, our investments in equity affiliates included a 9.39% interest in América Móvil, primarily a wireless provider in Mexico with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium has the right to appoint a majority of the directors of América Móvil.

Telmex Transaction  During 2011, the Board of Directors of América Móvil approved and completed a tender offer for the remaining outstanding shares of Telmex that were not already owned by América Móvil. In conjunction with the tender of our shares, we have recorded our portion of América Móvil’s resulting equity adjustments.

Telmex Internacional  On June 11, 2010, as part of a tender offer from América Móvil, we exchanged all our shares in Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) for América Móvil L shares at the offered exchange rate of 0.373, which resulted in a pretax gain of $658. The exchange was accounted for at fair value. In addition, we paid $202 to purchase additional shares of América Móvil L shares to maintain our ownership percentage at a pretransaction level.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2011	2010
Beginning of year	$4,515	$2,921
Additional investments	35	220
Equity in net income of affiliates	784	762
Dividends received	(161)	(159)
Dispositions	(660)	(204)
Currency translation adjustments	(515)	203
América Móvil equity adjustments	(171)	-
Telmex Internacional exchange	-	658
Other adjustments	(109)	114
End of year	$3,718	$4,515

Undistributed earnings from equity affiliates were $5,760 and $5,137 at December 31, 2011 and 2010. The currency translation adjustment for 2011 and 2010 reflects the effect of exchange rate fluctuations on our investments in Telmex and América Móvil.

The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2011, was $8,185.

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

			2011	2010
Notes and debentures
	Interest Rates	Maturities1
	0.35% – 2.99%	2011 – 2016	$5,500	$2,250
	3.00% – 4.99%	2011 – 2021	8,659	5,880
	5.00% – 6.99%	2011 – 2095	41,390	43,506
	7.00% – 9.10%	2011 – 2097	8,471	11,986
	Other		3	14
Fair value of interest rate swaps recorded in debt			445	435
			64,468	64,071
Unamortized premium, net of discount			46	185
Total notes and debentures			64,514	64,256
Capitalized leases			239	259
Total long-term debt, including current maturities			64,753	64,515
Current maturities of long-term debt2			(3,453)	(5,544)
Total long-term debt			$61,300	$58,971
1	Maturities assume putable debt is redeemed by the holders at the next opportunity.
2	Current maturities of long-term debt does not include $1,200 of long-term debt, which was called on January 13, 2012, and redeemed on February 15, 2012.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2012. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Debt maturing within one year consisted of the following at December 31:

	2011	2010
Current maturities of long-term debt1	$3,453	$5,544
Commercial paper	-	1,625
Bank borrowings2	-	27
Total	$3,453	$7,196
1	Current maturities of long-term debt does not include $1,200 of long-term debt, which was called on January 13, 2012, and redeemed on February 15, 2012.
2	Outstanding balance of short-term credit facility of a foreign subsidiary.

During 2011, we issued debt with net proceeds of $7,936 from the following:
•	April 2011 issuance of $1,750 of 2.95% global notes due 2016 and $1,250 of 4.45% global notes due 2021.
•	August 2011 issuance of $1,500 of 2.40% global notes due 2016, $1,500 of 3.875% global notes due 2021, and $2,000 of 5.55% global notes due 2041.

Debt proceeds were used for general corporate purposes.

During 2011, debt repayments totaled $9,226 and consisted of:
•	$4,543 in repayments of long-term debt with a weighted-average interest rate of 6.58%.
•	$1,625 in repayments of commercial paper, net of issuances.
•	$1,000 for the early redemption of the SBC Communications Inc. 5.875% global notes originally due on February 1, 2012.
•	$2,000 for the early redemption of the New Cingular Wireless Services, Inc. 8.125% notes originally due on May 1, 2012.
•	$31 in repayments of capitalized leases.
•	$27 in repayments of short-term bank borrowings.

On February 13, 2012, we issued $1,000 of 0.875% global notes due 2015, $1,000 of 1.60% global notes due 2017, and $1,000 of 3.00% global notes due 2022.

As of December 31, 2011 and 2010, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2011, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2012	2013	2014	2015	2016	Thereafter
Debt repayments1,2	$3,453	$5,824	$4,788	$4,514	$4,923	$41,111
Weighted-average interest rate	5.0%	5.6%	5.1%	4.3%	3.7%	6.2%
1	Debt repayments assume putable debt is redeemed by the holders at the next opportunity.
2
Long-term debt obligations and interest payments on long-term debt were not adjusted to reflect the January 13, 2012, notice to call $1,200 of debt, which was completed on February 15, 2012, with an  original maturity of February 15, 2056.

Credit Facilities
T-Mobile Acquisition Financing  In December 2011, we and Deutsche Telekom agreed to terminate our agreement to purchase T-Mobile. The termination of the purchase agreement also terminated our $20,000 associated credit agreement with a group of banks, dated as of March 31, 2011, to partially fund the purchase.

Other Credit Facilities  In December 2011, we amended and extended for an additional one-year term our existing $5,000, four-year revolving credit agreement (Four-Year Agreement) with a syndicate of banks. We also entered into a new $5,000, 364-day revolving credit agreement, with a syndicate of banks, to replace our expiring 364-day revolving credit agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes, which could include repayment of maturing commercial paper. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2011, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In January 2012, we provided notice to permanently reduce the outstanding commitments of the lenders under our 364-day revolving credit agreement from $5,000 to $3,000.

The Four-Year Agreement
The amendments to the Four-Year Agreement include, but are not limited to, (i) changing the interest rate charged for advances from a rate based on AT&T’s credit default swap spread to a fixed spread; (ii) decreasing the amount payable as facilities fees, and (iii) at AT&T’s option, adding subsidiaries as additional borrowers, with or without a guarantee provided by AT&T Inc., subject to conditions provided in the agreement. The terms of such guarantee are set forth in the agreement.

The obligations of the lenders under the Four-Year Agreement to provide advances will terminate on December 19, 2015, unless prior to that date either:  (i) AT&T and, if applicable, a Co-Borrower, reduces to $0 the commitments of the lenders under the Agreement or (ii) certain events of default occur. The Agreement also provides that AT&T and lenders representing more than 50% of the facility amount may agree to extend their commitments under the Agreement for an additional one year beyond the December 19, 2015, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred.

Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to the highest of: (1)(a) the base (or prime) rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the London interbank offered rate (LIBOR) applicable to U.S. Dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Agreement (Applicable Margin); or

•	at a rate equal to: (i) the LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The Applicable Margin will equal 0.560% if our unsecured long-term debt is rated at least A+ by Standard & Poor’s or Fitch, Inc. or A1 by Moody’s Investors Service. The Applicable Margin will be 0.670% per annum if our unsecured long-term debt ratings are A or A2 and will be 0.900% per annum in the event our unsecured long-term debt ratings are A- and A3 (or below).

The Agreement continues to require us to maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the Agreement) ratio of not more than 3-to-1, as of the last day of each fiscal quarter, for the four quarters then ended.

Defaults under the Agreement, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:
•	We fail to pay principal or interest, or other amounts under the Agreement beyond any grace period.
•
We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as cross-acceleration) or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final.

•
A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T’s directors change in any 24-month period other than as elected by the remaining directors (commonly referred to as a change in control).

•	Material breaches of representations or warranties in the agreement.
•	We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants under the Agreement.
•	We fail to comply with other covenants under the Agreement for a specified period after notice.
•	We fail to make certain minimum funding payments under Employee Retirement Income Security Act of 1974, as amended (ERISA).
•	Our bankruptcy or insolvency.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

364-day Agreement
The obligations of the lenders to provide advances will terminate on December 17, 2012, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional 364-day period beyond the December 17, 2012, termination date, under certain circumstances. We also can convert all or part of outstanding advances under the 364-day Agreement into term loan(s) maturing no later than the first anniversary of the termination date, under certain circumstances.

Advances would bear interest, at our option, either:
•
at a variable annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the LIBOR for a period of one month plus 1.00%, plus (2) an applicable margin as set forth in such agreement (Applicable Margin); or

•	at a rate equal to: (i) LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The Applicable Margin will equal 0.595% if our unsecured long-term debt is rated at least A+ by Standard & Poor’s or Fitch, Inc. or A1 by Moody’s Investors Service. The Applicable Margin will be 0.710% per annum if our unsecured long-term debt ratings are A or A2 and will be 0.950% per annum in the event our unsecured long-term debt ratings are A- and A3 (or below).

The 364-day Agreement contains a negative pledge covenant that is identical to the negative pledge in the Four-Year Agreement. In the event we elect to convert any outstanding advances to term loan(s), the debt-to-EBITDA financial ratio covenant described above also would apply while such term loan(s) were outstanding. The events of default described applicable to the Four-Year Agreement also apply to the 364-day Agreement.

NOTE 9. FAIR VALUE MEASUREMENTS AND DISCLOSURE

The Fair Value Measurement and Disclosure framework provides a three-tiered fair value hierarchy that gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that we have the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted market prices that are observable for the asset or liability.
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
•	Fair value is often based on developed models in which there are few, if any, external observations.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2010.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$64,514	$73,738	$64,256	$69,313
Commercial paper	-	-	1,625	1,625
Bank borrowings	-	-	27	27
Investment securities	2,092	2,092	2,185	2,185

The fair values of our notes and debentures were estimated based on quoted market prices, where available. The carrying value of debt with an original maturity of less than one year approximates market value.

Investment Securities
Our investment securities consist of primarily available-for-sale instruments, which include equities, fixed income bonds and other securities. Substantially all the fair values of our available-for-sale securities were estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on securities are included in “Other income (expense) – net” in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other than temporary are recorded in “Other income (expense) – net” with the corresponding reduction to the carrying basis of the investment. Fixed income investments have maturities of $149 less than one year, $228 within one to three years, $103 within three to five years, and $82 for five or more years.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts
Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2011, and December 31, 2010:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$947	$-	$-	$947
International equities	495	-	-	495
Fixed income bonds	-	562	-	562
Asset Derivatives1
Interest rate swaps	-	521	-	521
Cross-currency swaps	-	144	-	144
Foreign exchange contracts	-	2	-	2
Liability Derivatives1
Cross-currency swaps	-	(820)	-	(820)
Interest rate locks	-	(173)	-	(173)
Foreign exchange contracts	-	(9)	-	(9)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$976	$-	$-	$976
International equities	513	-	-	513
Fixed income bonds	-	639	-	639
Asset Derivatives1
Interest rate swaps	-	537	-	537
Cross-currency swaps	-	327	-	327
Interest rate locks	-	11	-	11
Foreign exchange contracts	-	6	-	6
Liability Derivatives1
Cross-currency swaps	-	(675)	-	(675)
Interest rate locks	-	(187)	-	(187)
Foreign exchange contracts	-	(2)	-	(2)
1		Derivatives designated as hedging instruments are reflected as other assets, other liabilities and, for a portion of interest rate swaps, accounts receivable.

Derivative Financial Instruments
We employ derivatives to manage certain market risks, primarily interest rate risk and foreign currency exchange risk. This includes the use of interest rate swaps, interest rate locks, foreign exchange forward contracts and combined interest rate foreign exchange contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We record derivatives on our consolidated balance sheets at fair value that is derived from observable market data, including yield curves and foreign exchange rates (all of our derivatives are Level 2). Cash flows associated with derivative instruments are presented in the same category on the consolidated statements of cash flows as the item being hedged.

The majority of our derivatives are designated either as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense on the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed-rate notes payable they hedge due to changes in the designated benchmark interest rate and are recognized in interest expense. Gains or losses realized upon early termination of our fair value hedges are recognized in interest expense. In the years ended December 31, 2011, and December 31, 2010, no ineffectiveness was measured.

Cash Flow Hedging Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized as other income or expense in each period.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro and British pound sterling denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S. denominated interest rate. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2011, and December 31, 2010, no ineffectiveness was measured.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the years ended December 31, 2011, and December 31, 2010, no ineffectiveness was measured. Over the next 12 months, we expect to reclassify $28 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks. Our unutilized interest rate locks carry mandatory early terminations, the latest occurring in April 2012. In April 2011, we utilized $2,600 notional value of interest rate locks related to our April 2011 debt issuance. In February 2012, we utilized $800 notional value of interest rate locks related to our February 2012 debt issuance (see Note 8).  Over the next 12 months, we expect to reclassify an additional $15 from accumulated OCI to interest expense due to the amortization of net losses on the interest rate locks associated with this debt issuance.

We hedge a large portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain nondesignated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income in the same period the hedged transaction affects earnings, except where an amount is deemed to be ineffective, which would be immediately reclassified to income. In the years ended December 31, 2011, and December 31, 2010, no ineffectiveness was measured.

Collateral and Credit-Risk Contingency  We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2011, we had posted collateral of $98 (a deposit asset) and had no held collateral (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Moody’s Investors Service and Fitch, Inc. before the final collateral exchange in December, we would have been required to post additional collateral of $161. At December 31, 2010, we had posted collateral of $82 and held collateral of $26. We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Following is the notional amount of our outstanding derivative positions at December 31:

	2011	2010
Interest rate swaps	$8,800	$11,050
Cross-currency swaps	7,502	7,502
Interest rate locks	800	3,400
Foreign exchange contracts	207	221
Total	$17,309	$22,173

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the related hedged items affecting our financial position and performance:

Effect of Derivatives on the Consolidated Statements of Income
Fair Value Hedging Relationships
For the years ended December 31,	2011	2010	2009
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$10	$125	$(216)
Gain (Loss) on long-term debt	(10)	(125)	216

In addition, the net swap settlements that accrued and settled in the year ended December 31 were also reported as reductions of interest expense.

Cash Flow Hedging Relationships
For the year ended December 31,	2011	2010	2009
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$(219)	$(201)	$738

Interest rate locks:
Gain (Loss) recognized in accumulated OCI	(167)	(320)	203
Interest income (expense) reclassified from accumulated OCI into income	(23)	(19)	(23)

Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	(10)	5	(2)

The balance of the unrealized derivative gain (loss) in accumulated OCI was $(421) at December 31, 2011, $(180) at December 31, 2010, and $142 at December 31, 2009.

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2011	2010
Depreciation and amortization	$39,367	$34,172
Intangibles (nonamortizable)	1,897	1,958
Employee benefits	(14,950)	(13,612)
Net operating loss and other carryforwards	(1,502)	(1,552)
Other – net	(1,451)	(1,015)
Subtotal	23,361	19,951
Deferred tax assets valuation allowance	917	949
Net deferred tax liabilities	$24,278	$20,900

Net long-term deferred tax liabilities	$25,748	$22,070
Less: Net current deferred tax assets	(1,470)	(1,170)
Net deferred tax liabilities	$24,278	$20,900

In March 2010, comprehensive healthcare reform legislation, which included a change in the tax treatment related to Medicare Part D subsidies, was enacted. We recorded a $995 charge to income tax expense in our consolidated statement of income during the first quarter of 2010 and increased our deferred income taxes liability balance to reflect the impact of this change.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In September 2010, we reached a settlement with the Internal Revenue Service (IRS) on tax basis calculations related to a 2008 restructuring of our wireless operations. The IRS settlement resolved the uncertainty regarding the amount and timing of amortization deductions related to certain of our wireless assets. We recorded an $8,300 reduction to income tax expense in our consolidated statement of income during the third quarter of 2010 and corresponding decreases of $6,760 to our net noncurrent deferred income tax liabilities and $1,540 to other net tax liabilities to reflect the tax benefits of the settlement. The IRS settlement resulted in a reduction to our unrecognized tax benefits (UTBs) for tax positions related to prior years of $1,057, which also reduced the total amount of UTBs that, if recognized, would impact the effective tax rate.

At December 31, 2011, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $114 and for state and foreign income tax purposes of $917, expiring through 2030. Additionally, we had federal credit carryforwards of $73 and state credit carryforwards of $398, expiring primarily through 2028.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2011 and 2010, relate primarily to state net operating loss carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws and our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an UTB. We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2011 and 2010 is as follows:

Federal, State and Foreign Tax	2011	2010
Balance at beginning of year	$4,360	$5,969
Increases for tax positions related to the current year	217	324
Increases for tax positions related to prior years	848	562
Decreases for tax positions related to prior years	(1,066)	(1,989)
Lapse of statute of limitations	-	(44)
Settlements	182	(462)
Balance at end of year	4,541	4,360
Accrued interest and penalties	1,312	1,329
Gross unrecognized income tax benefits	5,853	5,689
Less: Deferred federal and state income tax benefits	(797)	(817)
Less: Tax attributable to timing items included above	(2,331)	(2,073)
Total UTB that, if recognized, would impact the
effective income tax rate as of the end of the year	$2,725	$2,799

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $2,508 at December 31, 2011, and $2,548 at December 31, 2010.

We record interest and penalties related to federal, state and foreign UTBs in income tax expense. Accrued interest and penalties included in UTBs were $1,312 as of December 31, 2011, and $1,329 as of December 31, 2010. Interest and penalties included in our consolidated statements of income were $(65) for 2011, $(194) for 2010, and $(216) for 2009.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. As a large taxpayer, our income tax returns are regularly audited by the IRS and other taxing authorities. The IRS has completed field examinations of our tax returns through 2005 and expects to complete the field examination of our 2006 through 2008 returns during 2012. All audit periods prior to 2000 are closed for federal purposes. We are engaged with the IRS Appeals Division in resolving issues related to our 2000 through 2005 returns; we are unable to estimate the impact the resolution of these issues may have on our UTBs. In October, the U.S. Supreme Court denied our request to review a lower court decision denying our refund suit regarding the tax treatment of Universal Service Fund receipts. The Supreme Court action had no impact on our financial statements.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The components of income tax (benefit) expense are as follows:

	2011	2010	2009
Federal:
Current	$(420)	$307	$2,849
Deferred – net	2,555	(2,105)	2,149
	2,135	(1,798)	4,998
State, local and foreign:
Current	23	141	1,193
Deferred – net	374	495	(100)
	397	636	1,093
Total	$2,532	$(1,162)	$6,091

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2011	2010		2009
Taxes computed at federal statutory rate	$2,351	$6,383		$6,481
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	210	441		554
Goodwill Impairment	961	-		-
Healthcare Reform Legislation	-	917		-
IRS Settlement – 2008 Wireless Restructuring	-	(8,300)		-
Other – net	(990)	(603)		(944)
Total	$2,532	$(1,162)		$6,091
Effective Tax Rate	37.7%	(6.4	) %	32.9%

NOTE 11. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. Our newly hired management employees participate in a cash balance pension program, while longer-service management employees participate in a pension program that has a traditional pension formula (i.e., a stated percentage of employees’ adjusted career income) and a frozen cash balance, or a program that has a defined lump sum formula. Nonmanagement employees’ pension benefits are generally calculated using one of two formulas: benefits are based on a flat dollar amount per year according to job classification or are calculated under a cash balance plan that is based on an initial cash balance amount and a negotiated annual pension band and interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

Beginning in 2013, as a result of federal healthcare reform, we will begin contracting with a Medicare Part D plan on a group basis to provide prescription drug benefits to certain Medicare eligible retirees. This plan change resulted in the adoption of plan amendments during the fourth quarter of 2011, and will allow the Company to be eligible for greater Medicare Part D plan subsidies over time.

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

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010
Benefit obligation at beginning of year	$53,917	$50,850	$36,638	$36,225
Service cost - benefits earned during the period	1,186	1,075	362	348
Interest cost on projected benefit obligation	2,958	3,150	2,051	2,257
Amendments	-	2	(1,830)	(742)
Actuarial loss	2,972	4,224	478	1,046
Special termination benefits	27	101	4	7
Benefits paid	(4,950)	(5,485)	(2,750)	(2,536)
Other	-	-	-	33
Benefit obligation at end of year	$56,110	$53,917	$34,953	$36,638

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010
Fair value of plan assets at beginning of year	$47,621	$46,873	$12,747	$11,513
Actual return on plan assets	2,238	6,230	(224)	1,472
Benefits paid1	(4,950)	(5,485)	(2,633)	(244)
Contributions	1,000	-	-	-
Other	(2)	3	-	6
Fair value of plan assets at end of year	45,907	47,621	9,890	12,747
Unfunded status at end of year2	$(10,203)	$(6,296)	$(25,063)	$(23,891)
1	At our discretion, certain postretirement benefits may be paid from AT&T cash accounts, which does not reduce Voluntary Employee
Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
2	Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts.
Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010
Current portion of employee benefit obligation1	$-	$-	$(2,288)	$(2,394)
Employee benefit obligation2	(10,203)	(6,296)	(22,775)	(21,497)
Net amount recognized	$(10,203)	$(6,296)	$(25,063)	$(23,891)
1	Included in "Accounts payable and accrued liabilities."
2	Included in "Postemployment benefit obligation."

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Prior service credits included in our accumulated OCI that have not yet been recognized in net periodic benefit cost were $149 for pension and $5,896 for postretirement benefits at December 31, 2011, and $164 for pension and $4,760 for postretirement benefits at December 31, 2010.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $53,640 at December 31, 2011, and $51,915 at December 31, 2010.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our consolidated statements of income was $7,288, $3,750 and $2,253 for the years ended December 31, 2011, 2010 and 2009. A portion of pension and postretirement benefit costs is capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded.

The following tables present the components of net periodic benefit obligation cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost
	Pension Benefits			Postretirement Benefits
	2011	2010	2009	2011	2010	2009
Service cost – benefits earned during the period	$1,186	$1,075	$1,070	$362	$348	$334
Interest cost on projected benefit obligation	2,958	3,150	3,355	2,051	2,257	2,434
Expected return on assets	(3,690)	(3,775)	(3,766)	(1,040)	(943)	(784)
Amortization of prior service cost (credit)	(15)	(16)	58	(694)	(624)	(469)
Actuarial (gain) loss	4,498	1,768	(103)	1,672	510	124
Net pension and postretirement cost1	$4,937	$2,202	$614	$2,351	$1,548	$1,639
1
During 2011, 2010 and 2009, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced postretirement benefit cost by $280, $237 and $255. This effect is included in several line items above.

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
	Pension Benefits			Postretirement Benefits
	2011	2010	2009	2011	2010	2009
Prior service (cost) credit	$-	$-	$394	$1,134	$459	$1,863
Amortization of prior service cost (credit)	(10)	(10)	67	(430)	(388)	(223)
Total recognized in other comprehensive (income) loss (net of tax)	$(10)	$(10)	$461	$704	$71	$1,640

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $15 for pension and $846 for postretirement benefits.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2011	2010	2009
Discount rate for determining projected benefit obligation at December 31	5.30%	5.80%	6.50%
Discount rate in effect for determining net cost	5.80%	6.50%	7.00%
Long-term rate of return on plan assets	8.25%	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation and net pension cost (benefit)	4.00%	4.00%	4.00%

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

Our expected return on plan assets is calculated using the actual fair value of plan assets. We recognize actual gains and losses on pension and postretirement plan assets immediately in our operating results. These gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter, unless earlier remeasurements are required.

Discount Rate  Our assumed discount rate of 5.30% at December 31, 2011, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2011, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $3,384 and an increase in our postretirement benefit obligation of $2,114. For the year ended December 31, 2010, we decreased our discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $3,995 and an increase in our postretirement benefit obligation of $2,817.

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets of 8.25% for 2012 and 2011 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 1.00% decrease in the actual long-term rate of return would cause 2012 combined pension and postretirement cost to increase $525. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured. In 2012, we have decided to maintain 8.25% for our expected long-term rate of return, based on future market performance and lower economic growth in the near term.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase of 4.00% reflects the long-term average rate of salary increases.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. In addition to the healthcare cost trend, we assume an annual 3.00% growth in administrative expenses and an annual 3.00% growth in dental claims. Due to benefit design changes (e.g., increased copays and deductibles for prescription drugs and certain medical services), we have generally experienced better-than-expected claims cost in recent years, resulting in an actuarial gain of $1,432 in 2011 and $1,263 in 2010. Our assumed annual healthcare cost trend rate for 2012 and 2011 is 5.00%.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:
	One Percentage-	One Percentage-
	Point Increase	Point Decrease
Increase (decrease) in total of service and interest cost components	$303	$(243)
Increase (decrease) in accumulated postretirement benefit obligation	3,383	(2,788)

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. Our required contributions to our pension plan for 2012 are not considered significant. We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios, to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy and risk level for the pension plan and VEBA assets are based on a study completed and approved during 2011.

The plans’ weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:
	Pension Assets					Postretirement (VEBA) Assets
	Target			2011	2010	Target			2011	2010
Equity Securities:
Domestic	25%	-	35%	24%	29%	34%	-	44%	39%	42%
International	10%	-	20%	15	15	26%	-	36%	31	34
Fixed income securities	30%	-	40%	34	34	16%	-	26%	21	14
Real assets	6%	-	16%	11	9	0%	-	6%	1	1
Private equity	4%	-	14%	13	12	0%	-	10%	5	4
Other	0%	-	5%	3	1	0%	-	8%	3	5
Total				100%	100%				100%	100%

At December 31, 2011, AT&T securities represented less than 0.5% of assets held by our pension plans and less than 1.5% of assets held by our VEBA trusts.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table sets forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2011:

Pension Assets and Liabilities at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$64	$1	$-	$65
Interest bearing cash	1	-	-	1
Foreign currency contracts	-	6	-	6
Equity securities:
Domestic equities:
Large cap	4,745	-	-	4,745
Small and mid cap	3,554	5	-	3,559
International equities:
Developed markets	4,890	56	3	4,949
Emerging markets	983	6	1	990
Fixed income securities:
Asset-backed securities	-	413	8	421
Mortgage-backed securities	-	3,038	-	3,038
Collateralized mortgage-backed securities	-	316	-	316
Collateralized mortgage obligations/REMICS	-	490	-	490
Other Corporate and other bonds and notes:
Core	-	2,758	72	2,830
Long duration	-	2,421	-	2,421
U.S. Government and governmental agencies	71	4,414	-	4,485
Municipal bonds	-	281	-	281
Convertible and preferred securities	105	207	1	313
Fixed income funds	-	-	347	347
Private equity funds	-	1	5,931	5,932
Real assets:
Real assets	-	4	2,551	2,555
Real estate funds	-	6	2,662	2,668
Commingled funds:
Interest bearing investments	-	3,087	-	3,087
Hedge funds	-	945	9	954
Equities	-	1,117	-	1,117
Fixed income	-	943	384	1,327
Securities lending collateral	1,295	2,879	3	4,177
Assets at fair value	15,708	23,394	11,972	51,074

Overdrafts	59	-	-	59
Unrealized depreciation on foreign currency contracts	-	6	-	6
Investments sold short	537	-	-	537
Payable for variation margin	4	-	-	4
Liabilities at fair value	600	6	-	606
Total plan net assets at fair value	$15,108	$23,388	$11,972	$50,468
Other assets (liabilities)1				(4,561)
Total Plan Net Assets				$45,907
1	Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$30	$340	$-	$370
Equity securities:
Domestic equities:
Large cap	1,785	-	-	1,785
Small and mid cap	1,179	1	-	1,180
International equities:
Developed markets	1,938	1	-	1,939
Emerging markets	641	-	-	641
Fixed income securities:
Asset-backed securities	-	51	-	51
Collateralized mortgage-backed securities	-	60	-	60
Collateralized mortgage obligations	-	28	-	28
Other Corporate and other bonds and notes:
Core	-	281	19	300
Long duration	-	53	-	53
Municipal bonds	-	12	-	12
U.S. Government and governmental agencies	48	607	-	655
Commingled funds:
Interest bearing investments	-	153	-	153
Hedge funds	-	81	5	86
Equities	136	1,045	-	1,181
Fixed income	39	966	-	1,005
Private equity assets	-	3	437	440
Real assets	-	-	124	124
Securities lending collateral	780	108	-	888
Receivable for foreign exchange contracts	3	-	-	3
Assets at fair value	6,579	3,790	585	10,954

Foreign exchange contracts payable	3	-	-	3
Liabilities at fair value	3	-	-	3
Total plan net assets at fair value	$6,576	$3,790	$585	$10,951
Other assets (liabilities)1				(1,061)
Total Plan Net Assets				$9,890
1	Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2011:

Pension Assets	Equities	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$-	$391	$50	$5,617	$4,570	$10,628
Realized gains (losses)	(1)	17	-	164	2	182
Unrealized gains (losses)	1	(6)	-	448	666	1,109
Transfers in	3	393	-	-	-	396
Purchases	1	95	-	844	859	1,799
Sales	-	(75)	(41)	(1,142)	(884)	(2,142)
Balance at end of year	$4	$815	$9	$5,931	$5,213	$11,972

Postretirement Assets	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$19	$26	$496	$157	$698
Realized gains (losses)	-	-	70	(28)	42
Unrealized gains (losses)	-	-	(23)	31	8
Purchases	8	-	175	53	236
Sales	(8)	(21)	(281)	(89)	(399)
Balance at end of year	$19	$5	$437	$124	$585

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2010:

Pension Assets and Liabilities at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$100	$-	$-	$100
Interest bearing cash	-	22	-	22
Foreign currency contracts	-	57	-	57
Equity securities:
Domestic equities:
Large cap	6,698	-	-	6,698
Small and mid cap	4,786	7	-	4,793
International equities:
Developed markets	5,398	2	-	5,400
Emerging markets	708	32	-	740
Fixed income securities:
Asset-backed securities	-	709	3	712
Mortgage-backed securities	-	2,727	-	2,727
Collateralized mortgage-backed securities	-	414	-	414
Collateralized mortgage obligations/REMICS	-	657	-	657
Other Corporate and other bonds and notes:
Core	-	2,877	11	2,888
Long duration	-	2,168	-	2,168
U.S. Government and governmental agencies	270	3,841	-	4,111
Municipal bonds	-	230	-	230
Convertible and preferred securities	63	228	-	291
Fixed income funds	-	-	377	377
Registered investment companies	1	-	-	1
Private equity funds	-	1	5,617	5,618
Real assets:
Real assets	-	-	2,314	2,314
Real estate funds	-	-	2,256	2,256
Commingled funds:
Interest bearing investments	2	2,351	-	2,353
Hedge funds	-	831	50	881
Equities	-	1,769	-	1,769
Fixed income	-	1,253	-	1,253
Securities lending collateral	2,740	2,904	-	5,644
Variation margin receivable	3	-	-	3
Assets at fair value	20,769	23,080	10,628	54,477

Overdrafts	3	-	-	3
Unrealized depreciation on foreign currency contracts	57	-	-	57
Investments sold short	573	-	-	573
Written options payable	1	-	-	1
Liabilities at fair value	634	-	-	634
Total plan net assets at fair value	$20,135	$23,080	$10,628	$53,843
Other assets (liabilities)1				(6,222)
Total Plan Net Assets				$47,621
1	Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$19	$524	$-	$543
Equity securities:
Domestic equities:
Large cap	2,298	-	-	2,298
Small and mid cap	1,452	-	-	1,452
International equities:
Developed markets	2,779	-	-	2,779
Emerging markets	843	-	-	843
Fixed income securities:
Asset-backed securities	-	51	-	51
Collateralized mortgage-backed securities	-	37	-	37
Collateralized mortgage obligations	-	43	-	43
Other Corporate and other bonds and notes:
Core	-	239	19	258
Long duration	-	83	-	83
Municipal bonds	-	6	-	6
U.S. Government and governmental agencies	11	620	-	631
Registered investment companies	14	-	-	14
Commingled funds:
Interest bearing investments	-	295	-	295
Hedge funds	-	77	26	103
Equities	153	1,168	-	1,321
Fixed income	35	1,572	-	1,607
Private equity assets	6	3	496	505
Real assets	-	-	157	157
Securities lending collateral	636	71	-	707
Receivable for foreign exchange contracts	2	-	-	2
Assets at fair value	8,248	4,789	698	13,735

Foreign exchange contracts payable	2	-	-	2
Liabilities at fair value	2	-	-	2
Total plan net assets at fair value	$8,246	$4,789	$698	$13,733
Other assets (liabilities)1				(986)
Total Plan Net Assets				$12,747
1	Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2010:

Pension Assets	Equities	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$1	$337	$102	$4,714	$3,457	$8,611
Realized gains (losses)	(2)	40	-	434	135	607
Unrealized gains (losses)	(1)	15	(52)	942	636	1,540
Purchases, sales, issuances and settlements (net)	2	(1)	-	(473)	342	(130)
Balance at end of year	$-	$391	$50	$5,617	$4,570	$10,628

Postretirement Assets	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$19	$72	$479	$172	$742
Realized gains (losses)	-	-	49	14	63
Unrealized gains (losses)	-	-	28	(14)	14
Purchases, sales, issuances and settlements (net)	-	(46)	(60)	(15)	(121)
Balance at end of year	$19	$26	$496	$157	$698

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2011. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2012	$6,629	$2,500	$(119)
2013	4,213	2,341	(19)
2014	4,174	2,292	(23)
2015	4,170	2,235	(26)
2016	4,160	2,210	(30)
Years 2017 - 2021	20,711	10,770	(201)

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

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amount recorded as “Other noncurrent liabilities” on our consolidated balance sheets at December 31, 2011, was $2,294 and $2,270 at December 31, 2010.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2011	2010
Projected benefit obligation	$(2,294)	$(2,270)
Accumulated benefit obligation	(2,223)	(2,154)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:
Net Periodic Benefit Cost	2011	2010	2009
Service cost – benefits earned during the period	$14	$12	$11
Interest cost on projected benefit obligation	126	134	140
Amortization of prior service cost	2	2	5
Actuarial (gain) loss	81	186	82
Net supplemental retirement pension cost	$223	$334	$238

Other Changes Recognized in Other Comprehensive Income	2011	2010	2009
Prior service (cost) credit	$6	$(5)	$(5)
Amortization of prior service cost (credit)	1	(2)	(3)
Total recognized in other comprehensive (income) loss (net of tax)	7	(7)	(8)

The estimated prior service credit for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is less than $1.

Deferred compensation expense was $96 in 2011, $96 in 2010 and $95 in 2009. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,020 at December 31, 2011, and $1,003 at December 31, 2010.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $636, $607 and $586 for the years ended December 31, 2011, 2010 and 2009.

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

At December 31, 2011, we had various share-based payment arrangements, which we describe in the following discussion. The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $187 for 2011, compared to $196 for 2010 and $121 for 2009.

Under our various plans, senior and other management employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock and stock units. Stock options issued through December 31, 2011, carry exercise prices equal to the market price of our stock at the date of grant. Prior to 2006, depending on the grant, stock options vesting could occur up to five years from the date of grant, with most options vesting ratably over three years. Stock options granted as part of a deferred compensation plan do not have a vesting period; since 2006, these are the only options issued by AT&T. We grant performance stock units, which are nonvested stock units, to key employees based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. Other nonvested stock and stock units are valued at the market price of our common stock at the date of grant and vest typically over a two- to five-year period. As of December 31, 2011, we were authorized to issue up to 121 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

The compensation cost that we have charged against income for our share-based payment arrangements was as follows:

	2011	2010	2009
Performance stock units	$392	$421	$289
Restricted stock	91	85	21
Stock options	6	6	8
Other	-	1	(2)
Total	$489	$513	$316

The estimated fair value of the options when granted is amortized to expense over the options’ vesting or required service period. The fair value for these options, for the indicated years ended, was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	2.91%	3.06%	3.17%
Dividend yield	5.96%	6.61%	6.82%
Expected volatility factor	14.74%	15.75%	19.65%
Expected option life in years	7.00	7.00	7.00

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A summary of option activity as of December 31, 2011, and changes during the year then ended, is presented below (shares in millions):

Options	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value1
Outstanding at January 1, 2011	130	$34.60	1.69	$150
Granted	2	28.90
Exercised	(9)	26.24
Forfeited or expired	(57)	40.37
Outstanding at December 31, 2011	66	30.62	1.99	148
Exercisable at December 31, 2011	64	$30.68	1.72	$145
1	Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

The weighted-average fair value of each option granted during the period was $1.57 for 2011, compared to $1.34 for 2010 and $1.84 for 2009. The total intrinsic value of options exercised during 2011 was $40, compared to $13 for 2010, and $5 for 2009.

It is our policy to satisfy share option exercises using our treasury shares. The actual excess tax benefit realized for the tax deductions from option exercises from these arrangements was $2 for 2011, compared to $0 for 2010 and $0 for 2009.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2011, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2011	29	$25.30
Granted	13	28.17
Vested	(14)	25.30
Forfeited	(1)	25.93
Nonvested at December 31, 2011	27	$26.53

As of December 31, 2011, there was $329 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.88 years. The total fair value of shares vested during the year was $426 for 2011, compared to $331 for 2010 and $369 for 2009.

NOTE 13. STOCKHOLDERS’ EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2010, the Board of Directors authorized the repurchase of up to 300 million shares of our common stock. As of December 31, 2011, we had repurchased no shares under this program. We began buying back stock under this program in January 2012.

During the Annual Meeting of Shareholders in April 2009, shareholders approved the increase of authorized common shares of AT&T stock from 7 billion to 14 billion, with no change to the currently authorized 10 million preferred shares of AT&T stock. As of December 31, 2011 and 2010, no preferred shares were outstanding.

In December 2011, the Company declared its quarterly dividend, which reflected an increase in the amount per share of common stock to $0.44. In December 2010, the Company declared its quarterly dividend, increasing the amount per share of common stock from $0.42 to $0.43.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2011	2010
Accounts payable and accrued liabilities:
Accounts payable	$8,593	$7,437
Accrued expenses	2,004	2,761
Accrued payroll and commissions	2,170	2,225
Deferred directory revenue	904	1,278
Accrued interest	1,576	1,601
Compensated future absences	525	538
Current portion of employee benefit obligation	2,288	2,394
Other	1,798	1,821
Total accounts payable and accrued liabilities	$19,858	$20,055
Deferred compensation (included in Other noncurrent liabilities)	$1,020	$1,003

Consolidated Statements of Income	2011	2010	2009
Advertising expense	$2,359	$2,982	$2,787
Interest expense incurred	$3,697	$3,766	$4,108
Capitalized interest	(162)	(772)	(740)
Total interest expense	$3,535	$2,994	$3,368

Consolidated Statements of Cash Flows	2011	2010	2009
Cash paid during the year for:
Interest	$3,722	$3,882	$3,862
Income taxes, net of refunds	32	3,538	4,471

Consolidated Statements of Changes in
Stockholders’ Equity	2011	2010	2009
Foreign currency translation adjustment	$(371)	$(494)	$(765)
Unrealized gains on available-for-sale securities	222	316	324
Unrealized gains (losses) on cash flow hedges	(421)	(180)	142
Defined benefit postretirement plans	3,750	3,070	2,979
Other	-	-	(2)
Accumulated other comprehensive income	$3,180	$2,712	$2,678

Labor Contracts  As of January 31, 2012, we employed approximately 256,000 persons. Approximately 55% of our employees are represented by the Communications Workers of America, the International Brotherhood of Electrical Workers or other unions. Contracts covering approximately 120,000 employees will expire during 2012. For contracts covering approximately 80,000 (mainly wireline) employees, the union is entitled to call a work stoppage in the absence of a new contract being reached.

American Tower Corp. Agreement  In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments was recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $450 in 2011, $480 in 2010, and $509 in 2009.

No customer accounted for more than 10% of consolidated revenues in 2011, 2010 or 2009.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $3,845 in 2012, $4,339 in total for 2013 and 2014, $2,185 in total for 2015 and 2016 and $340 in total for years thereafter.

See Note 9 for a discussion of collateral and credit-risk contingencies.

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2011 Calendar Quarter
	First	Second	Third	Fourth2	Annual
Total Operating Revenues	$31,247	$31,495	$31,478	$32,503	$126,723
Operating Income	5,808	6,165	6,235	(8,990)	9,218
Net Income	3,468	3,658	3,686	(6,628)	4,184
Net Income Attributable to AT&T	3,408	3,591	3,623	(6,678)	3,944
Basic Earnings Per Share Attributable
to AT&T1	$0.57	$0.60	$0.61	$(1.12)	$0.66
Diluted Earnings Per Share Attributable
to AT&T1	$0.57	$0.60	$0.61	$(1.12)	$0.66
Stock Price
High	$30.97	$31.94	$31.78	$30.30
Low	27.20	29.91	27.29	27.41
Close	30.61	31.41	28.52	30.24
1
Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

2	Includes an actuarial loss on pension and postretirement benefit plans (Note 11), T-Mobile breakup fee (Note 2) and impairment of intangible assets (Note 6).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

	2010 Calendar Quarter
	First2	Second3	Third4	Fourth5	Annual
Total Operating Revenues	$30,530	$30,808	$31,581	$31,361	$124,280
Operating Income	5,971	6,083	5,431	2,088	19,573
Income (Loss) from Discontinued Operations	2	(5)	780	2	779
Net Income	2,540	4,082	12,396	1,161	20,179
Income from Continuing Operations
Attributable to AT&T	2,451	4,008	11,539	1,087	19,085
Net Income Attributable to AT&T	2,453	4,003	12,319	1,089	19,864
Basic Earnings Per Share from Continuing
Operations Attributable to AT&T1	$0.42	$0.68	$1.95	$0.18	$3.23
Basic Earnings Per Share from Discontinued
Operations Attributable to AT&T1	-	-	0.13	-	0.13
Basic Earnings Per Share Attributable
to AT&T1	$0.42	$0.68	$2.08	$0.18	$3.36
Diluted Earnings Per Share from Continuing
Operations Attributable to AT&T1	$0.41	$0.67	$1.94	$0.18	$3.22
Diluted Earnings Per Share from Discontinued
Operations Attributable to AT&T1	-	-	0.13	-	0.13
Diluted Earnings Per Share Attributable
to AT&T1	$0.41	$0.67	$2.07	$0.18	$3.35
Stock Price
High	$28.73	$26.75	$29.15	$29.56
Low	24.61	23.78	23.88	27.49
Close	25.84	24.19	28.60	29.38
1
Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

2	Includes a charge to income tax expense related to Medicare Part D subsidies (Note 10).
3	Includes a gain on our TI exchange (Note 7).
4	Includes an IRS tax settlement (Note 10).
5	Includes an actuarial loss on pension and postretirement benefit plans (Note 11) and severance (Note 1).

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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, AT&T management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company’s internal control over financial reporting.

/s/ Randall Stephenson                                                                           /s/ John J. Stephens
Randall Stephenson                                                                                John J. Stephens
Chairman of the Board,                                                                           Senior Executive Vice President and
Chief Executive Officer and President                                                  Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dallas, Texas
February 24, 2012

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/ s/ Ernst & Young LLP
Dallas, Texas
February 24, 2012