Form 10-K, Exhibit 13
period 2012-12-31
AT&T INC.
filed 2013-02-22
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 and for the year ended:	2012	2011	2010	2009	2008
Financial Data
Operating revenues	$127,434	$126,723	$124,280	$122,513	$123,443
Operating expenses	$114,437	$117,505	$104,707	$101,513	$125,133
Operating income (loss)	$12,997	$9,218	$19,573	$21,000	$(1,690)
Interest expense	$3,444	$3,535	$2,994	$3,368	$3,369
Equity in net income of affiliates	$752	$784	$762	$734	$819
Other income (expense) - net	$134	$249	$897	$152	$(332)
Income tax expense (benefit)	$2,900	$2,532	$(1,162)	$6,091	$(2,210)
Net Income (Loss)	$7,539	$4,184	$20,179	$12,447	$(2,364)
Less: Net Income Attributable to Noncontrolling Interest	$(275)	$(240)	$(315)	$(309)	$(261)
Net Income (Loss) Attributable to AT&T	$7,264	$3,944	$19,864	$12,138	$(2,625)
Earnings (Loss) Per Common Share:
Net Income (Loss) Attributable to AT&T	$1.25	$0.66	$3.36	$2.06	$(0.44)
Earnings (Loss) Per Common Share - Assuming Dilution:
Net Income (Loss) Attributable to AT&T	$1.25	$0.66	$3.35	$2.05	$(0.44)
Total assets1	$272,315	$270,442	$269,473	$268,312	$264,700
Long-term debt	$66,358	$61,300	$58,971	$64,720	$60,872
Total debt	$69,844	$64,753	$66,167	$72,081	$74,990
Construction and capital expenditures	$19,728	$20,272	$20,302	$17,294	$20,290
Dividends declared per common share	$1.77	$1.73	$1.69	$1.65	$1.61
Book value per common share	$16.61	$17.85	$18.94	$17.28	$16.35
Ratio of earnings to fixed charges2	2.93	2.21	4.52	4.42	-
Debt ratio	43.0%	38.0%	37.1%	41.4%	43.8%
Weighted-average common shares outstanding (000,000)	5,801	5,928	5,913	5,900	5,927
Weighted-average common shares outstanding with dilution (000,000)	5,821	5,950	5,938	5,924	5,958
End of period common shares outstanding (000,000)	5,581	5,927	5,911	5,902	5,893
Operating Data
Wireless subscribers (000)3	106,957	103,247	95,536	85,120	77,009
In-region network access lines in service (000)	31,887	36,734	41,883	47,534	53,604
Broadband connections (000)4	16,390	16,427	16,309	15,789	15,077
Number of employees	241,810	256,420	266,590	282,720	302,660
1 Prior-period amounts are restated to conform to current-period reporting methodology.
2 Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.
3 The number presented represents 100% of AT&T Mobility wireless subscribers.
4 Broadband connections include in-region DSL lines, in-region U-verse High Speed Internet access, and satellite broadband.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as “we,” “AT&T” or the “Company” throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry in both the United States and internationally, providing wireless and wireline telecommunications services and equipment. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a “Note” in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that are not considered meaningful are denoted with a dash.

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2013 in the “Operating Environment and Trends of the Business” section.

				Percent Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Operating Revenues	$127,434	$126,723	$124,280	0.6%	2.0%
Operating expenses
Cost of services and sales	55,215	54,836	50,257	0.7	9.1
Selling, general and administrative	41,079	41,382	34,986	(0.7)	18.3
Impairment of intangible assets	-	2,910	85	-	-
Depreciation and amortization	18,143	18,377	19,379	(1.3)	(5.2)
Total Operating Expenses	114,437	117,505	104,707	(2.6)	12.2
Operating Income	12,997	9,218	19,573	41.0	(52.9)
Interest expense	3,444	3,535	2,994	(2.6)	18.1
Equity in net income of affiliates	752	784	762	(4.1)	2.9
Other income (expense) – net	134	249	897	(46.2)	(72.2)
Income from continuing operations before income taxes	10,439	6,716	18,238	55.4	(63.2)
Income from continuing operations	7,539	4,184	19,400	80.2	(78.4)
Net Income Attributable to AT&T	$7,264	$3,944	$19,864	84.2%	(80.1)%

Overview
Operating income increased $3,779, or 41.0%, in 2012 and decreased $10,355, or 52.9%, in 2011. Our operating margin was 10.2% in 2012, compared to 7.3% in 2011 and 15.7% in 2010. Operating revenues and expenses for 2012 reflect only a partial year’s results for our sold Advertising Solutions segment, as discussed below. Operating income for 2012 reflects continued growth in wireless service and equipment revenue driven mostly by data revenue growth and increased revenues from AT&T U-verse® (U-verse) services and strategic business services, partially offset by a decline in voice revenues and higher wireless handset subsidies and commissions. Our 2012 operating income also reflects a noncash charge of $9,994 from actuarial losses related to pension and postemployment benefit plans. Operating income for 2011 and 2010 included actuarial losses of $6,280 and $2,521, respectively. Operating income in 2011 also reflected charges of $4,181 related to our decision to terminate the acquisition of T-Mobile USA, Inc. (T-Mobile) and noncash charges of $2,910 related to impairments of directory intangible assets.

Operating revenues increased $711, or 0.6%, in 2012 and $2,443, or 2.0%, in 2011. The increases in 2012 and 2011 are primarily due to growth in wireless service and equipment revenues and higher wireline data revenues from U-verse and strategic business services. Growth in the wireless subscriber base and the increasing percentage of subscribers using smartphones also contributed to the revenue increase in 2011. These increases were partially offset by continued declines in wireline voice revenues for both years. The sale of our Advertising Solutions segment in May 2012 reduced revenues $2,244.

Revenue growth continues to be tempered by declines in our voice revenues. During 2012, total switched access lines decreased 13.2%. Customers disconnecting access lines switched to wireless, Voice over Internet Protocol (VoIP) and cable offerings for voice and data or terminated service permanently as businesses closed or consumers left residences. While we lose wireline voice revenues, we have the opportunity to increase wireless service and wireline data revenues should customers choose us as their wireless provider, and for customers with our U-verse service, as their VoIP provider.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cost of services and sales expenses increased $379, or 0.7%, in 2012 and $4,579, or 9.1%, in 2011. The increase in 2012 resulted from increased wireline costs attributable to growth in U-verse subscribers, higher wireless handset costs related to strong smartphone sales and a higher actuarial loss on benefit plans. These increases were partially offset by lower traffic compensation costs and other nonemployee-related expenses. The sale of our Advertising Solutions segment reduced cost of services and sales expenses $787 in 2012.

Excluding the increase of $1,668 related to the actuarial loss, expense increases in 2011 were primarily due to higher wireless handset costs from strong smartphone sales, partially offset by lower financing-related costs associated with our pension and postretirement benefits (referred to as Pension/OPEB expenses) and other employee-related expenses.

Selling, general and administrative expenses decreased $303, or 0.7%, in 2012 and increased $6,396, or 18.3%, in 2011. The 2012 expense decrease was primarily due to $4,181 in 2011 expenses related to the termination of the T-Mobile merger, offset by a larger actuarial loss of $3,454 and higher wireless commissions and administrative costs. The sale of our Advertising Solutions segment reduced selling, general and administrative expenses $705 in 2012.

The 2011 expenses increased by $2,091 related to the actuarial loss, charges associated with the T-Mobile payment, and higher commissions paid on smartphone sales, slightly offset by lower severance accruals, Pension/OPEB financing costs and other employee-related charges.

Impairment of intangible assets  In 2011, we recorded noncash charges for impairments in our Advertising Solutions segment, which consisted of a $2,745 goodwill impairment and a $165 impairment of a trade name. The 2010 impairment of $85 was for the impairment of a trade name.

Depreciation and amortization expense decreased $234, or 1.3%, in 2012 and $1,002, or 5.2%, in 2011 due to lower amortization of intangibles for customer lists related to acquisitions, offset by increased depreciation associated with ongoing capital spending for network upgrades and expansion. The sale of our Advertising Solutions segment reduced depreciation and amortization expense $280 in 2012.

Interest expense decreased $91, or 2.6%, in 2012 and increased $541, or 18.1%, in 2011. The decrease in interest expense for 2012 was primarily due to lower average interest rates and average debt balances, partially offset by a net charge of $176 related to call premiums paid and swap gains realized for early debt redemptions and debt exchange fees.

The increase in interest expense for 2011 was primarily due to lower interest capitalized on wireless spectrum that we used to support our Long Term Evolution (LTE) technology, partially offset by a decrease in our average debt balances.

Equity in net income of affiliates decreased $32, or 4.1%, in 2012 and increased $22, or 2.9%, in 2011. Decreased equity in net income of affiliates in 2012 was due to lower earnings from América Móvil, S.A. de C.V. (América Móvil), and increased expenses in our mobile payment joint venture with other wireless carriers, marketed as the Isis Mobile WalletTM (ISIS). These decreases were partially offset by earnings from YP Holdings LLC (YP Holdings). The 2011 increase was due to improved results at América Móvil, partially offset by lower results from Télefonos de México, S.A. de C.V. (Telmex).

Other income (expense) – net We had other income of $134 in 2012, $249 in 2011 and $897 in 2010. Results for 2012 included interest and dividend income of $61, leveraged lease income of $55 and net gains on the sale of investments of $74. This income was partially offset by $57 of investment impairments.

Other income for 2011 included interest and dividend income of $73, leveraged lease income of $80 and net gains on the sale of investments of $97. Results for 2010 included a gain on the exchange of Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) shares for América Móvil shares of $658, interest and dividend income of $71, leveraged lease income of $66, and net gains on the sale of investments of $197, partially offset by $98 of investment impairments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Income tax expense increased $368 in 2012 and $3,694 in 2011. The 2012 increase is primarily due to an increase in income before income taxes. The 2011 increase is primarily due to the goodwill impairment, which was not deductible, and a settlement with the Internal Revenue Service related to a restructuring of our wireless operations, which lowered our 2010 income taxes by $8,300. Offsetting these year-over-year increases were decreases due to lower income before income taxes in 2011 and a $995 charge to income tax expense in 2010 to reflect the deferred tax impact of enacted U.S. healthcare legislation (see Note 10). Our effective tax rate was 27.8% in 2012, 37.7% in 2011 and (6.4)% in 2010.

Income from discontinued operations, net of tax  In the third quarter of 2010, we sold our subsidiary Sterling Commerce Inc. (Sterling). Income from discontinued operations in 2010 was $779, including a gain of $769.

Segment Results
Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 3 and discussed below for each segment follow our internal management reporting. We analyze our operating segments based on segment income before income taxes. We make our capital allocation decisions based on our strategic direction of the business, needs of the network (wireless or wireline) providing services and other assets needed to provide emerging services to our customers. Actuarial gains and losses from pension and other postemployment benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in each segment’s percentage of our total segment income. Each segment’s percentage of total segment operating revenue and income calculations is derived from our segment results table in Note 3, and may total more than 100 percent due to losses in one or more segments. At December 31, 2012, we had three reportable segments: (1) Wireless, (2) Wireline and (3) Other. Our operating results prior to May 9, 2012, also included Advertising Solutions, which was a reportable segment. On May 8, 2012, we completed the sale of our Advertising Solutions segment and received a 47 percent equity interest in the new entity YP Holdings (see Note 4).

The Wireless segment accounted for approximately 52% of our 2012 total segment operating revenues as compared to 50% in 2011 and 70% of our 2012 total segment income as compared to 96% in 2011. This segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services. This segment includes our portion of the results from our mobile payment joint venture ISIS, which is accounted for as an equity investment.

The Wireline segment accounted for approximately 47% of our total segment operating revenues in both 2012 and 2011 and 30% of our 2012 total segment income as compared to 44% in 2011. This segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, U-verse high-speed broadband, video, voice services, and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements. The Wireline segment results have been reclassified to exclude the operating results of the home monitoring business moved to our Other segment and to include the operating results of customer information services, which were previously reported in our Other segment’s results.

The Advertising Solutions segment included our directory operations, which published Yellow and White Pages directories and sold directory advertising, Internet-based advertising and local search through May 8, 2012 (see Note 4).

The Other segment accounted for less than 1% of our 2012 and 2011 total segment operating revenues. Since segment operating expenses exceeded revenue in both years, a segment loss was incurred in both 2012 and 2011. This segment includes our portion of the results from our international equity investments, our 47 percent equity interest in YP Holdings, and costs to support corporate-driven activities and operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated. The Other segment results have been reclassified to exclude the operating results of customer information services, which are now reported in our Wireline segment’s results.

The following sections discuss our operating results by segment. Operations and support expenses include bad debt expense; advertising costs; sales and marketing functions, including customer service centers; real estate costs, including maintenance and utilities on all buildings; credit and collection functions; and corporate support costs, such as finance, legal, human resources and external affairs. Pension and postretirement service costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with these employees. Our Wireless and Wireline segments also include certain network planning and engineering expenses, information technology, our repair technicians and repair services, and property taxes as operations and support expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Wireless
Segment Results
				Percent Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Segment operating revenues
Service	$59,186	$56,726	$53,510	4.3%	6.0%
Equipment	7,577	6,489	4,991	16.8	30.0
Total Segment Operating Revenues	66,763	63,215	58,501	5.6	8.1
Segment operating expenses
Operations and support	43,296	41,282	36,185	4.9	14.1
Depreciation and amortization	6,873	6,329	6,498	8.6	(2.6)
Total Segment Operating Expenses	50,169	47,611	42,683	5.4	11.5
Segment Operating Income	16,594	15,604	15,818	6.3	(1.4)
Equity in Net Income (Loss) of Affiliates	(62)	(29)	9	-	-
Segment Income	$16,532	$15,575	$15,827	6.1%	(1.6)%

The following table highlights other key measures of performance for the Wireless segment:

	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Wireless Subscribers (000)1	106,957	103,247	95,536	3.6%	8.1%
Gross Subscriber Additions (000)2	20,770	23,869	22,879	(13.0)	4.3
Net Subscriber Additions (000)2	3,764	7,699	8,853	(51.1)	(13.0)
Total Churn4	1.35%	1.37%	1.31%	(2) BP	6 BP

Postpaid Subscribers (000)	70,497	69,309	68,041	1.7%	1.9%
Net Postpaid Subscriber Additions (000)2	1,438	1,429	2,153	0.6	(33.6)
Postpaid Churn4	1.09%	1.18%	1.09%	(9) BP	9 BP

Prepaid Subscribers (000)	7,328	7,225	6,524	1.4%	10.7%
Net Prepaid Subscriber Additions (000)2	128	674	952	(81.0)	(29.2)

Reseller Subscribers (000)	14,875	13,644	11,645	9.0	17.2
Net Reseller Subscriber Additions (000)2	1,027	1,874	1,140	(45.2)	64.4

Connected Device Subscribers (000)3	14,257	13,069	9,326	9.1	40.1
Net Connected Device Subscriber Additions (000)	1,171	3,722	4,608	(68.5)%	(19.2)%
1 Represents 100% of AT&T Mobility wireless subscribers.
2 Excludes merger and acquisition-related additions during the period.
3 Includes data-centric devices such as eReaders, tablets, automobile monitoring systems, and fleet management.
4 Calculated by dividing the aggregate number of wireless subscribers who canceled service during a period divided by the total number of wireless subscribers at the beginning of that period. The churn rate for the period is equal to the average of the churn rate for each month of that period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless Subscriber Relationships
As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative services and devices and a wireless network that has sufficient spectrum and capacity to support these innovations and make them available to more subscribers. To attract and retain subscribers, we offer a broad handset line and a wide variety of service plans.

Our handset offerings include at least 16 smartphones (handsets with voice and data capabilities using an advanced operating system to better manage data and Internet access) from nine manufacturers. As technology evolves, rapid changes are occurring in the handset and device industry with the continual introduction of new models or significant revisions of existing models. We believe a broad offering of a wide variety of smartphones reduces dependence on any single operating system or manufacturer as these products continue to evolve in terms of technology and subscriber appeal. In 2012, we continued to see an increasing use of smartphones by our postpaid subscribers. Of our total postpaid subscriber base, 66.8% (or 47.1 million subscribers) use smartphones, up from 56.8% (or 39.4 million subscribers) a year earlier and 42.7% (or 29.1 million subscribers) two years ago. As is common in the industry, most of our subscribers’ phones are designed to work only with our wireless technology, requiring subscribers who desire to move to a new carrier with a different technology to purchase a new device. From time to time, we offer and have offered attractive handsets on an exclusive basis. As these exclusivity arrangements expire, we expect to continue to offer such handsets (based on historical industry practice), and we believe our service plan offerings will help to retain our subscribers by providing incentives not to migrate to a different carrier. We do not expect exclusivity terminations to have a material impact on our Wireless segment income, consolidated operating margin or our cash flows from operations.

Our postpaid subscribers typically sign a two-year contract, which includes discounted handsets and early termination fees. As of December 31, 2012, about 90% of our postpaid smartphone subscribers are on FamilyTalk® plans (family plans), Mobile Share plans or business discount plans (discount plans), which provide for service on multiple devices at discounted rates, and such subscribers tend to have higher retention and lower churn rates. During the first quarter of 2011, we introduced our Mobile to Any Mobile feature, which enables our new and existing subscribers on these and other qualifying plans to make unlimited mobile calls to any mobile number in the United States, subject to certain conditions. We also offer data plans at different price levels (usage-based data plans) to attract a wide variety of subscribers and to differentiate us from our competitors. Our postpaid subscribers on data plans increased 11.4% year over year. A growing percentage of our postpaid smartphone subscribers are on usage-based data plans, with 67.4% (or 31.7 million subscribers) on these plans as of December 31, 2012, up from 56.0% (or 22.1 million subscribers) as of December 31, 2011, and 31.2% (or 9.1 million subscribers) as of December 31, 2010. More than 75% of subscribers on tiered data plans have chosen the higher-tiered plans. In August 2012, we launched new Mobile Share data plans (which allow postpaid subscribers to share data at discounted prices among devices covered by their plan), and sales results have been strong, with approximately 25% of Mobile Share subscribers choosing plans of 10 gigabytes or higher. Such offerings are intended to encourage existing subscribers to upgrade their current services and/or add connected devices, attract subscribers from other providers, and minimize subscriber churn.

As of December 31, 2012, 54.7% of our postpaid smartphone subscribers use a 4G-capable device (i.e., a device that would operate on our HSPA+ or LTE network). Due to substantial increases in the demand for wireless service in the United States, AT&T is facing significant spectrum and capacity constraints on its wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any long-term spectrum solution will require that the Federal Communications Commission (FCC) make new or existing spectrum available to the wireless industry to meet the expanding needs of our subscribers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis.

Wireless Metrics
Subscriber Additions As of December 31, 2012, we served 107 million wireless subscribers, an increase of 3.6% from 2011. We continue to see a declining rate of growth in the industry’s subscriber base compared to prior years, as reflected in a 13.0% decrease in gross subscriber additions (gross additions) in 2012 after a 4.3% increase in 2011. Gross additions in 2012 and 2011 reflected higher activations of postpaid smartphones and sales of tablets and other data-centric devices compared to prior years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Lower net subscriber additions (net additions) in 2012 were primarily attributable to lower net connected device and reseller additions when compared to the prior year, which reflected higher churn rates for customers not using such devices (zero-revenue customers). Lower net prepaid additions in 2012 reflected a decrease in net prepaid tablet additions, as the introduction of our Mobile Share plans has accelerated a shift from prepaid to postpaid tablet subscribers. A relatively flat rate of growth in net postpaid additions in 2012 and decline in 2011 reflected slowing growth in the industry’s subscriber base. Lower net postpaid additions in 2011, compared to 2010, also reflected higher postpaid churn attributable in part to integration efforts connected to a prior merger.

Average service revenue per user (ARPU) – Postpaid increased 1.9% in 2012 and 1.8% in 2011, driven by increases in data services ARPU of 13.9% in 2012 and 15.3% in 2011, reflecting greater use of smartphones and data-centric devices by our subscribers.

The growth in postpaid data services ARPU in 2012 and 2011 was partially offset by a 5.7% decrease in postpaid voice and other service ARPU in 2012 and a 5.3% decrease in 2011. Voice and other service ARPU declined due to lower access and airtime charges, triggered in part by postpaid subscribers on our discount plans, and lower roaming revenues.

ARPU – Total declined 1.6% in 2012 and 3.8% in 2011, reflecting growth in connected device, tablet and reseller subscribers. Connected devices and other data-centric devices, such as tablets, have lower-priced data-only plans compared with our postpaid smartphone plans, which have voice and data features. Accordingly, ARPU for these subscribers is typically lower compared to that generated from our smartphone subscribers on postpaid and other plans. Data services ARPU increased 11.1% in 2012 and 9.8% in 2011, reflecting increased smartphone and data-centric device use. We expect continued revenue growth from data services as more subscribers use smartphones and data-centric devices, and as we continue to expand our network. Voice and other service ARPU declined 9.7% in 2012 and 10.9% in 2011 due to voice access and usage trends and a shift toward a greater percentage of data-centric devices. We expect continued pressure on voice and other service ARPU.

Churn  The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. The total and postpaid churn rates were down slightly in 2012, reflecting popularity of our discount plans. Total and postpaid churn increased in 2011, reflecting integration efforts from a prior merger and higher connected device churn rates. Reseller subscribers have traditionally had the lowest churn rate among our wireless subscribers; however, in 2012, the disconnection of zero-revenue customers has caused our total churn rate to increase.

Operating Results
Segment operating income margin was 24.9% in 2012, compared to 24.7% in 2011 and 27.0% in 2010. Our Wireless segment operating income increased $990, or 6.3%, in 2012 and decreased $214, or 1.4%, in 2011. The operating income and margin increase in 2012 reflected continuing data revenue growth and operating efficiencies, partially offset by the high subsidies associated with growing smartphone sales. The margin decrease in 2011 reflected higher equipment and selling costs associated with higher smartphone sales and handset upgrades, partially offset by higher data revenues generated by our postpaid subscribers. While we subsidize the sales prices of various smartphones, we expect to recover that cost over time from increased usage of the devices, especially data usage by the subscriber.

Service revenues are comprised of local voice and data services, roaming, long distance and other revenue. Service revenues increased $2,460, or 4.3%, in 2012 and $3,216, or 6.0%, in 2011. The increases consisted of the following:
•
Data service revenues increased $3,926, or 17.8%, in 2012 and $3,824, or 21.0%, in 2011. The increases were primarily due to the increased number of subscribers using smartphones and data-centric devices, such as eReaders, tablets, and mobile navigation devices. Data service revenues accounted for approximately 43.8% of our wireless service revenues in 2012, compared to 38.8% in 2011 and 34.0% in 2010.

•
Voice and other service revenues decreased $1,466, or 4.2%, in 2012 and $608, or 1.7%, in 2011. While the number of wireless subscribers increased 3.6% in 2012, and 8.1% in 2011, these revenues continued to decline due to voice access and usage declines, as noted in the ARPU and subscriber relationships discussions above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equipment revenues increased $1,088, or 16.8%, in 2012 and $1,498, or 30.0%, in 2011. The increase in 2012 was primarily due to a year-over-year increase in smartphone sales as a percentage of total device sales to postpaid subscribers, partially offset by lower device upgrades. During the first quarter of 2012, we introduced an increase in the handset upgrade fee, which also contributed to the year-over-year increase in equipment revenues in 2012. The increase in 2011 was primarily due to the launch of a new iPhone model, which resulted in even higher iPhone sales and upgrades compared to the 2010 launch.

Operations and support expenses increased $2,014, or 4.9%, in 2012 and $5,097, or 14.1%, in 2011. The increase in 2012 was primarily due to the following:
•
Commission expenses increased $636 due to a year-over-year increase in smartphone sales as a percentage of total device sales, partially offset by the overall decline in handset upgrade activity and total device sales.

•
Selling expenses (other than commissions) and administrative expenses increased $532 due primarily to a $181 increase in information technology costs in conjunction with ongoing support systems development, $137 increase in employee-related costs, $99 increase in nonemployee-related costs, and $89 increase in bad debt expense, partially offset by a $57 decline in advertising costs.

•	Equipment costs increased $501, reflecting sales of the more expensive smartphones, partially offset by the overall decline in upgrade activity and total device sales.
•
Network system, interconnect, and long-distance costs increased $202 primarily due to higher network traffic, personnel-related network support costs and cell site related costs in conjunction with our network enhancement efforts and storm costs.

•	Universal Service Fund (USF) fees increased $166 primarily due to USF rate increases. A majority of USF fees are recovered and reported as revenues.
•	Handset insurance cost increased $141 due to claims on more expensive devices.

Partially offsetting these increases, incollect roaming fees decreased $115 primarily due to rate declines and lower roaming use associated with the integration of previously acquired subscribers into our network.

The increase in 2011 was primarily due to the following:
•
Higher volumes of smartphone sales and handset upgrades, as well as handsets provided to former Alltel Wireless (Alltel) subscribers, increased equipment costs $2,816 and related commission expenses $1,079.

•
Network system, interconnect, and long-distance costs increased $1,356 due to higher network traffic, higher recurring personnel-related network support costs in conjunction with our network enhancement efforts, and higher leasing costs.

•
Selling expenses (other than commissions) increased $288 due to higher payroll and benefit costs and a $136 increase in bad debt expense, partially offset by lower advertising and costs associated with customer billing functions.

Partially offsetting these increases in 2011 were the following:
•
Incollect roaming, handset insurance costs, and USF fees decreased $220 primarily due to lower usage and claims on less expensive devices, less the impact of a USF rate increase. A majority of USF fees are recovered and reported as revenues.

•	Administrative expenses decreased $177 due to lower payroll, legal and operating tax costs, and a reclassification of shared information technology costs.

Depreciation and amortization expenses increased $544, or 8.6%, in 2012 and decreased $169, or 2.6%, in 2011. In 2012, depreciation expense increased $855, or 15.5%, primarily due to ongoing capital spending for network upgrades and expansion and the reclassification of shared information technology costs partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $311, or 38.9%, primarily due to lower amortization of intangibles for customer lists related to acquisitions.

Amortization expense decreased $519, or 39.4%, in 2011 primarily due to lower amortization of intangibles for customer lists related to acquisitions. Depreciation expense increased $350, or 6.8%, in 2011 primarily due to ongoing capital spending for network upgrades and expansion and the reclassification of shared information technology costs partially offset by certain network assets becoming fully depreciated.

Equity in net income (loss) of affiliates for the Wireless segment includes expenses for ISIS, our mobile payment joint venture with Verizon and T-Mobile.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireline
Segment Results
				Percent Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Segment operating revenues
Data	$31,798	$29,560	$27,512	7.6%	7.4%
Voice	22,619	25,126	28,332	(10.0)	(11.3)
Other	5,150	5,454	5,917	(5.6)	(7.8)
Total Segment Operating Revenues	59,567	60,140	61,761	(1.0)	(2.6)
Segment operating expenses
Operations and support	41,207	41,360	41,879	(0.4)	(1.2)
Depreciation and amortization	11,123	11,615	12,372	(4.2)	(6.1)
Total Segment Operating Expenses	52,330	52,975	54,251	(1.2)	(2.4)
Segment Operating Income	7,237	7,165	7,510	1.0	(4.6)
Equity in Net Income of Affiliates	(2)	-	11	-	-
Segment Income	$7,235	$7,165	$7,521	1.0%	(4.7)%

Operating Results
Our Wireline segment operating income margin was 12.1% in 2012, compared to 11.9% in 2011 and 12.2% in 2010. Our Wireline segment operating income increased $72, or 1.0%, in 2012 and decreased $345, or 4.6%, in 2011. The increases in operating income and margins in 2012 reflect increases in data revenue growth and lower depreciation and amortization expense, partially offset by continued access line declines as our consumer and business customers either reduced usage or disconnected traditional landline services and switched to alternative technologies, such as wireless and VoIP. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and U-verse voice. Additionally, we have the opportunity to increase Wireless segment revenues if customers choose us as their wireless provider.

Data revenues increased $2,238, or 7.6%, in 2012 and $2,048, or 7.4%, in 2011. Data revenues accounted for approximately 53% of wireline operating revenues in 2012, 49% in 2011 and 45% in 2010. Data revenues include IP, strategic business and traditional data services.
•
IP data revenues (excluding strategic business services below) increased $2,023, or 15.0%, in 2012 and $1,863, or 16.0%, in 2011 primarily driven by higher U-verse penetration. In 2012 and 2011, U-verse video revenues increased $1,057 and $1,206, broadband high-speed Internet access revenue increased $605 and $365 and U-verse voice revenue increased $251 and $286, respectively. The increases in IP data revenues reflect continued growth in the customer base and migration from other traditional circuit-based services. New and existing U-verse customers are shifting from traditional landlines to our U-verse Voice and from DSL to our U-verse High Speed Internet access offerings. At December 31, 2012, more residential customers subscribed to our U-verse High Speed Internet services than our traditional DSL offering.

•
Strategic business services, which include Ethernet, Virtual Private Networks (VPN), Hosting, IP Conferencing and application services, increased $753, or 13.5%, in 2012 and $854, or 18.1%, in 2011. These increases were driven by increased VPN revenues, which contributed additional revenues of $431 and $563 and Ethernet revenues, which increased by $286 and $218 in 2012 and 2011.

•
Traditional data revenues, which include transport (excluding Ethernet) and packet-switched data services, decreased $538, or 5.1%, in 2012 and $669, or 6.0%, in 2011. These decreases were primarily due to lower demand as customers continue to shift to IP-based technology such as VPN, U-verse High Speed Internet access and managed Internet services. We expect these traditional services to continue to decline as a percentage of our overall data revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Voice revenues decreased $2,507, or 10.0%, in 2012 and $3,206, or 11.3%, in 2011 primarily due to declining demand for traditional voice services by our consumer and business customers. Included in voice revenues are revenues from local voice, long distance (including international) and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.
•
Local voice revenues decreased $1,526, or 9.9%, in 2012 and $2,067, or 11.8%, in 2011. The decrease in 2012 and 2011was driven primarily by a 13.2% and 12.3% decline in switched access lines. We expect our local voice revenue to continue to be negatively affected by competition from alternative technologies and continued declines in switched access lines.

•
Long-distance revenues decreased $965, or 11.2%, in 2012 and $1,066, or 11.0%, in 2011. Lower demand for long-distance service from global businesses and consumer customers decreased revenues $799 in 2012 and $822 in 2011. Additionally, expected declines in the number of national mass-market customers decreased revenues $165 in 2012 and $235 in 2011.

Other operating revenues decreased $304, or 5.6%, in 2012 and $463, or 7.8%, in 2011. Major items included in other operating revenues are integration services and customer premises equipment, government-related services and outsourcing, which account for approximately 60% of total other revenue in the years reported.

Operations and support expenses decreased $153, or 0.4%, in 2012 and $519, or 1.2%, in 2011. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.

The 2012 decrease was primarily due to lower employee-related expense of $470, reflecting ongoing workforce reduction initiatives, decreased traffic compensation expense of $281 and lower nonemployee-related expense of $172. These decreases were partially offset by increased cost of sales, primarily related to U-verse related expenses of $538 and increased USF fees of $254.

The 2011 decrease was primarily due to lower traffic compensation expense of $423, decreased employee-related expense of $401, reflecting ongoing workforce reduction initiatives, lower bad debt expense of $216 due to lower revenue from business customers and improvements in cash collections, and decreased USF fees of $71. These decreases were partially offset by increased cost of sales, primarily related to U-verse related expenses of $451 and increased contract services of $217.

Depreciation and amortization expenses decreased $492, or 4.2%, in 2012 and $757, or 6.1%, in 2011. Both decreases were primarily related to lower amortization of intangibles for customer lists associated with acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information

Wireline Broadband, Telephone and Video Connections Summary
Our broadband, switched access lines and other services provided by our local exchange telephone subsidiaries at December 31, 2012, 2011, and 2010 are shown below and trends are addressed throughout this segment discussion.

				Percent Change
(in 000s)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total Wireline Broadband Connections1,2	16,390	16,427	16,309	(0.2)%	0.7%

U-verse video	4,536	3,791	2,987	19.7	26.9
Satellite service3	1,600	1,765	1,930	(9.3)	(8.5)
Video Connections	6,136	5,556	4,917	10.4	13.0

Total Retail Consumer Voice Connections4	18,614	21,232	24,195	(12.3)	(12.2)

Switched Access Lines
Retail consumer	15,709	18,954	22,515	(17.1)	(15.8)
Retail business5	14,274	15,656	17,053	(8.8)	(8.2)
Retail Subtotal5	29,983	34,610	39,568	(13.4)	(12.5)

Wholesale Subtotal5	1,854	2,077	2,252	(10.7)	(7.8)

Total Switched Access Lines6	31,887	36,734	41,883	(13.2)%	(12.3)%
1 Total wireline broadband connections include DSL, U-verse High Speed Internet and satellite broadband.
2 Includes U-verse High Speed Internet connections of 7,716 at December 31, 2012, 5,223 at December 31, 2011, and 3,278 at December 31, 2010.
3 Satellite service includes connections under our agency and resale agreements.
4 Includes consumer U-verse VoIP connections of 2,905 at December 31, 2012, 2,278 at December 31, 2011, and 1,680 at December 31, 2010.
5 Prior-period amounts restated to conform to current-period reporting methodology.
6 Total switched access lines include access lines provided to private payphone service providers of 50 at December 31, 2012,47 at December 31, 2011, and 63 at December 31, 2010.

Advertising Solutions
Segment Results
				Percent Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total Segment Operating Revenues	$1,049	$3,293	$3,935	(68.1)%	(16.3)%
Segment operating expenses
Operations and support	773	2,265	2,584	(65.9)	(12.3)
Impairment of intangible assets	-	2,910	-	-	-
Depreciation and amortization	106	386	497	(72.5)	(22.3)
Total Segment Operating Expenses	879	5,561	3,081	(84.2)	80.5
Segment Income (Loss)	$170	$(2,268)	$854	-	-

On May 8, 2012, we completed the sale of our Advertising Solutions segment to an affiliate of Cerberus Capital Management, L.P. Following the sale, we are no longer recording operating results for this segment. We hold a 47 percent interest in the new entity, YP Holdings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Other
Segment Results
				Percent Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total Segment Operating Revenues	$55	$75	$83	(26.7)%	(9.6)%
Total Segment Operating Expenses	1,065	5,078	2,171	(79.0)	-
Segment Operating Loss	(1,010)	(5,003)	(2,088)	79.8	-
Equity in Net Income of Affiliates	816	813	742	0.4	9.6
Segment Loss	$(194)	$(4,190)	$(1,346)	95.4%	-

The Other segment includes our portion of the results from our international equity investments, our 47 percent equity interest in YP Holdings, and costs to support corporate-driven activities and operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated.

Segment operating revenues decreased $20, or 26.7%, in 2012 and $8, or 9.6%, in 2011. The decrease was primarily due to reduced revenues from leased equipment programs.

Segment operating expenses decreased $4,013, or 79.0%, in 2012 and increased $2,907 in 2011. The decrease in 2012 related to charges incurred in 2011 related to the termination of the T-Mobile acquisition. Increased operating expense in 2011 included $4,432 of charges related to T-Mobile, including $4,181 resulting from our termination of the acquisition, which were partially offset by lower severance charges, reduced Pension/OPEB financing costs and lower employee-related expenses.

Our Other segment also includes our equity investments in América Móvil and YP Holdings, the income from which we report as equity in net income of affiliates. Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. Our equity in net income of affiliates by major investment is listed below:

	2012	2011	2010
América Móvil	$686	$720	$560
YP Holdings	130	-	-
Telmex1	-	95	150
Telmex Internacional2	-	-	34
Other	-	(2)	(2)
Other Segment Equity in Net Income of Affiliates	$816	$813	$742
1 Acquired by América Móvil in November 2011.
2 Acquired by América Móvil in June 2010.

Equity in net income of affiliates increased $3, or 0.4%, in 2012 and $71, or 9.6%, for 2011. Increased equity in net income of affiliates in 2012 was due to earnings at YP Holdings, offset by lower results at América Móvil.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2013 Revenue Trends  We expect our operating environment in 2013 to remain challenging as current economic conditions continue and competition remains strong. Despite these challenges, we expect our consolidated operating revenues in 2013 to grow, reflecting continuing growth in our wireless data and IP-related wireline data services, including U-verse. We expect our primary driver of growth to be wireless services, especially in sales of and increases in data usage on smartphones and emerging devices (such as tablets, eReaders and mobile navigation devices). We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in traditional telephone service revenues. Where available, our U-verse services have proved effective in stemming access line losses, and we expect to continue to expand our U-verse service offerings in 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

2013 Expense Trends  We expect a stable consolidated operating income margin in 2013 with expanding wireless margins being offset by wireline margin pressure as a result of our IP broadband expansion project (see Project VIP in “Other Business Matters”). Expenses related to growth areas of our business, including wireless data, U-verse, and strategic business services, will apply some pressure to our operating income margin.

Market Conditions  During 2012, the securities and fixed income markets and the banking system in general continued to stabilize. The ongoing weakness in the general economy has also affected our customer and supplier bases. We saw lower demand from our business customers. Some of our suppliers continue to experience increased financing and operating costs. These negative economic trends were partially offset by continued growth in our wireless data and IP-related services. While the economy may have stabilized, we do not expect a return to historical growth levels during 2013. Should the economy instead deteriorate further, we likely will experience further pressure on pricing and margins as we compete for both wireline and wireless customers who have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing equipment under warranty from our suppliers.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. During 2013, we are required to make contributions in the amount of approximately $300 to our pension plans. Our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). A weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market and changes in the performance of equity markets, may have significant impacts on the fair value of pension and other postretirement plans at the end of 2013 (see “Accounting Policies and Estimates”).

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

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the FCC and some state regulatory commissions have maintained or expanded certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. We are pursuing, at both the state and federal levels, additional legislative and regulatory measures to reduce regulatory burdens that are no longer appropriate in a competitive telecommunications market and that inhibit our ability to compete more effectively and offer services wanted and needed by our customers, including initiatives to transition services from traditional networks to all IP-based networks. At the same time, we also seek to ensure that legacy regulations are not extended to broadband or wireless services, which are subject to vigorous competition.

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

We provide wireless services in robustly competitive markets, but those services are subject to substantial and increasing governmental regulation. Wireless communications providers must obtain licenses from the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the FCC rules and policies governing the use of the spectrum. The FCC has recognized that the explosive growth of bandwidth-intensive wireless data services requires the U.S. Government to make more spectrum available. In February 2012, Congress authorized the FCC to conduct an “incentive auction,” to make available for wireless broadband use certain spectrum that is currently used by broadcast television licensees. The FCC has initiated a proceeding to establish rules that would govern this process. It also initiated a separate proceeding to review its policies governing mobile spectrum holdings and consider whether there should be limits on the amount of spectrum a wireless service provider may possess. We seek to ensure that we have the opportunity, through the incentive auction and otherwise, to obtain the spectrum we need to provide our customers with high-quality service. While wireless communications providers’ prices and service offerings are generally not subject to state regulation, states sometimes attempt to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

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

Wireless  Wireless is our fastest-growing revenue stream and we expect to deliver continued revenue growth in the coming years. We are in a period of rapid growth in wireless data usage and believe that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video. For example, we are preparing to launch our innovative home monitoring service (Digital Life), ISIS and other car-related security and entertainment services.

We cover most major metropolitan areas of the United States with our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (HSPA) and HSPA+ network technology, with HSPA+ providing 4G speeds when combined with our upgraded backhaul. At the end of 2012, over 90 percent of our data traffic was carried over this enhanced backhaul. Our network provides superior mobile broadband speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless network also relies on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data rates for GSM Evolution (EDGE) for data communications. As of December 31, 2012, we served 107 million subscribers. We have also begun transitioning our network to next generation LTE technology and expect this network to cover approximately 300 million people in the United States and to be largely complete by the end of 2014. We continue to expand the number of locations, including airports and cafés, where customers can access broadband Internet connections using wireless fidelity (local radio frequency commonly referred to as Wi-Fi) technology.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative data services and a wireless network that has sufficient spectrum and capacity to support these innovations and make them available to more subscribers. We are facing significant spectrum and capacity constraints on our wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any long-term spectrum solution will require that the FCC make new or existing spectrum available to the wireless industry to meet the expanding needs of our subscribers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis. To that end, we signed nearly 50 deals to acquire spectrum during 2012 (some pending regulatory review). Much of the recently acquired spectrum came from an innovative solution in which we obtained FCC approval to use WCS spectrum for mobile broadband for the first time.

U-verse Services  During 2012, we continued to expand our offerings of U-verse High Speed Internet and TV services. As of December 31, 2012, we are marketing U-verse services to approximately 24.5 million customer locations (locations eligible to receive U-verse service). As of December 31, 2012, we had 8.0 million total U-verse subscribers (high-speed Internet and video), including 7.7 million Internet and 4.5 million video subscribers (subscribers to both services are only counted once in the total). As part of Project VIP (see “Other Business Matters”), we plan to expand our U-verse services to approximately 8.5 million additional customer locations.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant regulatory proceedings that directly affected our operations during 2012. Industry-wide regulatory developments are discussed above in Operating Environment Overview. While these issues may apply only to certain subsidiaries, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

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

Federal Regulation A summary of significant 2012 federal regulatory developments follows.

Intercarrier Compensation/Universal Service  In October 2011, the FCC adopted an order fundamentally overhauling its high-cost universal service program, through which it disburses approximately $4,500 per year to carriers providing telephone service in high-cost areas, and its existing intercarrier compensation (ICC) rules, which govern payments between carriers for the exchange of traffic. The order adopts rules to address immediately certain practices that artificially increase ICC payments, as well as other practices to avoid such payments. The order also establishes a new ICC regime that will result in the elimination of virtually all terminating switched access charges and reciprocal compensation payments over a six-year transition. In the order, the FCC also repurposed its high-cost universal service program to encourage providers to deploy broadband facilities in unserved areas. To accomplish this goal, the FCC will transition support amounts disbursed through its existing high-cost program to its new Connect America Fund, which eventually will award targeted high-cost support amounts to providers through a competitive process. We support many aspects of the order and new rules. AT&T and other parties have filed appeals of the FCC’s rules, which are pending in the Tenth Circuit Court of Appeals. Our appeal challenges only certain, narrow aspects of the order; AT&T intervened in support of the broad framework adopted by the order. We do not expect the FCC’s rules to have a material impact on our operating results.

Transition to IP-Based Network  In conjunction with Project VIP (see “Other Business Matters”), AT&T filed a petition with the FCC asking it to open a proceeding to facilitate the “telephone” industry’s transition from traditional transmission platforms and services to all IP-based networks and services. Our petition asks the FCC to conduct trial runs of the transition to next-generation services, including the upgrading of traditional telephone facilities and offerings and their replacement with IP-based alternatives. The objective of the trials is to inform policymakers and other stakeholders regarding the technological and policy dimensions of the IP transition and, in the process, identify the regulatory reforms needed to promote consumer interests and preserve private incentives to upgrade America’s broadband infrastructure. We expect to transition customers to an all IP-based network by 2020.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless
We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, multiple licensees, including six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensee may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors include companies such as Verizon Wireless, Sprint Nextel Corp., T-Mobile, Metro PCS and Cricket, a larger number of regional providers of cellular, PCS and other wireless communications services and resellers of those services. In addition, we face competition from providers who offer voice, text messaging and other services as applications on data networks. More than 97 percent of the U.S. population lives in areas with at least three mobile telephone operators, and 90 percent of the population lives in areas with at least five competing carriers.

The FCC may develop rules to auction or otherwise make available additional spectrum to the wireless industry. The FCC has indicated it plans to conduct an auction in 2014 under which up to 120 MHz of UHF TV spectrum could be reallocated for mobile wireless use. In addition, the FCC is required by law to auction up to 65 MHz of additional wireless spectrum in 2015. The FCC has yet to develop the rules under which this spectrum might be available. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service.

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2013 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are forcing customers to terminate their traditional local wireline service and use competitive wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. In most markets, we compete, often on pricing of bundled services, with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc., for local, high-speed Internet, video and voice services customers and other smaller telecommunications companies for both long-distance and local services customers.

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

Our wireline subsidiaries operate under state-specific forms of regulation for retail services that were either legislatively enacted or authorized by the appropriate state regulatory commission. Most states deregulate the competitive services; impose price caps for some services where the prices for these services are not tied to the cost of providing the services or to rate-of-return requirements; or adopt a regulatory framework that incorporates deregulation and price caps. Some states may impose minimum customer service standards with required payments if we fail to meet the standards.

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based) and consequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., long-distance telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our U-verse service and our relationships with satellite television providers. We will continue to develop innovative products that capitalize on our IP-based network (e.g., see Project VIP in “Other Business Matters”).

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity, and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, Competitive Local Exchange Carriers, regional phone Incumbent Local Exchange Carriers, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Orange Business Services, British Telecom, SingTel and Verizon Communications Inc., as well as competition from a number of large systems integrators, such as HP Enterprise Services.

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

Allowance for Doubtful Accounts  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $112.

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. Our assumed discount rate of 4.30% at December 31, 2012, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2012, we decreased our discount rate by 1.00%, resulting in an increase in our pension plan benefit obligation of $7,030 and an increase in our postretirement benefit obligation of $4,546. For the year ended December 31, 2011, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $3,384 and an increase in our postretirement benefit obligation of $2,114.

Our expected long-term rate of return on plan assets assumption was 8.25% for the year ended December 31, 2012. In 2013, due to the continued uncertainty in the securities markets, the U.S. economy and the plans’ asset mix, we have lowered our expected long-term rate of return on plan assets to 7.75%. Our expected return on plan assets is calculated using the actual fair value of plan assets. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the actual long-term rate of return would cause 2013 combined pension and postretirement cost to increase $260, which under our accounting policy would be recognized in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans.

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

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2012. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would result in a decrease of approximately $2,479 in our 2012 depreciation expense and that a one-year decrease would result in an increase of approximately $3,648 in our 2012 depreciation expense.

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

Goodwill, wireless FCC licenses and other trade names are not amortized but tested annually for impairment. We conduct our impairment tests as of October 1. We test goodwill on a reporting unit basis, and our reporting units coincide with our segments, except for certain operations in our Other segment. If, due to changes in how we manage the business, we move a portion of a reporting unit to another reporting unit, we determine the amount of goodwill to reallocate to the new reporting unit based on the relative fair value of the portion of the business moved and the portion of the business remaining in the reporting unit. The goodwill impairment test is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that measurement to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value (i.e., an indication of impairment exists), then we perform the second step.

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

As shown in Note 6, all of our goodwill resides in the Wireless and Wireline segments. For each of those segments, we assess their fair value using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes a 10-year cash flow projection with a perpetuity value discounted using an appropriate Weighted Average Cost of Capital (WACC) rate for each reporting unit. The market multiple approach uses a multiple of a company’s Earnings Before Interest, Taxes, and Depreciation and Amortization expenses (EBITDA). We determined the multiples of the publicly traded companies whose services are comparable to those offered by the segment and then calculated a weighted-average of those multiples. Using those weighted averages, we then calculated fair values for each of those segments. In 2012, the calculated fair value of the reporting unit exceeded book value in all circumstances and no additional testing was necessary. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been necessary. As a result of our 2011 impairment test, we recorded a goodwill impairment charge in the Advertising Solutions segment due to declines in the value of our directory business and that industry (see Note 6). We also recorded a corresponding impairment to an indefinite-lived trade name used by the former Advertising Solutions segment.

Wireless FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. As in prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company initially owns only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, EBITDA margins and churn rates. For impairment testing purposes, we assumed wireless revenue growth to trend down from our 2012 growth rate of 5.6% to a long-term growth rate that reflects expected long-term inflation trends. We assumed our churn rates will decline in 2013 from our rate of 1.35% in 2012, in line with expected trends in the industry but at a rate comparable with industry-leading churn. EBITDA margins were assumed to continue to trend at least 40%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. We based the assumptions, which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model, on a combination of average marketplace participant data and our historical results, trends and business plans. We also used operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc., to develop the projected cash flows. Since we included the cash flows associated with these other inputs in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless FCC licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. We used a discount rate of 9%, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. This discount rate is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

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

OTHER BUSINESS MATTERS

Retiree Phone Concession Litigation  In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell and Ameritech, contended that the cash reimbursement formerly paid to retirees living outside their company’s local service area, for telephone service they purchased from another provider, was a “defined benefit plan” within the meaning of ERISA. In January 2011, the trial court entered a final judgment in our favor. Plaintiffs appealed the judgment to the Fifth Circuit Court of Appeals and in April 2012, the Fifth Circuit affirmed the lower court’s judgment in our favor dismissing the case. In July 2012, Plaintiffs filed a petition for a writ of certiorari in the U.S. Supreme Court, which was denied in October 2012, thereby ending the litigation.

NSA Litigation  Twenty-four lawsuits were filed alleging that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs alleged that the defendants disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which Plaintiffs were a party. Plaintiffs sought damages, a declaratory judgment and injunctive relief for violations of the First and Fourth Amendments to the U.S. Constitution, the Foreign Intelligence Surveillance Act (FISA), the Electronic Communications Privacy Act and other federal and California statutes. We and the United States filed motions to dismiss the complaint. The court denied the motions, and we and the United States appealed. In August 2008, the U.S. Court of Appeals for the Ninth Circuit remanded the case to the district court without deciding the issue in light of the passage of the FISA Amendments Act, a provision of which addresses the allegations in these pending lawsuits (immunity provision). The immunity provision requires the pending lawsuits to be dismissed if the Attorney General certifies to the court either that the alleged assistance was undertaken by court order, certification, directive or written request or that the telecom entity did not provide the alleged assistance. In September 2008, the Attorney General filed his certification and asked the district court to dismiss all of the lawsuits pending against the AT&T Inc. telecommunications companies. The court granted the Government's motion to dismiss and entered final judgments in July 2009. In addition, a lawsuit seeking to enjoin the immunity provision’s application on grounds that it is unconstitutional was filed. In March 2009, we and the Government filed motions to dismiss this lawsuit. The court granted the motion to dismiss and entered final judgment in July 2009. All cases brought against the AT&T entities have been dismissed. In August 2009, plaintiffs in all cases filed an appeal with the Ninth Circuit Court of Appeals. In December 2011, the Ninth Circuit Court of Appeals affirmed the dismissals in all cases. In March 2012, the Plaintiffs in all but three cases filed a petition for writ of certiorari with the U.S. Supreme Court. The plaintiffs in two of the three cases filed petitions for rehearing with the Ninth Circuit Court of Appeals, both of which were denied. The plaintiffs in the third case did not file a petition in either court. In October 2012, the U.S. Supreme Court denied the remaining plaintiffs’ petition, thereby ending the litigation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Universal Service Fees Litigation  In October 2010, our wireless subsidiary was served with a purported class action in Circuit Court, Cole County, Missouri (MBA Surety Agency, Inc. v. AT&T Mobility, LLC), in which the plaintiffs contend that we violated the FCC’s rules by collecting Universal Service Fees on certain services not subject to such fees, including Internet access service provided over wireless handsets commonly called “smartphones” and wireless data cards, as well as collecting certain other state and local fees. Plaintiffs define the class as all persons who from April 1, 2003, until the present had a contractual relationship with us for Internet access through a smartphone or a wireless data card. Plaintiffs seek an unspecified amount of damages as well as injunctive relief. In October 2012, the Circuit Court in St. Louis, Missouri, to which the case had been transferred, granted preliminary approval to a settlement in which we receive a complete release of claims from members of the settlement class. Under the settlement, our liability to the class and its counsel is capped at approximately $150, the amount that was collected from customers but not owed or remitted to the government. The court has scheduled a final fairness hearing in February 2013, at which time the Court will consider, among other things, whether the settlement should be finally approved.

Wage and Hour Litigation  Two wage and hour cases were filed in federal court in December 2009 each asserting claims under the Fair Labor Standards Act (Luque et al. v. AT&T Corp. et al., U.S. District Court in the Northern District of California) (Lawson et al. v. BellSouth Telecommunications, Inc., U.S. District Court in the Northern District of Georgia). Luque also alleges violations of a California wage and hour law, which varies from the federal law. In each case, plaintiffs allege that certain groups of wireline supervisory managers were entitled to paid overtime and seek class action status as well as damages, attorneys’ fees and/or penalties. Plaintiffs have been granted conditional collective action status for their federal claims and also are expected to seek class action status for their state law claims. We have contested the collective and class action treatment of the claims, the merits of the claims and the method of calculating damages for the claims. A jury verdict was entered in favor of the Company in October 2011 in the U.S. District Court in Connecticut on similar FLSA claims. In April 2012, we settled these cases, subject to court approval, on terms that will not have a material effect on our financial statements. In October 2012, the court granted preliminary approval of the settlement in Luque, and the final approval hearing is scheduled for April 5, 2013. The parties anticipate filing the Motion for Preliminary Approval in Lawson in the first quarter of 2013.

Project VIP  In November 2012, we announced plans to significantly expand and enhance our wireless and wireline broadband networks to support future IP data growth and new services. As part of Project Velocity IP (VIP), we plan to expand our deployment of LTE wireless technology and deploy additional technology to further improve wireless spectrum efficiencies. To that end, we expect to cover at least 250 million people in the United States by year-end 2013 and approximately 300 million people in the United States by the end of 2014. In addition, we plan to expand our wireline IP broadband network to additional residential and small-business customer locations to cover approximately 75 percent of all such customer locations in our 22-state wireline service area by year-end 2015. This project is intended to support new revenue opportunities in four key areas: wireless, strategic network services, network managed (“cloud”) services and security as well as continued growth in existing wireless, U-verse and IP-related business services. We expect capital expenditures in the $21,000 range for 2013, and 2014 and 2015 to each be approximately $22,000, and then decrease to pre-Project VIP levels.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Atlantic Tele-Network, Inc. Transaction  On January 22, 2013, we announced an agreement to acquire Atlantic Tele-Network, Inc.’s (ATNI) U.S. retail wireless operations, operated under the Alltel brand, for $780 in cash. Under the terms of the agreement, we will acquire wireless properties, including licenses, network assets, retail stores and approximately 585,000 subscribers. The transaction is subject to review by the FCC and the Department of Justice (DOJ) and to other customary closing conditions and is expected to close in the second half of 2013.

Spectrum Acquisitions  On January 24, 2013, we acquired NextWave Wireless Inc. (NextWave), which holds wireless licenses in the Wireless Communication Services (WCS) and Advanced Wireless Service (AWS) bands. We acquired all the equity and purchased a portion of the debt of NextWave for $600. Certain of NextWave’s assets were distributed to the holders of its debt in redemption of the remainder of that debt. During January 2013, we have also closed approximately $400 of other wireless spectrum acquisitions from various companies.

On January 25, 2013, we announced an agreement to acquire spectrum in the 700 MHz B band from Verizon Wireless for $1,900 in cash and an assignment of AWS spectrum licenses in five markets. The 700 MHz licenses to be acquired by AT&T cover 42 million people in 18 states. The transaction is subject to review by the FCC and DOJ. We expect to close the transaction in the second half of 2013.

Labor Contracts  As of January 31, 2013, we employed approximately 242,000 persons. Approximately 55 percent of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers or other unions. Contracts covering approximately 77,000 (as of December 31, 2012) employees expired during 2012 and we have reached new contracts covering approximately 57,000 of those employees. Contracts covering wireline employees in California, Connecticut and Nevada expired in April 2012 and remain subject to negotiation. In addition, during 2012, we entered into a new national four-year contract covering only benefits with the approximately 40,000 employees in our mobility business; contracts covering wages and other non-benefit working terms for these mobility employees are structured on a regional basis and one regional contract for 20,000 employees expired during February 2013. Contracts covering approximately 30,000 non-mobility employees will expire during 2013, including approximately 20,000 wireline employees in our five-state Southwest region. On February 6, 2013, we announced a tentative agreement with the CWA covering the wireline employees in our Southwest region; this agreement is subject to ratification by these employees. After expiration of the current agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached.

Environmental  We are subject from time to time to judicial and administrative proceedings brought by various governmental authorities under federal, state or local environmental laws. We reference in our Forms 10-Q and 10-K certain environmental proceedings that could result in monetary sanctions (exclusive of interest and costs) of one hundred thousand dollars or more. However, we do not believe that any of those currently pending will have a material adverse effect on our results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

LIQUIDITY AND CAPITAL RESOURCES

We had $4,868 in cash and cash equivalents available at December 31, 2012. Cash and cash equivalents included cash of $482 and money market funds and other cash equivalents of $4,386. Cash and cash equivalents increased $1,823 since December 31, 2011. During 2012, cash inflows were primarily provided by cash receipts from operations, a net increase in our long-term debt and cash received from the sale of our Advertising Solutions segment. These inflows were largely offset by cash used to meet the needs of the business, including but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, stock repurchases and the acquisition of wireless spectrum. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2012, cash provided by operating activities was $39,176, compared to $34,743 in 2011. Higher operating cash flows in 2012 are due to non-recurring payments made in the prior year, including a $3,000 merger breakup fee to Deutsche Telekom AG (Deutsche Telekom) and a contribution to our pension plan of $1,000, as well as improvements in inventory and working capital management during 2012.

During 2011, cash provided by operating activities was $34,743 compared to $35,222 in 2010. Our lower operating cash flows reflected the payment of $3,000 cash to Deutsche Telekom and a contribution to our pension plan of $1,000 partially offset by decreased tax payments of $3,506. Operating cash in 2011 was also positively affected by our decision to pay approximately $2,500 of retiree postretirement expenses from plan assets, as opposed to our prior-year election to pay these out of corporate funds.

Cash Used in or Provided by Investing Activities
During 2012, cash used in investing activities consisted primarily of:
•	$19,465 in capital expenditures, excluding interest during construction.
•	$263 in interest during construction.
•	$691 purchase of spectrum licenses.

During 2012, cash provided by investing activities consisted primarily of:
•	$740 from the sale of our Advertising Solutions segment.
•	$65 from the sale of securities, net of investments.

Virtually all of our capital expenditures are spent on our wireless and wireline networks, our U-verse services and support systems for our communications services. Capital expenditures, excluding interest during construction, decreased $645 from 2011 and decreased $544 when including interest during construction. Capital spending in our Wireless segment, excluding capitalized interest during construction, represented 55% of our total spending and increased 10% in 2012. The Wireline segment, which includes U-verse services, represented 45% of the total capital expenditures, excluding interest during construction, and decreased 15% in 2012. Wireless expenditures were primarily used for network capacity expansion, integration and upgrades to our HSPA network and the deployment of LTE equipment.

We expect that our capital expenditures during 2013 will be in the $21,000 range. This amount may change if the regulatory environment becomes more unfavorable for investment. We expect increases in our Wireless segment and stable investments in our Wireline segment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory considerations.

Cash Used in or Provided by Financing Activities
We paid dividends of $10,241 in 2012, $10,172 in 2011, and $9,916 in 2010, primarily reflecting dividend rate increases and partially offset by the decline in shares outstanding due to our repurchases during 2012. In November 2012, our Board of Directors approved a 2.3% increase in the quarterly dividend from $0.44 to $0.45 per share. This follows a 2.3% dividend increase approved by our Board in December 2011. Dividends declared by our Board of Directors totaled $1.77 per share in 2012, $1.73 per share in 2011, and $1.69 per share in 2010. Our dividend policy considers the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In 2012, in response to lower market interest rates, we undertook several activities related to our long-term debt. During 2012, we received net proceeds of $13,486 from the issuance of $13,569 in long-term debt with an average weighted maturity of approximately 12 years and an average interest rate of 2.54%. We redeemed $8,083 in borrowing, including $6,200 in early redemptions, with an average interest rate of 5.58%. Debt issued included:
•	$1,000 of 0.875% global notes due 2015.
•	$1,000 of 1.6% global notes due 2017.
•	$1,000 of 3% global notes due 2022.
•	£1,250 of 4.875% global notes due 2044 (equivalent to $1,979 when issued).
•	$1,150 of 1.7% global notes due 2017.
•	$850 of 3% global notes due 2022.
•	€1,000 of 1.875% global notes due 2020 (equivalent to $1,290 when issued).
•	$1,000 of 0.8% global notes due 2015.
•	$1,500 of 1.4% global notes due 2017.
•	$1,500 of 2.625% global notes due 2022.
•	€1,000 of 3.55% global notes due 2032 (equivalent to $1,300 when issued).

During 2012, cash paid to redeem debt totaled $8,733 and consisted of $650 for a debt exchange and the following repayments:
•	$1,835 in repayments of long-term debt with a weighted-average interest rate of 5.40%.
•	$2,500 for the early redemption of the AT&T Inc. 4.95% global notes originally due in November 2013.
•	$1,500 for the early redemption of the AT&T Inc. 6.7% notes originally due in November 2013.
•	$1,200 for the early redemption of the AT&T Inc. 6.375% notes originally due in November 2056.
•	$1,000 for the early redemption of the AT&T Inc. 4.85% global notes originally due in February 2014.
•	$48 in repayments of capitalized leases.

During 2012, we completed a private debt exchange covering $4,099 of various notes with stated rates of 6.00% to 8.75% for $1,956 in new 4.3% AT&T Inc. global notes due 2042 and $3,044 in new 4.35% AT&T Inc. global notes due 2045 plus a $650 cash payment.

On February 12, 2013, we issued $1,000 of 0.900% global notes due 2016 and $1,250 of floating rate notes due in 2016. The floating rate for the note is based upon the three-month London Interbank Offered Rate (LIBOR), reset quarterly, plus 38.5 basis points.

At December 31, 2012, we had $3,486 of debt maturing within one year, substantially all of which was long-term debt maturities. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth Corporation that may be put back to us each April until maturity in 2021.
•
An accreting zero-coupon note that may be redeemed each May until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

In December 2010, our Board of Directors authorized the repurchase of up to 300 million shares of AT&T common stock. We began buying back stock under this program in the first quarter of 2012. In July 2012, the Board of Directors authorized the repurchase of an additional 300 million shares. As of December 31, 2012, we have repurchased 371 million shares totaling $12,752. During the fourth-quarter 2012, we completed the repurchase of shares authorized by the Board of Directors in December 2010 and continued to repurchase shares under the July 2012 authorization. We expect to continue repurchasing our common stock and plan to complete repurchases under the July 2012 authorization as early as mid-year.

We plan to fund our 2013 financing activities through a combination of cash from operations and debt issuances. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends. The emphasis of our financing activities will be the payment of dividends, subject to approval by our Board of Directors, the repayment of debt and share repurchases.

Credit Facilities
On December 11, 2012, we amended and extended for an additional one-year term our existing $5,000, four-year revolving credit agreement (Four-Year Agreement) with a syndicate of banks until December 2016. We also entered into a new $3,000, five-year revolving credit agreement (Five-Year Agreement), with a syndicate of banks, to replace our expiring 364-day revolving credit agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2012, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Advances under both agreements would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of:  (a) the base (or prime) rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the LIBOR applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin, as set forth in the Agreement (Applicable Margin); or

•	at a rate equal to: (i) the LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The Applicable Margin for both agreements will equal 0.565% per annum if our unsecured long-term debt is rated at least A+ by Standard & Poor’s (S&P) or Fitch, Inc. (Fitch) or A1 by Moody’s Investors Service (Moody’s). The Applicable Margin will be 0.680% per annum if our unsecured long-term debt ratings are A or A2 and will be 0.910% per annum in the event our unsecured long-term debt ratings are A- and A3 (or below). In the event that AT&T’s unsecured long-term debt ratings are split by S&P, Moody’s and Fitch, then the Applicable Margin will be determined by the highest of the three ratings, except that in the event the lowest of such ratings is more than one level below the highest of the ratings then the Applicable Margin will be determined based on the level that is one level above the lowest of such ratings.

Under each agreement AT&T will pay a facility fee of 0.060%, 0.070% or 0.090% per annum, depending on AT&T’s credit rating, of the amount of lender commitments.

Both agreements contain a negative pledge covenant, which requires that, if at any time AT&T or a subsidiary pledges assets or otherwise permits a lien on its properties, advances under the agreement will be ratably secured, subject to specified exceptions. Both agreements also contain a financial ratio covenant that provides that AT&T will maintain, as of the last day of each fiscal quarter, a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreements) ratio of not more than 3.0 to 1, for the four quarters then ended.

Defaults under both agreements, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:
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

Both the Five-Year Agreement and the Four-Year Agreement contain provisions permitting subsidiaries to be added as additional borrowers, with or without a guarantee by AT&T Inc. The terms of the guarantee are set forth in the agreements.

Four-Year Agreement
The obligations of the lenders under the Four-Year Agreement to provide advances will terminate on December 11, 2016, unless prior to that date either:  (i) AT&T and, if applicable, a Co-Borrower, reduces to $0 the commitments of the lenders under the Agreement or (ii) certain events of default occur. The Agreement also provides that AT&T and lenders representing more than 50% of the facility amount may agree to extend their commitments under the Four-Year Agreement for two additional one-year periods beyond the December 11, 2016, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Five-Year Agreement
The obligations of the lenders under the Five-Year Agreement to provide advances will terminate on December 11, 2017, unless prior to that date either:  (i) AT&T, and if applicable, a Co-Borrower, reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for two one-year periods beyond the December 11, 2017, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by América Móvil. At December 31, 2012, our debt ratio was 43.0%, compared to 38.0% at December 31, 2011, and 37.1% at December 31, 2010. The debt ratio is affected by the same factors that affect total capital, and reflects our recent debt issuances and stock repurchases. Total capital decreased $8,011 in 2012 compared to a decrease of $7,567 in 2011. The 2012 capital decrease was primarily due to the stock repurchases of $12,752, which increased our debt ratio in 2012.

A significant amount of our cash outflows are related to tax items and benefits paid for current and former employees. Total taxes incurred, collected and remitted by AT&T during 2012, 2011, and 2010 were $19,703, $19,224 and $24,614. These taxes include income, franchise, property, sales, excise, payroll, gross receipts and various other taxes and fees. Total health and welfare benefits provided to certain active and retired employees and their dependents totaled $5,300 in 2012, with $1,842 paid from plan assets. Of those benefits, $4,427 related to medical and prescription drug benefits. During 2012, we paid $5,729 of pension benefits out of plan assets.

In October 2012, we filed an application with the U.S. Department of Labor (DOL) for approval to contribute a preferred equity interest in our Mobility business to the trust used to pay pension benefits under plans sponsored by AT&T. The preferred interest does not have any voting rights, has a fair market value estimated at $9,500 and a liquidation value of $8,000 and is entitled to receive cumulative cash distributions of $560 per annum. So long as we make the distributions, we will have no limitations on our ability to declare a dividend or repurchase shares.

At December 31, 2012, the present value of AT&T’s pension liabilities exceeded the fair value of trust assets by approximately $13,851. The preferred equity interest is estimated to be valued at $9,500 upon contribution and will significantly improve the funding for the plans, enhancing the strength of the trust for AT&T’s employees and retirees. Prior to the contribution of the preferred interest, the estimated required contribution for 2013 is approximately $300. We will continue to work with the DOL to obtain approval before the end of 2013. If we receive DOL approval before the due date, including extensions, for our 2012 income tax return, we expect to deduct the contribution on our 2012 return. Our current income tax liability at December 31, 2012, reflects a deduction for the pension contribution.

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

Our contractual obligations as of December 31, 2012, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the insignificant amounts of such obligations at December 31, 2012. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included, in the following table, obligations that primarily relate to benefit funding due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $28,491; postemployment benefit obligations of $41,392; and other noncurrent liabilities of $11,592, which included deferred lease revenue from our agreement with American Tower Corp. of $420 (see Note 14).

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Long-term debt obligations1	$71,035	$3,475	$10,302	$9,680	$47,578
Interest payments on long-term debt	60,174	3,446	6,503	5,670	44,555
Operating lease obligations	24,065	2,706	5,102	4,502	11,755
Unrecognized tax benefits2	2,945	258	-	-	2,687
Purchase obligations3	9,560	3,744	3,890	1,469	457
Retirement benefit funding obligation4	300	300	-	-	-
Total Contractual Obligations	$168,079	$13,929	$25,797	$21,321	$107,032
1	Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
2	The noncurrent portion of the UTBs is included in the “More than 5 Years” column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time.
See Note 10 for additional information.
3
We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $898 in 2013, $989 in the aggregate for 2014 and 2015, $467 in the aggregate for 2016 and 2017, and $352 in the aggregate thereafter.

Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.
4	Required contribution to our pension plans (see Note 11). Future required pension funding will be determined in accordance with ERISA regulations.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2012. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2012.

	Maturity
								Fair Value
	2013	2014	2015	2016	2017	Thereafter	Total	December 31, 2012
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$-	$500	$1,500	$-	$-	$1,000	$3,000	$287
Weighted-Average
Variable Rate Payable1	1.3%	1.3%	1.6%	2.5%	3.1%	3.5%
Weighted-Average
Fixed Rate Receivable	4.0%	3.9%	4.5%	5.6%	5.6%	5.6%
1	Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 4 and 275 basis points.

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

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. For foreign exchange forward contracts outstanding at December 31, 2012, the change in fair value was immaterial. Furthermore, because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

The comparison above assumes $100 invested on December 31, 2007, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

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

Adverse changes in medical costs and the U.S. securities markets and a further decline in interest rates could materially increase our benefit plan costs.

Our costs to provide current benefits and funding for future benefits are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. We have experienced historically low interest rates during the last several years and we expect these rates to continue at similarly low levels for the next several years; this has led to both lower investment returns on our plan assets and to higher funding obligations. It is also unclear how many provisions of the new national healthcare law will apply to us since many regulations implementing the law have not been finalized. In calculating the costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our costs will increase.

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

Adverse changes in global financial markets could limit our ability and our larger customers' ability to access capital or increase the cost of capital needed to fund business operations.

The continuing instability in the global financial markets has resulted in periodic volatility in the credit, currency, equity and fixed income markets. Volatility has limited, in some cases severely, companies’ access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data and wireless services, may be forced to delay or reduce or be unable to finance purchases of our products and services and may delay payment or default on outstanding bills to us. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face new capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. A company’s cost of borrowing is also affected by evaluations given by various credit rating agencies and these agencies have been applying tighter credit standards when evaluating a company’s debt levels and future growth prospects. While we have been successful in continuing to access the credit and fixed income markets when needed, adverse changes in the financial markets could render us either unable to access these markets or able to access these markets only at higher interest costs and with restrictive financial or other conditions, severely affecting our business operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In order to remain competitive, we are deploying a more sophisticated wireline network and continue to deploy a more sophisticated wireless network, as well as research other new technologies. We expect our recently announced plans to significantly expand and enhance our wireless and wireline IP broadband networks will result in increased capital expenditures and increased debt levels as these plans are implemented. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

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

The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. To this end, we have announced plans to accelerate our deployment of LTE wireless technology and deploy other technology advancements in order to further improve network quality and the efficient use of our spectrum.

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

We expect our operating costs, including customer acquisition and retention costs will continue to put pressure on pricing, margins and customer retention levels. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) and business models (e.g., advertising-supported) are typically subject to less (or no) regulation than our wireline subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to operating on newer, more technically advanced and lower-cost networks and a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). Over time these cost disparities could require us to evaluate the strategic worth of various wireline operations. To this end, we have begun initiatives at both the state and federal levels to obtain regulatory approvals, where needed, to transition services from our older copper-based network to an advanced IP-based network. If we do not obtain regulatory approvals for this transition or obtain approvals with onerous conditions attached, we could experience significant cost and competitive disadvantages.

The continued success of our U-verse services initiative will depend on the development of attractive and profitable broadband and video service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; the availability of content on reasonable terms and conditions, including price, and the availability and reliability of the various technologies required to provide such offerings.

Telecommunications technology has shifted from the traditional circuit- and wire-based technology to IP-based technology. IP-based technology can transport voice and data, as well as video, from both wired and wireless networks. IP-based networks also potentially cost less to operate than traditional networks. Our competitors, many of which are newer companies, are deploying this IP-based technology. In order to continue to offer attractive and competitively priced services, we have deployed a new broadband network to offer IP-based voice, data and video services. Should regulatory requirements change, our deployment could be limited to only those geographical areas where regulation is not burdensome. In addition, should the delivery of services expected to be deployed on our network be delayed due to technological or regulatory constraints, performance of suppliers, or other reasons, or the cost of providing such services, including the availability and cost of content for our video offerings, becomes higher than expected, customers may decide to purchase services from our competitors, which would adversely affect our revenues and margins, and such effects could be material.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equipment failures, natural disasters, computer hacking and terrorist acts may materially adversely affect our operations.

Major equipment failures or natural disasters, including severe weather, computer hacking, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, or our customer account support and information systems, could have a material adverse effect on our operations. While we have been subject to security breaches or cyber attacks, these did not result in a material adverse effect on our operations. Our inability to operate our wireline, wireless or customer-related support systems as a result of such events, even for a limited time period, could result in significant expenses, potential legal liability or a loss of customers or impair our ability to attract new customers, any of which could have a material adverse effect on our business, results of operations and financial condition.

A majority of our workforce is represented by labor unions. Absent the successful negotiation of agreements that either expired during 2012 or are scheduled to expire during 2013, we could experience lengthy work stoppages.

A majority of our employees are represented by labor unions as of year-end 2012. Labor contracts covering many of the employees either will expire during 2013 or expired during 2012 and remain subject to negotiation. We experienced a work stoppage in 2004 when the contracts involving our wireline employees expired, and we may experience additional work stoppages in 2013. A work stoppage could adversely affect our business operations, including a loss of revenue and strained relationships with customers, and we cannot predict the length of any such strike. We cannot predict the new contract provisions or the impact of any new contract on our financial condition.

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
•
Increases in our benefit plans’ costs, including increases due to adverse changes in the United States and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates and adverse medical cost trends and unfavorable healthcare legislation, regulations or related court decisions.

•
The final outcome of FCC and other federal agency proceedings and reopenings of such proceedings and judicial reviews, if any, of such proceedings, including issues relating to access charges, intercarrier compensation, interconnection obligations, transitioning from legacy technologies to IP-based infrastructure, universal service, broadband deployment, E911 services, competition, net neutrality, unbundled loop and transport elements, availability of new spectrum from the FCC on fair and balanced terms, wireless license awards and renewals and wireless services, including data roaming agreements and spectrum allocation, and the sunset of the traditional copper-based network services and regulatory obligations.

•
The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings and judicial reviews, if any, of such proceedings, including proceedings relating to Interconnection terms, access charges, universal service, unbundled network elements and resale and wholesale rates; broadband deployment including our U-verse services; net neutrality; performance measurement plans; service standards; and intercarrier and other traffic compensation.

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
•
The availability and cost of additional wireless spectrum and regulations and conditions relating to spectrum use, licensing, obtaining additional spectrum, technical standards and deployment and usage, including network management rules.

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

•
The uncertainty surrounding further congressional action to address spending reductions and negotiations over the debt ceiling, which may result in a significant reduction in government spending and reluctance of businesses and consumers to spend in general and on our products and services specifically, due to this fiscal uncertainty.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2012	2011	2010
Operating Revenues
Wireless service	$59,186	$56,726	$53,510
Data	31,798	29,560	27,512
Voice	22,619	25,126	28,332
Directory	1,049	3,293	3,935
Other	12,782	12,018	10,991
Total operating revenues	127,434	126,723	124,280

Operating Expenses
Cost of services and sales (exclusive of depreciation
and amortization shown separately below)	55,215	54,836	50,257
Selling, general and administrative	41,079	41,382	34,986
Impairment of intangible assets	-	2,910	85
Depreciation and amortization	18,143	18,377	19,379
Total operating expenses	114,437	117,505	104,707
Operating Income	12,997	9,218	19,573

Other Income (Expense)
Interest expense	(3,444)	(3,535)	(2,994)
Equity in net income of affiliates	752	784	762
Other income (expense) – net	134	249	897
Total other income (expense)	(2,558)	(2,502)	(1,335)
Income from Continuing Operations Before Income Taxes	10,439	6,716	18,238
Income tax (benefit) expense	2,900	2,532	(1,162)
Income from Continuing Operations	7,539	4,184	19,400
Income from Discontinued Operations, net of tax	-	-	779
Net Income	7,539	4,184	20,179
Less: Net Income Attributable to Noncontrolling Interest	(275)	(240)	(315)
Net Income Attributable to AT&T	$7,264	$3,944	$19,864

Basic Earnings Per Share from Continuing Operations
Attributable to AT&T	$1.25	$0.66	$3.23
Basic Earnings Per Share from Discontinued Operations
Attributable to AT&T	-	-	0.13
Basic Earnings Per Share Attributable to AT&T	$1.25	$0.66	$3.36

Diluted Earnings Per Share from Continuing Operations
Attributable to AT&T	$1.25	$0.66	$3.22
Diluted Earnings Per Share from Discontinued Operations
Attributable to AT&T	-	-	0.13
Diluted Earnings Per Share Attributable to AT&T	$1.25	$0.66	$3.35
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Comprehensive Income
Dollars in millions
	2012	2011	2010
Net income	$7,539	$4,184	$20,179
Other comprehensive income, net of tax:
Foreign currency translation adjustments (includes $0, $(1) and $3 attributable to noncontrolling interest), net of taxes of $48, $66 and $146	87	122	274
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses), net of taxes of $64, $(21), and $(12)	118	(41)	(22)
Reclassification adjustment realized in net income, net of taxes of $(36), $(29) and $7	(68)	(54)	14
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses), net of taxes of $154, $(140) and $(182)	283	(256)	(334)
Reclassification adjustment included in net income, net of taxes of $15, $8 and $7	28	15	12
Defined benefit postretirement plans:
Net actuarial loss from equity method investees arising during period, net of taxes of $(32), $0 and $0	(53)	-	-
Net prior service credit arising during period, net of taxes of $1,378, $699 and $298	2,249	1,140	487
Amortization of net prior service credit included in net income, net of taxes of $(361), $(282) and $(243)	(588)	(460)	(396)
Other	-	1	2
Other comprehensive income	2,056	467	37
Total comprehensive income	9,595	4,651	20,216
Less: Total comprehensive income attributable to noncontrolling interest	(275)	(239)	(318)
Total Comprehensive Income Attributable to AT&T	$9,320	$4,412	$19,898
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2012	2011
Assets
Current Assets
Cash and cash equivalents	$4,868	$3,045
Accounts receivable - net of allowances for doubtful accounts of $547 and $878	12,657	13,231
Prepaid expenses	1,035	1,102
Deferred income taxes	1,036	1,470
Other current assets	3,110	4,137
Total current assets	22,706	22,985
Property, Plant and Equipment – Net	109,767	107,087
Goodwill	69,773	70,842
Licenses	52,352	51,374
Customer Lists and Relationships – Net	1,391	2,757
Other Intangible Assets – Net	5,032	5,212
Investments in and Advances to Equity Affiliates	4,581	3,718
Other Assets	6,713	6,467
Total Assets	$272,315	$270,442

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$3,486	$3,453
Accounts payable and accrued liabilities	20,911	19,956
Advanced billing and customer deposits	3,808	3,872
Accrued taxes	1,026	1,003
Dividends payable	2,556	2,608
Total current liabilities	31,787	30,892
Long-Term Debt	66,358	61,300
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	28,491	25,748
Postemployment benefit obligation	41,392	34,011
Other noncurrent liabilities	11,592	12,694
Total deferred credits and other noncurrent liabilities	81,475	72,453
Stockholders’ Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2012
and 2011: issued 6,495,231,088 at December 31, 2012 and 2011)	6,495	6,495
Additional paid-in capital	91,038	91,156
Retained earnings	22,481	25,453
Treasury stock (913,836,325 at December 31, 2012 and 568,719,202
at December 31, 2011, at cost)	(32,888)	(20,750)
Accumulated other comprehensive income	5,236	3,180
Noncontrolling interest	333	263
Total stockholders’ equity	92,695	105,797
Total Liabilities and Stockholders’ Equity	$272,315	$270,442
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2012	2011	2010
Operating Activities
Net income	$7,539	$4,184	$20,179
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,143	18,377	19,379
Undistributed earnings from investments in equity affiliates	(615)	(623)	(603)
Provision for uncollectible accounts	1,117	1,136	1,334
Deferred income tax expense and noncurrent unrecognized tax benefits	1,285	2,937	(3,280)
Net (gain) loss from sale of investments, net of impairments	(19)	(89)	(802)
Impairment of intangible assets	-	2,910	85
Actuarial loss on pension and postretirement benefits	9,994	6,280	2,521
Income from discontinued operations	-	-	(779)
Changes in operating assets and liabilities:
Accounts receivable	(1,365)	(1,164)	(101)
Other current assets	1,017	(397)	(185)
Accounts payable and accrued liabilities	1,798	(341)	(1,230)
Retirement benefit funding	-	(1,000)	-
Other - net	282	2,533	(1,296)
Total adjustments	31,637	30,559	15,043
Net Cash Provided by Operating Activities	39,176	34,743	35,222

Investing Activities
Construction and capital expenditures:
Capital expenditures	(19,465)	(20,110)	(19,530)
Interest during construction	(263)	(162)	(772)
Acquisitions, net of cash acquired	(828)	(2,368)	(2,906)
Dispositions	812	1,301	1,830
Sales (purchases) of securities, net	65	62	(100)
Other	(1)	27	29
Net Cash Used in Investing Activities	(19,680)	(21,250)	(21,449)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	1	(1,625)	1,592
Issuance of long-term debt	13,486	7,936	2,235
Repayment of long-term debt	(8,733)	(7,574)	(9,294)
Purchase of treasury stock	(12,752)	-	-
Issuance of treasury stock	477	237	50
Dividends paid	(10,241)	(10,172)	(9,916)
Other	89	(451)	(516)
Net Cash Used in Financing Activities	(17,673)	(11,649)	(15,849)
Net increase (decrease) in cash and cash equivalents	1,823	1,844	(2,076)
Cash and cash equivalents beginning of year	3,045	1,201	3,277
Cash and Cash Equivalents End of Year	$4,868	$3,045	$1,201
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity
Dollars and shares in millions except per share amounts
	2012		2011		2010
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of stock	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,156		$91,731		$91,707
Issuance of treasury stock		120		132		159
Share-based payments		(78)		(118)		(130)
Share of equity method investee capital transactions		(160)		(290)		-
Change related to acquisition of interests held by noncontrolling owners		-		(299)		(5)
Balance at end of year		$91,038		$91,156		$91,731

Retained Earnings
Balance at beginning of year		$25,453		$31,792		$21,944
Net income attributable to AT&T ($1.25, $0.66 and $3.35 per diluted share)		7,264		3,944		19,864
Dividends to stockholders ($1.77, $1.73 and $1.69 per share)		(10,196)		(10,244)		(9,985)
Other		(40)		(39)		(31)
Balance at end of year		$22,481		$25,453		$31,792

Treasury Stock
Balance at beginning of year	(568)	$(20,750)	(584)	$(21,083)	(593)	$(21,260)
Repurchase of common stock	(371)	(12,752)	-	-	-	-
Issuance of treasury stock	25	614	16	333	9	177
Balance at end of year	(914)	$(32,888)	(568)	$(20,750)	(584)	$(21,083)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity (continued)
Dollars and shares in millions except per share amounts
	2012	2011	2010
	Amount	Amount	Amount
Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year	$3,180	$2,712	$2,678
Other comprehensive income attributable to AT&T	2,056	468	34
Balance at end of year	$5,236	$3,180	$2,712

Noncontrolling Interest:
Balance at beginning of year	$263	$303	$425
Net income attributable to noncontrolling interest	275	240	315
Distributions	(205)	(220)	(278)
Acquisition of interests held by noncontrolling owners	-	(59)	(162)
Translation adjustments attributable to noncontrolling interest, net of taxes	-	(1)	3
Balance at end of year	$333	$263	$303

Total Stockholders’ Equity at beginning of year	$105,797	$111,950	$101,989
Total Stockholders’ Equity at end of year	$92,695	$105,797	$111,950
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  Throughout this document, AT&T Inc. is referred to as “AT&T,” “we” or the “Company.” The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally, providing wireless communications services, local exchange services, long-distance services, data/broadband and Internet services, video services, telecommunications equipment, managed networking and wholesale services. During 2012, we sold our Advertising Solutions segment (see Note 4).

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 7). We also record our proportionate share of our equity method investees’ other comprehensive income (OCI) items, including actuarial gains and losses on pension and other postretirement benefit obligations.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. We have reclassified and reallocated certain amounts in prior-period financial statements to conform to the current period’s presentation, including a reclassification and realignment of certain operating expenses based on an enhanced activity-based expense tracking system.

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

Cash and Cash Equivalents  Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2012, we held $482 in cash and $4,386 in money market funds and other cash equivalents.

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

Inventory  Inventories, which are included in “Other current assets” on our consolidated balance sheets, were $1,036 at December 31, 2012, and $1,188 at December 31, 2011. Wireless handsets and accessories, which are valued at the lower of cost or market (determined using current replacement cost) were $888 as of December 31, 2012, and $1,082 as of December 31, 2011. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, or specific costs in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

Property, Plant and Equipment  Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 5). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology. Accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation, and no gain or loss is recognized on the disposition of these assets.

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

Goodwill, FCC licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments (Wireless and Wireline), to the fair value of those reporting units calculated under a discounted cash flow approach as well as a market multiple approach. FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. We perform our test of the fair values of FCC licenses using a discounted cash flow model. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name. The fair value measurements used are considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 9).

Intangible assets that have finite useful lives are amortized over their useful lives (see Note 6). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method of amortization.

Advertising Costs  We expense advertising costs for advertising products and services or for promoting our corporate image as we incur them (see Note 14).

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (accumulated OCI) in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 9).

Employee Separations  We established obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. At December 31, 2012, we had severance accruals of $120 and at December 31, 2011, we had severance accruals of $335. The decline was primarily due to payments during the year.

Pension and Other Postretirement Benefits  See Note 11 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions and our policy for recognizing the associated gains and losses.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 2. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2012, 2011 and 2010, are shown in the table below:

Year Ended December 31,	2012	2011	2010
Numerators
Numerator for basic earnings per share:
Income from continuing operations	$7,539	$4,184	$19,400
Income attributable to noncontrolling interest	(275)	(240)	(315)
Income from continuing operations attributable to AT&T	7,264	3,944	19,085
Dilutive potential common shares:
Other share-based payment	12	11	11
Numerator for diluted earnings per share	$7,276	$3,955	$19,096
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	5,801	5,928	5,913
Dilutive potential common shares:
Stock options	3	4	3
Other share-based payment (in shares)	17	18	22
Denominator for diluted earnings per share	5,821	5,950	5,938
Basic earnings per share from continuing operations attributable to AT&T	$1.25	$0.66	$3.23
Basic earnings per share from discontinued operations attributable to AT&T	-	-	0.13
Basic earnings per share attributable to AT&T	$1.25	$0.66	$3.36
Diluted earnings per share from continuing operations attributable to AT&T	$1.25	$0.66	$3.22
Diluted earnings per share from discontinued operations attributable to AT&T	-	-	0.13
Diluted earnings per share attributable to AT&T	$1.25	$0.66	$3.35

At December 31, 2012, 2011 and 2010, we had issued and outstanding options to purchase approximately 17 million, 66 million, and 130 million shares of AT&T common stock. The exercise prices of 3 million, 40 million, and 100 million shares in 2012, 2011, and 2010 were above the average market price of AT&T stock for the respective periods. Accordingly, we did not include these amounts in determining the dilutive potential common shares. At December 31, 2012, the exercise prices of 14 million vested stock options were below market price.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. We analyze our operating segments based on segment income before income taxes. We make our capital allocation decisions based on our strategic direction of the business, needs of the network (wireless or wireline) providing services and other assets needed to provide emerging services to our customers. Actuarial gains and losses from pension and other postemployment benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in each segment’s reportable results. The customers and long-lived assets of our reportable segments are predominantly in the United States. At December 31, 2012, we had three reportable segments: (1) Wireless, (2) Wireline and (3) Other. Our operating results prior to May 9, 2012, also included Advertising Solutions, which was a reportable segment. On May 8, 2012, we completed the sale of our Advertising Solutions segment and received a 47 percent equity interest in the new entity YP Holdings LLC (YP Holdings) (see Note 4).

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services. This segment includes our portion of the results from our mobile payment joint venture marketed as the Isis Mobile WalletTM (ISIS), which is accounted for as an equity investment.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verse® high-speed broadband, video and voice services and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements. The Wireline segment results have been reclassified to exclude the operating results of the home monitoring business moved to our Other segment and to include the operating results of customer information services, which were previously reported in our Other segment’s results.

The Advertising Solutions segment included our directory operations, which published Yellow and White Pages directories and sold directory advertising and Internet-based advertising and local search through May 8, 2012 (see Note 4).

The Other segment includes our portion of the results from our international equity investments, our 47 percent equity interest in YP Holdings, and costs to support corporate-driven activities and operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated. The Other segment results have been reclassified to exclude the operating results of customer information services, which are now reported in our Wireline segment’s results.

In the following tables, we show how our segment results are reconciled to our consolidated results reported.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Segment Results, including a reconciliation to AT&T consolidated results, for 2012, 2011, and 2010 are as follows:
At December 31, 2012 and for the year ended			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Total segment operating revenues	$66,763	$59,567	$1,049	$55	$-	$127,434
Operations and support expenses	43,296	41,207	773	1,024	9,994	96,294
Depreciation and amortization expenses	6,873	11,123	106	41	-	18,143
Total segment operating expenses	50,169	52,330	879	1,065	9,994	114,437
Segment operating income (loss)	16,594	7,237	170	(1,010)	(9,994)	12,997
Interest expense	-	-	-	-	3,444	3,444
Equity in net income (loss) of affiliates	(62)	(2)	-	816	-	752
Other income (expense) – net	-	-	-	-	134	134
Segment income (loss) before income taxes	$16,532	$7,235	$170	$(194)	$(13,304)	$10,439
Segment Assets	$132,556	$134,386	$-	$10,728	$(5,355)	$272,315
Investments in and advances to equity method affiliates	41	-	-	4,540	-	4,581
Expenditures for additions to long-lived assets	10,795	8,914	13	6	-	19,728

At December 31, 2011 and for the year ended			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Total segment operating revenues	$63,215	$60,140	$3,293	$75	$-	$126,723
Operations and support expenses	41,282	41,360	5,175	5,031	6,280	99,128
Depreciation and amortization expenses	6,329	11,615	386	47	-	18,377
Total segment operating expenses	47,611	52,975	5,561	5,078	6,280	117,505
Segment operating income (loss)	15,604	7,165	(2,268)	(5,003)	(6,280)	9,218
Interest expense	-	-	-	-	3,535	3,535
Equity in net income (loss) of affiliates	(29)	-	-	813	-	784
Other income (expense) – net	-	-	-	-	249	249
Segment income (loss) before income taxes	$15,575	$7,165	$(2,268)	$(4,190)	$(9,566)	$6,716
Segment Assets	$127,466	$133,904	$2,982	$10,530	$(4,440)	$270,442
Investments in and advances to equity method affiliates	20	-	-	3,698	-	3,718
Expenditures for additions to long-lived assets	9,765	10,449	29	29	-	20,272

For the year ended December 31, 2010			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Total segment operating revenues	$58,501	$61,761	$3,935	$83	$-	$124,280
Operations and support expenses	36,185	41,879	2,584	2,159	2,521	85,328
Depreciation and amortization expenses	6,498	12,372	497	12	-	19,379
Total segment operating expenses	42,683	54,251	3,081	2,171	2,521	104,707
Segment operating income (loss)	15,818	7,510	854	(2,088)	(2,521)	19,573
Interest expense	-	-	-	-	2,994	2,994
Equity in net income of affiliates	9	11	-	742	-	762
Other income (expense) – net	-	-	-	-	897	897
Segment income (loss) before income taxes	$15,827	$7,521	$854	$(1,346)	$(4,618)	$18,238

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 4. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions
Spectrum Acquisitions  During 2012, we acquired $855 of wireless spectrum from various companies. During 2011, we acquired $33 of wireless spectrum from various companies, not including the Qualcomm spectrum purchase discussed in the following paragraph.

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

Subsequent and Pending Acquisitions
Subsequent Spectrum Acquisitions  On January 24, 2013, we completed the acquisition of NextWave Wireless Inc. (NextWave), which holds wireless licenses in the Wireless Communication Services and Advanced Wireless Service (AWS) bands. We acquired all the equity and purchased a portion of the debt of NextWave for $600. In addition, certain of NextWave’s assets were distributed to the holders of its debt in redemption of the remainder of that debt. During January 2013, we have also closed approximately $400 of other wireless spectrum acquisitions from various companies.

Atlantic Tele-Network  On January 22, 2013, we announced an agreement to acquire Atlantic Tele-Network’s (ATNI) U.S. retail wireless operations for $780 in cash, which covers approximately 4.6 million people in primarily rural areas across six states – Georgia, Idaho, Illinois, North Carolina, Ohio and South Carolina. The acquisition includes spectrum in the 700 MHz, 850 MHz and 1900 MHz bands and is largely complementary to our existing network. The transaction is subject to regulatory approval and we expect it to close in the second half of 2013.

Purchase of Spectrum from Verizon  On January 25, 2013, we agreed to acquire spectrum in the 700MHz B band from Verizon Wireless for $1,900 in cash and the assignment of AWS spectrum in five markets. This transaction is subject to regulatory approval and we expect it to close in the second half of 2013.

Dispositions
Advertising Solutions  On May 8, 2012, we completed the sale of our Advertising Solutions segment to an affiliate of Cerberus Capital Management, L.P. for approximately $740 in cash after closing adjustments, a $200 note and a 47 percent equity interest in the new entity, YP Holdings. Our operating results include the results of the Advertising Solutions segment through May 8.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

During the second quarter of 2010, we accounted for Sterling as a discontinued operation. We determined that the cash inflows under a transition services agreement and our cash outflows under an enterprise license agreement did not constitute significant continuing involvement with Sterling’s operations after the sale.

The following table includes Sterling’s operating results, which are presented in the “Income From Discontinued Operations, net of tax” line item on the consolidated statements of income. These operating results were reported in our Other segment through August 27, 2010:

Operating revenues	$349
Operating expenses	327
Operating income	22
Income before income taxes	18
Income tax expense	8
Income from discontinued operations during phase-out period	10
Gain on disposal of discontinued operations	769
Income from discontinued operations, net of tax	$779

Centennial  In August 2010, we sold operations in eight service areas in Louisiana and Mississippi, as required by the Department of Justice (DOJ), for $273 in cash.

Other Dispositions  In 2010, we also sold our domestic Japanese outsourcing services company for $109.

Other
T-Mobile  In March 2011, we agreed to acquire from Deutsche Telekom AG (Deutsche Telekom) all shares of T-Mobile USA, Inc. (T-Mobile) for approximately $39,000, subject to certain adjustments. In December 2011, in light of opposition to the merger from the DOJ and FCC, we and Deutsche Telekom agreed to terminate the transaction. Pursuant to the purchase agreement, we paid a breakup fee of $3,000, entered into a broadband roaming agreement and transferred certain wireless spectrum with a book value of $962. These agreement termination charges were included in “Selling, general and administrative” expenses in our Other segment.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2012	2011
Land	-	$1,689	$1,689
Buildings and improvements	10-45	28,939	28,054
Central office equipment1	3-10	86,185	83,824
Cable, wiring and conduit	10-50	80,338	78,431
Other equipment	5-20	61,387	53,104
Software	3-5	7,957	10,041
Under construction	-	4,412	5,136
		270,907	260,279
Accumulated depreciation and amortization		161,140	153,192
Property, plant and equipment - net		$109,767	$107,087
1 Includes certain network software.

Our depreciation expense was $16,933 in 2012, $16,368 in 2011 and $16,402 in 2010. Depreciation expense included amortization of software totaling $2,130 in 2012, $2,243 in 2011 and $2,515 in 2010.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $3,709 for 2012, $3,610 for 2011, and $3,060 for 2010. At December 31, 2012, the future minimum rental payments under noncancelable operating leases for the years 2013 through 2017 were $2,706, $2,616, $2,486, $2,337, and $2,165, with $11,755 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment (which is the same as the reporting unit for Wireless, Wireline and Advertising Solutions), for the years ended December 31, 2012 and 2011, were as follows:

	Wireless	Wireline	Advertising Solutions	Other	Total

Balance as of January 1, 2011	$35,755	$31,670	$5,731	$445	$73,601
Goodwill acquired	5	-	-	-	5
Impairments	-	-	(2,745)	-	(2,745)
Other	(5)	1,968	(1,927)	(55)	(19)
Balance as of December 31, 2011	35,755	33,638	1,059	390	70,842
Goodwill acquired	13	5	-	-	18
Other	35	327	(1,059)	(390)	(1,087)
Balance as of December 31, 2012	$35,803	$33,970	$-	$-	$69,773

In 2011, we recorded a $2,745 impairment in the Advertising Solutions segment, triggered by declining revenues in our directory business and the directory industry as a whole. Changes to goodwill during 2011 also included a $1,927 reclassification of goodwill from the Advertising Solutions segment to the Wireline segment to align certain advertising operations with our U-verse business, which operates the media platform for those advertising operations. Changes to goodwill during 2012 primarily resulted from the sale of the Advertising Solutions segment (see Note 4). Changes in goodwill during 2012 also included a reclassification of goodwill due to segment reclassification to better align goodwill with operations.

Our other intangible assets are summarized as follows:

	December 31, 2012		December 31, 2011
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility LLC	$6,760	$6,335	$6,845	$5,906
BellSouth Corporation	5,825	4,994	9,205	7,686
AT&T Corp.	2,490	2,356	2,483	2,205
Other	351	350	350	329
Subtotal	15,426	14,035	18,883	16,126
Other	304	174	485	258
Total	$15,730	$14,209	$19,368	$16,384

Indefinite-lived intangible assets not subject to amortization:
Licenses	$52,352	$51,374
Trade names	4,902	4,985
Total	$57,254	$56,359

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets. Intangible assets that have finite useful lives are amortized over their useful lives, a weighted-average of 8.5 years (8.4 years for customer lists and relationships and 12.1 years for other). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method of amortization. Amortization expense for definite-life intangible assets was $1,210 for the year ended December 31, 2012, $2,009 for the year ended December 31, 2011, and $2,977 for the year ended December 31, 2010. Amortization expense is estimated to be $667 in 2013, $348 in 2014, $218 in 2015, $123 in 2016, and $57 in 2017. In 2012, we wrote off approximately $191 in fully amortized intangible assets (primarily patents) and $3,187 of customer lists due to the sale of our Advertising Solutions segment (see Note 4). We review other amortizing intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We review indefinite-lived intangible assets for impairment annually (see Note 1). Licenses include wireless FCC licenses of $52,318 at December 31, 2012 and $51,358 at December 31, 2011, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services.

We recorded a $165 impairment in 2011 and an $85 impairment in 2010 for a trade name.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates primarily include international equity investments, and our 47 percent equity interest in YP Holdings. As of December 31, 2012, our investments in equity affiliates included a 9.55 percent interest in América Móvil, primarily a wireless provider in Mexico with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium has the right to appoint a majority of the directors of América Móvil.

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

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2012	2011
Beginning of year	$3,718	$4,515
Additional investments	405	35
Equity in net income of affiliates	752	784
Dividends received	(137)	(161)
Dispositions	-	(660)
Currency translation adjustments	95	(515)
América Móvil equity adjustments	(260)	(171)
Other adjustments	8	(109)
End of year	$4,581	$3,718

Undistributed earnings from equity affiliates were $6,375 and $5,760 at December 31, 2012 and 2011.

At December 31, 2012 the fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares was $8,380.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

			2012	2011
Notes and debentures
	Interest Rates	Maturities1
	0.80% – 2.99%	2012 – 2022	$13,969	$5,500
	3.00% – 4.99%	2012 – 2045	14,590	8,659
	5.00% – 6.99%	2012 – 2095	35,226	41,390
	7.00% – 9.10%	2012 – 2097	7,059	8,471
	Other		2	3
Fair value of interest rate swaps recorded in debt			267	445
			71,113	64,468
Unamortized (discount) premium - net			(1,535)	46
Total notes and debentures			69,578	64,514
Capitalized leases			265	239
Total long-term debt, including current maturities			69,843	64,753
Current maturities of long-term debt			(3,485)	(3,453)
Total long-term debt			$66,358	$61,300
1	Maturities assume putable debt is redeemed by the holders at the next opportunity.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2013. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Debt maturing within one year consisted of the following at December 31:

	2012	2011
Current maturities of long-term debt	$3,485	$3,453
Bank borrowings1	1	-
Total	$3,486	$3,453
1	Outstanding balance of short-term credit facility of a foreign subsidiary.

Debt Refinancing
During 2012, we received net proceeds of $13,486, from the issuance of $13,569 in long-term debt with an average weighted maturity of approximately 12 years and an average interest rate of 2.54%. We redeemed $8,083 in borrowing, including $6,200 in early redemptions, with an average interest rate of 5.58%.

Debt Exchange
During 2012, we completed a private debt exchange covering $4,099 of various notes with stated rates of 6.00% to 8.75% for $1,956 in new 4.3% AT&T Inc. global notes due 2042 and $3,044 in new 4.35% AT&T Inc. global notes due 2045 plus a $650 cash payment.

As of December 31, 2012 and 2011, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2012, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2013	2014	2015	2016	2017	Thereafter
Debt repayments1	$3,475	$3,788	$6,514	$4,923	$4,757	$47,578
Weighted-average interest rate	4.9%	5.2%	3.2%	3.7%	2.5%	5.5%
1	Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Credit Facilities
On December 11, 2012, we amended and extended for an additional one-year term our existing $5,000, four-year revolving credit agreement (Four-Year Agreement) with a syndicate of banks until December 2016. We also entered into a new $3,000, five-year revolving credit agreement (Five-Year Agreement), with a syndicate of banks, to replace our expiring 364-day revolving credit agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2012, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

Advances under both agreements would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of:  (a) the base (or prime) rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the London Interbank Offered Rate (LIBOR) applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin, as set forth in the Agreement (Applicable Margin); or

•	at a rate equal to: (i) the LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The Applicable Margin for both agreements will equal 0.565% per annum if our unsecured long-term debt is rated at least A+ by Standard & Poor’s (S&P) or Fitch, Inc. (Fitch) or A1 by Moody’s Investors Service (Moody’s). The Applicable Margin will be 0.680% per annum if our unsecured long-term debt ratings are A or A2 and will be 0.910% per annum in the event our unsecured long-term debt ratings are A- and A3 (or below). In the event that AT&T’s unsecured long-term debt ratings are split by S&P, Moody’s and Fitch, then the Applicable Margin will be determined by the highest of the three ratings, except that in the event the lowest of such ratings is more than one level below the highest of the ratings then the Applicable Margin will be determined based on the level that is one level above the lowest of such ratings.

Under each agreement AT&T will pay a facility fee of 0.060%, 0.070% or 0.090% per annum, depending on AT&T’s credit rating, of the amount of lender commitments.

Both agreements contain a negative pledge covenant, which requires that, if at any time AT&T or a subsidiary pledges assets or otherwise permits a lien on its properties, advances under the agreement will be ratably secured, subject to specified exceptions. Both agreements also contain a financial ratio covenant that provides that AT&T will maintain, as of the last day of each fiscal quarter, a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreements) ratio of not more than 3.0 to 1, for the four quarters then ended.

Defaults under both agreements, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:
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

•	Material breaches of representations or warranties in the agreement.
•	We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants under the agreement.
•	We fail to comply with other covenants under the agreement for a specified period after notice.
•	We fail to make certain minimum funding payments under the Employee Retirement Income Security Act of 1974, as amended (ERISA).
•	Our bankruptcy or insolvency.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Both the Five-Year Agreement and the Four-Year Agreement contain provisions permitting subsidiaries to be added as additional borrowers, with or without a guarantee by AT&T Inc. The terms of the guarantee are set forth in the agreements.

Four-Year Agreement
The obligations of the lenders under the Four-Year Agreement to provide advances will terminate on December 11, 2016, unless prior to that date either:  (i) AT&T and, if applicable, a Co-Borrower, reduces to $0 the commitments of the lenders under the Agreement or (ii) certain events of default occur. The Agreement also provides that AT&T and lenders representing more than 50% of the facility amount may agree to extend their commitments under the Four-Year Agreement for two additional one-year periods beyond the December 11, 2016 termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred.

Five-Year Agreement
The obligations of the lenders under the Five-Year Agreement to provide advances will terminate on December 11, 2017, unless prior to that date either:  (i) AT&T, and if applicable, a Co-Borrower, reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for two one-year periods beyond the December 11, 2017, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred.

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

The fair value measurements level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2011.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$69,578	$81,310	$64,514	$73,738
Bank borrowings	1	1	-	-
Investment securities	2,218	2,218	2,092	2,092

The carrying value of debt with an original maturity of less than one year approximates market value. The fair value measurement used for notes and debentures are considered Level 2.

Investment Securities
Our investment securities include equities, fixed income bonds and other securities. A substantial portion of the fair values of our available-for-sale securities were estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on securities are included in “Other income (expense) – net” in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other than temporary are recorded in “Other income (expense) – net” with the corresponding reduction to the carrying basis of the investment. Fixed income investments of $86 have maturities of less than one year, $280 within one to three years, $210 within three to five years, and $261 for five or more years, which approximate fair value.

Our short-term investments (including money market securities) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values.

Our investment securities maturing within one year are recorded in “Other current assets,” and instruments with maturities of more than one year are recorded in “Other Assets” on the consolidated balance sheets.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2012, and December 31, 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$873	$-	$-	$873
International equities	469	-	-	469
Fixed income bonds	-	837	-	837
Asset Derivatives1
Interest rate swaps	-	287	-	287
Cross-currency swaps	-	752	-	752
Foreign exchange contracts	-	1	-	1
Liability Derivatives1
Cross-currency swaps	-	(672)	-	(672)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$947	$-	$-	$947
International equities	495	-	-	495
Fixed income bonds	-	562	-	562
Asset Derivatives1
Interest rate swaps	-	521	-	521
Cross-currency swaps	-	144	-	144
Foreign exchange contracts	-	2	-	2
Liability Derivatives1
Cross-currency swaps	-	(820)	-	(820)
Interest rate locks	-	(173)	-	(173)
Foreign exchange contracts	-	(9)	-	(9)
1 Derivatives designated as hedging instruments are reflected as other assets, other liabilities and, for a portion of interest rate swaps,other current assets.

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

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense on the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed-rate notes payable they hedge due to changes in the designated benchmark interest rate and are recognized in interest expense. Gains or losses realized upon early termination of our fair value hedges are recognized in interest expense. In the years ended December 31, 2012, and December 31, 2011, no ineffectiveness was measured.

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

We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro and British pound sterling denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S. denominated interest rate. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2012, and December 31, 2011, no ineffectiveness was measured.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to consolidated other income/expense. Over the next 12 months, we expect to reclassify $45 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks. In February 2012, we utilized $800 notional value of interest rate locks related to our February 2012 debt issuance.

We hedge a portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain nondesignated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income in the same period the hedged transaction affects earnings, except where an amount is deemed to be ineffective, which would be immediately reclassified to other income (expense) on the consolidated income statement. In the years ended December 31, 2012, and December 31, 2011, no ineffectiveness was measured.

Collateral and Credit-Risk Contingency  We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2012, we had posted collateral of $22 (a deposit asset) and held collateral of $543 (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Moody’s and Fitch before the final collateral exchange in December, we would have been required to post additional collateral of $120. At December 31, 2011, we had posted collateral of $98 and had no held collateral. We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the notional amount of our outstanding derivative positions at December 31:

	2012	2011
Interest rate swaps	$3,000	$8,800
Cross-currency swaps	12,071	7,502
Interest rate locks	-	800
Foreign exchange contracts	51	207
Total	$15,122	$17,309

Following is the related hedged items affecting our financial position and performance:

Effect of Derivatives on the Consolidated Statements of Income
Fair Value Hedging Relationships
For the years ended December 31,	2012	2011	2010
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(179)	$10	$125
Gain (Loss) on long-term debt	179	(10)	(125)

In addition, the net swap settlements that accrued and settled in the periods above were offset against interest expense.

Cash Flow Hedging Relationships
For the year ended December 31,	2012	2011	2010
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$432	$(219)	$(201)

Interest rate locks:
Gain (Loss) recognized in accumulated OCI	-	(167)	(320)
Interest income (expense) reclassified from accumulated OCI into income	(43)	(23)	(19)

Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	5	(10)	5

The balance of the unrealized derivative gain (loss) in accumulated OCI was $(110) at December 31, 2012, $(421) at December 31, 2011, and $(180) at December 31, 2010.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2012	2011
Depreciation and amortization	$41,411	$39,367
Intangibles (nonamortizable)	1,874	1,897
Employee benefits	(13,350)	(14,950)
Net operating loss and other carryforwards	(2,167)	(1,502)
Other – net	(1,199)	(1,451)
Subtotal	26,569	23,361
Deferred tax assets valuation allowance	886	917
Net deferred tax liabilities	$27,455	$24,278

Net long-term deferred tax liabilities	$28,491	$25,748
Less: Net current deferred tax assets	(1,036)	(1,470)
Net deferred tax liabilities	$27,455	$24,278

At December 31, 2012, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $780 and for state and foreign income tax purposes of $956, expiring through 2031. Additionally, we had state credit carryforwards of $431, expiring primarily through 2032.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2012 and 2011, relate primarily to state net operating loss and state credit carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws and our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an unrecognized tax benefit (UTB). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2012 and 2011 is as follows:

Federal, State and Foreign Tax	2012	2011
Balance at beginning of year	$4,541	$4,360
Increases for tax positions related to the current year	791	217
Increases for tax positions related to prior years	991	848
Decreases for tax positions related to prior years	(1,426)	(1,066)
Lapse of statute of limitations	(29)	-
Settlements	(75)	182
Balance at end of year	4,793	4,541
Accrued interest and penalties	977	1,312
Gross unrecognized income tax benefits	5,770	5,853
Less: Deferred federal and state income tax benefits	(610)	(797)
Less: Tax attributable to timing items included above	(2,448)	(2,331)
Total UTB that, if recognized, would impact the
effective income tax rate as of the end of the year	$2,712	$2,725

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $2,372 at December 31, 2012, and $2,508 at December 31, 2011.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Accrued interest and penalties included in UTBs were $977 as of December 31, 2012, and $1,312 as of December 31, 2011. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense (benefit) included in income tax expense was $(74) for 2012, $(65) for 2011, and $(194) for 2010.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. As a large taxpayer, our income tax returns are regularly audited by the Internal Revenue Service (IRS) and other taxing authorities. The IRS has completed field examinations of our tax returns through 2008. All audit periods prior to 2003 are closed for federal examination purposes. We are engaged with the IRS Appeals Division in resolving issues related to our 2003 through 2008 returns; we are unable to estimate the impact the resolution of these issues may have on our UTBs.

The components of income tax (benefit) expense are as follows:

	2012	2011	2010
Federal:
Current	$451	$(420)	$307
Deferred – net	2,256	2,555	(2,105)
	2,707	2,135	(1,798)
State, local and foreign:
Current	702	23	141
Deferred – net	(509)	374	495
	193	397	636
Total	$2,900	$2,532	$(1,162)

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2012	2011	2010
Taxes computed at federal statutory rate	$3,654	$2,351	$6,383
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	85	210	441
Goodwill Impairment	-	961	-
Healthcare Reform Legislation	-	-	917
IRS Settlement – 2008 Wireless Restructuring	-	-	(8,300)
Other – net	(839)	(990)	(603)
Total	$2,900	$2,532	$(1,162)
Effective Tax Rate	27.8%	37.7%	(6.4	) %

In March 2010, comprehensive healthcare reform legislation, which included a change in the tax treatment related to Medicare Part D subsidies, was enacted. We recorded a $995 charge to income tax expense in our consolidated statement of income during the first quarter of 2010 and increased our deferred income taxes liability balance to reflect the impact of this change.

In September 2010, we reached a settlement with the IRS on tax basis calculations related to a 2008 restructuring of our wireless operations. The IRS settlement resolved the uncertainty regarding the amount and timing of amortization deductions related to certain of our wireless assets. We recorded an $8,300 reduction to income tax expense in our consolidated statement of income during the third quarter of 2010 and corresponding decreases of $6,760 to our net noncurrent deferred income tax liabilities and $1,540 to other net tax liabilities to reflect the tax benefits of the settlement. The IRS settlement resulted in a reduction to our UTBs for tax positions related to prior years of $1,057, which also reduced the total amount of UTBs that, if recognized, would impact the effective tax rate.

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

During 2012, approximately 90,000 collectively bargained employees ratified new agreements. For the vast majority of covered employees, the agreements provided for a pension band increase of 1 percent for each year of the agreement. These agreements also provide for continued health care coverage with a modest increase to employee costs over the agreement term. There were also modest increases to retiree costs for continued health care coverage for retirees.

During 2012, we transferred the funding of the payment of postretirement death benefits not already in the Voluntary Employee Benefit Association (VEBA) trust from the pension trust to the postretirement VEBA trust.

In 2011, we announced that beginning in 2013, as a result of federal healthcare reform, we would begin contracting with a Medicare Part D plan on a group basis to provide prescription drug benefits to certain Medicare eligible retirees. This plan change resulted in the adoption of plan amendments during the fourth quarter of 2011, and will allow the Company to be eligible for greater Medicare Part D plan subsidies over time.

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

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011
Benefit obligation at beginning of year	$56,110	$53,917	$34,953	$36,638
Service cost - benefits earned during the period	1,216	1,186	336	362
Interest cost on projected benefit obligation	2,800	2,958	1,725	2,051
Amendments	(905)	-	(2,768)	(1,830)
Actuarial loss	6,707	2,972	4,844	478
Special termination benefits	12	27	5	4
Benefits paid	(5,729)	(4,950)	(2,608)	(2,750)
Transfer for sale of Advertising Solutions segment	(149)	-	(207)	-
Plan transfers	(1,151)	-	1,151	-
Benefit obligation at end of year	$58,911	$56,110	$37,431	$34,953

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011
Fair value of plan assets at beginning of year	$45,907	$47,621	$9,890	$12,747
Actual return on plan assets	5,041	2,238	1,266	(224)
Benefits paid1	(5,729)	(4,950)	(1,842)	(2,633)
Contributions	3	1,000	-	-
Transfer for sale of Advertising Solutions segment	(165)	-	(19)	-
Other	3	(2)	-	-
Fair value of plan assets at end of year	45,060	45,907	9,295	9,890
Unfunded status at end of year2	$(13,851)	$(10,203)	$(28,136)	$(25,063)
1	At our discretion, certain postretirement benefits may be paid from AT&T cash accounts, which does not reduce VEBA assets.
Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
2	Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts.
Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

		Pension Benefits		Postretirement Benefits
		2012	2011	2012	2011
Current portion of employee benefit obligation1		$-	$-	$(2,116)	$(2,288)
Employee benefit obligation2		(13,851)	(10,203)	(26,020)	(22,775)
Net amount recognized		$(13,851)	$(10,203)	$(28,136)	$(25,063)
1	Included in “Accounts payable and accrued liabilities.”
2	Included in “Postemployment benefit obligation.”

Prior service credits included in our accumulated OCI that have not yet been recognized in net periodic benefit cost were $1,035 for pension and $7,688 for postretirement benefits at December 31, 2012, and $149 for pension and $5,896 for postretirement benefits at December 31, 2011.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $57,010 at December 31, 2012, and $53,640 at December 31, 2011.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our consolidated statements of income was $10,257, $7,288 and $3,750 for the years ended December 31, 2012, 2011 and 2010. A portion of pension and postretirement benefit costs is capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded.

The following tables present the components of net periodic benefit obligation cost and other changes in plan assets and benefit obligations recognized in OCI:

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Net Periodic Benefit Cost
	Pension Benefits			Postretirement Benefits
	2012	2011	2010	2012	2011	2010
Service cost – benefits earned during the period	$1,216	$1,186	$1,075	$336	$362	$348
Interest cost on projected benefit obligation	2,800	2,958	3,150	1,725	2,051	2,257
Expected return on assets	(3,520)	(3,690)	(3,775)	(811)	(1,040)	(943)
Amortization of prior service cost (credit)	(15)	(15)	(16)	(927)	(694)	(624)
Actuarial (gain) loss	5,206	4,498	1,768	4,247	1,672	510
Net pension and postretirement cost1	$5,687	$4,937	$2,202	$4,570	$2,351	$1,548
1	During 2012, 2011 and 2010, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced postretirementbenefit cost by $142, $280 and $237. This effect is included in several line items above.

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
	Pension Benefits			Postretirement Benefits
	2012	2011	2010	2012	2011	2010
Prior service (cost) credit	$559	$-	$-	$1,686	$1,134	$459
Amortization of prior service cost (credit)	(10)	(10)	(10)	(575)	(430)	(388)
Total recognized in other comprehensive (income) loss (net of tax)	$549	$(10)	$(10)	$1,111	$704	$71

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $94 for pension and $1,049 for postretirement benefits.

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2012	2011	2010
Discount rate for determining projected benefit obligation at December 31	4.30%	5.30%	5.80%
Discount rate in effect for determining net cost	5.30%	5.80%	6.50%
Long-term rate of return on plan assets	8.25%	8.25%	8.50%
Composite rate of compensation increase for determining projected benefit obligation	3.00%	4.00%	4.00%
Composite rate of compensation increase for determining net pension cost (benefit)	4.00%	4.00%	4.00%

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Discount Rate  Our assumed discount rate of 4.30% at December 31, 2012, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2012, we decreased our discount rate by 1.00%, resulting in an increase in our pension plan benefit obligation of $7,030 and an increase in our postretirement benefit obligation of $4,546. For the year ended December 31, 2011, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $3,384 and an increase in our postretirement benefit obligation of $2,114.

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. Our expected long-term rate of return on plan assets assumption was 8.25% for the year ended December 31, 2012. In 2013, due to the continued uncertainty in the securities markets, the U.S. economy and the plans’ asset mix, we have lowered our expected long-term rate of return on plan assets to 7.75%. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the actual long-term rate of return would cause 2013 combined pension and postretirement cost to increase $260. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase cost of 3.00% in 2013 and 4.00% in 2012 reflects the long-term average rate of salary increases. Based on historic salary increase experience and management’s expectations of future salary increases, we reduced our expected composite rate of compensation increase assumption from 4.00% to 3.00% in 2013.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. In addition to the healthcare cost trend in 2012, we assumed an annual 3.00% growth in administrative expenses and an annual 3.00% growth in dental claims. For 2013, we have assumed an annual 2.50% growth in administrative expenses. Our assumed annual healthcare cost trend rate for 2013 and 2012 is 5.00% and our ultimate trend rate is 5.00%.

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-	One Percentage-
	Point Increase	Point Decrease
Increase (decrease) in total of service and interest cost components	$260	$(208)
Increase (decrease) in accumulated postretirement benefit obligation	3,676	(3,362)

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We have a required contribution to our pension plans for 2013 of approximately $300.

In October 2012, we filed an application with the U.S. Department of Labor (DOL) for approval to make a voluntary contribution of a preferred equity interest in our Mobility business to the trust used to pay qualified pension benefits, under plans sponsored by AT&T. The preferred equity interest is estimated to be valued at $9,500 upon contribution. We anticipate approval in 2013, and expect to make the contribution at that time. As currently proposed, the preferred equity interest will not be included in plan assets in our consolidated financial statements upon contribution, but will constitute a qualified plan asset for ERISA funding purposes. Final determination of whether it will qualify as a plan asset for financial reporting purposes is subject to the final terms of the preferred equity interest.

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

The plans’ weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets					Postretirement (VEBA) Assets
	Target			2012	2011	Target			2012	2011
Equity Securities:
Domestic	25%	-	35%	26%	24%	32%	-	42%	37%	39%
International	10%	-	20%	16	15	28%	-	38%	33	31
Fixed income securities	30%	-	40%	34	34	19%	-	29%	24	21
Real assets	6%	-	16%	11	11	0%	-	6%	1	1
Private equity	4%	-	14%	13	13	0%	-	9%	4	5
Other	0%	-	5%	-	3	0%	-	7%	1	3
Total				100%	100%				100%	100%

At December 31, 2012, AT&T securities represented less than 0.5% of assets held by our pension plans and VEBA trusts.

Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Fair Value Measurements” for further discussion.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter (OTC) securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models.

Common/collective trust funds, pooled separate accounts, and other commingled (103-12) investment entities are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Alternative investments, including investments in private equity, real estate, natural resources (included in real assets), mezzanine and distressed debt (included in partnerships/joint ventures), limited partnership interest, fixed income securities and hedge funds do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Alternative investments not having an established market are valued at fair value as determined by the investment managers. Private equity, mezzanine and distressed investments are often valued initially by the investment managers based upon cost. Thereafter, investment managers may use available market data to determine adjustments to carrying value based upon observations of the trading multiples of public companies considered comparable to the private companies being valued. Such market data used to determine adjustments to accounts for cash flows and company-specified issues include current operating performance and future expectations of the investments, changes in market outlook, and the third-party financing environment. Private equity partnership holdings may also include publicly held equity investments in liquid markets that are marked-to-market at quoted public values, subject to adjustments for large positions held. Real estate and natural resource direct investments are valued either at amounts based upon appraisal reports prepared by independent third-party appraisers or at amounts as determined by internal appraisals performed by the investment manager, which have been agreed to by an external valuation consultant. Fixed income securities valuation is based upon pricing provided by an external pricing service when such pricing is available. In the event a security is too thinly traded or narrowly held to be priced by such a pricing service, or the price furnished by such external pricing services is deemed inaccurate, the managers will then solicit broker/dealer quotes (spreads or prices). In cases where such quotes are available, fair value will be determined based solely upon such quotes provided. Managers will typically use a pricing matrix for determining fair value in cases where an approved pricing service or a broker/dealer is unable to provide a fair valuation for specific fixed-rate securities such as many private placements. New fixed-rate securities will be initially valued at cost at the time of purchase. Thereafter, each bond will be assigned a spread from a pricing matrix that will be added to current Treasury rates. The pricing matrix derives spreads for each bond based on external market data, including the current credit rating for the bonds, credit spreads to Treasuries for each credit rating, sector add-ons or credits, issue specific add-ons or credits as well as call or other options.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Non-interest bearing cash and overdrafts are valued at cost, which approximates fair value.

Fair Value Measurements
See Note 9 “Fair Value Measurements and Disclosure” for a discussion of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table sets forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2012:

Pension Assets and Liabilities at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$144	$-	$-	$144
Interest bearing cash	56	235	-	291
Foreign currency contracts	-	1	-	1
Equity securities:
Domestic equities	8,291	-	-	8,291
International equities	6,361	29	-	6,390
Fixed income securities:
Asset-backed securities	-	543	14	557
Mortgage-backed securities	-	2,324	-	2,324
Collateralized mortgage-backed securities	-	311	-	311
Collateralized mortgage obligations/REMICS	-	523	1	524
Other Corporate and other bonds and notes	140	4,903	600	5,643
Government and municipal bonds	50	5,301	-	5,351
Private equity funds	-	-	5,797	5,797
Real estate and real assets	-	-	4,766	4,766
Commingled funds	-	4,927	426	5,353
Securities lending collateral	868	1,930	1	2,799
Receivable for variation margin	72	-	-	72
Assets at fair value	15,982	21,027	11,605	48,614

Investments sold short and other liabilities at fair value	563	7	-	570
Total plan net assets at fair value	$15,419	$21,020	$11,605	$48,044
Other assets (liabilities)1				(2,984)
Total Plan Net Assets				$45,060
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Postretirement Assets and Liabilities at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$169	$243	$-	$412
Equity securities:
Domestic equities	2,575	-	-	2,575
International equities	2,685	1	-	2,686
Fixed income securities:
Asset-backed securities	-	29	-	29
Collateralized mortgage-backed securities	-	79	-	79
Collateralized mortgage obligations	-	46	-	46
Other Corporate and other bonds and notes	1	383	17	401
Government and municipal bonds	22	598	-	620
Commingled funds	82	2,038	4	2,124
Private equity assets	-	-	343	343
Real assets	-	-	110	110
Securities lending collateral	544	81	-	625
Assets at fair value	6,078	3,498	474	10,050

Total plan net assets at fair value	$6,078	$3,498	$474	$10,050
Other assets (liabilities)1				(755)
Total Plan Net Assets				$9,295
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2012:

Pension Assets	Equities	Fixed Income Funds	Private Equity Funds	Real Estate and Real Assets	Total
Balance at beginning of year	$4	$824	$5,931	$5,213	$11,972
Realized gains (losses)	(1)	16	459	165	639
Unrealized gains (losses)	1	33	32	10	76
Transfers in	-	120	12	24	156
Transfers out	-	(2)	-	-	(2)
Purchases	-	142	610	918	1,670
Sales	(4)	(91)	(1,247)	(1,564)	(2,906)
Balance at end of year	$-	$1,042	$5,797	$4,766	$11,605

Postretirement Assets	Fixed Income Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$24	$437	$124	$585
Realized gains (losses)	-	58	16	74
Unrealized gains (losses)	-	(39)	(5)	(44)
Purchases	-	20	33	53
Sales	(3)	(133)	(58)	(194)
Balance at end of year	$21	$343	$110	$474

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2011:

Pension Assets and Liabilities at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$64	$1	$-	$65
Interest bearing cash	1	-	-	1
Foreign currency contracts	-	6	-	6
Equity securities:
Domestic equities	8,299	5	-	8,304
International equities	5,873	62	4	5,939
Fixed income securities:
Asset-backed securities	-	413	8	421
Mortgage-backed securities	-	3,038	-	3,038
Collateralized mortgage-backed securities	-	316	-	316
Collateralized mortgage obligations/REMICS	-	490	-	490
Other Corporate and other bonds and notes	105	5,386	420	5,911
Government and municipal bonds	71	4,695	-	4,766
Private equity funds	-	1	5,931	5,932
Real estate and real assets	-	10	5,213	5,223
Commingled funds	-	6,092	393	6,485
Securities lending collateral	1,295	2,879	3	4,177
Assets at fair value	15,708	23,394	11,972	51,074

Investments sold short and other liabilities at fair value	600	6	-	606
Total plan net assets at fair value	$15,108	$23,388	$11,972	$50,468
Other assets (liabilities)1				(4,561)
Total Plan Net Assets				$45,907
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Postretirement Assets and Liabilities at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$30	$340	$-	$370
Equity securities:
Domestic equities	2,964	1	-	2,965
International equities	2,579	1	-	2,580
Fixed income securities:
Asset-backed securities	-	51	-	51
Collateralized mortgage-backed securities	-	60	-	60
Collateralized mortgage obligations	-	28	-	28
Other Corporate and other bonds and notes	-	334	19	353
Government and municipal bonds	48	619	-	667
Commingled funds	175	2,245	5	2,425
Private equity assets	-	3	437	440
Real assets	-	-	124	124
Securities lending collateral	780	108	-	888
Receivable for foreign exchange contracts	3	-	-	3
Assets at fair value	6,579	3,790	585	10,954

Foreign exchange contracts payable	3	-	-	3
Liabilities at fair value	3	-	-	3
Total plan net assets at fair value	$6,576	$3,790	$585	$10,951
Other assets (liabilities)1				(1,061)
Total Plan Net Assets				$9,890
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2011:

Pension Assets	Equities	Fixed Income Funds	Private Equity Funds	Real Estate and Real Assets	Total
Balance at beginning of year	$-	$441	$5,617	$4,570	$10,628
Realized gains (losses)	(1)	17	164	2	182
Unrealized gains (losses)	1	(6)	448	666	1,109
Transfers in	3	393	-	-	396
Purchases	1	95	844	859	1,799
Sales	-	(116)	(1,142)	(884)	(2,142)
Balance at end of year	$4	$824	$5,931	$5,213	$11,972

Postretirement Assets	Fixed Income Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$45	$496	$157	$698
Realized gains (losses)	-	70	(28)	42
Unrealized gains (losses)	-	(23)	31	8
Purchases	8	175	53	236
Sales	(29)	(281)	(89)	(399)
Balance at end of year	$24	$437	$124	$585

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2012. Because benefit payments will depend on future employment and compensation levels, average years employed, average life spans, and payment elections, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2013	$4,697	$2,371	$(18)
2014	4,395	2,249	(20)
2015	4,282	2,180	(23)
2016	4,215	2,131	(26)
2017	4,169	2,076	(30)
Years 2018 - 2022	20,286	9,924	(195)

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

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amount recorded as “Other noncurrent liabilities” on our consolidated balance sheets at December 31, 2012, was $2,456 and $2,294 at December 31, 2011.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2012	2011
Projected benefit obligation	$(2,456)	$(2,294)
Accumulated benefit obligation	(2,392)	(2,223)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost	2012	2011	2010
Service cost – benefits earned during the period	$10	$14	$12
Interest cost on projected benefit obligation	116	126	134
Amortization of prior service cost (credit)	-	2	2
Actuarial (gain) loss	230	81	186
Net supplemental retirement pension cost	$356	$223	$334

Other Changes Recognized in Other Comprehensive Income	2012	2011	2010
Prior service (cost) credit	$(1)	$6	$(5)
Amortization of prior service cost (credit)	-	1	(2)
Total recognized in other comprehensive (income) loss (net of tax)	$(1)	$7	$(7)

The estimated prior service credit for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $1.

Deferred compensation expense was $118 in 2012, $96 in 2011 and $96 in 2010. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,061 at December 31, 2012, and $1,010 at December 31, 2011.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $634, $636 and $607 for the years ended December 31, 2012, 2011 and 2010.

NOTE 12. SHARE-BASED PAYMENTS

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

At December 31, 2012, we had various share-based payment arrangements, which we describe in the following discussion. The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $195 for 2012, compared to $187 for 2011 and $196 for 2010.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units. We grant performance stock units, which are nonvested stock units, based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. We grant forfeitable restricted stock and stock units, which are valued at the market price of our common stock at the date of grant and vest typically over a two- to seven-year period. We also grant other nonvested stock units and award them in cash at the end of a three-year period, subject to the achievement of certain market based conditions. As of December 31, 2012, we were authorized to issue up to 111 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

The compensation cost that we have charged against income for our share-based payment arrangements was as follows:

	2012	2011	2010
Performance stock units	$397	$388	$411
Restricted stock and stock units	102	91	85
Other nonvested stock units	12	4	11
Other	-	6	6
Total	$511	$489	$513

A summary of option activity as of December 31, 2012, and changes during the year then ended, is presented below (shares in millions):

Options	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value1
Outstanding at January 1, 2012	66	$30.62	1.99	$148
Exercised	(18)	-
Forfeited or expired	(31)	-
Outstanding at December 31, 2012	17	27.38	4.53	123
Exercisable at December 31, 2012	17	$27.37	4.51	$123
1 Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

It is our policy to satisfy share option exercises using our treasury stock. Cash received from stock option exercises was $517 for 2012, $250 for 2011 and $55 for 2010.

A summary of the status of our nonvested stock units as of December 31, 2012, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2012	27	$26.53
Granted	13	30.18
Vested	(13)	25.87
Forfeited	(1)	28.32
Nonvested at December 31, 2012	26	$28.55

As of December 31, 2012, there was $314 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of two years. The total fair value of shares vested during the year was $333 for 2012, compared to $360 for 2011 and $397 for 2010.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 13. STOCKHOLDERS’ EQUITY

Stock Repurchase Program  From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2010, the Board of Directors authorized the repurchase of up to 300 million shares of AT&T common stock. We began buying back stock under this program in 2012 and completed the purchase of authorized shares that year. In July 2012, the Board of Directors authorized the repurchase of an additional 300 million shares, under which we are currently purchasing shares. For the year ended December 31, 2012, we had repurchased approximately 371 million shares totaling $12,752 under these authorizations. We expect to continue repurchasing our common stock and plan to complete the repurchases under the July 2012 authorization as early as mid-year.

To implement these authorizations, we use open market repurchase programs, relying on Rule 10b5-1 of the Securities Exchange Act of 1934 where feasible. We also use accelerated share repurchase programs with large financial institutions to repurchase our stock.

Authorized Shares  There are 14 billion authorized common shares of AT&T stock and 10 million authorized preferred shares of AT&T stock. As of December 31, 2012 and 2011, no preferred shares were outstanding.

Dividend Declarations  In November 2012, the Company declared an increase in its quarterly dividend to $0.45 per share of common stock. In December 2011, the Company declared a quarterly dividend of $0.44 per share of common stock, which reflected an increase from the $0.43 quarterly dividend declared in December 2010.

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2012	2011
Accounts payable and accrued liabilities:
Accounts payable	$12,076	$10,485
Accrued payroll and commissions	2,332	2,170
Current portion of employee benefit obligation	2,116	2,288
Accrued interest	1,588	1,576
Other	2,799	3,437
Total accounts payable and accrued liabilities	$20,911	$19,956

Consolidated Statements of Income	2012	2011	2010
Advertising expense	$2,910	$3,135	$2,982
Interest expense incurred	$3,707	$3,697	$3,766
Capitalized interest	(263)	(162)	(772)
Total interest expense	$3,444	$3,535	$2,994

Consolidated Statements of Cash Flows	2012	2011	2010
Cash paid during the year for:
Interest	$3,696	$3,722	$3,882
Income taxes, net of refunds	458	32	3,538

Consolidated Statements of Changes in
Stockholders’ Equity	2012	2011	2010
Foreign currency translation adjustment	$(284)	$(371)	$(494)
Net unrealized gains (losses) on available-for-sale securities	272	222	316
Net unrealized gains (losses) on cash flow hedges	(110)	(421)	(180)
Defined benefit postretirement plans	5,358	3,750	3,070
Accumulated other comprehensive income	$5,236	$3,180	$2,712

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Labor Contracts  As of January 31, 2013, we employed approximately 242,000 persons. Approximately 55 percent of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers or other unions. Contracts covering approximately 77,000 (as of December 31, 2012) employees expired during 2012 and we have reached new contracts covering approximately 57,000 of those employees. Contracts covering wireline employees in California, Connecticut and Nevada expired in April 2012 and remain subject to negotiation. In addition, during 2012, we entered into a new national four-year contract covering only benefits with the approximately 40,000 employees in our mobility business; contracts covering wages and other non-benefit working terms for these mobility employees are structured on a regional basis and one regional contract for 20,000 employees expired during February 2013. Contracts covering approximately 30,000 non-mobility employees will expire during 2013, including approximately 20,000 wireline employees in our five-state Southwest region. On February 6, 2013, we announced a tentative agreement with the CWA covering the wireline employees in our Southwest region; this agreement is subject to ratification by these employees. After expiration of the current agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached.

American Tower Corp. Agreement  In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments was recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $420 in 2012, $450 in 2011, and $480 in 2010.

No customer accounted for more than 10% of consolidated revenues in 2012, 2011 or 2010.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $3,744 in 2013, $3,890 in total for 2014 and 2015, $1,469 in total for 2016 and 2017 and $457 in total for years thereafter.

See Note 9 for a discussion of collateral and credit-risk contingencies.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2012 Calendar Quarter
	First	Second	Third	Fourth2	Annual
Total Operating Revenues	$31,822	$31,575	$31,459	$32,578	$127,434
Operating Income (Loss)	6,101	6,817	6,037	(5,958)	12,997
Net Income (Loss)	3,652	3,965	3,701	(3,779)	7,539
Net Income (Loss) Attributable to AT&T	3,584	3,902	3,635	(3,857)	7,264
Basic Earnings (Loss) Per Share
Attributable to AT&T1	$0.60	$0.67	$0.63	$(0.68)	$1.25
Diluted Earnings (Loss) Per Share
Attributable to AT&T1	$0.60	$0.66	$0.63	$(0.68)	$1.25
Stock Price
High	$31.97	$36.00	$38.58	$38.43
Low	29.02	29.95	34.24	32.71
Close	31.23	35.66	37.70	33.71
1	Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.
2	Includes an actuarial loss on pension and postretirement benefit plans (Note 11).

	2011 Calendar Quarter
	First	Second	Third	Fourth2	Annual
Total Operating Revenues	$31,247	$31,495	$31,478	$32,503	$126,723
Operating Income (Loss)	5,808	6,165	6,235	(8,990)	9,218
Net Income (Loss)	3,468	3,658	3,686	(6,628)	4,184
Net Income (Loss) Attributable to AT&T	3,408	3,591	3,623	(6,678)	3,944
Basic Earnings (Loss) Per Share
Attributable to AT&T1	$0.57	$0.60	$0.61	$(1.12)	$0.66
Diluted Earnings (Loss) Per Share
Attributable to AT&T1	$0.57	$0.60	$0.61	$(1.12)	$0.66
Stock Price
High	$30.97	$31.94	$31.78	$30.30
Low	27.20	29.91	27.29	27.41
Close	30.61	31.41	28.52	30.24
1	Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus theweighted-average common shares for the year.
2	Includes an actuarial loss on pension and postretirement benefit plans (Note 11), T-Mobile breakup fee (Note 4) and impairment of intangible assets (Note 6).

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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, AT&T management believes that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

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
Chairman of the Board,                                                                           Senior Executive Vice President and
Chief Executive Officer and President                                                   Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dallas, Texas
February 22, 2013

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dallas, Texas
February 22, 2013