Form 10-K, Exhibit 13
period 2013-12-31
AT&T INC.
filed 2014-02-21
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 and for the year ended:	2013	2012	2011	2010	2009
Financial Data
Operating revenues	$128,752	$127,434	$126,723	$124,280	$122,513
Operating expenses	$98,273	$114,437	$117,505	$104,707	$101,513
Operating income	$30,479	$12,997	$9,218	$19,573	$21,000
Interest expense	$3,940	$3,444	$3,535	$2,994	$3,368
Equity in net income of affiliates	$642	$752	$784	$762	$734
Other income - net	$596	$134	$249	$897	$152
Income tax expense (benefit)	$9,224	$2,900	$2,532	$(1,162)	$6,091
Net Income	$18,553	$7,539	$4,184	$20,179	$12,447
Less: Net Income Attributable to Noncontrolling Interest	$(304)	$(275)	$(240)	$(315)	$(309)
Net Income Attributable to AT&T	$18,249	$7,264	$3,944	$19,864	$12,138
Earnings Per Common Share:
Net Income Attributable to AT&T	$3.39	$1.25	$0.66	$3.36	$2.06
Earnings Per Common Share - Assuming Dilution:
Net Income Attributable to AT&T	$3.39	$1.25	$0.66	$3.35	$2.05
Total assets	$277,787	$272,315	$270,442	$269,473	$268,312
Long-term debt	$69,290	$66,358	$61,300	$58,971	$64,720
Total debt	$74,788	$69,844	$64,753	$66,167	$72,081
Construction and capital expenditures	$21,228	$19,728	$20,272	$20,302	$17,294
Dividends declared per common share	$1.81	$1.77	$1.73	$1.69	$1.65
Book value per common share	$17.50	$16.61	$17.85	$18.94	$17.28
Ratio of earnings to fixed charges1	5.98	2.96	2.23	4.57	4.46
Debt ratio	45.0%	43.0%	38.0%	37.1%	41.4%
Weighted-average common shares outstanding (000,000)	5,368	5,801	5,928	5,913	5,900
Weighted-average common shares outstanding with dilution (000,000)	5,385	5,821	5,950	5,938	5,924
End of period common shares outstanding (000,000)	5,226	5,581	5,927	5,911	5,902
Operating Data
Wireless subscribers (000)2	110,376	106,957	103,247	95,536	85,120
In-region network access lines in service (000)1	24,639	29,279	34,054	39,211	47,534
Broadband connections (000)3	16,425	16,390	16,427	16,309	15,789
Number of employees	243,360	241,810	256,420	266,590	282,720
1 Prior-period amounts are restated to conform to current-period reporting methodology.
2 The number presented represents 100% of AT&T Mobility wireless subscribers.
3 Broadband connections include U-verse high speed Internet access, DSL lines and satellite broadband.

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

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2014 in the “Operating Environment and Trends of the Business” section.

				Percent Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Operating Revenues	$128,752	$127,434	$126,723	1.0%	0.6%
Operating expenses
Cost of services and sales	51,464	55,228	54,904	(6.8)	0.6
Selling, general and administrative	28,414	41,066	41,314	(30.8)	(0.6)
Impairment of intangible assets	-	-	2,910	-	-
Depreciation and amortization	18,395	18,143	18,377	1.4	(1.3)
Total Operating Expenses	98,273	114,437	117,505	(14.1)	(2.6)
Operating Income	30,479	12,997	9,218	-	41.0
Interest expense	3,940	3,444	3,535	14.4	(2.6)
Equity in net income of affiliates	642	752	784	(14.6)	(4.1)
Other income (expense) – net	596	134	249	-	(46.2)
Income Before Income Taxes	27,777	10,439	6,716	-	55.4
Net Income	18,553	7,539	4,184	-	80.2
Net Income Attributable to AT&T	$18,249	$7,264	$3,944	-	84.2%

Overview
Operating income increased $17,482 in 2013 and $3,779, or 41.0%, in 2012. Our operating margin was 23.7% in 2013, compared to 10.2% in 2012 and 7.3% in 2011. Operating income for 2013 increased $17,578 due to a noncash actuarial gain of $7,584 related to pension and postemployment benefit plans in 2013 and an actuarial loss of $9,994 in 2012. Operating income for 2013 also reflects continued growth in wireless data revenue, and increased revenues from AT&T U-verse® (U-verse) and strategic business services. Partially offsetting these increases were continued declines in our traditional voice and data services, higher wireless equipment costs and increased expenses supporting U-verse subscriber growth. Operating income for 2012 included actuarial losses of $9,994, and reflected a partial year’s results for our sold Advertising Solutions segment. Operating income for 2011 included actuarial losses of $6,280, charges of $4,181 related to our decision to terminate the acquisition of T-Mobile USA, Inc. (T-Mobile) and noncash charges of $2,910 related to impairments of directory intangible assets.

Operating revenues increased $1,318, or 1.0%, in 2013 and $711, or 0.6%, in 2012. The increases in 2013 and 2012 are primarily due to growth in wireless data and equipment revenues, reflecting the increasing percentage of wireless subscribers choosing smartphones. Higher wireline data revenues from U-verse residential customers and strategic business services also contributed to revenue growth. These increases were mostly offset by continued declines in wireline voice revenues for both years. The sale of our Advertising Solutions segment lowered revenues $1,049 in 2013 and $2,244 in 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The telecommunications industry is rapidly evolving from fixed location, voice-oriented services into an industry driven by customer demand for instantly available, data-based services (including video). Our products, services and plans are changing as we transition to sophisticated, high-speed, IP-based alternatives. We are also re-designing our networks to accommodate these new demands and to take advantage of related technological efficiencies. We expect continued growth in our wireless and wireline IP-based data revenues as we bundle and price plans with greater focus on data and video services. We expect continued declines in voice revenues and our basic wireline data services as customers choose these next-generation services.

Cost of services and sales expenses decreased $3,764, or 6.8%, in 2013 and increased $324, or 0.6%, in 2012. The 2013 expense decreased by $4,822 as a result of recording actuarial gains in 2013 and actuarial losses in 2012. Lower interconnect and long-distance expenses, lower costs associated with Universal Service Fund (USF) fees and the sale of our Advertising Solutions segment also contributed to expense declines in 2013. These decreases were partially offset by increased wireless equipment costs related to device sales and increased wireline costs attributable to U-verse subscriber growth.

Expense increases in 2012 were primarily due to increased wireline costs attributable to growth in U-verse subscribers, higher wireless handset costs related to strong smartphone sales and a higher actuarial loss on benefit plans. These increases were partially offset by lower traffic compensation costs, the sale of our Advertising Solutions segment and lower other nonemployee-related charges.

Selling, general and administrative expenses decreased $12,652, or 30.8%, in 2013 and $248, or 0.6%, in 2012. The 2013 expense decreased by $12,757 as a result of recording actuarial gains in 2013 and actuarial losses in 2012. Expense reductions in 2013 also reflect lower employee related Wireline costs, gains on spectrum transactions, lower financing-related costs associated with our pension and postretirement benefits (referred to as Pension/OPEB expenses) and the sale of our Advertising Solutions segment. These decreases were partially offset by increased charges for employee separations and higher selling and advertising expenses.

The 2012 expense decrease was primarily due to $4,181 in 2011 expenses related to the termination of the T-Mobile merger and the sale of our Advertising Solutions segment, offset by a larger actuarial loss of $3,454 and higher wireless commissions and administrative costs.

Impairment of intangible assets  In 2011, we recorded noncash charges for impairments in our Advertising Solutions segment, which consisted of a $2,745 goodwill impairment and a $165 impairment of a trade name.

Depreciation and amortization expense increased $252, or 1.4%, in 2013 and decreased $234, or 1.3%, in 2012. The 2013 expense increase was primarily due to ongoing capital spending for network upgrades and expansion, partially offset by fully depreciated assets and lower amortization of intangibles for customer lists related to acquisitions and the sale of our Advertising Solutions segment.

The 2012 expense decrease was primarily due to the sale of our Advertising Solutions segment and lower amortization of intangibles for customer lists related to acquisitions, offset by increased depreciation associated with ongoing capital spending for network upgrades and expansion.

Interest expense increased $496, or 14.4%, in 2013 and decreased $91, or 2.6%, in 2012. The increase was due to a $581 charge related to our debt tender offers in 2013, partially offset by charges associated with early debt redemptions in 2012. Lower average interest rates offset higher average debt balances.

The decrease in interest expense for 2012 was primarily due to lower average interest rates and average debt balances, partially offset by one-time charges associated with early debt redemptions.

Equity in net income of affiliates decreased $110, or 14.6%, in 2013 and $32, or 4.1%, in 2012. Decreased equity in net income of affiliates in both periods was due to lower earnings from América Móvil, S.A. de C.V. (América Móvil), and increased expenses in our mobile payment joint venture with other wireless carriers, marketed as the Isis Mobile WalletTM (ISIS). These decreases were partially offset by earnings from YP Holdings LLC (YP Holdings).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Other income (expense) – net  We had other income of $596 in 2013, $134 in 2012 and $249 in 2011. Results for 2013 included a net gain on the sale of América Móvil shares and other investments of $498, interest and dividend income of $68, and leveraged lease income of $26.

Other income for 2012 included interest and dividend income of $61, leveraged lease income of $55 and net gains on the sale of investments of $74. This income was partially offset by $57 of investment impairments. Results for 2011 included interest and dividend income of $73, leveraged lease income of $80 and net gains on the sale of investments of $97.

Income tax expense increased $6,324 in 2013 and $368 in 2012. Both increases were primarily due to an increase in income before income taxes. Our effective tax rate was 33.2% in 2013, 27.8% in 2012 and 37.7% in 2011 (see Note 11).

Segment Results
Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our operating segments based on segment income before income taxes. We make our capital allocation decisions based on the strategic needs of the business, needs of the network (wireless or wireline) providing services and demands to provide emerging services to our customers. Actuarial gains and losses from pension and other postemployment benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in each segment’s percentage of our total segment income. Each segment’s percentage of total segment operating revenue and income calculations is derived from our segment results, and income percentage may total more than 100 percent due to losses in one or more segments. We have three reportable segments: (1) Wireless, (2) Wireline and (3) Other. Our operating results prior to May 9, 2012, also included our sold Advertising Solutions segment (see Note 5).

The Wireless segment accounted for approximately 54% of our 2013 total segment operating revenues as compared to  52% in 2012 and 76% of our 2013 total segment income as compared to 70% in 2012. This segment uses our nationwide network to provide consumer and business customers with wireless data and voice communications services. This segment includes our portion of the results from our mobile payment joint venture ISIS, which is accounted for as an equity method investment.

The Wireline segment accounted for approximately 46% of our 2013 total segment operating revenues as compared to 47% in 2012 and 27% of our 2013 total segment income as compared to 31% in 2012. This segment uses our regional, national and global network to provide consumer and business customers with data and voice communications services, U-verse high-speed broadband, video, voice services and managed networking to business customers.

The former Advertising Solutions segment (sold on May 8, 2012), included our directory operations, which published Yellow and White Pages directories and sold directory advertising, Internet-based advertising and local search.

The Other segment accounted for less than 1% of our 2013 and 2012 total segment operating revenues. Since segment operating expenses exceeded revenue in both years, a segment loss was incurred in both 2013 and 2012. This segment includes results from our equity investments in América Móvil and YP Holdings, and costs to support corporate-driven activities and operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest costs and expected return on plan assets for our pension and postretirement benefit plans.

The following sections discuss our operating results by segment. Operations and support expenses include certain network planning and engineering expenses; information technology; our repair technicians and repair services; property taxes; bad debt expense; advertising costs; sales and marketing functions, including customer service centers; real estate costs, including maintenance and utilities on all buildings; credit and collection functions; and corporate support costs, such as finance, legal, human resources and external affairs. Pension and postretirement service costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with employees who perform these functions.

We discuss capital expenditures for each segment in “Liquidity and Capital Resources.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless
Segment Results
				Percent Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Segment operating revenues
Data	$21,719	$18,297	$14,861	18.7%	23.1%
Voice, text and other service	39,833	40,889	41,865	(2.6)	(2.3)
Equipment	8,347	7,577	6,489	10.2	16.8
Total Segment Operating Revenues	69,899	66,763	63,215	4.7	5.6
Segment operating expenses
Operations and support	44,508	43,296	41,282	2.8	4.9
Depreciation and amortization	7,468	6,873	6,329	8.7	8.6
Total Segment Operating Expenses	51,976	50,169	47,611	3.6	5.4
Segment Operating Income	17,923	16,594	15,604	8.0	6.3
Equity in Net Income (Loss) of Affiliates	(75)	(62)	(29)	(21.0)	-
Segment Income	$17,848	$16,532	$15,575	8.0%	6.1%

The following table highlights other key measures of performance for the Wireless segment:

				Percent Change
(Subscribers in 000s)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Wireless Subscribers1
Postpaid smartphones2	51,874	47,076	39,376	10.2%		19.6%
Postpaid feature phones and data-centric devices	20,764	23,421	29,933	(11.3)		(21.8)
Postpaid	72,638	70,497	69,309	3.0		1.7
Prepaid	7,384	7,328	7,225	0.8		1.4
Reseller	14,028	14,875	13,644	(5.7)		9.0
Connected devices3	16,326	14,257	13,069	14.5		9.1
Total Wireless Subscribers	110,376	106,957	103,247	3.2		3.6

Net Additions4
Postpaid2	1,776	1,438	1,429	23.5		0.6
Prepaid	(13)	128	674	-		(81.0)
Reseller	(1,074)	1,027	1,874	-		(45.2)
Connected devices	2,032	1,171	3,722	73.5		(68.5)
Net Subscriber Additions	2,721	3,764	7,699	(27.7	) %	(51.1	) %

Total Churn5	1.37%	1.35%	1.37%	2 BP		(2) BP
Postpaid Churn5	1.06%	1.09%	1.18%	(3) BP		(9) BP
1 Represents 100% of AT&T Mobility wireless subscribers.
2 Includes approximately 1,534 smartphones sold in 2013 under the AT&T Next program.
3 Includes data-centric devices (eReaders and automobile monitoring systems). Excludes tablets, which are primarily included in postpaid.
4 Excludes merger and acquisition-related additions during the period.
5 Calculated by dividing the aggregate number of wireless subscribers who canceled service during a period divided by the total number of wireless subscribers at the beginning of that period. The churn rate for the period is equal to the average of the churn rate for each month of that period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless Subscriber Relationships
As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative services, plans and devices and a wireless network that has sufficient spectrum and capacity to support these innovations on as broad a geographic basis as possible. To attract and retain subscribers in a maturing market, we have launched a wide variety of service plans, including Mobile Share and AT&T Next (our program that allows for the purchase of devices on installment), and expect to launch additional plans during 2014. While we have focused on attracting and retaining postpaid subscribers, we have recently increased our focus on prepaid subscribers with our pending acquisition of Leap Wireless, which we expect to complete by the end of first quarter 2014.

In 2013, we continued to see an increasing number of our postpaid subscribers select smartphones rather than feature phones, which lack general Internet access. Of our total postpaid phone subscriber base, 76.6% (or 51.9 million subscribers) use smartphones, up from 69.6% (or 47.1 million subscribers) a year earlier and 58.5% (or 39.4 million subscribers) two years ago. As is common in the industry, most of our subscribers’ phones are designed to work only with our wireless technology, requiring subscribers who desire to move to a new carrier with a different technology to purchase a new device. Our postpaid subscribers also continued to add more tablets, reflecting the popularity of our Mobile Share plan.

Our postpaid subscribers typically sign a two-year contract, which includes discounted handsets and early termination fees. About 90% of our postpaid smartphone subscribers are on FamilyTalk® plans (family plans), Mobile Share plans or business plans, which provide for service on multiple devices at reduced rates, and such subscribers tend to have higher retention and lower churn rates. During 2013, we introduced additional programs that allow for the purchase of handsets on installments and for reduced-price service plans. We also offer data plans at different price levels (usage-based data plans) to attract a wide variety of subscribers and to differentiate us from our competitors. Our postpaid subscribers on data plans increased 10.2% year over year. A growing percentage of our postpaid smartphone subscribers are on usage-based data plans, with 72.6% (or 37.7 million subscribers) on these plans as of December 31, 2013, up from 67.4% (or 31.7 million subscribers) as of December 31, 2012, and 56.0% (or 22.1 million subscribers) as of December 31, 2011. About 80% of subscribers on usage-based data plans have chosen the medium- and higher-data plans. Such offerings are intended to encourage existing subscribers to upgrade their current services and/or add connected devices, attract subscribers from other providers and minimize subscriber churn.

As of December 31, 2013, approximately 77% of our postpaid smartphone subscribers use a 4G-capable device (i.e., a device that would operate on our HSPA+ or LTE network), and more than 50% of our postpaid smartphone subscribers use an LTE device. Due to substantial increases in the demand for wireless service in the United States, AT&T is facing significant spectrum and capacity constraints on its wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing data and voice services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any long-term spectrum solution will require that the Federal Communications Commission (FCC) make new or existing spectrum available to the wireless industry to meet the expanding needs of our subscribers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis.

Wireless Metrics
Subscriber Additions As of December 31, 2013, we served 110.4 million wireless subscribers, an increase of 3.2% from 2012. Market maturity in traditional wireless subscribers continues to limit the rate of growth in the industry’s subscriber base, contributing to a 1.4% decrease in our gross subscriber additions (gross additions) in 2013 and a decrease of 13.0% in 2012.

Net subscriber additions (net additions) in 2013 were lower primarily due to losses in low-revenue reseller accounts. Lower net additions in 2012, as compared to 2011, were primarily attributable to lower net connected device and reseller additions when compared to the prior year, which reflected higher churn rates for customers not using such devices (zero-revenue customers).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Average service revenue per user (ARPU) – Postpaid increased 1.6% in 2013 and 1.9% in 2012, driven by increases in data services ARPU of 16.9% in 2013 and 17.9% in 2012, reflecting greater use of smartphones and data-centric devices by our subscribers.

The growth in postpaid data services ARPU in 2013 and 2012 was partially offset by a 5.0% decrease in postpaid voice and other service ARPU in 2013 and a 3.7% decrease in 2012. Voice and other service ARPU declined due to lower access and airtime charges, triggered in part by postpaid subscribers on our discount plans, and lower roaming revenues.

ARPU – Total increased 0.9% in 2013, reflecting growth in data services as more subscribers are using smartphones and tablets and choosing medium- and higher-priced usage-based data plans. Total ARPU decreased 1.6% in 2012, reflecting growth in connected device, tablet and reseller subscribers, which have lower-priced data-only plans compared with our postpaid smartphone plans. We expect continued revenue growth from data services as more subscribers use smartphones and data-centric devices. While price changes may impact revenue and service ARPU, going forward we expect to increase equipment sales under our AT&T Next installment program. Data services ARPU increased 15.1% in 2013 and 16.1% in 2012, reflecting increased smartphone and data-centric device use. Voice, text and other service ARPU declined 5.5% in 2013 and 7.9% in 2012 due to voice access and usage trends and a shift toward a greater percentage of data-centric devices. We expect continued pressure on voice, text and other service ARPU.

Churn  The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. While the postpaid churn rate was lower in 2013, the total churn rate was up slightly in 2013, reflecting increased competition, especially for price-conscious customers. Total and postpaid churn were down slightly in 2012, reflecting popularity of our reduced-rate family, Mobile Share, and business plans; however, the decrease was mostly offset by the disconnection of reseller low-revenue accounts.

Operating Results
Segment operating income margin was 25.6% in 2013, compared to 24.9% in 2012 and 24.7% in 2011. Our Wireless segment operating income increased $1,329, or 8.0%, in 2013 and increased $990, or 6.3%, in 2012. The operating income and margin increase in 2013 reflected continuing data revenue growth and operating efficiencies, partially offset by the high subsidies associated with growing smartphone sales. The margin increase in 2012 reflected higher data revenues generated by our postpaid subscribers, partially offset by higher equipment and selling costs associated with higher smartphone sales and handset upgrades. While we subsidize the sales prices of various smartphones, we expect that subscriber revenues generated over time from voice and data services will exceed the cost of those subsidies. We also expect our subsidies costs to be tempered in 2014 by the growing popularity of our AT&T Next program, as discussed below.

Voice, text and other service revenues decreased $1,056, or 2.6%, in 2013 and $976, or 2.3%, in 2012. While the number of wireless subscribers increased 3.2% in 2013, and 3.6% in 2012, these revenues continued to decline due to voice access and usage declines, as noted in the ARPU and subscriber relationships discussions above.

Data service revenues increased $3,422, or 18.7%, in 2013 and $3,436, or 23.1%, in 2012. The increases were primarily due to the increased number of subscribers using smartphones and data-centric devices, such as tablets, eReaders, and mobile navigation devices. Data service revenues accounted for approximately 35.3% of our wireless service revenues in 2013, compared to 30.9% in 2012 and 26.2% in 2011.

Equipment revenues increased $770, or 10.2%, in 2013 and $1,088, or 16.8%, in 2012. The increases were primarily due to year-over-year increases in smartphone sales as a percentage of total device sales to postpaid subscribers. Equipment revenues in 2013 also included incremental revenues from devices sold under our AT&T Next program. While we expect equipment revenues to increase under this program, we expect monthly services revenues to decline for subscribers to this program. The increase in 2012 was primarily due to the launch of a new iPhone model and increased handset upgrade fees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operations and support expenses increased $1,212, or 2.8%, in 2013 and $2,014, or 4.9%, in 2012. The increase in 2013 was primarily due to the following:
•	Equipment costs increased $817, reflecting sales of more expensive smartphones, partially offset by the overall decline in upgrade activity and total device sales.
•
Selling expenses (other than commissions) and administrative expenses increased $712 due primarily to a $265 increase in employee-related costs, a $246 increase in advertising costs, $187 increase in information technology costs in conjunction with ongoing support systems development, and $107 increase in nonemployee-related costs, partially offset by an $84 decrease in bad debt expense.

•	Network system costs increased $146 primarily due to higher network traffic, personnel-related network support costs and cell site related costs in conjunction with our network enhancement efforts.
•
Commission expenses increased $59 due to a year-over-year increase in smartphone sales as a percentage of total device sales, partially offset by the overall decline in handset upgrade activity and total device sales.

Partially offsetting these increases were the following:
•	Interconnect and long-distance costs decreased $353 due to third-party credits, lower usage costs and our ongoing network transition to more efficient Ethernet/IP-based technologies in 2013.
•	USF fees decreased $104 primarily due to USF rate decreases, which are offset by lower USF revenues.
•	Incollect roaming fees decreased $73 primarily due to rate declines and lower roaming use associated with the integration of previously acquired subscribers into our network.

The increase in 2012 was primarily due to the following:
•
Commission expenses increased $636 due to a year-over-year increase in smartphone sales as a percentage of total device sales, partially offset by the overall decline in handset upgrade activity and total device sales.

•
Selling expenses (other than commissions) and administrative expenses increased $526 due primarily to a $181 increase in information technology costs in conjunction with ongoing support systems development, $137 increase in employee-related costs, $99 increase in nonemployee-related costs, and $89 increase in bad debt expense, partially offset by a $57 decline in advertising costs.

•	Equipment costs increased $507, reflecting sales of more expensive smartphones, partially offset by the overall decline in upgrade activity and total device sales.
•
Network system, interconnect, and long-distance costs increased $202 primarily due to higher network traffic, personnel-related network support costs and cell site related costs in conjunction with our network enhancement efforts and storm costs.

•	USF fees increased $166 primarily due to USF rate increases.
•	Handset insurance cost increased $141 due to claims on more expensive devices.

Partially offsetting these increases, incollect roaming fees decreased $115 primarily due to rate declines and lower roaming use associated with the integration of previously acquired subscribers into our network.

Depreciation and amortization expenses increased $595, or 8.7%, in 2013 and $544, or 8.6%, in 2012. In 2013, depreciation expense increased $865, or 13.5%, primarily due to ongoing capital spending for network upgrades and expansions partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $270, or 55.3%, primarily due to lower amortization of intangibles for customer lists related to acquisitions.

Depreciation expense increased $855, or 15.5%, in 2012 primarily due to ongoing capital spending for network upgrades and expansion and the reclassification of shared information technology costs partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $311, or 38.9%, in 2012 primarily due to lower amortization of intangibles for customer lists related to acquisitions.

Equity in net income (loss) of affiliates for the Wireless segment includes expenses for ISIS, our mobile payment joint venture with Verizon and T-Mobile.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireline
Segment Results
				Percent Change
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011

Segment operating revenues
Data	$33,593	$31,841	$29,548	5.5%		7.8%
Voice	20,333	22,614	25,121	(10.1)		(10.0)
Other	4,888	5,118	5,480	(4.5)		(6.6)
Total Segment Operating Revenues	58,814	59,573	60,149	(1.3)		(1.0)
Segment operating expenses
Operations and support	41,638	41,207	41,361	1.0		(0.4)
Depreciation and amortization	10,907	11,123	11,615	(1.9)		(4.2)
Total Segment Operating Expenses	52,545	52,330	52,976	0.4		(1.2)
Segment Operating Income	6,269	7,243	7,173	(13.4)		1.0
Equity in Net Income (Loss) of Affiliates	2	(1)	(2)	-		-
Segment Income	$6,271	$7,242	$7,171	(13.4	) %	1.0%

Operating Results
Our Wireline segment operating income margin was 10.7% in 2013, compared to 12.2% in 2012 and 11.9% in 2011. Our Wireline segment operating income decreased $974, or 13.4%, in 2013 and increased $70, or 1.0%, in 2012. The decrease in operating income and margin in 2013 was driven primarily by lower voice revenue and higher operations and support expense, partially offset by data revenue growth and lower depreciation and amortization expense. The increase in operating income and margins in 2012 was driven by data revenue growth and lower depreciation and amortization expense, partially offset by lower voice revenue. As we transition from basic voice and data services to sophisticated, high-speed, IP-based alternatives, we expect continued growth in our more advanced IP data products while traditional data and DSL revenues continue to decline.

Data revenues increased $1,752, or 5.5%, in 2013 and $2,293, or 7.8%, in 2012. Data revenues accounted for approximately 57% of wireline operating revenues in 2013, 53% in 2012 and 49% in 2011. Data revenues include IP, strategic business and traditional data services.
•
IP data revenues (excluding strategic business services below) increased $1,662, or 11.3%, in 2013 and $1,781, or 13.8%, in 2012 primarily driven by higher U-verse penetration, customer additions, and migration from our legacy voice and DSL services. In 2013 and 2012 U-verse revenue from consumer customers increased $1,289 and $1,154 for broadband high-speed Internet access, $995 and $1,056 for video and $282 and $250 for voice, respectively. These increases were partially offset by a decrease of $777 and $628 in DSL revenue as customers continue to shift to our U-verse or competitors’ high speed Internet access offerings.

•
Strategic business services, which include VPN, Ethernet, hosting, IP conferencing, VoIP, Ethernet-access to Managed Internet Service (EaMIS), security services and U-verse provided to business customers, increased $1,105, or 15.0%, in 2013 and $1,029, or 16.2%, in 2012 primarily driven by migration from our legacy services. In 2013 and 2012, revenues from VPN increased $360 and $432, Ethernet increased $310 and $280, U-verse services increased $143 and $85, EaMIS increased $126 and $111 and VoIP increased $93 and $61, respectively.

•
Traditional data revenues, which include transport (excluding Ethernet) and packet-switched data services, decreased $1,016, or 10.4%, in 2013 and $528, or 5.1%, in 2012. These decreases were primarily due to lower demand as customers continue to shift to more advanced IP-based technology such as VPN, Ethernet, U-verse high speed Internet access and managed Internet services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Voice revenues decreased $2,281, or 10.1%, in 2013 and $2,507, or 10.0%, in 2012 primarily due to declining demand for traditional voice services by our consumer and business customers. Included in voice revenues are revenues from local voice, long distance (including international) and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.
•	Local voice revenues decreased $1,420, or 10.2%, in 2013 and $1,526, or 9.9%, in 2012. The decrease in 2013 and 2012 was driven primarily by a 15.8% and 14.0% decline in switched access lines.
•
Long-distance revenues decreased $843, or 11.0%, in 2013 and $965, or 11.2%, in 2012. Lower demand for long-distance service from our business and consumer customers decreased revenues $709 in 2013 and $801 in 2012. Additionally, expected declines in the number of national mass-market customers decreased revenues $135 in 2013 and $162 in 2012.

Other operating revenues decreased $230, or 4.5%, in 2013 and $362, or 6.6%, in 2012. Major items included in other operating revenues are integration services and customer premises equipment, government-related services and outsourcing, which account for approximately 60% of total other revenue in the years reported.

Operations and support expenses increased $431, or 1.0%, in 2013 and decreased $154, or 0.4%, in 2012. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.

The 2013 increase was primarily due to increased cost of sales of $680, primarily related to U-verse related expenses, advertising expenses of $155 and contract services of $125. These increases were partially offset by lower employee-related expense of $437, reflecting workforce reduction initiatives, and USF fees of $116, which were offset by lower USF revenue.

The 2012 decrease was primarily due to lower employee-related expense of $470, reflecting workforce reduction initiatives, decreased traffic compensation expense of $281 and lower nonemployee-related expense of $172. These decreases were partially offset by increased cost of sales of $538, primarily related to U-verse related expenses, and increased USF fees of $254, which were offset by higher USF revenue.

Depreciation and amortization expenses decreased $216, or 1.9%, in 2013 and $492, or 4.2%, in 2012. Both decreases were primarily related to lower amortization of intangibles for customer lists associated with acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information

Wireline Broadband, Telephone and Video Connections Summary
Our broadband, switched access lines and other services provided at December 31, 2013, 2012, and 2011 are shown below and trends are addressed throughout the preceding segment discussion.

				Percent Change
(in 000s)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
U-verse high speed Internet	10,375	7,717	5,224	34.4%		47.7%
DSL and other broadband connections	6,050	8,673	11,203	(30.2)		(22.6)
Total Wireline Broadband Connections1	16,425	16,390	16,427	0.2		(0.2)

Total U-verse Video Connections	5,460	4,536	3,791	20.4		19.7

Retail consumer switched access lines	12,403	15,707	18,952	(21.0)		(17.1)
U-verse consumer VoIP connections	3,848	2,905	2,278	32.5		27.5
Total Retail Consumer Voice Connections2	16,251	18,612	21,230	(12.7)		(12.3)

Switched Access Lines
Retail consumer	12,403	15,707	18,952	(21.0)		(17.1)
Retail business	10,364	11,484	12,750	(9.8)		(9.9)
Retail Subtotal2	22,767	27,191	31,702	(16.3)		(14.2)

Wholesale Subtotal2	1,626	1,775	1,978	(8.4)		(10.3)

Total Switched Access Lines2, 3	24,639	29,279	34,054	(15.8	) %	(14.0	) %
1 Total wireline broadband connections include U-verse high speed Internet access, DSL lines and satellite broadband.
2 Prior-period amounts are restated to conform to current-period reporting methodology.
3 Total switched access lines include access lines provided to national mass markets and private payphone service providers of 246 at December 31, 2013, 313 at December 31, 2012, and 374 at December 31, 2011.

Advertising Solutions
Segment Results
				Percent Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Total Segment Operating Revenues	$-	$1,049	$3,293	-	(68.1)%
Segment operating expenses
Operations and support	-	773	2,265	-	(65.9)
Impairment of intangible assets	-	-	2,910	-	-
Depreciation and amortization	-	106	386	-	(72.5)
Total Segment Operating Expenses	-	879	5,561	-	(84.2)
Segment Income (Loss)	$-	$170	$(2,268)	-	-

On May 8, 2012, we completed the sale of our Advertising Solutions segment to an affiliate of Cerberus Capital Management, L.P. (see Note 5).

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Other
Segment Results
				Percent Change
				2013 vs. 2012		2012 vs. 2011
	2013	2012	2011
Total Segment Operating Revenues	$39	$49	$66	(20.4	) %	(25.8	) %
Total Segment Operating Expenses	1,336	1,065	5,077	25.4		(79.0)
Segment Operating Loss	(1,297)	(1,016)	(5,011)	(27.7)		79.7
Equity in Net Income of Affiliates	715	815	815	(12.3)		-
Segment Income (Loss)	$(582)	$(201)	$(4,196)	-		95.2%

The Other segment includes our ownership percentage of the results from América Móvil and YP Holdings, and costs to support corporate-driven activities and operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest costs and expected return on plan assets for our pension and postretirement benefit plans.

Segment operating revenues decreased $10, or 20.4%, in 2013 and $17, or 25.8%, in 2012. The decrease was primarily due to reduced revenues from leased equipment programs.

Segment operating expenses increased $271, or 25.4%, in 2013 and decreased $4,012, or 79.0%, in 2012. The increase in 2013 was primarily related to higher charges for employee separations, increased new product development expenses and higher corporate support and capital leasing operations costs, partially offset by gains of $293 associated with the transfers of Advanced Wireless Service (AWS) licenses as part of our 700 MHz spectrum acquisitions and decreased Pension/OPEB financing costs and other employee-related charges. The decrease in 2012 was due to charges incurred in 2011 related to the termination of the T-Mobile acquisition.

Equity in net income of affiliates decreased $100, or 12.3%, in 2013 and remained flat for 2012. Decreased equity in net income of affiliates in 2013 was due to reduced earnings and foreign exchange impacts from América Móvil. In 2012 increased equity income of affiliates from YP Holdings earnings were offset by lower results at América Móvil.

Our equity in net income of affiliates by major investment is listed below:

	2013	2012	2011
América Móvil	$532	$686	$720
YP Holdings	182	130	-
Telmex1	-	-	95
Other	1	(1)	-
Other Segment Equity in Net Income of Affiliates	$715	$815	$815
1 Acquired by América Móvil in 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2014 Revenue Trends  We expect our operating environment in 2014 to remain challenging as current uncertain economic conditions continue and competition continues to increase, especially in the wireless area. Despite these challenges, we expect our consolidated operating revenues in 2014 to grow, driven by continuing growth in our wireless data and IP-related wireline data services, including U-verse. We expect our primary driver of growth to be wireless data services from smartphones, tablets and other services (such as wireless home services and mobile navigation, including car-based services). While price changes may impact revenue and service ARPU, we expect to increase equipment sales under our AT&T Next installment program. We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in traditional telephone service revenues. Where available, our U-verse services have proved effective in stemming access line losses, and we expect to continue to expand our U-verse service offerings in 2014.

2014 Expense Trends  We expect a stable consolidated operating income margin in 2014 with expanding wireless margins being offset by wireline margin pressure as a result of our IP broadband and video expansion and other initiatives to enhance business offerings, including cloud services. Expenses related to growth areas of our business, including wireless data, U-verse and strategic business services, will apply some pressure to our operating income margin.

Market Conditions  During 2013, ongoing slow recovery in the general economy has continued to negatively affect our customers. Our business and residential customers have continued to purchase lower levels of traditional wireline services and we expect those trends to continue. These negative trends were partially offset by continued growth in our wireless data and IP-related services. We expect further pressure on pricing and margins as we compete for both wireline and wireless customers who have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing equipment under warranty from our suppliers.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. Our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In September 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC to the trust used to pay pension benefits. The trust is entitled to receive cumulative annual cash distributions of $560, which will result in a $560 contribution during 2014. We do not have significant additional contribution requirements to our pension plans for 2014. However, a weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market, and changes in the performance of equity markets, may have significant impacts on the fair value of pension and other postretirement plans at the end of 2014 (see “Accounting Policies and Estimates”).

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

We provide wireless services in robustly competitive markets, but those services are subject to substantial and increasing governmental regulation. Wireless communications providers must obtain licenses from the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the FCC rules and policies governing the use of the spectrum. The FCC has recognized that the explosive growth of bandwidth-intensive wireless data services requires the U.S. Government to make more spectrum available. In February 2012, Congress set forth specific spectrum blocks to be auctioned and licensed by February 2015, and also authorized the FCC to conduct an “incentive auction,” to make available for wireless broadband use certain spectrum that is currently used by broadcast television licensees. The FCC has initiated proceedings to establish rules that would govern this process. It also initiated a separate proceeding to review its policies governing mobile spectrum holdings and consider whether there should be limits on the amount of spectrum a wireless service provider may possess. We seek to ensure that we have the opportunity, through the incentive auction and otherwise, to obtain the spectrum we need to provide our customers with high-quality service. While wireless communications providers’ prices and service offerings are generally not subject to state regulation, states sometimes attempt to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

On January 14, 2014, the D.C. Circuit released its decision on Verizon’s appeal of the FCC’s Net Neutrality rules. Those rules prohibited providers of fixed, mass market Internet access service from blocking access to lawful content, applications, services or non-harmful devices. The rules prohibited providers of mobile broadband Internet access service from blocking consumers from accessing lawful websites or applications that compete with the provider’s own voice or video telephony services. The rules also imposed transparency requirements on providers of both fixed and mobile broadband Internet access services, requiring public disclosure of information regarding network management practices, performance and commercial terms of their service offerings. In addition, the rules prohibited providers of fixed (but not mobile) broadband Internet access service from unreasonably discriminating in their transmission of lawful network traffic.

In its decision, the court found the FCC had authority under section 706 of the Act (which directs the FCC and state commissions to promote broadband deployment) to adopt rules designed to preserve the open Internet, but vacated and remanded the antidiscrimination and no-blocking rules on the ground that they impermissibly imposed common carrier regulation on broadband Internet access service. The court held that, having declared broadband Internet access services to be information services, the FCC could not regulate them as telecommunications services. The court did not vacate the transparency rules.

The invalidation of the no-blocking and antidiscrimination rules means that broadband Internet access providers have greater flexibility in their provision of mass market services. However, the court’s finding that section 706 provides the FCC independent authority to adopt rules to promote broadband deployment appears to give the FCC broad authority to regulate the Internet and, more generally, IP-based services, provided the FCC finds such regulation promotes deployment of broadband infrastructure. In addition, because section 706(a) grants authority to both the FCC and the states to adopt rules to promote broadband deployment, states could attempt to rely on that provision to regulate broadband services, although the states’ authority to do so appears to be narrower than the FCC’s. If the FCC were to reclassify broadband as a telecommunications service, or the FCC and/or the states were to impose additional regulation of the Internet or broadband services, it could have a material adverse impact on our broadband services and operating results.

Expected Growth Areas
We expect our wireless services and wireline IP-data products to remain the most significant growth portions of our business and have also discussed trends affecting the segments in which we report results for these products (see “Wireless Segment Results” and “Wireline Segment Results”). Over the next few years, we expect our growth to come from IP-based data services used by our wireless and wireline customers. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless  We expect to deliver continued revenue growth in the coming years. We are in a period of rapid growth in wireless data usage and believe that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video. For example, we have launched our innovative home monitoring service (Digital Life) and have announced plans for car-related security and entertainment services. We also participate in ISIS which has also begun its national rollout of mobile payment services.

In the United States, we now cover all major metropolitan areas and nearly 280 million people with our LTE technology. We expect to cover approximately 300 million people and to be essentially complete by the summer of 2014. We also provide 4G coverage using various other technologies (UMTS and HSPA+), and when combined with our upgraded backhaul, we are able to enhance our network capabilities and provide superior mobile broadband speeds for data and video services. Our wireless network also relies on other GSM digital transmission technologies for 3G and 2G data communications. As of December 31, 2013, we served more than 110 million subscribers. We continue to expand the number of locations, including airports and cafés, where customers can access broadband Internet connections using wireless fidelity (local radio frequency commonly referred to as Wi-Fi) technology.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative data services and a wireless network that has sufficient spectrum and capacity to support these innovations. We are facing significant spectrum and capacity constraints on our wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any long-term spectrum solution will require that the FCC make new or existing spectrum available to the wireless industry to meet the expanding needs of our subscribers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis. To that end, we closed more than 60 deals to acquire spectrum and wireless operations during 2013. Much of the recently acquired spectrum came from an innovative solution in which we obtained FCC approval to use Wireless Communication Services spectrum for mobile broadband for the first time.

U-verse Services  During 2013, we continued to expand our offerings of U-verse high speed Internet and TV services. As of December 31, 2013, we are marketing U-verse services to approximately 27 million customer locations (locations eligible to receive U-verse service). As of December 31, 2013, we had 10.7 million total U-verse subscribers (high-speed Internet and video), including 10.4 million Internet and 5.5 million video subscribers (subscribers to both services are only counted once in the total). As part of Project Velocity IP (VIP), we plan to expand our IP-broadband service to approximately 57 million customer locations, including U-verse services to a total of 33 million customer locations. We expect to be substantially complete in the 2015 and 2016 timeframe.

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

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant regulatory proceedings that directly affected our operations during 2013. Industry-wide regulatory developments are discussed above in Operating Environment Overview. While these issues may apply only to certain subsidiaries, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

International Regulation Our subsidiaries operating outside the United States are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large-business) services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce network costs, foster conditions favorable to investment, and increase our scope of fully authorized network services and products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Federal Regulation A summary of significant 2013 federal regulatory developments follows.

Intercarrier Compensation/Universal Service  In October 2011, the FCC adopted an order fundamentally overhauling its high-cost universal service program, through which it disburses approximately $4,500 per year to carriers providing telephone service in high-cost areas, and its existing intercarrier compensation (ICC) rules, which govern payments between carriers for the exchange of traffic. The order adopts rules to address immediately certain practices that artificially increase ICC payments, as well as other practices to avoid such payments. The order also establishes a new ICC regime that will result in the elimination of virtually all terminating switched access charges and reciprocal compensation payments over a six-year transition. In the order, the FCC also repurposed its high-cost universal service program to encourage providers to deploy broadband facilities in unserved areas. To accomplish this goal, the FCC is transitioning support amounts disbursed through its existing high-cost program to its new Connect America Fund (CAF). In 2013, the FCC awarded us approximately $100 in new CAF funding to deploy broadband in unserved areas. We support many aspects of the order and new rules. AT&T and other parties have filed appeals of the FCC’s rules, which are pending in the Tenth Circuit Court of Appeals. Our appeal challenges only certain, narrow aspects of the order; AT&T intervened in support of the broad framework adopted by the order. Oral argument on the appeal took place November 19, 2013. A decision is possible in 2014. We do not expect the FCC’s rules to have a material impact on our operating results.

Transition to IP-Based Network  In conjunction with Project VIP, we filed a petition with the FCC asking it to open a proceeding to facilitate our transition to all IP-based networks and services to promote consumer interests and incent private investment in broadband infrastructure. On January 30, 2014, the FCC adopted an order authorizing a broad set of voluntary experiments to measure the impact on consumers of the IP transition. Among other things, the order invites providers to submit proposals for all-IP trials in discrete geographic areas. In the first quarter of 2014, AT&T expects to submit a detailed plan for two such trials. The FCC will put that detailed plan out for public comment, and expects to adopt an order regarding AT&T’s plan by the end of the second quarter of 2014. We expect this transition to take several years.

Net Neutrality On January 14, 2014, the D.C. Circuit released its decision on Verizon’s appeal of the FCC’s Net Neutrality rules. As discussed above, although the court found that the FCC generally has authority to adopt Net Neutrality rules, the court vacated and remanded the FCC’s antidiscrimination and no-blocking rules on the ground that they impermissibly imposed common carrier regulation on broadband Internet access service (the court upheld the transparency requirements). That decision means that broadband Internet access providers have greater flexibility in their provision of mass market services. But the court’s finding that the FCC has authority to adopt rules to promote broadband deployment appears to give the FCC broad authority to regulate the Internet and, more generally, IP-based services. In addition, the court’s rationale appears to give the states authority to adopt rules to promote broadband deployment, although their authority to do so appears to be narrower than the FCC’s. If the FCC were to reclassify broadband as a telecommunications service, or the FCC and/or the states were to impose additional regulation of the Internet or broadband services, it could have a material adverse impact on our broadband services and operating results.

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

Wireless
We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, multiple licensees, including six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensee may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors include brands such as Verizon Wireless, Sprint, T-Mobile, Metro PCS and Cricket Wireless, a larger number of regional providers of cellular, PCS and other wireless communications services and resellers of those services (see Note 5 for a discussion of our pending acquisition of Leap). In addition, we face competition from providers who offer voice, text messaging and other services as applications on data networks. More than 97 percent of the U.S. population lives in areas with at least three mobile telephone operators, and 90 percent of the population lives in areas with at least five competing carriers. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service.

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

Wireline
Our wireline subsidiaries will face continued competitive pressure in 2014 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are leading customers to terminate their traditional local wireline service and use competitive wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. In most markets, we compete, often on pricing of bundled services, with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc., for local, high-speed Internet, video and voice services customers and other smaller telecommunications companies for both long-distance and local services customers.

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

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based) and consequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., long-distance telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our U-verse service. We will continue to develop innovative products that capitalize on our IP-based network.

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity, and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, Competitive Local Exchange Carriers, regional phone Incumbent Local Exchange Carriers, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Orange Business Services, British Telecom, Singapore Telecommunications Limited and Verizon Communications Inc., as well as competition from a number of large systems integrators, such as HP Enterprise Services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

ACCOUNTING POLICIES AND STANDARDS

Critical Accounting Policies and Estimates  Because of the size of the financial statement line items they relate to or the extent of judgment required by our management, some of our accounting policies and estimates have a more significant impact on our consolidated financial statements than others. The following policies are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Doubtful Accounts  We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $95.

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 12. Our assumed discount rate of 5.00% at December 31, 2013, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2013, we increased our discount rate by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,533 and a decrease in our postretirement benefit obligation of $3,161. For the year ended December 31, 2012, we decreased our discount rate by 1.00%, resulting in an increase in our pension plan benefit obligation of $7,030 and an increase in our postretirement benefit obligation of $4,546.

Our expected long-term rate of return on plan assets assumption was 7.75% for the year ended December 31, 2013. Our expected return on plan assets is calculated using the actual fair value of plan assets. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2014 combined pension and postretirement cost to increase $262, which under our accounting policy would be recognized in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans. In 2013, the actual return on our combined pension and postretirement plan assets was 14.1%, resulting in an actuarial gain of $3,239.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are generally measured annually as of December 31 and accordingly will normally be recorded during the fourth quarter, unless an earlier remeasurement is required. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years. Note 12 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree healthcare costs.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 6. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2013. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would result in a decrease of approximately $2,539 in our 2013 depreciation expense and that a one-year decrease would result in an increase of approximately $3,763 in our 2013 depreciation expense.

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

Goodwill, wireless FCC licenses and trade names are not amortized but tested annually for impairment. We conduct our impairment tests as of October 1. We test goodwill on a reporting unit basis, and our reporting units coincide with our segments. If, due to changes in how we manage the business, we move a portion of a reporting unit to another reporting unit, we determine the amount of goodwill to reallocate to the new reporting unit based on the relative fair value of the portion of the business moved and the portion of the business remaining in the reporting unit. The goodwill impairment test is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that measurement to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value (i.e., an indication of impairment exists), then we perform the second step.

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

As shown in Note 7, all of our goodwill resides in the Wireless and Wireline segments. For each of those segments, we assess their fair values using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes a 10-year cash flow projection with a perpetuity value discounted using an appropriate Weighted Average Cost of Capital rate for each reporting unit. The market multiple approach uses a multiple of a company’s Earnings Before Interest, Taxes, and Depreciation and Amortization expenses (EBITDA). We determined the multiples of the publicly traded companies whose services are comparable to those offered by the segment and then calculated a weighted-average of those multiples. Using those weighted averages, we then calculated fair values for each of those segments. In 2013, the calculated fair value of the reporting unit exceeded book value in all circumstances and no additional testing was necessary. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been necessary. As a result of our 2011 impairment test, we recorded a goodwill impairment charge in the Advertising Solutions segment due to declines in the value of our directory business and that industry (see Note 7). We also recorded a corresponding impairment to an indefinite-lived trade name used by the former Advertising Solutions segment.

Wireless FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. As in prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company initially owns only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, EBITDA margins and churn rates. For impairment testing purposes, we assumed wireless revenue growth to trend down from our 2013 growth rate of 4.7% to a long-term growth rate that reflects expected long-term inflation trends. We assumed our churn rates will decline in 2014 from our rate of 1.37% in 2013, in line with expected trends in the industry but at a rate comparable with industry-leading churn. EBITDA margins were assumed to continue to trend at least 40%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. We based the assumptions, which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model, on a combination of average marketplace participant data and our historical results, trends and business plans. We also used operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc., to develop the projected cash flows. Since we included the cash flows associated with these other inputs in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless FCC licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. We used a discount rate of 8.5%, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. This discount rate is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

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

We evaluate our investments to determine whether market declines are temporary and accordingly reflected in accumulated other comprehensive income, or other-than-temporary and recorded as an expense in other income (expense) in the consolidated income statements. This evaluation is based on the length of time and the severity of decline in the investment’s value. In 2012 and 2011, we identified an immaterial other-than-temporary decline in the value of equity method investments and various cost investments.

Income Taxes  Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 11 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of our tax returns by federal, state or foreign tax authorities.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

OTHER BUSINESS MATTERS

Atlantic Tele-Network, Inc. Transaction  In September 2013, we acquired Atlantic Tele-Network, Inc.’s U.S. retail wireless operations, operated under the Alltel brand, for $806 in cash, which included closing adjustments. Under the terms of the agreement, we acquired wireless properties, including licenses, network assets, retail stores and approximately 550,000 subscribers. We expect to complete network upgrades and migrate customers to our network in the second half of 2014.

Leap Acquisition  In July 2013, we announced an agreement to acquire Leap Wireless International, Inc. (Leap), a provider of prepaid wireless service under the Cricket brand name, for fifteen dollars per outstanding share of Leap’s common stock, or approximately $1,260, plus one nontransferable contingent value right (CVR) per share. The CVR will entitle each Leap stockholder to a pro rata share of the net proceeds of the future sale of the Chicago 700 MHz A-band FCC license held by Leap. As of September 30, 2013, Leap had approximately $3,100 of debt, net of cash. Under the terms of the agreement, we will acquire all of Leap’s stock and, thereby, acquire all of its wireless properties, including spectrum licenses, network assets, retail stores and approximately 4.6 million subscribers. Leap’s spectrum licenses include Personal Communications Services (PCS) and AWS bands and are largely complementary to our licenses. Leap’s network covers approximately 96 million people in 35 states and consists of a 3G CDMA network and an LTE network covering approximately 21 million people.

The agreement was approved by more than 99 percent of votes cast by Leap’s stockholders on October 30, 2013. The transaction is subject to review by the FCC and Department of Justice (DOJ). The review process is underway at both agencies. The transaction is expected to close in the first quarter of 2014. The agreement provides both parties with certain termination rights if the transaction does not close by July 11, 2014, which can be extended until January 11, 2015 if certain conditions have not been met by that date. Under certain circumstances, Leap may be required to pay a termination fee or AT&T may be required to provide Leap with a three-year roaming agreement for LTE data coverage in certain Leap markets lacking LTE coverage, if the transaction does not close. If Leap enters into the roaming agreement, AT&T will then have the option within 30 days after entry into the roaming agreement to purchase certain specified Leap spectrum assets. If AT&T does not exercise its right to purchase all of the specified Leap spectrum assets, Leap can then within 60 days after expiration of AT&T’s option require AT&T to purchase all of the specified spectrum assets.

Spectrum Acquisitions  In September 2013, we acquired spectrum in the 700 MHz B band from Verizon Wireless for $1,900 in cash and an assignment of AWS spectrum licenses in five markets. The 700 MHz licenses acquired by AT&T cover 42 million people in 18 states. In January 2014, we announced an agreement to purchase 49 AWS spectrum licenses, covering nearly 50 million people in 14 states, from Aloha Partners II, L.P. The transaction is subject to regulatory approval and we expect to close the transaction in the second half of 2014.

Tower Transaction  On December 16, 2013, we closed our transaction with Crown Castle International Corp. (Crown Castle) in which Crown Castle will have the exclusive rights to lease and operate 9,048 and purchase 627 of our wireless towers for $4,827 in cash. Under the terms of the leases, Crown Castle will have exclusive rights to lease and operate the towers over various terms with an average length of approximately 28 years. As the leases expire, Crown Castle will have fixed price purchase options for these towers totaling approximately $4,200, based on their estimated fair market values at the end of the lease terms. We will sublease space on the towers from Crown Castle for a minimum of 10 years at current market rates, with options to renew. We accounted for the proceeds as a financing obligation.

Connecticut Wireline Disposition  In December 2013, we agreed to sell our incumbent local exchange operations in Connecticut to Frontier Communications Corporation for $2,000 in cash. These Connecticut operations represent approximately $1,200 in annual revenues as of 2013. The transaction is subject to review by the U.S. Department of Justice, the FCC and the Connecticut Public Utilities Regulatory Authority and other state regulatory authorities. We expect the transaction to close in the second half of 2014, subject to customary closing conditions.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

LIQUIDITY AND CAPITAL RESOURCES

We had $3,339 in cash and cash equivalents available at December 31, 2013. Cash and cash equivalents included cash of $697 and money market funds and other cash equivalents of $2,642. Cash and cash equivalents decreased $1,529 since December 31, 2012. During 2013, cash inflows were primarily provided by cash receipts from operations, a net increase in our debt and cash received from our tower leasing arrangement with Crown Castle and other asset sales. These inflows were largely offset by cash used to meet the needs of the business, including but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, stock repurchases and the acquisition of wireless spectrum and operations. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2013, cash provided by operating activities was $34,796, compared to $39,176 in 2012. Lower operating cash flows in 2013 were due to higher cash tax payments and the timing of working capital payments and wireless device financing related to our AT&T Next program. We expect lower cash from operations in 2014, in part as the tax rules allowing companies to more rapidly deduct the cost of equipment have ended and our AT&T Next program continues to gain popularity with customers.

During 2012, cash provided by operating activities was $39,176 compared to $34,743 in 2011. Our higher operating cash flows in 2012 were due to nonrecurring payments made in the prior year, including a $3,000 merger breakup fee to Deutsche Telekom AG (Deutsche Telekom) and a contribution to our pension plan of $1,000, as well as improvements in inventory and working capital management during 2012.

Cash Used in or Provided by Investing Activities
During 2013, cash used in investing activities consisted primarily of:
•	$20,944 in capital expenditures, excluding interest during construction.
•	$284 in interest during construction.
•	$4,050 purchase of wireless spectrum licenses and operations.

During 2013, cash provided by investing activities consisted primarily of:
•	$1,179 from the sale of a portion of our shares in América Móvil.
•	$712 from the sale of various properties.
•	$200 from the repayment of advances to YP Holdings.
•	$101 from the return of investment in YP Holdings.

Virtually all of our capital expenditures are spent on our wireless and wireline networks, our U-verse services and support systems for our communications services. Capital expenditures, excluding interest during construction, increased $1,479 from 2012. Our Wireless segment represented 52% of our total spending and increased 3% in 2013. The Wireline segment, which includes U-verse services, represented 48% of the total capital expenditures and increased 13% in 2013, primarily reflecting our implementation of Project VIP.

We expect that our capital expenditures during 2014 will be in the $21,000 range. We expect 2014 to be our peak investment year for Project VIP and anticipate our Wireless and Wireline segments’ spend to be proportionally consistent to the previous year. Upon our completion of Project VIP, we expect capital investments to trend back to historic levels. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory considerations.

Cash Used in or Provided by Financing Activities
We paid dividends of $9,696 in 2013, $10,241 in 2012, and $10,172 in 2011, primarily reflecting the decline in shares outstanding due to our repurchase activity, partially offset by dividend rate increases. In December 2013, our Board of Directors approved a 2.2% increase in the quarterly dividend from $0.45 to $0.46 per share. This follows a 2.3% dividend increase approved by our Board in November 2012. Dividends declared by our Board of Directors totaled $1.81 per share in 2013, $1.77 per share in 2012, and $1.73 per share in 2011. Our dividend policy considers the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In 2013, we continued to take advantage of lower market interest rates and undertook several activities related to our long-term debt which caused our weighted average interest rate of our entire long-term debt portfolio to decrease from 4.9% at December 31, 2012 to 4.5% at December 31, 2013. We had $74,484
of total notes and debentures outstanding (see Note 9) at December 31, 2013, which included Euro, British pound sterling or Canadian dollar denominated debt of approximately $18,206.

During 2013, we received net proceeds of $12,040 from the issuance of $12,108 in long-term debt in various markets, with an average weighted maturity of approximately 10 years and an average interest rate of 2.6%. Debt issued included:
•
February 2013 issuance of $1,000 of 0.900% global notes due 2016 and $1,250 of floating rate notes due 2016. The floating rate is based upon the three-month London Interbank Offered Rate (LIBOR), reset quarterly, plus 38.5 basis points.

•	March 2013 issuance of $500 of 1.400% global notes due 2017.
•	March 2013 issuance of €1,250 of 2.500% global notes due 2023 (equivalent to $1,626 when issued) and €400 of 3.550% global notes due 2032 (equivalent to $520 when issued).
•	May 2013 issuance of £1,000 of 4.250% global notes due 2043 (equivalent to $1,560 when issued).
•	November 2013 issuance of €1,000 of 2.650% global notes due 2021 (equivalent to $1,349 when issued) and €1,000 of 3.500% global notes due 2025 (equivalent to $1,349 when issued).
•	November 2013 issuance of CDN$1,000 of 3.825% global notes due 2020 (equivalent to $954 when issued).
•	November 2013 issuance of $1,600 of 2.375% global notes due 2018 and $400 of floating rate notes due 2018. The floating rate is based upon the three-month LIBOR, reset quarterly, plus 91 basis points.

During 2013, we redeemed $7,698 in debt, primarily consisting of the following repayments:
•	March 2013 repayment of €1,250 4.375% notes (equivalent to $1,641 when repaid) and $147 of 6.5% notes.
•	July 2013 early redemption of $300 of 7.375% notes originally due in July 2043.
•	October 2013 early redemption of $550 of 6.625% notes originally due in October 2034.
•	We also completed debt tender offers covering $5,000 of various notes with stated rates of 5.20% to 8.75% for $5,556 in cash payments.

At December 31, 2013, we had $5,498 of debt maturing within one year, substantially all of which was related to long-term debt issuances. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth Corporation that may be put back to us each April until maturity in 2021.
•
An accreting zero-coupon note that may be redeemed each May until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

In December 2010, our Board of Directors authorized the repurchase of up to 300 million shares of AT&T common stock. We began buying back stock under this program in the first quarter of 2012 and completed the authorized repurchase that year. In July 2012, the Board of Directors approved a second authorization to repurchase 300 million shares, which we completed in May 2013. In March 2013, our Board of Directors approved a third authorization to repurchase 300 million shares of our common stock, which has no expiration date. During 2013, we repurchased 366 million shares for $13,028 under the two most recent authorizations. At the end of 2013, we had approximately 163 million shares remaining on the March 2013 authorization. We expect to make future repurchases opportunistically.

The emphasis of our 2014 financing activities will be the payment of dividends, subject to approval by our Board of Directors, the repayment of debt and share repurchases. We plan to fund these activities through a combination of cash from operations, debt issuances, and asset sales. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends.

Credit Facilities
On December 11, 2013, we amended and extended for an additional two-year term our existing $5,000 revolving credit agreement with a syndicate of banks until December 2018 (December 2018 Facility). We also have an existing $3,000 revolving credit agreement that was entered into in 2012, with a syndicate of banks that is available until December 2017 (December 2017 Facility). In the event advances are made under either agreement, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2013, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

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

The Applicable Margin for both agreements will equal 0.565%, 0.680%, or 0.910% per annum, depending on AT&T’s credit rating.

Under each agreement AT&T will pay a facility fee of 0.060%, 0.070% or 0.090% per annum, depending on AT&T’s credit rating, of the amount of lender commitments.

Both agreements require that, if at any time AT&T or a subsidiary pledges assets or otherwise permits a lien on its properties, advances under the agreement will be ratably secured, subject to specified exceptions. Both agreements also contain a financial ratio covenant that provides that AT&T will maintain, as of the last day of each fiscal quarter, a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreements) ratio of not more than 3.0 to 1, for the four quarters then ended.

Defaults under both agreements permit the lenders to accelerate required repayment and would increase the Applicable Margin by 2.00% per annum. Defaults include noncompliance with the two covenants above, other representations and warranties and the following:
•	We fail to pay principal or interest, or other amounts under the agreement beyond any grace period.
•
We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as cross-acceleration) or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final.

•
A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T’s directors change in any 24-month period other than as elected by the remaining directors.

•	We fail to make certain minimum funding payments under the Employee Retirement Income Security Act of 1974, as amended (ERISA).
•	Our bankruptcy or insolvency.

Both agreements contain provisions permitting subsidiaries to be added as additional borrowers, with or without a guarantee by AT&T. The terms of the guarantee are set forth in the agreements.

The obligations of the lenders under the December 2017 Facility to provide advances will terminate on December 11, 2017, unless prior to that date either:  (i) AT&T, and if applicable, a Co-Borrower, reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for two one-year periods beyond the December 11, 2017, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred. The same provisions apply to the December 2018 Facility except that the applicable date is December 11, 2018.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by América Móvil or YP Holdings. At December 31, 2013, our debt ratio was 45.0%, compared to 43.0% at December 31, 2012, and 38.0% at December 31, 2011. The debt ratio is affected by the same factors that affect total capital, and reflects our recent debt issuances and stock repurchases. Total capital increased $3,731 in 2013 compared to a decrease of $8,011 in 2012. The 2013 capital increase was primarily due to increases in net income due to actuarial gains on our pension and postretirement benefit plans, increases in accumulated other comprehensive income related to prior service credits resulting from amendments to our postretirement benefit plans and increases in debt balances partially offset by share repurchases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

A significant amount of our cash outflows are related to tax items and benefits paid for current and former employees. Total taxes incurred, collected and remitted by AT&T during 2013, 2012, and 2011 were $21,004, $19,703 and $19,224. These taxes include income, franchise, property, sales, excise, payroll, gross receipts and various other taxes and fees. Total health and welfare benefits provided to certain active and retired employees and their dependents totaled $5,167 in 2013, with $1,682 paid from plan assets. Of those benefits, $4,254 related to medical and prescription drug benefits. During 2013, we paid $3,966 of pension benefits out of plan assets.

During 2013, we also received approximately $7,000 from monetization of various nonstrategic assets. A majority of that cash was attributable to the towers transaction (see Note 16) as well as sales of investments and real estate holdings. We plan to continue to explore similar opportunities in 2014.

In September 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC (Mobility), the holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. The preferred equity interest had a value of $9,104 on the contribution date, does not have any voting rights and has a liquidation value of $8,000. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts. So long as we make the distributions, we will have no limitations on our ability to declare a dividend, or repurchase shares. At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and have agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016. These contributions, combined with our existing pension assets, are essentially equivalent to the pension obligation at December 31, 2013.

The preferred equity interest is not transferable by the trust except through its put and call features. After a period of five years from the contribution or, if earlier, the date upon which the pension plan trust is fully funded as determined under U.S. generally accepted accounting principles (GAAP), AT&T has a right to purchase from the pension plan trust some or all the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends. In addition, AT&T will have the right to purchase the preferred equity interest in the event AT&T’s ownership of Mobility is less than 50% or there is a transaction that results in the transfer of 50% or more of the pension plan trust’s assets to an entity not under common control with AT&T (collectively, a change of control). The pension plan trust has the right to require AT&T to purchase the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends, and in installments, as specified in the contribution agreement upon the occurrence of any of the following: (1) at any time if the ratio of debt to total capitalization of Mobility exceeds that of AT&T, (2) the date on which AT&T is rated below investment grade for two consecutive calendar quarters, (3) upon a change of control if AT&T does not exercise its purchase option, or (4) at any time after a seven-year period from the contribution date. In the event AT&T elects or is required to purchase the preferred equity interest, AT&T may elect to settle the purchase price in cash or shares of AT&T common stock or a combination thereof.

On September 9, 2013, the Department of Labor (DOL) published a proposed exemption that authorizes retroactive approval of this voluntary contribution. The proposal was open for public comment and we are currently awaiting a final decision by the DOL. Our retirement benefit plans, including required contributions, are subject to the provisions of ERISA.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Current accounting standards require us to disclose our material obligations and commitments to making future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become, material. We disclose our contractual long-term debt repayment obligations in Note 9 and our operating lease payments in Note 6. Our contractual obligations do not include contributions associated with our voluntary contribution of the Mobility preferred equity interest, or expected pension and postretirement payments (we maintain pension funds and Voluntary Employee Beneficiary Association trusts to fully or partially fund these benefits) (see Note 12). In the ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, such as plant additions, inventory and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our contractual obligations as of December 31, 2013, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Other long-term liabilities are included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the insignificant amounts of such obligations at December 31, 2013. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included, in the following table, obligations that primarily relate to benefit funding due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 11) of $36,308; postemployment benefit obligations of $29,946; and other noncurrent liabilities of $15,766.

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Long-term debt obligations1	$75,500	$5,472	$13,181	$11,057	$45,790
Interest payments on long-term debt	53,219	3,350	6,035	5,328	38,506
Finance obligations2	3,945	221	454	473	2,797
Operating lease obligations	24,952	3,003	5,551	4,691	11,707
Unrecognized tax benefits3	2,332	265	-	-	2,067
Purchase obligations4	14,320	5,749	5,182	2,570	819
Total Contractual Obligations	$174,268	$18,060	$30,403	$24,119	$101,686
1 Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
2 Represents future minimum payments under the sublease arrangement for our tower transactions (see Note 16).
3 The noncurrent portion of the UTBs is included in the “More than 5 Years” column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 11 for additional information.
4 We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $489 in 2014, $567 in the aggregate for 2015 and 2016, $174 in the aggregate for 2017 and 2018, and $8 in the aggregate thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

All our foreign-denominated long-term debt has been swapped from fixed-rate foreign currencies to fixed-rate U.S. dollars at issuance through cross-currency swaps, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. Likewise, periodically we enter into interest rate locks to partially hedge the risk of increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We expect gains or losses in our cross-currency swaps and interest rate locks to offset the losses and gains in the financial instruments they hedge.

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2013. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2013.

	Maturity
								Fair Value
	2014	2015	2016	2017	2018	Thereafter	Total	12/31/13
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$500	$1,500	$-	$-	$1,000	$1,750	$4,750	$184
Weighted-Average
Variable Rate Payable1	2.3%	3.2%	4.8%	5.9%	7.3%	7.9%
Weighted-Average
Fixed Rate Receivable	4.6%	5.1%	5.7%	5.7%	5.8%	5.8%
1 Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 4 and 425 basis points.

Foreign Exchange Risk

We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions and cash flow streams, such as those related to issuing foreign-denominated debt, receiving dividends from foreign investments, and other receipts and disbursements.

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

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. We had no foreign exchange forward contracts outstanding at December 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

The comparison above assumes $100 invested on December 31, 2008, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

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

The current U.S. economy has changed our customers’ buying habits and a failure to adequately respond could materially adversely affect our business.

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. The current slow economic recovery in the United States continues to pressure our customers’ demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Customers are changing their buying habits in response to both ongoing anemic economic conditions and technological advances. Should we fail to respond promptly to address these changes in customer demands, we are likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income.

Adverse changes in medical costs and the U.S. securities markets and a further decline in interest rates could materially increase our benefit plan costs.

Our costs to provide current benefits and funding for future benefits are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. We have experienced historically low interest rates during the last several years. While rates have increased recently, we expect relatively stable rates to continue for the next several years. Recent increases in the rates have led to better than assumed investment returns on our plan assets and to lower funding obligations. In calculating the costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our costs will increase.

The Financial Accounting Standards Board requires companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur. We have elected to reflect the annual adjustments to the funded status in our consolidated statement of income. Therefore, an increase in our costs or adverse market conditions will have a negative effect on our operating results.

Adverse changes in global financial markets could limit our ability and our larger customers' ability to access capital or increase the cost of capital needed to fund business operations.

While the global financial markets were stable during 2013, a continuing uncertainty surrounding global growth rates has resulted in periodic volatility in the credit, currency, equity and fixed income markets. Volatility in some areas, such as in emerging markets, may affect companies’ access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face new capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. A company’s cost of borrowing is also affected by evaluations given by various credit rating agencies and these agencies have been applying tighter credit standards when evaluating a company’s debt levels and future growth prospects. While we have been successful in continuing to access the credit and fixed income markets when needed, adverse changes in the financial markets could render us either unable to access these markets or able to access these markets only at higher interest costs and with restrictive financial or other conditions, severely affecting our business operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In addition, our customers continue to demand services that can be accessed on mobile devices, especially video services. In order to remain competitive, we are deploying a more sophisticated wireline network and continue to deploy a more sophisticated wireless network, as well as research other new technologies. We expect our plans to significantly expand and enhance our wireless and wireline IP broadband networks will result in increased capital expenditures and increased debt levels as these plans are implemented. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could further increase our operating costs and/or alter customer perceptions of our operations, which could materially adversely affect us.

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the United States are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse rulings by the FCC relating to broadband issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on a variety of issues related to our operations, such as privacy issues, government requests or orders for customer data, and potential global climate changes, have led to proposals at state, federal and foreign government levels to change or increase regulation on our operations. Should customers decide that our competitors operate in a more customer-friendly environment, we could be materially adversely affected.

Continuing growth in our wireless services will depend on continuing access to adequate spectrum, deployment of new technology and offering attractive services to customers.

The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. To this end, we continue to deploy technology advancements in order to further improve network quality and the efficient use of our spectrum.

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

The continued success of Project VIP will depend on the development of our U-verse services and wireless initiatives; attractive and profitable broadband and video service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; the availability of content on reasonable terms and conditions, including price, and the availability and reliability of the various technologies required to provide such offerings.

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

We are subject to a number of lawsuits both in the United States and in foreign countries, including, at any particular time, claims relating to antitrust; patent infringement; wage and hour; personal injury; customer privacy violations; and our advertising, sales and billing and collection practices. We also spend substantial resources complying with various government standards, which may entail related investigations. As we deploy newer technologies, especially in the wireless area, we also face current and potential litigation relating to alleged adverse health effects on customers or employees who use such technologies including, for example, wireless handsets. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

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

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:
•
Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability and our suppliers’ ability to access financial markets at favorable rates and terms.

•	Changes in available technology and the effects of such changes, including product substitutions and deployment costs.
•
Increases in our benefit plans’ costs, including increases due to adverse changes in the United States and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates; adverse medical cost trends, unfavorable or delayed implementation of healthcare legislation, regulations or related court decisions; and our inability to receive retroactive approval from the DOL of our voluntary contribution of a preferred interest in our wireless business.

•
The final outcome of FCC and other federal or state agency proceedings (including judicial review, if any, of such proceedings) involving issues that are important to our business, including, without limit, intercarrier compensation, interconnection obligations, the transition from legacy technologies to IP-based infrastructure, universal service, broadband deployment, E911 services, competition policy, net neutrality, unbundled network elements and other wholesale obligations, availability of new spectrum from the FCC on fair and balanced terms, and wireless license awards and renewals.

•
The final outcome of state and federal legislative efforts involving issues that are important to our business, including deregulation of IP-based services, relief from Carrier of Last Resort obligations, and elimination of state commission review of the withdrawal of services.

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

•
The continued development of attractive and profitable U-verse service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

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

•	Our ability to adequately fund our wireless operations, including payment for additional spectrum, network upgrades and technological advancements.
•
Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, which may require significant amounts of cash or stock, to respond to competition and regulatory, legislative and technological developments.

•
The uncertainty surrounding further congressional action to address spending reductions, which may result in a significant reduction in government spending and reluctance of businesses and consumers to spend in general and on our products and services specifically, due to this fiscal uncertainty.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2013	2012	2011
Operating Revenues	$128,752	$127,434	$126,723

Operating Expenses
Cost of services and sales (exclusive of depreciation	51,464	55,228	54,904
and amortization shown separately below)
Selling, general and administrative	28,414	41,066	41,314
Impairment of intangible assets	-	-	2,910
Depreciation and amortization	18,395	18,143	18,377
Total operating expenses	98,273	114,437	117,505
Operating Income	30,479	12,997	9,218

Other Income (Expense)
Interest expense	(3,940)	(3,444)	(3,535)
Equity in net income of affiliates	642	752	784
Other income (expense) – net	596	134	249
Total other income (expense)	(2,702)	(2,558)	(2,502)
Income Before Income Taxes	27,777	10,439	6,716
Income tax expense	9,224	2,900	2,532
Net Income	18,553	7,539	4,184
Less: Net Income Attributable to Noncontrolling Interest	(304)	(275)	(240)
Net Income Attributable to AT&T	$18,249	$7,264	$3,944

Basic Earnings Per Share Attributable to AT&T	$3.39	$1.25	$0.66
Diluted Earnings Per Share Attributable to AT&T	$3.39	$1.25	$0.66
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Comprehensive Income
Dollars in millions
	2013	2012	2011
Net income	$18,553	$7,539	$4,184
Other comprehensive income, net of tax:
Foreign Currency:
Foreign currency translation adjustments (includes $(2), $0 and $(1) attributable to noncontrolling interest), net of taxes of $(78), $48 and $(117)	(140)	87	(219)
Reclassification adjustment included in net income, net of taxes of $30, $0 and $183	55	-	341
Available-for-sale securities:
Net unrealized gains (losses), net of taxes of $137, $64, and $(21)	257	118	(41)
Reclassification adjustment included in net income, net of taxes of $(42), $(36) and $(29)	(79)	(68)	(54)
Cash flow hedges:
Net unrealized gains (losses), net of taxes of $286, $154 and $(140)	525	283	(256)
Reclassification adjustment included in net income, net of taxes of $16, $15 and $8	30	28	15
Defined benefit postretirement plans:
Net actuarial loss from equity method investees arising during period, net of taxes of $0, $(32) and $0	-	(53)	-
Reclassification adjustment included in net income, net of taxes of $7, $0 and $0	11	-	-
Net prior service credit arising during period, net of taxes of $1,695, $1,378 and $699	2,765	2,249	1,140
Amortization of net prior service credit included in net income, net of taxes of $(480), $(361) and $(282)	(782)	(588)	(460)
Other	-	-	1
Other comprehensive income	2,642	2,056	467
Total comprehensive income	21,195	9,595	4,651
Less: Total comprehensive income attributable to noncontrolling interest	(302)	(275)	(239)
Total Comprehensive Income Attributable to AT&T	$20,893	$9,320	$4,412
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2013	2012
Assets
Current Assets
Cash and cash equivalents	$3,339	$4,868
Accounts receivable - net of allowances for doubtful accounts of $483 and $547	12,918	12,657
Prepaid expenses	960	1,035
Deferred income taxes	1,199	1,036
Other current assets	4,780	3,110
Total current assets	23,196	22,706
Property, Plant and Equipment – Net	110,968	109,767
Goodwill	69,273	69,773
Licenses	56,433	52,352
Customer Lists and Relationships – Net	763	1,391
Other Intangible Assets – Net	5,016	5,032
Investments in and Advances to Equity Affiliates	3,860	4,581
Other Assets	8,278	6,713
Total Assets	$277,787	$272,315

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$5,498	$3,486
Accounts payable and accrued liabilities	21,107	20,494
Advanced billings and customer deposits	4,212	4,225
Accrued taxes	1,774	1,026
Dividends payable	2,404	2,556
Total current liabilities	34,995	31,787
Long-Term Debt	69,290	66,358
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	36,308	28,491
Postemployment benefit obligation	29,946	41,392
Other noncurrent liabilities	15,766	11,592
Total deferred credits and other noncurrent liabilities	82,020	81,475
Stockholders’ Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2013
and 2012: issued 6,495,231,088 at December 31, 2013 and 2012)	6,495	6,495
Additional paid-in capital	91,091	91,038
Retained earnings	31,141	22,481
Treasury stock (1,268,914,913 at December 31, 2013 and 913,836,325
at December 31, 2012, at cost)	(45,619)	(32,888)
Accumulated other comprehensive income	7,880	5,236
Noncontrolling interest	494	333
Total stockholders’ equity	91,482	92,695
Total Liabilities and Stockholders’ Equity	$277,787	$272,315
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2013	2012	2011
Operating Activities
Net income	$18,553	$7,539	$4,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,395	18,143	18,377
Undistributed earnings from investments in equity affiliates	(324)	(615)	(623)
Provision for uncollectible accounts	954	1,117	1,136
Deferred income tax expense	6,242	1,747	2,929
Net (gain) loss from sale of investments, net of impairments	(492)	(19)	(89)
Impairment of intangible assets	-	-	2,910
Actuarial (gain) loss on pension and postretirement benefits	(7,584)	9,994	6,280
Changes in operating assets and liabilities:
Accounts receivable	(1,329)	(1,365)	(1,164)
Other current assets	412	1,017	(397)
Accounts payable and accrued liabilities	(152)	1,798	(341)
Retirement benefit funding	(209)	-	(1,000)
Other - net	330	(180)	2,541
Total adjustments	16,243	31,637	30,559
Net Cash Provided by Operating Activities	34,796	39,176	34,743

Investing Activities
Construction and capital expenditures:
Capital expenditures	(20,944)	(19,465)	(20,110)
Interest during construction	(284)	(263)	(162)
Acquisitions, net of cash acquired	(4,113)	(828)	(2,368)
Dispositions	1,923	812	1,301
Sales (purchases) of securities, net	-	65	62
Return of advances to and investments in equity affiliates	301	-	-
Other	(7)	(1)	27
Net Cash Used in Investing Activities	(23,124)	(19,680)	(21,250)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	20	1	(1,625)
Issuance of other short-term borrowings	1,476	-	-
Repayment of other short-term borrowings	(1,476)	-	(28)
Issuance of long-term debt	12,040	13,486	7,936
Repayment of long-term debt	(7,698)	(8,733)	(7,574)
Issuance of other long-term financing obligations	4,796	-	-
Purchase of treasury stock	(13,028)	(12,752)	-
Issuance of treasury stock	114	477	237
Dividends paid	(9,696)	(10,241)	(10,172)
Other	251	89	(423)
Net Cash Used in Financing Activities	(13,201)	(17,673)	(11,649)
Net (decrease) increase in cash and cash equivalents	(1,529)	1,823	1,844
Cash and cash equivalents beginning of year	4,868	3,045	1,201
Cash and Cash Equivalents End of Year	$3,339	$4,868	$3,045
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity
Dollars and shares in millions except per share amounts
	2013		2012		2011
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of stock	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,038		$91,156		$91,731
Issuance of treasury stock		(8)		120		132
Share-based payments		62		(78)		(118)
Share of equity method investee capital transactions		-		(160)		(290)
Change related to acquisition of interests held by noncontrolling owners		(1)		-		(299)
Balance at end of year		$91,091		$91,038		$91,156

Retained Earnings
Balance at beginning of year		$22,481		$25,453		$31,792
Net income attributable to AT&T ($3.39, $1.25 and $0.66 per diluted share)		18,249		7,264		3,944
Dividends to stockholders ($1.81, $1.77 and $1.73 per share)		(9,589)		(10,236)		(10,283)
Balance at end of year		$31,141		$22,481		$25,453

Treasury Stock
Balance at beginning of year	(914)	$(32,888)	(568)	$(20,750)	(584)	$(21,083)
Repurchase of common stock	(366)	(13,028)	(371)	(12,752)	-	-
Issuance of treasury stock	11	297	25	614	16	333
Balance at end of year	(1,269)	$(45,619)	(914)	$(32,888)	(568)	$(20,750)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders’ Equity (continued)
Dollars and shares in millions except per share amounts
	2013	2012	2011
	Amount	Amount	Amount
Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year	$5,236	$3,180	$2,712
Other comprehensive income attributable to AT&T	2,644	2,056	468
Balance at end of year	$7,880	$5,236	$3,180

Noncontrolling Interest:
Balance at beginning of year	$333	$263	$303
Net income attributable to noncontrolling interest	304	275	240
Distributions	(231)	(205)	(220)
Contributions	51	-	-
Acquisitions of noncontrolling interests	44	-	-
Acquisition of interests held by noncontrolling owners	(5)	-	(59)
Translation adjustments attributable to noncontrolling interest, net of taxes	(2)	-	(1)
Balance at end of year	$494	$333	$263

Total Stockholders’ Equity at beginning of year	$92,695	$105,797	$111,950
Total Stockholders’ Equity at end of year	$91,482	$92,695	$105,797
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  Throughout this document, AT&T Inc. is referred to as “AT&T,” “we” or the “Company.” The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally, providing wireless communications services, traditional wireline voice services, data/broadband and Internet services, video services, telecommunications equipment, managed networking and wholesale services.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 8). We also record our proportionate share of our equity method investees’ other comprehensive income (OCI) items, including actuarial gains and losses on pension and other postretirement benefit obligations.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. Certain amounts have been reclassified to conform to the current period’s presentation.

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

We report revenues from transactions between us and our customers net of taxes imposed by government authorities in our consolidated statements of income.

Cash and Cash Equivalents  Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2013, we held $697 in cash and $2,642 in money market funds and other cash equivalents.

Revenue Recognition  Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our service revenues are billed either in advance, arrears or are prepaid.

We record revenue reductions for estimated future adjustments to customer accounts, other than bad debt expense, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative selling price, subject to the requirement that revenue recognized is limited to the amounts received from the customer that are not contingent upon the delivery of additional products or services to the customer in the future. We record the sale of equipment to customers as gross revenue when we are the principal in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the principal in the arrangement, we record the revenue net of the associated costs incurred.

We offer to our customers the option to purchase certain devices in installments over a period of up to 26 months, with the right to trade in for a new device after a specified period of time and have the remaining unpaid balance waived for the original device. For customers that elect these trade-in programs, we recognize revenue for the entire amount of the customer receivable, net of the fair value of the trade-in right guarantee and imputed interest. As of December 31, 2013, total equipment installment plan receivables of $863 were recorded in “Accounts receivable” or “Other assets” on our consolidated balance sheets.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Allowance for Doubtful Accounts  We record expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments deemed collectable from the customer when the service was provided or product was delivered. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes.

Inventory  Inventories, which are included in “Other current assets” on our consolidated balance sheets, were $1,148 at December 31, 2013, and $1,036 at December 31, 2012. Wireless devices and accessories, which are valued at the lower of cost or market (determined using current replacement cost) were $1,031 at December 31, 2013, and $888 at December 31, 2012.

Property, Plant and Equipment  Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 6). The balance as of December 31, 2013, excluded amounts classified as held for sale (see Note 5). The cost of additions and substantial improvements to property, plant and equipment is capitalized, and includes internal compensation costs for these projects; however, noncash actuarial gains or losses included in compensation costs are excluded from our capital expenditures reported on the consolidated statements of cash flows. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology. Accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation, and no gain or loss is recognized on the disposition of these assets.

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

Goodwill and Other Intangible Assets  AT&T has four major classes of intangible assets: goodwill, Federal Communications Commission (FCC) licenses, other indefinite-lived intangible assets, made up predominately of the AT&T brand, and various other finite-lived intangible assets (see Note 7).

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

Goodwill, FCC licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments (Wireless and Wireline), to the fair value of those reporting units calculated under a discounted cash flow approach as well as a market multiple approach. FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. We perform our test of the fair values of FCC licenses using a discounted cash flow approach. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name. The fair value measurements used are considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 10).

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

Intangible assets that have finite useful lives are amortized over their useful lives (see Note 7). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method.

Advertising Costs  We expense advertising costs for advertising products and services or for promoting our corporate image as we incur them (see Note 15).

Traffic Compensation Expense  We use various estimates and assumptions to determine the amount of traffic compensation expense recognized during any reporting period. Switched traffic compensation costs are accrued utilizing estimated rates and volumes by product, formulated from historical data and adjusted for known rate changes. Such estimates are adjusted monthly to reflect newly available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received within three months subsequent to the end of the reporting period, at which point a final adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs.

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (accumulated OCI) in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 10).

Employee Separations  We established obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers’ compensation, disability, medical continuation coverage and other benefits. During 2013, due to initiatives to streamline the business, we accrued $251 of anticipated employee separation costs. At December 31, 2013, we have severance accruals of $349, and at December 31, 2012, we had severance accruals of $120.

Pension and Other Postretirement Benefits  See Note 12 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions and our policy for recognizing the associated gains and losses.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 2. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for net income for the years ended December 31, 2013, 2012 and 2011, is shown in the table below:

Year Ended December 31,	2013	2012	2011
Numerators
Numerator for basic earnings per share:
Net income	$18,553	$7,539	$4,184
Net income attributable to noncontrolling interest	(304)	(275)	(240)
Net income attributable to AT&T	18,249	7,264	3,944
Dilutive potential common shares:
Share-based payment	12	12	11
Numerator for diluted earnings per share	$18,261	$7,276	$3,955
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	5,368	5,801	5,928
Dilutive potential common shares:
Share-based payment (in shares)	17	20	22
Denominator for diluted earnings per share	5,385	5,821	5,950
Basic earnings per share attributable to AT&T	$3.39	$1.25	$0.66
Diluted earnings per share attributable to AT&T	$3.39	$1.25	$0.66

At December 31, 2013, 2012 and 2011, we had issued and outstanding options to purchase approximately 12 million, 17 million, and 66 million shares of AT&T common stock. The exercise prices of 3 million, 3 million, and 40 million shares in 2013, 2012, and 2011 were above the average market price of AT&T stock for the respective periods. Accordingly, we did not include these amounts in determining the dilutive potential common shares.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. OTHER COMPREHENSIVE INCOME

Changes in the balances of each component included in accumulated OCI for the year ended December 31, 2013, are presented below. All amounts are net of tax and exclude noncontrolling interest.

	Foreign Currency Translation Adjustment5		Net Unrealized Gains (Losses) on Available- for-Sale Securities5		Net Unrealized Gains (Losses) on Cash Flow Hedges5		Defined Benefit Postretirement Plans5		Accumulated Other Comprehensive Income5
Balance as of December 31, 2012		$(284)	$272			$(110)	$5,358		$5,236
Other comprehensive income (loss) before reclassifications		(138)	257		525		2,765		3,409
Amounts reclassified from accumulated OCI	55	1	(79	)2	30	3	(771	)4	(765)
Net other comprehensive income (loss)		(83)	178		555		1,994		2,644
Balance as of December 31, 2013		$(367)	$450		$445		$7,352		$7,880
1 Pre-tax translation loss reclassifications are included in Other income (expense) - net in the consolidated statements of income.
2 Realized gains are included in Other income (expense) - net in the consolidated statements of income.
3 Realized (gains) losses are included in interest expense in the consolidated statements of income. See Note 10 for additional information.
4 The amortization of prior service credits associated with postretirement benefits, net of amounts capitalized as part of construction labor, are included in Cost of services and sales and Selling, general and administrative in the consolidated statements of income (see Note 12). Actuarial loss reclassifications related to our equity method investees are included in Other income (expense) - net in the consolidated statements of income.
5 The balance at December 31, 2011 for each component of accumulated OCI, respectively, was $(371), $222, $(421), and $3,750, for a total of $3,180.

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. We analyze our operating segments based on segment income before income taxes. We make our capital allocation decisions based on the strategic needs of the business, needs of the network (wireless or wireline) providing services and demands to provide emerging services to our customers. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in each reportable segment’s results. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have three reportable segments: (1) Wireless, (2) Wireline and (3) Other. Our operating results prior to May 9, 2012, also included our sold Advertising Solutions segment.

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless data and voice communications services. This segment includes our portion of the results from our mobile payment joint venture marketed as the Isis Mobile WalletTM (ISIS), which is accounted for as an equity method investment.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with data and voice communications services, AT&T U-verse® high-speed broadband, video and voice services and managed networking to business customers.

The Other segment includes our portion of the results from equity method investments in América Móvil, S.A. de C.V. (América Móvil), and YP Holdings LLC (YP Holdings), and costs to support corporate-driven activities and operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest costs and expected return on plan assets for our pension and postretirement benefit plans.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Segment Results, including a reconciliation to AT&T consolidated results, for 2013, 2012, and 2011 are as follows:
At December 31, 2013 and for the year ended			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Data	$21,719	$33,593	$-	$-	$-	$55,312
Voice, text and other	39,833	20,333	-	-	-	60,166
Equipment and other	8,347	4,888	-	39	-	13,274
Total segment operating revenues	69,899	58,814	-	39	-	128,752
Operations and support expenses	44,508	41,638	-	1,316	(7,584)	79,878
Depreciation and amortization expenses	7,468	10,907	-	20	-	18,395
Total segment operating expenses	51,976	52,545	-	1,336	(7,584)	98,273
Segment operating income (loss)	17,923	6,269	-	(1,297)	7,584	30,479
Interest expense	-	-	-	-	3,940	3,940
Equity in net income (loss) of affiliates	(75)	2	-	715	-	642
Other income (expense) – net	-	-	-	-	596	596
Segment income (loss) before income taxes	$17,848	$6,271	$-	$(582)	$4,240	$27,777
Segment Assets	$141,196	$123,714	$-	$12,875	$2	$277,787
Investments in and advances to equity method affiliates	61	-	-	3,799	-	3,860
Expenditures for additions to long-lived assets	11,191	10,036	-	1	-	21,228

At December 31, 2012 and for the year ended			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Data	$18,297	$31,841	$-	$-	$-	$50,138
Voice, text and other	40,889	22,614	-	-	-	63,503
Equipment and other	7,577	5,118	1,049	49	-	13,793
Total segment operating revenues	66,763	59,573	1,049	49	-	127,434
Operations and support expenses	43,296	41,207	773	1,024	9,994	96,294
Depreciation and amortization expenses	6,873	11,123	106	41	-	18,143
Total segment operating expenses	50,169	52,330	879	1,065	9,994	114,437
Segment operating income (loss)	16,594	7,243	170	(1,016)	(9,994)	12,997
Interest expense	-	-	-	-	3,444	3,444
Equity in net income (loss) of affiliates	(62)	(1)	-	815	-	752
Other income (expense) – net	-	-	-	-	134	134
Segment income (loss) before income taxes	$16,532	$7,242	$170	$(201)	$(13,304)	$10,439
Segment Assets	$132,556	$125,340	$-	$14,416	$3	$272,315
Investments in and advances to equity method affiliates	41	-	-	4,540	-	4,581
Expenditures for additions to long-lived assets	10,795	8,914	13	6	-	19,728

For the year ended December 31, 2011			Advertising Solutions			Consolidated Results
	Wireless	Wireline		Other	Consolidations
Data	$14,861	$29,548	$-	$-	$-	$44,409
Voice, text and other	41,865	25,121	-	-	-	66,986
Equipment and other	6,489	5,480	3,293	66	-	15,328
Total segment operating revenues	63,215	60,149	3,293	66	-	126,723
Operations and support expenses	41,282	41,361	5,175	5,030	6,280	99,128
Depreciation and amortization expenses	6,329	11,615	386	47	-	18,377
Total segment operating expenses	47,611	52,976	5,561	5,077	6,280	117,505
Segment operating income (loss)	15,604	7,173	(2,268)	(5,011)	(6,280)	9,218
Interest expense	-	-	-	-	3,535	3,535
Equity in net income (loss) of affiliates	(29)	(2)	-	815	-	784
Other income (expense) – net	-	-	-	-	249	249
Segment income (loss) before income taxes	$15,575	$7,171	$(2,268)	$(4,196)	$(9,566)	$6,716

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 5. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions
Spectrum Acquisitions  During 2013, we acquired $895 of wireless spectrum and operations from various companies, not including the 700 MHz, Atlantic Tele-Network Inc. (ATNI), and NextWave purchases discussed below. During 2012, we acquired $855 of wireless spectrum from various companies. During 2011, we acquired $33 of wireless spectrum from various companies, not including the Qualcomm spectrum purchase discussed below.

700 MHz Spectrum  In September 2013, we acquired spectrum in the 700 MHz B band from Verizon Wireless for $1,900 in cash and an assignment of Advanced Wireless Service (AWS) spectrum licenses in five markets. The 700 MHz licenses acquired by AT&T cover 42 million people in 18 states. We recognized a gain of approximately $293 on this and other spectrum transactions.

Atlantic Tele-Network  In September 2013, we acquired ATNI’s U.S. retail wireless operations, operated under the Alltel brand, for $806 in cash, which included closing adjustments. Under the terms of the agreement, we acquired wireless properties, with a value of $322 in licenses and $296 of goodwill.

NextWave  In January 2013, we completed the acquisition of NextWave Wireless Inc. (NextWave), which held wireless licenses in the Wireless Communication Services and AWS bands. We acquired all the equity and purchased a portion of the debt of NextWave for $605. The transaction was accounted for as an asset acquisition of spectrum.

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

Purchase of Wireless Partnership Minority Interest  In July 2011, we completed the acquisition of Convergys Corporation’s minority interest in the Cincinnati SMSA Limited Partnership and an associated cell tower holding company for approximately $320 in cash.

Pending Acquisitions
Leap  In July 2013, we announced an agreement to acquire Leap Wireless International, Inc. (Leap), a provider of prepaid wireless service, for fifteen dollars per outstanding share of Leap’s common stock, or approximately $1,260, plus one nontransferable contingent value right (CVR) per share. The CVR will entitle each Leap stockholder to a pro rata share of the net proceeds of the future sale of the Chicago 700 MHz A-band FCC license held by Leap. As of September 30, 2013, Leap had approximately $3,100 of debt, net of cash. Under the terms of the agreement, we will acquire all of Leap’s stock and, thereby, acquire all of its wireless properties, including spectrum licenses, network assets, retail stores and subscribers.

The agreement was approved by Leap’s stockholders on October 30, 2013. The transaction is subject to review by the FCC and Department of Justice (DOJ). The review process is underway at both agencies. The transaction is expected to close in the first quarter of 2014. The agreement provides both parties with certain termination rights if the transaction does not close by July 11, 2014, which can be extended until January 11, 2015, if certain conditions have not been met by that date. Under certain circumstances, Leap may be required to pay a termination fee or AT&T may be required to provide Leap with a three-year roaming agreement for LTE data coverage in certain Leap markets lacking LTE coverage, if the transaction does not close. If Leap enters into the roaming agreement, AT&T will then have the option within 30 days after entry into the roaming agreement to purchase certain specified Leap spectrum assets. If AT&T does not exercise its right to purchase all of the specified Leap spectrum assets, Leap can then within 60 days after expiration of AT&T’s option require AT&T to purchase all of the specified spectrum assets.

Dispositions
América Móvil  In 2013, we sold a portion of our shares in América Móvil for approximately $1,179. We sold the shares to maintain our historical ownership percentage in conjunction with América Móvil’s repurchase activity. (See Note 8)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Advertising Solutions  On May 8, 2012, we completed the sale of our Advertising Solutions segment to an affiliate of Cerberus Capital Management, L.P. for approximately $740 in cash after closing adjustments, a $200 advance, which was repaid in 2013, and a 47 percent equity interest in the new entity, YP Holdings. Our operating results include the results of the Advertising Solutions segment through May 8, 2012.

Tender of Telmex Shares  In August 2011, the Board of Directors of América Móvil approved a tender offer for the remaining outstanding shares of Télefonos de México, S.A. de C.V. (Telmex) that were not already owned by América Móvil. We tendered all of our shares of Telmex for $1,197 of cash. Telmex was accounted for as an equity method investment (see Note 8).

Pending Disposition
Connecticut Wireline  In December 2013, we entered into an agreement to sell our incumbent local exchange operations in Connecticut for $2,000 in cash. The transaction is subject to review by the DOJ, the FCC and the Connecticut Public Utilities Regulatory Authority and other state regulatory authorities. We expect the deal to close in the second half of 2014, subject to customary closing conditions.

These Connecticut operations represent approximately $1,200 in annual revenues as of 2013. We applied held-for-sale treatment to the assets and liabilities of the Connecticut operations, and, accordingly, included the assets in “Other current assets,” and the related liabilities in “Accounts payable and accrued liabilities,” on our consolidated balance sheets. However, the business will not qualify as discontinued operations as we expect significant continuing direct cash flows related to the disposed operations. Assets and liabilities of the Connecticut operations included the following as of December 31, 2013:

Assets held for sale:
Current assets	$155
Property, plant and equipment - net	1,289
Goodwill	799
Other assets	17
Total assets	$2,260

Liabilities related to assets held for sale:
Current liabilities	$128
Noncurrent liabilities	480
Total liabilities	$608

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2013	2012
Land	-	$1,523	$1,689
Buildings and improvements	10-44	31,485	28,939
Central office equipment1	3-10	86,370	86,185
Cable, wiring and conduit	15-50	76,107	80,338
Other equipment	3-15	67,887	61,387
Software	3	8,150	7,957
Under construction	-	3,276	4,412
		274,798	270,907
Accumulated depreciation and amortization		163,830	161,140
Property, plant and equipment - net		$110,968	$109,767
1 Includes certain network software.

Our depreciation expense was $17,722 in 2013, $16,933 in 2012 and $16,368 in 2011. Depreciation expense included amortization of software totaling $2,142 in 2013, $2,130 in 2012 and $2,243 in 2011.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $3,683 for 2013, $3,507 for 2012, and $3,414 for 2011. At December 31, 2013, the future minimum rental payments under noncancelable operating leases for the years 2014 through 2018 were $3,003, $2,857, $2,694, $2,458, and $2,233, with $11,707 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment (which is the same as the reporting unit for Wireless, Wireline and Advertising Solutions), for the years ended December 31, 2013 and 2012, were as follows:

	Wireless	Wireline	Advertising Solutions	Other	Total

Balance as of January 1, 2012	$35,755	$33,638	$1,059	$390	$70,842
Goodwill acquired	13	5	-	-	18
Other	35	327	(1,059)	(390)	(1,087)
Balance as of December 31, 2012	35,803	33,970	-	-	69,773
Goodwill acquired	305	-	-	-	305
Held for sale	-	(799)	-	-	(799)
Other	(2)	(4)	-	-	(6)
Balance as of December 31, 2013	$36,106	$33,167	$-	$-	$69,273

The held for sale adjustment to goodwill in 2013 was the result of a goodwill allocation in conjunction with our pending sale of our Connecticut operations. Our goodwill acquired during 2013 primarily related to our acquisition of ATNI (see Note 5). Changes to goodwill during 2012 primarily resulted from the sale of the Advertising Solutions segment (see Note 5). Changes in goodwill during 2012 also included a reclassification of goodwill due to segment reclassification to better align goodwill with operations.

In 2011, we recorded a $2,745 goodwill impairment in the Advertising Solutions segment, triggered by declining revenues in our directory business and the directory industry as a whole, and we also recorded a $165 impairment for a trade name.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our other intangible assets are summarized as follows:

	December 31, 2013		December 31, 2012
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
AT&T Mobility LLC	$982	$771	$6,760	$6,335
BellSouth Corporation	5,825	5,317	5,825	4,994
AT&T Corp.	2,482	2,438	2,490	2,356
Other	-	-	351	350
Subtotal	9,289	8,526	15,426	14,035
Other	284	169	304	174
Total	$9,573	$8,695	$15,730	$14,209

Indefinite-lived intangible assets not subject to amortization:
Licenses	$56,433	$52,352
Trade names	4,901	4,902
Total	$61,334	$57,254

As discussed in Note 5, most of our license additions in 2013 were related to a spectrum swap and various business acquisitions, with the remainder originating from various spectrum license purchases.

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets, over a weighted-average of 9.8 years (9.7 years for customer lists and relationships and 12.2 years for other). Amortization expense for definite-life intangible assets was $672 for the year ended December 31, 2013, $1,210 for the year ended December 31, 2012, and $2,009 for the year ended December 31, 2011. Amortization expense is estimated to be $364 in 2014, $224 in 2015, $127 in 2016, $60 in 2017, and $34 in 2018. In 2013, we wrote off approximately $6,217 of fully amortized intangible assets (primarily customer lists). In 2012, we wrote off approximately $191 in fully amortized intangible assets (primarily patents) and $3,187 of customer lists due to the sale of our Advertising Solutions segment (see Note 5). We review other amortizing intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

We review indefinite-lived intangible assets for impairment annually (see Note 1). Licenses include wireless FCC licenses of $56,399 at December 31, 2013 and $52,318 at December 31, 2012, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services.

NOTE 8. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates primarily include our international equity investment, América Móvil, and our interest in YP Holdings. Investments in equity affiliates also include our investment in our mobile payment joint venture, marketed as ISIS.

YP Holdings  We hold a 47% interest in YP Holdings, an online advertising company and directory publisher. During 2013, we received $200 from the repayment of advances to YP Holdings and $101 from the return of investment in YP Holdings.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

América Móvil  América Móvil is primarily a wireless provider in Mexico with telecommunications investments in the United States, Latin America and Europe. We are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium has the right to appoint a majority of the directors of América Móvil. During 2013, we sold a portion of our shares in América Móvil, to maintain our historical ownership percentage in conjunction with América Móvil’s repurchase activity. At December 31, 2013, the fair value of our 8.7% investment in América Móvil, based on the equivalent value of América Móvil L shares, was $7,166.

Telmex Transaction  During 2011, the Board of Directors of América Móvil approved and completed a tender offer for the remaining outstanding shares of Telmex that were not already owned by América Móvil. In conjunction with the tender of our shares, we have recorded our portion of América Móvil’s resulting equity adjustments.

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2013	2012
Beginning of year	$4,581	$3,718
Additional investments	111	405
Equity in net income of affiliates	642	752
Dividends and Distributions received	(318)	(137)
Currency translation adjustments	61	95
Sale of América Móvil shares	(781)	-
Return of advances to and investments in YP Holdings	(301)	-
América Móvil equity adjustments	(124)	(260)
Other adjustments	(11)	8
End of year	$3,860	$4,581

Undistributed earnings from equity affiliates were $6,699 and $6,375 at December 31, 2013 and 2012.

NOTE 9. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2013	2012
Notes and debentures
Interest Rates	Maturities1
0.60% – 2.99%	2015 – 2022	$18,774	$13,969
3.00% – 4.99%	2013 – 2045	22,327	14,590
5.00% – 6.99%	2013 – 2095	28,513	35,226
7.00% – 9.10%	2013 – 2097	6,268	7,059
Other		1	2
Fair value of interest rate swaps recorded in debt		154	267
		76,037	71,113
Unamortized (discount) premium - net		(1,553)	(1,535)
Total notes and debentures		74,484	69,578
Capitalized leases		283	265
Total long-term debt, including current maturities		74,767	69,843
Current maturities of long-term debt		(5,477)	(3,485)
Total long-term debt		$69,290	$66,358
1 Maturities assume putable debt is redeemed by the holders at the next opportunity.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We had outstanding Euro, British pound sterling or Canadian dollar denominated debt of approximately $18,206 and $11,951 at December 31, 2013 and 2012. The weighted average interest rate of our entire long-term debt portfolio decreased from 4.9% at December 31, 2012 to 4.5% at December 31, 2013.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2014. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Debt maturing within one year consisted of the following at December 31:

	2013	2012
Current maturities of long-term debt	$5,477	$3,485
Commercial paper	20	-
Bank borrowings1	1	1
Total	$5,498	$3,486
1 Outstanding balance of short-term credit facility of a foreign subsidiary.

Debt Refinancing
During 2013, we received net proceeds of $12,040, from the issuance of $12,108 in long-term debt in various markets, with an average weighted maturity of approximately 10 years and an average interest rate of 2.6%. We redeemed $7,698 in borrowings, including debt tender offers covering $5,000 of various notes with stated rates of 5.20% to 8.75% for $5,556 in cash payments and early redemptions of $300 and $550 with stated rates of 7.375% and 6.625%, respectively.

As of December 31, 2013 and 2012, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2013, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2014	2015	2016	2017	2018	Thereafter
Debt repayments1	$5,472	$6,514	$6,667	$5,257	$5,800	$45,790
Weighted-average interest rate	4.9%	3.2%	2.7%	2.4%	4.6%	5.1%
1 Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities
On December 11, 2013, we amended and extended for an additional two-year term our existing $5,000 revolving credit agreement with a syndicate of banks until December 2018 (December 2018 Facility). We also have an existing $3,000 revolving credit agreement that was entered into in 2012, with a syndicate of banks that is available until December 2017 (December 2017 Facility). In the event advances are made under either agreement, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2013, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The Applicable Margin for both agreements will equal 0.565%, 0.680%, or 0.910% per annum, depending on AT&T’s credit rating.

Under each agreement AT&T will pay a facility fee of 0.060%, 0.070% or 0.090% per annum, depending on AT&T’s credit rating, of the amount of lender commitments.

Both agreements require that, if at any time AT&T or a subsidiary pledges assets or otherwise permits a lien on its properties, advances under the agreement will be ratably secured, subject to specified exceptions. Both agreements also contain a financial ratio covenant that provides that AT&T will maintain, as of the last day of each fiscal quarter, a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreements) ratio of not more than 3.0 to 1, for the four quarters then ended.

Defaults under both agreements permit the lenders to accelerate required repayment and would increase the Applicable Margin by 2.00% per annum. Defaults include noncompliance with the two covenants above, other representations and warranties and the following:
•	We fail to pay principal or interest, or other amounts under the agreement beyond any grace period.
•
We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as cross-acceleration) or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final.

•
A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T’s directors change in any 24-month period other than as elected by the remaining directors.

•	We fail to make certain minimum funding payments under ERISA.
•	Our bankruptcy or insolvency.

Both agreements permit subsidiaries to be added as additional borrowers, with or without a guarantee by AT&T. The terms of the guarantee are set forth in the agreements.

The obligations of the lenders under the December 2017 Facility to provide advances will terminate on December 11, 2017, unless prior to that date either:  (i) AT&T, and if applicable, a Co-Borrower, reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for two one-year periods beyond the December 11, 2017, termination date, under certain circumstances. We also can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred. The same provisions apply to the December 2018 Facility except that the applicable date is December 11, 2018.

NOTE 10. FAIR VALUE MEASUREMENTS AND DISCLOSURE

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2012.

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$74,484	$79,309	$69,578	$81,310
Commercial paper	20	20	-	-
Bank borrowings	1	1	1	1
Investment securities	2,450	2,450	2,218	2,218

The carrying value of debt with an original maturity of less than one year approximates market value. The fair value measurements used for notes and debentures are considered Level 2 and are determined using various methods, including quoted prices for identical or similar securities in both active and inactive markets.

Investment Securities
Our investment securities include equities, fixed income bonds and other securities. A substantial portion of the fair values of our available-for-sale securities was estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on securities are included in “Other income (expense) – net” in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other than temporary are recorded in “Other income (expense) – net” with the corresponding reduction to the carrying basis of the investment. Fixed income investments of $106 have maturities of less than one year, $279 within one to three years, $109 within three to five years, and $265 for five or more years.

Our short-term investments (including money market securities) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values. Our investment securities are recorded in “Other Assets” on the consolidated balance sheets.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2013, and December 31, 2012:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,049	$-	$-	$1,049
International equities	563	-	-	563
Fixed income bonds	-	759	-	759
Asset Derivatives1
Interest rate swaps	-	191	-	191
Cross-currency swaps	-	1,951	-	1,951
Liability Derivatives1
Interest rate swaps	-	(7)	-	(7)
Cross-currency swaps	-	(519)	-	(519)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$873	$-	$-	$873
International equities	469	-	-	469
Fixed income bonds	-	837	-	837
Asset Derivatives1
Interest rate swaps	-	287	-	287
Cross-currency swaps	-	752	-	752
Foreign exchange contracts	-	1	-	1
Liability Derivatives1
Cross-currency swaps	-	(672)	-	(672)
1 Derivatives designated as hedging instruments are reflected as "Other Assets," "Other noncurrent liabilities" and, for a portion of interest rate swaps, "Other current assets" in our consolidated balance sheets.

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

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense in the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair values of the interest rate swaps are exactly offset by changes in the fair value of the underlying debt. Gains or losses realized upon early termination of our fair value hedges are recognized in interest expense. In the years ended December 31, 2013, and December 31, 2012, no ineffectiveness was measured on interest rate swaps designated as fair value hedges.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Cash Flow Hedging We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro, British pound sterling and Canadian dollar denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S. denominated interest rate.

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized as other income or expense in each period. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2013, and December 31, 2012, no ineffectiveness was measured.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to “Other income (expense) – net” in the consolidated statements of income. Over the next 12 months, we expect to reclassify $44 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks.

We hedge a portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain nondesignated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income in the same period the hedged transaction affects earnings, except where an amount is deemed to be ineffective, which would be immediately reclassified to other income (expense) in the consolidated income statement. In the years ended December 31, 2013, and December 31, 2012, no ineffectiveness was measured.

Collateral and Credit-Risk Contingency  We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2013, we had posted collateral of $8 (a deposit asset) and held collateral of $1,600 (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Moody’s Investor Service and Standards & Poor’s and two rating levels by Fitch, Inc. before the final collateral exchange in December, we would have been required to post additional collateral of $54. At December 31, 2012, we had posted collateral of $22 (a deposit asset) and held collateral of $543 (a receipt liability). We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the notional amount of our outstanding derivative positions at December 31:

	2013	2012
Interest rate swaps	$4,750	$3,000
Cross-currency swaps	17,787	12,071
Foreign exchange contracts	-	51
Total	$22,537	$15,122

Following is the related hedged items affecting our financial position and performance:

Effect of Derivatives in the Consolidated Statements of Income
Fair Value Hedging Relationships
For the years ended December 31,	2013	2012	2011
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(113)	$(179)	$10
Gain (Loss) on long-term debt	113	179	(10)

In addition, the net swap settlements that accrued and settled in the periods above were offset against interest expense.

Cash Flow Hedging Relationships
For the year ended December 31,	2013	2012	2011
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$813	$432	$(219)
Interest rate locks:
Gain (Loss) recognized in accumulated OCI	-	-	(167)
Interest income (expense) reclassified from accumulated OCI into income	(46)	(43)	(23)
Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	(2)	5	(10)

NOTE 11. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2013	2012
Depreciation and amortization	$43,623	$41,411
Intangibles (nonamortizable)	1,874	1,874
Employee benefits	(9,072)	(13,350)
Net operating loss and other carryforwards	(2,272)	(2,167)
Other – net	29	(1,199)
Subtotal	34,182	26,569
Deferred tax assets valuation allowance	927	886
Net deferred tax liabilities	$35,109	$27,455

Net long-term deferred tax liabilities	$36,308	$28,491
Less: Net current deferred tax assets	(1,199)	(1,036)
Net deferred tax liabilities	$35,109	$27,455

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

At December 31, 2013, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $866 and for state and foreign income tax purposes of $890, expiring through 2032. Additionally, we had state credit carryforwards of $515, expiring primarily through 2033.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2013 and 2012, relate primarily to state net operating losses and state credit carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an unrecognized tax benefit (UTB). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2013 and 2012 is as follows:

Federal, State and Foreign Tax	2013	2012
Balance at beginning of year	$4,793	$4,541
Increases for tax positions related to the current year	255	791
Increases for tax positions related to prior years	488	991
Decreases for tax positions related to prior years	(1,238)	(1,426)
Lapse of statute of limitations	(24)	(29)
Settlements	(47)	(75)
Balance at end of year	4,227	4,793
Accrued interest and penalties	1,034	977
Gross unrecognized income tax benefits	5,261	5,770
Less: Deferred federal and state income tax benefits	(481)	(610)
Less: Tax attributable to timing items included above	(2,121)	(2,448)
Total UTB that, if recognized, would impact the
effective income tax rate as of the end of the year	$2,659	$2,712

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $2,303 at December 31, 2013, and $2,372 at December 31, 2012.

Accrued interest and penalties included in UTBs were $1,034 as of December 31, 2013, and $977 as of December 31, 2012. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense (benefit) included in income tax expense was $35 for 2013, $(74) for 2012, and $(65) for 2011.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The components of income tax (benefit) expense are as follows:

	2013	2012	2011
Federal:
Current	$3,043	$451	$(420)
Deferred – net	5,692	2,256	2,555
	8,735	2,707	2,135
State, local and foreign:
Current	(61)	702	23
Deferred – net	550	(509)	374
	489	193	397
Total	$9,224	$2,900	$2,532

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2013	2012	2011
Taxes computed at federal statutory rate	$9,722	$3,654	$2,351
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	294	85	210
Goodwill Impairment	-	-	961
Other – net	(792)	(839)	(990)
Total	$9,224	$2,900	$2,532
Effective Tax Rate	33.2%	27.8%	37.7%

NOTE 12. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension plans. The majority of our newly hired employees, longer-service management and some nonmanagement employees participate in cash balance pension programs that include annual or monthly credits based on salary as well as an interest credit. Other longer-service management employees participate in pension programs that have a traditional pension formula (i.e., a stated percentage of employees’ adjusted career income). Other longer-service nonmanagement employees’ pension benefits are generally calculated using one of two formulas: a flat dollar amount applied to years of service according to job classification or a cash balance plan with negotiated annual pension band credits as well as interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

In October 2013, we offered a one-time opportunity for certain retirement-eligible employees to elect a full lump sum payment of their accrued pension if they retired as of December 30, 2013. The lump sum value was calculated using the August 2012 discount rates for some pension programs and was equal to the cash balance amount for the management new hire pension program. The lump sum value totaled approximately $2,700, which will be distributed in the first quarter of 2014. We recorded special termination benefits of $250 as a result of this offer.

In October 2013, as part of our 2014 annual benefits enrollment process, we communicated an amendment to our Medicare-eligible retirees that beginning in 2015 AT&T will provide access to retiree health insurance coverage that supplements government-sponsored Medicare through a private insurance marketplace. This new approach will allow retirees to choose insurance with the terms, cost and coverage that best fits their needs, while still receiving financial support as determined by AT&T. We expect that the cost to AT&T for retiree medical coverage in 2015 will be comparable to 2014. Future changes in support, if any, will be based on a number of factors such as business conditions, government actions, marketplace changes and the general consumer inflation rate.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

During 2012, approximately 90,000 collectively bargained employees ratified new agreements. For the vast majority of covered employees, the agreements provided for a pension band increase of 1 percent for each year of the agreement. These agreements also provide for continued healthcare coverage with a modest increase to employee costs over the agreement term. There were also modest increases to retiree costs for continued healthcare coverage for retirees.

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

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012
Benefit obligation at beginning of year	$58,911	$56,110	$37,431	$34,953
Service cost - benefits earned during the period	1,321	1,216	352	336
Interest cost on projected benefit obligation	2,429	2,800	1,532	1,725
Amendments	-	(905)	(4,460)	(2,768)
Actuarial (gain) loss	(2,390)	6,707	(2,098)	4,844
Special termination benefits	255	12	1	5
Benefits paid	(3,966)	(5,729)	(2,473)	(2,608)
Transfer for sale of Advertising Solutions segment	-	(149)	-	(207)
Plan transfers	-	(1,151)	-	1,151
Benefit obligation at end of year	$56,560	$58,911	$30,285	$37,431

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents the change in the value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012
Fair value of plan assets at beginning of year	$45,060	$45,907	$9,295	$9,890
Actual return on plan assets	5,935	5,041	1,347	1,266
Benefits paid1	(3,966)	(5,729)	(1,682)	(1,842)
Contributions	209	3	-	-
Transfer for sale of Advertising Solutions segment	-	(165)	-	(19)
Other	-	3	-	-
Fair value of plan assets at end of year3	47,238	45,060	8,960	9,295
Unfunded status at end of year2	$(9,322)	$(13,851)	$(21,325)	$(28,136)
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
3 Net assets available for benefits at December 31, 2013 were $56,447 and include a $9,209 preferred equity interest in AT&T Mobility II LLC, as discussed below.

On September 9, 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC (Mobility), the holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. The preferred equity interest had a value of $9,104 on the contribution date and was valued at $9,209 at December 31, 2013. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts and will be accounted for as contributions. So long as we make the distributions, we will have no limitations on our ability to declare a dividend, or repurchase shares. This preferred equity interest is a plan asset under ERISA and is recognized as such in the plan’s separate financial statements. However, because the preferred equity interest is not unconditionally transferable to an unrelated party, it is not reflected in plan assets in our consolidated financial statements and instead has been eliminated in consolidation. At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and have agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016. These contributions combined with our existing pension assets are essentially equivalent to the pension obligation at December 31, 2013.

On September 9, 2013, the Department of Labor (DOL) published a proposed exemption that authorized retroactive approval of this voluntary contribution. The proposal was open for public comment and we are currently awaiting a final decision by the DOL. Our retirement benefit plans, including required contributions, are subject to the provisions of ERISA.

As noted above, this preferred equity interest represents a plan asset of our pension trust, which is recognized in the separate financial statements of our pension plan as a qualified plan asset for funding purposes. The following table presents a reconciliation of our pension plan assets recognized in the consolidated financial statements of the Company with the net assets available for benefits included in the separate financial statements of the pension plan at December 31:

	2013	2012
Plan assets recognized in the consolidated financial statements	$47,238	$45,060
Preferred equity interest in Mobility	9,209	-
Net assets available for benefits	$56,447	$45,060

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2013	2012	2013	2012
Current portion of employee benefit obligation1	$-	$-	$(1,949)	$(2,116)
Employee benefit obligation2	(9,322)	(13,851)	(19,376)	(26,020)
Net amount recognized	$(9,322)	$(13,851)	$(21,325)	$(28,136)
1 Included in "Accounts payable and accrued liabilities."
2 Included in "Postemployment benefit obligation."

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $55,077 at December 31, 2013, and $57,010 at December 31, 2012.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Periodic Benefit Costs
Our combined net pension and postretirement (credit) cost recognized in our consolidated statements of income was $(7,390), $10,257 and $7,288 for the years ended December 31, 2013, 2012 and 2011. A portion of pension and postretirement benefit costs is capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded. The following table presents the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2013	2012	2011	2013	2012	2011
Service cost – benefits earned during the period	$1,321	$1,216	$1,186	$352	$336	$362
Interest cost on projected benefit obligation	2,429	2,800	2,958	1,532	1,725	2,051
Expected return on assets	(3,312)	(3,520)	(3,690)	(706)	(811)	(1,040)
Amortization of prior service credit	(94)	(15)	(15)	(1,161)	(927)	(694)
Actuarial (gain) loss	(5,013)	5,206	4,498	(2,738)	4,247	1,672
Net pension and postretirement (credit) cost	$(4,669)	$5,687	$4,937	$(2,721)	$4,570	$2,351

Other Changes in Benefit Obligations Recognized in Other Comprehensive Income
The following table presents the after-tax changes in benefit obligations recognized in OCI and the after-tax prior service credits that were amortized from OCI into net periodic benefit costs:

	Pension Benefits			Postretirement Benefits
	2013	2012	2011	2013	2012	2011
Balance at beginning of year	$641	$92	$102	$4,766	$3,655	$2,951
Prior service (cost) credit	-	559	-	2,765	1,686	1,134
Amortization of prior service credit	(58)	(10)	(10)	(719)	(575)	(430)
Total recognized in other comprehensive (income) loss	(58)	549	(10)	2,046	1,111	704
Balance at end of year	$583	$641	$92	$6,812	$4,766	$3,655

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $94 ($58 net of tax) for pension and $1,448 ($898 net of tax) for postretirement benefits.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2013	2012	2011
Discount rate for determining projected benefit obligation at December 31	5.00%	4.30%	5.30%
Discount rate in effect for determining net cost	4.30%	5.30%	5.80%
Long-term rate of return on plan assets	7.75%	8.25%	8.25%
Composite rate of compensation increase for determining projected benefit obligation	3.00%	3.00%	4.00%
Composite rate of compensation increase for determining net pension cost (benefit)	3.00%	4.00%	4.00%

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter, unless earlier remeasurements are required.

Discount Rate  Our assumed discount rate of 5.00% at December 31, 2013, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2013, we increased our discount rate by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,533 and a decrease in our postretirement benefit obligation of $3,161. For the year ended December 31, 2012, we decreased our discount rate by 1.00%, resulting in an increase in our pension plan benefit obligation of $7,030 and an increase in our postretirement benefit obligation of $4,546.

Expected Long-Term Rate of Return  Our expected long-term rate of return on plan assets of 7.75% for 2014 and 2013 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans’ investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2014 combined pension and postretirement cost to increase $262. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase cost of 3.00% in 2014 and 2013 reflects the long-term average rate of salary increases.

Mortality Tables  At December 31, 2013 we updated our assumed mortality rates to better predict future mortality improvements, creating an increase of $1,986 in our pension obligation and $679 in our postretirement obligations.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. In addition to the healthcare cost trend in 2013, we assumed an annual 2.50% growth in administrative expenses and an annual 3.00% growth in dental claims. Our assumed annual healthcare cost trend rate for 2014 and 2013 is 5.00% and our ultimate trend rate is 5.00%.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-	One Percentage-
	Point Increase	Point Decrease
Increase (decrease) in total of service and interest cost components	$207	$(179)
Increase (decrease) in accumulated postretirement benefit obligation	1,010	(878)

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. As part of our voluntary contribution of the Mobility preferred equity interest, we will contribute $560 of cash distributions during 2014. We do not have additional significant required contributions to our pension plans for 2014.

We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios, to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy and risk level for the pension plan and VEBA assets is based on a study completed and approved during 2013 and is reflected in the table below.

The plans’ weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets					Postretirement (VEBA) Assets
	Target			2013	2012	Target			2013	2012
Equity Securities:
Domestic	25%	-	35%	25%	26%	20%	-	30%	25%	37%
International	10%	-	20%	16	16	15%	-	25%	20	33
Fixed income securities	30%	-	40%	33	34	19%	-	29%	24	24
Real assets	6%	-	16%	11	11	0%	-	6%	1	1
Private equity	4%	-	14%	12	13	0%	-	9%	4	4
Other	0%	-	5%	3	-	21%	-	31%	26	1
Total				100%	100%				100%	100%

At December 31, 2013, AT&T securities represented less than 0.5% of assets held by our pension plans and VEBA trusts included in these financial statements.

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

Common/collective trust funds, pooled separate accounts and other commingled (103-12) investment entities are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value.

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

Fair Value Measurements
See Note 10 for a discussion of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table sets forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2013:

Pension Assets and Liabilities at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$65	$-	$-	$65
Interest bearing cash	-	324	-	324
Foreign currency contracts	-	3	-	3
Equity securities:
Domestic equities	9,841	3	-	9,844
International equities	6,431	7	-	6,438
Fixed income securities:
Asset-backed securities	-	553	3	556
Mortgage-backed securities	-	2,470	-	2,470
Collateralized mortgage-backed securities	-	364	-	364
Collateralized mortgage obligations/REMICS	-	514	-	514
Other Corporate and other bonds and notes	154	5,147	540	5,841
Government and municipal bonds	15	4,566	-	4,581
Private equity funds	-	-	5,724	5,724
Real estate and real assets	-	-	5,194	5,194
Commingled funds	-	6,358	4	6,362
Securities lending collateral	390	3,074	-	3,464
Receivable for variation margin	12	-	-	12
Assets at fair value	16,908	23,383	11,465	51,756
Investments sold short and other liabilities at fair value	(619)	(5)	-	(624)
Total plan net assets at fair value	$16,289	$23,378	$11,465	$51,132
Other assets (liabilities)1				(3,894)
Total Plan Net Assets				$47,238
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$405	$2,073	$-	$2,478
Equity securities:
Domestic equities	1,609	-	-	1,609
International equities	1,527	-	-	1,527
Fixed income securities:
Asset-backed securities	-	35	2	37
Collateralized mortgage-backed securities	-	110	-	110
Collateralized mortgage obligations	-	53	3	56
Other Corporate and other bonds and notes	-	367	18	385
Government and municipal bonds	-	558	1	559
Commingled funds	-	1,899	2	1,901
Private equity assets	-	-	309	309
Real assets	-	-	111	111
Securities lending collateral	19	372	-	391
Foreign exchange contracts receivable	3	-	-	3
Assets at fair value	3,563	5,467	446	9,476
Foreign exchange contracts payable	3	-	-	3
Liabilities at fair value	3	-	-	3
Total plan net assets at fair value	$3,560	$5,467	$446	$9,473
Other assets (liabilities)1				(513)
Total Plan Net Assets				$8,960
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2013:

Pension Assets	Equities	Fixed Income Funds	Private Equity Funds	Real Estate and Real Assets	Total
Balance at beginning of year	$-	$1,042	$5,797	$4,766	$11,605
Realized gains (losses)	(3)	53	390	122	562
Unrealized gains (losses)	3	(8)	546	525	1,066
Transfers in	-	5	-	-	5
Transfers out	-	(442)	-	-	(442)
Purchases	-	75	1,214	354	1,643
Sales	-	(178)	(2,223)	(573)	(2,974)
Balance at end of year	$-	$547	$5,724	$5,194	$11,465

Postretirement Assets	Fixed Income Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$21	$343	$110	$474
Realized gains (losses)	-	2	12	14
Unrealized gains (losses)	1	58	4	63
Transfers in	1	-	-	1
Transfers out	(1)	-	-	(1)
Purchases	5	89	27	121
Sales	(1)	(183)	(42)	(226)
Balance at end of year	$26	$309	$111	$446

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2012:

Pension Assets and Liabilities at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$144	$-	$-	$144
Interest bearing cash	56	235	-	291
Foreign currency contracts	-	1	-	1
Equity securities:
Domestic equities	8,291	-	-	8,291
International equities	6,361	29	-	6,390
Fixed income securities:
Asset-backed securities	-	543	14	557
Mortgage-backed securities	-	2,324	-	2,324
Collateralized mortgage-backed securities	-	311	-	311
Collateralized mortgage obligations/REMICS	-	523	1	524
Other Corporate and other bonds and notes	140	4,903	600	5,643
Government and municipal bonds	50	5,301	-	5,351
Private equity funds	-	-	5,797	5,797
Real estate and real assets	-	-	4,766	4,766
Commingled funds	-	4,927	426	5,353
Securities lending collateral	868	1,930	1	2,799
Receivable for variation margin	72	-	-	72
Assets at fair value	15,982	21,027	11,605	48,614
Investments sold short and other liabilities at fair value	(563)	(7)	-	(570)
Total plan net assets at fair value	$15,419	$21,020	$11,605	$48,044
Other assets (liabilities)1				(2,984)
Total Plan Net Assets				$45,060
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

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2013. Because benefit payments will depend on future employment and compensation levels, average years employed, average life spans, and payment elections, among other factors, changes in any of these factors could significantly affect these expected amounts. Due to our move to a group prescription drug provider plan in 2013 for certain of our Medicare eligible retirees and the move to a private exchange market for all remaining Medicare eligible retirees receiving subsidized drug coverage in 2015, AT&T does not expect to be receiving any direct Medicare Part D subsidies for years 2015 and beyond. The following table provides expected benefit payments under our pension and postretirement plans:

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2014	$7,376	$2,265	$(19)
2015	4,294	2,271	-
2016	4,197	2,222	-
2017	4,115	2,171	-
2018	4,029	2,129	-
Years 2019 - 2023	19,589	9,921	-

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

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans’ benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts are recorded as “Other noncurrent liabilities” on our consolidated balance sheets.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets at December 31:

	2013	2012
Projected benefit obligation	$(2,280)	$(2,456)
Accumulated benefit obligation	(2,227)	(2,392)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost	2013	2012	2011
Service cost – benefits earned during the period	$9	$10	$14
Interest cost on projected benefit obligation	101	116	126
Amortization of prior service cost (credit)	-	-	2
Actuarial (gain) loss	(106)	230	81
Net supplemental retirement pension cost	$4	$356	$223

Other Changes Recognized in Other Comprehensive Income	2013	2012	2011
Prior service (cost) credit	$(1)	$(1)	$6
Amortization of prior service cost (credit)	-	-	1
Total recognized in other comprehensive (income) loss (net of tax)	$(1)	$(1)	$7

The estimated prior service credit for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $1.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Deferred compensation expense was $122 in 2013, $118 in 2012 and $96 in 2011. Our deferred compensation liability, included in “Other noncurrent liabilities,” was $1,118 at December 31, 2013, and $1,061 at December 31, 2012.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees’ accounts and was $654, $634 and $636 for the years ended December 31, 2013, 2012 and 2011.

NOTE 13. SHARE-BASED PAYMENTS

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units. We grant performance stock units, which are nonvested stock units, based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. We grant forfeitable restricted stock and stock units, which are valued at the market price of our common stock at the date of grant and vest typically over a two- to seven-year period. We also grant other nonvested stock units and award them in cash at the end of a three-year period, subject to the achievement of certain market based conditions. As of December 31, 2013, we were authorized to issue up to 128 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

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

The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income, as reflected in the table below. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $175 for 2013, compared to $195 for 2012 and $187 for 2011.

	2013	2012	2011
Performance stock units	$381	$397	$388
Restricted stock and stock units	80	102	91
Other nonvested stock units	(3)	12	4
Other	-	-	6
Total	$458	$511	$489

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A summary of the status of our nonvested stock units as of December 31, 2013, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2013	26	$28.55
Granted	11	35.36
Vested	(12)	27.99
Forfeited	(1)	31.10
Nonvested at December 31, 2013	24	$31.93

As of December 31, 2013, there was $348 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.95 years. The total fair value of shares vested during the year was $336 for 2013, compared to $333 for 2012 and $360 for 2011.

It is our policy to satisfy share option exercises using our treasury stock. Cash received from stock option exercises was $135 for 2013, $517 for 2012 and $250 for 2011.

NOTE 14. STOCKHOLDERS’ EQUITY

Stock Repurchase Program  From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2010, our Board of Directors authorized the repurchase of 300 million shares of our common stock. We began buying back stock under this program in 2012 and completed the purchase of authorized shares that year. In July 2012, our Board of Directors approved a second authorization to repurchase 300 million shares and we completed that program in May 2013. In March 2013, our Board of Directors approved a third authorization to repurchase 300 million shares, under which we are currently purchasing shares. For the year ended December 31, 2013, we had repurchased approximately 366 million shares totaling $13,028 under these authorizations. For the year ended December 31, 2012, we had repurchased approximately 371 million shares totaling $12,752 under these authorizations. We expect to make future repurchases opportunistically.

To implement these authorizations, we use open market repurchase programs, relying on Rule 10b5-1 of the Securities Exchange Act of 1934 where feasible. We also use accelerated share repurchase programs with large financial institutions to repurchase our stock.

Authorized Shares  There are 14 billion authorized common shares of AT&T stock and 10 million authorized preferred shares of AT&T stock. As of December 31, 2013 and 2012, no preferred shares were outstanding.

Dividend Declarations  In December 2013, the Company declared an increase in its quarterly dividend to $0.46 per share of common stock. In November 2012, the Company declared a quarterly dividend of $0.45 per share of common stock, which reflected an increase from the $0.44 quarterly dividend declared in December 2011.

Preferred Equity Interest The preferred equity interest discussed in Note 12 is not transferable by the trust except through its put and call features, and therefore has been eliminated in consolidation. After a period of five years from the contribution or, if earlier, the date upon which the pension plan trust is fully funded as determined under GAAP, AT&T has a right to purchase from the pension plan trust some or all of the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends. In addition, AT&T will have the right to purchase the preferred equity interest in the event AT&T’s ownership of Mobility is less than 50% or there is a transaction that results in the transfer of 50% or more of the pension plan trust’s assets to an entity not under common control with AT&T (collectively, a change of control). The pension plan trust has the right to require AT&T to purchase the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends, and in installments, as specified in the contribution agreement upon the occurrence of any of the following: (1) at any time if the ratio of debt to total capitalization of Mobility exceeds that of AT&T, (2) the date on which AT&T Inc. is rated below investment grade for two consecutive calendar quarters, (3) upon a change of control if AT&T does not exercise its purchase option, or (4) at any time after a seven-year period from the contribution date. In the event AT&T elects or is required to purchase the preferred equity interest, AT&T may elect to settle the purchase price in cash or shares of AT&T common stock or a combination thereof. Because the preferred equity interest was not considered outstanding for accounting purposes at year-end, it did not affect the calculation of earnings per share.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 15. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2013	2012
Accounts payable and accrued liabilities:
Accounts payable	$11,561	$12,076
Accrued payroll and commissions	1,985	2,332
Current portion of employee benefit obligation	1,949	2,116
Accrued interest	1,559	1,588
Other	4,053	2,382
Total accounts payable and accrued liabilities	$21,107	$20,494

Consolidated Statements of Income	2013	2012	2011
Advertising expense	$3,268	$2,910	$3,135
Interest expense incurred	$4,224	$3,707	$3,697
Capitalized interest	(284)	(263)	(162)
Total interest expense	$3,940	$3,444	$3,535

Consolidated Statements of Cash Flows	2013	2012	2011
Cash paid during the year for:
Interest	$4,302	$3,714	$3,691
Income taxes, net of refunds	1,985	458	32

No customer accounted for more than 10% of consolidated revenues in 2013, 2012 or 2011.

A majority of our employees are represented by labor unions as of year-end 2013.

NOTE 16. TOWER TRANSACTION

On December 16, 2013, we closed our transaction with Crown Castle International Corp. (Crown Castle) in which Crown Castle gained the exclusive rights to lease and operate 9,048 wireless towers and purchased 627 of our wireless towers for $4,827 in cash. Under the terms of the leases, Crown Castle has exclusive rights to lease and operate the towers over various terms with an average length of approximately 28 years. As the leases expire, Crown Castle will have fixed price purchase options for these towers totaling approximately $4,200, based on their estimated fair market values at the end of the lease terms. We sublease space on the towers from Crown Castle for an initial term of 10 years at current market rates, subject to optional renewals in the future.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We determined our continuing involvement with the tower assets prevented us from achieving sale-leaseback accounting for the transaction, and we accounted for the cash proceeds from Crown Castle as a financing obligation on our consolidated balance sheet. We record interest on the financing obligation using the effective interest method at a rate of approximately 3.90%. The financing obligation is increased by interest expense and estimated future net cash flows generated and retained by Crown Castle from operation of the tower sites, and reduced by our contractual payments. We continue to include the tower assets in Property, plant and equipment in our consolidated balance sheets and depreciate them accordingly. At December 31, 2013, the tower assets had a balance of $1,039. The impact of the transaction on our operating results for the year ended December 31, 2013, was not material.

The future minimum payments under the sublease arrangement are $221 for 2014, $225 for 2015, $229 for 2016, $234 for 2017, $239 for 2018, and $2,797 thereafter.

NOTE 17. CONTINGENT LIABILITIES

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $5,749 in 2014, $5,182 in total for 2015 and 2016, $2,570 in total for 2017 and 2018 and $819 in total for years thereafter.

See Note 10 for a discussion of collateral and credit-risk contingencies.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2013 Calendar Quarter
	First	Second	Third	Fourth2	Annual
Total Operating Revenues	$31,356	$32,075	$32,158	$33,163	$128,752
Operating Income	5,940	6,113	6,188	12,238	30,479
Net Income	3,773	3,880	3,905	6,995	18,553
Net Income Attributable to AT&T	3,700	3,822	3,814	6,913	18,249
Basic Earnings Per Share Attributable
to AT&T1	$0.67	$0.71	$0.72	$1.31	$3.39
Diluted Earnings Per Share Attributable
to AT&T1	$0.67	$0.71	$0.72	$1.31	$3.39
Stock Price
High	$36.87	$39.00	$36.31	$36.80
Low	32.76	34.10	33.19	33.09
Close	36.69	35.40	33.82	35.16
1 Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.
2 Includes an actuarial gain on pension and postretirement benefit plans (Note 12), special termination charges (Note 12) and charges for employee separations (Note 1).

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
2 Includes an actuarial loss on pension and postretirement benefit plans (Note 12).

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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992 framework). Based on its assessment, AT&T management believes that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

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
Chairman of the Board,                                                                           Senior Executive Vice President and
Chief Executive Officer and President                                                  Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dallas, Texas
February 21, 2014

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of AT&T Inc.

We have audited AT&T Inc.’s (the Company) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dallas, Texas
February 21, 2014