Form 10-K, Exhibit 13
period 2014-12-31
AT&T INC.
filed 2015-02-20
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 and for the year ended:	2014	2013	2012	2011	2010
Financial Data
Operating revenues	$132,447	$128,752	$127,434	$126,723	$124,280
Operating expenses	$120,701	$98,273	$114,437	$117,505	$104,707
Operating income	$11,746	$30,479	$12,997	$9,218	$19,573
Interest expense	$3,613	$3,940	$3,444	$3,535	$2,994
Equity in net income of affiliates	$175	$642	$752	$784	$762
Other income - net	$1,652	$596	$134	$249	$897
Income tax expense (benefit)	$3,442	$9,224	$2,900	$2,532	$(1,162)
Net Income	$6,518	$18,553	$7,539	$4,184	$20,179
Less: Net Income Attributable to Noncontrolling Interest	$(294)	$(304)	$(275)	$(240)	$(315)
Net Income Attributable to AT&T	$6,224	$18,249	$7,264	$3,944	$19,864
Earnings Per Common Share:
Net Income Attributable to AT&T	$1.19	$3.39	$1.25	$0.66	$3.36
Earnings Per Common Share - Assuming Dilution:
Net Income Attributable to AT&T	$1.19	$3.39	$1.25	$0.66	$3.35
Total assets	$292,829	$277,787	$272,315	$270,442	$269,473
Long-term debt	$76,011	$69,290	$66,358	$61,300	$58,971
Total debt	$82,067	$74,788	$69,844	$64,753	$66,167
Construction and capital expenditures	$21,433	$21,228	$19,728	$20,272	$20,302
Dividends declared per common share	$1.85	$1.81	$1.77	$1.73	$1.69
Book value per common share	$16.76	$17.50	$16.61	$17.85	$18.94
Ratio of earnings to fixed charges	2.83	5.98	2.96	2.23	4.57
Debt ratio	48.6%	45.0%	43.0%	38.0%	37.1%
Weighted-average common shares outstanding (000,000)	5,205	5,368	5,801	5,928	5,913
Weighted-average common shares outstanding with dilution (000,000)	5,221	5,385	5,821	5,950	5,938
End of period common shares outstanding (000,000)	5,187	5,226	5,581	5,927	5,911
Operating Data
Wireless subscribers (000)[1]	120,554	110,376	106,957	103,247	95,536
In-region network access lines in service (000)	19,896	24,639	29,279	34,054	39,211
Broadband connections (000)[2]	16,028	16,425	16,390	16,427	16,309
Number of employees	243,620	243,360	241,810	256,420	266,590
[1] The number presented represents 100% of AT&T Mobility wireless subscribers.
[2] Broadband connections include in-region U-verse high speed Internet access, in-region DSL lines and satellite broadband. 1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts
For ease of reading, AT&T Inc. is referred to as "we," "AT&T" or the "Company" throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry in both the United States and internationally, providing wireless and wireline telecommunications services and equipment. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a "Note" in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that are not considered meaningful are denoted with a dash.

RESULTS OF OPERATIONS
Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our "Segment Results" section. We also discuss our expected revenue and expense trends for 2015 in the "Operating Environment and Trends of the Business" section.

				Percent Change
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012

Operating Revenues
Service	$118,437	$119,252	$118,506	(0.7	) %	0.6%
Equipment	14,010	9,500	8,928	47.5		6.4
Total Operating Revenues	132,447	128,752	127,434	2.9		1.0
Operating Expenses
Cost of services and sales	60,611	51,464	55,228	17.8		(6.8)
Selling, general and administrative	39,697	28,414	41,066	39.7		(30.8)
Abandonment of network assets	2,120	-	-	-		-
Depreciation and amortization	18,273	18,395	18,143	(0.7)		1.4
Total Operating Expenses	120,701	98,273	114,437	22.8		(14.1)
Operating Income	11,746	30,479	12,997	(61.5)		-
Interest expense	3,613	3,940	3,444	(8.3)		14.4
Equity in net income of affiliates	175	642	752	(72.7)		(14.6)
Other income (expense) – net	1,652	596	134	-		-
Income Before Income Taxes	9,960	27,777	10,439	(64.1)		-
Net Income	6,518	18,553	7,539	(64.9)		-
Net Income Attributable to AT&T	$6,224	$18,249	$7,264	(65.9	) %	-

Overview
Operating income decreased $18,733, or 61.5%, in 2014 and increased $17,482 in 2013. Our operating margin was 8.9% in 2014, compared to 23.7% in 2013 and 10.2% in 2012. Operating income for 2014 decreased $15,453 due to a noncash actuarial loss of $7,869 related to pension and postemployment benefit plans and an actuarial gain of $7,584 in 2013. Operating income for 2014 also includes a noncash charge of $2,120 related to an abandonment of network assets, higher wireless equipment costs resulting from higher device sales, increased expenses supporting AT&T U-verse® (U-verse) subscriber growth, and continued declines in our traditional voice and data services. Partially offsetting these decreases were continued growth in wireless equipment revenue for device sales under our AT&T NextSM (AT&T Next) program and increased revenues from U-verse and strategic business services, as well as the operating results of Leap Wireless International, Inc. (Leap) from March 13, 2014. Operating income for 2013 included a noncash actuarial gain of $7,584 related to pension and postemployment benefit plans in 2013 and operating income for 2012 included an actuarial loss of $9,994.

Service revenues decreased $815, or 0.7%, in 2014 and increased $746, or 0.6%, in 2013. The decrease in 2014 was primarily due to growth in our wireless Mobile Share Value plans, continued declines in our legacy wireline voice and data products and the October 2014 sale of our Connecticut operations (see Note 5), partially offset by strong revenues from U-verse, strategic business services and revenues from the acquisition of Leap. The revenue increase in 2013 was primarily due to growth in wireless data billings, reflecting the increasing percentage of wireless subscribers choosing smartphones and higher wireline revenues from U-verse residential customers and strategic business services. These increases were mostly offset by continued declines in revenues from legacy wireline voice and data services and the loss of revenues resulting from the sale of our Advertising Solutions segment in 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
The telecommunications industry is rapidly evolving from fixed location, voice-oriented services into an industry driven by customer demand for instantly available, data-based services (including video). We have been investing heavily to expand our broadband network and upgrade our wireless network to meet this demand. We have also launched new wireless offerings to give our customers additional choices for data and handset purchase plans.

Equipment revenues increased $4,510, or 47.5%, in 2014 and $572, or 6.4%, in 2013. Growth in equipment revenues reflected the continuing trend by our postpaid wireless subscribers to choose devices on installment purchase rather than the device subsidy model, which resulted in increased equipment revenue recognized for device sales. The revenue increase in 2013 was primarily due to growth in wireless equipment revenues, reflecting the increasing percentage of wireless subscribers choosing smartphones.

Cost of services and sales expenses increased $9,147, or 17.8%, in 2014 and decreased $3,764, or 6.8%, in 2013. The 2014 expense increased by $4,406 as a result of recording actuarial losses in 2014 and actuarial gains in 2013. Wireless handset sales and upgrades contributed to higher equipment costs and handset insurance costs in 2014. The increase also reflects higher wireless network costs and wireline costs attributable to U-verse content costs and subscriber growth and employee-related charges.

The 2013 expense decreased by $4,822 as a result of recording actuarial gains in 2013 and losses in 2012. Lower interconnect and long-distance expenses, lower costs associated with Universal Service Fund (USF) fees and the sale of our Advertising Solutions segment also contributed to expense declines in 2013. These decreases were partially offset by increased wireless equipment costs related to device sales and increased wireline costs attributable to growth in U-verse subscribers.

Selling, general and administrative expenses increased $11,283, or 39.7%, in 2014 and decreased $12,652, or 30.8%, in 2013. The 2014 expense increased by $11,047 as a result of recording actuarial losses in 2014 and actuarial gains in 2013. Expense increases in 2014 also reflect higher selling and administrative expenses in our Wireless segment and gains on spectrum transactions in 2013. These increases were partially offset by lower employee-related costs and Wireless commissions expenses.

The 2013 expense decreased by $12,757 as a result of recording actuarial gains in 2013 and actuarial losses in 2012. Expense reductions in 2013 also reflect lower employee-related Wireline costs, gains on spectrum transactions, lower financing-related costs associated with our pension and postretirement benefits (referred to as Pension/OPEB expenses) and the sale of our Advertising Solutions segment. These decreases were partially offset by increased charges for employee separations and higher selling and advertising expenses.

Abandonment of network assets  In 2014, we recorded a noncash charge of $2,120 for the abandonment in place of certain network assets (see Note 6). During the fourth quarter of 2014, we completed a study of our network assets and determined that specific copper assets will not be necessary to support future network activity, due to declining customer demand for our legacy voice and data products and the transition of our networks to next generation IP-based technology.

Depreciation and amortization expense decreased $122, or 0.7%, in 2014 and increased $252, or 1.4%, in 2013. The 2014 expense decrease was primarily due to extending the estimated useful life of software, an increase in fully depreciated assets and lower amortization of intangibles for customer lists. These decreases were largely offset by ongoing capital spending for network upgrades and expansion and additional expense associated with the assets acquired from Leap.

The 2013 expense increase was primarily due to ongoing capital spending for network upgrades and expansion, partially offset by fully depreciated assets and lower amortization of intangibles for customer lists and the sale of our Advertising Solutions segment.

Interest expense decreased $327, or 8.3%, in 2014 and increased $496, or 14.4%, in 2013. The decrease in 2014 was primarily due to a $581 charge related to debt tender offers in 2013 and lower interest rates resulting from refinancing activity, partially offset by interest expense related to our December 2013 tower transaction (see Note 17), higher debt balances and charges associated with the early redemption of debt during 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The increase in interest expense for 2013 was primarily due to a $581 charge related to our debt tender offers in 2013, partially offset by charges associated with early debt redemptions in 2012. Lower average interest rates offset higher average debt balances.

Equity in net income of affiliates decreased $467, or 72.7%, in 2014 and $110, or 14.6%, in 2013. The decrease in 2014 primarily resulted from the sale of our investment in América Móvil, S.A. de C.V. (América Móvil) in June 2014 (see Note 5). Lower earnings from YP Holdings LLC (YP Holdings) and our investment in the mobile payment joint venture SoftcardTM (Softcard) also contributed to lower equity in net income of affiliates in 2014. The decrease in 2013 was due to lower earnings from América Móvil and increased expenses in Softcard, partially offset by increased earnings from YP Holdings.

	2014	2013	2012
América Móvil	$153	$532	$686
YP Holdings	134	182	130
Softcard	(112)	(75)	(62)
Other	-	3	(2)
Equity in Net Income of Affiliates	$175	$642	$752

Other income (expense) – net We had other income of $1,652 in 2014, $596 in 2013 and $134 in 2012. Results for 2014 included a combined net gain of $1,541 on the sale of América Móvil shares, our Connecticut operations and other investments, interest and dividend income of $68, and leveraged lease income of $29.

Other income for 2013 included a net gain on the sale of América Móvil shares and other investments of $498, interest and dividend income of $68, and leveraged lease income of $26. Results for 2012 included net gains on the sale of investments of $74, interest and dividend income of $61, and leveraged lease income of $55. This income was partially offset by $57 of investment impairments.

Income tax expense decreased $5,782 in 2014 and increased $6,324 in 2013. The decrease in 2014 and increase in 2013 were primarily due to a change in income before income taxes. Our effective tax rate was 34.6% in 2014, 33.2% in 2013 and 27.8% in 2012 (see Note 11).

Segment Results
Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our operating segments based on segment income before income taxes. We make our capital allocation decisions based on the strategic needs of the business, needs of the network (wireless or wireline) providing services and to provide emerging services to our customers. Actuarial gains and losses from pension and other postemployment benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in each segment's percentage of our total segment income. Each segment's percentage of total segment operating revenue and income calculations is derived from our segment results, and income percentage may total more than 100 percent due to losses in one or more segments. We have two reportable segments: (1) Wireless and (2) Wireline. Our operating results prior to May 9, 2012, also included our sold Advertising Solutions segment (see Note 5).

The Wireless segment accounted for approximately 56% of our 2014 total segment operating revenues as compared to 54% in 2013 and 75% of our 2014 total segment income as compared to 74% in 2013. This segment uses our nationwide network to provide consumer and business customers with wireless data and voice communications services. This segment included our portion of the results from our equity investment in Softcard.

The Wireline segment accounted for approximately 44% of our 2014 total segment operating revenues as compared to 46% in 2013 and 25% of our 2014 total segment income as compared to 26% in 2013. This segment uses our regional, national and global network to provide consumer and business customers with data and voice communications services, U-verse high speed Internet, video and VoIP services and managed networking to business customers.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

We discuss capital expenditures for each segment in "Liquidity and Capital Resources."

Wireless
Segment Results
				Percent Change
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012

Segment operating revenues
Service	$61,032	$61,552	$59,186	(0.8	) %	4.0%
Equipment	12,960	8,347	7,577	55.3		10.2
Total Segment Operating Revenues	73,992	69,899	66,763	5.9		4.7
Segment operating expenses
Operations and support	48,924	44,508	43,296	9.9		2.8
Depreciation and amortization	7,941	7,468	6,873	6.3		8.7
Total Segment Operating Expenses	56,865	51,976	50,169	9.4		3.6
Segment Operating Income	17,127	17,923	16,594	(4.4)		8.0
Equity in Net Income (Loss) of Affiliates	(112)	(75)	(62)	(49.3)		(21.0)
Segment Income	$17,015	$17,848	$16,532	(4.7	) %	8.0%

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The following table highlights other key measures of performance for the Wireless segment:

				Percent Change
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
(in 000s)
Wireless Subscribers[1]	120,554	110,376	106,957	9.2%	3.2%
Postpaid smartphones	56,797	51,874	47,076	9.5	10.2
Postpaid feature phones and data-centric devices	19,134	20,764	23,421	(7.9)	(11.3)
Postpaid	75,931	72,638	70,497	4.5	3.0
Prepaid	10,986	7,384	7,328	48.8	0.8
Reseller	13,855	14,028	14,875	(1.2)	(5.7)
Connected devices[2]	19,782	16,326	14,257	21.2	14.5
Total Wireless Subscribers	120,554	110,376	106,957	9.2	3.2

Net Additions[3]
Postpaid	3,290	1,776	1,438	85.2	23.5
Prepaid	(775)	(13)	128	-	-
Reseller	(346)	(1,074)	1,027	67.8	-
Connected devices[2]	3,439	2,032	1,171	69.2	73.5
Net Subscriber Additions	5,608	2,721	3,764	106.1	(27.7)

Mobile Share connections	52,370	21,143	6,626	-	-
Smartphones sold under our installment
program during period	15,268	1,540	-	-	-

Total Churn[4]	1.45%	1.37%	1.35%	8 BP	2 BP
Postpaid Churn[4]	1.04%	1.06%	1.09%	(2) BP	(3) BP
[1] Represents 100% of AT&T Mobility wireless subscribers.
[2] Includes data-centric devices (e.g., monitoring devices and automobile systems). Excludes tablets, which are primarily included in postpaid.
[3] Excludes merger and acquisition-related additions during the period.
 [4] Calculated by dividing the aggregate number of wireless subscribers who canceled service during a period divided by the total number of wireless subscribers at the beginning of that period. The churn rate for the period is equal to the average of the churn rate for each month of that period.

Subscriber Relationships
As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative services, plans and devices and a wireless network that has sufficient spectrum and capacity to support these innovations on as broad a geographic basis as possible. To attract and retain subscribers in a maturing market, we have launched a wide variety of plans, including Mobile Share and Mobile Share Value (Mobile Share) and AT&T Next. While we have historically focused on attracting and retaining postpaid subscribers, we have recently increased our focus on prepaid subscribers with our acquisition of Leap, which operates under the Cricket® brand.

At December 31, 2014, we served 120.6 million subscribers (including Cricket subscribers from our March 13, 2014 acquisition of Leap, which were approximately 4.5 million at closing), an increase of 9.2% from the prior year. Our subscriber base consists primarily of postpaid accounts. Our prepaid services, which include results from services sold under the Cricket brand, are monthly prepaid services.

ARPU
In 2014, our wireless business, and to some extent, the wireless industry, underwent a transformation in how subscribers purchase services and devices. The rapid expansion in the number of our subscribers who purchase equipment on installment and choose Mobile Share Value pricing, which offers lower prices for having multiple devices (including tablets) sharing services on one billing account, has highlighted the shortcomings of using the traditional metric of ARPU (average revenue per average wireless subscribers) to measure the economic value of a customer to a carrier. By relying only on monthly revenue, ARPU does not capture the total payments made by a customer. We believe that postpaid phone-only subscriber revenue per average user plus Next subscriber installment billings (postpaid phone-only ARPU plus AT&T Next) is a better representation of the monthly economic value per postpaid subscriber. For 2014, postpaid phone-only ARPU decreased 6.6% and postpaid phone-only ARPU plus AT&T Next decreased 2.6% compared to 2013. Postpaid phone-only ARPU increased 2.9% in 2013 as a result of a greater use of smartphones by our subscribers. AT&T Next, which launched later in 2013, did not have a significant impact prior to 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Churn
The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Total churn was higher in 2014 and 2013 due to increased competition and the expected pressure in prepaid with the transition of former Leap customers. Postpaid churn was lower for both 2014 and 2013.

Postpaid
Postpaid subscribers increased 4.5% and 3.0% in 2014 and 2013, respectively. At December 31, 2014, 83% of our postpaid phone subscriber base used smartphones, compared to 77% at December 31, 2013 and 70% at December 31, 2012. About 97% of our postpaid smartphone subscribers are on plans that provide for service on multiple devices at reduced rates, and such subscribers tend to have higher retention and lower churn rates. A growing percentage of our postpaid smartphone subscribers are on usage-based data plans, with approximately 85% on these plans as compared to 75% and 67%, respectively, in the prior two years. About 50% of our Mobile Share accounts have chosen plans with 10 gigabytes or higher. Device connections on our Mobile Share plans now represent almost 70% of our postpaid customer base. Such offerings are intended to encourage existing subscribers to upgrade their current services and/or add connected devices, attract subscribers from other providers and minimize subscriber churn.

As of December 31, 2014, approximately 90% of our postpaid smartphone subscribers use a 4G-capable device (i.e., a device that would operate on our LTE or HSPA+ network), and about 75% of our postpaid smartphone subscribers use an LTE device.

Historically, our postpaid customers have signed two-year service contracts when they purchase subsidized handsets. However, through our Mobile Share plans, we have recently begun offering postpaid services at lower prices for those customers who either bring their own devices (BYOD) or participate in our AT&T Next program. Approximately 52% of all postpaid smartphone gross adds and upgrades during 2014 chose AT&T Next. We also experienced a sharp rise in the number of BYOD gross adds during 2014 to approximately 1,492,000, compared to approximately 400,000 in 2013. While BYOD customers do not generate equipment revenue, the lack of a device cost and subsidy helps improve our margins. We expect continued increases in our AT&T Next take rate as we have expanded the program to additional distributors.

Our AT&T Next program allows for postpaid subscribers to purchase certain devices in installments over a period of up to 30 months. Additionally, after a specified period of time, they also have the right to trade in the original device for a new device and have the remaining unpaid balance satisfied. For customers that elect these trade-in programs, at the time of the sale, we recognize equipment revenue for the amount of the customer receivable, net of the fair value of the trade-in right guarantee and imputed interest. A significant percentage of our customers on the AT&T Next program pay a lower monthly service charge, which results in lower service revenue recorded for these subscribers. In the second quarter of 2014, we began offering the AT&T Next program through other distributors and we expanded the offering to almost all of our remaining distributors during the third quarter, which further accelerated the impacts on service revenues.

Prepaid
In March 2014, we completed our acquisition of Leap, which included approximately 4.5 million prepaid subscribers at closing. Since the acquisition, prepaid subscribers have decreased approximately 7.0% due in part to the expected transition of Cricket subscribers.

Operating Results
Our Wireless segment operating income margin was 23.1% in 2014, compared to 25.6% in 2013 and 24.9% in 2012. Our Wireless segment operating income decreased $796, or 4.4%, in 2014 and increased $1,329, or 8.0%, in 2013. The decreases in operating margin and income in 2014 reflected the increasing popularity of Mobile Share plans, promotional activities and our continued investment in new services. The operating income and margin increase in 2013 reflected continuing data revenue growth and operating efficiencies, partially offset by high subsidies associated with growing smartphone sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Service revenues decreased $520, or 0.8%, in 2014 and increased $2,366, or 4.0%, in 2013. The decrease in 2014 was largely due to customers shifting to no-device-subsidy plans, which allow for discounted monthly service charges under our Mobile Share plans. This decrease was largely offset by revenues from Cricket subscribers that were not included in our 2013 results. The increase in 2013 was primarily due to a higher number of subscribers using smartphones and data-centric devices. While we expect monthly service revenues to continue to be pressured as customers move to Mobile Share plans, we expect equipment revenues to increase for those subscribers who elect the AT&T Next program.

Equipment revenues increased $4,613, or 55.3%, in 2014 and $770, or 10.2%, in 2013. The increase in 2014 was primarily related to the increase in devices sold under our AT&T Next program and also the increase in smartphone sales and sales to Cricket customers. During the second quarter of 2014, with the launch of the AT&T Next program through other distributors, we began deferring the recognition of equipment revenue and costs on sales to distributors until the device is sold to the end subscriber and the trade-in right is conveyed. This lag in timing of the recognition of the sale resulted in lower revenue through these distributors beginning in the second quarter of 2014. The increase in 2013 was primarily driven by the increased number of smartphones as a percentage of total device sales to postpaid subscribers.

Operations and support expenses increased $4,416, or 9.9%, in 2014 and $1,212, or 2.8%, in 2013. The increase in 2014, which includes the incremental costs related to integrating Leap, was primarily due to the following:
•
Equipment costs increased $2,664, reflecting the sales of more expensive smartphones. Equipment costs also include Cricket and Alltel subscriber integration charges, which we expect will continue into 2015 as we complete the migration of those subscribers to our network.

•
Selling (other than commissions) and administrative expenses increased $1,060 due primarily to increases of: $261 in sales and marketing expense; $279 in professional, administrative and legal costs; $252 in customer service and retention cost; and $125 in bad debt expense resulting from higher volumes of equipment installment sales.

•
Network system costs increased $578 due to increased lease fees, higher maintenance and energy costs resulting from the increase in the number of cell sites and expenses related to our network enhancement efforts. These increases were partially offset by lower interconnect costs resulting from our ongoing network transition to more efficient Ethernet/IP-based technologies.

•	Handset insurance cost increased $407 due to an increase in the cost of replacement phones.

Partially offsetting these increases were lower commission expenses of $486, which were primarily due to lower average commission rates paid under the AT&T Next program as well as a decrease in national equipment activation credits. These decreases are partially offset by an increase due to Cricket, postpaid gross activations and upgrades.

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

Partially offsetting these increases were the following:
•	Long-distance costs decreased $130 due to third-party credits and lower usage costs.
•	USF fees decreased $104 primarily due to USF rate decreases, which are offset by lower USF revenues.
•
Network system costs decreased $77 primarily due to lower interconnect costs partially offset by higher network traffic, personnel-related network support costs and cell site related costs in conjunction with our network enhancement efforts.

•	Incollect roaming fees decreased $73 primarily due to rate declines and lower roaming use associated with the integration of previously acquired subscribers into our network.

Depreciation and amortization expenses increased $473, or 6.3%, in 2014 and $595, or 8.7%, in 2013. In 2014, depreciation expense increased $494, or 6.8%, primarily due to ongoing capital spending for network upgrades and expansions and the acquisition of Leap partially offset by certain network assets becoming fully depreciated and extending the estimated useful life of software. Amortization expense decreased $21, or 9.6%, primarily due to lower amortization of intangibles for customer lists related to acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Depreciation expense increased $865, or 13.5%, in 2013 primarily due to ongoing capital spending for network upgrades and expansions partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $270, or 55.3%, in 2013 primarily due to lower amortization of intangibles for customer lists related to acquisitions.

Wireline
Segment Results
				Percent Change
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012

Segment operating revenues
Service	$57,405	$57,700	$58,271	(0.5	) %	(1.0	) %
Equipment	1,020	1,114	1,302	(8.4)		(14.4)
Total Segment Operating Revenues	58,425	58,814	59,573	(0.7)		(1.3)
Segment operating expenses
Operations and support	42,471	41,638	41,207	2.0		1.0
Depreciation and amortization	10,323	10,907	11,123	(5.4)		(1.9)
Total Segment Operating Expenses	52,794	52,545	52,330	0.5		0.4
Segment Operating Income	5,631	6,269	7,243	(10.2)		(13.4)
Equity in Net Income (Loss) of Affiliates	-	2	(1)	-		-
Segment Income	$5,631	$6,271	$7,242	(10.2	) %	(13.4	) %

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Information

Wireline Broadband, Telephone and Video Connections Summary
Our broadband, switched access lines and other services provided at December 31, 2014, 2013, and 2012 are shown below and trends are addressed throughout the following segment discussion.

				Percent Change
(in 000s)	2014[3]	2013	2012	2014 vs. 2013		2013 vs. 2012
U-verse high speed Internet	12,205	10,375	7,717	17.6%		34.4%
DSL and Other Broadband Connections	3,823	6,050	8,673	(36.8)		(30.2)
Total Wireline Broadband Connections[1]	16,028	16,425	16,390	(2.4)		0.2

Total U-verse Video Connections	5,943	5,460	4,536	8.8		20.4

Retail Consumer Switched Access Lines	9,243	12,403	15,707	(25.5)		(21.0)
U-verse Consumer VoIP connections	4,759	3,849	2,905	23.6		32.5
Total Retail Consumer Voice Connections	14,002	16,252	18,612	(13.8)		(12.7)

Switched Access Lines
Retail consumer	9,243	12,403	15,707	(25.5)		(21.0)
Retail business	8,939	10,363	11,483	(13.7)		(9.8)
Retail Subtotal	18,182	22,766	27,190	(20.1)		(16.3)

Wholesale	1,514	1,627	1,776	(6.9)		(8.4)

Total Switched Access Lines[2]	19,896	24,639	29,279	(19.2	) %	(15.8	) %
[1] Total wireline broadband connections include DSL,U-verse high speed Internet and satellite broadband.
 [2] Total switched access lines include access lines provided to national mass markets and private payphone service providers of 200 at December 31, 2014, 246 at December 31, 2013, and 313 at December 31, 2012.
 [3] Connections reflect the sale of our Connecticut wireline operations in 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operating Results
Our Wireline segment operating income margin was 9.6% in 2014, compared to 10.7% in 2013 and 12.2% in 2012. Our Wireline segment operating income decreased $638, or 10.2%, in 2014 and $974, or 13.4%, in 2013. The decrease in operating margins and income was driven primarily by continued revenue decreases from our legacy voice and data products and increased U-verse content costs, partially offset by increased revenues from our U-verse and IP-based strategic business services. As we transition from basic legacy voice and data services to sophisticated, high-speed, IP-based alternatives, we expect continued growth in our more advanced IP data products while traditional data and DSL revenues continue to decline.

Service revenues decreased $295, or 0.5%, in 2014 and $571, or 1.0%, in 2013. Lower service revenues from business customers (which include integration, government-related and outsourcing services) and the continued decline in revenues from legacy services that we no longer actively market were largely offset by higher service revenues from our residential customers.

Business
Service revenues from business customers decreased $848, or 2.5%, in 2014 and $891, or 2.5%, in 2013. Service revenue declines reflect the fourth-quarter sale of our Connecticut operations. In 2014 and 2013, the revenue decreases were due to lower long-distance and voice revenues of $681 and $721 and declines of $1,229 and $1,012 in traditional data revenues, which include circuit-based and packet-switched data services. The decreases were primarily due to lower demand as customers continue to shift to our most advanced IP-based offerings, such as Ethernet, VPN, U-verse high speed Internet access and managed Internet services, or to other service providers. The lower traditional service revenues were largely offset by higher demand for our next generation services. Strategic business service revenues, which include VPNs, Ethernet, hosting, IP conferencing, VoIP, Ethernet-access to Managed Internet Service (EaMIS), security services, and U-verse services provided to business customers increased $1,220, or 14.4%, in 2014 and $1,105, or 15.0%, in 2013. In 2014 and in 2013, revenue from VPN increased $359 and $361, Ethernet increased $338 and $310, U-verse services increased $173 and $143 and EaMIS increased $163 and $126.

Consumer
Service revenues from residential customers increased $603, or 2.7%, in 2014 and $548, or 2.5%, in 2013. The increases were driven by higher IP data revenue reflecting increased U-verse penetration, customer additions, and migration from our legacy voice and DSL services. In 2014 and 2013, U-verse revenue from consumers increased $1,315 and $1,289 for high-speed Internet access, $1,024 and $995 for video and $384 and $282 for voice. These increases were partially offset by decreases of $729 and $616 in DSL revenue as customers continue to shift to our high-speed Internet access offerings and $1,418 and $1,379 in traditional voice revenues.

Equipment revenues decreased $94, or 8.4%, in 2014, and $188, or 14.4%, in 2013. Our equipment revenues are mainly attributable to our business customers.

Operations and support expenses increased $833, or 2.0%, in 2014 and $431, or 1.0%, in 2013. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.

The 2014 increase in expenses was primarily due to increased cost of sales of $621, related to U-verse content fees; higher nonemployee-related expense of $362 in conjunction with information technology enhancements, overall growth of our U-verse services and expenses related to network enhancements; higher Universal Service Fund (USF) fees of $157, which are offset by higher USF revenues; and higher materials and energy costs of $102. These increases were partially offset by lower employee-related expense of $396, reflecting ongoing workforce reduction initiatives.

The 2013 increase was primarily due to increased cost of sales of $680, primarily related to U-verse related expenses; higher advertising expenses of $155; and higher contract services of $125. These increases were partially offset by lower employee-related expense of $437, reflecting workforce reduction initiatives, and USF fees of $116, which are offset by lower USF revenues.

Depreciation and amortization expenses decreased $584, or 5.4%, in 2014 and $216, or 1.9%, in 2013. Depreciation decreased $441, or 4.2%, in 2014 primarily due to extending the estimated useful life of software, partially offset by ongoing capital spending for network upgrades and expansion. Amortization expense decreased $143, or 33.3%, in 2014 primarily due to fully amortized customer lists associated with acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The 2013 decrease was primarily related to lower amortization of intangibles for customer lists associated with acquisitions.

Advertising Solutions
Segment Results
				Percent Change
				2014 vs.	2013 vs.
	2014	2013	2012	2013	2012
Total Segment Operating Revenues	$-	$-	$1,049	-	-
Segment operating expenses
Operations and support	-	-	773	-	-
Depreciation and amortization	-	-	106	-	-
Total Segment Operating Expenses	-	-	879	-	-
Segment Income	$-	$-	$170	-	-

On May 8, 2012, we completed the sale of our Advertising Solutions segment (see Note 5).

Supplemental Operating Information

As a supplemental discussion of our operating results, we are providing a view of our AT&T Business Solutions (ABS) business revenues which includes both wireless and wireline. This combined view of ABS presents a complete revenue profile of the entire customer relationship, and underscores the growing importance of mobile solutions to serving our business customers.
AT&T Business Solutions
Operating Revenues
				Percent Change
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

ABS operating revenues
Wireless	$37,278	$33,608	$29,571	10.9%	13.7%
Wireline	34,594	35,510	36,567	(2.6)	(2.9)
Total ABS Operating Revenues	$71,872	$69,118	$66,138	4.0%	4.5%

ABS Operating Revenues
Our ABS operating revenues increased $2,754, or 4.0%, in 2014 and $2,980, or 4.5%, in 2013. For the year ended December 31, 2014, mobile solutions represented almost 52% of total ABS revenues, up from 49% in 2013 and 45% in 2012.

Wireless revenues increased $3,670, or 10.9%, in 2014 and $4,037, or 13.7%, in 2013. Growth in ABS postpaid subscribers of 11.0% and 10.2% contributed to total revenue growth in 2014 and 2013, respectively. ABS wireless revenues consist of services provided to business as well as revenue from wireless customers who pay lower negotiated rates through their employers. Revenue increases in 2014 reflect the impact of equipment installment plans, which resulted in equipment revenue growth of 78.1% compared to prior-year growth of 20.9%, and service revenue growth of 1.9% compared to prior-year growth of 12.7%.

Wireline revenues decreased $916, or 2.6%, in 2014 and $1,057, or 2.9%, in 2013. The decline in revenues reflects migrations to alternative technologies, increasing price competition and sustained economic pressure. These declines were partially offset by growth in our strategic business services, including the continued success of our VPN and Cloud services. While our wholesale revenues continue to be negatively impacted by increasing competition and our strategic decisions to change offerings, we are experiencing lower revenue declines than in prior years for services provided to small and medium-sized businesses, and for 2014, we have grown revenues for services provided to large national and multinational enterprises.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2015 Revenue Trends  We expect our operating environment in 2015 to be challenging as we face competition, especially in the wireless area, slow economic conditions and a regulatory environment that appears increasingly unfriendly to investment in broadband services. Despite these challenges, we expect our consolidated operating revenues in 2015 to grow, driven by continuing growth in our wireless data and IP-related wireline data services, including U-verse. We expect our primary driver of growth to be wireless data services from smartphones, tablets and other services (such as wireless home services and mobile navigation, including automobile-based services). We also expect that robust competition in the wireless industry will continue to pressure service revenue and ARPU. Our AT&T Next program is expected to generate strong equipment revenue, which has the corresponding impact of lower service revenues. We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in traditional telephone service revenues. Where available, our U-verse services have proved effective in stemming customer losses, and we expect to continue to expand our U-verse service offerings in 2015. We expect our pending acquisitions of DIRECTV and NII Holdings Inc. (NII), upon completion, and our recently completed acquisition of GSF Telecom Holdings, S.A.P.I. de C.V. (GSF Telecom) wireless properties in Mexico to increase revenues, although we expect to incur significant integration costs in the same period.

2015 Expense Trends  We expect expanding wireless, wireline and consolidated operating income margins in 2015 as growth in AT&T Next is reducing subsidized handset costs over time and we have essentially completed Project Velocity IP (Project VIP). Expenses related to growth areas of our business, including wireless data, U-verse and strategic business services, will apply some pressure to our operating income margin.

Market Conditions  During 2014, ongoing slow recovery in the general economy continued to negatively affect our customers. Our business and residential customers have continued to purchase lower levels of traditional wireline services and are increasingly price sensitive in selecting offerings. We expect continued pressure on pricing during 2015 as we respond to this intense competition, especially in the wireless business.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. Our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In September 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC to the trust used to pay pension benefits. The trust is entitled to receive cumulative annual cash distributions of $560, which will result in a $560 contribution during 2015. In addition, we will contribute $175 no later than the due date for our federal income tax return for 2014. We do not have significant additional contribution requirements to our pension plans for 2015. However, a weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market, and changes in the performance of equity markets, may have significant impacts on the valuation of our pension and other postretirement obligations at the end of 2015 (see "Accounting Policies and Estimates").

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

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained or expanded certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. We are pursuing, at both the state and federal levels, additional legislative and regulatory measures to reduce regulatory burdens that are no longer appropriate in a competitive telecommunications market and that inhibit our ability to compete more effectively and offer services wanted and needed by our customers, including initiatives to transition services from traditional networks to all IP-based networks. At the same time, we also seek to ensure that legacy regulations are not extended to broadband or wireless services, which are subject to vigorous competition. In November 2014, the president of the United States issued a statement urging the FCC to reclassify both fixed and mobile consumer broadband Internet access services as telecommunications services, subject to comprehensive regulation under Title II of the Communications Act of 1934 (the Act). Although the president also recommended that the FCC refrain from rate regulation and other provisions less relevant to broadband service, this proposal, if adopted and upheld, would significantly expand the FCC's existing authority to regulate the provision of fixed and mobile broadband Internet access services. The FCC now appears poised to adopt this proposal, along with expanding the net neutrality rules into mobile broadband Internet access services. In addition, the FCC may assert jurisdiction over Internet interconnection arrangements, which until now have been unregulated. If these proposals are adopted, they could have a material adverse impact on our fixed and mobile broadband services and operating results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
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

We provide wireless services in robustly competitive markets, but those services are subject to substantial and increasing governmental regulation. Wireless communications providers must obtain licenses from the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the FCC rules and policies governing the use of the spectrum. While wireless communications providers' prices and service offerings are generally not subject to state regulation, states sometimes attempt to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

The FCC has recognized that the explosive growth of bandwidth-intensive wireless data services requires the U.S. Government to make more spectrum available. In February 2012, Congress set forth specific spectrum blocks to be auctioned and licensed by February 2015 (the "AWS-3 Auction"), and also authorized the FCC to conduct an "incentive auction," to make available for wireless broadband use certain spectrum that is currently used by broadcast television licensees (the "600 MHz Auction"). We participated in the AWS-3 Auction, which began in October 2014 and closed in January 2015 (see "Other Business Matters"). The FCC recently announced that the 600 MHz Auction has been postponed until 2016.

In May 2014, in a separate proceeding, the FCC issued an order revising its policies governing mobile spectrum holdings. The FCC rejected the imposition of caps on the amount of spectrum any carrier could acquire, retaining its case-by-case review policy. Moreover, it increased the amount of spectrum that could be acquired before exceeding an aggregation "screen" that would automatically trigger closer scrutiny of a proposed transaction. On the other hand, it indicated that it will separately consider an acquisition of "low band" spectrum that exceeds one-third of the available low band spectrum as presumptively harmful to competition. In addition, the FCC imposed limits on certain bidders in the 600 MHz Auction, including AT&T, restricting them from bidding on up to 40 percent of the available spectrum in the incentive auction in markets that cover as much as 70-80 percent of the U.S. population. On balance, the order and the new spectrum screen should allow AT&T to obtain additional spectrum to meet our customers' needs, but because AT&T uses more "low band" spectrum in its network than some other national carriers, the separate consideration of low band spectrum acquisitions might affect AT&T's ability to expand capacity in these bands ("low band" spectrum has better propagation characteristics than "high band" spectrum). Also, a competitor has filed a petition asking the FCC to increase the percentage of spectrum for which we would be prohibited from bidding in the incentive auction. That petition is pending. We seek to ensure that we have the opportunity, through the auction process and otherwise, to obtain the spectrum we need to provide our customers with high-quality service in the future.

Expected Growth Areas
We expect our wireless services and wireline IP-data products to remain the most significant growth portions of our business and have also discussed trends affecting the segments in which we report results for these products (see "Wireless Segment Results" and "Wireline Segment Results"). Over the next few years, we expect our growth to come from IP-based data services, including video, used by our wireless and wireline customers. We also expect that upon completion and integration of our strategic agreements with DIRECTV, GSF Telecom and NII (see "Other Business Matters") our revenue mix will be greatly different and much more diversified. We will be able to provide integrated services to diverse groups of customers both in the U.S. and internationally and on different technological platforms, including wireless, satellite and wireline. Upon completion of these acquisitions, we expect our largest revenue stream to come from business customers, followed by U.S. consumer video and broadband, U.S. consumer mobility and then international mobility and video. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless  We expect to deliver continued revenue growth in the coming years. We are in a period of rapid growth in wireless data usage and believe that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video. For example, we launched agreements with many automobile manufacturers for vehicle-embedded security and entertainment services.

In the United States, we now cover all major metropolitan areas and more than 300 million people with our LTE technology. We also provide 4G coverage using another technology (HSPA+), and when combined with our upgraded backhaul network, we are able to enhance our network capabilities and provide superior mobile broadband speeds for data and video services. Our wireless network also relies on other GSM digital transmission technologies for 3G and 2G data communications. As of December 31, 2014, we served more than 120 million subscribers.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative data services and a wireless network that has sufficient spectrum and capacity to support these innovations. We are facing significant spectrum and capacity constraints on our wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any long-term spectrum solution will require that the FCC make additional spectrum available to the wireless industry to meet the expanding needs of our subscribers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis. To that end, we closed nearly 50 deals to acquire spectrum and wireless operations during 2014. In addition, we also acquired Leap in March 2014, which enabled us to expand our spectrum position in a cost-effective manner. In January 2015, we submitted winning bids for 251 Advanced Wireless Service (AWS) spectrum licenses for a near-nationwide contiguous block of high-quality AWS spectrum in the AWS-3 Auction (FCC Auction 97) for $18,189.

In January 2015, we completed the acquisition of GSF Telecom and announced an agreement to acquire NII, another Mexican wireless provider. These two acquisitions will give us a GSM network covering both the U.S. and Mexico and enable our customers to use wireless services without roaming on other companies' networks. We believe this seamless access will prove attractive to customers and provide a significant growth opportunity.

U-verse Services  During 2014, we continued to expand our offerings of U-verse high speed Internet and TV services. As part of Project VIP, we announced a goal to expand our IP-broadband service to approximately 57 million customer locations and we achieved that goal. As of December 31, 2014, we had 12.5 million total U-verse subscribers (high-speed Internet and video), including 12.2 million Internet and 5.9 million video subscribers (subscribers to both services are only counted once in the total and exclude those customers who were part of the sold Connecticut operations).

We believe that our U-verse TV service is a "video service" under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Petitions have been filed at the FCC alleging that the manner in which we provision "public, educational and governmental" (PEG) programming over our U-verse TV service conflicts with federal law. If courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, or if the FCC, state agencies or the courts were to rule that we must deliver PEG programming in a manner substantially different from the way we do today or in ways that are inconsistent with our current network architecture, it could have a material adverse effect on the cost and extent of our U-verse offerings.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant regulatory proceedings that directly affected our operations during 2014. Industry-wide regulatory developments are discussed above in Operating Environment Overview. While these issues may apply only to certain subsidiaries, the words "we," "AT&T" and "our" are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

International Regulation Our subsidiaries operating outside the United States are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large-business) services. However, with our January 2015 acquisition of GSF Telecom, we have subsidiaries providing wireless services to businesses and consumers that are subject to regulatory authority in Mexico. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce network costs, foster conditions favorable to investment, and increase our scope of fully authorized network services and products.

Federal Regulation  A summary of significant 2014 federal regulatory developments follows.

Intercarrier Compensation/Universal Service  In October 2011, the FCC adopted an order fundamentally overhauling its high-cost universal service program, through which it disburses approximately $4,500 annually, and its existing intercarrier compensation (ICC) rules, which govern payments between carriers for the exchange of traffic. The order adopted rules to address immediately certain practices that artificially increase ICC payments, as well as other practices to avoid such payments. The order also established a new ICC regime that will result in the elimination of virtually all terminating switched access charges and reciprocal compensation payments over a six-year transition. In the order, the FCC also repurposed its high-cost universal service program to encourage providers to deploy broadband facilities in unserved areas. To accomplish this goal, the FCC is transitioning support amounts disbursed through its existing high-cost program to its new Connect America Fund (CAF). In 2013, the FCC awarded us approximately $100 in new CAF funding to deploy broadband in unserved areas. In May 2014, the United States Court of Appeals for the Tenth Circuit denied all challenges to the universal service and intercarrier compensation rules adopted in the 2011 order. It subsequently denied two petitions for rehearing of discrete aspects of that decision. The National Association of Regulatory Utility Commissioners has filed a petition for writ of certiorari asking the United States Supreme Court to review this decision. We do not expect the FCC's rules to have a material impact on our operating results.

Net Neutrality  In January 2014, the D.C. Circuit released its decision on Verizon's appeal of the FCC's Net Neutrality rules. Those rules prohibited providers of fixed, mass market Internet access service from blocking access to lawful content, applications, services or non-harmful devices. The rules prohibited providers of mobile broadband Internet access service from blocking consumers from accessing lawful websites or applications that compete with the provider's own voice or video telephony services. The rules also imposed transparency requirements on providers of both fixed and mobile broadband Internet access services, requiring public disclosure of information regarding network management practices, performance and commercial terms of their service offerings. In addition, the rules prohibited providers of fixed (but not mobile) broadband Internet access service from unreasonably discriminating in their transmission of lawful network traffic.

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

The court's finding that section 706 provides the FCC independent authority to adopt rules to promote broadband deployment appears to give the FCC broad authority to regulate the Internet and, more generally, IP-based services, provided the FCC finds such regulation promotes deployment of broadband infrastructure. In addition, because section 706(a) grants authority to both the FCC and the states to adopt rules to promote broadband deployment, states could attempt to rely on that provision to regulate broadband services, although the states' authority to do so appears to be narrower than the FCC's. In May 2014, the FCC released a notice of proposed rulemaking in response to the D.C. Circuit's January decision that also asks wide-ranging questions that appear to re-open settled issues. Importantly, the FCC asks whether it has sufficient authority under section 706 to reestablish protections against discrimination and blocking on broadband Internet access services or whether it needs to reclassify broadband Internet access service as a telecommunications service to achieve its regulatory goals. In November 2014, the president issued a statement urging the FCC to reclassify both fixed and mobile consumer broadband Internet access services as telecommunications services, subject to comprehensive regulation under Title II of the Act. Although the president also recommended that the FCC refrain from rate regulation and other provisions less relevant to broadband service, this proposal, if adopted and upheld, would significantly expand the FCC's existing authority to regulate the provision of fixed and mobile broadband Internet access services. The FCC now appears poised to adopt this proposal, along with expanding the net neutrality rules into mobile broadband Internet access services. In addition, the FCC may assert jurisdiction over Internet interconnection arrangements, which until now have been unregulated. In addition, if the states were to impose additional regulation and/or taxes on the Internet or broadband services, it could have a material adverse impact on our broadband services and operating results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Spectrum  In May 2014, the FCC issued an order revising its policies governing mobile spectrum holdings. The FCC rejected the imposition of caps on the amount of spectrum any carrier could acquire, retaining its case-by-case review policy. Moreover, it increased the amount of spectrum that could be acquired before exceeding an aggregation "screen" that would automatically trigger closer scrutiny of a proposed transaction. On the other hand, it indicated that it will separately consider an acquisition of "low band" spectrum that exceeds one-third of the available low band spectrum as presumptively harmful to competition. In addition, the FCC imposed limits on certain bidders in the 600 MHz Auction, including AT&T, restricting them from bidding on up to 40 percent of the available spectrum in the incentive auction in markets that cover as much as 70-80 percent of the U.S. population. On balance, the order and the new spectrum screen should allow AT&T to obtain additional spectrum to meet our customers' needs, but because AT&T uses more "low band" spectrum in its network than some other national carriers, the separate consideration of low band spectrum acquisitions might affect AT&T's ability to expand capacity in these bands. Also, a competitor has filed a petition asking the FCC to increase the percentage of spectrum for which we would be prohibited from bidding in the incentive auction. That petition is pending. We seek to ensure that we have the opportunity, through the auction process and otherwise, to obtain the spectrum we need to provide our customers with high-quality service in the future.

COMPETITION

Competition continues to increase for telecommunications and information services. Technological advances have expanded the types and uses of services and products available. In addition, lack of or a reduced level of regulation of comparable alternatives (e.g., cable, wireless and VoIP providers) has lowered costs for these alternative communications service providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business, including our 2015 acquisition of a Mexican wireless provider.

Wireless
We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, multiple licensees, who provide wireless services on the cellular, PCS, Advanced Wireless Services, 700 MHz and other spectrum bands, may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors include brands such as Verizon Wireless, Sprint, T-Mobile/Metro PCS, a larger number of regional providers of cellular, PCS and other wireless communications services and resellers of those services. In addition, we face competition from providers who offer voice, text messaging and other services as applications on data networks. More than 98 percent of the U.S. population lives in areas with at least three mobile telephone operators, and almost 94 percent of the population lives in areas with at least four competing carriers. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service.

Wireline
Our wireline subsidiaries will face continued competitive pressure in 2015 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, the desire for high-speed data on demand, including video, and lingering economic pressures are continuing to lead customers to terminate their traditional local wireline service and use our or competitors' wireless and Internet-based services. In most markets, we compete for customers, often on pricing of bundled services, with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc., for high-speed Internet, video and voice services and other smaller telecommunications companies for both long-distance and local services.

Our wireline subsidiaries generally remain subject to regulation for wholesale services by state regulatory commissions for intrastate services and by the FCC for interstate services. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries' networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
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

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based). In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., long-distance telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our U-verse service. We will continue to develop innovative products that capitalize on our IP-based network.

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

Deferred Purchase Price  We offer our customers the option to purchase certain wireless devices in installments over a period of up to 30 months, with the right to trade in the original equipment for a new device, within a set period, and have the remaining unpaid balance satisfied. In conjunction with this plan, we have entered into uncommitted agreements with various banks and purchasers that allow for the transfer of these installment receivables for cash and additional consideration upon settlement of the receivables, referred to as the deferred purchase price. The deferred purchase price is initially recorded at estimated fair value, which is based on remaining installment payments expected to be collected, adjusted by the expected timing and value of device trade-ins, and is subsequently carried at the lower of cost or net realizable value. The estimated value of the device trade-ins takes into account prices offered to us by independent third parties that contemplate changes in value after the launch of a device model. A 10% decrease in the estimated trade-in value would result in a decrease in the carrying value of our deferred purchase price of approximately $40. A one-month acceleration in the estimated timing of trade-in would result in a decrease in the carrying value of our deferred purchase price of approximately $90. We review and update our assumptions used in determining the deferred purchase price on a quarterly basis. (See Note 16)

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 12. Our assumed discount rate for pension and postretirement benefits of 4.30% and 4.20%, respectively, at December 31, 2014, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2014, we decreased our pension discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $4,854 and decreased our postretirement discount rate 0.80%, resulting in an increase in our postretirement benefit obligation of $2,786. For the year ended December 31, 2013, we increased our discount rate by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,533 and a decrease in our postretirement benefit obligation of $3,161. The 2014 increase of $7,640 in our combined pension and postretirement obligations caused by declines in our discount rates essentially reversed the decrease in our benefit obligation attributable to the discount rate change in 2013.

Our expected long-term rate of return on pension plan assets is 7.75% for 2015 and 2014. Our expected long-term rate of return on postretirement plan assets will be adjusted to 5.75% for 2015 from 7.75% for 2014. Our expected return on plan assets is calculated using the actual fair value of plan assets. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2015 combined pension and postretirement cost to increase $250, which under our accounting policy would be recognized in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans. In 2014, the actual return on our combined pension and postretirement plan assets was 8.8%, resulting in an actuarial gain of $566.

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

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 6. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed. During 2014, we completed studies evaluating the periods that we were utilizing our software assets. As of April 1 and July 1, 2014, we extended our estimated useful lives for capitalized non-network and network software, respectively, to five years to better reflect the estimated periods during which these assets will remain in service and to align with the estimated useful lives used in the industry. This change in accounting estimate decreased depreciation expense and impacted 2014 net income $513. Prior to 2014, capitalized software costs were primarily amortized over a three-year period.

If all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would have resulted in a decrease of approximately $2,313 in our 2014 depreciation expense and that a one-year decrease would have resulted in an increase of approximately $3,417 in our 2014 depreciation expense.

Asset Valuations and Impairments  We account for acquisitions using the acquisition method. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, trade names and FCC licenses. In determining the future cash flows, we consider demand, competition and other economic factors.
Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier periods after acquisition. Amortization of other intangibles, including patents and certain trade names, is determined using the straight-line method of amortization over the expected remaining useful lives or specified contractual terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
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
In the second step, we determine the fair values of all of the assets and liabilities of the reporting unit, including those that may not be currently recorded. The difference between the sum of all of those fair values and the overall reporting unit's fair value is a new implied goodwill amount, which we compare to the recorded goodwill. If implied goodwill is less than the recorded goodwill, then we record an impairment of the recorded goodwill. The amount of this impairment may be more or less than the difference between the overall fair value and book value of the reporting unit. It may even be zero if the fair values of other assets are less than their book values.
As shown in Note 7, all of our goodwill resides in the Wireless and Wireline segments. For each of those segments, we assess their fair values using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes a 10-year cash flow projection with a perpetuity value discounted using an appropriate Weighted Average Cost of Capital rate for each reporting unit. The market multiple approach uses a multiple of a company's Earnings Before Interest, Taxes, and Depreciation and Amortization expenses (EBITDA). We determined the multiples of the publicly traded companies whose services are comparable to those offered by the segment and then calculated a weighted-average of those multiples. Using those weighted averages, we then calculated fair values for each of those segments. In 2014, the calculated fair value of the reporting unit exceeded book value in all circumstances and no additional testing was necessary. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been necessary.
Wireless FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. As in prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company initially owns only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, EBITDA margins and churn rates. For impairment testing purposes, we assumed wireless revenue growth to trend down from our 2014 growth rate of 5.9% to a long-term growth rate that reflects expected long-term inflation trends. We assumed our churn rates will increase in 2015 from our rate of 1.45% in 2014, in line with expected trends in the industry but at a rate comparable with industry-leading churn. EBITDA service margins were assumed to continue to trend to at least 40% annually.
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

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
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
We evaluate our investments to determine whether market declines are temporary and accordingly reflected in accumulated other comprehensive income, or other-than-temporary and recorded as an expense in "Other income (expense) – net" in the consolidated statements of income. This evaluation is based on the length of time and the severity of decline in the investment's value. In 2014 and 2012, we identified an immaterial other-than-temporary decline in the value of equity method investments and various cost investments.

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

OTHER BUSINESS MATTERS

DIRECTV Acquisition  In May 2014, we announced a merger agreement to acquire DIRECTV in a stock-and-cash transaction for ninety-five dollars per share of DIRECTV's common stock, or approximately $48,500 at the date of announcement. As of December 31, 2014, DIRECTV had approximately $16,177 in net debt. Each DIRECTV shareholder will receive cash of $28.50 per share and $66.50 per share in our stock subject to a collar such that DIRECTV shareholders will receive 1.905 AT&T shares if our average stock price is below $34.90 per share at closing and 1.724 AT&T shares if our average stock price is above $38.58 at closing. If our average stock price (calculated in accordance with the merger agreement with DIRECTV) is between $34.90 and $38.58 at closing, then DIRECTV shareholders will receive a number of shares between 1.724 and 1.905, equal to $66.50 in value. DIRECTV is a premier pay TV provider in the United States and Latin America, with a high-quality customer base, the best selection of programming, the best technology for delivering and viewing high-quality video on any device and the best customer satisfaction among major U.S. cable and satellite TV providers.

The merger agreement was adopted by DIRECTV's stockholders on September 25, 2014 and the transaction remains subject to review by the FCC and the Department of Justice and to other closing conditions. It is also a condition that all necessary consents by certain foreign governmental entities have been obtained and are in full force and effect. The transaction is expected to close in the first half of 2015. The merger agreement provides certain mutual termination rights for us and DIRECTV, including the right of either party to terminate the agreement if the merger is not consummated by May 18, 2015, subject to extension in certain cases to a date no later than November 13, 2015. Either party may also terminate the agreement if an order permanently restraining, enjoining, or otherwise prohibiting consummation of the merger becomes final and nonappealable. In October 2014, DIRECTV and the National Football League renewed their agreement for the "NFL Sunday Ticket" service substantially on the terms discussed between AT&T and DIRECTV, satisfying one of the conditions to closing the merger. Under certain circumstances relating to a competing transaction, DIRECTV may be required to pay a termination fee to us in connection with or following a termination of the agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
Based on synergies we expect to realize with the acquisition, we have also committed to the following upon closing of the transaction: (1) expanding or enhancing our deployment of both wireline and fixed wireless broadband to at least 15 million customer locations across 48 states, with most of the locations in underserved rural areas, (2) adhering to the FCC's Open Internet protections established in 2010 for three years after closing, regardless of whether the FCC re-establishes such protections for other industry participants following the D.C. Circuit's vacating of those rules, (3) for three years after closing, offering standalone retail broadband Internet access service at reasonable market-based prices, including a service of at least 6 Mbps down (where feasible) at guaranteed prices, in areas where we offer wireline broadband service today, and (4) offering, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T's wireline footprint and customers outside our current 21-state wireline footprint.

NII Holdings Inc. Acquisition  On January 26, 2015, we entered into an agreement with NII to acquire its wireless business in Mexico for $1,875, less any outstanding net debt held by the business at closing, in a transaction pursuant to Section 363 of the U.S. Bankruptcy Code. Upon closing, we will acquire companies, which operate under the name Nextel Mexico, and approximately 3.0 million subscribers.

GSF Telecom Acquisition  On January 16, 2015, we completed our acquisition of 100 percent of the stock of Mexican wireless company GSF Telecom for $2,500, less net debt at closing, which was approximately $700. GSF Telecom offers service under both the Iusacell and Unefon brand names in Mexico with a network that covers about 70 percent of Mexico's population of approximately 120 million.

Spectrum Acquisitions  In September 2014, we completed our acquisition of 49 AWS spectrum licenses, covering nearly 50 million people in 14 states, from Aloha Partners II, L.P., for approximately $847 in cash. In January 2015, we submitted winning bids for 251 AWS spectrum licenses, comprised of 42 G Block licenses, 37 H Block licenses, 58 I Block licenses, and 114 J Block licenses, in the AWS-3 Auction (FCC Auction 97) for $18,189 (see "Liquidity and Capital Resources"). We will cover approximately 96 percent of the U.S. population with high-value contiguous AWS-3 spectrum. We also intend to bid at least $9,000 in connection with the 600 MHz auction, provided there is sufficient spectrum available in the auction to give us a viable path to at least a 2x10 MHz nationwide spectrum footprint.

Connecticut Wireline Disposition  In October 2014, we sold our incumbent local exchange operations in Connecticut to Frontier Communications Corporation for $2,018 and recorded a pre-tax gain of $147.

Federal Trade Commission Litigation  In October 2014, the Federal Trade Commission (FTC) filed a civil suit in the U.S. District Court for the Northern District of California against AT&T Mobility, LLC seeking injunctive relief and unspecified money damages under Section 5 of the Federal Trade Commission Act. The FTC's allegations concern AT&T's Maximum Bit Rate (MBR) program, which temporarily reduces the download speeds of a small portion of our legacy Unlimited Data Plan customers each month. MBR is an industry-standard practice that is authorized by the FCC and designed to affect only the most data-intensive applications (such as video streaming). Texts, emails, tweets, social media posts, Internet browsing, and many other applications are typically unaffected. Contrary to the FTC's allegations, which we vigorously dispute, our MBR program is permitted by our customer contracts, was fully disclosed in advance to our Unlimited Data Plan customers, and was implemented to protect the network for the benefit of all customers. In addition, we believe that the FTC has no jurisdiction to bring this action and have moved to dismiss the litigation on that basis.

Labor Contracts  As of January 31, 2015, we employed approximately 253,000 persons. Approximately 53 percent of our employees are represented by the Communications Workers of America, the International Brotherhood of Electrical Workers or other unions. Contracts covering approximately 41,000 non-Mobility employees will expire during 2015, including approximately 12,000 traditional wireline employees in our five-state Midwest region and 24,000 in our nine-state Southeast region. After expiration of the current agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
LIQUIDITY AND CAPITAL RESOURCES

We had $8,603 in cash and cash equivalents available at December 31, 2014. Cash and cash equivalents included cash of $1,257 and money market funds and other cash equivalents of $7,346. We also had $1,890 in short-term investments, which we included in "Other current assets" on our consolidated balance sheet. Cash and cash equivalents increased $5,264 since December 31, 2013. During 2014, cash inflows were primarily provided by cash receipts from operations and long-term debt issuances, with additional cash from the monetization of our investment in América Móvil, the sale of our Connecticut wireline operations and other assets. These inflows were largely offset by cash used to meet the needs of the business, including but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, debt redemptions, the acquisition of wireless spectrum and operations and stock repurchases. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2014, cash provided by operating activities was $31,338, compared to $34,796 in 2013. Lower operating cash flows in 2014 were primarily due to wireless device financing related to AT&T Next, which results in cash collection over the installment period instead of at the time of sale, increased inventory levels and retirement benefit funding. In June 2014, we entered into uncommitted agreements to periodically sell certain equipment installment receivables for cash and future consideration (see Note 16 for details). Proceeds from the sale of equipment installment receivables, which we included in our operating cash flows, and the timing of working capital payments partially offset the decline in operating cash flows.

During 2013, cash provided by operating activities was $34,796 compared to $39,176 in 2012. Lower operating cash flows in 2013 were due to higher cash tax payments and the timing of working capital payments and wireless device financing related to AT&T Next.

Cash Used in or Provided by Investing Activities
During 2014, cash used in investing activities consisted primarily of:
•	$21,199 in capital expenditures, excluding interest during construction.
•	$234 in interest during construction.
•	$3,141 for the acquisitions of wireless spectrum licenses (including a refundable deposit with the FCC for the AWS-3 Auction), Leap and other operations.
•	$1,890 in short-term investments, consisting of time deposits greater than 90 days.

During 2014, cash provided by investing activities consisted primarily of:
•	$5,885 from the sale of our remaining shares in América Móvil.
•	$2,018 from the sale of our Connecticut operations.
•	$220 from the sale of various properties.

Virtually all of our capital expenditures are spent on our wireless and wireline networks, our U-verse services and support systems for our communications services. Capital expenditures, excluding interest during construction, increased $255 from 2013. Our Wireless segment represented 53% of our total spending and increased 2% in 2014. The Wireline segment, which includes U-verse services, represented 47% of the total capital expenditures and was flat in 2014, primarily reflecting our implementation of Project VIP, which we began in 2013 and substantially completed in 2014.

We expect our 2015 capital expenditures for our existing businesses to be in the $18,000 range. Due to our completion of Project VIP, we anticipate lower capital spending in our Wireless and Wireline segments in 2015. The amount of capital investment is influenced by demand for services and products, capacity needs and network enhancements. We are also focused on ensuring merger commitments are met and our expenditures may also be influenced by regulatory considerations. We expect to support our business and spectrum acquisitions with a combination of debt issuances, cash from operations, and asset sales.

On January 16, 2015, we purchased GSF Telecom for $1,875 in cash, and on January 26, 2015, we also agreed to acquire Nextel Mexico for approximately $1,875, less the outstanding net debt of the business at closing. We anticipate the transaction will close in mid-2015, subject to regulatory review and approval.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
In January 2015, we submitted winning bids for 251 AWS spectrum licenses in the AWS-3 Auction for $18,189. We provided the FCC an initial down payment of $921 in October 2014 and paid the remaining down payment amount of $2,717 on February 13, 2015. We will pay the balance of $14,551 on or before March 2, 2015.

Cash Used in or Provided by Financing Activities
We paid dividends of $9,552 in 2014, $9,696 in 2013, and $10,241 in 2012, primarily reflecting the decline in shares outstanding due to our repurchase activity, partially offset by dividend rate increases. In December 2014, our Board of Directors approved a 2.2% increase in the quarterly dividend from $0.46 to $0.47 per share. This follows a 2.2% dividend increase approved by our Board in December 2013. Dividends declared by our Board of Directors totaled $1.85 per share in 2014, $1.81 per share in 2013, and $1.77 per share in 2012. Our dividend policy considers the expectations and requirements of stockholders, capital funding requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

In 2014, we continued to take advantage of lower market interest rates and undertook several activities related to our long-term debt which caused our weighted average interest rate of our entire long-term debt portfolio, including the impact of derivatives, to decrease from 4.4% at December 31, 2013 to 4.2% at December 31, 2014. We had $81,632 of total notes and debentures outstanding (see Note 9) at December 31, 2014, which included Euro, British pound sterling, Swiss Franc and Canadian dollar denominated debt of approximately $24,655.

During 2014, we received net proceeds of $15,926 from the issuance of $16,013 in long-term debt in various markets, with an average weighted maturity of approximately 13 years and a weighted average coupon of 2.4%. Debt issued included:
•
March 2014 issuance of $1,100 of 2.300% global notes due 2019, $1,000 of 3.900% global notes due 2024 and $400 of floating rate global notes due 2019. The floating rate for the notes is based upon the three-month London Interbank Offered Rate (LIBOR), reset quarterly, plus 67 basis points.

•	March 2014 issuance of $500 of floating rate global notes due 2017. The floating rate for the notes is based upon the three-month LIBOR, reset quarterly, plus 42 basis points.
~~•~~
May 2014 draw of $750 on a private financing agreement with Export Development Canada due 2017. The agreement is designed to encourage the purchase of Canadian-sourced equipment. The agreement contains terms similar to that provided under our revolving credit arrangements, discussed below.

•	June 2014 issuance of $2,000 of 4.800% global notes due 2044.
•	June 2014 issuance of €1,600 (equivalent to $2,181 when issued) of 2.400% global notes due 2024 and €500 (equivalent to $681 when issued) of 3.375% global notes due 2034.
•	November 2014 issuance of $1,295 of 4.700% global notes due 2044.
•
November 2014 issuance of CHF 450 of 0.500% senior fixed-rate notes due 2019, CHF 450 of 1.375% senior fixed-rate notes due 2024 and CHF 150 of 1.875% senior fixed-rate notes due 2030 (together, equivalent to $1,089 when issued).

•	December 2014 issuance of €1,500 of 1.450% global notes due 2022, €800 of 2.600% global notes due 2029 and €1,500 of floating rate global notes due 2019 (together, equivalent to $4,767 when issued).
•	December 2014 draw of $250 on a private financing agreement with U.S. Bank National Association.

During 2014, we redeemed $10,400 in debt, primarily consisting of the following repayments:
•	March 2014 redemption of $1,814 of Cricket Communications, Inc. term loans and approximately $38 of 4.500% Leap convertible senior notes (Leap senior notes) in connection with the Leap acquisition.
•	April 2014 redemption of Cricket Communications, Inc. 7.750% senior notes with a face value of $1,600 in connection with the Leap acquisition.
•
July 2014 redemption of $4,393 of debt consisting of all of the outstanding BellSouth 5.200% notes due 2014, AT&T 0.875% global notes due 2015, AT&T 5.625% global notes due 2016, and BellSouth 5.200% notes due 2016 as well as $750 in principal amount of the outstanding AT&T 2.500% global notes due 2015.

•	July 2014 redemption of the remaining $211 of Leap senior notes in connection with the Leap acquisition.
•	September 2014 redemption of $2,250 of SBC Communications Inc. 5.100% global notes due 2014.

On January 29, 2015, we issued $2,619 of 4.600% global notes due 2045.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
At December 31, 2014, we had $6,056 of debt maturing within one year, substantially all of which was related to long-term debt issuances. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth Corporation that may be put back to us each April until maturity in 2021.
•
An accreting zero-coupon note that may be redeemed each May until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Since the first quarter of 2012, we have bought back shares of AT&T common stock under three previous 300 million share repurchase authorizations approved by our Board of Directors in 2010, 2012 and 2013 (see Note 14 for details). In March 2014, our Board of Directors approved a fourth authorization to repurchase 300 million shares of our common stock, which, along with the 2013 authorization, has no expiration date. During 2012, we completed the 2010 authorization and repurchased 371 million shares for $12,752 under the 2010 and 2012 authorizations. During 2013, we completed the 2012 authorization and repurchased 366 million shares for $13,028 under the 2012 and 2013 authorizations. During 2014, we repurchased approximately 48 million shares for $1,617 under the 2013 authorization. At the end of 2014, we had approximately 415 million shares remaining from the 2013 and 2014 authorizations. Upon completing our acquisition of DIRECTV, our priority will be to use free cash flow (operating cash flows less construction and capital expenditures) after dividends to pay down debt.

The emphasis of our 2015 financing activities will be the issuance of debt, in part to fund our business acquisitions, the payment of dividends, subject to approval by our Board of Directors, the repayment of debt and share repurchases. We plan to fund our financing uses of cash through a combination of cash from operations, debt issuances and asset sales. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends.

Credit Facilities
We have a $5,000 revolving credit agreement with a syndicate of banks that expires in December 2018 (the "December 2018 Facility") and a $3,000 revolving credit agreement with a syndicate of banks that expires in December 2017 (the "December 2017 Facility"). In addition, on January 21, 2015, AT&T entered into a $9,155 credit agreement (the "Syndicated Credit Agreement") containing (i) a $6,286 term loan facility (the "Tranche A Facility") and (ii) a $2,869 term loan facility (the "Tranche B Facility"), with certain investment and commercial banks and Mizuho Bank, Ltd. ("Mizuho"), as administrative agent. On that date, AT&T also entered into a $2,000 18-month credit agreement (the "18-Month Credit Agreement") with Mizuho as initial lender and agent.

Revolving Credit Agreements
In the event advances are made under either the December 2018 Facility or the December 2017 Facility, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2014, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

Advances under both agreements would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of: (a) the base (or prime) rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the LIBOR applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin, as set forth in the Agreement (Applicable Margin; each such advance, a Base Rate Advance); or

•	at a rate equal to: (i) the LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin (each such advance, a Eurodollar Rate Advance).

The Applicable Margin for a Eurodollar Rate Advance under both agreements will equal 0.565%, 0.680%, or 0.910% per annum, depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under both agreements will be 0%.

Under each agreement, AT&T will pay a facility fee of 0.060%, 0.070% or 0.090% per annum, depending on AT&T's credit rating, of the amount of lender commitments.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
Both agreements contain covenants that are customary for an issuer with an investment grade senior debt credit rating. Among other covenants, both agreements provide that AT&T will maintain, as of the last day of each fiscal quarter, a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreements) ratio of not more than 3-to-1, for the four quarters then ended.

Events of default under both agreements are customary for facilities of this nature and result in the acceleration or permit the lenders to accelerate, as applicable, required repayment and would increase the Applicable Margin by 2.00% per annum.

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

The Syndicated Credit Agreement
In the event advances are made under the Syndicated Credit Agreement, those advances would be used for general corporate purposes, including acquisition related payments. Amounts borrowed under the Tranche A Facility will be due and payable on the third anniversary of funding. Amounts borrowed under the Tranche B Facility will be subject to amortization from the third anniversary of funding, with twenty-five percent of the aggregate principal amount thereof being payable prior to the fifth anniversary thereof, and all remaining principal amount due and payable on such fifth anniversary. The obligations of the lenders under the Syndicated Credit Agreement to provide advances extend from the effective date of the agreement to a termination date of March 21, 2015, unless prior to that date either: (i) AT&T reduces to $0 the commitments of the lenders under the Syndicated Credit Agreement or (ii) certain events of default occur.

Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to: (1) the highest of (a) Mizuho's publicly-announced prime rate, (b) 0.50% per annum above the Federal funds rate, and (c) the ICE Benchmark Administration Limited Settlement Rate applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Syndicated Credit Agreement (Applicable Margin) (each such Advance, a Base Rate Advance); or

•
at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance).

The Applicable Margin for a Eurodollar Rate Advance under the Tranche A Facility will equal 1.000%, 1.125% or 1.250% per annum depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under the Tranche A Facility will be equal to the relevant Applicable Margin for a Eurodollar Rate Advance under the Tranche A Facility minus 1.00%.

The Applicable Margin for a Eurodollar Rate Advance under the Tranche B Facility will equal 1.125%, 1.250% or 1.375% per annum, depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under the Tranche B Facility will be equal to the relevant Applicable Margin for a Eurodollar Rate Advance under the Tranche B Facility minus 1.00%.

The Syndicated Credit Agreement contains covenants that are customary for an issuer with an investment grade senior debt credit rating. Among other things, the Syndicated Credit Agreement requires us to maintain debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the Syndicated Credit Agreement) ratio of not more than 3-to-1, as of the last day of each fiscal quarter.

Events of default are customary for an agreement of this nature and result in the acceleration or permit the lenders to accelerate, as applicable, required payment and which would increase the Applicable Margin by 2.00% per annum.

The 18-Month Credit Agreement
As with the Syndicated Credit Agreement, advances under the 18-Month Credit Agreement would be used for general corporate purposes, including acquisition related payments. Amounts borrowed under the 18-Month Credit Agreement will be due and payable on the date that is 18 months after the funding. The obligations of the lender under the 18-Month Credit Agreement to provide advances extend from the effective date of the agreement to a termination date of March 21, 2015, unless prior to that date either: (i) AT&T reduces to $0 the commitment of the lender under the 18-Month Credit Agreement or (ii) certain events of default occur.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to: (1) the highest of (a) Mizuho's publicly-announced prime rate, (b) 0.50% per annum above the Federal funds rate, and (c) the ICE Benchmark Administration Limited Settlement Rate applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the 18-Month Credit Agreement (Applicable Margin) (each such Advance, a Base Rate Advance); or

•
at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance).

The Applicable Margin for a Eurodollar Rate Advance under the 18-Month Credit Agreement will equal 0.800%, 0.900% or 1.000% per annum, depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under the 18-Month Credit Agreement will be 0%.

In the event that AT&T's unsecured senior long-term debt ratings are split by S&P, Moody's and Fitch Ratings, then the Applicable Margin will be determined by the highest rating, unless the lowest of such ratings is more than one level below the highest of such ratings, in which case the pricing will be the rating that is one level above the lowest of such ratings.

The 18-Month Credit Agreement contains affirmative and negative covenants and events of default equivalent to those contained in the Syndicated Credit Agreement.

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders' equity. Our capital structure does not include debt issued by our equity method investments. At December 31, 2014, our debt ratio was 48.6%, compared to 45.0% at December 31, 2013, and 43.0% at December 31, 2012. The debt ratio is affected by the same factors that affect total capital, and reflects our recent debt issuances and stock repurchases. Total capital increased $2,721 in 2014 compared to an increase of $3,731 in 2013. The 2014 capital increase was primarily due to increases in debt balances and increases in accumulated other comprehensive income related to prior service credits resulting from amendments to our postretirement benefit plans, partially offset by a decrease in net income, due to actuarial losses on our pension and postretirement benefit plans and a charge for our abandonment of certain network assets; and additional stock repurchases.

A significant amount of our cash outflows are related to tax items and benefits paid for current and former employees. Total taxes incurred, collected and remitted by AT&T during 2014, 2013, and 2012 were $20,870, $21,004 and $19,703. These taxes include income, franchise, property, sales, excise, payroll, gross receipts and various other taxes and fees. Total health and welfare benefits provided to certain active and retired employees and their dependents totaled $5,113 in 2014, with $1,498 paid from plan assets. Of those benefits, $4,168 related to medical and prescription drug benefits. During 2014, we paid $6,543 of pension benefits out of plan assets.
During 2014, we also received approximately $10,650 from monetization of various assets. A majority of that cash was attributable to the sale of our investment in América Móvil and the sale of our Connecticut wireline operations (see Note 5) as well as our sales of certain equipment installment receivables and real estate holdings. We plan to continue to explore monetization opportunities in 2015.

In September 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC (Mobility), the holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. In September 2013, the U.S. Department of Labor (DOL) published a proposed exemption that authorized retroactive approval of this voluntary contribution. In July 2014, the DOL published in the Federal Register their final retroactive approval of our voluntary contribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
The preferred equity interest had a value of $9,021 as of December 31, 2014, and $9,104 on the contribution date, does not have any voting rights and has a liquidation value of $8,000. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts. We distributed $560 to the trust in 2014. So long as we make the distributions, the terms of the preferred equity interest will not impose any limitations on our ability to declare a dividend, or repurchase shares. At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and have agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016.

The preferred equity interest is not transferable by the trust except through its put and call features. After a period of five years from the contribution or, if earlier, the date upon which the pension plan trust is fully funded as determined under U.S. generally accepted accounting principles (GAAP), AT&T has a right to purchase from the pension plan trust some or all the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends. In addition, AT&T will have the right to purchase the preferred equity interest in the event AT&T's ownership of Mobility is less than 50% or there is a transaction that results in the transfer of 50% or more of the pension plan trust's assets to an entity not under common control with AT&T (collectively, a change of control). The pension plan trust has the right to require AT&T to purchase the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends, and in installments, as specified in the contribution agreement upon the occurrence of any of the following: (1) at any time if the ratio of debt to total capitalization of Mobility exceeds that of AT&T, (2) the date on which AT&T is rated below investment grade for two consecutive calendar quarters, (3) upon a change of control if AT&T does not exercise its purchase option, or (4) at any time after a seven-year period from the contribution date. In the event AT&T elects or is required to purchase the preferred equity interest, AT&T may elect to settle the purchase price in cash or shares of AT&T common stock or a combination thereof.

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

Our contractual obligations as of December 31, 2014, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Other long-term liabilities are included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the insignificant amounts of such obligations at December 31, 2014. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included, in the following table, obligations that primarily relate to benefit funding due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 11) of $37,544; postemployment benefit obligations of $37,079; and other noncurrent liabilities of $17,989.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Long-term debt obligations[1]	$84,866	$6,482	$12,031	$12,148	$54,205
Interest payments on long-term debt	58,434	3,539	6,734	5,922	42,239
Finance obligations[2]	3,724	225	464	482	2,553
Operating lease obligations	31,047	3,879	6,931	5,694	14,543
Unrecognized tax benefits[3]	3,119	260	-	-	2,859
Purchase obligations[4]	43,724	19,129	21,386	2,518	691
Total Contractual Obligations	$224,914	$33,514	$47,546	$26,764	$117,090
[1] Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
[2] Represents future minimum payments under the sublease arrangement for our tower transactions (see Note 17).
[3] The noncurrent portion of the UTBs is included in the "More than 5 Years" column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 11 for additional information.

[4] We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $530 in 2015, $500 in the aggregate for 2016 and

2017, $82 in the aggregate for 2018 and 2019, and $0 in the aggregate thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

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

All our foreign-denominated long-term debt has been swapped from fixed-rate or floating-rate foreign currencies to fixed-rate U.S. dollars at issuance through cross-currency swaps, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. Likewise, periodically we enter into interest rate locks to partially hedge the risk of increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We expect gains or losses in our cross-currency swaps and interest rate locks to offset the losses and gains in the financial instruments they hedge.

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2014. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
	Maturity
								Fair Value
	2015	2016	2017	2018	2019	Thereafter	Total	12/31/14
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$1,000	$-	$700	$1,500	$3,350	$-	$6,550	$157
Weighted-Average
Variable Rate Payable[1]	2.4%	3.4%	4.2%	4.9%	4.2%	-
Weighted-Average
Fixed Rate Receivable	4.1%	4.2%	4.2%	4.5%	3.5%	-
[1] Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 4 and 425 basis points.

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

Through cross-currency swaps, all our foreign-denominated debt has been swapped from fixed-rate or floating-rate foreign currencies to fixed-rate U.S. dollars at issuance, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. We expect gains or losses in our cross-currency swaps to offset the losses and gains in the financial instruments they hedge.

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

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. We had no foreign exchange forward contracts outstanding at December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return
AT&T Inc., S&P 500 Index, and S&P 500 Integrated Telecom Index
AT&T Inc.
S&P 500 Index
S&P 500 Integrated Telecom Index
240
220
200
180
160
140
120
100
80
12/09
12/10
12/11
12/12
12/13
12/14
119
115
112
128
122
117
147
143
136
180
164
157
205
167
158

The comparison above assumes $100 invested on December 31, 2009, in AT&T common stock, Standard & Poor's 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

RISK FACTORS

In addition to the other information set forth in this document, including the matters contained under the caption "Cautionary Language Concerning Forward-Looking Statements," you should carefully read the matters described below. We believe that each of these matters could materially affect our business. We recognize that most of these factors are beyond our ability to control and therefore we cannot predict an outcome. Accordingly, we have organized them by first addressing general factors, then industry factors and, finally, items specifically applicable to us.

The current U.S. economy has changed our customers' buying habits and a failure to adequately respond could materially adversely affect our business.

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. The current slow economic recovery in the United States continues to pressure some of our customers' demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Customers are changing their buying habits in response to both ongoing economic conditions and technological advances. Should we fail to respond promptly to address these changes in customer demands, we are likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income.

Adverse changes in medical costs and the U.S. securities markets and a further decline in interest rates could materially increase our benefit plan costs.

Our costs to provide current benefits and funding for future benefits are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. We have experienced historically low interest rates during the last several years. While we expect rates to increase during 2015, we expect relatively stable rates to continue for the next several years. Recent increases in market returns have led to better than assumed investment returns on our plan assets; however the lower overall bond rates have led to higher benefit obligations. In calculating the costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our costs will increase.

The Financial Accounting Standards Board requires companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur. We have elected to reflect the annual adjustments to the funded status in our consolidated statements of income. Therefore, an increase in our costs or adverse market conditions will have a negative effect on our operating results.

Adverse changes in global financial markets could limit our ability and our larger customers' ability to access capital or increase the cost of capital needed to fund business operations.

While the global financial markets were generally stable during 2014, a continuing uncertainty surrounding global growth rates has resulted in periodic volatility in the credit, currency, equity and fixed income markets. Volatility in some areas, such as in emerging markets, may affect companies' access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face new capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. A company's cost of borrowing is also affected by evaluations given by various credit rating agencies and these agencies have been applying tighter credit standards when evaluating a company's debt levels and future growth prospects. While we have been successful in continuing to access the credit and fixed income markets when needed, adverse changes in the financial markets could render us either unable to access these markets or able to access these markets only at higher interest costs and with restrictive financial or other conditions, severely affecting our business operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In addition, our customers continue to demand services that can be accessed on mobile devices, especially video services. In order to remain competitive, we continue to deploy sophisticated wireline and wireless networks, as well as research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could further increase our operating costs and/or alter customer perceptions of our operations, which could materially adversely affect us.

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the United States are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse regulations and rulings by the FCC relating to broadband issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on a variety of issues related to our operations, such as privacy issues, government requests or orders for customer data, and potential global climate changes, have led to proposals at state, federal and foreign government levels to change or increase regulation on our operations. Should customers decide that our competitors operate in a more customer-friendly environment, we could be materially adversely affected.

Continuing growth in our wireless services will depend on continuing access to adequate spectrum, deployment of new technology and offering attractive services to customers.

The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve network quality and the efficient use of our spectrum.

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

Increasing competition for wireless customers could materially adversely affect our operating results.

We have multiple wireless competitors in each of our service areas and compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service. In addition, we are facing growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect market saturation to continue to cause the wireless industry's customer growth rate to moderate in comparison with historical growth rates, leading to increased competition for customers. We also expect that our customers' growing demand for data services will place constraints on our network capacity. This competition and our capacity issues will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices, network deployment and management, and service offerings.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Increasing costs in our wireline operations could adversely affect wireline operating margins.

We expect our operating costs, including customer acquisition and retention costs will continue to put pressure on pricing, margins and customer retention levels. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) and business models (e.g., advertising-supported) are typically subject to less (or no) regulation than our wireline subsidiaries and therefore are able to operate with lower costs. In addition, these competitors generally can focus on discrete customer segments since they do not have regulatory obligations to provide universal service. These competitors also have cost advantages compared to us, due in part to operating on newer, more technically advanced and lower-cost networks and a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). Over time these cost disparities could require us to evaluate the strategic worth of various wireline operations. To this end, we have begun initiatives at both the state and federal levels to obtain regulatory approvals, where needed, to transition services from our older copper-based network to an advanced IP-based network. If we do not obtain regulatory approvals for this transition or obtain approvals with onerous conditions attached, we could experience significant cost and competitive disadvantages.

Unfavorable litigation or governmental investigation results could require us to pay significant amounts or lead to onerous operating procedures.

We are subject to a number of lawsuits both in the United States and in foreign countries, including, at any particular time, claims relating to antitrust; patent infringement; wage and hour; personal injury; customer privacy violations; regulatory proceedings, and our advertising, sales and billing and collection practices. We also spend substantial resources complying with various government standards, which may entail related investigations and litigation. As we deploy newer technologies, especially in the wireless area, we also face current and potential litigation relating to alleged adverse health effects on customers or employees who use such technologies including, for example, wireless handsets. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

Cyber attacks, equipment failures, natural disasters and terrorist acts may materially adversely affect our operations.

Cyber attacks, major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our customer account support and information systems, or employee and business records could have a material adverse effect on our operations. While we have been subject to security breaches or cyber attacks, these did not result in a material adverse effect on our operations. However, as such attacks continue to increase in scope and frequency, we may be unable to prevent a significant attack in the future. Our inability to operate our wireline, wireless or customer or employee-related support systems as a result of such events, even for a limited time period, could result in significant expenses, potential legal liability or a loss of customers or impair our ability to attract new customers, and damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The impact of our pending acquisition of DIRECTV, including our ability to obtain governmental approvals on favorable terms including any required divestitures; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; our costs in financing the acquisition and potential adverse effects on our share price and dividend amount due to the issuance of additional shares; the addition of DIRECTV's existing debt to our balance sheet; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third party relationships and revenues.

We have agreed to acquire DIRECTV for approximately $48,500. We believe that the acquisition will give us the scale, resources and ability to deploy video services to more customers than otherwise possible and to provide an integrated bundle of broadband, video and wireless services enabling us to compete more effectively against cable operators as well as other technology, media and communications companies. In addition, we believe the acquisition will result in cost savings, especially in the area of video content costs, and other potential synergies, enabling us to expand and enhance our broadband deployment and provide more video options across multiple fixed and mobile devices.

Achieving these results will depend upon obtaining governmental approvals on favorable terms within the time limits contemplated by the parties. Delays in closing, including as a result of delays in obtaining regulatory approval could divert attention from ongoing operations on the part of management and employees, adversely affecting customers and suppliers and therefore revenues. If such approvals are obtained and the transaction is consummated, then we must integrate a large number of video network and other operational systems and administrative systems, which may involve significant management time and create uncertainty for employees, customers and suppliers. The integration process may also result in significant expenses and charges against earnings, both cash and noncash. While we have successfully merged large companies into our operations in the past, delays in the process could have a material adverse effect on our revenues, expenses, operating results and financial condition. This acquisition also will increase the amount of debt on our balance sheet (both from DIRECTV's debt and the indebtedness needed to pay a portion of the purchase price) leading to additional interest expense and, due to additional shares being issued, will result in additional cash being required for any dividends declared. Both of these factors could put pressure on our financial flexibility to continue capital investments, develop new services and declare future dividends. In addition, events outside of our control, including changes in regulation and laws as well as economic trends, could adversely affect our ability to realize the expected benefits from this acquisition.

The acquisitions of DIRECTV, GSF Telecom and NII will increase our exposure to both changes in the international economy and to the level of regulation on our business and these risks could offset our expected growth opportunities from these acquisitions.

(For ease of reading, we have assumed all three acquisitions have closed.) These three acquisitions will increase the magnitude of our international operations, particularly in Mexico and the rest of Latin America. We will need to comply with a wide variety of new and complex local laws, regulations and treaties and government involvement in private business activity. We will also be exposed to restrictions on cash repatriation, foreign exchange controls, fluctuations in currency values, trade restrictions and other regulations that may affect materially our earnings. While the countries involved represent significant opportunities to sell our advanced services, a number of these same countries have experienced unstable growth patterns and at times have experienced high inflation, currency devaluation, foreign exchange controls, instability in the banking sector and high unemployment. Should these conditions reoccur, customers in these countries may be unable to purchase the services we offer or pay for services already provided.

In addition, operating in foreign countries also typically involves participating with local businesses, either to comply with local laws or, for example, to enhance product marketing. Involvement with foreign firms exposes us to the risk of being unable to control the actions of those firms and therefore exposes us to violating the Foreign Corrupt Practices Act. Violations of the FCPA could have a material adverse effect on our operating results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

A majority of our workforce is represented by labor unions. Absent the successful negotiation of agreements that are scheduled to expire during 2015, we could experience lengthy work stoppages.

A majority of our employees are represented by labor unions as of year-end 2014. Labor contracts covering many of the employees will expire during 2015. We experienced a work stoppage in 2004 when the contracts involving our wireline employees expired, and we may experience additional work stoppages in 2015. A work stoppage could adversely affect our business operations, including a loss of revenue and strained relationships with customers, and we cannot predict the length of any such strike. We cannot predict the new contract provisions or the impact of any new contract on our financial condition.

Increases in our debt levels to fund acquisitions, additional spectrum purchases, or other strategic decisions could adversely affect our ability to finance future debt at attractive rates and reduce our ability to respond to competition and adverse economic trends.

We have increased the amount of our debt during 2014 and 2015 to fund acquisitions, including spectrum purchases needed to compete in our business. While we believe such decisions were prudent and necessary to take advantage of both growth opportunities and respond to industry developments, banks and potential purchasers of our publicly-traded debt may decide that these strategic decisions and similar actions we may take in the future, as well as expected trends in the industry, will increase the risk of investing in our debt and may demand a higher rate of interest, impose restrictive covenants or otherwise limit the amount of potential borrowing.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties, and actual results could differ materially. Many of these factors are discussed in more detail in the "Risk Factors" section. We claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:
•
Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability and our suppliers' ability to access financial markets at favorable rates and terms.

•	Changes in available technology and the effects of such changes, including product substitutions and deployment costs.
•
Increases in our benefit plans' costs, including increases due to adverse changes in the United States and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates; adverse changes in mortality assumptions; adverse medical cost trends, and unfavorable or delayed implementation of healthcare legislation, regulations or related court decisions.

•
The final outcome of FCC and other federal or state agency proceedings (including judicial review, if any, of such proceedings) involving issues that are important to our business, including, without limit, intercarrier compensation, interconnection obligations, the transition from legacy technologies to IP-based infrastructure, universal service, broadband deployment, E911 services, competition policy, net neutrality, including potential attempts to reclassify broadband as Title II services subject to much more fulsome regulation, unbundled network elements and other wholesale obligations, availability of new spectrum from the FCC on fair and balanced terms, and wireless license awards and renewals.

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

•	Our continued ability to attract and offer a diverse portfolio of wireless service and device financing plans, devices and maintain margins.
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

•	Our pending acquisition of DIRECTV.
•	Our ability to adequately fund our wireless operations, including payment for additional spectrum, network upgrades and technological advancements.
•	Our increased exposure to foreign economies due to recent and pending acquisitions, including foreign exchange fluctuations.
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

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2014	2013	2012
Operating Revenues
Service	$118,437	$119,252	$118,506
Equipment	14,010	9,500	8,928
Total operating revenues	132,447	128,752	127,434

Operating Expenses
Cost of services and sales (exclusive of depreciation	60,611	51,464	55,228
and amortization shown separately below)
Selling, general and administrative	39,697	28,414	41,066
Abandonment of network assets	2,120	-	-
Depreciation and amortization	18,273	18,395	18,143
Total operating expenses	120,701	98,273	114,437
Operating Income	11,746	30,479	12,997

Other Income (Expense)
Interest expense	(3,613)	(3,940)	(3,444)
Equity in net income of affiliates	175	642	752
Other income (expense) – net	1,652	596	134
Total other income (expense)	(1,786)	(2,702)	(2,558)
Income Before Income Taxes	9,960	27,777	10,439
Income tax expense	3,442	9,224	2,900
Net Income	6,518	18,553	7,539
Less: Net Income Attributable to Noncontrolling Interest	(294)	(304)	(275)
Net Income Attributable to AT&T	$6,224	$18,249	$7,264

Basic Earnings Per Share Attributable to AT&T	$1.19	$3.39	$1.25
Diluted Earnings Per Share Attributable to AT&T	$1.19	$3.39	$1.25
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Comprehensive Income
Dollars in millions
	2014	2013	2012
Net income	$6,518	$18,553	$7,539
Other comprehensive income, net of tax:
Foreign Currency:
Foreign currency translation adjustments (includes $0, $(2) and $0 attributable to noncontrolling interest), net of taxes of $(45), $(78) and $48	(75)	(140)	87
Reclassification adjustment included in net income, net of taxes of $224, $30 and $0	416	55	-
Available-for-sale securities:
Net unrealized gains, net of taxes of $40, $137, and $64	64	257	118
Reclassification adjustment included in net income, net of taxes of $(10), $(42) and $(36)	(16)	(79)	(68)
Cash flow hedges:
Net unrealized gains, net of taxes of $140, $286 and $154	260	525	283
Reclassification adjustment included in net income, net of taxes of $18, $16 and $15	36	30	28
Defined benefit postretirement plans:
Net actuarial loss from equity method investees arising during period, net of taxes of $0, $0 and $(32)	-	-	(53)
Reclassification adjustment included in net income, net of taxes of $11, $7 and $0	26	11	-
Net prior service credit arising during period, net of taxes of $262, $1,695 and $1,378	428	2,765	2,249
Amortization of net prior service credit included in net income, net of taxes of $(588), $(480) and $(361)	(959)	(782)	(588)
Other comprehensive income	180	2,642	2,056
Total comprehensive income	6,698	21,195	9,595
Less: Total comprehensive income attributable to noncontrolling interest	(294)	(302)	(275)
Total Comprehensive Income Attributable to AT&T	$6,404	$20,893	$9,320
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2014	2013
Assets
Current Assets
Cash and cash equivalents	$8,603	$3,339
Accounts receivable - net of allowances for doubtful accounts of $454 and $483	14,527	12,918
Prepaid expenses	831	960
Deferred income taxes	1,142	1,199
Other current assets	6,925	4,780
Total current assets	32,028	23,196
Property, Plant and Equipment – Net	112,898	110,968
Goodwill	69,692	69,273
Licenses	60,824	56,433
Other Intangible Assets – Net	6,139	5,779
Investments in Equity Affiliates	250	3,860
Other Assets	10,998	8,278
Total Assets	$292,829	$277,787

Liabilities and Stockholders' Equity
Current Liabilities
Debt maturing within one year	$6,056	$5,498
Accounts payable and accrued liabilities	23,592	21,107
Advanced billings and customer deposits	4,105	4,212
Accrued taxes	1,091	1,774
Dividends payable	2,438	2,404
Total current liabilities	37,282	34,995
Long-Term Debt	76,011	69,290
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	37,544	36,308
Postemployment benefit obligation	37,079	29,946
Other noncurrent liabilities	17,989	15,766
Total deferred credits and other noncurrent liabilities	92,612	82,020
Stockholders' Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2014
and 2013: issued 6,495,231,088 at December 31, 2014 and 2013)	6,495	6,495
Additional paid-in capital	91,108	91,091
Retained earnings	27,736	31,141
Treasury stock (1,308,318,131 at December 31, 2014 and 1,268,914,913
at December 31, 2013, at cost)	(47,029)	(45,619)
Accumulated other comprehensive income	8,060	7,880
Noncontrolling interest	554	494
Total stockholders' equity	86,924	91,482
Total Liabilities and Stockholders' Equity	$292,829	$277,787
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2014	2013	2012
Operating Activities
Net income	$6,518	$18,553	$7,539
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,273	18,395	18,143
Undistributed earnings from investments in equity affiliates	(27)	(324)	(615)
Provision for uncollectible accounts	1,032	954	1,117
Deferred income tax expense	1,772	6,242	1,747
Net gain from sale of investments, net of impairments	(1,532)	(492)	(19)
Actuarial loss (gain) on pension and postretirement benefits	7,869	(7,584)	9,994
Abandonment of network assets	2,120	-	-
Changes in operating assets and liabilities:
Accounts receivable	(2,651)	(1,329)	(1,365)
Other current assets	(962)	412	1,017
Accounts payable and accrued liabilities	2,412	(152)	1,798
Retirement benefit funding	(560)	(209)	-
Other - net	(2,926)	330	(180)
Total adjustments	24,820	16,243	31,637
Net Cash Provided by Operating Activities	31,338	34,796	39,176

Investing Activities
Construction and capital expenditures:
Capital expenditures	(21,199)	(20,944)	(19,465)
Interest during construction	(234)	(284)	(263)
Acquisitions, net of cash acquired	(3,141)	(4,113)	(828)
Dispositions	8,123	1,923	812
(Purchases) sales of securities, net	(1,890)	-	65
Return of advances to and investments in equity affiliates	4	301	-
Other	-	(7)	(1)
Net Cash Used in Investing Activities	(18,337)	(23,124)	(19,680)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(16)	20	1
Issuance of other short-term borrowings	-	1,476	-
Repayment of other short-term borrowings	-	(1,476)	-
Issuance of long-term debt	15,926	12,040	13,486
Repayment of long-term debt	(10,400)	(7,698)	(8,733)
Issuance of other long-term financing obligations	107	4,796	-
Purchase of treasury stock	(1,617)	(13,028)	(12,752)
Issuance of treasury stock	39	114	477
Dividends paid	(9,552)	(9,696)	(10,241)
Other	(2,224)	251	89
Net Cash Used in Financing Activities	(7,737)	(13,201)	(17,673)
Net increase (decrease) in cash and cash equivalents	5,264	(1,529)	1,823
Cash and cash equivalents beginning of year	3,339	4,868	3,045
Cash and Cash Equivalents End of Year	$8,603	$3,339	$4,868
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders' Equity
Dollars and shares in millions except per share amounts
	2014		2013		2012
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of stock	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,091		$91,038		$91,156
Issuance of treasury stock		4		(8)		120
Share-based payments		47		62		(78)
Share of equity method investee capital transactions		-		-		(160)
Change related to acquisition of interests held by noncontrolling owners		(34)		(1)		-
Balance at end of year		$91,108		$91,091		$91,038

Retained Earnings
Balance at beginning of year		$31,141		$22,481		$25,453
Net income attributable to AT&T ($1.19, $3.39 and $1.25 per diluted share)		6,224		18,249		7,264
Dividends to stockholders ($1.85, $1.81 and $1.77 per share)		(9,629)		(9,589)		(10,236)
Balance at end of year		$27,736		$31,141		$22,481

Treasury Stock
Balance at beginning of year	(1,269)	$(45,619)	(914)	$(32,888)	(568)	$(20,750)
Repurchase of common stock	(48)	(1,617)	(366)	(13,028)	(371)	(12,752)
Issuance of treasury stock	9	207	11	297	25	614
Balance at end of year	(1,308)	$(47,029)	(1,269)	$(45,619)	(914)	$(32,888)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders' Equity (continued)
Dollars and shares in millions except per share amounts
	2014	2013	2012
	Amount	Amount	Amount
Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year	$7,880	$5,236	$3,180
Other comprehensive income attributable to AT&T	180	2,644	2,056
Balance at end of year	$8,060	$7,880	$5,236

Noncontrolling Interest:
Balance at beginning of year	$494	$333	$263
Net income attributable to noncontrolling interest	294	304	275
Distributions	(233)	(231)	(205)
Contributions	-	51	-
Acquisitions of noncontrolling interests	69	44	-
Acquisition of interests held by noncontrolling owners	(70)	(5)	-
Translation adjustments attributable to noncontrolling interest, net of taxes	-	(2)	-
Balance at end of year	$554	$494	$333

Total Stockholders' Equity at beginning of year	$91,482	$92,695	$105,797
Total Stockholders' Equity at end of year	$86,924	$91,482	$92,695
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  Throughout this document, AT&T Inc. is referred to as "AT&T," "we" or the "Company." The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally, providing wireless communications services, traditional wireline voice services, data/broadband and Internet services, video services, telecommunications equipment, managed networking and wholesale services.

All significant intercompany transactions are eliminated in the consolidation process. Investments in less than majority-owned subsidiaries and partnerships where we have significant influence are accounted for under the equity method. Earnings from certain investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 8). We also recorded our proportionate share of our equity method investees' other comprehensive income (OCI) items, including actuarial gains and losses on pension and other postretirement benefit obligations.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. Certain amounts have been reclassified to conform to the current period's presentation.

New Accounting Standards  In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09), which replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. Upon initial evaluation, we believe the key changes in the standard that impact our revenue recognition relate to the allocation of contract revenues between service and equipment, and the timing in which those revenues are recognized. ASU 2014-09 also specifies that all incremental costs of obtaining and direct costs of fulfilling our contracts with customers should be deferred and recognized over the contract period or expected customer life. Currently, we generally defer such costs only up to an amount equal to any related deferred revenue. ASU 2014-09 becomes effective for annual reporting periods beginning after December 15, 2016.

The FASB will allow two adoption methods under ASU 2014-09. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of January 1, 2017, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and provide additional disclosures comparing results to previous rules. We continue to evaluate the impact of the new standard and available adoption methods.

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

Cash and Cash Equivalents  Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2014, we held $1,257 in cash and $7,346 in money market funds and other cash equivalents.

Revenue Recognition  Revenues derived from wireless, local telephone, long distance, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our service revenues are billed either in advance, arrears or are prepaid.

We record revenue reductions for estimated future adjustments to customer accounts, other than bad debt expense, at the time revenue is recognized based on historical experience. Service revenues include billings to our customers for various regulatory fees imposed on us by governmental authorities. We report revenues from transactions between us and our customers net of taxes the government authorities require us to collect from our customers in our consolidated statements of income. Cash incentives given to customers are recorded as a reduction of revenue. Revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Generally, associated expenses are deferred only up to the amount of deferred revenue. Revenue recognized from contracts that bundle services and equipment is limited to the lesser of the amount allocated based on the relative selling price of the equipment and service already delivered or the amount paid and owed by the customer for the equipment and service already delivered. We record the sale of equipment to customers when we no longer have any requirements to perform, when title is passed and when the products are accepted by customers. We record the sale of equipment and services to customers as gross revenue when we are the principal in the arrangement and net of the associated costs incurred when we are not considered the principal in the arrangement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We offer to our customers the option to purchase certain wireless devices in installments over a period of up to 30 months, with the right to trade in the original equipment for a new device, within a set period, and have the remaining unpaid balance satisfied. For customers that elect these trade-in programs, we recognize revenue for the entire amount of the customer receivable, net of the fair value of the trade-in right guarantee and imputed interest. See Note 16 for additional information, including the sales of our equipment installment receivables.

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

Inventory  Inventories, which are included in "Other current assets" on our consolidated balance sheets, were $1,933 at December 31, 2014, and $1,148 at December 31, 2013. Wireless devices and accessories, which are valued at the lower of cost or market (determined using current replacement cost) were $1,858 at December 31, 2014, and $1,031 at December 31, 2013.

Property, Plant and Equipment  Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 6). The balance as of December 31, 2013, excluded amounts classified as held for sale (see Note 5). The cost of additions and substantial improvements to property, plant and equipment is capitalized, and includes internal compensation costs for these projects; however, noncash actuarial gains or losses included in compensation costs are excluded from amounts reported as "capital expenditures." The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology. Accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation, and no gain or loss is recognized on the disposition of these assets.

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

Software Costs  It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in "Property, Plant and Equipment" on our consolidated balance sheets. In addition, there is certain network software that allows the equipment to provide the features and functions unique to the AT&T network, which we include in the cost of the equipment categories for financial reporting purposes.

During 2014, we completed studies evaluating the periods that we were utilizing our software assets. As of April 1 and July 1, 2014, we extended our estimated useful lives for capitalized non-network and network software, respectively, to five years to better reflect the estimated periods during which these assets will remain in service and to align with the estimated useful lives used in the industry. This change in accounting estimate decreased depreciation expense and impacted 2014 net income $513, or $0.10 per diluted share. Prior to 2014, capitalized software costs were primarily amortized over a three-year period.

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

Goodwill, FCC licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments (Wireless and Wireline), to the fair value of those reporting units calculated using a discounted cash flow approach as well as a market multiple approach. FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. We perform our test of the fair values of FCC licenses using a discounted cash flow approach. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name.

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

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (accumulated OCI) in the accompanying consolidated balance sheets (see Note 3). We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 10).

Pension and Other Postretirement Benefits  See Note 12 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions, our policy for recognizing the associated gains and losses and our method used to estimate service and interest cost components.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 2. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share is shown in the table below:

Year Ended December 31,	2014	2013	2012
Numerators
Numerator for basic earnings per share:
Net income	$6,518	$18,553	$7,539
Less: Net income attributable to noncontrolling interest	(294)	(304)	(275)
Net income attributable to AT&T	6,224	18,249	7,264
Dilutive potential common shares:
Share-based payment	13	12	12
Numerator for diluted earnings per share	$6,237	$18,261	$7,276
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	5,205	5,368	5,801
Dilutive potential common shares:
Share-based payment (in shares)	16	17	20
Denominator for diluted earnings per share	5,221	5,385	5,821
Basic earnings per share attributable to AT&T	$1.19	$3.39	$1.25
Diluted earnings per share attributable to AT&T	$1.19	$3.39	$1.25

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. OTHER COMPREHENSIVE INCOME

Changes in the balances of each component included in accumulated OCI are presented below. For the year ended December 31, 2014, the amounts reclassified from accumulated OCI include amounts realized upon the sale of our investment in América Móvil, S.A. de C.V. (América Móvil) (see Note 5). All amounts are net of tax and exclude noncontrolling interest.

At December 31, 2014 and 2013 and for the years ended
	Foreign Currency Translation Adjustment		Net Unrealized Gains (Losses) on Available- for-Sale Securities		Net Unrealized Gains (Losses) on Cash Flow Hedges		Defined Benefit Postretirement Plans		Accumulated Other Comprehensive Income
Balance as of December 31, 2012	$(284)		$272		$(110)		$5,358		$5,236
Other comprehensive income (loss) before reclassifications	(138)		257		525		2,765		3,409
Amounts reclassified from accumulated OCI	55	[1]	(79)	[2]	30	[3]	(771)	[4]	(765)
Net other comprehensive income (loss)	(83)		178		555		1,994		2,644
Balance as of December 31, 2013	(367)		450		445		7,352		7,880
Other comprehensive income (loss) before reclassifications	(75)		64		260		428		677
Amounts reclassified from accumulated OCI	416	[1]	(16)	[2]	36	[3]	(933)	[4]	(497)
Net other comprehensive income (loss)	341		48		296		(505)		180
Balance as of December 31, 2014	$(26)		$498		$741		$6,847		$8,060
[1] Translation (gain) loss reclassifications are included in Other income (expense) - net in the consolidated statements of income.
[2] (Gains) losses are included in Other income (expense) - net in the consolidated statements of income.
[3] (Gains) losses are included in interest expense in the consolidated statements of income. See Note 10 for additional information.
[4] The amortization of prior service credits associated with postretirement benefits, net of amounts capitalized as part of construction labor, are included in Cost of services and sales and Selling, general and administrative in the consolidated statements of income (see Note 12).

Actuarial loss reclassifications related to our equity method investees are included in Other income (expense) - net in the consolidated statements of income.

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. We analyze our operating segments based on segment income before income taxes. We make our capital allocation decisions based on our strategic direction of the business, needs of the network (wireless or wireline) providing services and to provide emerging services to our customers. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in each segment's reportable results. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have two reportable segments: (1) Wireless and (2) Wireline. Our operating results prior to May 9, 2012, also included our sold Advertising Solutions segment (see Note 5).

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless data and voice communications services. This segment included our portion of the results from our equity investment in the SoftcardTM mobile wallet joint venture.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with data and voice communications services, AT&T U-verse® high speed Internet, video and VoIP services and managed networking to business customers.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The Corporate and Other column includes unallocated corporate expenses, which includes costs to support corporate-driven activities and operations, impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest costs and expected return on plan assets for our pension and postretirement benefit plans as well as our actuarial gains and losses on our pension and postretirement plan valuations. Results from equity method investments in América Móvil (prior to the June 2014 disposal of our investment), YP Holdings LLC, and Otter Media (our joint venture with The Chernin Group), are also excluded from our segment results as those results are not considered in our assessment of segment performance. We have revised our prior-period presentation to conform to our current reporting.

Segment Results, including a reconciliation to AT&T consolidated results, for 2014, 2013, and 2012 are as follows:
At December 31, 2014 and for the year ended		Wireline	Advertising Solutions	Corporate and Other	Consolidated Results
	Wireless
Service	$61,032	$57,405	$-	$-	$118,437
Equipment	12,960	1,020	-	30	14,010
Total segment operating revenues	73,992	58,425	-	30	132,447
Operations and support expenses	48,924	42,471	-	11,033	102,428
Depreciation and amortization expenses	7,941	10,323	-	9	18,273
Total segment operating expenses	56,865	52,794	-	11,042	120,701
Segment operating income (loss)	17,127	5,631	-	(11,012)	11,746
Interest expense	-	-	-	3,613	3,613
Equity in net income (loss) of affiliates	(112)	-	-	287	175
Other income (expense) – net	-	-	-	1,652	1,652
Segment income (loss) before income taxes	$17,015	$5,631	$-	$(12,686)	$9,960
Segment Assets	$156,317	$121,794	$-	$14,718	$292,829
Investments in equity method affiliates	-	-	-	250	250
Expenditures for additions to long-lived assets	11,383	10,044	-	6	21,433

At December 31, 2013 and for the year ended			Advertising Solutions	Corporate and Other	Consolidated Results
	Wireless	Wireline
Service	$61,552	$57,700	$-	$-	$119,252
Equipment	8,347	1,114	-	39	9,500
Total segment operating revenues	69,899	58,814	-	39	128,752
Operations and support expenses	44,508	41,638	-	(6,268)	79,878
Depreciation and amortization expenses	7,468	10,907	-	20	18,395
Total segment operating expenses	51,976	52,545	-	(6,248)	98,273
Segment operating income	17,923	6,269	-	6,287	30,479
Interest expense	-	-	-	3,940	3,940
Equity in net income (loss) of affiliates	(75)	2	-	715	642
Other income (expense) – net	-	-	-	596	596
Segment income before income taxes	$17,848	$6,271	$-	$3,658	$27,777
Segment Assets	$141,196	$123,714	$-	$12,877	$277,787
Investments in equity method affiliates	61	-	-	3,799	3,860
Expenditures for additions to long-lived assets	11,191	10,036	-	1	21,228

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2012
	Wireless	Wireline	Advertising Solutions	Corporate and Other	Consolidated Results
Service	$59,186	$58,271	$1,049	$-	$118,506
Equipment	7,577	1,302	-	49	8,928
Total segment operating revenues	66,763	59,573	1,049	49	127,434
Operations and support expenses	43,296	41,207	773	11,018	96,294
Depreciation and amortization expenses	6,873	11,123	106	41	18,143
Total segment operating expenses	50,169	52,330	879	11,059	114,437
Segment operating income (loss)	16,594	7,243	170	(11,010)	12,997
Interest expense	-	-	-	3,444	3,444
Equity in net income (loss) of affiliates	(62)	(1)	-	815	752
Other income (expense) – net	-	-	-	134	134
Segment income (loss) before income taxes	$16,532	$7,242	$170	$(13,505)	$10,439

NOTE 5. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions
Spectrum Acquisitions  During 2014, we acquired $1,263 of wireless spectrum, not including Leap Wireless International, Inc. (Leap) discussed below. During 2013, we acquired $895 of wireless spectrum from various companies, not including the 700 MHz, Atlantic Tele-Network Inc. (ATNI) and NextWave purchases discussed below. During 2012, we acquired $855 of wireless spectrum from various companies.

In January 2015, we submitted winning bids for 251 Advanced Wireless Service (AWS) spectrum in the AWS-3 Auction (FCC Auction 97) for $18,189. We provided the FCC an initial down payment of $921 in October 2014 and paid the remaining down payment of $2,717 on February 13, 2015. We will pay the balance of $14,551 on or before March 2, 2015.

Leap  In March 2014, we acquired Leap, a provider of prepaid wireless service, for $15.00 per outstanding share of Leap's common stock, or $1,248 (excluding Leap's cash on hand), plus one nontransferable contingent value right (CVR) per share. The CVR will entitle each Leap stockholder to a pro rata share of the net proceeds of the future sale of the Chicago 700 MHz A-band FCC license held by Leap.

The values of assets acquired under the terms of the agreement were: $3,000 in licenses, $510 in property, plant and equipment, $520 of customer lists, $340 for trade names and $248 of goodwill. The estimated fair value of debt associated with the acquisition of Leap was $3,889, all of which was redeemed or matured by July 31, 2014.

700 MHz Spectrum  In September 2013, we acquired spectrum in the 700 MHz B band from Verizon Wireless for $1,900 in cash and an assignment of AWS spectrum licenses in five markets. The 700 MHz licenses acquired by AT&T cover 42 million people in 18 states. We recognized a gain of approximately $293 on this and other spectrum transactions.

Atlantic Tele-Network  In September 2013, we acquired ATNI's U.S. retail wireless operations, operated under the Alltel brand, for $806 in cash, which included closing adjustments. Under the terms of the agreement, we acquired wireless properties, with a value of $322 in licenses and $296 of goodwill.

NextWave  In January 2013, we completed the acquisition of NextWave Wireless Inc. (NextWave), which held wireless licenses in the Wireless Communication Services and AWS bands. We acquired all the equity and purchased a portion of the debt of NextWave for $605. The transaction was accounted for as an asset acquisition of spectrum.

Subsequent and Pending Acquisitions
GSF Telecom  On January 16, 2015, we acquired Mexican wireless company GSF Telecom Holdings, S.A.P.I. de C.V. (GSF Telecom) for $2,500, less net debt of approximately $700. GSF Telecom offers service under both the Iusacell and Unefon brand names in Mexico.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NII Holdings Inc.  On January 26, 2015, we entered into an agreement with NII Holdings Inc. (NII) to acquire its wireless business in Mexico for $1,875, less any outstanding net debt held by the business at closing, in a transaction pursuant to Section 363 of the U.S. Bankruptcy Code. We will acquire companies, which operate under the name Nextel Mexico, and approximately 3.0 million subscribers.

DIRECTV  In May 2014, we announced a merger agreement to acquire DIRECTV in a stock-and-cash transaction for $95.00 per share of DIRECTV's common stock, or approximately $48,500 at the date of announcement. As of December 31, 2014, DIRECTV had approximately $16,177 in net debt. Each DIRECTV shareholder will receive cash of $28.50 per share and $66.50 per share in our stock subject to a collar such that DIRECTV shareholders will receive 1.905 AT&T shares if our average stock price is below $34.90 per share at closing and 1.724 AT&T shares if our average stock price is above $38.58 at closing. If our average stock price (calculated in accordance with the merger agreement with DIRECTV) is between $34.90 and $38.58 at closing, then DIRECTV shareholders will receive a number of shares between 1.724 and 1.905, equal to $66.50 in value. DIRECTV is a premier pay TV provider in the United States and Latin America, with a high-quality customer base, the best selection of programming, the best technology for delivering and viewing high-quality video on any device and the best customer satisfaction among major U.S. cable and satellite TV providers.

The merger agreement was adopted by DIRECTV's stockholders on September 25, 2014 and remains subject to review by the FCC and the Department of Justice and to other closing conditions. It is also a condition that all necessary consents by certain foreign governmental entities have been obtained and are in full force and effect. The transaction is expected to close in the first half of 2015. The merger agreement provides certain mutual termination rights for us and DIRECTV, including the right of either party to terminate the agreement if the merger is not consummated by May 18, 2015, subject to extension in certain cases to a date no later than November 13, 2015. Either party may also terminate the agreement if an order permanently restraining, enjoining, or otherwise prohibiting consummation of the merger becomes final and nonappealable. In October 2014, DIRECTV and the National Football League renewed their agreement for the "NFL Sunday Ticket" service substantially on the terms discussed between AT&T and DIRECTV, satisfying one of the conditions to closing the merger. Under certain circumstances relating to a competing transaction, DIRECTV may be required to pay a termination fee to us in connection with or following a termination of the agreement.

Dispositions
Connecticut Wireline  On October 24, 2014, we sold our incumbent local exchange operations in Connecticut for $2,018 and recorded a pre-tax gain of $147, which is included in "Other income (expense) – net," on our consolidated statements of income. In conjunction with the sale, we allocated $743 of goodwill from our Wireline reporting unit. Because the book value of the goodwill did not have a corresponding tax basis, the resulting net income impact of the sale was a loss of $289.

We applied held-for-sale treatment to the assets and liabilities of the Connecticut operations, and, accordingly, included the assets in "Other current assets," and the related liabilities in "Accounts payable and accrued liabilities," on our consolidated balance sheets at December 31, 2013. However, the business did not qualify as discontinued operations as we expect significant continuing direct cash flows related to the disposed operations. Assets and liabilities of the Connecticut operations included the following as of December 31, 2013:

Assets held for sale:
Current assets	$155
Property, plant and equipment - net	1,289
Goodwill	799
Other assets	17
Total assets	$2,260

Liabilities related to assets held for sale:
Current liabilities	$128
Noncurrent liabilities	480
Total liabilities	$608

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

América Móvil  In 2014, we sold our remaining stake in América Móvil for approximately $5,885 and recorded a pre-tax gain of $1,330, which is included in "Other income (expense) – net," on our consolidated statements of income. In 2013, we sold a portion of our shares in América Móvil for approximately $1,179. América Móvil was accounted for as an equity method investment (see Note 8).

Advertising Solutions  In May 2012, we completed the sale of our Advertising Solutions segment to an affiliate of Cerberus Capital Management, L.P. for approximately $740 in cash after closing adjustments, a $200 advance, which was repaid in 2013, and a 47 percent equity interest in the new entity, YP Holdings. Our operating results include the results of the Advertising Solutions segment through May 8, 2012.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2014	2013
Land	-	$1,567	$1,523
Buildings and improvements	10-44	32,204	31,485
Central office equipment[1]	3-10	89,857	86,370
Cable, wiring and conduit	15-50	72,766	76,107
Other equipment	3-15	74,244	67,887
Software	3-5[2]	8,604	8,150
Under construction	-	3,053	3,276
		282,295	274,798
Accumulated depreciation and amortization		169,397	163,830
Property, plant and equipment - net		$112,898	$110,968
[1] Includes certain network software.
[2] Reflects extended estimated useful life (see Note 1).

Our depreciation expense was $17,773 in 2014, $17,722 in 2013 and $16,933 in 2012. Depreciation expense included amortization of software totaling $1,504 in 2014, $2,142 in 2013 and $2,130 in 2012.

We periodically assess our network assets for impairment, and our analysis in 2014 indicated no impairment. However, due to declining customer demand for our legacy voice and data products and the migration of our networks to next generation technologies, we decided in the fourth quarter of 2014 to abandon in place specific copper network assets classified as cable, wiring and conduit. These abandoned assets had a gross book value of approximately $7,141, with accumulated depreciation of $5,021. We recorded a $2,120 noncash charge for this abandonment, which is included in "Abandonment of network assets" on our consolidated statements of income.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $4,345 for 2014, $3,683 for 2013, and $3,507 for 2012. At December 31, 2014, the future minimum rental payments under noncancelable operating leases for the years 2015 through 2019 were $3,879, $3,641, $3,290, $2,981, and $2,713, with $14,543 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment (which is the same as the reporting unit for Wireless and Wireline) were as follows:

	Wireless	Wireline	Total

Balance as of January 1, 2013	$35,803	$33,970	$69,773
Goodwill acquired	305	-	305
Held for sale	-	(799)	(799)
Other	(2)	(4)	(6)
Balance as of December 31, 2013	36,106	33,167	69,273
Goodwill acquired	367	-	367
Other	(4)	56	52
Balance as of December 31, 2014	$36,469	$33,223	$69,692

The majority of our goodwill acquired during 2014 related to our acquisition of Leap (see Note 5). Other changes to our goodwill during 2014 include adjustments related to closing the sale of our Connecticut operations (see Note 5). Changes to goodwill during 2013 resulted from the acquisition of ATNI and the held for sale adjustment to goodwill in conjunction with the sale of our Connecticut operations (see Note 5).

Our other intangible assets are summarized as follows:

	December 31, 2014		December 31, 2013
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
Wireless Acquisitions	$1,082	$550	$982	$771
BellSouth Corporation	5,825	5,559	5,825	5,317
AT&T Corp.	56	42	2,482	2,438
Subtotal	6,963	6,151	9,289	8,526
Other	275	189	284	169
Total	$7,238	$6,340	$9,573	$8,695

Indefinite-lived intangible assets not subject to amortization:
Licenses	$60,824	$56,433
Trade names	5,241	4,901
Total	$66,065	$61,334

As discussed in Note 5, license additions in 2014 were primarily related to the Leap acquisition, with the remainder originating from various spectrum license purchases.

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets, over a weighted-average of 9.8 years (9.7 years for customer lists and relationships and 12.1 years for other). Amortization expense for definite-life intangible assets was $500 for the year ended December 31, 2014, $672 for the year ended December 31, 2013, and $1,210 for the year ended December 31, 2012. Amortization expense is estimated to be $350 in 2015, $244 in 2016, $177 in 2017, $57 in 2018, and $28 in 2019.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In 2014, we wrote off approximately $2,850 of fully amortized intangible assets (primarily customer lists). In 2013, we wrote off approximately $6,217 of fully amortized intangible assets (primarily customer lists). We review other amortizing intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

We review indefinite-lived intangible assets for impairment annually (see Note 1). Licenses include wireless FCC licenses that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services.

NOTE 8. EQUITY METHOD INVESTMENTS
Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates at December 31, 2014 primarily include our interests in Otter Media Holdings, YP Holdings and Root Sports Southwest.

Otter Media Holdings  We hold a 38% interest in Otter Media Holdings, which was acquired in 2014 and is a venture between The Chernin Group and AT&T, which is focused on acquiring, investing in and launching over-the-top subscription video services.

YP Holdings  We hold a 47% interest in YP Holdings, an online advertising company and directory publisher. During 2013, we received $200 from the repayment of advances to YP Holdings and $101 from the return of investment in YP Holdings.

Root Sports Southwest  We hold a 40% interest in Root Sports Southwest, which was acquired in 2014 and is part of regional sports networks owned and operated by DIRECTV Sports Networks LLC.

América Móvil  We sold our remaining stake in América Móvil in June 2014 (see Note 5).

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2014	2013
Beginning of year	$3,860	$4,581
Additional investments	226	111
Equity in net income of affiliates	175	642
Dividends and distributions received	(148)	(318)
Currency translation adjustments	-	61
Sale of América Móvil shares	(3,817)	(781)
Return of advances to and investments in YP Holdings	-	(301)
América Móvil equity adjustments	-	(124)
Other adjustments	(46)	(11)
End of year	$250	$3,860

Undistributed earnings from equity affiliates were $88 and $3,346 at December 31, 2014 and 2013.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 9. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2014	2013
Notes and debentures
Interest Rates	Maturities[1]
0.60% – 2.99%	2015 – 2022	$22,127	$18,774
3.00% – 4.99%	2014 – 2045	31,516	22,327
5.00% – 6.99%	2014 – 2095	23,260	28,513
7.00% – 9.10%	2014 –2097	6,153	6,268
Other		-	1
Fair value of interest rate swaps recorded in debt		125	154
		83,181	76,037
Unamortized (discount) premium - net		(1,549)	(1,553)
Total notes and debentures		81,632	74,484
Capitalized leases		430	283
Total long-term debt, including current maturities		82,062	74,767
Current maturities of long-term debt		(6,051)	(5,477)
Total long-term debt		$76,011	$69,290
[1] Maturities assume putable debt is redeemed by the holders at the next opportunity.

We had outstanding Euro, British pound sterling, Canadian dollar and Swiss Franc denominated debt of approximately $24,655 and $18,146 at December 31, 2014 and 2013. The weighted-average interest rate of our entire long-term debt portfolio, including the impact of derivatives, decreased from 4.4% at December 31, 2013 to 4.2% at December 31, 2014.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2015. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Debt maturing within one year consisted of the following at December 31:

	2014	2013
Current maturities of long-term debt	$6,051	$5,477
Commercial paper	-	20
Bank borrowings[1]	5	1
Total	$6,056	$5,498
[1] Outstanding balance of short-term credit facility of a foreign subsidiary.

Debt Refinancing
During 2014, we received net proceeds of $15,926 from the issuance of $16,013 in long-term debt in various markets, with an average weighted maturity of approximately 13 years and a weighted average coupon of 2.4%. We redeemed $10,400 in borrowings of various notes with stated rates of 0.875% to 7.75%.

On January 29, 2015, we issued $2,619 of 4.600% global notes due 2045.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

As of December 31, 2014 and 2013, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2014, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2015	2016	2017	2018	2019	Thereafter
Debt repayments[1]	$6,482	$5,523	$6,508	$5,800	$6,348	$54,205
Weighted-average interest rate	4.0%	2.1%	2.4%	4.6%	3.7%	4.9%
[1] Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities
We have a $5,000 revolving credit agreement with a syndicate of banks that expires in December 2018 (the "December 2018 Facility") and a $3,000 revolving credit agreement with a syndicate of banks that expires in December 2017 (the "December 2017 Facility"). In addition, on January 21, 2015, we entered into a $9,155 credit agreement (the "Syndicated Credit Agreement") containing (i) a $6,286 term loan facility (the "Tranche A Facility") and (ii) a $2,869 term loan facility (the "Tranche B Facility"), with certain investment and commercial banks and Mizuho Bank, Ltd. ("Mizuho"), as administrative agent. On that date, AT&T also entered into a $2,000 18-month credit agreement (the "18-Month Credit Agreement") with Mizuho as initial lender and agent.

Revolving Credit Agreements
In the event advances are made under either the December 2018 Facility or the December 2017 Facility, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2014, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

Advances under both agreements would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of: (a) the base (or prime) rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the London Interbank Offered Rate (LIBOR) applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin, as set forth in the Agreement (Applicable Margin; each such advance, a Base Rate Advance); or

•	at a rate equal to: (i) the LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin (each such advance, a Eurodollar Rate Advance).

The Applicable Margin for a Eurodollar Rate Advance under both agreements will equal 0.565%, 0.680%, or 0.910% per annum, depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under both agreements will be 0%.

Under each agreement, AT&T will pay a facility fee of 0.060%, 0.070% or 0.090% per annum, depending on AT&T's credit rating, of the amount of lender commitments.

Both agreements contain covenants that are customary for an issuer with an investment grade senior debt credit rating. Among other covenants, both agreements provide that AT&T will maintain, as of the last day of each fiscal quarter, a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreements) ratio of not more than 3-to-1, for the four quarters then ended.

Events of default under both agreements are customary for facilities of this nature and result in the acceleration or permit the lenders to accelerate, as applicable, required repayment and would increase the Applicable Margin by 2.00% per annum.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The Syndicated Credit Agreement
In the event advances are made under the Syndicated Credit Agreement, those advances would be used for general corporate purposes, including acquisition related payments. Amounts borrowed under the Tranche A Facility will be due and payable on the third anniversary of funding. Amounts borrowed under the Tranche B Facility will be subject to amortization from the third anniversary of funding, with twenty-five percent of the aggregate principal amount thereof being payable prior to the fifth anniversary thereof, and all remaining principal amount due and payable on such fifth anniversary. The obligations of the lenders under the Syndicated Credit Agreement to provide advances extend from the effective date of the agreement to a termination date of March 21, 2015, unless prior to that date either: (i) AT&T reduces to $0 the commitments of the lenders under the Syndicated Credit Agreement or (ii) certain events of default occur.

Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to: (1) the highest of (a) Mizuho's publicly-announced prime rate, (b) 0.50% per annum above the Federal funds rate, and (c) the ICE Benchmark Administration Limited Settlement Rate applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Syndicated Credit Agreement (Applicable Margin) (each such Advance, a Base Rate Advance); or

•
at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance).

The Applicable Margin for a Eurodollar Rate Advance under the Tranche A Facility will equal 1.000%, 1.125% or 1.250% per annum depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under the Tranche A Facility will be equal to the relevant Applicable Margin for a Eurodollar Rate Advance under the Tranche A Facility minus 1.00%.

The Applicable Margin for a Eurodollar Rate Advance under the Tranche B Facility will equal 1.125%, 1.250% or 1.375% per annum, depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under the Tranche B Facility will be equal to the relevant Applicable Margin for a Eurodollar Rate Advance under the Tranche B Facility minus 1.00%.

The Syndicated Credit Agreement contains covenants that are customary for an issuer with an investment grade senior debt credit rating. Among other things, the Syndicated Credit Agreement requires us to maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the Syndicated Credit Agreement) ratio of not more than 3-to-1, as of the last day of each fiscal quarter.

Events of default are customary for an agreement of this nature and result in the acceleration or permit the lenders to accelerate, as applicable, required payment and which would increase the Applicable Margin by 2.00% per annum.

The 18-Month Credit Agreement
As with the Syndicated Credit Agreement, advances under the 18-Month Credit Agreement would be used for general corporate purposes, including acquisition related payments. Amounts borrowed under the 18-Month Credit Agreement will be due and payable on the date that is 18 months after the funding. The obligations of the lender under the 18-Month Credit Agreement to provide advances extend from the effective date of the agreement to a termination date of March 21, 2015, unless prior to that date either: (i) AT&T reduces to $0 the commitment of the lender under the 18-Month Credit Agreement or (ii) certain events of default occur.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to: (1) the highest of (a) Mizuho's publicly-announced prime rate, (b) 0.50% per annum above the Federal funds rate, and (c) the ICE Benchmark Administration Limited Settlement Rate applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the 18-Month Credit Agreement (Applicable Margin) (each such Advance, a Base Rate Advance); or

•
at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance).

The Applicable Margin for a Eurodollar Rate Advance under the 18-Month Credit Agreement will equal 0.800%, 0.900% or 1.000% per annum, depending on AT&T's credit rating. The Applicable Margin for a Base Rate Advance under the 18-Month Credit Agreement will be 0%.

In the event that AT&T's unsecured senior long-term debt ratings are split by S&P, Moody's and Fitch, then the Applicable Margin will be determined by the highest rating, unless the lowest of such ratings is more than one level below the highest of such ratings, in which case the pricing will be the rating that is one level above the lowest of such ratings.

The 18-Month Credit Agreement contains affirmative and negative covenants and events of default equivalent to those contained in the Syndicated Credit Agreement.

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

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2013.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures	$81,632	$90,367	$74,484	$79,309
Commercial paper	-	-	20	20
Bank borrowings	5	5	1	1
Investment securities	2,735	2,735	2,450	2,450

The carrying value of debt with an original maturity of less than one year approximates fair value. The fair value measurements used for notes and debentures are considered Level 2 and are determined using various methods, including quoted prices for identical or similar securities in both active and inactive markets.

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2014, and December 31, 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,160	$-	$-	$1,160
International equities	553	-	-	553
Fixed income bonds	-	836	-	836
Asset Derivatives[1]
Interest rate swaps	-	157	-	157
Cross-currency swaps	-	1,243	-	1,243
Interest rate locks	-	5	-	5
Liability Derivatives[1]
Cross-currency swaps	-	(1,506)	-	(1,506)
Interest rate locks	-	(133)	-	(133)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,049	$-	$-	$1,049
International equities	563	-	-	563
Fixed income bonds	-	759	-	759
Asset Derivatives[1]
Interest rate swaps	-	191	-	191
Cross-currency swaps	-	1,951	-	1,951
Liability Derivatives[1]
Interest rate swaps	-	(7)	-	(7)
Cross-currency swaps	-	(519)	-	(519)
 [1] Derivatives designated as hedging instruments are reflected as "Other assets," "Other noncurrent liabilities" and, for a portion of interest rate swaps, "Other current assets" in our consolidated balance sheets.

Investment Securities
Our investment securities include equities, fixed income bonds and other securities. A substantial portion of the fair values of our available-for-sale securities was estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on securities are included in "Other income (expense) – net" in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other than temporary are recorded in "Other income (expense) – net" with the corresponding reduction to the carrying basis of the investment. Fixed income investments of $102 have maturities of less than one year, $417 within one to three years, $75 within three to five years, and $242 for five or more years.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our cash equivalents (money market securities), short-term investments (certificate and time deposits) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values. Our short-term investments of $1,890 are recorded in "Other current assets" and our investment securities are recorded in "Other Assets" on the consolidated balance sheets.

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

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense in the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair values of the interest rate swaps are exactly offset by changes in the fair value of the underlying debt. Gains or losses realized upon early termination of our fair value hedges are recognized in interest expense. In the years ended December 31, 2014, and December 31, 2013, no ineffectiveness was measured on interest rate swaps designated as fair value hedges.

Cash Flow Hedging We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro, British pound sterling, Canadian dollar and Swiss Franc denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed or floating foreign-denominated rate to a fixed U.S. denominated interest rate.

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized as "Other income (expense) – net" in the consolidated statements of income in each period. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2014, and December 31, 2013, no ineffectiveness was measured on cross-currency swaps designated as cash flow hedges.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to "Other income (expense) – net" in the consolidated statements of income. In the years ended December 31, 2014, and December 31, 2013, no ineffectiveness was measured on interest rate locks. Over the next 12 months, we expect to reclassify $39 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks. Our unutilized interest rate locks carry mandatory early terminations, the latest occurring in the first half of 2015.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We hedge a portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain nondesignated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income in the same period the hedged transaction affects earnings, except where an amount is deemed to be ineffective, which would be immediately reclassified to "Other income (expense) – net" in the consolidated statements of income. In the years ended December 31, 2014, and December 31, 2013, no ineffectiveness was measured on foreign exchange contracts designated as cash flow hedges.

Collateral and Credit-Risk Contingency  We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2014, we had posted collateral of $530 (a deposit asset) and held collateral of $599 (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Moody's Investor Service and Standard & Poor's Rating Services and two rating levels by Fitch Ratings, before the final collateral exchange in December, we would have been required to post additional collateral of $91. At December 31, 2013, we had posted collateral of $8 (a deposit asset) and held collateral of $1,600 (a receipt liability). We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Following is the notional amount of our outstanding derivative positions at December 31:

	2014	2013
Interest rate swaps	$6,550	$4,750
Cross-currency swaps	26,505	17,787
Interest rate locks	6,750	-
Total	$39,805	$22,537

Following is the related hedged items affecting our financial position and performance:

Effect of Derivatives on the Consolidated Statements of Income
Fair Value Hedging Relationships
For the years ended December 31,	2014	2013	2012
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(29)	$(113)	$(179)
Gain (Loss) on long-term debt	29	113	179

In addition, the net swap settlements that accrued and settled in the periods above were offset against interest expense.

Cash Flow Hedging Relationships
For the year ended December 31,	2014	2013	2012
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$528	$813	$432
Interest rate locks:
Gain (Loss) recognized in accumulated OCI	(128)	-	-
Interest income (expense) reclassified from accumulated OCI into income	(44)	(46)	(43)
Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	-	(2)	5

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 11. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2014	2013
Depreciation and amortization	$47,082	$43,623
Intangibles (nonamortizable)	1,874	1,874
Employee benefits	(11,679)	(9,072)
Net operating loss and other carryforwards	(2,126)	(2,272)
Other – net	69	29
Subtotal	35,220	34,182
Deferred tax assets valuation allowance	1,182	927
Net deferred tax liabilities	$36,402	$35,109

Net long-term deferred tax liabilities	$37,544	$36,308
Less: Net current deferred tax assets	(1,142)	(1,199)
Net deferred tax liabilities	$36,402	$35,109

At December 31, 2014, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $222 and for state and foreign income tax purposes of $959, expiring through 2033. Additionally, we had state credit carryforwards of $945, expiring primarily through 2033.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2014 and 2013, related primarily to state net operating losses and state credit carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an unrecognized tax benefit (UTB). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2014 and 2013 is as follows:

Federal, State and Foreign Tax	2014	2013
Balance at beginning of year	$4,227	$4,793
Increases for tax positions related to the current year	470	255
Increases for tax positions related to prior years	484	488
Decreases for tax positions related to prior years	(657)	(1,238)
Lapse of statute of limitations	(38)	(24)
Settlements	(21)	(47)
Balance at end of year	4,465	4,227
Accrued interest and penalties	973	1,034
Gross unrecognized income tax benefits	5,438	5,261
Less: Deferred federal and state income tax benefits	(434)	(481)
Less: Tax attributable to timing items included above	(2,400)	(2,121)
Total UTB that, if recognized, would impact the
effective income tax rate as of the end of the year	$2,604	$2,659

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $2,258 at December 31, 2014, and $2,303 at December 31, 2013.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Accrued interest and penalties included in UTBs were $973 as of December 31, 2014, and $1,034 as of December 31, 2013. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense (benefit) included in income tax expense was $(64) for 2014, $35 for 2013, and $(74) for 2012.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. As a large taxpayer, our income tax returns are regularly audited by the Internal Revenue Service (IRS) and other taxing authorities. The IRS has completed field examinations of our tax returns through 2010. All audit periods prior to 2003 are closed for federal examination purposes. Contested issues from our 2003 through 2010 returns are at various stages of resolution with the IRS Appeals Division; we are unable to estimate the impact the resolution of these issues may have on our UTBs.

The components of income tax (benefit) expense are as follows:

	2014	2013	2012
Federal:
Current	$1,609	$3,043	$451
Deferred – net	1,904	5,692	2,256
	3,513	8,735	2,707
State, local and foreign:
Current	61	(61)	702
Deferred – net	(132)	550	(509)
	(71)	489	193
Total	$3,442	$9,224	$2,900

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2014	2013	2012
Taxes computed at federal statutory rate	$3,486	$9,722	$3,654
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	(127)	294	85
Connecticut wireline sale	325	-	-
Loss of foreign tax credits in connection with América Móvil sale	386	-	-
Other – net	(628)	(792)	(839)
Total	$3,442	$9,224	$2,900
Effective Tax Rate	34.6%	33.2%	27.8%

NOTE 12. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension plans. The majority of our newly hired employees, longer-service management and some nonmanagement employees participate in cash balance pension programs that include annual or monthly credits based on salary as well as an interest credit. Other longer-service management employees participate in pension programs that have a traditional pension formula (i.e., a stated percentage of employees' adjusted career income). Other longer-service nonmanagement employees' pension benefits are generally calculated using one of two formulas: a flat dollar amount applied to years of service according to job classification or a cash balance plan with negotiated annual pension band credits as well as interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity. Effective January 1, 2015, the pension plan was amended so that new management hires are no longer eligible for the plan.

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In December 2014, we announced an opportunity for certain management employees who are retirement eligible as of March 31, 2015 to elect an enhanced, full lump sum payment option of their accrued pension if they retire on or before March 31, 2015. Eligible participants are required to accept the offer by March 6, 2015. Our 2015 results will include special termination benefits as a result of this offer.

In October 2013, we offered an opportunity for certain retirement-eligible employees to elect a full lump sum payment of their accrued pension if they retired as of December 30, 2013. The lump sum value was calculated using the August 2012 discount rates for some pension programs and was equal to the cash balance amount for the management new hire pension program. The lump sum value totaled approximately $2,700, which was distributed in 2014. We recorded special termination benefits of $15 in 2014 and $250 in 2013 as a result of this offer.

In October 2013, as part of our 2014 annual benefits enrollment process, we communicated an amendment to our Medicare-eligible retirees that beginning in 2015 AT&T will provide access to retiree health insurance coverage that supplements government-sponsored Medicare through a private insurance marketplace. The plan was further amended in 2014 to include access to dental benefits through the private insurance marketplace. This new approach will allow retirees to choose insurance with the terms, cost and coverage that best fits their needs, while still receiving financial support as determined by AT&T. We expect that the cost to AT&T for retiree medical coverage in 2015 will be comparable to 2014. Future changes in support, if any, will be based on a number of factors such as business conditions, government actions, marketplace changes and the general consumer inflation rate.

In the fourth quarter of 2014, we changed the method we use to estimate the service and interest components of net periodic benefit cost for pension and other postretirement benefits. This change compared to the previous method resulted in a decrease in the service and interest components for pension cost in the fourth quarter. Historically, we estimated these service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change does not affect the measurement of our total benefit obligations or our annual net periodic benefit cost as the change in the service and interest costs is completely offset in the actuarial (gain) loss reported. We have accounted for this change as a change in accounting estimate that is inseparable from a change in accounting principle and accordingly have accounted for it prospectively.

Obligations and Funded Status
For defined benefit pension plans, the benefit obligation is the "projected benefit obligation," the actuarial present value, as of our December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

For postretirement benefit plans, the benefit obligation is the "accumulated postretirement benefit obligation," the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to the valuation date.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Benefit obligation at beginning of year	$56,560	$58,911	$30,285	$37,431
Service cost - benefits earned during the period	1,134	1,321	233	352
Interest cost on projected benefit obligation	2,470	2,429	1,458	1,532
Amendments	(73)	-	(617)	(4,460)
Actuarial (gain) loss	6,269	(2,390)	1,822	(2,098)
Special termination benefits	17	255	-	1
Benefits paid	(6,543)	(3,966)	(2,298)	(2,473)
Transfer for sale of Connecticut wireline operations	(293)	-	(174)	-
Plan transfers	2	-	-	-
Benefit obligation at end of year	$59,543	$56,560	$30,709	$30,285

The following table presents the change in the value of plan assets for the years ended December 31 and the plans' funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Fair value of plan assets at beginning of year	$47,238	$45,060	$8,960	$9,295
Actual return on plan assets	4,213	5,935	384	1,347
Benefits paid[1]	(6,543)	(3,966)	(1,498)	(1,682)
Contributions	562	209	-	-
Transfer for sale of Connecticut wireline operations	(308)	-	-	-
Other	1	-	-	-
Fair value of plan assets at end of year[3]	45,163	47,238	7,846	8,960
Unfunded status at end of year[2]	$(14,380)	$(9,322)	$(22,863)	$(21,325)
1 At our discretion, certain postretirement benefits may be paid from AT&T cash accounts, which does not reduce Voluntary Employee Benefit Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.

[2] Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts. Required pension funding is determined in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA) regulations.

[3] Net assets available for benefits were $54,184 at December 31, 2014 and $56,447 at December 31, 2013 and include the preferred equity interest in AT&T Mobility II LLC discussed below, which was valued at $9,021 and $9,209, respectively.

In July 2014, the U.S. Department of Labor (DOL) published in the Federal Register their final retroactive approval of our September 9, 2013 voluntary contribution of a preferred equity interest in AT&T Mobility II LLC, the primary holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. The preferred equity interest had a value of $9,104 on the contribution date and was valued at $9,021 at December 31, 2014. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts and will be accounted for as contributions. We distributed $560 to the trust during 2014. So long as we make the distributions, we will have no limitations on our ability to declare a dividend, or repurchase shares. This preferred equity interest is a plan asset under ERISA and is recognized as such in the plan's separate financial statements. However, because the preferred equity interest is not unconditionally transferable to an unrelated party (see Note 14), it is not reflected in plan assets in our consolidated financial statements and instead has been eliminated in consolidation. At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and have agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016. These contributions combined with our existing pension assets are in excess of 90% of the pension obligation at December 31, 2014.

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

	2014	2013
Plan assets recognized in the consolidated financial statements	$45,163	$47,238
Preferred equity interest in Mobility	9,021	9,209
Net assets available for benefits	$54,184	$56,447

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Current portion of employee benefit obligation[1]	$-	$-	$(1,842)	$(1,949)
Employee benefit obligation[2]	(14,380)	(9,322)	(21,021)	(19,376)
Net amount recognized	$(14,380)	$(9,322)	$(22,863)	$(21,325)
[1] Included in "Accounts payable and accrued liabilities."
[2] Included in "Postemployment benefit obligation."

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $57,949 at December 31, 2014, and $55,077 at December 31, 2013.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Periodic Benefit Costs
Our combined net pension and postretirement (credit) cost recognized in our consolidated statements of income was $7,232, $(7,390) and $10,257 for the years ended December 31, 2014, 2013 and 2012. A portion of pension and postretirement benefit costs is capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded. The following table presents the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2014	2013	2012	2014	2013	2012
Service cost – benefits earned during the period	$1,134	$1,321	$1,216	$233	$352	$336
Interest cost on projected benefit obligation	2,470	2,429	2,800	1,458	1,532	1,725
Expected return on assets	(3,380)	(3,312)	(3,520)	(653)	(706)	(811)
Amortization of prior service credit	(94)	(94)	(15)	(1,448)	(1,161)	(927)
Actuarial (gain) loss	5,419	(5,013)	5,206	2,093	(2,738)	4,247
Net pension and postretirement (credit) cost	$5,549	$(4,669)	$5,687	$1,683	$(2,721)	$4,570

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Other Changes in Benefit Obligations Recognized in Other Comprehensive Income
The following table presents the after-tax changes in benefit obligations recognized in OCI and the after-tax prior service credits that were amortized from OCI into net periodic benefit costs:

	Pension Benefits			Postretirement Benefits
	2014	2013	2012	2014	2013	2012
Balance at beginning of year	$583	$641	$92	$6,812	$4,766	$3,655
Prior service (cost) credit	45	-	559	383	2,765	1,686
Amortization of prior service credit	(58)	(58)	(10)	(898)	(719)	(575)
Reclassification to income of prior service credit	5	-	-	(40)	-	-
Total recognized in other comprehensive (income) loss	(8)	(58)	549	(555)	2,046	1,111
Balance at end of year	$575	$583	$641	$6,257	$6,812	$4,766

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $104 ($64 net of tax) for pension and $1,274 ($790 net of tax) for postretirement benefits.

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits			Postretirement Benefits
	2014	2013	2012	2014	2013	2012
Weighted-average discount rate for determining projected benefit obligation at December 31	4.30%	5.00%	4.30%	4.20%	5.00%	4.30%
Discount rate in effect for determining net cost[1]	4.60%	4.30%	5.30%	5.00%	4.30%	5.30%
Long-term rate of return on plan assets	7.75%	7.75%	8.25%	7.75%	7.75%	8.25%
Composite rate of compensation increase for determining projected benefit obligation	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Composite rate of compensation increase for determining net pension cost (benefit)	3.00%	3.00%	4.00%	3.00%	3.00%	4.00%
[1] Weighted-average discount rate of 5.00% in effect from January 1, 2014 through September 30, 2014. Discount rate of 3.50% in effect from October 1, 2014 through December 31, 2014.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter, unless earlier remeasurements are required.

Discount Rate  Our assumed weighted-average discount rate for pension and postretirement benefits of 4.30% and 4.20% respectively, at December 31, 2014, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2014, when compared to the year ended December 31, 2013, we decreased our pension discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $4,854 and decreased our postretirement discount rate 0.80%, resulting in an increase in our postretirement benefit obligation of $2,786. For the year ended December 31, 2013, we increased our pension and postretirement discount rates by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,533 and a decrease in our postretirement benefit obligation of $3,161.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Expected Long-Term Rate of Return  Our expected long-term rate of return on pension plan assets is 7.75% for 2015 and 2014. Our expected long-term rate of return on postretirement plan assets was adjusted to 5.75% for 2015 from 7.75% for 2014 to reflect changes in the plan asset mix. Our long-term rates of return reflect the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans' investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2015 combined pension and postretirement cost to increase $250. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase cost of 3.00% in 2015 and 2014 reflects the long-term average rate of salary increases.

Mortality Tables  At December 31, 2014 we updated our assumed mortality rates to reflect our best estimate of future mortality, which increased our pension obligation by $1,442 and increased our postretirement obligations by $53. At December 31, 2013, we also updated our mortality rates, which increased our pension obligation by $1,986 and increased our postretirement obligations by $679.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Due to historical experience, updated expectations of healthcare industry inflation and changes in physician prescribing patterns, we are lowering our 2015 assumed annual healthcare medical cost trend and ultimate trend rate to 4.50%. Our 2015 assumed annual healthcare prescription drug cost trend for non-Medicare eligible participants will increase to 6.0%, trending to our ultimate trend rate of 4.50% in 2021 and for Medicare-eligible participants will lower to an assumed annual and ultimate trend of 4.50%. This change in assumption decreased our obligation by $424. In 2014 our assumed annual healthcare cost trend rate was 5.00% and our ultimate trend rate was 5.00%. In addition to the healthcare cost trend in 2014, we assumed an annual 2.50% growth in administrative expenses and an annual 3.00% growth in dental claims.

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-	One Percentage-
	Point Increase	Point Decrease
Increase (decrease) in total of service and interest cost components	$79	$(67)
Increase (decrease) in accumulated postretirement benefit obligation	796	(707)

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. As part of our voluntary contribution of the Mobility preferred equity interest, we will contribute $735 of cash distributions during 2015. We do not have additional significant required contributions to our pension plans for 2015.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The plans' weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets					Postretirement (VEBA) Assets
	Target			2014	2013	Target			2014	2013
Equity Securities:
Domestic	21%	-	31%	23%	25%	24%	-	34%	29%	25%
International	10%	-	20%	14	16	15%	-	25%	20	20
Fixed income securities	34%	-	44%	38	33	24%	-	34%	29	24
Real assets	6%	-	16%	11	11	0%	-	6%	1	1
Private equity	4%	-	14%	12	12	0%	-	8%	3	4
Other	0%	-	5%	2	3	12%	-	22%	18	26
Total				100%	100%				100%	100%

At December 31, 2014, AT&T securities represented less than 0.5% of assets held by our pension plans and VEBA trusts included in these financial statements.

Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Fair Value Measurements" for further discussion.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table sets forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2014:

Pension Assets and Liabilities at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$45	$-	$-	$45
Interest bearing cash	-	127	-	127
Foreign currency contracts	-	25	-	25
Equity securities:
Domestic equities	8,613	74	-	8,687
International equities	4,805	171	-	4,976
Fixed income securities:
Asset-backed securities	-	610	1	611
Mortgage-backed securities	-	1,741	-	1,741
Collateralized mortgage-backed securities	-	418	-	418
Collateralized mortgage obligations/REMICS	-	531	-	531
Corporate and other fixed income instruments and funds	97	7,210	441	7,748
Government and municipal bonds	145	4,876	-	5,021
Private equity funds	-	-	5,399	5,399
Real estate and real assets	-	-	4,845	4,845
Commingled funds	-	5,823	2	5,825
Securities lending collateral	310	3,140	-	3,450
Receivable for variation margin	6	-	-	6
Purchased options	1	-	-	1
Assets at fair value	14,022	24,746	10,688	49,456
Investments sold short and other liabilities at fair value	(650)	(260)	-	(910)
Total plan net assets at fair value	$13,372	$24,486	$10,688	$48,546
Other assets (liabilities)[1]				(3,383)
Total Plan Net Assets				$45,163
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$278	$1,198	$-	$1,476
Equity securities:
Domestic equities	1,606	-	-	1,606
International equities	1,405	-	-	1,405
Fixed income securities:
Asset-backed securities	-	46	-	46
Collateralized mortgage-backed securities	-	113	-	113
Collateralized mortgage obligations	-	50	1	51
Corporate and other fixed income instruments and funds	-	397	-	397
Government and municipal bonds	-	614	1	615
Commingled funds	-	1,960	1	1,961
Private equity assets	-	-	218	218
Real assets	-	-	96	96
Securities lending collateral	-	173	-	173
Total plan net assets at fair value	$3,289	$4,551	$317	$8,157
Other assets (liabilities)[1]				(311)
Total Plan Net Assets				$7,846
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2014:

Pension Assets	Equities	Fixed Income Funds	Private Equity Funds	Real Estate and Real Assets	Total
Balance at beginning of year	$-	$547	$5,724	$5,194	$11,465
Realized gains (losses)	-	41	696	806	1,543
Unrealized gains (losses)	-	(1)	(76)	(246)	(323)
Transfers in	-	-	-	22	22
Transfers out	-	(3)	(22)	-	(25)
Purchases	1	55	531	678	1,265
Sales	(1)	(195)	(1,454)	(1,609)	(3,259)
Balance at end of year	$-	$444	$5,399	$4,845	$10,688

Postretirement Assets	Fixed Income Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$26	$309	$111	$446
Realized gains (losses)	-	45	(3)	42
Unrealized gains (losses)	1	(29)	11	(17)
Transfers out	(1)	-	-	(1)
Purchases	-	6	-	6
Sales	(23)	(113)	(23)	(159)
Balance at end of year	$3	$218	$96	$317

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2013:

Pension Assets and Liabilities at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$65	$-	$-	$65
Interest bearing cash	-	324	-	324
Foreign currency contracts	-	3	-	3
Equity securities:
Domestic equities	9,841	3	-	9,844
International equities	6,431	7	-	6,438
Fixed income securities:
Asset-backed securities	-	553	3	556
Mortgage-backed securities	-	2,470	-	2,470
Collateralized mortgage-backed securities	-	364	-	364
Collateralized mortgage obligations/REMICS	-	514	-	514
Corporate and other fixed income instruments and funds	154	5,147	540	5,841
Government and municipal bonds	15	4,566	-	4,581
Private equity funds	-	-	5,724	5,724
Real estate and real assets	-	-	5,194	5,194
Commingled funds	-	6,358	4	6,362
Securities lending collateral	390	3,074	-	3,464
Receivable for variation margin	12	-	-	12
Assets at fair value	16,908	23,383	11,465	51,756
Investments sold short and other liabilities at fair value	(619)	(5)	-	(624)
Total plan net assets at fair value	$16,289	$23,378	$11,465	$51,132
Other assets (liabilities)[1]				(3,894)
Total Plan Net Assets				$47,238
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$405	$2,073	$-	$2,478
Equity securities:
Domestic equities	1,609	-	-	1,609
International equities	1,527	-	-	1,527
Fixed income securities:
Asset-backed securities	-	35	2	37
Collateralized mortgage-backed securities	-	110	-	110
Collateralized mortgage obligations	-	53	3	56
Corporate and other fixed income instruments and funds	-	367	18	385
Government and municipal bonds	-	558	1	559
Commingled funds	-	1,899	2	1,901
Private equity assets	-	-	309	309
Real assets	-	-	111	111
Securities lending collateral	19	372	-	391
Foreign exchange contracts receivable	3	-	-	3
Assets at fair value	3,563	5,467	446	9,476
Foreign exchange contracts payable	3	-	-	3
Liabilities at fair value	3	-	-	3
Total plan net assets at fair value	$3,560	$5,467	$446	$9,473
Other assets (liabilities)[1]				(513)
Total Plan Net Assets				$8,960
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2014. Because benefit payments will depend on future employment and compensation levels, average years employed, average life spans, and payment elections, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits
2015	$5,741	$2,134
2016	4,184	2,063
2017	4,144	2,000
2018	4,066	1,962
2019	4,010	1,952
Years 2020 - 2024	19,753	9,324

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

We use the same significant assumptions for the composite rate of compensation increase in determining our projected benefit obligation and the net pension and postemployment benefit cost. Our discount rates of 4.1% at December 31, 2014 and 5.0% at December 31, 2013 were calculated using the same methodologies used in calculating the discount rate for our qualified pension and postretirement benefit plans. The following tables provide the plans' benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts are recorded as "Other noncurrent liabilities" on our consolidated balance sheets.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets at December 31:

	2014	2013
Projected benefit obligation	$(2,458)	$(2,280)
Accumulated benefit obligation	(2,410)	(2,227)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost	2014	2013	2012
Service cost – benefits earned during the period	$7	$9	$10
Interest cost on projected benefit obligation	109	101	116
Amortization of prior service cost (credit)	(1)	-	-
Actuarial (gain) loss	243	(106)	230
Net supplemental retirement pension cost	$358	$4	$356

Other Changes Recognized in Other Comprehensive Income	2014	2013	2012
Prior service (cost) credit	$(11)	$(1)	$(1)
Amortization of prior service cost (credit)	(1)	-	-
Total recognized in other comprehensive (income) loss (net of tax)	$(12)	$(1)	$(1)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The estimated prior service cost for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $1.

Deferred compensation expense was $121 in 2014, $122 in 2013 and $118 in 2012. Our deferred compensation liability, included in "Other noncurrent liabilities," was $1,156 at December 31, 2014, and $1,118 at December 31, 2013.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees' accounts and was $654, $654 and $634 for the years ended December 31, 2014, 2013 and 2012.

NOTE 13. SHARE-BASED PAYMENTS

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units. We grant performance stock units, which are nonvested stock units, based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. We grant forfeitable restricted stock and stock units, which are valued at the market price of our common stock at the date of grant and vest typically over a two- to seven-year period. We also grant other nonvested stock units and award them in cash at the end of a three-year period, subject to the achievement of certain market based conditions. As of December 31, 2014, we were authorized to issue up to approximately 117 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.
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
The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income, as reflected in the table below. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $122 for 2014, compared to $175 for 2013 and $195 for 2012.

	2014	2013	2012
Performance stock units	$226	$381	$397
Restricted stock and stock units	93	80	102
Other nonvested stock units	(1)	(3)	12
Total	$318	$458	$511

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A summary of the status of our nonvested stock units as of December 31, 2014, and changes during the year then ended is presented as follows (shares in millions):
Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2014	24	$31.93
Granted	14	33.39
Vested	(11)	29.91
Forfeited	(1)	32.60
Nonvested at December 31, 2014	26	$33.52

As of December 31, 2014, there was $425 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 2.27 years. The total fair value of shares vested during the year was $327 for 2014, compared to $336 for 2013 and $333 for 2012.

It is our policy to satisfy share option exercises using our treasury stock. Cash received from stock option exercises was $43 for 2014, $135 for 2013 and $517 for 2012.

NOTE 14. STOCKHOLDERS' EQUITY

Stock Repurchase Program  From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2010, our Board of Directors authorized the repurchase of 300 million shares of our common stock. We began buying back stock under this program in 2012 and completed the purchase of authorized shares that year. In July 2012, our Board of Directors approved a second authorization to repurchase 300 million shares and we completed that program in May 2013. In March 2013, our Board of Directors approved a third authorization to repurchase 300 million shares, under which we repurchased shares during 2014. In March 2014, our Board of Directors approved a fourth authorization to repurchase up to 300 million shares of our common stock. For the year ended December 31, 2014, we had repurchased approximately 48 million shares totaling $1,617 under these authorizations. For the year ended December 31, 2013, we had repurchased approximately 366 million shares totaling $13,028 under these authorizations. Upon completing our acquisition of DIRECTV, our priority will be to use free cash flow (operating cash flows less construction and capital expenditures) after dividends to pay down debt.

To implement these authorizations, we use open market repurchase programs, relying on Rule 10b5-1 of the Securities Exchange Act of 1934 where feasible. We also use accelerated share repurchase programs with large financial institutions to repurchase our stock.

Authorized Shares  There are 14 billion authorized common shares of AT&T stock and 10 million authorized preferred shares of AT&T stock. As of December 31, 2014 and 2013, no preferred shares were outstanding.

Dividend Declarations  In December 2014, the Company declared an increase in its quarterly dividend to $0.47 per share of common stock. In December 2013, the Company declared a quarterly dividend of $0.46 per share of common stock, which reflected an increase from the $0.45 quarterly dividend declared in November 2012.

Preferred Equity Interest  The preferred equity interest discussed in Note 12 is not transferable by the trust except through its put and call features, and therefore has been eliminated in consolidation. After a period of five years from the contribution or, if earlier, the date upon which the pension plan trust is fully funded as determined under GAAP, AT&T has a right to purchase from the pension plan trust some or all of the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends. In addition, AT&T will have the right to purchase the preferred equity interest in the event AT&T's ownership of Mobility is less than 50% or there is a transaction that results in the transfer of 50% or more of the pension plan trust's assets to an entity not under common control with AT&T (collectively, a change of control). The pension plan trust has the right to require AT&T to purchase the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends, and in installments, as specified in the contribution agreement upon the occurrence of any of the following: (1) at any time if the ratio of debt to total capitalization of Mobility exceeds that of AT&T, (2) the date on which AT&T Inc. is rated below investment grade for two consecutive calendar quarters, (3) upon a change of control if AT&T does not exercise its purchase option, or (4) at any time after a seven-year period from the contribution date. In the event AT&T elects or is required to purchase the preferred equity interest, AT&T may elect to settle the purchase price in cash or shares of AT&T common stock or a combination thereof. Because the preferred equity interest was not considered outstanding for accounting purposes at year-end, it did not affect the calculation of earnings per share.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 15. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2014	2013
Accounts payable and accrued liabilities:
Accounts payable	$14,984	$11,561
Accrued payroll and commissions	1,967	1,985
Current portion of employee benefit obligation	1,842	1,949
Accrued interest	1,597	1,559
Other	3,202	4,053
Total accounts payable and accrued liabilities	$23,592	$21,107

Consolidated Statements of Income	2014	2013	2012
Advertising expense	$3,272	$3,268	$2,910
Interest expense incurred	$3,847	$4,224	$3,707
Capitalized interest	(234)	(284)	(263)
Total interest expense	$3,613	$3,940	$3,444

Consolidated Statements of Cash Flows	2014	2013	2012
Cash paid during the year for:
Interest	$4,099	$4,302	$3,714
Income taxes, net of refunds	1,532	1,985	458

No customer accounted for more than 10% of consolidated revenues in 2014, 2013 or 2012.

Labor Contracts  As of January 31, 2015, we employed approximately 253,000 persons. Approximately 53 percent of our employees are represented by the Communications Workers of America, the International Brotherhood of Electrical Workers or other unions. Contracts covering approximately 41,000 non-Mobility employees will expire during 2015, including approximately 12,000 traditional wireline employees in our five-state Midwest region and 24,000 in our nine-state Southeast region. After expiration of the current agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached.

NOTE 16. SALES OF EQUIPMENT INSTALLMENT RECEIVABLES
We offer our customers the option to purchase certain wireless devices in installments over a period of up to 30 months, with the right to trade in the original equipment for a new device within a set period and have the remaining unpaid balance satisfied. As of December 31, 2014 and 2013, gross equipment installment receivables of $4,265 and $921 were included on our consolidated balance sheets, of which $2,514 and $606 are notes receivable that are included in "Accounts receivable, net."
On June 27, 2014, we entered into uncommitted agreements pertaining to the sale of equipment installment receivables and related security with Citibank, N.A. and various other relationship banks as purchasers (collectively, the Purchasers) with a funding amount not expected to exceed $2,000 at any given time. Under the agreement, we may transfer the receivables to the Purchasers for cash and additional consideration upon settlement of the receivables. Under the terms of the arrangement, we continue to bill and collect on behalf of our customers for the receivables sold.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table sets forth a summary of equipment installment receivables sold during 2014:

2014
Net receivables sold[1]	$4,126
Cash proceeds received	2,528
Deferred purchase price recorded	1,629
[1] Gross receivables sold were $4,707, before deducting the allowance, imputed interest and trade-in right guarantees.

The deferred purchase price was initially recorded at estimated fair value, which was based on remaining installment payments expected to be collected, adjusted by the expected timing and value of device trade-ins, and is subsequently carried at the lower of cost or net realizable value. The estimated value of the device trade-ins considers prices offered to us by independent third parties that contemplate changes in value after the launch of a device model. The fair value measurements used are considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 10).
At December 31, 2014, our deferred purchase price receivable was $1,606, which is included in "Other Assets" on our consolidated balance sheets. Our maximum exposure to loss as a result of selling these equipment installment receivables is limited to the amount of our deferred purchase price at any point in time.
The sales of equipment installment receivables did not have a material impact in our consolidated statements of income or to "Total Assets" reported on our consolidated balance sheets. We reflect the cash flows related to the arrangement as operating activities in our consolidated statements of cash flows because the cash received from the Purchasers upon both the sale of the receivables and the collection of the deferred purchase price is not subject to significant interest rate risk.

NOTE 17. TOWER TRANSACTION

On December 16, 2013, we closed our transaction with Crown Castle International Corp. (Crown Castle) in which Crown Castle gained the exclusive rights to lease and operate 9,048 wireless towers and purchased 627 of our wireless towers for $4,827 in cash. The leases have various terms with an average length of approximately 28 years. As the leases expire, Crown Castle will have fixed price purchase options for these towers totaling approximately $4,200, based on their estimated fair market values at the end of the lease terms. We sublease space on the towers from Crown Castle for an initial term of 10 years at current market rates, subject to optional renewals in the future.

We determined our continuing involvement with the tower assets prevented us from achieving sale-leaseback accounting for the transaction, and we accounted for the cash proceeds from Crown Castle as a financing obligation on our consolidated balance sheets. We record interest on the financing obligation using the effective interest method at a rate of approximately 3.90%. The financing obligation is increased by interest expense and estimated future net cash flows generated and retained by Crown Castle from operation of the tower sites, and reduced by our contractual payments. We continue to include the tower assets in Property, plant and equipment in our consolidated balance sheets and depreciate them accordingly. At December 31, 2014 and 2013, the tower assets had a balance of $999 and $1,039, respectively. Our depreciation expense for these assets was $39 for 2014. The impact of the transaction on our operating results for the year ended December 31, 2013, was not material.

Lease payments under the sublease arrangements were $221 for 2014. At December 31, 2014, the future minimum payments under the sublease arrangement are $225 for 2015, $229 for 2016, $234 for 2017, $239 for 2018, $244 for 2019, and $2,553 thereafter.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $19,129 in 2015, $21,386 in total for 2016 and 2017, $2,518 in total for 2018 and 2019 and $691 in total for years thereafter.

See Note 10 for a discussion of collateral and credit-risk contingencies.

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2014 Calendar Quarter
	First	Second	Third	Fourth[2]	Annual
Total Operating Revenues	$32,476	$32,575	$32,957	$34,439	$132,447
Operating Income (Loss)	6,278	5,616	5,402	(5,550)	11,746
Net Income (Loss)	3,734	3,621	3,059	(3,896)	6,518
Net Income (Loss) Attributable to AT&T	3,652	3,547	3,002	(3,977)	6,224
Basic Earnings (Loss) Per Share
Attributable to AT&T1	$0.70	$0.68	$0.58	$(0.77)	$1.19
Diluted Earnings (Loss) Per Share
Attributable to AT&T1	$0.70	$0.68	$0.58	$(0.77)	$1.19
Stock Price
High	$35.50	$36.86	$37.48	$36.16
Low	31.74	34.32	34.17	32.07
Close	35.07	35.36	35.24	33.59
[1] Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

[2] Includes an actuarial loss on pension and postretirement benefit plans (Note 12) and asset abandonment charges (Note 6).

	2013 Calendar Quarter
	First	Second	Third	Fourth[2]	Annual
Total Operating Revenues	$31,356	$32,075	$32,158	$33,163	$128,752
Operating Income	5,940	6,113	6,188	12,238	30,479
Net Income	3,773	3,880	3,905	6,995	18,553
Net Income Attributable to AT&T	3,700	3,822	3,814	6,913	18,249
Basic Earnings Per Share Attributable
to AT&T1	$0.67	$0.71	$0.72	$1.31	$3.39
Diluted Earnings Per Share Attributable
to AT&T1	$0.67	$0.71	$0.72	$1.31	$3.39
Stock Price
High	$36.87	$39.00	$36.31	$36.80
Low	32.76	34.10	33.19	33.09
Close	36.69	35.40	33.82	35.16
[1] Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

[2] Includes an actuarial gain on pension and postretirement benefit plans (Note 12), special termination charges (Note 12) and charges for employee separations.

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

The financial statements of AT&T Inc. (AT&T) have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. Management has made available to Ernst & Young LLP all of AT&T's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

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

Assessment of Internal Control
The management of AT&T is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. AT&T's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

AT&T management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework). Based on its assessment, AT&T management believes that, as of December 31, 2014, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company's internal control over financial reporting.

/s/ Randall Stephenson	/s/ John J. Stephens
Randall Stephenson	John J. Stephens
Chairman of the Board,	Senior Executive Vice President and
Chief Executive Officer and President	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2015 expressed an unqualified opinion thereon.

/s/ Ernst and Young LLP
Dallas, Texas
February 20, 2015

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of AT&T Inc.

We have audited AT&T Inc.'s (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated February 20, 2015 expressed an unqualified opinion thereon.

/s/ Ernst and Young LLP
Dallas, Texas
February 20, 2015