Form 10-K, Exhibit 13
period 2015-12-31
AT&T INC.
filed 2016-02-18
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 and for the year ended:	2015	2014[1]	2013[1]	2012[1]	2011[1]
		As Adjusted
Financial Data
Operating revenues	$146,801	$132,447	$128,752	$127,434	$126,723
Operating expenses	$122,016	$120,235	$98,000	$114,380	$117,223
Operating income	$24,785	$12,212	$30,752	$13,054	$9,500
Interest expense	$4,120	$3,613	$3,940	$3,444	$3,535
Equity in net income of affiliates	$79	$175	$642	$752	$784
Other income (expense) - net	$(52)	$1,581	$596	$134	$249
Income tax expense	$7,005	$3,619	$9,328	$2,922	$2,639
Net Income	$13,687	$6,736	$18,722	$7,574	$4,359
Less: Net Income Attributable to Noncontrolling Interest	$(342)	$(294)	$(304)	$(275)	$(240)
Net Income Attributable to AT&T	$13,345	$6,442	$18,418	$7,299	$4,119
Earnings Per Common Share:
Net Income Attributable to AT&T	$2.37	$1.24	$3.42	$1.26	$0.69
Earnings Per Common Share - Assuming Dilution:
Net Income Attributable to AT&T	$2.37	$1.24	$3.42	$1.26	$0.69
Total assets	$402,672	$296,834	$281,423	$275,834	$273,467
Long-term debt	$118,515	$75,778	$69,091	$66,152	$61,091
Total debt	$126,151	$81,834	$74,589	$69,638	$64,544
Construction and capital expenditures	$20,015	$21,433	$21,228	$19,728	$20,272
Dividends declared per common share	$1.89	$1.85	$1.81	$1.77	$1.73
Book value per common share	$20.12	$17.40	$18.10	$17.14	$18.34
Ratio of earnings to fixed charges	4.01	2.91	6.03	2.97	2.29
Debt ratio	50.5%	47.5%	44.1%	42.1%	37.3%
Weighted-average common shares outstanding (000,000)	5,628	5,205	5,368	5,801	5,928
Weighted-average common shares outstanding with dilution (000,000)	5,646	5,221	5,385	5,821	5,950
End of period common shares outstanding (000,000)	6,145	5,187	5,226	5,581	5,927
Operating Data
Total wireless customers (000)	137,324	120,554	110,376	106,957	103,247
Video connections (000)	37,934	5,943	5,460	4,536	3,791
In-region network access lines in service (000)	16,670	19,896	24,639	29,279	34,054
Broadband connections (000)	15,778	16,028	16,425	16,390	16,427
Number of employees	281,450	243,620	243,360	241,810	256,420
 [1] Financial data for 2011-2014 has been adjusted to reflect our change in accounting for customer fulfillment costs and the early adoption of ASU 2015-03 and ASU 2015-17. See Note 1 to our consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share amounts

RESULTS OF OPERATIONS

For ease of reading, AT&T Inc. is referred to as "we," "AT&T" or the "Company" throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications and digital entertainment services industry. Our subsidiaries and affiliates provide services and equipment that deliver voice, video and broadband services both domestically and internationally. During 2015, we completed our acquisitions of DIRECTV and wireless properties in Mexico and have included the results of those operations for the period from acquisition through December 31, 2015. In accordance with U.S. generally accepted accounting principles (GAAP), operating results from DIRECTV prior to the acquisition are excluded. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a "Note" in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that are not considered meaningful are denoted with a dash. Certain amounts have been reclassified to conform to the current period's presentation, including our change in accounting for customer fulfillment costs (see Note 1).

Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our "Segment Results" section. We also discuss our expected revenue and expense trends for 2016 in the "Operating Environment and Trends of the Business" section.

				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013

Operating Revenues
Service	$131,677	$118,437	$119,252	11.2%	(0.7)%
Equipment	15,124	14,010	9,500	8.0	47.5
Total Operating Revenues	146,801	132,447	128,752	10.8	2.9
Operating expenses
Cost of services and sales
Equipment	19,268	18,946	16,644	1.7	13.8
Broadcast, programming and operations	11,996	4,075	3,308	-	23.2
Other cost of services	35,782	37,124	31,239	(3.6)	18.8
Selling, general and administrative	32,954	39,697	28,414	(17.0)	39.7
Abandonment of network assets	-	2,120	-	-	-
Depreciation and amortization	22,016	18,273	18,395	20.5	(0.7)
Total Operating Expenses	122,016	120,235	98,000	1.5	22.7
Operating Income	24,785	12,212	30,752	-	(60.3)
Interest expense	4,120	3,613	3,940	14.0	(8.3)
Equity in net income of affiliates	79	175	642	(54.9)	(72.7)
Other income (expense) – net	(52)	1,581	596	-	-
Income Before Income Taxes	20,692	10,355	28,050	99.8	(63.1)
Net Income	13,687	6,736	18,722	-	(64.0)
Net Income Attributable to AT&T	$13,345	$6,442	$18,418	-	(65.0)%

Overview
Operating revenues increased $14,354, or 10.8% in 2015 and increased $3,695, or 2.9% in 2014.

Service revenues increased $13,240, or 11.2%, in 2015 and decreased $815, or 0.7%, in 2014. The increase in 2015 was primarily due to our acquisition of DIRECTV, our new wireless operations in Mexico, and gains in fixed strategic business services and AT&T U-verse® (U-verse) services. The decrease in 2014 was primarily due to customers choosing to purchase devices through installment payment agreements which entitles them to a lower service rate in our wireless Mobile Share plans, continued declines in our legacy wireline voice and data products and the October 2014 sale of our Connecticut operations, partially offset by strong revenues from U-verse, fixed strategic business services and revenues from the March 2014 acquisition of Leap Wireless International, Inc. (Leap).

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equipment revenues increased $1,114, or 8.0%, in 2015 and $4,510, or 47.5%, in 2014. The increases in 2015 and 2014 were due to the continuing trend by our postpaid wireless subscribers to purchase devices on installment payment agreements rather than the device subsidy model, which resulted in increased equipment revenue recognized for device sales.

Operating expenses increased $1,781, or 1.5%, in 2015 and $22,235, or 22.7%, in 2014.

Equipment expenses increased $322, or 1.7%, in 2015 and $2,302, or 13.8%, in 2014. Expense increases in 2015 and 2014 are primarily due to the continuing trend of customers choosing higher-priced wireless devices. The expense increase in 2014 also reflects higher upgrade equipment sales.

Broadcast, programming and operations expenses increased $7,921 in 2015 and $767, or 23.2%, in 2014. Broadcast costs increased in 2015 due to our acquisition of DIRECTV. Also contributing to the increases in 2015 and 2014 were higher content costs for our U-verse subscribers.

Other cost of services expenses decreased $1,342, or 3.6%, in 2015 and increased $5,885, or 18.8%, in 2014. The expense decrease in 2015 was primarily due to a $3,078 change in our annual pension and postemployment benefit actuarial adjustment, which was a gain in 2015 and a loss in 2014. Also contributing to the 2015 decrease were higher High Cost Fund and Connect America Fund receipts from the Universal Service Fund and the fourth quarter 2014 sale of our Connecticut wireline operations, offset by the addition of DIRECTV, increased network rationalization charges related to Leap, merger and integration charges and wireless handset insurance costs.

The expense increase in 2014 included a $4,406 change resulting from the annual remeasurement of our benefit plans, which was an actuarial loss in 2014 and a gain in 2013. The increase also reflected higher wireless network costs, U-verse content costs and subscriber growth, and employee-related charges.

Selling, general and administrative expenses decreased $6,743, or 17.0%, in 2015 and increased $11,283, or 39.7%, in 2014. 2015 expenses decreased $6,943 as a result of recording an actuarial gain in 2015 and an actuarial loss in 2014. The 2015 decrease was also due to lower employee-related charges resulting from workforce reductions, lower wireless commissions and the fourth-quarter 2014 sale of our Connecticut wireline operations, offset by costs resulting from the acquisition of DIRECTV.

The expense increase in 2014 included an $11,047 change resulting from the annual remeasurement of our benefit plans, which was an actuarial loss in 2014 and a gain in 2013. Expense increases in 2014 also reflect higher selling and administrative expenses in our wireless business and gains on spectrum transactions in 2013. These increases were partially offset by lower employee-related costs and wireless commissions expenses.

Abandonment of network assets  In 2014, we recorded a noncash charge of $2,120 for the abandonment in place of certain network assets (see Note 6). During the fourth quarter of 2014, we completed a study of our network assets and determined that specific copper assets would not be necessary to support future network activity, due to declining customer demand for our legacy voice and data products and the transition of our networks to next generation IP-based technology.

Depreciation and amortization expense increased $3,743, or 20.5%, in 2015 and decreased $122, or 0.7%, in 2014. The 2015 amortization expense increased $2,198 due to the amortization of intangibles from recent acquisitions. The 2014 amortization expense decreased $145 due to lower amortization of intangibles for customer lists.

Depreciation expense increased $1,545, or 8.7%, in 2015. The increase was primarily due to the acquisitions of DIRECTV and our wireless properties in Mexico and ongoing capital spending for network upgrades. The increases were partially offset by the abandonment of certain wireline network assets, which occurred in 2014, and certain network assets becoming fully depreciated. The 2014 depreciation expense increased $23 due to ongoing capital spending for network upgrades and expansion and additional expense associated with the assets acquired from Leap. These increases were largely offset by extending the estimated useful life of software and certain network assets becoming fully depreciated assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operating income increased $12,573 in 2015 and decreased $18,540, or 60.3% in 2014. Our operating margin was 16.9% in 2015, compared to 9.2% in 2014 and 23.9% in 2013. Contributing $10,021 to the increase in operating income in 2015 was a noncash actuarial gain of $2,152 and an actuarial loss of $7,869 in 2014. The increase in operating income for 2015 also included higher acquisition-related charges and expenses relating to growth areas of our business in 2015. Contributing $15,453 to the decrease in operating income in 2014 was a noncash actuarial loss of $7,869 related to pension and postemployment benefit plans, and an actuarial gain of $7,584 in 2013. Operating income for 2014 also included a noncash charge of $2,120 related to an abandonment of network assets, higher wireless equipment costs resulting from higher device sales and customers choosing higher-priced devices, increased expenses supporting U-verse subscriber growth, and continued declines in our traditional voice and data services.

Interest expense increased $507, or 14.0%, in 2015 and decreased $327, or 8.3%, in 2014. The increase in 2015 was primarily due to higher average debt balances, including debt issued and debt acquired in connection with our acquisition of DIRECTV and spectrum acquired in the Advanced Wireless Service (AWS)-3 Auction. These increases were partially offset by lower average interest rates and an increase in capitalized interest resulting from spectrum acquired in the AWS-3 Auction (see Note 5).

The decrease in 2014 was primarily due to a $581 charge related to debt tender offers in 2013 and lower interest rates resulting from refinancing activity, partially offset by interest expense related to our December 2013 tower transaction (see Note 16), higher debt balances and charges associated with the early redemption of debt during 2014.

Equity in net income of affiliates decreased $96, or 54.9%, in 2015 and $467, or 72.7%, in 2014. The decrease in 2015 primarily resulted from the sale of our investment in América Móvil, S.A. de C.V. (América Móvil) in June 2014 (see Note 5), combined with lower earnings from YP Holdings LLC (YP Holdings) and increased expenses in Otter Media Holdings. The decrease in 2015 was slightly offset by earnings from investments acquired in our purchase of DIRECTV (see Note 8). The sale of the investment in América Móvil, lower earnings from YP Holdings and our investment in the mobile payment joint venture SoftcardTM (Softcard) contributed to lower equity in net income of affiliates in 2014.

	2015	2014	2013
YP Holdings	$101	$134	$182
Game Show Network	14	-	-
MLB Network	9	-	-
SKY Mexico	(2)	-	-
Otter Media Holdings	(31)	(2)	-
Softcard	(15)	(112)	(75)
América Móvil	-	153	532
Other	3	2	3
Equity in net income of affiliates	$79	$175	$642

Other income (expense) – net We had other expense of $52 in 2015, and other income of $1,581 and $596 in 2014 and 2013, respectively. Results for 2015 included foreign exchange losses of $74, net losses on the sale of investments of $87 and interest and dividend income of $95.

Other income for 2014 included a combined net gain of $1,470 on the sale of América Móvil shares, our Connecticut operations and other investments and interest and dividend income of $68. Results for 2013 included a net gain on the sale of América Móvil shares and other investments of $498 and interest and dividend income of $68.

Income tax expense increased $3,386 in 2015 and decreased $5,709 in 2014. The increase in 2015 and decrease in 2014 were primarily due to a change in income before income taxes. Our effective tax rate was 33.9% in 2015, 34.9% in 2014 and 33.3% in 2013 (see Note 11).

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Segment Results

Our segments are strategic business units that offer different products and services over various technology platforms and/or in different geographies that are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our operating segments based on segment contribution, which consists of operating income, excluding acquisition-related costs and other significant items, and equity in net income of affiliates for investments managed within each operating segment. Each segment's percentage calculation of total segment operating revenue and income is derived from our segment results table in Note 4, and may total more than 100 percent due to losses in one or more segments. We have four reportable segments: (1) Business Solutions, (2) Entertainment Group, (3) Consumer Mobility and (4) International.

We also evaluate segment performance based on segment operating income before depreciation and amortization, which we refer to as EBITDA and/or EBITDA margin. We believe EBITDA to be a relevant and useful measurement to our investors as it is part of our internal management reporting and planning processes and it is an important metric that management uses to evaluate operating performance. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses. EBITDA margin is operating income before depreciation and amortization, divided by total revenues.

The Business Solutions segment accounted for approximately 49% of our 2015 total segment operating revenues as compared to 54% in 2014 and 59% of our 2015 total segment contribution as compared to 66% in 2014. This segment provides services to business, governmental and wholesale customers, and individual subscribers who purchase wireless services through employer-sponsored plans. We provide advanced IP-based services including Virtual Private Networks (VPN), Ethernet-related products and broadband, collectively referred to as strategic business services, as well as traditional data and voice products. We utilize our wireless and wired network and are marketed to provide a complete communications solution to our business customers.

The Entertainment Group segment accounted for approximately 24% of our 2015 total segment operating revenues as compared to 17% in 2014 and 7% of our 2015 total segment contribution as compared to a loss in 2014. This segment provides video, Internet and voice communication services to residential customers located in the U.S. or in U.S. territories. We utilize our copper and IP-based (referred to as "wired" or "wireline") wired network and/or our satellite technology.

The Consumer Mobility segment accounted for approximately 24% of our 2015 total segment operating revenues as compared to 28% in 2014 and 35% of our 2015 total segment contribution as compared to 39% in 2014. This segment provides nationwide wireless service to consumers, and wireless wholesale and resale subscribers located in the U.S. or in U.S. territories. We utilize our U.S. wireless network to provide voice and data services, including high-speed Internet, video entertainment and home monitoring services.

The International segment accounted for approximately 3% of our 2015 total segment operating revenues. This segment provides entertainment services in Latin America and wireless services in Mexico. Video entertainment services are provided to primarily residential customers using satellite technology. We utilize our regional and national networks in Mexico to provide consumer and business customers with wireless data and voice communication services. Our international subsidiaries conduct business in their local currency and operating results are converted to U.S. dollars using official exchange rates. Our International segment is subject to foreign currency fluctuations.

Our operating assets are utilized by multiple segments and consist of our wireless and wired networks as well as an international satellite fleet. We manage our assets to provide for the most efficient, effective and integrated service to our customers, not by operating segment, and therefore asset information and capital expenditures by operating segment are not presented. Depreciation is allocated based on network usage or asset utilization by segment.

We discuss capital expenditures in "Liquidity and Capital Resources."

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Business Solutions
Segment Results
				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013

Segment operating revenues
Wireless service	$30,687	$30,182	$29,696	1.7%	1.6%
Fixed strategic services	10,910	9,666	8,444	12.9	14.5
Legacy voice and data services	18,019	19,857	21,669	(9.3)	(8.4)
Other service and equipment	3,558	3,860	3,878	(7.8)	(0.5)
Wireless equipment	7,953	7,041	3,960	13.0	77.8
Total Segment Operating Revenues	71,127	70,606	67,647	0.7	4.4

Segment operating expenses
Operations and support	44,946	45,826	43,442	(1.9)	5.5
Depreciation and amortization	9,789	9,355	8,965	4.6	4.4
Total Segment Operating Expenses	54,735	55,181	52,407	(0.8)	5.3
Segment Operating Income	16,392	15,425	15,240	6.3	1.2
Segment Contribution	$16,392	$15,425	$15,240	6.3%	1.2%

The following table highlights other key measures of performance for the Business Solutions segment:

				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
(in 000s)
Business Wireless Subscribers
Postpaid	48,290	45,160	40,811	6.9%	10.7%
Reseller	85	11	(1)	-	-
Connected devices [1]	25,284	19,943	16,326	26.8	22.2
Total Business Wireless Subscribers	73,659	65,114	57,136	13.1	14.0

Business Wireless Net Additions [2]
Postpaid	1,203	2,064	1,381	(41.7)	49.5
Reseller	13	6	-	-	-
Connected devices [1]	5,315	3,439	2,032	54.6	69.2
Business Wireless Net Subscriber Additions	6,531	5,509	3,413	18.6	61.4

Business Wireless Postpaid Churn [2,3]	0.99%	0.90%	0.89%	9 BP	1 BP

Business IP Broadband Connections	911	822	631	10.8	30.3
Business IP Broadband Net Additions	89	191	327	(53.4)%	(41.6)%
[1] Includes data-centric devices such as session-based tablets, monitoring devices and automobile systems. Excludes postpaid tablets.
[2] Excludes migrations between AT&T segments and/or subscriber categories and acquisition-related additions during the period.
3 Calculated by dividing the aggregate number of wireless subscribers who canceled service during a period divided by the total number of wireless subscribers at the beginning of that period. The churn rate for the period is equal to the average of the churn rate for each month of that period.

Operating revenues increased $521, or 0.7%, in 2015 and $2,959, or 4.4%, in 2014. Revenue growth was driven by wireless revenues and continued growth in fixed strategic business services, partially offset by continued declines in our legacy voice and data services and foreign exchange pressures.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless service revenues increased $505, or 1.7%, in 2015 and $486, or 1.6%, in 2014. The revenue increases reflect smartphone and tablet gains as well as customer migrations from our Consumer Mobility segment.

Business wireless subscribers increased 13.1%, to 73.7 million subscribers at December 31, 2015 compared to 14.0%, to 65.1 million subscribers at December 31, 2014. Postpaid subscribers increased 6.9% in 2015 compared to 10.7% in 2014 reflecting the addition of new customers as well as migrations from our Consumer Mobility segment, partially offset by continuing competitive pressures in the industry. Connected devices, which have lower average revenue per average subscriber (ARPU) and lower churn, increased 26.8% in 2015 compared to 22.2% in 2014 reflecting growth in business customers using tracking, monitoring and other sensor-embedded devices on their equipment.

The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Business wireless postpaid churn increased to 0.99% in 2015 from 0.90% in 2014 and 0.89% in 2013.

Fixed strategic services revenues increased $1,244, or 12.9%, in 2015 and $1,222, or 14.5%, in 2014. Our revenues, which were negatively impacted by foreign exchange rates, increased in 2015 and 2014 due to: Ethernet increases of $389 and $340, U-verse services increases of $247 and $170, Ethernet access to Managed Internet Services increases of $190 and $163 and VPN increases of $116 and $359.

Legacy wired voice and data service revenues decreased $1,838, or 9.3%, in 2015 and $1,812, or 8.4%, in 2014. Traditional data revenues in 2015 and 2014 decreased $1,040 and $1,318 and long-distance and local voice revenues decreased $797 and $475. The decreases were primarily due to lower demand as customers continue to shift to our more advanced IP-based offerings or our competitors.

Other service revenues decreased $302, or 7.8%, in 2015 and $18, or 0.5%, in 2014. Other service revenues include project-based revenue, which is nonrecurring in nature, as well as revenues from other managed services, outsourcing, government professional service and customer premises equipment. The declines in 2015 and 2014 are primarily due to lower project-based and equipment revenues, as well as impacts from foreign exchange rates.

Wireless equipment revenues increased $912, or 13.0%, in 2015 and $3,081, or 77.8%, in 2014. The increase was primarily due to the increase in handsets sold under our AT&T NextSM (AT&T Next) program and the increase in sales of higher-priced smartphones.

Operations and support expenses decreased $880, or 1.9%, in 2015 and increased $2,384, or 5.5%, in 2014. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.

Expense decreases in 2015 were primarily due to:
•	Lower commission costs of $995 primarily due to lower average commission rates and fewer upgrade transactions.
•	Lower employee-related charges of $508 resulting from workforce reductions and other cost initiatives.
•	Reductions of $269 in access costs, primarily due to lower interconnect, roaming and traffic compensation costs.
•	Lower customer service costs of $146 primarily resulting from our simplified offerings and increased efforts to resolve customer inquiries on their first call.

Partially offsetting the decreases in 2015 were:
•	Higher wireless handset insurance cost of $370 resulting from higher claim rates and costs per claim.
•	Increased equipment expense of $304 due to the continuing trend of customers choosing higher-cost devices.
•	Higher bad debt expense of $173 resulting from a higher AT&T Next subscriber base.

Expense increases in 2014 were primarily due to:
•	Increased equipment expense of $1,779 due to increased sales and the continuing trend of customers choosing higher-cost devices.
•
Network system costs increased $315 due to increased lease fees, higher maintenance and energy costs resulting from the increase in the number of cell sites and expenses related to our network enhancement efforts.

•	Higher wireless handset insurance cost of $159 resulting from higher claim rates and costs per claim.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Depreciation expense increased $434, or 4.6%, in 2015 and $390, or 4.4%, in 2014. The increases were primarily due to the increase in ongoing capital spending for network upgrades and expansion partially offset by fully depreciated assets.

Operating income increased $967, or 6.3%, in 2015 and $185, or 1.2%, in 2014. Our Business Solutions segment operating income margin was 23.0% in 2015, compared to 21.8% in 2014 and 22.5% in 2013. Our Business Solutions EBITDA margin was 36.8% in 2015, compared to 35.1% in 2014 and 35.8% in 2013.

Entertainment Group
Segment Results
				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013

Segment operating revenues
Video entertainment	$20,271	$6,826	$5,810	-	17.5%
High-speed Internet	6,601	5,522	4,219	19.5	30.9
Legacy voice and data services	5,914	7,592	9,667	(22.1)	(21.5)
Other service and equipment	2,508	2,293	1,846	9.4	24.2
Total Segment Operating Revenues	35,294	22,233	21,542	58.7	3.2

Segment operating expenses
Operations and support	28,345	18,992	17,943	49.2	5.8
Depreciation and amortization	4,945	4,473	4,815	10.6	(7.1)
Total Segment Operating Expenses	33,290	23,465	22,758	41.9	3.1
Segment Operating Income (Loss)	2,004	(1,232)	(1,216)	-	(1.3)
Equity in Net Income (Loss) of Affiliates	(4)	(2)	-	-	-
Segment Contribution	$2,000	$(1,234)	$(1,216)	-	(1.5)%

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The following table highlights other key measures of performance for the Entertainment Group segment:

				Percent Change
(in 000s)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Video Connections
Satellite	19,784	-	-	-	-
U-verse	5,614	5,920	5,257	(5.2)	12.6
Total Video Connections	25,398	5,920	5,257	-	12.6

Video Net Additions [1]
Satellite	240	-	-	-	-
U-verse	(306)	663	889	-	(25.4)
Net Video Additions	(66)	663	889	-	(25.4)

Broadband Connections
IP	12,356	11,383	9,484	8.5	20.0
DSL	1,930	3,061	4,829	(36.9)	(36.6)
Total Broadband Connections	14,286	14,444	14,313	(1.1)	0.9

Broadband Net Additions
IP	973	1,899	2,266	(48.8)	(16.2)
DSL	(1,130)	(1,768)	(2,103)	36.1	15.9
Net Broadband Additions	(157)	131	163	-	(19.6)

Retail Consumer Switched Access Lines	7,286	9,243	12,013	(21.2)	(23.1)
U-verse Consumer VoIP Connections	5,212	4,759	3,701	9.5	28.6
Total Retail Consumer Voice Connections	12,498	14,002	15,714	(10.7)%	(10.9)%
[1] Excludes acquisition-related additions during the period.

Operating revenues increased $13,061, or 58.7%, in 2015 and $691, or 3.2%, in 2014. Our July 2015 acquisition of DIRECTV was largely responsible for higher revenues beginning in the third quarter of 2015. Also contributing to the increases was continued strong growth in consumer IP broadband and U-verse video, which more than offset lower revenues from legacy voice and data products.

Video entertainment revenues increased $13,445 in 2015 and $1,016, or 17.5%, in 2014. The 2015 increase was primarily related to our acquisition of DIRECTV. With our acquisition of DIRECTV, we are now focusing our sales efforts on satellite service as there are lower content costs for satellite subscribers. U-verse video revenue increased $932 in 2015. The 2014 increase was primarily due to a 12.6% increase in U-verse video connections, when compared to 2013.

High-speed Internet revenues increased $1,079, or 19.5%, in 2015 and $1,303, or 30.9%, in 2014. When compared to 2014, IP broadband connections increased 8.5%, to 12.4 million connections at December 31, 2015; however, 2015 net additions were lower due to fewer U-verse sales promotions in the year and churn of video customers, some of whom also purchased broadband service. When compared to 2013, IP broadband connections increased 20.0%, to 11.4 million connections at December 31, 2014.

Legacy voice and data service revenues decreased $1,678, or 22.1%, in 2015 and $2,075, or 21.5%, in 2014. The revenue decreases were due to a $1,083 and $1,367 decrease in long-distance and local voice revenues, respectively, and a $593 and $710 decrease in traditional data revenues, which include circuit-based services.

Other service and equipment revenues increased $215, or 9.4%, in 2015 and $447, or 24.2%, in 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Operations and support expenses increased $9,353, or 49.2%, in 2015 and $1,049, or 5.8%, in 2014. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks, providing video content and personnel costs, such as compensation and benefits.

Increased operations and support expenses in 2015 were primarily due to our acquisition of DIRECTV, which increased our Entertainment Group operations and support expenses $9,683. The increases were primarily due to our addition of DIRECTV and content cost increases for our U-verse services.

Increased operations and support expenses in 2014 resulted from an increase of $763 in content costs, reflecting an increased number of subscribers and increasing content costs; an increase of $192 for installation costs; and an increase of $90 for selling and commission expenses resulting from the overall growth of our U-verse services.

Partially offsetting the increased expenses in both years were lower employee charges resulting from ongoing workforce reductions, our focus on cost initiatives and lower equipment costs.

Depreciation expenses increased $472, or 10.6%, in 2015 and decreased $342, or 7.1%, in 2014. Our 2015 increase was primarily due to our acquisition of DIRECTV and ongoing capital spending for network upgrades and expansion, partially offset by fully depreciated assets. Our 2014 decrease was primarily due to extending the estimated useful life of software, partially offset by ongoing capital spending for network upgrades and expansion.

Operating income increased $3,236 in 2015 and decreased $16, or 1.3%, in 2014. Our Entertainment Group segment operating income margin was 5.7% in 2015, (5.5)% in 2014, and (5.6)% in 2013. Our Entertainment Group EBITDA margin was 19.7% in 2015, 14.6% in 2014, and 16.7% in 2013.

Consumer Mobility
Segment Results
				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013

Segment operating revenues
Postpaid wireless	$22,030	$24,282	$27,140	(9.3)%	(10.5)%
Prepaid wireless	4,662	4,205	2,317	10.9	81.5
Other service revenue	2,458	2,363	2,399	4.0	(1.5)
Equipment	5,916	5,919	4,387	(0.1)	34.9
Total Segment Operating Revenues	35,066	36,769	36,243	(4.6)	1.5

Segment operating expenses
Operations and support	21,477	23,891	22,545	(10.1)	6.0
Depreciation and amortization	3,851	3,827	3,683	0.6	3.9
Total Segment Operating Expenses	25,328	27,718	26,228	(8.6)	5.7
Segment Operating Income	9,738	9,051	10,015	7.6	(9.6)
Equity in Net Income (Loss) of Affiliates	-	(1)	-	-	-
Segment Contribution	$9,738	$9,050	$10,015	7.6%	(9.6)%

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The following table highlights other key measures of performance for the Consumer Mobility segment:

				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
(in 000s)
Consumer Mobility Subscribers
Postpaid	28,814	30,610	31,827	(5.9)%	(3.8)%
Prepaid	11,548	9,965	5,817	15.9	71.3
Reseller	13,690	13,844	14,028	(1.1)	(1.3)
Connected devices [1]	929	1,021	1,567	(9.0)	(34.8)
Total Consumer Mobility Subscribers	54,981	55,440	53,239	(0.8)	4.1

Consumer Mobility Net Additions [2]
Postpaid	463	1,226	395	(62.2)	-
Prepaid	1,364	(311)	377	-	-
Reseller	(168)	(351)	(1,074)	52.1	67.3
Connected devices [1]	(131)	(465)	(390)	71.8	(19.2)
Consumer Mobility Net Subscriber Additions	1,528	99	(692)	-	-

Consumer Mobility Postpaid Churn [2,3]	1.25%	1.22%	1.26%	3 BP	(4) BP
Total Consumer Mobility Churn [2,3]	1.94%	2.06%	1.84%	(12) BP	22 BP
[1] Includes data-centric devices such as session-based tablets, monitoring devices and automobile systems. Excludes postpaid tablets.
[2] Excludes migrations between AT&T segments and/or subscriber categories and acquisition-related additions during the period.
[3] Calculated by dividing the aggregate number of wireless subscribers who canceled service during a period divided by the total number of wireless subscribers at the beginning of that period. The churn rate for the period is equal to the average of the churn rate for each month of that period.

Operating revenues decreased $1,703, or 4.6%, in 2015 and increased $526, or 1.5%, in 2014. Decreased revenues in 2015 reflect declines in postpaid service revenues due to customers choosing Mobile Share plans and migrating to our Business Solutions segment, partially offset by higher prepaid service revenues. Our business wireless offerings allow for individual subscribers to purchase wireless services through employer-sponsored plans for a reduced price. The migration of these subscribers to the Business Solutions segment negatively impacted our consumer postpaid subscriber total and service revenue growth.

Increased revenues in 2014 are primarily due to an increase in prepaid services attributable to our acquisition of Leap and increased equipment revenues. These increases were partially offset by customers choosing Mobile Share plans and migrating to our Business Solutions segment.

Postpaid wireless revenues decreased $2,252, or 9.3%, in 2015 and $2,858, or 10.5%, in 2014. These decreases were largely due to customers continuing to shift to no-device-subsidy plans, which allow for discounted monthly service charges under our Mobile Share plans and the migration of subscribers to Business Solutions. Without the migration of customers to Business Solutions, postpaid wireless revenues would have decreased approximately 4.0% in 2015 and 5.4% for 2014.

Prepaid wireless revenues increased $457, or 10.9%, in 2015 and $1,888, or 81.5%, in 2014. Our prepaid services, which include services sold under the Cricket brand, are monthly prepaid services. Prepaid wireless revenues increased in 2015 primarily due to growth in the subscriber base. The increase in 2014 was primarily due to our March 2014 acquisition of Leap.

Other service revenue increased $95, or 4.0%, in 2015 and decreased $36, or 1.5%, in 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Equipment revenue decreased $3, or 0.1%, in 2015 and increased $1,532, or 34.9%, in 2014. The increase in 2014 was primarily related to the increase in devices sold under our AT&T Next program and the increase in sales of higher-priced smartphones.
Operations and support expenses decreased $2,414, or 10.1%, in 2015 and increased $1,346, or 6.0%, in 2014. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.
Decreased operations and support expenses in 2015 were primarily due to the following:
•	Selling and commission expenses decreased $861 primarily due to lower average commission rates, including those paid under the AT&T Next program, combined with fewer upgrade transactions.
•	Network costs decreased $434 primarily due to lower interconnect costs resulting from our ongoing network transition to more efficient Ethernet/IP-based technologies.
•	Equipment costs decreased $406 primarily due to the decrease in volume of equipment sales, partially offset by an increase in the cost of smartphones.
•	Customer service costs decreased $275 primarily due to reduced salaries and benefits, lower vendor and professional services from reduced call volumes.
•	Other cost of service decreased $209 primarily due to incollect roaming fee rate declines, which were partially offset by increased data volume.

Increased operations and support expenses in 2014 were primarily due to the following:
•	Equipment costs increased $613, reflecting increased sales and customers choosing more expensive smartphones.
•	Handset insurance cost increased $283 due to an increase in the cost of replacement phones.
•
Network costs increased $222 due to increased lease fees, higher maintenance and energy costs resulting from the increase in the number of cell sites and expenses related to our network enhancement efforts. These increases were partially offset by lower interconnect costs resulting from our ongoing network transition to more efficient Ethernet/IP-based technologies.

•
Other cost of service increased $190 primarily due to equipment/device service-related costs associated with home monitoring services and higher incollect roaming costs resulting from increased data volume, which was partially due to the acquisition of Leap. These increases were partially offset by incollect roaming fee rate declines.

Partially offsetting these increases in 2014 were lower selling and commission expenses of $253, which were primarily due to lower average commission rates, including those paid under the AT&T Next program.

Depreciation expense increased $24, or 0.6%, in 2015 and $144, or 3.9%, in 2014. The increase in 2015 was primarily due to ongoing capital spending for network upgrades and expansion that was largely offset by fully depreciated assets. The increase in 2014 was primarily due to ongoing capital spending for network upgrades and expansion, as well as the acquisition of Leap partially offset by fully depreciated assets and extending the estimated useful life of software.

Operating income increased $687, or 7.6%, in 2015 and decreased $964, or 9.6%, in 2014. Our Consumer Mobility segment operating income margin was 27.8% in 2015, compared to 24.6% in 2014 and 27.6% in 2013. Our Consumer Mobility EBITDA margin was 38.8% in 2015, compared to 35.0% in 2014 and 37.8% in 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

International
Segment Results
				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Segment operating revenues
Video entertainment	$2,150	$-	$-	-	-
Wireless	1,647	-	-	-	-
Equipment	305	-	-	-	-
Total Segment Operating Revenues	4,102	-	-	-	-

Segment operating expenses
Operations and support	3,930	-	-	-	-
Depreciation and amortization	655	-	-	-	-
Total Segment Operating Expenses	4,585	-	-	-	-
Segment Operating Income (Loss)	(483)	-	-	-	-
Equity in Net Income (Loss) of Affiliates	(5)	153	532	-	(71.2)
Segment Contribution	$(488)	$153	$532	-	(71.2)%

Operating Results
Our International segment consists of the Latin America operations acquired in our July 2015 acquisition of DIRECTV as well as the Mexican wireless operations acquired earlier in 2015 (see Note 7). For 2015, our International segment operating income margin was (11.8)% and our International EBITDA margin was 4.2%.

Our 2015 operating revenues were $4,102, with $1,952 attributable to wireless revenues in Mexico and $2,150 in video services in Latin America. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks, providing video content and personnel costs, such as compensation and benefits. Our 2015 operating expenses were $3,930 and operating loss was $483.

Connections Summary
At December 31, 2015, we had approximately 8.7 million wireless subscribers in Mexico and 12.5 million video connections in Latin America, including 5.4 million in Brazil. Since acquisition, our Mexico wireless business had a net loss of 96,000 subscribers, mainly prepaid customers, and our Latin America operations had a net loss of 147,000 video connections.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Supplemental Operating Information

As a supplemental discussion of our operating results, for comparison purposes, we are providing a view of our combined domestic wireless operations (AT&T Mobility).

AT&T Mobility Results
				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013

Operating revenues
Service	$59,837	$61,032	$61,552	(2.0)%	(0.8)%
Equipment	13,868	12,960	8,347	7.0	55.3
Total Operating Revenues	73,705	73,992	69,899	(0.4)	5.9

Operating expenses
Operations and support	45,789	48,348	44,508	(5.3)	8.6
EBITDA	27,916	25,644	25,391	8.9	1.0
Depreciation and amortization	8,113	7,744	7,249	4.8	6.8
Total Operating Expenses	53,902	56,092	51,757	(3.9)	8.4
Operating Income	$19,803	$17,900	$18,142	10.6%	(1.3)%

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The following table highlights other key measures of performance for AT&T Mobility:

				Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
(in 000s)
Wireless Subscribers [1]
Postpaid smartphones	58,073	56,644	51,874	2.5%	9.2%
Postpaid feature phones and data-centric devices	19,032	19,126	20,764	(0.5)	(7.9)
Postpaid	77,105	75,770	72,638	1.8	4.3
Prepaid [5]	11,548	9,965	5,817	15.9	71.3
Reseller	13,774	13,855	14,028	(0.6)	(1.2)
Connected devices [2]	26,213	20,964	17,893	25.0	17.2
Total Wireless Subscribers	128,640	120,554	110,376	6.7	9.2

Net Additions [3]
Postpaid	1,666	3,290	1,776	(49.4)	85.2
Prepaid [5]	1,364	(311)	377	-	-
Branded Net Adds	3,030	2,979	2,153	1.7	38.4
Reseller	(155)	(346)	(1,074)	55.2	67.8
Connected devices [2]	5,184	2,975	1,642	74.3	81.2
Net Subscriber Additions	8,059	5,608	2,721	43.7	-

Branded smartphones	67,200	62,443	54,262	7.6	15.1
Mobile Share connections	61,275	52,370	21,143	17.0	-
Smartphones under our installment program at end of period	26,670	15,308	1,488	74.2	-
Smartphones sold under our installment program during period	17,320	15,268	1,540	13.4%	-

Total Churn [4]	1.39%	1.45%	1.37%	(6) BP	8 BP
Postpaid Churn [4]	1.09%	1.04%	1.06%	5 BP	(2) BP
[1] Represents 100% of AT&T Mobility wireless subscribers.
[2] Includes data-centric devices such as session-based tablets, monitoring devices and automobile systems. Excludes postpaid tablets.
[3] Excludes acquisition-related additions during the period.
[4] Calculated by dividing the aggregate number of wireless subscribers who canceled service during a period divided by the total number of wireless subscribers at the beginning of that period. The churn rate for the period is equal to the average of the churn rate for each month of that period.

5 In 2015, session-based tablets were reclassified to connected devices. Prior period amounts reflect the current period presentation.

Operating income increased $1,903, or 10.6%, in 2015 and decreased $242, or 1.3%, in 2014. The operating income margin of AT&T Mobility was 26.9% in 2015, compared to 24.2% in 2014 and 26.0% in 2013. AT&T Mobility's EBITDA margin was 37.9% in 2015, compared to 34.7% in 2014 and 36.3% in 2013. AT&T Mobility's EBITDA service margin was 46.7% in 2015, compared to 42.0% in 2014 and 41.3% in 2013. (EBITDA service margin is operating income before depreciation and amortization, divided by total service revenues.)

Subscriber Relationships
As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative services, plans and devices and a wireless network that has sufficient spectrum and capacity to support these innovations on as broad a geographic basis as possible. To attract and retain subscribers in a maturing market, we have launched a wide variety of plans, including Mobile Share and AT&T Next.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

ARPU
Postpaid phone-only ARPU (average revenue per average wireless subscriber) decreased 4.0% in 2015 and 6.6% in 2014 reflecting subscribers' continued adoption of AT&T Next and Mobile Share plans. Postpaid phone-only ARPU plus AT&T Next subscriber installment billings (postpaid phone-only ARPU plus AT&T Next) increased 3.4% in 2015 due to the continuing growth of the AT&T Next program. Postpaid phone-only ARPU plus AT&T Next decreased 2.4% in 2014.

Churn
The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Total churn was lower in 2015. Postpaid churn was slightly higher in 2015 reflecting continuing competitive pressure in the industry.

Postpaid
Postpaid subscribers increased 1.8% and 4.3% in 2015 and 2014, respectively. At December 31, 2015, 87% of our postpaid phone subscriber base used smartphones, compared to 83% at December 31, 2014 and 77% at December 31, 2013. About 98% of our postpaid smartphone subscribers are on plans that provide for service on multiple devices at reduced rates, and such subscribers tend to have higher retention and lower churn rates. A growing percentage of our postpaid smartphone subscribers are on usage-based data plans, with approximately 51.1 million subscribers on these plans as compared to 48.5 million and 38.7 million, respectively, in the prior two years. About half of our Mobile Share accounts have chosen data plans with 10 gigabytes or higher. Device connections on our Mobile Share plans now represent over 79% of our postpaid customer base. Such offerings are intended to encourage existing subscribers to upgrade their current services and/or add connected devices, attract subscribers from other providers and minimize subscriber churn.

During 2015, we offered postpaid wireless service under two alternatives: (1) for subscribers purchasing a device on installments under the AT&T Next program or for those that bring their own device, no annual service contract is signed; however, the device must be paid in full under the AT&T Next contract if the customer chooses to drop their service from AT&T; and (2) for subscribers who purchase their equipment under the traditional device subsidy model, service contracts are for two-year periods with an increasing portion of these subscribers receiving unlimited voice and texting services in conjunction with data services purchased through our Mobile Share plans. Approximately 69% of all postpaid smartphone gross ads and upgrades during 2015 chose AT&T Next. While BYOD customers do not generate equipment revenue or incur additional expenses for device subsidy, the service revenue helps improve our margins. In late December 2015, we announced an end to offering subsidized handsets for most of our customers.

Our AT&T Next program allows for postpaid subscribers to purchase certain devices in installments over a period of up to 30 months. Additionally, after a specified period of time, they also have the right to trade in the original device for a new device with a new installment plan and have the remaining unpaid balance satisfied. For customers who elect these installment programs, we recognize equipment revenue at the time of the sale for the amount of the customer receivable, net of the fair value of the trade-in right guarantee and imputed interest. A significant percentage of our customers on the AT&T Next program pay a lower monthly service charge, which results in lower service revenue recorded for these subscribers.

Prepaid
In 2015, we updated our definition of prepaid subscribers to exclude session-based tablets, which are now included with connected devices. Prepaid subscribers now consist primarily of phone users. Prepaid subscribers increased 15.9% and 71.3% in 2015 and 2014, respectively.

Connected Devices
Connected devices includes data-centric devices such as session-based tablets, monitoring devices and automobile systems. Connected device subscribers increased 25.0% and 17.2% in 2015 and 2014, respectively. During 2015, we added approximately 3.9 million "connected" cars through agreements with various carmakers. We believe that these connected car agreements give us the opportunity to create future retail relationships with the car owners.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2016 Revenue Trends We expect our operating environment in 2016 to be very competitive, especially in the wireless area, as companies and consumers continue to demand instant connectivity and yet we face a regulatory environment that appears increasingly unfriendly to investment in broadband services. Despite these challenges, we expect to grow our consolidated operating revenues in 2016, driven by our ability to offer integrated wireless, video and wireline services, as well as continuing growth in fixed strategic services. We expect that robust competition in the wireless industry will continue to pressure service revenue and ARPU. Our AT&T Next program is expected to generate continued growth in equipment revenue, which has the corresponding impact of lowering service revenues. In late December 2015, we announced an end to offering subsidized handsets for most of our customers. We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional telephone service revenues. We expect our 2015 acquisitions of DIRECTV and wireless properties in Mexico to increase revenues, although we expect to incur significant integration costs in the same period.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

2016 Expense Trends  We expect stable consolidated operating income margins in 2016 as growth in AT&T Next is reducing subsidized handset costs over time and we lower our marginal cost of providing video services and operating our network. We expect to continue our focus on cost reductions, driving savings through automation, supply chain, benefits, digitizing transactions and optimizing network costs. In addition, the transition of our network to a more efficient software-based technology is expected to contribute to favorable expense trends over the next several years. Expenses related to growth areas of our business, including wireless data, and integration of DIRECTV's operations, will apply offsetting pressure to our operating income margin.

Market Conditions During 2015, the ongoing slow recovery in the general economy continued to negatively affect our customers. Certain industries, such as energy and export-driven businesses are being especially cautious while residential customers continue to be price sensitive in selecting offerings, especially in the wireless area, and continue to focus on offerings that give them efficient access to video and broadcast services. We expect continued pressure on pricing during 2016 as we respond to this intense competition, especially in the wireless business.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. Our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In September 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC to the trust used to pay pension benefits. The trust is entitled to receive cumulative annual cash distributions of $560, which will result in a $560 contribution during 2016. In addition, we will contribute $175 no later than the due date for our federal income tax return for 2015. We do not have significant additional contribution requirements to our pension plans for 2016. However, a weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market, and changes in the performance of equity markets, may have significant impacts on the valuation of our pension and other postretirement obligations at the end of 2016 (see "Accounting Policies and Estimates").

OPERATING ENVIRONMENT OVERVIEW

AT&T subsidiaries operating within the United States are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the United States are subject to the jurisdiction of national and supranational regulatory authorities in the markets where service is provided.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained or expanded certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. We are pursuing, at both the state and federal levels, additional legislative and regulatory measures to reduce regulatory burdens that are no longer appropriate in a competitive telecommunications market and that inhibit our ability to compete more effectively and offer services wanted and needed by our customers, including initiatives to transition services from traditional networks to all IP-based networks. At the same time, we also seek to ensure that legacy regulations are not further extended to broadband or wireless services, which are subject to vigorous competition.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

In February 2015, the FCC released an order reclassifying both fixed and mobile consumer broadband Internet access services as telecommunications services, subject to comprehensive regulation under the Telecom Act. The FCC's decision significantly expands the FCC's existing authority to regulate the provision of fixed and mobile broadband Internet access services. AT&T and other providers of broadband Internet access services have challenged the FCC's decision before the U.S. Court of Appeals for the D.C. Circuit. We expect a decision on AT&T's appeal in the first half of 2016.

We provide satellite video service through our subsidiary DIRECTV, whose satellites are licensed by the FCC. The Communications Act of 1934 and other related acts give the FCC broad authority to regulate the U.S. operations of DIRECTV. In addition, states representing a majority of our local service access lines have adopted legislation that enables us to provide U-verse video service through a single statewide or state-approved franchise (as opposed to the need to acquire hundreds or even thousands of municipal-approved franchises) to offer competitive video services. We also are supporting efforts to update and improve regulatory treatment for retail services. Regulatory reform and passage of legislation is uncertain and depends on many factors.

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

The FCC has recognized that the explosive growth of bandwidth-intensive wireless data services requires the U.S. Government to make more spectrum available. In February 2012, Congress set forth specific spectrum blocks to be auctioned and licensed by February 2015 (the "AWS-3 Auction"), and also authorized the FCC to conduct an "incentive auction," to make available for wireless broadband use certain spectrum that is currently used by broadcast television licensees (the "600 MHz Auction"). We participated in the AWS-3 Auction. The FCC announced that the 600 MHz Auction (Auction 1000) is scheduled to begin on March 29, 2016.

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

Expected Growth Areas
Over the next few years, we expect our growth to come from IP-based broadband services, video entertainment and wireless services from our expanded North American footprint. With our 2015 acquisitions of DIRECTV and wireless properties in Mexico, our revenue mix is much more diversified. We can now provide integrated services to diverse groups of customers in the U.S. on different technological platforms, including wireless, satellite and wireline. In 2016, we expect our largest revenue stream to come from business customers, followed by U.S. consumer video and broadband, U.S. consumer mobility and then international video and mobility.

Integration of Data/Broadband and Entertainment Services  As the communications industry continues to move toward Internet-based technologies that are capable of blending wireline, satellite and wireless services, we plan to offer services that take advantage of these new and more sophisticated technologies. In particular, we intend to continue to focus on expanding our high-speed Internet and video offerings and on developing IP-based services that allow customers to unite their home or business fixed services with their mobile service. During 2016, we will continue to develop and provide unique integrated video, mobile and broadband solutions. In January 2016, we began offering an unlimited mobile data plan to customers who also purchase DIRECTV or U-verse video service, thereby facilitating our customers' desire to view video anywhere on demand and encouraging customer retention.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Wireless  We expect to deliver continued revenue growth in the coming years. We are in a period of rapid growth in wireless data usage and believe that there are substantial opportunities available for next-generation converged services that combine technologies and services. For example, we entered into agreements with many automobile manufacturers and began providing vehicle-embedded security and entertainment services.

In the United States, we now cover all major metropolitan areas and more than 310 million people with our LTE technology. We also provide 4G coverage using another technology (HSPA+), and when combined with our upgraded backhaul network, we are able to enhance our network capabilities and provide superior mobile broadband speeds for data and video services. Our wireless network also relies on other GSM digital transmission technologies for 3G and 2G data communications. As of December 31, 2015, we served more than 128 million U.S. subscribers.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative video and data services and a wireless network that has sufficient spectrum and capacity to support these innovations. We continue to face spectrum and capacity constraints on our wireless network in certain markets. We expect such constraints to increase and expand to additional markets in the coming years. While we are continuing to invest significant capital in expanding our network capacity, our capacity constraints could affect the quality of existing voice and data services and our ability to launch new, advanced wireless broadband services, unless we are able to obtain more spectrum. Any long-term spectrum solution will require that the FCC make additional spectrum available to the wireless industry to meet the expanding needs of our subscribers. We will continue to attempt to address spectrum and capacity constraints on a market-by-market basis.

In 2015, we acquired two Mexican wireless providers. These two acquisitions give us a GSM network covering both the U.S. and Mexico and enable our customers to use wireless services without roaming on other companies' networks. We believe this seamless access will prove attractive to customers and provide a significant growth opportunity. We also announced in 2015 our plan to invest $3,000 to upgrade the network in Mexico to provide LTE coverage to 100 million people and businesses by year-end 2018. As of year-end 2015, this LTE network covered approximately 44 million people and businesses in Mexico.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant regulatory proceedings that directly affected our operations during 2015. Industry-wide regulatory developments are discussed above in Operating Environment Overview. While these issues may apply only to certain subsidiaries, the words "we," "AT&T" and "our" are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

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

Federal Regulation  In February 2015, the FCC released an order in response to the D.C. Circuit's January 2014 decision adopting new rules, and reclassifying both fixed and mobile consumer broadband Internet access services as telecommunications services, subject to comprehensive regulation under the Telecom Act. The FCC's decision significantly expands the FCC's existing authority to regulate the provision of fixed and mobile broadband Internet access services. The FCC also asserted jurisdiction over Internet interconnection arrangements, which until now have been unregulated. These actions could have an adverse impact on our fixed and mobile broadband services and operating results. AT&T and several other parties, including US Telecom and CTIA trade groups, have appealed the FCC's order. Briefing and oral argument on the appeal have been completed. The D.C. Circuit is expected to rule on the appeal in the first half of 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

COMPETITION

Competition continues to increase for communications and digital entertainment services. Technological advances have expanded the types and uses of services and products available, which has expanded opportunities in significant portions of our business, including our 2015 acquisitions of DIRECTV and two Mexican wireless providers. Certain of our competitors may have lower costs for comparable alternative servies due to a lack of or a reduced level of regulation.

We face substantial and increasing competition in our wireless businesses. Under current FCC rules, multiple licensees, who provide wireless services on the cellular, PCS, Advanced Wireless Services, 700 MHz and other spectrum bands, may operate in each of our service areas. Our competitors include brands such as Verizon Wireless, Sprint, T-Mobile/Metro PCS, a larger number of regional providers of cellular, PCS and other wireless communications services and resellers of those services. In addition, we face competition from providers who offer voice, text messaging and other services as applications on data networks. More than 98 percent of the U.S. population live in areas with at least three mobile telephone operators, and more than 94 percent of the population live in areas with at least four competing carriers. We are one of three providers in Mexico, with the most significant market share controlled by América Móvil. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, call quality, coverage area and customer service.

Our subsidiaries providing communications and digital entertainment services will face continued competitive pressure in 2016 from multiple providers, including wireless, satellite, cable and other VoIP providers, online video providers, and interexchange carriers and resellers. In addition, the desire for high-speed data on demand, including video, and lingering economic sluggishness are continuing to lead customers to terminate their traditional wired services and use our or competitors' wireless, satellite and Internet-based services. In most markets, we compete for customers, often on pricing of bundled services, with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc., for high-speed Internet, video and voice services and other smaller telecommunications companies for both long-distance and local services. In addition, in Latin American countries served by our DIRECTV subsidiary, we also face competition from other video providers, including América Móvil and Telefónica.

Our Entertainment Group and Business Solutions segments generally remain subject to regulation for certain legacy wireline wholesale services by state regulatory commissions for intrastate services and by the FCC for interstate services. Under the Telecom Act, companies seeking to interconnect to our networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission.

Our Entertainment Group and Business Solutions segments operate portions of their business under state-specific forms of regulation for retail services that were either legislatively enacted or authorized by the appropriate state regulatory commission. Most states deregulate the competitive services; impose price caps for some services where the prices for these services are not tied to the cost of providing the services or to rate-of-return requirements; or adopt a regulatory framework that incorporates deregulation and price caps. Some states may impose minimum customer service standards with required payments if we fail to meet the standards.

We continue to lose legacy voice and data subscribers due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based). In response to these competitive pressures, for a number of years we have used a bundling strategy that rewards customers who consolidate their services (e.g., telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling services, including combined packages of wireless data and voice and video service. We will continue to develop innovative and integrated services that capitalize on our wireless and IP-based network and satellites.

Additionally, we provide local and interstate telephone and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, other telephone companies, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies, the introduction of innovative offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services. We face a number of international competitors, including Orange Business Services, British Telecom, Singapore Telecommunications Limited and Verizon Communications Inc., as well as competition from a number of large systems integrators, such as HP Enterprise Services.

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

Allowance for Doubtful Accounts  We record expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts and installment receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $142.

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 12. Our assumed discount rate for pension and postretirement benefits of 4.60% and 4.50%, respectively, at December 31, 2015, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2015, we increased our pension discount rate by 0.30%, resulting in a decrease in our pension plan benefit obligation of $1,977 and increased our postretirement discount rate by 0.30%, resulting in a decrease in our postretirement benefit obligation of $854. For the year ended December 31, 2014, we decreased our pension discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $4,854 and decreased our postretirement discount rate 0.80%, resulting in an increase in our postretirement benefit obligation of $2,786.

Our expected long-term rate of return on pension plan assets is 7.75% for 2016 and 2015. Our expected long-term rate of return on postretirement plan assets is 5.75% for 2016 and 2015. Our expected return on plan assets is calculated using the actual fair value of plan assets. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2016 combined pension and postretirement cost to increase $232, which under our accounting policy would be adjusted to actual returns in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans. In 2015, the actual return on our combined pension and postretirement plan assets was 1.3%, resulting in an actuarial loss of $3,070.

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

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 6. We assign useful lives based on periodic studies of actual asset lives. During 2014, we completed studies evaluating the periods that we were utilizing our software assets, which resulted in our extending our estimated useful lives for certain capitalized software to five years to better reflect the estimated periods during which these assets will remain in service, which is also consistent with the estimated useful lives used in the industry. Prior to 2014, all capitalized software costs were primarily amortized over a three-year period.

If all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would have resulted in a decrease of approximately $3,550 in our 2015 depreciation expense and that a one-year decrease would have resulted in an increase of approximately $4,886 in our 2015 depreciation expense.

Asset Valuations and Impairments  We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, trade names, orbital slots and wireless licenses (spectrum). In determining the future cash flows, we consider demand, competition and other economic factors.
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
Goodwill and other indefinite lived intangible assets are not amortized but tested at least annually for impairment. We conduct our impairment tests as of October 1. We test goodwill on a reporting unit basis, and some reporting units coincide with our segments, while others are one level below our segments. If, due to changes in how we manage the business, we move a portion of a reporting unit to another reporting unit, we determine the amount of goodwill to reallocate to the new reporting unit based on the relative fair value of the portion of the business moved and the portion of the business remaining in the reporting unit. The goodwill impairment test is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that measurement to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value (i.e., an indication of impairment exists), then we perform the second step.
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
As shown in Note 7, all of our goodwill resides in the Business Solutions, Entertainment Group, Consumer Mobility and International segments. For each of the reporting units in those segments, we assess their fair values using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes a 10-year cash flow projection with a perpetuity value discounted using an appropriate weighted average cost of capital rate for each reporting unit. The market multiple approach uses a multiple of a company's EBITDA. We determined the multiples of the publicly traded companies whose services are comparable to those offered by the reporting unit and then calculated a weighted-average of those multiples. Using those weighted averages, we then calculated fair values for each of those reporting units. In 2015, the calculated fair value of the reporting unit exceeded book value in all circumstances, and no additional testing was necessary. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units, and additional testing would still have not been necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts
Wireless licenses (spectrum) in the U.S. are tested for impairment on an aggregate basis, consistent with use of the licenses to support the Business Solutions and Consumer Mobility segments on a national scope. As in prior years, we performed our test of the fair values of licenses using a discounted cash flow model (the Greenfield Approach). We also corroborated the value of wireless licenses with a market approach as the AWS-3 auction provided market price information for national wireless licenses. The Greenfield Approach assumes a company initially owns only the wireless licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, EBITDA margins and churn rates. For impairment testing purposes, we assumed wireless revenue growth to trend up from our 2015 decline of 0.4% to a long-term growth rate that reflects expected long-term inflation trends. We assumed our churn rates will increase in 2016 from our rate of 1.39% in 2015, in line with expected trends in the U.S. industry but at a rate comparable with industry-leading churn. EBITDA margins were assumed to trend toward 40% annually, and EBITDA service margins were assumed to continue to trend to at least 40% annually.
This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. We based the assumptions on a combination of average marketplace participant data and our historical results, trends and business plans. We also used operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc., to develop the projected cash flows. Since we included the cash flows associated with these other inputs in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. We used a discount rate of 8.25%, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. This discount rate is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.
If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair values of the wireless licenses, while less than currently projected, would still be higher than the book value of the licenses. The fair value of the licenses exceeded the book value by more than 10%.
We review customer relationships and other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. To determine that the asset is recoverable, we verify that the expected undiscounted future cash flows directly related to that asset exceed its book value.
We evaluate our investments to determine whether market declines are temporary and accordingly reflected in accumulated other comprehensive income, or other-than-temporary and recorded as an expense in "Other income (expense) – net" in the consolidated statements of income. This evaluation is based on the length of time and the severity of decline in the investment's value. In 2014, we identified an immaterial other-than-temporary decline in the value of equity method investments and various cost investments.

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

OTHER BUSINESS MATTERS

DIRECTV  In July 2015, we completed our acquisition of DIRECTV, a leading provider of digital television entertainment services in both the United States and Latin America. The acquisition gives us a unique and complementary set of assets and the opportunity to achieve substantial cost synergies over time, as well as increasing revenue from bundling and integrating services. Our distribution scale enables us to offer consumers attractive combinations of video, high-speed broadband and mobile services, using all the sales channels of both companies. We believe the combined company will be a content distribution leader across mobile, video and broadband platforms.

Under the merger agreement, each share of DIRECTV stock was exchanged for $28.50 cash plus 1.892 shares of our common stock. After adjustment for shares issued to trusts consolidated by AT&T, stock based payment arrangements and fractional shares, which were settled in cash, AT&T issued 954,407,524 shares to DIRECTV shareholders, giving them an approximate 16% stake in the combined company, based on common shares outstanding. Based on our $34.29 per share closing stock price on July 24, 2015, the aggregate value of consideration paid to DIRECTV shareholders was $47,409, including $32,727 of AT&T stock and $14,378 in cash, $299 for share-based payment arrangements and $5 for DIRECTV shares previously purchased on the open market by trusts consolidated by AT&T.

The FCC approved the transaction subject to the following conditions:
•
Fiber to the Premises Deployment – Within four years, we will offer our all-fiber Internet access service to at least 12.5 million customer locations such as residences, home offices and very small businesses. Combined with our existing high-speed broadband network, at least 25.7 million customer locations will have access to broadband speeds of 45Mbps or higher by the end of the four-year build. While the addition of medium and large businesses do not count towards the commitments, we will have the opportunity to provide services to those customers as part of this expansion. In addition, we will offer 1 Gbps fiber Internet access service pursuant to applicable E-rate rules to any eligible school or library requesting that service within or contiguous to our all-fiber footprint.

•
Discounted Broadband Services Program – Within our 21-state area, we will offer a discounted fixed broadband service to low-income households that qualify for the government's Supplemental Nutrition Assistance Program. In locations where it is available, service with speeds of at least 10Mbps will be offered for ten dollars per month. Elsewhere, 5Mbps service will be offered for ten dollars per month or, in some locations, 3Mbps service will be offered for five dollars per month.

•
Non-Discriminatory Usage-Based Practices – We are required to refrain from using usage-based allowances or other retail terms and conditions on our fixed broadband Internet access service, as defined in the order, to discriminate in favor of our own online video services. We can and will continue to offer discounts on integrated bundles of our video and fixed broadband services.

•
Internet Interconnection Disclosure Requirements – We will submit to the FCC new interconnection agreements we enter into with peering networks and with "on-net" customers that purchase Managed Internet Service to exchange Internet traffic with other AT&T customers. We will develop, together with an independent expert, a methodology for measuring the performance of our Internet traffic exchange and regularly report these metrics to the FCC.

•
Compliance Program and Reporting – We have appointed a Company Compliance Officer to develop and implement a plan to ensure compliance with these merger conditions. We will engage an independent, third-party compliance officer to evaluate the plan and our implementation. Both AT&T and the independent compliance officer will submit periodic reports to the FCC.

The conditions will remain in effect for four years from July 24, 2015. A condition may be extended once for two years if the FCC makes a formal finding that we have violated the condition in whole or in part.

Litigation Challenging DIRECTV's NFL Sunday Ticket  More than a dozen putative class actions have been filed in the U.S. District Courts for the Central District of California and the Southern District of New York against DIRECTV and the National Football League (NFL) alleging that the NFL and DIRECTV violated federal antitrust law in connection with the NFL Sunday Ticket package. Among other things, the complaints allege that plaintiffs have been overcharged for the televised presentation of out-of-market NFL games due to DIRECTV's exclusive agreement with the NFL to broadcast out-of-market games through the Sunday Ticket package. The complaints seek unspecified treble damages and attorneys' fees along with injunctive relief. The first complaint, Abrahamian v. National Football League, Inc., et al., was served in June 2015. In December 2015, the Judicial Panel on Multidistrict Litigation transferred the cases outside the Central District of California to that court for consolidation and management of pre-trial proceedings. We vigorously dispute the allegations the complaints have asserted.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Federal Trade Commission Litigation Involving DIRECTV In March 2015, the Federal Trade Commission (FTC) filed a civil suit in the U.S. District Court for the Northern District of California against DIRECTV seeking injunctive relief and unspecified money damages under Section 5 of the Federal Trade Commission Act and Section 4 of the Restore Online Shoppers' Confidence Act. The FTC's allegations concern DIRECTV's advertising, marketing and sale of programming packages. The FTC alleges that DIRECTV did not adequately disclose all relevant terms. We are disputing these allegations vigorously.

Unlimited Data Plan Claims  In October 2014, the FTC filed a civil suit in the U.S. District Court for the Northern District of California against AT&T Mobility, LLC seeking injunctive relief and unspecified money damages under Section 5 of the Federal Trade Commission Act. The FTC's allegations concern AT&T's Maximum Bit Rate (MBR) program, which temporarily reduces the download speeds of a small portion of our legacy Unlimited Data Plan customers each month. MBR is an industry-standard practice that is designed to affect only the most data-intensive applications (such as video streaming). Texts, emails, tweets, social media posts, Internet browsing and many other applications are typically unaffected. Contrary to the FTC's allegations, which we vigorously dispute, our MBR program is permitted by our customer contracts, was fully disclosed in advance to our Unlimited Data Plan customers, and was implemented to protect the network for the benefit of all customers. In March 2015, our motion to dismiss the litigation on the grounds that the FTC lacked jurisdiction to file suit was denied. In May 2015, the Court granted our motion to certify its decision for immediate appeal. The United States Court of Appeals for the Ninth Circuit subsequently granted our petition to accept the appeal, and the appeal is now pending before that Court while limited discovery proceeds in the District Court. In addition to the FTC case, several class actions have been filed also challenging our MBR program. We vigorously dispute the allegations the complaints have asserted.

On June 17, 2015, the FCC issued a Notice of Apparent Liability and Order (NAL) to AT&T Mobility, LLC concerning our MBR policy that applies to Unlimited Data Plan customers. The NAL alleges that we violated the FCC's Open Internet Transparency Rule by using the term "unlimited" in connection with the offerings subject to the MBR policy and by failing adequately to disclose the speed reductions that apply once a customer reaches a specified data threshold. The NAL proposes a forfeiture penalty of $100, and further proposes to order us to correct any misleading and inaccurate statements about our unlimited plans, inform customers of the alleged violation, revise our disclosures to address the alleged violation and inform these customers that they may cancel their plans without penalty after reviewing the revised disclosures. On July 17, 2015, we filed our response to the NAL. We believe that the NAL is unlawful and should be withdrawn, because we have fully complied with the Open Internet Transparency Rule and the FCC has no authority to impose the proposed remedies. The matter is currently pending before the FCC.

LIQUIDITY AND CAPITAL RESOURCES

We had $5,121 in cash and cash equivalents available at December 31, 2015. Approximately $807 of our cash and cash equivalents resided in foreign jurisdictions, some of which are subject to restrictions on repatriation. Cash and cash equivalents decreased $3,482 since December 31, 2014. We also had $401 in short-term investments, which we included in "Other current assets" on our consolidated balance sheets. In 2015, cash inflows were primarily provided by cash receipts from operations, including cash from our sale and transfer of certain equipment installment receivables to third parties and long-term debt issuances. These inflows were offset by cash used to meet the needs of the business, including, but not limited to, payment of operating expenses; acquisitions of wireless spectrum, DIRECTV, GSF Telecom Holdings, S.A.P.I. de C.V. (GSF Telecom) and Nextel Mexico; funding capital expenditures; debt repayments; dividends to stockholders; and collateral posting (see Note 9). We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities
During 2015, cash provided by operating activities was $35,880, compared to $31,338 in 2014. Higher operating cash flows in 2015 were primarily due to improved operating results, our acquisition of DIRECTV and working capital improvements.

During 2014, cash provided by operating activities was $31,338 compared to $34,796 in 2013. Lower operating cash flows in 2014 were primarily due to wireless device financing related to AT&T Next, which results in cash collection over the installment period instead of at the time of sale, increased inventory levels and retirement benefit funding. Proceeds from the sale of equipment installment receivables and the timing of working capital payments partially offset the decline in operating cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Cash Used in or Provided by Investing Activities
During 2015, cash used in investing activities consisted primarily of:
•	$17,740 for acquisitions of spectrum licenses, largely due to the remaining payment for AWS spectrum licenses in the AWS-3 Auction.
•	$19,218 in capital expenditures, excluding interest during construction.
•	$13,019 net of cash acquired for the acquisitions of DIRECTV, GSF Telecom, Nextel Mexico and other operations.

During 2015, we also received $1,945 upon the maturity of certain short-term investments and paid $400 for additional short-term investments.

Virtually all of our capital expenditures are spent on our communications networks and our video services and support systems for our digital entertainment services. Capital expenditures, excluding interest during construction, decreased $1,981 from 2014, reflecting the completion of our LTE build and other Project Velocity IP initiatives in 2014. In connection with capital improvements to our wireless network in Mexico, we also negotiated in 2015 favorable payment terms (referred to as vendor financing). In 2015, we deferred $684 of vendor financing related to capital additions to future periods. Capital expenditures also include spending for DIRECTV, GSF Telecom and Nextel Mexico after the acquisition dates. As part of our organizational realignment, we no longer allocate capital expenditures to our segments.

We expect our 2016 capital investment, which includes our capital expenditures plus vendor financing payments related to our Mexico network, for our existing businesses to be in the $22,000 range, and we expect our capital investment to be in the 15 percent range of service revenues or lower from 2016 through 2018. The amount of capital investment is influenced by demand for services and products, capacity needs and network enhancements. We are also focused on ensuring merger commitments are met.

Cash Used in or Provided by Financing Activities
We paid dividends of $10,200 in 2015, $9,552 in 2014, and $9,696 in 2013. The increase in 2015 is primarily due to the increase in shares outstanding resulting from our acquisition of DIRECTV and the increase in the quarterly dividend approved by our Board of Directors in December 2014. The decrease in 2014 reflects the decline in shares outstanding resulting from repurchase activity, partially offset by dividend rate increases. In December 2015, our Board of Directors approved a 2.1% increase in the quarterly dividend from $0.47 to $0.48 per share. This follows a 2.2% dividend increase approved by our Board in December 2014. Dividends declared by our Board of Directors totaled $1.89 per share in 2015, $1.85 per share in 2014, and $1.81 per share in 2013. Our dividend policy considers the expectations and requirements of stockholders, capital funding requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

During 2015, we received net proceeds of $33,969 from the issuance of $34,129 in long-term debt in various markets, with an average weighted maturity of approximately 12 years and a weighted average coupon of 2.7%. Debt issued included:
•	February 2015 issuance of $2,619 of 4.600% global notes due 2045.
•	March 2015 borrowings under a variable rate term loan facility due 2018, variable rate term loan facility due 2020 and variable rate 18-month credit agreement due 2016, together totaling $11,155.
•	March 2015 issuance of €1,250 of 1.300% global notes due 2023 and €1,250 of 2.450% global notes due 2035 (together, equivalent to $2,844, when issued).
•
May 2015 issuance of $3,000 of 2.450% global notes due 2020; $2,750 of 3.000% global notes due 2022; $5,000 of 3.400% global notes due 2025; $2,500 of 4.500% global notes due 2035; $3,500 of 4.750% global notes due 2046; and $750 floating rate global notes due 2020. The floating rate for the note is based upon the three-month London Interbank Offered Rate (LIBOR), reset quarterly, plus 93 basis points.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

During 2015, we redeemed $10,042 in debt, primarily consisting of the following repayments:
•	Redemption of $902 of various senior notes in connection with the January 2015 GSF Telecom acquisition and April 2015 Nextel Mexico acquisition.
•	April 2015 redemption of €1,250 (approximately $1,975 at maturity) of AT&T 6.125% notes due 2015.
•	August 2015 redemption of $1,500 of AT&T 2.500% notes due August 2015.
•
September 2015 redemption of $1,000 of 0.800% notes due December 2015; $1,000 of 0.900% AT&T notes due February 2016; $750 of 3.125% DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. notes due February 2016; and $1,500 of 3.500% of DIRECTV senior notes due March 2016.

•
September 2015 prepayment of $1,000 of the outstanding advances under the $2,000 18-month credit agreement (the "18-Month Credit Agreement") by and between AT&T and Mizuho. (See the "Credit Facilities" discussion below.)

In 2015, we continued to take advantage of lower market interest rates and undertook several activities related to our long-term debt which caused our weighted average interest rate of our entire long-term debt portfolio, including the impact of derivatives, to decrease from 4.2% at December 31, 2014 to 4.0% at December 31, 2015. We had $124,847 of total notes and debentures outstanding (see Note 9) at December 31, 2015, which included Euro, British pound sterling, Swiss franc, Brazilian real and Canadian dollar denominated debt of approximately $26,221.

On February 9, 2016, we issued $6,000 of long-term debt which included:
•	$1,250 of 2.800% global notes due 2021.
•	$1,500 of 3.600% global notes due 2023.
•	$1,750 of 4.125% global notes due 2026.
•	$1,500 of 5.650% global notes due 2047.

At December 31, 2015, we had $7,636 of debt maturing within one year, substantially all of which was related to long-term debt issuances. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth Corporation that may be put back to us each April until maturity in 2021.
•
An accreting zero-coupon note that may be redeemed each May until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Our Board of Directors has approved repurchase authorizations of 300 million shares each in 2013 and 2014 (see Note 14). For the year ended December 31, 2014, we had repurchased approximately 48 million shares totaling $1,617 under these authorizations and for the year ended December 31, 2015, we had repurchased approximately 8 million shares totaling $269 under these authorizations. At December 31, 2015 we had approximately 407 million shares remaining from the 2013 and 2014 authorizations.

The emphasis of our 2016 financing activities will be the issuance of debt, the payment of dividends, which is subject to approval by our Board of Directors, and the repayment of debt. We plan to fund our financing uses of cash through a combination of cash from operations, debt issuances and asset sales. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends.

Credit Facilities
On December 11, 2015, we entered into a five-year, $12,000 credit agreement (the "Revolving Credit Agreement") with Citibank, N.A. (Citibank), as administrative agent, replacing our $5,000 credit agreement that would have expired in December 2018. At the same time, AT&T and the lenders terminated their obligations under the existing revolving $3,000 credit agreement with Citibank that would have expired in December 2017.

In January 2015, we entered into a $9,155 credit agreement (the "Syndicated Credit Agreement") containing (i) a $6,286 term loan facility (the "Tranche A Facility") and (ii) a $2,869 term loan facility (the "Tranche B Facility"), with certain investment and commercial banks and Mizuho Bank, Ltd. ("Mizuho"), as administrative agent. We also entered into a $2,000 18-month credit agreement (the "18-Month Credit Agreement") with Mizuho as initial lender and agent. On December 11, 2015, AT&T amended the Syndicated Credit Agreement and the 18-Month Credit Agreement to, among other things, revise the financial covenant to match the financial covenant in the Revolving Credit Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Revolving Credit Agreement
In the event advances are made under the Revolving Credit Agreement, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under the agreement. We can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. We also may request that the total amount of the lender's commitments be increased by an integral multiple of $25 effective on a date that is at least 90 days prior to the scheduled termination date then in effect, provided that no event of default has occurred and in no event shall the total amount of the lender's commitments at any time exceed $14,000. At December 31, 2015, we had no advances outstanding under the Revolving Credit Agreement and we have complied will all covenants.

The obligations of the lenders to provide advances will terminate on December 11, 2020, unless prior to that date either: (i) AT&T reduces to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for two one-year periods beyond the December 11, 2020, termination date, under certain circumstances.

Advances under the Revolving Credit Agreement would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of: (a) the base rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the LIBOR applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin, as set forth in the Revolving Credit Agreement ("Applicable Margin for Base Advances"); or

•	at a rate equal to: (i) LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin ("Applicable Margin for Eurocurrency Rate Advances").

The Applicable Margin for Eurocurrency Rate Advances will equal 0.680%, 0.910%, 1.025%, or 1.125% per annum, depending on AT&T's credit rating. The Applicable Margin for Base Rate Advances will be equal to the greater of 0.00% and the relevant Applicable Margin for Eurocurrency Rate Advances minus 1.00% per annum depending on AT&T's credit rating.

We will pay a facility fee of 0.070%, 0.090%, 0.100% or 0.125% per annum, depending on AT&T's credit rating, of the amount of lender commitments.

The Revolving Credit Agreement contains covenants that are customary for an issuer with an investment grade senior debt credit rating, as well as a net debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization, and other modifications described in the Revolving Credit Agreement) financial ratio covenant that AT&T will maintain, as of the last day of each fiscal quarter, a ratio of not more than 3.5-to-1.

The Syndicated Credit Agreement
In March 2015, AT&T borrowed all amounts available under the Tranche A Facility and the Tranche B Facility. Amounts borrowed under the Tranche A Facility will be due on March 2, 2018. Amounts borrowed under the Tranche B Facility will be subject to amortization from March 2, 2018, with 25 percent of the aggregate principal amount thereof being payable prior to March 2, 2020, and all remaining principal amount due on March 2, 2020.

Advances bear interest at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance). The Applicable Margin under the Tranche A Facility will equal 1.000%, 1.125% or 1.250% per annum depending on AT&T's credit rating. The Applicable Margin under the Tranche B Facility will equal 1.125%, 1.250% or 1.375% per annum, depending on AT&T's credit rating.

The Syndicated Credit Agreement contains covenants that are customary for an issuer with an investment grade senior debt credit rating. Among other things, the Syndicated Credit Agreement requires us to maintain a net debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the Syndicated Credit Agreement) ratio of not more than 3.5-to-1, as of the last day of each fiscal quarter.

Events of default are customary for an agreement of this nature and result in the acceleration or permit the lenders to accelerate, as applicable, required payment and which would increase the Applicable Margin by 2.00% per annum.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

The 18-Month Credit Agreement
In March 2015, AT&T borrowed all amounts available under the 18-Month Credit Agreement. Amounts borrowed under the 18-Month Credit Agreement will be due and payable on September 2, 2016. In September 2015, we partially repaid the amount borrowed.

Advances bear interest at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance). The Applicable Margin will equal 0.800%, 0.900% or 1.000% per annum, depending on AT&T's credit rating. In the event that AT&T's unsecured senior long-term debt ratings are split by S&P, Moody's and Fitch, then the Applicable Margin will be determined by the highest rating, unless the lowest of such ratings is more than one level below the highest of such ratings, in which case the pricing will be the rating that is one level above the lowest of such ratings.

The 18-Month Credit Agreement contains affirmative and negative covenants and events of default equivalent to those contained in the Syndicated Credit Agreement.

Collateral Arrangements
During 2015, we posted $2,288 of additional cash collateral, on a net basis, to banks and other participants in our derivative arrangements. Cash postings under these arrangements vary with changes in credit ratings and netting agreements. (See Note 10)

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders' equity. Our capital structure does not include debt issued by our equity method investments. At December 31, 2015, our debt ratio was 50.5%, compared to 47.5% at December 31, 2014, and 44.1% at December 31, 2013. The debt ratio is affected by the same factors that affect total capital, and reflects the debt issued and acquired in 2015 and our issuance of treasury shares of AT&T common stock, and debt redemptions during 2015. Total capital increased $77,687 in 2015 compared to an increase of $2,905 in 2014. The 2015 capital increase was primarily due to use of treasury stock to acquire DIRECTV and an increase in debt balances, partially offset by a decrease in accumulated other comprehensive income due to foreign currency translation adjustments.

A significant amount of our cash outflows are related to tax items and benefits paid for current and former employees. Total taxes incurred, collected and remitted by AT&T during 2015, 2014, and 2013 were $21,501, $20,870 and $21,004. These taxes include income, franchise, property, sales, excise, payroll, gross receipts and various other taxes and fees. Total health and welfare benefits provided to certain active and retired employees and their dependents totaled $4,625 in 2015, with $1,239 paid from plan assets. Of those benefits, $3,749 related to medical and prescription drug benefits. During 2015, we paid $4,681 of pension benefits out of plan assets.
During 2015, we also received approximately $4,534 from monetization of various assets, primarily from our sales of certain equipment installment receivables and real estate holdings. We plan to continue to explore monetization opportunities in 2016.

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

The preferred equity interest had a fair value of $8,714 at December 31, 2015 and $9,104 on the contribution date and has a liquidation value of $8,000. The trust is entitled to receive cumulative cash distributions of $560 per annum, which are distributed quarterly in equal amounts and accounted for as contributions. We distributed $560 to the trust during 2015. So long as we make the distributions, we will have no limitations on our ability to declare a dividend or repurchase shares. This preferred equity interest is a plan asset under ERISA and is recognized as such in the plan's separate financial statements. However, because the preferred equity interest is not unconditionally transferable to an unrelated party, it is not reflected in plan assets in our consolidated financial statements and instead has been eliminated in consolidation. We also agreed to make a cash contribution to the trust of $175 no later than the due date of our federal income tax return for 2014, 2015 and 2016. The 2014 contribution of $175 was made to the trust during the second quarter of 2015. We are required to contribute another $175 in 2016 and $175 in 2017.

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

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Current accounting standards require us to disclose our material obligations and commitments to making future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become, material. We disclose our contractual long-term debt repayment obligations in Note 9 and our operating lease payments in Note 6. Our contractual obligations do not include contributions associated with our voluntary contribution of the Mobility preferred equity interest, or expected pension and postretirement payments (we maintain pension funds and Voluntary Employee Beneficiary Association trusts to fully or partially fund these benefits) (see Note 12). In the ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, such as fixed assets, inventory and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Our contractual obligations as of December 31, 2015, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Other long-term liabilities are included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our Business Solutions, Entertainment Group, and the Consumer Mobility segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and vendor financing have been excluded from the table due to the insignificant amounts of such obligations at December 31, 2015. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. Our other long-term liabilities are: deferred income taxes (see Note 11) of $56,181; postemployment benefit obligations of $34,262; and other noncurrent liabilities of $22,258.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Long-term debt obligations[1]	$129,443	$7,383	$20,847	$17,322	$83,891
Interest payments on long-term debt	80,171	5,235	10,046	8,761	56,129
Finance obligations[2]	3,575	234	482	502	2,357
Operating lease obligations	28,845	3,775	6,808	5,774	12,488
Unrecognized tax benefits[3]	4,918	867	-	-	4,051
Purchase obligations[4]	48,699	22,929	9,437	6,159	10,174
Total Contractual Obligations	$295,651	$40,423	$47,620	$38,518	$169,090
[1] Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
[2] Represents future minimum payments under the Crown Castle and other arrangements (see Note 16).
[3] The noncurrent portion of the UTBs is included in the "More than 5 Years" column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 11 for additional information.

[4] We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $690 in 2016, $925 in the aggregate for 2017 and 2018, $431 in the aggregate for 2019 and 2020, and $241 in the aggregate thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

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

Most of our foreign-denominated long-term debt has been swapped from fixed-rate or floating-rate foreign currencies to fixed-rate U.S. dollars at issuance through cross-currency swaps, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. Likewise, periodically we enter into interest rate locks to partially hedge the risk of increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We expect gains or losses in our cross-currency swaps and interest rate locks to offset the losses and gains in the financial instruments they hedge.

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2015. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

	Maturity
								Fair Value
	2016	2017	2018	2019	2020	Thereafter	Total	12/31/15
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$-	$700	$3,000	$3,350	$-	$-	$7,050	$136
Weighted-Average
Variable Rate Payable[1]	3.4%	4.0%	4.5%	3.8%	-	-
Weighted-Average
Fixed Rate Receivable	4.5%	4.5%	4.5%	3.5%	-	-
[1] Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 14 and 425 basis points.

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

Through cross-currency swaps, most of our foreign-denominated debt has been swapped from fixed-rate or floating-rate foreign currencies to fixed-rate U.S. dollars at issuance, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. We expect gains or losses in our cross-currency swaps to offset the losses and gains in the financial instruments they hedge.

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

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% fluctuation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. We have foreign exchange forward contracts, maturing on February 25, 2016, held by our GSF Telecom and Nextel Mexico subsidiaries (AT&T Telecom Holdings S. de R.L. de C.V. & AT&T Comunicaciones Digitales S. de R.L. de C.V.).

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

The comparison above assumes $100 invested on December 31, 2010, in AT&T common stock, Standard & Poor's 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

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

We provide services and products predominantly to consumers and large and small businesses in the United States. We also provide services to larger businesses throughout the world. The current uneven economic recovery in the United States continues to pressure some of our customers' demand for and ability to pay for existing services, especially wired services, including video, and their interest in purchasing new services. Customers are changing their buying habits in response to both ongoing economic conditions and technological advances. Should we fail to respond promptly to address these changes in customer demands, we are likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income.

Adverse changes in medical costs and the U.S. securities markets and a decline in interest rates could materially increase our benefit plan costs.

Our costs to provide current benefits and funding for future benefits are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. We have experienced historically low interest rates during the last several years. While annual market returns and increased volatility have pressured asset returns in the short-term, we expect long-term market returns to stabilize. During 2015, the overall bond rates increased, which results in lower benefit obligations. In calculating the costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. While we have made some changes to the benefit plans to limit our risk from increasing medical costs, if actual investment returns, medical costs and interest rates are worse than those previously assumed, our costs will increase.

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

While the global financial markets were generally stable during 2015, a continuing uncertainty surrounding global growth rates has resulted in increasing volatility in the credit, currency, equity and fixed income markets. Volatility in some areas, such as in emerging markets, may affect companies' access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face stricter capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. A company's cost of borrowing is also affected by evaluations given by various credit rating agencies and these agencies have been applying tighter credit standards when evaluating a company's debt levels and future growth prospects. While we have been successful in continuing to access the credit and fixed income markets when needed, adverse changes in the financial markets could render us either unable to access these markets or able to access these markets only at higher interest costs and with restrictive financial or other conditions, severely affecting our business operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Changes in available technology could increase competition and our capital costs.

The communications and digital entertainment industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wired service and enhanced the capabilities of wireless networks. In addition, our customers continue to increase demand for services that can be accessed on mobile devices, especially video services. While our customers can use their traditional video subscription to access mobile programming, an increasing number of customers are also using mobile devices as the sole means of viewing video and an increasing number of non-traditional video providers are developing content and technologies to satisfy that demand. In order to remain competitive, we continue to deploy the sophisticated wired and wireless networks, including satellites, as well as research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could further increase our operating costs and/or alter customer perceptions of our operations, which could materially adversely affect us.

Our subsidiaries providing wired services are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the United States are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless and satellite video subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse regulations and rulings by the FCC relating to broadband and satellite video issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on a variety of issues related to our operations, such as privacy issues, government requests or orders for customer data, and potential global climate changes, have led to proposals at state, federal and foreign government levels to change or increase regulation on our operations. Should customers decide that our competitors operate in a more customer-friendly environment, we could be materially adversely affected.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Increasing costs to provide services could adversely affect operating margins.

Our operating costs, including customer acquisition and retention costs could continue to put pressure on margins and customer retention levels. In addition, virtually all our video programming is provided by other companies and historically the rates they charge us for programming have often increased more than the rate of inflation. We are attempting to use our increased scale and access to wireless customers to change this trend but such negotiations are difficult and also may result in programming disruption. If we are unable to restrain these costs or provide programming desired by our customers it could impact margins and our ability to attract and retain customers.

A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) and business models (e.g., advertising-supported) are typically subject to less (or no) regulation than our subsidiaries and therefore are able to operate with lower costs. In addition, these competitors generally can focus on discrete customer segments since they do not have regulatory obligations to provide universal service. These competitors also have cost advantages compared to us, due in part to operating on newer, more technically advanced and lower-cost networks and a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). To this end, we have begun initiatives at both the state and federal levels to obtain regulatory approvals, where needed, to transition services from our older copper-based network to an advanced IP-based network. If we do not obtain regulatory approvals for our network transition or obtain approvals with onerous conditions attached we could experience significant cost and competitive disadvantages.

Unfavorable litigation or governmental investigation results could require us to pay significant amounts or lead to onerous operating procedures.

We are subject to a number of lawsuits both in the United States and in foreign countries, including, at any particular time, claims relating to antitrust; patent infringement; wage and hour; personal injury; customer privacy violations; regulatory proceedings, and our advertising, sales and billing and collection practices. We also spend substantial resources complying with various government standards, which may entail related investigations and litigation. In the wireless area, we also face current and potential litigation relating to alleged adverse health effects on customers or employees who use such technologies including, for example, wireless devices. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

Cyber attacks, equipment failures, natural disasters and terrorist acts may materially adversely affect our operations.

Cyber attacks, major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our video satellites, our customer account support and information systems, or employee and business records could have a material adverse effect on our operations. While we have been subject to security breaches or cyber attacks, these did not result in a material adverse effect on our operations. However, as such attacks continue to increase in scope and frequency, we may be unable to prevent a significant attack in the future. Our ability to maintain and upgrade our video programming also depends on our ability to successfully deploy and operate video satellites. Our inability to deploy or operate our wireline, wireless, satellite or customer or employee-related support systems as a result of such events, even for a limited time period, could result in significant expenses, potential legal liability or a loss of customers or impair our ability to attract new customers, and damage our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share amounts

Our failure to successfully integrate our July 2015 acquisition of DIRECTV, including our failure to achieve the cost savings and any other synergies from the acquisition either on schedule or in the amounts expected; the potential adverse effects on our dividend amount due to the issuance of additional shares and the addition of acquisition-related debt to our balance sheet; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues, all may materially adversely affect our operating results.

We completed our acquisition of DIRECTV in July 2015. We believe that the acquisition will give us the scale, resources and ability to deploy video services to more customers than otherwise possible and to provide an integrated bundle of broadband, video and wireless services enabling us to compete more effectively against cable operators as well as other technology, media and communications companies. In addition, we believe the acquisition will result in cost savings, especially in the area of video content costs, and other potential synergies, enabling us to expand and enhance our broadband deployment and provide more video options across multiple fixed and mobile devices. We must comply with various regulatory conditions and integrate a large number of video network and other operational systems and administrative systems. The integration process may also result in significant expenses and charges against earnings, both cash and noncash. While we have successfully merged large companies into our operations in the past, delays in the process could have a material adverse effect on our revenues, expenses, operating results and financial condition. This acquisition has increased the amount of debt on our balance sheet (both from DIRECTV's debt and the indebtedness needed to pay a portion of the purchase price) leading to additional interest expense and, due to additional shares being issued, will result in additional cash being required for any dividends declared. Both of these factors could put pressure on our financial flexibility to continue capital investments, develop new services and declare future dividends. In addition, events outside of our control, including changes in regulation and laws as well as economic trends, could adversely affect our ability to realize the expected benefits from this acquisition.

The acquisitions of DIRECTV, GSF Telecom and Nextel Mexico will increase our exposure to both changes in the international economy and to the level of regulation on our business and these risks could offset our expected growth opportunities from these acquisitions.

These three acquisitions will increase the magnitude of our international operations, particularly in Mexico and the rest of Latin America. We will need to comply with a wide variety of new and complex local laws, regulations and treaties and government involvement in private business activity. We will also be exposed to restrictions on cash repatriation, foreign exchange controls, fluctuations in currency values, trade restrictions and other regulations that may affect materially our earnings. While the countries involved represent significant opportunities to sell our advanced services, a number of these same countries have experienced unstable growth patterns and at times have experienced high inflation, currency devaluation, foreign exchange controls, instability in the banking sector and high unemployment. Should these conditions persist, customers in these countries may be unable to purchase the services we offer or pay for services already provided.

In addition, operating in foreign countries also typically involves participating with local businesses, either to comply with local laws or, for example, to enhance product marketing. Involvement with foreign firms exposes us to the risk of being unable to control the actions of those firms and therefore exposes us to violating the Foreign Corrupt Practices Act (FCPA). Violations of the FCPA could have a material adverse effect on our operating results.

Increases in our debt levels to fund acquisitions, additional spectrum purchases, or other strategic decisions could adversely affect our ability to finance future debt at attractive rates and reduce our ability to respond to competition and adverse economic trends.

We have increased the amount of our debt during 2014 and 2015 to fund acquisitions, including spectrum purchases needed to compete in our business. While we believe such decisions were prudent and necessary to take advantage of both growth opportunities and respond to industry developments, we experienced a credit-rating downgrade. Banks and potential purchasers of our publicly-traded debt may decide that these strategic decisions and similar actions we may take in the future, as well as expected trends in the industry, will continue to increase the risk of investing in our debt and may demand a higher rate of interest, impose restrictive covenants or otherwise limit the amount of potential borrowing.

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

•
The final outcome of FCC and other federal or state agency proceedings (including judicial review, if any, of such proceedings) involving issues that are important to our business, including, without limitation, intercarrier compensation, interconnection obligations, pending Notices of Apparent Liability, the transition from legacy technologies to IP-based infrastructure including the withdrawal of legacy TDM-based services, universal service, broadband deployment, E911 services, competition policy, net neutrality, including the FCC's order reclassifying broadband as Title II services subject to much more fulsome regulation, unbundled network elements and other wholesale obligations, multi-channel video programming distributor services and equipment, availability of new spectrum from the FCC on fair and balanced terms, and wireless and satellite license awards and renewals.

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

•
Our ability to absorb revenue losses caused by increasing competition, including offerings that use alternative technologies or delivery methods (e.g., cable, wireless, VoIP and Over The Top Video service) and our ability to maintain capital expenditures.

•	The extent of competition including from governmental networks and other providers and the resulting pressure on customer and access line totals and segment operating margins.
•	Our ability to develop attractive and profitable product/service offerings to offset increasing competition.
•
The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including state regulatory proceedings relating to unbundled network elements and nonregulation of comparable alternative technologies (e.g., VoIP).

•
The continued development and delivery of attractive and profitable video offerings through satellite and U-verse; the extent to which regulatory and build-out requirements apply to our offerings; and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

•	Our continued ability to attract and offer a diverse portfolio of wireless service and devices, device financing plans, and maintain margins.
•
The availability and cost of additional wireless spectrum and regulations and conditions relating to spectrum use, licensing, obtaining additional spectrum, technical standards and deployment and usage, including network management rules.

•	Our ability to manage growth in wireless data services, including network quality and acquisition of adequate spectrum at reasonable costs and terms.
•	The outcome of pending, threatened or potential litigation, including, without limitation, patent and product safety claims by or against third parties.
•
The impact on our networks, including satellites operated by DIRECTV, and business from major equipment failures; security breaches related to the network or customer information; our inability to obtain handsets, equipment/software or have handsets, equipment/software serviced, and in the case of satellites launched, in a timely and cost-effective manner from suppliers; or severe weather conditions, natural disasters, pandemics, energy shortages, wars or terrorist attacks.

•	The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
•
The issuance by the Internal Revenue Service and/or state or foreign tax authorities of new tax regulations or changes to existing standards and actions by federal, state, local or foreign tax agencies and judicial authorities with respect to applying applicable tax laws and regulations and the resolution of disputes with any taxing jurisdictions.

•	Our ability to integrate our acquisition of DIRECTV.
•	Our ability to adequately fund our wireless operations, including payment for additional spectrum, network upgrades and technological advancements.
•
Our increased exposure to video competition and foreign economies due to our recent acquisitions of DIRECTV and Mexican wireless properties, including foreign exchange fluctuations, as well as regulatory and political uncertainty in Latin America.

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

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2015	2014	2013
		As Adjusted
Operating Revenues
Service	$131,677	$118,437	$119,252
Equipment	15,124	14,010	9,500
Total operating revenues	146,801	132,447	128,752

Operating Expenses
Cost of services and sales
Equipment	19,268	18,946	16,644
Broadcast, programming and operations	11,996	4,075	3,308
Other cost of services (exclusive of depreciation
and amortization shown separately below)	35,782	37,124	31,239
Selling, general and administrative	32,954	39,697	28,414
Abandonment of network assets	-	2,120	-
Depreciation and amortization	22,016	18,273	18,395
Total operating expenses	122,016	120,235	98,000
Operating Income	24,785	12,212	30,752

Other Income (Expense)
Interest expense	(4,120)	(3,613)	(3,940)
Equity in net income of affiliates	79	175	642
Other income (expense) – net	(52)	1,581	596
Total other income (expense)	(4,093)	(1,857)	(2,702)
Income Before Income Taxes	20,692	10,355	28,050
Income tax expense	7,005	3,619	9,328
Net Income	13,687	6,736	18,722
Less: Net Income Attributable to Noncontrolling Interest	(342)	(294)	(304)
Net Income Attributable to AT&T	$13,345	$6,442	$18,418

Basic Earnings Per Share Attributable to AT&T	$2.37	$1.24	$3.42
Diluted Earnings Per Share Attributable to AT&T	$2.37	$1.24	$3.42
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Comprehensive Income
Dollars in millions
	2015	2014	2013
		As Adjusted

Net income	$13,687	$6,736	$18,722
Other comprehensive income, net of tax:
Foreign Currency:
Translation adjustments (includes $(16), $0 and $(2) attributable to noncontrolling interest), net of taxes of $(595), $(45) and $(78)	(1,188)	(75)	(140)
Reclassification adjustment included in net income, net of taxes of $0, $224 and $30	-	416	55
Available-for-sale securities:
Net unrealized gains, net of taxes of $0, $40, and $137	-	65	258
Reclassification adjustment included in net income, net of taxes of $(9), $(10) and $(42)	(15)	(16)	(79)
Cash flow hedges:
Net unrealized (losses) gains, net of taxes of $(411), $140 and $286	(763)	260	525
Reclassification adjustment included in net income, net of taxes of $20, $18 and $16	38	36	30
Defined benefit postretirement plans:
Amortization of net prior service credit included in net income, net of taxes of $(523), $(588) and $(480)	(860)	(959)	(782)
Net prior service credit arising during period, net of taxes of $27, $262 and $1,695	45	428	2,765
Reclassification adjustment included in net income, net of taxes of $0, $11 and $7	-	26	11
Other comprehensive income (loss)	(2,743)	181	2,643
Total comprehensive income	10,944	6,917	21,365
Less: Total comprehensive income attributable to noncontrolling interest	(326)	(294)	(302)
Total Comprehensive Income Attributable to AT&T	$10,618	$6,623	$21,063
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2015	2014
Assets		As Adjusted
Current Assets
Cash and cash equivalents	$5,121	$8,603
Accounts receivable - net of allowances for doubtful accounts of $704 and $454	16,532	14,527
Prepaid expenses	1,072	831
Other current assets	13,267	9,645
Total current assets	35,992	33,606
Property, Plant and Equipment – Net	124,450	112,898
Goodwill	104,568	69,692
Licenses	93,093	60,824
Customer Lists and Relationships - Net	18,208	812
Other Intangible Assets – Net	9,409	5,327
Investments in Equity Affiliates	1,606	250
Other Assets	15,346	13,425
Total Assets	$402,672	$296,834

Liabilities and Stockholders' Equity
Current Liabilities
Debt maturing within one year	$7,636	$6,056
Accounts payable and accrued liabilities	30,372	23,592
Advanced billings and customer deposits	4,682	4,105
Accrued taxes	2,176	1,091
Dividends payable	2,950	2,438
Total current liabilities	47,816	37,282
Long-Term Debt	118,515	75,778
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	56,181	38,436
Postemployment benefit obligation	34,262	37,079
Other noncurrent liabilities	22,258	17,989
Total deferred credits and other noncurrent liabilities	112,701	93,504
Stockholders' Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2015
and 2014: issued 6,495,231,088 at December 31, 2015 and 2014)	6,495	6,495
Additional paid-in capital	89,763	91,108
Retained earnings	33,671	31,081
Treasury stock (350,291,239 at December 31, 2015 and 1,308,318,131
at December 31, 2014, at cost)	(12,592)	(47,029)
Accumulated other comprehensive income	5,334	8,061
Noncontrolling interest	969	554
Total stockholders' equity	123,640	90,270
Total Liabilities and Stockholders' Equity	$402,672	$296,834
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2015	2014	2013
Operating Activities		As Adjusted
Net income	$13,687	$6,736	$18,722
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,016	18,273	18,395
Undistributed earnings from investments in equity affiliates	(49)	(27)	(324)
Provision for uncollectible accounts	1,416	1,032	954
Deferred income tax expense	4,117	1,948	6,345
Net loss (gain) from sale of investments, net of impairments	91	(1,461)	(492)
Actuarial (gain) loss on pension and postretirement benefits	(2,152)	7,869	(7,584)
Abandonment of network assets	-	2,120	-
Changes in operating assets and liabilities:
Accounts receivable	(535)	(2,651)	(1,329)
Other current assets	(1,789)	(974)	445
Accounts payable and accrued liabilities	1,291	2,412	(152)
Retirement benefit funding	(735)	(560)	(209)
Other - net	(1,478)	(3,379)	25
Total adjustments	22,193	24,602	16,074
Net Cash Provided by Operating Activities	35,880	31,338	34,796

Investing Activities
Construction and capital expenditures:
Capital expenditures	(19,218)	(21,199)	(20,944)
Interest during construction	(797)	(234)	(284)
Acquisitions, net of cash acquired	(30,759)	(3,141)	(4,113)
Dispositions	83	8,123	1,923
Sales (purchases) of securities, net	1,545	(1,890)	-
Return of advances to and investments in equity affiliates	1	4	301
Other	1	-	(7)
Net Cash Used in Investing Activities	(49,144)	(18,337)	(23,124)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(1)	(16)	20
Issuance of other short-term borrowings	-	-	1,476
Repayment of other short-term borrowings	-	-	(1,476)
Issuance of long-term debt	33,969	15,926	12,040
Repayment of long-term debt	(10,042)	(10,400)	(7,698)
Issuance of other long-term financing obligations	-	107	4,796
Purchase of treasury stock	(269)	(1,617)	(13,028)
Issuance of treasury stock	143	39	114
Dividends paid	(10,200)	(9,552)	(9,696)
Other	(3,818)	(2,224)	251
Net Cash Provided by (Used in) Financing Activities	9,782	(7,737)	(13,201)
Net (decrease) increase in cash and cash equivalents	(3,482)	5,264	(1,529)
Cash and cash equivalents beginning of year	8,603	3,339	4,868
Cash and Cash Equivalents End of Year	$5,121	$8,603	$3,339
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders' Equity
Dollars and shares in millions except per share amounts
	2015		2014		2013
	Shares	Amount	Shares	Amount	Shares	Amount
			As Adjusted
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of stock	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$91,108		$91,091		$91,038
Issuance of treasury stock		(1,597)		4		(8)
Share-based payments		252		47		62
Change related to acquisition of interests held by noncontrolling owners		-		(34)		(1)
Balance at end of year		$89,763		$91,108		$91,091

Retained Earnings
Balance at beginning of year		$31,081		$34,269		$25,440
Net income attributable to AT&T ($2.37, $1.24 and $3.42 per diluted share)		13,345		6,442		18,418
Dividends to stockholders ($1.89, $1.85 and $1.81 per share)		(10,755)		(9,630)		(9,589)
Balance at end of year		$33,671		$31,081		$34,269

Treasury Stock
Balance at beginning of year	(1,308)	$(47,029)	(1,269)	$(45,619)	(914)	$(32,888)
Repurchase of common stock	(8)	(278)	(48)	(1,617)	(366)	(13,028)
Issuance of treasury stock	966	34,715	9	207	11	297
Balance at end of year	(350)	$(12,592)	(1,308)	$(47,029)	(1,269)	$(45,619)
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders' Equity (continued)
Dollars and shares in millions except per share amounts
	2015	2014	2013
	Amount	Amount	Amount
		As Adjusted
Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year	$8,061	$7,880	$5,235
Other comprehensive income (loss) attributable to AT&T	(2,727)	181	2,645
Balance at end of year	$5,334	$8,061	$7,880

Noncontrolling Interest:
Balance at beginning of year	$554	$494	$333
Net income attributable to noncontrolling interest	342	294	304
Distributions	(294)	(233)	(231)
Contributions	-	-	51
Acquisitions of noncontrolling interests	383	69	44
Acquisition of interests held by noncontrolling owners	-	(70)	(5)
Translation adjustments attributable to noncontrolling interest, net of taxes	(16)	-	(2)
Balance at end of year	$969	$554	$494

Total Stockholders' Equity at beginning of year	$90,270	$94,610	$95,653
Total Stockholders' Equity at end of year	$123,640	$90,270	$94,610
The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation  Throughout this document, AT&T Inc. is referred to as "AT&T," "we" or the "Company." The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates, including the results of DIRECTV and wireless properties in Mexico for the period from acquisition through December 31, 2015. Our subsidiaries and affiliates operate in the communications and digital entertainment services industry, providing services and equipment that deliver voice, video and broadband services domestically and internationally.

All significant intercompany transactions are eliminated in the consolidation process. Investments in less than majority-owned subsidiaries and partnerships where we have significant influence are accounted for under the equity method. Earnings from certain investments accounted for using the equity method are included for periods ended within up to one quarter of our period end. We also recorded our proportionate share of our equity method investees' other comprehensive income (OCI) items, including actuarial gains and losses on pension and other postretirement benefit obligations and cumulative translation adjustments.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. Certain amounts have been reclassified to conform to the current period's presentation, including our presentation of "Equipment" and "Broadcast, programming and operations" costs separately from other cost of services in the consolidated statements of income.

Customer Fulfillment Costs  In August 2015, with our acquisition of DIRECTV, we announced a change in accounting for customer set-up and installation costs. Historically we have followed an accounting policy of deferring customer set-up and installation costs only to the extent of deferred revenues recorded for upfront fees (e.g., activation charges), and to expense any costs that exceed deferred revenues. After discussing this change with the Securities and Exchange Commission, we changed our accounting to a preferable method of capitalizing these costs and amortizing them over the expected economic life of the customer relationship of approximately four years, subject to an assessment of the recoverability of such costs. This change in accounting principle impacts video, broadband Internet and wireline voice services and is considered preferable in that it provides an accurate reflection of assets (i.e., the contractual customer relationship obtained through the set-up and installation) generated by those specific business activities. Our new accounting method is more comparable with the accounting method used in the cable entertainment industry. With our acquisition of DIRECTV, changing to this accounting method enhances comparability to other companies in the industry. This change in accounting did not have an impact on our wireless activities, due to the absence of these types of expenses in those business activities.

The cumulative effect of the change on Retained Earnings as of January 1, 2013, was an increase of approximately $2,959 on our consolidated balance sheet. This change did not have an impact on cash provided by or used in operations for any period presented.

New Accounting Standards

Long-Term Debt and Debt Issuance Costs  In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-03, "Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (ASU 2015-03), which resulted in the reclassification of debt issuance costs from "Other Assets" to inclusion as a reduction of our reportable "Long-Term Debt" balance on our consolidated balance sheets. Since ASU 2015-03 does not address deferred issuance costs for line-of-credit arrangements, the FASB issued ASU No. 2015-15, "Interest – Imputation of Interest:  Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements" (ASU 2015-15), in August 2015. ASU 2015-15 allows a company to defer debt issuance costs associated with line-of-credit arrangements, including arrangements with no outstanding borrowings, classify them as an asset, and amortize them over the term of the arrangements. We elected to adopt ASU 2015-03 early, with full retrospective application as required by the guidance, and ASU 2015-15, which was effective immediately. These standards did not have a material impact on our consolidated balance sheets and had no impact on our cash flows provided by or used in operations for any period presented.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Business Combinations  In September 2015, the FASB issued ASU No. 2015-16, "Business Combinations – Simplifying the Accounting for Measurement-Period Adjustments" (ASU 2015-16), which results in the ability to recognize, in current period earnings, any changes in provisional amounts during the measurement period after the closing of an acquisition, instead of restating prior periods for these changes. We elected to adopt ASU 2015-16 early, which had no impact on our consolidated balance sheet as of December 31, 2015, or our consolidated operating results and cash flows for the year ended.

Deferred Income Taxes and Liabilities  In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes" (ASU 2015-17), which requires companies report their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheets. We elected to adopt ASU 2015-17 early, and applied it retrospectively as allowed by the standard. Our adoption of ASU 2015-17 did not have a material impact on our consolidated balance sheets and had no impact on our cash provided by or used in operations for any period presented.

The following tables present our results under our historical method and as adjusted to reflect these accounting changes:

	Historical Accounting Method	Effect of Voluntary Change	Effect of Adoption of New ASUs	As Adjusted
At December 31, 2015 or for the year ended
Other cost of services	$36,038	$(256)	$-	$35,782
Income tax expense	6,908	97	-	7,005
Net Income	13,528	159	-	13,687
Net Income Attributable to AT&T	13,186	159	-	13,345

Basic Earnings per Share Attributable to AT&T	$2.34	$0.03	$-	$2.37
Diluted Earnings per Share Attributable to AT&T	2.34	0.03	-	2.37

Other current assets	$12,225	$1,588	$(546)[2]	$13,267
Other Assets	12,605	3,064	(323)[1]	15,346
Long-term debt	118,838	-	(323)[1]	118,515
Deferred income taxes	55,580	1,147	(546)[2]	56,181
Total Assets	398,889	4,652	(869)[1,2]	402,672
Total Liabilities	278,754	1,147	(869)[1,2]	279,032
Retained earnings	$30,166	$3,505	$-	$33,671
[1] Impact of ASU 2015-03.
[2] Impact of ASU 2015-17.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

	Historical Accounting Method	Effect of Voluntary Change	Effect of Adoption of New ASUs	As Adjusted
At December 31, 2014 or for the year ended
Other cost of services	$37,590	$(466)	$-	$37,124
Other income (expense) - net	1,652	(71)	-	1,581
Income tax expense	3,442	177	-	3,619
Net Income	6,518	218	-	6,736
Net Income Attributable to AT&T	6,224	218	-	6,442

Basic Earnings per Share Attributable to AT&T	$1.19	$0.05	$-	$1.24
Diluted Earnings per Share Attributable to AT&T	1.19	0.05	-	1.24

Other current assets	$8,067	$1,735	$(157)[2]	$9,645
Other Assets	10,998	2,661	(234)[1]	13,425
Long-term debt	76,011	-	(233)[1]	75,778
Deferred income taxes	37,544	1,005	(113)[2]	38,436
Total Assets	292,829	4,396	(391)[1,2]	296,834
Total Liabilities	205,905	1,050	(391)[1,2]	206,564
Retained earnings	$27,736	$3,345	$-	$31,081
[1] Impact of ASU 2015-03.
[2] Impact of ASU 2015-17.

	Historical Accounting Method	Effect of Voluntary Change	Effect of Adoption of New ASUs	As Adjusted
At December 31, 2013 or for the year ended
Other cost of services	$31,512	$(273)	$-	$31,239
Income tax expense	9,224	104	-	9,328
Net Income	18,553	169	-	18,722
Net Income Attributable to AT&T	18,249	169	-	18,418

Basic Earnings per Share Attributable to AT&T	$3.39	$0.03	$-	$3.42
Diluted Earnings per Share Attributable to AT&T	3.39	0.03	-	3.42

Other current assets	$5,979	$1,725	$(159)[2]	$7,545
Other Assets	8,278	2,269	(199)[1]	10,348
Long-term debt	69,290	-	(199)[1]	69,091
Deferred income taxes	36,308	859	(152)[2]	37,015
Total Assets	277,787	3,994	(358)[1,2]	281,423
Total Liabilities	186,305	866	(358)[1,2]	186,813
Retained earnings	$31,141	$3,128	$-	$34,269
[1] Impact of ASU 2015-03.
[2] Impact of ASU 2015-17.

Revenue Recognition  In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) and has since modified the standard with ASU 2015-14, "Deferral of the Effective Date." These standards replace existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. ASU 2014-09 becomes effective for annual reporting periods beginning after December 15, 2017, at which point we plan to adopt the standard. Upon initial evaluation, we believe the key changes in the standard that impact our revenue recognition relate to the allocation of contract revenues between various services and equipment, and the timing in which those revenues are recognized. We are still in the process of determining the impact on the timing of revenue recognition and the allocation of revenue to products and segments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

ASU 2014-09 also specifies that all incremental costs of obtaining and direct costs of fulfilling our contracts with customers should be deferred and recognized over the contract period or expected customer life. In the third quarter of 2015, we changed our accounting policy for the costs of fulfilling contracts with customers to defer all recoverable costs while not changing our approach to acquisition costs. We believe, as a result of our accounting policy change for fulfillment costs, that the requirement to defer such costs in the new standard will not result in a significant change to our results. The requirement to defer contract acquisition costs however, will result in the recognition of a deferred charge on our balance sheets, but as the industry continues to undergo changes in how devices and services are sold to customers with impacts on the resulting commissions paid to our internal and external salesforces, we cannot currently estimate impact of this change.

The FASB allows two adoption methods under ASU 2014-09. Under one method, a company will apply the rules to contracts in all reporting periods presented, subject to certain allowable exceptions. Under the other method, a company will apply the rules to all contracts existing as of January 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and provide additional disclosures comparing results to previous rules. While we continue to evaluate the impact of the new standard and available adoption methods, we believe the standard will require us to implement new revenue accounting systems and processes, which will significantly change our internal controls over revenue recognition. In addition, the implementation of the new systems and processes will impact our considerations of which adoption methods we intend to use.

Financial Instruments  In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments – Overall (Subtopic 825-10):  Recognition and Measurement of Financial Assets and Financial Liabilities" (ASU 2016-01), which will require us to record changes in the fair value of our equity investments, except for those accounted for under the equity method, in net income instead of in accumulated other comprehensive income. ASU 2016-01 will become effective for fiscal years and interim periods beginning after December 15, 2017, and with the exception of certain disclosure requirements, is not subject to early adoption.

Income Taxes  We provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. We provide valuation allowances against the deferred tax assets (included, together with our deferred income tax assets, as part of our reportable net deferred income tax liabilities on our consolidated balance sheets), for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

Cash and Cash Equivalents  Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2015, we held $2,117 in cash and $3,004 in money market funds and other cash equivalents.

Revenue Recognition  Revenues derived from wireless, fixed telephone, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our service revenues are billed either in advance, arrears or are prepaid.

We record revenue reductions for estimated future adjustments to customer accounts, other than bad debt expense, at the time revenue is recognized based on historical experience. Service revenues include billings to our customers for various regulatory fees imposed on us by governmental authorities. We report revenues from transactions between us and our customers net of taxes the government authorities require us to collect from our customers in our consolidated statements of income. Cash incentives given to customers are recorded as a reduction of revenue. Revenues related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Revenue recognized from contracts that bundle services and equipment is limited to the lesser of the amount allocated based on the relative selling price of the equipment and service already delivered or the amount paid and owed by the customer for the equipment and service already delivered. We record the sale of equipment to customers when we no longer have any requirements to perform, when title is passed and when the products are accepted by customers. We record the sale of equipment and services to customers as gross revenue when we are the principal in the arrangement and net of the associated costs incurred when we are not considered the principal in the arrangement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We offer to our customers the option to purchase certain wireless devices in installments over a period of up to 30 months, with the right to trade in the original equipment for a new device, after having paid a specified number of installments, and have the remaining unpaid balance satisfied. For customers that elect these installment payment programs, we recognize revenue for the entire amount of the customer receivable, net of the fair value of the trade-in right guarantee and imputed interest. See Note 15 for additional information, including the sales of our equipment installment receivables.

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

Inventory  Inventories, which are included in "Other current assets" on our consolidated balance sheets, were $4,033 at December 31, 2015, and $1,933 at December 31, 2014. Wireless devices and accessories, which are valued at the lower of cost or market (determined using current replacement cost), were $3,733 at December 31, 2015, and $1,858 at December 31, 2014.

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

The liability for the fair value of an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate. The increase in the carrying value of the associated long-lived asset is depreciated over the corresponding estimated economic life.

Software Costs  We capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in "Property, Plant and Equipment" on our consolidated balance sheets. In addition, there is certain network software that allows the equipment to provide the features and functions unique to the AT&T network, which we include in the cost of the equipment categories for financial reporting purposes.

We amortize our capitalized software costs over a three-year to five-year period, reflecting the estimated period during which these assets will remain in service, which also aligns with the estimated useful lives used in the industry.

Goodwill and Other Intangible Assets  AT&T has five major classes of intangible assets: goodwill, licenses, which include Federal Communications Commission (FCC), other wireless licenses and orbital slots, other indefinite-lived intangible assets, primarily made up of the AT&T and DIRECTV International trade names including SKY, customer lists and various other finite-lived intangible assets (see Note 7).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. FCC and wireless licenses (wireless licenses) provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While wireless licenses are issued for a fixed period of time (generally 10 years), renewals of wireless licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our wireless licenses. Orbital slots represent the space in which we operate the broadcast satellites that support our digital video entertainment service offerings. Similar to our wireless licenses, there are no factors that limit the useful lives of our orbital slots. We acquired the rights to the AT&T and other brand names in previous acquisitions. We have the effective ability to retain these exclusive rights permanently at a nominal cost.

Goodwill, licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments or one level below them (Business Solutions, Entertainment Group, Consumer Mobility, and Mexico Wireless, Brazil and PanAmericana in the International segment), to the fair value of those reporting units calculated using a discounted cash flow approach as well as a market multiple approach. Licenses are tested for impairment on an aggregate basis, consistent with our use of the licenses on a national scope using a discounted cash flow approach. We also corroborated the value of wireless licenses with a market approach as the AWS-3 auction provided market price information for national wireless licenses. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name.

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

Broadcast Programming and Other Costs  We recognize the costs of television programming distribution rights when we distribute the related programming. We recognize the costs of television programming rights to distribute live sporting events to expense using the straight-line method over the course of the season or tournament, which approximates the pattern of usage.

Advertising Costs  We expense advertising costs for products and services or for promoting our corporate image as we incur them (see Note 18).

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

Foreign Currency Translation  We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (accumulated OCI) in the accompanying consolidated balance sheets (see Note 3). Operations in countries with highly inflationary economies consider the U.S. dollar as the functional currency.

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

NOTE 2. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share is shown in the table below:

Year Ended December 31,	2015	2014	2013
Numerators
Numerator for basic earnings per share:
Net income	$13,687	$6,736	$18,722
Less: Net income attributable to noncontrolling interest	(342)	(294)	(304)
Net income attributable to AT&T	13,345	6,442	18,418
Dilutive potential common shares:
Share-based payment	13	13	13
Numerator for diluted earnings per share	$13,358	$6,455	$18,431
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	5,628	5,205	5,368
Dilutive potential common shares:
Share-based payment (in shares)	18	16	17
Denominator for diluted earnings per share	5,646	5,221	5,385
Basic earnings per share attributable to AT&T	$2.37	$1.24	$3.42
Diluted earnings per share attributable to AT&T	$2.37	$1.24	$3.42

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. OTHER COMPREHENSIVE INCOME

Changes in the balances of each component included in accumulated OCI are presented below. All amounts are net of tax and exclude noncontrolling interest.

Following our 2015 acquisitions of DIRECTV and wireless businesses in Mexico, we have additional foreign operations that are exposed to fluctuations in the exchange rates used to convert operations, assets and liabilities into U.S. dollars. Since the dates of acquisition, when compared to the U.S. dollar, the Brazilian real exchange rate has depreciated 15.2%, the Argentinian peso exchange rate has depreciated 29.1% and Mexican peso exchange rate has depreciated 13.1%. For the year ended December 31, 2014, the amounts reclassified from accumulated OCI include amounts realized upon the sale of our investment in América Móvil, S.A. de C.V. (América Móvil) (see Note 5).

At December 31, 2015, 2014 and 2013 and for the years ended
	Foreign Currency Translation Adjustment		Net Unrealized Gains (Losses) on Available- for-Sale Securities		Net Unrealized Gains (Losses) on Cash Flow Hedges		Defined Benefit Postretirement Plans		Accumulated Other Comprehensive Income
Balance as of December 31, 2012	$(284)		$271		$(110)		$5,358		$5,235
Other comprehensive income (loss) before reclassifications	(138)		258		525		2,765		3,410
Amounts reclassified from accumulated OCI	55	[1]	(79)	[2]	30	[3]	(771)	[4]	(765)
Net other comprehensive income (loss)	(83)		179		555		1,994		2,645
Balance as of December 31, 2013	(367)		450		445		7,352		7,880
Other comprehensive income (loss) before reclassifications	(75)		65		260		428		678
Amounts reclassified from accumulated OCI	416	[1]	(16)	[2]	36	[3]	(933)	[4]	(497)
Net other comprehensive income (loss)	341		49		296		(505)		181
Balance as of December 31, 2014	(26)		499		741		6,847		8,061
Other comprehensive income (loss) before reclassifications	(1,172)		-		(763)		45		(1,890)
Amounts reclassified from accumulated OCI	-	[1]	(15)	[2]	38	[3]	(860)	[4]	(837)
Net other comprehensive income (loss)	(1,172)		(15)		(725)		(815)		(2,727)
Balance as of December 31, 2015	$(1,198)		$484		$16		$6,032		$5,334
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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer products and services to different customer segments over various technology platforms and/or in different geographies that are managed accordingly. Due to recent organizational changes and our July 24, 2015 acquisition of DIRECTV, effective for the quarter ended September 30, 2015, we revised our operating segments to align with our new management structure and organizational responsibilities. We analyze our operating segments based on segment contribution, which consists of operating income, excluding acquisition-related costs and other significant items (as discussed below), and equity in net income of affiliates for investments managed within each operating segment. We have four reportable segments: (1) Business Solutions, (2) Entertainment Group, (3) Consumer Mobility and (4) International.

We also evaluate segment performance based on segment operating income before depreciation and amortization, which we refer to as EBITDA and/or EBITDA margin. We believe EBITDA to be a relevant and useful measurement to our investors as it is part of our internal management reporting and planning processes and it is an important metric that management uses to evaluate segment operating performance. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses.

The Business Solutions segment provides services to business, governmental and wholesale customers and individual subscribers who purchase wireless services through employer-sponsored plans. We provide advanced IP-based services including Virtual Private Networks (VPN), Ethernet-related products and broadband, collectively referred to as strategic business services, as well as traditional data and voice products. We utilize our wireless and wired network and are marketed to provide a complete communications solution to our business customers.

The Entertainment Group segment provides video, Internet and voice communication services to residential customers located in the U.S. or in U.S. territories. We utilize our copper and IP-based (referred to as "wired" or "wireline") wired network and/or our satellite technology.

The Consumer Mobility segment provides nationwide wireless service to consumers, and wireless wholesale and resale subscribers located in the U.S. or in U.S. territories. We utilize our U.S. wireless network to provide voice and data services, including high-speed Internet, video entertainment and home monitoring services.

The International segment provides entertainment services in Latin America and wireless services in Mexico. Video entertainment services are provided to primarily residential customers using satellite technology. We utilize our regional and national networks in Mexico to provide consumer and business customers with wireless data and voice communication services. Our international subsidiaries conduct business in their local currency and operating results are converted to U.S. dollars using official exchange rates.

In reconciling items to consolidated operating income and income before income taxes, Corporate and Other includes: (1) operations that are not considered reportable segments and that are no longer integral to our operations or which we no longer actively market, and (2) impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest costs and expected return on plan assets for our pension and postretirement benefit plans.

Certain operating items are not allocated to our business segments:
•
Acquisition-related items include (1) operations and support items associated with the merger and integration of newly acquired businesses, and (2) the noncash amortization of intangible assets acquired in acquisitions.

•
Certain significant items include (1) noncash actuarial gains and losses from pension and other postretirement benefits, (2) employee separation charges associated with voluntary and/or strategic offers, (3) losses resulting from abandonment or impairment of assets and (4) other items for which the segments are not being evaluated.

Interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are also not included in each segment's reportable results.

Our operating assets are utilized by multiple segments and consist of our wireless and wired networks as well as an international satellite fleet. We manage our assets to provide for the most efficient, effective and integrated service to our customers, not by operating segment, and therefore asset information and capital expenditures by segment are not presented. Depreciation is allocated based on network usage or asset utilization by segment.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2015
	Revenue	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Business Solutions	$71,127	$44,946	$26,181	$9,789	$16,392	$-	$16,392
Entertainment Group	35,294	28,345	6,949	4,945	2,004	(4)	2,000
Consumer Mobility	35,066	21,477	13,589	3,851	9,738	-	9,738
International	4,102	3,930	172	655	(483)	(5)	(488)
Segment Total	145,589	98,698	46,891	19,240	27,651	$(9)	$27,642
Corporate and Other	1,297	1,057	240	64	176
Acquisition-related items	(85)	1,987	(2,072)	2,712	(4,784)
Certain significant items	-	(1,742)	1,742	-	1,742
AT&T Inc.	$146,801	$100,000	$46,801	$22,016	$24,785

For the year ended December 31 2014
	Revenue	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Business Solutions	$70,606	$45,826	$24,780	$9,355	$15,425	$-	$15,425
Entertainment Group	22,233	18,992	3,241	4,473	(1,232)	(2)	(1,234)
Consumer Mobility	36,769	23,891	12,878	3,827	9,051	(1)	9,050
International	-	-	-	-	-	153	153
Segment Total	129,608	88,709	40,899	17,655	23,244	$150	$23,394
Corporate and Other	2,839	2,471	368	105	263
Acquisition-related items	-	785	(785)	487	(1,272)
Certain significant items	-	9,997	(9,997)	26	(10,023)
AT&T Inc.	$132,447	$101,962	$30,485	$18,273	$12,212

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2013
	Revenue	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Business Solutions	$67,647	$43,442	$24,205	$8,965	$15,240	$-	$15,240
Entertainment Group	21,542	17,943	3,599	4,815	(1,216)	-	(1,216)
Consumer Mobility	36,243	22,545	13,698	3,683	10,015	-	10,015
International	-	-	-	-	-	532	532
Segment Total	125,432	83,930	41,502	17,463	24,039	$532	$24,571
Corporate and Other	3,320	2,987	333	274	59
Acquisition-related items	-	-	-	658	(658)
Certain significant items	-	(7,312)	7,312	-	7,312
AT&T Inc.	$128,752	$79,605	$49,147	$18,395	$30,752

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table is a reconciliation of operating income (loss) to "Income Before Income Taxes" reported on our consolidated statements of income:

	2015	2014	2013
Business Solutions	$16,392	$15,425	$15,240
Entertainment Group	2,000	(1,234)	(1,216)
Consumer Mobility	9,738	9,050	10,015
International	(488)	153	532
Segment Operating Income	27,642	23,394	24,571
Reconciling Items:
Corporate and Other	176	263	59
Merger and integration charges	(2,072)	(785)	-
Amortization of intangibles acquired	(2,712)	(487)	(658)
Actuarial gain (loss)	2,152	(7,869)	7,584
Employee separation charges	(375)	-	(501)
Other (expenses) credits	(35)	-	229
Asset abandonments and impairments	-	(2,154)	-
Segment equity in net income (loss) of affiliates	9	(150)	(532)
AT&T Operating Income	24,785	12,212	30,752
Interest expense	4,120	3,613	3,940
Equity in net income of affiliates	79	175	642
Other income (expense) - net	(52)	1,581	596
Income Before Income Taxes	$20,692	$10,355	$28,050

The following table sets forth revenues earned from subscribers located in different geographic areas. Property is grouped by its physical location.

	2015		2014		2013
	Revenues	Net Property, Plant & Equipment	Revenues	Net Property, Plant & Equipment	Revenues	Net Property, Plant & Equipment
United States	$140,234	$118,515	$129,772	$112,092	$126,212	$110,090
Latin America
Brazil	1,224	1,384	142	33	136	41
Other	1,157	1,530	99	67	92	72
Mexico	2,046	2,369	94	20	90	24
Other	2,140	652	2,340	686	2,222	741
Total	$146,801	$124,450	$132,447	$112,898	$128,752	$110,968

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 5. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions

DIRECTV  On July 24, 2015, we completed our acquisition of DIRECTV, a leading provider of digital television entertainment services in both the United States and Latin America. The acquisition represents an opportunity for us to integrate a unique and complementary set of assets and achieve substantial cost synergies over time, as well as generate revenue from pay television in Latin America. Our distribution scale will enable us to offer consumers bundles including video, high-speed broadband and mobile services, using all the sales channels of both companies. We believe the combined company will be a content distribution leader across mobile, video and broadband platforms.

Under the merger agreement, each share of DIRECTV stock was exchanged for $28.50 cash plus 1.892 shares of our common stock. After adjustment for shares issued to trusts consolidated by AT&T, share-based payment arrangements and fractional shares, which were settled in cash, AT&T issued 954,407,524 shares to DIRECTV shareholders, giving them an approximate 16% stake in the combined company, based on common shares outstanding. Based on our $34.29 per share closing stock price on July 24, 2015, the aggregate value of consideration paid to DIRECTV shareholders was $47,409, including $32,727 of AT&T stock and $14,378 in cash, $299 for share-based payment arrangements and $5 for DIRECTV shares previously purchased on the open market by trusts consolidated by AT&T.

Our 2015 operating results include the results from DIRECTV following the acquisition date. The fair values of the assets acquired and liabilities assumed were preliminarily determined using the income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and are considered Level 3 under the Fair Value Measurement and Disclosure framework, other than long-term debt assumed in the acquisition (see Note 10). The income approach was primarily used to value the intangible assets, consisting primarily of acquired customer relationships, orbital slots and trade names. The income approach estimates fair value for an asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used primarily for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation. Our December 31, 2015 consolidated balance sheet includes the assets and liabilities of DIRECTV, which have been measured at fair value.

The following table summarizes the preliminary estimated fair values of the DIRECTV assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Assets acquired
Cash	$4,797
Accounts receivable	2,011
All other current assets	1,535
Property, plant and equipment (including satellites)	9,301
Intangible assets not subject to amortization
Orbital slots	11,946
Trade name	1,382
Intangible assets subject to amortization
Customer lists and relationships	19,505
Trade name	2,905
Other	457
Investments and other assets	2,360
Goodwill	34,427
Total assets acquired	90,626

Liabilities assumed
Current liabilities, excluding current portion of long-term debt	5,693
Long-term debt	20,585
Other noncurrent liabilities	16,585
Total liabilities assumed	42,863
Net assets acquired	47,763
Noncontrolling interest	(354)
Aggregate value of consideration paid	$47,409

These estimates are preliminary in nature and subject to adjustments, which could be material. Any necessary adjustments will be finalized within one year from the date of acquisition. Substantially all the receivables acquired are expected to be collectable. We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Goodwill is calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired, and represents the future economic benefits that we expect to achieve as a result of acquisition. Prior to the finalization of the purchase price allocation, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may change goodwill. Purchased goodwill is not expected to be deductible for tax purposes. The goodwill was allocated to our Entertainment Group and International segments.

For the 160-day period ended December 31, 2015, our consolidated statement of income included $14,561 of revenues and $(46) of operating income, which included $2,254 of intangible amortization from DIRECTV, and its affiliates. The following unaudited pro forma consolidated results of operations assume that the acquisition of DIRECTV was completed as of January 1, 2014.

	(Unaudited)
	Year Ended
	December 31,
	2015	2014
Total operating revenues[1]	$165,694	$165,595
Net Income Attributable to AT&T	12,683	6,412

Basic Earnings Per Share Attributable to AT&T	$2.06	$1.04
Diluted Earnings Per Share Attributable to AT&T	$2.06	$1.04
[1] Reflects revenue declines resulting from our fourth-quarter 2014 sale of our Connecticut wireline operations.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Nonrecurring adjustments included in the pro forma results above consist of the following:  At June 30, 2015, due to the continued economic uncertainty and lack of liquidity in all three of the official currency exchange mechanisms in Venezuela, DIRECTV changed the exchange rate used to measure its Venezuelan subsidiary's monetary assets and liabilities into U.S. dollars from Sistema Complementario de Administración de Divisas (SICAD) to Sistema Marginal de Divisas (SIMADI). The significant change in exchange rates also required the reevaluation of the recoverability of fixed and intangible assets and inventory, which resulted in an impairment charge of $1,060 recorded in DIRECTV's consolidated statement of operations for the six-month period ended June 30, 2015. Prior to DIRECTV's June 30, 2015 change to the SIMADI exchange rate, operating results for the six months ended June 30, 2015 were measured using the SICAD exchange rate which resulted in revenues in Venezuela of approximately $500 and operating profit before depreciation and amortization of approximately $180. Pro forma data may not be indicative of the results that would have been obtained had these events occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

Nextel Mexico  On April 30, 2015, we completed our acquisition of the subsidiaries of NII Holdings Inc., operating its wireless business in Mexico, for $1,875, including approximately $427 of net debt and other adjustments. The subsidiaries offered service under the name Nextel Mexico.

The preliminary values of assets acquired were: $383 in licenses, $1,293 in property, plant and equipment, $111 in customer lists and $112 of goodwill. The goodwill was allocated to our International segment.

GSF Telecom  On January 16, 2015, we acquired Mexican wireless company GSF Telecom Holdings, S.A.P.I. de C.V. (GSF Telecom) for $2,500, including net debt of approximately $700. GSF Telecom offered service under both the Iusacell and Unefon brand names in Mexico.

The preliminary values of assets acquired were: $673 in licenses, $715 in property, plant and equipment, $374 in customer lists, $26 in trade names and $972 of goodwill. The goodwill was allocated to our International segment.

AWS-3 Auction  In January 2015, we submitted winning bids for 251 Advanced Wireless Service (AWS) spectrum licenses in the AWS-3 Auction (FCC Auction 97) for $18,189. We provided the Federal Communications Commission (FCC) an initial down payment of $921 in October 2014 and paid the remaining $17,268 in the first quarter of 2015.

Spectrum Acquisitions  During 2015, we acquired $489 of wireless spectrum, not including the AWS auction. During 2014, we acquired $1,263 of wireless spectrum, not including Leap Wireless International, Inc. (Leap) discussed below.

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

The values of assets acquired under the terms of the agreement were: $3,000 in licenses, $510 in property, plant and equipment, $520 of customer lists, $340 for trade names and $248 of goodwill. The goodwill was allocated to our Consumer Mobility segment. The estimated fair value of debt associated with the acquisition of Leap was $3,889, all of which was redeemed or matured by July 31, 2014.
Dispositions
Connecticut Wireline  On October 24, 2014, we sold our incumbent local exchange operations in Connecticut for $2,018 and recorded a pre-tax gain of $76, which is included in "Other income (expense) – net," on our consolidated statements of income. In conjunction with the sale, we allocated $743 of goodwill from our former Wireline reporting unit. Because the book value of the goodwill did not have a corresponding tax basis, the resulting net income impact of the sale was a loss of $360.

América Móvil  In 2014, we sold our remaining stake in América Móvil for approximately $5,885 and recorded a pre-tax gain of $1,330, which is included in "Other income (expense) – net," on our consolidated statements of income. In 2013, we sold a portion of our shares in América Móvil for approximately $1,179. América Móvil was accounted for as an equity method investment.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2015	2014
Land	-	$1,638	$1,567
Buildings and improvements	2-44	33,784	32,204
Central office equipment[1]	3-10	93,643	89,857
Cable, wiring and conduit	15-50	75,784	72,766
Satellites	12-15	2,088	-
Other equipment	2-23	81,972	74,244
Software	3-5	11,347	8,604
Under construction	-	5,971	3,053
		306,227	282,295
Accumulated depreciation and amortization		181,777	169,397
Property, plant and equipment - net		$124,450	$112,898
[1] Includes certain network software.

Our depreciation expense was $19,289 in 2015, $17,773 in 2014 and $17,722 in 2013. Depreciation expense included amortization of software totaling $1,660 in 2015, $1,504 in 2014 and $2,142 in 2013.

We periodically assess our network assets for impairment, and our analyses have indicated no impairment. During 2014, due to declining customer demand for our legacy voice and data products and the migration of our networks to next generation technologies, we decided to abandon in place specific copper network assets classified as cable, wiring and conduit. These abandoned assets had a gross book value of approximately $7,141, with accumulated depreciation of $5,021. In 2014, we recorded a $2,120 noncash charge for this abandonment, which is included in "Abandonment of network assets" on our consolidated statements of income.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $5,025 for 2015, $4,345 for 2014 and $3,683 for 2013. At December 31, 2015, the future minimum rental payments under noncancelable operating leases for the years 2016 through 2020 were $3,775, $3,551, $3,257, $3,003 and $2,771, with $12,488 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

As part of our organizational realignment discussed in Note 4, the goodwill from the previous Wireless segment was allocated to the Business Solutions and Consumer Mobility segments and the goodwill from the previous Wireline segment was allocated to the Business Solutions and Entertainment Group segments. The allocations were based on the relative fair value of the portions of the previous Wireless and Wireline segments which were moved into the new Business Solutions, Entertainment Group and Consumer Mobility segments.

The following table sets forth the changes in the carrying amounts of goodwill by segment, which is the same as reporting unit for Business Solutions, Entertainment Group and Consumer Mobility. The International segment has three reporting units: Mexico Wireless, Brazil and PanAmericana.

	Wireless	Wireline	Business Solutions	Entertainment Group	Consumer Mobility	International	Total
Balance as of December 31, 2013	$36,106	$33,167	$-	$-	$-	$-	$69,273
Goodwill acquired	367	-	-	-	-	-	367
Other	(4)	56	-	-	-	-	52
Balance as of December 31, 2014	36,469	33,223	-	-	-	-	69,692
Goodwill acquired	6	-	-	30,839	-	4,672	35,517
Foreign currency translation adjustments	-	-	-	-	-	(638)	(638)
Allocation of goodwill	(36,471)	(33,226)	45,351	7,834	16,512	-	-
Other	(4)	3	-	-	-	(2)	(3)
Balance as of December 31, 2015	$-	$-	$45,351	$38,673	$16,512	$4,032	$104,568

The majority of our goodwill acquired during 2015 related to our acquisitions of DIRECTV, Nextel Mexico and GSF Telecom. The allocation of goodwill represents goodwill previously assigned to our Wireless and Wireline segments. Other changes to our goodwill in 2015 include foreign currency translation adjustments and the final valuation of Leap. The majority of our goodwill acquired during 2014 related to our acquisition of Leap. Other changes to our goodwill during 2014 include adjustments to the amount of goodwill moved to held for sale in 2013 related to the sale of our Connecticut wireline operations. (See Note 5)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our other intangible assets are summarized as follows:

	December 31, 2015			December 31, 2014
Other Intangible Assets	Gross Carrying Amount	Currency Translation Adjustment	Accumulated Amortization	Gross Carrying Amount	Currency Translation Adjustment	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
Wireless acquisitions	$1,055	$-	$679	$1,082	$-	$550
BellSouth Corporation	4,450	-	4,347	5,825	-	5,559
DIRECTV	19,505	(294)	1,807	-	-	-
AT&T Corp.	33	-	23	56	-	42
Mexican wireless	485	(60)	110	-	-	-
Subtotal	25,528	(354)	6,966	6,963	-	6,151
Trade name	2,905	-	424	-	-	-
Other	686	-	195	275	-	189
Total	$29,119	$(354)	$7,585	$7,238	$-	$6,340

Indefinite-lived intangible assets not subject to amortization:
Licenses
Wireless licenses	$81,147	$60,824
Orbital slots	11,946	-
Trade names	6,437	5,241
Total	$99,530	$66,065

Wireless license additions in 2015 were primarily related to FCC Auction 97, with the remainder originating from our Mexico business acquisitions and various spectrum license purchases. The increase in orbital slots and trade names was primarily due to the DIRECTV acquisition. (See Note 5)

We review indefinite-lived intangible assets for impairment annually (see Note 1). Licenses include wireless licenses that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services, similar licenses in Mexico and orbital slots representing the space in which we operate the broadcast satellites that support our digital video entertainment service offerings.

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets, over a weighted-average of 8.6 years (9.2 years for customer lists and relationships and 4.2 years for amortizing trade names and other). Amortization expense for definite-life intangible assets was $2,728 for the year ended December 31, 2015, $500 for the year ended December 31, 2014 and $672 for the year ended December 31, 2013. Amortization expense is estimated to be $5,207 in 2016, $4,623 in 2017, $3,580 in 2018, $2,521 in 2019, and $2,041 in 2020.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In 2015, we wrote off approximately $1,483 of fully amortized intangible assets (primarily customer lists). In 2014, we wrote off approximately $2,850 of fully amortized intangible assets (primarily customer lists). We review other amortizing intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

NOTE 8. EQUITY METHOD INVESTMENTS
Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

In the third quarter of 2015, we acquired DIRECTV (see Note 5), which included various equity method investments. The earnings from these investments, subsequent to the acquisition date, are included in the 2015 activity in the table below, as well as our consolidated statement of income for 2015.

Our investments in equity affiliates at December 31, 2015 primarily include our interests in SKY Mexico, Game Show Network, Otter Media Holdings, YP Holdings LLC (YP Holdings), MLB Network and NW Sports Net.

SKY Mexico  We hold a 41.0% interest in SKY Mexico, which was acquired as part of DIRECTV. SKY Mexico is a leading pay-TV provider in Mexico.

Game Show Network (GSN)  We hold a 42.0% interest in GSN, which was also a part of the acquisition of DIRECTV. GSN is a television network dedicated to game-related programming and Internet interactive game playing.

Otter Media Holdings  We hold a 43.4% interest in Otter Media Holdings, a venture between The Chernin Group and AT&T that is focused on acquiring, investing in and launching over-the-top subscription video services.

YP Holdings  We hold a 47.0% interest in YP Holdings, an online advertising company and directory publisher.

MLB Network  We hold a 16.7% interest in MLB Network, which offers broadcasts dedicated to Major League Baseball and was acquired with DIRECTV.

NW Sports Net  We hold a 29.0% interest in NW Sports Net, a regional sports network acquired as part of DIRECTV.

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2015	2014
Beginning of year	$250	$3,860
Additional investments	77	226
DIRECTV investments acquired	1,232	-
Equity in net income of affiliates	79	175
Dividends and distributions received	(30)	(148)
Sale of América Móvil shares	-	(3,817)
Other adjustments	(2)	(46)
End of year	$1,606	$250

Undistributed earnings from equity affiliates were $162 and $88 at December 31, 2015 and 2014.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 9. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2015	2014
Notes and debentures[1]
Interest Rates	Maturities[2]
0.49% – 2.99%	2015 – 2022	$34,265	$22,127
3.00% – 4.99%	2015 – 2046	54,678	31,516
5.00% – 6.99%	2015 – 2095	31,140	23,260
7.00% – 9.50%	2015 – 2097	5,805	6,153
Other		15	-
Fair value of interest rate swaps recorded in debt		109	125
		126,012	83,181
Unamortized (discount) premium - net		(842)	(1,549)
Unamortized issuance costs		(323)	(233)
Total notes and debentures		124,847	81,399
Capitalized leases		884	430
Other		416	-
Total long-term debt, including current maturities		126,147	81,829
Current maturities of long-term debt		(7,632)	(6,051)
Total long-term debt		$118,515	$75,778
[1] Includes credit agreement borrowings.
[2] Maturities assume putable debt is redeemed by the holders at the next opportunity.

On July 24, 2015, we added $20,585 in long-term debt, including capital leases, related to our acquisition of DIRECTV. DIRECTV's debt included both fixed and floating-rate coupons with a weighted average rate of approximately 4.6% (ranging from 1.75% to 9.50%) and had maturities ranging from 2015 to 2042. Included in our "Total notes and debentures" balance in the table above was the face value of acquired debt from DIRECTV of $17,050, which had a carrying amount of $17,787 at December 31, 2015.

Included in the table above at December 31, 2015, was approximately $738, representing the remaining excess of the fair value over the recorded value of debt in connection with the acquisition of DIRECTV, all of which was included in our "Unamortized (discount) premium - net." The excess is amortized over the remaining lives of the underlying debt obligations.

We had outstanding Euro, British pound sterling, Canadian dollar, Swiss franc and Brazilian real denominated debt of approximately $26,221 and $24,568 at December 31, 2015 and 2014. The weighted-average interest rate of our entire long-term debt portfolio, including the impact of derivatives, decreased from 4.2% at December 31, 2014 to 4.0% at December 31, 2015.

Other debt includes financing arrangements we have in Mexico for the construction of wireless network facilities that totaled $416, at December 31, 2015.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2016. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Debt maturing within one year consisted of the following at December 31:

	2015	2014
Current maturities of long-term debt	$7,632	$6,051
Bank borrowings[1]	4	5
Total	$7,636	$6,056
[1] Outstanding balance of short-term credit facility of a foreign subsidiary.

Financing Activities
During 2015, we issued $33,969 in long-term debt in various markets, with an average weighted maturity of approximately 12 years and a weighted average coupon of 2.7%. We redeemed $10,042 in borrowings of various notes with stated rates of 0.80% to 9.10%.

During 2015 we completed the following long-term debt issuances:
•	February 2015 issuance of $2,619 of 4.600% global notes due 2045.
•	March 2015 borrowings under a variable rate term loan facility due 2018, variable rate term loan facility due 2020 and variable rate 18-month credit agreement due 2016, together totaling $11,155.
•	March 2015 issuance of €1,250 of 1.300% global notes due 2023 and €1,250 of 2.450% global notes due 2035 (together, equivalent to $2,844, when issued).
•
May 2015 issuance of $3,000 of 2.450% global notes due 2020; $2,750 of 3.000% global notes due 2022; $5,000 of 3.400% global notes due 2025; $2,500 of 4.500% global notes due 2035; $3,500 of 4.750% global notes due 2046; and $750 floating rate global notes due 2020. The floating rate for the note is based upon the three-month London Interbank Offered Rate (LIBOR), reset quarterly, plus 93 basis points.

On February 9, 2016, we completed the following long-term debt issuances:
•	$1,250 of 2.800% global notes due 2021.
•	$1,500 of 3.600% global notes due 2023.
•	$1,750 of 4.125% global notes due 2026.
•	$1,500 of 5.650% global notes due 2047.

As of December 31, 2015 and 2014, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2015, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2016	2017	2018	2019	2020	Thereafter
Debt repayments[1]	$7,383	$7,789	$13,058	$7,863	$9,459	$83,891
Weighted-average interest rate	2.8%	2.3%	3.5%	3.9%	3.2%	4.8%
[1]	Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities
On December 11, 2015, we entered into a five-year, $12,000 credit agreement (the "Revolving Credit Agreement") with Citibank, N.A. (Citibank), as administrative agent, replacing our $5,000 credit agreement that would have expired in December 2018. At the same time, AT&T and the lenders terminated their obligations under the existing revolving $3,000 credit agreement with Citibank that would have expired in December 2017.

In January 2015, we entered into a $9,155 credit agreement (the "Syndicated Credit Agreement") containing (i) a $6,286 term loan facility (the "Tranche A Facility") and (ii) a $2,869 term loan facility (the "Tranche B Facility"), with certain investment and commercial banks and Mizuho Bank, Ltd. ("Mizuho"), as administrative agent. We also entered into a $2,000 18-month credit agreement (the "18-Month Credit Agreement") with Mizuho as initial lender and agent. On December 11, 2015, AT&T amended the Syndicated Credit Agreement and the 18-Month Credit Agreement to, among other things, revise the financial covenant to match the financial covenant in the Revolving Credit Agreement.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Revolving Credit Agreement
In the event advances are made under the Revolving Credit Agreement, those advances would be used for general corporate purposes. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under the agreement. We can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. We also may request that the total amount of the lender's commitments be increased by an integral multiple of $25 effective on a date that is at least 90 days prior to the scheduled termination date then in effect, provided that no event of default has occurred and in no event shall the total amount of the lender's commitments at any time exceed $14,000. At December 31, 2015, we had no advances outstanding under the Revolving Credit Agreement and we have complied will all covenants.

The obligations of the lenders to provide advances will terminate on December 11, 2020, unless prior to that date either: (i) AT&T reduces to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for two one-year periods beyond the December 11, 2020, termination date, under certain circumstances.

Advances under the Revolving Credit Agreement would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of: (a) the base rate of the bank affiliate of Citibank, N.A. which is serving as administrative agent under the Agreement, (b) 0.50% per annum above the Federal funds rate, and (c) the LIBOR applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin, as set forth in the Revolving Credit Agreement ("Applicable Margin for Base Advances"); or

•	at a rate equal to: (i) LIBOR for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin ("Applicable Margin for Eurocurrency Rate Advances").

The Applicable Margin for Eurocurrency Rate Advances will equal 0.680%, 0.910%, 1.025%, or 1.125% per annum, depending on AT&T's credit rating. The Applicable Margin for Base Rate Advances will be equal to the greater of 0.00% and the relevant Applicable Margin for Eurocurrency Rate Advances minus 1.00% per annum depending on AT&T's credit rating.

We will pay a facility fee of 0.070%, 0.090%, 0.100% or 0.125% per annum, depending on AT&T's credit rating, of the amount of lender commitments.

The Revolving Credit Agreement contains covenants that are customary for an issuer with an investment grade senior debt credit rating, as well as a net debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization, and other modifications described in the Revolving Credit Agreement) financial ratio covenant that AT&T will maintain, as of the last day of each fiscal quarter, a ratio of not more than 3.5-to-1.

The Syndicated Credit Agreement
In March 2015, AT&T borrowed all amounts available under the Tranche A Facility and the Tranche B Facility. Amounts borrowed under the Tranche A Facility will be due on March 2, 2018. Amounts borrowed under the Tranche B Facility will be subject to amortization from March 2, 2018, with 25 percent of the aggregate principal amount thereof being payable prior to March 2, 2020, and all remaining principal amount due on March 2, 2020.

Advances bear interest at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance). The Applicable Margin under the Tranche A Facility will equal 1.000%, 1.125% or 1.250% per annum depending on AT&T's credit rating. The Applicable Margin under the Tranche B Facility will equal 1.125%, 1.250% or 1.375% per annum, depending on AT&T's credit rating.

The Syndicated Credit Agreement contains covenants that are customary for an issuer with an investment grade senior debt credit rating. Among other things, the Syndicated Credit Agreement requires us to maintain a net debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the Syndicated Credit Agreement) ratio of not more than 3.5-to-1, as of the last day of each fiscal quarter.

Events of default are customary for an agreement of this nature and result in the acceleration or permit the lenders to accelerate, as applicable, required payment and which would increase the Applicable Margin by 2.00% per annum.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The 18-Month Credit Agreement
In March 2015, AT&T borrowed all amounts available under the 18-Month Credit Agreement. Amounts borrowed under the 18-Month Credit Agreement will be due and payable on September 2, 2016. In September 2015, we partially repaid the amount borrowed.

Advances bear interest at a rate equal to: (i) the LIBOR for deposits in dollars (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin (each such Advance, a Eurodollar Rate Advance). The Applicable Margin will equal 0.800%, 0.900% or 1.000% per annum, depending on AT&T's credit rating. In the event that AT&T's unsecured senior long-term debt ratings are split by S&P, Moody's and Fitch, then the Applicable Margin will be determined by the highest rating, unless the lowest of such ratings is more than one level below the highest of such ratings, in which case the pricing will be the rating that is one level above the lowest of such ratings.

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

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2014.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures[1]	$124,847	$128,993	$81,399	$90,367
Bank borrowings	4	4	5	5
Investment securities	2,704	2,704	2,735	2,735
[1] Includes credit agreement borrowings.

The carrying value of debt with an original maturity of less than one year approximates fair value. The fair value measurements used for notes and debentures are considered Level 2 and are determined using various methods, including quoted prices for identical or similar securities in both active and inactive markets.

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2015, and December 31, 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,132	$-	$-	$1,132
International equities	569	-	-	569
Fixed income bonds	-	680	-	680
Asset Derivatives[1]
Interest rate swaps	-	136	-	136
Cross-currency swaps	-	556	-	556
Foreign exchange contracts	-	3	-	3
Liability Derivatives[1]
Cross-currency swaps	-	(3,466)	-	(3,466)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,160	$-	$-	$1,160
International equities	553	-	-	553
Fixed income bonds	-	836	-	836
Asset Derivatives[1]
Interest rate swaps	-	157	-	157
Cross-currency swaps	-	1,243	-	1,243
Interest rate locks	-	5	-	5
Liability Derivatives[1]
Cross-currency swaps	-	(1,506)	-	(1,506)
Interest rate locks	-	(133)	-	(133)
 [1] Derivatives designated as hedging instruments are reflected as "Other assets," "Other noncurrent liabilities" and, for a portion of interest rate swaps, "Other current assets" in our consolidated balance sheets.

Investment Securities
Our investment securities include equities, fixed income bonds and other securities. A substantial portion of the fair values of our available-for-sale securities was estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on securities are included in "Other income (expense) – net" in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other than temporary are recorded in "Other income (expense) – net" with the corresponding reduction to the carrying basis of the investment. Fixed income investments of $95 have maturities of less than one year, $320 within one to three years, $52 within three to five years, and $213 for five or more years.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our cash equivalents (money market securities), short-term investments (certificate and time deposits) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values. Short-term investments and customer deposits are recorded in "Other current assets" and our investment securities are recorded in "Other assets" on the consolidated balance sheets.

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

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense in the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair values of the interest rate swaps are exactly offset by changes in the fair value of the underlying debt. Gains or losses realized upon early termination of our fair value hedges are recognized in interest expense. In the years ended December 31, 2015, and December 31, 2014, no ineffectiveness was measured on interest rate swaps designated as fair value hedges.

Cash Flow Hedging We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro, British pound sterling, Canadian dollar and Swiss Franc denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, usually determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed or floating foreign-denominated rate to a fixed U.S. denominated interest rate.

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized as "Other income (expense) – net" in the consolidated statements of income in each period. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2015, and December 31, 2014, no ineffectiveness was measured on cross-currency swaps designated as cash flow hedges.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to "Other income (expense) – net" in the consolidated statements of income. In the years ended December 31, 2015, and December 31, 2014, no ineffectiveness was measured on interest rate locks. Over the next 12 months, we expect to reclassify $59 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We hedge a portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income in the same period the hedged transaction affects earnings, except where an amount is deemed to be ineffective, which would be immediately reclassified to "Other income (expense) – net" in the consolidated statements of income. In the years ended December 31, 2015, and December 31, 2014, no ineffectiveness was measured on foreign exchange contracts designated as cash flow hedges.

Collateral and Credit-Risk Contingency  We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2015, we had posted collateral of $2,343 (a deposit asset) and held collateral of $124 (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Fitch Ratings, before the final collateral exchange in December, we would have been required to post additional collateral of $105. If DIRECTV Holdings LLC's credit rating had been downgraded below BBB- (S&P) and below Baa3 (Moody's) we would owe an additional $163. At December 31, 2014, we had posted collateral of $530 (a deposit asset) and held collateral of $599 (a receipt liability). We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) exists, against the fair value of the derivative instruments.

Following is the notional amount of our outstanding derivative positions:

	2015	2014
Interest rate swaps	$7,050	$6,550
Cross-currency swaps	29,642	26,505
Interest rate locks	-	6,750
Foreign exchange contracts	100	-
Total	$36,792	$39,805

Following is the related hedged items affecting our financial position and performance:

Effect of Derivatives on the Consolidated Statements of Income
Fair Value Hedging Relationships
For the years ended December 31,	2015	2014	2013
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(16)	$(29)	$(113)
Gain (Loss) on long-term debt	16	29	113

In addition, the net swap settlements that accrued and settled in the periods above were included in interest expense.

Cash Flow Hedging Relationships
For the year ended December 31,	2015	2014	2013
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$(813)	$528	$813
Interest rate locks:
Gain (Loss) recognized in accumulated OCI	(361)	(128)	-
Interest income (expense) reclassified from accumulated OCI into income	(58)	(44)	(46)
Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	-	-	(2)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 11. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2015	2014
Depreciation and amortization	$59,879	$47,082
Intangibles (nonamortizable)	6,920	1,874
Employee benefits	(10,517)	(11,679)
Deferred fulfillment costs	2,172	2,035
Net operating loss and other carryforwards	(4,029)	(2,126)
Other – net	(1,478)	68
Subtotal	52,947	37,254
Deferred tax assets valuation allowance	2,141	1,182
Net deferred tax liabilities	$55,088	$38,436

Noncurrent deferred tax liabilities	$56,181	$38,436
Less: Noncurrent deferred tax assets	(1,093)	-
Net deferred tax liabilities	$55,088	$38,436

At December 31, 2015, we had combined net operating loss carryforwards (tax effected) for federal income tax purposes of $106, state of $851 and foreign of $1,676, expiring through 2031. Additionally, we had federal credit carryforwards of $134 and state credit carryforwards of $1,262, expiring primarily through 2035. The increase in our net operating loss carryforwards was primarily due to our acquisitions of GSF Telecom, Nextel Mexico and DIRECTV.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2015 and 2014 related primarily to state and foreign net operating losses and state credit carryforwards. The increase in our valuation allowance was primarily due to our 2015 acquisitions.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an unrecognized tax benefit (UTB). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2015 and 2014 is as follows:

Federal, State and Foreign Tax	2015	2014
Balance at beginning of year	$4,465	$4,227
Increases for tax positions related to the current year	1,333	470
Increases for tax positions related to prior years	660	484
Decreases for tax positions related to prior years	(396)	(657)
Lapse of statute of limitations	(16)	(38)
Settlements	10	(21)
Current year acquisitions	864	-
Foreign currency effects	(22)	-
Balance at end of year	6,898	4,465
Accrued interest and penalties	1,138	973
Gross unrecognized income tax benefits	8,036	5,438
Less: Deferred federal and state income tax benefits	(582)	(434)
Less: Tax attributable to timing items included above	(3,460)	(2,400)
Less: UTBs included above that relate to acquisitions that would impact goodwill
if recognized during the measurement period	(842)	-
Total UTB that, if recognized, would impact the
effective income tax rate as of the end of the year	$3,152	$2,604

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $3,027 at December 31, 2015, and $2,258 at December 31, 2014.

Accrued interest and penalties included in UTBs were $1,138 as of December 31, 2015, and $973 as of December 31, 2014. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense (benefit) included in income tax expense was $83 for 2015, $(64) for 2014, and $35 for 2013.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The components of income tax (benefit) expense are as follows:

	2015	2014	2013
Federal:
Current	$2,496	$1,610	$3,044
Deferred	3,828	2,060	5,783
	6,324	3,670	8,827
State and local:
Current	72	(102)	(132)
Deferred	671	(73)	596
	743	(175)	464
Foreign:
Current	320	163	71
Deferred	(382)	(39)	(34)
	(62)	124	37
Total	$7,005	$3,619	$9,328

"Income Before Income Taxes" in the Consolidated Statements of Income included the following components for the years ended December 31:

	2015	2014	2013
U.S. income before income taxes	$21,519	$10,244	$27,903
Foreign income (loss) before income taxes	(827)	111	147
Total	$20,692	$10,355	$28,050

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2015	2014	2013
Taxes computed at federal statutory rate	$7,242	$3,624	$9,818
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	483	(113)	302
Connecticut wireline sale	-	350	-
Loss of foreign tax credits in connection with América Móvil sale	-	386	-
Other – net	(720)	(628)	(792)
Total	$7,005	$3,619	$9,328
Effective Tax Rate	33.9%	34.9%	33.3%

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

We acquired DIRECTV on July 24, 2015. DIRECTV sponsors a noncontributory defined benefit pension plan, which provides benefits to most employees based on either years of service and final average salary, or eligible compensation while employed by DIRECTV. DIRECTV also maintains (1) a postretirement benefit plan for those retirees eligible to participate in health care and life insurance benefits generally until they reach age 65 and (2) an unfunded nonqualified pension plan for certain eligible employees. We have recorded the fair value of the DIRECTV plans using assumptions and accounting policies consistent with those disclosed by AT&T. Upon acquisition, the excess of projected benefit obligation over the plan assets was recognized as a liability and previously existing deferred actuarial gains and losses and unrecognized service costs or benefits were eliminated.

In December 2014, we announced an opportunity for certain management employees who are retirement eligible as of March 31, 2015 to elect an enhanced, full lump sum payment option of their accrued pension if they retire on or before March 31, 2015. The lump sum value totaled approximately $1,200 which was distributed in 2015. We recorded special termination benefits of $149 as a result of the offer.

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

In October 2013, as part of our 2014 annual benefits enrollment process, we also communicated an amendment to our Medicare-eligible retirees that, beginning in 2015, AT&T would provide access to retiree health insurance coverage that supplements government-sponsored Medicare through a private insurance marketplace. The plan was further amended in 2014 to include access to dental benefits through the private insurance marketplace. This new approach allowed retirees to choose insurance with the terms, cost and coverage that best fit their needs, while still receiving financial support as determined by AT&T. Future changes in support, if any, will be based on a number of factors such as business conditions, government actions, marketplace changes and the general consumer inflation rate.

In the fourth quarter of 2014, we changed the method we use to estimate the service and interest components of net periodic benefit cost for pension (as of October 1, 2014) and other postretirement benefits (as of December 31, 2014). This change did not affect the measurement of our total benefit obligations or our annual net periodic benefit cost as the change in service and interest costs was completely offset in the actuarial (gain) loss reported. This change compared to the previous method resulted in a decrease of $150 in the service and interest components for pension cost in the fourth quarter of 2014. For the year ended December 31, 2015, the change resulted in an incremental decrease of $740 in service and interest components for pension and postretirement costs. Prior to the fourth quarter of 2014, we estimated these service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. We have accounted for this change as a change in accounting estimate that is inseparable from a change in accounting principle and accordingly have accounted for it prospectively.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2015	2014	2015	2014
Benefit obligation at beginning of year	$59,543	$56,560	$30,709	$30,285
Service cost - benefits earned during the period	1,212	1,134	222	233
Interest cost on projected benefit obligation	1,902	2,470	967	1,458
Amendments	(8)	(73)	(74)	(617)
Actuarial (gain) loss	(3,079)	6,269	(1,988)	1,822
Special termination benefits	149	17	-	-
Benefits paid	(4,681)	(6,543)	(1,958)	(2,298)
DIRECTV acquisition	470	-	20	-
Transfer for sale of Connecticut wireline operations	(42)	(293)	-	(174)
Plan transfers	(2)	2	-	-
Benefit obligation at end of year	$55,464	$59,543	$27,898	$30,709

The following table presents the change in the value of plan assets for the years ended December 31 and the plans' funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2015	2014	2015	2014
Fair value of plan assets at beginning of year	$45,163	$47,238	$7,846	$8,960
Actual return on plan assets	604	4,213	64	384
Benefits paid[1]	(4,681)	(6,543)	(1,239)	(1,498)
Contributions	735	562	-	-
DIRECTV acquisition	418	-	-	-
Transfer for sale of Connecticut wireline operations	(42)	(308)	-	-
Plan transfers and other	(2)	1	-	-
Fair value of plan assets at end of year[3]	42,195	45,163	6,671	7,846
Unfunded status at end of year[2]	$(13,269)	$(14,380)	$(21,227)	$(22,863)
[1] At our discretion, certain postretirement benefits may be paid from AT&T cash accounts, which does not reduce Voluntary Employee Benefit Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.

[2] Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts. Required pension funding is determined in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA) regulations.

[3] Net assets available for benefits were $50,909 at December 31, 2015 and $54,184 at December 31, 2014 and include the preferred equity interest in AT&T Mobility II LLC discussed below, which was valued at $8,714 and $9,021, respectively.

In July 2014, the U.S. Department of Labor published in the Federal Register their final retroactive approval of our September 9, 2013 voluntary contribution of a preferred equity interest in AT&T Mobility II LLC, the primary holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. The preferred equity interest had a value of $9,104 on the contribution date and was valued at $8,714 at December 31, 2015. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts and will be accounted for as contributions. We distributed $560 to the trust during 2015. So long as we make the distributions, we will have no limitations on our ability to declare a dividend, or repurchase shares. This preferred equity interest is a plan asset under ERISA and is recognized as such in the plan's separate financial statements. However, because the preferred equity interest is not unconditionally transferable to an unrelated party (see Note 14), it is not reflected in plan assets in our consolidated financial statements and instead has been eliminated in consolidation. At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and have agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016. We made such a contribution of $175 in 2015. These contributions combined with our existing pension assets are in excess of 90% of the pension obligation at December 31, 2015.

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

	2015	2014
Plan assets recognized in the consolidated financial statements	$42,195	$45,163
Preferred equity interest in Mobility	8,714	9,021
Net assets available for benefits	$50,909	$54,184

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2015	2014	2015	2014
Current portion of employee benefit obligation[1]	$-	$-	$(1,766)	$(1,842)
Employee benefit obligation[2]	(13,269)	(14,380)	(19,461)	(21,021)
Net amount recognized	$(13,269)	$(14,380)	$(21,227)	$(22,863)
[1] Included in "Accounts payable and accrued liabilities."
[2] Included in "Postemployment benefit obligation."

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $54,007 at December 31, 2015, and $57,949 at December 31, 2014.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Periodic Benefit Costs
Our combined net pension and postretirement (credit) cost recognized in our consolidated statements of income was $(2,821), $7,232 and $(7,390) for the years ended December 31, 2015, 2014 and 2013. A portion of pension and postretirement benefit costs is capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded. The following table presents the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2015	2014	2013	2015	2014	2013
Service cost – benefits earned during the period	$1,212	$1,134	$1,321	$222	$233	$352
Interest cost on projected benefit obligation	1,902	2,470	2,429	967	1,458	1,532
Expected return on assets	(3,317)	(3,380)	(3,312)	(421)	(653)	(706)
Amortization of prior service credit	(103)	(94)	(94)	(1,278)	(1,448)	(1,161)
Actuarial (gain) loss	(373)	5,419	(5,013)	(1,632)	2,093	(2,738)
Net pension and postretirement (credit) cost	$(679)	$5,549	$(4,669)	$(2,142)	$1,683	$(2,721)

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Other Changes in Benefit Obligations Recognized in Other Comprehensive Income
The following table presents the after-tax changes in benefit obligations recognized in OCI and the after-tax prior service credits that were amortized from OCI into net periodic benefit costs:

	Pension Benefits			Postretirement Benefits
	2015	2014	2013	2015	2014	2013
Balance at beginning of year	$575	$583	$641	$6,257	$6,812	$4,766
Prior service (cost) credit	1	45	-	45	383	2,765
Amortization of prior service credit	(64)	(58)	(58)	(792)	(898)	(719)
Reclassification to income of prior service credit	-	5	-	-	(40)	-
Total recognized in other comprehensive (income) loss	(63)	(8)	(58)	(747)	(555)	2,046
Balance at end of year	$512	$575	$583	$5,510	$6,257	$6,812

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are $103 ($64 net of tax) for pension and $1,277 ($792 net of tax) for postretirement benefits.

Assumptions
In determining the projected benefit obligation and the net pension and postretirement benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits			Postretirement Benefits
	2015	2014	2013	2015	2014	2013
Weighted-average discount rate for determining projected benefit obligation at December 31	4.60%	4.30%	5.00%	4.50%	4.20%	5.00%
Discount rate in effect for determining service cost	4.60%	5.00%	4.30%	4.60%	5.00%	4.30%
Discount rate in effect for determining interest cost[1]	3.30%	4.60%	4.30%	3.30%	5.00%	4.30%
Long-term rate of return on plan assets	7.75%	7.75%	7.75%	5.75%	7.75%	7.75%
Composite rate of compensation increase for determining projected benefit obligation	3.10%	3.00%	3.00%	3.10%	3.00%	3.00%
Composite rate of compensation increase for determining net pension cost (benefit)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
[1] Weighted-average discount rate of 5.00% in effect for pension costs from January 1, 2014 through September 30, 2014. Discount rates in effect of 4.90% for service cost and 3.50% for interest cost from October 1, 2014 through December 31, 2014. A discount rate of 5.00% was used for postretirement costs for the year ended December 31, 2014.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter, unless earlier remeasurements are required.

Discount Rate  Our assumed weighted-average discount rate for pension and postretirement benefits of 4.60% and 4.50% respectively, at December 31, 2015, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2015, when compared to the year ended December 31, 2014, we increased our pension discount rate by 0.30%, resulting in a decrease in our pension plan benefit obligation of $1,977 and increased our postretirement discount rate 0.30%, resulting in a decrease in our postretirement benefit obligation of $854. For the year ended December 31, 2014, we decreased our pension discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $4,854 and decreased our  postretirement discount rates by 0.80%, resulting in an increase in our postretirement benefit obligation of $2,786.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We utilize a full yield curve approach in the estimation of the service and interest components of net periodic benefit costs for pension and other postretirement benefits. Under this approach, we apply discounting using individual spot rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. These spot rates align to each of the projected benefit obligations and service cost cash flows. The service cost component relates to the active participants in the plan, so the relevant cash flows on which to apply the yield curve are considerably longer in duration on average than the total projected benefit obligation cash flows, which also include benefit payments to retirees. Interest cost is computed by multiplying each spot rate by the corresponding discounted projected benefit obligation cash flows. The full yield curve approach reduces any actuarial gains and losses based upon interest rate expectations (e.g., built-in gains in interest cost in an upward sloping yield curve scenario), or gains and losses merely resulting from the timing and magnitude of cash outflows associated with our benefit obligations. Neither the annual measurement of our total benefit obligations nor annual net benefit cost is affected by the full yield curve approach. For our pension benefits, the single effective interest rate used for periodic service and interest costs during 2015 are 4.60% and 3.30%, respectively. For our postretirement benefits, the single effective interest rate used for periodic service and interest costs during 2015 are 4.60% and 3.30%.

Expected Long-Term Rate of Return  Our expected long-term rate of return on pension plan assets is 7.75% for 2016 and 2015. Our expected long-term rate of return on postretirement plan assets is 5.75% for 2016 and 2015. Our long-term rates of return reflect the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans' investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2016 combined pension and postretirement cost to increase $232. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase cost of 3.10% in 2015 and 3.00% in 2014 reflects the long-term average rate of salary increases.

Mortality Tables  At December 31, 2015 we updated our assumed mortality rates to reflect our best estimate of future mortality, which decreased our pension obligation by $859 and decreased our postretirement obligations by $274. At December 31, 2014 we updated our assumed mortality rates, which increased our pension obligation by $1,442 and increased our postretirement obligations by $53.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Due to historical experience, updated expectations of healthcare industry inflation and recent prescription drug cost experience, our 2016 assumed annual healthcare prescription drug cost trend for non-Medicare eligible participants will increase to 6.25%, trending to our ultimate trend rate of 4.50% in 2023 and for Medicare-eligible participants will remain at an assumed annual and ultimate trend rate of 4.50%. This change in assumption increased our obligation by $23. In 2015 our assumed annual healthcare prescription drug cost trend rate for non-Medicare eligible participants was 6.00%, trending to our ultimate trend rate of 4.50% in 2021. Medicare-eligible retirees who receive access to retiree health insurance coverage through a private insurance marketplace are not subject to assumed healthcare trend. In addition to the healthcare cost trend in 2015, we assumed an annual 2.50% growth in administrative expenses and an annual 3.00% growth in dental claims.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-	One Percentage-
	Point Increase	Point Decrease
Increase (decrease) in total of service and interest cost components	$58	$(51)
Increase (decrease) in accumulated postretirement benefit obligation	660	(590)

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. As part of our voluntary contribution of the Mobility preferred equity interest, we will contribute $735 of cash distributions during 2016. We do not have additional significant required contributions to our pension plans for 2016.

We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios, to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy and risk level for the pension plan and VEBA assets is based on studies completed and approved during 2013 and 2015, respectively, and is reflected in the table below.

The plans' weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets					Postretirement (VEBA) Assets
	Target			2015	2014	Target			2015	2014
Equity securities:
Domestic	20%	-	30%	22%	23%	21%	-	31%	26%	29%
International	10%	-	20%	15	14	9%	-	19%	14	20
Fixed income securities	35%	-	45%	40	38	29%	-	39%	34	29
Real assets	6%	-	16%	10	11	0%	-	6%	1	1
Private equity	4%	-	14%	12	12	0%	-	7%	2	3
Other	0%	-	5%	1	2	17%	-	27%	23	18
Total				100%	100%				100%	100%

At December 31, 2015, AT&T securities represented less than 0.5% of assets held by our pension plans and 6% of assets (primarily common stock) held by our VEBA trusts included in these financial statements.

Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Fair Value Measurements" for further discussion.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter (OTC) securities are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Common/collective trust funds, pooled separate accounts and other commingled (103-12) investment entities are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value.

Alternative investments, including investments in private equity, real estate, natural resources (included in real assets), mezzanine and distressed debt (included in partnerships/joint ventures), limited partnership interests, certain fixed income securities and hedge funds do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Alternative investments not having an established market are valued at fair value as determined by the investment managers. Private equity, mezzanine and distressed investments are often valued initially by the investment managers based upon cost. Thereafter, investment managers may use available market data to determine adjustments to carrying value based upon observations of the trading multiples of public companies considered comparable to the private companies being valued. Such market data used to determine adjustments to accounts for cash flows and company-specified issues include current operating performance and future expectations of the investments, changes in market outlook, and the third-party financing environment. Private equity partnership holdings may also include publicly held equity investments in liquid markets that are marked-to-market at quoted public values, subject to adjustments for large positions held. Real estate and natural resource direct investments are valued either at amounts based upon appraisal reports prepared by independent third-party appraisers or at amounts as determined by internal appraisals performed by the investment manager, which are reasonable as determined by the review of an external valuation consultant. Fixed income securities valuation is based upon pricing provided by an external pricing service when such pricing is available. In the event a security is too thinly traded or narrowly held to be priced by such a pricing service, or the price furnished by such external pricing services is deemed inaccurate, the managers will then solicit broker/dealer quotes (spreads or prices). In cases where such quotes are available, fair value will be determined based solely upon such quotes provided. Managers will typically use a pricing matrix for determining fair value in cases where an approved pricing service or a broker/dealer is unable to provide a fair valuation for specific fixed-rate securities such as many private placements. New fixed-rate securities will be initially valued at cost at the time of purchase. Thereafter, each bond will be assigned a spread from a pricing matrix that will be added to current Treasury rates. The pricing matrix derives spreads for each bond based on external market data, including the current credit rating for the bonds, credit spreads to Treasuries for each credit rating, sector add-ons or credits, issue-specific add-ons or credits as well as call or other options.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2015:

Pension Assets and Liabilities at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$160	$-	$-	$160
Interest bearing cash	-	25	-	25
Foreign currency contracts	-	25	-	25
Equity securities:
Domestic equities	8,315	4	-	8,319
International equities	4,287	-	-	4,287
Fixed income securities:
Asset-backed securities	-	403	1	404
Mortgage-backed securities	-	792	-	792
Collateralized mortgage-backed securities	-	278	-	278
Collateralized mortgage obligations/REMICS	-	345	-	345
Corporate and other fixed income instruments and funds	65	8,274	373	8,712
Government and municipal bonds	75	4,495	-	4,570
Private equity funds	-	-	4,926	4,926
Real estate and real assets	-	-	4,357	4,357
Commingled funds	-	5,522	2	5,524
Securities lending collateral	512	3,538	-	4,050
Receivable for variation margin	13	-	-	13
Assets at fair value	13,427	23,701	9,659	46,787
Investments sold short and other liabilities at fair value	(824)	(12)	-	(836)
Total plan net assets at fair value	$12,603	$23,689	$9,659	$45,951
Other assets (liabilities)[1]				(3,756)
Total Plan Net Assets				$42,195
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$2	$-	$-	$2
Interest bearing cash	220	1,292	-	1,512
Foreign currencies	4	-	-	4
Equity securities:
Domestic equities	1,187	-	-	1,187
International equities	869	-	-	869
Fixed income securities:
Asset-backed securities	-	35	2	37
Collateralized mortgage-backed securities	-	120	13	133
Collateralized mortgage obligations	-	45	-	45
Corporate and other fixed income instruments and funds	-	389	-	389
Government and municipal bonds	-	617	-	617
Commingled funds	-	1,681	1	1,682
Private equity assets	-	-	155	155
Real assets	-	-	81	81
Securities lending collateral	6	189	-	195
Futures Contracts	1	-	-	1
Total plan net assets at fair value	$2,289	$4,368	$252	$6,909
Other assets (liabilities) [1]				(238)
Total Plan Net Assets				$6,671
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2015:

Pension Assets	Equities	Fixed Income Funds	Private Equity Funds	Real Estate and Real Assets	Total
Balance at beginning of year	$-	$444	$5,399	$4,845	$10,688
Realized gains (losses)	(1)	29	426	416	870
Unrealized gains (losses)	1	(16)	132	(114)	3
Transfers in	-	-	-	19	19
Transfers out	-	-	(19)	-	(19)
Purchases	-	29	436	474	939
Sales	-	(110)	(1,448)	(1,283)	(2,841)
Balance at end of year	$-	$376	$4,926	$4,357	$9,659

Postretirement Assets	Fixed Income Funds	Private Equity Funds	Real Assets	Total
Balance at beginning of year	$3	$218	$96	$317
Realized gains (losses)	-	(16)	(2)	(18)
Unrealized gains (losses)	-	24	(1)	23
Transfers in	15	-	25	40
Transfers out	(1)	-	(25)	(26)
Purchases	-	30	1	31
Sales	(1)	(101)	(13)	(115)
Balance at end of year	$16	$155	$81	$252

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

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2015. Because benefit payments will depend on future employment and compensation levels, average years employed, average life spans, and payment elections, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits
2016	$4,705	$2,024
2017	4,424	1,995
2018	4,294	1,973
2019	4,198	1,939
2020	4,155	1,894
Years 2021 - 2025	19,886	8,884

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

We use the same significant assumptions for the composite rate of compensation increase in determining our projected benefit obligation and the net pension and postemployment benefit cost. Our discount rates of 4.4% at December 31, 2015 and 4.1% at December 31, 2014 were calculated using the same methodologies used in calculating the discount rate for our qualified pension and postretirement benefit plans. The following tables provide the plans' benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts are recorded as "Other noncurrent liabilities" on our consolidated balance sheets.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets at December 31:

	2015	2014
Projected benefit obligation	$(2,444)	$(2,458)
Accumulated benefit obligation	(2,372)	(2,410)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost	2015	2014	2013
Service cost – benefits earned during the period	$9	$7	$9
Interest cost on projected benefit obligation	77	109	101
Amortization of prior service cost (credit)	1	(1)	-
Actuarial (gain) loss	(36)	243	(106)
Net supplemental retirement pension cost	$51	$358	$4

Other Changes Recognized in Other Comprehensive Income	2015	2014	2013
Prior service (cost) credit	$(1)	$(11)	$(1)
Amortization of prior service cost (credit)	1	(1)	-
Total recognized in other comprehensive (income) loss (net of tax)	$-	$(12)	$(1)

The estimated prior service credit for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $1.

Deferred compensation expense was $122 in 2015, $121 in 2014 and $122 in 2013. Our deferred compensation liability, included in "Other noncurrent liabilities," was $1,221 at December 31, 2015, and $1,156 at December 31, 2014.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees' accounts and was $653, $654 and $654 for the years ended December 31, 2015, 2014 and 2013.

NOTE 13. SHARE-BASED PAYMENTS

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units. In conjunction with the acquisition of DIRECTV, restricted stock units issued under DIRECTV plans were converted to AT&T shares. The shares will vest over a period of one to four years in accordance with the terms of those plans. We do not intend to issue any additional grants under the DIRECTV plans. Any future grants will be made under the AT&T plans.
We grant performance stock units, which are nonvested stock units, based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. We grant forfeitable restricted stock and stock units, which are valued at the market price of our common stock at the date of grant and vest typically over a two- to ten-year period. We also grant other nonvested stock units and award them in cash at the end of a three-year period, subject to the achievement of certain market based conditions. As of December 31, 2015, we were authorized to issue up to approximately 109 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

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
The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income, as reflected in the table below. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $172 for 2015, compared to $122 for 2014 and $175 for 2013.

	2015	2014	2013
Performance stock units	$299	$226	$381
Restricted stock and stock units	147	93	80
Other nonvested stock units	5	(1)	(3)
Total	$451	$318	$458

A summary of the status of our nonvested stock units as of December 31, 2015, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2015	26	$33.52
Granted	14	33.98
Issued in DIRECTV acquisition	11	34.29
Vested	(13)	33.86
Forfeited	(2)	34.07
Nonvested at December 31, 2015	36	$33.78

As of December 31, 2015, there was $563 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 2.15 years. The total fair value of shares vested during the year was $450 for 2015, compared to $327 for 2014 and $336 for 2013.

It is our policy to satisfy share option exercises using our treasury stock. Cash received from stock option exercises was $46 for 2015, $43 for 2014 and $135 for 2013.

NOTE 14. STOCKHOLDERS' EQUITY

Stock Repurchase Program  From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In July 2012, our Board of Directors authorized the repurchase of 300 million shares and we completed that program in May 2013. In March 2013, our Board of Directors approved a second authorization to repurchase 300 million shares, under which we repurchased shares during 2014. In March 2014, our Board of Directors approved a third authorization to repurchase up to 300 million shares of our common stock. For the year ended December 31, 2015, we had repurchased approximately 8 million shares for distribution through our employee benefit plans totaling $269 under these authorizations. For the year ended December 31, 2014, we had repurchased approximately 48 million shares totaling $1,617 under these authorizations.

To implement these authorizations, we used open market repurchase programs, relying on Rule 10b5-1 of the Securities Exchange Act of 1934 where feasible.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Authorized Shares  There are 14 billion authorized common shares of AT&T stock and 10 million authorized preferred shares of AT&T stock. As of December 31, 2015 and 2014, no preferred shares were outstanding.

Dividend Declarations  In December 2015, the Company declared an increase in its quarterly dividend to $0.48 per share of common stock. In December 2014, the Company declared an increase in its quarterly dividend to $0.47 per share of common stock.

Treasury Stock  As part of the acquisition of DIRECTV, we issued 954,407,524 shares to DIRECTV shareholders, which reduced our treasury stock balance by $34,328.

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

NOTE 15. SALES OF EQUIPMENT INSTALLMENT RECEIVABLES
We offer our customers the option to purchase certain wireless devices in installments over a period of up to 30 months, with the right to trade in the original equipment for a new device within a set period and have the remaining unpaid balance satisfied. As of December 31, 2015 and December 31, 2014, gross equipment installment receivables of $5,719 and $4,265 were included on our consolidated balance sheets, of which $3,239 and $2,514 are notes receivable that are included in "Accounts receivable - net."
In 2014, we entered into the first of a series of uncommitted agreements pertaining to the sale of equipment installment receivables and related security with Citibank and various other relationship banks as purchasers (collectively, the Purchasers). Under these agreements, we transferred the receivables to the Purchasers for cash and additional consideration upon settlement of the receivables, referred to as the deferred purchase price. Under the terms of the arrangements, we continue to bill and collect on behalf of our customers for the receivables sold. To date, we have collected and remitted approximately $4,520 (net of fees), of which $580 was returned as deferred purchase price.
The following table sets forth a summary of equipment installment receivables sold during 2015 and 2014:

	2015	2014
Gross receivables sold	$7,436	$4,707
Net receivables sold[1]	6,704	4,126
Cash proceeds received	4,439	2,528
Deferred purchase price recorded	2,266	1,629
[1] Receivables net of allowance, imputed interest and trade-in right guarantees.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts
During 2015, we repurchased installment receivables previously sold to the Purchasers, with a fair value of $685. These transactions reduced our current deferred purchase price receivable by $534, resulting in a gain of $151 in 2015. This gain is included in "Selling, general and administrative" in the consolidated statements of income.

At December 31, 2015, our deferred purchase price receivable was $2,961, of which $1,772 is included in "Other current assets" on our consolidated balance sheets, with the remainder in "Other Assets." At December 31, 2014, our deferred purchase price receivable was $1,606, which is included in "Other Assets." Our maximum exposure to loss as a result of selling these equipment installment receivables is limited to the amount of our deferred purchase price at any point in time.

The sales of equipment installment receivables did not have a material impact on our consolidated statements of income or to "Total Assets" reported on our consolidated balance sheets. We reflect the cash flows related to the arrangement as operating activities in our consolidated statements of cash flows because the cash received from the Purchasers upon both the sale of the receivables and the collection of the deferred purchase price is not subject to significant interest rate risk.

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

We determined our continuing involvement with the tower assets prevented us from achieving sale-leaseback accounting for the transaction, and we accounted for the cash proceeds from Crown Castle as a financing obligation on our consolidated balance sheets. We record interest on the financing obligation using the effective interest method at a rate of approximately 3.9%. The financing obligation is increased by interest expense and estimated future net cash flows generated and retained by Crown Castle from operation of the tower sites, and reduced by our contractual payments. We continue to include the tower assets in Property, plant and equipment in our consolidated balance sheets and depreciate them accordingly. At December 31, 2015 and 2014, the tower assets had a balance of $960 and $999, respectively. Our depreciation expense for these assets was $39 for 2015, and $39 for 2014. The impact of the transaction on our operating results for the year ended December 31, 2013 was not material.

Payments made to Crown Castle under this arrangement were $225 for 2015. At December 31, 2015, the future minimum payments under the sublease arrangement are $230 for 2016, $234 for 2017, $239 for 2018, $244 for 2019, $248 for 2020, and $2,304 thereafter.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $22,929 in 2016, $9,437 in total for 2017 and 2018, $6,159 in total for 2019 and 2020 and $10,174 in total for years thereafter.

See Note 10 for a discussion of collateral and credit-risk contingencies.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 18. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2015	2014
Customer fulfillment costs (included in Other current assets)	$2,923	$2,720
Accounts payable and accrued liabilities:
Accounts payable	$21,047	$14,984
Accrued payroll and commissions	2,629	1,967
Current portion of employee benefit obligation	1,766	1,842
Accrued interest	1,974	1,597
Other	2,956	3,202
Total accounts payable and accrued liabilities	$30,372	$23,592

Consolidated Statements of Income	2015	2014	2013
Advertising expense	$3,632	$3,272	$3,268
Interest expense incurred	$4,917	$3,847	$4,224
Capitalized interest	(797)	(234)	(284)
Total interest expense	$4,120	$3,613	$3,940

Consolidated Statements of Cash Flows	2015	2014	2013
Cash paid during the year for:
Interest	$4,822	$4,099	$4,302
Income taxes, net of refunds	1,851	1,532	1,985

No customer accounted for more than 10% of consolidated revenues in 2015, 2014 or 2013.

Labor Contracts  As of January 31, 2016, we employed approximately 281,000 persons. Approximately 45 percent of our employees are represented by the Communications Workers of America, the International Brotherhood of Electrical Workers or other unions. Four-year contracts covering approximately 24,000 traditional wireline employees in our Southeast region were ratified on December 4, 2015. Contracts covering approximately 9,000 mobility employees in the Southwest region and nearly 16,000 traditional wireline employees in our West region will expire in 2016. After expiration of the current agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached. A separate contract covering only benefits with approximately 40,000 employees in our mobility business expires in 2016, though there is a no strike/no lock-out clause. Contracts covering wages and other non-benefit working terms for these mobility employees are structured on a regional basis.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2015 Calendar Quarter
	First[1]	Second[1]	Third	Fourth[2]	Annual
Total Operating Revenues	$32,576	$33,015	$39,091	$42,119	$146,801
Operating Income	5,557	5,773	5,923	7,532	24,785
Net Income	3,339	3,184	3,078	4,086	13,687
Net Income Attributable to AT&T	3,263	3,082	2,994	4,006	13,345
Basic Earnings Per Share
Attributable to AT&T3	$0.63	$0.59	$0.50	$0.65	$2.37
Diluted Earnings Per Share
Attributable to AT&T3	$0.63	$0.59	$0.50	$0.65	$2.37
Stock Price
High	$35.07	$36.45	$35.93	$34.99
Low	32.41	32.37	30.97	32.17
Close	32.65	35.52	32.58	34.41
[1] Amounts have been adjusted for the voluntary change in accounting policy (Note 1).
[2] Includes an actuarial gain on pension and postretirement benefit plans (Note 12).
[3] Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

	2014 Calendar Quarter
	First[1]	Second[1]	Third[1]	Fourth[1,2]	Annual
Total Operating Revenues	$32,476	$32,575	$32,957	$34,439	$132,447
Operating Income (Loss)	6,335	5,739	5,607	(5,469)	12,212
Net Income (Loss)	3,770	3,697	3,187	(3,918)	6,736
Net Income (Loss) Attributable to AT&T	3,688	3,623	3,130	(3,999)	6,442
Basic Earnings (Loss) Per Share
Attributable to AT&T3	$0.71	$0.70	$0.60	$(0.77)	$1.24
Diluted Earnings (Loss) Per Share
Attributable to AT&T3	$0.70	$0.69	$0.60	$(0.77)	$1.24
Stock Price
High	$35.50	$36.86	$37.48	$36.16
Low	31.74	34.32	34.17	32.07
Close	35.07	35.36	35.24	33.59
[1] Amounts have been adjusted for the voluntary change in accounting policy (Note 1).
[2] Includes an actuarial loss on pension and postretirement benefit plans (Note 12) and asset abandonment charges (Note 6).
[3] Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

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

AT&T management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework). We have excluded from the scope of our assessment of internal control over financial reporting the operations and related assets of DIRECTV and Mexico wireless operations (Mexico), which we acquired in 2015. At December 31, 2015 and for the period from acquisition through December 31, 2015, total assets and operating revenues subject to DIRECTV's internal control over financial reporting represented 20.3% and 9.9% of AT&T's consolidated total assets and total revenues as of and for the year ended December 31, 2015. At December 31, 2015 and for the period from acquisition through December 31, 2015, total assets and operating revenues subject to Mexico's internal control over financial reporting represented 1.6% and 1.3% of AT&T's consolidated total assets and total revenues as of and for the year ended December 31, 2015. Based on its assessment, AT&T management believes that, as of December 31, 2015, the company's internal control over financial reporting is effective based on those criteria.

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

Report of Independent Registered Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, the Company has elected to change its method of accounting for customer set-up and installation costs for its video, broadband Internet and wireline voice services in 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 18, 2016 expressed an unqualified opinion thereon.

/s/ Ernst and Young LLP
Dallas, Texas
 February 18, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited AT&T Inc.'s (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its DIRECTV and Mexico wireless businesses, which are included in the December 31, 2015 consolidated financial statements of the Company. DIRECTV constituted 20.3% of total assets and 9.9% of total revenues for the year then ended. The Mexico wireless businesses constituted 1.6% of total assets and 1.3% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of DIRECTV or the Mexico wireless businesses.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated February 18, 2016 expressed an unqualified opinion thereon.

/s/ Ernst and Young LLP
Dallas, Texas
 February 18, 2016