Form 10-K, Exhibit 13
period 2017-12-31
AT&T INC.
filed 2018-02-20
CIK 732717

Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 and for the year ended:	2017	2016	2015	2014	2013
Financial Data
Operating revenues	$160,546	$163,786	$146,801	$132,447	$128,752
Operating expenses	$139,597	$139,439	$122,016	$120,235	$98,000
Operating income	$20,949	$24,347	$24,785	$12,212	$30,752
Interest expense	$6,300	$4,910	$4,120	$3,613	$3,940
Equity in net income (loss) of affiliates	$(128)	$98	$79	$175	$642
Other income (expense) - net	$618	$277	$(52)	$1,581	$596
Income tax (benefit) expense	$(14,708)	$6,479	$7,005	$3,619	$9,328
Net Income	$29,847	$13,333	$13,687	$6,736	$18,722
Less: Net Income Attributable to Noncontrolling Interest	$(397)	$(357)	$(342)	$(294)	$(304)
Net Income Attributable to AT&T	$29,450	$12,976	$13,345	$6,442	$18,418
Earnings Per Common Share:
Net Income Attributable to AT&T	$4.77	$2.10	$2.37	$1.24	$3.42
Earnings Per Common Share - Assuming Dilution:
Net Income Attributable to AT&T	$4.76	$2.10	$2.37	$1.24	$3.42
Cash and cash equivalents	$50,498	$5,788	$5,121	$8,603	$3,339
Total assets	$444,097	$403,821	$402,672	$296,834	$281,423
Long-term debt	$125,972	$113,681	$118,515	$75,778	$69,091
Total debt	$164,346	$123,513	$126,151	$81,834	$74,589
Capital expenditures	$21,550	$22,408	$20,015	$21,433	$21,228
Dividends declared per common share	$1.97	$1.93	$1.89	$1.85	$1.81
Book value per common share	$23.13	$20.22	$20.12	$17.40	$18.10
Ratio of earnings to fixed charges	2.63	3.59	4.01	2.91	6.03
Debt ratio	53.6%	49.9%	50.5%	47.5%	44.1%
Net debt ratio	37.2%	47.5%	48.5%	42.6%	42.1%
Weighted-average common shares outstanding (000,000)	6,164	6,168	5,628	5,205	5,368
Weighted-average common shares outstanding with dilution (000,000)	6,183	6,189	5,646	5,221	5,385
End of period common shares outstanding (000,000)	6,139	6,139	6,145	5,187	5,226
Operating Data
Total wireless customers (000)	156,666	146,832	137,324	120,554	110,376
Video connections (000)[1]	38,899	38,015	37,934	5,943	5,460
In-region network access lines in service (000)	11,753	13,986	16,670	19,896	24,639
Broadband connections (000)	15,719	15,605	15,778	16,028	16,425
Number of employees	254,000	268,540	281,450	243,620	243,360
[1] Prior period amounts are restated to conform to current-period reporting methodology.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Dollars in millions except per share and per subscriber amounts

RESULTS OF OPERATIONS

For ease of reading, AT&T Inc. is referred to as "we," "AT&T" or the "Company" throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications and digital entertainment services industry. Our subsidiaries and affiliates provide services and equipment that deliver voice, video and broadband services both domestically and internationally. During 2015, we completed our acquisitions of DIRECTV and wireless properties in Mexico. The following discussion of changes in our operating revenues and expenses is affected by the timing of these acquisitions. In accordance with U.S. generally accepted accounting principles (GAAP), our 2015 results include 160 days of DIRECTV-related operations compared with a full year in 2016 and 2017. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a "Note" in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that are not considered meaningful are denoted with a dash. Certain amounts have been reclassified to conform to the current period's presentation.

Consolidated Results  Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our "Segment Results" section. We also discuss our expected revenue and expense trends for 2018 in the "Operating Environment and Trends of the Business" section.

				Percent Change
				2017 vs.	2016 vs.
	2017	2016	2015	2016	2015
Operating revenues
Service	$145,597	$148,884	$131,677	(2.2)%	13.1%
Equipment	14,949	14,902	15,124	0.3	(1.5)
Total Operating Revenues	160,546	163,786	146,801	(2.0)	11.6
Operating expenses
Cost of services and sales
Equipment	18,709	18,757	19,268	(0.3)	(2.7)
Broadcast, programming and operations	21,159	19,851	11,996	6.6	65.5
Other cost of services	37,511	38,276	35,782	(2.0)	7.0
Selling, general and administrative	34,917	36,347	32,919	(3.9)	10.4
Asset abandonments and impairments	2,914	361	35	-	-
Depreciation and amortization	24,387	25,847	22,016	(5.6)	17.4
Total Operating Expenses	139,597	139,439	122,016	0.1	14.3
Operating Income	20,949	24,347	24,785	(14.0)	(1.8)
Interest expense	6,300	4,910	4,120	28.3	19.2
Equity in net income (loss) of affiliates	(128)	98	79	-	24.1
Other income (expense) – net	618	277	(52)	-	-
Income Before Income Taxes	15,139	19,812	20,692	(23.6)	(4.3)
Net Income	29,847	13,333	13,687	-	(2.6)
Net Income Attributable to AT&T	$29,450	$12,976	$13,345	-%	(2.8)%

OVERVIEW

Operating revenues decreased $3,240, or 2.0%, in 2017 and increased $16,985, or 11.6%, in 2016.

Service revenues decreased $3,287, or 2.2%, in 2017 and increased $17,207, or 13.1%, in 2016. The decrease in 2017 was primarily due to continued declines in legacy wireline voice and data products and lower wireless service revenues reflecting increased adoption of unlimited plans. Additionally, we waived $243 in service revenues for customers in areas affected by natural disasters during 2017. These decreases were partially offset by increased revenues from video and strategic business services. The increase in 2016 was primarily due to our 2015 acquisition of DIRECTV and increases in IP broadband and fixed strategic service revenues, partially offset by declines in our legacy wireline voice and data products and lower wireless service revenues from competitive offerings that entitle customers to lower monthly service rates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

In 2018, we will continue to see some pressure from legacy revenues and some early challenges with wireless service revenues until we lap the first year of unlimited offerings, and then move toward improvements in wireless service revenues.

Equipment revenues increased $47, or 0.3%, in 2017 and decreased $222, or 1.5%, in 2016. The increase in 2017 was primarily due to increased sales volume in Mexico offset by declines in U.S. wireless sales. The decline in 2016 reflects fewer domestic wireless handset sales and additional promotional offers, partially offset by the sale of higher-priced devices. Equipment revenue is becoming increasingly unpredictable as many customers are bringing their own devices or choosing to upgrade devices less frequently.

Operating expenses increased $158, or 0.1%, in 2017 and $17,423, or 14.3%, in 2016.

Equipment expenses decreased $48, or 0.3%, in 2017 and $511, or 2.7%, in 2016. The decrease in 2017 was driven by lower customer premises equipment contracts when compared to the prior year, which was largely offset by increased wireless device sales, despite pressure from customers upgrading less frequently. More promotional offers, and the sale of higher-priced devices during the fourth quarter of 2017, contributed to higher domestic wireless equipment costs, and higher sales volume from our Mexico wireless customers also offset expense declines. Expense decreases in 2016 were primarily driven by lower domestic wireless handset sales, partially offset by increased sales volumes in Mexico.

Broadcast, programming and operations expenses increased $1,308, or 6.6%, in 2017 and $7,855, or 65.5%, in 2016. The increase in 2017 reflected annual content cost increases and additional programming costs. The increase in 2016 was due to our acquisition of DIRECTV.

Other cost of services expenses decreased $765, or 2.0%, in 2017 and increased $2,494, or 7.0%, in 2016. The decrease in 2017 reflected our continued focus on cost management and the utilization of automation and digitalization where appropriate. Expense declines also reflect lower traffic compensation and wireless interconnect costs, partially offset by an increase in amortization of deferred customer fulfillment costs.

The expense increase in 2016 was primarily due to our acquisition of DIRECTV and an increase in noncash financing-related costs associated with our pension and postretirement benefits. The expense increase also reflects a $1,185 change in our annual pension and postemployment benefit actuarial adjustment, which consisted of a loss in 2016 and a gain in 2015. These increases were partially offset by lower comparative network rationalization charges, net expenses associated with our deferral and amortization of customer fulfillment costs, and network and access charges.

Selling, general and administrative expenses decreased $1,430, or 3.9%, in 2017 and increased $3,428, or 10.4%, in 2016. The decrease in 2017 was attributable to our disciplined cost management, lower selling and commission costs from reduced volumes and lower marketing costs. These decreases were partially offset by lower gains on wireless spectrum transactions during 2017 than in 2016, costs arising from natural disasters and a special bonus paid to employees upon enactment of U.S. corporate tax reform.

The increase in 2016 was primarily due to our acquisitions in 2015 and increased advertising activity. Expenses also include an increase of $1,991 as a result of recording an actuarial loss in 2016 and an actuarial gain in 2015. These increases were offset by noncash gains of $714 on wireless spectrum transactions, lower wireless commissions and reduced employee separation costs.

Asset abandonments and impairments expense increased $2,553 in 2017 and $326 in 2016. The increase in 2017 was primarily due to a fourth-quarter 2017 noncash charge of $2,883 resulting from the abandonment of certain copper assets that will not be necessary to support future network activity due to fiber deployment plans in particular markets. During 2016, we recorded additional noncash charges for the impairment of wireless and other assets, when compared to 2015. (See Note 6)

Depreciation and amortization expense decreased $1,460, or 5.6%, in 2017 and increased $3,831, or 17.4%, in 2016. Depreciation expense decreased $895, or 4.3%, in 2017. The decreases in 2017 were primarily due to our fourth-quarter 2016 change in estimated useful lives and salvage values of certain assets associated with our transition to an IP-based network, which accounted for $845 of the decrease. Also contributing to lower depreciation

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars	in millions except per share and per subscriber amounts

expenses were network assets becoming fully depreciated. These decreases were partially offset by increases resulting from ongoing capital spending for upgrades and expansion.

Depreciation expense in 2016 increased $1,336, or 6.9%, primarily due to the acquisition of DIRECTV and ongoing capital investment for network upgrades. The increases were partially offset by a $462 decrease associated with our 2016 change in the estimated useful lives and salvage values of certain assets associated with our transition to an IP-based network.

Amortization expense decreased $565, or 10.9%, in 2017 and increased $2,495, or 92.0%, in 2016. The 2017 decrease was due to lower amortization of intangibles for customer lists associated with acquisitions. The 2016 increase was due to the amortization of intangibles from the previously mentioned acquisitions.

Operating income decreased $3,398, or 14.0%, in 2017 and $438, or 1.8%, in 2016. Our operating margin was 13.0% in 2017, compared to 14.9% in 2016 and 16.9% in 2015. Contributing to the decrease in 2017 were asset abandonments and impairments of $2,914 compared to $361 in 2016 and higher costs due to natural disasters. These decreases were partially offset by disciplined cost management and the utilization of digitalization and automation in the business. Contributing $3,176 to the decrease in operating income in 2016 was a noncash actuarial loss of $1,024 compared to an actuarial gain of $2,152 in 2015. These decreases were partially offset by continued efforts to reduce operating costs and achieve merger synergies.

Interest expense increased $1,390, or 28.3%, in 2017 and $790, or 19.2%, in 2016. The increase in 2017 was primarily due to higher debt balances in anticipation of closing our acquisition of Time Warner Inc. (Time Warner) and an increase in average interest rates when compared to the prior year. Financing fees related to pending acquisitions and debt exchange costs also contributed to higher interest expense in 2017. The increase in 2016 was primarily due to higher average interest rates and higher average debt balances, including debt issued and debt acquired in connection with our acquisition of DIRECTV. Interest expense is expected to increase in 2018 due to lower capitalized interest as spectrum associated with our network deployment plans is put into service.

Equity in net income of affiliates decreased $226 in 2017 and increased $19, or 24.1%, in 2016. The decrease in 2017 was predominantly due to losses from our legacy publishing business (which we sold in June 2017). The increase in 2016 was primarily due to the overall growth in income from our investments in video-related businesses. (See Note 8)

Other income (expense) – net increased $341 in 2017 and $329 in 2016. The increases were primarily due to higher net gains from the sale of non-strategic assets and investments of $98 and $271, and growth in interest and dividend income of $261 and $23, respectively. Our interest and dividend income in 2017 includes interest on cash held in anticipation of closing our acquisition of Time Warner.

Income tax expense decreased $21,187 in 2017 and $526, or 7.5%, in 2016. The decrease in 2017 was primarily due to the enactment of U.S. corporate tax reform, resulting in the remeasurement of our deferred tax obligation using the 21% U.S. federal tax rate from the previous 35% rate. The decrease in 2016 was primarily due to a change in income before income taxes. Our effective tax rate was (97.2)% in 2017, 32.7% in 2016 and 33.9% in 2015.

The Tax Cuts and Jobs Act (the Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21% and implements a territorial tax system. Accounting Standards Codification (ASC) 740, "Income Taxes," requires that the effects of changes in tax rates and laws be recognized in the period in which the legislation is enacted. As a result, we decreased our 2017 tax expense by $20,271 primarily related to the remeasurement of the net deferred tax liabilities at the new lower federal tax rate, $816 of which represented the change in statutory rates on items deductible in the fourth-quarter. The effects related to foreign earnings of the one-time transition tax and new territorial tax system do not create material impacts to the effective tax rate and total tax expense. (See Note 11)

The provisions of the Act, which will have a positive impact on our effective tax rate in 2018 and subsequent years, are expected to reduce our effective tax rate in 2018 to approximately 23% (excluding any one-time items).

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

The Business Solutions segment accounted for approximately 43% of our 2017 total segment operating revenues compared to 44% in 2016 and 54% of our 2017 total Segment Contribution as compared to 52% in 2016. This segment provides services to business customers, including multinational companies; governmental and wholesale customers; and individual subscribers who purchase wireless services through employer-sponsored plans. We provide advanced IP-based services including Virtual Private Networks (VPN); Ethernet-related products; FlexWare, a service that relies on Software Defined Networking (SDN) and Network Functions Virtualization (NFV) to provide application-based routing, and broadband, collectively referred to as fixed strategic services; as well as traditional data and voice products. We utilize our wireless and wired networks to provide a complete communications solution to our business customers.

The Entertainment Group segment accounted for approximately 32% of our total segment operating revenues in 2017 and 2016 and 18% of our 2017 total Segment Contribution as compared to 19% in 2016. This segment provides video, internet, voice communication, and interactive and targeted advertising services to customers located in the United States or in U.S. territories. We utilize our IP-based and copper wired network and our satellite technology.

The Consumer Mobility segment accounted for approximately 20% of our total segment operating revenues in 2017 and 2016 and 29% of our 2017 total Segment Contribution as compared to 31% in 2016. This segment provides nationwide wireless service to consumers, wholesale and resale wireless subscribers located in the United States or in U.S. territories. We utilize our network to provide voice and data services, including high-speed internet and home monitoring services over wireless devices.

The International segment accounted for approximately 5% of our 2017 total segment operating revenues as compared to 4% in 2016. This segment provides entertainment services in Latin America and wireless services in Mexico. Video entertainment services are provided to primarily residential customers using satellite technology. We utilize our regional and national networks in Mexico to provide consumer and business customers with wireless data and voice communication services. Our international subsidiaries conduct business in their local currency, and operating results are converted to U.S. dollars using official exchange rates. Our International segment is subject to foreign currency fluctuations (operations in countries with highly inflationary economies consider the U.S. dollar as the functional currency).

Our operating assets are utilized by multiple segments and consist of our wireless and wired networks as well as our satellite fleet. Our domestic communications business strategies reflect bundled product offerings that increasingly cut across product lines and utilize our asset base. Therefore, asset information and capital expenditures by segment are not presented. Depreciation is allocated based on asset utilization by segment. In expectation of the close of our acquisition of Time Warner, we are beginning to realign our operations and strategies. We are pushing down administrative activities into the business units to better manage costs and serve our customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Business Solutions
Segment Results
				Percent Change
				2017 vs.	2016 vs.
	2017	2016	2015	2016	2015
Segment operating revenues
Wireless service	$31,902	$31,850	$30,687	0.2%	3.8%
Fixed strategic services	12,227	11,431	10,383	7.0	10.1
Legacy voice and data services	13,931	16,370	18,546	(14.9)	(11.7)
Other service and equipment	3,451	3,566	3,559	(3.2)	0.2
Wireless equipment	7,895	7,771	7,952	1.6	(2.3)
Total Segment Operating Revenues	69,406	70,988	71,127	(2.2)	(0.2)

Segment operating expenses
Operations and support	42,929	44,330	44,946	(3.2)	(1.4)
Depreciation and amortization	9,326	9,832	9,789	(5.1)	0.4
Total Segment Operating Expenses	52,255	54,162	54,735	(3.5)	(1.0)
Segment Operating Income	17,151	16,826	16,392	1.9	2.6
Equity in Net Income (Loss) of Affiliates	(1)	-	-	-	-
Segment Contribution	$17,150	$16,826	$16,392	1.9%	2.6%

The following tables highlight other key measures of performance for the Business Solutions segment:

				Percent Change
				2017 vs.	2016 vs.
At December 31 (in 000s)	2017	2016	2015	2016	2015
Business Wireless Subscribers
Postpaid	51,811	50,688	48,290	2.2%	5.0%
Reseller	87	65	85	33.8	(23.5)
Connected devices [1]	38,534	30,649	25,284	25.7	21.2
Total Business Wireless Subscribers	90,432	81,402	73,659	11.1	10.5

Business IP Broadband Connections	1,025	977	911	4.9%	7.2%

				Percent Change
				2017 vs.	2016 vs.
(in 000s)	2017	2016	2015	2016	2015
Business Wireless Net Additions[2,4]
Postpaid	147	759	1,203	(80.6)%	(36.9)%
Reseller	7	(33)	13	-	-
Connected devices[1]	9,639	5,330	5,315	80.8	0.3
Business Wireless Net Subscriber Additions	9,793	6,056	6,531	61.7	(7.3)

Business Wireless Postpaid Churn [2,3,4]	1.04%	1.00%	0.99%	4 BP	1 BP

Business IP Broadband Net Additions	48	66	89	(27.3)%	(25.8)%
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
[4] 2017 excludes the impact of the 2G shutdown, which is reflected in beginning of period subscribers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Operating revenues decreased $1,582, or 2.2% in 2017 and $139, or 0.2%, in 2016. Revenue declines in 2017 reflect technological shifts away from legacy products. These decreases were partially offset by fixed strategic services, which represented 41% of non-wireless revenues in 2017 and 36% in 2016. The decrease in 2016 was driven by continued declines in our legacy voice and data services and lower wireless equipment revenues, partially offset by continued growth in fixed strategic and wireless services. Our revenues continued to be pressured by slow fixed business investment, although we expect that trend to change with the enactment of corporate tax reform.

Wireless service revenues increased $52, or 0.2%, in 2017 and $1,163, or 3.8%, in 2016. The increase in 2017 was primarily due to the migration of customers from our Consumer Mobility segment, partially offset by customers shifting to our unlimited plans. The increase in 2016 reflected smartphone and tablet gains as well as customer migrations from our Consumer Mobility segment. In 2018, we will continue to see some early challenges with wireless service revenue until we lap the first year of unlimited plans, and then move toward wireless service revenue improvements.

Business wireless subscribers increased 11.1%, to 90.4 million subscribers at December 31, 2017 compared to 10.5%, to 81.4 million subscribers at December 31, 2016. Postpaid subscribers increased 2.2% in 2017 compared to 5.0% in 2016 reflecting the addition of new customers as well as migrations from our Consumer Mobility segment, partially offset by continuing competitive pressures in the industry. Connected devices, which have lower average revenue per average subscriber (ARPU) and churn, increased 25.7% from the prior year reflecting growth in our connected car business and other data-centric devices that utilize the network to connect and control physical devices using embedded computing systems and/or software, commonly called the Internet of Things (IoT).

The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Business wireless postpaid churn increased to 1.04% in 2017 from 1.00% in 2016 and 0.99% in 2015.

Fixed strategic services revenues increased $796, or 7.0%, in 2017 and $1,048, or 10.1%, in 2016. Our revenues increased in 2017 and 2016 due to: Ethernet increases of $275 and $226, VoIP increases of $205 and $205, and Dedicated Internet services increases of $198 and $231, respectively.

Due to advances in technology, our most advanced business solutions are subject to change periodically. We review and evaluate our fixed strategic service offerings annually, which may result in an updated definition and the recast of our historical financial information to conform to the current-period presentation. Any modifications will be reflected in the first quarter.

Legacy voice and data service revenues decreased $2,439, or 14.9%, in 2017 and $2,176, or 11.7%, in 2016. Traditional data revenues in 2017 and 2016 decreased $1,130 and $1,186 and long-distance and local revenues decreased $1,309 and $990, respectively. The decreases were primarily due to lower demand as customers continue to shift to our more advanced IP-based offerings or our competitors.

Other service and equipment revenues decreased $115, or 3.2%, in 2017 and increased $7, or 0.2%, in 2016. Other service revenues include project-based revenue, which is nonrecurring in nature, as well as revenues from other managed services, outsourcing, government professional service and customer premises equipment. The decrease in 2017, and increase in 2016, were primarily due to the timing of nonrecurring customer premises equipment contracts.

Wireless equipment revenues increased $124, or 1.6%, in 2017 and decreased $181, or 2.3%, in 2016. The increase in 2017 was primarily due to an increase in device upgrades and increased sales of higher-priced smartphones, largely offset by a change in customer buying habits and promotional offers. The decrease in 2016 was primarily due to a decrease in handsets sold and increased promotional offers, partially offset by an increase in sales under our equipment installment agreements, including our AT&T NextSM (AT&T Next) program. We expect wireless equipment revenues to be pressured in 2018 as customers are retaining their handsets for longer periods of time.

Operations and support expenses decreased $1,401, or 3.2%, in 2017 and $616, or 1.4%, in 2016. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as compensation and benefits.

Decreased operations and support expenses in 2017 were primarily due to efforts to automate and digitalize our support activities, improving results $723. As of December 31, 2017, approximately 55% of our network functions have been moved to software-based systems. Expense reductions also reflect lower traffic compensation and wireless interconnect costs,

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts resulting in declines of $233. Lower administrative costs also contributed to decreased expenses in 2017. Partially offsetting the decreases were higher marketing cost and increased wireless handset insurance cost.

Decreased operations and support expenses in 2016 were primarily due to legacy product declines, workforce reductions, and other cost-reduction initiatives that improved results $283, and net expense reductions associated with fulfillment cost deferrals, which reduced expenses $219. Lower wireless sales volume and average commission rates, including those paid under the equipment installment programs, combined with fewer handset upgrade transactions reduced expenses $225, and lower wireless handset volumes, which were partially offset by the sale of higher-priced wireless devices and higher-priced customer premises equipment, reduced equipment cost $186. Partially offsetting the decreases were higher wireless handset insurance costs of $195 resulting from increased claim rates and costs per claim and the impact of Connect America and High Cost Funds' receipts.

Depreciation expense decreased $506, or 5.1%, in 2017 and increased $43, or 0.4%, in 2016. The decrease in 2017 was primarily due to our fourth-quarter 2016 change in estimated useful lives and salvage value of certain network assets. Also contributing to lower depreciation expenses were network assets becoming fully depreciated, partially offset by ongoing capital spending for network upgrades and expansion.

The increase in 2016 was primarily due to ongoing capital spending for network upgrades and expansion and accelerating depreciation related to the shutdown of our U.S. 2G network, partially offset by fully depreciated assets. The increase in 2016 was largely offset by the change in estimated useful lives and salvage values of certain assets associated with our transition to an IP-based network.

Operating income increased $325, or 1.9%, in 2017 and $434, or 2.6%, in 2016. Our Business Solutions segment operating income margin was 24.7% in 2017, compared to 23.7% in 2016 and 23.0% in 2015. Our Business Solutions EBITDA margin was 38.1% in 2017, compared to 37.6% in 2016 and 36.8% in 2015.

Entertainment Group
Segment Results
				Percent Change
				2017 vs.	2016 vs.
	2017	2016	2015	2016	2015
Segment operating revenues
Video entertainment	$36,728	$36,460	$20,271	0.7%	79.9%
High-speed internet	7,674	7,472	6,601	2.7	13.2
Legacy voice and data services	3,920	4,829	5,914	(18.8)	(18.3)
Other service and equipment	2,376	2,534	2,508	(6.2)	1.0
Total Segment Operating Revenues	50,698	51,295	35,294	(1.2)	45.3

Segment operating expenses
Operations and support	39,420	39,338	28,345	0.2	38.8
Depreciation and amortization	5,623	5,862	4,945	(4.1)	18.5
Total Segment Operating Expenses	45,043	45,200	33,290	(0.3)	35.8
Segment Operating Income (Loss)	5,655	6,095	2,004	(7.2)	-
Equity in Net Income (Loss) of Affiliates	(30)	9	(4)	-	-
Segment Contribution	$5,625	$6,104	$2,000	(7.8)%	-%

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

The following tables highlight other key measures of performance for the Entertainment Group segment:

				Percent Change
				2017 vs.	2016 vs.
At December 31 (in 000s)	2017	2016	2015	2016	2015
Video Connections
Satellite	20,458	21,012	19,784	(2.6)%	6.2%
U-verse	3,631	4,253	5,614	(14.6)	(24.2)
DIRECTV NOW[1]	1,155	267	-	-	-
Total Video Connections	25,244	25,532	25,398	(1.1)	0.5

Broadband Connections
IP	13,462	12,888	12,356	4.5	4.3
DSL	888	1,291	1,930	(31.2)	(33.1)
Total Broadband Connections	14,350	14,179	14,286	1.2	(0.7)

Retail Consumer Switched Access Lines	4,774	5,853	7,286	(18.4)	(19.7)
U-verse Consumer VoIP Connections	5,222	5,425	5,212	(3.7)	4.1
Total Retail Consumer Voice Connections	9,996	11,278	12,498	(11.4)%	(9.8)%
[1] Consistent with industry practice, DIRECTV NOW includes over-the-top connections that are on free-trial.

				Percent Change
				2017 vs.	2016 vs.
(in 000s)	2017	2016	2015	2016	2015
Video Net Additions
Satellite[1]	(554)	1,228	240	-%	-%
U-verse[1]	(622)	(1,361)	(306)	54.3	-
DIRECTV NOW[2]	888	267	-	-	-
Net Video Additions	(288)	134	(66)	-	-

Broadband Net Additions
IP	574	532	973	7.9	(45.3)
DSL	(403)	(639)	(1,130)	36.9	43.5
Net Broadband Additions	171	(107)	(157)	-%	31.8%
[1] Includes disconnections for customers that migrated to DIRECTV NOW.
[2] Consistent with industry practice, DIRECTV NOW includes over-the-top connections that are on free-trial.

Operating revenues decreased $597, or 1.2%, in 2017 and increased $16,001, or 45.3% in 2016. The decrease in 2017 was largely due to lower revenues from legacy voice, data products, and other services, partially offset by growth in revenues from video and IP broadband services. The increase in 2016 was largely due to our acquisition of DIRECTV in July 2015 and continued growth in consumer IP broadband, which offset lower revenues from legacy voice and data products.

As consumers continue to demand more mobile access to video, we provide streaming access to our subscribers, including mobile access for existing satellite and AT&T U-verse® (U-verse) subscribers. In November 2016, we launched DIRECTV NOW, our video streaming option that does not require either satellite or U-verse service (commonly called over-the-top video service).

Video entertainment revenues increased $268, or 0.7%, in 2017 and $16,189, or 79.9%, in 2016. These increases reflect a 2.7% and 5.6% increase in average revenue per linear (combined satellite and U-verse) video connection. Advertising revenues also increased $111, or 7.3%, in 2017 and $367, or 32.1%, in 2016. As of December 31, 2017, about 85% of our linear video subscribers were on the DIRECTV platform, compared to 80% at December 31, 2016. The increase in 2016 was primarily related to our acquisition of DIRECTV.

Linear video subscriber losses and associated margin pressure continued their recent trend, with some of the losses due to the impact from hurricanes as well as tightening of our credit policies. We are also seeing the impact of customers wanting

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts mobile and over-the-top offerings, which is contributing to growth in DIRECTV NOW connections and partially offsetting linear video subscriber losses. DIRECTV NOW connections continue to grow as we add eligible devices and increase content choices. Our strategy to bundle services has positively impacted subscriber trends and churn, with customers who bundle our wireless and video services having nearly half the rate of churn as satellite customers with a single service.

High-speed internet revenues increased $202, or 2.7%, in 2017 and $871, or 13.2%, in 2016. Average revenue per IP broadband connection (ARPU) decreased 1.9% in 2017 and increased 7.3% in 2016. When compared to 2016, IP broadband subscribers increased 4.5%, to 13.5 million subscribers at December 31, 2017. When compared to 2015, IP broadband subscribers increased 4.3%, to 12.9 million subscribers at December 31, 2016. Our bundling strategy is also helping to lower churn for broadband subscribers, with subscribers who bundle broadband with another AT&T service having about half the churn of broadband-only subscribers. To compete more effectively against other broadband providers in the midst of ongoing declines in DSL subscribers, we continued to deploy our all-fiber, high-speed wireline network, which has improved customer retention rates. We also expect our planned 5G national deployment to aid our ability to provide more locations with competitive broadband speeds.

Legacy voice and data service revenues decreased $909, or 18.8%, in 2017 and $1,085, or 18.3%, in 2016. For 2017, legacy voice and data services represented approximately 8% of our total Entertainment Group revenue compared to 9% for 2016 and 17% for 2015 and reflect decreases of $610 and $663 in local voice and long-distance, and $299 and $422 in traditional data revenues. The decreases reflect the continued migration of customers to our more advanced IP-based offerings or to competitors. At December 31, 2017, approximately 6% of our broadband connections were DSL compared to 9% at December 31, 2016.

Operations and support expenses increased $82, or 0.2%, in 2017 and $10,993, or 38.8%, in 2016. Operations and support expenses consist of costs associated with providing video content, and expenses incurred to provide our products and services, which include costs of operating and maintaining our networks, as well as personnel charges for compensation and benefits.

Increased operations and support expenses in 2017 were primarily due to annual content cost increases, deferred customer fulfillment cost amortization and video platform development costs. Offsetting these increases were the impacts of our ongoing focus on cost efficiencies and merger synergies, as well as workforce reductions and lower marketing costs.

Increased operations and support expenses in 2016 were primarily due to our 2015 acquisition of DIRECTV, which increased expenses by $11,748, and reflected pressure from cost increases for the NFL SUNDAY TICKET®. The DIRECTV-related increases were also due to higher content costs, customer support and service-related charges, and advertising expenses.

Depreciation expenses decreased $239, or 4.1%, in 2017 and increased $917, or 18.5%, in 2016. The decrease in 2017 was primarily due to our fourth-quarter 2016 change in estimated useful lives and salvage values of certain assets. Also contributing to lower depreciation expenses were network assets becoming fully depreciated, offset by ongoing capital spending for network upgrades and expansion.

The increase in 2016 was primarily due to our acquisition of DIRECTV and ongoing capital spending for network upgrades and expansion, partially offset by fully depreciated assets and a change to the estimated useful lives and salvage value of certain assets associated with our transition to an IP-based network.

Operating income decreased $440 in 2017 and increased $4,091 in 2016. Our Entertainment Group segment operating income margin was 11.2% in 2017, 11.9% in 2016 and 5.7% in 2015. Our Entertainment Group EBITDA margin was 22.2% in 2017, 23.3% in 2016 and 19.7% in 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Consumer Mobility
Segment Results
				Percent Change
				2017 vs.	2016 vs.
	2017	2016	2015	2016	2015
Segment operating revenues
Service	$26,053	$27,536	$29,150	(5.4)%	(5.5)%
Equipment	5,499	5,664	5,916	(2.9)	(4.3)
Total Segment Operating Revenues	31,552	33,200	35,066	(5.0)	(5.3)

Segment operating expenses
Operations and support	18,966	19,659	21,477	(3.5)	(8.5)
Depreciation and amortization	3,507	3,716	3,851	(5.6)	(3.5)
Total Segment Operating Expenses	22,473	23,375	25,328	(3.9)	(7.7)
Segment Operating Income	9,079	9,825	9,738	(7.6)	0.9
Equity in Net Income of Affiliates	-	-	-	-	-
Segment Contribution	$9,079	$9,825	$9,738	(7.6)%	0.9%

The following tables highlight other key measures of performance for the Consumer Mobility segment:

				Percent Change
				2017 vs.	2016 vs.
At December 31 (in 000s)	2017	2016	2015	2016	2015
Consumer Mobility Subscribers
Postpaid	26,064	27,095	28,814	(3.8)%	(6.0)%
Prepaid [2]	15,335	13,536	11,548	13.3	17.2
Branded	41,399	40,631	40,362	1.9	0.7
Reseller	9,279	11,884	13,690	(21.9)	(13.2)
Connected devices[1,2]	457	942	929	(51.5)	1.4
Total Consumer Mobility Subscribers	51,135	53,457	54,981	(4.3)%	(2.8)%
[1] Includes data-centric devices such as session-based tablets, monitoring devices and postpaid automobile systems. Excludes postpaid tablets. See (2) below.
[2] Beginning in 2017, we are reporting prepaid IoT connections, which primarily consist of connected cars, as a component of prepaid subscribers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

				Percent Change
				2017 vs.	2016 vs.
(in 000s)	2017	2016	2015	2016	2015
Consumer Mobility Net Additions[1,4]
Postpaid	447	359	463	24.5%	(22.5)%
Prepaid [5]	1,013	1,575	1,364	(35.7)	15.5
Branded Net Additions	1,460	1,934	1,827	(24.5)	5.9
Reseller	(1,878)	(1,813)	(168)	(3.6)	-
Connected devices[2,5]	52	19	(131)	-	-
Consumer Mobility Net Subscriber Additions	(366)	140	1,528	-%	(90.8)%

Total Churn[1,3,4]	2.36%	2.15%	1.94%	21 BP	21 BP
Postpaid Churn[1,3,4]	1.17%	1.19%	1.25%	(2) BP	(6) BP
[1] Excludes migrations between AT&T segments and/or subscriber categories and acquisition-related additions during the period.
[2] Includes data-centric devices such as session-based tablets, monitoring devices and postpaid automobile systems. Excludes postpaid tablets. See (5) below.
[3] Calculated by dividing the aggregate number of wireless subscribers who canceled service during a month divided by the total number of wireless subscribers at the beginning of that month. The churn rate for the period is equal to the average of the churn rate for each month of that period.
[4] 2017 excludes the impact of the 2G shutdown and a true-up to the reseller subscriber base, which is reflected in beginning of period subscribers.
[5] Beginning in 2017, we are reporting prepaid IoT connections, which primarily consist of connected cars, as a component of prepaid subscribers, resulting in 153 additional prepaid net adds in the year.

Operating revenues decreased $1,648, or 5.0%, in 2017 and $1,866, or 5.3%, in 2016. Decreased revenues reflect declines in postpaid service revenues due to customers migrating to our Business Solutions segment and choosing unlimited plans, partially offset by higher prepaid service revenues. Our business wireless offerings allow for individual subscribers to purchase wireless services through employer-sponsored plans for a reduced price. The migration of these subscribers to the Business Solutions segment negatively impacted our consumer postpaid subscriber total and service revenue growth.

Service revenue decreased $1,483, or 5.4%, in 2017 and $1,614, or 5.5%, in 2016. The decreases were largely due to postpaid customers continuing to shift to discounted monthly service charges under our unlimited plans and the migration of subscribers to Business Solutions. Revenues from postpaid customers declined $1,783, or 9.0%, in 2017 and $2,285, or 10.4%, in 2016. Without the migration of customers to Business Solutions, postpaid wireless revenues would have decreased approximately 5.0% and 5.6%, respectively. The decreases were partially offset by higher prepaid service revenues of $715, or 12.7%, in 2017 and $953, or 20.4%, in 2016 primarily from growth in Cricket and AT&T PREPAIDSM subscribers. In 2018, we will continue to see some early challenges with wireless service revenue until we lap the first year of unlimited plans, and then move toward wireless service revenue improvements.

Equipment revenue decreased $165, or 2.9%, in 2017 and $252, or 4.3%, in 2016. The decreases in equipment revenues resulted from lower handset sales and upgrades, partially offset by the sale of higher-priced devices. As previously discussed, equipment revenue is becoming increasingly unpredictable as customers are choosing to upgrade devices less frequently or bring their own.

Operations and support expenses decreased $693, or 3.5%, in 2017 and $1,818, or 8.5%, in 2016. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel expenses, such as compensation and benefits.

Decreased operations and support expenses in 2017 were primarily due to lower volumes of wireless equipment sales and upgrades, which decreased equipment and selling and commission costs, lower marketing and advertising costs resulting from the timing of scheduled ad campaigns and integrated advertising and other operational efficiencies.

Decreased operations and support expenses in 2016 were primarily due to lower volumes of wireless equipment sales and upgrades, which decreased equipment and selling and commission costs, lower network costs attributable to transitioning to more efficient Ethernet/IP-based technologies and other operational efficiencies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Depreciation expense decreased $209, or 5.6%, in 2017 and $135, or 3.5%, in 2016. The decreases in both years were primarily due to fully depreciated assets, partially offset by ongoing capital spending for network upgrades and expansion.

Operating income decreased $746, or 7.6%, in 2017 and increased $87, or 0.9%, in 2016. Our Consumer Mobility segment operating income margin was 28.8% in 2017, 29.6% in 2016 and 27.8% in 2015. Our Consumer Mobility EBITDA margin was 39.9% in 2017, 40.8% in 2016 and 38.8% in 2015.

International
Segment Results
				Percent Change
	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Segment operating revenues
Video entertainment	$5,456	$4,910	$2,151	11.1%	-%
Wireless service	2,047	1,905	1,647	7.5	15.7
Wireless equipment	766	468	304	63.7	53.9
Total Segment Operating Revenues	8,269	7,283	4,102	13.5	77.5

Segment operating expenses
Operations and support	7,404	6,830	3,930	8.4	73.8
Depreciation and amortization	1,218	1,166	655	4.5	78.0
Total Segment Operating Expenses	8,622	7,996	4,585	7.8	74.4
Segment Operating Income (Loss)	(353)	(713)	(483)	50.5	(47.6)
Equity in Net Income (Loss) of Affiliates	87	52	(5)	67.3	-
Segment Contribution	$(266)	$(661)	$(488)	59.8%	(35.5)%

The following tables highlight other key measures of performance for the International segment:

				Percent Change
At December 31 (in 000s)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Mexico Wireless Subscribers
Postpaid	5,498	4,965	4,289	10.7%	15.8%
Prepaid	9,397	6,727	3,995	39.7	68.4
Branded	14,895	11,692	8,284	27.4	41.1
Reseller	204	281	400	(27.4)	(29.8)
Total Mexico Wireless Subscribers	15,099	11,973	8,684	26.1	37.9

Latin America Satellite Subscribers
PanAmericana	8,270	7,206	7,066	14.8	2.0
SKY Brazil[1]	5,359	5,249	5,444	2.1	(3.6)
Total Latin America Satellite Subscribers	13,629	12,455	12,510	9.4%	(0.4)%
[1] Excludes subscribers of our International segment equity investments in SKY Mexico, in which we own a 41.3% stake. SKY Mexico had 8.0 million subscribers at September 30, 2017, 8.0 and 7.3 million subscribers at December 31, 2016 and 2015, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

				Percent Change
(in 000s)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Mexico Wireless Net Additions
Postpaid	533	677	177	(21.3)%	-%
Prepaid	2,670	2,732	(169)	(2.3)	-
Branded Net Additions	3,203	3,409	8	(6.0)	-
Reseller	(77)	(120)	(104)	35.8	(15.4)
Mexico Wireless Net Subscriber Additions	3,126	3,289	(96)	(5.0)	-

Latin America Satellite Net Additions[1]
PanAmericana	232	140	76	65.7	84.2
SKY Brazil	(190)	(195)	(223)	2.6	12.6
Latin America Satellite Net Subscriber Additions[2]	42	(55)	(147)	-%	62.6%
[1] In 2017, we updated the methodology used to account for prepaid video connections, which were reflected in beginning of period subscribers.
[2] SKY Mexico had net subscriber losses of 11 in the nine months ended September 30, 2017 and additions of 742 and 646 for the year ended December 31, 2016 and 2015, respectively.

Operating Results
Our International segment consists of the Latin American operations acquired with DIRECTV as well as our Mexican wireless operations. Video entertainment services are provided to primarily residential customers using satellite technology. Our international subsidiaries conduct business in their local currency and operating results are converted to U.S. dollars using official exchange rates. Our International segment is subject to foreign currency fluctuations.

Operating revenues increased $986, or 13.5%, in 2017 and 3,181, or 77.5%, in 2016. The increase in 2017 includes higher revenues of $546 from video services in Latin America and $440 from wireless service and equipment revenues in Mexico. The increase in 2016 includes higher revenues of $2,759 from video services in Latin America and $422 from wireless service and equipment revenues in Mexico. The growth in Latin America was primarily due to price increases driven primarily by macroeconomic conditions with mixed local currencies. Mexico wireless revenue improvements were primarily due to growth in equipment revenues as we have increased our subscriber base, partially offset by competitive pricing for services.

Operations and support expenses increased $574, or 8.4%, in 2017 and $2,900, or 73.8%, in 2016. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and providing video content and personnel expenses, such as compensation and benefits.

The increases in 2017 reflect higher charges in Latin America primarily due to higher programming and other operating costs, partially offset by foreign currency exchange rates and our reassessment of operating tax contingencies in Brazil. Increases in Mexico were primarily driven by higher operational costs, including expenses associated with our network expansion and foreign currency pressures.

The increases in 2016 were largely attributable to operations in Latin America reflecting our mid-2015 DIRECTV acquisition.

Depreciation expense increased $52, or 4.5%, in 2017 and $511, or 78.0%, in 2016. The increases were primarily due to updating the estimated asset lives for video equipment in Latin America and higher capital spending in Mexico.

Operating income increased $360, or 50.5%, in 2017 and decreased $230, or 47.6%, in 2016, and was negatively impacted by foreign exchange pressure. Our International segment operating income margin was (4.3)% in 2017, (9.8)% in 2016 and (11.8)% in 2015. Our International EBITDA margin was 10.5% in 2017, 6.2% in 2016 and 4.2% in 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Supplemental Operating Information

As a supplemental discussion of our operating results, for comparison purposes, we are providing a view of our combined domestic wireless operations (AT&T Mobility). See "Discussion and Reconciliation of Non-GAAP Measure" for a reconciliation of these supplemental measures to the most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles.

AT&T Mobility Results
				Percent Change
				2017 vs.	2016 vs.
	2017	2016	2015	2016	2015
Operating revenues
Service	$57,955	$59,386	$59,837	(2.4)%	(0.8)%
Equipment	13,394	13,435	13,868	(0.3)	(3.1)
Total Operating Revenues	71,349	72,821	73,705	(2.0)	(1.2)

Operating expenses
Operations and support	43,255	43,886	45,789	(1.4)	(4.2)
EBITDA	28,094	28,935	27,916	(2.9)	3.7
Depreciation and amortization	8,027	8,292	8,113	(3.2)	2.2
Total Operating Expenses	51,282	52,178	53,902	(1.7)	(3.2)
Operating Income	$20,067	$20,643	$19,803	(2.8)%	4.2%

The following tables highlight other key measures of performance for AT&T Mobility:

				Percent Change
				2017 vs.	2016 vs.
At December 31 (in 000s)	2017	2016	2015	2016	2015
Wireless Subscribers[1]
Postpaid smartphones	59,874	59,096	58,073	1.3%	1.8%
Postpaid feature phones and data-centric devices	18,001	18,687	19,032	(3.7)	(1.8)
Postpaid	77,875	77,783	77,105	0.1	0.9
Prepaid[3]	15,335	13,536	11,548	13.3	17.2
Branded	93,210	91,319	88,653	2.1	3.0
Reseller	9,366	11,949	13,774	(21.6)	(13.2)
Connected devices[2,3]	38,991	31,591	26,213	23.4	20.5
Total Wireless Subscribers	141,567	134,859	128,640	5.0	4.8

Branded smartphones	72,924	70,817	67,200	3.0	5.4
Smartphones under our installment programs at end of period	32,438	30,688	26,670	5.7%	15.1%
[1] Represents 100% of AT&T Mobility wireless subscribers.
[2] Includes data-centric devices such as session-based tablets, monitoring devices and primarily wholesale automobile systems. Excludes postpaid tablets. See (3) below.
[3] Beginning in 2017, we are reporting prepaid IoT connections, which primarily consist of connected cars, as a component of prepaid subscribers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

				Percent Change
				2017 vs.	2016 vs.
(in 000s)	2017	2016	2015	2016	2015
Wireless Net Additions[1,4]
Postpaid	594	1,118	1,666	(46.9)%	(32.9)%
Prepaid[5]	1,013	1,575	1,364	(35.7)	15.5
Branded Net Additions	1,607	2,693	3,030	(40.3)	(11.1)
Reseller	(1,871)	(1,846)	(155)	(1.4)	-
Connected devices[2,5]	9,691	5,349	5,184	81.2	3.2
Wireless Net Subscriber Additions	9,427	6,196	8,059	52.1	(23.1)

Smartphones sold under our installment programs during period	16,667	17,871	17,320	(6.7)%	3.2%

Total Churn[3,4]	1.36%	1.48%	1.39%	(12) BP	9 BP
Branded Churn[3,4]	1.68%	1.62%	1.63%	6 BP	(1) BP
Postpaid Churn[3,4]	1.08%	1.07%	1.09%	1 BP	(2) BP
Postpaid Phone-Only Churn[3,4]	0.85%	0.92%	0.99%	(7) BP	(7) BP
[1] Excludes acquisition-related additions during the period.
[2] Includes data-centric devices such as session-based tablets, monitoring devices and primarily wholesale automobile systems. Excludes postpaid tablets. See (5) below.
[3] Calculated by dividing the aggregate number of wireless subscribers who canceled service during a month divided by the total number of wireless subscribers at the beginning of that month. The churn rate for the period is equal to the average of the churn rate for each month of that period.
[4] 2017 excludes the impact of the 2G shutdown and a true-up to the reseller subscriber base, which is reflected in beginning of period subscribers.
[5] Beginning in 2017, we are reporting prepaid IoT connections, which primarily consist of connected cars, as a component of prepaid subscribers, resulting in 153 additional prepaid net adds in the year.

Operating income decreased $576, or 2.8%, in 2017 and increased $840, or 4.2%, in 2016. The operating income margin of AT&T Mobility was 28.1% in 2017, 28.3% in 2016 and 26.9% in 2015. AT&T Mobility's EBITDA margin was 39.4% in 2017, 39.7% in 2016 and 37.9% in 2015. AT&T Mobility's EBITDA service margin was 48.5% in 2017, 48.7% in 2016 and 46.7% in 2015. (EBITDA service margin is operating income before depreciation and amortization, divided by total service revenues.)

Subscriber Relationships
As the wireless industry has matured, future wireless growth will increasingly depend on our ability to offer innovative services, plans, devices and to provide these services in bundled product offerings to best utilize a wireless network that has sufficient spectrum and capacity to support these innovations on as broad a geographic basis as possible. To attract and retain subscribers in a mature and highly competitive market, we have launched a wide variety of plans, including unlimited, as well as equipment installment programs. Beginning in 2017, we expanded our unlimited wireless data plans to make them available to customers that do not subscribe to our video services.

ARPU
Postpaid phone-only ARPU was $58.00 in 2017, compared to $59.45 and $60.45 in 2016 and 2015, respectively. Postpaid phone-only ARPU plus equipment installment billings was $68.75 in 2017, compared to $69.76 and $68.03 in 2016 and 2015, respectively. ARPU has been affected by customers shifting to unlimited plans, which decreases overage revenues; however, customers are adding additional devices helping to offset that decline.

Churn
The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Total churn was lower in 2017. Postpaid churn was higher in 2017, driven by higher tablet churn. Postpaid phone-only churn was lower in 2017, despite competitive pressure in the industry.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Branded Subscribers
Branded subscribers increased 2.1% in 2017 and 3.0% in 2016. These increases reflect growth of 13.3% and 17.2% in prepaid subscribers and 0.1% and 0.9% in postpaid subscribers, respectively. Beginning in July 2017, we are reporting prepaid IoT connections, which primarily consist of connected cars where customers actively subscribe for vehicle connectivity, as a component of prepaid subscribers.

At December 31, 2017, 93% of our postpaid phone subscriber base used smartphones, compared to 91% at December 31, 2016, with the majority of phone sales during the last three years attributable to smartphones. Virtually all of our postpaid smartphone subscribers are on plans that provide for service on multiple devices at reduced rates, and such subscribers tend to have higher retention and lower churn rates. Device connections on our Mobile Share and unlimited wireless data plans now represent 87% of our postpaid customer base compared to 84% at December 31, 2016. Such offerings are intended to encourage existing subscribers to upgrade their current services and/or add connected devices, attract subscribers from other providers and/or minimize subscriber churn.

Our equipment installment purchase programs, including AT&T Next, allow for postpaid subscribers to purchase certain devices in installments over a specified period of time. Once certain conditions are met, AT&T Next subscribers may be eligible to trade in the original device for a new device and have the remaining unpaid balance paid or settled. For installment programs, we recognize equipment revenue at the time of the sale for the amount of the customer receivable, net of the fair value of the trade-in right guarantee and imputed interest. A significant percentage of our customers choosing equipment installment programs pay a lower monthly service charge, which results in lower service revenue recorded for these subscribers. At December 31, 2017, about 54% of the postpaid smartphone base is on an equipment installment program compared to nearly 52% at December 31, 2016. The majority of postpaid smartphone gross adds and upgrades for all periods presented were either equipment installment plans or Bring Your Own Device (BYOD). While BYOD customers do not generate equipment revenue or expense, the service revenue helps improve our margins.

Connected Devices
Connected Devices includes data-centric devices such as session-based tablets, monitoring devices and primarily wholesale automobile systems. Connected device subscribers increased 23.4% during 2017 and 20.5% in 2016. During 2017, we added approximately 6.4 million wholesale connected cars through agreements with various carmakers, and experienced strong growth in other IoT connections as well. We believe that these connected car agreements give us the opportunity to create future retail relationships with the car owners.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

In 2018, excluding the impact of new revenue recognition rules (see Note 1) and pending acquisitions, we expect the following trends.

2018 Revenue Trends We expect our operating environment to remain highly competitive, as companies and consumers continue to demand instant connectivity, higher speeds and an integrated experience across their devices for both video and data. The recent U.S. federal tax law changes and current regulatory environment contribute to a more favorable landscape for investment in broadband services. The decrease in U.S. corporate tax rates as well as incentives for equipment investment should stimulate the economy and increase business investment overall. In 2018, we expect consolidated operating revenue pressure, driven by the ongoing shift from linear video to over-the-top and other on-demand services. We believe the intensely competitive wireless environment will continue, with service revenues improvements later in the year, and that our ability to offer integrated wireless, video and wireline services, along with continued growth in fixed strategic services, will largely offset revenue pressure. We expect legacy voice and data services will continue to decline.

2018 Expense Trends We intend to continue our focus on cost reductions, driving savings through automation, supply chain, benefit design, digitalizing transactions and optimizing network costs. In addition, the ongoing transition of our network to a more efficient software-based technology is expected to continue driving favorable expense trends over the next several years. However, expenses related to growth areas of our business including new video platforms and our deployment of 5G wireless service will place offsetting pressure on our operating income margin.

Market Conditions During 2017, the U.S. stock market experienced strong gains but general business investment remained slow, affecting our business customers. However, we expect that corporate tax reform, enacted in December 2017, will stimulate business investment and job growth, and, therefore increase demand for our services. Residential customers continue to be price sensitive in selecting offerings, especially in the wireless area, and continue to focus on products that

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts give them efficient access to video and broadcast services. We expect ongoing pressure on pricing during 2018 as we respond to the competitive marketplace, especially in wireless and video services.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. Our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In September 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC to the trust used to pay pension benefits. The trust is entitled to receive cumulative annual cash distributions of $560, which will result in a $560 contribution during 2018. In September 2017, we agreed not to call the preferred equity interest until at least 2022, which increased the value of the preferred equity interests by approximately $1,245. We expect only minimal ERISA contribution requirements to our pension plans for 2018. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy, and a weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market, and changes in the performance of equity markets, may have significant impacts on the valuation of our pension and other postretirement obligations at the end of 2018 (see "Accounting Policies and Estimates").

OPERATING ENVIRONMENT OVERVIEW

AT&T subsidiaries operating within the United States are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the United States are subject to the jurisdiction of national and supranational regulatory authorities in the markets where service is provided.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. Since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained or expanded certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. The new leadership at the FCC is charting a more predictable and balanced regulatory course that will encourage long-term investment and benefit consumers. Based on their public statements, we expect the FCC to continue to eliminate antiquated, unnecessary regulations and streamline processes. In addition, we are pursuing, at both the state and federal levels, additional legislative and regulatory measures to reduce regulatory burdens that are no longer appropriate in a competitive telecommunications market and that inhibit our ability to compete more effectively and offer services wanted and needed by our customers, including initiatives to transition services from traditional networks to all IP-based networks. At the same time, we also seek to ensure that legacy regulations are not further extended to broadband or wireless services, which are subject to vigorous competition.

On December 14, 2017, the FCC voted to return broadband internet access service to its prior classification as an information service, and reinstate the private mobile service classification of mobile broadband internet access service. The order also eliminated the FCC's Internet Conduct Standard, along with the bright-line rules and included transparency requirements related to network management. The order will be effective after it's published in the Federal Register. As a result of the FCC Order, state legislators and governors are introducing individual state laws and executive orders to reinstate portions of the net neutrality regulations vacated by the FCC order. We will continue to support congressional action to codify a set of standard consumer rules for the internet.

On April 20, 2017, the FCC adopted an order that maintains light touch pricing regulation of packet-based services, extends such light touch pricing regulation to high-speed Time Division Multiplex (TDM) transport services and to most of our TDM channel termination services, based on a competitive market test for such services. For those services that do not qualify for light touch regulation, the order allows companies to offer volume and term discounts, as well as contract tariffs. Several parties appealed the FCC's decision. These appeals were consolidated in the U.S. Court of Appeals for the Eighth Circuit, where they remain pending.

In October 2016, a sharply divided FCC adopted new rules governing the use of customer information by providers of broadband internet access service. Those rules were more restrictive in certain respects than those governing other participants in the internet economy, including so-called "edge" providers such as Google and Facebook. On April 3, 2017, the president signed a resolution passed by Congress repealing the new rules under the Congressional Review Act, which prohibits the issuance of a new rule that is substantially the same as a rule repealed under its provisions, or the reissuance of

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts the repealed rule, unless the new or reissued rule is specifically authorized by a subsequent act of Congress.

In February 2015, the FCC released an order classifying both fixed and mobile consumer broadband internet access services as telecommunications services, subject to Title II of the Communications Act. The Order, which represented a departure from longstanding bipartisan precedent, significantly expanded the FCC's authority to regulate broadband internet access services, as well as internet interconnection arrangements. AT&T and several other parties appealed the FCC's order. In June 2016, a divided panel of the District of Columbia Court of Appeals upheld the FCC's rules by a 2-1 vote, and petitions for rehearing en banc were denied in May 2017. Petitions for a writ of Certiorari at the U.S. Supreme Court remain pending. Meanwhile, on December 14, 2017, the FCC reversed its 2015 decision by reclassifying fixed and mobile consumer broadband services as information services and repealing most of the rules that were adopted in 2015. In lieu of broad conduct prohibitions, the order requires internet service providers to disclose information about their network practices and terms of service, including whether they block or throttle internet traffic or offer paid prioritization. The order will take effect after the Office of Management and Budget approves the new disclosure requirements.

We provide satellite video service through our subsidiary DIRECTV, whose satellites are licensed by the FCC. The Communications Act of 1934 and other related acts give the FCC broad authority to regulate the U.S. operations of DIRECTV. In addition, states representing a majority of our local service access lines have adopted legislation that enables us to provide IP-based service through a single statewide or state-approved franchise (as opposed to the need to acquire hundreds or even thousands of municipal-approved franchises) to offer a competitive video product. We also are supporting efforts to update and improve regulatory treatment for our services. Regulatory reform and passage of legislation is uncertain and depends on many factors.

We provide wireless services in robustly competitive markets, but are subject to substantial governmental regulation. Wireless communications providers must obtain licenses from the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the FCC rules and policies governing the use of the spectrum. While wireless communications providers' prices and offerings are generally not subject to state or local regulation, states sometimes attempt to regulate or legislate various aspects of wireless services, such as in the areas of consumer protection and the deployment of cell sites and equipment. The anticipated industry-wide deployment of 5G technology, which is needed to satisfy extensive demand for video and internet access, will involve significant deployment of "small cell" equipment and therefore increase the need for a quick permitting process.

The FCC has recognized that the explosive growth of bandwidth-intensive wireless data services requires the U.S. government to make more spectrum available. The FCC finished its most recent auction in April 2017 of certain spectrum that is currently used by broadcast television licensees (the "600 MHz Auction").

In May 2014, the FCC issued an order revising its policies governing mobile spectrum holdings. The FCC rejected the imposition of caps on the amount of spectrum any carrier could acquire, retaining its case-by-case review policy. Moreover, it increased the amount of spectrum that could be acquired before exceeding an aggregation "screen" that would automatically trigger closer scrutiny of a proposed transaction. On the other hand, it indicated that it will separately consider an acquisition of "low band" spectrum that exceeds one-third of the available low band spectrum as presumptively harmful to competition. The spectrum screen (including the low band screen) recently increased by 23 MHz. On balance, the order and the spectrum screen should allow AT&T to obtain additional spectrum to meet our customers' needs.

As the wireless industry has matured, future wireless growth will increasingly depend on our ability to offer innovative video and data services and a wireless network that has sufficient spectrum and capacity to support these innovations. We continue to invest significant capital in expanding our network capacity, as well as to secure and utilize spectrum that meets our long-term needs. To that end, we have:
•	Submitted winning bids for 251 Advanced Wireless Services (AWS) spectrum licenses for a near-nationwide contiguous block of high-quality spectrum in the AWS-3 Auction.
•	Redeployed spectrum previously used for basic 2G services to support more advanced mobile internet services on our 3G and 4G networks.
•	Secured the First Responder Network Authority (FirstNet) contract, which provides us with access to a nationwide low band 20 MHz of spectrum.
•
Invested in 5G and millimeter-wave technologies with our 2018 acquisition of Fiber-Tower Corporation, which holds significant amounts of spectrum in the millimeter wave bands (28 GHz and 39 GHz) that the FCC recently reallocated for mobile broadband services. These bands will help to accelerate our entry into 5G services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Tax Reform  On December 22, 2017, the Tax Cuts and Jobs Act was enacted into law. We expect it to stimulate investment, job creation and economic growth which should result in increased demand for our services. Upon enactment, we made $800 of voluntary contributions to employee healthcare plans, paid $220 for a special one-time bonus to more than 200,000 front-line employees and announced our plan to invest an additional $1,000 of capital in the United States in 2018. We anticipate the legislation will have a positive impact on our consolidated operations and cash flows in 2018 and subsequent years. (See Note 11)

Expected Growth Areas
Over the next few years, we expect our growth to come from international operations, IP-based broadband services and advertising and data insights (especially with Time Warner). With our 2015 acquisitions of DIRECTV and wireless properties in Mexico, our revenue mix is much more diversified. We can now provide integrated services to diverse groups of customers in the U.S. on different technological platforms, including wireless, satellite and wireline. In 2018, our key initiatives include:
•	Building a premier gigabit network. FirstNet, combined with our fiber and 5G deployment, provide a powerful platform to accelerate our move to a ubiquitous gigabit world.
•	Growing profitability in Mexico.
•	Creating a new platform for targeted advertising, using data, content and talent to build an automated advertising platform that can transform premium video and TV advertising.
•	Launching a next generation video streaming platform, adding additional enhancements and user interfaces to our video services.
•	Continuing to develop a competitive advantage through our industry-leading cost-structure.

Integration of Data/Broadband and Entertainment Services  As the communications industry continues to move toward internet-based technologies that are capable of blending wireline, satellite and wireless services, we plan to offer services that take advantage of these new and more sophisticated technologies. In particular, we intend to continue to focus on expanding our high-speed internet and video offerings and on developing IP-based services that allow customers to integrate their home or business fixed services with their mobile service. During 2018, we will continue to develop and provide unique integrated video, mobile and broadband solutions. In late 2017, we expanded our offering of DIRECTV NOW, an over-the-top video service; data usage from DIRECTV NOW will not count toward data limits for customers who bundle this product with our wireless service. We believe this offering facilitates our customers' desire to view video anywhere on demand and encourages customer retention.

Wireless  We expect to deliver revenue growth in the coming years. We are in a period of rapid growth in wireless video usage and believe that there are substantial opportunities available for next-generation converged services that combine technologies and services. For example, we have agreements with many automobile manufacturers and began providing vehicle-embedded security and entertainment services.

As of December 31, 2017, we served 157 million wireless subscribers in North America, with nearly 142 million in the United States. Our LTE technology covers over 400 million people in North America. In the United States, we cover all major metropolitan areas and over 320 million people. We also provide 4G coverage using another technology (HSPA+), and when combined with our upgraded backhaul network, we are able to enhance our network capabilities and provide superior mobile broadband speeds for data and video services. Our wireless network also relies on other GSM digital transmission technologies for 3G data communications.

Our acquisition of two Mexican wireless providers in 2015 brought a GSM network covering both the U.S. and Mexico and enabled our customers to use wireless services without roaming on other companies' networks. We believe this seamless access will prove attractive to customers and provide a significant growth opportunity. We also announced in 2015 our plan to invest $3,000 to upgrade our network in Mexico to provide LTE coverage to 100 million people and businesses by year-end 2018. As of year-end 2017, this LTE network covered approximately 96 million people and businesses in Mexico.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant regulatory proceedings that directly affected our operations during 2017. Industry-wide regulatory developments are discussed above in Operating Environment Overview. While these issues may apply only to certain subsidiaries, the words "we," "AT&T" and "our" are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

International Regulation  Our subsidiaries operating outside the United States are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large business), wireless and satellite television services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, foster conditions favorable to investment and increase our scope of services and products.

The General Data Protection Regulation goes into effect in Europe in May of 2018. AT&T processes and handles personal data of its customers, employees of its enterprise customers and its employees. This regulation creates a range of new compliance obligations and significantly increases financial penalties for noncompliance. AT&T must implement operational changes to comply with this regulation.

Federal Regulation  In February 2015, the FCC released an order classifying both fixed and mobile consumer broadband internet access services as telecommunications services subject to extensive public utility-style regulation under the Telecom Act. The Order, which represented a departure from longstanding bipartisan precedent, significantly expanded the FCC's authority to regulate broadband internet access services, as well as internet interconnection arrangements. AT&T and several other parties appealed the FCC's order. In June 2016, a divided panel of the District of Columbia Court of Appeals upheld the FCC's rules by a 2-1 vote, and petitions for rehearing en banc were denied in May 2017. Petitions for a writ of certiorari at the U.S. Supreme Court remain pending. Meanwhile, on December 14, 2017, the FCC reversed its 2015 decision by reclassifying fixed and mobile consumer broadband services as information services and repealing most of the rules that were adopted in 2015. In lieu of broad conduct prohibitions, the order requires internet service providers to disclose information about their network practices and terms of service, including whether they block or throttle internet traffic or offer paid prioritization. The order will take effect after the Office of Management and Budget approves the new disclosure requirements.

On April 20, 2017, the FCC adopted an order bringing to an end a decade-long proceeding regarding pricing of high capacity data services by incumbent local telephone companies, like AT&T. The order declines to require advanced approval of rates for packet-based services like Ethernet, opting instead to continue the existing regime under which such rates are presumed lawful but may be challenged in a complaint. In addition, the order extends this "light touch" approach to high-speed TDM transport services and to most of our TDM channel termination services, based on the application of a competitive market test for such services. For those services that do not qualify for light touch regulation, the order continues to subject the services to price cap regulation but allows companies to offer volume and term discounts, as well as contract tariffs. Several parties appealed the FCC's decision. These appeals were consolidated in the U.S. Court of Appeals for the Eighth Circuit, where they remain pending.

In November 2017, the FCC updated and streamlined certain rules governing pole attachments, copper retirement, and service discontinuances. These changes should facilitate our ability to replace legacy facilities and services with advanced broadband infrastructure and services.

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

We face substantial and increasing competition in our wireless businesses. Under current FCC rules, multiple licensees, who provide wireless services on the cellular, PCS, Advanced Wireless Services, 700 MHz and other spectrum bands, may operate in each of our U.S. service areas, which results in the potential presence of multiple competitors. Our competitors include brands such as Verizon Wireless, Sprint, T-Mobile/Metro PCS, a larger number of regional providers of cellular, PCS and other wireless communications services, resellers of those services and certain cable companies also launching wireless service to their subscribers. In addition, we face competition from providers who offer voice, text messaging and other services as applications on data networks. More than 98% of the U.S. population lives in areas with at least three mobile telephone operators, and almost 94% of the population lives in areas with at least four competing carriers. We are one of three providers in Mexico, with the most significant market share controlled by América Móvil. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, network quality, coverage area and customer service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Our subsidiaries providing communications and digital entertainment services will face continued competitive pressure in 2018 from multiple providers, including wireless, satellite, cable and other VoIP providers, online video providers, and interexchange carriers and resellers. In addition, the desire for high-speed data on demand, including video, are continuing to lead customers to terminate their traditional wired services and use our or competitors' wireless, satellite and internet-based services. In most U.S. markets, we compete for customers, often on pricing of bundled services, with large cable companies, such as Comcast Corporation, Cox Communications Inc. and Charter Communications (marketed as Spectrum), for high-speed internet, video and voice services and other smaller telecommunications companies for both long-distance and local services. In addition, in Latin American countries served by our DIRECTV subsidiary, we also face competition from other video providers, including América Móvil and Telefónica.

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

Allowance for Doubtful Accounts  We record expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts and installment receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $164.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Pension and Postretirement Benefits  Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 12. Our assumed weighted-average discount rate for pension and postretirement benefits of 3.80% and 3.70%, respectively, at December 31, 2017, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2017, when compared to the year ended December 31, 2016, we decreased our pension discount rate by 0.60%, resulting in an increase in our pension plan benefit obligation of $4,609 and decreased our postretirement discount rate by 0.60%, resulting in an increase in our postretirement benefit obligation of $1,605. For the year ended December 31, 2016, we decreased our pension discount rate by 0.20%, resulting in an increase in our pension plan benefit obligation of $2,189 and decreased our postretirement discount rate by 0.20%, resulting in an increase in our postretirement benefit obligation of $906.

Our expected long-term rate of return on pension plan assets is 7.00% for 2018 and 7.75% for 2017. Our expected long-term rate of return on postretirement plan assets is 5.75% for 2018 and 2017. Our expected return on plan assets is calculated using the actual fair value of plan assets. The lower expected rate of return on pension plan assets also reflects changes in plan asset mix. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2018 combined pension and postretirement cost to increase $244, which under our accounting policy would be adjusted to actual returns in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans. In 2017, the actual return on our combined pension and postretirement plan assets was 14.1%, resulting in an actuarial gain of $3,140.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are generally measured annually as of December 31 and accordingly will normally be recorded during the fourth quarter, unless an earlier remeasurement is required. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years. Note 12 also discusses the effects of certain changes in assumptions related to certain medical trend rates on projected retiree healthcare costs.

Depreciation  Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 6.

If all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would have resulted in a decrease of approximately $3,191 in our 2017 depreciation expense and that a one-year decrease would have resulted in an increase of approximately $4,484 in our 2017 depreciation expense.

Asset Valuations and Impairments  We record assets acquired in business combinations at fair value. Goodwill and other indefinite-lived intangible assets are not amortized but tested at least annually for impairment. For impairment testing, we estimate fair values using models that predominantly rely on the expected cash flows to be derived from the use of the asset. The fair values of the domestic reporting units discussed below do not reflect the enactment of U.S. corporate tax reform, which will positively impact future cash flows.

We test goodwill on a reporting unit basis by comparing the estimated fair value of each reporting unit to its book value. If the fair value exceeds the book value, then no impairment is measured. We estimate fair values using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes our 10-year cash flow projections with a perpetuity value discounted at an appropriate weighted average cost of capital. The market multiple approach uses the multiples of publicly traded companies whose services are comparable to those offered by the reporting units. In 2017, the calculated fair value of the reporting units exceeded book value in all circumstances, and no additional testing was necessary. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair values would still be higher than the book value of the goodwill. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units, except for Brazil where the fair value exceeded the book value by approximately 7%. The amount of goodwill assigned to the Brazil reporting unit was $2,673.

We assess fair value for wireless licenses using a discounted cash flow model (the Greenfield Approach) and a corroborative market approach based on auction prices, depending upon auction activity. The Greenfield Approach

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts assumes a company initially owns only the wireless licenses and makes investments required to build an operation comparable to current use. Inputs to the model include subscriber growth, churn, revenue per user, capital investment and acquisition costs per subscriber, ongoing operating costs, and resulting EBITDA margins. We based our assumptions on a combination of average marketplace participant data and our historical results, trends and business plans. These licenses are tested annually for impairment on an aggregated basis, consistent with their use on a national scope for the United States and Mexico. For impairment testing, we assume subscriber and revenue growth will trend up to projected levels, with a long-term growth rate reflecting expected long-term inflation trends. We assume churn rates will initially exceed our current experience, but decline to rates that are in line with industry-leading churn. For the U.S. licenses, EBITDA margins are assumed to trend toward 45% annually. We used a discount rate of 8.25% for the United States and 9.25% for Mexico, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair values of the wireless licenses would still be higher than the book value of the licenses. The fair value of the wireless licenses in the United States and Mexico each exceeded the book value by more than 10%.

Orbital slots are also valued using the Greenfield Approach. The projected cash flows are based on various factors, including satellite cost, other capital investment per subscriber, acquisition costs per subscriber and usage per subscriber, as well as revenue growth, subscriber growth and churn rates. For impairment testing purposes, we assumed sustainable long-term growth assumptions consistent with the business plan and industry counterparts in the United States. We used a discount rate of 9% to calculate the present value of the projected cash flows. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair values of the orbital slots would still be higher than the book value of the orbital slots. The fair value of the orbital slots exceeded the book value by more than 10%.

We review customer relationships and other finite-lived intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over their remaining life. For this analysis, we compare the expected undiscounted future cash flows attributable to the asset to its book value.

We periodically assess our network assets for impairment (see Note 6).

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

The Tax Cuts and Jobs Act (Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings. At December 31, 2017, we have not completed our accounting for the tax effects of enactment of the Act; however, we remeasured substantially all of our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future as a result of the reduction in federal tax rate and recorded a provisional amount for our one-time transition tax liability for our foreign subsidiaries. We continue to analyze certain aspects of the Act and refine our calculations, which could potentially affect the measurement of these balances. The Securities and Exchange Commission has issued guidance that provides a "measurement period" whereby registrants can provide a reasonable estimate of the tax reform impact in their financial

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts statements but can adjust that amount during the measurement period (expected to be a year or less). Our future results could include additional adjustments, and those adjustments could be material. (See Note 11)

New Accounting Standards

Beginning with 2018 interim and annual reporting periods, we will adopt the FASB's new accounting guidance related to revenue recognition and the deferral of customer contract acquisition and fulfillment costs. As a result of modified retrospective application, the guidance only impacts our financial statements for periods beginning after December 31, 2017, affecting the comparability of our financial statements.

See Note 1 for discussion of the impacts of the standard. We expect the new revenue recognition accounting standard will have a positive impact on our near-term financial results. Several items will be impacted, but the more significant of these are the deferral of commission expenses, which will increase operating income; re-characterization of service to equipment revenues for equipment provided with multi-year service contracts, which is expected to have an impact on service revenue, but not a material impact on total revenue; and offsetting Universal Service Fund (USF) and other regulatory fee revenues against related expenses, which will significantly reduce both revenues and expenses, but have little impact on operating income. Our preliminary estimate of the impacts to 2018 diluted earnings per share is an increase of $0.10 to $0.15. Our estimates reflect our expectation of the success of our equipment installment programs to gain subscriber contracts, and the level of promotional activities and commissions paid in 2018.

OTHER BUSINESS MATTERS

Time Warner Inc. Acquisition  In October 2016, we announced an agreement (Merger Agreement) to acquire Time Warner in a 50% cash and 50% stock transaction for $107.50 per share of Time Warner common stock, or approximately $85,400 at the date of the announcement (Merger). Each share of Time Warner common stock will be exchanged for $53.75 per share in cash and a number of shares of AT&T common stock equal to the exchange ratio. The cash portion of the purchase price will be financed with debt and cash. See Note 7 for additional details of the transaction and "Liquidity" for a discussion of our financing arrangements.

On November 20, 2017, the United States Department of Justice (DOJ) filed a complaint in the U.S. District Court, District of Columbia seeking a permanent injunction to prevent AT&T from acquiring Time Warner, alleging that the effect of the transaction "may be substantially to lessen competition" in violation of federal antitrust law. AT&T disputes the government allegations, and believes the merger is pro-consumer, pro-competitive and ultimately will be approved. The Court has scheduled trial to begin on March 19, 2018. In light of the trial date and expected timing of a decision, both AT&T and Time Warner elected to further extend the termination date of the merger agreement to June 21, 2018.

FirstNet On March 30, 2017, FirstNet announced its selection of AT&T to build and manage the first nationwide broadband network dedicated to America's first responders. By January 2018, all 56 jurisdictions, including 50 states, the District of Columbia and five U.S. territories, have elected to participate in the network. Under the awarded 25-year agreement, FirstNet will provide 20 MHz of valuable telecommunications spectrum and success-based payments of $6,500 over the next five years to support network buildout. We expect to spend about $40,000, in part recoverable from FirstNet, over the life of the 25-year contract to build, operate and maintain the network. The spectrum provides priority use to first responders, which are included as wireless subscribers and contribute to wireless revenues. As allowed under the agreement, excess capacity on the spectrum is used for any of AT&T's subscriber base.

Under the agreement, we are required to construct a network that achieves coverage and nationwide interoperability requirements. We have a contractual commitment to make sustainability payments of $18,000 over the 25-year contract. These sustainability payments represent our commitment to fund FirstNet's operating expenses and future reinvestments in the network which we will own and operate. FirstNet has a statutory requirement to reinvest funds that exceed the agency's operating expenses, which are anticipated to be in the $75-$100 range annually, and when including increases for inflation, we expect to be in the $3,000 or less range over the life of the 25-year contract. Being subject to federal acquisition rules, FirstNet is prohibited from contractually committing to a specific vendor for future network reinvestment. However, it is highly probable that AT&T will receive substantially all of the funds reinvested into the network since AT&T will own and operate the infrastructure and have exclusive rights to use the spectrum as all states have opted in. After FirstNet's operating expenses are paid, we anticipate that the remaining amount, expected to be in the $15,000 range, will be reinvested into the network. (See Note 17)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Litigation Challenging DIRECTV's NFL SUNDAY TICKET  More than two dozen putative class actions were filed in the U.S. District Courts for the Central District of California and the Southern District of New York against DIRECTV and the National Football League (NFL). These cases were brought by residential and commercial DIRECTV subscribers that have purchased NFL SUNDAY TICKET. The plaintiffs allege that (i) the 32 NFL teams have unlawfully agreed not to compete with each other in the market for nationally televised NFL football games and instead have "pooled" their broadcasts and assigned to the NFL the exclusive right to market them; and (ii) the NFL and DIRECTV have entered into an unlawful exclusive distribution agreement that allows DIRECTV to charge "supra-competitive" prices for the NFL SUNDAY TICKET package. The complaints seek unspecified treble damages and attorneys' fees along with injunctive relief. The first complaint, Abrahamian v. National Football League, Inc., et al., was served in June 2015. In December 2015, the Judicial Panel on Multidistrict Litigation transferred the cases outside the Central District of California to that court for consolidation and management of pre-trial proceedings. In June 2016, the plaintiffs filed a consolidated amended complaint. We vigorously dispute the allegations the complaints have asserted. In August 2016, DIRECTV filed a motion to compel arbitration and the NFL defendants filed a motion to dismiss the complaint. In June 2017, the court granted the NFL defendants' motion to dismiss the complaint without leave to amend, finding that: (1) the plaintiffs did not plead a viable market; (2) the plaintiffs did not plead facts supporting the contention that the exclusive agreement between the NFL and DIRECTV harms competition; (3) the claims failed to overcome the fact that the NFL and its teams must cooperate to sell broadcasts; and (4) the plaintiffs do not have standing to challenge the horizontal agreement among the NFL and the teams. In light of the order granting the motion to dismiss, the court denied DIRECTV's motion to compel arbitration as moot. In July 2017, plaintiffs filed an appeal in the U.S. Court of Appeals for the Ninth Circuit, which is pending. We anticipate that, following the briefing, the oral argument will occur in the fall of 2018.

Federal Trade Commission Litigation Involving DIRECTV  In March 2015, the Federal Trade Commission (FTC) filed a civil suit in the U.S. District Court for the Northern District of California against DIRECTV seeking injunctive relief and money damages under Section 5 of the Federal Trade Commission Act and Section 4 of the Restore Online Shoppers' Confidence Act. The FTC's allegations concern DIRECTV's advertising, marketing and sale of programming packages. The FTC alleges that DIRECTV did not adequately disclose all relevant terms. We vigorously dispute these allegations. A bench trial began on August 14, 2017, and was suspended on August 25, 2017, after the FTC rested its case, so that the court could consider DIRECTV's motion for judgment. The hearing on the motion occurred on October 25, 2017, and the judge took it under advisement.

Unlimited Data Plan Claims  In October 2014, the FTC filed a civil suit in the U.S. District Court for the Northern District of California against AT&T Mobility, LLC seeking injunctive relief and unspecified money damages under Section 5 of the Federal Trade Commission Act. The FTC's allegations concern the application of AT&T's Maximum Bit Rate (MBR) program to customers who enrolled in our Unlimited Data Plan from 2007-2010. MBR temporarily reduces in certain instances the download speeds of a small portion of our legacy Unlimited Data Plan customers each month after the customer exceeds a designated amount of data during the customer's billing cycle. MBR is an industry-standard practice that is designed to affect only the most data-intensive applications (such as video streaming). Texts, emails, tweets, social media posts, internet browsing and many other applications are typically unaffected. Contrary to the FTC's allegations, our MBR program is permitted by our customer contracts, was fully disclosed in advance to our Unlimited Data Plan customers, and was implemented to protect the network for the benefit of all customers. In March 2015, our motion to dismiss the litigation on the grounds that the FTC lacked jurisdiction to file suit was denied. In May 2015, the Court granted our motion to certify its decision for immediate appeal. The United States Court of Appeals for the Ninth Circuit subsequently granted our petition to accept the appeal, and, on August 29, 2016, issued its decision reversing the district court and finding that the FTC lacked jurisdiction to proceed with the action. The FTC asked the Court of Appeals to reconsider the decision "en banc," which the Court agreed to do. The en banc hearing was held on September 19, 2017. We do not expect a decision until early or mid-2018. In addition to the FTC case, several class actions were filed challenging our MBR program. We have secured dismissals in each of these cases, although in one of the cases, we do not yet know whether the plaintiff will seek further appellate review.

Labor Contracts As of January 31, 2018, we employed approximately 252,000 persons. Approximately 46% of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers (IBEW) or other unions. After expiration of the agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

A summary of labor contract settlements reached in 2017, by region or employee group, is as follows:
•
The West and East Regions' Core contracts which expired in April 2016 were settled and ratified by the CWA in August 2017. The West contract now includes approximately 2,300 former DIRECTV non-management employees. These new contracts expire in April 2020 and together cover more than 17,000 employees.

•	The Southwest Region's Core contract which would have expired in April 2017 was settled and ratified by the CWA in April 2017. This new contract expires in April 2021 and covers 20,000 employees.
•	The IBEW's primary labor contract which would have expired in June 2017 was settled and ratified by the CWA in May 2017. This contract expires in June 2022 and covers 5,000 employees.
•
A Mobility contract covering approximately 20,000 employees which would have expired in February 2017 was settled and ratified by the CWA in January 2018. The new contract will expire in February 2021.

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

LIQUIDITY AND CAPITAL RESOURCES

In anticipation of the Time Warner transaction closing, we had $50,498 in cash and cash equivalents available at December 31, 2017. Cash and cash equivalents included cash of $4,156 and money market funds and other cash equivalents of $46,342. Approximately $1,466 of our cash and cash equivalents resided in foreign jurisdictions and were primarily in foreign currencies; these funds are primarily used to meet working capital requirements of foreign operations.

Cash and cash equivalents increased $44,710 since December 31, 2016. In 2017, cash inflows were primarily provided by the issuance of long-term debt and cash receipts from operations, including cash from our sale and transfer of certain wireless equipment installment receivables to third parties. We also received a $1,438 deposit refund from the FCC. These inflows were offset by cash used to meet the needs of the business, including, but not limited to, payment of operating expenses, funding capital expenditures, debt repayments, dividends to stockholders, and the acquisition of wireless spectrum and other operations. We discuss many of these factors in detail below.

On December 22, 2017, federal tax reform was enacted into law. Beginning with 2018, the Act reduces the U.S. federal corporate tax rate from 35% to 21% and permits immediate deductions for certain new assets. As a result, cash taxes will be significantly lower than they would have been in 2018 and beyond without federal tax reform.

Cash Provided by or Used in Operating Activities
During 2017, cash provided by operating activities was $39,151 compared to $39,344 in 2016. Lower operating cash flows in 2017 were primarily due to more than $1,000 of voluntary employee-related payments resulting from tax reform.

During 2016, cash provided by operating activities was $39,344 compared to $35,880 in 2015. Higher operating cash flows in 2016 were primarily due to our acquisition of DIRECTV and the timing of working capital payments.

Cash Used in or Provided by Investing Activities
During 2017, cash used in investing activities of $20,371 consisted primarily of $20,647 for capital expenditures, excluding interest during construction. Investing activities also included a refund from the FCC in the amount of $1,438 in April 2017, resulting from the conclusion of the FCC's 600 MHz Auction. We submitted winning bids to purchase spectrum licenses in 18 markets for which we paid $910.

The majority of our capital expenditures are spent on our networks, our video services and related support systems. Capital expenditures, excluding interest during construction, decreased $869 in 2017. In connection with capital improvements, we negotiate favorable payment terms (referred to as vendor financing), which are excluded from our investing activities and reported as financing activities. In 2017, vendor financing payments related to capital investments were approximately $830. We do not report capital expenditures at the segment level.

In 2018, we expect our capital expenditures to approach $25,000; $23,000 net of expected FirstNet reimbursements and inclusive of $1,000 incremental tax reform investment. The amount of capital expenditures is influenced by demand for services and products, capacity needs and network enhancements. We continue to focus on ensuring our DIRECTV merger build commitment is met. As of December 31, 2017, we market our fiber-to-the-premises network to 7.4 million customer locations and are on track to meet our FCC commitment of 12.5 million locations by mid-2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Cash Used in or Provided by Financing Activities
We paid dividends of $12,038 in 2017, $11,797 in 2016 and $10,200 in 2015. The increases in 2017 and 2016 were due to the increase in the quarterly dividend approved by our Board of Directors in the fourth quarter of each year. The 2016 increase was also due to the higher number of outstanding shares following the DIRECTV merger. On December 15, 2017, our Board of Directors approved a 2.0% increase in the quarterly dividend from $0.49 to $0.50 per share. This follows a 2.1% dividend increase approved by our Board in October 2016. Dividends declared by our Board of Directors totaled $1.97 per share in 2017, $1.93 per share in 2016 and $1.89 per share in 2015. Our dividend policy considers the expectations and requirements of stockholders, capital funding requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

During 2017, cash provided by financing activities totaled $25,930 and included net proceeds of $48,793 primarily from the following long-term debt issuances:
•
February issuance of $1,250 of 3.200% global notes due 2022; $750 of 3.800% global notes due 2024; $2,000 of 4.250% global notes due 2027; $3,000 of 5.250% global notes due 2037; $2,000 of 5.450% global notes due 2047; and $1,000 of 5.700% global notes due 2057.

•	March issuance of $1,430 of 5.500% global notes due 2047.
•	March issuance of $800 floating rate global notes due 2020. The floating rate for the notes is based upon the three-month London Interbank Offered Rate (LIBOR), reset quarterly, plus 65 basis points.
•
March draw of $300 on a private financing agreement with Banco Nacional de Mexico, S.A. due March 2019. The agreement contains terms similar to that provided under our syndicated credit arrangements; the interest rate is a market rate. As of December 31, 2017, a total of $690 had been drawn against this arrangement.

•	May issuance of $1,500 floating rate global notes due 2021. The floating rate for the notes is based upon the three-month LIBOR, reset quarterly, plus 95 basis points.
•	May issuance of CAD$600 of 2.850% global notes due 2024 and CAD$750 of 4.850% global notes due 2047 (together, equivalent to $994, when issued).
•	June issuance of £1,000 of 3.550% global notes due 2037, subject to mandatory redemption described further below (equivalent to $1,282 when issued).
•
June issuance of €750 of 1.050% global notes due 2023; €1,750 of 1.800% global notes due 2026; €1,500 of 2.350% global notes due 2029; €1,750 of 3.150% global notes due 2036 and €1,250 of floating rate global notes due 2023. All except the 2036 global notes are subject to mandatory redemption (together, equivalent to $7,883, when issued).

•
August issuance of $750 of floating rate notes due 2023; $1,750 of 2.850% global notes due 2023; $3,000 of 3.400% global notes due 2024; $5,000 of 3.900% global notes due 2027; $4,500 of 4.900% global notes due 2037; $5,000 of 5.150% global notes due 2050 and $2,500 of 5.300% global notes due 2058. All are subject to mandatory redemption.

•	October draw of $750 on a private financing agreement with Canadian Imperial Bank of Commerce due 2022.
•	October issuance of $1,323 of 5.350% global notes due 2066.

For notes subject to mandatory redemption, if we do not consummate the Time Warner acquisition pursuant to the merger agreement on or prior to the original termination date of April 22, 2018, or, if prior to such date, the merger agreement is terminated, then in either case we must redeem the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued but unpaid interest. On November 20, 2017, the DOJ filed a civil antitrust lawsuit against AT&T challenging our proposed acquisition of Time Warner. The Court has set a March 19, 2018 date for trial. On December 21, 2017, an agreement was reached with Time Warner that the parties would not terminate the merger agreement until June 21, 2018. On February 15, 2018, we announced private offers to exchange five series of Euro (face value of €5,250) and British pound sterling (face value of ₤1,000) denominated notes subject to mandatory redemption for new notes that are not subject to mandatory redemption and cash. The new notes are Euro and British pound sterling denominated global notes with either a floating rate or stated rates between 1.050% and 3.550%. The exchange is expected to settle on February 27, 2018.

On December 1, 2017, we completed two exchange offers. In the first exchange offer, approximately $5,448 of notes issued by AT&T Inc., DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., due between 2020 and 2023 with stated rates of zero-coupon to 5.200%, were tendered and accepted in exchange for $5,605 of two new series of AT&T Inc. global notes due between 2028 and 2030 with stated rates of 4.100% and 4.300%. In the second exchange offer, approximately $3,726 of notes issued by AT&T Inc. or one of its subsidiaries, due between 2022 and 2097 with stated rates of 5.850% to 8.750%, were tendered and accepted in exchange for $3,736 of new AT&T Inc. global notes due between 2022 and 2097 with stated rates of 5.150% to 8.750% plus a $449 cash payment.

Our weighted average interest rate of our entire long-term debt portfolio, including the impact of derivatives, was approximately 4.4% as of December 31, 2017, compared to 4.2% as of December 31, 2016. We had $162,526 of total notes

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts and debentures outstanding at December 31, 2017, which included Euro, British pound sterling, Swiss franc, Brazilian real, Mexican peso and Canadian dollar denominated debt that totaled approximately $37,621.

During 2017, we redeemed or repaid $12,339 of debt, primarily consisting of the following:
•	$1,142 of 2.400% global notes due 2017.
•	$1,000 of 1.600% global notes due 2017.
•	$500 of floating rate notes due 2017.
•	£750 of 5.875% global notes due 2017.
•	$750 repayment of a private financing agreement with Export Development Canada due 2017.
•	$1,150 of 1.700% global notes due 2017.
•	$4,155 repayment of amounts outstanding under our syndicated credit agreement.
•	$2,000 of 1.400% global notes due 2017.

At December 31, 2017, we had $38,374 of debt maturing within one year, $30,154 of which was related to notes issued for our acquisition of Time Warner that are subject to mandatory redemption. Approximately $8,220 of the remaining debt maturing within one year was related to long-term debt issuances. Debt maturing within one year includes the following notes that may be put back to us by the holders:
•	$1,000 of annual put reset securities issued by BellSouth that may be put back to us each April until maturity in 2021.
•
An accreting zero-coupon note that may be redeemed each May until maturity in 2022. In May 2017, $1 was redeemed by the holder for $1. If the remainder of the zero-coupon note (issued for principal of $500 in 2007 and partially exchanged in the 2017 debt exchange offers) is held to maturity, the redemption amount will be $592.

Our Board of Directors approved repurchase authorizations of 300 million shares each in 2013 and 2014 (see Note 14). For the year ended December 31, 2017 we repurchased approximately 7 million shares totaling $279 under these authorizations. At December 31, 2017, we had approximately 388 million shares remaining from these authorizations.

Excluding the impact of acquisitions, our 2018 financing activities will focus on the refinancing and/or repayment of debt and the payment of dividends, subject to approval by our Board of Directors. We plan to fund our financing uses of cash through a combination of cash from operations, debt issuances and asset sales. We have existing cash reserves and access to term loan financing which may be used upon closing of our acquisition of Time Warner. The timing and mix of any debt issuance will be guided by credit market conditions and interest rate trends.

Credit Facilities
The following summary of our various credit and loan agreements does not purport to be complete and is qualified in its entirety by reference to each agreement filed as exhibits to our Annual Report on Form 10-K.

We use credit facilities as a tool in managing our liquidity status. In December 2015, we entered into a five-year $12,000 revolving credit agreement of which no amounts are outstanding as of December 31, 2017. On September 5, 2017, we repaid all of the amounts outstanding under a $9,155 syndicated credit agreement and terminated the facility. On September 29, 2017, we entered into a five-year $2,250 syndicated term loan credit agreement containing (i) a $750 term loan facility (the "Tranche A Facility"), (ii) a $750 term loan facility (the "Tranche B Facility") and (iii) a $750 term loan facility (the "Tranche C Facility"), with certain investment and commercial banks and The Bank of Nova Scotia, as administrative agent. No amounts are outstanding under the Tranche A Facility, the Tranche B Facility or the Tranche C Facility as of December 31, 2017.

We also enter into various credit arrangements supported by government agencies to support network equipment purchases.

In connection with our pending Merger with Time Warner, we entered into a $30,000 bridge loan credit agreement ("Bridge Loan") and a $10,000 term loan agreement ("Term Loan"). Following the August issuances of $22,500 of global notes, we reduced the commitments under the Bridge Loan to $0 and terminated the facility. On February 2, 2018, we amended the Term Loan to extend the commitment termination date to December 31, 2018 and increase the commitments to $16,175 from $10,000. No amounts will be borrowed under the Term Loan prior to the closing of the Merger. Borrowings under the Term Loan will be used solely to finance a portion of the cash to be paid in the Merger, the refinancing of debt of Time Warner and its subsidiaries and the payment of related expenses.

Each of our credit and loan agreements contains covenants that are customary for an issuer with an investment grade senior debt credit rating as well as a net debt-to-EBITDA financial ratio covenant requiring AT&T to maintain, as of the last

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts day of each fiscal quarter, a ratio of not more than 3.5-to-1. As of December 31, 2017, we were in compliance with the covenants for our credit facilities.

Collateral Arrangements
During 2017, we received $3,714 of additional cash collateral, on a net basis, from banks and other participants in our derivative arrangements, compared to posting $1,022 in the prior year. Cash postings under these arrangements vary with changes in credit ratings and netting agreements. At December 31, 2017, we had posted collateral of $495 and held collateral of $968, compared to December 31, 2016, posted collateral assets of $3,242 and no collateral liabilities. (See Note 10)

Other
Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders' equity. Our capital structure does not include debt issued by our equity method investments. At December 31, 2017, our debt ratio was 53.6%, compared to 49.9% at December 31, 2016 and 50.5% at December 31, 2015. The debt ratio is affected by the same factors that affect total capital, and reflects the debt issued in 2017 and our repurchases of outstanding shares of AT&T common stock, and debt redemptions during 2017. Total capital increased $58,730 in 2017 compared to a decrease of $2,168 in 2016. The 2017 capital increase was primarily due to increased debt balances in anticipation of closing the Time Warner acquisition, and an increase in retained earnings.

A significant amount of our cash outflows is related to tax items and benefits paid for current and former employees. Total taxes incurred, collected and remitted by AT&T during 2017, 2016 and 2015 were $23,393, $25,099 and $21,501. These taxes include income, franchise, property, sales, excise, payroll, gross receipts and various other taxes and fees. Total health and welfare benefits provided to certain active and retired employees and their dependents totaled $4,512 in 2017, with $1,055 paid from plan assets. Of those benefits, $4,184 related to medical and prescription drug benefits. In addition, in December 2017, we prefunded $800 for future benefit payments. During 2017, we paid $3,705 of pension benefits out of plan assets.

During 2017, we also received approximately $5,727 from monetization of various assets, compared to $5,281 in 2016, primarily from our sales of certain equipment installment receivables. We plan to continue to explore monetization opportunities in 2018.

In 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC (Mobility), the holding company for our U.S. wireless operations, to the pension trust used to pay benefits under our qualified pension plans. The preferred equity interest had a value of $9,155 as of December 31, 2017, and $8,477 as of December 31, 2016, does not have any voting rights and has a liquidation value of $8,000. The trust is entitled to receive cumulative cash distributions of $560 per annum, which are distributed quarterly in equal amounts. Mobility II distributed $560 to the trust during 2017. So long as those distributions are made, the terms of the preferred equity interest will not impose any limitations on our ability to declare a dividend or repurchase shares.

In early September 2017, AT&T notified the trust and the fiduciary of the preferred interest that AT&T would not exercise its call option of the preferred interest until at least September 9, 2022, which increased the valuation of the preferred interest by approximately $1,245.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Our contractual obligations as of December 31, 2017 are in the following table:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Long-term debt obligations[1]	$167,879	$37,836	$16,257	$18,155	$95,631
Interest payments on long-term debt	121,906	7,253	13,668	12,559	88,426
Finance obligations[2]	3,102	244	502	522	1,834
Operating lease obligations[3]	25,928	3,945	7,100	5,627	9,256
Capital lease obligations[4]	1,818	142	190	218	1,268
Unrecognized tax benefits[5]	5,052	985	-	-	4,067
FirstNet sustainability payments[6]	18,000	240	240	315	17,205
Purchase obligations[7]	35,239	10,074	12,331	7,003	5,831
Total Contractual Obligations	$378,924	$60,719	$50,288	$44,399	$223,518
[1] Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity (see Note 9).
[2] Represents future minimum payments under the Crown Castle and other arrangements (see Note 16).
[3] Represents operating lease payments (see Note 6).
[4] Represents capital lease payments (see Note 6).
[5] The noncurrent portion of the UTBs is included in the "More than 5 Years" column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time (see Note 11).
[6] Represents contractual commitment to make sustainability payments over the 25-year contract. These sustainability payments represent our commitment to fund FirstNet's operating expenses and future reinvestment in the network, which we will own and operate.
FirstNet has a statutory requirement to reinvest funds that exceed the agency's operating expenses. We anticipate that the remaining amount, expected to be in the $15,000 range, will be reinvested into our network. (See Note 17)
[7] The purchase obligations will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contracts. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $694 in 2018, $737 in the aggregate for 2019 and 2020, $255 in the aggregate for 2021 and 2022, and $131 in the aggregate thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

Certain items were excluded from this table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment, the obligations are immaterial or because the settlement of the obligation will not require the use of cash. These items include: deferred income taxes of $43,207 (see Note 11); postemployment benefit obligations of $31,775; contributions associated with our voluntary contribution of the Mobility preferred equity interest, and expected pension and postretirement payments (see Note 12); other noncurrent liabilities of $19,747; third-party debt guarantees; fair value of our interest rate swaps; and vendor financing.

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

One of the most significant assumptions used in estimating our postretirement benefit obligations is the assumed weighted-average discount rate, which is the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows for the obligations. At December 31, 2017, the discount rates used to measure our pension and postretirement plans were historically low, resulting in a higher estimated obligation. Future increases in these rates could result in lower obligations, improved funded status and actuarial gains.

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

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2017. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2017.

	Maturity
								Fair Value
	2018	2019	2020	2021	2022	Thereafter	Total	12/31/17
Interest Rate Derivatives
Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$4,100	$4,100	$-	$853	$100	$680	$9,833	$(14)
Weighted-Average
Variable Rate Payable[1]	4.4%	5.5%	5.8%	6.5%	6.7%	6.7%
Weighted-Average
Fixed Rate Receivable	4.3%	5.4%	5.6%	6.5%	6.8%	6.6%
[1] Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 49 and 564 basis points.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% fluctuation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. We had no foreign exchange forward contracts outstanding at December 31, 2017.

STOCK PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return
AT&T Inc., S&P 500 Index, and S&P 500 Integrated Telecom Index
AT&T Inc.
S&P 500 Index
S&P 500 Integrated Telecom Index
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
12/12
12/13
12/14
12/15
12/16
12/17
132
111
110
150
114
110
153
120
117
171
155
146
208
149
145

The comparison above assumes $100 invested on December 31, 2012, in AT&T common stock, Standard & Poor's 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

DISCUSSION AND RECONCILIATION OF NON-GAAP MEASURE

We believe the following measure is relevant and useful information to investors as it is used by management as a method of comparing performance with that of many of our competitors. This supplemental measure should be considered in addition to, but not as a substitute of, our consolidated and segment financial information.

Supplemental Operational Measure
We provide a supplemental discussion of our domestic wireless operations that is calculated by combining our Consumer Mobility and Business Solutions segments, and then adjusting to remove non-wireless operations. The following table presents a reconciliation of our supplemental AT&T Mobility results.

	Year Ended
	December 31, 2017
	Consumer Mobility	Business Solutions	Adjustments[1]	AT&T Mobility
Operating revenues
Wireless service	$26,053	$31,902	$-	$57,955
Fixed strategic services	-	12,227	(12,227)	-
Legacy voice and data services	-	13,931	(13,931)	-
Other service and equipment	-	3,451	(3,451)	-
Wireless equipment	5,499	7,895	-	13,394
Total Operating Revenues	31,552	69,406	(29,609)	71,349

Operating expenses
Operations and support	18,966	42,929	(18,640)	43,255
EBITDA	12,586	26,477	(10,969)	28,094
Depreciation and amortization	3,507	9,326	(4,806)	8,027
Total Operating Expense	22,473	52,255	(23,446)	51,282
Operating Income	$9,079	$17,151	$(6,163)	$20,067
[1] Business wireline operations reported in Business Solutions segment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

	Year Ended
	December 31, 2016
	Consumer Mobility	Business Solutions	Adjustments[1]	AT&T Mobility
Operating revenues
Wireless service	$27,536	$31,850	$-	$59,386
Fixed strategic services	-	11,431	(11,431)	-
Legacy voice and data services	-	16,370	(16,370)	-
Other service and equipment	-	3,566	(3,566)	-
Wireless equipment	5,664	7,771	-	13,435
Total Operating Revenues	33,200	70,988	(31,367)	72,821

Operating expenses
Operations and support	19,659	44,330	(20,103)	43,886
EBITDA	13,541	26,658	(11,264)	28,935
Depreciation and amortization	3,716	9,832	(5,256)	8,292
Total Operating Expense	23,375	54,162	(25,359)	52,178
Operating Income	$9,825	$16,826	$(6,008)	$20,643
[1] Business wireline operations reported in Business Solutions segment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

	Year Ended
	December 31, 2015
	Consumer Mobility	Business Solutions	Adjustments[1]	AT&T Mobility
Operating revenues
Wireless service	$29,150	$30,687	$-	$59,837
Fixed strategic services	-	10,383	(10,383)	-
Legacy voice and data services	-	18,546	(18,546)	-
Other service and equipment	-	3,559	(3,559)	-
Wireless equipment	5,916	7,952	-	13,868
Total Operating Revenues	35,066	71,127	(32,488)	73,705

Operating expenses
Operations and support	21,477	44,946	(20,634)	45,789
EBITDA	13,589	26,181	(11,854)	27,916
Depreciation and amortization	3,851	9,789	(5,527)	8,113
Total Operating Expense	25,328	54,735	(26,161)	53,902
Operating Income	$9,738	$16,392	$(6,327)	$19,803
[1] Business wireline operations reported in Business Solutions segment.

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

Adverse changes in medical costs, the U.S. securities markets and interest rates could materially increase our benefit plan costs.

Our costs to provide current benefits and funding for future benefits are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. We have experienced historically low interest rates during the last several years resulting in higher benefit obligations. During 2017, favorable market returns helped to offset those obligations. In calculating the costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. While we have made some changes to the benefit plans to limit our risk from increasing medical costs, if actual investment returns, medical costs and interest rates are worse than those previously assumed, our costs will increase.

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

While the global financial markets were generally stable during 2017, a continuing uncertainty surrounding global growth rates has resulted in continuing volatility in the credit, currency, equity and fixed income markets. Uncertainty regarding future U.S. trade policy and political developments in Europe and Asia could significantly affect global financial markets in 2018. Volatility in other areas, such as in emerging markets, may affect companies' access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face stricter capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. A company's cost of borrowing is also affected by evaluations given by various credit rating agencies and these agencies have been applying tighter credit standards when evaluating a company's debt levels and future growth prospects. While we have been successful in continuing to access the credit and fixed income markets when needed, adverse changes in the financial markets could render us either unable to access these markets or able to access these markets only at higher interest costs and with restrictive financial or other conditions, severely affecting our business operations.

Changes in available technology could increase competition and our capital costs.

The communications and digital entertainment industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wired service and enhanced the capabilities of wireless networks. In addition, our customers continue to demand  services that can be accessed on mobile devices, especially video services, and are increasingly sensitive to prices for such services. While our customers can use their traditional video subscription to access mobile programming, an increasing number of customers are also using mobile devices as the primary means of viewing video and an increasing number of non-traditional video providers are developing content and technologies to satisfy that demand. In order to remain competitive, we now offer a mobile TV service and continue to upgrade our sophisticated wired and wireless networks, including satellites, as well as research other new technologies. We are spending significant capital to shift our wired network to software-based technology and preparing to launch newer wireless technology (commonly called 5G) to address these

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts demands. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

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

Continuing growth in and the converging nature of wireless, video and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We must continually invest in our networks in order to improve our wireless, video and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our wireline network to support transport of these services. In order to stem broadband subscriber losses to cable competitors in our non-fiber wireline areas, we have been expanding our all-fiber wireline network. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve our network.

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

We have multiple wireless competitors in each of our service areas and compete for customers based principally on service/device offerings, price, network quality, coverage area and customer service. In addition, we are facing growing competition from providers offering services using advanced wireless technologies and IP-based networks as well as traditional wireline networks. We expect market saturation to continue to cause the wireless industry's customer growth rate to moderate in comparison with historical growth rates, leading to increased competition for customers. We also expect that our customers' growing demand for high-speed video and data services will place constraints on our network capacity. This competition and our capacity issues will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service as well as effective marketing of attractive products and services. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices, network deployment and service offerings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts

Increasing costs to provide services could adversely affect operating margins.

Our operating costs, including customer acquisition and retention costs, could continue to put pressure on margins and customer retention levels. In addition, virtually all our video programming is provided by other companies and historically the rates they charge us for programming have often increased more than the rate of inflation. As an offsetting factor, we have announced an agreement to acquire Time Warner Inc., a global leader in media and entertainment content. In late 2017, the DOJ filed a lawsuit challenging our proposed acquisition of Time Warner. We also are attempting to use our increased scale and access to wireless customers to change this trend but such negotiations are difficult and also may result in programming disruption. If we are unable to restrain these costs or provide programming desired by our customers, it could impact margins and our ability to attract and retain customers.

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

Cyber attacks, major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including software and switches, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our video satellites, our customer account support and information systems, or employee and business records could have a material adverse effect on our operations. Our wired network in particular is becoming increasingly reliant on software as it evolves to handle increasing demands for video transmission. While we have been subject to security breaches or cyber attacks, these did not result in a material adverse effect on our operations. However, as such attacks continue to increase in scope and frequency, we may be unable to prevent a significant attack in the future. Our ability to maintain and upgrade our video programming also depends on our ability to successfully deploy and operate video satellites. Our inability to deploy or operate our networks or customer support systems could result in significant expenses, potential legal liability, a loss of current or future customers and reputation damage, any of which could have a material adverse effect on our operations and financial condition.

The impact of our pending acquisition of Time Warner, including the pending lawsuit by the U.S. Department of Justice to halt the merger; the risk that, even if we prevail on the lawsuit the businesses and assets will not be integrated as successfully as projected; our costs in financing the acquisition and potential adverse effects on our share price and dividend amount due to the issuance of additional shares; the addition of Time Warner's existing debt to our balance sheet; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues.

As discussed in "Other Business Matters," in October 2016, we agreed to acquire Time Warner. We believe that the acquisition will give us the scale, resources and ability to deploy video content more efficiently to more customers than

Management’s Discussion and Analysis of Financial Condition and Results of Operations (continued)
Dollars in millions except per share and per subscriber amounts otherwise possible and to provide very attractive integrated offerings of video, broadband and wireless services; compete more effectively against other video providers as well as other technology, media and communications companies; and produce cost savings and other potential synergies.

In late 2017, the DOJ filed a lawsuit to prevent the merger and trial is scheduled for late March. The continuing uncertainty regarding closing could divert attention from ongoing operations on the part of management and employees, adversely affecting customers and suppliers and therefore revenues. If we are successful in closing the deal, then we must integrate a large number of operational and administrative systems, which may involve significant management time and create uncertainty for employees, customers and suppliers. The integration process may also result in significant expenses and charges against earnings, both cash and noncash. While we have successfully merged large companies into our operations in the past, delays in the process could have a material adverse effect on our revenues, expenses, operating results and financial condition. This acquisition also will increase the amount of debt on our balance sheet (both Time Warner's debt and the indebtedness needed to pay a portion of the purchase price) leading to additional interest expense and, due to additional shares being issued, will result in additional cash being required for any dividends declared. Both of these factors could put pressure on our financial flexibility to continue capital investments, develop new services and declare future dividends. In addition, events outside of our control, including changes in regulation and laws as well as economic trends, could adversely affect our ability to realize the expected benefits from this acquisition.

Our international operations have increased our exposure to both changes in the international economy and to the level of regulation on our business and these risks could offset our expected growth opportunities.

In recent years we have increased the magnitude of our international operations, particularly in Mexico and the rest of Latin America. We need to comply with a wide variety of new and complex local laws, regulations and treaties and government involvement in private business activity. We are now exposed to restrictions on cash repatriation, foreign exchange controls, fluctuations in currency values, changes in relationships between U.S. and foreign governments, trade restrictions including potential border taxes, and other regulations that may affect materially our earnings. Our Mexico operations in particular rely on a continuation of a regulatory regime that fosters competition. While the countries involved represent significant opportunities to sell our advanced services, a number of these same countries have experienced unstable growth patterns and at times have experienced high inflation, currency devaluation, foreign exchange controls, instability in the banking sector and high unemployment. Should these conditions persist, customers in these countries may be unable to purchase the services we offer or pay for services already provided.

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

We have increased the amount of our debt over the last three years to fund completed and pending acquisitions, as well as spectrum purchases needed to compete in our industry. While we believe such decisions were prudent and necessary to take advantage of both growth opportunities and respond to industry developments, we did experience credit-rating downgrades from historical levels. Banks and potential purchasers of our publicly-traded debt may decide that these strategic decisions and similar actions we may take in the future, as well as expected trends in the industry, will continue to increase the risk of investing in our debt and may demand a higher rate of interest, impose restrictive covenants or otherwise limit the amount of potential borrowing.

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
•
Increases in our benefit plans' costs, including increases due to adverse changes in the United States and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates; adverse changes in mortality assumptions; adverse medical cost trends; and unfavorable or delayed implementation or repeal of healthcare legislation, regulations or related court decisions.

•
The final outcome of FCC and other federal, state or foreign government agency proceedings (including judicial review, if any, of such proceedings) involving issues that are important to our business, including, without limitation, special access and business data services; intercarrier compensation; interconnection obligations; pending Notices of Apparent Liability; the transition from legacy technologies to IP-based infrastructure, including the withdrawal of legacy TDM-based services; universal service; broadband deployment; wireless equipment siting regulations; E911 services; competition policy; privacy; net neutrality; unbundled network elements and other wholesale obligations; multi-channel video programming distributor services and equipment; availability of new spectrum, on fair and balanced terms; and wireless and satellite license awards and renewals.

•
The final outcome of state and federal legislative efforts involving issues that are important to our business, including privacy, net neutrality, deregulation of IP-based services, relief from Carrier of Last Resort obligations and elimination of state commission review of the withdrawal of services.

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

•
Our ability to absorb revenue losses caused by increasing competition, including offerings that use alternative technologies or delivery methods (e.g., cable, wireless, VoIP and over-the-top video service), subscriber reluctance to purchase new wireless handsets, and our ability to maintain capital expenditures.

•	The extent of competition including from governmental networks and other providers and the resulting pressure on customer totals and segment operating margins.
•	Our ability to develop attractive and profitable product/service offerings to offset increasing competition.
•
The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including state regulatory proceedings relating to unbundled network elements and non-regulation of comparable alternative technologies (e.g., VoIP).

•
The continued development and delivery of attractive and profitable video and broadband offerings; the extent to which regulatory and build-out requirements apply to our offerings; our ability to match speeds offered by our competitors and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

•	Our continued ability to maintain margins, attract and offer a diverse portfolio of video, wireless service and devices and device financing plans.
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
•
Our ability to close our pending acquisition of Time Warner Inc. and successfully reorganize our operations, including the ability to manage various businesses in widely dispersed business locations and with decentralized management.

•	Our ability to adequately fund our wireless operations, including payment for additional spectrum, network upgrades and technological advancements.
•	Our increased exposure to video competition and foreign economies, including foreign exchange fluctuations as well as regulatory and political uncertainty.
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

AT&T Inc.
Consolidated Statements of Income
Dollars in millions except per share amounts
	2017	2016	2015
Operating Revenues
Service	$145,597	$148,884	$131,677
Equipment	14,949	14,902	15,124
Total operating revenues	160,546	163,786	146,801

Operating Expenses
Cost of services and sales
Equipment	18,709	18,757	19,268
Broadcast, programming and operations	21,159	19,851	11,996
Other cost of services (exclusive of depreciation
and amortization shown separately below)	37,511	38,276	35,782
Selling, general and administrative	34,917	36,347	32,919
Asset abandonments and impairments	2,914	361	35
Depreciation and amortization	24,387	25,847	22,016
Total operating expenses	139,597	139,439	122,016
Operating Income	20,949	24,347	24,785

Other Income (Expense)
Interest expense	(6,300)	(4,910)	(4,120)
Equity in net income (loss) of affiliates	(128)	98	79
Other income (expense) – net	618	277	(52)
Total other income (expense)	(5,810)	(4,535)	(4,093)
Income Before Income Taxes	15,139	19,812	20,692
Income tax (benefit) expense	(14,708)	6,479	7,005
Net Income	29,847	13,333	13,687
Less: Net Income Attributable to Noncontrolling Interest	(397)	(357)	(342)
Net Income Attributable to AT&T	$29,450	$12,976	$13,345

Basic Earnings Per Share Attributable to AT&T	$4.77	$2.10	$2.37
Diluted Earnings Per Share Attributable to AT&T	$4.76	$2.10	$2.37
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Comprehensive Income
Dollars in millions
	2017	2016	2015

Net income	$29,847	$13,333	$13,687
Other comprehensive income, net of tax:
Foreign Currency:
Foreign currency translation adjustment (includes $(5), $20 and $(16) attributable to noncontrolling interest), net of taxes of $123, $357 and $(595)	15	(777)	(1,188)
Available-for-sale securities:
Net unrealized gains, net of taxes of $109, $36 and $0	187	58	-
Reclassification adjustment included in net income, net of taxes of $(117), $(1) and $(9)	(185)	(1)	(15)
Cash flow hedges:
Net unrealized gains (losses), net of taxes of $200, $371 and $(411)	371	690	(763)
Reclassification adjustment included in net income, net of taxes of $21, $21 and $20	39	38	38
Defined benefit postretirement plans:
Net prior service credit arising during period, net of taxes of $675, $305 and $27	1,083	497	45
Amortization of net prior service credit included in net income, net of taxes of $(604), $(525) and $(523)	(988)	(858)	(860)
Other comprehensive income (loss)	522	(353)	(2,743)
Total comprehensive income	30,369	12,980	10,944
Less: Total comprehensive income attributable to noncontrolling interest	(392)	(377)	(326)
Total Comprehensive Income Attributable to AT&T	$29,977	$12,603	$10,618
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Balance Sheets
Dollars in millions except per share amounts
	December 31,
	2017	2016
Assets
Current Assets
Cash and cash equivalents	$50,498	$5,788
Accounts receivable - net of allowances for doubtful accounts of $663 and $661	16,522	16,794
Prepaid expenses	1,369	1,555
Other current assets	10,757	14,232
Total current assets	79,146	38,369
Property, Plant and Equipment – Net	125,222	124,899
Goodwill	105,449	105,207
Licenses	96,136	94,176
Customer Lists and Relationships – Net	10,676	14,243
Other Intangible Assets – Net	7,464	8,441
Investments in Equity Affiliates	1,560	1,674
Other Assets	18,444	16,812
Total Assets	$444,097	$403,821

Liabilities and Stockholders' Equity
Current Liabilities
Debt maturing within one year	$38,374	$9,832
Accounts payable and accrued liabilities	34,470	31,138
Advanced billings and customer deposits	4,213	4,519
Accrued taxes	1,262	2,079
Dividends payable	3,070	3,008
Total current liabilities	81,389	50,576
Long-Term Debt	125,972	113,681
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	43,207	60,128
Postemployment benefit obligation	31,775	33,578
Other noncurrent liabilities	19,747	21,748
Total deferred credits and other noncurrent liabilities	94,729	115,454
Stockholders' Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2017
and 2016: issued 6,495,231,088 at December 31, 2017 and 2016)	6,495	6,495
Additional paid-in capital	89,563	89,604
Retained earnings	50,500	34,734
Treasury stock (355,806,544 at December 31, 2017 and 356,237,141
at December 31, 2016, at cost)	(12,714)	(12,659)
Accumulated other comprehensive income	7,017	4,961
Noncontrolling interest	1,146	975
Total stockholders' equity	142,007	124,110
Total Liabilities and Stockholders' Equity	$444,097	$403,821
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Cash Flows
Dollars in millions
	2017	2016	2015
Operating Activities
Net income	$29,847	$13,333	$13,687
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,387	25,847	22,016
Undistributed earnings from investments in equity affiliates	174	(37)	(49)
Provision for uncollectible accounts	1,642	1,474	1,416
Deferred income tax (benefit) expense	(15,940)	2,947	4,117
Net (gain) loss from sale of investments, net of impairments	(282)	(169)	91
Actuarial loss (gain) on pension and postretirement benefits	1,258	1,024	(2,152)
Asset abandonments and impairments	2,914	361	35
Changes in operating assets and liabilities:
Accounts receivable	(986)	(1,003)	30
Other current assets	(777)	1,708	(1,182)
Accounts payable and other accrued liabilities	816	118	1,354
Equipment installment receivables and related sales	(263)	(576)	(3,023)
Deferred fulfillment costs	(1,422)	(2,359)	(1,437)
Retirement benefit funding	(1,066)	(910)	(735)
Other - net	(1,151)	(2,414)	1,712
Total adjustments	9,304	26,011	22,193
Net Cash Provided by Operating Activities	39,151	39,344	35,880

Investing Activities
Capital expenditures:
Purchase of property and equipment	(20,647)	(21,516)	(19,218)
Interest during construction	(903)	(892)	(797)
Acquisitions, net of cash acquired	1,123	(2,959)	(30,759)
Dispositions	59	646	83
Sales (purchases) of securities, net	(4)	506	1,545
Other	1	-	2
Net Cash Used in Investing Activities	(20,371)	(24,215)	(49,144)

Financing Activities
Issuance of long-term debt	48,793	10,140	33,969
Repayment of long-term debt	(12,339)	(10,823)	(10,042)
Purchase of treasury stock	(463)	(512)	(269)
Issuance of treasury stock	33	146	143
Dividends paid	(12,038)	(11,797)	(10,200)
Other	1,944	(1,616)	(3,819)
Net Cash Provided by (Used in) Financing Activities	25,930	(14,462)	9,782
Net increase (decrease) in cash and cash equivalents	44,710	667	(3,482)
Cash and cash equivalents beginning of year	5,788	5,121	8,603
Cash and Cash Equivalents End of Year	$50,498	$5,788	$5,121
The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.
Consolidated Statements of Changes in Stockholders' Equity
Dollars and shares in millions except per share amounts
	2017		2016		2015
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of stock	-	-	-	-	-	-
Balance at end of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Additional Paid-In Capital
Balance at beginning of year		$89,604		$89,763		$91,108
Issuance of treasury stock		2		(43)		(1,597)
Share-based payments		(43)		(140)		252
Change related to acquisition of interests held by noncontrolling owners		-		24		-
Balance at end of year		$89,563		$89,604		$89,763
Retained Earnings
Balance at beginning of year		$34,734		$33,671		$31,081
Net income attributable to AT&T ($4.76, $2.10 and $2.37 per diluted share)		29,450		12,976		13,345
Dividends to stockholders ($1.97, $1.93 and $1.89 per share)		(12,157)		(11,913)		(10,755)
Other		(1,527)		-		-
Balance at end of year		$50,500		$34,734		$33,671
Treasury Stock
Balance at beginning of year	(356)	$(12,659)	(350)	$(12,592)	(1,308)	$(47,029)
Repurchase of common stock	(14)	(551)	(17)	(655)	(8)	(278)
Issuance of treasury stock	14	496	11	588	966	34,715
Balance at end of year	(356)	$(12,714)	(356)	$(12,659)	(350)	$(12,592)
Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year		$4,961		$5,334		$8,061
Other comprehensive income (loss) attributable to AT&T		527		(373)		(2,727)
Amounts reclassified to retained earnings		1,529		-		-
Balance at end of year		$7,017		$4,961		$5,334
Noncontrolling Interest:
Balance at beginning of year		$975		$969		$554
Net income attributable to noncontrolling interest		397		357		342
Distributions		(361)		(346)		(294)
Acquisitions of noncontrolling interests		140		-		383
Acquisition of interests held by noncontrolling owners		-		(25)		-
Translation adjustments attributable to noncontrolling interest, net of taxes		(5)		20		(16)
Balance at end of year		$1,146		$975		$969
Total Stockholders' Equity at beginning of year		$124,110		$123,640		$90,270
Total Stockholders' Equity at end of year		$142,007		$124,110		$123,640
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

All significant intercompany transactions are eliminated in the consolidation process. Investments in less than majority-owned subsidiaries and partnerships where we have significant influence are accounted for under the equity method. Earnings from certain investments accounted for using the equity method are included for periods ended within up to one quarter of our period end. We also record our proportionate share of our equity method investees' other comprehensive income (OCI) items, including translation adjustments. We treat distributions received from equity method investees as returns on investment and classify them as cash flows from operating activities until those distributions exceed our cumulative equity in the earnings of that investment. We treat the excess amount as a return of investment and classify it as cash flows from investing activities.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. Certain prior period amounts have been conformed to the current period's presentation.

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

We have included the estimated impact of the recently enacted tax reform in our financial results at or for the period ended December 31, 2017. The Securities and Exchange Commission has issued guidance that provides a "measurement period" whereby registrants can provide a reasonable estimate of the tax reform impact in their financial statements but can adjust that amount during the measurement period (expected to be a year or less). Our future results could include additional adjustments, and those adjustments could be material. (See Note 11)

As of January 1, 2017, we adopted Accounting Standards Update (ASU) No. 2016-16, "Income Taxes (Topic 740)" (ASU 2016-16), with modified retrospective application, resulting in our recognition of an immaterial adjustment to retained earnings. Under ASU 2016-16, we recognize the income tax effects of intercompany sales or transfers of assets other than inventory (e.g., intellectual property or property, plant and equipment) during the period of intercompany sale or transfer instead of the period of either sale or transfer to a third party or recognition of depreciation or impairment.

Accumulated Other Comprehensive Income  In February 2018, the Financial Accounting Standards Board (FASB)  issued ASU No. 2018-02, "Income Statement– Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" (ASU 2018-02), which allows entities the option to reclassify from accumulated other comprehensive income (accumulated OCI) to retained earnings the stranded tax effects resulting from the application of the Tax Cuts and Jobs Act (Act). We have elected to adopt ASU 2018-02 in the period in which the estimated income tax effects of the Act were recognized, reflecting a $1,529 provisional adjustment in the consolidated statements of changes in stockholders' equity. (See Note 3)

Cash and Cash Equivalents  Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2017, we held $4,156 in cash and $46,342 in money market funds and other cash equivalents. Of our total cash and cash equivalents, $1,466 resided in foreign jurisdictions, some of which is subject to restrictions on repatriation.

Revenue Recognition  Revenues derived from wireless, fixed telephone, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our service revenues are billed either in advance, arrears or are prepaid.

We record revenue reductions for estimated future adjustments to customer accounts at the time revenue is recognized based on historical experience. We report revenues from transactions between us and our customers net of taxes. Cash incentives given to customers are recorded as a reduction of revenue. Revenues related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Revenue recognized from contracts that bundle services and equipment is limited to the lesser of the amount allocated based on the relative selling price of the equipment and service already delivered or the amount paid and owed by the customer for the equipment and service already delivered. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. We record the sale of equipment to customers when we no longer have any requirements to

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

perform, title has passed and the products are accepted by customers. We record the sale of equipment and services to customers as gross revenue when we are the principal in the arrangement and net of the associated costs incurred when we are not considered the principal.

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. For customers that elect these equipment installment payment programs, we recognize revenue for the entire amount of the customer receivable, net of fair value of the trade-in right guarantee and imputed interest.

Allowance for Doubtful Accounts  We record expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments deemed collectible from the customer when the service was provided or product was delivered. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as catastrophes or pending bankruptcies.

Inventory  Inventories, which are included in "Other current assets" on our consolidated balance sheets, were $2,225 at December 31, 2017, and $2,039 at December 31, 2016. Wireless devices and accessories, which are valued at the lower of cost or net realizable value, were $2,160 at December 31, 2017, and $1,951 at December 31, 2016.

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

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. See Note 6 for a discussion of asset abandonments and impairments.

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

Goodwill and Other Intangible Assets  AT&T has five major classes of intangible assets: goodwill; licenses, which include Federal Communications Commission (FCC) and other wireless licenses and orbital slots; other indefinite-lived intangible assets, primarily made up of the AT&T and international DIRECTV trade names including SKY; customer lists; and various other finite-lived intangible assets (see Note 7).

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Goodwill represents the excess of consideration paid over the fair value of identifiable net assets acquired in business combinations. Wireless licenses (including FCC licenses) provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While wireless licenses are issued for a fixed period of time (generally 10 years), renewals of wireless licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our wireless licenses. Orbital slots represent the space in which we operate the broadcast satellites that support our digital video entertainment service offerings. Similar to our wireless licenses, there are no factors that limit the useful lives of our orbital slots. We acquired the rights to the AT&T and other trade names in previous acquisitions. We have the effective ability to retain these exclusive rights permanently at a nominal cost.

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

Advertising Costs  We expense advertising costs for products and services or for promoting our corporate image as we incur them (see Note 19).

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

Foreign Currency Translation  Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (accumulated OCI) in the accompanying consolidated balance sheets (see Note 3). Operations in countries with highly inflationary economies consider the U.S. dollar as the functional currency.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Accounting Standards to be Adopted in 2018

The impacts of the following accounting standards adopted on January 1, 2018, will be included in our first-quarter 2018 financial statements and disclosures.

Revenue Recognition  Beginning with our 2018 interim and annual reporting periods, we will adopt FASB Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," as modified (ASC 606), using the modified retrospective method. This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. Under the modified retrospective method, we will apply the rules to all open contracts existing as of January 1, 2018, recognizing in beginning retained earnings for 2018 an adjustment between $2,000 and $2,500 for the cumulative effect of the change. For interim and annual reporting for 2018, we will provide additional disclosures comparing results to previous accounting standards.

The key changes in the standard that impact our revenue recognition relate to the allocation of contract revenues between various services and equipment, the timing of when those revenues are recognized and the deferral of incremental contract acquisition costs, now recognizing them over the contract period or expected customer life. For promotional discounts which contain equipment and a service contract, revenue recognition will no longer be constrained by the contingent cap rules that limited revenue recognition to the amount received at contract inception. Rather, revenue will be allocated between delivered and undelivered products and services based on their relative standalone selling prices, resulting in more equipment revenue recognized at the point of sale and, therefore, lower service revenues.

With respect to the requirement to defer incremental contract acquisition costs and recognize them over the expected period of benefit, based on recent experience, we estimate our operating expenses will be slightly lower in the short-term, reflecting higher deferral of contract acquisition costs than amortization of previously deferred contract acquisition costs in the prior period.

With our adoption of the revenue standard, we made a policy election to record certain regulatory fees, primarily Universal Service Fund (USF) fees and recoveries, on a net basis. We expect both revenues and expenses to be lower in future periods.

Pension and Other Postretirement Benefits  Beginning with our 2018 interim and annual reporting periods, we will adopt, with retrospective application, ASU No. 2017-07, "Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost" (ASU 2017-07), which changes the presentation of periodic benefit cost components. We will no longer present amortization of prior service credits and other components of our net periodic benefit cost in our operating expenses, but rather include those amounts in "other income (expense) – net" in our consolidated statements of income. We will continue to present service costs with the associated compensation costs within our operating results. See Note 12 for our components of net periodic benefit cost.

Cash Flows  Beginning with our 2018 interim reporting, we will adopt, with retrospective application, ASU No. 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" (ASU 2016-15), which provides guidance related to cash flows presentation. The majority of the guidance in ASU 2016-15 is consistent with our current cash flow classifications. Under ASU 2016-15, we will continue to recognize cash receipts on owned equipment installment receivables as cash flows from operations. However, with retrospective application, cash receipts on the deferred purchase price described in Note 15 will be classified as cash flows from investing activities instead of our current presentation as cash flows from operations. Our cash flows from operating activities included cash receipts on the deferred purchase price of $976 for the year ended December 31, 2017, $731 for the year ended December 31, 2016 and $536 for the year ended December 31, 2015.

Beginning with 2018 interim reporting, we will adopt accounting guidance requiring a reconciliation of cash and cash equivalents (restricted and unrestricted) either on the face of the statements of cash flows or in a footnote. As of December 31, 2017, we had a restricted cash and cash equivalents balance of approximately $440.

Financial Instruments  Beginning with 2018 interim reporting, we will adopt ASU No. 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" (ASU 2016-01), which requires us to record changes in the fair value of our equity investments, except for those accounted for under the equity method, in net income instead of in accumulated other comprehensive income. As of December 31, 2017, our net unrealized gain, after taxes, on our available-for-sale equity securities was approximately $650, which we will include in our cumulative effect adjustments to retained earnings as of January 1, 2018.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

New Accounting Standards

Leases  In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," as modified (ASU 2016-02), which replaces existing leasing rules with a comprehensive lease measurement and recognition standard and expanded disclosure requirements. ASU 2016-02 will require lessees to recognize most leases on their balance sheets as liabilities, with corresponding "right-of-use" assets and is effective for annual reporting periods beginning after December 15, 2018, subject to early adoption. For income statement recognition purposes, leases will be classified as either a finance or an operating lease without relying upon the bright-line tests under current GAAP.

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

NOTE 2. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share is shown in the table below:

Year Ended December 31,	2017	2016	2015
Numerators
Numerator for basic earnings per share:
Net income	$29,847	$13,333	$13,687
Less: Net income attributable to noncontrolling interest	(397)	(357)	(342)
Net income attributable to AT&T	29,450	12,976	13,345
Dilutive potential common shares:
Share-based payment	13	13	13
Numerator for diluted earnings per share	$29,463	$12,989	$13,358
Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	6,164	6,168	5,628
Dilutive potential common shares:
Share-based payment (in shares)	19	21	18
Denominator for diluted earnings per share	6,183	6,189	5,646
Basic earnings per share attributable to AT&T	$4.77	$2.10	$2.37
Diluted earnings per share attributable to AT&T	$4.76	$2.10	$2.37

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 3. OTHER COMPREHENSIVE INCOME

Changes in the balances of each component included in accumulated OCI are presented below. All amounts are net of tax and exclude noncontrolling interest.
	Foreign Currency Translation Adjustment		Net Unrealized Gains (Losses) on Available-for-Sale Securities		Net Unrealized Gains (Losses) on Cash Flow Hedges		Defined Benefit Postretirement Plans		Accumulated Other Comprehensive Income
Balance as of December 31, 2014	$(26)		$499		$741		$6,847		$8,061
Other comprehensive income (loss) before reclassifications	(1,172)		-		(763)		45		(1,890)
Amounts reclassified from accumulated OCI	-	[1]	(15)	[1]	38	[2]	(860)	[3]	(837)
Net other comprehensive income (loss)	(1,172)		(15)		(725)		(815)		(2,727)
Balance as of December 31, 2015	(1,198)		484		16		6,032		5,334
Other comprehensive income (loss) before reclassifications	(797)		58		690		497		448
Amounts reclassified from accumulated OCI	-	[1]	(1)	[1]	38	[2]	(858)	[3]	(821)
Net other comprehensive income (loss)	(797)		57		728		(361)		(373)
Balance as of December 31, 2016	(1,995)		541		744		5,671		4,961
Other comprehensive income (loss) before reclassifications	20		187		371		1,083		1,661
Amounts reclassified from accumulated OCI	-	[1]	(185)	[1]	39	[2]	(988)	[3]	(1,134)
Net other comprehensive income (loss)	20		2		410		95		527
Amounts reclassified to retained earnings [4]	(79)		117		248		1,243		1,529
Balance as of December 31, 2017	$(2,054)		$660		$1,402		$7,009		$7,017
[1] (Gains) losses are included in Other income (expense) - net in the consolidated statements of income.
[2] (Gains) losses are included in Interest expense in the consolidated statements of income (see Note 10).
[3] The amortization of prior service credits associated with postretirement benefits, net of amounts capitalized as part of construction labor, are included in Cost of services and sales and Selling, general and administrative in the consolidated statements of income (see Note 12).
[4] With the adoption of ASU 2018-02, the stranded tax effects resulting from the application of the Tax Cuts and Jobs Act are reclassified to retained earnings (see Note 1).

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

The Business Solutions segment provides services to business customers, including multinational companies; governmental and wholesale customers; and individual subscribers who purchase wireless services through employer-sponsored plans. We provide advanced IP-based services including Virtual Private Networks (VPN); Ethernet-related products; FlexWare, a service that relies on Software Defined Networking (SDN) and Network Functions Virtualization (NFV) to provide application-based routing, and broadband, collectively referred to as fixed strategic services; as well as traditional data and voice products. We utilize our wireless and wired networks to provide a complete communications solution to our business customers.

The Entertainment Group segment provides video, internet, voice communication, and interactive and targeted advertising services to customers located in the United States or in U.S. territories. We utilize our IP-based and copper wired network and our satellite technology.

The Consumer Mobility segment provides nationwide wireless service to consumers, wholesale and resale wireless subscribers located in the United States or in U.S. territories. We utilize our network to provide voice and data services, including high-speed internet and home monitoring services over wireless devices.

The International segment provides entertainment services in Latin America and wireless services in Mexico. Video entertainment services are provided to primarily residential customers using satellite technology. We utilize our regional and national networks in Mexico to provide consumer and business customers with wireless data and voice communication services. Our international subsidiaries conduct business in their local currency, and operating results are converted to U.S. dollars using official exchange rates (operations in countries with highly inflationary economies consider the U.S. dollar as the functional currency).

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

Certain operating items are not allocated to our business segments, and those include:
•	Acquisition-related items which consists of (1) items associated with the merger and integration of acquired businesses and (2) the noncash amortization of intangible assets acquired in acquisitions.
•
Certain significant items which consists of (1) noncash actuarial gains and losses from pension and other postretirement benefits, (2) employee separation charges associated with voluntary and/or strategic offers, (3) losses resulting from abandonment or impairment of assets and (4) other items for which the segments are not being evaluated.

Interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results.

Our operating assets are utilized by multiple segments and consist of our wireless and wired networks as well as our satellite fleet. Our domestic communications business strategies reflect bundled product offerings that increasingly cut across product lines and utilize our asset base. Therefore, asset information and capital expenditures by segment are not presented. Depreciation is allocated based on asset utilization by segment.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2017
	Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Business Solutions	$69,406	$42,929	$26,477	$9,326	$17,151	$(1)	$17,150
Entertainment Group	50,698	39,420	11,278	5,623	5,655	(30)	5,625
Consumer Mobility	31,552	18,966	12,586	3,507	9,079	-	9,079
International	8,269	7,404	865	1,218	(353)	87	(266)
Segment Total	159,925	108,719	51,206	19,674	31,532	$56	$31,588
Corporate and Other	864	554	310	72	238
Acquisition-related items	-	798	(798)	4,608	(5,406)
Certain significant items	(243)	5,139	(5,382)	33	(5,415)
AT&T Inc.	$160,546	$115,210	$45,336	$24,387	$20,949

For the year ended December 31, 2016
	Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Business Solutions	$70,988	$44,330	$26,658	$9,832	$16,826	$-	$16,826
Entertainment Group	51,295	39,338	11,957	5,862	6,095	9	6,104
Consumer Mobility	33,200	19,659	13,541	3,716	9,825	-	9,825
International	7,283	6,830	453	1,166	(713)	52	(661)
Segment Total	162,766	110,157	52,609	20,576	32,033	$61	$32,094
Corporate and Other	1,043	1,173	(130)	65	(195)
Acquisition-related items	-	1,203	(1,203)	5,177	(6,380)
Certain significant items	(23)	1,059	(1,082)	29	(1,111)
AT&T Inc.	$163,786	$113,592	$50,194	$25,847	$24,347

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

For the year ended December 31, 2015
	Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Business Solutions	$71,127	$44,946	$26,181	$9,789	$16,392	$-	$16,392
Entertainment Group	35,294	28,345	6,949	4,945	2,004	(4)	2,000
Consumer Mobility	35,066	21,477	13,589	3,851	9,738	-	9,738
International	4,102	3,930	172	655	(483)	(5)	(488)
Segment Total	145,589	98,698	46,891	19,240	27,651	$(9)	$27,642
Corporate and Other	1,297	1,057	240	64	176
Acquisition-related items	(85)	1,987	(2,072)	2,712	(4,784)
Certain significant items	-	(1,742)	1,742	-	1,742
AT&T Inc.	$146,801	$100,000	$46,801	$22,016	$24,785

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following table is a reconciliation of operating income (loss) to "Income Before Income Taxes" reported in our consolidated statements of income:

	2017	2016	2015
Business Solutions	$17,150	$16,826	$16,392
Entertainment Group	5,625	6,104	2,000
Consumer Mobility	9,079	9,825	9,738
International	(266)	(661)	(488)
Segment Contribution	31,588	32,094	27,642
Reconciling Items:
Corporate and Other	238	(195)	176
Merger and integration charges	(798)	(1,203)	(2,072)
Amortization of intangibles acquired	(4,608)	(5,177)	(2,712)
Actuarial gain (loss)	(1,258)	(1,024)	2,152
Employee separation costs	(445)	(344)	(375)
Tax reform special bonus	(220)	-	-
Gain on wireless spectrum transactions	181	714	-
Natural disaster costs and revenue credits	(627)	(67)	-
Asset abandonments and impairments	(3,046)	(390)	(35)
Segment equity in net income (loss) of affiliates	(56)	(61)	9
AT&T Operating Income	20,949	24,347	24,785
Interest expense	6,300	4,910	4,120
Equity in net income (loss) of affiliates	(128)	98	79
Other income (expense) - net	618	277	(52)
Income Before Income Taxes	$15,139	$19,812	$20,692

The following table sets forth revenues earned from customers, and property, plant and equipment located in different geographic areas.

	2017		2016		2015
	Revenues	Net Property, Plant & Equipment	Revenues	Net Property, Plant & Equipment	Revenues	Net Property, Plant & Equipment
United States	$149,841	$118,200	$154,039	$118,664	$140,234	$118,515
Latin America
Brazil	2,948	1,447	2,797	1,265	1,224	1,384
Other	2,743	1,294	2,348	1,828	1,157	1,530
Mexico	2,913	3,619	2,472	2,520	2,046	2,369
Other	2,101	662	2,130	622	2,140	652
Total	$160,546	$125,222	$163,786	$124,899	$146,801	$124,450

NOTE 5. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions

Auction 1000  On April 13, 2017, the FCC announced that we were the successful bidder for $910 of spectrum in 18 markets. We provided the FCC an initial deposit of $2,348 in July 2016 and received a refund of $1,438 in April 2017, which was recorded as cash from investing activities in our consolidated statement of cash flows. In the fourth quarter of 2017, we entered into an agreement to sell these wireless licenses at the auction price.

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

Spectrum Acquisitions and Swaps  On occasion, we swap spectrum with other wireless providers to ensure we have efficient and contiguous coverage across our markets and service areas. During 2017, we swapped FCC licenses with a fair value of approximately $2,003 with other carriers and recorded a net gain of $181. During 2016, we swapped FCC licenses with a fair value of approximately $2,122 with other carriers and recorded a net gain of $714. During 2015, we acquired $489 of wireless spectrum, not including the AWS auction.

Pending Acquisition

Time Warner Inc.  On October 22, 2016, we entered into and announced a merger agreement (Merger Agreement) to acquire Time Warner Inc. (Time Warner) in a 50% cash and 50% stock transaction for $107.50 per share of Time Warner common stock, or approximately $85,400 at the date of the announcement (Merger). Combined with Time Warner's net debt at December 31, 2017, the total transaction value is approximately $106,523. Each share of Time Warner common stock will be exchanged for $53.75 per share in cash and a number of shares of AT&T common stock equal to the exchange ratio. If the average stock price (as defined in the Merger Agreement) at the time of closing the Merger is between (or equal to) $37.411 and $41.349 per share, the exchange ratio will be the quotient of $53.75 divided by the average stock price. If the average stock price is greater than $41.349, the exchange ratio will be 1.300. If the average stock price is less than $37.411, the exchange ratio will be 1.437. Post-transaction, Time Warner shareholders will own between 14.4% and 15.7% of AT&T shares on a fully-diluted basis based on the number of AT&T shares outstanding.

Time Warner is a global leader in media and entertainment whose major businesses encompass an array of some of the most respected and successful media brands. The deal combines Time Warner's vast library of content and ability to create new premium content for audiences around the world with our extensive customer relationships and distribution, one of the world's largest pay-TV subscriber bases and leading scale in TV, mobile and broadband distribution.

The Merger Agreement was approved by Time Warner shareholders on February 15, 2017. The transaction has been approved by all requisite foreign jurisdictions. On November 20, 2017, the U.S. Department of Justice filed a civil antitrust lawsuit against AT&T, challenging our proposed acquisition of Time Warner. The case will be heard in the U.S. District Court for the District of Columbia on March 19, 2018. On December 21, 2017, an agreement was reached with Time Warner to extend the original termination date of April 22, 2018 to June 21, 2018. If the Merger is terminated as a result of reaching

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

the extended termination date, (and at that time one or more of the conditions relating to certain regulatory approvals have not been satisfied) or there is a final, non-appealable order preventing the transaction relating to antitrust laws, communications laws, utilities laws or foreign regulatory laws, then under certain circumstances, we would be obligated to pay Time Warner $500.

Dispositions

YP Holdings LLC In June 2017, YP Holdings LLC was acquired by Dex Media. Our results include a gain of $36 for our portion of the proceeds.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2017	2016
Land	-	$1,630	$1,643
Buildings and improvements	2-44	36,319	35,036
Central office equipment[1]	3-10	94,076	92,954
Cable, wiring and conduit	15-50	67,695	79,279
Satellites	14-17	2,967	2,710
Other equipment	3-20	90,017	88,436
Software	3-5	16,750	14,472
Under construction	-	4,045	5,118
		313,499	319,648
Accumulated depreciation and amortization		188,277	194,749
Property, plant and equipment - net		$125,222	$124,899
[1] Includes certain network software.

Our depreciation expense was $19,761 in 2017, $20,661 in 2016 and $19,289 in 2015. Depreciation expense included amortization of software totaling $2,810 in 2017, $2,362 in 2016 and $1,660 in 2015.

During the fourth quarter of 2017, we determined that certain copper assets will not be necessary to support future network activity due to fiber deployment plans in particular markets. We recorded a noncash pretax charge of $2,883 to abandon these assets.

During the fourth quarter of 2016, we recorded a noncash pretax charge of $278 for the impairment of certain wireless assets that were under construction. These assets primarily related to capitalized costs for wireless sites that are no longer in our construction plans.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $4,953 for 2017, $4,482 for 2016 and $5,025 for 2015. At December 31, 2017, the future minimum rental payments under noncancelable operating leases for the years 2018 through 2022 were $3,945, $3,686, $3,414, $2,968 and $2,659, with $9,256 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. At December 31, 2017, the present value of the future minimum rental payments under capital leases for the years 2018 through 2022 were $142, $90, $100, $103 and $115, with $1,268 due thereafter.

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

	Business Solutions	Entertainment Group	Consumer Mobility	International	Total
Balance as of December 31, 2015	$45,351	$38,673	$16,512	$4,032	$104,568
Goodwill acquired	22	380	14	65	481
Foreign currency translation adjustments	-	-	-	167	167
Other	(9)	-	-	-	(9)
Balance as of December 31, 2016	45,364	39,053	16,526	4,264	105,207
Goodwill acquired	-	210	-	-	210
Foreign currency translation adjustments	-	12	-	(30)	(18)
Other	31	5	14	-	50
Balance as of December 31, 2017	$45,395	$39,280	$16,540	$4,234	$105,449

The majority of our goodwill acquired during 2017 related to our acquisition of INVIDI Technologies, a leading provider in addressable advertising platforms, the final valuation of Quickplay Media and other adjustments. Other changes to our goodwill in 2017 include foreign currency translation adjustments.

The majority of our goodwill acquired during 2016 related to the final valuation of DIRECTV, Nextel Mexico and GSF Telecom, as well as our acquisition of Quickplay Media. Other changes to our goodwill in 2016 include foreign currency translation adjustments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Our other intangible assets are summarized as follows:

	December 31, 2017			December 31, 2016
Other Intangible Assets	Gross Carrying Amount	Currency Translation Adjustment	Accumulated Amortization	Gross Carrying Amount	Currency Translation Adjustment	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships:
Wireless acquisitions	$764	$-	$683	$942	$-	$715
BellSouth Corporation	2,370	-	2,370	4,450	-	4,429
DIRECTV	19,551	(141)	8,950	19,547	(125)	5,618
AT&T Corp.	33	-	29	33	-	26
Mexican wireless	506	(97)	278	506	(108)	214
Subtotal	23,224	(238)	12,310	25,478	(233)	11,002
Trade names	2,942	(6)	2,366	2,942	(7)	1,394
Other	781	(3)	335	707	(3)	283
Total	$26,947	$(247)	$15,011	$29,127	$(243)	$12,679

Indefinite-lived intangible assets not subject to amortization:
Licenses:
Wireless licenses	$84,434			$82,474
Orbital slots	11,702			11,702
Trade names	6,451			6,479
Total	$102,587			$100,655

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Amortized intangible assets are definite-life assets, and, as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets, over a weighted-average life of 8.5 years (9.2 years for customer lists and relationships and 4.2 years for trade names and other). Amortization expense for definite-life intangible assets was $4,626 for the year ended December 31, 2017, $5,186 for the year ended December 31, 2016 and $2,728 for the year ended December 31, 2015. Amortization expense is estimated to be $3,002 in 2018, $2,489 in 2019, $2,009 in 2020, $1,535 in 2021, and $1,074 in 2022.

In 2017, we wrote off approximately $2,273 of fully amortized intangible assets (primarily customer lists). In 2016, we wrote off approximately $117 of fully amortized intangible assets (primarily customer lists). We review amortized intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

NOTE 8. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates at December 31, 2017 primarily include our interests in SKY Mexico, Game Show Network and Otter Media Holdings.

SKY Mexico  We hold a 41.3% interest in SKY Mexico, which is a leading pay-TV provider in Mexico.

Game Show Network (GSN)  We hold a 42.0% interest in GSN, a television network dedicated to game-related programming and internet interactive game playing.

Otter Media Holdings  We hold a 49.8% interest in Otter Media Holdings, a venture between The Chernin Group and AT&T that is focused on acquiring, investing and launching over-the-top subscription video services.

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2017	2016
Beginning of year	$1,674	$1,606
Additional investments	51	208
Equity in net income (loss) of affiliates	(128)	98
Dividends and distributions received	(46)	(61)
Currency translation adjustments	22	(156)
Other adjustments	(13)	(21)
End of year	$1,560	$1,674

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 9. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2017	2016
Notes and debentures[1]
Interest Rates	Maturities[2]
0.49% – 2.99%	2017 – 2022	$20,534	$26,396
3.00% – 4.99%	2017 – 2049	93,915	66,520
5.00% – 6.99%	2017 – 2095	46,343	26,883
7.00% – 9.50%	2017 – 2097	4,579	5,050
Other		680	4
Fair value of interest rate swaps recorded in debt		(20)	48
		166,031	124,901
Unamortized (discount) premium - net		(2,968)	(2,201)
Unamortized issuance costs		(537)	(319)
Total notes and debentures		162,526	122,381
Capitalized leases		1,818	869
Other		-	259
Total long-term debt, including current maturities		164,344	123,509
Current maturities of long-term debt		(38,372)	(9,828)
Total long-term debt		$125,972	$113,681
[1] Includes credit agreement borrowings.
[2] Maturities assume putable debt is redeemed by the holders at the next opportunity.

We had outstanding Euro, British pound sterling, Canadian dollar, Swiss franc, Mexican peso and Brazilian real denominated debt of approximately $37,621 and $24,292 at December 31, 2017 and 2016. The weighted-average interest rate of our entire long-term debt portfolio, including the impact of derivatives, increased from 4.2% at December 31, 2016 to 4.4% at December 31, 2017.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2018. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007 and partially exchanged in the 2017 debt exchange offers) is held to maturity, the redemption amount will be $592.

We also have $30,154 of notes subject to mandatory redemption if our acquisition of Time Warner is not completed by April 22, 2018. The terms of these notes require a redemption price equal to 101% of the principal amount of the notes, plus accrued but unpaid interest. In light of the civil antitrust lawsuit challenging our proposed acquisition of Time Warner (see Note 5), we have classified the notes subject to mandatory redemption as current maturities at December 31, 2017. On February 15, 2018, we announced private offers to exchange five series of Euro (face value of €5,250) and British pound sterling (face value of ₤1,000) denominated notes subject to mandatory redemption for new notes that are not subject to mandatory redemption and cash. The new notes are Euro and British pound sterling denominated global notes with either a floating rate or stated rates between 1.050% and 3.550%. The exchange is expected to settle on February 27, 2018.

Debt maturing within one year consisted of the following at December 31:

	2017	2016
Current maturities of long-term debt	$38,372	$9,828
Bank borrowings[1]	2	4
Total	$38,374	$9,832
[1] Outstanding balance of short-term credit facility of a foreign subsidiary.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Financing Activities
During 2017, we received net proceeds of $48,793 on the issuance of $49,161 in long-term debt in various markets, with an average weighted maturity of approximately 18 years and a weighted average coupon of 4.35%. We redeemed $12,339 in borrowings of various notes with stated rates of 1.40% to 5.79%.

Debt Exchange
On December 1, 2017, we completed two exchange offers. In the first exchange offer, approximately $5,448 of notes issued by AT&T Inc., DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., due between 2020 and 2023 with stated rates of zero-coupon to 5.200%, were tendered and accepted in exchange for $5,605 of two new series of AT&T Inc. global notes with stated rates of 4.100% and 4.300%. In the second exchange offer, approximately $3,726 of notes issued by AT&T Inc. or one of its subsidiaries, due between 2022 and 2097 with stated rates of 5.850% to 8.750%, were tendered and accepted in exchange for $3,736 of new AT&T Inc. global notes with stated rates of 5.150% to 8.750% plus a $449 cash payment.

As of December 31, 2017 and 2016, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2017, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2018	2019	2020	2021	2022	Thereafter
Debt repayments[1]	$37,836	$8,793	$7,464	$8,465	$9,690	$95,631
Weighted-average interest rate	4.2%	3.5%	2.9%	3.6%	3.2%	4.8%
[1] Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities
General
On September 29, 2017, we entered into a five-year $2,250 syndicated term loan credit agreement (the "Nova Scotia Credit Agreement") containing (i) a $750 term loan facility (the "Tranche A Facility"), (ii) a $750 term loan facility (the "Tranche B Facility") and (iii) a $750 term loan facility (the "Tranche C Facility"), with certain investment and commercial banks and The Bank of Nova Scotia, as administrative agent. No amounts are outstanding under the Tranche A Facility, the Tranche B Facility or the Tranche C Facility as of December 31, 2017.

In December 2015, we entered into a five-year, $12,000 revolving credit agreement (the "Revolving Credit Agreement") with certain banks. As of December 31, 2017, we have no amounts outstanding under this agreement.

In January 2015, we entered into a $9,155 credit agreement (the "Syndicated Credit Agreement") containing (i) a $6,286 term loan ("Loan A") and (ii) a $2,869 term loan ("Loan B"), with certain banks. In March 2015, we borrowed all amounts available under the agreement. In June 2016, we repaid $4,000 of the outstanding amount under Loan A and $1,000 of the outstanding amount under Loan B. After repayment, the amortization in Loan B has been satisfied. On September 5, 2017, we repaid all of the amounts outstanding under our $9,155 syndicated credit agreement and terminated the facility.

On October 22, 2016, in connection with entering into the Time Warner merger agreement, AT&T entered into a $40,000 bridge loan with JPMorgan Chase Bank and Bank of America as lenders (the "Bridge Loan"), which was subsequently reduced to $30,000. In September 2017, following the completion of our acquisition-related debt issuances, we reduced the commitments under the Bridge Loan to $0 and terminated the facility.

On November 15, 2016, we entered into a $10,000 term loan credit agreement (the "Term Loan") with a syndicate of 20 lenders. No amounts will be borrowed under the Term Loan prior to the closing of the Time Warner merger. Borrowings will be used solely to finance a portion of the cash to be paid in the Merger, the refinancing of debt of Time Warner and its subsidiaries and the payment of related expenses. Prior to the closing date of the Merger, only a payment or bankruptcy event of default would permit the lenders to terminate their commitments under the Term Loan. On February 2, 2018, we amended the Term Loan to extend the commitment termination date to December 31, 2018 and increase the commitments to $16,175.

Each of our credit and loan agreements contains covenants that are customary for an issuer with an investment grade senior debt credit rating, as well as a net debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization, and other modifications described in each agreement) financial ratio covenant requiring AT&T to maintain, as of the last day of each fiscal quarter, a ratio of not more than 3.5-to-1. The events of default are customary for agreements of this type and such events would result in the acceleration of, or would permit the lenders to accelerate, as applicable, required payments and would increase each agreement's relevant Applicable Margin by 2.00% per annum.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Nova Scotia Credit Agreement
The obligations of the lenders to advance funds under the Nova Scotia Credit Agreement will end on January 31, 2018, unless prior to that date either: (i) AT&T reduces to $0 the commitments of the lenders, or (ii) certain events of default occur.

Advances under this agreement would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to (1) the highest of: (a) the base rate of Scotiabank, (b) 0.50% per annum above the Federal funds rate, and (c) the ICE Benchmark Administration Limited Settlement Rate applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin (as set forth in the Nova Scotia Credit Agreement); or

•	at a rate equal to: (i) LIBOR for a period of three or six months, as applicable, plus (ii) an applicable margin (as set forth in the Nova Scotia Credit Agreement).

We will pay a facility fee of 0.070% per annum of the amount of lender commitments.

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

Advances under this agreement would bear interest, at AT&T's option, either:
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

Term Loan
Under the Term Loan, there are two tranches of commitments, each in a total amount of $8,087.

The obligations of the lenders under the Term Loan to provide advances will terminate on the earliest of (i) December 31, 2018, (ii) the closing of the Time Warner merger without the borrowing of advances under the Term Loan and (iii) the termination of the Merger Agreement.

Advances would bear interest, at AT&T's option, either:
•
at a variable annual rate equal to: (1) the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) 0.5% per annum above the federal funds rate, and (c) the LIBOR rate applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Term Loan (the "Applicable Margin for Base Advances (Term Loan)"); or

•
at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) an applicable margin, as set forth in the Term Loan (the "Applicable Margin for Eurodollar Rate Advances (Term Loan)").

The Applicable Margin for Eurodollar Rate Advances (Term Loan) under Tranche A is equal to 1.000%, 1.125% or 1.250% per annum, depending on AT&T's credit ratings. The Applicable Margin for Eurodollar Rate Advances (Term Loan) under Tranche B is equal to 1.125%, 1.250% or 1.375% per annum, depending on AT&T's credit ratings. The Applicable Margin for Base Advances (Term Loan) is equal to the greater of (x) 0.00% and (y) the relevant Applicable Margin for Eurodollar Rate Advances (Term Loan) minus 1.00% per annum, depending on AT&T's credit ratings.

AT&T pays a commitment fee of 0.090%, 0.100%, or 0.125% of the commitment amount per annum, depending on AT&T's credit ratings.

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

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2016.

Long-Term Debt and Other Financial Instruments
The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows:

	December 31, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes and debentures[1]	$162,526	$171,938	$122,381	$128,726
Bank borrowings	2	2	4	4
Investment securities	2,447	2,447	2,587	2,587
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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2017, and December 31, 2016. Derivatives designated as hedging instruments are reflected as "Other assets," "Other noncurrent liabilities" and, for a portion of interest rate swaps, "Other current assets" on our consolidated balance sheets.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,142	$-	$-	$1,142
International equities	321	-	-	321
Fixed income bonds	-	733	-	733
Asset Derivatives
Interest rate swaps	-	17	-	17
Cross-currency swaps	-	1,753	-	1,753
Liability Derivatives
Interest rate swaps	-	(31)	-	(31)
Cross-currency swaps	-	(1,290)	-	(1,290)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities
Domestic equities	$1,215	$-	$-	$1,215
International equities	594	-	-	594
Fixed income bonds	-	508	-	508
Asset Derivatives
Interest rate swaps	-	79	-	79
Cross-currency swaps	-	89	-	89
Liability Derivatives
Interest rate swaps	-	(14)	-	(14)
Cross-currency swaps	-	(3,867)	-	(3,867)

Investment Securities
Our investment securities include equities, fixed income bonds and other securities. A substantial portion of the fair values of our available-for-sale securities was estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on securities are included in "Other income (expense) – net" in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other than temporary are recorded in "Other income (expense) – net" with the corresponding reduction to the carrying basis of the investment. Fixed income investments of $1 have maturities of less than one year, $191 within one to three years, $31 within three to five years, and $510 for five or more years.

Our cash equivalents (money market securities), short-term investments (certificate and time deposits) and nonrefundable customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values. Short-term investments and nonrefundable customer deposits are recorded in "Other current assets" and our investment securities are recorded in "Other Assets" on the consolidated balance sheets.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Fair Value Hedging  We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense in the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair values of the interest rate swaps are exactly offset by changes in the fair value of the underlying debt. Gains or losses realized upon early termination of our fair value hedges are recognized in interest expense. In the years ended December 31, 2017, and December 31, 2016, no ineffectiveness was measured on interest rate swaps designated as fair value hedges.

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

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized as "Other income (expense) – net" in the consolidated statements of income in each period. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2017, and December 31, 2016, no ineffectiveness was measured on cross-currency swaps designated as cash flow hedges.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to "Other income (expense) – net" in the consolidated statements of income. Over the next 12 months, we expect to reclassify $58 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks.

We hedge a portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income in the same period the hedged transaction affects earnings, except where an amount is deemed to be ineffective, which would be immediately reclassified to "Other income (expense) – net" in the consolidated statements of income. In the years ended December 31, 2017, and December 31, 2016, no ineffectiveness was measured on foreign exchange contracts designated as cash flow hedges.

Collateral and Credit-Risk Contingency  We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2017, we had posted collateral of $495 (a deposit asset) and held collateral of $968 (a receipt liability). Under the agreements, if AT&T's credit rating had been downgraded one rating level by Fitch Ratings, before the final collateral exchange in December, we would have been required to post additional collateral of $107. If DIRECTV Holdings LLC's credit rating had been downgraded below BBB- (S&P), we would owe an additional $160. At December 31, 2016, we had posted collateral of $3,242 (a deposit asset) and held no collateral. We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) exists, against the fair value of the derivative instruments.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Following are the notional amounts of our outstanding derivative positions:

	2017	2016
Interest rate swaps	$9,833	$9,650
Cross-currency swaps	38,694	29,642
Total	$48,527	$39,292

Following are the related hedged items affecting our financial position and performance:

Effect of Derivatives on the Consolidated Statements of Income
Fair Value Hedging Relationships
For the years ended December 31,	2017	2016	2015
Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(68)	$(61)	$(16)
Gain (Loss) on long-term debt	68	61	16

In addition, the net swap settlements that accrued and settled in the periods above were included in interest expense.

Cash Flow Hedging Relationships
For the years ended December 31,	2017	2016	2015
Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$571	$1,061	$(813)

Interest rate locks:
Gain (Loss) recognized in accumulated OCI	-	-	(361)
Interest income (expense) reclassified from accumulated OCI into income	(60)	(59)	(58)

NOTE 11. INCOME TAXES

The Tax Cuts and Jobs Acts (the Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35% to 21% and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. ASC 740, "Income Taxes," requires that effects of changes in tax rates to be recognized in the period enacted. Recognizing the late enactment of the Act and complexity of accurately accounting for its impact, the Securities and Exchange Commission in SAB 118 provided guidance that allows registrants to provide a reasonable estimate of the Act in their financial statements and adjust the reported impact in a measurement period not to exceed one year.

As of December 31, 2017, we have not completed our accounting for the tax effects of the Act; however, a reasonable estimate was made to remeasure most of our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future as a result of the reduction in the federal tax rate, and we recorded a provisional amount for our one-time transition tax liability. In some cases, we have not been able to complete the analysis to allow us to make a reasonable estimate and continue to account for those items based on our existing accounting under ASC 740 and the provisions of the tax laws that were in effect prior to enactment of the Act. We continue to make and refine our calculations as additional analysis is completed. The provisional tax benefit recorded of $20,271 related to the remeasurement of our deferred tax balances and other impacts of the Act and resulted in a reduction to our current and deferred tax liabilities with a corresponding reduction to total income tax expense.

We are still analyzing the Act and refining our calculation, which could materially impact the measurement of our tax balances. The 2017 impact of the enactment of the Act is reflected in the tables below.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2017	2016
Depreciation and amortization	$30,982	$44,903
Licenses and nonamortizable intangibles	16,129	22,892
Employee benefits	(6,202)	(10,045)
Deferred fulfillment costs	2,472	3,204
Net operating loss and other carryforwards	(6,067)	(4,304)
Other – net	1,222	(216)
Subtotal	38,536	56,434
Deferred tax assets valuation allowance	4,640	2,283
Net deferred tax liabilities	$43,176	$58,717

Noncurrent deferred tax liabilities	$43,207	$60,128
Less: Noncurrent deferred tax assets	(31)	(1,411)
Net deferred tax liabilities	$43,176	$58,717

At December 31, 2017, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $240, state of $916 and foreign of $2,770, expiring through 2037. Additionally, we had federal credit carryforwards of $381 and state credit carryforwards of $1,760, expiring primarily through 2037.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2017 and 2016 related primarily to state and foreign net operating losses and state credit carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an unrecognized tax benefit (UTB). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2017 and 2016 is as follows:

Federal, State and Foreign Tax	2017	2016
Balance at beginning of year	$6,516	$6,898
Increases for tax positions related to the current year	1,438	318
Increases for tax positions related to prior years	200	473
Decreases for tax positions related to prior years	(461)	(1,168)
Lapse of statute of limitations	(28)	(25)
Settlements	(23)	50
Foreign currency effects	6	(30)
Balance at end of year	7,648	6,516
Accrued interest and penalties	1,333	1,140
Gross unrecognized income tax benefits	8,981	7,656
Less: Deferred federal and state income tax benefits	(388)	(557)
Less: Tax attributable to timing items included above	(2,368)	(3,398)
Total UTB that, if recognized, would impact the
effective income tax rate as of the end of the year	$6,225	$3,701

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $3,058 at December 31, 2017 and $3,084 at December 31, 2016.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Accrued interest and penalties included in UTBs were $1,333 as of December 31, 2017, and $1,140 as of December 31, 2016. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense included in income tax expense was $107 for 2017, $24 for 2016 and $83 for 2015.

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

The components of income tax (benefit) expense are as follows:

	2017	2016	2015
Federal:
Current	$682	$2,915	$2,496
Deferred	(17,970)	3,127	3,828
	(17,288)	6,042	6,324
State and local:
Current	79	282	72
Deferred	1,041	339	671
	1,120	621	743
Foreign:
Current	471	335	320
Deferred	989	(519)	(382)
	1,460	(184)	(62)
Total	$(14,708)	$6,479	$7,005

"Income Before Income Taxes" in the Consolidated Statements of Income included the following components for the years ended December 31:

	2017	2016	2015
U.S. income before income taxes	$16,438	$20,911	$21,519
Foreign income (loss) before income taxes	(1,299)	(1,099)	(827)
Total	$15,139	$19,812	$20,692

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35% for 2017, 2016 and 2015) to income from continuing operations before income taxes is as follows:

	2017	2016	2015
Taxes computed at federal statutory rate	$5,299	$6,934	$7,242
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	509	416	483
Enactment of the Tax Cuts and Jobs Act	(20,271)	-	-
Mexico restructuring	-	(471)	-
Other – net	(245)	(400)	(720)
Total	$(14,708)	$6,479	$7,005
Effective Tax Rate	(97.2)%	32.7%	33.9%

NOTE 12. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits
Substantially all of our U.S. management employees hired before January 1, 2015 are covered by one of our noncontributory pension programs. The vast majority of domestic nonmanagement employees, including those hired after 2015, also participate in our noncontributory pension programs. Management participants generally receive benefits under either cash

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

balance pension programs that include annual or monthly credits based on salary as well as interest credits, or a traditional pension formula (i.e., a stated percentage of employees' adjusted career income). Nonmanagement employees' pension benefits are generally calculated using one of two formulas: a flat dollar amount applied to years of service according to job classification or a cash balance plan with negotiated annual pension band credits as well as interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

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

For postretirement benefit plans, the benefit obligation is the "accumulated postretirement benefit obligation," the actuarial present value as of measurement date of all future benefits attributed under the terms of the postretirement benefit plan to employee service.

The following table presents the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
Benefit obligation at beginning of year	$56,183	$55,464	$26,027	$27,898
Service cost - benefits earned during the period	1,128	1,112	138	192
Interest cost on projected benefit obligation	1,936	1,980	809	972
Amendments	48	(206)	(1,807)	(600)
Actuarial (gain) loss	3,696	1,485	630	(529)
Special termination benefits	3	-	1	-
Benefits paid	(3,705)	(3,614)	(1,739)	(1,941)
Plan transfers	5	(38)	-	35
Benefit obligation at end of year	$59,294	$56,183	$24,059	$26,027

The following table presents the change in the fair value of plan assets for the years ended December 31 and the plans' funded status at December 31:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
Fair value of plan assets at beginning of year	$42,610	$42,195	$5,921	$6,671
Actual return on plan assets	5,987	3,123	607	407
Benefits paid[1]	(3,705)	(3,614)	(1,055)	(1,156)
Contributions	566	910	500	-
Plan transfers and other	5	(4)	-	(1)
Fair value of plan assets at end of year[3]	45,463	42,610	5,973	5,921
Unfunded status at end of year[2]	$(13,831)	$(13,573)	$(18,086)	$(20,106)
[1] At our discretion, certain postretirement benefits may be paid from AT&T cash accounts, which does not reduce
Voluntary Employee Benefit Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
[2] Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts.
Required pension funding is determined in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA) and applicable regulations.
[3] Net assets available for pension benefits were $54,618 at December 31, 2017 and $51,087 at December 31, 2016 and include the preferred equity interest in AT&T Mobility II LLC discussed below, which was valued at $9,155 and $8,477, respectively.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

In 2013, we made a voluntary contribution of a preferred equity interest in AT&T Mobility II LLC, the primary holding company for our wireless business, to the trust used to pay pension benefits under our qualified pension plans. The preferred equity interest was valued at $9,155 at December 31, 2017. The trust is entitled to receive cumulative cash distributions of $560 per annum, which will be distributed quarterly in equal amounts and will be accounted for as contributions. We distributed $560 to the trust during 2017. So long as we make the distributions, we will have no limitations on our ability to declare a dividend, or repurchase shares. This preferred equity interest is a plan asset under ERISA and is recognized as such in the plan's separate financial statements. However, because the preferred equity interest is not unconditionally transferable to an unrelated party (see Note 14), it is not reflected in plan assets in our consolidated financial statements and instead has been eliminated in consolidation. The preferred equity interest is not transferable by the trust except through its put and call features. In September 2017, AT&T notified the trust and the fiduciary of the preferred equity interest that AT&T committed that it would not exercise its call option of the preferred interest until at least September 9, 2022.

At the time of the contribution of the preferred equity interest, we made an additional cash contribution of $175 and agreed to annual cash contributions of $175 no later than the due date for our federal income tax return for each of 2014, 2015 and 2016. During 2016, we accelerated the final contribution and completed our obligation with a $350 cash payment to the trust. These contributions combined with our existing pension assets are in excess of 90% of the pension obligation at December 31, 2017.

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

	2017	2016
Plan assets recognized in the consolidated financial statements	$45,463	$42,610
Preferred equity interest in Mobility	9,155	8,477
Net assets available for benefits	$54,618	$51,087

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits
	2017	2016	2017	2016
Current portion of employee benefit obligation[1]	$-	$-	$(1,585)	$(1,644)
Employee benefit obligation[2]	(13,831)	(13,573)	(16,501)	(18,462)
Net amount recognized	$(13,831)	$(13,573)	$(18,086)	$(20,106)
[1] Included in "Accounts payable and accrued liabilities."
[2] Included in "Postemployment benefit obligation."

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $57,488 at December 31, 2017, and $54,538 at December 31, 2016.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Periodic Benefit Costs
Our combined net pension and postretirement cost (credit) recognized as operating expenses in our consolidated statements of income was $155, $303 and $(2,821) for the years ended December 31, 2017, 2016 and 2015. A portion of pension and postretirement benefit costs is capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded. The following table presents the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits
	2017	2016	2015	2017	2016	2015
Service cost – benefits earned during the period	$1,128	$1,112	$1,212	$138	$192	$222
Interest cost on projected benefit obligation	1,936	1,980	1,902	809	972	967
Expected return on assets	(3,134)	(3,115)	(3,317)	(319)	(355)	(421)
Amortization of prior service credit	(123)	(103)	(103)	(1,466)	(1,277)	(1,278)
Actuarial (gain) loss	844	1,478	(373)	342	(581)	(1,632)
Net pension and postretirement cost (credit)	$651	$1,352	$(679)	$(496)	$(1,049)	$(2,142)

Other Changes in Benefit Obligations Recognized in Other Comprehensive Income
The following table presents the after-tax changes in benefit obligations recognized in OCI and the after-tax prior service credits that were amortized from OCI into net periodic benefit costs:

	Pension Benefits			Postretirement Benefits
	2017	2016	2015	2017	2016	2015
Balance at beginning of year	$575	$512	$575	$5,089	$5,510	$6,257
Prior service (cost) credit	(30)	128	1	1,120	372	45
Amortization of prior service credit	(76)	(65)	(64)	(907)	(793)	(792)
Total recognized in other comprehensive (income) loss	(106)	63	(63)	213	(421)	(747)
Balance at end of year	$469	$575	$512	$5,302	$5,089	$5,510

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are $119 ($90 net of tax) for pension and $1,558 ($1,175 net of tax) for postretirement benefits.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Assumptions
In determining the projected benefit obligation and the net pension and postretirement benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits			Postretirement Benefits
	2017	2016	2015	2017	2016	2015
Weighted-average discount rate for determining benefit obligation at December 31	3.80%	4.40%	4.60%	3.70%	4.30%	4.50%
Discount rate in effect for determining service cost[1]	4.60%	4.90%	4.60%	4.60%	5.00%	4.60%
Discount rate in effect for determining interest cost[1]	3.60%	3.70%	3.30%	3.40%	3.60%	3.30%
Long-term rate of return on plan assets	7.75%	7.75%	7.75%	5.75%	5.75%	5.75%
Composite rate of compensation increase for determining benefit obligation	3.00%	3.00%	3.10%	3.00%	3.00%	3.10%
Composite rate of compensation increase for determining net cost (benefit)	3.00%	3.10%	3.00%	3.00%	3.10%	3.00%
[1] Weighted-average discount rate in effect from January 1, 2017 through April 30, 2017 was 4.70% for service costs and
3.50% for interest costs, and, from May 1, 2017 through December 31, 2017 was 4.50% for service cost and 3.30% for interest cost.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter, unless earlier remeasurements are required. During the second quarter of 2017, a substantive plan change involving the frequency of considering potential health reimbursement account credit increases was communicated to our retirees, which triggered a remeasurement of our postretirement benefit obligation.

Discount Rate  Our assumed weighted-average discount rate for pension and postretirement benefits of 3.80% and 3.70% respectively, at December 31, 2017, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2017, when compared to the year ended December 31, 2016, we decreased our pension discount rate by 0.60%, resulting in an increase in our pension plan benefit obligation of $4,609 and decreased our postretirement discount rate 0.60%, resulting in an increase in our postretirement benefit obligation of $1,605. For the year ended December 31, 2016, we decreased our pension discount rate by 0.20%, resulting in an increase in our pension plan benefit obligation of $2,189 and decreased our postretirement discount rates by 0.20%, resulting in an increase in our postretirement benefit obligation of $906.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Expected Long-Term Rate of Return   In 2018, our expected long-term rate of return is 7.00% on pension plan assets and 5.75% on postretirement plan assets. Our expected long-term rate of return on pension plan assets was adjusted to 7.00% for 2018 from 7.75% for 2017 to reflect future plans to shift portfolio allocations to increase the share of fixed income investments and updated capital market assumptions. Our long-term rates of return reflect the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations, the asset mix of the plans' investment and average historical asset return. Actual long-term returns can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2018 combined pension and postretirement cost to increase $244. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase  Our expected composite rate of compensation increase cost of 3.00% in 2017 and 2016 reflects the long-term average rate of salary increases.

Mortality Tables  At December 31, 2017, we updated our assumed mortality rates to reflect our best estimate of future mortality, which decreased our pension obligation by $355 and our postretirement obligations by $95. At December 31, 2016, we updated our assumed mortality rates, which decreased our pension obligation by $793 and our postretirement obligations by $227.

Healthcare Cost Trend  Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Based on historical experience, updated expectations of healthcare industry inflation and recent prescription drug cost experience, our 2018 assumed annual healthcare prescription drug cost trend for non-Medicare eligible participants will decrease to our ultimate trend rate of 4.50%, in 2018 and for prescription drug cost for Medicare-eligible participants and medical cost for eligible participants will remain at an assumed annual and ultimate trend rate of 4.50%. This change in assumption decreased our obligation by $39. In 2017, our assumed annual healthcare prescription drug cost trend rate for non-Medicare eligible participants was 6.50%, trending to our ultimate trend rate of 4.50% in 2025. Medicare-eligible retirees who receive access to retiree health insurance coverage through a private insurance marketplace are not subject to assumed healthcare trend. In addition to the healthcare cost trend in 2017, we assumed an annual 2.50% growth in administrative expenses and an annual 3.00% growth in dental claims.

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-	One Percentage-
	Point Increase	Point Decrease
Increase (decrease) in total of service and interest cost components	$34	$(30)
Increase (decrease) in accumulated postretirement benefit obligation	401	(360)

Plan Assets
Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. As part of our voluntary contribution of the Mobility preferred equity interest, we will contribute $560 of cash distributions during 2018. We do not have significant ERISA required contributions to our pension plans for 2018.

We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually. In 2017, we made a voluntary contribution of $500 to one of our VEBA trusts.

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

The plans' weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets					Postretirement (VEBA) Assets
	Target			2017	2016	Target			2017	2016
Equity securities:
Domestic	20%	-	30%	23%	24%	13%	-	23%	18%	22%
International	10%	-	20%	16	15	10%	-	20%	15	19
Fixed income securities	35%	-	45%	41	39	35%	-	45%	40	38
Real assets	6%	-	16%	10	11	0%	-	6%	1	1
Private equity	4%	-	14%	10	11	0%	-	7%	2	2
Other	0%	-	5%	-	-	20%	-	30%	24	18
Total				100%	100%				100%	100%

At December 31, 2017, AT&T securities represented less than 0.5% of assets held by our pension trust and 4% of assets (primarily common stock) held by our VEBA trusts included in these financial statements.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2017:

Pension Assets and Liabilities at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$96	$-	$-	$96
Interest bearing cash	7	20	-	27
Foreign currency contracts	-	2	-	2
Equity securities:
Domestic equities	9,441	-	4	9,445
International equities	4,967	1	-	4,968
Fixed income securities:
Asset-backed securities	-	479	-	479
Mortgage-backed securities	-	765	-	765
Commercial mortgage-backed securities	-	170	-	170
Collateralized mortgage obligations/REMICS	-	284	-	284
Corporate and other fixed income instruments and funds	48	9,720	2	9,770
Government and municipal bonds	-	5,618	-	5,618
Real estate and real assets	-	-	2,287	2,287
Securities lending collateral	8	2,240	-	2,248
Receivable for variation margin	6	-	-	6
Assets at fair value	14,573	19,299	2,293	36,165
Investments sold short and other liabilities at fair value	(497)	(4)	-	(501)
Total plan net assets at fair value	$14,076	$19,295	$2,293	$35,664
Assets held at net asset value practical expedient
Private equity funds				4,493
Real estate funds				2,340
Commingled funds				5,142
Total assets held at net asset value practical expedient				11,975
Other assets (liabilities)[1]				(2,176)
Total Plan Net Assets				$45,463
1 Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$603	$725	$-	$1,328
Foreign currencies	8	-	-	8
Equity securities:
Domestic equities	857	9	-	866
International equities	600	-	-	600
Fixed income securities:
Asset-backed securities	-	39	2	41
Commercial mortgage-backed securities	-	53	2	55
Mortgage-backed securities	-	271	-	271
Collateralized mortgage obligations	-	91	1	92
Corporate and other fixed income instruments and funds	-	456	-	456
Government and municipal bonds	-	439	-	439
Securities lending collateral	-	120	-	120
Total plan net assets at fair value	$2,068	$2,203	$5	$4,276
Assets held at net asset value practical expedient
Private equity funds				102
Real estate funds				41
Commingled funds				1,750
Total assets held at net asset value practical expedient				1,893
Other assets (liabilities)[1]				(196)
Total Plan Net Assets				$5,973
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2017:

Pension Assets	Equities	Fixed Income Funds	Real Estate and Real Assets	Total
Balance at beginning of year	$1	$40	$2,273	$2,314
Realized gains (losses)	1	-	(73)	(72)
Unrealized gains (losses)	(2)	1	216	215
Transfers in	-	-	25	25
Transfers out	-	(32)	-	(32)
Purchases	5	-	157	162
Sales	(1)	(7)	(311)	(319)
Balance at end of year	$4	$2	$2,287	$2,293

Postretirement Assets	Fixed Income Funds	Total
Balance at beginning of year	$26	$26
Transfers out	(15)	(15)
Purchases	2	2
Sales	(8)	(8)
Balance at end of year	$5	$5

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2016:

Pension Assets and Liabilities at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$94	$-	$-	$94
Interest bearing cash	-	77	-	77
Foreign currency contracts	-	7	-	7
Equity securities:
Domestic equities	8,299	-	-	8,299
International equities	4,389	-	5	4,394
Fixed income securities:
Asset-backed securities	-	399	-	399
Mortgage-backed securities	-	838	-	838
Commercial mortgage-backed securities	-	208	-	208
Collateralized mortgage obligations/REMICS	-	269	-	269
Corporate and other fixed income instruments and funds	75	8,442	40	8,557
Government and municipal bonds	80	4,889	-	4,969
Real estate and real assets	-	-	2,273	2,273
Securities lending collateral	207	1,977	-	2,184
Receivable for variation margin	8	-	-	8
Purchased options	-	1	-	1
Assets at fair value	13,152	17,107	2,318	32,577
Investments sold short and other liabilities at fair value	(643)	(7)	(4)	(654)
Total plan net assets at fair value	$12,509	$17,100	$2,314	$31,923
Assets held at net asset value practical expedient
Private equity funds				4,648
Real estate funds				2,392
Commingled funds				5,721
Total assets held at net asset value practical expedient				12,761
Other assets (liabilities)[1]				(2,074)
Total Plan Net Assets				$42,610
[1] Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$175	$593	$-	$768
Foreign currencies	6	-	-	6
Equity securities:
Domestic equities	1,240	9	-	1,249
International equities	834	-	-	834
Fixed income securities:
Asset-backed securities	-	33	4	37
Commercial mortgage-backed securities	-	108	13	121
Mortgage-backed securities	-	193	-	193
Collateralized mortgage obligations	-	32	2	34
Corporate and other fixed income instruments and funds	-	422	7	429
Government and municipal bonds	20	466	-	486
Securities lending collateral	-	128	-	128
Total plan net assets at fair value	$2,275	$1,984	$26	$4,285
Assets held at net asset value practical expedient
Private equity funds				118
Real estate funds				61
Commingled funds				1,667
Total assets held at net asset value practical expedient				1,846
Other assets (liabilities)[1]				(210)
Total Plan Net Assets				$5,921
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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2017. Because benefit payments will depend on future employment and compensation levels; average years employed; average life spans; and payment elections, among other factors, changes in any of these assumptions could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits
2018	$4,633	$1,751
2019	4,191	1,719
2020	4,180	1,707
2021	4,149	1,692
2022	4,063	1,670
Years 2023 - 2027	19,653	7,267

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

We use the same significant assumptions for the composite rate of compensation increase in determining our projected benefit obligation and the net pension and postemployment benefit cost. Our discount rates of 3.70% at December 31, 2017 and 4.20% at December 31, 2016 were calculated using the same methodologies used in calculating the discount rate for our qualified pension and postretirement benefit plans. The following tables provide the plans' benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts are recorded as "Other noncurrent liabilities" on our consolidated balance sheets.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets at December 31:

	2017	2016
Projected benefit obligation	$(2,344)	$(2,378)
Accumulated benefit obligation	(2,285)	(2,314)
Fair value of plan assets	-	-

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:
Net Periodic Benefit Cost	2017	2016	2015
Service cost – benefits earned during the period	$13	$12	$9
Interest cost on projected benefit obligation	77	83	77
Amortization of prior service cost (credit)	(1)	(1)	1
Actuarial (gain) loss	126	72	(36)
Net supplemental retirement pension cost	$215	$166	$51

Other Changes Recognized in Other Comprehensive Income	2017	2016	2015
Prior service (cost) credit	$1	$1	$(1)
Amortization of prior service cost (credit)	(1)	(1)	1
Total recognized in other comprehensive (income) loss (net of tax)	$-	$-	$-

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

The estimated prior service credit for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $(1).

Deferred compensation expense was $138 in 2017, $148 in 2016 and $122 in 2015. Our deferred compensation liability, included in "Other noncurrent liabilities," was $1,310 at December 31, 2017, and $1,273 at December 31, 2016.

Contributory Savings Plans
We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees' accounts and was $703, $631 and $653 for the years ended December 31, 2017, 2016 and 2015.

NOTE 13. SHARE-BASED PAYMENTS

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units. We grant performance stock units, which are nonvested stock units, based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash settled portion of these awards as a liability. We grant forfeitable restricted stock and stock units, which are valued at the market price of our common stock at the date of grant and predominantly vest over a four- or five-year period. We also grant other nonvested stock units and award them in cash at the end of a three-year period, subject to the achievement of certain market based conditions. As of December 31, 2017, we were authorized to issue up to approximately 119 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

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

Our consolidated statements of income include the compensation cost recognized for those plans as operating expenses, as well as the associated tax benefits, which are reflected in the table below:

	2017	2016	2015
Performance stock units	$395	$480	$299
Restricted stock and stock units	90	152	147
Other nonvested stock units	(5)	21	5
Total	$480	$653	$451
Income tax benefit	$184	$250	$172

A summary of the status of our nonvested stock units as of December 31, 2017, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2017	31	$35.57
Granted	13	41.17
Vested	(14)	34.70
Forfeited	(1)	37.48
Nonvested at December 31, 2017	29	$38.35

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

As of December 31, 2017, there was $572 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 2.16 years. The total fair value of shares vested during the year was $473 for 2017, compared to $614 for 2016 and $450 for 2015.

It is our intent to satisfy share option exercises using our treasury stock. Cash received from stock option exercises was $33 for 2017, $179 for 2016 and $46 for 2015.

NOTE 14. STOCKHOLDERS' EQUITY

Stock Repurchase Program  From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. Our Board of Directors approved authorizations in both March 2013 and 2014 that allow us to repurchase 300 million shares of our common stock under each program. For the year ended December 31, 2017, we had repurchased approximately 7 million shares for distribution through our employee benefit plans totaling $279 under the authorizations. At December 31, 2017, we had approximately 388 million shares remaining from these authorizations. For the year ended December 31, 2016, we had repurchased approximately 11 million shares totaling $444 under the authorizations.

To implement these authorizations, we used open market repurchase programs, relying on Rule 10b5-1 of the Securities Exchange Act of 1934 where feasible.

Dividend Declarations  In December 2017, the Company declared an increase in its quarterly dividend to $0.50 per share of common stock. In October 2016, the Company declared an increase in its quarterly dividend to $0.49 per share of common stock.

Preferred Equity Interest  The preferred equity interest discussed in Note 12 is not transferable by the trust except through its put and call features, and therefore has been eliminated in consolidation. As originally written, after a period of five years from the contribution or, if earlier, the date upon which the pension plan trust is fully funded as determined under GAAP, AT&T has a right to purchase from the pension plan trust some or all of the preferred equity interest at the greater of the fair market value or minimum liquidation value plus any unpaid cumulative dividends. In addition, AT&T will have the right to purchase the preferred equity interest in the event AT&T's ownership of Mobility is less than 50% or there is a transaction that results in the transfer of 50% or more of the pension plan trust's assets to an entity not under common control with AT&T (collectively, a change of control). In September 2017, AT&T notified the trust and the fiduciary of the preferred equity interest that AT&T committed that it would not exercise its call option of the preferred interest until at least September 9, 2022.

The pension plan trust has the right to require AT&T to purchase the preferred equity interest at the greater of their fair market value or minimum liquidation value plus any unpaid cumulative dividends, and in installments, as specified in the contribution agreement upon the occurrence of any of the following: (1) at any time if the ratio of debt to total capitalization of Mobility exceeds that of AT&T, (2) the date on which AT&T Inc. is rated below investment grade for two consecutive calendar quarters, (3) upon a change of control if AT&T does not exercise its purchase option, or (4) at any time after a seven-year period ending in September 2020. In the event AT&T elects or is required to purchase the preferred equity interest, AT&T may elect to settle the purchase price in cash or shares of AT&T common stock or a combination thereof. Because the preferred equity interest was not considered outstanding for accounting purposes at year-end, it did not affect the calculation of earnings per share for any of the periods presented.

NOTE 15. SALES OF EQUIPMENT INSTALLMENT RECEIVABLES

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. As of December 31, 2017 and December 31, 2016, gross equipment installment receivables of $6,079 and $5,665 were included on our consolidated balance sheets, of which $3,340 and $3,425 are notes receivable that are included in "Accounts receivable - net."

In 2014, we entered into an uncommitted agreement pertaining to the sale of equipment installment receivables and related security with Citibank and various other relationship banks as purchasers (collectively, the Purchasers). Under this agreement, we transfer certain receivables to the Purchasers for cash and additional consideration upon settlement of the receivables, referred to as the deferred purchase price. Since 2014, we have made beneficial modifications to the agreement. During 2017, we modified the agreement and entered into a second uncommitted agreement with the Purchasers such that we

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

receive more upfront cash consideration at the time the receivables are transferred to the Purchasers. Additionally, in the event a customer trades in a device prior to the end of the installment contract period, we agree to make a payment to the Purchasers equal to any outstanding remaining installment receivable balance. Accordingly, we record a guarantee obligation to the Purchasers for this estimated amount at the time the receivables are transferred. Under the terms of the agreement, we continue to bill and collect the payments from our customers on behalf of the Purchasers. Since inception, cash proceeds received, net of remittances (excluding amounts returned as deferred purchase price), were $4,337.

The following table sets forth a summary of equipment installment receivables sold:

	2017	2016	2015
Gross receivables sold	$8,058	$7,629	$7,436
Net receivables sold[1]	7,388	6,913	6,704
Cash proceeds received	5,623	4,574	4,439
Deferred purchase price recorded	2,077	2,368	2,266
Guarantee obligation recorded	215	-	-
[1] Receivables net of allowance, imputed interest and trade-in right guarantees.

The deferred purchase price and guarantee obligation are initially recorded at estimated fair value and subsequently carried at the lower of cost or net realizable value. The estimation of their fair values is based on remaining installment payments expected to be collected and the expected timing and value of device trade-ins. The estimated value of the device trade-ins considers prices offered to us by independent third parties that contemplate changes in value after the launch of a device model. The fair value measurements used for the deferred purchase price and the guarantee obligation are considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 10).

The following table shows the equipment installment receivables, previously sold to the Purchasers, which we repurchased in exchange for the associated deferred purchase price:

	2017	2016	2015
Fair value of repurchased receivables	$1,699	$1,675	$685
Carrying value of deferred purchase price	1,524	1,638	534
Gain on repurchases[1]	$175	$37	$151
[1] These gains are included in "Selling, general and administrative" in the consolidated statements of income.

At December 31, 2017 and December 31, 2016, our deferred purchase price receivable was $2,749 and $3,090, respectively, of which $1,781 and $1,606 are included in "Other current assets" on our consolidated balance sheets, with the remainder in "Other Assets." Our maximum exposure to loss as a result of selling these equipment installment receivables is limited to the total amount of our deferred purchase price and guarantee obligation.

The sales of equipment installment receivables did not have a material impact on our consolidated statements of income or to "Total Assets" reported on our consolidated balance sheets. We reflect the cash flows related to the arrangement as operating activities in our consolidated statements of cash flows because the cash received from the Purchasers upon both the sale of the receivables and the collection of the deferred purchase price is not subject to significant interest rate risk. See Note 1 for discussion of the change in classification of cash receipts on the deferred purchase price from operating activities to investing activities, effective January 1, 2018.

The outstanding portfolio of installment receivables derecognized from our condensed consolidated balance sheets, but which we continue to service, was $7,446 at December 31, 2017.

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

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

We determined our continuing involvement with the tower assets prevented us from achieving sale-leaseback accounting for the transaction, and we accounted for the cash proceeds from Crown Castle as a financing obligation on our consolidated balance sheets. We record interest on the financing obligation using the effective interest method at a rate of approximately 3.9%. The financing obligation is increased by interest expense and estimated future net cash flows generated and retained by Crown Castle from operation of the tower sites, and reduced by our contractual payments. We continue to include the tower assets in "Property, plant and equipment" on our consolidated balance sheets and depreciate them accordingly. At December 31, 2017 and 2016, the tower assets had a balance of $882 and $921, respectively. Our depreciation expense for these assets was $39 for each of 2017, 2016 and 2015.

Payments made to Crown Castle under this arrangement were $234 for 2017. At December 31, 2017, the future minimum payments under the sublease arrangement are $239 for 2018, $244 for 2019, $248 for 2020, $253 for 2021, $258 for 2022, and $1,794 thereafter.

NOTE 17. FIRSTNET

In March 2017, the First Responder Network Authority (FirstNet) announced its selection of AT&T to build and manage the first nationwide broadband network dedicated to America's first responders. By January 2018, all 56 jurisdictions, including 50 states, the District of Columbia and five U.S. territories, have elected to participate in the network. Under the awarded 25-year agreement, FirstNet will provide 20 MHz of valuable telecommunications spectrum and success-based payments of $6,500 over the next five years to support network buildout. We expect to spend about $40,000, in part recoverable from FirstNet, over the life of the 25-year contract to build, operate and maintain the network. The spectrum provides priority use to first responders, which are included as wireless subscribers and contribute to wireless revenues. As allowed under the agreement, excess capacity on the spectrum is used for any of AT&T's subscriber base.

Under the agreement, we are required to construct a network that achieves coverage and nationwide interoperability requirements. We have a contractual commitment to make sustainability payments of $18,000 over the 25-year contract. These sustainability payments represent our commitment to fund FirstNet's operating expenses and future reinvestments in the network which we will own and operate. FirstNet has a statutory requirement to reinvest funds that exceed the agency's operating expenses, which are anticipated to be in the $75-$100 range annually, and when including increases for inflation, we expect to be in the $3,000 or less range over the life of the 25-year contract. Being subject to federal acquisition rules, FirstNet is prohibited from contractually committing to a specific vendor for future network reinvestment. However, it is highly probable that AT&T will receive substantially all of the funds reinvested into the network since AT&T will own and operate the infrastructure and have exclusive rights to use the spectrum as all states have opted in. After FirstNet's operating expenses are paid, we anticipate that the remaining amount, expected to be in the $15,000 range, will be reinvested into the network.

At December 31, 2017, the future sustainability payments under the agreement are $240 for 2018, $120 for 2019, 2020, and 2021, $195 for 2022 and $17,205 thereafter. Amounts paid to FirstNet which are not returned to AT&T to be reinvested into our network will be expensed in the period paid. In the event FirstNet does not reinvest any funds to construct, operate, improve and maintain this network, our maximum exposure to loss is the total amount of the sustainability payments, which would be reflected in higher expense.

The $6,500 of initial funding from FirstNet is contingent on the achievement of six operating capability milestones and certain first responder subscriber adoption targets. These milestones are based on coverage objectives of the first responder network during the construction period, which is expected to be over five years, and subscriber adoption targets. Funding payments to be received from FirstNet are reflected as a reduction from the costs capitalized in the construction of the network, and, as appropriate, a reduction of associated operating expenses.

As of December 31, 2017, we have completed certain task orders related to the construction of the network and have collected $328 to date. We have reflected these amounts as a reduction to the costs incurred to complete the task orders. We anticipate collecting the remainder of the $6,500 from FirstNet as we achieve milestones set out by FirstNet over the next five years.

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $10,074 in 2018, $12,331 in total for 2019 and 2020, $7,003 in total for 2021 and 2022 and $5,831 in total for years thereafter.

See Note 10 for a discussion of collateral and credit-risk contingencies.

NOTE 19. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2017	2016
Current customer fulfillment costs (included in Other current assets)	$3,877	$3,398
Accounts payable and accrued liabilities:
Accounts payable	$24,439	$22,027
Accrued payroll and commissions	2,284	2,450
Current portion of employee benefit obligation	1,585	1,644
Accrued interest	2,661	2,023
Other	3,501	2,994
Total accounts payable and accrued liabilities	$34,470	$31,138

Consolidated Statements of Income	2017	2016	2015
Advertising expense	$3,772	$3,768	$3,632
Interest expense incurred	$7,203	$5,802	$4,917
Capitalized interest	(903)	(892)	(797)
Total interest expense	$6,300	$4,910	$4,120

Consolidated Statements of Cash Flows	2017	2016	2015
Cash paid during the year for:
Interest	$6,622	$5,696	$4,822
Income taxes, net of refunds	2,006	3,721	1,851

No customer accounted for more than 10% of consolidated revenues in 2017, 2016 or 2015.

Labor Contracts  As of January 31, 2018, we employed approximately 252,000 persons. Approximately 46% of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers (IBEW) or other unions. Contracts covering approximately 23,000 will expire during 2018, including approximately 10,000 traditional wireline employees in our five-state Midwest region and approximately 10,000 mobility employees in our nine-state Southeast region. After expiration of the current agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached.

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

NOTE 20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2017 Calendar Quarter
	First	Second[1]	Third	Fourth[1,2]	Annual
Total Operating Revenues	$39,365	$39,837	$39,668	$41,676	$160,546
Operating Income	6,864	7,323	6,403	359	20,949
Net Income	3,574	4,014	3,123	19,136	29,847
Net Income Attributable to AT&T	3,469	3,915	3,029	19,037	29,450
Basic Earnings Per Share
Attributable to AT&T3	$0.56	$0.63	$0.49	$3.08	$4.77
Diluted Earnings Per Share
Attributable to AT&T3	$0.56	$0.63	$0.49	$3.08	$4.76
Stock Price
High	$43.02	$41.69	$39.41	$39.51
Low	40.61	37.46	35.59	32.86
Close	41.55	37.73	39.17	38.88
[1] Includes actuarial gains and losses on pension and postretirement benefit plans (Note 12).
[2] Includes an asset abandonment charge (Note 6) and the impact of federal corporate income tax reform (Note 11).
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
[1] Includes an actuarial loss on pension and postretirement benefit plans (Note 12) and asset impairment charges (Note 6) and changes in accounting estimates for network asset lives and salvage values, and customer fulfillment costs.
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

AT&T management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework). Based on its assessment, AT&T management believes that, as of December 31, 2017, the company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company's internal control over financial reporting.

/s/ Randall Stephenson Randall Stephenson Chairman of the Board, Chief Executive Officer and President	/s/ John J. Stephens John J. Stephens Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AT&T Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1999.

Dallas, Texas
February 20, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AT&T Inc.

Opinion on Internal Control over Financial Reporting
We have audited AT&T Inc.'s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AT&T Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2017 consolidated financial statements of the Company and our report dated February 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
February 20, 2018