Form 10-K, Exhibit 13
period 2018-12-31
AT&T INC.
filed 2019-02-20
CIK 732717

Exhibit 13

Selected Financial and Operating Data

Dollars in millions except per share amounts

At December 31 and for the year ended:	2018	2017	2016	2015	2014
Financial Data
Operating revenues	$170,756	$160,546	$163,786	$146,801	$132,447
Operating expenses	$144,660	$140,576	$140,243	$126,439	$113,860
Operating income	$26,096	$19,970	$23,543	$20,362	$18,587
Interest expense	$7,957	$6,300	$4,910	$4,120	$3,613
Equity in net income (loss) of affiliates	$(48)	$(128)	$98	$79	$175
Other income (expense) - net	$6,782	$1,597	$1,081	$4,371	$(4,794)
Income tax (benefit) expense	$4,920	$(14,708)	$6,479	$7,005	$3,619
Net Income	$19,953	$29,847	$13,333	$13,687	$6,736
Less: Net Income Attributable to Noncontrolling Interest	$(583)	$(397)	$(357)	$(342)	$(294)
Net Income Attributable to AT&T	$19,370	$29,450	$12,976	$13,345	$6,442
Earnings Per Common Share:
Net Income Attributable to AT&T	$2.85	$4.77	$2.10	$2.37	$1.24
Earnings Per Common Share - Assuming Dilution:
Net Income Attributable to AT&T	$2.85	$4.76	$2.10	$2.37	$1.24
Cash and cash equivalents	$5,204	$50,498	$5,788	$5,121	$8,603
Total assets	$531,864	$444,097	$403,821	$402,672	$296,834
Long-term debt	$166,250	$125,972	$113,681	$118,515	$75,778
Total debt	$176,505	$164,346	$123,513	$126,151	$81,834
Capital expenditures[1]	$21,251	$21,550	$22,408	$20,015	$21,433
Dividends declared per common share	$2.01	$1.97	$1.93	$1.89	$1.85
Book value per common share	$26.63	$23.13	$20.22	$20.12	$17.40
Ratio of earnings to fixed charges	3.42	2.63	3.59	4.01	2.91
Debt ratio	47.7%	53.6%	49.9%	50.5%	47.5%
Net debt ratio	46.2%	37.2%	47.5%	48.5%	42.6%
Weighted-average common shares outstanding (000,000)	6,778	6,164	6,168	5,628	5,205
Weighted-average common shares outstanding with dilution (000,000)	6,806	6,183	6,189	5,646	5,221
End of period common shares outstanding (000,000)	7,282	6,139	6,139	6,145	5,187

Number of employees	268,220	254,000	268,540	281,450	243,620
[1]	Includes FirstNet reimbursements of $1,429 in 2018, $279 in 2017 and $0 in 2016-2014 (see Note 19).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Dollars in millions except per share amounts

OVERVIEW

AT&T Inc. is referred to as “we,” “AT&T” or the “Company” throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate worldwide in the telecommunications, media and technology industries. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes (Notes). We completed the acquisition of Time Warner Inc. (Time Warner) on June 14, 2018, and have included its results after that date. In accordance with U.S. generally accepted accounting principles (GAAP), operating results from Time Warner prior to the acquisition are excluded.

We have four reportable segments: (1) Communications, (2) WarnerMedia, (3) Latin America and (4) Xandr. Our segment results presented in Note 4 and discussed below follow our internal management reporting. We analyze our segments based on segment operating contribution, which consists of operating income, excluding acquisition-related costs and other significant items and equity in net income (loss) of affiliates for investments managed within each segment. Each segment’s percentage calculation of total segment operating revenue and contribution is derived from our segment results table in Note 4 and may total more than 100 percent due to losses in one or more segments. Percentage increases and decreases that are not considered meaningful are denoted with a dash.

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating Revenues
Communications	$144,631	$150,378	$154,232	(3.8)%	(2.5)%
WarnerMedia	18,941	430	418	-	2.9
Latin America	7,652	8,269	7,283	(7.5)	13.5
Xandr	1,740	1,373	1,333	26.7	3.0
Corporate and other	1,191	1,279	1,731	(6.9)	(26.1)
Eliminations and consolidation	(3,399)	(1,183)	(1,211)	-	2.3
AT&T Operating Revenues	170,756	160,546	163,786	6.4	(2.0)

Operating Contribution
Communications	32,262	31,685	32,437	1.8	(2.3)
WarnerMedia	5,695	62	96	-	(35.4)
Latin America	(710)	(266)	(661)	-	59.8
Xandr	1,333	1,202	1,233	10.9	(2.5)
Segment Operating Contribution	$38,580	$32,683	$33,105	18.0%	(1.3)%

The Communications segment accounted for approximately 84% of our 2018 total segment operating revenues compared to 94% in 2017 and 84% of our 2018 total segment operating contribution as compared to 97% in 2017. This segment provides services to businesses and consumers located in the U.S. or in U.S. territories and businesses globally. Our business strategies reflect bundled product offerings that cut across product lines and utilize shared assets. This segment contains the following business units:

●	Mobility provides nationwide wireless service and equipment.
●	Entertainment Group provides video, internet and voice communications services to residential customers.
●	Business Wireline provides advanced IP-based services (referred to as “strategic services”), as well as traditional voice and data services to business customers.

The WarnerMedia segment accounted for approximately 11% of our 2018 total segment operating revenues and 15% of our 2018 total segment operating contribution. This segment develops, produces and distributes feature films, television, gaming and other content over various physical and digital formats. This segment contains the following business units:

●	Turner primarily operates multichannel basic television networks and digital properties.
●	Home Box Office primarily operates multichannel premium pay television services.
●	Warner Bros. principally produces and distributes television shows, feature films and games.

The Latin America segment accounted for approximately 4% of our 2018 total segment operating revenues compared to 5% in 2017. This segment provides entertainment and wireless services outside of the U.S. This segment contains the following business units:

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

●	Vrio provides video services primarily to residential customers using satellite technology.
●	Mexico provides wireless service and equipment to customers in Mexico.

The Xandr segment accounted for approximately 1% of our total segment operating revenues in 2018 and 2017 and 3% of our 2018 total segment operating contribution as compared to 4% in 2017. This segment provides advertising services. These services utilize data insights to develop higher-value targeted advertising.

RESULTS OF OPERATIONS

Consolidated Results Our financial results are summarized in the following table. We then discuss factors affecting our overall results for the past three years. Additional analysis is discussed in our “Segment Results” section. We also discuss our expected revenue and expense trends for 2019 in the “Operating Environment and Trends of the Business” section. Percentage increases and decreases that are not considered meaningful are denoted with a dash. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Operating revenues
Service	$152,345	$145,597	$148,884	4.6%	(2.2)%
Equipment	18,411	14,949	14,902	23.2	0.3
Total Operating Revenues	170,756	160,546	163,786	6.4	(2.0)
Operating expenses
Operations and support	116,230	116,189	114,396	-	1.6
Depreciation and amortization	28,430	24,387	25,847	16.6	(5.6)
Total Operating Expenses	144,660	140,576	140,243	2.9	0.2
Operating Income	26,096	19,970	23,543	30.7	(15.2)
Interest expense	7,957	6,300	4,910	26.3	28.3
Equity in net income (loss) of affiliates	(48)	(128)	98	62.5	-
Other income (expense) – net	6,782	1,597	1,081	-	47.7
Income Before Income Taxes	24,873	15,139	19,812	64.3	(23.6)
Net Income	19,953	29,847	13,333	(33.1)	-
Net Income Attributable to AT&T	$19,370	$29,450	$12,976	(34.2)%	- %

OVERVIEW

Operating revenues increased in 2018 and decreased in 2017. The increase in 2018 was primarily due to our acquisition of Time Warner and growth in our Xandr segment. Partially offsetting the increases was our adoption of a new revenue accounting standard, which included our policy election to record Universal Service Fund (USF) fees on a net basis. Also offsetting revenues were declines in our Communications segment, which continues to experience pressure from developing technology and shifts in customer behavior, partially offset by increased equipment revenues. The decrease in 2017 was attributable to the Communications segment, primarily driven by continued declines in legacy wireline voice and data products, lower wireless service and equipment revenues and waived revenues due to natural disasters. The 2017 declines were partially offset by increased revenue from video and strategic business services and increased sales volume in Mexico.

Operations and support expenses increased in 2018 and 2017. The increase in 2018 was primarily due to business acquisitions in 2018, higher content costs and higher equipment costs related to wireless device sales and upgrades in our Communications segment. The increase was partially offset by our adoption of new accounting rules, which included our policy election to record USF fees on a net basis, and a prior year noncash charge resulting from the abandonment of certain copper assets that will not be necessary to support future network activity due to fiber deployment plans in particular markets (see Note 8). The increase in 2017 was due to annual content cost increases and additional programming costs in our video business and the copper abandonment charge. The increase was partially offset by lower expenses due to our continued focus

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

on cost management, lower equipment expenses, lower selling and commission costs from reduced volumes and lower marketing costs.

Depreciation and amortization expense increased in 2018 and decreased in 2017. Depreciation expense increased $311, or 1.6%, in 2018. The increase was primarily due to the Time Warner acquisition as well as ongoing capital spending for network upgrades and expansion offset by lower expense resulting from our fourth-quarter 2017 abandonment of certain copper network assets. Depreciation expense decreased $895, or 4.3%, in 2017. The decrease was primarily due to our fourth-quarter 2016 change in estimated useful lives and salvage values of certain assets associated with our transition to an IP-based network, which accounted for $845 of the decrease. Also contributing to lower depreciation expenses were network assets becoming fully depreciated. These decreases were partially offset by increases resulting from ongoing capital spending for upgrades and expansion.

Amortization expense increased $3,732 in 2018 primarily due to the amortization of intangibles associated with WarnerMedia. Amortization expense decreased $565 in 2017 due to lower amortization of intangibles for customer lists associated with acquisitions.

Operating income increased in 2018 and decreased in 2017. Our operating margin was 15.3% in 2018, compared to 12.4% in 2017 and 14.4% in 2016.

Interest expense increased in 2018 and 2017, primarily due to our acquisition of Time Warner. The increase in 2018 was primarily due to higher debt balances related to the acquisition, including interest expense on Time Warner notes, and lower capitalized interest associated with our network plans putting spectrum in service. The increase in 2017 was primarily due to higher debt balances in anticipation of closing our acquisition of Time Warner and an increase in average interest rates when compared to the prior year. Financing fees related to pending acquisitions and debt exchange costs also contributed to higher interest expense in 2017.

Equity in net income (loss) of affiliates increased in 2018 and decreased in 2017. The increase in 2018 was primarily due to 2017 losses from our legacy publishing business, which was sold in June 2017, partially offset by the net losses from investments acquired through the purchase of Time Warner. The decrease in 2017 was predominantly due to losses from the aforementioned publishing business. (See Note 9)

Other income (expense) – net increased in 2018 and 2017. The increase in 2018 was primarily due to actuarial gains of $3,412 in 2018 compared to a loss of $1,258 in 2017, and also included gains of $826 on the disposition of our data colocation business and Otter Media Holdings (Otter Media) transaction, and higher interest income on investments held prior to the closing of our Time Warner acquisition. The increase in 2017 was primarily due to increased amortization of prior service credits and lower interest costs associated with benefit plans that were partially offset by higher actuarial remeasurement losses in 2017. The increase also included higher interest and dividend income, which was largely a result of interest on cash held in anticipation of closing our acquisition of Time Warner, and an increase in net gains from the sale of nonstrategic assets and investments.

Income tax expense increased in 2018 and decreased in 2017, primarily driven by the enactment of U.S. corporate tax reform in December 2017, resulting in the remeasurement of our deferred tax obligation using the 21% U.S. federal tax rate from the previous 35% rate. The increase in 2018 was also due in part to increases for tax positions related to prior years offset by income tax benefits related to our foreign investments. Our effective tax rate was 19.8% in 2018, (97.2)% in 2017 and 32.7% in 2016.

The Tax Cuts and Jobs Act (the Act) was enacted on December 22, 2017. The Act reduced the U.S. federal corporate tax rate from 35% to 21% and implemented a territorial tax system. Accounting Standards Codification (ASC) 740, “Income Taxes,” requires that the effects of changes in tax rates and laws be recognized in the period in which the legislation is enacted. As a result, we decreased our 2017 tax expense by $20,271 primarily related to the remeasurement of our net deferred tax liabilities at the new lower federal tax rate, $816 of which represented the change in statutory rates on items deductible in the fourth quarter. The effects related to foreign earnings of the one-time transition tax and new territorial tax system did not create material impacts to the effective tax rate and total tax expense. Also, as a result of the Act, we decreased our 2018 tax expense by $718 primarily related to the measurement period adjustments of our net deferred tax liabilities at the new lower

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

federal tax rate in connection with completing our analysis of the impacts of the Act. (See Note 13)

We expect our effective tax rate in 2019 to be approximately 23% (excluding any one-time items).

Segment Results Our segments are strategic business units that offer different products and services over various technology platforms and/or in different geographies that are managed accordingly. Our segment results presented below follow our internal management reporting. In addition to segment operating contribution, we also evaluate segment performance based on EBITDA and/or EBITDA margin, which is defined as segment operating contribution, excluding equity in net income (loss) of affiliates and depreciation and amortization. We believe EBITDA to be a relevant and useful measurement to our investors as it is part of our internal management reporting and planning processes and it is an important metric that management uses to evaluate operating performance. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses. EBITDA margin is EBITDA divided by total revenues.

COMMUNICATIONS SEGMENT				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Segment Operating Revenues
Mobility	$71,344	$71,090	$72,587	0.4%	(2.1)%
Entertainment Group	46,460	49,995	50,660	(7.1)	(1.3)
Business Wireline	26,827	29,293	30,985	(8.4)	(5.5)
Total Segment Operating Revenues	144,631	150,378	154,232	(3.8)	(2.5)

Segment Operating Contribution
Mobility	21,722	20,204	20,743	7.5	(2.6)
Entertainment Group	4,713	5,471	5,898	(13.9)	(7.2)
Business Wireline	5,827	6,010	5,796	(3.0)	3.7
Total Segment Operating Contribution	$32,262	$31,685	$32,437	1.8%	(2.3)%

Operating revenues decreased in 2018 and 2017, driven by declines in our Entertainment Group and Business Wireline business units, partially offset by increases in our Mobility business unit in 2018. The decrease in 2018 was primarily due to our policy election to no longer include USF fees in revenues, shifts to over-the-top (OTT) video offerings and continued declines in legacy voice and data products and linear video, partially offset by higher wireless service and equipment revenues from increased postpaid smartphone sales. The decrease in 2017 was driven by declines in legacy voice and data products, shifts to unlimited wireless plans and lower wireless handset sales and upgrades, partially offset by growth in advanced IP services.

In the first half of 2018, we continued to see pressure from legacy services revenues and from wireless service revenues as we lapped the first year of offering unlimited data plans. Since our unlimited plans have now been in effect for over a year, service revenues on a comparable basis have shown improvements, which we expect to continue in 2019.

Operating contribution increased in 2018 and decreased in 2017. The 2018 contribution was positively impacted by new revenue accounting rules and improvement in our Mobility business unit, partially offset by declines in our Entertainment Group and Business Wireline business units. Our 2017 contribution decreased due to declines in our Mobility and Entertainment Groups. Our Communications segment operating income margin was 22.3% in 2018, 21.1% in 2017 and 21.0% in 2016.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Communications Business Unit Discussion

Mobility Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Operating revenues
Service	$54,933	$57,696	$59,152	(4.8)%	(2.5)%
Equipment	16,411	13,394	13,435	22.5	(0.3)
Total Operating Revenues	71,344	71,090	72,587	0.4	(2.1)

Operating expenses
Operations and support	41,266	42,871	43,567	(3.7)	(1.6)
Depreciation and amortization	8,355	8,015	8,277	4.2	(3.2)
Total Operating Expenses	49,621	50,886	51,844	(2.5)	(1.8)
Operating Income	21,723	20,204	20,743	7.5	(2.6)
Equity in Net Income (Loss) of Affiliates	(1)	-	-	-	-
Operating Contribution	$21,722	$20,204	$20,743	7.5%	(2.6)%

The following tables highlight other key measures of performance for Mobility:

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Wireless Subscribers
Postpaid smartphones	60,712	59,874	59,096	1.4%	1.3%
Postpaid feature phones and data-centric devices	16,177	17,636	18,276	(8.3)	(3.5)
Postpaid	76,889	77,510	77,372	(0.8)	0.2
Prepaid	17,000	15,335	13,536	10.9	13.3
Branded	93,889	92,845	90,908	1.1	2.1
Reseller	7,782	9,366	11,949	(16.9)	(21.6)
Connected devices[1]	51,335	38,991	31,591	31.7	23.4
Total Wireless Subscribers	153,006	141,202	134,448	8.4	5.0

Branded Smartphones	75,384	72,924	70,817	3.4	3.0
Smartphones under our installment programs at end of period	31,418	32,438	30,688	(3.1)%	5.7%

[1]	Includes data-centric devices such as session-based tablets, monitoring devices and primarily wholesale automobile systems. Excludes postpaid tablets.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Wireless Net Additions[1]
Postpaid[4]	(97)	641	986	- %	(35.0)%
Prepaid	1,290	1,013	1,575	27.3	(35.7)
Branded Net Additions	1,193	1,654	2,561	(27.9)	(35.4)
Reseller	(1,704)	(1,871)	(1,846)	8.9	(1.4)
Connected devices[2]	12,321	9,691	5,349	27.1	81.2
Wireless Net Subscriber Additions	11,810	9,474	6,064	24.7	56.2

Smartphones sold under our installment programs during period	16,344	16,667	17,871	(1.9)%	(6.7)%

Branded Churn[3]	1.67%	1.68%	1.61%	(1)BP	7 BP
Postpaid Churn[3]	1.12%	1.07%	1.07%	5 BP	- BP
Postpaid Phone-Only Churn[3,4]	0.90%	0.85%	0.92%	5 BP	(7)BP

[1]	Excludes acquisition-related additions during the period.
[2]	Includes data-centric devices such as session-based tablets, monitoring devices and primarily wholesale automobile systems. Excludes postpaid tablets.
[3]

Calculated by dividing the aggregate number of wireless subscribers who canceled service during a month divided by the total number of wireless subscribers at the beginning of that month. The churn rate for the period is equal to the average of the churn rate for each month of that period.

[4]	Postpaid phone net adds were 194, (318) and (874) for the years 2018, 2017 and 2016, respectively.

Service revenue decreased during 2018 largely due to our adoption of a new accounting standard that included our policy election to no longer include USF fees in revenues, resulting in less revenue being allocated to the service component of bundled contracts. Partially offsetting this decrease was higher prepaid service revenues from growth in Cricket and AT&T PREPAIDSM subscribers and the diminishing impact of customers shifting to discounted monthly service charges under our unlimited plans. Service revenue declines in 2017 were primarily due to customer migration to unlimited plans, partially offset by growth in prepaid services. Since our unlimited plans have now been in effect for over a year, service revenues on a comparable basis have shown improvements, which we expect to continue in 2019.

ARPU

ARPU decreased in 2018 and was affected by the new revenue accounting standard, which reduces the service revenue recognized, and by customers shifting to unlimited plans, which decreases overage revenues; however, price increases are partially offsetting that decline.

Churn

The effective management of subscriber churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Competitive pricing in the industry contributed to higher churn rates in 2018, and our move to unlimited plans combined with an improved customer experience in 2017 contributed to lower churn rates in 2017.

Equipment revenue increased in 2018 and decreased in 2017. The 2018 increase resulted from the adoption of a new accounting standard that contributed to higher revenue allocations from bundled contracts and the sale of higher-priced devices. The 2017 decrease was driven by lower handset sales and upgrades. Equipment revenue is unpredictable as customers are choosing to upgrade devices less frequently or bring their own devices.

Operations and support expenses decreased in 2018 and 2017. The 2018 decrease was primarily due to our adoption of new accounting rules, resulting in commission deferrals and netting of USF fees, as well as increased operational efficiencies. Lower expenses in 2017 were primarily due to lower equipment costs driven by fewer sales and upgrades and increased operational efficiencies.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Depreciation expense increased in 2018 and decreased in 2017. The 2018 increase was primarily due to ongoing capital spending for network upgrades and expansion partially offset by fully depreciated assets. Depreciation expense decreased in 2017 due to fully depreciated assets, partially offset by ongoing capital spending for network upgrades and expansion.

Operating income increased in 2018 and decreased in 2017. Our Mobility operating income margin was 30.4% in 2018, 28.4% in 2017 and 28.6% in 2016. Our Mobility EBITDA margin was 42.2% in 2018, 39.7% in 2017 and 40.0% in 2016. EBITDA is defined as operating contribution excluding equity in net income (loss) of affiliates and depreciation and amortization.

Subscriber Relationships

As the wireless industry has matured, future wireless growth will increasingly depend on our ability to offer innovative services, plans and devices and to provide these services in bundled product offerings with our broadband services. Subscribers that purchase two or more services from us have significantly lower churn than subscribers that purchase only one service. To support higher mobile data usage, our priority is to best utilize a wireless network that has sufficient spectrum and capacity to support these innovations on as broad a geographic basis as possible. To attract and retain subscribers in a mature and highly competitive market, we offer a wide variety of plans, including unlimited and bundled services, as well as equipment installment programs.

Branded Subscribers

At December 31, 2018, approximately 96% of our postpaid phone subscriber base used smartphones, compared to 93% at December 31, 2017 and 91% at December 31, 2016, with the vast majority of phone sales during these years attributable to smartphones.

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

Our equipment installment purchase program allows for postpaid subscribers to purchase certain devices in installments over a specified period of time, with the option to trade in the original device for a new device and have the remaining unpaid balance paid or settled once conditions are met. A significant percentage of our customers choosing equipment installment programs pay a lower monthly service charge, which results in lower service revenue recorded for these subscribers. Over half of the postpaid smartphone base is on an equipment installment program and the majority of postpaid smartphone gross adds and upgrades for all periods presented were either equipment installment program or Bring Your Own Device (BYOD). While BYOD customers do not generate equipment revenue or expense, the service revenue helps improve our margins.

Connected Devices

Connected devices include data-centric devices such as session-based tablets, monitoring devices and primarily wholesale automobile systems. Connected device subscribers increased in 2018 and 2017, and we added approximately 7.9 million and 6.4 million wholesale connected cars through agreements with various carmakers, and experienced strong growth in other Internet of Things (IoT) connections as well. We believe that these connected car agreements give us the opportunity to create future retail relationships with the car owners.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Entertainment Group Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues
Video entertainment	$33,357	$36,167	$36,001	(7.8)%	0.5%
High-speed internet	7,956	7,674	7,472	3.7	2.7
Legacy voice and data services	3,041	3,767	4,643	(19.3)	(18.9)
Other service and equipment	2,106	2,387	2,544	(11.8)	(6.2)
Total Operating Revenues	46,460	49,995	50,660	(7.1)	(1.3)

Operating expenses
Operations and support	36,430	38,903	38,909	(6.4)	-
Depreciation and amortization	5,315	5,621	5,861	(5.4)	(4.1)
Total Operating Expenses	41,745	44,524	44,770	(6.2)	(0.5)
Operating Income	4,715	5,471	5,890	(13.8)	(7.1)
Equity in Net Income (Loss) of Affiliates	(2)	-	8	-	-
Operating Contribution	$4,713	$5,471	$5,898	(13.9)%	(7.2)%

The following tables highlight other key measures of performance for Entertainment Group:

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Video Connections
Satellite	19,222	20,458	21,012	(6.0)%	(2.6)%
U-verse	3,681	3,631	4,253	1.4	(14.6)
DIRECTV NOW[1]	1,591	1,155	267	37.7	-
Total Video Connections	24,494	25,244	25,532	(3.0)	(1.1)

Broadband Connections
IP	13,729	13,462	12,888	2.0	4.5
DSL	680	888	1,291	(23.4)	(31.2)
Total Broadband Connections	14,409	14,350	14,179	0.4	1.2

Retail Consumer Switched Access Lines	3,967	4,774	5,853	(16.9)	(18.4)
U-verse Consumer VoIP Connections	4,582	5,222	5,425	(12.3)	(3.7)
Total Retail Consumer Voice Connections	8,549	9,996	11,278	(14.5)%	(11.4)%

[1]	Consistent with industry practice, DIRECTV NOW includes connections that are on a free-trial.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Video Net Additions
Satellite [1]	(1,236)	(554)	1,228	-%	- %
U-verse [1]	50	(622)	(1,361)	-	54.3
DIRECTV NOW [2]	436	888	267	(50.9)	-
Net Video Additions	(750)	(288)	134	-	-

Broadband Net Additions
IP	267	574	532	(53.5)	7.9
DSL	(208)	(403)	(639)	48.4	36.9
Net Broadband Additions	59	171	(107)	(65.5)%	- %

[1]	Includes disconnections for customers that migrated to DIRECTV NOW.
[2]	Consistent with industry practice, DIRECTV NOW includes connections that are on a free-trial.

Video entertainment revenues are comprised of subscription and advertising revenues. Revenues decreased in 2018 and increased in 2017. The 2018 decrease was largely driven by a 4.9% decline in linear video subscribers, partially offset by OTT video subscriber net additions and higher advertising sales. This shift by our customers from a premium linear service to our more economically priced OTT video service or to competitors, consistent with the rest of the industry, has pressured our video revenues. We expect linear subscriber losses to continue in 2019. Also contributing to the decrease was the impact of newly adopted accounting rules, which resulted in less revenue allocated to video services when these services are bundled with other offerings. The increase in 2017 was driven by higher revenue per subscriber. For both periods, churn rose for subscribers with linear video only service, partially reflecting price increases.

High-speed internet revenues increased in 2018 and 2017. In addition to the shift of subscribers to our higher-speed fiber services, our bundling strategy is helping to lower churn with subscribers who bundle broadband with another AT&T service, having about half the churn of broadband-only subscribers.

Legacy voice and data service revenues decreased in 2018 and 2017, reflecting the continued migration of customers to our more advanced IP-based offerings or to competitors.

Operations and support expenses decreased in 2018 and 2017. The 2018 decrease was primarily due to our adoption of new accounting rules, resulting in commission deferrals and netting of USF fees, our ongoing focus on cost efficiencies, lower employee-related expenses resulting from workforce reductions and lower amortization of fulfillment cost deferrals due to a longer estimated economic life for our customers (see Note 1). The 2017 decrease was primarily due to cost efficiencies and merger synergies, workforce reductions and lower advertising expenses, partially offset by content cost increases, deferred customer fulfillment cost amortization and video platform development costs.

Depreciation expenses decreased in 2018 and 2017, primarily due to our fourth-quarter 2017 abandonment of certain copper network assets for 2018 and a fourth-quarter 2016 change in estimated useful lives and salvage value of certain assets in 2017. These decreases were partially offset by ongoing capital spending for network upgrades and expansion.

Operating income decreased in 2018 and 2017. Our Entertainment Group operating income margin was 10.1% in 2018, 10.9% in 2017 and 11.6% in 2016. Our Entertainment Group EBITDA margin was 21.6% in 2018, 22.2% in 2017 and 23.2% in 2016.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Business Wireline Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues
Strategic services	$12,310	$11,950	$11,139	3.0%	7.3%
Legacy voice and data services	10,697	13,565	15,904	(21.1)	(14.7)
Other service and equipment	3,820	3,778	3,942	1.1	(4.2)
Total Operating Revenues	26,827	29,293	30,985	(8.4)	(5.5)

Operating expenses
Operations and support	16,245	18,492	19,954	(12.2)	(7.3)
Depreciation and amortization	4,754	4,789	5,235	(0.7)	(8.5)
Total Operating Expenses	20,999	23,281	25,189	(9.8)	(7.6)
Operating Income	5,828	6,012	5,796	(3.1)	3.7
Equity in Net Income (Loss) of Affiliates	(1)	(2)	-	50.0	-
Operating Contribution	$5,827	$6,010	$5,796	(3.0)%	3.7%

Strategic services revenues increased in 2018 and 2017. Our strategic services are made up of (1) data services, including our VPN, dedicated internet ethernet and broadband, (2) voice service, including VoIP and cloud-based voice solutions, and (3) security and cloud solutions. Revenue increases for both periods were attributable to our data services, followed by security and cloud solutions and then voice.

Legacy voice and data service revenues decreased in 2018 and 2017, primarily due to lower demand as customers continue to shift to our more advanced IP-based offerings or our competitors.

Other service and equipment revenues increased in 2018 and decreased in 2017. Other service revenues include project-based revenue, which is nonrecurring in nature, as well as revenues from other managed services, outsourcing, government professional services and customer premises equipment. The results for both periods were driven by the timing of nonrecurring customer premises equipment contracts.

Operations and support expenses decreased in 2018 and 2017. The 2018 decrease was primarily due to our adoption of new accounting rules, resulting in netting of USF fees. Also contributing to declines in both years were our ongoing efforts to shift to a software-based network and automate and digitize our customer support activities.

Depreciation expense decreased in 2018 and 2017. The decreases were primarily due to updates to the asset lives of certain network assets and our fourth-quarter 2017 abandonment of certain copper network assets.

Operating income decreased in 2018 and increased in 2017. Our Business Wireline operating income margin was 21.7% in 2018, 20.5% in 2017 and 18.7% in 2016. Our Business Wireline EBITDA margin was 39.4% in 2018, 36.9% in 2017 and 35.6% in 2016.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

WARNERMEDIA SEGMENT				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Segment Operating Revenues
Turner	$6,979	$430	$418	-%	- %
Home Box Office	3,598	-	-	-	-
Warner Bros.	8,703	-	-	-	-
Eliminations & Other	(339)	-	-	-	-

Total Segment Operating Revenues	18,941	430	418	-	-

Segment Operating Contribution
Turner	3,108	140	147	-	-
Home Box Office	1,384	-	-	-	-
Warner Bros.	1,449	-	-	-	-
Eliminations & Other	(246)	(78)	(51)	-	-

Total Segment Operating Contribution	$5,695	$62	$96	-%	- %

Our WarnerMedia segment consists of our Turner, Home Box Office and Warner Bros. business units. The order of presentation reflects the consistency of revenue streams, rather than overall magnitude as that is subject to timing and frequency of studio releases. WarnerMedia also includes our financial results for Regional Sports Networks (RSNs), which comprise the 2017 and 2016 results reported in this segment.

The WarnerMedia segment does not include results from Time Warner operations for the periods prior to our June 14, 2018 acquisition. Otter Media is included as an equity method investment for periods prior to our August 7, 2018 acquisition of the remaining interest and is in the segment operating results following the acquisition. Consistent with our past practice, many of the fair value adjustments from the application of purchase accounting required under GAAP have not been allocated to the segment, instead they are reported as acquisition-related items in the reconciliation to consolidated results.

Operating revenues were $18,941 in 2018.

Operating contribution was $5,695 for 2018. Our WarnerMedia segment operating income margin was 29.9% for 2018. The prior-year results are not meaningful due to the acquisition of Time Warner.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

WarnerMedia Business Unit Discussion

Turner Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues
Subscription	$4,207	$365	$364	-%	- %
Advertising	2,330	65	54	-	-
Content and other	442	-	-	-	-
Total Operating Revenues	6,979	430	418	-	-

Operating expenses
Operations and support	3,794	331	318	-	-
Depreciation and amortization	131	4	5	-	-
Total Operating Expenses	3,925	335	323	-	-
Operating Income	3,054	95	95	-	-
Equity in Net Income of Affiliates	54	45	52	-	-
Operating Contribution	$3,108	$140	$147	-%	- %

Turner includes the WarnerMedia businesses managed by Turner as well as our financial results for RSNs, which comprise the 2017 and 2016 results reported in this business unit.

Operating revenues for Turner are generated primarily from licensing programming to distribution affiliates and from selling advertising on its networks and digital properties. Revenues for 2018 included $4,207 of subscription, $2,330 of advertising and $442 of content and other revenue.

Operations and support expenses totaled $3,794 for 2018.

Operating income was $3,054 for 2018. Our Turner operating income margin was 43.8% for 2018. Our Turner EBITDA margin was 45.6% for 2018.

Home Box Office Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues
Subscription	$3,201	$-	$-	-%	- %
Content and other	397	-	-	-	-
Total Operating Revenues	3,598	-	-	-	-

Operating expenses
Operations and support	2,187	-	-	-	-
Depreciation and amortization	56	-	-	-	-
Total Operating Expenses	2,243	-	-	-	-
Operating Income	1,355	-	-	-	-
Equity in Net Income of Affiliates	29	-	-	-	-
Operating Contribution	$1,384	$-	$-	-%	- %

Operating revenues for Home Box Office are generated from the exploitation of original and licensed programming through distribution outlets. Revenues for 2018 included $3,201 of subscription and $397 of content and other revenue.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Operations and support expenses totaled $2,187 for 2018.

Operating income was $1,355 for 2018. Our Home Box Office operating income margin was 37.7% for 2018. Our Home Box Office EBITDA margin was 39.2% for 2018.

Warner Bros. Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues
Theatrical product	$4,002	$-	$-	-%	- %
Television product	3,621	-	-	-	-
Games and other	1,080	-	-	-	-
Total Operating Revenues	8,703	-	-	-	-

Operating expenses
Operations and support	7,130	-	-	-	-
Depreciation and amortization	96	-	-	-	-
Total Operating Expenses	7,226	-	-	-	-
Operating Income	1,477	-	-	-	-
Equity in Net Income (Loss) of Affiliates	(28)	-	-	-	-
Operating Contribution	$1,449	$-	$-	-%	- %

Operating revenues for Warner Bros. primarily relate to theatrical product (which is content made available for initial exhibition in theaters) and television product (which is content made available for initial airing on television or OTT services). For 2018, total operating revenues were $8,703 and included $4,002 from theatrical product, $3,621 from television product and $1,080 from games and other.

Operations and support expenses totaled $7,130 for 2018.

Operating income was $1,477 for 2018. Our Warner Bros. operating income margin was 17.0% for 2018. Our Warner Bros. EBITDA margin was 18.1% for 2018.

LATIN AMERICA SEGMENT				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Segment Operating Revenues
Vrio	$4,784	$5,456	$4,910	(12.3)%	11.1%
Mexico	2,868	2,813	2,373	2.0	18.5
Total Segment Operating Revenues	7,652	8,269	7,283	(7.5)	13.5

Segment Operating Contribution
Vrio	347	522	281	(33.5)	85.8
Mexico	(1,057)	(788)	(942)	(34.1)	16.3
Total Segment Operating Contribution	$(710)	$(266)	$(661)	-%	59.8%

Operating Results

Our Latin America operations conduct business in their local currency and operating results are converted to U.S. dollars using official exchange rates, subjecting results to foreign currency fluctuations.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Operating revenues decreased in 2018 and increased in 2017. The 2018 decrease was driven by lower revenues for Vrio, primarily resulting from foreign exchange pressure partially offset by pricing increases driven by macroeconomic conditions. Our 2017 revenues included growth in both business units.

Operating contribution decreased in 2018 and increased in 2017. Our Latin America segment operating income margin was (9.7)% in 2018, (4.3)% in 2017 and (9.8)% in 2016.

Latin America Business Unit Discussion

Vrio Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues	$4,784	$5,456	$4,910	(12.3)%	11.1%

Operating expenses
Operations and support	3,743	4,172	3,847	(10.3)	8.4
Depreciation and amortization	728	849	834	(14.3)	1.8
Total Operating Expenses	4,471	5,021	4,681	(11.0)	7.3
Operating Income	313	435	229	(28.0)	90.0
Equity in Net Income of Affiliates	34	87	52	(60.9)	67.3
Operating Contribution	$347	$522	$281	(33.5)%	85.8%

The following tables highlight other key measures of performance for Vrio:

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Vrio Satellite Subscribers[1]	13,838	13,629	12,455	1.5%	9.4%

[1]

Excludes subscribers of our equity investment in SKY Mexico, in which we own a 41.3% stake. SKY Mexico had 7.8 million subscribers at September 30, 2018 and 8.0 million at both December 31, 2017 and 2016.

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Vrio Satellite Net Subscriber Additions[1]	250	42	(55)	-%	- %

[1]	Excludes SKY Mexico net subscriber losses of 167 in the nine months ended September 30, 2018 and losses of 23 and additions of 742 for years ended December 31, 2017 and 2016, respectively.

Operating revenues decreased in 2018 and increased in 2017, primarily due to foreign exchange pressures offset by related pricing actions.

Operations and support expenses decreased in 2018 and increased in 2017. The decrease in 2018 was due to changes in foreign currency exchange rates partially offset by higher programming and other operating costs. The increase in 2017 was primarily due to changes in foreign currency exchange rates as well as higher programming and other operating costs. Approximately 16% of Vrio expenses are U.S. dollar-based, with the remainder in the local currency.

Depreciation expense decreased in 2018 and increased in 2017. The fluctuations in depreciation in 2018 and 2017 were primarily due to changes in foreign currency exchange rates.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Operating income decreased in 2018 and increased in 2017. Our Vrio operating income margin was 6.5% in 2018, 8.0% in 2017 and 4.7% in 2016. Our Vrio EBITDA margin was 21.8% in 2018, 23.5% in 2017 and 21.6% in 2016.

Mexico Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating revenues
Service	$1,701	$2,047	$1,905	(16.9)%	7.5%
Equipment	1,167	766	468	52.3	63.7
Total Operating Revenues	2,868	2,813	2,373	2.0	18.5

Operating expenses
Operations and support	3,415	3,232	2,983	5.7	8.3
Depreciation and amortization	510	369	332	38.2	11.1
Total Operating Expenses	3,925	3,601	3,315	9.0	8.6
Operating Income (Loss)	(1,057)	(788)	(942)	(34.1)	16.3
Equity in Net Income of Affiliates	-	-	-	-	-
Operating Contribution	$(1,057)	$(788)	$(942)	(34.1)%	16.3%

The following tables highlight other key measures of performance for Mexico:

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Mexico Wireless Subscribers
Postpaid	5,805	5,498	4,965	5.6%	10.7%
Prepaid	12,264	9,397	6,727	30.5	39.7
Branded	18,069	14,895	11,692	21.3	27.4
Reseller	252	204	281	23.5	(27.4)
Total Mexico Wireless Subscribers	18,321	15,099	11,973	21.3%	26.1%

				Percent Change
(in 000s)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Mexico Wireless Net Additions
Postpaid	307	533	677	(42.4)%	(21.3)%
Prepaid	2,867	2,670	2,732	7.4	(2.3)
Branded	3,174	3,203	3,409	(0.9)	(6.0)
Reseller	48	(77)	(120)	-	35.8
Mexico Wireless Net Subscriber Additions	3,222	3,126	3,289	3.1%	(5.0)%

Service revenues decreased in 2018 and increased in 2017. The decrease in 2018 was primarily due to our shutdown of a legacy wholesale business, competitive pricing for services and our adoption of the new revenue accounting standard. The increase in 2017 was primarily due to growth in our subscriber base, partially offset by competitive pricing for services.

Equipment revenues increased in 2018 and 2017, primarily due to the offering of equipment installment programs and growth in our subscriber base.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Operations and support expenses increased in 2018 and 2017. The increases in 2018 were primarily driven by higher operational costs partly associated with higher equipment sales and expenses associated with our network expansion, partially offset by lower wholesale costs and changes in foreign currency exchange rates. The increases in 2017 were primarily driven by higher operational and network expansion expenses, and foreign currency exchange rates. Approximately 12% of Mexico expenses are U.S. dollar-based, with the remainder in the local currency.

Depreciation expense increased in 2018 and 2017 due to higher capital spending in Mexico.

Operating income decreased in 2018 and increased in 2017. Our Mexico operating income margin was (36.9)% in 2018, (28.0)% in 2017 and (39.7)% in 2016. Our Mexico EBITDA margin was (19.1)% in 2018, (14.9)% in 2017 and (25.7)% in 2016.

XANDR SEGMENT				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Segment Operating Revenues	$1,740	$1,373	$1,333	26.7%	3.0%

Segment Operating Expenses
Operations and support	398	169	99	-	70.7
Depreciation and amortization	9	2	1	-	-
Total Segment Operating Expenses	407	171	100	-	71.0
Segment Operating Income	1,333	1,202	1,233	10.9	(2.5)
Equity in Net Income of Affiliates	-	-	-	-	-
Segment Operating Contribution	$1,333	$1,202	$1,233	10.9%	(2.5)%

Operating revenues increased in 2018 and 2017. The 2018 increase was primarily due to higher political advertising revenues and our acquisition of AppNexus in August 2018 (see Note 6). Revenues in 2017 were consistent with the prior year.

Operations and support expenses increased in 2018 and 2017. The 2018 increase was primarily due to our acquisition of AppNexus and our ongoing development of the platform supporting Xandr’s business. The 2017 results include platform development and other costs to expand the business.

Operating income increased in 2018 and decreased in 2017. Our Xandr segment operating income margin was 76.6% in 2018, 87.5% in 2017 and 92.5% in 2016.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

SUPPLEMENTAL TOTAL ADVERTISING REVENUE INFORMATION

As a supplemental presentation to our Xandr segment operating results, we are providing a view of total advertising revenues generated by AT&T. This combined view presents the entire portfolio of advertising revenues reported across all operating segments and represents a significant strategic initiative and growth opportunity for AT&T. See the revenue categories table in Note 5 for a reconciliation.

Total Advertising Revenues

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Operating Revenues
WarnerMedia	$2,461	$65	$54	-%	20.4%
Communications	1,827	1,513	1,456	20.8	3.9
Xandr	1,740	1,373	1,333	26.7	3.0
Eliminations	(1,595)	(1,357)	(1,333)	(17.5)	(1.8)
Total Advertising Revenues	$4,433	$1,594	$1,510	-%	5.6%

SUPPLEMENTAL COMMUNICATIONS OPERATING INFORMATION

As a supplemental presentation to our Communications segment operating results, we are providing a view of our AT&T Business Solutions results which includes both wireless and wireline operations. This combined view presents a complete profile of the entire business customer relationship, including mobile solutions for our business customers. See “Discussion and Reconciliation of Non-GAAP Measure” for a reconciliation of these supplemental measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Business Solutions Results

				Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016

Operating revenues
Wireless service	$7,397	$8,009	$8,284	(7.6)%	(3.3)%
Strategic services	12,310	11,950	11,139	3.0	7.3
Legacy voice and data services	10,697	13,565	15,904	(21.1)	(14.7)
Other service and equipment	3,820	3,778	3,942	1.1	(4.2)
Wireless equipment	2,532	1,552	1,527	63.1	1.6
Total Operating Revenues	36,756	38,854	40,796	(5.4)	(4.8)

Operating expenses
Operations and support	22,719	24,496	25,877	(7.3)	(5.3)
Depreciation and amortization	5,951	5,901	6,308	0.8	(6.5)
Total Operating Expenses	28,670	30,397	32,185	(5.7)	(5.6)
Operating Income	8,086	8,457	8,611	(4.4)	(1.8)
Equity in Net Income (Loss) of Affiliates	(1)	(1)	-	-	-
Operating Contribution	$8,085	$8,456	$8,611	(4.4)%	(1.8)%

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

SUPPLEMENTAL RESULTS UNDER HISTORICAL ACCOUNTING METHOD

As a supplemental discussion of our operating results, we are providing results under the comparative historical accounting method prior to our adoption of ASC 606 for the year ended December 31, 2018.

	Reported	Promotions & Other	USF	Commission Deferrals	Historical Accounting

Service Revenues
Communications
Mobility	$54,933	$(1,545)	$(1,743)	$-	$58,221
Entertainment Group	46,451	(188)	(655)	-	47,294
Business Wireline	26,003	1	(1,322)	-	27,324
WarnerMedia	18,941	-	-	-	18,941
Latin America	6,485	(148)	-	-	6,633
Xandr	1,740	-	-	-	1,740
Corporate and Other	1,191	(19)	(15)	-	1,225
Eliminations	(3,399)	-	-	-	(3,399)
AT&T Service Revenues	152,345	(1,899)	(3,735)	-	157,979
Business Solutions	34,224	(559)	(1,589)	-	36,372

Equipment Revenues
Communications
Mobility	16,411	2,032	-	-	14,379
Entertainment Group	9	-	-	-	9
Business Wireline	824	-	-	-	824
WarnerMedia	-	-	-	-	-
Latin America	1,167	53	-	-	1,114
Corporate and Other	-	2	-	-	(2)
AT&T Equipment Revenues	18,411	2,087	-	-	16,324
Business Solutions	2,532	727	-	-	1,805

Total Operating Revenues
Communications
Mobility	71,344	487	(1,743)	-	72,600
Entertainment Group	46,460	(188)	(655)	-	47,303
Business Wireline	26,827	1	(1,322)	-	28,148
WarnerMedia	18,941	-	-	-	18,941
Latin America	7,652	(95)	-	-	7,747
Xandr	1,740	-	-	-	1,740
Corporate and Other	1,191	(17)	(15)	-	1,223
Eliminations	(3,399)	-	-	-	(3,399)
AT&T Operating Revenues	170,756	188	(3,735)	-	174,303
Business Solutions	36,756	168	(1,589)	-	38,177

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

	Reported	Promotions & Other	USF	Commission Deferrals	Historical Accounting

Total Operating Expenses
Communications
Mobility	49,621	270	(1,743)	(1,222)	52,316
Entertainment Group	41,745	(6)	(655)	(989)	43,395
Business Wireline	20,999	21	(1,322)	(111)	22,411
WarnerMedia	13,271	-	-	-	13,271
Latin America	8,396	11	-	(155)	8,540
Xandr	407	-	-	-	407
Corporate and Other	12,169	(10)	(15)	-	12,194
Eliminations	(1,948)	-	-	-	(1,948)
AT&T Operating Expenses	144,660	286	(3,735)	(2,477)	150,586
Business Solutions	28,670	32	(1,589)	(183)	30,410

Total Operating Income
Communications
Mobility	21,723	217	-	1,222	20,284
Entertainment Group	4,715	(182)	-	989	3,908
Business Wireline	5,828	(20)	-	111	5,737
WarnerMedia	5,670	-	-	-	5,670
Latin America	(744)	(106)	-	155	(793)
Xandr	1,333	-	-	-	1,333
Corporate and Other	(10,978)	(7)	-	-	(10,971)
Eliminations	(1,451)	-	-	-	(1,451)
AT&T Operating Income	26,096	(98)	-	2,477	23,717
Business Solutions	8,086	136	-	183	7,767

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Mobility

Supplemental Results

			Historical
	Reported	Accounting	Method		Percent
	2018	Impact	2018	2017	Change

Operating revenues
Service	$54,933	$(3,288)	$58,221	$57,696	0.9%
Equipment	16,411	2,032	14,379	13,394	7.4
Total Operating Revenues	71,344	(1,256)	72,600	71,090	2.1

Operating expenses
Operations and support	41,266	(2,695)	43,961	42,871	2.5
EBITDA	30,078	1,439	28,639	28,219	1.5
Depreciation and amortization	8,355	-	8,355	8,015	4.2
Total Operating Expenses	49,621	(2,695)	52,316	50,886	2.8
Operating Income	21,723	1,439	20,284	20,204	0.4
Equity in Net Income (Loss) of Affiliates	(1)	-	(1)	-	-
Operating Contribution	$21,722	$1,439	$20,283	$20,204	0.4%

Operating Income Margin	30.4%		27.9%	28.4%	(50)BP
EBITDA Margin	42.2%		39.4%	39.7%	(30)BP
EBITDA Service Margin	54.8%		49.2%	48.9%	30 BP

Entertainment Group

Supplemental Results

			Historical
	Reported	Accounting	Method		Percent
	2018	Impact	2018	2017	Change

Operating revenues
Video entertainment	$33,357	$(444)	$33,801	$36,167	(6.5)%
High-speed internet	7,956	-	7,956	7,674	3.7
Legacy voice and data services	3,041	(132)	3,173	3,767	(15.8)
Other service and equipment	2,106	(267)	2,373	2,387	(0.6)
Total Operating Revenues	46,460	(843)	47,303	49,995	(5.4)

Operating expenses
Operations and support	36,430	(1,650)	38,080	38,903	(2.1)
EBITDA	10,030	807	9,223	11,092	(16.8)
Depreciation and amortization	5,315	-	5,315	5,621	(5.4)
Total Operating Expenses	41,745	(1,650)	43,395	44,524	(2.5)
Operating Income	4,715	807	3,908	5,471	(28.6)
Equity in Net Income (Loss) of Affiliates	(2)	-	(2)	-	-
Operating Contribution	$4,713	$807	$3,906	$5,471	(28.6)%

Operating Income Margin	10.1%		8.3%	10.9%	(260)BP
EBITDA Margin	21.6%		19.5%	22.2%	(270)BP

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Business Wireline

Supplemental Results

			Historical
	Reported	Accounting	Method		Percent
	2018	Impact	2018	2017	Change

Operating revenues
Strategic services	$12,310	$(10)	$12,320	$11,950	3.1%
Legacy voice and data services	10,697	(1,027)	11,724	13,565	(13.6)
Other service and equipment	3,820	(284)	4,104	3,778	8.6
Total Operating Revenues	26,827	(1,321)	28,148	29,293	(3.9)

Operating expenses
Operations and support	16,245	(1,412)	17,657	18,492	(4.5)
EBITDA	10,582	91	10,491	10,801	(2.9)
Depreciation and amortization	4,754	-	4,754	4,789	(0.7)
Total Operating Expenses	20,999	(1,412)	22,411	23,281	(3.7)
Operating Income	5,828	91	5,737	6,012	(4.6)
Equity in Net Income (Loss) of Affiliates	(1)	-	(1)	(2)	50.0
Operating Contribution	$5,827	$91	$5,736	$6,010	(4.6)%

Operating Income Margin	21.7%		20.4%	20.5%	(10)BP
EBITDA Margin	39.4%		37.3%	36.9%	40 BP

Latin America

Supplemental Segment Results

			Historical
	Reported	Accounting	Method		Percent
	2018	Impact	2018	2017	Change

Segment operating revenues
Vrio	$4,784	$-	$4,784	$5,456	(12.3)%
Mexico	2,868	(95)	2,963	2,813	5.3
Total Segment Operating Revenues	7,652	(95)	7,747	8,269	(6.3)

Segment operating expenses
Operations and support	7,158	(144)	7,302	7,404	(1.4)
EBITDA	494	49	445	865	(48.6)
Depreciation and amortization	1,238	-	1,238	1,218	1.6
Total Segment Operating Expenses	8,396	(144)	8,540	8,622	(1.0)
Segment Operating Income (Loss)	(744)	49	(793)	(353)	-
Equity in Net Income (Loss) of Affiliates	34	-	34	87	(60.9)
Segment Contribution	$(710)	$49	$(759)	$(266)	- %

Operating Income Margin	(9.7)%		(10.2)%	(4.3)%	(590)BP
EBITDA Margin	6.5%		5.7%	10.5%	(480)BP

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

In 2019, we expect the following trends:

2019 Revenue Trends We expect revenue growth in our wireless and broadband businesses as more customers demand instant connectivity and higher speeds made possible by our fiber and wireless network expansion. Applications like video streaming will drive demand for broadband, as well. We expect WarnerMedia’s premium content to drive revenue growth from its current wholesale distribution through traditional pay-TV providers and new video streaming services. Across AT&T, we expect to provide consumers with a broad variety of video entertainment services from mobile-centric and over-the-top live TV streaming packages to traditional full-size linear video and a new direct-to-consumer subscription video-on-demand service from WarnerMedia that is set to launch late this year. Data insights from our over 170 million direct-to-consumer relationships combined with our premium video and digital advertising inventory should provide additional growth in our advertising businesses. Revenue from business customers will continue to grow for mobile and IP-based services, but decline for legacy wireline services. Our ability to reduce costs should result in continued stable margins in the Business Wireline segment. Overall, we believe growth in wireless, broadband and WarnerMedia’s premium content should offset pressure from our linear video and legacy voice and data services.

2019 Expense Trends We intend to continue to transition our hardware-based network technology to more efficient and less expensive software-based technology. This transition will prepare us to meet increased customer demand for enhanced wireless and broadband services, including video streaming, augmented reality and “smart” technologies. The software benefits of our 5G wireless technology and new video delivery platforms should result in a more efficient use of capital and lower network-related expenses in the coming years. We also expect cost savings from other corporate initiatives, digital transformation of customer service and ordering functions, vendor discounts and WarnerMedia merger synergies. Cost savings and asset monetization should help to further reduce our net debt level.

Market Conditions The U.S. stock market experienced a volatile year with early gains being offset by a softening at year-end. General business investment remained slow, affecting our business services. Most of our products and services are not directly affected by the imposition of tariffs on Chinese goods. While unemployment remains historically low, our residential customers continue to be price sensitive in selecting offerings, especially in the video area, and continue to focus on products that give them efficient access to video and broadcast services. We expect ongoing pressure on pricing during 2019 as we respond to the competitive marketplace, especially in wireless and video services.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. Our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). We expect only minimal ERISA contribution requirements to our pension plans for 2019. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy, and a weakness in the equity, fixed income and real asset markets could require us in future years to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market, and changes in the performance of equity markets, may have significant impacts on the valuation of our pension and other postretirement obligations at the end of 2019 (see “Accounting Policies and Estimates”).

OPERATING ENVIRONMENT OVERVIEW

AT&T subsidiaries operating within the United States are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the United States are subject to the jurisdiction of national and supranational regulatory authorities in the markets where service is provided.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. Since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained or expanded certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. The new leadership at the FCC is charting a more predictable

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

and balanced regulatory course that will encourage long-term investment and benefit consumers. Based on its public statements, we expect the FCC to continue to eliminate antiquated, unnecessary regulations and streamline processes. In addition, we are pursuing, at both the state and federal levels, additional legislative and regulatory measures to reduce regulatory burdens that are no longer appropriate in a competitive telecommunications market and that inhibit our ability to compete more effectively and offer services wanted and needed by our customers, including initiatives to transition services from traditional networks to all IP-based networks. At the same time, we also seek to ensure that legacy regulations are not further extended to broadband or wireless services, which are subject to vigorous competition.

We have organized the following discussion by reportable segment.

Communications Segment

Internet In February 2015, the FCC released an order classifying both fixed and mobile consumer broadband internet access services as telecommunications services, subject to Title II of the Communications Act. The Order, which represented a departure from longstanding bipartisan precedent, significantly expanded the FCC’s authority to regulate broadband internet access services, as well as internet interconnection arrangements. In December 2017, the FCC reversed its 2015 decision by reclassifying fixed and mobile consumer broadband services as information services and repealing most of the rules that were adopted in 2015. In lieu of broad conduct prohibitions, the order requires internet service providers to disclose information about their network practices and terms of service, including whether they block or throttle internet traffic or offer paid prioritization. Several parties appealed the FCC’s December 2017 decision and the D.C. Circuit heard oral argument on the appeals on February 1, 2019. Although the FCC order expressly preempted inconsistent state or local measures, a number of states are considering or have adopted legislation that would reimpose the very rules the FCC repealed, and in some cases, establish additional requirements that go beyond the FCC’s February 2015 order. Additionally, some state governors have issued executive orders that effectively reimpose the repealed requirements. Suits have recently been filed concerning laws in California and Vermont, and other lawsuits are possible. We will continue to support congressional action to codify a set of standard consumer rules for the internet.

In October 2016, a sharply divided FCC adopted new rules governing the use of customer information by providers of broadband internet access service. Those rules were more restrictive in certain respects than those governing other participants in the internet economy, including so-called “edge” providers such as Google and Facebook. In April 2017, the president signed a resolution passed by Congress repealing the new rules under the Congressional Review Act.

Privacy-related legislation has been considered in a number of states. Legislative and regulatory action could result in increased costs of compliance, claims against broadband internet access service providers and others, and increased uncertainty in the value and availability of data. On June 28, 2018, the state of California enacted comprehensive privacy legislation that gives California consumers the right to know what personal information is being collected about them, whether and to whom it is sold or disclosed, and to access and request deletion of this information. Subject to certain exceptions, it also gives consumers the right to opt-out of the sale of personal information. The law applies the same rules to all companies that collect consumer information.

Wireless We provide domestic wireless services in robustly competitive markets, but are subject to substantial governmental regulation. Wireless communications providers must obtain licenses from the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the FCC rules and policies governing the use of the spectrum. While wireless communications providers’ prices and offerings are generally not subject to state or local regulation, states sometimes attempt to regulate or legislate various aspects of wireless services, particularly in the areas of consumer protection and the deployment of cell sites and equipment. The anticipated industry-wide deployment of 5G technology, which is needed to satisfy extensive demand for video and internet access, will involve significant deployment of “small cell” equipment and therefore increase the need for local permitting processes that allow for the placement of small cell equipment on reasonable timelines and terms. Federal regulations also can delay and impede broadband services, including small cell equipment. In March 2018, the FCC adopted an order to streamline the wireless infrastructure review process in order to facilitate deployment of next-generation wireless facilities. In addition, to date, 21 states have adopted legislation to facilitate small cell deployment.

As the U.S. wireless industry has matured, future wireless growth will increasingly depend on our ability to offer innovative services, plans and devices and to provide these services in bundled product offerings to best utilize a wireless network that has sufficient spectrum and capacity to support these innovations on as broad a geographic basis as possible. We continue to

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

invest significant capital in expanding our network capacity, as well as to secure and utilize spectrum that meets our long-term needs. We recently secured the First Responder Network Authority (FirstNet) contract, which provides us with access to 20 MHz of nationwide low band spectrum, and invested in 5G and millimeter-wave technologies with our acquisition of Fiber-Tower Corporation, which holds significant amounts of spectrum in the millimeter wave bands (39 GHz) that the FCC reallocated for mobile broadband services. These bands will help to accelerate our entry into 5G services.

Video We provide domestic satellite video service through our subsidiary DIRECTV, whose satellites are licensed by the FCC. The Communications Act of 1934 and other related acts give the FCC broad authority to regulate the U.S. operations of DIRECTV, and some of WarnerMedia’s businesses are also subject to obligations under the Communications Act and related FCC regulations.

WarnerMedia

We create, own and distribute intellectual property, including copyrights, trademarks and licenses of intellectual property. To protect our intellectual property, we rely on a combination of laws and license agreements. Outside of the U.S., laws and regulations relating to intellectual property protection and the effective enforcement of these laws and regulations vary greatly from country to country. The European Union Commission is pursuing legislative and regulatory initiatives that could impair Warner Bros.’ current country-by-country licensing approach in the European Union. Piracy, particularly of digital content, continues to threaten WarnerMedia’s revenues from products and services, and we work to limit that threat through a combination of approaches, including technological and legislative solutions. Outside the U.S., various laws and regulations, as well as trade agreements with the U.S., also apply to the distribution or licensing of feature films for exhibition in movie theaters and on broadcast and cable networks. For example, in certain countries, including China, laws and regulations limit the number of foreign films exhibited in such countries in a calendar year.

EXPECTED GROWTH AREAS

Over the next few years, we expect our growth to come from wireless, IP-based broadband services and advertising and data insights (especially with WarnerMedia). We now provide integrated services to diverse groups of customers in the U.S. on different technological platforms, including wireless, satellite and wireline. In 2019, our key initiatives include:

●	Building a premier gigabit network. FirstNet, combined with our fiber and 5G deployment, provides a powerful platform to accelerate our move to a ubiquitous gigabit world.
●	Creating a new platform for targeted advertising, using data, content and talent to build an automated advertising platform that can transform premium video and TV advertising.
●	Continuing to develop a competitive advantage through our industry-leading network cost structure.
●	Growing profitability in our Entertainment Group and Mexico business units.
●	Launching more personalized entertainment services offered directly to consumers.

Integration of Data/Broadband and Entertainment Services As the communications industry continues to move toward internet-based technologies that are capable of blending wireline, satellite and wireless services, we plan to offer services that take advantage of these new and more sophisticated technologies. In particular, we intend to continue to focus on expanding our high-speed internet and video offerings and on developing IP-based services that allow customers to integrate their home or business fixed services with their mobile service. During 2019, we will continue to develop and provide unique integrated video, mobile and broadband solutions. We plan to continue expanding our OTT video service offerings. We believe this expansion will facilitate our customers’ desire to view video anywhere on demand and encourage customer retention.

Wireless We expect to continue to deliver revenue growth in the coming years. We are in a period of rapid growth in wireless video usage and believe that there are substantial opportunities available for next-generation converged services that combine technologies and services.

As of December 31, 2018, we served 171 million wireless subscribers in North America, with more than 153 million in the United States. Our LTE technology covers over 400 million people in North America. In the United States, we cover all major metropolitan areas and about 325 million people. We also provide 4G coverage using another technology (HSPA+), and when combined with our upgraded backhaul network, we are able to enhance our network capabilities and provide superior mobile broadband speeds for data and video services. Our wireless network also relies on other GSM digital transmission technologies for 3G data communications. In late 2018, we were the first U.S. company to introduce mobile 5G service in parts of 12 cities, and we plan to expand that deployment nationwide in 2020.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Our acquisition of two Mexican wireless providers in 2015 brought a network covering both the U.S. and Mexico and enabled our customers to use wireless services without roaming on other companies’ networks. We believe this seamless access will prove attractive to customers and provide a significant growth opportunity. In 2018, we largely completed our plan to upgrade our wireless network in Mexico, and as of the end of 2018, provided LTE coverage to approximately 100 million people and businesses.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant regulatory proceedings that directly affected our operations during 2018. Industry-wide regulatory developments are discussed above in Operating Environment Overview. While these issues may apply only to certain subsidiaries, the words “we,” “AT&T” and “our” are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a comprehensive legal analysis and description of all of these specific issues.

International Regulation Our subsidiaries operating outside the United States are subject to the jurisdiction of regulatory authorities in the territories in which the subsidiaries operate. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large business), wireless and satellite television services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, foster conditions favorable to investment and increase our scope of services and products.

The General Data Protection Regulation went into effect in Europe in May of 2018. AT&T processes and handles personal data of its customers and subscribers, employees of its enterprise customers and its employees. This regulation created a range of new compliance obligations and significantly increases financial penalties for noncompliance.

Federal Regulation We have organized our following discussion by service impacted.

Internet In 2015, the FCC departed from longstanding precedent by reclassifying fixed and mobile consumer broadband internet access services as telecommunications services subject to extensive public utility-style regulation under the Telecom Act. On December 14, 2017, the FCC reversed this 2015 decision by reclassifying fixed and mobile consumer broadband services as information services and replacing broad conduct prohibitions with a regime based on transparency. The order requires internet service providers to disclose information about their network practices and terms of service, including whether they block or throttle internet traffic or offer paid prioritization. The order also preempts states from reimposing the conduct rules that the FCC repealed. Several entities have appealed various aspects of the order. Briefing on the appeal has been completed and a panel of the D.C. Circuit heard oral argument on the appeals on February 1, 2019.

Notwithstanding the FCC’s preemption of inconsistent state regulation, a number of states adopted their own net neutrality regimes in 2018, reimposing most or all of the rules repealed by the FCC, in some cases without exceptions to those rules that the FCC had recognized. Legal challenges have been filed in federal district court against two of these state regimes, a law passed in California and a law and executive order adopted in Vermont. In the California case, the state and those challenging the law have entered into a “standstill” agreement under which enforcement of the law and the appeal of it would be stayed while courts considered outstanding appeals of the FCC’s 2017 decision, including its preemption of inconsistent state action. In Vermont, on December 24, 2018, the state filed a motion to dismiss challenges to the law and executive order, claiming that the challengers lacked standing. Vermont also asked the court to stay consideration of the challenges until after the D.C. Circuit rules on the appeals of the 2017 FCC order, although Vermont did not offer to stay enforcement of the Vermont law or executive order during the time of the proposed stay. On January 23, 2019, challengers to the Vermont law and executive order responded to the Motion to Dismiss and filed a Motion for Summary Judgment. Argument on these motions is expected in April 2019.

Business Data Services On April 20, 2017, the FCC adopted an order in a decade-long proceeding regarding pricing of high capacity data services by incumbent local telephone companies, like AT&T. The order declines to require advanced approval of rates for packet-based services like Ethernet, opting instead to continue the existing regime under which such rates are presumed lawful but may be challenged in a complaint. In addition, the order extends this “light touch” approach to high-speed TDM transport services and to most of our TDM channel termination services, based on the application of a competitive market test for such services. For those services that do not qualify for light touch regulation, the order continues to subject the services to price cap regulation but allows companies to offer volume and term discounts, as well as contract

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

tariffs. Several parties appealed the FCC’s decision. On August 28, 2018, the U.S. Court of Appeals for the 8th Circuit substantially upheld the order, while remanding to the FCC its decision to deregulate transport services on the ground that the FCC had not given adequate prior notice of its intent to do so. The FCC has initiated a new proceeding to cure this procedural defect, which remains outstanding.

Wireless and Broadband Since November 2017, the FCC has adopted three significant rulings designed to accelerate broadband infrastructure deployment. In November 2017, the FCC updated and streamlined certain rules governing pole attachments, copper retirement, and service discontinuances and clarified that the Communications Act precludes local governments from imposing moratoria on the deployment of communications facilities. These changes should facilitate our ability to place small cell facilities on utility poles and to replace legacy facilities and services with advanced broadband infrastructure and services. In March 2018, the FCC eliminated lengthy environmental, historical and tribal reviews for most small cell deployments and streamlined processes that must be followed when those reviews are required. And, in September 2018, the FCC restricted the ability of state and local governments to impede small cell deployments in rights-of-way and on government-owned structures, through exorbitant fees, unreasonable aesthetic requirements and other actions. These decisions will remove regulatory barriers and reduce the costs of the infrastructure needed for 5G deployment. Appeals of most of these decisions have been filed and consolidated in the Ninth Circuit Court of Appeals.

In 2018, the FCC took several actions to make spectrum available for 5G services. In late 2018, the FCC adopted auction rules for the 39 GHz band that will allow the FCC to auction remaining unlicensed 39 GHz spectrum and realign the band to allow large, contiguous blocks of spectrum that will support 5G. The FCC has granted AT&T special temporary authority to launch its 5G service in 400 MHz of currently unlicensed 39 GHz spectrum in a total of 16 markets. In addition, the FCC adopted technical and auction rules for 24 and 28 GHz spectrum, two other bands that will support 5G. The 28 GHz auction is in progress, and the 24 GHz auction will commence shortly after the 28 GHz auction is completed.

COMPETITION

Competition continues to increase for communications and digital entertainment services and media and entertainment companies. Technological advances have expanded the types and uses of services and products available. In addition, lack of or a reduced level of regulation of comparable legacy services has lowered costs for alternative communications service providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireless We face substantial and increasing competition in our wireless businesses. Under current FCC rules, multiple licensees, who provide wireless services on the cellular, PCS, Advanced Wireless Services, 700 MHz and other spectrum bands, may operate in each of our U.S. service areas, which results in the potential presence of multiple competitors. Our competitors include three national wireless providers; a larger number of regional providers of cellular, PCS and other wireless communications services and resellers of those services; and certain cable companies that are launching wireless service to their subscribers. In addition, we face competition from providers who offer voice, text messaging and other services as applications on data networks. Substantially all of the U.S. population lives in areas with at least three mobile telephone operators, with most of the population living in areas with at least four competing carriers. We are one of three providers in Mexico, with the most significant market share controlled by América Móvil. We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service/device offerings, price, network quality, coverage area and customer service.

Video/Broadband Our subsidiaries providing communications and digital entertainment services will face continued competitive pressure in 2019 from multiple providers, including wireless, satellite, cable and other VoIP providers, online video providers, and interexchange carriers and resellers. In addition, the desire for high-speed data on demand, including video, is continuing to lead customers to terminate their traditional wired or linear services and use our or competitors’ wireless, satellite and internet-based services. In most U.S. markets, we compete for customers, often on pricing of bundled services, with large cable companies for high-speed internet, video and voice services and other smaller telecommunications companies for both long-distance and local services. In addition, in Latin American countries served by our DIRECTV subsidiary, we also face competition from other video providers, including América Móvil and Telefónica.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Legacy Voice and Data We continue to lose legacy voice and data subscribers due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based). In response to these competitive pressures, for a number of years we have used a bundling strategy that rewards customers who consolidate their services with us. We continue to focus on bundling services, including combined packages of wireless and video service through our satellite and IP-based services. We will continue to develop innovative and integrated services that capitalize on our wireless and IP-based network and satellites.

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

Media Our WarnerMedia businesses, like our Entertainment Group business unit, face similar shifts in consumer viewing patterns, increased competition from OTT services and the expansion by other companies, in particular, technology companies.

WarnerMedia competes with other studios and television production groups and independent producers to produce and sell programming. Many television networks have affiliated production companies from which they are increasingly obtaining their programming, which has reduced their demand for programming from non-affiliated production companies. WarnerMedia also faces competition from other television networks and premium pay television services for distribution and marketing of its television networks and premium pay and basic tier television services by affiliates.

Our WarnerMedia businesses compete with other production companies and studios for the services of producers, directors, writers, actors and others and for the acquisition of literary properties. In recent years, technology companies also have begun to produce programming and compete with WarnerMedia for talent and property rights.

Advertising The increased amount of consumer time spent online and on mobile activities has resulted in advertisers shifting more of their advertising budgets away from traditional television advertising to digital advertising. WarnerMedia’s advertising-supported television networks and digital properties compete for advertisers’ spending with advertising-supported OTT services, other networks and digital properties, print, radio and other media.

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

Pension and Postretirement Benefits Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 14. Our assumed weighted-average discount rate for pension and postretirement benefits of 4.50% and 4.40%, respectively, at December 31, 2018, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2018, when compared to the year ended December 31, 2017, we increased our pension discount rate by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,394 and increased our postretirement discount rate by 0.70%, resulting in a decrease in our postretirement benefit obligation of $1,509. For the year ended December 31, 2017, we decreased our pension discount rate by 0.60%, resulting in an increase of our pension plan benefit obligation of $4,609 and

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

decreased our postretirement discount rate by 0.60%, resulting in an increase in our postretirement benefit obligation of $1,605.

Our expected long-term rate of return on pension plan assets is 7.00% for 2019 and 2018. Our expected long-term rate of return on postretirement plan assets is 5.75% for 2019 and 2018. Our expected return on plan assets is calculated using the actual fair value of plan assets. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2019 combined pension and postretirement cost to increase $265, which under our accounting policy would be adjusted to actual returns in the current year as part of our fourth-quarter remeasurement of our retiree benefit plans. In 2018, we had a negative rate of return on our combined pension and postretirement plan assets of approximately 2.3%, resulting in an actuarial loss of $4,757.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in “Other income (expense) – net” in our consolidated statements of income. These gains and losses are generally measured annually as of December 31, and accordingly, will normally be recorded during the fourth quarter, unless an earlier remeasurement is required. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years. See Note 14 for additional discussions regarding our assumptions.

Depreciation Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 7.

If all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our plant in service would have resulted in a decrease of approximately $3,012 in our 2018 depreciation expense and that a one-year decrease would have resulted in an increase of approximately $4,313 in our 2018 depreciation expense.

Asset Valuations and Impairments Goodwill and other indefinite-lived intangible assets are not amortized but tested at least annually for impairment. For impairment testing, we estimate fair values using models that predominantly rely on the expected cash flows to be derived from the use of the asset.

We test goodwill on a reporting unit basis by comparing the estimated fair value of each reporting unit to its book value. If the fair value exceeds the book value, then no impairment is measured. We estimate fair values using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes our 10-year cash flow projections with a perpetuity value discounted at an appropriate weighted average cost of capital. The market multiple approach uses the multiples of publicly traded companies whose services are comparable to those offered by the reporting units. In 2018, the calculated fair values of the reporting units exceeded their book values in all circumstances, and no additional testing was necessary. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair values would still be higher than the book value of the goodwill. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units.

We assess fair value for wireless licenses using a discounted cash flow model (the Greenfield Approach) and a corroborative market approach based on auction prices, depending upon auction activity. The Greenfield Approach assumes a company initially owns only the wireless licenses and makes investments required to build an operation comparable to current use. Inputs to the model include subscriber growth, churn, revenue per user, capital investment and acquisition costs per subscriber, ongoing operating costs and resulting EBITDA margins. We based our assumptions on a combination of average marketplace participant data and our historical results, trends and business plans. These licenses are tested annually for impairment on an aggregated basis, consistent with their use on a national scope for the United States and Mexico. For impairment testing, we assume subscriber and revenue growth will trend up to projected levels, with a long-term growth rate reflecting expected long-term inflation trends. We assume churn rates will initially exceed our current experience, but decline to rates that are in line with industry-leading churn. For the U.S. licenses, EBITDA margins are assumed to trend toward 47% annually. For the Mexico licenses, EBITDA margins are assumed to trend toward 27% annually. We used a discount rate of 10% for United States and Mexico, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair values of the wireless

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

licenses would still be higher than the book value of the licenses. The fair values of the wireless licenses in the United States and Mexico each exceeded their book values by more than 10%.

Orbital slots are also valued using the Greenfield Approach. The projected cash flows are based on various factors, including satellite cost, other capital investment per subscriber, acquisition costs per subscriber and usage per subscriber, as well as revenue growth, subscriber growth and churn rates. For impairment testing purposes, we assumed sustainable long-term growth assumptions consistent with the business plan and industry counterparts in the United States. We used a discount rate of 8.5% to calculate the present value of the projected cash flows. In 2018, the fair value of orbital slots exceeded the book value by approximately 10%, compared to more than 10% in the prior year. The decrease in fair value was driven by the transition of the video business to streaming technology.

We review customer relationships and other finite-lived intangible assets for impairment whenever events or circumstances indicate that the book value may not be recoverable over their remaining life. For this analysis, we compare the expected undiscounted future cash flows attributable to the asset to its book value.

We periodically assess our network assets for impairment (see Note 1).

Income Taxes Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 13 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of our tax returns by federal, state or foreign tax authorities.

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

The Tax Cuts and Jobs Act (Act) was enacted on December 22, 2017. The Act reduced the U.S. federal corporate tax rate from 35% to 21%, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign-sourced earnings. At December 31, 2017, we had not completed our accounting for the tax effects of enactment of the Act; however, we remeasured substantially all of our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future as a result of the reduction in federal tax rate and recorded a provisional amount for our one-time transition tax liability for our foreign subsidiaries. In Staff Accounting Bulletin 118, the Securities and Exchange Commission issued guidance that provided a “measurement period” whereby registrants could provide a reasonable estimate of the tax reform impact in their financial statements and adjust that amount during the measurement period. In 2018, we completed our analysis of the Act and recorded the effects in our financial statements. (See Note 13)

New Accounting Standards

Beginning with 2019 interim and annual reporting periods, we will adopt the FASB’s new accounting guidance related to leasing. The most significant impact of the new guidance will be to our balance sheet, as we will record a right-of-use asset and corresponding liability for our operating leases existing at January 1, 2019. We plan to adopt the new leasing standard using a modified retrospective transition method as of the beginning of the period of adoption. This elected method of adoption will not require us to adjust the balance sheet for prior periods, therefore affecting the comparability of our financial statements. See Note 1 for discussion of the expected impact of the standard.

Beginning with 2018 interim and annual reporting periods, we adopted the FASB’s new accounting guidance related to revenue recognition and the deferral of customer contract acquisition and fulfillment costs. As a result of modified retrospective application, the guidance only impacts our financial statements for periods beginning after December 31, 2017, affecting the comparability of our financial statements. See Notes 1 and 5 for discussion of the impacts of the standard.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

OTHER BUSINESS MATTERS

Time Warner On June 14, 2018, we completed our acquisition of Time Warner, a leader in media and entertainment whose major businesses encompass an array of some of the most respected media brands. The deal combines Time Warner’s vast library of content and ability to create new premium content for audiences around the world with our extensive customer relationships and distribution, one of the world’s largest pay-TV subscriber bases and scale in TV, mobile and broadband distribution. We expect that the transaction will advance our direct-to-consumer efforts and provide us with the ability to develop innovative new content offerings. Total consideration equaled $79,358, excluding Time Warner’s net debt at acquisition. On July 12, 2018, the U.S. Department of Justice (DOJ) appealed the U.S. District Court’s decision permitting the merger. We believe the DOJ’s appeal is without merit and we will continue to vigorously defend our legal position in the appellate court, which completed oral arguments on December 6, 2018.

A putative stockholder class action lawsuit has been filed in connection with statements made in the registration statement and prospectus on Form S-4 (S-4), filed by AT&T with the SEC in connection with our acquisition of Time Warner Inc. The action, Hoffman v. Stephenson et al. (the “Hoffman Complaint”), filed on February 7, 2019 in the Supreme Court of the State of New York, County of New York, alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, by AT&T and certain of AT&T’s current officers and directors based on alleged misrepresentations and omissions in the S-4 relating to trends in its then Entertainment Group segment and in particular with respect to the number of subscribers to our DIRECTV NOW service. The plaintiff in the Hoffman Complaint seeks damages, attorneys’ fees and costs, rescission, disgorgement and other and further relief. We believe the claims in the Hoffman Complaint are without merit and will vigorously defend our legal position in court.

Litigation Challenging DIRECTV’s NFL SUNDAY TICKET More than two dozen putative class actions were filed in the U.S. District Courts for the Central District of California and the Southern District of New York against DIRECTV and the National Football League (NFL). These cases were brought by residential and commercial DIRECTV subscribers that have purchased NFL SUNDAY TICKET. The plaintiffs allege that (i) the 32 NFL teams have unlawfully agreed not to compete with each other in the market for nationally televised NFL football games and instead have “pooled” their broadcasts and assigned to the NFL the exclusive right to market them; and (ii) the NFL and DIRECTV have entered into an unlawful exclusive distribution agreement that allows DIRECTV to charge “supra-competitive” prices for the NFL SUNDAY TICKET package. The complaints seek unspecified treble damages and attorneys’ fees along with injunctive relief. The first complaint, Abrahamian v. National Football League, Inc., et al., was served in June 2015. In December 2015, the Judicial Panel on Multidistrict Litigation transferred the cases outside the Central District of California to that court for consolidation and management of pre-trial proceedings. We vigorously dispute the allegations. In August 2016, DIRECTV filed a motion to compel arbitration and the NFL defendants filed a motion to dismiss the complaint. In June 2017, the court granted the NFL defendants’ motion to dismiss the complaint without leave to amend, finding that: (1) the plaintiffs did not plead a viable market; (2) the plaintiffs did not plead facts supporting the contention that the exclusive agreement between the NFL and DIRECTV harms competition; (3) the claims failed to overcome the fact that the NFL and its teams must cooperate to sell broadcasts; and (4) the plaintiffs do not have standing to challenge the horizontal agreement among the NFL and the teams. In light of the order granting the motion to dismiss, the court denied DIRECTV’s motion to compel arbitration as moot. In July 2017, plaintiffs filed an appeal in the U.S. Court of Appeals for the Ninth Circuit. The appeal has been fully briefed and oral arguments were completed on December 7, 2018. We await a decision.

Federal Trade Commission Litigation Involving DIRECTV In March 2015, the Federal Trade Commission (FTC) filed a civil suit in the U.S. District Court for the Northern District of California against DIRECTV seeking injunctive relief and money damages under Section 5 of the Federal Trade Commission Act and Section 4 of the Restore Online Shoppers’ Confidence Act. The FTC’s allegations concern DIRECTV’s advertising, marketing and sale of programming packages. The FTC alleges that DIRECTV did not adequately disclose all relevant terms. We vigorously dispute these allegations. A bench trial began in August 2017 and was suspended after the FTC rested its case so that the court could consider DIRECTV’s motion for judgment. The hearing on the motion occurred in October 2017, and the judge took it under advisement. On August 16, 2018, the court granted DIRECTV’s motion in large part, substantially limiting DIRECTV’s possible liability and damages. Following this decision, the FTC agreed to dismissal of its claims with prejudice. The court entered an order of dismissal in October 2018, ending the litigation.

Unlimited Data Plan Claims In October 2014, the FTC filed a civil suit in the U.S. District Court for the Northern District of California against AT&T Mobility, LLC seeking injunctive relief and unspecified money damages under Section 5 of the

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Federal Trade Commission Act. The FTC’s allegations concern the application of AT&T’s Maximum Bit Rate (MBR) program to customers who enrolled in our Unlimited Data Plan from 2007-2010. MBR temporarily reduces in certain instances the download speeds of a small portion of our legacy Unlimited Data Plan customers each month after the customer exceeds a designated amount of data during the customer’s billing cycle. MBR is an industry-standard practice that is designed to affect only the most data-intensive applications (such as video streaming). Texts, emails, tweets, social media posts, internet browsing and many other applications are typically unaffected. Contrary to the FTC’s allegations, our MBR program is permitted by our customer contracts, was fully disclosed in advance to our Unlimited Data Plan customers, and was implemented to protect the network for the benefit of all customers. We are engaged in pre-trial discovery. In addition to the FTC case, several class actions were filed challenging our MBR program. We secured dismissals in each of these cases except Roberts v. AT&T Mobility LLC, which is ongoing.

Labor Contracts As of January 31, 2019, we employed approximately 268,000 persons. Approximately 40% of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers (IBEW) or other unions. After expiration of the agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached. A contract now covering approximately 8,300 traditional wireline employees in our Midwest region expired in April 2018 and employees are working under the terms of the prior contract, including benefits, while negotiations continue. In addition, a contract now covering approximately 3,300 traditional wireline employees in our legacy AT&T Corp. business also expired in April 2018. Those employees are working under the terms of their prior contract, including benefits, while negotiations continue. Other contracts covering approximately 26,000 employees are scheduled to expire during 2019.

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

LIQUIDITY AND CAPITAL RESOURCES

With the completion of the Time Warner transaction, we had $5,204 in cash and cash equivalents available at December 31, 2018. Cash and cash equivalents included cash of $3,130 and money market funds and other cash equivalents of $2,074. Approximately $1,930 of our cash and cash equivalents were held by our foreign entities in accounts predominantly outside of the U.S. and may be subject to restrictions on repatriation.

Cash and cash equivalents decreased $45,294 since December 31, 2017, due to our acquisition of Time Warner. In 2018, cash inflows were primarily provided by the cash receipts from operations, issuance of commercial paper and long-term debt and dispositions. These inflows were offset by cash used to meet the needs of the business, including, but not limited to, the acquisitions of Time Warner and AppNexus, payment of operating expenses, funding capital expenditures, debt repayments, collateral deposits to banks and other participants in our derivative arrangements and dividends to stockholders.

We actively manage the timing of our vendor payments to optimize the use of our cash. Among other things, we seek to have vendor payments made on 90-day or greater terms, while providing vendors with access to bank facilities that permit earlier payments at the vendors’ cost. In addition, for payments to a key supplier, we have arrangements that allow us to extend payment terms up to 90 days at an additional cost to us. (See Note 21)

Cash Provided by or Used in Operating Activities

During 2018, cash provided by operating activities was $43,602 compared to $38,010 in 2017. Higher operating cash flows in 2018 were primarily due to contributions from acquired businesses, lower cash tax payments in 2018 of $2,360 and lower voluntary employee-related payments of $640; as well as continued working capital focus, including extension of vendor payment terms with suppliers, resulting in $1,602 of accounts payable increase offset by $1,244 of receivable timing pressure.

During 2017, cash provided by operating activities was $38,010 compared to $38,442 in 2016. Lower operating cash flows in 2017 were primarily due to more than $1,000 of voluntary employee-related payments resulting from tax reform.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Cash Used in or Provided by Investing Activities

During 2018, cash used in investing activities totaled $63,145, and consisted primarily of $43,309 for acquisition costs related to Time Warner, AppNexus and other transactions as well as $20,758 for capital expenditures, excluding interest during construction.

The vast majority of our capital expenditures are spent on our networks, including product development and related support systems. Capital expenditures, excluding interest during construction, increased $111 in 2018. Capital expenditures gross of FirstNet capital reimbursements increased $1,261 in 2018. During the year, approximately $1,500 of assets related to the FirstNet build have been placed into service. Total reimbursements from the government for FirstNet during 2018 were $1,670, predominately capital reimbursements.

In connection with capital improvements, we negotiate favorable payment terms (referred to as vendor financing), which are excluded from our investing activities and reported as financing activities. We enter into these supplier arrangements when the terms provide benefits to us relative to alternative financing arrangements. In 2018, vendor financing payments related to capital investments were approximately $560. During the year, we entered into $2,162 of new vendor financing commitments, with $2,495 of vendor financing payables included in our December 31, 2018 consolidated balance sheet, of which $1,984 are due within one year and the remainder are due between two and five years.

The amount of capital expenditures is influenced by demand for services and products, capacity needs and network enhancements. We are also focused on ensuring DIRECTV merger commitments are met. As of December 31, 2018, we market our fiber-to-the-premises network to 11 million customer locations and are on track to meet our FCC commitment of 12.5 million locations by mid-2019.

In 2019, we expect that our total capital investment, which consists of capital expenditures plus potential vendor financing payments, will be in the $23,000 range, excluding expected FirstNet reimbursement in the $1,000 range.

Cash Used in or Provided by Financing Activities

For the full year, cash used in financing activities totaled $25,989 and included net proceeds of $41,875 primarily resulting from drawing $20,925 on our term loan credit agreements in connection with our acquisition of Time Warner. Additionally, in November 2018, we entered into and drew on an additional $3,550 term loan agreement to repay a portion of the term loans drawn on for the Time Warner acquisition. The remaining amount consisted primarily of the following issuances:

●	April issuance of approximately $2,000 of notes and other borrowings issued by our subsidiary Vrio Corp. (Vrio). See discussion below.
●	June issuance of $1,500 of floating rate global notes due 2021.
●	August issuance of $825 of 5.625% global notes due 2067.
●	August issuance of €2,250 ($2,637 U.S. dollar equivalent) floating rate global notes due 2020.
●	August issuance of $3,750 of floating rate global notes due 2024.
●	August issuance of CAD$1,250 of 4.000% global notes due 2025 and CAD$750 of 5.100% global notes due 2048 (together, equivalent to $1,536 when issued).
●	September issuance of £750 global notes due 2026 (equivalent to $972 when issued).
●

September issuance of A$475 of floating rate notes due 2023, A$150 of 3.450% notes due 2023, A$300 of 4.100% notes due 2026 and A$400 of 4.600% notes due 2028 (together, equivalent to $955 when issued).

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

During 2018, we redeemed or repaid $52,643 of debt. Approximately $21,236 of notes were subject to mandatory redemption if we did not complete our acquisition of Time Warner by April 22, 2018. The remaining amount primarily consisted of the following redemptions:

●	$2,500 of 5.500% notes due 2018.
●	$750 of 1.750% notes due 2018.
●	$300 of 6.450% notes due 2018.
●	$1,000 of 5.600% notes due 2018.
●	$2,000 repayment of amounts outstanding under Warner Media, LLC’s Term Credit Agreement.
●	$600 of 6.875% historic TW Inc. notes due 2018.
●	$1,000 of notes issued by Vrio.
●	$16,050 repayment of amounts outstanding under our term loan agreements.
●	$1,400 of 4.875% Warner Media, LLC notes due 2020.
●	$1,600 of 2.375% notes due 2018.
●	$400 of floating rate notes due 2018.
●	$2,250 of 5.800% notes due 2019.
●	$942 of 5.875% notes due 2019.

On February 19, 2019, we issued $3,000 of 4.350% global notes due 2029 and $2,000 of 4.850% global notes due 2039. The proceeds will be used to redeem approximately $4,100 of senior notes issued by AT&T or one of our subsidiaries, such notes were issued redemption notices on February 15, 2019 and will be redeemed on March 27, 2019. Excess proceeds, together with cash on hand, were used to pay down amounts outstanding under term loans drawn on for the Time Warner acquisition.

Our weighted average interest rate of our entire long-term debt portfolio, including the impact of derivatives, was approximately 4.4% as of December 31, 2018 and December 31, 2017. We had $171,529 of total notes and debentures outstanding at December 31, 2018, which included Euro, British pound sterling, Swiss franc, Brazilian real, Mexican peso, Canadian dollar and Australian dollar denominated debt that totaled approximately $41,356.

As a result of the Time Warner acquisition, we acquired debt with a fair value of $22,865 at the time of acquisition, of which $16,981 at face value remained on our balance sheet as of December 31, 2018. The face value of the remaining debt acquired is summarized primarily as follows:

●	$650 maturing in 2019 with an interest rate of 2.100%.
●	$5,471 maturing between 2020 and 2024 with an interest rate ranging from 1.950% to 9.150%.
●	$5,898 maturing between 2025 and 2034 with an interest rate ranging from 2.950% to 7.700%.
●	$4,962 maturing between 2035 and 2045 with an interest rate ranging from 4.650% to 8.300%.

At December 31, 2018, we had $10,255 of debt maturing within one year, primarily consisting of $7,062 of long-term debt issuances and $3,048 of commercial paper borrowing. Debt maturing within one year includes the following notes that may be put back to us by the holders:

●	$1,000 of annual put reset securities issued by BellSouth that may be put back to us each April until maturity in 2021.
●

An accreting zero-coupon note that may be redeemed each May until maturity in 2022. If the remainder of the zero-coupon note (issued for principal of $500 in 2007 and partially exchanged in the 2017 debt exchange offers) is held to maturity, the redemption amount will be $592.

Vrio entered into an April 2018 borrowing of approximately $1,000 of debt denominated in Brazilian reais that matures in 2021. The current floating rate for the facility is based upon the Brazil interbank deposit rate annualized (DI Rate), plus 100 basis points. This borrowing is unhedged and remained outstanding at December 31, 2018.

At December 31, 2018, we had approximately 376 million shares remaining from share repurchase authorizations approved by the Board of Directors in 2013 and 2014 (see Note 16). For the year ended December 31, 2018, we repurchased approximately 13 million shares under these authorizations.

We paid dividends of $13,410 in 2018, $12,038 in 2017 and $11,797 in 2016, primarily reflecting the increase in the number of shares outstanding related to our acquisition of Time Warner as well as an increase in our quarterly dividend approved by our Board of Directors in December 2017. Dividends declared by our Board of Directors totaled $2.01 per share in 2018 and $1.97 per share in 2017. Our dividend policy considers the expectations and requirements of stockholders, capital funding requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to declaration by our Board of Directors.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Excluding the impact of acquisitions, our 2019 financing activities will focus on the refinancing and/or repayment of debt and the payment of dividends, subject to approval by our Board of Directors. We plan to fund our financing uses of cash through a combination of cash from operations, debt issuances and asset sales. The timing and mix of any debt issuance will be guided by credit market conditions and interest rate trends.

Credit Facilities

The following summary of our various credit and loan agreements does not purport to be complete and is qualified in its entirety by reference to each agreement filed as exhibits to our Annual Report on Form 10-K.

We use credit facilities as a tool in managing our liquidity status. In December 2018, we amended our five-year revolving credit agreement (the “Amended and Restated Credit Agreement”) and concurrently entered into a new five-year agreement (the “Five Year Credit Agreement”) such that we now have two $7,500 revolving credit agreements totaling $15,000. The Amended and Restated Credit Agreement terminates on December 11, 2021 and the Five Year Credit Agreement terminates on December 11, 2023. No amounts were outstanding under either agreement as of December 31, 2018.

On September 29, 2017, we entered into a $2,250 syndicated term loan credit agreement (the “Nova Scotia Credit Agreement”) containing (i) a three-year $750 term loan facility, (ii) a four-year $750 term loan facility and (iii) a five-year $750 term loan facility, with certain investment and commercial banks and The Bank of Nova Scotia, as administrative agent. We drew on all three facilities during the first quarter of 2018, with $2,250 in advances outstanding as of December 31, 2018.

In anticipation of the Time Warner acquisition, we entered into a $16,175 term loan agreement (“Acquisition Term Loan”) containing (i) a 2.5 year $8,087.5 facility (the “Tranche A Facility”) and (ii) a 4.5 year $8,087.5 facility (the “Tranche B Facility”) with a commitment termination date of December 31, 2018. We drew on the entire Acquisition Term Loan during the second quarter of 2018 and subsequently repaid all amounts outstanding under the Tranche B Facility and $5,463 of amounts outstanding under the Tranche A Facility. As of December 31, 2018, $2,625 is outstanding of Tranche A advances and $0 is outstanding of Tranche B advances. We paid $2,625 of the Tranche A advances on February 20, 2019, and terminated the facility.

On November 20, 2018, we entered into and drew on a 4.5 year $3,550 term loan credit agreement (the “November 2018 Term Loan”) with Bank of America, N.A., as agent. We used the proceeds to finance the repayment, in part, of loans outstanding under the Acquisition Term Loan.

On January 31, 2019, we entered into and drew on an 11-month $2,850 syndicated term loan credit agreement (the “Citibank Term Loan”), with certain investment and commercial banks and Citibank, N.A., as administrative agent.

We also utilize other external financing sources, which include various credit arrangements supported by government agencies to support network equipment purchases, as well as a commercial paper program.

Each of our credit and loan agreements contains covenants that are customary for an issuer with an investment grade senior debt credit rating as well as a net debt-to-EBITDA financial ratio covenant requiring AT&T to maintain, as of the last day of each fiscal quarter, a ratio of not more than 3.5-to-1. As of December 31, 2018, we were in compliance with the covenants for our credit facilities.

Collateral Arrangements

During 2018, we deposited $2,045 of additional cash collateral, on a net basis, to banks and other participants in our derivative arrangements, compared to receiving $3,714 in the prior year. Cash postings under these arrangements vary with changes in credit ratings and netting agreements. (See Note 12)

Other

Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders’ equity. Our capital structure does not include debt issued by our equity method investments. At December 31, 2018, our debt ratio was 47.7%, compared to 53.6% at December 31, 2017 and 49.9% at December 31, 2016. Our net debt ratio was 46.2% at December 31, 2018, compared to 37.2% at December 31, 2017 and 47.5% at December 31, 2016. The debt ratio is affected by the same factors that affect total capital, and reflects our recent debt issuances, repayments and debt acquired in business combinations.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

A significant amount of our cash outflows is related to tax items and benefits paid for current and former employees. Total taxes incurred, collected and remitted by AT&T during 2018, 2017 and 2016 were $22,172, $23,393 and $25,099. These taxes include income, franchise, property, sales, excise, payroll, gross receipts and various other taxes and fees. Total health and welfare benefits provided to certain active and retired employees and their dependents totaled $4,368 in 2018, with $1,503 paid from plan assets. Of those benefits, $4,020 related to medical and prescription drug benefits. In addition, in 2018 we prefunded $480 for future benefit payments. During 2018, we paid $4,632 of pension benefits out of plan assets.

During 2018, we also received approximately $9,879 from monetization of various assets, compared to $5,727 in 2017, primarily from our sales of certain equipment installment receivables and the sale of our colocation business. We plan to continue to explore similar opportunities in 2019.

During 2018, to simplify transferability and enhance marketability, we modified our agreement covering the contribution of the preferred equity interest in AT&T Mobility II LLC (Mobility II) with our pension trust and began accounting for this instrument as a noncontrolling interest. The trust is entitled to receive cumulative cash distributions of $560 per annum, which are distributed quarterly in equal amounts. So long as those distributions are declared and paid, the terms of the preferred equity interest will not impose any limitations on our ability to declare a dividend on or repurchase AT&T shares. Mobility II distributed $560 to the trust during 2018 and 2017. See Notes 14 and 16 for additional information.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Our contractual obligations as of December 31, 2018 are in the following table:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt obligations[1]	$174,553	$7,090	$26,133	$26,721	$114,609
Interest payments on long-term debt	114,297	7,612	14,328	12,459	79,898
Purchase obligations[2]	63,661	16,172	18,687	10,310	18,492
Operating lease obligations[3]	27,594	4,361	7,604	6,089	9,540
FirstNet sustainability payments[4]	17,760	120	240	390	17,010
Unrecognized tax benefits[5]	9,917	355	-	-	9,562
Other finance obligations[6]	7,567	2,566	1,297	872	2,832
Total Contractual Obligations	$415,349	$38,276	$68,289	$56,841	$251,943

[1]	Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity (see Note 11).
[2]

The purchase obligations will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contracts. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $225 in 2019, $174 in the aggregate for 2020 and 2021, $112 in the aggregate for 2022 and 2023, and $49 in the aggregate thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

[3]	Represents operating lease payments (see Note 7).
[4]

Represents contractual commitment to make sustainability payments over the 25-year contract. These sustainability payments represent our commitment to fund FirstNet’s operating expenses and future reinvestment in the network, which we will own and operate. FirstNet has a statutory requirement to reinvest funds that exceed the agency’s operating expenses, which we anticipate to be $15,000. (See Note 19)

[5]

The noncurrent portion of the UTBs is included in the “More than 5 Years” column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time (see Note 13).

[6]	Represents future minimum payments under the Crown Castle and other arrangements (see Note 18), payables subject to extended payment terms (Note 21) and capital lease payments (see Note 7).

Certain items were excluded from this table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment, the obligations are immaterial or because the settlement of the obligation will not require the use of cash. These items include: deferred income tax liability of $57,859 (see Note 13); net postemployment benefit obligations of $19,218; expected pension and postretirement payments (see Note 14); other noncurrent liabilities of $15,521; third-party debt guarantees; and fair value of our interest rate swaps.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

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

One of the most significant assumptions used in estimating our postretirement benefit obligations is the assumed weighted-average discount rate, which is the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows for the obligations. In recent years, the discount rates have been increasingly volatile, and on average have been lower than in historical periods. Lower discount rates used to measure our pension and postretirement plans result in higher obligations. Future increases in these rates could result in lower obligations, improved funded status and actuarial gains.

Interest Rate Risk

The majority of our financial instruments are medium- and long-term fixed-rate notes and debentures. Changes in interest rates can lead to significant fluctuations in the fair value of these instruments. The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 11 and 12. In managing interest expense, we control our mix of fixed and floating rate debt, principally through the use of interest rate swaps. We have established interest rate risk limits that we closely monitor by measuring interest rate sensitivities in our debt and interest rate derivatives portfolios.

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

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2018. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2018.

	Maturity

								Fair Value
	2019	2020	2021	2022	2023	Thereafter	Total	12/31/18

Interest Rate Derivatives

Interest Rate Swaps:
Receive Fixed/Pay
Variable Notional
Amount Maturing	$1,850	$-	$853	$100	$-	$680	$3,483	$(39)
Weighted-Average
Variable Rate Payable[1]	5.9%	5.9%	6.6%	6.8%	6.9%	7.0%
Weighted-Average
Fixed Rate Receivable	5.3%	5.6%	6.5%	6.8%	6.8%	6.6%

[1]	Interest payable based on current and implied forward rates for One, Three, or Six Month LIBOR plus a spread ranging between approximately 49 and 564 basis points.

Foreign Exchange Risk

We principally use foreign exchange contracts to hedge the risk related to unremitted or forecasted royalties and license fees owed to our domestic companies for the sale or anticipated sale of U.S. copyrighted products abroad because such amounts may be adversely affected by changes in foreign currency exchange rates. Similarly, we enter into foreign exchange contracts to hedge certain film production costs denominated in foreign currencies as well as other transactions, assets and liabilities denominated in foreign currencies. As part of our overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, we generally hedge a portion of our foreign currency exposures anticipated over a rolling twelve-month period. The hedging period for royalties and license fees generally covers revenues expected to be recognized during the calendar year; however, there is often a lag between the time that revenue is recognized and the transfer of foreign-denominated cash to U.S. dollars. To hedge this exposure, we use foreign exchange contracts that generally have maturities of three months to eighteen months and provide continuing coverage throughout the hedging period.

We are also exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. We have designated €700 million aggregate principal amount of debt as a hedge of the variability of certain Euro-denominated net investments of WarnerMedia. The gain or loss on the debt that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is recorded as a currency translation adjustment within accumulated other comprehensive income, net on the consolidated balance sheet.

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

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. We had foreign exchange forward contracts with a notional value of $2,094 and a fair value of $85 outstanding at December 31, 2018.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

The comparison above assumes $100 invested on December 31, 2013, in AT&T common stock, Standard & Poor’s 500 Index (S&P 500), and Standard & Poor’s 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

DISCUSSION AND RECONCILIATION OF NON-GAAP MEASURE

We believe the following measure is relevant and useful information to investors as it is used by management as a method of comparing performance with that of many of our competitors. This supplemental measure should be considered in addition to, but not as a substitute of, our consolidated and segment financial information.

Business Solutions Reconciliation

We provide a supplemental discussion of our Business Solutions operations that is calculated by combining our Mobility and Business Wireline business units, and then adjusting to remove non-business operations. The following table presents a reconciliation of our supplemental Business Solutions results.

	Year Ended December 31, 2018
	Mobility	Business Wireline	Adjustments[1]	Business Solutions
Operating Revenues
Wireless service	$54,933	$-	$(47,536)	$7,397
Strategic services	-	12,310	-	12,310
Legacy voice and data services	-	10,697	-	10,697
Other service and equipment	-	3,820	-	3,820
Wireless equipment	16,411	-	(13,879)	2,532
Total Operating Revenues	71,344	26,827	(61,415)	36,756

Operating Expenses
Operations and support	41,266	16,245	(34,792)	22,719
EBITDA	30,078	10,582	(26,623)	14,037
Depreciation and amortization	8,355	4,754	(7,158)	5,951
Total Operating Expense	49,621	20,999	(41,950)	28,670
Operating Income	21,723	5,828	(19,465)	8,086
Equity in Net Income of Affiliates	(1)	(1)	1	(1)
Operating Contribution	$21,722	$5,827	$(19,464)	$8,085

1Non-business wireless reported in the Communications segment under the Mobility business unit.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

	Year Ended December 31, 2017
	Mobility	Business Wireline	Adjustments[1]	Business Solutions
Operating Revenues
Wireless service	$57,696	$-	$(49,687)	$8,009
Strategic services	-	11,950	-	11,950
Legacy voice and data services	-	13,565	-	13,565
Other service and equipment	-	3,778	-	3,778
Wireless equipment	13,394	-	(11,842)	1,552
Total Operating Revenues	71,090	29,293	(61,529)	38,854

Operating Expenses
Operations and support	42,871	18,492	(36,867)	24,496
EBITDA	28,219	10,801	(24,662)	14,358
Depreciation and amortization	8,015	4,789	(6,903)	5,901
Total Operating Expense	50,886	23,281	(43,770)	30,397
Operating Income	20,204	6,012	(17,759)	8,457
Equity in Net Income of Affiliates	-	(2)	1	(1)
Operating Contribution	$20,204	$6,010	$(17,758)	$8,456

1Non-business wireless reported in the Communications segment under the Mobility business unit.

	Year Ended December 31, 2016
	Mobility	Business Wireline	Adjustments[1]	Business Solutions
Operating Revenues
Wireless service	$59,152	$-	$(50,868)	$8,284
Strategic services	-	11,139	-	11,139
Legacy voice and data services	-	15,904	-	15,904
Other service and equipment	-	3,942	-	3,942
Wireless equipment	13,435	-	(11,908)	1,527
Total Operating Revenues	72,587	30,985	(62,776)	40,796

Operating Expenses
Operations and support	43,567	19,954	(37,644)	25,877
EBITDA	29,020	11,031	(25,132)	14,919
Depreciation and amortization	8,277	5,235	(7,204)	6,308
Total Operating Expense	51,844	25,189	(44,848)	32,185
Operating Income	20,743	5,796	(17,928)	8,611
Equity in Net Income of Affiliates	-	-	-	-
Operating Contribution	$20,743	$5,796	$(17,928)	$8,611

1Non-business wireless reported in the Communications segment under the Mobility business unit.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

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

Our costs to provide current benefits and funding for future benefits are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Depressed market returns in 2018 have led to lower than assumed investment returns on our plan assets, with a higher end-of-period yield curve contributing to lower benefit obligations resulting in an insignificant change to our overall funding obligations. Should unfavorable market returns continue, we may need to adjust our assumed rate of return on plan assets. In calculating the costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. While we have made some changes to the benefit plans to limit our risk from increasing medical costs, if actual investment returns, medical costs and interest rates are worse than those previously assumed, our expenses will increase.

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

While the global financial markets were generally stable during 2018, a continuing uncertainty surrounding global growth rates has resulted in continuing volatility in the credit, currency, equity and fixed income markets. Uncertainty regarding the impositions of U.S. tariffs on Chinese goods, the impending withdrawal of the United Kingdom from the European Union, the potential failure of the United Kingdom and the European Union to reach agreement on the terms of the exit and other political developments in Europe and Asia could significantly affect global financial markets in 2019. Volatility in other areas, such as in emerging markets, may affect companies’ access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face stricter capital-related and other regulations in the United States and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. A company’s cost of borrowing is also affected by evaluations given by various credit rating agencies and these agencies have been applying tighter credit standards when evaluating a company’s debt levels and future growth prospects. While we have been successful in continuing to access the credit and fixed income markets when needed, adverse changes in the financial markets could render us either unable to access these markets or able to access these markets only at higher interest costs and with restrictive financial or other conditions, severely affecting our business operations.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could further increase our operating costs and/or alter customer perceptions of our operations, which could materially adversely affect us.

Our subsidiaries providing wired services are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the United States are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless and various video subsidiaries are regulated to varying degrees by the FCC and in some instances, by state and local agencies. Adverse regulations and rulings by the FCC relating to broadband and especially satellite video issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on a variety of issues related to our operations, such as privacy issues, government requests or orders for customer data, and potential global climate changes, have led to proposals or new legislation at state, federal and foreign government levels to change or increase regulation on our operations. Enactment of new privacy laws and regulations could, among other things, adversely affect our ability to collect and offer targeted advertisements, an expected growth area for the company, or result in additional costs of compliance or litigation. Should customers decide that our competitors operate in a more customer-friendly environment, we could be materially adversely affected.

Adoption of new software-based technologies may involve quality and supply chain issues and could increase capital costs.

The communications and digital entertainment industry has experienced rapid changes in the past several years. An increasing number of our customers are using mobile devices as the primary means of viewing video and an increasing number of nontraditional video providers are developing content and technologies to satisfy the desire for video entertainment demand. In addition, businesses and government bodies are broadly shifting to wireless-based services for homes and infrastructure to improve services to their respective customers and constituencies. In order to remain competitive, we now offer a mobile TV service and continue to upgrade our sophisticated wired and wireless networks, including satellites, as well as research other technologies. We are spending significant capital to shift our wired network to software-based technology and are launching a new wireless technology (5G) to address these consumer demands. We are entering into a significant number of software licensing agreements and working with software developers to provide network functions in lieu of installing switches or other physical network equipment in order to respond to rapid developments in video and wireless demand. While software-based functionality can be changed much more quickly than, for example, physical switches, the rapid pace of development means that we may increasingly need to rely on single-source and software solutions that have not previously been deployed in production environments. Should this software not function as intended or our license agreements provide inadequate protection from intellectual property infringement claims, we could be forced to either substitute (if available), or else spend time to develop alternative technologies at a much higher cost and incur harm to our reputation for reliability, and, as a result, our ability to remain competitive could be materially adversely affected.

Continuing growth in and the converging nature of wireless, video and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers.

Wireless, video and broadband services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We must continually invest in our networks in order to improve our wireless, video and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our wireline network to support transport of these services. In order to stem broadband subscriber losses to cable competitors in our non-fiber wireline areas, we have been expanding our all-fiber wireline network. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy software and other technology advancements in order to efficiently invest in our network.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Network service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and wireless handset operating standards, supplier delays, software issues, increases in network and handset component costs, regulatory permitting delays for tower sites or enhancements, or labor-related delays. Deployment of new technology also may adversely affect the performance of the network for existing services. If we cannot acquire needed spectrum or deploy the services customers desire on a timely basis with acceptable quality and at adequate cost, then our ability to attract and retain customers, and, therefore, maintain and improve our operating margins, could be materially adversely affected.

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

Ongoing changes in the U.S. television industry and consumer viewing patterns could materially adversely affect our operating results.

Our video subsidiaries derive substantial revenues and profits from cable networks and premium pay television services and the production and licensing of television programming to broadcast and cable networks and premium pay television services. The U.S. television industry is continuing to evolve rapidly, with developments in technology leading to new methods for the distribution of video content and changes in when, where and how audiences consume video content. These changes have led to (1) the disruption of the traditional television content distribution model by OTT services, which are increasing in number and some of which have significant and growing subscriber/user bases, and (2) the disruption of the advertising-supported television model resulting from increased video consumption through OTT services, time-shifted viewing of television programming and the use of DVRs to skip advertisements. The number of subscribers to traditional linear programming in the U.S. has been declining in recent years and the U.S. television industry has experienced declines in ratings for programming, which have negatively affected subscription and advertising revenues, and these trends are expected to continue. The popularity of content, whether on television or through movies, is difficult to predict and can change rapidly, and low public acceptance of our television and movie content, including WarnerMedia’s content, could adversely affect our results of operations. We are taking steps to mitigate the risks from these changes, such as direct-to-consumer streaming services and new, enhanced advertising opportunities, but there can be no assurance that these and other efforts will be successful in responding to these changes.

Increasing costs to provide video and other services could adversely affect operating margins.

Our operating costs, including customer acquisition and retention costs, could continue to put pressure on margins and customer retention levels. In addition, most of our video programming is provided by other companies and historically the rates they charge us for programming have often increased more than the rate of inflation. In addition, as customer viewing habits shift to mobile and on-demand from linear programming, negotiating licensing rights is increasingly complicated. We are attempting to use our increased scale and access to wireless customers to change this trend but such negotiations are difficult and also may result in programming disruption. If we are unable to restrain these costs or provide programming desired by our customers, it could impact margins and our ability to attract and retain customers. Our WarnerMedia operations, which create and license content to other providers, also may experience increasing difficulties to secure favorable terms, including those related to pricing, positioning and packaging, during affiliate agreement negotiations, which may lead to blackouts of WarnerMedia programming, and WarnerMedia may face greater difficulty in achieving placement of its networks and premium pay television services in smaller bundles or mobile offerings by third parties.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

A number of our competitors offering comparable legacy services that rely on alternative technologies and business models are typically subject to less (or no) regulation, and therefore are able to operate with lower costs. These competitors generally can focus on discrete customer segments since they do not have regulatory obligations to provide universal service. Also, these competitors have cost advantages compared to us, due in part to operating on newer, more technically advanced and lower-cost networks and a nonunionized workforce, lower employee benefits and fewer retirees. We have begun initiatives at both the state and federal levels to obtain regulatory approvals, where needed, to transition services from our older copper-based network to an advanced IP-based network. If we do not obtain regulatory approvals for our network transition or obtain approvals with onerous conditions, we could experience significant cost and competitive disadvantages.

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

Cyberattacks, equipment failures, natural disasters and terrorist acts may materially adversely affect our operations.

Cyberattacks, major equipment failures or natural disasters, such as flooding, hurricanes, forest fires and earthquakes whether caused by discrete severe weather events and/or precipitated by long-term climate change, software problems, terrorist acts or other breaches of network or IT security that affect our networks, including software and switches, microwave links, third-party-owned local and long-distance networks on which we rely, our cell sites or other equipment, our satellites, our customer account support and information systems, or employee and business records could have a material adverse effect on our operations. Our wired network in particular is becoming increasingly reliant on software as it evolves to handle increasing demands for video transmission. While we have been subject to security incidents or cyberattacks, these did not result in a material adverse effect on our operations. However, as such attacks continue to increase in scope and frequency, we may be unable to prevent a significant attack in the future. Our ability to maintain and upgrade our video programming also depends on our ability to successfully deploy and operate video satellites. Our inability to deploy or operate our networks or customer support systems could result in significant expenses, potential legal liability, a loss of current or future customers and reputation damage, any of which could have a material adverse effect on our operations and financial condition.

Intellectual property rights may be adversely affected by piracy or be inadequate to take advantage of business opportunities, such as new distribution platforms, which may materially adversely affect our operations.

Increased piracy of video content, products and other intellectual property, particularly in our foreign WarnerMedia and Latin American operations, will decrease revenues. Mobile and broadband technological developments have made it easier to reproduce and distribute high-quality unauthorized copies of content. Piracy is particularly prevalent in countries that lack effective copyright and other legal protections or enforcement measures and thieves can attract users throughout the world. Effective intellectual property protection may not be available in every country in which our businesses operate. We may need to spend significant amounts of money to protect our rights. We are also increasingly negotiating broader licensing agreements to expand our ability to use new methods to distribute content to customers. Any impairment of our intellectual property rights, including due to changes in U.S. or foreign intellectual property laws or the absence of effective legal protections or enforcement measures, or our inability to negotiate broader distribution rights could materially adversely impact our operations.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

Our ability to successfully integrate our June 2018 acquisition of Time Warner, including the risk that the cost savings and revenue synergies from the acquisition may not be fully realized or may take longer to realize than expected; higher debt levels we incurred to finance the acquisition and the issuance of additional shares; the addition of Time Warner’s existing debt to our balance sheet; disruption from the acquisition making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues.

We completed our acquisition of Time Warner in June 2018. We believe that the acquisition will give us the scale, resources and ability to deploy video content more efficiently to more customers than otherwise possible and to provide very attractive integrated offerings of video, broadband and wireless services; compete more effectively against other video providers as well as other technology, media and communications companies; create premium advertising opportunities; and produce cost and revenue synergies. We must integrate a large number of operational and administrative systems, which may involve significant management time and create uncertainty for employees, customers and suppliers. The integration process may also result in significant expenses and charges against earnings, both cash and noncash. This acquisition also has increased the amount of debt on our balance sheet leading to additional interest expense and, due to the additional shares issued, will result in additional cash being required for any dividends declared. Both of these factors could put pressure on our financial flexibility to continue capital investments, develop new services and declare future dividends. In addition, events outside our control, including changes in regulation and laws as well as economic trends, could adversely affect our ability to realize the expected benefits from this acquisition. Following the closing, the U.S. Department of Justice filed an appeal of the court decision allowing us to complete the acquisition; we believe the lower court decision will be upheld.

Our international operations have increased our exposure to both changes in the international economy and to the level of regulation on our business and these risks could offset our expected growth opportunities.

We have international operations, particularly in Mexico and the rest of Latin America, and worldwide through WarnerMedia’s content distribution as well as services to our large U.S.-based businesses. We need to comply with a wide variety of, and complex local laws, regulations and treaties and government involvement in private business activity. We are exposed to restrictions on cash repatriation, foreign exchange controls, fluctuations in currency values, changes in relationships between U.S. and foreign governments, trade restrictions including potential border taxes, differences in intellectual property protection laws, and other regulations that may affect materially our earnings. Our Mexico operations in particular rely on a continuation of a regulatory regime that fosters competition. While the countries involved represent significant opportunities to sell our advanced services, a number of these same countries have experienced unstable growth patterns and at times have experienced high inflation, currency devaluation, foreign exchange controls, instability in the banking sector and high unemployment. Should these conditions persist, customers in these countries may be unable to purchase the services we offer or pay for services already provided.

In addition, operating in foreign countries also typically involves participating with local businesses, either to comply with local laws or, for example, to enhance product marketing, deploy networks or execute on other capital projects. Involvement with foreign firms exposes us to the risk of being unable to control the actions of those firms and therefore exposes us to risks associated with our obligation to comply with the Foreign Corrupt Practices Act (FCPA). Violations of the FCPA could have a material adverse effect on our operating results.

Increases in our debt levels to fund acquisitions, additional spectrum purchases, or other strategic decisions could adversely affect our ability to finance future debt at attractive rates and reduce our ability to respond to competition and adverse economic trends.

We have increased the amount of our debt over the last three years to fund significant acquisitions, as well as spectrum purchases needed to compete in our industry. While we believe such decisions were prudent and necessary to take advantage of both growth opportunities and respond to industry developments, we did experience credit-rating downgrades from historical levels. Banks and potential purchasers of our publicly-traded debt may decide that these strategic decisions and similar actions we may take in the future, as well as expected trends in the industry, will continue to increase the risk of investing in our debt and may demand a higher rate of interest, impose restrictive covenants or otherwise limit the amount of potential borrowing.

AT&T INC.

DECEMBER 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Continued

Dollars in millions except per share amounts

European Union regulation and reform of “benchmarks,” including LIBOR, is ongoing and could have a material adverse effect on the value and return on our variable rate indebtedness.

LIBOR and other interest rate and other types of indices which are deemed to be “benchmarks” are the subject of ongoing international regulatory reform in the European Union. Regulatory changes and the uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities. Any changes announced by regulators or any other governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates, as applicable. If that were to occur, the level of interest payments and the value of our variable rate indebtedness may be affected. In addition, on July 27, 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. Although our variable rate indebtedness may provide for alternative methods of calculating the interest rate payable on such indebtedness if LIBOR is not reported, uncertainty as to the extent and manner of future changes may adversely affect the current trading market for LIBOR-based securities and the value of our variable rate indebtedness.

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

●

Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability and our suppliers’ ability to access financial markets at favorable rates and terms.

●	Changes in available technology and the effects of such changes, including product substitutions and deployment costs.
●

Increases in our benefit plans’ costs, including increases due to adverse changes in the United States and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates; adverse changes in mortality assumptions; adverse medical cost trends; and unfavorable or delayed implementation or repeal of healthcare legislation, regulations or related court decisions.

●

The final outcome of FCC and other federal, state or foreign government agency proceedings (including judicial review, if any, of such proceedings) involving issues that are important to our business, including, without limitation, special access and business data services; pending Notices of Apparent Liability; the transition from legacy technologies to IP-based infrastructure, including the withdrawal of legacy TDM-based services; universal service; broadband deployment; wireless equipment siting regulations; E911 services; competition policy; privacy; net neutrality; multichannel video programming distributor services and equipment; content licensing and copyright protection; availability of new spectrum, on fair and balanced terms; IP licensing, and wireless and satellite license awards and renewals.

●

The final outcome of state and federal legislative efforts involving topics that are important to our business, including deregulation of IP-based services, relief from Carrier of Last Resort obligations and elimination of state commission review of the withdrawal of services, internet regulation and privacy issues.

●

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

●

Potential changes to the electromagnetic spectrum currently used for broadcast television and satellite distribution being considered by the FCC could negatively impact WarnerMedia’s ability to deliver linear network feeds of its domestic cable networks to its affiliates, and in some cases, WarnerMedia’s ability to produce high-value news and entertainment programming on location.

●

U.S. and foreign laws and regulations regarding intellectual property rights protection and privacy, personal data protection and user consent are complex and rapidly evolving and could result in impact to our business plans, increased costs, or claims against us that may harm our reputation.

●

Our ability to absorb revenue losses caused by increasing competition, including offerings that use alternative technologies or delivery methods (e.g., cable, wireless, VoIP and over-the-top video service), subscriber reluctance to purchase new wireless handsets, and our ability to maintain capital expenditures.

●	The extent of competition including from governmental networks and other providers and the resulting pressure on customer totals and segment operating margins.
●	Our ability to develop attractive and profitable product/service offerings to offset increasing competition and increasing fragmentation of customer viewing habits.
●

The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including non-regulation of comparable alternative technologies (e.g., VoIP and data usage).

●

The continued development and delivery of attractive and profitable video and broadband offerings; the extent to which regulatory and build-out requirements apply to our offerings; our ability to match speeds offered by our competitors and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.

●	Our continued ability to maintain margins, attract and offer a diverse portfolio of video, wireless service and devices and device financing plans.
●	Our ability to generate advertising revenue from attractive video content, especially from WarnerMedia, in the face of unpredictable and rapidly evolving public viewing habits.
●

The availability, cost and our ability to adequately fund additional wireless spectrum and network upgrades; and regulations and conditions relating to spectrum use, licensing, obtaining additional spectrum, technical standards and deployment and usage, including network management rules.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

●	Our ability to manage growth in wireless data services, including network quality and acquisition of adequate spectrum at reasonable costs and terms.
●	The outcome of pending, threatened or potential litigation (which includes arbitrations), including, without limitation, patent and product safety claims by or against third parties.
●

The impact from major equipment failures on our networks, including satellites operated by DIRECTV; the effect of security breaches related to the network or customer information; our inability to obtain handsets, equipment/software or have handsets, equipment/software serviced in a timely and cost-effective manner from suppliers; and in the case of satellites launched, timely provisioning of services from vendors; or severe weather conditions including flooding and hurricanes, natural disasters including earthquakes and forest fires, pandemics, energy shortages, wars or terrorist attacks.

●	The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
●	The U.S. Department of Justice prevailing on its appeal of the court decision permitting our acquisition of Time Warner Inc.
●	Our ability to successfully integrate our WarnerMedia operations, including the ability to manage various businesses in widely dispersed business locations and with decentralized management.
●	Our ability to take advantage of the desire of advertisers to change traditional video advertising models.
●	Our increased exposure to foreign economies, including foreign exchange fluctuations as well as regulatory and political uncertainty.
●

Changes in our corporate strategies, such as changing network-related requirements or acquisitions and dispositions, which may require significant amounts of cash or stock, to respond to competition and regulatory, legislative and technological developments.

●

The uncertainty surrounding further congressional action to address spending reductions, which may result in a significant decrease in government spending and reluctance of businesses and consumers to spend in general.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

AT&T Inc.

Consolidated Statements of Income

Dollars in millions except per share amounts

	2018	2017	2016

Operating Revenues
Service	$152,345	$145,597	$148,884
Equipment	18,411	14,949	14,902
Total operating revenues	170,756	160,546	163,786

Operating Expenses
Cost of revenues
Equipment	19,786	18,709	18,757
Broadcast, programming and operations	26,727	21,159	19,851
Other cost of revenues (exclusive of depreciation and amortization shown separately below)	32,906	37,942	38,582
Selling, general and administrative	36,765	35,465	36,845
Asset abandonments and impairments	46	2,914	361
Depreciation and amortization	28,430	24,387	25,847
Total operating expenses	144,660	140,576	140,243
Operating Income	26,096	19,970	23,543

Other Income (Expense)
Interest expense	(7,957)	(6,300)	(4,910)
Equity in net income (loss) of affiliates	(48)	(128)	98
Other income (expense) – net	6,782	1,597	1,081
Total other income (expense)	(1,223)	(4,831)	(3,731)
Income Before Income Taxes	24,873	15,139	19,812
Income tax (benefit) expense	4,920	(14,708)	6,479
Net Income	19,953	29,847	13,333
Less: Net Income Attributable to Noncontrolling Interest	(583)	(397)	(357)
Net Income Attributable to AT&T	$19,370	$29,450	$12,976

Basic Earnings Per Share Attributable to AT&T	$2.85	$4.77	$2.10
Diluted Earnings Per Share Attributable to AT&T	$2.85	$4.76	$2.10

The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.

Consolidated Statements of Comprehensive Income

Dollars in millions

	2018	2017	2016

Net income	$19,953	$29,847	$13,333
Other comprehensive income, net of tax:
Foreign Currency:
Foreign currency translation adjustment (includes $(32), $(5) and $20 attributable to noncontrolling interest), net of taxes of $(45), $123 and $357	(1,062)	15	(777)
Securities:
Net unrealized gains (losses), net of taxes of $(1), $109 and $36	(4)	187	58
Reclassification adjustment included in net income, net of taxes of $0, $(117) and $(1)	-	(185)	(1)
Derivative Instruments:
Net unrealized gains (losses), net of taxes of $(156), $200 and $371	(597)	371	690
Reclassification adjustment included in net income, net of taxes of $6, $21 and $21	13	39	38
Defined benefit postretirement plans:
Net prior service credit arising during period, net of taxes of $271, $675 and $305	830	1,083	497
Amortization of net prior service credit included in net income, net of taxes of $(431), $(604) and $(525)	(1,322)	(988)	(858)
Other comprehensive income (loss)	(2,142)	522	(353)
Total comprehensive income	17,811	30,369	12,980
Less: Total comprehensive income attributable to noncontrolling interest	(551)	(392)	(377)
Total Comprehensive Income Attributable to AT&T	$17,260	$29,977	$12,603

The accompanying notes are an integral part of the consolidated financial statements.

AT&T INC.

CONSOLIDATED BALANCE SHEETS

Dollars in millions except per share amounts

	December 31,
	2018	2017
Assets Current Assets
Cash and cash equivalents	$5,204	$50,498
Accounts receivable - net of allowances for doubtful accounts of $907 and $663	26,472	16,522
Prepaid expenses	2,047	1,369
Other current assets	17,704	10,757
Total current assets	51,427	79,146
Noncurrent inventories and theatrical film and television production costs	7,713	-
Property, Plant and Equipment – Net	131,473	125,222
Goodwill	146,370	105,449
Licenses	96,144	96,136
Trademarks and Trade Names – Net	24,345	7,021
Distribution Networks – Net	17,069	-
Other Intangible Assets – Net	26,269	11,119
Investments in and Advances to Equity Affiliates	6,245	1,560
Other Assets	24,809	18,444
Total Assets	$531,864	$444,097

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$10,255	$38,374
Accounts payable and accrued liabilities	43,184	34,470
Advanced billings and customer deposits	5,948	4,213
Accrued taxes	1,179	1,262
Dividends payable	3,854	3,070
Total current liabilities	64,420	81,389
Long-Term Debt	166,250	125,972
Deferred Credits and Other Noncurrent Liabilities
Deferred income taxes	57,859	43,207
Postemployment benefit obligation	19,218	31,775
Other noncurrent liabilities	30,233	19,747
Total deferred credits and other noncurrent liabilities	107,310	94,729

Stockholders’ Equity
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2018 and December 31, 2017: issued 7,620,748,598 at December 31, 2018 and 6,495,231,088 at December 31, 2017)	7,621	6,495
Additional paid-in capital	125,525	89,563
Retained earnings	58,753	50,500
Treasury stock (339,120,073 at December 31, 2018 and 355,806,544 at December 31, 2017, at cost)	(12,059)	(12,714)
Accumulated other comprehensive income	4,249	7,017
Noncontrolling interest	9,795	1,146
Total stockholders’ equity	193,884	142,007
Total Liabilities and Stockholders’ Equity	$531,864	$444,097

The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.

Consolidated Statements of Cash Flows

Dollars in millions

	2018	2017	2016
Operating Activities
Net income	$19,953	$29,847	$13,333
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,430	24,387	25,847
Amortization of film and television costs	3,772	-	-
Undistributed earnings from investments in equity affiliates	292	174	(37)
Provision for uncollectible accounts	1,791	1,642	1,474
Deferred income tax expense (benefit)	610	(15,940)	2,947
Net (gain) loss from sale of investments, net of impairments	(739)	(282)	(169)
Actuarial (gain) loss on pension and postretirement benefits	(3,412)	1,258	1,024
Asset abandonments and impairments	46	2,914	361
Changes in operating assets and liabilities:
Accounts receivable	(1,244)	(986)	(1,003)
Other current assets and theatrical film and television production costs	(6,442)	(778)	1,709
Accounts payable and other accrued liabilities	1,602	816	118
Equipment installment receivables and related sales	(490)	(1,239)	(1,307)
Deferred customer contract acquisition and fulfillment costs	(3,458)	(1,422)	(2,359)
Retirement benefit funding	(500)	(1,066)	(910)
Other - net	3,391	(1,315)	(2,586)
Total adjustments	23,649	8,163	25,109
Net Cash Provided by Operating Activities	43,602	38,010	38,442

Investing Activities
Capital expenditures:
Purchase of property and equipment	(20,758)	(20,647)	(21,516)
Interest during construction	(493)	(903)	(892)
Acquisitions, net of cash acquired	(43,309)	1,123	(2,959)
Dispositions	2,148	59	646
(Purchases) sales of securities, net	(185)	449	672
Advances to and investments in equity affiliates	(1,050)	-	1
Cash collections of deferred purchase price	500	976	731
Other	2	-	(1)
Net Cash Used in Investing Activities	(63,145)	(18,943)	(23,318)

Financing Activities
Net change in short-term borrowings with original maturities of three months or less	(821)	(2)	-
Issuance of other short-term borrowings	4,898	-	-
Repayment of other short-term borrowings	(2,098)	-	-
Issuance of long-term debt	41,875	48,793	10,140
Repayment of long-term debt	(52,643)	(12,339)	(10,823)
Purchase of treasury stock	(609)	(463)	(512)
Issuance of treasury stock	745	33	146
Dividends paid	(13,410)	(12,038)	(11,797)
Other	(3,926)	1,946	(1,616)
Net Cash (Used in) Provided by Financing Activities	(25,989)	25,930	(14,462)
Net (decrease) increase in cash and cash equivalents and restricted cash	(45,532)	44,997	662
Cash and cash equivalents and restricted cash beginning of year	50,932	5,935	5,273
Cash and Cash Equivalents and Restricted Cash End of Year	$5,400	$50,932	$5,935

The accompanying notes are an integral part of the consolidated financial statements.

AT&T Inc.

Consolidated Statements of Changes in Stockholders’ Equity

Dollars and shares in millions except per share amounts

	2018		2017		2016
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	6,495	$6,495	6,495	$6,495	6,495	$6,495
Issuance of stock	1,126	1,126	-	-	-	-
Balance at end of year	7,621	$7,621	6,495	$6,495	6,495	$6,495

Additional Paid-In Capital
Balance at beginning of year		$89,563		$89,604		$89,763
Issuance of common stock		35,473		-		-
Issuance of treasury stock		(115)		2		(43)
Share-based payments		604		(43)		(140)
Changes related to acquisition of interests held by noncontrolling owners		-		-		24
Balance at end of year		$125,525		$89,563		$89,604

Retained Earnings
Balance at beginning of year		$50,500		$34,734		$33,671
Net income attributable to AT&T ($2.85, $4.76 and $2.10 per diluted share)		19,370		29,450		12,976
Dividends to stockholders ($2.01, $1.97 and $1.93 per share)		(14,117)		(12,157)		(11,913)
Cumulative effect of accounting changes and other adjustments		3,000		(1,527)		-
Balance at end of year		$58,753		$50,500		$34,734

Treasury Stock
Balance at beginning of year	(356)	$(12,714)	(356)	$(12,659)	(350)	$(12,592)
Repurchase of common stock	(20)	(692)	(14)	(551)	(17)	(655)
Issuance of treasury stock	37	1,347	14	496	11	588
Balance at end of year	(339)	$(12,059)	(356)	$(12,714)	(356)	$(12,659)

Accumulated Other Comprehensive Income Attributable to AT&T, net of tax:
Balance at beginning of year		$7,017		$4,961		$5,334
Other comprehensive income (loss) attributable to AT&T		(2,110)		527		(373)
Amounts reclassified to retained earnings		(658)		1,529		-
Balance at end of year		$4,249		$7,017		$4,961

Noncontrolling Interest:
Balance at beginning of year		$1,146		$975		$969
Net income attributable to noncontrolling interest		583		397		357
Interest acquired by noncontrolling owners		8,803		-		-
Acquisitions of noncontrolling interests		1		140		-
Distributions		(732)		(361)		(346)
Acquisition of interests held by noncontrolling owners		(9)		-		(25)
Translation adjustments attributable to noncontrolling interest, net of taxes		(32)		(5)		20
Cumulative effect of accounting changes and other adjustments		35		-		-
Balance at end of year		$9,795		$1,146		$975

Total Stockholders’ Equity at beginning of year		$142,007		$124,110		$123,640

Total Stockholders’ Equity at end of year		$193,884		$142,007		$124,110

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Throughout this document, AT&T Inc. is referred to as “AT&T,” “we” or the “Company.” The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates, including the results of Time Warner Inc. (referred to as “Time Warner” or “WarnerMedia”), which was acquired on June 14, 2018 (see Note 6). AT&T is a holding company whose subsidiaries and affiliates operate worldwide in the telecommunications, media and technology industries.

All significant intercompany transactions are eliminated in the consolidation process. Investments in less than majority-owned subsidiaries and partnerships where we have significant influence are accounted for under the equity method. Earnings from certain investments accounted for using the equity method are included for periods ended within up to one quarter of our period end. We also record our proportionate share of our equity method investees’ other comprehensive income (OCI) items, including translation adjustments. We treat distributions received from equity method investees as returns on investment and classify them as cash flows from operating activities until those distributions exceed our cumulative equity in the earnings of that investment. We treat the excess amount as a return of investment and classify it as cash flows from investing activities.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. Certain prior period amounts have been conformed to the current period’s presentation, including changes in our reportable segments (see Note 4).

Adopted Accounting Standards and Other Accounting Changes

Revenue Recognition As of January 1, 2018, we adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” as modified (ASC 606), using the modified retrospective method, which does not allow us to adjust prior periods. We applied the rules to all open contracts existing as of January 1, 2018, recording an increase of $2,342 to retained earnings for the cumulative effect of the change, with an offsetting contract asset of $1,737, deferred contract acquisition costs of $1,454, other asset reductions of $239, other liability reductions of $212, deferred income tax liability of $787 and increase to noncontrolling interest of $35. (See Note 5)

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Pension and Other Postretirement Benefits As of January 1, 2018, we adopted, with retrospective application, ASU No. 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07). We are no longer allowed to present the interest, estimated return on assets and amortization of prior service credits components of our net periodic benefit cost in our consolidated operating expenses, but rather are required to include those amounts in “other income (expense) – net” in our consolidated statements of income. We continue to present service costs with the associated compensation costs within our operating expenses. As a practical expedient, we used the amounts disclosed as the estimated basis for applying the retrospective presentation requirement. See Note 14 for our components of net periodic benefit cost.

The following table presents our results under our historical method and as adjusted to reflect ASU 2017-07 (presentation of benefit cost):

	Pension and Postretirement Benefits
	Historical Accounting Method	Effect of Adoption of ASU 2017-07	As Adjusted
For the year ended December 31, 2018
Consolidated Statements of Income
Other cost of revenues	$31,533	$1,373	$32,906
Selling, general and administrative expenses	32,416	4,349	36,765
Operating Income	31,818	(5,722)	26,096
Other Income (Expense) – net	1,060	5,722	6,782
Net Income	19,953	-	19,953

For the year ended December 31, 2017
Consolidated Statements of Income
Other cost of revenues	$37,511	$431	$37,942
Selling, general and administrative expenses	34,917	548	35,465
Operating Income	20,949	(979)	19,970
Other Income (Expense) – net	618	979	1,597
Net Income	29,847	-	29,847

For the year ended December 31, 2016
Consolidated Statements of Income
Other cost of revenues	$38,276	$306	$38,582
Selling, general and administrative expenses	36,347	498	36,845
Operating Income	24,347	(804)	23,543
Other Income (Expense) – net	277	804	1,081
Net Income	13,333	-	13,333

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Cash Flows As of January 1, 2018, we adopted, with retrospective application, ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (ASU 2016-15). Under ASU 2016-15, we continue to recognize cash receipts on owned equipment installment receivables as cash flows from operations. However, cash receipts on the deferred purchase price described in Note 17 are now required to be classified as cash flows from investing activities instead of cash flows from operating activities.

As of January 1, 2018, we adopted, with retrospective application, ASU No. 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash,” (ASU 2016-18). The primary impact of ASU 2016-18 was to require us to include restricted cash in our reconciliation of beginning and ending cash and cash equivalents (restricted and unrestricted) on the face of our consolidated statements of cash flows. (See Note 21)

The following table presents our results under our historical method and as adjusted to reflect ASU 2016-15 (cash receipts on deferred purchase price) and ASU 2016-18 (restricted cash):

	Cash Flows
	Historical Accounting Method	Effect of Adoption of ASU 2016-15	Effect of Adoption of ASU 2016-18	As Adjusted
For the year ended December 31, 2018
Consolidated Statements of Cash Flows
Changes in other current assets	$(6,446)	$-	$4	$(6,442)
Equipment installment receivables and related sales	10	(500)	-	(490)
Other – net	3,520	-	(129)	3,391
Cash Provided by (Used in) Operating Activities	44,227	(500)	(125)	43,602
(Purchases) sales of securities – net	7	-	(192)	(185)
Cash collections of deferred purchase price	-	500	-	500
Cash (Used in) Provided by Investing Activities	(63,453)	500	(192)	(63,145)
Change in cash and cash equivalents and restricted cash	(45,215)	-	(317)	(45,532)

For the year ended December 31, 2017
Consolidated Statements of Cash Flows
Changes in other current assets	$(777)	$-	$(1)	$(778)
Equipment installment receivables and related sales	(263)	(976)	-	(1,239)
Other – net	(1,151)	-	(164)	(1,315)
Cash Provided by (Used in) Operating Activities	39,151	(976)	(165)	38,010
(Purchases) sales of securities – net	(4)	-	453	449
Cash collections of deferred purchase price	-	976	-	976
Cash (Used in) Provided by Investing Activities	(20,372)	976	453	(18,943)
Change in cash and cash equivalents and restricted cash	44,710	-	287	44,997

For the year ended December 31, 2016
Consolidated Statements of Cash Flows
Changes in other current assets	$1,708	$-	$1	$1,709
Equipment installment receivables and related sales	(576)	(731)	-	(1,307)
Other – net	(2,414)	-	(172)	(2,586)
Cash Provided by (Used in) Operating Activities	39,344	(731)	(171)	38,442
(Purchases) sales of securities – net	506	-	166	672
Cash collections of deferred purchase price	-	731	-	731
Cash (Used in) Provided by Investing Activities	(24,215)	731	166	(23,318)
Change in cash and cash equivalents and restricted cash	667	-	(5)	662

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Financial Instruments As of January 1, 2018, we adopted ASU No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), which requires us to prospectively record changes in the fair value of our equity investments, except for those accounted for under the equity method, in net income instead of in accumulated other comprehensive income. As of January 1, 2018, we recorded an increase of $658 in retained earnings for the cumulative effect of the adoption of ASU 2016-01, with an offset to accumulated other comprehensive income (accumulated OCI).

Customer Fulfillment Costs During the second quarter of 2018, we updated our analysis of economic lives of customer relationships. As of April 1, 2018, we extended the amortization period to 58 months to better reflect the estimated economic lives of our Entertainment Group customers. This change in accounting estimate decreased other cost of revenues, which had an impact on net income of $338, or $0.05 per diluted share, in 2018.

Income Taxes We record deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. We record valuation allowances against the deferred tax assets (included, together with our deferred income tax assets, as part of our reportable net deferred income tax liabilities on our consolidated balance sheets), for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

The Tax Cuts and Jobs Act (the Act) was enacted on December 22, 2017. The Act reduced the U.S. federal corporate income tax rate from 35% to 21% and required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. Recognizing the late enactment of the Act and complexity of accurately accounting for its impact, the Securities and Exchange Commission (SEC) in Staff Accounting Bulletin (SAB) 118 provided guidance that allowed registrants to provide a reasonable estimate of the impact to their financial statements and adjust the reported impact in a measurement period not to exceed one year. We included the estimated impact of the Act in our financial results at or for the period ended December 31, 2017, with additional adjustments recorded in 2018. (See Note 13)

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement– Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), which allows entities the option to reclassify from accumulated other comprehensive income (accumulated OCI) to retained earnings the stranded tax effects resulting from the application of the Act. We elected to adopt ASU 2018-02 in the period in which the estimated income tax effects of the Act were recognized, reflecting a $1,529 adjustment for 2017 in the consolidated statements of changes in stockholders’ equity. (See Note 3)

Cash and Cash Equivalents Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2018, we held $3,130 in cash and $2,074 in money market funds and other cash equivalents. Of our total cash and cash equivalents, $1,930 resided in foreign jurisdictions, some of which is subject to restrictions on repatriation.

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

Equipment Inventory Equipment inventories, which primarily consist of wireless devices and accessories, are included in “Other current assets” on our consolidated balance sheets. Equipment inventories are valued at the lower of cost or net realizable value and were $2,771 at December 31, 2018 and $2,225 at December 31, 2017.

Licensed Programming Inventory Cost Recognition and Impairment We enter into agreements to license programming exhibition rights from licensors. A programming inventory asset related to these rights and a corresponding liability payable to the licensor are recorded (on a discounted basis if the license agreements are long-term) when (i) the cost of the programming is reasonably determined, (ii) the programming material has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing or telecast, and (iv) the license period has commenced. There are variations in the amortization methods of these rights, depending on whether the network is advertising-supported (e.g., TNT and TBS) or not advertising-supported (e.g., HBO and Turner Classic Movies).

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

For the advertising-supported networks, our general policy is to amortize each program’s costs on a straight-line basis (or per-play basis, if greater) over its license period. In circumstances where the initial airing of the program has more value than subsequent airings, an accelerated method of amortization is used. The accelerated amortization upon the first airing versus subsequent airings is determined based on a study of historical and estimated future advertising sales for similar programming. For rights fees paid for sports programming arrangements, such rights fees are amortized using a revenue-forecast model, in which the rights fees are amortized using the ratio of current period advertising revenue to total estimated remaining advertising revenue over the term of the arrangement.

For premium pay television and over-the-top (OTT) services that are not advertising-supported, each licensed program’s costs are amortized on a straight-line basis over its license period or estimated period of use, beginning with the month of initial exhibition. When we have the right to exhibit feature theatrical programming in multiple windows over a number of years, historical audience viewership is used as the basis for determining the amount of programming amortization attributable to each window.

Licensed programming inventory, which is included in “Other current assets” and “Noncurrent inventories and theatrical film and television production costs” on our consolidated balance sheet, is carried at the lower of unamortized cost or estimated net realizable value. For networks that generate both advertising and subscription revenues, the net realizable value of unamortized programming costs is generally evaluated based on the network’s programming taken as a whole. In assessing whether the programming inventory for a particular advertising-supported network is impaired, the net realizable value for all of the network’s programming inventory is determined based on a projection of the network’s profitability. This assessment would occur upon the occurrence of certain triggering events. Similarly, for premium pay television and OTT services that are not advertising-supported, an evaluation of the net realizable value of unamortized programming costs is performed based on the premium pay television and OTT services’ licensed programming taken as a whole. Specifically, the net realizable value for all premium pay television and OTT service licensed programming is determined based on projections of estimated subscription revenues less certain costs of delivering and distributing the licensed programming. Changes in management’s intended usage of a specific program, such as a decision to no longer exhibit that program and forgo the use of the rights associated with the program license, results in a reassessment of that program’s net realizable value, which could result in an impairment. (See Note 10)

Film and Television Production Cost Recognition, Participations and Residuals and Impairments Film and television production costs, which are part of “Other current assets” and “Noncurrent inventories and theatrical film and television production costs” on our consolidated balance sheet, include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. Film and television production costs are stated at the lower of cost, less accumulated amortization, or fair value. The amount of capitalized film and television production costs and the amount of participations and residuals to be recognized as broadcast, programming and operations expenses for a given film or television series in a particular period is determined using the film forecast computation method. Under this method, the amortization of capitalized costs and the accrual of participations and residuals is based on the proportion of the film’s revenues recognized for such period to the film’s estimated remaining ultimate revenues (i.e., the total revenue to be received throughout a film’s life cycle). Under current GAAP, the amount of capitalized television production costs cannot exceed contracted revenues for a given television series.

The process of estimating a film’s ultimate revenues requires us to make a series of judgments related to future revenue-generating activities associated with a particular film. We estimate the ultimate revenues, less additional costs to be incurred (including exploitation and participation costs), in order to determine whether the value of a film or television series is impaired and requires an immediate write-off of unrecoverable film and television production costs. To the extent that the ultimate revenues are adjusted, the resulting gross margin reported on the exploitation of that film or television series in a period is also adjusted.

Prior to the theatrical release of a film, our estimates are based on factors such as the historical performance of similar films, the star power of the lead actors, the rating and genre of the film, pre-release market research (including test market screenings), international distribution plans and the expected number of theaters in which the film will be released. In the absence of revenues directly related to the exhibition of owned film or television programs on our television networks, premium pay television or OTT services, we estimate a portion of the unamortized costs that are representative of the utilization of that film or television program in that exhibition and expense such costs as the film or television program is exhibited. The period over which ultimate revenues are estimated is generally not to exceed ten years from the initial release of a motion picture or from the date of delivery of the first episode of an episodic television series. Estimates are updated based on information available during the film’s production and, upon release, the actual results of each film.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Property, Plant and Equipment Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 7). The cost of additions and substantial improvements to property, plant and equipment is capitalized, and includes internal compensation costs for these projects. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology. Accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation, and no gain or loss is recognized on the disposition of these assets.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. See Note 7 for a discussion of asset abandonments and impairments.

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

We amortize our capitalized software costs over a three-year to seven-year period, reflecting the estimated period during which these assets will remain in service.

Goodwill and Other Intangible Assets We have the following major classes of intangible assets: goodwill; licenses, which include Federal Communications Commission (FCC) and other wireless licenses and orbital slots; distribution networks; film and television libraries; intellectual properties and franchises; trademarks and trade names; customer lists; and various other finite-lived intangible assets (see Note 8).

Goodwill represents the excess of consideration paid over the fair value of identifiable net assets acquired in business combinations. Wireless licenses (including FCC licenses) provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While wireless licenses are issued for a fixed period of time (generally ten years), renewals of wireless licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our wireless licenses. Orbital slots represent the space in which we operate the broadcast satellites that support our digital video entertainment service offerings. Similar to our wireless licenses, there are limited factors that limit the useful lives of our orbital slots. We acquired the rights to the AT&T and other trade names in previous acquisitions, classifying certain of those trade names as indefinite lived. We have the effective ability to retain these exclusive rights permanently at a nominal cost.

Goodwill, licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book values of the assets to their fair values. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments or one level below them, to the fair value using both discounted cash flow as well as market multiple approaches. Wireless licenses are tested on an aggregate basis, consistent with our use of the licenses on a national scope, using a discounted cash flow approach. Orbital slots are similarly aggregated for purposes of impairment testing. Trade names are tested by comparing their book values to their fair values calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to each brand name.

Intangible assets that have finite useful lives are amortized over their useful lives (see Note 8). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. Finite-lived trademarks and trade names and distribution networks are amortized using the straight-line method over the estimated useful life of the assets. Film library is

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

amortized using the film forecast computation method, as previously disclosed. The remaining finite-lived intangible assets are generally amortized using the straight-line method.

Advertising Costs We expense advertising costs for products and services or for promoting our corporate image as we incur them (see Note 21).

Foreign Currency Translation Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated OCI in our consolidated balance sheets (see Note 3). Operations in countries with highly inflationary economies consider the U.S. dollar as the functional currency.

We hedge a portion of the foreign currency exchange risk involved in certain foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 12).

Pension and Other Postretirement Benefits See Note 14 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions, our policy for recognizing the associated gains and losses and our method used to estimate service and interest cost components.

New Accounting Standards

Leases Beginning with 2019 interim reporting, we will adopt ASU No. 2016-02, “Leases (Topic 842),” as modified (ASC 842), which replaces existing leasing rules with a comprehensive lease measurement and recognition standard and expanded disclosure requirements. ASC 842 requires lessees to recognize most leases on their balance sheets as liabilities, with corresponding “right-of-use” assets. For income statement recognition purposes, leases will be classified as either a finance or an operating lease without relying upon the bright-line tests under current GAAP.

The key change upon adoption of the standard will be balance sheet recognition, as the recognition of lease expense on our income statement will be similar to our current accounting. We will adopt the new leasing standard using a modified retrospective transition method as of the beginning of the period of adoption; therefore, we will not adjust the balance sheet for comparative periods but will record a cumulative effect adjustment to retained earnings on January 1, 2019. We will elect the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows us to carry forward our historical lease classification. We will also elect the practical expedient related to land easements, allowing us to carry forward our current accounting treatment for land easements on existing agreements that were not accounted for as leases. We will exclude all the leases with original maturities of one year or less. Additionally, we have elected to not separate lease and non-lease components for certain classes of assets in arrangements where we are the lessee and for certain classes of assets where we are the lessor. We do not expect our accounting for finance leases to change from our current accounting for capital leases.

We have estimated the adoption will result in a right-of-use asset and corresponding lease liability on our consolidated balance sheet in the range of $20,000 to $25,000. We do not believe the standard will materially impact the income statement or have a notable impact on our liquidity. The standard will have no impact on our debt-covenant compliance under our current agreements.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 2. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share is shown in the table below:

Year Ended December 31,	2018	2017	2016
Numerators
Numerator for basic earnings per share:
Net income	$19,953	$29,847	$13,333
Less: Net income attributable to noncontrolling interest	(583)	(397)	(357)
Net income attributable to AT&T	19,370	29,450	12,976
Dilutive potential common shares:
Share-based payment	19	13	13
Numerator for diluted earnings per share	$19,389	$29,463	$12,989

Denominators (000,000)
Denominator for basic earnings per share:
Weighted-average number of common shares outstanding	6,778	6,164	6,168
Dilutive potential common shares:
Share-based payment (in shares)	28	19	21
Denominator for diluted earnings per share	6,806	6,183	6,189

Basic earnings per share attributable to AT&T	$2.85	$4.77	$2.10

Diluted earnings per share attributable to AT&T	$2.85	$4.76	$2.10

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 3. OTHER COMPREHENSIVE INCOME

Changes in the balances of each component included in accumulated OCI are presented below. All amounts are net of tax and exclude noncontrolling interest.

	Foreign Currency Translation Adjustment	Net Unrealized Gains (Losses) on Available- for-Sale Securities	Net Unrealized Gains (Losses) on Cash Flow Hedges		Defined Benefit Postretirement Plans	Accumulated Other Comprehensive Income
Balance as of December 31, 2015	$(1,198)	$484	$16		$6,032	$5,334
Other comprehensive income (loss) before reclassifications	(797)	58	690		497	448
Amounts reclassified from accumulated OCI	- [1]	(1)[1]	38	[2]	(858)[3]	(821)
Net other comprehensive income (loss)	(797)	57	728		(361)	(373)
Balance as of December 31, 2016	(1,995)	541	744		5,671	4,961
Other comprehensive income (loss) before reclassifications	20	187	371		1,083	1,661
Amounts reclassified from accumulated OCI	- [1]	(185)[1]	39	[2]	(988)[3]	(1,134)
Net other comprehensive income (loss)	20	2	410		95	527
Amounts reclassified to retained earnings[4]	(79)	117	248		1,243	1,529
Balance as of December 31, 2017	(2,054)	660	1,402		7,009	7,017
Other comprehensive income (loss) before reclassifications	(1,030)	(4)	(597)		830	(801)
Amounts reclassified from accumulated OCI	- [1]	- [1]	13	[2]	(1,322)[3]	(1,309)
Net other comprehensive income (loss)	(1,030)	(4)	(584)		(492)	(2,110)
Amounts reclassified to retained earnings[5]	-	(658)	-		-	(658)
Balance as of December 31, 2018	$(3,084)	$(2)	$818		$6,517	$4,249

[1]	(Gains) losses are included in Other income (expense) - net in the consolidated statements of income.
[2]	(Gains) losses are included in Interest expense in the consolidated statements of income (see Note 12).
[3]	The amortization of prior service credits associated with postretirement benefits are included in Other income (expense) in the consolidated statements of income (see Note 14).
[4]	With the adoption of ASU 2018-02, the stranded tax effects resulting from the application of the Tax Cuts and Jobs Act are reclassified to retained earnings (see Note 1).
[5]	With the adoption of ASU 2016-01, the unrealized (gains) losses on our equity investments are reclassified to retained earnings (see Note 1).

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer products and services to different customer segments over various technology platforms and/or in different geographies that are managed accordingly. We analyze our segments based on segment operating contribution, which consists of operating income, excluding acquisition-related costs and other significant items (as discussed below), and equity in net income (loss) of affiliates for investments managed within each segment. We have four reportable segments: (1) Communications, (2) WarnerMedia, (3) Latin America, and (4) Xandr.

We also evaluate segment and business unit performance based on EBITDA and/or EBITDA margin, which is defined as operating contribution excluding equity in net income (loss) of affiliates and depreciation and amortization. We believe

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

EBITDA to be a relevant and useful measurement to our investors as it is part of our internal management reporting and planning processes and it is an important metric that management uses to evaluate operating performance. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses. EBITDA margin is EBITDA divided by total revenues.

Due to organizational changes in 2018, including our June 14, 2018 acquisition of Time Warner, we revised our operating segments to align with the new management structure and organizational responsibilities, and have accordingly recast our segment disclosures for all periods presented.

With our acquisition of Time Warner, programming released on or before the June 14, 2018 acquisition date was recorded at fair value as an intangible asset (see Note 6). For consolidated reporting, all amortization of pre-acquisition released programming is reported as amortization expense on our consolidated income statement. To best present comparable results, we report the historical content production cost amortization as operations and support expense within the WarnerMedia segment. For the 200-day period ended December 31, 2018, historical content production cost amortization reported in the segment results was $3,314, of which $1,416 was for pre-acquisition released programming.

The Communications segment provides wireless and wireline telecom, video and broadband services to consumers located in the U.S. or in U.S. territories and businesses globally. This segment contains the following business units:

●	Mobility provides nationwide wireless service and equipment.
●

Entertainment Group provides video, including OTT services, broadband and voice communications services primarily to residential customers. This segment also sells advertising on DIRECTV and U-verse distribution platforms.

●	Business Wireline provides advanced IP-based services, as well as traditional voice and data services to business customers.

The WarnerMedia segment develops, produces and distributes feature films, television, gaming and other content in various physical and digital formats globally. Historical financial results from AT&T’s Regional Sports Networks (RSN) and equity investments (predominantly Game Show Network and Otter Media), previously included in Entertainment Group, have been reclassified into the WarnerMedia segment and are combined with the Time Warner operations for the period subsequent to our acquisition on June 14, 2018. This segment contains the following business units:

●

Turner is comprised of the historic Turner division as well as the financial results of our RSN. This business unit primarily operates multichannel basic television networks and digital properties. Turner also sells advertising on its networks and digital properties.

●

Home Box Office consists of premium pay television and OTT services domestically and premium pay, basic tier television and OTT services internationally, as well as content licensing and home entertainment.

●

Warner Bros. consists of the production, distribution and licensing of television programming and feature films, the distribution of home entertainment products and the production and distribution of games.

The Latin America segment provides entertainment and wireless services outside of the U.S. This segment contains the following business units:

●	Vrio provides video services primarily to residential customers using satellite technology.
●	Mexico provides wireless service and equipment to customers in Mexico.

The Xandr segment provides advertising services and includes our recently acquired AppNexus. These services utilize data insights to develop higher-value targeted advertising. Certain revenues in this segment are also reported by the Communications segment and are eliminated upon consolidation.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Corporate and Other reconcile our segment results to consolidated operating income and income before income taxes, and include:

●

Corporate, which consists of: (1) businesses no longer integral to our operations or which we no longer actively market, (2) corporate support functions, (3) impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, (4) the reclassification of the amortization of prior service credits, which we continue to report with segment operating expenses, to consolidated other income (expense) and (5) the recharacterization of programming intangible asset amortization, for released programming acquired in the Time Warner acquisition, which we continue to report within WarnerMedia segment operating expense, to consolidated amortization expense.

●	Acquisition-related items which consists of items associated with the merger and integration of acquired businesses, including amortization of intangible assets.
●

Certain significant items includes (1) employee separation charges associated with voluntary and/or strategic offers, (2) losses resulting from abandonment or impairment of assets and (3) other items for which the segments are not being evaluated.

●

Eliminations and consolidations, which (1) removes transactions involving dealings between our segments, including content licensing between WarnerMedia and Communications, and (2) includes adjustments for our reporting of the advertising business.

Interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

For the year ended December 31, 2018

	Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Communications
Mobility	$71,344	$41,266	$30,078	$8,355	$21,723	$(1)	$21,722
Entertainment Group	46,460	36,430	10,030	5,315	4,715	(2)	4,713
Business Wireline	26,827	16,245	10,582	4,754	5,828	(1)	5,827
Total Communications	144,631	93,941	50,690	18,424	32,266	(4)	32,262
WarnerMedia
Turner	6,979	3,794	3,185	131	3,054	54	3,108
Home Box Office	3,598	2,187	1,411	56	1,355	29	1,384
Warner Bros.	8,703	7,130	1,573	96	1,477	(28)	1,449
Other	(339)	(145)	(194)	22	(216)	(30)	(246)
Total WarnerMedia	18,941	12,966	5,975	305	5,670	25	5,695
Latin America
Vrio	4,784	3,743	1,041	728	313	34	347
Mexico	2,868	3,415	(547)	510	(1,057)	-	(1,057)
Total Latin America	7,652	7,158	494	1,238	(744)	34	(710)
Xandr	1,740	398	1,342	9	1,333	-	1,333
Segment Total	172,964	114,463	58,501	19,976	38,525	$55	$38,580

Corporate and Other
Corporate	1,240	1,630	(390)	1,498	(1,888)
Acquisition-related items	(49)	1,185	(1,234)	6,931	(8,165)
Certain significant items	-	899	(899)	26	(925)
Eliminations and consolidations	(3,399)	(1,947)	(1,452)	(1)	(1,451)
AT&T Inc.	$170,756	$116,230	$54,526	$28,430	$26,096

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

For the year ended December 31, 2017

	Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution
Communications
Mobility	$71,090	$42,871	$28,219	$8,015	$20,204	$-	$20,204
Entertainment Group	49,995	38,903	11,092	5,621	5,471	-	5,471
Business Wireline	29,293	18,492	10,801	4,789	6,012	(2)	6,010
Total Communications	150,378	100,266	50,112	18,425	31,687	(2)	31,685
WarnerMedia
Turner	430	331	99	4	95	45	140
Home Box Office	-	-	-	-	-	-	-
Warner Bros.	-	-	-	-	-	-	-
Other	-	4	(4)	-	(4)	(74)	(78)
Total WarnerMedia	430	335	95	4	91	(29)	62
Latin America
Vrio	5,456	4,172	1,284	849	435	87	522
Mexico	2,813	3,232	(419)	369	(788)	-	(788)
Total Latin America	8,269	7,404	865	1,218	(353)	87	(266)
Xandr	1,373	169	1,204	2	1,202	-	1,202
Segment Total	160,450	108,174	52,276	19,649	32,627	$56	$32,683

Corporate and Other
Corporate	1,522	3,306	(1,784)	97	(1,881)
Acquisition-related items	-	798	(798)	4,608	(5,406)
Certain significant items	(243)	3,880	(4,123)	33	(4,156)
Eliminations and consolidations	(1,183)	31	(1,214)	-	(1,214)
AT&T Inc.	$160,546	$116,189	$44,357	$24,387	$19,970

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

For the year ended December 31, 2016

	Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization	Operating Income (Loss)	Equity in Net Income (Loss) of Affiliates	Segment Contribution

Communications
Mobility	$72,587	$43,567	$29,020	$8,277	$20,743	$-	$20,743
Entertainment Group	50,660	38,909	11,751	5,861	5,890	8	5,898
Business Wireline	30,985	19,954	11,031	5,235	5,796	-	5,796
Total Communications	154,232	102,430	51,802	19,373	32,429	8	32,437
WarnerMedia
Turner	418	318	100	5	95	52	147
Home Box Office	-	-	-	-	-	-	-
Warner Bros.	-	-	-	-	-	-	-
Other	-	-	-	-	-	(51)	(51)
Total WarnerMedia	418	318	100	5	95	1	96
Latin America
Vrio	4,910	3,847	1,063	834	229	52	281
Mexico	2,373	2,983	(610)	332	(942)	-	(942)
Total Latin America	7,283	6,830	453	1,166	(713)	52	(661)
Xandr	1,333	99	1,234	1	1,233	-	1,233
Segment Total	163,266	109,677	53,589	20,545	33,044	$61	$33,105

Corporate and Other
Corporate	1,754	3,458	(1,704)	97	(1,801)
Acquisition-related items	-	1,203	(1,203)	5,177	(6,380)
Certain significant items	(23)	35	(58)	29	(87)
Eliminations and consolidations	(1,211)	23	(1,234)	(1)	(1,233)

AT&T Inc.	$163,786	$114,396	$49,390	$25,847	$23,543

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following table is a reconciliation of operating income (loss) to Income Before Income Taxes reported in our consolidated statements of income:

	2018	2017	2016

Communications	$32,262	$31,685	$32,437
WarnerMedia	5,695	62	96
Latin America	(710)	(266)	(661)
Xandr	1,333	1,202	1,233
Segment Contribution	38,580	32,683	33,105
Reconciling Items:
Corporate and Other	(1,888)	(1,881)	(1,801)
Merger and integration items	(1,234)	(798)	(1,203)
Amortization of intangibles acquired	(6,931)	(4,608)	(5,177)
Employee separation charges	(587)	(445)	(344)
Gain on wireless spectrum transactions	-	181	714
Natural disaster items	(181)	(626)	(67)
Impairments and other charges	(157)	(3,046)	(390)
Tax reform special bonus	-	(220)	-
Segment equity in net income of affiliates	(55)	(56)	(61)
Eliminations and consolidations	(1,451)	(1,214)	(1,233)
AT&T Operating Income	26,096	19,970	23,543
Interest Expense	7,957	6,300	4,910
Equity in net income (loss) of affiliates	(48)	(128)	98
Other income (expense) - Net	6,782	1,597	1,081
Income Before Income Taxes	$24,873	$15,139	$19,812

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following table sets forth revenues earned from customers, and property, plant and equipment located in different geographic areas.

	2018		2017		2016

	Revenues	Net Property, Plant & Equipment	Revenues	Net Property, Plant & Equipment	Revenues	Net Property, Plant & Equipment

United States	$154,795	$123,457	$149,841	$118,200	$154,039	$118,664
Europe	4,073	1,634	1,064	392	1,122	374
Mexico	3,100	3,467	2,913	3,619	2,472	2,520
Brazil	2,724	1,213	2,948	1,447	2,797	1,265
Asia/Pacific Rim	2,214	408	829	194	817	189
All other Latin America	3,055	1,217	2,743	1,294	2,348	1,828
Other	795	77	208	76	191	59
Total	$170,756	$131,473	$160,546	$125,222	$163,786	$124,899

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following tables present intersegment revenues, assets, investments in equity affiliates and capital expenditures by segment.

Intersegment Reconciliation

	2018	2017	2016

Intersegment revenues
Communications	$13	$-	$-
WarnerMedia	1,875	134	134
Latin America	-	-	-
Xandr	-	-	-
Total Intersegment Revenues	1,888	134	134
Consolidations	1,511	1,049	1,077
Eliminations and consolidations	$3,399	$1,183	$1,211

At or for the year ended December 31, 2018	Assets	Investments in Equity Method Investees	Capital Expenditures

Communications	$485,360	$3	$19,509
WarnerMedia	132,453	5,547	581
Latin America	18,148	677	745
Xandr	2,718	-	106
Corporate and eliminations	(106,815)	18	310
Total	$531,864	$6,245	$21,251

NOTE 5. REVENUE RECOGNITION

As of January 1, 2018, we adopted ASC 606. With our adoption of ASC 606, we made a policy election to record certain regulatory fees, primarily Universal Service Fund (USF) fees, on a net basis. We report our revenues net of sales taxes.

When implementing ASC 606, we utilized the practical expedient allowing us to reflect the aggregate effect of all contract modifications occurring before the beginning of the earliest period presented when allocating the transaction price to performance obligations.

Wireless, Advanced Data, Legacy Voice & Data Services and Equipment Revenue

We offer service-only contracts and contracts that bundle equipment used to access the services and/or with other service offerings. Some contracts have fixed terms and others are cancellable on a short-term basis (i.e., month-to-month arrangements).

Examples of service revenues include wireless, video entertainment (e.g., AT&T U-verse and DIRECTV), strategic services (e.g., virtual private network service), and legacy voice and data (e.g., traditional local and long-distance). These services represent a series of distinct services that is considered a separate performance obligation. Service revenue is recognized when services are provided, based upon either usage (e.g., minutes of traffic/bytes of data processed) or period of time (e.g., monthly service fees).

Some of our services require customer premises equipment that, when combined and integrated with AT&T’s specific network infrastructure, facilitate the delivery of service to the customer. In evaluating whether the equipment is a separate performance obligation, we consider the customer’s ability to benefit from the equipment on its own or together with other readily available resources and if so, whether the service and equipment are separately identifiable (i.e., is the service highly dependent on, or highly interrelated with the equipment). When the equipment does not meet the criteria to be a distinct performance obligation (e.g., equipment associated with certain video services), we allocate the total transaction price to the related service. When equipment is a distinct performance obligation, we record the sale of equipment when title has passed and the products are accepted by the customer. For devices sold through indirect channels (e.g., national dealers), revenue is recognized when the dealer accepts the device, not upon activation.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Our equipment and service revenues are predominantly recognized on a gross basis, as most of our services do not involve a third party and we typically control the equipment that is sold to our customers.

Revenue recognized from fixed term contracts that bundle services and/or equipment is allocated based on the standalone selling price of all required performance obligations of the contract (i.e., each item included in the bundle). Promotional discounts are attributed to each required component of the arrangement, resulting in recognition over the contract term. Standalone selling prices are determined by assessing prices paid for service-only contracts (e.g., arrangements where customers bring their own devices) and standalone device pricing.

We offer the majority of our customers the option to purchase certain wireless devices in installments over a specified period of time, and, in many cases, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. For customers that elect these equipment installment payment programs, at the point of sale, we recognize revenue for the entire amount of revenue allocated to the customer receivable net of fair value of the trade-in right guarantee. The difference between the revenue recognized and the consideration received is recorded as a note receivable when the devices are not discounted and our right to consideration is unconditional. When installment sales include promotional discounts (e.g., “buy one get one free”), the difference between revenue recognized and consideration received is recorded as a contract asset to be amortized over the contract term.

Less commonly, we offer certain customers highly discounted devices when they enter into a minimum service agreement term. For these contracts, we recognize equipment revenue at the point of sale based on a standalone selling price allocation. The difference between the revenue recognized and the cash received is recorded as a contract asset that will amortize over the contract term.

Our contracts allow for customers to frequently modify their arrangement, without incurring penalties in many cases. When a contract is modified, we evaluate the change in scope or price of the contract to determine if the modification should be treated as a new contract or if it should be considered a change of the existing contract. We generally do not have significant impacts from contract modifications.

Revenues from transactions between us and our customers are recorded net of revenue-based regulatory fees and taxes. Cash incentives given to customers are recorded as a reduction of revenue. Nonrefundable, upfront service activation and setup fees associated with service arrangements are deferred and recognized over the associated service contract period or customer life.

Subscription Revenue

Subscription revenues from cable networks and premium pay and basic-tier television services are recognized over the license period as programming is provided to affiliates or digital distributors based on negotiated contractual programming rates. When a distribution contract with an affiliate has expired and a new distribution contract has not been executed, revenues are based on estimated rates, giving consideration to factors including the previous contractual rates, inflation, current payments by the affiliate and the status of the negotiations on a new contract. When the new distribution contract terms are finalized, an adjustment to revenue is recorded, if necessary, to reflect the new terms.

Subscription revenues from end-user subscribers are recognized when services are provided, based upon either usage or period of time. Subscription revenues from OTT services are recognized as programming services are provided to customers.

Content Revenue

Feature films typically are produced or acquired for initial exhibition in theaters, followed by distribution, generally commencing within three years of such initial exhibition. Revenues from film rentals by theaters are recognized as the films are exhibited.

Television programs and series are initially produced for broadcast and may be subsequently licensed or sold in physical format and/or electronic delivery. Revenues from the distribution of television programming through broadcast networks, cable networks, first-run syndication and OTT services are recognized when the programs or series are available to the licensee. In certain circumstances, pursuant to the terms of the applicable contractual arrangements, the availability dates granted to customers may precede the date in which the customer can be billed for these sales.

Revenues from sales of feature films and television programming in physical format are recognized at the later of the delivery date or the date when made widely available for sale or rental by retailers based on gross sales less a provision for estimated returns, rebates and pricing allowances. Revenues from the licensing of television programs and series for electronic sell-

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

through or video-on-demand are recognized when the product has been purchased by and made available to the consumer to either download or stream.

Upfront or guaranteed payments for the licensing of intellectual property are recognized as revenue at either the inception of the license term if the intellectual property has significant standalone functionality or over the corresponding license term if the licensee’s ability to derive utility is dependent on our continued support of the intellectual property throughout the license term.

Revenues from the sales of console games are recognized at the later of the delivery date or the date that the product is made widely available for sale or rental by retailers based on gross sales less a provision for estimated returns, rebates and pricing allowances.

Advertising Revenue

Advertising revenues are recognized, net of agency commissions, in the period that the advertisements are aired. If there is a targeted audience guarantee, revenues are recognized for the actual audience delivery and revenues are deferred for any shortfall until the guaranteed audience delivery is met, typically by providing additional advertisements. Advertising revenues from digital properties are recognized as impressions are delivered or the services are performed.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Revenue Categories

The following table sets forth reported revenue by category:

For the year ended December 31, 2018

	Service Revenues

	Wireless	Advanced Data	Legacy Voice & Data	Subscription	Content	Advertising	Other	Equipment	Total

Communications
Mobility	$54,701	$-	$-	$-	$-	$232	$-	$16,411	$71,344
Entertainment Group	-	7,956	3,041	31,762	-	1,595	2,097	9	46,460
Business Wireline	-	12,310	10,697	-	-	-	2,996	824	26,827
WarnerMedia
Turner	-	-	-	4,207	295	2,330	147	-	6,979
Home Box Office	-	-	-	3,201	391	-	6	-	3,598
Warner Bros.	-	-	-	47	8,216	53	387	-	8,703
Eliminations and Other	-	-	-	74	(518)	78	27	-	(339)
Latin America
Vrio	-	-	-	4,784	-	-	-	-	4,784
Mexico	1,701	-	-	-	-	-	-	1,167	2,868
Xandr	-	-	-	-	-	1,740	-	-	1,740
Corporate and Other	-	-	-	-	-	-	1,191	-	1,191
Eliminations and consolidations	-	-	-	-	(1,843)	(1,595)	39	-	(3,399)
Total Operating Revenues	$56,402	$20,266	$13,738	$44,075	$6,541	$4,433	$6,890	$18,411	$170,756

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

No customer accounted for more than 10% of consolidated revenues in 2018, 2017 or 2016.

Deferred Customer Contract Acquisition and Fulfillment Costs

Costs to acquire customer contracts, including commissions on service activations, for our wireless, business wireline and video entertainment services, are deferred and amortized over the contract period or expected customer relationship life, which typically ranges from two to five years. Costs to fulfill customer contracts are deferred and amortized over periods ranging generally from four to five years, reflecting the estimated economic lives of the respective customer relationships, subject to an assessment of the recoverability of such costs. For contracts with an estimated amortization period of less than one year, we expense incremental costs immediately.

Our deferred customer contract acquisition costs and deferred customer contract fulfillment costs balances were $3,974 and $11,540 as of December 31, 2018, respectively, of which $1,901 and $4,090 were included in “Other current assets” on our consolidated balance sheets. For the year ended December 31, 2018, we amortized $1,433 and $4,039 of these costs, respectively.

Contract Assets and Liabilities

A contract asset is recorded when revenue is recognized in advance of our right to bill and receive consideration (i.e., we must perform additional services or satisfy another performance obligation in order to bill and receive consideration). The contract asset will decrease as services are provided and billed. When consideration is received in advance of the delivery of goods or services, a contract liability is recorded. Reductions in the contract liability will be recorded as we satisfy the performance obligations.

The following table presents contract assets and liabilities and revenue recorded at or for the year ended December 31, 2018:

Contract asset	$1,896
Contract liability	6,856

Our beginning of period contract liability recorded as customer contract revenue during 2018 was $5,677.

Our consolidated balance sheet at December 31, 2018 included approximately $1,244 for the current portion of our contract asset in “Other current assets” and $5,752 for the current portion of our contract liability in “Advanced billings and customer deposits.”

Remaining Performance Obligations

Remaining performance obligations represent services we are required to provide to customers under bundled or discounted arrangements, which are satisfied as services are provided over the contract term. In determining the transaction price allocated, we do not include nonrecurring charges and estimates for usage, nor do we consider arrangements with an original expected duration of less than one year, which are primarily prepaid wireless, video and residential internet agreements in our Communications segment and advertising and fixed-fee subscription arrangements in our WarnerMedia segment.

Remaining performance obligations are associated with 1) business contracts that reflect recurring charges billed, adjusted for our estimates of sales incentives and other revenue adjustments, 2) wireless contracts, which are estimated using a portfolio approach where we review all relevant promotional activities, calculating the remaining performance obligation using the average service component for the portfolio and the average device price, 3) the licensing of theatrical and television content that will be made available to customers at some point in the future, and 4) upfront or guaranteed payments for licenses of intellectual property that will be recognized over the corresponding license term.

As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $39,871 of which we expect to recognize approximately 55% next year and 80% over the next two years, with the balance recognized thereafter.

Comparative Results

Prior to 2018, revenue recognized from contracts that bundle services and equipment was limited to the lesser of the amount allocated based on the relative selling price of the equipment and service already delivered or the consideration received from the customer for the equipment and service already delivered. Our prior accounting also separately recognized regulatory fees as operating revenue when received and as an expense when incurred. Sales commissions were previously expensed as incurred.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following table presents our reported results under ASC 606 and our pro forma results using the historical accounting method:

At or for the year ended December 31, 2018	As Reported	Historical Accounting Method

Consolidated Statement of Income:
Service Revenues	$152,345	$157,979
Equipment Revenues	18,411	16,324
Total Operating Revenues	170,756	174,303
Other cost of revenues	32,906	36,636
Selling, general and administrative expenses	36,765	38,961
Total Operating Expenses	144,660	150,586
Operating income	26,096	23,717
Income before income taxes	24,873	22,494
Income tax expense	4,920	4,337
Net income	19,953	18,157
Net income attributable to AT&T	$19,370	$17,597

Basic Earnings per Share Attributable to AT&T	$2.85	$2.59
Diluted Earnings per Share Attributable to AT&T	$2.85	$2.59

Consolidated Balance Sheet:
Other current assets	$17,704	$14,756
Other Assets	24,809	22,144
Accounts payable and accrued liabilities	43,184	43,363
Advanced billings and customer deposits	5,948	6,012
Deferred income taxes	57,859	56,485
Other noncurrent liabilities	30,233	29,937
Retained earnings	58,753	54,616
Accumulated other comprehensive income	4,249	4,258
Noncontrolling interest	$9,795	$9,737

NOTE 6. ACQUISITIONS, DISPOSITIONS AND OTHER ADJUSTMENTS

Acquisitions

Time Warner On June 14, 2018, we completed our acquisition of Time Warner, a leader in media and entertainment whose major businesses encompass an array of some of the most respected media brands. The deal combines Time Warner’s vast library of content and ability to create new premium content for audiences around the world with our extensive customer relationships and distribution, one of the world’s largest pay-TV subscriber bases and scale in TV, mobile and broadband distribution. We expect that the transaction will advance our direct-to-consumer efforts and provide us with the ability to develop innovative new offerings.

Under the merger agreement, each share of Time Warner stock was exchanged for $53.75 cash plus 1.437 shares of our common stock. After adjustment for shares issued to trusts consolidated by AT&T, share-based payment arrangements and fractional shares, which were settled in cash, AT&T issued 1,125,517,510 shares to Time Warner shareholders, giving them an approximate 16% stake in the combined company. Based on our $32.52 per share closing stock price on June 14, 2018, we paid Time Warner shareholders $36,599 in AT&T stock and $42,100 in cash. Total consideration, including share-based payment arrangements and other adjustments totaled $79,358, excluding Time Warner’s net debt at acquisition. On July 12, 2018, the U.S. Department of Justice (DOJ) appealed the U.S. District Court’s decision permitting the merger. We believe the DOJ’s appeal is without merit and we will continue to vigorously defend our legal position in the appellate court, which completed oral arguments on December 6, 2018.

Our 2018 operating results include the results from Time Warner following the acquisition date. The fair values of the assets acquired and liabilities assumed were preliminarily determined using the income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and thus represent a Level 3

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

measurement as defined in ASC 820, “Fair Value Measurement,” other than cash and long-term debt acquired in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of distribution network, released TV and film content, in-place advertising network, trade names, and franchises. The income approach estimates fair value for an asset based on the present value of cash flow projected to be generated by the asset. Projected cash flow is discounted at a required rate of return that reflects the relative risk of achieving the cash flow and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation.

The following table summarizes the preliminary estimated fair values of the Time Warner assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Assets acquired
Cash	$1,889
Accounts receivable	9,052
All other current assets	2,913
Noncurrent inventory and theatrical film and television production costs	5,593
Property, plant and equipment	4,769
Intangible assets subject to amortization
Distribution network	18,040
Released television and film content	10,806
Trademarks and trade names	18,081
Other	10,300
Investments and other assets	9,449
Goodwill	38,566
Total assets acquired	129,458

Liabilities assumed
Current liabilities, excluding current portion of long-term debt	8,303
Debt maturing within one year	4,471
Long-term debt	18,394
Other noncurrent liabilities	18,931
Total liabilities assumed	50,099
Net assets acquired	79,359
Noncontrolling interest	(1)
Aggregate value of consideration paid	$79,358

These estimates are preliminary in nature and subject to adjustments, which could be material. Any necessary adjustments will be finalized within one year from the date of acquisition. Substantially all the receivables acquired are expected to be collectible. We have not identified any material unrecorded pre-acquisition contingencies where the related asset or liability, or an impairment is probable and the amount can be reasonably estimated. Goodwill is calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired, and represents the future economic benefits that we expect to achieve as a result of the acquisition. Prior to the finalization of the purchase price allocation, if information becomes available that would indicate it is probable that unknown events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may change goodwill. Purchased goodwill is not expected to be deductible for tax purposes. As we finalize the valuation of assets acquired and liabilities assumed, we will determine to which reporting units within the WarnerMedia segment any changes in goodwill should be recorded.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

For the 200-day period ended December 31, 2018, our consolidated statement of income included $18,209 of revenues and $1,400 of operating income, which included $3,296 of intangible amortization, from Time Warner and its affiliates. The following unaudited pro forma consolidated results of operations assume that the acquisition of Time Warner was completed as of January 1, 2017.

	(Unaudited)
	Year Ended
	December 31,

	2018	2017

Total operating revenues	$183,651	$188,769
Net Income Attributable to AT&T	20,814	31,380

Basic Earnings Per Share Attributable to AT&T	$2.86	$4.30
Diluted Earnings Per Share Attributable to AT&T	$2.85	$4.26

These unaudited pro forma consolidated results reflect the adoption of ASC 606 for 2018, which is not on a comparable basis with 2017 (see Note 5). Pro forma data may not be indicative of the results that would have been obtained had these events occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

Otter Media On August 7, 2018, we acquired the remaining interest in Otter Media Holdings (Otter Media) for $157 in cash and the conversion to equity of the $1,480 advance made in the first quarter. At acquisition, we remeasured the fair value of the total business, which exceeded the book value of our equity method investment and resulted in a pre-tax gain of $395. We consolidated that business upon close and recorded those assets at fair value, including $1,239 of goodwill that is reported in the WarnerMedia segment.

AppNexus On August 15, 2018, we purchased AppNexus for $1,432 and recorded $1,220 of goodwill that is reported in the Xandr segment. Our investment will allow us to create a marketplace for TV and digital video advertising.

Auction 1000 On April 13, 2017, the FCC announced that we were the successful bidder for $910 of spectrum in 18 markets. We provided the FCC an initial deposit of $2,348 in July 2016 and received a refund of $1,438 in April 2017, which was recorded as cash from investing activities in our consolidated statement of cash flows. In 2018, we sold these wireless licenses at the auction price.

Spectrum Acquisitions and Swaps On occasion, we swap spectrum with other wireless providers to ensure we have efficient and contiguous coverage across our markets and service areas. During 2018, we acquired $521 of wireless spectrum. During 2017, we swapped FCC licenses with a fair value of approximately $2,003 with other carriers and recorded a net gain of $181. During 2016, we swapped FCC licenses with a fair value of approximately $2,122 with other carriers and recorded a net gain of $714.

Dispositions

Data Colocation Operations On December 31, 2018, we sold certain data centers to Brookfield Infrastructure Partners for $1,100 and recorded a pre-tax gain of $432. The sale included assets; primarily consisting of property, plant and equipment, of $298; and goodwill of $215.

YP Holdings LLC In June 2017, YP Holdings LLC was acquired by Dex Media, resulting in a gain of $36 for our portion of the proceeds.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2018	2017

Land	-	$2,714	$1,630
Buildings and improvements	2-44	38,013	36,319
Central office equipment[1]	3-10	95,173	94,076
Cable, wiring and conduit	15-50	73,397	67,695
Satellites	14-17	2,961	2,967
Other equipment	3-20	93,782	90,017
Software	3-7	19,124	16,750
Under construction	-	5,526	4,045
		330,690	313,499
Accumulated depreciation and amortization		199,217	188,277
Property, plant and equipment - net		$131,473	$125,222

1   Includes certain network software.

Our depreciation expense was $20,102 in 2018, $19,761 in 2017 and $20,661 in 2016. Depreciation expense included amortization of software totaling $3,092 in 2018, $2,810 in 2017 and $2,362 in 2016.

During the fourth quarter of 2017, we determined that certain copper assets will not be necessary to support future network activity due to fiber deployment plans in particular markets. We recorded a noncash pre-tax charge of $2,883 to abandon these assets.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $5,296 for 2018, $4,953 for 2017 and $4,482 for 2016. At December 31, 2018, the future minimum rental payments under noncancelable operating leases for the years 2019 through 2023 were $4,361, $4,046, $3,558, $3,253 and $2,836, with $9,540 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. At December 31, 2018, the future minimum rental payments under capital leases for the years 2019 through 2023 were $154, $130, $118, $124 and $124, with $1,261 due thereafter.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table sets forth the changes in the carrying amounts of goodwill by reporting unit, which is deemed to be our principal operating segments or one level below. Our Communications segment has three reporting units: Mobility, Entertainment Group and Business Wireline. Due to the timing of the Time Warner acquisition, we have not finalized the valuation or allocation of goodwill to the underlying business units and have recorded the goodwill in our WarnerMedia segment. Our Latin America segment has two reporting units: Mexico and Vrio.

	2018					2017

	Balance at Jan. 1	Reallocation	Acquisitions	Dispositions, currency exchange and other	Balance at Dec. 31	Balance at Jan. 1	Acquisitions	Dispositions, currency exchange and other	Balance at Dec. 31

Mobility	$-	$44,108	$-	$-	$44,108	$-	$-	$-	$-
Entertainment Group	39,280	(860)	-	(11)	38,409	39,053	210	17	39,280
Business Wireline	-	17,827	422	(215)	18,034	-	-	-	-
Communications	39,280	61,075	422	(226)	100,551	39,053	210	17	39,280
WarnerMedia	-	681	40,036	(19)	40,698	-	-	-	-
Latin America	4,234	(32)	-	(484)	3,718	4,264	-	(30)	4,234
Xandr	-	211	1,220	(28)	1,403	-	-	-	-
Business Solutions	45,395	(45,395)	-	-	-	45,364	-	31	45,395
Consumer Mobility	16,540	(16,540)	-	-	-	16,526	-	14	16,540
Total	$105,449	$-	$41,678	$(757)	$146,370	$105,207	$210	$32	$105,449

The majority of our goodwill acquired in 2018 is from our acquisitions of Time Warner, AppNexus and Otter Media (see Note 6). Other changes to our goodwill in 2018 include the sale of our data colocation operations, as well as changes from foreign currency translation. With our segment realignment, we reallocated goodwill within our reporting units.

The majority of our goodwill acquired during 2017 related to our acquisition of INVIDI Technologies, a leading provider in addressable advertising platforms, the final valuation of Quickplay Media and other adjustments. Other changes to our goodwill in 2017 include foreign currency translation.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Our other intangible assets at December 31 are summarized as follows:

		2018			2017

Other Intangible Assets	Weighted- Average Life	Gross Carrying Amount	Accumulated Amortization	Currency Translation Adjustment	Gross Carrying Amount	Accumulated Amortization	Currency Translation Adjustment

Amortized intangible assets:
Customer lists and relationships:
Wireless acquisitions		$244	$212	$-	$764	$683	$-
BellSouth Corporation		-	-	-	2,370	2,370	-
WarnerMedia		73	15	-	-	-	-
AppNexus		75	20	-	-	-	-
DIRECTV		19,551	11,852	(216)	19,551	8,950	(141)
AT&T Corp.		67	36	-	33	29	-
Mexican wireless		506	316	(98)	506	278	(97)
Subtotal	9.1 years	20,516	12,451	(314)	23,224	12,310	(238)
Trademarks and trade names	38.6 years	18,371	293	(7)	2,942	2,366	(6)
Distribution network	10.0 years	18,040	971	-	-	-	-
Released television and film content	10.8 years	10,814	2,988	-	-	-	-
Other	18.8 years	11,624	907	(25)	781	335	(3)
Total	17.8 years	$79,365	$17,610	$(346)	$26,947	$15,011	$(247)

Indefinite-lived intangible assets not subject to amortization, net of currency translation adjustment:
Licenses:
Wireless licenses		$84,442			$84,434
Orbital slots		11,702			11,702
Trade names		6,274			6,451

Total		$102,418			$102,587

Amortized intangible assets are definite-life assets, and, as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for definite-life intangible assets was $8,327 for the year ended December 31, 2018, $4,626 for the year ended December 31, 2017 and $5,186 for the year ended December 31, 2016. Amortization expense is estimated to be $7,982 in 2019, $6,886 in 2020, $5,787 in 2021, $5,015 in 2022 and $4,337 in 2023.

In 2018, we wrote off approximately $2,892 of fully amortized trade names and $2,890 of fully amortized customer lists. In 2017, we wrote off approximately $2,273 of fully amortized intangible assets (primarily customer lists). We review amortized intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 9. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

In the second quarter of 2018, we acquired Time Warner (see Note 6), which included various equity method investments. The differences between the fair value and the proportional book value of these investments’ net assets were $2,871. We attributed $1,642 to amortizing intangibles, which will be amortized into earnings in our “Equity net income (loss) of affiliates” over a weighted-average life of 18.2 years. The earnings from these investments, subsequent to the acquisition date, are included in the 2018 activity in the table below, as well as our consolidated statement of income for 2018.

In the third quarter of 2018, we acquired the remaining interest in Otter Media, which had previously been one of our equity method investments (see Note 6). Upon the closing of this acquisition, we began consolidating that business and recorded those assets at fair value.

Our investments in equity affiliates at December 31, 2018 primarily include our interests in Hudson Yards, HBO Latin America Group, Hulu, Central European Media Enterprises Ltd. and SKY Mexico.

Hudson Yards North Tower Holdings LLC (Hudson Yards) We hold a 50.0% interest in Hudson Yards, a limited liability company involved in the construction and development of real estate in New York City, which includes future office and studio space to be used by our WarnerMedia business.

HBO Latin America Group (HBO LAG) We hold an 88.2% interest in HBO LAG, which owns and operates various television channels in Latin America. We do not have the power to direct the activities that most significantly impact this entity’s economic performance, and therefore, account for this investment under the equity method of accounting.

Hulu We hold a 10.0% interest in Hulu, a provider of over-the-top services including instant streaming of television and movies.

Central European Media Enterprises Ltd. (CME) We hold a 66.6% interest in CME, a broadcasting company that operates leading television networks in Bulgaria, the Czech Republic, Romania and the Slovak Republic, as well as develops and produces content for its television networks. We do not have the power to direct the activities that most significantly impact this entity’s economic performance, and therefore, account for this investment under the equity method of accounting.

SKY Mexico We hold a 41.3% interest in SKY Mexico, which is a leading pay-TV provider in Mexico.

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2018	2017

Beginning of year	$1,560	$1,674
Additional investments	237	51
Time Warner investments acquired	4,912	-
Acquisition of remaining interest in Otter Media	(166)	-
Equity in net income (loss) of affiliates	(48)	(128)
Dividends and distributions received	(243)	(46)
Currency translation adjustments	(14)	22
Other adjustments	7	(13)
End of year	$6,245	$1,560

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 10. INVENTORIES AND THEATRICAL FILM AND TELEVISION PRODUCTION COSTS

Film and television production costs are stated at the lower of cost, less accumulated amortization, or fair value and include the unamortized cost of completed theatrical films and television episodes, theatrical films and television series in production and undeveloped film and television rights. The amount of capitalized film and television production costs recognized as broadcast, programming and operations expenses for a given period is determined using the film forecast computation method.

The following table summarizes inventories and theatrical film and television production costs as of December 31:

2018

Inventories:
Programming costs, less amortization[1]	$4,097
Other inventory, primarily DVD and Blu-ray Discs	146
Total inventories	4,243
Less: current portion of inventory	(2,420)
Total noncurrent inventories	1,823

Theatrical film production costs:[2]
Released, less amortization	451
Completed and not released	435
In production	866
Development and pre-production	159

Television production costs:[2]
Released, less amortization	965
Completed and not released	1,087
In production	1,898
Development and pre-production	29
Total theatrical film and television production costs	5,890
Total noncurrent inventories and theatrical film and television production costs	$7,713

[1]	Includes the costs of certain programming rights, primarily sports, for which payments have been made prior to the related rights being received.
[2]	Does not include $7,826 of acquired film and television library intangible assets as of December 31, 2018, which are included in “Other Intangible Assets - Net” on our consolidated balance sheet.

Approximately 90% of unamortized film costs for released theatrical and television content are expected to be amortized within three years from December 31, 2018. In addition, approximately $2,298 of the film costs of released and completed and not released theatrical and television product are expected to be amortized during 2019.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 11. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2018	2017

Notes and debentures
Interest Rates	Maturities[1]
0.49% – 2.99%	2018 – 2022	$14,404	$19,514
3.00% – 4.99%	2018 – 2049	104,291	93,915
5.00% – 6.99%	2018 – 2095	37,175	46,343
7.00% – 9.50%	2018 – 2097	5,976	4,579
Credit agreement borrowings		12,618	1,700
Other		89	-
Fair value of interest rate swaps recorded in debt		(32)	(20)
		174,521	166,031
Unamortized (discount) premium - net		(2,526)	(2,968)
Unamortized issuance costs		(466)	(537)
Total notes and debentures		171,529	162,526
Capital lease obligations		1,911	1,818
Total long-term debt, including current maturities		173,440	164,344
Current maturities of long-term debt		(7,190)	(38,372)
Total long-term debt		$166,250	$125,972

[1]	Maturities assume putable debt is redeemed by the holders at the next opportunity.

On June 14, 2018, we added $22,865 in total debt, including capital leases, related to our acquisition of Time Warner. Time Warner’s debt included both fixed and floating-rate coupons with a weighted average rate of approximately 4.63% (ranging from 1.25% to 9.15%) and had maturities ranging from 2018 to 2045. Included in our “Total note and debentures” balance in the table above was the face value of the acquired debt from Time Warner of $16,981, which had a carrying amount of $17,107 at December 31, 2018.

Included in the table above at December 31, 2018, was approximately $546, representing the remaining excess of the fair value over the recorded value of debt in connection with the acquisition of Time Warner, all of which was included in our “Unamortized (discount) premium – net.” The excess is amortized over the remaining lives of the underlying debt obligations.

We had outstanding Euro, British pound sterling, Canadian dollar, Swiss franc, Australian dollar, Brazilian real and Mexican peso denominated debt of approximately $41,356 and $37,621 at December 31, 2018 and 2017.

The weighted-average interest rate of our entire long-term debt portfolio, including the impact of derivatives, remained unchanged at 4.4% at December 31, 2018 and 2017.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2019. We have $1,000 of annual put reset securities that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007 and partially exchanged in the 2017 debt exchange offers) is held to maturity, the redemption amount will be $592.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Debt maturing within one year consisted of the following at December 31:

	2018	2017

Current maturities of long-term debt	$7,190	$38,372
Commercial paper	3,048	-
Bank borrowings[1]	4	2
Other	13	-
Total	$10,255	$38,374

[1]	Outstanding balance of short-term credit facility of a foreign subsidiary.

Financing Activities

During 2018, we received net proceeds of $41,875 on the issuance of $41,977 in long-term debt in various markets, with an average weighted maturity of approximately five years and a weighted average coupon of 3.4%. We redeemed $52,643 in borrowings of various notes with stated rates of 1.25% to 6.45%. Approximately $21,236 of the notes redeemed were subject to mandatory redemption due to the delay in closing our acquisition of Time Warner.

On February 19, 2019, we issued $3,000 of 4.350% global notes due 2029 and $2,000 of 4.850% global notes due 2039. The proceeds will be used to redeem approximately $4,100 of senior notes issued by AT&T or one of our subsidiaries, such notes were issued redemption notices on February 15, 2019 and will be redeemed on March 27, 2019. Excess proceeds, together with cash on hand, were used to pay down amounts outstanding under term loans drawn on for the Time Warner acquisition.

As of December 31, 2018 and 2017, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2018, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2019	2020	2021	2022	2023	Thereafter

Debt repayments[1]	$7,090	$12,665	$13,468	$12,640	$14,081	$114,609
Weighted-average interest rate	3.0%	3.3%	3.7%	3.0%	3.5%	4.8%

[1]	Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities

General

In December 2018, we amended our five-year revolving credit agreement (the “Amended and Restated Credit Agreement”) and concurrently entered into a new five-year agreement (the “Five Year Credit Agreement”) such that we now have two $7,500 revolving credit agreements totaling $15,000. The Amended and Restated Credit Agreement terminates on December 11, 2021 and the Five Year Credit Agreement terminates on December 11, 2023. No amounts were outstanding under either agreement as of December 31, 2018.

On November 20, 2018, we entered into and drew on a 4.5 year $3,550 term loan credit agreement (the “November 2018 Term Loan”) with Bank of America, N.A., as agent. We used the proceeds to finance the repayment in part of loans outstanding under the Acquisition Term Loan (described below).

On September 29, 2017, we entered into a $2,250 syndicated term loan credit agreement (the “Nova Scotia Credit Agreement”) containing (i) a three-year $750 term loan facility, (ii) a four-year $750 term loan facility and (iii) a five-year $750 term loan facility, with certain investment and commercial banks and The Bank of Nova Scotia, as administrative agent. During 2018, to provide financing for our Time Warner acquisition, we drew $2,250 on the Nova Scotia Credit Agreement.

On November 15, 2016, we entered into a $10,000 term loan credit agreement (the “Acquisition Term Loan”) with a syndicate of 20 lenders. On February 2, 2018, we amended the Acquisition Term Loan to extend the commitment termination date to December 31, 2018 and increase the commitments to $16,175. During 2018, to provide financing for our Time Warner acquisition, we drew $16,175 on the Acquisition Term Loan and as of December 31, 2018 have $2,625 outstanding.

On January 31, 2019, we entered into and drew on an 11-month $2,850 syndicated term loan credit agreement (the “Citibank Term Loan”), with certain investment and commercial banks and Citibank, N.A., as administrative agent.

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

Credit Agreements

The obligations of the lenders under the Amended and Restated Credit Agreement to provide advances will terminate on December 11, 2021, and under the Five Year Credit Agreement to provide advances will terminate on December 11, 2023, unless the commitments are terminated in whole prior to that date. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under the applicable Credit Agreement.

Each of the Credit Agreements provides that we and lenders representing more than 50% of the facility amount may agree to extend their commitments under such Credit Agreement for two one-year periods beyond the initial termination date. We have the right to terminate, in whole or in part, amounts committed by the lenders under each of the Credit Agreements in excess of any outstanding advances; however, any such terminated commitments may not be reinstated.

Advances under these agreements would bear interest, at AT&T’s option, either:

●

at a variable annual rate equal to: (1) the highest of (but not less than zero) (a) the rate of interest announced publicly by Citibank in New York, New York, from time to time, as Citibank’s base rate, (b) 0.5% per annum above the federal funds rate, and (c) the London interbank offered rate (or the successor thereto) (“LIBOR”) applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the applicable Credit Agreement (the “Applicable Margin for Base Advances”); or

●

at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) an applicable margin, as set forth in the applicable Credit Agreement (the “Applicable Margin for Eurodollar Rate Advances”).

We will pay a facility fee of 0.070%, 0.080%, 0.100% or 0.125% per annum of the amount of the lender commitments, depending on AT&T’s credit rating.

November 2018 Term Loan

On November 20, 2018, we drew on the November 2018 Term Loan to finance the repayment in part of loans outstanding under the Acquisition Term Loan. Advances would bear interest, at AT&T’s option, either:

●

at a variable annual rate equal to: (1) the highest of (but not less than zero) (a) the prime rate quoted by The Wall Street Journal, (b) 0.5% per annum above the federal funds rate, and (c) the London interbank offered rate (“LIBOR”) applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the November 2018 Term Loan (the “Applicable Margin for Base Advances”); or

●

at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) an applicable margin, as set forth in the November 2018 Term Loan (the “Applicable Margin for Eurodollar Rate Advances”).

The Applicable Margin for Eurodollar Rate Advances will be equal to 0.875%, 1.000% or 1.125% per annum, depending on AT&T’s unsecured long-term debt ratings. The Applicable Margin for Base Advances is equal to the greater of (x) 0.00% and (y) the relevant Applicable Margin for Eurodollar Rate Advances minus 1.00% per annum, depending on AT&T’s unsecured long-term debt ratings.

Repayment of all advances with respect to the November 2018 Term Loan will be subject to amortization commencing two years and nine months after the date on which such advances are made, with 25% of the aggregate principal amount thereof being payable prior to the date that is four years and six months after the date on which such advances are made, and all remaining principal amount due and payable on the date that is four years and six months after the date on which such advances are made.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Nova Scotia Credit Agreement

On January 26, 2018, to provide financing for our Time Warner acquisition, we drew $2,250 on the Nova Scotia Credit Agreement. Advances under this agreement would bear interest, at AT&T’s option, either:

●

at a variable annual rate equal to (1) the highest of: (a) the base rate of Scotiabank, (b) 0.50% per annum above the Federal funds rate, and (c) the ICE Benchmark Administration Limited Settlement Rate applicable to U.S. dollars for a period of one month plus 1.00% per annum, plus (2) an applicable margin (as set forth in the Nova Scotia Credit Agreement); or

●	at a rate equal to: (i) LIBOR for a period of three or six months, as applicable, plus (ii) an applicable margin (as set forth in the Nova Scotia Credit Agreement).

Acquisition Term Loan

Under the Acquisition Term Loan, there are two tranches of commitments, each in a total amount of $8,087.

On June 14, 2018, to provide financing for our Time Warner acquisition, we drew $16,175 on the Acquisition Term Loan.

Advances bear interest, at AT&T’s option, either:

●

at a variable annual rate equal to: (1) the highest of (a) the prime rate of JPMorgan Chase Bank, N.A., (b) 0.5% per annum above the federal funds rate, and (c) the LIBOR rate applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Acquisition Term Loan (the “Applicable Margin for Base Advances (Term Loan)”); or

●

at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) an applicable margin, as set forth in the Acquisition Term Loan (the “Applicable Margin for Eurodollar Rate Advances (Term Loan)”).

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

As of December 31, 2018, $2,625 is outstanding of Tranche A advances and $0 is outstanding of Tranche B advances. Repayment of all advances with respect to Tranche A must be made no later than two years and six months after the date on which such advances are made. We paid $2,625 of the Tranche A advances on February 20, 2019, and terminated the facility.

Citibank Term Loan

On January 31, 2019, we entered into and drew on an 11-month $2,850 syndicated term loan credit agreement (the “Citibank Term Loan”), with certain investment and commercial banks and Citibank, N.A., as administrative agent.

Advances would bear interest, at AT&T’s option, either:

●

at a variable annual rate equal to: (1) the highest of (but not less than zero) (a) the rate of interest announced publicly by Citibank in New York, New York, from time to time, as Citibank’s base rate, (b) 0.5% per annum above the federal funds rate, and (c) the London interbank offered rate (“LIBOR”) applicable to dollars for a period of one month plus 1.00%, plus (2) an applicable margin, as set forth in the Citibank Term Loan (the “Applicable Margin for Base Advances (Citibank Term Loan)”); or

●

at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) an applicable margin, as set forth in the Citibank Term Loan (the “Applicable Margin for Eurodollar Rate Advances (Citibank Term Loan)”).

The Applicable Margin for Eurodollar Rate Advances (Citibank Term Loan) will be equal to 0.750%, 0.800% or 1.000% per annum, depending on AT&T’s unsecured long-term debt ratings. The Applicable Margin for Base Advances (Citibank Term Loan) is equal to the greater of (x) 0.00% and (y) the relevant Applicable Margin for Eurodollar Rate Advances (Citibank Term Loan) minus 1.00% per annum, depending on AT&T’s unsecured long-term debt ratings.

Repayment of all advances with respect to the Citibank Term Loan must be made no later than December 31, 2019.

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
● Quoted prices for similar assets and liabilities in active markets.
● Quoted prices for identical or similar assets or liabilities in inactive markets.
● Inputs other than quoted market prices that are observable for the asset or liability.
● Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
● Fair value is often based on developed models in which there are few, if any, external observations.

The fair value measurements level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Our valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. We believe our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used since December 31, 2017.

Long-Term Debt and Other Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows:

	December 31, 2018		December 31, 2017

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Notes and debentures[1]	$171,529	$172,287	$162,526	$171,938
Commercial paper	3,048	3,048	-	-
Bank borrowings	4	4	2	2
Capitalized leases	1,911	1,911	1,818	1,818
Investment securities	3,409	3,409	2,447	2,447

[1]	Includes credit agreement borrowings.

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

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Following is the fair value leveling for investment securities that are measured at fair value and derivatives as of December 31, 2018, and December 31, 2017. Derivatives designated as hedging instruments are reflected as “Other assets” and “Other noncurrent liabilities” on our consolidated balance sheets.

	December 31, 2018

	Level 1	Level 2	Level 3	Total

Equity Securities
Domestic equities	$1,061	$-	$-	$1,061
International equities	256	-	-	256
Fixed income equities	172	-	-	172
Available-for-Sale Debt Securities	-	870	-	870
Asset Derivatives
Cross-currency swaps	-	472	-	472
Foreign exchange contracts	-	87	-	87
Liability Derivatives
Interest rate swaps	-	(39)	-	(39)
Cross-currency swaps	-	(2,563)	-	(2,563)
Foreign exchange contracts	-	(2)	-	(2)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Equity Securities
Domestic equities	$1,142	$-	$-	$1,142
International equities	321	-	-	321
Fixed income equities	-	152	-	152
Available-for-Sale Debt Securities	-	581	-	581
Asset Derivatives
Interest rate swaps	-	17	-	17
Cross-currency swaps	-	1,753	-	1,753
Liability Derivatives
Interest rate swaps	-	(31)	-	(31)
Cross-currency swaps	-	(1,290)	-	(1,290)

Investment Securities

Our investment securities include both equity and debt securities that are measured at fair value, as well as equity securities without readily determinable fair values. A substantial portion of the fair values of our investment securities is estimated based on quoted market prices. Investments in equity securities not traded on a national securities exchange are valued at cost, less any impairment, and adjusted for changes resulting from observable, orderly transactions for identical or similar securities. Investments in debt securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

The components comprising total gains and losses on equity securities are as follows:

For the year ended December 31,	2018	2017	2016
Total gains (losses) recognized on equity securities	$(130)	$326	$96
Gains (losses) recognized on equity securities sold	50	303	4
Unrealized gains (losses) recognized on equity securities held at end of period	$(180)	$23	$92

At December 31, 2018, available-for-sale debt securities totaling $870 have maturities as follows - less than one year: $8; one to three years: $135; three to five years: $123; for five or more years: $604.

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

We also designate some of our foreign exchange contracts as fair value hedges. The purpose of these contracts is to hedge currency risk associated with foreign-currency-denominated operating assets and liabilities.

Accrued and realized gains or losses from fair value hedges impact the same category on the consolidated statements of income as the item being hedged. Unrealized gains on fair value hedges are recorded at fair market value as assets, and unrealized losses are recorded at fair market value as liabilities. Changes in the fair value of derivative instruments designated as fair value hedges are offset against the change in fair value of the hedged assets or liabilities through earnings. In the year ended December 31, 2018 and 2017, no ineffectiveness was measured on fair value hedges.

Cash Flow Hedging We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our foreign-denominated debt. These agreements include initial and final exchanges of principal from fixed foreign currency denominated amounts to fixed U.S. dollar denominated amounts, to be exchanged at a specified rate that is usually determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed or floating foreign currency-denominated interest rate to a fixed U.S. dollar denominated interest rate.

We also designate some of our foreign exchange contracts as cash flow hedges. The purpose of these contracts is to hedge currency risk associated with variability in anticipated foreign-currency-denominated cash flows, such as unremitted or forecasted royalty and license fees owed to WarnerMedia’s domestic companies for the sale or anticipated sale of U.S. copyrighted products abroad or cash flows for certain film production costs denominated in a foreign currency.

Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses are recorded at fair value as liabilities. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into the consolidated statements of income in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized as “Other income (expense) – net” in the consolidated statements of income in each period. We evaluate the effectiveness of our cash flow hedges each quarter. In the year ended December 31, 2018 and 2017, no ineffectiveness was measured on cash flow hedges.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to “Other income (expense) – net” in the consolidated statements of income. Over the next 12 months, we expect to reclassify $63 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks.

Net Investment Hedging We have designated €700 million aggregate principal amount of debt as a hedge of the variability of some of the Euro-denominated net investments of WarnerMedia. The gain or loss on the debt that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is recorded as a currency translation adjustment within accumulated other comprehensive income on the consolidated balance sheet.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Collateral and Credit-Risk Contingency We have entered into agreements with our derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. At December 31, 2018, we had posted collateral of $1,675 (a deposit asset) and held collateral of $103 (a receipt liability). Under the agreements, if AT&T’s credit rating had been downgraded one rating level by Fitch Ratings, before the final collateral exchange in December, we would have been required to post additional collateral of $154. If DIRECTV Holdings LLC’s credit rating had been downgraded below BBB- (S&P), we would have been required to post additional collateral of $256. At December 31, 2017, we had posted collateral of $495 (a deposit asset) and held collateral of $968 (a receipt liability). We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) exists, against the fair value of the derivative instruments.

Following are the notional amounts of our outstanding derivative positions:

	2018	2017

Interest rate swaps	$3,483	$9,833
Cross-currency swaps	42,192	38,694
Foreign exchange contracts	2,094	-
Total	$47,769	$48,527

Following are the related hedged items affecting our financial position and performance:

Effect of Derivatives on the Consolidated Statements of Income

Fair Value Hedging Relationships
For the years ended December 31,	2018	2017	2016

Interest rate swaps (Interest expense):
Gain (Loss) on interest rate swaps	$(12)	$(68)	$(61)
Gain (Loss) on long-term debt	12	68	61

The net swap settlements that accrued and settled in the periods above were included in interest expense.

Cash Flow Hedging Relationships
For the years ended December 31,	2018	2017	2016

Cross-currency swaps:
Gain (Loss) recognized in accumulated OCI	$(825)	$571	$1,061
Foreign exchange contracts:
Gain (Loss) recognized in accumulated OCI	51	-	-
Other income (expense) - net reclassified from accumulated OCI into income	39	-	-
Interest rate locks:
Interest income (expense) reclassified from accumulated OCI into income	(58)	(60)	(59)

NOTE 13. INCOME TAXES

The Tax Cuts and Jobs Acts (the Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35% to 21% and required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. ASC 740, “Income Taxes,” requires effects of changes in tax rates to be recognized in the period enacted. Recognizing the late enactment of the Act and complexity of accurately accounting for its impact, the Securities and Exchange Commission in SAB 118 provided guidance that allowed registrants to provide a reasonable estimate of the Act in their financial statements at December 31, 2017 and adjust the reported impact in a measurement period not to exceed one year.

In 2018, we completed our accounting for the tax effects of the enactment of the Act and the measurement of our deferred tax assets and liabilities based on the rates at which they were expected to reverse in the future; the total benefit was $22,211, of which $20,271 was recorded in 2017 as a provisional amount. The total net benefit for the year ended December 31, 2018

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

was $718 for all enactment date and measurement period adjustments from the Act. The impact of the enactment of the Act is reflected in the tables below.

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2018	2017

Depreciation and amortization	$43,105	$30,982
Licenses and nonamortizable intangibles	17,561	16,129
Employee benefits	(5,366)	(6,202)
Deferred fulfillment costs	2,679	2,472
Net operating loss and other carryforwards	(6,470)	(6,067)
Other – net	1,651	1,222
Subtotal	53,160	38,536
Deferred tax assets valuation allowance	4,588	4,640
Net deferred tax liabilities	$57,748	$43,176

Noncurrent deferred tax liabilities	$57,859	$43,207
Less: Noncurrent deferred tax assets	(111)	(31)
Net deferred tax liabilities	$57,748	$43,176

At December 31, 2018, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $179, state of $950 and foreign of $3,022, expiring through 2038. Additionally, we had federal credit carryforwards of $340 and state credit carryforwards of $1,979, expiring primarily through 2038.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2018 and 2017 related primarily to state and foreign net operating losses and state credit carryforwards.

The Company considers post-1986 unremitted foreign earnings subjected to the one-time transition tax not to be indefinitely reinvested as such earnings can be repatriated without any significant incremental tax costs. U.S. income and foreign withholding taxes have not been recorded on temporary differences related to investments in certain foreign subsidiaries as such differences are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability is not practicable.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our consolidated balance sheets as an unrecognized tax benefit (UTB). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2018 and 2017 is as follows:

Federal, State and Foreign Tax	2018	2017

Balance at beginning of year	$7,648	$6,516
Increases for tax positions related to the current year	336	1,438
Increases for tax positions related to prior years	2,615	200
Decreases for tax positions related to prior years	(394)	(461)
Lapse of statute of limitations	(52)	(28)
Settlements	(664)	(23)
Current year acquisitions	872	-
Foreign currency effects	(3)	6
Balance at end of year	10,358	7,648
Accrued interest and penalties	2,588	1,333
Gross unrecognized income tax benefits	12,946	8,981
Less: Deferred federal and state income tax benefits	(811)	(388)
Less: Tax attributable to timing items included above	(3,430)	(2,368)

Less: UTBs included above that relate to acquired entities that would impact goodwill if recognized	(918)	-
Total UTB that, if recognized, would impact the effective income tax rate as of the end of the year	$7,787	$6,225

Periodically we make deposits to taxing jurisdictions which reduce our UTB balance but are not included in the reconciliation above. The amount of deposits that reduced our UTB balance was $2,115 at December 31, 2018 and $3,058 at December 31, 2017.

Accrued interest and penalties included in UTBs were $2,588 as of December 31, 2018, and $1,333 as of December 31, 2017. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense included in income tax expense was $1,290 for 2018, $107 for 2017 and $24 for 2016.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. As a large taxpayer, our income tax returns are regularly audited by the Internal Revenue Service (IRS) and other taxing authorities. The IRS has completed field examinations of our tax returns through 2010. All audit periods prior to 2003 are closed for federal examination purposes. Contested issues from our 2003 through 2010 returns are at various stages of resolution with the IRS Appeals Division. While we do not expect material changes, we are generally unable to estimate the range of impacts on the balance of uncertain tax positions or the impact on the effective tax rate from the resolution of these issues until the close of the examination process; and it is possible that the amount of unrecognized benefit with respect to our uncertain tax positions could increase or decrease within the next 12 months.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The components of income tax (benefit) expense are as follows:

	2018	2017	2016

Federal:
Current	$3,258	$682	$2,915
Deferred	277	(17,970)	3,127
	3,535	(17,288)	6,042
State and local:
Current	513	79	282
Deferred	473	1,041	339
	986	1,120	621
Foreign:
Current	539	471	335
Deferred	(140)	989	(519)
	399	1,460	(184)
Total	$4,920	$(14,708)	$6,479

“Income Before Income Taxes” in the Consolidated Statements of Income included the following components for the years ended December 31:

	2018	2017	2016

U.S. income before income taxes	$25,379	$16,438	$20,911
Foreign income (loss) before income taxes	(506)	(1,299)	(1,099)
Total	$24,873	$15,139	$19,812

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (21% for 2018 and 35% for 2017 and 2016) to income from continuing operations before income taxes is as follows:

	2018	2017	2016

Taxes computed at federal statutory rate	$5,223	$5,299	$6,934
Increases (decreases) in income taxes resulting from:
State and local income taxes – net of federal income tax benefit	738	509	416
Enactment date and measurement period adjustments from the Act	(718)	(20,271)	-
Tax on foreign investments	(466)	73	168
Mexico restructuring	-	-	(471)
Other – net	143	(318)	(568)
Total	$4,920	$(14,708)	$6,479

Effective Tax Rate	19.8%	(97.2)%	32.7%

NOTE 14. PENSION AND POSTRETIREMENT BENEFITS

We offer noncontributory pension programs covering the majority of domestic nonmanagement employees in our Communications business. Nonmanagement employees’ pension benefits are generally calculated using one of two formulas: a flat dollar amount applied to years of service according to job classification or a cash balance plan with negotiated annual pension band credits as well as interest credits. Most employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

Pension programs covering U.S. management employees are closed to new entrants. These programs continue to provide benefits to participants that were generally hired before January 1, 2015, who receive benefits under either cash balance pension programs that include annual or monthly credits based on salary as well as interest credits, or a traditional pension formula (i.e., a stated percentage of employees’ adjusted career income).

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

We acquired Time Warner on June 14, 2018. WarnerMedia and certain of its subsidiaries have both funded and unfunded defined benefit pension plans, the substantial majority of which are noncontributory plans covering domestic employees. WarnerMedia also sponsors unfunded domestic postretirement benefit plans covering certain retirees and their dependents. The plans were closed to new entrants and frozen for new accruals. We have recorded the fair value of the WarnerMedia plans using assumptions and accounting policies consistent with those disclosed by AT&T. Upon acquisition, the excess of projected benefit obligation over the plan assets was recognized as a liability and previously existing deferred actuarial gains and losses and unrecognized service costs or benefits were eliminated.

During 2018, we communicated and reflected in results the following plan changes to participants: (1) substantive plan changes involving the frequency of future health reimbursement account credit increases, and (2) a May 2018 written plan change involving the ability of certain participants of the pension plan to receive their benefit in a lump-sum amount upon retirement.

Obligations and Funded Status

For defined benefit pension plans, the benefit obligation is the projected benefit obligation, the actuarial present value, as of our December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees and their beneficiaries and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels as applicable.

For postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, the actuarial present value as of the measurement date of all future benefits attributed under the terms of the postretirement benefit plan to employee service.

The following table presents the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits

	2018	2017	2018	2017

Benefit obligation at beginning of year	$59,294	$56,183	$24,059	$26,027
Service cost - benefits earned during the period	1,116	1,128	109	138
Interest cost on projected benefit obligation	2,092	1,936	778	809
Amendments	50	48	(1,145)	(1,807)
Actuarial (gain) loss	(5,046)	3,696	(2,815)	630
Special termination benefits	1	3	1	1
Benefits paid	(4,632)	(3,705)	(1,680)	(1,739)
Acquisitions	2,559	-	71	-
Plan transfers	5	5	-	-
Benefit obligation at end of year	$55,439	$59,294	$19,378	$24,059

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following table presents the change in the fair value of plan assets for the years ended December 31 and the plans’ funded status at December 31:

	Pension Benefits		Postretirement Benefits

	2018	2017	2018	2017

Fair value of plan assets at beginning of year	$45,463	$42,610	$5,973	$5,921
Actual return on plan assets	(1,044)	5,987	(218)	607
Benefits paid[1]	(4,632)	(3,705)	(1,503)	(1,055)
Contributions	9,307	566	25	500
Acquisitions	2,582	-	-	-
Plan transfers	5	5	-	-
Fair value of plan assets at end of year	51,681	45,463	4,277	5,973
Unfunded status at end of year[2]	$(3,758)	$(13,831)	$(15,101)	$(18,086)

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

In 2013, we made a voluntary contribution of preferred equity interest in AT&T Mobility II LLC (Mobility II), the primary holding company for our wireless business, to the trust used to pay pension benefits under certain of our qualified pension plans. In 2018, we simplified transferability and enhanced marketability of the preferred equity interest, which resulted in it being recognized as a plan asset in our consolidated financial statements and reflected a noncash contribution of $8,803 included as “Contributions” in the above table. Since 2013, the preferred equity interest was a plan asset under ERISA and has been recognized as such in the plan’s separate financial statements. (See Note 16).

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits

	2018	2017	2018	2017

Current portion of employee benefit obligation[1]	$-	$-	$(1,464)	$(1,585)
Employee benefit obligation[2]	(3,758)	(13,831)	(13,637)	(16,501)
Net amount recognized	$(3,758)	$(13,831)	$(15,101)	$(18,086)

[1]	Included in “Accounts payable and accrued liabilities.”
[2]	Included in “Postemployment benefit obligation.”

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $53,963 at December 31, 2018, and $57,488 at December 31, 2017.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Periodic Benefit Costs

Our combined net pension and postretirement cost (credit) recognized in our consolidated statements of income was $(4,251), $155 and $303 for the years ended December 31, 2018, 2017 and 2016. The following table presents the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits

	2018	2017	2016	2018	2017	2016

Service cost – benefits earned during the period	$1,116	$1,128	$1,112	$109	$138	$192
Interest cost on projected benefit obligation	2,092	1,936	1,980	778	809	972
Expected return on assets	(3,190)	(3,134)	(3,115)	(304)	(319)	(355)
Amortization of prior service credit	(115)	(123)	(103)	(1,635)	(1,466)	(1,277)
Actuarial (gain) loss	(812)	844	1,478	(2,290)	342	(581)
Net pension and postretirement cost (credit)	$(909)	$651	$1,352	$(3,342)	$(496)	$(1,049)

Other Changes in Benefit Obligations Recognized in Other Comprehensive Income

The following table presents the after-tax changes in benefit obligations recognized in OCI and the after-tax prior service credits that were amortized from OCI into net periodic benefit costs:

	Pension Benefits			Postretirement Benefits

	2018	2017	2016	2018	2017	2016

Balance at beginning of year	$571	$575	$512	$6,456	$5,089	$5,510
Prior service (cost) credit	(37)	(30)	128	864	1,120	372
Amortization of prior service credit	(87)	(76)	(65)	(1,234)	(907)	(793)
Total recognized in other comprehensive (income) loss	(124)	(106)	63	(370)	213	(421)
Adoption of ASU 2018-02	-	102	-	-	1,154	-
Balance at end of year	$447	$571	$575	$6,086	$6,456	$5,089

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Assumptions

In determining the projected benefit obligation and the net pension and postretirement benefit cost, we used the following significant weighted-average assumptions:

	Pension Benefits			Postretirement Benefits

	2018	2017	2016	2018	2017	2016

Weighted-average discount rate for determining benefit obligation at December 31	4.50%	3.80%	4.40%	4.40%	3.70%	4.30%
Discount rate in effect for determining service cost[1,2]	4.20%	4.60%	4.90%	4.30%	4.60%	5.00%
Discount rate in effect for determining interest cost[1,2]	3.80%	3.60%	3.70%	3.60%	3.40%	3.60%
Weighted-average interest crediting rate for cash balance pension programs[3]	3.70%	3.50%	3.50%	- %	- %	- %
Long-term rate of return on plan assets	7.00%	7.75%	7.75%	5.75%	5.75%	5.75%
Composite rate of compensation increase for determining benefit obligation	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Composite rate of compensation increase for determining net cost (benefit)	3.00%	3.00%	3.10%	3.00%	3.00%	3.10%

[1]

Weighted-average discount rate for pension benefits in effect from January 1, 2018 through May 31, 2018 was 4.00% for service cost and 3.40% for interest costs, and, from June 1, 2018 through December 31, 2018 was 4.40% for service cost and 4.00% for interest cost.

[2]

Weighted-average discount rate for postretirement benefits in effect from January 1, 2018 through February 28, 2018 was 4.00% for service costs and 3.30% for interest costs, and, from March 1, 2018 through December 31, 2018 was 4.30% for service cost and 3.70% for interest cost.

[3]

Weighted-average interest crediting rates for cash balance pension programs relate only to the cash balance portion of total pension benefits. A 0.50% increase in the weighted-average interest crediting rate would increase the pension benefit obligation by $130.

We recognize gains and losses on pension and postretirement plan assets and obligations immediately in our operating results. These gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter, unless earlier remeasurements are required.

Discount Rate Our assumed weighted-average discount rate for pension and postretirement benefits of 4.50% and 4.40% respectively, at December 31, 2018, reflects the hypothetical rate at which the projected benefit obligation could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date and corresponding to the related expected durations of future cash outflows. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2018, when compared to the year ended December 31, 2017, we increased our pension discount rate by 0.70%, resulting in a decrease in our pension plan benefit obligation of $4,394 and increased our postretirement discount rate by 0.70%, resulting in a decrease in our postretirement benefit obligation of $1,509. For the year ended December 31, 2017, we decreased our pension discount rate by 0.60%, resulting in an increase in our pension plan benefit obligation of $4,609 and decreased our postretirement discount rates by 0.60%, resulting in an increase in our postretirement benefit obligation of $1,605.

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

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Expected Long-Term Rate of Return In 2019, our expected long-term rate of return is 7.00% on pension plan assets and 5.75% on postretirement plan assets. Our long-term rates of return reflect the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations, the asset mix of the plans’ investment and average historical asset return. Actual long-term returns can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 0.50% decrease in the expected long-term rate of return would cause 2019 combined pension and postretirement cost to increase $265. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase Our expected composite rate of compensation increase cost of 3.00% in 2018 and 2017 reflects the long-term average rate of salary increases.

Mortality Tables At December 31, 2018, we updated our assumed mortality rates to reflect our best estimate of future mortality, which decreased our pension obligation by $488 and our postretirement obligations by $61. At December 31, 2017, we updated our assumed mortality rates, which decreased our pension obligation by $355 and our postretirement obligations by $95.

Healthcare Cost Trend Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Based on historical experience, updated expectations of healthcare industry inflation and recent prescription drug cost experience, our 2019 assumed annual healthcare prescription drug cost trend and medical cost trend for eligible participants will remain at an assumed annual and ultimate trend rate of 4.50%. In addition to the healthcare cost trend in 2018, we assumed an annual 2.50% growth in administrative expenses and an annual 3.00% growth in dental claims.

Plan Assets

Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We do not have significant ERISA required contributions to our pension plans for 2019. We made a discretionary contribution of $80 to our pension trust in October 2018.

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

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The plans’ weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets					Postretirement (VEBA) Assets

	Target			2018	2017	Target			2018	2017

Equity securities:
Domestic	15%	-	25%	16%	23%	20%	-	30%	25%	21%
International	7%	-	17%	12	16	13%	-	23%	18	15
Fixed income securities	29%	-	39%	37	41	34%	-	44%	39	40
Real assets	4%	-	14%	9	10	- %	-	6%	1	1
Private equity	2%	-	12%	8	10	- %	-	7%	2	2
Preferred interest	13%	-	23%	18	-	- %	-	- %	-	-
Other	- %	-	5%	-	-	10%	-	20%	15	21
Total				100%	100%				100%	100%

At December 31, 2018, AT&T securities represented less than 18% of assets held by our pension trust, including preferred interest in Mobility II, and 4% of assets (primarily common stock) held by our VEBA trusts included in these financial statements.

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

The preferred interest is valued using an income approach.

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

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Fair Value Measurements

See Note 12 for a discussion of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2018:

Pension Assets and Liabilities at Fair Value as of December 31, 2018

	Level 1	Level 2	Level 3	Total

Non-interest bearing cash	$52	$-	$-	$52
Interest bearing cash	167	41	-	208
Foreign currency contracts	-	5	-	5
Equity securities:
Domestic equities	6,912	-	1	6,913
International equities	3,594	8	-	3,602
Preferred interest	-	-	8,749	8,749
Fixed income securities:
Corporate bonds and other investments	-	10,719	4	10,723
Government and municipal bonds	51	6,170	-	6,221
Mortgage-backed securities	-	382	-	382
Real estate and real assets	-	-	2,579	2,579
Securities lending collateral	12	1,466	-	1,478
Purchased options, futures, and swaps	-	3	-	3
Receivable for variation margin	19	-	-	19
Assets at fair value	10,807	18,794	11,333	40,934
Investments sold short and other liabilities at fair value	(657)	(6)	-	(663)
Total plan net assets at fair value	$10,150	$18,788	$11,333	$40,271
Assets held at net asset value practical expedient
Private equity funds				4,384
Real estate funds				2,162
Commingled funds				5,740
Total assets held at net asset value practical expedient				12,286
Other assets (liabilities)[1]				(876)
Total Plan Net Assets				$51,681

[1]	Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2018

	Level 1	Level 2	Level 3	Total

Interest bearing cash	$45	$624	$-	$669
Equity securities:
Domestic equities	745	8	-	753
International equities	541	-	1	542
Fixed income securities:
Corporate bonds and other investments	7	602	11	620
Government and municipal bonds	2	377	1	380
Mortgage-backed securities	-	283	-	283
Securities lending collateral	-	63	-	63
Assets at fair value	1,340	1,957	13	3,310
Securities lending payable and other liabilities	-	(74)	-	(74)
Total plan net assets at fair value	$1,340	$1,883	$13	$3,236
Assets held at net asset value practical expedient
Private equity funds				79
Real estate funds				36
Commingled funds				973
Total assets held at net asset value practical expedient				1,088
Other assets (liabilities)[1]				(47)
Total Plan Net Assets				$4,277

[1]	Other assets (liabilities) include amounts receivable and accounts payable.

The tables below set forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2018:

Pension Assets	Equities	Fixed Income Funds	Real Estate and Real Assets	Total

Balance at beginning of year	$4	$2	$2,287	$2,293
Realized gains (losses)	-	-	120	120
Unrealized gains (losses)	(408)	(1)	170	(239)
Transfers in	9,158	1	266	9,425
Transfers out	(4)	(1)	-	(5)
Purchases	-	8	85	93
Sales	-	(5)	(349)	(354)
Balance at end of year	$8,750	$4	$2,579	$11,333

Postretirement Assets	Equities	Fixed Income Funds	Real Estate and Real Assets	Total

Balance at beginning of year	$-	$5	$-	$5
Transfers in	1	8	-	9
Transfers out	-	(1)	-	(1)
Purchases	-	1	-	1
Sales	-	(1)	-	(1)
Balance at end of year	$1	$12	$-	$13

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2017:

Pension Assets and Liabilities at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$96	$-	$-	$96
Interest bearing cash	7	20	-	27
Foreign currency contracts	-	2	-	2
Equity securities:
Domestic equities	9,441	-	4	9,445
International equities	4,967	1	-	4,968
Fixed income securities:
Corporate bonds and other investments	48	10,520	2	10,570
Government and municipal bonds	-	5,751	-	5,751
Mortgage-backed securities	-	765	-	765
Real estate and real assets	-	-	2,287	2,287
Securities lending collateral	8	2,240	-	2,248
Receivable for variation margin	6	-	-	6
Assets at fair value	14,573	19,299	2,293	36,165
Investments sold short and other liabilities at fair value	(497)	(4)	-	(501)
Total plan net assets at fair value	$14,076	$19,295	$2,293	$35,664
Assets held at net asset value practical expedient
Private equity funds				4,493
Real estate funds				2,340
Commingled funds				5,142
Total assets held at net asset value practical expedient				11,975
Other assets (liabilities)[1]				(2,176)
Total Plan Net Assets				$45,463

[1]	Other assets (liabilities) include amounts receivable, accounts payable and net adjustment for securities lending payable.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total

Interest bearing cash	$603	$714	$-	$1,317
Equity securities:
Domestic equities	857	9	-	866
International equities	600	-	-	600
Fixed income securities:
Corporate bonds and other investments	8	607	4	619
Government and municipal bonds	-	445	-	445
Mortgage-backed securities	-	308	1	309
Securities lending collateral	-	120	-	120
Assets at fair value	2,068	2,203	5	4,276
Securities lending payable and other liabilities	-	(121)	-	(121)
Total plan net assets at fair value	$2,068	$2,082	$5	$4,155

Assets held at net asset value practical expedient
Private equity funds				102
Real estate funds				41
Commingled funds				1,750
Total assets held at net asset value practical expedient				1,893
Other assets (liabilities)[1]				(75)
Total Plan Net Assets				$5,973

[1]	Other assets (liabilities) include amounts receivable and accounts payable.

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

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

Estimated Future Benefit Payments

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2018. Because benefit payments will depend on future employment and compensation levels; average years employed; average life spans; and payment elections, among other factors, changes in any of these assumptions could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits
2019	$ 5,399	$ 1,637
2020	4,835	1,633
2021	4,750	1,582
2022	4,642	1,515
2023	4,508	1,463
Years 2024 - 2028	21,320	6,358

Supplemental Retirement Plans

We also provide certain senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated non-bankruptcy remote trust that are independently managed and used to provide for certain of these benefits. These plans include supplemental pension benefits as well as compensation-deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral. For our supplemental retirement plans, the projected benefit obligation was $2,397 and the net supplemental retirement pension credit was $53 at and for the year ended December 31, 2018. The projected benefit obligation was $2,344 and the net supplemental retirement pension cost was $215 at and for the year ended December 31, 2017.

We use the same significant assumptions for the composite rate of compensation increase in determining our projected benefit obligation and the net pension and postemployment benefit cost. Our discount rates of 4.40% at December 31, 2018 and 3.70% at December 31, 2017 were calculated using the same methodologies used in calculating the discount rate for our qualified pension and postretirement benefit plans.

Deferred compensation expense was $128 in 2018, $138 in 2017 and $148 in 2016.

Contributory Savings Plans

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost, which is based on the cost of shares or units allocated to participating employees’ accounts or the cash contributed to participant accounts was $724, $703 and $631 for the years ended December 31, 2018, 2017 and 2016. The increases in 2018 are attributable to our acquisition of Time Warner.

NOTE 15. SHARE-BASED PAYMENTS

Under our various plans, senior and other management employees and nonemployee directors have received nonvested stock and stock units. In conjunction with the acquisition of Time Warner, restricted stock units issued under Time Warner plans were converted to AT&T share units that will be distributed in the form of AT&T common stock and cash. The shares will vest over a period of one to four years in accordance with the terms of those plans. In addition, outstanding Time Warner stock options were converted to AT&T stock options that will vest within one year. We do not intend to issue any additional grants under the Time Warner Inc. plans. Future grants to eligible employees will be issued under AT&T plans.

We grant performance stock units, which are nonvested stock units, based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash settled portion of these awards as a liability. We grant forfeitable restricted stock and

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

stock units, which are valued at the market price of our common stock at the date of grant and predominantly vest over a four- or five-year period. We also grant other nonvested stock units and award them in cash at the end of a three-year period, subject to the achievement of certain market based conditions. As of December 31, 2018, we were authorized to issue up to approximately 313 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

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

Our consolidated statements of income include the compensation cost recognized for those plans as operating expenses, as well as the associated tax benefits, which are reflected in the table below:

	2018	2017	2016
Performance stock units	$301	$395	$ 480
Restricted stock and stock units	153	90	152
Other nonvested stock units	4	(5)	21
Stock options	5	-	-
Total	$463	$480	$ 653

Income tax benefit	$114	$184	$ 250

A summary of the status of our nonvested stock units as of December 31, 2018, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2018	29	$ 38.35
Granted	15	35.53
Issued in Time Warner acquisition	17	41.23
Vested	(20)	38.50
Forfeited	(2)	38.11
Nonvested at December 31, 2018	39	$ 38.44

As of December 31, 2018, there was $638 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 2.08 years. The total fair value of shares vested during the year was $766 for 2018, compared to $473 for 2017 and $614 for 2016.

It is our intent to satisfy share option exercises using our treasury stock. Cash received from stock option exercises was $361 for 2018, $33 for 2017 and $179 for 2016.

NOTE 16. STOCKHOLDERS’ EQUITY

Stock Repurchase Program From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. Our Board of Directors approved authorizations in both March 2013 and 2014 that allow us to repurchase 300 million shares of our common stock under each program. For the year ended December 31, 2018, we had repurchased approximately 13 million shares for distribution through our employee benefit plans totaling $419 under the authorizations. At December 31, 2018, we had approximately 376 million shares remaining from these authorizations. For the year ended December 31, 2017, we had repurchased approximately 7 million shares totaling $279 under the authorizations.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

To implement these authorizations, we used open market repurchase programs, relying on Rule 10b5-1 of the Securities Exchange Act of 1934 where feasible.

Dividend Declarations In December 2018, the Company declared an increase in its quarterly dividend to $0.51 per share of common stock. In December 2017, the Company declared an increase in its quarterly dividend to $0.50 per share of common stock.

Preferred Equity Interest We have issued 320 million Series A Cumulative Perpetual Preferred Membership Interests in Mobility II, representing all currently outstanding preferred equity interest, which pay cash distributions of $560 per annum, subject to declaration. The terms of the preferred equity interest and related documents were modified in 2018 to simplify transferability and enhance marketability.

A holder of the preferred equity interest may put the preferred equity interest to Mobility II on or after the earliest of certain events or September 9, 2020. Mobility II may redeem the preferred equity interest upon a change in control of Mobility II or on or after September 9, 2022. When either options arise due to a passage of time, that option may be exercised only during certain periods.

The price at which a put option or a redemption option can be exercised is the greater of (1) the market value of the interest as of the last date of the quarter preceding the date of the exercise of a put or redemption option and (2) the sum of (a) twenty-five dollars ($8,000 in the aggregate) plus (b) any accrued and unpaid distributions. The redemption price may be paid with cash, AT&T Inc. common stock, or a combination of cash and AT&T Inc. common stock, at Mobility II’s sole election. In no event shall Mobility II be required to deliver more than 250 million shares of AT&T common stock to settle put and redemption options. We have the intent and ability to settle the preferred equity interest with cash. So long as the distributions are declared and paid, the terms of the preferred equity interest will not impose any limitations on cash movements between affiliates, or our ability to declare a dividend on or repurchase AT&T shares.

NOTE 17. SALES OF EQUIPMENT INSTALLMENT RECEIVABLES

We offer our customers the option to purchase certain wireless devices in installments over a specified period of time and, in many cases, once certain conditions are met, they may be eligible to trade in the original equipment for a new device and have the remaining unpaid balance paid or settled. As of December 31, 2018 and December 31, 2017, gross equipment installment receivables of $5,994 and $6,079 were included on our consolidated balance sheets, of which $3,457 and $3,340 are notes receivable that are included in “Accounts receivable - net.”

In 2014, we entered into an uncommitted agreement pertaining to the sale of equipment installment receivables and related security with Citibank and various other relationship banks as purchasers (collectively, the Purchasers). Under this agreement, we transfer certain receivables to the Purchasers for cash and additional consideration upon settlement of the receivables, referred to as the deferred purchase price. Since 2014, we have made beneficial modifications to the agreement. During 2017, we modified the agreement and entered into a second uncommitted agreement with the Purchasers such that we receive more upfront cash consideration at the time the receivables are transferred to the Purchasers. Additionally, in the event a customer trades in a device prior to the end of the installment contract period, we agree to make a payment to the Purchasers equal to any outstanding remaining installment receivable balance. Accordingly, we record a guarantee obligation to the Purchasers for this estimated amount at the time the receivables are transferred. Under the terms of the agreement, we continue to bill and collect the payments from our customers on behalf of the Purchasers. As of December 31, 2018, total cash proceeds received, net of remittances (excluding amounts returned as deferred purchase price), were $6,508.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

The following table sets forth a summary of equipment installment receivables sold:

	2018	2017	2016
Gross receivables sold	$9,391	$8,058	$7,629
Net receivables sold[1]	8,871	7,388	6,913
Cash proceeds received	7,488	5,623	4,574
Deferred purchase price recorded	1,578	2,077	2,368
Guarantee obligation recorded	361	215	-

[1]	Receivables net of allowance, imputed interest and trade-in right guarantees.

The deferred purchase price and guarantee obligation are initially recorded at estimated fair value and subsequently carried at the lower of cost or net realizable value. The estimation of their fair values is based on remaining installment payments expected to be collected and the expected timing and value of device trade-ins. The estimated value of the device trade-ins considers prices offered to us by independent third parties that contemplate changes in value after the launch of a device model. The fair value measurements used for the deferred purchase price and the guarantee obligation are considered Level 3 under the Fair Value Measurement and Disclosure framework (see Note 12).

The following table shows the equipment installment receivables, previously sold to the Purchasers, which we repurchased in exchange for the associated deferred purchase price and cash:

	2018	2017	2016
Fair value of repurchased receivables	$1,480	$1,699	$1,675
Carrying value of deferred purchase price	1,393	1,524	1,638
Gain (loss) on repurchases[1]	$87	$175	$37

[1]	These gains (losses) are included in “Selling, general and administrative” in the consolidated statements of income.

At December 31, 2018 and December 31, 2017, our deferred purchase price receivable was $2,370 and $2,749, respectively, of which $1,448 and $1,781 are included in “Other current assets” on our consolidated balance sheets, with the remainder in “Other Assets.” The guarantee obligation at December 31, 2018 and December 31, 2017 was $439 and $203, respectively, of which $196 and $55 are included in “Accounts payable and accrued liabilities” on our consolidated balance sheets, with the remainder in “Other noncurrent liabilities.” Our maximum exposure to loss as a result of selling these equipment installment receivables is limited to the total amount of our deferred purchase price and guarantee obligation.

The sales of equipment installment receivables did not have a material impact on our consolidated statements of income or to “Total Assets” reported on our consolidated balance sheets. We reflect cash receipts on owned equipment installment receivables as cash flows from operations in our consolidated statements of cash flows. With the retrospective adoption of ASU 2016-15 in 2018 (see Note 1), cash receipts on the deferred purchase price are now classified as cash flows from investing activities instead of cash flows from operating activities for all periods presented.

The outstanding portfolio of installment receivables derecognized from our consolidated balance sheets, but which we continue to service, was $9,065 and $7,446 at December 31, 2018 and December 31, 2017.

NOTE 18. TOWER TRANSACTION

In December 2013, we closed our transaction with Crown Castle International Corp. (Crown Castle) in which Crown Castle gained the exclusive rights to lease and operate 9,048 wireless towers and purchased 627 of our wireless towers for $4,827 in cash. The leases have various terms with an average length of approximately 28 years. As the leases expire, Crown Castle will have fixed price purchase options for these towers totaling approximately $4,200, based on their estimated fair market values at the end of the lease terms. We sublease space on the towers from Crown Castle for an initial term of ten years at current market rates, subject to optional renewals in the future.

We determined our continuing involvement with the tower assets prevented us from achieving sale-leaseback accounting for the transaction, and we accounted for the cash proceeds from Crown Castle as a financing obligation on our consolidated balance sheets. We record interest on the financing obligation using the effective interest method at a rate of approximately 3.9%. The financing obligation is increased by interest expense and estimated future net cash flows generated and retained by Crown Castle from operation of the tower sites, and reduced by our contractual payments. We continue to include the tower assets in “Property, plant and equipment” on our consolidated balance sheets and depreciate them accordingly. At December

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

31, 2018 and 2017, the tower assets had a balance of $843 and $882, respectively. Our depreciation expense for these assets was $39 for each of 2018, 2017 and 2016.

Payments made to Crown Castle under this arrangement were $239 for 2018. At December 31, 2018, the future minimum payments under the sublease arrangement are $244 for 2019, $248 for 2020, $253 for 2021, $258 for 2022, $264 for 2023 and $1,530 thereafter.

NOTE 19. FIRSTNET

In March 2017, the First Responder Network Authority (FirstNet) announced its selection of AT&T to build and manage the first nationwide broadband network dedicated to America’s first responders. All 56 jurisdictions, including 50 states, the District of Columbia and five U.S. territories, elected to participate in the network. Under the awarded 25-year agreement, FirstNet provided 20 MHz of valuable telecommunications spectrum and will provide success-based payments of $6,500 over the first five years to support network buildout. The spectrum provides priority use to first responders, which are included as wireless subscribers and contribute to our wireless revenues. As allowed under the agreement, excess capacity on the spectrum is used for any of AT&T’s subscriber base.

Under the agreement, we are required to construct a network that achieves coverage and nationwide interoperability requirements. We have a contractual commitment to make sustainability payments of $18,000 over the 25-year contract. These sustainability payments represent our commitment to fund FirstNet’s operating expenses and future reinvestments in the network which we will own and operate. FirstNet has a statutory requirement to reinvest funds that exceed the agency’s operating expenses, which are anticipated to be in the $75-$100 range annually, and when including increases for inflation, we expect to be in the $3,000 or less range over the life of the 25-year contract. Being subject to federal acquisition rules, FirstNet is prohibited from contractually committing to a specific vendor for future network reinvestment. However, it is highly probable that AT&T will receive substantially all of the funds reinvested into the network since AT&T will own and operate the infrastructure and have exclusive rights to use the spectrum as all states have opted in. After FirstNet’s operating expenses are paid, we anticipate that the remaining amount, expected to be in the $15,000 range, will be reinvested into the network.

As of December 31, 2018, we have submitted $240 in sustainability payments, with future payments under the agreement of $120 for 2019, 2020, and 2021; $195 for 2022 and 2023; and $17,010 thereafter. Amounts paid to FirstNet which are not expected to be returned to AT&T to be reinvested into our network will be expensed in the period paid. In the event FirstNet does not reinvest any funds to construct, operate, improve and maintain this network, our maximum exposure to loss is the total amount of the sustainability payments, which would be reflected in higher expense.

The $6,500 of initial funding from FirstNet is contingent on the achievement of six operating capability milestones and certain first responder subscriber adoption targets. These milestones are based on coverage objectives of the first responder network during the construction period, which is expected to be over five years, and subscriber adoption targets. Funding payments to be received from FirstNet are reflected as a reduction from the costs capitalized in the construction of the network and, as appropriate, a reduction of associated operating expenses.

As of December 31, 2018, we have completed certain task orders related to the construction of the network and have collected $1,998 to date from FirstNet. We have reflected these amounts as a reduction to the costs incurred to complete the task orders. We anticipate collecting the remainder of the $6,500 from FirstNet as we achieve milestones set out by FirstNet over the next four years.

NOTE 20. CONTINGENT LIABILITIES

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

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $16,172 in 2019, $18,687 in total for 2020 and 2021, $10,310 in total for 2022 and 2023 and $18,492 in total for years thereafter.

See Note 12 for a discussion of collateral and credit-risk contingencies.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 21. ADDITIONAL FINANCIAL INFORMATION

	December 31,
Consolidated Balance Sheets	2018	2017
Current customer fulfillment costs (included in Other current assets)	$4,090	$3,877

Accounts payable and accrued liabilities:
Accounts payable[1]	$27,018	$24,439
Accrued payroll and commissions	3,379	2,284
Current portion of employee benefit obligation	1,464	1,585
Accrued interest	2,557	2,661
Other	8,766	3,501
Total accounts payable and accrued liabilities	$43,184	$34,470

[1]	December 31, 2018 and 2017 balances include payables of $1,984 and $927 under our vendor financing program and $1,855 and $39 of other supplier financing, respectively.

Consolidated Statements of Income	2018	2017	2016
Advertising expense	$5,100	$3,772	$3,768

Interest expense incurred	$8,450	$7,203	$5,802
Capitalized interest	(493)	(903)	(892)
Total interest expense	$7,957	$6,300	$4,910

Cash and Cash Flows We typically maintain our restricted cash balances for purchases and sales of certain investment securities and funding of certain deferred compensation benefit payments. The following tables summarize cash and cash equivalents and restricted cash balances contained on our consolidated balance sheets, as well as cash paid during the periods for interest and income taxes:

	December 31,
Cash and Cash Equivalents and Restricted Cash	2018	2017	2016	2015
Cash and cash equivalents	$5,204	$50,498	$5,788	$5,121
Restricted cash in Other current assets	61	6	7	5
Restricted cash in Other Assets	135	428	140	147
Cash and cash equivalents and restricted cash	$5,400	$50,932	$5,935	$5,273

Consolidated Statements of Cash Flows	2018	2017	2016
Cash paid during the year for:
Interest	$8,818	$6,622	$5,696
Income taxes, net of refunds	(354)	2,006	3,721

Noncash Investing and Financing Activities In 2018, we recorded approximately $2,162 of new vendor financing commitments related to capital investments. In connection with capital improvements, we negotiate favorable payment terms (referred to as vendor financing), which are excluded from our investing activities and reported as financing activities.

Labor Contracts As of January 31, 2019, we employed approximately 268,000 persons. Approximately 40% of our employees are represented by the Communications Workers of America (CWA), the International Brotherhood of Electrical Workers (IBEW) or other unions. After expiration of the agreements, work stoppages or labor disruptions may occur in the absence of new contracts or other agreements being reached. A contract now covering approximately 8,300 traditional wireline employees in our Midwest region expired in April 2018 and employees are working under the terms of the prior contract, including benefits, while negotiations continue. In addition, a contract now covering approximately 3,300 traditional wireline employees in our legacy AT&T Corp. business also expired in April 2018. Those employees are working under the terms of their prior contract, including benefits, while negotiations continue. Other contracts covering approximately 26,000 employees are scheduled to expire during 2019.

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

NOTE 22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2018 Calendar Quarter
	First[1]	Second[1]	Third	Fourth[1]	Annual
Total Operating Revenues	$38,038	$38,986	$45,739	$47,993	$170,756
Operating Income	6,201	6,466	7,269	6,160	26,096
Net Income	4,759	5,248	4,816	5,130	19,953
Net Income Attributable to AT&T	4,662	5,132	4,718	4,858	19,370
Basic Earnings Per Share
Attributable to AT&T2	$0.75	$0.81	$0.65	$0.66	$2.85
Diluted Earnings Per Share
Attributable to AT&T2	$0.75	$0.81	$0.65	$0.66	$2.85
Stock Price
High	$39.29	$36.39	$34.28	$34.30
Low	34.44	31.17	30.13	26.80
Close	35.65	32.11	33.58	28.54

[1]	Includes actuarial gains and losses on pension and postretirement benefit plans (Note 14).
[2]

Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average common shares for the quarters versus the weighted-average common shares for the year.

	2017 Calendar Quarter
	First	Second[1]	Third	Fourth[1], [2]	Annual
Total Operating Revenues	$39,365	$39,837	$39,668	$41,676	$160,546
Operating Income	6,356	6,526	5,807	1,281	19,970
Net Income	3,574	4,014	3,123	19,136	29,847
Net Income Attributable to AT&T	3,469	3,915	3,029	19,037	29,450
Basic Earnings Per Share
Attributable to AT&T3	$0.56	$0.63	$0.49	$3.08	$4.77
Diluted Earnings Per Share
Attributable to AT&T3	$0.56	$0.63	$0.49	$3.08	$4.76
Stock Price
High	$43.02	$41.69	$39.41	$39.51
Low	40.61	37.46	35.59	32.86
Close	41.55	37.73	39.17	38.88

[1]	Includes actuarial gains and losses on pension and postretirement benefit plans (Note 14).
[2]	Includes an asset abandonment charge (Note 7) and the impact of federal corporate income tax reform (Note 13).
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

AT&T management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework). We have excluded from the scope of our assessment of internal control over financial reporting the operations and related assets of Warner Media, LLC (formerly Time Warner Inc. and referred to as “Warner Media”) which we acquired in 2018. At December 31, 2018 and for the period from acquisition through December 31, 2018, total assets and operating revenues subject to Warner Media’s internal control over financial reporting represented 24.1% and 9.7% of AT&T’s consolidated total assets and total revenues as of and for the year ended December 31, 2018. Based on its assessment, AT&T management believes that, as of December 31, 2018, the company’s internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company’s internal control over financial reporting.

/s/ Randall Stephenson	/s/ John J. Stephens
Randall Stephenson Chairman of the Board, Chief Executive Officer and President	John J. Stephens Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AT&T Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2019 expressed an unqualified opinion thereon.

Adoption of Accounting Standards Updates

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2018, the Company changed its method for recognizing revenue as a result of the modified retrospective adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. Additionally, effective January 1, 2018, the Company adopted certain other ASUs requiring retrospective application. Specifically, the Company (i) changed the presentation of certain components of its net periodic benefit costs in the consolidated statements of income as a result of the adoption of ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, (ii) changed the classification of certain cash receipts in the statements of cash flows as a result of the adoption of ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, and (iii) included restricted cash in the reconciliation of beginning and ending cash and cash equivalents in the statements of cash flows as a result of the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1999.

Dallas, Texas

February 20, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AT&T Inc.

Opinion on Internal Control over Financial Reporting

We have audited AT&T Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AT&T Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Report of Management, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Warner Media, LLC (formerly Time Warner Inc. and referred to as “Warner Media”), which is included in the 2018 consolidated financial statements of the Company and constituted 24.1% of total assets as of December 31, 2018 and 9.7% of operating revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Warner Media.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Company and our report dated February 20, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

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

February 20, 2019